Form 20-F
period 1998-03-31
TELECOM CORP OF NEW ZEALAND LTD
filed 1998-09-28
CIK 875809

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------

                                   FORM 20-F

                     ANNUAL REPORT PURSUANT TO SECTION 13
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended 31 March 1998
                        Commission file number 1-10798

--------------------------------------------------------------------------------

                  TELECOM CORPORATION OF NEW ZEALAND LIMITED
            (Exact name of Registrant as specified in its charter)

                                  New Zealand
        (State or other jurisdiction of incorporation or organisation)

       Telecom Networks House, 68 Jervois Quay, Wellington, New Zealand
                   (Address of principal executive offices)

--------------------------------------------------------------------------------
Securities registered or to be registered pursuant to Section 12(b) of the Act:


Title of each class                                                      Name of each exchange on which registered
American Depositary Shares .......................................................New York Stock Exchange
("ADSs", evidenced by American Depository Receipts ("ADRs"))

Interim American Depositary Shares ...............................................New York Stock Exchange
("Interim ADSs", evidenced by Interim American Depository Receipts ("Interim ADRs"))

Ordinary Shares, no par value ....................................................New York Stock Exchange*
("Shares")

Instalment Receipts...............................................................New York Stock Exchange*
("IRs")

*Not for trading, but only in connection with the registration of ADSs or Interim ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.............None
Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act.................................................................................None
----------------------------------------------------------------------------------------------------------
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares, no par value...........................................................1,751,976,069

Special rights convertible preference share, no par value...........................................1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for the past 90 days.

                          Yes  [X]       No [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17        Item 18  [X]

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                              INTRODUCTORY MATTERS
                              --------------------

Exchange Rates..............................................................   3

Interpretation..............................................................   3

Forward Looking Statements..................................................   3

                                     PART I
                                     ------
Item 1     Description of Business..........................................   5

Item 2     Description of Property..........................................  20

Item 3     Legal Proceedings................................................  20

Item 4     Control of Registrant............................................  22

Item 5     Nature of Trading Market.........................................  22

Item 6     Exchange Controls and Other Limitations Affecting Security
           Holders..........................................................  23

Item 7     Taxation.........................................................  28

Item 8     Selected Financial Data..........................................  35

Item 9     Management's Discussion and Analysis of Financial Condition and
           Results of Operations............................................  37

Item 9A    Quantitative and Qualitative Disclosures about Market Risk.......  38

Item 10    Directors and Officers of Registrant.............................  38

Item 11    Compensation of Directors and Officers...........................  40

Item 12    Options to Purchase Securities from Registrant or Subsidiaries...  41

Item 13    Interest Of Management In Certain Transactions...................  41

                                    PART II
                                    -------
Item 14  Description of Securities to be Registered.........................  41

                                    PART III
                                    --------
Item 15  Defaults Upon Senior Securities....................................  41

Item 16  Changes in Securities and Changes in Security for Registered
         Securities.........................................................  41

                                    PART IV
                                    -------
Item 17  Financial Statements...............................................  41

Item 18  Financial Statements...............................................  41

Item 19  Financial Statements and Exhibits..................................  41

                             INTRODUCTORY MATTER
                             --------------------

Exchange Rates

In this Annual Report on Form 20-F (the "Report"), references to "US$" or "US dollars" are to United States dollars and references to "$", "NZ$" and "NZ dollars" are to New Zealand dollars. Telecom Corporation of New Zealand Limited (together with its subsidiaries, where appropriate, the "Company" or "Telecom") publishes its financial statements expressed in New Zealand dollars. For the convenience of the reader, this Annual Report on Form 20-F contains translations of certain NZ dollar amounts into US dollars at the rates indicated. Unless otherwise stated, the translations of NZ dollars into US dollars have been made at NZ$1.00 to US$0.5523. These translations should not be construed as representations that the NZ dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate.

The NZ dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders. There are no governmental controls on the exchange rate of the NZ dollar.

The following table sets forth certain information concerning exchange rates between NZ dollars and US dollars based on the noon buying rate in New York City for cable transfers in New Zealand dollars as reported by the Federal Reserve Bank of New York (the "Noon Buying Rate"):

-----------------------------------------------------------------------------------------------------------
Fiscal Year ended 31 March                 Period End        Average (a)        High           Low
                                               (expressed in US dollars per NZ$1.00)
1994                                        .5613             .5532             .5785          .5157
1995                                        .6549             .6154             .6549          .5593
1996                                        .6807             .6650             .6890          .6435
1997                                        .6973             .6932             .7148          .6678
1998                                        .5523             .6279             .6973          .5523
(a) Determined by averaging the Noon Buying Rates on the last day of each month during the fiscal year
-----------------------------------------------------------------------------------------------------------

On 23 September 1998, the Noon Buying Rate was NZ$1.00 to US$0.4905.

Most of Telecom's revenues are invoiced in NZ dollars and substantially all of its operations are located, and services are provided, within New Zealand. Although Telecom purchases telecommunications equipment from foreign suppliers and borrows in foreign currencies, it has a policy of managing its exposure to exchange rate fluctuations through a variety of financing techniques, including currency swaps, forward foreign exchange contracts, and option agreements.

Interpretation

Certain information required for this Report is incorporated by reference to Telecom's Financial Statements for the fiscal year ended 31 March 1998 (the "Financial Statements") and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended 31 March 1998 (the "MD&A"). The Financial Statements and MD&A are contained in Telecom's 1998 Annual Report to Shareholders (the "Annual Report") filed under cover of Form 6-K dated 25 June 1998. References to "Notes" are references to the Notes to the Financial Statements.

Forward Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. When used in this Report, the words "anticipate," "believe," "estimate," "expect," "intends" and similar expressions, as they relate to the Company, are intended to identify forward-looking statements, which include statements relating to, among other things, the ability of the Company to continue to successfully compete in the New Zealand telecommunications market. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set forth or incorporated in this Report generally and certain economic and business factors, some of which may be beyond the control of the Company, including without limitation: competition in the telecommunications market; the outcome of litigation to which the

Company is or may become a party; the Company's exposure to exchange rate fluctuations; the impact of rapid technological change in the telecommunications industry; the impact of current or future government regulation; the state of the New Zealand economy; risks related to the "Year 2000 Issue"; perceived health risks associated with electromagnetic energy; and the adequacy of the Company's disaster recovery programs.

                                    PART I
                                    ------

Item 1 - Description Of Business

General

Telecom provides local, national and international telephone services and a wide range of other telecommunications services, including cellular, directories, leased circuits, mobile radio, paging and data communications. Telecom is also a distributor of telecommunications equipment. In addition, Telecom is a leading provider of Internet services and has some offshore interests.

History and Development

The Company was established by the New Zealand Government (the "Government") in 1987 for the purpose of acquiring the telecommunications business of the Post Office as part of a broad range of reforms instituted by the Government that were designed to place government-owned trading agencies on an equal footing with private industry.

Ameritech Holdings Limited (or any of its related companies where appropriate, "Ameritech NZ" or "Ameritech") and Bell Atlantic Holdings Limited (or any of its related companies where appropriate, "Bell Atlantic NZ" or "Bell Atlantic") purchased the Company from the Government in September 1990. In accordance with an agreement with the Government, each of Ameritech NZ and Bell Atlantic NZ subsequently reduced its beneficial share ownership in the Company to 24.95%. Ameritech NZ has disposed of, and Bell Atlantic NZ has monetised, all or substantially all of their holdings in the Company.

In February 1998, Bell Atlantic issued a series of exchangeable notes (the "Exchangeable Notes"), which are exchangeable, commencing in September 1999, under certain circumstances, into 24.95% of Telecom's Shares. Telecom understands that Bell Atlantic may be required by the terms of the Indenture governing the Exchangeable Notes to take actions to cause Bell Atlantic to cease to be an affiliate of Telecom prior to such exchanges of the Exchangeable Notes, which could be as early as June 1999. Such actions may include causing the Directors nominated by Bell Atlantic (currently Messrs Killian and Levetown) to resign.

In April 1998 Ameritech sold, on an instalment basis, 436,970,670 Shares in the form of Instalment Receipts (IRs) and Interim American Depositary Shares (Interim ADSs) representing the right to receive eight IRs. Until payment of the final instalment, the IRs and ADSs are subject to a security interest held by Ameritech. Upon payment of the final instalment in March 1999, holders of the IRs and Interim ADSs will have the right to receive the related Shares and ADSs. Following the sale, the two directors who had been nominated to the Board of Directors by Ameritech NZ resigned.

Since the establishment of the Company, the New Zealand telecommunications industry has been progressively deregulated. Telecom now operates in a comparatively deregulated environment and, except for certain limitations on standard residential charges, is free to increase or decrease the prices it charges for all of its services. See "Kiwi Share". The telecommunications market in New Zealand is also open to competition. See "Competition". The Government continues to monitor the emergence of competition and the pricing of goods and services in the telecommunications market and retains the right to intervene in certain circumstances. See "Regulatory Framework".

In February 1993, Telecom commenced implementation of a restructuring plan to consolidate operations and further improve service quality, while reducing operating costs by eliminating duplication in systems, procedures, personnel and facilities and by aligning work practices and processes more closely with customer needs.

Further restructuring of the Company was commenced during fiscal 1997 including the "performance 2000" project, a medium to long-term project to review how Telecom's business is managed and to measure it against the World's best practice and benchmarks.

New Zealand Economy

The bulk of Telecom's operations are in New Zealand and Telecom's business is directly impacted by the state of the New Zealand economy. Weaknesses in the economy tend to have an adverse effect on Telecom's growth rate. External influences such as the sharp weakening in several Asian currencies and economies, and slowing world economic growth have combined with domestic events to slow the country's economic growth. These domestic factors include a prolonged and severe drought affecting New Zealand's agricultural production, declining trade receipts, high real interest rates and a dwindling Government surplus. New Zealand's Gross Domestic Product growth slowed to 1.2 percent for the year to June 1998 and was negative 0.8 percent in the June quarter.

On 25 September 1998, Moody's Investors Services ("Moody's") downgraded New Zealand's sovereign credit rating from Aa1 to Aa2 reflecting concerns about continued pressure on New Zealand accounts and a worsening economy. As a result, on 26 September 1998 Moody's downgraded Telecom's long term foreign currency credit rating from Aa1 to Aa2.


Products and Services

Introduction

For the fiscal year ended 31 March 1998, approximately 57.3% of Telecom's operating revenues from continuing operations were derived from the provision of local, national and international telephone services. Revenues from discontinued operations are accounted for separately in the Consolidated Statement of Financial Performance as "Discontinued Operations". See Note 7.

Local Service

Local service contributed approximately 25.2% of Telecom's operating revenue for fiscal 1998. The components of local telephone service are business and residential line rentals and local call charges (predominantly paid by business customers). Local telephone service provides the customer with access to the local telephone exchange, allowing telephone communication between customers in a local calling area and access to national and international toll services.

Local telephone service is provided by cable or radio links that connect customers to the Telecom network and exchanges that enable customers to connect to one another.

National Calls

National calls contributed approximately 17.5% of Telecom's operating revenue for fiscal 1998. National calls (also known as inland toll calls or, in the United States, long distance calls) include calls to a location outside the caller's local calling area, calls to the cellular network originating within the fixed line network and operator service charges.

Most national calls are placed by direct dialling, also known as Subscriber Toll Dialling ("STD"). Telecom also provides operator assistance for such services as price required calls, transfer charge calls, collect calls, person-to-person calls, conference calls and calls using Telecom Calling Cards. There is a charge for the use of operator services.

National calls are carried on "trunk lines" which are long-line transmission systems connecting exchanges. Telecom's trunk lines are almost completely fibre optic cables and microwave radio links.

International Services

International services contributed approximately 14.6% of Telecom's operating revenue for fiscal 1998. International services provided by Telecom include outgoing international calls made in New Zealand, collect, credit card and "New Zealand Direct" calls to New Zealand, receipts from overseas telecommunications administrations and companies for calls to New Zealand that use Telecom's facilities and calls from international switched traffic transiting Telecom's facilities. Revenue is also derived from international leased services and private networks used by New Zealand business customers. Telecom makes payments to overseas administrations and companies for the use of their facilities for outward and transit calls from New Zealand to their countries.

Telecom's largest international traffic route is between New Zealand and Australia. For fiscal 1998, approximately 48% of the volume of Telecom's outgoing international calls were calls to Australia. Outgoing international calls to other Pacific islands, the United Kingdom, the United States, Japan and Canada comprise the next largest streams.

Telecom provides international services via cables and satellite earth stations, which receive and transmit international traffic, and international gateway exchanges, which route incoming and outgoing traffic. Telecom is directly linked to 62 carriers in 50 countries by submarine cable and satellite and through those countries to the rest of the world. Telecom owns a significant interest in TASMAN 2, a South Pacific submarine fibre optic cable. Telecom also owns an interest in PacRim East, which links New Zealand and Hawaii, and in PacRim West, which links Australia and Guam. PacRim West, together with TASMAN 2, PacRim East, TPC-5 (linking Guam, Japan and Hawaii) and HAW-5 (linking Hawaii to the United States mainland), form a Pacific network of fibre optic cables linking New Zealand to North America and Asia.

Telecom is planning a joint venture with other international telecommunications organisations to build and operate a trans-Pacific submarine optical fibre cable called the Southern Cross Cable Network ("Southern Cross"), linking Australia, New Zealand, Fiji, Hawaii and the West Coast of the United States. Southern Cross is intended to provide international capacity to meet expected growth of traffic generated by data services, including internet traffic, and is expected to commence operations in 1999 and achieve full operational capacity in 2000.
In March 1998 Telecom signed a capacity use agreement committing the Company to purchase capacity on the cable of approximately US$140 million. The first payment of US$70 million is due on the first ready for service date ("RFS") in December 1999. The second payment of US$57 million is due in September 2000 with the balance due over the following two years. No payments will be due in the event the project is terminated. The Telecom Board has granted conditional approval to a 50% equity investment in Southern Cross. The equity investment of US$75 million is due on the earlier of RFS or early termination of the project.

Telecom has authority under Section 214 of the Communications Act 1934 (United States) to acquire and operate communications facilities in the United States, and has established a presence in the United States with a transit switch which became fully operational in December 1996. In addition, Telecom has obtained licences to operate similar facilities in Australia and the United Kingdom.


Cellular and Other Mobile Services

Telecom's cellular and other mobile services contributed approximately 12.5% of Telecom's operating revenue for fiscal 1998.

Cellular - Telecom's cellular network is available to approximately 96% of the New Zealand population. The network consists of both digital (DAMPS) and analog
(AMPS) services, with most of Telecom's customers subscribing to the networks AMPS service. At 31 March 1998, it had approximately 476,200 connections (up from approximately 422,800 connections, or 12.6% from 31 March 1997).

Special features provided through the Telecom cellular telephone service include: optional rate plans; part-minute charging; customised billing; Cellular Secretary (voice mail); call diversion; three-way conferencing; international roaming; Voice Dial (where a customer can make a call by speaking numbers or names); Mobile Note (where text messages can be sent to the screen of a customer's phone); and Tandem (where two phones operate on one number).

Telecom is developing personal communications services which bring together the benefits of fixed and mobile technologies and applications, primarily using its existing fixed wire and cellular infrastructure. The first of these services, Mobile Extension (which allows users to dial internal fixed extension numbers from their mobile phones anywhere in New Zealand), was launched in November 1996. Another service that allows users to make calls from within their offices or "business zone" for less than a standard mobile phone call is also offered.

The Telecom cellular network has, until recently, been retailed by Telecom and three independent service providers through more than 250 independent dealers nationwide. However Telecom has now purchased these independent service providers and has taken over the direct management of their customers.

As part of its marketing strategy for its cellular services, the Company provides dealers with handset subsidies which are passed directly to subscribers. These subsidies are in addition to revenue-based dealer commissions. The amount of the handset subsidy is dependent upon the length and type of service contract that the subscriber selects. Handset subsidies for new subscribers are expected to increase over time as more new subscribers select Telecom's DAMPS network, which requires more expensive handsets.

Paging - Telecom provides an extensive paging service which is available to approximately 95% of the population. Telecom offers alphanumeric (message) pagers which operate in conjunction with the Telecom paging message centre. Telecom also offers simple tone and numeric pagers and private paging systems such as wide area paging networks for the health sector. Telecom has also introduced a paging service called "Minicall" aimed at the consumer market which involves customers purchasing a pager with callers to the pager paying a per call charge.

Mobile Radio - Telecom operates a national mobile radio network that covers 90% of New Zealand through its 1,750 channels and 190 mobile radio repeater sites located strategically throughout the country. Most of Telecom's mobile radio customer base of 35,000 terminals are companies with vehicle fleets operating from a central base.

The number of mobile radio systems per capita in New Zealand is high in comparison with other countries. This is largely attributable to the low cost of the service to users and national co-ordination of the network. Telecom's mobile radio network can connect to the PSTN to allow telephone calls. Telecom's mobile services have now been enhanced through the expansion of new services such as Fleetlink (trunked radio), Sealink (automatic marine telephone service) and mobile data capability.

Enhanced Network and Miscellaneous Other Services

Revenues from enhanced network services and miscellaneous other services contributed approximately 11.0% and 3%, respectively, of Telecom's operating revenue for fiscal 1998.

Telecom offers a range of "Smartphone" services such as call waiting, call diversion, 3-way calling, do not disturb, quick dial and caller display. Customer awareness and usage of these services is growing. Based on trends in other countries, Telecom expects the use of these services to grow in the future. Telecom also offers network based call answering and messaging services such as call minder and message manager.

Telecom's 0800 services automatically charge the called party and are free to the calling party. This service is used mainly by businesses to encourage long-distance calls from customers. Telecom offers a call analysis package as part of its 0800 service. Telecom also offers 0800 services for residential customers.

Netway Communications Limited ("Netway"), a wholly owned subsidiary of the Company, is a specialist business operating in the large business sector.
Netway specialises in designing and managing customised solutions for the telecommunications needs of large organisations. As part of its services, Netway operates telephone and computer networks, fax, e-mail and electronic data interchange ("EDI") services. Netway has over the past year become more closely integrated into Telecom's services division.

Telecom offers PACNET, a data transport system that uses packet switching technology to accumulate and transmit information in "packets". PACNET is used as a basis for value-added services such as electronic-mail, online database systems and EFT-POS (Electronic Funds Transfer at the Point-of-Sale). Telecom's frame relay and ATM services provide high-speed links between LAN host computers and high performance workstations designed to address the growing market for high-speed data services. The ATM service is increasingly being used to support Internet protocol ("IP") services.

Telecom offers Centrex, a PABX-like service provided directly from Telecom telephone exchanges. Centrex is primarily designed to meet the requirements of business customers and provides access to a wide range of features normally available only from an advanced business system.

The Company is a leading provider of Internet services in New Zealand.
Telecom's strategy to increase Internet service revenues is to continue to grow the number of subscribers to its XTRA service and increase usage by promoting electronic commerce applications in New Zealand. In addition, Telecom intends to continue to grow revenues by attracting advertising and Internet traffic over its network. Growth in Internet usage is also stimulating demand for second access lines and fast data services by business and residential customers. Telecom also provides IP network services which connect other internet service providers to their customers.

Telecom owns a 60% interest in Telecom Cook Islands Limited, a joint venture with the Government of the Cook Islands, which provides a full range of telecommunications services to the Cook Islands.

Telecom also operates ISDN, 0900, public payphone, teleconferencing and consultancy services.

Equipment Sales and Installation Services

Revenues from Telecom's equipment sales and installation services contributed approximately 6.0% of Telecom's operating revenue for fiscal 1998. Telecom supplies and installs a range of customer premises equipment ("CPE"), including telephones, PABXs, keyphones, pagers, facsimile and other data terminals and equipment. All CPE supplied by Telecom is manufactured by non-affiliated suppliers.

Telecom Business Systems Limited ("TBSL"), a wholly owned subsidiary of the Company, provides sales and marketing support, installation, rental and maintenance for business customers requiring complex or sophisticated CPE. Over the past year TBSL has become more closely integrated into Telecom's Services Division. Telecom provides rental telephones for business and residential customers but does not sell telephones to residential customers except in limited cases such as to encourage the uptake of network services (e.g., caller display). Telecom also supplies PABXs and other business systems on a rental and sale basis and through third party leasing arrangements.

Leased Services

Telecom's leased services contributed approximately 3.8% of Telecom's operating revenue in fiscal 1998. Telecom offers a wide range of dedicated circuit services to satisfy the needs of customers requiring use of exclusive telecommunications links. These services are used extensively in corporate data networks. Dedicated circuits are commonly used for applications such as linking PABXs and for private data networks. Other uses include transporting fire and other alarm signals to centralised monitoring centres, and transporting radio and television signals between studio facilities and transmission sites.

Directories

Telecom's directories business contributed approximately 4.3% of Telecom's operating revenue for fiscal 1998. Telecom annually publishes 18 regional directories listing customers' names and telephone numbers ("The Telephone Book"), and 17 local, and 2 specialist directories. Telecom also has a contract to publish the Cook Islands telephone directories. Telecom has entered into separate agreements with Clear and Telstra New Zealand Limited ("Telstra NZ") for their respective customers to be listed in Telecom's directories.

A standard listing in the regional and local directories is free to both residential and business customers. Special listings are available on a charged basis. Regional advertising directories classified by product or service ("YELLOW PAGES(R)") are also published every year.

Every home and business in New Zealand receives, at no charge, one copy of The Telephone Book and YELLOW PAGES(R) for the region in which they are located. Additional copies may be purchased. In addition, a national directory of facsimile numbers is published and distributed to customers listed in the facsimile directory at no charge and to others for a fee.

Telecom offers four colour advertising, bold and super bold entries and logos in its directories. Telecom also provides Electronic White Pages(TM), Internet WHITE PAGES and INTERNET YELLOW PAGES(TM).

Interconnection

Revenues from Telecom's interconnection services contributed approximately 2.1% of Telecom's operating revenue for fiscal 1998.

Telecom exchanges calls with competing telecommunications operators which require access to Telecom's networks in order to provide their customers with service capability throughout New Zealand. Prices and terms for this interconnection are determined by agreement between the parties and Telecom's revenues include payment for calls carried on behalf of other service providers.

Telecom entered into its first interconnection agreement in 1991 with Clear Communications Limited ("Clear"). Clear is a joint venture among BT, MCI, Todd Corporation Limited (a large privately owned New Zealand investment company) and Television New Zealand Limited (a state owned television company) formed to operate a competing telecommunications network in New Zealand. Clear has announced that MCI is to sell its shareholding in Clear and that BT is to increase its stake through the purchase of up to all of MCI's 25 per cent shareholding.

Telecom and Clear entered into a comprehensive new interconnection agreement which came into effect on 1 January 1996. The interconnection agreement includes prices for local service interconnection whereby Clear and Telecom pay each other interconnection charges for local calls. It also includes revised prices for toll interconnection and 0800 interconnection and for Clear customers calling Telecom cellular customers. Clear has filed a suit against the Company challenging, among other things, the validity of both Clear's current and original interconnection agreements. See "Item 3 - Legal Proceedings". On 26 November 1997, Telecom and Clear signed an agreement establishing local number portability between their two networks.

Clear's interconnection agreement with Telecom requires Clear to pay Telecom charges for interconnection and call charges to the extent Clear's customers' calls go over the Telecom network and vice versa. The interconnection agreement does not require that Telecom bill Clear customers or provide Clear with the names and addresses of Telecom customers. Instead, Clear enters into agreements with new customers on an individual basis and bills its customers directly. In order to access the Clear network for toll interconnection, Clear customers must either dial an access code or arrange for non-code access. Non-code access, which provides customers with the ability to preselect a long distance carrier, became available in April 1993. Clear pays additional charges to Telecom in order to provide non-code access to its customers. Clear is currently withholding certain payments for services supplied under its interconnection agreement. See "Item 3-Legal Proceedings."

Telecom concluded an interconnection agreement with Saturn Communications Limited ("Saturn") in June 1997. Saturn offers pay television services over a cable network it has installed. Under the interconnection agreement with Telecom, Saturn provides local and national call services.

In March 1995, Telecom entered into an interconnection agreement with Global One Telecommunications (New Zealand) Limited ("Global One"), an affiliate of Sprint. Global One is currently offering international services.

In June 1996 Telecom concluded its first interconnection agreement with Telstra NZ, a subsidiary of Telstra. Telstra is the major supplier of telecommunications services in Australia. The interconnection agreement with Telecom enabled Telstra NZ to offer national and international calls and 0800 service. Telstra NZ has also stated its intention of offering leased data services. In November 1997, Telecom signed a new interconnection agreement, which replaced the June 1996 agreement and also covered local service. Telecom also signed a local number portability agreement with Telstra NZ. Telstra NZ provides local service for business customers.

In February 1998, BellSouth New Zealand ("BellSouth NZ") and Telecom entered into a comprehensive new interconnection agreement, replacing the original March 1993 agreement between the parties. This interconnection agreement covers a broad range of interconnection service, including interconnection with BellSouth NZ's cellular network.

Telecom has an interconnection agreement with Teamtalk Limited ("Teamtalk") (a wholly owned subsidiary of International Wireless Communications) covering the trunked mobile dispatch service operated by Teamtalk.

Telecom also has interconnection agreements with Compass Communications Limited, and Worldxchange Limited ("Worldxchange") and New Call Communications Limited.

Tariffs

There is no statutory regulation of Telecom's prices for telephone network access or usage or for any of its other services in New Zealand. Consequently, Telecom is not required to appear before any regulatory authority in order to increase or decrease its rates. However, under Telecom's Constitution ("Constitution"), Telecom is restricted, except in certain circumstances, from raising its standard residential line charges above the percentage increase in the New Zealand Consumers Price Index ("CPI"). See "Regulatory Framework--Kiwi Share"

Historically, telecommunications tariffs were set by the Post Office on the basis of financial targets set by the Government to achieve social and political objectives. This pricing structure resulted in significant cross-subsidisation among various elements of Telecom's services. The foremost example was the subsidy of local telephone services by other revenue, principally from national calls. This cross-subsidisation continues to a lesser degree.

Under Telecom's tariff structure, residential customers ordinarily pay a fixed monthly access charge of NZ$31.70 before Goods and Services tax (GST), that entitles them to make local calls without additional charge. Telecom also offers residential customers various optional payment plans relating to monthly access charges and per call pricing, which provides, for example, residential customers with the option to pay for local calls in return for a reduced access charge.

Most business customers now pay a uniform fixed-wire rental, plus a usage charge for local calls. The current level of the standard fixed access charge is NZ$58.42 per month (before GST). The usage charge is NZ 4.55 cents per minute (before GST) between 7am and 10pm and NZ 0.99 cents per minute (before GST) at other times. Some business customers receive discounts on their line rental and local call charges as part of business discount plans available to the business market.

Residential and business customers are charged for direct dial national calls on a 1 minute + 1 second basis, which charges customers for the first minute of use at the time the call is connected and on a per second basis from the completion of the first minute of calling. The prices for national calls vary according to traffic route, distance and time of day. Promotions and price specials are run periodically to stimulate growth in volume. Telecom offers a range of discount plans to its business and residential customers designed to ensure that prices for national calls are competitive within the most important market segments.

International calls are also charged on a 1 minute + 1 second basis. Promotions and price specials are used periodically to stimulate growth in international calls. Telecom offers a range of discount plans to its business and residential customers designed to ensure that prices for international calls are competitive.

Telecom offers a range of cellular plans to its business and residential customers, which consist of monthly access fees and per call charges on a 1 minute + 1 second basis. Telecom also offers discounts to business customers. Originators of calls to cellular telephones generally pay all usage charges. Telecom also offers a pre-paid cellular plan.

Telecom charges subscribers a monthly access charge for subscription to its value-added services such as voice messaging and caller display.

Marketing

Telecom's marketing activities are focused on positioning Telecom as a major competitive provider of telecommunications services to business and residential customers in New Zealand. There are three major marketing teams within the company, structured around three main groups of customers - Consumer, Business and large Corporate customers. Each of these marketing teams focuses on their customer groups. All three marketing teams cover both fixed and mobile services. Each of the Consumer, Business and Corporate groups also operate a range of direct and indirect channels, including face-to-face account management of key business customers and all of Telecom's top 600 customers.

Telecom maintains an advertising programme, through broadcast and print media, to support its sales effort. The focus of Telecom's advertising strategy is to increase customer awareness of products, stimulating usage and building the Telecom brand.

Technology

Telecom operates an advanced telecommunications network. Over 99% of Telecom's customers are connected to digital telephone exchanges. Approximately 99% of Telecom's transmission links between cities (inter city links) and links within urban areas (urban links) have digital capacity. Of these, approximately 99% of urban transmission systems are now fibre optic. Inter city links are fibre optic cables (86%) with some digital microwave radio (14%). Local loop technology includes copper cable, radio and fibre optic. A network of digital transmission systems connects the major switching nodes. Telecom has adopted the internationally standardised CCS No.7 signaling system as a key component of its network design. Telecom commenced operation of the Intelligent Network ("IN") in 1992. The IN enhances the operation of the existing network and allows Telecom to more easily provide new services. Telecom began deployment of synchronous transmission systems in 1993. Telecom's network is managed through a computerised management system which monitors the network, records network traffic flows and rearranges network capacity as necessary. This IN is intended to enable swift restoration of service after any failure and to maintain maximum network availability.

Telecom began in January 1996 to deploy residential HFC cable in Auckland and Wellington for commercial delivery of information and entertainment services to the home. However, during the program, it became clear that alternative technologies are likely to be more appropriate for the carriage of fast data, and possibly video. Accordingly, the deployment of HFC cable was halted after the first stage. During the year ended 31 March 1998, the estimated costs (NZ$37.3 million) associated with the termination of the HFC cable rollout and the reorganisation of First Media were identified and provided for. First Media was closed with effect from 31 July 1998. The additional costs associated with the decision to close First Media are expected to be accommodated by the existing provision.

Telecom is currently conducting a commercial trial for residential and business customers in the Wellington region of ADSL (asymmetric digital subscriber line) network technology to determine its suitability to deliver broadband services, such as high-speed data, additional voice services and, potentially, video services, over existing copper cabling. A final decision has not been made regarding a roll-out of ADSL technology. A nationwide ATM (asynchronous transfer mode) network is now operational. Frame relay services are also supported on the ATM network.

Telecom's international network provides international services via optical fibre submarine cables and satellite earth stations. The international network is 99.7% digital.

Telecom does not manufacture telecommunications equipment but concentrates on the design and development of its networks with the best technology available. Research and development costs are, therefore, not material. Equipment is purchased on supply contracts after international tendering of bids. Turnkey supply and installation contracts and flexible supply contracts (typically of three to five years duration) are used for equipment installed by Telecom in its network. Telecom has long-term equipment supply relationships with NEC Corporation of Japan ("NEC"), Fujitsu Limited of Japan ("Fujitsu"), Nokia Telecommunications of Finland ("Nokia") and L M Ericsson of Sweden ("Ericsson"), which has enabled it to develop an integrated network of high technical quality. NEC has been the provider of main exchange switches to the Telecom network since 1973, first with crossbar electro-mechanical switches and, since 1982, with digital switches. NEC has also provided IN and international gateway switches. Fujitsu, Nokia and Siemens are the main providers of transport systems.
Ericsson has supplied Telecom with its cellular network since 1986, including cell sites and switches.

Telecom has no obligation to continue to purchase equipment from NEC, Fujitsu, Nokia or Ericsson and Telecom believes there are sufficient alternative sources of supply. Telecom also controls a joint venture company with NEC for software writing, fault servicing and turnkey installation of switching equipment for the national network.

Impact Of Rapid Technological Change

Rapid changes in telecommunications and information technology are redefining the markets in which Telecom operates, the products and services demanded by customers and the ability of enterprises to compete in the telecommunications industry. Such changes are broadening the range, reducing the costs and expanding the capacity and function of infrastructures capable of delivering these products and services. Partially as a result of these changes, the prices that can be charged for many products and services are falling. There is a risk that competitors will deploy or develop technologies that provide them with lower costs or other operating advantages relative to Telecom, which could require Telecom to reduce the prices of its products and services to remain competitive and incur significant expenditures in addition to those already planned in order to remain competitive.

Disaster Recovery

The computer systems used by Telecom to support its sales and service operational groups and for the processing of data for billing and financial reporting purposes are situated principally in one location. The Company does not presently have back-up processing facilities adequate for the timely processing of this data in the event of the destruction or substantial impairment of its primary processing facilities, which could occur as a result of earthquake, fire, flood or other disaster. Were such an event to occur, the Company could experience significant problems in servicing customers, delays in the processing of customer bills and the receipt of related payments and the production of financial accounts.

In addition, as Telecom's network continues to develop, it becomes more concentrated and more dependent upon computer technology. The concentration of more lines terminating in fewer switches means that the possible impact of earthquakes, fires, floods or other disasters is likely to be greater. Greater dependence on computer technology also means a greater susceptibility to the usual array of computer-related problems.

Perceived Health Risks Associated with Electromagnetic Energy

Allegations have been made, but not proven, that mobile telecommunications equipment may pose health risks due to emissions of electromagnetic energy from such devices. The weight of national and international scientific opinion is that there is no substantial evidence of detrimental public health effects from cellular transmission equipment operating at typical levels. Investigations are continuing into the safety of cellular handsets. In its operations, Telecom complies with the electromagnetic energy emissions levels permitted by the applicable New Zealand standard. However, there is a risk that an actual or perceived health risk associated with mobile telecommunications equipment could lead to litigation, adversely affect the Company through a reduction in the number of subscribers or the growth rate of mobile telecommunications services or reduced usage per customer, or hinder the company's placement of new mobile telecommunications equipment.


Year 2000

The majority of computer software worldwide is programmed to process transactions using only two digits for the year of the transaction (eg, "98" for 1998) rather than four digits. Computer systems which process year 2000 transactions (and beyond) with the year "00" will encounter significant processing inaccuracies and potentially even inoperability. Almost all of the services which Telecom offers its customers are based on technology-driven systems, including the exchanges and other components in Telecom's fixed-wire, cellular and paging networks. This issue also affects many of Telecom's traditional information technology applications. In addition, Telecom's customers and suppliers are subject to the same risks and, if they are so affected, such event could, in turn, adversely affect Telecom.

Planning to address Year 2000 issues started in August 1996. The first phase of the project, to identify those of Telecom's systems which are not year 2000 compliant, has been completed. The development of detailed plans and timetables to minimise the risk that any of Telecom's business-critical systems are not year 2000 compliant by 31 December 1999 was completed in May 1997, at which time the identification of, and search for, the necessary human resources commenced. Such resources are generally in short supply both in New Zealand and worldwide and it is expected that competition for the necessary skills will intensify as the year 2000 draws near.

The operating cost of making the modifications necessary to maintain existing functionality into the year 2000 and beyond is estimated at NZ$87.0 million (US$48.1 million). The Company will also make capital expenditures in connection with this issue estimated at approximately NZ$20.0 million (US$11.0 million). Telecom established a reserve to account for Year 2000 costs as at 31 March 1997. Costs of approximately NZ$ 13.8 million incurred in the year to 31 March 1998 together with costs of NZ$9.1 million incurred during the 3 months to 30 June 1998 have been charged to this provision.

While the Company is going through a process of checking, validation and contingency planning there can be no assurance that the Year 2000 program will be successful, additional costs will not be incurred, Telecom's customers or suppliers will not be adversely affected or such issues will not otherwise have a material adverse effect on Telecom's business, financial condition or results of operations.


Competition

Introduction

Since 1989, there have been no statutory barriers to entry to any part of the telecommunications industry in New Zealand, and vigorous competition has developed in the various telecommunications markets in New Zealand. Telecom expects competition to continue to intensify, with the prospect of existing participants extending their activities as well as additional competitors entering the market. Further declines in prices in prices for many products and services can be expected.

Competition exists in each of the markets in which Telecom operates, including local (primarily business to date), national and international telephone services, cellular and other mobile services, equipment sales and installation services and leased services. Certain of Telecom's competitors are large multi-national corporations, or affiliates thereof, with substantial resources, including Telstra, BT, Sprint and BellSouth.

Broadly speaking, Telecom competes on the basis of product range, service, quality and price.

The Company is required to make publicly available certain pricing information that may place it at a competitive disadvantage in the market. See "--Regulatory Framework--The New Zealand Regulatory Environment--Telecommunications (Disclosure) Regulations 1990." There can be no assurance that the competitive environment will not have a material adverse effect on Telecom's business, financial condition or results of operations.

Local Service

While there is currently only limited competition in local call services, Telecom anticipates significant competition in this area will develop. In particular, Clear is offering local call services to a small number of targeted business customers in the Auckland, Wellington and Christchurch central business districts and Telecom expects Clear to expand the rollout of this service. In addition, Clear has stated it might offer local call services to some residential customers. The impact on Telecom's revenues as Clear extends its services cannot be reliably assessed at this time. The interconnection agreements signed with several other carriers will also allow each of them to provide local service. See "--Interconnection." Saturn has commenced providing local service in parts of the Wellington region.

As detailed in "--Interconnection," Telecom has signed local number portability agreements with Clear, Telstra NZ and Saturn which allow customers to retain a telephone number when changing carriers. Telecom has begun porting local numbers. Telecom is currently in negotiation with other carriers in respect of local, 0800 and mobile to mobile number portability. The effect, if any, of number portability upon Telecom's revenues cannot be measured at this time.

National Calls

Competition in the national call markets commenced in 1991 with the signing of the first interconnection agreement between Telecom and Clear. See "--Interconnection." Vigorous competition between Telecom and Clear in this market has been further fuelled by the launch of Telstra NZ's national tolls offering in 1996, followed in 1997 by offerings from Global One and Worldxchange. Each of these new entrants depends upon a network of resellers for distribution, targeting business and consumer markets. Intensive price competition is expected to continue.

International Services

Telecom is facing intense competition from a variety of sources in international services. Clear provides international telephone services to New Zealand customers via its satellite earth stations and its ownership interest in the TASMAN 2 submarine cable. Telstra NZ and several other carriers also offer international services. There are also a range of resellers, refilers and callback operators offering competing international services.

The environment for international services is changing rapidly as the regulated trading regime for international traffic shifts to competition-based pricing. Such changes result from, among other things, the global trend toward deregulation of the telecommunications industry in many countries and from the attendant increase in competition. Increased competition has put pressure on the traditional accounting rate regime as telecommunications organisations endeavour to lower their costs through reducing settlement rates or through various forms of arbitrage. Arbitrage activity in the industry is growing rapidly, which is also forcing settlement rates toward the real costs of termination for international calls. While total payments and receipts are both declining as settlement rates move towards cost, the rates of movement are dissimilar. Historically, Telecom's net settlement position was substantially in balance, but that position moved to a net settlement deficit as a result of traffic being arbitraged into New Zealand at a rate faster than settlement rates for outgoing traffic can be lowered and outgoing traffic growing at a faster rate than incoming traffic. Intensive price competition is expected to continue.

Mobile Services

BellSouth, through BellSouth NZ, commenced operating a competing mobile cellular network in 1993. In the fourth quarter of fiscal 1998, Telecom announced reductions in cellular rates which were, in part, a response to competitive pressures. In August 1998 Vodafone Europe Holdings BU (a subsidiary of Vodafone Group plc) purchased BellSouth NZ for approximately NZ$750 million.

In May 1993, the New Zealand government sold spectrum management rights in the TACS-BGSM band to Telstra NZ. In December 1997 Telstra NZ announced an agreement with BellSouth NZ involving the transfer of Telstra NZ's rights in the TACS-BGSM band to BellSouth NZ and allowing Tesltra NZ to offer mobile services using the BellSouth NZ network but providing its own phones and customer service. Telstra NZ launched its service in May 1998.

The New Zealand government has announced that it intends to auction spectrum in the 2 GHz range which can be used to provide a range of second and third generation cellular services. The Company has not yet determined whether it will participate in this auction. If it decides to participate, there can be no assurance that Telecom will be successful or, if successful, that Telecom could obtain New Zealand Commerce Commission (the "Commerce Commission") approval for an acquisition of spectrum. The Commerce Commission has indicated that Telecom's acquisition of additional spectrum within the 2 GHz band may raise dominance issues. Telecom disputes this position and is engaged in ongoing discussions with the Commerce Commission. The New Zealand government is also considering auctioning the remaining GSM management rights at the same time. Such spectrum could be used to establish a number of additional competing cellular networks in New Zealand. See "--Regulatory Framework-- Radiocommunications Act 1989."

Customer Premises Equipment

The CPE market is competitive with a wide range of products available from numerous competitors. See "--Products and Services--Equipment Sales and Installation Services" for a description of Telecom's role in the CPE market.

Other Services

A number of large companies operate private networks for domestic communications on dedicated lines leased from Telecom and other suppliers. Several companies resell excess capacity on dedicated lines to other users but it is difficult to assess the extent of such use. Other companies have established businesses based on acquiring bulk transmission capacity from Telecom and reselling this capacity in smaller parcels with network management services. Telecom has experienced increased competition since deregulation from a number of companies providing voice mail, electronic messaging and other value-added services using Telecom's network.

Regulatory Framework

The New Zealand Regulatory Environment

Unlike telecommunications companies in most other countries, Telecom operates in a comparatively deregulated environment -- although there can be no assurance that the New Zealand government will not introduce laws to further regulate the telecommunications industry in the future. In this respect, in August 1998 the New Zealand government announced a three month deadline for industry and officials to resolve telecommunications numbering issues or face regulatory intervention.

Commerce Act 1986. Following the liberalisation of the New Zealand telecommunications market, the Commerce Act 1986 (the "Commerce Act") became the principal statute controlling market behaviour.

The Commerce Act prohibits various forms of restrictive trade practices in New Zealand. These include entering into contracts, arrangements or understandings that have the purpose of, or that have or are likely to have the effect of, substantially lessening competition in a market. It also prohibits any person who has a dominant position in a market from using that position for the purpose of restricting the entry of others into any market, preventing or deterring others from engaging in competitive conduct in any market or eliminating others from any market. It further prohibits the acquisition of assets of a business or shares by any person that is likely to result in that or any other person acquiring or strengthening a dominant position in a market without the consent of the Commerce Commission.

Applications for merger and takeover clearances are now made on a voluntary basis. However, the Commerce Act retains penalties for mergers and takeovers which proceed without Commerce Commission clearance or authorisation and have anti-competitive effects, which are likely to result in any person acquiring or strengthening its dominant position in a market.

The Commerce Act gives the High Court of New Zealand (the "High Court") the power to grant injunctions to restrain conduct and to award damages and impose pecuniary penalties of up to NZ$5.0 million against a company in respect of each breach. In addition, the Commerce Act gives the Government power to introduce price controls for goods or services supplied or acquired in a market where competition is limited or likely to be lessened.

The New Zealand Government is reviewing the penalties regime and court processes under the Commerce Act. Some Government agencies and the Commerce Commission have made submissions as part of this review that favour increasing penalties for anti-competitive conduct and liberalising court processes.

The Commerce Commission, as the government agency responsible for policing the Commerce Act, investigates complaints about alleged contraventions of the Commerce Act. Private persons can also bring actions under the Commerce Act.

Fair Trading Act 1986. Telecom is also subject to the Fair Trading Act 1986 (the "Fair Trading Act"), like all trading enterprises in New Zealand. The Fair Trading Act prohibits misleading and deceptive conduct, false representations and unfair trade practices. It also establishes a mechanism for the prescription of consumer information and product safety standards.

Consumer Guarantees Act 1993. The Consumer Guarantees Act provides rights of redress against suppliers and manufacturers of goods and services in respect of any failure to comply with guarantees given, or deemed by the statute to be given, to consumers.

Telecommunications Act 1987. The Telecommunications Act 1987 (the "Telecommunications Act"), removed Telecom's statutory monopoly on the provision of network services as from 1 April 1989. By removing entry restrictions it facilitated effective competition in the supply of telecommunications goods and services.

The Telecommunications Act allows the establishment and maintenance of telecommunications networks by any person. It also confers upon network operators' statutory rights of entry upon any land (including land owned by the Government) for the purpose of gaining access to existing lines constructed before 1 April 1989 and existing works constructed before 1 January 1988 owned by the network operator. Telecom is a network operator.

The Telecommunications Act is the enabling legislation for the Telecommunications (International Services) Regulations 1994 and the Telecommunications (Disclosure) Regulations 1990.

Telecommunications (International Services) Regulations 1994. The Telecommunications (International Services) Regulations 1994 apply to all persons who establish, operate or maintain facilities in New Zealand for the purpose of providing to other persons in New Zealand, pursuant to an agreement or arrangement between that person and an overseas operator, public switched telecommunication services to or from territories outside New Zealand or leased circuits that are connected both with public networks in New Zealand and with public networks in the territory of the overseas operator. Any person to whom the regulations apply must become a registered operator.

The Secretary of the Ministry of Commerce (the "Commerce Secretary") may (having regard to the desirability of promoting a competitive market in international telecommunications services in New Zealand and the interests of users of such services in New Zealand) at any time require any registered operator:

 . to ensure that any agreement or arrangement between the registered operator and an overseas operator specified by the Commerce Secretary provides for the registered operator to pay a fee for terminating traffic to the overseas operator, which fee shall be at a rate, and in accordance with a method, fixed by the Commerce Secretary;

 . to ensure that any agreement or arrangement between the registered operator and an overseas operator specified by the Commerce Secretary provides for the registered operator's share of total traffic to New Zealand from that overseas operator to be in a similar proportion to that registered operator's share of total traffic from New Zealand to that overseas operator.

Registered operators are also required to:

 . comply with such international telecommunication agreements and conventions to which New Zealand is a party as the Secretary may notify;

 . provide to the Commerce Secretary such statements, reports and agreements with overseas operators as the Commerce Secretary may require;

 . pay such fees as are payable under the Regulations. A registration fee of NZ$10,000 and an annual fee of NZ$10,000 thereafter are currently payable.


Telecommunications (Disclosure) Regulations 1990. The Telecommunications (Disclosure) Regulations 1990 (the "Disclosure Regulations") are intended to support the regulatory regime under the Commerce Act by making more information about Telecom's activities available to the public.

The information which Telecom is required to make publicly available at regular intervals is as follows:

 . year end (audited) and six monthly (unaudited) financial statements of Telecom New Zealand Limited, its principal operating subsidiary;

 .  Telecom's standard prices, terms and conditions for "prescribed services".
   Prescribed services are essentially basic network services, leased circuits and network interconnection;

 . the principles or guidelines applied by Telecom in determining whether or not to allow a discount and the maximum discount available;

 . where Telecom provides discounts of 10% or more on prescribed services, the discount allowed, any relevant variation to the standard terms and conditions and the principles applied in determining to give the discount;

 . where Telecom has supplied prescribed and other services and a discount of 10% or more was applied in relation to the aggregate price of all the services, the discount allowed and the fact that the discount applied to services other than prescribed services; and

 . the full text of any interconnection agreement relating to interconnection to Telecom's public switched network.

The Company Secretary of the Company is required to make statutory declarations that the Disclosure Regulations have been complied with, based on his reasonable inquiry.

Radiocommunications Act 1989. Until 1989, all radio frequencies were allocated by the New Zealand government, which issued radio apparatus licences to users in respect of transmitters or particular groups of transmitters. The Radiocommunications Act 1989 instituted a new regime for the management of the radio frequency spectrum, whereby the government decides to bring particular frequency bands within the new regime and creates registrable management rights and spectrum licences in those frequency bands. Until such time as a frequency band is brought within the new regime, the old system of radio apparatus licences remains in force.

Telecom currently holds:

 . Management rights until 2012 in respect of both the AMPS A and B bands that its cellular network currently utilises; and

 . Management rights until 2010 in respect of eight MMDS channels. Telecom's future use of these channels is currently under review.

Such management rights are deemed to be assets of a business for the purposes of the Commerce Act. On expiry, the management rights revert to the New Zealand government, which can then sell them. The prior holder of the management rights is given no first right of refusal or preference in that sale.

Telecom also holds approximately 8,200 radio apparatus licences, relating to frequencies which have not yet been brought under the new regime. These are issued on an annual basis, and are generally renewed automatically, although there is no statutory right to renewal. The radio apparatus licences include licences in respect of transmitters used to provide service to households in remote areas, trunked despatch services, land mobile, maritime mobile, paging services and fixed point-to-point links that support a national infrastructure.

The New Zealand government has indicated that it intends to bring a number of the frequencies to which these radio apparatus licences relate within the new regime during the period 1998-2005. The Radiocommunications Act provides that where the new regime is applied to a frequency band in which a party holds radio apparatus licences, that party has a right to obtain five year spectrum licences which protect is existing rights, but only in respect of radio apparatus licences that were first granted before 1 July 1989. Approximately 50% of the Telecom transmitters covered by radio apparatus licences are covered by licences first granted before 1 July 1989.

The New Zealand government has announced that it intends to auction the 2 GHz frequency band. The auction was initially scheduled for the second half of 1998 but is now unlikely to occur before March 1999. Part of this band has been allocated internationally for "third generation" mobile applications. Approximately 30% of the radio apparatus licences Telecom holds within this band were first granted before 1 July 1989. If Telecom wishes to obtain replacement licences for the balance of its existing operations, or for additional uses, it will need to do so at its own cost.

The acquisition of management rights and spectrum licences may require Commerce Commission approval if it is likely to result in the person making the acquisition or any other person acquiring or strengthening a dominant position in a market. See "--Competition--Mobile Services" and "--Commerce Act 1986."

The Radiocommunications Amendment Bill, which will amend the Radiocommunications Act 1989, which has just reported back from the Commerce Select Committee, includes provisions allowing regulations to be made requiring compliance with international electromagnetic interference standards, strengthens provisions to prevent disruption caused by lawful interference (through the introduction of an arbitration process), and allows for new management rights to be created and allocated in advance of the expiry of existing rights.

Overseas Investment Regulations 1995. Under the Overseas Investment Regulations 1995 ("Overseas Investment Regulations"), Telecom is deemed to be an "overseas person" because of its foreign shareholders. Overseas persons are required to obtain consent for certain business activities.

Telecom must obtain consent for business acquisitions where the value exceeds NZ$10 million, or for acquisitions involving rural land.

Kiwi Share. Prior to the sale of Telecom to Ameritech and Bell Atlantic in 1990, the Government owned all the outstanding share capital of the Company.
The Government currently holds one preference share (the "Kiwi Share") of the Company that has special rights. The Company's Constitution contains provisions that require the Company and the Board of Directors ("the Board") to observe certain principles relating to the provision of telephone services and their prices. Unless the holder of the Kiwi Share otherwise consents, these provisions require Telecom to (i) maintain a local free-calling option for all residential customers, although Telecom may also offer optional tariff packages that include local call charges, (ii) charge no more than the standard residential rental charge for ordinary residential telephone service and not increase the standard residential rental charge more than the percentage increase in the CPI, provided that overall profitability is not unreasonably impaired, (iii) charge residential users in rural areas no more for line rental than the standard residential rental charge, and (iv) continue to make ordinary residential telephone service as widely available as it was on 11 September 1990. The Company's Constitution provides that these provisions are not intended to confer any benefit on and are not enforceable by any person other than the holder of the Kiwi Share. The Kiwi Share may be converted into an Ordinary Share at any time by the holder thereof, at which time all rights and powers attaching to the Kiwi Share will cease.


United States Regulation

Telecom is subject to all rules, policies, and duties of the United States Federal Communication Commission ("FCC") applicable to U.S. international common carriers. The FCC regulates Telecom as a "dominant" carrier on the U.S.--New Zealand route, and as a non-dominant carrier on all other international routes. As a dominant carrier on the U.S.--New Zealand route, Telecom is required to operate on a structurally separate basis from its U.S. affiliate. The US Telecommunications Act of 1996 also places certain duties on all telecommunications carriers, to which Telecom is subject with respect to services it provides in the United States.

In December 1996 the FCC granted Telecom authority under Section 214 of the Communications Act of 1934 to operate as a United States international facilities-based carrier and to acquire capacity in United States international facilities in order to provide telecommunications services between the United States and New Zealand and points beyond.

Other laws of the United States, such as the Trading with the Enemy Act of 1917, the US Telecommunications Act of 1996 and the Foreign Corrupt Practices Act of 1977 may restrict certain activities of Telecom by virtue of Bell Atlantic's ownership interest in the Company and the fact that the ADSs and Interim ADSs are traded on the New York Stock Exchange.


Employees

There has been a significant change since 1993 in Telecom's workforce through a move from collective contracts to individual contracts. The number of staff on agreed individual contracts has increased to 78% in 1998 from 10% in 1993.

In 1996 Telecom sought to negotiate new collective contracts for approximately 3,500 employees, representing 38% of total employees. The balance of employees were on individual contracts and were not affected by these negotiations. While the Company proposed two or more collective contracts as well as a number of individual contracts, the Engineering, Printing and Manufacturing Union wanted a return to a single Telecom-wide collective contract. This union recruited a proportion of the members of the Communications and Energy Workers Union which had been placed in liquidation and previously represented some 4,900 employees. About 2,000 employees took intermittent industrial action to support the union claim. Telecom refused to negotiate while such action continued. The provisions of the three expired collective contracts agreed in 1994 remained in effect on an individual basis. Service levels were impacted by the industrial action.

As at March 1998 there were collective contracts in existence covering approximately 2,200 employees. Generally these contracts provided for a 2-2.5% increase in pay for the fiscal 1998 year.

All of these contracts expire in 1998. The balance of employees have chosen to be employed on individual employment contracts and as such are subject to a salary review in April each year.

Item 2--Description Of Property

Telecom owns approximately 1,040 freehold sites and uses approximately 2,530 sites on a leasehold or other basis. Although Telecom's land assets are not large in area, they include some strategic sites, such as the properties on which its telephone exchanges are located. Most of Telecom's sites are related directly to its telecommunications operations and are used for network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and cellular phone base station equipment. Many of Telecom's operational sites are situated on leased land or land to which Telecom has access by statutory right or other formal or informal arrangement. In addition to its operational sites, Telecom owns or leases many properties for office accommodation, storage and other miscellaneous purposes.

Many of Telecom's sites may be subject to land claims pursuant to the Treaty of Waitangi Act 1975 (the "Waitangi Act"). Under the Waitangi Act, the Waitangi Tribunal has jurisdiction to consider claims by Maori who may be prejudicially affected by government policy or practice or New Zealand legislation that is inconsistent with the principles of the Treaty of Waitangi. The Waitangi Tribunal can recommend a return to Maori ownership of land owned by the New Zealand Government that was transferred to Telecom, or recommend that compensation be paid to the claimant. If the Waitangi Tribunal recommends the return of land and no agreement can be reached between the New Zealand Government and the claimant for its return, such recommendation is binding on the New Zealand Government. Land declared to have special spiritual, cultural or historical tribal significance may also be taken back by the New Zealand Government. If an order were made by the Waitangi Tribunal for the return of any land acquired by Telecom under the agreement between the Company and the New Zealand Government pursuant to which the Company purchased the telecommunications business of the Post Office, Telecom would be entitled to compensation from the New Zealand Government under statute and also under such agreement. If any Telecom land is taken back by the New Zealand Government, Telecom would be entitled to compensation from the Government under statute.

Item 3--Legal Proceedings

In September 1995, Clear and BellSouth NZ commenced proceedings under the Commerce Act against Telecom and Sky Network Television Limited ("Sky"), in relation to Telecom's proposed acquisition of an interest in Sky, a New Zealand corporation that provides subscription television services in New Zealand, and also in relation to a proposed content agreement between Sky and Telecom. Clear expanded its litigation to include claims against affiliates of Bell Atlantic, Ameritech, TCI Communications, Inc and Time Warner Inc, certain executives and directors of Telecom and the Commerce Commission. Clear sought unspecified damages together with injunctive relief. In March 1996, Telecom decided not to pursue that acquisition or the content agreement. As a consequence, Telecom reached an agreement with BellSouth NZ whereby BellSouth NZ's proceedings were stayed and Telecom applied to have Clear's proceeding struck out or stayed. However, in July 1996 Clear amended its proceedings seeking to preclude Telecom from participating in pay television and related areas of business, whether through association with Sky or otherwise. The application by Telecom and the other defendants to strike out or stay all of Clear's claims was successful. Clear filed an appeal in the Court of Appeal, but it has been abandoned as part of a settlement between the parties. The litigation is therefore at an end.

In November 1996, Clear issued proceedings against Telecom, Bell Atlantic and Ameritech alleging breaches of the Commerce Act in relation to Telecom's bundling practices, as well as claiming the existence of arrangements between Telecom and Bell Atlantic and Ameritech that breach the Commerce Act. In January 1997, BellSouth NZ issued proceedings against Telecom alleging breaches of the Commerce Act in relation to Telecom's bundling practices, Telecom's alleged misuse of information obtained through interconnection and Telecom's alleged threats to terminate arrangements with suppliers if they take services from Telecom's competitors. Unspecified damages are sought in these proceedings and no trial date has yet been set.

In late 1996, a group of former employees of Telecom or its predecessor the Post Office (or in some cases the surviving spouses of such employees) issued proceedings against Telecom claiming damages in respect of Telecom's cancellation of discounts on monthly access charges and toll calls. The plaintiffs, of which there were approximately 1,100 (of a potentially larger group), alleged that they are entitled to such discounts from Telecom as retirement benefits. The plaintiffs sought the value of past discounts, an order providing future discounts (or their damages equivalent) and exemplary damages. In June 1998, the issues forming the basis of this litigation were resolved between the parties.

In March 1997, Telstra filed in the Supreme Court of Queensland, Australia, a statement of claim against two companies within the Pacific Star group, a group of companies formerly operating in Australia now owned by Telecom whose operations have been classified as discontinued ("Pacific Star"), totalling Australian $98.6 million, alleging non-payment of outstanding debts for telecommunication services provided by Telstra, together with interest to the date of judgment. Telstra has commenced similar proceedings against other telecommunication service providers in Australia. Pacific Star has commenced proceedings against Telstra in the Federal Court (New South Wales, Australia) in relation to Telstra's billing practices. In December 1997, Telstra's Queensland proceedings were transferred to the Federal Court (New South Wales, Australia) to enable them to be heard with the proceedings brought in that jurisdiction by Pacific Star. On 27 February 1998, Telstra and Pacific Star announced that they had reached a commercial settlement of their dispute over outstanding payments and cross claims. The successful implementation and finalisation of this commercial settlement is expected to result in all existing legal proceedings between the parties being discontinued. The terms of the commercial settlement are covered by a confidentiality agreement, which precludes disclosure of its terms except in specified circumstances.

In April 1997, Telecom issued proceedings against Clear for withholding certain payments for service supplied under Clear's 1996 interconnection agreement with Telecom. Telecom sought a declaration that the outstanding amounts are payable and an injunction requiring Clear to pay for services provided under the interconnection agreement. Clear's defence and counterclaim allege that both its 1991 interconnection agreement and 1996 interconnection agreement are invalid and unenforceable because the interconnection terms (including the charges payable by Clear) have an anti-competitive purpose and effect in breach of the Commerce Act, as does Telecom's retail pricing. Clear seeks unspecified damages and other relief under the Commerce Act. Clear's counterclaim also includes a claim for unspecified damages based on breach of "undertakings" allegedly given in the late 1980s regarding the provision of interconnection. A separate proceeding against the Crown, making similar allegations, was issued by Clear in August 1998. Clear's counterclaim is being repleaded and is expected to incorporate certain claims first made in late 1996 in separate proceedings, relating to the alleged misuse of information which indicates that customers have non-code access to the Clear network and to allegations that Telecom has a deliberate policy of deactivating Clear non-code access customers upon various pretexts for anti-competitive purposes (all allegedly in breach of the Commerce Act and the Fair Trading Act). No trial date has yet been set.

In April 1998, BellSouth NZ issued proceedings against Telecom in the High Court at Auckland alleging breaches of its interconnection arrangements relating to caller identification and pricing of calls routed internationally. BellSouth NZ sought unspecified damages and injunctive relief. This matter was settled in August 1998.

In April 1998, Clear instituted proceedings claiming that Telecom is deliberately preventing Clear from offering the retail service of calling line identification and that such conduct breaches the Commerce Act. Clear seeks unspecified damages. No trial date has yet been set.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations. In particular, the Clear and BellSouth NZ proceedings could, if resolved against Telecom, affect the manner in which Telecom conducts its business.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Item 4 - Control of Registrant

The following table sets forth the ownership of the Ordinary Shares at 17 September 1998 by (i) any person known by the Company to own more than 10% of the Ordinary Shares, and (ii) the Company's directors and executive officers as a group:

--------------------------------------------------------------------------------
Owner                                               Number Owned      % of Class
Bell Atlantic NZ                                     437,080,670          24.95%
Directors & Executive Officers as a Group (a)          3,604,246               *
--------------------------------------------------------------------------------

* Directors and executive officers as a group beneficially own less than 1% of the outstanding Shares.

(a) Messrs Killian and Levetown may be deemed to share voting and dispositive power with respect to shares held by Bell Atlantic NZ by virtue of their positions or former positions with Bell Atlantic. Messrs Killian and Levetown disclaim beneficial ownership of these shares.

A Shareholders Agreement entered into between Ameritech and Bell Atlantic in 1991 provided that the parties would coordinate with each other regarding certain matters involving their ownership of Shares, including the nomination and election of Directors. The 1991 agreement was terminated upon the sale by Bell Atlantic of its Exchangeable Notes. Messrs. Pehlke and Catlow, the Directors, who had been nominated by Ameritech pursuant to the Shareholders Agreement, resigned as Directors following the sale by Ameritech NZ of its Shares. In connection with the termination of the Shareholders Agreement, Bell Atlantic agreed to use its best efforts to cause the two Directors nominated by it to resign not later than the date the Exchangeable Notes are exchanged for 85% of the Shares held by Bell Atlantic NZ. Telecom understands that Bell Atlantic may be required by the terms of the Indenture governing the Exchangeable Notes to take actions to cause Bell Atlantic to cease to be an affiliate of Telecom prior to such exchanges of the Exchangeable Notes, which could be as early as June 1999. Such actions may include causing the Directors nominated by Bell Atlantic (currently Messrs Killian and Levetown) to resign.

Item 5 - Nature of Trading Market

The principal listing of the Shares is on the New Zealand Stock Exchange ("NZSE"). The Shares are also listed on the Australian Stock Exchange. American Depositary Shares ("ADSs"), each representing 8 Shares evidenced by American Depositary Receipts ("ADRs"), have been issued by the Bank of New York as Depositary, and are listed on the New York Stock Exchange ("NYSE"). Prior to the Share Cancellation in March 1994, each ADS represented 20 Shares. After the Share Cancellation each ADS represented 16 Shares. With effect from 1 April 1997 the ratio of Shares to ADS's was halved from 16 shares per ADS to 8. The Pacific and Philadelphia Stock Exchanges quote Shares in the form of ADSs. SEAQ International in London quotes both Shares and ADSs.

In April 1998, an affiliate of Ameritech NZ sold an aggregate of 436,970,670 Shares in the form of IRs. Each IR represents beneficial ownership of one Share. Initial purchasers of the IRs paid an initial instalment of NZ$4.70. Holders of the IRs as at 31 March 1999 will be required to pay a final instalment of NZ$4.15. The partial payment characteristics of IRs and Interim ADSs may make percentage price movements in them, other things being equal, greater than percentage price movements in fully paid Shares and ADSs. At the time of payment of the final instalment, the respective market prices of the Shares and ADSs may be less than the total of the first instalment and final instalment with respect to the Shares and ADSs, respectively. The IRs are listed on the NZSE, NYSE and the ASX. The NYSE lists Interim ADSs, each representing 8 IRs.

Bell Atlantic has issued Exchangeable Notes, which are exchangeable, commencing in September 1999, under certain circumstances, into 24.95% of Telecom's Shares. There can be no assurance that the delivery of the underlying Shares upon any future exchange of the Exchangeable Notes or the anticipation of such an exchange will not have an adverse effect on the market price of the Shares, the ADSs, the IRs or the Interim ADSs.

The following table sets forth, for the periods indicated, the highest and lowest closing sale prices for the Ordinary Shares as derived from the Daily Official List of the New Zealand Stock Exchange, and the highest and lowest sale prices of the ADSs quoted on the New York Stock Exchange:

------------------------------------------------------------------------------------------------
Period                                             NZ$ per Share                 US$ per ADS
                                                High            Low           High         Low
1 April - 30 June 1996                          6.52           5.73          70 7/8       61 3/8
1 July - 30 September 1996                      7.03           6.12          78 1/4       67
1 October - 31 December 1996                    7.62           6.85          87 5/8       76
1 January - 31 March 1997                       7.57           6.29          85 1/8       70
1 April - 30 June 1997                          7.50           6.43          40 3/4       35 5/8
1 July - 30 September 1997                      8.25           7.04          42 1/2       37 3/4
1 October - 31 December 1997                    8.95           6.92          44 3/8       36 1/4
1 January - 31 March 1998                       9.05           7.55          41           35 1/8
------------------------------------------------------------------------------------------------

At 31 March 1998, 1,751,976,069 Shares were outstanding. At the same date, and included within the number of Shares outstanding, 10,924,097 ADSs (equivalent to 87,392,776 Shares based on the ratio of 8 Shares to 1 ADS) were held by 1,002 record holders of ADSs.

Item 6 - Exchange Controls and Other Limitations Affecting Security Holders

Restrictions on Capital Exports or Imports

The NZ dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders. See Item 7, "Taxation of Dividends", for a description of the taxation on dividend returns to shareholders.

Limitations on Shareholdings

Under New Zealand law, shareholders that are not residents of New Zealand may hold, vote and transfer their Shares in the same manner as New Zealand residents. Overseas persons must, however, comply with the Overseas Investment Regulations. The High Court can order the disposal of Shares acquired in contravention of the Overseas Investment Regulations. The Overseas Investment Regulations require that an overseas person obtains consent from the Overseas Investment Commission before the overseas person enters into certain acquisitions of Shares or interests in Shares. The acquisitions for which consent is required are acquisitions, which result in the overseas person:

(i) acquiring a beneficial entitlement or interest in 25% or more of the outstanding Shares or interests, or the right to exercise or control the exercise of 25% or more of the votes entitled to be cast at a meeting of the Company; or,
(ii)   increasing its entitlements, interests or rights beyond 25%; or,
(iii) being able to appoint or control the appointment of 25% or more of the Board.

There are limited exceptions to these requirements. An overseas person in this context is a company or body corporate incorporated outside New Zealand, subsidiaries of an overseas person (as defined by the Overseas Investment Regulations), any company or building society the shares or voting power of which is held 25% or more by an overseas person or persons, a person who is not a New Zealand citizen and not ordinarily resident in New Zealand (as defined in the Overseas Investment Regulations) and any nominee of any overseas person. "Nominee" has an extended definition under the Overseas Investment Regulations.

The Constitution provides that no person may have a relevant interest in 10% or more of the Company's voting shares without the prior written approvals of the Board and the holder of the Kiwi Share. No person who is not a New Zealand national (as defined in the Constitution) may have a relevant interest in more than 49.9% of the Company's voting shares without the prior written approval of the holder of the Kiwi Share. The term "relevant interest" is broadly defined to include beneficial ownership, the power to vote or control the vote of voting shares, the power to acquire or dispose of or control the acquisition or disposition of voting shares, and an interest pursuant to any agreement or arrangement under which any of the foregoing rights arise, whether express, implied, direct, indirect, actual, contingent, present, future, shared with others, legally enforceable or not, which is held directly or by a related body corporate. The term excludes certain limited interests arising from particular financial, custodial, trading and similar relationships. If the Board (or the holder of the Kiwi Share after consultation with the Board) determines that there are reasonable grounds for believing that a person has a relevant interest in voting shares in excess of the above limitations, the Board (or the holder of the Kiwi Share if the Board fails to act in a manner that remedies the determination) may, after following certain procedures, prohibit the exercise of voting rights (in which case voting rights vest in the chairperson) and may force the sale of Shares. The Board may also decline to register a transfer of Shares if it reasonably believes that the transfer would breach the above restrictions. Ameritech and Bell Atlantic, the Depositary, the Interim Depositary and the Trustee have each received consents from the New Zealand Minister of Finance (as the holder of the Kiwi Share) and the Board to acquire and hold the relevant interests in the Shares they held or hold. Each holder of ADRs is also subject to the provisions of the Constitution restricting ownership of Shares. The Board and/or the holder of the Kiwi Share may enforce these provisions of the Constitution against the Depositary or the Custodian as holders of Shares.

Under New Zealand law, persons who hold a relevant interest in 5% or more of the voting securities of the Company (including persons who hold such an interest through the holding of ADRs, IRs or Interim ADRs) are required to notify and report certain subsequent changes in their interest in writing to the Company and the NZSE.

Limitations on Voting

The Listing Rules of the NZSE prohibit a shareholder from voting on resolutions that ratify certain issues and buy backs of Shares to, or approve a non pro rata issue of Shares to, certain transactions with or benefiting, or the provision of certain benefits to, the shareholder or an associated person of the shareholder. They also prohibit shareholders who are directors or associated persons of the Company or its directors from voting in certain circumstances where they may receive greater benefit from the resolution than other shareholders.

The Constitution prohibits the exercise of voting rights and transfer of Shares in certain circumstances. The Constitution also allows the Board to set the record date for determining who may vote and what Shares may be voted at a meeting of shareholders. Such record date may be as late as 5 p.m. on the day before such meeting.

The Constitution provides that shareholders may exercise the right to vote by being present in person, represented by proxy or representative (if a shareholder is a body corporate). Proxies and representatives are entitled to be heard at a meeting of shareholders as if they were shareholders.

The Constitution requires 15 business days' notice to the NZSE of certain details of transactions where an insider will acquire Shares alone or with others which would cause them and their associated persons to control over 20% of the votes attaching to the Company's Shares or, once that 20% threshold has been exceeded, to increase such control by more than 5% in any 12 month period. For these purposes insiders are directors, associated persons of directors and persons with non-public materially price sensitive information about the Company. Failure to give the required notice empowers the Company to prevent the defaulting party from voting all or any of its Shares on a poll and allows the Company to sell such Shares on one month's notice provided the default has not been remedied and those Shares have not already been transferred.

The provisions referred to under the headings "Limitations on Shareholdings" and "Limitations on Voting" apply to an IR, Interim ADR or ADR holder because of the nature of the holder's interest in the underlying Shares. Accordingly, if any such holder is in breach of any such provisions the Shares to which such holder's IRs, Interim ADRs or ADRs relate may be disenfranchised or compulsorily sold. The IR Trust Deed provides, in particular, that the Trustee is absolutely entitled to act, without enquiry, on any direction or decision of the Board or the Kiwi Shareholder made or purporting to be made under the applicable provisions of the Constitution.

Further Restrictions relating to Instalment Receipts

Each IR evidences beneficial ownership in a particular Share, subject to a security interest in favour of Ameritech NZ securing final payment of the Final Instalment for that Share. IR holders may not create any encumbrance (such as a mortgage) over the underlying Shares, and no encumbrance may be created, arise or exist which could have the effect that any person acquires any right in respect of the Shares before the security interest has been released.

The Trustee and the instalment receipt registrar have the right to determine the date and time as at which any right conferred, or obligation imposed by, the holding of IRs, or underlying Shares, is determined. These rights include rights to Telecom dividends and voting rights at Telecom shareholder meetings. The Trust Deed provides that any Benefits Record Time shall, as nearly as practically possible, be the same as the benefits record time fixed by Telecom in respect of the relevant event.

Registered IR holders will receive Telecom annual reports and other shareholder notices (including notices of Telecom annual meetings) directly from Telecom as if they were holders of Shares, but have no right to attend, or vote directly at, Telecom shareholder meetings.

The Trust Deed provides that, in respect of each meeting of Telecom shareholders, the Trustee will send or cause to be sent to IR holders a form inviting holders to instruct the Trustee as to the manner in which votes on the underlying Shares are to be exercised. Such instructions must be received, on a properly completed form, by the instalment receipt registrar not less than 5 business days before the meeting. The Trustee, as holder of the underlying Shares, will vote in accordance with those instructions on a poll. The Trustee will not vote Shares in respect of which the Trustee receives no instructions, and will not vote on a resolution determined by voice vote or a show of hands.

The Trustee shall requisition a meeting of Telecom shareholders, and/or call for a poll at a meeting of Telecom shareholders, in each case if entitled to do so under Telecom's constitution or the New Zealand Companies Act 1993, if so requested in writing by persons holding IRs which represent at least that number of underlying Shares which, if the underlying Shares were registered in the names of those IR holders themselves, would entitle such holders to requisition such meeting or call for a poll.

If in respect of any meeting the Trustee decides that the period of time between receipt by the Trustee of notice of the meeting, and the meeting itself, is such that it is not practicable for the Trustee to give notice to IR holders and obtain instructions as to voting, the Trustee may decide not to give that notice, or to seek instructions as to voting, in respect of that meeting.

If a resolution at a meeting of Telecom shareholders relates to a merger or amalgamation involving Telecom, and the consideration per Share arising from such a merger or amalgamation is less than the Final Instalment, or if in the opinion of Ameritech NZ or the Trustee there is an appreciable risk that the consideration will be less than the Final Instalment, the Trustee will not vote in favour of such resolution unless Ameritech NZ agrees that the Trustee may do so. This overrides any instruction from IR holders.

The restrictions on voting contained in the Listing Rules of the NZSE will extend in appropriate circumstances to holders of IRs who wish to instruct the Trustee how to vote on a poll.

Further Restrictions Relating to Interim ADRs and ADRs

Telecom is required by its Constitution to make proxy forms available to shareholders for purposes of voting at each meeting of shareholders. Upon receipt of notice of any meeting of holders of Shares, the Depositary will, as soon as practicable thereafter, mail to holders of ADRs a notice containing the information included in the notice of meeting, and establishing a record date for voting and informing holders of ADRs of their rights and the manner in which instructions may be given to the Depositary and containing a statement that if a poll is called and no instructions as to voting power are received by the Depositary from an owner of ADRs on or before the date established in the Depositary Agreement for such purpose, then the Depositary will not vote the Shares underlying such ADRs or cause such Shares to be voted. The holders of ADRs at the close of business on the date specified by the Depositary in such notice are entitled under the Deposit Agreement, subject to any applicable provisions of New Zealand law and of the Company's Constitution, to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by the ADSs that are evidenced by the ADRs in the event of a poll being called. The Depositary has agreed that it will endeavour, insofar as practicable, to vote the Shares so represented in accordance with such instructions. The Depositary has agreed not to vote the Shares so represented unless it has received instructions from the record holders of ADRs. The Depositary will not, and the owners of ADRs are not entitled to, vote by voice or on a show of hands. The Depositary will not demand a poll unless specifically instructed (i) by at least five owners or holders of ADRs evidencing ADSs, or (ii) by owners of ADRs evidencing ADSs representing Shares which represent not less than 10% of the total voting rights capable of being cast at such meeting or which confer a right to vote at such meeting and on which the sum paid to the Company represents not less than 10% of the total sum paid to the Company on all Shares which confer a right to vote at such meeting. The Deposit Agreement does not provide for holders of ADRs evidencing ADSs the right to cause the Depositary to request a meeting of Shareholders.

Each owner and beneficial owner of ADRs must, on behalf of the Depositary or the Custodian, provide information required by, and comply with requests to provide information pursuant to, the Company's Constitution. This information may include the capacity in which ADRs or Shares are held, the identity, address and extent of interest of any other person having a relevant interest in ADRs or Shares by virtue of the reporting person's relevant interest and such other information as will or is likely to assist in identifying the holders with relevant interests in Shares and the nature of the relevant interest. Each holder of ADRs who is requested to provide such information must inform the Depositary of all relevant information and the Depositary will forthwith pass on such information to the Board.

If the Depositary, the Custodian or their nominee receives a notice from the Board or the holder of the Kiwi Share that it intends to declare that certain Shares are held in breach of the limitations on shareholdings contained in the Constitution ("Affected Shares"), the Depositary will send a copy of the notice to the beneficial owner of the Affected Shares or, if no beneficial owner is specified, to each owner of ADRs. Any owner of ADRs receiving such a notice may make representations for and on behalf of the registered shareholders as to why such Shares should not be treated as Affected Shares.

If the Depositary, the Custodian or their nominee receives a notice from the Board or the holder of the Kiwi Share or from the Trustee, in the case of the Interim Deposit Agreement (as registered holder of the Shares to which the IR's relate) declaring that any Shares are Affected Shares, the Depositary shall give notice to each beneficial owner identified in such notice of the action to be taken by the Depositary. With respect to any Affected Shares where a beneficial owner is specified, the Depositary must deny the voting instruction rights attaching to any ADR representing Affected Shares to the extent the Depositary, the Custodian or the Trustee, in the case of the Interim Deposit Agreement, or their nominee is denied voting rights. If such notice does not state the number of Shares to which it relates, then the total number of Shares represented by ADRs held by the beneficial owner shall be deemed to be Affected Shares. In the event of a beneficial owner receiving such a notice, the beneficial owner must immediately take such steps as may be required to become the registered holder of the ADRs representing the Affected Shares on the books of the Depositary. If such notice does not identify a specific beneficial owner, then the Depositary shall give notice to all holders of ADRs and deny the voting instruction rights attaching to Affected Shares pro rata among the holders based upon the number of ADSs held by them. The Constitution requires that the holder of the Kiwi Share consult with the Board prior to determining that Shares are Affected Shares and, therefore, prior to sending any notice that does not identify a specific beneficial owner. The Company has agreed in the Deposit Agreement to take all reasonable steps to identify the specific beneficial owner of Affected Shares.

Under the Constitution, the Board and the holder of the Kiwi Share may sell Affected Shares for the account of the registered owner. If any Affected Shares represented by ADRs are sold, the ADRs shall thereafter represent only the right to receive any cash received by the Depositary in respect thereof, less the fees of the Depositary for cancellation of the ADR evidencing Affected Shares and any expenses incurred or paid by the Depositary in distributing such cash and unsold Shares or other property, if any, to the beneficial owner of the ADR. The Depositary will give notice to the beneficial owner of an ADR of any sale effected forthwith upon receiving such notice from the Board or the holder of the Kiwi Share, in the case of the Deposit Agreement, or from the Trustee who will forward a copy of such notice to the Interim Depositary, upon receipt of such notice from the Board or the holder of the Kiwi Share, in the case of the Interim Deposit Agreement. Upon receiving such notice, such owner must surrender the ADR for cancellation and, if applicable, issuance of a new ADR.

The Board will not, and will use its reasonable efforts to obtain the consent of the holder of the Kiwi Share not to, sell any Affected Shares without delivering to the Depositary, in the case of the Deposit Agreement, or the Trustee, who will forward to the Interim Depositary, in the case of the Interim Deposit Agreement a notice specifying the number of Affected Shares and the identity of the beneficial owner of the ADRs representing Affected Shares. In the event that such notice is not given to the Depositary, the Depositary will immediately (i) notify all owners of ADRs on and after the date of such sale of Affected Shares that their ADRs represent their pro rata share of the remaining deposited Shares, and (ii) upon receipt of the cash proceeds of any such sale of Affected Shares, distribute such cash proceeds pro rata to all owners of ADRs in accordance with the terms of the Deposit Agreement. Thereafter, upon the surrender of any ADR the Depositary will, subject to the terms of the Deposit Agreement, deliver only the owner's pro rata share of the remaining deposited Ordinary Shares.

Each ADR owner must take every reasonable step in accordance with any notice given regarding any Affected Shares. Except to the extent provided in the Constitution, the Board and the holder of the Kiwi Share are under no obligation to give, modify or withdraw any such notice. Any resolution or determination of, or decision or exercise of any discretion or power by, the Company, the Board, the holder of the Kiwi Share or the Depositary under or pursuant to the Constitution, and the Trust Deed in the case of the Interim Deposit Agreement, or the Deposit Agreement shall be final, conclusive and binding on any ADR owner or other person affected thereby and shall not be subject to challenge. Neither the Company, the Board, the owner of the Kiwi Share, the Depositary, the Custodian, the Trustee in the case of the Interim Deposit Agreement nor any registrar shall be liable to any person who fails to act in accordance with such provisions or who is affected by any decision or exercise of any discretion or power by the Company, the Board, the holder of the Kiwi Share, the Depositary, the Custodian, the Trustee in the case of the Interim Deposit Agreement, or any registrar.

Telecom is required by its Constitution to make proxy forms available to shareholders for purposes of voting at each meeting of shareholders. Upon receipt of notice of any meeting of holders of Shares represented by IRs or other Interim Deposited Securities, the Interim Depositary will, as soon as practicable thereafter, mail to owners of Interim ADRs a notice containing the information included in the notice of meeting, establishing a record date for voting and informing owners of Interim ADRs of their rights and the manner in which instructions may be given to the Interim Depositary and containing a statement that if a poll is called and no instructions as to voting are received by the Interim Depositary from any owner of Interim ADRs with respect to any such owners' Interim ADRs on or before the date established by the Interim Depositary for such purpose, then neither the Interim Depositary nor the Trustee will vote or cause such Shares to be voted. The owners of Interim ADRs at the close of business on the date specified by the Interim Depositary in such notice are entitled under the Interim Deposit Agreement, subject to any applicable provisions of New Zealand law, the Company's Constitution or the Trust Deed, to instruct the Interim Depositary, who in turn will instruct the Trustee, as to the exercise of the voting rights pertaining to the Shares represented by IRs that are represented by Interim ADSs that are evidenced by the Interim ADRs in the event a poll is called. If the Trustee will not vote in favour of a resolution relating to a merger or amalgamation, as provided under certain circumstances by the Trust Deed, the Interim Depositary shall, if instructed in writing to do so by the Trustee, notify owners of Interim ADRs that the Trustee is not entitled to exercise voting rights in favour of that resolution. The Trustee has agreed that it will endeavour, insofar as practicable, to vote the Shares so represented in accordance with such instructions. The Interim Depositary and Trustee have agreed not to vote the Shares so represented unless they have received instructions from the record owner of Interim ADRs. The Trustee will not, and the owners of Interim ADRs are not entitled to, vote by voice or on a show of hands. The Interim Depositary will not instruct the Trustee to demand a poll unless specifically instructed (i) by at least five holders or owners of Interim ADRs evidencing Interim ADSs or (ii) by owners of Interim ADRs evidencing Interim ADSs representing Shares which represent not less than 10% of the total voting rights capable of being cast at such meeting or which confer a right to vote at such meeting and on which the sum paid to the Company represents not less than 10% of the total sum paid to the Company on all Shares which confer a right to vote at such meeting. The Interim Deposit Agreement does not provide for holders of Interim ADRs evidencing Interim ADSs the right to cause the Interim Depositary to request a meeting of shareholders.

The Trustee shall demand a poll if entitled to do so pursuant to the Constitution and the laws of New Zealand, and if so instructed by the Interim Depositary in accordance with the Interim Deposit Agreement.

If the Trustee, pursuant to any provision of the Trust Deed seeks instructions from the holders of IRs in respect of any matter not specifically referred to in the Interim Deposit Agreement, the Interim Depositary shall, if requested in writing by the Trustee, as soon as practicable thereafter, mail to owners of Interim ADRs a notice which shall: (a) contain details of the matter (a "Specified Matter") in respect of which the Trustee seeks instructions; (b) advise that owners of Interim ADRs as of the close of business on a specified record date, set by the Interim Depositary, may instruct the Interim Depositary, who will in turn instruct the Trustee, in respect of the Specified Matter; and
(c) contain a statement that if no instructions are received by the Interim Depositary from any owner of Interim ADRs on or before the date established by the Interim Depositary for the purpose, the Interim Depositary will give no instructions to the Trustee. The Interim Depositary shall endeavour, insofar as practicable, to provide instructions to the Trustee in accordance with instructions received from an owner of Interim ADRs by the date referred to in clause (c) above.

Item 7  Taxation

The following summary is based on tax laws of the United States and New Zealand in effect on the date of this Report, and is subject to changes in United States or New Zealand law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than the United States or New Zealand.

This summary does not describe United States federal estate and gift tax considerations, nor state and local tax considerations within the United States, and is not a comprehensive description of all United States federal or New Zealand tax considerations that may be relevant to a decision to purchase, sell or hold ADSs or Shares. Furthermore, this summary does not address United States federal income tax or New Zealand income tax considerations relevant to holders of ADS's or Shares who are subject to taxing jurisdictions other than or in addition to the United States and New Zealand, and does not address all possible categories of United States holders, some of which (such as tax-exempt entities, insurance companies, securities dealers, holders who hold ADS's or Shares as part of a hedging, straddle or conversion transaction, holders of 10% or more of the total combined voting power of the Shares of the Company) may be subject to special rules.

This summary contains a description of the principal United States federal and New Zealand tax consequences of the purchase, ownership and disposition of ADS's or Shares by a "United States holder" only (as separately defined in "-United States Taxation" and "-New Zealand Taxation" below).

United States Taxation

As used in this section "-United States Taxation," the term "United States holder" means a beneficial owner of ADS's or Shares that is (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust. This discussion assumes that United States holders hold ADS's or Shares as capital assets.

For United States federal income tax purposes, holders of ADS's will be treated as owners of the underlying Shares represented by the ADS's.

Dividends

For United States federal income tax purposes, the gross amount of all dividends paid (without reduction for New Zealand withholding tax) with respect to ADS's or Shares (including dividend amounts applied to the Final Instalment) out of current or accumulated earnings and profits as determined under United States federal income tax principles ("E&P") to a United States holder will be treated as foreign source ordinary income to such holder. See "-New Zealand Taxation Dividends." United States corporations that hold ADS's or Shares will not be entitled to the dividends received deduction generally available for dividends received from United States corporations (and certain non-United States corporations). To the extent a distribution exceeds E&P, it will be treated first as a return of the holder's basis to the extent thereof, and then as gain from the sale of a capital asset.

A distribution of Shares by the Company generally will not be treated as a taxable dividend to United States holders.

For United States federal income tax purposes, the amount of any distribution paid in NZ dollars will be the U.S. dollar value of the NZ dollars at the exchange rate in effect on the date of receipt of the distribution by the United States holder or by the Trustee and applied to the Final Instalment, whether or not the NZ dollars are in fact converted into U.S. dollars at that time. Gain or loss, if any, realised on the disposition of NZ dollars generally will be United States source ordinary income or loss.

The withholding tax imposed by New Zealand is a creditable foreign tax for United States federal income tax purposes in an amount generally equal to the U.S. dollar equivalent of the withholding tax paid (i) for cash basis taxpayers, at the conversion rate in effect on the day the withholding tax is paid, or (ii) for accrual-basis taxpayers, at the average exchange rate for the taxable year to which the withholding tax relates. Therefore, the holder will be entitled to treat the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid, if the holder does not elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended (the "Code").

The Code imposes a number of limitations on the use of foreign tax credits. In general, foreign tax credits are limited to the same proportion of the United States tax against which such credit is taken which the taxpayer's net taxable income from the sources outside of the United States ("foreign source income") bears to the taxpayer's entire net taxable income for the taxable year. For this purpose, the taxpayer's interest expenses and certain other expenses are allocated between foreign source and domestic source income based on the tax basis (or value) of the taxpayers foreign assets as compared to the tax basis (or value) of the taxpayer's total assets. The ADS's or Shares will be foreign assets for purposes of allocating interest. Thus, United States holders of ADS or Shares will allocate more of their total interest expenses to foreign source income than would be the case if they held United States assets instead of the ADS's or Shares. In certain circumstances, this could reduce the United States holder's ability to utilise foreign tax credits. Other limitations on the use of foreign tax credits include the facts that the foreign tax credit limitation described above must be computed separately for specific classes of income, and that foreign tax credits may not reduce alternative minimum tax by more than 90% of what it would be without foreign tax credits.

Capital Gains and Losses

Gain or loss recognised by a United States holder on the sale or other disposition of ADS's or Shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the holder's basis in the ADS or Shares and the amount realised upon their disposition. Capital losses are generally deductible only against capital gains and not against ordinary income. The capital gain or loss will be long term or short term depending on whether the holder has held the ADS's or Shares for (i) more than twelve months (which is subject to a maximum rate of 20% for certain non-corporate taxpayers), (ii) not more than one year (which is subject to a maximum rate of 39.6% for certain non-corporate taxpayers, respectively).

Capital gain recognised by a United States holder on the sale or other disposition of ADS's or Shares will be United States source gain. Therefore, such gain will not increase the holder's limitation on use of foreign tax credits. The source of a loss attributable to the sale of ADS's or Shares is a subject of debate at the present time. Under current regulations, the United States Internal Revenue Service (the "IRS") will likely take the position that any such loss is to be allocated to the same category of income as the dividends received from the Company. This would generally reduce the holder's ability to use foreign tax credits. Under the Code, the IRS has authority to change or confirm the treatment of losses by regulation. Regulations have been proposed that would continue the current treatment (i.e., presumably allocating such loss to the same category of income as the dividends received from the Company) for United States holders. Therefore, investors are encouraged to consult their tax advisers regarding the proper treatment of such losses.

Exchanges, deposits and withdrawals of Shares for ADS's or ADS's for Shares by a United States holder will not result in recognition of gain or loss for United States federal income tax purposes.

Treatment of Instalment Payments

The following discussion of original issue discount ("OID") and foreign currency gain or loss is based, in part, on Code provisions and U.S. Treasury Department regulations which may be subject to varying interpretations.

Deduction of Interest. A United States holder's obligation to make the Final Instalment will be treated for Unites States federal income tax purposes as a debt obligation (the "Purchase Obligation"), which will bear OID to the extent that the amount of the Final Instalment exceeds the difference between the fair market value of a Share or ADS at the date of the issuance of the IR or Interim ADR and the amount of the First Instalment, all calculated in NZ dollars.

A United States holder, whether a cash-basis or accrual-basis taxpayer, will be entitled to deduct as interest expense (subject to the limitations on the deduction of "investment interest" by non-corporate taxpayers) the OID with respect to each Purchase Obligation such United States holder has issued. In the case of a cash-basis United States holder, such OID will be deductible at the time the Final Instalment is paid or, if earlier, upon the sale of an ADS or Share. An accrual-basis United States holder will deduct OID as interest expense as it accrues over the life of the Purchase Obligation. While the matter is not free from doubt, an accrual basis United States holder should be permitted a deduction in respect of such OID on a rateable basis for each day during the taxable year in which such United States holder holds an ADS or Share. The holder might be required, however, to accrue interest expense on a yield-to-maturity basis. Persons considering the purchase, ownership or disposition of ADS's or Shares should consult their tax advisors concerning the accrual of interest expense with respect to a Purchase Obligation.

In general, deductible OID measured in NZ dollars will be converted into U.S. dollars at the exchange rate prevailing when the OID is deducted. In the case of an accrual-basis taxpayer, OID accrued over the life of the Purchase Obligation in NZ dollars would be converted into U.S. dollars using the "average exchange rate" prevailing during the relevant accrual period or, if the accrual period spans more than one taxable year, the average of the spot NZ dollar/U.S. dollar exchange rate (the "Spot Rate") for each business day during the accrual period (or portion thereof, as discussed in the preceding paragraph) or another average exchange rate for such period reasonably derived and consistently applied by the United States holder. A taxpayer may elect under the spot accrual convention to determine OID using the Spot Rate on the last day of the accrual period (and using, in the case of a partial accrual period, the Spot Rate on the last day of the taxable year). If the last day of the accrual period (or in the case of a partial accrual period, the last day of the taxable year) is within five business days of the accrual payment date, the taxpayer may use the Spot Rate on the payment date. This election to use the spot accrual convention is made by filing a statement with the taxpayer's first return in which the election is effective, clearly indicating that the election has been made. The election once made must be applied consistently to all debt instruments from year to year and may not be changed without the consent of the IRS.

Unrelated Business Taxable Income. The Purchase Obligation constitutes "acquisition indebtedness" as defined in section 514 of the Code. Accordingly, dividends and gains, if any, on the sale of ADS's or Shares may, in the case of certain United States holders exempt from U.S. federal income tax, e.g. Individual Retirement Accounts, Keogh plans and pension and other employee benefit plans with tax exempt trusts, be taxed, in part, as unrelated business taxable income to the extent the total unrelated business taxable income of the holder for the taxable year exceeds US$1,000. The tax applies to a portion of the dividends received during a taxable year during any part of which the exempt holder was an obligor on the Purchase Obligation and to a portion of the gains on the sale of ADS's or Shares if the exempt holder was an obligor on the Purchase Obligation during any part of the twelve-month period preceding the sale (although such holder would generally be permitted to deduct a portion of the interest expense referred to above and the New Zealand withholding tax on dividends, if any, would generally be creditable against the U.S. tax liability).

Foreign Currency Gain or Loss. Any foreign currency gain or loss realised in respect of a Purchase Obligation would be recognised as ordinary gain or loss in the earlier of the taxable year of the United States holder in which the First Instalment is paid or the taxable year of sale of the ADS or Share. Foreign currency gain or loss of a United States holder on the accrual method would be calculated separately in respect of the OID portion (if any) and the principal portion of such instalment payment.

A United States holder's foreign currency gain or loss in respect of the principal portion of such instalment payment would be based upon the difference, if any, between the U.S. dollar amount of such principal portion as translated at the Spot Rate in effect on the date of payment and the U.S. dollar amount of such principal portion as translated at the Spot Rate in effect on the date of purchase of ADS's or Shares. An accrual basis United States holder's foreign currency gain or loss in respect of any accrued OID portion for such instalment payment would equal the difference between the U.S. dollar amount of such accrued OID as translated at the Spot Rate in effect on the date of payment and the U.S. dollar amount of such accrued OID as described above under "-Deduction of Interest." No foreign exchange or gain or loss is realised with respect to interest expense of a United States holder using the cash method.

Effect of Purchase Obligations upon Disposition of ADS's or Shares. For purposes of calculating gain or loss on a disposition of ADS's or Shares, a United States holder's tax basis in the ADS's or Shares will include, in addition to the amount paid for the ADS's or Shares, the U.S. dollar equivalent issue price of the Purchase Obligation, based upon the Spot Rate, prevailing on the date of purchase. The amount realised on the disposition of ADS's or Shares will include, in addition to the other amounts received, the U.S. dollar equivalent of the amount of any remaining Purchase Obligation assumed by the transferee less the amount of unaccrued OID, if any, in respect of such Purchase Obligation, as based upon the Spot Rate prevailing on such date. Foreign currency gain or loss, if any, would be recognised by reason of the assumption in the manner described above under "-Foreign Currency Gain or Loss" as if the disposing United States holder had made an instalment payment in an amount equal to the amount determined in the immediately preceding sentence.

The amount realised by a defaulting United States holder on a sale of ADS's or Shares by the Trustee would include the amount of the sale proceeds used by the Trustee to pay the instalment and any amount paid to the defaulting United States holder. Foreign currency gain or loss, if any, would be recognised upon such default. If the sale proceeds are insufficient to pay in full the instalment payment, under certain circumstances, the amount by which such instalment exceeds the sale proceeds or the fair market value (i.e., if the fair market value of the ADS's or Shares is less than the amount of the defaulted instalment payments) of the ADS's or Shares, as the case may be, may constitute ordinary income.

Backup Withholding and Information Reporting. In general, information reporting requirements may apply to dividend payments (or other taxable distributions) in respect of ADS's or Shares made within the United States to a non-corporate United States person, and "backup withholding" at the rate of 31% may apply to such payments if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by United States law and applicable regulations, if there has been notification from the IRS of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its federal income tax return or, in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Forms W-8 or W-9.

Amounts withheld under the backup withholding rules may be credited against a holder's tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

A United States holder that acquires (directly or indirectly) 5% or more of the Shares (including by holding ADS's) is required to file an information statement with the IRS for the year in which such United States holder's ownership percentage first equals or exceeds 5%. A further information statement must be filed if such holder acquires an additional 5% or more of the Shares, or reduces its ownership to less than 5% of the Shares, and in certain other circumstances.

New Zealand Taxation

As used in this section "-New Zealand Taxation," the term "United States holder" means a beneficial owner of ADS's or Shares that (i) is resident in the United States for tax purposes and is accepted as such by the New Zealand Taxing authorities, (ii) is not also resident in New Zealand for tax purposes and (iii) does not hold ADS's or Shares in connection with any permanent establishment or fixed base in New Zealand.

Dividends

New Zealand generally imposes a 30% withholding tax on dividends paid by a New Zealand corporation to a non-resident shareholder. However, to the extent to which dividends have imputation credits attached (see further below) the rate of withholding is 15%. Also reduced rates (generally 15% at the maximum rate allowed) apply to non-resident shareholders who are entitled to the benefits of an income tax treaty.

Pursuant to the tax treaty between New Zealand and the United States, United States holders will be subject to a maximum New Zealand withholding tax of 15% of the gross amount of all cash dividends paid by the Company.

New Zealand operates a full "imputation system" of corporate taxation. Under the "imputation system," New Zealand tax paid by the Company gives rise to credits (known as imputation credits) which can be "attached" to its dividends and used by a shareholder which is treated as a resident for New Zealand tax purposes to offset such holder's New Zealand income tax liability on those dividends. A United States holder cannot directly credit these imputation credits against such holder's withholding tax liability. However, the financial impact of the New Zealand withholding tax on cash dividends paid to a United States holder can be reduced under the New Zealand Foreign Investor Tax Credit ("FITC") regime.

Under the FITC regime, the Company can obtain a tax credit based on the amount of imputation credits attached to dividends paid to non-New Zealand tax residents. This tax credit reduces the Company's tax liability, providing it with cash to make a "supplementary" dividend distribution to non-New Zealand tax residents, which is in addition to the ordinary dividend. Provided that the cash dividend has imputation credits attached at the maximum rate allowed, the overall effect is that a non-New Zealand tax resident generally receives an aggregate after New Zealand tax cash dividend equating to the amount that would have been received if the withholding tax had not been imposed. To the extent imputation credits are attached at less than the maximum rate allowed, the level of supplementary dividend is reduced and thus the level of aggregate cash dividend is reduced.

In some cases, certain forms of non-New Zealand sourced income derived by the Company and distributed to United States holders will be subject to total New Zealand tax at an effective rate of 15%. The benefit of the lower effective tax rate in respect of such income can be delivered to a United States holder by payment of an additional dividend equating to any "conduit tax relief credit" allocated by the Company to the United States holder.

Stock dividends (also known as "bonus issues" for New Zealand tax purposes) made by the Company will be categorised under New Zealand tax law as either taxable bonus issues or non-taxable bonus issues. Broadly speaking, taxable bonus issues arise where the Company allows a shareholder to choose between the receipt of cash and the receipt of Shares (where the shareholder takes the Shares) or when the Company issues Shares and elects to treat the issue as a taxable bonus issue. In general, any distribution by the Company on or in respect of its Shares, other than a non-taxable bonus issue, will be considered a dividend for New Zealand tax purposes. Taxable bonus issues are treated as non-cash dividends for New Zealand tax purposes. Taxable bonus issues (as well as other non-cash dividends) made to a United States holder are subject to New Zealand withholding tax at the rate of zero percent to the extent that imputation credits are attached to the dividend at the maximum rate allowable. With respect to any remaining portion, New Zealand withholding tax will be payable by the Company. Non-taxable bonus issues are not treated for New Zealand tax purposes as dividends and the New Zealand withholding tax does not apply to them. The Company does not presently anticipate making any bonus issues.

Share repurchases and cancellations by the Company are subject to a regime which treats the repurchase or cancellation amount as a dividend to the extent that it exceeds the amount of subscribed capital in the Company. Subscribed capital is essentially the amount paid to the Company in respect of the issue of Shares, less amounts of subscribed capital already returned to shareholders. If the amount paid on cancellation or redemption is less than the amount of the Company's subscribed capital, the payment is generally not treated as dividend. However, where Shares are repurchased off-market and aggregate payments to shareholders are less than 10% of the market value of all Shares in the Company or to the extent the repurchase is in lieu of a dividend, payments to shareholders are treated as dividends. Where the company repurchases Shares "on-market", amounts received by shareholders are not dividends in the shareholders' hands. However, to the extent the payments exceed the available subscribed capital, tax is effectively required to be paid by the Company on that excess amount.

Capital Gains

Under the tax treaty between New Zealand and the United States, a United States holder who does not have, and has not had, a permanent establishment or fixed base in New Zealand will not be subject to New Zealand tax on any gain on a sale of ADS's or Shares. However, the tax treaty does not prevent New Zealand from taxing profits on sales of ADS's or Shares held by a United States person where the profits or gains are attributable to a permanent establishment or fixed base available or previously available to such person in New Zealand. Although New Zealand does not have a capital gains tax as such, certain profits on Share sales are taxed under New Zealand income tax rules (for example, where Shares are acquired for the dominant purpose of resale, or by a securities dealer).

Instalment Receipts

The New Zealand tax consequences described above for United States holders of Shares or ADS's, in broad terms, will apply to United States holders of IRs or Interim ADRs in respect of the underlying Shares.

Other Tax Matters

No stamp duty is payable in New Zealand on transfers of the Shares and no notice of such transfers need be given by a shareholder to New Zealand fiscal authorities. GST does not apply to Share issues or transfers.

New Zealand gift duty will apply in respect of any gift by a United States holder of ADS's or Shares where that gift and any other gift by the United States holder of property situated in New Zealand within 12 months before or after that first mentioned gift exceed in aggregate value NZ$27,000 (approximately US$15,668). For this purpose, ADS's and Shares are treated as property situated in New Zealand. Certain limited exemptions and reliefs exist. Gift duty applies at 5% on the excess amount of gifts over NZ$27,000 and rises on a graduated scale to a maximum rate of 25% on the excess amount of gifts over NZ$72,000 (approximately US$41,782).

Imputation Credit Account

Companies pay New Zealand tax on a provisional basis in three instalments at four-month intervals during each income year. They may pay further tax or receive a refund of tax depending on their final tax liability determined in their tax return for that income year. Imputation credits arising from payments of tax are recorded as credits in an account called an imputation credit account at the time the tax is paid.

Continuity Of Ownership Requirement

The Company must satisfy continuity of ownership requirements to retain its imputation credits. To this end, it must maintain 66% of its ownership on a continuous basis from the date it derives imputation credits (i.e., pays a tax instalment) to the date it attaches the imputation credits to dividends (i.e., the date of the payment of the dividend). Accordingly, imputation credits in the Company's imputation credit account will be lost upon the occurrence of a more than 34% change in its ownership at any time between the derivation of those credits and the attaching of those credits to dividends.

Ownership is measured by reference either to shareholders' voting interests or, in certain circumstances, to both voting interests and the market value of interests held in a company. In some cases, an attribution rule can apply to treat all less-than-10% non-associated shareholders in the Company as a "single notional person". When this attribution rule applies, changes in the individual holding of these shareholders can be disregarded for calculating continuity of ownership.

Other Credits

Telecom may from time to time have other tax credits that it is able to attach to dividends. Considerations similar to those applying to imputation credits will arise.

Item 8 - Selected Financial Data

The selected consolidated financial data set forth below has been derived from the Company's audited Consolidated Financial Statements for each of the years in the five year period ended 31 March 1998 which have been reported on by Coopers & Lybrand (which, following preparation of the 1998 Consolidated Financial Statements, merged with Price Waterhouse to become PricewaterhouseCoopers), independent chartered accountants, subject to certain reclassifications of data from prior years to conform to current year classifications. The data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and accompanying Notes which are incorporated herein by reference from the Annual Report and previously published Consolidated Financial Statements.

                                                                                Years Ended 31 March
                                                          ---------------------------------------------------------------
                                                              1994      1995       1996       1997       1998      1998
                                                          ---------------------------------------------------------------
                                                                 (in millions, except per Share and Per ADS amounts)
Statement of Financial Performance Data
Amounts in accordance with New Zealand GAAP:
Operating revenues
  Local service                                             NZ$748.8  NZ$784.2   NZ$826.7   NZ$829.3   NZ$856.6  US$473.1
  National calls                                               451.5     488.1      542.4      545.3      594.3     328.2
  International                                                443.1     466.1      469.0      485.0      495.9     273.9
  Interconnection (a)                                              -         -          -       65.7       71.1      39.3
  Cellular and other mobile services                           175.2     228.5      313.3      316.4      424.1     234.2
  Enhanced network services                                    106.8     167.1      227.2      301.6      373.6     206.3
  Other operating revenues                                     558.8     549.5      530.0      540.2      582.4     321.7
  Total operating revenues                                   2,484.2   2,683.5    2,908.6    3,083.5    3,398.0   1,876.7
Operating expenses
  Net personnel costs                                          317.3     298.6      317.9      346.9      382.5     211.3
  Depreciation                                                 472.4     490.1      493.7      544.4      564.0     311.5
  Cost of sales                                                337.9     373.1      394.6      404.6      515.2     284.5
  Maintenance                                                  162.6     163.1      150.7      201.3      171.0      94.4
  Other operating expenses                                     309.1     322.0      337.2      354.9      387.8     214.2
  Abnormal costs (b)                                               -         -          -      151.5       37.3      20.6
  Total operating expenses                                   1,599.3   1,646.9    1,694.1    2,003.6    2,057.8   1,136.5
Surplus from continuing operations                             884.9   1,036.6    1,214.5    1,079.9    1,340.2     740.2
Net interest expense                                           120.0     103.6       92.1       99.4      128.6      71.0
Surplus from continuing operations before tax                  764.9     933.0    1,122.4      980.5    1,211.6     669.2
Income tax                                                     237.3     308.3      376.0      311.3      396.2     218.9
Net surplus from continuing operations                         527.6     624.7      746.4      669.2      815.4     450.3
Gain/(loss) from discontinued operations (c)                       -      (4.4)     (29.6)     (87.6)      30.0      16.6
Net earnings attributable to shareholders (d)                  528.1     620.2      716.8      581.4      820.3     452.9
Earnings per Share from continuing operations (e)              0.227     0.331      0.395      0.355      0.443     0.244
Earnings per ADS from continuing operations (e)                 1.82      2.65       3.16       2.84       3.54      1.96
Dividends per Share (f)                                        0.230     0.300      0.350      0.390      0.430     0.237
Amounts in accordance with US GAAP (g):
Net surplus from continuing operations (d)                  NZ$532.2  NZ$618.0   NZ$744.6   NZ$762.6   NZ$732.5  US$404.6
Net earnings attributable to shareholders (d)                  532.2     613.6      715.0      674.8      762.5     421.1
Basic earnings per Share from continuing operations (e)        0.230     0.327      0.394      0.404      0.410     0.226
Basic earnings per ADS from continuing operations (e)           1.84      2.62       3.15       3.23       3.28      1.81
Diluted earnings per Share from continuing operations (e)      0.230     0.327      0.394      0.404      0.409     0.226
Diluted earnings per ADS from continuing operations (e)         1.84      2.62       3.15       3.23       3.27      1.81


                                                                                      As at 31 March
                                                          ------------------------------------------------------------------------
                                                               1994        1995        1996        1997        1998        1998
                                                          ------------------------------------------------------------------------
                                                                                        (in millions)
Statement of Financial Position Data
Amounts in accordance with New Zealand GAAP:
Fixed assets                                                NZ$3,692.2  NZ$3,597.7  NZ$3,632.4  NZ$3,763.1  NZ$3,793.3  US$2,095.0
Total assets                                                   4,558.0     4,492.5     4,491.6     4,618.3     5,164.0     2,852.1
Debt due within one year                                         325.2       392.9       271.7       524.4       746.3       412.2
Long term debt                                                 1,238.1     1,070.0     1,287.5     1,285.2     1,292.1       713.6
Total liabilities                                              2,525.6     2,402.5     2,343.2     2,975.7     3,153.8     1,741.9
Total capital funds (h)                                        2,032.4     2,090.0     2,148.4     1,642.6     2,010.2     1,110.2
Amount in accordance with US GAAP (g):
Total shareholders' funds (h)                               NZ$2,344.6  NZ$2,429.1  NZ$2,355.9  NZ$1,960.7  NZ$1,275.8    US$704.6

(a) Interconnection revenues for the years ended 31 March 1994, 1995 and 1996 are not disclosed separately due to confidentiality agreements, but are instead included in local service, national calls, international and other operating revenues.


(b) The estimated costs associated with the termination of the HFC rollout and the reorganisation of First Media of NZ$37.3 million were identified and provided for at 31 March 1998.

     The costs associated with a further strategic restructuring of Telecom together with a provision for the cost of making all business-critical computer platforms and applications Year 2000 compliant were charged against earnings in the year ended 31 March 1997 as an aggregate abnormal charge amounting to NZ$151.5 million.

(c) During the year ended 31 March 1997, the operations of Pacific Star Group were classified as discontinued and a formal plan of disposal or wind-down of its businesses was commenced. The comparative figures for the prior years were reclassified accordingly.

     During the year to 31 March 1998 the winding down of the Pacific Star operations progressed satisfactorily resulting in a reduction in the provision for loss on disposal of Pacific Star by NZ$30 million.

(d) After deduction of minority interests and capital note coupons and including the Group share of associate companies' profits/losses.

(e) Per share amounts have been calculated based on the weighted average number of Shares outstanding during the periods indicated. Per ADS amounts have been calculated based on a ratio of eight shares per ADS. Diluted earnings per Share and per ADS amounts reflect the dilutive effects of options and capital securities.

(f) Dividends per Share are presented on the basis of the year to which they relate. See "Dividends".

(g) The principal differences between the amounts shown in accordance with NZ GAAP and those shown in accordance with US GAAP arise from the treatment of the capitalisation of interest costs, the recognition of costs incurred in terminating interest rate swaps, accruals for compensated absences, the write-off of research and development expenditures, the method of providing for deferred income taxes, the recognition of deferred compensation expense relating to the executive share ownership plan, the recognition of accruals for restructuring and Year 2000 modification costs and the timing of reflection of dividends in retained earnings.

(h) Capital funds includes both shareholders' funds and other items included in equity under New Zealand GAAP, such as capital securities. For US GAAP, such other items are not included in shareholders' equity. At an extraordinary general meeting of the Company held on 19 November 1993, shareholders passed a special resolution to cancel one ordinary share of NZ$1 each for every five on issue, and to pay shareholders the par value of NZ$1 per cancelled share. The cancellation of shares was confirmed by the High Court of New Zealand on 7 February 1994 and the capital restructuring was completed, with the payment to shareholders of NZ$1 per cancelled share, in March 1994, a total payment of NZ$472.4 million.

     In February 1997, the Company commenced a share repurchase programme subject to the requirements of the Company's Constitution, the Companies Act 1993 and the New Zealand Stock Exchange. The repurchase programme was completed on 19 December 1997. A total of 138,093,860 shares were repurchased under the programme at a total cost of NZ$1,001.3 million.

Dividends

The present dividend policy of the Company's Board of Directors, which came into effect in fiscal 1996, is to pay a quarterly dividend in September, December, March and June in respect of each fiscal quarter. Previously the policy was to pay an interim dividend in November and to recommend a final dividend to be paid in August with respect to each fiscal year ended 31 March. It remains Telecom's policy to distribute at least 70% of Telecom's net earnings each year.

The table below sets forth the dividends paid to shareholders with respect to the 1994 to 1998 fiscal years:



Year                   NZ$ Per Share                   US$ Per ADS (a)
                  Interim/                  Interim/
                 Quarterly   Final   Total  Quarterly  Final   Total
----------------------------------------------------------------------

1994                 0.0825  0.1475  0.230      0.899  1.414     2.313
1995                 0.1350  0.1650  0.300      1.345  1.776     3.121
1996             (b) 0.0850       -         (b) 0.890      -
                 (b) 0.0850       -         (b) 0.890      -
                     0.0850       -             0.917      -
                     0.0950       -  0.350      1.034      -     3.731
1997                 0.0950       -             1.046      -
                     0.0950       -             1.061      -
                     0.0950       -             1.045      -
                     0.1050       -  0.390   (c)0.579      -  (c)2.155
1998                 0.1050       -             0.627      -
                     0.1050       -             0.492      -
                     0.1050       -             0.560      -
                  (d)0.0350       -             0.181      -
                  (d)0.0800       -  0.430      0.330      -     2.190
----------------------------------------------------------------------

(a) Dividends have been translated from NZ dollars into US dollars using exchange rates prevailing on the date the dividends were paid to shareholders.

(b)  The first and second quarter dividends were paid together in November 1995.

(c) The fourth quarter dividend for the year ended 31 March 1997 was the first dividend payment following the reduction of the ratio of Shares per ADS from 16:1 to 8:1. The total 1997 US$ per ADS has been restated to reflect the 8:1 ratio for the full year.

(d) Total dividends for the year ended 31 March 1998 represented three quarterly dividends of NZ10.5 cents per share, a special dividend of NZ3.5 cents and a fourth quarter dividend of NZ8.0 cents per share. The fourth quarter dividend was reduced by the amount of the special dividend.

The amounts of historical dividends are not necessarily indicative of dividends to be paid in the future. Provided, however, that the Company does not have alternative cash requirements and/or investment opportunities, and, subject to maintaining a net debt to net debt plus equity ratio of between 40% and 45%, Telecom would intend to maintain total dividends for future years at not less than the same total cents per share level of the preceding year (on an equivalent number of shares).

Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations

The information required by this Item is set out in the MD&A and is incorporated herein by reference. See Item 19.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective for fiscal years beginning after June 15 1999. SFAS No. 133 requires recording all derivative instruments as assets or liabilities measured at fair value. Telecom management is currently evaluating the new statement provisions to determine the effect on the financial statements.

Item 9A  Quantitative and Qualitative Disclosures About Market Risk

The information required by this Item is set out in the following sections of the MD&A (pages 33 and 34 of the Annual Report):

 .  Market Risk;
 .  Interest Rate Risk Management;
 .  Foreign Exchange Risk Management;

and in the following sections of the Notes:

 . Derivative Financial Instruments Note 1, page 48 of the Annual Report; . Interest Rate and Currency Risk Management Note 18, pages 63-66 of the
Annual Report.

The above mentioned information is incorporated herein by reference.

Item 10 - Directors and Officers of Registrant

Directors

The business and affairs of Telecom are managed under the direction of the Board. The Board is elected by the shareholders of the Company. The Board may also appoint Directors to fill casual vacancies that occur or to add additional persons to the Board up to the maximum number (currently 12) prescribed by the Company's Constitution. At each annual meeting of shareholders, all Directors appointed by the Board must retire. In addition, at least one-third of the other Directors must retire from office (other than the Managing Director). If less than one third of the other Directors are due to retire by reason of age, or the expiry of their term of appointment or because they wish to retire and not be re-elected, the remaining Directors who retire are those Directors who have held office longest since their last appointment or reappointment (other than the Managing Director). A retiring Director is generally eligible for re-election except where precluded by age or disqualification. At least one-half of the Board must be New Zealand Citizens (as defined in the Company's Constitution).

As of 21 August 1998, the Directors of the Company (including the Managing Director) were as follows:

Mr G Peter Shirtcliffe--Chairman

Mr Shirtcliffe has been a Director of Telecom since its incorporation in April 1987. He was appointed Chairman in September 1990. Mr Shirtcliffe is Chairman of the Pension Plan Committee.

Dr Roderick S Deane--Managing Director
Dr Deane was appointed Telecom Managing Director and Chief Executive Officer in November 1992. Dr Deane is a director of Telecom New Zealand Limited and TCNZ Finance Limited.

Mr Alan Gibbs--Director
Mr Gibbs has been a Telecom Director since September 1990. Mr Gibbs is a member of the Audit and Finance Committee and the Human Resources/Compensation Committee.

Mr John C King--Director
Mr King has been a Telecom Director since September 1990. He is a member of the Human Resources/Compensation Committee and the Pension Plan Committee.

Mr Robert Levetown--Director
Mr Levetown has been a Telecom Director since October 1992. He is Chairman of the Human Resources/Compensation Committee.

Mr John F Killian--Director
Mr Killian has been a Telecom Director since October 1997. He is a member of the Audit and Finance Committee.

Ms Patricia L Reddy - Director
Ms Reddy has been a Telecom Director since December 1997. She is a member of the Human Resources/Compensation Committee.

Mr Paul Baines - Director
Mr Baines has been a Telecom Director since May 1998. He is Chairman of the Audit and Finance Committee.

The Directors have no fixed term of office but are subject to the retirement provisions of the Constitution summarised above.

See Item 4 for a discussion of the Shareholder's Agreement between Ameritech and Bell Atlantic.

Executive Officers

As of 21 August 1998, the Executive Officers of Telecom (except the Managing Director) were as follows:

Mr Jeffrey White - Chief Financial Officer
Mr White joined Telecom in January 1993 as Chief Financial Officer. Mr White's current term of appointment is due to expire in April 2000.

     Other Positions Held:
     Alternate Director     Teleco Insurance (NZ) Limited
     Chairman               Telecom New Zealand Finance Limited
     Chairman               Telecom Enterprises Limited
     Chairman               Telecom Investments Limited
     Chairman               Telecom New Zealand Australia Pty Limited
     Chairman               TCNZ (UK) Investments Limited
     Chairman               TCNZ Equities Limited
     Chairman               TCNZ Financial Services Limited
     Chairman               TCNZ Finance Limited
     Chairman               Telecom Wellington Investments Limited
     Chairman               Telecom Credit Limited
     Chairman               Telecom Purchasing Limited
     Director               Telecom New Zealand Limited
     Trustee                Retirement Savings Plan

Ms Theresa Gattung - Group General Manager Services
Ms Gattung joined the company in August 1994 as General Manager Marketing. She was appointed Group General Manager Services as from 1 April 1996. She has no fixed term of appointment.

     Other Positions Held:
     Chairman               Netway Communications Limited
     Chairman               Telecom Business Systems Limited
     Director               Telecom New Zealand Limited

Mr Malcolm Gillespie - General Counsel and Company Secretary
Mr Gillespie joined Telecom as General Counsel and Company Secretary in April 1996. He has no fixed term of employment.

     Other Positions Held:
     Director               Telecom New Zealand Limited
     Director               Digital Video Productions Pty Limited
     Chairman               Teleco Insurance (NZ) Limited
     Director               Telecom Southern Cross Limited
     Director               Telecom New Zealand Finance Limited
     Director               Telecom New Zealand Australia Pty Limited
     Director               Teleco Insurance Incorporated
     Director               TCNZ Finance Limited
     Director               Telecom Corporation of New Zealand (Overseas
                            Finance) Limited
     Chairman               ConnecTel Limited

     Alternate Director     Various Subsidiaries

Mr David Bedford - Group General Manager Network
Mr Bedford joined Telecom in January 1993 as General Manager Human Resources. He was appointed to his present position in 1998. He has no fixed term of employment.

     Other Positions Held:
     Chairman               First Media Limited
     Chairman               Telecom Directories Limited
     Director               Telecom New Zealand Limited
     Director               New Zealand Telecommunication Systems Support
                            Centre Limited
     Director               TCNZ Cook Islands Holdings Limited
     Director               TCNZ Cook Islands Limited
     Chairman               Telecom Samoa Cellular Limited
     Chairman               Birell Properties Limited
     Chairman               Telecom Pacific Investments Limited

Mrs Ariane Burgess - General Manager Communications
Mrs Burgess joined Telecom in June 1988 as Corporate Public Relations Manager. She was appointed General Manager Communications as from 1 April 1996. She has no fixed term of employment.

Ms Karyn Devonshire - General Manager Information Services
Ms Devonshire joined Telecom in December 1997 as General Manager Information Services.

Dr John Bell - General Manager Business Development
Dr Bell joined Telecom in April 1996 as General Manager Business Development. Dr Bell has no fixed term of appointment.

     Other Positions Held:
     Chairman               Pacific Star Mobile Pty Limited
     Chairman               Telecom Southern Cross Limited
     Chairman               Pacific Star Communications (NSW) Pty Limited
     Chairman               Pacific Star Communications (Qld) Pty Limited
     Chairman               Pacific Star Services Pty Limited
     Chairman               SunNET Pty Limited
     Director               Pacific Star Technologies Pty Limited
     Chairman               Telecom New Zealand Australia Pty Limited
     President & Director   TCNZ (Bermuda) Limited

Mr Chris Rutledge - General Manager Human Resources
Mr Rutledge joined Telecom in May 1993 as Manager Human Resources Development. He was appointed to his present position in February 1997. Mr Rutledge has no fixed term of appointment. Mr Rutledge is a trustee of the Telecom Retirement Savings Plan.

Dr Vaughan Smith - General Manager Strategy
Dr Smith joined Telecom in November 1996 as General Manager Strategy. Dr Smith has no fixed term of appointment.

Item 11 - Compensation of Directors and Officers

The aggregate amount of compensation payable by Telecom in respect of the Directors and Executive Officers as a group during fiscal 1998 was NZ$5,089,621. In addition, an aggregate amount of $118,695 was set-aside during Fiscal 1998 to provide pension, retirement and similar benefits to the Executive Officers.

The total of the remuneration and value of other benefits received by the Directors of the Company during the year is set out in the "Directors Remuneration" section of the Annual Report, which is incorporated herein by reference. See page 87 of the Annual Report.

Item 12 - Options to Purchase Securities from Registrant or Subsidiaries

The Company has in place an Executive Share Option Plan. See Note 16, "Options", for a description of this plan, which is incorporated herein by reference. In addition to the options referred to in Note 16, 2,654,734 options were granted in the period to 31 August 1998, 113,689 options were exercised at an exercise price of NZ$6.850 and 97,326 options with a weighted average exercise price of NZ$8.54 lapsed. As at 31 August 1998, 5,066,207 options are outstanding under this plan.

Item 13 - Interest of Management in Certain Transactions

The information required by this Item is set out in Notes 16, 17 and 22 and is incorporated herein by reference.

                                    PART II
                                    -------


Item 14 - Description of Securities to be Registered

Not Applicable.

                                    PART III
                                    --------


Item 15 - Defaults Upon Senior Securities

Not Applicable.

Item 16 - Changes In Securities And Changes In Security For Registered
Securities

Not Applicable.

                                    PART IV
                                    -------


Item 17 - Financial Statements

Not Applicable.

Item 18 - Financial Statements

See Item 19 for a list of Financial Statements included as part of this Annual Report on Form 20-F.

Item 19 - Financial Statements and Exhibits

Financial Statements

1. The following Consolidated Financial Statements are incorporated herein by reference from the Annual Report.

     . Consolidated Statement of Financial Performance. See page 38 of the Annual Report.

     . Consolidated Statement of Financial Position. See page 39 of the Annual Report.

     . Consolidated Statement of Movements in Capital Funds. See page 40 of the Annual Report.

     .  Consolidated Statement of Cash Flows.  See page 41 of the Annual Report.

     .  Notes to the financial statements. See pages 45 to 76 of the Annual
        Report.

2. The MD&A is incorporated herein by reference from pages 23 to 37 of the Annual Report.

3. The report of Coopers & Lybrand Independent Accountants is filed herewith. See F-1.

Exhibits

Nil.

                       REPORT OF INDEPENDENT ACCOUNTANTS



The Board of Directors
Telecom Corporation of New Zealand Limited

We have audited the statements of financial position of Telecom Corporation of New Zealand Limited (the "Company") and the Company and its subsidiaries (together referred to as "Telecom") as of 31 March 1997 and 1998 and the related statements of financial performance and cash flows for each of the three years in the period ended 31 March 1998, which financial statements are included on pages 38 to 76 of the 1998 annual report to shareholders of the Company and incorporated by reference in this Form 20-F. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with generally accepted auditing standards in New Zealand, which are substantially the same as generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and Telecom as at 31 March 1997 and 1998 and the results of their respective operations and cash flows for each of the three years in the period ended 31 March 1998 in conformity with generally accepted accounting principles in New Zealand.

Generally accepted accounting principles in New Zealand differ from generally accepted accounting principles in the United States ("US GAAP"). The application of US GAAP would have affected the determination of consolidated net earnings for each of the three years in the period ended March 31, 1998 and of consolidated shareholders' equity as of March 31, 1997 and 1998 to the extent summarised in Note 28 to the consolidated financial statements.


                                  /s/  Coopers&Lybrand
Wellington, New Zealand           Coopers & Lybrand
14  May 1998                      Chartered Accountants

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorised.



TELECOM CORPORATION OF NEW ZEALAND LIMITED



By:  /S/  R Deane
     ------------
Dr Roderick Deane
Managing Director


Dated:  25 September 1998