Form 20-F
period 1999-03-31
TELECOM CORP OF NEW ZEALAND LTD
filed 1999-09-29
CIK 875809

- --------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

- --------------------------------------------------------------------------------

                                   FORM 20-F

                     ANNUAL REPORT PURSUANT TO SECTION 13
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended 31 March 1999
                        Commission file number 1-10798

- --------------------------------------------------------------------------------

                  TELECOM CORPORATION OF NEW ZEALAND LIMITED
            (Exact name of Registrant as specified in its charter)

                                  New Zealand
        (State or other jurisdiction of incorporation or organisation)

       Telecom Networks House, 68 Jervois Quay, Wellington, New Zealand
                   (Address of principal executive offices)

- --------------------------------------------------------------------------------
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                                         Name of each exchange on which registered
American Depositary Shares ...........................................New York Stock Exchange
("ADSs", evidenced by American Depositary Receipts ("ADRs"))

Ordinary Shares, no par value ........................................New York Stock Exchange*
("Shares")

*Not for trading, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.....................None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act..........None

- --------------------------------------------------------------------------------
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares, no par value..................................................................1,752,801,986
Special rights convertible preference share, no par value..................................................1

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

                                             Item 17        Item 18  [x]
- --------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                              INTRODUCTORY MATTERS
                              --------------------

Exchange Rates...........................................................................................................  3

Interpretation...........................................................................................................  3

Forward Looking Statements...............................................................................................  4

                                                        PART I
                                                        ------

Item 1     Description of Business......................................................................................   5

Item 2     Description of Property......................................................................................  22

Item 3     Legal Proceedings............................................................................................  22

Item 4     Control of Registrant........................................................................................  23

Item 5     Nature of Trading Market.....................................................................................  23

Item 6     Exchange Controls and Other Limitations Affecting Security Holders...........................................  24

Item 7     Taxation.....................................................................................................  27

Item 8     Selected Financial Data......................................................................................  32

Item 9     Management's Discussion and Analysis of Financial Condition and Results of Operations........................  35

Item 9A    Quantitative and Qualitative Disclosures about Market Risk...................................................  35

Item 10    Directors and Officers of Registrant.........................................................................  35

Item 11    Compensation of Directors and Officers.......................................................................  37

Item 12    Options to Purchase Securities from Registrant or Subsidiaries...............................................  37

Item 13    Interest Of Management In Certain Transactions...............................................................  37

                                                      PART II
                                                      -------

Item 14  Description of Securities to be Registered.....................................................................  38

                                                     PART III
                                                     --------

Item 15  Defaults Upon Senior Securities................................................................................  38

Item 16  Changes in Securities and Changes in Security for Registered Securities........................................  38

                                                      PART IV
                                                      -------

Item 17    Financial Statements.........................................................................................  38

Item 18    Financial Statements.........................................................................................  38

Item 19    Financial Statements and Exhibits............................................................................  41

                             INTRODUCTORY MATTERS
                             --------------------

Exchange Rates

In this Annual Report on Form 20-F (the "Report"), references to "US$" or "US dollars" are to United States dollars and references to "$", "NZ$" and "NZ dollars" are to New Zealand dollars. Telecom Corporation of New Zealand Limited (together with its subsidiaries, where appropriate, the "Company" or "Telecom") publishes its financial statements expressed in New Zealand dollars. For the convenience of the reader, this Annual Report on Form 20-F contains translations of certain NZ dollar amounts into US dollars at the rates indicated. Unless otherwise stated, the translations of NZ dollars into US dollars have been made at NZ$1.00 to US$0.5340, the rate applicable at 31 March 1999. These translations should not be construed as representations that the NZ dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate.

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

The following table sets forth certain information concerning exchange rates between NZ dollars and US dollars based on the noon buying rate in New York City for cable transfers in New Zealand dollars as reported by the Federal Reserve Bank of New York (the "Noon Buying Rate"):

- ---------------------------------------------------------------------------------------------------------------
Fiscal Year ended 31 March                  Period End        Average (a)        High           Low
                                                         (expressed in US dollars per NZ$1.00)
1995                                          .6549             .6154           .6549          .5593
1996                                          .6807             .6650           .6890          .6435
1997                                          .6973             .6932           .7148          .6678
1998                                          .5523             .6279           .6973          .5523
1999                                          .5340             .5249           .5615          .4838

(a) Determined by averaging the Noon Buying Rates on the last day of each month during the fiscal year
- --------------------------------------------------------------------------------

On 20 September 1999 the Noon Buying Rate was NZ$1.00 to US$0.5215.

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

Interpretation

Certain information required for this Report is incorporated by reference to Telecom's Financial Statements for the fiscal year ended 31 March 1999 (the "Financial Statements") and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended 31 March 1999 (the "MD&A"). The Financial Statements and MD&A are contained in Volume 2 of Telecom's 1999 Annual Report to Shareholders (the "Annual Report"). The Annual Report is filed under cover of Form 6-K dated 6 August 1999. References to "Notes" are references to the Notes to the Financial Statements.

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

                                    PART I
                                    ------


Item 1 - Description Of Business

General

Telecom is a major supplier of telecommunications services in New Zealand. Telecom provides a full range of telecommunications products and services including local, national, international and value-added telephone services, cellular and other mobile services, data and Internet services, equipment sales and installation services, leased services and directories. In addition Telecom has some offshore interests. See "-Products and Services-Calling-International".

History and Development

The Company was established by the New Zealand Government (the "Government") in 1987 for the purpose of acquiring the telecommunications business of the Post Office as part of a broad range of reforms instituted by the Government that were designed to place government-owned trading agencies on an equal footing with private industry.

Ameritech Holdings Limited (or any of its related companies where appropriate, "Ameritech NZ" or "Ameritech") and Bell Atlantic Holdings Limited (or any of its related companies where appropriate, "Bell Atlantic NZ" or "Bell Atlantic") purchased the Company from the Government in September 1990. As part of the purchase Ameritech and Bell Atlantic each agreed with the Government to reduce their beneficial share ownership in the Company to 24.95% over time (the "Sell-down").

In July 1991 Ameritech and Bell Atlantic sold 724.5 million shares in the Company (representing approximately 31% of the then outstanding share capital) to the public and institutions in a world wide offering to partially satisfy their Sell-down obligations. The Sell-down was completed in 1993 by private transactions.

In 1998 Ameritech NZ disposed of all or substantially all of its holdings in the Company and the two directors who had been nominated to the Board of Directors by Ameritech NZ resigned.

In February 1998, Bell Atlantic issued a series of exchangeable notes (the "Exchangeable Notes"), which are exchangeable, commencing in September 1999, under certain circumstances, into Telecom Shares. Bell Atlantic has ceased to be an affiliate of Telecom for U.S. securities law purposes. See Item 4.

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

Since its establishment Telecom has implemented progressive restructuring to consolidate operations, improve service quality and reduce operating costs.
This process continues. In July 1999 Telecom announced that it had entered into a strategic relationship with global information services company EDS. The relationship includes a 10 year, NZ$1.5 billion agreement for EDS to supply the majority of Telecom's information systems services, a purchase of equity by Telecom in EDS (New Zealand) Limited and an agreement to work together with EDS and Microsoft to develop and deliver online solutions to customers.

In May and June 1999 Telecom acquired 19.8% of the shares in AAPT Limited ("AAPT") an Australian telecommunications carrier through its wholly owned subsidiary TCNZ Australia Investments (Pty) Limited ("TNZ Australia") and subsequently made an offer for all of the remaining AAPT shares. See Item 9.

New Zealand Economy

The bulk of Telecom's operations are in New Zealand and Telecom's business is directly impacted by the state of the New Zealand economy. Weaknesses in the economy tend to have an adverse effect on Telecom's growth rate. See "The New Zealand Economy" in the MD&A page 3 Volume 2 of the Annual Report.

Telecom's domestic senior unsecured long term debt ratings are AA (on credit watch with negative implications) by Standard & Poor's and Aa2 (on review for possible downgrade) by Moody's Investors Service. Standards and Poor's placed Telecom's long term rating on credit watch in September 1999 and Moody's Investor Service placed Telecom's long term rating on review in August 1999.

Products and Services

Local Service

Local service contributed approximately 30.7% of Telecom's operating revenue for fiscal 1999. The components of local telephone service are business and residential line rentals, local call charges (predominantly paid by business customers) including Centrex and VPN and enhanced network services products such as Smartphone services, messaging and call track.

Local telephone service provides the customer with access to the local telephone exchange, allowing telephone communication between customers in a local calling area and access to national and international toll services. Local telephone service is provided by cable or radio links that connect customers to the Telecom network and exchanges that enable customers to connect to one another.

Centrex is a PABX-like service provided directly from Telecom telephone exchanges. It is primarily designed to meet the requirements of business customers and provides access to a wide range of features normally available only from an advanced business system.

Smartphone services include call waiting, call diversion, 3-way calling, do not disturb, quick dial and caller display. Telecom also offers network based call answering and messaging services such as call minder and message manager.

Calling

National - National calls contributed approximately 20.3% of Telecom's operating revenue for fiscal 1999. National calls (also known as inland toll calls or, in the United States, long distance calls) include calls to a location outside the caller's local calling area including Centrex and VPN, calls to the cellular network originating within the fixed line network, National 0800 calls and operator services charges.

Most national calls are placed by direct dialling, also known as Subscriber Toll Dialling ("STD"). National calls are carried on "trunk lines" which are long-line transmission systems connecting exchanges. Telecom's trunk lines are almost entirely fibre optic cables and microwave radio links.

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

International - International calls contributed approximately 12% of Telecom's operating revenue for fiscal 1999. International services provided by Telecom include outgoing international calls made in New Zealand, collect, credit card and "New Zealand Direct" calls to New Zealand, receipts from overseas telecommunications administrations and companies for calls to New Zealand that use Telecom's facilities and calls from international switched traffic transiting Telecom's facilities. Telecom makes payments to overseas administrations and companies for the use of their facilities for outward and transit calls from New Zealand to their countries.

Telecom's largest international traffic route is between New Zealand and Australia. For fiscal 1999, approximately 47% of the volume of Telecom's outgoing international calls were calls to Australia. Outgoing international calls to the United Kingdom, the United States, the Pacific Islands, Japan and Canada comprise the next largest streams.

Telecom provides international services via cables and satellite earth stations, which receive and transmit international traffic, and international gateway exchanges, which route incoming and outgoing traffic. Telecom is directly linked to 75 carriers in 50 countries by submarine cable and satellite and through those countries to the rest of the world. Telecom owns a significant interest in TASMAN 2, a South Pacific submarine fibre optic cable. Telecom also owns an interest in PacRim East, which links New Zealand and Hawaii, and in PacRim West, which links Australia and Guam. PacRim West, together with TASMAN 2, PacRim East, TPC-5 (linking Guam, Japan and Hawaii) and HAW-5 (linking Hawaii to the United States mainland), form a Pacific network of fibre optic cables linking New Zealand to North America and Asia.

In October 1998 Telecom joined with Cable and Wireless Optus and MCI WorldCom in a joint venture to build and operate a trans-Pacific submarine optical fibre cable called the Southern Cross Cable Network ("Southern Cross"), linking Australia, New Zealand, Fiji, Hawaii and the West Coast of the United States. Southern Cross is intended to provide international capacity to meet expected growth of traffic generated by data services, including internet traffic, and is expected to commence operations and achieve full operational capacity in 2000. In March 1998 Telecom signed a capacity use agreement committing the Company to purchase capacity on the cable of approximately US$140 million. The first payment of US$70 million is due on the first ready for service date ("RFS").
The second payment of US$57 million is due on the anniversary of the RFS date with the balance due over the following two years. No payments will be due if RFS does not occur by 31 March 2001 extendable (in certain circumstances) by a period of up to 18 months. The Telecom Board has approved a 50% equity investment in Southern Cross. Pursuant to this Telecom has provided US$58 million by way of a shareholder advance to Southern Cross. Telecom is committed to advancing further funds to bring the total up to US$75 million by way of either equity or further shareholder advances.

Telecom and its joint venture partners are currently negotiating revised funding arrangements for the Southern Cross Project, which had previously been provided by a syndicate of international banks. As a result Telecom is likely to participate in a share of the further funding requirements for the Project.

Telecom has a licence under Section 214 of the Telecommunications Act 1934 (United States of America) to acquire and operate communications facilities in the United States of America. A point-of-presence has been established in Los Angeles to switch international wholesale telephony minutes. Other value added services such as international leased services and private network offerings can be supported from this facility. Telecom has established a point-of-presence in Sydney, Australia, which supports international leased services and private network offerings into Australia. These value added services are supplied trans-Tasman in support of New Zealand corporates. Telecom has a licence under
Section 7 of the Telecommunications Act 1984 (United Kingdom) to acquire and operate communications facilities in the United Kingdom. A point-of-presence is being established in London to switch international wholesale telephony minutes with European carriers. Telecom is also in the process of establishing points-of-presence in other countries.

Telecom is a shareholder in INMARSAT Limited, which provides international marine satellite services to ships, airplanes, and other mobile satellite services users. Telecom is also involved with INTELSAT and is likely to become a shareholder when this inter-government organisation is privatised.

Other calling - Other calling services comprise Payphones, National 0900, teleconference and analogue and dedicated digital voice services.

Interconnection

Revenues from Telecom's interconnection services contributed approximately 2.5% of Telecom's operating revenue for fiscal 1999.

Telecom exchanges calls with competing telecommunications operators which require access to Telecom's networks in order to provide their customers with service capability throughout New Zealand. Prices and terms for this interconnection are determined by agreement between the parties and Telecom's revenues include payment for calls carried on behalf of other service providers.

Telecom entered into its first interconnection agreement in 1991 with Clear Communications Limited ("Clear"). Clear is now a wholly owned subsidiary of British Telecom ("BT"). Telecom and Clear entered into a comprehensive new interconnection agreement which came into effect on 1 January 1996. The interconnection agreement includes prices for local service interconnection whereby Clear and Telecom pay each other interconnection charges for local calls. It also includes revised prices for toll interconnection and 0800 interconnection and for Clear customers calling Telecom cellular customers. Clear has filed a suit against the Company challenging, among other things, the validity of both Clear's current and original interconnection agreements. See "Item 3 - Legal Proceedings". On 26 November 1997, Telecom and Clear signed an agreement establishing local number portability between their two networks.

Clear's interconnection agreement with Telecom requires Clear to pay to Telecom interconnection and call charges to the extent Clear's customers' calls go over the Telecom network and vice versa. The interconnection agreement does not require that Telecom bill Clear customers or provide Clear with the names and addresses of Telecom customers. Instead, Clear enters into agreements with new customers on an individual basis and bills its customers directly. In order to access the Clear network for toll interconnection, Clear customers must either dial an access code or arrange for non-code access. Non-code access provides customers with the ability to pre-select a long distance carrier. Clear pays additional charges to Telecom in order to provide non-code access to its customers. Clear is currently withholding certain payments for services supplied under its interconnection agreement. See "Item 3-Legal Proceedings."

Telecom concluded an interconnection agreement with Saturn Communications Limited ("Saturn") in June 1997. Saturn offers pay television services over a cable network it has installed. Saturn also provides local and national call services.

In March 1995, Telecom entered into an interconnection agreement with Global One Telecommunications (New Zealand) Limited ("Global One"), an affiliate of Sprint. Global One is currently offering international services.

In June 1996 Telecom concluded its first interconnection agreement with Telstra New Zealand Limited ("Telstra NZ"), a subsidiary of Telstra. Telstra is the major supplier of telecommunications services in Australia. The interconnection agreement with Telecom enabled Telstra NZ to offer national and international calls and 0800 service. Telstra NZ has also stated its intention of offering leased data services. In November 1997, Telecom signed a new interconnection agreement, which replaced the June 1996 agreement and also covered local service. Telecom also signed a local number portability agreement with Telstra NZ. Telstra NZ provides local service for business customers.

In February 1998, BellSouth New Zealand ("BellSouth NZ") and Telecom entered into a comprehensive new interconnection agreement, replacing the original March 1993 agreement between the parties. This interconnection agreement covers a broad range of interconnection service, including interconnection with BellSouth NZ's cellular network. In October 1998, BellSouth NZ assigned and transferred its rights and obligations under the interconnection agreement to Vodafone New Zealand Limited.

Telecom has an interconnection agreement with Teamtalk Limited ("Teamtalk") covering the trunked mobile dispatch service operated by Teamtalk.

Telecom also has interconnection agreements with Compass Communications Limited, Worldxchange Limited ("Worldxchange"), NewCall Communications Limited, CallPlus Limited, The Internet Group Limited and Superway New Zealand Limited.

Cellular and Other Mobile Services

Cellular and other mobile services contributed approximately 13.9% of Telecom's operating revenue for fiscal 1999. Cellular and other mobile services comprises access and airtime charges for calls originating from Telecom's cellular network (excluding international calls) and revenue from paging and mobile radio services.

Cellular - Telecom's cellular network is available to approximately 96% of the New Zealand population. The network consists of both digital (DAMPS) and analog
(AMPS) services, with most of Telecom's customers subscribing to the AMPS service. Telecom is currently planning to deploy CDMA technology in its cellular network beginning in 2001. See "-Technology - General". At 31 March 1999, Telecom had approximately 608,900 connections (up from approximately 476,200 connections, or 27.9% from 31 March 1998).

Special features provided through the Telecom cellular telephone service include: optional rate plans; part-minute charging; customised billing; Cellular Secretary (voice mail); call diversion; three-way conferencing; international roaming; Voice Dial (where a customer can make a call by speaking numbers or names); Mobile Notes (where text messages can be sent to the screen of a customer's phone); and Tandem (where two phones operate on one number).

Telecom is developing personal communications services which bring together the benefits of fixed and mobile technologies and applications, primarily using its existing fixed wire and cellular infrastructure. For example Mobile Extension allows users to dial internal fixed extension numbers from their mobile phones anywhere in New Zealand. Another service allows users to make calls from within their offices or "business zone" for less than a standard mobile phone call.

Historically, the Telecom cellular network was retailed by Telecom and three independent service providers through a range of distribution outlets. These independent service providers were purchased by Telecom during 1997 and 1998. With the advent of Prepaid Cellular in 1998 Telecom has re-entered the reseller market wholesaling airtime to a small number of service providers that have complementary distribution capabilities.

As part of its marketing strategy for cellular services, the Company provides dealers with handset subsidies which are passed directly to subscribers. These subsidies are in addition to revenue-based dealer commissions. The amount of the handset subsidy is dependent upon the length and type of service contract that the subscriber selects.

Paging - Telecom provides an extensive paging service which is available to approximately 95% of the New Zealand population. Telecom offers alphanumeric (message) pagers which operate in conjunction with the Telecom paging message centre. Telecom also offers simple tone and numeric pagers and private paging systems such as wide area paging networks for the health sector. Telecom also offers a paging service called "Minicall" aimed at the consumer market which involves customers purchasing a pager with callers to the pager paying a per call charge.

Mobile Radio - Telecom operates a national mobile radio network that covers 90% of New Zealand through its 1,750 channels and 190 mobile radio repeater sites located strategically throughout the country. Most of Telecom's mobile radio customer base of 35,000 terminals are companies with vehicle fleets operating from a central base.

The number of mobile radio systems per capita in New Zealand is high in comparison with other countries. This is largely attributable to the low cost of the service to users and national co-ordination of the network. Telecom's mobile radio network can connect to the PSTN to allow telephone calls. Mobile services such as Fleetlink (trunked radio), Sealink (automatic marine telephone service) and mobile data capability are also offered.

Data

Revenues from data services contributed approximately 9.7%, of Telecom's operating revenue for fiscal 1999. Data revenue consists principally of revenue from data transmission services, dedicated leased lines and Internet access.

Telecom offers PACNET a data transport system that uses packet switching technology to accumulate and transmit information in "packets". PACNET is used as a basis for value-added services such as electronic-mail, online database systems and EFT-POS (Electronic Funds Transfer at the Point-of-Sale). Telecom's frame relay and ATM services provide high-speed links between LAN host computers and high performance workstations designed to address the growing market for high-speed data services. The ATM service is increasingly being used to support Internet protocol ("IP") services.

Telecom offers a wide range of dedicated circuit services to satisfy the needs of customers requiring use of exclusive telecommunications links. These services are used extensively in corporate data networks. Dedicated circuits are commonly used for applications such as linking PABXs and for private data networks. Other uses include transporting fire and other alarm signals to centralised monitoring centres and transporting radio and television signals between studio facilities and transmission sites.

The Company is a leading provider of Internet services in New Zealand. Telecom aims to continue to grow the number of subscribers to its XTRA service and increase usage by promoting electronic commerce applications in New Zealand. In addition, Telecom aims to continue to attract advertising and Internet traffic over its network. Growth in Internet usage is stimulating demand for second access lines and fast data services by business and residential customers. Telecom also provides IP network services which connect other Internet service providers to their customers.

Other Operating Revenue

Directories-Telecom's directories business contributed approximately 4.6% of Telecom's operating revenue for fiscal 1999. Telecom annually publishes 18 regional directories listing customers' names and telephone numbers ("The Telephone Book"), 21 local directories and 1 specialist directory. Telecom also has a contract to publish the Cook Islands telephone directories. Telecom has entered into separate agreements with Clear and Telstra New Zealand Limited ("Telstra NZ") for their respective customers to be listed in Telecom's directories.

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

Telecom offers four colour advertising, bold and super bold entries and logos in its directories. Telecom also provides Electronic White Pages, Internet WHITE PAGES and Internet YELLOW PAGES(R).

Equipment Revenue - Revenues from Telecom's equipment sales and installation services contributed approximately 3.2% of Telecom's operating revenue for fiscal 1999. Telecom supplies and installs a range of customer premises equipment ("CPE"), including telephones, PABXs, keyphones, pagers, facsimile and other data terminals and equipment. All CPE supplied by Telecom is manufactured by non-affiliated suppliers. Telecom provides rental telephones for business and residential customers but does not sell telephones to residential customers except in limited cases such as to encourage the uptake of network services (e.g., caller display). Telecom also supplies PABXs and other business systems on a rental and sale basis and through third party leasing arrangements.

Miscellaneous Other Services - Revenues from miscellaneous other services contributed approximately 1.1% of Telecom's operating revenue for fiscal 1999.

Miscellaneous other services provided by Telecom primarily include software development and an international outside plant project.


Tariffs

There is no statutory regulation of Telecom's prices for telephone network access or usage or for any of its other services in New Zealand. Consequently, Telecom is not required to appear before any regulatory authority in order to increase or decrease its rates. However, under Telecom's Constitution ("Constitution"), Telecom is restricted, except in certain circumstances, from raising its standard residential line charges above the percentage increase in the New Zealand Consumers Price Index ("CPI"). See "Regulatory Framework - Kiwi Share".

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

Under Telecom's tariff structure, residential customers ordinarily pay a fixed monthly access charge of NZ$32.30 before Goods and Services Tax ("GST"), that entitles them to make local calls without additional charge. Telecom also offers residential customers various optional payment plans relating to monthly access charges and per call pricing, which provides, for example, residential customers with the option to pay for local calls in return for a reduced access charge.

From 1 November 1999, Telecom intends to introduce a new tariff structure for residential customers dialling local numbers that allow connection to the Internet. Under this structure the first 10 hours of such calls will be free but after that a charge of NZ 2 cents per minute (including GST) will be payable. However, calls to 0867 numbers in the same local calling area will be free for residential customers for accessing the internet.

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

Telecom offers a range of cellular plans to its business and residential customers, which consist of monthly access fees and per call charges on a 1 minute + 1 second basis. Telecom also offers discounts to business customers. Originators of calls to cellular telephones generally pay all usage charges. Telecom also offers pre-paid cellular plans.

Telecom charges subscribers a monthly access charge for subscription to its value-added services such as voice messaging and caller display.

Marketing

Telecom's marketing activities are focused on positioning Telecom as a major competitive provider of telecommunications services to business and residential customers in New Zealand. There are three marketing teams within the company focused on three main groups of customers - Consumer, Business and large Corporate customers. In addition there are product focused marketing teams for mobile, data, access/enhanced services and calling. Each of the Consumer, Business and Corporate groups also operate a range of direct and indirect channels, including face-to-face account management of key business customers and all of Telecom's top 600 customers.

Telecom maintains an advertising programme, through broadcast and print media, to support its sales effort. The focus of Telecom's advertising strategy is to increase customer awareness of products, stimulating usage and building the Telecom brand.

Technology

General

Telecom operates an advanced telecommunications network. Over 99% of Telecom's customers are connected to digital telephone exchanges. Approximately 99% of Telecom's transmission links between cities (inter city links) and links within urban areas (urban links) have digital capacity. Of these, approximately 99% of urban transmission systems are now fibre optic. Inter city links are fibre optic cables (86%) with some digital microwave radio (14%). Local loop technology includes copper cable, radio and fibre optic. A network of digital transmission systems connects the major switching nodes. Telecom uses the internationally standardised CCS No.7 signalling system as a key component of its network design. Telecom operates an Intelligent Network ("IN"). The IN enhances the operation of the existing network and allows Telecom to more easily provide new services. Telecom also operates synchronous transmission systems. Telecom's network is managed through a computerised management system which monitors the network, records network traffic flows and rearranges network capacity as necessary.

In mid-1999, Telecom commercially launched a fast Internet access service based on ADSL technology. The service is initially being offered in the main centres, and will be expanded as demand dictates. ADSL utilises existing copper cabling and has the potential to be used for a range of broadband services including video. A nationwide ATM (asynchronous transfer mode) network is operational and experiencing strong growth.

Telecom's international network provides international services via optical fibre submarine cables and satellite earth stations. The international network is 99.7% digital. Telecom is a leading investor in the Southern Cross Cable network, a submarine fibre-optic cable system that will link New Zealand and Australia with Fiji, Hawaii and the west coast of the United States. Cable laying commenced in mid-1999 and is scheduled for completion in 2000.

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

Telecom has no obligation to continue to purchase equipment from NEC, Fujitsu, Nokia or Ericsson and Telecom believes there are sufficient alternative sources of supply. Until August 1999, Telecom controlled a joint venture company with NEC for software writing, fault servicing and turnkey installation of switching equipment for the national network. Telecom's interest in this business has now been sold to NEC New Zealand.

In August 1999, Telecom decided to deploy cdmaOne cellular technology with a commercial launch planned for the first half of 2001. CdmaOne is the brand name for an advanced 2nd generation digital cellular technology. CdmaOne is based on the generic spectrum sharing technique known as CDMA (Code Division Multiple Access), in which users share the same spectrum through the use of unique "codes". Telecom is currently in negotiations with prospective vendors for the supply of cdmaOne network infrastructure and handsets. It is expected that the existing AMPS/DAMPS cellular network will continue to be grown and developed for at least 3 years.

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

Perceived Health Risks Associated with Electromagnetic Energy

Allegations have been made, but not proven, that mobile telecommunications equipment may pose health risks due to emissions of electromagnetic energy from such devices. The weight of national and international scientific opinion is that there is no substantial evidence of detrimental public health effects from cellular transmission equipment operating at typical levels. Investigations are continuing into the safety of cellular handsets. In its operations, Telecom complies with the electromagnetic energy emissions levels permitted by the applicable New Zealand standard. However, there is a risk that an actual or perceived health risk associated with mobile telecommunications equipment could lead to litigation, adversely affect the Company through a reduction in the number of subscribers or the growth rate of mobile telecommunications services or reduced usage per subscriber, or hinder the company's placement of new mobile telecommunications equipment.

Year 2000

Until recently the majority of computer software worldwide was programmed to process transactions using only two digits to identify a year (eg, "98" for 1998) rather than four digits. As a result computer systems which process dates in the year 2000 and beyond may encounter significant processing inaccuracies and may not operate. Almost all of the services which Telecom offers its customers are based on technology-driven systems, including the exchanges and other components in Telecom's fixed-wire, cellular, data, and paging networks. This issue also affects many of Telecom's traditional information technology applications. In addition, Telecom's customers and suppliers are subject to the same risks and, if they are so affected, such event could, in turn, adversely affect Telecom.

The operating cost of making the modifications necessary to maintain existing functionality into the year 2000 and beyond is estimated at NZ$87 million. The Company will also make capital expenditures in connection with this issue estimated at approximately NZ$20 million. Telecom established a reserve to account for Year 2000 costs as at 31 March 1997. Costs of approximately NZ$70 million incurred to 30 June 1999, have so far been charged to this provision. To 30 June 1999 Telecom has incurred NZ$13 million of capital expenditure in connection with the Year 2000 issue.

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

See also "MD&A-Other Matters-Year 2000 Costs"

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

Telecom expects competition to continue to intensify, with the prospect of existing participants extending their activities as well as additional competitors entering the market. Further declines in prices for many products and services can be expected.

Competition exists in each of the markets in which Telecom operates. Certain of Telecom's competitors are large multi-national corporations, or affiliates thereof, with substantial resources, including Telstra, BT and Vodafone.

The Company is required to make publicly available certain pricing information that may place it at a competitive disadvantage in the market. See "-Regulatory Framework-The New Zealand Regulatory Environment-Telecommunications (Disclosure) Regulations 1990." There can be no assurance that the competitive environment will not have a material adverse effect on Telecom's business, financial condition or results of operations.

Local Service

Competition in local call services has, until recently, been limited to the business market. This has changed in the last 12-18 months as Saturn Communications has rolled out its network in the Wellington region, offering services to both residential and business customers. The roll-out of an HFC network by Superway in North Auckland may provide opportunities for other players to resell services.

Clear is offering local call services to business customers in central business districts of the main centres and Telecom expects Clear to continue to expand the rollout of this service. In addition, Clear has stated it might offer local call services to some residential customers. The interconnection agreements signed with several other carriers also allow each of them to provide local service. See "-Interconnection".

Telstra has indicated that it plans to build a network in Auckland's central business district. This would allow it to service a number of trans-Tasman companies whose telecommunications decisions are being increasingly influenced from Australia. Most of these companies already have a relationship with Telstra Corporation in Australia.

In February 1998, both Formus Communications and Clear acquired spectrum in the New Zealand LMDS auctions. Formus has indicated that it now plans to sell its spectrum and withdraw from the New Zealand market, following its failure to secure any LMDS spectrum in Australia. This will provide opportunities for other operators to purchase the spectrum and offer wireless access services.

As detailed in "-Interconnection," Telecom has signed local number portability agreements with several other carriers which allow customers to retain a telephone number when changing carriers.

Numbering

Telecom has also entered into a Number Administration Deed with several other carriers which provides for a mechanism for the centralised and independent administration of the parties' telecommunication number resources and for the provision of number portability. It includes a provision for an independent assessment of the costs and benefits of a long term number portability solution, and a commitment by the parties to implement and pay for that solution if the assessment is that the benefits outweigh the costs. The Number Administration Deed has been the subject of an authorisation from the Commerce Commission. Telecom has entered into an agreement with other carriers establishing an unincorporated joint venture for introducing toll free number portability, and a system for the allocation of toll free numbers. The effect, if any, of number portability upon Telecom's revenues cannot be measured at this time.

National Calls

Competition in the national call markets commenced in 1991 with the signing of the first interconnection agreement between Telecom and Clear. See "- Interconnection." Vigorous competition between Telecom and Clear in this market was further fuelled by the launch of Telstra NZ's national tolls offering in 1996, followed in 1997 by offerings from Global One, Worldxchange and other carriers. Most of these operators depend upon a network of resellers for distribution, targeting business and consumer markets. There has been some consolidation in this market in the last 12 months: resellers have been acquired by other operators; customer bases have been sold as operators re-focus; and new, non-traditional distribution channels have been established. Internet Service Providers, Ihug and Voyager, are also now offering calling services. Intensive price competition is expected to continue.

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

Mobile Services

BellSouth, through BellSouth NZ, commenced operating a competing mobile cellular
network in 1993.   In May 1993, the New Zealand Government sold spectrum
management rights in the GSM-B band to Telstra NZ. In December 1997 Telstra NZ announced an agreement with BellSouth NZ involving the transfer of Telstra NZ's rights in the GSM-B band to BellSouth NZ and allowing Telstra NZ to offer mobile services using the BellSouth NZ network but providing its own phones and customer service. Telstra NZ launched its service in May 1998.

In August 1998 Vodafone Europe Holdings BU (a subsidiary of Vodafone AirTouch) purchased BellSouth NZ for approximately NZ$750 million. Since taking over from BellSouth, Vodafone has grown its customer base predominantly through the take-up of prepaid services and also through the increased number of distribution channels. This has been supported by a strong branding campaign and the signing
of significant sports sponsorships.    In the fourth quarter of fiscal 1998,
Telecom announced reductions in cellular rates which were, in part, a response to competitive pressures.

Vodafone Australia recently announced that it will pay NZ$1.55 billion to Vodafone Europe Holdings, a wholly owned subsidiary of Vodafone AirTouch, for Vodafone's New Zealand operation and for 49 percent of its Fiji operation. Vodafone Australia is expected to make an initial public offering of stock early next year.

The New Zealand Government has announced that it intends to auction spectrum in the 2 GHz range which can be used to provide a range of second and third generation cellular services. This auction was originally scheduled to commence in March 1999, but was postponed in order to allow time for the government to consider Maori interests with respect to the 2 GHz band, and the radio spectrum more generally. A revised commencement date has not yet been announced. The Company has not yet determined whether it will participate in the rescheduled auction. If it decides to participate, there can be no assurance that Telecom will be successful or, if successful, that Telecom could obtain New Zealand Commerce Commission (the "Commerce Commission") approval for an acquisition of spectrum. The Commerce Commission has indicated that Telecom's acquisition of additional spectrum within the 2 GHz band may raise dominance issues. Telecom disputes this position and is engaged in ongoing discussions with the Commerce Commission. See "-Regulatory Framework-Radiocommunications Act 1989."

Customer Premises Equipment

The CPE market is competitive with a wide range of products available from numerous competitors. See "-Products and Services-Other Operating Revenue-Equipment Revenue" for a description of Telecom's role in the CPE market.

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

See also MD&A-"Competitive Framework".

Regulatory Framework

The New Zealand Regulatory Environment

Unlike telecommunications companies in most other countries, Telecom operates in a comparatively deregulated environment - although there can be no assurance that the New Zealand Government will not introduce laws to further regulate the telecommunications industry in the future. Telecom has entered into a Number Administration Deed (dated 15 December 1998) with several other carriers, which was authorised by the Commerce Commission in May 1999. See "-Competition-Numbering".

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

The Commerce Act gives the High Court of New Zealand (the "High Court") the power to grant injunctions to restrain conduct and to award damages and impose pecuniary penalties of up to NZ$5 million against a company in respect of each breach. A bill currently before the New Zealand Parliament would increase this to NZ$10 million (see below). The Commerce Act also gives the Government power to introduce price controls for goods or services supplied or acquired in a market where competition is limited or likely to be lessened.

The New Zealand Government is reviewing aspects of the Commerce Act. Proposed changes include increasing penalties, extending the limitation period in which actions under the Commerce Act may be taken, expanding the deemed offences provision and lowering certain thresholds.

The Commerce Commission, as the government agency responsible for policing the Commerce Act, investigates complaints about alleged breaches of the Commerce Act. Private persons can also bring actions under the Commerce Act.

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

Telecommunications Act 1987. The Telecommunications Act 1987 (the "Telecommunications Act") removed Telecom's statutory monopoly on the provision of network services as from 1 April 1989. By removing entry restrictions it facilitated effective competition in the supply of telecommunications goods and services.

The Telecommunications Act allows the establishment and maintenance of telecommunications networks by any person. It also confers upon network operators statutory rights of entry upon any land (including land owned by the Government) for the purpose of gaining access to existing lines constructed before 1 April 1989 and existing works constructed before 1 January 1988 owned by the network operator. Telecom is a network operator.

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

The government has indicated that it intends to repeal these regulations.

Telecommunications (Disclosure) Regulations 1990. The Telecommunications (Disclosure) Regulations 1990 (the "Disclosure Regulations") are intended to support the regulatory regime under the Commerce Act by making certain information about Telecom's activities available to the public.

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

 .     where Telecom provides discounts of 10% or more on prescribed services, the discount allowed, any relevant variation to the standard terms and conditions and the principles applied in determining whether to give the discount;

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

The Company Secretary of the Company is required to make statutory declarations that the Disclosure Regulations have been complied with, based on his reasonable enquiry.

The Government announced in August 1999 that it intended to make a number of changes to the Disclosure Regulations. As part of these changes Telecom will be required to publish separate financial statements for its `local loop' and `other telecommunications services' businesses. Telecom will also be required to calculate and disclose the net economic cost of complying with the Kiwi Share obligations. See "-Kiwi Share".

Radiocommunications Act 1989. Until 1989, all radio frequencies were allocated by the New Zealand Government, which issued radio apparatus licences to users in respect of transmitters or particular groups of transmitters. The Radiocommunications Act 1989 instituted a new regime for the management of the radio frequency spectrum, whereby the government decides to bring particular frequency bands within the new regime and creates tradable management rights and spectrum licences in those frequency bands. Until such time as a frequency band is brought within the new regime, the old system of radio apparatus licences remains in force.

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

The New Zealand Government has indicated that it intends to bring a number of the frequencies to which these radio apparatus licences relate within the new regime during the period 1999-2005. The Radiocommunications Act provides that where the new regime is applied to a frequency band in which a party holds radio apparatus licences, that party has a right to obtain five year spectrum licences which protect its existing rights, but only in respect of radio apparatus licences that were first granted before 1 July 1989. Approximately 50% of the Telecom transmitters covered by radio apparatus licences are covered by licences first granted before 1 July 1989.

The New Zealand Government has announced that it intends to auction the 2 GHz frequency band. The auction was initially scheduled for the second half of 1998 but is now unlikely to occur before March 2000. Part of this band has been allocated internationally for "third generation" mobile applications. Approximately 30% of the radio apparatus licences Telecom holds within this band were first granted before 1 July 1989. If Telecom wishes to obtain replacement licences for the balance of its existing operations, or for additional uses, it will need to do so at its own cost.

The acquisition of management rights and spectrum licences may require Commerce Commission approval if it is likely to result in the person making the acquisition or any other person acquiring or strengthening a dominant position in a market. See "- Competition - Mobile Services" and "- Commerce Act 1986."

The Radiocommunications Amendment Bill, which will amend the Radiocommunications Act 1989, includes provisions allowing regulations to be made requiring compliance with international electromagnetic interference standards, strengthens provisions to prevent disruption caused by lawful interference (through the introduction of an arbitration process), and allows for new management rights to be created and allocated in advance of the expiry of existing rights. While the bill has been reported back from the Commerce Select Committee for some time it is unlikely that it will be passed into law until sometime in 2000 at the earliest.

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

United States Regulation

Telecom is subject to all rules, policies, and duties of the United States Federal Communication Commission ("FCC") applicable to U.S. international common carriers. The FCC regulates Telecom as a "dominant" carrier on the U.S. - New Zealand route, and as a non-dominant carrier on all other international routes. As a dominant carrier on the U.S. - New Zealand route, Telecom is required to operate on a structurally separate basis from its U.S. affiliate. The US Telecommunications Act of 1996 also places certain duties on all telecommunications carriers, to which Telecom is subject with respect to services it provides in the United States.

In December 1996 the FCC granted Telecom authority under Section 214 of the Communications Act of 1934 to operate as a United States international facilities-based carrier and to acquire capacity in United States international facilities in order to provide telecommunications services between the United States and New Zealand and points beyond.

Other laws of the United States, such as the Trading with the Enemy Act of 1917, the US Telecommunications Act of 1996 and the Foreign Corrupt Practices Act of 1977 may restrict certain activities of Telecom by virtue of Bell Atlantic's ownership interest in the Company and the fact that the ADSs are traded on the New York Stock Exchange.


Employees

Telecom's workforce has changed significantly over the last decade. This goes much further than simple reductions in workforce numbers. The changes reflect both the changing nature of the New Zealand labour market and the changing business environment and in particular the increasing competition in the telecommunications industry. Today Telecom's workforce is characterised by the following principal features:

 .  a changing mix of permanent/part-time/temporary/casual/contractors;

 .  outsourcing has replaced direct hire in a number of areas;

 . average tenure has declined significantly (today the median length of service is four years);

 .  most Telecom staff are now employed on individual employment contracts;

 . a significant proportion of Telecom staff (approximately 40%) have a variable component in their remuneration linked to business objectives.

Two of the key drivers of the changes to Telecom's employment arrangements are the need for flexibility and the need to increase the ratio of variable costs to fixed costs. The former reflects the need to respond rapidly and easily to changing and variable business requirements, and the latter reflects the need to effectively manage costs.

As Telecom has progressively moved away from collectively negotiated employment arrangements over the last six years managers have been able to select from a variety of employment arrangements to meet their people resourcing requirements. This has enabled managers to adopt employment arrangements that meet their business requirements and the needs of individuals.

Item 2 - Description Of Property

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


Item 3 - Legal Proceedings

In proceedings commenced in November 1996, Clear alleges breaches of the Commerce Act in relation to Telecom's bundling practices, as well as claiming the existence of arrangements between Telecom and Bell Atlantic and Ameritech that breach the Commerce Act. Unspecified damages are sought in these proceedings.

In April 1997, Telecom issued proceedings against Clear for withholding certain payments for services supplied under Clear's 1996 interconnection agreement with Telecom. Telecom seeks a declaration that the outstanding amounts are payable and an injunction requiring Clear to pay for services provided under the interconnection agreement. Clear's defence and counterclaim allege that both its 1991 and 1996 interconnection agreements are invalid and unenforceable because the interconnection terms (including charges payable by Clear) have an anti-competitive purpose and effect in breach of the Commerce Act, as does Telecom's retail pricing. Clear seeks unspecified damages and other relief under the Commerce Act. Clear's counterclaim also includes a claim against Telecom for unspecified damages based on breach of "undertakings" allegedly given by Telecom in the late 1980's regarding the provision of interconnection, and incorporates other allegations previously raised in separate proceedings.

In May 1999, Telstra NZ Limited ("Telstra NZ") commenced proceedings against Telecom alleging that Telecom's cessation of certain carrier rebilling arrangements with Telstra NZ breaches the Commerce Act. Telstra NZ seeks injunctive relief together with unspecified damages.

In June 1999, a claim was filed against Telecom in the Employment Court by nine representatives and six individuals plaintiffs a total of 78 plaintiffs. The plaintiffs allege breach of various express and implied terms of their collective employment contracts, in respect of the provision of a safe working environment. The claim is not fully quantified.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations. In particular, the Clear proceedings could, if resolved against Telecom, affect the manner in which Telecom conducts its business.


All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.


Item 4 - Control of Registrant

The following table sets forth the ownership of the Ordinary Shares at 17 September 1999 by (i) any person known by the Company to own more than 10% of the Ordinary Shares, and (ii) the Company's directors and executive officers as a group:

- ---------------------------------------------------------------------------------------------------------
Owner                                                                Number Owned              % of Class
Bell Atlantic NZ                                                      437,080,670                  24.95%
Directors & Executive Officers as a Group                               1,765,414                       *
- ---------------------------------------------------------------------------------------------------------

* Directors and executive officers as a group beneficially own less than 1% of the outstanding Shares.

In February 1998, Bell Atlantic issued a series of exchangeable notes (the "Exchangeable Notes"), which are exchangeable, commencing in September 1999, under certain circumstances, into Telecom Shares. Bell Atlantic was required by the terms of the Indenture governing the Exchangeable Notes to cease to be an affiliate of Telecom for U.S. securities law purposes prior to 1 September 1999. As a result the Directors nominated by Bell Atlantic resigned from the Telecom Board in May 1999. Bell Atlantic has also undertaken to vote its shareholding in the Company at shareholders meetings for and against resolutions proposed at such meetings in the same proportion as other shareholders cast votes for and against such resolutions.


Item 5 - Nature of Trading Market

The principal listing of the Shares is on the New Zealand Stock Exchange. The Shares are also listed on the Australian Stock Exchange. American Depositary Shares ("ADSs"), each representing 8 Shares evidenced by American Depositary Receipts ("ADRs"), have been issued by the Bank of New York as Depositary, and are listed on the New York Stock Exchange. Prior to a Share cancellation in March 1994, each ADS represented 20 Shares. After the Share cancellation each ADS represented 16 Shares. With effect from 1 April 1997 the ratio of Shares to ADS's was halved from 16 shares per ADS to 8.

Bell Atlantic has issued Exchangeable Notes, which are exchangeable, commencing in September 1999, under certain circumstances, into 24.95% of Telecom's Shares. There can be no assurance that the delivery of the underlying Shares upon any future exchange of the Exchangeable Notes or the anticipation of such an exchange will not have an adverse effect on the market price of the Shares, or the ADSs.

The following table sets forth, for the periods indicated, the highest and lowest closing sale prices for the Ordinary Shares as derived from the Daily Official List of the New Zealand Stock Exchange, and the highest and lowest sale prices of the ADSs quoted on the New York Stock Exchange:

- -------------------------------------------------------------------------------------------------------
Period                                              NZ$ per Share                    US$ per ADS
                                                High             Low             High             Low
1 April - 30 June 1997                          7.50             6.43            40  3/4        35  5/8
1 July - 30 September 1997                      8.25             7.04            42  1/2        37  3/4
1 October - 31 December 1997                    8.95             6.92            44  3/8        36  1/4
1 January - 31 March 1998                       9.05             7.55            41             35  1/8
1 April - 30 June 1998                          8.91             7.77            39  3/4        31  1/8
1 July - 30 September 1998                      8.76             7.27            35  7/8        29
1 October - 31 December 1998                    8.60             7.32            36 5/16        29 7/16
1 January - 31 March 1999                       9.80             8.47            42 1/16        36
- -------------------------------------------------------------------------------------------------------

At 31 March 1999, 1,752,801,986 Shares were outstanding. At the same date, and included within the number of Shares outstanding, 8,790,592 ADSs (equivalent to 70,324,736 Shares based on the ratio of 8 Shares to 1 ADS) were held by 827 record holders of ADSs.


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

The Constitution provides that no person may have a relevant interest in 10% or more of the Company's voting shares without the prior written approvals of the Board and the holder of the Kiwi Share. No person who is not a New Zealand national (as defined in the Constitution) may have a relevant interest in more than 49.9% of the Company's voting shares without the prior written approval of the holder of the Kiwi Share. The term "relevant interest" is broadly defined to include beneficial ownership, the power to vote or control the vote of voting shares, the power to acquire or dispose of or control the acquisition or disposition of voting shares, and an interest pursuant to any agreement or arrangement under which any of the foregoing rights arise, whether express, implied, direct, indirect, actual, contingent, present, future, shared with others, legally enforceable or not, which is held directly or by a related body corporate. The term excludes certain limited interests arising from particular financial, custodial, trading and similar relationships. If the Board (or the holder of the Kiwi Share after consultation with the Board) determines that there are reasonable grounds for believing that a person has a relevant interest in voting shares in excess of the above limitations, the Board (or the holder of the Kiwi Share if the Board fails to act in a manner that remedies the determination) may, after following certain procedures, prohibit the exercise of voting rights (in which case voting rights vest in the chairperson) and may force the sale of Shares. The Board may also decline to register a transfer of Shares if it reasonably believes that the transfer would breach the above restrictions. Bell Atlantic and the Depositary have each received consents from the New Zealand Minister of Finance (as the holder of the Kiwi Share) and the Board to acquire and hold the relevant interests in the Shares they hold. Each holder of ADRs is also subject to the provisions of the Constitution restricting ownership of Shares. The Board and/or the holder of the Kiwi Share may enforce these provisions of the Constitution against the Depositary or the Custodian as holders of Shares.

Under New Zealand law, persons who hold a relevant interest in 5% or more of the voting securities of the Company (including persons who hold such an interest through the holding of ADRs) are required to notify and report certain subsequent changes in their interest in writing to the Company and the NZSE.

Limitations on Voting

The Listing Rules of the NZSE prohibit a shareholder from voting in favour of resolutions that ratify certain issues and buy backs of Shares to, or approve a non pro rata issue of Shares to, certain transactions with or benefiting, or the provision of certain benefits to, the shareholder or an associated person of the shareholder. They also prohibit shareholders who are directors or associated persons of the Company or its directors from voting in favour of resolutions in certain circumstances where they may receive greater benefit from the resolution than other shareholders.

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

The provisions referred to under the headings "Limitations on Shareholdings" and "Limitations on Voting" apply to an ADR holder because of the nature of the holder's interest in the underlying Shares. Accordingly, if any such holder is in breach of any such provisions the Shares to which such holder's ADRs relate may be disenfranchised or compulsorily sold.

Further Restrictions Relating to ADRs

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

If the Depositary, the Custodian or their nominee receives a notice from the Board or the holder of the Kiwi Share declaring that any Shares are Affected Shares, the Depositary shall give notice to each beneficial owner identified in such notice of the action to be taken by the Depositary. With respect to any Affected Shares where a beneficial owner is specified, the Depositary must deny the voting instruction rights attaching to any ADR representing Affected Shares to the extent the Depositary, the Custodian, or their nominee is denied voting rights. If such notice does not state the number of Shares to which it relates, then the total number of Shares represented by ADRs held by the beneficial owner shall be deemed to be Affected Shares. In the event of a beneficial owner receiving such a notice, the beneficial owner must immediately take such steps as may be required to become the registered holder of the ADRs representing the Affected Shares on the books of the Depositary. If such notice does not identify a specific beneficial owner, then the Depositary shall give notice to all holders of ADRs and deny the voting instruction rights attaching to Affected Shares pro rata among the holders based upon the number of ADSs held by them. The Constitution requires that the holder of the Kiwi Share consult with the Board prior to determining that Shares are Affected Shares and, therefore, prior to sending any notice that does not identify a specific beneficial owner. The Company has agreed in the Deposit Agreement to take all reasonable steps to identify the specific beneficial owner of Affected Shares.

Under the Constitution, the Board and the holder of the Kiwi Share may sell Affected Shares for the account of the registered owner. If any Affected Shares represented by ADRs are sold, the ADRs shall thereafter represent only the right to receive any cash received by the Depositary in respect thereof, less the fees of the Depositary for cancellation of the ADR evidencing Affected Shares and any expenses incurred or paid by the Depositary in distributing such cash and unsold Shares or other property, if any, to the beneficial owner of the ADR. The Depositary will give notice to the beneficial owner of an ADR of any sale effected forthwith upon receiving such notice from the Board or the holder of the Kiwi Share. Upon receiving such notice, such owner must surrender the ADR for cancellation and, if applicable, issuance of a new ADR.

The Board will not, and will use its reasonable efforts to obtain the consent of the holder of the Kiwi Share not to, sell any Affected Shares without delivering to the Depositary a notice specifying the number of Affected Shares and the identity of the beneficial owner of the ADRs representing Affected Shares. In the event that such notice is not given to the Depositary, the Depositary will immediately (i) notify all owners of ADRs on and after the date of such sale of Affected Shares that their ADRs represent their pro rata share of the remaining deposited Shares, and (ii) upon receipt of the cash proceeds of any such sale of Affected Shares, distribute such cash proceeds pro rata to all owners of ADRs in accordance with the terms of the Deposit Agreement. Thereafter, upon the surrender of any ADR the Depositary will, subject to the terms of the Deposit Agreement, deliver only the owner's pro rata share of the remaining deposited Ordinary Shares.

Each ADR owner must take every reasonable step in accordance with any notice given regarding any Affected Shares. Except to the extent provided in the Constitution, the Board and the holder of the Kiwi Share are under no obligation to give, modify or withdraw any such notice. Any resolution or determination of, or decision or exercise of any discretion or power by, the Company, the Board, the holder of the Kiwi Share or the Depositary under or pursuant to the Constitution, or the Deposit Agreement shall be final, conclusive and binding on any ADR owner or other person affected thereby and shall not be subject to challenge. Neither the Company, the Board, the owner of the Kiwi Share, the Depositary, the Custodian nor any registrar shall be liable to any person who fails to act in accordance with such provisions or who is affected by any decision or exercise of any discretion or power by the Company, the Board, the holder of the Kiwi Share, the Depositary, the Custodian, or any registrar.


Item 7 - Taxation

The following summary is based on tax laws of the United States and New Zealand in effect on the date of this Report, and is subject to changes in United States or New Zealand law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than the United States or New Zealand.

This summary does not describe United States federal estate and gift tax considerations, nor state and local tax considerations within the United States, and is not a comprehensive description of all United States federal or New Zealand tax considerations that may be relevant to a decision to purchase, sell or hold ADSs or Shares. Furthermore, this summary does not address United States federal income tax or New Zealand income tax considerations relevant to holders of ADSs or Shares who are subject to taxing jurisdictions other than or in addition to the United States and New Zealand, and does not address all possible categories of United States holders, some of which (such as tax-exempt entities, insurance companies, securities dealers, holders who hold ADSs or Shares as part of a hedging, straddle or conversion transaction, holders of 10% or more of the total combined voting power of the Shares of the Company) may be subject to special rules.

This summary contains a description of the principal United States federal and New Zealand tax consequences of the purchase, ownership and disposition of ADSs or Shares by a "United States holder" only (as separately defined in "-United States Taxation" and "-New Zealand Taxation" below).

United States Taxation

As used in this section "-United States Taxation," the term "United States holder" means a beneficial owner of ADSs or Shares that is (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust. This discussion assumes that United States holders hold ADSs or Shares as capital assets.

For United States federal income tax purposes, holders of ADSs will be treated as owners of the underlying Shares represented by the ADSs.

Dividends

For United States federal income tax purposes, the gross amount of all dividends paid (without reduction for New Zealand withholding tax) with respect to ADSs or Shares (including dividend amounts applied to the Final Instalment) out of current or accumulated earnings and profits as determined under United States federal income tax principles ("E&P") to a United States holder will be treated as foreign source ordinary income to such holder. See "-New Zealand Taxation - Dividends." United States corporations that hold ADSs or Shares will not be entitled to the dividends received deduction generally available for dividends received from United States corporations (and certain non-United States corporations). To the extent a distribution exceeds E&P, it will be treated first as a return of the holder's basis to the extent thereof, and then as gain from the sale of a capital asset.

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

The withholding tax imposed by New Zealand is a creditable foreign tax for United States federal income tax purposes in an amount generally equal to the U.S. dollar equivalent of the withholding tax paid (i) for cash basis taxpayers, at the conversion rate in effect on the day the withholding tax is paid, or (ii) for accrual-basis taxpayers, at the average exchange rate for the taxable year to which the withholding tax relates. Therefore, the holder will be entitled to treat the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid) if the holder does not elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended (the "Code").

The Code imposes a number of limitations on the use of foreign tax credits. In general, foreign tax credits are limited to the same proportion of the United States tax against which such credit is taken which the taxpayer's net taxable income from the sources outside of the United States ("foreign source income") bears to the taxpayer's entire net taxable income for the taxable year. For this purpose, the taxpayer's interest expenses and certain other expenses are allocated between foreign source and domestic source income based on the tax basis (or value) of the taxpayers foreign assets as compared to the tax basis (or value) of the taxpayer's total assets. The ADSs or Shares will be foreign assets for purposes of allocating interest. Thus, United States holders of ADSs or Shares will allocate more of their total interest expenses to foreign source income than would be the case if they held United States assets instead of the ADSs or Shares. In certain circumstances, this could reduce the United States holder's ability to utilise foreign tax credits. Other limitations on the use of foreign tax credits include the facts that the foreign tax credit limitation described above must be computed separately for specific classes of income, and that foreign tax credits may not reduce alternative minimum tax by more than 90% of what it would be without foreign tax credits.

Capital Gains and Losses

Gain or loss recognised by a United States holder on the sale or other disposition of ADSs or Shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the holder's basis in the ADSs or Shares and the amount realised upon their disposition. Capital losses are generally deductible only against capital gains and not against ordinary income. The capital gain or loss will be long term or short term depending on whether the holder has held the ADSs or Shares for (i) more than one year (which is subject to a maximum rate of 20% for certain non-corporate taxpayers), (ii) not more than one year (which is subject to a maximum rate of 39.6% for certain non-corporate taxpayers, respectively).

Capital gain recognised by a United States holder on the sale or other disposition of ADSs or Shares will be United States source gain. Therefore, such gain will not increase the holder's limitation on use of foreign tax credits. The source of a loss attributable to the sale of ADSs or Shares is a subject of debate at the present time. Under current regulations, the United States Internal Revenue Service (the "IRS") will likely take the position that any such loss is to be allocated to the same category of income as the dividends received from the Company. This would generally reduce the holder's ability to use foreign tax credits. Under the Code, the IRS has authority to change or confirm the treatment of losses by regulation. Regulations have been proposed that would continue the current treatment (i.e., presumably allocating such loss to the same category of income as the dividends received from the Company) for United States holders. Therefore, investors are encouraged to consult their tax advisors regarding the proper treatment of such losses.

Exchanges, deposits and withdrawals of Shares for ADSs or ADSs for Shares by a United States holder will not result in recognition of gain or loss for United States federal income tax purposes.

New Zealand Taxation

As used in this section "-New Zealand Taxation," the term "United States holder" means a beneficial owner of ADSs or Shares that (i) is resident in the United States for tax purposes and is accepted as such by the New Zealand Taxing authorities, (ii) is not also resident in New Zealand for New Zealand tax purposes and (iii) does not hold ADSs or Shares in connection with any permanent establishment or fixed base in New Zealand.

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

Capital Gains

Under the tax treaty between New Zealand and the United States, a United States holder who does not have, and has not had, a permanent establishment or fixed base in New Zealand will not be subject to New Zealand tax on any gain on a sale of ADSs or Shares. However, the tax treaty does not prevent New Zealand from taxing profits on sales of ADSs or Shares held by a United States person where the profits or gains are attributable to a permanent establishment or fixed base available or previously available to such person in New Zealand. Although New Zealand does not have a capital gains tax as such, certain profits on Share sales are taxed under New Zealand income tax rules (for example, where Shares are acquired for the dominant purpose of resale, or by a securities dealer).

Other Tax Matters

No stamp duty is payable in New Zealand on transfers of the Shares and no notice of such transfers need be given by a shareholder to New Zealand fiscal authorities. GST does not apply to Share issues or transfers.

New Zealand gift duty will apply in respect of any gift by a United States holder of ADSs or Shares where that gift and any other gift by the United States holder of property situated in New Zealand within 12 months before or after that first mentioned gift exceed in aggregate value NZ$27,000. For this purpose, ADSs and Shares are treated as property situated in New Zealand. Certain limited exemptions and reliefs exist. Gift duty applies at 5% on the excess amount of gifts over NZ$27,000 and rises on a graduated scale to a maximum rate of 25% on the excess amount of gifts over NZ$72,000.

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

Continuity Of Ownership Requirement

The Company must satisfy continuity of ownership requirements to retain its imputation credits. To this end, it must maintain at least 66% of its ownership on a continuous basis from the date it derives imputation credits (i.e., pays a tax instalment) to the date it attaches the imputation credits to dividends (i.e., the date of the payment of the dividend). Accordingly, imputation credits in the Company's imputation credit account will be lost upon the occurrence of a more than 34% change in its ownership at any time between the derivation of those credits and the attaching of those credits to dividends.

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

Other Credits

The Company may from time to time have other tax credits that it is able to attach to dividends. Considerations similar to those applying to imputation credits will arise. However, in the context of a "conduit tax relief credit" the continuity of ownership requirement focuses on changes in the relative level of New Zealand resident and non-New Zealand resident shareholders in the Company.

     Item 8 - Selected Financial Data

     The selected consolidated financial data set forth below has been derived from the Company's audited Consolidated Financial Statements for each of the years in the five year period ended 31 March 1999 which have been reported on by PricewaterhouseCoopers (formally Coopers & Lybrand which merged with Price Waterhouse in July 1998), independent chartered accountants, subject to certain reclassifications of data from prior years to conform to current year classifications. The data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and accompanying Notes which are incorporated herein by reference from the Annual Report and previously published Consolidated Financial Statements.

                                                                                 Years Ended 31 March
                                                            --------------------------------------------------------------
                                                               1995       1996       1997       1998      1999      1999
                                                                NZ$        NZ$        NZ$       NZ$       NZ$        US$
                                                            --------------------------------------------------------------
                                                             (Dollars in millions, except per Share and per ADS amounts)
Statement of Financial Performance Data
Amounts in accordance with New Zealand GAAP:
Operating revenues
  Local service                                                 878        937        959      1,025     1,059       565
  Calling                                                     1,075      1,144      1,176      1,253     1,166       623
  Interconnection (a)                                             -          -         66         71        86        46
  Cellular and other mobile services                            229        313        316        424       480       256
  Data                                                          190        217        256        295       336       179
  Other operating revenues                                      312        298        310        330       307       164
  Abnormal revenue (b)                                            -          -          -          -        16         9
  Total operating revenues                                    2,684      2,909      3,083      3,398     3,450     1,842
Operating expenses
  Net personnel costs                                           299        318        347        383       358       191
  Depreciation                                                  490        494        544        564       553       295
  Cost of sales                                                 373        394        405        515       575       307
  Maintenance                                                   163        151        201        171       166        89
  Other operating expenses                                      322        337        355        388       383       205
  Abnormal expenses (c)                                           -          -        152         37        15         8
  Total operating expenses                                    1,647      1,694      2,004      2,058     2,050     1,095
Surplus from continuing operations                            1,037      1,215      1,079      1,340     1,400       747
Net interest expense                                            104         92         99        127       110        59
Surplus from continuing operations before income tax            933      1,123        980      1,213     1,290       688
Income tax expense                                              308        377        311        397       411       219
Surplus from continuing operations after income tax             625        746        669        816       879       469
Gain/(loss) from discontinued operations (d)                     (4)       (30)       (87)        30         -         -
Capital note distribution costs after income tax                  -          -          -         26        55        29
Net earnings attributable to shareholders (e)                   620        717        581        820       822       439
Earnings per Share from continuing operations (f)             0.331      0.395      0.355      0.443     0.469     0.251
Earnings per ADS from continuing operations (f)                2.65       3.16       2.84       3.54      3.75      2.01
Dividends per Share (g)                                       0.300      0.350      0.390      0.430     0.460     0.246
Amounts in accordance with US GAAP (h):
Net surplus from continuing operations (e)                      618        745        762        733       768       410
Net earnings attributable to shareholders (e)                   614        715        675        763       768       410
Basic earnings per Share from continuing operations (f)       0.327      0.394      0.404      0.410     0.438     0.234
Basic earnings per ADS from continuing operations (f)          2.62       3.15       3.23       3.28      3.50      1.87
Diluted earnings per Share from continuing operations (f)     0.327      0.394      0.404      0.410     0.439     0.234
Diluted earnings per ADS from continuing operations (f)        2.62       3.15       3.23       3.28      3.51      1.87

                                                                                     As at 31 March
                                                            --------------------------------------------------------------
                                                              1995        1996      1997       1998      1999      1999
                                                               NZ$         NZ$       NZ$        NZ$       NZ$       US$
                                                            --------------------------------------------------------------
                                                                                  (Dollars in millions)
Statement of Financial Position Data
Amounts in accordance with New Zealand GAAP:
Fixed assets                                                  3,598      3,632      3,763      3,793     3,780     2,019
Total assets                                                  4,493      4,492      4,618      5,165     5,375     2,870
Debt due within one year                                        393        272        524        746     1,130       603
Long term debt                                                1,070      1,288      1,285      1,292     1,112       594
Total liabilities                                             2,403      2,343      2,976      3,155     3,341     1,784
Total capital funds (i)                                       2,090      2,148      1,643      2,010     2,034     1,086
Amount in accordance with US GAAP (h):
Total shareholders' funds (i)                                 2,429      2,356      1,961      1,276     1,325       708

(a) Interconnection revenues for the years ended 31 March 1995 and 1996 are not disclosed separately due to confidentiality agreements, but are instead included in local service, calling and other operating revenues.

(b) The liquidation of Telecom's executive share ownership plan (the "Executive Plan") was completed in March 1999. The Trustee of the Executive Plan disposed of the 1.9 million unallocated shares held on trust and remitted the NZ$16 million net proceeds to Telecom as the residuary beneficiary.

(c) Estimated redundancy costs of NZ$15 million resulting from the decision to outsource operator services to specialist call centre operator SITEL Asia Pacific were provided for in the year ended 31 March 1999.

     The estimated costs associated with the termination of the HFC rollout and the reorganisation of First Media of NZ$37 million were identified and provided for at 31 March 1998.

     The costs associated with a strategic restructuring of Telecom together with a provision for the cost of making all business-critical computer platforms and applications Year 2000 compliant were charged against earnings in the year ended 31 March 1997 as an aggregate abnormal charge amounting to NZ$152 million.

(d) During the year ended 31 March 1997, the operations of Pacific Star Group were classified as discontinued and a formal plan of disposal or wind-down of its businesses was commenced. The comparative figures for the prior years were reclassified accordingly.

     During the year to 31 March 1998 the winding down of the Pacific Star operations progressed satisfactorily resulting in a reduction in the provision for loss on disposal of Pacific Star by NZ$30 million.

(e) After deduction of minority interests and including the Group share of associate companies' profits/losses.

(f) Per share amounts have been calculated based on the weighted average number of Shares outstanding during the periods indicated. Per ADS amounts have been calculated based on a ratio of eight shares per ADS. Diluted earnings per Share and per ADS amounts reflect the dilutive effects of options and capital securities.

(g) Dividends per Share are presented on the basis of the year to which they relate. See "Dividends".

(h) The principal differences between the amounts shown in accordance with NZ GAAP and those shown in accordance with US GAAP arise from the treatment of the capitalisation of interest costs, the recognition of costs incurred in terminating interest rate swaps, accruals for compensated absences, the method of providing for deferred income taxes, the recognition of amounts relating to the executive share ownership plan, the recognition of accruals for restructuring and Year 2000 modification costs and the timing of reflection of dividends in retained earnings.

(i) Capital funds includes both shareholders' funds and other items included in equity under New Zealand GAAP, such as capital securities and minority interests. For US GAAP, such other items are not included in shareholders' funds.

     In February 1997, the Company commenced a share repurchase programme subject to the requirements of the Company's Constitution, the Companies Act 1993 and the New Zealand Stock Exchange. The repurchase programme was completed on 19 December 1997. A total of 138,093,860 shares were repurchased under the programme at a total cost of NZ$1,001 million.

Dividends

The present dividend policy of the Company's Board of Directors, which came into effect in fiscal 1996, is to pay a quarterly dividend in September, December, March and June in respect of each fiscal quarter. Previously the policy was to pay an interim dividend in November and to recommend a final dividend to be paid in August with respect to each fiscal year ended 31 March.

The table below sets forth the dividends paid to shareholders with respect to the 1995 to 1999 fiscal years:

- --------------------------------------------------------------------------------------------------
Year                    NZ$ Per Share                            US$ Per ADS (a)
                  Interim/                                    Interim/
                 Quarterly          Final         Total      Quarterly       Final          Total
- --------------------------------------------------------------------------------------------------
1995                 0.1350         0.1650        0.300          1.345       1.776          3.121
1996             (b) 0.0850             -                    (b) 0.890          -
                 (b) 0.0850             -                    (b) 0.890          -
                     0.0850             -                        0.917          -
                     0.0950             -         0.350          1.034          -           3.731
1997                 0.0950             -                        1.046          -
                     0.0950             -                        1.061          -
                     0.0950             -                        1.045          -
                     0.1050             -         0.390       (c)0.579          -        (c)2.155
1998                 0.1050             -                        0.627          -
                     0.1050             -                        0.492          -
                     0.1050             -                        0.560          -
                  (d)0.0350             -                        0.181          -
                  (d)0.0800             -         0.430          0.330          -           2.190
1999                 0.1150             -                        0.466          -
                     0.1150             -                        0.480          -
                     0.1150             -                        0.490          -
                     0.1150             -         0.460          0.490          -           1.926
- --------------------------------------------------------------------------------------------------

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

The amounts of historical dividends are not necessarily indicative of dividends to be paid in the future. Provided, however, that the Company does not have alternative cash requirements and/or investment opportunities, and, subject to maintaining a net debt to net debt plus equity ratio of between 45% and 50%, Telecom would intend to maintain total dividends for future years at not less than the same total cents per share level of the preceding year (on an equivalent number of shares).

Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations

The information required by this Item is set out in the MD&A and is incorporated herein by reference. See Item 19.

New Developments

In May 1999 Telecom acquired a 9.9% shareholding in AAPT Limited ("AAPT") an Australian telecommunications carrier through its wholly owned subsidiary TCNZ Australia Investments (Pty) Limited ("TNZ Australia"). This shareholding was increased to 19.8% in June 1999. On 15 September 1999 Telecom announced that TNZ Australia intended to make an offer for all of the remaining AAPT shares that TNZ Australia did not already own but with the aim of increasing its shareholding while maintaining AAPT as a major listed Australian telecommunications carrier. The offer price was A$5.10 per share. If all AAPT shareholders accepted this offer the cost to Telecom would be approximately NZ$1.6 billion which would be funded by debt.


Item 9A - Quantitative and Qualitative Disclosures About Market Risk

The information required by this Item is set out in the following sections of the MD&A (page 12 Volume 2 of the Annual Report):

 .  Market Risk;
 .  Interest Rate Risk Management;
 .  Foreign Exchange Risk Management;

and in the following sections of the Notes:

 .  Derivative Financial Instruments - Note 1, page 24 Volume 2 of the Annual
   Report;
 . Financial Instruments and Risk Management- Note 19, pages 40-42 Volume 2 of the Annual Report.

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

As of 17 September 1999, the Directors of the Company (including the Managing Director) were as follows:

Mr G Peter Shirtcliffe - Chairman

Mr Shirtcliffe has been a Director of Telecom since its incorporation in April 1987. He was appointed Chairman in September 1990. Mr Shirtcliffe is Chairman of the Pension Plan Committee. Mr Shirtcliffe is due to retire as Chairman on 30 September 1999. He will stay on the Board as a non-executive director.

Dr Roderick S Deane - Managing Director

Dr Deane was appointed Telecom Managing Director and Chief Executive in November 1992. Dr Deane is a director of Telecom New Zealand Limited and TCNZ Finance Limited. Dr Deane is due to retire as Chief Executive Officer on 30 September 1999 and to take up the position of Chairman of the Board.

Mr John C King - Director

Mr King has been a Telecom Director since September 1990. He is a member of the Human Resources/Compensation Committee and the Pension Plan Committee.

Ms Patricia L Reddy - Director

Ms Reddy has been a Telecom Director since December 1997. She is Chairperson of the Human Resources/Compensation Committee.

Mr Paul Baines - Director

Mr Baines has been a Telecom Director since May 1998. He is Chairman of the Audit Committee.

Mr Michael Tyler - Director

Mr Tyler joined the Telecom Board in June 1999. He is a member of the Audit Committee.

The Directors have no fixed term of office but are subject to the retirement provisions of the Constitution summarised above.

Executive Officers

As at 17 September 1999, the Executive Officers of Telecom (except the Managing Director) were as follows:

Mr Jeffrey White - Chief Financial Officer

Mr White joined Telecom in January 1993 as Chief Financial Officer. Mr White's current term of appointment is due to expire in April 2000. Mr White is a director of Telecom New Zealand Limited. He is also a director of various other Telecom subsidiaries.

Ms Theresa Gattung - Group General Manager Services

Ms Gattung joined the company in August 1994 as General Manager Marketing.   She
was appointed Group General Manager Services as from 1 April 1996. She is due to take up the position of Chief Executive as from 1 October 1999. She has no fixed term of appointment. Ms Gattung is a director of Telecom New Zealand Limited.

Mr Malcolm Gillespie - General Counsel and Company Secretary

Mr Gillespie joined Telecom as General Counsel and Company Secretary in April 1996. He has no fixed term of employment. Mr Gillespie is a director of Telecom New Zealand Limited. He is also a director of other Telecom subsidiaries.

Mr David Bedford - Group General Manager Network

Mr Bedford joined Telecom in January 1993 as General Manager Human Resources. He was appointed to his present position in 1998. He has no fixed term of employment. Mr Bedford is a director of Telecom New Zealand Limited. He is also a director of other Telecom subsidiaries.

Mrs Ariane Burgess - General Manager Communications

Mrs Burgess joined Telecom in June 1988 as Corporate Public Relations Manager. She was appointed General Manager Communications as from 1 April 1996. She has no fixed term of employment.

Ms Karyn Devonshire - General Manager Corporate Strategy and Information
Services

Ms Devonshire joined Telecom in December 1997 as General Manager Information Services. She has no fixed term of employment.

Dr John Bell - General Manager Business Development

Dr Bell joined Telecom in April 1996 as General Manager Business Development. Dr Bell has no fixed term of appointment. Dr Bell is a director of various Telecom subsidiaries.

Mr Chris Rutledge - General Manager Human Resources

Mr Rutledge joined Telecom in May 1993 as Manager Human Resources Development. He was appointed to his present position in February 1997. Mr Rutledge has no fixed term of appointment.


Item 11 - Compensation of Directors and Officers

The aggregate amount of compensation payable by Telecom in respect of the Directors and Executive Officers as a group during fiscal 1999 was NZ$4,317,037. In addition, an aggregate amount of $118,695 was set aside during Fiscal 1999 to provide pension, retirement and similar benefits to the Executive Officers.

The total of the remuneration and value of other benefits received by the Directors of the Company during the year is set out in the "Directors Remuneration" section of the Annual Report, which is incorporated herein by reference. See page 29 Volume 1 of the Annual Report.


Item 12 - Options to Purchase Securities from Registrant or Subsidiaries

The Company has in place an Executive Share Option Plan. See Note 18, "Options", for a description of this plan, which is incorporated herein by reference. In addition to the options referred to in Note 18, 3,999,854 options were granted in the period to 31 August 1999, and 136,081 options with a weighted average exercise price of NZ$8.30 lapsed. As at 31 August 1999, 7,497,374 options are outstanding under this plan.


Item 13 - Interest of Management in Certain Transactions

The information required by this Item is set out in Note 23 and is incorporated herein by reference.

                                    PART II
                                    -------

Item 14 - Description of Securities to be Registered

Not applicable.

                                    PART III
                                    --------

Item 15 - Defaults Upon Senior Securities

None.


Item 16 - Changes In Securities And Changes In Security For Registered
Securities

None.

                                    PART IV
                                    -------

Item 17 - Financial Statements

Not applicable.


Item 18 - Financial Statements

See Item 19 for a list of Financial Statements included as part of this Annual Report on Form 20-F.


Valuation and Qualifying Accounts

The table below shows movements in the allowance for doubtful accounts for the 1998 and 1999 fiscal years:

                                                   Balance at     Additions charged
                                                   beginning        to costs and         Balance at
                                                   of period          expenses          end of period
                     -------------------------------------------------------------------------------------
                       (Dollars in millions)         NZ$                NZ$                 NZ$
                     -------------------------------------------------------------------------------------
31 March 1999                                         20                  2                  22
31 March 1998                                         19                  1                  20

The table below shows movements in the provision for inventory obsolescence for the 1998 and 1999 fiscal years:

                           Balance at   Additions charged      Deductions for
                           beginning        to costs              inventory       Balance at
                           of period      and expenses           written off     end of period
- ---------------------------------------------------------------------------------------------------
(Dollars in millions)         NZ$             NZ$                    NZ$               NZ$
- ----------------------------------------------------------------------------------------------------------------
31 March 1999                   9               2                      -                11
31 March 1998                  12               2                     (5)                9

Change of Balance Date

Effective 1 April 1999, the Company changed its annual balance date from 31 March to 30 June. A transition report covering the period 1 April 1999 to 30 June 1999 will be filed.

Segmental Reporting

During 1997, the Financial Accounting Standards Board issued SFAS 131 ("Disclosures about Segments of an Enterprise and Related Information") which is effective for periods beginning after 15 December 1997. SFAS 131 establishes standards for the way companies must determine and report information about operating segments. Telecom has two reportable segments: Wireline and Wireless. The Wireline segment comprises all basic and value-added voice telephony and data services. These services include the provision and maintenance of basic connections between the customers premises and the public switched network, voice telephony calls originating on fixed lines (Local, National, International and Other Calling), value added services such as call waiting and voice messaging, data transmission services, directory services, dedicated leased lines, Internet services and offering interconnection to other service providers. The Wireless segment includes a full range of wireless based telecommunications services including the provision of, connection to and usage of the cellular and paging networks. Operating segments included within the "all other" category generate revenue by developing software, supplying equipment and providing a network design, build and maintenance service. These other segments do not meet the quantitative thresholds for determining reportable segments.

Telecom's reportable segments are aggregations of similar products and services. This is a basis management uses for making operating decisions and assessing performance. The accounting policies of the segments are the same as those described in the summary of significant accounting policies disclosed in Note 1 of Telecom's annual report.

The network design, build and maintenance segment charges the Wireline and Wireless segments for the provision of services. Other intersegment revenue relates to internal telecommunications services charges. The company generally accounts for intersegment sales of products and services at current market prices.

In each of the last three fiscal years ended 31 March, more than 90% of the Group's total operating revenues, operating earnings and identifiable assets were generated by operations in New Zealand.

The table below summarises reportable segment surplus and segment assets as at and for the years ended 31 March.

                                                                                             Eliminations
                              Wireline             Wireless             All Other            /Adjustments          Consolidated
- ----------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)           NZ$                  NZ$                  NZ$                    NZ$                   NZ$
- ----------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers (before abnormal items)
31 March 1999                  2,881                477                   76                      -                    3,434
31 March 1998                  2,871                423                  104                      -                    3,398
31 March 1997                  2,669                316                   98                      -                    3,083
Intersegment revenue
31 March 1999                      8                 11                  184                   (203)                       -
31 March 1998                      7                  9                  249                   (265)                       -
31 March 1997                      7                  7                  234                   (248)                       -
Depreciation
31 March 1999                    428                 89                   10                     26                      553
31 March 1998                    381                 83                   13                     87                      564
31 March 1997                    370                 71                   12                     91                      544
Segment surplus (before interest, taxation and abnormal items)
31 March 1999                  1,159                202                   16                     22  a                 1,399
31 March 1998                  1,189                200                   23                    (35) a                 1,377
31 March 1997                  1,084                147                   (1)                     1  a                 1,231
Segment fixed assets
31 March 1999                  3,219                518                   32                     11  b                 3,780  c
31 March 1998                  3,192                509                   40                     52  b                 3,793  c
31 March 1997                  3,066                482                   54                    161  b                 3,763  c

(a) Included within this column is the results of the Corporate office (net of a recovery from operating segments) whose activities are only incidental to the activities of Telecom. The Corporate office is not considered an operating segment under SFAS 131.

(b) The adjustment/elimination for segment fixed assets relates primarily to Corporate office fixed assets net of the elimination of internal margins on assets constructed by the network design, build and maintenance service.

(c)  Reconciliation of Segment Assets:

                                                                    As at 31 March
                                               ----------------------------------------------
                                                    1997              1998          1999
- ---------------------------------------------------------------------------------------------
(Dollars in millions)                               NZ$               NZ$            NZ$
- ---------------------------------------------------------------------------------------------
Fixed assets - reportable segments                  3,602            3,741           3,769
Fixed assets - eliminations/adjustments               161               52              11
                                               ----------------------------------------------
Group fixed assets                                  3,763            3,793           3,780
Other assets                                          855            1,372           1,595
                                               ----------------------------------------------
Total group assets                                  4,618            5,165           5,375
                                               ----------------------------------------------

Item 19 - Financial Statements and Exhibits

Financial Statements

1. The following Consolidated Financial Statements are incorporated herein by reference from the Annual Report.

     . Statement of Financial Performance. See page 18 Volume 2 of the Annual Report.

     .  Statement of Financial Position. See page 19 Volume 2 of the Annual
        Report.

     . Statement of Movements in Capital Funds. See page 20 Volume 2 of the Annual Report.

     .  Statement of Cash Flows.  See page 21 Volume 2 of the Annual Report.

     . Notes to the financial statements. See pages 22 to 53 Volume 2 of the Annual Report.

2. The MD&A is incorporated herein by reference from pages 2 to 16 Volume 2 of the Annual Report.

3. The report of PricewaterhouseCoopers Independent Accountants is filed herewith. See F-1.

Exhibits

None.

Report of Independent Accountants

To the Board of Directors and
Shareholders of Telecom Corporation of New Zealand Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of financial performance, movements in capital funds and cash flows present fairly, in all material respects, the financial position of Telecom Corporation of New Zealand Limited and its subsidiaries at March 31, 1999 and 1998, and their results of operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles in New Zealand. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards in New Zealand which have been applied on a basis consistent with generally accepted auditing standards in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. Generally accepted accounting principles in New Zealand vary in certain significant respects from generally accepted accounting principles in the United States. The application of the latter would have affected the determination of consolidated net earnings expressed in New Zealand dollars for each of the three years in the period ended March 31, 1999 and the determination of consolidated shareholders' funds, also expressed in New Zealand dollars, at March 31, 1999 and 1998 to the extent summarized in Note 28 to the consolidated financial statements.


Wellington, New Zealand                           PricewaterhouseCoopers
May 13, 1999                                      Chartered Accountants

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED


By: /s/ Dr Roderick Deane
    --------------------------------
Dr Roderick Deane
Managing Director


Dated:    28 September 1999