Form 20-F
period 1999-06-30
TELECOM CORP OF NEW ZEALAND LTD
filed 1999-09-29
CIK 875809

- --------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
- --------------------------------------------------------------------------------

                                   FORM 20-F

                   TRANSITION REPORT PURSUANT TO SECTION 13
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the period 1 April 1999 - 30 June 1999
                        Commission file number 1-10798

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

Title of each class                    Name of each exchange on which registered
American Depositary Shares ................  New York Stock Exchange
("ADSs", evidenced by American Depositary Receipts ("ADRs"))

Ordinary Shares, no par value .............  New York Stock Exchange*
("Shares")

*Not for trading, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to
 Section 12(g) of the Act.....................................           None
Securities for which there is a reporting obligation pursuant to
 Section 15(d) of the Act.....................................           None

- --------------------------------------------------------------------------------
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares, no par value................................     1,752,801,986
Special rights convertible preference share, no par value....                 1

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

                          Item 17        Item 18 [x]

- --------------------------------------------------------------------------------

                               TABLE OF CONTENTS

Interpretation.........................................................   3


                                     PART I
                                     ------

Item 3  Legal Proceedings..............................................   3

Item 9  Management's Discussion and Analysis of Financial
Condition and Results of Operations....................................   4


                                    PART III
                                    --------

Item 15  Defaults Upon Senior Securities...............................   4

Item 16  Changes in Securities and Changes in Security
for Registered Securities..............................................   4


                                    PART IV
                                    -------

Item 18  Financial Statements..........................................   4

Item 19  Financial Statements and Exhibits.............................   7

Interpretation

Certain information required for this Report is incorporated by reference to Telecom's Financial Statements (the "Financial Statements") for the period 1 April 1999 - 30 June 1999 (the "Transition Period") and Management's Discussion and Analysis of Financial Condition and Results of Operations for the Transition Period (the "MD&A"). The Financial Statements and MD&A are contained in Telecom's Annual Report to Shareholders for the Transition Period (the "Annual Report") filed under cover of Form 6-K dated 6 September 1999. References to "Notes" are references to the Notes to the Financial Statements.

                                    PART I
                                    ------

Item 3 - Legal Proceedings

In proceedings commenced in November 1996, Clear alleges breaches of the Commerce Act in relation to Telecom's bundling practices, as well as claiming the existence of arrangements between Telecom and Bell Atlantic and Ameritech that breach the Commerce Act. Unspecified damages are sought in these proceedings.

In April 1997, Telecom issued proceedings against Clear for withholding certain payments for services supplied under Clear's 1996 interconnection agreement with Telecom. Telecom seeks a declaration that the outstanding amounts are payable and an injunction requiring Clear to pay for services provided under the interconnection agreement. Clear's defence and counterclaim allege that both its 1991 and 1996 interconnection agreements are invalid and unenforceable because the interconnection terms (including charges payable by Clear) have an anti-competitive purpose and effect in breach of the Commerce Act, as does Telecom's retail pricing. Clear seeks unspecified damages and other relief under the Commerce Act. Clear's counterclaim also includes a claim against Telecom for unspecified damages based on breach of "undertakings" allegedly given by Telecom in the late 1980s regarding the provision of interconnection, and incorporates other allegations previously raised in separate proceedings.

In May 1999, Telstra NZ Limited ("Telstra NZ") commenced proceedings against Telecom alleging that Telecom's cessation of certain carrier rebilling arrangements with Telstra NZ breaches the Commerce Act. Telstra NZ seeks injunctive relief together with unspecified damages.

In June 1999, a claim was filed against Telecom in the Employment Court by nine representatives and six individual plaintiffs, a total of 78 plaintiffs. The plaintiffs allege breach of various express and implied terms of their collective employment contracts, in respect of the provision of a safe working environment. The claim is not fully quantified.

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


                                   PART III
                                   --------

Item 15 - Defaults Upon Senior Securities

None.

Item 16 - Changes In Securities And Changes In Security For Registered
Securities

None.

                                    PART IV
                                    -------

Item 18 - Financial Statements

See Item 19 for a list of Financial Statements included as part of this Transition Report on Form 20-F.

Valuation and Qualifying Accounts

The table below shows movements in the allowance for doubtful accounts for the Transition Period and the 1998 and 1999 fiscal years:

                                                        Balance at     Additions charged
                                                         beginning       to costs and       Balance at
                                                         of period         expenses       end of period
                             ---------------------------------------------------------------------------
                               (Dollars in millions)        NZ$               NZ$               NZ$
                             ---------------------------------------------------------------------------
30 June 1999                                                 22                1                23
31 March 1999                                                20                2                22
31 March 1998                                                19                1                20

The table below shows movements in the provision for inventory obsolescence for the Transition Period and the 1998 and 1999 fiscal years:

                              Balance at    Additions charged       Deductions for
                              beginning        to costs               inventory         Balance at
                              of period      and expenses            written off      end of period
- ----------------------------------------------------------------------------------------------------------
(Dollars in millions)            NZ$             NZ$                     NZ$              NZ$
- ----------------------------------------------------------------------------------------------------------
30 June 1999                      11              -                       -               11
31 March 1999                      9              2                       -               11
31 March 1998                     12              2                      (5)               9

Change of Balance Date

Effective 1 April 1999, the Company changed its annual balance date from 31 March to 30 June.

Segmental Reporting

During 1997, the Financial Accounting Standards Board issued SFAS 131 ("Disclosures about Segments of an Enterprise and Related Information") which is effective for periods beginning after 15 December 1997. SFAS 131 establishes standards for the way companies must determine and report information about operating segments. Telecom has two reportable segments: Wireline and Wireless. The Wireline segment comprises all basic and value-added voice telephony, and data services. These services include the provision and maintenance of basic connections between the customers premises and the public switched network, voice telephony calls originating on fixed lines (Local, National, International and Other Calling), value added services such as call waiting and voice messaging, data transmission services, directory services, dedicated leased lines, Internet services and offering interconnection to other service providers. The Wireless segment includes a full range of wireless based telecommunications services including the provision of, connection to, and usage of the cellular and paging networks. Operating segments included within the "all other" category generate revenue by developing software, supplying equipment and providing a network design, build and maintenance service. These other segments do not meet the quantitative thresholds for determining reportable segments.

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

In each of the last three fiscal years ended 31 March, and the three months ended 30 June 1999, more than 90% of the Group's total operating revenues, operating earnings and identifiable assets were generated by operations in New Zealand.

The table below summarises reportable segment surplus and segment assets as at and for the years ended 31 March and three months ended 30 June 1999.

                                                                       Eliminations/
                                 Wireline     Wireless    All Other     Adjustments    Consolidated
- ---------------------------------------------------------------------------------------------------
(Dollars in millions)              NZ$           NZ$        NZ$             NZ$            NZ$
- ---------------------------------------------------------------------------------------------------
Revenues from external customers (before abnormal items)
30 June 1999                          684         130        34              -              848
31 March 1999                       2,881         477        76              -            3,434
31 March 1998                       2,871         423       104              -            3,398
31 March 1997                       2,669         316        98              -            3,083
Intersegment revenue
30 June 1999                            1           1        41            (43)               -
31 March 1999                           8          11       184           (203)               -
31 March 1998                           7           9       249           (265)               -
31 March 1997                           7           7       234           (248)               -
Depreciation
30 June 1999                          106          22         2              6              136
31 March 1999                         428          89        10             26              553
31 March 1998                         381          83        13             87              564
31 March 1997                         370          71        12             91              544
Segment surplus (before interest, taxation and abnormal items)
30 June 1999                          287          50        10              2 a            349
31 March 1999                       1,159         202        16             22 a          1,399
31 March 1998                       1,189         200        23            (35)a          1,377
31 March 1997                       1,084         147        (1)             1 a          1,231
Segment fixed assets
30 June 1999                        3,199         530        34             11 b          3,774 c
31 March 1999                       3,219         518        32             11 b          3,780 c
31 March 1998                       3,192         509        40             52 b          3,793 c
31 March 1997                       3,066         482        54            161 b          3,763 c

The above information is for the years ended 31 March except for the 30 June 1999 information which is for a three month period.

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

(c)  Reconciliation to Segment Assets:

                                                               As at 31 March                              As at 30 June
                                            ----------------------------------------------------------------------------
                                               1997                  1998                  1999                1999
- ------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                           NZ$                   NZ$                   NZ$                 NZ$
- ------------------------------------------------------------------------------------------------------------------------
Fixed assets - reportable segments             3,602                 3,741                 3,769               3,763
Fixed assets - eliminations/adjustments          161                    52                    11                  11
                                            ----------------------------------------------------------------------------
Group fixed assets                             3,763                 3,793                 3,780               3,774
Other assets                                     855                 1,372                 1,595               1,468
                                            ----------------------------------------------------------------------------
Total group assets                             4,618                 5,165                 5,375               5,242
                                            ----------------------------------------------------------------------------

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

     . Consolidated Statement of Financial Performance. See page 38 of the Annual Report.

     . Consolidated Statement of Financial Position. See page 39 of the Annual Report.

     . Consolidated Statement of Movements in Capital Funds. See page 40 of the Annual Report.

     .  Consolidated Statement of Cash Flows. See page 41 of the Annual Report.

     .  Notes to the financial statements. See pages 45 to 79 of the Annual
        Report.

2. The MD&A is incorporated herein by reference from pages 17 to 37 of the Annual Report.

3. The report of PricewaterhouseCoopers Independent Accountants is filed herewith. See F-1.

                       Report of Independent Accountants
                       ---------------------------------

To the Board of Directors and
Shareholders of Telecom Corporation of New Zealand Limited


In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of financial performance, movements in capital funds and cash flows present fairly, in all material respects, the financial position of Telecom Corporation of New Zealand Limited and its subsidiaries at June 30, 1999, and the results of their operations and their cash flows for the three month period ended June 30, 1999, in conformity with generally accepted accounting principles in New Zealand. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards in New Zealand, which have been applied on a basis consistent with generally accepted auditing standards in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. Generally accepted accounting principles in New Zealand vary in certain significant respects from generally accepted accounting principles in the United States. The application of the latter would have affected the determination of consolidated net earnings expressed in New Zealand dollars for the three month period ended June 30, 1999 and the determination of consolidated shareholders' funds, also expressed in New Zealand dollars, at June 30, 1999 to the extent summarized in
Note 28 to the consolidated financial statements.



Wellington, New Zealand          PricewaterhouseCoopers
August 12, 1999                  Chartered Accountants

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorised.


TELECOM CORPORATION OF NEW ZEALAND LIMITED



By: /s/ Roderick Deane
   ----------------------
Dr Roderick Deane
Managing Director


Dated: 28 September 1999