Form 20-F
period 2000-06-30
TELECOM CORP OF NEW ZEALAND LTD
filed 2000-12-22
CIK 875809

________________________________________________________________________________

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
________________________________________________________________________________

                                   FORM 20-F

                     ANNUAL REPORT PURSUANT TO SECTION 13
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended 30 June 2000
                        Commission file number 1-10798
________________________________________________________________________________

                  TELECOM CORPORATION OF NEW ZEALAND LIMITED
            (Exact name of Registrant as specified in its charter)

                                  New Zealand
        (State or other jurisdiction of incorporation or organisation)

       Telecom Networks House, 68 Jervois Quay, Wellington, New Zealand
                   (Address of principal executive offices)

________________________________________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                   Name of each exchange on which registered
American Depository Shares............................New York Stock Exchange
("ADSs", evidenced by American Depository Receipts ("ADRs"))

Ordinary Shares, no par value ........................New York Stock Exchange*
("Shares")

*Not for trading, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g)
of the Act..............................None

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act..............................None
________________________________________________________________________________
 Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares, no par value......................................1,755,413,443
Special rights convertible preference share, no par value......................1

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

                                            Item 17                 Item 18  [x]
________________________________________________________________________________


                                                 TABLE OF CONTENTS
                                                INTRODUCTORY MATTERS
                                                --------------------
Interpretation................................................................................................3

Exchange Rates................................................................................................3

Forward Looking Statements....................................................................................4


                                                 PART I
                                                 ------
Item 1     Description of Business............................................................................5

Item 2     Description of Property...........................................................................22

Item 3     Legal Proceedings.................................................................................22

Item 4     Control of Registrant.............................................................................23

Item 5     Nature of Trading Market..........................................................................23

Item 6     Exchange Controls and Other Limitations Affecting Security Holders................................24

Item 7     Taxation..........................................................................................29

Item 8     Selected Financial Data...........................................................................34

Item 9     Management's Discussion and Analysis of Financial Condition and Results of Operations.............37

Item 9A    Quantitative and Qualitative Disclosures about Market Risk........................................37

Item 10    Directors and Officers of Registrant..............................................................38

Item 11    Compensation of Directors and Officers............................................................40

Item 12    Options to Purchase Securities from Registrant or Subsidiaries....................................40

Item 13    Interest Of Management In Certain Transactions....................................................40


                                                 PART II
                                                 -------
Item 14    Description of Securities to be Registered........................................................41


                                                 PART III
                                                 --------
Item 15    Defaults Upon Senior Securities...................................................................41

Item 16    Changes in Securities and Changes in Security for Registered Securities...........................41

                                                 PART IV
                                                 -------
Item 17    Financial Statements..............................................................................41

Item 18    Financial Statements..............................................................................41

Item 19    Financial Statements and Exhibits.................................................................42

                             INTRODUCTORY MATTERS
                             --------------------
Interpretation

Certain information required for this Report on Form 20-F ("Report") is incorporated by reference to Telecom's Financial Statements for the fiscal year ended 30 June 2000 (the "Financial Statements") and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended 30 June 2000 (the "MD&A"). . References to "Notes" are references to the Notes to the Financial Statements. The Financial Statements and MD&A are filed herewith.

Certain information required for this Report is incorporated by reference to Telecom's 2000 Annual Report to Shareholders (the "Annual Report"). The Annual Report was filed under cover of Form 6-K dated 19 September 2000.

Exchange Rates

In this Report references to "US$" or US Dollars are to United States dollars and references to "$", "NZ$" and "NZ dollars" are to New Zealand dollars.

Telecom Corporation of New Zealand Limited (together with its subsidiaries, where appropriate, the "Company" or "Telecom") publishes its financial statements expressed in New Zealand dollars. For the convenience of the reader, this Report contains translations of certain NZ dollar amounts into US dollars at the rates indicated. Unless otherwise stated, the translations of NZ dollars into US dollars have been made at NZ$1.00 to US$0.4690, the rate applicable at 30 June 2000. These translations should not be construed as representations that the NZ dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate.

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

The following table sets forth certain information concerning exchange rates between NZ dollars and US dollars based on the noon buying rate in New York City for cable transfers in New Zealand dollars as reported by the Federal Reserve Bank of New York (the "Noon Buying Rate"):


----------------------------------------------------------------------------------------------------------
Fiscal Year ended 31 March                       Period End       Average (a)        High         Low
                                                          (expressed in US dollars per NZ$1.00)
1996                                                .6807            .6650          .6890        .6435
1997                                                .6973            .6932          .7148        .6678
1998                                                .5523            .6279          .6973        .5523
1999                                                .5340            .5249          .5615        .4838

Fiscal Year ended 30 June
1999 (b)                                            .5295            .5418          .5635        .5248
2000                                                .4690            .4995          .5360        .4537
----------------------------------------------------------------------------------------------------------
  (a)      Determined by averaging the Noon Buying Rates on the last day of each month during the fiscal year
  (b)      Three month period from 1 April 1999 to 30 June 1999
----------------------------------------------------------------------------------------------------------

On 4 December 2000 the Noon Buying Rate was NZ$1.00 to US$0.4216.

See the MD&A, page 11 of Exhibit 2, for a discussion of Telecom's foreign exchange risk management.

Forward Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. When used in this Report, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company, are intended to identify forward-looking statements, which include statements relating to, among other things, the ability of the Company to continue to successfully compete in the New Zealand and Australian telecommunications markets. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set forth or incorporated in this Report generally and certain economic and business factors, some of which may be beyond the control of the Company, including without limitation: competition in the New Zealand and Australian telecommunications markets; the outcome of litigation to which the Company is or may become a party; the Company's exposure to exchange rate fluctuations; the impact of rapid technological change in the telecommunications industry; the impact of current or future government regulation; the state of the New Zealand and Australian economies; perceived health risks associated with electromagnetic energy; and the adequacy of the Company's disaster recovery programs.

                                    PART I

Item 1 - Description Of Business

General

Telecom provides a full range of telecommunications products and services in New Zealand including local, national, international and value-added telephone services, cellular and other mobile services, data and Internet services, equipment sales and installation services, leased services and directories.

Telecom's Australian subsidiary, AAPT Limited ("AAPT"), is Australia's third largest telecommunications carrier offering a wide variety of fixed-line, data, Internet and mobile services. See "AAPT" in the MD&A, page 15 of Exhibit 2.

Telecom also has other offshore interests including a major interest in the Southern Cross Cable Network ("Southern Cross"). See "-The Telecom Network-International".

History and Development

The Company was established by the New Zealand Government (the "Government") in 1987 for the purpose of acquiring the telecommunications business of the Post Office. This was done as part of a broad range of reforms instituted by the Government that were designed to place government-owned trading agencies on an equal footing with private industry.

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

In February 1998, Bell Atlantic issued a series of exchangeable notes (the "Exchangeable Notes"), which are exchangeable, under certain circumstances, into Telecom Shares and in May 1999 the directors who had been nominated to the Board of Directors by Bell Atlantic resigned. Bell Atlantic has informed Telecom that it has ceased to be an affiliate of Telecom for U.S. securities law purposes. See Item 4.

In 1999 Telecom acquired 81.4% of the shares in AAPT through a wholly owned subsidiary. In September-December 2000 Telecom, through its subsidiary, purchased the remaining AAPT shares at a price of A$7.25 per share and also purchased the outstanding AAPT options at a price of A$7.25 per option less the exercise price of the option. Telecom has announced measures aimed at integrating Telecom and AAPT businesses. The measures include the combining of the internet and mobile business of Telecom and AAPT into two business units each under an integrated management team and the appointment of a Chief Operating Officer for AAPT.

In December 2000 Telecom formally indicated an interest in participating in the restructuring of Cable & Wireless Optus (CWO) in Australia. CWO is the second largest telecommunications operator in Australia with reported total assets valued at approximately A$8.5 billion. Telecom indicated that it was primarily interested in Optus Mobile although recognised that any transaction Telecom might undertake would need to be part of the overall restructuring of CWO.

Products and Services

Local Service

Local service contributed approximately $1,064 million, or 24.6% of Telecom's operating revenue for fiscal 2000. Of this amount, approximately NZ$7 million, or 0.7%, was generated by AAPT.

In New Zealand the main components of local telephone service are business and residential line rentals, local call charges (predominantly paid by business customers) including Centrex and VPN and enhanced network services products such as Smartphone services, messaging and call track. Local telephone service provides the customer with access to the local telephone exchange, allowing telephone communication between customers in a local calling area and access to national and international toll services.

In Australia AAPT resells Telstra' local call services to directly connected customers (as a competitive local exchange carrier). At this stage, AAPT has a limited number of customers connected directly to its network for local call services. With the continuing roll-out of its CBD fibre loops and deployment of LMDS technologies, AAPT expects the number of directly connected local call customers to increase.

Calling

National - National calls contributed approximately $932 million, or 21.5% of Telecom's operating revenue for fiscal 2000. Of this amount, approximately NZ$224 million, or 24.0%, was generated by AAPT.

In New Zealand National calls (also known as inland toll calls or, in the United States, long distance calls) include calls to a location outside the caller's local calling area including Centrex and VPN, calls to cellular networks originating within the fixed line network, National 0800 calls and operator services charges.

In Australia, AAPT provides a range of voice services across Australia to all consumer segments to all Australian destinations and international destinations. AAPT owns or leases a high speed intercapital fibre network between Australia's major cities to carry both data and voice.

In addition, AAPT's existing long distance customers that have pre-selected AAPT are automatically provided with fixed to mobile services by AAPT (as long distance and fixed mobile services are not unbundled in Australia). Calls made from a fixed wire phone to mobiles will be carried over AAPT's network, and terminated on a mobile network. AAPT pays an interconnect fee to mobile operators to terminate calls on their network.

International - International calls contributed approximately $506 million, or 11.7% of Telecom's operating revenue for fiscal 2000. Of this amount, approximately NZ$108 million, or 21.3%, was generated by AAPT.

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

AAPT's international revenue includes international long distance traffic carried by undersea cable or by satellite to and from Australia. See "-The Telecom Network-International".

Interconnection

Revenues from Telecom's interconnection services contributed approximately $90 million, or 2.1%, of Telecom's operating revenue for fiscal 2000. Of this amount, approximately NZ$4 million, or 4.4%, was generated by AAPT.

Telecom exchanges calls with competing telecommunications operators which require access to Telecom's networks in order to provide their customers with service capability throughout New Zealand. Prices and terms for this interconnection are determined by agreement between the parties and Telecom's revenues include payment for calls carried on behalf of other service providers.

Cellular and Other Mobile Services

Cellular and other mobile services contributed approximately $717 million, or 16.6%, of Telecom's operating revenue for fiscal 2000. Of this amount, approximately NZ$171 million, or 23.8%, was generated by AAPT.

Cellular and other mobile services comprises access and airtime charges for calls originating from Telecom's cellular network (including international calls) and revenue from paging and mobile radio services, cellular equipment and other related services.

In New Zealand Telecom's cellular network is available to approximately 96% of the New Zealand population. The network consists of both digital (DAMPS) and analogue (AMPS) services. Telecom is currently planning to deploy CDMA technology in its cellular network beginning in 2001. See "The Telecom Network-New Zealand". At 30 June 2000, Telecom had approximately 980,000 connections (up from approximately 677,000 connections, or 44.8% from 30 June
1999), of which approximately 240,000 were DAMPS connections.

Special features provided through the Telecom cellular telephone service include: optional rate plans; part-minute charging; two way text services; Cellular Secretary (voice mail); call diversion; three-way conferencing; international roaming; and Tandem (where two phones operate on one number).

Telecom's cellular service is marketed using a variety of distribution methods including call centres, Telecom direct sales force and franchised retail outlets. Telecom's cellular service is also resold by other organisations which use a combination of direct response, retail, door-door selling and telemarketing activity. As part of its marketing strategy for cellular services, the Company provides dealers with handset subsidies which are passed directly to subscribers. These subsidies are in addition to revenue-based dealer commissions. The amount of the handset subsidy is dependent upon the length and type of service contract that the subscriber selects.

In New Zealand Telecom provides an extensive paging service which is available to approximately 95% of the New Zealand population. Telecom offers alphanumeric (message) pagers which operate in conjunction with the Telecom paging message centre. Telecom also offers simple tone and numeric pagers and private paging systems such as wide area paging networks for the health sector.

Telecom operates a New Zealand national mobile radio network that covers 90% of New Zealand through its 1,750 channels and 190 mobile radio repeater sites located strategically throughout the country. Most of Telecom's mobile radio customers are companies with vehicle fleets operating from a central base. Telecom's mobile radio network can connect to the PSTN to allow telephone calls. Mobile services such as Sealink (automatic marine telephone service), EasiTrac (a GPS/Mobile location service) and mobile data capability are also offered.

AAPT retails mobile services as a reseller of Vodafone and Optus GSM products through its wholly owned subsidiary CellularOne. Through those channels, AAPT has in excess of 215,000 GSM mobile customers.

Data

Revenues from data services contributed approximately $535 million, or 12.4%, of Telecom's operating revenue for fiscal 2000. Of this amount, approximately NZ$103 million, or 19.3%, was generated by AAPT.

Data revenue consists principally of revenue from Internet, Lanlink, ISDN, and Frame Relay. Telecom has made extensive use of ADSL technology to provide broadband internet access over existing copper telephone lines. LanLink and IP Networking provide secure and private IP networking solutions to customers. Telecom's frame relay and ATM (Asynchronos Transfer Mode) services provide high-speed data services. The ATM service is increasingly being used to support IP services. Telecom offers a wide range of dedicated circuit services to satisfy the needs of customers requiring use of exclusive telecommunications links. Telecom also provides IP network services which connect other Internet service providers to their customers. Overtime, esolutions products are expected to become increasingly important. See "esolutions", MD&A, page 15 of Exhibit 2.

AAPT owns and operates one of the largest secure private IP networks in Australia for the Victorian Government called VicOne. During the year VicOne was expanded to link over 3,500 sites, including schools, hospitals, police stations, courts and all other public sector facilities and currently services over 700,000 daily users.

Other Operating Revenue

Other operating revenue contributed approximately $437 million, or 10.1% of Telecom's operating revenue for fiscal 2000. Of this amount, approximately NZ$113 million, or 25.9%, was generated by AAPT.

Other operating revenue comprises revenue from the publication of directories, revenue generated by equipment sales and installation services, revenue from AAPT's resale activities (see "-Local Service"), and revenue relating to non-core business.

Directories-In New Zealand Telecom annually publishes 18 regional directories listing customers' names and telephone numbers ("The Telephone Book"), 21 local directories and 1 specialist directory. Telecom also has a contract to publish the Cook Islands telephone directories. A standard listing in the regional and local directories is free to both residential and business customers. Special listings are available on a charged basis. Regional advertising directories classified by product or service ("YELLOW PAGES(R)") are also published every year. Telecom offers four colour advertising, bold and super bold entries and logos in its directories. Telecom also provides Electronic White Pages, Internet WHITE PAGES(TM) and Internet YELLOW PAGES(R).

Equipment Revenue Telecom supplies and installs a range of customer premises equipment ("CPE"), including telephones, PABXs, keyphones, pagers, facsimile and other data terminals and equipment. All CPE supplied by Telecom is manufactured by non-affiliated suppliers. Telecom provides rental telephones for business and residential customers but does not sell telephones to residential customers except in limited cases such as to encourage the uptake of network services (e.g., caller display). Telecom also supplies PBXs and other business systems through third party leasing arrangements.

Marketing

Telecom's marketing activities are focused on positioning Telecom as a major competitive provider of telecommunications services to business and residential customers in New Zealand. Telecom operates a range of direct and indirect channels, including face-to-face account management of key business customers and all of Telecom's top 600 customers.

Telecom maintains an advertising programme, through broadcast and print media, to support its sales effort. The focus of Telecom's advertising strategy is to increase customer awareness of products, stimulating usage and building the Telecom brand.

AAPT is a full service telecommunications supplier marketing to all customer segments including residential, small to medium businesses, large corporate, government and wholesale. AAPT's traditional focus has been on the consumer and small business segment of the market.

AAPT now has approximately 600,000 residential customers, and as at 30 June 2000 there were approximately 300,000 customers signed up to AAPT's local call service.

AAPT actively markets voice products across all customer segments. AAPT retails mobile services across all segments, reselling Vodafone and Optus GSM products. AAPT offers a range of data, network and related services over its data networks principally to the corporate and government sectors. AAPT offers a range of internet and e-commerce services for business through its wholly owned subsidiary connect.com.au Pty Ltd. In addition, connect.com.au Pty Ltd provides services to approximately 160 ISPs which in turn resell services to an estimated 200,000 end customer internet users. In the consumer market, AAPT has a 50% interest in AOL Australia, a joint venture with America Online Inc., one of the world's leading interactive services companies. The AOL Australia services are marketed through AAPT's Cellular One retail outlets.

The Telecom Network

New Zealand

In New Zealand Telecom operates an advanced telecommunications network. Over 99% of Telecom's customers are connected to digital telephone exchanges which are linked with digital transmission systems. Telecom operates an Intelligent Network and uses the internationally standardised CCS No.7 signalling system. The Intelligent Network enhances the operation of the existing network and allows Telecom to easily provide services such as free-phone and wide-area CENTREX. Advanced Voice-mail and Fax-mail messaging services are provided to over a third of Telecom's customers. Telecom's network is managed through a computerised management system which monitors the network, records network traffic flows and rearranges network capacity as necessary.

In mid-1999, Telecom commercially launched a fast Internet access service based on ADSL technology. The service is offered in main centres, and is being expanded as demand dictates. ADSL utilises existing copper cabling and has the potential to be used for a range of broadband services including video. A nationwide Data (IP & ATM) network is operational and experiencing strong growth with services such as Frame Relay and Virtual Private IP Networking.

Telecom offers pre-paid and post-paid mobile phone services with an AMPS/DAMPS cellular network. A Short Message Service is provided and a range of WAP-based services are being developed. Telecom is deploying a CDMA cellular network in New Zealand and it is currently intended to begin commercial service in mid 2001. It is expected that the existing AMPS/DAMPS cellular network will continue to operate for several years to allow customers to transfer to CDMA when convenient.

Telecom does not manufacture telecommunications equipment but concentrates on the design and development of its networks with the best technology available. Research and development costs are, therefore, not material.

Telecom has long-term supply relationships with various equipment suppliers for equipment installed in its network. These suppliers include NEC Corporation of Japan ("NEC"), Fujitsu Limited of Japan ("Fujitsu"), Nokia Telecommunications of Finland ("Nokia"), Cisco Systems of the USA ("Cisco") and Lucent Technologies of the USA ("Lucent"). Telecom has no obligation to continue to purchase equipment from these suppliers and believes there are sufficient alternative sources of supply. In fiscal 2000, Telecom entered into an exclusive supply arrangement with L M Ericsson of Sweden ("Ericsson") for a period of up to 5 years for the supply of equipment for Telecom's AMPS/DAMPS cellular network. Telecom has also outsourced the management and operation of its AMPS/DAMPS cellular network to Ericsson for a period to 31 December 2000.

Australia

AAPT operates an extensive voice and data network in Australia. AAPT's voice network consists of 7 major switching exchanges, 60 points-of-presence in regional cities and towns, 2 integrated intelligent network nodes and 2 signal transfer point nodes. All voice elements are interconnected with Telstra, Optus and numerous international carriers. The switching exchanges are located in Sydney, Melbourne, Brisbane, Adelaide, Perth and Canberra. AAPT's data switching network has an ATM backbone based on Cisco/Stratacom's equipment. The core backbone consists of 13 major ATM switches. These core switches are supported by frame relay switches at 77 regional locations. AAPT's ATM switches are housed in each of AAPT's switching exchanges in the capital cities as well as in several regional centres.

In March 2000, AAPT and Cable & Wireless Optus ("Optus") signed an agreement under which AAPT will acquire a high bandwidth network on Optus' national backbone linking Cairns, Brisbane, Sydney, Canberra, Melbourne, Adelaide and Perth. Also as part of this agreement, Optus will provide 50 regional drop off points and AAPT will install equipment to link the drop off points with its regional points of presence. AAPT is currently working with Optus to implement this agreement and expects to have full use of this network by the first quarter of 2001. In the interim and as part of this agreement AAPT has use of Optus' backbone network. AAPT connects to Telstra's local network through its switches and points-of-presence paying Telstra interconnection fees to originate and terminate traffic to and from AAPT's customers as AAPT at present has limited end to end direct access to its customers.

AAPT is expanding its first mile broad-band access capabilities with LMDS, CBD Fibre and xDSL networks. These networks are complementary and together with AAPT's voice and data switching capabilities they enable a rich range of voice, high-speed data and IP based services. Markets have been segmented on both a customer and geographic basis to target deployment of each type of access technology.

AAPT has long-term supply relationships with various equipment suppliers for equipment installed in its network. These suppliers include Siemens of Germany ("Siemens"), Marconi Limited of the UK ("Marconi"), Cisco Systems of the USA ("Cisco") and Lucent Technologies of the USA ("Lucent).

See also "Code Division Multiple Access (CDMA) Mobile Network, page 18 of
Exhibit 2.

International

Telecom is directly linked to 75 carriers in 50 countries by submarine cable and satellite and through those countries to the rest of the world. The international network is 99.7% digital. Telecom owns a significant interest in TASMAN 2, a South Pacific submarine fibre optic cable. Telecom also owns an interest in PacRim East, which links New Zealand and Hawaii, and in PacRim West, which links Australia and Guam. PacRim West, together with TASMAN 2, PacRim East, TPC-5 (linking Guam, Japan and Hawaii) and HAW-5 (linking Hawaii to the United States mainland), form a Pacific network of fibre optic cables linking New Zealand to North America and Asia.

In October 1998 Telecom joined with Cable & Wireless Optus and MCI WorldCom in a joint venture to build and operate a trans-Pacific submarine optical fibre cable called the Southern Cross Cable Network ("Southern Cross"), linking Australia, New Zealand, Fiji, Hawaii and the West Coast of the United States. Southern Cross provides international capacity for growth of traffic generated by data services, including internet traffic, and commenced operations in November 2000. Full operational capacity is expected to be achieved in 2001. Telecom has a 50% equity investment in Southern Cross. See also MD&A "Southern Cross" page 14 of
Exhibit 2.

Telecom has a licence under Section 214 of the Telecommunications Act 1934 (U.S.) to acquire and operate communications facilities in the United States of America. A point-of-presence has been established in Los Angeles to switch international wholesale telephony minutes. Other value added services such as international leased services and private network offerings can be supported from this facility. Telecom has established a point-of-presence in Sydney, Australia, which supports international leased services and private network offerings into Australia. These value added services are supplied trans-Tasman in support of New Zealand corporates. Telecom has a licence under Section 7 of the Telecommunications Act 1984 (UK) to acquire and operate communications facilities in the United Kingdom. Points-of-presence have been established in London and Tokyo to switch international wholesale telephony minutes.

Telecom is a shareholder in INMARSAT Limited, which provides international marine satellite services to ships, airplanes, and other mobile satellite services users. Telecom is also involved with INTELSAT and is likely to become a shareholder when this inter-government organisation is privatised.

AAPT's international delivery transmission has several components including a series of correspondent arrangements with international carriers as well as investments in submarine cable consortia, plus satellite access infrastructure. AAPT has established correspondent agreements with 20 major overseas telecommunications companies to form an international delivery network. Those arrangements generally provide for AAPT to deliver its outgoing voice and data traffic to the relevant overseas carrier for termination by that carrier and for the overseas carrier to provide AAPT with some or all of its outgoing traffic destined for Australia for termination by AAPT. AAPT has acquired interests in Sea-Me-We 3 and Southern Cross cables. Telecom and AAPT have begun to work together to integrate and consolidate their international networks and businesses.

Technological Risks

Impact Of Rapid Technological Change

Rapid changes in telecommunications and information technology are redefining the markets in which Telecom operates, the products and services demanded by customers and the ability of enterprises to compete in the telecommunications industry. Such changes are broadening the range, reducing the costs and expanding the capacity and function of infrastructures capable of delivering these products and services. Partially as a result of these changes, the prices that can be charged for many products and services are falling. There is a risk that competitors will deploy or develop technologies that provide them with lower costs or other operating advantages relative to Telecom, which could require Telecom to reduce the prices of its products and services to remain competitive and incur significant expenditures in addition to those already planned in order to remain competitive. There is also the risk that the technological options Telecom takes turn-out not to be competitive or that those options are not developed or deployed in a timely fashion.

Perceived Health Risks Associated with Electromagnetic Energy

Allegations have been made, but not proven, that mobile telecommunications equipment may pose health risks through exposure to emissions of radiofrequency electromagnetic energy ("RF") from such devices. The weight of national and international scientific opinion is that there is no substantial evidence of detrimental public health effects from cellular transmission equipment operating at typical levels. Investigations are continuing into the safety of cellular handsets. In its operations, Telecom complies with the RF exposure levels permitted by the applicable New Zealand standard. However, there is a risk that an actual or perceived health risk associated with mobile telecommunications equipment could lead to litigation, adversely affect the Company through a reduction in the number of subscribers or the growth rate of mobile telecommunications services or reduced usage per subscriber, or hinder the company's placement of new mobile telecommunications equipment.

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

Competition

New Zealand

Since 1989, there have been no statutory barriers to entry to any part of the telecommunications industry in New Zealand, and vigorous competition has developed. Certain of Telecom's competitors are large multi-national corporations, or affiliates thereof, with substantial resources, including Telstra, British Telecom and Vodafone. Broadly speaking, Telecom competes on the basis of product range, service, quality and price.

Telecom expects competition to continue to intensify, with the prospect of existing participants extending their activities as well as additional competitors entering the market. Further declines in prices for many products and services can be expected.

The Company is required to make publicly available certain pricing information that may place it at a competitive disadvantage in the market. See "-Regulatory Framework-The New Zealand Regulatory Environment-Telecommunications (Information Disclosure) Regulations 1999." There can be no assurance that the competitive environment will not have a material adverse effect on Telecom's business, financial condition or results of operations.

Telecom has extensive interconnection arrangements with other network operators and service providers. These agreements cover international services, national and local voice services, data services, cellular services, Internet services and mobile trunked services. Telecom now has interconnection agreements with 11 other carriers. Of these 8 have the ability to offer local services and in most cases Telecom has a number portability agreement in place enabling competitors to provide customers with the option of changing between local service providers without the need to change numbers.

During the year, Telecom and Vodafone renewed and amended the interconnection arrangements between their networks. In July 2000, Telecom and Telstra Saturn reached a comprehensive new agreement on interconnection, wholesale services, Internet traffic, pole-sharing and settlement of litigation on rebilling. This agreement introduced the principle of "bill and keep", involving no payment for the termination of prescribed local calls where volumes of those calls between networks are reasonably in balance.

Telecom and Clear have entered into a new set of agreements (effective 1 October
2000) on interconnection and wholesale-related matters. The interconnection agreement includes payment by Clear of $35 million over 12 months for origination and termination by Telecom of a set volume of calls including long distance calls and mobile calls. Excess minutes are charged at agreed rates, but there are no payments for calls to numbers attracting disproportionate volume of incoming calls (eg Internet calls). A data package gives Clear wholesale and resale access to Telecom's ADSL service. The agreements also settle various court proceedings between Telecom and Clear. See item 3.

In addition to those companies with which Telecom has interconnection, numerous other organisations offer voice-calling services from overseas or by re-selling services from network operators in New Zealand. Approximately 150 Internet Service Providers ("ISPs") operate in New Zealand and 103 of these have asked for access to the Telecom network through 0867 dial-up numbers. Telecom competes in the ISP market through its Xtra operation.

Telecom also faces competition in leased-line services, paging, directory publishing and supply, and installation and maintenance of CPE.

Australia

Competition for the provision of telecommunication services to the public in Australia was deregulated from 1 July 1997 with a removal of the limit on the number of carriers which could compete in the Australia market. Since that time there has been a significant increase in competition particularly in the long distance national and international voice traffic, mobile telecommunications services and long distance national and international data services to businesses.

Telecommunications services growth is forecast to continue for the foreseeable future, principally driven by demand for more bandwidth intensive products with lower growth for basic voice services. Price reductions which have already been seen in the market for long distance and local fixed wire services are expected to continue. Data traffic is expected to overtake voice traffic in terms of volume and revenue, particularly in the fixed line segment of the market. Whilst the growth in voice and data traffic has driven demand for more capacity, the roll-out of high capacity networks especially for commercial users is currently underway. As capacity in bandwidth has become more accessible, prices have fallen and it is expected that the emerging infrastructure based carriers such as PowerTel, MCI Worldcom and others will deploy high bandwidth fibre optic based networks in the near term. The telecommunications industry in Australia is characterised by rapid changes in direction and focus. There are increasing levels of competition, technology shifts, regulatory movements and changes in customer demand patterns.

There are more than 45 carriers competing for the provision of telecommunications services to the public in Australia. Of those carriers, there are currently 3 main facilities based competitors for AAPT: Telstra, Cable & Wireless Optus and Vodafone and new competitors PowerTel, OneTel, Hutchison and MCI Worldcom are establishing facilities based competitive infrastructure. The local call market is dominated by Telstra, as it owns most of the domestic local loop network, and duplication of the Telstra fixed network is not economically feasible in many parts of Australia. Interconnection with Telstra is necessary for competitive carriers, including AAPT.

There is vigorous competition in the national and international long distance market, and there is a necessity to interconnect with other carriers in respect of both national and international originating and terminating traffic. AAPT presently has interconnection arrangements with competing carriers. Telstra is the subject of a "declaration" by the Australian Competition & Consumer Commission in respect of access to originating and terminating access charges for the public switch telephone network together with the GSM and CDMA mobile networks under telecommunication laws in Australia. The implications of that "declaration" are canvassed below. See "Regulatory Framework-Australia".

Regulatory Framework

New Zealand

The New Zealand telecommunications environment has been comparatively deregulated compared to other countries. But the Government has proposed changes. The existing environment and proposed changes are described below.

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

Applications for clearances for acquisitions of a business or shares are now made on a voluntary basis. However, the Commerce Act retains penalties for acquisitions which proceed without Commerce Commission clearance or authorisation and have anti-competitive effects, which are likely to result in any person acquiring or strengthening its dominant position in a market.

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

A Bill to amend the Commerce Act is currently before the New Zealand parliament. Proposed changes include increasing penalties, extending the limitation period in which actions under the Commerce Act may be taken, expanding the deemed offences provision and lowering certain thresholds. For example, the threshold for use of a dominant position would change to "take advantage of a substantial degree of market power", and the threshold for acquisitions would change from "dominance" to "substantially lessen competition".

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

The Telecommunications Act is the enabling legislation for the Telecommunications (International Services) Regulations 1994 and the Telecommunications (Information Disclosure) Regulations 1999.

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

The Secretary of the Ministry of Economic Development (the "Secretary") may (having regard to the desirability of promoting a competitive market in international telecommunications services in New Zealand and the interests of users of such services in New Zealand) at any time require any registered operator:

 .    to ensure that any agreement or arrangement between the registered operator and an overseas operator specified by the Secretary provides for the registered operator to pay a fee for terminating traffic to the overseas operator, which fee shall be at a rate, and in accordance with a method, fixed by the Secretary;

 .    to ensure that any agreement or arrangement between the registered operator and an overseas operator specified by the Secretary provides for the registered operator's share of total traffic to New Zealand from that overseas operator to be in a similar proportion to that registered operator's share of total traffic from New Zealand to that overseas operator.

Registered operators are also required to:

 .    comply with such international telecommunication agreements and conventions to which New Zealand is a party as the Secretary may notify; and

 .   provide to the Secretary such statements, reports and agreements with overseas operators as the Commerce Secretary may require.

The Government has indicated that it intends to repeal these regulations.

Telecommunications (Information Disclosure) Regulations 1999. The Telecommunications (Information Disclosure) Regulations 1999 (the "Disclosure Regulations") are intended to support the regulatory regime under the Commerce Act by making certain information about Telecom's activities available to the public. These regulations replaced the previous disclosure regulations as from 1 January 2000 and introduced some new disclosure obligations on Telecom, as indicated below.

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

 .    year end (audited) and six monthly (unaudited) financial statements for the
     Company's `local loop' and `other telecommunications services' businesses. This obligation was introduced by the 1999 Regulations. But the Government (as part of its response to the Telecommunications inquiry (see "--Telecommunications Inquiry")) has announced proposed amendments to the regulations that would see this requirement revoked.

 .    the losses Telecom incurred in complying with the Kiwi Share obligations
     (see "-Kiwi Share" for a description of the Kiwi Share obligations) and the means by which Telecom recovered those losses, including any charges from which Telecom recovered those losses-new obligation

Radiocommunications Act 1989. Until 1989, all radio frequencies were allocated by the New Zealand Government, which issued radio apparatus licences to users in respect of transmitters or particular groups of transmitters. The Radiocommunications Act 1989 instituted a new regime for the management of the radio frequency spectrum, whereby the government decides to bring particular frequency bands within the new regime and creates tradable management rights and spectrum licences in those frequency bands. Until such time as a frequency band is brought within the new regime, the old system of radio apparatus licences remains in force.

Telecom currently holds:

 .    Management rights until 2012 in respect of both the AMPS A and B bands that its cellular network currently utilises; and

 .    Management rights until 2010 in respect of eight MMDS channels. Telecom's future use of these channels is currently under review.

Such management rights are deemed to be assets of a business for the purposes of the Commerce Act. On expiry, the management rights revert to the New Zealand Government, which can then sell them. The prior holder of the management rights is not automatically given first right of refusal or preference in that sale.

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

On 10 July 2000, the New Zealand Government commenced the sale by auction of spectrum in the 2 GHz band. Telecom is actively participating in this auction which includes spectrum suitable for DCS1800, IMT2000 (3G) and fixed wireless access services. Telecom has approximately 200 point-to-point services operating in the spectrum being auctioned that will need to be relocated to alternative spectrum if licences cannot be acquired through the auction at a suitable price. Approximately 50 of these point-to-point links have a statutory entitlement to continue operating for 5 years from the conclusion of the auction.

The acquisition of management rights and spectrum licences may require Commerce Commission approval if it is likely to result in the person making the acquisition or any other person acquiring or strengthening a dominant position in a market.

The Radiocommunications Amendment Act 2000, which amends the Radiocommunications Act 1989, has been enacted and will come into force on a date to be determined (expected in early 2001). This Act, once in force, will allow the making of regulations:

 .    requiring compliance with international electromagnetic interference standards;

 .    strengthening provisions to prevent disruption caused by lawful interference (through the introduction of an arbitration process);

 .    allowing for new management rights to be created and allocated in advance of the expiry of existing rights;

 .    providing for a publicly accessible on-line records of all apparatus and spectrum licences.

Overseas Investment Regulations 1995. Under the Overseas Investment Regulations 1995 ("Overseas Investment Regulations"), Telecom is deemed to be an "overseas person" because of its foreign shareholders. Overseas persons are required to obtain consent for certain business activities. Telecom must obtain consent for business acquisitions where the value exceeds NZ$50 million, or for acquisitions involving rural land.

Kiwi Share. The Government holds one preference share (the "Kiwi Share") in the Company that has special rights. The Company's Constitution contains provisions that require the Company and the Board of Directors ("the Board") to observe certain principles relating to the provision of telephone services and their prices. Unless the Government, as the holder of the Kiwi Share otherwise consents, these provisions require the Company to:

(i) maintain a local free-calling option for all residential customers, although the Company may also offer optional tariff packages that include local call charges,

(ii) charge no more than the standard residential rental charge for ordinary residential telephone service and not increase the standard residential rental charge more than the percentage increase in the CPI, provided that overall profitability is not unreasonably impaired,

(iii) charge residential users in rural areas no more for line rental than the standard residential rental charge, and

(iv) continue to make ordinary residential telephone service as widely available as it was on 11 September 1990.

The Company's Constitution provides that these provisions are not intended to confer any benefit on and are not enforceable by any person other than the holder of the Kiwi Share. The Kiwi Share may be converted into an Ordinary Share at any time by the holder thereof, at which time all rights and powers attaching to the Kiwi Share will cease. . See also "- Telecommunications (Information Disclosure) Regulations 1999" and "-Telecommunications Inquiry".

Telecommunications Inquiry. In February 2000, the Government established a Ministerial Inquiry into Telecommunications (the "Inquiry"), with an objective to "ensure that the regulatory environment delivers cost efficient, timely and innovative telecommunications services on an ongoing, fair and equitable basis to all existing and potential users. A final report of the Inquiry dated 29 September 2000 recommended, among other things, that a stand alone regulator be established and that a range of services be designated and hence come under the purview of the regulator. These services include interconnect, wholesale services, mobile roaming, cellphone co-location and number portability (as a designated service in the event that industry agreement is not reached). The Inquiry report also recommended that the Kiwi Share be replaced by legislation and that it include a standard for data speed as well as voice. In December 2000 the Government announced its response to the Inquiry report.

The Government announced that it intended to set-up a Telecommunications Commissioner as a specialist Commissioner within the Commerce Commission. The Commissioner's key function would be to resolve disputes over regulated services; to report to the Minister on the desirability of regulating additional services and to monitor and enforce Kiwi Share obligations.

The announcement also specified the services that the Government proposed to designate including:

 .    interconnection with Telecom's fixed telephone network;

 .    wholesaling Telecom's fixed network services;

 .    number portability including 0800 number portability.

Designation of fixed to mobile carrier selection was deferred with a deadline of 31 December 2001.

The Government has indicated it will define certain pricing principles to be taken into account by the Commissioner in regulating prices. These are likely to be largely consistent with commercial agreements the Company has already entered into with major competitors.

Additionally the Government announced proposed amendments in relation to the Kiwi Share including:

 .    extending the geographic coverage of the kiwi Share obligations relating to the local-loop network to current levels rather than those applying when the Kiwi Share was first introduced;

 .    specifying that free local calling includes dial-up data calls such as
     Internet calls;

 .    requiring Telecom to ensure its network provides 9.6 kbps data capability to 99% of its residential lines and 14.4 kbps to 95% of its residential lines within two years of the passage of the legislation;

 .    legislating industry funding of Kiwi Share losses. On current market shares of industry telecommunications revenues, Telecom would be required to fund 75-80% of this;

 .    explicitly allowing Telecom to lower prices in profitable main centres in the face of competition (but subject to the Commerce Act).

Number Administration Deed. Telecom has also entered into a Number Administration Deed with several other carriers which provides for a mechanism for the centralised and independent administration of the parties' telecommunication number resources and for the provision of number portability. It includes a provision for an independent assessment of the costs and benefits of a long term number portability solution, and a commitment by the parties to implement and pay for that solution if the assessment is that the benefits outweigh the costs. The Number Administration Deed has been the subject of an authorisation from the Commerce Commission. The final report of the Inquiry recommended that number administration and portability, which is currently being addressed by the industry under the Number Administration Deed should be the subject of regulation if the industry has not reached agreement by 31 July 2001. Telecom has entered into an agreement with other carriers establishing an unincorporated joint venture for introducing toll free number portability, and a system for the allocation of toll free numbers. The effect, if any, of number portability upon Telecom's revenues cannot be measured at this time.

Australia

Legislation and regulatory bodies

The current regulatory regime for telecommunications is contained in a package of Commonwealth Acts, the most significant of which are:

 .    the Telecommunications Act 1997 (the Telecoms Act);

 .    the Telecommunications (Consumer protection and Service Standards) Act 1999
     (which contains mainly consumer protection provisions previously contained in and transferred from the Telecoms Act);

 .    Parts XIB and XIC of the Trade Practices Act 1974;

 .    the Radiocommunications Act 1992; and

 .    Australian Communications Authority Act 1997.

The Australian Communications Authority (ACA) is responsible for managing radio frequency spectrum (under the Radiocommunications Act 1992), administering the licensing of carriers, administering consumer and technical issues relating to telecommunications and enforcing the Telecoms Act. The Australian Competition and Consumer Commission (ACCC) is responsible for economic and competition regulation, including regulating anti-competitive conduct and monitoring and implementing the industry specific access regime under Parts XIB and XIC of the Trade Practices Act, respectively.

The main aim of the Telecoms Act was to introduce greater competition into the telecommunications industry and to thereby promote the long-term interests of end-users and the efficiency and international competitiveness of the Australian telecommunications industry. Industry self-regulation is also encouraged. The two key industry bodies are the Telecommunications Access Forum and the Australian Communications Industry Forum. Industry standards and codes of practice are developed through the latter body. Codes may be registered with the ACA. Compliance with such codes is voluntary unless the ACA directs compliance. The ACA may impose industry standards if self-regulation fails.

There is also a Telecommunications Industry Ombudsman (TIO) scheme which provides for the TIO to deal with complaints by customers against carriers and service providers. The scheme is funded by its members - carriers and service providers.

The Telecoms Act does not regulate the licensing or control of broadcasting services, nor the content of communications. These matters are regulated by the Australian Broadcasting Authority under the Broadcasting Services Act 1992 (Cth) and certain State legislation.

Industry participants

Since 1 July 1997, the three main categories of operators in the industry have been:

 .    carriers - which own the infrastructure used to provide carriage services to the public;

 .    carriage service providers - which use infrastructure to provide carriage services to the public;

 .    content service providers - which use carriage services to supply content services to the public. Content services include broadcasting, on-line information and on-line entertainment.

Access to telecommunications facilities and services

Part XIC of the Trade Practices Act contains an industry specific regime for access to telecommunications services "declared" by the ACCC, either on the recommendation of the Telecommunications Access Forum or following a public enquiry held by the ACCC. Certain services were deemed to be declared as at 1 July 1997. The ACCC has subsequently declared a small number of additional services including:

 .    unconditioned local loop service, local PSTN originating and terminating service and local carriage service;

 .    ISDN originating and terminating services; and

 .    analogue subscription television broadcast carriage service.

Once a service has been declared, a number of standard access obligations automatically apply to any carrier or carriage service provider supplying the declared service, including the obligation to supply the declared service upon request. Access is to be provided on terms and conditions as agreed between access provider and seeker. If agreement cannot be reached, supply must be in accordance with any terms and conditions contained in an access undertaking covered by the service (such undertakings are considered and approved by the ACCC) or on such terms and conditions as are determined by the ACCC following arbitration. The ACCC has issued a number of papers on access pricing and a guide to the pricing principles it will apply when determining an access dispute. The primary principle identified by the ACCC is that access prices should be cost-based.

Access to a declared service can only be refused on very limited grounds, including lack of available capacity.

Schedule 1 of the Telecoms Act imposes obligations on carriers to provide access to their facilities and network information to other carriers, so that other carriers can provide competitive facilities and competitive carriage services or establish their own facilities. The terms and conditions of access are as agreed between carriers or, failing agreement, as determined by the ACCC.

Regulation of industry participants

There is no limit on the number of carrier licences that may be issued. As a general rule, there is no time limit on a licence. Subject to the payment of an annual charge, it will continue in force until it is surrendered or cancelled. Many carriers are also carriage service providers.

Owners of certain telecommunications infrastructure (such as a cable network) may not supply carriage services to the public using the network units unless they hold a carrier licence or a nominated carrier declaration is in force. Each carrier must comply with certain licence conditions, including:

 .    compliance with the Telecoms Act;

 .    compliance with standard access obligations in Part XIC of the Trade
     Practices Act;

 .    providing other carriers with access to specified facilities (including land, buildings, structures, telecommunications transmission towers and underground facilities) and to network information;

 .    preparing and maintaining a carrier industry development plan;

 .    preparing and maintaining an interception capability plan. Carriers must also ensure that services passing over their networks can be intercepted by law enforcement agencies; and

 .    contributing to the universal service levy (which funds the provision of universal or basic services).

 .    with limited exceptions, State and Territory planning and environmental laws apply in relation to the installation of telecommunications infrastructure.

A nominated carrier declaration is made by the ACA and involves the nominated carrier assuming the responsibilities of a carrier in relation to specified network unit(s) owned by a non-carrier.

Carriage service providers are not required to be licensed or registered but they must comply with the service provider rules contained in the telecommunications legislation. The rules include obligations to:

 .    provide operator services and directory assistance services to end-users who are supplied with standard telephone services;

 .    comply with specified minimum performance standards established by the ACA;

 .    offer untimed local calls for standard telephone services;

 .    provide itemised billing for calls made using standard telephone services;
     and

 .    provide access (where applicable) to telecommunications services under Part
     XIC of the Trade Practices Act.

The Telecommunications (Consumer Protection and Service Standards) Amendment Act No. 2 of 2000 became law in Australia in December 2000. Under section 20A(1), "participating persons" who are required to lodge a return of eligible revenue on the basis of which the Australian Communications Authority will assess whether a contribution must be made to the universal service levy includes:

 .    persons who were carriers during the eligible revenue period; and

 .    carriage service providers if the Minister for Communications, Information
     Technology and the Arts makes a written determination that carriage service providers are participating persons for the eligible revenue period and a person was a carriage service provider at any time during the eligible revenue period.

Section 20A is taken (on assent) to have commenced on 1 July 2000. This provision has the potential to spread the burden of the universal service levy over carriage service providers as well as carriers, reducing the burden on AAPT.

Content services providers are subject to only minimal regulation, although they have the benefit of the access regime in Part XIC of the Trade Practices Act.

AAPT has held a carrier licence since 1 July 1997 and is also a carriage service provider.

Competition

Anti-competitive practices in the telecommunications industry are subject to a general anti-competitive regime contained in Part IV of the Trade Practices Act and also to a telecommunications specific regime in Part XIB of the same Act. Under the "special competition rule" in Part XIB, a carrier or carriage service provider will be held to have engaged in anti-competitive conduct if it has a substantial degree of power in a market and takes advantage of that power with the effect, or likely effect, of substantially lessening competition in that or any other telecommunications market. Substantial financial penalties apply for breach of the rule.

The Productivity Commission is currently conducting a review of the telecommunications industry specific competition regime.

Telecommunications mergers and acquisitions and foreign investment issues

The ACCC is responsible for monitoring mergers, joint ventures and acquisitions, including those in the telecommunications sector. Section 50 of the Trade Practices Act prohibits acquisitions or mergers which would have the effect, or be likely to have the effect, of substantially lessening competition in a substantial market for goods or services in Australia, in a State or in a Territory.

There are no foreign investment restrictions which apply expressly to carriers or service providers as a class. The Telecoms Act would, however, permit the Minister to impose a licence condition that relates to the extent of foreign ownership or control of a licence. Specific foreign ownership restrictions apply only to Telstra Corporation Limited (51.1% of the shares in which are still owned by the Australian Government).

Other international issues

The Telecommunications (Compliance with International Conventions) Declaration No. 1 of 1997 provides that carriers and carriage service providers are bound by 39 listed international conventions, including the WTO Basic Telecommunications Agreement.

The Rules of Conduct about dealings with international telecommunications operators No. 1 of 1997 require carriers and carriage service providers to use all reasonable endeavours to prevent, mitigate or remedy unacceptable conduct engaged in by an international telecommunications operator. The ACCC administers the Rules.

Arbitration. AAPT is currently engaged in eight arbitrations under the Access regime. Recent decisions by the ACCC in relation to Telstra PSTN Access undertakings had favourable outcomes for AAPT. AAPT is awaiting indication of the progress on three arbitrations, seeking to reduce the price of fixed to mobile calls.

Number Portability. In Australia Local Number Portability ("LNP") has been available to all carriers since November 1999. Customers can now keep their local numbers when taking AAPT's bundled residential telephony service. Mobile Number Portability ("MNP") will be available from 25 September 2001. Issues relating to Freephone Number Portability are still outstanding. Both are favourable for AAPT as they will increase the attraction of AAPT's services to customers.

United States

Telecom is subject to all rules, policies, and duties of the United States Federal Communication Commission ("FCC") applicable to U.S. international common carriers. The FCC regulates Telecom as a "dominant" carrier on the U.S. - New Zealand route, and as a non-dominant carrier on all other international routes. As a dominant carrier on the U.S. - New Zealand route, Telecom is required to operate on a structurally separate basis from its U.S. affiliate. The US Telecommunications Act of 1996 also places certain duties on all telecommunications carriers, to which Telecom is subject with respect to services it provides in or from the United States.

In December 1996 the FCC granted Telecom authority under Section 214 of the Communications Act of 1934 to operate as a United States international facilities-based carrier and to acquire capacity in United States international facilities in order to provide telecommunications services between the United States and New Zealand and points beyond. Telecom's U.S. subsidiaries applied in the fall of 2000 for additional authority under Section 214, specifically to provide long distance and international services originating in New York. One of those applications was granted in November 2000 and the other remained pending but appeared likely to be granted, on a streamlined docket, as of 15 December 2000.

Other laws of the United States, such as the Trading with the Enemy Act of 1917, the US Telecommunications Act of 1996 and the Foreign Corrupt Practices Act of 1977 may restrict certain activities of Telecom by virtue of Bell Atlantic's ownership interest in the Company and the fact that the ADSs are traded on the New York Stock Exchange.

Employees

Most of Telecom's approximately 5,700 permanent employees in New Zealand are employed on individual employment contracts with no fixed term. Part-time and temporary employees and casual contractors are also used. Outsourcing has replaced direct hire in a number of areas. See "Sale of Connectel", MD&A, page 14 of Exhibit 2.

AAPT employees are also mainly employed on individual employment contracts. Awards of independent State and Federal employment Commissions are relevant to some of these contracts. Awards specify minimum wages and conditions of employment. They have no fixed term and are varied from time to time.

Item 2 - Description Of Property

Telecom owns approximately 1,040 freehold sites and uses approximately 2,530 sites on a leasehold or other basis. Although Telecom's land assets are not large in area, they include some strategic sites, such as the properties on which its telephone exchanges are located. Most of Telecom's sites are related directly to its telecommunications operations and are used for network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and cellular phone base station equipment. Many of Telecom's operational sites are situated on leased land or land to which Telecom has access by statutory right or other formal or informal arrangement. In addition to its operational sites, Telecom owns or leases many properties for office accommodation, storage and other miscellaneous purposes. Many of Telecom's sites may be subject to indigenous land claims. See "Land Claims" Note 13.

AAPT leases premises in all major capital cities of Australia and several regional centres. AAPT also has telehousing arrangements for various points of presence throughout Australia, by contractual arrangement with building owners or other carriers. AAPT is leasing or licensing land and premises for the purposes of siting various infrastructure including antennae, base stations and associated equipment and civil works.

Item 3 - Legal Proceedings

In various proceedings commenced since 1996, Clear Communications Limited ("Clear") alleged various breaches of the Commerce Act in relation to Telecom's bundling practices, its interconnection agreements, and in relation to Telecom's 0867 service and a number of other issues. In April 1997, Telecom issued proceedings against Clear for withholding certain payments for services supplied under Clear's 1996 interconnection agreement with Telecom On 3 October 2000, the parties announced that all proceedings between them had been settled on confidential terms with effect from 30 September 2000.

In proceedings commenced in March 1997 in the Commercial Division of the Supreme Court of New South Wales, Australia Telstra Corporation claimed against AAPT approximately A$127 million for alleged unpaid charges for telecommunications services. AAPT cross-claimed asserting breach of contract, negligence, misleading and deceptive conduct, misuse of confidential information, unconscionable conduct and abuse of market power under Part IV of the Australian Trade Practices Act. On 11 September 2000, the parties announced that the proceedings had been settled on confidential terms.

In May 1999, Telstra NZ Limited ("Telstra NZ") commenced proceedings alleging that Telecom's cessation of certain carrier rebilling arrangements with Telstra NZ breached the Commerce Act. Telstra NZ sought injunctive relief together with unspecified damages. Telstra NZ's application for an interlocutory injunction was dismissed in July 1999, and on 18 July 2000 the parties announced that the proceeding was settled on confidential terms.

In June 1999, a claim was filed against Telecom in the Employment Court by representative and individual plaintiffs. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. CallPlus seeks injunctive relief and an inquiry into damages.

On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

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

Item 4 - Control of Registrant

The following table sets forth the ownership of the Ordinary Shares at 30 November 2000 by (i) any person known by the Company to own more than 10% of the Ordinary Shares, and (ii) the Company's directors and executive officers as a group:

--------------------------------------------------------------------------------------------------------------
Owner                                                                         Number Owned         % of Class
Bell Atlantic NZ                                                               437,080,670             24.95%
Directors & Executive Officers as a Group                                        2,092,258                  *
--------------------------------------------------------------------------------------------------------------

* Directors and executive officers as a group beneficially own less than 1% of the outstanding Shares.

In February 1998, Bell Atlantic issued a series of exchangeable notes (the "Exchangeable Notes"), which are exchangeable, under certain circumstances, into Telecom Shares. Bell Atlantic was required by the terms of the Indenture governing the Exchangeable Notes to cease to be an affiliate of Telecom for U.S. securities law purposes prior to 1 September 1999. As a result the Directors nominated by Bell Atlantic resigned from the Telecom Board in May 1999. Bell Atlantic has informed Telecom that it has ceased to be an affiliate of Telecom for U.S. securities law purposes. Bell Atlantic has also undertaken to vote its shareholding in the Company at shareholders meetings for and against resolutions proposed at such meetings in the same proportion as other shareholders cast votes for and against such resolutions.

Item 5 - Nature of Trading Market

The principal listing of the Shares is on the New Zealand Stock Exchange. The Shares are also listed on the Australian Stock Exchange. American Depositary Shares ("ADSs"), each representing 8 Shares evidenced by American Depositary Receipts ("ADRs"), have been issued by Citibank, N.A. as Depositary, and are listed on the New York Stock Exchange. Citibank, N.A. accepted appointment as depositary on 4 February 2000 and replaced the original depositary, The Bank of New York.

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

The following table sets forth, for the periods indicated, the highest and lowest closing sale prices for the Ordinary Shares as derived from the Daily Official List of the New Zealand Stock Exchange, and the highest and lowest sale prices of the ADSs quoted on the New York Stock Exchange:

---------------------------------------------------------------------------------------
Period                                   NZ$ per Share              US$ per ADS

                                       High        Low          High           Low
1 April - 30 June 1998                 8.91        7.77        39 3/4         31 1/8
1 July - 30 September 1998             8.76        7.27        35 7/8         29
1 October - 31 December 1998           8.60        7.32        36 5/16        29 7/16
1 January - 31 March 1999              9.80        8.47        42 1/16        36
1 April - 30 June 1999                 9.60        7.80        41 7/8         33 1/2
1 July - 30 September 1999             8.88        7.62        37 7/8         31 1/4
1 October -31 December 1999            9.21        7.38        38 3/4         31 5/16
1 January -31 March 2000               9.72        8.21        38 11/16       32 11/16
1 April - 30 June 2000                 9.81        7.23        38 15/16       27 3/16
---------------------------------------------------------------------------------------

At 30 June 2000, 1,755,413,443 Shares were outstanding. At the same date, and included within the number of Shares outstanding, 24,292,717 ADSs (equivalent to 194,341,736 Shares based on the ratio of 8 Shares to 1 ADS) were held by 760 record holders of ADSs.

Item 6 - Exchange Controls and Other Limitations Affecting Security Holders

Restrictions on Capital Exports or Imports

The NZ dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders. See - "-Taxation-Dividends", for a description of the taxation on dividend returns to shareholders.

Limitations on Shareholdings

Under New Zealand law, shareholders that are not residents of New Zealand may hold, vote and transfer their Shares in the same manner as New Zealand residents. Overseas persons must, however, comply with the Overseas Investment Regulations. The High Court can order the disposal of Shares acquired in contravention of the Overseas Investment Regulations. The Overseas Investment Regulations require that an overseas person obtains consent from the Overseas Investment Commission before the overseas person enters into certain acquisitions of Shares or interests in Shares. The acquisitions for which consent is required are acquisitions which result in the overseas person:

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

Under New Zealand law, persons who hold a relevant interest in 5% or more of the voting securities of the Company (including persons who hold such an interest through the holding of ADRs) are required to notify and report certain subsequent changes in their interest in writing to the Company and the NZSE. Penalties including disenfranchisement, forfeiture and orders to sell can be imposed by the Courts if such notification is not made in the required form as soon as such interests are known or ought to be known to have been acquired.

Takeovers Code

From 1 July 2001 New Zealand's recently approved takeovers code ("Code") will limit the holding or control of Shares. The "fundamental rule" of the Code prohibits a person from becoming the holder or controller of voting rights in Telecom if the holder and its "associates" would afterwards control more than 20% of the voting rights, unless the increase fits within one of the exceptions to the fundamental rule or the Takeovers Panel (established under the Takeovers Act 1993) grants an exemption. A person who already holds more than 20% of such voting rights (with or without its associates) cannot increase that level of voting rights except in compliance with the Code or through an exemption.

The exceptions to the fundamental rule are:

 .    a full offer for all of Telecom's voting securities and non-voting equity securities;

 .    a partial offer (for less than 100%) to all holders of Telecom's voting securities for a specific percentage of each holder's voting securities. If the offeror's existing holding (together with associates) is 50% or less, the offer must be for securities which will result in the offeror holding or controlling more than 50% of the voting rights. A partial offer can be made for a lesser percentage if a written shareholder approval procedure is followed and is successful;

 .    an offer approved by a resolution of shareholders (persons acquiring and disposing of the securities and their associates may not vote on the proposal);

 .    persons holding or controlling more than 50% but less than 90% of the voting rights can increase their holding by up to 5% of the total voting rights in any 12 month period. No such increase applies to persons holding between 20% and 50%;

 .    no restrictions apply to a person holding or controlling 90% or more of the voting rights. Above the 90% threshold, the person may compulsory acquire the remaining securities and each remaining holder may require the person to acquire the remaining holder's securities; and

 .    an offer made pursuant to an exemption granted by the Takeovers Panel.

The term "voting rights" is defined to mean a currently exercisable right to cast a vote at a meeting of shareholders of the Company except where the right to vote is exercisable only in certain specified circumstances.

The term "associate" is very widely defined. A person is an "associate" of another person if (i) the persons are acting jointly or in concert, (ii) the first person acts, or is accustomed to act, in accordance with the wishes of the other person, (iii) the persons are related companies, (iv) the persons have a business relationship, personal relationship or an ownership relationship such that they should, under the circumstances, be regarded as associates, or (iv) the first person is an associate of a third person who as an associate of the other person and the nature of the relationships between any of those persons is such that under the circumstances, the first person should be regarded as an associate of the other person. A director of a company or other body corporate is not an associate of that company or body corporate merely because he or she is a director of that company or body corporate.

The Code contains detailed requirements for partial offers and full offers, and other features which include:

 .    detailed disclosure requirements for both the offeror and Telecom's board specifying the contents of the offeror's takeover notice and Telecom's statement in response;

 .    an offer must be on the same terms and conditions, including the same consideration, to all holders of securities of the same class;

 .    a requirement for directors to obtain a report on the merits of an offer from an advisor whom the Takeovers Panel considers is independent and has approved;

 .    the offer must be open between 30 and 90 days, although a full offer can be extended up to 60 days if it is not conditional on a minimum level of acceptance or minimum acceptance conditions have been satisfied;

 .    where the offeror holds or controls less than 50% of the voting securities, the offer must be conditional on receiving acceptances which will bring the offeror's total holding above the 50% threshold, unless it is a partial offer and shareholder approval for a lesser percentage is obtained;

 .    although an offer can be conditional, the conditions cannot depend on the judgment of the offeror or be within the offeror's power or control;

 .    offers may be varied to increase the consideration or add a cash component to the consideration. If the offer is varied, the variation must apply to all offerees whether or not they have already accepted;

 .    restrictions, except in limited circumstances, any tactics by directors which might "frustrate" an offer.

If the Code is breached, the Takeovers Panel has a limited power to make restraining orders preventing an acquisition or suspending the right to vote securities acquired in breach of the Code, for a period of up to 21 days. Otherwise, the remedy for non-compliance with the Code is to apply to the High Court, which has the power to grant much wider orders restraining conduct, directing the sale of securities or controlling the exercise of voting rights. The Court may excuse contravention where the breach was inadvertent, and the panel may grant retrospective exemptions. In addition, the Takeovers Act 1993 provides for the High Court to impose financial penalties for a contravention of the Code. The Takeovers Panel cannot compel the party in breach to make a full takeover offer.

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

The Constitution prohibits the exercise of voting rights and transfer of Shares in certain circumstances. The Constitution also allows the Board to set the record date for determining who may vote and what Shares may be voted at a meeting of shareholders. Such record date may be as late as 5 p.m. on the day before such meeting. See "- Further Restrictions Relating to ADRs" for a description of the voting procedure in respect of ADRs.

The Constitution provides that shareholders may exercise the right to vote by being present in person or be represented by proxy or representative (if a shareholder is a body corporate). Proxies and representatives are entitled to be heard at a meeting of shareholders as if they were shareholders.

The Constitution requires 15 business days notice to the NZSE of certain details of transactions where an insider will acquire Shares alone or with others which would cause them and their associated persons to control over 20% of the votes attaching to the Company's Shares or, once that 20% threshold has been exceeded, to increase such control by more than 5% in any 12 month period. For these purposes insiders are directors, associated persons of directors and persons with non-public materially price sensitive information about the Company. Failure to give the required notice empowers the Company to prevent the defaulting party from voting all or any of its Shares on a poll and allows the Company to sell such Shares on one month's notice provided the default has not been remedied and those Shares have not already been transferred.

The provisions referred to under the headings "Limitations on Shareholdings", "Takeovers Code" and "Limitations on Voting" apply to an ADR holder because of the nature of the holder's interest in the underlying Shares. Accordingly, if any such holder is in breach of any such provisions the Shares to which such holder's ADRs relate may be disenfranchised or compulsorily sold.

Further Restrictions Relating to ADRs

Telecom has established an ADR facility to provide for the deposit of Shares and the creation of ADSs representing the Shares so deposited and for the execution and delivery of ADRs evidencing such ADSs. Telecom and Citibank, N.A. (as depositary ("Depositary")) are parties to the Second Amended and Restated Deposit Agreement dated as of March 7, 2000 ("Deposit Agreement") in relation to such facility. The Deposit Agreement contains a number of restrictions relating to ADRs and these are summarised below.

Telecom is required by its Constitution to make proxy forms available to shareholders for purposes of voting at each meeting of shareholders. Upon receipt of notice of any meeting of holders of Shares, the Depository will, as soon as practicable fix a record date for voting by holders of ADRs. The Depositary will, following Telecom's written request, mail to holders of ADRs the notice of meeting, and a statement that the holders of ADRs at the close of business on the record date will be entitled, subject to any applicable law, the Constitution and the provisions governing the Shares, to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares underlying the ADRs and to demand a poll, and a brief statement as to the manner in which such voting instructions may be given.

The holders of ADRs at the close of business on the record date are entitled under the Deposit Agreement, subject to any applicable law, the Constitution and the provisions governing the Shares to instruct the Depositary as to the exercise of the voting rights pertaining to the underlying Shares in the event of a poll being called and to demand a poll. If a poll is called and no voting instructions are received by the Depositary from an owner of ADRs then the Depositary will not vote the Shares underlying such ADRs or cause such Shares to be voted.

The Depositary has agreed to, insofar as practicable, vote (in person or by proxy) the underlying Shares in accordance with such voting instructions. The Depositary has agreed not to vote the underlying Shares unless it has received voting instructions in respect of the Shares. If the Depositary receives voting instructions which are signed but have not been completed to instruct voting for or against a particular item, the Depositary will deem the holder to have instructed the Depositary to vote in favour of the item. The Depositary is not entitled to vote by voice or on a show of hands. The Depositary will not demand a poll unless specifically instructed by at least five holders of ADRs representing underlying Shares carrying the right to vote at the meeting (i) which represent not less than 10% of the total voting rights capable of being cast at such meeting, or (ii) which confer a right to vote at such meeting and on which the sum paid to the Company represents not less than 10% of the total sum paid to the Company on all Shares which confer a right to vote at such meeting. The Deposit Agreement does not provide holders of ADRs the right to cause the Depositary to request a meeting of shareholders or to attend and vote at a meeting of shareholders.

Each owner and beneficial owner of ADRs must comply with information requests from the Company, the Board and the Kiwi Shareholder pursuant to New Zealand law, the rules of the New Zealand Stock Exchange, and any other stock exchange on which the Shares are listed or the Constitution. This information may include the capacity in which the holder or beneficial owner owns ADSs, ADRs or Shares, the identity, address and the nature and extent of interest of any other person having a relevant interest in the ADSs or Shares. Each holder or beneficial owner of ADRs who is requested to provide such information must inform the Depositary of all relevant information and the Depositary will forthwith pass on such information to the Board or the Kiwi Shareholder (as applicable).

The Company may restrict transfers of Shares where the transfer might result in ownership of Shares exceeding limits imposed by applicable law or the Constitution. The Company or the Depositary upon the written request of the Company may also restrict, in such manner as it deems appropriate, transfers of ADSs where the transfer may result in the total number of Shares represented by the ADSs owned by a single holder or beneficial owner to exceed any such limits. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any holder or beneficial owner in excess of the limits imposed by any applicable law or the Constitution, including the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or mandatory sale or disposition on behalf of a holder or beneficial owner of the Shares underlying the ADRs held by such holder or beneficial owner in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the Constitution.

If the Depositary, the Custodian or their nominee receives a notice from the Board or the Kiwi Shareholder that it intends to declare that certain Shares are held in breach of the limitations on shareholdings contained in the Constitution ("Affected Shares"), the Depositary will send a copy of the notice to the beneficial owner or holder of the Affected Shares or any person having a relevant interest in the Affected Shares by virtue of ADRs ("Beneficial Holder") specified or, if no Beneficial holder is specified, to each holder of ADRs. Any holder of ADRs receiving such a notice or a person nominated by the holder may make representations for and on behalf of the Depositary or the Custodian as to why such Shares should not be treated as Affected Shares.

If the Depositary, the Custodian or their nominee receives a notice from the Board or the Kiwi Shareholder declaring that any Shares have been declared Affected Shares, the Depositary shall give notice to each Beneficial Holder identified in such notice of the action to be taken by the Depositary or if no Beneficial Holder is specified, to each holder of ADRs. With respect to any Affected Shares where a Beneficial Holder is specified, the Depositary must deny the voting instruction rights attaching to any ADR representing Affected Shares to the extent the Depositary, the Custodian, or their nominee is denied voting rights. If such notice does not state the number of Shares to which it relates, then the total number of Shares represented by ADRs held by the Beneficial Holder shall be deemed to be Affected Shares. If such notice does not identify a specific Beneficial Holder, then the Depositary shall give notice to all holders of ADRs and deny the voting instruction rights attaching to Affected Shares pro rata among the holders based upon the number of ADSs held by them.

In the event of a Beneficial Holder receiving such a notice, the Beneficial Holder must immediately take such steps as may be required to become the registered holder of the ADRs representing the Affected Shares on the books of the Depositary. The Constitution requires that the Kiwi Shareholder consult with the Board prior to determining that Shares are Affected Shares and, therefore, prior to sending any notice that does not identify a specific Beneficial Holder. The Company has agreed in the Deposit Agreement to take all reasonable steps to identify the specific Beneficial Holders who have a relevant interest in Affected Shares in breach of the relevant limitation.

Under the Constitution, the Board and the Kiwi Shareholder may sell Affected Shares for the account of the registered holder. If any Affected Shares represented by ADRs are sold, the ADRs shall thereafter represent only the right to receive any cash received by the Depositary in respect thereof, less the fees of the Depositary for cancellation of the ADRs and any expenses incurred or paid by the Depositary in distributing such cash and unsold Shares or other property unaffected by the notice to the Beneficial Holder of the ADR. The Depositary will give notice to the Beneficial Holder (or holder where no Beneficial Holder is specified) of an ADR of any sale effected forthwith upon receiving such notice from the Board or the Kiwi Shareholder. Upon receiving such notice, the Beneficial Holder must surrender the ADR for cancellation and, if applicable, issuance of a new ADR.

The Board will not, and will use its reasonable efforts to obtain the consent of the Kiwi Shareholder not to, sell any Affected Shares without delivering to the Depositary a notice specifying the number of Affected Shares and the identity of the Beneficial Holder of the ADRs representing Affected Shares. In the event that such notice is not given to the Depositary, the Depositary will immediately
(i) notify all holders of ADR that their ADRs, on and after the date of such sale of Affected Shares represent their pro rata share of the remaining deposited Shares, and (ii) upon receipt of the cash proceeds of any such sale of Affected Shares, distribute such cash proceeds pro rata to all holders of ADRs in accordance with the terms of the Deposit Agreement. Thereafter, upon the surrender of any ADR the Depositary will, subject to the terms of the Deposit Agreement, deliver only the holder's pro rata share of the remaining deposited Shares.

Each ADR holder or owner must take every reasonable step in accordance with any notice given regarding any Affected Shares to ensure that theprovisions of section 3.5 of the Deposit Agreement are effective. Except to the extent provided in the Constitution, the Board and the Kiwi Shareholder are under no obligation to give, modify or withdraw any such notice. Any resolution or determination of, or decision or exercise of any discretion or power by, the Company, the Board, the Kiwi Shareholder or the Depositary under or pursuant to the Constitution, or the Deposit Agreement shall be final, conclusive and binding on any ADR holder or beneficial owner or other person affected thereby and shall not be subject to challenge. Neither the Company, the Board, the Kiwi Shareholder, the Depositary, the Custodian nor any registrar shall be liable to any person who fails to act in accordance with such provisions or who is affected by any decision or exercise of any discretion or power by the Company, the Board, the Kiwi Shareholder, the Depositary, the Custodian, or any registrar.

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

Dividends

For United States federal income tax purposes, the gross amount of all dividends paid (without reduction for New Zealand withholding tax) with respect to ADSs or Shares out of current or accumulated earnings and profits as determined under United States federal income tax principles ("E&P") to a United States holder will be treated as foreign source ordinary income to such holder. See "-New Zealand Taxation - Dividends." United States corporations that hold ADSs or Shares will not be entitled to the dividends received deduction generally available for dividends received from United States corporations (and certain non-United States corporations). To the extent a distribution exceeds E&P, it will be treated first as a return of the holder's basis to the extent thereof, and then as gain from the sale of a capital asset.

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

Dividends

New Zealand generally imposes a 30% withholding tax on dividends paid by a New Zealand corporation to a non-resident shareholder. However, to the extent to which dividends have maximum imputation credits attached (see further below) the rate of withholding is 15%. Also reduced rates (generally 15% at the maximum rate allowed) apply to non-resident shareholders who are entitled to the benefits of an income tax treaty.

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

Other Tax Matters

No stamp duty is payable in New Zealand on transfers of the Shares and no notice of such transfers need be given by a shareholder to New Zealand fiscal authorities. New Zealand Goods and Services Tax ("GST") does not apply to Share issues or transfers.

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

Item 8 - Selected Financial Data

The selected consolidated financial data set forth below has been derived from the Company's audited Consolidated Financial Statements for each of the reporting periods in the five year period ended 30 June 2000 which have been reported on by PricewaterhouseCoopers (formally Coopers & Lybrand which merged with Price Waterhouse in July 1998), independent chartered accountants, subject to certain reclassifications of data from prior years to conform to current year classifications. Effective 1 April 1999, the Telecom Group changed its balance date from 31 March to 30 June. The selected consolidated financial data set out below includes the transition period result for the three months ended 30 June 1999. The data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and accompanying Notes.

                                                                                                     Three
                                                                                                     Months
                                                                                                     Ended
                                                                   Years Ended 31 March             30 June    Year Ended 30 June
                                                         -------------------------------------------------------------------------
                                                           1996       1997      1998       1999       1999       2000       2000
                                                            NZ$        NZ$       NZ$        NZ$        NZ$        NZ$        US$
                                                         -------------------------------------------------------------------------
                                                                 (Dollars in millions, except per share and per ADS amounts)
Statement of Financial Performance Data
Amounts in accordance with New Zealand GAAP:
Operating revenues
    Local service                                            937        959      1,025      1,058        264      1.064        499
    Calling                                                1,144      1,176      1,242      1,161        270      1,488        698
    Interconnection (a)                                        -         66         56         65         20         90         42
    Cellular and other mobile services                       313        316        431        484        132        717        336
    Data                                                     217        256        305        342         96        535        251
    Other operating revenues                                 298        310        339        324         66        437        205
    Abnormal revenue (b)                                       -          -          -         16         15         15          7
    Total operating revenues                               2,909      3,083      3,398      3,450        863      4,346      2,038
Operating expenses
    Labour                                                   456        471        494        479        112        486        228
    Depreciation                                             494        544        564        553        136        583        273
    Cost of sales                                            270        309        398        451        118      1,079        506
    Other operating expenses                                 474        528        565        552        133        772        362
    Abnormal expenses (c)                                      -        152         37         15         22          -          -
    Total operating expenses                               1,694      2,004      2,058      2,050        521      2,920      1,369
Surplus from continuing operations                         1,215      1,079      1,340      1,400        342      1,426        669
Net interest expense                                          92         99        127        110         22        180         85
Surplus from continuing operations before income tax       1,123        980      1,213      1,290        320      1,246        584
Income tax expense                                           377        311        397        411         98        395        185
Surplus from continuing operations after income tax          746        669        816        879        222        851        399
Gain/(loss) from discontinued operations (d)                 (30)       (87)        30          -          -          -          -
Capital note distribution costs after income tax               -          -         26         55         13         54         25
Net earnings attributable to shareholders (e)                717        581        820        822        202        783        367
Earnings per Share from continuing operations (f)          0.395      0.355      0.443      0.469      0.115      0.447      0.209
Earnings per ADS from continuing operations (f)             3.16       2.84       3.54       3.75      0.920       3.58       1.67
Dividends per Share (g)                                    0.350      0.390      0.430      0.460      0.115      0.460      0.216
Amounts in accordance with US GAAP (h):
Net surplus from continuing operations (e)                   745        762        733        768        211        733        344
Net earnings attributable to shareholders (e)                715        675        763        768        211        733        344
Basic earnings per Share from continuing operations (f)    0.394      0.404      0.410      0.438      0.120      0.418      0.196
Basic earnings per ADS from continuing operations (f)       3.15       3.23       3.28       3.50      0.960       3.34       1.57
Diluted earnings per Share from continuing operations (f)  0.394      0.404      0.410      0.439      0.120      0.417      0.196
Diluted earnings per ADS from continuing operations (f)     3.15       3.23       3.28       3.51      0.960       3.34       1.57

                                                                 As at 31 March                         As at 30 June
                                                   ----------------------------------------------------------------------------
                                                         1996      1997      1998       1999       1999      2000      2000
                                                          NZ$       NZ$       NZ$        NZ$        NZ$       NZ$       US$
                                                   ----------------------------------------------------------------------------
                                                                              (Dollars in Millions)
Statement of Financial Position Data
Amounts in accordance with New Zealand GAAP:
Fixed assets                                           3,632      3,763      3,793      3,780      3,774      4,250      1,993
Total assets                                           4,492      4,618      5,165      5,375      5,242      7,981      3,743
Debt due within one year                                 272        524        746      1,130      1,064      1,462        686
Long term debt                                         1,288      1,285      1,292      1,112      1,003      2,861      1,342
Total liabilities                                      2,343      2,976      3,155      3,341      3,207      5,819      2,729
Total capital funds (i)                                2,148      1,643      2,010      2,034      2,035      2,162      1,014
Amount in accordance with US GAAP (h):
Total shareholders' funds (i)                          2,356      1,961      1,276      1,325      1,335      1,321        620

(a) Interconnection revenues for the year ended 31 March 1996 are not disclosed separately due to confidentiality agreements, but are instead included in local service, calling and other operating revenues.

(b) In March 2000, AAPT completed the sale of its wholly owned subsidiary AAPT Sat-Tel Pty Limited to New Skies Networks Australia Pty Limited. Included in the Consolidated Statement of Financial Performance are post acquisition profits relating to this sale, before minority interests, of $15 million.

     During the three months ended 30 June 1999, a gain of $15 million was recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross border finance lease.

     The liquidation of Telecom's executive share ownership plan (the "Executive Plan") was completed in March 1999. The Trustee of the Executive Plan disposed of the 1.9 million unallocated shares held on trust and remitted the NZ$16 million net proceeds to Telecom as the residuary beneficiary.

(c) During the three months ended 31 March 1999, the costs of buying out the terms of certain onerous contracts were identified and provided for. The contracts were onerous as the unavoidable costs of meeting the contractual obligations exceeded their economic benefits.

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

(g) Dividends per Share are presented on the basis of the financial reporting period to which they relate. See "Dividends".

(h) The principal differences between the amounts shown in accordance with NZ GAAP and those shown in accordance with US GAAP arise from:

     .    the treatment of the capitalisation of interest costs
     .    the recognition of costs incurred in terminating interest rate swaps
     .    accruals for compensated absences
     .    the method of providing for deferred income taxes
     . the recognition of amounts relating to the executive share ownership plan

     . the recognition of accruals for restructuring, Year 2000 modification and onerous contract costs
     .    the recognition of losses incurred by associated companies
     . the recognition within other comprehensive income of unrealised losses on the holding of available for sale securities
     .    the timing of reflection of dividends in retained earnings.

(i) Capital funds includes both shareholders' funds and other items included in equity under New Zealand GAAP, such as capital securities and minority interests. For US GAAP, such other items are not included in shareholders' funds.

     In February 1997, the Company commenced a share repurchase programme. The repurchase programme was completed on 19 December 1997. A total of 138,093,860 shares were repurchased under the programme at a total cost of NZ$1,001 million.

Dividends

In light of the Company's requirements to maintain strong cash flows and financial flexibility while committing significant investment for growth, a new dividend policy was implemented on 1 July 2000. The Company now targets a dividend pay-out ratio of approximately 50% of net earnings. This policy will be dependent on earnings, cash flow, and other investment opportunities that may arise in the future.

The dividend is paid in December, March, June and September in respect of each fiscal quarter. The amounts of historical dividends are not necessarily indicative of dividends to be paid in the future. But as a matter of practice, the Company looks to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level that accommodates the target ratio for the full year.

The table below sets forth the dividends paid to shareholders with respect to the 1996 to 2000 fiscal periods:


-----------------------------------------------------------------------------------------------------------------------
Period                             NZ$ Per Share                                     US$ Per ADS (a)
ended                  Interim/                                            Interim/
                      Quarterly            Final             Total        Quarterly            Final         Total
-----------------------------------------------------------------------------------------------------------------------
March 1996           (b) 0.0850                 -                         (b) 0.890                -
                     (b) 0.0850                 -                         (b) 0.890                -
                         0.0850                 -                             0.917                -
                         0.0950                 -            0.350            1.034                -             3.731
March 1997               0.0950                 -                             1.046                -
                         0.0950                 -                             1.061                -
                         0.0950                 -                             1.045                -
                         0.1050                 -            0.390         (c)0.579                -          (c)2.155
March 1998               0.1050                 -                             0.627                -
                         0.1050                 -                             0.492                -
                         0.1050                 -                             0.560                -
                      (d)0.0350                 -                             0.181                -
                      (d)0.0800                 -            0.430            0.330                -             2.190
March 1999               0.1150                 -                             0.466                -
                         0.1150                 -                             0.480                -
                         0.1150                 -                             0.490                -
                         0.1150                 -            0.460            0.490                -             1.926
June 1999             (e)0.1150                 -            0.115            0.481                -             0.481
June 2000                0.1150                 -                             0.452                -
                         0.1150                 -                             0.480                -
                         0.1150                 -                             0.461                -
                         0.1150                 -            0.460            0.454                -             1.847

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

(e) Effective 1 April 1999, Telecom changed its balance date from 31 March to 30 June. A normal quarterly dividend was paid for the three month transition period ended 30 June 1999.

Telecom operates a dividend reinvestment plan under which shareholders may reinvest some or all of their dividends in shares issued by the Company.

Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations

The information required by this Item is set out in:

 .    Management's Discussion and Analysis of Financial Condition and Results of
     Operations for the fiscal year ended 30 June 2000 filed herewith. See Item 19.

 .    Management's Discussion and Analysis of Financial Condition and Results of
     Operations for the fiscal year ended 30 June 1999 filed herewith. See Item 19.

 .    Management's Discussion and Analysis of Financial Condition and Results of
     Operations for the Transition Period 1 April 1999 to 30 June 1999 (the "Transition Period") filed herewith. See Item 19.

These documents replace and supercede the MD&A's for the respective periods previously filed with the Commission.

Item 9A - Quantitative and Qualitative Disclosures About Market Risk

The information required by this Item is set out in the following sections of the MD&A:

 .    Market Risk- page 10 of Exhibit 2.
 .    Interest Rate Risk Management-page 11 of Exhibit 2.
 .    Foreign Exchange Risk Management- page 11 of Exhibit 2.

and in the following sections of the Notes:

 .    Derivative Financial Instruments - Note 1.
 .    Financial Instruments and Risk Management- Note 19.

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

As of 1 December 2000, the Directors of the Company (including the Managing Director) were as follows:

Dr Roderick S Deane - Chairman
Dr Deane became Chairman in October 1999 after seven years as Chief Executive and Managing Director. Dr Deane is a member of the Audit and Human Resources/Compensation Committee.

Mr G Peter Shirtcliffe - Director
Mr Shirtcliffe has been a Director of Telecom since its incorporation in April 1987. He was appointed Chairman in September 1990 and retired as Chairman on 30 September 1999. He remains on the Board as a non-executive director. Mr Shirtcliffe is a member of the Audit Committee.

Ms Theresa Gattung - Managing Director
Ms Gattung was appointed Telecom Managing Director and Chief Executive in October 1999.

Mr John C King - Director
Mr King has been a Telecom Director since September 1990. He is a member of the Human Resources/Compensation Committee.

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

Executive Officers

As at 1 December 2000, the Executive Officers of Telecom (except the Managing Director) were as follows:

Mr Marko Bogoievski - Chief Financial Officer
Mr Bogoievski joined Telecom in his present position in May 2000. Mr Bogoievski is responsible for finance and strategy. Mr Bogoievski is a director of Telecom New Zealand Limited. He is also a director of other Telecom subsidiaries.

Mr Mark Verbeist - General Counsel
Mr Verbeist joined Telecom in his present position in November 2000. Mr Verbeist is responsible for legal, compliance and risk management. Mr Verbeist is a director of various Telecom subsidiaries.

Mr Kevin Stratful -General Manager Sales & Service
Mr Stratful joined Telecom in his present position in January 2000. He is responsible for Telecom sales and service.

Mr Mohan Jesudason - General Manager Telecom Mobile Limited
Mr Jesudason joined Telecom in September 1996 as General Manager, Business. He was appointed to his present position in November 2000. Mr Jesudason leads the trans-tasman mobile business which brings together Telecom and AAPT's mobile business.

Mr Mark Ratcliffe - Chief Information Officer
Mr Ratcliffe joined Telecom in May 1991 as Credit Manager. He was appointed to his present position in November 2000.

Mr Graham Mitchell - General Manager Telecom Internet & Media
Mr Graham Mitchell rejoined Telecom in his present position in April 1999 having previously worked for Telecom for some years in various roles. Mr Mitchell is responsible for the trans-tasman internet business which brings together XTRA and Directories in New Zealand together with connect.com.au in Australia. Mr Mitchell is a director of Telecom Directories Limited.

Ms Jane Freeman - General Manager esolutions
Ms Freeman joined Telecom in her present position in December 1999.

Mr Bruce Parkes - General Manager Government & Industry Relations
Mr Parkes joined Telecom in May 1993 as Strategic Development Manager. He was appointed to his present position in November 1999.

Ms Jane Austin - General Manager Corporate Communications
Ms Austin joined Telecom in 1989 as Communications Manager, Telecom Wellington Limited. She was appointed to her present position in December 1999.

Mr Glen Petersen - General Manager Human Resources Mr Petersen joined Telecom in his present position in September 2000.

Mr David Bedford - Chief Operating Officer, AAPT
Mr Bedford joined Telecom in January 1993 as General Manager Human Resources. He was appointed to his present position in November 2000.

Ms Karyn Devonshire - Group General Manager TCNZ Corporate Australia
Ms Devonshire joined Telecom in December 1997 as General Manager Information Services. She was appointed to her present position in February 2000.

Mr Simon Moutter - Group General Manager, Network
Mr Moutter joined Telecom in September 1999 as General Manager, Network Delivery. He was appointed to his present position in November 2000.

None of the Executive Officers have fixed term contracts.

Item 11 - Compensation of Directors and Officers

The aggregate amount of compensation payable by Telecom in respect of the Directors and Executive Officers as a group during fiscal 2000 was NZ$7,077,556. Nothing was set aside during Fiscal 2000 to provide pension, retirement and similar benefits to the Executive Officers.

The total of the remuneration and value of other benefits received by the Directors of the Company during the year is set out in the "Directors Remuneration" section of the Annual Report, which is incorporated herein by reference. See page 74 of the Annual Report.

Item 12 - Options to Purchase Securities from Registrant or Subsidiaries

The Company has in place an Executive Share Option Plan. See Note 18 "Telecom Share Options", for a description of this plan, which is incorporated herein by reference. In addition to the options referred to in Note 18, 4,837,271 options were granted in the period to 30 November 2000, and 389,717 options with a weighted average exercise price of NZ $7.942 lapsed. As at 30 November 2000, 11,181,629 options are outstanding under this plan.

Item 13 - Interest of Management in Certain Transactions

The information required by this Item is set out in Note 22 and is incorporated herein by reference.

                                    PART II
                                    -------

Item 14 - Description of Securities to be Registered

Not applicable.


                                   PART III
                                   --------

Item 15 - Defaults Upon Senior Securities

None.

Item 16 - Changes In Securities And Changes In Security For Registered
Securities

Telecom and The Bank of New York (as the original depository) were parties to a deposit agreement dated as of March 7, 1994 (as amended as of April 1, 1997). Citibank, N.A. accepted appointment as depository on 4 February 2000 and replaced The Bank of New York. Citibank, N.A. and Telecom entered into the Second Amended and Restated Deposit Agreement as of March 7, 2000 thereby amending the existing deposit agreement and establishing an ADR facility with Citibank, N.A. Such alterations did not materially modify the rights of holders of ADRs (representing ADSs). See Item 6 "- Further Restrictions Relating to ADRs".

On 12 October 2000, Telecom altered its constitution to reflect changes to the NZSE Listing Rules and to adopt certain other administrative changes. Such alterations did not materially modify the rights of Shareholders.

                                    PART IV
                                    -------

Item 17 - Financial Statements

Not applicable.


Item 18 - Financial Statements

See Item 19 for a list of Financial Statements included as part of this Report.

Valuation and Qualifying Accounts

The table below shows movements in the allowance for doubtful accounts for the 1999 and 2000 fiscal years and the three month transition period ended 30 June 1999:

                          Balance at     Acquisitions and     Additions charged
                          beginning       disposals of         to costs and         Balance at
                          of period       subsidiaries           expenses          end of period
------------------------------------------------------------------------------------------------
(Dollars in millions)        NZ$              NZ$                   NZ$                 NZ$
------------------------------------------------------------------------------------------------
30 June 2000                 23               27                     7                  57
30 June 1999                 22                -                     1                  23
31 March 1999                20                -                     2                  22

The table below shows movements in the provision for inventory obsolescence for the 1999 and 2000 fiscal years and the three month transition period ended 30 June 1999:

                            Balance at     Additions charged     Deductions for
                            beginning          to costs            inventory         Balance at
                            of period        and expenses         written off       end of period
------------------------------------------------------------------------------------------------------
(Dollars in millions)          NZ$               NZ$                  NZ$                NZ$
------------------------------------------------------------------------------------------------------
30 June 2000                      11             3                     -                 14
30 June 1999                      11             -                     -                 11
31 March 1999                      9             2                     -                 11

Change of Balance Date

Effective 1 April 1999, the Company changed its annual balance date from 31 March to 30 June. A transition report covering the period 1 April 1999 to 30 June 1999 was filed.

Item 19 - Financial Statements and Exhibits

Financial Statements

1. The report of PricewaterhouseCoopers Independent Accountants is filed herewith. See F-1.

2. The Consolidated Financial Statements including the Notes are filed herewith. See F-2 to F-52

Exhibits

1. The Constitution of the Company as amended at the Annual Meeting of Shareholders held on 12 October 2000-previously filed under cover of Form 6-K dated 8 December 2000.

2. Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended 30 June 2000.

3. Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended 31 March 1999.

4. Management's Discussion and Analysis of Financial Condition and Results of Operations for the Transition Period 1 April 1999 to 30 June 1999.

Report of Independent Accountants

To the Board of Directors and
Shareholders of Telecom Corporation of New Zealand Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of financial performance, movements in capital funds and cash flows present fairly, in all material respects, the financial position of Telecom Corporation of New Zealand Limited and its subsidiaries at 30 June 2000 and 1999, and their results of operations and their cash flows for the years ended 30 June 2000, the three months ended 30 June 1999, and the years ended 31 March 1999 and 1998, in conformity with generally accepted accounting practice in New Zealand. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with both generally accepted auditing standards in New Zealand and generally accepted auditing standards in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. Generally accepted accounting principles in New Zealand vary in certain significant respects from generally accepted accounting principles in the United States. The application of the latter would have affected the determination of consolidated net earnings expressed in New Zealand dollars for the year ended 30 June 2000, the three months ended 30 June 1999 and the years ended 31 March 1999 and 1998 and the determination of consolidated shareholders' funds, also expressed in New Zealand dollars, at 30 June 2000 and 1999 and 31 March 1999 to the extent summarized in Note 30 to the consolidated financial statements.




                                                 /s/ PricewaterhouseCoopers
Wellington, New Zealand                          PricewaterhouseCoopers
10 August 2000                                   Chartered Accountants

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                Consolidated Statement of Financial Performance

For the year ended 30 June 2000

                                                                                 Three
                                                                                months
                                                             Year ended          ended         Year ended
                                                              31 March          30 June          30 June
                                                         ---------------------------------------------------
                                                           1998         1999      1999       2000      2000
------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)   notes     NZ$          NZ$       NZ$        NZ$       US$
------------------------------------------------------------------------------------------------------------
Operating revenues
   Local service                                              1,025     1,058        264     1,064       499
   Calling                                          2         1,242     1,161        270     1,488       698
   Interconnection                                               56        65         20        90        42
   Cellular and other mobile services                           431       484        132       717       336
   Data                                                         305       342         96       535       251
   Other operating revenues                         2           339       324         66       437       205
   Abnormal revenues                                4             -        16         15        15         7
                                                         ---------------------------------------------------
                                                              3,398     3,450        863     4,346     2,038
                                                         ---------------------------------------------------
Operating expenses
   Labour                                           3           494       479        112       486       228
   Depreciation                                                 564       553        136       583       273
   Cost of sales                                                398       451        118     1,079       506
   Other operating expenses                         3           565       552        133       772       362
   Abnormal expenses                                4            37        15         22         -         -
                                                         ---------------------------------------------------
                                                              2,058     2,050        521     2,920     1,369
                                                         ---------------------------------------------------

Surplus from continuing operations                            1,340     1,400        342     1,426       669

Investment income                                   5            28        49         12        38        17
Interest expense                                    5          (155)     (159)       (34)     (218)     (102)
                                                         ---------------------------------------------------
Surplus from continuing operations before
   income tax                                                 1,213     1,290        320     1,246       584
Income tax expense                                  6          (397)     (411)       (98)     (395)     (185)
                                                         ---------------------------------------------------
Surplus from continuing operations after
   income tax                                                   816       879        222       851       399

Discontinued operations:                            7
  Reversal of provision for loss on disposal of
   Pacific Star Group                                            30         -          -         -         -
                                                         ---------------------------------------------------
Surplus after income tax                                        846       879        222       851       399

Share of losses of associate companies after
  income tax                                                      -         -         (7)       (6)       (3)
Minority interests in profits of subsidiaries                     -        (2)         -        (8)       (4)
                                                         ---------------------------------------------------
Net surplus                                                     846       877        215       837       392

Capital note distribution costs after income tax                (26)      (55)       (13)      (54)      (25)
                                                         ---------------------------------------------------

Net earnings attributable to shareholders                       820       822        202       783       367
                                                         ===================================================

Earnings per share from continuing operations            $    0.443 $   0.469 $    0.115 $   0.447 $   0.209
                                                         ===================================================

Net earnings per share                                   $    0.459 $   0.469 $    0.115 $   0.447 $   0.209
                                                         ===================================================
Weighted average number of ordinary
  shares outstanding (in millions)                            1,786     1,752      1,753     1,753     1,753
                                                         ===================================================

Unaudited comparative information for the three months ended 30 June 1998 and the year ended 30 June 1999 is disclosed in Note 29 of these financial statements.

                                       F2

Telecom Corporation of New Zealand Limited and Subsidiaries

              Consolidated Statement of Movements in Capital Funds

For the year ended 30 June 2000

                                                                                           Three
                                                                                           months
                                                                         Year ended         ended        Year ended
                                                                          31 March         30 June         30 June
                                                                    ----------------------------------------------------
                                                                       1998       1999       1999      2000      2000
------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                        notes      NZ$        NZ$        NZ$        NZ$       US$
------------------------------------------------------------------------------------------------------------------------
Capital funds at the beginning of the period                           1,642      2,010      2,034      2,035        954

Net earnings attributable to shareholders                                820        822        202        783        367
Movement in foreign currency translation reserve               18          1         --          1         48         23
                                                                      ------     ------     ------     ------     ------
Total recognised revenues and expenses for the period                    821        822        203        831        390

Movement in minority interests                                             4          1         --         82         39
Dividends                                                      18       (859)      (910)      (227)      (906)      (425)
Tax credit on supplementary dividends                                    103        104         25        100         47
Issue of capital notes                                         18        946         --         --         --         --
Discount on capital notes amortised                                        1          1         --          1         --
Redemption of capital notes                                               (6)        --         --         --         --
Capital contributed                                            18          2          6         --         19          9
Share repurchase                                               18       (644)        --         --         --         --
                                                                      ------     ------     ------     ------     ------

Capital funds at the end of the period                                 2,010      2,034      2,035      2,162      1,014
                                                                      ======     ======     ======     ======     ======

Represented by:

Contributed capital                                                      903        909        909        928        435
Foreign currency translation reserve                                      --         --          1         49         23
Minority interests                                                         6          7          7         89         42
Retained earnings                                                        160        176        176        153         72
Capital notes                                                            941        942        942        943        442
                                                                      ------     ------     ------     ------     ------

                                                                       2,010      2,034      2,035      2,162      1,014
                                                                      ======     ======     ======     ======     ======

                                       F3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  Consolidated Statement of Financial Position

As at 30 June 2000

                                                          31 March     30 June     30 June     30 June
                                                         ----------------------------------------------
                                                             1999        1999         2000       2000
-------------------------------------------------------------------------------------------------------
(Dollars in millions)                            notes        NZ$         NZ$          NZ$        US$
-------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash                                                           21         29           81          38
Short-term investments                              8         673        114          617         289
Receivables and prepayments                         9         754        691          918         431
Inventories                                        10          42         48           40          19
                                                         --------------------------------------------
Total current assets                                        1,490        882        1,656         777

Long-term investments                              11          47        530          455         213
Intangibles                                        12          58         56        1,620         760
Fixed assets                                       13       3,780      3,774        4,250       1,993
                                                         --------------------------------------------
Total assets                                                5,375      5,242        7,981       3,743
                                                         ============================================

LIABILITIES AND CAPITAL FUNDS
Current liabilities:
Bank overdraft                                                  9          -            -           -
Accounts payable and accruals                      14         801        821        1,242         583
Provisions - current                               15          58         64           11           5
Debt due within one year                           16       1,130      1,064        1,462         686
Provision for dividend                             18         228        227          227         106
                                                         --------------------------------------------
Total current liabilities                                   2,226      2,176        2,942       1,380

Deferred taxation                                   6           -         25           13           6
Provisions - non-current                           15           3          3            3           1
Long-term debt                                     17       1,112      1,003        2,861       1,342
                                                         --------------------------------------------
Total liabilities                                           3,341      3,207        5,819       2,729
                                                         --------------------------------------------
Commitments and contingent liabilities           20,21

Capital funds:                                     18
Shareholders' funds                                         1,085      1,086        1,130         530
Capital notes                                                 942        942          943         442
Minority interests                                              7          7           89          42
                                                         --------------------------------------------
Total capital funds                                         2,034      2,035        2,162       1,014
                                                         --------------------------------------------
Total liabilities and capital funds                         5,375      5,242        7,981       3,743
                                                         ============================================

On behalf of the Board

RODERICK DEANE, Chairman                 THERESA GATTUNG, Chief Executive and
                                         Managing Director
                                         Wellington, 10 August 2000

                                       F4

Telecom Corporation of New Zealand Limited and Subsidiaries

          Consolidated Statement of Cash Flows

For the year ended 30 June 2000

                                                                                                         Three
                                                                                                         months
                                                                                       Year ended         ended       Year ended
                                                                                        31 March         30 June       30 June
                                                                                ---------------------------------------------------
                                                                                     1998      1999       1999      2000     2000
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                                 note            NZ$       NZ$        NZ$       NZ$      US$
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Cash was provided from/(applied to):
    Cash received from customers                                                      3,285     3,423       872     4,192     1,966
    Proceeds from cross border lease                                                     --        --        15        --        --
    Proceeds from liquidation of Executive Plan, net                                     --        16        --        --        --
    Interest income                                                                      20        41        10        19         9
    Dividend income                                                                       3         4         1         4         2
    Payments to suppliers and employees                                              (1,273)   (1,380)     (399)   (2,093)     (981)
    Restructuring, onerous contracts and Year 2000 payments                             (60)      (65)      (16)      (58)      (27)
    Income tax (paid)/refunded                                                         (289)     (304)       51      (311)     (146)
    Interest paid on debt                                                              (149)     (161)      (41)     (208)      (98)
                                                                                ---------------------------------------------------
Net cash flows from operating activities                                25            1,537     1,574       493     1,545       725
                                                                                ---------------------------------------------------
Cash flows from investing activities
Cash was provided from/(applied to):

    Sale of fixed assets                                                                 11        21         1        57        27
    (Purchase)/sale of short-term investments, net                                     (461)     (252)      560      (486)     (228)
    Purchase of long-term investments                                                    (8)       --      (104)     (238)     (112)
    Proceeds from sale of subsidiary companies                                           --        16        --        95        45
    Acquisition of AAPT Limited, excluding cash acquired                                 --        --      (385)   (1,189)     (558)
    Purchase of fixed assets                                                           (559)     (554)     (142)     (837)     (393)
    Capitalised interest paid                                                           (14)       (9)       (3)      (18)       (8)
    Redemption of notes receivable                                                       46        --        --        --        --
                                                                                ---------------------------------------------------
Net cash flows applied to investing activities                                         (985)     (778)      (73)   (2,616)   (1,227)
                                                                                ---------------------------------------------------

Cash flows from financing activities
Cash was provided from/(applied to):

    Proceeds from long-term debt                                                        269        12         9     1,850       867
    Repayment of long-term debt                                                        (191)     (199)      (49)     (246)     (115)
    Proceeds/(repayment) of short-term debt, net                                        102       378      (135)      466       219
    Capital contributed                                                                   2         6        --        23        11
    Dividends paid                                                                     (841)     (914)     (228)     (894)     (420)
    Capital note distribution costs paid                                                (26)      (79)       --       (77)      (36)
    Share repurchase                                                                   (808)       --        --        --        --
    Proceeds from issue of capital notes, net                                           940        --        --        --        --
                                                                                ---------------------------------------------------
Net cash flows from/(applied to) financing activities                                  (553)     (796)     (403)    1,122       526
                                                                                ---------------------------------------------------

Net cash flow                                                                            (1)       --        17        51        24
Foreign currency translation adjustment                                                  --        --        --         1        --
Opening cash position (including bank overdrafts)                                        13        12        12        29        14
                                                                                ---------------------------------------------------
Closing cash position (including bank overdrafts)                                        12        12        29        81        38
                                                                                ===================================================

                                       F5

Telecom Corporation of New Zealand Limited

          Statement of Financial Performance

For the year ended 30 June 2000

                                                                          Parent Company
                                                    ----------------------------------------------------------
                                                       Year ended    Three months           Year ended
                                                        31 March     ended 30 June           30 June
                                                    ----------------------------------------------------------
                                                          1999            1999           2000          2000
--------------------------------------------------------------------------------------------------------------
(Dollars in millions)                       notes          NZ$             NZ$            NZ$           US$
--------------------------------------------------------------------------------------------------------------
Operating revenues                           2             806             202            822           386

Operating expenses                                           -               -              -             -
                                                    ----------------------------------------------------------
Surplus from operations                                    806             202            822           386

Investment income                            5              37              11            104            48
Interest expense                             5            (196)            (54)          (254)         (119)
                                                    ----------------------------------------------------------
Surplus before income tax                                  647             159            672           315

Income tax credit                            6              52              15             50            24
                                                    ----------------------------------------------------------
Net earnings                                               699             174            722           339
                                                    ==========================================================

Statement of Movements in Capital Funds

          For the year ended 30 June 2000


                                                                          Parent Company
                                                    ----------------------------------------------------------
                                                       Year ended    Three months           Year ended
                                                        31 March     ended 30 June           30 June
                                                    ----------------------------------------------------------
                                                          1999            1999           2000          2000
--------------------------------------------------------------------------------------------------------------
(Dollars in millions)                        note         NZ$             NZ$            NZ$           US$
--------------------------------------------------------------------------------------------------------------
Capital funds at the beginning of the                      795             694           666            312
period

Net earnings                                               699             174           722            339
                                                    ----------------------------------------------------------
                                                         1,494             868         1,388            651

Dividends                                     18          (910)           (227)         (906)          (425)
Tax credit on supplementary dividends         18           104              25           100             47
Capital contributed                           18             6               -            19              9
                                                    ----------------------------------------------------------
Capital funds at the end of the period                     694             666           601            282
                                                    ==========================================================

Represented by:

Contributed capital                                        909             909           928            435
Retained earnings                                         (215)           (243)         (327)          (153)
                                                    ----------------------------------------------------------
                                                           694             666           601            282
                                                    ==========================================================

                                       F6

Telecom Corporation of New Zealand Limited

          Statement of Financial Position
As at 30 June 2000

                                                                               Parent Company
                                                           ------------------------------------------------------
                                                              31 March      30 June       30 June       30 June
                                                           ------------------------------------------------------
                                                                1999          1999          2000         2000
-----------------------------------------------------------------------------------------------------------------
(Dollars in millions)                              notes        NZ$           NZ$           NZ$           US$
-----------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
Prepaid income tax                                  6             1            65             6             3
Accounts receivable                                               -             -             2             1
                                                        ------------------------------------------------------
Total current assets                                              1            65             8             4
Future tax benefit                                  6            26             -            25            12
Investments                                        11         3,830         3,381         5,033         2,360
                                                        ------------------------------------------------------
Total assets                                                  3,857         3,446         5,066         2,376
                                                        ======================================================

LIABILITIES AND CAPITAL FUNDS

Current liabilities:
Accounts payable and accruals                      14            31            30            18             9
Provision for dividend                             18           228           227           227           106
Due to subsidiary companies                        22         2,904         2,523         4,220         1,979
                                                        ------------------------------------------------------
Total current liabilities                                     3,163         2,780         4,465         2,094
                                                        ------------------------------------------------------

Commitments and contingent liabilities           20,21

Capital funds:                                     18
Shareholders' funds                                             694           666           601           282
                                                        ------------------------------------------------------

Total liabilities and capital funds                           3,857         3,446         5,066         2,376
                                                        ======================================================

On behalf of the Board


RODERICK DEANE, Chairman             THERESA GATTUNG, Chief Executive and
                                     Managing Director Wellington, 10 August
                                     2000

                                       F7

TELECOM CORPORATION OF NEW ZEALAND LIMITED

                            STATEMENT OF CASH FLOWS
For the year ended 30 June 2000

                                                                                Parent Company
                                                        ---------------------------------------------------------
                                                          Year ended     Three months
                                                           31 March     ended 30 June        Year ended 30 June
                                                        --------------------------------------------------------
                                                              1999           1999           2000            2000
----------------------------------------------------------------------------------------------------------------
(Dollars in millions)                              note        NZ$            NZ$            NZ$             US$
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Cash was provided from/(applied to):
    Interest income                                             37             11            104             49
    Dividends received from subsidiary companies               825            202            808            379
    Interest paid on debt                                     (196)           (54)          (253)          (119)
                                                        -------------------------------------------------------
Net cash flows from operating activities            25         666            159            659            309
                                                        -------------------------------------------------------
Cash flows from investing activities
Cash was provided from/(applied to):
    Advances from subsidiary companies, net                    232            558            735            345
    (Purchase)/redemption of investments, net                   11           (490)          (507)          (238)
                                                        -------------------------------------------------------
Net cash flows from investing activities                       243             68            228            107
                                                        -------------------------------------------------------
Cash flows from financing activities
Cash was provided from/(applied to):
    Dividends paid                                            (914)          (227)          (891)          (418)
    Repayment of short-term debt                                (1)             -              -              -
    Capital contributed                                          6              -              4              2
                                                        -------------------------------------------------------
Net cash flows applied to financing activities                (909)          (227)          (887)          (416)
                                                        -------------------------------------------------------
Net cash flow                                                    -              -              -              -
Opening cash position (including bank overdrafts)                -              -              -              -
                                                        -------------------------------------------------------
Closing cash position (including bank overdrafts)                -              -              -              -
                                                        =======================================================

                                      F8

                       NOTES TO THE FINANCIAL STATEMENTS

NOTE   1   STATEMENT OF ACCOUNTING POLICIES

Reporting Entity and Statutory Base

Telecom Corporation of New Zealand Limited is a company registered in New Zealand under the Companies Act 1993, and is an issuer for the purposes of the Financial Reporting Act 1993.

The financial statements presented are those of Telecom Corporation of New Zealand Limited (the "Company" or the "Parent Company") its subsidiaries and associates (the "Telecom Group" or "Telecom").

Nature of Operations

Telecom is a major supplier of telecommunications services in New Zealand and Australia. Telecom provides a full range of telecommunications products and services including local, national, international and value-added telephone services, cellular and other mobile services, data and Internet services, equipment sales and installation services, leased services and directories.

Basis of Preparation

The financial statements have been prepared in accordance with the Financial Reporting Act 1993 which requires compliance with accounting practice generally accepted in New Zealand ("NZ GAAP"). This differs in certain significant respects from accounting practice generally accepted in the United States ("US GAAP"). For a description of the significant differences and related effect on these financial statements, see Note 30.

The financial statements are expressed in New Zealand dollars. The amounts pertaining to the most recent financial period are also expressed in United States ("US") dollars, the latter being presented solely for convenience and translated from New Zealand dollars, as a matter of arithmetical computation only, at a rate on 30 June 2000 of NZ$1.00 to US$0.4690. The US dollar amounts should not be construed as representations that the New Zealand dollars have been, could be, or could in the future be converted into US dollars at this or any other rate. References in these financial statements to "$" and "NZ$" are to New Zealand dollars, references to "US$" are to US dollars and references to "A$" are to Australian dollars.

Measurement Basis

The measurement basis adopted in the preparation of these financial statements is historical cost, modified by the revaluation of certain investments as identified in specific accounting policies below.

Specific Accounting Policies

Basis of Consolidation

Subsidiaries

Subsidiaries are those entities controlled, directly or indirectly, by the Telecom Group.

The consolidated financial statements are prepared from the accounts of the Company and its wholly and majority-owned subsidiaries using the purchase method of consolidation. All significant intercompany accounts and transactions are eliminated on consolidation.

Associates

Associates are entities in which the Telecom Group has significant influence, but not control, over the operating and financial policies.

Associate companies are reflected in the consolidated financial statements using the equity method whereby Telecom's share of the results of associates is included in consolidated net earnings attributable to shareholders.

Where the equity accounted carrying amount of an investment in an entity falls below zero, the equity method of accounting is suspended and the investment recorded at zero. If this occurs, the equity method of accounting is not resumed until such time as the Telecom Group's share of losses and reserve decrements, not recognised during the financial years in which the equity method was suspended, are offset by the current share of profits and reserves.

Goodwill Arising on Acquisition

Goodwill represents the excess of purchase consideration over the fair value of net assets acquired at the time of acquisition of a business or shares in a subsidiary or associate. Goodwill is amortised on a systematic basis over the period benefits are expected to arise, which will be no more than 20 years.

Acquisition or Disposal During the Year

Where an entity becomes or ceases to be a Telecom Group entity during the year, the results of that entity are included in the net earnings of the Telecom Group from the date that control or significant influence commenced or until the date that control or significant influence ceased.

                                      F9

                       NOTES TO THE FINANCIAL STATEMENTS


continued

NOTE   1   STATEMENT OF ACCOUNTING POLICIES (continued)

Revenue Recognition

Telecom generally recognises revenues as it provides services or delivers products to customers. Billings for telecommunications services are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue recognition is deferred in respect of the portion of fixed monthly charges that have been billed in advance.

Accounts Receivable

Accounts receivable are recorded at expected realisable value after providing for bad and doubtful accounts expected to arise in subsequent accounting periods.

Bad debts are written off against the provision for doubtful accounts in the period in which it is determined that the debts are uncollectable.

Inventories

Inventories principally comprise materials for self-constructed network assets, critical maintenance spares, customer premises equipment held for rental or sale and mobile equipment held for sale. Inventories are stated at the lower of cost and net realisable value after due consideration for excess and obsolete items. Cost is determined on a first-in first-out or weighted average cost basis.

Investments

Long-term investments are stated at cost. Long-term investments include the Company's investment in subsidiaries.

Investments in associate companies are stated at the Company's share of the fair value of the net tangible assets at acquisition plus the share of post-acquisition movements in reserves.

Investments not expected to be held to maturity are stated at market value, with the resulting gains or losses taken to earnings.

Where, in the opinion of the Directors, there has been a permanent diminution in the value of investments this is recognised in the current period.

Fixed Assets

Fixed assets are valued as follows:

 .    The value of fixed assets purchased from the Government was determined on the basis of depreciated replacement cost using estimated remaining lives as at 1 April 1987.

 .    Subsequent additions are valued at cost. The cost of additions to plant and equipment and other fixed assets constructed by Telecom consists of all appropriate costs of development, construction and installation, comprising material, labour, direct overhead and transport costs.

 .    For each fixed asset project, interest costs incurred during the period required to complete and prepare the fixed asset for its intended use are capitalised as part of the total cost.

Software Developed for Internal Use

Telecom capitalises the direct costs associated with the development of network and business software for internal use where project success is regarded as probable. Capitalised costs include external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees (including contractors) directly associated with the project and interest costs incurred while developing the software. Software developed for internal use is depreciated over its useful life to the Telecom Group.

Depreciation

Depreciation is charged on a straight-line basis to write down the cost of the fixed assets to their estimated residual value over their estimated useful lives, which are as follows:

Telecommunications equipment and plant:
 Customer local access                           3-50   years
 Junctions and trunk transmission systems       10-50   years
 Switching equipment                             3-15   years
 Customer premises equipment                      3-5   years
 Other network equipment                         4-15   years
Buildings                                       40-50   years
Motor vehicles                                   4-10   years
Furniture and fittings                           5-10   years
Computer equipment                                3-5   years

                                     F10

                     NOTES TO THE FINANCIAL STATEMENTS
continued

NOTE   1   STATEMENT OF ACCOUNTING POLICIES (continued)

Where the remaining useful lives or recoverable values have diminished due to technological change or market conditions, depreciation is accelerated or the assets are written down.

Land and capital work in progress are not depreciated.

Where a fixed asset is disposed of, the profit or loss recognised in the Statement of Financial Performance is calculated as the difference between the sale price and the carrying value of the fixed asset.

Leased Assets

Telecom is a lessor of customer premises equipment. Such leases are considered operating leases because substantially all the benefits and risks of ownership remain with Telecom. Rental income is taken to revenue on a monthly basis in accordance with the lease term.

Telecom is a lessee of certain plant, equipment, land and buildings under both operating and finance leases. Lease costs relating to operating leases are charged against earnings as incurred. Finance leases, which effectively transfer to Telecom substantially all the risks and benefits of ownership of the leased assets, are capitalised at the present value of the minimum lease payments. The leased assets and corresponding liabilities are disclosed and the leased assets are depreciated over the period Telecom is expected to benefit from their use.

Spectrum Licences

Costs incurred on the acquisition of spectrum licences are amortised from the date the underlying asset is held ready for use on a straight-line basis over the periods of their expected benefit, which does not exceed fifteen years.

Debt

Debt is stated at face value less unamortised discounts, premiums and prepaid interest. Discounts, premiums and prepaid interest are amortised to interest expense on a yield to maturity basis over the period of the borrowing. Borrowing costs such as origination, commitment and transaction fees are deferred and amortised over the period of the borrowing.

Compensated Absences

The liability for employees' compensation for future absences, calculated on an actuarial basis, is accrued in respect of employees' services already rendered and where the obligation relates to rights that may eventually vest.

Research and Development Costs

Research and development costs are charged to earnings as incurred, except where, in the case of development costs, future benefits are expected beyond any reasonable doubt to exceed these costs. Where development costs are deferred, they are amortised over future periods on a basis related to the expected future benefits.

Taxation

The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences.

Deferred taxation calculated on a partial basis using the liability method is accounted for on timing differences between the earnings stated in the financial statements and the assessable income computed for taxation purposes. Deferred taxation is recognised only on those timing differences that are expected to crystallise within the foreseeable future.

Foreign Currency

Transactions

Transactions denominated in a foreign currency are converted at the New Zealand exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates current at balance date. Exchange differences arising on the translation of accounts payable and receivable in foreign currencies are recognised in the Statement of Financial Performance.

Exchange gains and losses and hedging costs arising on contracts entered into as hedges of firm commitments are deferred until the date of such transactions at which time they are included in the determination of net earnings.

Where capital project commitments are hedged against foreign currency rate risk, the exchange difference on the hedging transaction up to the date of purchase and all other costs associated with the hedging transaction are capitalised.

                                     F11

                       NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE   1   STATEMENT OF ACCOUNTING POLICIES (continued)

All exchange gains and losses relating to other hedge transactions are brought to account in the Statement of Financial Performance in the same period as the exchange differences on the items covered by the hedge transactions. Costs on such contracts are amortised over the life of the hedge contract.

Translation of Foreign Group Entities

Assets and liabilities of independent overseas subsidiaries are translated at exchange rates existing at balance date. The revenue and expenses of these entities are translated at rates approximating the exchange rates ruling at the dates of the transactions. The exchange gain or loss arising on translation is carried directly to a foreign currency translation reserve.

Derivative Financial Instruments

Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates and interest rates.

Telecom does not currently hold or issue derivative financial instruments for trading purposes. Gains and losses on derivatives are accounted for on the same basis as the underlying physical exposures. Accordingly, hedge gains and losses are included in the Statement of Financial Performance when the gains or losses arising on the related physical exposures are recognised in the Statement of Financial Performance.

For an instrument to qualify as a hedge, it must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract.

Derivative financial instruments that do not qualify or no longer qualify as hedges are stated at market values and any resultant gain or loss is recognised in the Statement of Financial Performance.

Interest rate swaps and cross currency interest rate swaps that hedge an underlying physical exposure are accounted for using the accrual method of accounting. Interest receivable and payable under the terms of the interest rate swaps and cross currency interest rate swaps are accrued over the period to which the payments or receipts relate, and are treated as an adjustment to interest expense or capital note distribution costs.

The foreign exchange gains and losses on the principal value of cross currency swaps are reflected in the Statement of Financial Performance using the spot rate which offsets the foreign exchange gains and losses recorded on the underlying hedged transaction.

Premiums paid for interest rate options and the net settlement on maturity of forward rate agreements are amortised over the life of the underlying hedged item.

Forward exchange contracts are accounted for as outlined in the accounting policy for foreign currency transactions.

Cash flows from derivatives are recognised in the Statement of Cash Flows in the same category as that of the hedged item.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, cash and cash equivalents are considered to be cash on hand and in banks, net of bank overdrafts. Cash flows from certain items are disclosed net, due to the short-term maturities and volume of transactions involved.

Earnings Per Share

Earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during each period.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Annual Balance Date Change

Effective 1 April 1999, the Company changed its annual balance date from 31 March to 30 June. These financial statements include the transition period result for the three months ended 30 June 1999.

Reclassifications

Certain reclassifications of prior periods' data have been made to conform to current year classifications.

Changes in Accounting Policies

The accounting policies used in the preparation of the financial statements for the year ended 30 June 2000 are consistent with those used in the preparation of the published financial statements for the three month transition period ended 30 June 1999 and the year ended 31 March 1999.

                                     F12

                       NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE   2   CALLING AND OTHER OPERATING REVENUES

                                                                             Telecom Group
                                                         -----------------------------------------------------
                                                                                      Three months  Year ended
                                                            Year ended 31 March       ended 30 June   30 June
                                                         ----------------------------------------------------
                                                              1998          1999           1999          2000
                                      -----------------------------------------------------------------------
                                      (Dollars in millions)    NZ$           NZ$            NZ$           NZ$
                                      -----------------------------------------------------------------------
Calling
   National                                                    732           709            171           932
   International                                               450           400             88           506
   Other                                                        60            52             11            50
                                                             ------------------------------------------------
                                                             1,242         1,161            270         1,488
                                                             ================================================
Other operating revenues
   Directories                                                 147           160             19           176
   Equipment revenue                                           144           109             28            84
   Miscellaneous other services                                 48            55             19           177
                                                             ------------------------------------------------
                                                               339           324             66           437
                                                             ================================================

Parent Company

Operating revenues principally comprise dividends received from subsidiary companies.

NOTE 3 OPERATING EXPENSES

Labour

Included in labour costs are pension contributions of $3 million to the Government Superannuation Fund (30 June 1999: $1 million, 31 March 1999: $4 million, 31 March 1998: $5 million) and $5 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992. Telecom has no other obligations to provide pension benefits in respect of present employees. Telecom currently pays administration and management fees, insurance premiums and other expenses incurred with respect to employees' membership of the Telecom Retirement Savings Plan, but only members contribute to that plan.

                                                                             Telecom Group
                                                         -----------------------------------------------------
                                                                                      Three months  Year ended
                                                            Year ended 31 March       ended 30 June   30 June
                                                         ----------------------------------------------------
                                                             1998          1999           1999          2000
                                      -----------------------------------------------------------------------
                                      (Dollars in millions)   NZ$           NZ$            NZ$           NZ$
                                      -----------------------------------------------------------------------
Other Operating Expenses

Other operating expenses include:
Lease and rental costs                                         35            33             8              42
Research and development costs                                  6            10             1               5
Foreign exchange (gains)/losses                                (4)            1             -              (4)
Goodwill amortised                                              4             7             2              43
Bad debts written off                                          33            25             5              40
Increase in provision for doubtful accounts                     1             2             -               7
Provision for inventory obsolescence                            2             2             -               2
Loss on disposal of fixed assets                                4             5             -               7
Auditors' remuneration:
    Audit fees paid to principal auditors                       1             1             -               1
    Fees paid for other services provided by principal          3             3             1               3
     auditors
Directors' fees                                                 1             1             -               1

                                     F13

                       NOTES TO THE FINANCIAL STATEMENTS

     continued

NOTE 4   ABNORMAL ITEMS

                                                                                   Telecom Group
                                                              --------------------------------------------------------
                                                                                          Three months   Year ended
                                                                Year ended 31 March      ended 30 June     30 June
                                                              --------------------------------------------------------
                                                                  1998          1999           1999          2000
                                           ---------------------------------------------------------------------------
                                           (Dollars in millions)   NZ$           NZ$            NZ$           NZ$
                                           ---------------------------------------------------------------------------
    Abnormal Revenues

     Sale of AAPT Sat-Tel Pty Limited                                -             -              -            15
     Cross border lease                                              -             -             15             -
     Liquidation of the executive share ownership plan               -            16              -             -
                                                              --------------------------------------------------------
                                                                     -            16             15            15
                                                              ========================================================

    Abnormal Expenses

     Onerous contract buy-out costs                                  -             -             22             -
     Restructuring costs                                             -            15              -             -
     Discontinuance of HFC roll-out & closure of
          First Media Limited                                       37             -              -             -
                                                              --------------------------------------------------------
                                                                    37            15             22             -
                                                              ========================================================

     Abnormal Revenues

     Sale of AAPT Sat-Tel Pty Limited

     In March 2000, AAPT Limited ("AAPT") completed the sale of its wholly owned subsidiary AAPT Sat-Tel Pty Limited to New Skies Networks Australia Pty Limited. Included in the Consolidated Statement of Financial Performance are post acquisition profits relating to this sale, before minority interests, of $15 million.

     Cross Border Lease

     During the three months ended 30 June 1999, a gain of $15 million was recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross border finance lease.

     Liquidation of the Executive Share Ownership Plan (the "Executive Plan")

     The liquidation of the Executive Plan was completed in March 1999. The Trustee of the Executive Plan had disposed of the 1.9 million unallocated shares held on trust and remitted the net proceeds to Telecom as the residuary beneficiary. The net proceeds received were $16 million.

     Abnormal Expenses

     Onerous Contract Buy-out Costs

     During the three months ended 30 June 1999, the costs of buying out the terms of certain onerous contracts were identified and provided for. The contracts were onerous as the unavoidable costs of meeting the contractual obligations exceeded their economic benefits.

                                      F14

                       NOTES TO THE FINANCIAL STATEMENTS

     continued

NOTE 4  ABNORMAL ITEMS (continued)

     Restructuring

     During the year ended 31 March 1999, Telecom reached an agreement with specialist call centre operator SITEL Asia Pacific to contract out the provision of operator services. The decision to outsource operator services resulted in approximately 560 redundancies at a cost of $15 million.

     Discontinuance of HFC Roll-out & Closure of First Media Limited ("First Media")

     During the year ended 31 March 1998, Telecom identified and provided for the estimated costs associated with the termination of the residential hybrid fibre/coax cable rollout and the closure of First Media, a cable television operator.

NOTE 5  INVESTMENT INCOME/INTEREST EXPENSE

                                                                                     Telecom Group
                                                                ------------------------------------------------------
                                                                                           Three months   Year ended
                                                                 Year ended 31 March       ended 30 June   30 June
                                                                ------------------------------------------------------
                                                                  1998          1999           1999          2000
                                          ----------------------------------------------------------------------------
                                           (Dollars in millions)   NZ$           NZ$            NZ$           NZ$
                                          ----------------------------------------------------------------------------
     Investment income:
       Interest received                                            25            45             11            34
       Dividends received                                            3             4              1             4
                                                              --------------------------------------------------------
     Total investment income                                        28            49             12            38
                                                              ========================================================
     Interest expense:
       Fixed loans                                                 113           110             23           108
       Finance leases                                                6             5              1             2
       Other interest                                               50            53             13           126
                                                              --------------------------------------------------------
                                                                   169           168             37           236
       Less interest capitalised                                   (14)           (9)            (3)          (18)
                                                              --------------------------------------------------------

     Total interest expense                                        155           159             34           218
                                                              ========================================================


     Parent Company

     Investment income and interest expense comprise interest received from and paid to subsidiary companies.

                                      F15

                     NOTES TO THE FINANCIAL STATEMENTS

     continued

NOTE 6  INCOME TAX

     The income tax expense/(credit) is determined as follows:

                                                           Telecom Group                            Parent Company
                                              -------------------------------------------  -----------------------------------
                                                                     Three                               Three
                                                                    months                              months
                                                                     ended    Year ended   Year ended    ended     Year ended
                                              Year ended 31 March   30 June    30 June      31 March    30 June     30 June
                                              -------------------------------------------  -----------------------------------
                                               1998         1999     1999        2000         1999       1999         2000
                    ---------------------------------------------------------------------  -----------------------------------
                     (Dollars in millions)      NZ$          NZ$      NZ$         NZ$          NZ$        NZ$          NZ$
                    ---------------------------------------------------------------------  -----------------------------------
     Surplus from continuing operations
     before income tax                        1,213        1,290      320       1,246          647        159          672
                                           ==============================================  ===================================
     Tax at current rate of 33%
     Adjustments to taxation for permanent      400          426      106         411          214         52          222
     differences:
          Intercompany dividends                  -            -        -           -         (266)       (67)        (267)
          Other                                  (3)         (15)      (8)        (16)           -          -           (5)
                                           ----------------------------------------------  -----------------------------------
     Total income tax expense/(credit)          397          411       98         395          (52)       (15)         (50)
                                           ==============================================  ===================================
     The income tax expense/(credit) is
     represented by:
          Current taxation                      399          388       99         348          (52)       (15)         (50)
          Deferred taxation                      (2)          23       (1)         47            -          -            -
                                           ----------------------------------------------  -----------------------------------
                                                397          411       98         395          (52)       (15)         (50)
                                           ==============================================  ===================================
     Deferred income tax expense/(credit)
     results from the following:
          Depreciation                           15            9       (1)         32            -          -            -
          Provisions, accruals and other        (36)           7       (5)         (1)           -          -            -
          Year 2000 expenditure                   4            3        2           8            -          -            -
          Tax losses in overseas subsidiary
          company                                 -            -        -           1            -          -            -
          Restructuring provisions               15            4        3           7            -          -            -
                                           ----------------------------------------------  -----------------------------------
                                                 (2)          23       (1)         47            -          -            -
                                           ==============================================  ===================================

                                 F16

                       Notes to the Financial Statements

continued

NOTE 6  INCOME TAX (continued)

     The Statement of Financial Position balances are:

                                                                     Telecom Group                       Parent Company
                                                               -----------------------------       ----------------------------
                                                                31 March         30 June            31 March        30 June
                                                               -----------------------------       ----------------------------
                                                                  1999       1999      2000          1999      1999       2000
                                        ----------------------------------------------------       ------------------------------
                                         (Dollars in millions)     NZ$       NZ$       NZ$            NZ$       NZ$       NZ$
                                        ----------------------------------------------------       ------------------------------
Current taxation:
         Balance at the beginning of the year                       17         71       (23)            1         1         65
         Total taxation (expense)/credit in the current year      (388)       (99)     (348)           52        15         50
         Tax benefit of capital note distribution costs             28          7        27             -         -          -
         Tax paid/(refunded)                                       304        (51)      311             -         -          -
         Supplementary dividend tax credit
           - previous year fourth quarter interim and special       27         26         -            27        26          -
           - first, second and third quarter interims               78          -        75            78         -         75
           - transition period interim                               -         25         -             -        25          -
         Tax loss offset with subsidiary companies                   -          -         -           (52)        -        (59)
         Supplementary dividend tax credit offset with
           subsidiary companies                                      -          -         -          (105)        -       (126)
         Transfer from deferred taxation                             -          -       (18)            -         -          -
         Other                                                       5         (2)       (1)            -        (2)         1
                                                                ------------------------------     ------------------------------
Prepaid income tax/(income tax payable)
(see Notes 9 and 14)                                                71        (23)       23             1        65          6
                                                                ==============================     ==============================

Deferred taxation:
         Balance at the beginning of the year                       23          -       (25)           27        26          -
         Provided in the current year                              (23)         1       (47)            -         -          -
         Supplementary dividend tax credit
           - previous year fourth quarter interim and special      (27)       (26)        -           (27)      (26)         -
           - current year fourth quarter interim                    26          -        25            26         -         25
         Transfer to current taxation                                -          -        18             -         -          -
         Balance on acquisition of subsidiary company                -          -        14             -         -          -
         Other                                                       1          -         2             -         -          -
                                                                ------------------------------     ------------------------------
(Deferred taxation)/future tax benefit                               -        (25)      (13)           26         -         25
                                                                ==============================     ==============================

Deferred taxation balances consist of the following:
    Depreciation                                                   (93)       (92)     (128)            -         -          -
    Provisions, accruals and other                                  34         39        45             -         -          -
    Year 2000 expenditure                                           21         19        11             -         -          -
    Restructuring provisions                                        12          9         2             -         -          -
    Tax losses in overseas subsidiary company                        -          -        32             -         -          -
    Supplementary dividend tax credit                               26          -        25            26         -         25
                                                                ------------------------------     ------------------------------
                                                                     -        (25)      (13)           26         -         25
                                                                ==============================     ==============================

     At 30 June 2000, a deferred tax asset of $7 million (30 June 1999: $6 million, 31 March 1999: $6 million), in respect of timing differences relating to depreciation on buildings, has not been recognised.

     In accordance with the Income Tax Act 1994, Telecom received tax credits from the Inland Revenue Department equivalent to the supplementary dividends paid. Included as a deferred tax asset is $25 million representing a tax credit due on the payment of supplementary dividends that will be paid in conjunction with the fourth quarter dividend.

     AAPT has not recognised in its deferred taxation balance the tax effect of accumulated losses amounting to A$7 million (based on the Australian corporation tax rate of 34%). Obtaining the benefits of these tax losses is dependent upon deriving sufficient assessable income, meeting conditions for deductibility and complying with Australian tax legislation.

                                      F17

                       Notes to the Financial Statements
continued

NOTE 7 DISCONTINUED OPERATIONS

     Telecom announced on 22 July 1996 that it was reviewing the operations of those of its Australian subsidiaries which formed the Pacific Star Group ("Pacific Star") at which time a formal plan of disposal or wind-down of the Pacific Star businesses was approved by the Board.

     The winding down of Pacific Star operations progressed satisfactorily resulting in a reduction in the provision for loss on disposal of Pacific Star by $30 million at 31 March 1998. The process of winding down the discontinued Pacific Star operations was completed during the year ended 30 June 2000.

NOTE 8 SHORT-TERM INVESTMENTS

                                                                                    Telecom Group
                                                                       ----------------------------------------
                                                                         31 March             30 June
                                                                       ----------------------------------------
                                                                           1999          1999         2000
                                    ---------------------------------------------------------------------------
                                    (Dollars in millions)                   NZ$           NZ$          NZ$
                                    ---------------------------------------------------------------------------
     Short-term deposits                                                     47            55           301
     Government securities                                                   15             3             9
     Other money market securities                                          611            56            50
     Associate company advance (see Note 22)                                  -             -           257
                                                                       ----------------------------------------
                                                                            673           114           617
                                                                       ========================================

NOTE 9 RECEIVABLES AND PREPAYMENTS

                                                                                    Telecom Group
                                                                       ----------------------------------------
                                                                         31 March             30 June
                                                                       ----------------------------------------
                                                                           1999          1999         2000
                                    ---------------------------------------------------------------------------
                                    (Dollars in millions)                   NZ$           NZ$           NZ$
                                    ---------------------------------------------------------------------------
     Trade receivables                                                      499           515           742
     Less allowance for doubtful accounts                                   (22)          (23)          (57)
                                                                       ----------------------------------------
                                                                            477           492           685
     Unbilled rentals and tolls                                             163           119           159
     Prepaid income tax (see Note 6)                                         71             -            23
     Prepaid expenses and other receivables                                  43            80            51
                                                                       ----------------------------------------
                                                                            754           691           918
                                                                       ========================================

                                      F18

                       NOTES TO THE FINANCIAL STATEMENTS
     continued

NOTE 10  INVENTORIES

                                                                               Telecom Group
                                                                  ----------------------------------------
                                                                    31 March             30 June
                                                                  ----------------------------------------
                                                                      1999          1999          2000
                                      --------------------------------------------------------------------
                                      (Dollars in millions)           NZ$            NZ$           NZ$
                                      --------------------------------------------------------------------
Maintenance materials and consumables                                    7             5            -
Goods held for resale                                                   11            11           16
Revenue work in progress                                                14            20           14
Materials for self-constructed assets                                   21            23           24
                                                                  ----------------------------------------
                                                                        53            59           54
Less provision for inventory obsolescence                              (11)          (11)         (14)
                                                                  ----------------------------------------
                                                                        42            48           40
                                                                  ========================================

NOTE 11  LONG-TERM INVESTMENTS

                                                      Telecom Group                          Parent Company
                                            -----------------------------------    ------------------------------------
                                             31 March          30 June              31 March           30 June
                                            -----------------------------------    ------------------------------------
                                               1999         1999        2000          1999        1999         2000
                  -------------------------------------------------------------    ------------------------------------
                  (Dollars in millions)        NZ$           NZ$         NZ$          NZ$         NZ$           NZ$
                  -------------------------------------------------------------    -----------------------------------
Term deposits                                     26          26          34              -           -           -

International telecommunications
    investments                                   21          21          21              -           -           -
Associate companies:
    Investments (refer below)                      -          (7)         30              -           -           -
    Advances                                       -         104         158              -           -           -
Shares in listed companies                         -         386         166              -           -         166
Other long-term investments                        -           -          46              -           -           -
Subsidiary companies (see Note 23):

    Shares                                         -           -           -          2,324       2,814       3,156

    Term loans, net                                -           -           -          1,506         567       1,711
                                            -----------------------------------    ------------------------------------
                                                  47         530         455          3,830       3,381       5,033
                                            ===================================    ====================================

Associate Company Investments

                                                                               Telecom Group
                                                                  ----------------------------------------
                                                                    31 March             30 June
                                                                  ----------------------------------------
                                                                      1999          1999         2000
                                       --------------------------------------------------------------------
                                      (Dollars in millions)           NZ$            NZ$          NZ$
                                      --------------------------------------------------------------------
Cost of investment in associates                                         -             -            45
Opening balance of share of associates' equity                           -             -            (7)
Share of associates' deficit                                             -            (7)           (6)
Net exchange difference on translation of associate                      -             -            (2)
                                                                  ----------------------------------------
Equity accounted value of the investment                                 -            (7)           30
                                                                  ========================================

                                      F19

                       NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE 11 LONG-TERM INVESTMENTS (continued)

Shares in Listed Companies

During the year ended 30 June 2000, Telecom purchased a 10% stake in Independent Newspapers Limited ("INL") and a 2% stake in eVentures Limited ("eVentures"). At 30 June 2000 the market values of Telecom's investments in INL and eVentures were $155 million and $3 million respectively.

During the three months ended 30 June 1999, Telecom purchased a 19.7% stake in AAPT Limited ("AAPT"). At 30 June 1999 the market value of Telecom's investment in AAPT was NZ$337 million. On 27 November 1999 Telecom purchased an additional 61.7% shareholding in AAPT, bringing the total shareholding at that date to 81.4%.

NOTE 12 INTANGIBLES

                                                                               Telecom Group
                                                                  ----------------------------------------
                                                                    31 March             30 June
                                                                  ------------- ------------- ------------
                                                                      1999          1999         2000
                                      --------------------------- ------------- ------------- ------------
                                      (Dollars in millions)           NZ$            NZ$          NZ$
                                      --------------------------- ------------- ------------- ------------
Goodwill                                                                58            56         1,469
Spectrum licences                                                        -             -           151
                                                                  ------------- ------------- ------------
                                                                        58            56         1,620
                                                                  ============= ============= ============

NOTE 13 FIXED ASSETS

                                                                Telecom Group
                                   -------------------------------------------------------------------------
                                        Tele-        Capital                            Other
                                   communications    work in    Freehold                fixed
                                      equipment     progress      land     Buildings    assets      TOTAL
                   -----------------------------------------------------------------------------------------
                   (Dollars in millions)                                                             NZ$
                   -----------------------------------------------------------------------------------------
Cost                                     7,554         398        111          525        830       9,418
Less accumulated depreciation           (4,288)          -          -         (243)      (637)     (5,168)
                                   -------------------------------------------------------------------------

Net book value at 30 June 2000           3,266         398        111          282        193       4,250
                                   =========================================================================

Cost                                     6,798         184        112          517        892       8,503
Less accumulated depreciation           (3,837)          -          -         (225)      (667)     (4,729)
                                   -------------------------------------------------------------------------

Net book value at 30 June 1999           2,961         184        112          292        225       3,774
                                   =========================================================================

Cost                                     6,693         187        111          516        878       8,385
Less accumulated depreciation           (3,737)          -          -         (222)      (646)     (4,605)
                                   -------------------------------------------------------------------------
Net book value at 31 March 1999          2,956         187        111          294        232       3,780
                                   =========================================================================

                                      F20

                       NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE 13 FIXED ASSETS (continued)

Values Ascribed to Land and Buildings

Telecom's properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network. The Directors estimate that the fair valuation of land and buildings (excluding properties designated for disposal) is approximately equivalent to their net book value as at 30 June 2000, taking into account their integral value to the network.

Included in land and buildings at 30 June 2000 are properties held for sale at their estimated realisable value of $11 million (30 June 1999: $13 million, 31 March 1999: $12 million).

Operating Leases

Included in telecommunications equipment at 30 June 2000 is equipment (principally customer premises equipment) leased to customers under operating leases with a cost of $303 million (30 June 1999: $284 million, 31 March 1999:
$282 million) together with accumulated depreciation of $272 million (30 June 1999: $262 million, 31 March 1999: $260 million).

Included in buildings at 30 June 2000 are buildings on leasehold land with a cost of $11 million (30 June 1999: $9 million, 31 March 1999: $9 million) together with accumulated depreciation of $2 million (30 June 1999: $2 million, 31 March 1999: $2 million).

Finance Leases

Included in telecommunications equipment at 30 June 2000 are assets capitalised under finance leases with a cost of $541 million (30 June 1999: $576 million, 31 March 1999: $287 million) together with accumulated depreciation of $391 million (30 June 1999: $376 million, 31 March 1999: $204 million).

Land Claims

Under the Treaty of Waitangi Act 1975, all interests in land included in the assets purchased from the New Zealand Government may be subject to claims to the Waitangi Tribunal, which has the power to recommend, in appropriate circumstances, with binding effect, that the land be resumed by the Government in order that it be returned to Maori claimants. In the event that the Government resumes land, compensation will be paid to Telecom under the provisions of the Public Works Act 1981. If this is insufficient to cover the loss, certain additional compensation is payable under the provisions of the Sale and Purchase Agreement between the Company and the Government.

Under the State Owned Enterprises Act 1986, the Governor General of New Zealand, if satisfied that any land or interest in land held by Telecom is Wahi Tapu (being land of special spiritual, cultural or historical tribal significance), may declare by Order in Council that the land be resumed by the Government, with compensation payable to Telecom under the provisions of the Public Works Act 1981. Telecom would expect to negotiate with the new Maori owners for continued occupancy rights of any sites resumed by the Government.

                                      F21

                       NOTES TO THE FINANCIAL STATEMENTS
     continued

NOTE 14  ACCOUNTS PAYABLE AND ACCRUALS

                                                                                   Telecom Group
                                                                  ----------------------------------------
                                                                    31 March             30 June
                                                                  ----------------------------------------
                                                                      1999          1999         2000
                                      --------------------------------------------------------------------
                                      (Dollars in millions)            NZ$           NZ$           NZ$
                                      --------------------------------------------------------------------
     Trade accounts payable                                            502           520           969
     Accrued personnel costs                                            69            60            66
     Rentals billed in advance                                          56            55            64
     Accrued interest                                                   60            75            91
     Income tax payable (see Note 6)                                     -            23             -
     Other accrued expenses                                            114            88            52
                                                                  ----------------------------------------
                                                                       801           821         1,242
                                                                  ========================================

     Parent Company

     Accounts payable and accruals comprise non-resident withholding tax and other sundry payable balances.

NOTE 15  PROVISIONS - ONEROUS CONTRACTS, RESTRUCTURING AND YEAR 2000

                                                                               Telecom Group
                                                                  ----------------------------------------
                                                                    31 March             30 June
                                                                  ----------------------------------------
                                                                       1999          1999        2000
                                      --------------------------------------------------------------------
                                      (Dollars in millions)            NZ$           NZ$           NZ$
                                      --------------------------------------------------------------------
     Current:
        Onerous contracts provision                                      -            22             8
        Restructuring provisions                                        34            25             3
        Year 2000 provision                                             24            17             -
                                                                  ----------------------------------------
                                                                        58            64            11
                                                                  ========================================
     Non-current:
        Restructuring provisions                                         3             3             3
                                                                  ========================================


Onerous Contracts

During the three months ended 30 June 1999, estimated costs of $22 million to buy-out the terms of certain onerous contracts were identified and provided for. During the year ended 30 June 2000 costs of $14 million were charged against this provision.

                                      F22

                       NOTES TO THE FINANCIAL STATEMENTS
     continued

NOTE 15  PROVISIONS - ONEROUS CONTRACTS, RESTRUCTURING AND YEAR 2000 (continued)

     Restructuring

     A strategic restructuring of Telecom was announced towards the end of the 1993 financial year. It was estimated that the cost of implementing this restructuring would be $450 million. This was provided for in the fourth quarter earnings of the year ended 31 March 1993 as an abnormal restructuring cost. During the year ended 30 June 2000, costs of $5 million were charged against this provision. As at 30 June 2000, the balance of this provision was $6 million (30 June 1999: $11 million, 31 March 1999:
     $12 million), the majority of which relates to expected losses on disposal of surplus freehold properties.

     A strategic restructuring, aimed at improving service and reducing operating costs, was finalised in the fourth quarter of the 1997 financial year. In addition, restructuring costs arising out of the Performance 2000 project, aimed at substantially reducing Telecom's operating costs, had been identified as at 31 March 1997. All of these restructuring costs, amounting to $65 million, were provided for in the fourth quarter results of the year ended 31 March 1997. During the year ended 30 June 2000, redundancy and other restructuring costs of $17 million were charged against this provision. As at 30 June 2000, the balance of this provision was nil (30 June 1999: $17 million, 31 March 1999: $18 million).

     Redundancy costs of $15 million resulting from the outsourcing of operator services were identified and provided for during the year ended 31 March 1999. The remaining balance of this provision (31 March 1999: $7 million) was paid out during the three months to 30 June 1999.

     Year 2000

     The operating costs of making the modifications necessary to maintain functionality into the year 2000 and beyond was estimated at $87 million and a provision raised at 31 March 1997. This provision had been fully utilised by 30 June 2000.

NOTE 16  DEBT DUE WITHIN ONE YEAR

                                                                               Telecom Group
                                                                  ----------------------------------------
                                                                    31 March             30 June
                                                                  ------------- --------------------------
                                                                       1999          1999          2000
                                      --------------------------------------------------------------------
                                      (Dollars in millions)             NZ$           NZ$           NZ$
                                      -------------------------------------------------------------------
     Long-term debt maturing within one year (see Note 17):

        Bonds and other loans                                           159           229           130
        Finance leases                                                   18            18            58
                                                                  ----------------------------------------
                                                                        177           247           188
     Short-term debt:
        Commercial paper                                                692           545           789
        Notes                                                           260           263           485
        Other loans                                                       1             9             -
                                                                  ----------------------------------------
                                                                        953           817         1,274
                                                                  ----------------------------------------
                                                                      1,130         1,064         1,462
                                                                  ========================================



     The weighted average interest rates at 30 June 2000 (inclusive of the effects of hedging) were 6.20% for commercial paper and 6.73% for notes (30 June 1999: 4.56% and 4.65%, 31 March 1999: 4.45% and 4.33% respectively).

                                      F23

                       NOTES TO THE FINANCIAL STATEMENTS

     continued

NOTE 16  DEBT DUE WITHIN ONE YEAR (continued)

     Commercial paper comprises amounts issued under Telecom's US$750 million European Commercial Paper Programme and Telecom's $200 million Asian Commercial Paper Programme. Issues outstanding at 30 June 2000 are denominated in NZ dollars, US dollars, Swiss francs and Euros and are stated inclusive of the effect of hedging transactions.

     Notes comprise amounts issued under Telecom's $500 million note facility.

     As at 30 June 2000 Telecom had a committed stand-by credit facility of $1,600 million with the major New Zealand trading banks (this facility was cancelled on 31 July 2000), and access to US$200 million of committed short term funding through a standby facility. Telecom also had committed overdraft facilities of $20m with New Zealand banks. In addition AAPT had access to an undrawn committed facility with a major Australian trading bank of A$60 million at 30 June 2000. There are no material compensating balance requirements associated with these facilities.

NOTE 17  LONG-TERM DEBT

                                                                                     Telecom Group
                                                                        -----------------------------------------
                                                                          31 March             30 June
                                                                        -----------------------------------------
                                                                            1999          1999          2000
                                                    -------------------------------------------------------------
                                                    (Dollars in millions)   NZ$           NZ$           NZ$
                                                    -------------------------------------------------------------
     TeleBonds                                                              401           364           387
     Eurobonds                                                              655           655           480
     Euro Medium Term Notes                                                   -             -         1,650
     Swiss franc issue                                                      150           150           150
     Finance leases (see Note 20)                                            90            87            81
     Bank facility                                                            -             -           309
     Other loans                                                              6             6             6
                                                                       -----------------------------------------

                                                                          1,302         1,262         3,063
     Less unamortised discount                                              (13)          (12)          (14)
                                                                       -----------------------------------------

                                                                          1,289         1,250         3,049
     Less long-term debt maturing within one year  (see Note 16)           (177)         (247)         (188)
                                                                       -----------------------------------------
                                                                          1,112         1,003         2,861
                                                                       =========================================
     Schedule of Maturities*:

     Due 1 to 2 years  (7.58%)                                              253           177           908
     Due 2 to 3 years  (8.52%)                                              221           209           269
     Due 3 to 4 years  (7.71%)                                               93           223           137
     Due 4 to 5 years  (7.90%)                                              239            89           769
     Due over 5 years  (8.12%)                                              306           305           778
                                                                       ------------- ------------- -------------
     Total due after one year (7.85%)                                     1,112         1,003         2,861
                                                                       ============= ============= =============

     (* weighted average effective interest rate for Telecom Group - includes the effect of hedging transactions, see Note 19)

     TeleBonds

     TCNZ Finance Limited, a subsidiary of the Company, offers bonds ("TeleBonds") to institutional and retail investors. These are issued as income, compounding, or zero coupon bonds and are offered on a continuous basis for a term of from one to fifteen years as stipulated by the investor. The interest or discount rate on offer, as the case may be, is generally adjusted relative to Government debt securities and, upon issue of the TeleBonds, is fixed for the period of the investment.

     TeleBonds have interest rates ranging from 5.9% to 10.3% and maturity dates between October 2000 and April 2015.

                                      F24

                       NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE 17   LONG-TERM DEBT (continued)

Eurobonds

Eurobonds are issued by TCNZ Finance Limited and have the following interest rates and maturity dates:

                                                                        Telecom Group
                                                           ----------------------------------------
                                                             31 March             30 June
                                                           ----------------------------------------
                                                               1999         1999           2000
                               --------------------------------------------------------------------
                               (Dollars in millions)           NZ$           NZ$            NZ$
                               --------------------------------------------------------------------
7 1/2% due 19 September 1999                                      100           100             -
9 1/2% due 3 April 2000                                            75            75             -
6 1/2% due 29 September 2000                                       69            69            69
6 1/2% due 11 October 2001                                        113           113           113
9 1/4% due 1 July 2002                                             66            66            66
7 1/2% due 14 July 2003                                            82            82            82
6 3/4% due 11 October 2005                                        150           150           150
                                                           ----------------------------------------

                                                                  655           655           480
                                                            ========================================

Eurobond issues with maturities of 11 October 2001 and 2005 are denominated in US dollars. Cross currency swaps have been entered into to manage the currency and interest rate risk exposure. The effective NZ dollar interest rates for these issues are 8.53% and 8.44% respectively. All other issues are denominated in NZ dollars.

Euro Medium Term Notes

TCNZ Finance Limited launched a US$1 billion Euro Medium Term Notes ("EMTN") programme in March 2000. Both public debt transactions and private placements can be issued under the programme.


                                                                          Telecom Group
                                                             ----------------------------------------
                                                               31 March             30 June
                                                             ----------------------------------------
                                                                  1999         1999          2000
                                 --------------------------------------------------------------------
                                 (Dollars in millions)            NZ$           NZ$           NZ$
                                 --------------------------------------------------------------------
5.5% due 19 April 2005                                              -             -           769
1.85% due 5 June 2007                                               -             -           412
Various private placements                                          -             -           469
                                                             ----------------------------------------
                                                                    -             -         1,650
                                                             ========================================

The EMTN with maturities of 19 April 2005 and 5 June 2007 are denominated in Euro and Yen respectively. The private placements are denominated in Yen and have interest rates ranging from 0.5% to 2.0% with maturity dates ranging from 14 March 2002 to 8 June 2009. Cross currency swaps have been entered into to manage the currency and interest rate risk exposures. The effective NZ dollar interest rates for the EMTN range from 8.28% to 8.93%.

                                      F25

                       NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE   17   LONG-TERM DEBT (continued)

Swiss Franc Issue

A Swiss franc bond has been issued by TCNZ Finance Limited with the following interest rate and maturity date:


                                                             Telecom Group
                                                 --------------------------------------
                                                   31 March            30 June
                                                 --------------------------------------
                                                     1999        1999          2000
                           ------------------------------------------------------------
                           (Dollars in millions)     NZ$          NZ$           NZ$
                           ------------------------------------------------------------
3.25% due 27 May 2003                                150          150           150
                                                 ======================================

Cross currency and interest rate swaps have been entered into to manage the currency and interest rate risk exposure. The effective NZ dollar interest rate for this issue is 8.07%.

Finance Lease Obligations

                                                                                     Telecom Group
                                                                        ---------------------------------------
                                                                          31 March             30 June
                                                                        ---------------------------------------
                                                                             1999        1999          2000
                                             ------------------------------------------------------------------
                                             (Dollars in millions)           NZ$          NZ$           NZ$
                                             ------------------------------------------------------------------
Finance lease obligations are denominated
in the following currencies:
    NZ dollars                                                                63          60            47
    Japanese yen                                                              27          27            34
                                                                         -------------------------------------
                                                                              90          87            81
                                                                         =====================================

Finance lease obligations have interest rates ranging from 1.64% to 9.7% (see
Note 20).

Included in long-term investments (see Note 11) are Japanese yen deposits amounting to $34 million (30 June 1999: $26 million, 31 March 1999: $26 million) which effectively hedge a substantial proportion of the finance lease obligations denominated in Japanese yen as noted above. The deposits have the same maturities as the finance lease obligations they are hedging, and interest rates that range from 3.68% to 4.29%.

Bank Facility

AAPT has access to an A$300 million committed bank facility. At 30 June 2000 it had drawn down A$240 million under this facility. Interest rate swaps amounting to A$30 million have been entered into to partially hedge the interest rate exposure on this facility. The effective interest rate of the bank facility (inclusive of hedging) is 6.8%. The maturity date of the bank facility is November 2001.

Other Loans

Other loans have interest rates ranging from 1.0% to 5.72% and maturity dates between January 2002 and December 2006.

                                      F26

                       NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE   18   CAPITAL FUNDS

Kiwi Share

A special rights convertible preference share (the "Kiwi Share") was created on 11 September 1990 and is registered in the name of, and may only be held by, the Minister of Finance on behalf of the Crown. The consent of the holder of the Kiwi Share is required for the amendment, removal or alteration of the effect of certain provisions of the Company's Constitution which was adopted upon re-registration on 27 September 1996 under the Companies Act 1993.

The Company's Constitution also contains provisions that require Telecom to observe certain principles relating to the provision of telephone services and their prices, and that require the consent of the holder of the Kiwi Share and the Board of Telecom for a person to become the holder of an interest in 10% or more of the voting shares in Telecom.

The holder of the Kiwi Share is not entitled to vote at any meetings of the Company's shareholders nor participate in the capital or profits of the Company, except for repayment of $1 of capital upon a winding up. The Kiwi Share may be converted to an ordinary share at any time by the holder thereof, at which time all rights and powers attached to the Kiwi Share will cease to have any application.

Contributed Capital

Movements in the Company's issued ordinary shares were as follows:


                                      Year ended   Three months     Year ended
                                       31 March    ended 30 June     30 June
                                    -------------  -------------  -------------
                                        1999          1999            2000
                                       Number         Number         Number
                                    -------------  -------------  -------------

At beginning of period              1,751,976,069  1,752,801,986  1,752,801,986
Issue of new shares upon exercise
of options                                825,917              -        668,316
Shares issued under the dividend
  reinvestment plan                             -              -      1,943,141
                                    -------------  -------------  -------------

At end of period                    1,752,801,986  1,752,801,986  1,755,413,443
                                    =============  =============  =============

Each of the ordinary shares confers on the holder the right to vote at any general meeting of the Company except that the Company's Constitution provides for certain restrictions on voting, including where a holder holds more than 10% of the ordinary shares in breach of shareholding limitations.

Share Repurchase

In February 1997, Telecom began a flexible programme of share repurchases subject to the detailed procedures and disclosure requirements of the Companies Act 1993 and the requirements of the New Zealand Stock Exchange. The repurchase programme was completed on 19 December 1997. A total of 138,093,860 shares were repurchased under the programme at a total cost of $1,001 million.

Capital Notes

TCNZ Finance Limited ("the Issuer"), Telecom's main financing subsidiary, has issued long-term fixed interest unsecured subordinated capital notes ("TeleNotes").

An initial issue was completed in May 1997 in the New Zealand market for an aggregate principal amount of face value $275 million. The TeleNotes were issued for an initial term of approximately seven years and with a fixed coupon of 8.5%. A second issue to the institutional market was made in August 1997 for an aggregate principal amount of face value $150 million for an initial term of approximately nine years and with a fixed coupon of 7.5%. At the end of the initial term, investors are offered the option of continuing to hold the TeleNotes at a new yield and for a term set by the Issuer. In the event that the investors do not accept the new terms of the TeleNotes they may elect to have their notes redeemed.

                                      F27

NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE   18   CAPITAL FUNDS (continued)

The Issuer can, at its sole discretion, redeem the TeleNotes including any unpaid interest for cash or redeem the TeleNotes including any unpaid interest by subscribing for and procuring the issue of ordinary shares in the Company to the noteholders at a price equivalent to 90% of the average closing price of the Company's shares in the 10 business days preceding the election date.

In February 1998, Telecom New Zealand Finance Limited, a Telecom financing subsidiary, issued to certain qualified institutional buyers in the United States of America, under an Offering Memorandum pursuant to US SEC Rule 144A, an aggregate principal amount of face value US$150 million 6.25% Restricted Capital Securities and US$150 million 6.5% Restricted Capital Securities for an initial term of five and ten years respectively. Telecom has entered into currency swaps to remove the exposure to exchange rate fluctuations that would otherwise result from the issue of US Capital Securities. The effective cost of the US Capital Securities reflects the results of these currency swaps and related New Zealand interest rate swaps. The Restricted Capital Securities rank pari passu with the TeleNotes issued in New Zealand and are similar in all material respects.

The proceeds of the capital notes issues were used to effect the share repurchase programme.

Foreign Currency Translation Reserve

Movements in Telecom's foreign currency translation reserve are reconciled below:

                                                                Telecom Group
                                             ----------------------------------------------------
                                                                      Three months   Year ended
                                              Year ended 31 March     ended 30 June   30 June
                                             ----------------------------------------------------
                                               1998           1999        1999           2000
                   ------------------------------------------------------------------------------
                   (Dollars in millions)        NZ$            NZ$         NZ$            NZ$
                   ------------------------------------------------------------------------------
Balance at beginning of period                  (1)             -           -              1
Net exchange difference on translation of
  independent overseas subsidiaries              1              -          11             53
Net exchange difference on translation of
  overseas associate company                     -              -           -              2
Hedge of net investment in an independent
  overseas subsidiary                            -              -         (10)            (7)
                                             ----------------------------------------------------
                                                 1              -           1             48
                                             ----------------------------------------------------
Balance at end of period                         -              -           1             49
                                             ====================================================

Telecom Share Options

Telecom (excluding AAPT) operates an executive share option scheme whereby certain key executives are granted a number of options to purchase ordinary shares in the Company. Each option will convert to one ordinary share on exercise (provision is made for adjustment in certain circumstances). A participant may exercise his or her options (subject to employment conditions) any time during a prescribed period commencing at least one year from the date on which the options are conferred. New ordinary shares will be issued in accordance with the Constitution upon the exercise of options. The price payable on exercise will be equivalent to the average daily closing price of Telecom shares reported on the New Zealand Stock Exchange for the 10 business days on which shares are traded immediately preceding the date on which options are granted (subject to adjustment if the shares traded "cum dividend"). The options granted are determined by a committee of the Board of Directors pursuant to the executive share option scheme.

                                      F28

                       NOTES TO THE FINANCIAL STATEMENTS


continued

NOTE   18   CAPITAL FUNDS (continued)

Information regarding options granted under the executive share option scheme is as follows:

                                  Option price*            Number of
                                        $                   options
                                 --------------------------------------

As at 31 March 1997                   5.83                 1,467,718
Granted                               7.13                 1,473,447
Exercised                             6.28                  (264,992)
Lapsed due to resignation             6.86                   (53,685)
                                                          ----------

As at 31 March 1998                   6.49                 2,622,488
Granted                               8.49                 3,022,401
Exercised                             6.65                  (825,917)
Lapsed due to resignation             8.37                  (186,087)
Forfeited                             8.54                  (999,284)
                                                          ----------
As at 31 March 1999                   7.46                 3,633,601
Granted                               8.12                 3,954,194
Lapsed due to resignation             8.54                   (32,239)
                                                          ----------

As at 30 June 1999                    7.80                 7,555,556
Granted                               8.39                   487,894
Exercised                             6.16                  (668,316)
Lapsed due to resignation             8.15                  (641,059)
                                                          ----------

As at 30 June 2000                    7.97                 6,734,075
                                                          ==========

                               -------------------------------------------------------    ------------------------------------

                                                 Options outstanding                          Options currently exercisable
                               -------------------------------------------------------    ------------------------------------
                                  Options     Price range     Price *     Remaining           Options              Price *
Period Granted                  outstanding        $             $      life* (years)       exercisable               $
--------------------------------------------------------------------------------------    ------------------------------------
1 April 1995 - 31 March 1996       372,415        5.71          5.71          1.0              372,415                 5.71
1 April 1996 - 31 March 1997       135,951    6.01 - 6.98       6.67          2.0              135,951                 6.67
1 April 1997 - 31 March 1998       764,040    6.85 - 8.42       7.38          2.9              764,040                 7.38
1 April 1998 - 31 March 1999     1,610,000    7.85 - 9.17       8.46          3.6            1,610,000                 8.46
1 April 1999 - 30 June 1999      3,363,775        8.12          8.12          4.4            2,179,791                 8.12
1 July 1999  - 30 June 2000        487,894    7.87 - 8.80       8.39          5.3                    -                    -
                               -----------                                               -------------
                                 6,734,075                                                   5,062,197
                               ===========                                               =============

* Weighted average

AAPT Share Options

AAPT Limited operates an executive and employee share option plan whereby AAPT executives and employees are granted a number of options to purchase AAPT ordinary shares. Each option is convertible to one ordinary AAPT Limited fully paid share. Participants may exercise their options as follows:

 .    Up to 50% of the options, between two and five years of the grant date;
 .    Up to a further 25% of the options, between three and five years of the grant date; and
 .    Up to the remaining 25% of the options, between four and five years of the grant date.

                                      F29

                       NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE   18   CAPITAL FUNDS (continued)

New ordinary shares will be issued in accordance with AAPT's Constitution upon the exercise of the options. The exercise price is determined by the weighted average of the price at which AAPT's shares were traded on the Australian Stock Exchange during the week before the options were granted. The options granted are determined by AAPT's Board pursuant to the executive and employee share option scheme.

Information regarding options granted under the AAPT executive and employee share option plan is as follows:

                                      Option price*            Number of
                                            A$                  options
                                     ------------------------------------

As at 27 November 1999                    2.15                11,250,000
Granted                                   5.42                 5,524,000
Exercised                                 2.77                (5,422,475)
Lapsed due to resignation                 4.86                  (198,400)
                                                              ----------
As at 30 June 2000                        3.62                11,153,125
                                                              ==========


                                   -------------------------------------------------------    --------------------------------
                                                     Options outstanding                       Options currently exercisable
                                   -------------------------------------------------------    --------------------------------
                                      Options     Price range     Price *     Remaining           Options         Price *
Period Granted                      outstanding        A$           A$      life* (years)       exercisable          A$
------------------------------------------------------------------------------------------    --------------------------------
1 July 1997 - 30 June 1998           3,061,500    0.30 - 3.21      0.89          2.2             3,061,500          0.89
1 July 1998 - 30 June 1999           2,342,625    2.68 - 4.59      3.59          3.7             2,342,625          3.59
1 July 1999 - 27 November 1999         360,000        4.75         4.75          4.1               360,000          4.75
28 November 1999 - 30 June 2000      5,389,000    4.83 - 6.45      5.42          4.8                     -             -
                                   -----------                                                 -------------
                                    11,153,125                                                   5,764,125
                                   ===========                                                 =============

* Weighted average

Dividends

Dividends declared and provided by the Company are as follows:

                                                                                          Three months     Year
                                                                                              ended        ended
                                                                 Year ended 31 March         30 June      30 June
                                                              ------------------------------------------------------
                                                                  1998          1999          1999          2000
                ----------------------------------------------------------------------------------------------------
                (Dollars in millions, except per share             NZ$           NZ$           NZ$           NZ$
                amounts)
                ----------------------------------------------------------------------------------------------------
First quarter dividend paid                                        186           201             -           201
    Supplementary dividend                                          26            26             -            25

Second quarter dividend paid                                       185           201             -           201
    Supplementary dividend                                          25            26             -            25

Third quarter dividend paid                                        184           202             -           202
    Supplementary dividend                                          25            26             -            25

Third quarter special dividend provided                             61             -             -             -
    Supplementary dividend                                           8             -             -             -

Fourth quarter dividend provided                                   140           202             -           202
    Supplementary dividend                                          19            26             -            25

Transition period dividend provided                                  -             -           202             -
    Supplementary dividend                                           -             -            25             -
                                                              ------------------------------------------------------
Total dividends                                                    859           910           227           906
                                                              ======================================================
Dividends per share (excluding supplementary dividends)       43.0 cents    46.0 cents    11.5 cents     46.0 cents
                                                              ======================================================

                                      F30

                       NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE   18   CAPITAL FUNDS (continued)

Total dividends for the year ended 30 June 2000 represented four quarterly dividends of 11.5 cents per share. In addition, and in accordance with the Income Tax Act 1994, supplementary dividends totalling $75 million were paid with the first three quarterly dividends to shareholders who are not resident in New Zealand, for which Telecom received an equivalent tax credit from the Inland Revenue Department. Supplementary dividends of $25 million have been provided for which will be payable with the fourth quarter dividend.

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the 31 March 2000 quarterly dividend 1,943,141 shares, with a total value of $15 million, were issued in lieu of a cash dividend.

NOTE   19   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Interest Rate and Currency Risk

Telecom employs the use of derivative financial instruments for the purpose of reducing its exposure to fluctuations in interest rates and foreign exchange rates. Telecom effectively monitors the use of derivative financial instruments through the use of well-defined market and credit risk limits and timely reports to senior management.

The majority of Telecom's long-term debt has been, and is currently, subject to fixed interest rates. Telecom uses derivative products such as interest rate swaps, forward rate agreements and interest rate options to reduce the impact of changes in interest rates on its floating rate debt.

The purpose of Telecom's foreign currency hedging activities is to protect it from the risk that the eventual New Zealand dollar net cash flows, resulting from purchases from foreign suppliers and foreign currency borrowings and expenditure, will be adversely affected by changes in exchange rates. As at 30 June 2000, Telecom's net unhedged foreign exchange position relating to the aforementioned activities was not significant.

The notional principal or contract amounts outstanding are as follows:

                                                                               Telecom Group
                                                           ------------------------------------------------------
                                                             31 March            30 June
                                                           ------------------------------------------------------
                                                              1999        1999            2000        Maturities
                               ----------------------------------------------------------------------------------
                               (Dollars in millions)           NZ$         NZ$             NZ$
                               ----------------------------------------------------------------------------------
Cross currency interest rate swaps                              925        925            2,575        2001-2009
Interest rate swaps                                             719        719            2,397        2001-2010
Interest rate options                                             -        300              450        2000-2001
Forward exchange contracts
  (hedging firm purchase commitments and foreign
currency investments)                                           712        895              757        2000-2005
Forward exchange contracts
  (hedging short-term debt)                                     718        605              340             2000
Forward rate agreements                                          30          -                -                -
Currency options
  Purchased puts                                                  -          -               21        2000-2001
  Sold calls                                                      -          -               20        2000-2001

The notional amounts of the derivative financial instruments, with the exception of forward exchange contracts and cross currency interest rate swaps, do not necessarily represent amounts exchanged by the parties, and therefore, are not a direct measure of the exposure of Telecom through its use of derivative financial instruments. The amounts exchanged are calculated on the basis of the notional principal amounts and the other terms of the instruments, which relate to interest rates and exchange rates.

                                      F31

                       NOTES TO THE FINANCIAL STATEMENTS
continued

NOTE   19   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Parent Company

The Parent Company had no derivative contracts outstanding at 30 June 2000 and 1999, and 31 March 1999.

Concentration of Credit Risk

In the normal course of its business, Telecom incurs credit risk from trade receivables and transactions with financial institutions. Telecom has a credit policy, which is used to manage this exposure to credit risk. As part of this policy, limits on exposures with counterparties have been set and approved by the Board of Directors and are monitored on a regular basis.

Telecom does not require collateral or other security to support financial instruments with credit risk. While Telecom may be subject to credit losses in the event of non-performance by its counterparties, it does not expect such losses to occur.

Financial instruments which potentially subject Telecom to credit risk consist principally of cash, short-term investments, advances to associate companies, trade receivables and various off-balance sheet instruments. Telecom places its cash, short-term investments and off-balance sheet hedging instruments with high credit quality financial institutions and sovereign bodies and limits the amount of credit exposure to any one financial institution. Telecom has no significant concentrations of credit risk in respect of any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers included in Telecom's customer base.

Fair Values of Financial Instruments

The estimated fair values of Telecom's financial instruments, which differ from the carrying values, are as follows:

                                                                                  Telecom Group
                                                           -------------------------------------------------------------
                                                                31 March                        30 June
                                                           -------------------------------------------------------------
                                                                  1999                 1999                 2000
                                                           -------------------------------------------------------------
                                                            Carrying     Fair    Carrying    Fair     Carrying    Fair
                                                              value     value     value      value      value    value
                               -----------------------------------------------------------------------------------------
                               (Dollars in millions)           NZ$       NZ$       NZ$        NZ$       NZ$        NZ$
                               -----------------------------------------------------------------------------------------
Applicable financial instruments on the balance sheet:
    Long-term investments - term deposits                       26        28        26         28        34         35
    Long-term investments - advances to associate
     companies                                                   -         -       104        104       158        151
    Long-term investments - shares in listed
     companies                                                   -         -       386        337       166        158
    Long-term debt (see Note 17)                            (1,289)   (1,520)   (1,250)    (1,389)   (3,049)    (3,267)
    Capital notes                                             (942)   (1,075)     (942)    (1,029)     (943)    (1,085)

Financial instruments with off-balance sheet risk:
    Interest rate swaps                                         (6)      (43)      (13)       (24)      (15)       (62)
    Cross currency interest rate swaps                           6       156         9        146         7        277
    Interest rate options                                        -         -         2          1         1          2
    Foreign currency forward exchange contracts
      (hedging firm purchase commitments and
      foreign currency investments)                              1        29         1         15         1         59
    Foreign currency options                                     -         -         -          -         -          1

Telecom anticipates that long-term debt and capital notes will be held to maturity and, accordingly, settlement at the reported fair value of these financial instruments is unlikely.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

                                      F32

NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE   19   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Cash, Short-Term Investments, Bank Overdraft, Short-Term Debt, Receivables and Prepayments, Accounts Payable and Accruals

The carrying amounts of these balances are approximately equivalent to their fair value and therefore they are excluded from the table shown above.

Long-Term Investments

The fair value of term deposits is estimated on the basis of current market interest rates available to Telecom for investments of similar terms and maturities.

The fair value of advances to associate companies is based on current market interest rates for debt of similar maturities.

The fair value of shares in listed companies is based on quoted market prices for these securities.

It was not practicable to estimate fair values of the remaining long-term investments as there are no quoted market prices for these or similar investments.

Long-Term Debt

The fair values of TeleBonds, Eurobonds and the Swiss franc issue are estimated on the basis of the quoted market prices of Government debt securities of similar maturities. The fair value of other long-term debt is based on current market interest rates available to Telecom for debt of similar maturities.

Capital Notes

The fair values of Capital Notes are estimated on the basis of the quoted market prices of Government debt securities of similar maturities.

Cross Currency Interest Rate Swaps, Interest Rate Swaps, Forward Exchange Contracts, Foreign Currency Options, Forward Rate Agreements and Interest Rate Options

The fair values are estimated on the basis of the quoted market prices of those instruments.

The carrying value of the cross currency interest rate swaps and interest rate swaps represents the accrued interest on these instruments.

                                      F33

                       NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE   19   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Repricing Analysis

The following table indicates the effective interest rates, the earliest period in which recognised financial instruments reprice and the extent to which these factors have been modified by off-balance sheet financial instruments. This information provides a basis for the evaluation of the interest rate risk to which Telecom is exposed in the future.

                                    Weighted
                                    effective                                                          Greater
                                    interest    Within      1-2          2-3        3-4       4-5       than
                                      rate      1 year     years        years      years     years     5 years      Total
         --------------------------------------------------------------------------------------------------------------------
         (Dollars in millions)                    NZ$       NZ$          NZ$        NZ$        NZ$        NZ$        NZ$
         --------------------------------------------------------------------------------------------------------------------
Financial assets:
  Cash balances                      5.14%          81         -          -          -           -         -          81
  Investments                        6.87%         739        38          -          -           -         -         777


Financial liabilities:
  Debt                               7.93%      (1,771)     (599)      (269)      (137)       (769)     (778)     (4,323)

Capital notes                        8.60%           -         -       (263)      (273)          -      (407)       (943)

Off-balance sheet
instruments:
  Interest rate swaps                            2,360       (39)      (406)         -        (490)   (1,425)          -
  Cross currency interest                       (2,293)      357        457          -         770       709           -
    rate swaps
 Interest rate options                             350      (350)         -          -           -         -           -
                                              ----------------------------------------------------------------------------
30 June 2000 repricing
    profile                                       (534)     (593)      (481)      (410)       (489)   (1,901)     (4,408)
                                              ============================================================================
30 June 1999 repricing
    profile                                       (518)     (273)      (387)      (486)       (362)     (710)     (2,736)
                                              ============================================================================
31 March 1999 repricing
    profile                                       (416)     (279)      (199)      (356)       (512)     (690)     (2,452)
                                              ============================================================================

NOTE   20   COMMITMENTS

Operating Leases

Minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for in respect of restructuring) are:

                                                                               Telecom Group
                                                                  -----------------------------------------
                                                                    31 March             30 June
                                                                  -----------------------------------------
                                                                      1999          1999          2000
                                      ---------------------------------------------------------------------
                                      (Dollars in millions)            NZ$           NZ$           NZ$
                                      ---------------------------------------------------------------------
    Payable within 1 year                                               45            50            56
    Payable within 1-2 years                                            41            45            48
    Payable within 2-3 years                                            35            39            41
    Payable within 3-4 years                                            32            32            28
    Payable within 4-5 years                                            24            23            19
    Payable thereafter                                                 116           133            83
                                                                  -----------------------------------------
                                                                       293           322           275
                                                                  =========================================

                                      F34

                       NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE     20   COMMITMENTS (continued)

Finance Leases

Lease commitments in respect of capitalised finance leases are:

                                                                               Telecom Group
                                                                  -----------------------------------------
                                                                    31 March             30 June
                                                                  -----------------------------------------
                                                                       1999         1999          2000
                                      ---------------------------------------------------------------------
                                      (Dollars in millions)            NZ$           NZ$           NZ$
                                      ---------------------------------------------------------------------
    Payable within 1 year                                               19            19            63
    Payable within 1-2 years                                            63            59            23
    Payable within 2-3 years                                            17            17             -
    Payable within 3-4 years                                             -             -             -
    Payable within 4-5 years                                             -             -             -
                                                                  -----------------------------------------
    Total minimum lease payments                                        99            95            86
    Future finance charges on finance leases                            (9)           (8)           (5)
                                                                  -----------------------------------------
    Present value of net future minimum lease payments (see
    Note 17)                                                            90            87            81
                                                                  =========================================


Capital Commitments

At 30 June 2000, capital expenditure amounting to $754 million (30 June 1999:
$65 million, 31 March 1999: $55 million) had been committed under contractual arrangements, with substantially all payments due within four years. The capital expenditure commitments principally relate to telecommunications network assets and at 30 June 2000 included Telecom and AAPT's commitments relating to Code Division Multiple Access ("CDMA") network build costs.

In addition Telecom has signed an agreement with other international telecommunications organisations to build and operate a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. In March 1998, Telecom contractually committed to purchase capacity on Southern Cross of approximately US$140 million. The first payment of approximately US$70 million is due on the first ready-for-service date ("RFS"), now expected to be in November 2000. The second payment of approximately US$57 million is due on the first anniversary of RFS with the balance payable over the following two years. In November 1999, Telecom committed to purchase further capacity at a cost of US$69 million. Payments of US$12 million, US$23 million, US$23 million and US$11 million are due on 31 January 2002, 2003, 2004 and 2005 respectively. In addition AAPT has committed to purchase capacity on Southern Cross at a cost of approximately US$40 million payable over the next three years.

To date Southern Cross has signed capacity purchase commitments with customers totalling US$1.1 billion. Southern Cross cable construction costs are being funded through a US$640 million external credit facility and interim funding provided by the shareholders. Telecom has committed to provide up to US$150 million as part of this interim funding and as at 30 June 2000 had advanced US$120 million (excluding accrued interest) under this arrangement. Southern Cross plans to refinance the external credit facility, and repay all outstanding interim funding from shareholders, on or before RFS. Based on current capacity commitments and expected revenue forecasts, it is expected that Southern Cross will repay its borrowings in the first few years after project completion.

In addition the Telecom Group has committed to provide additional funding of A$90 million to another associate company, over the next 18 months.

                                      F35

                       NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE   21 CONTINGENT LIABILITIES

Lawsuits and Other Claims

In proceedings commenced in November 1996, Clear Communications Limited ("Clear") alleges breaches of the Commerce Act in relation to Telecom's bundling practices. Unspecified damages are sought.

In April 1997, Telecom issued proceedings against Clear for withholding certain payments for services supplied under Clear's 1996 interconnection agreement with Telecom. Telecom seeks a declaration that the outstanding amounts are payable and an injunction requiring Clear to pay for services provided under the interconnection agreement. Clear's latest amended defence and counterclaim allege that the provisions of the 1991 and 1996 interconnection agreements requiring payments of the sums invoiced by Telecom are void or unenforceable and that by charging these sums and seeking to enforce the agreements Telecom has an anti-competitive purpose and effect in breach of the Commerce Act.

In May 2000, Clear abandoned most of its causes of action in these two proceedings. A three month liability trial dealing with remaining allegations in both proceedings is due to commence on 26 March 2001. Specified allegations previously the subject of separate proceedings will be referred to arbitration after trial.

In proceedings commenced by Telstra NZ Limited ("Telstra NZ") in May 1999, it was alleged that Telecom's cessation of certain carrier rebilling arrangements with Telstra NZ breached the Commerce Act. Telstra NZ sought injunctive relief together with unspecified damages. Telstra NZ's application for interlocutory injunction was dismissed in July 1999, and the proceedings were settled in July 2000.

In June 1999 a claim was filed against Telecom in the Employment Court by representative and individual plaintiffs. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

In March 1997 Telstra Corporation commenced proceedings against AAPT in the Commercial Division of the Supreme Court of New South Wales, Australia. These proceedings were later transferred to the Federal Court of Australia in Sydney. Telstra Corporation claims approximately A$127 million plus interest and costs for unpaid charges for telecommunications services and restitution for the benefits received in relation to those telecommunication services. AAPT has cross-claimed asserting claims including breach of contract, negligence, misleading and deceptive conduct, misuse of confidential information, unconscionable conduct and abuse of market power under Part IV of the Australian Trade Practices Act. Trial of these proceedings has commenced and the hearing is due to resume in October 2000.

In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. Clear also commenced proceedings against Telecom in April 2000, alleging breach of contract in relation to the number portability agreement between Telecom and Clear and breach of the Commerce Act in relation to Telecom's 0867 service. CallPlus and Clear each seek injunctive relief and an inquiry into damages.

On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened s36 of the Commerce Act, pecuniary penalty, and costs.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations.

                                      F36

                       NOTES TO THE FINANCIAL STATEMENTS


continued

NOTE   21 CONTINGENT LIABILITIES (continued)

Land Claims

As previously stated in Note 13, interests in land included in fixed assets purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be Wahi Tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to the Company by the Government and/or by the Company to its subsidiary companies. In the event that land is resumed by the Government, there is provision for compensation to Telecom.

Financial Instruments

There are contingent liabilities in respect of outstanding contracts for the sale and purchase of foreign currencies, cross currency interest rate swaps, interest rate swaps, interest rate options and foreign currency options. No significant losses are anticipated in respect of these matters.

AAPT had issued bank guarantees totalling A$91 million as at 30 June 2000.

Parent Company

The Parent Company has guaranteed, along with guaranteeing subsidiary companies, indebtedness of TCNZ Finance Limited amounting to $3,272 million ( 30 June 1999:
$1,546 million, 31 March 1999: $1,580 million) under a guarantee dated 27 May 1997 and trust deeds dated 25 October 1988, 3 April 1992 and 17 March 2000 and subsequent supplemental trust deeds, together with interest thereon. The Parent Company has issued further guarantees in relation to commercial paper and other treasury activities of TCNZ Finance Limited. The Parent Company has also provided intercompany guarantees to Telecom New Zealand Limited.

NOTE   22 RELATED PARTY TRANSACTIONS

Telecom Group

Transactions with Principal Shareholders

During the share repurchase programme, which was completed in December 1997, 31,979,330 shares were repurchased from each of Ameritech and Bell Atlantic at a cost of $233 million each. At the time of the share repurchase, Ameritech and Bell Atlantic were principal shareholders in Telecom.

Interest of Directors in Certain Transactions

Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business.

Advances to Associate Companies

As at 30 June 2000 Telecom had made a long-term shareholders advance of US$58 million (excluding accrued interest) to Southern Cross Cables Holdings Limited at an interest rate of Libor + 0.75% (30 June 1999: US$55 million) and a short-term advance for interim funding purposes of US$120 million (excluding accrued interest) at an interest rate of Libor + 1.0%. AAPT had made an interest free advance of A$25 million to AOL Australia Online Services Pty Limited at 30 June 2000.

                                      F37

                       NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE   22   RELATED PARTY TRANSACTIONS (continued)

Parent Company

The Parent Company's transactions with subsidiary companies are set out in Notes 2 and 5.

Amounts due to subsidiary companies are for no fixed term and are at a weighted average interest rate of 6.35% at 30 June 2000 (30 June 1999: 4.68%).

Included within investments in subsidiary companies (see Note 11) at 30 June 2000 are net term loans of $1,711 million (30 June 1999: $567 million) advanced to subsidiary companies. These term loans have interest rates ranging between 0% and 9.8% (30 June 1999: 0% and 9.8%).

NOTE   23   SUBSIDIARY AND ASSOCIATE COMPANIES

At 30 June 2000, the significant operating companies of the Telecom Group and their activities were as follows:

                                      Country of       Interest
                                    incorporation       held                         Principal activity
-------------------------------------------------------------------------------------------------------------------------------
Subsidiary Companies
Telecom New Zealand Limited          New Zealand        100%        Provides local, national and international and value-added telephone services, cellular and other mobile services,
                                                                    data and Internet services.
Telecom Directories Limited          New Zealand        100%        Publishes telephone directories.
Telecom Purchasing Limited           New Zealand        100%        A group purchasing and procurement company.
Telecom Cook Islands Limited         Cook Islands        60%        Provides telecommunications services in the Cook Islands.
TCNZ (UK) Investments Limited        United Kingdom     100%        A group finance company.
TCNZ (United Kingdom) Securities     United Kingdom     100%        A group finance company.
  Limited
TCNZ Finance Limited                 New Zealand        100%        A group finance company.
Telecom Investments Limited          New Zealand        100%        A group finance company.
Telecom New Zealand Finance          New Zealand        100%        A group finance company.
  Limited
TCNZ Financial Services Limited      New Zealand        100%        A group finance company.
Telecom Enterprises Limited          New Zealand        100%        A holding company.
Telecom Wellington Investments       New Zealand        100%        A holding company.
  Limited
Telecom Pacific Limited              New Zealand        100%        A holding company.
TCNZ Australia Investments           Australia          100%        A holding company.
  Pty Limited
Telecom Southern Cross Limited       New Zealand        100%        A holding company.
TCNZ (Bermuda) Limited               Bermuda            100%        A holding company.
Telecom Southern Cross Finance       Bermuda            100%        A group finance company.
  Limited
Telecom New Zealand Australia        Australia          100%        Provides international wholesale telecommunications services.
  Pty Limited
Telecom New Zealand Japan            Japan              100%        Provides international wholesale telecommunications services.
  Kabushiki Kaisha
Telecom New Zealand UK Limited       United Kingdom     100%        Provides international wholesale telecommunications services.
Telecom New Zealand (UK) Licences    United Kingdom     100%        Holds United Kingdom telecommunications licences.
  Limited

                                      F38

                       NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE   23   SUBSIDIARY AND ASSOCIATE COMPANIES (continued)

Telecom New Zealand USA Limited      United States      100%        Provides international wholesale
                                                                    telecommunications services.
AAPT Limited                         Australia         79.9%        Provides value added telecommunications
                                                                    services.

Cellular One Communications          Australia          100%*       Provides mobile telecommunications services.
  Limited

connect.com.au Pty Limited           Australia          100%*       Internet service provider.
Commerce Solutions Limited           Australia          100%*       Provides e-commerce solutions.
AAPT CDMA Pty Limited                Australia          100%*       Provides CDMA wireless services.

Associate Companies

Pacific Carriage Holdings Limited    Bermuda             50%        A holding company.
Southern Cross Cables                Bermuda             50%        A holding company.
  Holdings Limited
AOL Australia Online Services        Australia           50%*       Internet service provider.
  Pty Limited

Other than Telecom New Zealand Australia Pty Limited, which has a balance date of 31 March, the financial year-end of all significant operating subsidiaries and associates is 30 June.

* Represents AAPT's shareholding in the company.

NOTE   24   SEGMENTAL REPORTING

During 1997, the Financial Accounting Standards Board issued SFAS 131 ("Disclosures about Segments of an Enterprise and Related Information") which is effective for periods beginning after 15 December 1997. SFAS 131 establishes standards for the way companies must determine and report information about operating segments. Telecom has three reportable segments: Wireline, Wireless and AAPT. The Wireline segment comprises all basic and value-added voice telephony and data services. These services include the provision and maintenance of basic connections between the customers premises and the public switched network, voice telephony calls originating on fixed lines (Local, National, International and Other Calling), value added services such as call waiting and voice messaging, data transmission services, directory services, dedicated leased lines, Internet services and offering interconnection to other service providers. The Wireless segment includes a full range of wireless based telecommunications services including the provision of, connection to and usage of the cellular and paging networks. AAPT is Australia's third largest telecommunications carrier offering a wide range of fixed-line, data, Internet and mobile services. Operating segments included within the "all other" category generate revenue by developing software, supplying equipment and providing a network design, build and maintenance service (the network design, build and maintenance service business was sold in July 2000). These other segments do not meet the quantitative thresholds for determining reportable segments.

Excluding AAPT, Telecom's reportable segments are aggregations of similar products and services. This is a basis management uses for making operating decisions and assessing performance. Since its acquisition, AAPT has been managed by the Telecom Group as a stand-alone business. The accounting policies of the segments are the same as those described in the summary of significant accounting policies disclosed in Note 1, page 43 of the Annual Report.

The AAPT and Wireline segments charge each other for the termination of calls that originate on the other's network. The network design, build and maintenance segment charged the Wireline and Wireless segments for the provision of services. Other intersegment revenue relates to internal telecommunications services charges. The company generally accounts for intersegment sales of products and services at current market prices.

The table below summarises reportable segment surplus and segment assets as at and for the years ended 31 March 1998 and 1999, the three months ended 30 June 1999 and the year ended 30 June 2000.

                                      F39

                       NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE   24   SEGMENTAL REPORTING (continued)

                                                                                     Eliminations
                              Wireline      Wireless       AAPT        All Other     /Adjustments     Consolidated
---------------------------------------------------------------------------------------------------------------------
(Dollars in millions)           NZ$           NZ$           NZ$           NZ$             NZ$              NZ$
---------------------------------------------------------------------------------------------------------------------
Revenues from external customers (before abnormal items)
30 June 2000                   2,951           546           730           104              -             4,331
30 June 1999                     684           130             -            34              -               848
31 March 1999                  2,881           477             -            76              -             3,434
31 March 1998                  2,871           423             -           104              -             3,398
Intersegment revenue
30 June 2000                      16             8             6           130           (160)                -
30 June 1999                       1             1             -            41            (43)                -
31 March 1999                      8            11             -           184           (203)                -
31 March 1998                      7             9             -           249           (265)                -
Depreciation
30 June 2000                     436            99            26             7             15               583
30 June 1999                     106            22             -             2              6               136
31 March 1999                    428            89             -            10             26               553
31 March 1998                    381            83             -            13             87               564
Segment surplus (before interest, taxation and abnormal items)
30 June 2000                   1,195           152            24            31              9 a           1,411
30 June 1999                     287            50             -            10              2 a             349
31 March 1999                  1,159           202             -            16             22 a           1,399
31 March 1998                  1,189           200             -            23            (35)a           1,377
Segment fixed assets
30 June 2000                   3,189           599           478             -            (16)b           4,250c
30 June 1999                   3,199           530             -            34             11 b           3,774c
31 March 1999                  3,219           518             -            32             11 b           3,780c
31 March 1998                  3,192           509             -            40             52 b           3,793c

The above information is for the years ended 31 March and 30 June except for the 30 June 1999 information which is for a three month period.

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

(c) Reconciliation of Segment Assets:

                                                               As at 31 March                   As at 30 June
                                                 ----------------------------------------------------------------------
                                                          1998             1999            1999              2000
-----------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                      NZ$              NZ$             NZ$               NZ$
-----------------------------------------------------------------------------------------------------------------------
Fixed assets - reportable segments                       3,741            3,769           3,763             4,266
Fixed assets - eliminations/adjustments                     52               11              11               (16)
                                                 ----------------------------------------------------------------------
Group fixed assets                                       3,793            3,780           3,774             4,250
Other assets                                             1,372            1,595           1,468             3,731
                                                 ----------------------------------------------------------------------
Total group assets                                       5,165            5,375           5,242             7,981
                                                 ----------------------------------------------------------------------

                                      F40

                       NOTES TO THE FINANCIAL STATEMENTS

continued

NOTE   24   SEGMENTAL REPORTING (continued)

Geographic segments

In each of the fiscal years ended 31 March 1998 and 1999 and the three months ended 30 June 1999, more than 90% of the Group's total operating revenues, operating earnings and identifiable assets were generated by operations in New Zealand. With the acquisition of a controlling stake in AAPT during the fiscal year ended 30 June 2000, a material proportion of the Group's operations are now undertaken outside New Zealand. Disclosure of revenues, net earnings, fixed assets and total assets on a geographical basis is set out below.

As at and for the year ended 30 June 2000

                                                                                Telecom Group
                                                 ---------------------------------------------------------------------------
                                                   New Zealand    Australian       Other
                                                    operations    operations     operations    Eliminations   Consolidated
                          --------------------------------------------------------------------------------------------------
                           (Dollars in millions)                                                                  NZ$
                          --------------------------------------------------------------------------------------------------
Operating revenue
    External customers                                 3,515            741          75              -            4,331
    Internal customers                                    22             15           -            (37)               -
    Abnormal revenue                                       -             15           -              -               15
                                                 ---------------------------------------------------------------------------

Total revenue                                          3,537            771          75            (37)           4,346

Segment net earnings attributable to
shareholders                                             757             31          18            (23)             783
Segment fixed assets                                   3,724            503          45              -            4,272
Segment total assets                                   5,076          1,083         648          1,174            7,981

Intersegment sales are priced on an arms length basis.

                                      F41

                       Notes to the Financial Statements

      Continued

NOTE 25 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

                                                                      Telecom Group                          Parent Company
                                                         ----------------------------------------     ------------------------------
                                                                               Three                            Three
                                                                               months                  Year     months
                                                              Year ended       ended   Year ended      ended    ended   Year ended
                                                               31 March       30 June   30 June      31 March  30 June   30 June
                                                         ----------------------------------------    -----------------------------
                                                           1998      1999      1999       2000         1999      1999      2000
                                       ----------------------------------------------------------    -----------------------------
                                       (Dollars in          NZ$       NZ$       NZ$        NZ$          NZ$       NZ$       NZ$
                                       millions)
                                       ----------------------------------------------------------    -----------------------------
Net earnings attributable to shareholders                    820       822        202       783         699       174        722
Adjustments to reconcile net earnings to net
cash flows from operating activities:
  Depreciation                                               564       553        136       583           -         -          -
  Bad and doubtful accounts                                   34        27          5        43           -         -          -
  Deferred income tax                                         (2)       23         (1)       24           -         -          -
  Share of losses of associate companies                       -         -          7         6           -         -          -
  Minority interests in profits of subsidiaries                -         2          -         8           -         -          -
  Capital note distribution costs                             26        55         13        54           -         -          -
  Goodwill amortised                                           4         7          2        43           -         -          -
  Sale of AAPT Sat-Tel Pty Limited                             -         -          -       (15)          -         -          -
  Discontinued operations                                    (30)        -          -         -           -         -          -
  Other                                                        1        14         (1)       (2)          -         -          -
Changes in assets and liabilities net of effects of
non-cash and investing and financing activities:
  (Increase)/decrease in accounts receivable and
  related items                                             (108)       23        (15)     (127)         20         -         (2)
  Decrease/(increase) in inventories                          20        (1)        (9)        6           -         -          -
  Increase/(decrease) in current taxation                    106        83        153        61         (53)      (15)       (49)
  (Decrease)/increase in provisions                          (53)      (59)         6       (57)          -         -          -
  Increase/(decrease) in accounts payable and
  related items                                              155        25         (5)      135           -         -        (12)
                                                       --------- --------- ---------- ---------   --------- --------- ----------
Net cash flows from operating activities                   1,537     1,574        493     1,545         666       159        659
                                                       ========= ========= ========== =========   ========= ========= ==========


NOTE   26   IMPUTATION CREDIT ACCOUNT

Dividends paid by New Zealand resident companies may include imputation credits representing the taxation already paid by the Company on the profits distributed. New Zealand resident shareholders may claim a tax credit equal to the value of the imputation credit attached to dividends. Overseas shareholders in general are not entitled to claim the benefit of any imputation credit. Overseas shareholders may benefit from supplementary dividends.

The movements in the imputation credit accounts are detailed below:

                                                             Telecom Group                          Parent Company
                                                  ------------------------------------    -----------------------------------
                                                    31 March          30 June               31 March         30 June
                                                  ------------------------------------    -----------------------------------
                                                      1999        1999        2000            1999        1999        2000
                                 -----------------------------------------------------    -----------------------------------
                                 (Dollars in           NZ$         NZ$         NZ$             NZ$          NZ$       NZ$
                                 millions)
                                 -----------------------------------------------------    -----------------------------------
Balance (credit) at the
 beginning of the period                              (116)       (126)         (1)            (17)         (3)        (10)
New Zealand income tax (paid)/refunded                (302)         51        (300)              -           -           -

Imputation credits
attached to dividends received                          (2)          -          (1)           (280)        (81)       (267)
Imputation credits
attached to dividends paid                             294          74         299             294          74         297
                                                  ------------------------------------    -----------------------------------

Balance (credit) at the end of the period             (126)         (1)         (3)             (3)        (10)         20

Minority interests                                       1           1           -               -           -           -
                                                  ----------- ----------- ------------    ----------- ----------- -----------

Net balance (credit) at the end of the period         (125)          -          (3)             (3)        (10)         20
                                                  ====================================    ===================================

                                      F42

                       Notes to the Financial Statement
     continued

NOTE 27   ACQUISITION AND DISPOSAL OF SUBSIDIARIES

     The following acquisitions and disposals impacted Telecom's financial statements in the year ended 30 June 2000:

     . On 27 November 1999 Telecom purchased an additional 61.7% stake in AAPT, bringing the total shareholding at that date to 81.4%.

     .  On 10 February 2000 AAPT acquired a 60% stake in EC-Pay Pty Limited.

     . On 31 March 2000 AAPT disposed of its entire 100% shareholding in AAPT Sat-Tel Pty Limited.

     . On 1 June 2000 Telecom disposed of its entire 100% shareholding in ConnecTel Limited.

     The effect of these acquisitions and disposals on the Group's assets and liabilities was:

                                                               Telecom Group
                                            ---------------------------------
                                            (Dollars in millions)   NZ$
                                            ---------------------------------

     ASSETS
     Current assets:
     Cash                                                            3
     Receivables and prepayments                                   167
     Other current assets                                            1
                                                           ----------------
     Total current assets                                          171
                                                           ----------------

     Future tax benefit                                             14
     Long-term investments                                           2
     Intangibles                                                   268
     Fixed assets                                                  266
                                                           ----------------
     Total assets                                                  721
                                                           ----------------

     LIABILITIES
     Current liabilities:
     Bank overdraft                                                 (1)
     Accounts payable and accruals                                 273
     Other current liabilities                                      (2)
                                                           ----------------
     Total current liabilities                                     270
                                                           ----------------
     Long-term debt                                                147
                                                           ----------------
     Total liabilities                                             417
                                                           ----------------
     Minority interests                                             69
                                                           ----------------
     Net assets acquired                                           235
                                                           ================

     Net consideration:
     Opening investment                                           (385)
     Net cash paid                                              (1,113)
     Goodwill arising on acquisition                             1,279
     Profit on disposal                                            (16)
                                                           ----------------
                                                                  (235)
                                                           ================

                                      F43

                      Notes to the Financial Statements
      continued

NOTE  28   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                             Surplus from      Net
                                                      Net       Surplus       continuing     earnings
                                                   abnormal       from        operations   attributable
                                     Operating     revenue/    continuing   before income       to       Net earnings
                                      revenues     (expense)   operations        tax       shareholders   per share
           ----------------------------------------------------------------------------------------------------------
           (NZ dollars in millions,                                                                         NZ$
            except per share amounts)
           ----------------------------------------------------------------------------------------------------------
     Quarter ended:
       30 September 1999                887           -            365           337           209         0.119
       31 December 1999                 993           -            350           311           197         0.112
       31 March 2000                  1,239          15            380           328           205         0.117
       30 June 2000                   1,227           -            331           270           172         0.098
                                   ----------------------------------------------------------------------------------
     Year ended 30 June 2000          4,346          15          1,426         1,246           783         0.447
                                   ==================================================================================

     Transition period ended:
        30 June 1999 - audited          863          (7)           342           320           202         0.115
                                   ==================================================================================

     Quarter ended:
        30 June 1998                    826           -            325           300           190         0.109
        30 September 1998               869           -            359           328           206         0.118
        31 December 1998                859           -            354           325           202         0.115
        31 March 1999                   896           1            362           337           224         0.128
                                   ----------------------------------------------------------------------------------

     Year ended 31 March 1999         3,450           1          1,400         1,290           822         0.469
                                   ==================================================================================

     Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total annual earnings per share.

                                      F44

                       NOTES TO THE FINANCIAL STATEMENTS
continued

NOTE 29 COMPARATIVE FINANCIAL INFORMATION (UNAUDITED)

     Annual Balance Date Change

     Effective 1 April 1999, Telecom changed its annual balance date from 31 March to 30 June. The unaudited consolidated Statement of Financial Performance for the three months ended 30 June 1998 and the year ended 30 June 1999 is presented below for comparative purposes.

                                                                                Three months   Year ended
                                                                               ended 30 June     30 June
                                                                              ------------------------------
                                                                                   1998           1999
                            --------------------------------------------------------------------------------
                            (Dollars in millions, except per share amounts)        NZ$             NZ$
                            --------------------------------------------------------------------------------
     Operating revenues
         Local service                                                             263           1,059
         Calling                                                                   290           1,140
         Interconnection                                                            15              71
         Cellular and other mobile services                                        113             502
         Data                                                                       81             357
         Other operating revenues                                                   64             327
         Abnormal revenues                                                           -              31
                                                                              ------------------------------
                                                                                   826           3,487
                                                                              ------------------------------
     Operating expenses
         Labour                                                                    124             467
         Depreciation                                                              139             551
         Cost of sales                                                             109             459
         Other operating expenses                                                  129             556
         Abnormal expenses                                                           -              37
                                                                              ------------------------------
                                                                                   501           2,070
                                                                              ------------------------------
     Surplus from operations                                                       325           1,417

     Investment income                                                              16              45
     Interest expense                                                              (41)           (152)
                                                                              ------------------------------
     Surplus from operations before income tax                                     300           1,310

     Income tax expense                                                            (96)           (412)
                                                                              ------------------------------
     Surplus from operations after income tax                                      204             898

     Share of losses of associate company after income tax                           -              (7)
     Minority interests in profits of subsidiaries                                   -              (2)
                                                                              ------------------------------
     Net surplus                                                                   204             889

     Capital note distribution costs after income tax                              (14)            (55)
                                                                              ------------------------------
     Net earnings attributable to shareholders                                     190             834
                                                                              ------------------------------
     Net earnings per share                                                     $0.109          $0.476
                                                                              ==============================
     Weighted average number of ordinary shares outstanding (in millions)        1,752           1,752
                                                                              ==============================

                                      F45

                       NOTES TO THE FINANCIAL STATEMENTS

     continued

     NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE

     The consolidated financial statements are prepared in accordance with generally accepted accounting practice ("GAAP") applicable in New Zealand ("NZ") which differs in certain significant respects from that applicable in the United States ("US"). These differences and the effect of the adjustments necessary to restate earnings and shareholders' funds are detailed below.

     EFFECT ON NET EARNINGS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

                                                                                      Telecom Group
                                                                  ------------------------------------------------------
                                                                                               Three months
                                                                                                  ended     Year ended
                                                                     Year ended 31 March         30 June      30 June
                                                                  ------------------------------------------------------
                                                                      1998          1999          1999         2000
                  ------------------------------------------------------------------------------------------------------
                  (Dollars in millions, except per share amounts)      NZ$           NZ$           NZ$           NZ$
                  ------------------------------------------------------------------------------------------------------
Net earnings in accordance with NZ GAAP                                820           822           202           783
Add: Discontinued operations                                           (30)            -             -             -
                                                                  ----------------------------------------------------
                                                                       790           822           202           783
US GAAP adjustments:
  Depreciation of interest costs capitalised in prior years (a)         (9)           (9)           (2)           (9)
  Deferred taxation (b)                                                 28            19            (4)           13
  Executive share ownership plan (c)                                     -           (16)            -             -
  Provision for restructuring (d)                                      (62)            -             -             -
  Provision for Year 2000 (e)                                          (14)          (48)           (7)          (17)
  Provision for onerous contracts (f)                                    -             -            22           (14)
  Share of losses of associate company (g)                               -             -             -           (23)
                                                                  ----------------------------------------------------

Net earnings from continuing operations in
  accordance with US GAAP                                              733           768           211           733
Discontinued operations                                                 30             -             -             -
                                                                  ----------------------------------------------------
Net earnings in accordance with US GAAP                                763           768           211           733
                                                                  ====================================================
Basic earnings per share from continuing
  operations in accordance with US GAAP (m)                         $0.410        $0.438        $0.120        $0.418

Basic earnings per share from discontinued operations
  in accordance with US GAAP                                        $0.017             -             -             -
                                                                  ----------------------------------------------------
Basic net earnings per share in accordance
  with US GAAP                                                      $0.427        $0.438        $0.120        $0.418
                                                                  ====================================================
Diluted earnings per share from continuing operations
  in accordance with US GAAP (m)                                    $0.410        $0.439        $0.120        $0.417
                                                                  ====================================================

CUMULATIVE EFFECT ON SHAREHOLDERS' FUNDS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

                                                                                      Telecom Group
                                                                  ------------------------------------------------------
                                                                                              Three months  Year ended
                                                                     Year ended 31 March      ended 30 June   30 June
                                                                  ------------------------------------------------------
                                                                      1998          1999          1999         2000
                                     -----------------------------------------------------------------------------------
                                     (Dollars in millions)            NZ$            NZ$           NZ$           NZ$
                                     -----------------------------------------------------------------------------------
Shareholders' funds in accordance with NZ GAAP                       1,063         1,085         1,086         1,130
Capitalisation of interest costs, net of accumulated
  depreciation (a)                                                      50            41            39            30
Deferred taxation (b)                                                  (46)          (27)          (31)          (18)
Provision for dividend (h)                                             140           202           202           202
Executive share ownership plan (c)                                      (3)            -             -             -
Provision for Year 2000 (e)                                             72            24            17             -
Provision for onerous contracts (f)                                      -             -            22             8
Share of losses of associate company (g)                                 -             -             -           (23)
Accumulated unrealised holding loss on available-for-sale                -             -             -            (8)
securities (n)
                                                                  ------------- ------------- ------------- ------------

Shareholders' funds in accordance with US GAAP                       1,276         1,325         1,335         1,321
                                                                  ============= ============= ============= ============

                                      F46

                       NOTES TO THE FINANCIAL STATEMENTS

     continued

NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

     (a) Capitalisation of Interest Costs Relating to the Construction of Property, Plant and Equipment

     Prior to 1 April 1989, Telecom did not capitalise interest costs incurred in connection with the financing of expenditures for the construction of telecommunications equipment and other fixed assets. In the year ended 31 March 1990, Telecom changed that policy such that, for each fixed asset project having a cost in excess of $10 million and a construction period of not less than 12 months, interest costs incurred during the period that is required to complete and prepare the fixed asset for its intended use are capitalised as part of the total cost. In the year ended 31 March 1996, Telecom changed that policy further such that, for each fixed asset project having a cost in excess of $100,000 and a construction period of not less than three months, interest costs incurred during the period that is required to complete and prepare the fixed asset for its intended use are capitalised as part of the total cost. The policy was changed again from 1 April 1999 such that interest costs are capitalised for all fixed asset projects.

     Under US GAAP, interest costs incurred in connection with the financing of all expenditure for the construction of fixed assets are required to be capitalised during the period required to prepare the fixed asset for its intended use. For the purpose of compliance with US GAAP, the estimated amount of interest that would have been capitalised on construction costs incurred on capital projects not already capitalised in accordance with Telecom's accounting policy has been determined and depreciated over the lives of the related assets. As a result of the change in accounting policy during the year ended 31 March 1996, which brought NZ GAAP accounting treatment in respect of capitalised interest into alignment with US GAAP in all material respects, the ongoing reconciling difference within net earnings will comprise the depreciation charge on interest not capitalised under NZ GAAP prior to 1 April 1995.

     (b)  Deferred Taxation

     Under NZ GAAP, Telecom uses the partial liability method to account for taxation whereby all items expected to reverse in the foreseeable future are recognised, whereas under US GAAP the comprehensive liability method is used.

     The components of the US GAAP net deferred tax liability at 30 June 2000, 30 June 1999 and 31 March 1999 amounting to $31 million, $56 million, and $27 million respectively, are as follows:

                                                   Deferred tax asset                   Deferred tax liability
                                           ------------------------------------   -----------------------------------
                                             31 March           30 June             31 March          30 June
                                           ------------------------------------   ----------------------------------
                                               1999        1999         2000          1999        1999        2000
                            ---------------------------------------------------   -----------------------------------
                             (Dollars in        NZ$          NZ$         NZ$           NZ$         NZ$        NZ$
                              millions)
                            ---------------------------------------------------   -----------------------------------
     Depreciation                                19          14           14          (119)       (113)       (145)
     Restructuring provisions                    12           9            2             -           -           -
     Tax losses in overseas subsidiary
      company                                     -           -           32             -           -           -
     Provisions, accruals and other             105          90          105           (64)        (50)        (57)
     Valuation allowance                         (6)         (6)          (7)            -           -           -
     Supplementary dividend tax credit           26           -           25             -           -           -
                                           ------------------------------------   ----------------------------------
                                                156         107          171          (183)       (163)       (202)
                                           ====================================   ==================================

     Included in the net deferred tax liability at 30 June 20 00 of $31 million is a net current asset of $124 million and a net non-current liability of $155 million. The net deferred tax liability at 30 June 1999 of $56 million included a net current asset of $90 million and a net non-current liability of $146 million. The net deferred tax liability at 31 March 1999 of $27 million included a net current asset of $129 million and a net non-current liability of $156 million.

                                   F47

                       Notes to the Financial Statements

     continued

NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

     (c)  Executive Share Ownership Plan

     The liquidation of Telecom's Executive Plan was completed in March 1999. The Trustee of the Executive Plan had disposed of the 1.9 million unallocated shares and remitted the proceeds to Telecom. Under NZ GAAP the net proceeds from the liquidation of the Executive Plan of $16 million were recorded as abnormal revenue in the Statement of Financial Performance. Under US GAAP the unallocated shares remaining at the time of liquidating the Executive Plan must be considered un-issued. Under US GAAP when a company sells previously un-issued shares in itself, the net proceeds from the sale are accounted for as paid-in capital.

     Under NZ GAAP, compensation expense relating to the Executive Plan was recognised systematically over the life of the plan based on the actual cost of the shares of $2 each. Under US GAAP, the Executive Plan would have been treated as a variable stock award plan and, as such, the compensation expense recognised over the life of the plan would be adjusted in each accounting period for changes in the quoted market price of the Company's shares. Additionally, under US GAAP, the shares issued under the plan would not have been recognised as share capital until they vested and would not all have been recognised as outstanding for the purpose of determining the weighted average number of shares for earnings per share calculations.

     Reconciliation of the cumulative effect of the Executive Plan on shareholders' funds:

                                                                                  Telecom Group
                                                                     -----------------------------------------
                                                                            31 March             30 June
                                                                     -----------------------------------------
                                                                              1999          1999          2000
                                             -----------------------------------------------------------------
                                               (Dollars in millions)           NZ$           NZ$           NZ$
                                             -----------------------------------------------------------------
     Opening balance                                                            (3)            -             -
     Shares vested, net                                                         18             -             -
     US GAAP reversal of NZ GAAP liquidation profit                            (16)            -             -
     Dividends paid on treasury stock                                            1             -             -
                                                                      ----------------------------------------
                                                                                 -             -             -
                                                                      ========================================

     (d)  Provision for Restructuring

     Under US GAAP, provisions for restructuring may only be accrued where a detailed announcement describing the restructuring has been made prior to balance date.

     (e)  Provision for Year 2000

     Under US GAAP, the costs relating to Year 2000 modifications should be expensed as incurred. Consequently, the accrual of such costs is not permitted.

     (f)  Provision for Onerous Contracts

     Under US GAAP, the costs relating to these onerous contracts should be expensed as incurred. Consequently, the accrual of such costs is not permitted.

     (g)  Share of Losses of Associate Company

     Under NZ GAAP where the carrying amount of an equity investment in an associate falls below zero, the equity method of accounting is suspended and the investment is recorded at zero. If this occurs, the equity method of accounting is not resumed until such time as the Group's share of losses and reserve decrements not recognised during the financial years in which the equity method was suspended, are offset by the current share of profits and reserves.

     Under US GAAP net losses continue to be accrued until both the equity investment and any advance balance are reduced to zero.

                                      F48

                       Notes to the Financial Statements

     continued

NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

     (h)  Provision for Dividend

     Under NZ GAAP, dividends provided by the Board of Directors after the end of an accounting period, but in respect of that period, are deducted in arriving at retained earnings at the end of that accounting period. Under US GAAP, such dividends are provided in the period in which they are declared by the Board of Directors. The dividend included for the purpose of the US GAAP reconciliation is net of the effect of the supplementary dividend and associated tax credit.

     (i)  Statement of Cash Flows

     Under both NZ GAAP and US GAAP, a Statement of Cash Flows, which discloses cash flows from operating, investing and financing activities, is required to be presented. Under US GAAP, bank overdrafts would be reclassified as a financing activity rather than a component of cash position. In addition short term deposits with original maturities of three months or less would generally qualify as a component of cash position. Accordingly, the closing cash position under US GAAP at 30 June 2000, 30 June 1999 and 31 March 1999 would be $342 million, $84 million and $68 million respectively.

     (j)  Research and Development Expenditure

     Under NZ GAAP, research and development costs are charged to expenses as incurred except where, in the case of development costs, future benefits are expected beyond any reasonable doubt to exceed these costs. Where development costs are deferred, they are amortised over future periods on a basis related to future benefits. For the purpose of compliance with US GAAP, all research and development costs must be expensed as incurred. As at 30 June 2000, 30 June 1999 and 31 March 1999 there were no significant amounts of deferred development costs.

     (k)  Share Repurchase

     Under US GAAP, the share repurchase would have been accounted for differently such that the amount of the share repurchase would have been allocated amongst individual components of shareholders' funds.

     (l)  Share Options

     SFAS 123 ("Accounting for Stock-Based Compensation") requires that Telecom calculate the value of stock options at the date of grant using an option pricing model. Telecom has elected the "pro-forma disclosure only" option permitted under SFAS 123 instead of recording a charge to operations, as shown below:

                                                                                         Telecom Group
                                                                     -------------------------------------------------------
                                                                                                     Three
                                                                                                     months       Year
                                                                                                     ended        ended
                                                                        Year ended 31 March         30 June      30 June
                                                                     -------------------------------------------------------
                                                                          1998          1999          1999          2000
              --------------------------------------------------------------------------------------------------------------
               (Dollars in millions, except per share amounts)            NZ$           NZ$           NZ$           NZ$
              --------------------------------------------------------------------------------------------------------------
US GAAP:
Net earnings                As reported                                   763           768           211           733
                            Pro-forma                                     761           766           210           729
Basic earnings per share    As reported                                $0.427        $0.438        $0.120        $0.418
                            Pro-forma                                  $0.426        $0.437        $0.120        $0.416

                                      F49

                       Notes to the Financial Statements

     continued

NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

     The pro forma amounts have been determined using the Black Scholes option pricing model based on the following weighted average assumptions:

                                                                              Telecom share options
                                                             -------------------------------------------------------
                                                                                              Three
                                                                                             months
                                                                                              ended      Year ended
                                                                 Year ended 31 March         30 June      30 June
                                                             -------------------------------------------------------
                                                                1998          1999            1999          2000
                                                             -------------------------------------------------------
     Risk-free interest rate                                      7.2%          6.4%         5.95%          6.8%
     Expected dividend yield                                      5.9%          5.1%          6.3%          5.8%
     Expected option life (in years)                              6.0           6.0           6.0           6.0
     Expected stock price volatility                             22.6%         24.0%         24.0%         23.0%
     Discount to reflect restrictive terms of the options           0%         25.0%         25.0%         25.0%

                                                                            AAPT share
                                                                             options
                                                                         -----------------
                                                                            Seven months
                                                                           ended 30 June
                                                                         -----------------
                                                                                2000
                                                                         -----------------
     Risk-free interest rate                                                    6.5%
     Expected dividend yield                                                      0%
     Expected option life (in years)                                            5.0
     Expected stock price volatility                                             41%

                                      F50

                       NOTES TO THE FINANCIAL STATEMENTS
     continued

NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

     (m)  Earnings Per Share

     SFAS 128 ("Earnings Per Share"), requires companies to present basic earnings per share and diluted earnings per share. The numerators and the denominators used in the computation of basic and diluted earnings per share pursuant to SFAS 128 are reconciled below:

                                                                                Telecom Group
                                                             ----------------------------------------------------
                                                                                        Three months
                                                                                           ended      Year ended
                                                                Year ended 31 March       30 June       30 June
                  -----------------------------------------------------------------------------------------------
                  (Dollars in millions, except per share         1998          1999        1999          2000
                  amounts)
                  -----------------------------------------------------------------------------------------------
     Basic EPS Computation

     Numerator - net earnings from continuing operations       $  733        $  768      $  211        $  733
     Denominator - ordinary shares (in millions)                1,786         1,752       1,753         1,753
                                                              ------------------------------------------------
     Basic EPS - continuing operations                         $0.410        $0.438      $0.120        $0.418
                                                              -------------------------------------------------
     Diluted EPS Computation
     Numerator:
     Net earnings from continuing operations                   $  733        $  768      $  211        $  733
     Add: Capital note distribution costs after income tax     $   26        $   55         $13        $   54
                                                              -------------------------------------------------
                                                               $  759        $  823      $  224        $  787
                                                              -------------------------------------------------

     Denominator (in millions):
     Ordinary shares                                            1,786         1,752       1,753         1,753
     Capital notes                                                 65           121         120           135
     Options                                                        -             -           1             -
                                                              -------------------------------------------------
                                                                1,851         1,873       1,874         1,888
                                                              -------------------------------------------------
     Diluted EPS - continuing operations                       $0.410        $0.439      $0.120        $0.417
                                                              =================================================

     (n)  Comprehensive Income

                                                                                     Telecom Group
                                                                  ----------------------------------------------------
                                                                                             Three months
                                                                                                ended      Year ended
                                                                     Year ended 31 March       30 June       30 June
                                        ------------------------------------------------------------------------------
                                        (Dollars in millions)          1998         1999         1999         2000
                                        ------------------------------------------------------------------------------
     Net earnings in accordance with US GAAP                           763           768         211           733

     Other comprehensive income:
        Foreign currency translation adjustments (see Note 18)           1             -           1            48
        Unrealised holding loss on available-for-sale                    -             -           -            (8)
        securities
                                                                  ----------------------------------------------------
     Other comprehensive income, net of taxation                         1             -           1            40
                                                                  ----------------------------------------------------
     Total comprehensive income                                        764           768         212           773
                                                                  ====================================================

                                      F51

                       NOTES TO THE FINANCIAL STATEMENTS
     continued

NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

     Accumulated other comprehensive income, a component of shareholders funds in accordance with US GAAP, totalled $41 million at 30 June 2000 (30 June 1999: $1 million, 31 March 1999: Nil, 31 March 1998: Nil).

     SFAS 115 ("Accounting for Certain Investments in Debt and Equity Securities") requires Equity Securities to be classified as either `trading securities' or `available-for-sale securities'. Telecom's investments in INL and eVentures are not held for the purpose of short-term trading and therefore meet the definition of an available-for-sale security. Available-for-sale securities must be carried at fair value with unrealised gains and losses reported as a component of other comprehensive income.

     As at 30 June 1999, Telecom's investment in AAPT also met the definition of an available-for-sale security and an associated holding loss of $49 million was recognised. In the year ended 30 June 2000 Telecom increased its shareholding in AAPT to 81.4%. As this investment no longer meets the definition of an available-for-sale security, the loss has been reversed in the pro forma disclosure for the three months ended 30 June 1999.

     (o)  Acquisition of AAPT

     APB16 "Business Combinations" requires certain unaudited pro forma disclosures be presented when a subsidiary is acquired. The following pro forma consolidated results of operations are presented as if the acquisition of 81.4% of AAPT had taken place at the beginning of the current and preceding years. The effects of other acquisitions on the consolidated financial statements are not significant and have been excluded from the pro forma presentation.

                                                                        Telecom Group
                                                              -------------------------------
                                                                      Year ended 30 June
                          -------------------------------------------------------------------
                          (Dollars in millions, except per           1999              2000
                          share amounts)
                          -------------------------------------------------------------------
     Operating revenues                                              4,384             4,793
     Net earnings attributable to shareholders                         684               660
     Basic earnings per share                                       $0.390            $0.376
     Diluted earnings per share                                     $0.391            $0.378

     The pro forma consolidated results of operations include adjustments to give effect to amortisation of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.

                                      F52

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorised.




TELECOM CORPORATION OF NEW ZEALAND LIMITED




By:      /s/ Theresa Gattung
   ---------------------------------

Theresa Gattung
Chief Executive & Managing Director

Dated:   21 December 2000
      ------------------------------