Form 20-F
period 2001-06-30
TELECOM CORP OF NEW ZEALAND LTD
filed 2001-12-20
CIK 875809

--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 20-F

                      ANNUAL REPORT PURSUANT TO SECTION 13
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended 30 June 2001
                         Commission file number 1-10798

--------------------------------------------------------------------------------

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED
             (Exact name of Registrant as specified in its charter)

                                   New Zealand
                 (Jurisdiction of incorporation or organisation)

        Telecom @ Jervois Quay, 68 Jervois Quay, Wellington, New Zealand
                    (Address of principal executive offices)

--------------------------------------------------------------------------------
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                            Name of each exchange on which
registered
American Depository Shares ............................ New York Stock Exchange
("ADSs", evidenced by American Depository Receipts ("ADRs"))

Ordinary Shares, no par value ......................... New York Stock Exchange*
("Shares")

*Not for trading, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act
 ..........................................................................  None
Securities for which there is a reporting obligation pursuant to Section
15(d) of the Act .........................................................  None

--------------------------------------------------------------------------------
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares, no par value ...................................  1,856,794,360
Special rights convertible preference share, no par value .......              1

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

                              Item 17          Item 18 [X]

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Interpretation ..................................................................    3
Forward Looking Statements ......................................................    3

                                     PART I
                                     ------

Item 1   Identity of Directors, Senior Management and Advisors ..................    3
Item 2   Offer Statistics and Expected Timetable ................................    3
Item 3   Key Information ........................................................    3
Item 4   Information on the Company .............................................   12
Item 5   Operating and Financial Review and Prospects ("MD&A")... ...............   31
Item 6   Directors, Senior Management and Employees .............................   69
Item 7   Major Shareholders and Related Party Transactions ......................   78
Item 8   Financial Information ..................................................   80
Item 9   Listing ................................................................   81
Item 10  Additional Information .................................................   83
Item 11  Quantitative and Qualitative Disclosures About Market Risk .............  107
Item 12  Description of Securities Other Than Equity Securities .................  109

                                     PART II
                                     -------

Item 13  Defaults, Dividend Arrearages and Delinquencies ........................  109
Item 14  Material Modifications to the Rights of Security Holders and Use of
         Proceeds ...............................................................  109
Item 15  Reserved ...............................................................  109
Item 16  Reserved ...............................................................  109

                                    PART III
                                    --------

Item 17  Financial Statements ...................................................  109
Item 18  Financial Statements ...................................................  109
Item 19  Exhibits ...............................................................  109

Interpretation

When used in this Report on Form 20-F ("Report") references to the "Company" or "Telecom" are references to Telecom Corporation of New Zealand Limited (together with its subsidiaries, where appropriate).

Certain information required for this report is incorporated by reference to Telecom's Financial Statements for the fiscal year ended 30 June 2001 (the "Financial Statements"). References to "Notes" are references to the Notes to the Financial Statements. The Financial Statements are filed herewith.

In this Report references to "US$" or "US Dollars" are to United States dollars, references to "A$" are to Australian dollars and references to "$", "NZ$", and "NZ dollars" are to New Zealand dollars.

Forward Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21D of the US Securities Exchange Act of 1934. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. When used in this Report, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such forward looking statements are not guarantees of future performance. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors. The information set forth or incorporated in this Report including, but without limitation, information set-out in Items 3, 4, and 5 identifies important factors that could cause such differences.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3 - Key Information

Selected Financial Data

The selected consolidated financial data set forth below has been derived from the Company's audited Consolidated Financial Statements for each of the reporting periods in the five year period ended 30 June 2001 which have been reported on by PricewaterhouseCoopers independent chartered accountants, subject to certain reclassifications of data from prior years to conform to current year classifications. Effective 1 April 1999, the Telecom Group changed its balance date from 31 March to 30 June. The selected consolidated financial data set out below includes the transition period result for the three months ended 30 June 1999. The data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and accompanying Notes which are filed herewith. See F2-F56.

                                                                                         Three
                                                                                        Months
                                                                                         Ended
                                                                 Year Ended 30 June     30 June        Years Ended 31 March
                                                               -----------------------------------------------------------------
                                                                   2001       2000        1999      1999       1998       1997
                                                                    NZ$        NZ$         NZ$       NZ$        NZ$        NZ$
                                                               -----------------------------------------------------------------
                                                                 (Dollars in millions, except per share and per ADS amounts)
Statement of Financial Performance Data
Amounts in accordance with New Zealand GAAP:
Operating revenues
    Local service                                                  1,071      1,064        264      1,058      1,025        959
    Calling                                                        1,816      1,488        270      1,161      1,242      1,176
    Interconnection                                                   97         90         20         65         56         66
    Cellular and other mobile services                               865        717        132        484        431        316
    Internet                                                         169        102         13         36         19          4
    Data                                                             601        433         83        306        286        252
    Other operating revenues                                       1,029        441         67        328        339        310
    Abnormal revenue (a)                                             (12)        15         15         16          -          -
                                                               -----------------------------------------------------------------
    Total operating revenues                                       5,636      4,350        864      3,454      3,398      3,083
Operating expenses
    Labour                                                           572        486        112        479        494        471
    Cost of sales                                                  1,852      1,079        118        451        398        309
    Other operating expenses                                         909        728        131        545        561        527
    Abnormal expenses (b)                                            256          -         22         15         37        152
                                                               -----------------------------------------------------------------
Total Operating Expenses                                           3,589      2,293        383      1,490      1,490      1,459
                                                               -----------------------------------------------------------------
Earnings before interest, taxation depreciation                    2,047      2,057        481      1,964      1,908      1,624
    and amortisation
Depreciation and amortisation                                        722        627        138        560        568        545
                                                               -----------------------------------------------------------------
Earnings before interest and tax                                   1,325      1,430        343      1,404      1,340      1,079
Net interest expense (g)                                             381        265         43        196        166         99
Surplus from continuing operations before income tax                 944      1,165        300      1,208      1,174        980
Income tax expense (g)                                               283        368         91        384        384        311
                                                               -----------------------------------------------------------------
Earnings from continuing operations after income tax                 661        797        209        824        790        669
(Loss)/gain from discontinued operations (c)                           -          -          -          -         30        (87)
Associate losses/minority interest                                   (18)       (14)        (7)        (2)         -          -
                                                               -----------------------------------------------------------------
Net earnings attributable to shareholders                            643        783        202        822        820        581
                                                               -----------------------------------------------------------------
Earnings per Share from continuing operations (d)                  0.364      0.447      0.115      0.469      0.443      0.355
Earnings per ADS from continuing operations (d)                     2.91       3.58      0.920       3.75       3.54       2.84
Dividends per Share (e)                                            0.200      0.460      0.115      0.460      0.430      0.390
Amounts in accordance with US GAAP (f):
Net earnings from continuing operations                              504        733        211        768        733        762
Net earnings attributable to shareholders                            504        733        211        768        763        675
Basic earnings per Share from continuing operations (d)            0.285      0.418      0.120      0.438      0.410      0.404
Basic earnings per ADS from continuing operations (d)               2.28       3.34      0.960       3.50       3.28       3.23
Diluted earnings per Share from continuing operations (d)          0.285      0.417      0.120      0.439      0.410      0.404
Diluted earnings per ADS from continuing operations (d)             2.28       3.34      0.960       3.51       3.28       3.23

                                                                           Three
                                                                           Months
                                                                           Ended
                                                    Year Ended 30 June    30 June         Years Ended 31 March
                                                   -----------------------------------------------------------------
                                                       2001       2000       1999       1999       1998       1997
                                                   -----------------------------------------------------------------
Weighted average number of ordinary shares             1,767      1,753      1,753      1,752      1,786      1,887
   outstanding (in millions) (h)


                                                            As at 30 June                   As at 31 March
                                                   -----------------------------------------------------------------
                                                       2001       2000       1999       1999       1998       1997
                                                        NZ$        NZ$        NZ$        NZ$        NZ$        NZ$
                                                   -----------------------------------------------------------------
                                                                        (Dollars in Millions)
Statement of Financial Position Data
Amounts in accordance with New Zealand GAAP:
Fixed assets                                           4,901      4,250      3,774      3,780      3,793      3,763
Total assets                                           8,972      7,981      5,242      5,375      5,165      4,618
Debt due within one year                               2,165      1,462      1,064      1,130        746        524
Long term debt (g)                                     3,298      3,804      1,945      2,054      2,233      1,285
Total liabilities (g)                                  6,969      6,762      4,149      4,283      4,096      2,976
Total equity/nett assets (g,h)                         2,003      1,219      1,093      1,092      1,069      1,643
Amount in accordance with US GAAP (f):
Fixed assets                                           4,923      4,280      3,813      3,821      3,843      3,822
Total assets                                           8,775      7,980      5,281      5,416      5,215      4,677
Total shareholders' funds (h)                          1,746      1,321      1,335      1,325      1,276      1,961

     (a) In 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access to defer revenue in respect of that portion of services that is yet to be provided. The impact of this change in accounting policy was a one-off deferral of revenue of $12 million.

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

     (b) The costs associated with the close down of the CDMA rollout in Australia were identified and provided for at 30 June 2001. A total charge of $215 million was included in abnormal expenses representing a write-off of costs to date and provision for non-cancellable future commitments. Also at 30 June 2001, other asset impairment costs were recognised totalling $41 million, relating to the decommissioning of the IRSN network and writing off other impaired assets and project costs.

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

     (d) Per share amounts have been calculated based on the weighted average number of Shares outstanding during the periods indicated. Per ADS amounts have been calculated based on a ratio of eight shares per ADS. Diluted earnings per Share and per ADS amounts reflect the dilutive effects of options and capital securities.

     (e) Dividends per Share are presented on the basis of the year to which they relate and exclude supplementary dividends payable to overseas shareholders. See "Dividends".

     (f) The principal differences between the amounts shown in accordance with NZ GAAP and those shown in accordance with US GAAP arise from the treatment of the capitalisation of interest costs, the method of providing for deferred income taxes, the recognition of amounts relating to the executive share ownership plan, the recognition of accruals for restructuring and Year 2000 modification costs, the recognition of losses incurred by associates, the recognition of dividends from associates, the recognition of unrealised losses on cash flow hedges and available for sale securities and the timing of reflection of dividends in retained earnings.

     (g) Telecom issued long-term fixed interest unsecured subordinated capital notes in the year ended 31 March 1998. Historically these have been classified in the Statement of Financial Position as a component of equity, with coupons paid to capital note holders shown net of tax following net earnings after income tax in the Statement of Financial Performance. To comply with revised accounting standards, the capital notes were reclassified from equity to debt at 30 June 2001, with coupons paid on capital notes included pre-tax within interest expense. In order to facilitate meaningful comparisons with prior periods, this reclassification has been reflected across all periods presented in the table above for which capital notes were outstanding.

     (h) In February 1997, the Company commenced a share repurchase programme subject to the requirements of the Company's Constitution, the Companies Act 1993 and the New Zealand Stock Exchange. The repurchase programme was completed on 19 December 1997. A total of 138,093,860 shares were repurchased under the programme at a total cost of NZ$1,001 million.

Exchange Rates

Set-out below is certain information concerning exchange rates between NZ dollars and US dollars (expressed in US dollars per NZ$1.00) based on the noon buying rate in New York City for cable transfers in New Zealand dollars as reported by the Federal Reserve Bank of New York (the "Exchange Rate").

On 17 December 2001 the Exchange Rate was 0.4172.

The high and low Exchange Rates for each month during the previous six months were as follows:

--------------------------------------------------------------------------------

Month                               High                               Low

June 2001                           .4221                              .4047
July 2001                           .4036                              .4119
August 2001                         .4438                              .4150
September 2001                      .4355                              .3996
October 2001                        .4055                              .4205
November 2001                       .4201                              .4101
--------------------------------------------------------------------------------

The average Exchange Rates for the financial periods specified below were as follows:

--------------------------------------------------------------------------------

Fiscal Year ended 31 March                           Average (a)

1997                                                 .6932
1998                                                 .6279
1999                                                 .5249


Fiscal Year ended 30 June

1999 (b)                                             .5418
2000                                                 .4995
2001                                                 .4198

--------------------------------------------------------------------------------

(a) Determined by averaging the Exchange Rates on the last day of each month during the fiscal year.
(b) Three month period from 1 April 1999 to 30 June 1999.

--------------------------------------------------------------------------------

Risk Factors

Telecom faces vigorous competition in all its markets

New Zealand. Since 1989, there have been no statutory barriers to entry to any part of the telecommunications industry in New Zealand. Vigorous competition exists within each of the markets in which Telecom operates, including local, national and international fixed network voice and data services, mobile voice and data services, and Internet services. Certain of Telecom's competitors are large multi-national corporations, or affiliates thereof, with substantial resources, including Telstra and Vodafone. Telecom expects competition to continue to be vigorous. Further declines in prices for many products and services can be expected.

Australia. Australia's telecommunications markets have been open to full competition since 1997. Telecom's Australian subsidiary, AAPT, faces intense competition from the previous incumbent operator, Telstra, and the second-largest operator, Optus, as well as a large number of smaller entrants. The large competitors utilise bundling strategies (voice, mobile, internet, pay TV, DSL and `free time') to win customers back from newer entrants. In addition deregulation of the Australian consumer utility market over the next two years will enable utilities to enter the telecommunications market. Demand for telecommunications services is forecast to continue to grow in the foreseeable future. In particular, there is a demand for more bandwidth intensive products with lower growth for basic voice services. Price reductions which have already been seen in the market for long distance and local fixed wire services are expected to continue, although it is unlikely the falls will be as dramatic as those since 1997.

Other markets. Telecom switches international wholesale telephony minutes through its points of presence in London, Tokyo and Los Angeles, in competition with a number of other operators in this world-wide trading market.

There can be no assurance that the competitive environment will not have a material adverse effect on Telecom's business, financial condition or results of operations.

The regulatory framework is subject to change

In New Zealand the telecommunications industry has until recently been comparatively deregulated. But, contrary to the deregulation trend in some other countries, there is now in New Zealand a trend towards increased regulation as a result of changes to the political environment. The Government has proposed significant changes that will result in a telecommunications industry specific regulator. The outcome of changes currently being proposed is uncertain and the trend to increased regulation may continue.

In Australia amendments have recently been made to "streamline" the telecommunications regulatory framework within the Trade Practices Act 1974
(TPA) which are mostly likely to assist AAPT in the regulatory environment. However, a Draft Report by the Productivity Commission included several proposals for winding back of the telecommunications competition regime. The final report was made to the Government in September 2001 but has not been publicly released. With the return of the current Government in the recent elections, this report is likely to be released shortly.

We are subject to laws and regulations in multiple jurisdictions, and if we fail to comply with them, our business could be materially and adversely impacted.

As a multinational telecommunications company, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws and regulations before national or local courts. In the event we are found not to have complied with applicable laws and regulations, we may be subject to damage awards, fines, penalties and suspensions, which would increase costs and reduce our ability to compete effectively.

It is also possible that future regulatory, judicial and legislative changes may have an adverse effect on where and how we can provide our telecommunications services.

The demand for Telecom's services is influenced by economic conditions

Telecom's business is influenced by economic conditions within the countries in which it operates, and in particular by the state of the New Zealand and Australian economies. Factors have recently emerged that could adversely affect continued growth, including a slowing of Gross Domestic Product growth in both countries, and also in the economies of both countries major trading partners. A significant weakening in the New Zealand or Australian economy could have a material adverse affect on Telecom's business and results of operations.

Telecom is dependent on a number of external parties for the delivery of its services

Telecom has long-established relationships with a number of suppliers of network and information technology systems on which Telecom's services are delivered. For core network equipment, flexible "turnkey" supply and installation contracts (typically of three to five years duration) are utilised. In particular, Telecom has relationships for the supply of voice switching equipment, transmission equipment, and cellular mobile network equipment. Telecom has also outsourced significant elements of its operations to other external parties. These elements include information technology requirements for processes such as provisioning and billing services for customers, and access network design, build and maintenance services.

Telecom's operations depend on the successful management of these relationships and on the ongoing delivery of products and services by the external parties.

In Australia, Telecom's subsidiaries make extensive use of Telstra's access services, including PSTN interconnection, local carriage resale and unconditioned local loop. AAPT is currently in a dispute before the Australian Competition Tribunal which is a challenge by Telstra to the ACCC's determination of access prices for PSTN originating and terminating access. An adverse finding by the Tribunal could result in a significant increase in AAPT's costs.

Rapid technological change may cause early obsolescence of Telecom's assets

Telecom's business is capital intensive and significant investment in technology assets is required before new services can be released to the market. The technology choice assumptions behind these investments may not prove to be valid, or other technologies with lower operating costs or more compelling service propositions may become available to competitors, which could require Telecom to reduce the prices of its products and services in order to remain competitive. This may result in unsatisfactory returns on Telecom's assets and accelerated writedowns of their value, together with incurring significant expenditures in addition to those already planned in order to remain competitive.

Telecom may be unable to successfully integrate the businesses it acquires, or maximise the results from strategic alliances and investments

Telecom, from time to time, makes acquisitions and investments. There are risks that Telecom may fail to successfully integrate the businesses acquired with existing operations. Value assumptions about acquisitions and investments may prove to be incorrect. In particular the carrying value of acquisitions is based on assumptions about future value which, if not realised, could lead to asset write-downs.

Telecom may be unable to obtain future financing at favourable rates to fund the development of its business.

From time to time spreads on debt issuances by telecommunications operators rise as a result of the perception of increased risk associated with debt securities in the telecommunications sector. Telecom cannot assure you that future conditions in the financial markets, particularly as Telecom and other telecommunications companies seek increasingly large amounts of capital financing, will not adversely affect its ability to finance its operations.

Service interruptions may result in reduced revenues and damage to Telecom's reputation

Some network and information technology systems that deliver Telecom's services, provisioning and billing systems may not be fully protected against failure caused by factors such as software faults, viruses, or overloading from abnormal traffic loads, or by disasters such as fires, floods, earthquakes, volcanoes, tsunami, power supply loss, accidental damage or sabotage affecting key facilities. In addition, some of Telecom's systems (mainly older equipment) are not covered by formal support arrangements with the supplier.

If failures to these systems occurred, Telecom could experience significant delays in restoring full service to customers and in the processing of bills and the receipt of related payments, resulting in loss of revenue, compensation payments and contractual penalties.

Perceived health risks associated with electromagnetic energy

Allegations have been made, but not proven, that mobile telecommunications equipment may pose health risks through exposure to emissions of radio frequency electromagnetic energy ("RF") from such devices. The weight of national and international scientific opinion is that there is no substantial evidence of detrimental public health effects from cellular transmission equipment operating at typical levels. Investigations are continuing into the safety of cellular handsets. In its operations, Telecom complies with the RF exposure levels permitted by the applicable New Zealand standard.

However, there is a risk that an actual or perceived health risk associated with mobile telecommunications equipment could lead to litigation, adversely affect the Company through a reduction in the number of subscribers or the growth rate of mobile telecommunications services or reduced usage per subscriber, or hinder the company's placement of new mobile telecommunications equipment.

Exposure to Exchange Rate Fluctuations

Telecom's revenues and expenses are denominated predominantly in NZ dollars. Capital expenditures may be denominated in a variety of foreign currencies depending on the source of the equipment purchased by Telecom. Telecom has a policy of hedging a substantial portion of its exposure to exchange rate fluctuations from the time a firm order has been placed. However, in respect of future capital expenditures not yet the subject of firm orders, fluctuations in foreign currency impact upon the cost to Telecom of such foreign sourced purchases. In addition, a substantial portion of Telecom's borrowings are denominated in U.S. dollars and other foreign currencies. Telecom also has a policy of hedging a substantial portion of its exposure to exchange rate fluctuations in respect of its foreign currency borrowings. While these hedging arrangements should serve in most circumstances to minimise the risk of currency rate fluctuations, Telecom is exposed to the risk that the counter parties to such arrangements may fail to perform their obligations.

Imputation credits may not continue to be available

In general, dividends payable by Telecom are eligible for imputation credits in New Zealand based upon tax paid by Telecom, and such credits, if available, reduce the New Zealand taxes payable by recipients of such dividends. United States holders can indirectly use these imputation credits under the Foreign Investor Tax Credit regime to reduce the financial impact of New Zealand withholding tax on cash dividends.

However, if there are changes in the ownership of Telecom's Shares such that there is a greater than 34% change in continuity of ownership, such credits will be lost if they have not already been used in relation to dividends. If such credits were to be lost, this could result in greater taxes on dividends until such time as Telecom's imputation credit account is restored through future tax paid.

                       Item 4. Information on the Company

History and Development of the Company

Telecom is a limited liability company incorporated under the Companies Act 1993. It is the holding company for a number of subsidiaries. The significant subsidiaries are listed in Exhibit 8. Telecom's registered office is located at Telecom @ Jervois Quay, 68 Jervois Quay, Wellington and its telephone number is 64-4 801-9000.

The Company was established in 1987 by the New Zealand Government (the "Government") for the purpose of acquiring the telecommunications business of the Post Office. This was done as part of a broad range of reforms instituted by the Government that were designed to place government-owned trading agencies on an equal footing with private industry.

Ameritech Holdings Limited (or any of its related companies where appropriate, "Ameritech NZ" or "Ameritech") and Bell Atlantic Holdings Limited (now part of the "Verizon" Group) purchased the Company from the Government in September 1990. As part of the purchase Ameritech and Verizon each agreed with the Government to reduce their beneficial share ownership in the Company to 24.95% over time (the "Sell-down").

In July 1991 Ameritech and Verizon sold shares in the Company representing approximately 31% of the then outstanding share capital to the public and institutions in a world wide offering to partially satisfy their Sell-down obligations. The Sell-down was completed in 1993 by private transactions.

In 1998 Ameritech NZ disposed of all or substantially all of its holdings in the Company and the two directors who had been nominated to the Board of Directors by Ameritech NZ resigned.

In February 1998, Verizon issued a series of exchangeable notes (the "Exchangeable Notes") which are exchangeable, under certain circumstances, into Telecom Shares. In May 1999 the directors who had been nominated to the Board of Directors by Verizon resigned. Verizon has informed Telecom that it has ceased to be an affiliate of Telecom for U.S. securities law purposes. See Item 7 "Major Shareholders".

In October 1998 Telecom joined with two other companies in the formation of a company to build, own and operate a trans-pacific cable network called "Southern Cross". See Item 5 "Southern Cross".

In 1999 Telecom acquired 81.4% of the shares in AAPT Limited ("AAPT"). In September-December 2000 Telecom purchased the remaining AAPT shares.

In May 2001 Hutchinson Whampoa Limited, Hutchinson Telecommunications (Australia) Limited and Telecom announced the formation of a major strategic alliance. See Item 5 "Hutchinson 3G Alliance".

In May 2001 Telecom issued convertible notes to Microsoft Corporation for an aggregate principal amount of $300 million. See Item 5 "Convertible Notes". Also in May 2001 Telecom undertook an equity placement of 91 Million Shares at NZ$5.50 per share. See Item 5 "Equity Placement". In February Telecom purchased a 12% shareholding in Sky Network Television Limited ("Sky"). See Item 5 "Investment in Sky".

Effective 3 September 2001, Standard & Poor's changed it's long-term corporate credit rating for Telecom from A+ to A with a stable outlook. In contrast, Moody's Investors Service confirmed its rating on Telecom senior unsecured debt at A1, equivalent to an A+ rating from Standard & Poor's.

Business Overview

Introduction

Telecom provides a full range of telecommunications products and services in New Zealand including local, national, international and value-added telephone services, cellular and other mobile services, data and Internet services, equipment sales and installation services, leased services and directories.

Telecom's Australian subsidiary, AAPT, is Australia's third largest telecommunications carrier offering a wide variety of fixed-line, data, Internet and mobile services.

Telecom's other major Australian subsidiary is TCNZ Australia Pty Limited ("TCNZA"). TCNZA is an aggregator of communications and on-line solutions, whose target market is major Australian corporate and Government organisations. TCNZA's major activity during fiscal 2001 was the commencement in September 2000 of a five year contract with the Commonwealth Bank of Australia ("CBA") to provide all of CBA's telecommunications and IP services.

Telecom also has other offshore interests including a major interest in Southern Cross. See "-Property, Plants and Equipment"-"Network Assets"-"International".

Principal Products and Services

Local Service

Local service contributed approximately NZ$1,071 million, or 19.0% of Telecom's operating revenue for fiscal 2001. Of this amount, approximately NZ$32 million, or 3.0%, was generated by AAPT and TCNZA.

In New Zealand the main components of local telephone service are business and residential line rentals, local call charges (predominantly paid by business customers) including Centrex and VPN, enhanced network services products such as Smartphone services like call waiting and caller display, and messaging. Local telephone service provides the customer with access to the local telephone exchange, allowing telephone communication between customers in a local calling area and access to national and international toll services.

At this stage, AAPT has a limited number of customers connected directly to its network for local call services. With the continuing roll-out of its CBD fibre loops and deployment of LMDS technologies, AAPT expects the number of directly connected local call customers to increase.

National Calling

National calls contributed approximately NZ$1,181 million, or 21.0% of Telecom's operating revenue for fiscal 2001. Of this amount, approximately NZ$470 million, or 39.8%, was generated by AAPT.

In New Zealand National calls (also known as inland toll calls or, in the United States, long distance calls) include calls to a location outside the caller's local calling area including Centrex and VPN, calls to cellular networks originating within the fixed line network, National 0800 calls and operator services charges.

In Australia, AAPT provides a range of voice services across Australia to all consumer segments to all Australian destinations and international destinations. AAPT owns or leases a high speed inter-capital fibre network between Australia's major cities to carry both data and voice.

In addition, AAPT's existing long distance customers that have pre-selected AAPT are automatically provided with fixed to mobile services by AAPT (as long distance and fixed to mobile services are not unbundled in Australia). Calls made from a fixed wire phone to mobiles will be carried over AAPT's network, and terminated on a mobile network. AAPT pays an interconnect fee to mobile operators to terminate calls on their network.

International Calling

International calls contributed approximately NZ$568 million, or 10.1% of Telecom's operating revenue for fiscal 2001. Of this amount, approximately NZ$170 million, or 29.9%, was generated by AAPT.

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

AAPT's international revenue includes international long distance traffic carried by undersea cable or by satellite to and from Australia. See "-Property, Plants and Equipment"-"Network Assets"-"International".

Interconnection

Revenues from Telecom's interconnection services contributed approximately NZ$97 million, or 1.7%, of Telecom's operating revenue for fiscal 2001. Of this amount, approximately NZ$16 million, or 16.5%, was generated by AAPT.

Telecom exchanges calls with competing telecommunications operators which require access to Telecom's networks in order to provide their customers with service capability throughout New Zealand and Telecom's revenues include payment for calls carried on behalf of other service providers. Prices and terms for this interconnection are determined by agreement between the parties. See however "-Regulatory Framework-Government's Telecommunications Bill".

Cellular and Other Mobile Services

Cellular and other mobile services contributed approximately NZ$865 million, or 15.4%, of Telecom's operating revenue for fiscal 2001. Of this amount, approximately NZ$318 million, or 36.8%, was generated by AAPT.

Cellular and other mobile services comprises access and airtime charges for calls originating from Telecom's cellular network (including international calls) and revenue from paging and mobile radio services, cellular equipment and other related services.

In New Zealand Telecom's cellular network is available to approximately 96% of the New Zealand population. The network consists of both digital (CDMA and DAMPS) and analogue (AMPS) services. Telecom launched its CDMA network in July 2001. See "-Property, Plants and Equipment"-"Network Assets"-"New Zealand". At 30 June 2001, Telecom had approximately 1,298,000 connections (up from approximately 980,000 connections, or 32.4% from 30 June 2000).

Special features provided through the Telecom cellular telephone service include: optional rate plans; part-minute charging; two way text services; Cellular Secretary (voice mail); call diversion; three-way conferencing; Wordup (voice portal for email and content), international roaming; mobile extension and Tandem (where two phones operate on one number).

Telecom's New Zealand CDMA network provides a nationwide data capability by which Telecom customers can wirelessly surf the Internet, check emails or connect remotely to the office. Telecom's mobile internet portal, djuice(TM), allows customers to view new information and entertainment services through their CDMA WAP capable phones.

Telecom's cellular service is marketed using a variety of distribution methods including call centres, Telecom direct sales force and franchised retail outlets. Telecom's cellular service is also resold by other organisations which use a combination of direct response, retail, door-to-door selling and telemarketing activity. As part of its marketing strategy for cellular services, the Company provides dealers with handset subsidies which are passed directly to subscribers. These subsidies are in addition to revenue-based dealer commissions. The amount of the handset subsidy is dependent upon the length and type of service contract that the subscriber selects.

In New Zealand Telecom provides an extensive paging service which is available to approximately 95% of the New Zealand population. Telecom offers alphanumeric (message) pagers which operate in conjunction with the Telecom paging message centre. Telecom also offers simple tone and numeric pagers and private paging systems such as wide area paging networks for the health sector.

Telecom sold its mobile radio network in May 2001.

AAPT retails mobile services as a reseller of Vodafone and Optus cellular products through its wholly owned subsidiary Cellular One. Through those channels, AAPT had approximately 238,000 GSM mobile customers as at 30 June 2001. In November 2001 Telecom and Vodafone Australia signed a network services agreement. Under this agreement Telecom will purchase capacity at competitive wholesale prices and connect to Vodafone Australia's network while continuing to market its cellular services to customers through the Cellular One mobile brand. The Optus resale agreement will continue.

Data

Revenues from data services contributed approximately NZ$601 million, or 10.7%, of Telecom's operating revenue for fiscal 2001. Of this amount, approximately NZ$189 million, or 31.4%, was generated by AAPT and TCNZA.

Data revenue consists principally of revenue from data transmission services, dedicated leased lines and managed data services. Telecom has made extensive use of ADSL technology to provide broadband internet access over existing copper telephone lines. LanLink and IP Networking provide secure and private IP networking solutions to customers. Telecom's frame relay and ATM (Asynchronous Transfer Mode) services provide high-speed data services. The ATM service is increasingly being used to support IP services. Telecom offers a wide range of dedicated circuit services to satisfy the needs of customers requiring use of exclusive telecommunications links. Telecom also provides IP network services which connect other Internet service providers to their customers. Over time, esolutions products are expected to become increasingly important.

AAPT owns and operates one of the largest secure private IP networks in Australia for the Victorian Government called VicOne. TCNZA owns and operates an IP network in Australia for the purposes of providing telecommunications and IP services to CBA.

Internet

Revenues from Internet services contributed approximately NZ$169 million, or 3.0%, of Telecom's operating revenue for fiscal 2001. Of this amount, approximately NZ$90 million, or 53.3%, was generated by AAPT.

Internet revenues consist principally of revenue from internet access revenue for residential and business customers. AAPT, through its subsidiary Connect Internet Solutions Pty Ltd, also generates revenue by wholesaling services to other ISPs, which in turn resell their services to end customer internet users. Telecom, through its subsidiary Xtra Limited, has entered into a licensing agreement with Microsoft which provides Xtra with MSN services on the portal xtramsn.co.nz.

Other Operating Revenue

Other operating revenue comprises revenue from the publication of directories, revenue generated by equipment sales and installation services, revenue from AAPT's resale activities (see "-Local Service"), and revenue relating to non-core business.

Directories. Revenue from directories sales contributed approximately NZ$188 million, or 3.3% of Telecom's operating revenue for fiscal 2001. Telecom annually publishes in New Zealand 18 regional directories listing customers' names and telephone numbers 21 local directories and one specialist directory. Telecom also has a contract to publish the Cook Islands telephone directories. A standard listing in the regional and local directories is free to both residential and business customers. Special listings are available on a charged basis. Regional advertising directories classified by product or service ("YELLOW PAGES(R)") are also published every year. Telecom offers process colour, four colour advertising, bold and super bold entries and logos in its directories. Telecom also provides Electronic White Pages, Internet WHITE PAGES(TM) and Internet YELLOW PAGES(R).

Miscellaneous Other. Miscellaneous other revenue contributed approximately NZ$533 million, or 9.4% of Telecom's operating revenue for fiscal 2001. Of this amount, approximately NZ$451 million, or 84.6%, was generated by AAPT and TCNZA. In Australia AAPT resells Telstra's local call services to customers not directly connected to AAPT's network. Miscellaneous other revenue consists principally of revenue from these resale services. It also includes revenues from software development, telecommunications services provided in the Cook Islands and Samoa and international telecommunications infrastructure projects.

Marketing

Telecom's marketing activities are focused on positioning Telecom as a major competitive provider of telecommunications services to business and residential customers in New Zealand. Telecom operates a range of direct and indirect channels, including face-to-face account management of key business customers and Telecom's top 600 customers.

Telecom maintains an advertising programme, through broadcast and print media, to support its sales effort. The focus of Telecom's advertising strategy is to increase customer awareness of products, stimulating usage and building the preference for Telecom branded products.

AAPT is a full service telecommunications supplier marketing to all customer segments including residential, small to medium businesses, large corporate, government and wholesale business segments. AAPT's traditional focus has been on the consumer and small business segment of the market. AAPT now has approximately 600,000 residential customers, and as at 30 June 2001 there were approximately 300,000 customers signed up to AAPT's local call service.

AAPT actively markets voice products across all customer segments. AAPT retails mobile services across all segments, reselling Vodafone and Optus GSM products. AAPT offers a range of data, network and related services over its data networks principally to the corporate and government sectors. In the consumer market, AAPT has, until recently, had a 50% interest in AOL Australia ("AOLA"), a joint venture with America Online Time Warner Inc., ("AOL") one of the world's leading interactive services companies the AOLA services being marketed through AAPT's Cellular One retail outlets. In December 2001 this joint venture was restructured and a new company, AOL7 Pty Limited was formed. AOL and AAPT each hold a third of the shares in this company and the other third is held by Seven Network Limited, Australia's largest broadcast television network.

Competition

New Zealand

Since 1989, there have been no statutory barriers to entry to any part of the telecommunications industry in New Zealand. Vigorous competition exists within each of the markets in which Telecom operates, including local, national and international fixed network voice and data services, mobile voice and data services, and internet services. Broadly speaking, Telecom competes on the basis of product range, service quality and price.

Certain of Telecom's competitors are large multi-national corporations, or affiliates thereof, with substantial resources, including Telstra and Vodafone. Telecom expects competition to continue to be vigorous. Further declines in prices for many products and services can be expected.

Telecom has extensive interconnection arrangements with other network operators and service providers. These agreements cover international services, national and local voice services, data services, cellular services, Internet services and mobile trunked services. Some of these interconnecting operators have the ability to offer local services and in most cases Telecom has a number portability agreement in place enabling competitors to provide customers with the option of changing between local service providers without the need to change numbers.

In addition to those companies with which Telecom has interconnection, numerous other organisations offer voice-calling services from overseas or by re-selling services from network operators in New Zealand. Approximately 100 Internet Service Providers ("ISPs") operate in New Zealand and many of these have asked for access to the Telecom network through 0867 dial-up numbers.

Telecom faces increasing competition in the broadband services market. Clear now offers wireline and wireless broadband services to businesses in the main and some regional centres. Clear offers these services through its own xDSL and fibre infrastructure plus its wireless LMDS network. Clear also has the ability to sell ADSL services through a wholesale arrangement with Telecom. Telstra Saturn has established an IP network in the Auckland Central Business District ("CBD"), and has plans to launch similar networks in Wellington and Christchurch CBDs before the end of 2001.

On 15 November 2001, TelstraSaturn announced that it had reached an agreement with British Telecom for the sale of Clear to TelstraSaturn. Regulatory approvals for this sale have been granted.

Competition in the wholesale market has also increased with the entry of energy companies into the communications market. UnitedNetworks has built high-capacity fibre optic networks in Auckland and Wellington CBDs. Electricity company subsidiary, Tangent, has built a network in Central and South Auckland. While Tangent is also targeting retail customers, UnitedNetworks claims to be operating in the wholesale market only.

There are currently two mobile network operators in NZ - Telecom and Vodafone NZ. Telecom has recently launched a CDMA service which promises greater mobile data speeds and capacity. Vodafone operates a digital GSM network and has also launched a GPRS service. Both Clear and TelstraSaturn also sell mobile services via the Vodafone network. Recently, a new mobile network operator, Econet Wireless International, announced plans to enter the NZ market through a joint venture with the Hautaki Trust. The Hautaki Trust holds spectrum rights (including 3G spectrum rights) on behalf of Maori. Econet Wireless holds DCS 1800 spectrum rights suitable for GSM cellular services.

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

Australia

Australia's telecommunications markets have been open to full competition since 1997. Telecom's Australian subsidiary, AAPT, faces intense competition from the previous incumbent operator, Telstra, and the second-largest operator, Optus, as well as a large number of smaller entrants. The large competitors utilise bundling strategies (voice, mobile, internet, pay TV, DSL and `free time') to win customers back from newer entrants. In addition deregulation of the Australian consumer utility market over the next two years will enable utilities to enter the telecommunications market.

Demand for telecommunications services is forecast to continue to grow in the foreseeable future. In particular, there is a demand for more bandwidth intensive products with lower growth for basic voice services. Price reductions which have already been seen in the market for long distance and local fixed wire services are expected to continue, although it is unlikely the falls will be as dramatic as those since 1997.

Over the past year, there has been some inevitable restructuring in the industry and the exit of some smaller participants (most notably the collapse of service provider One.Tel). In addition, there has been some consolidation of existing participants and an increase in foreign investment in the sector, including the purchase of Optus by Singapore Telecommunications Limited (SingTel).

Data traffic is expected to overtake voice traffic in terms of volume and revenue, particularly in the fixed line segment of the market. Whilst the growth in voice and data traffic has driven demand for more capacity, the roll-out of high capacity networks especially for commercial users is currently underway. As capacity in bandwidth has become more accessible, prices have fallen and it is expected that the emerging infrastructure-based carriers, such as PowerTel, MCI Worldcom and others will soon deploy high bandwidth fibre optic based networks.

The roll out of xDSL (high bandwidth copper) services has not been as quick or as successful as envisaged a year ago. In retail markets, Telstra has encountered significant technical difficulties in delivering services, which has resulted in it suspending offers of the service in some areas. However, there is now some competition to Telstra at the wholesale level from independent providers, including Request DSL and Optus subsidiary XYZed. Although growth in the service may remain constrained in the short term, the medium term outlook is better.

There are now over 80 licensed carriers competing for the provision of telecommunications services to the public in Australia. Of those carriers, there are currently 3 main facilities based competitors for AAPT - Telstra, Optus and Vodafone and some newer competitors such as Hutchison and MCI Worldcom. The local call market remains dominated by Telstra, as it owns most of the domestic local loop network, and duplication of the Telstra fixed network is not economically feasible in many parts of Australia. Interconnection with Telstra is necessary for competitive carriers, including AAPT.

There is vigorous competition in the national and international long distance market, and there is a necessity to interconnect with other carriers in respect of both national and international originating and terminating traffic.

The complexities of the Australian regulatory system and the difficulties of obtaining access to interconnection services continue to hinder competition, particularly in relation to services relying on Telstra's originating and terminating PSTN access services. AAPT is currently engaged in a review (initiated by Telstra) of the Australian Competition and Consumer Commission ("ACCC") determination of terms and conditions in relation to these services.

Regulatory Framework

New Zealand

To date the New Zealand telecommunications environment has been comparatively deregulated, governed primarily by generic antitrust regulations. However, the Government has proposed significant changes that will result in a telecommunications industry specific regulatory regime. The existing environment and proposed changes are described below.

Government's Telecommunications Bill.

Following a major inquiry into the telecommunications industry, the Government introduced a new Telecommunications Bill into Parliament in May 2001. That Bill will substantially replace the Telecommunications Act 1987 (discussed below). The Bill is about to have its third reading and is expected to become law before the end of 2001 or early in 2002.

In its current form, the Bill will establish a regulatory regime with the following key features:

 .    a Telecommunications Commissioner as a specialist Commissioner within the
     Commerce Commission. The Commissioner's key function would be to resolve disputes over regulated services; to report to the Minister on the desirability of regulating additional services and to monitor and enforce Telecommunications Services Obligations ("TSOs") (discussed below);

 .    the "designation" of specific services, allowing the Commission to set the terms and conditions of access and prices if requested to do so by firms who have been unable to negotiate commercial terms. Designated services include interconnection with Telecom's fixed telephone network; wholesaling of Telecom's fixed network services (including price-capped services (residential local access)), local, cellular and national toll-free telephone number portability; and carrier pre-selection (also known as non-code access) from Telecom's fixed network to other carriers' mobile networks. The Bill includes pricing principles that the Commission must follow in regulating prices. These may result in lower prices than Telecom's current commercial prices;

 .    provisions allowing the Commission to set the terms and conditions of access (but not the price) for national cellular roaming and cellsite co-location;

 .    provisions allowing the Government to declare Telecommunications Service
     Obligations (TSOs) and for the costs of these to be shared between most industry participants; and

 .    a requirement for the Commission to undertake a review of local loop unbundling not earlier than one year and not later than two years after the Bill becomes law.

Additionally, Telecom and the Government have entered into a new TSO deed which includes provisions which:

 .    update the Kiwi Share obligations (see "Kiwi Share" below) relating to service being made "as widely available" to current levels rather than those applying when the Kiwi Share was first introduced;

 .    specify that there is a free local calling option for certain calls to the
     Internet;

 .    require Telecom to meet certain residential telephone quality measures including 9.6 kbps data connect speed capability to 99% of its existing residential lines and 14.4 kbps to 95% of its existing residential lines within two years of the commencement of the TSO deed;

 .    explicitly confirm Telecom's right to offer lower prices on a geographical or customer segment basis.

The TSO deed will not commence prior to the enactment of the Telecommunications Bill.

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

The Company's Constitution provides that these provisions are not intended to confer any benefit on and are not enforceable by any person other than the holder of the Kiwi Share. The Kiwi Share may be converted into an Ordinary Share at any time by the holder thereof, at which time all rights and powers attaching to the Kiwi Share will cease. See "-Government's Telecommunications Bill" above for a discussion of proposed updating of Kiwi Share obligations under a new TSO deed. The TSO deed will replace the Kiwi Share obligations set out above after the Telecommunications Bill is enacted. If the TSO deed is terminated at any point, the provisions in the Kiwi Share relating to the provision of telephone services and their prices, as outlined above, would be reinstated (unless at the same time the Kiwi Share is converted into an Ordinary Share).

Commerce Act 1986. Following the liberalisation of the New Zealand telecommunications market, the Commerce Act 1986 (the "Commerce Act") became the principal statute controlling market behaviour. It remains the generic antirust statute regulating market behaviour, but will be augmented by telecommunications industry specific regulations (see "Government's Telecommunications Bill" above) once the Government's reforms have passed into legislation. That is expected by 2001 calendar year end.

The Commerce Act prohibits various forms of restrictive trade practices in New Zealand. These include entering into contracts, arrangements or understandings that have the purpose of, or that have or are likely to have the effect of, substantially lessening competition in a market. It also prohibits any person who has a substantial degree of market power from taking advantage of that market power for an anti-competitive purpose. It further prohibits the acquisition of assets of a business or shares that will substantially lessen competition in a market without the consent of the Commerce Commission.

Applications for clearances for acquisitions of a business or shares are now made on a voluntary basis. However, the Commerce Act retains penalties for acquisitions which proceed without Commerce Commission clearance or authorisation and have anti-competitive effects.

The Commerce Act gives the Commerce Commission the power to issue cease and desist orders for any anti-competitive activity that is likely to do irreparable harm to a competitor. The High Court of New Zealand (the "High Court") also has the power to grant injunctions to restrain conduct and to award damages and impose pecuniary penalties of up to NZ$10 million or three times the value of any commercial gain arising from the breach (or up to 10% of turnover where the commercial gain cannot be readily ascertained) against a company in respect of each breach.

The Commerce Commission investigates complaints about alleged breaches of the Commerce Act. Private persons can also bring actions under the Commerce Act.

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

The Telecommunications Act will be substantially replaced by the Telecommunications Bill (see "Government's Telecommunications Bill" above).

Fair Trading Act 1986. Telecom is also subject to the Fair Trading Act 1986 (the "Fair Trading Act"), like all trading enterprises in New Zealand. The Fair Trading Act prohibits misleading and deceptive conduct, false representations and unfair trade practices. It also establishes a mechanism for the prescription of consumer information and product safety standards.

Consumer Guarantees Act 1993. The Consumer Guarantees Act provides rights of redress against suppliers and manufacturers of goods and services in respect of any failure to comply with guarantees given, or deemed by the statute to be given, to consumers. In November 2000, the Government announced changes to the Consumer Guarantees Act to confirm the coverage of utilities (including telecommunications). The Consumer Protection (Definitions of Goods and Services) Bill, if enacted in its current form, will provide that telecommunications is both a good and service under the Consumer Guarantees Act, the Fair Trading Act and the Commerce Act, ensuring that each of those statutes applies to telecommunications.

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

Registered operators are also required to:

 .    comply with such international telecommunication agreements and conventions to which New Zealand is a party as the Secretary may notify; and

 .    provide to the Secretary such statements, reports and agreements with overseas operators as the Secretary may require.

If enacted in its current form, the Telecommunications Bill (see "Government's Telecommunications Bill" above) will remove the requirement to be a registered operator.

Telecommunications (Information Disclosure) Regulations 1999. The Telecommunications (Information Disclosure) Regulations 1999 (the "Disclosure Regulations") are intended to support the regulatory regime under the Commerce Act by making certain information about Telecom's activities available to the public. These regulations replaced the previous disclosure regulations as from 1 January 2000.

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

 .    the full text of any interconnection agreement relating to interconnection to Telecom's public switched network;

 .    year end (audited) and six monthly (unaudited) financial statements for the
     Company's `local loop' and `other telecommunications services' businesses; and

 .    the losses Telecom incurred in complying with the Kiwi Share obligations
     (see "-Kiwi Share" for a description of the Kiwi Share obligations) and the means by which Telecom recovered those losses, including any charges from which Telecom recovered those losses.

As part of the Governments proposed changes (see "Government's
Telecommunications Bill" above) the requirement to comply with the Disclosure Regulations will be revoked.

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

Telecom currently holds:

 .    Management rights until 2012 in respect of both the AMPS A and B bands (20
     MHz in total) that its cellular network currently utilises;

 .    Management rights until 2010 in respect of eight MMDS channels (64 MHz in total). Telecom's future use of these channels is currently under review;

 .    Management Rights until 2021 in respect of 25 MHz of DCS1800 spectrum;

 .    Management Rights until 2021 in respect of 15 MHz of 3G (UMTS) spectrum;
     and

 .    Licence rights (spectrum licences) for periods from 5-20 years in respect of approximately 150 point-to-point systems operating in the DCS1800 bands.

Such management rights are deemed to be assets of a business for the purposes of the Commerce Act. On expiry, the management rights revert to the New Zealand Government, which can then sell them. The prior holder of the management rights is not automatically given first right of refusal or preference in that sale.

Telecom also holds approximately 7,000 radio apparatus licences, relating to frequencies which have not yet been brought under the new regime. These are issued on an annual basis, and are generally renewed automatically, although there is no statutory right to renewal. The radio apparatus licences include licences in respect of transmitters used to provide service to households in remote areas, trunked despatch services, land mobile, maritime mobile, paging services and fixed point-to-point links that support a national infrastructure.

The Government has indicated that it intends to bring a number of the frequencies to which these radio apparatus licences relate within the new regime during the period 2001-2006. The Radiocommunications Act provides that where the new regime is applied to a frequency band in which a party holds radio apparatus licences, that party has a right to obtain five year spectrum licences which protect its existing rights, but only in respect of radio apparatus licences that were first granted before 1 July 1989. Approximately 50% of the Telecom transmitters covered by radio apparatus licences are covered by licences first granted before 1 July 1989.

The acquisition of management rights and spectrum licences may require Commerce Commission approval if it is likely to have the effect of substantially lessening competition in a market.

The Radiocommunications Amendment Act 2000, which came into force on 12 October 2001 allows the making of regulations:

 .    requiring compliance with international electromagnetic interference standards;

 .    strengthening provisions to prevent disruption caused by lawful interference (through the introduction of an arbitration process);

 .    allowing for new management rights to be created and allocated in advance of the expiry of existing rights; and

 .    providing for publicly accessible on-line records of all apparatus and spectrum licences.

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

Australia

Legislation and regulatory bodies. The current regulatory regime for telecommunications is contained in a package of Commonwealth Acts, the most significant of which are:

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

 .    Parts XIB and XIC of the Trade Practices Act 1974;

 .    the Radiocommunications Act 1992; and

 .    Australian Communications Authority Act 1997.

The Australian Communications Authority (ACA) is responsible for managing radio frequency spectrum (under the Radiocommunications Act 1992), carrier licensing, consumer and technical issues relating to telecommunications and enforcing the Telecoms Act. The ACCC is responsible for competition regulation, including regulating anti-competitive conduct and monitoring and implementing the industry specific access regime under Parts XIB and XIC of the Trade Practices Act.

The objective of the Telecoms Act was to introduce greater competition into the telecommunications industry and to thereby promote the long-term interests of end-users and the efficiency and international competitiveness of the Australian telecommunications industry. Industry self-regulation is also encouraged. The two key self-regulatory bodies are the Telecommunications Access Forum and the Australian Communications Industry Forum, although the TAF's role is now largely complete. Industry standards and codes of practice are developed through the latter body. Codes may be registered with the ACA. The ACA may impose industry standards if self-regulation fails.

There is also a Telecommunications Industry Ombudsman (TIO) scheme which provides for the TIO to deal with complaints by customers against carriers and service providers. The scheme is funded by its members - carriers and service providers.

Broadcasting matters are regulated by the Australian Broadcasting Authority under the Broadcasting Services Act 1992 (Cth) and certain State legislation.

Industry participants. Since 1 July 1997, the three main categories of operators in the industry have been:

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

Access to services. Part XIC of the Trade Practices Act contains an industry specific regime for access to telecommunications services "declared" by the ACCC, either on the recommendation of the Telecommunications Access Forum or following a public inquiry held by the ACCC. Certain services (notably PSTN and GSM originating and terminating access) were deemed to be declared as at 1 July 1997. The ACCC has subsequently declared a small number of additional services including:

 .    unconditioned local loop service, local PSTN originating and terminating service and local carriage service;

 .    ISDN originating and terminating services; and

 .    analogue subscription television broadcast carriage service.

Once a service has been declared, "standard access obligations" apply to any carrier or carriage service provider supplying the declared service, including the obligation to supply the declared service upon request. The regime gives priority to commercial negotiation of terms and conditions of access but if agreement cannot be reached, the ACCC is empowered to make a determination following an arbitration. Alternatively, an access provider may provide an access undertaking which the ACCC can either accept or reject. Access to a declared service can only be refused on very limited grounds, including lack of available capacity.

In practice, most access arrangements are concluded on commercial terms but there have been several significant arbitrations. Not surprisingly, the price of access has proved to be the most difficult issue to resolve. Several arbitrations relating to Telstra's PSTN network concluded in late 2000 but were quickly appealed by Telstra to the Australian Competition Tribunal. AAPT is a party to one such appeal.

AAPT is currently a party to one arbitration before the ACCC concerning the terms and conditions on which Telstra acquires the service of terminating data calls to ISPs connected to AAPT's network. AAPT is also a party to the Australian Competition Tribunal review of PSTN originating and terminating charges mentioned above.

The ACCC has reviewed some existing declarations, particularly those covering Transmission and local call services. In both cases, the geographic scope of the declaration has been reduced.

Access to facilities. Schedule 1 of the Telecoms Act imposes obligations on carriers to provide access to their facilities and network information to other carriers, so that other carriers can provide competitive facilities and competitive carriage services or establish their own facilities. The terms and conditions of access are as agreed between carriers or, failing agreement, as determined by the ACCC.

Regulation of industry participants. There is no limit on the number of carrier licences that may be issued. As a general rule, there is no time limit on a licence. Subject to the payment of an annual charge, it will continue in force until it is surrendered or cancelled. Many carriers are also carriage service providers.

Owners of telecommunications infrastructure (such as a cable network) may not supply carriage services to the public using the network units unless they hold a carrier licence or a nominated carrier declaration is in force. Each carrier must comply with the Telecoms Act and licence conditions, including:

 .    the standard access obligations in Part XIC of the Trade Practices Act;

 .    provision of access to specified facilities (including land, buildings, structures, telecommunications transmission towers and underground facilities) and to network information;

 .    payment of licence fees and contribution to the universal service levy
     (which funds the provision of universal or basic services).

 .    preparing and maintaining a carrier industry development plan;

 .    preparing and maintaining an interception capability plan. Carriers must also ensure that services passing over their networks can be intercepted by law enforcement agencies.

As an alternative to obtaining a licence, a carriage service provider may operate network units by obtaining a "nominated carrier declaration" from the ACA, which involves the nominated carrier assuming the licence responsibilities in relation to specified network unit(s) owned by a non-carrier.

Carriage service providers are not required to be licensed or registered but they must comply with the service provider rules contained in the telecommunications legislation, including compliance with minimum standards and, where it supplies the "standard telephone service" to provide untimed local calls and directory assistance.

Content services providers are subject to only minimal regulation, although they have the benefit of the access regime in Part XIC of the Trade Practices Act.

AAPT has held a carrier licence since 1 July 1997 and is also a carriage service provider.

Competition. Anti-competitive practices in the telecommunications industry are subject to a general anti-competitive regime contained in Part IV of the Trade Practices Act and also to a telecommunications specific regime in Part XIB of the same Act. Under the "competition rule" in Part XIB, a carrier or carriage service provider will be held to have engaged in anti-competitive conduct if it has a substantial degree of power in a market and takes advantage of that power with the effect, or likely effect, of substantially lessening competition in that or any other telecommunications market. Substantial financial penalties apply for breach of the rule.

Telecommunications mergers and acquisitions and foreign investment issues. The ACCC is responsible for monitoring mergers, joint ventures and acquisitions, including those in the telecommunications sector. Section 50 of the Trade Practices Act prohibits acquisitions or mergers which would have the effect, or be likely to have the effect, of substantially lessening competition in a substantial market for goods or services in Australia, in a State or in a Territory.

There are no foreign investment restrictions which apply exclusively to carriers or service providers as a class. The Telecoms Act would, however, permit the Minister to impose a licence condition that relates to the extent of foreign ownership or control of a licence. Specific foreign ownership restrictions apply only to Telstra Corporation Limited (51.1% of the shares in which are still owned by the Australian Government).

Other international issues. The Telecommunications (Compliance with International Conventions) Declaration No. 1 of 1997 provides that carriers and carriage service providers are bound by 39 listed international conventions, including the WTO Basic Telecommunications Agreement.

The Rules of Conduct about dealings with international telecommunications operators No. 1 of 1997 require carriers and carriage service providers to use all reasonable endeavours to prevent, mitigate or remedy unacceptable conduct engaged in by an international telecommunications operator. The ACCC administers the Rules.

Number Portability. In Australia Local Number Portability ("LNP") has been available to all carriers since November 1999. Customers can now keep their local numbers when taking AAPT's bundled residential telephony service. Mobile Number Portability ("MNP") has been available from September 2001. Portability of Freephone (1800) and National Rate (13-) numbers are still being considered by the ACCC.

Productivity Commission Review and legislative amendments. The Australian Productivity Commission has conducted an inquiry into Telecommunications Competition Regulation. Its final report has been presented to the Australian Government but has not yet been made public.

The Australian Government has pre-empted some of the matters under review by introducing amendments to the Trade Practices Act intended to streamline the operation of the arbitration regime by, among other things, allowing the Commission to conduct combined arbitration hearings.

United States

Telecom is subject to all rules, policies, and duties of the United States Federal Communication Commission ("FCC") applicable to U.S. international common carriers. The FCC regulates Telecom as a "dominant" carrier on the U.S. - New Zealand route, and as a non-dominant carrier on all other international routes. As a dominant carrier on the U.S. - New Zealand route, Telecom is required to operate on a structurally separate basis from its U.S. affiliate and comply with certain reporting requirements. The US Telecommunications Act of 1996 and Communications Act of 1934 also places certain duties on all telecommunications carriers, to which Telecom is subject with respect to services it provides in or from the United States.

In December 1996 the FCC granted Telecom authority under Section 214 of the Communications Act of 1934 to operate as a United States international facilities-based carrier and to acquire capacity in United States international facilities in order to provide telecommunications services between the United States and New Zealand and points beyond. Telecom's U.S. subsidiaries applied in the fall of 2000 for additional authority under Section 214, specifically to provide long distance and international services originating in New York. One of those applications was granted on 22 November 2000 and the other was granted on 15 December 2000.

Other laws of the United States, such as the Trading with the Enemy Act of 1917, the Telecommunications Act of 1996 and the Foreign Corrupt Practices Act of 1977 may restrict certain activities of Telecom by virtue of Verizon's ownership interest in the Company and the fact that the ADSs are traded on the New York Stock Exchange.

Organisational Structure

See "-History and Development" and Note 24.

Property, Plants and Equipment

Land Assets

Telecom owns approximately 1,040 freehold sites and uses approximately 2,955 sites on a leasehold or other basis. Although Telecom's land assets are not large in area, they include some strategic sites, such as the properties on which its telephone exchanges are located. Most of Telecom's sites are related directly to its telecommunications operations and are used for network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and cellular phone base station equipment. Many of Telecom's operational sites are situated on leased land or land to which Telecom has access by statutory right or other formal or informal arrangement. In addition to its operational sites,

Telecom owns or leases many properties for office accommodation, storage and other miscellaneous purposes. Many of Telecom's sites may be subject to indigenous land claims. See "Land Claims" Note 13.

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

Network Assets

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

In mid-1999, Telecom commercially launched a fast Internet access service based on ADSL technology. The service is offered in main centres, and is being expanded as demand dictates. Currently about half of Telecom's customers are able to get ADSL services. ADSL utilises existing copper cabling and has the potential to be used for a range of broadband services including video. A nationwide Data (IP & ATM) network is operational and provides services such as Frame Relay and Virtual Private IP Networking. Future growth is expected in services such as data access, IP networking, and LAN connectivity.

Telecom offers pre-paid and post-paid mobile phone services with an AMPS/DAMPS cellular network. Telecom has launched a CDMA cellular network in New Zealand. It is expected that the existing AMPS/DAMPS cellular network will continue to operate for several years to allow customers to transfer to CDMA when convenient.

Telecom does not manufacture telecommunications equipment but concentrates on the design and development of its networks with the best technology available. Research and development costs are, therefore, not material.

Telecom has long-term supply relationships with various equipment suppliers for equipment installed in its network. These suppliers include NEC Corporation of Japan ("NEC"), Nokia Telecommunications of Finland ("Nokia"), Cisco Systems of the USA ("Cisco"), Lucent Technologies of the USA ("Lucent"), L M Ericsson of Sweden ("Ericsson") and Marconi Limited of the UK ("Marconi").

In November 2001 Telecom announced that it had entered into negotiations with Alcatel to form a long-term strategic relationship for the development of Telecom's fixed line network in New Zealand and Australia using new generation IP technologies.

Australia

AAPT operates an extensive voice and data network in Australia. AAPT's voice network consists of 7 major switching exchanges, 60 points-of-presence in regional cities and towns, 2 integrated intelligent network nodes and 2 signal transfer point nodes. All voice elements are interconnected with Telstra, Optus and numerous international carriers. AAPT's data switching network has an ATM backbone consisting of 13 major ATM switches. These core switches are supported by frame relay switches at 77 regional locations.

In March 2000, Optus signed an agreement under which AAPT will acquire a high bandwidth network on Optus' national backbone linking Cairns, Brisbane, Sydney, Canberra, Melbourne, Adelaide and Perth. Also as part of this agreement, Optus will provide 50 regional drop off points and AAPT will install equipment to link the drop off points with its regional points of presence. AAPT is currently working with Optus to implement this agreement and expects to have full use of this network by the first quarter of 2001. In the interim and as part of this agreement AAPT has use of Optus' backbone network. AAPT connects to Telstra's local network through its switches and points-of-presence paying Telstra interconnection fees to originate and terminate traffic to and from AAPT's customers as AAPT at present has limited end to end direct access to its customers.

AAPT is expanding its first mile broad-band access capabilities with LMDS, CBD Fibre and xDSL networks. These networks are complementary and together with AAPT's voice and data switching capabilities they enable a rich range of voice, high-speed data and IP based services. Markets have been segmented on both a customer and geographic basis to target deployment of each type of access technology.

AAPT has long-term supply relationships with various equipment suppliers for equipment installed in its network. These suppliers include Siemens of Germany ("Siemens"), Marconi, Cisco and Lucent.

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

In October 1998 Telecom joined with Optus and MCI WorldCom in a joint venture to build and operate a trans-Pacific submarine optical fibre cable called the Southern Cross Cable Network ("Southern Cross"), linking Australia, New Zealand, Fiji, Hawaii and the West Coast of the United States. Southern Cross provides international capacity for growth of traffic generated by data services, including internet traffic, and commenced operations in November 2000. Telecom has a 50% equity investment in Southern Cross. See also Item 5 "Southern Cross".

Telecom has a licence under Section 214 of the Telecommunications Act 1934 (U.S.) to acquire and operate communications facilities in the United States of America. A point-of-presence has been established in Los Angeles to switch international wholesale telephony minutes. Other value added services such as international leased services and private network offerings can be supported from this facility. Telecom has established a point-of-presence in Sydney, Australia, which supports international leased services and private network offerings into Australia. These value added services are supplied trans-Tasman in support of New Zealand corporates. Telecom has a licence under Section 7 of the Telecommunications Act 1984 (UK) to acquire and operate communications facilities in the United Kingdom. Telecom has a Special Type II Licence to operate telecommunications facilities in Japan. Points-of-presence have been established in London and Tokyo to switch international wholesale telephony minutes.

Telecom is a shareholder in INMARSAT Limited, which provides international marine satellite services to ships, airplanes, and other mobile satellite services users. Telecom is also involved with INTELSAT and is likely to become a shareholder when this inter-government organisation is privatised.

AAPT's international delivery transmission has several components including a series of correspondent arrangements with international carriers as well as investments in submarine cable consortia, plus satellite access infrastructure. AAPT has established correspondent agreements with 20 major overseas telecommunications companies to form an international delivery network. Those arrangements generally provide for AAPT to deliver its outgoing voice and data traffic to the relevant overseas carrier for termination by that carrier and for the overseas carrier to provide AAPT with some or all of its outgoing traffic destined for Australia for termination by AAPT. AAPT has acquired capacity in Sea-Me-We 3 and Southern Cross cables.

              Item 5. Operating and Financial Review and Prospects

The following discussion of Company performance information uses financial data prepared using NZ GAAP. The differences between US GAAP and NZ GAAP are discussed in Note 31.

Year Ended 30 June 2001 Compared With Year Ended 30 June 2000

Overview

Telecom's reported net earnings for the year ended 30 June 2001 ("2001") were NZ$643 million, compared to NZ$783 million for the year ended 30 June 2000 ("2000"). Reported net earnings for the year represented earnings per share ("EPS") of NZ36.4 cents compared to NZ44.7 cents for 2000.

Reported net earnings for 2001 include certain non-recurring and special items.

The non-recurring items included in reported net earnings have been classified as abnormal revenues and expenses. Abnormal expenses of NZ$256 million (NZ$184 million after tax), relating to the closedown of the CDMA rollout in Australia and other asset write-offs have been recorded in 2001. In addition, reported earnings for 2001 included an abnormal reduction of revenue of NZ$12 million (NZ$8 million after tax). See "Abnormal Items".

Dividend income from Telecom's investment in Southern Cross of NZ$245 million (NZ$221 million after tax), due to its size and timing of receipt, represents a special item in 2001, see "Dividends From Associates". While Telecom expects to receive future dividend income from Southern Cross, the size and frequency of these payments will vary. The dividends received from Southern Cross have been separately identified in the table below to allow a better understanding of trends from period to period.

The table below reconciles reported and adjusted earnings for 2001 and 2000.

Net earnings excluding abnormal items and Southern Cross dividends decreased by NZ$157 million, or 20.4%. This reflects additional interest expense largely as a result of funding the AAPT acquisition, additional goodwill amortisation associated with this investment and associate company losses.

----------------------------------------------------------------------------------------------------------------
Reconciliation of Net Earnings Before and After Abnormals and Southern Cross Dividends

                                                                            Years Ended 30 June
                                                                   2001           2000             Change
                                                                   NZ$M           NZ$M                  %
----------------------------------------------------------------------------------------------------------------
Reported net earnings                                               643                783          (17.9)
Abnormal items (after tax):
    Revenue                                                           8                (12)
    Expenses                                                        184                  -
                                                                -----------------------------
Net earnings excluding abnormal items                               835                771            8.3

Southern Cross dividends                                           (221)                 -
                                                                -----------------------------
Net earnings excluding abnormal items and
Southern Cross dividends                                            614                771          (20.4)

EBITDA(#) excluding abnormal items and Southern                   2,070              2,042            1.4
Cross dividends

#  Earnings before interest, tax, depreciation and amortisation
----------------------------------------------------------------------------------------------------------------

Dividends

Telecom paid a fully imputed fourth quarter dividend of NZ5.0 cents per ordinary share in September 2001, bringing the dividend for the year ended 30 June 2001 to NZ20.0 cents. The dividend for the year ended 30 June 2000 was NZ46.0 cents per ordinary share.

Telecom implemented a new dividend policy for the year ended 30 June 2001. This policy is to target a dividend payout ratio of around 50% of net earnings. Application of this policy is dependent on earnings, cash flow, and other investment opportunities that might arise in the future.

As a matter of practice, Telecom looks to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for full year.

Reported net earnings for the year ended 30 June 2001 have been significantly impacted by abnormal items. In setting the level of the fourth quarter dividend, Telecom has made allowance for the impact of these abnormal items, resulting in a dividend payout ratio for the full year of approximately 56% of net earnings.

--------------------------------------------------------------------------------
Fourth Quarter Dividends
--------------------------------------------------------------------------------
   Ordinary shares                                                  NZ 5.0 cents
   American Depositary Shares                                    *US 16.18 cents
   Supplementary dividend (to non-resident shareholders)
    Per ordinary share                                             NZ 0.88 cents
    Per American Depositary Share                                 *US 2.85 cents
   "Ex" dividend dates
    New Zealand Stock Exchange                                  3 September 2001
    Australian Stock Exchange                                     27 August 2001
    New York Stock Exchange                                       28 August 2001

   Books closing dates
    New Zealand, Australia Stock Exchanges                        31 August 2001
    New York Stock Exchange                                       30 August 2001
   Payment dates
    New Zealand, Australia                                    14 September  2001
    New York                                                  21 September  2001
--------------------------------------------------------------------------------
*   Based on an exchange rate at 30 June 2001 of NZ$1.00 to US$0.4047.


Operating Results

Telecom's consolidated results are summarised in the Table headed "Overview of Results 2001:2000".

The following commentary separates the surplus from operations, revenue and expenses between those earned/incurred in New Zealand and Australia. For the purposes of this geographic split, Australia is deemed to include the AAPT Group and TCNZA while New Zealand is deemed to comprise the remainder of the Telecom Group including all other international operations.

Results for 2001 were impacted by the consolidation of AAPT revenues and expenses for the entire year. In 2000, AAPT revenues and expenses were consolidated for seven months.

Surplus from Operations

----------------------------------------------------------------------------------------------------------------
Surplus from operations before abnormal items

                                                                           Years Ended 30 June
                                                               2001               2000             Change
                                                               NZ$M               NZ$M                  %
----------------------------------------------------------------------------------------------------------------
New Zealand

Revenue excluding Southern Cross                              3,647              3,596                 1.4
dividends

Southern Cross Dividends                                        245                  -                 NM
                                                      ---------------------------------------

Total revenue                                                 3,892              3,596                 8.2

Total expenses                                                2,257              2,175                 3.8

Surplus from operations                                       1,635              1,421                15.1


Australia

Total revenue                                                 1,756                739                 NM

Total expenses                                                1,710                714                 NM
                                                      ---------------------------------------

Surplus from operations                                          46                 25                 NM


Goodwill amortised on consolidation of AAPT                     (88)               (31)                NM
                                                      ---------------------------------------

Surplus from operations before abnormal                       1,593              1,415                12.6
items

Less Southern Cross dividends                                  (245)                 -                 NM

Add back depreciation and amortisation                          722                627                15.2
                                                      ---------------------------------------

EBITDA# excluding abnormal items and
Southern Cross dividends                                      2,070              2,042                 1.4


NM = Not a meaningful comparison

#  Earnings before interest, tax, depreciation and amortisation
----------------------------------------------------------------------------------------------------------------

The group surplus from operations before abnormal items increased by NZ$178 million, or 12.6%. The increase was due to the receipt of NZ$245 million of dividend income from Southern Cross, partly offset by a lower surplus from New Zealand operations excluding the aforementioned dividends. An increased surplus from Australian operations was more than offset by an increase in amortisation of AAPT goodwill.

----------------------------------------------------------------------------------------------------------------
Reconciliation of Movement in Surplus From Operations before abnormal items
                                                                                                   NZ$M
----------------------------------------------------------------------------------------------------------------

2000 surplus from operations                                                                       1,415

Southern Cross dividends received                                                                    245

Decrease in surplus from NZ operations excluding Southern Cross dividends                            (31)

Increase in surplus from Australian operations                                                        21

Increase in amortisation of AAPT goodwill                                                            (57)
                                                                                           ---------------------

2001 surplus from operations                                                                       1,593
----------------------------------------------------------------------------------------------------------------

The discussion of operating revenues and expenses that follows excludes the impact of abnormal items, which are discussed separately.

Revenue

----------------------------------------------------------------------------------------------------------------
Total Operating Revenue                                              Years Ended 30 June
                                                                   2001           2000              Change
                                                                   NZ$M           NZ$M                   %
----------------------------------------------------------------------------------------------------------------
New Zealand                                                       3,892          3,596                 8.2

Australia                                                         1,756            739                 NM

Abnormal revenue                                                   (12)             15                 NM
                                                        -----------------------------------

Total Group                                                       5,636          4,350                29.6

NM = Not a meaningful comparison
----------------------------------------------------------------------------------------------------------------

Growth in New Zealand revenue primarily reflects dividend income received from Southern Cross. Excluding Southern Cross dividends, New Zealand revenue grew by NZ$51 million, or 1.4%. This reflects growth across most of Telecom's revenue streams, particularly data, Internet, directories and miscellaneous other services revenue, partially offset by declining local service and equipment revenues.

Revenue growth in Australia reflects increased revenue in AAPT, as well as the development of TCNZA's corporate outsourcing business.

Australian comparisons are affected by the period of consolidation of AAPT's results. Telecom acquired a controlling interest in AAPT on 27 November 1999, with consolidation of AAPT's results effective from 1 December 1999. Accordingly, there is a full 12 months of AAPT revenue in 2001, while there is only 7 months of AAPT revenue included in 2000. To facilitate more meaningful comparison the tables that follow for Australia show AAPT revenue (in Australian dollars ("A$")) and volumes for the full 12 months ended 30 June 2000.

Local Service Revenue

----------------------------------------------------------------------------------------------------------------
                                                                       Years Ended 30 June
                                                          2001                 2000                Change
                                                          NZ$M                 NZ$M                     %
----------------------------------------------------------------------------------------------------------------
New Zealand                                              1,039                1,057                  (1.7)

Australia                                                   32                    7                    NM
                                                   ----------------------------------------

Total Group                                              1,071                1,064                   0.7

NM = Not a meaningful comparison
----------------------------------------------------------------------------------------------------------------

Local services revenue and access line growth have been affected by increased competition in the local service market, the migration of local access to ISDN services and increased use of cellular phones. Telecom revised its local access pricing structures resulting in lower access charges for a significant number of customers in particular locations, effective from March 2001.

New Zealand

----------------------------------------------------------------------------------------------------------------
                                                                     Years Ended 30 June
                                                      2001                   2000                Change
                                                      NZ$M                   NZ$M                     %
----------------------------------------------------------------------------------------------------------------
Business & residential access

- Revenue ($m)                                          837                   849                   (1.4)
- Access lines
   -  residential (000s)                              1,357                 1,349                    0.6
   -  business (000s)                                   317                   330                   (3.9)
- Centrex lines (000s)                                   75                    80                   (6.3)

Local calls *

- Revenue ($m)                                          123                   133                   (7.5)
- Call minutes (m)                                    3,294                 3,348                   (1.6)

Smartphone, messaging and call track

- Revenue ($m)                                           79                    75                    5.3

* Includes business local calls, residential calls under NZ20 cents local calling option and Centrex and VPN local calls
----------------------------------------------------------------------------------------------------------------

The decrease in access revenue of NZ$12 million, or 1.4%, for the year was largely due to a reduction in business rental reflecting a 3.9% reduction in the number of business lines.

Australia

----------------------------------------------------------------------------------------------------------------
                                                                           Years Ended 30 June
AAPT                                                                2001              2000*           Change
                                                                     A$M                A$M                %
----------------------------------------------------------------------------------------------------------------
Local service

- Revenue (A$m)                                                      21                  9             133.3
- Call minutes (m)                                                  542                172             215.1
- Average price (cents)                                             3.9                5.2             (25.0)

* For comparison purposes, 2000 figures are for the full year
----------------------------------------------------------------------------------------------------------------

AAPT's local service revenue, which includes all switched local revenue, grew by 133.3% to A$21 million for 2001 compared to the previous year. This revenue growth was driven by increased local calling volumes, resulting from continued and successful penetration of the business and corporate market in Australia.

National Revenue

----------------------------------------------------------------------------------------------
                                                         Years Ended 30 June
                                                       2001             2000           Change
                                                       NZ$M             NZ$M                %
----------------------------------------------------------------------------------------------
New Zealand                                             711              708              0.4

Australia                                               470              224               NM
                                              ------------------------------

Total Group                                           1,181              932             26.7

NM = Not a meaningful comparison
---------------------------------------------------------------------------------------------


New Zealand

---------------------------------------------------------------------------------------------
                                                                Years Ended 30 June
                                                     2001              2000        Change
                                                     NZ$M              NZ$M             %
---------------------------------------------------------------------------------------------
National calls
- Revenue ($m)                                        275               301          (8.6)
- Call minutes (m)                                  2,351             2,206           6.6
- Average price (cents)                              11.7              13.6         (14.0)

Calls to cellular networks
- Revenue ($m)                                        302               276           9.4
- Interconnect cost ($m)                              (82)              (71)         15.5
                                              -----------------------------
- Gross margin ($m)                                   220               205           7.3
- Call minutes (m)                                    637               570          11.8
- Average price (cents)                              47.4              48.4          (2.1)

National 0800
- Revenue ($m)                                        122               119           2.5
- Call minutes (m)                                    747               679          10.0
- Average price (cents)                              16.3              17.5          (6.9)
---------------------------------------------------------------------------------------------

National calls revenue decreased by 8.6% for the year compared with the same period last year as a result of a decline in the average price per call minute, partly offset by an increase in call minutes. The decline in the average price per minute reflects increased volumes of lower margin wholesale call minutes and the effect of various capped specials.

Fixed line to cellular revenue increased by 9.4% for the year, compared with the same period last year, reflecting an increased number of call minutes.

The growth in fixed line to cellular revenue was partly offset by an increase in the cost of interconnecting with other cellular carriers (see "Cost of Sales"). Overall, the fixed line to cellular margin increased by 7.3% for the year compared with the same period last year.

Australia

----------------------------------------------------------------------------------------------------
                                                            Years Ended 30 June
AAPT                                           2001                2000*             Change
                                                A$M                 A$M                   %
----------------------------------------------------------------------------------------------------
National calls
- Revenue (A$m)                                 194                 174                 11.5
- Call minutes (m)                            1,440               1,113                 29.4
- Average price (cents)                        13.4                15.6                (14.1)

Calls to cellular network
- Revenue (A$m)                                 178                 101                 76.2
- Call minutes (m)                              490                 257                 90.7
- Average price (cents)                        36.3                39.3                 (7.6)

* For comparison purposes, 2000 figures are for the full year
----------------------------------------------------------------------------------------------------


AAPT National calls revenue grew by 11.5% to A$194 million for the year as a result of increased call minutes.

Revenue from calls to cellular networks grew by 76.2% in 2001 as a result of growth in the volume of calls following the introduction in Australia of pre-selection for fixed line to cellular networks in September 1999.

International Revenue

----------------------------------------------------------------------------------------------------
                                                                 Years Ended 30 June
                                                     2001               2000              Change
                                                     NZ$M               NZ$M                   %
----------------------------------------------------------------------------------------------------
New Zealand                                           398                389                  2.3

Australia                                             170                117                  NM
                                              ------------------------------------

Total Group                                           568                506                 12.3

NM = Not a meaningful comparison
----------------------------------------------------------------------------------------------------


New Zealand

International revenue includes outgoing international calls made in New Zealand, collect, credit card and "New Zealand Direct" calls to New Zealand, receipts from overseas telecommunications administrations and companies for calls to New Zealand that use Telecom's facilities and calls from international switched traffic transiting Telecom's facilities (referred to as "transit calls").

----------------------------------------------------------------------------------------------------
                                                            Years Ended 30 June
                                                2001               2000              Change
                                                NZ$M               NZ$M                  %
----------------------------------------------------------------------------------------------------
Outwards calls
- Revenue ($m)                                   191                194                 (1.5)
- Call minutes (m)                               651                571                 14.0
- Average price (cents)                         29.3               34.0                (13.8)

Inwards calls
- Revenue ($m)                                   164                155                  5.8
- Call minutes (m)                               474                428                 10.7
- Average price (cents)                         34.6               36.2                 (4.4)

----------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------
International Margin                                            Years Ended 30 June
                                                    2001                 2000            Change
                                                    NZ$M                 NZ$M                 %
----------------------------------------------------------------------------------------------------
International
-  outwards revenue                                  191                  194               (1.5)
-  inwards revenue                                   164                  155                5.8
-  outpayment                                       (183)                (172)               6.4
                                              -------------------------------
Net international margin before transits             172                  177               (2.8)

----------------------------------------------------------------------------------------------------

The net margin received from Telecom international business (outward and inward call revenue less the international outpayment), excluding the transit call margin, decreased by 2.8% for the year compared with the same period last year.

International outwards revenue decreased by NZ$3 million for the year. Growth in outward call minutes was more than offset by the effect of price specials offered to New Zealand customers and significant price reductions resulting in a 1.5% reduction in international outwards revenue for the year.

Inward call revenue increased by NZ$9 million or 5.8% for the year. This is largely the result of an increase in the number of inward call minutes by 10.7%, partially offset by a 4.4% reduction in the average price per minute, reflecting renegotiated trade direct agreements.

----------------------------------------------------------------------------------------------------

                                                            Years Ended 30 June
                                               2001                 2000              Change
                                               NZ$M                 NZ$M                   %
----------------------------------------------------------------------------------------------------
New Age Transits
- Margin ($m)                                    41                   34                20.6
- Call minutes (m)                              707                  502                40.8
- Average margin (cents)                        5.8                  6.8               (14.7)
----------------------------------------------------------------------------------------------------

The new age transits call margin (revenue net of outpayments) increased due to higher volumes partly offset by lower average margins per call minute in the year. The increased volume from the transit business is attributable to the utilisation of a variety of outward routing options and to new transit traffic through Telecom points of presence ("POPs") in the USA, Japan, Australia and the UK.

Australia

----------------------------------------------------------------------------------------------------
                                                           Years Ended 30 June
AAPT                                          2001                 2000*             Change
                                               A$M                  A$M                   %
----------------------------------------------------------------------------------------------------
International revenue
- Revenue (A$m)                                133                  163                (18.4)
- Call minutes (m)                             523                  519                  0.8
- Average price (cents)                       25.4                 31.4                (19.1)

* For comparison purposes, 2000 figures are for the full year
----------------------------------------------------------------------------------------------------

While call minutes grew by 0.8%, continued pricing pressure resulted in a 18.4% decrease in revenue for the year.

Cellular and Other Mobile Services Revenue

Cellular and other mobile services revenue comprises access and airtime charges for calls originating from Telecom's cellular network (including international outward calls), revenue from paging and mobile radio services, cellular equipment (CPE) and other related services.

----------------------------------------------------------------------------------------------------

                                                             Years Ended 30 June
                                                2001                   2000                Change
                                                NZ$M                   NZ$M                     %
----------------------------------------------------------------------------------------------------
New Zealand                                       547                    546                   0.2

Australia                                         318                    171                    NM
                                              ------------------------------

Total Group                                       865                    717                  20.6

NM = Not a meaningful comparison
----------------------------------------------------------------------------------------------------

Mobile revenue and the mobile gross margin, set out in the table below, do not include revenue from fixed line to cellular calls terminating on Telecom's cellular network. These calls are included as part of National revenue. Mobile revenue and gross margin also exclude revenue from International calls terminating on Telecom's cellular network. These calls are included as part of International inwards revenue.

New Zealand

----------------------------------------------------------------------------------------------------
                                                              Years Ended 30 June
                                                 2001                   2000                Change
                                                 NZ$M                   NZ$M                     %
----------------------------------------------------------------------------------------------------
Cellular and Other Mobile
Total mobile revenue ($m)                        547                    546                    0.2
Mobile cost of sales ($m)                       (143)                  (151)                  (5.3)
                                              -----------------------------
Mobile gross margin ($m)                         404                    395                    2.3

Cellular
Cellular revenue ($m)                            514                    514                      -
Call minutes (m)                               1,166                  1,064                    9.6

Connections at period end (000s)
- Postpaid                                       506                    467                    8.4
- Prepaid                                        792                    513                   54.4
- Total                                        1,298                    980                   32.4

Average revenue per customer

- Postpaid ($ per month)                       73.3         77.1         (4.9)
- Prepaid ($ per month)                         7.6         12.9        (41.1)
- Total ($ per month)                          36.0         49.5        (27.3)

--------------------------------------------------------------------------------

Telecom had 1,298,000 cellular connections at 30 June 2001 compared with 980,000 at 30 June 2000, an increase of 32.4%. The continued strong growth in connections is largely due to growth in the prepaid cellular business. The net increase in total connections was 318,000 for the year. This included an increase in postpaid connections for the year of 39,000 as new pricing plans for postpaid customers, including free minutes and additional services, have attracted new customers.

Prepaid service has continued to be popular with consumers. The total number of prepaid customers, including third party connections, at 30 June 2001 was 792,000, approximately 61% of total connections.

Mobile cost of sales decreased by 5.3% for the year, predominately as a result of lower customer acquisition costs in the fourth quarter. Telecom slowed its customer acquisition activities in anticipation of the commercial launch of its CDMA network (see below).

Average revenue per cellular customer decreased by 27.3% for the year, reflecting the higher proportion of prepaid connections. Average revenue per prepaid connection is significantly lower than the average revenue per postpaid connection.

Telecom launched its New Zealand CDMA mobile network in July 2001. While both postpaid and prepaid CDMA plans are available, the initial marketing focus is on postpaid connections. Telecom aims to increase average revenue per user for existing customers through the provision of additional services available when they upgrade to CDMA, as well as attract new customers.

Telecom sold its mobile radio business in May 2001. This business had contributed revenues of NZ$14 million in 2001 (NZ$16 million in 2000). While these revenues will cease, Telecom does not expect this sale to have a material ongoing impact on its overall business due to operating costs avoided and revenues from the provision of services to the divested business.

Australia

---------------------------------------------------------------------------------------------------------
                                                             Years Ended 30 June
AAPT                                          2001                    2000*               Change
                                               A$M                     A$M                     %
---------------------------------------------------------------------------------------------------------
Cellular
- Cellular revenue (A$m)                       252                     223                   13.0
- Customers (000s)                             243                     214                   13.6

* For comparison purposes, 2000 figures are for the full year
---------------------------------------------------------------------------------------------------------

AAPT cellular revenue grew by 13.0% to A$252 million for the year compared to the previous corresponding period, within an increasingly competitive environment in Australia.

As at 30 June 2001, AAPT had a total of 243,000 cellular customers in Australia, an increase of 13.6% compared to June 2000.

Internet Revenue

----------------------------------------------------------------------------------------------------------------
                                                                    Years Ended 30 June
                                                  2001                     2000                  Change
                                                  NZ$M                     NZ$M                       %
----------------------------------------------------------------------------------------------------------------
New Zealand                                         79                       67                     17.9

Australia                                           90                       35                      NM
                                            ----------------------------------------

Total Group                                        169                      102                     65.7

NM = Not a meaningful comparison
----------------------------------------------------------------------------------------------------------------


New Zealand

----------------------------------------------------------------------------------------------------------------
                                                                       Years Ended 30 June
                                                          2001                 2000              Change
                                                          NZ$M                 NZ$M                   %
----------------------------------------------------------------------------------------------------------------
Internet revenue ($m)                                       79                   67                 17.9

Xtra registered customers (000s)                           390                  287                 35.9

Xtra dial-up hours (m)                                    77.2                 47.0                 64.3
Average hours per active customer (per month)             25.0                 19.6                 27.6
-----------------------------------------------------------------------------------------------------------------


Internet revenue in New Zealand increased by NZ$12 million or 17.9% for the year. While the current period was impacted by the emergence of the free Internet Service Provider ("ISP") model, by early calendar 2001 most free ISPs had stopped acquiring new subscribers or reverted to a paying model.

Telecom's ISP "Xtra" had approximately 390,000 registered customers at 30 June 2001, compared with 287,000 at June 2000, an increase of 35.9%. Of the registered customers, approximately 76% were active during the last month of the year.

Australia

----------------------------------------------------------------------------------------------------------------
                                                                       Years Ended 30 June
AAPT                                                      2001                 2000*             Change
                                                           A$M                  A$M                   %
----------------------------------------------------------------------------------------------------------------
- Internet revenue (A$m)                                    71                   44                 61.4
- connect.com.au access business customers (000s)          6.3                  4.3                 46.5

* For comparison purposes, 2000 figures are for the full year
----------------------------------------------------------------------------------------------------------------

AAPT's Internet revenue, from its internet and e-commerce business connect.com.au, increased by 61.4% in 2001 compared to 2000, as a result of growth and increased penetration in its customer base.

Data Revenue

Data revenue consists principally of revenue from data transmission services, dedicated leased lines and managed data services.

----------------------------------------------------------------------------------------------------------------
                                                                       Years Ended 30 June
                                                          2001                 2000              Change
                                                          NZ$M                 NZ$M                   %
----------------------------------------------------------------------------------------------------------------
New Zealand                                                412                  365                 12.9

Australia                                                  189                   68                   NM
                                                   -------------------------------------

Total Group                                                601                  433                 38.8

NM = Not a meaningful comparison
----------------------------------------------------------------------------------------------------------------


New Zealand

----------------------------------------------------------------------------------------------------------------
                                                                       Years Ended 30 June
                                                          2001                 2000              Change
                                                          NZ$M                 NZ$M                   %
----------------------------------------------------------------------------------------------------------------
Jetstream / Netgate revenue ($m)                            22                    9                144.4
Frame relay revenue ($m)                                    27                   19                 42.1
ISDN revenue ($m)                                           85                   76                 11.8

Jetstream connections (000s)                                16                    4                300.0
----------------------------------------------------------------------------------------------------------------

Data revenue in New Zealand increased by NZ$47 million, or 12.9%, for the year. This growth was driven by volume growth, particularly for high speed and IP based data products. Revenue for "traditional" data services was comparatively stable.

IP based products such as Jetstream and Netgate have performed strongly. Revenue for these two products grew 144.4% for the year. Frame relay also performed strongly, with revenue growth of 42.1% for the year.

ISDN revenue increased by 11.8% for the year. The increase in ISDN revenue partly reflected migration from basic access services.


Australia

----------------------------------------------------------------------------------------------------------------
                                                                       Years Ended 30 June
AAPT & TCNZA                                              2001                 2000*             Change
                                                           A$M                  A$M                   %
----------------------------------------------------------------------------------------------------------------
- Data revenue (A$m)                                       152                   72                111.1

* For comparison purposes, 2000 figures are for the full year
----------------------------------------------------------------------------------------------------------------

Revenue from data services grew by 111.1% for the year. AAPT's revenue increase was largely driven by continued expansion of the AAPT owned VicOne network and continued penetration in corporate and government markets. TCNZA's revenue growth was driven by the provision of data services to the Commonwealth Bank of Australia ("CBA").

Directories Revenue

Directories revenue is earned in New Zealand only. Total directories revenue increased by NZ$12 million, or 6.8% for the year.

Directories revenue increased as a result of both tariff and volume growth in both The Telephone Book and YELLOW PAGES(R) products.

Miscellaneous Other Revenue

----------------------------------------------------------------------------------------------------------------
                                                                       Years Ended 30 June
                                                          2001                 2000              Change
                                                          NZ$M                 NZ$M                   %
----------------------------------------------------------------------------------------------------------------
New Zealand                                                 82                   68                 20.6

Australia                                                  451                  113                  NM
                                                   ------------------------------------

Total Group                                                533                  181                194.5

NM = Not a meaningful comparison

----------------------------------------------------------------------------------------------------------------

New Zealand

Miscellaneous other revenue is derived principally from software development, telecommunications services provided in the Cook Islands and Samoa, international telecommunications infrastructure projects and other miscellaneous activities.

Miscellaneous revenue for New Zealand increased by NZ$14 million, or 20.6% for the year. Revenue for the year includes a gain of NZ$20 million recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross-border finance lease during 2001.

Australia

Miscellaneous revenue for AAPT increased by 107.9% to A$327 million for the year. This revenue is derived largely from resale services.

AAPT re-launched a bundled residential telephony product incorporating local and long distance under the banner of Full Service in late 1999. The successful take-up of this product resulted in a 102.6% increase in resale service revenue for 2001 compared 2000.

The remaining growth in Australian miscellaneous services revenue relates to TCNZA.

Dividends from Associates

Telecom received gross dividends from associates of NZ$263 million in 2001. These dividends were from Telecom's investment in the Southern Cross Cable network. Applying the equity method of accounting, the first NZ$18 million of the dividends reduced the equity interest recorded in the Statement of Financial Position to zero. As Telecom's equity investment in Southern Cross had been reduced to zero, equity accounting was suspended at that point with all further dividends received being recognised as income. This resulted in the remaining NZ$245 million of the gross $263 million of dividends being treated as income.


Telecom expects to receive further dividends from its investment in Southern Cross, though the timing and amount of these payments is uncertain.

Operating Expenses

----------------------------------------------------------------------------------------------------------------
                                                                             Years Ended 30 June
                                                                      2001            2000            Change
                                                                      NZ$M            NZ$M                 %
----------------------------------------------------------------------------------------------------------------
New Zealand                                                          2,257            2,175              3.8

Australia                                                            1,710              714               NM

Abnormal expenses                                                      256                -               NM

Goodwill amortised on consolidation of AAPT                             88               31               NM
                                                               ------------------------------

Total Group                                                          4,311            2,920             47.6

NM = Not a meaningful comparison
----------------------------------------------------------------------------------------------------------------


New Zealand

Total operating expenses in New Zealand increased by NZ$82 million, or 3.8% for the year compared with the previous corresponding period.

The increase for the year was largely due to higher cost of sales and other operating expenses partly offset by lower labour costs.

Australia

AAPT and TCNZA both recorded increased expenses, particularly cost of sales, as a result of their significant revenue growth and expansion of their business operations.

The Telecom Group's reported expense growth for Australia for 2001 was also impacted by the consolidation of AAPT expenses for the entire year. In 2000, AAPT expenses were consolidated for seven months from 1 December 1999.

Labour

----------------------------------------------------------------------------------------------------------------
                                                                     Years Ended 30 June
                                                       2001                2000                   Change
                                                       NZ$M                NZ$M                        %
----------------------------------------------------------------------------------------------------------------
New Zealand                                             372                 406                     (8.4)

Australia                                               200                  80                       NM
                                                  -----------------------------------

Total Group                                             572                 486                     17.7

NM = Not a meaningful comparison
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Personnel Numbers                                                     As at 30 June
                                                       2001                2000                   Change
----------------------------------------------------------------------------------------------------------------
New Zealand                                           5,242               5,717                     (8.3)

Australia                                             2,055               1,507                     36.4
                                                 ------------------------------------

Total                                                 7,297               7,224                      1.0

----------------------------------------------------------------------------------------------------------------


New Zealand

The decrease in personnel numbers of 8.3% for the year largely reflects reductions in staff numbers in Telecom's domestic telecommunications operations. This has been a key driver of lower labour costs. The sale of ConnecTel, Telecom's design, build and maintenance subsidiary, effective from 1 June 2000 also contributed to the decrease in labour costs. These reductions were partly offset by salary increases arising from Telecom's annual salary review process.

Australia

Labour costs for AAPT increased with the recruitment of additional staff to manage AAPT's customer and volume growth and the highly competitive labour market for experienced telecommunications personnel.

Cost Of Sales

----------------------------------------------------------------------------------------------------------------
                                                                     Years Ended 30 June
                                                      2001                 2000                 Change
                                                      NZ$M                 NZ$M                      %
----------------------------------------------------------------------------------------------------------------
New Zealand                                            612                  572                     7.0

Australia                                            1,240                  507                     NM
                                               -------------------------------------

Total Group                                          1,852                1,079                    71.6

NM = Not a meaningful comparison

----------------------------------------------------------------------------------------------------------------


New Zealand

Cost of sales increased by NZ$40 million, or 7.0%, in 2001. The main reasons for the increase were higher interconnect cost of sales (including interconnect for calls to cellular networks) and higher international outpayments.

Mobile cost of sales decreased by NZ$8 million, or 5.3%, for 2001 (see "Cellular and Other Mobile Services"). Most Australasian telecommunications companies have adopted the accounting policy of capitalising cellular acquisition costs with amortisation over the life of the underlying contracts. Telecom has considered adopting this policy but has decided against it at this time. Had Telecom adopted this policy effective from 1 July 2000, mobile cost of sales would have been lower by approximately NZ$34 million in 2001.

Interconnect expense increased by NZ$44 million, or 42.3%, for 2001 reflecting the growth in national and incoming international calls to Vodafone's cellular network, and an increase in calls to other landline carriers.

International cost of sales for outbound calls increased by NZ$11 million, or 6.4%, for 2001, due to a 14.0% increase in outwards call minutes.

Australia

AAPT's cost of sales increased significantly in 2001. This increase was largely due to the successful take-up of Smartchat's bundled residential telephony product, which includes the resale of Telstra's local call service.

Cost of sales in Australia also included costs associated with the outsourcing contract with CBA.

Other Operating Expenses

----------------------------------------------------------------------------------------------------------------
                                                                     Years Ended 30 June
                                                      2001                   2000                 Change
                                                      NZ$M                   NZ$M                      %
----------------------------------------------------------------------------------------------------------------
New Zealand                                            713                    633                   12.6

Australia                                              196                     95                     NM
                                               ----------------------------------------

Total Group                                            909                    728                   24.9

NM = Not a meaningful comparison
----------------------------------------------------------------------------------------------------------------


Other operating expenses consist primarily of occupancy, advertising, computer costs, bad debts, consultancy, postage and agency, outsourcing costs and certain direct costs.

New Zealand

Other operating expenses increased by NZ$80 million, or 12.6%, in 2001. Outsourcing costs increased following the sale of ConnecTel effective from 1 June 2000 and the outsourcing of information services to EDS effective from 1 September 1999. The outsourcing has resulted in a reduction in labour costs (see "Labour").

Increased computer costs and direct costs, along with higher redundancy costs, partially offset by lower advertising and legal costs, also contributed to the growth in other operating expenses.

Australia

Other operating expenses increased due to the other operating expenses of TCNZA and increased expenses for AAPT, reflecting the increase in volume of AAPT's business.

AAPT incurred a larger than expected one-off outside services cost in the first half of the 2001 financial year due to the substantial customer support required for the success of Smartchat's bundled residential telephony product. This has led to development of a new call centre in Bendigo, Victoria. The full commissioning of the new call centre has now occurred and it is operating to budget.

Depreciation and Amortisation

----------------------------------------------------------------------------------------------------------------
                                                                               Years Ended 30 June
                                                                        2001              2000         Change
                                                                        NZ$M              NZ$M              %
----------------------------------------------------------------------------------------------------------------
New Zealand                                                              560               564           (0.7)

Australia                                                                 74                32             NM

Goodwill amortised on consolidation of AAPT                               88                31             NM
                                                                  ----------------------------------

Total Group                                                              722               627           15.2

NM = Not a meaningful comparison
----------------------------------------------------------------------------------------------------------------


New Zealand

Depreciation and amortisation expense (excluding goodwill amortised on acquisition of AAPT) decreased by NZ$4 million, or 0.7% in 2001. The increase in amortisation of goodwill on consolidation of AAPT reflects a full years amortisation in 2001 compared to seven months in 2000, coupled with the purchase of the remaining 20% of AAPT in December 2000 (which resulted in additional goodwill).

Australia

AAPT's depreciation and amortisation expense increased due to the depreciation of AAPT's recently acquired infrastructure assets, CBD fibre, Southern Cross capacity and the backbone network.

Abnormal Items

Revenue

In 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Previously revenue on these products had been recognised at the time of sale and billing respectively. Under the new policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided. This change was made to align with recently issued international accounting guidance on revenue recognition.

The impact of this change in accounting policy was a one-off deferral of revenue of NZ$12 million. This is made up of a deferral of cellular revenue of NZ$10 million and Internet revenue of NZ$2 million. This has been reflected within abnormal items as a deduction from revenue.

Expenses

Close Down of CDMA Rollout in Australia. The close down of the CDMA rollout in Australia is discussed further in the "Other Matters" section.

A charge to abnormal expenses has been recognised at 30 June 2001 for the estimated cost of writing off project costs capitalised to work in progress and providing for the discounted present value of contractually committed future expenditure to the extent that this cannot be mitigated via negotiation or assignment.

The total charge to abnormal expenses is NZ$215 million. This represents NZ$159 million for writing off project costs to date and NZ$56 million to provide for future commitments.

The calculation of the abnormal charge has been based on management's current estimate of the amounts required to reduce the carrying value of assets to recoverable amount and the net amount that will ultimately be required to settle lease liabilities and similar non-cancellable commitments. Actual results could differ from these estimates.

All outstanding issues with Lucent relating to the project and its closedown have been resolved.

Write-off of network assets and project costs. As part of a review of network assets, assets identified as no longer being required for business operations and having no residual value have been fully written-off at 30 June 2001.

The majority of the write off relates to assets acquired in connection with the deployment of residential hybrid fibre/coax (HFC) cable by First Media Limited (a wholly owned Telecom subsidiary). A decision was made in 1998 to discontinue the deployment and the costs of terminating the rollout and reorganising First Media were provided for in the financial year ended 31 March 1998. The cable assets were retained for the provision of future services, however the usage of these assets has subsequently fallen to minimal levels and the decision has been taken to decommission the network.

A total charge of $22 million has been included in the results for the year ended 30 June 2001, representing the cost of writing off HFC cables and network equipment and minor decommissioning costs.

The remainder of the abnormal charge represents the costs of writing off other network equipment made surplus by changing business requirements and the cost of expensing accumulated balances in respect of projects that will not result in capitalisable assets to the Group.

Net Interest Expense (Consolidated)

Net interest expense increased by NZ$116 million, or 43.8%, in 2001. The increase in net interest expense was largely due to funding both the initial AAPT investment and the subsequent purchase of the remaining AAPT minorities, which in combination accounted for approximately NZ$85 million of the increase. Net interest was also impacted by consolidation of AAPT's own interest costs. Funding for growth in the balance sheet as a result of capital expenditure and the purchase of long-term investments accounted for the remainder of the increase in interest expense.

Telecom issued capital notes in the year ended 31 March 1998. These were originally classified as equity instruments, which was in accordance with accounting guidance applicable at that time. In 2001, Telecom has reclassified the capital notes as debt, in accordance with accounting guidance promulgated subsequently. As a result of this reclassification, Telecom has presented interest paid on capital notes as part of interest expense. Previously the interest paid (net of tax) was shown separately in the Statement of Financial Performance.

Taxation (Consolidated)

Income tax expense decreased by NZ$85 million, or 23.1%, in 2001. The effective tax rate for 2001 was 30.0% compared with 31.6% in 2000 and statutory rates of 33% for New Zealand and 34% for Australia. The effective tax rate in 2001 is lower than the statutory tax rate primarily as a result of dividends from Southern Cross which are taxed at a lower rate than the New Zealand statutory tax rate. The effect of this was partly offset by the amortisation of goodwill on consolidation of AAPT which is non-deductible and the abnormal charge for the close-down of the rollout of CDMA in Australia, components of which will not accrue a tax benefit.

Associate Company Losses (Consolidated)

The Telecom group result for 2000 and 2001 includes equity accounted losses of NZ$18 million from Telecom's investment in Southern Cross and AAPT's investment in AOLA. AOLA losses recorded in 2000 and 2001 have reduced the carrying value of AAPT's equity investment in AOLA to nil. Southern Cross losses and dividends received from Southern Cross (see "Dividends From Associates") have reduced the carrying value of Telecom's equity investment in Southern Cross to zero. Upon reduction of the carrying values to zero, equity accounting was suspended in respect of both these associate entities.

Capital Expenditure

----------------------------------------------------------------------------------------------------------------
                                                                    Years Ended 30 June
                                                   2001                    2000                   Change
                                                   NZ$M                    NZ$M                        %
----------------------------------------------------------------------------------------------------------------
New Zealand                                         833                     643                     29.5

Australia                                           692                     232                       NM
                                            ----------------------------------------------

Total Group                                       1,525                     875                     74.3

NM = Not a meaningful comparison
----------------------------------------------------------------------------------------------------------------

Capital expenditure in 2001 amounted to NZ$1,525 million, an increase of NZ$650 million, or 74.3%, compared to 2000. Australian capital expenditure for 2001 is not directly comparable to 2000 as the 2001 amount only includes seven months of AAPT's capital expenditure.

New Zealand

Capital expenditure in New Zealand was NZ$833 million in 2001. Of this amount NZ$265 million related to mobile capital expenditure, including NZ$115 million on the New Zealand CDMA rollout and NZ$38 million for the purchase of spectrum in Government auctions. NZ$190 million related to access and transport expenditure, NZ$165 million was spent on developing Telecom's international network of which NZ$125 million related to purchase of international capacity (including Southern Cross capacity), while NZ$110 million was spent developing IP & data and voice capabilities.

In New Zealand, Telecom currently expects to spend approximately NZ$640 million on capital expenditure in the 12 months to 30 June 2002.

Australia

AAPT's capital expenditure for the year was A$484 million. This included expenditure for the LMDS and CBD fibre networks, payments for the Optus backbone and Southern Cross capacity, as well as expenditure on the rollout of CDMA in Australia prior to the close down of this project.

TCNZA's capital expenditure for the year was A$68 million.

In Australia, Telecom currently expects to spend approximately A$210 million on capital expenditure in the 12 months to 30 June 2002. This includes both AAPT and TCNZA's capital expenditure (although this is partly dependent on TCNZA's success in securing further outsourcing contracts).

Overview of Results 2001:2000

-----------------------------------------------------------------------------------------------------------
                                                              Year Ended                    Variation
                                                               30 June                      2001:2000

(in NZ$ millions, except percentages)              2001         %     2000          %           $        %
-----------------------------------------------------------------------------------------------------------
Operating revenues

Local service                                    1,071       19.0     1,064      24.5        7       0.7
Calling

      National                                   1,181       21.0       932      21.5      249      26.7
      International                                568       10.1       506      11.7       62      12.3
      Other                                         67        1.2        50       1.1       17      34.0
                                                ---------           ---------           --------
                                                 1,816       32.3     1,488      34.3      328      22.0

Interconnection                                     97        1.7        90       2.1        7       7.8
Cellular and other mobile                          865       15.3       717      16.5      148      20.6
Internet                                           169        3.0       102       2.4       67      65.7
Data                                               601       10.6       433      10.0      168      38.8

Other operating revenues

    Directories                                    188        3.3       176       4.1       12       6.8
    Equipment                                       63        1.1        84       1.9      (21)    (25.0)
    Miscellaneous other                            533        9.4       181       4.2      352     194.5
    Dividends from associate                       245        4.3         -       -        245      NM
                                                 1,029       18.1       441      10.2      588     133.3
                                                ---------           ---------           --------
Total operating revenues (before
    abnormal items)                              5,648      100.0     4,335     100.0    1,313      30.3

Operating expenses

    Labour                                         572       10.1       486      11.2       86      17.7
    Cost of sales                                1,852       32.8     1,079      24.9      773      71.6
    Other operating expenses                       909       16.1       728      16.8      181      24.9
                                                ---------           ---------           --------
Total operating expenses (before
    abnormal items)                              3,333       59.0     2,293      52.9    1,040      45.4
                                                ---------           ---------           --------

EBITDA* before abnormal items                    2,315       41.0     2,042      47.1      273      13.4

    Depreciation and amortisation                  722       12.8       627      14.5       95      15.2

                                                ---------           ---------           --------
Surplus from operations (before
    abnormal items)                              1,593       28.2     1,415      32.6      178      12.6

Abnormal items
    Revenues                                       (12)      (0.2)       15       0.3      (27)      NM
    Expenses                                      (256)      (4.5)        -       -       (256)      NM

Net interest expense                              (381)      (6.8)     (265)     (6.0)    (116)     43.8

                                                ---------           ---------           --------
Earnings before income tax                         944       16.7     1,165      26.9     (221)    (19.0)

Income tax expense                                (283)      (5.0)     (368)     (8.5)      85     (23.1)

                                                ---------           ---------           --------
Earnings after income tax                          661       11.7       797      18.4     (136)    (17.1)

Share of losses of associate companies             (18)      (0.3)       (6)     (0.1)     (12)    200.0
after income tax

Minority interests in profits of subsidiaries        -        -          (8)     (0.2)       8      NM

                                                ---------           ---------           --------
Net earnings                                       643       11.4       783      18.1     (140)    (17.8)

-------------------------------------------- -- --------- --------- --------- --------- -------- ----------

Year Ended 30 June 2000 Compared With Year Ended 30 June 1999

Overview of Results

In November 1999, Telecom increased its shareholding in AAPT from 19.7% to approximately 80% (79.9% as at 30 June 2000). Telecom's result for the year ended 30 June 2000 ("2000") reflects the consolidation of AAPT's earnings from 1 December 1999, the amortisation of associated goodwill from 1 December 1999 and the costs of funding the investment in AAPT for the year.

Reported net earnings of NZ$783 million for 2000 decreased by NZ$51 million, or 6.1%, from NZ$834 million for the year ended 30 June 1999 ("1999").

Net earnings for the year represented earnings per share ("EPS") of NZ44.7 cents. EPS decreased by 6.2% for the year compared with 1999.

Excluding the effect of the investment in AAPT, Telecom's net earnings would have been NZ$846 million for the year, an increase of NZ$20 million, or 2.4%, compared with last year's normalised earnings of NZ$826 million (see "Reconciliation of Earnings before and after AAPT").

Effect of AAPT

AAPT's results were consolidated with Telecom's results with effect from 1 December 1999. Accordingly Telecom's consolidated results for the year include AAPT's earnings (adjusted for consolidation items including minority interest and goodwill amortisation) for the seven months to 30 June 2000.

Reconciliation of Earnings before and after AAPT

----------------------------------------------------------------------------------------------------------------
                                                                  Year Ended 30 June

                                                                2000               1999             Change
                                                                NZ$M               NZ$M                  %
----------------------------------------------------------------------------------------------------------------
Reported net earnings                                            783                834               (6.1)

Deduct share of AAPT's earnings#:

   Net earnings before abnormals                                  10                  -
   Abnormals                                                      12                  -
                                                          -------------------------------------
                                                                 761                834
Add back:

   Amortisation of goodwill                                       32                  -

   Funding costs relating to AAPT investment (after tax)          53                  1
                                                          -------------------------------------

Reported net earnings before AAPT                                846                835                1.3

Deduct normalisations *                                            -                 (9)
                                                          -------------------------------------

Normalised net earnings before AAPT                              846                826                2.4


# After minority interest and consolidation items.
* 1999 earnings have been normalised to exclude net abnormals of NZ$1 million (see "Abnormal Items") and release of surplus tax provision (NZ$8 million).

-------------------------------------------------------------------------------

Telecom (Excluding AAPT)

Telecom's net earnings (excluding AAPT) of NZ$846 million for the year ended 30 June 2000 increased by NZ$20 million, or 2.4%, compared with last year's normalised earnings (excluding AAPT) of NZ$826 million.

On a reported basis, earnings (excluding AAPT) increased by NZ$11 million, or 1.3%, for the year.

----------------------------------------------------------------------------------------------------------------
Earnings Overview (excluding AAPT)
                                                                         Year Ended 30 June

                                                            2000                1999              Change
                                                            NZ$M                NZ$M                   %
----------------------------------------------------------------------------------------------------------------
Operating revenues+                                        3,601               3,456                 4.2

Operating expenses+                                        2,182               2,033                 7.3
                                                     ----------------------------------------

Net earnings (reported)                                      846                 835                 1.3

Normalised earnings                                          846                 826                 2.4

EBIT* (before abnormals)                                   1,419               1,423                (0.3)

EBITDA# (before abnormals)                                 1,984               1,981                 0.2

+  Excludes abnormals.
*  Earnings before interest and tax.
#  Earnings before interest, tax, depreciation and amortisation.
--------------------------------------------------------------------------------

Telecom's results before the effect of the investment in AAPT are summarised in the table headed "Overview of Surplus From Operations (Excluding AAPT) 2000:1999". These results exclude the costs of funding the investment in AAPT, and the effects of consolidating AAPT (ie. goodwill amortisation and Telecom's share of AAPT's post-acquisition earnings).

Reclassifications

For 2000 Telecom has reclassified wholesale revenue previously included with interconnection revenue into national, international and data revenues. Volumes and prior period revenue have been restated for this reclassification.

Operating Revenues (Before Abnormals)

----------------------------------------------------------------------------------------------------------------
Variation - Increase                                         NZ$ millions                        %
2000:1999                                                         145                           4.2
----------------------------------------------------------------------------------------------------------------

Total revenue (before abnormals) rose by 4.2% for the year to 30 June 2000 compared with 1999, an improvement on revenue growth in the year to 30 June 1999 of 1.0%.

Local Service

Local service revenues consist of business and residential access, local call charges (predominantly paid by business customers), including Centrex and VPN, and enhanced network services products (Smartphone, messaging and call track).

---------------------------------------------------------------------------------------------------
Variation - Decrease                            NZ$ millions                    %
2000:1999                                            (2)                      (0.2)
---------------------------------------------------------------------------------------------------

Local service revenues decreased by NZ$2 million, or 0.2%, compared with 1999.

------------------------------------------------------------------------------------------------
Local Service


                                                 2000               1999            Change
                                                                                      %
------------------------------------------------------------------------------------------------
Business & residential access
- Revenue (NZ$m)                                  849                858             (1.0)
- Access lines residential (000s)               1,349              1,339              0.7
- Access lines  business (000s)                   330                348             (5.2)
- Centrex lines (000s)                             80                 76              5.3
Local calls *
- Revenue (NZ$m)                                  133                133              -
- Call minutes (m)                              3,348              3,221              3.9
Smartphone, messaging and call track
- Revenue (NZ$m)                                   75                 68             10.3
- Call minder mailboxes (000s)                    271                268              1.1

*Includes business local calls, residential calls under NZ20 cents local calling option and Centrex and VPN local calls.
--------------------------------------------------------------------------------

The decrease in access revenue of NZ$9 million, or 1.0%, was largely due to the first full-year impact of a reduction in line rentals for business customers from January 1999.

Local service revenue and access line growth were affected by the entry of Saturn Communications (now Telstra Saturn Limited) into the local service market, the migration of local access to ISDN services and increased use of cellular phones.

National

National revenue includes calls to a location outside the caller's local calling area, including Centrex and VPN, calls to cellular networks originating within the fixed line network, National 0800 calls and operator services charges.

--------------------------------------------------------------------------------------------
Variation - Increase                               NZ$                           %
                                                millions
2000:1999                                           4                           0.6
--------------------------------------------------------------------------------------------

National revenue increased by NZ$4 million, or 0.6%, for the year, largely due to increases in fixed line to cellular revenues offset by a reduction in national calls revenue as a result of national toll price reductions.

--------------------------------------------------------------------------------
National

                                           2000            1999         Change
                                                                          %
--------------------------------------------------------------------------------
National calls
 - Revenue (NZ$m)                           301             356         (15.4)
 - Call minutes (m)                       2,206           2,089           5.6
 - Average price (cents)                   13.6            17.0         (20.0)

Calls to cellular networks
 Revenue (NZ$m)                             276             218          26.6
 Interconnect cost (NZ$m)                    71              44          61.4
                                  ----------------------------------
 Gross margin (NZ$m)                        205             174          17.8

 - Call minutes (m)                         570             429          32.9
 - Average price (cents)                   48.4            50.8          (4.7)

National 0800
 - Revenue (NZ$m)                           119             110           8.2
 - Call minutes (m)                         679             553          22.8
 - Average price (cents)                   17.5            19.9         (12.1)
--------------------------------------------------------------------------------

National calls revenue decreased by 15.4% largely as a result of an approximately 20.0% decline in the average price per call minute, reflecting various capped specials rate reductions.

The BEST (Business Enjoy Savings on Tolls) pricing option was launched in February 1999 and was open for enrolment until 30 April 1999. This plan provided a ceiling to business market customers on the cost of their tolls until 31 March or 30 April 2000, depending on when they enrolled. The ceiling was 10% lower than the customer's average monthly spend.

In May 1999, new calling plans for residential customers were introduced. These plans offer different combinations of NZ$3 or NZ$5 capping and/or maximum off-peak and peak calling rates.

Fixed line to cellular revenue increased by 26.6%. The average price per minute for fixed line to cellular calls declined by 4.7%, but this was more than offset by a significant increase in call volumes resulting from the strong growth in cellular penetration.

The growth in fixed line to cellular revenue was partly offset by an increase in the cost of interconnecting with other cellular carriers (see "Cost of Sales"). The fixed line to cellular margin increased by 17.8% compared with last year.

International

International revenue includes outgoing international calls made in New Zealand, collect, credit card and "New Zealand Direct" calls to New Zealand, receipts from overseas telecommunications administrations and companies for calls to New Zealand that use Telecom's facilities and calls from international switched traffic transiting Telecom's facilities (referred to as "transit calls").

--------------------------------------------------------------------------------
Variation - Increase                            NZ$ millions                %

2000:1999                                            13                    3.4
--------------------------------------------------------------------------------

International revenue increased by NZ $13 million, or 3.4%, due largely to growth in inward call revenue.

--------------------------------------------------------------------------------
International

                                                2000          1999      Change
                                                                           %
--------------------------------------------------------------------------------
Outward calls
 - Revenue (NZ$m)                                194           209       (7.2)
 - Call minutes (m)                              591           473       24.9
 - Average price (cents)                        32.8          44.2      (25.8)
Inward calls
 - Revenue (NZ$m)                                157           127       23.6
 - Call minutes (m)                              429           341       25.8
 - Average price (cents)                        36.6          37.2       (1.6)
Transit call margin
 - Margin (NZ$m)                                  41            48      (14.6)
 - Call minutes (m)                              549           377       45.6
 - Average margin (cents)                        7.5          12.7      (40.9)

--------------------------------------------------------------------------------

Growth in outward call minutes reflected the volume stimulation from price specials offered to New Zealand customers and significant price reductions over the past year. The annual average per minute charge for outward calls of NZ32.8 cents was 25.8% lower than in 1999, reflecting price reductions and frequent weekend specials.

In February 2000, the price caps on consumer Talk All Day promotions were reduced from NZ$5 to NZ$4 for Australia and from NZ$10 to NZ$8 for the UK, US, Canada and Ireland.

The increase in inward call revenue for the year resulted largely from increase call minutes. The increase in inward call revenue has largely been offset by an increase in the international outpayment included in cost of sales. This outpayment increased by 14.3% for the year.

The net margin received from Telecom's international business, excluding the transit call margin (outward and inward call revenue less the international outpayment), decreased by 3.8%.

The decrease in the transit call margin (revenue net of outpayments) was largely due to lower average margins per call minute. The increased volumes from the transit business are attributable to the utilisation of a variety of outward routing options and to new transit traffic won by Telecom's points of presence ("POPs") in the US, Japan, Australia and the UK.

--------------------------------------------------------------------------------
  International Margin

  NZ$ millions
                                                2000         1999       Change
                                                                           %
--------------------------------------------------------------------------------
  International outwards revenue                 194          209        (7.2)
  International inwards revenue                  157          127        23.6

  International outpayment                     (176)        (154)        14.3
                                        -------------------------
  Net international margin before                175          182        (3.8)
  transits

--------------------------------------------------------------------------------

Interconnect

Interconnect revenue is derived from charges for delivering to and/or accepting from other service providers local, national, international, cellular and 0800 calls. Installation charges and interconnecting links and service delivery point charges are also included.

--------------------------------------------------------------------------------
Variation - Increase                       NZ$ millions             %
2000:1999                                        15               21.1
--------------------------------------------------------------------------------

Interconnection revenue increased by NZ$15 million, or 21.1%, largely due to increased activity with existing carriers.

For 2000 Telecom reclassified wholesale revenue previously included with interconnection revenue into national, international and data revenues. Volumes and prior periods' revenue were restated for the revenue reclassifications.

While interconnect revenue increased by NZ$15 million, interconnect costs, including the cost of interconnecting with other cellular carriers, increased by NZ$48 million, or 85.2% (see "Cost of Sales").

Cellular and Other Mobile Services

Cellular and other mobile services revenue comprises access and airtime charges for calls originating from Telecom's cellular network (including international calls), revenue from paging and mobile radio services, cellular equipment (CPE) and other related services.

--------------------------------------------------------------------------------
Variation - Increase                       NZ$ millions             %
2000:1999                                      44                  8.8
--------------------------------------------------------------------------------

Revenue from cellular and other mobile services grew by NZ$44 million, or 8.8%, compared with 1999. Cellular revenue alone grew by NZ$42 million, or 8.9%.

--------------------------------------------------------------------------------
Cellular and Other Mobile Services

                                                2000         1999       Change
                                                                              %
--------------------------------------------------------------------------------

Cellular and Other Mobile
Total mobile revenue (NZ$m)                     546          502            8.8

Mobile cost of sales (NZ$m)                     151           98           54.1
                                          -----------------------

Mobile gross margin (NZ$m)                      395          404           (2.2)

Cellular
Cellular revenue (NZ$m)                         514          472            8.9
Call minutes (m)                              1,064          799           33.2
Connections
- Total at period end (000s)                    980          677           44.8
- Average during period (000s)                  838          561           49.4
Average revenue per customer per month         49.5         70.1          (29.4)
(excl. CPE) - NZ$
--------------------------------------------------------------------------------

Telecom had 980,000 cellular connections at 30 June 2000 compared with 677,000 at 30 June 1999, an increase of 44.8%.

Prepaid service continued to be popular with consumers, but new pricing plans for postpaid customers, including free minutes and additional services, have also attracted large numbers of customers. The total number of prepaid customers, including third party connections, at 30 June 2000 was 513,000, approximately 52% of total connections.

The mobile gross margin (total mobile revenue less cost of sales) decreased by 2.2%, compared with 1999, largely as a result of an increase in cost of sales. Mobile revenue and the mobile margin, set out in the table above, do not include revenue from fixed line to cellular calls terminating on Telecom's cellular network.

Average revenue per cellular customer decreased by approximately 29% compared with 1999, reflecting the higher proportion of prepaid connections. Revenue per prepaid connection is generally lower than revenue per postpaid connection.

Mobile cost of sales increased by 54.1% for the year, reflecting the significant growth in the number of cellular connections over the past year. Special promotions to attract new connections and encourage existing customers to upgrade their mobile phones contributed to the increase in mobile cost of sales.

Data

Data revenue consists principally of revenue from data transmission services, dedicated leased lines and Internet access.

--------------------------------------------------------------------------------
Variation - Increase                           NZ$ millions                  %
2000:1999                                            75                    21.0
--------------------------------------------------------------------------------

Data revenue increased by NZ$75 million, or 21.0%, for the year. This growth was driven by demand for bandwidth to support business networking and the increased penetration of the Internet.

--------------------------------------------------------------------------------
Data

                                                    2000      1999        Change
                                                                               %
--------------------------------------------------------------------------------
Internet revenue (NZ$m)                             67            43       55.8
Xtra registered customers (000s)                   287           206       39.3
Xtra dial-up hours (m)                              47            17      176.5
Average hours per active customer (per month)       20            11       81.8

ISDN revenue (NZ$m)                                 76            56       35.7
ISDN channels  (000s)                               72            53       35.8

New World revenue* (NZ$m)                          102            68       50.0
Old World revenue* (NZ$m)                          187           191       (2.1)

* Excludes Internet and ISDN revenue
--------------------------------------------------------------------------------

Internet revenue increased by NZ$24 million, or 55.8%, for the year. Telecom's Internet service provider "Xtra" had approximately 287,000 registered customers at 30 June 2000, compared with 206,000 at 30 June 1999, an increase of 39.3%. Of the registered customers, approximately 79% were active during the last month of the year.

ISDN revenue increased by 35.7% for the year. The increase in ISDN revenue partly reflected migration from basic access services. The number of ISDN channels at 30 June 2000 increased by 35.8% from 30 June 1999.

New World revenue (which includes ADSL, LanLink and frame relay) increased by 50% for the year reflecting the migration of customers to higher bandwidth and lower cost platforms. New World revenue comprised approximately 35% of data revenue (excluding Internet and ISDN) in 2000 compared with approximately 26% in 1999.

Directories

Directories revenue was derived largely from local advertising by businesses in both The Telephone Book and YELLOW PAGES(R) directories and various database services.

--------------------------------------------------------------------------------
Variation - Increase                            NZ$ millions              %
2000:1999                                             15                 9.3
--------------------------------------------------------------------------------

Revenue from regional directories increased by approximately 8% for the year as a result of both tariff and volume growth in both The Telephone Book and YELLOW PAGES(R) products. Revenues from specialised and LOCAL DIRECTORIES(TM) increased by approximately 24% largely as a result of volume growth and two new LOCAL DIRECTORIES(TM).

Equipment Revenue

Equipment revenue includes non-cellular equipment sales, installation and CPE rental.

--------------------------------------------------------------------------------
Variation - Decrease                             NZ$ millions             %
2000:1999                                            (25)              (22.9)

Equipment revenue decreased by NZ$25 million, or 22.9%, compared with 1999, largely as a result of a reduction in equipment sales as Telecom continued to reduce its equipment sales business. The impact on earnings of this decrease in revenue was largely offset by a reduction in equipment cost of sales.

Miscellaneous Other Services

Miscellaneous other services revenue was derived principally from software development, telecommunications services provided in the Cook Islands and Samoa and international outside plant projects.

--------------------------------------------------------------------------------
Variation - Increase                            NZ$ millions              %
2000:1999                                            7                  12.3
--------------------------------------------------------------------------------

Operating Expenses (Before Abnormals)

--------------------------------------------------------------------------------
Variation - Increase                            NZ$ millions              %
2000:1999                                           149                  7.3
--------------------------------------------------------------------------------

Operating expenses increased by NZ$149 million, or 7.3%, for the year. The increase was largely due to higher cost of sales and other operating expenses, partly offset by lower labour costs. If cost of sales were excluded, expenses would have increased by 1.9% for the year. The increase in expenses excluding cost of sales reflected increases in the costs of growth areas such as Xtra, esolutions, the international points of presence and the costs of bidding for contracts in Australia.

Labour

--------------------------------------------------------------------------------
 Variation - Decrease              NZ$ millions                        %

 2000:1999                             (61)                          (13.1)
--------------------------------------------------------------------------------

The decrease in labour costs of NZ$61 million, or 13.1%, for the year largely reflected the outsourcing of information services to EDS effective from 1 September 1999, the sale of ConnecTel effective from 1 June 2000 and the full year impact of the outsourcing of operator services to SITEL during the 1999 financial year. The costs of outsourcing are included in "Other Operating Expenses". These reductions were partly offset by salary increases arising from Telecom's annual salary review process.

--------------------------------------------------------------------------------
                                Personnel Numbers
                          June                  June
                          2000                  1999                 Variation
--------------------------------------------------------------------------------

 Operations               4,463                 5,994                  (1,531)
 Other                    1,254                 1,485                    (231)
                       ---------------------------------
                          5,717                 7,479                  (1,762)
--------------------------------------------------------------------------------

The decrease in personnel numbers from 30 June 1999 largely reflected the sale of ConnecTel and the outsourcing of information services to EDS.

Depreciation

--------------------------------------------------------------------------------
 Variation - Increase              NZ$ millions                        %

 2000:1999                              5                             0.9
--------------------------------------------------------------------------------

Depreciation expense increased by NZ$5 million, or 0.9%, in 2000. The year on year increase reflects the impact of the increasing fixed asset base resulting from capital expenditure.

Cost of Sales

Cost of sales are costs directly attributable to revenue earned from international outward calls and leased circuits, equipment sales, cellular services, directories and the costs of interconnection.

--------------------------------------------------------------------------------
 Variation - Increase              NZ$ millions                      %
 2000:1999                         119                               25.9
--------------------------------------------------------------------------------

Cost of sales increased by NZ$119 million, or 25.9%, for the year. This increase was largely due to higher mobile, international, interconnect and directories cost of sales partly offset by lower equipment cost of sales.

Mobile cost of sales increased by NZ$53 million, or 54.1% (see "Cellular and Other Mobile Services"). This reflected the high rate of cellular connection growth which had a negative impact on short-term earnings performance due to the immediate write-off of cellular acquisition costs.

Most Australasian telecommunications companies have adopted the accounting policy of capitalising cellular acquisition costs and subsequently amortising these costs over the life of the underlying contracts. Telecom has considered adopting this policy but has decided against it at this time. Had Telecom adopted this policy effective from 1 July 1999, mobile cost of sales would have been lower by approximately NZ$55 million in 2000.

Interconnect expense increased by NZ$48 million, or 85.2%, reflecting increased volumes including the growth in calls from Telecom's fixed line network to Vodafone's cellular network (see "National").

International cost of sales for outbound calls increased by NZ$22 million, or 14.3%, for the year reflecting growth in outward call volumes (see "International").

Other Operating Expenses

Other operating expenses include occupancy, advertising, computer costs, bad debts, vehicle costs, office expenses, postage and agency, outsourcing costs and certain direct costs, which together represented approximately 80% of other operating expenses before capital recoveries.

--------------------------------------------------------------------------------
Variation - Increase           NZ$ millions                         %
2000:1999                      86                                   15.5
--------------------------------------------------------------------------------

The increase in other operating expenses largely reflected an increase in outsourcing costs. This increase reflected the outsourcing of information services to EDS effective from 1 September 1999, the full year impact of the outsourcing of operator services to SITEL during the 1999 financial year and the sale of ConnecTel.

The increase in other operating expenses also reflects increases in other operating costs of growth areas such as Xtra, esolutions, the international points of presence and the costs of bidding for large corporate contracts in Australia.

Abnormal Items

The following abnormal items reduced the 1999 surplus from operations (including abnormals) by NZ$6 million. After tax, the abnormal items increased 1999 earnings by NZ$1 million.

--------------------------------------------------------------------------------
                                                        2000         1999
                                                        NZ$M         NZ$M
--------------------------------------------------------------------------------

Abnormal revenue
Liquidation of executive share ownership plan           -            16
Cross border finance lease                              -            15
                                                      -------------------
                                                        -            31
Abnormal expenses
Restructuring costs                                     -            15
Onerous contracts provision                             -            22
                                                      -------------------
                                                        -            37

--------------------------------------------------------------------------------

Net Interest Expense

--------------------------------------------------------------------------------
Variation - Decrease                          NZ$ millions           %
--------------------------------------------------------------------------------
2000:1999
Interest expense                              (13)                   (8.7)
Investment income                             (9)                    (20.0)
                                             ------
Net interest expense*                         (4)                    (3.8)
* Excludes the cost of funding the investment in AAPT
--------------------------------------------------------------------------------

The decrease in net interest expense for the year was partly due to lower short-term interest rates. The surplus from operations before abnormal items covered net interest (after investment income but before interest capitalised) and capital note distribution costs 7.4 times, compared with 7.2 times in 1999.

Taxation

--------------------------------------------------------------------------------
Variation - Decrease           NZ$ millions                      %
2000:1999                      (7)                               (1.7)
--------------------------------------------------------------------------------
The effective tax rate for 2000 was 31.3% compared with 31.9% for 1999 and a statutory rate of 33%.


AAPT

AAPT Earnings for the seven months to 30 June 2000

--------------------------------------------------------------------------------
                                            7 months to June 2000 A$M
--------------------------------------------------------------------------------

Operating revenues                          593
Operating costs                             570
EBIT                                         23
EBITDA                                       51
Abnormal items (before tax)                  23
Net earnings including abnormals             32
--------------------------------------------------------------------------------

AAPT's reported net earnings for the seven months to 30 June 2000 were A$32 million. AAPT contributed NZ$10 million of net earnings before abnormals to Telecom's consolidated net earnings for 2000. This contribution was after allowing for minority interests in AAPT's net earnings before abnormals and consolidation adjustments for differences in accounting policies.

Allowing for minority interests and the amounts required to be applied to Telecom's fair value of AAPT's assets at the time of acquisition, AAPT's abnormal items of A$23 million (see "Abnormals") resulted in a NZ$12 million contribution to Telecom's consolidated net earnings for the year.

Abnormals

Over the seven month period AAPT reported abnormal income before tax of A$23 million resulting predominantly from the sale of AAPT's wholly owned subsidiary, AAPT Sat-Tel, partly offset by the impact of changes in accounting policies.

During the seven month period, AAPT changed its accounting policies in areas relating to subscriber acquisition costs and the recognition of future benefits arising from international return traffic, following a review of its accounting policies.

Overview Of Surplus From Operations (Excluding AAPT) 2000:1999

-----------------------------------------------------------------------------------------------------------
                                                          Year Ended                        Variation
                                                            30 June                           00:99

(in NZ$ millions, except percentages)
                                                  2000         %      1999        %        $          %
-----------------------------------------------------------------------------------------------------------
Operating revenues

Local service                                    1,057       29.4     1,059      30.6       (2)     (0.2)
Calling
      National                                     708       19.7       704      20.4        4       0.6
      International                                398       11.1       385      11.1       13       3.4
      Other                                         50        1.4        51       1.5       (1)     (2.0)
                                                ------              -------             ------
                                                 1,156       32.1     1,140      33.0       16       1.4

Interconnection                                     86        2.4        71       2.1       15      21.1
Cellular and other mobile                          546       15.2       502      14.5       44       8.8
Data                                               432       12.0       357      10.3       75      21.0

Other operating revenues
    Directories                                    176        4.9       161       4.7       15       9.3
    Equipment                                       84        2.3       109       3.2      (25)    (22.9)
    Miscellaneous                                   64        1.8        57       1.6        7      12.3
                                                ------              -------             ------
                                                   324        9.0       327       9.5       (3)     (0.9)

                                                ------              -------             ------
Total operating revenues (before
abnormals)                                       3,601      100.0     3,456     100.0      145       4.2

Operating expenses

    Labour                                         406       11.3       467      13.5      (61)    (13.1)
    Depreciation                                   556       15.4       551      15.9        5       0.9
    Cost of sales                                  578       16.1       459      13.3      119      25.9
    Other operating expenses                       642       17.8       556      16.1       86      15.5
                                                ------              -------             ------
Total operating expenses (before
abnormals)                                       2,182       60.6     2,033      58.8      149       7.3
                                                ------              -------             ------
Surplus from operations (before
abnormals)                                       1,419       39.4     1,423      41.2       (4)     (0.3)

Net financing costs                               (101)      (2.8)     (105)     (3.0)       4       3.8
                                                ------              -------             ------
Surplus from operations before tax               1,318       36.6     1,318      38.1        -       -

Income tax expense                                (413)     (11.5)     (420)    (12.1)       7       1.7
                                                ------              -------             ------
Surplus from operations after tax                  905       25.1       898      26.0        7       0.8

Abnormals                                            -          -         1        -        (1)   (100.0)

                                                ------              -------             ------
Surplus  after income tax                          905       25.1       899      26.0        6       0.7

Minority interests in profits of subsidiaries       (3)      (0.1)       (2)        -       (1)    (50.0)
Share of profits/(losses) of associate
company after income tax                            (2)         -        (7)     (0.2)       5      71.4

                                                ------              -------             ------
Net Surplus                                        900       25.0       890      25.8       10       1.1

Distribution of capital note coupons after
income tax                                         (54)      (1.5)      (55)     (1.6)       1       1.8
                                                ------              -------             ------
Net earnings attributable to
shareholders                                       846       23.5       835      24.2       11       1.3

--------------------------------------------------------------------------------

Liquidity and Capital Resources (Consolidated)

Working Capital And Cash Flows

Telecom believes that, in its opinion, its working capital is sufficient for the Group's requirements. The Group has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

--------------------------------------------------------------------------------
Cash Flows                             Years Ended 30 June
                                    2001                2000      Change
                                    NZ$M                NZ$M           %
--------------------------------------------------------------------------------

Net cash flows from:

-  operating activities             1,758              1,468        19.8

-  investing activities            (1,892)            (2,616)       27.7

-  financing activities               129              1,199       (89.2)
                                 ------------------------------

Net cash flow                          (5)                51      (109.8)

--------------------------------------------------------------------------------

Net cash flows from operating activities for 2001 were NZ$1,758 million, an increase of NZ$290 million compared with the same period last year. This increase is largely due to dividends received from Southern Cross. Higher cash receipts from customers were offset by higher payments to suppliers. The increase in both these items was in part due to the current period including 12 months of AAPT's results while the corresponding prior period only included 7 months of AAPT. Cash applied to interest payments increased largely due to funding the purchase of AAPT and other investments. This was partly offset by lower tax payments.

Net cash used in investing activities was NZ$1,892 million, a decrease of NZ$724 million compared to last year. This decrease reflects a net cash inflow from the sale and purchase of short-term investments in 2001 compared to a net cash outflow in 2000 and a lesser outflow to acquire shares in AAPT, partially offset by higher capital expenditure.

Net cash from financing activities amounted to NZ$129 million, a decrease of NZ$1,070 million compared to 2000. The decrease is largely due to a decrease in net proceeds from short-term and long-term debt, partly offset by capital contributed pursuant to the equity placement (see "Equity Placement" below) and lower dividend payments. There were higher debt proceeds in 2000 to fund the AAPT acquisition, while dividends and repayments of advances received from Southern Cross in 2001 were applied to debt repayment.

Cash and Short-Term Investments

Telecom had cash and short-term investments of NZ$209 million at 30 June 2001, compared with NZ$698 million at 30 June 2000.

Telecom has available unutilised US dollar denominated committed facilities of US$400 million and NZ dollar denominated facilities of NZ$1 billion, as well as other substantial uncommitted borrowing capacity.

Debt

Total interest-bearing long-term and short-term liabilities amounted to NZ$5,481 million at 30 June 2001 compared with NZ$5,266 million at 30 June 2000.

As discussed in the section entitled "Net Interest Expense", in 2001 Telecom reclassified its capital notes from equity to debt in order to comply with accounting guidance promulgated subsequent to the issue of the capital notes. All debt balances in this section for both 2000 and 2001 include the capital notes. The carrying value of capital notes, net of unamortised discount, was NZ$944 million at 30 June 2001 (NZ$943 million at 30 June 2000).

Net debt amounted to NZ$5,251 million at 30 June 2001, compared with NZ$4,534 million at 30 June 2000. The net debt to net debt plus equity ratio was 72.4% at 30 June 2001, compared with 78.8% at 30 June 2000. Net debt is deemed to consist of total long and short-term debt, net of cash and short-term investments and a term deposit of NZ$21 million at 30 June 2001 (NZ$34 million at 30 June 2000). Equity includes shareholders' funds and minority interests.

The estimated fair value of Telecom's long-term debt at 30 June 2001 was NZ$4,025 million compared with its carrying amount of NZ$3,921 million (stated inclusive of the effect of hedging transactions). The estimated fair value of long-term debt at 30 June 2000 was NZ$4,129 million, compared with its carrying amount of NZ$3,992 million (stated inclusive of the effect of hedging transactions). The fair values are based on Telecom's fixed rates of interest on debt in comparison to the prevailing market rates in effect at 30 June 2001 and 30 June 2000 for instruments of a similar maturity.

Convertible Notes

In May 2001, Telecom New Zealand Finance Limited, a Telecom financing subsidiary, issued NZ dollar denominated convertible notes to Microsoft Corporation for an aggregate principal amount of $300 million. The notes were issued for a term of seven years and pay a fixed coupon of 5.4%. The notes mature in 2008, at which point the holder can elect to either have the notes redeemed in cash or converted into ordinary shares in Telecom at a conversion rate of $8.275 per share. These notes are subordinated to other indebtedness of Telecom and rank equally with capital notes.

The proceeds of the convertible notes issue were utilised to repay existing debt.

Equity Placement

In May 2001 Telecom undertook an equity placement in order to pay down existing debt, strengthen Telecom's balance sheet and enhance future financial flexibility. Ninety-one million shares were issued at NZ$5.50 per share to shareholders in New Zealand, Australia and a range of other jurisdictions, raising a net amount of NZ$495 million.

New Australian Debt Programme

In August 2001 Telecom announced that it had mandated CBA to arrange an A$1.5 billion short and medium term debt programme in Australia. Under this programme, TCNZ Finance Limited (the Telecom Group's main financing subsidiary) will issue short and medium term notes through an Australian branch. Initially, this funding will replace existing debt issued by the AAPT group. The programme is being put in place to provide a single borrowing vehicle for the Telecom Group in the Australian capital markets.

Economic Trends

Telecom's operations are significantly affected by the state of the New Zealand and Australian economies.

In New Zealand, gross domestic product ("GDP") grew in real terms by 2.3% for the year ended June 2001. The consensus of current forecasts, as published in September 2001 by New Zealand Institute of Economic Research, indicated rates of GDP growth of 2.3% for the year to March 2002 and of 2.6% for the year to March 2003.

Some of the contributors to the September consensus forecast survey finalised their forecasts prior to the 11 September 2001 terrorist attacks in the United States. Consequently, the latest survey does not fully incorporate the implications of these events on the New Zealand economy.

The consumers price index rose 2.4% for the year ended September 2001, with the consensus of current forecasts indicating a rate of 2.6% over the year to March 2002. The official unemployment rate was 5.2% in June 2001 and the consensus forecast indicates a rate of 5.3% in March 2002. The population of New Zealand is approximately 3.8 million.

In Australia, annual economic growth was 1.8% in the year ended June 2001. The Australian consumers price index rose 2.5% over the year ended September 2001. ANZ Bank has forecast economic growth will rise to 2.7% for the year to June 2002, with annual consumer price inflation of 2.0% over the same year. The official unemployment rate was 6.9% in June 2001 with the ANZ Bank predicting a rate of 7.2% in June 2002. The population of Australia is 19.0 million.

Other Matters

Close Down of CDMA Rollout in Australia

In December 2000 Telecom announced that AAPT and Lucent had agreed to a comprehensive review of the rollout of an A$500 million CDMA mobile network in Australia. On 3 May 2001, Telecom announced that AAPT and Lucent had agreed to close down the rollout of the Australian CDMA mobile network and to work co-operatively together to resolve outstanding issues, while preserving their respective legal positions in the meantime.

As part of the activities to close down the project, AAPT has sought to identify all amounts actually spent or contractually committed in connection with the project. Costs incurred in connection with the project included costs of fixed assets acquired, payments to Lucent and other suppliers, costs associated with site acquisition, costs of labour and consultants employed on the project and other miscellaneous costs. Committed costs consist primarily of lease commitments, further payments to suppliers and other project expenditure. An assessment has been carried out to determine the realisable value of assets acquired, either through sale or redeployment, as well as the extent to which committed costs can be mitigated.

As discussed in the section entitled "Abnormal Items", Telecom has included in abnormal expenses a charge representing the estimated costs of closing down the project.

AAPT has also resolved with Lucent all outstanding issues between them relating to the project and its closedown.

Hutchison 3G Alliance

In May 2001, Hutchison Whampoa Limited, Hutchison Telecommunications (Australia) Limited and Telecom announced the formation of a major strategic alliance. This alliance aims to take a significant share of the Australian mobile market through an early launch of "3rd Generation" ("3G") wireless communications, as well as reinforcing Telecom's mobile market leadership in New Zealand.

The alliance will result in the formation of new operating companies in Australia and New Zealand focussed on 3G products and services. The alliance will have access to the global resources of the Hutchison 3G group for content, applications, technology, management expertise and branding.

In Australia, a new dedicated 3G company called Hutchison 3G Australia has been formed. Telecom has acquired a 19.9% stake in this company for A$250 million. A$750 million of additional equity funding has been committed to enable this company to roll out its 3G network, Telecom's share of this committed funding being A$150 million. Funding in excess of this amount will be sourced from debt and/or capital markets, or to a certain extent from Hutchison Whampoa.

In New Zealand, a new dedicated company called Telecom 3G will be formed. Hutchison Whampoa has entered into an option to acquire 19.9% of this company for NZ$250 million, exercisable 12 to 24 months after commercial launch of 3G services in New Zealand. Telecom 3G will operate under Hutchison's global 3G brand and will have access to the content, products and technologies developed and offered globally by Hutchison's 3G businesses.

Extension of New Zealand Relationship with Microsoft

In May 2001, Telecom and Microsoft announced that they had extended their relationship in New Zealand with an agreement to unite the Xtra and MSN Internet portals in New Zealand. As part of the extended relationship, Microsoft also subscribed for NZ$300 million of convertible notes issued by Telecom (see "Liquidity and Capital Resources - Convertible Notes").

The combined portal, branded XtraMSN, was launched in late June 2001. The operation, development and marketing of the new consumer portal is managed by Xtra. The portal combines the New Zealand specific content provided by Xtra with the global MSN services offered by Microsoft.

Southern Cross

Southern Cross was established in October 1998 to build, own, operate and maintain a trans-Pacific fibre optic cable network (called the Southern Cross Cable Network) as well as market capacity on the cable. Telecom, Cable & Wireless Optus and MCI WorldCom are the shareholders in Southern Cross. Telecom holds a 50% equity interest.

Southern Cross achieved cable ready-for-service in November 2000 and from 28 February 2001 has provided full restoration capacity between New Zealand, Australia and the United States.

To date, the company's data gathering meetings have generated total capacity sales of around US$1.6 billion. The network was originally designed to provide 120 Gigabits per second (Gbps) of capacity. Southern Cross has recently announced that the network will be upgraded to provide 240Gbps by early 2003.

In March 2001 Southern Cross successfully closed a US$950 million non-recourse senior secured credit facility. The funding has been applied to repay, in full, interim funding provided by shareholders and to refinance a US$640 million bridging facility which expired on 31 March 2001.

See also "-Dividends From Associates".

Acquisition of AAPT Minorities

During the quarter ended 31 December 2000, Telecom's wholly owned subsidiary TCNZ Australia Investments Pty Limited acquired the remaining shares in AAPT that it did not already own. 100% consolidation of AAPT's results was effective from 1 December 2000.

New Financial Reporting Structure

In line with the changes in management structures arising out of the AAPT integration and the ongoing strategic review of the Group's business, Telecom has implemented a new financial reporting structure effective from 1 July 2001. This structure will drive the way Telecom reports its financial results both internally and externally.

Four reporting segments exist under the new structure. The "New Zealand Wireline" segment includes the New Zealand wireline telecommunications business, as well as esolutions. The "Wireless" segment includes both New Zealand and Australian cellular and other mobile operations. The "Information Services" segment encompasses Telecom's Internet and directories businesses, including Xtra, Connect and Telecom Directories Limited. The "International" segment comprises Telecom's international telecommunications business as well as AAPT's data and voice business and TCNZA.

From 30 September 2001, Telecom's published quarterly management commentaries will provide a discussion of operating results by reporting segment.

Investment in Sky

In February 2001 Telecom purchased a 12% shareholding in Sky Network Television Limited ("Sky"). This shareholding will support the ongoing development of business relationships between Sky and Telecom. The investment supports Telecom's transformation into an online and communications group and follows a 10% investment in Independent Newspapers Limited made by Telecom in the year ended 30 June 2000.

US GAAP Reconciliation

The consolidated financial statements are prepared in accordance with NZ generally accepted accounting practice ("GAAP"), which differs in certain significant respects from US GAAP. These differences, and the effect of the adjustments necessary to restate net earnings and shareholders' funds, are detailed in Note 31 to the consolidated financial statements.

As a result of these differences, Telecom's US GAAP net earnings were lower than its NZ GAAP net earnings by NZ$162 million (25.2%) for the year ended 30 June 2001, lower by NZ$50 million (6.4%) for the year ended 30 June 2000, higher by NZ$9 million (4.5%) for the transition period ended 30 June 1999 and lower by NZ$54 million (6.6%) for the year ended 31 March 1999.

US GAAP earnings for the year ended 30 June 2001 were lower than NZ GAAP earnings principally due to NZ$147 million of dividend income from Southern Cross which was included in earnings for NZ GAAP but was applied against advances to associates for US GAAP purposes and $NZ22 million of equity accounted losses where equity accounting has been suspended for NZ GAAP. For the year ended 30 June 2000 US GAAP earnings were lower due principally due to the recognition of NZ$23 million of equity accounted losses from associates, where equity accounting had been suspended for NZ GAAP purposes, and the recognition of Year 2000 costs of NZ$17 million and onerous contract costs of NZ$14 million that had been recognised in previous years for NZ GAAP purposes. The transition period ended 30 June 1999 US GAAP earnings were higher due principally to the add back for US GAAP purposes of the provision for onerous contracts of NZ$22 million. 1999 US GAAP earnings were lower due principally to the recognition of Year 2000 costs of NZ$48 million.

Total shareholders funds' at the end of the year to 30 June 2001 were lower under US GAAP by NZ$274 million (13.7%) due to the accumulated effect of dividends and losses from associates referred to above and unrealised derivative losses on cash flow hedges of NZ$59 million resulting from the application of SFAS 133.

Total shareholders' funds at the end of the year to 30 June 2000 were greater under US GAAP by NZ$191 million (16.9%). Total shareholders' funds at the end of the transition period ended 30 June 1999 were greater under US GAAP by NZ$249 million (22.9%). Total shareholders' funds at the end of the year to 31 March 1999 were greater under US GAAP by approximately NZ$240 million (22.1%). These differences are due to the accumulated effects of the losses from associates and Year 2000 and onerous contract costs referred to above and the fact that, prior to a change in accounting policy in the year ended 30 June 2001, under NZ GAAP, dividends declared in respect of, but after, a fiscal year were deducted in computing retained earnings for such year, whereas they are not so deducted under US GAAP.

New Accounting Standards

The future impact of recent US accounting standards issued by the Financial Accounting Standards Board ("FASB") applicable to Telecom's financial statements is discussed below.

Recent Accounting Pronouncements

FASB Accounting Standard - Goodwill and Other Intangible Assets

In July 2001, the FASB issued Statement of Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets". SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets.

Under the requirements of SFAS 142, goodwill and intangible assets that have indefinite useful lives will not be amortised, but instead will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortised over their useful lives, but no maximum useful life is mandated.

The non-amortisation approach to accounting for goodwill is not in accordance with NZ Statement of Standard Accounting Practice (SSAP) 8 "Accounting for Business Combinations", which requires goodwill to be amortised over a period not exceeding 20 years. Accordingly, Telecom will continue to amortise goodwill in its New Zealand GAAP financial statements.

The application of SFAS 142 will however have a material impact on the calculation of Telecom's net earnings and shareholders funds in accordance with US GAAP. Application of SFAS 142 in the year ended 30 June 2001 would have resulted in a reduction of amortisation expense and hence an increase in net earnings and shareholders funds under US GAAP of NZ$101 million. It is too early to say what, if any, impact the approach to impairment testing mandated by SFAS 142 will have on Telecom's financial statements.

SFAS 142 is applicable for financial years beginning on or after 15 December 2001. Early adoption is permitted. Goodwill and intangible assets acquired after 30 June 2001 will be immediately subject to the provisions of SFAS 142.

               Item 6. Directors, Senior Management and Employees

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

The current standing Committees of the Board are the Audit Committee and the Human Resources and Compensation Committee. Both Committees consist entirely of Non-Executive Directors. All Directors are entitled to attend Committee meetings. See "Directors" for the current membership of these committees.

The Audit Committee oversees the company's financial reporting, internal and external auditing and internal controls. It is responsible for recommending to the Board the external auditor and reviewing the external auditor's fees, terms of engagement and independence. It considers major accounting policy changes and other matters as directed by the Board from time to time.

The Human Resources/Compensation Committee is responsible for overseeing human resources policies of the Telecom group. It establishes the policy framework for the compensation arrangements for the Chief Executive Officer and her direct reports. It recommends to the full Board the compensation of Directors. The Committee is also responsible for reviewing and making recommendations to the full Board with respect to incentive compensation plans, pension plans, savings plans, stock option plans, employee share ownership plans, and the policy framework for other employee benefits.

The Directors have no fixed term of office but are subject to the retirement provisions of the Constitution summarised above. Telecom's Constitution allows payments to directors by way of a lump sum or pension. See Item 10 "Remuneration".

As of 14 December 2001, the Directors of the Company (including the Chief Executive) were as follows:

Dr Roderick S Deane - Chairman
Roderick Deane became Chairman of Telecom in October 1999, after seven years as Chief Executive and Managing Director. Dr Deane is a member of the Audit Committee and the Human Resources/Compensation Committee.

Dr Deane also chairs Te Papa Tongarewa (The Museum of New Zealand), the ANZ Banking Group (New Zealand) Limited and Fletcher Building Limited. He is a Director of ANZ Banking Group Limited (Melbourne), TransAlta Corporation (Canada), and Woolworths Limited (Australia). He is on the boards of the Centre for Independent Studies in Sydney and the Institute of Policy Studies at Victoria University in Wellington where he is also part-time Professor of Economics and Management. Jointly, along with his wife Gillian, Dr Deane is Patron of IHC New Zealand Inc and is a member of the IHC Board of Governance. He is Chairman of the City Gallery Wellington Foundation and has an active interest in promoting the arts and music. He was named Chief Executive of the Decade in 1999 in the Top 200 New Zealand Corporate Awards.

Ms Theresa Gattung - Chief Executive
Theresa Gattung became Chief Executive and joined the board in October 1999. She had previously been Group General Manager Services and before that General Manager, Marketing. Before joining Telecom in 1994, Ms Gattung was Chief Manager, Marketing for Bank of New Zealand, and previously held executive positions with National Mutual and TVNZ. Ms Gattung is also a director of Independent Newspapers Limited.

She graduated with a Bachelor of Laws (LLB) from Victoria University in 1987 and a Bachelor of Management Studies (Honours, with majors in Economics and Marketing) from the University of Waikato in 1983. Her entire career has been in "new economy" companies - telecommunications, media, information technology, banking and finance.

Mr Paul Baines - Director
Paul Baines has been a Telecom Director since May 1998. He is Chairman of the Audit Committee.

Mr Baines is Chairman of Tower Managed Funds Limited and a Director of Comalco New Zealand Limited, Fletcher Building Limited, Gough, Gough and Hamer Limited, Greenstone Fund Limited, Reserve Bank of New Zealand and Wrightson Limited. Mr Baines has been Chief Executive Officer of CS First Boston New Zealand and before that held a number of senior positions at sharebroking and investment banking firm Jarden & Co. He has degrees in accountancy, economics and public policy.

Mr John C King - Director
John King, LLB, has been a Telecom Director since September 1990. He is a member of the Human Resources/Compensation Committee.

Mr King is Senior Partner with law firm Russell McVeagh, Chairman of the Takeovers Panel, a Director of WestpacTrust Investments Limited and the New Zealand Guardian Trust Company Limited. He is also a member of the Boards of the Employers and Manufacturers Association (Northern) Inc and of the Spirit of Adventure Trust, and a member of the Council for the Auckland College of Education.

Roderick H McGeoch - Director
Roderick McGeoch was appointed to the Board in April 2001.

Mr McGeoch is a solicitor and company director, plays a leading role in business, the legal profession and sports administration, as well as providing direction and support to a range of community and welfare organisations.

He is Chairman of the Board of Corrs Chambers Westgarth, one of Australia's largest law firms, Chairman of the Boards of TCNZ Australia Pty Ltd, Australian Growth Properties Limited, Sporting Frontiers Pty. Limited and Sporting Frontiers Limited. He is Deputy Chairman of Australian Pacific Airports Corporation Limited and a Director of Ramsay Health Care Limited. Mr McGeoch led Sydney's bid to host the 2000 Olympic Games as Chief Executive of Sydney Olympics 2000 Bid Limited and served on the Board of the Organising Committee for the Sydney Olympic Games.

Ms Patricia L Reddy - Director
Patsy Reddy has been a Telecom Director since December 1997. She is also Chairperson of the Human Resources/Compensation Committee.

Ms Reddy is an Executive Director of Active Equities Limited, a Non-Executive Director of Sky City Limited, Chairman of Infinity Group Limited, an Alternate Director of Richmond Limited and a Trustee of the Sky City Community Trust. From 1987 to 1998 Ms Reddy was a Senior Executive at Brierley Investments Limited, before which she was a partner in law firm Rudd Watts & Stone. She has also been a lecturer in the Law Faculty at Victoria University of Wellington.

Mr Michael Tyler - Director
Michael Tyler joined the Telecom Board in June 1999. He is a member of the Audit Committee.

Mr Tyler is Managing Director and Senior Partner of London-based professional services firm Tyler & Company, which provides advisory and analytical services in the telecommunications, media and electronic commerce fields. Before founding Tyler & Company, Mr Tyler was a Senior Partner and Director at Putnam, Hayes & Bartlett Inc., where he headed the telecommunications consulting business, and before that, he led the telecommunications practice as a Partner and Vice-President at Booz, Allen & Hamilton Inc. Mr Tyler started his telecommunications career at British Telecom in 1972 and has worked in the advisory, research, educational and venture investments fields since 1976. Mr Tyler is also a Director of Swedish software, systems integrator and operations support company ConNova AB.

Executive Officers

None of the Executive Officers have fixed term contracts.

As at 14 December 2001, the Executive Officers of Telecom (except the Chief Executive) were as follows:

Ms Jane Austin - General Manager Corporate Communications
Jane Austin joined Telecom in 1989 as Communications Manager, Telecom Wellington Limited. She was appointed to her present position in December 1999.

Corporate Communications Group develops frameworks to sustain and increase the value of Telecom's brand. The group also directly supports the brand through communications with shareholders, staff, media and communities. Her roles in Telecom have spanned communications, service and sales, and, prior to taking up her current role in December 1999, she managed branding strategy in the Services team. This followed a period heading up Business Service and Indirect Channels. Prior to joining Telecom Ms Austin worked in management positions in British Telecom.

Mr David Bedford - Chief Operating Officer, AAPT
David Bedford joined Telecom in January 1993 as General Manager Human Resources. He was subsequently appointed Group General Manager Enterprises and then Group General Manager Network in July 1998. He was appointed to his present position in December 2000.

Mr Bedford is responsible for the overall operational and strategic direction of the Australian subsidiary, which is the Group's Australian Data and Voice business. He is also a director of AAPT.

Mr Bedford. has worked in a variety of human resources roles at Electricity Corporation of New Zealand, Bechtel Corporation, Weddell Group and Downer & Company Ltd. He has a Bachelor of Arts (Political Science & History) from Victoria University of Wellington.

Mr Marko Bogoievski - Chief Financial Officer
Marko Bogoievski joined Telecom in his present position in May 2000. Mr Bogoievski is responsible for finance and strategy. Mr Bogoievski is a director of Telecom New Zealand Limited plus various other Telecom subsidiaries. He is also a director of SKY Network Television Limited.

Prior to joining Telecom, Mr Bogoievski held a number of senior financial, operational and sales roles in New Zealand and the United States with various organisations including Price Waterhouse, Lion Nathan, and Ansett. Mr Bogoievski graduated from Victoria University with a BCA majoring in economics and accounting. He also has a MBA from the Harvard Graduate School of Business.

Ms Karyn Devonshire - Group General Manager TCNZ Corporate Australia
Karyn Devonshire joined Telecom in December 1997 as General Manager Information Services. She was appointed to her present position in May 2000. Ms Devonshire is a director of AAPT and TCNZA. TCNZ Australia's role is to develop Telecom New Zealand's presence in the Australian corporate market, including the contract with the CBA Group.

Ms Devonshire has worked in many parts of the world, in Sales & Marketing, Strategy and IT roles.

Ms Jane Freeman - General Manager esolutions
Jane Freeman joined Telecom in her present position in December 1999. An alliance between Telecom, EDS and Microsoft, esolutions provides a full range of ecommerce building blocks that provide the infrastructure, applications and management tools to create ecommerce solutions.

Ms Freeman has a strong ecommerce background, having launched Bank Direct, the first totally phone and Internet bank in New Zealand. Previously she was Chief Manager Marketing at the ASB and General Manager Residential Markets at Clear Communications.

Mr Mohan Jesudason - General Manager Telecom Mobile Limited
Mohan Jesudason joined Telecom in September 1996 as General Manager, Business. He was appointed General Manager Mobile in December 1999. Mr Jesudason leads the trans-tasman mobile business which brings together Telecom and AAPT's mobile business.

Prior to coming to Telecom, Mr Jesudason spent 16 years with AXA in Melbourne and New Zealand where he held a variety of senior positions in marketing, distribution and general management.

Mr Graham Mitchell - General Manager Internet & Directory Services Group
Graham Mitchell rejoined Telecom in April 1999 from Brierley Investments Limited where he was New Zealand Investments Manager. He had previously worked for Telecom for some years in senior management positions principally in the corporate finance area and new business area.

Mr Mitchell is responsible for the Group's Trans-Tasman Internet and directory services including in New Zealand Xtra Consumer, Xtra Business, XtraMSN, Yellow and White Pages and in Australia, Connect. Mr Mitchell was appointed as General Manager Internet & Directory Services Group in December 2000. Mr Mitchell is a director of Telecom Directories Limited, Xtra Limited, Connect Pty Limited, AAPT Limited and AOL Australia Pty Limited.

Mr Mitchell has previously held senior management positions with Electricity Corporation of New Zealand. He has a Bachelor of Commerce and Administration from Victoria University of Wellington.

Mr Simon Moutter - Group General Manager, Network
Simon Moutter joined Telecom in September 1999 as General Manager, Network Delivery. He was appointed to his present position in November 2000. Mr Moutter is a director of Telecom New Zealand Limited.

Mr Moutter's Network Group manages the investment in and operation of Telecom's fixed line network infrastructure in New Zealand as well as managing the network international business, which trades in telecommunications traffic worldwide.

Before joining Telecom Mr Moutter worked for 13 years in various senior management positions in the electricity industry, including CEO of Powerco Ltd, and Station Manager at the New Plymouth Power Station. He also ran his own engineering consultancy.

Mr Mark Ratcliffe - Chief Information Officer
Mark Ratcliffe joined Telecom in May 1991 as Credit Manager. He was appointed to his present position in November 2000. Mr Ratcliffe is the Chief Information Officer for the Telecom group of companies in New Zealand and Australia. He is responsible for Telecom's corporate information technology and systems, which includes management of the outsourcing alliance with EDS. He is also responsible for Telecom's business process transformation and Telecom's broader business and commercial relationships with EDS.

Mr Ratcliffe has worked in a variety of senior roles over his twelve-year career at Telecom. These include General Manager of Telecom's Data & Voice product development and marketing group, and General Manager of Product and Service Development.

Prior to coming to Telecom, Mr Ratcliffe worked in senior accounting, IT, project management and consulting roles in England and New Zealand. Mr Ratcliffe has a BA (accountancy and commerce) from Huddersfield, England.

Mr Kevin Stratful - Chief Operating Officer, New Zealand Sales and Service Kevin Stratful joined Telecom in his present position in January 2000. Mr Stratful's Sales & Service group is responsible for meeting the telecommunications needs of Telecom's consumer, business and corporate customers. It markets Telecom's services to customers, bills them for services and manages the relationships.

Prior to joining Telecom, Mr Stratful was Managing Director of Freightways and prior to this, Managing Director of Lion Nathan New Zealand. New Zealand. He has over 25 years' experience in sales and marketing across a range of industries.

Mr Mark Verbiest - General Counsel
Mark Verbiest joined Telecom in his present position in November 2000. Mr Verbiest is responsible for legal, risk management, government relations and regulatory affairs within Telecom. Mr Verbiest is a director of Telecom New Zealand Limited, TCNZA plus various other Telecom subsidiaries. He is also one of Telecom's representative directors on the Boards of EDS New Zealand Limited and Southern Cross Cables Limited.

Prior to joining, Telecom Mr Verbiest was a partner in a major New Zealand law firm for 15 years specialising in securities law, mergers and acquisitions and general commercial and corporate law.

Compensation

The aggregate amount of compensation payable by Telecom in respect of the Directors and Executive Officers as a group during fiscal 2001 was NZ$8,567,458. Nothing was set-aside during fiscal 2001 to provide pension, retirement and similar benefits for the Directors and Executive Officers.

During the year to 30 June 2001, the total remuneration and value of other benefits, as disclosed in the Company's Annual report to Shareholders, paid to individual Directors of the Company was as follows:

         -------------------------------------------------------------
           Name                                  Total remuneration
           Roderick Deane                           $  384,000
           Peter Shirtcliffe                        $  100,000
           Theresa Gattung /1/                      $1,647,712
           John King                                $  100,000
           Patsy Reddy                              $  110,000
           Paul Baines                              $  120,000
           Michael Tyler                            $  100,000
           Rod McGeoch                              $   30,479
         --------------------------------------------------------------


/1/ Ms Gattung does not receive Director's fees. The Chief Executive's total remuneration includes a significant performance based component which is comprised largely of share options valued using the internationally standard Black Scholes methodology. For the year to 30 June 2001 the total remuneration of $1,647,712 included share options allocated during the year with a value of $465,457.

     Directors also receive telephone concessions which can include free telephone line rental, mobile phone, national and international phone calls and online services.

Bonus Plans

A portion of the compensation paid was by way of a bonus arrangement known as the EVA (Economic Value Added) bonus plan. The bonus plan has been structured to provide cash bonuses based on the improvement in the EVA of the company. EVA improvement is measured for the TCNZ Group and appropriate business groups.

The bonus plan adjusts a managers target bonus by a multiplier that compares actual and target EVA performance. The general principle is that the bonus multiple is set at 1.0 for target performance and variations in actual performance, either above or below the target performance, results in a multiple of more or less than 1.0.

In addition a small number of senior managers have an additional bonus entitlement based upon the financial performance of their respective business groups.

     Options

     The Company has in place an option scheme now called the Telecom Share Option Scheme. See Note 18 "Telecom Share Options", for a description of this plan, which is incorporated herein by reference. In September 2001, the Company modified the scheme for all future allocations of options. The price payable on the exercise of options granted under the revised scheme will be equal to the average end of day price of Telecom shares on the New Zealand Stock Exchange for the days on which the Exchange is open for trading in the month immediately preceding the date on which options are granted (subject to possible adjustment).

     Also in September 2001 Telecom introduced the Telecom Australian Executive Option Scheme, on terms similar to the Telecom Share Option Scheme. A participant in this scheme is not required to pay any monetary amount for shares, on the exercise of options. However, the shares form part of participants' "at risk" remuneration.

     In addition, the Company has implemented the Telecom Restricted Share Scheme for selected employees. The Group lends an employee the amount needed to acquire shares under the scheme (allocated for their market value), and the shares are held on the employee's behalf by a nominee. After a prescribed period, a participant applies his or her entitlement to a cash bonus from the Group to the repayment of the loan, and the shares are transferred to the participant. These arrangements may be modified if specified events occur (including cessation of employment). Loans totalling $503,250 have been made to the Executive Officers as a group under this plan.

     As at 14 December 2001 details relating to the holdings of Options in the Company by Directors and Executive Officers were as set out in the table following:

     ------------------------------------------------------------------------------------------------------
     Name                               Number            Exercise Price            Expiry Date Range
                                                              Range
                                                               NZ$
     Directors

     Roderick Deane                       978,958            7.85-9.17            18 Dec 2004 - 11 Feb 2005
     Theresa Gattung                    1,570,800            4.70-8.54            01 Apr 2002 - 28 Sep 2007

     Executive Officers

     Jane Austin                           68,699            4.70-6.77            01 Sep 2006 - 28 Sep 2007
     David Bedford                        854,729             Nil-8.54            18 Aug 2002 - 28 Sep 2007
     Marko Bogoievski                     500,270            4.70-6.77            01 Sep 2006 - 28 Sep 2007
     Karyn Devonshire                     710,606             Nil-8.54            01 Dec 2002 - 28 Sep 2007
     Jane Freeman                         299,286            4.70-8.80            20 Dec 2005 - 28 Sep 2007
     Mohan Jesudason                      563,778            4.70-8.54            01 Jun 2003 - 28 Sep 2007
     Graham Mitchell                      561,297             Nil-8.12            01 Dec 2002 - 28 Sep 2007
     Simon Moutter                        394,320            4.70-8.54            13 Sep 2005 - 28 Sep 2007
     Mark Ratcliffe                       329,455            4.70-8.54            01 Jun 2004 - 28 Sep 2007
     Kevin Stratful                       291,636            4.70-8.39            16 Feb 2006 - 28 Sep 2007
     Mark Verbiest                        126,204            4.70-5.78            15 Nov 2006 - 28 Sep 2007
     ------------------------------------------------------------------------------------------------------

     Share Ownership

     As at 14 December 2001 Directors and Officers as a group beneficially owned 501,001 Shares in the Company representing approximately 0.03% of the Shares outstanding. This includes 188,080 shares in respect of which Mr King disclaims beneficial ownership. As at the same date each of the Executive Officers beneficially owned less than one percent of the Shares and Directors beneficially owned Shares in the company as follows:

                     --------------------------------------------------------
                     Name                   No. of shares Beneficially owned

                     R Deane                                 50,000
                     P Baines                                10,000
                     J King/1/                              248,080
                     P Reddy                                 12,736
                     T Gattung                                    0
                     M Tyler/2/                              30,000
                     R McGeoch                               10,000
                     --------------------------------------------------------

     /1/ Mr King disclaims beneficial ownership of all but 60,000 of the Shares /2/ Held in the form of 3750 American Depository Shares

     Employees

     The table below sets out a breakdown of the number of employees at the dates indicated:

     -----------------------------------------------------------------------
                                                     Years Ended 30 June
                                                 2001       2000       1999
     -----------------------------------------------------------------------

     Sales & Service                            2,444      2,589      3,410
     Mobile                                       459        477/1/     n/a
     Network                                    1,363      1,682/2/   1,328
     ConnecTel                                      -          -/3/   1,411
     Directories                                  485        453        420
     Internet Services                            172        150        175
     Corporate                                    284        300/4/     618
     Other                                         35         66        117
                                               ------     ------     ------
     Total New Zealand *                        5,242      5,717      7,479

     AAPT                                       1,965      1,507/5/       -
     TCNZA                                         90/6/       -          -
                                               ------     ------     ------
     Total Australia                            2,055      1,507          -
                                               ------     ------     ------

              Total Group                       7,297      7,224      7,479
              -----------
     ----------------------------------------------------------------------

     * Includes employees of Telecom New Zealand International located off-shore.

     Notes on significant movements:

     /1/ In 1999, the mobile division was part of Sales & Service.

     /2/ Network staff figures for 2000 include Data & Voice provisioning staff previously included in Sales & Service.

     /3/ ConnecTel was sold by the Telecom Group on 1 June 2000.

     /4/ The 1999 Corporate employees balance included 322 members of the Telecom Systems division the staff and activities of which transferred to EDS Limited as part of Telecom's outsourcing of IT arrangements during the year ended 30 June 2000.

     /5/ A controlling interest in AAPT was acquired by the Telecom Group in November 1999.

     /6/ TCNZA commenced commercial operations during the year ended 30 June
         2001.

     Most of Telecom's approximately 5,200 permanent employees in New Zealand are employed on individual employment agreements with no fixed term. Part-time and temporary employees and casual contractors are also used.

     The Engineering, Printing and Manufacturing Union has initiated bargaining with Telecom seeking a collective agreement on behalf of approximately 22 field force employees. The Union has also sought a collective employment agreement with Telecom to cover all Telecom staff who do not have hiring and firing ability. The Company believes that the relationship between management and the union is generally good.

     AAPT employees are also mainly employed on individual employment contracts. Awards of independent State and Federal employment Commissions are relevant to some of these contracts. Awards specify minimum wages and conditions of employment. They have no fixed term and are varied from time to time.

            Item 7. Major Shareholders and Related Party Transactions

     Major Shareholders

     As at 14 December 2001, there were 1,865,420,711 Ordinary Shares outstanding. At the same date there were 648 record holders in the United States holding 7.97% of the Ordinary Shares.

     According to information publicly available to the Company via notices under the Securities Amendment Act 1988 ("Notices") the beneficial owners of 5% or more of the Ordinary Shares, as at 14 December 2001, were as follows:

     ---------------------------------------------------------------------------
      Owner                                           Number Owned  % of Class
      Verizon/1/                                      417,828,639      22.40/3/
      Brandes Investment Partners, LP/2/              177,360,351       9.51/3/
      Franklin Resources Inc                          152,351,402       8.17/3/
     --------------------------------------------------------------------------

     /1/ Shares held via its subsidiary Bell Atlantic Holdings Limited.

     /2/ According to the Notice the shares are acquired by Brandes for individual client accounts and the shares are beneficially owned by the clients but Brandes has the authority to buy and sell the Shares and to vote them.

     /3/ Holdings recalculated from the Notices as a percentage of shares outstanding at 14 December 2001.

     Verizon was required by the terms of the Indenture governing the Exchangeable Notes issued in February 1998 to cease to be an affiliate of Telecom for U.S. securities law purposes prior to 1 September 1999. As a result the Directors nominated by Verizon resigned from the Telecom Board in May 1999. Verizon has informed Telecom that it has ceased to be an affiliate of Telecom for U.S. securities law purposes. Verizon has also undertaken to vote its shareholding in the Company at shareholders meetings for and against resolutions proposed at such meetings in the same proportion as other shareholders cast votes for and against such resolutions.

     In September 2001 Verizon reduced it's shareholding in the Company from 24.95% to 22.5%. At the same time it announced that it was considering its options regarding its investment in Telecom in the light of changes in securities regulations in New Zealand that would make it more difficult for Verizon to sell its Shares in future and that it planned to reduce its stake in Telecom to 19.9% over time. See Item 10 "Mergers and Acquisitions".

     Brandes Investment Partners, L.P. acquired a 5.23% shareholding in the Company in January 2000 and has gradually increased its holding over time to the current level. Franklin Resources Inc. acquired a 5.0% shareholding in the Company in April 2000 and has gradually increased its holding over time to the current level. The Capital Group Companies, Inc. acquired a 5.44% shareholding in the Company in November 1999 and in October 2000 its shareholding dropped below 5.0%.

     Major shareholders have the same voting rights as other shareholders.

     Related Party Transactions

     Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom's directors are also non-executive directors of other companies, some of which include banking institutions that are involved in the provision of banking facilities to Telecom. At 30 June 2001 banking institutions with cross-directorships were the Australia and New Zealand Banking Group Limited, ANZ Banking Group, WestpacTrust Investments Limited and the Commonwealth Bank of Australia. Banking and financing transactions undertaken with these entities have been entered into on an arms-length commercial basis.

     In May 2001, Telecom sold its Mobile Radio business (including Fleetlink and trunked mobile radio) to TeamTalk Limited. At the time of sale, Active Equities Limited, of which Patsy Reddy (a Telecom director) is a shareholder and director, held approximately 62% of TeamTalk. Telecom acquired 19.9% of TeamTalk subsequent to the sale of the Mobile Radio business.

     Tyler and Company of which Michael Tyler (a Telecom Director) is a senior partner, and Managing Director, provides advisory and consultancy services to Telecom from time to time. During the year Telecom paid $1,858,652 to Tyler and Company for such services.

                          Item 8. Financial Information

     Consolidated Financial Statements

     See Item 18.

     Legal Proceedings

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

     Due to the nature of the Australian telecommunications industry, there are a number of ongoing disputes in respect of charges by telecommunications suppliers. To the extent that these disputes are settled in a manner that is contrary to Telecom's interests, it is possible that they will negatively impact on the Group's financial position. It is not currently possible to quantify any such impact.

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

     Dividend Policy

     See Item 5 "Dividends", for a description of the Company's dividend policy.

                                 Item 9. Listing

     The following tables set forth, for the periods indicated, the highest and lowest closing sale prices for the Ordinary Shares as derived from the Daily Official List of the New Zealand Stock Exchange, and the highest and lowest sale prices of the ADSs quoted on the New York Stock Exchange:

     (a) Annual High and Low market prices for the last five financial years:

     --------------------------------------------------------------------------
     Period                                      $NZ per share   $US per ADS

                                                  High    Low   High    Low

     1 April 1996 - 31 March 1997                 7.75   5.65   43.81   30.44
     1 April 1997 - 31 March 1998                 9.05   6.40   44.50   34.50
     1 April 1998 - 31 March 1999                10.00   7.20   42.50   28.75
     1 April 1999 - 30 June 1999                  9.60   7.80   41.88   33.50
     1 July 1999 - 30 June 2000                   9.81   7.23   38.94   27.19
     1 July 2000 - 30 June 2001                   7.85   4.50   28.69   15.88

     --------------------------------------------------------------------------


     Quarterly high and low market prices for the last two financial years:

     --------------------------------------------------------------------------
     Period                                      $NZ per share   $US per ADS

                                                  High   Low    High     Low

     1 July 1999 - 30 September 1999              8.88   7.62   37.88   31.25
     1 October 1999 - 31 December 1999            9.21   7.38   38.75   31.31
     1 January 2000 - 31 March 2000               9.72   8.21   38.69   32.69
     1 April 2000 - 30 June 2000                  9.81   7.23   38.94   27.19
     1 July 2000 - 30 September 2000              7.85   5.81   28.69   19.25
     1 October 2000 - 31 December 2000            6.14   4.58   19.69   15.88
     1 January 2001 - 31 March 2001               6.36   4.50   21.10   16.31
     1 April 2001 - 30 June 2001                  6.58   5.36   21.95   17.64

     --------------------------------------------------------------------------


      Monthly high and low market prices for the last six months:

     --------------------------------------------------------------------------
     Period                                      $NZ per share   $US per ADS

                                                  High    Low    High    Low

     1 June 2001 - 30 June 2001                   5.86   5.36   19.58   17.64
     1 July 2001 - 31 July 2001                   5.63   4.95   18.44   16.00
     1 Aug 2001  - 31 Aug 2001                    5.42   4.99   18.20   17.08
     1 Sept 2001 - 30 Sept 2001                   5.10   4.25   18.00   13.60
     1 Oct 2001 - 31 Oct 2001                     4.65   4.13   15.15   13.52
     1 Nov 2001  - 30 Nov 2001                    5.16   4.48   17.00   14.96

     --------------------------------------------------------------------------

Markets

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

                         Item 10. Additional Information

Memorandum and Articles of Association/Constitution

Objects

Telecom is registered with the New Zealand Companies Office under the registration number WN 328287. Telecom's Constitution does not restrict Telecom's capacity, rights, powers or privileges nor does it contain objects or purposes.

Directors

Interested directors' voting powers

Telecom's Constitution prohibits a director who is interested in a transaction entered, or to be entered, into by Telecom from voting on a matter relating to that transaction and from being included in the quorum for the directors' meeting at which a matter relating to the transaction arises. There is an exception to this rule where the matter is one for which directors are required to sign a certificate under an express provision of the Companies Act 1993, or which relates to the grant of an indemnity in favour of a director or employee under section 162 of the Companies Act.

However, an interested director may attend a meeting at which the matter he or she is interested in arises, sign a document relating to the transaction on behalf of Telecom or do anything else as a director in relation to the transaction as if he or she was not interested in the transaction.

As soon as a director becomes aware that he or she is interested in a transaction, that director must enter in the interests register, and disclose to the Board, the nature and monetary value (or, if the monetary value cannot be quantified, the extent) of his or her interest. These disclosure obligations do not apply to transactions between Telecom and the director which are entered into in the ordinary course of Telecom's business and on usual terms and conditions.

A general notice entered into the interests register or disclosed to the Board to the effect that a director is a shareholder, director, officer, or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after such disclosure, be entered into with that company or person, is sufficient disclosure of that transaction.

A director is interested in a transaction if, and only if, the director:

(a) is a party to, or will or may derive a material financial benefit from, the transaction;

(b)  has a material financial interest in another party to the transaction;

(c) is a director, officer, or trustee of another party to, or a person who will or may derive a material financial benefit from, the transaction, not being a wholly owned subsidiary of Telecom;

(d) is the present, child or spouse of another party to, or a person who will or may derive a material financial benefit from, the transaction; or

(e) is otherwise directly or indirectly materially interested in the transaction.

Any failure by a director to disclose his/her interests in a transaction does not affect the validity of a transaction entered into by Telecom or the director (although the avoidance rules in the Companies Act 1993 would apply).

Remuneration

The Board may not authorise payment of remuneration by Telecom to a director in his capacity as a director without shareholder approval (by ordinary resolution).

The Constitution allows the Board to authorise, without shareholder approval:

(a)  remuneration of managing directors in their capacity as executives;

(b) payments to directors of reasonable travelling, accommodation and other expenses incurred in relation to Telecom's management;

(c) subject to any applicable restrictions in the NZSE Listing Rules, any remuneration for work not in the capacity of a director and special payments to directors undertaking additional work not expected of the other directors (normal board procedures apply in these situations that is, an interested director cannot vote as described above), provided the Board is satisfied that such remuneration is fair to Telecom.

Telecom may also make a payment to a director or former director, or his or her dependants, by way of a lump sum or pension, upon or in connection with the retirement or cessation of office of that director, only if:

(a) the total amount of the payment (or the base of the pension) does not exceed the total remuneration of the director in his or her capacity as a director in any three years chosen by Telecom; or

(b)  the payment is authorised by an ordinary resolution of shareholders.

If shareholders approve by ordinary resolution sums to be paid to the directors for their services as directors, that approval applies to the year for which that determination is passed and to all subsequent years until the shareholders in a meeting by ordinary resolution alter that approval.

Any authorisation of directors' remuneration must express the remuneration as either:

(a)  a monetary sum per annum payable to all directors taken together; or

(b) a monetary sum per annum payable to any person who from time to time holds office as a director.

If the remuneration is authorised as a payment to all directors taken together:

(a) the remuneration must be divided in such proportions and in such manner as the Board may determine. If there is no determination the remuneration must be divided equally;

(b) in the event of an increase in the total number of directors holding office, the Board may, without authorisation of an ordinary resolution, increase the total remuneration by such amount as is necessary to enable Telecom to pay to the additional director or directors remuneration not exceeding the average amount then being paid to each of the other non-executive directors (other than the chairperson).

Upon shareholder authorisation of a director's remuneration, the Board must ensure that the details of the remuneration are entered into the interests register, that the directors certify that the remuneration is fair to Telecom, and that they state the grounds for that opinion.

Telecom may, with the prior approval of the Board, indemnify a director or an employee of Telecom or a related company:

(a) for the costs incurred by him or her in any proceeding that relates to liability for any act or omission by him or her in such capacity and in which judgment is given in his or her favour, or which he or she is acquitted, or which is discontinued; and

(b) in respect of liability to any person other than Telecom or a related company for any act or omission by him or her in such capacity, or costs incurred by him or her in defending or settling any claim or proceeding relating to any such liability.

No such indemnity shall apply in respect of:

(a)  any criminal liability;

(b) in the case of an employee of Telecom or a related company, any liability in respect of a breach of any fiduciary duty owed to Telecom or a related company; or

(c) in the case of a director of Telecom or of a related company, any liability in respect of a breach of duty to act in good faith and in what the director believes to be the best interests of Telecom.

Telecom may indemnify former directors and former employees on the same basis.

Borrowing

The Directors have all the powers necessary for managing Telecom's business and affairs, including the power to borrow. There are no restrictions in the Constitution specifically limiting the power to borrow. However there is a requirement for shareholder approval of all major transactions and material transactions with related parties.

Retirement under the age limit

A director who attains the age of 70 years is required by the Constitution to retire from office as a director at the first annual meeting of shareholders which occurs after his or her attainment of that age.

The provisions in the Constitution detailing retirement requirements under the age of 70 are set out below under "Voting Rights".

Number of shares required to be a Director

There is no requirement in the Constitution for directors to hold Telecom shares.

Shares

Dividend Rights

The Board may authorise a dividend provided statutory requirements are met. Current statutory obligations require that:

(a) the Board is satisfied on reasonable grounds that Telecom is able to satisfy the solvency test contained in the Companies Act immediately after the dividend is paid; and

(b)  the Board must not authorise a dividend:

     (i)  in respect of some but not all shares in a class; or

     (ii) that is of a greater value per share in respect of some but not all shares in a class, unless the shares have not been fully paid for, then dividends can be paid in proportion to the amount paid up on each share.

The second obligation is also explicitly included in the Constitution.

If a dividend is authorised by the Board, all registered shareholders have the right to an equal share in that dividend (subject to the terms of issue of the shares held).

The Board also has the right to deduct from the dividend any amounts owed by a shareholder to Telecom whether in respect of a call or otherwise. The Board must deduct from any dividend any amount required by law to be deducted.

In addition, the Board can authorise and pay a supplementary dividend to be paid to non resident shareholders who qualify for such a dividend in terms of the Income Tax Act 1994 (New Zealand). Supplementary dividends should be authorised and paid at the same time as ordinary dividends. The amount of the supplementary dividend will be determined in accordance with the applicable provisions of the Income Tax Act 1994.

The right to receive a dividend can be waived by a shareholder by giving written notice to Telecom signed by, or on behalf of, the shareholder. Interest is not payable on any dividend unless the terms of issue or the contract for issue expressly provide otherwise.

If a dividend remains unclaimed for one year after having been authorised, the Board may invest or otherwise use that money for the benefit of Telecom until it is claimed. Such money can be spent or mingled with other money and is not required to be held on trust. If a shareholder does not claim a dividend (or any other distribution or money payable to a shareholder or former shareholder in respect of shares or debt securities) within five years of having been authorised or otherwise becoming payable, the Board may resolve that the dividend is forfeited for the benefit of Telecom. However, at any time after such forfeiture, the Board must annul the forfeiture and (subject to the solvency test) pay the dividend to any person who produces evidence of his or her entitlement.

Telecom currently offers an optional dividend reinvestment plan, under which shareholders can elect that their dividends be reinvested into shares.

Distributions to ADR holders. Telecom has established an ADR facility to provide for the deposit of Shares ("Deposited Securities") and the creation of ADSs representing the Deposited Securities and for the execution and delivery of ADRs evidencing such ADSs. Telecom and Citibank, N.A. (as depositary ("Depositary")) are parties to the Second Amended and Restated Deposit Agreement dated as of March 7, 2000 ("Deposit Agreement") in relation to such facility.

Whenever the Custodian receives any cash dividend or other cash distribution on any Deposited Securities, or receives proceeds from the sale of any shares, rights, securities or other entitlements under the terms of the Deposit Agreement, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can in the judgment of the Depositary be converted on a practicable basis into US dollars, promptly convert such cash dividend, distribution or proceeds into US dollars and will distribute promptly the amount received (net of (a) the applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes withheld) to ADR holders in proportion to the number of ADSs held as at the relevant record date.

The Depositary shall distribute or cause to be distributed only such amount as can be distributed without attributing to any ADR holders a fraction of one cent and any balance not so distributed shall be held by the Depositary or the Custodian (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary or the Custodian for distribution to ADS holders outstanding at the time of the next distribution.

Telecom, the Custodian and/or the Depositary may withhold or deduct from any distributions made in respect of Deposited Securities and may sell for the account of ADR holders all or any of the Deposited Securities held for them and apply such distributions and sale proceeds in payment of taxes or other governmental charges (including applicable interest and penalties) or charges. The ADR holder will remain liable for any deficiency. The Custodian may refuse to deposit shares and the Depositary may refuse to issue ADSs, to deliver ADRs, register the transfer, split up or combine, ADRs or withdraw Deposited Securities until payment in full of such tax, charge, penalty or interest is received. Every ADR holder agrees to indemnify the Depositary, Telecom, the Custodian and any of their agents, officers, employees and affiliates against any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for the ADR holder.

If Telecom, the Custodian or the Depositary, or one of their agents, is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to holders of ADSs representing those Deposited Securities shall be reduced accordingly.

The Depositary and any Registrar may withhold the distribution of any dividend until various proofs or information is filed or various certifications are executed, or various representations are made, or other documentation or information is provided, to the satisfaction of the Depositary, Registrar and Telecom.

Telecom currently offers a dividend reinvestment plan for ADS holders under which ADS holders can elect to have their distributions reinvested. There can be no assurance that ADR holders will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

Voting Rights

Each shareholder present at a meeting in person or by proxy is entitled to one vote on a vote by voices or show of hands and to one vote per share on a poll at a meeting of shareholders on any resolution, including any resolution to:

(a)  appoint or remove a director or an auditor;

(b)  adopt a constitution;

(c)  alter the constitution;

(d)  approve a major transaction;

(e)  approve an amalgamation; and

(f)  put Telecom into liquidation.

The Constitution also allows the Board to set the record date for determining who may vote and what Shares may be voted at a meeting of shareholders. Such record date may be as late as 5 p.m. on the day before such meeting.

Where two or more persons are registered as the holders of a share, the vote of the person named first in the share register and voting on a matter must be accepted to the exclusion of the votes of the other joint holders.

A shareholder is not entitled to vote at any meeting of shareholders other than a meeting of an interest group, unless all sums due to Telecom by that shareholder in respect of any share registered in that shareholder's name have been paid.

In the case of an equality of votes, the chairman shall not have a casting vote.

A poll may be demanded by:

     (a)  the Chairman;

     (b)  at least five shareholders having the right to vote at the meeting;

     (c) a shareholder or shareholders having the right to exercise at least 10% of the total votes entitled to be exercised on the business to be transacted at the meeting; or

     (d) a shareholder or shareholders holding shares that confer a right to vote at the meeting and on which the total amount paid up is at least 10% of the total amount paid up on all the shares that confer that right.

On a poll, a shareholder entitled to more than one vote need not use all its, his or her votes, or cast all the votes it, he or she uses in the same way.

A shareholder may exercise the right to vote in person or by proxy or (if the person is a body corporate) by representative.

Voting Rights on Director Appointments. The Constitution provides that, every year, at the annual meeting, one third of the directors (or if one third of the directors is not a whole number then the number nearest one third) must retire from office. One managing director appointed by the Board is exempted from the requirement to retire but he or she and all directors, other than those appointed by the Board to fill a casual vacancy and who must retire (but are eligible for re-election), must be included in the number of directors upon which the one third calculation is based.

For the purpose of calculating the one third of the directors who must retire from office, the Constitution states that the following shall not be counted as part of the one third:

(a) any director appointed by the Board to fill a casual vacancy who is required to retire (but can be re-elected);

(b) any director required to retire as he or she has attained the age of 70 years unless he or she is also due to retire by rotation at the meeting; or

(c) any director who otherwise wishes to retire and does not offer himself or herself for re-election unless he or she is also due to retire by rotation at the meeting.

The directors to retire at an annual meeting will be those directors who have been longest in office since they were last elected or deemed elected. Persons who became directors on the same day must retire in the same order as they were elected by the shareholders or if elected together (unless they otherwise agree among themselves) in the order determined by lot, unless the Board resolves otherwise.

A retiring director continues to hold office until:

(a)  he or she is re-elected;

(b) if he or she is not re-elected, until the shareholders' meeting at which he or she retires (or any adjournment of that meeting) elects someone in his or her place; or

(c) if the meeting does not elect someone in his or her place, until the end of the meeting or any adjournment of the meeting.

A retiring director who is eligible for appointment under the Constitution and who is not disqualified under the Companies Act is eligible for re-election.

The shareholders may by ordinary resolution fill the office vacated by a director who is retiring by electing a person who is not disqualified under the Companies Act to that office at the annual meeting at which the outgoing director retires.

If no new director is elected and if the retiring director (not being disqualified) is offering himself or herself for re-election, the retiring director shall be regarded as having been re-elected unless it is expressly resolved by ordinary resolution not to fill the vacated office or a resolution for the re-election of that director is put to the meeting and lost.

A resolution to appoint or elect a director (including a resolution to re-elect any director who is retiring) must not be put to holders of securities unless:

(a)  the resolution is for the appointment of one director; or

(b) the resolution is a single resolution for the appointment of two or more directors, and a separate resolution that it be so voted on has first been passed without a vote being cast against it.

The Constitution does not prevent the election of two or more directors by ballot or poll.

When are resolutions required? Other matters which shareholders are required to vote on include:

(a)  major transactions;

(b) material transactions where a related party is or is likely to become a direct or indirect party;

(c)  certain share issues; and

(d) certain asset acquisitions or dispositions which would change the essential nature of the business of Telecom or the gross value of which would exceed 50% of average market capitalisation or gross value of Telecom's assets.

Limitations on voting. A shareholder, and an associate of that shareholder (determined in accordance with the New Zealand Stock Exchange Listing Rules), are prohibited from voting in favour of resolutions where:

(a) the shareholder is a director and the resolution is to authorise remuneration to be paid to the director in his or her capacity as a director;

(b) the resolution is to authorise an issue of securities to the shareholder, other than where such securities are to be offered on the same basis to all security holders of the same class as the securities held by that shareholder;

(c) the shareholder is a director and the resolution is to authorise an offer of securities other than on the same basis to all security holders of the same class as the securities held by the shareholder, where the resolution does not specify the persons to whom it is proposed to issue the securities;

(d) the resolution is to approve a non pro rata rights issue of equity securities which is not renouncable and the shareholder is a director or other associated person of Telecom;

(e) the resolution is to ratify an issue of securities and the shareholder is a person who has been issued, or has acquired, the securities;

(f) the resolution is to authorise the shareholder (as a director or associated person of the director) to participate in an employee share scheme;

(g) the resolution is to authorise an issue, acquisition or redemption of securities where there is a significant likelihood that it will result in any person or group of associated persons materially increasing their ability to exercise, or direct the exercise of effective control of Telecom, and the shareholder is a person whose effective control would be materially increased;

(h) the resolution is to authorise the cancellation, reduction or deferral of an obligation to pay any amount which is unpaid on any equity securities which does not benefit all equity security holders on the same basis, and the shareholder will benefit from a reduction, deferral or cancellation; or

(i) the transaction is a material transaction with a related party in terms of the New Zealand Stock Exchange Listing Rules and the shareholder is a party or beneficiary to the relevant transactions.

Disqualified persons can act as proxies for non-disqualified persons.

Disenfranchisement. The Constitution gives the Board the discretion to prohibit the holder of any shares deemed "affected" by the Board (due to a breach of the limitations on shareholdings), from exercising the right to vote in respect of such affected shares at any Telecom shareholders' or class meeting. The votes attached to such affected shares may be exercised by the chairperson of any such meeting. The shareholder may still attend and speak at the meeting.

See "Limitation on Shareholdings" below for more information in relation to affected shares.

ADRs Voting Rights. Upon receipt of a notice of any meeting of Shareholders, the Depositary will, as soon as practicable fix a record date to determine the ADR holders entitled to give instructions for the exercise of voting rights at that meeting. The Depositary is required to mail to ADR holders a notice of meeting provided Telecom shall have requested the Depositary to do so in writing in a timely manner.

The holders of ADRs at the close of business on the date specified by the Depositary in such notice are entitled under the Deposit Agreement, subject to any applicable provisions of New Zealand law and of the Constitution, to instruct the Depositary as to the exercise of the voting rights pertaining to the shares represented by the ADR holder's ADSs and to demand a poll. The Depositary has agreed that it will endeavour, insofar as practicable, to vote the shares so represented in accordance with such instructions. The Depositary has agreed not to vote the shares so represented unless it has received instructions from the relevant ADR holder. The Depositary will not, and the owners of ADRs are not entitled to, vote by voice or on a show of hands. If the Depositary receives voting instructions which are signed but which have not been completed to instruct voting for or against a particular item, the Depositary will deem the holder to have instructed the Depositary to vote in favour of the particular resolution.

The Depositary will only demand a poll if specifically instructed by at least five ADR holders or by holders of ADRs evidencing ADSs which:

(a) represent not less than 10% of the total voting rights capable of being cast at such meeting; or

(b) which confer a right to vote at such meeting and on which the aggregate sum paid to Telecom represents not less than 10% of the total sum paid to Telecom on all shares which confer a right to vote at such meeting.

The Deposit Agreement does not provide ADR holders the right to cause the Depositary to request a meeting of shareholders.

See "Limitations on Shareholdings" below in relation to the circumstances where ADR holders could be disenfranchised.

Share in Telecom's profits

The Constitution does not provide shareholders with any additional rights to share in Telecom's profits other than the right to dividends as described above (see "Dividend Rights") and the right to share in the distribution of Telecom's surplus assets as described below (see "Share in surplus on liquidation").

Share in surplus on liquidation

In a distribution of capital in a liquidation, the Constitution gives all shareholders the right to an equal share in the distribution of the Telecom's surplus assets. The Kiwi Shareholder has the right to have its share capital repaid before any other shareholder. The Kiwi Shareholder has no other rights to participate in the distribution of the Telecom's capital or profits.

Telecom may redeem equity securities

The Constitution allows Telecom to redeem equity securities:

(a)  at its option if permitted by the terms of issue;

(b) at the option of the holder of the equity securities if permitted by the terms of issue; or

(c) on a date for redemption, if any, specified in the Constitution, or (to the extent permitted by law) on a date for redemption specified as such in the terms of issue of such equity securities.

If Telecom redeems equity securities, it must do so for a consideration that is specified, or calculated by reference to a formula, or required to be fixed by a suitably qualified person who is not associated with or interested in Telecom.

Telecom may exercise an option to redeem equity securities issued by Telecom in relation to one or more holders of equity securities. In order to redeem securities, Telecom must satisfy the solvency test after the redemption in accordance with the Companies Act 1993.

However, the Constitution also restricts Telecom's ability to redeem equity securities, limiting it to circumstances where:

(a) the equity securities were issued before 1 September 1994 and Telecom is bound or entitled to redeem those equity securities pursuant to their terms of issue;

(b) the terms and conditions of the issue of the equity securities were approved by security holders in the same class or the securities were issued on a pro rata basis in accordance with the Constitution, and Telecom is bound or entitled to redeem those equity securities pursuant to the terms of their issue;

(c) the redemption applies to all shareholders of the same class and is effected in a manner that leaves unaffected relative voting and distribution rights;

(d) those equity securities are debt securities which may be converted into Telecom shares, and, before that conversion, they are redeemed in cash;

(e) the redemption of those equity securities is approved by separate resolutions (passed by a simple majority of votes) of members of each separate group of each class of Telecom's quoted equity securities whose rights or entitlements are materially affected in a similar way by the redemption. Any such redemption must be completed within six months after the passing of the relevant resolution; or

(f) the redemption is from a holder who holds less than a minimum holding in terms of the New Zealand Stock Exchange Listing Rules.

Redemption of ADS's. If Telecom intends to exercise any right of redemption in respect of any of the Deposited Securities, Telecom shall give notice thereof to the Depositary at least 60 days prior to the intended date of redemption which notice shall set forth the particulars of the proposed redemption. Upon receipt of such notice and satisfactory documentation given by Telecom to the Depositary within the terms of section 5.7 of the Deposit Agreement and only if the Depositary shall have determined that such proposed redemption is practicable, the Depositary shall mail to each ADR holder a notice setting forth the intended exercise by Telecom of the redemption rights and any other particulars set forth in Telecom's notice to the Depositary.

The Depositary shall instruct the Custodian to present to Telecom the Deposited Securities in respect of which redemption rights are being exercised against payment of the applicable redemption price. Upon receipt of confirmation from the Custodian that the redemption has taken place and that funds representing the redemption price have been received, the Depositary shall convert, transfer, and distribute the proceeds (net of applicable fees and charges of, and the expenses incurred by, the Depositary, and taxes), retire ADSs and cancel ADRs upon delivery of such ADSs by ADR holders thereof and the terms set forth in sections 4.1 and 6.2 of the Deposit Agreement.

If less than all outstanding Deposited Securities are redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as may be determined by the Depositary. The redemption price per ADS shall be the per share amount received by the Depositary upon the redemption of the Deposited Securities represented by ADSs (subject to the terms of section 4.8 of the Deposit Agreement and the applicable fees and charges of, and expenses incurred by, the Depositary, and taxes) multiplied by the number of Deposited Securities represented by each ADS redeemed.

Sinking fund provisions
Not applicable.

Further Capital Calls

The Constitution empowers the Board to make calls on any holder of securities only for any money that is unpaid on that holder's securities and not otherwise payable at a specified time or times under the Constitution, the terms of issue of those securities, or any contract for the issue of those securities. An obligation to pay unpaid amounts of the issue price of any securities cannot be cancelled, reduced or deferred except by an ordinary resolution.

The Constitution does not impose a liability on shareholders for any further capital calls by Telecom. In particular, no money is payable for calls or otherwise on ordinary shares which were fully paid at the time the Constitution was adopted or the Kiwi Share.

Discrimination due to holding a substantial number of shares

The Constitution does not specifically discriminate against shareholders with substantial numbers of shares although there are restrictions on acquiring shares as set out in "Limitations on Shareholdings" and "Mergers and Acquisitions" below, and disclosure obligations set out in "Disclosure of Shareholder Ownership" below.

Alteration of Rights

Under the Constitution, Telecom can not take any action that affects the rights attached to equity securities unless that action has been approved by a special resolution of each interest group.

An "interest group" is defined in the Constitution as a group of equity security holders whose affected rights are identical, and whose rights would be affected by the action in the same way. Interest groups can comprise holders of different classes of securities. One or more interest groups may exist in relation to any action or proposal, and it is possible that holders of equity securities in the same class may fall into two or more interest groups.

The Constitution states that an issue of equity securities is not to be treated as an action affecting the rights attached to the existing equity securities. However, unless specifically empowered under the Constitution to do otherwise, the Board must not issue equity securities unless the precise terms and conditions of the proposal to issue those equity securities have been approved by separate resolutions of holders of each class of quoted equity securities of Telecom whose rights or entitlements could be affected by the issue.

Under the Constitution, the rights attached to an equity security include:

(a) the rights, privileges, limitations and conditions attached to the equity security by the Companies Act 1993, the Constitution, or the document which governs the rights of that equity security, including voting rights and rights to distributions;

(b) the right to have the procedure for altering rights attaching to securities observed by Telecom;

(c) the right that the procedure for the amendment or alteration of rights attaching to securities not be amended or altered.

Telecom does not need shareholder approval to alter actions which affect the rights attached to equity securities which are not shares of Telecom if those equity securities were issued:

(a)  before 30 April 1995; or

(b) on terms which expressly permitted the action in question to be taken without the prior approval of holders of those equity securities.

The rights and limitations attached to the Kiwi Share can not be altered without the consent in writing of the Kiwi Shareholder.

Matters constituting a variation of the rights attaching to the Kiwi Share include:

(a) the amendment, or removal, or alteration of certain clauses in the Constitution including specified definitions, the Schedule setting out Kiwi Share rights, and clauses that specify that the registration of a transfer will not affect rights of the Kiwi Share, that half the Directors must be New Zealand Citizens, that each Director has one vote on a resolution at Board meetings, and that the chairperson does not have a casting vote; and

(b) any act or omission to act that contravenes or fails to comply with any of the clauses specified in respect of the above point.

Alteration of rights of ADR Holders. The ADRs and the provisions of the Deposit Agreement may from time to time be amended or supplemented by written agreement between Telecom and the Depositary without the prior written consent of ADR holders. Any amendment or supplement which shall impose or increase any fees or charges (other than charges in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses), or which shall otherwise materially prejudice any substantial existing right of ADR holders, shall not, however, become effective as to outstanding ADRs until expiration of 30 days after notice of such amendment or supplement shall have been given to the holders of outstanding ADRs. Every ADR holder at the time an amendment or supplement so becomes effective shall be deemed, by continuing to hold ADSs, to consent and agree to such amendment or supplement and to be bound by the Deposit Agreement as amended and supplemented. In no event shall any amendment or supplement impair the right of an ADR holder to surrender its ADRs and receive the Deposited Securities represented by them, except in order to comply with mandatory provisions of applicable law. Amendments required to comply with new laws, rules or regulations or Telecom's Constitution as amended may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance with such laws, rules or regulations.

Calling Shareholder Meetings

The Constitution requires the Board to call an annual meeting of shareholders at least once in every calendar year (and not later than 15 months after the previous annual meeting or 6 months after Telecom's balance date), and they may call a special meeting at any time. If shareholders holding shares carrying not less than 5% of voting rights entitled to be exercised on an issue request a special meeting in writing, the Board must call a special meeting of shareholders.

The Constitution requires that written notice of the time and place of a meeting of shareholders be sent to every shareholder entitled to receive notice of the meeting not less than 10 working days before the meeting. Notice can be delivered, posted, faxed or sent electronically. If the shareholder is an overseas company, the Constitution provides that the notice can be delivered or sent to a director who is resident in New Zealand, a New Zealand resident authorised to accept delivery or an employee at the shareholder's principal place of business in New Zealand.

If a shareholder does not live in New Zealand and has not given Telecom a New Zealand address to send notices to, notices will be posted, faxed or sent electronically to the holder at an overseas address (if known). If a notice is sent by post to an overseas address, it is deemed to have been received 24 hours after being posted.

If a shareholder has no registered address, that shareholder is not entitled to receive notice of the meeting.

The Constitution provides that equity security holders of all classes are entitled to attend meetings of shareholders and to receive copies of all notices, reports and financial statements issued generally to holders of securities carrying votes. For this purpose, Telecom can treat the Share Register as evidence of those entitled to vote and receive notice of, a shareholder meeting.

The Kiwi Shareholder is also entitled to receive notice of and attend any meeting of shareholders or any meeting of any class of shareholders, and to speak on any matter relating to rights attaching to the Kiwi Share, but the Kiwi Share does not carry a right to vote (or any other rights) at any such meeting.

The Constitution requires that the notice of meeting:

(a) states the nature of the business to be transacted at the meeting in sufficient detail to enable a shareholder to form a reasoned judgment in relation to it;

(b)  states the text of any special resolution to be submitted to the meeting;
     and

(c) contains or is accompanied by sufficient explanation to enable a reasonable person to understand the effect of the resolutions proposed in the notice of meeting without needing to refer to the Constitution itself.

A proxy form must be included with every notice of meeting of shareholders or quoted equity security holders.

While the Constitution sets out the requirements of the notice in detail, any irregularity can be waived if all the shareholders entitled to attend and vote at the meeting attend the meeting do so without protest as to the irregularity or if all such shareholders agree to irregularity. In addition, if Telecom accidentally omits to give notice of a meeting to any person entitled to that notice, the meeting is still valid.

A meeting of shareholders may be held either by the physical meeting of shareholders constituting a quorum, or by means of an audio (or audio and visual) communication by which all shareholders can simultaneously hear each other throughout the meeting.

The quorum for a meeting of shareholders is two or more shareholders having the right to vote at the meeting, and no business can be transacted unless a quorum is present. If no quorum is present within 30 minutes of the time appointed for the meeting the meeting will be adjourned to the same day in the following week at the same time and place, or to such other day, time, and place as the directors may appoint. If at the adjourned meeting a quorum is not present within 30 minutes after the time appointed for the meeting, the shareholders present will constitute a quorum.

If a quorum is not present within 30 minutes after the time appointed for the meeting convened on the written request of shareholders holding shares together carrying at least 5 percent of the voting rights entitled to be exercised, the meeting will be dissolved automatically.

The Constitution provides that the chairperson of the Board, if present, will chair the meeting.

If no chairperson of the Board has been elected or he/she is not present within 15 minutes of the time appointed for the commencement of the meeting or is unwilling to act, the deputy chairperson (if any) of the Board, shall be the chairperson, or failing him or her, the directors present may elect one of their number to be chairperson of the meeting.

If at any meeting of shareholders, no director is willing to act as chairperson or if no director is present within 15 minutes of the time appointed for the commencement of the meeting, the shareholders present may elect one of their number to be chairperson of the meeting.

Notice of Meeting for ADRs

Upon receipt of notice of any meeting of holders of shares, the Depositary will, as soon as practicable thereafter, fix a record date of voting and mail to holders of ADRs:

(a)  the notice of meeting;

(b) a statement that on close of business on the record date, subject to any applicable law and Telecom's Constitution, the holder of the ADRs is entitled to instruct the Depositary as to the exercise of such voting rights pertaining to the shares represented by the ADRs and to demand a poll; and

(c)  the manner in which instructions may be given to the Depositary.


Limitations on Shareholdings

The Constitution provides that:

(a) no person may have a relevant interest in 10% or more of Telecom's voting shares without the prior written approvals of the Board and the holder of the Kiwi Share; and

(b) no person who is not a New Zealand national (as defined in the Constitution) may have a relevant interest in more than 49.9% of Telecom's voting shares without the prior written approval of the holder of the Kiwi Share.

The term "relevant interest" is broadly defined to include beneficial ownership, the power to vote or control the vote of voting shares, the power to acquire or dispose of or control the acquisition or disposition of voting shares, and an interest pursuant to any agreement or arrangement under which any of the foregoing rights arise, whether express, implied, direct, indirect, actual, contingent, present, future, shared with others, legally enforceable or not, which is held directly or by a related body corporate. The term excludes certain limited interests arising from particular financial, custodial, trading and similar relationships. If the Board (or the holder of the Kiwi Share after consultation with the Board) determines that there are reasonable grounds for believing that a person has a relevant interest in voting shares in excess of the above limitations, the Board (or the holder of the Kiwi Share if the Board fails to act in a manner that remedies the determination) may, after following certain procedures, prohibit the exercise of voting rights (in which case voting rights vest in the chairperson) and may force the sale of Shares. The Board may also decline to register a transfer of Shares if it reasonably believes that the transfer would breach the above restrictions. Bell Atlantic and the Depositary have each received consents from the New Zealand Minister of Finance (as the holder of the Kiwi Share) and from the Board to acquire and hold the relevant interests in the Shares they hold. Each holder of ADRs is also subject to the provisions of the Constitution restricting ownership of Shares. The Board and/or the holder of the Kiwi Share may enforce these provisions of the Constitution against the Depositary or the Custodian as holders of Shares.

The Constitution also requires a shareholder resolution before Telecom can issue, acquire, or redeem securities where:

(a) there is a significant likelihood that the issue, acquisition, or redemption will result in any person or group of associated persons materially increasing their ability to exercise effective control of Telecom; and

(b) that person or group of associated persons is entitled before the issue, acquisition, or redemption to exercise or direct the exercise of, not less than 1% of the total votes attaching to Telecom's securities.

(c) Overseas persons must comply with the Overseas Investment Regulations. The High Court can order the disposal of Shares acquired in contravention of the Overseas Investment Regulations. The Overseas Investment Regulations require that an overseas person obtains consent from the Overseas Investment Commission before the overseas person enters into certain acquisitions of Shares or interests in Shares. The acquisitions for which consent is required are acquisitions which result in the overseas person:

     (i) acquiring a beneficial entitlement or interest in 25% or more of the outstanding Shares or interests, or the right to exercise or control the exercise of 25% or more of the votes entitled to be cast at a Telecom meeting; or,

     (ii)  increasing its entitlements, interests or rights beyond 25%; or

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

Consequences of "Limitations on Shareholdings" for ADR holders

Telecom may restrict transfers of shares where the transfer might result in ownership of shares exceeding limits imposed by applicable law or the Constitution. Telecom or the

Depositary upon the written request of Telecom may also restrict, in such manner as it deems appropriate, transfers of ADSs where the transfer may result in the total number of shares represented by the ADSs owned by a single ADR holder to exceed any such limits. The Board and Kiwi Shareholder may under the Constitution enforce the limitation on share ownership under the Constitution against the Custodian or Depositary or any of their respective nominees (including without limitation causing the withdrawal of the right of the Depositary or the Custodian or any of their respective nominees to vote Affected Shares, or causing a sale of all or part of the Affected Shares). Telecom may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any ADR holder in excess of the limits imposed by any applicable law or the Constitution, including the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or mandatory sale or disposition on behalf of an ADR holder of the shares represented by the ADSs held by such ADR holder in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the Constitution.

If the Depositary, the Custodian or their nominee receives a notice from the Board or the Kiwi Shareholder that it intends to declare that certain shares are held in breach of the limitations on shareholdings contained in the Constitution ("Affected Shares"), the Depositary will send a copy of the notice to the ADR holder of the Affected Shares or any person having a relevant interest in the Affected Shares by virtue of ADRs ("Beneficial Holder") specified or, if no Beneficial Holder is specified, to each holder of ADRs. Any ADR holder receiving such a notice or a person nominated by the holder may make representations for and on behalf of the Depositary or the Custodian as to why such shares should not be treated as Affected Shares.

If the Depositary, the Custodian or their nominee receives a notice from the Board or the Kiwi Shareholder stating that any Shares have been declared Affected Shares, the Depositary shall give notice to each Beneficial Holder identified in such notice of the action to be taken by the Depositary. With respect to any Affected Shares where a Beneficial Holder is specified, the Depositary must deny the voting instruction rights attaching to any ADR representing Affected Shares to the extent the Depositary, the Custodian, or their nominee is denied voting rights. If such notice does not state the number of Shares to which it relates, then the total number of shares represented by ADRs held by the Beneficial Holder shall be deemed to be Affected Shares. If such notice does not identify a specific Beneficial Holder, then the Depositary shall give notice to all holders of ADRs and deny the voting instruction rights attaching to Affected Shares pro rata among the ADR holders based upon the number of ADSs held by them.

In the event of a Beneficial Holder receiving such a notice, the Beneficial Holder must immediately take such steps as may be required to become the registered holder of the ADRs representing the Affected Shares on the books of the Depositary. The Constitution requires that the Kiwi Shareholder consult with the Board prior to determining that shares are Affected Shares and, therefore, prior to sending any notice that does not identify a specific Beneficial Holder. Telecom has agreed in the Deposit Agreement to take all reasonable steps to identify the specific Beneficial Holders who have a relevant interest in Affected Shares in breach of the relevant limitation.

Under the Constitution, the Board and the Kiwi Shareholder may sell Affected Shares for the account of the registered holder. Prior to selling such affected shares, Telecom shall consult with the Depositary. If Telecom becomes aware that the Kiwi Shareholder is intending to sell such Affected Shares, Telecom will request that the Kiwi Shareholder consult with the Depositary. If any Affected Shares represented by ADRs are sold by the Board or the Kiwi Shareholder, the ADRs shall thereafter represent only the right to receive any cash received by the Depositary in respect thereof, less the fees of the Depositary for cancellation of the ADRs and any expenses incurred or paid by the Depositary in distributing such cash and unsold shares or other property unaffected by the notice to the Beneficial Holder of the ADR. The Board shall notify the Depositary forthwith upon the sale of any Affected Shares by it and shall request the Kiwi Shareholder to make such a notification upon the sale of any Affected Shares by the Kiwi Shareholder ("a Sale Notification") and upon the settlement of such sale shall send to the Depositary the cash proceeds of any such sale, net of the expenses of such sale and transmittal. The Depositary will give notice of such sale forthwith upon receiving such Sale Notification to any Beneficial Holder whose name and address is specified in such

Sale Notification as having an interest in the Affected Shares sold (or to all Beneficial Holders where the Beneficial Holder is not so specified). Forthwith upon receiving such notice, the Beneficial Holder must surrender the relevant ADR for cancellation and, if applicable, issuance of a new ADR. The Depositary will, on receipt of notice of the cash proceeds and surrender of the relevant ADR for cancellation, send the net amount of cash (less any applicable fees and expenses of the Depositary) and issue and forward with such net cash a new ADR representing any unsold deposited shares and other property otherwise unaffected to the ADR holder of the surrendered ADR. Upon issuance of a new ADR, the Depositary will simultaneously cancel on its books the ADRs surrendered.

Telecom has agreed the Board will not, and will use its reasonable efforts to obtain the consent of the Kiwi Shareholder not to, sell any Affected Shares without delivering to the Depositary a notice specifying the number of Affected Shares and the name and address of the Beneficial Holder of the relevant ADRs. In the event that upon the sale of Affected Shares by the Kiwi Shareholder such notice is not given to the Depositary, the Depositary will immediately (i) notify all ADR holders that their ADRs, on and after the date of such sale of Affected Shares, represent their pro rata share of the remaining deposited voting shares, specifying the amount of voting shares represented by each ADS outstanding on and after such date and on and after such date each ADS shall represent such number of voting shares, and (ii) upon receipt of the cash proceeds of any such sale of Affected Shares, distribute such cash proceeds pro rata to all ADR holders in accordance with the terms of the Deposit Agreement, and (iii) upon the surrender of any ADR, the Depositary will, subject to the terms of the Deposit Agreement, deliver the ADR holder's pro rata share of the remaining Deposited Shares.

The Depositary and each ADR holder must take every reasonable step in accordance with any notice given regarding any Affected Shares to ensure that the provisions of section 3.5 of the Deposit Agreement are effective. Except to the extent provided in the Constitution, the Board and the Kiwi Shareholder are under no obligation to give, modify or withdraw any such notice and will have no liability to any person in respect of such notice. Any resolution or determination of, or decision or exercise of any discretion or power by, Telecom, the Board, the Kiwi Shareholder or the Depositary under or pursuant to the Constitution, or the Deposit Agreement shall be final, conclusive and binding on any ADR holder or Beneficial Owner or other person affected thereby and shall not be subject to challenge. Neither Telecom, the Board, the Kiwi Shareholder, the Depositary, the Custodian nor any Registrar shall be liable to any person who fails to act in accordance with such provisions or who is affected by any decision or exercise of any discretion or power by Telecom, the Board, the Kiwi Shareholder, the Depositary, the Custodian, or any Registrar.

Mergers and Acquisitions

As of 1 July 2001, the Takeovers Code ("Code") limits the holding or control of Shares. The "fundamental rule" of the Code prohibits a person from becoming the holder or controller of voting rights in Telecom if the holder and its "associates" would afterwards control more than 20% of the voting rights, unless the increase fits within one of the exceptions to the fundamental rule or the Takeovers Panel (established under the Takeovers Act 1993) grants an exemption. A person who already holds more than 20% of such voting rights (with or without its associates) cannot increase that level of voting rights except in compliance with the Code or through an exemption.

The exceptions to the fundamental rule are:

(a) a full offer for all of Telecom's voting securities and non-voting equity securities;

(b) a partial offer (for less than 100%) to all holders of Telecom's voting securities for a specific percentage of each holder's voting securities. If the offeror's existing holding (together with associates) is 50% or less, the offer must be for securities which will result in the offeror holding or controlling more than 50% of the voting rights. A partial offer can be made for a lesser percentage if a written shareholder approval procedure is followed and is successful;

(c) an offer approved by a resolution of shareholders (persons acquiring and disposing of the securities and their associates may not vote on the proposal);

(d) persons holding or controlling more than 50% but less than 90% of the voting rights can increase their holding by up to 5% of the total voting rights in any 12 month period. No such increase applies to persons holding between 20% and 50%;


(e) no restrictions apply to a person holding or controlling 90% or more of the voting rights. Above the 90% threshold, the person may compulsory acquire the remaining securities and each remaining holder may require the person to acquire the remaining holder's securities; and

(f)  an offer made pursuant to an exemption granted by the Takeovers Panel.

The term "voting rights" is defined to mean a currently exercisable right to cast a vote at a meeting of shareholders of Telecom except where the right to vote is exercisable only in certain specified circumstances.

The term "associate" is very widely defined. A person is an "associate" of another person if (i) the persons are acting jointly or in concert, (ii) the first person acts, or is accustomed to act, in accordance with the wishes of the other person, (iii) the persons are related companies, (iv) the persons have a business relationship, personal relationship or an ownership relationship such that they should, under the circumstances, be regarded as associates, or (v) the first person is an associate of a third person who as an associate of the other person and the nature of the relationships between any of those persons is such that under the circumstances, the first person should be regarded as an associate of the other person. A director of a company or other body corporate is not an associate of that company or body corporate merely because he or she is a director of that company or body corporate.

The Code contains detailed requirements for partial offers and full offers, and other features which include:

(a) detailed disclosure requirements for both the offeror and Telecom's board specifying the contents of the offeror's takeover notice and \ Telecom's statement in response;

(b) an offer must be on the same terms and conditions, including the same consideration, to all holders of securities of the same class;

(c) a requirement for directors to obtain a report on the merits of an offer from an advisor whom the Takeovers Panel considersis independent and has approved;

(d) the offer must be open between 30 and 90 days, although a full offer can be extended up to 60 days if it is not conditional on a minimum level of acceptance or minimum acceptance conditions have been satisfied;

(e) where the offeror holds or controls less than 50% of the voting securities, the offer must be conditional on receiving acceptances which will bring the offeror's total holding above the 50% threshold, unless it is a partial offer and shareholder approval for a lesser percentage is obtained;

(f) although an offer can be conditional, the conditions cannot depend on the judgment of the offeror or be within the offeror's power or control;

(g) offers may be varied to increase the consideration or add a cash component to the consideration. If the offer is varied, the variation must apply to all offerees whether or not they have already accepted;

(h) restrictions, except in limited circumstances, any tactics by directors which might "frustrate" an offer.

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

Disclosure of Shareholder Ownership

Under the Securities Amendment Act 1988 (New Zealand), persons who hold relevant interests in 5% or more of Telecom's voting securities (including persons who hold such an interest through the holding of ADRs) are required to notify and report their interests and changes of 1% in their notified holdings or of the nature of their holdings in writing to Telecom and the NZSE in a prescribed form such disclosures must be made as soon as the person knows or ought to know that the person holds those interests.

A relevant interest includes:

  (a)  beneficial ownership;

  (b)  the power to exercise any right to vote attached to voting securities;

  (c) the power to control the exercise of any right to vote attached to the voting security;

  (d)  the power to acquire or dispose of the voting security;

  (e) the power to control the acquisition or disposition of the voting security; or

  (f) where, under, or by virtue of, any trust, agreement, arrangement, or understanding relating to the voting security (whether or not that person is a party to it) the person:

       (i) may at any time have the power to exercise any right to vote attached to the voting securities;

       (ii) may at any time have the power to control the exercise of any right to vote attached to the voting securities;

       (iii) may at any time have the power to acquire, or dispose of, the voting security; or

       (iv) may at any time have the power to control the acquisition or disposition of the voting security by another person.

Where a person has a relevant interest in the voting security by virtue of the above and:

  (a) that person or its directors are accustomed or under an obligation, whether legally enforceable or not, to act in accordance with the directions, instructions or wishes of any other person in relation to:

       (i)    the exercise of the right to vote attached to the voting security;

       (ii) the control of the exercise of any right to vote attached to the voting securities;

       (iii)  the acquisition or disposition of the voting security; or

       (iv) the exercise of the power to control the acquisition or disposition of the voting security by another person;

  (b) another person has the power to exercise the right to vote attached to 20% or more of the voting securities of that person;

  (c) another person has the power to control the exercise of the right to vote attached to 20% or more of the voting securities of that person;

  (d) another person has the power to acquire or dispose of 20% or more of of the voting securities of that person; or

(e) another person has the power to control the acquisition or disposition of 20% or more of the voting securities of that person, that other person also has a relevant interest in the voting securities.

A body corporate or other body has a relevant interest in a voting security in which another body corporate that is related to that body corporate or other body has a relevant interest.

A person who has, or may have, a power referred to above has a relevant interest in a voting security regardless of whether the power:

(a)      is expressed or implied;

(b)      is direct or indirect;

(c)      is legally enforceable or not;

(d)      is related to a particular voting security or not;

(e) is subject to restraint or restriction or is capable of being made subject to restraint or restriction;

(f)      is exercisable presently or in the future;

(g)      is exercisable only on the fulfilment of a condition; or

(h)      is exercisable alone or jointly with another person or persons.

A power exercisable jointly with another person or persons is deemed to be exercisable by either or any of those persons.

A reference to a power includes a reference to a power that arises from, or is capable of being exercised as result of, a breach of any trust, agreement, arrangement or understanding, or any of them, whether or not it is legally enforceable.

There are specific exemptions available for persons:

(a) whose ordinary business consists of lending money or providing financial services;

(b) who are acting for another person in the ordinary course of business as a sharebroker, provided the person is a member of a stock exchange or has been approved by the Securities Commission;

(c) is acting as a representative at a particular Telecom shareholders' meeting;

(d)      is appointed to act as a proxy to vote at a Telecom meeting;

(e) is a trustee corporation or nominee company and acting in the ordinary course of business in that capacity and has been approved by the Commission;

(f)      is a bare trustee of a trust;

(g) is required to comply because of certain relationships with another person who complies; or

(h) who has relevant interest solely because of being related to a person and that other person complies.

Changes in capital

There are no conditions imposed by the Constitution governing changes in Telecom's capital which are more stringent than those required by New Zealand law and the New Zealand Stock Exchange Listing Rules, other than the provisions of the Kiwi Share described under "Limitations on Shareholdings" above.

Material Contracts

See Item 19.

Exchange Controls

The NZ dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders. See "-United States Taxation-Dividends", for a description of the taxation on dividend returns to shareholders.

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

United States Taxation

As used in this section "-United States Taxation," the term "United States holder" means a beneficial owner of ADSs or Shares that is (i) a citizen or resident of the United States, (ii) a corporation organised under the laws of the United States or any state therein, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust. This discussion assumes that United States holders hold ADSs or Shares as capital assets.

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

A distribution of Shares by Telecom to its shareholders generally will not be treated as a taxable dividend to United States holders.

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

The withholding tax imposed by New Zealand is a creditable foreign tax for United States federal income tax purposes in an amount generally equal to the U.S. dollar equivalent of the withholding tax paid (i) for cash basis taxpayers, at the conversion rate in effect on the day the withholding tax is paid, or (ii) for accrual-basis taxpayers, at the average exchange rate for the taxable year to which the withholding tax relates. Therefore, the holder will be entitled to treat the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid if the holder does not elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended (the "Code")).

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

Capital Gains and Losses

Gain or loss recognised by a United States holder on the sale or other disposition of ADSs or Shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the holder's basis in the ADSs or Shares and the amount realised upon their disposition. Capital losses are generally deductible only against capital gains and not against ordinary income. The capital gain or loss will be long term or short term depending on whether the holder has held the ADSs or Shares for (i) more than one year (which is subject to a maximum rate of 20% for certain non-corporate taxpayers), (ii) not more than one year (which is subject to a maximum rate of 39.1% for certain non-corporate taxpayers, respectively).

Capital gain recognised by a United States holder on the sale or other disposition of ADSs or Shares will be United States source gain. Therefore, such gain will not increase the holder's limitation on use of foreign tax credits. The source of a loss attributable to the sale of ADSs or Shares is a subject of debate at the present time. Under current regulations, the United States Internal Revenue Service (the "IRS") will likely take the position that any such loss is to be allocated to the same category of income as the dividends received from Telecom. This would generally reduce the holder's ability to use foreign tax credits. Under the Code, the IRS has authority to change or confirm the treatment of losses by regulation. Regulations have been proposed that would continue the current treatment (i.e., presumably allocating such loss to the same category of income as the dividends received from Telecom) for United States holders. Therefore, investors are encouraged to consult their tax advisors regarding the proper treatment of such losses.

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

Pursuant to the tax treaty between New Zealand and the United States, United States holders will be subject to a maximum New Zealand withholding tax of 15% of the gross amount of all cash dividends paid by Telecom.

New Zealand operates a full "imputation system" of corporate taxation. Under the "imputation system," New Zealand tax paid by Telecom gives rise to credits (known as imputation credits) which can be "attached" to its dividends and used by a shareholder which is treated as a resident for New Zealand tax purposes to offset such holder's New Zealand income tax liability on those dividends. A United States holder cannot directly credit these imputation credits against such holder's withholding tax liability. However, the financial impact of the New Zealand withholding tax on cash dividends paid to a United States holder can be reduced under the New Zealand Foreign Investor Tax Credit ("FITC") regime.

Under the FITC regime, Telecom can obtain a tax credit based on the amount of imputation credits attached to dividends paid to non-New Zealand tax residents. This tax credit reduces Telecom's tax liability, providing it with cash to make a "supplementary" dividend distribution to non-New Zealand tax residents, which is in addition to the ordinary dividend. Provided that the cash dividend has imputation credits attached at the maximum rate allowed, the overall effect is that a non-New Zealand tax resident generally receives an aggregate after New Zealand tax cash dividend equating to the amount that would have been received if the withholding tax had not been imposed. To the extent imputation credits are attached at less than the maximum rate allowed, the level of supplementary dividend is reduced and thus the level of aggregate cash dividend is reduced.

In some cases, certain forms of non-New Zealand sourced income derived by Telecom and distributed to United States holders will be subject to total New Zealand tax at an effective rate of 15%. The benefit of the lower effective tax rate in respect of such income can be delivered to a United States holder by payment of an additional dividend equating to any "conduit tax relief credit" allocated by Telecom to the United States holder.

Stock dividends (also known as "bonus issues" for New Zealand tax purposes) made by Telecom will be categorised under New Zealand tax law as either taxable bonus issues or non-taxable bonus issues. Broadly speaking, taxable bonus issues arise where Telecom allows a shareholder to choose between the receipt of cash and the receipt of Shares (where the shareholder takes the Shares) or when Telecom issues Shares and elects to treat the issue as a taxable bonus issue. In general, any distribution by Telecom on or in respect of its Shares, other than a non-taxable bonus issue, will be considered a dividend for New Zealand tax purposes. Taxable bonus issues are treated as non-cash dividends for New Zealand tax purposes. Taxable bonus issues (as well as other non-cash dividends) made to a United States holder are subject to New Zealand withholding tax at the rate of zero percent to the extent that imputation credits are attached to the dividend at the maximum rate allowable. With respect to any remaining portion, New Zealand withholding tax will be payable by Telecom. Non-taxable bonus issues are not treated for New Zealand tax purposes as dividends and the New Zealand withholding tax does not apply to them. Telecom does not presently anticipate making any bonus issues.

Share repurchases and cancellations by Telecom are subject to a regime which treats the repurchase or cancellation amount as a dividend to the extent that it exceeds the amount of subscribed capital in Telecom. Subscribed capital is essentially the amount paid to Telecom in respect of the issue of Shares, less amounts of subscribed capital already returned to shareholders. If the amount paid on cancellation or redemption is less than the amount of Telecom's subscribed capital, the payment is generally not treated as a dividend. However, where Shares are repurchased "off-market" and aggregate payments to shareholders are less than 10% of the market value of all Shares in Telecom or to the extent the repurchase is in lieu of a dividend, payments to shareholders are treated as dividends. Where the company repurchases Shares "on-market", amounts received by shareholders are not dividends in the shareholders' hands. However, to the extent the payments exceed the available subscribed capital, tax is effectively required to be paid by Telecom on that excess amount.

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

Continuity Of Ownership Requirement

Telecom must satisfy continuity of ownership requirements to retain its imputation credits. To this end, it must maintain at least 66% of its ownership on a continuous basis from the date it derives imputation credits (i.e., pays a tax instalment) to the date it attaches the imputation credits to dividends (i.e., the date of the payment of the dividend). Accordingly, imputation credits in Telecom's imputation credit account will be lost upon the occurrence of a more than 34% change in its ownership at any time between the derivation of those credits and the attaching of those credits to dividends.

Ownership is measured by reference either to shareholders' voting interests or, in certain circumstances, to both voting interests and the market value of interests held in a company. In some cases, an attribution rule can apply to treat all less-than-10% non-associated shareholders in Telecom as a "single notional person". When this attribution rule applies, changes in the individual holding of these shareholders can be disregarded for calculating continuity of ownership.

Other Credits

Telecom may from time to time have other tax credits that it is able to attach to dividends. Considerations similar to those applying to imputation credits will arise. However, in the context of a "conduit tax relief credit" the continuity of ownership requirement focuses on changes in the relative level of New Zealand resident and non-New Zealand resident shareholders in Telecom.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Telecom is exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. Telecom employs risk management strategies including the use of derivatives such as interest rate swaps, interest rate options, foreign currency forwards, foreign currency swaps and cross currency interest rate swaps to manage these exposures. Any gains or losses on these hedging financial instruments are generally offset by gains or losses on the underlying exposures being hedged. Telecom monitors the use of derivative financial instruments through the use of well-defined market and credit risk limits and timely reports to senior management. Telecom does not hold or issue derivative financial instruments for trading purposes.

Telecom is also exposed to market risk arising from changes in equity prices with respect to its investments in shares in listed companies.

Interest Rate Risk Management

The objectives of interest rate risk management are to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom's interest expense/net earnings within policies approved by the Telecom Board of Directors.

As at 30 June 2001, Telecom had hedged approximately NZ$550 million of short-term debt through the use of interest rate swaps compared to NZ$10 million that was hedged in this manner at 30 June 2000. As at 30 June 2001, no interest rate options had been transacted to hedge forecast short-term debt. As at 30 June 2000, interest rate options totalling NZ$450 million had been transacted to hedge forecast short-term debt. Interest rate swaps have also been used to convert Telecom's floating rate obligations on term funding into fixed rate obligations.

The following table provides a sensitivity analysis of the estimated fair values of long-term debt and related derivatives, assuming an instantaneous 100 basis point upward and downward parallel shift in the yield curve as at 30 June 2001 and 2000.

----------------------------------------------------------------------------------------------------------------
NZ$ billions                                 Fair  value        Fair value assuming      Fair value assuming
                                                                  100 basis point          100 basis point
                                                                    upward shift            downward shift
----------------------------------------------------------------------------------------------------------------
As at 30 June 2001
Long-term debt and related                         4.0                   3.9                       4.2
derivatives

As at 30 June 2000
Long-term debt and related                         4.1                   3.9                       4.4
derivatives
----------------------------------------------------------------------------------------------------------------

Foreign Exchange Risk Management

The objective in managing foreign exchange risk is to protect against the risk that the eventual New Zealand dollar net cash flows resulting from purchases from foreign suppliers and foreign currency borrowings and expenditure will be adversely affected by changes in foreign currency exchange rates.

As at 30 June 2001, Telecom had used cross currency interest rate swaps with a contract value of NZ$2,575 million to hedge long-term debt denominated in US dollars, Euros, Swiss francs and Japanese yen (including US dollar denominated capital notes). As at 30 June 2000, Telecom had used cross currency interest rate swaps with a contract value of

NZ$2,063 million to hedge long-term foreign currency denominated debt (including US dollar denominated capital notes).

As at 30 June 2001, Telecom had also used foreign exchange forwards and foreign currency options with contract values of NZ$920 million to hedge short-term debt (principally denominated in US dollars), firm purchase commitments (mainly denominated in US dollars and Japanese yen), and partially hedge the investment in AAPT Limited. As at 30 June 2000, the contract value of such instruments was NZ$1,138 million.

The following table provides a sensitivity analysis of the estimated fair values of foreign exchange contracts hedging firm purchase commitments and the investment in AAPT, assuming a 10% increase or decrease in the various exchange rates to which Telecom is exposed.

----------------------------------------------------------------------------------------------------------------
NZ$ millions                                           Fair value           Fair value          Fair value
                                                                           assuming 10%        assuming 10%
                                                                             increase            decrease
----------------------------------------------------------------------------------------------------------------
As at 30 June 2001
Foreign currency forward exchange                           76                   59                  96
contracts, and options

As at 30 June 2000
Foreign currency forward exchange                           60                    4                 127
contracts and options
----------------------------------------------------------------------------------------------------------------

The functional currency for nearly all of Telecom's foreign operations is the local currency. The translation of Statement of Financial Performance and Statement of Financial Position balances of these entities into New Zealand dollars results in translation adjustments, which are recorded in the foreign currency translation reserve. As at 30 June 2001, Telecom's primary translation exposure was to the Australian dollar in respect of the Australian subsidiary that holds the investment in AAPT. This exposure is partially hedged, with gains or losses on the hedging contract also recorded in the foreign currency translation reserve.

Equity Risk

Telecom holds minority investments in publicly listed companies, principally Independent Newspapers Limited and Sky Network Television Limited. These investments expose Telecom to the risk of movements in the market prices of these listed securities. Telecom does not hedge this risk. The following table provides a sensitivity analysis of the estimated fair value of listed securities, assuming a 10% increase and decrease in the market prices of securities in which Telecom holds investments.

----------------------------------------------------------------------------------------------------------------
NZ$ millions                              Fair value          Fair value assuming 10%     Fair value assuming
                                                              increase in share price       10% decrease in
                                                                                              share price
----------------------------------------------------------------------------------------------------------------
As at 30 June 2001
Listed securities                            309                         340                       278

As at 30 June 2000
Listed securities                            158                         173                       142
----------------------------------------------------------------------------------------------------------------

Item 12. Description of Securities Other than Equity Securities

Not applicable.

                                     PART II
                                     -------

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Reserved

Not applicable.

Item 16. Reserved

Not applicable.

                                    PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

See Item 19 for a list of Financial Statements included as part of this Report.

Item 19. Exhibits

Financial Statements

1. The report of PricewaterhouseCoopers Independent Accountants is filed herewith. See F-1.
2. The Consolidated Financial Statements including the Notes are filed herewith. See F-2 to F-56

Exhibits

1. The Constitution of the Company as amended at the Annual Meeting of Shareholders held on 11 October 2001-submitted to the Commission under cover of Form 6-K dated 31 October 2001.

2.1 Second Amended and Restated Deposit Agreement between Telecom, Citibank N.A., and Holders and Beneficial Owners of American Depositary Shares- filed with the Commission under cover of Form F-6 on 18 February 2000.

2.2 Trust Deed dated 17 March 2000 (as amended by First Supplemental Trust Deed dated 1 June 2001) relating to a Euro Medium Term Note Programme, between TCNZ Finance Limited as Issuer, Telecom Corporation of New Zealand Limited and several of its guaranteeing subsidiaries named therein as Guarantors, and The Law Debenture Trust Corporation p.l.c. as Trustee-submitted to the Commission under cover of Form 6-K dated 5 December 2001.

         In addition, we are party to a number of other instruments defining the rights of holders of long-term debt. None of these instruments covers securities in an amount in excess of 10% of our total assets. We will furnish copies of those instruments to the Commission upon its request.

4.1 Telecom Share Option Scheme-submitted to the Commission under cover of Form 6-K dated 5 December 2001.

4.2 Telecom Restricted Share Scheme Scheme-submitted to the Commission under cover of Form 6-K dated 5 December 2001.

4.3 Telecom Australian Executive Option Scheme-submitted to the Commission under cover of Form 6-K dated 5 December 2001.

4.4 Agreement for Sale and Purchase of Mobile Radio Network Assets between Telecom New Zealand Limited and Teamtalk Limited dated 14 May 2001-submitted to the Commission under cover of Form 6-K dated 5 December 2001.

4.5 Chief Executive's Employment Contract plus amendments thereto as follows:

         .    Appointment Letter dated 10 August 1999
         .    Telecom Executive Option Scheme Offer Letter dated 10 August 1999
         .    Telecom Executive Option Scheme Offer Letter dated 7 August 2000
         .    Remuneration Letter dated 21 August 2001
         .    Telecom Share Option Scheme Grant Letter dated 28 September 2001 submitted to the Commission under cover of Form 6-K dated 5 December 2001.

Certain schedules, exhibits or annexes have been omitted. The Company hereby undertakes to provide them to the Commission upon its request.

8.       List of Significant Subsidiaries-attached as Exhibit 8.

Report of Independent Accountants

To the Board of Directors and
Shareholders of Telecom Corporation of New Zealand Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of financial performance, movements in equity and cash flows present fairly, in all material respects, the financial position of Telecom Corporation of New Zealand Limited (the "Company") and its subsidiaries at 30 June 2001, 2000 and 1999, and their results of operations and their cash flows for the years ended 30 June 2001 and 2000, the three months ended 30 June 1999, and the year ended 31 March 1999, in conformity with generally accepted accounting practice in New Zealand. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with New Zealand and United States' generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. Generally accepted accounting practice in New Zealand vary in certain significant respects from generally accepted accounting principles in the United States. The application of the latter would have affected the determination of consolidated net earnings for the years ended 30 June 2001 and 2000, the three months ended 30 June 1999, and the year ended 31 March 1999 and the determination of consolidated shareholders' funds at 30 June 2001, 2000 and 1999 and 31 March 1999 to the extent summarised in Note 31 to the consolidated financial statements.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Chartered Accountants
9 August 2001                                            Wellington, New Zealand

Telecom Corporation of New Zealand Limited and Subsidiaries

                 Consolidated Statement of Financial Performance
For the year ended 30 June 2001

                                                                                       Three
                                                                                       months
                                                                                       ended     Year ended
                                                                Year ended 30 June     30 June    31 March
                                                             -----------------------------------------------
                                                                 2001        2000        1999        1999
------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)      notes        NZ$         NZ$         NZ$         NZ$
------------------------------------------------------------------------------------------------------------
Operating revenues
   Local service                                                1,071       1,064         264       1,058
   Calling                                           2          1,816       1,488         270       1,161
   Interconnection                                                 97          90          20          65
   Cellular and other mobile services                             865         717         132         484
   Internet                                                       169         102          13          36
   Data                                                           601         433          83         306
   Other operating revenues                          2          1,029         441          67         328
   Abnormal revenues                                 4            (12)         15          15          16
                                                             --------------------------------------------

                                                                5,636       4,350         864       3,454
                                                             --------------------------------------------


Operating expenses

   Labour                                            3            572         486         112         479
   Cost of sales                                                1,852       1,079         118         451
   Other operating expenses                          3            909         728         131         545
   Abnormal expenses                                 4            256           -          22          15
                                                             --------------------------------------------

                                                                3,589       2,293         383       1,490
                                                             --------------------------------------------


Earnings before interest, taxation, depreciation
  and amortisation                                              2,047       2,057         481       1,964

Depreciation and amortisation                        5            722         627         138         560
                                                             --------------------------------------------

Earnings before interest and taxation                           1,325       1,430         343       1,404

Interest income                                                    53          34          11          45
Interest expense                                     6           (434)       (299)        (54)       (241)
                                                             --------------------------------------------

Earnings before income tax                                        944       1,165         300       1,208

Income tax expense                                   7           (283)       (368)        (91)       (384)
                                                             --------------------------------------------

Earnings after income tax                                         661         797         209         824

Share of losses of associate companies after
  income tax                                                      (18)         (6)         (7)          -
Minority interests in profits of subsidiaries                       -          (8)          -          (2)
                                                             --------------------------------------------

Net earnings attributable to shareholders                         643         783         202         822
                                                             ============================================

Net earnings per share                                       $  0.364     $ 0.447     $ 0.115     $ 0.469
                                                             ============================================


Weighted average number of ordinary
  shares outstanding (in millions)                              1,767       1,753       1,753       1,752
                                                             ============================================


See accompanying notes to the financial statements.

Unaudited comparative information for the three months ended 30 June 1998 and the year ended 30 June 1999 is disclosed in Note 30 of these financial statements.

Telecom Corporation of New Zealand Limited and Subsidiaries

                  Consolidated Statement of Movements in Equity
For the year ended 30 June 2001

                                                                                       Three
                                                                                       months        Year
                                                                                       ended        ended
                                                               Year ended 30 June     30 June      31 March
                                                             -------------------------------------------------
                                                                2001        2000        1999        1999
--------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                note        NZ$         NZ$         NZ$         NZ$
--------------------------------------------------------------------------------------------------------------
Equity at the beginning of the period                           1,219       1,093       1,092       1,069

Net earnings attributable to shareholders                         643         783         202         822
Movement in foreign currency translation reserve      18          (61)         48           1           -
                                                             --------------------------------------------
Total recognised revenues and expenses for the period             582         831         203         822

Movement in minority interests                                    (83)         82           -           1
Dividends                                             18         (303)       (906)       (227)       (910)
Tax credit on supplementary dividends                              34         100          25         104
Capital contributed                                   18          554          19           -           6
                                                             --------------------------------------------

Equity at the end of the period                                 2,003       1,219       1,093       1,092
                                                             ============================================

Represented by:

Contributed capital                                             1,482         928         909         909
Foreign currency translation reserve                  18          (12)         49           1           -
Minority interests                                                  6          89           7           7
Retained earnings                                                 527         153         176         176
                                                             --------------------------------------------

                                                                2,003       1,219       1,093       1,092
                                                             ============================================

See accompanying notes to the financial statements.

Telecom Corporation of New Zealand Limited and Subsidiaries

                  Consolidated Statement of Financial Position
As at 30 June 2001


                                                                    30 June       30 June       30 June
                                                                  ------------------------------------------
                                                                       2001          2000          1999
------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                      notes        NZ$           NZ$           NZ$
------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash                                                                    94            81            29
Short-term investments                                       8         115           617           114
Receivables and prepayments                                  9       1,043           918           691
Inventories                                                 10          38            40            48
                                                                  ---------------------------------------

Total current assets                                                 1,290         1,656           882

Long-term investments                                       11         737           455           530
Intangibles                                                 12       2,044         1,620            56
Fixed assets                                                13       4,901         4,250         3,774
                                                                  ---------------------------------------

Total assets                                                         8,972         7,981         5,242
                                                                  =======================================


LIABILITIES AND EQUITY

Current liabilities:

Bank overdraft                                                          18             -             -
Accounts payable and accruals                               14       1,404         1,242           821
Provisions - current                                        15          59            11            64
Debt due within one year                                    16       2,165         1,462         1,064
Provision for dividend                                      18           -           227           227
                                                                  ---------------------------------------

Total current liabilities                                            3,646         2,942         2,176

Deferred taxation                                            7          23            13            25
Provisions - non-current                                    15           2             3             3
Long-term debt                                              17       3,298         3,804         1,945
                                                                  ---------------------------------------

Total liabilities                                                    6,969         6,762         4,149
                                                                  ---------------------------------------

Commitments and contingent liabilities                    20,21

Equity:                                                     18
Shareholders' funds                                                  1,997         1,130         1,086
Minority interests                                                       6            89             7
                                                                  ---------------------------------------

Total equity                                                         2,003         1,219         1,093
                                                                  ---------------------------------------


Total liabilities and equity                                         8,972         7,981         5,242
                                                                  =======================================




On behalf of the Board

RODERICK DEANE, Chairman     THERESA GATTUNG, Chief Executive and Managing
                             Director

Authorised for issue on 9 August 2001

See accompanying notes to the financial statements.

Telecom Corporation of New Zealand Limited and Subsidiaries

                      Consolidated Statement of Cash Flows
For the year ended 30 June 2001

                                                                                             Three
                                                                                             months        Year
                                                                                             ended         Ended
                                                                      Year ended 30 June     30 June      31 March
                                                                    -----------------------------------------------
                                                                       2001        2000        1999        1999
-------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                           note                    NZ$         NZ$         NZ$         NZ$
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Cash was provided from/(applied to):
    Cash received from customers                                      5,172       4,192         872       3,423
    Proceeds from cross border leases                                    20           -          15           -
    Proceeds from liquidation of Executive Plan, net                      -           -           -          16
    Interest income                                                      54          19          10          41
    Dividend income                                                     248           4           1           4
    Payments to suppliers and employees                              (3,114)     (2,093)       (399)     (1,380)
    Restructuring, onerous contracts and Year 2000 payments              (5)        (58)        (16)        (65)
    Income tax (paid)/refunded                                         (184)       (311)         51        (304)
    Interest paid on debt                                              (433)       (285)        (41)       (240)
                                                                    -----------------------------------------------

Net cash flows from operating activities                         25   1,758       1,468         493       1,495
                                                                    -----------------------------------------------

Cash flows from investing activities
Cash was provided from/(applied to):
    Sale of fixed assets                                                 37          57           1          21
    Sale/(purchase) of short-term investments, net                      537        (486)        560        (252)
    Purchase of long-term investments                                  (309)       (238)       (104)          -
    Proceeds from sale of subsidiary companies                            -          95           -          16
    Acquisition of AAPT Limited, excluding cash acquired               (635)     (1,189)       (385)          -
    Purchase of fixed assets                                         (1,478)       (837)       (142)       (554)
    Capitalised interest paid                                           (44)        (18)         (3)         (9)
                                                                    -----------------------------------------------

Net cash flows applied to investing activities                       (1,892)     (2,616)        (73)       (778)
                                                                    -----------------------------------------------

Cash flows from financing activities
Cash was provided from/(applied to):
    Proceeds from long-term debt                                        412       1,850           9          12
    Repayment of long-term debt                                        (513)       (246)        (49)       (199)
    Proceeds/(repayment) of short-term debt, net                        212         466        (135)        378
    Capital contributed                                                 495          23           -           6
    Dividends paid                                                     (477)       (894)       (228)       (914)
                                                                    ----------- ----------- ----------- -----------

Net cash flows from/(applied to) financing activities                   129       1,199        (403)       (717)
                                                                    -----------------------------------------------

Net cash flow                                                            (5)         51          17           -
Foreign currency translation adjustment                                   -           1           -           -
Opening cash position (including bank overdrafts)                        81          29          12          12
                                                                    -----------------------------------------------

Closing cash position (including bank overdrafts)                        76          81          29          12
                                                                    ===============================================

See accompanying notes to the financial statements.

Telecom Corporation of New Zealand Limited

                       Statement of Financial Performance
For the year ended 30 June 2001

                                                                                  Parent Company
                                                                      -------------------------------------
                                                                                Year ended 30 June
                                                                      -------------------------------------
                                                                             2001                 2000
-----------------------------------------------------------------------------------------------------------
(Dollars in millions)                                         notes           NZ$                  NZ$
-----------------------------------------------------------------------------------------------------------
Operating revenues                                              2             436                  822

Operating expenses                                                             (2)                   -
                                                                      -------------------------------------

Earnings before interest and taxation                                         434                  822

Interest income                                                 6             190                  104
Interest expense                                                6            (370)                (254)
                                                                      -------------------------------------
Earnings before income tax                                                    254                  672

Income tax credit                                               7              62                   50
                                                                      -------------------------------------

Net earnings                                                                  316                  722
                                                                      =====================================


                        Statement of Movements in Equity
For the year ended 30 June 2001

                                                                                  Parent Company
                                                                      -------------------------------------
                                                                                Year ended 30 June
                                                                      -------------------------------------
                                                                              2001                2000
-----------------------------------------------------------------------------------------------------------
(Dollars in millions)                                         notes           NZ$                  NZ$
-----------------------------------------------------------------------------------------------------------
Equity at the beginning of the year                                           601                  666
Net earnings                                                                  316                  722
                                                                      -------------------------------------
                                                                              917                1,388

Dividends                                                      18            (303)                (906)
Tax credit on supplementary dividends                                          34                  100
Capital contributed                                            18             554                   19
                                                                      -------------------------------------

Equity at the end of the year                                               1,202                  601
                                                                      =====================================

Represented by:

Contributed capital                                                         1,482                  928
Retained earnings                                                            (280)                (327)
                                                                      -------------------------------------

                                                                            1,202                  601
                                                                      =====================================

See accompanying notes to the financial statements.

Telecom Corporation of New Zealand Limited

                         Statement of Financial Position
As at 30 June 2001

                                                                                  Parent Company
                                                                      -------------------------------------
                                                                            30 June            30 June
                                                                      -------------------------------------
                                                                             2001               2000
-----------------------------------------------------------------------------------------------------------
(Dollars in millions)                                         notes          NZ$                  NZ$
-----------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
Prepaid income tax                                              7              -                   6
Accounts receivable                                                            -                   2
                                                                      -------------------------------------

Total current assets                                                           -                   8
Future tax benefit                                              7              -                  25
Investments                                                    11          5,952               5,033
                                                                      -------------------------------------

Total assets                                                               5,952               5,066
                                                                      =====================================

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accruals                                  14             13                  18
Provision for dividend                                         18              -                 227
Due to subsidiary companies                                    22          4,737               4,220
                                                                      -------------------------------------

Total current liabilities                                                  4,750               4,465
                                                                      -------------------------------------

Commitments and contingent liabilities                       20,21

Equity:                                                        18
Shareholders' funds                                                        1,202                 601
                                                                      -------------------------------------

Total liabilities and equity                                               5,952               5,066
                                                                      =====================================



On behalf of the Board



RODERICK DEANE, Chairman           THERESA GATTUNG, Chief Executive and Managing
                                   Director

Authorised for issue on 9 August 2001

See accompanying notes to the financial statements.

Telecom Corporation of New Zealand Limited

                             Statement of Cash Flows
For the year ended 30 June 2001

                                                                                Parent Company
                                                                      -------------------------------------
                                                                               Year ended 30 June
                                                                      -------------------------------------
                                                                             2001               2000
-----------------------------------------------------------------------------------------------------------
(Dollars in millions)                                    note                 NZ$                NZ$
-----------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Cash was provided from/(applied to):
    Interest income                                                          193                 104
    Dividends received from subsidiary companies                             434                 808
    External dividends received                                                2                   -
    Interest paid on debt                                                   (370)               (253)
                                                                      -------------------------------------
Net cash flows from operating activities                   25                259                 659
                                                                      -------------------------------------

Cash flows from investing activities
Cash was provided from/(applied to):
    Advances (to)/from subsidiary companies, net                            (274)                735
    Purchase of investments, net                                              (5)               (507)
                                                                      -------------------------------------

Net cash flows from/(applied to) investing activities                       (279)                228
                                                                      -------------------------------------

Cash flows from financing activities
Cash was provided from/(applied to):
    Dividends paid                                                          (475)                (891)
    Capital contributed                                                      495                    4
                                                                      -------------------------------------

Net cash flows from/(applied to) financing activities                         20                 (887)
                                                                      -------------------------------------

Net cash flow                                                                  -                    -
Opening cash position                                                          -                    -
                                                                      -------------------------------------
Closing cash position                                                          -                    -
                                                                      =====================================


See accompanying notes to the financial statements.

                        Notes To The Financial Statements

NOTE 1  STATEMENT OF ACCOUNTING POLICIES

     Reporting Entity and Statutory Base

     Telecom Corporation of New Zealand Limited is a company registered in New Zealand under the Companies Act 1993, and is an issuer for the purposes of the Financial Reporting Act 1993.

     The financial statements presented are those of Telecom Corporation of New Zealand Limited (the "Company" or the "Parent Company"), its subsidiaries and associates (the "Telecom Group" or "Telecom").

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

     Basis of Preparation

     The financial statements have been prepared in accordance with the Financial Reporting Act 1993 which requires compliance with accounting practice generally accepted in New Zealand ("NZ GAAP"). This differs in certain significant respects from accounting practice generally accepted in the United States ("US GAAP"). For a description of the significant differences and related effect on these financial statements, see Note 31.

     The financial statements are expressed in New Zealand dollars. References in these financial statements to "$" and "NZ$" are to New Zealand dollars, references to "US$" are to US dollars, references to "A$" are to Australian dollars and references to "GBP" are to Pounds Sterling.

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

     Associate companies are reflected in the consolidated financial statements using the equity method, whereby Telecom's share of the results of associates is included in consolidated net earnings attributable to shareholders.

     Where the equity accounted carrying amount of an investment in an entity falls below zero, the equity method of accounting is suspended and the investment recorded at zero. If this occurs, the equity method of accounting is not resumed until such time as Telecom's share of losses and reserve decrements, not recognised during the financial years in which the equity method was suspended, are offset by the current share of profits and reserves.

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

NOTE 1  STATEMENT OF ACCOUNTING POLICIES
     (continued)

     Revenue Recognition

     Telecom recognises revenues as it provides services or delivers products to customers. Billings for telecommunications services are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue recognition is deferred in respect of the portion of fixed monthly charges that have been billed in advance.

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

     Interest rate swaps and cross currency interest rate swaps that hedge an underlying physical exposure are accounted for using the accrual method of accounting. Interest receivable and payable under the terms of the interest rate swaps and cross currency interest rate swaps are accrued over the period to which the payments or receipts relate, and are treated as an adjustment to interest expense.

     The foreign exchange gains and losses on the principal value of cross currency swaps are reflected in the Statement of Financial Performance using the spot rate which offsets the foreign exchange gains and losses recorded on the underlying hedged transaction.

     Premiums paid for interest rate and currency options and the net settlement on maturity of forward rate agreements are amortised over the life of the underlying hedged item.

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

                        Notes to the Financial Statements
continued

NOTE 1 STATEMENT OF ACCOUNTING POLICIES
     (continued)

     Changes in Accounting Policies

     Dividends Proposed After Balance Date

     During the year ended 30 June 2001, Telecom changed its accounting policy for the recognition of dividends proposed after balance date. Under the new policy, dividends proposed after balance date are disclosed in the notes to the financial statements (refer Note 28). Previously, all proposed dividends were recognised as liabilities in the Statement of Financial Position. This change has been made to conform to the requirements of the revised FRS 5 "Events After Balance Date", issued by the Institute of Chartered Accountants of New Zealand, which is effective for financial years ending on or after 30 June 2001.

     Classification of Capital Notes

     Telecom issued long-term fixed interest unsecured subordinated capital notes in the year ended 31 March 1998. Historically these have been classified in the Statement of Financial Position as a component of equity, with coupons paid to capital note holders shown net of tax following net earnings after income tax in the Statement of Financial Performance.

     Subsequent to the issue of the capital notes, International Accounting Standard IAS 39 "Financial Instruments: Recognition and Measurement" and Australian Accounting Standard AASB 1033 "Presentation and Disclosure of Financial Instruments" have been published. Both of these pronouncements, which in the absence of a New Zealand financial reporting standard are applicable sources of NZ GAAP, require instruments such as the capital notes to be classified as debt.

     Accordingly, Telecom has reclassified its capital notes from equity to debt in the financial statements for the year ended 30 June 2001. Coupon payments on capital notes previously shown separately net of tax have been included pre-tax within interest expense. Movements in the capital notes balance are no longer included in the Statement of Movements in Equity. In the Statement of Cash Flows, payment of capital note coupons previously included separately within cash flows from financing activities have been reclassified to be included in "interest paid on debt" within cash flows from operating activities.

     In order to facilitate meaningful comparisons with prior periods, the reclassification of capital notes from equity to debt has been reflected throughout all periods presented. These reclassifications have had no impact on Telecom's reported net earnings attributable to shareholders or net earnings per share.

     Revenue Recognition

     During the year ended 30 June 2001 Telecom changed its policy for recognising revenue on sales of prepaid cellular minutes and monthly Internet access billings. Revenue on these products was previously recognised at the time of sale and billing respectively. Under the new policy revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided.

     The reason for this change in policy was to align with recently issued overseas guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products. The impact of the change is a one-off reduction in revenue in the current year of $12 million, which has been disclosed as an abnormal item (see Note 4).

     Except for the changes in accounting policies referred to above, the accounting policies used in the preparation of the financial statements for the year ended 30 June 2001 are consistent with those used in the preparation of the published financial statements for the year ended 30 June 2000, three month transition period ended 30 June 1999 and the year ended 31 March 1999.

                        Notes to the Financial Statements
continued

NOTE   2   CALLING AND OTHER OPERATING REVENUES

                                                                             Telecom Group
                                                         -------------------------------------------------------
                                                                                         Three
                                                                                      months ended  Year ended
                                                              Year ended 30 June        30 June      31 March
                                                         -------------------------------------------------------
                                                              2001          2000         1999          1999
                                      --------------------------------------------------------------------------
                                      (Dollars in millions)   NZ$          NZ$            NZ$          NZ$
                                      --------------------------------------------------------------------------
 Calling
    National                                                1,181           932           171           709
    International                                             568           506            88           400
    Other                                                      67            50            11            52
                                                         -------------------------------------------------------

                                                            1,816         1,488           270         1,161
                                                         =======================================================
 Other operating revenues
    Directories                                               188           176            19           160
    Equipment                                                  63            84            28           109
    Miscellaneous other                                       527           177            19            55
    Dividends from associates                                 245             -             -             -
    Dividends from other investments                            6             4             1             4
                                                         -------------------------------------------------------
                                                            1,029           441            67           328
                                                         =======================================================

International Revenue

Included within international revenue is the net margin on "new age transit" traffic. New age transit revenue is generated where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers' networks. Telecom receives an inwards payment from the originating carrier and makes an outpayment to the terminating carrier. The net of these payments is recorded within Telecom's international revenue. Gross payments under new age transit arrangements are shown below.

                                                                             Telecom Group
                                                         -------------------------------------------------------
                                                                                         Three
                                                                                      months ended  Year ended
                                                              Year ended 30 June        30 June      31 March
                                                         -------------------------------------------------------
                                                             2001          2000           1999          1999
                                      --------------------------------------------------------------------------
                                      (Dollars in            NZ$           NZ$            NZ$           NZ$
                                      millions)
                                      --------------------------------------------------------------------------
Inwards payments                                              258           204            56           176
Outpayments                                                  (217)         (170)          (47)         (147)
                                                         -------------------------------------------------------
Net new age transit margin                                     41            34             9            29
                                                         =======================================================

Miscellaneous Other Revenue

Miscellaneous other revenue comprises revenue from a variety of sources. The significant increase in miscellaneous other revenue for the year ended 30 June 2001 results from resale services revenue generated by AAPT. Miscellaneous other revenue for the year ended 30 June 2001 also includes a gain of $20 million recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross border finance lease.

Dividends From Associates

Dividends from associates represent dividends received from Telecom's investment in the Southern Cross Cable Network. Total dividends of $263 million were received during the year. The first $18 million was applied to the carrying value of Telecom's equity investment (see Note 11), reducing it to nil resulting in suspension of the equity method. Remaining dividends of $245 million were included in Other operating revenues.

Parent Company

Operating revenues principally comprise dividends received from subsidiary companies.

                        Notes to the Financial Statements
continued

NOTE 3   OPERATING EXPENSES

     Labour

     Included in labour costs are pension contributions of $2 million to the New Zealand Government Superannuation Fund (30 June 2000: $3 million, 30 June 1999: $1 million, 31 March 1999: $4 million) and $10 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992, (30 June 2000: $5 million). Telecom has no other obligations to provide pension benefits in respect of present employees.

                                                                                       Telecom Group
                                                                   -------------------------------------------------------
                                                                                                   Three
                                                                                                months ended  Year ended
                                                                        Year ended 30 June        30 June      31 March
                                                                   -------------------------------------------------------
                                                                        2001         2000          1999          1999
                                                --------------------------------------------------------------------------
                                                (Dollars in millions)   NZ$          NZ$            NZ$          NZ$
                                                --------------------------------------------------------------------------
Other Operating Expenses

Other operating expenses include:
Lease and rental costs                                                   52            42             8            33
Research and development costs                                           11             5             1            10
Foreign exchange (gains)/losses                                          (4)           (4)            -             1
Bad debts written off                                                    32            40             5            25
Increase in provision for doubtful accounts                              21             7             -             2
Provision for inventory obsolescence                                      -             2             -             2
Loss on disposal of fixed assets                                          3             7             -             5
Auditors' remuneration:
    Audit fees paid to principal auditors                                 1             1             -             1
    Fees paid for other services provided by principal auditors           5             3             1             3
Directors' fees                                                           1             1             -             1


Donations

The donation expense for the year was $54,000. In addition, Telecom makes available telecommunications services free of charge or at reduced rates to the community, principally the 111 emergency service, and also provides substantial support to educational and charitable organisations.

                        NOTES TO THE FINANCIAL STATEMENTS
       continued

NOTE 4 ABNORMAL ITEMS


                                                                            Telecom Group
                                                        ------------------------------------------------------
                                                                                        Three
                                                                                     months ended Year ended
                                                             Year ended 30 June        30 June     31 March
                                                        ------------------------------------------------------
                                                            2001          2000          1999         1999
                                     -------------------------------------------------------------------------
                                     (Dollars in millions)  NZ$           NZ$           NZ$           NZ$
                                      -------------------------------------------------------------------------
     Abnormal Revenues

     Revenue recognition                                     (12)            -             -             -
     Sale of AAPT Sat-Tel Pty Limited                          -            15             -             -
     Cross border lease                                        -             -            15             -
     Liquidation of the executive share ownership plan         -             -             -            16
                                                        -----------------------------------------------------
                                                             (12)           15            15            16
                                                        ======================================================

     Abnormal Expenses

     Close down of CDMA rollout in Australia                 215             -             -             -
     Write-off of network assets and project costs            41             -             -             -
     Onerous contract buy-out costs                            -             -            22             -
     Restructuring costs                                       -             -             -            15
                                                        ------------------------------------------------------
                                                             256             -            22            15
                                                        ======================================================

     Abnormal Revenues

     Revenue Recognition - Change in Accounting Policy

     In 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Previously, revenue on these products had been recognised at the time of sale and billing respectively. Under the new policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided. This change was made to align with recently issued international accounting guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products.

     The impact of this change in accounting policy was a one-off deferral of revenue of $12 million. This is made up of a deferral of cellular revenue of $10 million and Internet revenue of $2 million.

     Sale of AAPT Sat-Tel Pty Limited

     In March 2000, AAPT Limited ("AAPT") completed the sale of its wholly owned subsidiary AAPT Sat-Tel Pty Limited to New Skies Networks Australia Pty Limited. Included in the Consolidated Statement of Financial Performance are post acquisition profits relating to this sale, before minority interests, of $15 million.

     Cross Border Lease

     During the three months ended 30 June 1999, a gain of $15 million was recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross border finance lease. Subsequent instances of such gains have been classified within Miscellaneous other income (see Note 2).

     Liquidation of the Executive Share Ownership Plan (the "Executive Plan")

     The liquidation of the Executive Plan was completed in March 1999. The Trustee of the Executive Plan had disposed of the 1.9 million unallocated shares held on trust and remitted the net proceeds to Telecom as the residuary beneficiary. The net proceeds received were $16 million.

                        NOTES TO THE FINANCIAL STATEMENTS

       continued

NOTE   4  ABNORMAL ITEMS (continued)

       Abnormal Expenses

       Close Down of CDMA Rollout in Australia

       In December 2000 Telecom announced that AAPT and Lucent Technologies ("Lucent") had agreed to a comprehensive review of the rollout of the A $500 million CDMA mobile network in Australia. On 3 May 2001, Telecom announced that AAPT and Lucent had agreed to close down the rollout of the Australian CDMA mobile network and to work co-operatively together to resolve outstanding issues, while preserving their respective legal positions in the meantime.

       As part of the activities to close down the project, AAPT has sought to identify all amounts actually spent or contractually committed in connection with the project. Costs incurred in connection with the project included costs of fixed assets, payments to Lucent and other suppliers, costs associated with site acquisition, costs of labour and consultants employed on the project and other miscellaneous costs. Committed costs consist primarily of lease commitments, further payments to suppliers and other project expenditure. An assessment has been carried out to determine the realisable value of assets acquired, either through sale or redeployment, as well as the extent to which committed costs can be mitigated.

       A charge has been recognised in the year ended 30 June 2001 for the cost of writing off project costs capitalised to work in progress and providing for the discounted present value of contractually committed future expenditure to the extent that this cannot be mitigated via negotiation or assignment. The provision is broken down as follows:

                                                                                            Telecom Group
                                                                                           -----------------
                                                                                              Year ended
                                                                                                30 June
                                                                                           -----------------
                                                                                                 2001
                                                                          ----------------------------------
                                                                          (Dollars in millions)   NZ$
                                                                          ----------------------------------
       Write-off of project costs                                                                 159
       Provision for committed future expenditure                                                  56
                                                                                           -----------------

       Total charge to abnormal expenses                                                          215
                                                                                           =================


       The calculation of the abnormal charge has been based on management's current estimate of the amounts required to reduce the carrying value of assets to recoverable amount and the net amount that will ultimately be required to settle lease liabilities and similar non-cancellable commitments. Actual results could differ from these estimates.

       All outstanding issues with Lucent relating to the project and its closedown have been resolved.

                        NOTES TO THE FINANCIAL STATEMENTS

       Continued

 NOTE  4  ABNORMAL ITEMS (continued)

          Write-off of network assets and project costs

          As part of a review of network assets, certain assets have been identified as no longer being required for business operations. As these assets have been determined to have no residual value, they have been fully written-off at 30 June 2001.

          The majority of the write-off relates to assets acquired in connection with the deployment of residential hybrid fibre/coax (HFC) cable by First Media Limited (a wholly owned Telecom subsidiary). A decision was made in 1998 to discontinue the deployment and the costs of terminating the roll-out and reorganising First Media Limited were provided for in the financial year ended 31 March 1998. The cable assets were retained for the provision of future services, however the usage of these assets has subsequently fallen to minimal levels and the decision has been taken to decommission the network. A total charge of $22 million has been included in the results for the year ended 30 June 2001, representing the cost of writing off HFC cables and network equipment and minor decommissioning costs.

          The remainder of the abnormal charge represents the costs of writing off other network equipment made surplus by changing business requirements and the cost of expensing accumulated balances in respect of projects that will not result in capitalisable assets to the Group. The network assets are expected to be disposed of within the next 12 months.

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

 NOTE  5  DEPRECIATION AND AMORTISATION

                                                                             Telecom Group
                                                         -----------------------------------------------------
                                                                                         Three
                                                                                     months ended   Year ended
                                                              Year ended 30 June        30 June      31 March
                                                         -----------------------------------------------------
                                                             2001          2000           1999         1999
                                      ------------------------------------------------------------------------
                                      (Dollars in millions)  NZ$           NZ$           NZ$           NZ$
                                      ------------------------------------------------------------------------
       Depreciation                                          619           583            136           553
       Amortisation                                          103            44              2             7
                                                         -----------------------------------------------------

                                                             722           627            138           560
                                                         =====================================================

                        NOTES TO THE FINANCIAL STATEMENTS

      continued

NOTE  6  INTEREST

                                                                             Telecom Group
                                                         -----------------------------------------------------
                                                                                         Three
                                                                                      months ended  Year ended
                                                              Year ended 30 June        30 June      31 March
                                                         -----------------------------------------------------
                                                             2001          2000           1999         1999
                                      ------------------------------------------------------------------------
                                      (Dollars in millions)  NZ$           NZ$           NZ$           NZ$
                                      ------------------------------------------------------------------------
      Interest expense:
         Fixed loans                                          217           108            23           110
         Finance leases                                         1             2             1             5
         Other interest                                       176           126            13            53
         Capital notes                                         82            81            20            82
         Convertible notes                                      2             -             -             -
                                                         -----------------------------------------------------

                                                              478           317            57           250
         Less interest capitalised                            (44)          (18)           (3)           (9)
                                                         -----------------------------------------------------

      Total interest expense                                  434           299            54           241
                                                         =====================================================

      Parent Company

      Interest income and interest expense comprise interest received from and paid to subsidiary companies.

NOTE  7  INCOME TAX

      The income tax expense/(credit) is determined as follows:

                                                           Telecom Group                           Parent Company
                                          ------------------------------------------------    -----------------------
                                                                      Three
                                                                  months ended  Year ended
                                            Year ended 30 June       30 June     31 March        Year ended 30 June
                                          ------------------------------------------------    -----------------------
                                              2001       2000         1999        1999           2001        2000
                  ------------------------------------------------------------------------    -----------------------
                  (Dollars in millions)        NZ$         NZ$         NZ$         NZ$            NZ$        NZ$
                  ------------------------------------------------------------------------    -----------------------
      Earnings before income tax              944        1,165        300          1,208          254         672
                                            ================================================  =======================

      Tax at current rate of 33%              312          384         99            399           84         222
      Adjustments to taxation for permanent
      differences:
        Intercompany dividends                  -            -          -              -         (143)       (267)
        Other                                 (29)         (16)        (8)           (15)          (3)         (5)
                                            ------------------------------------------------  -----------------------
      Income tax expense/(credit)             283          368         91            384          (62)        (50)
                                            ================================================  =======================

      The income tax expense/(credit) is
      represented by:
        Current taxation                      287          321         92            361          (62)        (50)
        Deferred taxation                      (1)          47         (1)            23            -           -
        Overprovided in prior years            (3)           -          -              -            -           -
                                            ------------------------------------------------  -----------------------
                                              283          368         91            384          (62)        (50)
                                            ================================================  =======================

      Deferred income tax expense/(credit)
      results from the following:
        Depreciation                           (6)          32         (1)             9            -           -
        Provisions, accruals and other        (31)          (1)        (5)             7            -           -
        Year 2000 expenditure                   2            8          2              3            -           -
        Tax losses in overseas subsidiary
         company                               32            1          -              -            -           -
        Restructuring provisions                2            7          3              4            -           -
                                            ----------------------------------------------    -----------------------
                                               (1)          47         (1)            23            -           -
                                            ==============================================    =======================

                        Notes to the Financial Statements
     continued

NOTE 7 INCOME TAX (continued)

     The Statement of Financial Position balances are:

                                                                    Telecom Group                  Parent Company
                                                            ------------------------------      -------------------
                                                                       30 June                        30 June
                                                            ------------------------------      -------------------
                                                              2001      2000      1999            2001      2000
                                   -------------------------------------------------------      -------------------
                                   (Dollars in millions)       NZ$        NZ$      NZ$             NZ$       NZ$
                                   -------------------------------------------------------      -------------------
Current taxation:
    Balance at the beginning of the period                      23       (23)       71               6        65
    Total taxation (expense)/credit in the current period     (287)     (321)      (92)             62        50
    Tax paid/(refunded)                                        184       311       (51)              -         -
    Supplementary dividend tax credit
      - previous year fourth quarter final                      25         -        26              25         -
      - first, second and third quarter interims                34        75         -              34        75
      - transition period interim                                -         -        25               -         -
    Tax loss offset with subsidiary companies                    -         -         -             (69)      (59)
    Supplementary dividend tax credit offset with
    subsidiary companies                                         -         -         -             (58)     (126)
    Over provided in prior year                                  3         -         -               -         -
    Transfer from deferred taxation                             15       (18)        -               -         -
    Other                                                       15        (1)       (2)              -         1
                                                            --------------------------          -------------------
Prepaid income tax/(income tax payable)(see Notes 9 and 14)     12        23       (23)              -         6
                                                            ==========================          ===================

Deferred taxation:
    Balance at the beginning of the period                     (13)      (25)        -              25         -
    Provided in the current period                               1       (47)        1               -         -
    Supplementary dividend tax credit
      - previous year fourth quarter interim and special       (25)        -       (26)            (25)        -
      - current year fourth quarter final                        -        25         -               -        25
    Transfer to current taxation                               (15)       18         -               -         -
    Balance on acquisition of subsidiary company                 -        14         -               -         -
    Other                                                       29         2         -               -         -
                                                            ----------------------------      ---------------------
(Deferred taxation)/future tax benefit                         (23)      (13)      (25)              -        25
                                                            ============================      =====================

Deferred taxation balances consist of the following:
    Depreciation                                              (121)     (128)      (92)              -         -
    Provisions, accruals and other                              89        45        39               -         -
    Year 2000 expenditure                                        9        11        19               -         -
    Restructuring provisions                                     -         2         9               -         -
    Tax losses in overseas subsidiary company                    -        32         -               -         -
    Supplementary dividend tax credit                            -        25         -               -        25
                                                            ----------------------------      ---------------------
                                                               (23)      (13)      (25)              -        25
                                                            ============================      =====================


     At 30 June 2001, a deferred tax asset of $8 million (30 June 2000: $7 million, 30 June 1999: $6 million), in respect of timing differences relating to depreciation on buildings, has not been recognised.

     In accordance with the Income Tax Act 1994, Telecom received tax credits from the Inland Revenue Department equivalent to the supplementary dividends paid.

     AAPT has not recognised in its deferred taxation balance the tax effect of accumulated losses amounting to A$11 million at 30 June 2001 (30 June 2000:
     A$7 million), based on the Australian corporation tax rate of 30% (being the statutory Australian corporation tax rate that will be applicable from the 2001-2002 tax year onwards). Obtaining the benefits of these tax losses is dependent upon deriving sufficient assessable income, meeting conditions for deductibility and complying with Australian tax legislation.

                        Notes to the Financial Statements
     continued

NOTE 8 SHORT-TERM INVESTMENTS

                                                                               Telecom Group
                                                                  ----------------------------------------
                                                                                  30 June
                                                                  ----------------------------------------
                                                                      2001          2000         1999
                               ---------------------------------------------------------------------------
                               (Dollars in millions)                  NZ$           NZ$           NZ$
                               ---------------------------------------------------------------------------
       Short-term deposits                                              55           301            55
       Government securities                                            10             9             3
       Other money market securities                                    50            50            56
       Associate company short-term advance (see Note 22)                -           257             -
                                                                  ----------------------------------------

                                                                       115           617           114
                                                                  ========================================


NOTE 9 RECEIVABLES AND PREPAYMENTS

                                                                               Telecom Group
                                                                  ----------------------------------------
                                                                                  30 June
                                                                  ----------------------------------------
                                                                      2001          2000         1999
                               ---------------------------------------------------------------------------
                               (Dollars in millions)                   NZ$          NZ$          NZ$
                               ---------------------------------------------------------------------------
       Trade receivables                                               833          742          515
       Less allowance for doubtful accounts                            (78)         (57)         (23)
                                                                  ----------------------------------------

                                                                       755          685          492
       Unbilled rentals and tolls                                      181          159          119
       Prepaid income tax (see Note 7)                                  12           23            -
       Prepaid expenses and other receivables                           95           51           80
                                                                  ----------------------------------------

                                                                     1,043          918          691
                                                                  ========================================


NOTE 10 INVENTORIES

                                                                               Telecom Group
                                                                  ----------------------------------------
                                                                                  30 June
                                                                  ----------------------------------------
                                                                      2001          2000          1999
                               ---------------------------------------------------------------------------
                               (Dollars in millions)                   NZ$           NZ$           NZ$
                               ---------------------------------------------------------------------------
       Maintenance materials and consumables                             1             -             5
       Goods held for resale                                            14            16            11
       Revenue work in progress                                         15            14            20
       Materials for self-constructed assets                            17            24            23
                                                                  -----------------------------------------

                                                                        47            54            59
       Less provision for inventory obsolescence                        (9)          (14)          (11)
                                                                  -----------------------------------------

                                                                        38            40            48
                                                                  =========================================

                        Notes to the Financial Statements
       continued

NOTE  11 LONG-TERM INVESTMENTS

                                                      Telecom Group                    Parent Company
                                            -----------------------------------    ------------------------
                                                         30 June                           30 June
                                            -----------------------------------    ------------------------
                                               2001         2000        1999          2001         2000
                  -----------------------------------------------------------------------------------------
                  (Dollars in millions)         NZ$          NZ$         NZ$           NZ$          NZ$
                  -----------------------------------------------------------------------------------------
       Term deposits                              21          34          26              -           -
       International telecommunications
           investments                            18          21          21              -           -
       Associate companies:
           Investments (refer below)               -          30          (7)             -           -
           Advances (see Note 22)                280         158         104              -           -
       Shares in listed companies (refer below)  359         166         386            359         166
       Other long-term investments                59          46           -              -           -
       Subsidiary companies (see Note 23):
           Shares                                  -           -           -          2,962       3,156
           Term loans, net                         -           -           -          2,631       1,711
                                            -----------------------------------    ------------------------

                                                 737         455         530          5,952       5,033
                                            ===================================    ========================


       Associate Company Investments

                                                                            Telecom Group
                                                               ----------------------------------------
                                                                               30 June
                                                               ----------------------------------------
                                                                     2001         2000        1999
                                            -----------------------------------------------------------
                                            (Dollars in millions)     NZ$          NZ$         NZ$
                                            -----------------------------------------------------------
       Cost of investment in associates                                45           45           -
       Opening balance of share of associates' equity                 (15)          (7)          -
       Share of associates' deficit                                   (18)          (6)         (7)
       Dividends received from associates applied to carrying value   (18)           -           -
       Net exchange difference on translation of associate              6           (2)          -
                                                               ----------------------------------------

       Equity accounted value of the investment                         -           30          (7)
                                                               ========================================

       Shares in Listed Companies

       During the year ended 30 June 2001, Telecom purchased a 12% stake in Sky Network Television Limited ("Sky"). At 30 June 2001 the market value of Telecom's investment in Sky was $159 million.

       During the year ended 30 June 2000, Telecom purchased a 10% stake in Independent Newspapers Limited ("INL") and a 2% stake in eVentures Limited ("eVentures"). At 30 June 2001 the market values of Telecom's investments in INL and eVentures were $149 million and $1 million respectively (30 June 2000: $155 million and $3 million).

       During the three months ended 30 June 1999, Telecom purchased a 19.7% stake in AAPT Limited ("AAPT"). At 30 June 1999 the market value of Telecom's investment in AAPT was NZ$337 million. On 27 November 1999 Telecom purchased an additional 61.7% shareholding in AAPT, bringing the total shareholding at that date to 81.4% at which point AAPT was consolidated into the Telecom Group. Telecom subsequently increased its shareholding in AAPT to 100% during the year ended 30 June 2001 (see Note
       27).

                        Notes to the Financial Statements

     continued

NOTE 12 INTANGIBLES

                                                                               Telecom Group
                                                                  ----------------------------------------
                                                                                  30 June
                                                                  ----------------------------------------
                                                                      2001          2000         1999
                                      ---------------------------------------------------------------------
                                      (Dollars in millions)           NZ$            NZ$          NZ$
                                      ---------------------------------------------------------------------
     Goodwill                                                        1,878         1,469            56
     Spectrum licences                                                 166           151             -
                                                                  -----------------------------------------

                                                                     2,044         1,620            56
                                                                  =========================================





NOTE 13 FIXED ASSETS

                                                                Telecom Group
                                   ----------------------------------------------------------------------------
                                             Tele-        Capital                            Other
                                        communications    work in    Freehold                fixed
                                           equipment     progress      land     Buildings    assets      TOTAL
              -------------------------------------------------------------------------------------------------
                (Dollars in millions)         NZ$           NZ$        NZ$         NZ$        NZ$         NZ$
              -------------------------------------------------------------------------------------------------
     Cost                                   8,347           613        123          539        993      10,615
     Less accumulated depreciation         (4,738)            -          -         (257)      (719)     (5,714)
                                        -----------------------------------------------------------------------

     Net book value at 30 June 2001         3,609           613        123          282        274       4,901
                                        =======================================================================

     Cost                                   7,554           398        111          525        830       9,418
     Less accumulated depreciation         (4,288)            -          -         (243)      (637)     (5,168)
                                        -----------------------------------------------------------------------

     Net book value at 30 June 2000         3,266           398        111          282        193       4,250
                                        =======================================================================

     Cost                                   6,798           184        112          517        892       8,503
     Less accumulated depreciation         (3,837)            -          -         (225)      (667)     (4,729)
                                        -----------------------------------------------------------------------

     Net book value at 30 June 1999         2,961           184        112          292        225       3,774
                                        =======================================================================

     Values Ascribed to Land and Buildings

     Telecom's properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network. The Directors estimate that the fair valuation of land and buildings (excluding properties designated for disposal) is approximately equivalent to their net book value as at 30 June 2001, taking into account their integral value to the network.

     Included in land and buildings at 30 June 2001 are properties held for sale at their estimated realisable value of $11 million (30 June 2000: $11 million, 30 June 1999: $13 million).

                        Notes to the Financial Statements

     continued

NOTE 13 FIXED ASSETS (continued)

     Operating Leases

     Included in telecommunications equipment at 30 June 2001 is equipment (principally customer premises equipment) leased to customers under operating leases with a cost of $318 million (30 June 2000: $303 million, 30 June 1999: $284 million) together with accumulated depreciation of $276 million (30 June 2000: $272 million, 30 June 1999: $262 million).

     Included in buildings at 30 June 2001 are buildings on leasehold land with a cost of $11 million (30 June 2000: $11million, 30 June 1999: $9 million) together with accumulated depreciation of $3 million (30 June 2000: $2 million, 30 June 1999: $2 million).

     Finance Leases

     Included in telecommunications equipment at 30 June 2001 are assets capitalised under finance leases with a cost of $1,172 million (30 June 2000: $549 million, 30 June 1999: $581 million) together with accumulated depreciation of $539 million (30 June 2000: $393 million, 30 June 1999:
     $378 million).

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

NOTE 14 ACCOUNTS PAYABLE AND ACCRUALS

                                                                               Telecom Group
                                                                  ----------------------------------------
                                                                                  30 June
                                                                  ----------------------------------------
                                                                      2001          2000         1999
                                      --------------------------------------------------------------------
                                      (Dollars in millions)            NZ$           NZ$          NZ$
                                      --------------------------------------------------------------------
     Trade accounts payable                                          1,106           969           520
     Accrued personnel costs                                            72            66            60
     Revenue billed in advance                                          84            64            55
     Accrued interest                                                   86            91            75
     Income tax payable (see Note 7)                                     -             -            23
     Other accrued expenses                                             56            52            88
                                                                  ----------------------------------------
                                                                     1,404         1,242           821
                                                                  ========================================

     Parent Company

     Accounts payable and accruals comprise non-resident withholding tax and other sundry payable balances.

                        Notes to the Financial Statements

     continued

NOTE 15 PROVISIONS

                                                                               Telecom Group

                                                                  ----------------------------------------
                                                                                  30 June
                                                                  ----------------------------------------
                                                                       2001          2000        1999
                                      --------------------------------------------------------------------
                                      (Dollars in millions)             NZ$           NZ$         NZ$
                                      --------------------------------------------------------------------
     Current:
          Provision for close down of CDMA rollout in Australia         54             -             -
          Onerous contracts provision                                    5             8            22
          Restructuring provisions                                       -             3            25
          Year 2000 provision                                            -             -            17
                                                                  ----------------------------------------
                                                                        59            11            64
                                                                  ========================================


     Non-current:
          Provision for close down of CDMA rollout in Australia          2             -             -
          Restructuring provisions                                       -             3             3
                                                                  ----------------------------------------
                                                                         2             3             3
                                                                  ========================================

     Close Down of CDMA rollout in Australia

     During the year ended 30 June 2001, estimated costs of $56 million were identified in relation to the close down of the Australian CDMA rollout, the majority of which relates to the cost of settling lease liabilities and other non-cancellable commitments.

     Onerous Contracts

     During the three months ended 30 June 1999, estimated costs of $22 million to buy-out the terms of certain onerous contracts were identified and provided for. During the year ended 30 June 2001 costs of $3 million were charged against this provision (30 June 2000: $14 million).

     Restructuring

     A strategic restructuring of Telecom was announced towards the end of the 1993 financial year. It was estimated that the cost of implementing this restructuring would be $450 million. This was provided for in the fourth quarter earnings of the year ended 31 March 1993 as an abnormal restructuring cost. During the year ended 30 June 2001, costs of $6 million were charged against this provision. As at 30 June 2001, the balance of this provision was $nil (30 June 2000: $6 million, 30 June 1999: $11 million).

     Following the reorganisation of Telecom's operations into its major business areas of Network, Services and ConnecTel with effect from 1 April 1996, a strategic restructuring, aimed at improving service and reducing operating costs, was finalised in the fourth quarter of the 1997 financial year. In addition, restructuring costs arising out of the Performance 2000 project, aimed at substantially reducing Telecom's operating costs, had been identified as at 31 March 1997. All of these restructuring costs, amounting to $65 million, were provided for in the fourth quarter results of the year ended 31 March 1997. During the year ended 30 June 2000, redundancy and other restructuring costs of $17 million were charged against this provision. As at 30 June 2001, the balance of this provision was nil (30 June 2000: $nil, 30 June 1999: $17 million).

     Year 2000

     The operating costs of making the modifications necessary to maintain functionality into the year 2000 and beyond was estimated at $87 million and a provision raised at 31 March 1997. This provision had been fully utilised by 30 June 2000.

                        NOTES TO THE FINANCIAL STATEMENTS

     continued

NOTE 16 DEBT DUE WITHIN ONE YEAR

                                                                               Telecom Group
                                                                  ----------------------------------------
                                                                                  30 June
                                                                  ----------------------------------------
                                                                       2001          2000          1999
                                      --------------------------------------------------------------------
                                      (Dollars in millions)             NZ$           NZ$           NZ$
                                      --------------------------------------------------------------------
     Long-term debt maturing within one year (see Note 17):
         Bonds and other loans                                          602           130           229
         Finance leases                                                  21            58            18
                                                                  ----------------------------------------
                                                                        623           188           247
     Short-term debt:
         New Zealand Commercial paper                                   384           789           545
         Australian Commercial paper                                    681             -             -
         Notes                                                          149           485           263
         Other loans                                                    328             -             9
                                                                  ----------------------------------------
                                                                      1,542         1,274           817
                                                                  ----------------------------------------
                                                                      2,165         1,462         1,064
                                                                  ========================================


     The weighted average interest rates at 30 June 2001 (inclusive of the effects of hedging) were 6.17% for New Zealand commercial paper, 5.05% for Australian commercial paper and 6.47% for notes (30 June 2000: 6.20%, nil and 6.73%, 30 June 1999: 4.56%, nil and 4.65% respectively). The effective interest rate on other loans at 30 June 2001 was 6.57%.

     New Zealand commercial paper comprises amounts issued under Telecom's US$750 million European Commercial Paper Programme and Telecom's $200 million Asian Commercial Paper Programme. Issues outstanding at 30 June 2001 are denominated in NZ dollars, US dollars, Japanese Yen and Euros and are stated inclusive of the effect of hedging transactions.

     Australian commercial paper comprises amounts issued under the AAPT Finance Pty Limited A$800 million Commercial Paper and Medium Term Note Programme (guaranteed by AAPT Limited). Issues outstanding at 30 June 2001 are denominated in Australian dollars and are stated inclusive of the effects of hedging transactions.

     Notes comprise amounts issued under Telecom's $500 million note facility.

     Other loans consist of a borrowing of GBP 94.6 million which has been swapped into NZ$328 million. A one year forward purchase commitment has been entered into whereby Telecom will buy GBP 100 million preference shares and use these to satisfy the GBP 94.6 million borrowing.

     As at 30 June 2001 Telecom had a committed stand-by credit facility of $1 billion with major New Zealand trading banks, and access to US$400 million of committed short-term funding through a standby facility. Telecom also had committed overdraft facilities of $20 million with New Zealand banks. There are no material compensating balance requirements associated with these facilities. At 30 June 2001 AAPT had a committed overdraft facility of A$20 million with Australian trading banks.

                        NOTES TO THE FINANCIAL STATEMENTS

     continued

NOTE 17 LONG-TERM DEBT

                                                                                    Telecom Group
                                                                       -----------------------------------------
                                                                                       30 June
                                                                       -----------------------------------------
                                                                           2001          2000          1999
                                                   -------------------------------------------------------------
                                                   (Dollars in millions)    NZ$           NZ$           NZ$
                                                   -------------------------------------------------------------
     TeleBonds                                                              431           387           364
     Eurobonds                                                              411           480           655
     Euro Medium Term Notes                                               1,650         1,650             -
     Swiss franc issue                                                      150           150           150
     Capital Notes                                                          950           950           950
     Convertible Notes                                                      300             -             -
     Finance leases (see Note 20)                                            21            81            87
     Bank facility                                                            -           309             -
     Other loans                                                             26             6             6
                                                                       -----------------------------------------

                                                                          3,939         4,013         2,212
     Less unamortised discount                                              (18)          (21)          (20)
                                                                       -----------------------------------------

                                                                          3,921         3,992         2,192
     Less long-term debt maturing within one year  (see Note 16)           (623)         (188)         (247)
                                                                       -----------------------------------------
                                                                          3,298         3,804         1,945
                                                                       =========================================
     Schedule of Maturities*:

     Due 1 to 2 years  (8.46%)                                              574           908           177
     Due 2 to 3 years  (7.75%)                                              421           531           209
     Due 3 to 4 years  (7.89%)                                              777           411           485
     Due 4 to 5 years  (8.50%)                                              172           769           362
     Due over 5 years  (8.03%)                                            1,354         1,185           712
                                                                       -----------------------------------------
     Total due after one year (8.05%)                                     3,298         3,804         1,945
                                                                       =========================================

     (*weighted average effective interest rate for Telecom Group - includes the effect of hedging transactions, see Note 19)

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

     TeleBonds have interest rates ranging from 6.2% to 10.3% and maturity dates between March 2002 and April 2016.

                        NOTES TO THE FINANCIAL STATEMENTS

     continued

NOTE 17 LONG-TERM DEBT (continued)

     Eurobonds

     Eurobonds are issued by TCNZ Finance Limited and have the following interest rates and maturity dates:

                                                                               Telecom Group
                                                                  -----------------------------------------
                                                                                  30 June
                                                                  -----------------------------------------
                                                                      2001          2000           1999
                                      ---------------------------------------------------------------------
                                      (Dollars in millions)            NZ$           NZ$            NZ$
                                      ---------------------------------------------------------------------
     7.5% due 19 September 1999                                          -             -           100
     9.5% due 3 April 2000                                               -             -            75
     6.5% due 29 September 2000                                          -            69            69
     6.5% due 11 October 2001                                          113           113           113
     9.25% due 1 July 2002                                              66            66            66
     7.5% due 14 July 2003                                              82            82            82
     6.75% due 11 October 2005                                         150           150           150
                                                                  -----------------------------------------

                                                                       411           480           655
                                                                  =========================================

     Eurobond issues with maturities of 11 October 2001 and 2005 are denominated in US dollars. Cross currency interest rate swaps have been entered into to manage the currency and interest rate risk exposure. The effective NZ dollar interest rates for these issues are 8.53% and 8.44% respectively. All other issues are denominated in NZ dollars.

     Euro Medium Term Notes

     TCNZ Finance Limited launched a US$1 billion Euro Medium Term Notes ("EMTN") programme in March 2000. In May 2001 the programme was increased to US$2 billion. Both public debt transactions and private placements can be issued under the programme.

                                                                               Telecom Group

                                                                  ----------------------------------------
                                                                                  30 June

                                                                  ----------------------------------------
                                                                       2001          2000         1999
                                      --------------------------------------------------------------------
                                      (Dollars in millions)            NZ$           NZ$           NZ$
                                      --------------------------------------------------------------------
     5.5% due 19 April 2005                                            769           769             -
     1.85% due 5 June 2007                                             412           412             -
     Various private placements                                        469           469             -
                                                                  ----------------------------------------

                                                                     1,650         1,650             -
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

NOTE 17 LONG-TERM DEBT (continued)

     Swiss Franc Issue

     A Swiss franc bond has been issued by TCNZ Finance Limited with the following interest rate and maturity date:

                                                                               Telecom Group
                                                                  ----------------------------------------
                                                                                  30 June
                                                                  ----------------------------------------
                                                                       2001          2000         1999
                                      --------------------------------------------------------------------
                                      (Dollars in millions)             NZ$           NZ$           NZ$
                                      --------------------------------------------------------------------
     3.25% due 27 May 2003                                              150           150           150
                                                                  ========================================


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

     Convertible Notes

     In May 2001, Telecom New Zealand Finance Limited, issued NZ dollar denominated convertible notes for an aggregate principal amount of $300 million. The notes were issued for a term of seven years and pay a fixed coupon of 5.4%. The notes mature in 2008, at which point the holder can elect to either have the notes redeemed in cash or converted into ordinary shares in the Company at a conversion rate of $8.275 per share. These notes are subordinated to other indebtedness of Telecom and rank equally with Capital Notes.

                        Notes to the Financial Statements
     continued

NOTE 17 LONG-TERM DEBT (continued)

     Finance Lease Obligations

                                                                               Telecom Group
                                                                  ----------------------------------------
                                                                                  30 June
                                                                  ----------------------------------------
                                                                      2001         2000           1999
                                      --------------------------------------------------------------------
                                      (Dollars in millions)            NZ$           NZ$           NZ$
                                      --------------------------------------------------------------------
     Finance lease obligations are denominated
     in the following currencies:
         NZ dollars                                                      -            47            60
         Japanese yen                                                   21            34            27
                                                                  ----------------------------------------

                                                                        21            81            87
                                                                  ========================================


Finance lease obligations (see Note 20) have interest rates ranging from 1.64% to 2.46%.

Included in long-term investments (see Note 11) are Japanese yen term deposits amounting to $21 million (30 June 2000: $34 million, 30 June 1999: $26 million) which effectively hedge the finance lease obligations denominated in Japanese yen as noted above. The deposits have the same maturities as the finance lease obligations they are hedging, and interest rates that range from 3.68% to 4.20%.

Bank Facility

At 30 June 2000 AAPT had access to an A$300 million committed bank facility. At 30 June 2000 AAPT had drawn down A$240 million under this facility. This facility was cancelled in May 2001.

Other Loans

Other loans have interest rates ranging from 1.0% to 5.5% and maturity dates between January 2002 and December 2006.

                        Notes to the Financial Statements
     continued

NOTE 18 EQUITY

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

     Contributed Capital

     Movements in the Company's issued ordinary shares were as follows:

                                                Year ended             Year ended           Three months
                                                  30 June                30 June            ended 30 June
                                             ------------------     ------------------    ------------------
                                                   2001                   2000                  1999
                                             ------------------     ------------------    ------------------
                                                  Number                 Number                Number
                                             ------------------     ------------------    ------------------
At beginning of period                         1,755,413,443          1,752,801,986         1,752,801,986
Issue of new shares upon exercise of options               -                668,316                     -
Shares issued under the dividend
  reinvestment plan                               10,380,917              1,943,141                     -
Issue of shares pursuant to equity placement      91,000,000                      -                     -


                                             ------------------     ------------------    ------------------
At end of period                               1,856,794,360          1,755,413,443         1,752,801,986
                                             ==================     ==================    ==================

     Each of the ordinary shares confers on the holder the right to vote at any general meeting of the Company except that the Company's Constitution provides for certain restrictions on voting, including where a holder holds more than 10% of the ordinary shares in breach of shareholding limitations.

     In May 2001 Telecom undertook an equity placement in order to pay down existing debt, strengthen Telecom's balance sheet and enhance future financial flexibility. Ninety-one million shares were issued at $5.50 per share.

     Foreign Currency Translation Reserve

     Movements in Telecom's foreign currency translation reserve are reconciled below:

                                                                                Telecom Group
                                                                  ------------------------------------------
                                                                                               Three months
                                                                      Year ended 30 June       ended 30 June
                                                                  ------------------------------------------
                                                                      2001             2000        1999
                   -----------------------------------------------------------------------------------------
                   (Dollars in millions)                               NZ$              NZ$         NZ$
                   -----------------------------------------------------------------------------------------
     Balance at beginning of period                                     49                1           -
     Net exchange difference on translation of independent
     overseas subsidiaries                                             (67)              53          11
     Net exchange difference on translation of overseas associate       (6)               2           -
       company

     Hedge of net investment in an independent overseas subsidiary      12               (7)        (10)
                                                                  -----------------------------------------
     Total movement for period                                         (61)              48           1
                                                                  -----------------------------------------
     Balance at end of period                                          (12)              49           1
                                                                  =========================================

                        Notes to the Financial Statements
continued

NOTE 18 EQUITY (continued)

     Telecom Share Options

     Telecom operates an executive share option scheme whereby certain key executives are granted a number of options to purchase ordinary shares in the Company. Each option will convert to one ordinary share on exercise (provision is made for adjustment in certain circumstances). A participant may exercise his or her options (subject to employment conditions) any time during a prescribed period commencing at least one year from the date on which the options are conferred. Options have been issued with a maximum term of six years. New ordinary shares will be issued in accordance with the Constitution upon the exercise of options. The price payable on exercise will be equivalent to the average daily closing price of Telecom shares reported on the New Zealand Stock Exchange for the 10 business days on which shares are traded immediately preceding the date on which options are granted (subject to adjustment if the shares traded "cum dividend"). The options granted are determined by a committee of the Board of Directors pursuant to the executive share option scheme.

     Information regarding options granted under the executive share option scheme is as follows:

                                                   Option price*            Number of
                                                         $                   options
                                                  -------------------------------------
As at 31 March 1998                                    6.49                 2,622,488
Granted                                                8.49                 3,022,401
Exercised                                              6.65                  (825,917)
Lapsed                                                 8.37                  (186,087)
Forfeited                                              8.54                  (999,284)
                                                                         ------------

As at 31 March 1999                                    7.46                 3,633,601
Granted                                                8.12                 3,954,194
Lapsed                                                 8.54                   (32,239)
                                                                         ------------

As at 30 June 1999                                     7.80                 7,555,556
Granted                                                8.39                   487,894
Exercised                                              6.16                  (668,316)
Lapsed                                                 8.15                  (641,059)
                                                                         ------------

As at 30 June 2000                                     7.97                 6,734,075
Granted                                                6.55                 6,390,927
Lapsed                                                 7.17                (1,788,880)
                                                                         ------------

As at 30 June 2001                                     7.30                11,336,122
                                                                         ============

                                                 Options outstanding                        Options currently exercisable
                               ---------------------------------------------------------    -----------------------------
                                  Options     Price range     Price *        Remaining         Options        Price *
Period Granted                  outstanding        $             $         life* (years)     exercisable         $
----------------------------------------------------------------------------------------    -----------------------------
1 April 1996 - 31 March 1997       119,298    6.38 - 6.98       6.76             1.2            119,298         6.76
1 April 1997 - 31 March 1998       615,822    6.85 - 8.42       7.46             2.2            615,822         7.46
1 April 1998 - 31 March 1999     1,315,968    7.85 - 9.17       8.44             2.9          1,315,968         8.44
1 April 1999 - 30 June 1999      2,835,727        8.12          8.12             3.6          2,835,727         8.12
1 July 1999 - 30 June 2000         487,894    7.87 - 8.80       8.39             4.3            445,337         8.37
1 July 2000  - 30 June 2001      5,961,413    5.19 - 7.86       6.56             5.2                  -           -
                             -------------                                                --------------
                                11,336,122                                                    5,332,152
                             =============                                                ==============

* Weighted average

                        Notes to the Financial Statements
     continued

NOTE 18 EQUITY (continued)

     AAPT Share Options

     Prior to becoming a 100% owned Telecom subsidiary, AAPT operated an executive and employee share option plan whereby AAPT executives and employees were granted a number of options to purchase AAPT ordinary shares. Each option was convertible to one ordinary AAPT fully paid share.

     Telecom acquired the remaining shares in AAPT that it did not already own in November 2000. As part of this acquisition, Telecom also acquired all outstanding options issued under the AAPT executive and employee share option plan. A total of 11 million options were acquired at A$7.25 each, being the same price per share that Telecom acquired the remaining ordinary shares in AAPT.

     Dividends

     Dividends declared and provided by the Company are as follows:

                                                                                                Three months
                                                                                                    ended
                                                                    Year ended 30 June             30 June
                                                           -------------------------------------------------
                                                                 2001              2000             1999
                --------------------------------------------------------------------------------------------
                (Dollars in millions, except per share amounts)   NZ$              NZ$               NZ$
                --------------------------------------------------------------------------------------------
     First quarter dividend paid                                   88              201                 -
         Supplementary dividend                                    10               25                 -

     Second quarter dividend paid                                  88              201                 -
         Supplementary dividend                                    11               25                 -

     Third quarter dividend paid                                   93              202                 -
         Supplementary dividend                                    13               25                 -

     Fourth quarter dividend provided                               -              202                 -
         Supplementary dividend                                     -               25                 -

     Transition period dividend provided                            -                -               202
         Supplementary dividend                                     -                -                25
                                                           -------------------------------------------------

     Total dividends                                              303              906               227
                                                           =================================================

     Fourth quarter dividend declared subsequent to balance
       date not provided for (see Note 28)                         93                -                 -

     Dividends per share (including dividends declared
       subsequent to balance date but not provided for, but
       excluding supplementary dividends)                      20.0 cents       46.0 cents        11.5 cents
                                                           =================================================

     Telecom receives an equivalent tax credit from the Inland Revenue Department for the amount of supplementary dividends paid.

     As disclosed in Note 1, Telecom has changed its policy for accounting for dividends declared subsequent to balance date and now discloses these by way of note rather than recognising a liability in the Statement of Financial Position.

     Shares Issued in Lieu of Dividends

     Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2001, 10,380,917 shares with a total value of $59 million were issued in lieu of a cash dividend.

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

     The majority of Telecom's long-term debt has been, and is currently, subject to fixed interest rates. Telecom uses derivative products such as interest rate swaps and interest rate options to reduce the impact of changes in interest rates on its floating rate debt.

     The purpose of Telecom's foreign currency hedging activities is to protect it from the risk that the eventual New Zealand dollar net cash flows, resulting from purchases from foreign suppliers and foreign currency borrowings and expenditure, will be adversely affected by changes in exchange rates. As at 30 June 2001, Telecom's net unhedged foreign exchange position relating to the aforementioned activities was not significant.

     The notional principal or contract amounts outstanding are as follows:

                                                                               Telecom Group
                                                           ------------------------------------------------------
                                                                                         30 June
                                                           ------------------------------------------------------
                                                            Maturities       2001          2000         1999
                               ----------------------------------------------------------------------------------
                               (Dollars in millions)                          NZ$          NZ$           NZ$
                               ----------------------------------------------------------------------------------
     Cross currency interest rate swaps                       2001-2009     2,903         2,575          925
     Interest rate swaps                                      2002-2011     3,321         2,397          719
     Interest rate options                                         2001       350           450          300
     Forward exchange contracts
       (hedging firm purchase commitments and foreign
     currency investments)                                    2001-2005     1,455           757          895
     Forward exchange contracts
       (hedging short-term debt)                              2001-2002       494           340          605
     Currency options
       Purchased puts                                         2001-2002        68            21            -
       Sold calls                                                  2002         5            20            -


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

                        Notes to the Financial Statements
     continued

NOTE 19 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

     Parent Company

     The Parent Company had no derivative contracts outstanding at 30 June 2001, 2000 and 1999.

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

     Fair Values of Financial Instruments

     The estimated fair values of Telecom's financial instruments, which differ from the carrying values, are as follows:

                                                                           Telecom Group
                                                    ---------------------------------------------------------------------
                                                                              30 June
                                                    ---------------------------------------------------------------------
                                                                 2001                 2000                 1999
                                                    ---------------------------------------------------------------------
                                                          Carrying    Fair    Carrying    Fair     Carrying   Fair
                                                           value     value     value      value      value    value
                                    -------------------------------------------------------------------------------------
                                    (Dollars in millions)   NZ$       NZ$       NZ$        NZ$       NZ$        NZ$
                                    -------------------------------------------------------------------------------------
     Applicable financial instruments on the balance sheet:

         Long-term investments - term deposits               21         21        34        35         26        28
         Long-term investments - advances to associate
           companies                                        151        151       158       151        104       104
         Long-term investments - shares in listed
           companies                                        359        309       166       158        386       337
         Long-term debt (see Note 17)                    (3,921)    (4,464)   (3,992)   (4,352)    (2,192)   (2,418)

     Financial instruments with off-balance sheet risk:

         Interest rate swaps                                (18)      (118)      (15)      (62)       (13)      (24)
         Cross currency interest rate swaps                  14        534         7       277          9       146
         Interest rate options                                -          -         1         2          2         1
         Foreign currency forward exchange contracts
           (hedging firm purchase commitments and
           foreign currency investments)                      -         76         1        59          1        15
         Foreign currency options                             -          -         -         1          -         -

     Telecom anticipates that long-term debt will be held to maturity and, accordingly, settlement at the reported fair value of these financial instruments is unlikely.

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

     The fair value of interest bearing advances to associate companies is based on current market interest rates for debt of similar maturities. It was not practicable to estimate the fair value of non interest bearing advances as there is no quoted market price for these or similar investments.

     The fair value of shares in listed companies is based on quoted market prices for these securities.

     It was not practicable to estimate fair values of the remaining long-term investments as there are no quoted market prices for these or similar investments.

     Long-Term Debt

     The fair values of TeleBonds, Eurobonds, the Swiss franc issue, Capital Notes and Convertible Notes are estimated on the basis of the quoted market prices of Government debt securities of similar maturities. The fair value of other long-term debt is based on current market interest rates available to Telecom for debt of similar maturities.

     Cross Currency Interest Rate Swaps, Interest Rate Swaps, Forward Exchange Contracts, Foreign Currency Options and Interest Rate Options

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

                                          Weighted
                                          effective                                                     Greater
                                          interest    Within      1-2       2-3       3-4       4-5      than
                                            rate      1 year     years     years     years     years    5 years  Total
         ----------------------------------------------------------------------------------------------------------------
          (Dollars in millions)                        NZ$        NZ$       NZ$       NZ$       NZ$       NZ$       NZ$
         ----------------------------------------------------------------------------------------------------------------
     Financial assets:
       Cash balances                       6.74%        94          -         -         -         -         -        94
       Investments                         3.44%       286          -         -         -         -         -       286

     Financial liabilities:
       Bank Overdraft                      1.12%       (18)         -         -         -         -         -       (18)
       Debt                                7.60%    (2,165)      (574)     (421)     (777)     (172)   (1,354)   (5,463)

     Off-balance sheet instruments:
       Interest rate swaps                           3,321       (606)     (162)     (490)     (727)   (1,336)        -
       Cross currency interest rate swaps           (1,936)       457         -       770         -       709         -
                                                  -----------------------------------------------------------------------

     30 June 2001 repricing profile                   (418)      (723)     (583)     (497)     (899)   (1,981)   (5,101)
                                                  =======================================================================

     30 June 2000 repricing profile                   (534)      (593)     (481)     (410)     (489)   (1,901)   (4,408)
                                                  =======================================================================

     30 June 1999 repricing profile                   (518)      (273)     (387)     (486)     (362)     (710)   (2,736)
                                                  =======================================================================

NOTE 20 COMMITMENTS

     Operating Leases

     Minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for in respect of restructuring and Australian CDMA lease commitments) are:

                                                                                Telecom Group
                                                                -----------------------------------------
                                                                                  30 June
                                                                -----------------------------------------
                                                                    2001            2000            1999
                                      -------------------------------------------------------------------
                                      (Dollars in millions)          NZ$             NZ$             NZ$
                                      -------------------------------------------------------------------
     Payable within 1 year                                            63              56             50
     Payable within 1-2 years                                         57              48             45
     Payable within 2-3 years                                         44              41             39
     Payable within 3-4 years                                         28              28             32
     Payable within 4-5 years                                         19              19             23
     Payable thereafter                                               78              83            133
                                                                -----------------------------------------
                                                                     289             275            322
                                                                =========================================

                        Notes to the Financial Statements
     continued

NOTE 20 COMMITMENTS (continued)

     Finance Leases

     Lease commitments in respect of capitalised finance leases are:

                                                                                Telecom Group
                                                                   -----------------------------------------
                                                                                   30 June
                                                                   -----------------------------------------
                                                                       2001          2000          1999
                                       ---------------------------------------------------------------------
                                       (Dollars in millions)            NZ$           NZ$           NZ$
                                       ---------------------------------------------------------------------
     Payable within 1 year                                               22            63            19
     Payable within 1-2 years                                             1            23            59
     Payable within 2-3 years                                             -             -            17
     Payable within 3-4 years                                             -             -             -
     Payable within 4-5 years                                             -             -             -
                                                                   -----------------------------------------
     Total minimum lease payments                                        23            86            95
     Future finance charges on finance leases                            (2)           (5)           (8)
                                                                   -----------------------------------------
     Present value of net future minimum lease payments
           (see Note 17)                                                 21            81            87
                                                                   =========================================

     Capital Commitments

     At 30 June 2001, capital expenditure amounting to $184 million (30 June 2000: $754 million, 30 June 1999: $65 million) had been committed under contractual arrangements, with substantially all payments due within three years. The capital expenditure commitments principally relate to telecommunications network assets.

     In addition, Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Southern Cross achieved cable ready-for-service ("RFS") in November 2000 and from 28 February 2001 provided full restoration capability between New Zealand, Australia and United States. In March 1998, Telecom contractually committed to purchase capacity on Southern Cross of approximately US$140 million. Telecom has remaining commitments of US$70 million of which US$57 million is due in November 2001, with the balance payable over the following two years. In November 1999, Telecom committed to purchase further capacity at a cost of US$69 million. Payments of US$12 million, US$23 million, US$23 million and US$11 million are due on 31 January 2002, 2003, 2004 and 2005 respectively. In addition AAPT has committed to purchase capacity on Southern Cross at a cost of approximately US$26 million payable over the coming year.

     Investment in Hutchison 3G Australia

     Telecom has entered into an agreement to acquire a 19.9% stake in Hutchison 3G Australia ("H3G") for A$250 million. The remainder of H3G's equity will be owned by Hutchison Telecommunications (Australia) Limited. H3G will be a dedicated provider of "3/rd/ Generation" wireless communications services in Australia.

     Telecom's initial equity investment will be made subsequent to the satisfaction of certain conditions in the agreement. This is currently expected to occur in the first quarter of the 2002 financial year. In addition to this initial equity investment, Telecom has committed to provide a further A$150 million of equity to fund the venture's capital expenditure. Payments comprising this further A$150 million of equity will be made in accordance with H3G's capital expenditure requirements.

                        Notes to the Financial Statements
     continued

NOTE 21 CONTINGENT LIABILITIES

     Lawsuits and Other Claims

     In June 1999, representative and individual plaintiffs filed a claim against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

     In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. CallPlus seeks injunctive relief and an inquiry into damages.

     On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

     Due to the nature of the Australian telecommunications industry, there are a number of ongoing disputes in respect of charges by telecommunications suppliers. To the extent that these disputes are settled in a manner that is contrary to Telecom's interests, it is possible that they will negatively impact on the Group's financial position. It is not currently possible to quantify any such impact.

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

     AAPT had issued bank guarantees totalling A$17 million as at 30 June 2001 (30 June 2000: A$91 million).

     Parent Company

     The Parent Company has guaranteed, along with guaranteeing subsidiary companies, indebtedness of TCNZ Finance Limited amounting to $3,499 million (30 June 2000: $3,272 million, 30 June 1999: $1,546 million) under a guarantee dated 27 May 1997 and trust deeds dated 25 October 1988, 3 April 1992, 17 March 2000, 18 December 2000 and 11 May 2001, together with subsequent supplemental trust deeds and interest thereon. The Parent Company has issued further guarantees in relation to commercial paper and other treasury activities of TCNZ Finance Limited. The Parent Company has also provided intercompany guarantees to Telecom New Zealand Limited.

                        Notes to the Financial Statements
     continued

NOTE 22 RELATED PARTY TRANSACTIONS

     Interest of Directors in Certain Transactions

     Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom's directors are also non-executive directors of other companies, some of which include banking institutions that are involved in the provision of banking facilities to Telecom. At 30 June 2001 banking institutions with cross-directorships were the Australia and New Zealand Banking Group Limited, ANZ Banking Group, WestpacTrust Investments Limited and the Commonwealth Bank of Australia. Banking and financing transactions undertaken with these entities have been entered into on an arms-length commercial basis.

     In May 2001, Telecom sold its Mobile Radio business (including Fleetlink and trunked mobile radio) to TeamTalk Limited. At the time of sale, Active Equities Limited, of which Patsy Reddy (a Telecom director) is a shareholder and director, held approximately 62% of TeamTalk. Telecom acquired 19.9% of TeamTalk subsequent to the sale of the Mobile Radio business.

     Advances to Associate Companies

     As at 30 June 2001 Telecom had made a long-term shareholders advance of US$61 million to Southern Cross Cables Holdings Limited at an interest rate of Libor + 0.75% (30 June 2000: US$58 million, 30 June 1999: US$55 million). The maximum balance outstanding under this loan during the year ended 30 June 2001 was US$61 million.

     As at 30 June 2000, Telecom had also made a short-term advance for interim funding purposes of US$120 million at an interest rate of Libor + 1.0%. The maximum balance outstanding under this loan during the year ended 30 June 2001 was US$125 million. This loan was fully repaid prior to 30 June 2001.

     AAPT had made an interest free long-term advance of A$115 million to AOL Australia Online Services Pty Limited ("AOLA") at 30 June 2001 (30 June 2000: A$25 million). The maximum balance outstanding under this loan during the year ended 30 June 2001 was A$115 million.

     At 30 June 2001, AOLA had made an interest free advance of A$15 million to an AAPT subsidiary. The advance to AOLA included in long-term investments has been presented net of the deposit.

     Other Transactions with Associate Companies

     The Group provides Internet and communications services to AOLA and provides network operations and management services to Southern Cross in respect of its operations in New Zealand. The Group has also derived revenue from Southern Cross for the construction of network facilities in New Zealand. The Group also makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased on Southern Cross. Balances in respect of these transactions with associate companies are set out in the table below.

                                                                                              Telecom Group
                                                                      ------------------------------------------------------------
                                                                                                         Three
                                                                                                        months ended  Year ended
                                                                        Year ended 30 June               30 June        31 March
                                                                      ------------------------------------------------------------
                                                                        2001               2000           1999             1999
                                      --------------------------------------------------------------------------------------------
                                      (Dollars in millions)              NZ$                NZ$             NZ$             NZ$
                                      --------------------------------------------------------------------------------------------
     Revenue from associates                                              33                 25               -               -
     Expenses to associates                                               (6)                 -               -               -

                                                                      -----------------------------------------
                                                                                      As at 30 June
                                                                      -----------------------------------------
                                                                        2001               2000           1999
                                                                      -----------------------------------------
Receivables from associates                                               10                  -               -
Payables to associates                                                    (1)                 -               -

Dividends received from associate companies are disclosed in Note 2.

                        Notes to the Financial Statements
     continued

NOTE 22 RELATED PARTY TRANSACTIONS (continued)

     Parent Company

     The Parent Company's transactions with subsidiary companies are set out in Notes 2 and 6.

     Amounts due to subsidiary companies are for no fixed term and are at a weighted average interest rate of 6.52% at 30 June 2001 (30 June 2000:
     6.35%).

     Included within investments in subsidiary companies (see Note 11) at 30 June 2001 are net term loans of $2,631 million (30 June 2000: $1,711 million) advanced to subsidiary companies. These term loans have interest rates ranging between 0% and 9.8% (30 June 2000: 0% and 9.8%).

NOTE 23 SUBSIDIARY AND ASSOCIATE COMPANIES

     At 30 June 2001, the significant companies of the Telecom Group and their activities were as follows:

                                           Country of       Interest
                                         incorporation       held                 Principal activity
     -------------------------------------------------------------------------------------------------------------------
     Subsidiary Companies
     Telecom New Zealand Limited          New Zealand        100%        Provides local, national and international and
                                                                         value-added telephone services, data and
                                                                         internet services.
     Telecom Mobile Limited               New Zealand        100%        Provides cellular and other mobile
                                                                         telecommunications services.
     Telecom Directories Limited          New Zealand        100%        Publishes telephone directories.
     Telecom Purchasing Limited           New Zealand        100%        A group purchasing and procurement
                                                                         company.
     Telecom Cook Islands Limited         Cook Islands        60%        Provides telecommunications services in
                                                                         the Cook Islands.
     TCNZ (UK) Investments Limited        United Kingdom     100%        A group finance company.
     TCNZ (United Kingdom) Securities     United Kingdom     100%        A group finance company.
       Limited
     TCNZ Finance Limited                 New Zealand        100%        A group finance company.
     Telecom Investments Limited          New Zealand        100%        A group finance company.
     Telecom New Zealand Finance          New Zealand        100%        A group finance company.
       Limited
     TCNZ Financial Services Limited      New Zealand        100%        A group finance company.
     Telecom Enterprises Limited          New Zealand        100%        A holding company.
     Telecom Wellington Investments       New Zealand        100%        A holding company.
       Limited
     Telecom Pacific Limited              New Zealand        100%        A holding company.
     TCNZ Australia Investments           Australia          100%        A holding company.
       Pty Limited
     Telecom Southern Cross Limited       New Zealand        100%        A holding company.
     TCNZ (Bermuda) Limited               Bermuda            100%        A holding company.
     Telecom Southern Cross Finance       Bermuda            100%        A group finance company.
       Limited
     Telecom New Zealand Australia        Australia          100%        Provides international wholesale
       Pty Limited                                                       telecommunications services.
     TCNZ Australia Pty Limited           Australia           95%        Provides outsourced telecommunications
                                                                         services.
     Telecom New Zealand Japan            Japan              100%        Provides international wholesale
       Kabushiki Kaisha                                                  telecommunications services.
     Telecom New Zealand UK Limited       United Kingdom     100%        Provides international wholesale
                                                                         telecommunications services.

                        Notes to the Financial Statements
     continued

NOTE 23 SUBSIDIARY AND ASSOCIATE COMPANIES (continued)

     Telecom New Zealand (UK) Licences    United Kingdom     100%        Holds United Kingdom telecommunications
       Limited                                                           licences.
     Telecom New Zealand USA Limited      United States      100%        Provides international wholesale
                                                                         telecommunications services.
     AAPT Limited                         Australia          100%        Provides value added telecommunications
                                                                         services.
     Cellular One Communications          Australia          100%        Provides mobile telecommunications services.
       Limited
     connect.com.au Pty Limited           Australia          100%        Internet service provider.
     Commerce Solutions Limited           Australia          100%        Provides e-commerce solutions.
     AAPT CDMA Pty Limited                Australia          100%        Construction of CDMA wireless network.

     Associate Companies
     Pacific Carriage Holdings Limited    Bermuda             50%        A holding company.
     Southern Cross Cables                Bermuda             50%        A holding company.
       Holdings Limited
     AOL Australia Online Services        Australia           50%        Internet service provider.
       Pty Limited

     Other than Telecom New Zealand Australia Pty Limited and TCNZ Australia Pty Limited, which have a balance date of 31 March, the financial year-end of all significant subsidiaries and associates is 30 June.

NOTE 24 SEGMENTAL REPORTING

     SFAS 131 "Disclosures about Segments of an Enterprise and Related Information", issued by the Financial Accounting Standards Board, establishes standards for the way companies must determine and report information about operating segments. Telecom has three reportable segments: Wireline, Wireless and AAPT. The Wireline segment comprises all basic and value-added voice telephony and data services. These services include the provision and maintenance of basic connections between the customers premises and the public switched network, voice telephony calls originating on fixed lines (Local, National, International and Other Calling), value added services such as call waiting and voice messaging, data transmission services, directory services, dedicated leased lines, Internet services and offering interconnection to other service providers. The Wireless segment includes a full range of wireless based telecommunications services including the provision of, connection to and usage of the cellular and paging networks. AAPT is Australia's third largest telecommunications carrier offering a wide range of fixed-line, data, Internet and mobile services. Operating segments included within the "all other" category generate revenue by developing software, supplying equipment and providing a network design, build and maintenance service (the network design, build and maintenance service business was sold in July 2000). These other segments do not meet the quantitative thresholds for determining reportable segments.

     Excluding AAPT, Telecom's reportable segments are aggregations of similar products and services. This is a basis management uses for making operating decisions and assessing performance. Since its acquisition, AAPT has been managed by the Telecom Group as a stand-alone business. The accounting policies of the segments are the same as those described in the summary of significant accounting policies disclosed in Note 1.

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

     Telecom measures and evaluates the performance of reporting segments based on adjusted earnings from operations (defined as earnings before interest and tax, excluding abnormal items). This is the measure of segment surplus presented in the table below.

     The table below summarises reportable segment surplus and segment assets as at and for the years ended 30 June 2001 and 2000 the three months ended 30 June 1999 and the year ended 31 March 1999.

                        Notes to the Financial Statements
     continued

NOTE 24 SEGMENTAL REPORTING (continued)

                                                                                          Eliminations
                                   Wireline      Wireless        AAPT       All Other     /Adjustments     Consolidated
     --------------------------------------------------------------------------------------------------------------------
     (Dollars in millions)           NZ$           NZ$           NZ$           NZ$             NZ$              NZ$
     --------------------------------------------------------------------------------------------------------------------
     Revenues from external customers (before abnormal items)
     30 June 2001                   3,384           547         1,638            79               -            5,648
     30 June 2000                   2,951           546           730           104               -            4,331
     30 June 1999                     684           130             -            34               -              848
     31 March 1999                  2,881           477             -            76               -            3,434
     Intersegment revenue
     30 June 2001                      39             6            24             -            (69)                -
     30 June 2000                      16             8             6           130           (160)                -
     30 June 1999                       1             1             -            41            (43)                -
     31 March 1999                      8            11             -           184           (203)                -
     Depreciation
     30 June 2001                     469            79            64             -               8              619
     30 June 2000                     436            99            26             7              15              583
     30 June 1999                     106            22             -             2               6              136
     31 March 1999                    428            89             -            10              26              553
     Segment surplus (before interest, taxation and abnormal items)
     30 June 2001                   1,305           222            73            62            (325)           1,337
     30 June 2000                   1,205           152            24            21               9/a/         1,411
     30 June 1999                     287            50             -            10               2/a/           349
     31 March 1999                  1,159           202             -            16              22/a/         1,399
     Segment fixed assets
     30 June 2001                   3,156           712         1,011             -              22            4,901/c/
     30 June 2000                   3,189           599           478             -             (16)/b/        4,250/c/
     30 June 1999                   3,199           530             -            34              11 /b/        3,774/c/
     31 March 1999                  3,219           518             -            32              11 /b/        3,780/c/

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

     (c)  Reconciliation of Segment Assets:

                                                                       As at 30 June                     As at 31 March
                                                 ----------------------------------------------------------------------
                                                        2001               2000             1999              1999
-----------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                    NZ$                NZ$              NZ$                NZ$
-----------------------------------------------------------------------------------------------------------------------
Fixed assets - reportable segments                     4,879              4,266            3,763             3,769
Fixed assets - eliminations/adjustments                   22                (16)              11                11
                                                 ----------------------------------------------------------------------
Group fixed assets                                     4,901              4,250            3,774             3,780
Other assets                                           4,071              3,731            1,468             1,595
                                                 ----------------------------------------------------------------------
Total group assets                                     8,972              7,981            5,242             5,375
                                                 ----------------------------------------------------------------------

                        NOTES TO THE FINANCIAL STATEMENTS
     continued

NOTE 24 SEGMENTAL REPORTING (continued)

     Geographic segments

     Prior to the acquisition of a controlling stake in AAPT during the year ended 30 June 2000, more than 90% of the Group's total operating revenues, operating earnings and identifiable assets were generated by operations in New Zealand. With the acquisition of AAPT, a material proportion of the Group's operations are now undertaken outside New Zealand. Disclosure of revenues, net earnings, fixed assets and total assets on a geographical basis is set out below.

     As at and for the year ended 30 June 2001


                                                                             Telecom Group
                                               ---------------------------------------------------------------------------
                                                New Zealand    Australian       Other
                                                operations     operations     operations     Eliminations   Consolidated
                         -------------------------------------------------------------------------------------------------
                         (Dollars in millions)     NZ$           NZ$              NZ$             NZ$             NZ$
                         -------------------------------------------------------------------------------------------------
     Operating revenue
         External customers                      3,565          1,775         308               -              5,648
         Internal customers                         51             47           -             (98)                 -
         Abnormal revenue                          (12)             -           -               -                (12)
                                                ---------------------------------------------------------------------------
     Total revenue                               3,604          1,822         308             (98)             5,636

     Segment net earnings attributable to
         shareholders                              608             25         255            (245)              643

     Segment fixed assets                        3,872            941          88               -             4,901

     Segment total assets                        5,594          1,629         452           1,297             8,972

Intersegment sales are priced on an arms length basis.


As at and for the year ended 30 June 2000

                                                                             Telecom Group
                                               ---------------------------------------------------------------------------
                                               New Zealand     Australian      Other
                                                operations     operations     operations     Eliminations   Consolidated
                    ------------------------------------------------------------------------------------------------------
                    (Dollars in millions)           NZ$           NZ$            NZ$             NZ$             NZ$
                    -----------------------------------------------------------------------------------------------------
     Operating revenue
         External customers                         3,519            741          75               -             4,335
         Internal customers                            22             15           -             (37)                -
         Abnormal revenue                               -             15           -               -                15
                                               ---------------------------------------------------------------------------
     Total revenue                                  3,541            771          75             (37)            4,350

     Segment net earnings attributable to             757             31          18             (23)              783
     shareholders

     Segment fixed assets                           3,724            481          45               -             4,250

     Segment total assets                           5,076          1,083         648           1,174             7,981

                        Notes to the Financial Statements

     continued

NOTE 25 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

                                                               Telecom Group                       Parent Company
                                                -------------------------------------------    ---------------------
                                                                         Three
                                                                         months     Year
                                                                        ended 30  ended 31
                                                  Year ended 30 June      June      March        Year ended 30 June
                                                -------------------------------------------    ---------------------
                                                   2001       2000       1999       1999          2001       2000
                   ------------------------------------------------------------------------    ----------------------
                   (Dollars in millions)            NZ$       NZ$         NZ$        NZ$           NZ$        NZ$
                   ------------------------------------------------------------------------    ----------------------
     Net earnings attributable to shareholders      643        783        202         822          316        722
     Adjustments to reconcile net earnings to net
     cash flows from operating activities:
       Depreciation and amortisation                722        627        138         560            -          -
       Bad and doubtful accounts                     58         43          5          27            -          -
       Deferred income tax                           (1)        24         (1)         23            -          -
       Share of losses of associate companies        18          6          7           -            -          -
       Minority interests in profits of               -          8          -           2            -          -
       subsidiaries
       Abnormal revenues and expenses               268        (15)         -           -            -          -
       Other                                        (22)        (2)        (1)         14            -          -
     Changes in assets and liabilities net of
     effects of non-cash and investing and financing
     activities:
       (Increase)/decrease in accounts receivable
     and related items                             (222)      (127)       (15)         23            2         (2)
       Decrease/(increase) in inventories             1          6         (9)         (1)           -          -
       Increase/(decrease) in current taxation      108         34        153          56          (62)       (49)
       (Decrease)/increase in provisions             (5)       (57)         6         (59)           -          -
       Increase/(decrease) in accounts payable
     and related items                              190        138          8          28            3        (12)
                                                ---------------------------------------------------------------------
     Net cash flows from operating activities     1,758      1,468        493       1,495          259        659
                                                =====================================================================


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

The movements in the imputation credit accounts are detailed below:

                                                            Telecom Group                     Parent Company
                                                  -----------------------------------     -----------------------
                                                               30 June                           30 June
                                                  -----------------------------------     -----------------------
                                                      2001        2000        1999          2001          2000
                            -------------------------------------------------------------------------------------
                            (Dollars in millions)      NZ$        NZ$          NZ$            NZ$          NZ
                            -------------------------------------------------------------------------------------
     Balance (credit) at the beginning of the period    (3)         (1)       (126)             20         (10)
     New Zealand income tax (paid)/refunded           (180)       (300)         51               -           -
     Imputation credits attached to dividends           (1)         (1)          -            (195)       (267)
     received

     Imputation credits attached to dividends paid     175         299          74             173         297
                                                    ---------------------------------     -----------------------

     Balance (credit) at the end of the period          (9)         (3)         (1)             (2)         20
     Minority interests                                  -           -           1               -           -
                                                   ---------------------------------     -----------------------

     Net balance (credit) at the end of the period      (9)         (3)          -              (2)         20
                                                    =================================     =======================

                                       F-45

                        Notes to the Financial Statements
     continued

NOTE 27 ACQUISITION AND DISPOSAL OF SUBSIDIARIES

     During the year ended 30 June 2001 Telecom acquired the remaining shares in AAPT that it did not already own. Total consideration paid was $635 million resulting in additional goodwill at the date of purchase of $548 million. Full consolidation of AAPT's results was effective from 1 December 2000.

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

     The effect of these acquisitions and disposals on the Group's assets and liabilities as at 30 June 2000 was:

                                                               Telecom Group
                                         ------------------------------------
                                         (Dollars in millions)           NZ$
                                         ------------------------------------
     ASSETS
     Current assets:
     Cash                                                                3
     Receivables and prepayments                                       168
                                                                    ------
     Total current assets                                              171
                                                                    ------

     Future tax benefit                                                 14
     Long-term investments                                               2
     Intangibles                                                       268
     Fixed assets                                                      266
                                                                    ------
     Total assets                                                      721
                                                                    ------

     LIABILITIES
     Current liabilities:
     Bank overdraft                                                     (1)
     Accounts payable and accruals                                     271
                                                                    ------
     Total current liabilities                                         270
                                                                    ------
     Long-term debt                                                    147
                                                                    ------
     Total liabilities                                                 417
                                                                    ------
     Minority interests                                                 69
                                                                    ------
     Net assets acquired                                               235
                                                                    ======

     Net consideration:
     Opening investment                                               (385)
     Net cash paid                                                  (1,113)
     Goodwill arising on acquisition                                 1,279
     Profit on disposal                                                (16)
                                                                    ------
                                                                      (235)
                                                                    ======

NOTE 28 SIGNIFICANT EVENTS AFTER BALANCE DATE

     On 9 August 2001, the Board of Directors approved the payment of a fourth quarter dividend of $93 million, representing 5 cents per share. In addition, a supplementary dividend totalling $16 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

                        Notes to the Financial Statements
     continued

NOTE 29 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                 Net           Earnings                       Net
                                               abnormal          before      Earnings     earnings
                                Operating      revenue/       interest and     before    attributable to Net earnings
                                 revenues     (expense)        taxation      income tax   shareholders     per share
     ------------------------------------------------------------------------------------------------------------------
      (Dollars in millions,
      except per share amounts)     NZ$           NZ$             NZ$          NZ$            NZ$           NZ$
     ------------------------------------------------------------------------------------------------------------------
     Quarter ended:
        30 September 2000          1,291             -            343          260            161          0.092
        31 December 2000           1,382             -            317          223            139          0.079
        31 March 2001              1,606             -            595          496            381          0.217
        30 June 2001               1,357          (268)            70          (35)           (38)        (0.022)
                                ---------------------------------------------------------------------------------------
     Year ended 30 June 2001       5,636          (268)         1,325          944            643          0.364
                                =======================================================================================

     Quarter ended:
        30 September 1999            887             -            365          318            209          0.119
        31 December 1999             993             -            350          290            197          0.112
        31 March 2000              1,239            15            380          307            205          0.117
        30 June 2000               1,231             -            335          250            172          0.098
                                ---------------------------------------------------------------------------------------

     Year ended 30 June 2000       4,350            15          1,430        1,165            783          0.447
                                =======================================================================================

     Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total annual earnings per share.

                        Notes to the Financial Statements
     continued

NOTE 30 COMPARATIVE FINANCIAL INFORMATION (UNAUDITED)

     Annual Balance Date Change

     Effective 1 April 1999, Telecom changed its annual balance date from 31 March to 30 June. The unaudited consolidated Statement of Financial Performance for the three months ended 30 June 1998 and the year ended 30 June 1999 is presented below for comparative purposes.

                                                                                           Year ended    Three months
                                                                                             30 June    ended 30 June
                                                                                      -------------------------------
                                                                                              1999              1998
                                   ----------------------------------------------------------------------------------
                                   (Dollars in millions, except per share amounts)             NZ$               NZ$
                                   ----------------------------------------------------------------------------------
     Operating revenues
         Local service                                                                        1,059              263
         Calling                                                                              1,140              290
         Interconnection                                                                         71               15
         Cellular and other mobile services                                                     502              113
         Internet                                                                                43                8
         Data                                                                                   314               73
         Other operating revenues                                                               327               64
         Abnormal revenues                                                                       31                -
                                                                                      ------------------------------
                                                                                              3,487              826
                                                                                      ------------------------------

     Operating expenses
         Labour                                                                                 467              124
         Cost of sales                                                                          459              109
         Other operating expenses                                                               549              127
         Abnormal expenses                                                                       37                -
                                                                                      ------------------------------
                                                                                              1,512              360
                                                                                      ------------------------------

     Earnings before interest, taxation, depreciation and amortisation                        1,975              466

     Depreciation and amortisation                                                              558              141
                                                                                      ------------------------------

     Earnings before interest and taxation                                                    1,417              325

     Interest income                                                                             45               16
     Interest expense                                                                          (234)             (62)
                                                                                      ------------------------------

     Earnings before income tax                                                               1,228              279

     Income tax expense                                                                        (385)             (89)
                                                                                      ------------------------------

     Earnings after income tax                                                                  843              190

     Share of losses of associate company after income tax                                       (7)               -
     Minority interests in profits of subsidiaries                                               (2)               -
                                                                                      ------------------------------
     Net earnings attributable to shareholders                                                  834              190
                                                                                      ------------------------------
     Net earnings per share                                                                  $0.476           $0.109
                                                                                      ==============================
     Weighted average number of ordinary shares outstanding (in millions)                     1,752            1,752
                                                                                      ==============================

                        Notes to the Financial Statements
     continued

NOTE 31 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE

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

     EFFECT ON NET EARNINGS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

                                                                                                Telecom Group
                                                                            -------------------------------------------------------
                                                                                                          Three months
                                                                                                             ended       Year ended
                                                                                     Year ended 30 June     30 June       31 March
                                                                            -------------------------------------------------------
                                                                                       2001        2000        1999         1999
                  -----------------------------------------------------------------------------------------------------------------
                   (Dollars in millions, except per share amounts)                     NZ$         NZ$         NZ$          NZ$
                  -----------------------------------------------------------------------------------------------------------------
     Net earnings in accordance with NZ GAAP                                           643         783         202         822

     US GAAP adjustments:
       Depreciation of interest costs capitalised in prior years (a)                    (8)         (9)         (2)         (9)
       Deferred taxation (b)                                                            18          13          (4)         19
       Executive share ownership plan (c)                                                -           -           -         (16)
       Provision for Year 2000 (d)                                                       -         (17)         (7)        (48)
       Provision for onerous contracts (e)                                              (3)        (14)         22           -
       Share of losses of associate company (f)                                        (44)        (23)          -           -
       Dividends from associates (g)                                                  (102)          -           -           -
                                                                            -------------------------------------------------------
     Net earnings in accordance with US GAAP                                           504         733         211         768
                                                                            =======================================================
     Basic net earnings per share in accordance with US GAAP                        $0.285      $0.418      $0.120      $0.438
                                                                            =======================================================
     Diluted earnings per share from continuing operations
       in accordance with US GAAP (n)                                               $0.285      $0.417      $0.120      $0.439
                                                                            =======================================================

     CUMULATIVE EFFECT ON SHAREHOLDERS' FUNDS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

                                                                                                Telecom Group
                                                                            ------------------------------------------------------
                                                                                                      Three months   Year ended
                                                                               Year ended 30 June    ended 30 June  31 March
                                                                            ------------------------------------------------------
                                                                                 2001          2000         1999           1999
                                                ----------------------------------------------------------------------------------
                                                (Dollars in millions)            NZ$           NZ$          NZ$            NZ$
                                                ----------------------------------------------------------------------------------
     Shareholders' funds in accordance with NZ GAAP                            1,997         1,130         1,086         1,085
     Capitalisation of interest costs, net of accumulated
       depreciation (a)                                                           22            30            39            41
     Deferred taxation (b)                                                         -           (18)          (31)          (27)
     Provision for dividend (i)                                                    -           202           202           202
     Provision for Year 2000 (d)                                                   -             -            17            24
     Provision for onerous contracts (e)                                           5             8            22             -
     Share of losses of associate company (f)                                    (67)          (23)            -             -
     Dividends from associates (g)                                              (102)            -             -             -
     Unrealised derivative losses on cash flow hedges (h)                        (59)            -             -             -
     Accumulated unrealised holding loss on available-for-sale
     securities (o)                                                              (50)           (8)            -             -
                                                                            -----------------------------------------------------
     Shareholders' funds in accordance with US GAAP                            1,746         1,321         1,335         1,325
                                                                            =====================================================

                        Notes to the Financial Statements
     continued

NOTE 31 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

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

     The components of the US GAAP net deferred tax liability at 30 June 2001, 30 June 2000 and 30 June 1999 amounting to $23 million, $31 million, and $56 million respectively, are as follows:

                                                                     Deferred tax asset             Deferred tax liability
                                                             -------------------------------- ---------------------------------
                                                                         30 June                             30 June
                                                             -------------------------------- ---------------------------------
                                                               2001        2000       1999        2001        2000        1999
                                        ----------------------------------------------------- ---------------------------------
                                       (Dollars in millions)    NZ$         NZ$        NZ$         NZ$         NZ$         NZ$
                                       ------------------------------------------------------ ---------------------------------
     Depreciation                                               32          14          14        (153)       (145)       (113)
     Restructuring provisions                                    -           2           9           -           -           -
     Tax losses in overseas subsidiary
     company                                                     -          32           -           -           -           -
     Provisions, accruals and other                            159         105          90         (53)        (57)        (50)
     Valuation allowance                                        (8)         (7)         (6)          -           -           -
     Supplementary dividend tax credit                           -          25           -           -           -           -
                                                             -------------------------------- --------------------------------
                                                               183         171         107        (206)       (202)       (163)
                                                             ================================ ================================

     Included in the net deferred tax liability at 30 June 2001 of $23 million is a net current asset of $86 million and a net non-current liability of $109 million. The net deferred tax liability at 30 June 2000 of $31 million included a net current asset of $124 million and a net non-current liability of $155 million. The net deferred tax liability at 30 June 1999 of $56 million included a net current asset of $90 million and a net non-current liability of $146 million.

                        Notes to the Financial Statements
     continued

NOTE 31 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

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

     Reconciliation of the cumulative effect of the Executive Plan on shareholders' funds:

                                                                                             Telecom Group
                                                                     -------------------------------------------------------
                                                                                                Three months
                                                                                                     ended      Year ended
                                                                            Year ended 30 June      30 June      31 March
                                                                     -------------------------------------------------------
                                                                             2001        2000        1999          1999
                                     ---------------------------------------------------------------------------------------
                                       (Dollars in millions)                  NZ$         NZ$         NZ$           NZ$
                                     ---------------------------------------------------------------------------------------
     Opening balance                                                            -           -           -            (3)
     Shares vested, net                                                         -           -           -            18
     US GAAP reversal of NZ GAAP liquidation profit                             -           -           -           (16)
     Dividends paid on treasury stock                                           -           -           -             1
                                                                     -------------------------------------------------------
                                                                                -           -           -             -
                                                                     =======================================================

     (d) Provision for Year 2000

     Under US GAAP, the costs relating to Year 2000 modifications should be expensed as incurred. Consequently, the accrual of such costs is not permitted.

     (e) Provision for Onerous Contracts

     Under US GAAP, the costs relating to these onerous contracts should be expensed as incurred. Consequently, the accrual of such costs is not permitted.

     (f) Share of Losses of Associate Companies

     Under NZ GAAP, where the carrying amount of an equity investment in an associate falls below zero, the equity method of accounting is suspended and the investment is recorded at zero. If this occurs, the equity method of accounting is not resumed until such time as the Group's share of losses and reserve decrements not recognised during the financial years in which the equity method was suspended, are offset by the current share of profits and reserves.

     Under US GAAP net losses continue to be accrued until both the equity investment and any advance balance are reduced to zero.

                        Notes to the Financial Statements
     continued

NOTE 31 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

     (g)  Dividends From Associates

     Under NZ GAAP, dividends received from Southern Cross were initially applied to the carrying value of the equity investment in Southern Cross. Once the carrying value of the equity investment had been reduced to zero by these dividends, the equity method of accounting was suspended and remaining dividends were included as income in the Statement of Financial Performance.

     Under US GAAP, dividends in excess of the carrying value of the equity investment are applied to reduce the balance of advances to associates, until these too are reduced to zero.

     (h)  Accounting for Derivative Financial Instruments

     Under NZ GAAP, derivative financial instruments held for purposes other than trading are measured at historic cost. Under US GAAP, derivative financial instruments are required to be accounted for under Statement of Financial Accounting Standards ("SFAS") 133 "Accounting for Derivative Instruments and Hedging Activities", which requires all derivatives to be recorded in the balance sheet at their fair value. Changes in the fair values of derivatives during the period are required to be included in the determination of net income unless the derivative qualifies as a hedge.

     To qualify as a hedge, the hedging relationship must be formally documented at inception detailing the particular risk management objective and strategy for the hedge, which includes the item and risk being hedged, the derivative that is being used, as well as how hedge effectiveness is being assessed.

     Telecom adopted SFAS 133 for the purposes of reconciliation to US GAAP as at 1 July 2000. Telecom holds derivative financial instruments solely for the purposes of hedging. The nature of the various derivative financial instruments utilised by Telecom and the purposes for which these financial instruments are used are described in Note 19. Under SFAS 133, Telecom's derivative financial instruments qualify as cash flow hedges. As at 30 June 2001, Telecom's cash flow hedges were for a maximum term of 9 years, though the majority are for a term of less than 5 years.

     For cash flow hedges, in which derivatives hedge the variability of cash flows related to floating rate and/or foreign currency denominated liabilities or forecasted transactions, the accounting treatment is dependent on the effectiveness of the hedge. To the extent that the derivative is effective in offsetting the variability of the hedged cash flows, changes in the derivative's fair value are not included in current earnings, instead being reported as a component of other comprehensive income. These changes in fair value will be included in the earnings of future periods when earnings are also affected by the variability of the hedged cash flows. To the extent that hedges are not effective, changes in the fair value of the derivative are included immediately in current earnings.

     The cumulative effect of adopting SFAS 133 at 1 July 2000, representing the initial revaluation of derivatives to fair value was recognised as a reduction in other comprehensive income of $53 million. Amounts reclassified to earnings during the year ended 30 June 2001 as a result of hedge ineffectiveness were immaterial. As at 30 June 2001, an unrealised loss of $59 million was included in accumulated other comprehensive income. The amount expected to be reclassified to earnings to adjust hedged variable cash flows is approximately $48 million.

     (i)  Provision for Dividend

     Prior to the year ended 30 June 2001, under NZ GAAP, dividends declared by the Board of Directors after the end of an accounting period, but in respect of that period, were deducted in arriving at retained earnings at the end of that accounting period. Under US GAAP, such dividends are provided in the period in which they are declared by the Board of Directors. The dividend included for the purpose of the US GAAP reconciliation is net of the effect of the supplementary dividend and associated tax credit.

                        Notes to the Financial Statements
     continued

NOTE 31 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

     During the year ended 30 June 2001, Telecom changed its policy for accounting for dividends declared after the end of an accounting period, such that dividends are now provided for in the period in which they are declared. In this respect, there is no longer a difference between NZ GAAP and US GAAP treatments.

     (j)  Statement of Cash Flows

     Under both NZ GAAP and US GAAP, a Statement of Cash Flows, which discloses cash flows from operating, investing and financing activities, is required to be presented. Under US GAAP, bank overdrafts would be reclassified as a financing activity rather than a component of cash position. In addition short term deposits with original maturities of three months or less would generally qualify as a component of cash position. Accordingly, the closing cash position under US GAAP at 30 June 2001, 30 June 2000 and 30 June 1999 would be $209 million, $342 million and $84 million respectively.

     (k)  Research and Development Expenditure

     Under NZ GAAP, research and development costs are charged to expenses as incurred except where, in the case of development costs, future benefits are expected beyond any reasonable doubt to exceed these costs. Where development costs are deferred, they are amortised over future periods on a basis related to future benefits. For the purpose of compliance with US GAAP, all research and development costs must be expensed as incurred. As at 30 June 2001, 30 June 2000 and 30 June 1999 there were no significant amounts of deferred development costs.

     (l)  Connection Revenue

     Under NZ GAAP, charges for connecting customers to the network and costs related to connecting the customer are recognised in revenue as received/incurred. Staff Accounting Bulletin ("SAB") 101, issued by the US Securities and Exchange Commission, requires connection revenues to be deferred and recognised over the life of the connection, with related costs also deferred to the extent that they do not exceed deferred revenues. Telecom's costs of connection exceeds the revenue it derives from connection and therefore an adjustment to comply with US GAAP would result in equal deferral of income and expenditure. This would have no impact on net earnings or shareholders funds calculated in accordance with US GAAP.

     (m)  Share Options

     SFAS 123 "Accounting for Stock-Based Compensation" requires that Telecom calculate the value of stock options at the date of grant using an option pricing model. Telecom has elected the "pro forma disclosure only" option permitted under SFAS 123 instead of recording a charge to operations, as shown below:

                                                                           Telecom Group
                                                              ---------------------------------------------------------
                                                                                              Three
                                                                                             months         Year
                                                                                              ended        ended
                                                                 Year ended 30 June          30 June       31 March
                                                              ---------------------------------------------------------
                                                                    2001          2000          1999          1999
              --------------------------------------------------------------------------------------------------------
              (Dollars in millions, except per share amounts)        NZ$           NZ$           NZ$           NZ$
              --------------------------------------------------------------------------------------------------------
     US GAAP:
     Net earnings                As reported                         504           733           211            768
                                 Pro forma                           499           729           210            766
     Basic earnings per share    As reported                      $0.285        $0.418        $0.120         $0.438
                                 Pro forma                        $0.282        $0.416        $0.120         $0.437

                        Notes to the Financial Statements
     continued

NOTE 31 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

     The pro forma amounts have been determined using the Black Scholes option pricing model based on the following weighted average assumptions:

                                                                                Telecom Group
                                                             ------------------------------------------------------------
                                                                                                Three
                                                                                               months
                                                                                                ended      Year ended
                                                                   Year ended 30 June          30 June      31 March
                                                             ---------------------------------------------------------
                                                                     2001          2000          1999          1999
                                                             ---------------------------------------------------------
     Risk-free interest rate                                          6.7%          6.8%          5.95%          6.4%
     Expected dividend yield                                          3.2%          5.8%           6.3%          5.1%
     Expected option life (in years)                                  5.9           6.0            6.0           6.0
     Expected stock price volatility                                 23.0%         23.0%          24.0%         24.0%
     Discount to reflect restrictive terms of the options            25.0%         25.0%          25.0%         25.0%

     (n) Earnings Per Share

     SFAS 128 "Earnings Per Share", requires companies to present basic earnings per share and diluted earnings per share. The numerators and the denominators used in the computation of basic and diluted earnings per share pursuant to SFAS 128 are reconciled below:

                                                                                                Telecom Group
                                                                            ----------------------------------------------------
                                                                                                         Three           Year
                                                                                                        months ended     ended
                                                                             Year ended 30 June          30 June       31 March
                  --------------------------------------------------------------------------------------------------------------
                  (Dollars in millions, except per share amounts)             2001          2000          1999            1999
                  --------------------------------------------------------------------------------------------------------------
     Basic EPS Computation
     Numerator - net earnings                                               $  504         $  733         $  211         $  768
     Denominator - ordinary shares (in millions)                             1,767          1,753          1,753          1,752
                                                                            ----------------------------------------------------
     Basic EPS                                                              $0.285         $0.418         $0.120         $0.438
                                                                            ----------------------------------------------------

     Diluted EPS Computation
     Numerator:
     Net earnings                                                           $  504         $  733         $  211         $  768
     Add: Capital note interest after income tax                                 -         $   54         $   13              -
                                                                            ----------------------------------------------------
                                                                            $  504         $  787         $  224         $  768
                                                                            ----------------------------------------------------
     Denominator (in millions):
     Ordinary shares                                                         1,767          1,753          1,753          1,752
     Capital notes                                                               -            135            120              -
     Options                                                                     -              -              1              -
                                                                            ----------------------------------------------------
                                                                             1,767          1,888          1,874          1,752
                                                                            ----------------------------------------------------
     Diluted EPS                                                            $0.285         $0.417         $0.120         $0.438
                                                                            ====================================================

     At 30 June 2001 and 31 March 1999, capital notes were anti-dilutive (as defined by SFAS 128) and hence have been excluded from the calculation of diluted EPS.

                        Notes to the Financial Statements
     continued

NOTE 31 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

     (o) Comprehensive Income

                                                                                                     Telecom Group
                                                                                   -----------------------------------------------
                                                                                                        Three months
                                                                                       Year ended          ended      Year ended 31
                                                                                        30 June           30 June        March
                                                ----------------------------------------------------------------------------------
                                                (Dollars in millions)                2001         2000         1999        1999
                                                ----------------------------------------------------------------------------------
     Net earnings in accordance with US GAAP                                          504          733          211         768

     Other comprehensive income:

       Foreign currency translation adjustments (see Note 18)                         (61)          48            1           -
       Cumulative effect of accounting change on adoption
            of SFAS 133                                                               (53)           -            -           -
       Unrealised derivative losses on cash flow hedges                                (6)           -            -           -
       Unrealised holding loss on available-for-sale
       securities                                                                     (42)          (8)           -           -
                                                                                     ---------------------------------------------
     Other comprehensive income                                                      (162)          40            1           -
                                                                                     ---------------------------------------------
     Total comprehensive income                                                       342          773          212         768
                                                                                     =============================================

     Accumulated other comprehensive income, a component of shareholders funds in accordance with US GAAP, totalled $(121) million at 30 June 2001 (30 June 2000: $41 million, 30 June 1999: $1 million). Components of accumulated other comprehensive income were:

                                                                                                      Telecom Group
                                                                                  ----------------------------------------------
                                                                                                        30 June
                                                        ------------------------------------------------------------------------
                                                        (Dollars in millions)                 2001           2000          1999
                                                        ------------------------------------------------------------------------
     Foreign currency translation adjustments                                                 (12)            49              1
     Unrealised holding loss on available-for-sale securities                                 (50)            (8)             -
     Unrealised derivative losses on cash flow hedges                                         (59)             -              -
                                                                                  ----------------------------------------------
     Accumulated other comprehensive income                                                  (121)            41              1
                                                                                  ==============================================

     SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" requires Equity Securities to be classified as either `trading securities' or `available-for-sale securities'. Telecom's investments in Sky, INL and eVentures are not held for the purpose of short-term trading and therefore meet the definition of an available-for-sale security. Available-for-sale securities must be carried at fair value with unrealised gains and losses reported as a component of other comprehensive income.

     As at 30 June 1999, Telecom's investment in AAPT also met the definition of an available-for-sale security and an associated holding loss of $49 million was recognised. In the year ended 30 June 2000 Telecom increased its shareholding in AAPT to 81.4%. As this investment no longer met the definition of an available-for-sale security, the loss was reversed in the pro forma disclosure for the three months ended 30 June 1999.

                        Notes to the Financial Statements
     continued

NOTE 31 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

     (p) Acquisition of AAPT

     APB16 "Business Combinations" requires certain unaudited pro forma disclosures be presented in the year when a subsidiary is acquired. The following pro forma consolidated results of operations are presented as if the acquisition of a controlling interest in AAPT in November 2000 had taken place at the beginning of the 2000 and 1999 financial years. The effects of other acquisitions on the consolidated financial statements are not significant and have been excluded from the pro forma presentation.

                                                                                                         Telecom Group
                                                                                             -------------------------------------
                                                                                                       Year ended 30 June
                                        ------------------------------------------------------------------------------------------
                                        (Dollars in millions, except per share amount)               2000                 1999
                                        ------------------------------------------------------------------------------------------
     Operating revenues                                                                             4,793                 4,384
     Net earnings attributable to shareholders                                                        660                   684
     Basic earnings per share                                                                      $0.376                $0.390

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

     (q) Impact of Recently Issued Accounting Standard - SFAS 142 "Goodwill and Other Intangible Assets"

     In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets.

     Under the requirements of SFAS 142, goodwill and intangible assets that have indefinite useful lives will not be amortised, but instead will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortised over their useful lives, but no maximum useful life is mandated.

     The non-amortisation approach to accounting for goodwill is not in accordance with New Zealand Statement of Standard Accounting Practice ("SSAP") 8 "Accounting for Business Combinations", which requires goodwill to be amortised over a period not exceeding 20 years. Accordingly, Telecom will continue to amortise goodwill in its New Zealand GAAP financial statements.

     The application of SFAS 142 will however have a material impact on the calculation of Telecom's net earnings and shareholders funds in accordance with US GAAP. Application of SFAS 142 in the year ended 30 June 2001 would have resulted in a reduction of amortisation expense and hence an increase in net earnings and shareholders funds under US GAAP of $101 million. It is too early to say what, if any, impact the approach to impairment testing mandated by SFAS 142 will have on Telecom's financial statements.

     SFAS 142 is applicable for financial years beginning on or after 15 December 2001. Early adoption is permitted. Goodwill and intangible assets acquired after 30 June 2001 will be immediately subject to the provisions of SFAS 142.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Report to be signed on its behalf by the ndersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED




By:   /s/ Theresa Gattung
    ---------------------

Theresa Gattung
Chief Executive

Dated:  17 December 2001
        ----------------