Form 20-F
period 2002-06-30
TELECOM CORP OF NEW ZEALAND LTD
filed 2002-11-26
CIK 875809

================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

                      ANNUAL REPORT PURSUANT TO SECTION 13
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended 30 June 2002
                         Commission file number 1-10798

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

                   Title of each class                         Name of each exchange on which registered
               American Depository Shares                                New York Stock Exchange
("ADSs", evidenced by American Depository Receipts ("ADRs"))

           Ordinary Shares, no par value                                 New York Stock Exchange*
                   ("Shares")

*Not for trading, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act              None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act   None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares, no par value                                     1,873,817,760
Special rights convertible preference share, no par value                     1

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

                     Item 17                    Item 18 [x]

================================================================================

                                TABLE OF CONTENTS

Interpretation ................................................................3
Forward Looking Statements ....................................................3

                                     PART I

Item 1    Identity of Directors, Senior Management and Advisors................3
Item 2    Offer Statistics and Expected Timetable..............................3
Item 3    Key Information......................................................3
Item 4    Information on the Company...........................................9
Item 5    Operating and Financial Review and Prospects........................15
Item 6    Directors, Senior Management and Employees..........................97
Item 7    Major Shareholders and Related Party Transactions..................105
Item 8    Financial Information..............................................106
Item 9    Listing............................................................108
Item 10   Additional Information.............................................109
Item 11   Quantitative and Qualitative Disclosures About Market Risk.........137
Item 12   Description of Securities Other Than Equity Securities.............139

                                 PART II

Item 13   Defaults, Dividend Arrearages and Delinquencies....................139
Item 14   Material Modifications to the Rights of Security Holders and
             Use of Proceeds.................................................139
Item 15   Disclosure and Controls............................................139
Item 16   Reserved...........................................................139

                                PART III

Item 17   Financial Statements...............................................139
Item 18   Financial Statements...............................................139
Item 19   Exhibits...........................................................140

Interpretation.

When used in this Report on Form 20-F ("Report") references to the "Company" or "Telecom" are references to Telecom Corporation of New Zealand Limited (together with its subsidiaries, where appropriate).

Certain information required for this report is incorporated by reference to Telecom's Financial Statements for the fiscal year ended 30 June 2002 (the "Financial Statements"). References to "Notes" are references to the Notes to the Financial Statements. The Financial Statements are filed herewith.

In this Report references to "US$" or "US Dollars" are to United States dollars, references to "A$" are to Australian dollars and references to "$", "NZ$", and "NZ dollars" are to New Zealand dollars.

Forward Looking Statements.

This Report contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21D of the US Securities Exchange Act of 1934. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. When used in this Report, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such forward looking statements are not guarantees of future performance. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors. The information set forth or incorporated in this Report including, but without limitation, information set out in Items 3, 4, and 5 identifies important factors that could cause such differences.

                                     PART I

              Item 1. Identity of Directors, Senior Management and
                                   Advisors.

Not applicable.

                Item 2. Offer Statistics and Expected Timetable.

Not applicable.

                            Item 3. Key Information.

Selected Financial Data.

The selected consolidated financial data set forth below has been derived from the Company's audited Consolidated Financial Statements for each of the reporting periods in the five year period ended 30 June 2002 which have been reported on by PricewaterhouseCoopers, independent chartered accountants, subject to certain reclassifications of data from prior years to conform to current year classifications. Effective 1 April 1999, the Telecom Group changed its balance date from 31 March to 30 June. The selected consolidated financial data set out below includes the transition period results for the three months ended 30 June 1999. The data should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements and Notes which are filed herewith. See F2-F54.

                                                                                     Three
                                                                                    Months
                                                                                     Ended      Years Ended 31
                                                        Year Ended 30 June          30 June          March
                                                    ----------------------------    -------    ----------------
                                                     2002       2001       2000      1999       1999      1998
                                                      NZ$        NZ$        NZ$       NZ$        NZ$       NZ$
                                                    -------    -------    ------    -------    ------    ------
                                                    (Dollars in millions, except per share and per ADS amounts)
Statement of Financial Performance Data
Amounts in accordance with New Zealand GAAP:
Operating revenues
   Local service                                    $ 1,080    $ 1,071    $1,064    $  264     $1,058    $1,025
   Calling                                            1,763      1,816     1,488       270      1,161     1,242
   Interconnection                                      145         97        90        20         65        56
   Cellular and other mobile services                   822        865       717       132        484       431
   Internet                                             209        169       102        13         36        19
   Data                                                 650        601       433        83        306       286
   Other operating revenues                             868      1,029       441        67        328       339
   Abnormal revenue (a)                                  --        (12)       15        15         16        --
                                                    -------    -------    ------    ------     ------    ------
   Total operating revenues                           5,537      5,636     4,350       864      3,454     3,398
Operating expenses
   Labour                                               599        572       486       112        479       494
   Cost of sales                                      1,759      1,852     1,079       118        451       398
   Other operating expenses                             914        909       728       131        545       561
   Abnormal expenses (b)                                862        256        --        22         15        37
                                                    -------    -------    ------    ------     ------    ------
Total Operating Expenses                              4,134      3,589     2,293       383      1,490     1,490
                                                    -------    -------    ------    ------     ------    ------
Earnings before interest, taxation depreciation
   and amortisation                                   1,403      2,047     2,057       481      1,964     1,908
Depreciation and amortisation                           815        722       627       138        560       568
                                                    -------    -------    ------    ------     ------    ------
Earnings before interest and tax                        588      1,325     1,430       343      1,404     1,340
Net interest expense (f)                                413        381       265        43        196       166
                                                    -------    -------    ------    ------     ------    ------
Surplus from continuing operations before income
   tax                                                  175        944     1,165       300      1,208     1,174

Income tax expense (f)                                  365        283       368        91        384       384
                                                    -------    -------    ------    ------     ------    ------
(Loss)/earnings from continuing operations after
   income tax                                          (190)       661       797       209        824       790

(Loss)/gain from discontinued operations (c)             --         --        --        --         --        30
Associate losses/minority interest                        2        (18)      (14)       (7)        (2)       --
                                                    -------    -------    ------    ------     ------    ------
Net earnings attributable to shareholders              (188)       643       783       202        822       820
                                                    =======    =======    ======    ======     ======    ======
(Loss)/earnings per Share from continuing
   operations (d)                                    (0.101)     0.364     0.447     0.115      0.469     0.442
                                                    =======    =======    ======    ======     ======    ======
(Loss)/earnings per ADS from continuing
   operations (d)                                    (0.808)      2.91      3.58     0.920       3.75      3.54

Amounts in accordance with US GAAP (e):
Net (loss)/earnings from continuing operations         (234)       504       733       211        768       733
Net (loss)/earnings attributable to shareholders       (234)       504       733       211        768       763
Basic (loss)/earnings per Share from continuing
   operations (d)                                    (0.126)     0.285     0.418     0.120      0.438     0.410

Basic (loss)/earnings per ADS from continuing
   operations (d)                                     (1.01)      2.28      3.34     0.960       3.50      3.28
Diluted (loss)/earnings per Share from
   continuing operations (d)                         (0.126)     0.285     0.417     0.120      0.439     0.410

                                                                              Three
                                                                             Months
                                                                              Ended    Years Ended 31
                                                      Year Ended 30 June     30 June        March
                                                    ----------------------   -------   --------------
                                                     2002    2001    2000     1999     1999     1998
                                                    ------   -----   -----   -------   -----    -----
Diluted (loss)/earnings per ADS from continuing     (1.01)    2.28    3.34    0.960     3.51     3.28
operations (d)

Weighted average number of ordinary shares
   outstanding (in millions)                        1,863    1,767   1,753    1,753    1,752    1,786

                                                            As at 30 June           As at 31 March
                                                    -----------------------------   --------------
                                                    2002    2001    2000    1999    1999     1998
                                                     NZ$     NZ$     NZ$     NZ$     NZ$      NZ$
                                                    -----   -----   -----   -----   -----    -----
                                                                    (Dollars in Millions)
Statement of Financial Position Data
Amounts in accordance with New Zealand GAAP:
Fixed assets                                        4,826   4,901   4,250   3,774   3,780    3,793
Total assets                                        8,246   8,972   7,981   5,242   5,375    5,165
Debt due within one year                            1,178   2,165   1,462   1,064   1,130      746
Long term debt (f)                                  4,434   3,298   3,804   1,945   2,054    2,233
Total liabilities (f)                               6,918   6,969   6,762   4,149   4,283    4,096
Total equity/net assets (f)                         1,328   2,003   1,219   1,093   1,092    1,069
Amount in accordance with US GAAP (e):
Fixed assets                                        4,843   4,923   4,280   3,813   3,821    3,843
Total assets                                        8,107   8,775   7,980   5,281   5,416    5,215
Total shareholders' funds                           1,043   1,746   1,321   1,335   1,325    1,276

                                                                                      Three
                                                                                      Months
                                                                                      Ended       Years Ended 31
                                                          Year Ended 30 June         30 June          March
                                                  --------------------------------   --------   -------------------
                                                     2002        2001        2000      1999       1999       1998
                                                  ---------   ---------   --------   --------   --------   --------
                                                     (Dollars in millions, except per share and per ADS amounts)
Dividend Data
Dividends per Share (g)                            NZ$0.200    NZ40.200   NZ$0.460   NZ$0.115   NZ$0.460   NZ$0.430

Dividends per ADS (h)                             US$0.7289   US$0.6708   US$1.747   US$0.481   US$1.926   US$2.190

(a) In 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access to defer revenue in respect of that portion of services that is yet to be provided. The impact of this change in accounting policy was a one-off deferral of revenue of NZ$12 million.

     In March 2000, AAPT Limited ("AAPT") Telecom's principal Australian subsidiary acquired in November 1999, completed the sale of its wholly owned subsidiary AAPT Sat-Tel Pty Limited to New Skies Networks Australia Pty Limited. Included in the Consolidated Statement of Financial Performance are post acquisition profits relating to this sale, before minority interests, of NZ$15 million.

     During the three months ended 30 June 1999, a gain of NZ$15 million was recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross border finance lease. Further gains of NZ$20 million and NZ$34 million were recorded in operating revenue in 2000 and 2001 respectively given their recurring nature.

     The liquidation of Telecom's executive share ownership plan (the "Executive Plan") was completed in March 1999. The Trustee of the Executive Plan disposed of the 1.9 million unallocated shares held on trust and remitted the NZ$16 million net proceeds to Telecom as the residuary beneficiary.

(b) In the year ended 30 June 2002 Telecom recorded a charge of NZ$850 million for writing down goodwill and other assets relating to its investment in AAPT. This write-down resulted from a valuation review that determined that the carrying value of AAPT exceeded its fair value by $850 million. An additional charge of NZ$12 million was also incurred as a result of greater than expected costs to close down the Code Division Multiple Access ("CDMA") rollout in Australia (see below).

     The costs associated with the close down of the CDMA rollout in Australia were identified and provided for at 30 June 2001. A total charge of NZ$215 million was included in abnormal expenses representing a write-off of costs to date and provision for non-cancellable future commitments. Also at 30 June 2001, other asset impairment costs were recognised totalling NZ$41 million, relating to the decommissioning of the IRSN network and writing off other impaired assets and project costs.

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

(c) During the year ended 31 March 1997, the operations of Pacific Star Group were classified as discontinued and a formal plan of disposal or wind-down of its businesses was commenced. During the year to 31 March 1998 the winding down of the Pacific Star operations resulted in a reduction in the provision for loss on disposal of Pacific Star by NZ$30 million.

(d) Per share amounts have been calculated based on the weighted average number of shares outstanding during the periods indicated. Per ADS amounts have been calculated based on a ratio of eight shares per ADS. Diluted earnings per share and per ADS amounts reflect the dilutive effects of options and capital securities.

(e) The principal differences between the amounts shown in accordance with NZ GAAP and those shown in accordance with US GAAP arise from the treatment of the capitalisation of interest costs, the method of providing for deferred income taxes, the recognition of amounts relating to the executive share ownership plan, the recognition of accruals for restructuring and Year 2000 modification costs, the recognition of losses incurred by associates, the recognition of dividends from associates, the recognition of unrealised losses on cash flow hedges and available for sale securities, the recognition of profits from the sale of network capacity and the timing of reflection of dividends in retained earnings.

(f) Telecom issued long-term fixed interest unsecured subordinated capital notes in the year ended 31 March 1998. Historically these were classified in the Statement of Financial Position as a component of equity, with coupons paid to capital note holders shown net of tax following net earnings after income tax in the Statement of Financial Performance. To comply with revised accounting standards, the capital notes were reclassified from equity to debt at 30 June 2001, with coupons paid on capital notes included pre-tax within interest expense. In order to facilitate meaningful comparisons with prior periods, this reclassification has been reflected across all periods presented in the table above for which capital notes were outstanding.

(g) Dividends per share are presented on the basis of the year to which they relate and exclude supplementary dividends payable to overseas shareholders. See "Dividends".

(h) Dividends per ADS are calculated on a ratio of 8 ordinary shares to 1 ADS. Dividends per ADS is stated in US dollars based on the exchange rates prevailing on the dates dividends were paid to shareholders.

Exchange Rates.

Set-out below is certain information concerning exchange rates between NZ dollars and US dollars (expressed in US dollars per NZ$1.00) based on the noon buying rate in New York City for cable transfers in New Zealand dollars as reported by the Federal Reserve Bank of New York (the "Exchange Rate").

On 15 November 2002 the Exchange Rate was 0.4998.

The high and low Exchange Rates for each month during the previous six months were as follows:

---------------------------------------
Month                   High       Low
-----                   ----       ---
May 2002               .4790      .4455
June 2002              .4962      .4834
July 2002              .4927      .4630
August 2002            .4718      .4505
September 2002         .4740      .4655
October 2002           .4893      .4710
---------------------------------------

The average Exchange Rates for the financial periods specified below were as follows:

------------------------------------------

Fiscal Year ended 31 March     Average (a)

1998                             .6279
1999                             .5249

Fiscal Year ended 30 June

1999 (b)                         .5418
2000                             .4995
2001                             .4198
2002                             .4326

------------------------------------------

(a) Determined by averaging the Exchange Rates on the last day of each month during the fiscal year.
(b)  Three month period from 1 April 1999 to 30 June 1999.

--------------------------------------------------------------------------------

Risk Factors.

You should carefully consider the risk factors set forth below as well as the other information contained in this annual report when evaluating an investment in Telecom. The risks described below are not the only risks facing us. Any of the following risks could materially adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations.

Telecom faces vigorous competition in all its markets.

New Zealand. Since 1989, there have been no statutory barriers to entry to any part of the telecommunications industry in New Zealand. Vigorous competition exists within each of the markets in which Telecom operates, including local, national and international fixed network voice and data services, mobile voice and data services, and Internet services. Certain of Telecom's competitors are large multi-national corporations, or affiliates thereof, with substantial resources, including TelstraClear and Vodafone. Telecom expects competition to continue to be vigorous. Further declines in prices for many products and services can be expected.

Australia. Australia's telecommunications markets have been open to full competition since 1997. Telecom's Australian subsidiary, AAPT, faces intense competition from Telstra, SingTel Optus, Vodafone and a number of smaller entrants. The large competitors utilise bundling strategies (voice, mobile, internet, pay TV, DSL and `free time') to win customers back from newer entrants. In addition deregulation of the Australian consumer utility market over the next two years will enable utilities to enter the telecommunications market. There is a demand for more bandwidth intensive products with lower growth for basic voice services. Price reductions which have already been seen in the market for long distance and local fixed wire services are expected to continue.

Other markets. Telecom switches international wholesale telephony minutes through its points of presence in London, Tokyo and Los Angeles, in competition with a number of other operators in this world-wide trading market.

There can be no assurance that the competitive environment, will not have a material adverse effect on Telecom's business, financial condition or results of operations.

The regulatory environment.

The Company relies on certainty and stability in the regulatory environments in the principal jurisdictions in which it operates: Australia and New Zealand. Significant recent and proposed changes in the regulatory environment in both of these jurisdictions may have a material adverse affect on the returns expected from the Company's provision of telecommunications services.

New Zealand.

In New Zealand the telecommunications industry has until recently been comparatively deregulated. But, contrary to the deregulation trend in some other countries, there is now in New Zealand a trend towards increased regulation as a result of changes to the political environment. The Telecommunications Act 2001 has introduced significant changes to the regulatory environment, including the appointment of a Telecommunications Commissioner with powers to determine certain prices that the Company charges its competitors for services, where these are in dispute.

Interconnection: The Telecommunications Commissioner initially determined a toll by-pass interconnection rate of 1.13 cents per minute. This rate is below that previously paid by parties interconnecting with the Telecom PSTN. This may lead to reductions in retail prices and margins if lower input prices flow through to the retail market. Application has been made to the Telecommunications Commissioner for a final pricing review determination of the toll by-pass rate. The relevant pricing principle likely to be used is TSLRIC, a forward-looking cost-based methodology. The final rate set could be above or below that set in the initial determination.

Wholesale: Certain of the Company's business and residential retail products are required to be wholesaled to competitors. A reduction in rates for services wholesaled may lead to a reduction in the Company's market share and its ability to achieve scale returns. It may also lead to lower retail prices and margins.

Residential Access: A specific form of wholesale access is provided for where competitors are granted access to the Company's residential access line products at a discount. This will provide competitors with the ability to compete for the provision of access to the Company's residential consumers without having to build a network. No assurance can be given that such access will not have a material adverse effect on the Company's business.

Telecommunications Service Obligation (TSO): The TSO (a deed entered into with the Government on behalf of the Crown) contains the principles upon which the Company is required to deliver residential telephone service to many New Zealand consumers. The Company is entitled to recover the net cost of complying with the TSO from its competitors (on a proportional basis). The calculation of the net cost is a complicated matter and is subject to the Telecommunications Commissioner's determination. No assurance can be given that the determined net cost calculation will match the Company's actual cost of complying with the TSO.

Local Loop Unbundling. A review of whether local loop unbundling and/or interconnection access with the Company's fixed public data network should be added to the list of regulated services must be completed by the Telecommunications Commissioner before 20 December 2003. Any decisions on adding to the list of regulated services would then be made by the Government, who may or may not accept the recommendations of the Commissioner. The outcome of the review is uncertain and no assurance can be given that the review will not be adverse to the Company's business, financial condition or results of operations.

See "Regulatory Framework - The Telecommunications Act 2001."

Australia.

In Australia amendments have recently been proposed to "streamline" the telecommunications regulatory framework within the Trade Practices Act 1974
(TPA) and to bring about more transparent access to information from the incumbent, Telstra, which should assist to facilitate the competitive process particularly with respect to services required to be wholesaled by Telstra. If passed, these amendments and legislative changes are likely to assist AAPT in the regulatory context. However a risk remains that these legislative amendments will not be passed in a form that will assist AAPT and no assurance can be given that the Australian regulatory environment will not have a material adverse effect on the Company's business.

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

The demand for Telecom's services is influenced by economic conditions.

Telecom's business is influenced by economic conditions within the countries in which it operates, and in particular by the state of the New Zealand and Australian economies. The worldwide downturn in economic growth over the past two years, including the ongoing impact of the terrorist attacks on New York and Washington, D.C. could adversely affect continued growth in both countries, and also in the economies of their major trading partners. A significant weakening in the New Zealand or Australian economy could have a material adverse affect on Telecom's business and results of operations.

Telecom is dependent on a number of external parties for the delivery of its services.

Telecom has long-established relationships with a number of suppliers of network and information technology systems on which Telecom's services are delivered. For core network equipment, flexible "turnkey" supply and installation contracts (typically of three to five years duration) are utilised. In particular, Telecom has relationships for the supply of voice switching equipment, transmission equipment, and cellular mobile network equipment. In June 2002, Telecom and Alcatel entered into a strategic partnering relationship to manage the development and integration of Telecom's trans-Tasman Next Generation Network ("NGN").

Telecom has also outsourced significant elements of its operations to other external parties. These elements include information technology requirements for processes such as provisioning and billing services for customers, and access network design, build and maintenance services. In particular, the provision of Telecom's information technology requirements are outsourced to EDS. The extension of this outsourcing to include the provision of services to AAPT is currently being considered. In Australia, Telecom's subsidiaries make extensive use of Telstra's access services, including PSTN interconnection, local carriage resale and unconditioned local loop.

Telecom's operations depend on the successful management of these relationships and on the ongoing delivery of products and services by the external parties. The worldwide downturn in telecommunications investment has resulted in some of Telecom's suppliers being at risk of not continuing their operations in their current form, and potentially being unable to continue to supply Telecom.

Telecom's capital investment programmes may not generate an economic return.

Telecom's business is capital intensive and significant investment in technology and other assets is required before new services can be released to the market. The technology choice or market size assumptions behind these investments may not prove to be valid, or other technologies with lower operating costs or more compelling service propositions may become available to competitors. In addition, the structure of the telecommunications industry is changing as a result of convergence of telecommunications, information services and media markets and technologies, which may affect our assumptions on the profitability of our traditional markets. These factors could result in Telecom having to reduce the prices of its products and services in order to remain competitive leading to unsatisfactory returns on Telecom's assets and accelerated write-downs of their value, together with significant expenditures in addition to those already planned in order to remain competitive.

Telecom may be unable to successfully integrate the businesses it acquires, or maximise the results from strategic alliances and investments.

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

In the past year there has been significant turbulence in debt markets, and telecommunications companies have seen the cost of raising debt finance increase significantly. Additionally the reluctance of banks to lend to companies in the telecommunications sector has reduced. In the future, some banks may be unwilling to lend to Telecom, and Telecom's overall cost of funds may rise significantly due to investors requiring enhanced returns for investment in Telecom's loans, liquidity facilities and securities. Telecom cannot assure you that future conditions in the financial markets will not adversely affect its ability to finance its operations.

Telecom has substantially increased its outstanding debt in recent years to finance acquisitions and investments, resulting in a lowering of the credit rating on its debt. If it is unable to reduce the level of debt as planned, its credit ratings may be further downgraded.

Following a review by Standard & Poor's in September 2001, Telecom's senior long term credit rating was reduced from A+ to A (stable outlook). In February 2002, Moody's placed Telecom on negative watch, and following a full review downgraded Telecom's senior long term credit rating in June 2002 from A1 to A2 (negative outlook). In May 2002 Fitch Ratings announced a rating of A (stable outlook) for Telecom's long term senior debt. If Telecom is unable to achieve its desired level of debt reduction and resulting improvement in credit ratios, there is a significant risk that its credit ratings will be downgraded. Other factors that might precipitate a downgrade in credit rating may include a material deterioration in cash flows from Telecom's New Zealand businesses, a failure to improve results in Telecom's Australian businesses, a global downward re-rating of the creditworthiness of the telecommunications industry, or material adverse changes to the regulatory and/or economic environment in New Zealand and/or Australia.

Service interruptions may result in reduced revenues and damage to Telecom's reputation.

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

Loss of key personnel could delay business plan initiatives or lengthen service interruptions.

Many of Telecom's service operations are specialised and are dependent on highly skilled personnel to meet current and planned performance levels. Successful operation of Telecom's business is dependent on its ability to attract and retain key personnel whose skills are in demand throughout the industry.

Telecom's network security may be breached.

Breaches of network security may result in misappropriation of confidential personal customer information or credit card details, leading to possible liability claims on Telecom relating to impersonation, unauthorised credit card transactions or similar fraud claims. Such breaches may also cause damage to Telecom's reputation and reduced usage of its services, as concerns about security of e-commerce transactions over the internet are a significant barrier to growth in services that are perceived to be insecure. Additional costs may be incurred to provide enhanced levels of security, and to investigate and defend liability claims.

Cellular radio and other key sites may be subject to Maori land claims.

Significant holdings of land in New Zealand are subject to Treaty of Waitangi claims by Maori. Telecom may have limited options for siting new facilities because of radio coverage issues or network design considerations, and claimants, both formal and informal, have the potential to delay the implementation of network development investment plans.

Perceived health risks associated with electromagnetic energy.

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

Exposure to Fluctuations in Interest Rates.

Telecom has a mix of both floating interest rate and fixed interest rate debt securities on issue at any point in time. Telecom has a policy of converting a substantial portion of its floating interest rate exposures to fixed interest rates through the use of derivative financial instruments. These instruments minimise the risk of adverse interest rates impacting Telecom's profitability. As a consequence of entering these derivative financial instruments, Telecom is exposed to the risk that the counter parties to such arrangements may fail to perform their obligations. To the extent that floating interest rate obligations are not converted to fixed interest rate exposures, Telecom is subject to volatility in short term underlying interest rates.

Exposure to Exchange Rate Fluctuations.

Telecom's revenues and expenses are denominated predominantly in NZ dollars. Capital expenditures may be denominated in a variety of foreign currencies depending on the source of the equipment purchased by Telecom. Telecom has a policy of hedging a substantial portion of its budgeted 12 month foreign currency expenditure. However, in respect of capital expenditures beyond a 12 month time horizon and to the extent that foreign currency expenditure is unhedged, fluctuations in foreign currency rates impact upon the cost to Telecom of such foreign sourced purchases. In addition, a substantial portion of Telecom's borrowings are denominated in U.S. dollars and other foreign currencies. Telecom also has a policy of hedging a substantial portion of its exposure to exchange rate fluctuations in respect of its foreign currency borrowings. These instruments minimise the risk of currency rate fluctuations. As a consequence of entering these hedging instruments, Telecom is exposed to the risk that the counter parties to such arrangements may fail to perform their obligations.

Imputation credits may not continue to be available.

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

However, if there are changes in the ownership of Telecom's Shares such that there is a greater than 34% change in continuity of ownership, such credits will be lost if they have not already been used in relation to dividends. If such credits were to be lost, this could result in greater taxes on dividends until such time as Telecom's imputation credit account is restored through future taxes paid.

Telecom is exposed to the downturn in the international telecommunications market through its investment in the Southern Cross Cables Network.

Telecom currently holds a 50% equity interest in the Southern Cross Cable Network ("Southern Cross"). Southern Cross' operations are funded by way of a syndicated bank facility and shareholder advances (Telecom currently provides shareholder advances of US$60 million). Southern Cross' financial success is dependent on its sales of international bandwidth and cable capacity. The market for international bandwidth is currently very weak, with over-capacity present on a number of routes and several international telecommunications companies experiencing severe financial difficulties. As a result of this downturn in the international telecommunications market, Southern Cross' ability to repay shareholder debt and generate further financial returns for its shareholders is subject to uncertainty. Furthermore, Southern Cross is currently in discussions with its banking syndicate regarding restructure of its debt facility and this may require Telecom to provide credit support for a restructured facility.

                       Item 4. Information on the Company.

History and Development of the Company.

Telecom Corporation of New Zealand Limited ("Telecom") is a limited liability company incorporated under the Companies Act 1993. It is the holding company for a number of subsidiaries. The significant subsidiaries are listed in Exhibit 8. Telecom's registered office is located at Telecom @ Jervois Quay, 68 Jervois Quay, Wellington and its telephone number is 64-4-801-9000.

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

In 1999 Telecom acquired 81.4% of the shares in AAPT Limited ("AAPT"). In September-December 2000 Telecom purchased the remaining AAPT shares.

In March 2000 Telecom purchased a shareholding in Independent Newspapers Limited ("INL"). Telecom's shareholding in INL at 30 October 2002 was 9.2%.

In February 2001 Telecom purchased a shareholding in Sky Network Television Limited ("Sky"). Telecom's shareholding in Sky at 30 October 2002 was 12%.

In May 2001 Hutchison Whampoa Limited, Hutchison Telecommunications (Australia) Limited and Telecom formed a major strategic alliance. See "Item 5 - Other matters - Investment in 3G".

In May 2001 Telecom issued convertible notes to Microsoft Corporation for an aggregate principal amount of $300 million. Also in May 2001 Telecom undertook an equity placement of 91 Million Shares at NZ$5.50 per share.

In June 2002 Telecom and Alcatel entered into a strategic partnering relationship to manage the development and integration of Telecom's trans-Tasman Next Generation network ("NGN"). Telecom and Alcatel will work together to migrate Telecom's current voice and data networks to an internet protocol network in New Zealand and integrate it with the Group's core network in Australia. Alcatel will be the primary supplier of equipment to provide services in New Zealand.

In August 2002 Telecom entered into an agreement to sell its 10% shareholding in EDS (New Zealand) Limited which it had previously acquired in June 2000. This transaction was completed in September 2002.

On 26 September 2002 Verizon filed a substantial security holder notice advising that it had sold substantially all of its shares in the Company. The shares were acquired by Merrill Lynch who sold them to a variety of institutional investors. Capital Group filed a substantial security holder notice on 30 September 2002 advising that it had a 6.05% holding in Telecom shares. See Item 7 "Major Shareholders and Related Party Transactions".

Business Overview.

Introduction.

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

Telecom also has other offshore interests including a major interest in Southern Cross. See "-Property, Plant and Equipment - Network Assets - International".

Principal Products and Services.

Local Service.

Local service contributed approximately NZ$1,080 million, or 19.5% of Telecom's operating revenue for fiscal 2002. Of this amount, approximately NZ$53 million, or 4.9%, was generated by AAPT and TCNZA.

In New Zealand the main components of local telephone service are business and residential line rentals, local call charges (predominantly paid by business customers) including Centrex and Virtual Private Network ("VPN"), enhanced network services products such as Smartphone services like call waiting and caller display, and messaging. Local telephone service provides the customer with access to the local telephone exchange, allowing telephone communication between customers in a local calling area and access to national and international toll services.

At this stage, AAPT has a limited number of customers connected directly to its network for local call services.

National Calling.

National calls contributed approximately NZ$1,178 million, or 21.3% of Telecom's operating revenue for fiscal 2002. Of this amount, approximately NZ$490 million, or 41.2%, was generated by AAPT.

In New Zealand National calls (also known as inland toll calls or, in the United States, long distance calls) include calls to a location outside the caller's local calling area including Centrex and VPN, calls to cellular networks originating within the fixed line network, National 0800 calls and operator services charges.

In Australia, AAPT provides a range of voice services across Australia to all consumer segments to all Australian destinations and international destinations. AAPT owns or leases a high-speed inter-capital fibre network between Australia's major cities to carry both data and voice.

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

International Calling.

International calls contributed approximately NZ$531 million, or 9.6% of Telecom's operating revenue for fiscal 2002. Of this amount, approximately NZ$128 million, or 24.1%, was generated by AAPT.

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

AAPT's international revenue includes international long distance traffic carried by undersea cable or by satellite to and from Australia. See "-Property, Plant and Equipment - Network Assets - International".

Interconnection.

Revenues from Telecom's interconnection services contributed approximately NZ$145 million, or 2.6%, of Telecom's operating revenue for fiscal 2002. Of this amount, approximately NZ$33 million, or 22.8%, was generated by AAPT.

Telecom exchanges calls with competing telecommunications operators which require access to Telecom's networks in order to provide their customers with service capability throughout New Zealand and Telecom's revenues include payment for calls carried on behalf of other service providers. Prices and terms for this interconnection are determined by agreement between the parties. See however "-Regulatory Framework-The Telecommunications Act 2001".

Cellular and Other Mobile Services

Cellular and other mobile services contributed approximately NZ$822 million, or 14.8%, of Telecom's operating revenue for fiscal 2002. Of this amount, approximately NZ$264 million, or 32.1%, was generated by AAPT.

Cellular and other mobile services comprises access and airtime charges for calls originating from Telecom's cellular network (including international calls) and revenue from paging and mobile radio services, cellular equipment and other related services.

In New Zealand Telecom's cellular network is available to approximately 96% of the New Zealand population. The network consists of both digital (CDMA and DAMPS) and analogue (AMPS) services. Telecom launched its CDMA network in July 2001 and expects to gradually phase out its AMPS and DAMPS services over a number of years. See "-Property, Plant and Equipment"-"Network Assets"-"New Zealand". At 30 June 2002, Telecom had approximately 1,308,000 connections (up from approximately 1,298,000 connections at 30 June 2001, an increase of approximately 0.8%).

Special features provided through the Telecom cellular telephone service include: optional rate plans; two way text services; Cellular Secretary (voice mail); call diversion; three-way conferencing; international roaming; and mobile extension.

Telecom's New Zealand CDMA network provides a nationwide data capability by which Telecom customers can wirelessly access the Internet, check emails or connect remotely to the office. In July 2002 Telecom commercially launched 1XRTT services under the Mobile Jetstream brand. 1XRTT is an upgrade of Telecom's CDMA network offering significantly greater data transmission speeds.

Telecom's cellular service is marketed using a variety of distribution methods including call centres, Telecom direct sales force and franchised retail outlets. Telecom's cellular service is also resold by other organisations which use a combination of direct response, retail, door-to-door selling and telemarketing activity. As part of its marketing strategy for cellular services, the Company can provide dealers with handset subsidies which are passed directly to subscribers. These subsidies are in addition to revenue-based dealer commissions. The amount of the handset subsidy is dependent upon the length and type of service contract that the subscriber selects.

In New Zealand Telecom provides an extensive paging service which is available to approximately 95% of the New Zealand population. Telecom offers alphanumeric (message) pagers which operate in conjunction with the Telecom paging message centre. Telecom also offers simple tone and numeric pagers and private paging systems such as wide area paging networks for the health sector.

AAPT retails mobile services as a reseller of Vodafone and SingTel Optus cellular products through its wholly owned subsidiary AAPT Mobile Limited. In November 2001 Telecom and Vodafone Australia signed a network services agreement. Under this agreement Telecom purchases capacity at competitive wholesale prices and connect to Vodafone Australia's network while continuing to market its cellular services to customers through the AAPT Mobile brand. The SingTel Optus resale agreement also continues. Through these channels, AAPT had approximately 224,000 GSM mobile customers as at 30 June 2002.

Data.

Revenues from data services contributed approximately NZ$650 million, or 11.7%, of Telecom's operating revenue for fiscal 2002. Of this amount, approximately NZ$221 million, or 34.0%, was generated by AAPT and TCNZA.

Data revenue consists principally of revenue from data transmission services, dedicated leased lines and managed data services. Telecom has made extensive use of ADSL technology to provide broadband internet access over existing copper telephone lines. LanLink and Internet Protocol ("IP") Networking provide secure and private IP networking solutions to customers. Telecom's frame relay and ATM (Asynchronous Transfer Mode) services provide high-speed data services. The ATM service is increasingly being used to support IP services. Telecom offers a wide range of dedicated circuit services to satisfy the needs of customers requiring use of exclusive telecommunications links. Telecom also provides IP network services which connect other Internet service providers to their customers.

AAPT owns and operates one of the largest secure private IP networks in Australia for the Victorian Government called VicOne. TCNZA owns and operates an IP network in Australia for the purposes of providing telecommunications and IP services to the Commonwealth Bank of Australia pursuant to a telecommunications and IT services outsourcing agreement commenced in fiscal 2001.

Internet.

Revenues from Internet services contributed approximately NZ$209 million, or 3.8%, of Telecom's operating revenue for fiscal 2002. Of this amount, approximately NZ$103 million, or 49.3%, was generated by AAPT.

Internet revenues consist principally of revenue from internet access for residential and business customers. AAPT, through its subsidiary Connect Internet Solutions Pty Ltd ("Connect"), also generates revenue by wholesaling services to other ISPs, which in turn resell their services to retail customers. Telecom, through its subsidiary Xtra Limited, has entered into a licensing agreement with Microsoft which provides Xtra with MSN services on the portal xtramsn.co.nz.

Other Operating Revenue.

Other operating revenue comprises revenue from the publication of directories, revenue generated by equipment sales and installation services, revenue from AAPT's resale activities and revenue relating to non-core business.

Directories. Revenue from directories sales contributed approximately NZ$198 million, or 3.6% of Telecom's operating revenue for fiscal 2002. Telecom annually publishes in New Zealand 18 regional directories listing customers' names and telephone numbers 21 local directories and one specialist directory. Telecom also has a contract to publish the Cook Islands telephone directories. A standard listing in the regional and local directories is free to both residential and business customers. Special listings are available on a charged basis. Regional advertising directories classified by product or service ("YELLOW PAGES(R)") are also published every year. Telecom offers process colour, four colour advertising, bold and super bold entries and logos in its directories. Telecom also provides Electronic White Pages, Internet WHITE PAGES(TM) and Internet YELLOW PAGES(R).

Resale. Resale revenue contributed approximately NZ$399 million, or 7.2%, of Telecom's operating revenue for fiscal 2002. This revenue was entirely generated in Australia, where AAPT resells Telstra's local call services to customers not directly connected to AAPT's network.

Miscellaneous Other. Miscellaneous other revenue contributed approximately NZ$271 million, or 4.9% of Telecom's operating revenue for fiscal 2002. Of this amount, approximately NZ$59 million, or 21.8%, was generated by AAPT and TCNZA. Miscellaneous other revenue includes revenues from equipment sales and installation services, software development, telecommunications services provided in the Cook Islands and Samoa and international telecommunications infrastructure projects.

Marketing.

Telecom's marketing activities are focused on positioning Telecom as a major competitive provider of telecommunications services to business and residential customers in New Zealand. Telecom operates a range of direct and indirect channels, including direct account management of key business customers and Telecom's top 1,200 customers.

Telecom maintains a number of advertising programmes, through broadcast print and online media, to support its sales effort. The focus of Telecom's advertising strategy is to build preference for Telecom's brand, increase customer awareness of products and stimulate usage.

AAPT provides fixed line, mobile, internet, data and IP based services to residential, business, government and wholesale customers throughout Australia. A broad range of marketing channels is used to acquire and serve customers. Phone and direct sales are used for larger business, corporate, government and wholesale customers. A nationwide network of indirect dealers is predominantly used in mass consumer and small business segments. Marketing communications programmes including advertising, point of sale, direct mail and telemarketing are used to support AAPT's customer acquisition and retention goals.

Residential internet services are provided through AAPT's one third interest in the AOL|7 Pty Limited joint venture with America Online Time Warner Inc.("AOL") one of the world's leading interactive services and Seven Network Limited an Australian broadcast television network.

Competition.

New Zealand.

Since 1989, there have been no statutory barriers to entry to any part of the telecommunications industry in New Zealand, and vigorous competition has developed. Broadly speaking, Telecom competes on the basis of product range, service quality and price.

Certain of Telecom's competitors are large multi-national corporations, or affiliates thereof, with substantial resources, including TelstraClear and Vodafone. Telecom expects competition to continue to intensify, with the prospect of existing participants extending their activities as well as additional competitors entering the market. Further declines in prices for many products and services can be expected.

Telecom has extensive interconnection arrangements with other network operators and service providers. These agreements cover international services, national and local voice services, data services, cellular services, internet services and mobile trunked services. Some of these interconnecting operators have the ability to offer local services and in most cases Telecom has number portability agreements in place enabling competitors to provide customers with the option of changing between local service providers without the need to change telephone numbers.

In addition to those companies with which Telecom has interconnection arrangements, numerous other organisations offer voice-calling services from overseas or by re-selling services from network operators in New Zealand. Approximately 100 Internet Service Providers ("ISPs") operate in New Zealand and many of these have access to the Telecom network through 0867 dial-up numbers.

Telecom faces increasing competition in the broadband services market. TelstraClear now offers wireline and wireless broadband services to businesses in the main and some regional centres. These services are offered through TelstraClear's xDSL and fibre infrastructure plus the wireless LMDS network it has established in some locations. TelstraClear also has the ability to sell Assymetric Digital Subscribers Line ("ADSL") services through a wholesale arrangement with Telecom. TelstraClear has also established an IP network in the Auckland, Wellington and Christchurch central business districts ("CBDs"). Other providers also offer wireless and satellite based broadband services.

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

There are currently two mobile network operators in NZ - Telecom and Vodafone NZ. Telecom has launched a CDMA service. Vodafone operates a digital GSM network and has also launched a GPRS service which will compete with the CDMA offering. TelstraClear also resells mobile services via the Vodafone network. A new mobile network operator, Econet Wireless International, has announced plans to enter the NZ market through a joint venture with the Hautaki Trust. The Hautaki Trust holds 3G spectrum rights on behalf of Maori.

Telecom also faces competition in leased-line services, paging, directory publishing and supply, and installation and maintenance of customer provisioning equipment ("CPE").

The introduction of the Telecommunications Act 2001 is likely to further intensify competition in many areas, particularly in relation to interconnection and wholesale services. See "Regulatory Framework - the Telecommunications Act 2001" and "Risk Factors".

Australia.

Competition for the provision of telecommunication services to the public in Australia was deregulated from 1 July 1997 with a removal of the limit on the number of carriers which could compete in the Australian market. There has since been a significant increase in competition particularly in the provision of long distance national and international voice and mobile telecommunications services and long distance national and international data services to businesses.

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

Whilst voice is expected to continue as the most significant revenue contributor to the industry, demand for data carriage is expected to grow strongly over the medium term approaching voice in volume and revenue. In anticipation of this growth in data traffic, substantial investment in high capacity networks has taken place in recent years, leading to an over-supply of bandwidth capacity. This imbalance has resulted in downward pressure on prices, particularly over metro and long-haul routes accessible by commercial users.

The pricing pressure in both voice and data segments of the market has impacted on the performance of all market participants. This has resulted in the exit of some smaller participants (most notably OneTel) and consolidation among other participants. Many expect that further consolidation of the second and third tier markets will occur in due course.

There are over 80 licensed carriers competing for the provision of telecommunications services to the public in Australia. Of those carriers, there are currently three main facilities based competitors for AAPT - Telstra, SingTel Optus and Vodafone and some newer competitors such as Hutchison Telecommunications (Australia) Limited and Worldcom. The local call market remains dominated by Telstra, as it owns most of the domestic local loop network, and duplication of the Telstra fixed network is not economically feasible in many parts of Australia. Interconnection with Telstra is necessary for competitive carriers, including AAPT.

There is vigorous competition in the national and international long distance market, and there is a necessity to interconnect with other carriers in respect of both national and international originating and terminating traffic.

The Australian regulatory system is complex and access to interconnection services can be subject to protracted disputes. In June 2002 AAPT settled its ongoing dispute with Telstra regarding the terms on which Telstra supplies its PSTN originating and terminating access. AAPT is not currently engaged in any arbitrations under the telecommunications access regime. The Telecommunications Competition Bill 2002 has been introduced into the lower house of the Australian Government (See Regulatory Framework - Productivity Commission Review and legislative amendments). If passed, this Bill may improve AAPT's access to Telstra's accounting information for the purpose of assessing whether Telstra is engaging in anti-competitive conduct.

Regulatory Framework.

New Zealand.

The New Zealand telecommunications environment has been reformed by the Telecommunications Act 2001 (the "Telecommunications Act"). The
Telecommunications Act creates a telecommunications industry specific regulatory regime replacing what was a comparatively deregulated environment governed primarily by generic antitrust regulations.

The Telecommunications Act 2001.

Key features of the regulatory regime established under the Telecommunications Act are:

..    a Telecommunications Commissioner is established as a specialist
     Commissioner within the existing Commerce Commission. The Commissioner's key functions are to resolve disputes over regulated services; to report to the Minister on the desirability of regulating additional services and to monitor and enforce Telecommunication Service Obligations ("TSOs"), as discussed below;

..    the "designation" of certain services, allowing the Commission to set the terms and conditions of access and prices of those services if requested to do so by firms who have been unable to negotiate commercial terms. Designated services are currently interconnection with Telecom's fixed telephone network; interconnection by Telecom with another provider's fixed telephone network; wholesaling of Telecom's fixed network retail services; local, cellular and national toll-free telephone number portability; and land to mobile carrier pre-selection (non-code access). The Act includes pricing principles that the Commission must follow in regulating interconnection and wholesale prices (set out below);

..    the "specification" of certain services, allowing the Commission to set the terms (excluding price), if requested to do so by firms who have been unable to negotiate commercial terms. Specified services are currently national roaming on 2G mobile networks (where the access seeker is rolling out a network) and co-location of cellular mobile transmission sites;

..    provisions allowing the Governor-General of New Zealand to declare TSO instruments, and deeming certain instruments to be TSO instruments from commencement of the Telecommunications Act (see below for a description of the current TSO instrument). A TSO instrument records an agreement between the Crown and a service provider for the supply of particular telecommunications services to an identified group of end-users. Each year the Commission is to determine the net cost to the service provider of complying with the TSO instrument. Other industry participants will have to pay a contribution towards the net cost of the TSO instrument. The Telecommunications Act contains a formula to calculate and apportion these contributions. The calculation is based on liable person's share of revenue (out of the total revenue of the service provider and all liable persons) over the relevant period;

..    the Commission is required to undertake a review of local loop unbundling by December 2003.

There is only one TSO instrument that is currently in force - the TSO Deed between Telecom and the Crown for the provision by Telecom of local residential telephone service in New Zealand. The TSO Deed requires Telecom to observe the following principles:

..    a local free calling option for local residential telephone service
     (including voice and dial up data services) will be maintained for all Telecom residential customers;

..    Telecom will charge no more than the standard residential rental for local residential telephone service (increased consistent with the consumer price index) as it was at 1 November 1989 unless overall profitability of Telecom's fixed business is unreasonably impaired; and

..    the line rental for local residential telephone service in rural areas will be no higher than the standard rental and Telecom will continue to make local residential telephone service as widely available as it was at 19 December 2001.

"Local residential telephone service" and other key terms are defined in detail in the TSO Deed. The TSO Deed also contains local residential telephone service quality measures that must be met. The Telecommunications Act requires the Commission to determine Telecom's compliance with these service quality measures and report to the Minister of Communications any non-compliance. On 23 September 2002 the Commission advised Telecom that it had notified the Minister that Telecom had not demonstrated to the Commission's satisfaction that it was in compliance with the service quality measures in the TSO Deed. Telecom is in the process of satisfying the Commission that it is complying with the service quality measures.

The Telecommunications Act provides for the net cost of complying with the TSO Deed to be recovered from other liable persons, principally other carriers, on a proportional basis to be determined by the Commission. The Telecommunications Act requires Telecom to provide the Commission with an audited calculation of this net cost. On 20 September 2002 Telecom advised the Commission that the net cost of complying with the TSO Deed for the period 20 December 2001 (the introduction of the Telecommunications Act) to 30 June 2002 was $425 million (using a 13.2% WACC). The Commission requested Telecom to also supply a revised calculation in accordance with parameters set by the Commission. Telecom supplied the revised calculation using the Commission's methodology. The amount was $408 million (using a 13.2% WACC) and $210 million (using a 8.2% WACC). The Commission is required under the Act to make a determination on the total cost of the TSO and the liable persons contribution and there can be no assurances the Commission's determination will confirm Telecom's calculations are accepted.

The Telecommunications Act sets out a comprehensive process for determinations by the Commission in respect of designated and specified services. For interconnection and wholesale services, that process includes initial determinations and pricing review determinations. The pricing principle for initial wholesale service determinations is generally retail price minus a discount benchmarked against discounts in comparable countries. The pricing principle for initial interconnection determinations is a price benchmarked against interconnection prices in comparable countries using one of (a) a forward-looking cost-based pricing method, (b) pure bill and keep, or (c) pure bill and keep applied to two-way traffic in balance (or to a specified margin of out of balance traffic) and forward-looking cost-based pricing applied to out of balance traffic (or traffic beyond a specified out of balance margin).

A party to an initial determination can initiate a pricing review determination. The pricing review is based on final pricing principles. In the case of interconnection determinations the final pricing principle is:

..    Total Service Long-Run Incremental Cost ("TSLRIC"); or

..    pure bill and keep; or

..    pure bill and keep applied to two-way traffic in balance (or to a specified margin of out of balance traffic) and TSLRIC applied to out of balance traffic (or traffic beyond a specified out of balance margin).

For non price-capped retail services, the final pricing principle is the average or best retail price minus a discount comprising avoided costs saved pricing (in the case of a service offered by Telecom in markets in which Telecom faces limited, or is likely to face lessened, competition) or a discount comprising actual costs saved (in the case of a service offered by Telecom in markets in which Telecom does not face limited or lessened competition). Other principles apply for wholesaling retail services offered as bundles or parts of bundles, and for wholesaling price-capped residential services.

A different procedure without set pricing principles applies to the number portability and carrier pre-selection designated services.

On 16 and 17 May 2002, Telecom and TelstraClear both made applications to the Commission for determination of price and non-price terms for the provision of interconnection services between each other, and TelstraClear also applied for a determination in relation to certain wholesale services.

The Commission issued its determination on interconnection services on 5 November 2002. Key terms include bill and keep arrangements for all voice and data traffic and toll bypass interconnection at 1.13 cents per minute. The Act includes provision for challenging the Commission's determination either by pursuing a final pricing review based on forward looking cost methodology or by appeal on errors of law. Telecom is considering these options. TelstraClear has filed an application for a final pricing review.

The Commission is expected to issue a draft determination in respect of wholesale services on 22 November 2002.

The Act also provides for an industry forum to be developed for the purpose of preparing industry codes for approval by the Commission. The Telecommunications Carriers Forum ("TCF") was formed as an incorporated society on 23 August 2002, comprising Telecom and 5 other carriers. The TCF will prepare codes for regulated services in accordance with the Act. Such codes for designated access services and specified services will be confined to implementation of the access principles in the Act. The principles are: timeliness, non discrimination, and international best practice. Regulated codes are binding on all parties.

The TCF may also develop codes for non-regulated services. Non-regulated codes require unanimous endorsement from the TCF Board, of which Telecom is a member. Compliance with non-regulated codes is voluntary.

Kiwi Share. The Government holds one preference share (the "Kiwi Share") in the Company that has special rights. The Company's Constitution contains provisions that require the Company and the Board of Directors ("the Board") to observe certain principles relating to the provision of telephone services and their prices. Pursuant to the Telecommunications Act 2001 and the TSO Deed between Telecom and the Crown (see "Regulatory Framework - the Telecommunications Act 2001"), the Kiwi Share obligation ceases to have effect during the period that the TSO Deed is a deemed TSO instrument under the Telecommunications Act 2001.

Commerce Act 1986. The Commerce Act 1986 (the "Commerce Act") remains as the generic antitrust statute regulating market behaviour. It is now augmented by the Telecommunications Act 2001 (see above).

The Commerce Act prohibits various forms of restrictive trade practices in New Zealand. These include entering into contracts, arrangements or understandings that have the purpose, effect or likely effect of substantially lessening competition in a market. Price fixing and resale price maintenance are deemed to have the effect of substantially lessening competition and are prohibited outright under the Act. It also prohibits any person who has a substantial degree of market power from taking advantage of that market power for an anti-competitive purpose. It further prohibits the acquisition of the assets or shares of a business that will substantially lessen competition in a market.

Authorisation can be sought from the Commerce Commission for a restrictive trade price or business acquisition if the public benefits of the practice or acquisition outweigh the substantial lessening of competition. Clearance can also be sought from the Commerce Commission for a business acquisition if the acquisition does not substantially lessen competition.

The Commerce Act contains penalties for business acquisitions which proceed without Commerce Commission clearance or authorisation and which have anti-competitive effects.

The Commerce Act gives the Commerce Commission the power to issue cease and desist orders for any anti-competitive activity that is likely to do irreparable harm to a competitor. The High Court of New Zealand (the "High Court") also has the power to grant injunctions to restrain conduct and to award damages and impose pecuniary penalties. The maximum penalty for companies is the greater of NZ$10 million or three times the value of the commercial gain (where this can be readily ascertained) or up to 10% of turnover (where the commercial gain cannot be readily ascertained). Individuals involved in a prohibited practice are liable for a penalty of up to $500,000. There is a statutory presumption that a penalty will be sought from the individual(s) who engaged in the anti-competitive conduct. Companies are prevented from indemnifying staff and directors in respect of liability for price fixing.

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

Consumer Guarantees Act 1993. The Consumer Guarantees Act provides rights of redress against suppliers and manufacturers of goods and services in respect of any failure to comply with guarantees given, or deemed by the statute to be given, to consumers. In November 2000, the Government announced changes to the Consumer Guarantees Act to confirm the coverage of utilities (including telecommunications) but those changes have not yet been enacted.

Telecommunications (Residual Provisions) Act 1987. Most provisions of the Telecommunications Act 1987 were repealed by the Telecommunications Act 2001. However, provisions requiring telecommunication providers to comply with court issued call data warrants remain in effect.

Following the enactment of Telecommunications Act 2001 (see above) Telecom is no longer required to comply with the Telecommunications (International Services) Regulations 1994 and the Telecommunications (Information Disclosure) Regulations 1999.

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

Telecom currently holds:

..    Management rights until 2012 in respect of both the AMPS A and B bands (20
     MHz in total) that its cellular network currently utilises;

..    Management rights until 2010 in respect of eight MMDS channels (64 MHz in total). Telecom's future use of these channels is currently under review;

..    Management Rights until 2021 in respect of 25 MHz of DCS1800 spectrum;

..    Management Rights until 2021 in respect of 15 MHz of 3G (UMTS) spectrum;
     and

..    Licence rights (spectrum licences) for periods from 5-20 years in respect of approximately 150 point-to-point systems operating in the DCS1800 bands.

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

The acquisition of management rights and spectrum licences may require Commerce Commission clearance if there is a risk that the acquisition could be found to substantially lessen competition in any market.

The Radiocommunications Amendment Act 2000, which came into force on 12 October 2001, allows the making of regulations:

..    compliance with international electromagnetic interference standards;

..    strengthening provisions to prevent disruption caused by lawful interference (through the introduction of an arbitration process);

..    allowing for new management rights to be created and allocated in advance of the expiry of existing rights;

..    providing for publicly accessible on-line records of all apparatus and spectrum licences.

Some of these matters are addressed in the Radiocommunications Regulations 2001.

Overseas Investment Regulations 1995. Under the Overseas Investment Regulations 1995 ("Overseas Investment Regulations"), Telecom is deemed to be an "overseas person" because of its foreign shareholders. Overseas persons are required to obtain consent for certain business activities. Telecom must obtain consent for business acquisitions where the value exceeds NZ$50 million, or for certain acquisitions involving land.

Number Administration Deed. Telecom has also entered into a Number Administration Deed with several other carriers which provides for a mechanism for the centralised and independent administration of the parties' telecommunication number resources and for the provision of number portability. It includes a provision for an independent assessment of the costs and benefits of a long term number portability solution, and a commitment by the parties to implement and pay for that solution if the assessment is that the benefits outweigh the costs. However, the Number Administration Deed parties have agreed that they are unable to resolve the number portability issues and the issues may now be resolved, upon application to the Telecommunications Commissioner. The Number Administration Deed has been the subject of an authorisation from the Commerce Commission. Telecom has also entered into an agreement with other carriers establishing an unincorporated joint venture for introducing toll free number portability, and a system for the allocation of toll free numbers. The effect, if any, of number portability upon Telecom's revenues cannot be estimated at this time.

Australia.

Legislation and regulatory bodies. The current regulatory regime for telecommunications is contained in a package of Commonwealth Acts, the most significant of which are:

..    the Telecommunications Act 1997 ("the Telecoms Act");

..    the Telecommunications (Consumer Protection and Service Standards) Act 1999
     (which contains mainly consumer protection provisions previously contained in and transferred from the Telecoms Act);

..    Parts XIB and XIC of the Trade Practices Act 1974;

..    the Radiocommunications Act 1992; and

..    Australian Communications Authority Act 1997.

..    The Australian Communications Authority ("ACA") is the primary regulator responsible for radiocommunications and telecommunications standards. The ACA is responsible for managing radio frequency spectrum (under the Radiocommunications Act 1992), and for managing carrier licensing, consumer and technical issues relating to telecommunications and enforcing the Telecoms Act.

..    The Australian Competition and Consumer Commission ("ACCC") is responsible for competition regulation the industry specific access regime under Part XIC of the Trade Practices Act 1974. The ACCC is also responsible for the anti-competitive conduct and record keeping rule regimes in Part XIB of that Act.

..    The main object of the Telecoms Act is to provide a regulatory framework that promotes the long term interests of end users ("LTIE") and the efficiency and international competitiveness of the Australian telecommunications industry. Industry self-regulation is also encouraged. The two key self-regulatory bodies are the Telecommunications Access Forum ("TAF") and the Australian Communications Industry Forum ("ACIF"). The Telecommunications Competition Bill(see below) removes the provision for the TAF, in anticipation the industry has already dissolved the TAF. Industry standards and codes of practice are developed through the ACIF. Codes may be registered with the ACA. The ACA may impose industry standards if self-regulation fails.

..    The Telecommunications Industry Ombudsman ("TIO") is an industry body established to provide a dispute resolution forum for complaints from residential and small business users. All carriers are required to be members of the TIO and the TIO is funded through charges levied on its members.

..    Broadcasting matters are regulated principally by the Australian
     Broadcasting Authority under the Broadcasting Services Act 1992 and certain State legislation. The ACA and the ACCC also have responsibilities.

..    The Minister of Communications has significant powers under various statutory instruments to give directions to various statutory authorities and carriers to bring about particular outcomes within the compass of his office.

Industry participants. Since 1 July 1997, the three main categories of operators in the industry have been:

..    carriers - which own the infrastructure used to provide carriage services to the public;

..    carriage service providers (CSP) - which use infrastructure to provide carriage services to the public;

..    content service providers - which use carriage services to supply content services to the public. Content services include broadcasting, on-line information and on-line entertainment.

Access to services. Part XIC of the Trade Practices Act contains an industry specific regime for access to "declared" telecommunications services. Services can be "declared" by the

ACCC following a public inquiry. Certain services (notably domestic PSTN and GSM originating and terminating services) were deemed to be declared as at 1 July 1997. Access to services under Part XIC can also be gained by way of an undertaking given by a carrier or CSP to the ACCC. The ACCC has subsequently declared a number of additional services including:

..    unconditioned local loop service, local PSTN originating and terminating service and local carriage service;

..    ISDN originating and terminating services; and

..    analogue subscription television broadcast carriage service.

Once a service is an active declared service "standard access obligations" apply to any access provider supplying the declared service, including the obligation to supply the declared service upon request. The regime gives priority to commercial negotiation of terms and conditions of access but if agreement cannot be reached, the ACCC is empowered to make a determination following an arbitration. The ACCC must not make a determination which has certain effects, including preventing a service provider or carrier from obtaining a sufficient amount of the service to meet their reasonably anticipated requirements. Alternatively, an access provider may provide an access undertaking which the ACCC can either accept or reject.

In practice, most access arbitrations have been concluded on commercial terms but there have been several significant non-concluded arbitrations. Not surprisingly, the price of access has proved to be the most difficult issue to resolve. Several arbitrations relating to Telstra's PSTN network concluded in late 2000 but were quickly appealed by Telstra to the Australian Competition Tribunal. AAPT was a party to one such appeal. This appeal was commercially resolved. The ability to make such appeals will be removed by the Telecommunications Competition Bill (see below).

AAPT is not currently a party to any access arbitrations under the access regime having settled a number of disputes in 2001 and 2002.

Access to facilities. The Telecoms Act imposes obligations on carriers to provide access to certain facilities to other carriers, for the purpose of those carriers providing competitive facilities and competitive carriage services or establishing their own facilities. The terms and conditions of access are as agreed between carriers or, failing agreement, as determined by the ACCC.

Regulation of industry participants. There is no limit on the number of carrier licences that may be issued by the ACA. As a general rule, there is no time limit on a licence. Subject to the payment of an annual charge, a licence will continue in force until it is surrendered or cancelled.

Owners of telecommunications infrastructure (such as a cable network) may not supply carriage services to the public using the network units unless they hold a carrier licence or a nominated carrier declaration is in force. Each carrier must comply with the Telecoms Act and licence conditions, including:

..    the standard access obligations in Part XIC of the Trade Practices Act in relation to active declared services;

..    provision of access to specified facilities (including land, buildings, structures, telecommunications transmission towers and underground facilities) and to network information;

..    payment of licence fees and contribution to the universal service levy
     (which funds the provision of universal or basic services).

..    preparing and maintaining a carrier industry development plan; and

..    preparing and maintaining an interception capability plan. Carriers must also ensure that services passing over their networks can be intercepted by law enforcement agencies.

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

Competition. Anti-competitive practices in the telecommunications industry are subject to a general anti-competitive regime contained in Part IV of the Trade Practices Act and also to a telecommunications specific regime in Part XIB of the same Act. Under the "competition rule" in Part XIB, a carrier or carriage service provider will be held to have engaged in anti-competitive conduct if it has a substantial degree of power in a market and takes advantage of that power with the effect, or likely effect, of substantially lessening competition in that or any other telecommunications market, or breaches certain other of the general competition law prohibitions in Part IV of the Trade Practices Act. Substantial financial penalties apply for breach of the rule.

Telecommunications mergers and acquisitions and foreign investment issues. The ACCC is responsible for monitoring mergers, joint ventures and acquisitions, including those in the telecommunications sector. Section 50 of the Trade Practices Act prohibits acquisitions or mergers which would have the effect, or be likely to have the effect, of substantially lessening competition in a substantial market for goods or services in Australia, in a State or in a Territory or a region of Australia.

There are no foreign investment restrictions which apply exclusively to carriers or service providers as a class. The Telecoms Act would, however, permit the Minister to impose a licence condition that relates to the extent of foreign ownership or control of a licence. Specific foreign ownership restrictions apply only to Telstra Corporation Limited (50.1% of the shares in which are still owned by the Australian Government).

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

Number Portability. In Australia Local Number Portability ("LNP") has been available to all carriers since November 1999. Customers can now keep their local numbers when taking AAPT's bundled residential telephony service. Mobile Number Portability ("MNP") has been available since 25 September 2001. Portability of Freephone (1800) and National Rate (13-) numbers has been available since November 2000.

Productivity Commission Review and legislative amendments. The Australian Government introduced the Telecommunications Competition Bill 2002 into the lower house of the Australian Parliament in September 2002 in response to the final report of the Australian Productivity Commission's review of telecommunications specific competition law. The Bill is being reviewed by a Senate Committee.

The provisions in the Bill include:

(a) removal of merits review by the Australian Competition Tribunal of ACCC arbitration determinations;
(b) provisions relating to the interplay between proposed undertakings and current arbitration;
(c) a requirement for the ACCC to determine benchmark terms and conditions for access to core telecommunications services;
(d) provision for access providers to provide undertakings and gain exemptions in relation to the access regime for services that are not yet declared or supplied; and
(e) the introduction of accounting separation for Telstra Corporation Limited's wholesale and retail operations.

United States.

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

In December 1996 the FCC granted Telecom authority under Section 214 of the Communications Act of 1934 to operate as a United States international facilities-based carrier and to acquire capacity in United States international facilities in order to provide telecommunications services between the United States and New Zealand and points beyond. Telecom's U.S. subsidiaries applied in 2000 for additional authority under Section 214, specifically to provide long distance and international services originating in New York. One of those applications was granted on 22 November 2000 and the other was granted on 15 December 2000.

Other laws of the United States, such as the Trading with the Enemy Act of 1917, the US Telecommunications Act of 1996 and the Foreign Corrupt Practices Act of 1977 may restrict certain activities of Telecom by virtue of the fact that the ADSs are traded on the New York Stock Exchange.

Organisational Structure.

See "-History and Development" and Exhibit 8 (for list of significant subsidiaries).

Property, Plant and Equipment.

Land Assets.

Telecom owns approximately 1,022 freehold sites and uses approximately 2,995 sites on a leasehold or other basis. Although Telecom's land assets are not large in area, they include some strategic sites, such as the properties on which its telephone exchanges are located. Most of Telecom's sites are related directly to its telecommunications operations and are used for network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and cellular phone base station equipment. Many of Telecom's operational sites are situated on leased land or land to which Telecom has access by statutory right or other formal or informal arrangement. In addition to its operational sites, Telecom owns or leases many properties for office accommodation, storage and other miscellaneous purposes. Many of Telecom's sites may be subject to indigenous land claims. See "Land Claims" Note 13.

AAPT (including Cellular One & Connect) lease commercial premises in all major cities of Australia and some regional centres used for major switching exchanges, office accommodation, call centre operations, retail outlets and signage.

Additionally, AAPT occupies premises for 63 points-of-presence throughout Australia formalised through lease arrangements.

For Vic One and South Western Area Regional Hospital networks in Victoria, AAPT has entered into lease/licence agreements for a further 37 sites.

AAPT has other network infrastructure, namely rooftop installations (LMDS hubs, antennae, microwave, etc ), associated works, base stations, towers, rack/ fibre deployment into buildings as well as customer installations. These are secured through telecommunication licences/leases/building access agreements.

AAPT has 2 freehold sites in its portfolio which are located in Richmond and Bendigo, Victoria. The Richmond site was established for multi use purposes comprising switch operations, internet data centre and office accommodation. At Bendigo the site has been developed as a call centre.

Network Assets.

New Zealand.

In New Zealand Telecom operates an advanced telecommunications network. All of Telecom's customers are connected to digital telephone exchanges that are linked with digital transmission systems. Telecom operates an Intelligent Network and uses the internationally standardised CCS No.7 signalling system that enhances the operation of the existing network and allows Telecom to easily provide services such as free-phone and wide-area CENTREX. Advanced Voice-mail and Fax-mail messaging services are provided to over a third of Telecom's customers. Telecom's network is managed through a computerised management system which monitors the network, records network traffic flows and rearranges network capacity as necessary.

In mid-1999, Telecom commercially launched a fast Internet access service based on ADSL technology. Currently the service is available to approximately 71% of Telecom's customers, and is being progressively expanded. ADSL utilises existing copper cabling and has the potential to be used for a range of broadband services including video. SHDSL, a symmetrical variant, is also available on 70 exchange sites and coverage is also being expanded. A nationwide Data (IP & ATM) network is operational and provides services such as Frame Relay and Virtual Private IP Networking. Future growth is expected in services such as data access, IP networking, and LAN connectivity. In June 2002 Telecom began a 5 year investment plan to implement a next generation network. Initial investment comprises a MPLS capable IP Core, enhanced DSL and Ethernet over fibre technology with supporting operational support systems.

Telecom offers pre-paid and post-paid mobile phone services with an AMPS/DAMPS cellular network and CDMA cellular network. Telecom has launched a CDMA 1xRTT cellular network in New Zealand offering both voice and packet data services. It is expected that the existing AMPS/DAMPS cellular network will continue to operate for several years to allow customers to transfer to CDMA when convenient.

Telecom has long-term supply relationships with various equipment suppliers for equipment installed in its network. These suppliers include NEC Corporation of Japan ("NEC"), Nokia Telecommunications of Finland ("Nokia"), Cisco Systems of the USA ("Cisco"), Lucent Technologies of the USA ("Lucent"), L M Ericsson of Sweden ("Ericsson") and Marconi Limited of UK ("Marconi").

On June 14, 2002, Telecom and Alcatel announced that they had formed a strategic partnering relationship to manage the development and integration of Telecom's trans-Tasman Next Generation Network ("NGN"). Telecom and Alcatel will work together to migrate Telecom's current voice and data networks to an internet protocol network in New Zealand and integrate it with the group's core network in Australia. Alcatel will be the primary supplier of equipment to provide services in New Zealand.

Telecom has entered into several cross border leases in respect of telecommunications assets including certain parts of digital telephone exchanges, digital transmission systems, the Intelligent Network, IP & ATM Data equipment and CDMA cellular equipment. These cross border leases are subject to specific Binding Rulings from the IRD, and are treated as finance leases. These leases limit Telecom's ability to sell or sublease the equipment, but do not affect the day to day running and management of the network or services Telecom provides to its customers.

Telecom does not manufacture telecommunications equipment but concentrates on the design and development of its networks with the best technology available. Research and development costs are therefore, not material.

Australia.

AAPT operates an extensive voice and data network in Australia. AAPT's voice network consists of 9 major switching exchanges, 63 points-of-presence in regional cities and towns, 2 integrated intelligent network nodes and 2 signal transfer point nodes. All voice elements are interconnected with Telstra, SingTel Optus, other national carriers and numerous international carriers. AAPT's data switching network has an ATM backbone consisting of 15 major ATM switches. These core switches are supported by frame relay switches (routers) at 169 regional locations.

AAPT has acquired high bandwidth capacity on SingTel Optus' national backbone network linking Cairns, Brisbane, Sydney, Canberra, Melbourne, Adelaide and Perth. Also as part of this agreement, SingTel Optus provided 50 regional drop off points and AAPT installed equipment to link the drop off points with the regional points of presence (POPs).

The AAPT network interconnects to Telstra's local network through switches and points-of-presence ("POPs").

AAPT's LMDS, CBD Fibre and xDSL networks are complementary and together with AAPT's voice and data switching capabilities they enable a range of voice, high-speed data and IP based services. Markets have been segmented on both a customer and geographic basis to target deployment of each type of access technology.

AAPT has long-term supply relationships with various equipment suppliers for equipment installed in its network. These suppliers include Siemens, Marconi, Cisco and Alcatel.

International.

Telecom is directly connected to 57 tier 1 carriers in 36 countries by international submarine cable and satellite and interconnected with approximately another 290 carriers. The international network is almost 100% digital. Telecom owns a significant interest in TASMAN 2, a South Pacific submarine fibre optic cable. Telecom also owns an interest in PacRim East, which links New Zealand and Hawaii, and in PacRim West, which links Australia and Guam. PacRim West, together with TASMAN 2, PacRim East, TPC-5 (linking Guam, Japan and Hawaii) and HAW-5 (linking Hawaii to the United States mainland), form a Pacific network of fibre optic cables linking New Zealand to North America and Asia. Other minor interests are held in SEAMEWE3 between North Asia and Western Europe and in some of the older TAT cables crossing North Atlantic.

In October 1998 Telecom joined with SingTel Optus and WorldCom in a joint venture to build and operate a trans-Pacific submarine optical fibre cable called the Southern Cross Cable Network ("Southern Cross"), linking Australia, New Zealand, Fiji, Hawaii and the West Coast of the United States. Southern Cross provides international capacity for growth of traffic generated by data services, including internet traffic, and commenced operations in

November 2000. Telecom has a 50% equity investment in Southern Cross. See also
Item 5 "Southern Cross".

Telecom has a licence under Section 214 of the Telecommunications Act 1934 (U.S.) to acquire and operate communications facilities in the United States of America. A point-of-presence has been operating in Los Angeles since late 1996 to switch international wholesale telephony minutes. Other value added services such as international leased services and private network offerings can be supported from this facility. Telecom has established a point-of-presence in Sydney, Australia, which supports international leased services and private network offerings into Australia. These value added services are supplied trans-Tasman in support of New Zealand corporate customers. Telecom has a licence under Section 7 of the Telecommunications Act 1984 (UK) to acquire and operate communications facilities in the United Kingdom. Telecom has a Special Type II Licence to operate telecommunications facilities in Japan. Points-of-presence have been established in London and Tokyo to switch international wholesale telephony minutes.

Telecom is a shareholder in both INMARSAT Limited, which provides international marine satellite services to ships, airplanes and INTELSAT Limited which provides international telecommunications satellite services to international and national telecommunications carriers and broadcasters worldwide.

AAPT's international delivery transmission has several components including a series of correspondent arrangements with international carriers as well as investments in submarine cable consortia. AAPT has established correspondent agreements with 20 major overseas telecommunications companies to form an international delivery network. Those arrangements generally provide for AAPT to deliver its outgoing voice and data traffic to the relevant overseas carrier for termination by that carrier and for the overseas carrier to provide AAPT with some or all of its outgoing traffic destined for Australia for termination by AAPT. AAPT has acquired capacity in Sea-Me-We 3, Southern Cross, China-US, APCN, Jasuraus, Tas 2 and PRE cables. Also AAPT has acquired capacity on TPC5, HAW5 and TAT 12 for onward routing.

              Item 5. Operating and Financial Review and Prospects.

The following discussion of Company performance information uses financial data prepared using New Zealand Generally Accepted Accounting Principles ("NZ GAAP"). The differences between US GAAP and NZ GAAP are discussed in Note 30.

All monetary amounts in Item 5 (Operating and Financial Review and Prospects) are stated in New Zealand dollars unless otherwise indicated.

Year ended 30 June 2002 compared with year ended 30 June 2001.

OVERVIEW OF CONSOLIDATED RESULTS.

Telecom reported a net loss of $188 million for the year ended 30 June 2002 ("2002"), compared to a profit of $643 million for the year ended 30 June 2001 ("2001").

Results for both 2002 and 2001 contain certain abnormal items, which, because of their size and non-recurring nature, mean that year on year results are not directly comparable. Abnormal items recorded in 2002 are a write-down of the value of Telecom's investment in AAPT totalling $850 million, and an additional charge resulting from the close down of the CDMA rollout in Australia of $8 million (after tax). In 2001, abnormal items represented expenses totalling $184 million (after tax) related to the close down of the CDMA rollout in Australia and other asset write-offs as well as an abnormal reduction in revenue of $8 million (after tax) as a result of a change in accounting policy relating to revenue recognition on prepaid cellular services and monthly internet billings.

Net earnings for 2001 also included $245 million ($221 million after tax) of dividend income from the Southern Cross Cable Network. The table below shows net earnings, adjusted for abnormal items and Southern Cross dividends.

-------------------------------------------------------------------------------
                                                            Year ended 30 June
                                                           --------------------
                                                           2002   2001   Change
Telecom Group (All figures net of tax)                      $m     $m      %
-------------------------------------------------------------------------------
Reported net (loss)/earnings                               (188)   643   (129.2)

Add/less abnormal items and Southern Cross dividends:
Write-down of investment in AAPT                            850     --
Close down of CDMA rollout in Australia                       8    156
Write-off of network assets and project costs                --     28
Change in accounting policy - revenue recognition            --      8
Southern Cross dividends                                     --   (221)
                                                           ----   ----   ------
Net earnings excluding abnormal items and Southern cross
   dividends                                                670    614      9.1
-------------------------------------------------------------------------------

The reported net loss for 2002 represented a loss per share of 10.1 cents, compared to reported Earnings Per Share ("EPS") for 2001 of 36.4 cents.

Reported results are summarised in the table below. Further detail is provided in the table headed "overview of results 2002:2001". Results adjusted for the impact of the abnormal items and Southern Cross dividends discussed above are summarised in the second table below.

----------------------------------------------------------------------
                                                 Year ended 30 June
                                              ------------------------
                                               2002     2001    Change
Telecom Group Reported Earnings                 $m       $m       %
----------------------------------------------------------------------
Operating revenues excluding abnormal items    5,537    5,648     (2.0)
Operating expenses excluding abnormal items   (3,272)  (3,333)    (1.8)
Total abnormal items (before tax)               (862)    (268)   221.6
                                              ------   ------   ------
EBITDA*                                        1,403    2,047    (31.5)
Depreciation and amortisation                   (815)    (722)    12.9
                                              ------   ------   ------
Earnings from operations                         588    1,325    (55.6)
Net interest expense                            (413)    (381)     8.4
                                              ------   ------   ------
Earnings before tax                              175      944    (81.5)
Tax expense                                     (365)    (283)    29.0
Minority interest/associate losses                 2      (18)   111.1
                                              ------   ------   ------
Net (loss)/earnings                             (188)     643   (129.2)
----------------------------------------------------------------------
*    Earnings Before Interest, Taxation, Depreciation and Amortisation

----------------------------------------------------------------------
                                                 Year ended 30 June
                                              ------------------------
Telecom Group Earnings Excluding Abnormal       2002     2001    Change
Items and Southern Cross Dividends               $m       $m       %
----------------------------------------------------------------------
Operating revenues                             5,537    5,403      2.5
Operating expenses                            (3,272)  (3,333)    (1.8)
                                              ------   ------   ------
EBITDA*                                        2,265    2,070      9.4
Depreciation and amortisation                   (815)    (722)    12.9
                                              ------   ------   ------
Earnings from operations                       1,450    1,348      7.6
Net interest expense                            (413)    (381)     8.4
                                              ------   ------   ------
Earnings before tax                            1,037      967      7.2
Tax expense                                     (369)    (335)    10.1
Minority interest/associate losses                 2      (18)   111.1
                                              ------   ------   ------
Net earnings                                     670      614      9.1
----------------------------------------------------------------------
*    Earnings Before Interest, Taxation, Depreciation and Amortisation

Excluding abnormal items and Southern Cross dividends, revenue growth for 2002 is $134 million (2.5%). This primarily resulted from growth in Internet and data revenue, as well as growth in interconnection and other operating revenue (reflecting growth in AAPT's resale revenue and international capacity sales), partly offset by lower calling and cellular revenue.

Excluding abnormal items, operating expenses decreased 1.8% in 2002. This decrease in underlying operating expenses was primarily the result of lower cost of sales. The net effect of revenue and expense movements was an increase in adjusted EBITDA of $195 million (9.4%). (As used in this annual report on Form 20F, "EBITDA" is defined as Earnings Before Interest expense, Taxation, Depreciation and Amortisation. We have included EBITDA in this annual report, as we believe it is a measure that is commonly used in discussing company performance and is used by certain investors to measure a company's ability to service debt and fund capital expenditures. EBITDA is not a measure of financial performance under NZ or US GAAP and should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA as it is used in this annual report may differ from similarly titled measures reported by other companies.)

Depreciation and amortisation (including amortisation of AAPT goodwill) increased in 2002 as a result of additional investment in infrastructure. Tax expense also increased, resulting in earnings for 2002 that increased $56 million (9.1%) from the previous year (excluding the impact of abnormal items and Southern Cross dividends).

OVERVIEW OF SEGMENTAL RESULTS.

In 2002, Telecom reorganised the way it reports its financial results in line with the way the Telecom group is currently operated and managed. Results are now reported for six operating segments, being NZ Wireline; NZ Mobile; International; Internet and Directories Services; (collectively forming NZ Operations) Australian Consumer; and Australian Business & Internet Services (which together comprise Australian Operations).

Telecom measures and evaluates the reporting segments based on adjusted earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature, including Southern Cross dividends. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom's earnings from operations (excluding abnormal items) were $1,450 million for 2002, compared to $1,593 million for 2001. The result for the year ended 30 June 2001 included $245 million of dividends from Southern Cross (included in Corporate and Other). The tables following detail revenues, expenses and earnings from operations by reporting segment.

Breakdown of Group Results.

----------------------------------------------------------------------
                                                 Year ended 30 June
                                              ------------------------
                                               2002     2001    Change
                                                $m       $m       %
----------------------------------------------------------------------
NZ Operations
Operating revenues                             3,812    3,660      4.2
Operating expenses*                           (2,263)  (2,194)     3.1
                                              ------   ------   ------
Earnings from operations                       1,549    1,466      5.7
Australian Operations
Operating revenues                             1,801    1,789      0.7
Operating expenses*                           (1,757)  (1,735)     1.3
                                              ------   ------   ------
Earnings from operations                          44       54    (18.5)
Corporate and Other
Operating revenues                                38      271    (86.0)
Operating expenses*                             (181)    (198)    (8.6)
                                              ------   ------   ------
Earnings from operations                        (143)      73   (295.9)
Eliminations#
Operating revenues                              (114)     (72)    58.3
Operating expenses*                              114       72     58.3
                                              ------   ------   ------
Earnings from operations                          --       --       --
Telecom Group
Operating revenues                             5,537    5,648     (2.0)
Operating expenses*                           (4,087)  (4,055)     0.8

                                              ------   ------   ------
Earnings from operations                       1,450    1,593     (9.0)
                                              ------   ------   ------
----------------------------------------------------------------------
*    Includes depreciation and amortisation
#    Eliminations remove the impact of inter-segment transactions

Segmental Results - New Zealand Operations.

----------------------------------------------------------------------
                                                 Year ended 30 June
                                              ------------------------
                                               2002     2001    Change
                                                $m       $m       %
----------------------------------------------------------------------
NZ Wireline

Operating revenues                             2,792    2,813     (0.7)
Operating expenses*                           (1,585)  (1,659)    (4.5)
                                              ------   ------   ------
Earnings from operations                       1,207    1,154      4.6
NZ Mobile

Operating revenues                               761      725      5.0
Operating expenses*                             (628)    (563)    11.5
                                              ------   ------   ------
Earnings from operations                         133      162    (17.9)
International

Operating revenues                               500      462      8.2
Operating expenses*                             (401)    (414)    (3.1)
                                              ------   ------   ------
Earnings from operations                          99       48    106.3
Internet and Directories Services

Operating revenues                               308      268     14.9
Operating expenses*                             (198)    (166)    19.3
                                              ------   ------   ------
Earnings from operations                         110      102      7.8
Eliminations#

Operating revenues                              (549)    (608)    (9.7)
Operating expenses*                              549      608     (9.7)
                                              ------   ------   ------
Earnings from operations                          --       --       --
NZ Operations

Operating revenues                             3,812    3,660      4.2
Operating expenses*                           (2,263)  (2,194)     3.1
                                              ------   ------   ------
Earnings from operations                       1,549    1,466      5.7
                                              ------   ------   ------
----------------------------------------------------------------------
*    Includes depreciation and amortisation
#    Eliminations remove the impact of inter-segment transactions

Segmental Results - Australian Operations.

----------------------------------------------------------------------
                                                 Year ended 30 June
                                              ------------------------
                                               2002     2001    Change
                                                $m       $m       %
----------------------------------------------------------------------
Australian Consumer

Operating revenues                               918      994     (7.6)
Operating expenses*                             (857)    (945)    (9.3)
                                              ------   ------   ------
Earnings from operations                          61       49     24.5
Australian Business and Internet Services

Operating revenues                               911      819     11.2
Operating expenses*                             (928)    (814)    14.0
                                              ------   ------   ------
Earnings from operations                         (17)       5   (440.0)
Eliminations#

Operating revenues                               (28)     (24)    16.7
Operating expenses*                               28       24     16.7
                                              ------   ------   ------
Earnings from operations                          --       --       --
Australian Operations

Operating revenues                             1,801    1,789      0.7
Operating expenses*                           (1,757)  (1,735)     1.3
                                              ------   ------   ------
Earnings from operations                          44       54    (18.5)
                                              ------   ------   ------
----------------------------------------------------------------------
*    Includes depreciation and amortisation
#    Eliminations remove the impact of inter-segment transactions

NZ OPERATIONS.

Four reporting segments together constitute NZ Operations. These are NZ Wireline; NZ Mobile; International; and Internet & Directories Services. The consolidated results for NZ Operations are set out in the table below.

---------------------------------------------------------------------
                                                 Year ended 30 June
                                               ----------------------
                                               2002    2001    Change
                                                $m      $m       %
---------------------------------------------------------------------
Operating revenues
   Local Service                               1,026   1,039    (1.3)
   Calling                                     1,197   1,180     1.4
   Interconnection                               111      81    37.0
   Cellular and other mobile                     558     546     2.2
   Internet                                      107      79    35.4
   Data                                          444     412     7.8
   Other operating revenue                       369     323    14.2
                                               -----   -----   -----
                                               3,812   3,660     4.2
Operating expenses
   Operations and support expenses             1,687   1,645     2.6
                                               -----   -----   -----
EBITDA                                         2,125   2,015     5.5
Depreciation and amortisation                    576     549     4.9
                                               -----   -----   -----
Earnings from operations                       1,549   1,466     5.7

Earnings from operations by segment
   NZ Wireline                                 1,207   1,154     4.6
   NZ Mobile                                     133     162   (17.9)
   International                                  99      48   106.3
   Internet and Directories Services             110     102     7.8
                                               -----   -----   -----
                                               1,549   1,466     5.7
---------------------------------------------------------------------

An analysis of NZ Operations results by segment follows.

NZ WIRELINE.

The NZ Wireline segment comprises Telecom's fixed line and value added telephony services provided to residential, business and corporate customers in New Zealand. Services include local, national, international and 0800 calling; data, broadband and leased line services; and a broad range of value added and intelligent network telephony services.

NZ Wireline - Results of Operations.

---------------------------------------------------------------------
                                                 Year ended 30 June
                                               ----------------------
                                               2002    2001    Change
                                                $m      $m       %
---------------------------------------------------------------------
Operating revenues
   Local Service                               1,027   1,040    (1.3)
   Calling                                       956     974    (1.8)
   Interconnection                               112     145   (22.8)
   Data                                          502     462     8.7
   Other operating revenue                       195     192     1.6
                                               -----   -----   -----
                                               2,792   2,813    (0.7)
Operating expenses
   Operations and support expenses             1,214   1,271    (4.5)
                                               -----   -----   -----
EBITDA                                         1,578   1,542     2.3
Depreciation                                     371     388    (4.4)
                                               -----   -----   -----
Earnings from operations                       1,207   1,154     4.6
---------------------------------------------------------------------

Overview of Results.

Total operating revenue in 2002 decreased by 0.7% compared to the previous year. Operations and support expenses however declined more significantly, down 4.5%. This led to an increase in EBITDA of 2.3% for the year. Lower depreciation expense meant that total earnings from operations for NZ Wireline grew 4.6% in 2002.

Data revenue increased by 8.7%, however this was offset by declines in other revenue lines, with interconnection the most significant.

The decrease in operating expenses reflects decreases across all categories, particularly overheads and cost of sales.

Local Service Revenue.

----------------------------------------------------------------------
                                                 Year ended 30 June
                                              ------------------------
                                                                Change
                                               2002     2001      %
----------------------------------------------------------------------
Business & residential access
Revenue ($m)                                     841      840     0.1
Access lines
   Residential (000s)                          1,385    1,357     2.1
   Business (000s)                               305      317    (3.8)
Centrex lines (000s)                              75       75      --

Non-chargeable local calls
Call minutes (m)                              23,299   19,879    17.2

Local calls*
Revenue ($m)                                     114      123    (7.3)
Call minutes (m)                               3,161    3,294    (4.0)

Smartphone, messaging and call track
Revenue ($m)                                      72       77    (6.5)
----------------------------------------------------------------------
* Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls.

Business and residential access revenue increased by $1 million (0.1%) for the year. A decline was recorded in the first six months but was offset by an increase in the second half of the year as the new pricing structure implemented in February 2002 began to take effect. Telecom increased standard monthly line rentals for residential customers and the optional wiring maintenance service charge effective from 1 February 2002.

The 3.8% reduction in business access lines continued to impact both access and local calling revenue with a $9 million decrease in revenue from local calls for the year.

Calling Revenue.

Calling revenue is broken down as follows:

----------------------------------------------------------------------
                                                 Year ended 30 June
                                               -----------------------
                                               2002     2001    Change
                                                $m       $m       %
----------------------------------------------------------------------
Calling revenue
National                                        720      727     (1.0)
International                                   188      199     (5.5)
Other                                            48       48       --
                                                ---      ---     ----
                                                956      974     (1.8)
----------------------------------------------------------------------

National Calling Revenue.

----------------------------------------------------------------------
                                                 Year ended 30 June
                                               -----------------------
                                                                Change
                                               2002     2001      %
----------------------------------------------------------------------
National calls
Revenue ($m)                                     279      290    (3.8)
Call minutes (m)                               2,263    2,351    (3.7)
Average price (cents)                           12.3     12.3      --

Calls to cellular networks
Revenue ($m)                                     303      303      --
Interconnect cost ($m)                           226      208     8.7
                                               -----    -----   -----
Gross margin ($m)                                 77       95   (18.9)

Call minutes (m)                                 651      637     2.2
Average price (cents)                           46.5     47.6    (2.3)

National 0800*

Revenue ($m)                                     127      122     4.1
Call minutes (m)                                 788      747     5.5
Average price (cents)                           16.1     16.3    (1.2)
----------------------------------------------------------------------
*0800 is the Telecom New Zealand dialling prefix for toll-free calling numbers.

In total, national calling revenue for 2002 decreased 1.0% compared to the previous year. This was the result of lower revenue from national calls, partly offset by higher revenue from national 0800.

The decline in revenue from national calls is the result of a decrease in total call minutes. The average price per minute remained stable, with the impact of capped call plans and specials offset by increased prices for off-peak national calls, effective from February 2002.

Revenue from calls to cellular networks for 2002 was unchanged from the previous year, as increasing call minutes was offset by decreasing price per minute. The increase in PSTN to cellular interconnect cost reflects increased call minutes, as well as an increase in the interconnect rate paid to the NZ Mobile segment to match rates paid to other carriers. This price increase was the reason for the decrease in gross margin on calls to cellular networks.

National 0800 call minutes increased by 5.5% for the year leading to the 4.1% increase in 2002 National 0800 revenue.

International Calling Revenue.

----------------------------------------------------------------------
                                                 Year ended 30 June
                                               -----------------------
                                                                Change
                                               2002     2001      %
----------------------------------------------------------------------
International calling
Revenue ($m)                                    188      199     (5.5)
Call minutes (m)                                609      628     (3.0)
Average price (cents)                          30.9     31.7     (2.5)
----------------------------------------------------------------------

The international calling revenue recorded in the NZ Wireline segment represents "outward" calling revenue, where New Zealand customers make calls terminating outside New Zealand. The decline in international revenue for the year is the result of both a decrease in call minutes and a decrease in the average price per minute.

Interconnection Revenue.

The decrease in interconnection revenue relates primarily to interconnect revenue sourced from the NZ Mobile segment for calls between customers of Telecom Mobile and other mobile operators. In 2001 NZ Wireline acted as an intermediary in this interconnection relationship (deriving both interconnect revenue and cost of sale), whereas in 2002 this interconnection relationship is now directly between Telecom Mobile and the other mobile operators.

Data Revenue.

-------------------------------------------------------------------
                                                Year ended 30 June
                                               --------------------
                                               2002   2001   Change
                                                $m     $m      %
-------------------------------------------------------------------
Data revenue
Digital Data Service                            98    107     (8.4)
Lanlink                                         68     65      4.6
Frame relay                                     23     16     43.8
Other leased data                               56     68    (17.6)
ADSL                                            32     12    166.7
IP Net/Netgate                                  41     34     20.6
ISDN                                            85     83      2.4
Other data                                      99     77     28.6
                                               --------------------
                                               502    462      8.7
-------------------------------------------------------------------

Data revenue grew by 8.7% in 2002. Growth was mainly derived from ADSL, IP, frame relay and other data products, while traditional leased data revenues declined.

ADSL revenues increased 166.7% for the year, driven by the continued uptake of Telecom's Jetstream service. At 30 June 2002, Telecom had approximately 39,000 Jetstream connections, up from approximately 16,000 at 30 June 2001. IP Net and Netgate revenues grew 20.6% for the year.

Frame relay revenue increased by 43.8% reflecting increased utilisation and a shift towards higher bandwidth circuits.

The growth in other data revenue comes from a number of sources, the largest being sale of Sky Network Television packages.

Other Operating Revenue.

Other operating revenue includes revenue from equipment sales, asset disposals, miscellaneous services provided to other segments and other non-recurring or non-core activities.

Operating Expenses.

---------------------------------------------------------------------
                                                 Year ended 30 June
                                               ----------------------
                                                               Change
                                                2002    2001      %
---------------------------------------------------------------------

Operations and support expenses
Labour ($m)                                      255     253     0.8
Cost of sales ($m)                               495     521    (5.0)
Other operating expenses ($m)                    464     497    (6.6)
                                               ----------------------
                                               1,214   1,271    (4.5)
Personnel numbers
Total staff at 30 June                         3,505   3,644    (3.8)
---------------------------------------------------------------------

Labour expense has increased marginally in 2002 as a result of salary increases and other movements. This offset the impact of decreased staff numbers, which have reduced by 3.8% as a result of efficiency initiatives.

Cost of sales decreased by 5.0% for the year, as a result of lower international cost of sales reflecting falling wholesale prices, as well as lower cost of sales for interconnect.

Other operating expenses for 2002 decreased by 6.6% compared to the prior year, despite restructuring costs of approximately $8 million incurred in the fourth quarter of 2002. This is also primarily the result of the efficiency initiatives started during late 2001 and continued through 2002. The main decreases were in accommodation and computer costs. Accommodation costs decreased due to the consolidation of office accommodation, with surplus space being sublet to external parties. Computer costs decreased partly as a result of changes in the internal charging of information systems costs.

Depreciation.

Depreciation expense decreased by $17 million (4.4%) in 2002. This is due to a small reduction in the network asset base, in part due to reduced levels of capital expenditure.

NZ MOBILE.

The NZ Mobile segment comprises Telecom Mobile, a provider of wireless voice and data services in New Zealand.

NZ Mobile - Results of Operations.

-------------------------------------------------------------------
                                                Year ended 30 June
                                               --------------------
                                               2002   2001   Change
                                                $m     $m      %
-------------------------------------------------------------------
Operating revenues
   Cellular revenue                             503    499     0.8
   Other mobile                                  59     55     7.3
                                               --------------------
   Total cellular and other mobile              562    554     1.4
   Interconnection                              199    171    16.4
                                               --------------------
                                                761    725     5.0
Operating expenses
   Operations and support expenses              484    447     8.3
                                               --------------------
EBITDA                                          277    278    (0.4)
Depreciation and amortisation                   144    116    24.1
                                               --------------------
Earnings from operations                        133    162   (17.9)
-------------------------------------------------------------------

Overview of Results.

Total operating revenues grew 5.0%, mainly as a result of increased interconnection revenues. This increase in revenues occurred despite the sale of Telecom Mobile Radio in May 2001. Telecom Mobile Radio contributed $14 million to 2001 results.

However an increase in operations and support expenses of 8.3% resulted in EBITDA decreasing by 0.4%. The increase in operating expenses largely resulted from AMPS/DAMPS network software fees of $36 million in 2002 that were previously capitalised and are now being expensed. This change is due to a change in the software contract shifting the emphasis of work from network upgrades to maintenance.

Depreciation and amortisation expense grew by 24.1%, mainly as a result of depreciation commencing on the new CDMA network. The impact of the above items was a decrease in earnings from operations of 17.9% for 2002 compared to 2001.

NZ Mobile Revenue.

-------------------------------------------------------------------
                                                Year ended 30 June
                                               --------------------
                                               2002   2001   Change
                                                $m     $m      %
-------------------------------------------------------------------
Total mobile revenue                           761    725      5.0
Mobile cost of sales                           270    294     (8.2)
                                               --------------------
Mobile gross margin                            491    431     13.9
-------------------------------------------------------------------

Total mobile revenue increased by 5.0%, while cost of sales decreased by 8.2%. This resulted in growth in the mobile gross margin of 13.9%. The main reason for decreasing cost of sales was lower customer acquisition costs as growth in subscriber numbers has slowed and handset subsidies have been reduced.

Interconnection revenue, primarily from PSTN to cellular calling, increased by $28 million, reflecting an increase in the interconnect rate with the NZ Wireline business segment. Other mobile revenue increased by $4 million. The increase was the result of the recognition of damages received in 2002 coupled with increased revenue from equipment sales. This was partly offset by the disposal of Telecom Mobile Radio in May 2001, which had contributed $14 million of revenue to 2001 results.

---------------------------------------------------------------------
                                                 Year ended 30 June
                                               ----------------------
                                                               Change
                                                2002    2001     %
---------------------------------------------------------------------
Cellular revenue
Cellular revenue ($m)                            503     499     0.8
Call minutes (m)                               1,132   1,124     0.7

Connections at period end (000s)
   Postpaid                                      514     506     1.6
   Prepaid                                       562     514     9.3
   Third party prepaid                           232     278   (16.5)
                                               -----   -----   -----
Total                                          1,308   1,298     0.8

Average Revenue Per User (ARPU)
ARPU - $ per month
   Postpaid                                     72.2    74.3    (2.8)
   Prepaid                                       6.7    10.6   (36.8)
   Third party prepaid                           3.0     3.3    (9.1)
Total                                           31.1    36.7   (15.3)

Total ARPU including interconnection            43.3    48.9   (11.5)
---------------------------------------------------------------------

Cellular revenue increased 0.8% in 2002. Growth in connections has moderated (with a 0.8% net growth in connections between 30 June 2001 and 30 June 2002). Subscriber growth in the first nine months of 2002 was offset by a decline in subscribers in the fourth quarter, as low value subscribers that had become inactive were removed from the prepaid subscriber base. Total ARPUs including interconnection declined by 11.5%. The decline in total ARPUs is mainly the result of decreasing ARPUs for prepaid connections.

At 30 June 2002, Telecom had approximately 1,308,000 cellular connections in New Zealand, up from 1,298,000 at 30 June 2001. Of the 2002 total, 39.3% were postpaid customers, while 60.7% were prepaid customers. Telecom commercially launched its new CDMA mobile network in July 2001. At 30 June 2002 there were approximately 167,000 customers connected to the CDMA network, representing 12.8% of the total customer base. Of the CDMA customer base, 78.5% are postpaid subscribers.

Operating Expenses.

---------------------------------------------------------------------
                                                 Year ended 30 June
                                               ----------------------
                                                               Change
                                                2002    2001     %
---------------------------------------------------------------------
Operations and support expenses
Labour ($m)                                       39      32    21.9
Cost of sales ($m)                               270     294    (8.2)
Other operating expenses ($m)                    175     121    44.6
                                                 ---     ---    ----
                                                 484     447     8.3

Personnel numbers
Total staff at 30 June                           443     459    (3.5)
---------------------------------------------------------------------

Labour expense has increased by $7 million. This reflected an increased number of contract staff working on project development (excluded from the total staff number above).

The reduction in cost of sales is discussed above in relation to the mobile gross margin.

Other operating expenses increased by $54 million (44.6%). Software fees relating to the AMPS/DAMPS networks are now being expensed rather than capitalised and depreciated. Previously the software fees related to upgrades and enhancements enabling greater capacity in the network. The contract with the supplier has been renegotiated with the focus now on maintaining the existing network, resulting in the change. This added approximately $36 million to other operating expenses in 2002. Also, advertising costs have increased with the ongoing promotion of the CDMA network.

Depreciation and Amortisation.

---------------------------------------------------------------------
                                                 Year ended 30 June
                                               ----------------------
                                                2002    2001   Change
                                                 $m      $m      %
---------------------------------------------------------------------
Depreciation and amortisation
Depreciation                                     137     110    24.5
Amortisation                                       7       6    16.7
                                                 ---     ---    ----
                                                 144     116    24.1
------------------------------------------------------- -------------

The increase in depreciation expense of $27 million is mainly the result of depreciation commencing on Telecom's new CDMA network, which was launched in July 2001. The additional depreciation charge on the CDMA network was $22 million in 2002.

INTERNATIONAL.

This segment consists of the operations of Telecom New Zealand International, a provider of international telecommunications via a direct network to 60 international carriers and a further 200 bilateral relationships world-wide. In 2002, AAPT's international business was transferred to the International segment.

International - Results of Operations.

---------------------------------------------------------------------
                                                 Year ended 30 June
                                               ----------------------
                                                2002    2001   Change
                                                 $m      $m      %
---------------------------------------------------------------------
Operating revenues
   International calling                         358     345     3.8
   Data                                           74      68     8.8
   Other operating revenue                        68      49    38.8
                                                 ---     ---   -----
                                                 500     462     8.2
Operating expenses
   Operations and support expenses               354     378    (6.3)
                                                 ---     ---   -----
EBITDA                                           146      84    73.8
Depreciation                                      47      36    30.6
                                                 ---     ---   -----
Earnings from operations                          99      48   106.3
---------------------------------------------------------------------

Overview of Results.

Total operating revenue increased by 8.2%, while operations and support expenses decreased by 6.3%. This led to an increase in EBITDA of 73.8%. Despite higher depreciation expense, total earnings from operations for International grew 106.3%.

Revenue growth was most significant in international calling and other operating revenue, the increase in which mainly resulted from network capacity sales.

The decrease in operating expenses reflected lower cost of sales and overheads, partially offset by higher labour costs.

International Calling Revenue.

The international calling revenue in International represents wholesale "outward" calling revenue, for the transport of calls originating in New Zealand and terminating overseas, inwards calls originating on other carriers' networks, and transits, where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers' networks.

---------------------------------------------------------------------
                                                 Year ended 30 June
                                               ----------------------
                                                2002    2001   Change
                                                 $m      $m      %
---------------------------------------------------------------------
International calling margin
Outwards revenue                                 131     115    13.9
Inwards revenue                                  160     180   (11.1)
Outpayment and interconnect expense             (220)   (237)   (7.2)
                                                ----    ----   -----
International margin before transits              71      58    22.4
Transit margin                                    67      50    34.0
                                                ----    ----   -----
Total international calling margin               138     108    27.8
---------------------------------------------------------------------

Revenue from both outwards and inwards calling was affected by significant growth in minutes offset by significant decreases in the average price per minute. The declining price per minute reflects decreasing prices in the wholesale market and re-negotiated bilateral agreements with other carriers, particularly for trans-Tasman traffic. While reducing revenue, the renegotiated rates also saw an equivalent reduction in outpayment. Increased interconnect costs (paid to NZ Wireline, AAPT and others for terminating inwards calls on their networks) partially offset this, nonetheless international margin before transits grew 22.4%.

The net margin from transit traffic increased by 34.0% as a result of strong growth in transit minutes. This resulted in growth in the total international calling margin of 27.8% for the year.

---------------------------------------------------------------------
                                                 Year ended 30 June
                                               ----------------------
                                                               Change
                                                2002    2001     %
---------------------------------------------------------------------
Outward calls
Revenue ($m)                                     131     115    13.9
Call minutes (m)                                 914     682    34.0
Average price (cents)                           14.3    16.9   (15.4)

Inward calls
Revenue ($m)                                     160     180   (11.1)
Call minutes (m)                                 832     512    62.5
Average price (cents)                           19.2    35.2   (45.5)

Transit call margin
Revenue ($m)                                      67      50    34.0
Call minutes (m)                               1,300     855    52.0
Average price (cents)                            5.2     5.8   (10.3)
---------------------------------------------------------------------

Data Revenue.

Data revenue increased by 8.8%, reflecting revenue from increasing data services provided to Telecom's Australian operations, partly offset by reductions in the rate for data services paid by NZ Operations.

Other Operating Revenue.

Other operating revenue increased by $19 million. The increase mainly reflects gains from the sale of excess network capacity, which contributed approximately $29 million to operating revenues in 2002.

Of the $29 million gain on the sale of capacity, $24 million relates to the sale of Southern Cross capacity, with the remaining $5 million relating to the sale of capacity on other cable systems. As a result of being an early purchaser of Southern Cross capacity, Telecom has acquired capacity at rates that were favourable compared to prevailing market rates during the year. As a consequence, capacity that is surplus to Telecom's operational requirements has been sold during the current financial year. Telecom received full up-front payment and transferred its rights and obligations in respect of the capacity. In one instance, Telecom sold Southern Cross capacity and at the same time acquired trans-Atlantic capacity from the other party at prevailing market rates. This trans-Atlantic capacity is being used in the normal course of Telecom's operations.

Operating Expenses.

--------------------------------------------------------------------
                                                 Year ended 30 June
                                                --------------------
                                                              Change
                                                2002   2001     %
--------------------------------------------------------------------
Operations and support expenses
Labour ($m)                                      22     17     29.4
Cost of sales ($m)                              278    294     (5.4)
Other operating expenses ($m)                    54     67    (19.4)
                                                ----   ----   ------
                                                354    378     (6.3)
Personnel numbers
Total staff at 30 June                          215    198      8.6
--------------------------------------------------------------------

Increased labour expense reflects increased salary costs and higher staff numbers. Staff numbers have increased due to the addition of the wholesale business previously undertaken by AAPT to International's operations.

Cost of sales decreased by 5.4%. While decreasing international prices and renegotiated bilateral agreements have reduced outpayment costs, this was partially offset by increased interconnect costs.

Other operating expenses decreased by 19.4% as a result of lower satellite utilisation costs coupled with minor foreign exchange gains realised in 2002.

Depreciation.

Depreciation expense increased by $11 million (30.6%). This is due to depreciation commencing on recently acquired international cable capacity.

 INTERNET AND DIRECTORIES SERVICES.

The Internet and Directories Services segment provides Internet access to residential and business customers in New Zealand, and publishes telephone directories in New Zealand.

The businesses that comprise this segment are:

Xtra - a New Zealand Internet service provider focused predominately on the consumer and small business market.

Telecom Directories - publishes White PagesTM and Yellow Pages(R) directories in New Zealand.

Internet and Directories Services - Results of Operations.

--------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      --------------------
                                                      2002   2001   Change
                                                       $m     $m      %
--------------------------------------------------------------------------
Operating revenues
   Internet                                           106     77    37.7
   Directories                                        202    191     5.8
                                                      ----   ----   ------
                                                      308    268    14.9
Operating expenses
   Operations and support expenses                    184    157    17.2
                                                      ----   ----   ------
EBITDA                                                124    111    11.7
Depreciation                                           14      9    55.6
                                                      ----   ----   ------
Earnings from operations                              110    102     7.8
--------------------------------------------------------------------------

Overview of Results.

Total revenue grew by 14.9%. The key driver of revenue growth was Internet revenue, which was up 37.7%.

In comparison, operating expenses increased by 17.2%, leading to EBITDA growth of 11.7%. Higher depreciation charges meant that growth in earnings from operations was 7.8%.

Internet Revenue.

---------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      ---------------------
                                                                     Change
                                                      2002    2001     %
---------------------------------------------------------------------------
Internet revenue
Internet revenue ($m)                                   106     77   37.7
Active dial-up customers at year end (000s)             380    296   28.4
Total dial-up hours (m)                               124.8   77.2   61.7
Average hours per active dial-up customer per month    30.6   25.0   22.4
---------------------------------------------------------------------------

Xtra's Internet revenue increased by 37.7%. This reflects growth in active customer numbers (up 28.4%), a revised pricing structure (effective from October
2001) and increased usage by existing customers.

Directories Revenue.

Directories revenue grew 5.8%. Growth reflected increased revenue from regional directories. There was minimal net impact on revenue from changes in the timing of the publication of directories, as revenue from additional directories published in the fourth quarter of 2002 was offset by revenue from additional directories published in the first quarter of 2001.

Operating Expenses.

--------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      --------------------
                                                                    Change
                                                      2002   2001     %
--------------------------------------------------------------------------
Operations and support expenses
Labour ($m)                                            40     37     8.1
Cost of sales ($m)                                     78     60    30.0
Other operating expenses ($m)                          66     60    10.0
                                                      ----   ----   ----
                                                      184    157    17.2
Personnel numbers
Total staff at 30 June                                659    657     0.3
--------------------------------------------------------------------------

Labour costs increased due to higher average staff numbers during the year required to support business growth. A reorganisation in the fourth quarter of 2002 resulted in staff numbers at 30 June 2002 returning to very similar levels to 30 June 2001.

The increase in cost of sales reflects growth in volumes of Internet business.

Depreciation.

The increase in depreciation expense is principally due to depreciation on new network infrastructure acquired by Xtra to enhance network capability and support business growth.

AUSTRALIAN OPERATIONS.

Two reporting segments together constitute Australian Operations. These are Australian Consumer and Australian Business & Internet Services. The consolidated results for Australian Operations are set out in the table below.

----------------------------------------------------------------------------
                                                        Year ended 30 June
                                                      ----------------------
                                                      2002    2001    Change
                                                       $m      $m       %
----------------------------------------------------------------------------
Operating revenues
   Local Service                                         54      32     68.8
   Calling                                              616     684     (9.9)
   Interconnection                                       34      16    112.5
   Cellular and other mobile                            267     319    (16.3)
   Internet                                             103      90     14.4
   Data                                                 228     192     18.8
   Resale                                               426     373     14.2
   Other operating revenue                               73      83    (12.0)
                                                      -----   -----   ------
                                                      1,801   1,789      0.7
Operating expenses
   Operations and support expenses                    1,619   1,662     (2.6)
                                                      -----   -----   ------

EBITDA                                                  182     127     43.3
Depreciation and amortisation                           138      73     89.0
                                                      -----   -----   ------
Earnings from operations                                 44      54    (18.5)

Earnings from operations by segment
   Australian Consumer                                   61      49     24.5
   Australian Business and Internet Services            (17)      5   (440.0)
                                                      -----   -----   ------
                                                         44      54    (18.5)
----------------------------------------------------------------------------

An analysis of Australian Operations results by segment follows.

AUSTRALIAN CONSUMER.

The Australian Consumer segment includes the full range of telecommunications services provided to residential and small business customers of AAPT and wireless services provided by CellularOne (now renamed, AAPT Mobile).

Australian Consumer - Results of Operations.

--------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      --------------------
                                                      2002   2001   Change
                                                       $m     $m      %
--------------------------------------------------------------------------
Operating revenues
   Local Service                                         1      1       --
   Calling                                             311    378    (17.7)
   Interconnection                                       1     --       NM
   Cellular and other mobile                           267    321    (16.8)
   Internet                                              9      6     50.0
   Resale                                              320    283     13.1
   Other operating revenue                               9      5     80.0
                                                      ----   ----   ------
                                                       918    994     (7.6)
Operating expenses

   Operations and support expenses                     820    932    (12.0)
                                                      ----   ----   ------

EBITDA                                                  98     62     58.1
Depreciation and amortisation                           37     13    184.6
                                                      ----   ----   ------
Earnings from operations                                61     49     24.5
--------------------------------------------------------------------------
NM = Not a meaningful comparison

Overview of Results.

EBITDA grew 58.1% as a result of reduced operating costs, partly offset by lower revenues. Despite increased depreciation expense, earnings from operations increased by 24.5%.

While resale revenues grew, this was offset by decreased calling and cellular revenues. Moderation in revenues reflects a focus on pursuing improved margins. Operating expenses fell by 12.0% as cost of sales decreased. The increased depreciation reflected significant additional investment in network infrastructure in the prior year.

Calling Revenue.

Calling revenue is broken down as follows:

--------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      --------------------
                                                      2002   2001   Change
                                                       $m     $m      %
--------------------------------------------------------------------------
Calling revenue
National                                               248    259     (4.2)
International                                           62     75    (17.3)
International inwards                                   --     43       NM
Other                                                    1      1       --
                                                      ----   ----   ------
                                                       311    378    (17.7)
--------------------------------------------------------------------------
NM = Not a meaningful comparison

National Calling Revenue.

--------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      --------------------
                                                                    Change
                                                      2002   2001     %
--------------------------------------------------------------------------
National calls
Revenue ($m)                                           111    134    (17.2)
Call minutes (m)                                       733    801     (8.5)
Average price (A$ cents*)                             12.6   13.2     (4.5)

Calls to cellular networks
Revenue ($m)                                           137    125      9.6
Call minutes (m)                                       272    251      8.4
Average price (A$ cents*)                             41.1   39.0      5.4
--------------------------------------------------------------------------
* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 17.2% as a result of a decline in average price per minute and falling call minutes due to high levels of churn.

Revenue from calls to cellular networks increased by 9.6% as a result of growth in call minutes and in the average price per minute.

International Calling Revenue.

--------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      --------------------
                                                                    Change
                                                      2002   2001     %
--------------------------------------------------------------------------
International calling revenue
International calling revenue ($m)                      62     75    (17.3)
Call minutes (m)                                       202    185      9.2
Average price (A$ cents*)                             24.7   32.4    (23.8)
--------------------------------------------------------------------------
* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Australian Consumer's international revenues come from outward calls originated by AAPT customers. International revenue was $62 million in 2002, a decrease of 17.3% from the previous year. The decline in international revenue reflects a declining price per minute on the back of falling wholesale prices, partly offset by increased call minutes.

International Inwards Revenue.

This revenue stream is now recorded by the International segment, following the merging of AAPT's wholesale international business into International. This change in business model has also reduced the Australian Consumer segment's cost of sales.

Cellular and Other Mobile.

--------------------------------------------------------------------------
                                                       Year ended 30 June
                                                                    Change
                                                      2002   2001     %
--------------------------------------------------------------------------
Cellular and other mobile
Cellular and other mobile revenue ($m)                 267    321    (16.8)
Mobile cost of sales ($m)                             (192)  (275)    30.2
                                                      ----   ----   ------
Mobile gross margin ($m)                                75     46     63.0

Connections at period end (000s)                       224    243     (7.8)

--------------------------------------------------------------------------

Cellular and other mobile revenue decreased by 16.8%, principally as a result of lower connection bonuses and equipment sales offset by payments totalling $12 million received in 2002 under the mobile services agreement with Vodafone. However, a 30.2% decrease in cost of sales led to a 63.0% increase in Australian gross margin. The decrease in cost of sales results from the mobile services agreement entered into with Vodafone in November 2001. As well as reducing the cost per minute for airtime, the agreement provided certain rebates and subsidies that reduced cost of sales by $20 million in 2002.

Resale.

Resale revenue increased by $37 million, or 13.1%. The rate of growth in resale revenue slowed in 2002 as the result of changes in the way resale services were marketed and priced.

In late September 2001, AAPT announced that it would no longer sell local call services at the point of sale. From October 2002, it to offered local call resale to those customers who were significant users of AAPT's long distance services. Changes to the pricing for existing customers were also implemented, including an administration fee for the small proportion of full service customers who were low users of long distance services. While these changes moderated revenue growth, they improved the margin obtained on this service.

Operating Expenses.

--------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      --------------------
                                                                    Change
                                                      2002   2001     %
--------------------------------------------------------------------------
Operations and support expenses
Labour ($m)                                             42     45     (6.7)
Cost of sales ($m)                                     651    763    (14.7)
Other operating expenses ($m)                           90     95     (5.3)
Allocated costs ($m)                                    37     29     27.6
                                                      ----   ----   ------
                                                       820    932    (12.0)
Personnel numbers
Total staff at 30 June                                 678    737     (8.0)

--------------------------------------------------------------------------

Labour expenses fell 6.7% in 2002 due to a 8.0% decrease in staff numbers.

Cost of sales decreased by 14.7%, as a result of lower international cost of sales due to the transfer of international inwards traffic to International, lower cellular cost of sales and improved cost per minute for voice traffic.

Allocated costs represent the Consumer segment's share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section entitled "Allocated Costs" for a discussion of movements in this expense.

Depreciation and Amortisation.

---------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      ---------------------
                                                      2002    2001   Change
                                                       $m      $m      %
---------------------------------------------------------------------------
Depreciation and amortisation
Depreciation                                            33       9    266.7
Amortisation                                             4       4       --
                                                       ---     ---    -----
                                                        37      13    184.6
---------------------------------------------------------------------------

Depreciation expense for common infrastructure has been allocated to the Consumer segment based on estimated asset usage. Depreciation expense increased by $24 million due to additional investment in network infrastructure in the prior year.

AUSTRALIAN BUSINESS AND INTERNET SERVICES.

The Australian Business and Internet Services segment includes the full range of telecommunications services provided to AAPT business, corporate and government customers, IT and telecommunications services provided to TCNZA corporate customers and the Internet access and e-commerce services supplied to the business market by Connect.

Australian Business and Internet Services - Results of Operations

---------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      ---------------------
                                                      2002    2001   Change
                                                       $m      $m      %
---------------------------------------------------------------------------
Operating revenues
   Local Service                                        52      33     57.6
   Calling                                             307     304      1.0
   Cellular and other mobile                            28      16     75.0
   Interconnection                                      33      16    106.3
   Internet                                             94      82     14.6
   Data                                                225     185     21.6
   Resale                                              106      90     17.8
   Other operating revenue                              66      93    (29.0)
                                                       ---     ---   ------
                                                       911     819     11.2
Operating expenses
   Operations and support expenses                     827     754      9.7
                                                       ---     ---   ------

EBITDA                                                  84      65     29.2
Depreciation and amortisation                          101      60     68.3
                                                       ---     ---   ------
Earnings from operations                               (17)      5   (440.0)
---------------------------------------------------------------------------

Overview of Results.

Total operating revenue increased by 11.2%. Revenue grew across most categories, particularly data, local service, cellular, interconnect and resale. Operating expense growth was principally a function of business growth.

EBITDA grew 29.2%. However, this EBITDA growth was offset by an increase in depreciation and amortisation expense, resulting in a decrease in earnings from operations of $22 million.

Included in 2001 earnings was a settlement from a supplier of $25 million. Excluding this, 2002 earnings were $3 million better than the prior year.

Local Service.

Local Service revenue increased by $19 million (57.6%). With AAPT increasing the number of customers directly connected to its network, greater local service revenue is being generated.

Calling Revenue.

Calling revenue is broken down as follows:

---------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      ---------------------
                                                      2002    2001   Change
                                                       $m      $m      %
---------------------------------------------------------------------------
Calling revenue
National                                               234     221     5.9
International                                           49      40    22.5
International inwards                                   17      36   (52.8)
Other                                                    7       7      --
                                                       ---     ---   -----
                                                       307     304     1.0
---------------------------------------------------------------------------

National Calling Revenue.

---------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      ---------------------
                                                                     Change
                                                      2002    2001     %
---------------------------------------------------------------------------
National calls
Revenue ($m)                                           108     116    (6.9)
Call minutes (m)                                       568     502    13.1
Average price (A$ cents*)                             11.1    13.7   (19.0)

Calls to cellular networks
Revenue ($m)                                           126     105    20.0
Call minutes (m)                                       317     243    30.5
Average price (A$ cents*)                             31.6    35.4   (10.7)
---------------------------------------------------------------------------
* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 6.9% as a result of a decline in the average price per minute, partly offset by increasing call minutes.

Revenue from calls to cellular networks increased by 20.0% as a result of growth in call minutes, partially offset by a decline in the average price per minute.

International Calling Revenue.

---------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      ---------------------
                                                                     Change
                                                      2002    2001     %
---------------------------------------------------------------------------
International calling revenue
International calling revenue ($m)                      49      40    22.5
Call minutes (m)                                       196     147    33.3
Average price (A$ cents*)                             19.4    19.7    (1.5)
---------------------------------------------------------------------------
* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

International calling revenues are derived from outward calls originated by AAPT customers. International revenue was $49 million for 2002 (up 22.5% from the previous year). The increase in international revenue reflects increased call minutes.

International Inwards.

This international inwards revenue stream is now predominantly recorded by the International segment, following the merging of AAPT's wholesale international business into International. This change in business model has also reduced the Australian Business and Internet Services segment's cost of sales.

Internet Revenue.

Growth in Internet revenue results from growth in Connect's Internet business, reflecting both increased usage and customer numbers.

Data Revenue.

Data revenue for 2002 increased by 21.6% compared to the previous year. This was mainly driven by a full year of revenue from the outsourcing contract with the Commonwealth Bank of Australia.

Resale Revenue

Resale revenue increased by 17.8% compared to the previous year, as a result of growth in the customer base.

Other Operating Revenue.

Other operating revenue decreased by $27 million. The second quarter of the previous financial year included a credit of approximately $25 million for settlement of a claim against Spectrapoint, AAPT's previous LMDS supplier, for failure to develop and deliver certain equipment.

Operating Expenses.

---------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      ---------------------
                                                                     Change
                                                      2002    2001     %
---------------------------------------------------------------------------
Operations and support expenses
Labour ($m)                                            117     111     5.4
Cost of sales ($m)                                     579     534     8.4
Other operating expenses ($m)                           76      54    40.7
Allocated costs ($m)                                    55      55      --
                                                       ---     ---   -----
                                                       827     754     9.7
Personnel numbers
Total staff at 30 June                                 708     857   (17.4)
----------------------------------------------------------------------------

Labour expense increased $6 million (5.4%). The increase in labour reflects a higher level of staff in the first half of the year compared to 2001. Significant staff reductions in the fourth quarter saw staff numbers at 30 June 2002 decrease 17.4% from 30 June 2001.

Cost of sales increased by 8.4%, in line with revenue growth. Cost of sales in 2002 were impacted as a result of delays in transitioning CBA call centre traffic onto AAPT infrastructure, resulting in additional third party charges being incurred.

Other operating expenses increased by 40.7%. This increase was driven by severance payments and increases in consultancy expenses.

Allocated costs represent the Business and Internet Services segment's share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section entitled "Allocated Costs" for a discussion of movements in this expense.

Depreciation and Amortisation.

---------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      ---------------------
                                                      2002    2001   Change
                                                       $m      $m      %
---------------------------------------------------------------------------
Depreciation and amortisation
Depreciation                                            92      57     61.4
Amortisation                                             9       3    200.0
                                                       ---      --    -----
                                                       101      60     68.3
----------------------------------------------------------------------------

Depreciation expense for common infrastructure has been allocated to the Business and Internet Services segment based on estimated asset usage. Depreciation expense increased by $35 million (61.4%) due to significant additional investment in network infrastructure in the prior year.

Allocated Costs.

Certain support groups within Australian operations provide services to both the Consumer and Business and Internet Services segments. The total costs of these support groups have been allocated to the Consumer and Business and Internet Services segments based on their estimated consumption of support services. Total allocated costs are analysed below.

---------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      ---------------------
                                                                     Change
                                                      2002    2001     %
---------------------------------------------------------------------------
Operations and support expenses
Labour ($m)                                             47      51    (7.8)
Other operating expenses ($m)                           45      33    36.4
                                                       ---     ---    ----
                                                        92      84     9.5
Personnel numbers
Total staff at 30 June                                 446     462    (3.5)
---------------------------------------------------------------------------

Labour expense decreased $4 million, reflecting a 3.5% decrease in staff numbers as a result of efficiency initiatives.

Other operating expenses increased by 36.4%. This increase was driven by severance payments, and higher maintenance, computer and consultancy costs.

CORPORATE AND OTHER.

Corporate and Other is not an operating segment. It contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any group revenues not directly related to the operating segments are also included in Corporate and Other, including dividends received from Southern Cross in 2001.

Corporate and Other

---------------------------------------------------------------------------
                                                       Year ended 30 June
                                                      ---------------------
                                                                     Change
                                                      2002    2001     %
---------------------------------------------------------------------------
Revenue
Other operating revenue ($m)                            38     271   (86.0)

Operating expenses
Operations and support expenses ($m)                    79      99   (20.2)
Depreciation ($m)                                       11      10    10.0
Amortisation of AAPT goodwill ($m)                      91      89     2.2

Personnel numbers
Total staff at 30 June                                 252     284   (11.3)
---------------------------------------------------------------------------

Corporate revenue consists primarily of gains on prepayment of cross border leases and the dividend income received from Southern Cross in March 2001. In 2002, Telecom has received $34 million of net gains on prepayment of two cross border leases. In 2001, one lease was prepaid, resulting in a net gain of $20 million.

Telecom has now undertaken four such leases, which it sees as a normal part of funding its significant investment in infrastructure. These leases are treated as finance leases and the assets remain on Telecom's Statement of Financial Position. The gains that have been realised represent the difference between the total lease obligation and the amount paid to third parties to discharge the lease obligation.

Included in 2001 corporate revenue is $245 million of dividend income derived from Telecom's investment in Southern Cross.

Operations and support expenses decreased by $20 million. Included in 2002 operating expenses is a credit of $19 million, representing foreign exchange gains resulting from the termination of a hedge of a forecasted transaction.

ABNORMAL ITEMS (CONSOLIDATED).

----------------------------------------------------------------------------
                                                          Year ended 30 June
                                                          ------------------
                                                             2002   2001
                                                              $m     $m
----------------------------------------------------------------------------
Abnormal revenues
Revenue recognition (pre-tax)                                  --    (12)
                                                              ---    ---
                                                               --    (12)
Abnormal expenses

Write-down of goodwill and other AAPT assets                  850     --
Close down of CDMA rollout in Australia (pre tax)              12    215
Write-off of network assets and project costs (pre tax)        --     41
                                                              ---    ---
                                                              862    256
----------------------------------------------------------------------------

Abnormal Revenues.

Revenue Recognition - Change in Accounting Policy.

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

The impact of this change in accounting policy was a one-off deferral of revenue of $12 million pre tax ($8 million post tax). This comprised a deferral of cellular revenue of $10 million and Internet revenue of $2 million.

Abnormal Expenses.

Write-down of goodwill and other AAPT assets.

In 2002 Telecom performed a review of the carrying value of assets included in the consolidated financial statements as a result of the acquisition of AAPT. An assessment of the fair value of AAPT was performed based on the discounted expected future cash flows of

AAPT. It was determined that the fair value of AAPT was less than the carrying value in the consolidated financial statements and that this shortfall was other than temporary. Accordingly, a write-down of $850 million has been included in the financial results for the year ended 30 June 2002. This diminution in value reflects significant negative industry and economic trends impacting AAPT's operations and expected future growth rates for the Australian telecommunications market.

The apportionment of this write-down is shown below:

-----------------------------------------------------
                                                  $m
-----------------------------------------------------
AAPT write-down:
(i)  Advance to AOL|7                             133
(ii) Spectrum licences                            124
(iii) Goodwill                                    593
                                                  ---
                                                  850
-----------------------------------------------------

(i) AAPT has provided a shareholder advance to its associate AOL|7 totalling A$115 million (NZ$133 million). Telecom does not expect this amount to be recoverable.

(ii) Where changing network construction plans have meant that spectrum is no longer expected to be utilised, or where the present value of expected cash flows to be generated from use of the spectrum does not support the carrying value of the asset, spectrum licences have been written down to expected recoverable amount.

(iii) The remainder of the difference between the assessed fair value of AAPT and the carrying value in the Telecom Group financial statements, after allowing for the asset write-downs described above, has been recorded as a write-down in the value of goodwill arising from Telecom's acquisition of AAPT.

Close Down of CDMA Rollout in Australia.

In May 2001, Telecom announced that AAPT was to close down the rollout of the Australian CDMA mobile network. A charge was recognised in the year ended 30 June 2001 for the cost of writing off project costs capitalised to work in progress and providing for the discounted present value of contractually committed future expenditure to the extent that this could not be mitigated via negotiation or assignment.

The total charge to abnormal expenses in the year ended 30 June 2001 was $215 million. This represented $159 million for writing off project costs to date and $56 million to provide for future commitments.

In the year ended 30 June 2002 an additional charge of $12 million was recognised to reflect the final cost of closing down the CDMA business. This resulted from greater than expected losses incurred on the disposal of equipment acquired as part of the CDMA project. The CDMA close-down has now been completed and no further costs are expected to arise.

Write-off of network assets and project costs.

As part of a review of network assets in the year ended 30 June 2001, certain assets were identified as no longer being required for business operations. These assets were determined to have no residual value and were fully written-off at 30 June 2001.

The majority of the write-off related to assets acquired in connection with the deployment of residential hybrid fibre/coax (HFC) cable by First Media Limited (a wholly owned Telecom subsidiary). The remainder of the abnormal charge represented the costs of writing off other network equipment made surplus by changing business requirements and the cost of expensing accumulated balances in respect of projects that did not result in capitalisable assets to the Group.

NET INTEREST EXPENSE (CONSOLIDATED).

Net interest expense for 2002 of $413 million increased by $32 million or 8.4% compared to the previous year. Of this increase, $12 million was due to additional borrowing to fund the purchase of the remaining approximately 20% of AAPT in December 2000. Funding for growth in assets accounted for the remainder of the increase.

TAXATION (CONSOLIDATED).

Income tax expense for 2002 of $365 million increased by $82 million or 29.0% compared to the previous year. Excluding the $850 million write down of AAPT, which was not tax effected, the effective tax rate increased from 30.0% for 2001 to 35.6% for 2002. The increase in the effective tax rate represents the fact that dividends received in 2001 from Telecom's investment in the Southern Cross Cable Network were taxed at a lower rate than the New Zealand statutory tax rate.

The effective tax rate for 2002 is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively, primarily due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes.

In 2002, Telecom changed its accounting policy for deferred tax to adopt the comprehensive basis, whereby deferred tax is recognised on all timing differences. Previously the partial basis was used, whereby deferred tax is recognised only on those timing differences expected to crystallise in the foreseeable future. The comprehensive basis is the preferred method under New Zealand Statement of Accounting Practice ("SSAP") 12 "Accounting for Income Tax". The impact of this change in accounting policy was a one-off credit to 2002 tax expense of $8 million.

CAPITAL EXPENDITURE.

---------------------------------------------------------------------------
                                                       Year ended 30 June
                                                     ----------------------
                                                     2002    2001    Change
                                                      $m      $m       %
---------------------------------------------------------------------------
Capital expenditure
NZ Wireline                                           221      349    (36.7)
NZ Mobile                                             138      266    (48.1)
International                                         171      167      2.4
Internet and Directories Services                      11       20    (45.0)
Australian Consumer                                    32      189    (83.1)
Australian Business and Internet                      178      502    (64.5)
Corporate and other                                    27       32    (15.6)
                                                     -----   -----   ------
                                                      778    1,525    (49.0)
---------------------------------------------------------------------------

Total capital expenditure for 2002 was $778 million, a decrease of 49.0% from 2001. This reflects tight control of capital expenditure, as well as the completion of major projects in the prior year.

In the year ended 30 June 2003, Telecom currently expects total capital expenditure of approximately $730 million. Of this amount, approximately $340 million relates to NZ Wireline, $80 million to NZ Mobile, $110 million to International, $20 million to Internet and Directories Services, $20 million to Australian Consumer, $110 million to Australian Business and Internet and $50 million to Corporate and Other.

Overview of Results 2002:2001.

                                                             Year Ended               Variation
                                                               30 June                2002:2001
-------------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)               2002      %     2001      %       $      %
-------------------------------------------------------------------------------------------------
Operating revenues
Local service                                       1,080    19.5   1,071    19.0      9      0.8
Calling
   National                                         1,178    21.3   1,181    20.9     (3)    (0.3)
   International                                      531     9.6     568    10.1    (37)    (6.5)
   Other                                               54     1.0      67     1.2    (13)   (19.4)
                                                    -----   -----   -----   -----   ----   ------
                                                    1,763    31.8   1,816    32.2    (53)    (2.9)
Interconnection                                       145     2.6      97     1.7     48     49.5
Cellular and other mobile                             822    14.8     865    15.3    (43)    (5.0)
Internet                                              209     3.8     169     3.0     40     23.7
Data                                                  650    11.7     601    10.7     49      8.2
Other operating revenues
   Resale                                             399     7.2     361     6.4     38     10.5
   Directories                                        198     3.6     188     3.3     10      5.3
   Dividend from Associate                             --      --     245     4.3   (245)  (100.0)
   Miscellaneous other                                271     4.9     235     4.2     36     15.3
                                                    -----   -----   -----   -----   ----   ------
                                                      868    15.7   1,029    18.2   (161)   (15.6)
                                                    -----   -----   -----   -----   ----   ------
Total operating revenues (excluding
   abnormal items)                                  5,537   100.0   5,648   100.0   (111)    (2.0)
                                                    -----   -----   -----   -----   ----   ------
Operating expenses
   Labour                                             599    10.8     572    10.1     27      4.7
   Cost of sales                                    1,759    31.8   1,852    32.8    (93)    (5.0)
   Other operating expenses                           914    16.5     909    16.1      5      0.6
                                                    -----   -----   -----   -----   ----   ------
Total operating expenses (excluding
   abnormal items)                                  3,272    59.1   3,333    59.0    (61)    (1.8)
EBITDA* (excluding abnormal items)                  2,265    40.9   2,315    41.0    (50)    (2.2)
   Depreciation and amortisation                      815    14.7     722    12.8     93     12.9
                                                    -----   -----   -----   -----   ----   ------
Earnings from operations (excluding
   abnormal items)                                  1,450    26.2   1,593    28.2   (143)    (9.0)
Total abnormal items                                 (862)  (15.6)   (268)   (4.7)  (594)   221.6
Net interest expense                                 (413)   (7.5)   (381)   (6.7)   (32)     8.4
                                                    -----   -----   -----   -----   ----   ------
Earnings before income tax                            175     3.2     944    16.7   (769)   (81.5)
Income tax expense                                   (365)   (6.6)   (283)   (5.0)   (82)    29.0
                                                    -----   -----   -----   -----   ----   ------
(Loss)/earnings after income tax                     (190)   (3.4)    661    11.7   (851)  (128.7)

Share of losses of associate companies after           (1)     --     (18)   (0.3)    17    (94.4)
Income tax
Minority interests in profits of subsidiaries           3     0.1      --      --      3       NM
                                                    -----   -----   -----   -----   ----   ------
Net (loss)/earnings                                  (188)   (3.4)    643    11.4   (831)  (129.2)
                                                    =====   =====   =====   =====   ====   ======

* Earnings Before Interest, Taxation, Depreciation and Amortisation NM = Not a meaningful comparison

Year Ended 30 June 2001 Compared With Year Ended 30 June 2000.

Overview.

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

--------------------------------------------------------------------------------

Reconciliation of Net Earnings Before and After Abnormals and Southern Cross Dividends

                                                      Years Ended 30 June
                                                    ----------------------
                                                     2001    2000   Change
                                                     NZ$M    NZ$M     %
--------------------------------------------------------------------------
Reported net earnings                                 643     783   (17.9)
Abnormal items (after tax):
   Revenue                                              8     (12)
   Expenses                                           184      --
                                                    -----   -----
Net earnings excluding abnormal items                 835     771     8.3

Southern Cross dividends                             (221)     --
                                                    -----   -----
Net earnings excluding abnormal items and
   Southern Cross dividends                           614     771   (20.4)

EBITDA# excluding abnormal items and Southern
   Cross dividends                                  2,070   2,042     1.4

# Earnings before interest, tax, depreciation and amortisation
--------------------------------------------------------------------------------

Operating Results.

Telecom's consolidated results are summarised in the Table headed "Overview of Results 2001:2000".

The preceding discussion of 2002 and 2001 results reflects Telecom's new segmental reporting structure adopted in 2002. It was not possible for Telecom to restate its 2000 results under the new segmental reporting structure. Accordingly, the discussion of 2001 and 2000 results that follows is presented on the basis previously utilised by Telecom for financial reporting, whereby results are discussed in the context of geographic performance.

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

Surplus from Operations.

--------------------------------------------------------------------------------

Surplus from operations before abnormal items

                                                      Years Ended 30 June
                                                    ----------------------
                                                     2001    2000   Change
                                                     NZ$M    NZ$M     %
--------------------------------------------------------------------------
New Zealand

Revenue excluding Southern Cross
   dividends                                        3,647   3,596     1.4

Southern Cross Dividends                              245      --      NM
                                                    -----   -----

Total revenue                                       3,892   3,596     8.2

Total expenses                                      2,257   2,175     3.8

Surplus from operations                             1,635   1,421    15.1

Australia

Total revenue                                       1,756     739      NM

Total expenses                                      1,710     714      NM
                                                    -----   -----

Surplus from operations                                46      25      NM

Goodwill amortised on consolidation of AAPT           (88)    (31)     NM
                                                    -----   -----

Surplus from operations before abnormal
   items                                            1,593   1,415    12.6

                                                               --
Less Southern Cross dividends                        (245)             NM

Add back depreciation and amortisation                722     627    15.2
                                                    -----   -----

EBITDA# excluding abnormal items and
   Southern Cross dividends                         2,070   2,042     1.4

NM = Not a meaningful comparison

# Earnings before interest, tax, depreciation and amortisation
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------

Reconciliation of Movement in Surplus From Operations before abnormal items

                                                     NZ$M
---------------------------------------------------------

2000 surplus from operations                        1,415

Southern Cross dividends received                     245

Decrease in surplus from NZ operations excluding
   Southern Cross dividends                           (31)

Increase in surplus from Australian operations         21

Increase in amortisation of AAPT goodwill             (57)
                                                    -----
2001 surplus from operations                        1,593
---------------------------------------------------------

The discussion of operating revenues and expenses that follows excludes the impact of abnormal items, which are discussed separately.

Revenue.

--------------------------------------------------------------------------------

Total Operating Revenue

                                                 Years Ended 30 June
                                                 -------------------
                                                    2001    2000       Change
                                                    NZ$M    NZ$M         %
--------------------------------------------------------------------------------
New Zealand                                         3,892   3,596        8.2
Australia                                           1,756     739         NM
Abnormal revenue                                      (12)     15         NM
                                                    -----   -----
Total Group                                         5,636   4,350       29.6

NM = Not a meaningful comparison
--------------------------------------------------------------------------------

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

Local Service Revenue.

--------------------------------------------------------------------------
                                                      Years Ended 30 June
                                                    ----------------------
                                                     2001    2000   Change
                                                     NZ$M    NZ$M     %
--------------------------------------------------------------------------
New Zealand                                         1,039   1,057   (1.7)

Australia                                              32       7     NM
                                                    -----   -----
Total Group                                         1,071   1,064    0.7

NM = Not a meaningful comparison
--------------------------------------------------------------------------

Local services revenue and access line growth have been affected by increased competition in the local service market, the migration of local access to ISDN services and increased use of cellular phones. Telecom revised its local access pricing structures resulting in lower access charges for a significant number of customers in particular locations, effective from March 2001.

New Zealand.

--------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    ----------------------
                                                    2001     2000   Change
                                                    NZ$M     NZ$M     %
--------------------------------------------------------------------------
Business & residential access
- Revenue ($m)                                        837     849    (1.4)
- Access lines
   -  residential (000s)                            1,357   1,349     0.6
   -  business (000s)                                 317     330    (3.9)
- Centrex lines (000s)                                 75      80    (6.3)

Local calls*
- Revenue ($m)                                        123     133    (7.5)
- Call minutes (m)                                  3,294   3,348    (1.6)

Smartphone, messaging and call track
- Revenue ($m)                                         79      75     5.3

* Includes business local calls, residential calls under NZ20 cents local calling option and Centrex and VPN local calls
--------------------------------------------------------------------------

The decrease in access revenue of NZ$12 million, or 1.4%, for the year was largely due to a reduction in business rental reflecting a 3.9% reduction in the number of business lines.

Australia.

-------------------------------------------------------------------------

                                                     Years Ended 30 June
                                                    ---------------------
                                                    2001   2000*   Change
AAPT                                                 A$M    A$M       %
-------------------------------------------------------------------------
Local service
- Revenue (A$m)                                       21      9     133.3
- Call minutes (m)                                   542    172     215.1
- Average price (cents)                              3.9    5.2     (25.0)

* For comparison purposes, 2000 figures are for the full year
--------------------------------------------------------------------------

AAPT's local service revenue, which includes all switched local revenue, grew by 133.3% to A$21 million for 2001 compared to the previous year. This revenue growth was driven by increased local calling volumes, resulting from continued and successful penetration of the business and corporate market in Australia.

National Revenue.

--------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    ----------------------
                                                     2001    2000   Change
                                                     NZ$M    NZ$M     %
--------------------------------------------------------------------------
New Zealand                                           711     708    0.4

Australia                                             470     224    NM
                                                    -----    ----
Total Group                                         1,181     932   26.7

NM = Not a meaningful comparison
--------------------------------------------------------------------------

New Zealand

--------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    ----------------------
                                                     2001    2000   Change
                                                     NZ$M    NZ$M     %
--------------------------------------------------------------------------
National calls
- Revenue ($m)                                        275     301    (8.6)
- Call minutes (m)                                  2,351   2,206     6.6
- Average price (cents)                              11.7    13.6   (14.0)

Calls to cellular networks
- Revenue ($m)                                        302     276     9.4
- Interconnect cost ($m)                              (82)    (71)   15.5
                                                    -----    ----
- Gross margin ($m)                                   220     205     7.3
- Call minutes (m)                                    637     570    11.8
- Average price (cents)                              47.4    48.4    (2.1)

National 0800
- Revenue ($m)                                        122     119     2.5
- Call minutes (m)                                    747     679    10.0
- Average price (cents)                              16.3    17.5    (6.9)
--------------------------------------------------------------------------

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

Australia.

--------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    ----------------------
                                                     2001   2000*   Change
AAPT                                                 NZ$M   NZ$M      %
--------------------------------------------------------------------------
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

* For comparison purposes, 2000 figures are for the full year
-------------------------------------------------------------------

AAPT National calls revenue grew by 11.5% to A$194 million for the year as a result of increased call minutes.

Revenue from calls to cellular networks grew by 76.2% in 2001 as a result of growth in the volume of calls following the introduction in Australia of pre-selection for fixed line to cellular networks in September 1999.

International Revenue.

-------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    ---------------------
                                                    2001   2000*   Change
                                                    NZ$M   NZ$M      %
-------------------------------------------------------------------------
New Zealand                                         398     389     2.3

Australia                                           170     117      NM
                                                    ---     ---
Total Group                                         568     506    12.3

NM = Not a meaningful comparison
-------------------------------------------------------------------------

New Zealand.

International revenue includes outgoing international calls made in New Zealand, collect, credit card and "New Zealand Direct" calls to New Zealand, receipts from overseas telecommunications administrations and companies for calls to New Zealand that use Telecom's facilities and calls from international switched traffic transiting Telecom's facilities (referred to as "transit calls").

--------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    ----------------------
                                                     2001    2000   Change
                                                     NZ$M    NZ$M     %
--------------------------------------------------------------------------
Outwards calls
- Revenue ($m)                                        191     194    (1.5)
- Call minutes (m)                                    651     571    14.0
- Average price (cents)                              29.3    34.0   (13.8)

Inwards calls
- Revenue ($m)                                        164     155     5.8
- Call minutes (m)                                    474     428    10.7
- Average price (cents)                              34.6    36.2    (4.4)

--------------------------------------------------------------------------

--------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    ----------------------
                                                     2001    2000   Change
International Margin                                 NZ$M    NZ$M        %
--------------------------------------------------------------------------
International
- outwards revenue                                   191     194    (1.5)
- inwards revenue                                    164     155     5.8
- outpayment                                        (183)   (172)    6.4
                                                    ----    ----
Net international margin before transits             172     177    (2.8)
--------------------------------------------------------------------------

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

-------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    ---------------------
                                                    2001    2000   Change
International Margin                                NZ$M    NZ$M        %
-------------------------------------------------------------------------
Transits
- Margin ($m)                                        41      34     20.6
- Call minutes (m)                                  707     502     40.8
- Average margin (cents)                            5.8     6.8    (14.7)
-------------------------------------------------------------------------

The transits call margin (revenue net of outpayments) increased due to higher volumes partly offset by lower average margins per call minute in the year. The increased volume from the transit business is attributable to the utilisation of a variety of outward routing options and to new transit traffic through Telecom points of presence ("POPs") in the USA, Japan, Australia and the UK.

Australia.

-------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    ---------------------
                                                    2001   2000*   Change
AAPT                                                A$M     A$M         %
-------------------------------------------------------------------------
International revenue
- Revenue (A$m)                                      133     163   (18.4)
- Call minutes (m)                                   523     519     0.8
- Average price (cents)                             25.4    31.4   (19.1)

* For comparison purposes, 2000 figures are for the full year
--------------------------------------------------------------------------

While call minutes grew by 0.8%, continued pricing pressure resulted in a 18.4% decrease in revenue for the year.

Cellular and Other Mobile Services Revenue.

Cellular and other mobile services revenue comprises access and airtime charges for calls originating from Telecom's cellular network (including international outward calls), revenue from paging and mobile radio services, cellular equipment ("CPE") and other related services.

------------------------------------------------------------------------
                                                    Years Ended 30 June
                                                    --------------------
                                                    2001   2000   Change
                                                    NZ$M   NZ$M     %
------------------------------------------------------------------------
New Zealand                                          547    546      0.2
Australia                                            318    171       NM
                                                    ----   ----
Total Group                                          865    717     20.6

NM = Not a meaningful comparison
------------------------------------------------------------------------

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

New Zealand.

--------------------------------------------------------------------------
                                                      Years Ended 30 June
                                                    ----------------------
                                                     2001    2000   Change
                                                     NZ$M    NZ$M     %
--------------------------------------------------------------------------
Cellular and Other Mobile
Total mobile revenue ($m)                             547     546     0.2
Mobile cost of sales ($m)                            (143)   (151)   (5.3)
                                                    -----   -----
Mobile gross margin ($m)                              404     395     2.3

Cellular
Cellular revenue ($m)                                 514     514      --
Call minutes (m)                                    1,166   1,064     9.6

Connections at period end (000s)
- Postpaid                                            506     467     8.4
- Prepaid                                             792     513    54.4
- Total                                             1,298     980    32.4

Average revenue per customer
- Postpaid ($ per month)                             73.3    77.1    (4.9)
- Prepaid ($ per month)                               7.6    12.9   (41.1)
- Total ($ per month)                                36.0    49.5   (27.3)
-------------------------------------------------------------------------

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

Telecom sold its mobile radio business in May 2001. This business had contributed revenues of NZ$14 million in 2001 (NZ$16 million in 2000). While these revenues will cease, Telecom does not expect this sale to have a material ongoing impact on its overall business due to operating costs avoided and ongoing revenues from the provision of services to the divested business.

Australia.

-------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    ---------------------
                                                    2001   2000*   Change
AAPT                                                 A$M    A$M         %
-------------------------------------------------------------------------
Cellular
- Cellular revenue (A$m)                             252    223     13.0
- Customers (000s)                                   243    214     13.6

* For comparison purposes, 2000 figures are for the full year
--------------------------------------------------------------------------

AAPT cellular revenue grew by 13.0% to A$252 million for the year compared to the previous corresponding period, within an increasingly competitive environment in Australia.

As at 30 June 2001, AAPT had a total of 243,000 cellular customers in Australia, an increase of 13.6% compared to June 2000.

Internet Revenue.

-------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                     --------------------
                                                     2001   2000   Change
                                                     NZ$M   NZ$M     %
-------------------------------------------------------------------------
New Zealand                                            79     67     17.9
Australia                                              90     35       NM
                                                     ----   ----
Total Group                                           169    102     65.7

NM = Not a meaningful comparison
-------------------------------------------------------------------------

New Zealand

-------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                     --------------------
                                                     2001   2000   Change
                                                     NZ$M   NZ$M     %
-------------------------------------------------------------------------
Internet revenue ($m)                                  79     67    17.9
Xtra registered customers (000s)                      390    287    35.9
Xtra dial-up hours (m)                               77.2   47.0    64.3
Average hours per active customer (per month)        25.0   19.6    27.6
-------------------------------------------------------------------------

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

Australia.

-------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    ---------------------
                                                    2001   2000*   Change
AAPT                                                 A$M    A$M      %
-------------------------------------------------------------------------
- Internet revenue (A$m)                              71     44     61.4
- connect.com.au access business
    customers (000s)                                 6.3    4.3     46.5

* For comparison purposes, 2000 figures are for the full year
-------------------------------------------------------------------------

AAPT's Internet revenue, from its internet and e-commerce business Connect, increased by 61.4% in 2001 compared to 2000, as a result of growth and increased penetration in its customer base.

Data Revenue.

Data revenue consists principally of revenue from data transmission services, dedicated leased lines and managed data services.

-------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                     --------------------
                                                     2001   2000   Change
                                                     NZ$M   NZ$M     %
-------------------------------------------------------------------------
New Zealand                                           412    365    12.9
Australia                                             189     68      NM
                                                      ---    ---
Total Group                                           601    433    38.8

NM = Not a meaningful comparison
-------------------------------------------------------------------------

New Zealand.

------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    --------------------
                                                    2001   2000   Change
                                                    NZ$M   NZ$M     %
------------------------------------------------------------------------
Jetstream / Netgate revenue ($m)                     22      9    144.4
Frame relay revenue ($m)                             27     19     42.1
ISDN revenue ($m)                                    85     76     11.8

Jetstream connections (000s)                         16      4    300.0
------------------------------------------------------------------------

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

Australia.

-------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    ---------------------
                                                    2001   2000*   Change
AAPT & TCNZA                                         A$M    A$M      %
-------------------------------------------------------------------------
- Data revenue (A$m)                                 152     72    111.1

* For comparison purposes, 2000 figures are for the full year
--------------------------------------------------------------------------

Revenue from data services grew by 111.1% for the year. AAPT's revenue increase was largely driven by continued expansion of the AAPT owned VicOne network and continued penetration in corporate and government markets. TCNZA's revenue growth was driven by the provision of data services to the Commonwealth Bank of Australia ("CBA").

Directories Revenue.

Directories revenue is earned in New Zealand only. Total directories revenue increased by NZ$12 million, or 6.8% for the year.

Directories revenue increased as a result of both tariff and volume growth in both The Telephone Book and YELLOW PAGES(R) products.

Miscellaneous Other Revenue.

------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    --------------------
                                                    2001   2000   Change
                                                    NZ$M   NZ$M     %
------------------------------------------------------------------------
New Zealand                                           82     68    20.6
Australia                                            451    113      NM
                                                    ----   ----
Total Group                                          533    181   194.5

NM = Not a meaningful comparison
------------------------------------------------------------------------

New Zealand.

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

Australia.

Miscellaneous revenue for AAPT increased by 107.9% to A$327 million for the year. This revenue is derived largely from reselling Telstra's local access services.

AAPT re-launched a bundled residential telephony product incorporating local and long distance under the banner of Full Service in late 1999. The successful take-up of this product resulted in a 102.6% increase in resale service revenue for 2001 compared 2000.

The remaining growth in Australian miscellaneous services revenue relates to TCNZA.

Dividends from Associates.

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

Operating Expenses.

--------------------------------------------------------------------------
                                                      Years Ended 30 June
                                                    ----------------------
                                                     2001   2000    Change
                                                     NZ$M   NZ$M      %
--------------------------------------------------------------------------
New Zealand                                         2,257   2,175     3.8
Australia                                           1,710     714      NM
Abnormal expenses                                     256      --      NM
Goodwill amortised on consolidation of AAPT            88      31      NM
                                                    -----   -----
Total Group                                         4,311   2,920    47.6

NM = Not a meaningful comparison
--------------------------------------------------------------------------

New Zealand.

Total operating expenses in New Zealand increased by NZ$82 million, or 3.8% for the year compared with the previous corresponding period.

The increase for the year was largely due to higher cost of sales and other operating expenses partly offset by lower labour costs.

Australia.

AAPT and TCNZA both recorded increased expenses, particularly cost of sales, as a result of their significant revenue growth and expansion of their business operations.

The Telecom Group's reported expense growth for Australia for 2001 was also impacted by the consolidation of AAPT expenses for the entire year. In 2000, AAPT expenses were consolidated for seven months from 1 December 1999.

Labour.

--------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                     --------------------
                                                     2001   2000   Change
                                                     NZ$M   NZ$M     %
--------------------------------------------------------------------------
New Zealand                                           372    406     (8.4)
Australia                                             200     80       NM
                                                      ---    ---
Total Group                                           572    486     17.7

NM = Not a meaningful comparison
--------------------------------------------------------------------------

--------------------------------------------------------------------------
                                                         As at 30 June
                                                    ----------------------
Personnel Numbers                                    2001    2000   Change
--------------------------------------------------------------------------
New Zealand                                         5,242   5,717   (8.3)
Australia                                           2,055   1,507   36.4
                                                    -----   -----
Total                                               7,297   7,224    1.0
--------------------------------------------------------------------------

New Zealand.

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

Australia.

Labour costs for AAPT increased with the recruitment of additional staff to manage AAPT's customer and volume growth and the highly competitive labour market for experienced telecommunications personnel.

Cost Of Sales.

--------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    ----------------------
                                                     2001    2000   Change
                                                     NZ$M    NZ$M     %
--------------------------------------------------------------------------
New Zealand                                           612     572     7.0
Australia                                           1,240     507      NM
                                                    -----   -----
Total Group                                         1,852   1,079    71.6

NM = Not a meaningful comparison
--------------------------------------------------------------------------

New Zealand.

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

Australia.

AAPT's cost of sales increased significantly in 2001. This increase was largely due to the successful take-up of Smartchat's bundled residential telephony product, which includes the resale of Telstra's local call service.

Cost of sales in Australia also included costs associated with the outsourcing contract with CBA.

Other Operating Expenses.

-------------------------------------------------------------------------
                                                      Years Ended 30 June
                                                     --------------------
                                                     2001   2000   Change
                                                     NZ$M   NZ$M     %
-------------------------------------------------------------------------
New Zealand                                           713    633    12.6

Australia                                             196     95      NM
                                                      ---    ---

Total Group                                           909    728    24.9

NM = Not a meaningful comparison
-------------------------------------------------------------------------

Other operating expenses consist primarily of occupancy, advertising, computer costs, bad debts, consultancy, postage and agency, outsourcing costs and certain direct costs.

New Zealand.

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

Australia.

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

Depreciation and Amortisation.

------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    --------------------
                                                    2001   2000   Change
                                                    NZ$M   NZ$M     %
------------------------------------------------------------------------
New Zealand                                          560    564    (0.7)

Australia                                             74     32      NM

Goodwill amortised on consolidation of AAPT           88     31      NM
                                                     ---    ---

Total Group                                          722    627    15.2

NM = Not a meaningful comparison
------------------------------------------------------------------------

New Zealand.

Depreciation and amortisation expense (excluding goodwill amortised on acquisition of AAPT) decreased by NZ$4 million, or 0.7% in 2001. The increase in amortisation of goodwill on consolidation of AAPT reflects a full years amortisation in 2001 compared to seven months in 2000, coupled with the purchase of the remaining 20% of AAPT in December 2000 (which resulted in additional goodwill).

Australia.

AAPT's depreciation and amortisation expense increased due to the depreciation of AAPT's recently acquired infrastructure assets, CBD fibre, Southern Cross capacity and the backbone network.

Abnormal Items.

Revenue.

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

Expenses.

Close Down of CDMA Rollout in Australia. A charge to abnormal expenses was recognised at 30 June 2001 for the estimated cost of writing off project costs capitalised to work in progress and providing for the discounted present value of contractually committed future expenditure to the extent that this could not be mitigated via negotiation or assignment.

The total charge to abnormal expenses was NZ$215 million. This represented NZ$159 million for writing off project costs to date and NZ$56 million to provide for future commitments.

All outstanding issues with Lucent relating to the project and its closedown have been resolved.

Write-off of network assets and project costs. As part of a review of network assets, assets identified as no longer being required for business operations and having no residual value were fully written-off at 30 June 2001.

The majority of the write off related to assets acquired in connection with the deployment of residential hybrid fibre/coax (HFC) cable by First Media Limited (a wholly owned Telecom subsidiary). A decision was made in 1998 to discontinue the deployment and the costs of terminating the rollout and reorganising First Media were provided for in the financial year ended 31 March 1998. The cable assets were retained for the provision of future services, however the usage of these assets has subsequently fallen to minimal levels and the decision was taken to decommission the network.

A total charge of $22 million was included in the results for the year ended 30 June 2001, representing the cost of writing off HFC cables and network equipment and minor decommissioning costs.

The remainder of the abnormal charge represented the costs of writing off other network equipment made surplus by changing business requirements and the cost of expensing accumulated balances in respect of projects that will not result in capitalisable assets to the Group.

Net Interest Expense (Consolidated).

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

Telecom issued capital notes in the year ended 31 March 1998. These were originally classified as equity instruments, which was in accordance with accounting guidance applicable at that time. In 2001, Telecom reclassified the capital notes as debt, in accordance with accounting guidance promulgated subsequently. As a result of this reclassification, Telecom has presented interest paid on capital notes as part of interest expense. Previously the interest paid (net of tax) was shown separately in the Statement of Financial Performance.

Taxation (Consolidated).

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

Associate Company Losses (Consolidated).

The Telecom group result for 2001 includes equity accounted losses of NZ$18 million from Telecom's investment in Southern Cross and AAPT's investment in AOL|7. AOL|7 losses recorded in 2000 and 2001 have reduced the carrying value of AAPT's equity investment in AOL|7 to nil. Southern Cross losses and dividends received from Southern Cross (see "Dividends From Associates") have reduced the carrying value of Telecom's equity investment in Southern Cross to zero. Upon reduction of the carrying values to zero, equity accounting was suspended in respect of both these associate entities.

Capital Expenditure.

-------------------------------------------------------------------------
                                                     Years Ended 30 June
                                                    ---------------------
                                                    2001    2000   Change
                                                    NZ$M    NZ$M     %
-------------------------------------------------------------------------
New Zealand                                           833    643    29.5

Australia                                             692    232      NM
                                                    -----    ---

Total Group                                         1,525    875    74.3

NM = Not a meaningful comparison
-------------------------------------------------------------------------

Capital expenditure in 2001 amounted to NZ$1,525 million, an increase of NZ$650 million, or 74.3%, compared to 2000. Australian capital expenditure for 2001 is not directly comparable to 2000 as the 2001 amount only includes seven months of AAPT's capital expenditure.

New Zealand.

Capital expenditure in New Zealand was NZ$833 million in 2001. Of this amount NZ$265 million related to mobile capital expenditure, including NZ$115 million on the New Zealand CDMA rollout and NZ$38 million for the purchase of radio spectrum in Government auctions. NZ$190 million related to access and transport expenditure, NZ$165 million was spent on developing Telecom's international network of which NZ$125 million related to purchase of international capacity (including Southern Cross capacity), while NZ$110 million was spent developing IP & data and voice capabilities.

Australia.

AAPT's capital expenditure for the year was A$484 million. This included expenditure for the LMDS and CBD fibre networks, payments for the SingTel Optus backbone and Southern Cross capacity, as well as expenditure on the rollout of CDMA in Australia prior to the close down of this project.

TCNZA's capital expenditure for the year was A$68 million.

Overview of Results 2001:2000.

---------------------------------------------------------------------------------------------
                                                      Year Ended              Variation
                                                       30 June                2001:2000
                                                ---------------------   ---------------------
(in NZ$ millions, except percentages)            2001     %      2000     %       $       %
---------------------------------------------------------------------------------------------
Operating revenues

Local service                                   1,071    19.0   1,064    24.5       7     0.7
Calling
   National                                     1,181    21.0     932    21.5     249    26.7
   International                                  568    10.1     506    11.7      62    12.3
   Other                                           67     1.2      50     1.1      17    34.0
                                                -----           -----           -----
                                                1,816    32.3   1,488    34.3     328    22.0

Interconnection                                    97     1.7      90     2.1       7     7.8
Cellular and other mobile                         865    15.3     717    16.5     148    20.6
Internet                                          169     3.0     102     2.4      67    65.7
Data                                              601    10.6     433    10.0     168    38.8

Other operating revenues
   Directories                                    188     3.3     176     4.1      12     6.8
   Equipment                                       63     1.1      84     1.9     (21)  (25.0)
   Miscellaneous other                            533     9.4     181     4.2     352   194.5
   Dividends from associate                       245     4.3      --      --     245      NM
                                                1,029    18.1     441    10.2     588   133.3
                                                -----           -----           -----

Total operating revenues (before
   abnormal items)                              5,648   100.0   4,335   100.0   1,313    30.3

Operating expenses
   Labour                                         572    10.1     486    11.2      86    17.7
   Cost of sales                                1,852    32.8   1,079    24.9     773    71.6
   Other operating expenses                       909    16.1     728    16.8     181    24.9
                                                -----           -----           -----
Total operating expenses (before
   abnormal items)                              3,333    59.0   2,293    52.9   1,040    45.4
                                                -----           -----           -----

EBITDA* before abnormal items                   2,315    41.0   2,042    47.1     273    13.4

   Depreciation and amortisation                  722    12.8     627    14.5      95    15.2
                                                -----           -----           -----
Surplus from operations (before
   abnormal items)                              1,593    28.2   1,415    32.6     178    12.6

Abnormal items
   Revenues                                       (12)   (0.2)     15     0.3     (27)     NM
   Expenses                                      (256)   (4.5)     --      --    (256)     NM

Net interest expense                             (381)   (6.8)   (265)   (6.0)   (116)   43.8
                                                -----           -----           -----
Earnings before income tax                        944    16.7   1,165    26.9    (221)  (19.0)

Income tax expense                               (283)   (5.0)   (368)   (8.5)     85   (23.1)
                                                -----           -----           -----
Earnings after income tax                         661    11.7     797    18.4    (136)  (17.1)

Share of losses of associate companies
   after income tax                               (18)   (0.3)     (6)   (0.1)    (12)  200.0

Minority interests in profits of subsidiaries      --      --      (8)   (0.2)      8      NM
                                                -----           -----           -----
Net earnings                                      643    11.4     783    18.1    (140)  (17.8)
---------------------------------------------------------------------------------------------

Liquidity and Capital Resources (Consolidated).

Sources of liquidity.

Telecom's primary sources of liquidity in the course of ordinary operations are operating cash flows, commercial paper issuance programmes and other short-term debt issuance programmes. Telecom also maintains standby borrowing facilities to provide backup sources of funding in the event that adverse market conditions or unforeseen events impacting Telecom's operations mean that Telecom is unable to obtain sufficient funding from its normal liquidity sources.

In Telecom's opinion, its working capital is sufficient for the company's present requirements. The nature of Telecom's primary sources of liquidity and factors impacting their availability are discussed below.

Cash Flows.

----------------------------------------------------------------------------
                                                       Year ended 30 June
                                                    ------------------------
                                                     2002     2001    Change
                                                      $m       $m       %
----------------------------------------------------------------------------
Net cash flows from/(applied to):
   Operating activities                              1,351    1,758    (23.2)
   Investing activities                             (1,271)  (1,892)   (32.8)
   Financing activities                                (74)     129   (157.4)
                                                    ------------------------
Net cash flow                                            6       (5)   220.0
----------------------------------------------------------------------------

Net cash flows from operating activities were $1,351 million in 2002, a decrease of $407 million from the previous year. 2001 operating cash flows included $239 million of Southern Cross dividends. Excluding this item, the decrease in operating cash flows in 2002 was $168 million. This resulted from increased tax payments (principally a timing issue), reduced interest receipts and payments to settle Australian CDMA liabilities provided for in the previous year.

The net cash outflow for investing activities was $1,271 million in 2002, a decrease of $621 million from the previous year. The decrease reflects cash paid for the purchase of the AAPT minorities in the previous year and significantly lower capital expenditure in the current year (refer 2002:2001 "Capital Expenditure" section), partly offset by movements in the short term investments balance.

The net cash outflow for financing activities was $74 million in 2002, compared to a net cash inflow of $129 million in 2001. The decrease in financing cash flows reflects the proceeds from the equity placement in 2001, partly offset by lower dividend payments.

Short-Term Debt Issuance Programmes.

Telecom issues commercial paper in the Australian market under it's A$1.5 billion Short Term Note and Medium Term Note Programme, as well as AAPT Finance Pty Limited's A$800 million Commercial Paper and Medium Term Note programme (guaranteed by AAPT). At 30 June 2002, Telecom had issued a total of NZ$156 million of Australian commercial paper pursuant to these programmes.

Telecom issues commercial paper in other markets under its US$1 billion European Commercial Paper programme and its NZ$200 million Asian Commercial Paper Programme. At 30 June 2002, total amounts issued under these programmes were NZ$323 million.

Telecom issued short-term notes under a NZ$500 million note facility. At 30 June 2002, Telecom had issued NZ$118 million of notes under this facility.

Stand-by Credit Facilities.

Telecom has a policy of maintaining committed standby facilities to at least 100% of the forward 12-month net funding requirement. The company currently has backup lines totalling approximately NZ$830 million comprising a US$200 million 3 year facility (expiring September 2003) and a US$200 million 3 year facility (expiring August 2004), which have multi-time zone availability. Both facilities are readily accessible with no material adverse change clauses or rating triggers.

At 30 June 2002, no amounts had been drawn under these facilities.

Telecom also has committed overdraft facilities of NZ$20 million with New Zealand banks, while AAPT has committed overdraft facilities of A$20 million with an Australian bank.

Credit Ratings.

Telecom's current credit ratings are set out in the table below:

-------------------------------------------------------------------
Rating Agency       Long-term Credit   Short-term Credit   Outlook
                    Rating             Rating
-----------------   ----------------   -----------------   --------
Standard & Poor's          A                  A-1          Stable
Moody's                    A2                 P-1          Negative
-------------------------------------------------------------------

Both agencies have indicated that a reduction in Telecom's gearing will be required to maintain these ratings in the medium term. If Telecom is unable to achieve its desired level of debt reduction and resulting improvement in credit ratios, there is a significant risk that ratings will be downgraded. Other factors that might precipitate a downgrade in credit rating may include a material deterioration in cash flows from Telecom's New Zealand businesses, a failure to improve results in Telecom's Australian businesses, a global downward re-rating of the creditworthiness of the telecommunications industry, or material adverse changes to the regulatory and/or economic environment in New Zealand and/or Australia.

Two of Telecom's existing bond facilities have pricing triggers in the event of a rating downgrade. These triggers would require Telecom's long term ratings from Standard & Poor's/Moody's to fall below A-/A3 before increased interest rates would apply. Rating downgrades may also impact the cost and availability of future new borrowings.

Commitments.

Set out in the table below are Telecom's contractual obligations and other commercial commitments as at 30 June 2002.

---------------------------------------------------------------------------------
                                            Payments due by period
                              ---------------------------------------------------
                                      Less than                           After 5
Contractual obligations       Total     1 year    1-3 years   4-5 years    years
                              -----   ---------   ---------   ---------   -------
Long-term debt (a)            5,015      581        1,240       1,254      1,940
Operating leases                250       61           88          38         63
Southern Cross capacity(b)      178       96           82          --         --
Capital expenditure              85       83            2          --         --
H3G equity contributions(c)     173      173           --          --         --
                              ---------------------------------------------------
Total contractual cash
obligations                   5,693      988        1,410       1,292      2,003

--------------------------------------------------------------------------
                          Amount of commitment expiration by period
                   -------------------------------------------------------
Other commercial     Total     Less than                           After 5
commitments        committed     1 year    1-3 years   4-5 years    years
                   ---------   ---------   ---------   ---------   -------
Guarantees (d)        708         19          71          80        538
--------------------------------------------------------------------------

(a) Included within long-term debt are $950 million of capital notes that may be redeemed either in cash or by the issuance of Telecom ordinary shares at the option of the issuer. Also included within long-term debt are convertible notes which the holder may elect on maturity to have repaid or to be converted into Telecom ordinary shares.
(b) Commitments are denominated in US dollars and amount to US$44 million within one year and US$39 million within one to three years. NZ dollar equivalent figures presented in the table above are based on the rate of exchange at 30 June 2002.
(c) The commitment amounted to A$150 million and payment was made in August 2002. The NZ dollar equivalent presented above is based on the rate of exchange at 30 June 2002.
(d) Guarantees principally consist of cross border lease guarantees in respect of certain telecommunications asset sale and leaseback transactions. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transactions. The amount disclosed above is the maximum exposure under the guarantees, however, Telecom believes that the likelihood of losses in respect of these matters is remote.

Debt.

Total interest-bearing long-term and short-term liabilities amounted to NZ$5,612 million at 30 June 2002 compared with NZ$5,481 million at 30 June 2001.

The net debt to net debt plus equity ratio was 80.0% at 30 June 2002, compared to 72.4% at 30 June 2001 (net debt is defined as total debt less cash and short term investments, as well as a term deposit of nil and $21 million at 30 June 2002 and 2001 respectively). The increase reflects the reduction in equity as a result of the AAPT write-down.

The proportion of debt due within one year at 30 June 2002 is significantly lower than at 30 June 2001. During 2002, Telecom issued $330 million, $684 million and $587 million of four, seven and ten year debt respectively. The four year issue was used to replace maturing debt, while the seven and ten year issues were used to pay down short-term debt to enable Telecom to achieve the desired maturity profile for its borrowings.

The estimated fair value of Telecom's long-term debt at 30 June 2002 was NZ$5,137 million compared with its carrying amount of NZ$5,015 million (stated inclusive of the effect of hedging transactions). The estimated fair value of long-term debt at 30 June 2001 was NZ$4,025 million, compared with its carrying amount of NZ$3,921 million (stated inclusive of the effect of hedging transactions). The fair values are based on Telecom's fixed rates of interest on debt in comparison to the prevailing market rates in effect at 30 June 2002 and 30 June 2001 for instruments of a similar maturity.

Economic Trends.

Telecom's operations are significantly affected by the state of the New Zealand and Australian economies.

In New Zealand, gross domestic product ("GDP") grew in real terms by 3.5% for the year ended June 2002. The consensus of current forecasts, as published in September 2002 by New Zealand Institute of Economic Research, indicated rates of GDP growth of 2.9% for the year to March 2003 and of 2.4% for the year to March 2004.

The consumers price index rose 2.8% for the year ended June 2002, with the consensus of current forecasts indicating a rate of 2.6% over the year to March 2003. The official unemployment rate was 5.1% in June 2002 and the consensus forecast indicates a rate of 5.2% in March 2003. The population of New Zealand is approximately 3.9 million.

In Australia, annual economic growth was 3.8% in the year ended June 2002. The Australian consumers price index rose 2.8% over the year ended June 2002. ANZ Bank has forecast economic growth of 3.5% for the year to June 2003, with annual consumer price inflation of 2.75% over the same year. The official unemployment rate was 6.2% in September 2002 with the ANZ Bank predicting a rate of 6.25% in June 2003. The population of Australia is 19.8 million.

Critical Accounting Policies.

Telecom's financial statements are prepared in accordance with NZ GAAP. Telecom's significant accounting policies are set out in Note 1. Preparing these financial statements requires management to make estimates and judgements that affect reported amounts and disclosures in the financial statements. These estimates and judgements are based on historical experience and other factors that management considers relevant in the circumstances. Of the significant accounting estimates and judgements made by Telecom, management consider that the following are the most critical in terms of level of judgement and complexity.

Valuation of goodwill.

Goodwill arising from the acquisition of a business or shares in subsidiaries and associates is amortised over the period that benefits are expected to arise, with a maximum amortisation period of 20 years. The initial determination of goodwill is dependent on the allocation of the purchase price to the assets and liabilities acquired. This allocation is based on management's judgement. Determination of the amortisation period for the goodwill is dependent on management's assessment at the time of acquisition of the period over which benefits will be realised.

The unamortised balance of goodwill is reviewed annually and to the extent that it is no longer probable of being recovered from the future economic benefits of the investment, it is recognised immediately as an expense. Performing this assessment requires management to estimate the future economic benefits that it expects to derive from the investment. This generally requires management to estimate future cash flows to be generated by the investment, which entails making judgements including the expected rate of growth of revenues, expected margins to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows. The resulting valuation of goodwill is sensitive to changes in any of these assumptions.

During the current financial year, Telecom determined that the carrying value of its investment in AAPT was impaired and accordingly recognised a write-down of $850 million (refer Note 4). This included a write-down of goodwill of $593 million.

Valuation of investments.

Telecom holds long term investments that comprise minority shareholdings in listed and unlisted companies and advances to associate entities. Where equity investments enable Telecom to exert significant influence over the investee, the equity method of accounting is used. Equity investments where Telecom has no significant influence and advances to associates are valued at cost unless management considers there to have been a permanent diminution in value, in which case the investment is written down to the estimated recoverable amount.

In assessing whether there has been a permanent diminution in value, consideration is given to the financial performance of the investee, the market price and volatility of the investee's shares (in the case of listed investments) and other factors that impact on management's expectation of recovering the value of the investment. Such assessment also requires management to make judgements about the expected future performance of the investee.

Included in the aforementioned write-down of Telecom's investment in AAPT was a write-down in the value of advances to associates of $133 million (refer Note
4).

Accounting for fixed assets.

Telecom has a significant investment in long-lived fixed assets. These assets are initially recorded at cost, then depreciated over their expected useful lives. The determination of the appropriate useful life for a particular fixed asset requires management to make judgements about, amongst other factors, the expected period of service potential of the asset, the likelihood of the asset becoming obsolete as a result of technological advances, and the likelihood of the company ceasing to use the asset in its business operations.

Telecom periodically reviews the useful lives of its fixed assets to ensure that these remain appropriate. Remaining asset lives are adjusted where necessary to reflect changes in conditions since the asset was brought into service.

The carrying values of Telecom's fixed assets are also periodically reviewed to ensure that they do not exceed their recoverable amounts (the economic benefits that Telecom expects to derive through the use and ultimate disposal of the relevant fixed asset). Where the carrying value exceeds the recoverable amount, the difference is recognised immediately in earnings as an impairment charge.

Assessing whether an asset is impaired may involve estimating the future cash flows that the asset is expected to generated. This will in turn involve a number of assumptions, including rates of expected revenue growth or decline, expected future margins and the selection of an appropriate discount rate for valuing future cash flows.

Provision for doubtful debts.

Telecom maintains a provision for estimated losses expected to arise from customers being unable to make required payments. This provision takes into account known commercial factors impacting specific customer accounts, as well as the overall profile of Telecom's debtors portfolio. In assessing the provision, factors such as past collection history, the age of receivable balances, the level of activity in customer accounts, as well as general macro-economic trends are taken into account. Significant changes in these factors would likely necessitate changes in the doubtful debts provision.

Accounting for interconnection revenues and expenses.

In the course of its normal business operations, Telecom interconnects its networks with other telecommunications operators. Telecom both supplies and receives network services under interconnection arrangements. In some instances, management may be required to estimate levels of traffic flows between networks in order to determine amounts receivable or payable for interconnection.

The terms of interconnection, including pricing, are subject to regulation in some instances. Pricing may be subject to retrospective adjustment, in which case estimates of the likely effect of these adjustments are required in order to determine revenues and expenses. Likewise, where interconnection rates are in dispute with another carrier, estimates of the likely outcome of disputes are required to determine financial results. Telecom bases these estimates on management's interpretation of material facts, as well as independent advice. Telecom considers its estimates reasonable in the circumstances, however in the event that the outcomes of regulation or disputes differ from management's estimates, adjustments will be required.

Accounting for income taxes.

Telecom is required to estimate its income taxes in each jurisdiction in which it operates. This entails a jurisdiction-by-jurisdiction estimation of current tax exposure, as well as a assessment of the impact of timing differences, which result from different treatment of items for accounting and tax purposes. Telecom's principal timing differences relate to depreciation of fixed assets, recognition of provisions and accruals, and the recognition of tax losses in subsidiaries.

Telecom previously adopted the partial method of accounting for deferred tax, whereby deferred tax was only recognised on those timing differences that were expected to reverse in the foreseeable future. This required management to make judgements about the expected timing of reversal of timing differences. During the current financial year, Telecom changed its accounting policy to adopt the comprehensive method, whereby deferred tax is recognised in respect of all timing differences.

Preparation of the annual financial statements requires management to make estimates as to, amongst other things, the amount of tax that will ultimately be payable, the availability of losses to be carried forward and the amount of foreign tax credits that it will receive. Actual results may differ from these estimates as a result of reassessment by management and/or taxation authorities. This may impact Telecom's financial position and results of operations.

Other Matters.

Partnering Agreement with Alcatel.

In June 2002 Telecom and Alcatel entered into a strategic partnering relationship to manage the development and integration of Telecom's trans-Tasman Next Generation Network ("NGN"). Telecom and Alcatel will work together to migrate Telecom's current voice and data networks to an Internet protocol network in New Zealand and integrate it with the Group's core network in Australia. Alcatel will be the primary supplier of equipment to provide services in New Zealand.

Telecom expects the migration to the NGN to ultimately result in significant simplification of its network with resulting operational efficiencies and savings in operating costs. Migration to the NGN is also expected to increase Telecom's service capabilities and the speed with which it is able to roll out new services.

Investment in H3G.

In May 2001, Telecom announced the formation of an alliance with Hutchison Whampoa Limited and Hutchison Telecommunications (Australia) Limited. As part of this alliance, Telecom acquired a 19.9% equity stake in Hutchison 3G Australia ("H3G") for A$250 million in the first quarter of the 2002 financial year. Telecom had committed to provide a further A$150 million in equity funding to H3G. This additional A$150million of funding was provided in August 2002. Telecom has no further commitments to provide any additional funding to this entity.

Launch of CDMA 1xRTT.

Telecom has recently upgraded its CDMA mobile network to CDMA 1xRTT, which offers significantly greater data transmission speeds. Services were commercially launched in July 2002 under the Mobile JetStream brand. This followed a successful customer trial, where network speeds averaged 50 to 80 kbps with maximum speeds up to 153kbps recorded.

Southern Cross.

Telecom currently holds a 50% equity interest in Southern Cross Cable Network
(SCCN). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel Optus (39.99%) and WorldCom (10.01%).

Telecom has previously indicated a lack of visibility around the extent and timing of future dividend income from the Southern Cross Cable Network, as a result of a softening in demand for international bandwidth and cable capacity. The dividend income stream is dependent on future sales of capacity, capital expenditure requirements and financing requirements. Telecom does not expect significant new sales of international bandwidth or cable capacity to occur for at least the next twelve months.

Additionally, Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. Telecom currently holds Southern Cross capacity with a book value of approximately $250 million. Telecom is also contractually committed to acquire additional capacity at fixed prices totalling approximately $180 million over the next three years. Management believes that the expected future cash flows from the use of this capacity exceed the current book value and the cost of the commitment to acquire further capacity based on current business plans and expectations.

Telecom has also provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of NZ$130 million (including accrued interest). Telecom believes these advances are fully recoverable.

A number of major participants in the international telecommunications industry have recently been experiencing serious financial difficulties, with several entities filing for bankruptcy protection. There is currently an oversupply of capacity on a number of routes and as a consequence there is a risk that market prices for bandwidth may become depressed, particularly if large quantities of capacity are sold into the market at liquidation values. Were such a development to occur and prove other than a temporary situation, it could result in potentially significant impairment of Telecom's international network capacity assets. Such developments could also adversely impact Southern Cross' ability to repay debt.

SCCN is currently capitalised via US$30 million of shareholders equity, US$120 million of shareholder advances, and US$499 million of senior bank debt. Of the US$499 million senior bank debt outstanding at 1 November 2002, US$360 million is expected to be repaid from existing committed capacity sales with deferred payment terms scheduled through December 2005. Repayment of the balance of US$139 million is dependent on the timing of future sales of capacity, and future capital expenditure requirements.

As at 1 November 2002, SCCN had also accumulated US$92 million of cash reserves set aside to make various supplier and other payments. Utilisation of one of these reserves, the Upgrade Reserve Account, is subject to SCCN achieving and maintaining certain interest coverage and remaining asset value covenants under its senior bank facility. The Upgrade Reserve Account currently has a balance of US$41m. As at the date of this report, SCCN was operating outside of the agreed interest coverage covenant. This of itself does not constitute an event of default under the senior bank facility, but does restrict SCCN's ability to make certain supplier payments utilising the available cash reserves without the prior approval of the senior bank syndicate.

Based on the current projections from SCCN, there may be a requirement to reschedule certain of SCCN's debt amortisation payments to better align these with future cash flows. The management of SCCN is currently working with the bank syndicate with a view to increasing its future financial flexibility. These discussions are expected to take some time and may ultimately involve the realignment of the entire senior bank facility to a reassessed SCCN business plan.

Telecom may be asked to provide credit support for a restructured facility. It is anticipated that the maximum contingent exposure to Telecom in these circumstances is limited to a share of principal and interest on the senior bank debt outstanding and future operating expenditures not covered by existing committed sales.

New Joint Venture Partner for AOL in Australia.

In December 2001, Seven Network, an Australian broadcast television network, joined the joint venture company set up to market the AOL service in Australia. Following the entry of Seven Network into the venture, AAPT, AOL and Seven Network each hold a one-third stake in the joint venture company, which has been renamed AOL|7. Online services continue to be marketed by the company under the AOL brand.

Seven Network provide advertising and integrated promotions for AOL|7, including in-programme cross-promotions across Seven's broadcast and subscription television channels and magazines. It has also integrated aspects of Seven Network's existing i7 online presence into the AOL|7 business.

AAPT and Telstra Agreement.

In April 2002, Telstra Wholesale and AAPT announced that they had agreed on a package involving a range of services including PSTN and broadband (ADSL) services. Under the arrangement, both parties now use the Dial-up Internet Access Service ("DIAS") for the termination of data calls. Consequently, Telstra agreed to withdraw its access dispute before the ACCC relating to the price of terminating data calls on AAPT's networks.

Also as a result of the agreement, both parties withdrew from proceedings before the Australian Competition Tribunal, which was reviewing the PSTN prices payable by AAPT.

Extension of IT Outsourcing Agreement with EDS.

In August 2002, Telecom and EDS agreed to an extension to the IT outsourcing agreement originally announced in July 1999. The original ten-year agreement has been extended by a further three years, following a scheduled year three review of the outsourcing arrangements.

Also as part of the review, Telecom and EDS agreed that EDS would re-acquire Telecom's 10% stake in EDS New Zealand at the original purchase price of NZ$46 million. This repurchase was completed in September 2002. At the same time, Telecom's options to acquire further equity in EDS New Zealand up to a 49% shareholding were cancelled. A minority shareholding by Telecom in EDS New Zealand is no longer seen as a necessary part of the outsourcing arrangement. The review also led to EDS and Telecom agreeing to bring to an end the esolutions online alliance.

Accounting for Share Options Issued to Employees.

The accounting for employee share options has received considerable international attention in recent months. A number of major companies in the United States have announced their intention to change their accounting policy for share options to recognise an expense for the fair value of options granted. The International Accounting Standards Board has also recently issued an exposure draft of a proposed new International Accounting Standard on accounting for share based payments for public comment. This proposed standard would require companies using international accounting standards to recognise an expense for the fair value of share options granted.

Telecom has operated an employee share option scheme since 1994. In accordance with NZ GAAP, Telecom does not recognise an expense for its share options where the exercise price of the option is equivalent to the market value of Telecom shares at the date of grant. For US GAAP purposes, Telecom elects to adopt the "disclosure only" approach, whereby pro forma disclosures are provided showing what net earnings would have been had a fair value measurement approach been adopted. For the year ended 30 June 2002, the US GAAP reconciliation shows that net earnings would have been $5 million lower had a fair value approach always been adopted.

Were Telecom to adopt a fair value methodology, in the initial year of adoption it would likely recognise an expense only in respect of options issued in the financial year of adoption. If Telecom had adopted a fair value approach in the year ending 30 June 2002, net earnings would have been reduced by $3 million (the charge relating solely to options issued during the 2002 financial year). This is lower than the $5 million deduction to be included in the pro forma US GAAP disclosures as this amount also includes a charge in respect of options issued in the prior year.

Telecom continues to monitor developments in accounting standard setting and disclosures regarding this issue with a view to adopting new accounting treatments once clarity around new standards emerges.

Audit Independence Policy.

Similar to employee share options, audit independence is an issue that has been subject to considerable recent scrutiny. A particular topic of focus is the level of other services provided by audit firms in addition to their role as external auditors.

For the year ended 30 June 2002, Telecom paid total fees to its external auditors of approximately $5 million. This comprised $1.6 million of audit fees and $3.4 million of fees for other services, comprising $1.9 million for taxation services, $1.0 million for other assurance services and $0.5 million for regulatory consulting.

In July 2002, Telecom implemented a new external audit independence policy to ensure that its governance procedures remain in line with international best practice. The new policy significantly constrains the ability of Telecom's external auditors to provide non-audit services. It also places controls on the hiring by Telecom of senior personnel from the external audit firm and mandates audit partner rotation in line with international requirements.

As a result of this new policy, Telecom's auditors, PricewaterhouseCoopers agreed to resign following completion of the 30 June 2002 audit in order to concentrate on the provision of non-audit services to Telecom. Telecom appointed KPMG as its auditors for the year ended 30 June 2003 following
PricewaterhouseCoopers resignation.

US GAAP Reconciliation.

The consolidated financial statements are prepared in accordance with NZ GAAP, which differs in certain significant respects from US GAAP. These differences, and the effect of the adjustments necessary to restate net earnings and shareholders' funds, are detailed in Note 30.

As a result of these differences, Telecom's US GAAP net loss was greater than its NZ GAAP net loss by NZ$46 million (24.5%) for the year ended 30 June 2002. US GAAP net earnings were lower than NZ GAAP net earnings by NZ$139 million (21.6%) for the year ended 30 June 2001 and NZ$50 million (6.4%) for the year ended 30 June 2000.

US GAAP earnings for the year ended 30 June 2002 were lower than NZ GAAP earnings principally due to a charge of NZ$37 million to recognise at fair value cash flow hedges deemed ineffective under US GAAP, the recognition of NZ$26 million of equity accounted losses for associates under US GAAP where equity accounting had been suspended for NZ GAAP and the deferral of $18 million of profits on capacity sales that had been recognised up-front under NZ GAAP, partly offset by an NZ$48 million lower of write down of advances to associates due to a lower US GAAP carrying value.

For the year ended 30 June 2001, US GAAP earnings were lower due to NZ$147 million of dividend income from Southern Cross which was included in earnings for NZ GAAP but was applied against advances to associates for US GAAP purposes and $NZ22 million of equity accounted losses where equity accounting has been suspended for NZ GAAP.

For the year ended 30 June 2000 US GAAP earnings were lower due principally due to the recognition of NZ$23 million of equity accounted losses where equity accounting had been suspended for NZ GAAP purposes, and the recognition of Year 2000 costs of NZ$17 million and onerous contract costs of NZ$14 million that had been recognised in previous years for NZ GAAP purposes.

Total shareholders' funds at 30 June 2002 were lower under US GAAP by NZ$282 million as a result of the accumulated effect of dividends from associates and associate losses referred to above coupled with unrealised derivative losses on cash flow hedges of NZ$122 million resulting from the application of SFAS 133.

Total shareholders funds' at 30 June 2001 were lower under US GAAP by NZ$251 million (12.3%) due to the accumulated effect of dividends and losses from associates referred to above and unrealised derivative losses on cash flow hedges of NZ$59 million.

Total shareholders' funds at 30 June 2000 were greater under US GAAP by NZ$191 million (16.9%). This difference was principally due to the fact that, prior to a change in accounting policy in the year ended 30 June 2001, under NZ GAAP, dividends declared in respect of, but after, a fiscal year were deducted in computing retained earnings for such year, whereas they are not so deducted under US GAAP.

New Accounting Standards.

The future impact of recent US accounting standards issued by the Financial Accounting Standards Board ("FASB") and New Zealand accounting standards issued by the Institute of Chartered Accountants ("ICANZ") applicable to Telecom's financial statements is discussed below.

Recent Accounting Pronouncements.

FASB Accounting Standard - Goodwill and Other Intangible Assets.

In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets.

Under the requirements of SFAS 142, goodwill and intangible assets that have indefinite useful lives will not be amortised, but instead will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortised over their useful lives, but no maximum useful life is mandated.

The non-amortisation approach to accounting for goodwill is not in accordance with New Zealand accounting standards, which require goodwill to be amortised over a period not exceeding 20 years. Accordingly, Telecom will continue to amortise goodwill in its New Zealand GAAP financial statements.

SFAS 142 is applicable for financial years beginning on or after 15 December 2001 and will therefore apply to Telecom's financial statements for the year ended 30 June 2003. Entities are required to perform an initial impairment review on adoption of SFAS 142, which in Telecom's case is at 1 July 2002. Telecom has performed an assessment of its acquisition goodwill and other intangible assets as at 1 July 2002 and determined that no impairment exists (following the write-down of AAPT goodwill and other intangible assets in the year ended 30 June 2002). Telecom will cease amortising goodwill for US GAAP purposes from 1 July 2002 and will instead test the carrying value for impairment on an annual basis.

Other recently issued FASB standards.

Several other accounting standards have recently been issued by the FASB and are not yet effective on Telecom's financial reporting, including SFAS 143 "Accounting for Asset Retirement Obligations" and SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". Management do not believe that implementation of these standards will have a material impact on Telecom's financial statements.

ICANZ Accounting Standards - business combinations.

In October 2001, ICANZ issued the following three new financial reporting standards:

..    FRS 36 "Accounting for Acquisitions Resulting in Combinations of Entities
     or Operations"
..    FRS 37 "Consolidating Investments in Subsidiaries"
..    FRS 38 "Accounting for Investments in Associates"

These three new standards replace the existing SSAP 8 "Accounting for Business Combinations" and are effective for financial reporting periods ending on or after 31 December 2002. Management do not believe that implementation of these standards will have a material impact on Telecom's financial position or results of operations.

               Item 6. Directors, Senior Management and Employees.

Directors.

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

The current standing Committees of the Board are the Audit and Risk Management Committee, the Human Resources/Compensation Committee and Nominations Committee. All Committees consist entirely of Non-Executive Directors. All Directors are entitled to attend Committee meetings. See below for the current membership of these Committees.

During the year the terms of reference of the Audit and Risk Management Committee were revised. The Audit and Risk Management Committee is responsible for:

..    being the formal channel of communication between the Board and senior financial management, external and internal audit;
..    reviewing, then recommending, if appropriate, the adoption by the Board of all quarterly external financial reporting;
..    assessing the adequacy of internal controls after consultation with external and internal auditors;
..    approving major accounting policy changes;
..    ensuring that policies and processes exist to effectively identify, manage and monitor principal business risks;
..    reviewing the internal audit work plan;
..    reviewing the results of internal audit's work plan, including management responses;
..    recommending the appointment of the external auditor;
..    reviewing the results of the quarterly, half-yearly and annual external audits/reviews and any management letters (including management responses);
..    reviewing the external audit work plan;
..    reviewing external auditor's fees, terms of engagement and annual independence statement.

The Human Resources/Compensation Committee is responsible for:

..    overseeing the policy framework for human resources activities within the
     Telecom Group;
..    overseeing senior Management and Chief Executive succession planning;
..    establishing employee remuneration and incentive schemes;
..    reviewing and approving the compensation arrangements for the Chief
     Executive Officer and managers who report directly to the Chief Executive;
..    recommending to the full Board the compensation of Directors.

A Nominations Committee was formed after the end of the financial year and is responsible for:

(a) identifying and recommending to the Board individuals for nomination as members of the Board and its Committees, taking into account such factors as it deems appropriate, including experience, qualifications, judgement and ability to work with other directors;
(b)  making recommendations to the Board as to its size and composition.

The Directors have no fixed term of office but are subject to the retirement provisions of the Constitution summarised above. Telecom's Constitution allows payments to directors by way of a lump sum or pension. See Item 10 "Remuneration".

As of 30 October 2002, the Directors of the Company (including the Chief Executive) were as follows:

Dr Roderick S Deane - Chairman.

Roderick Deane became Chairman of Telecom in October 1999, after seven years as Chief Executive and Managing Director. Dr Deane is a member of the Audit and Risk Management Committee, Human Resources/Compensation Committee and Nominations Committee.

Dr Deane also chairs Te Papa Tongarewa (The Museum of New Zealand), the ANZ Banking Group (New Zealand) Limited and Fletcher Building Limited. He is a Director of ANZ Banking Group Limited (Melbourne), TransAlta Corporation (Canada), and Woolworths Limited (Australia). He is a part-time Professor of Economics and Management. Jointly, along with his wife Gillian, Dr Deane is Patron of IHC New Zealand Inc and is a member of the IHC Board of Governance. He is Chairman of the City Gallery Wellington Foundation and has an active interest in promoting the arts and music. He was named Chief Executive of the Decade in 1999 in the Top 200 New Zealand Corporate Awards.

Ms Theresa Gattung - Chief Executive and Managing Director.

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

Mr Paul Baines - Director.

Paul Baines has been a Telecom Director since May 1998. He is Chairman of the Audit and Risk Management Committee.

Mr Baines is a Director of Comalco New Zealand Limited, Fletcher Building Limited, Gough, Gough and Hamer Limited, Greenstone Fund Limited, Reserve Bank of New Zealand and Wrightson Limited. Mr Baines has been Chief Executive Officer of CS First Boston New Zealand and before that held a number of senior positions at sharebroking and investment banking firm Jarden & Co. He has degrees in accountancy, economics and public policy.

Mr John C King - Director.

John King, LLB, has been a Telecom Director since September 1990. He is a member of the Human Resources/Compensation Committee.

Mr King is a Consultant with law firm Russell McVeagh, Chairman of the Takeovers Panel and a Member of the Australian Takeovers Panel, a Director of WestpacTrust Investments Limited and the New Zealand Guardian Trust Company Limited. He is also a member of the Boards of the Employers and Manufacturers Association (Northern) Inc and of the Spirit of Adventure Trust, and a member of the Council for the Auckland College of Education.

Roderick H McGeoch - Director.

Roderick McGeoch was appointed to the Board in April 2001 plays a leading role in business, the legal profession and sports administration, as well as providing direction and support to a range of community and welfare organisations. Mr McGeoch was appointed a member of the Human
Resources/Compensation Committee on 10 October 2002.

He is Chairman of the Board of Corrs Chambers Westgarth, one of Australia's largest law firms, Chairman of the Boards of TCNZ Australia Pty Ltd, Australian Growth Properties Limited, Sporting Frontiers Pty. Limited and Sporting Frontiers Limited. He is Deputy Chairman of Australian Pacific Airports Corporation Limited. He is also a Director of Ramsay Health Care Limited and Sky City Entertainment Group Limited. Mr McGeoch led Sydney's bid to host the 2000 Olympic Games as Chief Executive of Sydney Olympics 2000 Bid Limited and served on the Board of the Organising Committee for the Sydney Olympic Games.

Ms Patricia L Reddy - Director.

Patsy Reddy has been a Telecom Director since December 1997. She is Chairperson of the Human Resources/Compensation Committee.

Ms Reddy is an Executive Director of Active Equities Limited, a Non-Executive Director of Sky City Entertainment Group Limited, Chairman of Infinity Group Limited, and a Trustee of the Sky City Community Trust. From 1987 to 1998 Ms Reddy was a Senior Executive at Brierley Investments Limited, before which she was a partner in law firm Rudd Watts & Stone. She has also been a lecturer in the Law Faculty at Victoria University of Wellington.

Mr Michael Tyler - Director.

Michael Tyler joined the Telecom Board in June 1999. He is a member of the Audit and Risk Management Committee.

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

Executive Officers.

None of the Executive Officers have fixed term contracts.

As at 30 October 2002, the Executive Officers of Telecom (except the Chief Executive) were as follows:

Ms Jane Austin - General Manager Corporate Communications.

Jane Austin joined Telecom in 1989 as Communications Manager, Telecom Wellington Limited. She was appointed to her present position in December 1999.

The Corporate Communications Group develops frameworks to sustain and increase the value of Telecom's brand. The group also directly supports the brand through communications with shareholders, staff, media and communities. Her roles in Telecom have spanned communications, service and sales, and, prior to taking up her current role in December 1999, she managed branding strategy in the Services team. This followed a period heading up Business Service and Indirect Channels. Prior to joining Telecom Ms Austin worked in management positions in British Telecom.

Mr David Bedford - Chief Operating Officer, Australia.

David Bedford was appointed Chief Operating Officer, Australia in February 2002. He has leadership responsibility for AAPT, Connect and CellularOne. He has previously been Chief

Operating Officer of AAPT, Group General Manager Network, Group General Manager Enterprises and General Manager Human Resources of Telecom in New Zealand. Prior to joining Telecom, he held a variety of human resources roles at Electricity Corporation of New Zealand, Bechtel Corporation, Weddell Group and Downer and Company Limited. He has a Bachelor of Arts (Political Sciences and History) from Victoria University of Wellington.

Mr Marko Bogoievski - Chief Financial Officer.

Marko Bogoievski joined Telecom in his present position in May 2000. The finance group he manages provides strategic and financial information, analysis and advice to help maximise shareholder value. He is a director of Telecom New Zealand Limited and various other Telecom subsidiaries. Mr Bogoievski is also a director of Sky Network Television Limited.

Prior to joining Telecom, Mr Bogoievski held a number of senior financial, operational and sales roles in New Zealand and the United States with various organisations including Price Waterhouse, Lion Nathan, and Ansett. Mr Bogoievski graduated from Victoria University with a Bachelor of Commerce and Administration. He also has a MBA from the Harvard Graduate School of Business.

Ms Trisha McEwan - General Manager Human Resources.

Trisha McEwan joined Telecom in February 2002 from Sydney-based international recruitment consultants Korn-Ferry International, where she headed up the Management and Leadership Assessment Practice. Prior to that she was Group Human Resources Director for Fletcher Challenge. Ms McEwan's career has spanned the private and public sectors in New Zealand and Australia. Ms McEwan holds a BA from Lancaster University and a post-graduate diploma in Management Administration from Auckland University.

Mr Simon Moutter - Chief Operating Officer, New Zealand.

Simon Moutter was appointed Chief Operating Officer, New Zealand in February 2002. He joined Telecom in September 1999 as General Manager, Network Delivery. Mr Moutter is a director of Telecom New Zealand Limited.

Before joining Telecom Mr Moutter worked for 13 years in various senior management positions in the electricity industry, including CEO of Powerco Ltd, General Manager of New Plymouth Energy and Station Manager at the New Plymouth Power Station. He also ran his own engineering consultancy.

Mr Gary Perkins - Group General Manager TCNZA.

Gary Perkins was appointed Group General Manager TCNZA - the Group's Australian-based specialist subsidiary (IT and telecommunications solutions business - at the beginning of July 2002). Prior to joining Telecom, Mr Perkins was Operations Partner for PricewaterhouseCoopers' outsourcing businesses. He is a former Head of Business Transformation with IBM, where he was responsible for Pan-Asian business lines in Tokyo, Hong Kong, Singapore, Sydney and Melbourne. He has also held senior roles with Anderson Consulting and Wang.

Mr Mark Ratcliffe - Chief Information Officer.

Mark Ratcliffe has worked in a variety of senior roles in his 13 year career at Telecom. He moved from his role as General Manager Voice and Data to become Chief Information Officer in November 2000 - a role that sees him responsible for Telecom's corporate information technology systems, including the outsourcing partnership with EDS. He also has executive responsibility for Xtra, Telecom Directories and Telecom's product and content sourcing group.

Prior to coming to Telecom, Mr Ratcliffe worked in senior accounting, IT, project management and consulting roles in England and New Zealand. Mr Ratcliffe has a BA (accountancy and commerce) from Huddersfield, England.

Mr Mark Verbiest - Group General Counsel.

Mark Verbiest joined Telecom in his present position in November 2000. Mr Verbiest is responsible for overseeing the provision of the Legal Services Group, Regulatory Strategy and Government Relations, the Company Secretariat, Risk Services Group and compliance. Mr Verbiest is a director of Telecom New Zealand Limited, TCNZ Australia Pty Limited plus various other Telecom subsidiaries. He is also one of Telecom's representative directors on Southern Cross Cables Limited.

Prior to joining Telecom, Mr Verbiest was a partner in a major New Zealand law firm for 15 years specialising in securities law, mergers and acquisitions and general commercial and corporate law.

Compensation.

The aggregate amount of compensation payable by Telecom in respect of the Directors and Executive Officers as a group during fiscal 2002 was NZ$8,355,743. NZ$45,245 was set-aside during fiscal 2002 to provide pension, retirement and similar benefits for the Directors and Executive Officers.

During the year to 30 June 2002, the total remuneration/1/ and value of other benefits/2/ disclosed in the Annual Report to shareholders and received by the Directors of the Company was as follows:

                              Total remuneration
Name                                         NZ$
--------------------          ------------------
Roderick Deane                           382,000
Theresa Gattung/3/                     1,819,561
John King                                100,000
Patsy Reddy/5/                           110,000
Paul Baines/5/                           110,000
Michael Tyler                            100,000
Rod McGeoch/6/                           100,000
Peter Shirtcliffe/4/                     508,013

/1/ Please note that the figures shown are gross amounts and exclude GST where applicable.

/2/ Directors also receive telephone concessions which can include free telephone line rental, mobile phone, national and international phone calls and online services.

/3/ Ms Gattung does not receive Directors' fees. The Chief Executive's total remuneration includes a significant performance based component which is comprised largely of share options valued using the international standard Black Scholes methodology. For the year to 30 June 2002 the total remuneration of NZ$1,819,561 included share options allocated during the year with a value of NZ$473,152.

/4/ Mr Shirtcliffe retired as at 11 October 2001 and his total remuneration includes a one off retirement allowance.

/5/ Ms Reddy and Mr Baines each receive NZ$10,000 per annum as a Chair Allowance for their roles as Chair of the Human Resources/Compensation Committee and Audit and Risk Management Committee respectively.

/6/ Mr McGeoch was also paid directors fees of A$40,000 in the year ended 30 June 2002 in respect of his position as Chairman of TCNZ Australia Pty Limited.

Bonus Plans.

A portion of the compensation paid was by way of a bonus arrangement known as the EVA ("Economic Value Added") bonus plan. The bonus plan has been structured to provide cash bonuses based on the improvement in the EVA of the company. EVA improvement is measured for the TCNZ Group and appropriate business groups.

The bonus plan adjusts a managers target bonus by a multiplier that compares actual and target EVA performance. The general principle is that the bonus multiple is set at 1.0 for target performance and variations in actual performance, either above or below the target performance, results in a multiple of more or less than 1.0.

Options.

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

In addition, the Company has implemented the Telecom Restricted Share Scheme for selected senior employees. The Group lends an employee the amount needed to acquire shares under the scheme (allocated for their market value), and the shares are held on the employee's behalf by a nominee. After a prescribed period, a participant applies his or her entitlement to a cash bonus from the Group to the repayment of the loan, and the shares are transferred to the participant. These arrangements may be modified if specified events occur (including cessation of employment). Loans totalling NZ$257,830 have been made to the Executive Officers as a group under this plan. Due to the Sarbanes-Oxley Act of 2002 prohibiting the provision of loans to Executive Officers, the Executive Officers did not participate in the plan the financial year ended 30 June 2002.

As at 15 October 2002 details relating to the holdings of Options in the Company by Directors and Executive Officers were as set out in the table following:

---------------------------------------------------------------------------
                                 Exercise Price
                     Number of       Range
Name                  Options         NZ$             Expiry Date Range
------------------   ---------   --------------   -------------------------
Directors
Roderick Deane         978,958        7.85-9.17   18 Dec 2004 - 11 Feb 2005
Theresa Gattung      1,889,319        4.70-8.54   1 June 2003 - 1 Sept 2008
Executive Officers
Jane Austin            158,006      4.70 - 6.77   01 Sep 2006 -  1 Sep 2008
David Bedford        1,156,496       Nil - 8.54   18 Aug 2002 - 28 Sep 2007
Marko Bogoievski       946,805      4.70 - 6.77   01 Sep 2006 - 28 Sep 2007
Trisha McEwan          175,911      4.94 - 5.27    1 Mar 2008 -  1 Sep 2008
Simon Moutter          692,010      4.70 - 8.54   13 Sep 2005 -  1 Sep 2008
Gary Perkins           144,659       Nil - 4.94    1 Dec 2005 - 1 Sept 2008
Mark Ratcliffe         519,977      4.70 - 8.54   01 Jun 2004 -  1 Sep 2008
Mark Verbiest          281,003      4.70 - 5.78   15 Nov 2006 - 28 Sep 2007
---------------------------------------------------------------------------

Share Ownership.

As at 30 October 2002 Directors and Officers as a group beneficially owned Shares in the Company representing approximately 0.02% of the Shares outstanding. This includes 86,880 shares in respect of which Mr King disclaims beneficial ownership. As at the same date each of the Executive Officers beneficially owned less than one percent of the Shares and Directors beneficially owned Shares in the company as follows:

-------------------------------------
                   No. of shares
Name               Beneficially owned
----------         ------------------
R Deane                   50,000
P Baines                  25,000
J King/1/                141,880
P Reddy                   19,612
T Gattung                      0
M Tyler/2/                30,000
R McGeoch                 10,000
-------------------------------------

/1/ Mr King disclaims beneficial ownership of all but 60,000 of the Shares. /2/ Held in the form of 3750 American Depository Shares.

Employees.

The table below sets out a breakdown of the number of employees at the dates indicated:

---------------------------------------------------------------------
                                          Years Ended 30 June
                                  -----------------------------------
                                   2002           2001           2000
---------------------------------------------------------------------

Sales & Service                      --          2,444          2,589
Mobile (NZ Business - wireless)     443            459            477
Network                              --          1,363          1,682
NZ Business - strategy/1/             8             --             --
NZ Business - finance/1/             76             --             --
NZ Business - wireline/1/         3,421             --             --
International/2/                    205             --             --
Directories                         500            485            453
Internet Services                   159            172            150
Corporate                           252            284            300
Other                                20             35             66
                                  -----------------------------------
Total New Zealand                 5,084          5,242          5,717
                                  1,675

AAPT                                             1,965          1,507
TSA/3/                               21             --             --
TNZIA/4/                             10             --             --

TCNZA/5/                            132             90             --
                                  -----------------------------------
Total Australia                   1,840          2,055          1,507
                                  -----------------------------------
Total Group                       6,924          7,297          7,224
---------------------------------------------------------------------

/1/ In February 2002 Telecom restructured to combine Sales & Service and Network under a Chief Operating Officer for the NZ Business.
/2/  Previously included in Network.
/3/ TSA is a separate company to provide employment to certain individuals in Australia who are managed from New Zealand.
/4/ Telecom New Zealand International Australia Limited is a separate company whose employees were previously shown as part of AAPT.
/5/  TCNZA commenced commercial operations during the year ended 30 June 2001.

Most of Telecom's approximately 5,000 permanent employees in New Zealand are employed on individual employment agreements with no fixed term. Part-time and temporary employees and casual contractors are also used.

The New Zealand Engineering, Printing and Manufacturing Union has sought a collective employment agreement with Telecom to cover all Telecom staff who do not have hiring and firing ability. The Company believes that the relationship between management and the union is generally good.

AAPT employees are also mainly employed on individual employment contracts. Awards of independent State and Federal employment Commissions are relevant to some of these contracts. Awards specify minimum wages and conditions of employment. They have no fixed term and are varied from time to time.

           Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders.

As at 30 October 2002, there were 1,878,807,213 Ordinary Shares outstanding. At the same date there were 600 record holders in the United States holding 8.1% of the Ordinary Shares.

According to information publicly available to the Company via notices under the Securities Amendment Act 1988 ("Notices") the beneficial owners of 5% or more of the Ordinary Shares, as at 30 October 2002, were as follows:

--------------------------------------------------------------------------------
Owner                                               Number Owned   % of Class/2/
                                                    ------------   -------------
Brandes Investment Partners, LP/1/                   177,360,351        9.44
Franklin Resources Inc                               147,447,682        7.85
Capital Group Companies Inc                          113,672,721        6.05

/1/ According to the Notice the shares are acquired by Brandes for individual client accounts and the shares are beneficially owned by the clients but Brandes has the authority to buy and sell the Shares and to vote them.
/2/ Holdings recalculated from the Notices as a percentage of shares outstanding at 30 October 2002.

On 26 September 2002 Verizon filed a substantial security holder notice advising that it had reduced its shareholding in the Company from 21.5% to 1%.

Brandes Investment Partners, L.P. acquired a 5.23% shareholding in the Company in January 2000 and has gradually increased its holding over time to the current level. Franklin Resources Inc. acquired a 5.0% shareholding in the Company in April 2000 and has gradually increased its holding over time to the current level. The Capital Group Companies, Inc. acquired a 5.44% shareholding in the Company in November 1999 and in October 2000 its shareholding dropped below 5.0%. On 30 September 2002 The Capital Group Companies filed a substantial security holder notice to advise that its shareholding in the Company had increased to 6.05%.

Franklin Resources filed a substantial security holder notice on 25 October 2002 advising that it had reducing it shareholding in the Company from 9.24% to 7.85%.

Major shareholders have the same voting rights as other shareholders.

Related Party Transactions.

Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom's directors are also non-executive directors of other companies, some of which include banking institutions that are involved in the provision of banking facilities to Telecom. At 30 June 2002 banking institutions with cross-directorships were the Australia and New Zealand Banking Group Limited, ANZ Banking Group, WestpacTrust Investments Limited and the Commonwealth Bank of Australia. Banking and financing transactions undertaken with these entities have been entered into on an arms-length commercial basis.

In May 2001, Telecom sold its Mobile Radio business (including Fleetlink and trunked mobile radio) to TeamTalk Limited. At the time of sale, Active Equities Limited, of which Patsy Reddy (a Telecom director) is a shareholder and director, held approximately 62% of TeamTalk. Telecom acquired 19.9% of TeamTalk subsequent to the sale of the Mobile Radio business.

Tyler and Company of which Michael Tyler (a Telecom Director) is a senior partner, and Managing Director, provides advisory and consultancy services to Telecom from time to time. During the year Telecom paid $865,000 to Tyler and Company for such services. During the year to 30 June 2001, Telecom paid $1,192,000 to Tyler and Company for such services.

                         Item 8. Financial Information.

Consolidated Financial Statements.

See Item 18.

Legal Proceedings.

In June 1999, first representative plaintiff Jeffrey Willis Simpson and other representative and individual plaintiffs issued proceedings against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts relating primarily to various forms of occupational overuse injury. The claim is not fully quantified.

In April 2000, CallPlus Limited, Attica Communications Limited and Free Internet Access Limited issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. The plaintiffs seek injunctive relief and damages.

On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs.

Since late 1998, AAPT had lodged a series of disputes with the Australian Competition and Consumer Commission regarding the access and other charges of telecommunications providers, including Telstra Corporation and Cable & Wireless Optus Limited. AAPT has settled these disputes. These settlements did not have a significant effect on Telecom's financial position or profitability.

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

Dividend Policy.

Telecom's dividend policy is to target a dividend pay-out ratio of around 50% of net earnings. This policy is dependent on earnings, cash flow, and other investment opportunities that might arise in the future.

As a matter of practice, Telecom looks to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for the full year.

Telecom's policy is to distribute net earnings through quarterly dividends, thereby reducing the time taken to distribute cash to shareholders. Details of these payments are releases in conjunction with quarterly and annual announcements.

Telecom intends to continue paying fully-imputed dividends subject to the availability of imputation credits. Dependent on the level of imputation credits attached to dividends, the Company will pay supplementary dividends to non-resident portfolio shareholders.

Supplementary dividends offset the effect of non-resident withholding tax. Telecom receives from the Inland Revenue Department a tax credit equivalent to supplementary dividends and there is, accordingly, no disadvantage to New Zealand resident shareholders. Some non-resident shareholders whose dividend income is taxable can claim a tax credit for the non-resident withholding tax which has been deducted.

                                Item 9. Listing.

The following tables set forth, for the periods indicated, the highest and lowest closing sale prices for the Ordinary Shares as derived from the Daily Official List of the New Zealand Stock Exchange, and the highest and lowest sale prices of the ADSs quoted on the New York Stock Exchange:

(a) Annual High and Low market prices for the last five financial years:

--------------------------------------------------------------------------------
Period                                             $NZ per share    $US per ADS
                                                   -------------   -------------
                                                    High    Low     High    Low
                                                   -----   ----    -----   -----
1 April 1998 - 31 March 1999                       10.00   7.20    42.50   28.75
1 April 1999 - 30 June 1999                         9.60   7.80    41.88   33.50
1 July 1999 - 30 June 2000                          9.81   7.23    38.94   27.19
1 July 2000 - 30 June 2001                          7.85   4.50    28.69   15.88
1 July 2001 - 30 June 2002                          5.58   4.21    20.68   13.65
--------------------------------------------------------------------------------

Quarterly high and low market prices for the last two financial years:

--------------------------------------------------------------------------------
Period                                             $NZ per share    $US per ADS
                                                   -------------   -------------
                                                    High    Low     High    Low
                                                    ----   ----    -----   -----
1 July 2000 - 30 September 2000                     7.85   5.81    28.69   19.25
1 October 2000 - 31 December 2000                   6.14   4.58    19.69   15.88
1 January 2001 - 31 March 2001                      6.36   4.50    21.10   16.31
1 April 2001 - 30 June 2001                         6.58   5.36    21.95   17.64
1 July 2001 - 30 September 2001                     5.52   4.35    18.35   13.90
1 October 2001 - 31 December 2001                   5.15   4.21    17.30   13.65
1 January 2002 - 31 March 2002                      5.58   4.75    18.53   16.53
1 April 2002 - 30 June 2002                         5.31   4.78    20.68   17.04
--------------------------------------------------------------------------------

Monthly high and low market prices for the last six months:

--------------------------------------------------------------------------------
Period                                             $NZ per share    $US per ADS
                                                   -------------   -------------
                                                    High    Low     High    Low
                                                    ----   ----    -----   -----
1 May 2002 - 31 May 2002                            5.17   4.78    19.46   17.08
1 June 2002 - 30 June 2002                          5.31   4.93    20.68   19.33
1 July 2002 - 31 July 2002                          5.23   4.63    20.30   17.47
1 August 2002 - 31 August 2002                      5.06   4.71    19.05   17.31
1 September 2002 - 30 September 2002                5.10   4.75    19.00   17.51
1 October 2002 - 31 October 2002                    5.21   4.89    20.40   18.73
--------------------------------------------------------------------------------

Markets

Telecom has a dual listing of its Shares on the New Zealand Stock Exchange and on the Australian Stock Exchange. During the year Telecom converted its listing on the Australian Stock Exchange from a "foreign exempt listing" to a full listing. Telecom is now required to comply with the full listing rules of both the New Zealand and Australian Stock Exchanges. American Depositary Shares ("ADSs"), each representing 8 Shares evidenced by American Depositary Receipts ("ADRs"), have been issued by Citibank, N.A. as Depositary, and are listed on the New York Stock Exchange. Citibank, N.A. accepted appointment as depositary on 4 February 2000 and replaced the original depositary, The Bank of New York.

                        Item 10. Additional Information.

Memorandum and Articles of Association/Constitution.

Objects.

Telecom is registered with the New Zealand Companies Office under the registration number WN 328287. Telecom's Constitution does not restrict Telecom's capacity, rights, powers or privileges nor does it contain objects or purposes.

Directors.

Interested directors' voting powers.

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

(d) is the parent, child or spouse of another party to, or a person who will or may derive a material financial benefit from, the transaction; or

(e) is otherwise directly or indirectly materially interested in the transaction.

Any failure by a director to disclose his or her interests in a transaction does not affect the validity of a transaction entered into by Telecom or the director (although the avoidance rules in the Companies Act 1993 would apply).

Remuneration.

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

(c) subject to any applicable restrictions in the New Zealand Stock Exchange Listing Rules, any remuneration for work not in the capacity of a director and special payments to directors undertaking additional work not expected of the other directors (normal board procedures apply in these situations that is, an interested director cannot vote as described above), provided the Board is satisfied that such remuneration is fair to Telecom.

The Constitution allows Telecom to also make a payment to a director or former director, or his or her dependants, by way of a lump sum or pension, upon or in connection with the retirement or cessation of office of that director, only if:

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

If the remuneration is authorised as a payment to all directors taken together the remuneration must be divided in such proportions and in such manner as the Board may determine. If there is no determination the remuneration must be divided equally.

The notice of meeting at which shareholders are to consider directors' remuneration must include the maximum amount that my be paid to the directors as a whole and a voting exclusion statement (as defined in the Listing Rules of the Australian Stock Exchange).

If a non-executive director is paid, he or she must be paid a fixed sum.

In no instance will remuneration paid by Telecom to a director (whether that director is an executive or non-executive director), or remuneration paid by Telecom to a managing director in his or her capacity as an executive, include a commission on, or percentage of, operating revenue.

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

Borrowing.

The Directors have all the powers necessary for managing Telecom's business and affairs, including the power to borrow. There are no restrictions in the Constitution specifically limiting the power to borrow. However there is a requirement for shareholder approval of all major transactions and material transactions with related parties.

Retirement under the age limit.

A director who attains the age of 70 years is required by the Constitution to retire from office as a director at the first annual meeting of shareholders which occurs after his or her attainment of that age.

The provisions in the Constitution detailing retirement requirements under the age of 70 are set out below under "Voting Rights".

Number of shares required to be a Director.

There is no requirement in the Constitution for directors to hold Telecom shares. However, as part of the Board's Governance Guidelines, Telecom has an internal policy that non-executive directors or interests associated with such directors should hold a minimum of 10,000 ordinary Telecom shares (or ADRs). Currently, all non executive directors comply with this policy.

Shares.

Dividend Rights.

The Board may authorise a dividend provided statutory requirements are met. Current statutory obligations require that:

(a) the Board is satisfied on reasonable grounds that Telecom is able to satisfy the solvency test contained in the Companies Act immediately after the dividend is paid, and that those directors who vote in favour of the dividend certify that Telecom will satisfy the solvency test (including the grounds for that opinion); and

(b)  the Board must not authorise a dividend:

     (i)  in respect of some but not all shares in a class; or

     (ii) that is of a greater value per share in respect of some shares in a class than it is in respect of other shares of that class, unless the shares have not been fully paid for, then dividends can be paid in proportion to the amount paid up on each share.

These obligations are also explicitly included in the Constitution.

If a dividend is authorised by the Board, all registered shareholders have the right to an equal share in that dividend (subject to the terms of issue of the shares held).

The Board also has the right to deduct from the dividend any amounts owed by the shareholder to Telecom whether in respect of a call or otherwise. The Board must deduct from any dividend any amount required by law to be deducted.

In addition, the Board can authorise and pay a supplementary dividend to be paid to non-resident shareholders who qualify for such a dividend in terms of the Income Tax Act 1994 (New Zealand). Supplementary dividends should be authorised and paid at the same time as ordinary dividends. The amount of the supplementary dividend will be determined in accordance with the applicable provisions of the Income Tax Act 1994.

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

Voting Rights.

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

Voting Rights on Director Appointments. A director must not hold office without re-election past the third annual meeting following the director's appointment, or three years, whichever is longer. Every year, at the annual meeting, one third of the directors (or if one third of the directors is not a whole number, then the number nearest one third) must retire from office. One managing director appointed by the Board is exempted from the requirement to retire but he or she and all directors, other than those appointed by the Board to fill a casual vacancy and who must retire at the annual meeting (but are eligible for re-election), must be included in the number of directors upon which the one third calculation is based.

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

A resolution to appoint or elect a director (including a resolution to re-elect any director who is appointed to fill a casual vacancy or who is retiring) must not be put to holders of securities unless:

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

(c)  certain share issues, including issues of shares to related parties;

(d) issues of securities to directors under Telecom's employee incentive schemes;

(e)  certain issues of options and certain changes to option terms;

(f)  cancellation of forfeited shares;

(g) certain asset acquisitions or dispositions which would change the essential nature of the business of Telecom or the gross value of which would exceed the lesser of 50% of average market capitalisation or gross value of Telecom's assets;

(h) acquisition of a substantial asset (being an asset whose value is 5% or more of the equity interests of Telecom) from, or disposal of a substantial asset to, a related party, a subsidiary, a substantial shareholder holding at least 10% of the total votes attached to voting securities, an associate of any of those persons or a person whose relationship to the entity or any of those person is such that, in ASX's opinion, the transaction should be approved by security holders;

(i) where the total value of termination benefits that are payable or may become payable to all officers of Telecom together exceeds 5% of equity interests in Telecom; and

(j) significant changes to the nature and scale of Telecom's activities, including the disposal of Telecom's main undertaking

Limitations on voting. Under the New Zealand Stock Exchange Listing Rules, a shareholder, and any associate of that shareholder (determined in accordance with those Listing Rules), are prohibited from voting in favour of resolutions where:

(a) the shareholder is a director and the resolution is to authorise remuneration to be paid to the director in his or her capacity as a director;

(b) the shareholder is a director or former director and the resolution is to authorise a payment to the director or former director, or his or her dependants, by way of a lump sum or pension, upon or in connection with the retirement or cessation of office of that director;

(c) the resolution is to authorise an issue of securities to the shareholder, other than where such securities are to be offered on the same basis to all security holders of the same class as the securities held by that shareholder;

(d) the shareholder is a director and the resolution is to authorise an issue of securities other than on the same basis to all security holders of the same class as the securities held by the shareholder, where the resolution does not specify the persons to whom it is proposed to issue the securities;

(e) the resolution is to approve a non pro rata rights issue of equity securities which is not renouncable and the shareholder is a director or other associated person of Telecom;

(f) the resolution is to ratify an issue of securities and the shareholder is a person who has been issued, or has acquired, the securities;

(g) the resolution is to authorise the shareholder (as a director or associated person of the director) to participate in an employee share scheme;

(h) the resolution is to authorise an issue, acquisition or redemption of securities where there is a significant likelihood that it will result in any person or group of associated persons materially increasing their ability to exercise, or direct the exercise of effective control of Telecom, the shareholder is a person whose effective control would be materially increased and the shareholder is entitled to exercise or direct the exercise of, 1% or more the total voting rights in Telecom;

(i) the resolution is to authorise the cancellation, reduction or deferral of an obligation to pay any amount which is unpaid on any equity securities which does not benefit all equity security holders on the same basis, and the shareholder will benefit from a reduction, deferral or cancellation; or

(j) the transaction is a material transaction with a related party in terms of the New Zealand Stock Exchange Listing Rules and the shareholder is a party or beneficiary to the relevant transactions.

Disqualified persons can act as proxies for non-disqualified persons in the following circumstances:

(a) the disqualified person casts a vote as a proxy in accordance with the directions on the proxy form; or(b) where the disqualified person is chairing the meeting, the disqualified person casts a vote as a proxy in accordance with the direction on the proxy form to vote as the proxy decides.

Under the Australian Stock Exchange's Listing Rules, a shareholder's vote on a resolution required to be put to shareholders pursuant to the Australian Stock Exchange's Listing Rules is to be disregarded if, in the Australian Stock Exchange's opinion, the shareholder's votes should be disregarded or, in respect of any resolutions referred to in those Listing Rules where:

(a) the resolution is to approve the issue of an option which confers the right to participate in a new issue without exercising the option, and the shareholder may participate in the issue;

(b) the resolution is to approve the issue of an option which confers a right to a change in its exercise price or a change to the number of underlying securities over which it can be exercised, and the shareholder may participate in the issue;

(c) the resolution is to approve the cancellation of an option for consideration, and the shareholder holds an option that is the subject of the approval;

(d) the resolution is to approve the issue of equity securities exceeding 15% in number of Telecom's shares (adjusted in accordance with Australian Stock Exchange Listing Rule 7.1 ("the 15% rule")) and the shareholder may participate in the proposed issue or obtain a benefit, except a benefit solely in the capacity of a holder of ordinary shares, if the resolution is passed;

(e) the shareholder is a director, the resolution is to approve the issue of securities under an employee share incentive scheme as an exception to the 15% rule, and the shareholder is eligible to participate in any employee share incentive scheme in relation to Telecom;

(f) the resolution is to approve subsequently an issue of securities so it is excluded from the calculations for the purpose of the 15% rule, and the shareholder participated in the issue;

(g) the resolution is to approve the cancellation of forfeited shares, or to approve the release or waiver of liability for an amount called but unpaid in respect of forfeited shares which have been cancelled, and it is the shareholder's shares which are to be cancelled, or their liability released or waived;

(h) the resolution is to approve the acquisition of a substantial asset from, or the disposition of a substantial asset to, a related party, subsidiary, certain substantial shareholders, an associate of any of these persons, or a person whose relationship to Telecom or any of these persons is such that, in the Australian Stock Exchange's opinion, the transaction should be approved by Telecom shareholders, and the shareholder is a party to the transaction;

(i) the resolution is to approve the issue of an option as consideration for an acquisition or disposition of a substantial asset (in the circumstances described above), and the shareholder is a party to the transaction;

(j) Telecom has been required by the Australian Stock Exchange to take corrective action in respect of a transaction involving the acquisition or disposition of a substantial asset (in the circumstances described above), the resolution is to approve the transaction, and the shareholder is a party to the transaction;

(k) the resolution is to approve the issue of equity securities to a related party of Telecom, or to a person whose relationship with Telecom or a related party is, in the Australian Stock Exchange's opinion, such that approval should be obtained, and the shareholder will receive securities under the issue;

(l) the resolution is to approve the acquisition of securities under an employee incentive scheme by a director, an associate of a director, or a person whose relationship with a director or an associate of a director is such that, in the Australian Stock Exchange's opinion, approval should be obtained, and the shareholder is a director who is eligible to participate in any employee share incentive scheme in relation to Telecom, or is the person whose relationship the Australian Stock Exchange considers requires the approval;

(m) the resolution is to approve an increase in the total amount of directors' fees payable by Telecom or any of its subsidiaries or other "child entities" (as defined in the Australian Stock Exchange's Listing Rules), and the shareholder is a director;

(n) the resolution is to approve termination benefits for officers of Telecom or any of its subsidiaries or other "child entities" where the total value of the benefits that are or may become payable to all officers exceeds 5% of Telecom's equity interests as set out in the latest accounts, and the shareholder is entitled to participate in a termination benefit;

(o) the resolution is to approve a significant change to the nature or scale of Telecom's activities, and the shareholder is a person who might obtain a benefit from that change (except a benefit solely in the capacity of a holder of ordinary securities) if the resolution is passed;

(p) the resolution is to approve the disposal of Telecom's main undertaking, and the shareholder is a person who might obtain a benefit from that change (except a benefit solely in the capacity of a holder of ordinary securities) if the resolution is passed; and

(q) the resolution is to approve the disposal of a major asset of Telecom, where Telecom is aware at the time of the disposal that the person acquiring the asset intends to issue or offer securities with a view to becoming listed, without the asset first being offered pro rata to Telecom shareholders, and the shareholder is a party to the transaction to acquire the asset.

Disqualified persons can act as proxies for non-qualified persons in the following circumstances:

(a) the disqualified person casts a vote as proxy in accordance with the directions on the proxy form; or

(b) where the disqualified person is chairing the meeting, the disqualified person casts a vote as proxy in accordance with a direction on the proxy form to vote as the proxy decides.

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

See "Limitation on Shareholdings" below for more information in relation to affected shares and "Alteration of Rights" below for information in relation to other circumstances in which a holder of shares may be disenfranchised

ADRs Voting Rights. Upon receipt of a notice of any meeting of Shareholders, the Depositary will, as soon as practicable fix a record date to determine the ADR holders entitled to give instructions for the exercise of voting rights at that meeting. The Depositary is required to mail to ADR holders a notice of meeting provided Telecom shall have requested the Depositary to do so in writing in a timely manner.

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

See "Limitations on Shareholdings" below in relation to the circumstances where ADR holders could be disenfranchised. Also see "Alteration of Rights" below in relation to other circumstances in which a holder may be disenfranchised.

Share in Telecom's profits.

The Constitution does not provide shareholders with any additional rights to share in Telecom's profits other than the right to dividends as described above (see "Dividend Rights") and the right to share in the distribution of Telecom's surplus assets as described below (see "Share in surplus on liquidation").

Share in surplus on liquidation.

In a distribution of capital in a liquidation, the Constitution gives all shareholders the right to an equal share in the distribution of the Telecom's surplus assets. The Kiwi Shareholder has the right to have its share capital repaid before any other shareholder. The Kiwi Shareholder has no other rights to participate in the distribution of the Telecom's capital or profits.

Telecom may redeem equity securities.

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

If Telecom redeems equity securities, it must do so for a consideration that is specified, or calculated by reference to a formula, or required to be fixed by a suitably qualified person who is not associated with or interested in Telecom in accordance with the Companies Act 1993

Telecom may exercise an option to redeem equity securities issued by Telecom in relation to one or more holders of equity securities. In order to redeem securities, Telecom must satisfy the solvency test after the redemption in accordance with the Companies Act 1993. The Board must have resolved and certified that the redemption of the shares is of benefit to the remaining shareholders, and that the consideration for the redemption is fair and reasonable to the remaining shareholders. The Board must certify the grounds for its conclusion.

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

Sinking fund provisions.
Not applicable.

Further Capital Calls.

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

The Constitution does not impose a liability on shareholders for any further capital calls by Telecom. In particular, no money is payable for calls or otherwise on ordinary shares which were fully paid at the time the Constitution was adopted or on the Kiwi Share.

Discrimination due to holding a substantial number of shares.

The Constitution does not specifically discriminate against shareholders with substantial numbers of shares although there are restrictions on acquiring shares as set out in "Limitations on Shareholdings" and "Mergers and Acquisitions" below, and disclosure obligations set out in "Disclosure of Shareholder Ownership" below.

Alteration of Rights.

Under the Constitution, Telecom cannot take any action that affects the rights attached to equity securities unless that action has been approved by a special resolution of each interest group.

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

Telecom does not need shareholder approval in respect of actions which affect the rights attached to equity securities which are not shares of Telecom if those equity securities were issued:

(a)  before 30 April 1995; or

(b) on terms which expressly permitted the action in question to be taken without the prior approval of holders of those equity securities and those terms were clearly disclosed in the offering document (if any) pursuant to which those equity securities were offered.

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

The Australian Stock Exchange Listing Rules state that Telecom must not remove or change a shareholder's right to vote (or receive a dividend) except where:

(a)  calls due and payable have not been paid;

(b) in the case of voting rights, the instrument appointing a proxy in respect of those shares has not been deposited in accordance with Telecom's Constitution;

(c) in the case of voting rights, the person became the holder of those shares after the time determined under the Corporations Regulations (Australia) as the "specified time" for deciding who held shares for the purpose of the meeting;

(d) the right is removed of changed under Australian legislation, or under a provision of Telecom's Constitution which has been included to comply with Australian legislation;

(e) the right is moved or changed under a provision of Telecom's Constitution that is permitted by the Listing Rules or has been approved by the Australian Stock Exchange; or

(f)  the right is removed or changed under a court order.

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

Calling Shareholder Meetings.

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

The Constitution requires that written notice of the time and place of a meeting of shareholders be sent to every shareholder entitled to receive notice of the meeting (and every director and auditor of Telecom) not less than 10 working days before the meeting. Notice can be delivered, posted, faxed or sent electronically. If the shareholder is an overseas company, the Constitution provides that the notice can be delivered or sent to a director who is resident in New Zealand, a New Zealand resident authorised to accept delivery or an employee at the shareholder's principal place of business in New Zealand.

If a shareholder does not live in New Zealand and has not given Telecom a New Zealand address to send notices to, notices will be posted, to the holder at an overseas address (if known). If a notice is sent by post to an overseas address, it is deemed to have been received 24 hours after being posted.

If a shareholder has no registered address, that shareholder is not entitled to receive notice of the meeting.

Notice may be given to joint shareholders by giving the notice to the joint holder first named in the register in respect of the share.

The Constitution provides that equity security holders of all classes are entitled to attend meetings of shareholders and to receive copies of all notices, reports and financial statements issued generally to holders of securities carrying votes. For this purpose, Telecom can treat the Share Register as evidence of those entitled to vote, and receive notice of, a shareholder meeting.

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

(b)  states the text of any special resolution to be submitted to the meeting;
     and

(c) contains or be accompanied by sufficient explanation to enable a reasonable person to understand the effect of the resolutions proposed in the notice of meeting without needing to refer to the Constitution itself.

A proxy form must be included with every notice of meeting of shareholders or quoted equity security holders.

While the Constitution sets out the requirements of the notice in detail, any irregularity can be waived if all the shareholders entitled to attend and vote at the meeting attend the meeting without protest as to the irregularity or if all such shareholders agree to irregularity. In addition, if Telecom accidentally omits to give notice of a meeting to any person entitled to that notice, the meeting is still valid.

A meeting of shareholders may be held either by the physical meeting of shareholders constituting a quorum, or by means of an audio (or audio and visual) communication by which all shareholders can simultaneously hear each other throughout the meeting.

The quorum for a meeting of shareholders is two or more shareholders having the right to vote at the meeting, and no business can be transacted unless a quorum is present. If no quorum is present within 30 minutes of the time appointed for the meeting, the meeting will be adjourned to the same day in the following week at the same time and place, or to such other day, time, and place as the directors may appoint. If at the adjourned meeting a quorum is not present within 30 minutes after the time appointed for the meeting, the shareholders present will constitute a quorum.

If a quorum is not present within 30 minutes after the time appointed for the meeting convened on the written request of shareholders holding shares together carrying at least 5 percent of the voting rights entitled to be exercised, the meeting will be dissolved automatically.

The Constitution provides that the chairperson of the Board, if present, will chair the meeting.

If no chairperson of the Board has been elected or he or she is not present within 15 minutes of the time appointed for the commencement of the meeting or is unwilling to act, the deputy chairperson (if any) of the Board, shall be the chairperson, or failing him or her, the directors present may elect one of their number to be chairperson of the meeting.

If at any meeting of shareholders, no director is willing to act as chairperson or if no director is present within 15 minutes of the time appointed for the commencement of the meeting, the shareholders present may elect one of their number to be chairperson of the meeting.

Notice of Meeting for ADRs.

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

Limitations on Shareholdings.

The Constitution provides that:

(a) no person may have a relevant interest in 10% or more of Telecom's voting shares without the prior written approvals of the Board and the holder of the Kiwi Share; and

(b) no person who is not a New Zealand national (as defined in the Constitution) may have a relevant interest in more than 49.9% of Telecom's voting shares without, and except in accordance with the prior written approval of the holder of the Kiwi Share.

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

If the Board (or the holder of the Kiwi Share after consultation with the Board) determines that there are reasonable grounds for believing that a person has a relevant interest in voting shares in excess of the above limitations, the Board (or the holder of the Kiwi Share if the Board fails to act in a manner that remedies the basis of the determination) may, after following certain procedures, prohibit the exercise of voting rights (in which case voting rights vest in the chairperson) and may force the sale of Shares. The Board may also decline to register a transfer of Shares (other than a CHESS transfer) if it reasonably believes that the transfer would breach the above restrictions. Bell Atlantic and the Depositary have each received consents from the New Zealand Minister of Finance (as the holder of the Kiwi Share) and from the Board to acquire and hold the relevant interests in the Shares they hold. Each holder of ADRs is also subject to the provisions of the Constitution restricting ownership of Shares. The Board and/or the holder of the Kiwi Share may enforce these provisions of the Constitution against the Depositary or the Custodian as holders of Shares.

The Constitution also requires a shareholder resolution before Telecom can issue, acquire, or redeem securities where:

(a) there is a significant likelihood that the issue, acquisition, or redemption will result in any person or group of associated persons materially increasing their ability to exercise or direct the exercise of effective control of Telecom; and

(b) that person or group of associated persons is entitled before the issue, acquisition, or redemption to exercise or direct the exercise of, not less than 1% of the total votes attaching to Telecom's securities.

Overseas persons who acquire shares in Telecom must also comply with the Overseas Investment Regulations. The High Court can order the disposal of Shares acquired in contravention of the Overseas Investment Regulations 1995 (New Zealand). The Overseas Investment Regulations require that an overseas person obtains consent from the Overseas Investment Commission before the overseas person enters into certain acquisitions of shares or interests in shares. The acquisitions for which consent is required are acquisitions which result in the overseas person:

     (i) acquiring a beneficial entitlement to or interest in 25% or more of the outstanding shares or interests, or the right to exercise or control the exercise of 25% or more of the votes entitled to be cast at a Telecom meeting; or,

     (ii) increasing its entitlements, interests or rights beyond 25%; or

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

Under the U.S. Williams Act, persons who beneficially own more than 5% of a class of equity security registered under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), must provide certain information to the issuer, the U.S. Securities Exchange Commission (the "SEC") and the U.S. exchange on which the security is traded, within 10 days after such person acquires the securities that trigger that filing requirement. Under the Williams Act, it is unlawful for any person to make a tender offer for a security registered under the Exchange Act if success in that offer would result in beneficial ownership of more than 5% of the class, unless certain filings are made with the SEC.

Consequences of "Limitations on Shareholdings" for ADR holders.

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

Mergers and Acquisitions.

The Takeovers Code ("Code") limits the holding or control of Shares. The "fundamental rule" of the Code prohibits a person from becoming the holder or controller of an increased percentage of voting rights in Telecom if the holder and its "associates" would afterwards control more than 20% of the voting rights, unless the increase fits within one of the exceptions to the fundamental rule or the Takeovers Panel (established under the Takeovers Act 1993) grants an exemption. A person who already holds or controls more than 20% of such voting rights cannot increase that level of voting rights except in compliance with the Code or through an exemption.

The exceptions to the fundamental rule are:

(a) a full offer for all of Telecom's voting securities and non-voting equity securities;

(b) a partial offer (for less than 100%) to all holders of Telecom's voting securities for a specific percentage of the voting securities. If the offeror already holds or controls 50% or less, the offer must be for securities which will result in the offeror holding or controlling more than 50% of the voting rights. A partial offer can be made for a lesser percentage if a written shareholder approval procedure is followed and is successful;

(c) an acquisition or allotment approved by a resolution of shareholders (Persons acquiring and disposing of the securities and their associates may not vote on the proposal);

(d) an acquisition by a person who holds or controls more than 50% but less than 90% of the voting rights of up to 5% of the total voting rights in any 12 month period. No such increase applies to persons holding between 20% and 50%;

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

The term "associate" is very widely defined. A person is an "associate" of another person if (i) the persons are acting jointly or in concert, (ii) the first person acts, or is accustomed to act, in accordance with the wishes of the other person, (iii) the persons are related companies, (iv) the persons have a business relationship, personal relationship or an ownership relationship such that they should, under the circumstances, be regarded as associates, or (v) the first person is an associate of a third person who is an associate of the other person and the nature of the relationships between any of those persons is such that under the circumstances, the first person should be regarded as an associate of the other person. A director of a company or other body corporate is not an associate of that company or body corporate merely because he or she is a director of that company or body corporate.

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

(e) where the offeror holds or controls less than 50% of the voting securities, the offer must be conditional on receiving acceptances which will bring total voting rights that the offeror above the 50% threshold, unless it is a partial offer and shareholder approval for a lesser percentage is obtained;

(f) although an offer can be conditional, the conditions cannot depend on the judgment of the offeror or any of their associates or be within the power or control of the offeror or any of their associates;

(g) offers may be varied to increase the consideration or add a cash component to the consideration. If the offer is varied, the variation must apply to all offerees whether or not they have already accepted;

(h) restrictions, except in limited circumstances, on any tactics by directors which might "frustrate" an offer.

If the Code is breached, the Takeovers Panel has a limited power to make restraining orders preventing an acquisition or suspending the right to vote securities acquired in breach of the Code, for a period of up to 21 days. Otherwise, the remedy for non-compliance with the Code is to apply to the High Court, which has the power to grant much wider orders restraining conduct, directing the sale of securities or controlling the exercise of voting rights. The Court may excuse contravention where the breach was inadvertent, and the Takeovers Panel may grant retrospective exemptions. In addition, the Takeovers Act 1993 provides for the High Court to impose financial penalties for a contravention of the Code. The Takeovers Panel and the Court cannot compel the party in breach to make a full takeover offer.

Under the U.S. Williams Act, persons who beneficially own more than 5% of a class of equity security registered under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), must provide certain information to the issuer, the U.S. Securities Exchange Commission (the "SEC") and the U.S. exchange on which the security is traded, within 10 days after such person acquires the securities that trigger that filing requirement. Under the Williams Act, it is unlawful for any person to make a tender offer for a security registered under the Exchange Act if success in that offer would result in beneficial ownership of more than 5% of the class, unless certain filings are made with the SEC.

Disclosure of Shareholder Ownership.

Under the Securities Amendment Act 1988 (New Zealand), persons who hold relevant interests in 5% or more of Telecom's voting securities (including persons who hold such an interest through the holding of ADRs) are required to notify and report their interests and changes of 1% in their notified holdings or of the nature of their holdings in writing to Telecom, the New Zealand Stock Exchange and the Australian Stock Exchange in a prescribed form. Such disclosures must be made as soon as the person knows or ought to know that the person holds those interests.

A relevant interest includes:

(a)  beneficial ownership;

(b)  the power to exercise any right to vote attached to the voting security;

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

(e)  the power to control the acquisition or disposition of the voting security;
     or

(f) where, under, or by virtue of, any trust, agreement, arrangement, or understanding relating to the voting security (whether or not that person is a party to it) the person:

     (i) may at any time have the power to exercise any right to vote attached to the voting security;

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

     (ii) the control of the exercise of any right to vote attached to the voting security;

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

(d) another person has the power to acquire or dispose of 20% or more of the voting securities of that person; or

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

(g)  is exercisable only on the fulfillment of a condition; or

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

(c)  who act as a representative at a particular Telecom shareholders' meeting;

(d)  who are appointed to act as a proxy to vote at a Telecom meeting;

(e) who are a trustee corporation or nominee company and acting in the ordinary course of business in that capacity and has been approved by the Securities Commission;

(f)  who are a bare trustee of a trust;

(g) who are required to comply because of certain relationships with another person who complies; or

(h) who have a relevant interest solely because of being related to a person and that other person complies.

Ownership Limits.

As Telecom's Constitution and New Zealand law restrict the ownership of shares in Telecom to a specified percentage, the Australian Stock Exchange Listing Rules require that, if Telecom becomes aware that the percentage held by the restricted class of persons has come within 5 percentage points of the restriction, or equals or exceeds it, then the following rules apply:

(a) if Telecom becomes aware of changes of more than 1 percentage point in the shares or votes held by persons in the class, Telecom must immediately inform the Australian Stock Exchange of the change. Telecom must do so for each such change that it becomes aware of until the percentage held by the persons in the class has ceased to be within 5 percentage points of the restriction, or to equal of exceed it (as the case may be);

(b) each time Telecom informs the Australian Stock Exchange of any change, it must state what action it will take to divest the securities, or to remove or change the voting or other rights attaching to them, if it receives a transfer document for securities whose transfer would result in the restriction being exceeded;

(c) if Telecom becomes aware that the percentage of shares or votes held by the relevant class of persons has ceased to be within 5 percentage points of the restriction, or to equal or exceed it, Telecom must immediately inform the Australian Stock Exchange.

Disclosure by Directors.

The Australian Stock Exchange Listing Rules require that Telecom must inform the Australian Stock Exchange of:

(a) any interest of a director of Telecom which is a "relevant interest" (within the meaning of section 9 of the Corporations Act (Australia)) in securities of Telecom or a related body corporate ("Notifiable Interest"). Telecom must inform the Australian Stock Exchange of such an interest (or that the director has no Notifiable Interests) no more than 5 business days after the date the director is appointed;

(b) any change to a Notifiable Interest of a Telecom director no more than 5 business days after the change occurs;

(c) any Notifiable Interest of a Telecom director at the date that director ceases to be a director. Telecom must provide this information to the Australian Stock Exchange no more than 5 business days after the director ceases to hold office.

To comply with the above requirements Telecom must make such arrangements as are necessary to ensure that each director discloses to Telecom all of the information required by Telecom to complete the relevant prescribed disclosure forms (found in the Australian Stock Exchange Listing Rules Appendices). Telecom must enforce the arrangements with the director.

The above disclosure regime also applies to interests in contracts to which the director is a party or under which the director is entitled to a benefit, and that confer a right to call for or deliver shares in, debentures of, or interests in a managed scheme made available by, Telecom or a related body corporate.

The New Zealand Stock Exchange is proposing to amend its Listing Rules so as to require similar disclosure of directors interests in securities. If the proposed amendments are made, every director of Telecom who has a Relevant Interest (as defined in sections 5 and 6 of the Securities Amendment Act 1988 (New Zealand)) in securities of Telecom will be required to disclose to Telecom and the New Zealand Stock Exchange the nature of the Relevant Interest and the number and class of securities to which the relevant Interest relates. Such disclosure will have to be made as soon as possible and in any event no later than 5 business days of:

(a)  the date on which that person is appointment as a director of Telecom; or

(b) in the case of those directors who have already been appointed when the rule comes into force, the date of commencement of the rule.

In addition, every director of Telecom, and every person that has held office as a director in the previous 6 months, who acquires or disposes of a Relevant Interest in Telecom securities will be required to disclose the following information to Telecom and to the New Zealand Stock Exchange:

(a)  the nature of the Relevant Interest;

(b)  the number and class of securities to which the Relevant Interest relates;

(c)  the date of the acquisition or disposition;

(d)  the consideration paid or received for the acquisition or disposition; and

(e)  the date of the last disclosure by the director.

The director will be required to disclose such information as soon as possible and in any event no later than 5 business days following the acquisition or disposition.

As with the Australian Stock Exchange Listing Rules, the New Zealand Stock Exchange proposes to require Telecom to make appropriate arrangements to ensure the directors comply with their disclosure obligations.

Changes in capital.

There are no conditions imposed by the Constitution governing changes in Telecom's capital which are more stringent than those required by New Zealand law the New Zealand Stock Exchange Listing Rules, and the Australian Stock Exchange Listing Rules, other than the provisions of the Kiwi Share described under "Limitations on Shareholdings" above.

Material Contracts.

See Item 19.

Exchange Controls.

The NZ dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders. See "-United States Taxation-Dividends", for a description of the taxation on dividend returns to shareholders.

Taxation.

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

United States Taxation.

As used in this section "-United States Taxation," the term "United States holder" means a beneficial owner of ADSs or Shares that is (i) an individual citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation organised under the laws of the United States or any state therein, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United

States persons have authority to control all substantial decisions of the trust. This discussion assumes that United States holders hold ADSs or Shares as capital assets.

For United States federal income tax purposes, holders of ADSs will be treated as owners of the underlying Shares represented by the ADSs.

Dividends.

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

For United States federal income tax purposes, the amount of any distribution paid in NZ dollars will be the U.S. dollar value of the NZ dollars at the spot currency exchange rate in effect on the date of receipt of the distribution by the United States holder or by the Trustee and applied to the Final Instalment, whether or not the NZ dollars are in fact converted into U.S. dollars at that time. Gain or loss, if any, realised on the disposition of NZ dollars generally will be a foreign currency gain or loss which is United States source ordinary income or loss.

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

Capital Gains and Losses.

Gain or loss recognised by a United States holder on the sale or other disposition of ADSs or Shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the holder's basis in the ADSs or Shares and the amount realised upon their disposition. Capital losses are generally deductible only against capital gains and not against ordinary income. The capital gain or loss will be long term or short term depending on whether the holder has held the ADSs or Shares for (i) more than one year (which is subject to a maximum rate of 20% for certain non-corporate taxpayers), (ii) not more than one year (which is subject to a maximum rate of 38.6% for certain non-corporate taxpayers, respectively).

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

New Zealand Taxation.

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

Dividends.

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

Other Tax Matters.

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

Imputation Credit Account.

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

Continuity Of Ownership Requirement.

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

Other Credits.

Telecom may from time to time have other tax credits that it is able to attach to dividends. Considerations similar to those applying to imputation credits will arise. However, in the context of a "conduit tax relief credit" the continuity of ownership requirement focuses on changes in the relative level of New Zealand resident and non-New Zealand resident shareholders in Telecom.

Documents on Display.

Telecom is subject to the informational requirements of the U.S. Exchange Act, as applicable to foreign private issuers, and in accordance therewith files reports and other information with the SEC, including certain material contracts and other exhibits to this Annual Report on Form 20-F. Certain of those documents are incorporated by reference to previous filings, and may be found on the SEC's website (www.sec.gov) or at the SEC's public reference facilities located at Room 1024, 450 Fifth Street, N.W. Judiciary Plaza, Washington D.C. 20549.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

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

Interest Rate Risk Management.

The objectives of interest rate risk management are to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom's interest expense/net earnings within policies approved by the Telecom Board of Directors.

As at 30 June 2002, Telecom had hedged approximately NZ$210 million of short-term debt through the use of interest rate swaps compared to NZ$550 million that was hedged in this manner at 30 June 2001. Interest rate swaps have also been used to convert Telecom's floating rate obligations on term funding into fixed rate obligations.

The following table provides a sensitivity analysis of the estimated fair values of long-term debt and related derivatives, assuming an instantaneous 100 basis point upward and downward parallel shift in the yield curve as at 30 June 2002 and 2001.

------------------------------------------------------------------------------------
                                               Fair value           Fair value
                                              assuming 100         assuming 100
                                           basis point upward   basis point downward
NZ$ billions                  Fair value         shift                shift
------------------------------------------------------------------------------------
As at 30 June 2002
Long-term debt and related
derivatives                       5.1              5.0                   5.3

As at 30 June 2001
Long-term debt and related
derivatives                       4.0              3.9                   4.2
------------------------------------------------------------------------------------

Foreign Exchange Risk Management.

The objective in managing foreign exchange risk is to protect against the risk that the eventual New Zealand dollar net cash flows resulting from purchases from foreign suppliers and foreign currency borrowings and expenditure will be adversely affected by changes in foreign currency exchange rates.

As at 30 June 2002, Telecom had used cross currency interest rate swaps with a contract value of NZ$3,128 million to hedge long-term debt denominated in US dollars, Euros, Swiss francs and Japanese yen into New Zealand dollars. At 30 June 2002 Telecom had used cross currency interest rate swaps with a contract value of A$483 million to hedge long-term debt denominated in US dollars into Australian dollars for the purpose of funding AAPT.

As at 30 June 2001, Telecom had used cross currency interest rate swaps with a contract value of NZ$2,575 million to hedge long-term foreign currency denominated debt.

As at 30 June 2002, Telecom had also used foreign exchange forwards with contract values of NZ$2,061 million to hedge short-term debt (principally denominated in US dollars) and firm purchase commitments (mainly denominated in US dollars). As at 30 June 2001, Telecom had used foreign exchange forwards and foreign currency options with contract values of NZ$920 million for the same purposes, as well as partially hedging the investment in AAPT Limited.

The following table provides a sensitivity analysis of the estimated fair values of foreign exchange contracts hedging firm purchase commitments and the investment in AAPT, assuming a 10% increase or decrease in the various exchange rates to which Telecom is exposed.

--------------------------------------------------------------------------------
                                                      Fair value     Fair value
                                                     assuming 10%   assuming 10%
NZ$ millions                            Fair value     increase       decrease
--------------------------------------------------------------------------------
As at 30 June 2002
Foreign currency forward  exchange
contracts                                   23           102            (65)

As at 30 June 2001
Foreign currency forward  exchange
contracts, and options                      76            59             96
--------------------------------------------------------------------------------

The functional currency for nearly all of Telecom's foreign operations is the local currency. The translation of Statement of Financial Performance and Statement of Financial Position balances of these entities into New Zealand dollars results in translation adjustments, which are recorded in the foreign currency translation reserve. As at 30 June 2002, Telecom's primary translation exposure was to the Australian dollar in respect of the Australian subsidiary that holds the investment in AAPT. This exposure is partially hedged, with gains or losses on the hedging contract also recorded in the foreign currency translation reserve.

Equity Risk.

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

-------------------------------------------------------------------------------
                                             Fair value          Fair value
                                            assuming 10%        assuming 10%
                                          increase in share   decrease in share
NZ$ millions                 Fair value        price               price
-------------------------------------------------------------------------------
As at 30 June 2002
Listed securities               350              385                315

As at 30 June 2001
Listed securities               309              340                278
-------------------------------------------------------------------------------

              Item 12. Description of Securities Other than Equity
                                   Securities.

Not applicable.

                                     PART II

            Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

            Item 14. Material Modifications to the Rights of Security
                          Holders and Use of Proceeds.

None.

                       Item 15. Disclosures and Controls.

Within the 90 days prior to the date of this report, Telecom carried out an evaluation, under the supervision and with the participation of Telecom's management, including the Telecom's Chief Executive along with the Telecom's Chief Financial Officer, of the effectiveness of the design and operation of the Telecom's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, Telecom's Chief Executive along with Telecom's Chief Financial Officer concluded that Telecom's disclosure controls and procedures are effective in timely alerting them to material information relating to Telecom (including its consolidated subsidiaries) required to be included in the Telecom's periodic SEC filings. There have been no significant changes in Telecom's internal controls or in other factors which could significantly affect internal controls subsequent to the date Telecom carried out its evaluation.

                               Item 16. Reserved.

Not applicable.

                                    PART III

                         Item 17. Financial Statements.

See Item 18.

                         Item 18. Financial Statements.

See Item 19 for a list of Financial Statements included as part of this Report.

                               Item 19. Exhibits.

Financial Statements.

1. The report of PricewaterhouseCoopers Independent Accountants is filed herewith. See F-1.
2. The Consolidated Financial Statements including the Notes are filed herewith. See F-2 to F-54.

Exhibits

1. The Constitution of the Company as amended at the Annual Meeting of Shareholders held on 10 October 2002-submitted to the Commission under cover of Form 6-K dated 25 October 2002.

2.1 Second Amended and Restated Deposit Agreement between Telecom, Citibank N.A., and Holders and Beneficial Owners of American Depositary Shares-filed with the Commission under cover of Form F-6K on 18 February 2000.

2.2 Trust Deed dated 17 March 2000 (as amended by First Supplemental Trust Deed dated 1 June 2001 and by Supplemental Trust Deed dated 30 November 2001 attached as Exhibit 2.2) relating to a Euro Medium Term Note Programme, between TCNZ Finance Limited as Issuer, Telecom Corporation of New Zealand Limited and several of its guaranteeing subsidiaries named therein as Guarantors, and The Law Debenture Trust Corporation p.l.c. as Trustee-submitted to the Commission under cover of Form 6-K dated 5 December 2001.

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

4.5  Chief Executive's Employment Contract plus amendments thereto as follows:

     .    Appointment Letter dated 10 August 1999.
     .    Telecom Executive Option Scheme Offer Letter dated 10August 1999.
     .    Telecom Executive Option Scheme Offer Letter dated 7 August 2000.
     .    Remuneration Letter dated 21 August 2001.
     . Telecom Share Option Scheme Grant Letter dated 28 September 2001. submitted to the Commission under cover of Form 6-K dated 5 December 2001.
     . Telecom Share Option Scheme Grant Letter and certificate dated 11 September 2002 attached as Exhibit 4.5.
     .    Remuneration Letter dated 15 November 2002 attached as Exhibit 4.5.

Certain schedules, exhibits or annexes have been omitted. The Company hereby undertakes to provide them to the Commission upon its request.

4.6 Telecommunications Service Obligations (TSO) Deed for Local Residential Telephone Service submitted to the Commission under cover of Form 6-K dated 23 January 2002.

8.   List of Significant Subsidiaries attached as Exhibit 8.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELECOM CORPORATION OF NEW ZEALAND


/s/ Theresa Gattung
--------------------------------------------------
By:  Theresa Gattung
Its: Chief Executive Officer and Managing Director

Date: 21 November 2002

CERTIFICATIONS

I, Theresa Gattung, certify that:

1. I have reviewed this annual report on Form 20-F of Telecom Corporation of New Zealand;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 21 November 2002


/s/ Theresa Gattung
---------------------------------------------
Theresa Gattung
Chief Executive Officer and Managing Director

CERTIFICATIONS

I, Marko Bogoievski, certify that:

1. I have reviewed this annual report on Form 20-F of Telecom Corporation of New Zealand;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 21 November 2002


/s/ Marko Bogoievski
-----------------------
Marko Bogoievski
Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and
Shareholders of Telecom Corporation of New Zealand Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of financial performance, movements in equity and cash flows present fairly, in all material respects, the financial position of Telecom Corporation of New Zealand Limited (the "Company") and its subsidiaries at 30 June 2002 and 2001, and their results of operations and their cash flows for the years ended 30 June 2002, 2001 and 2000, in conformity with generally accepted accounting practice in New Zealand. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with New Zealand and United States' generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Generally accepted accounting practice in New Zealand vary in certain significant respects from generally accepted accounting principles in the United States. The application of the latter would have affected the determination of consolidated net earnings expressed in New Zealand dollars for the years ended 30 June 2002, 2001 and 2000 and the determination of consolidated shareholders' funds also expressed in New Zealand dollars at 30 June 2002 and 2001 to the extent summarised in Note 30 to the consolidated financial statements.


/s/ PricewaterhouseCoopers
--------------------------
Chartered Accountants
8 August 2002                                 Wellington, New Zealand

Consolidated Statement of Financial Performance
For the year ended 30 June 2002

========================================================================================
                                                                  Year ended 30 June
                                                               -------------------------
                                                                 2002     2001     2000
(Dollars in  millions, except per share amounts)       notes      $         $       $
----------------------------------------------------------------------------------------
Operating revenues
   Local service                                                 1,080    1,071    1,064
   Calling                                               2       1,763    1,816    1,488
   Interconnection                                                 145       97       90
   Cellular and other mobile services                              822      865      717
   Internet                                                        209      169      102
   Data                                                            650      601      433
   Other operating revenues                              2         868    1,029      441
   Abnormal revenues                                     4          --      (12)      15
                                                               -------   ------   ------
                                                                 5,537    5,636    4,350
                                                               -------   ------   ------
Operating expenses
   Labour                                                3         599      572      486
   Cost of sales                                                 1,759    1,852    1,079
   Other operating expenses                              3         914      909      728
   Abnormal expenses                                     4         862      256       --
                                                               -------   ------   ------
                                                                 4,134    3,589    2,293
                                                               -------   ------   ------
Earnings before interest, taxation, depreciation and
   amortisation                                                  1,403    2,047    2,057

Depreciation and amortisation                            5         815      722      627
                                                               -------   ------   ------
Earnings before interest and taxation                              588    1,325    1,430

Interest income                                                     17       53       34
Interest expense                                         6        (430)    (434)    (299)
                                                               -------   ------   ------
Earnings before income tax                                         175      944    1,165

Income tax expense                                       7        (365)    (283)    (368)
                                                               -------   ------   ------
(Loss) / earnings after income tax                                (190)     661      797

Minority interests in losses / (profits) of
   subsidiaries                                                      3       --       (8)

Share of associate companies losses after income tax                (1)     (18)      (6)
                                                               -------   ------   ------
Net (loss) / earnings attributable to shareholders                (188)     643      783
                                                               =======   ======   ======
Net (loss) / earnings per share                                $(0.101)  $0.364   $0.447
                                                               =======   ======   ======
Weighted average number of ordinary shares
   outstanding (in millions)                                     1,863    1,767    1,753
                                                               =======   ======   ======

See accompanying notes to the financial statements.

Telecom Corporation Of New Zealand Limited and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statement of Movements in Equity
For the year ended 30 June 2002

========================================================================================
                                                                     Year ended 30 June
                                                                   ---------------------
                                                                    2002    2001    2000
(Dollars in millions)                                       note     $       $       $
----------------------------------------------------------------------------------------
Equity at the beginning of the year                                2,003   1,219   1,093

Net (loss) / earnings attributable to shareholders                  (188)    643     783
Movement in foreign currency translation reserve             18     (191)    (61)     48
                                                                   -----   -----   -----
Total recognised revenues and expenses for the year                 (379)    582     831

Movement in minority interests                                        (3)    (83)     82
Dividends                                                    18     (423)   (303)   (906)
Tax credit on supplementary dividends                                 50      34     100
Capital contributed                                          18       80     554      19
                                                                   -----   -----   -----
Equity at the end of the year                                      1,328   2,003   1,219
                                                                   =====   =====   =====

Represented by:

Contributed capital                                                1,562   1,482     928
Foreign currency translation reserve                         18     (203)    (12)     49
Minority interests                                                     3       6      89
Retained (loss) / earnings                                           (34)    527     153
                                                                   -----   -----   -----
                                                                   1,328   2,003   1,219
                                                                   =====   =====   =====

See accompanying notes to the financial statements.

Telecom Corporation Of New Zealand Limited and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statement of Financial Position
As at 30 June 2002

================================================================================
                                                                      30 June
                                                                   -------------
                                                                    2002    2001
(Dollars in millions)                                      notes     $       $
--------------------------------------------------------------------------------
ASSETS

Current assets:

Cash                                                                  82      94
Short-term investments                                         8     230     115
Receivables and prepayments                                    9   1,111   1,043
Inventories                                                   10      34      38
                                                                   -----   -----
Total current assets                                               1,457   1,290

Long-term investments                                         11     866     737
Intangibles                                                   12   1,097   2,044
Fixed assets                                                  13   4,826   4,901
                                                                   -----   -----
Total assets                                                       8,246   8,972
                                                                   =====   =====

LIABILITIES AND EQUITY

Current liabilities:

Bank overdraft                                                        --      18
Accounts payable and accruals                                 14   1,230   1,404
Provisions - current                                          15       5      59
Debt due within one year                                      16   1,178   2,165
                                                                   -----   -----
Total current liabilities                                          2,413   3,646

Deferred taxation                                              7      71      23
Provisions - non-current                                      15      --       2
Long-term debt                                                17   4,434   3,298
                                                                   -----   -----
Total liabilities                                                  6,918   6,969
                                                                   -----   -----

Commitments and contingencies                              20,21

Equity:                                                       18

Shareholders' funds                                                1,325   1,997
Minority interests                                                     3       6
                                                                   -----   -----
Total equity                                                       1,328   2,003
                                                                   -----   -----
Total liabilities and equity                                       8,246   8,972
                                                                   =====   =====

On behalf of the Board

RODERICK DEANE, Chairman  THERESA GATTUNG, Chief Executive and Managing Director

Authorised for issue on 8 August 2002

See accompanying notes to the financial statements.

Telecom Corporation of New Zealand Limited and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statement of Cash Flows
For the year ended 30 June 2002

==================================================================================================
                                                                             Year ended 30 June
                                                                          ------------------------
                                                                           2002     2001     2000
(Dollars in millions)                                              note      $        $        $
--------------------------------------------------------------------------------------------------
Cash flows from operating activities
Cash was provided from / (applied to):
   Cash received from customers                                            5,396    5,172    4,192
   Proceeds from cross border leases                                          35       20       --
   Interest income                                                            16       54       19
   Dividend income                                                             3      248        4
   Payments to suppliers and employees                                    (3,317)  (3,114)  (2,093)
   Payments from provisions                                                  (33)      (5)     (58)
   Income tax paid                                                          (304)    (184)    (311)
   Interest paid on debt                                                    (445)    (433)    (285)
                                                                          ------   ------   ------
Net cash flows from operating activities                            25     1,351    1,758    1,468
                                                                          ------   ------   ------
Cash flows from investing activities
Cash was (applied to) / provided from:
   Sale of fixed assets                                                       65       37       57
   (Purchase) / sale of short-term investments, net                         (157)     537     (486)
   Purchase of long-term investments                                        (341)    (309)    (238)
   Proceeds from sale of subsidiary companies                                 --       --       95
   Acquisition of AAPT Limited, excluding cash acquired                       --     (635)  (1,189)
   Purchase of fixed assets                                                 (828)  (1,478)    (837)
   Capitalised interest paid                                                 (10)     (44)     (18)
                                                                          ------   ------   ------
Net cash flows applied to investing activities                            (1,271)  (1,892)  (2,616)
                                                                          ------   ------   ------
Cash flows from financing activities
Cash was (applied to) / provided from:
   Proceeds from long-term debt                                            1,777      412    1,850
   Repayment of long-term debt                                              (949)    (513)    (246)
   (Repayment) / proceeds of short-term debt, net                           (557)     212      466
   Capital contributed                                                        --      495       23
   Dividends paid                                                           (345)    (477)    (894)
                                                                          ------   ------   ------
Net cash flows (applied to) / provided from financing activities             (74)     129    1,199
                                                                          ------   ------   ------
Net cash flow                                                                  6       (5)      51
Foreign currency translation adjustment                                       --       --        1
Opening cash position (including bank overdrafts)                             76       81       29
                                                                          ------   ------   ------
Closing cash position (including bank overdrafts)                             82       76       81
                                                                          ======   ======   ======

See accompanying notes to the financial statements.

Telecom Corporation of New Zealand Limited
--------------------------------------------------------------------------------

Statement of Financial Performance
For the year ended 30 June 2002

================================================================================
                                                                Parent Company
                                                              Year ended 30 June
                                                              ------------------
                                                                  2002   2001
(Dollars in millions)                                 notes        $      $
--------------------------------------------------------------------------------
Operating revenues                                      2          883    436
Operating expenses                                                  --     (2)
                                                                  ----   ----
Earnings before interest and taxation                              883    434

Interest income                                         6          219    190
Interest expense                                        6         (371)  (370)
                                                                  ----   ----
Earnings before income tax                                         731    254
Income tax credit                                       7           50     62
                                                                  ----   ----
Net earnings                                                       781    316
                                                                  ====   ====

Statement of Movements in Equity
For the year ended 30 June 2002

================================================================================
                                                                Parent Company
                                                              Year ended 30 June
                                                              ------------------
                                                                  2002   2001
(Dollars in millions)                                  note        $       $
--------------------------------------------------------------------------------
Equity at the beginning of the year                              1,202     601
Net earnings                                                       781     316
                                                                 -----   -----
                                                                 1,983     917
Dividends                                               18        (423)   (303)
Tax credit on supplementary dividends                               50      34
Capital contributed                                     18          80     554
                                                                 -----   -----
Equity at the end of the year                                    1,690   1,202
                                                                 =====   =====
Represented by:

Contributed capital                                              1,562   1,482
Retained earnings / (loss)                                         128    (280)
                                                                 -----   -----
                                                                 1,690   1,202
                                                                 =====   =====

See accompanying notes to the financial statements.

Telecom Corporation of New Zealand Limited
--------------------------------------------------------------------------------

Statement of Financial Position
As at 30 June 2002

================================================================================
                                                                  Parent Company
                                                                     30 June
                                                                  --------------
                                                                  2002     2001
(Dollars in millions)                                     notes     $       $
--------------------------------------------------------------------------------
ASSETS
Investments                                                11     5,422    5,952
                                                                  -----    -----
Total assets                                                      5,422    5,952
                                                                  =====    =====
LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accruals                              14        14       13
Due to subsidiary companies                                22     3,718    4,737
                                                                  -----    -----
Total current liabilities                                         3,732    4,750
                                                                  -----    -----
Contingencies                                              21

Equity:                                                    18
Shareholders' funds                                               1,690    1,202
                                                                  -----    -----
Total liabilities and equity                                      5,422    5,952
                                                                  =====    =====

On behalf of the Board

RODERICK DEANE, Chairman  THERESA GATTUNG, Chief Executive and Managing Director

Authorised for issue on 8 August 2002

See accompanying notes to the financial statements.

Telecom Corporation of New Zealand Limited
--------------------------------------------------------------------------------

Statement of Cash Flows
For the year ended 30 June 2002

================================================================================
                                                                Parent Company
                                                              Year ended 30 June
                                                              ------------------
                                                                 2002   2001
(Dollars in millions)                                              $      $
--------------------------------------------------------------------------------
Cash flows from operating activities
Cash was provided from / (applied to):
   Interest income                                                220    193
   Dividends received from subsidiary companies                   497    434
   External dividends received                                      3      2
   Interest paid on debt                                         (371)  (370)
                                                                 ----   ----
Net cash flows from operating activities                 25       349    259
                                                                 ----   ----
Cash flows from investing activities
Cash was (applied to) / provided from:
   Advances from / (to) subsidiary companies, net                 449   (274)
   Proceeds from sale of subsidiary company                       383     --
   Purchase of investments, net                                  (838)    (5)
                                                                 ----   ----
Net cash flows applied to investing activities                     (6)  (279)
                                                                 ----   ----
Cash flows from financing activities
Cash was (applied to) / provided from:
   Dividends paid                                                (343)  (475)
   Capital contributed                                             --    495
                                                                 ----   ----
Net cash flows (applied to) / from financing
   activities                                                    (343)    20
                                                                 ----   ----
Net cash flow                                                      --     --
Opening cash position                                              --     --
                                                                 ----   ----
Closing cash position                                              --     --
                                                                 ====   ====

See accompanying notes to the financial statements.

Notes to the Financial Statements
--------------------------------------------------------------------------------

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

The unamortised balance of goodwill is reviewed annually and to the extent that it is no longer probable of being recovered from the future economic benefits of the investment it is recognised immediately as an expense.

--------------------------------------------------------------------------------

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

Fixed Assets

Fixed assets are valued as follows:

..    The value of fixed assets purchased from the Government was determined on the basis of depreciated replacement cost using estimated remaining lives as at 1 April 1987.

..    Subsequent additions are valued at cost. The cost of additions to plant and equipment and other fixed assets constructed by Telecom consists of all appropriate costs of development, construction and installation, comprising material, labour, direct overhead and transport costs.

..    For each fixed asset project, interest costs incurred during the period required to complete and prepare the fixed asset for its intended use are capitalised as part of the total cost.

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

Depreciation

Depreciation is charged on a straight-line basis to write down the cost of the fixed assets to their estimated residual value over their estimated useful lives, which are as follows:

Telecommunications equipment and plant:
   Customer local access                   3-50 years
   Junctions and trunk transmission
      systems                             10-50 years
   Switching equipment                     3-15 years
   Customer premises equipment              3-5 years
   Other network equipment                 4-25 years
Buildings                                 40-50 years
Motor vehicles                             4-10 years
Furniture and fittings                     5-10 years
Computer equipment                          3-5 years

--------------------------------------------------------------------------------

Where the remaining useful lives or recoverable values have diminished due to technological change or market conditions depreciation is accelerated or the assets are written down.

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

Where the periods of expected benefit or recoverable values have diminished due to technological change or market conditions, amortisation is accelerated or the carrying value is written down.

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

Deferred taxation calculated on a comprehensive basis using the liability method is accounted for on timing differences between the earnings stated in the financial statements and the assessable income computed for taxation purposes.

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

--------------------------------------------------------------------------------

All exchange gains and losses relating to other hedge transactions are brought to account in the Statement of Financial Performance in the same period as the exchange differences on the items covered by the hedge transactions. Costs on such contracts are amortised over the life of the hedge contract.

Translation of Foreign Group Entities

Assets and liabilities of independent overseas subsidiaries are translated at exchange rates existing at balance date. The revenue and expenses of these entities are translated at rates approximating the exchange rates ruling at the dates of the transactions. The exchange gain or loss arising on translation is recorded in the foreign currency translation reserve.

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

--------------------------------------------------------------------------------

Changes in Accounting Policies in the Current Financial Year

Taxation

During the year ended 30 June 2002, Telecom changed its policy for accounting for deferred taxation to adopt the comprehensive method. Previously the partial method was used. This change was made to adopt the preferred method in New Zealand Statement of Standard Accounting Practice ("SSAP") 12 "Accounting for Income Tax" and reflects changes in Telecom's assets that previously gave rise to unrecognised timing differences under the partial method of accounting. The impact of this change was to reduce tax expense and decrease the deferred tax liability in the current year by $8 million.

Changes in Accounting Policies in the Previous Financial Year

Dividends Proposed After Balance Date

During the year ended 30 June 2001, Telecom changed its accounting policy for the recognition of dividends proposed after balance date. Under the new policy, dividends are disclosed in the notes to the financial statements (see Note 28). Previously, all proposed dividends were recognised as liabilities in the Statement of Financial Position.

Classification of Capital Notes

Telecom issued long-term fixed interest unsecured subordinated capital notes in the year ended 31 March 1998. Historically these were classified in the Statement of Financial Position as a component of equity, with coupons paid to capital note holders disclosed net of tax in the Statement of Financial Performance.

Accounting standards published subsequent to the issue of the capital notes require instruments such as the capital notes to be classified as debt.

Accordingly, Telecom reclassified its capital notes from equity to debt in the financial statements at 30 June 2001. Coupon payments on capital notes previously shown separately net of tax are now included pre-tax within interest expense. Movements in the capital notes balance are no longer included in the Statement of Movements in Equity. In the Statement of Cash Flows, payment of capital note coupons previously included separately within cash flows from financing activities has been reclassified to be included in "Interest paid on debt" within cash flows from operating activities.

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

The reason for this change in policy was to align with recently issued overseas guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products. The impact of the change was a one-off reduction in revenue in the 2001 year of $12 million, which was disclosed as an abnormal item (see Note 4).

Except for the changes in accounting policies referred to above, the accounting policies used in the preparation of the financial statements for the year ended 30 June 2002 are consistent with those used in the preparation of the published financial statements for the years ended 30 June 2001 and 2000.

--------------------------------------------------------------------------------

NOTE 2 CALLING AND OTHER OPERATING REVENUES

================================================================================
                                                               Telecom Group
                                                            Year ended 30 June
                                                           ---------------------
                                                            2002    2001    2000
(Dollars in millions)                                        $       $       $
--------------------------------------------------------------------------------
Calling
   National                                                1,178   1,181     932
   International                                             531     568     506
   Other                                                      54      67      50
                                                           -----   -----   -----
                                                           1,763   1,816   1,488
                                                           =====   =====   =====
Other operating revenues
   Resale                                                    399     361     101
   Directories                                               198     188     176
   Equipment                                                  78      63      84
   Miscellaneous other                                       190     166      76
   Dividends from associates                                  --     245      --
   Dividends from other investments                            3       6       4
                                                           -----   -----   -----
                                                             868   1,029     441
                                                           =====   =====   =====

International Revenue

Included within international calling revenue is the net margin on "new age transit" traffic. New age transit revenue is generated where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers' networks. Telecom receives an inwards payment from the originating carrier and makes an outpayment to the terminating carrier. The net of these payments is recorded within Telecom's international revenue. Gross payments under new age transit arrangements are shown below.

===============================================================================
                                                               Telecom Group
                                                             Year ended 30 June
                                                             ------------------
                                                             2002   2001   2000
(Dollars in millions)                                          $      $      $
-------------------------------------------------------------------------------
Inwards payments                                              302    258    204
Outpayments                                                  (240)  (217)  (170)
                                                             ----   ----   ----
New age transit margin                                         62     41     34
                                                             ====   ====   ====

Miscellaneous Other Revenue

Miscellaneous other revenue for the year ended 30 June 2002 includes net gains of $34 million recognised on the prepayment of Telecom's scheduled payment obligations relating to cross border finance leases. A similar lease was prepaid in the year ended 30 June 2001 resulting in a gain of $20 million.

Dividends From Associates

Dividends from associates represent dividends received from Telecom's investment in the Southern Cross Cable Network. Total dividends of $263 million were received during the year ended 30 June 2001. The first $18 million was applied to the carrying value of Telecom's equity investment (see Note 11), reducing it to nil resulting in suspension of the equity method. Remaining dividends of $245 million were included in other operating revenues.

Parent Company

Operating revenues for the year ended 30 June 2002 comprise a profit on the intra-group sale of a subsidiary company of $383 million and dividends received from subsidiary companies totalling $500 million. Operating revenues for the year ended 30 June 2001 represent dividends received from subsidiary companies.

--------------------------------------------------------------------------------

NOTE 3 OPERATING EXPENSES

Labour

Included in labour costs are pension contributions of $2 million to the New Zealand Government Superannuation Fund (30 June 2001: $2 million, 30 June 2000:
$3 million) and $10 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992, (30 June 2001: $10 million, 30 June 2000: $5 million). Telecom has no other obligations to provide pension benefits in respect of present employees.

Other Operating Expenses

================================================================================
                                                                Telecom Group
                                                              Year ended 30 June
                                                              ------------------
                                                              2002   2001   2000
(Dollars in millions)                                           $      $      $
--------------------------------------------------------------------------------
Other operating expenses include:
Lease and rental costs                                         48     52     42
Research and development costs                                  8     11      5
Foreign exchange gains                                        (26)    (4)    (4)
Bad debts written off                                          65     32     40
(Decrease) / increase in provision for doubtful accounts       (5)    21      7
Provision for inventory obsolescence                           --     --      2
Loss on disposal of fixed assets                               --      3      7
Auditors' remuneration:
   Audit fees paid to principal auditors                        2      1      1
   Fees paid for other services provided by principal
      auditors                                                  3      5      3
Directors' fees                                                 1      1      1

Donations

The donation expense for the year was $167,000 (30 June 2001: $54,000, 30 June 2000: $24,000). In addition, Telecom makes available telecommunications services free of charge or at reduced rates to the community, principally the 111 emergency service, and also provides substantial support to educational and charitable organisations.

--------------------------------------------------------------------------------

NOTE 4 ABNORMAL ITEMS

================================================================================
                                                                Telecom Group
                                                              Year ended 30 June
                                                              ------------------
                                                              2002   2001   2000
(Dollars in millions)                                          $      $      $
--------------------------------------------------------------------------------
Abnormal Revenues

Revenue recognition                                             --   (12)    --
Sale of AAPT Sat-Tel Pty Limited                                --    --     15
                                                               ---   ---     --
                                                                --   (12)    15
                                                               ===   ===     ==

Abnormal Expenses

Write-down of goodwill and other AAPT assets                   850    --     --
Close-down of CDMA rollout in Australia                         12   215     --
Write-off of network assets and project costs                   --    41     --
                                                               ---   ---     --
                                                               862   256     --
                                                               ===   ===     ==

Abnormal Revenues

Revenue Recognition - Change in Accounting Policy

In June 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Previously, revenue on these products had been recognised at the time of sale and billing respectively. Under the new policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided. This change was made to align with international accounting guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products.

The impact of this change in accounting policy was a one-off deferral of revenue of $12 million. This was made up of a deferral of cellular revenue of $10 million and Internet revenue of $2 million.

Sale of AAPT Sat-Tel Pty Limited

In March 2000, AAPT completed the sale of its wholly owned subsidiary AAPT Sat-Tel Pty Limited to New Skies Networks Australia Pty Limited. Included in the Consolidated Statement of Financial Performance were post acquisition profits relating to this sale, before minority interests, of $15 million.

--------------------------------------------------------------------------------

Abnormal Expenses

Write-down of goodwill and other AAPT assets

In 2002 Telecom performed a review of the carrying value of assets included in the consolidated financial statements as a result of the acquisition of AAPT. An assessment of the fair value of AAPT was performed based on the discounted expected future cash flows of AAPT. It was determined that the fair value of AAPT was less than the carrying value in the consolidated financial statements and that this shortfall was other than temporary. Accordingly, a write-down of $850 million has been included in the financial results for the year ended 30 June 2002. This diminution in value reflects significant negative industry and economic trends impacting AAPT's operations and expected future growth rates for the Australian telecommunications market.

The apportionment of this write-down is shown below:

================================================================================
                                                                            2002
(Dollars in millions)                                                        $
--------------------------------------------------------------------------------
(i)   Advance to associate                                                   133
(ii)  Spectrum licences                                                      124
(iii) Goodwill                                                               593
                                                                             ---
                                                                             850
                                                                             ===

(i) AAPT has provided a shareholder advance to its associate AOL|7 totalling A$115 million (NZ$133 million). This sum is not expected to be recoverable.

(ii) Where changing network construction plans have meant that spectrum is no longer expected to be utilised, or where the present value of expected cash flows to be generated from use of spectrum does not support the carrying value of the asset, spectrum licences have been written down to expected recoverable amount.

(iii) The remainder of the difference between the assessed fair value of AAPT and the carrying value in the Telecom Group financial statements, after allowing for the other asset write-downs described above, has been recorded as a write-down in the value of goodwill arising from Telecom's acquisition of AAPT.

Close-down of CDMA rollout in Australia

In May 2001, Telecom announced that AAPT and Lucent Technologies ("Lucent") had agreed to close-down the rollout of the Australian CDMA mobile network and to work co-operatively together to resolve outstanding issues.

As part of the activities to close-down the project, AAPT identified all amounts actually spent or contractually committed in connection with the project. Costs incurred in connection with the project included costs of fixed assets, payments to Lucent and other suppliers, costs associated with site acquisition, costs of labour and consultants employed on the project and other miscellaneous costs. Committed costs consisted primarily of lease commitments, further payments to suppliers and other project expenditure. An assessment was carried out to determine the realisable value of assets acquired, either through sale or redeployment, as well as the extent to which committed costs could be mitigated.

A charge was recognised in the year ended 30 June 2001 for the cost of writing off project costs capitalised to work in progress and providing for the discounted present value of contractually committed future expenditure to the extent that this could not be mitigated via negotiation or assignment.

The total charge to abnormal expenses was $215 million. This represented $159 million for writing off project costs to date and $56 million to provide for future commitments.

In the year ended 30 June 2002 an additional charge of $12 million has been recognised to reflect the final cost of closing down the CDMA network. This resulted from greater than expected losses incurred on the disposal of equipment acquired as part of the CDMA project. The CDMA close-down has now been completed and no further costs are expected to arise from it.

--------------------------------------------------------------------------------

Write-off of network assets and project costs

As part of a review of network assets in the year ended 30 June 2001, certain assets were identified as no longer being required for business operations. These assets were determined to have no residual value and were fully written-off at 30 June 2001.

The majority of the write-off related to assets acquired in connection with the deployment of residential hybrid fibre/coax ("HFC") cable by First Media Limited (a wholly owned Telecom subsidiary). A decision was made in 1998 to discontinue the deployment and the costs of terminating the roll-out and reorganising First Media Limited were provided for in the financial year ended 31 March 1998. The cable assets were retained for the provision of future services, however the usage of these assets subsequently fell to minimal levels and the decision was taken to decommission the network. A total charge of $22 million was included in the results for the year ended 30 June 2001, representing the cost of writing off HFC cables and network equipment and minor decommissioning costs.

The remainder of the abnormal charge represented the costs of writing off other network equipment made surplus by changing business requirements and the cost of expensing accumulated balances in respect of projects that did not result in capitalisable assets to the Group.

NOTE 5 DEPRECIATION AND AMORTISATION

================================================================================
                                                                 Telecom Group
                                                              Year ended 30 June
                                                              ------------------
                                                              2002   2001   2000
(Dollars in millions)                                          $       $      $
--------------------------------------------------------------------------------
Depreciation (see Note 13)                                     704    619    583
Amortisation                                                   111    103     44
                                                               ---    ---    ---
                                                               815    722    627
                                                               ===    ===    ===

NOTE 6 INTEREST

===============================================================================
                                                                Telecom Group
                                                             Year ended 30 June
                                                             ------------------
                                                             2002   2001   2000
(Dollars in millions)                                         $       $      $
-------------------------------------------------------------------------------
Interest expense:
   Fixed loans                                                217    217    108
   Finance leases                                              --      1      2
   Other interest                                             125    176    126
   Capital notes                                               82     82     81
   Convertible notes                                           16      2     --
                                                              ---    ---    ---
                                                              440    478    317
Less interest capitalised                                     (10)   (44)   (18)
                                                              ---    ---    ---
Total interest expense                                        430    434    299
                                                              ===    ===    ===

Parent Company

Interest income and interest expense comprise interest received from and paid to subsidiary companies.

--------------------------------------------------------------------------------

NOTE 7 INCOME TAX

The income tax expense / (credit) is determined as follows:

======================================================================================
                                                 Telecom Group        Parent Company
                                              Year ended 30 June    Year ended 30 June
                                              -------------------   ------------------
                                              2002   2001    2000      2002   2001
(Dollars in millions)                          $      $       $         $      $
--------------------------------------------------------------------------------------
Earnings before income tax                    175    944    1,165       731    254
                                              ===    ===    =====      ====   ====

Tax at current rate of 33%                     58    312      384       241     84
Adjustments to taxation for permanent
   differences:
      Intercompany dividends                   --     --       --      (164)  (143)
      Write-down of goodwill and other AAPT
         assets                               281     --       --        --     --
      Gain on sale of subsidiary               --     --       --      (126)    --
      Other                                    26    (29)     (16)       (1)    (3)
                                              ---    ---    -----      ----   ----
Income tax expense / (credit)                 365    283      368       (50)   (62)
                                              ===    ===    =====      ====   ====

The income tax expense / (credit) is
   represented by:

      Current taxation                        330    272      321       (50)   (62)
      Deferred taxation                        44     14       47        --     --
      Over-provided in prior years             (1)    (3)      --        --     --
      Change in accounting policy              (8)    --       --        --     --
                                              ---    ---    -----      ----   ----
                                              365    283      368       (50)   (62)
                                              ===    ===    =====      ====   ====

Deferred income tax expense / (credit)
   results from the following:

      Depreciation                             51     (6)      32        --     --
      Provisions, accruals and other            4      1       --        --     --
      Year 2000 expenditure                     7      2        8        --     --
      Restructuring provisions                 --      2        7        --     --
                                              ---    ---    -----      ----   ----
                                               62     (1)      47        --     --
                                              ===    ===    =====      ====   ====

======================================================================================
                                                        Telecom Group   Parent Company
                                                           30 June          30 June
                                                        -------------   --------------
                                                        2002    2001      2002   2001
(Dollars in millions)                                    $       $         $      $
--------------------------------------------------------------------------------------
Current taxation:
   Balance at the beginning of the year                   12      23       --      6
   Total taxation (expense) / credit in the
      current year                                      (330)   (272)      50     62

   Taxation paid                                         304     184       --     --
   Supplementary dividend tax credit
      - previous year fourth quarter final                12      25       12     25
      - first, second and third quarter interims          38      34       38     34
   Tax loss offset with subsidiary companies              --      --      (50)   (68)
   Supplementary dividend tax credit offset with
   subsidiary companies                                   --      --      (50)   (59)
   Over provided in prior year                             5       3       --     --
   Other                                                 (32)     15       --     --
                                                        ----    ----      ---    ---
Prepaid income tax (see Note 9)                            9      12       --     --
                                                        ====    ====      ===    ===

--------------------------------------------------------------------------------

=====================================================================================
                                                       Telecom Group   Parent Company
                                                          30 June          30 June
                                                       -------------   --------------
                                                       2002    2001      2002   2001
(Dollars in millions)                                   $       $         $      $
-------------------------------------------------------------------------------------
Deferred taxation:
   Balance at the beginning of the year                 (23)    (13)      --     25
   Provided in the current year                         (44)    (14)      --     --
   Supplementary dividend tax credit
      - previous year fourth quarter final               --     (25)      --    (25)
    Under provided in prior year                         (4)     --       --     --
    Change in accounting policy                           8      --       --     --
   Other                                                 (8)     29       --     --
                                                       ----    ----      ---    ---
Deferred taxation                                       (71)    (23)      --     --
                                                       ====    ====      ===    ===

Deferred taxation balances consist of the following:
   Depreciation                                        (167)   (121)      --     --
   Provisions, accruals and other                        69      51       --     --
   Year 2000 expenditure                                  2       9       --     --
   Tax losses in overseas subsidiary                     25      38       --     --
                                                       ----    ----      ---    ---
                                                        (71)    (23)      --     --
                                                       ====    ====      ===    ===

In accordance with the Income Tax Act 1994, Telecom received tax credits from the Inland Revenue Department equivalent to the supplementary dividends paid.

AAPT has not recognised in its deferred taxation balance the tax effect of accumulated losses and timing differences amounting to A$52 million at 30 June 2002 (30 June 2001: A$11 million), based on the Australian corporation tax rate of 30%. Obtaining the benefits of the deferred tax balance is dependent upon deriving sufficient assessable income, meeting conditions for deductibility and complying with Australian tax legislation.

NOTE 8 SHORT-TERM INVESTMENTS

================================================================================
                                                                   Telecom Group
                                                                      30 June
                                                                   -------------
                                                                    2002   2001
(Dollars in millions)                                                $       $
--------------------------------------------------------------------------------
Short-term deposits                                                 220      55
Government securities                                                10      10
Other money market securities                                        --      50
                                                                    ---     ---
                                                                    230     115
                                                                    ===     ===

NOTE 9 RECEIVABLES AND PREPAYMENTS

================================================================================
                                                                  Telecom Group
                                                                     30 June
                                                                  --------------
                                                                   2002   2001
(Dollars in millions)                                               $       $
-------------------------------------------------------------------------------
Trade receivables                                                   822     833
Less allowance for doubtful accounts                                (73)    (78)
                                                                  -----   -----
                                                                    749     755
Unbilled rentals and tolls                                          216     181
Prepaid income tax (see Note 7)                                       9      12
Prepaid expenses and other receivables                              137      95
                                                                  -----   -----
                                                                  1,111   1,043
                                                                  =====   =====

--------------------------------------------------------------------------------

NOTE 10 INVENTORIES

===============================================================================
                                                                  Telecom Group
                                                                     30 June
                                                                  -------------
                                                                  2002    2001
(Dollars in millions)                                              $        $
-------------------------------------------------------------------------------
Maintenance materials and consumables                               1       1
Goods held for resale                                              10      14
Revenue work in progress                                           12      15
Materials for self-constructed assets                              18      17
                                                                   --      --
                                                                   41      47
Less provision for inventory obsolescence                          (7)     (9)
                                                                   --      --
                                                                   34      38
                                                                   ==      ==

NOTE 11 LONG-TERM INVESTMENTS

===============================================================================
                                                Telecom Group    Parent Company
                                                   30 June          30 June
                                                -------------    --------------
                                                 2002    2001     2002     2001
(Dollars in millions)                              $      $        $        $
-------------------------------------------------------------------------------
Term deposits                                     --       21       --       --
International telecommunications investments      18       18       --       --
Associate companies (see Note 23):
   Investments (refer below)                      --       --       --       --
   Advances (see Note 22)                        127      280       --       --
Shares in listed companies (refer below)         359      359      359      359
Other long-term investments                      362       59       --       --
Subsidiary companies (see Note 23):
   Shares                                         --       --    3,645    2,962
   Term loans, net                                --       --    1,418    2,631
                                                 ---      ---    -----    -----
                                                 866      737    5,422    5,952
                                                 ===      ===    =====    =====

Associate Company Investments

===============================================================================
                                                                  Telecom Group
                                                                     30 June
                                                                  -------------
                                                                   2002    2001
(Dollars in millions)                                               $        $
-------------------------------------------------------------------------------
Cost of investment in associates                                    46      45
Opening balance of share of associates' equity                     (45)    (15)
Share of associates' losses                                         (1)    (18)
Dividends received from associates applied to carrying value        --     (18)
Net exchange difference on translation of associate                 --       6
                                                                   ---     ---
Equity accounted value of the investment                            --      --
                                                                   ===     ===

Shares in Listed Companies

During the year ended 30 June 2001, Telecom purchased a 12% stake in Sky Network Television Limited ("Sky"). At 30 June 2002, based on the Sky share price of $4.35, the market value of Telecom's investment in Sky was $203 million (30 June 2001: $159 million, based on a share price of $3.40).

During the year ended 30 June 2000, Telecom purchased a 10% stake in Independent Newspapers Limited ("INL") and a 2% stake in eVentures Limited ("eVentures"). At 30 June 2002, based on INL and eVentures share prices of $3.75 and $0.32 respectively, the market values of Telecom's investments in INL and eVentures were $145 million and $2 million respectively (30 June 2001: $149 million and $1 million, based on share prices of $3.85 and $0.26 respectively).

--------------------------------------------------------------------------------

NOTE 12 INTANGIBLES

===============================================================================
                                                                  Telecom Group
                                                                     30 June
                                                                  -------------
                                                                   2002    2001
(Dollars in millions)                                               $       $
-------------------------------------------------------------------------------
Goodwill (see Note 4)                                             1,059   1,878
Spectrum licences (see Note 4)                                       38     166
                                                                  -----   -----
                                                                  1,097   2,044
                                                                  =====   =====

NOTE 13 FIXED ASSETS

===================================================================================================
                                                           Telecom Group
                                 ------------------------------------------------------------------
                                      Tele-        Capital                          Other
                                 communications    work in   Freehold               fixed
                                    equipment     progress     land     Buildings   assets    TOTAL
(Dollars in millions)                   $             $          $          $         $        $
---------------------------------------------------------------------------------------------------
Cost                                  8,995          280        110        607      1,050    11,042
Less accumulated depreciation        (5,123)          --         --       (281)      (812)   (6,216)
                                     ------          ---        ---       ----      -----    ------
Net book value at 30 June 2002        3,872          280        110        326        238     4,826
                                     ======          ===        ===       ====      =====    ======
Depreciation expense 2002               561           --         --         24        119       704
                                     ======          ===        ===       ====      =====    ======
Cost                                  8,347          613        123        539        993    10,615
Less accumulated depreciation        (4,738)          --         --       (257)      (719)   (5,714)
                                     ------          ---        ---       ----      -----    ------
Net book value at 30 June 2001        3,609          613        123        282        274     4,901
                                     ======          ===        ===       ====      =====    ======
Depreciation expense 2001               495           --         --         30         94       619
                                     ======          ===        ===       ====      =====    ======

Values Ascribed to Land and Buildings

Telecom's properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network. The Directors estimate that the fair valuation of land and buildings (excluding properties designated for disposal) is approximately equivalent to their net book value as at 30 June 2002, taking into account their integral value to the network.

Included in land and buildings at 30 June 2002 are properties held for sale at their estimated realisable value of $8 million (30 June 2001: $11 million).

Operating Leases

Included in telecommunications equipment at 30 June 2002 is equipment (principally customer premises equipment) leased to customers under operating leases with a cost of $392 million (30 June 2001: $318 million) together with accumulated depreciation of $299 million (30 June 2001: $276 million).

Included in buildings at 30 June 2002 are buildings on leasehold land with a cost of $18 million (30 June 2001: $11 million) together with accumulated depreciation of $3 million (30 June 2001: $3 million).

Finance Leases

Included in telecommunications equipment at 30 June 2002 are assets capitalised under finance leases with a cost of $1,379 million (30 June 2001: $1,172 million) together with accumulated depreciation of $634 million (30 June 2001:
$539 million).

--------------------------------------------------------------------------------

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

NOTE 14 ACCOUNTS PAYABLE AND ACCRUALS

================================================================================
                                                                   Telecom Group
                                                                      30 June
                                                                   -------------
                                                                    2002    2001
(Dollars in millions)                                                $        $
--------------------------------------------------------------------------------
Trade accounts payable                                               896   1,106
Accrued personnel costs                                               93      72
Revenue billed in advance                                             77      84
Accrued interest                                                      79      86
Other accrued expenses                                                85      56
                                                                   -----   -----
                                                                   1,230   1,404
                                                                   =====   =====

Parent Company

Accounts payable and accruals comprise non-resident withholding tax and other sundry payable balances.

NOTE 15 PROVISIONS

================================================================================
                                                                   Telecom Group
                                                                      30 June
                                                                   -------------
                                                                    2002   2001
(Dollars in millions)                                                 $      $
--------------------------------------------------------------------------------
Current:
   Provision for close-down of CDMA rollout in Australia              5     54
   Onerous contracts provision                                       --      5
                                                                    ---    ---
                                                                      5     59
                                                                    ===    ===

Non-current:
   Provision for close-down of CDMA rollout in Australia             --      2
                                                                    ---    ---
                                                                     --      2
                                                                    ===    ===

Close-down of CDMA rollout in Australia

During the year ended 30 June 2001, estimated costs of $56 million were identified in relation to the close-down of the Australian CDMA rollout, the majority of which relates to the cost of settling lease liabilities and other non-cancellable commitments. During the year ended 30 June 2002, costs of $51 million were charged against this provision.

--------------------------------------------------------------------------------

Onerous Contracts

During the three months ended 30 June 1999, estimated costs of $22 million to buy-out the terms of certain onerous contracts were identified and provided for. During the year ended 30 June 2002, costs of $5 million were charged against this provision (30 June 2001: $3 million).

NOTE 16 DEBT DUE WITHIN ONE YEAR

================================================================================
                                                                   Telecom Group
                                                                      30 June
                                                                   -------------
                                                                    2002    2001
(Dollars in millions)                                                $       $
--------------------------------------------------------------------------------
Long-term debt maturing within one year (see Note 17):
   Bonds and other loans                                             581     602
   Finance leases                                                     --      21
                                                                   -----   -----
                                                                     581     623
Short-term debt:
   Australian commercial paper                                       156     681
   Other commercial paper                                            323     384
   Notes                                                             118     149
   Other loans                                                        --     328
                                                                   -----   -----
                                                                     597   1,542
                                                                   -----   -----
                                                                   1,178   2,165
                                                                   =====   =====

The weighted average interest rates at 30 June 2002 (inclusive of the effects of hedging) were 4.84% for Australian commercial paper, 4.85% for other commercial paper and 5.85% for notes (30 June 2001: 5.05%, 5.08% and 6.47%). The effective interest rate on other loans at 30 June 2001 was 6.57%.

Australian commercial paper comprises amounts issued under the AAPT Finance Pty Limited A$800 million Commercial Paper and Medium Term Note Programme (guaranteed by AAPT Limited) and Telecom's A$1.5 billion Short Term Note and Medium Term Note Programme. Issues outstanding at 30 June 2002 are denominated in Australian dollars and are stated inclusive of the effects of hedging transactions.

Other commercial paper comprises amounts issued under Telecom's US$1 billion European Commercial Paper Programme and Telecom's $200 million Asian Commercial Paper Programme. Issues outstanding at 30 June 2002 are denominated in US dollars and are stated inclusive of the effect of hedging transactions.

Notes comprise amounts issued under Telecom's $500 million note facility.

Other loans consisted of a borrowing of GBP 94.6 million which was swapped into $328 million. A forward purchase commitment was entered into whereby Telecom bought GBP 100 million preference shares to satisfy the GBP 94.6 million borrowing. This transaction was settled in October 2001.

As at 30 June 2002 Telecom had committed stand-by credit facilities of US$400 million with various major banks. Telecom also had committed overdraft facilities of $20 million with New Zealand banks. There are no material compensating balance requirements associated with these facilities. At 30 June 2002 AAPT had a committed overdraft facility of A$20 million with an Australian trading bank.

--------------------------------------------------------------------------------

NOTE 17 LONG-TERM DEBT

==============================================================================
                                                                 Telecom Group
                                                                    30 June
                                                                 -------------
                                                                  2002    2001
(Dollars in millions)                                               $       $
------------------------------------------------------------------------------
TeleBonds                                                          448     431
Eurobonds                                                          298     411
Euro Medium Term Notes                                           2,873   1,650
Swiss franc issue                                                  150     150
Convertible Notes                                                  300     300
Capital Notes                                                      950     950
Finance leases (see Note 20)                                        --      21
Other loans                                                         25      26
                                                                 -----   -----
                                                                 5,044   3,939
Less unamortised discount                                          (29)    (18)
                                                                 -----   -----
                                                                 5,015   3,921
Less long-term debt maturing within one year  (see Note 16)       (581)   (623)
                                                                 -----   -----
                                                                 4,434   3,298
                                                                 =====   =====
Schedule of Maturities:

Due 1 to 2 years (7.70%*)                                          434     574
Due 2 to 3 years (8.45%*)                                          806     421
Due 3 to 4 years (7.26%*)                                          554     777
Due 4 to 5 years (8.53%*)                                          700     172
Due over 5 years (7.93%*)                                        1,940   1,354
                                                                 -----   -----
Total due after one year (8.00%*)                                4,434   3,298
                                                                 =====   =====

(* weighted average effective interest rate for Telecom Group - includes the effect of hedging transactions, see Note 19)

TeleBonds

TCNZ Finance Limited, a subsidiary of the Company, offers bonds ("TeleBonds") to institutional and retail investors. These are issued as income, compounding, or zero coupon bonds and are offered on a continuous basis for a term of from one to ten years as stipulated by the investor. The interest or discount rate on offer, as the case may be, is generally adjusted relative to Government debt securities and, upon issue of the TeleBonds, is fixed for the period of the investment.

TeleBonds have interest rates ranging from 6.25% to 9.60% and maturity dates between April 2003 and April 2016.

Eurobonds

Eurobonds are issued by TCNZ Finance Limited and have the following interest rates and maturity dates:

==============================================================================
                                                                 Telecom Group
                                                                    30 June
                                                                 -------------
                                                                  2002   2001
(Dollars in millions)                                              $       $
------------------------------------------------------------------------------
6.5% due 11 October 2001                                            --    113
9.25% due 1 July 2002                                               66     66
7.5% due 14 July 2003                                               82     82
6.75% due 11 October 2005                                          150    150
                                                                   ---    ---
                                                                   298    411
                                                                   ===    ===

Eurobonds issued with a maturity of 11 October 2005 is denominated in US dollars. A cross currency interest rate swap has been entered into to manage the currency and interest rate risk exposure. The effective NZ dollar interest rates for the issue is 8.44%. The issue with a maturity date of 11 October 2001 that matured during the current financial year was also denominated in US dollars. All other issues are denominated in NZ dollars.

--------------------------------------------------------------------------------

Euro Medium Term Notes

TCNZ Finance Limited launched a US$1 billion Euro Medium Term Notes ("EMTN") programme in March 2000. In May 2001 the programme was increased to US$2 billion. Both public debt transactions and private placements can be issued under the programme.

==============================================================================
                                                                 Telecom Group
                                                                    30 June
                                                                 -------------
                                                                  2002    2001
(Dollars in millions)                                               $       $
------------------------------------------------------------------------------
5.5% due 19 April 2005, euro denominated                           769     769
6.0% due 14 March 2006, GBP denominated                            332      --
1.85% due 5 June 2007, yen denominated                             412     412
6.125% due 12 December 2008, GBP denominated                       690      --
6.75% due 14 December 2011, USD denominated                        559      --
Various private placements                                         111     469
                                                                 -----   -----
                                                                 2,873   1,650
                                                                 =====   =====

The private placements are denominated in yen and have interest rates ranging from 0.9% to 2.0% with maturity dates ranging from 12 June 2003 to 8 June 2009.

Cross currency and interest rate swaps have been entered into to manage the EMTN's currency and interest rate risk exposures. The effective interest rates range from 6.73% to 9.06%.

Swiss Franc Issue

A Swiss franc bond has been issued by TCNZ Finance Limited with the following interest rate and maturity date:

==============================================================================
                                                                 Telecom Group
                                                                    30 June
                                                                 -------------
                                                                  2002   2001
(Dollars in millions)                                               $      $
------------------------------------------------------------------------------
3.25% due 27 May 2003                                              150    150
                                                                   ===    ===

Cross currency and interest rate swaps have been entered into to manage the currency and interest rate risk exposure. The effective NZ dollar interest rate for this issue is 8.07%.

Convertible Notes

In May 2001, Telecom New Zealand Finance Limited, a Telecom financing subsidiary, issued NZ dollar denominated convertible notes for an aggregate principal amount of $300 million. The notes were issued for a term of seven years and pay a fixed coupon of 5.4%. The notes mature in 2008, at which point the holder can elect to either have the notes redeemed in cash or converted into ordinary shares in the Company at a conversion rate of $8.275 per share. These notes are subordinated to other indebtedness of Telecom and rank equally with Capital Notes.

--------------------------------------------------------------------------------

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

In February 1998, Telecom New Zealand Finance Limited, issued to certain qualified institutional buyers in the United States of America, under an Offering Memorandum pursuant to US SEC Rule 144A, an aggregate principal amount of face value US$150 million 6.25% Restricted Capital Securities and US$150 million 6.5% Restricted Capital Securities for an initial term of five and ten years respectively. Telecom has entered into currency swaps to remove the exposure to exchange rate fluctuations that would otherwise result from the issue of US Capital Securities. The effective interest rates range from 7.45% to 8.14%. The Restricted Capital Securities rank pari passu with the TeleNotes issued in New Zealand and are similar in all material respects.

Finance Lease Obligations

==============================================================================
                                                                 Telecom Group
                                                                    30 June
                                                                 -------------
                                                                  2002   2001
(Dollars in millions)                                               $      $
------------------------------------------------------------------------------
Finance lease obligations denominated in Japanese yen              --     21
                                                                  ---     --
                                                                   --     21
                                                                  ===     ==

Finance lease obligations (see Note 20) had interest rates ranging from 1.64% to 2.46%.

Included in long-term investments at 30 June 2001 (see Note 11) were Japanese yen term deposits amounting to $21 million which effectively hedged the finance lease obligations denominated in Japanese yen as noted above. The deposits had the same maturities as the finance lease obligations they were hedging, and interest rates that ranged from 3.68% to 4.20%.

Other Loans

Other loans have interest rates ranging from 1.0% to 5.1% and maturity dates between March 2003 and December 2006.

--------------------------------------------------------------------------------

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

Contributed Capital

Movements in the Company's issued ordinary shares were as follows:

================================================================================
                                                          Telecom Group
                                                       Year ended 30 June
                                                   -----------------------------
                                                       2002            2001
                                                      Number          Number
--------------------------------------------------------------------------------
At beginning of year                               1,856,794,360   1,755,413,443
Shares issued under the dividend reinvestment
   plan                                               16,301,970      10,380,917
Shares issued under the restricted share scheme          286,139              --
Shares issued under the Australian executive
   option scheme                                          25,658              --
Issue of shares pursuant to equity placement                  --      91,000,000
                                                   -------------   -------------
At end of year                                     1,873,408,127   1,856,794,360
                                                   =============   =============

Each of the ordinary shares confers on the holder the right to vote at any general meeting of the Company except that the Company's Constitution provides for certain restrictions on voting, including where a holder holds more than 10% of the ordinary shares in breach of shareholding limitations.

In May 2001 Telecom undertook an equity placement in order to pay-down existing debt, strengthen Telecom's balance sheet and enhance future financial flexibility. Ninety-one million shares were issued at $5.50 per share.

Foreign Currency Translation Reserve

Movements in Telecom's foreign currency translation reserve are reconciled below:

================================================================================
                                                                Telecom Group
                                                              Year ended 30 June
                                                              ------------------
                                                                 2002    2001
(Dollars in millions)                                             $       $
--------------------------------------------------------------------------------
Balance at beginning of year                                      (12)    49
Net exchange difference on translation of independent
   overseas subsidiaries                                         (188)   (67)
Net exchange difference on translation of overseas
   associate company                                               --     (6)
Hedge of net investment in an independent overseas
   subsidiary                                                      (3)    12
                                                                 ----    ---
Total movement for year                                          (191)   (61)
                                                                 ----    ---
Balance at end of year                                           (203)   (12)
                                                                 ====    ===

--------------------------------------------------------------------------------

Telecom Incentive Schemes

An executive share option scheme has operated since 1994. During the year the Board reviewed the effectiveness of the scheme and concluded that certain changes were required to ensure that the scheme continues to meet its key objectives. Consequently the existing executive share option scheme was changed to include both executives and senior employees and the Telecom Restricted Share Scheme and Telecom Australian Executive Option Scheme were established.

Telecom Share Option Scheme

Telecom has operated an executive share option scheme whereby certain key executives are granted a number of options to purchase ordinary shares in the Company. During the current year the scheme was expanded to give both key executives and senior employees the option to participate in the scheme. Each option granted will convert to one ordinary share on exercise (provision is made for adjustment in certain circumstances). A participant may exercise his or her options (subject to employment conditions) any time during a prescribed period commencing at least one year from the date on which the options are conferred. Options have been issued with a maximum term of six years. New ordinary shares will be issued in accordance with the Constitution upon the exercise of options. The price payable on exercise will be equivalent to the average daily closing price of Telecom shares reported on the New Zealand Stock Exchange for the days on which shares are traded in the month immediately preceding the date on which options are granted (subject to adjustment if the shares traded "cum dividend"). The options granted are determined by a committee of the Board of Directors pursuant to the share option scheme.

Information regarding options granted under the share option scheme is as follows:

                                                     Option price*   Number of
                                                           $          options
                                                     -------------   ----------
As at 30 June 2000                                        7.97        6,734,075
Granted                                                   6.55        6,390,927
Lapsed                                                    7.17       (1,788,880)
                                                          ----       ----------
As at 30 June 2001                                        7.30       11,336,122
Granted                                                   4.72       12,694,320
Lapsed                                                    5.94       (3,312,680)
                                                          ----       ----------
As at 30 June 2002                                        5.94       20,717,762
                                                          ====       ==========

                                         Options outstanding             Options currently exercisable
                               -----------------------------------   -------------------------------------
                                 Options     Price range   Price *     Remaining       Options     Price *
Period Granted                 outstanding        $           $      life* (years)   exercisable      $
----------------------------------------------------------------------------------------------------------
1 April 1996 - 31 March 1997        60,214      6.98         6.98         0.7            60,214      6.98
1 April 1997 - 31 March 1998       481,319   6.85 - 8.42     7.61         1.3           481,319      7.61
1 April 1998 - 31 March 1999     1,145,422   7.85 - 9.17     8.43         1.9         1,145,422      8.43
1 April 1999 - 30 June 1999      2,397,472      8.12         8.12         2.5         2,397,472      8.12
1 July 1999 - 30 June 2000         457,584   7.87 - 8.80     8.36         2.8           415,027      8.34
1 July 2000  - 30 June 2001      5,123,878   5.19 - 7.86     6.59         3.6         3,738,423      6.48
1 July 2001  - 30 June 2002     11,051,873   4.70 - 6.19     4.73         5.2           108,919      4.70
                                ----------                                            ---------
                                20,717,762                                            8,346,796
                                ==========                                            =========

* Weighted average

--------------------------------------------------------------------------------

Telecom Restricted Share Scheme

In September 2001 the Telecom Restricted Share Scheme ("RSS") was introduced for selected executives and senior employees of the Group. Under the RSS, company shares are issued to Telecom Trustee Limited, a Telecom subsidiary and purchased by participants using funds lent to them by the company and held on their behalf by Telecom Trustee Limited. Under the RSS the length of retention period before awards vest is flexible. Awards may vest in annual tranches. The price for each share under the RSS is the average end of day market price of Telecom shares reported on the New Zealand Stock Exchange for the days on which the exchange is open for trading in the month immediately preceding the date on which the share is allocated. If the individual is still employed by the Group at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. The balance of the loans owing to the Group at 30 June 2002 is $1 million. The shares awarded are determined by a committee of the Board of Directors pursuant to the RSS.

Information regarding shares awarded under the RSS is as follows:

                                                                       Number of
                                                                         shares
                                                                       ---------
As at 30 June 2001                                                           --
Awarded pursuant to RSS                                                 344,757
Returned to Telecom Trustee Limited                                     (58,618)
                                                                        -------
As at 30 June 2002                                                      286,139
                                                                        =======

Percentage of total ordinary shares                                        0.02%

Telecom Australian Executive Option Scheme

The Telecom Australian Executive Option Scheme ("AEOS") was introduced for selected executives and senior employees of the Group in September 2001. Under the scheme, participants are granted the option to purchase company shares at a strike price of $nil. Under the AEOS the exercise date and lapse date of each option is variable. Except under special circumstances, the options will be exercisable at the end of a specified period only if the individual is still employed by the Group. The options granted are determined by a committee of the Board of Directors pursuant to the AEOS.

Information regarding options granted under the AEOS is as follows:

                                                        Option price   Number of
                                                             $          options
                                                        ------------   ---------
As at 30 June 2001                                                           --
Granted                                                     Nil         361,535
Exercised                                                   Nil         (25,658)
Lapsed                                                      Nil         (61,377)
                                                            ---         -------
As at 30 June 2002                                          Nil         274,500
                                                            ===         =======

                                      Options outstanding          Options currently exercisable
                             -----------------------------------   -----------------------------
                               Options     Price     Remaining            Options     Price
Period Granted               outstanding     $     life* (years)        exercisable     $
------------------------------------------------------------------------------------------------
1 July 2001 - 30 June 2002     274,500      Nil         2.3                 --         --
                               =======                                     ===

* Weighted average

--------------------------------------------------------------------------------

Dividends

Dividends declared and provided by the Company are as follows:

=====================================================================================
                                                             Telecom Group
                                                           Year ended 30 June
                                                 ------------------------------------
                                                    2002         2001        2000
(Dollars in millions)                                 $            $           $
-------------------------------------------------------------------------------------
Previous year fourth quarter dividend paid               93           --           --
   Supplementary dividend                                13           --           --

First quarter dividend paid                              93           88          201
   Supplementary dividend                                13           10           25

Second quarter dividend paid                             93           88          201
   Supplementary dividend                                12           11           25

Third quarter dividend paid                              94           93          202
   Supplementary dividend                                12           13           25

Fourth quarter dividend paid                             --           --          202
   Supplementary dividend                                --           --           25
                                                 ----------   ----------   ----------
Total dividends                                         423          303          906
                                                 ==========   ==========   ==========

Fourth quarter dividend declared
   subsequent to balance date not
   provided for (see Note 28)                            94           93           --

Dividends per share (including
   dividends declared but not provided
   for, but excluding supplementary dividends)   20.0 cents   20.0 cents   46.0 cents

Telecom receives an equivalent tax credit from the Inland Revenue Department for the amount of supplementary dividends paid.

As disclosed in Note 1, Telecom has changed its policy for accounting for dividends declared subsequent to balance date and now discloses these by way of note rather than recognising a liability in the Statement of Financial Position.

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2002, 16,301,970 shares with a total value of $79 million were issued in lieu of a cash dividend (30 June 2001: 10,380,917 shares and $59 million).

--------------------------------------------------------------------------------

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

The purpose of Telecom's foreign currency hedging activities is to protect it from the risk that the eventual New Zealand dollar net cash flows, resulting from purchases from foreign suppliers and foreign currency borrowings and expenditure, will be adversely affected by changes in exchange rates. As at 30 June 2002, Telecom's net unhedged foreign exchange position relating to the aforementioned activities was not significant.

The notional principal or contract amounts outstanding are as follows:

================================================================================
                                                                   Telecom Group
                                                                      30 June
                                                                   -------------
                                                                    2002    2001
(Dollars in millions)                                 Maturities      $       $
--------------------------------------------------------------------------------
Cross currency interest rate swaps                     2003-2011   3,687   2,903
Interest rate swaps                                    2002-2011   3,345   3,321
Interest rate options                                         --      --     350
Forward exchange contracts                             2002-2005   2,061   1,949
Currency options
   Purchased puts                                             --      --      68
   Sold calls                                                 --      --       5

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

Parent Company

The Parent Company had no derivative contracts outstanding at 30 June 2002 and 2001.

--------------------------------------------------------------------------------

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

Telecom has certain derivative transactions that are subject to bilateral credit support agreements that require Telecom or the counterparty to post collateral to support mark-to-market valuation differences. No collateral has been posted by Telecom or any counterparty in the year ended 30 June 2002.

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

Fair Values of Financial Instruments

The estimated fair values of Telecom's financial instruments, which differ from the carrying values, are as follows:

==================================================================================================================
                                                                                Telecom Group
                                                                                  30 June
                                                         ---------------------------------------------------------
                                                                      2002                         2001
                                                         ---------------------------   ---------------------------
                                                         Carrying value   Fair value   Carrying value   Fair value
(Dollars in millions)                                           $              $              $              $
------------------------------------------------------------------------------------------------------------------
Applicable financial instruments on the balance sheet:
   Long-term investments - term deposits                         --             --             21             21
   Long-term investments - advances to associate
      companies                                                 127            127            151            151
   Long-term investments - shares in listed companies           359            350            359            309
   Long-term debt (see Note 17)                              (5,015)        (5,187)        (3,921)        (4,464)

Financial instruments with off-balance sheet risk:
   Interest rate swaps                                          (16)          (112)           (18)          (118)
   Cross currency interest rate swaps                            27            171             14            534
   Foreign currency forward exchange contracts                   --             (4)            --             76

Telecom anticipates that long-term debt will be held to maturity and, accordingly, settlement at the reported fair value of these financial instruments is unlikely.

--------------------------------------------------------------------------------

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

Long-Term Debt

The fair values of TeleBonds, Eurobonds, the Swiss franc issue, Capital Notes and Convertible Notes are estimated on the basis of the quoted market prices of Government debt securities of similar maturities plus a margin to reflect the rates available to Telecom for similar debt securities. The fair value of other long-term debt is based on current market interest rates available to Telecom for debt of similar maturities.

Cross Currency Interest Rate Swaps, Interest Rate Swaps, Forward Exchange Contracts, Foreign Currency Options and Interest Rate Options

The fair values are estimated on the basis of the quoted market prices of those instruments.

The carrying value of the cross currency interest rate swaps and interest rate swaps represents the accrued interest on these instruments.

--------------------------------------------------------------------------------

Repricing Analysis

The following table indicates the effective interest rates, the earliest period in which recognised financial instruments reprice and the extent to which these factors have been modified by off-balance sheet financial instruments. This information provides a basis for the evaluation of the interest rate risk to which Telecom is exposed in the future.

=============================================================================================================
                                        Weighted                                             Greater
                                        effective   Within    1-2     2-3     3-4     4-5     than
                                        interest    1 year   years   years   years   years   5 years   Total
(Dollars in millions)                     rate        $        $       $       $        $       $        $
-------------------------------------------------------------------------------------------------------------
Financial assets:
   Cash balances                          4.64%         82     --      --      --       --       --       82
   Investments                            2.21%        357     --      --      --       --       --      357

Financial liabilities:
   Debt                                   7.81%     (1,178)   (434)   (806)   (554)   (700)   (1,940)  (5,612)

Off-balance sheet instruments
   Interest rate swaps                               2,716    (220)   (490)   (521)   (150)   (1,335)      --
   Cross currency interest rate swaps               (3,060)     --     770     332     412     1,546       --
                                                    ------    ----    ----    ----    ----    ------   ------
30 June 2002 repricing profile                      (1,083)   (654)   (526)   (743)   (438)   (1,729)  (5,173)
                                                    ======    ====    ====    ====    ====    ======   ======
30 June 2001 repricing profile                        (418)   (723)   (583)   (497)   (899)   (1,981)  (5,101)
                                                    ======    ====    ====    ====    ====    ======   ======

NOTE 20 COMMITMENTS

Operating Leases

Minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for in respect of Australian CDMA lease commitments) are:

================================================================================
                                                                   Telecom Group
                                                                     30 June
                                                                   -------------
                                                                    2002   2001
(Dollars in millions)                                                $      $
--------------------------------------------------------------------------------
Payable within 1 year                                                 61     63
Payable within 1-2 years                                              51     57
Payable within 2-3 years                                              37     44
Payable within 3-4 years                                              23     28
Payable within 4-5 years                                              15     19
Payable thereafter                                                    63     78
                                                                     ---    ---
                                                                     250    289
                                                                     ===    ===

--------------------------------------------------------------------------------

Finance Leases

Lease commitments in respect of capitalised finance leases are:

================================================================================
                                                                   Telecom Group
                                                                      30 June
                                                                   -------------
                                                                    2002   2001
(Dollars in millions)                                                 $      $
--------------------------------------------------------------------------------
Payable within 1 year                                                --     22
Payable within 1-2 years                                             --      1
Payable within 2-3 years                                             --     --
Payable within 3-4 years                                             --     --
Payable within 4-5 years                                             --     --
                                                                    ---    ---
Total minimum lease payments                                         --     23
Future finance charges on finance leases                             --     (2)
                                                                     --    ---
Present value of net future minimum lease payments (see Note 17)     --     21
                                                                    ===    ===

Capital Commitments

At 30 June 2002, capital expenditure amounting to $85 million (30 June 2001:
$184 million) had been committed under contractual arrangements, with substantially all payments due within three years. The capital expenditure commitments principally relate to telecommunications network assets.

In addition Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom has commitments to acquire Southern Cross capacity of US$44 million due in the year ending 30 June 2003, US$28 million in the year ending 30 June 2004 and US$11 million in the year ending 30 June 2005.

Investment in Hutchison 3G Australia

Telecom has acquired a 19.9% stake in Hutchison 3G Australia ("H3G") for A$250 million. H3G will be a dedicated provider of "3rd Generation" wireless communications services in Australia.

In addition to this initial equity investment, Telecom had committed to provide a further A$150 million of equity to fund the venture's capital expenditure. This additional A$150 million of funding was provided to H3G in August 2002.

--------------------------------------------------------------------------------

NOTE 21 CONTINGENCIES

Contingent Assets

Telecommunications Service Obligation Receivable

In accordance with the Telecommunications Act 2001 ("the Act") Telecom's costs of meeting the Telecommunications Service Obligation ("TSO") are to be shared between industry participants.

Telecom is entitled to receive from other industry participants a contribution towards the TSO costs for the period 20 December 2001 to 30 June 2002.

The amount that Telecom will receive as a contribution towards its TSO costs is currently uncertain and will be set by the Commerce Commission through the process specified in the Act. This process is currently ongoing. Accordingly a receivable has not been recognised in the Statement of Financial Position at 30 June 2002.

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

Land Claims

As previously stated in Note 13, interests in land included in fixed assets purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be waahi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to the Company by the Government and/or by the Company to its subsidiary companies. In the event that land is resumed by the Government, there is provision for compensation to Telecom.

Financial Instruments

There are contingent liabilities in respect of outstanding contracts for the sale and purchase of foreign currencies, cross currency interest rate swaps, interest rate swaps, interest rate options and foreign currency options. No significant losses are anticipated in respect of these matters.

AAPT had issued bank guarantees totalling A$1 million as at 30 June 2002 (30 June 2001: A$17 million).

--------------------------------------------------------------------------------

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transactions. The amount of the maximum exposure under the guarantees is $707 million. The likelihood of losses in respect of these matters is considered to be remote.

Parent Company

The Parent Company has guaranteed, along with guaranteeing subsidiary companies, indebtedness of TCNZ Finance Limited amounting to $3,939 million (30 June 2001:
$3,499 million) under a guarantee dated 27 May 1997 and trust deeds dated 25 October 1988, 3 April 1992, 17 March 2000, 18 December 2000 and 11 May 2001, together with subsequent supplemental trust deeds and interest thereon. The Parent Company has issued further guarantees in relation to commercial paper and other treasury activities of TCNZ Finance Limited. The Parent Company has also provided intercompany guarantees to Telecom New Zealand Limited.

NOTE 22 RELATED PARTY TRANSACTIONS

Interest of Directors in Certain Transactions

Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom's directors are also non-executive directors of other companies, some of which include banking institutions that are involved in the provision of banking facilities to Telecom. At 30 June 2002 banking institutions with cross-directorships were the Australia and New Zealand Banking Group Limited, ANZ Banking Group, WestpacTrust Investments Limited and the Commonwealth Bank of Australia. Banking and financing transactions undertaken with these entities have been entered into on an arms-length commercial basis.

Russell McVeagh, of which John King was a partner until April 2002 and is now a consultant, provides legal services to Telecom from time to time on an arms-length commercial basis.

During the year ended 30 June 2002, Telecom paid $865,000 to Tyler & Company, of which Michael Tyler is Managing Director, for consulting services relating to the Internet business and mobile strategy. There is no balance owing to Tyler & Company at year end. During the year ended 30 June 2001, Telecom paid $1,192,000 to Tyler & Company, for consulting services relating to mobile and international strategy. There was no balance owing to Tyler & Company at year end.

In May 2001, Telecom sold its Mobile Radio business (including Fleetlink and trunked mobile radio) to TeamTalk Limited. At the time of sale, Active Equities Limited, of which Patsy Reddy (a Telecom director) is a shareholder and director, held approximately 62% of TeamTalk. Telecom acquired 19.9% of TeamTalk subsequent to the sale of the Mobile Radio business.

Advances to Associate Companies

As at 30 June 2002 Telecom had made a long-term shareholders' advance of US$62 million to Southern Cross Cables Holdings Limited at an interest rate of Libor + 0.75% (30 June 2001: US$61 million).

As at 30 June 2002 AAPT had made an interest-free advance of A$115 million to AOL|7 Pty Limited ("AOL|7") (formerly AOL Australia Pty Limited). This amount is not expected to be recoverable and accordingly has been written down to zero (refer Note 4). As at 30 June 2001 AOL|7 had also made an interest free advance of A$15 million to an AAPT subsidiary. The advance to AOL|7 was included in long-term investments net of the deposit.

--------------------------------------------------------------------------------

Other Transactions with Associate Companies

The Group provides Internet and communications services to AOL|7 and provides network operations and management services to Southern Cross in respect of its operations in New Zealand. The Group has also derived revenue from Southern Cross for the construction of network facilities in New Zealand. The Group also makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased on Southern Cross. Balances in respect of these transactions with associate companies are set out in the table below.

================================================================================
                                                                 Telecom Group
                                                              Year ended 30 June
                                                              ------------------
                                                              2002   2001   2000
(Dollars in millions)                                          $      $      $
--------------------------------------------------------------------------------
Revenue from associates                                        31     33     25
Expenses to associates                                        (15)    (6)    --

                                                                       30 June
                                                                     -----------
                                                                     2002   2001
(Dollars in millions)                                                 $      $
--------------------------------------------------------------------------------
Receivables from associates                                            1     10
Payables to associates                                                --     (1)

Dividends received from associate companies are disclosed in Note 2.

Parent Company

The Parent Company's transactions with subsidiary companies are set out in Notes 2 and 6.

Amounts due to subsidiary companies are for no fixed term and are at a weighted average interest rate of 6.56% at 30 June 2002 (30 June 2001: 6.52%).

Included within investments in subsidiary companies (see Note 11) at 30 June 2002 are net term loans of $1,418 million (30 June 2001: $2,631 million) advanced to subsidiary companies. These term loans have interest rates ranging between 0% and 9.8% (30 June 2001: 0% and 9.8%).

NOTE 23 SUBSIDIARY AND ASSOCIATE COMPANIES

At 30 June 2002, the significant companies of the Telecom Group and their activities were as follows:

                                     Country of      Interest
                                    incorporation      held             Principal activity
-------------------------------------------------------------------------------------------------------
Subsidiary Companies
Telecom New Zealand Limited         New Zealand        100%     Provides local, national, international
                                                                   and value-added telephone and data
                                                                   services.
Telecom Mobile Limited              New Zealand        100%     Provides cellular and other mobile
                                                                   telecommunications services.
Telecom Directories Limited         New Zealand        100%     Publishes telephone directories.
Xtra Limited                        New Zealand        100%     Internet service provider.
Boost Mobile New Zealand Limited    New Zealand         60%     Markets mobile telecommunications
                                                                   services.
Telecom Retail Holdings Limited     New Zealand        100%     Retailer of telecommunications products
                                                                   and services.
Telecom Cook Islands Limited        Cook Islands        60%     Provides telecommunications services
                                                                   in the Cook Islands.
TCNZ (UK) Investments Limited       United Kingdom     100%     A group finance company.
TCNZ (United Kingdom) Securities    United Kingdom     100%     A group finance company.
   Limited
TCNZ Finance Limited                New Zealand        100%     A group finance company.

--------------------------------------------------------------------------------

                                      Country of     Interest
                                    incorporation      held             Principal activity
-------------------------------------------------------------------------------------------------------
Telecom Investments Limited         New Zealand        100%     A group finance company.
Telecom New Zealand Finance         New Zealand        100%     A group finance company.
   Limited
TCNZ Financial Services Limited     New Zealand        100%     A group finance company.
Telecom Enterprises Limited         New Zealand        100%     A holding company.
Telecom Wellington Investments      New Zealand        100%     A holding company.
   Limited
Telecom Pacific Limited             New Zealand        100%     A holding company.
TCNZ Australia Investments Pty      Australia          100%     A holding company.
   Limited
Telecom Southern Cross Limited      New Zealand        100%     A holding company.
TCNZ (Bermuda) Limited              Bermuda            100%     A holding company.
Telecom Southern Cross Finance      Bermuda            100%     A group finance company.
   Limited
Telecom New Zealand Australia       Australia          100%     Provides international wholesale
   Pty Limited                                                     telecommunications services.
TCNZ Australia Pty Limited          Australia           95%     Provides outsourced telecommunications
                                                                   services.
Telecom New Zealand Japan           Japan              100%     Provides international wholesale
   Kabushiki Kaisha                                                telecommunications services.
Telecom New Zealand UK Limited      United Kingdom     100%     Provides international wholesale
                                                                   telecommunications services.
Telecom New Zealand (UK) Licences   United Kingdom     100%     Holds United Kingdom telecommunications
   Limited                                                         licences.
Telecom New Zealand USA Limited     United States      100%     Provides international wholesale
                                                                   telecommunications services.
AAPT Limited                        Australia          100%     Provides value added telecommunications
                                                                   services.
Cellular One Communications         Australia          100%     Provides mobile telecommunications
   Limited                                                         services.
Connect Internet Solutions Pty      Australia          100%     Internet service provider.
   Limited
Commerce Solutions Limited          Australia          100%     Provides e-commerce solutions.

Associate Companies
Pacific Carriage Holdings Limited   Bermuda             50%     A holding company.
Southern Cross Cables Holdings      Bermuda             50%     A holding company.
   Limited
AOL/7 Pty Limited                   Australia           33%     Internet service provider.
Aurora Energy AAPT Pty Limited      Australia           33%     Telecommunications services provider.

Other than Telecom New Zealand Australia Pty Limited and TCNZ Australia Pty Limited, which have a balance date of 31 March, the financial year-end of all significant subsidiaries and associates is 30 June. Where subsidiaries have a different balance date to the parent company the most recent management accounts have been used.

--------------------------------------------------------------------------------

NOTE 24 SEGMENTAL REPORTING

Geographic segments

Disclosure of revenues, earnings before interest and taxation, fixed assets and total assets on a geographical basis is set out below. Inter-segment sales are priced on an arms-length basis.

As at and for the year ended 30 June 2002

=================================================================================================================
                                                                       Telecom Group
                                            ---------------------------------------------------------------------
                                            New Zealand   Australian      Other     Eliminations &
                                             operations   operations   operations   Abnormal Items   Consolidated
(Dollars in millions)                            $            $             $              $               $
-----------------------------------------------------------------------------------------------------------------
Operating revenue
   External customers                          3,615         1,855           67            --            5,537
   Internal customers                             --             3           --            (3)              --
                                               -----         -----        -----          ----            -----
Total revenue                                  3,615         1,858           67            (3)           5,537
Earnings before interest and taxation          1,465            41           22          (940)             588
Segment fixed assets                           3,784           967           75            --            4,826
Segment total assets                           4,886         1,553        1,411           396            8,246

As at and for the year ended 30 June 2001

=================================================================================================================
                                                                       Telecom Group
                                            ---------------------------------------------------------------------
                                            New Zealand   Australian      Other     Eliminations &
                                             operations   operations   operations   Abnormal Items   Consolidated
(Dollars in millions)                            $            $             $              $               $
-----------------------------------------------------------------------------------------------------------------
Operating revenue
   External customers                          3,577        1,775          296             --           5,648
   Internal customers                             51           47           --            (98)             --
   Abnormal revenue                              (12)          --           --             --             (12)
                                               -----        -----          ---           ----           -----
Total revenue                                  3,616        1,822          296            (98)          5,636
Earnings before interest and taxation          1,318           56          307           (356)          1,325
Segment fixed assets                           3,872          941           88             --           4,901
Segment total assets                           5,327        1,922          982            741           8,972

--------------------------------------------------------------------------------

Industry segments

In 2002, Telecom reorganised the way it reports its financial results in line with the way the Telecom Group is operated and managed. Results are now reported for six operating segments and a corporate segment containing revenues and costs not allocated to the operating segments.

Four of the operating segments are principally based in New Zealand. These segments have been determined based on the different products and services they provide. These four segments are:

NZ Wireline - which comprises Telecom's fixed line and value added telephony services in New Zealand. Services include local, national, international and 0800 calling; data, broadband and leased line services; and a broad range of value added and intelligent network telephony services.

NZ Mobile - which is a provider of wireless voice and data services in New Zealand.

International - which reflects the operations of Telecom New Zealand International, a provider of international telecommunications. In 2002, the international business previously undertaken by the Australian Consumer/Business segments was taken over by the International segment. Due to the change in business model, it has not been practical to restate 2001 results to reflect this change. The transferred business is not significant to segment results.

Internet and Directories Services - which provides Internet access and publishes telephone directories in New Zealand.

Two of the operating segments are based in Australia. These segments have been identified based on the customer segments that they serve. These two segments are:

Australian Consumer - comprises a full range of fixed line and wireless products and services provided residential and small business customers in Australia.

Australian Business - comprises a full range of fixed line, wireless, e-commerce and IT and telecommunications integration services provided to corporate and business customers in Australia.

The accounting policies of the segments are the same as those set out in note 1. Intersegment sales are priced on an arms length basis.

Disclosure of revenues, earnings before interest and tax ("segment result") and total assets on an operating segment basis is set out below.

As at and for the year ended 30 June 2002

==================================================================================================================================
                                                                    Telecom Group
                        ----------------------------------------------------------------------------------------------------------
                                                           Internet &                                         Eliminations
                           NZ                   Inter-    Directories   Australian   Australian                & Abnormal
                        Wireline   NZ Mobile   national    Services      Consumer     Business    Corporate       Items      TOTAL
(Dollars in millions)       $          $          $           $             $            $            $            $           $
----------------------------------------------------------------------------------------------------------------------------------
Operating revenue
   External customers    2,545        588        285          304          880          897            38           --       5,537
   Internal customers      247        173        215            4           38           14            --         (691)         --
                         -----        ---        ---          ---          ---          ---         -----       ------       -----
Total revenue            2,792        761        500          308          918          911            38         (691)      5,537
Depreciation &
   Amortisation            371        144         47           14           37          101           101           --         815
Segment result           1,207        133         99          110           61          (17)         (143)        (862)/a/     588
Segment total assets     3,142        855        537          179          483          991         3,747       (1,688)/b/   8,246

/a/ Represents abnormal items, refer note 4
/b/ Represents the elimination of intersegment receivables, payables and investments

--------------------------------------------------------------------------------

As at and for the year ended 30 June 2001

==================================================================================================================================
                                                                    Telecom Group
                        ----------------------------------------------------------------------------------------------------------
                                                          Internet &                                          Eliminations
                           NZ                   Inter-    Directories   Australian   Australian                & Abnormal
                        Wireline   NZ Mobile   national    Services      Consumer     Business    Corporate       Items      TOTAL
(Dollars in millions)      $         $             $           $            $            $            $             $          $
----------------------------------------------------------------------------------------------------------------------------------
Operating revenue
   External customers    2,544        546        265          264          974           784          271          --        5,648
   Internal customers      269        179        197            4           20            35           --        (704)          --
   Abnormal revenue         --         --         --           --           --            --           --         (12)/a/      (12)
                         -----        ---        ---          ---          ---         -----        -----      ------        -----
Total revenue            2,813        725        462          268          994           819          271        (716)       5,636
Depreciation &
   Amortisation            388        116         36            9           13            60          100          --          722
Segment result           1,154        162         48          102           49             5           73        (268)/a/    1,325
Segment total assets     3,305        823        494           86          714         1,125        3,848      (1,423)/b/    8,972

/a/ Represents abnormal items, refer note 4
/b/ Represents the elimination of intersegment receivables, payables and investments

As at and for the year ended 30 June 2000

It is not practical to restate results prior to the 2001 fiscal year on the basis of the operating segments now presented. Accordingly, the segmental results below for the year ended 30 June 2000 are presented on the basis of the segmental reporting structure used in previous years. Under this structure, three operating segments were reported: Wireline, Wireless and AAPT.

The Wireline segment comprised all basic and value-added voice telephony and data services. These services included the provision and maintenance of basic connections between the customers premises and the public switched network, voice telephony calls originating on fixed lines (Local, National, International and Other Calling), value added services, data transmission services, directory services, dedicated leased lines, Internet services and offering interconnection to other service providers. The Wireless segment included a full range of wireless based telecommunications services including the provision of, connection to and usage of the cellular and paging networks. AAPT is Australia's third largest telecommunications carrier offering a wide range of fixed-line, data, Internet and mobile services. Operating segments included within the "all other" category generated revenue by developing software, supplying equipment and providing a network design, build and maintenance service (the network design, build and maintenance service business was sold in July 2000). These other segments do not meet the quantitative thresholds for determining reportable segments.

Excluding AAPT, these reportable segments were aggregations of similar products and services. AAPT was been managed by the Telecom Group as a stand-alone business. The accounting policies of the segments are the same as those described in the summary of significant accounting policies disclosed in Note 1.

The company generally accounts for intersegment sales of products and services at current market prices.

Telecom measured and evaluated the performance of reporting segments based on adjusted earnings from operations (defined as earnings before interest and tax, excluding abnormal items). This is the measure of segment result presented in the table below.

--------------------------------------------------------------------------------

==============================================================================================
                                                   Telecom Group
                        ----------------------------------------------------------------------
                                                                 Eliminations &
                        Wireline   Wireless   AAPT   All Other     Adjustments    Consolidated
(Dollars in millions)      $          $        $         $              $               $
----------------------------------------------------------------------------------------------
Operating revenue
   External customers    2,951       546       730      104           --              4,331
   Internal customers       16         8         6      130         (160)                --
Total revenue            2,967       554       736      234         (160)             4,331
Depreciation               436        99        26        7           15                583
Segment result           1,205       152        24       21            9/a/           1,411
Segment fixed assets     3,189       599       478       --          (16)/b/          4,250

/a/ Included within this column is the results of the Corporate office (net of a recovery from operating segments) whose activities are only incidental to the activities of Telecom. The Corporate office is not considered an operating segment under SFAS 131.
/b/ The adjustment/elimination for segment fixed assets relates primarily to Corporate office fixed assets net of the elimination of internal margins on assets constructed by the network design, build and maintenance service.

NOTE 25 RECONCILIATION OF NET (LOSS) / EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

================================================================================================
                                                           Telecom Group        Parent Company
                                                        Year ended 30 June    Year ended 30 June
                                                      ---------------------   ------------------
                                                       2002    2001    2000       2002   2001
(Dollars in millions)                                   $       $       $          $      $
------------------------------------------------------------------------------------------------
Net (loss) / earnings attributable to shareholders     (188)    643     783        781   316
Adjustments to reconcile net (loss) / earnings to
net cash flows from operating activities:
   Depreciation and amortisation                        815     722     627         --    --
   Bad and doubtful accounts                             60      58      43         --    --
   Deferred income tax                                   49      (1)     24         --    --
   Share of losses of associate companies                 1      18       6         --    --
   Minority interests in profits of subsidiaries         (3)     --       8         --    --
   Abnormal revenues and expenses                       862     268     (15)        --
   Other                                                (23)    (22)     (2)      (383)   --
Changes in assets and liabilities net of effects of
non-cash and investing and financing activities:
   (Increase) / decrease in accounts receivable
      and related items                                (105)   (222)   (127)        --     2
   Decrease in inventories                                4       1       6         --    --
   Increase / (decrease) in current taxation              8     108      34        (50)  (62)
   (Decrease) / increase in provisions                  (51)     (5)    (57)        --    --
   (Decrease) / increase in accounts payable
       and related items                                (78)    190     138          1     3
                                                      -----   -----   -----        ---   ---
Net cash flows from operating activities              1,351   1,758   1,468        349   259
                                                      =====   =====   =====        ===   ===

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

--------------------------------------------------------------------------------

The movements in the imputation credit accounts are detailed below:

===================================================================================
                                                  Telecom Group      Parent company
                                                     30 June            30 June
                                                ------------------   --------------
                                                2002   2001   2000    2002   2001
(Dollars in millions)                             $      $      $       $      $
-----------------------------------------------------------------------------------
Balance (credit) at the beginning of the year     (9)    (3)    (1)     (2)    20
New Zealand income tax paid                     (278)  (180)  (300)     --     --
Imputation credits attached to dividends
   received                                       (2)    (1)    (1)   (140)  (195)
Imputation credits attached to dividends paid    137    175    299     134    173
                                                ----   ----   ----    ----   ----
Balance (credit) at the end of the year         (152)    (9)    (3)     (8)    (2)
                                                ====   ====   ====    ====   ====

NOTE 27 ACQUISITION AND DISPOSAL OF SUBSIDIARIES

During the year ended 30 June 2001 Telecom acquired the remaining shares in AAPT that it did not already own. Total consideration paid was $635 million resulting in additional goodwill at the date of purchase of $548 million.

NOTE 28 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 8 August 2002, the Board of Directors approved the payment of a fourth quarter dividend of $94 million, representing 5 cents per share. In addition, a supplementary dividend totalling $13 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Sale of EDS Shares

Subsequent to balance date Telecom agreed to sell its 10% stake in EDS New Zealand Limited back to the EDS group. At 30 June 2002, this investment was carried on Telecom's Statement of Financial Position at historical cost of $46 million, within Other Long Term Investments (see Note 11). The investment was sold in September 2002 for the original purchase price and therefore no gain or loss arose on sale.

Provision of further equity to H3G

In August 2002, Telecom provided the remaining A$150 million of equity funding to H3G that it had committed to provide when it made its initial investment (refer Note 20). Telecom's ownership percentage of H3G did not change as a result of this transaction.

--------------------------------------------------------------------------------

NOTE 29 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

=============================================================================================================

                                              Net                  Earnings       Net (loss) /
                                            abnormal                before         earnings       Net (loss)/
                               Operating    revenue/             interest and   attributable to     earnings
(Dollars in millions, except    revenues   (expense)   EBITDA*     taxation       shareholders     per share
per share amounts)                 $           $          $           $               $                $
-------------------------------------------------------------------------------------------------------------
Quarter ended:
   30 September 2001             1,406         --         537         339             151            0.081
   31 December 2001              1,439         --         564         360             161            0.087
   31 March 2002                 1,365         --         573         366             168            0.090
   30 June 2002                  1,327       (862)       (271)       (477)           (668)          (0.357)
                                 -----       ----       -----       -----            ----           ------
Year ended 30 June 2002          5,537       (862)      1,403         588            (188)          (0.101)
                                 =====       ====       =====       =====            ====           ======

Quarter ended:
   30 September 2000             1,291         --         510         343             161            0.092
   31 December 2000              1,382         --         500         317             139            0.079
   31 March 2001                 1,606         --         779         595             381            0.217
   30 June 2001                  1,357       (268)        258          70             (38)          (0.022)
                                 -----       ----       -----       -----            ----           ------
Year ended 30 June 2001          5,636       (268)      2,047       1,325             643            0.364
                                 =====       ====       =====       =====            ====           ======

* Earnings before Interest, Taxation, Depreciation and Amortisation

(Loss) / earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total annual (loss) / earnings per share.

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

EFFECT ON NET (LOSS) / EARNINGS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

=============================================================================================
                                                                          Telecom Group
                                                                        Year ended 30 June
                                                                    -------------------------
                                                                      2002     2001     2000
(Dollars in millions, except per share amounts)                         $        $        $
---------------------------------------------------------------------------------------------
Net (loss) / earnings in accordance with NZ GAAP                       (188)     643      783

US GAAP adjustments:
   Depreciation of interest costs capitalised in prior years (a)         (5)      (8)      (9)
   Deferred taxation (b)                                                 (3)      18       13
   Provision for Year 2000 (c)                                           --       --      (17)
   Provision for onerous contracts (d)                                   (5)      (3)     (14)
   Share of losses of associate companies (e)                           (26)     (44)     (23)
   Dividends from associates (f)                                         --     (102)      --
   Write-down of investment in AOL7 (g)                                  48       --       --
   Capacity sales (h)                                                   (18)      --       --
   Derivative financial instruments (i)                                 (37)      --       --
                                                                    -------   ------   ------
Net (loss) / earnings in accordance with US GAAP                       (234)     504      733
                                                                    =======   ======   ======
Basic net (loss) / earnings per share in accordance with US GAAP    $(0.126)  $0.285   $0.418
                                                                    =======   ======   ======
Diluted (loss) / earnings per share from continuing operations in
   accordance with US GAAP (o)                                      $(0.126)  $0.285   $0.417
                                                                    =======   ======   ======

--------------------------------------------------------------------------------

NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

CUMULATIVE EFFECT ON SHAREHOLDERS' FUNDS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

===================================================================================================
                                                                                  Telecom Group
                                                                               Year ended 30 June
                                                                              ---------------------
                                                                               2002    2001    2000
(Dollars in millions)                                                            $       $       $
---------------------------------------------------------------------------------------------------
Shareholders' funds in accordance with NZ GAAP                                1,325   1,997   1,130

US GAAP adjustments:
   Capitalisation of interest costs, net of accumulated depreciation (a)         17      22      30
   Deferred taxation (b)                                                         (3)     --     (18)
   Provision for onerous contracts (d)                                           --       5       8
   Share of losses of associate companies (e)                                   (45)    (67)    (23)
   Dividends from associates (f)                                               (102)   (102)     --
   Capacity sales (h)                                                           (18)     --      --
   Derivative financial instruments (i)                                        (122)    (59)     --
   Provision for dividend (j)                                                    --      --     202
   Accumulated unrealised holding loss on available-for-sale securities (p)      (9)    (50)     (8)
                                                                              -----   -----   -----
Shareholders' funds in accordance with US GAAP                                1,043   1,746   1,321
                                                                              =====   =====   =====

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

(b)  Deferred Taxation

At 30 June 2001 under NZ GAAP, Telecom used the partial liability method to account for taxation whereby all items expected to reverse in the foreseeable future are recognised, whereas under US GAAP the comprehensive liability method is used. During the year ended 30 June 2002 Telecom changed its accounting policy and now accounts for deferred taxation using the comprehensive liability method.

--------------------------------------------------------------------------------

NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

The components of the US GAAP net deferred tax liability at 30 June 2002 and 30 June 2001 amounting to $65 million and $23 million respectively, are as follows:

================================================================================
                                     Deferred tax asset   Deferred tax liability
                                          30 June                30 June
                                     ------------------   ----------------------
                                        2002   2001            2002   2001
(Dollars in millions)                     $     $                $      $
--------------------------------------------------------------------------------
Depreciation                              17    32             (191)  (153)
Provisions, accruals and other           136   159              (27)   (53)
Valuation allowance                       --    (8)              --     --
                                         ---   ---             ----   ----
                                         153   183             (218)  (206)
                                         ===   ===             ====   ====

Included in the net deferred tax liability at 30 June 2002 of $65 million is a net current asset of $99 million and a net non-current liability of $164 million. The net deferred tax liability at 30 June 2001 of $23 million included a net current asset of $86 million and a net non-current liability of $109 million.

(c)  Provision for Year 2000

Under US GAAP, the costs relating to Year 2000 modifications should be expensed as incurred. Consequently, the accrual of such costs is not permitted.

(d)  Provision for Onerous Contracts

Under US GAAP, the costs relating to these onerous contracts should be expensed as incurred. Consequently, the accrual of such costs is not permitted.

(e)  Share of Losses of Associate Companies

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

Under US GAAP net losses continue to be accrued until both the equity investment and any advances provided to the associate are reduced to zero.

(f)  Dividends From Associates

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

(g)  Write-down of investment in AOL7

Included in the write-down of goodwill and other AAPT assets under NZ GAAP is a charge to write the AOL7 advance down to an expected recoverable amount of $nil. Due to the continued recognition of Telecom's share of associate losses for US GAAP purposes (refer Note 30, section (e)), the AOL7 advance had a lower carrying value under US GAAP. Therefore the portion of the NZ GAAP write-down relating to this difference has been reversed for US GAAP purposes.

--------------------------------------------------------------------------------

NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

(h)  Capacity Sales

Under NZ GAAP, gains arising from the sale of network capacity have been recognised in earnings in the period in which the sale is made.

Under US GAAP, sale transactions do not qualify for immediate profit recognition and the profit is to be spread over the life of the capacity agreement. In one of Telecom's capacity sales transactions, Telecom acquired Trans-Atlantic capacity from the other party at the same time as it sold Trans-Pacific capacity. Under NZ GAAP, both the sale and purchase were recognised at fair value, with a gain arising on sale. Under US GAAP, such transactions are recorded at book value and accordingly no profit arises on the sale.

(i)  Accounting for Derivative Financial Instruments

Under NZ GAAP, derivative financial instruments held for purposes other than trading are measured at historic cost. Under US GAAP, derivative financial instruments are required to be accounted for under Statement of Financial Accounting Standards ("SFAS") 133 "Accounting for Derivative Instruments and Hedging Activities", which requires all derivatives to be recorded in the Statement of Financial Position at their fair value. Changes in the fair values of derivatives during the period are required to be included in the determination of net income unless the derivative qualifies as a hedge.

To qualify as a hedge, the hedging relationship must be formally documented at inception detailing the particular risk management objective and strategy for the hedge, which includes the item and risk being hedged, the derivative that is being used, as well as how hedge effectiveness is being assessed.

Telecom adopted SFAS 133 for the purposes of reconciliation to US GAAP as at 1 July 2000. Telecom holds derivative financial instruments solely for the purposes of hedging. The nature of the various derivative financial instruments utilised by Telecom and the purposes for which these financial instruments are used are described in Note 19. Under SFAS 133, Telecom's derivative financial instruments qualify as cash flow hedges. As at 30 June 2002, Telecom's cash flow hedges were for a maximum term of nine years.

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

As at 30 June 2002, unrealised losses of $37 million (30 June 2001: $nil) arising from hedges deemed by SFAS 133 to be ineffective have been reclassified to earnings. Unrealised losses amounting to $26 million (30 June 2001: $6 million) were included in other comprehensive income. The amount expected to be reclassified to earnings in the next 12 months is approximately $7 million (30 June 2001: $48 million).

(j)  Provision for Dividend

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

--------------------------------------------------------------------------------

NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

(k)  Statement of Cash Flows

Under both NZ GAAP and US GAAP, a Statement of Cash Flows, which discloses cash flows from operating, investing and financing activities, is required to be presented. Under US GAAP, bank overdrafts would be reclassified as a financing activity rather than a component of cash position. In addition, short-term deposits with original maturities of three months or less would generally qualify as a component of cash position. Set out below is summarised cash flow information in accordance with US GAAP.

=====================================================================================
                                                                    Telecom Group
                                                                 Year ended 30 June
                                                             ------------------------
                                                              2002     2001     2000
(Dollars in millions, except per share amounts)                $        $        $
-------------------------------------------------------------------------------------
Cash flows from operations                                    1,351    1,758    1,468
Cash flows applied to investing activities                   (1,174)  (2,020)  (2,409)
Cash flows (applied to)/provided from financing activities      (74)     129    1,199
                                                             ------   ------   ------
Net increase/(decrease) in cash                                 103     (133)     258
Opening cash position                                           209      342       84
                                                             ------   ------   ------
Closing cash position                                           312      209      342
                                                             ======   ======   ======

Closing cash position in accordance with NZ GAAP                 82       76       81
US GAAP adjustments
  Bank overdrafts                                                --       18       --
  Short-term deposits                                           230      115      261
                                                             ------   ------   ------
Closing cash position in accordance with US GAAP                312      209      342
                                                             ======   ======   ======

(l)  Research and Development Expenditure

Under NZ GAAP, research and development costs are charged to expenses as incurred except where, in the case of development costs, future benefits are expected beyond any reasonable doubt to exceed these costs. Where development costs are deferred, they are amortised over future periods on a basis related to future benefits. For the purpose of compliance with US GAAP, all research and development costs must be expensed as incurred. As at 30 June 2002 and 30 June 2001 there were no significant amounts of deferred development costs.

(m)  Connection Revenue

Under NZ GAAP, charges for connecting customers to the network and costs related to connecting the customer are recognised in revenue/expenses as received/incurred. Staff Accounting Bulletin ("SAB") 101, issued by the US Securities and Exchange Commission, requires connection revenues to be deferred and recognised over the life of the connection, with related costs also deferred to the extent that they do not exceed deferred revenues. Telecom's costs of connection exceeds the revenue it derives from connection and therefore an adjustment to comply with US GAAP would result in equal deferral of income and expenditure. This would have no impact on net earnings or shareholders funds calculated in accordance with US GAAP. Connection revenue and related costs to be deferred are not significant.

--------------------------------------------------------------------------------

NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

(n)  Share Options

SFAS 123 "Accounting for Stock-Based Compensation" requires that Telecom calculate the value of stock options at the date of grant using an option pricing model. Telecom has elected the "pro forma disclosure only" option permitted under SFAS 123 instead of recording a charge to operations, as shown below:

=========================================================================================
                                                                      Telecom Group
                                                                    Year ended 30 June
                                                                -------------------------
                                                                  2002     2001     2000
(Dollars in millions, except per share amounts)                    $        $        $
-----------------------------------------------------------------------------------------
US GAAP:
Net (loss) / earnings                             As reported      (234)     504      733
                                                  Pro forma        (239)     499      729
Basic (loss) / earnings per share                 As reported   $(0.126)  $0.285   $0.418
                                                  Pro forma     $(0.128)  $0.282   $0.416

The pro forma amounts have been determined using the Black Scholes option pricing model based on the following weighted average assumptions:

===============================================================================
                                                               Telecom Group
                                                             Year ended 30 June
                                                           --------------------
                                                           2002    2001    2000
-------------------------------------------------------------------------------
Risk-free interest rate                                     6.3%    6.7%    6.8%
Expected dividend yield                                     4.5%    3.2%    5.8%
Expected option life (in years)                             5.9     5.9     6.0
Expected stock price volatility                            27.0%   23.0%   23.0%
Discount to reflect restrictive terms of the options       25.0%   25.0%   25.0%

--------------------------------------------------------------------------------

NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

(o)  Earnings Per Share

SFAS 128 "Earnings Per Share", requires companies to present basic earnings per share and diluted earnings per share. The numerators and the denominators used in the computation of basic and diluted earnings per share pursuant to SFAS 128 are reconciled below:

======================================================================================
                                                                   Telecom Group
                                                                 Year ended 30 June
                                                             -------------------------
(In millions, except per share amounts)                        2002     2001     2000
--------------------------------------------------------------------------------------
Basic EPS Computation
Numerator - net (loss) / earnings                            $  (234)  $  504   $  733
Denominator - ordinary shares (in millions)                    1,863    1,767    1,753
                                                             -------   ------   ------
Basic EPS                                                    $(0.126)  $0.285   $0.418
                                                             -------   ------   ------
Diluted EPS Computation
Numerator:
Net (loss) / earnings                                        $  (234)  $  504   $  733
Add: Capital note interest after income tax                       --       --   $   54
                                                             -------   ------   ------
                                                             $  (234)  $  504   $  787
                                                             -------   ------   ------
Denominator (in millions):
Ordinary shares                                                1,863    1,767    1,753
Capital notes                                                     --       --      135
Options                                                            1       --       --
                                                             -------   ------   ------
                                                               1,864    1,767    1,888
                                                             -------   ------   ------
Diluted EPS                                                  $(0.126)  $0.285   $0.417
                                                             =======   ======   ======

At 30 June 2002 and 30 June 2001, capital notes were anti-dilutive (as defined by SFAS 128) and hence have been excluded from the calculation of diluted EPS.

(p)  Comprehensive Income

======================================================================================
                                                                       Telecom Group
                                                                    Year ended 30 June
                                                                    ------------------
                                                                    2002   2001   2000
(Dollars in millions)                                                 $      $      $
--------------------------------------------------------------------------------------
Net (loss) / earnings in accordance with US GAAP                    (234)   504   733

Other comprehensive income:
Foreign currency translation adjustments (see Note 18)              (191)   (61)   48
Cumulative effect of accounting change on adoption of SFAS 133        --    (53)   --
Unrealised derivative losses on cash flow hedges                     (26)    (6)   --
Unrealised holding gain / (loss) on available-for-sale securities     41    (42)   (8)
                                                                    ----   ----   ---
Other comprehensive income                                          (176)  (162)   40
                                                                    ----   ----   ---
Total comprehensive income                                          (410)   342   773
                                                                    ====   ====   ===

--------------------------------------------------------------------------------

NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

Accumulated other comprehensive income, a component of shareholders' funds in accordance with US GAAP, totalled $(297) million at 30 June 2002 (30 June 2001:
$(121) million). Components of accumulated other comprehensive income were:

================================================================================
                                                                   Telecom Group
                                                                     30 June
                                                                   -------------
                                                                    2002   2001
(Dollars in millions)                                                $       $
--------------------------------------------------------------------------------

Foreign currency translation adjustments                            (203)   (12)
Unrealised holding loss on available-for-sale securities              (9)   (50)
Unrealised derivative losses on cash flow hedges                     (85)   (59)
                                                                    ----   ----
Accumulated other comprehensive income                              (297)  (121)
                                                                    ====   ====

SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" requires Equity Securities to be classified as either `trading securities' or 'available-for-sale securities'. Telecom's investments in Sky, INL and eVentures are not held for the purpose of short-term trading and therefore meet the definition of an available-for-sale security. Available-for-sale securities must be carried at fair value with unrealised gains and losses reported as a component of other comprehensive income.

(q)  Acquisition of AAPT

APB16 "Business Combinations" requires certain unaudited pro forma disclosures be presented in the year when a subsidiary is acquired. The following pro forma consolidated results of operations is presented as if the buy-out of the AAPT minorities in November 2000 and the acquisition of a controlling interest in AAPT in November 1999 had taken place at the beginning of the 2000 financial year. The effects of other acquisitions on the consolidated financial statements are not significant and have been excluded from the pro forma presentation.

================================================================================
                                                                Telecom Group
                                                              Year ended 30 June
                                                              ------------------
(Dollars in millions, except per share amount)                  2001     2000
--------------------------------------------------------------------------------

Operating revenues                                              5,636    4,793
Net earnings attributable to shareholders                         618      592
Basic earnings per share                                       $0.350   $0.338

The pro forma consolidated results of operations include adjustments to give effect to amortisation of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the period presented or the future results of the combined operations.

--------------------------------------------------------------------------------

NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

(r)  Impact of Recently Issued Accounting Standards

SFAS 142 "Goodwill and Other Intangible Assets"

In July 2001, the United States Financial Accounting Standards Board ("FASB") issued SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets.

Under the requirements of SFAS 142, goodwill and intangible assets that have indefinite useful lives will not be amortised, but instead will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortised over their useful lives, but no maximum useful life is mandated.

The non-amortisation approach to accounting for goodwill is not in accordance with New Zealand accounting standards, which require goodwill to be amortised over a period not exceeding 20 years. Accordingly, Telecom will continue to amortise goodwill in its New Zealand GAAP financial statements.

SFAS 142 is applicable for financial years beginning on or after 15 December 2001 and will therefore apply to Telecom's financial statements for the year ended 30 June 2003. Entities are required to perform an initial impairment review on adoption of SFAS 142, which in Telecom's case is at 1 July 2002. Telecom has performed an assessment of its acquisition goodwill and other intangible assets as at 1 July 2002 and determined that no impairment exists (following the write-down of AAPT goodwill and other intangible assets in the year ended 30 June 2002). Telecom will cease amortising goodwill for US GAAP purposes from 1 July 2002 and will instead test the carrying value for impairment on an annual basis.

Other Recently Issued FASB Standards

Several other accounting standards have recently been issued by the FASB and are not yet effective on Telecom's financial reporting, including SFAS 143 "Accounting for Asset Retirement Obligations" and SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". Management do not believe that implementation of these standards will have a material impact on Telecom's financial statements.

New Zealand Accounting Standards - Business Combinations

In October 2001, the Institute of Chartered Accountants of New Zealand issued the following three new financial reporting standards:

..    FRS 36 "Accounting for Acquisitions Resulting in Combinations of Entities
     or Operations"
..    FRS 37 "Consolidating Investments in Subsidiaries"
..    FRS 38 "Accounting for Investments in Associates"

These three new standards replace the existing SSAP 8 "Accounting for Business Combinations" and are effective for financial reporting periods ending on or after 31 December 2002. Management do not believe that implementation of these standards will have a material impact on Telecom's financial position or results of operations.