Form 20-F
period 2003-06-30
TELECOM CORP OF NEW ZEALAND LTD
filed 2003-12-09
CIK 875809

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2003

Commission file number 1-10798

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Exact name of Registrant as specified in its charter)

New Zealand

(Jurisdiction of incorporation or organisation)

Telecom House 68 Jervois Quay, Wellington, New Zealand

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depository Shares	New York Stock Exchange
(“ADSs”, evidenced by American Depository Receipts (“ADRs”))

Ordinary Shares, no par value	New York Stock Exchange*
(“shares”)

*	Not for trading, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary shares, no par value	1,905,326,320
Special rights convertible preference share, no par value	1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18 ☒

Interpretation

When used in this Report on Form 20-F (“Report”) references to the “Company” or “Telecom” are references to Telecom Corporation of New Zealand Limited (together with its subsidiaries, where appropriate).

Certain information required for this report is incorporated by reference to Telecom’s Financial Statements for the fiscal year ended 30 June 2003 (the “Financial Statements”). References to “Notes” are references to the Notes to the Financial Statements. The Financial Statements are filed herewith.

In this Report references to “US$” or “US Dollars” are to United States dollars, references to “A$” are to Australian dollars and references to “$”, “NZ$”, and “NZ dollars” are to NZ dollars.

Forward Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21D of the US Securities Exchange Act of 1934. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. When used in this Report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such forward looking statements are not guarantees of future performance. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors. The information set forth or incorporated in this Report including, but without limitation, information set out in Items 3, 4, and 5 identifies important factors that could cause such differences.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Items 1 and 2

Item 3.	Key Information

Selected Financial Data

The selected consolidated financial data set forth below has been derived from the Company’s audited Consolidated Financial Statements for each of the reporting periods in the five year period ended 30 June 2003 which have been reported on by KPMG for the year ended 30 June 2003 and PricewaterhouseCoopers for the years ended 30 June 2002, 2001 and 2000, the three months ended 30 June 1999 and the year ended 31 March 1999, both independent chartered accountants, subject to certain reclassifications of data from prior years to conform to current year classifications. Effective 1 April 1999, the Telecom Group changed its balance date from 31 March to 30 June. The selected consolidated financial data set out below includes the transition period results for the three months ended 30 June 1999. The data should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements and Notes which are filed herewith. See F3 – F57.

	Year Ended 30 June				Three Months Ended 30 June	Year Ended 31 March
	2003 NZ$	2002 NZ$	2001 NZ$	2000 NZ$	1999 NZ$	1999 NZ$
	(Dollars in millions, except per share and per ADS amounts)
Statement of Financial Performance Data
Amounts in accordance with NZ GAAP:
Operating revenues
Local service	1,110	1,080	1,071	1,064	264	1,058
Calling	1,542	1,763	1,816	1,488	270	1,161
Interconnection	154	145	97	90	20	65
Cellular and other mobile services	796	822	865	717	132	484
Internet	230	209	169	102	13	36
Data	666	650	601	433	83	306
Other operating revenues	693	868	1,029	441	67	328
Abnormal revenue (a)	—	—	(12)	15	15	16

Total operating revenues	5,191	5,537	5,636	4,350	864	3,454
Operating expenses
Labour	548	599	572	486	112	479
Cost of sales	1,442	1,759	1,852	1,079	118	451
Other operating expenses	885	914	909	728	131	545
Abnormal expenses (b)	—	862	256	—	22	15
Share of associate companies losses after income tax	—	1	18	6	7	—

Total Operating Expenses	2,875	4,135	3,607	2,299	390	1,490
Depreciation and amortisation	820	815	722	627	138	560

Earnings before interest and tax	1,496	587	1,307	1,424	336	1,404
Net interest expense (c)	393	413	381	265	43	196

Surplus from continuing operations before income tax	1,103	174	926	1,159	293	1,208
Income tax expense (c)	391	365	283	368	91	384

Earnings/(loss) from continuing operations after income tax	712	(191)	643	791	202	824
Minority interests in (profits) /losses of subsidiaries	(3)	3	—	(8)	—	(2)

Net earnings/(loss) attributable to shareholders	709	(188)	643	783	202	822

Earnings/(loss) per Share from continuing operations (d)	0.38	(0.10)	0.36	0.45	0.12	0.47

Earnings/(loss) per ADS from continuing operations (d)	3.01	(0.81)	2.91	3.58	0.920	3.75
Amounts in accordance with US GAAP (e):
Net earnings/(loss) from continuing operations	758	(234)	504	733	211	768
Net earnings/(loss) attributable to shareholders	758	(234)	504	733	211	768
Basic earnings/(loss) per Share from continuing operations (d)	0.40	(0.13)	0.29	0.42	0.12	0.44
Basic earnings/(loss) per ADS from continuing operations (d)	3.22	(1.01)	2.28	3.34	0.96	3.50
Weighted average number of ordinary shares outstanding, basic (in millions)	1,887	1,863	1,767	1,753	1,753	1,752

Item 3 Selected Financial Data

	Year Ended 30 June				Three Months Ended 30 June	Year Ended 31 March
	2003	2002	2001	2000	1999	1999
Diluted earnings/(loss) per share from continuing operations (d)	0.39	(0.13)	0.29	0.42	0.12	0.44
Diluted earnings/(loss) per ADS from continuing operations (d)	3.11	(1.01)	2.28	3.34	0.96	3.51
Weighted average number of ordinary shares outstanding, diluted (in millions)	2,073	1,864	1,767	1,888	1,874	1,752

	As at 30 June					As at 31 March
	2003	2002	2001	2000	1999	1999
	(Dollars in Millions)
Statement of Financial Position Data
Amounts in accordance with NZ GAAP:
Fixed assets	4,635	4,826	4,901	4,250	3,774	3,780
Total assets	7,755	8,246	8,972	7,981	5,242	5,375
Debt due within one year	546	1,178	2,165	1,462	1,064	1,130
Longterm debt (c)	4,332	4,434	3,298	3,804	1,945	2,054
Total liabilities (c)	5,988	6,918	6,969	6,762	4,149	4,283
Total equity/net assets (c)	1,767	1,328	2,003	1,219	1,093	1,092
Amount in accordance with US GAAP (e) :
Fixed assets	4,647	4,843	4,923	4,280	3,813	3,821
Total assets	7,740	8,107	8,775	7,980	5,281	5,416
Total shareholders’ funds	1,653	1,043	1,746	1,321	1,335	1,325

	Year ended 30 June								Three Months Ended 30 June		Year Ended 31 March
	2003		2002		2001		2000		1999		1999
Dividends relating to the period (accrual basis)
Dividends per Share (f)	NZ$	0.200	NZ$	0.200	NZ$	0.200	NZ$	0.460	NZ$	0.115	NZ$	0.460
Dividends per ADS (g)	US$	0.8950	US$	0.7289	US$	0.6708	US$	1.747	US$	0.481	US$	1.926
Dividends paid in the period (cash basis)
Dividends per Share (f)	NZ$	0.200	NZ$	0.200	NZ$	0.265	NZ$	0.460	NZ$	0.115	NZ$	0.425
Dividends per ADS (g)	US$	0.8474	US$	0.7022	US$	0.8915	US$	1.847	US$	0.490	US$	1.766

(a)	In 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access to defer revenue in respect of that portion of services that is yet to be provided. The impact of this change in accounting policy was a one-off deferral of revenue of NZ$12 million.

In March 2000, AAPT Limited (“AAPT”), Telecom’s principal Australian subsidiary acquired in November 1999, completed the sale of its wholly owned subsidiary AAPT Sat-Tel Pty Limited to New Skies Networks Australia Pty Limited. Included in the Consolidated Statement of Financial Performance are post acquisition profits relating to this sale, before minority interests, of NZ$15 million.

During the three months ended 30 June 1999, a gain of NZ$15 million was recognised on the prepayment of Telecom’s scheduled payment obligations relating to a cross border finance lease. Further gains of NZ$20 million and NZ$34 million were recorded in operating revenue in 2000 and 2001 respectively given their recurring nature.

Item 3 Selected Financial Data

The liquidation of Telecom’s executive share ownership plan (the “Executive Plan”) was completed in March 1999. The Trustee of the Executive Plan disposed of the 1.9 million unallocated shares held on trust and remitted the NZ$16 million net proceeds to Telecom as the residuary beneficiary.

(b)	In the year ended 30 June 2002 Telecom recorded a charge of NZ$850 million for writing down goodwill and other assets relating to its investment in AAPT. This write-down resulted from a valuation review that determined that the carrying value of AAPT exceeded its fair value by $850 million. An additional charge of NZ$12 million was also incurred as a result of greater than expected costs to close down the Code Division Multiple Access (“CDMA”) rollout in Australia (see below).

The costs associated with the close down of the CDMA rollout in Australia were identified and provided for at 30 June 2001. A total charge of NZ$215 million was included in abnormal expenses representing a write-off of costs to date and provision for non–cancelable future commitments. Also at 30 June 2001, other asset impairment costs were recognised totaling NZ$41 million, relating to the decommissioning of the IRSN network and writing off other impaired assets and project costs.

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

(c)	Telecom issued long-term fixed interest unsecured subordinated capital notes in the year ended 31 March 1998. Historically these were classified in the Statement of Financial Position as a component of equity, with coupons paid to capital note holders shown net of tax following net earnings after income tax in the Statement of Financial Performance. To comply with revised accounting standards, the capital notes were reclassified from equity to debt at 30 June 2001, with coupons paid on capital notes included pre-tax within interest expense. In order to facilitate meaningful comparisons with prior periods, this reclassification has been reflected across all periods presented in the table above for which capital notes were outstanding.

(d)	Per share amounts have been calculated based on the weighted average number of shares outstanding during the periods indicated. Per ADS amounts have been calculated based on a ratio of eight shares per ADS. Diluted earnings per share and per ADS amounts reflect the dilutive effects of options and capital securities.

(e)	The principal differences between the amounts shown in accordance with NZ GAAP and those shown in accordance with US GAAP arise from the treatment of the capitalisation of interest costs, amortisation of goodwill, the method of providing for deferred income taxes, the recognition of amounts relating to the executive share ownership plan, the recognition of accruals for restructuring and Year 2000 modification costs, the recognition of losses incurred by associates, the recognition of dividends from associates, the recognition of unrealised losses on cash flow hedges and available for sale securities, the recognition of profits from the sale of network capacity and the timing of reflection of dividends in retained earnings.

(f)	Dividends per share are presented both on the basis of the year to which they relate and on the basis of the year in which they were paid. Dividends per share exclude supplementary dividends payable to overseas shareholders. See “Dividends”.

(g)	Dividends per ADS are calculated on a ratio of 8 ordinary shares to 1 ADS. Dividends per ADS is stated in US dollars based on the exchange rates prevailing on the dates dividends were paid to shareholders.

Item 3 Selected Financial Data

Exchange Rates

Set-out below is certain information concerning exchange rates between NZ dollars and US dollars (expressed in US dollars per NZ$1.00) based on the noon buying rate in New York City for cable transfers in NZ dollars as reported by the Federal Reserve Bank of New York (the “Exchange Rate”).

On 31 October 2003 the Exchange Rate was 0.6118

The high and low Exchange Rates for each month during the previous six months were as follows:

Month	High	Low
May 2003	.5860	.5616
June 2003	.5881	.5739
July 2003	.5992	.5728
August 2003	.5898	.5695
September 2003	.5981	.5672
October 2003	.6132	.5935

The average Exchange Rates for the financial periods specified below were as follows:

Fiscal Year ended 31 March	Average (a)
1999	.5249

Fiscal Year ended 30 June
1999 (b)	.5418
2000	.4995
2001	.4198
2002	.4326
2003	.5252

(a)	Determined by averaging the Exchange Rates on the last day of each month during the fiscal year.

(b)	Three month period from 1 April 1999 to 30 June 1999.

Item 3 Exchange Rates

Risk Factors

The risks described below are not the only risks facing Telecom. Any of the following risks could materially adversely affect Telecom’s business, financial condition or results of operations. Additional risks and uncertainties not currently known to Telecom or that Telecom currently deems to be immaterial may also materially and adversely affect Telecom’s business operations.

Telecom faces vigorous competition in all its markets

New Zealand

Since 1989, there have been no statutory barriers to entry to any part of the telecommunications industry in New Zealand. Competition exists within each of the markets in which Telecom operates, including local, national and international fixed network voice and data services, mobile voice and data services, and internet services. Certain of Telecom’s competitors are large multi-national corporations, or affiliates thereof, with substantial resources, including TelstraClear Limited (“Telstra Clear”) and Vodafone Group plc (“Vodafone”). Telecom expects competition to continue to be vigorous. Further declines in prices for many products and services can be expected.

Australia

Australia’s telecommunications markets have been open to full competition since 1997. Telecom’s Australian subsidiary, AAPT Limited (“AAPT”), faces intense competition from Telstra Corporation Limited (“Telstra”), SingTel Optus Pty Limited (“SingTel Optus”), Vodafone and a number of smaller entrants. The large competitors utilise bundling strategies (voice, mobile, internet, pay TV, DSL and ‘free time’) to retain and win customers back from newer entrants. There is increased demand for more bandwidth intensive products with lower growth for basic voice services. Price reductions which have already been seen in the market for long distance and local fixed wire services are expected to continue.

Other markets

Telecom switches international wholesale telephony minutes through its points of presence in London, Tokyo and Los Angeles, in competition with a number of other operators in this world-wide trading market.

The competitive environment in which Telecom operates creates a risk that, in the future, Telecom’s customers will not renew their contracts with Telecom. There can be no assurance that the competitive environment will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

The regulatory environment may change

The Company relies on certainty and stability in the regulatory environments in the principal jurisdictions in which it operates: Australia and New Zealand. Significant recent and proposed changes in the regulatory environment in both of these jurisdictions may have a material adverse effect on the returns expected from the Company’s provision of telecommunications services.

New Zealand

In New Zealand the telecommunications industry has until recently been comparatively deregulated. Contrary to the deregulation trend in some other countries, there is now in New Zealand a trend towards increased regulation as a result of changes to the political environment. The Telecommunications Act 2001 (the “Act”) has introduced significant changes to the regulatory environment, including the appointment of a Telecommunications Commissioner (the “Commissioner”) with powers to determine certain prices that the Company charges its competitors for services, where these are in dispute. The Act has been designed so that the specific services that are regulated are contained in schedules to the Act. The Act provides for a relatively simple process for the regulator to amend the schedules by adding new services to the schedules by making a recommendation to the Minister, without having to go through Parliament. Services can also be removed in the same way. Accordingly, there is an ongoing risk that areas of activity that give the regulator concern, but are not currently in the regulator’s jurisdiction, may yet be regulated.

Item 3 Risk Factors

Interconnection

The Commissioner has initially determined a toll by-pass interconnection rate of 1.13 cents per minute. This rate is below that previously paid by parties interconnecting with the Telecom PSTN. This may lead to reductions in retail prices and margins if lower input prices flow through to the retail market. Application has been made to the Commissioner for a final pricing review determination of the toll by-pass rate. The relevant pricing principle likely to be used is Total Service Long-Run Incremental Cost (“TSLRIC”), a forward-looking cost-based methodology. The final rate set could be above or below that set in the initial determination. This will be based on the determination by the Commerce Commission (the “Commission”) of Telecom’s cost model which the Commission will notify Telecom that it is required to build. The notification is delayed because of Commission workload issues so timing is currently uncertain. However, Telecom would expect to provide an interconnect cost model some time in the first half of 2004 and the Commission to provide a final determination in the second half of 2004.

Wholesale

Certain of the Company’s business and residential retail products are required to be wholesaled to competitors where the Commissioner has determined that a competitive market does not exist. In May 2003, the Commissioner released a final determination relating to the supply of services on a wholesale basis. Services covered by the determination largely relate to wholesaling of business services and some residential broadband services. The Commissioner has set a wholesale price of 16% off Telecom’s standard retail prices for these services, and TelstraClear and Telecom have applied for a final pricing review. The timing for the pricing review determination is uncertain. A reduction in rates for services wholesaled may lead to a reduction in the Company’s market share and its ability to achieve scale returns. It may also lead to lower retail prices and margins.

Residential Access

A specific form of wholesale access is provided for where competitors are granted access to the Company’s residential access line products at a discount. This will provide competitors with the ability to compete for the provision of access to the Company’s residential consumers without having to build a network. No assurance can be given that such access will not have a material adverse effect on the Company’s business.

Telecommunications Service Obligation (“TSO”)

The TSO (a deed entered into with the New Zealand Government (the “Government”) on behalf of the Crown) contains the principles upon which the Company is required to deliver residential telephone service to many New Zealand consumers. The Company is entitled to recover the net cost of complying with the TSO from its competitors (on a proportional basis). The calculation of the net cost is a complex matter and is subject to the Commissioner’s determination. The Commissioner’s draft assessment of the annualised cost is $73 million, approximately 20% of which is recoverable from Telecom’s competitors based on current retail revenue proportions. No assurance can be given that the final determined net cost calculation will match the Company’s actual cost of complying with the TSO. The final determination for the 2001-2002 year is expected before the end of 2003 although it could be delayed until the 2004 year. The draft determination for the 2003-2004 year is expected around March 2004.

Local Loop Unbundling

A review of whether local loop unbundling and/or interconnection access with the Company’s fixed public switched telephone network and its public data network should be added to the list of regulated services must be completed by the Commissioner before 20 December 2003. A draft decision has been released by the Commissioner that recommends unbundling of both the public switched telephone network and the public data network. The Commissioner has also recommended that ancillary services, such as back-haul and co-location in the Company’s exchange buildings be regulated. A final decision on adding to the list of regulated services will be made by the Government, which may or may not accept the recommendations of the Commissioner. However, if the draft recommendations remain in the Commissioner’s final report and those recommendations are implemented by the Government then it is likely to be adverse to the Company’s business, financial condition and results of operations.

Item 3 Risk Factors

Number Portability

Five telecommunications carriers have applied to the Commissioner for a determination in respect of local telephone and mobile telephone number portability services. The applicants seek a determination on how the cost of providing number portability should be apportioned between participants. The Commissioner has decided to investigate the application, but the timetable for that application has been extended to allow the Industry Forum (a self-regulatory body) to agree the technical solution which will effectively dictate the aggregate costs to be incurred across the industry. It is expected that the Industry Forum will report in March – April 2004 at which time the Commission’s investigation will become more focussed. A determination on the apportionment of costs may then be issued in late 2004. Ultimately, no assurance can be given that the outcome of any decision of the Commissioner resulting from this investigation will result in number portability costs being apportioned to Telecom to match the Company’s actual cost of providing this capability.

See “Regulatory Framework - The Telecommunications Act 2001.”

Australia

The telecommunications regulatory framework dispute resolution processes were streamlined in 2003 by the Telecommunications Competition Act 2002. The Australian Competition and Consumer Commission (“ACCC”) has been considering a set of undertakings from Telstra for a set of core services and the ACCC has published its own benchmark terms and conditions. It is likely that the ACCC will accept Telstra’s undertakings, which mirror the ACCC’s benchmark terms and conditions. This may result in a net benefit to the Company, as the undertakings enhance the Company’s bargaining power in relation to pricing access to core services. However, no assurance can be given that the Australian regulatory environment will not have a material adverse effect on the Company’s business.

Telecom’s capital investment programmes may not generate an economic return

Telecom’s business is capital intensive and significant investment in technology and other assets is required before new services can be released to the market. The technology choice or market size assumptions behind these investments may not prove to be valid, or other technologies with lower operating costs or more compelling service propositions may become available to competitors. Telecom could also make technology decisions which could result in services that may not be competitive in the market. In addition, the structure of the telecommunications industry is changing as a result of convergence of telecommunications, information services and media markets and technologies, which may affect Telecom’s assumptions on the profitability of Telecom’s traditional markets. These factors could result in Telecom having to reduce the prices of its products and services in order to remain competitive leading to unsatisfactory returns on Telecom’s assets and accelerated write-downs of their value, together with significant expenditures in addition to those already planned in order to remain competitive. These factors may also lead to Telecom having to invest in new technologies earlier than originally planned.

In particular, Telecom is enhancing its capability to address new business areas in the converging telecommunications, information technology and content markets, including investment in an internet Protocol-based multi-service Next Generation Network. Telecom may not be successful in competing against established competitors in the new markets it enters, and demand for new services utilising the NGN may be less than anticipated.

There is evidence of substitution by customers using mobile telephone and internet services in place of making calls over Telecom’s fixed network. If these trends accelerate, impairment write-downs may be incurred in respect of Telecom’s fixed network assets.

Telecom currently operates both Time Division Multiple Access (“TDMA”) and CDMA mobile networks. Telecom’s marketing emphasis is geared towards growing usage of the CDMA network, which offers greater functionality and high speed data capability. As part of this approach, Telecom is encouraging existing TDMA customers to upgrade to the CDMA network. Telecom expects to transition all TDMA customers to the CDMA network, at which point it will be closed down. This is currently expected to occur towards the end of 2007. Current forecasts indicate that in the year ended 30 June 2004 the present value of the future cash flows of the TDMA network will fall below the carrying value. Based on current estimates, an impairment charge of between $60 million and $74 million net of tax may be required in the financial year ended 30 June 2004.

Item 3 Risk Factors

Telecom is exposed to the downturn in the international telecommunications market through its investment in the Southern Cross Cables Network

Telecom currently holds a 50% equity interest in the Southern Cross Cable Network (“Southern Cross”). Southern Cross’ operations are funded by way of a syndicated bank facility, shareholder advances (Telecom currently provides shareholder advances of US$60 million) and shareholders’ equity.

Southern Cross’ financial success is dependent on its sales of international bandwidth and cable capacity. The market for international bandwidth is currently very weak, with over-capacity present on a number of routes and several international telecommunications companies experiencing severe financial difficulties. As a result of this downturn in the international telecommunications market, Southern Cross’ ability to repay shareholder debt and generate further financial returns for its shareholders is subject to uncertainty. Furthermore, on 30 April 2003 Southern Cross agreed a restructured facility with its senior bank syndicate and rescheduled certain of its debt repayments to better align these with anticipated future cash flows and a reassessed Southern Cross business plan. As part of this restructured facility, Telecom agreed to provide (either directly or through members of its group) contingent credit support in respect of $US106 million of the restructured facility. The contingent credit support exposure will reduce as further market sales are made and applied towards the repayment of the rescheduled loans. If Southern Cross is unable to make sufficient future market sales, Telecom may be required to provide funding to Southern Cross or the banking syndicate for the outstanding portion of its contingent credit support.

Telecom is dependent on a number of external parties for the delivery of its services

Telecom has long-established relationships with a number of suppliers of network and information technology systems on which Telecom’s services are delivered. These suppliers include NEC Corporation of Japan (“NEC”), Nokia Telecommunications of Finland (“Nokia”), Cisco Systems of the USA (“Cisco”), Lucent Technologies of the USA (“Lucent”), L M Ericsson of Sweden (“Ericsson”) and Marconi Limited of UK (“Marconi”). In particular, Telecom has relationships for the supply of voice switching equipment, transmission equipment, and cellular mobile network equipment. Also, in June 2002, Telecom and Alcatel New Zealand Limited and Alcatel Australia Limited (together “Alcatel”) entered into a strategic partnering relationship to manage the development and integration of Telecom’s trans-Tasman Next Generation Network (“NGN”). Alcatel will be the primary supplier of equipment to provide new services in New Zealand.

From July 2003 Alcatel has taken increased responsibility for the management of Telecom’s network planning, development and operations services in New Zealand and Australia and Lucent has taken responsibility for network planning, design and implementation services, including all support and maintenance of Telecom’s Code Division Multiple Access (“CDMA”) network in New Zealand.

Telecom has also outsourced other elements of its operations to other external parties. These elements include information technology requirements for processes such as provisioning and billing services for customers, and local access network design, build and maintenance services. In particular, the provision of Telecom’s information technology requirements are outsourced to EDS New Zealand Limited (“EDS”). In Australia, Telecom’s subsidiaries make extensive use of Telstra’s access services, including Public Switched Telephone Network (“PSTN”) interconnection, local carriage resale and unconditioned local loop.

Telecom’s operations depend on the successful management of these relationships and on the ongoing delivery of products and services by the external parties. The worldwide downturn in telecommunications investment has resulted in some of Telecom’s suppliers being at risk of not continuing their operations in their current form, and potentially being unable to continue to supply Telecom.

Exposure to Fluctuations in Interest Rates

Telecom has a mix of both floating interest rate and fixed interest rate debt securities on issue at any point in time. Telecom has a policy of converting a substantial portion of its floating interest rate exposures to fixed interest rates through the use of derivative financial instruments. These

Item 3 Risk Factors

instruments minimise the risk of adverse interest rates impacting Telecom’s profitability. As a consequence of entering these derivative financial instruments, Telecom is exposed to the risk that the counter parties to such arrangements may fail to perform their obligations. To the extent that floating interest rate obligations are not converted to fixed interest rate exposures, Telecom is subject to volatility in short-term underlying interest rates.

Exposure to Exchange Rate Fluctuations

Telecom’s revenues and expenses are denominated predominantly in New Zealand and Australian dollars. Capital expenditures may be denominated in a variety of foreign currencies depending on the source of the equipment purchased by Telecom. Telecom has a policy of hedging a substantial portion of its budgeted 12 month foreign currency expenditure. However, in respect of capital expenditures beyond a 12 month time horizon and to the extent that foreign currency expenditure is unhedged, fluctuations in foreign currency rates impact upon the cost to Telecom of such foreign sourced purchases. In addition, a substantial portion of Telecom’s borrowing is denominated in foreign currencies. Telecom has a policy of holding debt in foreign currencies proportionate to the value of the assets held in that currency and of hedging its exposure to exchange rate fluctuations in respect of other foreign currency borrowings. These instruments minimise the risk of currency rate fluctuations. As a consequence of entering these hedging instruments, Telecom is exposed to the risk that the counterparties to such arrangements may fail to perform their obligations.

Telecom may be unable to successfully integrate the businesses it acquires, or maximise the results from strategic alliances and investments

Telecom, from time to time, makes acquisitions and investments. There are risks that Telecom may fail to successfully integrate the businesses acquired with existing operations and that value assumptions about acquisitions and investments may prove to be incorrect. In particular the carrying value of acquisitions and investments is based on assumptions about future value which, if not realised, could lead to asset write-downs.

In 2002, Telecom performed a review of the carrying value of assets included in the consolidated financial statements as a result of the acquisition of AAPT. An assessment of the fair value of AAPT was performed, and it was determined that the fair value of AAPT was less than the carrying value. Accordingly, a write-down of $850 million was included in the financial results for the year ended 30 June 2002. In accordance with accounting standards, Telecom is continuously reviewing asset values for impairment against fair value.

Loss of key personnel could delay business plan initiatives or lengthen service interruptions

Many of Telecom’s service operations are specialised and are dependent on highly skilled personnel to meet current and planned performance levels. Successful operation of Telecom’s business is dependent on its ability to attract and retain key personnel whose skills are in demand throughout the industry.

Item 3 Risk Factors

Telecom’s network security may be breached

Breaches of network security may result in misappropriation of confidential personal customer information or credit card details, leading to possible liability claims on Telecom relating to impersonation, unauthorised credit card transactions or similar fraud claims. Such breaches may also cause damage to Telecom’s reputation and reduced usage of its services, as concerns about security of e-commerce transactions over the internet are a significant barrier to growth in services that are perceived to be insecure. Additional costs may be incurred to provide enhanced levels of security, and to investigate and defend liability claims.

Service interruptions may result in reduced revenues and damage to Telecom’s reputation

Some network and information technology systems that deliver Telecom’s services, provisioning and billing systems may not be fully protected against failure caused by factors such as software faults, viruses, or overloading from abnormal traffic loads, or by disasters such as fires, floods, earthquakes, volcanoes, tsunami, power supply loss, accidental damage, terrorism or sabotage affecting key facilities. In addition, some of Telecom’s systems (mainly older equipment) are not covered by formal support arrangements with the supplier.

If failures to these systems occurred, Telecom could experience significant delays in restoring full service to customers and in the processing of bills and the receipt of related payments, resulting in loss of revenue, compensation payments and contractual penalties.

Imputation credits may not continue to be available

In general, dividends payable by Telecom are eligible for imputation credits in New Zealand based upon tax paid by Telecom, and such credits, if available, reduce the New Zealand taxes payable by recipients of such dividends. United States and other overseas holders can indirectly use these imputation credits under the Foreign Investor Tax Credit regime to reduce the financial impact of New Zealand withholding tax on cash dividends.

However, if there are changes in the ownership of Telecom’s shares such that there is a greater than 34% change in continuity of ownership, such credits will be lost if they have not already been used in relation to dividends. If such credits were to be lost, this could result in greater taxes on dividends until such time as Telecom’s imputation credit account is restored through future taxes paid.

Telecom’s credit rating on its debt has been lowered in recent years, if Telecom is unable to reduce the level of debt as planned, its credit ratings may be further downgraded

Following a review by Standard & Poor’s in September 2001, Telecom’s senior long-term credit rating was reduced from A+ to A (stable outlook). In February 2002, Moody’s placed Telecom on negative watch, and following a full review downgraded Telecom’s senior long-term credit rating in June 2002 from A1 to A2 (negative outlook). On 17 August 2003 Moody’s revised Telecom’s outlook from negative to stable. In May 2002 Fitch Ratings announced a rating of A (stable outlook) for Telecom’s long-term senior debt. Fitch Ratings confirmed the Company’s long-term rating as “A” and its short-term rating as “F1” on 16 October 2003. If Telecom is unable to achieve its desired level of debt reduction and resulting improvement in credit ratios, there is a risk that its credit ratings will be downgraded. Other factors that might precipitate a downgrade in credit rating may include a material deterioration in cash flows from Telecom’s New Zealand businesses, a failure to improve results in Telecom’s Australian businesses, a global downward re-rating of the creditworthiness of the telecommunications industry, or material adverse changes to the regulatory and/or economic environment in New Zealand and/or Australia.

Moody’s has indicated that inability to achieve planned improvements in leverage and debt coverage ratios and/or signs of any deterioration in the New Zealand business could result in downwards rating pressure. Standard & Poor’s advise that in a highly competitive and dynamic operating environment, the challenge for management will be to continue making measured investment in its New Zealand and Australian businesses that can generate adequate returns and create a defendable market position without materially damaging the Company’s capital structure and financial risk profile in the

Item 3 Risk Factors

medium-term. Other factors that might precipitate a downgrade in credit rating may include a global downward re-rating of the creditworthiness of the telecommunications industry.

Two of Telecom’s existing bond facilities have pricing triggers in the event of a rating downgrade. These triggers would require Telecom’s long-term ratings from Standard & Poor’s/Moody’s to fall below A-/A3 before increased interest rates would apply. Rating downgrades may also impact the cost and availability of future new borrowings.

Telecom may be unable to obtain future financing at favourable rates to fund the development of its business

In recent years there has been significant turbulence in debt markets, and telecommunications companies have seen the cost of raising debt finance fluctuate significantly. Additionally, the number of banks lending to companies in the telecommunications sector has fluctuated. In the future, some banks may be unwilling to lend to Telecom, and Telecom’s overall cost of funds may rise significantly due to investors requiring enhanced returns for investment in Telecom’s loans, liquidity facilities and securities. Telecom cannot assure you that future conditions in the financial markets will not adversely affect its ability to finance its operations.

Perceived health risks associated with electromagnetic energy

Allegations have been made, but not proven, that mobile telecommunications equipment may pose health risks through exposure to emissions of radio frequency electromagnetic energy (“RF”) from such devices. The weight of national and international scientific opinion is that there is no substantial evidence of detrimental public health effects from cellular transmission equipment operating at typical levels. Investigations are continuing into the safety of cellular handsets. In its operations, Telecom complies with the RF exposure levels permitted by the applicable New Zealand standard.

However, there is a risk that an actual or perceived health risk associated with mobile telecommunications equipment could lead to litigation, adversely affect the Company through a reduction in the number of subscribers or the growth rate of mobile telecommunications services or reduced usage per subscriber, or hinder the Company’s placement of new mobile telecommunications equipment.

The demand for Telecom’s services is influenced by economic conditions

Telecom’s business is influenced by economic conditions within the countries in which it operates, and in particular by the state of the New Zealand and Australian economies. The worldwide downturn in economic growth over the past three years, including the ongoing impact of terrorist attacks around the world, could adversely affect continued growth in both countries, and also in the economies of their major trading partners. A significant weakening in the New Zealand or Australian economy could have a material adverse effect on Telecom’s business and results of operations.

Telecom is subject to laws and regulations in multiple jurisdictions, and if Telecom fails to comply with them, Telecom’s business could be materially and adversely impacted

As a multinational telecommunications company, Telecom is subject to different laws and regulations in each of the jurisdictions in which Telecom provides services. Telecom cannot be certain that regulators, judicial authorities or third parties will not challenge Telecom’s compliance with applicable laws and regulations before national or local courts. In the event Telecom is found not to have complied with applicable laws and regulations, Telecom may be subject to damage awards, fines, penalties and suspensions, which would increase costs and reduce Telecom’s ability to compete effectively.

It is also possible that future regulatory, judicial and legislative changes may have an adverse effect on where and how Telecom can provide telecommunications services.

Cellular radio and other key sites may be subject to Maori land claims

Significant holdings of land in New Zealand are subject to Treaty of Waitangi claims by Maori. Telecom may have limited options for siting new facilities because of radio coverage issues or network design considerations, and claimants, both formal and informal, have the potential to delay the implementation of network development investment plans.

Item 3 Risk Factors

Item 4.	Information on the Company

History and Development of the Company

Telecom Corporation of New Zealand Limited (“Telecom”) is a limited liability company incorporated under the Companies Act 1993. It is the holding company for a number of subsidiaries. The significant subsidiaries are listed in Exhibit 8. Telecom is domiciled in New Zealand and its registered office is located at Telecom House, 68 Jervois Quay, Wellington and its telephone number is 64-4-801-9000.

The Company was established on 24 February 1987 by the Government for the purpose of acquiring the telecommunications business of the Post Office. This was done as part of a broad range of reforms instituted by the Government that were designed to place government-owned trading agencies on an equal footing with private industry.

Ameritech Holdings Limited (or any of its related companies where appropriate, “Ameritech NZ” or “Ameritech”) and Bell Atlantic Holdings Limited (now part of the Verizon Communications Inc. Group (“Verizon”)) purchased the Company from the Government in September 1990. As part of the purchase Ameritech and each agreed with the Government to reduce their beneficial share ownership in the Company to 24.95% over time (the “Sell-down”).

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

In February 1998, Verizon issued a series of exchangeable notes (the “Exchangeable Notes”) which were exchangeable, under certain circumstances, into Telecom shares. In May 1999 the directors who had been nominated to the Board of Directors by Verizon resigned. Verizon has informed Telecom that it has ceased to be an affiliate of Telecom for U.S. securities law purposes.

In October 1998 Telecom joined with two other companies in the formation of a company to build, own and operate a trans-pacific cable network called “Southern Cross”. See “Item 5 – Other Matters - Southern Cross”.

In 1999 Telecom acquired 81.4% of the shares in AAPT. Between September-December 2000 Telecom purchased the remaining AAPT shares.

In March 2000 Telecom purchased a 5.74% shareholding in Independent Newspapers Limited (“INL”) and in February 2001 Telecom purchased a 12% shareholding in Sky Network Television Limited (“Sky”). In October 2003 INL made a full takeover offer under the New Zealand Takeover’s Code to purchase all of the shares of Sky, not already held by it. Telecom sold its shareholding in Sky to INL under that offer and received approximately $156 million and 14 million INL shares, being three INL shares for every Sky share it sold to INL. Immediately following Telecom’s sale of its Sky shares under the takeover offer Telecom had no direct shareholding in Sky and its shareholding in INL was 12.05%.

In May 2001 Hutchison Whampoa Limited, Hutchison Telecommunications (Australia) Limited and Telecom formed a major strategic alliance. As part of this alliance, Telecom acquired a 19.9% shareholding in Hutchison 3G Australia Limited, a company set up to construct and operate a 3G mobile network in Australia. Telecom has subsequently contributed A$400 million in equity to Hutchison 3G Australia Limited.

In May 2001 Telecom issued convertible notes to Microsoft Corporation for an aggregate principal amount of $300 million. Also in May 2001 Telecom undertook an equity placement of 91 million shares at NZ$5.50 per share.

In June 2002 Telecom and Alcatel entered into a strategic partnering relationship to manage the development and integration of the NGN. Telecom and Alcatel will work together to migrate Telecom’s current voice and data networks to an internet protocol network in New Zealand and integrate it with the Group’s core network in Australia. Alcatel will be the primary supplier of

Item 4 History and Development of the Company

equipment to provide new services in New Zealand. In July 2003 Alcatel has taken increased responsibility for the management of Telecom’s network planning, development and operations services in New Zealand and Australia.

In August 2002 Telecom entered into an agreement to sell its 10% shareholding in EDS which it had previously acquired in June 2000. This transaction was completed in September 2002.

In September 2002 Verizon filed a substantial security holder notice advising that it had sold substantially all of its shares in the Company. The shares were acquired by Merrill Lynch who sold them to a variety of institutional investors.

The Capital Group Companies, Inc. filed a substantial security holder notice on 30 September 2002 advising that it had a 6.05% holding in Telecom shares. In March 2003 it advised that its shareholding was 6.10% of the Company’s shares.

In September 2003 Delaware International Advisors Limited filed a substantial security holder notice, advising that it held 5.07% of the Company’s shares. In November 2003 Deutsche Australia Limited advised that it had become a substantial security holder of the Company. See “Item 7 - Major Shareholders and Related Party Transactions”.

In January 2003, the Company signed an agreement with Broadcast Communications Limited (“BCL”) to enable Telecom to provide a range of broadband and wireless services to rural customers (who were previously beyond the reach of Telecom’s Asymmetric Digital Subscriber Line (“ADSL”) JetStream services), over an open access network to be built by BCL.

In June 2003 Lucent signed a five year agreement with the Company in which it agreed to manage network planning, design, implementation and operational services including all support and maintenance in relation to Telecom’s CDMA network in New Zealand.

In July 2003 Telecom entered into a reseller agreement and a retransmission agreement with Sky. Under the retransmission agreement Telecom is able to retransmit Sky programming over Telecom’s network. Under the reseller agreement Telecom can resell Sky services to domestic subscribers and to commercial subscribers with Sky’s consent. Sky and Telecom have agreed at the beginning of the fourth year of the agreements, to consider a renewal of the agreements, however there is no obligation on either party to do so.

In the year ended 30 June 2004, Telecom currently expects total capital expenditure of approximately $650 million. Of this amount, approximately $350 million relates to New Zealand Wireline, $75 million to New Zealand Mobile, $70 million to International, $10 million to Internet and Directories Services, $15 million to Australian Consumer, $105 million to Australian Business and Internet and $25 million to Corporate and Other. It is expected that these will be financed from operating cash flows.

Item 4 History and Development of the Company

Business Overview

Introduction

Telecom provides a full range of telecommunications products and services in New Zealand including local, national, international and value-added telephone services, cellular and other mobile services, data and internet services, equipment sales and installation services, leased services and directories.

Telecom’s Australian subsidiary, AAPT, offers a wide variety of fixed-line, data, internet and mobile services.

Telecom’s other major Australian subsidiary is TCNZ Australia Pty Limited (“TCNZA”). TCNZA is an aggregator of communications and on-line solutions, whose target market is major Australian corporate and government organisations.

Telecom also has other offshore interests including a major interest in Southern Cross. See “Property, Plant and Equipment - Network Assets - International”.

Principal Products and Services

Local Service

Local service contributed approximately NZ$1,110 million, or 21.4% of Telecom’s operating revenue for fiscal 2003. Of this amount, approximately NZ$51million, or 4.6%, was generated by AAPT and TCNZA.

In New Zealand the main components of local telephone service are business and residential line rentals, local call charges (predominantly paid by business customers) including Centrex and Virtual Private Network (“VPN”), enhanced network services products such as Smartphone services like call waiting and caller display, and messaging. Local telephone service provides the customer with access to the local telephone exchange, allowing telephone communication between customers in a local calling area and access to national and international toll services.

At this stage, AAPT has a limited number of customers connected directly to its network for local call services.

National Calling

National calls contributed approximately NZ$1,090 million, or 21.0% of Telecom’s operating revenue for fiscal 2003. Of this amount, approximately NZ$397 million, or 36.4%, was generated by AAPT.

In New Zealand National calls (also known as inland toll calls or, in the United States, long distance calls) include calls to a location outside the caller’s local calling area including Centrex and VPN, calls to cellular networks originating within the fixed line network, National 0800 calls and operator services charges.

In Australia, AAPT provides a range of voice services across Australia to all consumer segments to all Australian destinations and international destinations. AAPT owns or leases a high-speed inter-capital fibre network between Australia’s major cities to carry both data and voice.

In addition, AAPT’s existing long distance customers that have pre-selected AAPT are automatically provided with fixed to mobile services by AAPT (as long distance and fixed to mobile services are not unbundled in Australia). Calls made from a fixed wire phone to mobiles are carried over AAPT’s network, and terminated on a mobile network. AAPT pays an interconnect fee to mobile operators to terminate calls on their network.

Item 4 Business Overview Introduction and Principal Products and Services

International Calling

International calls contributed approximately NZ$401 million, or 7.7% of Telecom’s operating revenue for fiscal 2003. Of this amount, approximately NZ$86 million, or 21.4%, was generated by AAPT.

International services provided by Telecom include outgoing international calls made in New Zealand, collect, credit card and “New Zealand direct” calls to New Zealand, receipts from overseas telecommunications administrations and companies for calls to New Zealand that use Telecom’s facilities and calls from international switched traffic transiting Telecom’s facilities. Telecom makes payments to overseas administrations and companies for the use of their facilities for outward and transit calls from New Zealand to their countries.

AAPT’s international revenue includes international long distance traffic carried by undersea cable or by satellite to and from Australia. See “Item 4 - Property, Plant and Equipment - Network Assets - International”.

Interconnection

Revenues from Telecom’s interconnection services contributed approximately NZ$154 million, or 3.0%, of Telecom’s operating revenue for fiscal 2003. Of this amount, approximately NZ$39 million, or 25.3%, was generated by AAPT.

Telecom exchanges calls with competing telecommunications operators which require access to Telecom’s networks in order to provide their customers with service capability throughout New Zealand and Telecom’s revenues include payment for calls carried on behalf of other service providers. Prices and terms for this interconnection are determined by agreement between the parties. See “Item 4 - Regulatory Framework-The Telecommunications Act 2001”.

Cellular and Other Mobile Services

Cellular and other mobile services contributed approximately NZ$796 million, or 15.3%, of Telecom’s operating revenue for fiscal 2003. Of this amount, approximately NZ$226 million, or 28.4%, was generated by AAPT.

Cellular and other mobile services comprises access and airtime charges for calls originating from Telecom’s cellular network (including international calls) and revenue from texting, WAP services, paging and mobile radio services, cellular equipment and other related services.

In New Zealand, Telecom’s cellular network is available to approximately 96% of the New Zealand population. The network consists of both digital (CDMA and DAMPS) and analogue (AMPS) services. Telecom launched its CDMA network in July 2001 and expects to gradually phase out its AMPS and DAMPS services over a number of years. See “Item 4 - Property, Plant and Equipment -Network Assets - New Zealand” and “Item 3 - Risk Factors -Telecom’s capital investment programme may not generate an economic return”. At 30 June 2003, Telecom had approximately 1,250,000 cellular connections (down from approximately 1,308,000 connections at 30 June 2002, a decrease of approximately 4.4%).

Special features provided through the Telecom cellular telephone service include: optional rate plans; two way text services; cellular secretary (voice mail); call diversion; three-way conferencing; international roaming; mobile extension; information services such as news, sport and weather; and access to e-mail.

Telecom’s New Zealand CDMA network provides access to a nationwide data capability by which Telecom customers can wirelessly access the internet or connect remotely to the office. In July 2002 Telecom commercially launched 1XRTT services under the Mobile Jetstream brand. 1XRTT is an upgrade of Telecom’s CDMA network offering significantly greater data transmission speeds.

Item 4 Business Overview Principal Products and Services

Telecom’s cellular service is marketed using a variety of distribution methods including call centres, Telecom direct sales force and franchised retail outlets. Telecom’s cellular service is also resold by other organisations which use a combination of direct response, retail, door-to-door selling and telemarketing activity. As part of its marketing strategy for cellular services, the Company can provide dealers with handset subsidies which are passed directly to subscribers. These subsidies are in addition to revenue-based dealer commissions. The amount of the handset subsidy is dependent upon the length and type of service contract that the subscriber selects.

In New Zealand Telecom provides an extensive paging service which is available to approximately 95% of the New Zealand population. Telecom offers alphanumeric (message) pagers which operate in conjunction with the Telecom paging message centre. Telecom also offers simple tone and numeric pagers and private paging systems such as wide area paging networks for the health sector.

AAPT retails mobile services as a reseller of Vodafone and SingTel Optus cellular products through its wholly owned subsidiary AAPT Mobile Limited. In November 2001 Telecom and Vodafone Australia signed a network services agreement. Under this agreement Telecom purchases capacity at competitive wholesale prices and connect to Vodafone Australia’s network while continuing to market its cellular services to customers through the AAPT Mobile brand. The SingTel Optus resale agreement also continues. Through these channels, AAPT had approximately 282,000 GSM mobile customers as at 30 June 2003.

Data

Revenues from data services contributed approximately NZ$666 million, or 12.8%, of Telecom’s operating revenue for fiscal 2003. Of this amount, approximately NZ$206 million, or 30.9%, was generated by AAPT and TCNZA.

Data revenue consists principally of revenue from data transmission services, dedicated leased lines and managed data services. Telecom has made extensive use of ADSL technology to provide broadband internet access over existing copper telephone lines. LanLink and Internet Protocol (“IP”) Networking provide secure and private IP networking solutions to customers. Telecom’s frame relay and “Asynchronous Transfer Mode (“ATM”) services provide high-speed data services. The ATM service is increasingly being used to support IP services. Telecom offers a wide range of dedicated circuit services to satisfy the needs of customers requiring use of exclusive telecommunications links. Telecom also provides IP network services which connect other internet service providers to their customers.

AAPT owns and operates one of the largest secure private IP networks in Australia for the Victorian Government called VicOne. TCNZA owns and operates an IP network in Australia for the purposes of providing telecommunications and IP services to the Commonwealth Bank of Australia pursuant to a telecommunications and IT services outsourcing agreement commenced in fiscal 2001.

Internet

Revenues from internet services contributed approximately NZ$230 million, or 4.4%, of Telecom’s operating revenue for fiscal 2003. Of this amount, approximately NZ$96 million, or 41.7%, was generated by AAPT.

Internet revenues consist principally of revenue from internet access for residential and business customers. AAPT, through its subsidiary Connect Internet Solutions Pty Ltd (“Connect”), also generates revenue by wholesaling services to other ISPs, which in turn resell their services to retail customers. Telecom, through its subsidiary Xtra Limited, has entered into a licensing agreement with Microsoft which provides Xtra with MSN services on the portal xtramsn.co.nz.

Item 4 Business Overview Principal Products and Services

Other Operating Revenue

Other operating revenue comprises revenue from the publication of directories, revenue generated by equipment sales and installation services, revenue from AAPT’s resale activities and revenue relating to non-core business.

Directories

Revenue from directories sales contributed approximately NZ$207 million, or 4.0% of Telecom’s operating revenue for fiscal 2003. Telecom annually publishes in New Zealand 18 regional directories listing customers’ names and telephone numbers, 21 local directories and one specialist directory. Telecom also has a contract to publish the Cook Islands telephone directories. A standard listing in the regional and local directories is free to both residential and business customers. Special listings are available on a charged basis. Regional advertising directories classified by product or service (“YELLOW PAGES®”) are also published every year. Telecom offers process colour, four colour advertising, bold and super bold entries and logos in its directories. Telecom also provides Electronic White Pages, Internet WHITE PAGES™ and Internet YELLOW PAGES®.

Resale

Resale revenue contributed approximately NZ$278 million, or 5.4%, of Telecom’s operating revenue for fiscal 2003. This revenue was entirely generated in Australia, where AAPT resells Telstra’s local call services to customers not directly connected to AAPT’s network.

Miscellaneous Other

Miscellaneous other revenue contributed approximately NZ$208 million, or 4.0% of Telecom’s operating revenue for fiscal 2003. Of this amount, approximately NZ$57 million, or 27.4%, was generated by AAPT and TCNZA. Miscellaneous other revenue includes revenues from equipment sales and installation services, software development, telecommunications services provided in the Cook Islands and Samoa and international telecommunications infrastructure projects.

Item 4 Business Overview Principal Products and Services

Marketing

Telecom’s marketing activities are focused on positioning Telecom as a major competitive provider of telecommunications, information and entertainment services to business and residential customers in New Zealand. Telecom utilises a range of indirect and direct channels to manage its different customer segments including retail, call centres, online and direct account management for its top 1,400 business customers.

Telecom maintains a number of advertising programmes, through broadcast print and online media, to support its sales effort. The focus of Telecom’s advertising strategy is to build preference for Telecom’s brand, increase customer awareness of products and stimulate usage.

AAPT provides fixed line, mobile, pay TV, internet, data and IP based services to residential, business, government and wholesale customers throughout Australia. A broad range of marketing channels is used to acquire and serve customers. Phone and direct sales are used for larger business, corporate, government and wholesale customers. A nationwide network of indirect dealers is predominantly used in mass consumer and small business segments. Marketing communications programmes including advertising, point of sale, direct mail and telemarketing are used to support AAPT’s customer acquisition and retention goals. Cross-selling and upselling of services to customers is achieved through a combination of in-house and outsourced call centres.

Residential internet services are provided through AAPT’s one third interest in the AOL|7 Pty Limited joint venture with America Online Time Warner Inc. (“AOL”), one of the world’s leading interactive services providers and Seven Network Limited, an Australian broadcast television network.

AAPT has a sales agency agreement with Foxtel Management Pty Limited for the sale and billing of Foxtel Pay TV services to residential customers.

Item 4 Business Overview Marketing

Competition

New Zealand

Since 1989, there have been no statutory barriers to entry to any part of the telecommunications industry in New Zealand, and vigorous competition has developed. Broadly speaking, Telecom competes on the basis of product range, service quality and price.

Certain of Telecom’s competitors are large multi-national corporations, or affiliates thereof, with substantial resources, including TelstraClear and Vodafone. Telecom expects competition to continue to intensify, with the prospect of existing participants extending their activities as well as additional competitors entering the market. Further declines in prices for many products and services can be expected.

Telecom has extensive interconnection arrangements with other network operators and service providers such as CallPlus Limited (“CallPlus”), Compass World Exchange and TeamTalk Limited. These agreements cover international services, national and local voice services, data services, cellular services, internet services and mobile trunked services. Some of these interconnecting operators have the ability to offer local services and in most cases Telecom has number portability agreements in place enabling competitors to provide customers with the option of changing between local service providers without the need to change telephone numbers.

In addition to those companies with which Telecom has interconnection arrangements, numerous other organisations offer voice-calling services from overseas or by re-selling services from network operators in New Zealand. Approximately 100 internet service providers (“ISPs”) operate in New Zealand and many of these have access to the Telecom network through 0867 dial-up numbers.

Telecom faces increasing competition in the broadband services market. TelstraClear now offers wireline and wireless broadband services to businesses in the main and some regional centres. These services are offered through TelstraClear’s xDSL and fibre infrastructure plus the wireless LMDS network it has established in some locations. TelstraClear also has the ability to sell Asymetric Digital Subscribers Line (“ADSL”) services through a wholesale arrangement with Telecom. TelstraClear has also established an IP network in the Auckland, Wellington and Christchurch central business districts (“CBDs”). Other providers, for example Woosh Wireless Limited (“Woosh Wireless”) and Ihug Limited, also offer wireless and satellite based broadband services. The Government has also established the PROBE project rolling out broadband to all schools that do not currently have access to broadband by 2004 and to promote competition in broadband outside metropolitan areas. There are 15 regions being separately tendered for in order to seed competitive networks with the assistance of a measure of government subsidy. The Government has announced that successful tenders have been made by Telecom, Woosh Wireless, Vodafone, Counties Power Limited (“Counties Power”) and The Pacific.Net Limited. There are 2 regions for which the successful tenders have not yet been announced.

Competition in the wholesale market has also increased with the entry of energy companies into the communications market. UnitedNetworks has built high-capacity fibre optic networks in Auckland and Wellington CBDs. Electricity company subsidiary, Tangent, has built a network in Central and South Auckland and Counties Power has built a network in Counties Manukau. While Tangent and Counties Power are also targeting retail customers, UnitedNetworks claims to be operating in the wholesale market only. Another participant in the wholesale market is BCL which recently launched a wireless network for the provision of wholesale access services.

There are currently two mobile network operators in New Zealand – Telecom and Vodafone NZ. Telecom has launched a CDMA service. Vodafone operates a digital Global Service for Mobile communications (“GSM”) network and has also launched a GPRS service which competes with the CDMA offering. TelstraClear also resells mobile services via the Vodafone network.

TelstraClear and Vodafone NZ have announced that they intend to invest in Universal Mobile Telecommunications System (“UMTS”) networks. If they proceed to invest, Telecom would face increasing competition in the 3G arena and may have to consider accelerating its plans to invest in 3G networks. See “Item 3 - Risk Factors – Telecom’s capital investment programmes may not generate an economic return”.

Item 4 Business Overview Competition

Telecom also faces competition in leased-line services, paging, directory publishing and supply, and installation and maintenance of customer provisioning equipment (“CPE”).

The introduction of the Telecommunications Act 2001 is likely to further intensify competition in many areas, particularly in relation to interconnection and wholesale services. See “Item 4 - Regulatory Framework – the Telecommunications Act 2001” and “Item 3 - Risk Factors”.

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

Demand for telecommunications services is forecast to continue to grow in the foreseeable future. In particular, there is a demand for more bandwidth intensive products with lower growth for basic voice services. Price reductions, which have already been seen in the market for long distance and local fixed wire services, are expected to continue.

Whilst voice is expected to continue as the most significant revenue contributor to the industry, demand for data carriage is expected to grow over the medium-term approaching voice in volume and revenue. In anticipation of this growth in data traffic, substantial investment in high capacity networks has taken place in recent years, leading to an over-supply of bandwidth capacity. This imbalance has resulted in downward pressure on prices, particularly over metropolitan and longhaul routes accessible by commercial users.

The pricing pressure in both voice and data segments of the market has impacted on the performance of all market participants. This has resulted in the exit of some smaller participants (most notably OneTel) and consolidation among other participants. Many expect that further consolidation of the second and third tier markets will occur in due course.

There are approximately 100 carriers licensed to maintain their own telecommunications infrastructure and to provide services to the public in Australia. Of those carriers, there are currently three main facilities based competitors to AAPT - Telstra, SingTel Optus and Vodafone and competitors such as Hutchison Telecommunications (Australia) Limited. The local call market remains dominated by Telstra, as it owns most of the domestic local loop network, and duplication of the Telstra fixed network is not economically feasible in many parts of Australia. Interconnection with Telstra is necessary for competitive carriers, including AAPT.

There is vigorous competition in the national and international long distance market, and there is a necessity to interconnect with other carriers in respect of both national and international originating and terminating traffic.

The Australian regulatory system is complex and access to interconnection services can be subject to protracted disputes. In June 2002 AAPT settled its ongoing dispute with Telstra regarding the terms on which Telstra supplies its PSTN originating and terminating access. AAPT is not currently engaged in any arbitration under the telecommunications access regime.

Item 4 Business Overview Competition

Regulatory Framework

New Zealand

The New Zealand telecommunications environment has been reformed by the Telecommunications Act 2001 (the “Act”). The Act creates a telecommunications industry-specific regulatory regime replacing what was a comparatively deregulated environment governed primarily by generic antitrust regulations.

The Telecommunications Act 2001

Key features of the regulatory regime established under the “Act” are:

•	a Telecommunications Commissioner (the “Commissioner”) is established as a specialist Commissioner within the existing Commerce Commission (the “Commission”). The Commissioner’s key functions are to resolve disputes over regulated services; to report to the Minister on the desirability of regulating additional services and to monitor and enforce Telecommunication Service Obligations (“TSOs”), as discussed below;

•	the “designation” of certain services, allowing the Commission to set the terms and conditions of access and prices of those services if requested to do so by firms who have been unable to negotiate commercial terms. Designated services are currently interconnection with Telecom’s fixed telephone network; interconnection by Telecom with another provider’s fixed telephone network; wholesaling of Telecom’s fixed network retail services; local, cellular and national toll-free telephone number portability; and land to mobile carrier pre-selection (non-code access). The Act includes pricing principles that the Commission must follow in regulating interconnection and wholesale prices (set out below);

•	the “specification” of certain services, allowing the Commission to set the terms (excluding price), if requested to do so by firms who have been unable to negotiate commercial terms. Specified services are currently national roaming on 2G mobile networks (where the access seeker is rolling out a network) and co-location of cellular mobile transmission sites;

•	provisions allowing the Governor-General of New Zealand to declare TSO instruments, and deeming certain instruments to be TSO instruments from commencement of the Telecommunications Act (see below for a description of the current TSO instrument). A TSO instrument records an agreement between the Crown and a service provider for the supply of particular telecommunications services to an identified group of end-users. Each year the Commission is to determine the net cost to the service provider of complying with the TSO instrument. Other industry participants will have to pay a contribution towards the net cost of the TSO instrument. The Act contains a formula to calculate and apportion these contributions. The calculation is based on a liable person’s share of revenue (out of the total revenue of the service provider and all liable persons) over the relevant period;

•	the Commission is required to undertake a review of local loop unbundling by December 2003.

There is only one TSO instrument that is currently in force – the TSO Deed between Telecom and the Crown for the provision by Telecom of local residential telephone service in New Zealand, although the Government is considering declaring a deaf relay service a second TSO instrument. The TSO Deed requires Telecom to observe the following principles:

•	a local free calling option for local residential telephone service (including voice and dial up data services) will be maintained for all Telecom residential customers;

•	Telecom will charge no more than the standard residential rental for local residential telephone service (increased consistent with the consumer price index) as it was at 1 November 1989 unless overall profitability of Telecom’s fixed business is unreasonably impaired; and

•	the line rental for local residential telephone service in rural areas will be no higher than the standard rental and Telecom will continue to make local residential telephone service as widely available as it was at 19 December 2001.

“Local residential telephone service” and other key terms are defined in detail in the TSO Deed. The TSO Deed also contains local residential telephone service quality measures that must be met. The

Item 4 Business Overview Regulatory

Act requires the Commission to determine Telecom’s compliance with these service quality measures and report to the Minister of Communications any non-compliance.

The Act provides for the net cost of complying with the TSO Deed to be recovered from other liable persons, principally other carriers, on a proportional basis to be determined by the Commission. The Act requires Telecom to provide the Commission with an audited calculation of this net cost. On 20 September 2002 Telecom advised the Commission that the net cost of complying with the TSO Deed for the period 20 December 2001 (the introduction of the Act) to 30 June 2002 was $425 million (using a 13.2% weighted average cost of capital (“WACC”). The Commission requested Telecom to also supply a revised calculation in accordance with parameters set by the Commission. Telecom supplied the revised calculation using the Commission’s methodology. The amount was $408 million (using a 13.2% WACC) and $210 million (using a 8.2% WACC). The Commission is required under the Act to make a determination on the total cost of the TSO and the liable persons contribution and there can be no assurances the Commission’s determination will confirm Telecom’s calculations are accepted. The Commission in June 2003 released its draft determination on the calculation of Telecom’s net cost of complying with its TSO. The draft calculation is for approximately six months from the passing of the Act in December 2001 to June 2002. The annualised figure has been calculated in the draft determination to be $73.5 million. This amount could change as a result of the Commission’s final determination although any change is unlikely to be significant. This is expected to be issued before the end of 2003. The net cost is required to include a reasonable return on capital to service non-viable customers. The Commission has tentatively concluded an after tax return of 6 percent was reasonable, a position which Telecom is contesting.

The Act sets out a comprehensive process for determinations by the Commission in respect of designated and specified services. For interconnection and wholesale services, that process includes initial determinations and pricing review determinations. The pricing principle for initial wholesale service determinations is generally retail price minus a discount benchmarked against discounts in comparable countries. The pricing principle for initial interconnection determinations is a price benchmarked against interconnection prices in comparable countries using one of (a) a forward-looking cost-based pricing method, (b) pure bill and keep, or (c) pure bill and keep applied to two-way traffic in balance (or to a specified margin of out of balance traffic) and forward-looking cost-based pricing applied to out of balance traffic (or traffic beyond a specified out of balance margin).

A party to an initial determination can initiate a pricing review determination. The pricing review is based on final pricing principles. In the case of interconnection determinations the final pricing principle is:

•	Total Service Long-Run Incremental Cost (“TSLRIC”); or

•	pure bill and keep; or

•	pure bill and keep applied to two-way traffic in balance (or to a specified margin of out of balance traffic) and TSLRIC applied to out of balance traffic (or traffic beyond a specified out of balance margin).

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

In May 2002, Telecom and TelstraClear both made applications to the Commission for determination of price and non-price terms for the provision of interconnection services between each other, and TelstraClear also applied for a determination in relation to certain wholesale services.

The Commission issued its determination on interconnection services in November 2002. Key terms include bill and keep arrangements for all voice and data traffic and toll bypass interconnection at 1.13 cents per minute. The Act includes provision for challenging the Commission’s determination either by pursuing a final pricing review based on forward looking cost methodology or by appeal on errors

Item 4 Business Overview Regulatory

of law. Telecom is considering these options. TelstraClear and Telecom have both filed applications for a final pricing review.

The Commission issued its determination in respect of wholesale services on 12 May 2003. The Commission’s determination is effective for 18 months from 12 May 2003. The determination largely relates to the wholesaling of business services and some residential broadband services. The Commission set a wholesale price of 16% off Telecom’s standard retail prices for these services. Both parties have applied for a final pricing review. The timeframe for the pricing review determination is uncertain, waiting primarily on Commission workload issues.

TelstraClear has also applied for a determination in relation to the general wholesaling of residential services. This application was lodged on 13 November 2002. The parties are currently in negotiations and unresolved issues will be left to the Commission.

CallPlus applied to the Commission in December 2002 for a determination relating to interconnection and wholesale services. CallPlus and Telecom have since successfully negotiated an interconnect agreement and the regulatory application for interconnection has been withdrawn. It is likely that the parties will agree and withdraw the wholesale application as well.

Five telecommunications carriers have applied to the Commission for a determination in respect of the local telephone and mobile telephone number portability services. The applicants seek a determination on how the cost of providing number portability should be apportioned between participants. The Commission will determine the method of cost allocation of a number portability solution. The Industry Forum, a self-regulatory body, will agree the technical solution. It is expected that the Industry Forum will report in March - April 2004 at which time the Commission will begin its investigation. It is expected that a determination will be issued in late 2004.

A review of whether local loop unbundling and/or interconnection access with the Company’s fixed public switched telephone network and its public data network should be added to the list of regulated services must be completed by the Commissioner before 20 December 2003. A draft decision has been released by the Commissioner that recommends unbundling of both the public switched telephone network and the public data network. The Commissioner has also recommended that ancillary services, such as back-haul and co-location in the Company’s exchange buildings, be regulated. A final decision on adding to the list of regulated services will be made by the Government, which may or may not accept the recommendations of the Commissioner. This is expected in early 2004. The extent to which unbundling (if any) is required by the Government could impact on the Company’s future investment decisions.

The Act also provides for an industry forum to be developed for the purpose of preparing industry codes for approval by the Commission. The Telecommunications Carriers Forum (“TCF”) was formed as an incorporated society on 23 August 2002, comprising Telecom and five other carriers. The TCF will prepare codes for regulated services in accordance with the Act. Such codes for designated access services and specified services will be confined to implementation of the access principles in the Act. The principles are: timeliness, non-discrimination, and international best practice. Regulated codes are binding on all parties.

The TCF may also develop codes for non-regulated services. Non-regulated codes require unanimous endorsement from the TCF Board, of which Telecom is a member. Compliance with non-regulated codes is voluntary.

Kiwi Share

The Government holds one preference share (the “Kiwi Share”) in the Company that has special rights. The Company’s Constitution contains provisions that require the Company and the Board of Directors to observe certain principles relating to the provision of telephone services and their prices. Pursuant to the Act and the TSO Deed between Telecom and the Crown (see “Item 4 - Regulatory Framework – the Telecommunications Act 2001”), the Kiwi Share obligation ceases to have effect during the period that the TSO Deed is a deemed TSO instrument under the Act.

Commerce Act 1986

The Commerce Act 1986 (the “Commerce Act”) remains as the generic antitrust statute regulating market behaviour. It is now augmented by the Act (see above).

Item 4 Business Overview Regulatory

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

Authorisation can be sought from the Commission for a restrictive trade price or business acquisition if the public benefits of the practice or acquisition outweigh the substantial lessening of competition. Clearance can also be sought from the Commission for a business acquisition if the acquisition does not substantially lessen competition.

The Commerce Act contains penalties for business acquisitions which proceed without Commission clearance or authorisation and which have anti-competitive effects.

The Commerce Act gives the Commission the power to issue cease and desist orders for any anti-competitive activity that is likely to do irreparable harm to a competitor. The High Court of New Zealand (the “High Court”) also has the power to grant injunctions to restrain conduct and to award damages and impose pecuniary penalties. The maximum penalty for companies is the greater of NZ$10 million or three times the value of the commercial gain (where this can be readily ascertained) or up to 10% of turnover (where the commercial gain cannot be readily ascertained). Individuals involved in a prohibited practice are liable for a penalty of up to $500,000. There is a statutory presumption that a penalty will be sought from the individual(s) who engaged in the anti-competitive conduct. Companies are prevented from indemnifying staff and directors in respect of liability for price fixing.

The Commission investigates complaints about alleged breaches of the Commerce Act. Private persons can also bring actions under the Commerce Act.

Fair Trading Act 1986

Telecom is also subject to the Fair Trading Act 1986 (the “Fair Trading Act”), like all trading enterprises in New Zealand. The Fair Trading Act prohibits misleading and deceptive conduct, false representations and unfair trade practices. It also establishes a mechanism for the prescription of consumer information and product safety standards.

Consumer Guarantees Act 1993

The Consumer Guarantees Act 1993 (the “Consumer Guarantees Act”) provides rights of redress against suppliers and manufacturers of goods and services in respect of any failure to comply with guarantees given, or deemed by the statute to be given, to consumers. In July 2003 the Consumer Guarantees Act was amended to ensure that it applies to the supply of utilities (including telecommunications).

Telecommunications (Residual Provisions) Act 1987

Most provisions of the Telecommunications (Residual Provisions) Act 1987 were repealed by the Telecommunications Act 2001. However, provisions requiring telecommunication providers to comply with court issued call data warrants remain in effect.

Following the enactment of Telecommunications Act 2001 (see above) Telecom is no longer required to comply with the Telecommunications (International Services) Regulations 1994 and the Telecommunications (Information Disclosure) Regulations 1999.

Radiocommunications Act 1989

Until 1989, all radio frequencies were allocated by the New Zealand Government, which issued radio apparatus licences to users in respect of transmitters or particular groups of transmitters. The Radiocommunications Act 1989 (the “Radiocommunications Act”) instituted a new regime for the management of the radio frequency spectrum, whereby the Government decides to bring particular frequency bands within the new regime and creates tradable management rights and spectrum licences in those frequency bands. Until such time as a frequency band is brought within the new regime, the old system of radio apparatus licences remains in force.

Item 4 Business Overview Regulatory

Telecom currently holds:

•	Management rights until 2012 in respect of both the AMPS A and B bands (20 MHz in total) that its cellular network currently utilises;

•	Management rights until 2010 in respect of eight MMDS channels (64 MHz in total). Telecom’s future use of these channels is currently under review;

•	Management Rights until 2021 in respect of 25 MHz of DCS1800 spectrum;

•	Management Rights until 2021 in respect of 15 MHz of 3G (UMTS) spectrum; and

•	Licence rights (spectrum licences) for periods from 5-20 years in respect of approximately 150 point-to-point systems operating in the DCS1800 bands.

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

The acquisition of management rights and spectrum licences may require Commission clearance if there is a risk that the acquisition could be found to substantially lessen competition in any market.

The Radiocommunications Amendment Act 2000, which came into force on 12 October 2001, allows the making of regulations which:

•	ensure compliance with international electromagnetic interference standards;

•	strengthen provisions to prevent disruption caused by lawful interference (through the introduction of an arbitration process);

•	allow for new management rights to be created and allocated in advance of the expiry of existing rights;

•	provide for publicly accessible on-line records of all apparatus and spectrum licences.

Some of these matters are addressed in the Radiocommunications Regulations 2001.

Overseas Investment Regulations 1995

Under the Overseas Investment Regulations 1995 , Telecom is deemed to be an “overseas person” because of its foreign shareholders. Overseas persons are required to obtain consent for certain business activities. Telecom must obtain consent for business acquisitions where the value exceeds NZ$50 million, or for certain acquisitions involving land.

Item 4 Business Overview Regulatory

Number Administration Deed

Telecom has also entered into a Number Administration Deed with several other carriers which provides for a mechanism for the centralised and independent administration of the parties’ telecommunication number resources and for the provision of number portability. It includes a provision for an independent assessment of the costs and benefits of a long-term number portability solution, and a commitment by the parties to implement and pay for that solution if the assessment is that the benefits outweigh the costs. However, the Number Administration Deed parties have agreed that they are unable to resolve the number portability issues and the issues may now be resolved upon application to the Commissioner. The Number Administration Deed has been the subject of an authorisation from the Commission. Telecom has also entered into an agreement with other carriers establishing an unincorporated joint venture for introducing toll free number portability, and a system for the allocation of toll free numbers. The effect, if any, of number portability upon Telecom’s revenues cannot be estimated at this time.

Australia

Legislation and regulatory bodies

The current regulatory regime for telecommunications is contained in a package of Commonwealth Acts, the most significant of which are:

•	the Telecommunications Act 1997 (“the Telecoms Act”);

•	the Telecommunications (Consumer Protection and Service Standards) Act 1999 (which contains mainly consumer protection provisions previously contained in and transferred from the Telecoms Act);

•	Parts XIB and XIC of the Trade Practices Act 1974 (“Trade Practices Act”);

•	the Radiocommunications Act 1992; and

•	the Australian Communications Authority Act 1997.

The Australian Communications Authority (“ACA”) is the primary regulator responsible for radiocommunications and telecommunications standards. The ACA is responsible for managing radio frequency spectrum (under the Radiocommunications Act 1992), and for managing carrier licensing, consumer and technical issues relating to telecommunications and enforcing the Telecoms Act.

The Australian Competition and Consumer Commission (“ACCC”) is responsible for administering the industry-specific access regime under Part XIC of the Trade Practices Act 1974. The ACCC is also responsible for the anti-competitive conduct and record keeping rule regimes in Part XIB of that Act.

The main object of the Telecoms Act is to provide a regulatory framework that promotes the long-term interests of end users and the efficiency and international competitiveness of the Australian telecommunications industry. Industry self-regulation is encouraged. The key self-regulatory body is the Australian Communications Industry Forum (“ACIF”). Industry codes of practice are developed through ACIF. Codes may be registered with the ACA. The ACA may enforce registered industry codes, and may impose industry standards if self-regulation fails.

The Telecommunications Industry Ombudsman (“TIO”) is an industry body established to provide a dispute resolution forum for complaints from residential and small business users. All carriers are required to be members of the TIO and the TIO is funded through charges levied on its members.

Broadcasting matters are regulated principally by the Australian Broadcasting Authority under the Broadcasting Services Act 1992 (“Broadcasting Services Act”)and certain State legislation. The ACA and the ACCC also have responsibilities in this area.

The Minister for Communications Information Technology and the Arts has significant powers under various statutory instruments to give directions to various statutory authorities and carriers to bring about particular outcomes within the compass of his office.

Item 4 Business Overview Regulatory

Industry participants

Since 1 July 1997, the three main categories of operators in the industry have been:

•	carriers - which own the infrastructure used to provide carriage services to the public;

•	carriage service providers (CSPs) – which use infrastructure to provide carriage services to the public;

•	content service providers – which use carriage services to supply content services to the public. Content services include broadcasting, on-line information and on-line entertainment.

Access to services

Part XIC of the Trade Practices Act contains an industry-specific regime for access to “declared” telecommunications services. Services can be “declared” by the ACCC following a public inquiry. Certain services (notably domestic PSTN and GSM originating and terminating services) were deemed to be declared as at 1 July 1997. Access to services under Part XIC can also be gained by way of an undertaking given by a carrier or CSP to the ACCC. The ACCC has subsequently declared a number of additional services including:

•	unconditioned local loop service, local PSTN originating and terminating service and local carriage service;

•	Integrated Services Digital Network (“ISDN”) originating and terminating services; and

•	the analogue subscription television broadcast carriage service.

Once a service is an active declared service “standard access obligations” apply to any access provider supplying the declared service, including the obligation to supply the declared service upon request. The regime gives priority to commercial negotiation of terms and conditions of access but if agreement cannot be reached, the ACCC is empowered to make a determination following an arbitration. The ACCC must not make a determination which has certain effects, including preventing a service provider or carrier from obtaining a sufficient amount of the service to meet their reasonably anticipated requirements. Alternatively, an access provider may provide an access undertaking which the ACCC can either accept or reject.

In practice, most access arbitrations have been concluded on commercial terms but there have been several significant non-concluded arbitrations. Not surprisingly, the price of access has proved to be the most difficult issue to resolve. Several arbitrations relating to Telstra’s Public Switched Telephone Network (“PSTN”) concluded in late 2000 but were quickly appealed by Telstra to the Australian Competition Tribunal. AAPT was a party to one such appeal. This appeal was commercially resolved. The ability to make such appeals has recently been removed.

AAPT is not currently a party to any access arbitrations under the access regime having settled a number of disputes in 2001 and 2002.

Access to facilities

The Telecoms Act imposes obligations on carriers to provide access to certain facilities to other carriers, for the purpose of those carriers providing competitive facilities and competitive carriage services or establishing their own facilities. The terms and conditions of access are as agreed between carriers or, failing agreement, as determined by the ACCC.

Item 4 Business Overview Regulatory

Regulation of industry participants

There is no limit on the number of carrier licences that may be issued by the ACA. As a general rule, there is no time limit on a licence. Subject to the payment of an annual charge, a licence will continue in force until it is surrendered or cancelled.

Owners of telecommunications infrastructure (such as a cable network) may not supply carriage services to the public using the network units unless the infrastructure owner holds a carrier licence or a nominated carrier declaration is in force. Each carrier must comply with the Telecoms Act and licence conditions, including:

•	the standard access obligations in Part XIC of the Trade Practices Act in relation to active declared services;

•	provision of access to specified facilities (including land, buildings, structures, telecommunications transmission towers and underground facilities) and to network information;

•	payment of licence fees and contribution to the universal service levy (which funds the provision of universal or basic services);

•	preparing and maintaining a carrier industry development plan; and

•	preparing and maintaining an interception capability plan. Carriers must also ensure that services passing over their networks can be intercepted by law enforcement agencies.

As an alternative to obtaining a licence, a carriage service provider may operate network units by obtaining a “nominated carrier declaration” from the ACA, which involves the nominated carrier assuming the licence responsibilities in relation to specified network unit(s) owned by a non-carrier.

Carriage service providers are not required to be licensed or registered but they must comply with the service provider rules contained in the telecommunications legislation, including compliance with minimum standards and, where they supply the “standard telephone service”, to provide untimed local calls and directory assistance.

Content services providers are subject to only minimal regulation, under the Telecoms Act, but are subject to a wide variety of restrictions in relation to ownership and local content, among other things, under the Broadcasting Services Act.

AAPT has held a carrier licence since 1 July 1997 and is also a carriage service provider.

Competition

Anti-competitive practices in the telecommunications industry are subject to a general anti-competitive regime contained in Part IV of the Trade Practices Act and also to a telecommunications specific regime in Part XIB of the same Act. Under the “competition rule” in Part XIB, a carrier or carriage service provider will be held to have engaged in anti-competitive conduct if it has a substantial degree of power in a market and takes advantage of that power with the effect, or likely effect, of substantially lessening competition in that or any other telecommunications market, or breaches certain other of the general competition law prohibitions in Part IV of the Trade Practices Act. Substantial financial penalties apply for breach of the rule.

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

Item 4 Business Overview Regulatory

Other international issues

The Telecommunications (Compliance with International Conventions) Declaration No. 1 of 1997 provides that carriers and carriage service providers are bound by 39 listed international conventions, including the WTO Basic Telecommunications Agreement.

The Telecoms Act empowers the Minister for Communications to make rules of conduct about dealings with international telecommunications operators and the Minister has exercised that power. The Rules of Conduct About Dealings with International Telecommunications Operators No. 1 of 1997 require carriers and carriage service providers to use all reasonable endeavours to prevent, mitigate or remedy unacceptable conduct engaged in by an international telecommunications operator. The ACCC administers the Rules.

Number Portability

In Australia Local Number Portability (“LNP”) has been available to all carriers since November 1999. Customers can now keep their local numbers when taking AAPT’s bundled residential telephony service. Mobile Number Portability (“MNP”) has been available since 25 September 2001. Portability of Freephone (1800) and National Rate (13) numbers has been available since November 2000.

Recent changes to the Telecoms Act and Parts XIB and XIC of the Trade Practices Act include:

(a)	removal of merits review by the Australian Competition Tribunal of ACCC arbitration determinations;

(b)	introduction of provisions relating to the interplay between proposed undertakings and current arbitration;

(c)	a requirement for the ACCC to determine benchmark terms and conditions for access to core telecommunications services;

(d)	provision for access providers to provide undertakings and gain exemptions in relation to the access regime for services that are not yet declared or supplied; and

(e)	the introduction of accounting separation for Telstra Corporation Limited’s wholesale and retail operations.

United States

Telecom is subject to all rules, policies, and duties of the United States Federal Communication Commission (“FCC”) applicable to U.S. international common carriers. The FCC regulates Telecom as a “dominant” carrier on the U.S. – New Zealand route, and as a non-dominant carrier on all other international routes. As a dominant carrier on the U.S. – New Zealand route, Telecom is required to operate on a structurally separate basis from its U.S. affiliate and comply with certain reporting requirements. The US Telecommunications Act of 1996 and Communications Act of 1934 also places certain duties on all telecommunications carriers, to which Telecom is subject with respect to services it provides in or from the United States.

In December 1996 the FCC granted Telecom authority under Section 214 of the Communications Act of 1934 to operate as a United States international facilities-based carrier and to acquire capacity in United States international facilities in order to provide telecommunications services between the United States and New Zealand and points beyond. Telecom’s U.S. subsidiaries applied in 2000 for additional authority under Section 214, specifically to provide long distance and international services originating in New York. One of those applications was granted on 22 November 2000 and the other was granted on 15 December 2000.

Other laws of the United States, such as the Trading with the Enemy Act of 1917, the US Telecommunications Act of 1996, the Foreign Corrupt Practices Act of 1977 and the Sarbanes-Oxley Act of 2002 may restrict certain activities of Telecom by virtue of the fact that the ADSs are traded on the New York Stock Exchange.

Item 4 Business Overview Regulatory

Organisational Structure

See “History and Development” and Exhibit 8 (for list of significant subsidiaries).

Property, Plant and Equipment

Land Assets

Telecom owns approximately 1,000 freehold sites and utilises approximately 2,500 sites on estate of less than freehold tenure (e.g. leases, licenses, etc.). Although Telecom’s land assets are not large in area, they include some strategic sites, such as the properties on which its telephone exchanges are located. Most of Telecom’s sites are related directly to its telecommunications operations and are used for network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and mobile phone base station equipment.

Many of Telecom’s minor operational sites are situated on leased land or land to which Telecom has access by statutory right or other formal or informal arrangements. In addition to its operational sites, Telecom owns or leases a few properties for office accommodation, storage and other miscellaneous purposes. Telecom’s freehold sites could potentially be subject to indigenous land claims. To date very few sites have been resumed. See “Item 3 -Cellular radio and other key sites may be subject to Maori land claims”.

AAPT Group lease commercial premises in all major cities of Australia and certain regional centres used for major network sites, office accommodation, call centre operations, retail outlets and signage.

AAPT occupies premises for 56 points of presence (“POPs”) throughout Australia formalised through lease arrangements. In addition AAPT has Points of Interconnect (“POIs”) which are located within Telstra buildings (eg Telstra Exchange Based Access).

For Vic One and South Western Area Regional Hospital networks in Victoria, AAPT has entered into lease/licence agreements for a further 74 sites.

AAPT has other network infrastructure, namely rooftop installations ( Local Multipoint Distribution Service (“LMDS”) hubs, antennae, microwave, etc), associated works, base stations, towers, rack/fibre deployment into buildings as well as customer installations. These are secured through telecommunication licences/leases/building access agreements.

AAPT has two freehold sites in its portfolio which are located in Richmond (Victoria) and Bendigo (Victoria). The Richmond site was established for multipurpose use comprising network operations, internet data centre and office accommodation. The Bendigo site has been developed as a call centre.

Network Assets

New Zealand

In New Zealand Telecom operates an advanced telecommunications network. All of Telecom’s customers are connected to digital telephone exchanges that are linked with digital transmission systems. Telecom operates an Intelligent Network and uses the internationally standardised CCS No.7 signalling system that enhances the operation of the existing network and allows Telecom to easily provide services such as free-phone and wide-area CENTREX. Advanced Voice-mail and Fax-mail messaging services are provided to over a third of Telecom’s customers. Telecom’s network is managed through a computerised management system which monitors the network, records network traffic flows and rearranges network capacity as necessary.

In mid-1999, Telecom commercially launched a fast internet access service based on Asymmetric Digital Subscriber Line (“ADSL”) technology. Currently the service is available to approximately 83% of Telecom’s customers, and is being progressively expanded. ADSL utilises existing copper cabling and has the potential to be used for a range of broadband services including video. SHDSL, a symmetrical variant, is also available on 361 exchange sites and coverage is also being expanded. A nationwide Data (IP & ATM) network is operational and provides services such as Frame Relay and Virtual Private IP Networking. Future growth is expected in services such as data access, IP networking, and LAN connectivity. In June 2002 Telecom began a 5 year investment plan to

Item 4 Business Overview Property Plant and Equipment

implement the NGN. Initial investment comprises a MPLS capable IP Core, enhanced DSL and Ethernet over fibre technology with supporting operational support systems.

Telecom offers pre-paid and post-paid mobile phone services with an AMPS/DAMPS cellular network TDMA and CDMA cellular network. Telecom has launched a CDMA 1xRTT cellular network in New Zealand offering both voice and packet data services. It is expected that the existing AMPS/DAMPS cellular network will continue to operate for several years to allow customers to transfer to CDMA when convenient.

Telecom has long-term supply relationships with various equipment suppliers for equipment installed in its network. These suppliers include NEC, Nokia, Cisco, Lucent, Ericsson and Marconi.

In June 2002, Telecom and Alcatel announced that they had formed a strategic partnering relationship to manage the development and integration of Telecom’s NGN. Telecom and Alcatel will work together to migrate Telecom’s current voice and data networks to an internet protocol network in New Zealand and integrate it with the Company’s core network in Australia. Alcatel will be the primary supplier of equipment to provide new services in New Zealand.

Telecom has entered into several cross border leases in respect of telecommunications assets including certain parts of digital telephone exchanges, digital transmission systems, the Intelligent Network, IP & ATM Data equipment and CDMA cellular equipment. These cross border leases are subject to specific binding rulings from the Inland Revenue Department, and are treated as finance leases. These leases limit Telecom’s ability to sell or sublease the equipment, but do not affect the day to day running and management of the network or services Telecom provides to its customers.

Telecom does not manufacture telecommunications equipment but concentrates on the design and development of its networks with the best technology available. Research and development costs are therefore not material.

Australia

AAPT operates an extensive voice and data network in Australia. AAPT’s voice network consists of nine switching sites located in Sydney (2), Melbourne (2), Brisbane (2), Adelaide, Perth and Canberra and an additional site located in Sydney for technical development and testing purposes. AAPT operates 56 POPs in regional cities and towns, two integrated intelligent network nodes and two signal transfer point nodes. All voice elements are interconnected with Telstra, SingTel Optus, other national carriers and numerous international carriers.

AAPT’s data switching infrastructure comprises more than 170 sites nationally. The network consists of 21 major Asynchronous Transfer Mode (“ATM”) switches, spread across state capitals and major regional centres, supported by 71 Frame Relay switches in various regional locations. An additional 39 Frame Relay POPs serve the VicOne network. AAPT’s ATM switches use Cisco and Stratacom equipment.

AAPT has acquired high bandwidth capacity on SingTel Optus’ national backbone network linking Cairns, Brisbane, Sydney, Canberra, Melbourne, Adelaide and Perth. Also as part of this agreement, SingTel Optus provided 50 regional drop off points and AAPT installed equipment to link the drop off points with the regional POPs.

The AAPT network interconnects to Telstra’s local network through switches POPs.

AAPT’s LMDS, CBD Fibre and xDSL networks are complementary and together with AAPT’s voice and data switching capabilities they enable a range of voice, high-speed data and IP based services. Markets have been segmented on both a customer and geographic basis to target deployment of each type of access technology.

AAPT has long-term supply relationships with various equipment suppliers for equipment installed in its network. These suppliers include Siemens AG, Marconi Communications Plc, Cisco and Alcatel.

Item 4 Business Overview Property Plant and Equipment

International

Telecom’s international network has been designed to maximise the performance and the delivery of telecommunications services from its customers in New Zealand and Australia to the rest of the World. Telecom is connected to approximately 350 international telcos around the World via international submarine cable systems and satellite links. The international network is almost 100% digital.

Telecom is a significant cable owner and purchaser in most Pacific and Asian cable systems including:

•	TASMAN 2, linking Australia and New Zealand;

•	SEAMEWE 3, linking Japan through South East Asia, via the Middle East to Western Europe, with a link from Singapore to Australia;

•	PacRim East, from New Zealand to Hawaii;

•	PacRim West, from Australia to Guam;

•	Trans northern Pacific via TPC 5 China-US and HAW-5;

•	Around Asia on APCN and JASURAUS;

•	Trans northern Atlantic on the older TAT cable systems;

•	Trans Pacific on the Southern Cross Cable Network.

In 1998 Telecom joined with SingTel Optus and WorldCom (now MCI) in a joint venture to build and operate a trans-Pacific submarine optical fibre cable called the Southern Cross Cable Network (“Southern Cross”), linking Australia, New Zealand, Fiji, Hawaii and the West Coast of the United States. Southern Cross provides international capacity for growth of traffic generated by data services, including internet traffic, and commenced operations in November 2000. Telecom has a 50% equity investment in Southern Cross Cables Holdings Limited . See also Item 5 “Southern Cross”.

Telecom owns and operates satellite earth stations at Warkworth, Wellington, Rangiora, Waitangi in the Chatham Islands and Scott Base in Antarctica. These satellite earth stations provide telecommunications services to the dwindling number of destinations not served by international submarine cable systems.

Telecom is a shareholder in both INMARSAT Limited, which provides international marine satellite services to ships and airplanes, and INTELSAT Limited, which provides international telecommunications satellite services to international and national telecommunications carriers and broadcasters worldwide. INMARSAT has negotiated a private sale of its shares which will be voted on by its shareholders on 1 December 2003. If shareholder approval for the sale is received, Telecom will sell its shareholding in INMARSAT for approximately US$2.4million.

Telecom began to extend the global reach of its international network to obtain better wholesale termination rates from international carriers into foreign destinations. Telecom began by obtaining a licence under Section 214 of the Telecommunications Act 1934 (U.S.) to acquire and operate communications facilities in the United States of America. A POP has been operating in Los Angeles since late 1996 to switch international wholesale telephony minutes. Trans-America links also enable Telecom to meet wholesale carriers in New York, Miami and San Jose. Other value added services such as international leased services and private network offerings can be supported from this facility.

Telecom’s international network uses the POPs in Australia, the United States of America, the United Kingdom and Japan to obtain better pricing for its Australian and New Zealand based customers, whilst generating new business for carriers seeking competitive wholesale pricing into Australia and New Zealand.

Telecom has established a POP in Sydney in 1997, which supports international leased services and private network offerings into Australia. These value added services are supplied trans-Tasman in

Item 4 Business Overview Property Plant and Equipment

support of New Zealand corporate customers. The later acquisition of AAPT has significantly increased this capability and has opened international voice service synergies.

Telecom established a POP in London in late 1999 to further extend its reach. Telecom has a licence under Section 7 of the Telecommunications Act 1984 (UK) to acquire and operate communications facilities in the United Kingdom. Like the above POPs, this POP has voice and data service capabilities. Access from London to the Frankfurt market further extends Telecom’s reach into the emerging Central and Eastern European wholesale voice markets.

Telecom established a further POP in Tokyo to service the northern Asia area. Telecom has a Special Type II Licence to operate telecommunications facilities in Japan. This POP has only wholesale voice service capability at this time.

Item 4 Business Overview Property Plant and Equipment

Item 5.	Operating and Financial Review and Prospects

The following discussion of Company performance information uses financial data prepared using New Zealand Generally Accepted Accounting Principles (“NZ GAAP”). The differences between US GAAP and NZ GAAP are discussed in Note 29.

All monetary amounts in Item 5 (Operating and Financial Review and Prospects) are stated in NZ dollars unless otherwise indicated.

Year ended 30 June 2003 Compared with year ended 30 June 2002

Overview of Consolidated Results

Telecom reported net earnings of $709 million for the year ended 30 June 2003 (“2003”) compared to a loss of $188 million for the year ended 30 June 2002 (“2002”).

The full year results in 2002 included abnormal expenses of $858 million (after tax), which, because of their size and nature, means that prior period reported net earnings are not directly comparable to the current period. The abnormal items recorded were a write-down of the value of Telecom’s investment in AAPT ($850 million) and an additional charge resulting from the close down of the CDMA rollout in Australia ($8 million after tax).

Reported results are summarised in the table below.

	Year ended 30 June
Telecom Group Reported Earnings	2003 $m	2002 $m	Change %
Operating revenues excluding abnormal items	5,191	5,537	(6.2)
Operating expenses excluding abnormal items	(2,875)	(3,272)	(12.1)
Total abnormal items (before tax)	—	(862)	NM
Depreciation and amortisation	(820)	(815)	0.6

Earnings from operations	1,496	588	154.4
Net interest expense	(393)	(413)	(4.8)

Earnings before tax	1,103	175	530.3
Tax expense	(391)	(365)	7.1
Minority interest/associate losses	(3)	2	NM

Net earnings/(loss)	709	(188)	477.1

NM = Not a meaningful comparison

Reported net earnings for the current year represented earnings per share (“EPS”) of 37.6 cents, compared to a reported loss of 10.1 cents per share for the previous year.

Item 5 year ended 30 June 2003 Overview of Consolidated Results

In addition to the abnormal items discussed above, net earnings for the year ended 30 June 2002 included “special items” consisting of gains on the prepayment of cross-border leases of $23 million (after tax) and gains on sale of international network capacity of $19 million (after tax). In comparison, net earnings for the current year benefited from a lower amortisation charge ($40 million) than the previous corresponding period, due to the write-down of goodwill associated with Telecom’s investment in AAPT at 30 June 2002, and included an accrual for Telecommunications Service Obligation (“TSO”) revenue of which $5 million (after tax) related to the prior year.

An analysis of the Telecom Group reported result follows.

	Year ended 30 June
Telecom Group Result	2003 $m	2002 $m	Change %
Operating Revenues
Local Service	1,110	1,080	2.8
Calling	1,542	1,763	(12.5)
Interconnection	154	145	6.2
Cellular and other mobile services	796	822	(3.2)
Internet	230	209	10.0
Data	666	650	2.5
Other operating revenues	693	868	(20.1)

	5,191	5,537	(6.2)
Expenses
Labour	548	599	(8.5)
Cost of sales	1,442	1,759	(18.0)
Other operating expenses	885	914	(3.2)

Operating expenses excluding abnormals	2,875	3,272	(12.1)
Abnormal expenses	—	862	(100.0)
Depreciation	754	704	7.1
Amortisation	66	111	(40.5)

Earnings from operations	1,496	588	154.4
Net interest expense	(393)	(413)	(4.8)
Income tax expense	(391)	(365)	7.1

Earnings/(loss) after tax	712	(190)	474.7
Minority interest	(3)	3	(200.0)
Share of associate companies losses after income tax	—	(1)	(100.0)

Net earnings/(loss)	709	(188)	477.1

Reported 2003 operating revenues of $5,191 million were 6.2% lower than the prior year. This was the result of lower calling and other operating revenue and a small decline in mobile revenue. The decrease in calling revenue was the result of several factors. Lower price per minute and a decrease in the consumer customer base led to lower calling revenues for Telecom’s Australian operations. Reduction in rates used to account for reciprocal transfers of minutes with other carriers also reduced Telecom’s international calling revenue (though this resulted in an offsetting reduction in cost of sales). Additionally, reported revenues for both Telecom’s Australian and international businesses were impacted by a strengthening NZ dollar. Finally, volume decreases (which were partly substitution-related) reduced calling revenues in the New Zealand Wireline business.

Item 5 year ended 30 June 2003 Overview of Consolidated Results

The decline in other operating revenue largely reflects lower resale revenue for Telecom’s Australian operations. This resulted from a change in the way resale services were priced and marketed, to target higher-value customers. This resulted in the loss of some low margin resale customers and a lower percentage of new customers having resale services with AAPT. The other major factors in the decrease in other operating revenue were the network capacity sales of $28 million and cross-border lease gains of $34 million in 2002 referred to above.

Cellular revenue decreased by 3.2%. Australian cellular revenues were lower as a result of lower connection bonuses and one-off payments of $12 million received in the prior year from the network services agreement with Vodafone. Partly offsetting this, New Zealand mobile revenues increased due to greater mobile data revenues.

Local service revenue increased 2.8 % reflecting an increase in the number of access lines and price increases. Despite a fall in interconnection revenue for Telecom’s New Zealand Wireline business as a result of the Telecommunications Commissioner’s determination on interconnection pricing, group interconnection revenue increased due to higher revenues from the New Zealand Mobile and Australian businesses.

Internet revenue grew by 10% reflecting continued growth in Xtra’s customer numbers and take-up of higher value services. Data revenue grew by 2.5% as a result of the take-up of new data products such as Jetstream.

Excluding abnormal items, operating expenses decreased by 12.1%. The most significant decrease was in cost of sales. This reflected lower resale volumes and reduced rates for the reciprocal transfer of international minutes (as discussed above), as well as improved pricing arrangements with suppliers in Australia.

Labour expense decreased by 8.5% in line with reduced staff numbers, particularly in Australian operations, coupled with lower contractor numbers. Other operating expenses decreased 3.2% despite the fact that in 2002 these were reduced by a $19 million gain on the termination of a hedge of a foreign exchange transaction. This was the result of efficiency initiatives across the business.

Depreciation increased by 7.1% principally due to investment in new infrastructure. The lower amortisation expense reflects the write-down of the value of Telecom’s investment in AAPT in 2002, as discussed above.

Net interest expense for the current year decreased by $20 million (4.8%) compared to the prior year. This reflects a reduction in interest due to lower debt levels, as operating cash flows have been utilised to reduce debt, which has been partially offset by a decrease in capitalised interest.

Income tax expense for 2003 increased by $26 million (7.1%) compared to the prior year due to higher earnings before tax and a one-off credit to tax expense of $8 million recorded in 2002 as a result of a change in accounting policy. The effective tax rate was 35.4% for the current year, compared to 35.2% for the prior year (excluding the $850 million write-down of AAPT, which was not tax effected). The effective tax rate is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes.

Item 5 year ended 30 June 2003 Overview of Consolidated Results

Overview of Segmental Results

Telecom reports its financial results in line with the way the Group is operated and managed. Results are reported for six operating segments, being New Zealand Wireline; New Zealand Mobile; International; Internet and Directories Services; (collectively forming New Zealand Operations) Australian Consumer; and Australian Business & Internet Services (which together comprise Australian Operations).

Telecom measures and evaluates the reporting segments based on EBITDA and earnings from operations (defined as earnings before interest and tax, excluding abnormal items). As used in this annual report on Form 20F, “EBITDA” is defined as Earnings Before Interest expense, Taxation, Depreciation, Amortisation and minority interest. We have included EBITDA in this annual report, as it is used internally within the Company as a measure of operating segment performance. EBITDA is not a measure of financial performance under NZ or US GAAP. EBITDA as it is used in this annual report may differ from similarly titled measures reported by other companies.

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom’s earnings from operations for the year ended 30 June 2003 were $1,496 million, compared to earnings from operations excluding abnormal items of $1,450 million (reported earnings before interest and tax of $588 million plus abnormal items of $862 million pre-tax) for the previous year, an increase of 3.2%. The tables following detail revenues, expenses and earnings from operations by reporting segment.

Item 5 year ended 30 June 2003 Overview of Segmental Results

Breakdown of Group Results

	Year ended 30 June
	2003 $m	2002 $m	Change %
New Zealand Operations
Operating revenues	3,793	3,812	(0.5)
Operating expenses*	(2,140)	(2,263)	(5.4)

Earnings from operations	1,653	1,549	6.7
Australian Operations
Operating revenues	1,464	1,801	(18.7)
Operating expenses*	(1,447)	(1,757)	(17.6)

Earnings from operations	17	44	(61.4)
Corporate and Other
Operating revenues	7	38	(81.6)
Operating expenses*	(181)	(181)	—

Earnings from operations	(174)	(143)	21.7
Eliminations#
Operating revenues	(73)	(114)	(36.0)
Operating expenses*	73	114	(36.0)

Earnings from operations	—	—	—
Telecom Group
Operating revenues	5,191	5,537	(6.2)
Operating expenses*	(3,695)	(4,087)	(9.6)

Earnings from operations	1,496	1,450	3.2

*	Includes depreciation and amortisation

#	Eliminations remove the impact of inter-segment transactions

Item 5 year ended 30 June 2003 Overview of Segmental Results

Segmental Results - New Zealand Operations

	Year ended 30 June
	2003 $m	2002 $m	Change %
New Zealand Wireline
Operating revenues	2,808	2,792	0.6
Operating expenses*	(1,483)	(1,585)	(6.4)

Earnings from operations	1,325	1,207	9.8
New Zealand Mobile
Operating revenues	778	761	2.2
Operating expenses*	(640)	(628)	1.9

Earnings from operations	138	133	3.8
International
Operating revenues	371	500	(25.8)
Operating expenses*	(326)	(401)	(18.7)

Earnings from operations	45	99	(54.5)
Internet and Directories Services
Operating revenues	345	308	12.0
Operating expenses*	(200)	(198)	1.0

Earnings from operations	145	110	31.8
Eliminations#
Operating revenues	(509)	(549)	(7.3)
Operating expenses*	509	549	(7.3)

Earnings from operations	—	—	—
New Zealand Operations
Operating revenues	3,793	3,812	(0.5)
Operating expenses*	(2,140)	(2,263)	(5.4)

Earnings from operations	1,653	1,549	6.7

*	Includes depreciation and amortisation

#	Eliminations remove the impact of inter-segment transactions

Item 5 year ended 30 June 2003 Overview of Segmental Results

Segmental Results - Australian Operations

	Year ended 30 June
	2003 $m	2002 $m	Change %
Australian Consumer
Operating revenues	693	918	(24.5)
Operating expenses*	(685)	(857)	(20.1)

Earnings from operations	8	61	(86.9)
Australian Business and Internet Services
Operating revenues	795	911	(12.7)
Operating expenses*	(786)	(928)	(15.3)

Earnings from operations	9	(17)	152.9
Eliminations#
Operating revenues	(24)	(28)	(14.3)
Operating expenses*	24	28	(14.3)

Earnings from operations	—	—	—
Australian Operations
Operating revenues	1,464	1,801	(18.7)
Operating expenses*	(1,447)	(1,757)	(17.6)

Earnings from operations	17	44	(61.4)

*	Includes depreciation and amortisation

#	Eliminations remove the impact of inter-segment transactions

Item 5 year ended 30 June 2003 Overview of Segmental Results

New Zealand Operations

Four reporting segments together constitute New Zealand Operations. These are New Zealand Wireline; New Zealand Mobile; International; and Internet & Directories Services. The consolidated results for New Zealand Operations are set out in the table below.

	Year ended 30 June
	2003 $m	2002 $m	Change %
Operating revenues
Local Service	1,059	1,026	3.2
Calling	1,079	1,197	(9.9)
Interconnection	113	111	1.8
Cellular and other mobile	570	558	2.2
Internet	134	107	25.2
Data	474	444	6.8
Other operating revenue	364	369	(1.4)

	3,793	3,812	(0.5)
Operating expenses
Operations and support expenses	1,546	1,687	(8.4)

EBITDA*	2,247	2,125	5.7
Depreciation and amortisation	594	576	3.1

Earnings from operations	1,653	1,549	6.7
Earnings from operations by segment
New Zealand Wireline	1,325	1,207	9.8
New Zealand Mobile	138	133	3.8
International	45	99	(54.5)
Internet and Directories Services	145	110	31.8

	1,653	1,549	6.7

*	Refer definition of EBITDA under “Overview of Segmental Results”

An analysis of New Zealand Operations results by segment follows.

Item 5 year ended 30 June 2003 New Zealand Operations

NEW ZEALAND WIRELINE

Results of Operations

	Year ended 30 June
	2003 $m	2002 $m	Change %
Operating revenues
Local Service	1,060	1,027	3.2
Calling	915	956	(4.3)
Interconnection	93	112	(17.0)
Data	525	502	4.6
Other operating revenue	215	195	10.3

	2,808	2,792	0.6
Operating expenses
Operations and support expenses	1,124	1,214	(7.4)

EBITDA*	1,684	1,578	6.7
Depreciation	359	371	(3.2)

Earnings from operations	1,325	1,207	9.8

*	Refer definition of EBITDA under “Overview of Segmental Results”

Overview of Results

Total operating revenue increased by 0.6% in 2003 compared to the prior year. Reduced calling and interconnection revenues were offset by growth in local service, data and other operating revenues (including $22 million of TSO revenue in 2003).

Total operating expenses decreased 7.4%, reflecting lower cost of sales as well as reduced other operating expenses. This, coupled with a lower depreciation expense, meant that total earnings from operations for New Zealand Wireline grew $118 million (9.8%).

Item 5 year ended 30 June 2003 New Zealand Operations

Local Service Revenue

	Year ended 30 June
	2003	2002	Change %
Business & residential access
Revenue ($m)	881	841	4.8
Access lines
Residential (000s)	1,416	1,385	2.2
Business (000s)	303	305	(0.7)
Centrex lines (000s)	79	75	5.3
Non-chargeable local calls
Call minutes (m)	26,408	23,299	13.3
Local calls*
Revenue ($m)	107	114	(6.1)
Call minutes (m)	3,074	3,161	(2.8)
Smartphone, messaging and call track
Revenue ($m)	72	72	—

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls.

Total local service revenue has increased by $33 million (3.2%) due to business and residential access revenue which increased 4.8%. This was principally the result of changes in service pricing and growth in residential access lines. Telecom increased standard monthly line rentals for residential customers effective from 1 February 2003. In addition the standard monthly line rentals for residential customers and the optional wiring maintenance service charge increased in the prior year effective 1 February 2002.

Calling Revenue

Calling revenue is broken down as follows:

	Year ended 30 June
	2003 $m	2002 $m	Change %
Calling revenue
National	697	720	(3.2)
International	171	188	(9.0)
Other	47	48	(2.1)

	915	956	(4.3)

Item 5 year ended 30 June 2003 New Zealand Operations

National Calling Revenue

	Year ended 30 June
	2003	2002	Change %
National calls
Revenue ($m)	276	279	(1.1)
Call minutes (m)	2,154	2,263	(4.8)
Average price (cents)	12.8	12.3	4.1
Calls to cellular networks
Revenue ($m)	293	303	(3.3)
Interconnect cost ($m)	229	226	1.3

Gross margin ($m)	64	77	(16.9)
Call minutes (m)	648	651	(0.5)
Average price (cents)	45.2	46.5	(2.8)
National 0800*
Revenue ($m)	117	127	(7.9)
Call minutes (m)	698	788	(11.4)
Average price (cents)	16.8	16.1	4.3
Operator services
Revenue ($m)	11	11	—

*	0800 is the Telecom New Zealand dialling prefix for toll-free calling numbers.

Total national calling revenue decreased by 3.2% in 2003 compared to the prior year. Revenue from national calls decreased by 1.1% reflecting lower call minutes. The decrease in call minutes is partly due to e-mail, Internet and mobile substitution from traditional voice calling.

Revenue from calls to cellular networks decreased due to a slight decrease in call minutes and lower average prices per call. National 0800 revenue decreased in line with lower call minutes. Toll free number portability was implemented on 15 December 2002. This enables customers to transfer toll free numbers between service providers.

International Calling Revenue

	Year ended 30 June
	2003	2002	Change %
International calling
Revenue ($m)	171	188	(9.0)
Call minutes (m)	562	624	(9.9)
Average price (cents)	30.4	30.1	1.0

International calling revenue recorded in the New Zealand Wireline segment represents “outward” calling revenue, where New Zealand customers make calls terminating outside New Zealand. The decline in international revenue reflects a decrease in call minutes.

Item 5 year ended 30 June 2003 New Zealand Operations

Interconnection Revenue

Interconnection revenue has decreased by 17%, principally the result of the Telecommunications Commissioner’s recent determination on interconnection pricing, which lowered the interconnection rate received by Telecom.

In addition, interconnection revenue was impacted by lower revenue sourced from the New Zealand Mobile segment for calls between customers of Telecom Mobile and other mobile operators. In the first quarter of 2002 New Zealand Wireline acted as an intermediary in this interconnection relationship (recognising both interconnection revenue and cost of sale), whereas in the first quarter of 2003 this interconnection relationship was directly between Telecom Mobile and the other mobile operators.

Data Revenue

	Year ended 30 June
	2003 $m	2002 $m	Change %
Data revenue
Digital Data Service	84	98	(14.3)
Lanlink	75	68	10.3
Frame relay	28	23	21.7
Other leased data	50	56	(10.7)
ADSL	56	32	75.0
IP Net/Netgate	39	41	(4.9)
ISDN	89	85	4.7
Other data	104	99	5.1

	525	502	4.6
Retail data	368	333	10.5
Wholesale data	157	169	(7.1)

	525	502	4.6

Data revenue grew by 4.6% for 2003 compared to the prior year. Growth was mainly derived from ADSL, Frame relay and Lanlink while traditional data revenues, including DDS, declined in the full year due to substitution.

ADSL revenue increased by $24 million (75%) for the current year driven by the continued uptake of Telecom’s Jetstream service. At 30 June 2003 Telecom had approximately 72,000 Jetstream connections compared to 39,000 at 30 June 2002.

Frame relay growth reflects a higher number of circuits during the year and Lanlink revenue growth is due to a combination of increased circuit sizes, installations and higher circuits during the year.

Telecom’s retail data revenue (revenue from sales to end users of services) grew by $35 million (10.5%). This growth was partially offset by a decrease in wholesale data revenue (revenue from sales of data services to other entities (including other Telecom operating segments) which use these services to provide products to end users). Adjustments to reflect the Commerce Commission’s determination on wholesaling of Telecom’s services have impacted wholesale data revenue in the current year. Wholesale revenue has also been impacted by the consolidation of other telecommunications companies’ operations.

Item 5 year ended 30 June 2003 New Zealand Operations

Other Operating Revenue

Other operating revenue includes revenue from equipment sales, asset disposals, solutions revenue, miscellaneous services provided to other segments and other non-recurring or non-core activities. The increase of $20 million (10.3%) for the current year largely reflects TSO revenue of $22 million recognised in 2003.

In accordance with the Telecommunications Act 2001 (the “Act”) Telecom’s costs of meeting the TSO are to be shared between industry participants. Telecom has been entitled to receive a contribution from other industry participants towards its TSO costs since 20 December 2001. The amount that Telecom would receive as a contribution to its TSO costs was previously uncertain, as it was yet to be determined by the Commerce Commission through the process specified in the Act. In June 2003, a draft determination was provided by the Commerce Commission. Telecom recognised $22 million of TSO revenue in June 2003 in accordance with the draft determination. This revenue covers the period from 20 December 2001 to 30 June 2003. This amount could change as a result of the Commerce Commission’s final determination.

Operating Expenses

	Year ended 30 June
	2003	2002	Change %
Operations and support expenses
Labour ($m)	248	255	(2.7)
Cost of sales ($m)	456	495	(7.9)
Other operating expenses ($m)	420	464	(9.5)

	1,124	1,214	(7.4)
Personnel numbers
Total staff at 30 June	3,488	3,505	(0.5)

Labour expense has decreased in 2003 as a result of decreased staff numbers (which have reduced by 0.5% as a result of productivity initiatives) and lower personnel accruals, partly offset by salary increases.

Cost of sales decreased 7.9% due to lower international cost of sales reflecting falling wholesale prices. Coupled with lower interconnection cost of sales in Q1 2002-03, this led to the reduction in cost of sales.

Other operating expenses decreased by 9.5% with reductions across a range of cost categories including computer costs and bad debts. The 2002 year also included $8 million of one-off restructuring costs.

Depreciation

Depreciation expense decreased by 3.2% due to a small reduction in the network asset base.

Item 5 year ended 30 June 2003 New Zealand Operations

NEW ZEALAND MOBILE

Results of Operations

	Year ended 30 June
	2003 $m	2002 $m	Change %
Operating revenues
Cellular revenue	486	489	(0.6)
Mobile data	30	14	114.3
Other mobile	58	59	(1.7)

Total cellular and other mobile	574	562	2.1
Interconnection	204	199	2.5

	778	761	2.2
Operating expenses
Operations and support expenses	470	484	(2.9)

EBITDA*	308	277	11.2
Depreciation and amortisation	170	144	18.1

Earnings from operations	138	133	3.8

*	Refer definition of EBITDA under “Overview of Segmental Results”

Overview of Results

Total operating revenues increased by 2.2% for 2003 compared to the prior year, due to growth in mobile data and interconnection revenue. Operating expenses decreased by 2.9%, reflecting lower cost of sales and direct costs following successful renegotiations with key suppliers partly offset by increased marketing costs.

Revenue growth and lower operating expenses have led to an increase in EBITDA of 11.2%. However, increased depreciation charges meant that earnings from operations increased by 3.8%.

New Zealand Mobile Revenue

	Year ended 30 June
	2003 $m	2002 $m	Change %
Total mobile revenue	778	761	2.2
Mobile cost of sales	266	270	(1.5)

Mobile gross margin	512	491	4.3

Item 5 year ended 30 June 2003 New Zealand Operations

Total mobile revenue for the current year increased by 2.2% reflecting growth in mobile data revenue, coupled with increased interconnection revenue. Other mobile revenue decreased due to one-off payments received from a supplier for the late delivery of 1XRTT in 2002 (high speed data CDMA network upgrade) partly offset by higher handset sales in 2003.

Cost of sales decreased by 1.5% resulting in growth in the mobile gross margin of $21 million (4.3%). The main reason for decreasing cost of sales was lower customer acquisition and upgrade costs as growth in new subscriber numbers has slowed.

	Year ended 30 June
	2003	2002	Change %
Cellular revenue
Cellular revenue ($m)	486	489	(0.6)
Mobile data ($m)	30	14	114.3
Call minutes (m)	1,117	1,132	(1.3)
Connections at period end (000s)
Postpaid	518	514	0.8
Prepaid	534	562	(5.0)
Third party prepaid	198	232	(14.7)

Total	1,250	1,308	(4.4)
Average Revenue Per User (ARPU)
ARPU - $ per month
Postpaid	74.3	72.2	2.9
Prepaid	8.3	6.7	23.9
Third party prepaid	2.8	3.0	(6.7)
Total	34.9	31.1	12.2
Total ARPU including interconnection	48.5	43.3	12.0

Cellular revenue decreased by 0.6% in the current year reflecting lower call minutes. Total connections declined by 4.4% between 2002 and 2003 due to a decline in the prepaid base. Total ARPU (excluding interconnection) increased 12.2% reflecting lower value inactive customers dropping out of the prepaid base and an increasing proportion of CDMA subscribers in the postpaid base. An increasing amount of mobile data revenue is also being generated in addition to traditional voice revenues, in part due to the launch of 1XRTT providing high speed data capability.

At 30 June 2003, Telecom had approximately 1,250,000 cellular connections in New Zealand, down from 1,308,000 at 30 June 2002. Of the June 2003 total, 41.4% were postpaid customers, while 58.6% were prepaid customers. Third party prepaid connections shown in the table above represent the mobile business of The Warehouse, which uses Telecom’s TDMA network. In April 2003, Telecom and The Warehouse announced that they had reached an agreement to transfer this business to Telecom effective 1 July 2003.

Item 5 year ended 30 June 2003 New Zealand Operations

Telecom commercially launched its CDMA mobile network in July 2001. At 30 June 2003 there were approximately 320,000 customers connected to the CDMA network, representing 25.6% of the total customer base. Of the CDMA customer base, 79.6% are postpaid subscribers. Approximately 84,000 of Telecom’s CDMA connections are capable of using 1XRTT high speed data applications.

Operating Expenses

	Year ended 30 June
	2003	2002	Change %
Operations and support expenses
Labour ($m)	38	39	(2.6)
Cost of sales ($m)	266	270	(1.5)
Other operating expenses ($m)	166	175	(5.1)

	470	484	(2.9)
Personnel numbers
Total staff at 30 June	478	443	7.9

Labour expense decreased by 2.6% in 2003 compared to the previous year due to a lower number of contractors.

Cost of sales was lower by 1.5% for the current year as discussed above. Other operating expenses decreased by 5.1% due to favourable renegotiation of contracts with key suppliers of network related services.

Depreciation and Amortisation

	Year ended 30 June
	2003 $m	2002 $m	Change %
Depreciation and amortisation
Depreciation	163	137	19.0
Amortisation	7	7	—

	170	144	18.1

The increase in depreciation expense of $26 million is mainly due to capital expenditure in 2002 and accelerated depreciation on a redundant wireless data platform.

Item 5 year ended 30 June 2003 New Zealand Operations

International

This segment consists of the operations of Telecom New Zealand International, a provider of international telecommunications via a direct network to 60 international carriers and a further 200 bilateral relationships world-wide.

International - Results of Operations

	Year ended 30 June
	2003 $m	2002 $m	Change %
Operating revenues
International calling	270	358	(24.6)
Data	68	74	(8.1)
Other operating revenue	33	68	(51.5)

	371	500	(25.8)
Operating expenses
Operations and support expenses	275	354	(22.3)

EBITDA*	96	146	(34.2)
Depreciation	51	47	8.5

Earnings from operations	45	99	(54.5)

*	Refer definition of EBITDA under “Overview of Segmental Results”

Overview of Results

Total operating revenue decreased by 25.8% in 2003 compared to the prior year. Lower calling revenue was the result of lower rates used in agreements with other carriers for the reciprocal transfer of minutes and a strengthening NZ dollar as well as lower outward calling and transit revenues. The strengthening NZ dollar decreased revenue reported by the International segment by approximately $32 million in 2003.

The decrease in other operating revenue reflects $28 million of gains on sale of network capacity and $6 million of revenue relating to cable restoration recorded in 2002. There were no gains on sale of network capacity in the current year.

Operating expenses decreased by 22.3%, principally as a result of lower cost of sales due to the lower rates applied in agreements with other carriers for the reciprocal transfer of minutes as well as the effect of the strengthening NZ dollar.

EBITDA decreased by $50 million reflecting $28 million of gains on sale of network capacity, a $19 million decrease in the transit margin and $6 million of cable restoration revenue in 2002. Coupled with a small increase in depreciation, this led to a decrease in earnings from operations of 54.5%.

International Calling Revenue

International calling revenue in the International segment represents wholesale “outward” calling revenue, for the transport of calls originating in New Zealand and terminating overseas, inwards calls originating on other carriers’ networks, and transits, where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers’ networks.

Item 5 year ended 30 June 2003 International

	Year ended 30 June
	2003 $m	2002 $m	Change %
International calling margin
Outwards revenue	115	131	(12.2)
Inwards revenue	107	160	(33.1)
Outpayment and interconnect expense	(157)	(220)	(28.6)

International margin before transits	65	71	(8.5)
Transit margin	48	67	(28.4)

Total international calling margin	113	138	(18.1)

Revenue from outwards calling decreased as a result of both a fall in outwards minutes (reflecting lower international calling volumes from AAPT and the New Zealand Wireline segment) and a decrease in the price per minute. Despite an increase in inwards calling minutes, inwards revenue decreased by 33.1% as a result of further re-negotiated agreements for the reciprocal transfer of minutes with other carriers, particularly for trans-Tasman traffic. While reducing revenue, the renegotiated rates also saw an equivalent reduction in outpayment. The impact of the re-negotiated agreements on both revenue and cost of sales was approximately $38 million for 2003 compared to the previous year.

The International segment’s results were impacted by a strengthening NZ dollar. A significant portion of the International segment’s revenues (primarily inwards calling and transits) and expenses are denominated in US dollars. The average NZD:USD exchange rate for the current year was approximately 21.0% higher than the average rate for the previous year. This has led to lower revenues and expenses in the current year compared to the previous year.

The net margin from transit traffic decreased by 28.4% due to a significant fall in the price per minute for transit traffic, more than offsetting growth in transit minutes. The fall in price per minute is partly a function of changes in the mix of call destinations, as well as appreciation in the NZD:USD exchange rate. This led to a decrease in the total international calling margin of 18.1% in 2003 compared to the prior year.

	Year ended 30 June
	2003	2002	Change %
Outward calls
Revenue ($m)	115	131	(12.2)
Call minutes (m)	829	914	(9.3)
Average price (cents)	13.9	14.3	(2.8)
Inward calls
Revenue ($m)	107	160	(33.1)
Call minutes (m)	863	832	3.7
Average price (cents)	12.4	19.2	(35.4)
Transit call margin
Revenue ($m)	48	67	(28.4)
Call minutes (m)	1,471	1,300	13.2
Average price (cents)	3.3	5.2	(36.5)

Item 5 year ended 30 June 2003 International

Data Revenue

Data revenue for 2003 decreased by 8.1% as a result of lower pricing for data services provided to other segments (particularly for international internet carriage), market driven price reductions and the expiry of a leased circuit contract in 2002.

Other Operating Revenue

Other operating revenue decreased by $35 million in 2003 compared to the prior year. The decrease reflects gains on the sale of network capacity of $28 million and $6 million of revenue relating to cable restoration recorded in 2002. There were no gains on sale of network capacity in the current year.

Operating Expenses

	Year ended 30 June
	2003	2002	Change %
Operations and support expenses
Labour ($m)	20	22	(9.1)
Cost of sales ($m)	209	278	(24.8)
Other operating expenses ($m)	46	54	(14.8)

	275	354	(22.3)
Personnel numbers
Total staff at 30 June	210	215	(2.3)

Labour expense for the current year decreased, consistent with a decline in staff numbers and lower personnel accruals.

Cost of sales decreased by 24.8% reflecting lower outward volumes and lower cost per minute for outpayment as a result of renegotiated reciprocal transfer rates and an appreciation of the NZD:USD exchange rate.

Other operating expenses decreased by 14.8% primarily as a result of lower cable maintenance costs.

Depreciation

Depreciation expense increased by $4 million (8.5%) due to depreciation commencing on recently acquired international cable capacity.

Item 5 year ended 30 June 2003 International

Internet and Directories Services

Results of Operations

	Year ended 30 June
	2003 $m	2002 $m	Change %
Operating revenues
Internet	135	106	27.4
Directories	210	202	4.0

	345	308	12.0
Operating expenses
Operations and support expenses	186	184	1.1

EBITDA*	159	124	28.2
Depreciation	14	14	—

Earnings from operations	145	110	31.8

*	Refer definition of EBITDA under “Overview of Segmental Results”

Overview of Results

Total revenue grew by $37 million (12.0%) in 2003 compared to the prior year. The key driver of revenue growth was internet revenue, which was up 27.4.

Operating expenses and depreciation have remained stable. As a result, earnings from operations increased by $35 million (31.8%).

Internet Revenue

	Year ended 30 June
	2003	2002	Change %
Internet revenue
Internet revenue ($m)	135	106	27.4
Active dial-up customers at year end (000s)	430	380	13.2
Total dial-up hours (m)	164.4	124.8	31.7
Average hours per active dial-up customer per month	33.3	30.6	8.8

Xtra’s internet revenue increased by $29 million (27.4%) for the current year. The increase principally reflects growth in active customer numbers and take-up of higher value products.

Directories Revenue

Directories revenue increased by $8 million (4.0%) in 2003 compared to the prior year. The increased revenue is driven by both price and volume increases.

Item 5 year ended 30 June 2003 Internet and Directories Services

Operating Expenses

	Year ended 30 June
	2003	2002	Change %
Operations and support expenses
Labour ($m)	44	40	10.0
Cost of sales ($m)	79	78	1.3
Other operating expenses ($m)	63	66	(4.5)

	186	184	1.1
Personnel numbers
Total staff at 30 June	647	659	(1.8)

Labour costs increased due to salary increases and higher personnel accruals. The increase in cost of sales reflects growth in volumes of internet business, offset by supplier rebates.

Other operating expenses decreased by 4.5% as a result of operating efficiencies.

Depreciation

Depreciation expense for 2003 was unchanged compared to the prior year.

Item 5 year ended 30 June 2003 Internet and Directories Services

Australian Operations

Two reporting segments together constitute Australian Operations. These are Australian Consumer, and Australian Business and Internet Services. The consolidated results for Australian Operations are set out in the table below.

	Year ended 30 June
	2003 $m	2002 $m	Change %
Operating revenues
Local Service	51	54	(5.6)
Calling	499	616	(19.0)
Cellular and other mobile	226	267	(15.4)
Interconnection	41	34	20.6
Internet	97	103	(5.8)
Data	211	228	(7.5)
Resale	277	408	(32.1)
Other operating revenue	62	91	(31.9)

	1,464	1,801	(18.7)
Operating expenses
Operations and support expenses	1,289	1,619	(20.4)

EBITDA*	175	182	3.8
Depreciation and amortisation	158	138	14.5

Earnings from operations	17	44	(61.4)
Earnings from operations by segment
Australian Consumer	8	61	(86.9)
Australian Business and Internet Services	9	(17)	152.9

	17	44	(61.4)

*	Refer definition of EBITDA under “Overview of Segmental Results”

An analysis of Australian Operations results by segment follows.

Item 5 year ended 30 June 2003 Australian Operations

AUSTRALIAN CONSUMER

Australian Consumer - Results of Operations

	Year ended 30 June
	2003 $m	2002 $m	Change %
Operating revenues
Local Service	1	1	—
Calling	247	311	(20.6)
Cellular and other mobile	215	267	(19.5)
Interconnection	1	1	—
Internet	8	9	(11.1)
Resale	220	320	(31.3)
Other operating revenue	1	9	(88.9)

	693	918	(24.5)
Operating expenses
Operations and support expenses	646	820	(21.2)

EBITDA*	47	98	(52.0)
Depreciation and amortisation	39	37	5.4

Earnings from operations	8	61	(86.9)

*	Refer definition of EBITDA under “Overview of Segmental Results”

Overview of Results

EBITDA decreased 52.0% which principally reflects a decrease in revenue caused by a reduced fixed line customer base, coupled with one-off benefits relating to the mobile services agreement with Vodafone recognised in the prior year. Operating expenses decreased by 21.2% mainly due to lower cost of sales as a result of lower operating revenue, reduced vendor pricing and sales mix improvement partially offset by additional expenditure on advertising in preparation for a marketing campaign in 2004 and additional charges to provide for doubtful debts.

Revenue for 2003 decreased as a result of a smaller fixed line customer base that led to falls in National and International categories, and local call resale services not being actively marketed. The Australian Consumer segment had approximately 446,000 fixed line customers at 30 June 2003, compared to 512,000 at 30 June 2002. The decline in revenue led to reduced operating expenses as cost of sales decreased.

The Australian Consumer segment had 282,000 mobile connections at 30 June 2003, up from 224,000 at 30 June 2002.

The continuation of the sales and marketing campaign in 2004 for a full service offering aims to attract additional customers and reduce churn.

Item 5 year ended 30 June 2003 Australian Operations

Reported Australian results have been affected by an appreciation of the NZ dollar against the Australian dollar. The average NZD:AUD exchange rate for the current year was 8.3% higher than the average rate for the prior year. This reduced the reported revenues by approximately $58 million compared to the prior year, as well as impacting on expenses.

Calling Revenue

Calling revenue is broken down as follows:

	Year ended 30 June
	2003 $m	2002 $m	Change %
Calling revenue
National	204	249	(18.1)
International	43	62	(30.6)

	247	311	(20.6)

National Calling Revenue

	Year ended 30 June
	2003	2002	Change %
National calls
Revenue ($m)	84	112	(25.0)
Call minutes (m)	673	733	(8.2)
Average price (A$ cents*)	11.0	12.6	(12.7)
Calls to cellular networks
Revenue ($m)	120	137	(12.4)
Call minutes (m)	253	272	(7.0)
Average price (A$ cents*)	42.2	41.1	2.7

*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 25.0% as a result of lower customer numbers and price reductions reflecting changes in market rates driven by Telstra’s line rental rebalancing programme.

Revenue from calls to cellular networks decreased by 12.4% primarily driven by lower customer numbers partly offset by an increase in the average price per minute.

Item 5 year ended 30 June 2003 Australian Operations

International Calling Revenue

	Year ended 30 June
	2003	2002	Change %
International calling revenue
International calling revenue ($m)	43	62	(30.6)
Call minutes (m)	166	202	(17.8)
Average price (A$ cents*)	23.1	24.7	(6.5)

*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Australian Consumer’s international revenues come from outward calls originated by AAPT customers. International revenue was $43 million for 2003 (a decrease of 30.6% from the previous year). The decline in international revenue primarily reflects decreased call minutes due to the lower customer base coupled with the decline in the average price.

Cellular and Other Mobile

	Year ended 30 June
	2003	2002	Change %
Cellular and other mobile
Cellular and other mobile revenue ($m)	215	267	(19.5)
Mobile cost of sales ($m)	(158)	(192)	(17.7)

Mobile gross margin ($m)	57	75	(24.0)
Connections at period end (000s)	282	224	25.9

Cellular and other mobile revenue decreased by 19.5% principally as a result of lower connection bonuses and payments received under the mobile services agreement with Vodafone in 2002.

Mobile gross margin fell 24.0% for the year, again mainly due to one-off benefits received under this agreement recognised in 2002. Rebates and subsidies under the mobile services agreement reduced cost of sales for 2002 by $20 million and payments received under this same agreement increased revenue for 2002 by $12 million. Excluding the one-off benefits, mobile gross margin would have increased by $14 million (32.6%) for the year.

Total cellular connections increased by 58,000 (25.9%) between 30 June 2002 and 30 June 2003.

Resale

Resale revenue decreased by 31.3% as a result of changes in the way resale services were marketed and priced.

Item 5 year ended 30 June 2003 Australian Operations

AAPT targeted the offering of local call resale primarily to those customers who are significant users of AAPT’s long distance services. This resulted in a low percentage of new acquisitions having local call resale services with AAPT.

Retail prices for local call resale were increased to market rates to support AAPT’s strategy to minimise acquisition of low spending long distance calling customers. Coupled with improvements in pricing arrangements negotiated with suppliers, this has improved margins. As a result of the improvements in margin, AAPT has recently reverted to actively marketing full service at point of sale. A new marketing campaign in 2004 will promote these services.

Operating Expenses

	Year ended 30 June
	2003	2002	Change %
Operations and support expenses
Labour ($m)	41	42	(2.4)
Cost of sales ($m)	478	651	(26.6)
Other operating expenses ($m)	96	90	6.7
Allocated costs ($m)	31	37	(16.2)

	646	820	(21.2)
Personnel numbers
Total staff at 30 June	613	678	(9.6)

Labour expenses decreased for the current year reflecting a decline in staff numbers partly offset by an increase in average salaries.

Cost of sales decreased 26.6% as a result of decreasing revenue and price negotiation with suppliers.

Other operating expenses increased as a result of one-off additional provisions arising from a review of the Australian Consumer segment’s accounts receivable at year end ($7 million) and additional advertising expenses.

Allocated costs represent the Consumer segment’s share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section headed “Allocated Costs” for a discussion of movements in this expense.

Depreciation and Amortisation

	Year ended 30 June
	2003 $m	2002 $m	Change %
Depreciation and amortisation
Depreciation	38	33	15.2
Amortisation	1	4	(75.0)

	39	37	5.4

Depreciation expense for common infrastructure has been allocated to the Consumer segment based on estimated asset usage. Depreciation expense increased by $5 million (15.2%).

Item 5 year ended 30 June 2003 Australian Operations

AUSTRALIAN BUSINESS AND INTERNET SERVICES

Australian Business and Internet Services - Results of Operations

	Year ended 30 June
	2003 $m	2002 $m	Change %
Operating revenues
Local Service	50	52	(3.8)
Calling	253	307	(17.6)
Cellular and other mobile	33	28	17.9
Interconnection	39	33	18.2
Internet	89	94	(5.3)
Data	211	225	(6.2)
Resale	58	106	(45.3)
Other operating revenue	62	66	(6.1)

	795	911	(12.7)
Operating expenses
Operations and support expenses	667	827	(19.3)

EBITDA*	128	84	52.4
Depreciation and amortisation	119	101	17.8

Earnings /(loss) from operations	9	(17)	152.9

*	Refer definition of EBITDA under “Overview of Segmental Results”

Overview of Results

EBITDA grew by 52.4% reflecting lower expenses partly offset by reduced revenue. EBITDA growth resulted from a shift in revenue mix towards higher margin business, operational savings, a reduction in acquisition activity and improvements in the delivery of services to existing customers.

Total operating revenue decreased by 12.7% for 2003 compared to the prior year. Lower calling and resale revenues were the most significant factors in this decrease. Operating expenses decreased by 19.3% with reductions in personnel costs, cost of sales and other operating expenses.

Although depreciation and amortisation increased, earnings from operations improved by $26 million.

Reported Australian results have been affected by an appreciation of the NZ dollar against the Australian dollar. The average NZD:AUD exchange rate for the current year was 8.3% higher than the average rate for the prior year. This reduced the reported revenues by approximately $66 million for the current year compared to the prior year, as well as having a similar impact on expenses.

Item 5 year ended 30 June 2003 Australian Operations

Calling Revenue

Calling revenue is broken down as follows:

	Year ended 30 June
	2003 $m	2002 $m	Change %
Calling revenue
National	186	234	(20.5)
International	60	66	(9.1)
Other	7	7	—

	253	307	(17.6)

National Calling Revenue

	Year ended 30 June
	2003	2002	Change %
National calls
Revenue ($m)	81	108	(25.0)
Call minutes (m)	907	796	13.9
Average price (A$ cents*)	8.7	10.5	(17.1)
Calls to cellular networks
Revenue ($m)	105	126	(16.7)
Call minutes (m)	328	327	0.3
Average price (A$ cents*)	28.4	30.8	(7.8)

*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 25.0% reflecting an increase in call minutes offset by lower average prices in line with market trends and improved interconnect cost arrangements.

Revenue from calls to cellular networks decreased by 16.7% due to a decrease in the average price per minute, reflecting the increasingly competitive nature of the business.

Item 5 year ended 30 June 2003 Australian Operations

International Calling Revenue

	Year ended 30 June
	2003	2002	Change %
International calling revenue
International calling revenue ($m)	60	66	(9.1)
Call minutes (m)	205	196	4.6
Average price (A$ cents*)	17.4	19.7	(11.7)

*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

International calling revenues are derived from outward calls originated by AAPT and TCNZA customers. International revenue decreased by 9.1% reflecting an increase in call minutes offset by a lower average price. The lower average price reflects a change in destination mix, pricing pressure and the opportunistic wholesaling of minutes to specific destinations.

Internet Revenue

Internet revenue decreased 5.3%. Considerable traffic growth was achieved by Connect, but this was offset by competitive pricing pressure.

Resale Revenue

Resale revenue decreased by 45.3% reflecting the changes made to the resale service as a result of a focus on pursuing higher value customers. The three drivers in the reduction of this revenue stream are: conversion of some resale voice customers to switched voice customers, conversion of some data customers to on-net data customers, and the exiting of some low value customers.

Operating Expenses

	Year ended 30 June
	2003	2002	Change %
Operations and support expenses
Labour ($m)	84	117	(28.2)
Cost of sales ($m)	466	579	(19.5)
Other operating expenses ($m)	60	76	(21.1)
Allocated costs ($m)	57	55	3.6

	667	827	(19.3)
Personnel numbers
Total staff at 30 June	668	708	(5.6)

Labour expense decreased by $33 million (28.2%) as a result of lower staff numbers.

Item 5 year ended 30 June 2003 Australian Operations

Cost of sales decreased by 19.5% as a result of a change in revenue mix, improved supplier pricing and network enhancements.

Other operating expenses decreased 21.1% as a result of tight cost control.

Allocated costs represent the Business and Internet Services segment’s share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section headed “Allocated Costs” for a discussion of movements in this expense.

Depreciation and Amortisation

	Year ended 30 June
	2003 $m	2002 $m	Change %
Depreciation and amortisation
Depreciation	113	92	22.8
Amortisation	6	9	(33.3)

	119	101	17.8

Depreciation expense for common infrastructure has been allocated to the Business and Internet Services segment based on estimated asset usage. Depreciation expense increased by $21 million (22.8%) due to depreciation commencing on new network infrastructure investment.

Allocated Costs

Certain support groups within Australian operations provide services to both the Consumer and Business and Internet Services segments. The total costs of these support groups have been allocated to the Consumer and Business and Internet Services segments based on their estimated consumption of support services. Total allocated costs are analysed below.

	Year ended 30 June
	2003	2002	Change %
Operations and support expenses
Labour ($m)	38	47	(19.1)
Other operating expenses ($m)	50	45	11.1

	88	92	(4.3)
Personnel numbers
Total staff at 30 June	369	446	(17.3)

Labour expense decreased by 19.1% in 2003 compared to the prior year, reflecting a reduction in staff numbers. Other operating expenses increased due to additional costs being shared between the two operating divisions.

Item 5 year ended 30 June 2003 Australian Operations

Corporate and Other

Corporate and Other is not an operating segment. It contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

Corporate and Other

	Year ended 30 June
	2003	2002	Change %
Revenue
Other operating revenue ($m)	7	38	(81.6)
Operating expenses
Operations and support expenses ($m)	113	79	43.0
Depreciation ($m)	17	11	54.5
Amortisation of AAPT goodwill ($m)	51	91	(44.0)
Personnel numbers
Total staff at 30 June	217	252	(13.9)

Corporate revenue of $7 million for the current year represents dividend income and a small gain on sale of an international telecommunications investment. The corporate revenue recorded in the prior year is primarily gains on prepayment of cross border leases of $34 million recorded in 2002.

Operations and support expenses increased by $34 million (43.0%). The 2002 year included a credit of $19 million as a result of the termination of a hedge of a foreign exchange transaction. Adjusting for this, the increase would have been 15.3%. This increase was principally as a result of a change in the way certain expenses are allocated between the Corporate segment and the operating segments, primarily due to the consolidation of certain computer costs within Corporate. Increased costs were also incurred in connection with participating in the new regulatory process in New Zealand.

The decrease in the amortisation of AAPT goodwill reflects the write-down of AAPT goodwill at 30 June 2002.

Item 5 year ended 30 June 2003 Corporate and Other

Net Interest Expense (Consolidated)

Net interest expense for the current year of $393 million decreased by $20 million (4.8%) compared to the prior year. This reflects a reduction in interest due to lower debt levels, as operating cash flows have been utilised to reduce debt, which has been partially offset by a decrease in capitalised interest.

Taxation (Consolidated)

Income tax expense for the current year of $391 million increased by $26 million (7.1%) compared to the previous year due to higher earnings before tax and a one-off credit to tax expense of $8 million recorded in 2002 as a result of a change in accounting policy. The effective tax rate was 35.4% for the current year, compared to 35.6% for the prior year (excluding the $850 million write down of AAPT, which was not tax effected). The effective tax rate is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes.

Capital Expenditure

	Year ended 30 June
	2003 $m	2002 $m	Change %
Capital expenditure
New Zealand Wireline	305	221	38.0
New Zealand Mobile	69	138	(50.0)
International	108	171	(36.8)
Internet and Directories Services	9	11	(18.2)
Australian Consumer	16	32	(50.0)
Australian Business and Internet	67	178	(62.4)
Corporate and other	26	27	(3.7)

	600	778	(22.9)

Total capital expenditure for the current year has decreased by 22.9% compared to the prior year. This reflects tight control of capital expenditure as well as reduced purchases of Southern Cross capacity by the International segment and the completion of the CDMA project in the prior year.

In the year ended 30 June 2004, Telecom currently expects total capital expenditure of approximately $650 million. Of this amount, approximately $350 million relates to New Zealand Wireline, $75 million to New Zealand Mobile, $70 million to International, $10 million to Internet and Directories Services, $15 million to Australian Consumer, $105 million to Australian Business and Internet and $25 million to Corporate and Other.

Item 5 year ended 30 June 2003 Net Interest, Taxation and Capital Expenditure

Overview of Results 2003:2002

	Year Ended 30 June				Variation 2003:2002
(in NZ$ millions, except percentages)	2003	%	2002	%	$	%
Operating revenues
Local service	1,110	21.4	1,080	19.5	30	2.8
Calling
National	1,090	21.0	1,178	21.3	(88)	(7.5)
International	401	7.7	531	9.6	(130)	(24.5)
Other	51	1.0	54	1.0	(3)	(5.6)

	1,542	29.7	1,763	31.8	(221)	(12.5)
Interconnection	154	3.0	145	2.6	9	6.2
Cellular and other mobile	796	15.3	822	14.8	(26)	(3.2)
Internet	230	4.4	209	3.8	21	10.0
Data	666	12.8	650	11.7	16	2.5
Other operating revenues
Resale	278	5.4	399	7.2	(121)	(30.3)
Directories	207	4.0	198	3.6	9	4.5
Equipment	73	1.4	78	1.4	(5)	(6.4)
Miscellaneous other	132	2.5	190	3.4	(58)	30.5
Dividend from other investments	3	0.1	3	0.1	—	—

	693	13.4	868	15.7	(175)	(20.2)

Total operating revenues (excluding abnormal items)	5,191	100.0	5,537	100.0	(346)	(6.2)

Operating expenses
Labour	548	10.6	599	10.8	(51)	(8.5)
Cost of sales	1,442	27.8	1,759	31.8	(317)	(18.0)
Other operating expenses	885	17.0	914	16.5	(29)	(3.2)

Total operating expenses (excluding abnormal items)	2,875	55.4	3,272	59.1	(397)	(12.1)
Depreciation and amortisation	820	15.8	815	14.7	5	0.6

Earnings from operations (excluding abnormal items)	1,496	28.8	1,450	26.2	46	3.2
Net interest expense	(393)	(7.6)	(413)	(7.5)	20	(4.8)
Total abnormal items	—	—	(862)	(15.6)	862	(100.0)

Earnings before income tax	1,103	21.2	175	3.2	928	530.3
Income tax expense	(391)	(7.5)	(365)	(6.6)	(26)	7.1

Earnings/ (loss) after income tax	712	13.7	(190)	3.4	902	474.7
Share of losses of associate companies after income tax	—	—	(1)	—	1	(100.0)
Minority interests in profits of subsidiaries	(3)	(0.1)	3	0.1	(6)	(200.0)

Net earnings / (loss)	709	13.7	(188)	(3.4)	897	477.1

Item 5 Year ended 30 June 2003 Overview of Results

Year ended 30 June 2002 compared with year ended 30 June 2001

Overview of Consolidated Results

Telecom reported a net loss of $188 million for the year ended 30 June 2002 (“2002”), compared to a profit of $643 million for the year ended 30 June 2001 (“2001”).

Results for both 2002 and 2001 contain certain abnormal items, which, because of their size and non-recurring nature, mean that year on year results are not directly comparable. Abnormal items recorded in 2002 are a write-down of the value of Telecom’s investment in AAPT totalling $850 million, and an additional charge resulting from the close down of the CDMA rollout in Australia of $8 million (after tax). In 2001, abnormal items represented expenses totalling $184 million (after tax) related to the close down of the CDMA rollout in Australia and other asset write-offs as well as an abnormal reduction in revenue of $8 million (after tax) as a result of a change in accounting policy relating to revenue recognition on prepaid cellular services and monthly internet billings.

Net earnings for 2001 also included $245 million ($221 million after tax) of dividend income from the Southern Cross Cable Network.

The reported net loss for 2002 represented a loss per share of 10.1 cents, compared to reported Earnings Per Share (“EPS”) for 2001 of 36.4 cents.

Reported results are summarised in the table below. Further detail is provided in the table headed “overview of results 2002:2001”.

	Year ended 30 June
Telecom Group Reported Earnings	2002 $m	2001 $m	Change %
Operating revenues excluding abnormal items	5,537	5,648	(2.0)
Operating expenses excluding abnormal items	(3,272)	(3,333)	(1.8)
Total abnormal items (before tax)	(862)	(268)	221.6
Depreciation and amortisation	(815)	(722)	12.9

Earnings from operations	588	1,325	(55.6)
Net interest expense	(413)	(381)	8.4

Earnings before tax	175	944	(81.5)
Tax expense	(365)	(283)	29.0
Minority interest/associate losses	2	(18)	111.1

Net (loss)/earnings	(188)	643	(129.2)

An analysis of the Telecom Group reported result follows.

Item 5 Year ended 30 June 2002 Overview of Consolidated Results

	Year ended 30 June
Telecom Group Result	2002 $m	2001 $m	Change %
Operating Revenues
Local Service	1,080	1,071	0.8
Calling	1,763	1,816	(2.9)
Interconnection	145	97	49.5
Cellular and other mobile services	822	865	(5.0)
Internet	209	169	23.7
Data	650	601	8.2
Other operating revenues	868	1,029	(15.6)
Abnormal revenues	—	(12)	(100.0)

	5,537	5,636	(1.8)
Expenses
Labour	599	572	4.7
Cost of sales	1,759	1,852	(5.0)
Other operating expenses	914	909	0.6

Operating expenses excluding abnormals	3,272	3,333	(1.8)
Abnormal expenses	862	256	236.7
Depreciation	704	619	13.7
Amortisation	111	103	7.8

Earnings from operations	588	1,325	(55.6)
Net interest expense	(413)	(381)	8.4
Income tax expense	(365)	(283)	29.0

Earnings/(loss) after tax	(190)	661	(128.7)
Minority interest	3	—	NM
Share of associate companies losses after income tax	(1)	(18)	(94.4)

Net earnings/(loss)	(188)	643	(129.2)

NM = Not a meaningful comparison

Reported operating revenues of $5,537 million in 2002 were 1.8% lower than the prior year. This was the result of $245 million of Southern Cross dividend income recognised in 2001. Excluding this, growth in interconnection, internet and data revenues was partly offset by lower calling and cellular and other mobile revenue.

The decrease in calling revenue of 2.9% resulted partly from lower national calling revenue from the Australian Consumer segment, reflecting lower price per minute and a decrease in the fixed line customer base. International calling revenue also declined due to decreasing prices in the wholesale market and re-negotiated bilateral agreements with other carriers (though this resulted in an off-setting reduction in cost of sales).

Cellular and other mobile revenue decreased by 5.0%. Australian cellular revenues were lower as a result of lower connection bonuses and equipment sales partially offset by one-off payments of $12 million received in 2002 from the network services agreement with Vodafone.

Item 5 Year ended 30 June 2002 Overview of Consolidated Results

Internet revenue grew by 23.7% reflecting growth in customer numbers and increased usage by existing customers. Data revenue grew by 8.2% with growth mainly derived from ADSL, IP, frame relay and other data products, while traditional leased data revenues declined.

Excluding abnormal items, operating expenses decreased by 1.8%. Lower cost of sales were partially offset by increased labour costs. Abnormal expenses in 2002 of $862 million represent the write-down of goodwill and other AAPT assets of $850 million and an additional charge associated with the close down of CDMA rollout in Australia of $12 million. In comparison, abnormal expenses in 2001 reflect a $215 million charge for the close down of CDMA rollout in Australia and $41 million for the write-off of network assets and project costs.

Depreciation increased by 13.7% principally due to additional investment in new infrastructure in the prior year and depreciation commencing on recently acquired international cable capacity.

Net interest expense for 2002 increased by $32 million (8.4%) compared to the prior year. Of this increase, $12 million was due to additional borrowing to fund the purchase of the remaining approximately 20% of AAPT in December 2000. Funding for growth in assets accounted for the remainder of the increase.

Income tax expense increased $82 million (29.0%) compared to the prior year. Excluding the $850 million write down of AAPT which was not tax effected, the effective tax rate increased to 35.6% for 2002 from 30.0% for 2001. The increase in the effective tax rate is due to dividends received in 2001 from Telecom’s investment in the Southern Cross Cable Network being taxed at a lower rate than the New Zealand statutory tax rate. The effective tax rate is higher than the statutory tax rates in New Zealand and Australian of 33% and 30% respectively due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes.

Item 5 Year ended 30 June 2002 Overview of Consolidated Results

Overview of Segmental Results

Telecom’s earnings from operations (excluding abnormal items) were $1,450 million for 2002, compared to $1,593 million for 2001. The result for the year ended 30 June 2001 included $245 million of dividends from Southern Cross (included in Corporate and Other). The tables following detail revenues, expenses and earnings from operations by reporting segment.

Breakdown of Group Results

	Year ended 30 June
	2002 $m	2001 $m	Change %
New Zealand Operations
Operating revenues	3,812	3,660	4.2
Operating expenses*	(2,263)	(2,194)	3.1

Earnings from operations	1,549	1,466	5.7
Australian Operations
Operating revenues	1,801	1,789	0.7
Operating expenses*	(1,757)	(1,735)	1.3

Earnings from operations	44	54	(18.5)
Corporate and Other
Operating revenues	38	271	(86.0)
Operating expenses*	(181)	(198)	(8.6)

Earnings from operations	(143)	73	(295.9)
Eliminations#
Operating revenues	(114)	(72)	58.3
Operating expenses*	114	72	58.3

Earnings from operations	—	—	—
Telecom Group
Operating revenues	5,537	5,648	(2.0)
Operating expenses*	(4,087)	(4,055)	0.8

Earnings from operations	1,450	1,593	(9.0)

*	Includes depreciation and amortisation

#	Eliminations remove the impact of inter-segment transactions

Item 5 Year ended 30 June 2002 Overview of Segmental Results

Segmental Results - New Zealand Operations

	Year ended 30 June
	2002 $m	2001 $m	Change %
New Zealand Wireline
Operating revenues	2,792	2,813	(0.7)
Operating expenses*	(1,585)	(1,659)	(4.5)

Earnings from operations	1,207	1,154	4.6
New Zealand Mobile
Operating revenues	761	725	5.0
Operating expenses*	(628)	(563)	11.5

Earnings from operations	133	162	(17.9)
International
Operating revenues	500	462	8.2
Operating expenses*	(401)	(414)	(3.1)

Earnings from operations	99	48	106.3
Internet and Directories Services
Operating revenues	308	268	14.9
Operating expenses*	(198)	(166)	19.3

Earnings from operations	110	102	7.8
Eliminations#
Operating revenues	(549)	(608)	(9.7)
Operating expenses*	549	608	(9.7)

Earnings from operations	—	—	—
New Zealand Operations
Operating revenues	3,812	3,660	4.2
Operating expenses*	(2,263)	(2,194)	3.1

Earnings from operations	1,549	1,466	5.7

*	Includes depreciation and amortisation

#	Eliminations remove the impact of inter-segment transactions

Item 5 Year ended 30 June 2002 Overview of Segmental Results

Segmental Results - Australian Operations

	Year ended 30 June
	2002 $m	2001 $m	Change %
Australian Consumer
Operating revenues	918	994	(7.6)
Operating expenses*	(857)	(945)	(9.3)

Earnings from operations	61	49	24.5
Australian Business and Internet Services
Operating revenues	911	819	11.2
Operating expenses*	(928)	(814)	14.0

Earnings from operations	(17)	5	(440.0)
Eliminations#
Operating revenues	(28)	(24)	16.7
Operating expenses*	28	24	16.7

Earnings from operations	—	—	—
Australian Operations
Operating revenues	1,801	1,789	0.7
Operating expenses*	(1,757)	(1,735)	1.3

Earnings from operations	44	54	(18.5)

*	Includes depreciation and amortisation

#	Eliminations remove the impact of inter-segment transactions

Item 5 Year ended 30 June 2002 Overview of Segmental Results

New Zealand Operations

Four reporting segments together constitute New Zealand Operations. These are New Zealand Wireline; New Zealand Mobile; International; and Internet & Directories Services. The consolidated results for New Zealand Operations are set out in the table below.

	Year ended 30 June
	2002 $m	2001 $m	Change %
Operating revenues
Local Service	1,026	1,039	(1.3)
Calling	1,197	1,180	1.4
Interconnection	111	81	37.0
Cellular and other mobile	558	546	2.2
Internet	107	79	35.4
Data	444	412	7.8
Other operating revenue	369	323	14.2

	3,812	3,660	4.2
Operating expenses
Operations and support expenses	1,687	1,645	2.6

EBITDA*	2,125	2,015	5.5
Depreciation and amortisation	576	549	4.9

Earnings from operations	1,549	1,466	5.7
Earnings from operations by segment
New Zealand Wireline	1,207	1,154	4.6
New Zealand Mobile	133	162	(17.9)
International	99	48	106.3
Internet and Directories Services	110	102	7.8

	1,549	1,466	5.7

*	Refer definition of EBITDA under “Overview of Segmental Results (2003)”

An analysis of New Zealand Operations results by segment follows.

Item 5 year ended 30 June 2002 New Zealand Operations

NEW ZEALAND WIRELINE

New Zealand Wireline - Results of Operations

	Year ended 30 June
	2002 $m	2001 $m	Change %
Operating revenues
Local Service	1,027	1,040	(1.3)
Calling	956	974	(1.8)
Interconnection	112	145	(22.8)
Data	502	462	8.7
Other operating revenue	195	192	1.6

	2,792	2,813	(0.7)
Operating expenses
Operations and support expenses	1,214	1,271	(4.5)

EBITDA*	1,578	1,542	2.3
Depreciation	371	388	(4.4)

Earnings from operations	1,207	1,154	4.6

*	Refer definition of EBITDA under “Overview of Segmental Results (2003)”

Overview of Results

Total operating revenue in 2002 decreased by 0.7% compared to the previous year. Operations and support expenses however declined more significantly, down 4.5%. This led to an increase in EBITDA of 2.3%. Lower depreciation expense meant that total earnings from operations for New Zealand Wireline grew 4.6% in 2002.

Data revenue increased by 8.7%, however this was offset by declines in other revenue lines, with interconnection the most significant.

The decrease in operating expenses reflects decreases across all categories, particularly overheads and cost of sales.

Item 5 year ended 30 June 2002 New Zealand Operations

Local Service Revenue

	Year ended 30 June
	2002	2001	Change %
Business & residential access
Revenue ($m)	841	840	0.1
Access lines
Residential (000s)	1,385	1,357	2.1
Business (000s)	305	317	(3.8)
Centrex lines (000s)	75	75	—
Non-chargeable local calls
Call minutes (m)	23,299	19,879	17.2
Local calls*
Revenue ($m)	114	123	(7.3)
Call minutes (m)	3,161	3,294	(4.0)
Smartphone, messaging and call track
Revenue ($m)	72	77	(6.5)

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls.

Business and residential access revenue increased by $1 million (0.1%). A decline was recorded in the first six months but was offset by an increase in the second half of the year as the new pricing structure implemented in February 2002 began to take effect. Telecom increased standard monthly line rentals for residential customers and the optional wiring maintenance service charge effective from 1 February 2002.

The 3.8% reduction in business access lines continued to impact both access and local calling revenue with a $9 million decrease in revenue from local calls for the year.

Calling Revenue

Calling revenue is broken down as follows:

	Year ended 30 June
	2002 $m	2001 $m	Change %
Calling revenue
National	720	727	(1.0)
International	188	199	(5.5)
Other	48	48	—

	956	974	(1.8)

Item 5 year ended 30 June 2002 New Zealand Operations

National Calling Revenue

	Year ended 30 June
	2002	2001	Change %
National calls
Revenue ($m)	279	290	(3.8)
Call minutes (m)	2,263	2,351	(3.7)
Average price (cents)	12.3	12.3	—
Calls to cellular networks
Revenue ($m)	303	303	—
Interconnect cost ($m)	226	208	8.7

Gross margin ($m)	77	95	(18.9)
Call minutes (m)	651	637	2.2
Average price (cents)	46.5	47.6	(2.3)
National 0800*
Revenue ($m)	127	122	4.1
Call minutes (m)	788	747	5.5
Average price (cents)	16.1	16.3	(1.2)

*	0800 is the Telecom New Zealand dialling prefix for toll-free calling numbers.

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

Revenue from calls to cellular networks for 2002 was unchanged from the previous year, as increasing call minutes was offset by decreasing price per minute. The increase in PSTN to cellular interconnect cost reflects increased call minutes, as well as an increase in the interconnect rate paid to the New Zealand Mobile segment to match rates paid to other carriers. This price increase was the reason for the decrease in gross margin on calls to cellular networks.

National 0800 call minutes increased by 5.5% leading to the 4.1% increase in 2002 National 0800 revenue.

International Calling Revenue

	Year ended 30 June
	2002	2001	Change %
International calling
Revenue ($m)	188	199	(5.5)
Call minutes (m)	609	628	(3.0)
Average price (cents)	30.9	31.7	(2.5)

Item 5 year ended 30 June 2002 New Zealand Operations

The international calling revenue recorded in the New Zealand Wireline segment represents “outward” calling revenue, where New Zealand customers make calls terminating outside New Zealand. The decline in international revenue is the result of both a decrease in call minutes and a decrease in the average price per minute.

Interconnection Revenue

The decrease in interconnection revenue relates primarily to interconnect revenue sourced from the New Zealand Mobile segment for calls between customers of Telecom Mobile and other mobile operators. In 2001 New Zealand Wireline acted as an intermediary in this interconnection relationship (deriving both interconnect revenue and cost of sale), whereas for the majority of 2002 this interconnection relationship was directly between Telecom Mobile and the other mobile operators.

Data Revenue

	Year ended 30 June
	2002 $m	2001 $m	Change %
Data revenue
Digital Data Service	98	107	(8.4)
Lanlink	68	65	4.6
Frame relay	23	16	43.8
Other leased data	56	68	(17.6)
ADSL	32	12	166.7
IP Net/Netgate	41	34	20.6
ISDN	85	83	2.4
Other data	99	77	28.6

	502	462	8.7

Data revenue grew by 8.7% in 2002. Growth was mainly derived from ADSL, IP, frame relay and other data products, while traditional leased data revenues declined.

ADSL revenues increased 166.7%, driven by the continued uptake of Telecom’s Jetstream service. At 30 June 2002, Telecom had approximately 39,000 Jetstream connections, up from approximately 16,000 at 30 June 2001. IP Net and Netgate revenues grew 20.6% for the year.

Frame relay revenue increased by 43.8% reflecting increased utilisation and a shift towards higher bandwidth circuits.

The growth in other data revenue comes from a number of sources, the largest being sale of Sky Network Television packages.

Other Operating Revenue

Other operating revenue includes revenue from equipment sales, asset disposals, miscellaneous services provided to other segments and other non-recurring or non-core activities.

Item 5 year ended 30 June 2002 New Zealand Operations

Operating Expenses

	Year ended 30 June
	2002	2001	Change %
Operations and support expenses
Labour ($m)	255	253	0.8
Cost of sales ($m)	495	521	(5.0)
Other operating expenses ($m)	464	497	(6.6)

	1,214	1,271	(4.5)
Personnel numbers
Total staff at 30 June	3,505	3,644	(3.8)

Labour expense has increased marginally in 2002 as a result of salary increases and other movements. This offset the impact of decreased staff numbers, which have reduced by 3.8% as a result of efficiency initiatives.

Cost of sales decreased by 5.0% as a result of lower international cost of sales reflecting falling wholesale prices, as well as lower cost of sales for interconnect.

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

Depreciation

Depreciation expense decreased by $17 million (4.4%) in 2002. This is due to a small reduction in the network asset base, in part due to reduced levels of capital expenditure.

Item 5 year ended 30 June 2002 New Zealand Operations

NEW ZEALAND MOBILE

New Zealand Mobile - Results of Operations

	Year ended 30 June
	2002 $m	2001 $m	Change %
Operating revenues
Cellular revenue	503	499	0.8
Other mobile	59	55	7.3

Total cellular and other mobile	562	554	1.4
Interconnection	199	171	16.4

	761	725	5.0
Operating expenses
Operations and support expenses	484	447	8.3

EBITDA*	277	278	(0.4)
Depreciation and amortisation	144	116	24.1

Earnings from operations	133	162	(17.9)

*	Refer definition of EBITDA under “Overview of Segmental Results (2003)”

Overview of Results

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

New Zealand Mobile Revenue

	Year ended 30 June
	2002 $m	2001 $m	Change %
Total mobile revenue	761	725	5.0
Mobile cost of sales	270	294	(8.2)

Mobile gross margin	491	431	13.9

Total mobile revenue increased by 5.0%, while cost of sales decreased by 8.2%. This resulted in growth in the mobile gross margin of 13.9%. The main reason for decreasing cost of sales was lower customer acquisition costs as growth in subscriber numbers has slowed and handset subsidies have been reduced.

Item 5 year ended 30 June 2002 New Zealand Operations

Interconnection revenue, primarily from PSTN to cellular calling, increased by $28 million, reflecting an increase in the interconnect rate with the New Zealand Wireline business segment. Other mobile revenue increased by $4 million. The increase was the result of the recognition of damages received in 2002 coupled with increased revenue from equipment sales. This was partly offset by the disposal of Telecom Mobile Radio in May 2001, which had contributed $14 million of revenue to 2001 results.

	Year ended 30 June
	2002	2001	Change %
Cellular revenue
Cellular revenue ($m)	503	499	0.8
Call minutes (m)	1,132	1,124	0.7
Connections at period end (000s)
Postpaid	514	506	1.6
Prepaid	562	514	9.3
Third party prepaid	232	278	(16.5)

Total	1,308	1,298	0.8
Average Revenue Per User (ARPU)
ARPU - $ per month
Postpaid	72.2	74.3	(2.8)
Prepaid	6.7	10.6	(36.8)
Third party prepaid	3.0	3.3	(9.1)
Total	31.1	36.7	(15.3)
Total ARPU including interconnection	43.3	48.9	(11.5)

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

Item 5 year ended 30 June 2002 New Zealand Operations

Operating Expenses

	Year ended 30 June
	2002	2001	Change %
Operations and support expenses
Labour ($m)	39	32	21.9
Cost of sales ($m)	270	294	(8.2)
Other operating expenses ($m)	175	121	44.6

	484	447	8.3
Personnel numbers
Total staff at 30 June	443	459	(3.5)

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

Depreciation and Amortisation

	Year ended 30 June
	2002 $m	2001 $m	Change %
Depreciation and amortisation
Depreciation	137	110	24.5
Amortisation	7	6	16.7

	144	116	24.1

The increase in depreciation expense of $27 million is mainly the result of depreciation commencing on Telecom’s new CDMA network, which was launched in July 2001. The additional depreciation charge on the CDMA network was $22 million in 2002.

Item 5 year ended 30 June 2002 New Zealand Operations

International

This segment consists of the operations of Telecom New Zealand International, a provider of international telecommunications via a direct network to 60 international carriers and a further 200 bilateral relationships world-wide. In 2002, AAPT’s international business was transferred to the International segment.

International - Results of Operations

	Year ended 30 June
	2002 $m	2001 $m	Change %
Operating revenues
International calling	358	345	3.8
Data	74	68	8.8
Other operating revenue	68	49	38.8

	500	462	8.2
Operating expenses
Operations and support expenses	354	378	(6.3)

EBITDA*	146	84	73.8
Depreciation	47	36	30.6

Earnings from operations	99	48	106.3

*	Refer definition of EBITDA under “Overview of Segmental Results (2003)”

Overview of Results

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

International Calling Revenue

The international calling revenue in International represents wholesale “outward” calling revenue, for the transport of calls originating in New Zealand and terminating overseas, inwards calls originating on other carriers’ networks, and transits, where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers’ networks.

Item 5 year ended 30 June 2002 International

	Year ended 30 June
	2002 $m	2001 $m	Change %
International calling margin
Outwards revenue	131	115	13.9
Inwards revenue	160	180	(11.1)
Outpayment and interconnect expense	(220)	(237)	(7.2)

International margin before transits	71	58	22.4
Transit margin	67	50	34.0

Total international calling margin	138	108	27.8

Revenue from both outwards and inwards calling was affected by significant growth in minutes offset by significant decreases in the average price per minute. The declining price per minute reflects decreasing prices in the wholesale market and re-negotiated bilateral agreements with other carriers, particularly for trans-Tasman traffic. While reducing revenue, the renegotiated rates also saw an equivalent reduction in outpayment. Increased interconnect costs (paid to New Zealand Wireline, AAPT and others for terminating inwards calls on their networks) partially offset this, nonetheless international margin before transits grew 22.4%.

The net margin from transit traffic increased by 34.0% as a result of strong growth in transit minutes. This resulted in growth in the total international calling margin of 27.8%.

	Year ended 30 June
	2002	2001	Change %
Outward calls
Revenue ($m)	131	115	13.9
Call minutes (m)	914	682	34.0
Average price (cents)	14.3	16.9	(15.4)
Inward calls
Revenue ($m)	160	180	(11.1)
Call minutes (m)	832	512	62.5
Average price (cents)	19.2	35.2	(45.5)
Transit call margin
Revenue ($m)	67	50	34.0
Call minutes (m)	1,300	855	52.0
Average price (cents)	5.2	5.8	(10.3)

Data Revenue

Data revenue increased by 8.8%, reflecting revenue from increasing data services provided to Telecom’s Australian operations, partly offset by reductions in the rate for data services paid by New Zealand Operations.

Item 5 year ended 30 June 2002 International

Other Operating Revenue

Other operating revenue increased by $19 million. The increase mainly reflects gains from the sale of excess network capacity, which contributed approximately $29 million to operating revenues in 2002.

Of the $29 million gain on the sale of capacity, $24 million relates to the sale of Southern Cross capacity, with the remaining $5 million relating to the sale of capacity on other cable systems. As a result of being an early purchaser of Southern Cross capacity, Telecom had acquired capacity at rates that were favourable compared to prevailing market rates during 2003. As a consequence, capacity that was surplus to Telecom’s operational requirements was sold during 2002. Telecom received full up-front payment and transferred its rights and obligations in respect of the capacity. In one instance, Telecom sold Southern Cross capacity and at the same time acquired trans-Atlantic capacity from the other party at prevailing market rates. This trans-Atlantic capacity is being used in the normal course of Telecom’s operations.

Operating Expenses

	Year ended 30 June
	2002	2001	Change %
Operations and support expenses
Labour ($m)	22	17	29.4
Cost of sales ($m)	278	294	(5.4)
Other operating expenses ($m)	54	67	(19.4)

	354	378	(6.3)
Personnel numbers
Total staff at 30 June	215	198	8.6

Increased labour expense reflects increased salary costs and higher staff numbers. Staff numbers have increased due to the addition of the wholesale business previously undertaken by AAPT to International’s operations.

Cost of sales decreased by 5.4%. While decreasing international prices and renegotiated bilateral agreements reduced outpayment costs, this was partially offset by increased interconnect costs.

Other operating expenses decreased by 19.4% as a result of lower satellite utilisation costs coupled with minor foreign exchange gains realised in 2002.

Depreciation

Depreciation expense increased by $11 million (30.6%). This is due to depreciation commencing on recently acquired international cable capacity.

Item 5 year ended 30 June 2002 International

Internet and Directories Services

Internet and Directories Services – Results of Operations

	Year ended 30 June
	2002 $m	2001 $m	Change %
Operating revenues
Internet	106	77	37.7
Directories	202	191	5.8

	308	268	14.9
Operating expenses
Operations and support expenses	184	157	17.2

EBITDA*	124	111	11.7
Depreciation	14	9	55.6

Earnings from operations	110	102	7.8

*	Refer definition of EBITDA under “Overview of Segmental Results (2003)”

Overview of Results

Total revenue grew by 14.9%. The key driver of revenue growth was internet revenue, which was up 37.7%.

In comparison, operating expenses increased by 17.2%, leading to EBITDA growth of 11.7%. Higher depreciation charges meant that growth in earnings from operations was 7.8%.

Internet Revenue

	Year ended 30 June
	2002	2001	Change %
Internet revenue
Internet revenue ($m)	106	77	37.7
Active dial-up customers at year end (000s)	380	296	28.4
Total dial-up hours (m)	124.8	77.2	61.7
Average hours per active dial-up customer per month	30.6	25.0	22.4

Xtra’s internet revenue increased by 37.7%. This reflects growth in active customer numbers (up 28.4%), a revised pricing structure (effective from October 2001) and increased usage by existing customers.

Directories Revenue

Directories revenue grew 5.8%. Growth reflected increased revenue from regional directories. There was minimal net impact on revenue from changes in the timing of the publication of directories, as revenue from additional directories published in the fourth quarter of 2002 was offset by revenue from additional directories published in the first quarter of 2001.

Item 5 year ended 30 June 2002 Internet and Directories Services

Operating Expenses

	Year ended 30 June
	2002	2001	Change %
Operations and support expenses
Labour ($m)	40	37	8.1
Cost of sales ($m)	78	60	30.0
Other operating expenses ($m)	66	60	10.0

	184	157	17.2
Personnel numbers
Total staff at 30 June	659	657	0.3

Labour costs increased due to higher average staff numbers during the year required to support business growth. A reorganisation in the fourth quarter of 2002 resulted in staff numbers at 30 June 2002 returning to very similar levels to 30 June 2001.

The increase in cost of sales reflects growth in volumes of internet business.

Depreciation

The increase in depreciation expense is principally due to depreciation on new network infrastructure acquired by Xtra to enhance network capability and support business growth.

Item 5 year ended 30 June 2002 Internet and Directories Services

Australian Operations

Two reporting segments together constitute Australian Operations. These are Australian Consumer and Australian Business & Internet Services. The consolidated results for Australian Operations are set out in the table below.

	Year ended 30 June
	2002 $m	2001 $m	Change %
Operating revenues
Local Service	54	32	68.8
Calling	616	684	(9.9)
Interconnection	34	16	112.5
Cellular and other mobile	267	319	(16.3)
Internet	103	90	14.4
Data	228	192	18.8
Resale	426	373	14.2
Other operating revenue	73	83	(12.0)

	1,801	1,789	0.7
Operating expenses
Operations and support expenses	1,619	1,662	(2.6)

EBITDA*	182	127	43.3
Depreciation and amortisation	138	73	89.0

Earnings from operations	44	54	(18.5)
Earnings from operations by segment
Australian Consumer	61	49	24.5
Australian Business and Internet Services	(17)	5	(440.0)

	44	54	(18.5)

*	Refer definition of EBITDA under “Overview of Segmental Results (2003)”

An analysis of Australian Operations results by segment follows.

Item 5 year ended 30 June 2002 Australian Operations

AUSTRALIAN CONSUMER

Australian Consumer - Results of Operations

	Year ended 30 June
	2002 $m	2001 $m	Change %
Operating revenues
Local Service	1	1	—
Calling	311	378	(17.7)
Interconnection	1	—	NM
Cellular and other mobile	267	321	(16.8)
Internet	9	6	50.0
Resale	320	283	13.1
Other operating revenue	9	5	80.0

	918	994	(7.6)
Operating expenses
Operations and support expenses	820	932	(12.0)

EBITDA*	98	62	58.1
Depreciation and amortisation	37	13	184.6

Earnings from operations	61	49	24.5

NM = Not a meaningful comparison

*	Refer definition of EBITDA under “Overview of Segmental Results (2003)”

Overview of Results

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

Calling Revenue

Calling revenue is broken down as follows:

	Year ended 30 June
	2002 $m	2001 $m	Change %
Calling revenue
National	248	259	(4.2)
International	62	75	(17.3)
International inwards	—	43	NM
Other	1	1	—
	311	378	(17.7)

NM = Not a meaningful comparison

Item 5 year ended 30 June 2002 Australian Operations

National Calling Revenue

	Year ended 30 June
	2002	2001	Change %
National calls
Revenue ($m)	111	134	(17.2)
Call minutes (m)	733	801	(8.5)
Average price (A$ cents*)	12.6	13.2	(4.5)
Calls to cellular networks
Revenue ($m)	137	125	9.6
Call minutes (m)	272	251	8.4
Average price (A$ cents*)	41.1	39.0	5.4

*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 17.2% as a result of a decline in average price per minute and falling call minutes due to high levels of churn.

Revenue from calls to cellular networks increased by 9.6% as a result of growth in call minutes and in the average price per minute.

International Calling Revenue

	Year ended 30 June
	2002	2001	Change %
International calling revenue
International calling revenue ($m)	62	75	(17.3)
Call minutes (m)	202	185	9.2
Average price (A$ cents*)	24.7	32.4	(23.8)

*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Australian Consumer’s international revenues come from outward calls originated by AAPT customers. International revenue was $62 million in 2002, a decrease of 17.3% from the previous year. The decline in international revenue reflects a declining price per minute on the back of falling wholesale prices, partly offset by increased call minutes.

International Inwards Revenue

This revenue stream is now recorded by the International segment, following the merging of AAPT’s wholesale international business into International. This change in business model has also reduced the Australian Consumer segment’s cost of sales.

Item 5 year ended 30 June 2002 Australian Operations

Cellular and Other Mobile

	Year ended 30 June
	2002	2001	Change %
Cellular and other mobile
Cellular and other mobile revenue ($m)	267	321	(16.8)
Mobile cost of sales ($m)	(192)	(275)	30.2

Mobile gross margin ($m)	75	46	63.0
Connections at period end (000s)	224	243	(7.8)

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

Resale

Resale revenue increased by $37 million, or 13.1%. The rate of growth in resale revenue slowed in 2002 as the result of changes in the way resale services were marketed and priced.

In late September 2001, AAPT announced that it would no longer sell local call services at the point of sale. From October 2002, it to offered local call resale to those customers who were significant users of AAPT’s long distance services. Changes to the pricing for existing customers were also implemented, including an administration fee for the small proportion of full service customers who were low users of long distance services. While these changes moderated revenue growth, they improved the margin obtained on this service.

Operating Expenses

	Year ended 30 June
	2002	2001	Change %
Operations and support expenses
Labour ($m)	42	45	(6.7)
Cost of sales ($m)	651	763	(14.7)
Other operating expenses ($m)	90	95	(5.3)
Allocated costs ($m)	37	29	27.6

	820	932	(12.0)
Personnel numbers
Total staff at 30 June	678	737	(8.0)

Labour expenses fell 6.7% in 2002 due to a 8.0% decrease in staff numbers.

Item 5 year ended 30 June 2002 Australian Operations

Cost of sales decreased by 14.7%, as a result of lower international cost of sales due to the transfer of international inwards traffic to International, lower cellular cost of sales and improved cost per minute for voice traffic.

Allocated costs represent the Consumer segment’s share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section entitled “Allocated Costs” for a discussion of movements in this expense.

Depreciation and Amortisation

	Year ended 30 June
	2002 $m	2001 $m	Change %
Depreciation and amortisation
Depreciation	33	9	266.7
Amortisation	4	4	—

	37	13	184.6

Depreciation expense for common infrastructure has been allocated to the Consumer segment based on estimated asset usage. Depreciation expense increased by $24 million due to additional investment in network infrastructure in the prior year.

Item 5 year ended 30 June 2002 Australian Operations

AUSTRALIAN BUSINESS AND INTERNET SERVICES

Australian Business and Internet Services - Results of Operations

	Year ended 30 June
	2002 $m	2001 $m	Change %
Operating revenues
Local Service	52	33	57.6
Calling	307	304	1.0
Cellular and other mobile	28	16	75.0
Interconnection	33	16	106.3
Internet	94	82	14.6
Data	225	185	21.6
Resale	106	90	17.8
Other operating revenue	66	93	(29.0)

	911	819	11.2
Operating expenses
Operations and support expenses	827	754	9.7

EBITDA*	84	65	29.2
Depreciation and amortisation	101	60	68.3

Earnings from operations	(17)	5	(440.0)

*	Refer definition of EBITDA under “Overview of Segmental Results (2003)”

Overview of Results

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

Local Service

Local Service revenue increased by $19 million (57.6%). With AAPT increasing the number of customers directly connected to its network, greater local service revenue is being generated.

Item 5 year ended 30 June 2002 Australian Operations

Calling Revenue

Calling revenue is broken down as follows:

	Year ended 30 June
	2002 $m	2001 $m	Change %
Calling revenue
National	234	221	5.9
International	49	40	22.5
International inwards	17	36	(52.8)
Other	7	7	—

	307	304	1.0

National Calling Revenue

	Year ended 30 June
	2002	2001	Change %
National calls
Revenue ($m)	108	116	(6.9)
Call minutes (m)	568	502	13.1
Average price (A$ cents*)	11.1	13.7	(19.0)
Calls to cellular networks
Revenue ($m)	126	105	20.0
Call minutes (m)	317	243	30.5
Average price (A$ cents*)	31.6	35.4	(10.7)

*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 6.9% as a result of a decline in the average price per minute, partly offset by increasing call minutes.

Revenue from calls to cellular networks increased by 20.0% as a result of growth in call minutes, partially offset by a decline in the average price per minute.

Item 5 year ended 30 June 2002 Australian Operations

International Calling Revenue

	Year ended 30 June
	2002	2001	Change %
International calling revenue
International calling revenue ($m)	49	40	22.5
Call minutes (m)	196	147	33.3
Average price (A$ cents*)	19.4	19.7	(1.5)

*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

International calling revenues are derived from outward calls originated by AAPT customers. International revenue was $49 million for 2002 (up 22.5% from the previous year). The increase in international revenue reflects increased call minutes.

International Inwards

This international inwards revenue stream is now predominantly recorded by the International segment, following the merging of AAPT’s wholesale international business into International. This change in business model has also reduced the Australian Business and Internet Services segment’s cost of sales.

Internet Revenue

Growth in internet revenue results from growth in Connect’s internet business, reflecting both increased usage and customer numbers.

Data Revenue

Data revenue for 2002 increased by 21.6% compared to the previous year. This was mainly driven by a full year of revenue from the outsourcing contract with the Commonwealth Bank of Australia.

Resale Revenue

Resale revenue increased by 17.8% compared to the previous year, as a result of growth in the customer base.

Other Operating Revenue

Other operating revenue decreased by $27 million. The second quarter of the previous financial year included a credit of approximately $25 million for settlement of a claim against Spectrapoint, AAPT’s previous LMDS supplier, for failure to develop and deliver certain equipment.

Item 5 year ended 30 June 2002 Australian Operations

Operating Expenses

	Year ended 30 June
	2002	2001	Change %
Operations and support expenses
Labour ($m)	117	111	5.4
Cost of sales ($m)	579	534	8.4
Other operating expenses ($m)	76	54	40.7
Allocated costs ($m)	55	55	—

	827	754	9.7
Personnel numbers
Total staff at 30 June	708	857	(17.4)

Labour expense increased $6 million (5.4%). The increase in labour reflects a higher level of staff in the first half of 2002 compared to 2001. Significant staff reductions in the fourth quarter saw staff numbers at 30 June 2002 decrease 17.4% from 30 June 2001.

Cost of sales increased by 8.4%, in line with revenue growth. Cost of sales in 2002 were impacted as a result of delays in transitioning CBA call centre traffic onto AAPT infrastructure, resulting in additional third party charges being incurred.

Other operating expenses increased by 40.7%. This increase was driven by severance payments and increases in consultancy expenses.

Allocated costs represent the Business and Internet Services segment’s share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section entitled “Allocated Costs” for a discussion of movements in this expense.

Depreciation and Amortisation

	Year ended 30 June
	2002 $m	2001 $m	Change %
Depreciation and amortisation
Depreciation	92	57	61.4
Amortisation	9	3	200.0

	101	60	68.3

Depreciation expense for common infrastructure has been allocated to the Business and Internet Services segment based on estimated asset usage. Depreciation expense increased by $35 million (61.4%) due to significant additional investment in network infrastructure in the prior year.

Item 5 year ended 30 June 2002 Australian Operations

Allocated Costs

Certain support groups within Australian operations provide services to both the Consumer and Business and Internet Services segments. The total costs of these support groups have been allocated to the Consumer and Business and Internet Services segments based on their estimated consumption of support services. Total allocated costs are analysed below.

	Year ended 30 June
	2002	2001	Change %
Operations and support expenses
Labour ($m)	47	51	(7.8)
Other operating expenses ($m)	45	33	36.4

	92	84	9.5
Personnel numbers
Total staff at 30 June	446	462	(3.5)

Labour expense decreased $4 million, reflecting a 3.5% decrease in staff numbers as a result of efficiency initiatives.

Other operating expenses increased by 36.4%. This increase was driven by severance payments, and higher maintenance, computer and consultancy costs.

Item 5 year ended 30 June 2002 Australian Operations

Corporate and Other

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

Corporate and Other

	Year ended 30 June
	2002	2001	Change %
Revenue
Other operating revenue ($m)	38	271	(86.0)
Operating expenses
Operations and support expenses ($m)	79	99	(20.2)
Depreciation ($m)	11	10	10.0
Amortisation of AAPT goodwill ($m)	91	89	2.2
Personnel numbers
Total staff at 30 June	252	284	(11.3)

Corporate revenue consists primarily of gains on prepayment of cross border leases and the dividend income received from Southern Cross in March 2001. In 2002, Telecom has received $34 million of net gains on prepayment of two cross border leases. In 2001, one lease was prepaid, resulting in a net gain of $20 million.

Telecom has now undertaken four such leases, which it sees as a normal part of funding its significant investment in infrastructure. These leases are treated as finance leases and the assets remain on Telecom’s Statement of Financial Position. The gains that have been realised represent the difference between the total lease obligation and the amount paid to third parties to discharge the lease obligation.

Included in 2001 corporate revenue is $245 million of dividend income derived from Telecom’s investment in Southern Cross.

Operations and support expenses decreased by $20 million. Included in 2002 operating expenses is a credit of $19 million, representing foreign exchange gains resulting from the termination of a hedge of a forecasted transaction.

Item 5 year ended 30 June 2002 Corporate and Other

Abnormal items (Consolidated)

	Year ended 30 June
	2002 $m	2001 $m
Abnormal revenues
Revenue recognition (pre-tax)	—	(12)

	—	(12)
Abnormal expenses
Write-down of goodwill and other AAPT assets	850	—
Close down of CDMA rollout in Australia (pre tax)	12	215
Write-off of network assets and project costs (pre tax)	—	41

	862	256

Abnormal Revenues

Revenue Recognition – Change in Accounting Policy

In 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly internet access billings. Previously, revenue on these products had been recognised at the time of sale and billing respectively. Under the new policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided. This change was made to align with then recently issued international accounting guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom’s other products.

The impact of this change in accounting policy was a one-off deferral of revenue of $12 million pre tax ($8 million post tax). This comprised a deferral of cellular revenue of $10 million and internet revenue of $2 million.

Abnormal Expenses

Write-down of goodwill and other AAPT assets

In 2002 Telecom performed a review of the carrying value of assets included in the consolidated financial statements as a result of the acquisition of AAPT. An assessment of the fair value of AAPT was performed based on the discounted expected future cash flows of AAPT. It was determined that the fair value of AAPT was less than the carrying value in the consolidated financial statements and that this shortfall was other than temporary. Accordingly, a write-down of $850 million was included in the financial results for the year ended 30 June 2002. This diminution in value reflected significant negative industry and economic trends impacting AAPT’s operations and expected future growth rates for the Australian telecommunications market.

Item 5 year ended 30 June 2002 Abnormal Items (Consolidated)

The apportionment of this write-down is shown below:

$m
AAPT write-down:
(i) Advance to AOL|7	133
(ii) Spectrum licences	124
(iii) Goodwill	593

850

(i)	AAPT has provided a shareholder advance to its associate AOL¦7 totalling A$115 million (NZ$133 million). Telecom does not expect this amount to be recoverable.

(ii)	Where changing network construction plans meant that spectrum was no longer expected to be utilised, or where the present value of expected cash flows to be generated from use of the spectrum did not support the carrying value of the asset, spectrum licences were written down to expected recoverable amount.

(iii)	The remainder of the difference between the assessed fair value of AAPT and the carrying value in the Telecom Group financial statements, after allowing for the asset write-downs described above, was recorded as a write-down in the value of goodwill arising from Telecom’s acquisition of AAPT.

Close Down of CDMA Rollout in Australia

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

Item 5 year ended 30 June 2002 Abnormal Items (Consolidated)

Net Interest Expense (Consolidated)

Net interest expense for 2002 of $413 million increased by $32 million or 8.4% compared to the previous year. Of this increase, $12 million was due to additional borrowing to fund the purchase of the remaining approximately 20% of AAPT in December 2000. Funding for growth in assets accounted for the remainder of the increase.

Taxation (Consolidated)

Income tax expense for 2002 of $365 million increased by $82 million or 29.0% compared to the previous year. Excluding the $850 million write down of AAPT, which was not tax effected, the effective tax rate increased from 30.0% for 2001 to 35.6% for 2002. The increase in the effective tax rate represents the fact that dividends received in 2001 from Telecom’s investment in the Southern Cross Cable Network were taxed at a lower rate than the New Zealand statutory tax rate.

The effective tax rate for 2002 is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively, primarily due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes.

In 2002, Telecom changed its accounting policy for deferred tax to adopt the comprehensive basis, whereby deferred tax is recognised on all timing differences. Previously the partial basis was used, whereby deferred tax is recognised only on those timing differences expected to crystallise in the foreseeable future. The comprehensive basis is the preferred method under New Zealand Statement of Accounting Practice (“SSAP”) 12 “Accounting for Income Tax”. The impact of this change in accounting policy was a one-off credit to 2002 tax expense of $8 million.

Capital Expenditure

	Year ended 30 June
	2002 $m	2001 $m	Change %
Capital expenditure
New Zealand Wireline	221	349	(36.7)
New Zealand Mobile	138	266	(48.1)
International	171	167	2.4
Internet and Directories Services	11	20	(45.0)
Australian Consumer	32	189	(83.1)
Australian Business and Internet	178	502	(64.5)
Corporate and other	27	32	(15.6)

	778	1,525	(49.0)

Total capital expenditure for 2002 was $778 million, a decrease of 49.0% from 2001. This reflects tight control of capital expenditure, as well as the completion of major projects in the prior year.

Item 5 year ended 30 June 2002 Net Interest Expense (Consolidated)

Taxation (Consolidated) Capital Expenditure

Overview of Results 2002:2001

	Year Ended 30 June				Variation 2002:2001
(in NZ$ millions, except percentages)	2002	%	2001	%	$	%
Operating revenues
Local service	1,080	19.5	1,071	19.0	9	0.8
Calling
National	1,178	21.3	1,181	20.9	(3)	(0.3)
International	531	9.6	568	10.1	(37)	(6.5)
Other	54	1.0	67	1.2	(13)	(19.4)

	1,763	31.8	1,816	32.2	(53)	(2.9)
Interconnection	145	2.6	97	1.7	48	49.5
Cellular and other mobile	822	14.8	865	15.3	(43)	(5.0)
Internet	209	3.8	169	3.0	40	23.7
Data	650	11.7	601	10.7	49	8.2
Other operating revenues
Resale	399	7.2	361	6.4	38	10.5
Directories	198	3.6	188	3.3	10	5.3
Dividend from Associate	—	—	245	4.3	(245)	(100.0)
Miscellaneous other	271	4.9	235	4.2	36	15.3

	868	15.7	1,029	18.2	(161)	(15.6)

Total operating revenues (excluding abnormal items)	5,537	100.0	5,648	100.0	(111)	(2.0)

Operating expenses
Labour	599	10.8	572	10.1	27	4.7
Cost of sales	1,759	31.8	1,852	32.8	(93)	(5.0)
Other operating expenses	914	16.5	909	16.1	5	0.6

Total operating expenses (excluding abnormal items)	3,272	59.1	3,333	59.0	(61)	(1.8)
Depreciation and amortisation	815	14.7	722	12.8	93	12.9

Earnings from operations (excluding abnormal items)	1,450	26.2	1,593	28.2	(143)	(9.0)
Total abnormal items	(862)	(15.6)	(268)	(4.7)	(594)	221.6
Net interest expense	(413)	(7.5)	(381)	(6.7)	(32)	8.4

Earnings before income tax	175	3.2	944	16.7	(769)	(81.5)
Income tax expense	(365)	(6.6)	(283)	(5.0)	(82)	29.0

(Loss)/earnings after income tax	(190)	(3.4)	661	11.7	(851)	(128.7)
Share of losses of associate companies after income tax	(1)	—	(18)	(0.3)	17	(94.4)
Minority interests in profits of subsidiaries	3	0.1	—	—	3	NM

Net (loss)/earnings	(188)	(3.4)	643	11.4	(831)	(129.2)

NM = Not a meaningful comparison

Item 5 year ended 30 June 2002 Overview of Results

Liquidity and Capital Resources (Consolidated)

Sources of liquidity

Telecom’s primary sources of liquidity in the course of ordinary operations are operating cash flows, commercial paper issuance programmes and other short-term debt issuance programmes. Telecom also maintains standby borrowing facilities to provide backup sources of funding in the event that adverse market conditions or unforeseen events impacting Telecom’s operations mean that Telecom is unable to obtain sufficient funding from its normal liquidity sources.

In Telecom’s opinion, its working capital is sufficient for the Company’s present requirements. The nature of Telecom’s primary sources of liquidity and factors impacting their availability are discussed below.

Cash Flows

	Year ended 30 June
	2003 $m	2002 $m	Change %
Net cash flows from/(applied to):
Operating activities	1,566	1,351	15.9
Investing activities	(540)	(1,271)	(57.5)
Financing activities	(988)	(74)	NM

Net cash flow	38	6	NM

NM: Not a Meaningful Comparison

Net cash flows from operating activities were $1,566 million for the year, an increase of $215 million from the prior year. This primarily resulted from lower payments to suppliers and employees (due to reduced operating expenses).

The net cash outflow for investing activities was $540 million in the current year, a decrease of $731 million from the prior year. The decrease mainly reflects the sale of short-term investments in the current year compared to the purchase of short-term investments in the prior year, and lower capital expenditure coupled with lower cash paid for the purchase of long-term investments. In the current year, Telecom paid its remaining equity commitment to Hutchison 3G Australia (“H3G”) of A$150 million and sold its investment in EDS New Zealand back to EDS. In the previous year Telecom paid A$250 million to acquire its 19.9% investment in H3G.

The net cash outflow for financing activities in the current year was $988 million, compared to $74 million in the prior year. The decrease in financing cash flows resulted from the net repayment of $245 million of long-term debt in the current year, compared with significant proceeds from long-term debt issues being received in year ended 30 June 2002.

Item 5 Liquidity and Capital Resources (Consolidated)

Short-Term Debt Issuance Programmes

Telecom issues commercial paper in the Australian market under it’s A$1.5 billion Short-Term Note and Medium-Term Note Programme, as well as AAPT Finance Pty Limited’s A$800 million Commercial Paper and Medium-Term Note programme (guaranteed by AAPT). At 30 June 2003, Telecom had issued a total of NZ$109 million of Australian commercial paper pursuant to these programmes.

Telecom issues commercial paper in other markets under its US$1 billion European Commercial Paper programme, its NZ$500 million Note Facility and its NZ$200 million Asian Commercial Paper Programme. At 30 June 2003, total amounts issued under these programmes were nil.

None of Telecom’s debt due within one year is secured.

Stand-by Credit Facilities

Telecom has a policy of maintaining committed standby facilities to at least 100% of the forward 12-month net funding requirement. The Company currently has backup lines totalling approximately NZ$660 million comprising a US$240 million 3 year facility (expiring July 2006) and a US$160 million 3 year facility (expiring August 2004), which have multi-time zone availability. Both facilities are readily accessible with no material adverse change clauses or rating triggers.

At 30 June 2003, no amounts had been drawn under these facilities.

Telecom also has committed overdraft facilities of NZ$20 million with New Zealand banks, and A$40 million with Australian banks. There are no material compensating balance requirements associated with these facilities.

Item 5 Liquidity and Capital Resources (Consolidated)

Credit Ratings

Telecom’s current credit ratings are set out in the table below:

Rating Agency	Long-term Credit Rating	Short-term Credit Rating	Outlook

Standard & Poor’s	A	A-1	Stable

	“A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.	A-1 is the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong.

Moody’s Investors Service	A2	P-1	Stable

“A” indicates many favourable investment attributes and is to be considered as upper-medium-grade obligations. The factors that give security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment some time in the future. The modifier 2 indicates a mid-range ranking.

Prime-1 indicates a superior ability for repayment of senior short-term debt obligations. P-1 repayment ability will often be evidenced by many of the following characteristics:

- Leading market positions in well established industries;

- High rates of return on funds employed;

- Conservative capitalisation structure with moderate reliance on debt and ample asset protection;

- Broad margins in earnings coverage of fixed financial charges and high internal cash generation;

- Well-established access to a range of financial markets and assured sources of alternate liquidity.

Fitch Ratings	A	F1	Stable

	“A” denotes a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.	F1 indicates the strongest capacity for timely payment of financial commitments.

Item 5 Credit Ratings

Moody’s has indicated that an inability to achieve planned improvements in leverage and debt coverage ratios and/or signs of any deterioration in the New Zealand business could result in downwards rating pressure. Standard & Poor’s advise that in a highly competitive and dynamic operating environment, the challenge for management will be to continue making measured investment in its New Zealand and Australian businesses that can generate adequate returns and create a defendable market position without materially damaging the Company’s capital structure and financial risk profile in the medium-term. Other factors that might precipitate a downgrade in credit rating may include a global downward re-rating of the creditworthiness of the telecommunications industry.

Two of Telecom’s existing bond facilities have pricing triggers in the event of a rating downgrade. These triggers would require Telecom’s long-term ratings from Standard & Poor’s/Moody’s to fall below A-/A3 before increased interest rates would apply. Rating downgrades may also impact the cost and availability of future new borrowings.

Item 5 Credit Ratings

Commitments

Set out in the table below are Telecom’s contractual obligations and other commercial commitments as at 30 June 2003.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Short-term debt	112	112	—	—	—
Long-term debt (a)	4,766	434	1,352	1,319	1,661
Operating leases	208	51	75	36	46
Southern Cross capacity(b)	82	58	24	—	—
Capital expenditure	57	57	—	—	—

Total contractual cash obligations	5,225	712	1,451	1,355	1,707

	Amount of commitment expiration by period
Other commercial commitments	Total committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Guarantees (c)	611	30	58	77	446
Contingent credit support (d)	182	N/A	N/A	N/A	N/A

(a)	Included within long-term debt are $677 million of capital notes that may be redeemed either in cash or by the issuance of Telecom shares at the option of the issuer. Also included within long-term debt are $300 million of convertible notes which the holder may elect on maturity to have repaid or to be converted into Telecom shares.

(b)	Commitments are denominated in US dollars and amount to US$28 million within one year and US$11 million within one to three years. Telecom has fixed the NZ dollar value of these payments using forward foreign exchange contracts. The NZ dollar figures above are based on the locked-in forward exchange rate.

(c)	Guarantees principally consist of cross border lease guarantees in respect of certain telecommunications asset sale and leaseback transactions. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transactions. The amount disclosed above is the maximum exposure under the guarantees, however, Telecom believes that the likelihood of losses in respect of these matters is remote.

(d)	Telecom has provided contingent credit support for up to US$106 million as part of the Southern Cross restructure of its senior debt facility on 30 April 2003 in favour of the senior bank syndicate. This contingent credit support is in relation to the restructured portion of Southern Cross’ indebtedness due to mature in April 2008. The contingent credit support will reduce as further market sales are made by Southern Cross and applied toward the repayment of the senior debt. NZ dollar equivalent figures presented in the table above are based on the rate of exchange at 30 June 2003.

Item 5 Commitments

Debt

Total interest-bearing long-term and short-term liabilities amounted to NZ$4,878 million at 30 June 2003 compared with NZ$5,612 million at 30 June 2002.

The net debt to net debt plus equity ratio was 72.7% at 30 June 2003, compared to 80.0% at 30 June 2002 (net debt is defined as total debt less cash and short-term investments). The decrease reflects a reduction in net debt, as surplus operating cash flows have been applied to debt reduction.

Net debt was $4,694 million at 30 June 2003, a reduction of $606 million from net debt at 30 June 2002 of $5,300 million. Telecom will continue to seek to reduce debt levels from operating cash flows in order to achieve desired coverage ratios to protect its current credit rating. To achieve this, Telecom may, from time to time, repurchase some of its existing long-term debt prior to its scheduled maturity.

The estimated fair value of Telecom’s long-term debt at 30 June 2003 was NZ$5,186 million compared with its carrying amount of NZ$4,857 million (stated inclusive of the effect of hedging transactions and accrued interest). The estimated fair value of long-term debt at 30 June 2002 was NZ$5,126 million, compared with its carrying amount of NZ$5,115 million (stated inclusive of the effect of hedging transactions and accrued interest). The fair values are based on Telecom’s fixed rates of interest on debt in comparison to the prevailing market rates in effect at 30 June 2003 and 30 June 2002 for instruments of a similar maturity.

Item 5 Debt

Economic Trends

Telecom’s operations are significantly affected by the state of the New Zealand and Australian economies.

In New Zealand, gross domestic product (“GDP”) grew in real terms by 4.0% for the year ended June 2003. The consensus of current forecasts, as published in June 2003 by New Zealand Institute of Economic Research, indicated rates of GDP growth of 2.0% for the year to March 2004 and of 2.8% for the year to March 2005.

The consumers’ price index rose 1.5% for the year ended June 2003, with the consensus of current forecasts indicating a rate of 1.7% over the year to March 2004. The official unemployment rate was 4.7% in June 2003 and the consensus forecast indicates a rate of 5.5% in March 2004. The population of New Zealand is approximately 4.0 million.

In Australia, annual economic growth was 3.0% in the year ended June 2003. The Australian consumers’ price index rose 3.0% over the year ended June 2003. ANZ Bank has forecast economic growth of 3.5% for the year to June 2004, with annual consumer price inflation of 2.5% over the same year. The official unemployment rate was 6.0% in August 2003 with the ANZ Bank predicting a rate of 6.0% in June 2004. The population of Australia is approximately 19.9 million.

Item 5 Economic Trends

Critical Accounting Policies

Telecom’s financial statements are prepared in accordance with NZ GAAP. Telecom’s significant accounting policies are set out in Note 1. Preparing these financial statements requires management to make estimates and judgements that affect reported amounts and disclosures in the financial statements. These estimates and judgements are based on historical experience and other factors that management considers relevant in the circumstances. Of the significant accounting estimates and judgements made by Telecom, management consider that the following are the most critical in terms of level of judgement and complexity.

Valuation of goodwill

Goodwill arising from the acquisition of a business or shares in subsidiaries and associates is amortised over the period that benefits are expected to arise, with a maximum amortisation period of 20 years. The initial determination of goodwill is dependent on the allocation of the purchase price to the assets and liabilities acquired. This allocation is based on management’s judgement. Determination of the amortisation period for the goodwill is dependent on management’s assessment at the time of acquisition of the period over which benefits will be realised.

The unamortised balance of goodwill is reviewed periodically and to the extent that it is no longer probable of being recovered from the future economic benefits of the investment, it is recognised immediately as an expense. Performing this assessment requires management to estimate the future economic benefits that it expects to derive from the investment. This generally requires management to estimate future cash flows to be generated by the investment, which entails making judgements including the expected rate of growth of revenues, expected margins to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows. The resulting valuation of goodwill is sensitive to changes in any of these assumptions.

During the year ended 30 June 2002, Telecom determined that the carrying value of its investment in AAPT was impaired and accordingly recognised a write-down of $850 million (refer Note 4). This included a write-down of goodwill of $593 million.

Valuation of investments

Telecom holds long-term investments that comprise minority shareholdings in listed and unlisted companies and advances to associate entities. Where equity investments enable Telecom to exert significant influence over the investee, the equity method of accounting is used. Equity investments where Telecom has no significant influence and advances to associates are valued at cost unless management considers there to have been a permanent diminution in value, in which case the investment is written down to the estimated recoverable amount.

In assessing whether there has been an impairment, consideration is given to the financial performance of the investee, the market price and volatility of the investee’s shares (in the case of listed investments) and other factors that impact on management’s expectation of recovering the value of the investment. Such assessment also requires management to make judgements about the expected future performance of the investee.

Included in the aforementioned write-down of Telecom’s investment in AAPT in the year ended 30 June 2002 was a write-down in the value of advances to associates of $133 million (refer Note 4).

Refer “Item 5 - Other Matters – Southern Cross” for a discussion of factors potentially impacting on the valuation of advances to Southern Cross as an associate entity.

Item 5 Critical Accounting Policies

Accounting for fixed assets

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

The carrying values of Telecom’s fixed assets are also periodically reviewed to ensure that they do not exceed their recoverable amounts (the economic benefits that Telecom expects to derive through the use and ultimate disposal of the relevant fixed asset). Where the carrying value exceeds the recoverable amount, the difference is recognised immediately in earnings as an impairment charge.

Assessing whether an asset is impaired may involve estimating the future cash flows that the asset is expected to generate. This will in turn involve a number of assumptions, including rates of expected revenue growth or decline, expected future margins and the selection of an appropriate discount rate for valuing future cash flows.

SFAS 143 “Accounting for Asset Retirement Obligations” became effective for US GAAP purposes for the year ended 30 June 2003. This statement had no material impact on Telecom’s financial statements.

Provision for doubtful debts

Telecom maintains a provision for estimated losses expected to arise from customers being unable to make required payments. This provision takes into account known commercial factors impacting specific customer accounts, as well as the overall profile of Telecom’s debtors’ portfolio. In assessing the provision, factors such as past collection history, the age of receivable balances, the level of activity in customer accounts, as well as general macro-economic trends, are taken into account. Significant changes in these factors would likely necessitate changes in the doubtful debts provision.

Accounting for interconnection revenues and expenses

In the course of its normal business operations, Telecom interconnects its networks with other telecommunications operators. Telecom both supplies and receives network services under interconnection arrangements. In some instances, management may be required to estimate levels of traffic flows between networks in order to determine amounts receivable or payable for interconnection.

The terms of interconnection, including pricing, are subject to regulation in some instances. Pricing may be subject to retrospective adjustment, in which case estimates of the likely effect of these adjustments are required in order to determine revenues and expenses. Likewise, where interconnection rates are in dispute with another carrier, estimates of the likely outcome of disputes are required to determine financial results. Telecom bases these estimates on management’s interpretation of material facts, as well as independent advice. Telecom considers its estimates reasonable in the circumstances, however in the event that the outcomes of regulation or disputes differ from management’s estimates, adjustments will be required.

Item 5 Critical Accounting Policies

Accounting for income taxes

Telecom is required to estimate its income taxes in each jurisdiction in which it operates. This entails a jurisdiction-by-jurisdiction estimation of current tax exposure, as well as an assessment of the impact of timing differences, which result from different treatment of items for accounting and tax purposes. Telecom’s principal timing differences relate to depreciation of fixed assets, recognition of provisions and accruals, and the recognition of tax losses in subsidiaries.

Preparation of the annual financial statements requires management to make estimates as to, amongst other things, the amount of tax that will ultimately be payable, the availability of losses to be carried forward and the amount of foreign tax credits that it will receive. Actual results may differ from these estimates as a result of reassessment by management and/or taxation authorities. This may impact Telecom’s financial position and results of operations.

Item 5 Critical Accounting Policies

Other Matters

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (“Southern Cross”). Telecom made an initial equity investment of US$15 million in Southern Cross, which has since been written down to nil value in accordance with equity accounting rules as a result of dividends paid by Southern Cross in March 2001. The other shareholders are affiliates of SingTel Optus Pty Limited (39.99%) and MCI (10.01%).

Telecom has previously indicated a lack of visibility around the extent and timing of future dividend income from Southern Cross, as a result of a weak demand for international bandwidth and cable capacity. The dividend income stream is dependent on future sales of capacity, capital expenditure requirements and financing requirements. Telecom does not expect significant new sales of international bandwidth or cable capacity to occur for at least the next twelve months.

Additionally, Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 30 June 2003, Telecom held Southern Cross capacity with a book value of approximately NZ$329 million. Telecom is also contractually committed to acquire additional capacity at fixed prices totalling approximately NZ$82 million over the next two years. Management believes that the expected future cash flows from the use of this capacity exceed the current book value and the cost of the commitment to acquire further capacity based on current business plans and expectations.

Telecom has also provided debt funding to Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited (the “Southern Cross companies”) of US$60 million by way of shareholder advances as at 30 June 2003, these advances were recorded as long-term receivables from those companies at a book value of NZ$109 million (including accrued interest). Telecom believes these advances are fully recoverable.

As at 30 June 2003 a number of major participants in the international telecommunications industry were experiencing serious financial difficulties, with several entities filing for bankruptcy protection. At that time there was an oversupply of capacity on a number of routes and as a consequence there is a risk that market prices for bandwidth may become further depressed, particularly if large quantities of capacity are sold into the market at liquidation values. Were such a development to occur and prove other than a temporary situation, it could result in potentially significant impairment of Telecom’s international network capacity assets. Such developments could also adversely impact the Southern Cross companies ability to repay debt.

On 30 April 2003, the Southern Cross companies agreed a restructured facility with its senior bank syndicate that rescheduled certain of the Southern Cross companies debt repayments to better align these with anticipated future cash flows and a reassessed Southern Cross business plan. Under these revised arrangements, the maturity date for US$151 million (“Tranche C”) of the Southern Cross companies’ senior debt has been extended, with maturity now occurring in April 2008. In addition, other terms applicable to the outstanding bank debt have been modified to provide the Southern Cross companies with additional financial flexibility.

As part of this restructured facility, Telecom and SingTel Optus have agreed to provide (either directly or through members of their respective groups) contingent credit support in respect of Tranche C loans in favour of the senior bank syndicate. Telecom has provided contingent credit support for up to US$106 million of Tranche C and SingTel Optus has provided contingent credit support for up to US$45 million of Tranche C. The contingent credit support exposure will reduce as further market sales are made and applied towards the repayment of Tranche C.

Item 5 Other Matters

In order to realign the levels of contingent credit support with Telecom’s and SingTel Optus’ respective shareholdings in Southern Cross, Telecom has priority in reducing the level of its contingent credit support, relative to SingTel Optus. This priority is in respect of the first US$49 million worth of Tranche C loans to be repaid out of third party capacity sales and Southern Cross’s other surplus funds. As such, the first US$49 million of repayments from such sources will be applied solely to reduce Telecom’s contingent credit support exposure.

Beyond the first US$49 million of repayments, further deferred loan repayments from such sources will result in Telecom’s and SingTel Optus’ contingent credit support exposure reduced proportional with their relative shareholdings. Telecom and SingTel Optus will each earn support fees, payable by Southern Cross, commensurate with their respective levels of contingent credit support.

As at 30 June 2003, the Southern Cross companies was capitalised via US$30 million of shareholders equity and had US$120 million of shareholder advances and US$356 million of senior bank debt (made up of Tranche A of US$208 million and Tranche C of US$148 million). The Southern Cross companies also expects to collect US$240 million of future committed capacity sales.

Network Outsourcing Agreements Signed

In June 2003, Telecom announced that it had entered into two five year outsourcing agreements with Alcatel. The agreements will result in Alcatel taking increased responsibility for network planning, development and operations for Telecom’s network in New Zealand and AAPT’s network in Australia. The outsourcing agreements build on the strategic partnering relationship between Telecom and Alcatel to develop Telecom’s NGN announced in June 2002. As a result of the outsourcing agreements, which have a combined value of approximately $180 million, approximately 200 Telecom New Zealand employees and 100 AAPT employees transferred to Alcatel on 1 July 2003.

In June 2003 Telecom also announced that it had signed a $200 million (approximately), five year agreement with Lucent to supply and manage Telecom’s CDMA network in New Zealand. Approximately 50 Telecom staff transferred to Lucent on 1 July 2003 as a result of the agreement. Lucent had previously built and deployed the CDMA network for Telecom.

Item 5 Other Matters

Valuation of TDMA Network

Telecom currently operates both TDMA and CDMA mobile networks. Telecom’s marketing emphasis is geared towards growing usage of the CDMA network, which offers greater functionality and high speed data capability. As part of this approach, Telecom is encouraging existing TDMA customers to upgrade to the CDMA network. Telecom expects to transition all TDMA customers to the CDMA network, at which point it will be closed down. This is currently expected to occur towards the end of 2007.

At 30 June 2003, the carrying value of the TDMA network is approximately $245 million. This value is presently supported by the cash flows that the network generates. However, as the rate of customer transition from TDMA to CDMA increases, the cash flows that the network will generate are forecast to decline. Current forecasts indicate that in the year ended 30 June 2004 the present value of the future cash flows of the TDMA network will fall below the carrying value.

Telecom will continue to closely monitor the valuation of its TDMA network and should it be determined in future that the carrying amount is no longer supported by the present value of the future cash flows, a charge will be recognised to write the value of the asset down to a level that is supported by these cash flows. The amount and timing of such a charge will ultimately depend on the rate at which customers transition from the TDMA network and the cash flow profile of the remaining customers. Based on current estimates, an impairment charge of between $90 million and $110 million ($60 million to $74 million net of tax) may be required in the financial year ended 30 June 2004.

Accounting for Share Options

In its 2002 annual report on Form 20-F, Telecom indicated that it was considering a change in its accounting policy relating to share options issued to employees once a clear direction on international accounting standards emerged. Since this time, the International Accounting Standards Board (“IASB”) has issued an exposure draft of an International Financial Reporting Standard that would require share options to be recognised as an expense based on their fair value. Following a review of submissions on its exposure draft, the IASB has confirmed that a fair value approach will be required in the final standard. The Financial Accounting Standards Board in the United States has also announced that it intends to amend the US standard on share based compensation to require a fair value approach to accounting for employee share options.

Given the overseas consensus is a fair value based approach to accounting for share options, Telecom adopted this approach from 1 July 2003. In accordance with the IASB exposure draft, such an approach was adopted prospectively (i.e. applied to future option grants, but not retrospectively applied to existing grants). Had this change in policy been made in the 2003 financial year, it would have resulted in an additional pre-tax charge to expenses of approximately $6 million.

Item 5 Other Matters

US GAAP Reconciliation

The consolidated financial statements are prepared in accordance with NZ GAAP, which differs in certain significant respects from US GAAP. These differences, and the effect of the adjustments necessary to restate net earnings and shareholders’ funds, are detailed in Note 29.

As a result of these differences, Telecom’s US GAAP net earnings were greater than its NZ GAAP net earnings by NZ$49 million (6.9%) for the year ended 30 June 2003. US GAAP net loss was greater than NZ GAAP net loss by NZ$46 million (24.5%) for the year ended 30 June 2002 and US GAAP net earnings were lower than NZ GAAP net earnings by NZ$139 million (21.6%) for the year ended 30 June 2001.

US GAAP net earnings for the year ended 30 June 2003 were greater than NZ GAAP earnings principally due to amortisation of goodwill of $66 million no longer being charged for US GAAP and a $37 million credit to reflect the calculation of taxation on a US GAAP basis, partly offset by a charge of NZ$51 million to recognise the change in fair value of cash flow hedges deemed ineffective under US GAAP.

US GAAP net earnings for the year ended 30 June 2002 were lower than NZ GAAP earnings principally due to charge of NZ$37 million to recognise at fair value cash flow hedges deemed ineffective under US GAAP, the recognition of NZ$26 million of equity accounted losses for associates under US GAAP where equity accounting had been suspended for NZ GAAP, and the deferral of $27 million of profits on capacity sales that had been recognised up-front under NZ GAAP, partly offset by an NZ$48 million lower write down of advances to associates due to a lower US GAAP carrying value.

For the year ended 30 June 2001, US GAAP net earnings were lower due to NZ$102 million of dividend income from Southern Cross which was included in earnings for NZ GAAP but was applied against advances to associates for US GAAP purposes and $NZ44 million of equity accounted losses where equity accounting has been suspended for NZ GAAP.

Total shareholders’ funds at 30 June 2003 were lower under US GAAP by NZ$112 million (6.3%) as a result of the accumulated effect of dividends from associates and associate losses referred to above coupled with unrealised derivative losses on cash flow hedges of NZ$67 million resulting from the application of SFAS 133, partially offset by the effect of the lower goodwill amortisation charge of $66 million referred to above.

Total shareholders’ funds at 30 June 2002 were lower under US GAAP by NZ$282 million (21.3%) due to the accumulated effect of dividends from associates and associate losses referred to above coupled with unrealised derivative losses on cash flow hedges of NZ$122 million resulting from the application of SFAS 133.

Total shareholders funds’ at 30 June 2001 were lower under US GAAP by NZ$251 million (12.6%) due to the accumulated effect of dividends and losses from associates referred to above, unrealised derivative losses on cash flow hedges of NZ$59 million and unrealised losses on available for sale securities of $50 million.

Item 5 US GAAP Reconciliation

New Accounting Standards

The future impact of recent US accounting standards issued by the Financial Accounting Standards Board (“FASB”) and New Zealand accounting standards issued by the Institute of Chartered Accountants (“ICANZ”) applicable to Telecom’s financial statements is discussed below.

Recent Accounting Pronouncements

United States

Accounting for Stock-Based Compensation

In December 2002 the FASB issued SFAS 148: “Accounting for Stock-Based Compensation – Transition and Disclosure”. SFAS 148 amends SFAS 123 “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This statement also amends the disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

Telecom has amended the pro-forma disclosure for share options to comply with SFAS 148 for the year ended 30 June 2003 (refer Note 29 (m)). Effective 1 July 2003 Telecom adopted a fair value based method of accounting for stock-based compensation in accordance with Exposure Draft 93 issued by the Institute of Chartered Accountants of New Zealand, which is based on International Exposure Draft 2 issued by the International Accounting Standards Board (“IASB”). As a result, Telecom will adopt the fair value based method in SFAS 123 for US GAAP purposes from 1 July 2003. In accordance with the IASB exposure draft, such an approach will be adopted prospectively (ie. applied to future option grants, but not retrospectively applied to existing grants). While there are some differences in the way that the New Zealand exposure draft and SFAS 123 calculate compensation expense, Telecom does not expect this to result in a material difference between its NZ GAAP and US GAAP results.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. This Interpretation also clarifies that a guarantor is required to recognise, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of this Interpretation are applicable to guarantees issued or modified after 31 December 2002 and have not had a material effect on the Group’s financial statements.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. This Interpretation requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity’s activities via voting rights or similar rights. This Interpretation applies immediately to variable interests in variable interest entities created after 31 January 2003, and to variable interests in variable interest entities obtained after 31 January 2003.

For companies with a variable interest in a variable interest entity created before 1 February 2003, this Interpretation applies to the Group no later than the beginning of the first interim or annual reporting period beginning after 15 June 2003. Telecom is in the process of evaluating the impact of this Interpretation on the Group’s financial statements.

Item 5 New Accounting Standards

Derivative Instruments and Hedging Activities

In April 2003, the FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as well as certain other existing pronouncements. This Statement is effective for contracts entered into or modified after 30 June 2003, except for hedging relationship designated after 30 June 2003. Telecom is currently evaluating the impact of this statement on the Group’s financial statements.

Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments (presently classified as equity) that embody an obligation for the issuer. Generally, this statement is effective for financial instruments entered into or modified after 31 May 2003 and is otherwise effective at the beginning of the first interim period beginning after 15 June 2003. Telecom is currently evaluating the impact of this statement on the Group’s financial statements.

New Zealand

In December 2002 the New Zealand Accounting Standards Review Board announced that International Financial Reporting Standards (“IFRS”) will apply to all New Zealand entities for periods commencing on or after 1 January 2007. Entities will also have the option of voluntarily early adopting IFRS for periods beginning on or after 1 January 2005.

While IFRS are similar to existing New Zealand Financial Reporting Standards in most respects, there are a number of significant differences between the two, most notably in the areas of accounting for financial instruments, taxation, intangible assets and business combinations. These differences will affect the reported results of New Zealand entities, including Telecom, upon adoption of IFRS.

Adoption of IFRS by Telecom will also impact Telecom’s reconciliation of significant differences between New Zealand and US GAAP. Adoption of IFRS will eliminate certain differences between New Zealand and US GAAP, for example the amortisation of goodwill, while some reconciling items may change and new reconciling items may also possibly result.

Telecom currently intends to early-adopt IFRS. Its first published IFRS financial statements will therefore be for the year ended 30 June 2006. Transition from existing GAAP to IFRS will be made in accordance with IFRS 1 “First Time Application of International Reporting Standards”. Upon adoption of IFRS, comparative information presented in the financial statements will be restated to conform with the requirements of IFRS and the impact that adoption of IFRS has had on Telecom’s financial statements will be set out.

Item 5 New Accounting Standards

Item 6.	Directors, Senior Management and Employees

Directors

The business and affairs of Telecom are managed under the direction of the Board. The Board is elected by the shareholders of the Company. The Board may also appoint Directors to fill casual vacancies that occur or to add additional persons to the Board up to the maximum number (currently 12) prescribed by the Company’s Constitution.

At each annual meeting of shareholders, all Directors appointed by the Board must retire. In addition, at least one-third of the other Directors must retire from office (other than the Managing Director). If less than one third of the other Directors are due to retire by reason of age, or the expiry of their term of appointment or because they wish to retire and not be re-elected, the remaining Directors who retire are those Directors who have held office longest since their last appointment or reappointment (other than the Managing Director). A retiring Director is generally eligible for re-election except where precluded by age or disqualification. At least one-half of the Board must be New Zealand citizens (as defined in the Company’s Constitution).

The current standing Committees of the Board are the Audit and Risk Management Committee, the Human Resources and Compensation Committee and Nominations and Corporate Governance Committee. All Committees consist entirely of Non-Executive Directors. All Directors are entitled to attend Committee meetings. See below for the current membership of these Committees.

During the year the terms of reference of the Audit and Risk Management Committee were revised. The Audit and Risk Management Committee’s role is to assist the Board in its oversight of both the integrity of the financial reporting and the risk management framework. The Committee also ensures the independence of the external auditors. The Audit and Risk Management Committee’s responsibilities include:

•	being the formal channel of communication between the Board and senior financial management and external audit and providing a structured reporting line for internal audit;

•	reviewing, the external financial reporting and then recommending, if appropriate, the Board adopt the external financial reporting;

•	assessing the adequacy of internal controls after consultation with external and internal auditors;

•	reviewing the certifications relating to internal controls required by the jurisdictions in which the Company is listed;

•	reviewing major accounting policy changes;

•	ensuring that policies and processes exist to effectively identify, manage and monitor principal business risks and reviewing the Company’s risk profile;

•	recommending to shareholders for approval, candidates to act as external auditor in accordance with the external audit independence policy and recommending the external auditors’ fees to shareholders for approval and terminating the appointment of the external auditor, as appropriate;

•	ensuring that the lead, engagement and concurring audit partner are rotated every five years;

•	pre-approving all audit and related assurance services provided by the external auditors;

•	annually assessing and confirming to the Board the independence of the external auditors;

•	monitoring and reviewing the performance of internal audit;

•	reviewing the performance of external audit by reviewing the external auditors’ fees, terms of engagement and external audit work plan; and

•

annually reviewing the external auditors’ report which includes a description of the relationships between the Company and the external auditors, material written communications between the external auditors and management, the Company’s

Item 6 Directors

internal control procedures and critical accounting policies relating to external financial reporting.

Some of the responsibilities described above including, in particular, the requirements around certifications of the Chief Executive Officer and Chief Financial Officer, will take effect for the year ended 30 June 2004 as required by the Exchanges on which Telecom is listed.

The Human Resources and Compensation Committee’s role is to assist the Board in overseeing the management of the human resources activities of the Telecom Group. The Committee’s responsibilities include:

•	reviewing the current remuneration and human resources strategy, structure and policy for the Company and reviewing remuneration practices to ensure that they are consistent with such policies;

•	overseeing the Company’s recruitment, retention and termination policies and procedures for senior Management;

•	making recommendations to the Board with respect to senior executive incentive remuneration plans, share option plans, employee share ownership plans and other employee benefits;

•	overseeing succession planning for senior Management and the Chief Executive Officer;

•	reporting to the Board the Committee’s recommendations regarding the evaluation of the Chief Executive Officer and the content of the key performance objectives of the Chief Executive Officer;

•	reviewing the Chief Executive Officer’s performance evaluation of direct reports and approving their remuneration and/or any variation to their terms of employment;

•	reviewing and approving the compensation arrangements for the Chief Executive Officer;

•	approving the appointment and termination of the Chief Executive Officer’s direct reports; and

•	recommending to the full Board the remuneration of Directors.

The Nominations and Corporate Governance Committee’s role is to identify and recommend to the Board nominations for members of the Board and its Committees. The Committee also develops and reviews Telecom’s corporate governance principles and makes recommendations to the Board. The Nominations and Corporate Governance Committee’s responsibilities include:

•	making recommendations to the Board on its size and composition;

•	reviewing the criteria for the selection of Directors and recommending to the Board appropriate candidates for nomination;

•	overseeing the evaluation of the Board and reviewing Board succession planning;

•	developing and amending the Company’s corporate governance principles and making recommendations to the Board.

The Directors have no fixed term of office but are subject to the retirement provisions of the Constitution summarised above. As a matter of policy the Board has agreed that no Director appointed after 1 July 2003 should remain a Director for more than six years (or two terms) following their first election (or re-election if initially appointed by way of casual vacancy) by shareholders unless the Board determines otherwise. Where a Director is coming to the end of such a period, the Board will consider whether or not the Director should be invited to stand for re-election for a further three year term. In the case of existing Directors the policy will be re-applied from the date of their next re-election. Telecom’s Constitution allows payments to directors by way of a lump sum or pension. See “Item 10 -Remuneration”.

The Board nominated Mr Lindsay Pyne to stand for appointment as a Director at the annual meeting on 9 October 2003. At the annual meeting the Company’s shareholders resolved to appoint Mr Pyne as a Director of the Company.

Item 6 Directors

As of 31 October 2003, the Directors of the Company (including the Chief Executive) were as follows:

Dr Roderick S Deane – Chairman

Roderick Deane became Chairman of Telecom Corporation of New Zealand Limited in October 1999, after seven years as Chief Executive and Managing Director. He was named Chief Executive of the Decade in 1999 in the Top 200 New Zealand Corporate Awards. Dr Deane is a member of the Audit and Risk Management Committee and the Human Resources and Compensation Committee, and Chair of the Nominations and Corporate Governance Committee.

Dr Deane is Chairman of Fletcher Building Limited, the ANZ Banking Group (New Zealand) Limited, Te Papa Tongarewa (The Museum of New Zealand) and NZ Seed Fund. He is a Director of ANZ Banking Group Limited (Australia), and Woolworths Limited (Australia). He also chairs the Wellington Mayoral Advisory Board. Jointly with his wife Gillian, Dr Deane is Patron of IHC New Zealand Inc and is a member of the IHC Board of Governance. He is Chairman of the City Gallery Wellington Foundation and has an active interest in promoting the arts and music.

Ms Theresa Gattung – Chief Executive and Managing Director

Theresa Gattung became Chief Executive Officer and joined the Board in October 1999. She had previously been Group General Manager Services and before that General Manager, Marketing. Before joining Telecom in 1994, Ms Gattung was Chief Manager, Marketing for Bank of New Zealand, and previously held executive positions with National Mutual and Television New Zealand. Ms Gattung is also currently a director of Independent Newspapers Limited.

She graduated with a Bachelor of Laws (LLB) from Victoria University in 1987 and a Bachelor of Management Studies (Honours, with majors in Economics and Marketing) from the University of Waikato in 1983. Her entire career has been in “new economy” companies – telecommunications, media, information technology, banking and finance.

Mr Paul Baines – Director

Paul Baines joined the Board in May 1998. He is Chairman of the Audit and Risk Management Committee and a member of the Nominations and Corporate Governance Committee.

Mr Baines is a Director of Fletcher Building Limited, Gough, Gough and Hamer Limited, Greenstone Fund Limited, Reserve Bank of New Zealand and Wrightson Limited. Mr Baines has been Chief Executive Officer of CS First Boston New Zealand and before that held a number of senior positions at sharebroking and investment banking firm Jarden & Co. He has degrees in accountancy, economics and public policy.

Mr John C King – Director

John King, LLB, has been a Telecom Director since September 1990. He is a member of the Audit and Risk Management Committee and the Nominations and Corporate Governance Committee.

Mr King is a Consultant with law firm Russell McVeagh, a Director of Westpac (NZ) Investments Limited and The New Zealand Guardian Trust Company Limited, Chairman of the New Zealand Takeovers Panel, a Member of the Australian Takeovers Panel, a Vice-President of the Employers and Manufacturers Association (Northern) Inc, Deputy Chairman of the Spirit of Adventure Trust, and a Council Member of the Auckland College of Education, and Business New Zealand.

Mr Roderick H McGeoch – Director

Rod McGeoch was appointed to the Board in April 2001. He is a solicitor and Company Director, plays a leading role in business, the legal profession and sports administration, as well as providing direction and support to a range of community and welfare organisations.

Item 6 Directors

Mr McGeoch is a member of the Human Resources and Compensation Committee and the Nominations and Corporate Governance Committee.

He is Chairman Emeritus of the Board of Corrs Chambers Westgarth, one of Australia’s largest law firms, Chairman of the Boards of TCNZ Australia Pty Ltd, Australian Growth Properties Limited, Pacific Healthcare (Australia) Limited, Frontiers Group (Australasia) Limited and the Saatchi & Saatchi Trans-Tasman Advisory Board. He is Deputy Chairman of Australian Pacific Airports Corporation Limited. He is also a Director of Ramsay Health Care Limited and Sky City Entertainment Group. Rod led Sydney’s bid to host the 2000 Olympic Games as Chief Executive of Sydney Olympics 2000 Bid Limited and served on the Board of the Organising Committee for the Sydney Olympic Games.

Mr Lindsay Pyne – Director

Lindsay Pyne was appointed to the Board in October 2003. Mr Pyne is a New Zealander who is currently advisor to the President of Bangkok Bank Plc in Thailand and has previously held executive positions as President, Visa International Limited, Asia Pacific Region, Managing Director and Group Chief Executive Officer, Bank of New Zealand Limited, director and Chief Executive Officer, PostBank Limited, and Managing Director and Chief Executive Officer, Broadbank Limited.

Prior to these appointments, he held management positions with Citibank International and Hill Samuel Limited, in South Africa, England, the Middle East and Africa. He has broad experience driving large scale technology projects in the businesses he has been involved with and in running large and complex businesses.

Ms Patricia L Reddy – Director

Patsy Reddy joined the Board in December 1997. She is Chairperson of the Human Resources and Compensation Committee and a member of the Nominations and Corporate Governance Committee.

Ms Reddy is Deputy Chairman of Sky City Entertainment Group, a Director of Infinity Group Limited and an Executive Director of Active Equities Limited. Ms Reddy was Group Legal Counsel and then Group Manager – Special Projects at Brierley Investments Limited during the period 1987—1998 before which she was a partner in law firm Rudd Watts & Stone and a lecturer in the Law Faculty at Victoria University of Wellington. She is also involved in the administration of arts and community organisations and is a Trustee of the Sky City Community Trust, the New Zealand International Festival of the Arts, the Victoria University of Wellington Art Collection Trust and is a member of the Adam Art Gallery Advisory Board.

Mr Michael Tyler – Director

Michael Tyler joined the Telecom Board in June 1999. He is a member of the Audit and Risk Management Committee and the Nominations and Corporate Governance Committee.

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

Item 6 Directors

Executive Officers

None of the Executive Officers have fixed term contracts.

As at 24 November 2003, the Executive Officers of Telecom (except the Chief Executive) were as follows:

Mr Marko Bogoievski – Chief Financial Officer

Marko Bogoievski joined Telecom in May 2000. He has held a number of senior financial, operational and sales roles with Lion Nathan, Ansett, Elders Finance Group and PricewaterhouseCoopers. The Finance Group he manages provides strategic and financial information, analysis and advice to help maximise shareholder value. He is a director of Telecom New Zealand Limited and various other Telecom subsidiaries.

Mr Philip King – Group General Manager Corporate Affairs

Philip King was appointed to the position of Group General Manager Corporate Affairs in December 2002. This group works to support Telecom’s brand value and is responsible for issues management strategy and communications with stakeholders. Prior to this role, Philip was Telecom’s General Manager Finance and before that he was the Company’s Investor Relations Manager. Before joining Telecom, Philip worked for seven years for National Australia Bank. He held a variety of positions mainly within the Corporate Banking division and worked in New Zealand, the United Kingdom, and Australia

Ms Patricia McEwan – Group General Manager Human Resources

Trisha McEwan was appointed Group General Manager Human Resources in February 2002. Prior to that she was Group Human Resources Director for Fletcher Challenge. Ms McEwan’s career has spanned the private and public sectors in New Zealand and Australia.

Mr Simon Moutter – Chief Operating Officer, New Zealand

Simon Moutter was appointed Chief Operating Officer, New Zealand in February 2002. He joined Telecom in September 1999 as General Manager, Network Delivery. Mr Moutter is a director of Telecom New Zealand Limited.

Before joining Telecom Mr Moutter worked in various senior management positions in New Zealand, including Chief Executive officer of Powerco Limited, General Manager of New Plymouth Energy and Station Manager at the New Plymouth Power Station.

Mr Mark Ratcliffe – Chief Information Officer

Mark Ratcliffe has worked in a variety of senior roles in his 13 year career at Telecom. He moved from his role as General Manager Voice and Data to become Chief Information Officer in November 2000 - being responsible for Telecom’s corporate information technology systems, including the outsourcing partnership with EDS. He also has executive responsibility for Xtra, Telecom Directories and Telecom’s product and content sourcing group.

Prior to joining Telecom, Mr Ratcliffe worked in senior accounting, IT, project management and consulting roles in England and New Zealand.

Mr Jonathon Stretch – Chief Executive AAPT

Jon Stretch was appointed Chief Executive, AAPT in August 2003. Before joining Telecom he was Vice-President AT & T Business, Europe, Middle East and Africa, based in Paris. Prior to that he held several Asia Pacific positions based in Hong Kong, including Vice President AT & T Business, Asia Pacific and General Manager, IBM Global Network, Asia Pacific. Mr Stretch is Australian and holds a degree in Science (Computing Science) from the University of Melbourne.

Item 6 Executive Officers

Mr Mark Verbiest – Group General Counsel

Appointed in November 2000, Mark Verbiest oversees the provision of legal services to the Telecom Group. In addition, he is responsible for Regulatory Strategy and Government Relations, the Company Secretariat, Risk Management and compliance. Mr Verbiest is a director of Telecom New Zealand Limited, TCNZ Australia Pty Limited and various other Telecom subsidiaries. He is also one of Telecom’s representative directors on Southern Cross Cables Limited.

Mr Verbiest has extensive experience in securities, mergers and acquisitions, corporate and commercial and competition and trade practices law. He gained a law degree from Victoria University and was in private practice as senior partner of New Zealand law firm Simpson Grierson, focusing on major corporate advisory work, before joining Telecom.

Item 6 Executive Officers

Compensation

The aggregate amount of compensation payable by Telecom in respect of Executive Officers as a group during fiscal 2003 was $9,070,407, in addition A$36,510 was paid to Directors and Executive Officers as superannuation, as required under Australian law.

During the year to 30 June 2003, the total remuneration1 and value of other benefits disclosed in the Annual Report to shareholders and received by the Directors of the Company was as follows:

Name	Total remuneration NZ$
Paul Baines[2]	110,000
Roderick Deane[3]	384,031
Theresa Gattung[4]	1,771,577
John King	100,000
Rod McGeoch[5]	144,864
Patsy Reddy[2]	110,000
Michael Tyler	100,000

[1]	The figures shown are gross amounts and exclude GST where applicable. The Company meets costs incurred by Directors which are incidental to the performance of their duties. This includes providing Directors with telephone concessions (which can include free telephone line rental, mobile phone, national and international phone calls and online services) and paying the costs of Directors’ travel to attend Board meetings and in respect of other Company business. As these costs are incurred by the Company to enable Directors to perform their duties, no value is attributable to them as a benefit to Directors.

[2]	Ms Reddy and Mr Baines each receive $10,000 per annum as a Chair Allowance for their roles as Chair of the Human Resources and Compensation Committee and Audit and Risk Management Committee respectively.

[3]	Dr Deane’s remuneration includes medical insurance cover valued at $5,351 for the 2003 financial year and the provision of a motor vehicle valued at $28,680 for the 2003 financial year. The annual cost of the motor vehicle has been ascertained by way of a formula which includes the original purchase price of the vehicle, the annual running costs of the vehicle and the appropriate fringe benefit tax structure relating to motor vehicles. The annual cost of medical insurance has been ascertained by a combination of the actual cost of the insurance subscription plus the appropriate fringe benefit tax for such a vehicle.

[4]	Ms Gattung does not receive Directors’ fees. The Chief Executive’s total remuneration includes a significant performance based component which is comprised partly of share options. For the year to 30 June 2003 the total remuneration of $1,771,577 included share options allocated during the year with a deemed value of $358,390 (independently valued using the Black-Scholes methodology).

Ms Gattung’s annual performance incentive accounted for 32% of her remuneration and her share options (equity component) accounted for 20% of the amount.

[5]	Mr McGeoch was paid A$40,000 for his role as Chairman of the Board of TCNZ Australia Pty Limited in addition to his fees as Director of Telecom Corporation of New Zealand Limited.

At the 9 October 2003 Annual Meeting the shareholders approved the aggregate of $1,500,000 per annum as being payable to the Company’s directors for their services as directors of the Company and its subsidiaries (but not for services as Managing Director). With effect from 1 November 2003 the annual Directors’ fees were increased as follows:

•	for each non-executive director (excluding the Chairman) from $100,000 to $105,000;

•	an additional amount of $10,000 to each overseas director (non-New Zealand or non-Australian) based non-executive director;

•	for the Chair of each of the Audit and Risk Management Committee and Human Resources and Compensation Committee, from $10,000 to $25,000; and

•	for membership of a Board Committee, an amount of $10,000 (excluding the Chairman and those persons who Chair a Committee).

No more than one amount for membership of a Board Committee will be paid where a director is a member of more than one Committee.

Item 6 Compensation

The Company also meets costs incurred by Executive Officers which are incidental to the performance of their duties. This includes providing Executive Officers with telephone concessions (which can include free telephone line rental, mobile phone, national and international phone calls and online services) and paying the costs of their travel.

Bonus Plans

A portion of the compensation paid is by way of a bonus arrangement known as the Economic Value Added (“EVA”) bonus plan. Telecom’s EVA incentive scheme is an integral part of Telecom’s overall approach to competitive performance-based remuneration. It is a cash-based scheme which aims to reward all employees for meeting or exceeding individual, business group and Company goals that are aligned to Telecom’s strategic direction. Group performance is measured on an EVA basis. EVA is chosen as a key measure as it provides alignment to shareholder value.

The Board determines targets at the beginning of the year based on the agreed business plan and with reference to external performance benchmarks. Performance is assessed by the Board following the completion of the financial year.

Business unit targets are determined using measures from relevant business unit plans derived from the Board approved Corporate Plan. The bonus plan adjusts a manager’s target bonus by a multiplier that compares actual and target EVA performance. The general principle is that the bonus multiple is set at 1.0 for target performance and variations in actual performance, either above or below the target performance, results in a multiple of more or less than 1.0.

The same annual incentive scheme operates at all levels in the Company.

Equity-Based Incentive Schemes

The Company also operates equity (non-cash) based longer-term incentive (LTI) schemes. The equity-based schemes are designed to ensure there is an appropriate balance between short, medium and longer-term performance objectives and to align management with shareholder interests. Approximately 800 senior managers currently participate in equity-based incentive schemes.

Option Schemes

The Company has in place an option scheme called the Telecom Share Option Scheme. Participants in the scheme are granted options to purchase shares in the Company. The number of options granted is determined by the value of the share option component of the individual’s overall remuneration package and the value of the options.

A participant may exercise his or her options (subject to employment conditions) following the completion of the stated vesting period, being one, two or three years. Options have been issued with a maximum life of six years after which time they will lapse. New shares are issued upon the exercise of options.

In September 2001, the Company modified the scheme for all future allocations of options, so that the price payable on the exercise of options is equal to the average end of day price of Telecom shares on the New Zealand Exchange for the days on which the New Zealand Exchange is open for trading in the month immediately preceding the date on which options are granted (subject to possible adjustment).

The Board has approved a number of changes to the Share Option Scheme for grants made from September 2003 onwards.

A performance hurdle will be applied to all grants of share options from September 2003. Only individuals that meet satisfactory performance hurdles will be eligible to be granted share options in any year.

Item 6 Compensation

For options issued after September 2003, a further performance hurdle must be met in order for any grants of share options to be able to be exercised. In order that options may be exercised the total return to shareholders, measured as the combination of the share price appreciation and the dividends paid, must exceed the estimated cost of equity since the grant of the share option. Independent advisors will calculate the cost of equity annually. Achievement of the performance hurdle will be independently verified and once achieved following the vesting of the share options, the share options may be exercised at any time up to and including the lapse date of the share options.

The length of time prior to the options being able to be exercised (the vesting period) was amended in September 2003 so that generally 25% of the options can be exercised after a two-year period and the remaining 75% of options can be exercised after a three-year period. This reflects the Board’s focus on rewarding longer-term performance.

Telecom Restricted Share Schemes

In 2003 participation in the restricted share schemes is to be extended so that the majority of individuals that have previously participated in the share option scheme will in the future participate in the restricted share schemes. Restricted shares achieve the desired alignment with shareholder value without the dilutionary concerns associated with the widespread use of share options.

Restricted shares are delivered via two different mechanisms that deliver the same incentive and reward outcomes. These are the Telecom Restricted Share Scheme (“RSS”) and the Telecom Share Rights Scheme (“SRS”). The RSS is only used in New Zealand and the SRS is used in Australia and for New Zealand-based Executive officers.

Under the Restricted Share Scheme, shares in the Company are issued to Telecom Trustee Limited, a Telecom subsidiary. Participants purchase shares from Telecom Trustee Limited with funds lent to them by the Company and which are held on their behalf by Telecom Trustee Limited. After a prescribed period, a participant applies his or her entitlement to a cash bonus from the Group to the repayment of the loan, and the shares are transferred to the participant. These arrangements may be modified if specified events occur (including cessation of employment). Due to the Sarbanes-Oxley Act of 2002 prohibiting the provision of loans to Executive Officers, the Executive Officers did not participate in the plan for the financial years ended on each of 30 June 2002 and 30 June 2003.

In September 2001 Telecom introduced the Telecom Australian Executive Option Scheme now called the Telecom Share Rights Scheme, on terms similar to the Telecom Share Option Scheme. A participant in this scheme is not required to pay any monetary amount for shares on the exercise of options. However, the shares form part of participants’ “at risk” remuneration. The number of zero exercise price options granted pursuant to the Share Rights Scheme are determined by the Human Resources and Compensation Committee. Generally options granted under the Share Rights Scheme cannot be exercised for a three-year period. The options will be exercisable at the end of the restricted period only if the individual is still employed by the Telecom Group, except in special circumstances.

Item 6 Compensation

Option Holdings

As at 14 November 2003 details relating to the holdings of Options in the Company by Directors and Executive Officers were as set out in the table following:

Name	Number of Options	Exercise Price Range NZ$	Expiry Date Range

Directors

Roderick Deane	978,958	7.93-9.17	1 Feb 2004 – 18 Sept 2005

Theresa Gattung[1]	2,309,466	4.70-8.54	1 June 2004 – 1 Sep 2008

Executive Officers

Marko Bogoievski	1,335,363	Nil - 6.77	01 Sep 2006 – 19 Sep 2009

Philip King	262,825	Nil - 8.54	1 June 2004 – 19 Sep 2009

Trisha McEwan	297,337	Nil - 5.27	1 Mar 2008 – 19 Sep 2009

Simon Moutter	943,387	Nil - 8.54	13 Sep 2005 –19 Sep 2009

Mark Ratcliffe	705,056	Nil - 8.54	01 Jun 2004 – 19 Sep 2009

Jon Stretch	366,185	Nil - 5.01	19 Sep 2004 –19 Sep 2009

Mark Verbiest	431,570	Nil - 5.78	15 Nov 2006 –19 Sep 2009

[1]	This includes 500,000 options issued in November 2003 which will be deemed to have been issued on 19 September 2003, as part of Ms Gattung’s remuneration package which was approved by the Company’s shareholders at the annual meeting on 9 October 2003.

Item 6 Compensation

Share Ownership

As at 14 November 2003 Directors and Officers as a group beneficially owned shares in the Company representing approximately 0.02% of the shares outstanding. This includes 47,880 shares in respect of which Mr King disclaims beneficial ownership and 2,000 shares in respect of which Ms Reddy disclaims beneficial ownership. As at the same date each of the Executive Officers beneficially owned less than one percent of the shares. Directors beneficially owned shares in the Company as follows:

Name	No. of shares Beneficially owned
P Baines	25,841
R Deane	50,000
T Gattung	0
J King[1]	107,880
R McGeoch	20,000
L Pyne	0
P Reddy[2]	22,435
M Tyler [3]	30,000

[1]	Mr King disclaims beneficial ownership of all but 60,000 of the shares.

[2]	Ms Reddy disclaims beneficial ownership of 2,000 of the shares.

[3]	Held in the form of 3,750 American Depository shares.

Item 6 Share Ownership

Employees

The table below sets out a breakdown of the number of employees at the dates indicated:

	Years Ended 30 June
	2003	2002	2001
Sales & Service	—	—	2,444
Mobile (New Zealand Business – wireless)	478	443	459
Network	—	—	1,363
New Zealand Business – strategy[1]	5	8	—
New Zealand Business – finance[1]	76	76	—
New Zealand Business – wireline[1]	3,407	3,421	—
International[2]	197	205	—
Directories	502	500	485
Internet Services	145	159	172
Corporate	218	252	284
Other	1	20	35

Total New Zealand	5,029	5,084	5,242

AAPT	1,403	1,675	1,965
TSA[3]	27	21	—
TNZIA[4]	11	10	—
TCNZA[5]	120	132	90

Total Australia	1,561	1,838	2,055

Total Group	6,590	6,922	7,297

[1]	In February 2002 Telecom restructured to combine Sales & Service and Network under a Chief Operating Officer for the New Zealand Business.

[2]	Previously included in Network.

[3]	TSA is a separate company to provide employment to certain individuals in Australia who are managed from New Zealand.

[4]	Telecom New Zealand International Australia Limited is a separate company whose employees were previously shown as part of AAPT.

[5]	TCNZA commenced commercial operations during the year ended 30 June 2001.

Most of Telecom’s approximately 5,000 permanent employees in New Zealand are employed on individual employment agreements with no fixed term. Part-time and temporary employees and casual contractors are also used.

AAPT employees are also mainly employed on individual employment contracts. Awards of independent State and Federal employment Commissions are relevant to some of these contracts. Awards specify minimum wages and conditions of employment. They have no fixed term and are varied from time to time.

Item 6 Employees

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

As at 31 October 2003, there were 1,916,068,300 shares outstanding. At the same date there were 501 record holders in the United States holding 8.3% of the shares.

According to information publicly available to the Company via notices under the Securities Amendment Act 1988 (“Notices”) the beneficial owners of 5% or more of the shares, as at 11 November 2003, were as follows:

Owner	Number Owned	% of Class[2]
Brandes Investment Partners, LLC[1]	173,183,661	9.04
Franklin Resources Inc	130,374,253	6.80
Capital Group Companies, Inc.	116,307,417	6.07
Deutsche Australia Limited	108,173,997	5.65
Delaware International Advisors Limited	97,202,901	5.07

[1]	According to the Notice the shares are held by Brandes for individual client accounts and the shares are beneficially owned by the clients but Brandes has the authority to buy and sell the shares and to vote them.

[2]	Holdings recalculated from the Notices as a percentage of shares outstanding at 11 November 2003, being 1,916,063,886 shares.

In September 2002 Verizon Communications Inc. filed a substantial security holder notice advising that it had reduced its shareholding in the Company from 21.5% to 1%.

Brandes Investment Partners, LLC. acquired a 5.23% shareholding in the Company in January 2000 and gradually increased its holding over time to 10.10% before reducing its holding to the current level. Franklin Resources Inc. acquired a 5.0% shareholding in the Company in April 2000 and has gradually increased its holding over time to 9.24% before gradually reducing its holding to the current level.

The Capital Group Companies, Inc. acquired a 5.39% shareholding in the Company in July 1993. The Capital Group Companies, Inc shareholding has fluctuated since that time. In June 2000 its shareholding was below 5.0%.

In September 2002 The Capital Group Companies, Inc. filed a substantial security holder notice to advise that its shareholding in the Company had increased to 6.05%. In mid March 2003 its shareholding fell below 5% and then gradually increased to its current level.

Franklin Resources Inc. filed a substantial security holder notice in October 2002 advising that it had reducing it shareholding in the Company from 9.24% to 7.85%.

In September 2003 Delaware International Advisors Limited became a substantial security holder, advising that it held 5.07% of the Company’s shares.

In November 2003 Deutsche Australia Limited advised that it held 5.65% shares in the Company and had become a substantial security holder.

Major shareholders have the same voting rights as other shareholders.

Item 7 Major shareholders

Related Party Transactions

Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom’s directors are also non-executive directors of other companies, some of which include banking institutions that are involved in the provision of banking facilities to Telecom. Dr Deane is a director of Australia and New Zealand Banking Group Limited and ANZ Banking Group (New Zealand) Limited, and John King is a Director of Westpac (NZ) Investments Limited. Banking and financing transactions undertaken with these entities have been entered into on an arm’s-length commercial basis.

Russell McVeagh, of which John King was a partner until April 2002 and is now a consultant, provides legal services to Telecom from time to time on an arm’s-length commercial basis.

Rod McGeoch is Chairman of the Saatchi & Saatchi Trans-Tasman Advisory Board. Telecom is a material customer of Saatchi & Saatchi, which supplies Telecom with services on an arm’s-length commercial basis.

Telecom has in previous years used the consulting services of Tyler & Company of which Michael Tyler (a Telecom Director) is a senior partner, and Managing Director. No consulting services have been provided in the current year.

In May 2001, Telecom sold its Mobile Radio business (including Fleetlink and trunked mobile radio) to TeamTalk Limited. At the time of sale, Active Equities Limited, of which Patsy Reddy (a Telecom director) is a shareholder and Director, held approximately 62% of TeamTalk. Telecom acquired 19.9% of TeamTalk subsequent to the sale of the Mobile Radio business. At 30 June 2003 Telecom sold its shareholding to TeamTalk on an arm’s-length commercial basis.

In July 2003 the Company and Sky Network Television Limited (“Sky”) entered into a Reseller Agreement and a Retransmission and Content Acquisition Agreement (the “Agreements”). Both Agreements are for a five year term. Under the Reseller Agreement, Telecom can resell Sky’s satellite pay television service packaged together with Telecom’s own products and services. Under the Retransmission and Content Acquisition Agreement, Telecom will be able to retransmit Sky programming over Telecom’s network, again packaged together with its own products and services.

Transactions with associate companies

Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network (“Southern Cross”), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom’s equity investment has been written down to nil value in accordance with equity accounting rules as a result of dividends paid by Southern Cross in March 2001.

Telecom has acquired capacity on Southern Cross to support the operations of its international telecommunications business. As at 30 June 2003, telecommunications equipment included assets capitalised under finance leases with Southern Cross with a cost of $370 million (30 June 2002: $274 million) and accumulated depreciation of $41 million (30 June 2002: $18 million). Telecom has commitments to acquire further Southern Cross capacity of NZ$58 million due in the year ending 30 June 2004 and NZ$24 million due in the year ending 30 June 2005.

Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited (the “Southern Cross companies”) restructured their senior debt facility on 30 April 2003 to better align debt repayments with anticipated future cash flows, extend maturity and provide additional financial flexibility. As part of this restructured facility Telecom has provided contingent credit support for up to US$106 million of Tranche C in favour of the senior bank syndicate. The contingent credit support exposure will reduce as further market sales are made and applied towards the repayment of the senior debt.

Item 7 Related Party Transactions

Telecom provides network operations and management services to the Southern Cross companies in respect of their operations in New Zealand. Telecom has also derived revenue from the Southern Cross companies for the construction of network facilities in New Zealand. Telecom also makes operations and maintenance payments to the Southern Cross companies in connection with capacity it has purchased on Southern Cross. Telecom also provides internet and communications services to its other associates AOL|7 Pty Limited and Aurora Energy AAPT Pty Limited. Revenues, expenses and amounts receivable and payable resulting from transactions with associate companies are disclosed in Note 22.

Item 7 Related Party Transactions

Item 8.	Financial Information

Consolidated Financial Statements

See Item 18.

Legal Proceedings

In June 1999, first representative plaintiff Jeffrey Willis Simpson and other representative and individual plaintiffs issued proceedings against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts relating primarily to various forms of occupational overuse injury. In June 2003 the Privy Council denied a petition from the plaintiffs, which has effectively barred the plaintiffs from seeking damages from Telecom for their alleged injuries. The remaining causes of action available to the plaintiffs are not considered to be material and are not fully quantified.

In April 2000, CallPlus Limited, Attica Communications Limited and Free Internet Access Limited issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom’s 0867 service. The plaintiffs seek injunctive relief and damages. The proceedings are not expected to reach trial before 2004.

In July 2000, the Commerce Commission (the “Commission”) issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. The proceedings are not expected to reach trial before 2004.

In November 2003, the Commission issued proceedings against Telecom Mobile Limited (“TML”), alleging that TML had breached the Fair Trading Act 1986 and the Door to Door Sales Act 1967. The Commission alleges that by not providing a right of cancellation, TML misled customers who thereby entered 14,196 agreements with TML. The Commission seeks a Declaration that the agreements are void and that therefore customers may claim back any monies paid to TML under the agreements and an Order that would require Telecom to communicate this to affected customers, together with costs. The proceedings are expected to reach trial during 2004.

Telecom is involved in a dispute with Electronic Data Systems in relation to the IT Services Agreement between the parties, signed in 1999. The dispute resolution process under the Agreement has been initiated and the parties are currently undertaking good faith discussions as required by that process. Failing settlement as a result of these discussions, the dispute is likely to reach mediation and/or arbitration by early to mid 2004. Court proceedings by either party are not currently envisaged, but are nevertheless a possibility.

Legal proceedings have been initiated in the High Court in relation to a dispute with the New Zealand Inland Revenue Department (“IRD”). The dispute relates to a financing transaction which commenced in 1992. Although papers have been filed by the parties in the Court, the IRD’s Adjudication Unit is still involved in an internal review process, the outcome of which will be a recommendation as to whether the case should be pursued. The Adjudication Unit is due to report back by 31 March 2004. Telecom is of the view that it has adequate financial provision in respect of this issue.

The Australian resident companies of Telecom have been or are involved in various legal proceedings, none of which have had or may have significant effects on the financial position or profitability of such companies.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

Item 8 Dividend Policy

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the above proceedings which are within New Zealand’s legal jurisdiction have been commenced in the High Court of New Zealand unless otherwise stated.

Dividend Policy

Telecom’s dividend policy is to target a dividend pay-out ratio of around 50% of net earnings. This policy is dependent on earnings, cash flow, and other investment opportunities that might arise in the future.

Given the strength of recent cash flows and debt repayment, Telecom’s future dividend policy has become the subject of discussion and comment by industry analysts and the media.

Given the inherent uncertainty of operating in the current climate, the Directors of Telecom are adopting a conservative stance on this matter. The Company intends to increase dividends over time, most likely through a change in the dividend pay-out ratio. This is dependent on the Company being comfortable it can maintain its ‘A’ credit rating and meet its credit targets. The timing and quantum of any increase in dividend-pay-out ratio will, however, be subject to a number of other factors including the industry outlook, capital and operating plans.

As a matter of practice, Telecom looks to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for the full year.

Telecom intends to continue paying fully-imputed dividends. Dependent on the level of imputation credits attached to dividends, the Company will pay supplementary dividends to non-resident portfolio shareholders. Supplementary dividends offset the effect of non-resident withholding tax. Telecom receives from the IRD a tax credit equivalent to supplementary dividends and there is, accordingly, no disadvantage to New Zealand resident shareholders. Some non-resident shareholders whose dividend income is taxable can claim a tax credit for the non-resident withholding tax which has been deducted.

Item 8 Dividend Policy

Item 9.	Listing

The following tables set forth, for the periods indicated, the highest and lowest closing sale prices for the Ordinary shares as derived from the Daily Official List of the New Zealand Exchange, and the highest and lowest sale prices of the ADSs quoted on the New York Stock Exchange:

(a) Annual High and Low market prices for the last five financial years:

	$NZ per share		$US per ADS
Period	High	Low	High	Low
1 April 1999 - 30 June 1999	9.60	7.80	41.88	33.50
1 July 1999 - 30 June 2000	9.81	7.23	38.94	27.19
1 July 2000 - 30 June 2001	7.85	4.50	28.69	15.88
1 July 2001 – 30 June 2002	5.58	4.21	20.68	13.65
1 July 2002 – 30 June 2003	5.30	4.13	24.62	17.31

Quarterly high and low market prices for the last two financial years and the period ended 30 September 2003:

	$NZ per share		$US per ADS
Period	High	Low	High	Low
1 July 2001 – 30 September 2001	5.52	4.35	18.35	13.90
1 October 2001 - 31 December 2001	5.15	4.21	17.30	13.65
1 January 2002 – 31 March 2002	5.58	4.75	18.53	16.53
1 April 2002 – 30 June 2002	5.31	4.78	20.68	17.04
1 July 2002 – 30 September 2002	5.23	4.63	20.30	17.31
1 October 2002 – 31 December 2002	5.22	4.38	20.55	18.17
1 January 2003 – 31 March 2003	4.74	4.13	20.41	18.26
1 April 2003 – 30 June 2003	5.30	4.50	24.62	19.90
1 July 2003 - 30 September 2003	5.30	4.89	25.09	22.53

Monthly high and low market prices for the last six months:

	$NZ per share		$US per ADS
Period	High	Low	High	Low
1 May 2003 – 30 May 2003	5.30	4.64	24.35	21.02
1 June 2003 – 30 June 2003	5.24	5.05	24.36	23.33
1 July 2003 – 31 July 2003	5.22	4.95	25.09	23.16
1 August 2003 – 31 August 2003	5.30	4.89	24.85	22.53
1 September 2003 – 30 September 2003	5.24	4.93	24.84	22.80
1 October 2003 – 31 October 2003	5.12	4.85	24.74	23.78

Item 9 Listing

Markets

Telecom has a dual listing of its shares on the New Zealand Exchange and on the Australian Stock Exchange. In 2002 Telecom converted its listing on the Australian Stock Exchange from a “foreign exempt listing” to a full listing. Telecom is now required to comply with the full listing rules of both the New Zealand and Australian Stock Exchanges.

American Depositary Shares (“ADSs”), each representing 8 shares evidenced by American Depositary Receipts (“ADRs”), have been issued by Citibank, N.A. as Depositary, and are listed on the New York Stock Exchange.

The Bank of New York accepted appointment as depositary on 1 January 2003 and replaced the previous depositary, Citibank N. A.

Item 9 Listing

Item 10.	Additional Information

Memorandum and Articles of Association/Constitution

Objects

Telecom is registered with the New Zealand Companies Office under the registration number WN 328287. Telecom’s Constitution does not restrict Telecom’s capacity, rights, powers or privileges nor does it contain objects or purposes.

Directors

Interested directors’ voting powers

Telecom’s Constitution prohibits a director who is interested in a transaction entered into, or to be entered into, by Telecom from voting on a matter relating to that transaction and from being included in the quorum for the directors’ meeting at which a matter relating to the transaction arises. There is an exception to this rule where the matter is one for which directors are required to sign a certificate under an express provision of the Companies Act 1993 (the “Companies Act”), or which relates to the grant of an indemnity in favour of a director or employee under section 162 of the Companies Act.

However, an interested director may attend a meeting at which the matter he or she is interested in arises, sign a document relating to the transaction on behalf of Telecom or do anything else as a director in relation to the transaction as if he or she was not interested in the transaction.

As soon as a director becomes aware that he or she is interested in a transaction, that director must enter in the interests register, and disclose to the Board, the nature and monetary value (or, if the monetary value cannot be quantified, the extent) of his or her interest. These disclosure obligations do not apply to transactions between Telecom and the director which are entered into in the ordinary course of Telecom’s business and on usual terms and conditions.

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

Any failure by a director to disclose his or her interests in a transaction does not affect the validity of a transaction entered into by Telecom or the director (although the avoidance rules in the Companies Act would apply).

Item 10 Constitution

Remuneration

The Board may not authorise payment of remuneration by Telecom to a director in his capacity as a director without shareholder approval (by ordinary resolution).

The Constitution allows the Board to authorise, without shareholder approval:

(a)	remuneration of managing directors in their capacity as executives;

(b)	payments to directors of reasonable travelling, accommodation and other expenses incurred in relation to Telecom’s management;

(c)	subject to any applicable restrictions in the New Zealand Exchange’s Listing Rules, any remuneration for work not in the capacity of a director and special payments to directors undertaking additional work not expected of the other directors (normal board procedures apply in these situations that is, an interested director cannot vote as described above), provided the Board is satisfied that such remuneration is fair to Telecom.

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

The sums to be paid to the directors for their services as directors (other than for services as the managing director) must be approved by shareholders by ordinary resolution. That approval applies from that determination and to all subsequent years until the shareholders in a meeting by ordinary resolution alter that approval.

Any such authorisation of directors’ remuneration must express the remuneration as: a monetary sum per annum payable to all directors taken together. The total remuneration must be divided in such proportions and in such manner as the Board may determine. If there is no determination the remuneration must be divided equally.

The notice of meeting at which shareholders are to consider such an authorisation of directors’ remuneration must include the maximum amount that may be paid to the directors as a whole, the amount of the increase, and a voting exclusion statement referring to the directors and their associates/associated persons who are unable to vote on the resolution, or whose votes must be disregarded, pursuant to the Listing Rules of the New Zealand Exchange and the Australian Stock Exchange.

If a non-executive director is paid, he or she must be paid a fixed sum.

In no instance will remuneration paid by Telecom to a director whether in his or her capacity as a director or an executive, include a commission on, or percentage of, operating revenue.

Upon shareholder authorisation of a director’s remuneration, the Board must ensure that the details of the remuneration are entered into the interests register, that the directors certify that the remuneration is fair to Telecom, and that they state the grounds for that opinion.

Telecom may, with the prior approval of the Board, indemnify a director or an employee of Telecom or a related company:

(a)	for the costs incurred by him or her in any proceeding that relates to liability for any act or omission by him or her in such capacity and in which judgment is given in his or her favour, or which he or she is acquitted, or which is discontinued; and

Item 10 Constitution

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

Borrowing

The Directors have all the powers necessary for managing Telecom’s business and affairs, including the power to borrow. There are no restrictions in the Constitution specifically limiting the power to borrow. However there is a requirement for shareholder approval of all major transactions and material transactions with related parties.

Retirement under the age limit

A director who attains the age of 70 years is required by the Constitution to retire from office as a director at the first annual meeting of shareholders which occurs after his or her attainment of that age.

The provisions in the Constitution detailing retirement requirements under the age of 70 are set out below under “Voting Rights”.

Number of shares required to be a Director

There is no requirement in the Constitution for directors to hold Telecom shares. However, as part of the Board Charter, Telecom has an internal policy that non-executive directors or interests associated with such directors should hold a minimum of 20,000 ordinary Telecom shares (or equivalent ADRs). Currently, all non-executive directors comply with this policy, other than Mr Pyne.

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

Item 10 Constitution

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

In addition, the Board can authorise and pay a supplementary dividend to be paid to non-resident shareholders who qualify for such a dividend in terms of the Income Tax Act 1994 (New Zealand) (“Income Tax Act”). Supplementary dividends should be authorised and paid at the same time as ordinary dividends. The amount of the supplementary dividend will be determined in accordance with the applicable provisions of the Income Tax Act.

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

Distributions to ADR holders

Telecom has established an ADR facility to provide for the deposit of shares (“Deposited Securities”) and the creation of ADSs representing the Deposited Securities and for the execution and delivery of ADRs evidencing such ADSs. Telecom and The Bank of New York (as depositary (“Depositary”)) are parties to the Fourth Amended and Restated Deposit Agreement dated as of 17 April 2003 (“Deposit Agreement”) in relation to such facility.

Whenever the Depositary or the Custodian receives any cash dividend or other cash distribution on any Deposited Securities, or receives proceeds from the sale of securities or property or rights under the terms of the Deposit Agreement, the Depositary will, subject to section 4.5 of the Deposit Agreement (if at the time of receipt thereof any amounts received in a foreign currency can in the reasonable judgment of the Depositary be converted on a reasonable basis into US dollars and the resulting dollars transferred to the United States), convert such cash dividend, distribution or proceeds into US dollars and will distribute the amount received (net of (a) the applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes withheld) to ADR holders in proportion to the number of ADSs held as at the relevant record date.

The Depositary shall distribute or cause to be distributed only such amount as can be distributed without attributing to any ADR holders a fraction of one cent. Any such fractional amounts shall be rounded to the nearest whole cent and so distributed to ADR holders.

Whenever the Depositary receives any distribution other than cash, shares or rights, the Depositary will distribute such securities or property (net of the Depositary’s fees and expenses or any taxes or other governmental charges) to ADR holders in proportion to the number of ADSs held by them respectively. If, in the Depositary’s opinion, such distribution cannot be made proportionately as above, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for effecting such distribution (including the public or private sale of the securities), and the Depositary shall distribute the proceeds of any such sale (net of Depositary’s fees and expenses) to ADR holders entitled thereto as in the case of a distribution received in cash.

Item 10 Constitution

If any distribution is in the form of a dividend in, or free distribution of, shares, the Depositary may, with Telecom’s approval and at Telecom’s request, distribute to ADR holders, in proportion to the number of ADRs held by them respectively, additional ADRs representing the amount of such shares. Any such distribution is subject to the terms of the Deposit Agreement as to the deposit and issuance of ADSs, including the withholding of any tax or other governmental charge and the payment of fees to the Depositary. In lieu of issuing ADRs for fractional ADSs, the Depositary shall sell the amount of shares represented by the aggregate of such fractions and distribute the net proceeds as in the case of a distribution received in cash. If ADRs are not so distributed, each ADS will represent the additional shares distributed.

If Telecom offers ADR holders any rights to subscribe for additional shares (or any other rights) the Depositary shall have discretion as to the procedure for making such rights available to, or disposing of such rights on behalf of, ADR holders and making the net proceeds available to them. If the Depositary does not pursue the former options, then the Depositary shall allow such rights to lapse. Provided that, at the time of offering any rights, the Depositary determines that it is lawful and feasible to make such rights available to all ADR holders or to certain ADR holders but not others, the Depositary may, if instructed by Telecom, distribute to any ADR holder to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by such ADR holder, warrants or other instruments therefore in such form as it deems appropriate. If the Depositary determines that it is not lawful or feasible to make such rights available to certain ADR holders, it will use its reasonable efforts to sell the rights, warrants or other instruments in proportion to the number of ADSs held by such ADR holders, and allocate the net proceeds of such sales (net of the Depositary’s fees and all taxes and governmental charges) for the account of such ADR holders, upon an averaged or other practical basis without regard to any distinction between such ADR holders.

If an ADR holder requests the distribution of warrants or other instruments in order to exercise the rights allocable to ADSs under the Deposit Agreement, the Depositary will, upon written notice from Telecom that it permits such rights to be exercised and such ADR holder has executed such documents as are reasonably required under law by Telecom, make such rights available to such ADR holder. The Depositary shall, upon payment to the Depositary of the purchase price of the shares and fees and expenses of the Depositary and any other charges set out in the warrants or instruments, purchase the shares if instructed to do so by the ADR holder. Telecom will deliver the shares to the Depositary on behalf of the ADR holder. The Depositary, as agent for the ADR holder, will deposit the shares and deliver ADRs to such ADR holder pursuant to sections 2.2 and 2.3 of the Deposit Agreement.

The Depositary will not offer rights to ADR holders until a registration statement (if required) under the Securities Act is in effect, or unless otherwise exempt from registration under the Act.

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

If Telecom or the Depositary, is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to holders of ADSs representing those Deposited Securities shall be reduced accordingly.

Item 10 Constitution

The Depositary may withhold the distribution of any dividend or sale or distribution of rights or the proceeds thereof or the delivery of deposited securities until various proofs or information is filed or various certifications are executed, or various representations are made, or other documentation or information is provided, to the satisfaction of the Depositary.

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

A shareholder is not entitled to vote at any meeting of shareholders other than a meeting of an interest group, unless all sums due to Telecom by that shareholder in respect of any share registered in that shareholder’s name have been paid.

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

Item 10 Constitution

A shareholder may exercise the right to vote in person or by proxy or (if the person is a body corporate) by representative.

Voting Rights on Director Appointments

A director must not hold office without re-election past the third annual meeting following the director’s appointment, or three years, whichever is longer. Every year, at the annual meeting, one third of the directors (or if one third of the directors is not a whole number, then the number nearest one third) must retire from office. The managing director appointed by the Board is exempted from the requirement to retire but he or she and all directors, other than those appointed by the Board to fill a casual vacancy and who must retire at the annual meeting (but are eligible for re-election), must be included in the number of directors upon which the one third calculation is based.

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

(b)	if he or she is not re-elected, until the shareholders’ meeting at which he or she retires (or any adjournment of that meeting) elects someone in his or her place; or

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

Item 10 Constitution

When are resolutions required?

Other matters which shareholders are required to vote on include:

(a)	major transactions;

(b)	material transactions where a related party is or is likely to become a direct or indirect party;

(c)	certain share issues, including issues of shares to related parties;

(d)	issues of securities to directors under Telecom’s employee incentive schemes;

(e)	certain issues of options and certain changes to option terms;

(f)	certain reorganisations of convertible securities;

(g)	cancellation of forfeited shares;

(h)	certain asset acquisitions or dispositions which would change the essential nature of the business of Telecom or the gross value of which would exceed the lesser of 50% of average market capitalisation or gross value of Telecom’s assets;

(i)	acquisition of a substantial asset (being an asset whose value is 5% or more of the equity interests of Telecom) from, or disposal of a substantial asset to, a related party, a subsidiary, a substantial shareholder holding at least 10% of the total votes attached to voting securities, an associate of any of those persons or a person whose relationship to the entity is such that, in the Australian Stock Exchange’s opinion, the transaction should be approved by security holders;

(j)	where the total value of termination benefits that are payable or may become payable to all officers of Telecom together exceeds 5% of equity interests in Telecom; and

(k)	significant changes to the nature and scale of Telecom’s activities, including the disposal of Telecom’s main undertaking.

Limitations on voting

Under the New Zealand Exchange’s Listing Rules, a shareholder, and any associated person of that shareholder (determined in accordance with those Listing Rules), are prohibited from voting in favour of resolutions where:

(a)	the shareholder is a director and the resolution is to authorise remuneration to be paid to the director in his or her capacity as a director;

(b)	the shareholder is a director or former director and the resolution is to authorise a payment to the director or former director, or his or her dependants, by way of a lump sum or pension, upon or in connection with the retirement or cessation of office of that director;

(c)	the resolution is to authorise an issue of securities to the shareholder, other than where such securities are to be offered on the same basis to all security holders of the same class as the securities held by that shareholder;

(d)	the shareholder is a director and the resolution is to authorise an issue of securities other than on the same basis to all security holders of the same class as the securities held by the shareholder, where the resolution does not specify the persons to whom it is proposed to issue the securities;

(e)	the resolution is to approve a non pro rata rights issue of equity securities which is not renounceable and the shareholder is a director or other associated person of Telecom;

Item 10 Constitution

(f)	the resolution is to ratify an issue of securities and the shareholder is a person who has been issued, or has acquired, the securities;

(g)	the resolution is to authorise the shareholder (as a director or associated person of the director) to participate in an employee share scheme;

(h)	the resolution is to authorise an issue, acquisition or redemption of securities where there is a significant likelihood that it will result in any person or group of associated persons materially increasing their ability to exercise, or direct the exercise of effective control of Telecom, the shareholder is a person whose effective control would be materially increased and the shareholder is entitled to exercise or direct the exercise of, 1% or more of the total voting rights in Telecom;

(i)	the resolution is to authorise the cancellation, reduction or deferral of an obligation to pay any amount which is unpaid on any equity securities which does not benefit all equity security holders on the same basis, and the shareholder will benefit from a reduction, deferral or cancellation; or

(j)	the transaction is a material transaction with a related party in terms of the New Zealand Exchange’s Listing Rules and the shareholder is a party or beneficiary to the relevant transactions.

Disqualified persons can act as proxies for non-disqualified persons in the following circumstances:

(a)	the disqualified person casts a vote as a proxy in accordance with the directions on the proxy form; or

(b)	where the disqualified person is chairing the meeting, the disqualified person casts a vote as a proxy in accordance with the direction on the proxy form to vote as the proxy decides, provided the Chairman is not also disqualified.

Under the Australian Stock Exchange’s Listing Rules, a shareholder’s vote on a resolution required to be put to shareholders pursuant to the Australian Stock Exchange’s Listing Rules is to be disregarded, in respect of any resolutions referred to in those Listing Rules if:

(a)	the resolution is to approve the issue of an option which confers the right to participate in a new issue without exercising the option, and the shareholder may participate in the issue;

(b)	the resolution is to approve the issue of an option which confers a right to a change in its exercise price or a change to the number of underlying securities over which it can be exercised, and the shareholder may participate in the issue;

(c)	the resolution is to approve the cancellation of an option for consideration, and the shareholder holds an option that is the subject of the approval;

(d)	the resolution is to approve a non-prohibited change to option terms, and the shareholder holds an option that is the subject of the approval;

(e)	the resolution is to approve the issue of equity securities exceeding 15% in number of Telecom’s shares (adjusted in accordance with Australian Stock Exchange Listing Rule 7.1 (“the 15% rule”)) and the shareholder may participate in the proposed issue or obtain a benefit, if the resolution is passed (except a benefit solely in the capacity of a holder of shares);

(f)	the shareholder is a director, the resolution is to approve the issue of securities under an employee share incentive scheme as an exception to the 15% rule, and the shareholder is eligible to participate in any employee share incentive scheme in relation to Telecom;

Item 10 Constitution

(g)	the resolution is to approve subsequently an issue of securities so it is excluded from the calculations for the purpose of the 15% rule, and the shareholder participated in the issue;

(h)	the resolution is to approve the cancellation of forfeited shares, or to approve the release or waiver of liability for an amount called but unpaid in respect of forfeited shares which have been cancelled, and it is the shareholder’s shares which are to be cancelled, or their liability released or waived;

(i)	the resolution is to approve the acquisition of a substantial asset from, or the disposition of a substantial asset to, a related party, subsidiary, certain substantial shareholders, an associate of any of these persons, or a person whose relationship to Telecom or any of these persons is such that, in the Australian Stock Exchange’s opinion, the transaction should be approved by Telecom shareholders, and the shareholder is a party to the transaction;

(j)	the resolution is to approve the issue of an option as consideration for an acquisition or disposition of a substantial asset (in the circumstances described in paragraph (i) above), and the shareholder is a party to the transaction;

(k)	the resolution is to approve the exercise of an option as consideration for an acquisition or disposition of an asset (in the circumstances described in paragraph (i) above) and at the time of exercise (but not at the time of issue) the issue price and exercise price together exceed 5% of equity interests (unless approval was obtained under paragraph (j) above), and the shareholder is a party to the transaction;

(l)	the resolution is to approve the transaction where Telecom has been required by the Australian Stock Exchange to take corrective action in respect of a transaction involving the acquisition or disposition of a substantial asset (in the circumstances described in paragraph (j)above), and the shareholder is a party to the transaction;

(m)	the resolution is to approve the issue of equity securities to a related party of Telecom, or to a person whose relationship with Telecom or a related party is, in the Australian Stock Exchange’s opinion, such that approval should be obtained, and the shareholder will receive securities under the issue;

(n)	the resolution is to approve the acquisition of securities under an employee incentive scheme by a director, an associate of a director, or a person whose relationship with a director or an associate of a director is such that, in the Australian Stock Exchange’s opinion, approval should be obtained, and the shareholder is a director who is eligible to participate in any employee share incentive scheme in relation to Telecom, an associate of the director, or is the person whose relationship the Australian Stock Exchange considers requires the approval;

(o)	the resolution is to approve an increase in the total amount of directors’ fees (other than the salary of an executive director) payable by Telecom or any of its subsidiaries or other “child entities” (as defined in the Australian Stock Exchange’s Listing Rules), and the shareholder is a director;

(p)	the resolution is to approve termination benefits for officers of Telecom or any of its subsidiaries or other “child entities” where the total value of the benefits that are or may become payable to all officers exceeds 5% of Telecom’s equity interests as set out in the latest accounts, and the shareholder is entitled to participate in a termination benefit;

(q)	the resolution is to approve a significant change to the nature or scale of Telecom’s activities, and the shareholder is a person who might obtain a benefit from that change (except a benefit solely in the capacity of a holder of ordinary securities) if the resolution is passed;

Item 10 Constitution

(r)	the resolution is to approve the disposal of Telecom’s main undertaking, and the shareholder is a person who might obtain a benefit from that change (except a benefit solely in the capacity of a holder of ordinary securities) if the resolution is passed; and

(s)	the resolution is to approve the disposal of a major asset of Telecom, where Telecom is aware at the time of the disposal that the person acquiring the asset intends to issue or offer securities with a view to becoming listed, without the asset first being offered pro rata to Telecom shareholders, and the shareholder is a party to the transaction to acquire the asset.

In addition, a shareholder’s votes are to be disregarded if they are an associate (as defined) of any such shareholder whose votes are to be disregarded in accordance with paragraphs (a) to (s) or they are a person, in the Australian Stock Exchange’s opinion, whose votes should be disregarded.

Disqualified persons can act as proxies for non-qualified persons in the following circumstances:

(a)	the disqualified person casts a vote as proxy in accordance with the directions on the proxy form; or

(b)	where the disqualified person is chairing the meeting, the disqualified person casts a vote as proxy in accordance with a direction on the proxy form to vote as the proxy decides, provided (i) the Chairman is not also disqualified under the New Zealand Exchange’s Listing Rules, and (ii) if the proxy form specifies that the Chairman of the meeting is appointed as proxy where the shareholder does not choose another person, the shareholder provides the acknowledgement required by the Australian Stock Exchange Listing Rules.

Disenfranchisement

The Constitution gives the Board the discretion to prohibit the holder of any shares deemed “affected” by the Board (due to a breach of the limitations on shareholdings), from exercising the right to vote in respect of such affected shares at any Telecom shareholders’ or class meeting. The votes attached to such affected shares may be exercised by the chairperson of any such meeting. The shareholder may still attend and speak at the meeting.

See “Limitation on Shareholdings” below for more information in relation to affected shares and “Alteration of Rights” below for information in relation to other circumstances in which a holder of shares may be disenfranchised.

ADRs Voting Rights

Upon receipt of a notice of any meeting of Shareholders, the Depositary will, as soon as practicable thereafter, mail to holders of ADRs a notice, the form of which shall be prepared by the Depositary and approved by Telecom, and shall fix a record date for the determination of the ADR holders entitled to give instructions for the exercise of voting rights at any such meeting.

The holders of ADRs at the close of business on such record date set by the Depositary in such notice are entitled under the Deposit Agreement, subject to sections 4.1 through 4.5 and any other terms of the Deposit Agreement, to instruct the Depositary as to the exercise of the voting rights pertaining to the shares represented by the ADR holder’s ADSs. The Depositary has agreed that it will endeavour, insofar as practicable, to vote the shares so represented in accordance with such instructions. The Depositary has agreed not to vote the shares so represented unless it has received instructions from the relevant ADR holder. The Depositary may only vote shares in the event of a poll.

Item 10 Constitution

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

See “Limitations on Shareholdings” below in relation to the circumstances where ADR holders could be disenfranchised. Also see “Alteration of Rights” below in relation to other circumstances in which a holder may be disenfranchised.

Share in Telecom’s profits

The Constitution does not provide shareholders with any additional rights to share in Telecom’s profits other than the right to dividends as described above (see “Dividend Rights”) and the right to share in the distribution of Telecom’s surplus assets as described below (see “Share in surplus on liquidation”).

Share in surplus on liquidation

In a distribution of capital in a liquidation, the Constitution gives all shareholders the right to an equal share in the distribution of Telecom’s surplus assets. The Kiwi Shareholder has the right to have its share capital repaid before any other shareholder. The Kiwi Shareholder has no other rights to participate in the distribution of Telecom’s capital or profits.

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

If Telecom redeems equity securities, it must do so for a consideration that is specified, or calculated by reference to a formula, or required to be fixed by a suitably qualified person who is not associated with or interested in Telecom in accordance with the Companies Act 1993.

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

However, the Constitution also restricts Telecom’s ability to redeem equity securities, limiting it to circumstances where:

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

Item 10 Constitution

(c)	the redemption applies to all shareholders of the same class and is effected in a manner that leaves unaffected relative voting and distribution rights;

(d)	those equity securities are debt securities which may be converted into Telecom shares, and, before that conversion, they are redeemed in cash;

(e)	the redemption of those equity securities is approved by separate resolutions (passed by a simple majority of votes) of members of each separate group of each class of Telecom’s quoted equity securities whose rights or entitlements are materially affected in a similar way by the redemption. Any such redemption must be completed within six months after the passing of the relevant resolution; or

(f)	the redemption is from a holder who holds less than a minimum holding in terms of the New Zealand Exchange’s Listing Rules.

Sinking fund provisions

Not applicable.

Further Capital Calls

The Constitution empowers the Board to make calls on any holder of securities only for any money that is unpaid on that holder’s securities and not otherwise payable at a specified time or times under the Constitution, the terms of issue of those securities, or any contract for the issue of those securities. An obligation to pay unpaid amounts of the issue price of any securities cannot be cancelled, reduced or deferred except by an ordinary resolution.

The Constitution does not impose a liability on shareholders for any further capital calls by Telecom. In particular, no money is payable for calls or otherwise on shares which were fully paid at the time the Constitution was adopted or on the Kiwi Share.

Discrimination due to holding a substantial number of shares

The Constitution does not specifically discriminate against shareholders with substantial numbers of shares although there are restrictions on acquiring shares as set out in “Limitations on Shareholdings” and “Mergers and Acquisitions” below, and disclosure obligations set out in “Disclosure of Shareholder Ownership” below.

Alteration of Rights

Under the Constitution, Telecom cannot take any action that affects the rights attached to equity securities unless that action has been approved by a special resolution of each interest group.

An “interest group” is defined in the Constitution as a group of equity security holders whose affected rights are identical, and whose rights would be affected by the action in the same way. Interest groups can comprise holders of different classes of securities. One or more interest groups may exist in relation to any action or proposal, and it is possible that holders of equity securities in the same class may fall into two or more interest groups.

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

Item 10 Constitution

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

The rights and limitations attached to the Kiwi Share cannot be altered without the consent in writing of the Kiwi Shareholder.

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

The Australian Stock Exchange Listing Rules state that Telecom must not remove or change a shareholder’s right to vote (or receive a dividend) except where:

(a)	calls due and payable have not been paid;

(b)	in the case of voting rights, the instrument appointing a proxy in respect of those shares has not been deposited in accordance with Telecom’s Constitution;

(c)	in the case of voting rights, the person became the holder of those shares after the time determined under the Corporations Regulations (Australia) as the “specified time” for deciding who held shares for the purpose of the meeting;

(d)	the right is removed or changed under Australian legislation, or under a provision of Telecom’s Constitution which has been included to comply with Australian legislation;

(e)	the right is moved or changed under a provision of Telecom’s Constitution that is permitted by the Listing Rules or has been approved by the Australian Stock Exchange; or

(f)	the right is removed or changed under a court order.

Alteration of rights of ADR Holders

The ADRs and the provisions of the Deposit Agreement may from time to time be amended or supplemented by agreement between Telecom and the Depositary in any respect which they deem necessary or desirable. Any amendment or supplement which shall impose or increase any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery and other such expenses), or which shall otherwise prejudice any substantial existing right of ADR holders, shall not, however, become effective as to outstanding ADRs until expiration of 30 days after notice of such amendment or supplement shall have been given to the holders of outstanding ADRs. Every ADR holder at the time an amendment or supplement so becomes effective shall be deemed,

Item 10 Constitution

by continuing to hold ADSs, to consent and agree to such amendment or supplement and to be bound by the Deposit Agreement as amended and supplemented. In no event shall any amendment or supplement impair the right of an ADR holder to surrender its ADRs and receive the Deposited Securities represented by them, except in order to comply with mandatory provisions of applicable law. Amendments required to comply with new laws, rules or regulations or Telecom’s Constitution as amended may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance with such laws, rules or regulations.

Calling Shareholder Meetings

The Constitution requires the Board to call an annual meeting of shareholders at least once in every calendar year (and not later than 15 months after the previous annual meeting or 6 months after Telecom’s balance date), and they may call a special meeting at any time. If shareholders holding shares carrying not less than 5% of voting rights entitled to be exercised on an issue request a special meeting in writing, the Board must call a special meeting of shareholders.

The Constitution requires that written notice of the time and place of a meeting of shareholders be sent to every shareholder entitled to receive notice of the meeting (and every director and auditor of Telecom) not less than 10 working days before the meeting. Notice can be delivered, posted, faxed or sent electronically. If the shareholder is an overseas company, the Constitution provides that the notice can be delivered or sent to a director who is resident in New Zealand, a New Zealand resident authorised to accept delivery or an employee at the shareholder’s principal place of business in New Zealand.

If a shareholder does not live in New Zealand and has not given Telecom a New Zealand address to send notices to, notices will be posted to the holder at an overseas address (if known). If a notice is sent by post to an overseas address, it is deemed to have been received 24 hours after being posted.

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

Item 10 Constitution

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

Notice of Meeting for ADRs

Upon receipt of notice of any meeting of holders of shares, the Depositary will fix a record date for voting and as soon as practicable after receipt of a notice of meeting, mail to holders of ADRs notice, the form of which shall be prepared by the Depositary and approved by Telecom and which shall contain:

(a)	such information as is contained in the notice of meeting;

(b)	a statement that on close of business on the record date, subject to any applicable law and Telecom’s Constitution, the holder of the ADRs is entitled to instruct the Depositary as to the exercise of such voting rights pertaining to the shares represented by the ADRs and to demand a poll and a brief statement as to the manner in which instructions may be given; and

(c)	a statement that if a poll is called and no instructions as to voting are received by the Depositary then the Depositary will not vote.

Limitations on Shareholdings

The Constitution provides that:

(a)	no person may have a relevant interest in 10% or more of Telecom’s voting shares without the prior written approvals of the Board and the holder of the Kiwi Share; and

Item 10 Constitution

(b)	no person who is not a New Zealand national (as defined in the Constitution) may have a relevant interest in more than 49.9% of Telecom’s voting shares without, and except in accordance with, the prior written approval of the holder of the Kiwi Share.

The term “relevant interest”, is broadly defined to include beneficial ownership, the power to vote or control the vote of voting shares, the power to acquire or dispose of or control the acquisition or disposition of voting shares, and an interest pursuant to any agreement or arrangement under which any of the foregoing rights arise, whether express, implied, direct, indirect, actual, contingent, present, future, shared with others, legally enforceable or not, which is held directly or by a related body corporate. The term excludes certain limited interests arising from particular financial, custodial, trading and similar relationships.

If the Board (or the holder of the Kiwi Share after consultation with the Board) determines that there are reasonable grounds for believing that a person has a relevant interest in voting shares in excess of the above limitations, the Board (or the holder of the Kiwi Share if the Board fails to act in a manner that remedies the basis of the determination) may, after following certain procedures, prohibit the exercise of voting rights (in which case voting rights vest in the chairperson) and may force the sale of shares. The Board may also decline to register a transfer of shares (other than a CHESS transfer) if it reasonably believes that the transfer would breach the above restrictions. Brandes Investment Partners, Inc., Franklin Resources Inc. and the Depositary have each received consents from the New Zealand Minister of Finance (as the holder of the Kiwi Share) and from the Board to acquire and hold the relevant interests in the shares they hold. Each holder of ADRs is also subject to the provisions of the Constitution restricting ownership of shares. The Board and/or the holder of the Kiwi Share may enforce these provisions of the Constitution against the Depositary or the Custodian as holders of shares.

The Constitution also requires a shareholder resolution before Telecom can issue, acquire, or redeem securities where:

(a)	there is a significant likelihood that the issue, acquisition, or redemption will result in any person or group of associated persons materially increasing their ability to exercise or direct the exercise of effective control of Telecom; and

(b)	that person or group of associated persons is entitled before the issue, acquisition, or redemption to exercise or direct the exercise of, not less than 1% of the total votes attaching to Telecom’s securities.

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

An overseas person in this context is a company or body corporate incorporated outside New Zealand, subsidiaries of an overseas person (as defined by the Overseas Investment Regulations), any company or building society the shares or voting power of which is held 25% or more by an overseas person or persons, a person who is not a New Zealand citizen

Item 10 Constitution

and not ordinarily resident in New Zealand (as defined in the Overseas Investment Regulations) and any nominee of any overseas person. “Nominee” has an extended definition under the Overseas Investment Regulations.

Under the U.S. Williams Act, persons who beneficially own more than 5% of a class of equity security registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), must provide certain information to the issuer, the U.S. Securities Exchange Commission (the “SEC”) and the U.S. exchange on which the security is traded, within 10 days after such person acquires the securities that trigger that filing requirement. Under the Williams Act, it is unlawful for any person to make a tender offer for a security registered under the Exchange Act if success in that offer would result in beneficial ownership of more than 5% of the class, unless certain filings are made with the SEC.

Consequences of “Limitations on Shareholdings” for ADR holders

Each ADR holder and holder of Relevant Interests in ADRs (“Beneficial Holder”) acknowledges that it is bound by, and that no person shall have a Relevant Interest which exceeds, the limits in the Constitution. Where Relevant Interests in shares are held and exceed those limits, the shares designated by a Disenfranchisement Notice as being declared to be held in breach of the limitation are Affected Shares. The Board and/or Kiwi Shareholder may under the Constitution enforce the limitation on share ownership under the Constitution against the Custodian or Depositary or any of their respective nominees (including without limitation causing the withdrawal of the right of the Depositary or the Custodian or any of their respective nominees to vote Affected Shares, or causing a sale of all or part of the Affected Shares).

Each ADR holder and Beneficial Holder shall, on behalf of the Depositary or Custodian, provide information requested by Telecom, the Board or the Kiwi Shareholder, pursuant to New Zealand law, the rules and requirements of the New Zealand Exchange, and any other Stock Exchange on which the shares are, or will be, quoted, traded or listed or the Constitution. This information may include the capacity in which Receipts or shares are owned or held, the identity of, address, and nature and extent of interest of such Beneficial Holder and such other information as will or is likely to assist in identifying a Beneficial Holder with a Relevant Interest in shares and the nature of that Relevant Interest.

Every ADR holder and Beneficial Holder who is requested to provide such information must inform the Depositary in writing of all relevant information as to whether any person has or may have a Relevant Interest in shares by virtue of an interest in Receipts, and the Depositary will, unless otherwise instructed by Telecom, forthwith pass on such information to Telecom. The Depositary agrees to use its reasonable endeavours, at Telecom’s expense, to forward any such request for information to Owners, and to forward any such responses from Owners to such requests to Telecom.

If the Depositary, the Custodian or their nominee receives a notice from the Board or the Kiwi Shareholder that it intends to declare that certain shares are Affected Shares, the Depositary will send a copy of the notice to the Beneficial Holder specified or, if no Beneficial Holder is specified, to each holder of ADRs. Any ADR holder receiving such a notice or a person nominated by the holder may make representations to the Board or the Kiwi Shareholder for and on behalf of the Depositary or the Custodian as the registered shareholder as to why such shares should not be treated as Affected Shares.

If the Depositary, the Custodian or their nominee receives a notice from the Board or the Kiwi Shareholder pursuant to the Constitution stating that any shares have been declared Affected Shares (the “Disenfranchisement Notice”), the Depositary shall give notice to each Beneficial Holder identified in such notice of the action to be taken by the Depositary. With respect to any Affected Shares where a Beneficial Holder is specified, the Depositary must include in the notice a statement that the Beneficial Holder must immediately take all such steps as may be required to become the registered holder of the ADRs representing the Affected Shares on the books of the Depositary and must deny the voting instruction rights attaching to any ADR representing Affected Shares to the extent the Depositary, the Custodian, or their nominee is denied voting rights as notified in the Disenfranchisement Notice. If such notice does not state

Item 10 Constitution

the number of shares to which it relates, then the total number of shares represented by ADRs held by the Beneficial Holder shall be deemed to be Affected Shares. If the Disenfranchisement Notice identifies the number of Affected Shares and relates them to one or more specified Beneficial Holders, then the above shall apply to the number of Receipts in the name of each specified Beneficial Holder or Holders representing that number of Affected Shares. If such notice does not identify a specific Beneficial Holder, then the Depositary shall give notice to all holders of ADRs and deny the voting instruction rights attaching to Affected Shares pro rata among the ADR holders based upon the number of ADSs held by them.

In the event of a Beneficial Holder receiving such a notice, the Beneficial Holder must immediately take such steps as may be required to become the registered holder of the ADRs representing the Affected Shares on the books of the Depositary. The Constitution requires that the Kiwi Shareholder consult with the Board prior to determining that shares are Affected Shares and, therefore, prior to sending any notice that does not identify a specific Beneficial Holder. Telecom has agreed in the Deposit Agreement to take all reasonable steps to identify the specific Beneficial Holders who have a relevant interest in Affected Shares in breach of the relevant limitation and shall consult with the Depositary prior to forwarding a Disenfranchisement Notice to the Depositary.

Under the Constitution, the Board and the Kiwi Shareholder may sell Affected Shares for the account of the registered holder. Prior to selling such Affected Shares, Telecom shall consult with the Depositary. If Telecom becomes aware that the Kiwi Shareholder is intending to sell such Affected Shares, Telecom will request that the Kiwi Shareholder consult with the Depositary. If any Affected Shares represented by ADRs are sold by the Board or the Kiwi Shareholder, the ADRs shall thereafter represent only the right to receive any cash received by the Depositary in respect thereof, less the fees of the Depositary for cancellation of the ADRs and any expenses incurred or paid by the Depositary in distributing such cash and unsold shares or other property unaffected by the notice to the Beneficial Holder of the ADR. The Board shall notify the Depositary forthwith upon the sale of any Affected Shares by it and shall request the Kiwi Shareholder to make such a notification upon the sale of any Affected Shares by the Kiwi Shareholder (“a Sale Notification”) and upon the settlement of such sale shall send to the Depositary the cash proceeds of any such sale, net of the expenses of such sale and transmittal. The Depositary will give notice of such sale forthwith upon receiving such Sale Notification to any Beneficial Holder whose name and address is specified in such Sale Notification as having an interest in the Affected Shares sold (or to all Beneficial Holders where the Beneficial Holder is not so specified). Forthwith upon receiving such notice, the Beneficial Holder must surrender the relevant ADR for cancellation and, if applicable, issuance of a new ADR. The Depositary will, on receipt of notice of the cash proceeds and surrender of the relevant ADR for cancellation, send the net amount of cash (less any applicable fees and expenses of the Depositary) and issue and forward with such net cash a new ADR representing any unsold deposited shares and other property otherwise unaffected to the ADR holder of the surrendered ADR. Upon issuance of a new ADR, the Depositary will simultaneously cancel on its books the ADRs surrendered.

Telecom has agreed that the Board will not, and will use its reasonable efforts to obtain the consent of the Kiwi Shareholder not to, sell any Affected Shares without first delivering to the Depositary a notice specifying the number of Affected Shares and the name and address of the Beneficial Holder of the relevant ADRs. In the event that upon the sale of Affected Shares by the Kiwi Shareholder notice is not given to the Depositary which identifies a specific Beneficial Holder, the Depositary will immediately (i) notify all ADR holders that their ADRs, on and after the date of such sale of Affected Shares, represent their pro rata share of the remaining deposited voting shares, specifying the amount of voting shares represented by each ADS outstanding on and after such date and on and after such date each ADS shall represent such number of voting shares, and (ii) upon receipt of the cash proceeds of any such sale of Affected Shares, distribute such cash proceeds pro rata to all ADR holders in accordance with the terms of sections 4.1 and 4.6 of the Deposit Agreement, and (iii) upon the surrender of any ADR, the Depositary will, subject to the terms of the Deposit Agreement, deliver the ADR holder’s pro rata share of the remaining Deposited Shares.

Item 10 Constitution

The Depositary and each ADR holder must take every reasonable step in accordance with any notice given regarding any Affected Shares to ensure that the provisions of section 3.4 of the Deposit Agreement are effective, provided that no such notice may materially increase the Depositary’s duties under the Deposit Agreement without its written consent unless such duties are expressly contemplated or implied under the Deposit Agreement. Except to the extent provided in the Constitution, the Board and the Kiwi Shareholder are under no obligation to give, modify or withdraw any Disenfranchisement Notice and will have no liability to any person in respect of such notice. Nothing in the Deposit Agreement (including section 3.4) limits any right or remedy which Telecom, the Board and Kiwi Shareholder may have under the Constitution or under any law. Any resolution or determination of, or decision or exercise of any discretion or power by, Telecom, the Board, the Kiwi Shareholder or the Depositary under or pursuant to the Constitution, or section 3.4 of the Deposit Agreement, shall be final, conclusive and binding on any ADR holder or Beneficial Holder or other person affected thereby and shall not be subject to challenge. Neither Telecom, the Board, the Kiwi Shareholder, the Depositary, the Custodian nor any Registrar shall be liable to any person who fails to act in accordance with such provisions or who is affected by any decision or exercise of any discretion or power by Telecom, the Board, the Kiwi Shareholder, the Depositary, the Custodian, or any Registrar.

Item 10 Constitution

Mergers and Acquisitions

The Takeovers Code (“Code”) limits the holding or control of shares. The “fundamental rule” of the Code prohibits a person from becoming the holder or controller of an increased percentage of voting rights in Telecom if the holder and its “associates” would afterwards control more than 20% of the voting rights, unless the increase fits within one of the exceptions to the fundamental rule or the Takeovers Panel (established under the Takeovers Act 1993) grants an exemption. A person who already holds or controls more than 20% of such voting rights cannot increase that level of voting rights except in compliance with the Code or through an exemption.

The exceptions to the fundamental rule are:

(a)	a full offer for all of Telecom’s voting securities and non-voting equity securities;

(b)	a partial offer (for less than 100%) to all holders of Telecom’s voting securities for a specific percentage of the voting securities. If the offeror already holds or controls 50% or less, the offer must be for securities which will result in the offeror holding or controlling more than 50% of the voting rights. A partial offer can be made for a lesser percentage if a written shareholder approval procedure is followed and is successful;

(c)	an acquisition or allotment approved by a resolution of shareholders (persons acquiring and disposing of the securities and their associates may not vote on the proposal);

(d)	an acquisition by a person who holds or controls more than 50% but less than 90% of the voting rights of up to 5% of the total voting rights in any 12 month period. No such increase applies to persons holding between 20% and 50%;

(e)	no restrictions apply to a person holding or controlling 90% or more of the voting rights. Above the 90% threshold, the person may compulsarily acquire the remaining securities and each remaining holder may require the person to acquire the remaining holder’s securities; and

(f)	an offer made pursuant to an exemption granted by the Takeovers Panel.

The term “voting rights” is defined to mean a currently exercisable right to cast a vote at a meeting of shareholders of Telecom except where the right to vote is exercisable only in certain specified circumstances.

The term “associate” is very widely defined. A person is an “associate” of another person if (i) the persons are acting jointly or in concert, (ii) the first person acts, or is accustomed to act, in accordance with the wishes of the other person, (iii) the persons are related companies, (iv) the persons have a business relationship, personal relationship or an ownership relationship such that they should, under the circumstances, be regarded as associates, or (v) the first person is an associate of a third person who is an associate of the other person and the nature of the relationships between any of those persons is such that under the circumstances, the first person should be regarded as an associate of the other person. A director of a company or other body corporate is not an associate of that company or body corporate merely because he or she is a director of that company or body corporate.

The Code contains detailed requirements for partial offers and full offers, and other features which include:

(a)	detailed disclosure requirements for both the offeror and Telecom’s Board specifying the contents of the offeror’s takeover notice and Telecom’s statement in response;

(b)	an offer must be on the same terms and conditions, including the same consideration, to all holders of securities of the same class;

Item 10 Mergers and Acquisitions

(c)	a requirement for directors to obtain a report on the merits of an offer from an advisor whom the Takeovers Panel considers is independent and has approved;

(d)	the offer must be open between 30 and 90 days, although a full offer can be extended up to 60 days if it is not conditional on a minimum level of acceptance or minimum acceptance conditions have been satisfied;

(e)	where the offeror holds or controls less than 50% of the voting securities, the offer must be conditional on receiving acceptances which will bring total voting rights that the offeror holds above the 50% threshold, unless it is a partial offer and shareholder approval for a lesser percentage is obtained;

(f)	although an offer can be conditional, the conditions cannot depend on the judgment of the offeror or any of their associates or be within the power or control of the offeror or any of their associates;

(g)	offers may be varied to increase the consideration or add a cash component to the consideration. If the offer is varied, the variation must apply to all offerees whether or not they have already accepted;

(h)	restrictions, except in limited circumstances, on any tactics by directors which might “frustrate” an offer.

If the Code is breached, the Takeovers Panel has a limited power to make restraining orders on any terms and conditions the Panel thinks fit preventing an acquisition or suspending the right to vote securities acquired in breach of the Code, for a period of up to 21 days. Otherwise, the remedy for non-compliance with the Code is to apply to the High Court, which has the power to grant much wider orders restraining conduct, directing the sale of securities or controlling the exercise of voting rights. The Court may excuse contravention where the breach was inadvertent, and the Takeovers Panel may grant retrospective exemptions. In addition, the Takeovers Act 1993 provides for the High Court to impose financial penalties for a contravention of the Code. The Takeovers Panel and the Court cannot compel the party in breach to make a full takeover offer.

Under the U.S. Williams Act, persons who beneficially own more than 5% of a class of equity security registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), must provide certain information to the issuer, the U.S. Securities and Exchange Commission (the “SEC”) and the U.S. exchange on which the security is traded, within 10 days after such person acquires the securities that trigger that filing requirement. Under the Williams Act, it is unlawful for any person to make a tender offer for a security registered under the Exchange Act if success in that offer would result in beneficial ownership of more than 5% of the class, unless certain filings are made with the SEC.

Disclosure of Shareholder Ownership

Under the Securities Markets Act 1988 (New Zealand), persons who hold relevant interests in 5% or more of Telecom’s voting securities (including persons who hold such an interest through the holding of ADRs) are required to notify Telecom and the New Zealand Exchange of their interests in writing and in a prescribed form, on commencing to have such an interest, ceasing to have such an interest and changes of 1% in their interest or of changes to the nature of their interest . Such disclosures must be made as soon as the person knows or ought to know that the person holds those interests. Telecom must inform the Australian Stock Exchange on receipt of such notices.

A relevant interest includes:

(a)	beneficial ownership;

(b)	the power to exercise any right to vote attached to the voting security;

Item 10 Mergers and Acquisitions

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

Item 10 Mergers and Acquisitions

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

There are specific exemptions available for persons:

(a)	whose ordinary business consists of lending money or providing financial services;

(b)	who are acting for another person in the ordinary course of business as a sharebroker, provided the person is a member of a stock exchange or has been approved by the Securities Commission;

(c)	who act as a representative at a particular Telecom shareholders’ meeting;

(d)	who are appointed to act as a proxy to vote at a Telecom meeting;

(e)	who are a trustee corporation or nominee company and acting in the ordinary course of business in that capacity and has been approved by the Securities Commission;

(f)	who are a bare trustee of a trust;

(g)	who are required to comply because of certain relationships with another person who complies; or

(h)	who have a relevant interest solely because of being related to a person and that other person complies.

Ownership Limits

The Australian Stock Exchange Listing Rules require Telecom to immediately inform it of 1% changes in holdings, of persons whose holding (prior to the change) was within 5% of a shareholding limit imposed by New Zealand law or Telecom’s Constitution.

If Telecom receives notice that a holding exceeds the shareholding limits imposed by New Zealand law or Telecom’s Constitution, Telecom must inform the Australian Stock Exchange of the action Telecom will take to divest the securities which cause the shareholding limit to be exceeded, assuming that the requirements imposed by either New Zealand law or Telecom’s Constitution relating to holdings of 10% or more have not been complied with.

If Telecom becomes aware that a holding no longer causes a shareholder to hold within 5% of any shareholding limit imposed by New Zealand law or Telecom’s Constitution, Telecom must immediately inform the Australian Stock Exchange.

Item 10 Mergers and Acquisitions

Disclosure by Directors

The Australian Stock Exchange Listing Rules require that Telecom must inform the Australian Stock Exchange of:

(a)	any interest of a director of Telecom which is a “relevant interest” (within the meaning of section 9 of the Corporations Act 2001 (Australia)) in securities of Telecom or a related body corporate or interests in contracts to which the director is a party or under which the director is entitled to a benefit, and that confer a right to call for or deliver shares in, debentures of, or interests in a managed scheme made available by, Telecom or a related body corporate (“Notifiable Interest”) or that the director has no Notifiable Interests no more than 5 business days after the date the director is appointed;

(b)	any change to a Notifiable Interest of a Telecom director no more than 5 business days after the change occurs;

(c)	any Notifiable Interest of a Telecom director at the date that director ceases to be a director no more than 5 business days after the director ceases to hold office.

To comply with the above requirements Telecom must make such arrangements as are necessary to ensure that each director discloses to Telecom all of the information required by Telecom to complete the relevant prescribed disclosure forms (found in the Australian Stock Exchange Listing Rules Appendices). Telecom must enforce the arrangements with the director.

The Securities Markets Act 1988 and the New Zealand Exchange’s Listing Rules require that every director of Telecom who has a Relevant Interest (as defined in sections 5 and 6 of the Securities Markets Act 1988 (New Zealand)) in securities of Telecom shall disclose to Telecom and the New Zealand Exchange the nature of the Relevant Interest and the number and class of securities to which the Relevant Interest relates, as soon as possible and in any event no later than 5 business days after:

(a)	the date of the person’s appointment as a director of Telecom; or

(b)	in the case of those directors who were already directors of Telecom at the date the Rule came into effect, 1 January 2003.

In addition, every director of Telecom, and every person that has held office as a director in the previous 6 months, who acquires or disposes of a Relevant Interest in Telecom securities shall disclose the following information to Telecom and to the New Zealand Exchange, as soon as possible, and in any event no later than 5 business days following the acquisition or disposition:

(a)	the nature of the Relevant Interest;

(b)	the number and class of securities to which the Relevant Interest relates;

(c)	the date of the acquisition or disposition;

(d)	the consideration paid or received for the acquisition or disposition; and

(e)	the date of the last disclosure by the director.

A director is required to provide the New Zealand Exchange with details of the total number of securities held by such director after the acquisition or disposal of a Relevant Interest.

To comply with the above requirements Telecom must make such arrangements as are necessary with its directors to ensure that such directors make the disclosures required above within the specified time period. Telecom must promptly enforce such arrangements

Item 10 Mergers and Acquisitions

with directors who fail to disclose as required. Telecom must also use its best endeavours to ensure that all former directors make the disclosure required above and within the specified time periods.

Changes in capital

There are no conditions imposed by the Constitution governing changes in Telecom’s capital which are more stringent than those required by New Zealand law, the New Zealand Exchange’s Listing Rules, and the Australian Stock Exchange Listing Rules, other than the provisions of the Kiwi Share described under “Limitations on Shareholdings” above.

Item 10 Mergers and Acquisitions

Material Contracts

See Item 19.

Exchange Controls

The NZ dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders. See “United States Taxation - Dividends”, for a description of the taxation on dividend returns to shareholders.

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

This summary contains a description of the principal United States federal and New Zealand tax consequences of the purchase, ownership and disposition of ADSs or shares by a “United States holder” only (as separately defined in “United States Taxation” and “New Zealand Taxation” below).

United States Taxation

As used in this section “United States Taxation,” the term “United States holder” means a beneficial owner of ADSs or shares that is (i) an individual citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation organised under the laws of the United States or any state therein, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust. This discussion assumes that United States holders hold ADSs or shares as capital assets.

For United States federal income tax purposes, holders of ADSs will be treated as owners of the underlying shares represented by the ADSs.

Item 10 Material Contracts, Exchange Controls and Taxation

Dividends

For United States federal income tax purposes, the gross amount of all dividends paid (without reduction for New Zealand withholding tax) with respect to ADSs or shares out of current or accumulated earnings and profits as determined under United States federal income tax principles (“E&P”) to a United States holder will be treated as foreign source ordinary income to such holder. See “New Zealand Taxation – Dividends.” Dividends paid to non-corporate United States holders after 31 December 2002 and before 1 January 2009 that constitute qualified dividend income will be taxable at a maximum rate of 15%, provided that the ADSs or shares are held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Telecom believes that dividends that Telecom pays with respect to ADSs or shares generally will be qualified dividend income. United States corporations that hold ADSs or shares will generally not be entitled to the dividends received deduction generally available for dividends received from United States corporations (and certain non-United States corporations). To the extent a distribution exceeds E&P, it will be treated first as a return of the holder’s basis to the extent thereof, and then as gain from the sale of a capital asset.

A distribution of shares by Telecom to its shareholders that is made as part of a pro rata distribution to all shareholders of Telecom generally will not be treated as a taxable dividend to United States holders.

For United States federal income tax purposes, the amount of any distribution paid in NZ dollars will be the U.S. dollar value of the New Zealand dollars at the spot currency exchange rate in effect on the date of receipt of the distribution by the United States holder or by the Trustee, whether or not the NZ dollars are in fact converted into U.S. dollars at that time. Gain or loss, if any, realised on the disposition of NZ dollars generally will be a foreign currency gain or loss which is United States source ordinary income or loss.

The withholding tax imposed by New Zealand is a creditable foreign tax for United States federal income tax purposes in an amount generally equal to the U.S. dollar equivalent of the withholding tax paid (i) for cash basis taxpayers, at the conversion rate in effect on the day the withholding tax is paid, or (ii) for accrual-basis taxpayers, at the average exchange rate for the taxable year to which the withholding tax relates. Therefore, the holder will be entitled to treat the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid if the holder does not elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended (the “Code”)).

The Code imposes a number of limitations on the use of foreign tax credits. In general, foreign tax credits are limited to the same proportion of the United States tax against which such credit is taken which the taxpayer’s net taxable income from the sources outside of the United States (“foreign source income”) bears to the taxpayer’s entire net taxable income for the taxable year. For this purpose, the taxpayer’s interest expenses and certain other expenses are allocated between foreign source and domestic source income based on the tax basis (or value) of the taxpayers foreign assets as compared to the tax basis (or value) of the taxpayer’s total assets. The ADSs or shares will be foreign assets for purposes of allocating interest. Thus, United States holders of ADSs or shares will allocate more of their total interest expenses to foreign source income than would be the case if they held United States assets instead of the ADSs or shares. In certain circumstances, this could reduce the United States holder’s ability to utilise foreign tax credits. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Other limitations on the use of foreign tax credits include the facts that the foreign tax credit limitation described above must be computed separately for specific classes of income, and that foreign tax credits may not reduce alternative minimum tax by more than 90% of what it would be without foreign tax credits. The availability of the foreign tax credit and the application of the limitations on the credit are fact-specific and investors should consult their own tax advisors regarding their individual circumstances.

Capital Gains and Losses

Gain or loss recognised by a United States holder on the sale or other disposition of ADSs or shares will be subject to United States federal income taxation as capital gain or loss in an

Item 10 Taxation

amount equal to the difference between the holder’s basis in the ADSs or shares and the amount realised upon their disposition. Capital losses are generally deductible only against capital gains and not against ordinary income. The capital gain or loss will be long-term or short-term depending on whether the holder has held the ADSs or shares for (i) more than one year (which is subject to a maximum rate of 15% for certain non-corporate taxpayers if the gain is recognised on or after 6 May 2003 and before 1 January 2009), (ii) not more than one year (which is subject to a maximum rate of 35% for certain non-corporate taxpayers, respectively).

Capital gain recognised by a United States holder on the sale or other disposition of ADSs or shares will be United States source gain. Therefore, such gain will not increase the holder’s limitation on use of foreign tax credits. Losses from the sale of ADSs or shares will generally be sourced in the same manner as gains from the sale of such ADSs or shares. However, United States Treasury Regulations include a dividend recapture rule and other exceptions may apply. Investors are encouraged to consult their tax advisors regarding the proper treatment of such losses.

Exchanges, deposits and withdrawals of shares for ADSs or ADSs for shares by a United States holder will not result in recognition of gain or loss for United States federal income tax purposes.

Backup Withholding and Information Reporting

Information reporting generally will apply to payments of dividends on, and proceeds from the sale or redemption of, ADSs or shares made within the United States to a United States holder of ADSs or shares (other than an exempt recipient, including a corporation and certain other persons). Backup withholding at a rate of 28% may apply to those amounts if a United States holder (other than an exempt recipient) fails to provide an accurate tax identification number or to report interest and dividends required to be shown on its United States federal income tax returns. The amount of backup withholding imposed on a payment to a United States holder will be allowed as a credit against the holder’s United States federal income tax liability.

New Zealand Taxation

As used in this section “New Zealand Taxation” the term “United States holder” means a beneficial owner of ADSs or shares that (i) is resident in the United States for tax purposes and is accepted as such by the New Zealand taxing authorities, (ii) is not also resident in New Zealand for New Zealand tax purposes and (iii) does not hold ADSs or shares in connection with any permanent establishment or fixed base in New Zealand.

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

New Zealand operates a full imputation system of corporate taxation. Under the imputation system, New Zealand tax paid by Telecom gives rise to credits (known as imputation credits) which can be attached to its dividends and used by a shareholder which is treated as a resident for New Zealand tax purposes to offset such holder’s New Zealand income tax liability on those dividends. A United States holder cannot directly credit these imputation credits against such holder’s withholding tax liability. However, the financial impact of the New Zealand withholding tax on cash dividends paid to a United States holder can be reduced under the New Zealand Foreign Investor Tax Credit (“FITC”) regime.

Item 10 Taxation

Under the FITC regime, Telecom can obtain a tax credit based on the amount of imputation credits attached to dividends paid to non-New Zealand tax residents. This tax credit reduces Telecom’s tax liability, providing it with cash to make a supplementary dividend distribution to non-New Zealand tax residents, which is in addition to the ordinary dividend. Provided that the cash dividend has imputation credits attached at the maximum rate allowed, the overall effect is that a non-New Zealand tax resident generally receives an aggregate after New Zealand tax cash dividend equating to the amount that would have been received if the withholding tax had not been imposed. To the extent imputation credits are attached at less than the maximum rate allowed, the level of supplementary dividend is reduced and thus the level of aggregate cash dividend is reduced.

In some cases, certain forms of non-New Zealand sourced income derived by Telecom and distributed to United States holders will be subject to total New Zealand tax at an effective rate of 15%. The benefit of the lower effective tax rate in respect of such income can be delivered to a United States holder by payment of an additional dividend equating to any conduit tax relief credit allocated by Telecom to the United States holder.

Stock dividends (also known as “bonus issues” for New Zealand tax purposes) made by Telecom will be categorised under New Zealand tax law as either taxable bonus issues or non-taxable bonus issues. Broadly speaking, taxable bonus issues arise where Telecom allows a shareholder to choose between the receipt of cash and the receipt of shares (where the shareholder takes the shares) or when Telecom issues shares and elects to treat the issue as a taxable bonus issue. In general, any distribution by Telecom on or in respect of its shares, other than a non-taxable bonus issue, will be considered a dividend for New Zealand tax purposes. Taxable bonus issues are treated as non-cash dividends for New Zealand tax purposes. Taxable bonus issues (as well as other non-cash dividends) made to a United States holder are subject to New Zealand withholding tax at the rate of zero percent to the extent that imputation credits are attached to the dividend at the maximum rate allowable. With respect to any remaining portion, New Zealand withholding tax will be payable by Telecom. Non-taxable bonus issues are not treated for New Zealand tax purposes as dividends and the New Zealand withholding tax does not apply to them.

Share repurchases and cancellations by Telecom are subject to a regime which treats the repurchase or cancellation amount as a dividend to the extent that it exceeds the amount of subscribed capital in Telecom. Subscribed capital is essentially the amount paid to Telecom in respect of the issue of shares, less amounts of subscribed capital already returned to shareholders. If the amount paid on cancellation or redemption is less than the amount of Telecom’s subscribed capital, the payment is generally not treated as a dividend. However, where shares are repurchased off-market and aggregate payments to shareholders are less than 10% of the market value of all shares in Telecom or to the extent the repurchase is in lieu of a dividend, payments to shareholders are treated as dividends. Where the Company repurchases shares on-market, amounts received by shareholders are not dividends in the shareholders’ hands. However, to the extent the payments exceed the available subscribed capital, tax is effectively required to be paid by Telecom on that excess amount.

Item 10 Taxation

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

Other Tax Matters

No stamp duty is payable in New Zealand on transfers of the shares and no notice of such transfers need be given by a shareholder to New Zealand fiscal authorities. New Zealand Goods and Services Tax does not apply to Share issues or transfers.

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

Continuity Of Ownership Requirement

Telecom must satisfy continuity of ownership requirements to retain its imputation credits. To this end, it must maintain at least 66% of its ownership on a continuous basis from the date it derives imputation credits (i.e., pays a tax instalment) to the date it attaches the imputation credits to dividends (i.e., the date of the payment of the dividend). Accordingly, imputation credits in Telecom’s imputation credit account will be lost upon the occurrence of a more than 34% change in its ownership at any time between the derivation of those credits and the attaching of those credits to dividends.

Ownership is measured by reference either to shareholders’ voting interests or, in certain circumstances, to both voting interests and the market value of interests held in a company. In some cases, an attribution rule can apply to treat all less-than-10% non-associated shareholders in Telecom as a single notional person. When this attribution rule applies, changes in the individual holding of these shareholders can be disregarded for calculating continuity of ownership.

Other Credits.

Telecom may from time to time have other tax credits that it is able to attach to dividends. Considerations similar to those applying to imputation credits will arise. However, in the context of a conduit tax relief credit the continuity of ownership requirement focuses on changes in the relative level of New Zealand resident and non-New Zealand resident shareholders in Telecom.

Item 10 Taxation

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

Interest Rate Risk Management

The objectives of interest rate risk management are to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom’s interest expense/net earnings within policies approved by the Telecom Board of Directors.

As at 30 June 2003, Telecom had used interest rate swaps to convert its floating rate obligations on term funding into fixed rate obligations. At 30 June 2002 Telecom had also used interest rate swaps to hedge NZ$210 million of its short-term debt.

The following table provides a sensitivity analysis of the estimated fair values of long-term debt and related derivatives, assuming an instantaneous 100 basis point upward and downward parallel shift in the yield curve as at 30 June 2003 and 2002.

NZ$ billions	Fair value	Fair value assuming 100 basis point upward shift	Fair value assuming 100 basis point downward shift
As at 30 June 2003
Long-term debt and related derivatives	5.2	5.0	5.3
As at 30 June 2002
Long-term debt and related derivatives	5.1	5.0	5.3

Foreign Exchange Risk Management

The objective in managing foreign exchange risk is to protect against the risk that the eventual NZ dollar net cash flows resulting from purchases from foreign suppliers and foreign currency borrowings and expenditure will be adversely affected by changes in foreign currency exchange rates.

As at 30 June 2003, Telecom had used cross currency interest rate swaps with a contract value of NZ$3,017 million to hedge long-term debt denominated in US dollars, Euros, Sterling and Japanese yen into NZ dollars. At 30 June 2003 Telecom had used cross currency interest rate swaps with a contract value of A$483 million to hedge long-term debt denominated in US dollars into Australian dollars for the purpose of funding AAPT.

As at 30 June 2002, Telecom had used cross currency interest rate swaps with a contract value of NZ$3,128 million to hedge long-term foreign currency denominated debt in US

Item 11 Quantitative and Qualitative Disclosures about Market Risk dollars, Euros, Sterling, Swiss francs and Japanese yen into NZ dollars. At 30 June 2002 Telecom had used cross currency interest rate swaps with a contract value of A$483 million to hedge long-term debt denominated in US dollars into Australian dollars for the purpose of funding AAPT.

As at 30 June 2003, Telecom had also used foreign exchange forwards with contract values of NZ$1,474 million to hedge firm purchase commitments (mainly denominated in US dollars) and to hedge its net investments in foreign operations. As at 30 June 2002, Telecom had used foreign exchange forwards and foreign currency options with contract values of NZ$2,061 million to hedge short-term debt (principally denominated in US dollars) firm purchase commitments (mainly denominated in US dollars) and to hedge its net investments in foreign operations.

The following table provides a sensitivity analysis of the estimated fair values of foreign exchange contracts hedging firm purchase commitments and the investment in AAPT, assuming a 10% increase or decrease in the various exchange rates to which Telecom is exposed.

NZ$ millions	Fair value	Fair value assuming 10% increase	Fair value assuming 10% decrease
As at 30 June 2003
Foreign currency forward exchange contracts	(28)	47	(120)
As at 30 June 2002
Foreign currency forward exchange contracts, and options	18	102	(65)

The functional currency for nearly all of Telecom’s foreign operations is the local currency. The translation of Statement of Financial Performance and Statement of Financial Position balances of these entities into NZ dollars results in translation adjustments, which are recorded in the foreign currency translation reserve. As at 30 June 2003, Telecom’s primary translation exposure was to the Australian dollar in respect of the Australian subsidiary that holds the investment in AAPT. This exposure is partially hedged, with gains or losses on the hedging contract also recorded in the foreign currency translation reserve.

Item 11 Quantitative and Qualitative Disclosures about Market Risk

Equity Risk

Telecom holds minority investments in publicly listed companies at 30 June 2003 these were principally Independent Newspapers Limited and Sky Network Television Limited. These investments expose Telecom to the risk of movements in the market prices of these listed securities. Telecom does not hedge this risk. The following table provides a sensitivity analysis of the estimated fair value of listed securities as at 30 June 2003, assuming a 10% increase and decrease in the market prices of securities in which Telecom holds investments. Subsequent to balance date, on 24 October 2003, Telecom sold its investment in Sky Network Television Limited – see Item 4 History and Development of the Company.

NZ$ millions	Fair value	Fair value assuming 10% increase in share price	Fair value assuming 10% decrease in share price
As at 30 June 2003
Listed securities	369	406	332
As at 30 June 2002
Listed securities	350	385	315

Item 11 Quantitative and Qualitative Disclosures about Market Risk

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

The Depositary changed from Citibank N. A. to the Bank of New York. The Bank of New York’s address is 101 Barclay Street, New York, NY 10286, United States.

Item 15.	Disclosures and Controls

Telecom carried out an evaluation, under the supervision and with the participation of Telecom’s management, including Telecom’s Chief Executive along with Telecom’s Chief Financial Officer, of the effectiveness of the design and operation of Telecom’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, Telecom’s Chief Executive along with Telecom’s Chief Financial Officer concluded that Telecom’s disclosure controls and procedures are effective in timely alerting them to material information relating to Telecom (including its consolidated subsidiaries) required to be included in Telecom’s periodic SEC filings. There have been no significant changes in Telecom’s internal controls over financial reporting or in other factors which could significantly affect internal controls over financial reporting subsequent to the date Telecom carried out its evaluation.

Item 16.	Reserved

Not applicable.

Items 12 to Item 16

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

See Item 19 for a list of Financial Statements included as part of this Report.

Items 17 - 18

Item 19.	Exhibits

Financial Statements

1.	The report of KPMG Independent Accountants is filed herewith. See F-1.
2.	The report of PricewaterhouseCoopers Independent Accountants is filed herewith. See F-2.
3.	The Consolidated Financial Statements including the Notes are filed herewith. See F-3 to F-57.

Exhibits

Exhibits

1.	The Constitution of the Company as amended at the Annual Meeting of Shareholders held on 10 October 2002 - this is submitted to the Commission under cover of Form 6-K dated 25 October 2002.

2.1	Fourth Amended and Restated Deposit Agreement between Telecom, Citibank N.A., and Holders and Beneficial Owners of American Depositary Shares - to the Commission under cover of Form 6K on 17 April 2003.

2.2	Trust Deed dated 17 March 2000 (as amended by First Supplemental Trust Deed dated 1 June 2001 and by Supplemental Trust Deed dated 30 November 2001 attached as Exhibit 2.2) relating to a Euro Medium-Term Note Programme, between TCNZ Finance Limited as Issuer, Telecom Corporation of New Zealand Limited and several of its guaranteeing subsidiaries named therein as Guarantors, and The Law Debenture Trust Corporation p.l.c. as Trustee - this is submitted to the Commission under cover of Form 6-K dated 5 December 2001. In addition, we are party to a number of other instruments defining the rights of holders of long-term debt. None of these instruments covers securities in an amount in excess of 10% of our total assets. We will furnish copies of those instruments to the Commission upon its request.

4.1	Telecom Share Option Scheme attached as Exhibit 4.1

4.2	Telecom Restricted Share Scheme attached as Exhibit 4.2

4.3	Telecom Share Rights Scheme attached as Exhibit 4.3

4.4	Agreement for Sale and Purchase of Mobile Radio Network Assets between Telecom New Zealand Limited and TeamTalk Limited dated 14 May 2001 – this was submitted to the Commission under cover of Form 6-K dated 5 December 2001.

4.5	Agreement for Sale and Purchase of Mobile Radio Network Assets between Telecom New Zealand Limited and TeamTalk Limited dated 30 June 2003 is attached as Exhibit 4.5.

4.6	Chief Executive’s Employment Contract plus amendments thereto as follows were submitted to the Commission with the Form 20-F for the year ended 30 June 2002:

• Appointment Letter dated 10 August 1999.

• Telecom Executive Option Scheme Offer Letter dated 10 August 1999.

• Telecom Executive Option Scheme Offer Letter dated 7 August 2000.

• Remuneration Letter dated 21 August 2001.

• Telecom Share Option Scheme Grant Letter dated 28 September 2001 this was submitted to the Commission under cover of Form 6-K dated 5 December 2001.

• Telecom Share Option Scheme Grant Letter and certificate dated 11 September 2002.

• Remuneration Letter dated 15 November 2002.

4.7	Remuneration letter dated 11 November 2003 attached as Exhibit 4.7.

4.8	Performance Option Scheme and Grant Letter attached as Exhibit 4.8.

4.9	Performance Incentive Scheme attached as Exhibit 4.9

Exhibits

4.10	Telecommunications Service Obligations (“TSO”) Deed for Local Residential Telephone Service this is submitted to the Commission under cover of Form 6-K dated 23 January 2002.

Certain schedules, exhibits or annexes have been omitted. The Company hereby undertakes to provide them to the Commission upon its request.

8.	List of Significant Subsidiaries attached as Exhibit 8.

13.	Certifications under section 906 of the Sarbanes-Oxley Act 2002, for the fiscal year ended 30 June 2003 by each of the Chief Financial Officer and Chief Executive Officer.

14.	Certifications under section 302 of the Sarbanes-Oxley Act 2002, for the fiscal year ended 30 June 2003 by each of the Chief Financial Officer and Chief Executive Officer.

Exhibits

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and shareholders of Telecom Corporation of New Zealand Limited:

We have audited the accompanying consolidated statements of financial position of Telecom Corporation of New Zealand Limited and its controlled entities (the Group) as of June 30, 2003, and the related consolidated statements of financial performance and cash flows for the year then ended, all expressed in New Zealand dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in New Zealand and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of June 30, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in New Zealand.

Accounting principles generally accepted in New Zealand vary in certain respects from accounting principles generally accepted in the United States of America. An explanation of the significant differences between the two sets of principles as they relate to the Group is presented in Note 29 to the consolidated financial statements. The application of accounting principles generally accepted in the United States of America would have affected consolidated net profit for the year ended June 30, 2003, and shareholders’ equity as of June 30, 2003 to the extent summarized in Note 29 to the consolidated financial statements.

/s/ KPMG

Wellington, New Zealand

4 August, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and

Shareholders of Telecom Corporation of New Zealand Limited

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of financial performance, movements in equity and cash flows present fairly, in all material respects, the financial position of Telecom Corporation of New Zealand Limited (the “Company”) and its subsidiaries at 30 June 2002, and their results of operations and their cash flows for the years ended 30 June 2002 and 2001, in conformity with generally accepted accounting practice in New Zealand. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with New Zealand and United States’ generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Generally accepted accounting practice in New Zealand vary in certain significant respects from generally accepted accounting principles in the United States. The application of the latter would have affected the determination of consolidated net earnings expressed in New Zealand dollars for the years ended 30 June 2002 and 2001 and the determination of consolidated shareholders’ funds also expressed in New Zealand dollars at 30 June 2002 to the extent summarized in Note 29 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

Chartered Accountants

8 August 2002	Wellington, New Zealand

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Performance

For the year ended 30 June 2003

		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2003 $	2002 $	2001 $
Operating revenues
Local service		1,110	1,080	1,071
Calling	2	1,542	1,763	1,816
Interconnection		154	145	97
Cellular and other mobile services		796	822	865
Internet		230	209	169
Data		666	650	601
Other operating revenues	2	693	868	1,029
Abnormal revenues	4	—	—	(12)

		5,191	5,537	5,636

Operating expenses
Labour	3	548	599	572
Cost of sales		1,442	1,759	1,852
Other operating expenses	3	885	914	909
Abnormal expenses	4	—	862	256
Share of associate companies’ losses after income tax		—	1	18

		2,875	4,135	3,607
Depreciation and amortisation	5	820	815	722

Earnings before interest and taxation		1,496	587	1,307
Interest income		14	17	53
Interest expense	6	(407)	(430)	(434)

Earnings before income tax		1,103	174	926
Income tax expense	7	(391)	(365)	(283)

Earnings/(loss) after income tax		712	(191)	643
Minority interests in (profits)/loss of subsidiaries		(3)	3	—

Net earnings/(loss) attributable to shareholders	25	709	(188)	643

Net earnings/(loss) per share		$0.38	$(0.10)	$0.36

Weighted average number of ordinary shares outstanding (in millions)		1,887	1,863	1,767

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Movements in Equity

For the year ended 30 June 2003

		Year ended 30 June
(Dollars in millions)	note	2003 $	2002 $	2001 $
Equity at the beginning of the year		1,328	2,003	1,219

Total recognised revenues and expenses
Net earnings/(loss) attributable to shareholders		709	(188)	643
Minority interests in profits/(loss) of subsidiaries		3	(3)	—
Movement in foreign currency translation reserve	18	(40)	(191)	(61)

		672	(382)	582
Contributions from owners
Capital contributed	18	146	80	554
Movement in deferred compensation	18	1	—	—
Additional minority interest		—	2	—

		147	82	554
Distributions to owners
Dividends:
Parent	18	(428)	(423)	(303)
Minority interests		(2)	(2)	(2)
Tax credit on supplementary dividends		52	50	34
Buy-out of minority interest	18	(2)	—	(81)

		(380)	(375)	(352)

Equity at the end of the year		1,767	1,328	2,003

Represented by:
Contributed capital	18	1,708	1,562	1,482
Foreign currency translation reserve	18	(243)	(203)	(12)
Minority interests		2	3	6
Retained earnings/(deficit)		299	(34)	527
Deferred compensation		1	—	—

Equity at the end of the year		1,767	1,328	2,003

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Position

As at 30 June 2003

		30 June
(Dollars in millions)	notes	2003 $	2002 $
ASSETS
Current assets:
Cash		120	82
Short-term investments	8	64	230
Receivables and prepayments	9	929	1,111
Inventories	10	42	34

Total current assets		1,155	1,457
Non-current assets:
Long-term investments	11	947	866
Intangibles	12	1,018	1,097
Fixed assets	13	4,635	4,826

Total non-current assets		6,600	6,789

Total assets		7,755	8,246

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	14	983	1,230
Provisions - current	15	—	5
Debt due within one year	16	546	1,178

Total current liabilities		1,529	2,413
Non-current liabilities:
Deferred taxation	7	127	71
Long-term debt	17	4,332	4,434

Total non-current liabilities		4,459	4,505

Total liabilities		5,988	6,918

Equity:	18
Shareholders’ funds		1,765	1,325
Minority interests		2	3

Total equity		1,767	1,328

Total liabilities and equity		7,755	8,246

On behalf of the Board

/s/ RODERICK DEANE,	/s/ THERESA GATTUNG,
Chairman	Chief Executive Officer and Managing Director

Authorised for issue on 4 August 2003

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the year ended 30 June 2003

		Year ended 30 June
(Dollars in millions)	notes	2003 $	2002 $	2001 $
Cash flows from operating activities
Cash was provided from / (applied to):
Cash received from customers		5,251	5,396	5,172
Proceeds from cross border leases		—	35	20
Interest income		11	16	54
Dividend income		3	3	248
Payments to suppliers and employees		(2,973)	(3,317)	(3,114)
Payments from provisions		(5)	(33)	(5)
Income tax paid	7	(307)	(304)	(184)
Interest paid on debt		(414)	(445)	(433)

Net cash flows from operating activities	25	1,566	1,351	1,758

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of fixed assets		31	65	37
Sale/(purchase) of short-term investments, net		162	(157)	537
Purchase of long-term investments		(175)	(362)	(327)
Sale of long-term investments		54	21	18
Acquisition of AAPT Limited, excluding cash acquired		—	—	(635)
Purchase of fixed assets		(607)	(828)	(1,478)
Capitalised interest paid		(5)	(10)	(44)

Net cash flows applied to investing activities		(540)	(1,271)	(1,892)

Cash flows from financing activities
Cash was provided from/(applied to):
Proceeds from long-term debt		348	1,777	412
Repayment of long-term debt		(593)	(949)	(513)
(Repayment) / proceeds of short-term debt, net		(457)	(557)	212
Capital contributed		—	—	495
Dividends paid		(286)	(345)	(477)

Net cash flows (applied to) / provided from financing activities		(988)	(74)	129

Net cash flow		38	6	(5)
Opening cash position (including bank overdrafts)		82	76	81

Closing cash position (including bank overdrafts)		120	82	76

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

Statement of Financial Performance

For the year ended 30 June 2003

		Parent Company
		Year ended 30 June
(Dollars in millions)	notes	2003 $	2002 $
Operating revenues	2	2,838	883
Operating expenses		(18)	—

Earnings before interest and taxation		2,820	883
Interest income	6	159	219
Interest expense	6	(341)	(371)

Earnings before income tax		2,638	731
Income tax credit	7	60	50

Net earnings		2,698	781

Statement of Movements in Equity

For the year ended 30 June 2003

		Parent Company
		Year ended 30 June
(Dollars in millions)	note	2003 $	2002 $
Equity at the beginning of the year		1,690	1,202

Total recognised revenues and expenses
Net earnings		2,698	781

Contributions from owners
Capital contributed	18	146	80
Movement in deferred compensation	18	1	—

		147	80
Distributions to owners
Dividends	18	(428)	(423)
Tax credit on supplementary dividends		52	50

		(376)	(373)

Equity at the end of the year		4,159	1,690

Represented by:
Contributed capital	18	1,708	1,562
Retained earnings		2,450	128
Deferred compensation		1	—

Equity at the end of the year		4,159	1,690

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

Statement of Financial Position

As at 30 June 2003

		Parent Company
		30 June
(Dollars in millions)	notes	2003 $	2002 $
ASSETS
Current assets:
Cash		38	—
Due from subsidiary company	22	992	923

Total current assets		1,030	923
Non-current assets:
Investments	11	7,828	5,422

Total assets		8,858	6,345

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	14	35	14
Due to subsidiary companies	22	4,664	4,641

Total current liabilities		4,699	4,655

Equity:	18
Shareholders’ funds		4,159	1,690

Total liabilities and equity		8,858	6,345

On behalf of the Board

/s/ RODERICK DEANE,	/s/ THERESA GATTUNG,
Chairman	Chief Executive Officer and Managing Director

Authorised for issue on 4 August 2003

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

Statement of Cash Flows

For the year ended 30 June 2003

		Parent Company
		Year ended 30 June
(Dollars in millions)	note	2003 $	2002 $
Cash flows from operating activities
Cash was provided from / (applied to):
Interest income		159	220
Dividends received from subsidiary companies		693	497
External dividends received		3	3
Interest paid on debt		(338)	(371)

Net cash flows from operating activities	25	517	349

Cash flows from investing activities
Cash was (applied to) / provided from:
Advances (to) / from subsidiary companies, net		(188)	449
Proceeds from sale of subsidiary company		—	383
Purchase of investments, net		(7)	(838)

Net cash flows applied to investing activities		(195)	(6)

Cash flows from financing activities
Cash was applied to:
Dividends paid		(284)	(343)

Net cash flows applied to financing activities		(284)	(343)

Net cash flow		38	—
Opening cash position		—	—

Closing cash position		38	—

See accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

Reporting Entity and Statutory Base

Telecom Corporation of New Zealand Limited is a company registered in New Zealand under the Companies Act 1993, and is an issuer for the purposes of the Financial Reporting Act 1993.

The financial statements presented are those of Telecom Corporation of New Zealand Limited (the “Company” or the “Parent Company”), its subsidiaries and associates (the “Telecom Group” or “Telecom”).

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

Basis of Preparation

The financial statements have been prepared in accordance with the Financial Reporting Act 1993 which requires compliance with accounting practice generally accepted in New Zealand (“NZ GAAP”). This differs in certain significant respects from accounting practice generally accepted in the United States (“US GAAP”). For a description of the significant differences and related effect on these financial statements, see Note 29.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars, references to “A$” are to Australian dollars and references to “GBP” are to Pounds Sterling.

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

Associate companies are reflected in the consolidated financial statements using the equity method, whereby Telecom’s share of the post-acquisition net surplus of associates is included in consolidated earnings before interest and tax.

Where the equity accounted carrying amount of an investment in an entity falls below zero, the equity method of accounting is suspended and the investment recorded at zero. If this occurs, the equity method of accounting is not resumed until such time as Telecom’s share of losses and reserve decrements, not recognised during the financial years in which the equity method was suspended, are offset by the current share of profits and reserves.

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

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 STATEMENT OF ACCOUNTING POLICIES (continued)

Acquisition or Disposal During the Year

Where an entity becomes or ceases to be a Telecom Group entity during the year, the results of that entity are included in the net earnings of the Telecom Group from the date that control or significant influence commenced or until the date that control or significant influence ceased.

Revenue Recognition

Telecom recognises revenues as it provides services or delivers products to customers. Billings for telecommunications services (including fixed line, cellular and Internet access billings) are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue is deferred in respect of the portion of fixed monthly charges that have been billed in advance.

Revenue from the sale of prepaid cellular minutes is initially deferred, with recognition occurring when the minutes are used by the customer.

Revenue from directories advertising and related publication costs are recognised upon publication of the directory.

Revenue from installations and connections and related costs are recognised upon completion of the installation or connection. Revenue from equipment sales is recognised upon delivery of equipment to the customer.

Accounts Receivable

Accounts receivable are recorded at expected realisable value after providing for bad and doubtful accounts expected to arise in subsequent accounting periods. The provision for doubtful debts is based on management’s assessment of amounts expected to be uncollectable for specific customers or groups of customers based on age of debt, history of payments, account activity, economic factors and other relevant information.

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

Investments

Long-term investments are stated at cost. Long-term investments include the Company’s investment in subsidiaries.

Investments not expected to be held to maturity are stated at market value, with the resulting gains or losses taken to earnings.

Where, in the opinion of the Directors, there has been an impairment in the value of investments this is recognised in the current period.

Fixed Assets

Fixed assets are valued as follows:

•	The value of fixed assets purchased from the Government was determined on the basis of depreciated replacement cost using estimated remaining lives as at 1 April 1987.

•	Subsequent additions are valued at cost. The cost of additions to plant and equipment and other fixed assets constructed by Telecom consists of all appropriate costs of development, construction and installation, comprising material, labour, direct overhead and transport costs.

•	For each fixed asset project, interest costs incurred during the period required to complete and prepare the fixed asset for its intended use are capitalised as part of the total cost.

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

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

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

Spectrum Licences

Costs incurred on the acquisition of spectrum licences are amortised from the date the underlying asset is held ready for use on a straight-line basis over the periods of their expected benefit.

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

Compensated Absences

The liability for employees’ compensation for future absences, calculated on an actuarial basis, is accrued in respect of employees’ services already rendered and where the obligation relates to rights that may eventually vest.

Research and Development Costs

Research and development costs are charged to earnings as incurred, except where, in the case of development costs, future benefits are expected beyond any reasonable doubt to exceed these costs. Where development costs are deferred, they are amortised over future periods on a basis related to the expected future benefits.

Advertising costs

Advertising costs are expensed as incurred.

Taxation

The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences.

Deferred taxation calculated on a comprehensive basis using the liability method is accounted for on timing differences between the earnings stated in the financial statements and the assessable income computed for taxation purposes.

Future tax benefits are not recognised unless realisation of the asset is virtually certain.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 STATEMENT OF ACCOUNTING POLICIES (continued)

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

Interest rate swaps and cross currency interest rate swaps that hedge an underlying physical exposure are accounted for using the accrual method of accounting. Interest receivable and payable and unamortised discounts under the terms of the interest rate swaps and cross currency interest rate swaps are accrued over the period to which the payments or receipts relate, and are treated as an adjustment to interest expense.

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

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 STATEMENT OF ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior periods’ data have been made to conform to current year classifications.

Changes in Accounting Policies in the Current Financial Year

There have been no changes in accounting policy during the year ended 30 June 2003. The accounting policies used in the preparation of the financial statements for the year ended 30 June 2003 are consistent with those used in the preparation of the financial statements for the year ended 30 June 2002.

Change in Accounting Policies in the Previous Financial Year

Taxation

During the year ended 30 June 2002, Telecom changed its policy for accounting for deferred taxation to adopt the comprehensive method. Previously the partial method was used. This change was made to adopt the preferred method in New Zealand Statement of Standard Accounting Practice (“SSAP”) 12 “Accounting for Income Tax” and reflected changes in Telecom’s assets that previously gave rise to unrecognised timing differences under the partial method of accounting. The impact of this change was to reduce tax expense for the year ended 30 June 2002 and decrease the deferred tax liability at 30 June 2002 by $8 million.

Except for the change in accounting policy referred to above, the accounting policies used in the preparation of the financial statements for the years ended 30 June 2003 and 2002 are consistent with those used in the preparation of the published financial statements for the year ended 30 June 2001.

NOTE 2 CALLING AND OTHER OPERATING REVENUES

	Telecom Group
	Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $
Calling
National	1,090	1,178	1,181
International	401	531	568
Other	51	54	67

	1,542	1,763	1,816

Other operating revenues
Resale	278	399	361
Directories	207	198	188
Equipment	73	78	63
Miscellaneous other	132	190	166
Dividends from associates	—	—	245
Dividends from other investments	3	3	6

	693	868	1,029

International Revenue

Included within international calling revenue is the net margin on “new age transit” traffic. New age transit revenue is generated where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers’ networks. Telecom receives an inwards payment from the originating carrier and makes an outpayment to the terminating carrier. The net of these payments is recorded within Telecom’s international revenue. Gross payments under new age transit arrangements are shown below.

	Telecom Group
	Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $
Inwards payments	254	302	258
Outpayments	(211)	(240)	(217)

New age transit margin	43	62	41

Miscellaneous Other Revenue

Miscellaneous other revenue for the year ended 30 June 2002 included net gains of $34 million recognised on the prepayment of Telecom’s scheduled payment obligations relating to cross border finance leases. A similar lease was prepaid in the year ended 30 June 2001 resulting in a gain of $20 million.

Dividends From Associates

Dividends from associates represent dividends received from Telecom’s investment in the Southern Cross Cable Network. Total dividends of $263 million were received during the year ended 30 June 2001. The first $18 million was applied to the carrying value of Telecom’s equity investment reducing it to nil, resulting in suspension of the equity method. Remaining dividends of $245 million were included in other operating revenues.

Parent Company

Operating revenues for the year ended 30 June 2003 include $693 million of dividends received from subsidiary companies and $2,141 million being the gain on sale of Telecom brands and intellectual property to Telecom IP Limited, a subsidiary company. The brands and intellectual property were transferred to Telecom IP Limited at fair value determined on a value in use basis by independent valuers, Interbrand Limited.

Operating revenues for the year ended 30 June 2002 include a profit on the intra-group sale of a subsidiary company of $383 million and dividends received from subsidiary companies totalling $497 million.

NOTE 3 OPERATING EXPENSES

Labour

Included in labour costs are pension contributions of $2 million to the New Zealand Government Superannuation Fund (30 June 2002: $2 million, 30 June 2001: $2 million) and $9 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992, (30 June 2002: $10 million, 30 June 2001: $10 million). Telecom has no other obligations to provide pension benefits in respect of present employees.

Other Operating Expenses

	Telecom Group
	Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $
Other operating expenses include:
Lease and rental costs	42	48	52
Research and development costs	7	8	11
Advertising costs	92	85	92
Foreign exchange gains	(1)	(26)	(4)
Bad debts written off	53	65	32
Increase/(decrease) in provision for doubtful accounts	3	(5)	21
Provision for inventory obsolescence	(2)	—	—
Loss on disposal of fixed assets	2	—	3
Auditors’ remuneration:
Audit fees paid to principal auditors	2	2	1
Fees paid for other services provided by principal auditors	—	3	5
Directors’ fees	1	1	1

Donations

The donation expense for the year was $274,000 (30 June 2002: $167,000, 30 June 2001: $54,000). In addition, Telecom makes available telecommunications services free of charge or at reduced rates to the community, principally the 111 emergency service, and also provides substantial support to educational and charitable organisations.

NOTE 4 ABNORMAL ITEMS

	Telecom Group
	Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $
Abnormal Revenues
Revenue recognition	—	—	(12)

	—	—	(12)

Abnormal Expenses
Write-down of goodwill and other AAPT assets	—	850	—
Close-down of CDMA rollout in Australia	—	12	215
Write-off of network assets and project costs	—	—	41

	—	862	256

NOTE 4 ABNORMAL ITEMS (continued)

Abnormal Revenues

Revenue Recognition – Change in Accounting Policy

In June 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Previously, revenue on these products is recognised at the time of sale and billing respectively. Under the revised policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided. This change was made to align with international accounting guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom’s other products.

The impact of this change in accounting policy was a one-off deferral of revenue of $12 million. This was made up of a deferral of cellular revenue of $10 million and Internet revenue of $2 million.

Abnormal Expenses

Write-down of goodwill and other AAPT assets

In 2002 Telecom performed a review of the carrying value of assets included in the consolidated financial statements as a result of the acquisition of AAPT. An assessment of the fair value of AAPT was performed based on the discounted expected future cash flows of AAPT. It was determined that the fair value of AAPT was less than the carrying value in the consolidated financial statements and that this shortfall was other than temporary. Accordingly, a write-down of $850 million was included in the financial results for the year ended 30 June 2002. This diminution in value reflected significant negative industry and economic trends impacting AAPT’s operations and expected future growth rates for the Australian telecommunications market.

The apportionment of this write-down is shown below:

(Dollars in millions)	2002 $
(i) Advance to associate	133
(ii) Spectrum licences	124
(iii) Goodwill	593

850

(i)	AAPT has provided a shareholder advance to its associate AOL|7 totalling A$115 million (NZ$133 million). This sum is not expected to be recoverable.

(ii)	Where changing network construction plans meant that spectrum was no longer expected to be utilised, or where the present value of expected cash flows to be generated from use of spectrum did not support the carrying value of the asset, spectrum licences were written down to expected recoverable amount.

(iii)	The remainder of the difference between the assessed fair value of AAPT and the carrying value in the Telecom Group financial statements, after allowing for the other asset write-downs described above, was recorded as a write-down in the value of goodwill arising from Telecom’s acquisition of AAPT.

Close-down of CDMA rollout in Australia

In May 2001, Telecom announced that AAPT and Lucent Technologies (“Lucent”) had agreed to close-down the rollout of the Australian CDMA mobile network and to work co-operatively together to resolve outstanding issues.

NOTE 4 ABNORMAL ITEMS (continued)

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

In the year ended 30 June 2002 an additional charge of $12 million was recognised to reflect the final cost of closing down the CDMA network. This resulted from greater than expected losses incurred on the disposal of equipment acquired as part of the CDMA project. The CDMA close-down has now been completed and no further costs are expected to arise from it.

Write-off of network assets and project costs

As part of a review of network assets in the year ended 30 June 2001, certain assets were identified as no longer being required for business operations. These assets were determined to have no residual value and were fully written-off at 30 June 2001.

The majority of the write-off related to assets acquired in connection with the deployment of residential hybrid fibre/coax (“HFC”) cable by First Media Limited (a wholly owned Telecom subsidiary). A decision was made in 1998 to discontinue the deployment and the costs of terminating the roll-out and reorganising First Media Limited were provided for in the financial year ended 31 March 1998. The cable assets were retained for the provision of future services, however the usage of these assets subsequently fell to minimal levels and the decision was taken to decommission the network. A total charge of $22 million was included in the results for the year ended 30 June 2001, representing the cost of writing off HFC cables and network equipment and minor decommissioning costs.

The remainder of the abnormal charge represented the costs of writing off other network equipment made surplus by changing business requirements and the cost of expensing accumulated balances in respect of projects that did not result in capitalisable assets to the Group.

NOTE 5 DEPRECIATION AND AMORTISATION

	Telecom Group
	Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $
Depreciation (see Note 13)	754	704	619
Amortisation (see Note 12)	66	111	103

	820	815	722

NOTE 6 INTEREST

	Telecom Group Year ended 30 June
(Dollars in millions)	2003$	2002$	2001$
Interest expense:
Fixed loans	298	276	249
Finance leases	—	—	1
Other interest	31	66	144
Capital notes	67	82	82
Convertible notes	16	16	2

	412	440	478
Less interest capitalised	(5)	(10)	(44)

Total interest expense	407	430	434

Parent Company

Interest income and interest expense comprise interest received from and paid to subsidiary companies.

NOTE 7 INCOME TAX

The income tax expense / (credit) is determined as follows:

	Telecom Group Year ended 30 June			Parent Company Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $	2003 $	2002 $
Earnings before income tax
Domestic	1,084	1,050	858	2,638	731
Foreign	19	(875)	86	—	—

	1,103	175	944	2,638	731

Tax at current rate of 33%	364	58	312	871	241
Adjustments to taxation for permanent differences:
Intercompany dividends	—	—	—	(229)	(164)
Write-down of goodwill and other AAPT assets	—	281	—	—	—
Gain on sale of brands	—	—	—	(707)	—
Gain on sale of subsidiary	—	—	—	—	(126)
Amortisation of goodwill	22	37	34	—	—
Other	5	(11)	(63)	5	(1)

Income tax expense / (credit)	391	365	283	(60)	(50)

The income tax expense / (credit) is represented by:
Current taxation	345	312	287	(60)	(50)
Deferred taxation	50	62	(1)	—	—
Overprovided in prior years	(4)	(1)	(3)	—	—
Change in accounting policy	—	(8)	—	—	—

	391	365	283	(60)	(50)

Deferred income tax expense / (credit) results from the following:
Depreciation	41	51	(6)	—	—
Provisions, accruals and other	7	4	1	—	—
Year 2000 expenditure	2	7	2	—	—
Restructuring provisions	—	—	2	—	—

	50	62	(1)	—	—

NOTE 7 INCOME TAX (continued)

	Telecom Group 30 June		Parent Company 30 June
(Dollars in millions)	2003$	2002$	2003$	2002$
Current taxation:
Balance at the beginning of the year	9	12	—	—
Total taxation (expense) / credit in the current year	(345)	(312)	60	50
Taxation paid	307	304	—	—
Supplementary dividend tax credit
– previous year fourth quarter final	13	12	13	12
– first, second and third quarter interims	37	38	37	38
Transfers with subsidiary companies	—	—	(82)	(50)
Supplementary dividend tax credit offset with subsidiary companies	—	—	(52)	(50)
Over provided in prior year	10	5	—	—
Transfer from deferred taxation	(6)	(18)	—	—
Other	(16)	(32)	—	—

Prepaid income tax(see Note 9)/(tax payable)	9	9	(24)	—

Prepaid income tax/tax payable balances consist of the following:
Domestic	12	11	(24)	—
Foreign	(3)	(2)	—	—

	9	9	(24)	—

	Telecom Group 30 June		Parent Company 30 June
(Dollars in millions)	2003$	2002$	2003$	2002$
Deferred taxation:
Balance at the beginning of the year	(71)	(23)	—	—
Provided in the current year	(50)	(62)	—	—
Transfer to current taxation	6	18	—	—
Under provided in prior year	(6)	(4)	—	—
Change in accounting policy	—	8	—	—
Other	(6)	(8)	—	—

Deferred taxation	(127)	(71)	—	—

Deferred taxation balances consist of the following:
Depreciation	(186)	(145)	—	—
Provisions, accruals and other	43	47	—	—
Year 2000 expenditure	—	2	—	—
Tax losses in overseas subsidiary	16	25	—	—

	(127)	(71)	—	—

Domestic	(152)	(112)	—	—
Foreign	25	41	—	—

	(127)	(71)	—	—

In accordance with the Income Tax Act 1994, Telecom received tax credits from the Inland Revenue Department equivalent to the supplementary dividends paid.

NOTE 7 INCOME TAX (continued)

The Telecom Group has not recognised in its deferred taxation balance the tax effect of accumulated losses and timing differences in overseas subsidiaries amounting to $52 million at 30 June 2003 (30 June 2002: $78 million), based on the relevant corporation tax rate of the overseas subsidiary’s country of residence. Obtaining the benefits of the deferred tax balance is dependent upon deriving sufficient assessable income, meeting conditions for deductibility and complying with relevant tax legislation.

NOTE 8 SHORT-TERM INVESTMENTS

	Telecom Group 30 June
(Dollars in millions)	2003 $	2002 $
Short-term deposits	55	220
Government securities	9	10

	64	230

NOTE 9 RECEIVABLES AND PREPAYMENTS

	Telecom Group 30 June
(Dollars in millions)	2003 $	2002 $
Trade receivables	670	822
Less allowance for doubtful accounts	(76)	(73)

	594	749
Unbilled rentals and tolls	240	216
Prepaid income tax (see Note 7)	9	9
Prepaid expenses and other receivables	86	137

	929	1,111

NOTE 10 INVENTORIES

	Telecom Group 30 June
(Dollars in millions)	2003 $	2002 $
Maintenance materials and consumables	4	1
Goods held for resale	15	10
Revenue work in progress	9	12
Materials for self-constructed assets	16	18

	44	41
Less provision for inventory obsolescence	(2)	(7)

	42	34

NOTE 11 LONG-TERM INVESTMENTS

	Telecom Group 30 June		Parent Company 30 June
(Dollars in millions)	2003 $	2002 $	2003 $	2002 $
International telecommunications investments	14	18	—	—
Associate companies (see Note 23):
Advances (see Note 22)	109	127	—	—
Shares in listed companies (refer below)	356	359	356	359
Other long-term investments	468	362	—	—
Subsidiary companies (see Note 23):
Shares	—	—	3,601	3,645
Term advances, net	—	—	3,871	1,418

	947	866	7,828	5,422

Other long-term investments includes Telecom’s 19.9% stake in Hutchison 3G Australia Limited of A$400 million (30 June 2002: A$250 million).

Associate Company Investments

	Telecom Group 30 June
(Dollars in millions)	2003 $	2002 $
Cost of investment in associates	46	46
Opening balance of share of associates’ equity	(46)	(45)
Share of associates’ losses	—	(1)

Equity accounted value of the investment	—	—

Shares in Listed Companies

Telecom holds a 12% stake in Sky Network Television Limited (“Sky”). At 30 June 2003, based on the Sky share price of $4.35, the market value of Telecom’s investment in Sky was $203 million (30 June 2002: $203 million, based on a share price of $4.35).

Telecom holds a 9% stake in Independent Newspapers Limited (“INL”). At 30 June 2003, based on the INL share price of $4.28, the market values of Telecom’s investment in INL was $166 million (30 June 2002: $145 million based on a share price of $3.75).

At 30 June 2002, Telecom held a 2% stake in eVentures. This investment was liquidated in the current year.

NOTE 12 INTANGIBLES

	Telecom Group 30 June
(Dollars in millions)	2003 $	2002 $
Goodwill	980	1,059
Spectrum licences	38	38

	1,018	1,097

NOTE 12 INTANGIBLES (continued)

Goodwill

	Telecom Group 30 June
(Dollars in millions)	2003 $	2002 $
Balance at beginning of year	1,059	1,878
Amortisation	(66)	(111)
Write-down (refer Note 4)	—	(593)
Other	(1)	—
Foreign currency translation adjustment	(12)	(115)

Balance at end of year	980	1,059

Goodwill balance is comprised of:
Goodwill at cost	2,084	2,085
Accumulated amortisation	(950)	(884)
Accumulated foreign currency translation adjustments	(154)	(142)

Goodwill balance at end of year	980	1,059

NOTE 13 FIXED ASSETS

	Telecom Group
(Dollars in millions)	Tele–communications equipment $	Freehold land $	Buildings $	Other fixed assets $	TOTAL $
Cost	9,354	108	589	1,154	11,205
Capital work in progress	88	—	15	85	188
Less accumulated depreciation	(5,554)	—	(279)	(925)	(6,758)

Net book value at 30 June 2003	3,888	108	325	314	4,635

Depreciation expense 2003	595	—	20	139	754

Cost	8,995	110	607	1,050	10,762
Capital work in progress	180	—	17	83	280
Less accumulated depreciation	(5,123)	—	(281)	(812)	(6,216)

Net book value at 30 June 2002	4,052	110	343	321	4,826

Depreciation expense 2002	561	—	24	119	704

Values Ascribed to Land and Buildings

Telecom’s properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network. The Directors estimate that the fair valuation of land and buildings (excluding properties designated for disposal) is approximately equivalent to their net book value as at 30 June 2003, taking into account their integral value to the network.

Included in land and buildings at 30 June 2003 are properties held for sale of $1 million (30 June 2002: $8 million).

Operating Leases

Included in telecommunications equipment at 30 June 2003 is equipment (principally customer premises equipment) leased to customers under operating leases with a cost of $461 million (30 June 2002: $392 million) together with accumulated depreciation of $334 million (30 June 2002: $299 million).

Included in buildings at 30 June 2003 are buildings on leasehold land with a cost of $11 million (30 June 2002: $18 million) together with accumulated depreciation of $3 million (30 June 2002: $3 million).

NOTE 13 FIXED ASSETS (continued)

Finance Leases

Included in telecommunications equipment at 30 June 2003 are assets capitalised under finance leases with a cost of $1,330 million (30 June 2002: $1,409 million) together with accumulated depreciation of $510 million (30 June 2002: $639 million). This amount includes capacity acquired from Southern Cross (refer Note 20), with a cost of $370 million (30 June 2002: $274 million) and accumulated depreciation of $41 million (30 June 2002: $18 million) (refer Note 22).

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

Under the State Owned Enterprises Act 1986, the Governor General of New Zealand, if satisfied that any land or interest in land held by Telecom is waahi tapu (being land of special spiritual, cultural or historical tribal significance), may declare by Order in Council that the land be resumed by the Government, with compensation payable to Telecom under the provisions of the Public Works Act 1981. Telecom would expect to negotiate with the new Maori owners for continued occupancy rights of any sites resumed by the Government.

NOTE 14 ACCOUNTS PAYABLE AND ACCRUALS

	Telecom Group 30 June
(Dollars in millions)	2003 $	2002 $
Trade accounts payable	730	896
Accrued personnel costs	92	93
Revenue billed in advance	74	77
Accrued interest	67	79
Other accrued expenses	20	85

	983	1,230

Parent Company Accounts payable and accruals comprise tax payable, non-resident withholding tax and other sundry payable balances. NOTE 15 PROVISIONS

	Telecom Group 30 June
(Dollars in millions)	2003 $	2002 $
Provision for close-down of CDMA rollout in Australia	—	5

	—	5

Close-down of CDMA rollout in Australia

During the year ended 30 June 2001, estimated costs of $56 million were identified in relation to the close-down of the Australian CDMA rollout, the majority of which relates to the cost of settling lease liabilities and other non-cancellable commitments. During the year ended 30 June 2002, costs of $51 million were charged against this provision. Costs of $5 million were charged against the provision in the year ended 30 June 2003.

NOTE 16 DEBT DUE WITHIN ONE YEAR

	Telecom Group 30 June
(Dollars in millions)	2003 $	2002 $
Long-term debt maturing within one year (see Note 17):
Bonds and other loans	434	581

	434	581
Short-term debt:
Australian commercial paper	109	156
Other commercial paper	—	323
Notes	—	118
Other loans	3	—

	112	597

	546	1,178

The weighted average interest rates at 30 June 2003 were 4.87% for Australian commercial paper and 4.80% for other loans. The weighted average interest rates at 30 June 2002 (inclusive of the effects of hedging) were 4.84% for Australian commercial paper, 4.85% for other commercial paper and 5.85% for notes.

Australian commercial paper comprises amounts issued under the AAPT Finance Pty Limited A$800 million Commercial Paper and Medium Term Note Programme (guaranteed by AAPT Limited) and Telecom’s A$1.5 billion Short Term Note and Medium Term Note Programme. Issues outstanding at 30 June 2003 and 30 June 2002 are denominated in Australian dollars.

Other commercial paper comprised amounts issued under Telecom’s US$1 billion European Commercial Paper Programme and Telecom’s $200 million Asian Commercial Paper Programme. Issues outstanding at 30 June 2002 were denominated in US dollars and are stated inclusive of the effect of hedging transactions.

Notes comprised amounts issued under Telecom’s $500 million note facility.

Other loans consisted of short-term bank borrowings denominated in Australian dollars.

As at 30 June 2003 Telecom had committed stand-by credit facilities of US$400 million with various major banks. Telecom also had committed overdraft facilities of $20 million with New Zealand banks and A$40 million with Australian banks. There are no material compensating balance requirements associated with these facilities.

None of Telecom’s debt due within one year is secured.

NOTE 17 LONG-TERM DEBT

	Telecom Group 30 June
(Dollars in millions)	2003 $	2002 $
TeleBonds	419	448
Eurobonds	232	298
Euro Medium Term Notes	3,164	2,873
Swiss franc issue	—	150
Convertible Notes	300	300
Capital Notes	677	950
Other loans	2	25

	4,794	5,044
Less unamortised discount	(28)	(29)

	4,766	5,015
Less long-term debt maturing within one year (see Note 16)	(434)	(581)

	4,332	4,434

Schedule of Maturities:
Due 1 to 2 years (8.44%*)	809	434
Due 2 to 3 years (7.45%*)	543	806
Due 3 to 4 years (8.52%*)	702	554
Due 4 to 5 years (7.00%*)	617	700
Due over 5 years (8.00%*)	1,661	1,940

Total due after one year (7.96%*)	4,332	4,434

(* weighted average effective interest rate for Telecom Group – includes the effect of hedging transactions, see Note 19)

None of Telecom’s long-term debt is secured.

TeleBonds

TCNZ Finance Limited, a subsidiary of the Company, has issued bonds (“TeleBonds”) to institutional and retail investors. These have been issued as income, compounding, or zero coupon bonds. TeleBonds have interest rates ranging from 6.25% to 9.60% and maturity dates between April 2004 and April 2016.

Eurobonds

Eurobonds are issued by TCNZ Finance Limited and have the following interest rates and maturity dates:

	Telecom Group 30 June
(Dollars in millions)	2003$	2002$
9.25% due 1 July 2002	—	66
7.5% due 14 July 2003	82	82
6.75% due 11 October 2005	150	150

	232	298

Eurobonds issued with a maturity of 11 October 2005 are denominated in US dollars. A cross currency interest rate swap has been entered into to manage the currency and interest rate risk exposure. The effective NZ dollar interest rate for the issue is 8.44%. All other issues are denominated in NZ dollars.

NOTE 17 LONG-TERM DEBT (continued)

Euro Medium Term Notes

TCNZ Finance Limited launched a US$1 billion Euro Medium Term Note (“EMTN”) programme in March 2000. In May 2001 the programme was increased to US$2 billion. Both public debt transactions and private placements can be issued under the programme.

	Telecom Group 30 June
(Dollars in millions)	2003 $	2002 $
5.5% due 19 April 2005, euro denominated	769	769
6.0% due 14 March 2006, GBP denominated	332	332
1.85% due 5 June 2007, yen denominated	412	412
6.125% due 12 December 2008, GBP denominated	690	690
6.75% due 14 December 2011, USD denominated	553	559
5.625% due 14 May 2018, GBP denominated	346	—
Various private placements	62	111

	3,164	2,873

The private placements are denominated in yen and have interest rates ranging from 0.3% to 2.0% with maturity dates ranging from 24 May 2004 to 8 June 2009.

Cross currency and interest rate swaps have been entered into to manage the EMTN’s currency and interest rate risk exposures. The effective interest rates range from 6.42% to 9.06%.

Swiss Franc Issue

A Swiss franc bond was issued by TCNZ Finance Limited with the following interest rate and maturity date:

	Telecom Group 30 June
(Dollars in millions)	2003 $	2002 $
3.25% due 27 May 2003	—	150

Cross currency and interest rate swaps were entered into to manage the currency and interest rate risk exposure. The effective NZ dollar interest rate for this issue was 8.07%. It was repaid on 27 May 2003.

Convertible Notes

In May 2001, Telecom New Zealand Finance Limited, a Telecom financing subsidiary, issued NZ dollar denominated convertible notes for an aggregate principal amount of $300 million. The notes were issued for a term of seven years and pay a fixed coupon of 5.4%. The notes mature in 2008, at which point the holder can elect to either have the notes redeemed in cash or converted into ordinary shares in the Company at a conversion rate of $8.275 per share equating to 36 million ordinary shares. These notes are subordinated to other indebtedness of Telecom and rank equally with Capital Notes.

NOTE 17 LONG-TERM DEBT (continued)

Capital Notes

	Telecom Group 30 June
(Dollars in millions)	2003 $	2002 $
Various NZ dollar TeleNotes	421	438
6.50% due 10 February 2008 Restricted Capital Securities	256	256
6.25% due 10 February 2003 Restricted Capital Securities	—	256

	677	950

TCNZ Finance Limited (“the Issuer”), Telecom’s main financing subsidiary, has issued long-term fixed interest unsecured subordinated capital notes (“TeleNotes”).

TeleNotes are issued for an initial term at the end of which the Issuer can, at its sole discretion, redeem the TeleNotes including any unpaid interest for cash, offer investors the option of continuing to hold the TeleNotes for a new term and at a new yield or redeem the TeleNotes including any unpaid interest by subscribing for and procuring the issue of ordinary shares in the Company to the noteholders at a price equivalent to 90% of the average closing price of the Company’s shares in the 10 business days preceding the election date.

An initial issue was completed in May 1997 in the New Zealand market for an aggregate principal amount of face value $275 million. The TeleNotes were issued for an initial term of approximately seven years and with a fixed coupon of 8.5%. Further issues were made between May 1997 and September 1997 for an aggregate principal amount of face value $169 million for initial terms of approximately five to nine years and with fixed coupons ranging from 7.05% to 8.50%. In February 1998 $6 million of TeleNotes were repurchased by the issuer. In September 2002 $17 million of TeleNotes reached the end of their initial term, and were redeemed for cash. TeleNotes with a total face value of $421 million remain on issue.

In February 1998, Telecom New Zealand Finance Limited, issued to certain qualified institutional buyers in the United States of America, under an Offering Memorandum pursuant to US SEC Rule 144A, an aggregate principal amount of face value US$150 million 6.25% Restricted Capital Securities and US$150 million 6.5% Restricted Capital Securities for an initial term of five and ten years respectively. The US$150 million 6.25% Restricted Capital Securities were redeemed for cash in the current year.

Telecom entered into cross currency interest rate swaps to convert the proceeds of each US$150 million issue into NZ$256 million. The effective interest rate for the remaining US$150 million 6.5% Restricted Capital Securities ten year issue is 8.14%. The Restricted Capital Securities rank pari passu with the TeleNotes issued in New Zealand and are similar in all material respects.

Other Loans

Other loans have interest rates ranging from 1.0% to 2.74% and maturity dates between July 2003 and June 2007.

NOTE 18 EQUITY

Kiwi Share

A special rights convertible preference share (the “Kiwi Share”) was created on 11 September 1990 and is registered in the name of, and may only be held by, the Minister of Finance on behalf of the Crown. The consent of the holder of the Kiwi Share is required for the amendment, removal or alteration of the effect of certain provisions of the Company’s Constitution which was adopted upon re-registration on 27 September 1996 under the Companies Act 1993.

The Company’s Constitution also contains provisions that require Telecom to observe certain principles relating to the provision of telephone services and their prices, and that require the consent of the holder of the Kiwi Share and the Board of Telecom for a person to become the holder of an interest in 10% or more of the voting shares in Telecom.

The holder of the Kiwi Share is not entitled to vote at any meetings of the Company’s shareholders nor participate in the capital or profits of the Company, except for repayment of $1 of capital upon a winding up. The Kiwi Share may be converted to an ordinary share at any time by the holder thereof, at which time all rights and powers attached to the Kiwi Share will cease to have any application.

Contributed Capital

Movements in the Company’s issued ordinary shares were as follows:

	Telecom Group 30 June 2003		Telecom Group 30 June 2002
(Dollars in millions)	Number	Value $	Number	Value $
Shares at the beginning of the year	1,873,408,127	1,562	1,856,794,360	1,482
Shares issued under the dividend reinvestment plan	31,673,764	145	16,301,970	79
Shares issued under the restricted share scheme	181,557	1	286,139	1
Shares issued under the Australian executive option scheme	29,197	—	25,658	—
Issue of new shares upon exercise of options	33,675	—	—	—

Shares at the end of the year	1,905,326,320	1,708	1,873,408,127	1,562

Each of the ordinary shares confers on the holder the right to vote at any general meeting of the Company except that the Company’s Constitution provides for certain restrictions on voting, including where a holder holds more than 10% of the ordinary shares in breach of shareholding limitations.

Foreign Currency Translation Reserve

Movements in Telecom’s foreign currency translation reserve are reconciled below:

	Telecom Group Year ended 30 June
(Dollars in millions)	2003 $	2002 $
Balance at beginning of year	(203)	(12)
Net exchange difference on translation of independent overseas subsidiaries	(73)	(253)
Hedge of net investment in an independent overseas subsidiary	50	92
Tax effect of hedge of net investments	(17)	(30)

Total movement for year	(40)	(191)

Balance at end of year	(243)	(203)

NOTE 18 EQUITY (continued)

Telecom Incentive Schemes

Telecom has operated a share option scheme since 1994. During the year ended 30 June 2002, Telecom also established the Telecom Restricted Share Scheme and Telecom Australian Executive Option Scheme.

Telecom Share Option Scheme

Telecom has operated an executive share option scheme whereby certain key executives are granted a number of options to purchase ordinary shares in the Company. During the year ended 30 June 2002 the scheme was expanded to give both key executives and senior employees the option to participate in the scheme. Each option granted will convert to one ordinary share on exercise (provision is made for adjustment in certain circumstances). A participant may exercise his or her options (subject to employment conditions) any time during a prescribed period commencing at least one year from the date on which the options are conferred. Options have been issued with a maximum term of six years. New ordinary shares will be issued in accordance with the Constitution upon the exercise of options. The price payable on exercise will be equivalent to the average daily closing price of Telecom shares reported on the New Zealand Exchange for the business days in the month immediately preceding the date on which options are granted (subject to adjustment if the shares traded “cum dividend”). The options granted are determined by a committee of the Board of Directors pursuant to the share option scheme.

Information regarding options granted under the share option scheme is as follows:

	Option price* $	Number of options
As at 30 June 2000	7.97	6,734,075
Granted	6.55	6,390,927
Lapsed	7.17	(1,788,880)

As at 30 June 2001	7.30	11,336,122
Granted	4.72	12,694,320
Lapsed	5.94	(3,312,680)

As at 30 June 2002	5.94	20,717,762
Granted	4.92	14,514,314
Exercised	4.70	(33,675)
Lapsed	5.98	(4,848,123)

As at 30 June 2003	5.33	30,350,278

	Options outstanding				Options currently exercisable
Period Granted	Options outstanding	Price range $	Price * $	Remaining life* (years)	Options exercisable	Price * $
1 April 1997 – 31 March 1998	259,152	7.93 – 8.42	7.96	0.6	259,152	7.96
1 April 1998 – 31 March 1999	921,937	7.85 – 9.17	8.40	1.1	921,937	8.40
1 April 1999 – 30 June 1999	1,804,328	8.12	8.12	1.8	1,804,328	8.12
1 July 1999 – 30 June 2000	380,687	7.87 – 8.54	8.32	2.3	380,687	8.32
1 July 2000 – 30 June 2001	3,987,761	5.19 – 7.86	6.29	2.9	3,761,673	6.60
1 July 2001 – 30 June 2002	9,609,959	4.70 – 6.19	4.72	4.2	2,445,733	4.72
1 July 2002 – 30 June 2003	13,386,454	4.43 – 5.27	4.91	5.1	16,063	5.27

	30,350,278				9,589,573

*	Weighted average

NOTE 18 EQUITY (continued)

Telecom Restricted Share Scheme

In September 2001 the Telecom Restricted Share Scheme (“RSS”) was introduced for selected executives and senior employees of the Group. Under the RSS, company shares are issued to Telecom Trustee Limited, a Telecom subsidiary and purchased by participants using funds lent to them by the company and held on their behalf by Telecom Trustee Limited. Under the RSS the length of retention period before awards vest is flexible. Awards may vest in annual tranches. The price for each share under the RSS is the average end of day market price of Telecom shares reported on the New Zealand Exchange for the days on which the exchange is open for trading in the month immediately preceding the date on which the share is allocated. If the individual is still employed by the Group at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. The balance of the loans owing to the Group at 30 June 2003 is $2 million (30 June 2002: $1 million). The shares awarded are determined by a committee of the Board of Directors pursuant to the RSS.

Information regarding shares awarded under the RSS is as follows:

Number of shares
As at 30 June 2001	—
Awarded pursuant to RSS	344,757
Lapsed	(58,618)

Unvested shares at 30 June 2002	286,139
Awarded pursuant to RSS	197,045
Lapsed	(25,519)
Vested	(7,891)

Unvested shares at 30 June 2003	449,774

Percentage of total ordinary shares	0.02%

Telecom Australian Executive Option Scheme

The Telecom Australian Executive Option Scheme (“AEOS”) was introduced for selected executives and senior employees of the Group in September 2001. Under the scheme, participants are granted the option to purchase company shares at a strike price of $nil. Under the AEOS the exercise date and lapse date of each option is variable. Except under special circumstances, the options will be exercisable at the end of a specified period only if the individual is still employed by the Group. The options granted are determined by a committee of the Board of Directors pursuant to the AEOS.

Information regarding options granted under the AEOS is as follows:

	Option price $	Number of options
As at 30 June 2001		—
Granted	Nil	361,535
Exercised	Nil	(25,658)
Lapsed	Nil	(61,377)

As at 30 June 2002	Nil	274,500
Granted	Nil	262,899
Exercised	Nil	(29,197)
Lapsed	Nil	(81,678)

As at 30 June 2003	Nil	426,524

NOTE 18 EQUITY (continued)

	Options outstanding			Options currently exercisable
Period Granted	Options outstanding	Price $	Remaining life* (years)	Options exercisable	Price $
1 July 2001 – 30 June 2002	179,311	Nil	1.3	—	—
1 July 2002 – 30 June 2003	247,213	Nil	2.2	—	—

	426,524			—

* Weighted average

Dividends

Dividends declared and provided by the Company are as follows:

	Telecom Group Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $
Previous year fourth quarter dividend paid	94	93	—
Supplementary dividend	13	13	—
First quarter dividend paid	94	93	88
Supplementary dividend	13	13	10
Second quarter dividend paid	94	93	88
Supplementary dividend	13	12	11
Third quarter dividend paid	94	94	93
Supplementary dividend	13	12	13

Total dividends	428	423	303

Fourth quarter dividend declared subsequent to balance date not provided for (see Note 27)	95	94	93
Dividends per share (including dividends declared but not provided for, but excluding supplementary dividends)	20.0 cents	20.0 cents	20.0 cents

Telecom receives an equivalent tax credit from the Inland Revenue Department for the amount of supplementary dividends paid.

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan in the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2003, 31,673,764 shares with a total value of $145 million were issued in lieu of a cash dividend (30 June 2002: 16,301,970 shares and $79 million). This amount is excluded from dividends paid in the Statement of Cash Flows.

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

The majority of Telecom’s long-term debt has been issued in foreign currencies. Telecom enters into cross currency interest rate swaps to convert issue proceeds into a floating rate New Zealand dollar or Australian dollar exposure. New Zealand dollar and Australian dollar interest rate swaps are used to convert floating rate exposure into fixed rate exposure where it is considered appropriate. As a result of these hedging activities the majority of Telecom’s long-term debt is subject to fixed interest rates.

Telecom enters into forward exchange contracts to protect it from the risk that the eventual New Zealand dollar net cash flows resulting from purchases from foreign suppliers and short-term foreign currency borrowings will be adversely affected by changes in exchange rates. Forward exchange contracts are also used to maintain an appropriate level of assets and liabilities in particular currencies.

The notional principal or contract amounts outstanding are as follows:

		Telecom Group 30 June
(Dollars in millions)	Maturities	2003 $	2002 $
Cross currency interest rate swaps	2004-2018	3,570	3,687
Interest rate swaps	2003-2011	3,108	3,345
Forward exchange contracts	2003-2005	1,474	2,061

The notional amounts of interest rate swaps do not represent amounts exchanged by the parties, and therefore, are not a direct measure of the exposure of Telecom through its use of derivative financial instruments. The amounts exchanged are calculated on the basis of the notional principal amounts and the other terms of the instruments, which relate to interest rates.

Parent Company

The Parent Company had no derivative contracts outstanding at 30 June 2003 and 2002.

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

Telecom has certain derivative transactions that are subject to bilateral credit support agreements that require Telecom or the counterparty to post collateral to support mark-to-market valuation differences. No collateral has been posted by Telecom or any counterparty in the year ended 30 June 2003.

Financial instruments which potentially subject Telecom to credit risk consist principally of cash, short-term investments, advances to associate companies, trade receivables and various off-balance sheet instruments. Telecom places its cash, short-term investments and off-balance sheet hedging instruments with high credit quality financial institutions and sovereign bodies and limits the amount of credit exposure to any one financial institution. Telecom has no significant concentrations of credit risk in respect of any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers included in Telecom’s customer base.

NOTE 19 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Fair Values of Financial Instruments

The estimated fair values of Telecom’s financial instruments, which differ from the carrying values, are as follows:

	Telecom Group 30 June
	2003		2002
(Dollars in millions)	Carrying value $	Fair value $	Carrying value $	Fair value $
Applicable financial instruments on the balance sheet:
Long-term investments - shares in listed companies	356	369	359	350
Long-term debt (see Note 17)	(4,766)	(4,746)	(5,015)	(5,187)
Financial instruments with off-balance sheet risk:
Interest rate swaps	(15)	(247)	(16)	(112)
Cross currency interest rate swaps	14	(193)	27	171
Foreign currency forward exchange contracts	(15)	(28)	15	18

In addition to the above carrying value of long-term debt, accrued interest payable of $90 million (30 June 2002: $111 million) is recorded in the Statement of Financial Position.

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

Long-Term Debt

The fair value of long-term debt is calculated based off market prices for interest rate swaps with similar maturities plus a credit margin to reflect the rates available to Telecom for similar debt securities. The fair value of Convertible Notes also includes an estimate of the value of the embedded option to convert the notes to ordinary shares.

Cross Currency Interest Rate Swaps, Interest Rate Swaps and Forward Exchange Contracts

The fair values are estimated on the basis of the quoted market prices of these instruments.

The carrying value of the cross currency interest rate swaps and interest rate swaps represents the accrued interest and unamortised discount on these instruments.

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

(Dollars in millions)	Weighted effective interest rate	Within 1 year $	1-2 years $	2-3 years $	3-4 years $	4-5 years $	Greater than 5 years $	Total $
Financial assets:
Cash balances	4.71%	120	—	—	—	—	—	120
Investments	2.35%	173	—	—	—	—	—	173
Financial liabilities:
Debt	7.91%	(546)	(809)	(543)	(702)	(617)	(1,661)	(4,878)
Off-balance sheet instruments
Interest rate swaps		2,890	(490)	(751)	(150)	(255)	(1,244)	—
Cross currency interest rate swaps		(3,401)	770	332	412	256	1,631	—

30 June 2003 repricing profile		(764)	(529)	(962)	(440)	(616)	(1,274)	(4,585)

30 June 2002 repricing profile		(1,083)	(654)	(526)	(743)	(438)	(1,729)	(5,173)

NOTE 20 COMMITMENTS

Operating Leases

Minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for in respect of Australian CDMA lease commitments) are:

	Telecom Group 30 June
(Dollars in millions)	2003 $	2002 $
Payable within 1 year	51	61
Payable within 1-2 years	42	51
Payable within 2-3 years	33	37
Payable within 3-4 years	19	23
Payable within 4-5 years	17	15
Payable thereafter	46	63

	208	250

NOTE 20 COMMITMENTS (continued)

Finance Leases

At 30 June 2003 and 2002, Telecom had no remaining commitments in respect of capitalised finance leases.

Capital Commitments

At 30 June 2003, capital expenditure amounting to $57 million (30 June 2002: $85 million) had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

In addition Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network (“Southern Cross”), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom has commitments to acquire Southern Cross capacity of US$28 million due in the year ending 30 June 2004 and US$11 million in the year ending 30 June 2005.

NOTE 21 CONTINGENCIES

Contingent Assets

Telecommunications Service Obligation Receivable

In accordance with the Telecommunications Act 2001 (“the Act”) Telecom’s costs of meeting the Telecommunications Service Obligation (“TSO”) are to be shared between industry participants.

Telecom has been entitled to receive from other industry participants a contribution towards the TSO costs since 20 December 2001.

At 30 June 2002, the amount that Telecom would receive as a contribution to its TSO costs was uncertain, as it was yet to be determined by the Commerce Commission through the process specified in the Act. Accordingly, no receivable was recognised in the Statement of Financial Position at 30 June 2002.

A draft determination has since been provided by the Commerce Commission. Accordingly, at 30 June 2003 Telecom has recognised a receivable of $22 million based on the draft determination. This covers the period from 20 December 2001 to 20 June 2003.

Contingent Liabilities

Lawsuits and Other Claims

In April 2000, CallPlus Limited, Attica Communications Limited and Free Internet Access Limited issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom’s 0867 service. The plaintiffs seek injunctive relief and an inquiry into damages.

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

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

NOTE 21 CONTINGENCIES (continued)

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

AAPT had issued bank guarantees totalling A$1 million as at 30 June 2003 (30 June 2002: A$1 million).

Contingent Credit Support

Southern Cross restructured its senior debt facility on 30 April 2003 to better align debt repayments with anticipated future cash flows, extend maturity and provide additional financial flexibility. As part of this restructured facility Telecom has provided contingent credit support for up to US$106 million in favour of the senior bank syndicate. The contingent credit support exposure will reduce as further market sales are made and applied towards the repayment of the senior debt.

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transactions. The likelihood of losses in respect of these matters is considered to be remote.

Parent Company

The Parent Company has guaranteed, along with guaranteeing subsidiary companies, indebtedness of TCNZ Finance Limited amounting to $3,866 million (30 June 2002: $3,939 million) under a guarantee dated 27 May 1997 and trust deeds dated 25 October 1988, 3 April 1992, 17 March 2000, 18 December 2000 and 11 May 2001, together with subsequent supplemental trust deeds and interest thereon. The Parent Company has issued further guarantees in relation to commercial paper and other treasury activities of TCNZ Finance Limited. The Parent Company has also provided intercompany guarantees to Telecom New Zealand Limited.

NOTE 22 RELATED PARTY TRANSACTIONS

Interest of Directors in Certain Transactions

Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom’s directors are also non-executive directors of other companies, some of which include banking institutions that are involved in the provision of banking facilities to Telecom. At 30 June 2003 banking institutions with cross-directorships were the Australia and New Zealand Banking Group Limited, ANZ Banking Group, Westpac Investments Limited and the Commonwealth Bank of Australia. Banking and financing transactions undertaken with these entities have been entered into on an arms-length commercial basis.

Russell McVeagh, of which John King was a partner until April 2002 and is now a consultant, provides legal services to Telecom from time to time on an arms-length commercial basis.

Telecom has in previous years used the consulting services of Tyler & Company, of which Michael Tyler is Managing Director. No consulting services have been provided in the current year (2002: $865,000; 2001: $1,192,000). There was no balance owing to Tyler & Company at the end of the previous financial years.

NOTE 22 RELATED PARTY TRANSACTIONS (continued)

In May 2001, Telecom sold its Mobile Radio business (including Fleetlink and trunked mobile radio) to TeamTalk Limited. At the time of sale, Active Equities Limited, of which Patsy Reddy (a Telecom Director) is a shareholder and Director, held approximately 62% of TeamTalk. Telecom acquired 19.9% of TeamTalk subsequent to the sale of the Mobile Radio business. At 30 June 2003 Telecom sold its shareholding to Team Talk at book value.

Advances to Associate Companies

As at 30 June 2003 Telecom had made long-term shareholders’ advances of US$64 million (NZ$109 million) including accrued interest, to Southern Cross Cables Holdings Limited at an interest rate of Libor + 0.75% (30 June 2002: US$62 million, NZ$127 million). These advances are due for repayment the earlier of:

(i)	181 days after the maturity of Southern Cross’ senior bank debt (which is presently scheduled for 28 April 2008).

(ii)	181 days after Southern Cross’ outstanding obligations to its senior banks have been repaid in full.

AAPT has made an interest-free advance of A$115 million to AOL|7 Pty Limited (“AOL|7”) (formerly AOL Australia Pty Limited). This amount is not expected to be recoverable and accordingly was written down to zero at 30 June 2002 (refer Note 4).

Other Transactions with Associate Companies

The Group provides Internet and communications services to AOL|7 and provides network operations and management services to Southern Cross in respect of its operations in New Zealand. The Group has also derived revenue from Southern Cross for the construction of network facilities in New Zealand. The Group also makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased on Southern Cross. Balances in respect of these transactions with associate companies are set out in the table below. The Group has also acquired capacity in Southern Cross under finance leases (refer Note 13).

	Telecom Group Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $
Revenue from associates	31	31	33
Expenses to associates	(16)	(15)	(6)

	30 June
(Dollars in millions)	2003 $	2002 $
Receivables from associates	4	1
Payables to associates	(1)	—

Dividends received from associate companies are disclosed in Note 2.

Parent Company

The Parent Company’s transactions with subsidiary companies are set out in Notes 2 and 6.

Amounts due from subsidiary companies are for no fixed term and are at an interest rate of 6.0%

Amounts due to subsidiary companies are for no fixed term and are at a weighted average interest rate of 7.24% at 30 June 2003 (30 June 2002: 6.47%).

Included within investments in subsidiary companies (see Note 11) at 30 June 2003 are net term loans of $3,871 million (30 June 2002: $1,418 million) advanced to subsidiary companies. These term loans have interest rates ranging between 0% and 10% (30 June 2002: 0% and 9.8%).

NOTE 23 SUBSIDIARY AND ASSOCIATE COMPANIES

At 30 June 2003, the principal companies of the Telecom Group and their activities were as follows:

	Country of incorporation	Interest held	Principal activity
Subsidiary Companies

Telecom New Zealand Limited	New Zealand	100%	Provides local, national, international and value-added telephone and data services.

Telecom Mobile Limited	New Zealand	100%	Provides cellular and other mobile telecommunications services.

Telecom Directories Limited	New Zealand	100%	Publishes telephone directories.

Xtra Limited	New Zealand	100%	Internet service provider.

Telecom Retail Holdings Limited	New Zealand	100%	Retailer of telecommunications products and services.

Telecom IP Limited	New Zealand	100%	Owns group intellectual property

Telecom Cook Islands Limited	Cook Islands	60%	Provides telecommunications services in the Cook Islands.

Telecom Samoa Cellular Limited	Western Samoa	90%	Provides cellular telecommunications services

TCNZ (UK) Investments Limited	United Kingdom	100%	A group finance company.

TCNZ (United Kingdom) Securities Limited	United Kingdom	100%	A group finance company.

TCNZ Finance Limited	New Zealand	100%	A group finance company.

Telecom Investments Limited	New Zealand	100%	A group finance company.

Telecom New Zealand Finance Limited	New Zealand	100%	A group finance company.

TCNZ Financial Services Limited	New Zealand	100%	A group finance company.

Telecom Enterprises Limited	New Zealand	100%	A holding company.

Telecom Wellington Investments Limited	New Zealand	100%	A holding company.

Telecom Pacific Limited	New Zealand	100%	A holding company.

TCNZ Australia Investments Pty Limited	Australia	100%	A holding company.

Telecom Southern Cross Limited	New Zealand	100%	A holding company.

TCNZ (Bermuda) Limited	Bermuda	100%	A holding company.

Telecom Southern Cross Finance Limited	Bermuda	100%	A group finance company.

Telecom New Zealand International Australia Pty Limited	Australia	100%	Provides international wholesale telecommunications services.

TCNZ Australia Pty Limited	Australia	95%	Provides outsourced telecommunications services.

Telecom New Zealand Japan Kabushiki Kaisha	Japan	100%	Provides international wholesale telecommunications services.

Telecom New Zealand UK Limited	United Kingdom	100%	Provides international wholesale telecommunications services.

Telecom New Zealand (UK) Licences Limited	United Kingdom	100%	Holds United Kingdom telecommunications licences.

Telecom New Zealand USA Limited	United States	100%	Provides international wholesale telecommunications services.

AAPT Limited	Australia	100%	Provides value added telecommunications services.

AAPT Mobile Limited	Australia	100%	Provides mobile telecommunications services.

Connect Internet Solutions Pty Limited	Australia	100%	Internet service provider.

Commerce Solutions Limited	Australia	100%	Provides e-commerce solutions.

Associate Companies

Pacific Carriage Holdings Limited	Bermuda	50%	A holding company.

Southern Cross Cables Holdings Limited	Bermuda	50%	A holding company.

AOL|7 Pty Limited	Australia	33%	Internet service provider.

Aurora Energy AAPT Pty Limited	Australia	33%	Telecommunications services provider.

The financial year-end of all significant subsidiaries and associates is 30 June.

NOTE 24 SEGMENTAL REPORTING

Geographic segments

Disclosure of revenues, earnings before interest and taxation, fixed assets and total assets on a geographical basis is set out below. Intersegment sales are priced on an arms length basis.

As at and for the year ended 30 June 2003

	Telecom Group
(Dollars in millions)	New Zealand operations $	Australian operations $	Other operations $	Eliminations $	Consolidated $
Operating revenue
External customers	3,652	1,466	73	—	5,191
Internal customers	—	—	—	—	—

Total revenue	3,652	1,466	73	—	5,191
Earnings before interest and taxation	1,499	24	24	(51)	1,496
Segment fixed assets	3,674	900	61	—	4,635
Segment total assets	4,796	1,499	892	568	7,755

As at and for the year ended 30 June 2002

	Telecom Group
(Dollars in millions)	New Zealand operations $	Australian operations $	Other operations $	Eliminations & Abnormal Items $	Consolidated $
Operating revenue
External customers	3,615	1,855	67	—	5,537
Internal customers	—	3	—	(3)	—

Total revenue	3,615	1,858	67	(3)	5,537
Earnings before interest and taxation	1,465	40	22	(940)	587
Segment fixed assets	3,784	967	75	—	4,826
Segment total assets	4,886	1,553	1,411	396	8,246

As at and for the year ended 30 June 2001

	Telecom Group
(Dollars in millions)	New Zealand operations $	Australian operations $	Other operations $	Eliminations & Abnormal Items $	Consolidated $
Operating revenue
External customers	3,577	1,775	296	—	5,648
Internal customers	51	47	—	(98)	—
Abnormal revenue	(12)	—	—	—	(12)

Total revenue	3,616	1,822	296	(98)	5,636
Earnings before interest and taxation	1,318	46	299	(356)	1,307
Segment fixed assets	3,872	941	88	—	4,901
Segment total assets	5,327	1,922	982	741	8,972

NOTE 24 SEGMENTAL REPORTING (continued)

Industry segments

Results are reported for six operating segments, being the Group’s main areas of operations and a corporate amount containing revenues and costs not allocated to the operating segments. Four of the operating segments are principally based in New Zealand. These segments have been determined based on the different products and services they provide. These four segments are:

NZ Wireline - which comprises Telecom’s fixed line and value added telephony services in New Zealand. Services include local, national, international and 0800 calling; data, broadband and leased line services; and a broad range of value added and intelligent network telephony services.

NZ Mobile - which is a provider of wireless voice and data services in New Zealand.

International - which reflects the operations of Telecom New Zealand International, a provider of international telecommunications including inwards and outwards calling in New Zealand and Australia and transit traffic between destinations world-wide. In 2002, the international business previously undertaken by the Australian Consumer/Business segments was taken over by the International segment. Due to the change in business model, it has not been practical to restate 2001 results to reflect this change. The transferred business is not significant to segment results.

Internet and Directories Services - which provides Internet access and publishes telephone directories in New Zealand.

Two of the operating segments are based in Australia. These segments have been identified based on the customer segments that they serve. These two segments are:

Australian Consumer - comprises a full range of fixed line and wireless products and services provided to residential and small business customers in Australia.

Australian Business & Internet - comprises a full range of fixed line, wireless, e-commerce and IT and telecommunications integration services provided to corporate and business customers in Australia.

The accounting policies of the segments are the same as those set out in Note 1. Intersegment sales are priced on an arms length basis.

Disclosure of revenues, earnings before interest and tax (“segment result”) and total assets on an operating segment basis is set out below.

As at and for the year ended 30 June 2003

	Telecom Group
(Dollars in millions)	NZ Wireline $	NZ Mobile $	International $	Internet & Directories Services $	Australian Consumer $	Australian Business & Internet $	Corporate $	Eliminations & Abnormal Items $	TOTAL $
Operating revenue
External customers	2,587	617	203	341	671	765	7	—	5,191
Internal customers	221	161	168	4	22	30	—	(606)	—

Total revenue	2,808	778	371	345	693	795	7	(606)	5,191
Depreciation & amortisation	359	170	51	14	39	119	68	—	820
Segment result	1,325	138	45	145	8	9	(174)	—	1,496
Segment total assets	3,092	909	401	663	518	1,062	2,252	(1,142)[a]	7,755
Capital expenditure	305	69	108	9	16	67	26	—	600

[a]	Represents the elimination of intersegment receivables, payables and investments

NOTE 24 SEGMENTAL REPORTING (continued)

As at and for the year ended 30 June 2002

	Telecom Group
(Dollars in millions)	NZ Wireline $	NZ Mobile $	International $	Internet & Directories Services $	Australian Consumer $	Australian Business & Internet $	Corporate $	Eliminations & Abnormal Items $	TOTAL $
Operating revenue
External customers	2,545	588	285	304	880	897	38	—	5,537
Internal customers	247	173	215	4	38	14	—	(691)	—

Total revenue	2,792	761	500	308	918	911	38	(691)	5,537
Depreciation & amortisation	371	144	47	14	37	101	101	—	815
Segment result	1,207	133	99	110	61	(17)	(144)	(862)[b]	587
Segment total assets	3,142	855	537	179	483	991	3,747	(1,688)[a]	8,246
Capital expenditure	221	138	171	11	32	178	27	—	778

As at and for the year ended 30 June 2001

	Telecom Group
(Dollars in millions)	NZ Wireline $	NZ Mobile $	International $	Internet & Directories Services $	Australian Consumer $	Australian Business & Internet $	Corporate $	Eliminations & Abnormal Items $	TOTAL $
Operating revenue
External customers	2,544	546	265	264	974	784	271	—	5,648
Internal customers	269	179	197	4	20	35	—	(704)	—
Abnormal revenue	—	—	—	—	—	—	—	(12)[a]	(12)

Total revenue	2,813	725	462	268	994	819	271	(716)	5,636
Depreciation & amortisation	388	116	36	9	13	60	100	—	722
Segment result	1,154	162	48	102	49	5	55	(268)[b]	1,307
Segment total assets	3,305	823	494	86	714	1,125	3,848	(1,423)[a]	8,972
Capital expenditure	349	266	167	20	189	502	32	—	1,525

[a]	Represents the elimination of intersegment receivables, payables and investments

[b]	Represents abnormal items, refer Note 4

NOTE 25	RECONCILIATION OF NET EARNINGS/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Telecom Group			Parent Company
	Year ended 30 June			Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $	2003 $	2002 $
Net earnings/(loss) attributable to shareholders	709	(188)	643	2,698	781
Adjustments to reconcile net earnings/(loss) to net cash flows from operating activities:
Depreciation and amortisation	820	815	722	—	—
Bad and doubtful accounts	56	60	58	—	—
Deferred income tax	56	49	(1)	—	—
Share of losses of associate companies	—	1	18	—	—
Minority interests in profits of subsidiaries	3	(3)	—	—	—
Abnormal revenues and expenses	—	862	268	—	—
Gain on sale of brands	—	—	—	(2,141)	—
Other	—	(23)	(22)	(1)	(383)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease/ (increase) in accounts receivable and related items	133	(105)	(222)	—	—
(Increase)/Decrease in inventories	(6)	4	1	—	—
Increase / (decrease) in current taxation	29	8	108	(60)	(50)
(Decrease) / increase in provisions	(5)	(51)	(5)	—	—
(Decrease) / increase in accounts payable and related items	(229)	(78)	190	21	1

Net cash flows from operating activities	1,566	1,351	1,758	517	349

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

The movements in the imputation credit accounts are detailed below:

	Telecom Group			Parent company
	30 June			30 June
(Dollars in millions)	2003 $	2002 $	2001 $	2003 $	2002 $
Balance (credit) at the beginning of the year	(152)	(9)	(3)	(8)	(2)
New Zealand income tax paid	(291)	(278)	(180)	—	—
Imputation credits attached to dividends received	(2)	(2)	(1)	(134)	(140)
Imputation credits attached to dividends paid	137	137	175	134	134

Balance (credit) at the end of the year	(308)	(152)	(9)	(8)	(8)

NOTE 27	SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 4 August 2003, the Board of Directors approved the payment of a fourth quarter dividend of $95 million, representing 5 cents per share. In addition, a supplementary dividend totalling $13 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

NOTE 28	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(Dollars in millions, except per share amounts)	Operating revenues $	Abnormal expenses $	EBITDA* $	Earnings / (deficit) before interest and taxation $	Net earnings / (loss) attributable to shareholders $	Net earnings / (loss) per share $
Quarter ended:
30 September 2002	1,306	—	541	340	146	0.078
31 December 2002	1,299	—	547	341	155	0.083
31 March 2003	1,292	—	610	407	197	0.104
30 June 2003	1,294	—	618	408	211	0.111

Year ended 30 June 2003	5,191	—	2,316	1,496	709	0.376

Quarter ended:
30 September 2001	1,406	—	537	339	151	0.081
31 December 2001	1,439	—	564	360	161	0.087
31 March 2002	1,365	—	573	366	168	0.090
30 June 2002	1,327	(862)	(272)	(478)	(668)	(0.357)

Year ended 30 June 2002	5,537	(862)	1,402	587	(188)	(0.101)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

Earnings / (loss) per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total annual earnings / (loss) per share.

NOTE 29	SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in New Zealand (“NZ”) which differs in certain significant respects from that applicable in the United States (“US”). These differences and the effect of the adjustments necessary to restate earnings and shareholders’ funds are detailed below.

EFFECT ON NET EARNINGS/(LOSS) OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

	Telecom Group
	Year ended 30 June
(Dollars in millions, except per share amounts)	2003 $	2002 $	2001 $
Net earnings/(loss) in accordance with NZ GAAP	709	(188)	643
US GAAP adjustments:
Depreciation of interest costs capitalised in prior years (a)	(5)	(5)	(8)
Amortisation of goodwill (c)	66	—	—
Provision for onerous contracts (d)	—	(5)	(3)
Share of losses of associate companies (e)	—	(26)	(44)
Dividends from associates (f)	—	—	(102)
Write-down of investment in AOL|7 (g)	—	48	—
Capacity sales (h)	2	(27)	—
Derivative financial instruments (i)	(51)	(37)	—
Tax effect of US GAAP adjustments	37	6	18

Net earnings/(loss) in accordance with US GAAP	758	(234)	504

Basic net earnings/(loss) per share in accordance with US GAAP	$0.40	$(0.13)	$0.29

Diluted earnings/(loss) per share from continuing operations in accordance with US GAAP (n)	$0.39	$(0.13)	$0.29

CUMULATIVE EFFECT ON SHAREHOLDERS’ FUNDS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

	Telecom Group
	Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $
Shareholders’ funds in accordance with NZ GAAP	1,765	1,325	1,997
US GAAP adjustments:
Fixed assets - capitalisation of interest costs, net of accumulated depreciation (a)	12	17	22
Intangibles - accumulated amortisation of goodwill (c)	66	—	—
Provisions - provision for onerous contracts (d)	—	—	5
Investments - share of losses of associate companies (e)	(45)	(45)	(67)
Investments - dividends from associates (f)	(102)	(102)	(102)
Unearned revenue - capacity sales (h)	(25)	(27)	—
Accounts payable and accruals - derivative financial instruments (i)	(67)	(122)	(59)
Investments - accumulated unrealised holding gain/(loss) on available- for-sale securities (o)	13	(9)	(50)
Deferred tax liability - tax effect US GAAP adjustments	36	6	—

Shareholders’ funds in accordance with US GAAP	1,653	1,043	1,746

NOTE 29	SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ FUNDS IN ACCORDANCE WITH US GAAP FOR THE YEAR ENDED 30 JUNE 2003

	Telecom Group
	Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $
Shareholders’ funds at beginning of year in accordance with US GAAP	1,043	1,746	1,321
Net earnings/(losses)	758	(234)	504
Other comprehensive Income	81	(176)	(162)

Total comprehensive Income	839	(410)	342
Dividends	(428)	(423)	(505)
Tax credit on supplementary dividends	52	50	34
Capital contributed	146	80	554
Movement in deferred compensation	1	—	—

Shareholders’ funds at end of year in accordance with US GAAP	1,653	1,043	1,746

Represented by:
Contributed capital	1,708	1,562	1,482
Retained earnings/(deficit)	160	(222)	385
Other comprehensive income	(216)	(297)	(121)
Deferred compensation	1	—	—

Shareholders’ funds at end of year in accordance with US GAAP	1,653	1,043	1,746

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

Under US GAAP, interest costs incurred in connection with the financing of all expenditure for the construction of fixed assets are required to be capitalised during the period required to prepare the fixed asset for its intended use. For the purpose of compliance with US GAAP, the estimated amount of interest that would have been capitalised on construction costs incurred on capital projects not already capitalised in accordance with Telecom’s accounting policy has been determined and depreciated over the lives of the related assets. As a result of the change in accounting policy during the year ended 31 March 1996, which brought NZ GAAP accounting treatment in respect of capitalised interest into alignment with US GAAP in all material respects, the ongoing reconciling difference within net earnings will comprise the depreciation charge on interest not capitalised under NZ GAAP prior to 1 April 1995.

NOTE 29	SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b)	Deferred Taxation

Under NZ GAAP, deferred tax assets are recognised only to the extent management consider the likelihood of realising the deferred tax asset is virtually certain. Under US GAAP, deferred tax assets are recognised, net of valuation allowance, only to the extent management consider the likelihood of realising the deferred tax asset is more likely than not.

The components of the US GAAP net deferred tax liability at 30 June 2003 and 30 June 2002 amounting to $91 million and $65 million respectively, are as follows:

	Deferred tax asset/(liability) 30 June
(Dollars in millions)	2003 $	2002 $
Deferred tax assets
Provisions, accruals and other	99	86
Investments in associates	15	15
Advances to associates	80	85
Operating loss carry-forwards	52	78

	246	264
Less valuation allowance	(147)	(178)

Net deferred tax assets	99	86

Deferred tax liability
Fixed assets	(190)	(151)

Net deferred tax liability	(91)	(65)

Net current deferred tax asset	77	99
Net non-current deferred tax liability	(168)	(164)

Net deferred tax liability	(91)	(65)

(c)	Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 142, “Goodwill and Other Intangible Assets”, applicable for financial years beginning on or after 15 December 2001, which therefore applies to Telecom’s financial statements for the year ended 30 June 2003. SFAS 142 eliminates amortisation of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. The non-amortisation approach to accounting for goodwill is not in accordance with New Zealand accounting standards, which require goodwill to be amortised over a period not exceeding 20 years. Accordingly, Telecom continues to amortise goodwill in its NZ GAAP financial statements.

On adoption of SFAS 142, entities are required to perform an initial impairment review. Telecom has performed an assessment of its acquisition goodwill and other intangible assets as at 1 July 2002 and determined that no impairment exists (following the write-down of AAPT goodwill and other intangible assets in the year ended 30 June 2002). Telecom have ceased amortising goodwill for US GAAP purposes from 1 July 2002 and instead test the carrying value for impairment at least annually, with the most recent assessment carried out as at 30 June 2003.

NOTE 29	SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The following tables present the impact of SFAS 142 on reported US GAAP net income and earnings per share had the standard been in effect for the years ended 30 June 2002 and 2001:

	Telecom Group
	Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $
Reported net earnings/(loss)	758	(234)	504
Add back amortisation of goodwill	—	111	103

Adjusted net earnings/(loss)	758	(123)	607

Basic earnings/(loss) per share:
Reported net income/(loss)	$0.40	$(0.13)	$0.29
Goodwill amortisation	—	$0.06	$0.06

Adjusted net income/(loss)	$0.40	$(0.07)	$0.35

Diluted earnings/(loss) per share:
Reported net income/(loss)	$0.39	$(0.13)	$0.29
Goodwill amortisation	—	$0.06	$0.06

Adjusted net income/(loss)	$0.39	$(0.07)	$0.35

Goodwill

Goodwill per reportable segment is summarised below:

	NZ Wireline	NZ Mobile	Inter- national	Internet & Directories Services	Australian Consumer	Australian Business & Internet	Corporate	Total
Goodwill as at 30 June 2002	—	39	—	—	296	724	—	1,059
Foreign currency translation adjustment	—	—	—	—	(3)	(7)	—	(10)
Other	—	(1)	—	—	—	—	—	(1)

Goodwill as at 30 June 2003	—	38	—	—	293	717	—	1,048

NOTE 29	SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(d)	Provision for Onerous Contracts

Under US GAAP, the costs relating to these onerous contracts should be expensed as incurred. Consequently, the accrual of such costs is not permitted.

(e)	Share of Losses of Associate Companies

Under NZ GAAP, where the carrying amount of an equity investment in an associate falls below zero, the equity method of accounting is suspended and the investment is recorded at zero. If this occurs, the equity method of accounting is not resumed until such time as the Group’s share of losses and reserve decrements not recognised during the financial years in which the equity method was suspended, are offset by the current share of profits and reserves.

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

(g)	Write-down of investment in AOL|7

Included in the write-down of goodwill and other AAPT assets under NZ GAAP in 2002 was a charge to write the AOL|7 advance down to an expected recoverable amount of $nil. Due to the continued recognition of Telecom’s share of associate losses for US GAAP purposes (refer Note 29, section (e)), the AOL|7 advance had a lower carrying value under US GAAP. Therefore the portion of the NZ GAAP write-down relating to this difference has been reversed for US GAAP purposes.

(h)	Capacity Sales

Under NZ GAAP, gains arising from the sale of network capacity have been recognised in earnings in the period in which the sale is made.

Under US GAAP, such transactions do not qualify for immediate profit recognition and the profit is spread over the life of the capacity agreement.

NOTE 29	SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(i)	Accounting for Derivative Financial Instruments

Under NZ GAAP, derivative financial instruments held for purposes other than trading are measured at historic cost. Under US GAAP, derivative financial instruments are required to be accounted for under Statement of Financial Accounting Standards (“SFAS”) 133 “Accounting for Derivative Instruments and Hedging Activities”, which requires all derivatives to be recorded in the Statement of Financial Position at their fair value. Changes in the fair values of derivatives during the period are required to be included in the determination of net income unless the derivative qualifies as a hedge.

To qualify as a hedge, the hedging relationship must be formally documented at inception detailing the particular risk management objective and strategy for the hedge, which includes the item and risk being hedged, the derivative that is being used, as well as how hedge effectiveness is being assessed.

Telecom adopted SFAS 133 for the purposes of reconciliation to US GAAP as at 1 July 2000. Telecom holds derivative financial instruments solely for the purposes of hedging. The nature of the various derivative financial instruments utilised by Telecom and the purposes for which these financial instruments are used are described in Note 19. Under SFAS 133, Telecom’s derivative financial instruments are deemed fair value hedges, cash flow hedges or net investment hedges.

For fair value hedges, changes in the value of the derivative that is designated as a fair value hedge, along with offsetting changes in the fair value of the underlying hedged exposure attributable to the risk being hedged, are recorded in earnings each period. Telecom uses cross currency interest rate swaps for its fair value hedges.

For cash flow hedges, in which derivatives hedge the variability of cash flows related to floating rate and/or foreign currency denominated liabilities or forecasted transactions, the accounting treatment is dependent on the effectiveness of the hedge. To the extent that the derivative is effective in offsetting the variability of the hedged cash flows, changes in the derivative’s fair value are not included in current earnings, instead being reported as a component of other comprehensive income. These changes in fair value will be included in the earnings of future periods when earnings are also affected by the variability of the hedged cash flows. To the extent that hedges are not effective, changes in the fair value of the derivative are included immediately in current earnings. As at 30 June 2003, Telecom’s cash flow hedges were for a maximum term of eight years. Telecom uses cross currency interest rate swaps, interest rate swaps and forward foreign exchange contracts for its cash flow hedges.

A number of Telecom’s cash flow hedges are deemed ineffective under SFAS 133. Telecom raises the majority of its debt offshore and swaps the fixed overseas exposure to a floating New Zealand or Australian dollar exposure via cross currency interest rate swaps. Telecom then enters into New Zealand dollar or Australian dollar interest rate swaps to convert floating rate exposure into fixed rate exposure where it is considered appropriate. The maturity profiles of interest rate swaps do not necessarily match the maturity profiles of the cross currency interest rate swaps to allow Telecom to evenly distribute its interest rate repricing over a seven year horizon. SFAS 133 does not permit the use of derivatives to hedge derivatives. This results in a large portion of Telecom’s cross currency interest rate swaps and interest rate swaps being deemed ineffective hedges.

For net investment hedges, effectiveness is measured on an after tax spot to spot basis. The effective portion of changes in the fair value of derivatives designated as net investment hedges is recorded as a foreign currency translation adjustment. Changes in the fair value of the portion of a net investment hedging derivative excluded from the effectiveness assessment are recorded in interest expense. Telecom uses forward foreign exchange contracts for its net investment hedges.

The cumulative effect of adopting SFAS 133 at 1 July 2000, representing the initial revaluation of derivatives to fair value was recognised as a reduction in other comprehensive income of $53 million.

In the year to 30 June 2003, net losses of $51 million (30 June 2002: $37 million) arising from hedges deemed by SFAS 133 to be ineffective have been reclassified to earnings. In the year to 30 June 2003 net gains amounting to $106 million (30 June 2002: losses of $26 million) were included in other comprehensive income. The amount expected to be reclassified to earnings in the next 12 months is a gain of approximately $7 million (30 June 2002: gain of $7 million).

NOTE 29	SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(j)	Statement of Cash Flows

Under both NZ GAAP and US GAAP, a Statement of Cash Flows, which discloses cash flows from operating, investing and financing activities, is required to be presented. Under US GAAP, bank overdrafts would be reclassified as a financing activity rather than a component of cash position. In addition, short-term deposits with original maturities of three months or less would generally qualify as a component of cash position. Accordingly, the closing cash position under US GAAP at 30 June 2003 and 30 June 2002 would be $184 million and $312 million respectively.

	30 June
(Dollars in millions)	2003 $	2002 $
Net cash flows from/(applied to):
Operating activities	1,566	1,351
Investing activities	(702)	(1,114)
Financing activities	(988)	(92)

Net cash flow	(124)	145
Foreign exchange translation adjustment	(4)	(42)
Opening cash position	312	209

Closing cash position	184	312

(k)	Research and Development Expenditure

Under NZ GAAP, research and development costs are charged to expenses as incurred except where, in the case of development costs, future benefits are expected beyond any reasonable doubt to exceed these costs. Where development costs are deferred, they are amortised over future periods on a basis related to future benefits. For the purpose of compliance with US GAAP, all research and development costs must be expensed as incurred. As at 30 June 2003 and 30 June 2002 there were no significant amounts of deferred development costs.

(l)	Connection Revenue

Under NZ GAAP, charges for connecting customers to the network and costs related to connecting the customer are recognised in revenue/expenses as received/incurred. Staff Accounting Bulletin (“SAB”) 101, issued by the US Securities and Exchange Commission, requires connection revenues to be deferred and recognised over the life of the connection, with related costs also deferred to the extent that they do not exceed deferred revenues. Telecom’s costs of connection exceeds the revenue it derives from connection and therefore an adjustment to comply with US GAAP would result in equal deferral of income and expenditure. This would have no impact on net earnings or shareholders funds calculated in accordance with US GAAP.

NOTE 29	SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(m)	Stock-Based Compensation

Telecom applies the intrinsic value method, prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock-Based Compensation”, and related interpretations to account for its stock-based compensation plans. Accordingly the company records compensation expense over the vesting period. For share options, compensation expense is recognised where the market price on the date the options were granted is in excess of the exercise price. For restricted shares, compensation expense is recognised based on the market price of the shares at grant date. Telecom’s stock-based compensation plans are described in Note 18.

SFAS 123 “Accounting for Stock-Based Compensation” requires that Telecom calculate the fair value of stock options and restricted shares at the date of grant. Telecom has elected to apply the “pro forma disclosure only” option permitted under SFAS 123, as amended by SFAS 148, instead of recording a charge to operations, as shown below:

	Telecom Group Year ended 30 June
(Dollars in millions, except per share amounts)	2003 $	2002 $	2001 $
US GAAP:
Net earnings/(loss), as reported	758	(234)	504
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	2	—	—
Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(9)	(5)	(5)

Pro-forma net earnings/(losses)	751	(239)	499

Basic earnings/(loss) per share
As reported	$0.40	$(0.13)	$0.29
Pro-forma	$0.40	$(0.13)	$0.28

Diluted earnings/(loss) per share
As reported	$0.39	$(0.13)	$0.29
Pro-forma	$0.39	$(0.13)	$0.28

The fair value of stock option grants is estimated using the Black Scholes option pricing model based on the following weighted average assumptions:

	Telecom Group Year ended 30 June
	2003	2002	2001
Risk-free interest rate	6.2%	6.3%	6.7%
Expected dividend yield	4.0%	4.5%	3.2%
Expected option life (in years)	5.9	5.9	5.9
Expected stock price volatility	27.0%	27.0%	23.0%
Discount to reflect restrictive terms of the options	25.0%	25.0%	25.0%

Restricted shares are valued based on the market price at date of grant less a 15% discount to reflect the restrictive terms of the awards.

NOTE 29	SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(n)	Earnings Per Share

SFAS 128 “Earnings Per Share”, requires companies to present basic earnings per share and diluted earnings per share. The numerators and the denominators used in the computation of basic and diluted earnings per share pursuant to SFAS 128 are reconciled below:

	Telecom Group Year ended 30 June
(Dollars In millions, except per share amounts)	2003	2002	2001
Basic EPS Computation
Numerator – net earnings/(loss)	$758	$(234)	$504
Denominator - ordinary shares (in millions)	1,887	1,863	1,767

Basic EPS	$0.40	$(0.13)	$0.29

Diluted EPS Computation
Numerator:
Net earnings/(loss)	$758	$(234)	$504
Add: Capital note interest after income tax	$37	—	—
Convertible note interest after income tax	$11	—	—

	$806	$(234)	$504

Denominator (in millions):
Ordinary shares	1,887	1,863	1,767
Capital notes	149	—	—
Convertible notes	36	—	—
Options	1	1	—

	2,073	1,864	1,767

Diluted EPS	$0.39	$(0.13)	$0.29

Anti-dilutive potential shares (in millions):
Convertible notes	—	36	36
Capital notes	—	199	146

Total anti-dilutive potential shares	—	235	182

At 30 June 2002 and 30 June 2001, capital notes and convertible notes were anti-dilutive (as defined by SFAS 128) and hence have been excluded from the calculation of diluted EPS, as shown above.

NOTE 29	SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(o)	Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting shareholders’ investment that, under US GAAP, are excluded from net earnings.

Changes in the components of other comprehensive income/(loss) are as follows:

	Telecom Group Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $
Net earnings/(losses) in accordance with US GAAP	758	(234)	504
Other comprehensive income:
Foreign currency translation adjustments (see Note 18)	(40)	(191)	(61)
Cumulative effect of accounting change on adoption of SFAS 133	—	—	(53)
Derivative gains/(losses) on cash flow hedges	106	(26)	(6)
Unrealised holding gain / (loss) on available-for-sale securities	22	41	(42)
Tax effect US GAAP adjustments	(7)	—	—

Other comprehensive income	81	(176)	(162)

Total comprehensive income	839	(410)	342

Accumulated other comprehensive income, a component of shareholders’ funds in accordance with US GAAP, totalled $(216) million at 30 June 2003 (30 June 2002: $(297) million). Components of accumulated other comprehensive income were:

	Telecom Group 30 June
(Dollars in millions)	2003$	2002$
Foreign currency translation adjustments	(243)	(203)
Unrealised holding gain/(loss) on available-for-sale securities	13	(9)
Derivative gains/(losses) on cash flow hedges	21	(85)
Tax effect US GAAP adjustments	(7)	—

Accumulated other comprehensive income	(216)	(297)

SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities” requires equity securities to be classified as either ‘trading securities’ or ‘available-for-sale securities’. Telecom’s investments in Sky and INL are not held for the purpose of short-term trading and therefore meet the definition of an available-for-sale security. Available-for-sale securities must be carried at fair value with unrealised gains and losses reported as a component of other comprehensive income.

NOTE 29	SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(p)	Acquisition of AAPT

APB16 “Business Combinations” requires certain unaudited pro forma disclosures be presented in the year when a subsidiary is acquired. The following pro forma consolidated results of operations is presented as if the buy out of the AAPT acquisition of a controlling interest in AAPT in November 2000 had taken place at the beginning of the 2001 financial year. The effects of other acquisitions on the consolidated financial statements are not significant and have been excluded from the pro forma presentation.

(Dollars in millions, except per share amount)	Telecom Group Year ended 30 June 2001
Operating revenues	5,636
Net earnings attributable to shareholders	618
Basic earnings per share	$0.350

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

(q)	Presentation of Statement of Financial Performance

Certain items in the NZ GAAP Statement of Financial Performance would be presented differently under US GAAP. Specifically, dividends from associates, gains on the prepayment of finance lease obligations and certain other components of NZ GAAP other operating revenue would not be included within revenue for US GAAP. Additionally, under US GAAP selling general and administration expenses would be presented separately and a portion of the depreciation expense may be included within cost of sales. These differences relate solely to classification within the Statement of Financial Performance and have no impact on net earnings or shareholders’ funds.

(r)	Valuation and Qualifying Accounts and Reserves

	Telecom Group
(Dollars in millions)	Balance at beginning of period $	Charged to costs and expenses $	Balance written off against provision $	Release from provision $	Balance at end of period $
30 June 2003
Provision for doubtful debts	73	56	(53)	—	76
Provision for inventory obsolescence	7	—	(3)	(2)	2
30 June 2002
Provision for doubtful debts	78	60	(65)	—	73
Provision for inventory obsolescence	9	—	(2)	—	7

(s)	Impact of Recently Issued Accounting Standards

United States

i)	SFAS 148: “Accounting for Stock-Based Compensation – Transition and Disclosure” was issued by the Financial Accounting Standards Board (“FASB”) in December 2002. SFAS 148 amends SFAS 123 “Accounting for Stock –Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This statement also amends the disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

Telecom have amended the pro-forma disclosure for share options to comply with SFAS 148 for the year ended 30 June 2003 (refer Note 29 (m)). Effective 1 July 2003 Telecom adopted a fair value based method of accounting for stock-based compensation in accordance with Exposure Draft 93 issued by the Institute of Chartered Accountants of New Zealand, which is based on International Exposure Draft 2 issued by the International Accounting Standards Board. As a result, Telecom will adopt the fair value based method in SFAS 123 for US GAAP purposes from 1 July 2003. While there are some differences in the way that the NZ exposure draft and SFAS 123 calculate compensation expense, Telecom does not expect this to result in a material difference between its NZ GAAP and US GAAP results.

(ii)	Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. This Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of this Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Group’s financial statements.

(iii)	Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This Interpretation requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity’s activities via voting rights or similar rights. This Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003.

For companies with a variable interest in a variable interest entity created before February 1, 2003, this Interpretation applies to the Group no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Telecom is in the process of evaluating the impact of this Interpretation on the Group’s financial statements.

(iv)	Derivative Instruments and Hedging Activities

In April 2003, the FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as well as certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationship designated after June 30, 2003. Telecom is currently evaluating the impact of this statement on the Group’s financial statements.

(v)	Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments (presently classified as equity) that embody obligation for the issuer. Generally, this statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Telecom is currently evaluating the impact of this statement on the Group’s financial statements.

New Zealand

In December 2002 the New Zealand Accounting Standards Review Board announced that International Financial Reporting Standards (“IFRS”) will apply to all New Zealand entities for periods commencing on or after 1 January 2007. Entities will also have the adoption of voluntarily early adopting IFRS for periods beginning on or after 1 January 2005.

While IFRS are similar to existing New Zealand Financial Reporting Standards in most respects, there are a number of significant differences between the two, most notably in the areas of accounting for financial instruments, taxation, intangible assets and business combinations. These differences will affect the reported results of New Zealand entities, including Telecom, upon adoption of IFRS.

Adoption of IFRS by Telecom will also impact Telecom’s reconciliation of significant differences between NZ and US GAAP. Adoption of IFRS will eliminate certain differences between NZ and US GAAP, for example the amortisation of goodwill, while some reconciling items may change and new reconciling items may also possibly result.

NOTE 29	SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Telecom currently intends to early adopt IFRS. Its first published IFRS financial statements will therefore be for the year ended 30 June 2006. Transition from existing GAAP to IFRS will be made in accordance with IFRS 1 “First Time Application of International Reporting Standards”. Upon adoption of IFRS, comparative information presented in the financial statements will be restated to conform with the requirements of IFRS and the impact that adoption of IFRS has had on Telecom’s financial statements will be set out.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELECOM CORPORATION OF NEW ZEALAND

/s/ THERESA GATTUNG

By:	Theresa Gattung
Its:	Chief Executive Officer and Managing Director

Date: 28 November 2003