Form 20-F
period 2004-06-30
TELECOM CORP OF NEW ZEALAND LTD
filed 2004-12-23
CIK 875809

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2004

Commission file number 1-10798

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Exact name of Registrant as specified in its charter)

New Zealand

(Jurisdiction of incorporation or organisation)

Telecom House, 68 Jervois Quay, Wellington, New Zealand

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

Ordinary shares, no par value	1,936,947,744
Special rights convertible preference share, no par value	1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

Interpretation

Forward Looking Statements

Interpretation

When used in this Report on Form 20-F (“Report”) references to the “Company” or “Telecom” are references to Telecom Corporation of New Zealand Limited, a limited liability company incorporated under the New Zealand Companies Act 1993, domiciled in New Zealand, with its registered office located at Telecom House, Level 8, North Tower, 68 Jervois Quay, Wellington, telephone 64-4-801-9000. References to “Telecom Group” are to Telecom Corporation of New Zealand Limited, together with its subsidiaries and associates.

Certain information required for this report is incorporated by reference from Telecom’s Financial Statements for the fiscal year ended 30 June 2004 (the “Financial Statements”). References to “Notes” are references to the Notes to the Financial Statements. The Financial Statements for fiscal years ended 30 June 2003 and 30 June 2004 are filed herewith.

In this Report references to “US$” or “US dollars” are to United States dollars, references to “A$” are to Australian dollars and references to “$”, “NZ$”, and “NZ dollars” are to NZ dollars.

In this report reference to legislation is to New Zealand legislation unless specifically stated otherwise.

In addition the following terms have the following meanings:

“AAPT”	means AAPT Limited;
“ACA”	means Australian Communications Authority;
“ACCC”	means Australian Competition and Consumer Commission;
“ADR”	means an American Depositary Receipt;
“ADS”	means an American Depositary Share;
“ADSL”	means Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate link to customers over ordinary copper wire;
“Affected Shares”	means those shares which the Telecom Board has specified in a notice to a holder as being held in excess of the shareholding limits established by the constitution;
“Alcatel”	means Alcatel New Zealand Limited;
“AMPS”	means Advanced Mobile Phone Service;
“ASX”	means Australian Stock Exchange Limited;
“Beneficial Holder”	means the holder of a relevant interest in ADRs;
“Carriers’ Forum”	means the Telecommunications Carriers’ Forum;
“CDMA”	means Telecom’s Code Division Multiple Access network in New Zealand, which is an advanced radio spectrum sharing technique used in new digital mobile networks;
“Commerce Act”	means the Commerce Act 1986;
“Commissioner”	means the Telecommunications Commissioner appointed under the Telecommunications Act 2001;
“Companies Act”	means the Companies Act 1993;
“Computerland NZ”	means Ceritas New Zealand Limited and its subsidiaries;
“Connect”	means Connect Internet Solutions Pty Limited;
“Consumer Guarantees Act”	means the Consumer Guarantees Act 1993;
“Depositary”	means The Bank of New York;
“DSL”	means Digital Subscriber Line;
“EDS”	means EDS New Zealand Limited;
“Economic Value Added”	means Economic Value Added, which is the measure used to determine Telecom Group performance in respect of the cash-based incentive schemes;

“EV-DO”	means Evolution Data Optimised, which is a 3G mobile technology that delivers maximum theoretical data speed of 2.4 Mbit/s, with speeds typically averaging 500kbit/s in practice;
“Ericsson”	means Ericsson Communications Limited;
“Fair Trading Act”	means the Fair Trading Act 1986;
“FCC”	means the United States Federal Communications Commission;
“Gen-i”	means Gen-i Limited;
“GSM”	means Global Service for Mobile Communications Limited;
“Hutchison 3G Australia”	means Hutchison 3G Australia Limited;
“IFRS”	means International Financial Reporting Standards;
“Income Tax Act”	means the Income Tax Act 1994;
“INL”	means Independent Newspapers Limited;
“IP-VPN”	means Internet Protocol-Virtual Private Network;
“Inland Revenue Department”	means the New Zealand Inland Revenue Department;
“ISDN”	means the Integrated Services Digital Network, which is a switched digital transmission that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels;
“Kiwi Share”	means the one preference share held by the New Zealand Government in Telecom;
“Kiwi Shareholder”	means the New Zealand Government which is the holder of the Kiwi Share;
“LMDS”	means Local Multipoint Distribution Service;
“Lucent”	means Lucent Technologies (NZ) Limited;
“MPLS”	means Multi-Protocol Label Switching;
“MTAS”	means Mobile Terminating Access Service;
“NGN”	means Telecom’s trans-Tasman internet protocol-based multi-service Next Generation Network;
“NZ GAAP”	means New Zealand Generally Accepted Accounting Practice;
“NZIFRS”	means New Zealand International Financial Reporting Standards;
“NZX”	means the New Zealand Exchange Limited;
“PoPs”	means Points of Presence;
“PSTN”	means the Public Switched Telephone Network, which is a nationwide switched fixed line voice network;
“PSTN OTA”	means the Public Switched Telephone Network Originating and Terminating Access Services;
“Radiocommunications Act”	means the Radiocommunications Act 1989;
“RSS”	means Telecom’s Restricted Share Scheme;
“Sky”	means Sky Network Television Limited;
“Southern Cross”	means Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited;
“Southern Cross Network”	means Southern Cross Cables Network;
“SRS”	means Telecom’s Share Rights Scheme;
“TCNZA”	means TCNZ Australia Pty Limited;
“TDMA”	means Time Division Multiple Access Network, which is the radio spectrum sharing technique on which Telecom’s older 025 networks are based;
“Telecommunications Act”	means the Telecommunications Act 2001;
“Telstra”	means Telstra Corporation Limited;
“TelstraCLear”	means TelstraClear Limited;
“TML”	means Telecom Mobile Limited;

“TRS”	means Telecommunications Relay Service;
“TSLRIC”	means Total Service Obligation Long Run Incremental Cost model;
“TSO”	means Telecommunications Service Obligation;
“TTL”	means Telecom Trustee Limited;
“UMTS”	means Universal Mobile Telecommunications System networks;
“Vector”	means Vector Communications Limited;
“Vodafone New Zealand”	means Vodafone New Zealand Limited;
“VPN”	means Virtual Private Network which is a carrier provided service in which the public network provides the equivalent of a privately established customer network;
“3G”	means Third Generation mobile network which is a digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s.

Forward Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Such forward-looking statements are based on the beliefs of Telecom’s management, as well as on assumptions made by, and information currently available to, Telecom at the time such statements were made.

These statements include statements of Telecom’s present expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

For example:

•	anticipated capital expenditure for the 2005 financial year;

•	replacing or upgrading of Telecom’s various networks, including its PSTN network, as well as the introduction of new networks, such as an IP based Next Generation Network, or NGN;

•	Telecom’s expectations regarding revenue mix, operating costs and depreciation expense;

•	that the launch of 3G Evolution Data Optimised, or EV-DO, is expected to drive continued growth in mobile data revenues;

•	Telecom’s target of achieving a 50% share of growth in the New Zealand mobile market (as measured by share of revenue);

•	Telecom’s target of achieving 250,000 residential broadband connections by December 31, 2005;

•	Telecom’s cash flow from operations and available borrowings are sufficient to fund Telecom’s expected capital expenditure, working capital and investment requirements;

•	For the year ended 30 June 2005, Telecom expects a pay-out ratio of approximately 85% of net earnings (after adding back amortisation and relevant non-cash items).

When used in this Report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend”, “will”, “plan” and similar expressions, as they relate to Telecom, are intended to identify forward-looking statements.

Such forward looking statements are not guarantees of future performance. Actual results, performance or achievements could differ materially from those projected in, or implied by, the forward-looking statements as a result of various assumptions, risks and uncertainties. In addition to the risks described under “Item 3 - Risk Factors”, other factors could cause actual results to differ materially from those described in the forward looking statements. These factors include, but are not limited to:

•	Telecom’s ability to successfully implement its business strategy;

•	vigorous competition in the markets in which Telecom operates;

•	increasingly extensive industry specific regulation which is subject to ongoing revision;

•	rapid technological changes and convergence of telecommunications, information services and media markets and technologies;

•	uncertainties regarding operating new systems and technologies;

•	uncertainties about the degree of growth in the number of consumers in the markets in which Telecom operates;

•	decreasing revenues from traditional services due to mobile and other substitution;

•	network or system interruptions due to natural hazard disasters and other events such as fire, terrorism or sabotage affecting key facilities, software faults, viruses and power supply loss or overloading;

•	dependence on key third party suppliers for delivery of important services;

•	uncertainties around economic conditions within the countries in which Telecom operates;

•	other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular.

These risk factors should be considered in connection with any subsequent written or oral forward-looking statements that Telecom or persons acting on Telecom’s behalf may issue. Given the risks, uncertainties and other factors, undue reliance should not be placed on any forward-looking statement, which speaks only as of the date made. Telecom does not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Further, the information contained in this document is a statement of Telecom’s intention as of the date of this filing and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Telecom management’s assumptions as of such date. Telecom’s management may change its intentions, at any time and without notice, based upon any changes in such factors, assumptions or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The selected consolidated financial data set forth below has been derived from Telecom’s audited Consolidated Financial Statements for each of the reporting periods in the five year period ended 30 June 2004, which have been reported on by KPMG for the years ended 30 June 2004 and 2003 and PricewaterhouseCoopers for the years ended 30 June 2002, 2001 and 2000, both independent registered public accounting firms, subject to certain reclassifications of data from prior years to conform to current year classifications. The data should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements and Notes which are filed herewith. See F3 – F63.

	Year ended 30 June
	2004 NZ$	2003 NZ$	2002 NZ$	2001 NZ$	2000 NZ$
	(Dollars in millions, except per share and per ADS amounts)
Statement of Financial Performance Data
Amounts in accordance with NZ GAAP:
Operating revenues
Local service	1,120	1,110	1,080	1,071	1,064
Calling	1,446	1,542	1,763	1,816	1,488
Interconnection	193	154	145	97	90
Cellular and other mobile services	813	796	822	865	717
Internet	229	230	209	169	102
Data	721	666	650	601	433
Other operating revenues	830	693	868	1,029	441
Abnormal revenue (a)	28	—	—	(12)	15

Total Operating Revenues	5,380	5,191	5,537	5,636	4,350

Operating expenses
Labour	594	548	599	572	486
Cost of sales	1,472	1,418	1,759	1,852	1,079
Other operating expenses	942	909	914	909	728
Abnormal expenses (b)	121	—	862	256	—
Share of associate companies losses after income tax	—	—	1	18	6

Total Operating Expenses	3,129	2,875	4,135	3,607	2,299

Depreciation and amortisation	823	820	815	722	627
Net interest expense (c)	334	393	413	381	265
Income tax expense (c)	337	391	365	283	368
Earnings/(loss) after income tax	757	712	(191)	643	791
Minority interests in (profits) /losses of subsidiaries	(3)	(3)	3	—	(8)
Net earnings/(loss) attributable to shareholders	754	709	(188)	643	783
Net earnings/(loss) per Share (d)	0.39	0.38	(0.10)	0.36	0.45
Net earnings/(loss) per ADS (d)	3.14	3.01	(0.81)	2.91	3.58
Amounts in accordance with US GAAP (e):
Net earnings/(loss) before change in accounting principle (h)	806	758	(234)	504	733
Cumulative effect of change in accounting principle (h)	(604)	—	—	—	—

Net earnings/(loss) after change in accounting principle (h)	202	758	(234)	504	733

Basic earnings/(loss) per Share before change in accounting principle (d) (h)	0.42	0.40	(0.13)	0.29	0.42
Basic earnings/(loss) per ADS before change in accounting principle (d) (h)	3.35	3.22	(1.01)	2.28	3.34
Basic earnings/(loss) per Share after change in accounting principle (d) (h)	0.11	0.40	(0.13)	0.29	0.42
Basic earnings/(loss) per ADS after change in accounting principle (d) (h)	0.84	3.22	(1.01)	2.28	3.34
Weighted average number of ordinary shares outstanding, basic (in millions)	1,922	1,887	1,863	1,767	1,753
Weighted average number of ordinary shares outstanding, diluted (in millions)	1,962	2,073	1,864	1,767	1,888
Diluted earnings / (loss) per share after change in accounting principle	0.11	0.40	(0.13)	0.29	0.42
Diluted earnings / (loss) per ADS after change in accounting principle	0.84	3.22	(1.01)	2.28	3.34

Items 1, 2 and 3    8

	As at 30 June
	2004 NZ$	2003 NZ$	2002 NZ$	2001 NZ$	2000 NZ$
	(Dollars in millions)
Statement of Financial Position Data
Amounts in accordance with NZ GAAP:
Fixed assets	4,312	4,635	4,826	4,901	4,250
Total assets	7,500	7,755	8,246	8,972	7,981
Debt due within one year	803	546	1,178	2,165	1,462
Long-term debt (c)	3,438	4,332	4,434	3,298	3,804
Total liabilities (c)	5,292	5,988	6,918	6,969	6,762
Total equity (c)	2,208	1,767	1,328	2,003	1,219
Contributed capital	1,871	1,708	1,562	1,482	928
Amounts in accordance with US GAAP (e) :
Fixed assets	5,609	4,647	4,843	4,923	4,280
Total assets	8,870	7,740	8,107	8,775	7,980
Total shareholders’ funds	1,541	1,653	1,043	1,746	1,321

Item 3    9

Year ended 30 June
	2004	2003	2002	2001	2000
Dividends relating to the period (accrual basis)
Dividends per Share (f)	NZ$0.270	NZ$0.200	NZ$0.200	NZ$0.200	NZ$0.460
Dividends per ADS (g)	US$1.3974	US$0.8950	US$0.7289	US$0.6708	US$1.747
Dividends paid in the period (cash basis)
Dividends per Share (f)	NZ$0.225	NZ$0.200	NZ$0.200	NZ$0.265	NZ$0.460
Dividends per ADS (g)	US$1.1322	US$0.8474	US$0.7022	US$0.8915	US$1.847

(a)	In 2004 Telecom realised a gain of NZ$28 million on the sale of its shares in Sky Network Television Limited to Independent Newspapers Limited.

In 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly internet access resulting in a one-off deferral of revenue of NZ$12 million.

In March 2000, AAPT Limited, or AAPT, realised a gain of NZ$15 million on the sale of its wholly owned subsidiary AAPT Sat-Tel Pty Limited to New Skies Networks Australia Pty Limited.

(b)	In 2004 the abnormal expense of NZ$121 million is comprised of NZ$133 million for the write-down of the TDMA and LMDS mobile networks, partly offset by a NZ$12 million recovery of the AOL|7 write-down.

In the year ended 30 June 2002, Telecom recorded a charge of NZ$850 million for writing down goodwill and other assets relating to its investment in AAPT. An additional charge of NZ$12 million was also incurred as a result of greater than expected costs to close down the Code Division Multiple Access, or CDMA, rollout in Australia (see below).

In 2001, a total charge of NZ$215 million was included in abnormal expenses representing the costs of closing down the CDMA rollout in Australia. Also at 30 June 2001, other asset impairment costs were recognised totalling NZ$41 million, relating to the decommissioning of the IRSN network and writing off other impaired assets and project costs.

(c)	Telecom issued long-term fixed interest unsecured subordinated capital notes in the year ended 31 March 1998. In the published financial statements for the year ended 30 June 2000, these were classified in the Statement of Financial Position as a component of equity, with coupons paid to capital note holders shown net of tax following net earnings after income tax in the Statement of Financial Performance. To comply with revised accounting standards, the capital notes were reclassified from equity to debt at 30 June 2001, with coupons paid on capital notes included pre-tax within interest expense. In order to facilitate meaningful comparisons with prior periods, this reclassification has been reflected across all periods presented in the table above for which capital notes were outstanding.

(d)	Per share amounts have been calculated as net earnings divided by the weighted average number of shares outstanding during the periods indicated. Per ADS amounts have been calculated based on a ratio of 8 shares per ADS. Diluted earnings per share and per ADS amounts reflect the dilutive effects of options and capital securities.

Item 3    10

(e)	The principal differences between NZ GAAP and US GAAP that impact Telecom’s results and financial position are set out in Note 28.

(f)	Dividends per share are presented both on the basis of the year to which they relate and on the basis of the year in which they were paid. Dividends per share exclude supplementary dividends payable to overseas shareholders.

(g)	Dividends per ADS are calculated on a ratio of 8 ordinary shares to 1 ADS. Dividends per ADS are stated in US dollars based on the exchange rates prevailing on the dates dividends were paid to shareholders.

(h)	Under US GAAP Telecom was required to consolidate the Southern Cross Cables Group of companies balance sheet at 30 June 2004 as a result of the first time application of FIN 46R. This resulted in the recognition of a cumulative adjustment for change in accounting principle of NZ$604 million in its reconciliation to US GAAP for the year ended 30 June 2004. Refer to Note 28 for further details.

Item 3    11

Exchange Rates

Set-out below is certain information concerning exchange rates between NZ dollars and US dollars (expressed in US dollars per NZ$1.00) based on the noon buying rate in New York City for cable transfers in NZ dollars as reported by the Federal Reserve Bank of New York (the “Exchange Rate”).

On 1 December 2004 the Exchange Rate was .7169

The high and low Exchange Rates for each month during the previous six months were as follows:

Month	High	Low
June 2004	.6412	.6159
July 2004	.6612	.6275
August 2004	.6730	.6406
September 2004	.6755	.6455
October 2004	.7017	.6695
November 2004	.7819	.6838

The average Exchange Rates for the financial periods specified below were as follows:

Fiscal Year ended 30 June	Average (a)
2000	.4995
2001	.4198
2002	.4326
2003	.5252
2004	.6304

(a)	Determined by averaging the Exchange Rates on the last day of each month during the fiscal year.

Item 3 Exchange Rates    12

Risk Factors

Any of the following risks could materially and adversely affect Telecom’s business, financial condition, results of operations or liquidity and capital resources. Additional risks and uncertainties not currently known to Telecom or that Telecom currently believes to be immaterial may also turn out to materially and adversely affect Telecom’s business operations.

Telecom faces vigorous competition in its markets, which could cause Telecom to continue to lose market share, reduce prices and decrease its profitability

The New Zealand telecommunications market has become increasingly competitive since the New Zealand Government introduced open competition in 1989. Telecom has experienced erosion in its market share since then. In 2001, the New Zealand Government introduced the Telecommunications Act 2001 granting competitors greater access to, and ability to resell, Telecom’s products and services. This has increased the rate of market share loss in New Zealand. While the overall market has to date experienced growth, Telecom has lost market share in some key markets, particularly in mobile where, since Vodafone New Zealand Limited’s entry into the mobile market in 1998, Telecom’s market share has reduced from around 85% to around 45%. In response to increased competition, Telecom has lowered the prices of its products and services, particularly the prices for mobile, text messaging and data, as well as national long distance calls and international telephone services. Telecom expects this trend to continue due to vigorous competitive activity, and increased regulation in New Zealand facilitating enhanced competitor access to Telecom’s networks, products and services at lower prices.

Telecom’s competitors include Vodafone Group Inc. and Telstra Corporation Limited and, in addition in Australia, SingTel Optus Pty Limited. Telecom expects these competitors to continue to engage in vigorous price competition in both countries. Telecom also expects that these competitors will continue to market aggressively to those of Telecom’s customers who purchase large volumes of telecommunications services from Telecom. Telecom expects this competition to lead to a continued erosion of market share that could cause Telecom to further reduce prices and decrease its profitability.

Telecom is subject to increasingly extensive industry specific regulation, which is subject to revision, and which may negatively affect its business and profitability by limiting the returns that can be generated on Telecom’s assets

Telecom operates in an increasingly regulated environment. There is telecommunications-specific legislation in both New Zealand and Australia that regulates matters such as carrier and call termination prices and obligations and industry-specific competition regulation that regulates access to services for competitors.

Significant recent and proposed changes in the regulatory environment in New Zealand may have a material adverse effect on the returns expected from Telecom’s provision of telecommunications services by increasing the range and scope of competitor access to Telecom’s networks and services and lowering the price for that access.

There is a trend in New Zealand towards increased regulation of Telecom specifically and telecommunications generally. The Telecommunications Act 2001 provides for the regulator to determine which of Telecom’s services are regulated, the price of those services and the terms and conditions of access.

Current investigations before the regulator include: a requirement for Telecom to provide competitors with cost-based access to Telecom’s digital subscriber line and partial circuit (data tails) services; a review of mobile termination rates; and re-evaluation of prior decisions on cost-based interconnection and business and residential product resale. The outcome of any of these investigations may negatively affect Telecom’s revenues, possibly significantly.

Item 3 Risk Factors    13

The New Zealand Government has announced an implementation review of the Telecommunications Act which may lead to an increase in the scope of regulation of Telecom’s New Zealand businesses and extend the regulator’s enforcement powers. This review may also lead to enhanced wholesale access to Telecom networks, products and services by competitors at lower prices and, consequently, greater erosion of Telecom’s market share and increasing Telecom’s compliance costs.

Rapid technological changes and convergence may impair the return or benefits Telecom expects from its capital investments, which in turn could adversely affect Telecom’s business

Telecom’s business is capital intensive and significant investment in technology and other assets is required before new services can be released to the market. In the 2004 and 2003 financial years Telecom invested $608 million and $600 million, respectively, in capital expenditure principally on telecommunications and network equipment. Telecom expects to incur substantial capital expenditure to continue to invest in these areas. The technology choice or market size assumptions behind these investments may not prove to be valid, or other technologies with lower operating costs or more compelling service propositions may become available to competitors. Telecom could also make technology decisions which could result in services that may not be competitive in the market.

In addition, the structure of the telecommunications industry is changing as a result of convergence of telecommunications, information services and media markets and technologies, which may affect Telecom’s assumptions on the profitability of Telecom’s markets. These factors could result in Telecom having to reduce the prices of its products and services in order to remain competitive leading to unsatisfactory returns on Telecom’s assets and accelerated write-downs of their value, together with significant expenditures in addition to those already planned in order to remain competitive. These factors may also lead to Telecom having to invest in new technologies earlier than originally planned.

For example, Telecom is enhancing its capability to address new business areas in the converging telecommunications, information technology and content markets, a significant investment over several years on an internet protocol-based multi-service Next Generation Network, or, NGN. Consumer demand for, or acceptance of, new services utilising the NGN may be less than anticipated. As a result, increased revenue targets may be unable to be achieved and, longer term, Telecom may incur asset impairment write downs.

Telecom may be unable to successfully introduce internet protocol-based Next Generation Network capability or other new technologies or network infrastructure

Telecom’s planned replacement of its current Public Switched Telephone Network, or PSTN, and data network technologies with the NGN requires a large and complex programme of work to introduce the new capability. Telecom may be unable to effectively manage the transition risks while moving to the new infrastructure, or the NGN technologies may not deliver a level of availability and performance that is acceptable to Telecom’s customers, or the transition could incur a greater cost than is anticipated.

Telecom is exposed to decreasing revenues from the fixed line network due to mobile and other substitution which could adversely affect Telecom’s profitability

Rapid changes in telecommunications and information technology are continuing to redefine the markets in which Telecom operates, including substitution by customers using mobile telephone and internet services in place of making calls over Telecom’s

Item 3 Risk Factors    14

fixed network and falling voice revenues eroding prices. If these trends accelerate, impairment write-downs may be incurred in respect of Telecom’s fixed network assets and revenue derived from the fixed network may decline, which in turn could affect Telecom’s consolidated financial position and results of operations.

If Southern Cross underperforms, Telecom may have to further fund Southern Cross

In October 1998, Telecom joined with two other companies in the formation of the Southern Cross Cables Group, or Southern Cross, to build, own and operate a trans-pacific cable network. Telecom owns 50% of Southern Cross. Southern Cross’ operations are funded by way of a syndicated bank facility, shareholder advances and shareholders’ equity. Telecom has provided debt funding to Southern Cross of US$60 million, as at 30 June 2004 by way of shareholder advances, and has also provided contingent credit support of up to US$67 million in favour of Southern Cross’ senior bank syndicate.

Southern Cross’ financial success is dependent on its sales of international bandwidth and cable capacity and is subject to the risks associated with these ventures, such as deterioration in the financial position of, or level of commitment by, each partner, which may cause the revenues anticipated by Southern Cross to be less than anticipated. The market for international bandwidth has been weak, with over-capacity present on a number of routes. As a result of this downturn Southern Cross’ ability to repay shareholder debt and generate further financial returns for its shareholders is subject to uncertainty. If Southern Cross is unable to make sufficient future market sales, Telecom may be required to provide funding to Southern Cross or the banking syndicate for the outstanding portion of its contingent credit support.

Network or system interruptions may result in reduced user traffic, revenues and damage to Telecom’s reputation

Telecom’s network infrastructure, particularly in New Zealand is geographically widespread and is vulnerable to natural hazard disasters such as earthquakes, volcanoes, floods and tsunami. These events and others, such as fire, terrorism or sabotage affecting key facilities, software faults, viruses, power supply loss or overloading from abnormal traffic loads could result in service failures to large numbers of customers for an extended period and delays in the processing of bills and the receipt of related payments. Some network and information technology systems that deliver Telecom’s services, provisioning and billing systems may not be fully protected against such events. In addition, some of Telecom’s network and systems are not covered by formal disaster recovery and support arrangements. The occurrence of any of these events could result in loss of revenue, compensation payments and contractual penalties.

Telecom is dependent on a limited number of key third party suppliers for the delivery of important services. The deterioration of the financial condition of any of these suppliers, or the loss of whom, could adversely affect Telecom’s business

Telecom depends upon key suppliers for the supply of voice switching equipment, transmission equipment and cellular mobile network equipment. Since 2002, Telecom has been increasingly reliant on the effective operation and continued existence of its key technology partners, Alcatel and Lucent, to ensure the continuity, integration and development of its wired and wireless network services.

Telecom has also outsourced other elements of its operations to other external parties. These elements include information technology requirements for processes such as provisioning and billing services for customers, and local access network design, build and maintenance services. In particular, Telecom is reliant on the effective operation and continued existence of its information technology partner, EDS New Zealand Limited, to ensure the continuity of the information technology infrastructure and business processes.

Item 3 Risk Factors    15

Telecom’s performance in the New Zealand mobile market could be disadvantaged as a result of its key competitor’s global scale which allows it to purchase handsets and develop applications on more favourable commercial terms. To ameliorate this risk Telecom has entered into a commercial agreement with Sprint PCS, or Sprint. This agreement has enabled Telecom to source handsets directly from original equipment manufacturers on favourable commercial terms. In addition, under the agreement, Telecom is able to obtain access to mobile applications developed by Sprint. Without this agreement there is a risk that Telecom’s financial performance could be adversely affected.

Telecom’s operations depend on the successful management of these relationships and on the ongoing delivery of products and services by the external parties. The worldwide downturn in telecommunications investment still puts some of Telecom’s suppliers at risk of not being able to continue their operations in their current form and, potentially, being unable to continue to supply Telecom. This may make it more costly for Telecom to manage its networks, systems and products and may have a negative effect on its financial position and operations.

Telecom is dependent upon its competitors’ networks in Australia

In Australia, Telecom’s subsidiaries make extensive use of Telstra’s access services, including Public Switched Telephone Network, or PSTN, interconnection, local carriage resale and unconditioned local loop. There is a risk that Telecom’s subsidiaries may be unable to satisfactorily renegotiate interconnection and other arrangements.

Telecom may be unable to successfully integrate the businesses it acquires, or maximise the results from strategic alliances and investments

Telecom, from time to time, makes acquisitions and investments. Current and future acquisitions or strategic alliances involve risks that Telecom may fail to successfully integrate the businesses acquired with its existing operations, which may prevent Telecom from achieving the financial and strategic goals and value anticipated at the time of any acquisition or strategic alliance.

Telecom may pay too much for acquisitions and investments

Value assumptions Telecom uses to make decisions about acquisitions and investments may prove to be incorrect. In particular, the carrying value of acquisitions and investments is based on assumptions about future value which, if not realised, could lead to asset write-downs. For example, a write-down of $850 million was included in the financial results for the year ended 30 June 2002 with respect to Telecom’s NZ$2.2 billion acquisition of AAPT completed in 2001. In accordance with accounting standards, Telecom is continuously reviewing asset values for impairment against fair value. Further write downs will occur where Telecom determines that the fair value of its acquisitions or investments is determined to be less than the carrying value of those acquisitions or investments.

Telecom may be unable to obtain future financing at favourable rates to fund the development of its business

Telecom had debt borrowings totalling NZ$4,241 million at 30 June 2004, the majority of which will need to be refinanced in the future. Conditions in the financial markets could adversely affect Telecom’s ability to finance its operations. In particular, if the general level of interest rates rises, Telecom may be unable to borrow at affordable rates.

Telecom currently has long term investment grade credit ratings for senior unsecured debt of A2 from Moody’s Investors Service and A from Standard & Poor’s Ratings Group.

Item 3 Risk Factors    16

To the extent that Telecom’s debt ratings, or the ratings of the telecommunications sector generally, are downgraded, there is a risk that its cost of funding could increase, or that Telecom’s access to domestic and international debt capital markets could be restricted.

Two of Telecom’s existing term debt issuances (issued under the Euro Medium Term Notes) have pricing triggers in the event of a rating downgrade. These triggers would apply if Telecom’s long term senior unsecured ratings from Standard & Poor’s Ratings Group and Moody’s Investors Service fell below A- and A3 respectively.

Imputation credits would not continue to be available if there is a substantial change in ownership of Telecom

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

However, if there are changes in the ownership of Telecom’s shares such that there is a greater than 34% change in continuity of ownership between the derivation of imputation credits and the attaching of those credits to dividends, such credits will be lost if they have not already been used in relation to dividends. If such credits were to be lost, this could result in greater taxes on dividends until such time as Telecom’s imputation credit account is restored through future taxes paid.

The demand for Telecom’s services is influenced by economic conditions

Telecom’s business is influenced by economic conditions within the countries in which it operates, and in particular by the state of the New Zealand and Australian economies and also in the economies of their major trading partners. A significant weakening in the New Zealand or Australian economy could have a material adverse effect on Telecom’s business and results of operations.

Telecom’s unhedged borrowings may expose it to fluctuations in interest rates. Hedged borrowings expose Telecom to counterparty risk

Telecom has a mix of both floating interest rate and fixed interest rate debt securities on issue at any point in time. Telecom has a policy of converting almost all its floating interest rate exposures to fixed interest rates through the use of derivative financial instruments. As of 30 June 2004 $4,131 million or 98.7% of Telecom’s debt was subject to, or had been converted to fixed interest rates. These instruments minimise the risk of adverse interest rates impacting Telecom’s profitability. As a consequence of entering into these derivative financial instruments, Telecom is exposed to the risk that the counterparties to such arrangements may fail to perform their obligations. To the extent that floating interest rate obligations are not converted to fixed interest rate exposures, Telecom is subject to volatility in underlying short-term interest rates.

Depreciation or fluctuations of the New Zealand dollar relative to other currencies could adversely affect Telecom’s financial condition and results of operations

Telecom’s revenues and expenses are denominated predominantly in New Zealand and Australian dollars. Telecom purchases equipment, materials and supplies denominated in a variety of foreign currencies depending on the source of the goods purchased. Movements in the value of the New Zealand dollar against other currencies can adversely affect Telecom’s financial performance.

Item 3 Risk Factors    17

Telecom has a policy of hedging a substantial portion (approximately 70% as at 30 June 2004) of its budgeted 12 month foreign currency expenditure to reduce the volatility of each exchange rate movement on Telecom’s financial performance and results. However, in respect of capital expenditures beyond a 12 month time horizon and to the extent that foreign currency expenditure is unhedged, in line with Telecom’s policy, there is a risk that fluctuations in foreign currency rates may impact upon the cost to Telecom of such foreign sourced purchases. In addition, a substantial portion of Telecom’s borrowing is denominated in foreign currencies. Telecom has a policy of holding debt in foreign currencies proportionate to the value of the assets held in that currency and of hedging its exposure to exchange rate fluctuations in respect of other foreign currency borrowings. These instruments seek to minimise the risk of currency rate fluctuations. As a consequence of entering these hedging instruments, Telecom is exposed to the risk that the counterparties to such arrangements may fail to perform their obligations.

Accordingly, there are risks that currency movements could negatively impact Telecom’s financial condition and results of operations despite Telecom’s hedging strategies. Telecom cannot provide assurance that currency fluctuations or limitations on Telecom’s ability to convert or transfer currencies would not have a material adverse effect on Telecom’s financial condition and the results of Telecom’s operations.

Loss of key Telecom, supplier and partner personnel could delay business plan initiatives or lengthen service interruptions

Many of Telecom’s service operations are specialised and are dependent on highly skilled personnel, within Telecom and its key suppliers and partners, to meet current and planned performance levels. Successful operation of Telecom’s business is dependent on its ability to attract and retain key personnel whose skills are in demand throughout the industry. Telecom cannot be sure that such key personnel can be retained.

Operational key sites may be subject to Maori land claims

Significant holdings of land in New Zealand are subject to Treaty of Waitangi claims by Maori. Telecom may have limited options for siting new facilities because of radio coverage issues or network design considerations, and claimants, both formal and informal, have the potential to delay the implementation of network development investment plans.

Perceived health risks associated with electromagnetic energy could expose us to liability or negatively affect Telecom’s operations

Allegations have been made, but not proven, that mobile telecommunications equipment may pose health risks through exposure to emissions of radio frequency electromagnetic energy from such devices. The weight of national and international scientific opinion is that there is no substantial evidence of detrimental public health effects from cellular transmission equipment operating at typical levels. Investigations are continuing into the safety of cellular handsets. In its operations, Telecom complies with the radio frequency exposure levels permitted by the applicable New Zealand standard.

However, there is a risk that an actual or perceived health risk associated with mobile telecommunications equipment could lead to litigation, adversely affect Telecom through a reduction in the number of subscribers or the growth rate of mobile telecommunications services or reduced usage per subscriber, or hinder Telecom’s placement of new mobile telecommunications equipment.

Item 3 Risk Factors    18

Item 4. Information on the Company

Business Overview

Introduction

Telecom Corporation of New Zealand Limited, a limited liability company incorporated under the Companies Act 1993, or Companies Act, is domiciled in New Zealand and has its registered office located at Telecom House, Level 8, North Tower, 68 Jervois Quay, Wellington. Telecom’s telephone number is 64-4-801-9000. Telecom is registered with the New Zealand Companies Office under the registration number WN 328287.

Telecom provides a full range of telecommunications products and services in New Zealand including local, national, international and value-added telephone services, cellular and other mobile services, data and internet services, equipment sales and installation services, leased services and directories.

Telecom’s principal Australian subsidiary, AAPT Limited, or AAPT, offers a wide variety of fixed-line, data, internet and mobile services.

Telecom’s other major Australian subsidiary TCNZ Australia Pty Limited, or TCNZA, offers on-line and telecommunication services to its target market which is major Australian corporate organisations.

Telecom also has other offshore interests including a major interest in the Southern Cross Cables Network and a 19.9% interest in Hutchison 3G Australia Limited. See “Item 4 - Property, Plant and Equipment - Network Assets - International”.

Telecom’s ownership history

Telecom was established on 24 February 1987 by the New Zealand Government for the purpose of acquiring the telecommunications business of the Post Office. This was done as part of a broad range of reforms instituted by the New Zealand Government that were designed to place New Zealand Government owned trading agencies on an equal footing with private industry.

Ameritech Holdings Limited, or Ameritech, and Verizon Communications Inc., or Verizon, purchased Telecom from the New Zealand Government in September 1990. As part of the purchase, Ameritech and Verizon each agreed to gradually reduce their beneficial ownership in Telecom to 24.95%, which they completed in 1993 by private transactions.

In 1998, Ameritech disposed of substantially all of its Telecom shareholding and its two nominated directors resigned from the Telecom Board. In May 1999, Verizon’s nominated directors resigned from the Telecom Board. Verizon advised Telecom in September 2002 that it had sold substantially all of its Telecom shares.

Telecom’s acquired subsidiaries

AAPT Limited

In 1999, to expand its operation into the trans-Tasman market, Telecom acquired 81.4% of AAPT’s shares for NZ$1,498 million and purchased the remaining AAPT shares between September and December 2000 for NZ$635 million. AAPT is now one of Telecom’s principal subsidiaries offering a wide variety of fixed-line, data, internet and mobile services to the Australian market.

Item 4 Business Overview    19

Gen-i Limited / Ceritas New Zealand Limited

In 2004, Telecom, acquired IT service companies Gen-i Limited, or Gen-i, and Ceritas New Zealand Limited, or Computerland, to further extend its solutions capabilities. The acquisition of Gen-i from Cullen Investments Limited for NZ$62.3 million was completed on 1 July 2004. Computerland was acquired for approximately NZ$26 million in August 2004.

Telecom’s interests in other companies

Southern Cross Cables Holdings Limited

In October 1998, Telecom joined with two other companies in the formation of the Southern Cross Cables Group, or Southern Cross, to build, own and operate a trans-pacific cable network. Telecom owns 50% of Southern Cross. See “Item 5 – Other Matters - Southern Cross”. The Southern Cross Cables Group consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited (and their subsidiaries).

Independent Newspapers Limited

Telecom’s holds 12% of Independent Newspapers Limited, or INL.

Telecom initially acquired a 10% stake in INL during the year ended 30 June 2000. In 2001, Telecom acquired a 12% shareholding in Sky Network Television Limited, or Sky, which it sold in October 2003 to INL under INL’s takeover offer for Sky. Total consideration received was $221 million, made up of approximately $157 million in cash with the remainder in the form of shares in INL, taking Telecom’s shareholding in INL to its current level of 12%.

Hutchison 3G Australia Limited

In May 2001, Hutchison Whampoa Limited, Hutchison Telecommunications (Australia) Limited and Telecom formed a major strategic alliance. As part of this alliance, Telecom acquired a 19.9% shareholding in Hutchison 3G Australia Limited, a company established to construct and operate a 3G mobile network in Australia. In December 2004, Hutchison 3G Australia Limited entered into an agreement with Telstra to establish a 50/50 partnership called 3GIS Pty Limited that will own and operate Hutchison 3G Australia Limited’s W-CDMA radio access network and fund future network deployment.

Capital expenditures and divestitures

For a discussion of Telecom’s principal capital expenditures and divestitures in the preceding three year period, please refer to “Item 5 – Liquidity and Capital Resources.”

Telecom’s principal partnering arrangements

Alcatel

In June 2002, to manage the development and integration of the trans-Tasman internet protocol-based multi-service Next Generation Network, or NGN, Telecom and Alcatel New Zealand Limited, or Alcatel, entered into a strategic partnering relationship. Telecom and Alcatel have agreed to work together to migrate Telecom’s current voice and data networks to an internet protocol network in New Zealand and to integrate that network with Telecom’s core network in Australia. Alcatel will be the primary supplier to Telecom of equipment to provide new services in New Zealand. Since July 2003 Alcatel has taken increased responsibility for the management of Telecom’s network planning, development and operations services in New Zealand and Australia.

Item 4 Business Overview    20

Broadcast Communications Limited

In January 2003, Telecom signed an agreement with Broadcast Communications Limited by which Broadcast Communications Limited agreed to build an open access network to enable Telecom to provide a range of broadband and wireless services to rural customers who were beyond the reach of Telecom’s ADSL Xtra services. The network was completed in November 2003 and provided services to approximately 300 of Telecom’s rural customers as at 30 June 2004.

Lucent Technologies (NZ) Limited

In June 2003, Lucent Technologies (NZ) Limited, or Lucent, signed a five year agreement with Telecom in which Lucent agreed to manage Telecom’s network planning, design, implementation and operational services, including all support and maintenance in relation to Telecom’s CDMA network in New Zealand.

Sky Network Television Limited

In July 2003, Telecom entered into a reseller agreement and a retransmission agreement with Sky. Under the retransmission agreement Telecom is able to retransmit Sky programming over Telecom’s network. Under the reseller agreement Telecom can resell Sky services to domestic subscribers and to commercial subscribers with Sky’s consent. Sky and Telecom have agreed that in 2007, they will consider a renewal of the agreements, however, there is no obligation on either party to renew.

EDS New Zealand Limited

In 1999, Telecom outsourced the operation of its information services systems to EDS New Zealand Limited, or EDS, as part of a 10 year information technology services agreement. In 2002, the term of the original agreement was extended by a further three years and Telecom relinquished its 10% shareholding in EDS. Additionally, Telecom and EDS agreed changes to align the outsourcing agreement with Telecom’s business requirements including, in July 2004, the implementation of fully contestable application development and maintenance services. The EDS outsourcing agreement for Australia replicates that for New Zealand, except that EDS does not provide application development and maintenance services in Australia.

Microsoft Corporation

Telecom, through its subsidiary Xtra Limited, has entered into a licensing agreement with Microsoft Corporation which provides Xtra Limited with MSN services on the portal xtramsn.co.nz.

Item 4 Business Overview    21

Organisational Structure

Telecom’s organisation comprises two primary areas of operation, one in New Zealand “New Zealand Operations” and one in Australia “Australian Operations”, and four corporate support units which provide advisory support to those operational units.

New Zealand Operations

New Zealand Operations comprises three divisions, Wired, Wireless and International, which are supported by Channel, Sales Delivery, Capability, ISP and IT units.

New Zealand Wired Division

This division provides voice, data and internet services to New Zealand customers. Local services provided include fixed line and value added services. The New Zealand Wired Division provides New Zealand customers with national and international calling services (including calls to mobile networks). It also provides a range of data communications services including voice messaging, private network management services and information technology communications services to New Zealand business customers and broadband services to New Zealand retail customers.

Internet access, value-added online services and advertising for New Zealand residential business customers are provided within this division by Xtra Limited. Xtra Limited is the largest internet service provider in New Zealand and operates the xtramsn.co.nz website in alliance with Microsoft Corporation.

The Wired Division also includes Telecom’s IT services business. Telecom Advanced Solutions was formed in 2000. It provided network based application services and management and integration of customers’ information communications and technology services. In the 2004 calendar year, Telecom acquired Gen-i Limited, or Gen-i, and Ceritas New Zealand Limited, or Computerland, to further extend its service capabilities. Telecom Advanced Solutions has recently been merged into Gen-i Limited and this division is operating under the Gen-i name. Computerland continues to operate as a standalone unit within this division.

Whilst operated separately, for financial reporting purposes, Telecom Directories Limited, or Telecom Directories, is incorporated within the Wired Division. Telecom Directories provides online and hard copy White Pages® telephone listings and Yellow Pages® advertising to New Zealand customers.

New Zealand Wireless Division

This division provides mobile services to New Zealand customers. Voice and data services are provided over the 027 network (Code Divisional Multiple Access network) and 025 network (Time Divisional Multiple Access network). In addition to voice services, high-speed data capability and text messaging services are provided by this division to New Zealand customers. This division has recently rolled out high-speed 3G mobile technology (called T3G) using EV-DO technology, which Telecom has launched in New Zealand.

International

The international division provides calling and managed data services between New Zealand, Australia and other countries worldwide to New Zealand and Australian customers. This unit operates through exchanges in Sydney, Los Angeles, Tokyo, New York, Miami, Frankfurt and London supporting international traffic including “transit” traffic where Telecom is an intermediary carrier of international calls.

Item 4 Organisational Structure    22

Australian Operations

In Australia, AAPT operates Consumer and Business divisions which are each supported by sales and marketing teams and network and customer services functions, as described further below.

Consumer

The Consumer division provides fixed line, mobile and internet services to Australian residential and small business customers.

Business

The Australian Business division includes the full range of telecommunications services (voice, data and IP) provided to AAPT’s business, corporate, government and wholesale customers. Also included are the telecommunications services provided by TCNZA to corporate customers.

Corporate support units

Corporate Finance

Telecom’s corporate finance unit is responsible for investment and performance management, financial reporting, taxation and treasury compliance, credit management, investor relations, and other corporate finance related activities.

General Counsel Group

Telecom’s general counsel group comprises the legal services, secretariat, internal audit, risk management and government relations and regulatory compliance areas.

Corporate Affairs

Telecom’s corporate affairs group oversees Telecom’s public relations activities and is responsible for internal staff communications, brand management and stakeholder communications.

Human Resources

Telecom’s human resources group is responsible for recruitment, performance management, remuneration, employment relations, retention and development.

See “Operating and Financial Review and Prospects” for a discussion of the financial performance of Telecom’s reportable segments during the last three fiscal years. See “History and Development of the Company” and Exhibit 8 (for a list of Telecom’s significant subsidiaries).

Marketing and Customer Service

New Zealand

Telecom’s marketing activities are focused on positioning Telecom as a major competitive provider of telecommunications, information and entertainment services to customers in New Zealand. Telecom maintains a number of advertising programmes, including broadcast, print and online media, to support its sales effort. The focus of Telecom’s advertising strategy is to build preference for Telecom’s brand, increase customer awareness of products and stimulate usage.

Item 4    23

Telecom utilises a range of indirect and direct channels to manage its different customer segments which are determined by considering both the size and complexity of those customers.

Retail

Telecom stores and dealers interface with customers to assist in providing business and personal telecommunications services. In August 2004, Australian retailer, Leading Edge Group, purchased 15 of Telecom’s business focussed retail stores with the aim of growing Telecom’s existing retail business customer base. Telecom now has an extensive nationwide network of 24 retail stores.

Consumer and Small Business Enterprises, or CSBS

Customers in these two customer segments, Consumer and Small Business are served through a range of phone, online, paper and face to face channels. They include sales, after sales service, faults, billing, credit, 0800 000 and www.telecom.co.nz.

Corporate and Medium Enterprise

Customers in these two customer segments are account managed by Channel units, which provide products and customer service to Telecom’s business and public sector customers. These units principally fulfill sales and account management functions but also manage products specially designed for such customers. For example InfoXchange which can help customers achieve faster, more effective information sharing and Managed Mail, a message management system, combining a secure email service with address books, shared calendars, contacts and folders and task management features.

Wholesale

The Wholesale group, focus on providing customised solutions in terms of products, provisioning and customer service to Telecom’s wholesale customers who include carriers, internet service providers, resellers and broadcasters. The group also actively seeks growth opportunities in terms of new segments and products and looks to partner with customers to develop new opportunities. Within this group a specialist fault management team has been established to handle faults and resolution for wholesale customers.

Australia

Marketing communications programmes including advertising, face to face, direct mail and telemarketing are used to support Australian customer acquisition and retention goals. Cross-selling and upselling of services to customers is achieved through a combination of in-house and outsourced call centres.

Different marketing strategies are applied to each of the Australian customer segments.

Consumer

AAPT Consumer is targeting customers with bundled offers that build scale around Telecom’s voice and IP infrastructure.

Business

AAPT Business’s marketing strategy is to take advantage of AAPT’s integrated IP network to provide a range of business applications such as Hosted Voice (VoIP) and best-in-class reporting tools that offer a transparent view of communication costs and solutions for mobilising a workforce.

Item 4    24

Principal products and services

Overview of principal products and services

The breakdown of Telecom’s revenues by major products and services categories is shown in the table below.

	Year ended 30 June
	2004		2003		2002
	NZ$m	% of total	NZ$m	% of total	NZ$m	% of total
Local Service	1,120	20.8	1,110	21.4	1,080	19.5
National Calling	1,045	19.4	1,090	21.0	1,178	21.3
International Calling	364	6.8	401	7.7	531	9.6
Other calling	37	0.7	51	1.0	54	1.0
Interconnection	193	3.6	154	3.0	145	2.6
Cellular and Mobile	813	15.1	796	15.3	822	14.8
Data	721	13.4	670	12.9	657	11.9
Internet	229	4.3	219	4.2	197	3.6
Solutions	54	1.0	34	0.7	21	0.4
Directories	221	4.1	207	4.0	198	3.6
Resale	317	5.9	278	5.4	399	7.2
Miscellaneous	238	4.4	181	3.5	255	4.6
Abnormal revenues	28	0.5	—	0.0	—	0.0

Total	5,380	100.0	5,191	100.0	5,537	100.0

Telecom’s revenues are predominantly earned in New Zealand and Australia, with a small proportion of revenue earned in other countries in Telecom’s international telecommunications business. Of total revenues of $5,380 million for the year ended 30 June 2004, $3,836 million (71.3%) was earned in New Zealand, $1,490 million (27.7%) was earned in Australia and $54 million (1.0%) was earned in other countries. In the discussion of major products and services below, revenue from other countries are included within the New Zealand balances, given their small size.

Local Service

Operating Revenue

The table below sets forth Telecom Group’s operating revenue for local service for New Zealand and Australian business units in millions of NZ dollars, and as a percentage of Telecom Group’s operating revenue, for the years ended 30 June 2004, 2003 and 2002.

	30 June 2004		30 June 2003		30 June 2002
	NZ$ million	%	NZ$ million	%	NZ$ million	%
New Zealand	$1,073	19.9%	$1,059	20.4%	$1,027	18.5%
Australia	$47	0.9%	$51	1.0%	$53	1.0%

Total	$1,120	20.8%	$1,110	21.4%	$1,080	19.5%

In New Zealand, the main components of local telephone service are fixed line services such as business and residential line rentals, local call charges (predominantly paid by business customers) including Centrex (a product that allows conventional PSTN lines and phones to be used in such a way that they appear to be part of a private network, offering businesses an alternative to buying or leasing their own PABX) and Virtual Private Network, or VPN, and value added services, such as call waiting, caller display, and voice messaging and private network management services.

Item 4 Principal Products and Services     25

Local telephone service provides the customer with access to the local telephone exchange, allowing telephone communication between customers in a local calling area and access to national and international toll services.

At this stage, AAPT has a limited number of customers connected directly to its network for local call services.

National Calling

Operating Revenue

The table below sets forth Telecom Group’s operating revenue for national calling for New Zealand and Australian business units in millions of NZ dollars, and as a percentage of Telecom Group’s operating revenue for the years ended 30 June 2004, 2003 and 2002.

	30 June 2004		30 June 2003		30 June 2002
	NZ$ million	%	NZ$ million	%	NZ$ million	%
New Zealand	$649	12.1%	$682	13.1%	$710	12.8%
Australia	$396	7.4%	$408	7.6%	$468	8.5%

Total	$1,045	19.4%	$1,090	21.0%	$1,178	21.3%

In New Zealand, national calls (also known as inland toll calls or, in the United States, long distance calls) include calls to a location outside the caller’s local calling area including Centrex and VPN, calls to cellular networks originating within the fixed line network, National 0800 calls and charges for operator assisted calls.

In Australia, AAPT provides a range of voice services across Australia to all consumer segments to all Australian destinations and international destinations. AAPT owns or leases a high-speed inter-capital fibre network between Australia’s major cities to carry both data and voice.

In addition, AAPT’s existing long distance customers that have pre-selected AAPT are automatically provided with fixed to mobile services by AAPT, as long distance and fixed to mobile services are not unbundled in Australia. Calls made from a fixed wire phone to mobiles are carried over AAPT’s network, and terminated on a mobile network. AAPT pays an interconnect fee to mobile operators to terminate calls on their network.

Item 4 Principal Products and Services    26

International Calling

Operating Revenue

The table below sets forth Telecom Group’s operating revenue for international calling for New Zealand and Australian business units in millions of NZ dollars, and as a percentage of Telecom Group’s operating revenue, for the years ended 30 June 2004, 2003 and 2002.

	30 June 2004		30 June 2003		30 June 2002
	NZ$ million	%	NZ$ million	%	NZ$ million	%
New Zealand	$269	5.0%	$329	6.3%	$419	7.6%
Australia	$95	1.8%	$72	1.4%	$112	2.0%

Total	$364	6.8%	$401	7.7%	$531	9.6%

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

Australian international calling revenue is primarily derived from long distance traffic carried by undersea cable or by satellite to and from Australia, both for AAPT and TCNZA retail customers and for wholesale customers such as calling card providers.

Interconnection

Operating Revenue

The table below sets forth Telecom Group’s operating revenue for interconnection for New Zealand and Australian business units in millions of NZ dollars, and as a percentage of Telecom Group’s operating revenue for the years ended 30 June 2004, 2003 and 2002.

	30 June 2004		30 June 2003		30 June 2002
	NZ$ million	%	NZ$ million	%	NZ$ million	%
New Zealand	$142	2.6%	$114	2.2%	$111	2.0%
Australia	$51	0.9%	$40	0.8%	$34	0.6%

Total	$193	3.6%	$154	3.0%	$145	2.6%

Telecom exchanges calls with competing telecommunications operators which require access to Telecom’s networks in order to terminate calls on Telecom’s networks in New Zealand and Australia. Telecom’s revenues include payment for calls carried on behalf of other service providers. Prices and terms for this interconnection are determined by agreement between the parties.

Item 4 Principal Products and Services    27

Cellular and Other Mobile Services

Operating Revenue

This table below sets forth Telecom Group’s operating revenue for cellular and other mobile services for New Zealand and Australian business units in millions of NZ dollars and as a percentage of Telecom Group’s operating revenue for the years ended 30 June 2004, 2003 and 2002.

	30 June 2004		30 June 2003		30 June 2002
	NZ$ million	%	NZ$ million	%	NZ$ million	%
New Zealand	$612	11.4%	$570	11.0%	$557	10.1%
Australia	$201	3.7%	$226	4.4%	$265	4.8%

Total	$813	15.1%	$796	15.3%	$822	14.8%

Cellular and other mobile services comprise access and airtime charges for calls originating from Telecom’s cellular network (including international calls) and revenue from text messages sent by Telecom customers, WAP services, wireless data services, paging and mobile radio services, cellular equipment and other related services.

In New Zealand, Telecom’s cellular 027 network (Code Divisional Multiple Access network, or CDMA) and 025 network (Time Divisional Multiple Access network, or, TDMA) are available to approximately 96% of the New Zealand population. The network consists of both digital (CDMA and DAMPS) and analogue (AMPS) services. Telecom launched its CDMA network in July 2001 and expects to gradually phase out its AMPS and DAMPS services by the end of 2007. At 30 June 2004, Telecom had approximately 1,352,000 cellular connections in New Zealand (up from approximately 1,250,000 connections at 30 June 2003, an increase of approximately 8.2%, and up from approximately 1,308,000 connections at 30 June 2002, an increase of approximately 3.36%). At 30 September 2004, total connections had increased to 1,367,000. Total connections represent all phones provided under a current contract (for postpaid cellular) and all phones that have made or received a call in the last six months (for prepaid cellular). Due to the inherent non-contractual nature of a prepaid connection, disclosed prepaid connections may include some inactive customers as it is possible for customers who change networks or providers to continue to be counted in the connection base for the six months following the change.

Special features provided through the Telecom cellular telephone service include: optional rate plans; two way text services; cellular secretary (voice mail); call diversion; three-way conferencing; international roaming; mobile extension; information services such as news, sport and weather; and access to e-mail.

Telecom’s New Zealand CDMA network provides access to a nationwide data capability by which Telecom customers can wirelessly access the internet or connect remotely to the office. In July 2002, Telecom commercially launched 1XRTT services under the Mobile Jetstream brand. 1XRTT is an upgrade of Telecom’s CDMA network offering significantly greater data transmission speeds. The CDMA network has recently been upgraded to Evolution Data Optimised, or EV-DO (a 3G mobile technology), to provide very high speed wireless data capabilities in New Zealand’s metropolitan areas and holiday locations.

Telecom’s cellular service is marketed using a variety of distribution methods including call centres, Telecom direct sales force and franchised retail outlets. Telecom’s cellular service is also resold by other organisations which use a combination of direct response, retail, door-to-door selling and telemarketing activity.

Item 4 Principal Products and Services    28

AAPT retails mobile services as a reseller of Vodafone cellular products. In November 2001, Telecom and Vodafone Australia signed a network services agreement. Under this agreement Telecom purchases capacity at wholesale prices and connects to Vodafone Australia’s network while continuing to market its cellular services to customers through the AAPT brand. AAPT had approximately 179,000 Global System for Mobile Communications (GSM) mobile customers as at 30 June 2004. AAPT no longer markets mobile as a stand alone product, now selling it only in combination with other products.

Data

Operating Revenue

The table below sets forth Telecom Group’s operating revenue for data services for New Zealand and Australian business units in millions of NZ dollars, and as a percentage for Telecom Group’s operating revenue, for the years ended 30 June 2004, 2003 and 2002.

	30 June 2004		30 June 2003		30 June 2002
	NZ$ million	%	NZ$ million	%	NZ$ million	%
New Zealand	$516	9.6%	$463	8.9%	$430	7.8%
Australia	$205	3.8	$207	4.0%	$227	4.1%

Total	$721	13.4	$670	12.9%	$657	11.9%

Telecom data business generates revenue principally from data transmission services, dedicated leased lines and managed data services. Telecom has made extensive use of ADSL technology to provide broadband internet access over existing copper telephone lines. LanLink and Internet Protocol Networking provide secure and private Internet Protocol networking solutions to customers. Telecom’s frame relay and Asynchronous Transfer Mode services provide high-speed data services. The Asynchronous Transfer Mode service is increasingly being used to support Internet Protocol services. Telecom offers a wide range of dedicated circuit services to satisfy the needs of customers requiring use of exclusive telecommunications links. Telecom also provides Internet Protocol network services which connect other internet service providers to their customers.

AAPT owns and operates one of the largest secure private Internet Protocol networks in Australia. In Victoria this network is mainly used for the Victorian Government and is called VicOne. Although AAPT was unsuccessful in its bid to supply telecommunications services including voice, data and internet services to all Victoria Government agencies, AAPT is continuing to derive revenue from the use of the network, and the unsuccessful bid has not impacted AAPT’s network from a technical perspective. In other states TCNZA uses this network to support the major key account, Commonwealth Bank of Australia. TCNZA manages faults, reporting and provisioning on this part of the network. The network also supports Frame Relay and Asynchronous Transfer Mode types of networks.

Item 4 Principal Products and Services    29

Internet

Operating Revenue

The table below sets forth Telecom Group’s operating revenue for internet services for New Zealand and Australian business units in millions of NZ dollars, and as a percentage of Telecom Group’s operating revenue, for the years ended 30 June 2004, 2003 and 2002.

	30 June 2004		30 June 2003		30 June 2002
	NZ$ million	%	NZ$ million	%	NZ$ million	%
New Zealand	$136	2.5%	$124	2.4%	$105	1.9%
Australia	$93	1.7%	$95	1.8%	$92	1.7%

Total	$229	4.3%	$219	4.2%	$197	3.6%

Telecom’s internet services business generates revenues principally from providing internet access for residential and business customers. Telecom, through its subsidiary Xtra Limited, has entered into a licensing agreement with Microsoft Corporation which provides Xtra Limited with MSN services on the portal xtramsn.co.nz. AAPT derives revenue from providing internet access to business, corporate and government customers and also generates revenue by wholesaling services to other internet service providers, which in turn resell their services to retail customers.

Solutions

Operating Revenue

The table below sets forth Telecom Group’s operating revenue for solutions for New Zealand and Australian business units in millions of NZ dollars, and as a percentage of Telecom Group’s operating revenue, for the years ended 30 June 2004, 2003 and 2002.

	30 June 2004		30 June 2003		30 June 2002
	NZ$ million	%	NZ$ million	%	NZ$ million	%
New Zealand	$54	1.0%	$34	0.7%	$21	0.4%
Australia	—	—	—	—	—	—

Total	$54	1.0%	$34	0.7%	$21	0.4%

Telecom’s solutions revenue comes from its New Zealand business, operating under the Telecom Advanced Solutions brand. Solutions revenue is derived from providing services that meet customers’ integrated communication and technology needs. This includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services.

Subsequent to 30 June 2004, Telecom has acquired IT services companies Gen-i Limited and Ceritas New Zealand Limited (trading as Computerland) to extend its solutions capabilities. Telecom expects these acquisitions to result in further growth in Solutions revenue in 2005 and beyond. The business of Telecom Advanced Solutions is being merged into Gen-i, with Gen-i being the ongoing brand for the combined entity.

Item 4 Principal Products and Services    30

Directories

Operating Revenue

The table below sets forth Telecom Group’s operating revenue for directories for New Zealand and Australian business units in millions of NZ dollars, and as a percentage of Telecom Group’s operating revenue, for the years ended 30 June 2004, 2003 and 2002.

	30 June 2004		30 June 2003		30 June 2002
	NZ$ million	%	NZ$ million	%	NZ$ million	%
New Zealand	$221	4.1%	$207	4.0%	$198	3.6%
Australia	—	—	—	—	—	—

Total	$221	4.1%	$207	4.0%	$198	3.6%

Telecom annually publishes in New Zealand 18 regional directories listing customers’ names and telephone numbers and 22 local directories. A standard listing in the regional and local directories is free to both residential and business customers. Special listings are available on a charged basis. Regional advertising directories classified by product or service (“Yellow Pages®”) are also published every year. Telecom offers process colour, four colour advertising, bold and super bold entries and logos in its directories. Telecom also provides Internet White Pages® and Internet Yellow Pages®. Telecom’s directories revenues are principally derived from the sale of advertising in Yellow Pages® directories.

Resale Services

Operating Revenue

The table below sets forth Telecom Group’s operating revenue for resale services for New Zealand and Australian business units in millions of NZ dollars, and as a percentage of Telecom Group’s operating revenue, for the years ended 20 June 2004, 2003 and 2002.

	30 June 2004		30 June 2003		30 June 2002
	NZ$ million	%	NZ$ million	%	NZ$ million	%
New Zealand	—	—	—	—	—	—
Australia	$317	5.9%	$278	5.4%	$399	7.2%

Total	$317	5.9%	$278	5.4%	$399	7.2%

AAPT resells Telstra’s local call services to customers not directly connected to AAPT’s network. This service is principally marketed to customers as part of a bundle with AAPT’s other services, particularly calling services.

Item 4 Principal Products and Services    31

Competition

New Zealand

Overview

There is no compulsory licensing scheme or other statutory barrier to entry to any part of the telecommunications industry in New Zealand. Until 2001, New Zealand also had no industry-specific regulation, relying on generic antitrust law as the only source of competition regulation.

In December 2001, an industry-specific regulatory regime was introduced by the Telecommunications Act 2001. Although the regime represents a major change to New Zealand’s previously deregulated environment, the regulatory regime is consistent with regimes in other countries. There has not been a marked increase in market entrants since the legislation was enacted. However, the legislation has made competition for residential and business access across all of New Zealand possible for the first time by allowing Telecom’s competitors to access its nationwide products and services. Telecom expects to continue to lose market share in access, calling and data products and services as a result. Since Vodafone’s acquisition of Bell South New Zealand, Telecom’s mobile market share has decreased to approximately 45%. Increased competition has also helped to grow the market for telecommunications services, particularly for broadband and data services with the number of consumers using multiple products and services increasing during the previous two financial years.

Telecom’s principal competitors are affiliates of large multi-national corporations with substantial resources, including Telstra, TelstraClear and Vodafone through Vodafone New Zealand Limited, or Vodafone New Zealand. Telecom expects competition to continue to intensify, with the prospect of existing participants extending their activities, as well as additional competitors entering the market. Smaller competitors are also actively marketing alternative access technologies to residential and business customers. Further declines in prices for many products and services can be expected.

Telecom has extensive interconnection arrangements with other network operators and service providers such as CallPlus Limited, Compass Communications, Worldxchange and TeamTalk Limited. These agreements cover international services, national and local voice services, data services, cellular services, internet services and mobile trunked services.

Telecom’s market share

Telecom’s percentage share of customers with respect to the products and services Telecom provides to consumers (as opposed to businesses) is calculated based on the rolling average for consumers for the first quarter of the 2005 financial year. In the consumer market, Telecom’s percentage share of customers for national calling was 70%; its share of international calling was 69%; its share of access was 95%; its share of mobile was 45%; its share of the internet market overall was 53% and its share of the broadband internet market was 62%.

TelstraClear have recently gained the capability to offer an extensive range of residential services via regulated wholesale. As a result TelstraClear is now competing for residential customers on a nationwide basis, whereas previously it was only able to service consumers using its own network which was restricted to only two metropolitan areas. TelstraClear is continuing with a buy versus build network strategy which has seen TelstraClear enter into partnerships with utility companies who have developed TelstraClear’s telecommunications network. In this manner TelstraClear has signaled that it intends to increase its network reach and to offer services to customers in an economic manner.

Item 4 Competition    32

Access and local calls

Telephone access and local calls can be provided by competitors who interconnect with Telecom.

Some of these interconnecting operators have the ability to offer local services and in most cases Telecom has number portability agreements in place enabling competitors to provide customers with the option of changing between local service providers without the need to change telephone numbers. Telecom has also entered into a number of wholesale service agreements for the provision of wholesale services to carriers other than TelstraClear.

National long-distance and international calling

Numerous competitors exist in New Zealand who compete in the national long-distance and international calling markets.

In addition to those companies with which Telecom has interconnection arrangements, numerous other organisations offer voice-calling services from overseas or by re-selling services from network operators in New Zealand. Internet service providers also compete strongly in the calling market, offering Internet, calling and in some cases, access bundles.

Internet access services

Approximately 90 internet service providers operate in New Zealand and many of these have access to the Telecom network through 0867 and 0873 dial-up numbers.

Broadband services

Telecom faces increasing competition in the broadband services market. TelstraClear now offers cable and DSL broadband services to businesses in the main and some regional centres. These services are offered through TelstraClear’s xDSL and fibre infrastructure. TelstraClear also has the ability to sell ADSL services through a wholesale arrangement with Telecom. TelstraClear has also established an Internet Protocol network in the Auckland, Wellington and Christchurch central business districts. Other providers, for example Woosh Wireless Limited and IHUG Limited, also offer wireless and satellite based broadband services. The Government has also established the PROBE project. This enables the roll out of broadband to all schools that do not currently have access to broadband and promotes competition in broadband outside metropolitan areas. There are 15 regions, one of which is a satellite region. The confirmed suppliers following tenders are Telecom, Woosh Wireless Limited, Vodafone, Counties Power Limited, or Counties Power, The Pacific.Net Limited and Internet Company of New Zealand in the satellite region.

Wholesale services

Competition in the wholesale market has also increased with the entry of energy companies into the communications market. Vector Communications Limited, or Vector, has high-capacity fibre optic networks in central Auckland and central Wellington and an extensive network in south Auckland. Vector currently only operates in the wholesale market. Wired Country Limited, the telecommunications subsidiary of Counties Power, is offering wholesale broadband services in the Auckland metropolitan and south Auckland areas. A number of retailers have taken up these services and are now providing access and calling to a small part of that market. Another participant in the wholesale market is Broadcast Communications Limited which recently launched a wireless network for the provision of wholesale access services. Telecom is acquiring wireless services from Broadcast Communications Limited to increase its rural broadband product portfolio.

Item 4 Competition    33

Mobile telecommunications services

There are currently two mobile network operators in New Zealand – Telecom and Vodafone New Zealand Limited, or Vodafone New Zealand. Telecom has launched a CDMA service. Vodafone New Zealand operates a digital Global Service for Mobile Communications network and has also launched a GPRS service which competes with the CDMA offering. TelstraClear also resells mobile services via the Vodafone network.

Vodafone New Zealand has announced that it intends to invest in Universal Mobile Telecommunciations System, or UMTS, networks. Market rumours are speculating that Telstra Clear may also build a 3G UMTS network. If they proceed to invest, Telecom would face increasing competition in the 3G arena and may have to consider accelerating its plans to invest in 3G networks coverage and alternative technologies. See “Item 3 - Risk Factors – Telecom’s capital investment programmes may not generate an economic return”.

Telecom also faces competition in leased-line services, paging, directory publishing and supply, and installation and maintenance of Customer Provisioning Equipment.

Converged mobile/fixed services and demand for those services are at this stage very limited.

Data services

There is significant competition in the data market, particularly in those products and services that are currently experiencing growth (e.g. Digital Subscriber Line and Internet Protocol services). TelstraClear is Telecom’s main competitor due to its network reach to the majority of metropolitan and urban locations. There are also niche operators who provide competition in regards to specific locations, segments and products.

Payphones

Competition in the payphone market arises in the form of substitutes, principally calling cards and mobile phones. This competition will intensify with the increased market penetration of mobile phones, and greater activity and lower entry barriers for calling card operators.

Advertising, Directories and information services

Telecom’s White Pages® , Yellow Pages®, Local DirectoriesTM and related products (both print and online) are key advertising and contact information channels for local and central New Zealand Government and businesses, in particular small and medium enterprises across New Zealand. As such, Telecom operates within the highly competitive advertising market competing with a range of other domestic and international advertising businesses, local newspapers and direct marketing companies which also target a similar customer base.

Telecom has a range of specialty databases and services derived from the Yellow Pages® and White Pages® databases. These products and services are used by businesses for direct marketing and the updating of direct marketing databases and as such it competes in the provision of lists and value add services within the direct marketing industry.

Item 4 Competition    34

Australia

Competition for the provision of telecommunication services was deregulated in Australia from 1 July 1997 with the introduction of a package of legislation. This legislation introduced a number of changes to the existing regime, including:

•	the removal of barriers to entry into the telecommunications infrastructure market;

•	an industry-specific access regime that allows third parties access to certain telecommunications services;

•	an industry-specific rule to regulate anti-competitive conduct; and

•	increased emphasis on industry self-regulation.

Since the introduction of these reforms, there has been a significant increase in competition in telecommunications markets, particularly in the provision of long distance national and international voice and mobile telecommunications services and long distance national and international data services to businesses.

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

The pricing pressure in both voice and data segments of the market has recently impacted the performance of all market participants. This has resulted in the exit of some smaller participants and consolidation among other participants. Many expect that further consolidation of the second and third tier markets will occur in due course.

There are approximately 140 carriers licensed to maintain their own telecommunications infrastructure and to provide services to the public in Australia. The Australian Communications Authority, or ACA, currently has responsibility for administering the carrier licensing regime and there is no limit on the number of carrier licences that the ACA may grant. Of the existing licensed carriers, there are currently three main facilities-based competitors to AAPT - Telstra Corporation Limited, or Telstra, SingTel Optus Pty Limited and Vodafone Group plc. – as well as other competitors such as Hutchison Telecommunications (Australia) Limited. The local call market remains dominated by Telstra, as it owns most of the domestic local loop network, and duplication of the Telstra fixed network is not economically feasible in many parts of Australia. Interconnection with Telstra’s local loop is necessary for competitive carriers, including AAPT, to offer many telecommunications services.

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

Item 4 Competition    35

Regulatory Framework

New Zealand

Overview

The core regulatory framework in New Zealand applicable to Telecom consists of the following:

•	industry-specific competition legislation in the form of the Telecommunications Act 2001, or Telecommunications Act;

•	the Commerce Act 1986, or Commerce Act (generic antitrust law);

•	the “Kiwi Share”, a share held in Telecom by the New Zealand Government and attaching the Telecommunications Service Obligation, or TSO and other obligations;

•	an agreement between the Crown and Telecom governing supply of the universal service obligation pursuant to the Kiwi Share, or the TSO Deed;

•	consumer protection laws (e.g. Fair Trading Act 1986 or the Fair Trading Act, Consumer Guarantees Act 1993, or Consumer Guarantees Act);

•	the Telecommunications Carriers’ Forum, or Carriers’ Forum, a statutory self regulatory body that promulgates industry codes;

•	Radiocommunications Act 1989, or Radiocommunications Act;

•	Overseas Investment Regulations 1995.

Telecommunications Act review

The New Zealand Government has announced an Implementation Review of the Telecommunications Act which may lead to an increase in the scope of regulation of Telecom’s New Zealand businesses and extend the Telecommunications Commissioner’s, or Commissioner’s, enforcement powers. This review may also lead to enhanced wholesale access to Telecom’s networks, products and services by competitors at lower prices and, consequently, greater erosion of Telecom’s market share and increasing Telecom’s compliance costs.

Principal regulators

The principal regulator is the Commissioner, who oversees the regulatory regime provided for by the Telecommunications Act (see below) and sits as an industry specific branch of the Commerce Commission, New Zealand’s competition regulator. The Commerce Commission oversees the Commerce Act antitrust law and consumer protection law, such as the Fair Trading Act.

There are also two industry self-regulatory bodies, being the Carriers’ Forum, which was set up under the regulatory regime to promulgate industry codes, and the Number Administration Deed, a self-regulatory body set up to administer the phone numbering scheme.

Industry-specific competition regulation – Telecommunications Act 2001

The New Zealand telecommunications environment has been reformed by the Telecommunications Act. That Act creates a telecommunications industry-specific regulatory regime in place of a comparatively deregulated environment governed by general antitrust law.

The core functions of the Commissioner, are to:

•	make determinations on access disputes between access seekers and access providers;

•	determine the net cost and allocation of the cost of Telecom’s universal service obligation under the TSO Deed (the Telecommunications Service Obligation);

Item 4 Regulatory Framework    36

•	monitor compliance with the service obligations recorded in the TSO Deed;

•	investigate whether services that are currently unregulated should be regulated and added into the legislation in addition to services that are already regulated;

•	approve telecommunications access codes drafted by the Carriers’ Forum.

In the short history of the Telecommunications Act to date, the Commissioner has made determinations on interconnection by TelstraClear with Telecom’s Public Switched Telephone Network, or PSTN (both price and non-price terms), resale of Telecom’s business retail services, and resale of nationwide residential access and other residential services (making nationwide competition in residential access now available to competitors for the first time).

Local Loop Unbundling

In December 2003, the Commissioner recommended to the Minister of Communications that the local loop should not be unbundled. Instead, he recommended regulation of an unbundled bitstream service suitable for fast internet services but not suitable for real-time services. In May 2004, the Commissioner’s recommendations were accepted by the Minister of Communications who also agreed not to regulate unbundled partial circuits on the basis that Telecom voluntarily offered a wholesale product that met the regulator’s requirements.

Number Portability

Five telecommunications carriers have applied to the Commerce Commission for a determination in respect of the local telephone and mobile telephone number portability services. The Commerce Commission has issued a draft determination on the allocation of costs for number portability. In addition the Carriers’ Forum has nearly completed two draft codes covering the network standards for companies wishing to port numbers in New Zealand and a code establishing a centralized number portability management system, to be funded by the telecommunications industry.

Interconnection Termination Rates

Interconnection termination rates for toll bypass, standard, toll-free payphone calls and calls to premium rate services were reduced by the Commerce Commission in November 2002 from 2.7 to 1.13 cents per minute. The 1.13 cents per minute rate is a benchmarked rate, which is subject to review in accordance with a forward looking cost methodology model, the Total Service Obligation Long Run Incremental Cost model, or TSLRIC. This materially decreased Telecom’s interconnection revenues from fixed line calling but at the same time, revenues increased from mobile termination revenue, largely driven by increased volumes of texting traffic.

Both Telecom and TelstraClear have applied to the Commerce Commission for a final pricing review of the interconnection termination rate. The Commerce Commission has stated that their final price will be backdated to November 2002, if the Commerce Commission is correct (which is disputed by Telecom) then Telecom’s interconnection financial results could be adversely affected, see “Item 3 – Risk Factors”.

Current and future negotiations between Telecom and TelstraClear as to the provision of interconnection and wholesale services could (if those negotiations are not successful) result in new applications to the Commerce Commission.

Mobile Termination review

In May 2004, the Commerce Commission commenced an investigation into whether mobile termination services should be regulated. The Commerce Commission has also expressed concern about the cost for consumers to call mobile phones from fixed networks. The Commerce Commission has released a draft report which states that it intends to regulate access to the Telecom mobile network (excluding 3G services) on a cost based methodology which is still to be determined. Consequently, revenues may be adversely affected by this regulation.

Item 4 Regulatory Framework    37

Regulated Resale

Since November 2003, the Commerce Commission has required that Telecom resell fixed line business services on a retail-minus basis. Since June 2004, the Commerce Commission has also required that Telecom resell nationwide residential services on a retail-minus basis. This has introduced competition for residential and business access across all of New Zealand for the first time by allowing Telecom’s competitors access to its nationwide products and services. Telecom expects to continue to lose market share in access, calling and data products and services as a result.

Kiwi Share/ TSO Deed

The Government holds the Kiwi Share which is one preference share in Telecom that has special rights.

These special rights give rise to the following obligations:

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

In addition, Telecom is required to meet certain minimum standards for dial up connection to the internet from residential phones. These include, from December 2003 that:

•	95% of all existing residential lines meet the 14.4 kps connect speed;

•	99% of all existing residential lines meet the 9.6kps connect speed.

The TSO Deed allows Telecom to recover a proportional share of the cost of the provision of TSO services to loss-making customers from other industry participants. Telecom expects the amount of TSO recovery to continue to reduce.

Telecommunications Carriers’ Forum

The Telecommunciations Act also provides for an industry forum to be developed for the purpose of preparing industry codes for approval by the Commerce Commission. The Carriers’ Forum was formed as an incorporated society on 23 August 2002, comprising Telecom and five other carriers, which have since been joined by six further carriers. The Carriers’ Forum will prepare codes for regulated services in accordance with the Telecommunications Act. These codes for designated access services and specified services are intended to be confined to implementation of the access principles in the Telecommunications Act. These principles are: timeliness, non-discrimination and international best practice. Although the codes are not currently binding, one of the limbs of the review of the Telecommunications Act is that they may become binding.

Item 4 Regulatory Framework    38

Number Administration Deed

Telecom has also entered into a Number Administration Deed with several other carriers which provides a mechanism for the centralised and independent administration of the parties’ telecommunication number resources and the provision of number portability. The Number Administration Deed parties have however now agreed that they are unable to resolve the number portability issues, including the cost of the portability solution and which parties bear the cost, and that issues must now be resolved by application to the Commissioner. The Number Administration Deed has been the subject of an authorisation from the Commerce Commission. Telecom has also entered into an agreement with other carriers establishing an unincorporated joint venture for introducing toll free number portability, and a system for the allocation of toll free numbers. The effect, if any, of number portability upon Telecom’s revenues cannot be estimated at this time.

Commerce Act 1986

The Commerce Act remains the general antitrust statute regulating market behaviour. It is now augmented by the Telecommunications Act.

The Commerce Act prohibits various forms of restrictive trade practices in New Zealand. These include entry into contracts, arrangements or understandings that have the purpose, effect or likely effect of substantially lessening competition in a market. Price fixing and resale price maintenance are deemed to have the effect of substantially lessening competition and are therefore prohibited by the Commerce Act. Any person who has a substantial degree of market power is also prohibited from taking advantage of that market power for an anti-competitive purpose. The Commerce Act further prohibits the acquisition of the assets or shares of a business that will substantially lessen competition in a market.

The Commerce Commission may authorise a restrictive trade price or business acquisition if the public benefits of the practice or acquisition outweigh the substantial lessening of competition. Clearance can also be sought from the Commerce Commission for a business acquisition if the acquisition does not substantially lessen competition.

The Commerce Act contains penalties for business acquisitions which proceed without Commerce Commission clearance or authorisation and which have anti-competitive effects.

The Commerce Act gives the Commerce Commission the power to issue cease and desist orders for any anti-competitive activity that is likely to do irreparable harm to a competitor. The High Court also has the power to grant injunctions to restrain conduct and to award damages and impose pecuniary penalties. The maximum penalty for companies is the greater of NZ$10 million, three times the value of the commercial gain (where this can be readily ascertained), or up to 10% of turnover (where the commercial gain cannot be readily ascertained). Individuals involved in a prohibited practice are liable for a penalty of up to NZ$500,000. There is a statutory presumption that a penalty will be sought from the individual(s) who engaged in the anti-competitive conduct. Companies are prevented from indemnifying staff and directors in respect of liability for price fixing.

The Commerce Commission investigates complaints about alleged breaches of the Commerce Act. Private persons can also bring actions under the Commerce Act.

Fair Trading Act 1986

Telecom is also subject to the Fair Trading Act, like all trading enterprises in New Zealand. The Fair Trading Act prohibits misleading and deceptive conduct, false representations and unfair trade practices. It also establishes a mechanism for the prescription of consumer information and product safety standards.

Item 4 Regulatory Framework    39

Consumer Guarantees Act 1993

The Consumer Guarantees Act provides rights of redress to consumers against suppliers and manufacturers of goods and services, in respect of any failure to comply with guarantees given, or deemed to be given by that Act. In July 2003 the Consumer Guarantees Act was amended to ensure that it applies to the supply of utilities (including telecommunications).

Radiocommunications Act 1989

Telecom currently holds the following spectrum rights:

•	management rights until 2012 in respect of both the Advanced Mobile Phone Service, or AMPS, A and B bands (20 MHz in total) that its cellular network currently utilises;

•	management rights until 2010 in respect of eight MMDS channels (64 MHz in total). Telecom’s future use of these channels is currently under review;

•	management rights until 2021 in respect of 25 MHz of DCS1800 spectrum;

•	management rights until 2021 in respect of 15 MHz of 3G Universal Mobile Telecommunications System, or UMTS, spectrum;

•	licence rights (spectrum licences) for periods from 5-20 years in respect of approximately 150 point-to-point systems operating in the DCS1800 bands.

Such management rights and licence rights are deemed to be assets of a business for the purposes of the Commerce Act.

The New Zealand Government is implementing its policy of allowing existing right holders to renew their spectrum rights for a further 20 year period under most circumstances. The opportunity to renew rights will occur approximately 5 years before existing rights expire. The offer to incumbents will be based on a price-setting formula that is intended to estimate the market value of the spectrum. Where the formula cannot be applied the Government intends to hold an auction. Based on recent Government documents, Telecom may not be given the opportunity to renew its MMDS rights, and may have to compete at auction to continue tenure of the AMPS A and B bands.

Telecom also holds approximately 7,000 radio apparatus licences, relating to frequencies that have not yet been brought under the new regime. These licenses are usually issued annually, and are usually renewed automatically, although there is no statutory right to renewal.

Overseas Investment Regulations 1995

Under the Overseas Investment Regulations 1995, Telecom is deemed to be an “overseas person” because of its foreign shareholders. Overseas persons are required to obtain consent for certain business activities. Telecom must obtain consent from the Overseas Investment Commission for business acquisitions where the value exceeds NZ$50 million, or for certain acquisitions involving land.

Item 4 Regulatory Framework    40

Australia

Overview of Legislation

The current regulatory regime for telecommunications is contained in a package of Australian Commonwealth Acts, the most significant of which are:

•	the Telecommunications Act 1997, or the Telecoms Act;

•	the Telecommunications (Consumer Protection and Service Standards) Act 1999, or the Telecom Standards Act (which contains mainly consumer protection provisions previously contained in and transferred from the Telecoms Act);

•	Parts XIB and XIC of the Trade Practices Act 1974 as well as the non-industry specific provisions in the Trade Practices Act 1974, or Trade Practices Act;

•	the Radiocommunications Act 1992;

•	the Australian Communications Authority Act 1997.

The main object of the Telecoms Act is to provide a regulatory framework that promotes the long-term interests of end users and the efficiency and international competitiveness of the Australian telecommunications industry. Industry self-regulation is encouraged. The key self-regulatory body is the Australian Communications Industry Forum, or ACIF. Industry codes of practice are developed through ACIF. Codes may be registered with the Australian Communications Authority, or, ACA. The ACA may enforce registered industry codes, and may impose industry standards if self-regulation fails.

On 29 June 2004 the Australian Government asked the Productivity Commission to undertake a study examining the potential for greater cooperation, coordination and integration of the general competition and consumer protection regimes in Australia and New Zealand and to furnish a report within six months. The Productivity Commission’s draft report recommended certain information sharing enhancements between the two jurisdictions.

The Productivity Commission will provide its final report to the New Zealand and Australian Governments in December 2004.

Among a package of changes recommended by the Dawson Committee’s review of the Trade Practices Act the Australian Government is considering whether to criminalise hard-core cartel conduct. Other changes introduced by a Bill into the lower house of the Australian Parliament have lapsed, although it is likely they will be reintroduced during the Australian Government’s current term.

Regulatory Bodies

The ACA was created to oversee technical and consumer aspects of the industry. It is the primary regulator responsible for radiocommunications and telecommunications standards. The ACA is responsible for managing radio frequency spectrum (under the Radiocommunications Act 1992), and for managing carrier licensing, consumer and technical issues relating to telecommunications and enforcing the Telecoms Act. In its May 2004 budget the Australian Federal Government announced its intention to merge the ACA with the Australian Broadcasting Authority to form the Australian Communications and Media Authority. It is anticipated that the legislation will be introduced into the Australian Federal Parliament during the 2005 calendar year.

The Australian Competition and Consumer Commission, or, ACCC, is responsible under the Trade Practices Act for administering the:

•	general competition law regime;

•	consumer protection regime;

•	industry-specific access regime under Part XIC of the Trade Practices Act 1974; and

•	anti-competitive conduct and record keeping rule regimes in Part XIB.

Item 4 Regulatory Framework    41

The Telecommunications Industry Ombudsman, or TIO, is an industry body established to provide a dispute resolution forum for complaints from residential and small business users. All carriers are required to be members of the TIO which is funded through charges levied on its members.

Broadcasting matters are regulated principally by the Australian Broadcasting Authority under the Broadcasting Services Act 1992, or Broadcasting Services Act. The Australian Communication Authority and the ACCC also have responsibilities in this area.

The Minister for Communications Information Technology and the Arts has significant powers under various statutory instruments to give directions to various statutory authorities and carriers to bring about particular outcomes within the compass of her office.

Declared Services

Part XIC of the Trade Practices Act contains an industry-specific regime for access to “declared” telecommunications services. Services can be “declared” by the ACCC following a public inquiry. Certain services (notably domestic Public Switched Telephone Network, or PSTN, PSTN Originating and Terminating Access Services, or PSTN OTA, Global Service for Mobile Communications, or GSM, originating and terminating services (which have subsequently been varied)) were deemed to be declared as at 1 July 1997. The ACCC has subsequently declared a number of additional services including:

•	the unconditioned local loop service, local PSTN originating and terminating service and local carriage service;

•	the Integrated Services Digital Network originating and terminating services;

•	the analogue subscription television broadcast carriage service.

Mobile Services Review

In March 2003, the ACCC announced that it would conduct a review of the regulation of mobile services. In June 2004, the ACCC determined that it would no longer regulate the mobile originating access service.

The ACCC also determined in June 2004 that mobile terminating access service, or MTAS, will remain regulated until 30 June 2009.

The ACCC’s mobile services review also considered that the domestic originating access service would no longer be regulated. The review also looked at whether to regulate domestic and international intercarrier roaming services and 3G services. It is yet to report on roaming and 3G, although the MTAS determination contains some comment on the regulation of 3G.

Internet interconnection services

In April 2003, the ACCC commenced an inquiry regarding whether to declare an internet interconnection service. AAPT is one of the four largest internet service providers in Australia to provide internet interconnection services. These services are currently not regulated. In October 2004 the ACCC issued a draft determination not to regulate an internet interconnection service at this time. The ACCC draft decision outlined the ACCC’s intention to actively monitor and facilitate transparency in the market for behaviour that might indicate the use and effect of market power under a record-keeping rule and disclosure direction under Part XIB of the Trade Practices Act. The draft rule and direction apply to AAPT. The ACCC has sought comment on these measures and is aiming to issue a final report in December 2004.

Item 4 Regulatory Framework    42

Integrated Services Digital Network and Digital Data Access Services

In September 2004, the ACCC announced it would conduct a public inquiry to determine whether the declaration of the Integrated Services Digital Network and Digital Data Access services should be maintained, varied or revoked. The ACCC is yet to report on these issues.

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

Competition

Anti-competitive practices in the telecommunications industry are subject to a general anti-competitive regime contained in Part IV of the Trade Practices Act and also to a telecommunications specific regime in Part XIB of the same Act. Under the “competition rule” in Part XIB, a carrier or carriage service provider will be held to have engaged in anti-competitive conduct if it has a substantial degree of power in a telecommunications market and takes advantage of that power with the effect, or likely effect, of substantially lessening competition in that or any other telecommunications market, or breaches certain other of the general competition law prohibitions in Part IV of the Trade Practices Act. A competition notice may be issued by the ACCC stating that a particular carrier or carriage service provider has contravened or is contravening the competition rule. Substantial financial penalties apply to a breach of the competition rule when a competition notice is in force.

Number portability

In Australia Local Number Portability has been available to all carriers since November 1999. Customers can now keep their local numbers when taking AAPT’s bundled residential telephony service. Mobile Number Portability has been available since 25 September 2001. Portability of Freephone (1800) and National Rate (13) numbers has been available since November 2000.

In November 2004, the ACCC released a discussion paper in relation to considering whether to mandate portability for data network access service numbers.

United States

Telecom is subject to the rules and policies of the United States’ Federal Communication Commission, or FCC, related to its international telecommunications services. Pursuant

Item 4 Regulatory Framework    43

to its authority under Section 214 of the Communications Act of 1934, as amended, or the Communications Act, the FCC originally granted Telecom authority to operate in the United States as a global reseller and facilities-based international carrier in December of 1996. In January 2003, Telecom consolidated its authorizations to provide international common carrier services in its wholly-owned subsidiary, Telecom New Zealand (USA) Limited.

Presently, the FCC regulates Telecom as a “dominant” carrier on the international routes between the United States and New Zealand and between the United States and the Cook Islands, and as a non-dominant carrier on all other international routes. As a dominant carrier between the United States, New Zealand and the Cook Islands, Telecom is required to provide services in the United States via its wholly-owned subsidiary, Telecom New Zealand (USA) Limited, which must maintain separate books and accounts from Telecom. Telecom’s United States subsidiary is also required to comply with certain reporting requirements in relation to its dominant carrier status, including the filing of quarterly traffic and revenue reports; circuit status reports and reports summarizing the provisioning and maintenance of all basic network facilities and services procured from any foreign affiliated companies.

Item 4 Regulatory Framework    44

Property, Plant and Equipment

Land assets

New Zealand

Telecom’s operational sites are used for its telecommunications operations, for example for network equipment such as telephone exchanges, transmission stations, microwave radio equipment and mobile phone base station equipment. Telecom owns approximately 1,000 freehold sites and leases or has other rights to approximately 2,500 minor operational sites.

In addition Telecom owns or leases properties for office accommodation, storage and other miscellaneous purposes.

Australia

AAPT leases commercial premises in all major cities of Australia and certain regional centres for office accommodation, major network switch sites, call centre operations, retail outlets and signage.

AAPT has one freehold site in its portfolio which is located in Richmond, Victoria. The Richmond site is used for network operations, as an internet data centre and office accommodation.

Network Assets

New Zealand

In New Zealand, Telecom operates an advanced telecommunications network supported by information systems providing billing, customer service and operational support capability.

Transmission infrastructure

Telecom’s national transmission infrastructure consists of a fibre based transmission network, enhanced by Dense Wave Division Multiplexing. The transmission systems are based on Synchronous Digital Hierarchy technology. Optical Ethernet is used in some metropolitan areas. Microwave radio transmission is used in some areas.

The transmission infrastructure is being developed by the addition of further fibre routes to improve capacity and diversity. It is expected that the network will be upgraded to Multi-Protocol Transport within a 10 year timeframe.

Public Switched Telephone Network, or PSTN

The PSTN consists of a NEC NEAX network. This consists of trunk switches, local exchanges and remote switching sites. The PSTN network services analog lines, Integrated Services Digital Network lines, and Centrex lines. Telecom has embarked on a project to modernise its PSTN network by replacing it with an Internet Protocol, or IP based solution from Alcatel New Zealand Limited or Alcatel. This is expected to be completed by 2012.

Intelligent Network, or IN, and messaging platforms

Telecom operates an Intelligent Network that allows Telecom to provide services such as free-phone and wide-area Centrex. Advanced voice-mail and fax-mail messaging services are provided by a Unisys Voice Services Platform. Telecom will upgrade its voice messaging capability in 2005 by replacing or upgrading the platform.

Telecom has an Openwave Unix based platform, servicing approximately 600,000 Xtra Limited e-mail customers. It is expected that this will be upgraded in 2005 with a Sun Microsystems based platform using Openwave application software.

Item 4 Property, Plant and Equipment    45

Broadband access

In mid-1999, Telecom commercially launched a fast internet access service based on Asymmetric Digital Subscriber Line, or ADSL technology. In January 2003, Telecom signed an agreement with Broadcast Communications Limited by which Broadcast Communications Limited agreed to build an open access network to enable Telecom to provide a range of broadband and wireless services to rural customers who were beyond the reach of Telecom’s ADSL Xtra services. The network was completed in November 2003.

Currently broadband is potentially available to approximately 92% of Telecom’s customers, and availability is being progressively expanded. It is expected that availability to 95% of customers will be attained in 2005. A symmetrical variant, is also available at a majority of exchange sites to provide business services.

Telecom uses Optical Ethernet services to provide access to customers using optical fibre. This provides high speed metro services. A trial of “Fibre to the Premise” has been announced for a residential and commercial area in Manakau.

Data networks

A nationwide data network, primarily Multi-Protocol Label Switching, or MPLS, and Asynchronous Transfer Mode, or ATM, is operational and provides services such as Frame Relay and Virtual Private Internet Protocol Networking, or VP-IPN. Future growth is expected in services such as data access, Internet Protocol networking and LAN connectivity. Telecom has begun a five year investment plan to implement internet-protocol based multi-service Next Generation Network, or NGN, architecture. With the NGN architecture Telecom expects that over time it will be able to offer multiple services over a single access including voice, data, internet and other services. Initial investment comprises a MPLS capable Multi Service Core Network, enhanced digital subscriber line, or DSL, and Ethernet over fibre technology with supporting operational support systems.

Mobile networks

Telecom offers pre-paid and post-paid mobile phone services with a Time Division Multiple Access Network, or TDMA, (AMPS/DAMPS) mobile network and a Code Divisional Multiple Access, or CDMA, mobile network. Telecom has launched a CDMA 1xRTT mobile network in New Zealand offering both voice and packet data services. It is expected that the existing TDMA cellular network will continue to operate until mid-2007.

In 2003 Telecom outsourced the development and maintenance of the CDMA network to Lucent Technologies (NZ) Limited, or Lucent. The TDMA network is managed by Ericsson Communications Limited, or Ericsson.

The CDMA network has recently been upgraded to Evolution Data Optimised, or EV-DO to provide fast wireless internet speed in New Zealand metropolitan areas and holiday locations.

Billing systems

The billing system is currently based on ICMS developed for Telecom by IBM and a number of other mediation and reporting systems. Telecom is upgrading its billing systems by implementing the ADC SingleView system, Intec for Billing and Mediation and eServe Global pre-pay solution. This will be implemented in stages with the first stage commencing in early 2005. ICMS is expected to remain in operation for some time as the new billing environment takes effect.

Fulfil systems

The fulfil capability is based on a number of systems interlinked to provide provisioning capability for customers of PSTN data and IP services. Main systems used are ICMS and AxiOSS from Axiom.

Item 4 Property, Plant and Equipment    46

Assure Systems

The service assurance capability is based on a number of systems that provide both network and customer monitoring capability. The main systems used are Proviso from Quallaby Corporation and Netcool from Micromuse Inc.

Network management

Telecom’s network is managed through a number of management systems which monitor the network, record network traffic flows and rearrange network capacity, as necessary. This has been advanced by the addition of management systems for the Multi Service Core network and IP-VPN services based on Netcool’s policy based network management system.

Customer Relationship Management, or CRM, systems

The CRM system Telecom uses is based on ICMS and other systems (for example Vantive and Oracle for data warehousing). This has been enhanced to allow for improved access to customer information for customer services representatives using Graham Technology’s GTx workflow system.

Online environment

Telecom operates three online environments, Telecom.co.nz, xtramsn.co.nz and White Pages® and Yellow Pages®. Telecom.co.nz is the main sales and service portal for all wireline and mobile services. Xtramsn.co.nz is a consumer portal of the XTRA internet service provider and it also incorporates a large email infrastructure. White Pages® and Yellow Pages® are Telecom’s online directory listing and service portal. Telecom also has an Intranet which provides support services to Telecom staff. Vignette Content Management is used for managing content for all these online environments.

Desktop environment

EDS (New Zealand) Limited supports Telecom’s desktop infrastructure. Telecom retains control over its desktop assets and finances its desktop requirements through leasing arrangements with Alltech Finance NZ Limited and RentWorks Limited.

General IS infrastructure

Telecom’s main technology suppliers are Oracle for database management systems, Microsoft Corporation for desktop tools, IBM for hardware and middleware, Sun Microsystems for hardware and online systems, SAP for financial and ERP systems and HP/Compaq for file and print platforms.

Related issues

In 1999, Telecom outsourced the operation of its information services systems to EDS and in 2002 outsourcing arrangements were established for the operational management of network infrastructure to Alcatel, Lucent and Ericsson. See “Item 4 – Major partnering arrangements”.

Telecom has long-term supply relationships with various equipment suppliers for equipment installed in its network. These suppliers include NEC New Zealand Limited, Nokia NZ Limited, Cisco Systems Inc., Lucent, Ericsson and Marconi Pty Limited.

To jointly manage the development and integration of the NGN, in June 2002 Telecom and Alcatel entered into a strategic partnering relationship. Telecom and Alcatel have agreed to work together to migrate Telecom’s current voice and data networks to an internet protocol network in New Zealand and to integrate that network with Telecom’s core network in Australia. Alcatel is the primary supplier to Telecom of network equipment to provide new services in New Zealand. In July 2003 Alcatel took increased responsibility for the management of Telecom’s network planning, development and operations services in New Zealand and Australia.

Item 4 Property, Plant and Equipment    47

In June 2003, Lucent signed a five year agreement with Telecom in which Lucent agreed to manage Telecom’s network planning, design, implementation and operational services including all support and maintenance in relation to Telecom’s CDMA network in New Zealand.

Telecom has entered into several cross border leases in respect of telecommunications assets including certain parts of digital telephone exchanges, digital transmission systems, the Intelligent Network, Internet Protocol & Asynchronous Transfer Mode Data equipment and CDMA equipment. These cross border leases are treated as finance leases. These leases limit Telecom’s ability to sell or sublease the equipment, but do not affect the day to day running and management of the network or services Telecom provides to its customers.

Australia

AAPT operates a large national voice and data telecommunications network. This is supported by information systems for internal and external customers, billing and operational service and management.

Transmissions network

AAPT has acquired high bandwidth capacity on SingTel Optus’ national backbone network linking Cairns, Brisbane, Sydney, Canberra, Melbourne, Adelaide and Perth. SingTel Optus has also provided 45 regional drop off points and is able to link the drop off points with the regional Points of Presence, or PoPs.

In 2003 AAPT acquired additional lease capacity from Telstra for the National Backbone Network between Perth, Adelaide and Melbourne to provide diverse capacity.

Public Switched Telephone Network, or PSTN

AAPT’s voice network consists of nine switching sites and an additional site located in Sydney for technical development and testing purposes. These switches have full Class 5 switching functionality as well as acting as National Gateways. International Gateways are served from the Haymarket, Sydney and Collins Street, Melbourne sites. The voice switches also provide Local Number Portability functionality using an internal Intelligent Network function.

AAPT leases a diverse Synchronous Transport Module- Level 1 at 155.520Mbps, or STM-1 via Telstra from Hobart to Melbourne and 10 E1’s from Launceston to Melbourne. Small capacity exists via Telstra leased services between Hobart and Launceston. There is a sub-project under the Commonwealth Bank Australia’s CommSee Project to increase the capacity from Hobart to Launceston via Telstra’s ATM initially at 10Mbps with the capability to increase capacity at short notice and with small incremental operational expenditure.

In both Launceston and Hobart Points of Presence, or PoPs, AAPT has routers used for dialup internet services and for voice services. Compression equipment has been deployed connecting Launceston to the Collins Street EWSD (Siemens Switches) and Hobart to both the Collins Street and Richmond EWSD.

In addition, AAPT has a presence in 66 Call Collection Areas in regional cities and towns throughout Australia. These PoPs are interconnected with Telstra in Australian regional locations and with Telstra, SingTel Optus and other national and international carriers in Australia’s capital cities. AAPT’s agreement with Telstra also includes interconnection within Telstra Exchange Building Access.

Intelligent network, or IN

AAPT’s IN uses Alcatel Service Control Points in Sydney and Melbourne. The IN provides toll-free numbers ie. 1800, 13, 1300, Presence and Virtual Private Network end-user services as well as Mobile Number Portability and Inbound Number Portability services.

AAPT uses Alcatel’s Signal Transfer Point system for signaling within AAPT’s PSTN, IN and for signaling to other carriers’ networks.

Item 4 Property, Plant and Equipment    48

Broadband access

In 2002 AAPT commercially launched a High bit-rate Digital Subscriber Line service from 22 Australian PoPs. The service covers Australian states’ capital cities’ central business districts.

AAPT also operates various broadband accesses using optical fibre, point-to point microwave, Local Multipoint Distribution Service and Gigabit Ethernet. These services are 90% available in Australian states’ metropolitan capital areas. Furthermore as part of Telecom’s NGN AAPT has investigated the Ethernet over Synchronous Digital Hierarchy technology.

Data network

AAPT’s nationwide data network consists of the MPLS Core and ATM/Frame Relay platform. These networks are operational and provide services like Frame Relay, Internet and IP Virtual Private Network, or IP-VPN.

AAPT’s MPLS Core consists of 12 Juniper Provider switches, 11 Cisco Provider Edge routers and 2 Juniper Provider Edge switches. The ATM/Frame Relay platform consists of 19 ATM switches (Cisco BPX & MGX) across Australian state capitals and 70 Frame Relay/ATM (Cisco MGX & 3640’s) in various Australian regional locations.

AAPT recently upgraded the access distribution network providing higher bandwidth and increased network redundancy to the MPLS Core. This upgrade was in line with Telecom’s NGN investment plan, which will implement an internet-protocol based multi-service network. AAPT expects to offer multiple services over a single access including voice, data, Internet and other services in the NGN.

Hosted Voice over IP, or VoIP

AAPT completed its investment in the BroadSoft platform, which is a hosted VoIP platform, in 2002. The BroadSoft platform enables AAPT to host and manage customers’ telephony services using Internet Protocol.

As part of the NGN plan for VoIP capability, in the 2006 financial year AAPT expects to roll out a wholesale VoIP call termination gateway, Session Border Controller and Softswitch to interconnect AAPT and other carriers’ PSTN & IN.

Information Systems, or IS, infrastructure

AAPT’s IS consists of billing, provisioning and CRM.

AAPT’s billing platform, namely “MEGA”, is an IBM based mainframe with “DB2” database. The Business Integrated Operation Support Systems manages network and customer provisioning. The system is based on Sun with an Oracle database, which supports AAPT’s customer care, service, development and operations and network and systems management processes.

AAPT uses two CRM modules to support its customer relationships these are SalesForce.com, or SFC and FORTE.

General IS infrastructure

AAPT’s main technology suppliers are Oracle for database management systems, Microsoft Corporation for desktop tools, IBM for hardware and middleware, Sun Microsystems for hardware and online systems, SAP for financial and ERP systems and HP/Compaq for file and print platforms.

Item 4 Property, Plant and Equipment    49

Network Management

InfoVista is used to measure and report on end-to-end service performance for IP-VPN traffic on a customer-by-customer basis. It reports on the core, edge and customer premises’ equipment.

Online Assets Register, or Neptune

Network Enhanced Prequalification Tool Using Next Generation Environment, or Neptune, is AAPT’s online asset recording and qualifying tool based on “Map Info” systems. The system records AAPT’s geographical network assets.

The system is also used internally by sales force and communication consultants in qualifying AAPT’s presences, service availability and capacity.

International

Telecom’s international network has been designed to maximise the performance and the delivery of telecommunications services from its customers in New Zealand and Australia to the rest of the world. Telecom is connected to approximately 350 international telecommunication companies around the world via international submarine cable systems and satellite links. The international network is 100% digital.

Cable systems

Telecom is a significant cable owner and purchaser in most Pacific and Asian cable systems including:

•	TASMAN 2, linking Australia and New Zealand;

•	SEAMEWE 3, linking Japan through South East Asia, via the Middle East to Western Europe, with a link from Singapore to Australia;

•	PacRim East, from New Zealand to Hawaii;

•	PacRim West, from Australia to Guam;

•	Trans northern Pacific via TPC 5 China-US and Japan-US;

•	Around Asia on APCN and JASURAUS;

•	Trans northern Atlantic on Atlantic Crossing cables AC-1 and AC-2;

•	Trans Pacific on the Southern Cross Cable Network.

In 1998 Telecom joined with SingTel Optus and WorldCom (now MCI) in an investment to build and operate the Southern Cross trans-Pacific submarine optical fibre cable, linking Australia, New Zealand, Fiji, Hawaii and the West Coast of the United States. Southern Cross provides international capacity for growth of traffic generated by data services, including internet traffic, and commenced operations in November 2000. Telecom has a 50% equity investment in Southern Cross. See also “Item 5 - Southern Cross”.

Satellite services

Telecom owns satellite earth stations at Warkworth, Waitangi in the Chatham Islands and Scott Base in Antarctica which are operated by Broadcast Communications Limited. These satellite earth stations provide telecommunications services via INTELSAT to destinations not served by international submarine cable systems.

Telecom owns 820,957 shares in INTELSAT Limited, or INTELSAT, which provides international telecommunications satellite services to international and national telecommunications carriers and broadcasters worldwide. On 20 October 2004, the shareholders of INTELSAT (including Telecom) voted in favour of a proposed amalgamation between INTELSAT and a subsidiary of Zeus Holdings Limited. The amalgamation is still subject to certain conditions being fulfilled and approvals being obtained. If the amalgamation proceeds, Telecom’s shares in INTELSAT will be cancelled in exchange for approximately US$18.75 in cash per share, Telecom receiving a total of approximately $US15.4 million for its 820,957 shares.

Points of Presence, or PoPs

Telecom operates PoPs in Australia, the United States, the United Kingdom and Japan to obtain better pricing for its Australian and New Zealand retail customers, whilst generating new business with carriers seeking competitive wholesale pricing into Australia and New Zealand.

Item 4 Property, Plant and Equipment    50

Telecom’s PoP in Los Angeles switches international wholesale telephony minutes. Trans-America links also enable Telecom to meet wholesale carriers in New York, Miami and San Jose. Other value added services such as international leased services and private network offerings can be supported from these facilities.

Telecom’s PoP in Sydney supports international leased services and private network offerings into Australia. These value added services are supplied trans-Tasman in support of Australian and New Zealand corporate customers.

Telecom’s PoP in London has voice and data service capabilities. Access from London to the Frankfurt market further extends Telecom’s reach into the emerging Central and Eastern European wholesale voice markets.

Telecom’s PoP in Tokyo enables it to service the northern Asia area. This PoP has only wholesale voice service capability at this time.

Spectrum Assets

Telecom currently holds the following spectrum rights:

•	management rights until 2012 in respect of both the Advanced Mobile Phone Service, or AMPS, A and B bands (20 MHz in total) that its cellular network currently utilises;

•	management rights until 2010 in respect of eight MMDS channels (64 MHz in total). Telecom’s future use of these channels is currently under review;

•	management rights until 2021 in respect of 25 MHz of DCS1800 spectrum;

•	management rights until 2021 in respect of 15 MHz of 3G Universal Mobile Telecommunications System, or UMTS, spectrum;

•	licence rights (spectrum licences) for periods from 5-20 years in respect of approximately 150 point-to-point systems operating in the DCS1800 bands.

AAPT holds the following spectrum property rights:

•	spectrum licences until 2014 in respect of 1150 MHz of LMDS spectrum in the bands 27.5-28.35 GHz and 31.0-31.3 GHz across all of Australia.

•	spectrum licences until 2013 in the 800 MHz AMPS A band. AAPT holds 5-10 MHz of spectrum across most of Australia (except Sydney, Melbourne and remote central Australia).

Further detail regarding Telecom’s spectrum assets is contained in “Item 4 – Regulatory Framework” above.

Environmental issues

Telecom’s business involves the storage and transportation of dangerous goods, noise, visual amenity and radio frequency emissions from fixed plants and the disposal of waste, including obsolete and decommissioned equipment, that are subject to environmental regulation.

Telecom’s approach to environmental issues ensures that environmental risks are minimised and incident processes mitigate the potential for material impacts.

There are no current significant environmental issues that prevent Telecom’s utilisation of its network or network integrity.

Managing the environment is important to Telecom’s long-term success and Telecom strives for the best in technology, operations efficiency and relationships with communities.

Item 4 Property, Plant and Equipment    51

Item 5. Operating and Financial Review and Prospects

This Operating and Financial Review and Prospects section should be read in conjunction with the financial statements and related notes included in item 18.

The following discussion of Group performance information uses financial data prepared using New Zealand Generally Accepted Accounting Principles (“NZ GAAP”), which differ in certain respects from Generally Accepted Accounting Principles applied in the United States (“US GAAP”). Information relating to the nature and effect of such differences is presented in Note 28. Critical accounting policies and other material matters impacting Telecom’s reconciliation of its results to US GAAP are discussed in this section.

All monetary amounts in Item 5 (Operating and Financial Review and Prospects) are presented in NZ dollars unless otherwise indicated. In this section reference is made to the financial years ended 30 June 2004, 30 June 2003 and 30 June 2002 as 2004, 2003 and 2002 respectively. The three year period ended 30 June 2004 is referred to as the “three year period”.

Results for Australian operations are expressed in New Zealand dollars in Item 5. The average exchange rate (expressed in Australian dollars per NZ$1.00) for 2004 was 0.8805 (2003: 0.8907; 2002: 0.8223).

This Operating and Financial Review and Prospects section is organised as follows:

Executive summary – a high level overview of the key trends and developments highlighted in the Operating and Financial Review and Prospects section.

Principal factors impacting Telecom’s results – a description of the principal factors impacting Telecom’s operations and financial results during the three year period.

Critical accounting policies – a discussion of the accounting policies that require critical judgements and estimates in the course of preparing Telecom’s financial statements.

Consolidated results of operations – an analysis of Telecom’s consolidated results of operations during the three year period.

Segment results of operations – an analysis of results for each of Telecom’s operating segments.

Liquidity and capital resources – an analysis of cash flows, sources and uses of cash, contractual obligations and matters affecting Telecom’s debt.

Executive summary

During the three year period Telecom’s results have been impacted by several significant factors.

Telecom has experienced a change in revenue mix, with decreasing revenues from higher margin traditional fixed line telephony services, offset by increasing revenues from other products and services, particularly mobile, broadband and solutions. These newer revenues generally yield lower margins than traditional fixed line services.

Item 5 Executive Summary    52

Traditional fixed line revenues are being eroded as a result of pressure on both prices and volumes due to increased competition and regulatory activity (refer item 4 – “Competition” and “Regulatory Framework”) coupled with product substitution, as mobile, email and internet are increasingly being used by customers as a substitute for fixed line calling.

Telecom’s drive into new areas of growth is leading to increased operating costs as Telecom invests in retaining, migrating and acquiring customers for new services, particularly mobile and broadband.

Technological developments also continue to have a significant impact on Telecom’s financial results and capital expenditure requirements. In the fixed line business, IP based technologies are replacing traditional PSTN services, while in the mobile business, new technologies are vastly expanding the data and content transmission capabilities of mobile networks.

A refocusing of the Australian business away from a full service model to an approach of focused offerings in selected market segments coupled with a drive to improve the cost structure of the Australian operations has significantly impacted the results reported in Telecom’s Australian operations. The move away from the full service model resulted in an 18.7% fall in revenues in 2003 and only limited growth of 3.0% in 2004, but at the same time margins have been improving, with gross margin (defined as total revenue less cost of sales) as a percentage of total revenue increasing from 38.4% in 2002 to 42.6% in 2003 and 45.6% in 2004.

These factors have resulted in the following material asset impairment charges being recognised during the three year period:

•	In 2002, Telecom recognised a charge of $850 million to write-down the carrying value of AAPT, reflecting negative industry and economic trends impacting AAPT’s operations and expected future operating results;

•	In 2004, Telecom recorded a charge of $110 million to write-down the value of its TDMA mobile network following increasingly rapid migration of its mobile customer base to the newer CDMA network; and

•	In 2004, a charge of $23 million was recorded to write-down the value of AAPT’s LMDS access network reflecting lower than anticipated utilisation of these assets due to alternative access technologies and competitive factors.

Importantly, however, Telecom’s operating cash flows have strengthened during the three year period and, together with reduced capital expenditure and investment, this has allowed Telecom to repay $1.5 billion of debt (net) over the three year period. The repayment of this debt has impacted favourably on Telecom’s results through lower net interest expense. This has strengthened Telecom’s liquidity and capital resources and preserved Telecom’s “A” credit rating and has in turn allowed the Board of Telecom to increase Telecom’s target dividend payout ratio.

Item 5 Executive Summary    53

Going forward, Telecoms expects:

•	The shift in revenue mix from traditional fixed line products to products such as mobile, broadband and solutions will continue, with resulting continued pressure on margin percentage;

•	Operating costs will continue to be negatively impacted over the next two to three years by growth in marketing, acquisition and provisioning costs resulting from anticipated growth in mobile and broadband customer bases. Other cost reduction initiatives are being pursued to offset this;

•	Capital expenditure to reflect significant upward pressure as a result of the multi-year transition to the NGN and other growth initiatives;

•	The decline in interest expense will reduce due to the increased distribution policy.

Principal factors impacting Telecom’s results

The principal external factors that have impacted Telecom’s result of operations in the three year period are:

•	The changes in Telecom’s competitive environment as competition intensifies and the regulators review and apply applicable laws;

•	The trend towards increasing regulation of access or services Telecom must provide to competitors and the impact on prices Telecom can charge;

•	The impact of technological changes, product substitution and consumer choice;

•	The ongoing results of Telecom’s investments in AAPT;

•	Economic conditions globally and in the telecommunications sector in particular.

These factors have driven the key trends discussed below in Telecom’s results of operations, liquidity and capital resources during the three year period.

Changing mix of operating revenues

Telecom is experiencing a shift in its business from traditional fixed line calling products to wireless and data products and IT services. As newer revenue streams are generally lower margin than the traditional fixed line revenue streams that they are replacing, overall gross margin percentages are contracting.

Traditional fixed line services remain the core of Telecom’s operations. The proportion of Telecom’s total revenues represented by these services is, however, falling due to the impact that competition and product substitution is having on these revenue lines. In 2002, local service, calling and resale revenues made up 58.6% of Telecom’s total revenues. In 2004, this had reduced to 53.6%. Local service revenues have limited potential for significant further growth given Telecom’s already leading market share and the impact Telecom expects that competitive pressure and regulatory activity will have on prices and market share. Calling revenues have declined through the three year period (down 6.2% in 2004 following a 12.5% decrease in 2003) as competition has impacted prices and market share, and substitution for products such as email, internet and mobile has impacted volumes. Telecom expects these trends to continue for the foreseeable future.

Given the constraints on growth in Telecom’s traditional calling business, Telecom has sought to grow its revenues in other areas, particularly mobile and data, as well as expanding its operations into the IT services sector through its solutions business.

Item 5 Executive Summary    54

Telecom has grown its New Zealand mobile revenues through the three year period (up 7.4% in 2004 following a 2.3% increase in 2003), as well as its customer base in 2004. While the overall New Zealand cellular market continues to grow, this market has been, and is expected to continue to be, highly competitive and Telecom’s market share has declined as its principal competitor has obtained the majority of growth in the market. Telecom has set itself the target of achieving a 50% share of growth in the New Zealand mobile market (as measured by share of revenue). To achieve this, Telecom is investing in customer acquisition strategies and delivering new products and services, which will lead to increased costs over the next two to three years.

Telecom has also increased its New Zealand data revenues during the three year period, principally as a result of growth in Xtra Broadband, Telecom’s ADSL service. At 30 June 2004 Telecom had 119,000 broadband connections, of which 81,000 were residential connections. Telecom views consumer broadband as a significant growth opportunity and has set itself the target of achieving 250,000 residential broadband connections by 31 December 2005. To achieve this target, marketing, customer acquisition and provisioning activities will be required that will increase operating costs over the next two to three years.

Internet revenue (which is primarily sourced from dial-up internet access) has been another area of revenue growth during the three year period. However, with the increased emphasis on higher-value broadband services, the dial-up customer base is beginning to migrate to broadband and, accordingly, Telecom expects growth in internet revenues to flatten, and potentially reduce, in future.

During the three year period, Telecom’s information technology and communications solutions revenues has increased strongly off a relatively low base. Following year end, Telecom has acquired IT services companies Gen-i Limited and Ceritas New Zealand Limited (trading as Computerland) for total consideration of approximately $90 million to extend its solutions capabilities. Telecom expects that these acquisitions will result in further growth in Solutions revenue in 2005 and beyond.

Changes in operating performance of Telecom’s Australian business

Telecom first acquired a controlling stake in AAPT in November 1999. During the initial period of ownership, AAPT pursued a full service model principally based on price-differentiation and its revenues grew rapidly. Much of this revenue was, however, at very low margins. In 2002, Telecom wrote down the carrying value of AAPT by $850 million, an impairment reflecting negative industry and economic trends impacting AAPT’s operations and a reduction in expected future growth rates compared to those expected when the investment was first undertaken.

During the three year period, Telecom has refocused AAPT’s business model, moving away from a full-service model to focus on those market segments where AAPT can provide compelling customer offers while achieving satisfactory margin. At the same time, Telecom has focused on improving AAPT’s cost structure, particularly cost of sales, which makes up the majority of AAPT’s total operating expenses.

Item 5 Executive Summary    55

Given AAPT’s relatively small share of the total Australian telecommunications market, Telecom believes that there are opportunities to increase the revenues of its Australian operations in future once the appropriate product offerings, distribution arrangements and infrastructure are in place.

Impact of decreasing borrowings

During the three year period, Telecom has reduced net debt (defined as short and long-term debt less cash and short-term investments) by approximately $1.5 billion. During this period operating cash flows grew consistently, while capital expenditure was reduced significantly from recent prior levels. This enabled surplus operating cash flows to be utilised to repay debt. This reduction in net debt benefited net earnings through significant reductions in net interest expense (defined as interest expense less interest income).

As a result of this period of debt reduction and continued strong cash flows, Telecom was able to increase its targeted dividend payout ratio which had previously been 50% of tax paid earnings. Initially this was increased in February 2004 to 70% of earnings adjusted for goodwill amortisation and other relevant non-cash items, then in August 2004 to a base payout ratio of 75% with a targeted ratio for the year ended 30 June 2005 of 85%. This increase in dividend payout ratio will see an increasing amount of surplus operating cash flow returned to shareholders by way of dividends and will therefore limit further debt reduction.

Technological developments

Technology also has a fundamental impact on Telecom’s business and the results that it generates. The core of Telecom’s revenues have traditionally been generated by its fixed line PSTN network.

Implementation of an internet protocol based Next Generation Network, or NGN, over several years should enable Telecom to introduce new IP based products and services to its customers and to do so more quickly than was previously possible. Telecom anticipates that the NGN will help manage its operating costs by reducing the costs of provisioning, delivery and network support.

Technological developments are also having a significant impact in Telecom’s New Zealand mobile operations. Telecom commercially launched its CDMA mobile network at the beginning of the three year period and the CDMA customer base had grown to 667,000 at 30 June 2004. A large number of these customers migrated from Telecom’s older TDMA network and the TDMA customer base saw a corresponding significant decline. This decline in the TDMA customer base led to an accelerating decrease in the cash flows being generated by the TDMA network and in 2004 it was determined that these cash flows no longer supported the carrying value of the network. Accordingly an impairment write down of $110 million was recognised in 2004 in relation to the TDMA network.

Telecom’s CDMA network offers greater functionality and higher data speeds than the older TDMA network. These capabilities were enhanced in July 2002 with the commercial launch of the 1xRTT upgrade of the CDMA network. This upgrade enabled considerably faster data speeds than conventional CDMA. Revenues from mobile data services grew rapidly throughout the three year period (up 75.9% in 2004 and 114.3% in 2003).

In November 2004, Telecom launched 3G mobile services in New Zealand by upgrading its CDMA network to EV-DO, which provides considerably faster data speeds than 1xRTT. The launch of 3G is expected to drive continued growth in mobile data revenues.

Item 5 Executive Summary    56

Critical accounting policies under NZ GAAP

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

Valuation of goodwill

Goodwill arising from the acquisition of a business or shares in subsidiaries and associates is amortised over the period that benefits are expected to arise, with a maximum amortisation period of 20 years. The initial determination of goodwill is dependent on the allocation of the purchase price to the assets and liabilities acquired. This allocation is based on management’s judgement of the relative fair value of those assets and liabilities acquired. Determination of the amortisation period for the goodwill is dependent on management’s assessment at the time of acquisition of the period over which benefits will be realised.

The unamortised balance of goodwill is reviewed periodically and to the extent that it is no longer probable of being recovered from the future economic benefits of the investment (based on future discounted cashflows), it is recognised immediately as an expense. Performing this assessment requires management to estimate the future economic benefits that it expects to derive from the investment. This generally requires management to estimate future cash flows to be generated by the investment, which entails making judgements including the expected rate of growth of revenues, expected margins to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows. The resulting valuation of goodwill is sensitive to changes in any of these assumptions. Goodwill at 30 June 2004 principally relates to the investment in AAPT. Management have reviewed the future discounted cashflows of AAPT using a discount rate of 9.7% when reviewing this investment for possible impairment. Management believes the valuation of this investment is in excess of its carrying value at 30 June 2004.

During the year ended 30 June 2002, Telecom determined that the carrying value of its investment in AAPT was impaired and accordingly recognised a write-down of $850 million (refer Note 4). This included a write-down of goodwill of $593 million. The fair value of AAPT was determined based on the discounted expected future cash flows of AAPT and the carrying value of goodwill and other assets was written down to this amount. The diminution in value reflected significant negative industry and economic trends impacting AAPT’s operations and expected future growth rates for the Australian telecommunications market.

Valuation of investments

Telecom holds long-term investments that comprise minority shareholdings in listed and unlisted companies and advances to associate entities. Where equity investments enable Telecom to exert significant influence over the investee, the equity method of accounting is used. Equity investments where Telecom has no significant influence and advances to associates are valued at cost unless management considers there to have been an impairment in value, in which case the investment is written down to the estimated recoverable amount.

Item 5 Critical Accounting Policies    57

In assessing whether there has been an impairment, consideration is given to the financial performance of the investee, the market price and volatility of the investee’s shares (in the case of listed investments) and other factors that impact on management’s expectation of recovering the value of the investment. This assessment also requires management to make judgements about the expected future performance and cash flows of the investee, and an appropriate discount rate, in order to determine the fair value of investments based on discounted expected cash flows of investees.

Included in the above-mentioned write-down of Telecom’s investment in AAPT in 2002 was a write-down in the value of advances to associates of $133 million (refer Note 4).

At 30 June 2004 Telecom had provided shareholder advances to Southern Cross of $103 million (including accrued interest). These are presently considered by Telecom to be recoverable, however, given the risks currently present in the industry in which Southern Cross operates (discussed further in this Item 5 under “Off-balance sheet arrangements”), there is some uncertainty associated with the valuation of this balance.

Accounting for fixed assets

Telecom has a significant investment in long-lived fixed assets, principally telecommunications plant and equipment, software and other IT assets. At 30 June 2004, the net book value of Telecom’s fixed assets was $4,312 million, representing 57.5% of Telecom’s total assets.

These assets are initially recorded at cost, which in accordance with NZ GAAP includes costs directly attributable to bringing the item to working condition for its intended use. Judgements must therefore be made about whether costs incurred relate to bringing a fixed asset to working condition for its intended use and therefore are appropriate for capitalisation as part of the cost of the asset or whether they should be expensed as incurred. Where assets are internally constructed, this will also entail assigning an appropriate amount of overhead costs to construction activities. Because there is no direct causal link between construction activities and overheads, allocation models are necessary to apply overheads to capital projects. These models are based on analysis of costs incurred in prior years, updated to reflect changes in work patterns where necessary.

For internally constructed assets, capitalisation only occurs where it is considered that there is sufficient probability that the project will successfully generate an asset to be used in future operations. In capitalising costs, judgements must therefore be made about the likelihood of project success. Such judgments can be difficult where the project involves the application of unproven technology.

Once cost of the asset has been determined, this value is then depreciated over the asset’s expected useful life. The determination of the appropriate useful life for a particular fixed asset requires management to make judgements about, among other factors, the expected period of service potential of the asset, the likelihood of the asset becoming obsolete as a result of technological advances, and the likelihood of Telecom ceasing to use the asset in its business operations.

Item 5 Critical Accounting Policies    58

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

At 30 June 2004 Telecom recognised a write-down of $110 million on its TDMA mobile network and $23 million on AAPT’s LMDS access network, reflecting Telecom’s assessment of the present value of the future cash flows expected to be generated by these assets. In the case of the TDMA network, the decline in value reflects the impact on future cash flows of decreasing subscriber numbers as customers transition to the newer CDMA network. In the case of LMDS, the decline in value represents lower actual usage than was forecast when the network was originally constructed due to competitive factors and the use of alternative access technologies.

Provision for doubtful debts

Telecom maintains a provision for estimated losses expected to arise from customers being unable to make required payments. This provision takes into account known commercial factors impacting specific customer accounts, as well as the overall profile of Telecom’s debtors’ portfolio. In assessing the provision, factors such as past collection history, the age of receivable balances, the level of activity in customer accounts, as well as general macro-economic trends, are taken into account. Significant changes in these factors would likely necessitate changes in the doubtful debts provision. At present however, Telecom considers the current level of its provision for doubtful debts to be adequate to cover expected credit losses in is accounts receivable balances.

Item 5 Critical Accounting Policies    59

Telecom’s doubtful debt provision for each of the years ended 30 June 2004, 30 June 2003 and 30 June 2002 included in the table below:

	Telecom Group
(Dollars in millions)	Balance at beginning of period $	Charged to costs and expenses $	Balance written off against provision $	Release from provision $	Balance at end of period $
30 June 2004
Provision for doubtful debts	76	36	(51)	—	61
30 June 2003
Provision for doubtful debts	73	56	(53)	—	76
30 June 2002
Provision for doubtful debts	78	60	(65)	—	73

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

The terms of interconnection, including pricing, are subject to regulation in some instances. Pricing may be subject to retrospective adjustment, in which case estimates of the likely effect of these adjustments are required in order to determine revenues and expenses. Likewise, where interconnection rates are in dispute with another carrier, estimates of the likely outcome of disputes are required to determine financial results. Telecom bases these estimates on management’s interpretation of material facts, as well as independent advice. Telecom considers its estimates reasonable in the circumstances, however in the event that the outcomes of regulation or disputes differ from management’s estimates, adjustments could be required.

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

Item 5 Critical Accounting Policies    60

Under US GAAP deferred tax assets are recognised net of valuation allowances to the extent management consider the likelihood of realizing the deferred tax assets is more likely than not. Further details on Telecom’s deferred tax assets, valuation allowances and deferred tax liabilities under US GAAP are disclosed in Note 28(r).

Critical accounting policies under US GAAP

In note 28, Telecom reconciles its NZ GAAP results to those that would be reported under US GAAP. In addition to the critical accounting policies applicable in determining the NZ GAAP results, the following critical accounting policy is applicable to the reconciliation to US GAAP.

Consolidation of Variable Interest Entities (VIEs)

As a result of the issue of FIN 46R “Consolidation of Variable Interest Entities”, under US GAAP companies are required to determine whether they hold any interests in VIEs. If they do hold such interests, companies must assess whether these interests could be expected to absorb a majority of the expected losses of the VIE or receive a majority of the VIE’s residual returns, in which case FIN 46R would deem the company to be the primary beneficiary and require it to consolidate the VIE.

Making this determination involves the application of complex rules. Determining what the expected losses of a VIE are and which party (if any) holds interests that would be expected to absorb a majority of these expected losses can be a complex process requiring results for the VIE to be forecast and probabilities assigned to scenarios under which results vary from this forecast. This exercise, particularly the assignment of probabilities, in most cases involves highly subjective judgements.

As a result of the application of FIN 46R in its reconciliation to US GAAP in 2004, Telecom determined that Southern Cross was a VIE subject to the rules of FIN 46R and that Telecom was the primary beneficiary of Southern Cross as a result of providing contingent credit support to Southern Cross in addition to holding 50% of Southern Cross’ equity and subordinated debt. This necessitated the consolidation of Southern Cross by Telecom for the purposes of reconciliation to US GAAP, resulting in a cumulative effect of a change in accounting principle that reduced US GAAP earnings and shareholders’ funds for 2004 by $603 million.

Impact of recently issued accounting standards

New Zealand

In December 2002 the New Zealand Accounting Standards Review Board announced that International Financial Reporting Standards, or IFRS, will apply to all New Zealand entities for periods commencing on or after 1 January 2007. In adopting IFRS for issue as New Zealand equivalents to International Financial Reporting Standards, or NZIFRS, certain adaptations of IFRS have been made to reflect New Zealand circumstances. In complying with NZIFRS Telecom will also be in compliance with IFRS. Entities will also have the option of voluntarily early adopting NZIFRS for periods beginning on or after 1 January 2005.

Item 5 Critical Accounting Policies    61

Telecom intends to adopt NZIFRS as of 1 July 2005. A conversion project has been underway for some time. This project entails assessing the impacts of changes in financial reporting standards on Telecom’s financial reporting and other related activities, then designing and implementing processes to deliver financial reporting on an NZIFRS compliant basis, as well dealing with any related business impacts.

Transition from existing NZ GAAP to NZIFRS will be made in accordance with NZIFRS 1 “First Time Adoption of New Zealand Equivalents to International Financial Reporting Standards”. Upon adoption of NZIFRS, comparative information will be restated to conform with the requirements of NZIFRS and the impact that adoption of NZIFRS has had on Telecom’s financial statements will be set out.

The key areas of difference between existing NZ GAAP and NZIFRS that have been identified to date as relevant to Telecom are:

Financial instruments

NZIFRS requires derivative financial instruments to be recognised in the balance sheet at fair value. To the extent that derivatives do not qualify for hedge accounting under rules prescribed in NZIFRS, changes in the fair value of derivatives must be included in earnings.

To the extent that hedge accounting does not apply, significant volatility in earnings could result from the application of NZIFRS. Telecom only enters into derivatives for hedging purposes and expects that the vast majority of its derivatives will qualify as effective hedges for NZIFRS purposes. There will still however be the potential for some minor earnings impact as a result of changes in the fair value of derivatives.

Goodwill

Under NZ GAAP, goodwill is amortised over a period not exceeding 20 years. Under NZIFRS, goodwill is not amortised, but is instead subject to an impairment test at least annually.

Telecom’s goodwill principally relates to its acquisition of AAPT. Upon adoption of NZIFRS, Telecom will cease amortising goodwill, which will prima facie increase reported earnings. However, if subsequent impairment testing identifies that there is an impairment, this will be recognised immediately in earnings.

Taxation

NZIFRS requires a “balance sheet” approach to calculating deferred tax, which differs to the “income statement” approach currently employed under NZ GAAP. The balance sheet approach recognises deferred tax where there is a difference between the carrying value of an asset or liability and its tax base. The recognition criteria for deferred tax assets also differs as NZ GAAP requires virtual certainty that a deferred tax asset will be realised, while NZIFRS only requires that realisation is probable.

Revenue

While general NZIFRS principles are consistent with existing NZ GAAP, more detailed guidance on revenue recognition is provided under NZIFRS. While this is not expected to impact Telecom’s main revenue streams, it may affect the timing of recognition for some of Telecom’s sundry revenue items.

Item 5 Critical Accounting Policies    62

Share based payments

NZIFRS requires an expense to be recognised for all share-based employee remuneration, based on the fair value of the award. During the 2004 financial year, Telecom began recognising an expense based on fair value for options issued under the Telecom share option scheme in its NZ GAAP financial statements. It also recognises an expense for equity instruments issued under the restricted share scheme and the Telecom share rights scheme, though this is based on the “intrinsic value” of the award rather than the fair value (which is lower than the intrinsic value due to restrictive conditions in the award). The adjustment to a fair value based measurement under NZIFRS will not have a material impact on Telecom’s reported results.

US GAAP reconciliation

The consolidated financial statements are prepared in accordance with NZ GAAP, which differs in certain significant respects from US GAAP. These differences, and the effect of the adjustments necessary to restate net earnings and shareholders’ funds, are detailed in Note 28.

As a result of these differences, Telecom’s US GAAP net earnings were less than its NZ GAAP net earnings by NZ$552 million (73.2%) for the year ended 30 June 2004 which includes an adjustment of NZ$604 million for the consolidation of Southern Cross, as a result of applying FIN 46R. US GAAP net earnings were greater than NZ GAAP net earnings by NZ$49 million (6.9%) for the year ended 30 June 2003 and the US GAAP net loss was greater than NZ GAAP net loss by NZ$46 million (24.5%) for the year ended 30 June 2002.

US GAAP net earnings for the year ended 30 June 2004 were less than NZ GAAP net earnings principally due to:

•	the cumulative effect of a change in accounting principle as a result of applying FIN 46R resulting in a charge of $604 million;

•	a charge of NZ$11 million to recognise the change in fair value of cash flow hedges deemed ineffective under US GAAP; and

•	a government grant of NZ$11 million which is recognised as revenue under NZ GAAP but is credited against the value of the assets acquired under US GAAP.

These have been partly offset by amortisation of goodwill of $65 million no longer being charged for US GAAP and a $10 million credit to reflect the calculation of taxation on a US GAAP basis.

US GAAP net earnings for the year ended 30 June 2003 were greater than NZ GAAP earnings principally due to:

•	amortisation of goodwill of $66 million no longer being charged for US GAAP;

•	a $37 million credit to reflect the calculation of taxation on a US GAAP basis; and

•	partly offset by a charge of NZ$51 million to recognise the change in fair value of cash flow hedges deemed ineffective under US GAAP.

Item 5 Critical Accounting Policies    63

US GAAP net loss for the year ended 30 June 2002 was greater than NZ GAAP net loss principally due to:

•	a charge of NZ$37 million to recognise at fair value cash flow hedges deemed ineffective under US GAAP;

•	the recognition of NZ$26 million of equity accounted losses for associates under US GAAP where equity accounting had been suspended for NZ GAAP;

•	the deferral of $27 million of profits on capacity sales that had been recognised up-front under NZ GAAP; and

•	partly offset by an NZ$48 million lower write down of advances to associates due to a lower US GAAP carrying value.

Total shareholders’ funds at 30 June 2004 were lower under US GAAP by NZ$664 million (30.9%) due to $603 million from the cumulative effect of a change in accounting principle as a result of applying FIN 46R; the accumulated effect of dividends from associates and associate losses; and the unrealised derivative losses on cash flow hedges of NZ$91 million resulting from the application of SFAS 133. These were partly offset by the effect of the lower goodwill amortisation charge of $131 million and $50 million being the tax effect of the US GAAP adjustments.

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

Item 5 Critical Accounting Policies    64

Consolidated results of operations

Reported results are summarised in the table below.

Telecom Group Reported Earnings	Year ended 30 June
	2004 $m	2003 $m	2002 $m	2004/2003 % change	2003/2002 % change

Operating revenues	5,352	5,191	5,537	3.1	(6.2)
Abnormal revenues	28	—	—	NM [1]	—

Total revenues	5,380	5,191	5,537	3.6	(6.2)
Operating expenses	(3,008)	(2,875)	(3,273)	4.6	(12.2)
Abnormal expenses	(121)	—	(862)	NM [1]	(100.0)
Depreciation and amortisation	(823)	(820)	(815)	0.4	0.6

Total expenses	(3,952)	(3,695)	(4,950)	7.0	(25.4)

Earnings before interest and tax	1,428	1,496	587	(4.5)	154.9
Net interest expense	(334)	(393)	(413)	(15.0)	(4.8)

Earnings before tax	1,094	1,103	174	(0.8)	533.9
Tax expense	(337)	(391)	(365)	(13.8)	7.1
Minority interest	(3)	(3)	3	0.0	(200.0)

Net earnings	754	709	(188)	6.3	(477.1)

[1]	Not meaningful

Components of earnings are analysed in further detail below.

Group revenues

The following discussion analyses revenues for the major category of products and services. Factors impacting Telecom’s New Zealand operations differ from those impacting Telecom’s Australian operations as a result of the different stages of maturity, competitive positions and scope of operations of the respective businesses and the differing characteristics of the markets in which they operate. Accordingly, revenues from New Zealand and Australian operations are generally analysed separately in the discussion below.

Revenue from Telecom’s traditional calling business has declined during the three year period due to competitive pressures and the impact of product substitution. Telecom has sought to offset this by expanding its revenues from newer communications technologies (particularly mobile, data and internet) and expanding its scope of operations into areas such as IT solutions. These growth areas generally offer lower margins than the traditional fixed line telephony business. Telecom expects competition and substitution to continue to impact its calling revenues and will continue to seek to expand its revenues in other areas, particularly mobile, broadband and solutions.

Item 5 Consolidated Results    65

A breakdown of reported group revenues is provided in the table below.

Group Revenues	Year ended 30 June
	2004 $m	2003 $m	2002 $m	2004/2003 % change	2003/2002 % change

Local service	1,120	1,110	1,080	0.9	2.8

Calling

National	1,045	1,090	1,178	(4.1)	(7.5)

International	364	401	531	(9.2)	(24.5)

Other	37	51	54	(27.5)	(5.6)

	1,446	1,542	1,763	(6.2)	(12.5)
Interconnection	193	154	145	25.3	6.2
Cellular and other mobile	813	796	822	2.1	(3.2)
Data, internet and solutions

Data	721	670	657	7.6	2.0

Internet	229	219	197	4.6	11.2

Solutions	54	34	21	58.8	61.9

	1,004	923	875	8.8	5.5
Other operating revenues

Resale	317	278	399	14.0	(30.3)

Directories	221	207	198	6.3	4.5
Equipment	72	69	78	4.3	(11.5)
Miscellaneous other	161	109	174	48.6	(37.4)
Dividends from investments	5	3	3	66.7	0.0

	776	666	852	16.5	(21.8)

Total operating revenue	5,352	5,191	5,537	3.1	(6.2)

Abnormal revenue	28	—	—	NM [1]	NM [1]

Total revenue	5,380	5,191	5,537	3.6	(6.2)

[1]	Not meaningful

Item 5 Consolidated Results    66

Significant line items are analysed in further detail below.

Local Service

Local service revenue is principally generated in New Zealand. It primarily represents fixed monthly access charges. Under the terms of the Telecommunications Service Obligation, or TSO, Telecom is required to provide free local calling to residential customers while maintaining the cost (on an inflation adjusted basis) of standard residential line rental at or below the amount charged when Telecom was privatised in 1993. Telecom also derives a lesser amount of local service revenue from business local calls, Centrex and virtual private network local calls and local calls by those residential customers who elect the low rental, charged calling option instead of flat rate access.

From November 2004, Telecom is required to provide local service products on a wholesale basis to other carriers for resale to their residential customers (business wholesale access has been available for a few years). This may lead to a reduction in Telecom’s retail market share for local service. If Telecom does lose market share in local service, this may also negatively impact calling revenues, as customers will generally choose the same service provider for national and international calling as they do for local service.

Telecom only generates a limited amount of local service revenue in Australia, due to the limited number of customers who are directly connected to AAPT’s infrastructure. AAPT resells Telstra’s local service products to a large number of its consumer customers. Revenues from this activity are included as Resale revenue within Other Operating Revenue.

Local Service	Year ended 30 June
	2004	2003	2002	2004/2003 % change	2003/2002 % change

New Zealand ($m)	1,073	1,059	1,026	1.3	3.2
Australia ($m)	47	51	54	(7.8)	(5.6)

Local service revenue ($m)	1,120	1,110	1,080	0.9	2.8
New Zealand access lines at year end
Residential (000s)	1,425	1,416	1,385	0.6	2.2
Business (000s)	304	303	305	0.3	(0.7)
Centrex (000s)	72	79	75	(8.9)	5.3

The small growth in local access revenue across the three year period was generated in New Zealand and reflects increases in service pricing and, to a lesser extent, growth in residential access lines. Growth in residential access lines has resulted from population and economic growth.

The increase in service pricing in New Zealand was due to adjustments in Telecom’s service pricing reflecting inflation (as measured by the Consumer Price Index). Telecom is entitled to increase residential access prices in line with growth in the Consumer Price Index under the terms of the TSO, but has elected not to do so in the 2005 financial year. Telecom made such increases to residential access prices in February 2003 and 2004. Increasing competitive pressure may restrict Telecom’s ability to further raise access prices in the future.

Item 5 Consolidated Results    67

National Calling

National calling revenue is derived from calls from one fixed line to another fixed line outside the local free calling area, calls from a fixed line terminating on a mobile network, calls to toll free numbers (which in New Zealand have the dialling prefix 0800 and are paid for by the entity receiving the call) and operator assisted calls.

National Calling	Year ended 30 June
	2004	2003	2002	2004/2003 % change	2003/2002 % change
New Zealand ($m)

National calls	241	265	276	(9.1)	(4.0)
Calls to cellular networks	295	293	302	0.7	(3.0)

National 0800	101	113	120	(10.6)	(5.8)

Operator services	12	11	12	9.1	(8.3)

	649	682	710	(4.8)	(3.9)
Australia ($m)
National calls	168	178	192	(5.6)	(7.3)
Calls to cellular networks	228	230	276	(0.9)	(16.7)

	396	408	468	(2.9)	(12.8)

Total national calling revenue	1,045	1,090	1,178	(4.1)	(7.5)

National calling minutes (m)

New Zealand	3,394	3,505	3,702	(3.2)	(5.3)

Australia	2,494	2,153	2,128	15.8	1.2

In New Zealand, Telecom’s calling revenue has declined through the three year period due to lower call minutes and average prices resulting from the impacts of competition and product substitution. Competition has resulted in decreased prices, with increased use of capped rates and other forms of discounting to attract and retain customers in a competitive market. Some reduction in market share has also occurred. Toll free number portability was implemented in December 2002, which enabled customers to transfer toll free numbers between service providers. This impacted on National 0800 revenues.

Product substitution has also had an impact on national calling revenue. Other communication alternatives, particularly email, internet and mobile phones, are increasingly being used by customers instead of fixed line calling. This has been a factor in declining national calling minutes across the three year period in New Zealand.

Item 5 Consolidated Results    68

While revenue from national calls and national 0800 has declined across the three year period, revenue from calls to cellular networks increased marginally (up 0.7%) in 2004 after a moderate decline in 2003 (down 3.0%). The 2004 result is due to the fact that growth in call minutes has offset the effect of competition reducing average prices. Growth in call minutes partly reflects the increasing proportion of the New Zealand population with mobile phones.

The Commerce Commission has recently issued a draft report in October 2004 in which it recommended regulating the mobile termination price for voice calls on existing mobile networks. If regulation does proceed, it is likely that prices charged to customers for calling cellular networks would fall significantly.

In Australia the decrease in national calling revenue between 2002 and 2003 of 12.8% reflected decreasing consumer customer numbers coupled with price decreases in response to competitor activity. Despite an increase in call minutes in 2004, national calling revenue continued to decline in 2004, though at a lesser rate (down 2.9%), as decreases in average prices resulting from promotional activities and the introduction of call capping, have more than offset volume increases.

International Calling

International calling revenue for New Zealand Operations comprises:

•	outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas;

•	inwards calling revenue, where calls originate on other carriers’ networks; and

•	transit calling revenue, where Telecom acts as an intermediary carrier of international calls originating and terminating on other carriers’ networks.

Outward revenue is principally derived from Telecom’s residential and business customers. It is influenced by domestic demand and competition. Inwards revenues and transit revenues are derived from other international carriers. Inwards and transit revenues are principally denominated in US dollars and are significantly influenced by movements in the wholesale international telecommunications market. A significant portion of inwards revenue is derived under bilateral agreements, where Telecom agrees with another carrier to each terminate a specified equal number of minutes on the other carrier’s network at an agreed rate. The setting of the rates in these agreements can therefore have a significant influence on the revenues reported.

Australian international calling revenues are derived from outward calls originated by AAPT and TCNZA’s business and residential customers.

Item 5 Consolidated Results    69

International Calling	Year ended 30 June			2004/2003 % change	2003/2002 % change
	2004	2003	2002
New Zealand ($m)
International outwards	153	169	185	(9.5)	(8.6)
International inwards	78	107	160	(27.1)	(33.1)
International transits	38	53	74	(28.3)	(28.4)

	269	329	419	(18.2)	(21.5)
Australia ($m)	95	72	112	31.9	(40.0)

Total international calling revenue	364	401	531	(9.2)	(24.5)
International calling minutes (m)
New Zealand	3,047	2,910	2,756	4.7	5.6
Australia	634	356	398	78.1	(10.6)

In New Zealand outwards revenue declined across the three year period due to lower prices as a result of competitive pressure and substitution, similar to the trend observed in national calling revenue. Inwards revenue declined across the three year period (down 27.1% in 2004 and 33.1% in 2003) due to lower average prices partly offset by higher call minutes. The decrease in average price was as a result of renegotiated bilateral agreements for the reciprocal transfer of minutes coupled with a strengthening of the NZ dollar against the US dollar (which reduces reported NZ dollar revenues). A significant decrease in the average price per minute for transit calls (which can be volatile in response to changes in destination mix and market conditions) saw a reduction in transit revenues across the three year period, despite growth in call minutes. The strengthening NZ dollar also adversely impacted transit revenues.

In 2003, international calling revenues generated in Australia declined, largely as a result of a decrease in the consumer customer base, as well as a reduction in average prices. The price reduction was due to a combination of competitive pressure and a change in revenue mix, with an increasing proportion of lower margin wholesale minutes.

In 2004, Australian international calling revenues increased, due to significant growth in wholesale volumes. The growth in wholesale volumes was due to an increase in business with calling card providers. Given the lower price per minute of wholesale traffic compared to retail, the growth in call minutes of 78.1% only translated into a growth in revenue of 31.9%.

Item 5 Consolidated Results    70

Interconnection

Interconnection revenue arises where Telecom terminates calls originating on other carriers’ networks, be they fixed line or mobile.

Interconnection	Year ended 30 June			2004/2003 % change	2003/2002 % change
	2004 $m	2003 $m	2002 $m
New Zealand	142	114	111	24.6	2.7
Australia	51	40	34	27.5	17.6

Interconnection revenue	193	154	145	25.3	6.2

Growth in New Zealand interconnection revenue reflects a significant increase in the volume of text messaging, which has driven a significant increase in cellular interconnection revenue, particularly in 2004.

As noted in the discussion of National Calling revenue, the Commerce Commission has issued a draft report in which it recommended regulating the mobile termination price for voice calls on existing mobile networks. If regulation is implemented, the revenue that Telecom generates from interconnecting with other mobile operators would be expected to fall significantly (as would interconnection cost of sales). Telecom is currently a net payer of cellular interconnection (i.e. cellular interconnection cost of sales exceeds cellular interconnection revenue, as Telecom sends more traffic to other carriers than it receives in return).

Growth in Australian interconnection revenue, particularly in 2004, reflected a short-term termination agreement that ceased in 2004. As a result, unless similar opportunities arise, Australian interconnection revenue would be likely to decline in future.

Cellular and Other Mobile

Cellular and other mobile revenues are derived from access, airtime, other network services, such as mobile data, the sale of mobile equipment such as mobile handsets and wireless laptop cards and other mobile services such as paging. Cellular revenue is a function of the number of connections and the Average Revenue Per User (ARPU) that each connection generates.

In New Zealand there has been a significant migration of the customer base from TDMA to CDMA. With an increasing proportion of its customer base on the CDMA network, Telecom’s mobile data revenue (from text messaging and data services provided across mobile devices) increased by $16 million (114.3%) between 2002 and 2003 and $22 million (75.9%) between 2003 and 2004. Telecom has recently upgraded its CDMA network to EV-DO, which will enable it to provide 3G mobile services. This is hoped to lead to further expansion in mobile data revenues.

In Australia, AAPT resells other carriers’ mobile services. In 2002, AAPT signed a network services agreement with Vodafone that saw it move towards a single carrier resale relationship. In 2004, AAPT ceased marketing mobile as a standalone product. AAPT now offers mobile services solely to customers as part of a bundle of telecommunications services.

Item 5 Consolidated Results    71

Cellular and Other Mobile	Year ended 30 June			2004/2003 % change	2003/2002 % change
	2004	2003	2002
New Zealand ($m)	612	570	557	7.4	2.3
Australia ($m)	201	226	265	(11.1)	(14.7)

Cellular & other mobile revenue ($m)	813	796	822	2.1	(3.2)
Cellular connections at year end
New Zealand (000s)	1,352	1,250	1,308	8.2	(4.4)
Australia (000s)	183	257	224	(28.8)	14.7

Growth in New Zealand cellular and other mobile revenue across the three year period was driven by growth in mobile data revenue and higher other mobile revenue as a result of increased handset sales. The CDMA customer base has continued to grow strongly. Following commercial launch at the start of the three year period, CDMA subscribers had grown to total 667,000 at 30 June 2004. This has, however, been offset by a significant decline in the TDMA customer base. In 2003 the decline in TDMA outstripped growth in CDMA, resulting in a 4.4% decrease in the overall connection base. In 2004 customer acquisition was pursued more aggressively, resulting in an increase in the overall connection base of 8.2%.

In Australia, cellular and other mobile revenues declined by 3.2% in 2003 compared with 2002 despite an increase in the customer base as a result of one-off incentive payments received in 2000 by AAPT under the network services agreement with Vodafone and the cessation of connection bonuses from other carriers following the move to a single carrier relationship with Vodafone. The increase in the customer base in 2003 of 14.7% reflected the fact that AAPT was still actively marketing mobile as a stand alone product in that year. In 2004, Australian cellular and other mobile revenues decreased as a result of a decrease in the customer base of 28.8% reflecting the decision to cease selling mobile as a stand alone product coupled with the transfer of approximately 50,000 prepaid customers back to Vodafone.

Data

Data revenues arise from meeting customers’ non-voice communication needs. There has been a shift away from traditional dedicated circuit/leased line data products towards IP based data products given the increased flexibility and cost efficiency that IP based products offer.

Telecom markets ADSL services in New Zealand under the Xtra brand. Broadband connections have grown rapidly off a low base over the three year period. Telecom has set itself a target of achieving 250,000 residential broadband connections by the end of December 2005. At 30 June 2004, Telecom had 81,000 residential broadband connections. Connection numbers have continued to grow following year end at 30 September 2004, Telecom had 98,000 residential broadband connections. Efforts to increase broadband connections are expected to drive further revenue growth. However it will also increase operating costs over the next two to three years as a result of promotional offers and subsidies provided in order to stimulate demand.

Item 5 Consolidated Results    72

Other than broadband revenue, data revenue is primarily derived from business customers.

Data	Year ended 30 June			2004/2003 % change	2003/2002 % change
	2004	2003	2002
Data revenue ($m)
New Zealand	516	463	430	11.4	7.8
Australia	205	207	227	(1.0)	(8.8)

	721	670	657	7.6	2.0
Broadband connections at year end (NZ only, 000s)	119	72	39	65.3	84.6

New Zealand data revenue growth across the three year period was substantially driven by growth in broadband revenue, while other managed IP data revenue also increased, off-setting a small decrease in traditional data services.

In Australia, data revenues have remained relatively stable as growth in IP data volumes in both wholesale and retail markets has been offset by downward pressure on prices.

Internet

In New Zealand internet revenue is generated by Xtra, Telecom’s internet service provider that is mainly focussed on the consumer and small business market. Revenue is mostly generated from dial-up access, as well as the ISP portion of Xtra Broadband plans and sundry other revenue such as advertising on the xtramsn.co.nz website. Internet access is generally priced on the basis of a flat monthly rate, therefore revenue is primarily driven by the number of active dial-up subscribers.

Xtra’s dial up customer numbers have grown steadily since the launch of Xtra, which has resulted in consistent growth in internet revenue. Growth in dial-up customer numbers has however plateaued in 2004 as increasingly dial-up customers are migrating to Xtra Broadband services, the majority of the revenue from which is recorded in data rather than internet revenue. For this reason past growth in internet revenue is not expected to continue and internet revenues could be expected to decline in future if the rate of migration from dial-up to broadband continues to accelerate.

In Australia internet revenue is generated primarily from the provision of internet and e-commerce services to business customers by AAPT. AAPT previously marketed the internet services of ISP AOL|7 as part of its consumer offerings. AOL|7 was previously 33% owned by AAPT, however this shareholding was sold by AAPT during 2004. As a result AAPT has reverted to directly marketing its own internet access plans in the consumer market.

Item 5 Consolidated Results    73

Internet	Year ended 30 June			2004/2003 % change	2003/2002 % change
	2004	2003	2002
Internet revenue ($m)
New Zealand	136	124	105	9.7	18.1
Australia	93	95	92	(2.1)	3.3

	229	219	197	4.6	11.2
Active dial-up customer numbers at year end (NZ only, 000s)	436	430	380	1.4	13.2

Growth in New Zealand internet revenue across the three year period is due to growth in the dial-up customer base, coupled with the take-up of higher value products (with increasing ISP revenue being generated from broadband customers). The reduction in the rate of growth in internet revenue in 2004 is consistent with the reduction in the rate of growth in dial-up customer numbers.

In Australia, internet revenue has been relatively stable across the three year period, with a 3.3% increase between 2002 and 2003 offset by a 2.1% decrease between 2003 and 2004. Revenue has been relatively stable despite growth in internet volumes, as a result of competitive pressure leading to decreased prices.

Solutions

Solutions revenue is derived from providing services that meet customers’ integrated communication and technology needs. This includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services.

Solutions revenue in the three year period reflects the activities of Telecom Advanced Solutions, which is part of New Zealand operations. Telecom Advanced Solutions has been rapidly growing off a low base as it has increased its penetration and market share in the IT services market.

To further enhance its solutions capabilities, Telecom acquired IT services companies Gen-i Limited and Ceritas New Zealand Limited (which trades as Computerland) in July 2004 and September 2004 respectively. These acquisitions will add substantially to Telecom’s future solutions revenues as the results of these entities will be consolidated into Telecom’s Group results in the year ended 30 June 2005 and subsequent financial years.

Solutions	Year ended 30 June			2004/2003 % change	2003/2002 % change
	2004 $m	2003 $m	2002 $m
Solutions revenue	54	34	21	58.8	61.9

Item 5 Consolidated Results    74

Solutions revenue grew strongly throughout the three year period as Telecom Advanced Solutions expanded the scale and scope of its operations in the integrated communications and technology sector.

Resale

Resale revenue is earned solely in Australia from the resale to AAPT’s customers of Telstra’s local access services, primarily to consumer customers.

Resale	Year ended 30 June
	2004 $m	2003 $m	2002 $m	2004/2003 % change	2003/2002 % change
Resale revenue	317	278	399	14.0	(30.3)

Up to and including 2002, resale revenue had been a consistent area of revenue growth for AAPT. Given their nature these services are however low margin and where the customer was not also a user of other AAPT services, satisfactory margins were not achieved.

In response, in 2003 AAPT changed the way it marketed and priced resale services. AAPT targeted the offering of local call resale primarily to those customers who were significant users of AAPT’s long distance services. This resulted in a low percentage of new customers having local call resale services with AAPT. Retail prices for local call resale were increased to market rates to support AAPT’s strategy to minimise acquisition of low spending long distance calling customers. This resulted in a decrease in the number of resale customers with a resulting decrease in resale revenue in 2003.

Coupled with improvements in pricing arrangements negotiated with suppliers, the retail price increases led to improved margins on resale services. As a result of the improvements in margin, AAPT reverted to actively marketing resale services, leading to increased customer numbers and a 14.0% increase in resale revenue in 2004.

Directories

Telecom Directories Limited publishes White Pages® and Yellow Pages® directories in New Zealand. Directories revenue is primarily derived from the sale of advertising in Yellow Pages® directories. Sundry revenue is obtained from fees for enhanced listings in White Pages® directories and online directories.

Directories	Year ended 30 June
	2004 $m	2003 $m	2002 $m	2004/2003 % change	2003/2002 % change
Directories revenue	221	207	198	6.3	4.5

Growth in directories revenue resulted from both price and volume increases for Yellow Pages® advertising.

Item 5 Consolidated Results    75

Miscellaneous other revenue

Miscellaneous other	Year ended 30 June
	2004 $m	2003 $m	2002 $m	2004/2003 % change	2003/2002 % change
New Zealand	90	71	108	26.8	(34.3)
Australia	72	38	66	89.5	(42.4)

Miscellaneous other revenue	161	109	174	47.7	(37.4)

The growth in New Zealand miscellaneous other revenue in New Zealand in 2004 was the result of $11 million received from the New Zealand Government as a contribution towards the regional broadband expansion programme and growth in customer contributions towards telecommunications systems and facilities set up and miscellaneous customer related revenues. The growth in Australian miscellaneous other revenue was the result of an increase in value added services and projects performed for major corporate customers.

The decrease in miscellaneous revenue in 2003 reflected the following two non-recurring items that increased 2002 revenues:

•	During 2002 Telecom fully prepaid two cross border leases. These leases involved the sale and leaseback of certain of Telecom’s network infrastructure assets. The leasebacks are finance leases, with the assets therefore remaining on Telecom’s balance sheet. Telecom recognised gains on prepayment of these leases of $34 million. The gains represent the difference between the total lease obligation and the amount paid to third parties to discharge the lease obligation.

•	During 2002 Telecom also sold surplus international cable capacity to other telecommunication companies. It realised gains of $29 million on these sales.

Abnormal revenue

Abnormal revenues arise from activities outside Telecom’s normal operations and are of a size and/or infrequent nature that make them not comparable with other periods.

Abnormal revenue	Year ended 30 June
	2004 $m	2003 $m	2002 $m	2004/2003 % change		2003/2002 % change
Abnormal revenue	28	—	—	NM	[1]	—

1	Not meaningful

In October 2003 Telecom sold all its shares in Sky Network Television Limited, or Sky, to Independent Newspapers Limited, or INL. Total consideration received was $221 million, made up of approximately $157 million in cash with the remainder in the form of shares in INL. Telecom made a gain of $28 million on this sale, which was included in abnormal revenue. This gain was not subject to tax.

Item 5 Consolidated Results    76

Group expenses

Total reported expenses in 2002 and 2004 were significantly impacted by abnormal items.

In 2004, impairment write-downs were recognised of $110 million in respect of Telecom’s TDMA mobile network and $23 million in respect of AAPT’s LMDS network. A $12 million recovery relating to the proceeds from the sale of the AOL|7 business was also recognised as a credit to abnormal expenses in 2004.

In 2002 a write-down of $850 million was included in 2002 to reduce the carrying value of AAPT goodwill and other assets to their assessed fair value. An additional charge of $12 million was also recognised to reflect the final cost of closing down the Australian CDMA business.

Excluding these items, operating expenses decreased between 2002 and 2003 principally due to lower cost of sales, as Australian operations were refocused on higher margin business with a resulting reduction in resale business and at the same time were successful in negotiating better pricing arrangements with key suppliers. International cost of sales also decreased in line with movements in revenue. In 2004, operating expenses increased over 2003 as growth areas of the business, particularly mobile, broadband and solutions drove increased costs.

A breakdown of group expenses is shown in the table below.

Group Expenses	Year ended 30 June
	2004 $m	2003 $m	2002 $m	2004/2003 % change		2003/2002 % change
Labour	594	548	599	8.4		(8.5)
Cost of sales	1,472	1,418	1,759	3.8		(19.4)
Other operating expenses	942	909	914	3.6		(0.5)
Abnormal expenses	121	—	862	NM	[1]	(100.0)

Share of associate losses	—	—	1	—		(100.0)

Total operating expenses	3,129	2,875	4,135	8.8		(30.5)
Depreciation	755	754	704	0.1		7.1
Amortisation	68	66	111	3.0		(40.5)

Total expenses	3,952	3,695	4,950	7.0		(25.4)

[1]	Not meaningful

An analysis of significant line items within expenses follows.

Labour

Labour expense includes:

•	Salary and wages of full-time and part-time employees;

•	The costs of contractors and temporary staff;

Item 5 Consolidated Results    77

•	Overtime and shift payments;

•	Bonuses and commissions;

•	Holiday pay and long service leave;

•	Other personnel costs including allowances, benefits and employee welfare costs.

Where permanent and contract staff are engaged in the construction of fixed assets, the related labour costs are capitalised as part of the cost of the asset, to be depreciated over its useful life.

The most significant factors driving labour expense are movements in staff and contractor numbers, salary increases to reflect labour market conditions, the extent to which staff are engaged in capital projects and the extent to which targeted business objectives are achieved (which drives commission and bonus payments).

Labour	Year ended 30 June
	2004	2003	2002	2004/2003 % change	2003/2002 % change
Labour expense ($m)
New Zealand	419	385	393	8.8	(2.0)
Australia	175	163	206	7.4	(20.9)

	594	548	599	8.4	(8.5)

Personnel numbers

New Zealand	5,051	5,065	5,040	(0.3)	0.5

Australia	1,577	1,689	1,832	(6.6)	(7.8)

Total Group personnel numbers	6,628	6,754	6,872	(1.9)	(1.7)

Labour expense in 2003 decreased as a result of reduced staff numbers in the Australian business in line with the re-focusing of Australian operations. Changes in staff mix in New Zealand operations, reduced personnel accruals and lesser use of contractors also contributed to the decrease. This was partially offset by salary increases.

In 2004 labour expense increased at a group level by 8.4% as a result of salary increases in line with the consumer price index, increased personnel accruals, increased temporary and permanent labour resources focussed on key customer related areas, increased investment in the Solutions business in New Zealand and reduced capitalisation of labour. These increases were partly offset by a decline in costs in New Zealand as a result of the outsourcing contracts with Lucent and Alcatel relating to network management and development. This saw a number of staff transferring from Telecom to Lucent and Alcatel, which offset the staff increases in other areas leading to the overall reduction in staff numbers. The costs associated with the outsourcing are reflected in Direct Costs, which is a component of Other Operating Expenses.

Item 5 Consolidated Results    78

Cost of sales

Cost of sales are those costs that vary directly in proportion to revenue.

In New Zealand, the main components of cost of sales are:

•	Mobile acquisitions, upgrades and dealer commissions;

•	The interconnection costs paid to terminate traffic on other carriers’ fixed line and mobile networks;

•	The cost of services provided by other international carriers for international calls originating in New Zealand;

•	The cost of equipment sold to customers.

Given the lesser amount of infrastructure owned by AAPT, it is more heavily reliant on services purchased from other carriers, particularly local access. The cost of sales of Australian operations are therefore higher than those of New Zealand operations and are considerably greater in proportion to revenue.

Cost of Sales	Year ended 30 June
	2004 $m	2003 $m	2002 $m	2004/2003 % change	2003/2002 % change
Cost of sales expense
New Zealand	652	578	649	12.8	(10.9)

Australia	820	840	1,110	(2.4)	(24.3)

	1,472	1,418	1,759	3.8	(19.4)

In New Zealand operations, cost of sales decreased in 2003 compared to 2002 in line with declining international revenues (decreasing rates for the reciprocal transfer of international minutes as a result of re-negotiated bilateral agreements had an equal and offsetting effect on cost of sales and revenue and, like international revenue, reported international cost of sales was reduced by the strengthening New Zealand dollar) and reduced customer acquisition and upgrade costs in mobile.

This trend reversed in 2004 with New Zealand cost of sales increasing 12.8% despite a continuing decline in international cost of sales. This was predominantly the result of significant increases in mobile acquisitions, upgrades and dealer commissions driven by growth in handset sales as Telecom more actively sought to grow its customer base. This trend is expected to continue in the near term as customer migration and acquisition strategies and delivering new products across 1XRTT and EV-DO will continue to increase costs over the next two to three years.

There was also significant growth in cellular interconnection costs as a result of significant growth in text messaging volumes. As noted in the discussion of National Calling revenue, the Commerce Commission is currently investigating whether mobile termination rates should be regulated. If regulation is implemented, the cost to Telecom of interconnecting with other mobile operators would be expected to fall (as would cellular interconnection revenue). Telecom is currently a net payer of cellular interconnection (i.e. cellular interconnection cost of sales exceeds cellular interconnection revenue, as Telecom sends more traffic to other carriers than it receives in return).

Item 5 Consolidated Results    79

In Australia, cost of sales has decreased across the three year period due to:

•	A decrease in resale activity in 2003 following changes in the way resale services were priced and marketed;

•	Improved per minute rates negotiated with suppliers;

•	An increasing proportion of traffic using AAPT’s own infrastructure.

Other Operating Expenses

Other operating expenses include:

•	Direct costs, which consist of direct contractor costs, international cable maintenance and restoration, support contracts and other direct costs;

•	Computer costs;

•	Advertising, promotion and communications;

•	Accommodation costs;

•	Other costs, including bad debts, consultants, office expenses, insurance, legal and other general costs.

Other Operating Expenses	Year ended 30 June
	2004 $m	2003 $m	2002 $m	2004/2003 % change	2003/2002 % change

Other operating expenses
New Zealand	697	684	701	1.9	(2.4)
Australia	245	225	213	8.9	5.6

	942	909	914	3.6	(0.5)

In New Zealand, growth in other operating expenses in 2004 compared to 2003 resulted from higher direct costs. These increased as a result of higher support contracts costs following the outsourcing of support and development of parts of Telecom’s network to Alcatel and Lucent. Costs associated with these outsourcing arrangements are not expected to decline in the foreseeable future.

Telecom has set itself a target of achieving 250,000 residential broadband connections by 31 December 2005. At 30 June 2004, Telecom had 81,000 residential broadband connections. The drive towards this target has begun to, and is expected to continue to, create additional other operating expenses in the form of increased advertising and promotions and provisioning costs. Off-setting this, Telecom rationalised its network maintenance and provisioning contracts in 2003 and 2004 from which it expects to generate savings.

In Australia, other operating expenses increased in 2004 compared to 2003 as a result of outsourcing arrangements with EDS and Alcatel, and costs relating to project work in the Australian Business segment. Costs associated with these outsourcing arrangements are not expected to decline in the foreseeable future.

Item 5 Consolidated Results    80

Abnormal expenses

Abnormal expenses arise from activities outside Telecom’s normal operations and are of a size and/or infrequent nature that make them not comparable with other periods.

	Year ended 30 June
Abnormal expenses	2004 $m	2003 $m	2002 $m	2004/2003 % change		2003/2002 % change

Abnormal expenses	121	—	862	NM	[1]	(100)

[1]	Not meaningful

Abnormal expenses consisted of the following items:

2004

•	An impairment write-down of $110 million ($74 million net of tax) was recognised at 30 June 2004 in respect of Telecom’s TDMA mobile network. Since the launch of Telecom’s CDMA network, which offers greater functionality and high speed data capability, there has been a significant net migration of the customer base from TDMA to CDMA. Due to the decline in the TDMA customer base, particularly the higher value post-paid base, the present value of the net cash flows that the TDMA network was expected to generate no longer supported its carrying value, therefore the network has been written down to its assessed value. The remaining carrying value of the TDMA network at 30 June 2004 is $49 million.

•	An impairment write-down of $23 million ($16 million net of tax) for the Australian LMDS network was recognised at 30 June 2004. The LMDS wireless access network is operated in metropolitan areas in major Australian cities. Usage of this network has not grown to originally forecast levels due to the use of alternative access technologies. The forecast cash flows expected to be generated by this network do not support its carrying value and accordingly it has been written down to its assessed value. The remaining carrying value of the LMDS network at 30 June 2004 is $19 million.

•	In 2004, an agreement was reached with the other shareholders of AOL|7 to sell the AOL|7 business. Telecom received $12 million as its share of the proceeds from sale. This amount was credited to abnormal expenses as a partial recovery of shareholder loans that had been fully written down in 2002 as part of the write-down of goodwill and other AAPT assets.

2002

•	In 2002 Telecom performed a review of the carrying value of assets included in the consolidated financial statements as a result of the acquisition of AAPT. It was determined that the fair value of AAPT was less than the carrying value in the consolidated financial statements and that this shortfall was other than temporary. Accordingly, a write-down of $850 million was included in the financial results for 2002. This amount was not tax effected. This diminution in value reflected significant negative industry and economic trends impacting AAPT’s operations and expected future growth rates for the Australian telecommunications market.

Item 5 Consolidated Results    81

•	In 2002 an additional charge of $12 million ($8 million net of tax) was recognised to reflect the final cost of closing down the CDMA business for which a provision had first been made in the year ended 30 June 2001. This resulted from greater than expected losses incurred on the disposal of equipment acquired as part of the CDMA project.

Depreciation

Depreciation represents a significant component of Telecom’s total expenses, given the major investment in property, plant and equipment required to support Telecom’s operations.

In New Zealand, the fixed-line asset base has slowly been declining in recent years with depreciation expense exceeding capital expenditure. This reflects the fact that advances in technology are reducing the cost of building network infrastructure. This declining asset base reduces depreciation expense, though this impact is partly offset by an increasing proportion of IT assets in the asset base that are depreciated over a shorter useful life than other assets.

As a result of a significant migration of the customer base from the TDMA mobile network to the CDMA network, the cash flows generated by the TDMA network began to decline significantly. In 2004, Telecom recognised an impairment charge of $110 million to write down the value of its TDMA network to its assessed recoverable amount. This write down will lower the depreciation expense to be recognised in the next three financial years, the period over which the amount written down would otherwise have been depreciated.

The Australian asset base grew substantially up until 2002, as AAPT and TCNZA built out network capability. Capital expenditure for Australian operations in 2003 and 2004 was considerably lower, totalling $101 million in 2004 and $83 million in 2003, compared to $210 million in 2002. If capital expenditure remains at similar levels to that recorded in 2003 and 2004, growth in Australian depreciation expense would be expected to slow.

In addition, in 2004 AAPT recognised an impairment write-down of $23 million on its LMDS access network. The reduction in the LMDS asset value will also reduce future depreciation charges.

	Year ended 30 June
Depreciation	2004 $m	2003 $m	2002 $m	2004/2003 % change	2003/2002 % change
Depreciation expense
New Zealand	589	604	578	(2.5)	4.5
Australia	166	150	126	10.7	19.0

	755	754	704	0.1	7.1

New Zealand depreciation expense has declined 2.5% in 2004 compared to 2003 in line with a declining asset base, as assets become fully depreciated. As noted above, this trend is expected to be more noticeable in future periods as a result of the TDMA write down.

Item 5 Consolidated Results    82

New Zealand depreciation expense in 2003 increased 4.5% compared to 2002, as increased mobile depreciation resulting from depreciation on the new CDMA network and accelerated depreciation on a redundant wireless data platform, and increased depreciation on recently acquired Southern Cross capacity offset decreased depreciation on the fixed line asset base.

The Australian depreciation expense increased across the three year period as a result of significant capital investment in network capability in prior years. This trend is expected to slow as a result of reduced levels of capital expenditure and the write-down of the LMDS network.

Amortisation

Amortisation expense reflects the amortisation of goodwill, as well as a minor amount of amortisation of other intangible assets (primarily spectrum licences) in 2004.

The vast majority of Telecom’s goodwill arose on the acquisition of AAPT, first via the acquisition of a controlling interest in the year ended 30 June 2000, which was then added to as a result of the acquisition of the remaining minority interest in the year ended 30 June 2001. Total goodwill of approximately $1.8 billion was recognised as a result of the acquisition of AAPT. This goodwill is being amortised over a 20 year period. In 2002, a review of the carrying value of AAPT determined that the fair value of this entity had fallen below its carrying value, necessitating an impairment charge to be recognised to reduce the carrying value to the recoverable amount. As part of this charge, AAPT goodwill was written down by $593 million.

	Year ended 30 June
Amortisation	2004 $m	2003 $m	2002 $m	2004/2003 % change		2003/2002 % change
Amortisation expense
Goodwill	65	66	111	(1.5)		(40.5)
Other intangible assets	3	—	—	NM	[1]	—

	68	66	111	3.0		(40.5)

[1]	Not meaningful

The reduction in goodwill amortisation from 2002 to 2003 was the result of the write-down of AAPT goodwill in 2002, which substantially reduced the balance of goodwill being amortised.

Interest

	Year ended 30 June
Interest	2004 $m	2003 $m	2002 $m	2004/2003 % change	2003/2002 % change
Gross interest expense	367	412	440	(10.9)	(6.4)
Less interest capitalised	(6)	(5)	(10)	20.0	(50.0)

Interest expense	361	407	430	(11.3)	(5.3)
Less interest income	(27)	(14)	(17)	92.9	(17.6)

Net interest	334	393	413	(15.0)	(4.8)

Net debt	3,756	4,694	5,300	(20.0)	(11.4)

Item 5 Consolidated Results    83

The most significant factor in determining Telecom’s net interest expense over the three year period has been the level of Telecom’s net debt (defined as short and long-term debt less cash and short-term investments).

During the period from November 1999, when Telecom acquired a controlling interest in AAPT, through to June 2002, it had recorded significant cash outflows for investing activities as a result of the purchase of AAPT, the purchase of other investments (including its stakes in Sky, INL and Hutchison 3G Australia) and historically high levels of capital expenditure. This was primarily funded through increased borrowings.

Since June 2002, Telecom has recorded strong operating cash flows, reduced capital expenditure and significantly lowered cash outflows for the purchase of long-term investments. This has enabled it to make significant reductions in net debt, with a $1,544 million reduction in net debt occurring between 2002 and 2004.

The flow on effect of this has been a reduction in gross interest expense as a result of the repayment of debt and in 2004 an increase in interest income as a result of surplus operating cash flows being used to acquire short-term investments in anticipation of future term debt maturities.

The rate of reduction in net debt is expected to decrease as a result of a change in dividend policy implemented in 2004, which will see larger dividends paid out in future following an increase in the targeted dividend payout ratio set by Telecom’s Board.

Tax

	Year ended 30 June
Tax	2004	2003	2002	2004/2003 % change	2003/2002 % change
Tax expense ($m)	337	391	365	(13.8)	7.1

Effective tax rate (%)	30.8	35.4	209.8	(13.0)	(83.1)
Effective tax rate excluding the tax effect of abnormal items and tax settlements (%)	34.5	35.4	35.6	(2.5)	(0.6)

Item 5 Consolidated Results    84

Variations in reported tax expense for the three year period are the result of abnormal items and other significant items impacting tax expense, coupled with changes in underlying profit before tax.

Significant items impacting tax expense in 2004 were the gain on sale of Sky and the recovery from AOL|7 not being subject to tax. In addition, the IRD had previously issued amended income tax assessments to Telecom in respect of a transaction for the income years 1993 – 1999. Telecom disputed the assessments, but provided for the disputed tax. In 2004 Telecom reached a settlement with the IRD, which resulted in a credit to tax expense of $29 million.

In 2002, the write-down of goodwill and other AAPT assets of $850 million was not tax-effected as no deduction is expected to arise from this item. This materially impacted the effective tax rate.

Excluding these items, the effective tax rate has remained consistent across the three year period, with tax expense excluding the above significant items varying in proportion to earnings before tax. The effective tax rate excluding these significant items was higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively, due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes.

Segmental results of operations

Telecom operates an integrated business in New Zealand and a separate integrated business in Australia.

Within its New Zealand business, marketing units are organised along products and services lines. Within its Australian business, marketing units are organised based on customer segments.

Telecom had five reportable business segments at 30 June 2004:

•	NZ Wired

•	NZ Wireless

•	International

•	Australian Consumer

•	Australian Business

In previous years a sixth operating segment was reported, being NZ Internet and Directories Services. As a result of reorganisation of the New Zealand business (to better align management of service delivery for New Zealand customers), the operations of this segment have been merged into the NZ Wired segment. In the discussion of segment results that follows, prior year comparatives have been restated to reflect this change in reporting structure.

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom management monitor business unit performance based on segment earnings which is defined as earnings from operations before interest and taxation. This is not the same as earnings before income tax in the Financial Statements, as interest is not allocated to individual segments.

A breakdown of segment revenues and earnings for the three year period follows, as well as a discussion of the material factors affecting these results. This discussion should be read in conjunction with the analysis of the results of the Consolidated Results of Operations which generally analyses the results of the New Zealand and Australian operations separately.

Item 5 Consolidated Results    85

	Year ended 30 June
	2004 $m	2003 $m	2002 $m	2004/2003 % change	2003/2002 % change
Revenue from external customers
NZ Wired	3,010	2,929	2,849	2.8	2.8
NZ Wireless	688	617	588	11.5	4.9
International	157	203	285	(22.7)	(28.8)
Australian Consumer	693	670	880	3.4	(23.9)
Australian Business	794	767	897	3.5	(14.5)

Total operating segments	5,342	5,186	5,499	3.0	(5.7)

Corporate and other	38	5	38	660.0	(86.8)

Total Group Revenue	5,380	5,191	5,537	3.6	(6.2)

Segment earnings

NZ Wired [1]	1,478	1,453	1,317	1.7	10.3
NZ Wireless [1]	19	116	133	(83.6)	(12.8)
International	46	46	99	—	(53.5)

Australian Consumer	10	2	(256)	400.0	(100.8)

Australian Business	—	15	(562)	(100.0)	(102.7)

Total operating segments	1,553	1,632	731	(4.8)	123.3

Corporate and other	(125)	(136)	(144)	(8.1)	(5.6)
Interest income	27	14	17	92.9	(17.6)

Interest expense	(361)	(407)	(430)	(11.3)	(5.3)

Group earnings before income tax	1,094	1,103	174	(0.8)	533.9

[1]	In 2002, NZ Wireless charged NZ Wired for terminating calls from Wired customers on the Wireless networks and NZ Wired recharged customer service and other back office costs to NZ Wireless. As a result of increased integration of New Zealand operations, these internal charging arrangements ceased in 2003.

NZ Wired

NZ Wired provides fixed line and value added services for voice and data communications, internet access and online services, IT and communications solutions and directories publishing within New Zealand.

Operating revenues increased by 2.8% in both 2003 and 2004 driven by growth across most revenue categories partly offset by lower calling revenue as a result of competition and substitution. Most significant areas of growth were data, reflecting growth in broadband revenues, internet reflecting customer growth and the take-up of higher value services, interconnection, and solutions as Telecom expanded its capabilities in the solutions business.

Item 5 Consolidated Results    86

Segment earnings increased by 10.3% in 2003 due to reduced operating expenses and depreciation, coupled with the revenue growth described above. Operating expenses decreased across all categories as a result of operating efficiencies, while depreciation expense decreased in line with a declining asset base.

Segment earnings increased 1.7% in 2004, as a 4.5% increase in operating expenses partially offset the growth in revenue. The growth in operating expenses reflected higher labour, cost of sales and other miscellaneous operating costs due to investment in the solutions business, broadband growth and further investment in customer service capability.

NZ Wireless

NZ Wireless provides wireless voice and data services in New Zealand.

NZ Wireless’ operating revenue grew 11.5% in 2004, following growth of 4.9% in 2003. Growth principally reflects growth in data and other mobile revenues, driven by increased text messaging volumes, an increasing proportion of the customer base on the CDMA network, and in 2004 increased connections and higher handset sales revenue.

2004 segment earnings were impacted by the $110 million charge recognised to write-down the value of the TDMA mobile network. Had this charge not been incurred, 2004 segment earnings for NZ Wireless would have increased by 11.2%, resulting from the growth in revenue partially offset by increased costs. Increased costs resulted from higher cost of sales, partly mitigated by lower depreciation expense due to a declining asset base and accelerated depreciation on a redundant wireless data platform in 2003.

2003 segment earnings decreased by 12.8% due to the removal of call termination payments from the NZ Wired segment and an increase in depreciation expense due to the abovementioned accelerated depreciation recognised in 2003.

International

This segment consists of the operations of Telecom New Zealand International, a provider of international telecommunications via a direct network to 60 international carriers and a further 200 bilateral relationships world-wide.

International revenue across the three year period reduced due to the negotiation of lower rates for the reciprocal transfer of minutes with other carriers, decreasing price per minute for transit calls and a strengthening of the New Zealand dollar against the US dollar (the currency in which the majority of International’s revenue is derived). 2002 operating revenues also included gains on the sale of network capacity and revenue from cable restoration that was not repeated in the following two financial years.

Segment earnings were stable in 2004 due to lower expenses offsetting the reduction in revenue. Expenses were lower as the reduced rates for reciprocal transfer of minutes and the strengthening New Zealand dollar resulted in lower cost of sales (offsetting the impact on revenue). Internal revenue also increased in 2004, reflecting higher rates charged to Australian segments for outbound calling traffic.

Item 5 Consolidated Results    87

Segment earnings decreased by 53.5% in 2003, principally as a result of the fact that gains on the sale of network capacity of $28 million and $6 million of revenue relating to cable restoration recorded in 2002 were not repeated in 2003. A reduction in the transit margin was the other major contributor to the decline in segment earnings.

Australian Consumer

The Australian Consumer segment includes the full range of fixed and mobile telecommunications services provided to residential and small business customers of AAPT.

Operating revenue grew 3.4% in 2004, principally reflecting higher resale and data and internet revenue, offset by a reduction in mobile revenue. Resale revenue growth was driven by the growth in the customer base. Growth in the customer base was also a factor in the growth in data and internet revenue, as well as growth in the number of customers taking bundles of products. Mobile revenue has declined largely as a result of the transfer of the “No Plans” pre-paid base to Vodafone in January 2004 and a change in marketing strategy (moving away from selling mobile as a stand-alone product).

Operating revenue decreased by 23.9% in 2003 principally due to lower resale revenue, as marketing of this low-margin activity was scaled back in 2003 and lower cellular revenue, the result of lower connection bonuses received from suppliers and payments of $12 million received in the prior year in connection with a mobile services agreement with Vodafone. Reported Australian results were also affected by an appreciation of the NZ dollar against the Australian dollar.

Segment earnings of $10 million in 2004 include a gain of $12 million representing the partial recovery on a loan to AOL|7 that was fully written down in 2002. Excluding this item, the segment would have recorded a loss of $2 million as higher depreciation and operating expenses offset the growth in revenue.

Segment earnings in 2002 included an abnormal charge of $317 million, being an allocation of a portion of the write-down of goodwill and other AAPT assets of $850 million that was recorded in 2002, as well as the $12 million charge incurred in relation to the close down of the CDMA roll-out in Australia. Excluding these abnormal items, Australian Consumer would have recorded earnings of $61 million in 2002, compared to earnings of $2 million in 2003, a decrease of $59 million (96.7%) between 2002 and 2003. Of this decrease, $32 million resulted from one-off payments and subsidies from the network services agreement with Vodafone recognised in 2002, while the remainder reflects the reduction in revenue coupled with an increase in depreciation expense.

Australian Business

The Australian Business segment includes the full range of telecommunications services (voice, data and IP) provided to AAPT’s business, corporate, government and wholesale customers. Also included are the telecommunications services provided by TCNZA to corporate customers.

Operating revenue increased by 3.5% in 2004. This increase resulted primarily from higher other operating revenue, reflecting an increase in value added services provided to major corporate customers, interconnection revenue, due to a short-term termination agreement which ceased in 2004 and calling revenue, partly offset by decreased resale and internet revenue.

Item 5 Consolidated Results    88

Operating revenue decreased 14.5% in 2003. Calling and resale were the major areas of decline, with calling revenues decreasing due to pricing pressure and resale revenues decreasing due to efforts to convert resale customers to AAPT’s own infrastructure and to exit low-value customers.

2004 segment earnings were impacted by an abnormal charge of $23 million to write-down the value of AAPT’s LMDS access network. Excluding this write-down, segment earnings would have increased by $8 million (53.3%) as a result of higher revenue coupled with stable operating expenses. Operating expenses were stable as decreased cost of sales, with more traffic using AAPT’s own infrastructure and improved rates having been negotiated with suppliers, was offset by increased labour costs and other operating expenses.

2002 segment earnings include an abnormal charge of $545 million, being the Australian Business segment’s allocation of the $850 million write-down of AAPT goodwill and other assets. Excluding this item, 2002 segment earnings would have been a loss of $17 million, compared to a profit of $15 million in 2003. This improvement in segment earnings was the result of lower expenses, due to improved cost of sales and tighter cost control.

Item 5 Consolidated Results    89

Liquidity and capital resources

Sources of liquidity

Telecom’s principal sources of liquidity are:

•	operating cash flows; and

•	external borrowing from established debt programmes and bank facilities.

Net cash flows

The following table sets forth information regarding Telecom’s cash flows and liquidity during the three year period:

	Year ended 30 June			2004/2003 % change	2003/2002 % change
	2004 $m	2003 $m	2002 $m

Net cash provided by/(used in)
Operating activities	1,681	1,566	1,351	7.3	15.9
Investing activities	(617)	(540)	(1,271)	14.3	(57.5)
Financing activities	(946)	(988)	(74)	(4.3)	1,235.1

Net increase in cash	118	38	6	210.5	533.3

Net cash provided by operating activities

The primary source of liquidity is cash generated from Telecom’s operations. Net cash from operating activities include interest received and paid, income tax paid and dividends received.

Net cash provided by operating activities was $1,681 million for 2004, an increase of $115 million from 2003. This reflected increased cash received from customers in line with growth in revenue, decreased cash payments to suppliers and employees due to an increase in accounts payable and lower interest payments compared to the prior year reflecting Telecom’s repayment of debt and resulting decrease in net interest, partly offset by increased tax paid due to increased taxable earnings. The increase in operating cash flow for 2003 compared to 2002 was almost entirely attributable to a decrease in cash payments to suppliers and employees as a result of reductions in expenses.

Net cash used in investing activities, including capital expenditure

The net cash outflow for investing activities was $617 million in 2004, an increase of $77 million from 2003. The increased outflow reflects higher capital expenditure payments described below, lower proceeds from the sale of fixed assets, the purchase of short-term investments in the current year compared to the sale of short-term investments in 2003, partly offset by movements in cash flows related to long-term investments. In 2004, Telecom received proceeds from the sale of long-term investments comprising $157 million received from the sale of Sky and a capital return of $41 million from INL. In 2003, Telecom paid A$150 million as the second and final instalment of its acquisition of the 19.9% investment in Hutchison 3G Australia Pty Limited. In 2002, Telecom made higher payments for the purchase of fixed assets, principally for the

Item 5 Consolidated Results    90

purchase of Southern Cross capacity, the completion of the CDMA network and 1xRTT upgrade and network capability in its Australian operations, acquired net short-term investments of $157 million, paid the A$250 million first instalment towards its investment in Hutchison 3G Australia Pty Limited. This was reflected in the approximately 58% increase in outflow of cash used in investing activities in 2002 compared to 2003.

Telecom’s capital expenditures for the three year period (on an accruals rather than cash basis) are set out below:

	Year ended 30 June			2004/2003 % change	2003/2002 % change
	2004 $m	2003 $m	2002 $m

New Zealand Fixed Line	348	314	232	10.8	35.3
New Zealand Mobile	68	69	138	(1.4)	(50.0)
International	68	108	171	(37.0)	(36.8)
Total New Zealand Operations	484	491	541	(1.4)	(9.2)
Australian Operations	101	83	210	21.7	(60.5)
Corporate and Other	23	26	27	(11.5)	(3.7)

Total Telecom Group	608	600	778	1.3	(22.9)

Total capital expenditure in 2004 was stable compared to 2003. Within New Zealand operations, decreased purchases of Southern Cross capacity were offset by increased capital expenditure on new network and IS capability in the fixed line business.

Total capital expenditure in 2003 decreased 22.9% from 2002. The largest decrease was in the Australian operations, where expenditure on new network capability decreased significantly as AAPT reduced the construction of new infrastructure to focus on increasing the utilization of existing infrastructure. There were also lower Southern Cross purchases in 2003 and lower mobile expenditure as a result of the completion of the CDMA project in 2002.

As at 1 December 2004, Telecom expects total capital expenditure of approximately $650 million in respect of the year ended 30 June 2005. Of this amount approximately $370 million relates to NZ Wired, $110 million to NZ Wireless, $40 million to International, (total New Zealand operations $520 million), $110 million to Australian Operations and $20 million to Corporate and Other. It is expected that these will be financed from operating cash flows. There may be some upward pressure on the total capital expenditure due to the EV-DO build-out and capital expenditure associated with new contracted revenue, primarily in the Solutions business.

Management believes Telecom’s net cash flows to be generated from operations and its existing available borrowings will be sufficient to fund Telecom’s expected capital expenditure, working capital and investment requirements for fiscal 2005.

Item 5 Consolidated Results    91

Net cash flow used in financing activities

The net cash outflow for financing activities in 2004 was $946 million, a decrease of 4.3% compared to 2003. The decrease in financing cash outflows was due primarily to decreased repayment of debt, partly offset by an increase in the dividend paid reflecting a revised dividend policy. In 2003, $702 million of debt was repaid, comprising repayment of $457 million of short-term debt and a net repayment of $245 million of long-term debt. In 2004, total repayments were $614 million, comprising $54 million of short-term debt and $560 million of long-term debt. Dividends paid in 2004 increased by $60 million or 21.0%.

In 2002, term debt was raised rather than repaid as in the following two years (with net additional term borrowings of $828 million in 2002), resulting in the significantly lower cash outflow for financing activities in 2002.

Working capital

Telecom’s current liabilities are typically in excess of its current assets, in common with other international telecommunications companies. Telecom had negative working capital of NZ$228 million at 30 June 2004, NZ$374 million at 30 June 2003 and NZ$956 million at 30 June 2002. Telecom defines its working capital as the difference between current assets and current liabilities. It believes that its negative working capital position does not create a liquidity risk because it can delay the timing of Telecom’s discretionary capital expenditure should cash inflows from its diverse customer base diminish at any point in time. Also, Telecom’s commercial paper programs and standby bank lines provide it with additional sources of liquidity should the need arise.

In 2004, the small improvement in working capital from 2003 reflected increased holdings of cash and short-term investments, partially offset by an increase in debt due within one year. The improvement in working capital in 2003 compared to 2002 reflected a reduction in debt due within one year of $632 million as surplus operating cash flows were utilised to repay short term debt and the maturing portion of long term debt.

External borrowings and funding sources

Cash and short-term investments

Telecom’s cash and short-term investment balances are shown in the table below:

	As at 30 June			2004/2003 % change	2003/2002 % change
	2004 $m	2003 $m	2002 $m
Cash	238	120	82	98.3	46.3
Short-term investments	247	64	230	285.9	(72.2)

	485	184	312	163.6	(41.0)

Item 5 Consolidated Results    92

Cash represents deposits with financial institutions available on call or with an original maturity of less than three days, less bank overdrafts. Short-term investments are held with financial institutions and have an original maturity of less than six months. In practice a large proportion of short-term investments have a maturity of thirty days or less. Of the total balance at 30 June 2004, 81% was held in New Zealand dollars. The remainder was held by offshore subsidiaries primarily for their own liquidity purposes, with significant balances being maintained in Australian dollars, US Dollars and British pounds.

The reduction in cash and short-term investments from 2002 to 2003 resulted from the use of these balances to repay short-term debt. In 2004 only a small amount of short-term debt remained for repayment, accordingly surplus cash flows caused cash and short-term investments to increase. These balances will subsequently be utilised to repay maturing long-term debt.

Telecom’s general liquidity policy is to maintain unutilised committed facilities and or liquid resources (comprising cash and short-term investments) of 100% of the next 12 months’ funding requirements.

Debt – General

At 30 June 2004, Telecom had total borrowings amounting to NZ$4,241 million (net of unamortized borrowing costs). All of Telecom’s debt is issued on an unsecured basis. The maturity profile of Telecom’s debt is set out in note 16.

Net debt was NZ$3,756 million at 30 June 2004, a reduction of NZ$938 million from net debt at 30 June 2003 of NZ$4,694 million (net debt is defined as total debt less cash and short-term investments). The decrease reflects a reduction in net debt, as surplus operating cash flows have been applied to debt reduction and the purchase of short-term investments (which in turn will be used to retire long-term debt as soon as this becomes due). Telecom anticipates further reduction in debt given the strength of its operating cash flows and as a result may, from time-to-time, repurchase some of its existing long-term debt prior to its scheduled maturity.

Telecom has a number of established debt programmes that offer the ability to access various markets depending on investor demand. The debt programmes include the following:

•	US$2 billion Euro Medium Term Note Programme, under which, at 30 June 2004, there was NZ$3,069 million outstanding;

•	A$1.5 billion Short-Term Note and Medium-Term Note Programme. The amount on issue at 30 June 2004 amounted to the equivalent of NZ$55 million;

•	An undrawn US$1 billion Euro-Commercial Paper programme;

•	An undrawn NZ$500 million Note Facility;

•	An undrawn NZ$200 million Asian Commercial Paper Programme.

Telecom currently has standby lines totalling US$400 million (approximately NZ$600 million) comprising a US$240 million 3 year facility (expiring July 2006) and a US$160 million 3 year facility (expiring August 2007). The committed bank standby facilities include same day availability of funds amounting to US$128 million. Both facilities are readily available for drawdown by Telecom. The committed bank standby facilities have no material adverse change clauses or rating triggers. At 30 June 2004, no amounts had been drawn under these facilities.

Item 5 Consolidated Results    93

Two of Telecom’s existing Euro Medium Term Notes issues (a GBP200 million issue maturing December 2008 and a US$250 million issue maturing December 2011) have pricing triggers in the event of a rating downgrade. These triggers would require Telecom’s long-term ratings from Standard & Poor’s/Moody’s to fall below A-/A3 before increased interest rates would apply. Rating downgrades may also impact the cost and availability of future new borrowings.

Telecom has a tranche of Euro Medium Term Notes totalling NZ$718 million maturing on 19 April 2005. It is anticipated that this debt will be repaid utilising a combination of the NZ$485 million of cash and short-term investments on hand at 30 June 2004, surplus operating cash flows generated between 30 June 2004 and 19 April 2005 and the proceeds of new term borrowings.

On 15 November 2004 Telecom announced that it had reached agreement to repurchase NZ$150 million of NZ$300 million of convertible notes issued to Microsoft Corporation in May 2001.

In addition, Telecom has access to three committed bank overdraft facilities, two for up to NZ$10 million each and the third for up to A$40 million. The bank overdraft facilities are readily available for drawdown by Telecom. At 30 June 2004, no amounts had been drawn under these facilities.

A number of banks both in New Zealand and Australia provide Telecom with uncommitted bank facilities. These facilities provide Telecom the ability to borrow funds on a short-term basis at the discretion of the particular bank. At 30 June 2004 no amounts had been drawn under these facilities.

Telecom’s future borrowing requirements are dependent on revenue receipts, capital expenditure requirements, distributions to shareholders, taxation payments, servicing and repayment of existing debt and other business requirements as determined from time to time. There is no particular seasonality as to borrowing requirements.

Credit Ratings

In June 2004, Telecom’s long-term credit ratings were a Standard & Poor’s rating of A, a Moody’s Investors Service’s rating of A2 and a Fitch Ratings of A. All these major ratings agencies have assigned a stable outlook on their respective rating. Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.

In determining the appropriate level of dividend pay-out Telecom’s Board has taken account of the interests of shareholders and debt holders, the potential impact on the Company’s credit ratings and the expected capital requirements for the business. The Board is committed to Telecom maintaining an “A” credit rating and the distribution policy is designed to ensure this objective is met. As a guide, the Board would expect Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

The level of future shareholder distributions will continue to be reviewed in the context of the risks associated with Telecom’s financial performance, macroeconomic conditions and maintenance of the “A” rating.

Item 5 Consolidated Results    94

Treasury management policies

Telecom manages its treasury activities through a Board approved treasury constitution consisting of treasury governance and policy frameworks.

Telecom is exposed to foreign currency fluctuations through borrowing in foreign currencies, making capital and operating expenditure purchases in foreign currencies and operating in the wholesale international telecommunications market, as well as through the impact that foreign currency fluctuations have on reported results of foreign subsidiaries.

Telecom generally funds all or a portion of its significant offshore investments in the currency of the investment. AAPT is partly funded in Australian dollars, while the investment in Southern Cross is funded in US dollars. Other than these borrowings that remain in foreign currencies and are matched against foreign denominated assets, foreign currency borrowings are hedged at inception into New Zealand dollars using cross currency interest rate swaps. Telecom also hedges its foreign currency purchases forecast for the next 12 months and hedges the next balance sheet position in its international operations.

For further details of Telecom’s exposure to foreign currency fluctuations and its related use of derivatives refer Item 11 “Quantitative and Qualitative Disclosure about Market Risk” and notes 16 and 18.

Telecom’s long-term debt is generally subject to fixed foreign currency interest rates. In order to eliminate foreign currency exposure and interest rate exposure, at inception, Telecom hedges these borrowings using cross currency interest rate swaps and interest rate swaps that result in Telecom’s debt effectively being subject to fixed New Zealand dollar interest rates. Other than NZ$55 million of Australian commercial paper, all Telecom’s debt at 30 June 2004 was subject to fixed interest rates.

For further details of Telecom’s exposure to interest rate risk and its related use of derivatives refer Item 11 “Quantitative and Qualitative Disclosure about Market Risk” and notes 16 and 18.

Item 5 Off-Balance Sheet arrangements    95

Cash requirements and commitments

Set out in the table below are Telecom’s contractual obligations and other commercial commitments as at 30 June 2004.

Contractual obligations	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$m	$m	$m	$m	$m
Short-term debt	55	55	—	—	—
Long-term debt (a)	4,186	748	1,256	1,282	900
Operating leases	268	48	83	57	80
Southern Cross capacity(b)	24	24	—	—	—
Capital expenditure	103	103	—	—	—
Operating expenditure commitments	29	29	—	—	—
Total contractual cash obligations	4,665	1,007	1,339	1,339	980

Other commercial commitments	Amount of commitment expiration by period
	Total committed	Less than 1 year	1-3 years	4-5 years	After 5 years
	$m	$m	$m	$m	$m
Guarantees (c)	544	28	62	94	360
Contingent credit support (d)	106	N/A	N/A	N/A	N/A

(a)	Included within long-term debt are $327 million of capital notes that may be redeemed either in cash or by the issuance of Telecom shares at the option of the issuer. Also included within long-term debt are $300 million of convertible notes which the holder may elect on maturity to have repaid or to be converted into Telecom shares. In November 2004, Telecom repurchased and cancelled $150 million of these convertible notes (which were not originally due to mature until 2008) as part of its overall liability management activities. This classification of the notes in the table above is based on their original contractual maturity.
(b)	Commitments are denominated in US dollars and amount to US$12 million within one year. Telecom has fixed the NZ dollar value of these payments using forward foreign exchange contracts. The NZ dollar figures above are based on the locked-in forward exchange rate.
(c)	Guarantees principally consist of cross border lease guarantees in respect of certain telecommunications asset sale and leaseback transactions. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transactions. The amount disclosed above is the maximum exposure under the guarantees, however, Telecom believes that the likelihood of losses in respect of these matters is remote.

Item 5 Off-Balance Sheet arrangements    96

(d)	Telecom has provided contingent credit support for up to US$67 million (at 30 June 2004) as part of a restructure by Southern Cross of its senior debt facility on 30 April 2003 in favour of the senior bank syndicate. This contingent credit support is in relation to the restructured portion of Southern Cross’ indebtedness due to mature in April 2008. The contingent credit support will reduce as further market sales are made by Southern Cross and applied toward the repayment of the senior debt. The NZ dollar equivalent figures presented in the table above are based on the rate of exchange at 30 June 2004.

Off-Balance Sheet arrangements

Telecom does not have any off-balance sheet arrangements, as such term is defined for the purposes of Item 5.E of Form 20-F, that have or are reasonably likely to have a current or future effect on Telecom’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, except with respect to Southern Cross, which is discussed below.

Southern Cross

Telecom currently holds a 50% interest in the Southern Cross Cable Network (“Southern Cross”). The other shareholders are affiliates of SingTel Optus Pty Limited (39.99%) and MCI (10.01%). Southern Cross is an independent bandwidth wholesaler established to finance, construct and maintain the cable network, and to market network capacity.

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 30 June 2004, Telecom held Southern Cross capacity with a book value of approximately NZ$353 million. Telecom is also contractually committed to acquire additional capacity at fixed prices totalling approximately NZ$24 million over the next six months.

Telecom has provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from Southern Cross at a book value of NZ$103 million (including accrued interest). Telecom has also provided contingent credit support of up to US$67 million in favour of Southern Cross’ senior bank syndicate.

Telecom’s contingent credit support will continue to reduce as additional market sales are made, or other amounts are applied, by Southern Cross towards the repayment of the portion of Southern Cross’ senior bank debt secured by the contingent credit support. Telecom will earn support fees, payable by Southern Cross, commensurate with its level of contingent credit support.

As at 30 June 2004, Southern Cross was capitalised via US$30 million of shareholder’s equity and had US$120 million of shareholder advances and US$184 million of senior bank debt. Southern Cross also held cash reserves of approximately US$93 million. Southern Cross expects to collect up to US$94 million from scheduled receipts against previously committed capacity sales. There are restrictions on Southern Cross’ ability to make distributions to shareholders while the senior bank debt remains in place.

Item 5 Off-Balance Sheet arrangements    97

NZ GAAP

Under NZ GAAP, Telecom does not control Southern Cross therefore it is not consolidated but treated as an investment in an associate. Telecom made an initial equity investment of US$15 million in Southern Cross, which has since been written down to nil value in accordance with equity accounting rules as a result of dividends paid by Southern Cross in March 2001.

US GAAP

FASB Interpretation Number (FIN) 46R “Consolidation of Variable Interest Entities” was issued by the US Financial Accounting Standards Board in December 2003 and applies to Telecom’s reconciliation to US GAAP for the first time as at 30 June 2004. FIN 46R defines a variable interest entity, or VIE, as an entity that has insufficient equity to absorb “expected losses” (a probability-based measure of potential negative variances from expected results). FIN 46R requires an enterprise to consolidate a VIE if it holds variable interests, that is, equity, subordinated debt and other subordinated financial support, that would absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s residual returns, or both.

Southern Cross is considered to be a VIE under FIN 46R. By virtue of the fact that Telecom has provided a majority of the contingent credit support (which is considered to be a variable interest) in addition to providing 50% of Southern Cross’ equity and subordinated debt, Telecom is considered to hold variable interests that would absorb greater than 50% of Southern Cross’ losses.

Telecom therefore has consolidated Southern Cross for the purposes of reconciling to US GAAP. The impact of consolidation on the Group’s assets and liabilities is set out in Note 28 (o) of the financial statements.

Item 5 Off-Balance Sheet arrangements    98

Item 6. Directors, Senior Management and Employees

Directors

The business and affairs of Telecom are managed under the direction of the Board. The Board is elected by the shareholders of the Company.

Director independence

Board independence requirements

From 1 July 2003 the Board Charter required that a majority of directors be independent as defined in the Board Charter. In order for a director to be considered independent:

•	the director must not serve on the Board for a period which could reasonably be perceived to interfere with the director’s ability to act in the best interests of Telecom; and

•	the Board must affirmatively determine that the director does not have a material relationship with Telecom (other than solely as a consequence of being a director).

The Board Charter specifies that a “material relationship” includes:

•	a direct (including acting as an executive director) or indirect interest or relationship that could reasonably influence in a material way the director’s decisions in relation to Telecom;

•	a situation occurring after 1 July 2003, whereby the director or a director’s immediate family member, in the past three years (and for the avoidance of doubt, in no case before 1 July 2003):

•	is an employee (or in the case of the family member an executive officer) of Telecom;

•	receives more than NZ$150,000 per annum direct compensation from Telecom or a company within the Telecom Group (other than directors’ fees, Committee members fees or retirement payments);

•	is affiliated with or in the case of a family member employed in a professional capacity by Telecom’s present or former Auditor, is employed as an executive officer by a company which has a remuneration committee on which a Telecom executive officer sits;

•	is employed by, or in the family member’s case that person is employed as an executive officer of, another company that makes payments to or receives payments from Telecom, that in any fiscal year exceed 2% of that company’s consolidated revenue or NZ$2 million.

•	a relationship as a principal of a material professional adviser, a material consultant to Telecom or an employee materially associated with the service provided, or employed in an executive capacity by Telecom at any time within the past three years;

•	a relationship as a material customer or supplier of Telecom (including as a director or officer of the customer or supplier) or a party to a material contract with Telecom;

•	a relationship as a substantial security holder of Telecom or an associated person of that substantial security holder (other than solely as a consequence of being a director of Telecom);

Item 6 Directors Senior Management and Employees    99

•	a relationship (other than in the capacity as a director of Telecom) with Telecom or a substantial security holder of Telecom or between an associated person of Telecom or the substantial security holder, and by virtue of which the director or any associated person of the director has derived or is likely to derive, in Telecom’s current or next financial year, 10% or more of his, her or its annual revenue during such financial year.

When considering whether a relationship is “material” the Board will consider the materiality to each of Telecom, the director and the person or organisation with which the director is related (e.g. the customer, supplier or adviser).

Whilst the Board has not set materiality thresholds it will consider all relationships on a case by case basis, and as a general policy would consider a threshold of 5% to be relevant in determining materiality. Relationships will be considered from the perspective of both Telecom and the customer or supplier.

At its October 2004 Board Meeting the Board resolved, based on information provided by directors regarding their interests, that all directors on the Board at that time, except Roderick McGeoch and Theresa Gattung, are independent.

The Board considered that although Roderick Deane has previously been Chief Executive Officer of Telecom, more than three years has elapsed since his resignation and it is appropriate for him to now be regarded as independent.

Michael Tyler is Managing Director and a Senior Partner of Tyler & Company. During 2001 and 2002, Tyler & Company provided consulting services to Telecom in relation to specific projects. At no time during that period did Mr Tyler have any involvement in the work undertaken by Tyler & Company. The Board does not consider that Mr Tyler’s relationship with Tyler & Company precludes Mr Tyler from being regarded as independent. Tyler & Company provided no consulting services to Telecom during the year ended 30 June 2004. Tyler & Company will not be providing consulting services to Telecom in the future, for so long as Mr Tyler is a Director, due to Telecom’s independence requirements.

The Board considers that Roderick McGeoch’s role as Chairman of Saatchi & Saatchi’s trans-Tasman Advisory Board could preclude Mr McGeoch from being reasonably perceived as independent. Saatchi & Saatchi supplies services to Telecom on arms’ length commercial terms and does not derive revenue from Telecom by virtue of Mr McGeoch’s Chairmanship of Saatchi & Saatchi’s trans-Tasman Advisory Board. In addition decisions relating to the selection of advertising agencies are delegated to the Chief Executive Officer. Further, Mr McGeoch has no involvement in the selection of service providers in this area and has no ability to influence decisions on such matters. However as Telecom is a material customer of Saatchi & Saatchi, Mr McGeoch may not be perceived as independent. For that reason, the Board has determined him not to be independent under the Board Charter.

Robert McLeod resigned as Chairman of Ernst & Young Limited, or Ernst & Young, effective 30 September 2004. The Board does not consider that Mr McLeod relationship with Ernst & Young precludes him from being regarded as independent. Whilst Ernst & Young has in the past three years provided consulting services to Telecom, at no time have the fees for those services exceeded 5% of annual revenue from either a Telecom or Ernst & Young perspective, therefore, Telecom does not consider these fees to be material under the independence test contained in the Board Charter. In addition, Mr McLeod has not been involved in the provision of those services.

Item 6 Directors Senior Management and Employees    100

Theresa Gattung is Telecom’s Chief Executive Officer, therefore the Board does not consider her to be independent under the Telecom Board Charter.

The Board will review any determination it makes as to a director’s independence on becoming aware of any information that indicates the director may have a relevant material relationship with Telecom. For this purpose, directors are required to ensure that they immediately advise of any new or changed relationships to enable the Board to consider and determine the materiality of the relationship.

Audit and Risk Management Committee independence requirements

All members of the Audit and Risk Management Committee must be independent (in accordance with the Board Charter criteria) and be financially literate. In addition, committee members (and their family members and entities to which they are related) cannot receive (directly or indirectly) any compensation, or consulting, advisory or other fees from Telecom (other than those relating to their services as committee and Board members or which are retirement payments) made under the Telecom constitution.

At 30 June 2004 the Audit and Risk Management Committee comprised Paul Baines (Chairman), Roderick Deane, John King and Michael Tyler. John King and Michael Tyler have since retired from the committee.

The current composition of the Audit and Risk Management Committee is Paul Baines (Chairman), Roderick Deane, Wayne Boyd and Robert McLeod. The members of the Audit and Risk Management Committee are all independent non-executive members of the Board.

Board Committees

The current standing Committees of the Board are the Audit and Risk Management Committee, the Human Resources and Compensation Committee and Nominations and Corporate Governance Committee. All Committees consist entirely of non-executive directors and a majority of independent directors, other than the Audit and Risk Management Committee which is required to comprise only independent directors. All directors are entitled to attend Committee meetings. See below for the current membership of these Committees.

The Audit and Risk Management Committee’s role is to assist the Board in its oversight of both the integrity of the financial reporting and the risk management framework. The Committee also ensures the independence of the external auditors. The Audit and Risk Management Committee’s responsibilities include:

•	being the formal channel of communication between the Board and senior financial management and external audit and providing a structured reporting line for internal audit;

•	reviewing the external financial reporting and then recommending, if appropriate, the Board adopt the external financial reporting;

•	assessing the adequacy of internal controls after consultation with external and internal auditors;

•	reviewing the certifications relating to internal controls required by the jurisdictions in which Telecom is listed;

•	considering and, if appropriate approving, major accounting policy changes;

Item 6 Directors Senior Management and Employees    101

•	ensuring that policies and processes exist to effectively identify, manage and monitor principal business risks and reviewing Telecom’s risk profile;

•	appointing the external Auditors in accordance with the external audit independence policy, subject to shareholder approval annually confirming the appointment of the external Auditors;

•	establishing the external Auditors fees, subject to shareholder approval and terminating the appointment of the external Auditor, as appropriate;

•	ensuring that the lead, engagement and concurring audit partner are rotated every five years;

•	pre-approving all audit and related assurance services (which would include non-audit services if any) provided by the external Auditors;

•	annually assessing and confirming to the Board the independence of the external Auditors;

•	monitoring and reviewing the performance of internal audit;

•	reviewing the performance of external audit by reviewing the external Auditors fees, terms of engagement and external audit work plan;

•	annually reviewing the external Auditors report which includes a description of the relationships between Telecom and the external Auditors, material written communications between the external Auditors and management, Telecom’s internal control procedures and critical accounting policies relating to external financial reporting.

The Human Resources and Compensation Committee’s role is to assist the Board in overseeing the management of the human resources activities of Telecom. The Committee’s responsibilities include:

•	reviewing the current remuneration and human resources strategy, structure and policy for Telecom and reviewing remuneration practices to ensure that they are consistent with such policies;

•	overseeing Telecom’s recruitment, retention and termination policies and procedures for senior management;

•	making recommendations to the Board with respect to senior executive incentive remuneration plans, share option plans, employee share ownership plans and other employee benefits;

•	overseeing succession planning for senior management and the Chief Executive Officer;

•	reporting to the Board the Committee’s recommendations regarding the evaluation of the Chief Executive Officer and the content of the key performance objectives of the Chief Executive Officer;

•	reviewing the Chief Executive Officer’s performance evaluation of direct reports and approving their remuneration and/or any variation to their terms of employment;

•	reviewing and approving the compensation arrangements for the Chief Executive Officer;

•	approving the appointment and termination of the Chief Executive Officer’s direct reports (except for the Chief Financial Officer and Group General Counsel);

•	recommending to the full Board the remuneration of directors.

The Nominations and Corporate Governance Committee’s role is to identify and recommend to the Board nominations for members of the Board. The Committee also develops and reviews Telecom’s corporate governance principles and makes recommendations to the Board. The Nominations and Corporate Governance Committee’s responsibilities include:

•	making recommendations to the Board on its size and composition;

Item 6 Directors Senior Management and Employees    102

•	reviewing the criteria for the selection of directors and recommending to the Board appropriate candidates for nomination;

•	overseeing the performance evaluation of the Board and reviewing Board succession planning;

•	developing and amending Telecom’s corporate governance principles and making recommendations to the Board.

Committee composition and director independence as at 1 December 2004

Director	Independent	Date Appointed to the Board	Audit and Risk Management Committee	Nominations and Corporate Governance Committee	Human Resources and Compensation Committee
Roderick Deane	Yes	October 1992 (appointed Chairman October 1999)	Yes	Yes	Yes
Theresa Gattung	No	October 1999	—	—	—
Paul Baines	Yes	May 1998	Yes	Yes	—
Wayne Boyd	Yes	July 2004	Yes	Yes	—
Roderick McGeoch	No	April 2001	—	Yes	Yes
Robert McLeod	Yes	July 2004	Yes	Yes	—
Patricia Reddy	Yes	December 1997	—	Yes	Yes
Michael Tyler	Yes	June 1999	—	Yes	—

The Board has determined that Dr Deane’s ability to effectively serve on Telecom’s Audit and Risk Management Committee is not impaired by his membership of the audit committees of Woolworths Limited and Australia and New Zealand Banking Group Limited and his ex officio membership of the audit committees of ANZ National Bank Limited and Fletcher Building Limited.

Executive sessions

The Board has regularly scheduled executive sessions from which management and the Chief Executive Officer absent themselves. Dr Deane as Chairman, chairs these sessions.

Director retirement

The Board may appoint directors to fill casual vacancies that occur or to add additional persons to the Board up to the maximum number (currently 12) prescribed by Telecom’s constitution.

The directors (other than the managing director, which in the case of Telecom, is the Chief Executive Officer) may not retain office for more than three years, or past the third annual general meeting following the director’s appointment, without offering themselves for re-election. At the annual meeting each year, at least one-third of the directors (other than the managing director) must retire from office. The directors to retire by rotation are those who have been longest in office. Any director appointed to the Board during the year to fill a casual vacancy is also required to stand for re-election at the annual meeting immediately following their appointment.

Item 6 Directors Senior Management and Employees    103

At least one-half of the Board must be New Zealand citizens (as defined in Telecom’s constitution).

The directors have no fixed term of office but are subject to the retirement provisions of the constitution summarised above. In addition the constitution specifies that directors must retire on reaching the age of 70 years. As a matter of policy the Board has agreed that no director appointed after 1 July 2003 should remain a director for more than six years (or two terms) following their first election (or re-election if initially appointed by way of casual vacancy) by shareholders unless the Board determines otherwise. Where a director is coming to the end of such a period, the Board will consider whether or not the director should be invited to stand for re-election for a further three year term. In the case of existing directors the policy will be applied from the date of their next re-election after 1 July 2003. Retirement allowances will only be paid to directors appointed prior to 1 May 2004. See “Item 10 - Remuneration”.

Board composition

During the year Robert McLeod and Wayne Boyd were each appointed by the Board to fill casual vacancies. On 30 September 2004, John King and Lindsay Pyne retired from the Board.

At the 2004 Annual Meeting Robert McLeod and Wayne Boyd stood for re-election and Roderick McGeoch and Michael Tyler retired by rotation and stood for re-election. Shareholders voted to re-elect Robert McLeod, Wayne Boyd, Roderick McGeoch and Michael Tyler to the Board on 7 October 2004 at the Annual Meeting.

As of 1 December 2004, the directors of Telecom (including the Chief Executive Officer) were as follows:

Dr Roderick Deane – Chairman

PhD, B Com (Hons), FACA, FCIS, FNZIM, Honorary LLD

Dr Deane is Chairman of Fletcher Building Limited, the ANZ National Bank Limited, Te Papa Tongarewa (the Museum of New Zealand) and the New Zealand Seed Fund. He is a director of Australia and New Zealand Banking Group Limited, and Woolworths Limited (Australia). Dr Deane is Patron and on the Board of Governance of IHC Inc., Chairman of the City Gallery Wellington Foundation and has an active interest in promoting the arts and music.

In the past Dr Deane has been involved in the executive branch of the New Zealand Government as Chairman of the State Services Commission, Deputy Governor of the Reserve Bank of New Zealand and an Alternate Executive director of the International Monetary Fund. He was also Chief Executive of Electricity Corporation of New Zealand.

Ms Theresa Gattung – Chief Executive and Managing Director

LLB BMS(Hons)

Ms Gattung became Chief Executive Officer and Managing Director in October 1999. She had previously been Group General Manager Services and before that General Manager, Marketing. Before joining Telecom in 1994, Ms Gattung was Chief Manager, Marketing for Bank of New Zealand Limited, and previously held executive positions with National Mutual and Television New Zealand Limited. Ms Gattung is also currently a director of Independent Newspapers Limited.

Item 6 Directors Senior Management and Employees    104

Ms Gattung graduated with a Bachelor of Laws (LLB) from Victoria University in 1987 and a Bachelor of Management Studies (Honours, with majors in Economics and Marketing) from the University of Waikato in 1983.

Mr Paul Baines

BCA, CA, MPP

Mr Baines is a director of Fletcher Building Limited, Gough, Gough and Hamer Limited, Greenstone Fund Limited, the Reserve Bank of New Zealand and the New Zealand Institute of Economic Research Inc. Mr Baines was formerly Chief Executive Officer of Credit Suisse First Boston New Zealand and before that held a number of senior positions at sharebroking and investment banking firm Jarden & Co.

Mr Baines has a significant background in financial and strategic management and has wide experience as a professional director of several New Zealand organisations.

Mr Wayne Boyd

LLB (Hons)

Mr Boyd is a director of Tru-Test Corporation Limited and Forsyth Barr Group Limited. He is also Chairman of Freightways Limited, Ngai Tahu Corporation Holdings Limited and Auckland International Airport Limited. In addition Mr Boyd is a Member of the Advisory Board of Fairfax New Zealand Limited.

Mr Boyd is a company director with a background in law and merchant banking. In the past Mr Boyd was employed by Bancorp Holdings Limited. He was also Chairman of the South Island Interim Development Group which was charged with the establishment of Meridian Energy Limited. Mr Boyd has been involved in community organisations as a director of Sports and Recreation New Zealand and Chairman of both New Zealand Blood Service Limited and the New Zealand Hockey Federation.

Mr Roderick McGeoch

LLB

Mr McGeoch plays a leading role in business, the legal profession and sports administration, as well as providing direction and support to a range of community and welfare organisations.

Mr McGeoch is Chairman of the Boards of Sky City Entertainment Group Limited, Pacific Healthcare Australia Limited, Frontiers Group (Australasia) Limited and the trans-Tasman Advisory Board of Saatchi & Saatchi Limited. He is also a member of the New South Wales Board of Advice of Aon Risk Services Limited, Ambassador of Cleanevent International Pty Limited and a Trustee of the Sydney Cricket and Sports Ground Trust. He is also a director of Ramsay Health Care Limited, LIPA Pharmaceuticals Limited, Frontiers Group (International) Limited and Gullivers Travel Group Limited.

Mr McGeoch has significant experience as a solicitor and company director. Until 30 June 2004 he was Chairman Emeritus of the Board of Corrs Chambers Westgarth, one of Australia’s largest law firms. Mr McGeoch led Sydney’s bid to host the 2000 Olympic Games as Chief Executive of Sydney Olympics 2000 Bid Limited and served on the Board of the Organising Committee for the Sydney Olympic Games.

Item 6 Directors Senior Management and Employees    105

Mr Robert McLeod

BCom, LLB

Mr McLeod is currently Chairman of the New Zealand Business Roundtable and in the past has been a Councillor and Member of the Executive Board of the Institute of Chartered Accountants of New Zealand.

Mr McLeod is currently a director of Sky City Entertainment Group Limited, Tainui Group Holdings Limited and a Member of the Steering Committee for the 2005 Hui Tuamata. Mr McLeod has also been appointed a director of ANZ National Bank Limited and Gullivers Travel Group Limited.

Mr McLeod has wide business experience, a strong reputation across many areas and a background in law and accountancy. Mr McLeod retired as Chairman of Ernst & Young Limited on 30 September 2004. In the past Mr McLeod was a partner with Peat Marwick, McLeod Lojkne Associates and was previously Managing Partner at Andersen New Zealand. In the past Mr McLeod’s appointments include being a Commissioner of the Treaty of Waitangi Fisheries Commission, Chairman of the Tax Review 2001 and a Member of the Ministerial Taskforce on Tertiary Education.

Ms Patricia Reddy

LLM (Hons) F Inst D.

Ms Reddy is currently Deputy Chairman of Sky City Entertainment Group, a director of Active Equities Limited and a member of NZX Discipline. She is also involved in the administration of arts and community organisations and is a Trustee of the Sky City Community Trust, the New Zealand International Festival of the Arts, the Victoria University of Wellington Art Collection Trust and is a member of the Adam Art Gallery Advisory Board.

Ms Reddy has a significant background in legal and commercial roles and has had experience over the past 17 years as a director of a range of different New Zealand companies. She has also been involved in the governance and administration of numerous arts and community organisations. Previously Ms Reddy has been Group Legal Counsel and then Group Manager – Special Projects at Brierley Investments Limited during the period 1987 - 1998 before which she was a partner in law firm Rudd Watts & Stone and a lecturer in the Law Faculty at Victoria University of Wellington.

Mr Michael Tyler

MA

Mr Tyler is Managing Director and Senior Partner of London-based professional services firm Tyler & Company, which provides advisory and analytical services in the telecommunications, media and electronic commerce fields.

Mr Tyler has 31 years experience in telecommunications, media and electronic commerce. Before founding Tyler & Company, Mr Tyler was a Senior Partner and director at Putnam, Hayes & Bartlett Inc., where he headed the telecommunications consulting business, and before that, he led the United States telecommunications practice as a Partner and Vice-President at Booz,

Item 6 Directors Senior Management and Employees    106

Allen & Hamilton Inc. Mr Tyler started his telecommunications career at British Telecom in 1972 and has worked in the advisory, research, educational and venture investments fields since 1976.

Executive officers

None of the executive officers have fixed term contracts.

As at 1 December 2004, the executive officers of Telecom (except the Chief Executive Officer) were as follows:

Mr Marko Bogoievski – Chief Financial Officer

BCA MBA

Mr Bogoievski joined Telecom in May 2000. He has held a number of senior financial, operational and sales roles with Lion Nathan Limited, Ansett Australia Pty Limited, Elders Finance Limited and PricewaterhouseCoopers. The Corporate Finance Group he manages provides strategic and financial information, analysis and advice to help maximise shareholder value. He is also responsible for overseeing group strategy and has executive responsibility for the international operating division and representing Telecom’s interests as a director on the boards of Sky Network Television Limited and Hutchison 3G Australia Pty Limited. He is a director of Telecom New Zealand Limited and various other Telecom subsidiaries. Mr Bogoievski graduated with a Bachelor of Commerce and Administration from Victoria University (Wellington) and holds a Master of Business Administration from the Harvard Graduate School of Business.

Mr Philip King – Group General Manager Corporate Affairs

BCA C.A.

Mr King was appointed to the position of Group General Manager Corporate Affairs in December 2002. Corporate Affairs is responsible for issues management strategy and communications with stakeholders. Prior to this role, Mr King was Telecom’s General Manager Finance and before that he was the Telecom Investor Relations Manager. Before joining Telecom, Mr King worked for seven years for National Australia Bank Limited. He held a variety of positions mainly within the corporate banking division and worked in New Zealand, the United Kingdom, and Australia. He holds a Bachelor of Commerce and Administration degree from Victoria University (Wellington) and is a Chartered Accountant.

Ms Patricia McEwan – Group General Manager Human Resources

BA (Lancaster) PGDipBus

Ms McEwan was appointed Group General Manager Human Resources in February 2002. Human Resources is responsible for recruitment, performance management, remuneration, employment relations, retention and development. Prior to that she was head of the Management and Leadership Assessment Practice at Korn-Ferry International, a Sydney based firm of international consultants. Ms McEwan has also been Group Human Resources director for Fletcher Challenge Limited. Ms McEwan’s career has spanned the private and public sectors in New Zealand and Australia. Ms McEwan holds a Bachelor of Arts from Lancaster University and a post-graduate diploma in Management Administration from Auckland University.

Item 6 Directors Senior Management and Employees    107

Mr Simon Moutter – Chief Operating Officer, New Zealand

BSc M.E.

Mr Moutter was appointed Chief Operating Officer, New Zealand in February 2002. Mr Moutter is responsible for Telecom’s New Zealand business which includes the New Zealand Wired and New Zealand Wireless Divisions plus the related sales and service channels and the technical operations and investment functions. He joined Telecom in September 1999 as General Manager, Network Delivery. Mr Moutter is a director of Telecom New Zealand Limited. Before joining Telecom Mr Moutter worked in various senior management positions in New Zealand, including Chief Executive Officer of Powerco Limited, General Manager of New Plymouth Energy and Station Manager at the New Plymouth Power Station. Mr Moutter has a Masters Degree in Engineering (Electrical) from Canterbury University and a Bachelor of Science (Physics) from Massey University.

Mr Mark Ratcliffe – Chief Information Officer

BA

Mr Ratcliffe became Chief Information Officer in November 2000 - being responsible for Telecom’s corporate information technology systems, including the outsourcing partnership with EDS New Zealand Limited. He also has executive responsibility for Telecom’s New Media and Development Group, TCNZ Australia Pty Limited, Gen-i Limited and Ceritas New Zealand Limited, trading as Computerland. Prior to this appointment Mr Ratcliffe had worked as General Manager Voice and Data at Telecom. Prior to joining Telecom, Mr Ratcliffe had worked in senior accounting, IT, project management and consulting roles in England and New Zealand. Mr Ratcliffe has a Bachelor of Arts (accounting and commerce) from Huddersfield, England.

Mr Jonathan Stretch – Chief Executive AAPT

BSc

Mr Stretch was appointed Chief Executive, AAPT Limited in August 2003. Before joining Telecom he was Vice-President AT & T Business, Europe, Middle East and Africa, based in Paris. Prior to that he held several Asia Pacific positions based in Hong Kong, including Vice-President AT & T Business, Asia Pacific and General Manager, IBM Global Network, Asia Pacific. Mr Stretch holds a degree in Science (Computing Science) from the University of Melbourne.

Mr Mark Verbiest – Group General Counsel

LLB

Appointed in November 2000, Mr Verbiest oversees the provision of legal services to Telecom. In addition, he is responsible for Regulatory Strategy and Government Relations, the Company Secretariat, Risk Management, Internal Audit and Telecom Directories Limited. Mr Verbiest is a director of Telecom New Zealand Limited, TCNZ Australia Pty Limited and various other Telecom subsidiaries. He is also one of Telecom’s representative directors on Southern Cross Cables Limited. Mr Verbiest has extensive experience in securities, mergers and acquisitions, corporate and commercial and competition and trade practices law. He gained a law degree from Victoria University and was in private practice as senior partner of New Zealand law firm Simpson Grierson, focusing on major corporate advisory work, before joining Telecom.

Item 6 Directors Senior Management and Employees    108

Compensation

Director remuneration

During the year to 30 June 2004, the total remuneration paid to directors and value of other benefits received by the directors of Telecom were as follows:

Name	Total remuneration[1]		Retirement allowances accrued as at 30 June 2004[7]
Roderick Deane[2]	$402,090		$519,165
Theresa Gattung [3]	$1,999,130		—
Paul Baines[4]	$123,333		$228,889
John King	$110,000		$310,000
Roderick McGeoch[5]	$110,000 (Telecom Corporation of New Zealand Limited A$40,000 (TCNZ Australia Pty Ltd	) )	$103,333
Patricia Reddy[4]	$123,333		$228,889
Lindsay Pyne[6]	$84,478		—
Michael Tyler	$116,667		$175,926

[1]	The figures shown are gross amounts and exclude GST where applicable. Telecom meets costs incurred by directors which are incidental to the performance of their duties. This includes providing directors with telephone concessions (which can include free telephone line rental, mobile phone, national and international phone calls and online services) and paying the cost of directors travel. As these costs are incurred by Telecom to enable directors to perform their duties, no value is attributable to them as a benefit to directors.
[2]	Dr Deane’s remuneration includes medical insurance cover valued at $7,456 for the 2004 financial year and the provision of a motor vehicle valued at $44,634 for the 2004 financial year. The annual cost of the motor vehicle has been ascertained by way of a formula which includes the original purchase price of the vehicle, the annual running costs of the vehicle and the appropriate fringe benefit tax structure relating to motor vehicles. The annual cost of the medical insurance has been ascertained by a combination of the actual cost of the insurance premium plus the appropriate fringe benefit tax for such a benefit.

Dr Deane no longer receives compensation in the form of stock options or restricted shares and does not participate in a bonus or profit sharing plan; however at 30 June 2004, Dr Deane held 733,302 options which he acquired as remuneration during his term as Chief Executive Officer.

[3]	Ms Gattung does not receive directors’ fees. The amount shown in the above chart is remuneration actually received by Ms Gattung during the financial year. It does not reflect remuneration earned by her for the period. The Chief Executive Officer’s total remuneration includes a significant performance-based component which is comprised partly of share options valued using the Black Scholes methodology and other accepted option valuation methodologies. For the year to 30 June 2004 the total remuneration of $1,999,130 included share options allocated during the year having a deemed value of $385,299 (independently valued using Black-Scholes and other accepted option valuation methodologies).

No director other than Ms Gattung receives compensation in the form of stock options or restricted shares and does not participate in a bonus or profit sharing plan.

Ms Gattung’s annual performance incentive accounted for 51% of her remuneration and her share options (equity component) accounted for 14% of the amount.

[4]	Mr Baines and Ms Reddy each receive $25,000 per annum as remuneration for their roles as Chairman of the Audit and Risk Management Committee and Human Resources and Compensation Committee respectively.
[5]	Mr McGeoch was paid A$40,000 for his role as Chairman of the Board of TCNZ Australia Pty Limited in addition to his fees as director of Telecom Corporation of New Zealand Limited. The accrual for the retirement allowance shown is based on fees paid to him as a director of Telecom and does not include any calculation for fees paid to him as Chairman of the Board of TCNZ Australia Pty Limited.
[6]	Mr Pyne was appointed to the Board on 9 October 2003.
[7]	Retirement allowances are accrued based on the number of full years service and fees based in the highest paid three years of service as a non-executive director to date. It is the Board’s policy as confirmed in each director’s appointment letter, (forms of which are attached to this

Item 6 Compensation    109

report as Exhibit 4.8), that the retirement allowances of all non-executive directors in office at 1 May 2004 be grandfathered and that on the eventual retirement (or death during office) of any such non-executive director a retirement allowance be paid to that director, calculated on the following basis:

•	that there will be no eligibility for a retirement allowance unless the non-executive director has served a minimum of three years.

•	after a period of three years service that the following formula be applied in the calculation of a retirement allowance in respect of the retirement of an existing non-executive director: A/9 x B where:

A =	number of years served as a non-executive director, provided that A shall not exceed 9.

B =	sum of fees earned as a non-executive director in the 3 highest paid years as a non-executive director, the terms of such to be set out in revised letters of appointment.

At the 9 October 2003 Annual Meeting the shareholders approved the aggregate of $1,500,000 per annum as being available to be paid to Telecom’s directors for their services as directors of Telecom (but not for services as Managing Director). With effect from 1 November 2003 the annual directors fees were increased as follows:

•	for each non-executive director (excluding the Chairman) from $100,000 to $105,000;

•	an additional amount of $10,000 to each overseas based (non-New Zealand or non-Australian) non-executive director;

•	for the Chair of each of the Audit and Risk Management Committee and Human Resources and Compensation Committee, from $10,000 to $25,000;

•	for membership of a Board Committee, an amount of $10,000 (excluding the Chairman and those persons who Chair Committees).

No more than one amount for membership of a Board Committee will be paid where a director is a member of more than one Committee.

The annual base fee for any non-executive director appointed to the Board after 1 May 2004 has been set at $131,250 which is 25% above the base amounts described above. Of that fee, the incremental amount of $26,250 must be used by the director to purchase Telecom shares (as described further in “Item 10 – Number of shares required to be held by a director” below). The incremental amount is to reflect the fact that directors appointed after 1 May 2004 are not entitled to receive any retirement allowance.

No director or executive officer has a service contract with any member of the Telecom Group that provides for benefits or remuneration in the event that the service of any such director or executive officer with the Telecom Group is terminated.

All directors have signed letters of appointment with Telecom, which include a description of director duties, obligations and responsibilities, the term of directorship (as described further under the heading “Item 6 – Director retirement”), Board meeting procedures, Telecom’s procedures regarding the determination of director independence, Board induction processes, director remuneration, the insurance effected by Telecom for directors, Telecom’s share trading policy and director access to information. Forms of the appointment letters appear as Exhibit 4.8 to this report.

Item 6 Compensation    110

Chief Executive Officer remuneration

The table below shows the details of the nature and amount of each element of emolument earned by Telecom’s Chief Executive Officer, Theresa Gattung, for the year ending 30 June 2004.

	Base salary	Performance Incentive Scheme		Total Cash Remuneration	Performance Option Scheme
Theresa Gattung Chief Executive Officer and Managing Director	$1,003,831	$1,440,000	[1]	$2,443,831	$385,299

¹	In accordance with the conditions of the Performance Incentive Scheme, 50% of the after-tax amount of this figure has been used to purchase Telecom shares which have restrictive conditions attached to them.

Performance Incentive Scheme

The Performance Incentive Scheme is designed to reward Ms Gattung for achieving pre-specified target levels of performance. The target value of the incentive award is set annually by the Board and paid at target value if Ms Gattung achieves target performance in the relevant year. This amount can be adjusted up or down in line with assessed under or over-performance.

The key measure currently used in determining the amount of the incentive award is Telecom performance measured on an Economic Value Added basis. In addition to the Economic Value Added targets, the Board sets specific performance objectives against which it measures Ms Gattung’s performance. The specific performance objectives currently include financial criteria based on Telecom’s business and strategic plans and other criteria relating to corporate governance, reputation, effective leadership and management. These objectives are set at the beginning of each financial year and assessed at the end of the financial year by the Board when it makes its determination of the incentive award.

The Performance Incentive Scheme is delivered in two parts, being a 50% cash payment and 50% as fully paid ordinary Telecom shares subject to restrictive conditions. The exact number of shares to be issued each year is calculated as follows:

Number of shares issued = 50% x A/B,

Where:

A =	is the after-tax value of the incentive award determined following the end of that financial year by the Board; and
B =	is the average daily closing price of Telecom shares reported on the NZSX for the 20 business days immediately preceding the effective date of issue.

Ms Gattung has agreed to the share component of the Performance Incentive Scheme being met by payment in cash of the relevant after-tax amount to Ms Gattung and the application of that amount to the subscription for new shares.

Item 6 Compensation    111

The shares issued to Ms Gattung are not able to be sold or otherwise disposed of for a three year period following issue. Otherwise, the shares have equivalent rights, including voting rights, to shares held by all other Telecom shareholders. If Ms Gattung’s employment is terminated for cause then any shares issued under the Performance Incentive Scheme within the previous three years will be forfeited. If Ms Gattung’s employment otherwise ceases then the Board retains the discretion to remove the restrictions on disposal.

Performance Option Scheme

Under the Performance Option Scheme the Board determines, within the scope of the limit approved by the shareholders, the number of performance options granted in each year.

At the Annual Meeting in 2003 shareholder approval was obtained to grant Ms Gattung 1,500,000 options under this scheme over the following three years. Pursuant to that approval, 500,000 options were granted in November 2003 (with an effective date of 19 September 2003). In addition, a further 500,000 options were granted on 1 September 2004.

Each performance option is granted for nil cash consideration and provides the right to purchase one ordinary share in Telecom at an exercise price equal to the average daily closing price of Telecom shares reported on the NZSX for the 20 business days immediately preceding the effective date on which the options are granted.

Options are granted in two tranches. Each tranche comprises 50% of the total number of options granted and is subject to different performance hurdles. Options granted have a six year term from the date of issue and can be exercised at any time on or after the third anniversary of the date of grant if the performance hurdle in respect of that particular tranche has been met and subject to compliance with Telecom’s Insider Trading Policy and other applicable laws. Performance options granted have a six year term after which time they lapse.

The performance hurdle for one tranche is the requirement that the average daily closing price of Telecom shares reported on the NZSX for the 10 business days immediately preceding the date of testing must exceed the exercise price escalated by Telecom’s estimated cost of equity adjusted downward by the value of net dividends paid in the relevant period. The required return is determined by the Board after receipt of advice from external advisors. The cost of equity benchmark for the first allocation of options issued in November 2003, was set at 11.6% which applies for the first 12 months of the term of the options. The cost of equity benchmark for the second allocation of options issued in September 2004, was set at 11.2%.

The performance hurdle for the other tranche is that Telecom’s total shareholder return, or TSR, must exceed, over a comparable period the gross returns on the Morgan Stanley Capital International Inc., or MSCI, World Integrated Telecommunication Services Index. TSR is a combination of dividends paid since the date of grant of the option and share price movement. It is calculated with reference to the option exercise price, the average daily closing price of Telecom shares reported on the NZSX for the 10 business days immediately preceding the date of testing and net dividends paid. The MSCI World Integrated Telecommunication Services Index comprises diversified and integrated

Item 6 Compensation    112

telecommunications companies and is calculated by MSCI. This index reflects the TSR of the constituent companies and is based on gross returns i.e. share price movement and dividends paid.

Testing to determine whether the performance hurdles have been met may occur at any time on or after the third anniversary of the grant date until the options lapse.

Achievement of the performance hurdles is determined by the Board following receipt of external advice that verifies that the performance hurdle has been met for each tranche of performance options. Once the performance hurdle has been met the relevant options may be exercised at any time up to and including the lapse date.

If Ms Gattung resigns or her employment is terminated for cause then all options that have not reached the three year anniversary will lapse but she may exercise others within a 12 month period if the relevant performance hurdles have been met. If Ms Gattung’s employment otherwise ceases then the Board will have the discretion to allow her up to 12 months to exercise any options granted and to waive any related performance hurdles.

Remuneration of former Chief Executive Officer

Dr. Deane holds options as detailed under the heading “Aggregate director and officer option holdings as at 1 December 2004” below. Dr. Deane’s options were granted to him during his term as Chief Executive Officer.

Executive officer remuneration

The aggregate amount of compensation payable by Telecom in respect of executive officers as a group during fiscal year ended 30 June 2004 was $10,213,958.

The table below shows the details of the nature and amount of each element of emolument earned by the top five executives for the year ending 30 June 2004.

Name and position	Base salary[1]		Economic Value Added incentive[2]		Other[3]		Total cash remuneration		Total equity
Marko Bogoievski Chief Financial Officer		$724,322		$786,500		$0		$1,510,822		$326,887
Simon Moutter Chief Operating Officer New Zealand		$602,299		$543,000		$0		$1,145,299		$204,306
Jonathan Stretch[3] Chief Executive AAPT Limited	A$	498,290	A$	319,285	A$	9,309	A$	826,884	NZ$	358,224
Mark Verbiest Group General Counsel		$401,540		$407,000		$0		$808,540		$126,670
Mark Ratcliffe Chief Information Officer		$384,244		$315,150		$0		$699,394		$130,757

1.	Base salary is the total cost to Telecom of salary and packaged benefits (including motor vehicles and parking) received in the year to 30 June 2004 and includes fringe benefit tax as appropriate. As for other Telecom employees the above individuals and the Chief Executive Officer also receive telephone concessions which include free telephone line rental, national and international calls, mobile and online services.
2.	The amount above is the actual Economic Value Added incentive paid to the executive in relation to company and individual performance for the year ending 30 June 2004.

Item 6 Compensation    113

3.	Mr Stretch commenced his position on 25 August 2003. The dollar values associated with Mr Stretch’s remuneration are expressed in Australian dollars except for the ‘total equity’ which is shown in New Zealand dollars. In addition to the amounts shown above, Telecom reimbursed Mr Stretch for the expenses associated with his relocation from France to Australia. Mr Stretch was also paid an amount of A$10,000 to meet incidental costs associated with his move to Australia. Other remuneration refers to the superannuation contributions paid to a Superannuation Plan on behalf of Mr Stretch.

Equity-based remuneration granted during the year ended 30 June 2004

The table below shows equity based instruments granted to the Chief Executive Officer and the top five executives during the year ended 30 June 2004.

Name	Type of instrument[1]	Number granted during year	Grant date	First possible vesting date	Exercise Price
Theresa Gattung	Performance Options[2]	500,000	19 Sept 2003	19 Sept 2006		$5.01
Marko Bogoievski	Share Options Share Options Share Rights Share Rights	83,167 249,501 15,969 39,921	19 Sept 2003 19 Sept 2003 19 Sept 2003 19 Sept 2003	19 Sept 2005 19 Sept 2006 19 Sept 2005 19 Sept 2006	$ $	5.01 5.01 Nil Nil
Simon Moutter	Share Options Share Options Share Rights Share Rights	51,980 155,938 9,981 24,951	19 Sept 2003 19 Sept 2003 19 Sept 2003 19 Sept 2003	19 Sept 2005 19 Sept 2006 19 Sept 2005 19 Sept 2006	$ $	5.01 5.01 Nil Nil
Jonathan Stretch	Share Options Share Options Share Rights Share Rights Share Rights	84,245 252,734 14,603 14,603 40,438	19 Sept 2003 19 Sept 2003 19 Sept 2003 19 Sept 2003 19 Sept 2003	19 Sept 2005 19 Sept 2006 19 Sept 2004 19 Sept 2005 19 Sept 2006	$ $	5.01 5.01 Nil Nil Nil
Mark Ratcliffe	Share Options Share Options Share Rights Share Rights	33,267 99,801 6,388 15,969	19 Sept 2003 19 Sept 2003 19 Sept 2003 19 Sept 2003	19 Sept 2005 19 Sept 2006 19 Sept 2005 19 Sept 2006	$ $	5.01 5.01 Nil Nil
Mark Verbiest	Share Options Share Options Share Rights Share Rights	32,227 96,682 6,188 15,470	19 Sept 2003 19 Sept 2003 19 Sept 2003 19 Sept 2003	19 Sept 2005 19 Sept 2006 19 Sept 2005 19 Sept 2006	$ $	5.01 5.01 Nil Nil

1.	Share options granted under the Telecom Share Option Scheme comprise options to acquire fully paid ordinary shares issued by Telecom, with vesting subject to satisfying the cost of equity performance hurdle. The options have a 6 year life from the date of grant. The exercise price is the average end of day market price of Telecom’s shares reported on NZSX in the month immediately preceding the grant date.

Share rights have been granted under the Telecom Share Rights Scheme. Scheme participants are granted rights to purchase Telecom shares at a nil cost strike price. Generally rights granted under the Share Rights Scheme cannot be exercised for a three year period. A special, limited transition grant with a restricted period of two years was made to some senior individuals on 19 September 2003. This transition grant was in recognition of the changes made to the entire senior management long-term incentive remuneration structure from 2003. On the vesting of each share right, the holder is entitled to one ordinary share in Telecom.

The options and rights will be exercisable at the end of the restricted period only if the individual is still employed by Telecom, except in special circumstances.

2.	These options were granted pursuant to the Performance Option Scheme which is further described above, under the heading Chief Executive Officer remuneration.

Economic Value Added Incentive Scheme

The Economic Value Added Incentive Scheme is an integral part of Telecom’s overall approach to competitive performance-based remuneration. It is a cash-based scheme that aims to reward individuals for meeting or exceeding

Item 6 Compensation    114

individual, business group and goals that are aligned to Telecom’s strategic direction. Telecom performance is measured on an Economic Value Added basis. Economic Value Added is chosen as the key measure as it provides a good alignment to shareholder value creation.

The Board determines Telecom’s strategy and measures of success and agrees a Corporate Plan with reference to external performance benchmarks. Based on this agreed plan, targets are set at the beginning of the year with the Board assessing performance against these following the completion of the financial year. Similarly business group targets are set and assessed. Corporate and business group plans cascade down the company to form the basis of individual performance plans. These plans translate high level corporate and business group strategies and targets into individual objectives that are specific, measurable, achievable, realistic and time bound. Objectives define, manage and measure individual performance throughout the year.

The current Economic Value Added Incentive Scheme has been refined with effect from the 2004-05 year. Changes have been made to the Scheme structure to achieve greater differentiation of incentive payments and to provide for a more dynamic performance management process. The incentive design balances business performance and individual performance so that above target performance in both results in above target payments, while below target performance in either results in lower incentive payments. A greater emphasis has been placed going forward on longer-term strategic measures in the business performance component.

Long Term Incentive Schemes

Telecom also operates equity or non-cash based long-term incentive, or LTI, schemes (refer note 17 to the Financial Statements for details of the number of shares and options issued under the schemes). These are designed to ensure there is an appropriate balance between short, medium and longer-term performance objectives and to align senior management with shareholder interests. Approximately 600 senior managers currently participate in equity-based incentive schemes. Telecom’s LTI programme has two types of equity-based schemes, the Share Option Scheme and a Restricted Share Scheme.

The total number of shares, share rights and share options on issue under Telecom’s equity based incentive schemes comprised less than 2% of the total shares on issue at 30 June 2004. Further details can be found at note 18 to the Financial Statements.

Telecom Share Option Scheme

The Telecom Share Option Scheme has operated since 1994. In 2003 the number of participants was reduced significantly. In September 2003, when the annual grant took place, approximately 40 people were granted options, this number increased slightly to approximately 50 people in September 2004. This reduction in share option scheme participation was due to a change in policy and in recognition of shareholder concern about the wide use of share options. In addition, certain senior managers were given a choice as to whether they wished to participate in the Share Option Scheme or Restricted Share Scheme. From 2003 many people who previously participated in the Share Option Scheme participated instead in the Restricted Share Scheme.

Item 6 Compensation    115

The Human Resources and Compensation Committee annually approves the option valuation based on analysis undertaken by independent external advisors, predominantly using Black-Scholes and other accepted option valuation methodologies.

Participants may, subject to employment conditions, exercise options following the completion of the stated vesting period. Generally 25% of options can be exercised after a two year period with the remaining 75% after a three year period. This reflects the Board’s focus on medium to long-term reward. New ordinary shares are issued upon the exercise of options. Options have a maximum life of six years after which time they lapse.

The exercise price of an option is equivalent to the average daily closing price of Telecom shares reported on NZSX for the month immediately preceding the date on which the options were granted. No voting rights or rights to dividends are attributable to options.

Only individuals who meet satisfactory performance standards are eligible to be granted share options in any year. As from September 2003 a further performance hurdle must be met in order to exercise any share options. Broadly, total shareholder return, measured as the combination of share price appreciation and dividends paid, must exceed Telecom’s estimated cost of equity since the grant of the share option. External advisors will calculate the cost of equity annually from September 2005, when the first options subject to the hurdle will vest. Achievement of the performance hurdle will be independently verified and once achieved then share options that have vested may be exercised at any time up to and including the lapse date of the share options.

Telecom Restricted Share Schemes

In September 2001 restricted shares were introduced as a component of remuneration for selected senior people. Restricted shares are now the primary equity-based mechanism for LTI participants. They are intended to align employee incentives with shareholder value without the dilutionary impact of widespread use of share options.

Restricted shares are delivered via two different mechanisms that provide the same incentive and reward outcomes. These are the Telecom Restricted Share Scheme, or RSS, and the Telecom Share Rights Scheme, or SRS. The RSS is no longer used for executive officers, although some executive officers continue to hold restricted shares under the RSS by virtue of allocations made in 2002.

Under the RSS, shares in Telecom are issued to Telecom Trustee Limited, or TTL, a Telecom subsidiary. Participants purchase shares from TTL with funds lent to them by Telecom and which are held on their behalf by TTL. Generally the shares vest after a three year period although a reduced period may be used in some cases. The price for each share is the average end of day market price for Telecom shares reported on NZSX in the month immediately preceding the date on which the share is allocated. If the individual is still employed by Telecom at the end of the specified period the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. Under special circumstances individuals who cease employment prior to the end of the restricted period can receive a partial award under the RSS. Shares granted under the RSS do not have voting rights until they are purchased by the participant at which time the restricted shares become ordinary shares and are transferred to the participant. Participants whose shares were granted prior to 1 September 2003 are entitled to receive dividends on their restricted shares. However, no dividend rights attach to restricted shares granted after 1 September 2003, until such shares become ordinary shares and are transferred to the participant.

Item 6 Compensation    116

The SRS is also now used for executive officers. Under the SRS (previously called the Australian Executive Option Scheme), participants are granted rights to purchase Telecom shares at a nil cost strike price. Generally rights cannot be exercised for a three year period. The rights will be exercisable at the end of the restricted period only if the individual is still employed by Telecom, except in special circumstances. Participants do not have rights to vote or receive dividends until they have exercised the right to purchase shares at the end of the restricted period.

Superannuation

A$25,309 was paid to directors and executive officers as superannuation, as required under Australian law, for the financial year ended 30 June 2004.

Retirement

Executive officers service contracts do not provide for benefits in the event of an executive ending service with Telecom. The executive officers (other than the Chief Executive Officer’s) service contracts provide that in the event an executive officer is made redundant, he or she will be entitled to receive redundancy compensation equivalent to the value of nine months of the executive’s total base remuneration entitlement. The executive will also be entitled to receive any incentive scheme entitlement in accordance with the rules of the relevant incentive scheme, in the event of his or her redundancy. In the event that an executive officer’s employment is terminated without notice, at the discretion of the Chief Executive Officer, the executive will be entitled to his or her redundancy compensation but will not be entitled to any other additional payment in lieu of notice.

Item 6 Compensation    117

Equity Holdings

Aggregate director and officer option holdings as at 1 December 2004

As at 1 December 2004 Telecom’s directors and executive officers held options under the Share Option Scheme and Share Rights Scheme, as follows:

Name	Number of Options	Exercise Price Range NZ$	Expiry Date Range
Directors

Roderick Deane[1]	485,142	8.12 - 9.17	11 Feb 2005 – 18 Sept 2005
Theresa Gattung	2,730,388	4.70 - 8.12	1 June 2005 – 1 Sept 2010

Executive Officers

Marko Bogoievski	1,797,549	Nil - 6.77	1 Sept 2006 – 11 Sept 2010
Philip King	340,055	Nil - 8.12	1 June 2005 – 11 Sept 2010
Trisha McEwan	435,994	Nil - 5.95	1 Mar 2008 – 11 Sept 2010
Simon Moutter	1,220,694	Nil - 8.54	13 Sept 2005 – 11 Sept 2010
Mark Ratcliffe	830,622	Nil - 8.12	1 Jun 2005 – 11 Sept 2010
Jonathan Stretch	753,353	Nil - 5.01	19 Dec 2005 – 11 Sept 2010
Mark Verbiest	593,335	Nil - 5.78	15 Nov 2006 – 11 Sept 2010

[1]	Dr Deane’s options were granted to him during his term as Chief Executive Officer.

Item 6 Compensation    118

Share Ownership

As at 1 December 2004, directors and executive officers as a group beneficially owned Telecom shares representing approximately 0.02% of the shares outstanding.

Directors beneficially owned Telecom shares as follows:

Name	Number of shares beneficially owned	Percentage
Paul Baines	25,841	0.001%
Wayne Boyd	14,000	0.001%
Roderick Deane	50,000	0.003%
Theresa Gattung[1]	74,065	0.004%
Roderick McGeoch	20,000	0.001%
Patricia Reddy[2]	23,110	0.001%
Robert McLeod	20,000	0.001%
Michael Tyler[3]	30,000	0.002%

[1]	Ms Gattung received these shares under the Performance Incentive Scheme which is further described above under the heading “Chief Executive Officer Remuneration”. These shares have the same voting rights as ordinary shares.
[2]	Includes 2,000 shares in respect of which Ms Reddy’s beneficial ownership arises solely from her service as a trustee of the VUW Art Collection Funding Trust. Ms Reddy has no pecuniary interest in such shares.
[3]	Held in the form of 3,750 American Depository shares.

As at 1 December 2004 the executive officers beneficially owned less than one percent of Telecom shares. Executive officers beneficially owned Telecom shares as follows:

Name	Number of ordinary shares beneficially owned	Number of restricted shares beneficially owned[1]
Marko Bogoievski	28,469	—
Philip King	6,611	5,586[2]
Patricia McEwan	—	3,204[3]
Simon Moutter	9,086	—
Mark Ratcliffe	10,146	—
Jonathan Stretch	14,603	—
Mark Verbiest	6,845	—

[1]	These shares are subject to the terms of Telecom’s Restricted Share Scheme described above under the heading “Telecom’s Restricted Share Schemes”. No voting rights are attributable to restricted shares until those shares are purchased by the participant, at which time the restricted shares convert into ordinary shares and are transferred to the participant. Since 1 September 2003, no executive officer has received any shares under the Restricted Share Scheme.
[2]	These shares were granted on 1 September 2002 and become unrestricted on 1 September 2005.
[3]	These shares were granted on 1 March 2002 and become unrestricted on 1 March 2005.

Item 6 Compensation    119

Employees

The table below sets out a breakdown of the number of employees at the dates indicated:

	Years Ended 30 June
	2004	2003	2002
Mobile (New Zealand Business – wireless)	454	478	443
New Zealand Business (including support functions and wireline)	3,290	3,488	3,505
International	113	197	205
Directories	495	502	500
Internet Services[1]	—	145	159
Advanced Solutions[2]	354	—	—
Corporate	259	218	252
Other	—	1	20

Total New Zealand	4,965	5,029	5,084

AAPT	1,455	1,403	1,675
TSA[3]	23	27	21
TNZIA	10	11	10
TCNZ Australia Pty Limited	128	120	132

Total Australia	1,616	1,561	1,838

Total Group	6,581	6,590	6,922

[1]	Internet Services now included in New Zealand Business – Wired.
[2]	Previously included in New Zealand Business – Wired.
[3]	TSA is a separate company which employs certain individuals in Australia who are managed from New Zealand.

Most of Telecom’s approximately 6,000 employees in New Zealand are employed on individual employment agreements with no fixed term. AAPT’s employees are employed on individual employment contracts with no fixed term and Non-Union Enterprise Bargaining Agreements. Federal Awards which specify minimum wages and conditions are relevant to some of these contracts.

Fixed term employees and casual contractors are also used occasionally.

A minority of employees in both countries belong to unions. Telecom does not require employees to disclose their union membership, consequently, union details and membership figures are unknown. However, in Australia some employees are members of the Community and Public Sector Union and the Communications Union and in New Zealand some employees are members of the NZ Amalgamated Engineering, Printing and Manufacturing Union.

Item 6 Employees    120

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

As at 1 December 2004, there were 1,945,014,990 shares outstanding. At the same date there were 473 record holders in the United States holding 9.44% of the shares.

Current Substantial Security Holders

According to information publicly available to Telecom via notices under the Securities Amendment Act 1988, or Notices, the beneficial owners of 5% or more of the shares, as at 20 December 2004, were as follows:

Owner	Number Owned	% of Class[3]
Brandes Investment Partners, LLC[1]	149,834,110	7.70%
Mondrian Investment Partners Limited[2]	129,381,954	6.65%

[1]	According to the Notice the shares are held by Brandes for individual client accounts and the shares are beneficially owned by the clients, but Brandes has the authority to buy and sell the shares and to vote them.
[2]	Formerly Delaware International Advisers Limited.
[3]	Holdings recalculated from the Notices as a percentage of shares outstanding at 1 December 2004, being 1,945,014,990 shares.

Telecom has a number of distinct relationships with the New Zealand Government, including as a preference shareholder, regulator (see Item 3 - “Regulatory Framework”) and customer. The New Zealand Government holds one preference share known as the “Kiwi Share” that has special rights which are described in detail under “Item 10 – Additional Information.”

Substantial Security Holders - change in holdings since 1 July 2001

Brandes Investment Partners LLC

Date	Number Owned	% of Class[1]
31 July 2003	173,183,661	9.09%
1 September 2004	149,769,638	7.75%
17 September 2004	149,834,110	7.76%

Mondrian Investment Partners Limited

(formerly Delaware International Advisers Limited)

Date	Number Owned	% of Class[1]
22 September 2003	97,202,901	5.07%
15 December 2003	128,792,497	6.70%
4 May 2004	152,220,040	7.88%
27 September 2004	129,381,954	6.68%

Item 7 Major Shareholders    121

Morgan Stanley Asset & Investment Trust Management Co. Limited

Date	Number Owned	% of Class[1]
20 December 2004	101,755,557	5.23%

Perpetual Trustees Australia Limited

Date	Number Owned	% of Class[1]
7 June 2004	97,151,188	5.03%
21 June 2004	96,160,854	4.98%
28 June 2004	97,060,854	5.01%
2 November 2004	96,506,490	4.97%
16 November 2004	97,228,110	5.00%
13 December 2004	96,935,189	4.99%

Franklin Resources Inc.

Date	Number Owned	% of Class[1]
10 June 2002	172,923,524	9.24%
25 October 2002	147,447,682	7.85%
14 August 2003	130,374,253	6.84%
26 March 2004	112,539,172	5.85%
7 May 2004	96,067,543	4.97%

The Capital Group Inc.

Date	Number Owned	% of Class[1]
30 September 2002	113,672,721	6.05%
13 March 2003	94,632,012	4.99%
18 March 2003	95,482,282	5.03%
24 June 2003	115,162,462	6.04%
22 July 2003	135,958,758	7.14%
12 August 2003	116,307,417	6.10%
2 September 2004	96,100,242	4.96%

Deutsche Australia Limited

Date	Number Owned	% of Class[1]
17 March 2003	111,664,685	5.92%
17 March 2003	51,102,179	2.70%
11 November 2003	108,173,997	5.65%
2 December 2003	72,829,475	3.80%

Bell Atlantic Holdings Limited2

Date	Number Owned	% of Class[1]
26 September 2001	417,828,639	22.50%
10 January 2002	400,230,670	21.50%
26 September 2002	18,825,670	1.00%

Merrill Lynch & Co.2

Date	Number Owned	% of Class[1]
26 September 2002	381,412,011	20.301%
27 September 2002	11,412,011	0.607%

[1]	The percentage notified to Telecom by the substantial security holder.
[2]	This relates to the underwrite by Merrill Lynch Pierce Fenner & Smith of the sale by Bell Atlantic Holdings Limited and Verizon Communications Inc. of 370,000,000 fully paid Telecom shares.

Major shareholders have the same voting rights as other shareholders.

Item 7 Major Shareholders    122

Related Party Transactions

Interest of directors in certain transactions

Roderick McGeoch is Chairman of the Saatchi & Saatchi trans-Tasman Advisory Board. Telecom is a material customer of Saatchi & Saatchi, which supplies Telecom with services on an arm’s length commercial basis.

Telecom has in previous years used the consulting services of Tyler & Company, of which Michael Tyler is Managing Director. No consulting services have been provided in the current year (2003: $Nil; 2002: $865,000). There was no balance owing to Tyler & Company at the end of the previous financial years.

In May 2001, Telecom sold its Mobile Radio business (including Fleetlink and trunked mobile radio) to TeamTalk Limited. At the time of sale, Active Equities Limited, of which Patricia Reddy (a Telecom director) is a shareholder and Director, held approximately 62% of TeamTalk. Telecom acquired 19.9% of TeamTalk subsequent to the sale of the Mobile Radio business. At 30 June 2003 Telecom sold its shareholding to TeamTalk on an arm’s length commercial basis.

Transactions with associate companies

Advances to associate companies

As at 30 June 2004, Telecom had made a long-term shareholders’ advance of US$65 million (NZ$103 million) to Southern Cross Cables Holdings Limited at an interest rate of Libor + 0.75% (30 June 2003: US$64 million, NZ$109 million).

In addition, in 2002, AAPT made an interest-free advance of A$115 million to AOL|7 Pty Limited. This amount was not expected to be recoverable and accordingly was written down to zero at 30 June 2002 (refer note 4 of the Financial Statements). In the period ended 31 March 2004, an agreement was reached with the other shareholders of AOL|7 Pty Limited to sell the AOL|7 Pty Limited business. Telecom received $12 million as its share of the proceeds from sale. This amount has been credited to abnormal expenses as a partial recovery of the previous write-down.

Other transactions with associate companies

The Telecom Group provided internet and communications services to AOL|7 Pty Limited and provides network operations and management services to Southern Cross Cables Network, or Southern Cross Network, in respect of its operations in New Zealand. The Telecom Group has also derived revenue from Southern Cross for the construction of network facilities in New Zealand. The Telecom Group also makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased from Southern Cross. Balances in respect of these transactions with associate companies are set out in note 21 to the financial statements. The Group has also acquired capacity in Southern Cross under finance leases (refer note 13 to the Financial Statements).

Loans to executive officers

Executive officers no longer participate in the Restricted Share Scheme, or RSS, see “Item 6 – Restricted Share Schemes”. However restricted shares were issued

Item 7 Related Party Transactions    123

to executive officers until September 2003. Therefore Telecom has loaned Philip King $27,591 (repayable 1 September 2005) in respect of the restricted shares he continues to hold and has loaned Patricia McEwan $16,880 (repayable 1 March 2005) in respect of the restricted shares she continues to hold. Details of these holdings are described further under the heading “Item 6 –Share Ownership”.

Related party transactions under the NZX Listing Rules

The NZX Listing Rules define a related party to be a director of Telecom, or any of its subsidiaries, a holder of more than 5% of Telecom’s issued share capital and persons associated with such persons. Telecom has obtained a number of waivers from the NZX Listing Rule requirement to obtain shareholder consent before entering into material transactions with related parties, as described further below.

Banking transactions

Telecom has a significant number of banking relationships and facilities in place. A number of Telecom’s directors are also non-executive directors of other companies, some of which include banking institutions that are involved in the provision of banking facilities to Telecom. As a consequence of these cross-directorships, and in terms of the NZX Listing Rules, transactions between Telecom and the relevant banking institutions may constitute material transactions with related parties, which would require Telecom to seek shareholder approval. A waiver has been obtained to allow financing transactions between Telecom and Australia and New Zealand Banking Group Limited, ANZ National Bank Limited, Westpac (NZ) Investments Limited and the Commonwealth Bank of Australia, or CBA, to be entered into without the requirement for Telecom shareholder approval. Loans made to Telecom by these banking institutions for the year ended 30 June 2004 were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other entities and did not involve more than the normal risk of collectibility or present other unfavourable features.

CBA outsourcing

In July 2000 following success in a tender process, TCNZ Australia Pty Limited was selected by CBA, to manage and deliver telecommunications services to meet CBA’s business requirements throughout Australia. The transaction involved Telecom contracting with EDS (Australia) Pty Limited which was a related company of EDS (New Zealand) Limited of which Mr Baines was a director at that time. The transaction also involved Telecom contracting with AAPT Limited which was not wholly owned by Telecom at that time. Under the NZX Listing Rules Telecom obtained a waiver from the NZX Listing Rule requirement for shareholder approval of related party transactions in connection with this outsourcing transaction.

Payment collection and processing services

ANZ National Bank Limited provides Telecom with payment collection and processing services. In June 2002 Telecom obtained a waiver from the NZX Listing Rule requirement for shareholder approval of related party transactions, in respect of this arrangement.

Item 7 Related Party Transactions    124

Southern Cross

In 1998 Telecom entered into the Southern Cross project (“the project”) with Optus and Worldcom to establish the Southern Cross Cable. Telecom obtained a waiver from the requirement in NZX Listing Rule 9.2.1 for shareholder approval of material transactions with related parties in respect of any future transaction that might be entered into with Optus and Worldcom which are unrelated to the project. The waiver was granted on the following conditions:

•	The sole reason for the parties being related in terms of the NZX Listing Rules is their involvement in the project, the parties are not related in any other way;

•	The transaction must be entered into where there has been no material change in the interests held by the parties in the project and no material change to the rules and relationships of the parties within the joint venture.

As at 1 December 2004 Telecom had made a contingent credit support commitment to Southern Cross’ senior lenders of US$52.7 million.

Amendment to Kiwi Share obligations

In December 2001 Telecom and the New Zealand Government (“the Crown”) entered into the TSO Deed (see Item 4 “Regulatory Framework”) which records provisions that operate in place of, and in addition to, Telecom’s Kiwi Share obligations. The obligations in the deed update the Kiwi Share obligations and require Telecom, among other things, to provide additional telecommunications services to residential customers and comply with various service quality indicators. Because of the Kiwi Share provisions and the Crown’s regulatory powers, under the NZX Listing Rules, the Crown as the holder of the Kiwi Share, is deemed to be a related party of Telecom. Telecom obtained a waiver from the NZX Listing Rule requirement for shareholder approval of a material transaction with a related party in relation to the changes. The waiver was granted because:

•	of the arm’s length nature of the arrangements;

•	the changes were considered by Telecom to be in the best interest of shareholders; and

•	the matter needed to be dealt with urgently.

Agreement with Sky Network Television Limited

In July 2003, Telecom and Sky Network Television Limited (“Sky”) entered into a Reseller Agreement and Retransmission and Content Acquisition Agreement (the “Agreements”). Both Agreements are for a five year term. Under the Reseller Agreement, Telecom can resell Sky’s satellite pay television service packaged together with Telecom’s own products and services. Under the Retransmission and Content Acquisition Agreement, Telecom will be able to retransmit Sky programming over Telecom’s network, again packaged together with its own products and services. Telecom obtained a waiver from the NZX Listing Rule requirement for shareholder approval of related party transactions in relation to the Agreements. As required by one of the conditions of granting the waiver, the directors of Telecom have confirmed that the Agreements were entered into on an arm’s length basis.

Item 7 Related Party Transactions    125

Item 8. Financial Information

Consolidated Financial Statements

See Item 18.

Legal Proceedings

In April 2000, CallPlus Limited, Attica Communications Limited and Free Internet Access Limited issued proceedings against Telecom alleging breach of contract and the Commerce Act 1986, or Commerce Act, in relation to Telecom’s 0867 service. The plaintiffs seek injunctive relief and damages. The proceedings have been joined to proceedings issued by the Commerce Commission in July 2000 (described below), the likely trial date is unknown.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. The proceedings are not expected to reach trial before the beginning of the 2006 calendar year.

In November 2003, the Commerce Commission issued proceedings against Telecom Mobile Limited, or TML, alleging that TML had breached the Fair Trading Act 1986 and the Door to Door Sales Act 1967. The Commission alleged that by not providing a right of cancellation, TML misled customers who thereby entered into 14,196 agreements with TML. The Commerce Commission sought a declaration that the agreements are void and that therefore customers may claim back any monies paid to TML under the agreements and an Order that would require Telecom to communicate this to affected customers, together with costs. The Commission failed to obtain Summary Judgment and has appealed that finding to the Court of Appeal. The likely appeal date is unknown.

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that during the period since 2001, Telecom has misused its market power and has priced access to its data tail services for high speed data transmission for the purposes of deterring potential and existing competitors from engaging in competitive conduct. The Commerce Commission seeks a declaration that this behaviour contravened section 36 of the Commerce Act, a pecuniary penalty, an injunction restraining Telecom from engaging further in the conduct and costs. The likely hearing date is currently unknown.

In December 2004, the Commerce Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anticompetitive. If the Commission determines that Telecom has been acting anticompetitively it could issue proceedings seeking a declaration as to Telecom’s anticompetitive behaviour, a pecuniary penalty, an injunction restraining Telecom from engaging further in the conduct and costs. It is unclear when the Commission’s investigation will be completed.

On 6 October 2004, Telecom issued legal proceedings seeking declaratory judgments from the High Court of New Zealand on the following:

•	whether the Telecommunications Act 2001 permits the Commerce Commission from backdating a final pricing review determination such that it supplants the initial determination. The outcome of this litigation is anticipated early January 2005 and it could impact immediately upon the pending price review applications and their outcomes;

Item 8 Legal Proceedings    126

•	the interpretation of the designated service description in the Telecommunications Act 2001, namely what the phrases “retail service” and “by means of Telecom’s fixed telecommunications network” mean. These clarifications are relevant to negotiations and future regulatory applications. The hearing date for this matter is uncertain.

On 22 December 2004, the Commerce Commission advised Telecom that it had commenced a formal investigation under sections 27 and 36 of the Commerce Act into Telecom’s Health Express products. The Commission alleges that Telecom has used its market power to eliminate a competitor from the market. The Commission has served a statutory demand on Telecom seeking information and documents relating to Telecom’s behaviour and pricing around the Health Express products. The Commission may issue proceedings seeking a pecuniary penalty and an injunction restraining Telecom from impugned conduct. It is unclear when the Commission’s investigation will be completed.

Legal proceedings that were initiated in the High Court in relation to a dispute with the New Zealand Inland Revenue Department were settled in July 2004. Settlement was within the financial provision Telecom had provided for the dispute.

All of the above proceedings which are within New Zealand’s legal jurisdiction have been commenced in the High Court of New Zealand unless otherwise stated.

Telecom’s Australian subsidiaries have been or are involved in various legal proceedings, none of which have had or may have significant effects on the financial position or profitability of such companies or Telecom and its other subsidiaries.

Telecom is a third-party witness in an investigation by the United States Department of Justice, or DOJ, into international cartel behaviour for inbound calls to the Philippines. At this stage, Telecom has complied with all Grand Jury and other subpoena requirements and is cooperating with the DOJ in every respect. Telecom has received no indication from the DOJ that Telecom’s status will alter from that of third-party witness assisting the DOJ to that of either subject or target of the investigation.

In December 2004, AAPT was notified by Consumer Affairs Victoria (part of the Victorian Government’s Department of Justice) that it had commenced proceedings against AAPT seeking declarations that certain provisions of AAPT’s mobile and pre-paid mobile customer contracts are “unfair” under the Fair Trading Act 1999 (Vic) and are therefore void; injunctions restraining AAPT from using any of those terms, and other relief. AAPT has not yet been served with the documents initiating the proceedings.

Telecom’s directors consider that the likelihood of financial loss arising from the foregoing claims is remote.

The directors cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition, position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have significant material adverse effect on the financial position or profitability of Telecom or any of its subsidiaries.

Item 8 Legal Proceedings    127

Dividend Policy

Telecom announced a revised dividend policy in August 2004, by which the minimum targeted annual pay-out ratio was increased from 70% to 75% of net earnings (after adding back amortisation and relevant non-cash items), effective 1 July 2004. This reflected the Board’s belief that, in the medium term, an increase in recurring dividends is the optimal method to return excess cash to shareholders. The change in dividend policy was intended to signal the Board’s confidence in Telecom’s business outlook and its commitment to continue to actively review the quantum of shareholder distributions over time.

For the year ended 30 June 2005, Telecom expects a pay-out ratio of approximately 85% of net earnings (after adding back amortisation and relevant non-cash items). Subject to there being no material adverse change in circumstances or operating outlook, dividends for each of the first three quarters of the year ended 30 June 2005 will be 9.5 cents per share. The dividend for the fourth quarter of that year will be set to reflect the full year expected pay-out ratio.

It is expected that dividends will continue to be fully imputed.

The Dividend Reinvestment Plan has been retained. As per Telecom’s current practice, shares issued under the Plan will be priced at the prevailing market price (that is, no discount will be applied). It is the Board’s intention to review the Dividend Reinvestment Plan before 30 June 2005.

Item 8 Dividend Policy    128

Item 9. Listing

The following tables set forth, for the periods indicated, the highest and lowest closing sale prices for the Ordinary shares as derived from the Daily Official List of the New Zealand Exchange, and the highest and lowest sale prices of the ADSs quoted on the New York Stock Exchange:

(a)	Annual High and Low market prices for the last five financial years:

Period	$NZ per share		$US per American Depositary Share
	High	Low	High	Low
1 July 1999 - 30 June 2000	9.81	7.23	38.94	27.19
1 July 2000 - 30 June 2001	7.85	4.50	28.69	15.88
1 July 2001 - 30 June 2002	5.58	4.21	20.68	13.65
1 July 2002 - 30 June 2003	5.30	4.13	24.62	17.31
1 July 2003 - 30 June 2004	5.90	4.84	31.59	22.53

(b)	Quarterly high and low market prices for the last two financial years and the period ended 30 September 2004:

Period	$NZ per share		$US per American Depositary Share
	High	Low	High	Low
1 July 2002 - 30 September 2002	5.23	4.63	20.30	17.31
1 October 2002 - 31 December 2002	5.22	4.38	20.55	18.17
1 January 2003 - 31 March 2003	4.74	4.13	20.41	18.26
1 April 2003 - 30 June 2003	5.30	4.50	24.62	19.90
1 July 2003 - 30 September 2003	5.30	4.89	25.09	22.53
1 October 2003 - 31 December 2003	5.37	4.84	28.25	23.78
1 January 2004 - 31 March 2004	5.90	5.24	31.59	28.46
1 April 2004 - 30 June 2004	5.88	5.48	31.28	26.81
1 July 2004 - 30 September 2004	6.19	5.62	31.88	29.36

(c)	Monthly high and low market prices for the last six months:

Period	$NZ per share		$US per American Depositary Share
	High	Low	High	Low
1 April 2004 - 30 April 2004	5.80	5.64	31.28	28.03
1 May 2004 - 30 May 2004	5.68	5.49	28.55	26.81
1 June 2004 - 30 June 2004	5.88	5.48	29.80	27.20
1 July 2004 - 31 July 2004	6.15	5.82	31.45	29.78
1 August 2004 - 31 August 2004	6.19	5.71	31.88	29.78
1 September 2004 - 30 September 2004	5.91	5.62	31.83	29.36
1 October 2004 - 31 October 2004	6.01	5.74	32.92	31.60
1 November 2004 - 30 November 2004	6.06	5.77	34.72	31.55

Item 9 Listing    129

Markets

Telecom has a dual listing of its shares on the New Zealand Exchange and on the Australian Stock Exchange. Telecom is required to comply with the full listing rules of the New Zealand Exchange and Australian Stock Exchange.

American Depositary Shares, or ADSs, each representing 8 ordinary shares and evidenced by American Depositary Receipts, or ADRs, are listed on the New York Stock Exchange.

On 1 January 2003, The Bank of New York became Telecom’s depositary.

Item 9 Listing    130

Item 10. Additional Information

Memorandum and Articles of

Association/Constitution

Constitution

Details of Telecom’s registration with the New Zealand Companies Office are contained in “Item 4 – Information on the Company”. Telecom’s constitution does not specify the objects or purposes of the Company.

Changes in capital

Telecom’s directors have the authority to approve the issue of shares at their discretion, subject to the requirement to act in accordance with the constitution, New Zealand law and the listing rules of the exchanges on which Telecom is listed. There are limitations on shareholdings above certain percentage levels which are described further below under the heading “Limitations on Shareholdings”.

Restrictions on ownership

The constitution contains provisions designed to enable Telecom to monitor and enforce the ownership restrictions imposed by the Kiwi Shareholder. These restrictions are described further below under the heading “Limitations on Shareholdings.”

Borrowing

Telecom’s directors have all the powers necessary for managing Telecom’s business and affairs, including the power to borrow. There are no restrictions in the constitution specifically limiting the power to borrow. However, there is a requirement for shareholder approval of all major transactions and material transactions with related parties.

Telecom may redeem redeemable equity securities

Subject to the listing rules of the exchanges on which Telecom is listed, the constitution allows Telecom to redeem equity securities:

•	at its option if permitted by the terms of issue;

•	at the option of the holder of the equity securities if permitted by the terms of issue;

•	on a date for redemption, if any, specified in the constitution, or specified in the terms of issue of the redeemable securities.

Telecom may only redeem equity securities, for a consideration that is specified, or calculated by reference to a formula, or fixed by a suitably qualified person who is not associated with or interested in Telecom in accordance with the Companies Act 1993, or Companies Act.

Item 10 Additional Information - Constitution    131

Telecom may exercise an option to redeem equity securities issued by Telecom in relation to one or more holders of equity securities. In order to redeem securities, Telecom must satisfy the solvency test after the redemption in accordance with the Companies Act. The Board must have resolved and certified that the redemption of the shares is of benefit to the remaining shareholders, and that the consideration for the redemption is fair and reasonable to the remaining shareholders. The Board must certify the grounds for its conclusion.

Under the New Zealand Exchange, or NZX, Listing Rules Telecom’s ability to redeem equity securities is limited to specified circumstances, including where the redemption:

•	is made pursuant to their terms of issue and either the equity securities were issued before 1 September 1994, or the terms of issue were approved by security holders of the same class or the equity securities were issued pursuant to a pro-rata renounceable cash issue, a fully paid pro-rata bonus issue or a $5,000 offer to each shareholder;

•	leaves unaffected relative voting and distribution rights;

•	is in respect of convertible debt securities which are redeemed for cash before conversion;

•	is in respect of a minimum holding;

•	is approved by each class whose rights are affected.

Further capital calls

The constitution empowers the Board to make calls on any holder of securities only for any money that is unpaid on that holder’s securities and not otherwise payable at a specified time. An obligation to pay unpaid amounts of the issue price of any securities cannot be cancelled, reduced or deferred except by an ordinary resolution. At the date of this report, Telecom’s share register did not include any shares in respect of which amounts were unpaid.

The constitution does not impose a liability on shareholders for any further capital calls by Telecom. In particular, no money is payable for calls or otherwise on shares which were fully paid at the time the constitution was adopted or on the Kiwi Share (which is the one preference share held by the New Zealand Government).

Sinking fund provisions

Telecom’s constitution does not contain any sinking fund provisions.

Alteration of rights

Under the constitution, the rights attaching to Telecom’s shares can be varied or abrogated only with the consent of the holders of 75% of the issued shares of that class or with the approval of a special resolution passed at a separate meeting of the holders of the issues shares of that class. Currently Telecom only has one class of shares on issue.

The NZX Listing Rules prohibit the Board from issuing equity securities unless the precise terms and conditions of the issue have been approved by shareholders.

Item 10 Additional Information - Constitution    132

Telecom does not need shareholder approval in respect of actions which affect the rights attached to equity securities (other than Telecom shares) in respect of equity securities issued before 30 April 1995 or on terms expressly permitting the action in question to be taken.

The Australian Stock Exchange, or ASX, Listing Rules state that Telecom must not remove or change a shareholder’s right to vote (or receive a dividend) except where:

•	calls due and payable have not been paid;

•	in the case of voting rights, the proxy form has not been deposited in accordance with Telecom’s constitution or the person became the holder of those shares after the meeting record date;

•	the right is changed under Australian legislation, as a consequence of a change to Telecom’s constitution or under a court order.

Share in Telecom’s profits

The constitution does not provide shareholders with any additional rights to share in Telecom’s profits other than the right to dividends as described above (see “Dividend Rights”) and the right to share in the distribution of Telecom’s surplus assets as described below (see “Share in surplus on liquidation”).

Share in surplus on liquidation

On a distribution of capital in the event of liquidation, the constitution gives all shareholders the right to an equal share in the distribution of Telecom’s surplus assets. The Kiwi Shareholder has the right to have its share capital repaid before any other shareholder. The Kiwi Shareholder has no other rights to participate in the distribution of Telecom’s capital or profits.

Alteration of rights of ADR holders

Telecom has established an American Depositary Receipt, or ADR, facility to provide for the deposit of shares, or Deposited Securities, and the creation of ADSs representing the Deposited Securities and for the execution and delivery of ADRs evidencing such ADSs. Telecom and The Bank of New York (as depositary, or Depositary) are parties to the Fourth Amended and Restated Deposit Agreement dated as of 17 April 2003, or Deposit Agreement, in relation to such facility.

The ADRs and the provisions of the Deposit Agreement may be amended by agreement between Telecom and the Depositary. ADRs on issue will not be affected by any amendment which imposes or increases any fees or charges (other than taxes, governmental charges, registration fees, delivery and other such expenses), or which prejudice any substantial existing right of ADR holders, until 30 days notice of the amendment has been given to holders of the issued ADRs that have been issued. An ADR holder’s right to surrender ADRs and receive the Deposited Securities represented by them shall not be amended, except in order to comply with mandatory provisions of applicable law. Amendments required to comply with new laws, rules, regulations or Telecom’s constitution may become effective before notice of an amendment is given to ADR holders.

Item 10 Additional Information - Constitution    133

Directors

Interested directors’ voting powers

Telecom’s constitution prohibits a director who is interested in a transaction that Telecom proposes to enter into, from voting on that transaction and from being included in the quorum at which a matter relating to the transaction arises, except that interested directors are permitted to vote where a directors’ certificate is required under the Companies Act or the vote relates to the grant of an indemnity in favour of a director or employee.

A director is regarded as interested in a transaction if the director:

•	is a party to, or will or may derive a material financial benefit from, the transaction;

•	has a material financial interest in another party to the transaction;

•	is a director, officer, or trustee of another party to, or a person who will or may derive a material financial benefit from, the transaction, not being a wholly owned subsidiary of Telecom;

•	is the parent, child or spouse of another party to, or a person who will or may derive a material financial benefit from, the transaction;

•	is otherwise directly or indirectly materially interested in the transaction.

Where a director is interested in a transaction, that director may attend the meeting at which the matter is discussed.

Remuneration

The constitution allows the Board to authorise, without shareholder approval:

•	the remuneration of any managing director in their capacity as an executive;

•	payments to directors of reasonable traveling, accommodation and other expenses incurred in relation to Telecom’s management;

•	subject to any applicable restrictions in the NZX Listing Rules, any remuneration for work not in the capacity of a director and special payments to directors undertaking additional work not expected of the other directors (an interested director cannot vote as described above), provided the Board is satisfied that such remuneration is fair to Telecom.

The sums to be paid to the directors for their services as directors (other than for services as the managing director) must be approved by shareholders by ordinary resolution. That approval applies from that determination and to all subsequent years until the shareholders alter that approval by ordinary resolution.

The Board has agreed to grand-father retirement allowances in respect of all directors appointed prior to 1 May 2004 as described in the footnotes to the “Director remuneration” table in Item 6. The payment of retirement allowances to directors appointed prior to 1 May 2004 does not require shareholder approval.

Retirement of directors

The directors (other than the managing director, which in the case of Telecom, is the Chief Executive Officer) may not retain office for more than three years without offering themselves for re-election. The NZX Listing Rules and ASX Listing Rules provisions relating to director retirement are described in Item 6 under the heading “Director retirement”.

Item 10 Additional Information - Constitution    134

In addition the Telecom Constitution specifies that directors must retire on attaining the age of 70 years. The provisions in the constitution detailing other retirement requirements are set out under “Item 6 – Director retirement”.

Number of shares required to be held by a director

There is no requirement in the constitution for directors to hold Telecom shares. However, as part of the Board Charter, Telecom has an internal policy that non-executive directors appointed prior to 1 May 2004 should hold (directly or indirectly) a minimum of 20,000 ordinary Telecom shares (or equivalent ADRs). Directors appointed after 1 May 2004 are required to acquire a minimum of 10,000 ordinary Telecom shares (or equivalent ADRs in their first year of appointment). In addition, as discussed in “Item 6 – Compensation”, directors appointed after 1 May 2004 receive a payment of 25% above base director fees which they are required to apply to purchase Telecom shares in each year. Currently, all non-executive directors comply with this policy.

The Securities Markets Act 1988 and the ASX listing rules prescribe certain notice requirements in respect of changes in director’s interests in shares.

Shares

Dividend rights

The directors may authorise a dividend provided the directors are satisfied on reasonable grounds and certify that Telecom is able to meet the solvency test contained in the Companies Act immediately after the dividend is paid.

The Board must not authorise a dividend:

•	in respect of some but not all shares in a class;

•	that is of a greater value per share in respect of some shares in a class than it is in respect of other shares of that class;

unless the shares are not fully paid up, in which case the dividends can be paid in proportion to the amount paid up on each share.

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

In addition, the Board can authorise and pay a supplementary dividend to non-resident shareholders who qualify for such a dividend in terms of the Income Tax Act 1994, or Income Tax Act. Supplementary dividends are authorised and paid at the same time as ordinary dividends. The amount of the supplementary dividend will be determined in accordance with the applicable provisions of the Income Tax Act.

If a dividend remains unclaimed for one year after having been authorised, the Board may invest or otherwise use that money for the benefit of Telecom until it is claimed. If a shareholder does not claim a dividend (or any other distribution

Item 10 Additional Information - Constitution    135

or money payable to a shareholder or former shareholder in respect of shares or debt securities) within five years of it having been authorised, the Board may resolve that the dividend is forfeited for the benefit of Telecom. The Board must however, annul the forfeiture and (subject to the solvency test) pay the dividend to any person who produces evidence of his or her entitlement.

Telecom operates a dividend reinvestment plan, pursuant to which shareholders may elect to have the dividends to which they are entitled applied to purchase further ordinary shares at the prevailing market price (that is, no discount will be applied). The Board intends to review the Dividend Reinvestment Plan before 30 June 2005.

Distributions to ADR holders

Whenever the Depositary or the Custodian receives any cash dividend or other cash distribution on any Deposited Securities, the Depositary will, subject to the Depositary being able to convert any sums received in foreign currency into US dollars, make such conversion and distribute the amount received (net of (a) the applicable fees, charges and expenses incurred by, the Depositary and (b) taxes withheld) to ADR holders in proportion to the number of ADSs held as at the relevant record date.

The Depositary is not required to distribute fractional amounts which shall be rounded to the nearest whole cent and distributed to ADR holders.

If any distribution is in the form of a dividend in, or free distribution of shares the Depositary may, at Telecom’s request, distribute to ADR holders, additional ADRs representing the amount of such shares proportionate to the number of ADRs held. Any such distribution is subject to the terms of the Deposit Agreement as to the deposit and issuance of ADSs, including the withholding of any tax or other governmental charge and the payment of fees to the Depositary. In lieu of issuing ADRs for fractional ADSs, the Depositary shall sell the amount of shares represented by the aggregate of such fractions and distribute the net proceeds as in the case of a distribution received in cash. If ADRs are not so distributed, each ADS will represent the additional shares distributed.

If Telecom offers ADR holders any rights to subscribe for additional shares (or any other rights) the Depositary shall have discretion as to the procedure for making such rights available to, or disposing of such rights on behalf of, ADR holders and making the net proceeds available to them; otherwise the rights will lapse. The Depositary may, if instructed by Telecom, distribute to ADR holders warrants or other instruments in such form as it deems appropriate, in proportion to the number of ADSs held by such ADR holder. If the Depositary determines that it is not lawful or feasible to make such rights available to certain ADR holders, it will use its reasonable efforts to sell the rights, warrants or other instruments in proportion to the number of ADSs held by such ADR holders, and allocate the net proceeds of such sales (net of the Depositary’s fees and all taxes and governmental charges) for the account of such ADR holders, upon an averaged or other practical basis, without regard to any distinction between such ADR holders.

If Telecom or the Depositary, is required to withhold any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to holders of ADSs representing those Deposited Securities shall be reduced accordingly.

Item 10 Additional Information - Constitution    136

The Depositary currently offers a dividend reinvestment plan for ADS holders under which ADS holders can elect to have their distributions reinvested. There can be no assurance that ADR holders will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

Calling shareholder meetings

The constitution requires the directors to call an annual meeting of shareholders at least once in every calendar year (and not later than 15 months after the previous annual meeting or 6 months after Telecom’s balance date), and they may call a special meeting at any time. The directors must call a special meeting of shareholders if shareholders holding shares carrying not less than 5% of voting rights entitled to be exercised on an issue request a special meeting in writing.

The constitution requires that written notice of the time and place of a meeting of shareholders be sent to every shareholder on the share register, entitled to receive notice of the meeting (and every director and auditor of Telecom) not less than 10 working days before the meeting. Notice can be delivered, posted, faxed or sent electronically. The constitution provides that equity security holders of all classes are entitled to attend meetings of shareholders and to receive notices, reports and financial statements issued generally to holders of securities carrying votes.

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

Notice may be given to joint shareholders by giving the notice to the joint holder first named in the register in respect of those shares. The vote of the person named in the share register and voting on a matter must be accepted to the exclusion of the other joint holders.

The Kiwi Shareholder is also entitled to receive notice of and attend any meeting of shareholders or any meeting of any class of shareholders, and to speak on any matter relating to rights attaching to the Kiwi Share, but the Kiwi Shareholder does not carry a right to vote (or any other rights) at any such meeting.

The constitution sets out the requirements of any notice of meeting however any irregularity can be waived if all the shareholders entitled to attend and vote at the meeting attend the meeting without protest as to the irregularity or if all such shareholders agree to the irregularity. In addition, if Telecom accidentally omits to give notice of a meeting to any person entitled to that notice, the meeting is still valid.

A proxy form must be included with every notice of meeting of shareholders.

A meeting of shareholders may be held either by the physical meeting of shareholders constituting a quorum, or by means of an audio (or audio and visual) communication by which all shareholders can simultaneously hear each other throughout the meeting.

Item 10 Additional Information - Constitution    137

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

The constitution provides that the Chairman of the Board who is currently Dr Deane, if present, will chair the meeting.

Notice of meeting for ADRs

Upon the Depositary’s receipt of notice of the annual meeting of Telecom’s shareholders from Telecom, the Depositary will mail to ADR holders a notice which it has prepared and Telecom has approved, and fix the record date (the date on which ADR voting entitlements are determined). The notice mailed to ADR holders must contain:

•	such information as is contained in the notice of meeting;

•	a statement that at the close of business on the record date, subject to any applicable law and Telecom’s constitution, the holder of the ADRs is entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the shares represented by the ADRs and to demand a poll and a brief statement as to the manner in which instructions may be given;

•	a statement that if a poll is called and no instructions as to voting are received by the Depositary then the Depositary will not vote.

Voting rights

Each shareholder present at a meeting in person or by proxy is entitled to one vote on a vote by voices or show of hands and to one vote per share on a poll on any resolution.

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

A shareholder is not entitled to vote at any meeting of shareholders (other than at a meeting of an interest group to which that shareholder belongs) unless all sums due to Telecom by that shareholder in respect of any share registered in that shareholder’s name have been paid. At the date of this report, Telecom did not have any shares in respect of which sums remained unpaid.

Item 10 Additional Information - Constitution    138

Shareholders must vote on a show of hands unless a poll is called. A poll may be demanded by:

•	the Chairman;

•	at least five shareholders having the right to vote at the meeting;

•	a shareholder or shareholders having the right to exercise at least 10% of the total votes entitled to be exercised on the business to be transacted at the meeting;

•	a shareholder or shareholders holding shares that confer a right to vote at the meeting and on which the total amount paid up is at least 10% of the total amount paid up on all the shares that confer that right.

On a poll, a shareholder entitled to more than one vote need not cast all the votes it, he or she uses in the same way.

A shareholder may exercise the right to vote in person or by proxy or (if the person is a body corporate) by representative.

Voting rights on director appointments

The shareholders may, by ordinary resolution, appoint by separate resolutions persons who are not disqualified either to fill a casual vacancy, or subject to the maximum number of directors not being reached, to act as an additional director. The provisions relating to director retirement are set out under “Item 6 – Directors, Senior Management and Employees” and above under “Directors – Retirement of Directors”.

When are resolutions required?

Under the constitution matters which shareholders are required to vote on include:

•	adopting or altering the constitution;

•	approving a major transaction;

•	approving an amalgamation under the Companies Act;

•	liquidating Telecom.

In addition, under the NZX Listing Rules, the Companies Act and the ASX Listing Rules, shareholder approval is required for:

•	material transactions (other than employment agreements and transactions with a value of less than $250,000) where a related party is or is likely to become a direct or indirect party;

•	the acquisition or disposition of substantial assets from or to a related party, a non-wholly owned subsidiary, shareholders holding at least 10% of Telecom’s shares, associates of such persons or persons whose approval ASX considers is required;

•	certain share issues, including issues of shares to related parties;

•	issues of securities to directors under Telecom’s employee incentive schemes;

•	certain issues of options and certain changes to option terms;

•	certain reorganisations of convertible securities;

•	cancellation of forfeited shares;

•	termination benefits payable or potentially payable to Telecom’s officers with a value exceeding 5% of Telecom’s equity interests;

•	significant changes to the nature and scale of Telecom’s activities, including the disposal of Telecom’s main undertaking.

Item 10 Additional Information - Constitution    139

Limitations on voting

A director who is also a shareholder and any associated person of that director are prohibited from voting in favour of resolutions where the resolution is required by the NZX Listing Rules to:

•	authorise a retirement payment to that director;

•	authorise remuneration to be paid to that director in his/her capacity as a director of Telecom or a Telecom subsidiary;

•	authorise a non pro-rata non renounceable rights issue of equity securities;

•	authorise a non pro-rata issue of equity securities to unspecified persons (where the director is not excluded from participating);

•	authorise that director to participate in an employee share scheme.

A shareholder and any associated person are prohibited from voting in favour of resolutions where the resolution is required by the NZX Listing Rules to:

•	authorise a non pro-rata issue of securities to the shareholder;

•	approve a non pro-rata non renounceable rights issue of equity securities where the shareholder is an associated person of Telecom;

•	ratify an issue of securities made to or acquired by the shareholder;

•	authorise an issue, acquisition or redemption of securities which is significantly likely to enable a shareholder to materially increase its ability to exercise the effective control of Telecom;

•	authorise a non pro-rata cancellation, reduction or deferral of an obligation to pay any amount on any equity securities where the shareholder will benefit;

•	authorise a material transaction with a related party, where the shareholder is a party or beneficiary to the material transaction which is the subject of the resolution.

A shareholder’s vote on a resolution is to be disregarded if the resolution is required by the ASX Listing Rules to approve:

•	an issue of securities in which the shareholder may participate which:

•	are options and confer the right to participate in a new issue of securities without exercising the option;

•	are options and include a right to a change in exercise price or a change to the number of underlying securities over which it can be exercised;

•	are equity securities exceeding 15% (adjusted in accordance with the ASX Listing Rules) of Telecom’s share capital (the “15% rule”);

•	will be issued to the shareholder as a director under an employee share incentive scheme as an exception to the 15% rule;

•	will be excluded from the calculations for the purpose of the 15% rule;

•	is to a related party of Telecom, or to a person who, in ASX’s opinion, is such that approval should be obtained;

•	in respect of an option held by a shareholder:

•	the cancellation of the option for consideration;

•	a non-prohibited change to option terms;

•	the cancellation of forfeited shares held by the shareholder, or the release of liability for an amount called but unpaid in respect of such shares;

Item 10 Additional Information - Constitution    140

•	where the shareholder is a party to or may obtain a benefit from the transaction:

•	the acquisition or disposition of a substantial asset from or to a related party, a non-wholly owned subsidiary, shareholders holding more than 10% of Telecom’s shares, an associate of any of those persons, or a person who in ASX’s opinion is such that the transaction requires approval:

•	the issue or exercise (where the issue price and exercise price together exceed 5% of equity interests) of an option as consideration for a transaction described above;

•	a transaction in respect of which Telecom has been required by ASX to take corrective action involving the acquisition or disposition of a substantial asset in the circumstances described above;

•	the disposal of Telecom’s main undertaking or a significant change to the nature or scale of Telecom’s activities, except where the benefit is derived solely in the capacity as an ordinary shareholder;

•	the disposal of a major asset of Telecom, where Telecom is aware that the person acquiring the asset intends to issue or offer securities with a view to becoming listed, without the asset first being offered pro-rata to Telecom shareholders;

•	where the shareholder is a director, a director’s associate or a person whose relationship with whom is such that in the ASX’s opinion the following transaction requires approval:

•	the issue of securities under an employee incentive scheme by the director, or associate or other person;

•	where the shareholder is a director, an increase in the total amount of directors’ fees (other than the salary of an executive director);

•	where the shareholder is an officer:

•	termination benefits to which the officer will become entitled where the total value of the benefits payable to all officers exceed 5% of Telecom’s equity interests.

In addition, a shareholder who is associated with a person described in the paragraphs above or a person, whose votes in ASX’s opinion, should be disregarded, may not vote on the resolution described in the relevant paragraph above.

Under the NZX and ASX Listing Rules a shareholder that is disqualified from voting can act as a proxy for non-disqualified persons so long as such shareholder votes in accordance with the directions on the proxy form. If the resolution is required by the ASX Listing Rules and the Chairman is disqualified from voting but is appointed proxy by a non-disqualified shareholder he or she may act as proxy so long as the acknowledgement required by the ASX Listing Rules is provided by the non-disqualified shareholder.

Item 10 Additional Information - Constitution    141

Disenfranchisement

If the Board (or the New Zealand Government, which is the holder of the Kiwi Share, after consultation with the Board) determines that there are reasonable grounds for believing that a person has a relevant interest in voting shares in excess of the limitations described below under the heading “Limitations on Shareholders” (“Affected Shares”), the Board (or the holder of the Kiwi Share if the Board fails to act in a manner that remedies the basis of the determination) may, after following certain procedures, prohibit the exercise of voting rights (in which case voting rights vest in the chairperson). The shareholder may still attend and speak at the meeting.

See “Limitation on Shareholdings” below for more information in relation to Affected Shares and “Alteration of rights” below for information in relation to other circumstances in which a holder of shares may be disenfranchised.

ADR holders’ voting rights

The holders of ADRs at the close of business on the record date are entitled, subject to the terms of the Deposit Agreement, to instruct the Depositary as to the exercise of the voting rights pertaining to the ADR holder’s ADSs. The Depositary will endeavour to vote the shares so represented in accordance with such instructions. The Depositary will not vote the shares so represented unless it has received instructions from the relevant ADR holder. The Depositary may only vote shares in the event of a poll.

The Depositary will demand a poll only if specifically instructed by at least five ADR holders or by holders of ADRs evidencing ADSs which:

•	represent not less than 10% of the total voting rights capable of being cast at such meeting;

•	which confer a right to vote at such meeting and on which the aggregate sum paid to Telecom represents not less than 10% of the total sum paid to Telecom on all shares which confer a right to vote at such meeting.

The Deposit Agreement does not provide ADR holders the right to cause the Depositary to request a meeting of shareholders.

See “Limitations on Shareholdings” below in relation to the circumstances where ADR holders could be disenfranchised. Also see “Alteration of rights” below in relation to other circumstances in which a holder may be disenfranchised.

Limitations on shareholdings

The constitution provides that:

•	no person may have a Relevant Interest in 10% or more of Telecom’s voting shares without the prior written approvals of the Board and the New Zealand Government which is the holder of the Kiwi Share;

•	no person who is not a New Zealand national may have a Relevant Interest in more than 49.9% of Telecom’s voting shares without, and except in accordance with, the prior written approval of the New Zealand Government, which is the holder of the Kiwi Share.

The term “Relevant Interest”, is broadly defined to include beneficial ownership, the power to vote or control the vote of voting shares, the power to acquire or

Item 10 Additional Information - Constitution    142

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

The Board may force the sale of Affected Shares (see “Disenfranchisement” above for a description of “Affected Shares”). The Board may also decline to register a transfer of shares (other than a class transfer) if it reasonably believes that the transfer would breach the shareholding limitation restrictions. Each holder of ADRs is also subject to the provisions of the constitution restricting ownership of shares. The Board and/or the holder of the Kiwi Share may enforce these provisions of the constitution against the Depositary or the Custodian as the registered holders of shares relating to the ADRs that have been issued.

The NZX Listing Rules also require a shareholders’ resolution before Telecom can issue, acquire, or redeem securities where it is significantly likely that after such a transaction a shareholder who holds 1% or more of Telecom’s voting securities will materially increase its ability to exercise effective control of Telecom.

Overseas persons who acquire shares in Telecom must also comply with the Overseas Investment Regulations 1995, or Overseas Investment Regulations. The High Court of New Zealand can order the disposal of shares acquired in contravention of the Overseas Investment Regulations. The Overseas Investment Regulations require that an overseas person obtains consent from the Overseas Investment Commission before the overseas person enters into certain acquisitions of shares or interests in shares. The acquisitions for which consent is required are acquisitions which result in the overseas person:

•	acquiring a beneficial entitlement to or interest in 25% or more of the outstanding shares or interests, or the right to exercise or control the exercise of 25% or more of the votes entitled to be cast at a Telecom meeting;

•	increasing its entitlements, interests or rights beyond 25%;

•	being able to appoint or control the appointment of 25% or more of the Board.

There are limited exceptions to these requirements.

An overseas person is a company or body corporate incorporated outside New Zealand, subsidiaries of an overseas person (as defined by the Overseas Investment Regulations), any company or building society the shares or voting power of which is held 25% or more by an overseas person or persons, a person who is not a New Zealand citizen and not ordinarily resident in New Zealand (as defined in the Overseas Investment Regulations) and any nominee of any overseas person. “Nominee” has an extended definition under the Overseas Investment Regulations.

Under the U.S. Williams Act, persons who beneficially own more than 5% of a class of equity security registered under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, must provide certain information to the issuer, the U.S. Securities Exchange Commission, or SEC, and the U.S. exchange on which the security is traded, within 10 days after such person acquires the securities that trigger that filing requirement. Under the Williams Act, it is unlawful for any person to make a tender offer for a security registered under the Exchange Act if success in that offer would result in beneficial ownership of more than 5% of the class, unless certain filings are made with the SEC.

Item 10 Additional Information - Constitution    143

Consequences of “limitations on shareholdings” for ADR holders

Each ADR holder (including a holder with a Relevant Interest in ADRs, or Beneficial Holder) acknowledges that it is bound by, and that no person shall have a Relevant Interest (as defined in the constitution and described under the heading “Limitations on Shareholdings” above) which exceeds the limits in the constitution.

The Board and/or the holder of the Kiwi Share (which is the New Zealand Government) may under the constitution enforce the constitution’s limitations on share ownership against the Custodian or Depositary or any of their respective nominees (including without limitation causing the withdrawal of the right of the Depositary or the Custodian or any of their respective nominees to vote Affected Shares, or causing a sale of all or part of the Affected Shares).

Where the Depositary, the Custodian or their nominee receives a notice from the Board or the Kiwi Shareholder that a Beneficial Holder holds Affected Shares, the Depositary must notify the Beneficial Holder that it must immediately take all such steps as may be required to become the registered holder of the ADRs representing the Affected Shares on the books of the Depositary. The Depositary must also deny the voting instruction rights attaching to any ADR representing Affected Shares to the extent the Depositary is denied voting rights as notified in the notice received from the Board or Kiwi Shareholder.

Under the constitution, the Board and Kiwi Shareholder may sell Affected Shares for the account of the registered holder. If any Affected Shares represented by ADRs are sold by the Board or Kiwi Shareholder, those ADRs shall thereafter represent only the right to receive any cash received by the Depositary arising from the sale less the fees of the Depositary for cancellation of the ADRs and any expenses incurred or paid by the Depositary in distributing such cash and unsold shares to the holder of the ADRs. Forthwith upon receiving notice from the Depositary that the Affected Shares have been sold, the Beneficial Holder must surrender the relevant ADRs for cancellation and, if applicable, issuance of a new ADR.

Item 10 Additional Information - Constitution    144

Mergers and acquisitions

The Takeovers Code, or Code, limits the holding or control of shares. The “fundamental rule” of the Code prohibits a person from becoming the holder or controller of an increased percentage of voting rights in Telecom if the holder and its “associates” (which is very widely defined in the Code) would afterwards control more than 20% of the voting rights, unless the increase fits within one of the exceptions to the fundamental rule or the Takeovers Panel (established under the Takeovers Act 1993) grants an exemption. A person who already holds or controls more than 20% of such voting rights cannot increase that level of voting rights except in compliance with the Code or through an exemption.

The exceptions to the fundamental rule are:

•	a full offer for all of Telecom’s voting securities and non-voting equity securities;

•	a partial offer (for less than 100%) to all holders of Telecom’s voting securities for a specific percentage of the voting securities. If the offeror already holds or controls 50% or less, the offer must be for securities which will result in the offeror holding or controlling more than 50% of the voting rights. A partial offer can be made for a lesser percentage if a written shareholder approval procedure is followed and is successful;

•	an acquisition or allotment approved by a resolution of shareholders (persons acquiring and disposing of the securities and their associates may not vote on the proposal);

•	an acquisition by a person who holds or controls more than 50% but less than 90% of the voting rights of up to 5% of the total voting rights in any 12 month period. No such increase applies to persons holding between 20% and 50%;

•	no restrictions apply to a person holding or controlling 90% or more of the voting rights. Above the 90% threshold, the person may compulsory acquire the remaining securities and each remaining holder may require the person to acquire the remaining holder’s securities;

•	an offer made pursuant to an exemption granted by the Takeovers Panel.

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

The Code contains detailed requirements for partial offers and full offers, and other features which include:

•	detailed disclosure requirements for both the offeror and Telecom’s Board specifying the contents of the offeror’s takeover notice and Telecom’s statement in response;

•	an offer must be on the same terms and conditions, including the same consideration, to all holders of securities of the same class;

Item 10 Mergers and Acquisitions    145

•	a requirement for directors to obtain a report on the merits of an offer from an advisor whom the Takeovers Panel considers is independent and has approved;

•	the offer must be open between 30 and 90 days, although a full offer can be extended up to 60 days if it is not conditional on a minimum level of acceptance or minimum acceptance conditions have been satisfied;

•	where the offeror holds or controls less than 50% of the voting securities, the offer must be conditional on receiving acceptances which will bring total voting rights that the offeror holds above the 50% threshold, unless it is a partial offer and shareholder approval for a lesser percentage is obtained;

•	although an offer can be conditional, the conditions cannot depend on the judgment of the offeror or any of their associates or be within the power or control of the offeror or any of their associates;

•	offers may be varied to increase the consideration or add a cash component to the consideration. If the offer is varied, the variation must apply to all offerees whether or not they have already accepted;

•	restrictions, except in limited circumstances, on any tactics by directors which might “frustrate” an offer.

If the Code is breached, the Takeovers Panel has a limited power to make restraining orders on any terms and conditions the Panel thinks fit preventing an acquisition or suspending the right to vote securities acquired in breach of the Code, for a period of up to 21 days. Otherwise, the remedy for non-compliance with the Code is to apply to the High Court of New Zealand, which has the power to grant much wider orders restraining conduct, directing the sale of securities or controlling the exercise of voting rights. The Court may excuse contravention where the breach was inadvertent, and the Takeovers Panel may grant retrospective exemptions. In addition, the Takeovers Act 1993 provides for the Court to impose financial penalties for a contravention of the Code. The Takeovers Panel and the Court cannot compel the party in breach to make a full takeover offer.

Disclosure of shareholder ownership

Securities Markets Act

Under the Securities Markets Act 1988, or Securities Markets Act, persons who hold relevant interests in 5% or more of Telecom’s voting securities (including persons who hold such an interest through the holding of ADRs) are required to notify Telecom and NZX of their interests in writing and in a prescribed form, on commencing to have such an interest, ceasing to have such an interest and changes of 1% in their interest or of changes to the nature of their interest. The term “relevant interest” is broadly defined by the Securities Markets Act, as described under the heading “Limitations on Shareholdings” above. Relevant interests held by related companies are aggregated. Telecom must inform ASX on receipt of such notices.

Depositary agreement

Each Beneficial Holder shall provide information requested by Telecom, the Board or the Kiwi Shareholder, pursuant to New Zealand law, the Constitution, the NZX Listing Rules and the requirements of any other Stock Exchange on which Telecom shares are listed. This information may include the capacity in which ADRs or shares are owned or held, the identity, address, and nature and extent of interest of such holder and such other information that is likely to assist in identifying a “relevant interest” holders and the nature of that interest.

Item 10 Mergers and Acquisitions    146

On such information being requested, an ADR holder must inform the Depositary in writing of all relevant information, and the Depositary will, unless otherwise instructed by Telecom, forthwith pass on such information to Telecom.

Ownership limits

The ASX Listing Rules require Telecom to immediately inform ASX if Telecom becomes aware of 1% changes in holdings, of persons whose holding (prior to the change) was within 5% of a shareholding limit imposed by New Zealand law or Telecom’s constitution, and when any shareholder ceases to have a shareholding within 5% of those limits.

Telecom must also inform ASX of the action Telecom will take to divest the securities which cause the shareholding limit imposed by either New Zealand law or Telecom’s constitution to be exceeded (see “Limitations on Shareholdings” above).

Item 10 Mergers and Acquisitions    147

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

This summary does not describe United States federal estate and gift tax considerations, nor state and local tax considerations within the United States, and is not a comprehensive description of all United States federal or New Zealand tax considerations that may be relevant to a decision to purchase, sell or hold ADSs or shares. Furthermore, this summary does not address United States federal income tax or New Zealand income tax considerations relevant to holders of ADSs or shares who are subject to taxing jurisdictions other than or in addition to the United States and New Zealand, and does not address all possible categories of United States holders, some of which (such as tax-exempt entities, insurance companies, securities dealers, holders who hold ADSs or shares as part of a hedging, straddle or conversion transaction, holders of 10% or more of the total combined voting power of Telecom shares) may be subject to special rules.

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

For United States federal income tax purposes, holders of ADSs will be treated as owners of the underlying shares represented by the ADSs.

Item 10 Material Contracts, Exchange Controls and Taxation    148

Dividends

For United States federal income tax purposes, the gross amount of all dividends paid (without reduction for New Zealand withholding tax) with respect to ADSs or shares out of current or accumulated earnings and profits as determined under United States federal income tax principles, or E&P, to a United States holder will be treated as foreign source ordinary income to such holder. See “New Zealand Taxation – Dividends.” Dividends paid to non-corporate United States holders after 31 December 2002 and before 1 January 2009 that constitute qualified dividend income will be taxable at a maximum rate of 15%, provided that the ADSs or shares are held for more that 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Telecom believes that dividends that Telecom pays with respect to ADSs or shares generally will be qualified dividend income. United States corporations that hold ADSs or shares will generally not be entitled to the dividends received deduction generally available for dividends received from United States corporations (and certain non-United States corporations). To the extent a distribution exceeds E&P, it will be treated first as a return of the holder’s basis to the extent thereof, and then as gain from the sale of a capital asset.

A distribution of shares by Telecom to its shareholders that is made as part of a pro-rata distribution to all shareholders of Telecom generally will not be treated as a taxable dividend to United States holders.

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

The withholding tax imposed by New Zealand is a creditable foreign tax for United States federal income tax purposes in an amount generally equal to the U.S. dollar equivalent of the withholding tax paid (i) for cash basis taxpayers, at the conversion rate in effect on the day the withholding tax is paid, or (ii) for accrual-basis taxpayers, at the average exchange rate for the taxable year to which the withholding tax relates (or for tax years beginning after 31 December 2004, at the conversion rate in effect on the day the witholding tax is paid if the accrual basis taxpayer makes such an election). Therefore, the holder will generally be entitled to treat the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid if the holder does not elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended, or the Code.

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

Item 10 Taxation    149

would be the case if they held United States assets instead of the ADSs or shares. In certain circumstances, this could reduce the United States holder’s ability to utilise foreign tax credits. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Other limitations on the use of foreign tax credits include the facts that the foreign tax credit limitation described above must be computed separately for specific classes of income, and that foreign tax credits may not reduce alternative minimum tax by more than 90% of what it would be without foreign tax credits (however, for tax years beginning after 31 December 2004, the 90% limit on use of the alternative minimum tax foreign tax credit is repealed). The availability of the foreign tax credit and the application of the limitations on the credit are fact-specific and investors should consult their own tax advisors regarding their individual circumstances.

Capital gains and losses

Gain or loss recognised by a United States holder on the sale or other disposition of ADSs or shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the holder’s basis in the ADSs or shares and the amount realised upon their disposition. Capital losses are generally deductible only against capital gains and not against ordinary income. The capital gain or loss will be long-term or short-term depending on whether the holder has held the ADSs or shares for (i) more than one year (which is subject to a maximum rate of 15% for certain non-corporate taxpayers if the gain is recognised on or after 6 May 2004 and before 1 January 2009), (ii) not more than one year (which is subject to a maximum rate of 35% for certain non-corporate taxpayers, respectively).

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

Item 10 Taxation    150

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

New Zealand operates a full imputation system of corporate taxation. Under the imputation system, New Zealand tax paid by Telecom gives rise to credits (known as imputation credits) which can be attached to its dividends and used by a shareholder which is treated as a resident for New Zealand tax purposes to offset such holder’s New Zealand income tax liability on those dividends. A United States holder cannot directly credit these imputation credits against such holder’s withholding tax liability. However, the financial impact of the New Zealand withholding tax on cash dividends paid to a United States holder can be reduced under the New Zealand Foreign Investor Tax Credit, or FITC regime.

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

Item 10 Taxation    151

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

Share repurchases and cancellations by Telecom are subject to a regime which treats the repurchase or cancellation amount as a dividend to the extent that it exceeds the amount of available subscribed capital in Telecom. Available subscribed capital is essentially the amount paid to Telecom in respect of the issue of shares, less amounts of subscribed capital already returned to shareholders. If the amount paid on cancellation or redemption is less than the amount of Telecom’s available subscribed capital, the payment is generally not treated as a dividend. However, where shares are repurchased off-market and aggregate payments to shareholders are less than 10% of the market value of all shares in Telecom or to the extent the repurchase is in lieu of a dividend, payments to shareholders are treated entirely as dividends. Where Telecom repurchases shares on-market, amounts received by shareholders are not dividends in the shareholders’ hands. However, to the extent the payments for on-market repurchases exceed the available subscribed capital, tax is effectively required to be paid by Telecom on that excess amount.

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

Other taxes

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

Item 10 Taxation    152

Provisional tax

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

Continuity of ownership requirement

Telecom must satisfy continuity of ownership requirements to retain its imputation credits. To this end, it must maintain at least 66% of its ownership on a continuous basis from the date it derives imputation credits (i.e., pays a tax instalment) to the date it attaches those imputation credits to dividends (i.e., the date of the payment of the dividend). Accordingly, imputation credits in Telecom’s imputation credit account will be lost upon the occurrence of a more than 34% change in its ownership at any time between the derivation of those credits and the attaching of those credits to dividends.

Ownership is measured by reference either to shareholders’ voting interests or, in certain circumstances, to both voting interests and the market value of interests held in a company. In some cases, an attribution rule can apply to treat all less-than 10% non-associated shareholders in Telecom as a single notional person. When this attribution rule applies, changes in the individual holding of these shareholders can be disregarded for calculating continuity of ownership.

Other credits

Telecom may from time to time have other tax credits that it is able to attach to dividends. Considerations similar to those applying to imputation credits will arise. However, in the context of a conduit tax relief credit, the continuity of ownership requirement focuses on changes in the relative level of New Zealand resident and non-New Zealand resident shareholders in Telecom. If the percentage of New Zealand resident shareholders increases by more than 34% since a conduit tax relief credit (which has not been attached to a dividend) was generated, that conduit tax relief credit is lost and an equivalent tax payment must be made by Telecom.

Item 10 Taxation    153

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Telecom is exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. Telecom employs risk management strategies including the use of derivatives such as interest rate swaps, interest rate options, foreign currency forwards, foreign currency swaps and cross currency interest rate swaps to manage these exposures. Any gains or losses on these hedging financial instruments are generally offset by gains or losses on the underlying exposures being hedged. Telecom monitors the use of derivative financial instruments through the use of well-defined market and credit risk limits and timely reports to senior management. Telecom does not hold or issue derivative financial instruments for trading purposes. All contracts have been entered into with major creditworthy financial institutions, and the risk associated with these transactions is the cost of replacing these agreements at the current market rates in the event of default by the counterparts. Telecom does not have significant concentration of risk with any single party in any of its financial instruments.

Telecom is also exposed to market risk arising from changes in equity prices with respect to its investments in shares in listed companies.

Interest rate risk management

The objectives of interest rate risk management are to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom’s interest expense/net earnings within policies approved by the Telecom Board.

Telecom has used cross currency interest rate swaps to convert foreign currency borrowings into floating rate New Zealand dollar and Australian dollar exposure. Interest rate swaps have been used to convert the majority of this floating rate exposure into fixed rate exposure. As a consequence Telecom’s interest rate exposure is limited to New Zealand and Australian yield curves.

The following table provides a sensitivity analysis of the estimated fair values of long-term debt and related derivatives, assuming an instantaneous 100 basis point upward and downward parallel shift in New Zealand and Australian yield curves as at 30 June 2004 and 2003. The probability of this actually occurring in practice is not factored into the model. The selection of a 100 basis point shift is provided as an indicative measure of the sensitivity of Telecom’s debt and derivative portfolios to movements in interest rates.

The model used to make the disclosures contained in the table calculates the fair value of each financial instrument against a swap curve obtained from independent market participants adjusted by an appropriate credit margin. There have been no material changes in the parameters of that model for the period ended 30 June 2004 and there are no material limitations that would cause the disclosures in the table to not fully reflect the net market risk exposure.

Item 11 Quantitative and Qualitative Disclosures about Market Risk    154

NZ$ billions	Fair value	Fair value assuming 100 basis point upward shift	Fair value assuming 100 basis point downward shift
As at 30 June 2004
Long-term debt and related derivatives (NZ yield curve exposure)	3.8	3.8	3.9
Long-term debt and related derivatives(Australian yield curve exposure)	0.6	0.5	0.6

Total	4.4	4.3	4.5

As at 30 June 2003
Long-term debt and related derivatives (NZ yield curve exposure)	4.6	4.4	4.7
Long-term debt and related derivatives(Australian yield curve exposure)	0.6	0.6	0.6

Total	5.2	5.0	5.3

Foreign exchange risk management

Telecom’s primary objective in managing foreign exchange risk is to protect against the risk that the eventual NZ dollar net cash flows resulting from purchases from foreign suppliers and foreign currency borrowings and expenditure will be adversely affected by changes in foreign currency exchange rates.

As at 30 June 2004, Telecom had used cross currency interest rate swaps with a contract value of NZ$2,870 million to hedge long-term debt denominated in US dollars, Euros and Japanese yen into New Zealand dollars. At 30 June 2004 Telecom had used cross currency interest rate swaps with a contract value of A$483 million (New Zealand dollar equivalent NZ$530 million) to hedge long-term debt denominated in US dollars into Australian dollars for the purpose of funding AAPT.

As at 30 June 2003, Telecom had used cross currency interest rate swaps with a contract value of NZ$3,017 million to hedge long-term debt denominated in US dollars, Euros, Swiss francs and Japanese yen into NZ dollars. At 30 June 2003 Telecom had used cross currency interest rate swaps with a contract value of A$483 million to hedge long-term debt denominated in US dollars into Australian dollars for the purpose of funding AAPT.

As at 30 June 2004, Telecom had also used foreign exchange forwards with contract values of NZ$1,322 million to hedge firm purchase commitments (mainly denominated in US dollars) fair value changes in foreign currency receivables and payables and to hedge its net investments in foreign operations. As at 30 June 2003, Telecom had used foreign exchange forwards with contract values of NZ$1,474 million to hedge firm purchase commitments (mainly denominated in US dollars) fair value changes in certain foreign currency receivables and payables and to hedge its net investments in foreign operations.

Item 11 Quantitative and Qualitative Disclosures about Market Risk    155

The following table provides a sensitivity analysis of the estimated fair values of foreign exchange contracts, firm purchase commitments, fair value hedges of changes in foreign currency receivables and payables and Telecom’s net investments in foreign operations assuming a 10% increase or decrease in the various exchange rates to which Telecom is exposed. The probability of this actually occurring in practice is not factored into the model. The selection of a 10% increase or decrease is provided as an indicative measure of the sensitivity of Telecom’s derivative portfolio to movements in exchange rates.

The model used to make the disclosures contained in the table calculates the fair value of each financial instrument against an appropriate forward curve sourced from quoted market rates. There have been no material changes in the parameters of that model for the period ended 30 June 2004 and there are no material limitations that would cause the disclosures in the table to not fully reflect the net market risk exposure.

NZ$ millions	Fair value	Fair value assuming 10% increase	Fair value assuming 10% decrease
As at 30 June 2004
Foreign currency forward exchange contracts
Cash flow hedges of firm purchase commitments	(11)	(29)	9
Fair value hedges of changes in foreign currency receivables and payables	—	(2)	4
Hedges of net investments in foreign operations	(4)	93	(123)

Total	(15)	62	(110)

As at 30 June 2003
Foreign currency forward exchange contracts
Cash flow hedges of firm purchase commitments	(18)	(40)	9
Fair value hedges of changes in foreign currency receivables and payables	(5)	(10)	1
Hedge of net investments in foreign operations	(5)	97	(130)

Total	(28)	47	(120)

The functional currency for substantially all of Telecom’s foreign operations is the local currency. The translation of Statement of Financial Performance and Statement of Financial Position balances of these entities into NZ dollars results in translation adjustments, which are recorded in the foreign currency translation reserve. As at 30 June 2004, Telecom’s primary translation exposure was to the Australian dollar in respect of the Australian subsidiary that holds the investment in AAPT. This exposure is partially hedged, with gains or losses on the hedging contract also recorded in the foreign currency translation reserve, the impact of which is included in the table above.

Item 11 Quantitative and Qualitative Disclosures about Market Risk    156

Equity risk

Telecom holds minority investments in publicly listed companies, principally Independent Newspapers Limited, at 30 June 2004 and Independent Newspapers Limited and Sky Network Television Limited, at 30 June 2003. These investments expose Telecom to the risk of movements in the market prices of these listed securities. Telecom does not hedge this risk. The following table provides a sensitivity analysis of the estimated fair value of listed securities as at 30 June 2004, assuming a 10% increase and decrease in the market prices of securities in which Telecom holds investments. Fair values have been calculated based upon closing market prices and there are no material limitations that would cause the disclosures in the table to not fully reflect the net market risk exposure.

NZ$ millions	Fair value	Fair value assuming 10% increase in share price	Fair value assuming 10% decrease in share price
As at 30 June 2004
Listed securities	207	227	186
As at 30 June 2003
Listed securities	369	406	332

Item 11 Quantitative and Qualitative Disclosures about Market Risk    157

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Disclosures and Controls

Telecom’s management, with the participation of Telecom’s Chief Executive Officer and Telecom’s Chief Financial Officer, evaluated the effectiveness of Telecom’s disclosure controls and procedures (as this term is defined in Rule 13a-15(e) under the United States Securities Exchange Act of 1934) as of 30 June 2004. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation and taking into account the foregoing, Telecom’s Chief Executive Officer and Telecom’s Chief Financial Officer concluded that, as of 30 June 2004, Telecom’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by Telecom in the reports that it files or submits under the United States Securities Exchange Act of 1934 is recorded, processed, summarized and reported on a timely basis.

Internal Controls

There have been no changes in Telecom’s internal control over financial reporting (as this term is defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934) during the year ended 30 June 2004 that have materially affected, or are reasonably likely to materially affect, Telecom’s internal control over financial reporting.

Item 16. Reserved

Not applicable.

Items 12 to 16    158

Item 16A. Audit Committee Financial Expert

Telecom’s Board has determined that Paul Baines is an “audit committee financial expert” for the purposes of the SEC’s rules.

The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. A person who is deemed a “financial expert” is not deemed to be an expert for any other purpose, including for the purposes of section 11 of the United States Securities Exchange Act of 1934.

Item 16B. Code of Ethics

Telecom expects all its employees and directors to maintain the highest ethical standards. Telecom’s Code of Ethics establishes the framework by which Telecom employees (including the Chief Executive Officer and Chief Financial Officer) are expected to conduct their professional lives, by facilitating behaviour and decision-making that meets Telecom’s business goals and is also consistent with Telecom’s values, policies and legal obligations. The Code of Ethics is available to all Telecom employees via Telecom’s intranet site.

The Code of Ethics addresses:

•	conflicts of interest;

•	receipt of gifts;

•	corporate opportunities;

•	confidentiality;

•	expected behaviours (including fair dealing);

•	the proper use of Telecom’s assets and information, compliance with laws and Telecom policies;

•	delegated authority;

•	reporting issues regarding breaches of the Code of Ethics, legal obligations or other Telecom policies.

Telecom also has a Directors’ Code of Ethics which addresses similar topics and establishes the behaviour expected of directors.

The Code of Ethics and Directors’ Code of Ethics, Board Charter and other information relating to Telecom’s corporate governance practices are available on Telecom’s website. The NYSE has recently adopted corporate governance standards for companies listed on the NYSE. The NYSE has granted foreign private issuers, such as Telecom, a “home country” exemption from most of these requirements. Telecom is, however, required to provide a brief description of the material differences between Telecom’s corporate governance practices and the NYSE corporate governance requirements either in Telecom’s annual report sent to shareholders or on Telecom’s website. This description, along with the certification from the Chief Executive Officer that Telecom’s corporate governance practices do not violate the provisions of the applicable NYSE corporate governance listing standards, is available on Telecom’s website at www.telecom.co.nz “About Telecom”, “Governance at Telecom”, “Governance Checklists”.

Copies of Telecom’s Code of Ethics, Directors’ Code of Ethics and Board Charter are available free of charge on request to the Company Secretary, by emailing TelecomBoard@telecom.co.nz or calling +64 4 498 9059.

Item 16A and 16B    159

Item 16C. Principal Accountant Fees

KPMG were the principal auditors for the years ended 30 June 2004 and 30 June 2003. PricewaterhouseCoopers were the principal auditors for the year ended 30 June 2002.

	Telecom Group
	Year ended 30 June
(Dollars in thousands)	2004	2003	2002
	$000	$000	$000
Fees paid to principal auditors:
Audit of financial statements	1,900	1,644	1,593
Other assurance services	846	350	55
Taxation services	—	—	1,902
Other services	57	22	1,565

Total fees paid to principal auditors	2,803	2,016	5,115

Other assurance services relate to the audit of regulatory disclosures such as the Telecom List of Charges and the Telecommunications Service Obligation, or TSO, as required by Telecommunications legislation.

“Other services” for the years ended 30 June 2004 and 2003 principally comprise accounting policy advice. Other services in the year ended 30 June 2002 principally comprised regulatory consultancy work and transaction advice provided by PricewaterhouseCoopers.

External audit independence policy

Under Telecom’s External Audit Independence Policy the Audit and Risk Management Committee must pre-approve all audit and related assurance services provided by the auditor. The Committee may delegate pre-approval authority to one or more of its members, and it is proposed the Committee delegate this authority to the Committee Chairman.

The Policy prohibits the auditor from providing certain specified services and is designed to ensure that related assurance services provided by Telecom’s auditors are not perceived as conflicting with the independent role of the auditor.

The general principles to be applied in assessing related assurance services are as follows:

•	the external auditor should not have any involvement in the production of financial information or preparation of financial statements such that they might be perceived as auditing their own work. This includes the provision of valuation services where such valuation forms an input into audited financial information;

•	the external auditor should not perform any function of management, or be responsible for making management decisions;

•	the external auditor should not be responsible for the design or implementation of financial information systems; and

•	the separation between internal and external audit should be maintained.

Item 16C    160

Aside from core audit services, Telecom’s auditors may provide the following services, with prior approval from the Audit and Risk Management Committee:

•	other assurance services (e.g. Telecommunications Service Obligation certification, trust deed reporting);

•	accounting policy advice (including opinions on compliance with New Zealand, international and United States Generally Accepted Accounting Practice);

•	listing advice; and

•	accounting/technical training.

However, it is not considered appropriate for Telecom’s auditors to provide:

•	book keeping/other services related to accounting records or financial statements;

•	the design of financial information systems;

•	appraisal / valuation services / opinions as to fairness;

•	internal audit services;

•	structured finance advice;

•	due diligence services;

•	legal services (these are services that could only be provided by a person who is qualified in law);

•	tax planning, strategy and compliance services;

•	management functions;

•	broker / dealer / investment adviser / investment banking services;

•	services of an expert as an advocate;

•	actuarial services;

•	provision of temporary staff for appropriate assignments; and

•	assistance in the recruitment of senior management.

The External Audit Independence Policy can be viewed on Telecom’s website at www.telecom.co.nz “About Telecom”, “Governance at Telecom”, “Governance Policies”.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser

Not applicable.

Item 16D and 16E    161

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

In response to this item, Telecom incorporates by reference:

1.	The report of KPMG Independent Registered Public Accountants set forth on page F-1.

2.	The report of PricewaterhouseCoopers Independent Registered Public Accountants set forth on page F-2.

3.	The Consolidated Financial Statements including the Notes set forth on pages F-3 to F-63.

Items 17 - 18     162

Item 19. Exhibits

1.	The Telecom constitution as amended at the Annual Meeting of Shareholders held on 7 October 2004 (submitted to the Commission under cover of Form 6-K dated 14 October 2004).

2.1	Fourth Amended and Restated Deposit Agreement between Telecom, Citibank N.A., and Holders and Beneficial Owners of American Depositary Shares (submitted to the Commission under cover of Form 6-K dated 17 April 2003).

2.2	Trust Deed dated 17 March 2000 as amended by First Supplemental Trust Deed dated 1 June 2001 and by Supplemental Trust Deed dated 30 November 2001 relating to a Euro Medium-Term Note Programme, between TCNZ Finance Limited as Issuer, Telecom Corporation of New Zealand Limited and several of its guaranteeing subsidiaries named therein as Guarantors, and The Law Debenture Trust Corporation p.l.c. as Trustee (submitted to the Commission under cover of Form 6-K dated 5 December 2001). In addition, Telecom is party to a number of other instruments defining the rights of holders of long-term debt. None of these instruments covers securities in an amount in excess of 10% of Telecom’s total assets. Telecom will furnish copies of those instruments to the Commission upon its request.

Exhibits    163

4.1	Telecom Share Option Scheme Rules (filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2003).

4.2	Telecom Restricted Share Scheme Rules (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2003).

4.3	Telecom Share Rights Scheme (filed as Exhibit 4.3 to the Form 20-F for the fiscal year ended 30 June 2003).

4.4	Agreement for Sale and Purchase of Mobile Radio Network Assets between Telecom New Zealand Limited and TeamTalk Limited dated 14 May 2001 (submitted to the Commission under cover of Form 6-K dated 5 December 2001).

4.5	Agreement for Sale and Purchase of Mobile Radio Network Assets between Telecom New Zealand Limited and TeamTalk Limited dated 30 June 2003 (filed as Exhibit 4.5 to the Form 20-F for the fiscal year ended 30 June 2003).

4.6	Chief Executive’s Employment Contract plus amendments thereto as follows:

•	Appointment Letter dated 10 August 1999.

•	Telecom Executive Option Scheme Offer Letter dated 10 August 1999.

•	Telecom Executive Option Scheme Offer Letter dated 7 August 2000.

•	Remuneration Letter dated 21 August 2001.

•	Telecom Share Option Scheme Grant Letter dated 28 September 2001 this was submitted to the Commission under cover of Form 6-K dated 5 December 2001.

•	Telecom Share Option Scheme Grant Letter and certificate dated 11 September 2002.

•	Remuneration Letter dated 15 November 2002.

(filed as Exhibit 4.5 to the Form 20-F for the year ended 30 June 2002).

•	Remuneration letter dated 11 November 2003 (filed as Exhibit 4.7 to the Form 20-F for the year ended 30 June 2003)

•	Chief Executive’s remuneration letter dated 8 December 2004.

4.7	Forms of Director appointment letters for directors appointed after 1 May 2004

Forms of Director confirmation letters for directors appointed after 1 May 2004

4.8	Form of Executive Officer employment contract.

4.9	Performance Option Scheme and Grant Letter (filed as Exhibit 4.8 to the Form 20-F for the fiscal year ended 30 June 2003).

4.10	Performance Incentive Scheme (filed as Exhibit 4.9 to the Form 20-F for the fiscal year ended 30 June 2003).

Exhibits    164

4.11	Telecommunications Service Obligations Deed for Local Residential Telephone Service (submitted to the Commission under cover of Form 6-K dated 23 January 2002).

Certain schedules, exhibits or annexes have been omitted. Telecom hereby undertakes to provide them to the Commission upon its request.

8.	List of Significant Subsidiaries.

11.	The Code of Ethics and Directors’ Code of Ethics.

12.	Certifications under section 302 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2004 by each of the Chief Financial Officer and Chief Executive Officer.

13.	Certifications under section 906 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2004 by each of the Chief Financial Officer and Chief Executive Officer.

Exhibits    165

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

/s/ Theresa Gattung
By:	Theresa Gattung
Its:	Chief Executive Officer and Managing Director

Date:	22 December 2004

Report of Independent Registered Public Accounting Firm Auditors

To the Board of Directors and Shareholders of Telecom Corporation of New Zealand Limited:

We have audited the accompanying consolidated statements of financial position of Telecom Corporation of New Zealand Limited and its controlled entities (the Group) as of June 30, 2004 and 2003, and the related consolidated statements of financial performance and cash flows for the years then ended, all expressed in New Zealand dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in New Zealand and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of June 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in New Zealand.

Accounting principles generally accepted in New Zealand vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

KPMG

Wellington, New Zealand

22 December, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and

Shareholders of Telecom Corporation of New Zealand Limited

In our opinion, the accompanying consolidated statements of financial performance, movements in equity and cash flows present fairly, in all material respects, the results of operations and cash flows of Telecom Corporation of New Zealand Limited (the “Company”) and its subsidiaries for the year ended 30 June 2002, in conformity with generally accepted accounting practice in New Zealand. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with New Zealand and United States’ generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Generally accepted accounting practice in New Zealand vary in certain significant respects from generally accepted accounting principles in the United States. The application of the latter would have affected the determination of consolidated net earnings expressed in New Zealand dollars for the year ended 30 June 2002 to the extent summarized in Note 28 to the consolidated financial statements.

PricewaterhouseCoopers
Chartered Accountants
8 August 2002	Wellington, New Zealand

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Performance

For the year ended 30 June 2004

		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2004 $	2003 $	2002 $
Operating revenues
Local service		1,120	1,110	1,080
Calling	2	1,446	1,542	1,763
Interconnection		193	154	145
Cellular and other mobile services		813	796	822
Data, Internet and solutions	2	1,004	923	875
Other operating revenues	2	776	666	852
Abnormal revenues	4	28	—	—

		5,380	5,191	5,537

Operating expenses
Labour	3	594	548	599
Cost of sales		1,472	1,418	1,759
Other operating expenses	3	942	909	914
Abnormal expenses	4	121	—	862
Share of associate companies losses after income tax		—	—	1

		3,129	2,875	4,135

Depreciation and amortisation	5	(823)	(820)	(815)
Interest income		27	14	17
Interest expense	6	(361)	(407)	(430)

Earnings before income tax		1,094	1,103	174

Income tax expense	7	(337)	(391)	(365)

Earnings/(loss) after income tax		757	712	(191)

Minority interests in (profits)/loss of subsidiaries		(3)	(3)	3

Net earnings/(loss) attributable to shareholders	24	754	709	(188)

Net earnings/(loss) per share		$0.39	$0.38	$(0.10)

Weighted average number of ordinary shares outstanding (in millions)		1,922	1,887	1,863

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Movements in Equity

For the year ended 30 June 2004

		Year ended 30 June
(Dollars in millions)	note	2004 $	2003 $	2002 $
Equity at the beginning of the year		1,767	1,328	2,003

Total recognised revenues and expenses
Net earnings/(loss) attributable to shareholders		754	709	(188)
Minority interests in profits/(loss) of subsidiaries		3	3	(3)
Movement in foreign currency translation reserve	17	(45)	(40)	(191)

		712	672	(382)

Contributions from owners
Capital contributed	17	163	146	80
Movement in deferred compensation		1	1	—
Additional minority interest		—	—	2

		164	147	82

Distributions to owners
Dividends:
Parent	17	(488)	(428)	(423)
Minority interests		(2)	(2)	(2)
Tax credit on supplementary dividends	17	55	52	50
Buy-out of minority interest		—	(2)	—

		(435)	(380)	(375)

Equity at the end of the year		2,208	1,767	1,328

Represented by:

Contributed capital	17	1,871	1,708	1,562
Foreign currency translation reserve	17	(288)	(243)	(203)
Minority interests		3	2	3
Retained earnings/(deficit)		620	299	(34)
Deferred compensation		2	1	—

Equity at the end of the year		2,208	1,767	1,328

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Position

As at 30 June 2004

		30 June
(Dollars in millions)	notes	2004 $	2003 $
ASSETS

Current assets:

Cash		238	120
Short-term investments	8	247	64
Receivables and prepayments	9	971	929
Inventories	10	50	42

Total current assets		1,506	1,155

Non-current assets:

Long-term investments	11	767	947
Intangibles	12	915	1,018
Fixed assets	13	4,312	4,635

Total non-current assets		5,994	6,600

Total assets		7,500	7,755

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accruals	14	931	983
Debt due within one year	15	803	546

Total current liabilities		1,734	1,529

Non-current liabilities:

Deferred taxation	7	120	127
Long-term debt	16	3,438	4,332

Total non-current liabilities		3,558	4,459

Total liabilities		5,292	5,988

Equity:	17

Shareholders’ funds		2,205	1,765
Minority interests		3	2

Total equity		2,208	1,767

Total liabilities and equity		7,500	7,755

On behalf of the Board

RODERICK DEANE, Chairman	THERESA GATTUNG, Chief Executive Officer and Managing Director

Authorised for issue on 22 December 2004

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the year ended 30 June 2004

		Year ended 30 June
(Dollars in millions)	notes	2004 $	2003 $	2002 $
Cash flows from operating activities
Cash was provided from/(applied to):
Cash received from customers		5,306	5,251	5,396
Proceeds from cross border leases		—	—	35
Interest income		21	11	16
Dividend income		5	3	3
Payments to suppliers and employees		(2,925)	(2,973)	(3,317)
Payments from provisions		—	(5)	(33)
Income tax paid	7	(352)	(307)	(304)
Interest paid on debt		(374)	(414)	(445)

Net cash flows from operating activities	24	1,681	1,566	1,351

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of fixed assets		10	31	65
(Purchase)/sale of short-term investments, net		(186)	162	(157)
Purchase of long-term investments		(5)	(175)	(362)
Sale of long-term investments		198	54	21
Purchase of fixed assets		(627)	(607)	(828)
Capitalised interest paid		(7)	(5)	(10)

Net cash flows applied to investing activities		(617)	(540)	(1,271)

Cash flows from financing activities
Cash was provided from/(applied to):
Proceeds from long-term debt		—	348	1,777
Repayment of long-term debt		(560)	(593)	(949)
Repayment of short-term debt, net		(54)	(457)	(557)
Capital contributed		14	—	—
Dividends paid		(346)	(286)	(345)

Net cash flows applied to financing activities		(946)	(988)	(74)

Net cash flow		118	38	6

Opening cash position (including bank overdrafts)		120	82	76

Closing cash position (including bank overdrafts)		238	120	82

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

Statement of Financial Performance

For the year ended 30 June 2004

		Parent Company Year ended 30 June
(Dollars in millions)	notes	2004 $	2003 $
Operating revenues	2	348	2,838
Operating expenses		—	(18)
Interest income	6	339	159
Interest expense	6	(380)	(341)

Earnings before income tax		307	2,638

Income tax credit	7	21	60

Net earnings		328	2,698

Statement of Movements in Equity

For the year ended 30 June 2004

		Parent Company Year ended 30 June
		2004	2003
(Dollars in millions)	note	$	$
Equity at the beginning of the year		4,159	1,690

Total recognised revenues and expenses
Net earnings		328	2,698

Contributions from owners
Capital contributed	17	163	146
Movement in deferred compensation		1	1

		164	147

Distributions to owners
Dividends	17	(488)	(428)
Tax credit on supplementary dividends		55	52

		(433)	(376)

Equity at the end of the year		4,218	4,159

Represented by:

Contributed capital		1,871	1,708
Retained earnings		2,345	2,450
Deferred compensation		2	1

Equity at the end of the year		4,218	4,159

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

Statement of Financial Position

As at 30 June 2004

		Parent Company 30 June
(Dollars in millions)	notes	2004 $	2003 $
ASSETS

Current assets:
Cash		—	38
Due from subsidiary company	21	1,264	992

Total current assets		1,264	1,030

Non-current assets:
Long-term investments	11	7,901	7,828

Total assets		9,165	8,858

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accruals	14	7	35
Due to subsidiary companies	21	4,940	4,664

Total current liabilities		4,947	4,699

Equity:	17
Shareholders’ funds		4,218	4,159

Total liabilities and equity		9,165	8,858

On behalf of the Board

RODERICK DEANE, Chairman	THERESA GATTUNG, Chief Executive Officer and Managing Director

Authorised for issue on 22 December 2004

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Cash Flows

For the year ended 30 June 2004

		Parent Company Year ended 30 June
(Dollars in millions)	note	2004 $	2003 $
Cash flows from operating activities
Cash was provided from/(applied to):
Interest income		339	159
Dividends received from subsidiary companies		315	693
External dividends received		5	3
Interest paid on debt		(380)	(338)

Net cash flows from operating activities	24	279	517

Cash flows from investing activities
Cash was (applied to)/provided from:
Advances to subsidiary companies, net		(185)	(188)
Sale/(purchase) of investments, net		198	(7)

Net cash flows from/(applied to) investing activities		13	(195)

Cash flows from financing activities
Cash was (applied to)/provided from:
Share capital issued		14	—
Dividends paid		(344)	(284)

Net cash flows applied to financing activities		(330)	(284)

Net cash flow		(38)	38
Opening cash position		38	—

Closing cash position		—	38

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

Basis of Preparation

The financial statements have been prepared in accordance with the Financial Reporting Act 1993 which requires compliance with accounting practice generally accepted in New Zealand (“NZ GAAP”). This differs in certain significant respects from accounting practice generally accepted in the United States (“US GAAP”). Information relating to the nature and effect of such differences is presented in note 28 to the consolidated financial statements.

Financial statements of the parent company are presented in accordance with NZ GAAP. Under NZ GAAP, the parent company records its investment in controlled subsidiaries at cost unless in the opinion of the Directors an impairment has occurred. Any impairment is recognised in earnings in the period in which it occurs. US GAAP does not permit the presentation of parent company only financial statements within the Group financial statements and the US GAAP information presented in note 28 to the consolidated financial statements pertains only to the consolidated financial statements.

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

Where multiple deliverables are provided in a transaction, these are separated and accounted for as single units based on their relative fair values unless individual deliverables have no stand-alone fair value.

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

Repairs and Maintenance

Repairs and maintenance costs are expensed as incurred.

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

Derivative Financial Instruments

Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates, interest rates and electricity prices.

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

Electricity hedges are accounted for using the accrual method of accounting.

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

Changes in Accounting Policies in the Current Financial Year

There have been no changes in accounting policy during the year ended 30 June 2004. The accounting policies used in the preparation of the financial statements for the year ended 30 June 2004 are consistent with those used in the preparation of the financial statements for the years ended 30 June 2003 and 2002.

Change in Accounting Policies in Previous Financial Years

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

NOTE 2 CALLING AND OTHER OPERATING REVENUES

	Telecom Group Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $
Calling
National	1,045	1,090	1,178
International	364	401	531
Other	37	51	54

	1,446	1,542	1,763

Data, internet and solutions
Data	721	670	657
Internet	229	219	197
Solutions	54	34	21

	1,004	923	875

Other operating revenues
Resale	317	278	399
Directories	221	207	198
Equipment	72	69	78
Miscellaneous other	161	109	174
Dividends from other investments	5	3	3

	776	666	852

International Revenue

Included within international calling revenue is the net margin on “new age transit” traffic. New age transit revenue is generated where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers’ networks. Telecom receives an inwards payment from the originating carrier and makes an outpayment to the terminating carrier. The net of these payments is recorded within Telecom’s international revenue. Gross payments under new age transit arrangements are shown below:

	Telecom Group Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $
Inwards payments	183	254	302
Outpayments	(149)	(211)	(240)

New age transit margin	34	43	62

Miscellaneous Other Revenue

Miscellaneous other revenue for the year ended 30 June 2002 included net gains of $34 million recognised on the prepayment of Telecom’s scheduled payment obligations relating to cross border finance leases. No such gains occurred in the years ended 30 June 2003 and 2004.

Parent Company

Operating revenues for the year ended 30 June 2004 include $315 million of dividends received from subsidiary companies and a $28 million gain on sale of shares in Sky Network Television Limited.

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

NOTE 3 OPERATING EXPENSES

Labour

Included in labour costs are pension contributions of $1 million to the New Zealand Government Superannuation Fund (30 June 2003: $2 million, 30 June 2002: $2 million) and $11 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992, (30 June 2003: $11 million, 30 June 2002: $13 million). Telecom has no other obligations to provide pension benefits in respect of present employees.

Other Operating Expenses

	Telecom Group Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $
Other operating expenses include:
Lease and rental costs	49	53	60
Research and development costs	10	7	8
Advertising costs	99	92	85
Foreign exchange gains	(1)	(1)	(26)
Bad debts written off	51	53	65
(Decrease)/increase in provision for doubtful accounts	(15)	3	(5)
Provision for inventory obsolescence	—	(2)	—
(Gain)/loss on disposal of fixed assets	(5)	2	—
Directors’ fees	1	1	1

Telecom purchases services from a wide range of suppliers, of which a small number are individually significant suppliers as detailed below:

Alcatel – provide operational support and manage the development and integration of network assets;

Lucent - provide operational support and manage the development and integration of the CDMA wireless network;

Ericsson, - provide operational support to the TDMA wireless network; and

EDS, - responsible for the operation and support of Telecom’s IT systems.

Telecom believes that other suppliers could provide similar services on comparable terms. However, a change in suppliers could however cause disruption to Telecom’s core operations and network and service development activities, which might adversely impact financial results.

Auditors’ remuneration

	Telecom Group Year ended 30 June
(Dollars in thousands)	2004 $000	2003 $000	2002 $000
Fees paid to principal auditors:
Audit of financial statements	1,900	1,644	1,593
Other assurance services	846	350	55
Other services	57	22	3,467

Total fees paid to principal auditors	2,803	2,016	5,115

KPMG were the principal auditors for the years ended 30 June 2004 and 30 June 2003. PriceWaterhouseCoopers were the principal auditors for the year ended 30 June 2002.

Other assurance services relate to the audit of regulatory disclosures such as the Telecom List of Charges and the Telecom Service Obligation (TSO) as required by Telecommunications legislation.

Other services for the years ended 30 June 2004 and 2003 is principally accounting policy advice. Other services in the year ended 30 June 2002 principally comprised of taxation services, regulatory consultancy work and transaction advice provided by PriceWaterhouseCoopers.

NOTE 3 OPERATING EXPENSES (continued)

Donations

The donation expense for the year was $71,000 (30 June 2003: $274,000, 30 June 2002: $167,000). In addition, Telecom makes available telecommunications services free of charge or at reduced rates to the community, principally the 111 emergency service, and also provides substantial support to educational and charitable organisations.

NOTE 4 ABNORMAL ITEMS

	Telecom Group Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $
Abnormal Revenues

Gain on sale of Sky shares	28	—	—

	28	—	—

Abnormal Expenses

Partial recovery of AOL|7 write-down	(12)	—	—
Write-down of TDMA network*	110	—	—
Write-down of Australian LMDS assets*	23	—	—
Write-down of goodwill and other AAPT assets*	—	—	850
Close-down of CDMA rollout in Australia*	—	—	12

	121	—	862

*	Non-cash items

Abnormal Revenues

Gain on sale of shares in Sky

In October 2003, Telecom sold all its shares in Sky Network Television Limited (Sky) to Independent Newspapers Limited (INL). Total consideration received was $221 million, made up of approximately $157 million in cash with the remainder in the form of shares in INL. Telecom realised a gain of $28 million on the sale of its stake in Sky.

Abnormal Expenses

Partial recovery of AOL|7 write-down

In the year ended 30 June 2002, advances to AOL|7 were fully written down (see “Write-down of goodwill and other AAPT assets” below). In the period ended 30 June 2004, an agreement was reached with the other shareholders of AOL|7 to sell the AOL|7 business. Telecom received $12 million as its share of the proceeds from sale. This amount has been credited to abnormal expenses as a partial recovery of the previous write-down.

Write-down of TDMA network

Telecom currently operates both TDMA and CDMA mobile networks. Telecom’s marketing emphasis is geared towards growing usage of the CDMA network, which offers greater functionality and high speed data capability. This has resulted in a migration of the customer base from TDMA to CDMA. TDMA customer numbers and revenues have declined markedly since the launch of CDMA and this is expected to continue, with revenues expected to fall to marginal levels toward the end of 2007. Due to the decline in the TDMA customer base, particularly the higher value post-paid base, the present value of the net cash flows that the TDMA network is expected to generate no longer supports its carrying value. Accordingly an impairment charge of $110 million ($74 million net of tax) has been recognised at 30 June 2004 to write the network down to its assessed value of $49 million.

NOTE 4 ABNORMAL ITEMS (continued)

Write-down of Australian LMDS assets

AAPT operates an LMDS wireless access network in major Australian metropolitan areas. Usage of this network has not grown to originally forecast levels due to the use of alternative access technologies. The forecast net cash flows expected to be generated by this network do not support its carrying value and accordingly it has been written down to its assessed amount at 30 June 2004. A charge of $23 million ($16 million net of tax) was recognised to write these assets down to their assessed value of $19 million.

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

The apportionment of this write-down is shown below:

(Dollars in millions)	2002 $
(i) Advance to associate	133
(ii) Spectrum licences	124
(iii) Goodwill	593

850

(i)	AAPT provided a shareholder advance to its associate AOL|7 totalling A$115 million (NZ$133 million). This was fully written down at 30 June 2002 as it was not expected to be recoverable.
(ii)	Where changing network construction plans meant that spectrum was no longer expected to be utilised, or where the present value of expected cash flows to be generated from use of spectrum did not support the carrying value of the asset, spectrum licences were written down to expected recoverable amount.
(iii)	The remainder of the difference between the assessed fair value of AAPT and the carrying value in the Telecom Group financial statements, after allowing for the other asset write-downs described above, was recorded as a write-down in the value of goodwill arising from Telecom’s acquisition of AAPT.

Close-down of CDMA rollout in Australia

In May 2001, Telecom announced that AAPT and Lucent Technologies (“Lucent”) had agreed to close-down the rollout of the Australian CDMA mobile network and to work co-operatively together to resolve outstanding issues.

A charge of $215 million was recognised in the year ended 30 June 2001 for the cost of writing off project costs capitalised to work in progress and providing for the discounted present value of contractually committed future expenditure to the extent that this could not be mitigated via negotiation or assignment.

In the year ended 30 June 2002 an additional charge of $12 million was recognised to reflect the final cost of closing down the CDMA network. This resulted from greater than expected losses incurred on the disposal of equipment acquired as part of the CDMA project. The CDMA close-down has now been completed and no further costs are expected to arise from it.

NOTE 5 DEPRECIATION AND AMORTISATION

	Telecom Group Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $
Depreciation (see Note 13)	755	754	704
Amortisation	68	66	111

	823	820	815

NOTE 6 INTEREST

	Telecom Group Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $
Interest expense:
Fixed loans	294	298	276
Other interest	10	31	66
Capital notes	47	67	82
Convertible notes	16	16	16

	367	412	440
Less interest capitalised	(6)	(5)	(10)

Total interest expense	361	407	430

Parent Company

Interest income and interest expense comprise interest received from and paid to subsidiary companies.

NOTE 7 INCOME TAX

The income tax expense/(credit) is determined as follows:

	Telecom Group Year ended 30 June			Parent Company Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $	2004 $	2003 $
Earnings before income tax
Domestic	1,093	1,084	1,050	307	2,638
Foreign	1	19	(875)	—	—

	1,094	1,103	174	307	2,638

Tax at current rate of 33%	361	364	57	101	871
Adjustments to taxation for permanent differences:
Intercompany dividends	—	—	—	(104)	(229)
Write-down of goodwill and other AAPT assets	—	—	281	—	—
Gain on sale of brands	—	—	—	—	(707)
Gain on sale of investment	(8)	—	—	(9)	—
Amortisation of goodwill	20	22	37	—	—
Overprovided in prior years	(33)	(4)	(1)	(7)	—
Other	(3)	9	(9)	(2)	5

Income tax expense/(credit)	337	391	365	(21)	(60)

The income tax expense/(credit) is represented by:
Current taxation	413	345	312	(21)	(60)
Deferred taxation	(43)	50	62	—	—
Overprovided in prior years	(33)	(4)	(1)	—	—
Change in accounting policy	—	—	(8)	—	—

	337	391	365	(21)	(60)

Current income tax expense / (credit) consist of the following:
Domestic tax expense/(credit)	386	316	286	(21)	(60)
Foreign tax expense	27	29	26	—	—

Deferred income tax expense/(credit) results from the following:
Depreciation	(37)	41	51	—	—
Provisions, accruals and other	(6)	7	4	—	—
Year 2000 expenditure	—	2	7	—	—

	(43)	50	62	—	—

Deferred tax expense/(credit) consist of the following:
Domestic deferred tax (credit)/expense	(34)	40	49	—	—
Foreign deferred tax (credit)/expense	(9)	10	13	—	—

NOTE 7 INCOME TAX (continued)

The IRD had previously issued amended income tax assessments to Telecom in respect of a transaction for the income years 1993 – 1999. Telecom disputed the assessments, but provided for the disputed tax. In Q4 2003-04 Telecom reached a settlement with the IRD, which resulted in a credit to tax expense of $29 million.

	Telecom Group 30 June		Parent Company 30 June
(Dollars in millions)	2004 $	2003 $	2004 $	2003 $
Current taxation:
Balance at the beginning of the year	9	9	(24)	—
Total taxation (expense)/credit in the current year	(413)	(345)	21	60
Taxation paid	352	307	—	—
Supplementary dividend tax credit
- previous year fourth quarter final	12	13	12	13
- first, second and third quarter interims	43	37	43	37
Transfers with subsidiary companies	—	—	11	(82)
Supplementary dividend tax credit offset with subsidiary companies	—	—	(55)	(52)
Over provided in prior year	44	10	—	—
Transfer from deferred taxation	13	(6)	—	—
Other	(25)	(16)	(10)	—

Prepaid income tax (see Note 9)/(tax payable)	35	9	(2)	(24)

Prepaid income tax/(tax payable) balances consist of the following:
Domestic prepaid income tax/(tax payable)	30	12	(2)	(24)
Foreign prepaid income tax/(tax payable)	5	(3)	—	—

	35	9	(2)	(24)

	Telecom Group 30 June		Parent Company 30 June
(Dollars in millions)	2004 $	2003 $	2004 $	2003 $
Deferred taxation:
Balance at the beginning of the year	(127)	(71)	—	—
Provided in the current year	43	(50)	—	—
Transfer to current taxation	(13)	6	—	—
Under provided in prior year	(12)	(6)	—	—
Other	(11)	(6)	—	—

Deferred taxation	(120)	(127)	—	—

Deferred taxation balances consist of the following:
Depreciation	(149)	(186)	—	—
Provisions, accruals and other	27	43	—	—
Tax losses in overseas subsidiary	2	16	—	—

	(120)	(127)	—	—

Domestic deferred tax liability	(137)	(152)	—	—
Foreign deferred tax asset	17	25	—	—

	(120)	(127)	—	—

In accordance with the Income Tax Act 1994, Telecom received tax credits from the Inland Revenue Department equivalent to the supplementary dividends paid.

NOTE 7 INCOME TAX (continued)

The Telecom Group has not recognised in its deferred taxation balance the tax effect of accumulated losses and timing differences in overseas subsidiaries amounting to $43 million at 30 June 2004 (30 June 2003: $52 million), based on the relevant corporation tax rate of the overseas subsidiary’s country of residence. Obtaining the benefits of the deferred tax balance is dependent upon deriving sufficient assessable income, meeting conditions for deductibility and complying with relevant tax legislation.

As part of entering into a consolidation regime in Australia, the tax base of certain assets can be reset to their market value. As of yet, the potential adjustment to the tax cost base has not been determined but such adjustment is expected to favourably impact tax expense for the year ending 30 June 2005.

NOTE 8 SHORT-TERM INVESTMENTS

	Telecom Group 30 June
(Dollars in millions)	2004 $	2003 $
Short-term deposits	236	55
Government securities	11	9

	247	64

NOTE 9 RECEIVABLES AND PREPAYMENTS

	Telecom Group 30 June
(Dollars in millions)	2004 $	2003 $
Trade receivables	625	670
Less allowance for doubtful accounts	(61)	(76)

	564	594
Unbilled rentals and tolls	263	240
Prepaid income tax (see Note 7)	35	9
Prepaid expenses and other receivables	109	86

	971	929

NOTE 10 INVENTORIES

	Telecom Group 30 June
(Dollars in millions)	2004 $	2003 $
Maintenance materials and consumables	2	4
Goods held for resale	29	15
Revenue work in progress	1	9
Materials for self-constructed assets	23	16

	55	44
Less provision for inventory obsolescence	(5)	(2)

	50	42

NOTE 11 LONG-TERM INVESTMENTS

	Telecom Group 30 June		Parent Company 30 June
(Dollars in millions)	2004 $	2003 $	2004 $	2003 $
International telecommunications investments	14	14	—	—
Associate companies (see Note 22):
Advances (see Note 21)	103	109	—	—
Shares in listed companies (refer below)	186	356	186	356
Other long-term investments	464	468	—	—
Subsidiary companies (see Note 22):
Shares	—	—	3,876	3,601
Term advances	—	—	3,839	3,871

	767	947	7,901	7,828

Other long-term investments includes Telecom’s 19.9% stake in Hutchison 3G Australia Limited of A$400 million (30 June 2003: A$400 million).

Associate Company Investments

	Telecom Group 30 June
(Dollars in millions)	2004 $	2003 $
Cost of investment in associates	31	46
Opening balance of share of associates’ equity	(31)	(46)

Equity accounted value of the investment	—	—

Shares in Listed Companies

At 30 June 2003, Telecom held a 12% stake in Sky Network Television Limited (“Sky”). In October 2003, Telecom sold its shares to Independent Newspapers Limited (“INL”). Total consideration received was $221 million, made up of approximately $157 million in cash with the remainder in the form of shares in INL. Telecom realised a gain of $28 million on the sale.

Telecom holds a 12% stake in Independent Newspapers Limited (“INL”) (30 June 2003: 9%). In the year ended 30 June 2004, Telecom received $41 million from INL as a capital return. No gain or loss was recognised on this transaction. At 30 June 2004, based on the INL share price of $4.70, the market values of Telecom’s investment in INL was $207 million (30 June 2003: $166 million based on a share price of $4.28).

NOTE 12 INTANGIBLES

	Telecom Group 30 June
(Dollars in millions)	2004 $	2003 $
Goodwill	875	980
Spectrum licences	36	38
Other intangibles	4	—

	915	1,018

NOTE 12 INTANGIBLES (continued)

Goodwill

	Telecom Group 30 June
(Dollars in millions)	2004 $	2003 $
Balance at beginning of year	980	1,059
Amortisation	(65)	(66)
Other	1	(1)
Foreign currency translation adjustment	(41)	(12)

Balance at end of year	875	980

Goodwill balance is comprised of:
Goodwill at cost	2,085	2,084
Accumulated amortisation and write-down	(1,015)	(950)
Accumulated foreign currency translation adjustments	(195)	(154)

Goodwill balance at end of year	875	980

Spectrum licences

	Telecom Group 30 June
(Dollars in millions)	2004 $	2003 $
Balance at beginning of year	38	38
Amortisation	(2)	—

Balance at end of year	36	38

Balance at end of year is comprised of:
Spectrum licences at cost	38	38
Accumulated amortisation	(2)	—

	36	38

Spectrum licences are being amortised over the licence period. Annual amortisation will be approximately $2 million per annum.

Other Intangibles

	Telecom Group 30 June
(Dollars in millions)	2004 $	2003 $
Balance at beginning of year	—	—
Other intangibles acquired during the year	5	—
Amortisation	(1)	—

Balance at end of year	4	—

Balance at end of year is comprised of:
Other intangibles at cost	5	—
Accumulated amortisation	(1)	—

	4	—

Other intangible assets will be fully amortised over the next two years.

NOTE 13 FIXED ASSETS

	Telecom Group
(Dollars in millions)	Tele- communications equipment and plant $	Freehold land $	Buildings $	Other fixed assets $	TOTAL $
Cost	9,489	106	599	1,279	11,473
Capital work in progress	58	—	25	106	189
Less accumulated depreciation	(6,048)	—	(305)	(997)	(7,350)

Net book value at 30 June 2004	3,499	106	319	388	4,312

Depreciation expense 2004	599	—	27	129	755

Cost	9,354	108	589	1,154	11,205
Capital work in progress	88	—	15	85	188
Less accumulated depreciation	(5,554)	—	(279)	(925)	(6,758)

Net book value at 30 June 2003	3,888	108	325	314	4,635

Depreciation expense 2003	595	—	20	139	754

Values Ascribed to Land and Buildings

Telecom’s properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network. The Directors estimate that the fair valuation of land and buildings (excluding properties designated for disposal) is approximately equivalent to their net book value as at 30 June 2004 taking into account their integral value to the network.

Operating Leases

Included in telecommunications equipment at 30 June 2004 is equipment (principally customer premises equipment) leased to customers under operating leases with a cost of $503 million (30 June 2003: $461 million) together with accumulated depreciation of $380 million (30 June 2003 $334 million).

Included in buildings at 30 June 2004 are buildings on leasehold land with a cost of $11 million (30 June 2003: $11 million) together with accumulated depreciation of $3 million (30 June 2003: $3 million).

Finance Leases

Included in telecommunications equipment at 30 June 2004 are assets capitalised under finance leases with a cost of $1,249 million (30 June 2003: $1,184 million) together with accumulated depreciation of $580 million (30 June 2003: $489 million). This amount includes capacity acquired from Southern Cross, with a cost of $422 million (30 June 2003: $370 million) and accumulated depreciation of $70 million (30 June 2003: $41 million).

Telecom has prepaid all obligations under finance leases and as a result has no outstanding commitments under finance leases.

NOTE 13 FIXED ASSETS (continued)

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

NOTE 14 ACCOUNTS PAYABLE AND ACCRUALS

	Telecom Group 30 June
(Dollars in millions)	2004 $	2003 $
Trade accounts payable	620	730
Accrued personnel costs	108	92
Revenue billed in advance	78	74
Accrued interest	51	67
Other accrued expenses	74	20

	931	983

Parent Company

Accounts payable and accruals comprise tax payable, non-resident withholding tax and other sundry payable balances.

NOTE 15 DEBT DUE WITHIN ONE YEAR

	Telecom Group 30 June
(Dollars in millions)	2004 $	2003 $
Long-term debt maturing within one year (see Note 16):
Bonds and other loans	748	434

	748	434
Short-term debt:
Australian commercial paper	55	109
Other loans	—	3

	55	112

	803	546

The weighted average interest rate for Australian commercial paper was 5.58% at 30 June 2004. The weighted average interest rates at 30 June 2003 were 4.87% for Australian commercial paper and 4.80% for other loans.

Australian commercial paper comprises amounts issued under the AAPT Finance Pty Limited A$800 million Commercial Paper and Medium Term Note Programme (guaranteed by AAPT Limited) and in the prior year Telecom’s A$1.5 billion Short Term Note and Medium Term Note Programme. Issues outstanding at 30 June 2004 and 30 June 2003 are denominated in Australian dollars.

Other loans consisted of short-term bank borrowings denominated in Australian dollars.

Telecom has in place a US$1 billion European Commercial Paper Programme, a $200 million Asian Commercial Paper Programme and a $500 million note facility. These programmes were unutilised at 30 June 2004 and 30 June 2003.

As at 30 June 2004 Telecom had committed stand-by credit facilities of US$400 million with various major banks. Telecom also had committed overdraft facilities of $20 million with New Zealand banks and A$40 million with Australian banks. There are no material compensating balance requirements associated with these facilities.

None of Telecom’s debt due within one year is secured.

NOTE 16 LONG-TERM DEBT

	Telecom Group 30 June
(Dollars in millions)	2004 $	2003 $
TeleBonds	362	419
Eurobonds	150	232
Euro Medium Term Notes	3,069	3,164
Convertible Notes	300	300
Capital Notes	327	677
Other loans	1	2

	4,209	4,794
Less unamortised discount	(23)	(28)

	4,186	4,766
Less long-term debt maturing within one year (see Note 15)	(748)	(434)

	3,438	4,332

Schedule of Maturities:

Due 1 to 2 years (8.28%*)	554	809
Due 2 to 3 years (7.93%*)	702	543
Due 3 to 4 years (6.77%*)	543	702
Due 4 to 5 years (9.56%*)	739	617
Due over 5 years (7.79%*)	900	1,661

Total due after one year (8.12%*)	3,438	4,332

(*	weighted average effective interest rate for Telecom Group – includes the effect of hedging transactions, see Note 18)

None of Telecom’s long-term debt is secured.

TeleBonds

TCNZ Finance Limited, a subsidiary of the Company, has issued bonds (“TeleBonds”) to institutional and retail investors. These have been issued as income, compounding, or zero coupon bonds. TeleBonds have interest rates ranging from 6.25% to 9.60% and maturity dates between April 2005 and April 2016.

Eurobonds

Eurobonds are issued by TCNZ Finance Limited and have the following interest rates and maturity dates:

	Telecom Group 30 June
(Dollars in millions)	2004 $	2003 $
7.5% due 14 July 2003	—	82
6.75% due 11 October 2005	150	150

	150	232

Eurobonds issued with a maturity of 11 October 2005 are denominated in US dollars. A cross currency interest rate swap has been entered into to manage the currency and interest rate risk exposure. The effective NZ dollar interest rate for the issue is 8.44%. All other issues are denominated in NZ dollars.

NOTE 16 LONG-TERM DEBT (continued)

Euro Medium Term Notes

TCNZ Finance Limited launched a US$1 billion Euro Medium Term Note (“EMTN”) programme in March 2000. In May 2001 the programme was increased to US$2 billion. Both public debt transactions and private placements can be issued under the programme.

	Telecom Group 30 June
(Dollars in millions)	2004 $	2003 $
5.5% due 19 April 2005, euro denominated	718	769
6.0% due 14 March 2006, GBP denominated	332	332
1.85% due 5 June 2007, yen denominated	412	412
6.125% due 12 December 2008, GBP denominated	690	690
6.75% due 14 December 2011, USD denominated	530	553
5.625% due 14 May 2018, GBP denominated	346	346
Various private placements	41	62

	3,069	3,164

The private placements are denominated in yen. They have an interest rate of 2.0% and a maturity date of 8 June 2009.

Cross currency and interest rate swaps have been entered into to manage the EMTN’s currency and interest rate risk exposures. The effective interest rates inclusive of effects of hedging range from 7.26% to 9.65%.

In September 2003 TCNZ Finance Limited repurchased Euro 27 million of the 5.5% April 05 notes on issue.

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

NOTE 16 LONG-TERM DEBT (continued)

Capital Notes

	Telecom Group 30 June
(Dollars in millions)	2004 $	2003 $
Various NZ dollar TeleNotes	146	421
6.50% due 10 February 2008 Restricted Capital Securities	181	256

	327	677

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

An initial issue was completed in May 1997 in the New Zealand market for an aggregate principal amount of face value $275 million. The TeleNotes were issued for an initial term of approximately seven years and with a fixed coupon of 8.5%. Further issues were made between May 1997 and September 1997 for an aggregate principal amount of face value $169 million for initial terms of approximately five to nine years and with fixed coupons ranging from 7.05% to 8.50%. In February 1998 $6 million of TeleNotes were repurchased by the issuer. In September 2002 $17 million and in March 2004 $275 million of TeleNotes reached the end of their initial term, and were redeemed for cash. TeleNotes with a total face value of $146 million remain on issue.

In February 1998, Telecom New Zealand Finance Limited, issued to certain qualified institutional buyers in the United States of America, under an Offering Memorandum pursuant to US SEC Rule 144A, an aggregate principal amount of face value US$150 million 6.5% Restricted Capital Securities for an initial term of ten years.

Telecom entered into cross currency interest rate swaps to convert the US$150 million proceeds into NZ$256 million. In August and September 2003 Telecom New Zealand Finance Limited repurchased a total of US$44 million of the notes on issue. The effective interest rate for the remaining notes is 8.69%.

The Restricted Capital Securities rank pari passu with the TeleNotes issued in New Zealand and are similar in all material respects.

Other Loans

Other loans have interest rates ranging from 1.0% to 2.06% and maturity dates between July 2004 and June 2007.

NOTE 17 EQUITY

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

Contributed Capital

Movements in the Company’s issued ordinary shares were as follows:

	Telecom Group 30 June 2004		Telecom Group 30 June 2003
(Dollars in millions)	Number	Value $	Number	Value $
Shares at the beginning of the year	1,905,326,320	1,708	1,873,408,127	1,562
Shares issued under the dividend reinvestment plan	27,477,890	142	31,673,764	145
Shares issued under the restricted share scheme	1,001,978	6	181,557	1
Shares issued under the share rights scheme	171,483	1	29,197	—
Issue of new shares upon exercise of options	2,970,073	14	33,675	—

Shares at the end of the year	1,936,947,744	1,871	1,905,326,320	1,708

Each of the ordinary shares confers on the holder the right to vote at any general meeting of the Company except that the Company’s Constitution provides for certain restrictions on voting, including where a holder holds more than 10% of the ordinary shares in breach of shareholding limitations.

Foreign Currency Translation Reserve

Movements in Telecom’s foreign currency translation reserve are reconciled below:

	Telecom Group Year ended 30 June
(Dollars in millions)	2004 $	2003 $
Balance at beginning of year	(243)	(203)
Net exchange difference on translation of independent foreign operations	(71)	(66)
Hedge of net investment in independent foreign operations	54	43

	(17)	(23)
Tax effect of items included in foreign currency translation reserve	(28)	(17)

Total movement for year	(45)	(40)

Balance at end of year	(288)	(243)

NOTE 17 EQUITY (continued)

Telecom Incentive Schemes

Telecom has operated a share option scheme since 1994. During the year ended 30 June 2002, Telecom also established the Telecom Restricted Share Scheme and Telecom Share Rights Scheme.

Telecom Share Option Scheme

Telecom has operated a share option scheme since 1994 whereby certain key executives are granted a number of options to purchase ordinary shares in the Company. During the year ended 30 June 2002 the scheme was expanded to give both key executives and senior employees the option to participate in the scheme. The number of participants has subsequently been reduced from September 2003, with most employees now participating in the Restricted Share Scheme. Each option granted will convert to one ordinary share on exercise (provision is made for adjustment in certain circumstances). A participant may exercise his or her options (subject to employment conditions) any time during a prescribed period commencing at least one year from the date on which the options are conferred. A performance hurdle must be met in order to exercise any share options. The total return to shareholders, measured as the combination of share price appreciation and dividends paid, must exceed the estimated cost of equity since the grant of the share option. External advisors will calculate the cost of equity annually from September 2005, when the first options subject to the hurdle will vest. Achievement of the performance hurdle will be independently verified and once achieved, following the vesting of the share options, the share options may be exercised at any time up to and including the lapse date of the share options.

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

NOTE 17 EQUITY (continued)

Information regarding options granted under the share option scheme is as follows:

	Option price* $	Number of options	Grant date fair value $*
As at 30 June 2001	7.30	11,336,122
Granted	4.72	12,694,320	0.74
Lapsed	5.94	(3,312,680)

As at 30 June 2002	5.94	20,717,762
Granted	4.92	14,514,314	1.06
Exercised	4.70	(33,675)
Lapsed	5.98	(4,848,123)

As at 30 June 2003	5.33	30,350,278
Granted	5.01	4,062,515	0.66
Exercised	4.85	(2,970,073)
Lapsed	5.47	(3,697,856)

As at 30 June 2004	5.45	27,744,864

	Options outstanding				Options currently exercisable
Period Granted	Options outstanding	Price range $	Price * $	Remaining life* (years)	Options exercisable	Price * $
1 April 1998 – 31 March 1999	867,207	7.85 – 9.17	8.39	0.2	867,207	8.39
1 April 1999 – 30 June 1999	1,636,773	8.12	8.12	0.7	1,636,772	8.12
1 July 1999 – 30 June 2000	640,333	7.86 – 8.54	8.13	1.3	640,333	8.13
1 July 2000 – 30 June 2001	3,240,589	5.19 – 6.77	6.56	1.6	3,240,589	6.56
1 July 2001 – 30 June 2002	7,267,961	4.70 – 5.27	4.72	3.0	3,376,991	4.72
1 July 2002 – 30 June 2003	10,311,398	4.43 – 5.27	4.93	4.0	2,292,063	4.93
1 July 2003 – 30 June 2004	3,780,603	5.01 – 5.59	5.01	5.0	—	—

	27,744,864				12,053,955

*	Weighted average

NOTE 17 EQUITY (continued)

	Options outstanding			Options currently exercisable
Price range	Options outstanding	Price * $	Remaining life* (years)	Options exercisable	Price * $
4.43-4.99	17,303,367	4.84	3.6	5,563,214	4.80
5.00-5.99	4,649,534	5.11	4.4	698,778	5.61
6.00-6.99	2,647,650	6.76	1.6	2,647,650	6.76
7.00-7.99	526,606	7.86	0.9	526,606	7.86
8.00-8.99	2,546,894	8.24	0.7	2,546,894	8.24
9.00-9.17	70,813	9.17	0.7	70,813	9.17

	27,744,864			12,053,955

*	Weighted average

Telecom Restricted Share Scheme

In September 2001 the Telecom Restricted Share Scheme (“RSS”) was introduced for selected executives and senior employees of the Group. In September 2003 participation has been extended so that the majority of employees that previously participated in the Share Options Scheme now participate in the RSS. Under the RSS, company shares are issued to Telecom Trustee Limited, a Telecom subsidiary and purchased by participants using funds lent to them by the company and held on their behalf by Telecom Trustee Limited. Under the RSS, apart from some exceptional circumstances, the length of the retention period before awards vest is 3 years. Awards may vest in annual tranches. The price for each share under the RSS is the average end of day market price of Telecom shares reported on the New Zealand Exchange for the days on which the exchange is open for trading in the month immediately preceding the date on which the share is allocated. If the individual is still employed by the Group at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. The balance of the loans owing to the Group at 30 June 2004 is $7 million (30 June 2003: $2 million). The shares awarded are determined by a committee of the Board of Directors pursuant to the RSS.

Information regarding shares awarded under the RSS is as follows:

Number of shares
Unvested shares at 30 June 2002	286,139
Awarded pursuant to RSS	197,045
Lapsed	(25,519)
Vested	(7,891)

Unvested shares at 30 June 2003	449,774
Awarded pursuant to RSS	1,043,927
Lapsed	(78,136)
Vested	(41,949)

Unvested shares at 30 June 2004	1,373,616
Percentage of total ordinary shares	0.07%

NOTE 17 EQUITY (continued)

Telecom Share Rights Scheme (previously named Telecom Australian Executive Option Scheme)

The Telecom Share Rights Scheme (“SRS”) was introduced for selected executives and senior employees of the Group in September 2001. Under the scheme, participants are granted the option to purchase company shares at a $nil exercise price. Under the SRS, the exercise date of each option is variable, but in the main is 3 years from the allocation date of the options. Except under special circumstances, the options will be exercisable at the end of a specified period only if the individual is still employed by the Group. The options granted are determined by a committee of the Board of Directors pursuant to the SRS.

Information regarding options granted under the SRS is as follows:

	Option price $	Number of options
As at 30 June 2002	Nil	274,500
Granted	Nil	262,899
Exercised	Nil	(29,197)
Cancelled	Nil	(81,678)

As at 30 June 2003	Nil	426,524
Granted	Nil	1,059,194
Exercised	Nil	(171,483)
Cancelled	Nil	(287,937)

As at 30 June 2004	Nil	1,026,298

	Options outstanding			Options currently exercisable
Period Granted	Options outstanding	Price $	Remaining life* (years)	Options exercisable	Price $
1 July 2001 – 30 June 2002	61,456	Nil	0.6	—	—
1 July 2002 – 30 June 2003	92,146	Nil	1.4	—	—
1 July 2003 – 30 June 2004	872,696	Nil	2.4	—	—

	1,026,298			—

*	Weighted average

NOTE 17 EQUITY (continued)

Dividends

Dividends declared and provided by the Company are as follows:

	Telecom Group Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $
Previous year fourth quarter dividend paid	96	94	93
Supplementary dividend	12	13	13
First quarter dividend paid	96	94	93
Supplementary dividend	12	13	13
Second quarter dividend paid	96	94	93
Supplementary dividend	12	13	12
Third quarter dividend paid	145	94	94
Supplementary dividend	19	13	12

Total dividends	488	428	423

Fourth quarter dividend declared subsequent to balance date not provided for (see Note 26)	184	96	94
Dividends per share (including dividends declared but not provided for, but excluding supplementary dividends)	27.0 cents	20.0 cents	20.0 cents

Telecom receives an equivalent tax credit from the Inland Revenue Department for the amount of supplementary dividends paid.

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan in the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2004, 27,477,890 shares with a total value of $142 million were issued in lieu of a cash dividend (30 June 2003: 31,673,764 shares and $145 million). From Q3 2003-04, shares issued under the dividend reinvestment plan were issued at the prevailing market price (previously shares were issued at a 3% discount). This amount is excluded from dividends paid in the Statement of Cash Flows.

NOTE 18 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

The notional principal or contract amounts outstanding are as follows:

	Maturities	Telecom Group 30 June
(Dollars in millions)		2004 $	2003 $
Cross currency interest rate swaps	2005-2018	3,400	3,570
Interest rate swaps	2005-2018	3,466	3,108
Forward exchange contracts	2004-2005	1,322	1,474

The notional amounts of interest rate swaps do not represent amounts exchanged by the parties, and therefore, are not a direct measure of the exposure of Telecom through its use of derivative financial instruments. The amounts exchanged are calculated on the basis of the notional principal amounts and the other terms of the instruments, which relate to interest rates.

Electricity Price Risk

Telecom uses electricity hedges to reduce exposure to electricity spot price movements. At 30 June 2004 Telecom had contracts to hedge electricity consumption of 16 megawatts per hour (30 June 2003: 12 megawatts per hour) with maturity dates ranging from December 2004 to March 2006.

Parent Company

The Parent Company had no derivative contracts outstanding at 30 June 2004 and 2003.

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

Telecom has certain derivative transactions that are subject to bilateral credit support agreements that require Telecom or the counterparty to post collateral to support mark-to-market valuation differences. No collateral has been posted by Telecom or any counterparty in the year ended 30 June 2004 or 30 June 2003.

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

NOTE 18 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Fair Values of Financial Instruments

The estimated fair values of Telecom’s financial instruments, which differ from the carrying values, are as follows:

	Telecom Group 30 June
	2004		2003
(Dollars in millions)	Carrying value $	Fair value $	Carrying value $	Fair value $
Applicable financial instruments on the balance sheet:
Long-term investments – shares in listed companies	186	207	356	369
Long-term debt (see Note 16)	(4,186)	(3,920)	(4,766)	(4,746)

Financial instruments with off-balance sheet risk:
Interest rate swaps	(13)	(91)	(15)	(247)
Cross currency interest rate swaps	13	(413)	14	(193)
Foreign currency forward exchange contracts	(3)	(15)	(15)	(28)
Electricity hedges	—	(1)	—	(1)

In addition to the above carrying value of long-term debt, accrued interest payable of $71 million (30 June 2003: $90 million) is recorded in the Statement of Financial Position.

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

Electricity hedges

The fair value of electricity hedges has been estimated using forecast spot prices.

NOTE 18 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Repricing Analysis

The following table indicates the effective interest rates, the earliest period in which recognised financial instruments reprice and the extent to which these factors have been modified by off-balance sheet financial instruments. This information provides a basis for the evaluation of the interest rate risk to which Telecom is exposed in the future.

(Dollars in millions)	Weighted effective interest rate	Within 1 year $	1-2 years $	2-3 years $	3-4 years $	4-5 years $	Greater than 5 years $	Total $
Financial assets:
Cash balances	4.73%	238	—	—	—	—	—	238
Investments	4.31%	350	—	—	—	—	—	350

Financial liabilities:
Debt	8.01%	(803)	(554)	(702)	(543)	(739)	(900)	(4,241)

Off-balance sheet instruments:
Interest rate swaps		2,407	(332)	(410)	(180)	(730)	(755)	—
Cross currency interest rate swaps		(2,532)	332	412	181	731	876	—

30 June 2004 repricing profile		(340)	(554)	(700)	(542)	(738)	(779)	(3,653)

30 June 2003 repricing profile		(764)	(529)	(962)	(440)	(616)	(1,274)	(4,585)

NOTE 19 COMMITMENTS

Operating Leases

Minimum rental commitments for all non-cancellable operating leases are:

	Telecom Group 30 June
(Dollars in millions)	2004 $	2003 $
Payable within 1 year	48	51
Payable within 1-2 years	46	42
Payable within 2-3 years	37	33
Payable within 3-4 years	30	19
Payable within 4-5 years	27	17
Payable thereafter	80	46

	268	208

NOTE 19 COMMITMENTS (continued)

Finance Leases

At 30 June 2004 and 2003, Telecom had no remaining commitments in respect of capitalised finance leases.

Capital Commitments

At 30 June 2004, capital expenditure amounting to $103 million (30 June 2003: $57 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network assets.

Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network (“Southern Cross”), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom has further commitments to acquire Southern Cross capacity of US$12 million due in the year ending 30 June 2005.

On 14 June 2004, Telecom signed a conditional sale and purchase agreement to acquire systems integrator Gen-i for $62.5 million. An initial deposit of $6 million was paid upon signing the contract with the remainder payable on settlement. Settlement occurred on 1 July 2004.

NOTE 20 CONTINGENCIES

Contingent Liabilities

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

In April 2000, CallPlus Limited, Attica Communications Limited and Free Internet Access Limited issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom’s 0867 service. The plaintiffs seek injunctive relief and an inquiry into damages.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

In disclosing these matters, the Directors of Telecom consider that the likelihood of a liability being incurred is remote.

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

NOTE 20 CONTINGENCIES (continued)

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

AAPT had issued bank guarantees totalling A$5 million as at 30 June 2004 (30 June 2003: A$1 million).

Contingent Credit Support

Southern Cross restructured its senior debt facility on 30 April 2003 to better align debt repayments with anticipated future cash flows, extend maturity and provide additional financial flexibility. As part of this restructured facility Telecom is providing contingent credit support for up to approximately US$67 million in favour of the senior bank syndicate. The contingent credit support exposure will reduce as further amounts are applied by Southern Cross towards the repayment of the portion of its senior debt secured by the contingent credit support.

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings including letters of credit in accordance with limited guarantees entered into as part of the transactions. The likelihood of losses in respect of these matters is considered to be remote.

Parent Company

The Parent Company has guaranteed, along with guaranteeing subsidiary companies, indebtedness of TCNZ Finance Limited amounting to $3,631 million (30 June 2003: $3,866 million) under a guarantee dated 27 May 1997 and trust deeds dated 25 October 1988, 3 April 1992, 17 March 2000, 18 December 2000 and 11 May 2001, together with subsequent supplemental trust deeds and interest thereon. The Parent Company has issued further guarantees in relation to commercial paper and other treasury activities of TCNZ Finance Limited. The Parent Company has also provided intercompany guarantees to Telecom New Zealand Limited.

NOTE 21 RELATED PARTY TRANSACTIONS

Interest of Directors in Certain Transactions

Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom’s directors are also non-executive directors of other companies, some of which include banking institutions that are involved in the provision of banking facilities to Telecom. At 30 June 2004 banking institutions with cross-directorships were the Australia and New Zealand Banking Group Limited, ANZ National Bank Limited and Westpac (NZ) Investments Limited (a member of the Westpac Banking Group). Banking and financing transactions undertaken with these entities have been entered into on an arms-length commercial basis.

Russell McVeagh, of which John King was a partner until April 2002 and is now a consultant, provides legal services to Telecom from time to time on an arms-length commercial basis.

Rod McGeoch is the chairman of Saatchi and Saatchi’s Trans Tasman Advisory Board, which supplies services to Telecom on an arms-length commercial basis.

Telecom has in previous years used the consulting services of Tyler & Company, of which Michael Tyler is Managing Director. No consulting services have been provided in the current year (2003: $Nil; 2002: $865,000). There was no balance owing to Tyler & Company at the end of the previous financial years.

NOTE 21 RELATED PARTY TRANSACTIONS (continued)

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

Advances to Associate Companies

As at 30 June 2004 Telecom had made a long-term shareholders’ advance of US$65 million (NZ$103 million) to Southern Cross Cables Holdings Limited at an interest rate of Libor + 0.75% (30 June 2003: US$64 million, NZ$109 million).

AAPT made an interest-free advance of A$115 million to AOL|7 Pty Limited (“AOL|7”) (formerly AOL Australia Pty Limited). This amount was not expected to be recoverable and accordingly was written down to zero at 30 June 2002 (refer Note 4). In the year ended 30 June 2004, an agreement was reached with the other shareholders of AOL|7 to sell the AOL|7 business. Telecom received $12 million as its share of the proceeds from sale. This amount has been credited to abnormal expenses as a partial recovery of the previous write-down.

Other Transactions with Associate Companies

The Group provided Internet and communications services to AOL|7 and provides network operations and management services to Southern Cross in respect of its operations in New Zealand. The Group has also derived revenue from Southern Cross for the construction of network facilities in New Zealand. The Group also makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased on Southern Cross. Balances in respect of these transactions with associate companies are set out in the table below. The Group has also acquired capacity in Southern Cross under finance leases (refer Note 13).

	Telecom Group Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $
Revenue from associates	20	31	31
Expenses to associates	(15)	(16)	(15)

	30 June
(Dollars in millions)	2004 $	2003 $
Receivables from associates	4	4
Payables to associates	—	(1)

Parent Company

The Parent Company’s transactions with subsidiary companies are set out in Notes 2 and 6.

Amounts due from subsidiary companies are for no fixed term and are at an interest rate of 6.0%.

Amounts due to subsidiary companies are for no fixed term and are at a weighted average interest rate of 7.94% at 30 June 2004 (30 June 2003: 7.24%).

Included within investments in subsidiary companies (see Note 11) at 30 June 2004 are term loans of $3,839 million (30 June 2003: $3,871 million) advanced to subsidiary companies. These term loans have interest rates ranging between 0% and 10% (30 June 2003: 0% and 10%).

NOTE 22 SUBSIDIARY AND ASSOCIATE COMPANIES

At 30 June 2004, the significant companies of the Telecom Group and their activities were as follows:

	Country of incorporation	Interest held	Principal activity
Subsidiary Companies
Telecom New Zealand Limited	New Zealand	100%	Provides local, national, international and value- added telephone and data services.
Telecom Mobile Limited	New Zealand	100%	Provides cellular and other mobile telecommunications services.
Telecom Directories Limited	New Zealand	100%	Publishes telephone directories.
Xtra Limited	New Zealand	100%	Internet service provider.
Telecom Retail Holdings Limited	New Zealand	100%	Retailer of telecommunications products and services.
Telecom IP Limited	New Zealand	100%	Owns group intellectual property.
Telecom Cook Islands Limited	Cook Islands	60%	Provides telecommunications services in the Cook Islands.
Telecom Samoa Cellular Limited	Western Samoa	90%	Provides cellular telecommunications services.
TCNZ (UK) Investments Limited	United Kingdom	100%	A group finance company.
TCNZ (United Kingdom) Securities Limited	United Kingdom	100%	A group finance company.
TCNZ Finance Limited	New Zealand	100%	A group finance company.
Telecom Investments Limited	New Zealand	100%	A group finance company.
Telecom New Zealand Finance Limited	New Zealand	100%	A group finance company.
Telecom New Zealand Finance (No.2) Limited	Bermuda	100%	A group finance company
TCNZ Financial Services Limited	New Zealand	100%	A group finance company.
Telecom Enterprises Limited	New Zealand	100%	A holding company.
Telecom Wellington Investments Limited	New Zealand	100%	A holding company.
Telecom Pacific Limited	New Zealand	100%	A holding company.
TCNZ Australia Investments Pty Limited	Australia	100%	A holding company.
Telecom Southern Cross Limited	New Zealand	100%	A holding company.
TCNZ (Bermuda) Limited	Bermuda	100%	A holding company.
Telecom Southern Cross Finance Limited	Bermuda	100%	A group finance company.
Telecom New Zealand International Australia Pty Limited	Australia	100%	Provides international wholesale telecommunications services.
TCNZ Australia Pty Limited	Australia	95%	Provides outsourced telecommunications services.
Telecom New Zealand Japan Kabushiki Kaisha	Japan	100%	Provides international wholesale telecommunications services.
Telecom New Zealand UK Limited	United Kingdom	100%	Provides international wholesale telecommunications services.
Telecom New Zealand (UK) Licences Limited	United Kingdom	100%	Holds United Kingdom telecommunications licences.
Telecom New Zealand USA Limited	United States	100%	Provides international wholesale telecommunications services.
AAPT Limited	Australia	100%	Provides value added telecommunications services.
Commerce Solutions Limited	Australia	100%	Provides e-commerce solutions.

Associate Companies
Pacific Carriage Holdings Limited	Bermuda	50%	A holding company.
Southern Cross Cables Holdings Limited	Bermuda	50%	A holding company.

The financial year-end of all significant subsidiaries and associates is 30 June.

NOTE 23 SEGMENTAL REPORTING

Industry segments

Telecom management monitor business performance based on the following industry segments. Results for the years ended 30 June 2004 and 2003 are reported for five operating segments, being the Group’s main areas of operations and a corporate amount containing revenues and costs not allocated to the operating segments. Three of the operating segments are principally based in New Zealand. These segments have been determined based on the different products and services they provide. These three segments are:

NZ Wired - which comprises Telecom’s fixed line and value added telephony services in New Zealand. Services include local, national, international and 0800 calling; data, broadband, internet and leased line services, a broad range of value added and intelligent network telephony services and the publishing of directories.

NZ Wireless - which is a provider of wireless voice and data services in New Zealand.

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

In the year ended 30 June 2002, a sixth operating segment existed. This was Internet and Directories Services, which provided Internet access and published telephone directories in New Zealand. In 2004, following a reorganisation of responsibilities within the segments to better align the management of service delivery to New Zealand customers, these activities were taken over by the NZ Wired segment. In the analysis of segment performance that follows, the presentation of comparatives reflects the 2004 operating segment presentation.

The accounting policies of the segments are the same as those set out in Note 1. Intersegment sales are priced on an arms length basis. Interest income and interest expense are not allocated to the segments, as these are managed by a central treasury function. Hence management have defined the segment result as earnings before interest and taxation.

NOTE 23 SEGMENTAL REPORTING (continued)

As at and for the year ended 30 June 2004

	Telecom Group
(Dollars in millions)	NZ Wired $	NZ Wireless $	International $	Australian Consumer $	Australian Business $	Total Operating Segments $	Corporate and other $	Eliminations $	TOTAL GROUP $
Operating revenue
External customers	3,010	688	157	693	794	5,342	10	—	5,352
Internal customers	37	4	224	—	23	288	—	(288)	—
Abnormal revenue (Note 4)	—	—	—	—	—	—	28	—	28

Total revenue	3,047	692	381	693	817	5,630	38	(288)	5,380
Depreciation & amortisation	377	141	68	46	124	756	67	—	823
Abnormal expenses (Note 4)	—	(110)	—	12	(23)	—	—	—	(121)
Earnings before interest and tax	1,478	19	46	10	—	1,553	(125)	—	1,428
Add interest income									27
Less interest expense									(361)

Earnings before income tax									1,094
Segment total assets	2,795	435	758	448	851	5,287	3,517	(1,304)	7,500
Expenditure on long-lived assets	348	68	68	27	74	585	23	—	608

As at and for the year ended 30 June 2003

	Telecom Group
(Dollars in millions)	NZ Wired $	NZ Wireless $	International $	Australian Consumer $	Australian Business $	Total Operating Segments $	Corporate and other $	Eliminations $	TOTAL GROUP $
Operating revenue
External customers	2,929	617	203	670	767	5,186	5	—	5,191
Internal customers	26	3	192	1	28	250	—	(250)	—

Total revenue	2,955	620	395	671	795	5,436	5	(250)	5,191
Depreciation & amortisation	379	171	51	40	119	760	60	—	820
Earnings before interest and tax	1,453	116	46	2	15	1,632	(136)	—	1,496
Add interest income									14
Less interest expense									(407)

Earnings before income tax									1,103
Segment total assets	3,585	695	713	365	1,121	6,479	2,774	(1,498)	7,755
Expenditure on long-lived assets	314	69	108	16	67	574	26	—	600

NOTE 23 SEGMENTAL REPORTING (continued)

As at and for the year ended 30 June 2002

	Telecom Group
(Dollars in millions)	NZ Wired $	NZ Wireless $	International $	Australian Consumer $	Australian Business $	Total Operating Segments $	Corporate and other $	Eliminations $	TOTAL GROUP $
Operating revenue
External customers	2,849	588	285	880	897	5,499	38	—	5,537
Internal customers	182	173	215	38	14	622	—	(622)	—

Total revenue	3,031	761	500	918	911	6,121	38	(622)	5,537
Depreciation & amortisation	385	144	47	37	101	714	101	—	815
Abnormal expenses (Note 4)	—	—	—	(184)	(545)	(729)	—	—	(729)
Equity in earnings of investees accounted for by the equity method (Note 4)	—	—	—	(133)	—	(133)	—	—	(133)
Earnings before interest and tax	1,317	133	99	(256)	(562)	731	(144)	—	587
Add interest income									17
Less interest expense									(430)

Earnings before income tax									174
Segment total assets	3,321	855	537	483	991	6,187	3,747	(1,688)	8,246
Expenditure on long-lived assets	232	138	171	32	178	751	27	—	778

Geographic segments

Disclosure of revenues, earnings before interest and taxation (being the performance measure of segment result used by management), long-lived assets and total assets on a geographical basis is set out below. Intersegment sales are priced on an arms length basis.

As at and for the year ended 30 June 2004

	Telecom Group
(Dollars in millions)	New Zealand operations $	Australian operations $	Other operations $	Eliminations $	Consolidated $
Operating revenue*
External customers	3,836	1,490	54	—	5,380
Internal customers	—	—	—	—	—

Total revenue	3,836	1,490	54	—	5,380
Earnings before interest and taxation	1,456	24	6	(58)	1,428
Interest income					27
Interest expense					(361)

Earnings before tax					1,094
Segment long-lived assets	3,484	768	60	—	4,312
Segment total assets	6,002	1,215	1,062	(779)	7,500

NOTE 23 SEGMENTAL REPORTING (continued)

As at and for the year ended 30 June 2003

	Telecom Group
(Dollars in millions)	New Zealand operations $	Australian operations $	Other operations $	Eliminations $	Consolidated $
Operating revenue*
External customers	3,652	1,466	73	—	5,191
Internal customers	—	—	—	—	—

Total revenue	3,652	1,466	73	—	5,191
Earnings before interest and taxation	1,499	24	24	(51)	1,496
Interest income					14
Interest expense					(407)

Earnings before tax					1,103
Segment long-lived assets	3,674	900	61	—	4,635
Segment total assets	6,363	1,377	868	(853)	7,755

As at and for the year ended 30 June 2002

	Telecom Group
(Dollars in millions)	New Zealand operations $	Australian operations $	Other operations $	Eliminations & Abnormal Items $	Consolidated $
Operating revenue*
External customers	3,615	1,855	67	—	5,537
Internal customers	—	3	—	(3)	—

Total revenue	3,615	1,858	67	(3)	5,537
Earnings before interest and taxation	1,465	(822)	22	(78)	587
Interest income					17
Interest expense					(430)

Earnings before tax					174
Segment long-lived assets	3,784	967	75	—	4,826
Segment total assets	4,886	1,553	1,411	396	8,246

*	Further details of operating revenue by product are provided on page 68 of the Telecom’s 20F registration document.

NOTE 24 RECONCILIATION OF NET EARNINGS/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Telecom Group Year ended 30 June			Parent Company Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $	2004 $	2003 $
Net earnings/(loss) attributable to shareholders	754	709	(188)	328	2,698
Non-cash adjustments to reconcile net earnings/(loss) to net cash flows from operating activities:
Depreciation and amortisation	823	820	815	—	—
Bad and doubtful accounts	36	56	60	—	—
Deferred income tax	(7)	56	49	—	—
Share of losses of associate companies	—	—	1	—	—
Minority interests in profits/(loss) of subsidiaries	3	3	(3)	—	—
Abnormal revenues and expenses	105	—	862	—	—
Gain on sale of brands	—	—	—	—	(2,141)
Other	(6)	—	(23)	—	(1)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
(Increase)/decrease in accounts receivable and related items	(72)	133	(105)	—	—
(Increase)/decrease in inventories	(8)	(6)	4	—	—
(Decrease)/increase in current taxation	(8)	29	8	(21)	(60)
Decrease in provisions	—	(5)	(51)	—	—
Increase/(decrease) in accounts payable and related items	61	(229)	(78)	(28)	21

Net cash flows from operating activities	1,681	1,566	1,351	279	517

NOTE 25 IMPUTATION CREDIT ACCOUNT

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

The movements in the imputation credit accounts are detailed below:

	Telecom Group 30 June			Parent company 30 June
(Dollars in millions)	2004 $	2003 $	2002 $	2004 $	2003 $
Balance (credit) at the beginning of the year	(308)	(152)	(9)	(8)	(8)
New Zealand income tax paid	(345)	(291)	(278)	—	—
Imputation credits attached to dividends received	(2)	(2)	(2)	(158)	(134)
Imputation credits attached to dividends paid	157	137	137	155	134

Balance (credit) at the end of the year	(498)	(308)	(152)	(11)	(8)

NOTE 26 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 4 August 2004, the Board of Directors approved the payment of a fourth quarter dividend of $184 million, representing 9.5 cents per share. In addition, a supplementary dividend totalling $24 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

On 4 November 2004, the Board of Directors approved the payment of a first quarter dividend of $185 million, representing 9.5 cents per share. In addition, a supplementary dividend totalling approximately $24 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Acquisition of Gen-i

On 1 July 2004, Telecom acquired systems integrator Gen-i for $62.5 million. The consolidation of Gen-i’s results will be effective from this date.

Acquisition of Computerland

In August 2004, Telecom acquired IT services company, Computerland, for $26 million. The consolidation of Computerland’s results will be effective from this date.

Repurchase of Convertible notes

In November 2004, Telecom re-purchased $150 million of the $300 million convertible notes at 30 June 2004.

Sale of investment in INTELSAT Limited

In October 2004, Telecom entered into a conditional contract to sell its investment in INTELSAT Limited, an international telecommunications satellite services company, for approximately US$15 million.

NOTE 27 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(Dollars in millions, except per share amounts)	Operating revenues (including abnormal revenues) $	Abnormal items $	Net earnings attributable to shareholders $	Net earnings per share $
Quarter ended:
30 September 2003	1,321	—	162	0.085
31 December 2003	1,352	28	203	0.106
31 March 2004	1,359	12	232	0.120
30 June 2004	1,348	(133)	157	0.081

Year ended 30 June 2004	5,380	(93)	754	0.392

Quarter ended:
30 September 2002	1,306	—	146	0.078
31 December 2002	1,299	—	155	0.083
31 March 2003	1,292	—	197	0.104
30 June 2003	1,294	—	211	0.111

Year ended 30 June 2003	5,191	—	709	0.376

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total annual earnings per share for the year.

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in New Zealand (“NZ”) which differs in certain significant respects from that applicable in the United States (“US”). These differences and the effect of the adjustments on net earnings and shareholders’ funds are detailed below. During the year Telecom adopted FASB Interpretation No.(“FIN”) 46R “Consolidation of Variable Interest Entities” and Statement of Financial Accounting Standard (“SFAS”) 123 “Accounting for Stock-Based Compensation in conjunction with SFAS 148 “Accounting for Stock-based Compensation – Transition and Disclosure”. The impact of these changes in accounting principle are discussed in note 28 (o) and note 28 (f) respectively.

EFFECT ON NET EARNINGS/(LOSS) OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

	Telecom Group Year ended 30 June
(Dollars in millions, except per share amounts)	2004 $	2003 $	2002 $
Net earnings/(loss) in accordance with NZ GAAP	754	709	(188)

US GAAP adjustments:
Derivative financial instruments (b)	(11)	(51)	(37)
Depreciation of interest costs capitalised in prior years (c)	(5)	(5)	(5)
Amortisation of goodwill (d)	65	66	—
Capacity sales (e)	2	2	(27)
Stock-based compensation (f)	2	—	—
Government grant – project Probe (g)	(11)	—	—
Provision for onerous contracts (h)	—	—	(5)
Share of losses of associate companies (i)	—	—	(26)
Write-down of investment in AOL|7 (j)	—	—	48
Tax effect of US GAAP earnings adjustments	10	37	6

Net earnings/(loss) before change in accounting principle, in accordance with US GAAP	806	758	(234)
Cumulative effect of change in accounting principle, in accordance with US GAAP (o)	(604)	—	—

Net earnings/(loss) after change in accounting principle, in accordance with US GAAP	202	758	(234)

Basic net earnings/(loss) per share in accordance with US GAAP before change in accounting principle (p)	$0.42	$0.40	$(0.13)
Cumulative effect of change in accounting principle on basic net earnings/(loss) per share	$(0.31)	—	—

Basic net earnings/(loss) per share in accordance with US GAAP after change in accounting principle (p)	$0.11	$0.40	$(0.13)

Diluted net earnings/(loss) per share in accordance with US GAAP before change in accounting principle (p)	$0.42	$0.39	$(0.13)
Cumulative effect of change in accounting principle on diluted net earnings/(loss) per share	$(0.31)	—	—

Diluted earnings/(loss) per share in accordance with US GAAP after change in accounting principle (p)	$0.11	$0.39	$(0.13)

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CUMULATIVE EFFECT ON SHAREHOLDERS’ FUNDS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

	Telecom Group Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $

Shareholders’ funds in accordance with NZ GAAP	2,205	1,765	1,325

US GAAP adjustments:
Investments - accumulated unrealised holding gain/(loss) on available-for-sale securities (a)	21	13	(9)
Accounts payable and accruals - derivative financial instruments (b)	(91)	(67)	(122)
Fixed assets - capitalisation of interest costs, net of accumulated depreciation (c)	7	12	17
Intangibles - accumulated amortisation of goodwill (d)	131	66	—
Unearned revenue - capacity sales (e)	(23)	(25)	(27)
Provisions - stock-based compensation (f)	2	—	—
Fixed assets - government grant project Probe (g)	(11)	—	—
Investments - share of losses of associate companies (i)	(45)	(45)	(45)
Investments - dividends from associates (k)	(102)	(102)	(102)
Deferred tax liability - tax effect of cumulative US GAAP adjustments to shareholders’ funds	50	36	6
Impact on retained earnings for initial consolidation of the Southern Cross Group under FIN 46R (o)	(603)	—	—

Shareholders’ funds in accordance with US GAAP	1,541	1,653	1,043

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ FUNDS IN ACCORDANCE WITH US GAAP

	Telecom Group Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $

Shareholders’ funds at beginning of year in accordance with US GAAP	1,653	1,043	1,746

Net earnings/(loss)	202	758	(234)
Other comprehensive income/(loss) (a)	(45)	81	(176)

Total comprehensive income/(loss)	157	839	(410)

Dividends	(488)	(428)	(423)
Tax credit on supplementary dividends	55	52	50
Capital contributed	163	146	80
Movement in deferred compensation	1	1	—

Shareholders’ funds at end of year in accordance with US GAAP	1,541	1,653	1,043

Represented by:

Contributed capital	1,871	1,708	1,562
Retained (accumulated deficit)/earnings	(71)	160	(222)
Accumulated other comprehensive (loss) (a)	(261)	(216)	(297)
Deferred compensation	2	1	—

Shareholders’ funds at end of year in accordance with US GAAP	1,541	1,653	1,043

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a) Comprehensive Income/(Loss)

Comprehensive income/(loss) consists of net income and other gains and losses affecting shareholders’ funds that, under US GAAP, are excluded from net earnings.

Changes in the components of other comprehensive income/(loss) are as follows:

	Telecom Group Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $
Net earnings/(loss) in accordance with US GAAP	202	758	(234)

Other comprehensive income/(loss):
Foreign currency translation adjustments (see Note 17)	(17)	(23)	(161)
Derivative (losses)/gains on cash flow hedges (b)	(21)	38	(26)
Derivative losses transferred to earnings	9	68	—
Unrealised holding gain on available-for-sale securities	36	22	41
Gain/(loss) on available for sale securities transferred to earnings	(28)	—	—
Income tax expense/(benefit) related to items of other comprehensive income/(loss)*	(24)	(24)	(30)

Other comprehensive income/(loss)	(45)	81	(176)

Total comprehensive income/(loss)	157	839	(410)

*	Income tax expense/(benefit) related to items of other comprehensive income/(loss) comprises the tax effect of foreign currency translation adjustments, derivative (losses)/gains on cash flow hedges and derivative losses transferred to earnings.

Accumulated other comprehensive (loss)/income, a component of shareholders’ funds in accordance with US GAAP, totalled $(261) million at 30 June 2004 (30 June 2003: $(216) million). Components of accumulated other comprehensive (loss)/income, net of taxation were:

	Telecom Group 30 June
(Dollars in millions)	2004 $	2003 $
Foreign currency translation adjustments	(288)	(243)
Unrealised holding gain on available-for-sale securities	21	13
Derivative gains on cash flow hedges	6	14

Accumulated other comprehensive loss	(261)	(216)

Statement of Financial Accounting Standard (“SFAS”) 115 “Accounting for Certain Investments in Debt and Equity Securities” requires equity securities to be classified as either ‘trading securities’ or ‘available-for-sale securities’. Telecom’s investment in INL is not held for the purpose of short-term trading and therefore meets the definition of an available-for-sale security. Available-for-sale securities must be carried at fair value with unrealised gains and losses reported as a component of other comprehensive income.

Telecom previously held an investment in Sky, which met the definition of an available for sale security. The accumulated balance in other comprehensive income in respect of the investment in Sky was reclassified to earnings when the investment was sold in the current year.

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b) Accounting for Derivative Financial Instruments

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

Telecom holds derivative financial instruments solely for the purposes of hedging. The nature of the various derivative financial instruments utilised by Telecom and the purposes for which these financial instruments are used are described in Note 18. Under SFAS 133, Telecom’s derivative financial instruments are deemed fair value hedges, cash flow hedges or net investment hedges.

For fair value hedges, changes in the value of the derivative that is designated as a fair value hedge, along with offsetting changes in the fair value of the underlying hedged exposure attributable to the risk being hedged, are recorded in earnings each period. Telecom uses cross currency interest rate swaps for its fair value hedges.

For cash flow hedges, in which derivatives hedge the variability of cash flows related to floating rate and/or foreign currency denominated liabilities or forecasted transactions, the accounting treatment is dependent on the effectiveness of the hedge. To the extent that the derivative is effective in offsetting the variability of the hedged cash flows, changes in the derivative’s fair value are not included in current earnings, instead being reported as a component of other comprehensive income. These changes in fair value will be included in the earnings of future periods when earnings are also affected by the variability of the hedged cash flows. To the extent that hedges are not effective, changes in the fair value of the derivative are included immediately in current earnings. As at 30 June 2004, Telecom’s cash flow hedges were for a maximum term of fourteen years. Telecom uses cross currency interest rate swaps, interest rate swaps, electricity swaps and forward foreign exchange contracts.

Telecom raises the majority of its debt offshore and swaps the fixed overseas exposure to a floating New Zealand or Australian dollar exposure via cross currency interest rate swaps. Telecom then enters into New Zealand dollar or Australian dollar interest rate swaps to convert floating rate exposure into fixed rate exposure where it is considered appropriate.

At 30 June 2003 a number of Telecom’s cash flow hedges were deemed ineffective under SFAS 133 as the maturity profiles of interest rate swaps did not necessarily match the maturity profiles of the cross currency interest rate swaps. This allowed Telecom to evenly distribute its interest rate repricing over a seven year horizon. During 2004 Telecom restructured its interest rate swap portfolio to realign the maturity profiles of interest rate swaps with the maturity profiles of cross currency interest rate swaps. As at 30 June 2004 Telecom had jointly designated its cross currency interest rate swaps and interest rate swaps as effective cash flow hedges.

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

In the year to 30 June 2004, net losses of $11 million (30 June 2003: $51 million) arising from hedges deemed by SFAS 133 to be ineffective have been reclassified to earnings. In the year to 30 June 2004 net losses amounting to $13 million (30 June 2003: gains of $106 million; 30 June 2002 losses of $26 million) were included in other comprehensive income. The amount expected to be reclassified to earnings in the next 12 months is a gain of approximately $5 million (30 June 2003: gain of $7 million; 30 June 2002: gain of $7 million).

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(c) Capitalisation of Interest Costs Relating to the Construction of Property, Plant and Equipment

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

(d) Goodwill and Other Intangible Assets

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

On adoption of SFAS 142, entities are required to perform an initial impairment review. Telecom has performed an assessment of its acquisition goodwill and other intangible assets as at 1 July 2002 and determined that no impairment existed. Telecom have ceased amortising goodwill for US GAAP purposes from 1 July 2002 and instead test the carrying value for impairment at least annually, with the most recent assessment carried out as at 30 June 2004.

The following tables present the impact of SFAS 142 on reported US GAAP net income and earnings per share had the standard been in effect for the year ended 30 June 2002:

	Telecom Group Year ended 30 June
(Dollars in millions)	2004 $	2003 $	2002 $
Reported net earnings/(loss)	202	758	(234)
Add back amortisation of goodwill	—	—	111

Adjusted net earnings/(loss)	202	758	(123)

Basic earnings/(loss) per share:

Reported net income/(loss)	$0.11	$0.40	$(0.13)
Goodwill amortisation	—	—	$0.06

Adjusted net income/(loss)	$0.11	$0.40	$(0.07)

Diluted earnings/(loss) per share:

Reported net income/(loss)	$0.11	$0.39	$(0.13)
Goodwill amortisation	—	—	$0.06

Adjusted net income/(loss)	$0.11	$0.39	$(0.07)

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Goodwill

Goodwill per reportable segment is summarised below:

	NZ Wired	NZ Wireless	Inter- national	Australian Consumer	Australian Business	Total
Goodwill as at 30 June 2003	—	38	—	293	717	1,048

Foreign currency translation adjustment	—	—	—	(12)	(31)	(43)

Other	—	1	—	—	—	1

Goodwill as at 30 June 2004	—	39	—	281	686	1,006

(e) Capacity Sales

Under NZ GAAP, gains arising from the sale of network capacity have been recognised in earnings in the period in which the sale is made.

Under US GAAP, such transactions do not qualify for immediate profit recognition and the profit is spread over the life of the capacity agreement.

(f) Stock-Based Compensation

Prior to 2004, Telecom applied the intrinsic value method, prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock-Based Compensation”, and related interpretations to account for its stock-based compensation plans. Accordingly the company recorded compensation expense over the vesting period. For share options, compensation expense was recognised only where the market price on the date the options were granted is in excess of the exercise price. During the current year, Telecom began expensing the options issued based on the fair value on a prospective basis only for NZ GAAP. Restricted shares and issues under the Telecom Share Rights Scheme (TSRS) continue to be accounted for at intrinsic value for NZ GAAP. Compensation expense for these instruments is recognised based on the market price of the shares at grant date. Telecom’s stock-based compensation plans are described in Note 17.

For US GAAP reporting purposes, effective 1 July 2003, Telecom has adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based compensation” using the prospective method (as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”) to all new awards granted, modified or settled after 1 July 2003. Awards prior to 1 July 2003 continue to be expensed based on the intrinsic method. The effect on the Group from adopting SFAS 148 in 2004 was a charge to earnings of $2 million.

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The following table illustrates the effect on reported net income and earnings per share if the fair value method had been applied to all outstanding and unvested awards in each period.

	Telecom Group Year ended 30 June
(Dollars in millions, except per share amounts)	2004 $	2003 $	2002 $
US GAAP:
Net earnings/(loss), as reported	202	758	(234)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	2	2	—
Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(6)	(8)	(5)
Pro-forma net earnings/(losses)	198	752	(239)

Basic earnings/(loss) per share
As reported	$0.11	$0.40	$(0.13)
Pro-forma	$0.10	$0.39	$(0.13)

Diluted earnings/(loss) per share
As reported	$0.11	$0.39	$(0.13)
Pro-forma	$0.10	$0.39	$(0.13)

The fair value of stock option grants is estimated using the Black Scholes option pricing model based on the following weighted average assumptions:

	Telecom Group Year ended 30 June
	2004	2003	2002
Risk-free interest rate	5.7%	6.2%	6.3%
Expected dividend yield	5.8%	4.0%	4.5%
Expected option life (in years)	5.2	5.9	5.9
Expected stock price volatility	27%	27%	27%

Restricted shares are valued based on the market price at date of grant.

(g) Government Grant – Project Probe

In 2004 Telecom received $11 million from the NZ Government as a contribution towards the cost of expanding its broadband network as part of a government sponsored regional broadband expansion programme. Under NZ GAAP, subsidised assets are required to be initially recorded at fair value, with the value of the subsidy recognised as revenue.

Under US GAAP, the subsidy is credited against the value of the assets acquired. Accordingly, a reconciling difference arises between NZ and US GAAP which will reverse in future years as the subsidised assets depreciate.

(h) Provision for Onerous Contracts

Under US GAAP, the costs relating to these onerous contracts should be expensed as incurred. Consequently, the accrual of such costs is not permitted.

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(i) Share of Losses of Associate Companies

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

Under US GAAP net losses continue to be accrued until both the equity investment and any advances provided to the associate are reduced to zero unless the Company has an obligation to fund those losses. Telecom has no obligation to fund the losses.

(j) Write-down of Investment in AOL|7

Included in the write-down of goodwill and other AAPT assets under NZ GAAP in 2002 was a charge to write the AOL|7 advance down to an expected recoverable amount of $nil. Due to the continued recognition of Telecom’s share of associate losses for US GAAP purposes, the AOL|7 advance had a lower carrying value under US GAAP. Therefore the portion of the NZ GAAP write-down relating to this difference has been reversed for US GAAP purposes.

(k) Dividends from Associates

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

(l) Recognition of Revenue

Under NZ GAAP, charges for connecting customers to the network and costs related to connecting the customer are recognised in revenue/expenses as received/incurred. Staff Accounting Bulletin (“SAB”) 104, issued by the US Securities and Exchange Commission, requires connection revenues to be deferred and recognised over the life of the connection, with related costs also deferred to the extent that they do not exceed deferred revenues. Telecom’s costs of connection exceed the revenue it derives from connection and therefore an adjustment to comply with US GAAP would result in equal deferral of income and expenditure. This would have no impact on net earnings or shareholders funds calculated in accordance with US GAAP.

During the current year the FASB issued EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. Adoption of this pronouncement has not had a material impact on Telecom’s US GAAP results.

(m) Research and Development Expenditure

Under NZ GAAP, research and development costs are charged to expenses as incurred except where, in the case of development costs, future benefits are expected beyond any reasonable doubt to exceed these costs. Where development costs are deferred, they are amortised over future periods on a basis related to future benefits. For the purpose of compliance with US GAAP, all research and development costs must be expensed as incurred. As at 30 June 2004 and 30 June 2003 there were no significant amounts of deferred development costs.

(n) Asset Impairments

US GAAP requires disclosure of the reporting segment in which impaired assets are included. During the current year, an impairment write-down was recognised on the TDMA network, which is included in the NZ Wireless segment and on the LMDS network which is included in the Australian Business segment.

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(o) Variable Interest Entities – Cumulative effect of change in accounting principle

Under NZ GAAP an enterprise is required to control an entity before it can be consolidated. For control to exist NZ GAAP requires both a power element, being the capacity to determine the financing and operating policies of another entity, and a benefit element, being the entitlement to a significant or greater level of ownership benefits.

Under US GAAP, FASB Interpretation Number (FIN) 46R “Consolidation of Variable Interest Entities” was issued in December 2003, which applies to Telecom’s reconciliation to US GAAP for the first time as at 30 June 2004. FIN 46R defines a variable interest entity (VIE) as an entity that has insufficient equity to absorb “expected losses” (a probability based measure of potential negative variances from expected results). FIN 46R requires an enterprise to consolidate a VIE if it is the primary beneficiary of the VIE, meaning if it holds variable interests (equity, subordinated debt and other subordinated financial support) that would absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s residual returns, or both.

SOUTHERN CROSS

Telecom does not control the Southern Cross Group (comprising Southern Cross Cables Holdings Limited, Pacific Carriage Holdings Limited and their subsidiaries) therefore it is not consolidated under NZ GAAP but treated as an investment in associate.

Under US GAAP, FIN 46R, the Southern Cross Group is considered to be a VIE with Telecom being the primary beneficiary. Telecom has provided greater than 50% of the contingent credit support (which is considered to be a variable interest) in addition to providing 50% of Southern Cross’ equity and subordinated debt, therefore Telecom is considered to hold variable interests that would absorb a majority of Southern Cross’ losses. As a result Telecom has consolidated the balance sheet of Southern Cross as at 30 June 2004. To the extent that the Southern Cross Group reports losses in the future, Telecom expects it will be required to recognise 100% (not its pro-rata share) of those losses in its consolidated results of operations determined on a US GAAP basis in the periods those losses occur.

Southern Cross is an independent bandwidth wholesaler established to finance, construct and maintain the cable network, and to market network capacity.

Southern Cross creditors have no recourse to the general credit of Telecom except the contingent credit support provided in favour of Southern Cross’ senior bank syndicate (refer Note 20: Contingencies).

Consolidation was effective on 30 June 2004 under US GAAP. The impact of consolidation on the Group’s assets and liabilities on a US GAAP basis was as follows:

(Dollars in millions)	30 June 2004 $
Cash	2
Restricted Cash	148
Receivables and prepayments	21
Long-term investments	(103)
Fixed assets	1,301

Total assets	1,369

Accounts payable and accruals	1,580
Long-term debt	392

Total liabilities	1,972

Cumulative effect on shareholders funds of change in accounting principle	(603)

Cash

Use of $148 million of Southern Cross’ cash balance is restricted to interest and principle payments on debt and certain capital expenditure pursuant to Southern Cross’ senior debt facilities.

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Long term investments

The consolidation of the Southern Cross Group results in the elimination of Telecom’s advance to the Southern Cross Group.

Fixed assets

Fixed assets comprise cable network assets and landing stations, which are being depreciated over the 20 year economic life of the network. Included within landing stations are assets acquired under capital leases with a cost of $130 million and accumulated depreciation of $23 million.

Accounts payable and accruals

Accounts payable and accruals principally represents revenue received in advance under capacity usage agreements. This revenue is being recognised progressively over the life of the agreements.

Long-term debt

Long-term debt comprises amounts due under Southern Cross’ senior debt facility of $290 million and advances from non-Telecom shareholders of $102 million.

Senior debt is at floating rates of interest at Eurodollar base rates plus a margin of between 0.85% and 1.45%. Contingent credit support for $73 million of the debt is provided by non-Telecom shareholders of Southern Cross. $98 million of the senior debt matures within one year, $16 million matures within two years, with the remainder maturing thereafter.

External funding of Southern Cross is subject to asset value and interest cover covenants, which have not been adhered to during the year ended 30 June 2004. The consequences of the non-adherence is that Southern Cross is prohibited from distributing dividends to its shareholders.

The shareholder advance is at an interest rate of LIBOR plus 0.75%.

Segment

The Southern Cross Group operates a submarine cable within the Pacific region and is based in Bermuda. Telecom views the Southern Cross Group as an operating segment.

OTHER VARIABLE INTEREST ENTITIES

Telecom has entered into several cross border leases in respect of certain telecommunications assets whereby Telecom is lessor of assets from an intermediary lessor who is in turn lessor of asset from investors. The following intermediary lessors are variable interest entities with which Telecom has involvement but is not the primary beneficiary:

Variable Interest Entity	Commencement date	Value of assets subject to lease (USDm)
Neax Leasing Limited	May 1999	146
Networks Leasing Limited	September 2000	108
LFC Leasing Limited	September 2001	189
MFC Leasing Limited	December 2001	103

Telecom’s variable interests arise by virtue of the fact that Telecom has provided guarantees of up to 40% of the intermediary lessor’s scheduled lease obligations. These obligations are backed by investments held with high credit quality financial institutions and Telecom considers the likelihood of loss under the guarantee to be remote.

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(p) Earnings Per Share

SFAS 128 “Earnings Per Share”, requires companies to present basic earnings per share and diluted earnings per share. The numerators and the denominators used in the computation of basic and diluted earnings per share before change in accounting principle pursuant to SFAS 128 are reconciled below:

	Telecom Group Year ended 30 June
(In millions, except per share amounts)	2004	2003	2002
Basic EPS Computation
Numerator - net earnings/(loss) before cumulative effect of change in accounting principle	$806	$758	$(234)
Numerator – net earnings/(loss) after cumulative effect of change in accounting principle	$202	$758	$(234)
Denominator - ordinary shares (in millions)	1,922	1,887	1,863

Basic EPS before cumulative effect of change in accounting principle	$0.42	$0.40	$(0.13)

Basic EPS after cumulative effect of change in accounting principle	$0.11	$0.40	$(0.13)

Diluted EPS Computation
Numerator: Net earnings/(loss) before cumulative effect of change in accounting principle	$806	$758	$(234)
Add: Capital note interest after income tax	—	$37	—
Convertible note interest after income tax	11	$11	—

	$817	$806	$(234)

Numerator: Net earnings/(loss) after cumulative effect of change in accounting principle (including convertible note interest after tax)	$213	$806	$(234)

Denominator (in millions):
Ordinary shares	1,922	1,887	1,863
Capital notes	—	149	—
Convertible notes	36	36	—
Options	4	1	1

	1,962	2,073	1,864

Diluted EPS before cumulative effect of change in accounting principle	$0.42	$0.39	$(0.13)

Diluted EPS after cumulative effect of change in accounting principle	$0.11	$0.39	$(0.13)

Anti-dilutive potential shares (in millions):
Convertible notes	—	—	36
Capital notes	62	—	199

Total anti-dilutive potential shares	62	—	235

Anti-dilutive potential shares (as defined by SFAS 128) have been excluded from the calculation of diluted EPS, as shown above.

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(q)	Statement of Cash Flows

Under both NZ GAAP and US GAAP, a Statement of Cash Flows, which discloses cash flows from operating, investing and financing activities, is required to be presented. Under US GAAP, bank overdrafts (which were $nil for each of the financial years in the three year period ended 30 June 2004) would be reclassified as a financing activity rather than a component of cash position. In addition, short-term deposits with original maturities of three months or less would generally qualify as a component of cash position. Accordingly, the closing cash position under US GAAP at 30 June 2004 and 30 June 2003 would be $482 million and $184 million respectively.

	30 June
(Dollars in millions)	2004 $	2003 $
Net cash flows from/(applied to):
Operating activities	1,681	1,566
Investing activities	(584)	(702)
Financing activities	(946)	(988)

Net cash flow	151	(124)
Foreign exchange translation adjustment	(3)	(4)
Cash balance arising upon consolidation of Southern Cross	150	—
Opening cash position	184	312

Closing cash position	482	184

(r) Deferred Taxation

Under NZ GAAP, deferred tax assets are recognised only to the extent management consider the likelihood of realising the deferred tax asset is virtually certain. Under US GAAP, deferred tax assets are recognised, net of valuation allowance, only to the extent management consider the likelihood of realising the deferred tax asset is more likely than not.

The components of the US GAAP net deferred tax liability at 30 June 2004 and 30 June 2003 amounting to $70 million and $91 million respectively are as follows:

	Deferred tax asset/(liability) 30 June
(Dollars in millions)	2004 $	2003 $
Deferred tax assets
Provisions, accruals and other	85	99
Investments in associates	11	15
Advances to associates	34	80

	130	194
Less valuation allowance	(45)	(95)

Net deferred tax assets	85	99

Deferred tax liability
Fixed assets	(155)	(190)

Net deferred tax liability	(70)	(91)

Net current deferred tax asset	62	77
Net non-current deferred tax liability	(132)	(168)

Net deferred tax liability	(70)	(91)

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The valuation allowance at 1 July 2002 was $100 million. The valuation allowance decreased by $50 million and $5 million for the years ended 30 June 2004 and 2003 respectively.

(s)	Presentation of Statement of Financial Performance

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

As disclosed in note 2, international calling revenue includes ‘new age transit’ revenue, which is disclosed net in revenue in the NZ GAAP statement of financial performance. Under US GAAP revenue would include international payments and outpayments would be included in cost of sales.

(t)	Fixed Assets

Under US GAAP the cost and accumulated depreciation of major fixed asset categories is different from NZ GAAP due to the capitalisation of interest (see note 28 (c)) and the capitalisation of Government grants (see note 28 (g)). The major fixed asset categories under US GAAP as at 30 June 2004 and 30 June 2003 are outlined in the table below:

	Telecom Group
(Dollars in millions)	Tele- communications equipment and plant	Freehold land $	Buildings $	Other fixed assets $	Construction in progress $	TOTAL $
Cost	11,181	106	599	1,279	189	13,354
Less accumulated depreciation	(6,443)	—	(305)	(997)	—	(7,745)

Net book value at 30 June 2004	4,738	106	294	282	189	5,609

Cost	9,489	108	589	1,154	188	11,528
Less accumulated depreciation	(5,677)	—	(279)	(925)	—	(6,881)

Net book value at 30 June 2003	3,812	108	310	229	188	4,647

(u) Valuation and Qualifying Accounts and Reserves

	Telecom Group
(Dollars in millions)	Balance at beginning of period $	Charged to costs and expenses $	Balance written off against provision $	Release from provision $	Balance at end of period $

30 June 2004
Provision for doubtful debts	76	36	(51)	—	61
Provision for inventory obsolescence	2	3	—	—	5

30 June 2003
Provision for doubtful debts	73	56	(53)	—	76
Provision for inventory obsolescence	7	—	(3)	(2)	2

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(v) Impact of Recently Issued Accounting Standards

New Zealand

In December 2002 the New Zealand Accounting Standards Review Board announced that International Financial Reporting Standards (IFRS) will apply to all New Zealand entities for periods commencing on or after 1 January 2007. Entities will also have the option of voluntarily adopting IFRS for periods beginning on or after 1 January 2005.

In adopting IFRS for issue as New Zealand equivalents to International Financial Reporting Standards (NZIFRS) certain adaptations of IFRS have been made to reflect New Zealand circumstances. In complying with NZIFRS Telecom will also be in compliance with IFRS.

While NZIFRS are similar to existing New Zealand Financial Reporting Standards in most respects, there are a number of significant differences between the two, most notably in the areas of accounting for financial instruments, taxation, intangible assets and business combinations. These differences will affect the reported results of New Zealand entities, including Telecom, upon adoption of NZIFRS.

Adoption of NZIFRS by Telecom will also impact Telecom’s reconciliation of significant differences between NZ and US GAAP. Adoption of NZIFRS will eliminate certain differences between NZ and US GAAP, for example the amortisation of goodwill, while some reconciling items may change and new reconciling items may also possibly result.

Telecom intends to adopt NZIFRS for the year ended 30 June 2006. Transition from existing GAAP to IFRS will be made in accordance with IFRS 1 “First Time Application of International Reporting Standards”. Upon adoption of IFRS, comparative information presented in the financial statements will be restated to conform with the requirements of IFRS and the impact that adoption of IFRS has had on Telecom’s financial statements will be set out.