Form 20-F
period 2005-06-30
TELECOM CORP OF NEW ZEALAND LTD
filed 2005-09-07
CIK 875809

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2005

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Ordinary shares, no par value	1,957,523,328
Special rights convertible preference share, no par value	1

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

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):    Yes  ☐    No  ☒

Interpretation

When used in this Report on Form 20-F (“Report”) references to the “Company” or “Telecom” are references to Telecom Corporation of New Zealand Limited, a company incorporated with limited liability under the New Zealand Companies Act 1993, domiciled in New Zealand, with its registered office located at Telecom House, Level 8, North Tower, 68 Jervois Quay, Wellington, telephone 64-4-801 9000. References to “Telecom Group” are to Telecom Corporation of New Zealand Limited, together with its subsidiaries and associates.

Certain information required for this report is incorporated by reference from Telecom’s Financial Statements for the fiscal year ended 30 June 2005 (the “Financial Statements”). Information required to be stated as at the most recent practicable date, is stated as at 26 August 2005 unless expressly stated. References to “Notes” are references to the Notes to the Consolidated Financial Statements. The Consolidated Financial Statements for the fiscal years ended 30 June 2004 and 30 June 2005 are filed with this Report.

In this Report references to “US$” or “US dollars” are to United States dollars, references to “A$” are to Australian dollars and references to “$”, “NZ$”, and “NZ dollars” are to New Zealand dollars.

In this report reference to legislation is to New Zealand legislation unless specifically stated otherwise.

Glossary

In addition the following terms have the following meanings:

“ADR”	means an American Depositary Receipt
“ADS”	means an American Depositary Share
“ADSL”	means Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate link to customers over ordinary copper wire
“Affected Shares”	means those shares which the Telecom Board has specified in a notice to a holder as being held in excess of the shareholding limits established by the Constitution
“AMPS”	means Advanced Mobile Phone Service, which is the original standard specification for analogue mobile telephony system
“ASX”	means Australian Stock Exchange
“ATM”	means Asynchronous Transmission Mode, which is a data transport technology suite that uses fixed length cells to transfer the data
“CDMA”	means Telecom’s Code Division Multiple Access network in New Zealand, which is an advanced radio spectrum sharing technique used in new digital mobile networks
“Computerland”	means Ceritas New Zealand Limited, trading as Computerland, and its subsidiaries
“CRM”	means Customer Relationship Management systems

“D-AMPS”	means Digital AMPS, which is a technology for digital transmission of radio signals between, for example, a mobile telephone and a radio base station
“DDN”	means Digital Data Network
“DDS”	means Digital Data Services, which is a system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs
“Depositary”	means The Bank of New York
“DSL”	means Digital Subscriber Line, which is a communications technology allowing high-speed data over existing copper-based telephony plant in the local loop
“DWDM”	means Dense Wave Division Multiplexing, which is an industry term used for a data transport technology that uses multiple different wave-lengths densely grouped together on a single optical fibre
“Economic Value-added”	means the measure used to determine Telecom Group performance in respect of the cash-based incentive schemes
“EVDO”	means Evolution Data Optimised, which is a 3G mobile technology that delivers maximum theoretical data speed of 2.4 Mbit/s, with speeds typically averaging 500kbit/s in practice
“GPRS”	means General Packet Radio Service, which is a new non-voice value added service that allows information to be sent and received across a mobile telephone network
“GSM”	means Global Service for Mobile Communications Limited
“Hutchison 3G Australia”	means Hutchison 3G Australia Limited
“ICMS”	means Integrated Customer Management System, which is Telecom’s primary customer database for both fixed line and mobile customers
“Inland Revenue	means the New Zealand Inland Revenue Department
Department”
“IP”	means Internet Protocol, which is a communications protocol suite used for carrying data on the internet
“IP-VPN”	means Internet Protocol-Virtual Private Network, which is an industry term for an IP-based VPN communications protocol suite used for carrying data on the Internet
“IRSN”	means Integrated Residential Services Network
“IS”	means Information Systems

“ISDN”	means the Integrated Services Digital Network, which is a switched digital transmission that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels
“ISP”	means Internet Service Provider
“IT”	means Information Technology, which is a generic term for any technology relating to information processing or transport
“Kiwi Share”	means the one preference share held by the New Zealand Government in Telecom
“Kiwi Shareholder”	means the New Zealand Government which is the holder of the Kiwi Share
“LMDS”	means Local Multipoint Distribution Service
“MPLS”	means Multi-Protocol Label Switching, which is an industry term for a data communications technique where labels are used to switch data-grams across a network
“MTAS”	means Mobile Terminating Access Service
“NGN”	means Telecom’s trans-Tasman IP-based multi-service Next Generation Network, which is a name given to a converged, voice, video and Data, all IP network
“NZX”	means the New Zealand Exchange
“NZSX”	means the New Zealand Stock Market
“PABX”	means a private automatic branch exchange which is an automatic telephone switching system within a private enterprise
“Pacnet”	means Packet Switch Network
“PDH”	means Plesio-Synchronous Digital Hierarchy
“PoI”	means Points of Interconnection
“PoPs”	means Points of Presence
“PSTN”	means the Public Switched Telephone Network, which is a nationwide switched fixed line voice network
“PSTN OTA”	means the Public Switched Telephone Network Originating and Terminating Access Services
“SDH”	means Synchronous Digital Hierarchy, which is an industry term for a synchronous data transport network
“SHDSL”	means Symmetric Hierarchy Digital Subscriber Line, which is a synchronous variant of ADSL

“Southern Cross”	means Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited
“Southern Cross Network”	means Southern Cross Cables Network
“TDMA”	means Time Division Multiple Access Network, which is the radio spectrum sharing technique on which Telecom’s older 025 networks are based
“TSLRIC”	means Total Service Obligation Long Run Incremental Cost model
“TSO”	means Telecommunications Service Obligation
“UBS”	means Unbundled Bitstream Service, which is a product that allows Access Seekers to bundle and deliver internet-grade services to their markets
“UMTS”	means Universal Mobile Telecommunications System
“VoIP”	means Voice over Internet Protocol, which is a term used in IP telephony for managing the delivery of voice information using the IP
“VPN”	means Virtual Private Network which is a carrier provided service in which the public network provides the equivalent of a privately established customer network
“W-CDMA”	means Wideband CDMA, which is an ITU recognised 3G technology using 5MHz channels to deliver voice and peak data rates from 64 to 384 kbps
“WiFi”	means Wireless Fidelity, which is wireless networking technology that will connect you to the internet at faster speeds and from much longer ranges than current wireless technology allows
“WiMax”	means the next generation of WiFi
“3G”	means third generation mobile network which is a digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s

Forward-looking Statements

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

For example:

•	anticipated capital expenditure for the 2006 financial year;

•	replacing or upgrading of Telecom’s various networks, including its PSTN network, as well as the introduction of new networks, such as an IP-based NGN;

•	Telecom’s expectations regarding revenue mix, operating costs, margins and depreciation and interest expense;

•	Telecom’s expectations that it will be able to continue to generate strong cash flows and that cash flows from the communciations sector will continue to significantly exceed cashflows from other sectors;

•	Telecom’s belief that growth in the IT sector is likely to outstrip growth in gross domestic product and that growth in the information services sector also has the potential to outstrip growth in gross domestic product;

•	Telecom’s belief that industry profit pools in the information services sector are likely to shift from offline to online;

•	Telecom’s belief that growth in entertainment revenues is likely to be fuelled by an increase in user spend and advertising and that home entertainment is positioned to capture most of the absolute revenue growth;

•	that mobile data is expected to drive continued growth in New Zealand mobile data revenues;

•	Telecom’s target of achieving 250,000 residential broadband customers by 31 December 2005 and that one third of the market growth to achieve that target is expected to come from wholesale;

•	Telecom’s cash flow from operations and available borrowings are sufficient to fund Telecom’s expected capital expenditure, working capital and investment requirements;

•	for the year ended 30 June 2006, Telecom expects a pay-out ratio of approximately 85% of net earnings (after adding back amortisation and relevant non-cash items) and expects to pay special dividends totalling 10 cents per share.

When used in this Report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend”, “will”, “plan” and similar expressions, as they relate to Telecom, are intended to identify forward-looking statements.

Such forward-looking statements are not guarantees of future performance. Actual results, performance or achievements could differ materially from those projected in, or implied by, the forward-looking statements as a result of various assumptions, risks and uncertainties. In addition to the risks described under “Item 3 - Risk Factors”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	Telecom’s ability to successfully implement its business strategy;

•	vigorous competition in the markets in which Telecom operates and the possible entrance of new competitors to these markets;

•	increasingly extensive industry specific regulation which is subject to ongoing revision;

•	rapid technological changes and convergence of telecommunications, information services and media markets and technologies;

•	uncertainties regarding operating new systems and technologies;

•	uncertainties about the degree of growth in the number of consumers in the markets in which Telecom operates;

•	decreasing revenues from traditional services owing to mobile and other substitution;

•	network or system interruptions owing to natural hazard disasters and other events such as fire, terrorism or sabotage affecting key facilities, software faults, viruses and power supply loss or overloading;

•	dependence on key third party suppliers for delivery of important services;

•	uncertainties around acquistions and investments;

•	uncertainties around economic conditions within the countries in which Telecom operates;

•	other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular.

Given the risks, uncertainties and other factors, undue reliance should not be placed on any forward-looking statement, which speaks only as of the date made. Telecom does not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Further, the information contained in this document is a statement of Telecom’s intention as of the date of this filing and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Telecom management’s assumptions. Telecom’s management may change its intentions at any time and without notice based upon any changes in such factors, assumptions or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Items 1 and 2    9

Item 3. Key Information

Selected Financial Data

The selected consolidated financial data below has been derived from Telecom’s audited Consolidated Financial Statements for each of the reporting periods in the five year period ended 30 June 2005, which have been reported on by KPMG for the years ended 30 June 2005, 2004 and 2003 and PricewaterhouseCoopers for the years ended 30 June 2002 and 2001, both independent registered public accounting firms, subject to certain reclassifications of data from prior years to conform to current year classifications. The data should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements and Notes which are filed herewith. See F2 – F60.

	Year ended 30 June
	2005 NZ$	2004 NZ$	2003 NZ$	2002 NZ$	2001 NZ$
	(Dollars in millions, except per share and per ADS amounts)
Statement of Financial Performance Data
Amounts in accordance with NZ GAAP:
Operating revenues
Local service	1,101	1,120	1,110	1,080	1,071
Calling	1,348	1,454	1,550	1,763	1,816
Interconnection	207	193	154	145	97
Mobile	841	813	796	822	865
Internet	223	229	219	209	169
Data	777	721	670	650	601
Solutions	321	54	34	—	—
Other operating revenues	787	776	666	868	1,029
Abnormal revenue (a)	154	28	—	—	(12)

Total Operating Revenues	5759	5,388	5,199	5,537	5,636

Operating expenses
Labour	735	594	548	599	572
Cost of sales	1,664	1,480	1,426	1,759	1,852
Other operating expenses	933	942	909	914	909
Abnormal expenses (b)	59	121	—	862	256
Share of associate companies losses after income tax	—	—	—	1	18

Total Operating Expenses	3,391	3,137	2,883	4,135	3,607

Depreciation and amortisation	768	823	820	815	722
Net interest expense	289	334	393	413	381
Income tax expense	392	337	391	365	283
Earnings/(loss) after income tax	919	757	712	(191)	643
Minority interests in (profits) /losses of subsidiaries	(3)	(3)	(3)	3	—
Net earnings/(loss) attributable to shareholders	916	754	709	(188)	643
Net earnings/(loss) per share (c)	0.47	0.39	0.38	(0.10)	0.36
Net earnings/(loss) per ADS (c)	3.76	3.14	3.01	(0.81)	2.91

Item 3    10

Statement of Financial Position Data
Amounts in accordance with NZ GAAP:
Property, plant and equipment	4,283	4,312	4,635	4,826	4,901
Total assets	7,421	7,500	7,755	8,246	8,972
Debt due within one year	863	803	546	1,178	2,165
Long-term debt	2,973	3,438	4,332	4,434	3,298
Total liabilities	4,986	5,292	5,988	6,918	6,969
Total equity	2.435	2,208	1,767	1,328	2,003
Contributed capital	1,987	1,871	1,708	1,562	1,482

	Year ended 30 June
	2005 NZ$	2004 restated NZ$	2003 restated NZ$	2002 restated NZ$	2001 restated NZ$
	(Dollars in millions, except per share and per ADS amounts)
Statement of Financial Performance Data
Amounts in accordance with US GAAP (e):
Net earnings/(loss) before change in accounting principle (g)	980	806	758	(238)	486
Cumulative effect of change in accounting principle (g) (h)	—	(511)	—	—	—
Net earnings/(loss) after change in accounting principle (g) (h)	980	295	758	(238)	486
Basic earnings/(loss) per share before change in accounting principle (c) (g)	0.50	0.42	0.40	(0.13)	0.28
Basic earnings/(loss) per ADS before change in accounting principle (d) (h)	4.02	3.35	3.22	(1.02)	2.20
Basic earnings/(loss) per share after change in accounting principle (c) (g) (h)	0.50	0.15	0.40	(0.13)	0.28
Basic earnings/(loss) per ADS after change in accounting principle (c) (g) (h)	4.02	1.22	3.22	(1.02)	2.20
Weighted average number of ordinary shares outstanding, basic (in millions)	1,946	1,922	1,887	1,863	1,767
Weighted average number of ordinary shares outstanding, diluted (in millions)	2,027	1,962	2,073	1,864	1,767
Diluted earnings/(loss) per share after change in accounting principle (h)	0.50	0.15	0.39	(0.13)	0.28
Diluted earnings/(loss) per ADS after change in accounting principle (h)	3.96	1.22	3.11	(1.02)	2.20
Statement of Financial Position data:
Property, plant and equipment	5,312	5,609	4,647	4,843	4,923
Total assets (h)	8,702	9,176	7,778	8,147	8,775
Total shareholders’ funds (h)	1,924	1,652	1,665	1,037	1,724

	Year ended 30 June
	2005		2004		2003		2002		2001
Dividends relating to the period (accrual basis)
Dividends per share (e)	NZ$	0.485	NZ$	0.270	NZ$	0.200	NZ$	0.200	NZ$	0.200
Dividends per ADS (f)	US$	2.718	US$	1.397	US$	0.895	US$	0.729	US$	0.671
Dividends paid in the period (cash basis)
Dividends per share (e)	NZ$	0.380	NZ$	0.225	NZ$	0.200	NZ$	0.200	NZ$	0.265
Dividends per ADS (f)	US$	2.129	US$	1.132	US$	0.847	US$	0.702	US$	0.892

(a)	In 2005 abnormal revenues of NZ$154 million are comprised of a gain of $86 million on the sale of Telecom’s shares in Independent Newspapers Limited, a gain of NZ$8 million on the sale of Telecom’s stake in Intelsat, a gain of NZ$10 million on the sale of 15 Telecom retail stores to Leading Edge Group, a gain of NZ$9 million on the repurchase of NZ$300 million of convertible notes and an accrual of NZ$41 million of previously unrecognised credit support fees due from Telecom’s associate entity the Southern Cross Cables Group.

In 2004 Telecom realised a gain of NZ$28 million on the sale of its shares in Sky Network Television Limited to Independent Newspapers.

In 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid mobile minutes and monthly internet access resulting in a one-off deferral of revenue of NZ$12 million.

(b)	In 2005 the abnormal charge of NZ$59 million consisted of a write down of Telecom’s TDMA network of NZ$24 million, an adjustment to inter-carrier provisions of NZ$31 million and restructuring costs of NZ$4 million.

In 2004 the abnormal expense of NZ$121 million is comprised of NZ$133 million for the write down of the TDMA and LMDS mobile networks, partly offset by a NZ$12 million partial recovery of a 2002 write down of advances to AOL/7.

In the year ended 30 June 2002, Telecom recorded a charge of NZ$850 million for writing down goodwill and other assets relating to its investment in AAPT Limited. An additional charge of NZ$12 million was also incurred as a result of greater than expected costs to close down the CDMA rollout in Australia (see below).

In 2001 a total charge of NZ$215 million was included in abnormal expenses representing the costs of closing down the CDMA rollout in Australia. Also at 30 June 2001, other asset impairment costs were recognised totalling NZ$41 million, relating to the decommissioning of the IRSN network and writing off other impaired assets and project costs.

(c)	Per share amounts have been calculated as net earnings divided by the weighted average number of shares outstanding during the periods indicated. Per ADS amounts have been calculated based on a ratio of eight shares per ADS. Diluted earnings per share and per ADS amounts reflect the dilutive effects of options and capital securities.

(d)	The principal differences between New Zealand Generally Accepted Accounting Principles, (“NZ GAAP”), and United States Generally Accepted Accounting Principles, (“US GAAP”), that impact Telecom’s results and financial position are set out in Note 28.

(e)	Dividends per share are presented both on the basis of the year to which they relate and on the basis of the year in which they were paid. Dividends per share exclude supplementary dividends payable to overseas shareholders.

(f)	Dividends per ADS are calculated on a ratio of eight ordinary shares to one ADS. Dividends per ADS are stated in US dollars based on the exchange rates prevailing on the dates dividends were paid to shareholders.

(g)	Under US GAAP Telecom was required to consolidate the Southern Cross Cables Group of companies’ balance sheet at 30 June 2004 as a result of the first time application of FASB Interpretation Number (“FIN”) 46R. This resulted in the recognition of a cumulative adjustment for a change in accounting principle of NZ$511 million in its reconciliation to US GAAP for the year ended 30 June 2004. Refer to Note 28 for further details

(h)	Certain 2004, 2003, 2002 and 2001 amounts in accordance with US GAAP have been restated to correct errors identified in prior year accounts primarily pertaining to Telecom’s investment in Southern Cross. Refer Note 28 for further details.

The restatements had no impact on amounts in accordance with NZ GAAP.

Exchange Rates

Below is certain information concerning exchange rates between NZ dollars and US dollars (expressed in US dollars per NZ$1.00) based on the noon buying rate in New York City for cable transfers in NZ dollars as reported by the Federal Reserve Bank of New York (“Exchange Rate”).

On 26 August 2005 the Exchange Rate was 0.6972

The high and low Exchange Rates for each month during the previous six months were as follows:

Month	High	Low
February 2005	0.7304	0.7007
March 2005	0.7450	0.7095
April 2005	0.7345	0.7071
May 2005	0.7356	0.7065
June 2005	0.7175	0.6959
July 2005	0.6870	0.6730

The average Exchange Rates for the financial periods specified below were as follows:

Fiscal Year ended 30 June	Average[1]
2001	0.4198
2002	0.4326
2003	0.5252
2004	0.6304
2005	0.6980

1.	Determined by averaging the Exchange Rates on the last day of each month during the fiscal year.

Risk Factors

Telecom faces vigorous competition in its markets, which could cause Telecom to continue to lose market share, reduce prices and decrease its profitability

The New Zealand telecommunications market has become increasingly competitive since the New Zealand Government introduced open competition in 1989. Since then Telecom has experienced erosion in its market share. In 2001, the New Zealand Government introduced the Telecommunications Act granting competitors greater access to, and ability to resell, Telecom’s products and services. This has increased Telecom’s rate of loss of market share in New Zealand.

While the overall market has, to date, experienced growth, Telecom has lost market share in some key markets, particularly in mobile where, since Vodafone New Zealand Limited’s entry into the mobile market in 1998, Telecom’s estimated share of that market has reduced from around 85% to around 45%. In response to increased competition, Telecom has lowered the prices of its products and services, particularly the prices for mobile, text messaging and data, as well as national long distance calls and international telephone services.

Telecom expects the above trends to continue owing to vigorous competitive activity and increased regulation in New Zealand, facilitating enhanced competitor access to Telecom’s networks, products, and services at lower prices.

Telecom’s competitors include Vodafone Group Inc. and Telstra Corporation Limited and, in Australia, SingTel Optus Pty Limited. Telecom expects these and other competitors to continue to engage in vigorous price competition in both countries. In Australia, this price competition has been particularly significant in the last 12 months. Telecom also expects that competitors will continue to market aggressively to those of Telecom’s customers who purchase large volumes of telecommunications services from Telecom. Telecom expects this competition to lead to a continued erosion of market share that could cause Telecom to further reduce prices and decrease its profitability.

Telecom’s ability to compete successfully will depend on cost-efficient marketing and sales and service delivery, and on Telecom’s ability to anticipate and respond to the various competitive factors affecting the industry, including:

•	new services that may be introduced;

•	changes in consumer preferences;

•	demographic trends;

•	economic conditions; and

•	discount pricing and other strategies introduced by competitors.

To the extent Telecom does not keep pace with technological advances or fails to respond in a timely manner to changes in competitive factors in the industry, Telecom could lose market share or experience a decline in revenue and net income.

Telecom is subject to increasingly extensive industry-specific regulation, which is subject to revision, and which may impose limits on Telecom’s flexibility to manage its business, force it to offer services to competitors as well as reduce the prices it charges for its products and services and which may negatively affect its business and profitability by limiting the returns that can be generated on Telecom’s assets

Telecom operates in an increasingly regulated environment. There is telecommunications-specific legislation in both New Zealand and Australia that regulates matters such as carrier and call termination prices and obligations; and industry-specific competition regulation that regulates access to services for competitors (see “Item 4 – Regulation” below).

Item 3    14

Significant recent and proposed changes in the regulatory environment in New Zealand may have a material adverse effect on the returns expected from Telecom’s provision of telecommunications services by increasing the range and scope of the regulatory regime and ultimately competitor access to Telecom’s networks and services and lowering the price for that access. The Telecommunications Act 1997 provides for the regulator to determine which of Telecom’s services are regulated, the price of those services and the terms and conditions of access.

Current regulatory investigations before the New Zealand regulators include:

•	an application for Telecom to provide TelstraClear Limited (a division of Telstra Corporation Limited) digital subscriber line bitstream service with a maximum of a 128kbps uplink speed;

•	reviews of prior decisions on TSLRIC cost-based interconnection and business and residential product resale;

•	an application for resale of additional business services;

•	an investigation under the Commerce Act 1986 in relation to broadband pricing; and

•	possible regulation of mobile termination rates for calls originating on fixed networks.

The outcome of any of these investigations may negatively affect Telecom’s revenues, possibly significantly.

The New Zealand Government has also announced an implementation review of the Telecommunications Act which may lead to an increase in the scope of regulation of Telecom’s New Zealand businesses and extend the regulator’s enforcement powers. The Government announced on 9 August 2003 an intention to pursue substantial amendments to the Telecommunications Act. See “Item 4 – Regulation”. This review may also lead to enhanced wholesale access to Telecom’s networks, products and services by competitors at lower prices and, consequently, greater erosion of Telecom’s market share, and increase compliance costs.

The New Zealand Government may, at any time, revisit its decision not to unbundle the copper loop. If this decision is revisited and reversed, it may force Telecom to offer additional services to competitors as well as further reduce the prices it charges for products and services. In deciding to accept the Commerce Commission’s recommendations not to implement copper loop unbundling, but to regulate a form of bitstream access, the New Zealand Government took into account statements by Telecom that it was aiming for 250,000 residential broadband customers by 31 December 2005 and that one third of the market growth to achieve that target was expected to come from wholesale. The Government has indicated that it may revisit regulatory issues around unbundling if these targets are not met. This may force Telecom to offer additional services to competitors as well as further reduce the prices it charges for its products and services.

Rapid technological changes and convergence may impair the return or benefits Telecom expects from its capital investments, which in turn could adversely affect Telecom’s business, leading to accelerated write-downs of Telecom assets

Telecom’s business is capital intensive and significant investment in technology and other assets is required before new services can be released to the market. In the 2005 and 2004 financial years Telecom invested NZ$703 million and NZ$608 million, respectively, in capital expenditure principally on telecommunications and network equipment. Telecom expects to incur substantial capital expenditure to continue implementation of a NGN to replace the existing PSTN, further develop 3G mobile technology and to continue to grow broadband and mobile market share. The technology choice and/or market size assumptions behind these investments may not prove to be

Item 3    15

valid, or other technologies with lower operating costs or more compelling service propositions may become available to competitors. Telecom could also make technology decisions which carry a risk that resulting services may not be competitive in the market or may substitute for one another.

The structure of the telecommunications industry is changing as a result of convergence of telecommunications, information services and media markets and technologies, which may affect Telecom’s assumptions on the profitability of its markets. Additionally, some recent alternative technologies using VoIP are becoming commercialised. These factors could result in Telecom having to reduce the prices of its products and services in order to remain competitive. Price reductions could lead to unsatisfactory returns on Telecom’s assets and accelerated write downs of their value, together with significant expenditures in addition to those already planned in order to remain competitive. These factors may also lead to Telecom having to invest in new technologies earlier than originally planned.

Over the last three-years Telecom has been enhancing its capability to address new business areas in the converging telecommunications, IT and content markets by implementing an investment plan to transition its network and services to the NGN architecture. Significant investment is expected to continue over several years. Consumer demand for, or acceptance of, new services utilising the NGN may be less than anticipated. As a result, increased revenue targets may not be achieved and, longer term, Telecom may incur asset impairment write-downs.

Telecom may be unable to successfully introduce IP-based NGN capability and support systems or other new technologies or network infrastructure

A large and complex programme of work, managed over several years, is required to introduce the NGN capability. Telecom may be unable to effectively manage the transition risks while moving to the new infrastructure, or the NGN technologies may not deliver a level of availability and performance that is acceptable to Telecom’s customers. In addition, the transition could result in a greater cost than is anticipated.

In addition, in Australia, AAPT is implementing a programme of work to replace core business applications, such as billing and provisioning, to support a new business strategy focused on delivery of services to the mass market. There is a risk that Telecom may be unable to effectively manage the execution of this implementation and deliver the systems required. This may lead to further substantial write downs of the value of AAPT.

Telecom is exposed to decreasing revenues from the fixed line network owing to mobile and other substitution which could adversely affect Telecom’s profitability

Rapid changes in telecommunications and IT are continuing to redefine the markets in which Telecom operates, including substitution by customers using mobile and internet services in place of making calls over Telecom’s fixed network, and falling voice revenues eroding prices. Telecom’s calling revenues declined from NZ$1,550 million for the year ended 30 June 2003 to NZ$1,348 million for the year ended 30 June 2005 (a decline of 13.0% across the three-year period). If these trends accelerate, impairment write downs may be incurred in respect of Telecom’s fixed network assets, and revenue derived from the fixed network may continue to decline, which in turn could adversely affect Telecom’s consolidated financial position and results of operations.

Telecom is exposed to the risk of a third mobile network operator entering the market in New Zealand with a 3G network

In 2001 the New Zealand Government issued four spectrum licences for the use of 2100MHz spectrum capable of supporting the operation of a 3G mobile network. Telecom

Item 3    16

is one of two mobile network operators currently operating 3G networks in New Zealand (Telecom and Vodafone). Telecom is currently in the process of expanding its 3G capable network’s coverage to all major towns and cities in New Zealand, targeted for completion by November or December 2005. Vodafone has recently launched 3G services in New Zealand.

If another 3G spectrum licence-holder commenced a 3G network build in New Zealand, with coverage of more than 10%, current regulations would give the operator the power to obtain a mandatory roaming agreement with an existing operator. Such a roaming agreement would then allow them to market their service as having nationwide coverage, a key marketing requirement for any mobile operator. Should this occur, Telecom would be impacted negatively by an increased level of competition in the mobile industry in New Zealand with resulting potential loss of revenue, which in turn could adversely affect Telecom’s consolidated financial position and results of operations.

Network or system interruptions may result in reduced user traffic, revenues and damage to Telecom’s reputation

Telecom’s network infrastructure, particularly in New Zealand, is geographically widespread and is vulnerable to natural hazard disasters such as earthquakes, volcanoes, floods and tsunami. Increased failure rates and increasing difficulty supporting ageing legacy technologies, in combination with reduced reliability of new IP-based technologies, may also lead to increased loss of service events and/or the inability to meet the demand requirements for legacy products or services. These events and others, such as fire, terrorism or sabotage affecting key facilities, software faults, viruses, power supply loss or overloading from abnormal traffic loads, could result in service failures to large numbers of customers for extended periods and delays in the processing of bills and the receipt of related payments.

Telecom has experienced network failures in the past. In June 2005 parts of Telecom’s national transport fibre infrastructure were taken down for several hours by two unrelated, simultaneous cable cuts on the eastern and western cable routes of the North Island. The failure on the eastern route was caused by vermin attack on the cable. While repairs were being implemented, traffic was diverted to the western route. During the period of diversion, the western cable was damaged by a post hole digger. These outages affected a large number of customers.

Some network and IT systems that deliver Telecom’s services, provisioning and billing systems may not be fully protected against such events. In addition, some of Telecom’s network and systems are not covered by formal disaster recovery and support arrangements.

The risk of network failures can never be entirely eliminated. Any such failure may harm Telecom’s reputation and could result in customer disatisfaction, compensation payments and contractual penalties, and reduced traffic and revenues.

Telecom is dependent on a limited number of key third party suppliers for the delivery of important services

Telecom depends upon key suppliers, including our key technology partners Alcatel, Lucent and EDS for the supply of transmission, switching, routing and data collection systems, related software and other network equipment. If Telecom were unable to obtain adequate supplies of equipment in a timely manner, or if there were significant increases in the costs of such supplies, Telecom’s operations would be adversely affected. This may make it more costly for Telecom to manage its networks, systems and products and may have a negative effect on its financial position and operations.

Item 3    17

Telecom has a relationship with Sprint Spectrum LP to source handsets and mobile applications on favourable commercial terms. Without this agreement there is a risk that Telecom’s financial performance could be adversely affected.

Telecom’s performance in the New Zealand mobile market could be disadvantaged as a result of its key competitor’s global scale, which allows it to purchase handsets and develop applications on more favourable commercial terms. To ameliorate this risk Telecom has commercial arrangements with Sprint Spectrum LP. These arrangements have enabled Telecom to source handsets directly from original equipment manufacturers on favourable commercial terms. In addition, Telecom is able to obtain access to mobile applications developed by Sprint. Without these arrangements in place there is a risk that Telecom’s financial performance in the mobile area could be adversely affected.

Telecom is dependent upon its competitors’ networks in Australia

In Australia, Telecom’s subsidiaries make extensive use of Telstra’s network access services, including the PSTN, interconnection, local carriage services, unconditioned local loop, and access services. There is a risk that Telecom’s subsidiaries may be unable to satisfactorily renegotiate interconnection and other arrangements which may adversely affect the financial performance of Telecom’s subsidiaries in Australia. This risk may be exacerbated by the Australian Governments’ intention to sell their remaining shareholding in Telstra, which could cause Telstra to review the commercial strategies and objectives of their Wholesale division.

Telecom may be unable to successfully integrate the businesses it acquires, or maximise the results from strategic alliances and investments

From time to time Telecom makes acquisitions and investments. In 2004 Telecom acquired IT service companies Gen-i Limited and Computerland for NZ$62.3million and NZ$26million respectively, to support its strategy to further extend its solutions capability. These, and other current and future acquisitions or strategic alliances, involve risks that Telecom may fail to successfully integrate the businesses acquired with existing operations, which may prevent Telecom from achieving the financial and strategic goals and value anticipated at the time of any acquisition or strategic alliance.

Telecom may pay too much for acquisitions and investments

Value assumptions Telecom uses to make decisions about acquisitions and investments may prove to be incorrect. In particular, the carrying value of acquisitions and investments is based on assumptions about future value which, if not realised, could lead to asset write downs. For example, a write down of NZ$850 million was included in the financial results for the year ended 30 June 2002 with respect to Telecom’s NZ$2.2 billion acquisition of AAPT completed in 2001. In accordance with NZ GAAP, Telecom is continuously reviewing asset values for impairment against fair value. Further write-downs will occur where Telecom determines that the fair value of its acquisitions or investments is less than the carrying value of those acquisitions or investments.

In the 2006 financial year Telecom will adopt International Financial Reporting Standards (“IFRS”). The adoption of IFRS will result in goodwill no longer being amortised. This may result in significantly higher company values for acquisitions than currently recorded under NZ GAAP, increasing the possibility of impairment write downs.

Item 3    18

The accounting for derivative financial instruments is changing as a result of adoption of IFRS in 2006. If a large change in the valuation of financial instruments occurs as a result of market movements and hedge accounting criteria not being met, as a result of the adoption of new accounting principles, this may have a material impact on earnings

Under existing NZ GAAP the current rules around what constitutes an effective hedge have allowed Telecom to account for almost all its derivative financial instruments as hedges and maintain these off balance sheet, with no impact on earnings. Under IFRS, entities are required to carry all derivative financial instruments on balance sheet at fair value with changes in fair value recognised in earnings unless the instruments meet the detailed requirements for hedge accounting. Telecom’s derivative financial instruments generally do meet these tests, however, there is a risk that they may cease to meet them in future or future instruments may not. This could have a material impact on earnings if large valuation changes were required to be recorded through the income statement.

Telecom may be unable to obtain future financing at favourable rates to fund the development of its business

Telecom had debt borrowings totalling NZ$3,836 million at 30 June 2005, the majority of which will need to be refinanced in the future. Conditions in the financial markets could adversely affect Telecom’s ability to finance its operations. In particular, if the general level of interest rates rises, Telecom may be unable to borrow at affordable rates.

Telecom currently has long-term investment grade credit ratings for senior unsecured debt of A2 from Moody’s Investors Service and A from Standard & Poor’s Ratings Group. To the extent that Telecom’s debt ratings or the ratings of the telecommunications sector generally, are downgraded, there is a risk that its cost of funding could increase, or that Telecom’s access to domestic and international debt capital markets could be restricted.

Two of Telecom’s existing term debt issuances (issued under the Euro Medium Term Notes issue) have pricing triggers in the event of a rating downgrade. These triggers would apply if Telecom’s long-term senior unsecured ratings from Standard & Poor’s Ratings Group and Moody’s Investors Service fell below A- and A3 respectively.

Imputation credits would not continue to be available if there was a substantial change in ownership of Telecom

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

As at 30 June 2005 Telecom had NZ$518 million of imputation credits. However, if there are changes in the ownership of Telecom’s shares, such that there is a greater than 34% change in continuity of ownership between the derivation of imputation credits and the attaching of those credits to dividends, such credits will be lost if they have not already been used in relation to dividends. If such credits were to be lost, this could result in greater taxes on dividends until such time as Telecom’s imputation credit account is restored through future taxes paid.

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

Item 3    19

Telecom’s unhedged borrowings may expose it to fluctuations in interest rates. Hedged borrowings expose Telecom to counterparty risk

Telecom has a mix of both floating interest rate and fixed interest rate debt securities on issue at any point in time. Telecom has a policy of converting almost all its floating interest rate exposures to fixed interest rates through the use of derivative financial instruments. As of 30 June 2005 NZ$3,218 million or 88.0% of Telecom’s debt was subject to, or had been converted to fixed interest rates. Telecom has a policy of holding debt in foreign currencies proportionate to the value of the assets held in that currency, and of hedging its exposure to exchange rate fluctuations in respect of other foreign currency borrowings. As a consequence of entering into these derivative financial instruments, Telecom is exposed to the risk that the counterparties to such arrangements may fail to perform their obligations. To the extent that floating interest rate obligations are not converted to fixed interest rate exposures, Telecom is subject to volatility in underlying short-term interest rates.

Depreciation or fluctuations of the New Zealand and Australian dollars relative to other currencies could adversely affect Telecom’s financial condition and results of operations

Telecom’s revenues and expenses are denominated predominantly in New Zealand and Australian dollars. Telecom purchases equipment, materials and supplies denominated in a variety of foreign currencies depending on the source of the goods. Movements in the value of the New Zealand and Australian dollars against other currencies can adversely affect Telecom’s financial performance.

Telecom has a policy of hedging a substantial portion of its budgeted 12 month foreign currency expenditure to reduce the volatility of each exchange rate movement on Telecom’s financial performance and results (approximately 68.0% of total forecast 12 month foreign currency exposures of approximately NZ$325 million as at 30 June 2005, had been hedged). However, in respect of capital expenditures beyond a 12 month time horizon, and to the extent that foreign currency expenditure is unhedged, in line with Telecom’s policy, there is a risk that fluctuations in foreign currency rates may impact upon the cost to Telecom of such foreign sourced purchases.

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

Key operational sites may be subject to Maori land claims which may delay the implementation of network deployment, adversely affect Telecom’s ability to execute its strategies, and negatively impact financial performance

Significant holdings of land in New Zealand are subject to Treaty of Waitangi claims by Maori. Telecom may have limited options for siting new facilities because of radio

Item 3    20

coverage issues or network design considerations, and claimants, both formal and informal, have the potential to delay the implementation of network development investment plans.

The establishment of a link between adverse health effects and electromagnetic energy could expose Telecom to liability or negatively affect operations

Allegations have been made, but not proven, that mobile telecommunications equipment may pose health risks through exposure to emissions of radio frequency electromagnetic energy from such devices. Telecom complies with the radio frequency exposure levels permitted by the New Zealand standard 2772.1:1999 (NZS).

However, there is a risk that an actual or perceived health risk associated with mobile telecommunications equipment could lead to litigation, adversely affect Telecom through a reduction in the number of customers or the growth rate of mobile telecommunications services or reduced usage per customer, or hinder Telecom’s placement of new mobile telecommunications equipment.

Telecom is involved in legal proceedings which, if decided against Telecom, could have a material adverse effect on its business, financial condition, position, results of operations or profitability

As the principal telecommunications provider in New Zealand, Telecom is subject to numerous regulatory and competition law proceedings and is a focus for the New Zealand Commerce Commission and competitors (see “Item 4 –Regulation” below). Telecom is currently involved in litigation regarding regulatory decisions and the interpretation of other New Zealand statutes and regulations.

In addition, Telecom is involved in two proceedings for anti-competitive conduct brought by the Commerce Commission. The maximum penalty for each of these proceedings is set out in “Item 4 – Regulation”. If either proceeding is decided against Telecom, there is a prospect that it will have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

The legal proceedings to which Telecom is a party are described in more detail under “Item 8 – Legal Proceedings”.

Item 3    21

Item 4. Information on the Company

The purpose of this section is to provide a description of Telecom, the products and services it sells, the markets in which it competes, the strategies that it is pursuing within those markets and the competitive and regulatory factors that have a bearing on its ability to successfully compete in those markets, the physical assets that it employs to deliver its products and services and the important alliances and investments in other entities that Telecom has in order to achieve its business objectives.

Item 4 is organised as follows:

•	History and development – a description of the formation of Telecom, its legal and ownership history and its principal subsidiaries and investments;

•	Business overview – a description of the markets in which Telecom operates and the significant industry developments impacting those markets;

•	Telecom strategy overview – a description of the key strategies that Telecom is pursuing in each of its areas of operation;

•	Telecommunications industry outlook – a discussion of Telecom’s expectations of industry and market trends in each of its areas of operation;

•	Market overview – within each of its New Zealand and Australian businesses, a discussion of the characteristics of the markets in which Telecom operates, the customers it serves, the products and services it sells and the competitive and regulatory factors that influence the way that it competes in these markets;

•	Telecom’s principal activities and approach to the market – an overview of the way Telecom organises itself to address its markets;

•	Property, plant and equipment – a description of the physical infrastructure that Telecom employs in its business operations;

•	Partnering arrangements – a description of the important partners that Telecom has aligned with in order to meet its business objectives.

History and Development

Legal Form and History

Telecom Corporation of New Zealand Limited, a company with limited liability incorporated under the Companies Act 1993, is domiciled in New Zealand and has its registered office at Telecom House, Level 8, North Tower, 68 Jervois Quay, Wellington. Telecom’s telephone number is 64-4-801 9000. Telecom is registered with the New Zealand Companies Office under the registration number WN 328287.

Telecom was established on 24 February 1987 by the New Zealand Government for the purpose of acquiring the telecommunications business of the New Zealand Post Office. This was done as part of a broad range of reforms instituted by the New Zealand Government that were designed to place Government-owned trading agencies on an equal footing with private industry.

Ameritech Holdings Limited and Bell Atlantic Corporation Limited (which later became Verizon Communications Inc. following the merger of Bell Atlantic with GTE Corporation in July 2000) purchased Telecom from the New Zealand Government in September 1990. As part of the purchase, Ameritech and Bell Atlantic each agreed to gradually reduce their beneficial ownership in Telecom to 24.95%, which they completed in 1993 by private transactions.

In 1998 Ameritech disposed of substantially all of its Telecom shareholding and its two nominated directors resigned from the Telecom Board. In May 1999 Bell Atlantic’s nominated directors resigned from the Telecom Board. Its successor, Verizon, advised Telecom in September 2002 that it had sold substantially all of its Telecom shares.

Item 4    22

The New Zealand Government holds a single preference share in Telecom (the “Kiwi Share”) that incorporates special rights and attaches a deed defining certain minimum service obligations upon Telecom. These obligations are described more fully under the heading “Regulation”

Company Overview

Telecom is the largest telecommunications service provider in New Zealand (by total revenue), offering a comprehensive range of products and services to residential and business customers.

Telecom operates in the New Zealand market through a number of wholly-owned subsidiaries, including:

•	Telecom New Zealand Limited (access, calling, internet and broadband services;

•	Telecom Mobile Limited (wireless voice and data services);

•	Xtra Limited (Internet Service Provider);

•	Telecom Directories Limited (White Pages® and Yellow Pages®); and

•	Gen-i Limited and Computerland (IT services).

Telecom’s principal Australian subsidiary, AAPT Limited, offers a variety of fixed line, data, internet and mobile services. Telecom acquired 81.4% of AAPT’s shares for NZ$1,498 million in 1999, and purchased the remaining AAPT shares in 2000 for NZ$635 million. Telecom’s other major Australian subsidiary, TCNZ Australia Pty Limited (“TCNZA”), offers telecommunications and IT services to major Australian corporate organisations.

In 2004 Telecom acquired IT service companies Gen-i and Computerland to further extend its IT services capabilities. The acquisition of Gen-i for NZ$62.3 million was completed on 1 July 2004. Computerland was acquired for approximately NZ$26 million in August 2004. Gen-i provides IT services in both New Zealand and Australia.

Telecom’s Principal Interests in Other Companies

Southern Cross Cables Holdings Limited

In October 1998 Telecom joined with two other companies in the formation of the Southern Cross Cables Group to build, own and operate a trans-Pacific cable network. Telecom owns 50% of Southern Cross. The Southern Cross Group consists of two sister companies, Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited (and their subsidiaries).

Hutchison 3G Australia Limited

In May 2001 Hutchison Whampoa Limited, Hutchison Telecommunications (Australia) Limited and Telecom formed a strategic alliance. As part of this alliance Telecom acquired a 19.9% shareholding in Hutchison 3G Australia, a company established to construct and operate a 3G mobile network in Australia. In December 2004 Hutchison 3G Australia entered into an agreement with Telstra to establish a 50/50 partnership called 3GIS Pty Limited to own and operate Hutchison 3G Australia’s W-CDMA radio access network and fund future network deployment.

Item 4    23

Independent Newspapers Limited

On 27 June 2005 Telecom sold its 12% remaining stake in Independent Newspapers Limited to Nationwide News Pty Limited, an affiliate of News Corporation, for total cash consideration of NZ$272 million.

Capital Expenditures and Divestitures

For a discussion of Telecom’s principal capital expenditures and divestitures in the preceding three-year period, refer to “Item 5 – Liquidity and Capital Resources – Net cash used in investing activities, including capital expenditure”.

Business Overview

New Zealand and Australian Marketplace and Competitive Environment

Overview

Telecom is a participant in the Australian and New Zealand communications industry. Broadly, the communications industry can be defined as fixed and mobile calling, messaging, and managed and unmanaged data services that are delivered across a variety of access, transportation and service management platforms. Owing to the changing nature of the underlying technology, the communications industry is developing significant overlaps with other previously distinct industries such as entertainment, IT Services, and information services (directories and search, classifieds and online trading, and online display).

Both the New Zealand and Australian markets are characterised by a relatively sophisticated set of products and services, typically delivered across high quality infrastructure. In general, service levels, pricing, and rate of adoption all compare favourably to relevant industry benchmarks in developed markets.

While Australia and New Zealand have similar demographic and overall communications industry trends, key differences exist in terms of industry structure, regulation and the number of competitors and degree of consolidation. These differences can be attributed partly to the larger size of the Australian market, and partly to the different approaches to deregulation and privatisation in Australia and New Zealand.

Telecom’s principal competitors are affiliates of large multi-national corporations with substantial resources, including Telstra and its New Zealand subsidiary, TelstraClear, Vodafone, and SingTel Optus, a subsidiary of SingTel Corporation. Telecom expects competition to continue to intensify with the prospect of existing participants extending their activities, as well as additional competitors entering the market. Smaller competitors are also actively marketing alternative access technologies to residential and business customers. Further declines in prices for many products and services can be expected.

A Changing Industry Model

The traditional telecommunications industry operating model was built on a series of independent products and platforms, each supported by complex and proprietary business support and operating support systems. Generally, the industry tends to organise itself as separate fixed, wireless and internet services, which can drive complexity and limit the true integration of services from a customer perspective.

Item 4    24

Several significant trends are emerging in the industry. These trends have the potential to fundamentally alter the manner in which communications services are delivered in the future. These trends can be described as follows:

Adoption of the IP standard

IP is a new communications protocol that is used to connect hosts on the internet, and has effectively become a de facto standard for transmitting data over networks. Each host (computer) has at least one IP address that uniquely identifies it from all other devices on the network. The development of IP should enable a move away from the current model of specialised devices accessing dedicated services using independent platforms towards more versatile devices that will access multiple services across common infrastructure.

Broadband Ubiquity

Multiple high-speed broadband networks are available today, and broadband penetration is expected to accelerate over the next two to three-years. Technologies such as ADSL, gigabit Ethernet, WiFi, WiMax, LMDS, CDMA and UMTS are used today to deliver high bandwidth services. The ubiquity of broadband networks is in turn fuelling the growth in applications and services that demand high-speed connectivity and management systems. Improvements in the quality of service and inter-operability regimes should further enhance the capability to deliver video and other advanced data services on a competitive basis in the future.

Wireless Connectivity

Developments in radio network technology and “over-the-air” interfaces with fixed networks and devices have enabled significant performance improvements in high-speed wireless connectivity in recent times. Significant commercial premiums still exist for providing mobile services, and most operators are investing significantly in third generation CDMA or UMTS capability as the percentage of voice minutes and data services delivered across mobile infrastructure continues to increase.

Development of open standards and transparent network architecture

In addition to IP the development of common authentication and transaction platforms with intelligent application interfaces will enable increased inter-operability across future networks. The open standards encourage third party application development and simplify the delivery of truly converged services to mass market and business customers.

The pressure and effect of the above developments has resulted in several significant outcomes that are common to all large integrated players in developed markets, namely:

•	a decline in traditional access and voice services revenue;

•	a migration of voice minutes and data usage from fixed to mobile networks;

•	rapid revenue growth in broadband and mobile services;

•	significant capital investment in broadband infrastructure and NGN capability, including launch of 3G services by wireless operators and alternative access technologies by new entrants;

•	pressure on operating margins and rapid price declines in key commodity line items;

•	the advent of bundling and integrated service offerings, including consolidated billing, customer care and subscription-based pricing models;

•	extensions of business into the adjacent industries of IT services, information services and entertainment.

Item 4    25

Telecom believes in a future Communications Service Provider model, where the customer is at the “centre of the network” and will benefit from increasing service integration, and the ability to access a common set of services with any device, from any location. The development of IP, broadband and innovative multi-access terminals is changing customer behaviour, such that the customer will be able to personalise their future service offerings and self-aggregate their preferred voice, data and video content.

Telecom Strategy Overview

Telecom competes in a broadly defined telecommunications industry that has a number of sub-industries and markets. Generally, Telecom defines its relevant markets in four distinct sectors:

•	Communications – fixed and mobile voice services, managed and unmanaged data and the provision of dial-up and broadband internet services;

•	IT Services – including systems integration, infrastructure management, application development, contact centre management, business outsourcing and procurement;

•	Information – directories, search, classifieds, online trading and auction;

•	Entertainment – video, music, gaming, and other interactive services across communications and IT infrastructure.

Each	sector has distinct characteristics including:

•	different growth rates;

•	competitors;

•	market structure; and

•	regulatory environments.

Convergence is creating large overlaps in certain areas, with communications and IT services converging in the business and enterprise markets, and communications, entertainment and information converging in the mass markets. Within this converged industry model, many of the areas that are expected to generate the most substantial growth are areas where Telecom currently has a limited presence, particularly in the information and entertainment sectors. Conversely, Telecom’s traditional core fixed line telecommunications business is expected to be subject to continued revenue and margin pressure as a result of competitive pressure and substitution.

Telecom’s business strategy aims to respond to the trends within each sector. The fundamental trends are changing the economics of the telecommunications business, although significant differences exist between the perspective and economics of large integrated players, alternative telecommunications companies, and other niche players.

Generally, Telecom can be described as an integrated player in its home New Zealand market, and an alternative player in the Australian market. Integrated players are generally represented in all customer and market segments, and offer a full range of products across diverse infrastructure to a large installed customer base. Alternative players typically rely on a combination of owned and leased infrastructure, and tend to focus their more limited offerings on particular product or customer segments, using a combination of traditional and non-traditional distribution channels.

While some clarity is emerging around future customer behaviour and desired service and operating models, significant uncertainty still exists around two areas:

•	the rate of industry growth – i.e. the level of acceptance and demand for new value-added services (and the resultant pricing models);

Item 4    26

•	the shape of the future industry profit pools – in particular, who will capture a disproportionate share of the previously independent communications, IT services, entertainment and information services value chain.

Industry participants recognise that the migration period to the new business model will take a number of years and that significant uncertainties and opportunities exist during the transition. Telecom recognises the increased level of uncertainty and is executing a strategy that is built on the following generic principles:

•	placing the customer at the centre of its organisation, emphasising integration, inter-operability, ease of use, and personalisation;

•	developing more flexible performance management and incentive systems, and the dynamic allocation of capital and operating expenditure;

•	investing in the common network elements and middleware that enable unified messaging, common authentication, reach and friendly user interfaces and “look and feel”;

•	lowering future operating cost structures by moving towards low-cost service models, product simplification, self-provisioning, simple pricing models, and active supply chain management; and

•	encouraging transparent “eco-systems” whereby application developers, content providers and other third parties can use published open standards and collaborative industry forums to develop an increasing array of future services delivered across Telecom’s infrastructure.

Because of the different sets of assets and capabilities that Telecom possesses in its New Zealand and Australian businesses, coupled with the quite different market positions of the respective businesses, a different approach to the implementation of its general strategies is required for each of Telecom’s New Zealand and Australian operations. This is discussed further in the “Market Overview” section below.

Telecommunications Industry Outlook

The outlook for the broader Australian and New Zealand telecommunications industry is mixed, with a number of positive and negative trends apparent in various product and service lines.

Sustained long-term growth rates in excess of gross domestic product are largely dependent on the market’s appetite for new value-added services, and the future competitive and regulatory environments. Growth in future operating margins will also require significant restructuring of the cost base, and efficiency gains being realised in the new IP-based service models.

A feature of the industry is the inherent level of uncertainty in each sub-industry sector, with key questions over commercial and technical issues. Given the fixed cost nature of the business, and the long lead-times involved in significant capital decisions, a proportion of the current investment programme is necessarily related to maintenance of options. Wherever possible future network and IT capability is built around open standards and non-customised architecture. A number of significant product development programmes are simply based on a set of beliefs around how customers will seek to use services in the future.

The following discussion describes Telecom’s current beliefs around each sub-industry sector. These reflect management’s most realistic expectations at the time of filing. They are subject to material change and a number of scenarios are dependent on technical, regulatory and competitive assumptions that are beyond Telecom’s control.

Item 4    27

Communications Services

Telecom expects strong execution of sales, marketing and product development initiatives will be required to enable the industry to grow at the same pace as gross domestic product. Price-based competition is likely to continue in fixed calling and to accelerate in mobile calling, and regulatory scrutiny will remain a feature of the communications landscape. Telecom’s scale and reach should enable the business to continue to generate strong cash flows, although a changing revenue mix and competitive pressure will continue to place margins under pressure.

Under most realistic scenarios Telecom’s cash flow from the communications sector will continue to significantly exceed the cash flow from other sectors. Telecom is currently a leader in most parts of the core communications market in New Zealand (based on revenue market share), and maintaining stable access market share remains an important priority.

IT Services

Telecom believes growth in the IT services sector is likely to outstrip gross domestic product. Telecom expects this growth will be driven primarily by volume growth in the demand for new services. This is based on the view that customers will continue to seek efficiency improvements through technology, particularly in the enterprise market, and integrators will increasingly become an important channel for communications needs. In terms of price, Telecom expects fragmentation in the industry will continue to drive price-based competition, maintaining pressure on margins.

Telecom’s primary proposition to customers is an integrated communications and IT solution, while Telecom’s competitive advantage in this sector in New Zealand lies in the depth of its current relationships with corporate customers—combining brand with effective channels to market. Telecom believes its brand and channels to market should support its share of market revenues, while capturing the synergies of the recent acquisitions of Computerland and Gen-i should provide an opportunity to partly mitigate the industry margin pressure.

Information Services

Telecom believes the information services sector also has the potential to grow faster than gross domestic product. Growth is expected to come from substitution from print to online media.

Telecom believes industry profit pools are likely to shift from offline (print directories, print classifieds) to online (online search engines and directories, online trading platforms and classifieds), and from content provision (e.g. print directories) to content distribution (e.g. search engines directing users to Yellow Pages®). Telecom presently generates the large majority of its profitability in the information services sector from offline services, through its printed directory business. It therefore expects that a shift in its business model will be required in line with trends in the sector.

Telecom considers that it has three potential sources of competitive advantage in this sector:

•	its brands (Yellow Pages®, White Pages® and Xtra);

•	its established relationships with small and medium enterprises; and

•	its ability to integrate information with communications, particularly in the mobile business.

Telecom intends to develop the online directories service as a key value-added service in the overall information business.

Item 4    28

The penetration of global brands in the broad area of search functionality can be seen as both a threat and an opportunity in the information sector. In order to position itself for the shift to online and the penetration of global brands, Telecom will need to identify opportunities to leverage brands and relationships in different ways and more effectively utilise its ability to integrate information content into its future communications offerings.

Entertainment Services

Telecom believes growth in entertainment revenues is likely to be fuelled by an increase in user spend and advertising. Advertising spend has historically followed consumer usage and is, therefore, expected to gradually move towards online media.

Telecom believes home entertainment (video, music, and gaming) is positioned to capture most of the absolute revenue growth in the entertainment services sector while mobile data has significant potential growth.

Traditional broadcast aggregation models are under threat as users become better able to self-aggregate their own content (e.g. through time-shifting, personal video recorders, and the advent of consumer “media centres”). Telecom believes current aggregation models will prevail until on-demand offerings are developed and distributed broadly.

The distribution of entertainment content online is expected to drive significant increases in data traffic, both fixed and mobile, once pre-conditions necessary for successful delivery of content online are met (in particular, the availability of content in digital form, availability of ubiquitous broadband networks, advent of innovative multimedia devices, and agreement around digital rights management and copyright).

Telecom believes it has the potential to participate in future industry growth through the strength of its high-bandwidth delivery platforms and its historical relationship with the New Zealand residential mass market. Given these assets Telecom does not seek to be a direct content provider, but instead intends to develop strong partnerships with third party content providers to assist in the provision of enhanced video delivery systems and interactive services over Telecom’s infrastructure.

Telecom believes there is currently a significant level of uncertainty in the future entertainment sector, and that the appropriate strategic response is to maintain a number of real options and continue to fund a sustained programme of various network and commercial trials.

Market Overview

New Zealand

New Zealand Business Unit Strategy

As a large integrated player in the New Zealand telecommunications industry, Telecom seeks to develop its position as an integrated communications services provider within New Zealand. Given the suite of products and services, and large existing customer base, the New Zealand business strategy is focused on three key elements:

•	maintaining customer preference – emphasising customer centricity to ensure Telecom understands changing customer needs and buying behaviours, thus securing long-term loyalty and preference;

•	realising the benefits of integration – leading in the development of future converged services and delivering compelling integrated communications, information and entertainment offers to the mass market and integrated communications and IT services to the managed market;

Item 4    29

•	achieving scale and scope as an integrated communications service provider – seeking scale cost structures while improving service levels utilising the benefits of the next generation network and supporting IT capability.

Telecom recognises that the above strategy will require ongoing efforts in achieving operational excellence and potentially significant departures to the current set of pricing and service models.

Telecom Principal Products and Services

Within its integrated New Zealand Operations Telecom provides fixed line and value-added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, IT services, and directories publishing.

Telecom’s New Zealand revenues for each of the last three financial years, broken down by major products, are shown in the table below.

	Year ended 30 June
	2005 $m	2004 $m	2003 $m	2005/2004 % change	2004/2003 % change
Local service	1,062	1,073	1,059	(1.0)	1.3
National calling	623	657	690	(5.2)	(4.8)
International calling	232	269	329	(13.8)	(18.2)
Interconnection	164	142	114	15.5	24.6
Mobile	709	612	570	15.8	7.4
Data	588	516	463	14.0	11.4
Internet	131	136	124	(3.7)	9.7
Solutions	321	54	34	494.4	58.8
Directories	230	221	207	4.1	6.8
Miscellaneous other	183	193	164	(5.2)	17.7

	4,243	3,873	3,754	9.6	3.2

Included within total revenues are revenues earned outside New Zealand in Telecom’s international operations of NZ$57 million for the year ended 30 June 2005 (year ended 30 June 2004: NZ$54 million, year ended 30 June 2003: NZ$73 million). All other revenues are earned within New Zealand.

For further information on Telecom’s revenues by major products and services categories for New Zealand, see “Item 5 – Operating and Financial Review and Prospects”.

Local Service

Local telephone service provides the customer with access to the local telephone exchange, allowing telephone communication between customers in a local calling area and access to national and international toll services.

In New Zealand the main components of local telephone service are fixed line services, such as business and residential line rentals, local call charges (predominantly paid by business customers) including Centrex (a product that allows conventional PSTN lines

Item 4    30

and phones to be used in such a way that they appear to be part of a private network, offering businesses an alternative to buying or leasing their own PABX) and VPN and value-added services, such as call waiting, caller display, and voice messaging and private network management services.

National Calling

In New Zealand national calls (also known as inland toll calls or, in the United States, long distance calls) include calls to a location outside the caller’s local calling area including Centrex and VPN, calls to mobile networks originating within the fixed line network, calls to toll free numbers (which in New Zealand have the prefix 0800 and are paid for by the receiver of the call) and charges for operator assisted calls.

International Calling

International services provided by Telecom include:

•	outgoing international calls made in New Zealand;

•	collect, credit card and “New Zealand direct” calls to New Zealand;

•	receipts from overseas telecommunications administrations and companies for calls to New Zealand that use Telecom’s facilities; and

•	calls from international switched traffic transiting Telecom’s facilities.

Telecom makes payments to overseas administrations and companies for the use of their facilities for outward and transit calls from New Zealand to their countries.

Interconnection

Telecom exchanges calls with competing telecommunications operators which require access to Telecom’s networks in order to terminate calls on Telecom’s networks. Telecom’s revenues include payment for calls carried on behalf of other service providers. Prices and terms for these interconnections are determined by agreement between the parties.

Mobile

Mobile services comprise access and airtime charges for calls originating from Telecom’s mobile network (including international calls) and revenue from text messages sent by Telecom customers; WAP services, wireless data services, paging, cellular equipment sales and other related services.

Telecom’s mobile 027 network (CDMA network) and 025 network (TDMA network) are available to approximately 96% of the New Zealand population. The networks consist of both digital (CDMA and D-AMPS) and analogue (AMPS) services. Telecom launched its CDMA network in July 2001 and expects to gradually phase out its TDMA services and close down the TDMA network in 2007. A significant proportion of Telecom’s TDMA customer base has transferred from TDMA to CDMA, and CDMA customers now make up 70% of Telecom’s customer base, generating approximately 94% of Telecom’s mobile revenues.

At 30 June 2005 Telecom had approximately 1,601,000 mobile connections in New Zealand (approximately 45% of the New Zealand mobile market based on total connection numbers disclosed by all participants in the market), up from approximately 1,352,000 connections at 30 June 2004 (an increase of 18.4%).

Telecom’s New Zealand CDMA network provides access to a nationwide data capability by which Telecom customers can wirelessly access the internet or connect remotely to the office. In July 2002 Telecom commercially launched 1XRTT services. 1XRTT is an

Item 4    31

upgrade of Telecom’s CDMA network offering significantly greater data transmission speeds. The CDMA network has recently been upgraded to EVDO to provide high-speed wireless data capabilities in New Zealand’s metropolitan areas and holiday locations. This enabled Telecom to launch New Zealand’s first 3G mobile service, under the T3G brand. Telecom is in the process of extending the coverage of the EVDO network and expects to provide EVDO coverage in almost all large towns and cities across New Zealand by the end of December 2005.

As part of the expansion of its mobile business, Telecom has introduced a number of new products and services delivered over its CDMA network. These include “Push to Talk” which enables mobile phones to be used as walkie-talkies, photo and video messaging, streaming of video clips, and a range of content and customisation services that provide additional value to customers.

Data

Data services meet customers’ non-voice communications needs. There has been a shift away from traditional dedicated circuit/leased line data products towards IP-based data products, given the increased flexibility and cost efficiency that IP products offer.

The majority of Telecom data business involves data transmission services, dedicated leased lines and managed data services. Telecom has made extensive use of ADSL technology to provide broadband internet access over existing copper telephone lines. Telecom has developed a range of flat-rate monthly plans in the consumer market offering choices of download speeds and monthly download allowances.

LanLink and IP networking provide secure and private IP networking solutions to customers. Telecom’s frame relay and ATM services provide high-speed data services. The ATM service is increasingly being used to support IP services. Telecom offers a wide range of dedicated circuit services to satisfy the needs of customers requiring exclusive telecommunications links. Telecom also provides IP network services which connect other internet service providers to their customers.

Internet

Telecom’s internet services business generates revenues principally from providing internet access for residential and business customers. Telecom, through its subsidiary Xtra, has entered into a licensing agreement with Microsoft Corporation which provides Xtra with MSN services via the Xtra website.

Solutions

Telecom’s solutions revenue comes from its IT services business, which currently operates under the Gen-i and Computerland brands. Telecom provides services which meet customers’ integrated communications and technology needs, including IT consulting and implementation, Information and Communications Technology outsourcing, data centre services, IT security, contact centre services, internet and web development services, IT procurement, technology training, and software development and management services. Many of these service lines have been added during the past three-years as Telecom has grown its solutions business off a small base to rapidly become a significant part of the Group’s operations.

In 2004 Telecom acquired IT services companies Gen-i and Computerland to extend its solutions capabilities. Telecom’s existing IT services business has been merged into Gen-i, with Gen-i the ongoing brand for the combined entity. Telecom is also in the process of merging Computerland into Gen-i to form a single IT services business.

Item 4    32

Directories

Telecom annually publishes in New Zealand 18 regional directories listing customers’ names and telephone numbers and 22 local directories. A standard listing in the regional and local directories is free to both residential and business customers. Special listings are available on a charged basis. Regional advertising directories classified by product or service (Yellow Pages®) are also published every year. Telecom offers single colour, four colour advertising, bold and super bold entries and logos in its directories. Telecom also provides internet White Pages® and internet Yellow Pages®. Telecom’s directories revenues are principally derived from the sale of advertising in Yellow Pages® directories.

Channels

Telecom’s marketing activities are focused on positioning Telecom as a major competitive provider of communications, IT, information and entertainment services to customers in New Zealand. Telecom maintains a number of advertising programmes, including broadcast, print and online media, to support its sales efforts. The focus of Telecom’s advertising strategy is to build preference for Telecom’s brand, increase customer awareness of products and stimulate usage.

Telecom utilises a range of indirect and direct channels to manage its different customer segments which are determined by considering both the size and complexity of those customers.

Retail

Telecom stores and dealers interface with customers to assist in providing business and personal telecommunications services. In August 2004 Australian retailer, Leading Edge Group, purchased 15 of Telecom’s business-focused retail stores with the aim of growing Telecom’s existing retail business customer base. Excluding these stores Telecom retains an extensive nationwide network of 26 retail stores.

Consumer and Small Business Enterprises

Customers in the consumer and small business segments, are served through a range of phone, online, paper and face-to-face channels. They include sales, after sales service, faults, billing, credit, 0800 and via Telecom’s main website.

Corporate and Medium Enterprises

Customers in the corporate and medium enterprises segments are account managed by Channel units, which provide products and customer service to Telecom’s business and public sector customers. These units principally fulfil sales and service and account management functions and also manage products specially designed for their customers.

In 2005 the corporate and medium enterprise sales channels were reorganised. Account management teams in Gen-i took over responsibility for account management of approximately 50 customers, with the Telecom Business Solutions management unit responsible for all other account managed customers. This customer segmentation was based on the relative needs of the account managed customers, with Gen-i assuming responsibility for accounts that have a strong IT focus. These units were formed with representatives of both the IT and telecommunications disciplines.

Wholesale

The Wholesale group focuses on providing customised solutions in terms of products, provisioning and customer service to Telecom’s wholesale customers who include carriers, ISPs, resellers and broadcasters. The group also actively seeks growth opportunities in new segments and products, and looks to partner with customers to develop new opportunities. Within this group a specialist fault management team has been established to handle faults and resolution for wholesale customers.

Item 4    33

Market Structure and Competition

Telecom’s principal competitors are affiliates of large multi-national corporations with substantial resources, including Telstra, Telstra’s subsidiary TelstraClear and Vodafone Group Inc. through Vodafone New Zealand Limited. Telecom expects competition to continue to intensify, with the prospect of existing participants extending their activities, as well as additional competitors entering the market. Smaller competitors are also actively marketing alternative access technologies to residential and business customers. Telecom believes further declines in prices for many products and services can be expected.

Telecom has extensive interconnection arrangements with other network operators and service providers, such as CallPlus Limited, Compass Communications, Worldxchange, Ihug Limited and TeamTalk Limited. These agreements cover international services, national and local voice services, data services, mobile services, internet services, and mobile trunked services.

Telecom’s customer base

The breakdown of Telecom’s New Zealand customer numbers as at the end of each of the last three financial years is shown in the table below.

	Year ended 30 June
	2005 000s	2004 000s	2003 000s	2005/2004 % change	2004/2003 % change
Access lines
Residential	1,417	1,425	1,416	(0.6)	0.6
Business	305	304	303	0.3	0.3
Centrex	68	72	79	(5.6)	(8.9)

Mobile Connections	1,601	1,352	1,250	18.4	8.2

Broadband connections	267	120	72	122.5	66.7

Dial-up internet customers	374	436	430	(14.2)	1.4

Access and local calls

Telephone access and local calls can be provided by competitors that interconnect with Telecom.

Some of these interconnecting operators have the ability to offer local services. In most cases Telecom has number portability agreements in place enabling competitors to provide customers the option of changing between local service providers without needing to change telephone numbers. A regulated local number portability service, which will come into force in April 2007, would require Telecom’s competitors to provide reciprocal portability. Telecom has also entered into a number of wholesale service agreements for the provision of wholesale services to carriers other than TelstraClear.

Item 4    34

National long distance and international calling

Numerous competitors exist in New Zealand which compete in the national long distance and international calling markets.

In addition to those companies, with which Telecom has interconnection arrangements, numerous other organisations offer voice calling services from overseas or by re-selling services from network operators in New Zealand. Internet service providers also compete strongly in the calling market, offering internet, calling, and in some cases, access bundles.

Dial-up internet access services

Approximately 90 ISPs operate in New Zealand and many of these have access to the Telecom network through 0867 and 0873 dial-up numbers.

Broadband services

Telecom faces increasing competition in the broadband services market. TelstraClear now offers cable and DSL broadband services to businesses in the main, and some regional centres. These services are offered through TelstraClear’s xDSL and fibre infrastructure. TelstraClear also has the ability to sell ADSL services through a wholesale arrangement with Telecom, and has established an IP network in the Auckland, Wellington and Christchurch central business districts. Other providers, for example Woosh Wireless Limited and Ihug, also offer wireless and satellite-based broadband services.

In addition, the Government has established the PROBE project. This enables the rollout of broadband to all schools that do not currently have access to broadband and promotes competition in broadband outside metropolitan areas. There are 15 regions, one of which is a satellite region. The confirmed suppliers in the satellite region following tenders are Telecom, Woosh Wireless, Vodafone, Counties Power Limited, The Pacific.Net Limited and Internet Company of New Zealand Limited. Telecom has entered into wholesale services agreements with a number of carriers (except TelstraClear) to provide 256/128, IM/128 and 2M/128 residential and business UBSs. These are being used by competitors to compete in the broadband services market.

TelstraClear has applied to the regulator for a regulated version of bitstream access and once that service is regulated TelstraClear will increase competition in this market. See “Item 4 – Regulation – Unbundled Bitstream”

Wholesale services

Competition in the wholesale market has also increased with the entry of energy companies into the communications market. Vector Communications Limited has high-capacity fibre optic networks in central Auckland and Wellington and an extensive network in south Auckland. Vector currently only operates in the wholesale market. Wired Country Limited, the telecommunications subsidiary of Counties Power, is offering wholesale broadband services in the Auckland metropolitan and south Auckland areas. A number of retailers have taken up these services and are now providing access and calling to a small part of that market. Another participant in the wholesale market is Broadcast Communications Limited, which operates a wireless network for the provision of wholesale access services. Telecom is acquiring wireless services from Broadcast Communications Limited to increase its rural broadband product portfolio.

Mobile telecommunications services

There are currently two mobile network operators in New Zealand – Telecom and Vodafone. Telecom operates a CDMA service. Vodafone operates a digital Global Service for Mobile Communications network and a GPRS service which competes with the CDMA offering. TelstraClear also resells mobile services via the Vodafone network.

Item 4    35

Vodafone is investing in UMTS networks and has recently commenced marketing 3G services. TelstraClear may also build a 3G UMTS network. If it proceeds to invest, Telecom would face increasing competition in the 3G arena and may have to consider accelerating its plans to invest in 3G networks coverage and alternative technologies.

The Commerce Commission has recommended that the mobile termination rates of Telecom and Vodafone should be reduced. See “Item 4 – Regulation – Mobile Termination Review”.

Telecom also faces competition in leased-line services, paging, directories publishing and supply, and installation and maintenance of Customer Provisioning Equipment.

Converged mobile/fixed services and demand for those services are, at this stage, very limited but are expected to increase.

Data services

There is significant competition in the data market, particularly in those products and services that are currently experiencing growth (e.g. DSL and IP services). TelstraClear is Telecom’s main competitor owing to its network reach to the majority of metropolitan and urban locations. There are also niche operators which provide competition in specific locations, segments and products.

Payphones

Competition in the payphone market arises in the form of substitutes, principally calling cards and mobile phones. This competition will intensify with the increased market penetration of mobile phones, and greater activity and lower entry barriers for calling card operators.

Advertising, directories and information services

Telecom’s White Pages®, Yellow Pages®, Local Directories™ and related products (both print and online) are key advertising and contact information channels for local and central New Zealand Government and businesses, in particular small and medium enterprises across New Zealand. As such, Telecom operates within the highly competitive advertising market competing with a range of other domestic and international advertising businesses, local newspapers and direct marketing companies, which also target a similar customer base.

Telecom has a range of specialty databases and services derived from the Yellow Pages® and White Pages® databases. These products and services are used by businesses for direct marketing and updating databases and as such it competes in the provision of lists and value-added services within this industry.

Regulation

Overview

The core regulatory framework in New Zealand applicable to Telecom consists of the following:

•	industry-specific competition legislation in the form of the Telecommunications Act 2001;

•	the Commerce Act 1986 (antitrust law);

•	the “Kiwi Share”, a share held in Telecom by the New Zealand Government and attaching the TSO and other obligations;

Item 4    36

•	an agreement between the Crown and Telecom governing supply of the universal service obligation pursuant to the Kiwi Share (“TSO Deed”);

•	consumer protection laws (e.g. Fair Trading Act 1986, Consumer Guarantees Act 1993);

•	the Telecommunications Carriers’ Forum a statutory self-regulatory body that promulgates industry codes;

•	Radiocommunications Act 1989;

•	Overseas Investment Regulations 1995.

Principal regulators

The principal regulator is the Commissioner, who oversees the regulatory regime provided for by the Telecommunications Act (see below) and sits as an industry-specific branch of the Commerce Commission, New Zealand’s competition regulator. The Commerce Commission oversees the Commerce Act antitrust law and consumer protection law, such as the Fair Trading Act.

There are also two industry self-regulatory bodies, being the Telecommunications Carriers’ Forum, which was set up under the regulatory regime to promulgate industry codes, and the Number Administration Deed, a self-regulatory body set up to administer the phone numbering scheme.

Industry-specific competition regulation – Telecommunications Act

The New Zealand telecommunications environment has been reformed by the Telecommunications Act. The introduction of the Telecommunications Act created a telecommunications industry-specific regulatory regime in place of a comparatively deregulated environment governed by general antitrust law.

The core functions of the Commissioner are to:

•	make determinations on access disputes between access seekers and access providers in relation to regulated services specified in the Act;

•	determine the net cost and allocation of the cost of Telecom’s universal service obligation under the TSO Deed;

•	monitor compliance with the service obligations recorded in the TSO Deed;

•	investigate whether services that are currently unregulated should be regulated and added into legislation in addition to services that are already regulated;

•	approve telecommunications access codes drafted by the Telecommunications Carriers’ Forum.

In the short history of the Telecommunications Act to date, the Commissioner has made determinations on interconnection by TelstraClear with Telecom’s PSTN (both price and non-price terms), resale of Telecom’s business retail services, and resale of residential access in non-networked metropolitan areas and non-metropolitan areas and other residential services (making nationwide competition in residential access now available to competitors for the first time).

Item 4    37

Telecommunications Act review

The New Zealand Government has announced an Implementation Review of the Telecommunications Act which may lead to an increase in the scope of regulation of Telecom’s New Zealand businesses and extend the Telecommunications Commissioner’s (“Commissioner”) enforcement powers. This review may also lead to enhanced wholesale access to Telecom’s networks, products and services by competitors at lower prices and, consequently, greater erosion of Telecom’s market share, and increase compliance costs. The Government released a Discussion Paper in November 2004. On 9 August 2005 the Government announced an intention to pursue substantial amendments to the Telecommunications Act.

The changes include:

•	Providing for key access terms and conditions to be set upfront by the Commerce Commission on a multi-company basis. At present, bilateral negotiations are first required, followed, if necessary, by bilateral determination of terms and conditions by the Commission;

•	Enabling telecommunications companies to get quick access to regulated terms and conditions set by the Commission where existing contractual arrangements are not as good as the regulated service. This will be particularly beneficial in the fast-moving Internet services sector and will prevent “contracting out” below a regulated minimum service standard;

•	Enabling the Minister to accept, reject or call for reconsideration of part of a Commission recommendation (where parts are not fully interrelated);

•	Improving the ability of the Commerce Commission to take enforcement action in the High Court where required. At present only affected parties can take action, which can be difficult and costly for small operators;

•	Making more flexible the time period during which particular services, like interconnection, may be regulated. At present the Act only allows for a five-year period with the possibility of a single two-year extension following a full investigation. The changes will allow a five year extension or a three-year extension following a simplified investigation process;

•	Enabling the Minister to make network interoperability standards mandatory where the majority of industry agrees;

•	Enabling the Minister to set standards for the availability and service quality of emergency services, including on mobile networks.

These amendments are likely to increase regulatory intervention. The Government has indicated that proposed amendments will be introduced into Parliament later in the year. An election will occur in September and may impact on the amendments introduced.

Review of designated and specified services in the Act

The Telecommunications Act 2001 contains a schedule of services potentially subject to regulation through a determination of access disputes. These services are subject to a sunset clause and expiry after five years of the Act entering into force, namely December 2006. The only exception is the unbundled bitstream service designation which was entered into the Act at a later date and is not set to expire in 2006.

The Commerce Commission is currently considering whether to launch investigations to extend the period for which the services may remain in the Act. An extension may be made for some or all services for a period of two years. The effect of such reviews may result in continued regulation of services already in the Act or alternatively a reduction in regulation if services expire and are no longer subject to regulation.

There is also potential for the Commerce Commission to launch investigations to amend or alter some of the service descriptions. There is a potential for any amendments to increase the scope of regulation.

Item 4    38

The scope and timing of the reviews is currently unknown but, in relation to any extensions, must occur before the expiry in December 2006.

Local loop unbundling

In December 2003 the Commissioner recommended to the Minister of Communications that the local loop should not be unbundled. Instead, he recommended regulation of a UBS suitable for fast internet services but not suitable for real-time services. In May 2004 the Commissioner’s recommendations were accepted by the Minister of Communications who also agreed not to regulate unbundled partial circuits on the basis that Telecom voluntarily offered a wholesale product that met the regulator’s requirements. The Commissioner could investigate again in the future whether the local loop should be unbundled.

Unbundled bitstream services

Following the addition of the UBS into the Telecommunications Act as a regulated service, Telecom voluntary offered UBS services (256/128, 1M/128 and 2M/128).

TelstraClear did not take up the voluntary offerings, and in November 2004 it applied to the Commerce Commission for a regulated UBS.

On 21 April 2005 the Commerce Commission issued a draft determination proposing that a residential and business bitstream access service be regulated. These services were to consist of an unconstrained downstream speed with a 128 uplink. The pricing proposed under the methodology in the Telecommunications Act was $26.19 for the residential service and $28.88 for the business service. A final determination is expected by the end of 2005 and may differ from the draft determination.

Number portability

Five telecommunications carriers applied to the Commerce Commission for a determination in respect of the cost allocation for local telephone and mobile telephone number portability services. In addition, three telecommunications carriers applied to the Commerce Commission for a determination of the functions and standards for local and mobile telephone number portability. The parties submitted proposed terms covering the network standards for companies wishing to port numbers in New Zealand and a code establishing a centralised number portability management system, which have largely been agreed between the parties. The Commerce Commission issued a single Final Determination in August 2005 on both the allocation of costs and the functions and standards for number portability.

Industry common set-up costs are to be shared amongst all carriers based on market share, and donor network operators can recover the incremental cost of porting a customer from the receiving network operator. All other costs are to be borne by the carrier who incurs the cost.

The Commerce Commission has confirmed that the Act does not allow fixed to mobile portability. However, the Commission has not determined whether a converged fixed and mobile service is a fixed service for purposes of number portability.

Number Administration Deed

On 29 August 2005, Telstra Clear Ltd alleged that Telecom and Vodafone have breached the Number Administration Deed (NAD), which governs the way that numbers are allocated. The complaint relates to the allocation of short codes for SMS messages. The complaint is likely to be referred to the Independent Chair of the NAD. If a breach is upheld, Telecom could be required to change the way that it allocates numbers, which would have some impact on the mobile business. The Independent Chair could also impose an insignificant fine on Telecom and Vodafone. This is the first allegation of a breach in the history of the NAD, so this is no precedent as to the likely outcome.

Item 4    39

Interconnection Termination Rates

Interconnection termination rates for toll bypass, standard, toll-free payphone calls and calls to premium rate services were reduced by the Commerce Commission in November 2002 from 2.7 to 1.13 cents per minute. The 1.13 cents per minute rate is a benchmarked rate, which is subject to review in accordance with a forward-looking cost methodology model, the TSLRIC. This materially decreased Telecom’s interconnection revenues from fixed line calling but at the same time, revenues increased from mobile termination revenue, largely driven by increased volumes of texting traffic.

Both Telecom and TelstraClear have applied to the Commerce Commission for a final pricing review of the interconnection termination rate. The Commerce Commission has released its draft determination on the final pricing review, in which it has stated that the interconnection rate should be 1.00 cents per minute. The Commerce Commission has stated that its final price will be backdated to June 2002 such that the final price of 1.00 supplants the initial price of 1.13 cents. The High Court declined to make declarations sought by Telecom that this backdating approach was incorrect. This issue is on appeal. If the High Court judgment is upheld then Telecom’s interconnection financial results could be adversely affected. A final determination is expected later this year.

Current and future negotiations between Telecom and TelstraClear on the provision of interconnection and wholesale services could (if those negotiations are not successful) result in new applications to the Commerce Commission.

Mobile termination review

In May 2004 the Commerce Commission commenced an investigation into whether mobile termination services should be regulated. The Commerce Commission has also expressed concern about the cost for consumers to call mobile phones from fixed networks. The Commerce Commission released its final report in June 2005 recommending that mobile termination rates relating to calls from fixed lines (excluding termination on 3G networks) should be reduced and regulated on a cost-based methodology. Telecom considers that the Commission’s final report intended to regulate Telecom’s existing 3G voice network but not new or non-Telecom 3G networks. Telecom joined Vodafone in issuing judicial review proceedings against the Commission’s final report and the Minister. See “Item 8 – Legal Proceedings”.

Revenues may be adversely affected by such regulation, both directly, through reduced interconnection revenue, and (more significantly) indirectly as the regulator expects reduced termination charges to be passed on to consumers via lower fixed to mobile calling charges. However, the Commerce Commission’s final report must be considered by the New Zealand Minister of Communications who may accept or reject the Commerce Commission’s recommendation, or require the Commission to reconsider the recommendation. On 9 August 2005, the Minister sent the report back to the Commerce Commission for reconsideration. This was primarily in light of issues around 2G and 3G distinctions and in light of commercial offers put to the Minister separately by Telecom and Vodafone.

Regulated resale

Since May 2003 the Commerce Commission has required that Telecom resell fixed line business services on a retail-minus basis. Since June 2004 the Commerce Commission has also required that Telecom resell residential services on a retail-minus basis. This has introduced competition for residential and business access across largely all of New Zealand for the first time by allowing Telecom’s competitors access to its nationwide products and services. Telecom expects to continue to lose market share in access, calling and data products and services as a result.

Item 4    40

Both Telecom and TelstraClear have applied to the Commerce Commission for final pricing reviews in relation to business and residential services. These applications are being considered together and are currently pending with the Commission. If there is a difference between the initial and the final price determined by the Commission, then the same issue as to repayment of the difference and backdating arises, as referred to in relation to the “Interconnection Termination Rates” section above. If the final price provides a lower price to access seekers and backdating is required, this could adversely affect Telecom’s financial results.

In November 2004 TelstraClear applied to the Commerce Commission for the wholesale regulation of six further fixed line business services. Telecom is waiting on a draft determination on the application from the Commission.

The scope of the services under the Telecommunications Act is subject to pending declaratory proceedings.

Kiwi Share/TSO Deed

The Government holds the Kiwi Share, which is one preference share in Telecom that has special rights. These special rights give rise to the following obligations:

•	Telecom will charge no more than the standard rental for local residential telephone service (increased consistent with the Consumer Price Index) as it was at 1 November 1989 unless overall profitability of Telecom’s fixed business is unreasonably impaired;

•	a local free calling option for local residential telephone service (including voice and dial-up data services) will be maintained for all Telecom residential customers;

•	the line rental for local residential telephone service in rural areas will be no higher than the standard rental and Telecom will continue to make local residential telephone service as widely available as it was at 19 December 2001.

In addition, Telecom is required to meet certain minimum standards for dial-up connection to the internet from residential phones. These include, from December 2003, that:

•	95% of all existing residential lines meet the 14.4 kps connect speed;

•	99% of all existing residential lines meet the 9.6kps connect speed.

The TSO Deed allows Telecom to recover a proportional share of the cost of the provision of TSO services to loss-making customers from other industry participants. Telecom expects the amount of TSO recovery, an annual process under the Act, to continue to reduce.

Telecommunications Carriers’ Forum

The Telecommunications Act also provides for an industry forum to be developed for the purpose of preparing industry codes for approval by the Commerce Commission. The Telecommunications Carriers’ Forum was formed as an incorporated society on 23 August 2002, comprising Telecom and five other carriers, which have since been joined by six further carriers. The Telecommunications Carriers’ Forum prepares codes for regulated services in accordance with the Telecommunications Act. These codes for designated access services and specified services are intended to be confined to implementation of the access principles in the Telecommunications Act. These principles are: timeliness, non-discrimination and international best practice. Although the codes are not currently binding, one of the limbs of the review of the Telecommunications Act is that they may become binding. To date the following codes have been completed or are pending:

•	Co-location of Radiocommunications facilities regulated under the Telecommunications Act;

Item 4    41

•	Code for the transfer of Telecommunications services;

•	Mobile content code;

•	Consumer complaints code;

•	SMS anti-spam code.

The Forum also prepared two draft Codes governing Number Portability, which were submitted to the Telecommunications Commissioner and incorporated (with some amendments) into the Number Portability determination.

Commerce Act

The Commerce Act remains the general antitrust statute regulating market behaviour. It is now accompanied by the regulatory regime in the Telecommunications Act.

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

Item 4    42

Consumer Guarantees Act

The Consumer Guarantees Act provides rights of redress to consumers against suppliers and manufacturers of goods and services, in respect of any failure to comply with guarantees given, or deemed to be given by that Act. In July 2003 the Consumer Guarantees Act was amended to ensure that it applied to the supply of utilities (including telecommunications).

Telecommunications (Interception Capability) Act 2004

The Telecommunications (Interception Capability) Act 2004 aims to ensure that government surveillance agencies can effectively carry out interceptions of telecommunications under lawful interception warrants and authorities. The Act also aims to ensure that interception requirements do not create barriers to the introduction of new or innovative telecommunications technologies, and that telecommunications Network Operators and Service Providers have the freedom to choose system design features and specifications that are appropriate for their own purposes.

The Act achieves its purpose by requiring telecommunications Network Operators, such as Telecom, to have interception capable public telecommunications networks and telecommunications services. PSTNs and telecommunications services must be interception capable by October 2005, and PDNs by April 2009. However, the Minister of Justice may grant exemptions from these requirements. Where a Network Operator needs to make changes to its PSTN to comply with the Act, government funding is available in some situations.

The Act also requires Network Operators and Service Providers to assist Surveillance Agencies with the execution of interception warrants and interception authorities by making available personnel who can provide reasonable technical assistance, and taking all other reasonable steps necessary for giving effect to the interception. The Surveillance Agencies are required to reimburse Network Operators and Service Providers for the costs they incur in providing this assistance.

Persons exercising powers and carrying out duties under the Act must also ensure that the privacy of telecommunications that are not subject to an interception warrant are maintained, and that interceptions must be undertaken without unduly interfering with any telecommunications.

If a Network Operator or Service Provider does not comply with their obligations under the Act, the High Court may make a Compliance Order requiring that person to do a specified thing or cease a specified activity. Contravention of a Compliance Order can result in a financial penalty of up to $500,000, and in the event of a continuing contravention, $50,000 for each day that the contravention continues.

Radiocommunications Act

Telecom currently holds the following spectrum rights:

•	management rights until 2012 in respect of both the AMPS A and B bands (20 MHz in total) that its mobile network currently utilises;

•	management rights until 2010 in respect of eight MMDS channels (64 MHz in total). Telecom’s future use of these channels is currently under review;

•	management rights until 2021 in respect of 25 MHz of DCS1800 spectrum;

•	management rights until 2021 in respect of 15 MHz of 3G UMTS spectrum;

•	licence rights (spectrum licences) for periods from 5-20 years in respect of approximately 150 point-to-point systems operating in the DCS1800 bands.

Item 4    43

Such management rights and licence rights are deemed to be assets of a business for the purposes of the Commerce Act.

The New Zealand Government is implementing its policy of allowing existing right holders to renew their spectrum rights for a further 20-year period under most circumstances. The opportunity to renew rights will occur approximately five years before existing rights expire. The offer to incumbents will be based on a price-setting formula that is intended to estimate the market value of the spectrum. Where the formula cannot be applied, the Government intends to hold an auction. Based on recent Government documents, Telecom may not be given the opportunity to renew its MMDS rights, and may have to compete at auction to continue tenure of the AMPS A and B bands.

Telecom also holds approximately 7,000 radio apparatus licences, relating to frequencies that have not yet been brought under the new regime. These licences are usually issued annually, and renewed automatically, although there is no statutory right to renewal.

Overseas Investment Regulations

Under the Overseas Investment Regulations Telecom is deemed to be an “overseas person” because of its foreign shareholders. Overseas persons are required to obtain consent for certain business activities. Telecom must obtain consent from the Overseas Investment Commission for business acquisitions where the value exceeds NZ$50 million, or for certain acquisitions involving land.

Item 4    44

Australia

Australian Business Unit strategy

Telecom’s subsidiaries in Australia can generally be thought of as alternative telecommunications service providers, with limited access infrastructure and focused product and channel strategies. Telecom’s goal in the Australian market is to deliver growth through the execution of service-layer strategies. A service orientation requires a proportionately higher investment in information systems and people capability and requires a detailed understanding of niche market segments, and differentiated pricing, service and delivery models.

AAPT intends to target the mass market and non-account managed customer base (particularly the small to medium-sized business market). The three principal strategic themes to implement the strategy and achieve market differentiation include:

•	innovative pricing, promotion and packaging for the mass, non-account managed market;

•	building a portfolio of channels relevant to the mass market (including a shift to indirect channels);

•	building self-service and internal IT and support capability for the mass market.

Successful execution of the above strategies is designed to differentiate Telecom’s business from the traditional players, while creating a growing profit pool in offerings that extend beyond pure connectivity.

Telecom subsidiaries in Australia also offer integrated IT and communications solutions and trans-Tasman services to the corporate and enterprise customer segments through the AAPT and Gen-i Australia brands. The customer base covers a number of business, corporate and government customers operating across Australia and New Zealand, and includes the telecommunications outsourcing arrangement with the Commonwealth Bank of Australia, which was recently extended for a further three year period. In addition, an agreement to supply other key services to the bank, including voice and call centre services, has been entered into for a three year period.

Telecom’s principal products and services

Through its Australian subsidiaries, AAPT and TCNZA, Telecom provides a range of fixed line, voice and data, internet, pay TV and mobile telecommunications services to residential, business, corporate, government and wholesale customers.

Telecom’s Australian revenues for each of the last three financial years, broken down by major products, are shown in the table below.

Item 4    45

	Year ended 30 June
	2005 $m	2004 $m	2003 $m	2005/2004 % change	2004/2003 % change
Local service	39	47	51	(17.0)	(7.8)
National calling	365	396	408	(7.8)	(2.9)
International calling	102	95	72	7.4	31.9
Interconnection	43	51	40	(15.7)	27.5
Mobile	132	201	226	(34.3)	(11.1)
Data	189	205	207	(7.8)	(1.0)
Internet	92	93	95	(1.1)	(2.1)
Resale	337	317	278	6.3	14.0
Miscellaneous other	63	82	60	(23.2)	36.7

	1,362	1,487	1,437	(8.4)	3.5

For further information on Telecom’s revenues by major products and services categories for Australia, see “Item 5 – Operating and Financial Review and Prospects”.

Local service

Telecom only generates a limited amount of local service revenue in Australia owing to the limited number of customers who are directly connected to AAPT’s infrastructure. AAPT resells Telstra’s local service products to a large number of its consumer customers (this is included in resale revenue).

National calling

Across Australia AAPT provides a range of voice services to all consumer segments; to all Australian destinations and international destinations. AAPT owns or leases a high-speed inter-capital fibre network between major cities to carry both data and voice.

In addition, AAPT’s existing long distance customers who have pre-selected AAPT are automatically provided with fixed to mobile services by AAPT, as long distance and fixed to mobile services are not unbundled in Australia. Calls made from a fixed wire phone to mobiles are carried over AAPT’s network, and terminated on a mobile network. AAPT pays an interconnect fee to mobile operators to terminate calls on their networks.

International calling

Australian international calling revenue is primarily derived from long distance traffic carried by undersea cable or by satellite to and from Australia, both for AAPT and TCNZA retail customers and for wholesale customers, such as calling card providers.

Interconnection

Interconnection revenue arises where AAPT terminates calls originating on other carriers’ networks, be they fixed line or mobile.

Item 4    46

Mobile

AAPT retails mobile services as a reseller of Vodafone mobile products. In November 2001 AAPT and Vodafone Australia signed a network services agreement. Under this agreement AAPT purchases capacity at wholesale prices and connects to Vodafone Australia’s network while continuing to market its mobile services to customers through the AAPT brand. AAPT no longer markets mobile as a stand-alone product, now selling it only in combination with other products.

Data

AAPT owns and operates a large secure private IP network. This network is mainly used for providing services to the Victorian Government. Although AAPT was unsuccessful in its bid to renew its contract to supply telecommunications services including voice, data and internet services to all Victoria Government agencies, AAPT is continuing to derive revenue from the use of the network, and the unsuccessful bid has not impacted AAPT’s network from a technical perspective. In other states TCNZA uses this network to support the major key account, Commonwealth Bank of Australia. TCNZA manages faults, reporting and provisioning on this part of the network. The network also supports Frame Relay and Asynchronous Transfer Mode types of networks.

Internet

AAPT derives revenue from providing internet access and e-commerce services to business customers and also generates revenue by wholesaling services to other ISPs, which in turn resell their services to retail customers.

Resale services

AAPT resells Telstra’s local call services to customers not directly connected to AAPT’s network. This service is principally marketed to customers as part of a bundle with AAPT’s other services, particularly calling services.

Targeting full service customers continues to be an important strategy for AAPT’s consumer business, and resale revenues in AAPT’s consumer business grew in 2005.

Channels

Marketing communications programmes including advertising, face-to-face, direct mail and telemarketing are used to support Australian customer acquisition and retention goals. Cross-selling and up-selling of services to customers is achieved through a combination of in-house and outsourced call centres. In the year ended 2005 AAPT has sought to enhance its outbound telesales capability by creating new sales teams within its in-house call centres. This required AAPT to hire a significant number of additional call centre staff.

Also during the year ended 30 June 2005 steps were taken to fill out AAPT’s portfolio of channels to market, with the appointment of IProvide in the business market. This new channel initiative is dedicated to helping small and medium enterprises take advantage of IP services, including VoIP, virtual private networks and other value-added IP applications.

Different marketing strategies are applied to each of the Australian customer segments.

Consumer

AAPT Consumer is targeting customers with bundled offers that build scale around Telecom’s voice and IP infrastructure.

Item 4    47

Business

AAPT Business’s marketing strategy is to take advantage of AAPT’s integrated IP network to provide a range of business applications such as VoIP and best-in-class reporting tools that offer a transparent view of communications costs and solutions for mobilising a workforce.

Industry Structure and Competition

Competition for the provision of telecommunications services was deregulated in Australia from 1 July 1997 with the introduction of a package of legislation. This legislation introduced a number of changes to the existing regime, including:

•	the removal of barriers to entry into the telecommunications infrastructure market;

•	an industry-specific access regime that allows third parties access to certain telecommunications services;

•	an industry-specific rule to regulate anti-competitive conduct; and

•	increased emphasis on industry self-regulation.

Since the introduction of these reforms there has been a significant increase in competition in telecommunications markets, particularly in the provision of long distance national and international voice and mobile telecommunications services, and long distance national and international data services to businesses.

Demand for telecommunications services is forecast to continue to grow in the foreseeable future. In particular, there is a demand for more bandwidth intensive products with lower growth for basic voice services. Price reductions, which have already been seen in the market for long distance and local fixed wire services, are expected to continue.

While voice is expected to continue as the most significant revenue contributor to the Australian industry, demand for data carriage is expected to grow over the medium-term approaching voice in volume and revenue. In anticipation of this growth in data traffic, substantial investment in high capacity networks has taken place in recent years, leading to an over-supply of bandwidth capacity. This imbalance has resulted in downward pressure on prices, particularly over metropolitan and long-haul routes accessible by commercial users.

The pricing pressure in both voice and data segments of the market have recently impacted the performance of all market participants. This has resulted in the exit of some smaller participants and consolidation among other participants. Many expect that further consolidation of the second and third tier markets will occur in due course.

There are approximately 140 carriers licensed to maintain their own telecommunications infrastructure and to provide services to the public in Australia. The Australian Communications and Media Authority currently has responsibility for administering the carrier licensing regime and there is no limit on the number of carrier licences that it may grant. Of the existing licensed carriers, there are currently three main facilities-based competitors to AAPT - Telstra, SingTel Optus and Vodafone Australia – as well as other competitors such as Hutchison Telecommunications (Australia) Limited. The local call market remains dominated by Telstra, as it owns most of the domestic local loop network, duplication of the Telstra fixed network is not economically feasible in many parts of Australia. Interconnection with Telstra’s local loop is necessary for competitive carriers, including AAPT, to offer many telecommunications services.

There is vigorous competition in the national and international long distance market, and there is a necessity to interconnect with other carriers for both national and international originating and terminating traffic.

Item 4    48

The Australian regulatory system is complex and access to interconnection services can be subject to protracted disputes. AAPT is currently engaged in two access disputes under the telecommunications access regime. AAPT has notified access disputes against Vodafone Network Pty Limited and Optus in respect of the MTAS for 2005. If AAPT is successful, the per minute amount paid for the MTAS will be reduced. AAPT will seek to have the final determinations backdated to 1 January 2005.

Regulation

Overview of legislation

The current regulatory regime for telecommunications is contained in a number of Australian Commonwealth Acts, the most significant of which are:

•	the Telecommunications Act 1997 (“Telecoms Act”);

•	the Telecommunications (Consumer Protection and Service Standards) Act 1999 (“Telecom Standards Act”) (which mainly contains consumer protection provisions previously contained in and transferred from the Telecoms Act);

•	parts XIB and XIC of the Trade Practices Act 1974 as well as the non-industry specific provisions in the Trade Practices Act;

•	the Radiocommunications Act 1992; and

•	the Australian Communications and Media Authority Act 2005.

The main object of the Telecoms Act is to provide a regulatory framework that promotes the long-term interests of end users and the efficiency and international competitiveness of the Australian telecommunications industry. Industry self-regulation is encouraged. The key self-regulatory body is the Australian Communications Industry Forum (“ACIF”). Industry codes of practice are developed through ACIF. Codes may be registered with the Australian Communications and Media Authority. The Australian Communications and Media Authority may enforce registered industry codes, and may impose industry standards if self-regulation fails.

On 29 June 2004 the Australian Government asked the Productivity Commission to undertake a study examining the potential for greater cooperation, coordination and integration of the general competition and consumer protection regimes in Australia and New Zealand and to furnish a report within six months. The Productivity Commission’s draft report recommended certain information-sharing enhancements between the two jurisdictions.

The Productivity Commission provided its final report to the New Zealand and Australian Governments in December 2004. The report recommended that there be no move to a unified regime of competition or consumer protection law. However, it did recommend that the Australian Competition and Consumer Commission (“ACCC”) and the Commerce Commission should be able to use their information-gathering powers to assist each other’s investigations and be able to share that information. The report also recommended greater cooperation between the two bodies and the creation of a single track approval process for transactions that might need the approval of both bodies.

Among a number of changes recommended by the Dawson Committee’s review of the Trade Practices Act, the Australian Government is considering whether to criminalise hard-core cartel conduct. There are other changes in a Bill that has been introduced in the House of Representatives and reported on by the Economics Committee of the Senate. It is anticipated the Bill will be passed in the Spring 2005 sitting of Parliament.

Review of telecommunications competition regulation

On 11 April 2005 the Minister for Communications, IT and the Arts released an issues paper on Telecommunications Competition Regulation for public discussion. Submissions

Item 4    49

to the issues paper closed on 5 May 2005. The Government is currently examining the submissions to assess regulatory options for telecommunications reform to ensure there is effective competition and future investment in Australia over the next five to ten years.

In August 2005, the Minister announced (in conjunction with the Australian Government’s intention to sell their remaining shareholding in Telstra) a package of regulatory measures to “Future Proof” Australian telecommunications. The key aspects of these measures are:

•	operational separation of Telstra’s wholesale and retail divisions;

•	improved and enhanced competition regulation;

•	enhanced consumer safeguards; and

•	significantly increased funding for broadband and other services in under-served regions.

Regulatory bodies

On 1 July 2005 the Australian Broadcasting Authority and the Australian Communications and Media Authority merged to become the Australian Communications and Media Authority. The Australian Communications and Media Authority oversees technical and consumer aspects of the industry. It is the primary regulator responsible for radiocommunications and telecommunications standards. The Australian Communications and Media Authority is responsible for managing radio frequency spectrum (under the Radiocommunications Act 1992), managing carrier licensing, consumer and technical issues relating to telecommunications and for enforcing the Telecoms Act.

The ACCC is responsible under the Trade Practices Act for administering the:

•	general competition law regime;

•	consumer protection regime;

•	industry-specific access regime under Part XIC of the Trade Practices Act; and

•	anti-competitive conduct and record keeping rule regimes in Part XIB.

The Telecommunications Industry Ombudsman is an industry body established to provide a dispute resolution forum for complaints from residential and small business users. All carriers are required to be members of the Telecommunications Industry Ombudsman which is funded through charges levied on its members.

Broadcasting matters are regulated principally by the newly formed Australian Communications and Media Authority under the Broadcasting Services Act 1992. The ACCC also has responsibilities in this area.

The Minister for Communications IT and the Arts has significant powers under various statutory instruments to give directions to various statutory authorities and carriers to bring about particular outcomes within the compass of their office.

Declared services

Part XIC of the Trade Practices Act contains an industry-specific regime for access to “declared” telecommunications services. Services can be “declared” by the ACCC following a public inquiry. Certain services (notably domestic PSTN, PSTN OTA, GSM originating and terminating services (which have subsequently been varied) were deemed to be declared as at 1 July 1997. The ACCC has subsequently declared a number of additional services including:

•	the unconditioned local loop service, local PSTN originating and terminating service and local carriage service;

Item 4    50

•	the ISDN originating and terminating services;

•	the analogue subscription television broadcast carriage service.

Mobile services review

In March 2003 the ACCC announced that it would conduct a review of the regulation of mobile services. In June 2004 the ACCC determined that it would no longer regulate the mobile originating access service.

The ACCC determined in June 2004 that the MTAS will remain regulated until 30 June 2009. This decision was a “technologically neutral” declaration, as the terminating access service is declared irrespective of the form of mobile technology employed. Vodafone Network Pty Limited has applied for judicial review of the ACCC’s recommendation as to the price of the MTAS and has joined AAPT as respondent. Vodafone Network and Optus Networks Pty/Optus Mobile Pty Limited (together “Optus”) have lodged access undertakings with the ACCC in relation to the MTAS. The ACCC is currently reviewing the undertakings and consulting with the industry. A decision on whether the undertakings should be accepted is not expected until 2006. AAPT, along with a number of other Australian telecommunications carriers, has notified disputes with Vodafone and Optus about the price of the MTAS. If the undertakings are accepted by the ACCC, AAPT can expect lower termination prices.

The ACCC’s mobile services review also considered the domestic originating access service and the mobile domestic inter-carrier roaming service. Neither service is to be regulated at this time, although the Commission has decided to monitor the mobile domestic inter-carrier roaming service, through a Record Keeping Rule. It has released a draft Record Keeping Rule for consultation. AAPT will be subject to the rule.

Internet interconnection services

Internet interconnection is the manner in which ISPs connect to each other’s backbone networks and transfer internet traffic between each other. The ACCC conducted an inquiry into whether or not an internet interconnection service should be declared. In January 2005 the ACCC confirmed its draft decision not to declare internet interconnection services at this time, but it outlined a range of measures to monitor the industry for behaviour that might indicate the use and effect of market power through a Record Keeping Rule and disclosure direction under Part XIB of the Trade Practices Act. AAPT is one of the four largest ISPs in Australia to provide internet interconnection services. The Record Keeping Rule and direction apply to AAPT.

ISDN and Digital Data Access Services

In September 2004 the ACCC announced it would conduct a public inquiry to determine whether the declaration of the ISDN and Digital Data Access services should be maintained, varied or revoked. The ACCC issued its final report in June 2005. The Commission has varied the declarations – they will only continue to apply to rural areas, after a transition period of 12 months in relation to central business district and metropolitan areas of the capital cities, to allow for a smoother transition to alternative technologies. At this stage, AAPT does not anticipate this decision will result in any reduction in its ability to competitively supply services in the data market.

Regulation of industry participants

There is no limit on the number of carrier licences that may be issued by the Australian Communications and Media Authority. As a general rule, there is no time limit on a licence. Subject to the payment of an annual charge, a licence will continue in force until it is surrendered or cancelled.

As an alternative to obtaining a licence, a carriage service provider may operate network units by obtaining a “nominated carrier declaration” from the Australian Communications and Media Authority, which involves the nominated carrier assuming the licence responsibilities in relation to specified network unit(s) owned by a non-carrier.

Item 4    51

Carriage service providers are not required to be licensed or registered but they must comply with the service provider rules contained in the telecommunications legislation, including compliance with minimum standards and, where they supply the “standard telephone service”, to provide un-timed local calls and directory assistance.

Content services providers are subject to only minimal regulation, under the Telecoms Act, but are subject to a wide variety of restrictions in relation to ownership and local content, among other things, under the Broadcasting Services Act.

AAPT has held a carrier licence since 1 July 1997 and is also a carriage service provider.

A number of other regulations apply specifically to Telstra, but have an impact on the remainder of industry. Under the Telecom Standards Act Telstra can be subject to price controls which are made by the Minister. On 29 June 2005 the current price controls were extended to December 2005 (to coincide with the Minister for Communications, IT and the Arts’ review of telecommunications competition regulation). The Minister has indicated that it is likely that price controls will be imposed beyond that date. If imposed, price controls on Telstra are likely to improve AAPT’s competitive position.

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

Number portability

In Australia, Local Number Portability has been available to all carriers since November 1999. Customers can now keep their local numbers when taking AAPT’s bundled residential telephony service. Mobile Number Portability has been available since 25 September 2001. Portability of Freephone (1800) and National Rate (13) numbers has been available since November 2000.

In June 2005 the ACCC decided not to mandate portability for data network access service numbers.

United States

Telecom is subject to the rules and policies of the United States’ Federal Communication Commission (“FCC”) related to its international telecommunications services. Pursuant to its authority under Section 214 of the Communications Act of 1934, as amended, or the Communications Act, the FCC originally granted Telecom authority to operate in the United States as a global reseller and facilities-based international carrier in December of 1996. In January 2003 Telecom consolidated its authorisations to provide international common carrier services in its wholly-owned subsidiary, Telecom New Zealand (USA) Limited.

Item 4    52

Presently, the FCC regulates Telecom as a “dominant” carrier on the international routes between the United States and New Zealand and between the United States and the Cook Islands, and as a non-dominant carrier on all other international routes. As a dominant carrier between the United States, New Zealand and the Cook Islands, Telecom is required to provide services in the United States via its wholly-owned subsidiary, Telecom New Zealand (USA) Limited, which must maintain separate books and accounts from Telecom. Telecom’s United States subsidiary is also required to comply with certain reporting requirements in relation to its dominant carrier status, including the filing of quarterly traffic and revenue reports, circuit status reports and reports summarising the provisioning and maintenance of all basic network facilities and services procured from any foreign affiliated companies.

Telecom’s Principal Activities and Approach to the Market

Organisational Structure

Telecom’s organisation comprises two primary areas of operation, one in New Zealand “New Zealand Operations” and one in Australia “Australian Operations”, and four corporate support units which provide advisory support to those operational units.

New Zealand Operations

New Zealand Operations comprises three divisions: Wired, Wireless and International, which are supported by Channel, Sales Delivery, Capability, ISP and IT units.

New Zealand Wired Division

This division provides voice, data and internet services to New Zealand customers. Local services provided include fixed line and value-added services. The New Zealand Wired Division provides New Zealand customers with national and international calling services (including calls to mobile networks). It also provides a range of data communications services including voice messaging, private network management services and IT communications services to New Zealand business customers and broadband services to New Zealand retail customers.

Internet access, value-added online services and advertising for New Zealand residential business customers are provided within this division by Xtra. Xtra is the largest ISP in New Zealand and operates the Xtra website in alliance with Microsoft Corporation.

The Wired Division also includes Telecom’s IT services business operating under the Gen-i brand.

Whilst operated separately, for financial reporting purposes, Telecom Directories is incorporated within the Wired Division. Telecom Directories provides online and hard copy White Pages® telephone listings and Yellow Pages® advertising to New Zealand customers.

New Zealand Wireless Division

This division provides mobile services to New Zealand customers. Voice and data services are provided over the 027 network (CDMA) and 025 network (TDMA). In addition to voice services, high-speed data capability and text messaging services are provided by this division to New Zealand customers. This division has recently rolled out high-speed 3G mobile technology (called T3G) using EVDO technology, which Telecom has launched in New Zealand.

Item 4    53

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

Australian Operations

In Australia, AAPT operates an integrated business providing a range of fixed line, mobile, data, internet and IP products and services to consumer, small, medium and large business, corporate, government and wholesale customers in Australia. Consumer and Business sales and marketing teams are supported by common network, customer services IT and support functions. Also included within Australian Operations are the telecommunications services provided by AAPT and Gen-i Australia to corporate and enterprise customers.

Corporate Support Units

Corporate Finance

Telecom’s corporate finance unit is responsible for investment and performance management, financial reporting, taxation and treasury compliance, credit management, investor relations, and other corporate finance-related activities.

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

Property, Plant and Equipment

Estate Assets

New Zealand

Telecom’s network-related property portfolio in New Zealand consists mainly of telephone exchanges, microwave radio stations, mobile phone sites, and multi access and other minor radio sites. Approximately 1,000 of these sites, the majority of which comprise telephone exchanges and radio stations, are owned freehold. In addition, Telecom occupies (primarily via leases, licences and easements) a further approximately 2,500 operational sites. A significant proportion of these are mobile phone sites.

The current net book values (as at 30 June 2005) for Telecom’s network related properties in New Zealand is approximately NZ$496 million, which includes land, buildings, building and engineering services and security infrastructure.

Item 4    54

Telecom’s rights to access and maintain a significant proportion of its network plant linking these properties is dependent on statutory rights included in the Telecommunications Act.

The number of Telecom’s mobile phone sites occupied by Telecom is growing as Telecom expands mobile coverage and builds more capacity into the network.

Telecom’s New Zealand network property portfolio is mainly held by Telecom New Zealand, with some properties held by Telecom Mobile and other Telecom group subsidiaries. However, the portfolio is managed by Telecom New Zealand’s internal Network Estate management unit.

In recent years Telecom has divested the majority of its obsolete depot sites and surplus telephone exchange land and buildings. In addition, Telecom continues to divest other surplus properties contained in its portfolio. When divesting properties Telecom is required to comply, among other things, with the offer-back provisions of the Public Works Act 1981. In most cases, however, such compliance has not had a material impact on the realisation value from the divestments.

For office accommodation Telecom leases floors in 15 commercial office buildings in the main centres of New Zealand. Telecom also recently acquired commercial office leases for space in an additional 12 buildings, with its recent acquisitions of Gen-i and Computerland.

Australia

AAPT leases commercial premises in all major cities of Australia and certain regional centres for office accommodation, major network switch sites, call centre operations and signage.

Network Assets

New Zealand

In New Zealand Telecom operates an advanced telecommunications network supported by IS providing billing, customer service and operational support capability.

Transmission infrastructure

Telecom’s transmission infrastructure connects over 400 exchanges nationwide. Fibre optic transmission systems deliver 94% of Telecom’s transmission capacity. Over 900 radio systems, however, still serve remote rural areas, provide partial diversity, and have a significant role in Telecom’s disaster recovery plans. The transmission systems are primarily SDH based although some PDH remains in the low capacity parts of the network. Telecom’s core transmission routes use extensively DWDM.

During the 2005 financial year Telecom began deploying 10 Gbps DWDM systems to all the major urban and provincial centres in the North Island to support IP growth including broadband and managed data. Projects were also approved to deploy similar systems in the South Island. These projects will be completed during the 2006 financial year.

During the past year Telecom also approved several projects to migrate the transmission network to a semi-meshed architecture to improve resiliency and survivability. In particular, Telecom began deploying 230km of optical fibre cable to close the lower South Island transmission ring (which includes Christchurch, Dunedin, Invercargill and Queenstown). Once completed in mid-2006, self-healing 2.5 Gbps SDH and 10 Gbps DWDM transmission systems will be deployed on the ring. Telecom will undertake similar work in the North Island Bay of Plenty region (which includes Tauranga, Whakatane and Rotorua) and the central North Island region (which includes Taupo, Turangi and Waiouru).

Item 4    55

Telecom also recently approved the introduction of Ethernet capability to the SDH network. This new technology will dramatically increase nationwide Ethernet coverage to support IP-based products and services and to resolve the scalability issues Telecom faced on its ATM network. During the 2006 financial year Telecom will deploy this technology in most major centres.

The trans-Pacific Southern Cross submarine cable provides the majority of Telecom’s international transmission capacity. The international gateway is located in Auckland. Telecom still uses some Intelsat satellite capacity to reach locations where undersea cables are not feasible.

Public Switched Telephone Network

Telecom provides fixed line and value-added fixed line voice services. The PSTN carrier grade network consists of various models of NEC New Zealand Limited NEAX circuit switches, which provide capability for trunk switches, local exchanges and remote switching sites. The PSTN services analogue lines, ISDN lines and Centrex lines. Smartphone services (or value-added fixed line voice services), which include call waiting and calling line identification, are available in most areas.

Telecom is planning the replacement of the PSTN network with an IP-based solution. Over the next 10 years Telecom intends to spend over NZ$1 billion upgrading the existing communications infrastructure to a next generation IP network.

ISDN

Telecom’s ISDN is a digital switched service and is capable of transmitting voice, video and data from one location to another. Telecom ISDN lines have the flexibility of the standard telephone network with additional high-quality, fast and reliable digital transmission. Telecom ISDN services are available in most areas.

Intelligent Network and messaging platforms

The Telecom Advanced Intelligent Network provides national and international 0800 and 0900 calling services. A Telecom 0800 number allows businesses to provide customers with a number they can call free of charge. Additional features available provide businesses with enhanced call management features. Telecom’s 0900 service enables businesses to provide information or a service over the phone in return for payment, using an 0900 number.

Telecom has a Sun Microsystems Unix-based server infrastructure that hosts Openwave MX Version 5 email application software and message stores. The platform supports approximately 600,000 Xtra email customers. It is expected to be upgraded in the next financial year with a new Sun Unix-based server infrastructure and deployment of Openwave MX Version 6 email application software.

Advanced voice-mail and fax-mail messaging services are provided by a Unisys Voice Services Platform. Telecom will, over the 2006 financial year, be implementing a replacement messaging platform to upgrade its voice messaging capability.

Broadband access

Telecom operates a high-speed internet access service based on ADSL technology. In January 2003 Telecom commissioned Broadcast Communications Limited to build an open access network to enable it to provide a range of broadband and wireless services to rural customers who were beyond the reach of Telecom’s ADSL Xtra services. The network was completed in November 2003.

The Telecom cable network is designed to provide two-way transmission for interactive services and high-speed data transfer in excess of 6Mbps using ADSL and in excess of

Item 4    56

20Mbps when ADSL2+ technology is employed. ADSL is a broadband access technology that uses existing PSTN access infrastructure with products offering speeds of up to 8Mbps (download) and up to 1Mbps (upload).

Currently broadband is potentially available to approximately 92% of Telecom’s customers, and availability is being progressively expanded. It is expected that availability to up to 95% of customers will be attained by the end of 2005. Asymmetrical variant is also available at a majority of exchange sites to provide business services. The symmetrical variant SHDSL has products that offer up to 2Mbps both ways.

Telecom has extended its core and carrier grade IP networks to customer sites in metropolitan and some regional areas using fibre optic cables. Telecom delivers a number of IP and wide band ATM-based services on these fibre optic cables.

Telecom has commenced construction of a pilot, “Fibre to the Premise”, to serve around 1,000 customers in a residential and commercial area in Manukau City, Auckland. The network is due to connect its first customer in early 2006. This network is capable of offering products with expected speeds of up to 20Mbps (download) and up to 5Mbps (upload).

Data and IP Networks

Telecom operates a number of data networks including:

•	Public fixed data networks such as the ATM and DDN

•	Transaction Switching Networks (TTS and ATS)

•	Switched Data network (Pacnet)

•	Dial IP Platform (IPNet)

•	IP/MPLS Network.

ATM

Telecom’s public ATM network is comprised of switches located at 21 locations nationally, which support national coverage for site-to-site and multi-site WAN connectivity. The ATM network is the access aggregation for a number of IP-based services and DSL-based broadband services. It provides HS DDS, Frame Relay and ATM access connections from 64kbps to 2 Mbps (subject to available transmission capacity); and ATM access rates to 155 Mbps (subject to available transmission capacity).

DDN

The DDN has 14 national switch sites and provides dedicated secure site-to-site transmission at speeds from 1200bps up to 2Mbps using the DDS. This network has extensive coverage with more than 700 PoPs for both retail and wholesale products. It also acts as a backbone to support the Pacnet and Transaction networks described below.

Telecom’s retail customers use ATM, Frame Relay and DDS to build wide-area corporate data networks. Wholesale customers use these networks as a key element of their own retail offerings.

PACNET

Telecom’s Pacnet is a public packet switching data network which has switches at three locations and access equipment at six sites. The network supports a wide range of X.25 and serial databased applications, and acts as the backbone for the two National Transaction Switching Networks.

Item 4    57

TTS

The TTS network provides dedicated and dial-up access in a secure environment suitable for electronic funds transfer. The ATS is a specialist network for transmitting fire alarms from commercial buildings and has PoPs at 125 sites.

DIAL IP

Telecom’s Dial IP platform provides dial up access from the PSTN to ISPs for internet access and acts as a dial-up access for VPN access.

IP/MPLS

Telecom has embarked on an investment programme to build a large scale IP/MPLS-based network that, over time, will provide the connectivity backbone for virtually all of Telecom’s future services. The first stage of development has involved expansion of the network footprint, with Juniper IP Edge router coverage being provided in the main metro and provincial centres by the end of 2005. Telecom has also invested in a dedicated IP Core and corresponding investment has been made in underlying transport and IS systems.

This network provides the capability to deliver Telecom’s flagship “One Office” IP data services for corporate customers and has been used for backhaul of core data traffic for other services such as broadband and dial IP. Further investment is being made to deliver end-to-end quality of service and support Multi-Service Single Access delivery models, whereby multiple services will be delivered over a single physical access, including voice, data, internet and other services.

Telecom also has a number of dedicated Juniper IP routing platforms for:

•	point-to-point protocol authentication and rate limiting;

•	termination of Layer 2 Tunnel protocol; and

•	termination and routing of traffic using the IPsec protocol.

Legacy data network services will migrate to this new network and the older networks (such as DDN) will be retired in their existing format. With that in mind, objective closure dates have been established for the older of these networks.

Mobile networks

Telecom offers pre paid and post-paid mobile phone services with a TDMA (AMPS/D-AMPS) mobile network and a CDMA mobile network. Telecom operates a CDMA 1xRTT mobile network in New Zealand offering both voice and packet data services. It is expected that the existing TDMA cellular network will continue to operate until mid-2007.

In 2003 Telecom outsourced the development and maintenance of the CDMA network to Lucent. The TDMA network is managed by Ericsson Communications Limited.

The CDMA network was upgraded during the financial year ended 30 June 2005 to support CDMA EVDO to provide high- speed wireless packet data service in New Zealand metropolitan areas and holiday locations, and an expansion of EVDO coverage to all major towns and cities in New Zealand has recently been announced.

Billing systems

Telecom is upgrading its billing systems by implementing the Intec’s Intermediate and SingleView systems for Mediation and Rating, and eServe Global pre-pay solution. The first stage of this implementation was completed in early 2005. Further products will be migrated to the new systems in 2006. New online bill presentation and analysis systems are also being introduced in 2006. The ICMS billing system is expected to remain in operation as the new billing environment is progressively rolled out.

Item 4    58

Fulfil systems

The fulfil capability is based on a number of systems interlinked to provide provisioning capability for customers of PSTN data and IP services. Main systems used are ICMS and AxiOSS from Axiom.

Assurance systems

The service assurance capability is based on a number of systems that provide both network and customer monitoring capability. The main systems used are Proviso and Netcool from Micromuse Inc.

Network management

Telecom’s network is managed through a number of management systems which monitor the network, record network traffic flows and rearrange network capacity, as necessary. This has been advanced by the addition of management systems for the Multi Service Core network and IP-VPN services based on Netcool’s policy-based network management system. Existing deployed network systems include the Alcatel 5620 for ATM and DSL network management and Dorado Redcell for element management of the core IP network nodes.

Customer Relationship Management systems

The CRM system Telecom uses is based on ICMS and other systems (for example, Vantive and Oracle for data warehousing). This has been enhanced to allow for improved access to customer information for customer services representatives using Graham Technology’s GTx workflow system. Telecom is currently replacing its Vantive applications with new solutions, owing to Vantive now being an end-of-life product, and enhancing the capability of its core enterprise data.

Online environment

Telecom operates several online environments, including those operated by:

•	Telecom, which is the main sales and service portal for all wireline and mobile services;

•	Xtra (in partnership with Microsoft), which is a consumer portal of the Xtra ISP and incorporates a large email infrastructure;

•	Telecom Directories (White Pages® and Yellow Pages®), which is Telecom’s online directory listing and service portal;

•	Gen-i and Computerland, which are Telecom’s sales and service portals for its ICT consultancy, hosting and contact centre arm; and

•	AAPT which is the main sales and service portal for all wireline and mobile services in the Australian market.

In addition, Telecom operates the WAP Portal, which is a news and information portal, with mobile content download facilities, for WAP-enabled devices. Telecom also has an intranet which provides support services to Telecom staff. Vignette Content Management is used for managing content for a significant (and increasing) number of these online environments.

Item 4    59

Desktop environment

EDS supports Telecom’s desktop infrastructure. Telecom retains control over its desktop assets and finances its desktop requirements through leasing arrangements with Alltech Finance NZ Limited and RentWorks Limited.

General IS infrastructure

Telecom’s main technology suppliers are Oracle for database management systems, Microsoft Corporation for desktop tools, IBM for hardware and middleware, Sun Microsystems for hardware and online systems, SAP for financial and ERP systems and HP/Compaq for file and print platforms.

Supplier relationships

In 1999 Telecom outsourced the operation of its information services systems to EDS. In addition, in 2002 outsourcing arrangements were established with Ericsson for the operational management of the TDMA network.

Telecom has long-term supply relationships with various equipment suppliers for equipment installed in its network. These suppliers include NEC New Zealand Limited, Nokia NZ Limited, Cisco Systems Inc., Lucent, Ericsson, Alcatel and Marconi Pty Limited.

To jointly manage the development and integration of the NGN, in June 2002 Telecom and Alcatel entered into a strategic partnering relationship. Telecom and Alcatel have agreed to work together to migrate Telecom’s current voice and data networks to an IP network in New Zealand and to integrate that network with Telecom’s core network in Australia. Alcatel is the primary supplier to Telecom of Alcatel and third party sourced network equipment to provide new services in New Zealand. In July 2003 Alcatel took increased responsibility for the management of Telecom’s network planning, development and operations services in New Zealand and Australia.

In 2003 Lucent signed a five-year agreement with Telecom in which it agreed to manage Telecom’s network planning, design, implementation and operational services including all support and maintenance for Telecom’s CDMA network in New Zealand.

Telecom has entered into several cross border leases in respect of telecommunications assets including certain parts of digital telephone exchanges, digital transmission systems, the Intelligent Network, IP & Asynchronous Transfer Mode Data equipment and CDMA equipment. These cross border leases are treated as finance leases, and limit Telecom’s ability to sell or sub-lease the equipment, but do not affect the day-to-day running and management of the network or services Telecom provides to its customers.

Australia

AAPT operates a large national voice and data telecommunications network, supported by IS for internal and external customers, billing and operational service and management.

Transmission Infrastructure

AAPT has acquired high bandwidth transmission capacity on SingTel Optus’ national backbone network linking Cairns, Brisbane, Sydney, Canberra, Melbourne, Adelaide and Perth. SingTel Optus has also provided 45 regional drop-off points and is able to link these with the regional PoPs.

The National Backbone Network (NBN) consists of two pairs of dark fibre with full geographic diversity along coastal and inland routes between Brisbane and Melbourne. The fibre pairs are lit with STM64 SDH equipment terminating in Dual AAPT central

Item 4    60

offices, except in Perth where single CO exists. AAPT has the option under the NBN contract to upgrade the STM64 capacity to DWDM using the existing fibre pairs. The remaining term of the NBN contract is 20 years. The AAPT regional drop-off points are supported with STM16 capacity using SDH add drop multiplexers.

NBN Capacity between Brisbane and Cairns is covered under a 10 year agreement of which 6 years remain and is made up of 2xSTM1 between Brisbane and Cairns.

In 2003 to achieve geographic diversity between Melbourne, Adelaide and Perth, AAPT acquired additional lease capacity of 2xSTM64 from Telstra for the National Backbone along the west coast, of which one is currently in use. The National Backbone covers a geographic route distance of approximately 5,900 km along the coastal route and approximately 6,500 km along the inland route.

In 2005 AAPT acquired additional high bandwidth capacity of 2.5 Gbps on Telstra’s DWDM network to support traffic growth on the MPLS platform on the Sydney to Melbourne coastal route. In Tasmania, 155Mbps of capacity was acquired in 2003 linking Hobart, Launceston and Melbourne.

Public Switched Telephone Network

AAPT’s voice network consists of nine switching sites and a site located in Sydney for technical development and testing purposes. These switches have full Class five switching functionality as well as acting as national, and in some cases international, Gateways. The voice switches also provide Local Number Portability functionality using an internal Intelligent Network function.

In addition, AAPT has a presence in 66 Call Collection Areas in regional cities and towns throughout Australia. These PoPs are interconnected with a number of Australia’s national and international carriers.

Intelligent network

AAPT’s Intelligent Network uses Alcatel Service Control Points in Sydney and Melbourne. The Intelligent Network provides toll-free numbers (i.e. 1800, 13 and 1300), presence and VPN end-user services, as well as Mobile Number Portability and Inbound Number Portability services.

AAPT uses Alcatel’s Signal Transfer Point system for signalling within AAPT’s PSTN, Intelligent Network and for signalling to other carriers’ networks.

Broadband access

AAPT operates various broadband accesses using optical fibre, DSL, point-to point microwave, LMDS and Gigabit Ethernet. These services are available in Australian states’ metropolitan capital areas.

In 2002 AAPT commercially launched a High bit-rate ADSL service from 22 Australian PoPs. The service provides high-speed internet access to the central business districts in Australia’s capital cities. In 2003 the platform was upgraded to provide 2 Mbps PRA capability over SHDSL technology. Additionally, AAPT has 20 LMDS hubs providing broadband wireless services and 389 fibred buildings providing broadband connectivity to business customers. SDH, Fast Ethernet and GB Ethernet technologies are available at these sites.

AAPT has 125 network fibred sites nationally consisting of central offices, PoPs and PoIs.

In addition to its national inter-capital backbone, AAPT has central business district and metropolitan fibre networks in all of Australia’s capital cities, consisting of approximately 1,205 km of its own and leased fibre cables. Additionally AAPT has a total of 820 SDH nodes and 16 Metropolitan Ethernet aggregation switches.

Item 4    61

Data and IP network

AAPT’s nationwide data and IP network consists of an MPLS Core, MPLS Edge, ATM, Frame Relay and Regional Frame Relay infrastructure for its data network in addition to the Router infrastructure employed to provide internet services. The MPLS Core is used for transport of both internet services and the newer IP-VPN services. The ATM/Frame Relay network provides Frame Relay services and aggregation of certain accesses into the MPLS core.

AAPT is classified as a tier one ISP with peering agreements in place with all major tier one carriers in Australia.

AAPT recently upgraded the access distribution network providing higher bandwidth and increased network redundancy to the MPLS Core. This upgrade was in line with Telecom’s NGN investment plan, which will implement an IP-based multi-service network. AAPT expects to offer multiple services over a single access including voice, data, internet and other services in the NGN.

Hosted VoIP

AAPT completed its investment in the BroadSoft platform, which is a hosted VoIP platform, in 2002. The BroadSoft platform enables AAPT to host and manage customers’ telephony services using IP. This will allow AAPT to further leverage off the capabilities of the former “Connect Internet Solutions” ISP network (Tier 1 ISP capability), now fully integrated into the AAPT network.

Information Systems infrastructure

AAPT’s IS consists of billing, provisioning and CRM.

AAPT’s billing platform, namely “MEGA”, is an IBM-based mainframe with “DB2” database. The Business Integrated Operation Support Systems manage network and customer provisioning. The system is based on Sun with an Oracle database, which supports AAPT’s customer care, service, development and operations, and network and systems management processes.

AAPT uses three CRM modules to support its customer relationships these are SalesForce.com, SmartCafe and FORTE.

General IS infrastructure

AAPT’s main technology suppliers are Oracle for database management systems, Microsoft Corporation for desktop tools, IBM for hardware and middleware, Sun Microsystems for hardware and online systems, SAP for financial and ERP systems and HP/Compaq for file and print platforms.

Network Management

InfoVista is used to measure and report on end-to-end service performance for IP-VPN traffic on a customer-by-customer basis. It reports on the core, edge and customer premises equipment.

Online Assets Register or Neptune

Network Enhanced Prequalification Tool Using Next Generation Environment, or Neptune, is AAPT’s online asset recording and qualifying tool based on “Map Info” systems. The

Item 4    62

system records AAPT’s geographical network assets. The system is also used internally by sales force and communication consultants in qualifying AAPT’s presences, service availability and capacity.

International

Telecom’s international network has been designed to maximise the performance and delivery of telecommunications services from its customers in New Zealand and Australia to the rest of the world. Telecom is connected to approximately 510 international telecommunications companies via international submarine cable systems and satellite links. The international network is 100% digital.

Cable systems

Telecom is a cable owner, or a purchaser of capacity, in most Pacific and Asian cable systems including:

•	TASMAN 2, linking Australia and New Zealand;

•	SEAMEWE 3, linking Japan through South East Asia, via the Middle East to Western Europe, with a link from Singapore to Australia;

•	PacRim East, from New Zealand to Hawaii;

•	trans northern Pacific via TPC 5 China-US and Japan-US;

•	around Asia on APCN and JASURAUS;

•	trans northern Atlantic on Atlantic Crossing cables AC-1 and AC-2;

•	trans Pacific on the Southern Cross Network.

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

Satellite services

Telecom owns satellite earth stations at Warkworth, Waitangi, in the Chatham Islands and Scott Base in Antarctica, which are operated by Broadcast Communications Limited. These satellite earth stations provide telecommunications services via Intelsat and PANAMSAT to destinations not served by international submarine cable systems.

Points of Presence

Telecom operates PoPs in Australia, the United States, the United Kingdom and Japan to obtain better pricing for its Australian and New Zealand retail customers, while generating new business with carriers seeking competitive wholesale pricing into Australia and New Zealand.

Telecom’s PoP in Los Angeles switches international wholesale telephony minutes. Trans-America links also enable Telecom to meet wholesale carriers in New York, Miami and San Jose. Other value-added services such as international leased services and private network offerings can be supported from these facilities.

Telecom’s PoP in Sydney supports international leased services and private network offerings into Australia. These value-added services are supplied trans-Tasman in support of Australian and New Zealand corporate customers.

Item 4    63

Telecom’s PoP in London has voice and data service capabilities. Access from London to the Frankfurt market further extends Telecom’s reach into the emerging Central and Eastern European wholesale voice markets.

Telecom’s PoP in Tokyo enables it to service the northern Asia area. This PoP has only wholesale voice service capability at this time.

Spectrum Assets

Telecom currently holds spectrum rights as detailed under “Item 4 – Radiocommunications Act” above.

In addition AAPT holds the following spectrum property rights:

•	spectrum licences until 2013 in the 800 MHz AMPS A band. AAPT holds 5-10 MHz of spectrum across most of Australia (except Sydney, Melbourne and remote central Australia);

•	spectrum licences until 2014 in respect of 1150 MHz of LMDS spectrum in the bands 27.5 -28.35 GHz and 31.0-31.3 GHz across all of Australia.

Further detail regarding Telecom’s spectrum assets is contained in “Item 4 – Regulation” above.

Environmental issues

Telecom is subject to certain environmental requirements which can impact on the installation, maintenance, operation and upgrade of its fixed assets. Environmental issues arise in respect of:

•	the storage and transportation of dangerous goods;

•	noise levels from equipment cabinet cooling fans;

•	the visual impact of network structures;

•	emissions to air from engine alternators;

•	radio frequency emissions from mobile phone sites; and

•	the disposal of redundant equipment.

Telecom seeks to minimise the potential adverse environmental impacts associated with its New Zealand operations through a Networks Environmental Compliance System, which is overseen by its Environmental Manager. Audit processes and compliance action tracking are in place to mitigate the potential for significant environmental impacts.

In Australia Telecom does not operate the main telecommunications network nor operate a mobile network. Redundant equipment is disposed of through appropriate recycling agencies, including the possibility of reuse for some computer equipment.

There are currently no significant environmental issues that prevent Telecom’s utilisation of its network or network integrity. Managing the environment is important to Telecom’s long-term success and Telecom strives for high standards in technology, operations efficiency and relationships with communities.

Item 4    64

Partnering Arrangements

Alcatel New Zealand Limited

In June 2002 to manage the development and integration of the trans-Tasman IP-based multi-service NGN, Telecom and Alcatel entered into a strategic partnering relationship. Telecom and Alcatel have agreed to work together to migrate Telecom’s current voice and data networks to an IP network in New Zealand and to integrate that network with Telecom’s core network in Australia. Alcatel will be the primary supplier to Telecom of equipment to provide new services in New Zealand. Since July 2003 Alcatel has taken increased responsibility for the management of Telecom’s network planning, development and operations services in New Zealand and Australia.

Broadcast Communications Limited

In January 2003 Telecom signed an agreement with Broadcast Communications Limited by which Broadcast Communications Limited agreed to build an open access network to enable Telecom to provide a range of broadband and wireless services to rural customers who were beyond the reach of Telecom’s ADSL Xtra services. The network was completed in November 2003.

Lucent Technologies (NZ) Limited

In June 2003 Lucent signed a five-year agreement with Telecom in which Lucent agreed to manage Telecom’s network planning, design, implementation and operational services, including all support and maintenance in relation to Telecom’s CDMA network in New Zealand.

Sky Network Television Limited

In July 2003 Telecom entered into a reseller agreement and a retransmission agreement with Sky Network. Under the retransmission agreement Telecom is able to retransmit Sky Network programming over Telecom’s network. Under the reseller agreement Telecom can resell Sky Network services to domestic customers and to commercial customers with Sky Network’s consent. Sky Network and Telecom have agreed that in 2007, they will consider a renewal of the agreements; however, there is no obligation on either party to renew.

EDS (New Zealand) Limited

In 1999 Telecom outsourced the operation of its information services systems to EDS as part of a 10-year IT services agreement. In 2002 the term of the original agreement was extended by a further three-years and Telecom relinquished its 10% shareholding in EDS. Additionally, Telecom and EDS agreed changes to align the outsourcing agreement with Telecom’s business requirements including, in July 2004, the implementation of fully contestable application development and maintenance services. The EDS outsourcing agreement for Australia replicates that for New Zealand, except that EDS does not provide application development and maintenance services in Australia.

Microsoft Corporation

Telecom, through its subsidiary Xtra, has entered into a licensing agreement to provide certain Microsoft services via the Xtra website. Gen-i and Computerland are also vendors of Microsoft products.

Item 4    65

Sprint Spectrum LP

In 2003 Telecom and Sprint Spectrum LP entered into a Master Services Agreement where they agreed to collaborate on procurement, marketing and service development initiatives for products and services relating to their respective CDMA wireless networks. Pursuant to the Master Services Agreement additional commercial arrangements have been entered into between Telecom and Sprint under which Telecom acquires services and mobile handsets from Sprint. These arrangements have allowed Telecom to source mobile handsets directly from equipment manufacturers on favourable commercial terms. In addition Telecom has benefited from being able to obtain access to mobile applications developed by Sprint. These arrangements with Sprint have enabled Telecom to be more competitive than it would otherwise have been.

Item 4    66

Item 5. Operating and Financial Review and Prospects

This Operating and Financial Review and Prospects section should be read in conjunction with the consolidated financial statements and related Notes included in Item 18.

The following discussion of Group performance information uses financial data prepared using NZ GAAP, which differ in certain respects from US GAAP. Information relating to the nature and effect of such differences is presented in Note 28. Critical accounting policies and other material matters impacting Telecom’s reconciliation of certain financial measures to US GAAP are discussed in this section.

All monetary amounts in Item 5 (Operating and Financial Review and Prospects) are presented in NZ dollars unless otherwise indicated. In this section reference is made to the financial years ended 30 June 2005, 30 June 2004 and 30 June 2003 as 2005, 2004 and 2003 respectively. The three-year period ended 30 June 2005 is referred to as the “three-year period”.

Results for Australian operations are expressed in New Zealand dollars in Item 5. The average exchange rate (expressed in Australian dollars per NZ$1.00) for 2005 was 0.9247 (2004: 0.8805; 2003: 0.8907).

This Operating and Financial Review and Prospects section is organised as follows:

•	Executive summary – a high level overview of the key trends and developments highlighted in the Operating and Financial Review and Prospects section.

•	Principal factors impacting Telecom’s results and key trends – a description of the principal factors and key trends impacting Telecom’s operations and financial results during the three-year period.

•	Critical accounting policies – a discussion of the accounting policies that require critical judgments and estimates in the course of preparing Telecom’s financial statements.

•	Consolidated results of operations – an analysis of Telecom’s consolidated results of operations during the three-year period.

•	Segment results of operations – an analysis of results for each of Telecom’s business segments.

•	Liquidity and capital resources – an analysis of cash flows, sources and uses of cash, contractual obligations and matters affecting Telecom’s debt.

Executive summary

During the three-year period Telecom’s results have been impacted by several significant factors.

Telecom has experienced a change in revenue mix, with decreasing revenues from higher margin traditional fixed line telephony services, offset by increasing revenues from other products and services, particularly mobile, broadband and solutions. These newer revenues generally yield lower margins than traditional fixed line services.

Item 5    67

Traditional fixed line revenues are being eroded as a result of pressure on both prices and volumes owing to increased competition and regulatory activity coupled with product substitution, as mobile, email and internet are increasingly being used by customers as substitutes for fixed line calling.

Telecom’s drive into new areas of growth is leading to increased operating costs as Telecom invests in retaining, migrating and acquiring customers for new services, particularly mobile and broadband. Telecom is also making significant investment in IT services capabilities, both through acquisition of other IT services companies and through growth of its IT services personnel.

Technological developments continue to have a significant impact on Telecom’s financial results and capital expenditure requirements. In the fixed line business IP-based technologies are replacing traditional PSTN services, while in the mobile business new technologies are vastly expanding the data and content transmission capabilities of mobile networks.

The regulatory environment also has had a significant bearing on Telecom’s results, particularly within its New Zealand operations. The New Zealand regulator has emphasised the importance of an active wholesale market. While starting from a low base, there has been an increasing shift in Telecom’s customer base from retail to wholesale, with a resulting reduction in margin. There has also been greater regulation of service pricing, with reduced interconnection rates, decreasing revenues and cost of sales.

The refocusing of the Australian business away from a full service model to an approach of focused offerings in selected market segments has continued. Additional operating and capital expenditure was required in 2005 to build the sales, delivery and support capability to successfully execute Telecom’s strategy of growth through the provision of differentiated product offerings in targeted segments (principally the consumer mass market and small to medium enterprises).

These factors have resulted in the following asset impairment charges being recognised during the three-year period:

•	in 2004 Telecom recorded a charge of $110 million to write down the value of its TDMA mobile network to its then estimates recoverable amount following increasingly rapid migration of its mobile customer base to the newer CDMA network;

•	in 2004 a charge of $23 million was recorded to write down the value of AAPT’s LMDS access network reflecting lower than anticipated utilisation of these assets owing to alternative access technologies and competitive factors;

•	in 2005 an additional charge of $24 million was recorded to further write down the TDMA mobile network as the migration of higher value customers from TDMA to CDMA continued to gather pace. As a result, the TDMA network is now fully written down.

Importantly, however, Telecom’s operating cash flows have remained strong during the three-year period and, together with tightly managed capital expenditure and investment, this has allowed Telecom to repay $1.8 billion of net debt (defined as short and long-term debt less cash and short-term investments) over the three-year period. The repayment of this debt has impacted favourably on Telecom’s results through lower net interest expense. This has also

Item 5    68

strengthened Telecom’s liquidity and capital resources, which has in turn allowed the Board of Telecom to increase Telecom’s target dividend pay-out ratio and declare special dividends.

Going forward, Telecom expects:

•	the shift in revenue mix from traditional fixed line products to products such as mobile, broadband and solutions will continue, with resulting continued pressure on margins;

•	operating costs will continue to be negatively impacted over the next one to two years by growth in marketing, acquisition and service provisioning costs resulting from anticipated growth in mobile and broadband customer bases. Other cost reduction initiatives are being pursued to offset this;

•	increased capital expenditure reflecting significant upward pressure as a result of the multi-year transition to the NGN and other growth initiatives in both New Zealand and Australia;

•	the decline in interest expense will reduce owing to the increased distribution policy and special dividends.

Principal factors impacting Telecom’s results

The principal external factors that have impacted Telecom’s result of operations in the three-year period are:

Competitive environment

Within its New Zealand operations Telecom is subject to competition from subsidiaries of large foreign corporations (principally TelstraClear in the fixed line market and Vodafone in the mobile market) as well as a number of smaller local competitors. As the incumbent in the market Telecom has traditionally had a large share of the markets in which it operates. Since deregulation of the telecommunications industry in New Zealand competition has intensified, eroding Telecom’s market share. Competition has remained strong throughout the three-year period, putting downward pressure on service pricing across all sectors of the market and increasing the cost of acquiring and retaining customers.

Within its Australian operations Telecom has a very small share of the overall telecommunications market. Competition from larger competitors has restricted Telecom’s ability to acquire new customers, particularly in the Corporate and large business sector, and this has put significant downwards pressure on prices.

Increasing regulation

The regulatory environment also has had a significant bearing on Telecom’s results, particularly within its New Zealand operations. The New Zealand regulator has emphasised the importance of an active wholesale market. Wholesaling of Telecom’s residential access lines commenced in 2005 and an increasing proportion of Telecom’s business access lines are provided on a wholesale basis. Increasing the number of wholesale broadband customers is also a priority for the regulator and a significant focus for Telecom. Interconnection rates have decreased as a result of regulatory intervention and similar outcomes are expected to impact fixed to mobile termination rates. These developments impact both interconnection revenues and cost of sales and are also anticipated to have a flow-on effect to retail pricing.

Item 5    69

Technological change and product substitution

Technology is evolving at an ever increasing rate. This is resulting in shifting customer behaviour and giving rise to new competitive challenges. Traditional fixed line telecommunications services are increasingly being replaced by new IP-based technologies, which provide cost advantages and the ability to offer new value-added services. The level of acceptance and demand for new value-added services (and the resulting pricing models) are however subject to uncertainty. There is also an increasing substitution from fixed line to mobile services, given the greater flexibility that mobile communications offers users. These trends are significantly impacting revenue growth rates for different products, and the capital expenditure decisions that operators must make to address the shifts in the market. These capital expenditure decisions are long-term in nature and uncertainties and opportunities exist during the transition to this new business model.

Industry convergence

There is increasing convergence between the telecommunications and IT sectors as technological changes see telecommunications and IT services become enmeshed, particularly in the corporate and business segments of the market. This is resulting in telecommunications companies competing with entities that they have not previously competed against, both as telecommunications companies expand their businesses into the IT sector and vice versa. There is also increasing convergence between the telecommunications and entertainment and information services sectors. Uncertainty exists as to which entities will obtain significant market shares in these previously independent industries.

Economic conditions

Economic conditions globally, and in the telecommunications sector in particular, impact Telecom’s operations. The New Zealand and Australian economies have both recently been experiencing periods of economic growth in excess of long run average growth rates. Within the New Zealand economy in particular there are a number of signs indicating that the economy is slowing, which may impact future growth rates for the overall telecommunications market.

Movements in the New Zealand dollar/Australian dollar exchange rate also affect New Zealand dollar results reported by Telecom’s Australian operations.

These factors have driven the key trends discussed below in Telecom’s results of operations, liquidity and capital resources during the three-year period.

Changing mix of operating revenues

Telecom continues to experience a shift in its business from traditional fixed line calling products to wireless and data products, and IT services. As newer revenue streams are generally lower margin than the traditional fixed line revenue streams they are replacing, overall gross margin percentages are contracting.

Traditional fixed line services remain the core of Telecom’s operations. The proportion of Telecom’s total revenues represented by these services is, however, falling owing to the impact that competition and product substitution is having on these revenue lines. In 2003 local service, calling and resale revenues made up

Item 5    70

56.4% of Telecom’s total revenues. In 2005 this had reduced to 48.4%. Local service revenues have limited potential for significant further growth given Telecom’s already leading market share and the impact Telecom expects that competitive pressure and regulatory activity will have on prices and market share. Calling revenues have declined through the three-year period (down 7.3% in 2005 following a 6.2% decrease in 2004) as competition has impacted prices and market share, and substitution for products such as email, broadband and mobile has impacted volumes. Telecom expects these trends to continue for the foreseeable future.

Given the constraints on growth in Telecom’s traditional calling business, Telecom has sought to grow its revenues in other areas, particularly mobile and data, as well as expanding its operations into the IT services sector through its solutions business.

Telecom has grown its New Zealand mobile revenues through the three-year period (up 15.8% in 2005 following a 7.4% increase in 2004), and has seen accelerating growth in its customer base (with total connections growing 18.4% in 2005 following growth of 8.2% in 2004).

Prior to 2005 Telecom’s market share in the New Zealand mobile market had been steadily declining as its principal competitor had been obtaining the majority of growth in the market. As a result Telecom set itself the target of achieving a 50% share of growth in the New Zealand mobile market (as measured by share of revenue). To achieve this Telecom invested in customer acquisition strategies and delivering new products and services, which has led to increased costs, particularly cost of sales driven by customer acquisition costs.

In 2005 Telecom has succeeded in achieving its target of at least a 50% share of growth in the New Zealand mobile market. The overall mobile market is, however, expected to continue to be highly competitive. While Telecom anticipates strong growth in mobile revenues being maintained through continued growth in the New Zealand customer base and penetration of new services, this is also expected to continue to negatively impact costs through the need to provide handset subsidies, dealer commissions and other subscriber acquisition costs in order to attract and retain customers.

Telecom has also increased its New Zealand data revenues during the three-year period (up 14.0% in 2005 following 11.4% growth in 2004), principally as a result of growth in broadband revenues from Telecom’s ADSL services. At 30 June 2005 Telecom had 267,000 broadband connections, of which 206,000 were high-speed residential connections. Telecom views consumer broadband as a significant growth opportunity and has set itself the target of achieving 250,000 residential broadband connections by 31 December 2005. With accelerated growth in connection numbers, Telecom is currently on track to meet its target before 31 December 2005. To achieve this target, marketing, customer acquisition and provisioning activities have been required that have increased operating costs in 2005 and are expected to continue to do so for the next one to two years.

Internet revenue (which is primarily sourced from dial-up internet access) has historically been an area of revenue growth. However, with the increased emphasis on higher-value broadband services, the dial-up customer base is beginning to migrate to broadband and, accordingly, Telecom has seen internet revenue fall for the first time, down 2.6% in 2005. As broadband penetration continues to grow, Telecom expects this decline in internet revenue to continue, and most likely to accelerate.

Item 5    71

In 2004 and years prior to that, Telecom’s IT and communications solutions revenues had been increasing strongly off a relatively low base. In 2005 Telecom acquired IT services companies Gen-i and Computerland for total consideration of approximately $90 million to extend its solutions capabilities. The consolidation of the results of these entities greatly increased solutions revenue in 2005. Telecom believes that there is potential for not only growth in the IT services market above the rate of gross domestic product growth, but also for Telecom to increase its market share in this market. Accordingly, Telecom expects meaningful growth in solutions revenues to continue.

Changes in operating performance of Telecom’s Australian business

Telecom first acquired a controlling stake in AAPT in November 1999. During the initial period of ownership AAPT pursued a full service model principally based on price-differentiation, and its revenues grew rapidly. Much of this revenue was, however, at very low margins. In 2002 Telecom wrote-down the carrying value of AAPT by $850 million, an impairment reflecting negative industry and economic trends impacting AAPT’s operations and a reduction in expected future growth rates compared to those expected when the investment was first undertaken.

During the three-year period Telecom has continued to refocus AAPT’s business model, moving away from a full-service model to focus on those market segments where AAPT can provide compelling customer offers while achieving satisfactory margin. At the same time Telecom has focused on improving AAPT’s cost structure, particularly cost of sales, which makes up the majority of AAPT’s total operating expenses.

The Corporate and Business sector of the Australian market has been extremely competitive in 2005, with significant price pressure evident. This price pressure has impacted AAPT’s revenues, and the fierce competition for larger competitors has restricted AAPT’s ability to win new Corporate and Business contracts. Telecom has, however, been successful in extending contracts for telecommunications services provided to the Commonwealth Bank of Australia delivered through its subsidiary TCNZA. A new three-year data agreement was signed with the Bank that will also see Telecom design, install and operate a new IP network for it. A second three-year agreement was also signed to extend a number of other key services, including voice and contact centre services, until August 2008, with an option to extend for a further 27 months.

The competitive state of the Corporate and large Business market has seen AAPT increase its focus on the mass market, where it believes that it will be able to compete more successfully. In 2005 efforts have focused on developing differentiated product offerings and building the sales and service capabilities to successfully market, deliver and support these products. This has had some negative impact on 2005 results; with investment in capability (driving higher labour costs) being made with the expectation of generating increased revenues in future. Some additional capital expenditure (principally on information systems) is also associated with these initiatives, with capital expenditure increasing 16.8% in 2005, with a further increase of 18.6% forecast for the year ending 30 June 2006.

Item 5    72

Given AAPT’s relatively small share of the total Australian telecommunications market, Telecom believes there are opportunities to increase the revenues of its Australian operations in future once the appropriate product offerings, distribution arrangements and infrastructure are in place.

Impact of decreasing borrowings

During the three-year period Telecom has reduced net debt (defined as short and long-term debt less cash and short-term investments) by approximately NZ$1.8 billion, continuing a trend that began in 2002. During this period operating cash flows grew consistently, while capital expenditure was significantly lower than the levels that had been incurred in the 2000 and 2001 financial years following the acquisition of AAPT. This enabled surplus operating cash flows to be utilised to repay debt. This reduction in net debt benefited net earnings through significant reductions in net interest expense (defined as interest expense less interest income).

As a result of this period of debt reduction and continued strong cash flows, Telecom was able to increase its targeted dividend pay-out ratio, which had previously been 50% of tax paid earnings. Initially this was increased in February 2004 to 70% of earnings adjusted for goodwill amortisation and other relevant non-cash items, then in August 2004 to a base pay-out ratio of 75% with a targeted ratio for the year ended 30 June 2005 of 85%. With strong cash flows continuing through 2005, Telecom has been able to further increase its dividend payments. A special dividend of 10 cents per share was declared following the 2005 year end, with a similar level of special dividends expected for the year ended 30 June 2006. The target pay-out ratio for 2006 has also been set at 85%. This increase in dividend pay-out ratios and declaration of special dividends will see an increasing amount of surplus operating cash flow returned to shareholders as dividends and will therefore limit further debt reduction.

Technological developments

Technology also has a fundamental impact on Telecom’s business and the results that it generates. The core of Telecom’s revenues has traditionally been generated by its fixed line PSTN network.

Implementation of an IP-based NGN over several years should enable Telecom to introduce new IP-based products and services to its customers more quickly than was previously possible. Telecom anticipates that the NGN will help manage operating costs by reducing the costs of provisioning, delivery and network support.

Technological developments are also having a significant impact in Telecom’s New Zealand mobile operations. Telecom commercially launched its CDMA mobile network in July 2001 and the CDMA customer base had grown to 1,117,000 at 30 June 2005. A large number of these customers migrated from Telecom’s older TDMA network and the TDMA customer base saw a corresponding significant decline. This decline in the TDMA customer base led to an accelerating decrease in the cash flows being generated by that network and in 2004 it was determined that these cash flows no longer supported the carrying value of the network. Accordingly, an impairment write down of $110 million was recognised in 2004 for this network. This decline in the TDMA customer base has continued in 2005 with the consequence that TDMA revenues have fallen rapidly. This resulted in a further impairment charge of $24 million being recognised at 30 June 2005. As a result the TDMA network has now been fully written off.

Item 5    73

Telecom’s CDMA network offers greater functionality and higher data speeds than the older network. These capabilities were enhanced in July 2002 with the commercial launch of the 1xRTT upgrade. Capabilities were further enhanced by the upgrade of the network to EVDO in November 2004, enabling Telecom to launch 3G (NGN) mobile services under the T3G banner.

Telecom also drove significant increases in text messaging through the introduction of $10 text. This pricing initiative allows all Telecom customers to pay no more than $10 per month for up to 500 text messages. As well as driving greater text messaging revenues, Telecom believes that this has been a key initiative in growing its customer base.

These developments have led to rapid growth in revenues from mobile data services throughout the three-year period (up 119.6% in 2005 and 75.9% in 2004). Telecom expects mobile data to continue to be a key source of growth in New Zealand mobile revenues.

Critical accounting policies under NZ GAAP

Telecom’s consolidated financial statements are prepared in accordance with NZ GAAP. Telecom’s significant accounting policies are set out in Note 1. Preparing these financial statements requires management to make estimates and judgments that affect reported amounts and disclosures in the financial statements. These estimates and judgments are based on historical experience and other factors that management considers relevant in the circumstances. Of the significant accounting estimates and judgments made by Telecom, management considers that the following are the most critical. Where the accounting policy is significantly different under US GAAP, the US GAAP policy is also decribed.

Valuation of goodwill

Goodwill arising from the acquisition of a business or shares in subsidiaries and associates is amortised over the period that benefits are expected to arise, with a maximum amortisation period of 20 years. The initial determination of goodwill is dependent on the allocation of the purchase price to the assets and liabilities acquired. This allocation is based on management’s judgment of the relative fair value of those assets and liabilities acquired. Determination of the amortisation period for the goodwill is dependent on management’s assessment at the time of acquisition of the period over which benefits will be realised. For US GAAP purposes, goodwill is no longer amortised beginning as of 1 July 2002.

The unamortised balance of goodwill is reviewed periodically and to the extent that it is no longer probable of being recovered from the future economic benefits of the investment (based on future discounted cash flows), it is recognised immediately as an expense. Performing this assessment requires management to estimate the future economic benefits that it expects to derive from the investment. This generally requires management to estimate future cash flows to be generated by the investment, which entails making judgments including the expected rate of growth of revenues, expected margins to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows. The resulting

Item 5    74

valuation of goodwill is sensitive to changes in any of these assumptions. Under US GAAP, goodwill is reviewed at least annually for impairment. An indication of impairment exists when the carrying value of the reporting unit in which the goodwill resides exceeds its estimated fair value. An impairment charge is recognized to the extent the carrying value of the goodwill exceeds its implied fair value.

Goodwill of $875 million at 30 June 2005 principally relates to the investment in AAPT, with lesser amounts resulting from the acquisitions of Gen-i and Computerland. Management reviews the carrying value of all goodwill at least annually. The goodwill in respect of AAPT has been reviewed by comparing the total carrying value of AAPT (including goodwill) in the Group balance sheet to the present value of future cash flows expected to be generated by AAPT. These future cash flows were determined based on rates of revenue growth, margins and levels of capital expenditure that management considers reasonable in light of the current position of the Australian business, future strategic and operating plans and expected future growth rates for the Australian telecommunications market. Changes in these valuation assumptions can potentially materially impact the outcome of the valuation. Management believes the fair value of this investment is in excess of its carrying value at 30 June 2005.

Goodwill impairment charges are recognised as abnormal items in the NZ GAAP consolidated statements of financial performance. There were no goodwill impairment charges for both NZ GAAP and US GAAP purposes for the years ended 30 June 2005, 2004 and 2003.

Valuation of investments

Telecom holds long-term investments that comprise minority shareholdings in listed and unlisted companies and advances to associate entities. Where equity investments enable Telecom to exert significant influence over the investee, the equity method of accounting is used. Southern Cross is accounted for as an associate under NZ GAAP. Under US GAAP however, Southern Cross is consolidated with shareholder advances provided by Telecom to Southern Cross eliminated on consolidation.

Equity investments are where Telecom has no significant influence and advances to associates are valued at cost unless management considers there to have been an impairment in value, in which case the investment is written down to the estimated recoverable amount.

In assessing whether there has been an impairment, consideration is given to the financial performance of the investee and other factors that impact on management’s expectation of recovering the value of the investment. This assessment also requires management to make judgments about the expected future performance and cash flows of the investee, and an appropriate discount rate, in order to determine the fair value of investments based on discounted expected cash flows of investees.

Telecom’s long-term investments of $544 million at 30 June 2005 consist entirely of investments in privately held entities. The major items that make up this balance are Telecom’s A$400 million investment in Hutchison 3G Australia and US$60 million shareholder advance (excluding accrued interest) to Southern Cross. The stake in Hutchison 3G Australia is particularly difficult to value given the fact that this business is still in a relatively early stage in its life cycle and is embarking on a period of rapid growth as the business attempts to achieve the scale required to generate a satisfactory return on its equity in the long run. The value of this entity arises from future cash flows that are highly uncertain.

Item 5    75

Accounting for property, plant and equipment

Telecom has a significant investment in long-lived property, plant and equipment assets, principally telecommunications plant and equipment, software, and other IT assets. At 30 June 2005 the net book value of Telecom’s property, plant and equipment was $4,283 million, representing 57.7% of Telecom’s total assets.

These assets are initially recorded at cost, which in accordance with NZ GAAP includes costs directly attributable to bringing the item to working condition for its intended use. Judgments must therefore be made about whether costs incurred relate to bringing an item of property, plant and equipment to working condition for its intended use and therefore are appropriate for capitalisation as part of the cost of the asset or whether they should be expensed as incurred. Where assets are internally constructed, this will also entail assigning an appropriate amount of overhead costs to construction activities. Because there is no direct causal link between construction activities and overheads, allocation models are necessary to apply overheads to capital projects. These models are based on analysis of costs incurred in prior years, updated to reflect changes in work patterns where necessary.

For internally constructed assets capitalisation only occurs where it is considered there is sufficient probability that the project will successfully generate an asset to be used in future operations. In capitalising costs, judgments must therefore be made about the likelihood of project success. Such judgments can be difficult where the project involves the application of unproven technology.

Once cost of the asset has been determined, this value, less any expected salvage value, is then depreciated over the asset’s expected useful life. The determination of the appropriate useful life for a particular item of property, plant and equipment requires management to make judgments about, among other factors, the expected period of service potential of the asset, the likelihood of the asset becoming obsolete as a result of technological advances, and the likelihood of Telecom ceasing to use the asset in its business operations.

Telecom periodically reviews the useful lives and salvage values of its property, plant and equipment to ensure that these remain appropriate. Remaining asset lives and salvage values are adjusted where necessary to reflect changes in conditions since the asset was brought into service. Adjustments to asset useful lives and salvage values could have a material impact on depreciation expense given the significant carrying value of property, plant and equipment. No significant adjustments to asset useful lives or salvage values have been made in the three year period.

The carrying values of Telecom’s property, plant and equipment are also periodically reviewed to ensure they do not exceed their recoverable amounts (the economic benefits Telecom expects to derive through the use and ultimate disposal of the relevant asset). Where the carrying value exceeds the recoverable amount, the difference is recognised immediately in earnings as an impairment charge.

Assessing whether an asset is impaired may involve estimating the future cash flows that the asset is expected to generate. This will in turn involve a number of assumptions, including rates of expected revenue growth or decline, expected future margins and the selection of an appropriate discount rate for valuing future cash flows.

Item 5    76

Under US GAAP, long-lived assets to be held and used are evaluated when there is an indication that impairment exists. An asset is considered impaired if its carrying value exceeds the future (undiscounted) cash flows expected to be generated by the asset. In such cases, the asset is then written-down to its fair value.

At 30 June 2004 Telecom recognised an impairment write down for both NZ GAAP and US GAAP purposes of $110 million on its TDMA mobile network and $23 million on AAPT’s LMDS access network, reflecting Telecom’s assessment of the present value of the future cash flows expected to be generated by these assets. In the case of the TDMA network the decline in value reflects the impact on future cash flows of decreasing customers as customers transition to the newer CDMA network. In the case of LMDS the decline in value represents lower actual usage than was forecast when the network was originally constructed owing to competitive factors and the use of alternative access technologies. A further write down of $24 million was recognised for both NZ GAAP and US GAAP purposes on the TDMA network in 2005, reducing the carrying value of the network to zero. This additional write down reflected the continued transition of the customer base from TDMA to CDMA. Such impairment charges are recognised as abnormal items in the NZ GAAP consolidated statements of financial performance.

Provision for doubtful debts

Telecom maintains a provision for estimated losses expected to arise from customers being unable to make required payments. This provision takes into account known commercial factors impacting specific customer accounts, as well as the overall profile of Telecom’s debtors’ portfolio. In assessing the provision, factors such as past collection history, the age of receivable balances, the level of activity in customer accounts, as well as general macro-economic trends, are taken into account. Significant changes in these factors would likely necessitate changes in the doubtful debts provision. At present however, Telecom considers the current level of its provision for doubtful debts to be adequate to cover expected credit losses in its accounts receivable balances. Bad debt expenses are reported as other operating expenses in the consolidated statements of financial performance.

Item 5    77

Telecom’s doubtful debt provision for each of the years ended 30 June 2005, 30 June 2004 and 30 June 2003 is included in the table below:

	Telecom Group
(Dollars in millions)	Balance at beginning of period $	Charged to costs and expenses $	Balance written off against provision $	Release from provision $	Balance at end of period $
30 June 2005
Provision for doubtful debts	61	40	(59)	—	42
30 June 2004
Provision for doubtful debts	76	36	(51)	—	61
30 June 2003
Provision for doubtful debts	73	56	(53)	—	76

Accounting for interconnection revenues and expenses

In the course of its normal business operations Telecom interconnects its networks with other telecommunications operators. Telecom both supplies and receives network services under interconnection arrangements. In some instances management may be required to estimate levels of traffic flows between networks in order to determine amounts receivable or payable for interconnection.

The terms of interconnection, including pricing, are subject to regulation in some instances. Pricing may be subject to retrospective adjustment, in which case estimates of the likely effect of these adjustments are required in order to determine revenues and expenses. Likewise, where interconnection rates are in dispute with another carrier, estimates of the likely outcome of disputes are required to determine financial results. Telecom bases these estimates on management’s interpretation of material facts, as well as independent advice. Telecom considers its estimates reasonable in the circumstances, however, in the event that the outcomes of regulation or disputes differ from management’s estimates, adjustments could be required.

A charge of $31 million was recognised in 2005 by AAPT following an extensive reassessment of accruals and provisions in the inter-carrier area. The charge is reported in abnormal items in the NZ GAAP consolidated statement of financial performance and was required to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable. These accruals and disputes related to prior periods. Under US GAAP portions of this charge were considered corrections of errors and therefore were recognised in the periods they pertained to. See Note 28(v) to the consolidated financial statements.

Accounting for income taxes

Telecom is required to estimate its income taxes in each jurisdiction in which it operates. This entails a jurisdiction-by-jurisdiction estimation of current tax

Item 5    78

exposure, as well as an assessment of the impact of timing differences, which result from different treatment of items for accounting and tax purposes. Telecom’s principal timing differences relate to depreciation of fixed assets, recognition of provisions and accruals, and the recognition of tax losses in subsidiaries.

Preparation of the annual financial statements requires management to make estimates as to, amongst other things, the amount of tax that will ultimately be payable, the availability of losses to be carried forward and the amount of foreign tax credits that it will receive. Actual results may differ from these estimates as a result of reassessment by management and/or taxation authorities. This may significantly impact Telecom’s financial position and results of operations.

Under US GAAP deferred tax assets are generally recognised for all deductible temporary differences and a valuation allowance is established when management consider the likelihood of not realising the benefit of deferred tax assets is more likely than not. Further details on Telecom’s deferred tax assets, valuation allowances and deferred tax liabilities under US GAAP are disclosed in Note 28(s).

Additional critical accounting policy under US GAAP

In Note 28 Telecom presents a reconciliation of a number of its NZ GAAP measures to those that would be reported under US GAAP. In addition to the critical accounting policies applicable in determining certain of the NZ GAAP financial measures, the following critical accounting policy is solely applicable to the determination of certain financial measures under US GAAP.

Consolidation of Variable Interest Entities (“VIE”)

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

Determining what the expected losses of a VIE are and which party (if any) holds interests that would be expected to absorb a majority of these expected losses can be a complex process requiring results for the VIE to be forecast and probabilities assigned to scenarios under which results vary from this forecast. This exercise, particularly the assignment of probabilities, in most cases involves highly subjective judgments.

As a result of the application of FIN 46R for US GAAP purposes in 2004, Telecom determined that Southern Cross was a VIE subject to the rules of FIN 46R and that Telecom was also the primary beneficiary of Southern Cross as a result of providing contingent credit support to Southern Cross in addition to holding 50% of Southern Cross’ equity and subordinated debt. This required the consolidation of Southern Cross by Telecom for the purposes of presenting certain financial measures under US GAAP, resulting in a cumulative effect of a change in accounting principle that reduced US GAAP earnings and shareholders’ funds for 2004 by $511 million. This figure has been restated from that presented in Telecom’s 2004 annual report, as accounting errors in the consolidation of

Item 5    79

Southern Cross were identified in 2005. See Note 28(v) in the financial statements and “US GAAP Reconciliation – Restatement of certain prior year US GAAP financial measures” below for further information about the correction of these errors.

Adoption of IFRS

In December 2002 the New Zealand Accounting Standards Review Board announced that IFRS, will apply to all New Zealand entities for periods commencing on or after 1 January 2007. In adopting IFRS for issue as New Zealand equivalents to IFRS (“NZ IFRS”) certain adaptations of IFRS have been made to reflect New Zealand circumstances. In complying with NZ IFRS Telecom will also be in compliance with IFRS. Entities also have the option of voluntarily early adopting NZ IFRS for periods beginning on or after 1 January 2005.

Telecom has adopted NZ IFRS as of 1 July 2005. A conversion project was completed that entailed assessing the impacts of changes in financial reporting standards on Telecom’s financial reporting and other related activities, then designing and implementing processes to deliver financial reporting on an NZ IFRS compliant basis, as well dealing with any related business impacts.

An opening balance sheet at 1 July 2004 has been determined under IFRS and 2005 results have been restated in accordance with NZ IFRS. The impact on Telecom’s opening balance sheet and 2005 results is disclosed in Note 29. As a result of adopting NZ IFRS, Telecom’s net earnings for 2005 increased by $55 million compared to 2005 results reported under existing NZ GAAP. The primary reason for this was the non-amortisation of goodwill.

Going forward, the areas of NZ IFRS that will have the most significant impact on Telecom’s financial statements compared to those issued previously under existing NZ GAAP are the requirements that goodwill no longer be amortised but instead be subject to an annual impairment test and to recognise derivative financial instruments on the balance sheet at fair value, with changes in fair value recorded in the income statement unless the derivative meets the detailed requirements for hedge accounting. Differences between NZ IFRS and existing NZ GAAP are explained further in Note 29.

Impact of recently issued accounting standards

United States

In December 2004 the Financial Accounting Standards Board in the United States issued Statement of Financial Accounting Standards 123R (SFAS 123R) “Share Based Payment”, which revises SFAS 123 and supersedes Accounting Principles Board opinion 25. SFAS 123R requires the cost of all share-based payment transactions be recognised in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. SFAS 123R will be effective for Telecom for the year ending 30 June 2006. Management is currently evaluating the impact SFAS 123R will have on Telecom. However, the pro forma results disclosed in Note 28(f) are not necessarily indicative of what the impact of SFAS 123R will be upon adoption.

Item 5    80

US GAAP reconciliation

The consolidated financial statements are prepared in accordance with NZ GAAP, which differs in certain significant respects from US GAAP. These differences, and the effect of the adjustments necessary to present certain financial measures in accordance with US GAAP, are detailed in Note 28.

Restatement of certain prior year US GAAP financial measures

Certain US GAAP financial measures for the years ended 30 June 2001, 2002, 2003 and 2004 have been restated to correct errors identified in 2005. In 2001, under US GAAP, Telecom had written down the value of an advance to Southern Cross of $147 million. Upon application of FIN 46R at 30 June 2004, the elimination of the advance was not performed correctly, resulting in the understatement of US GAAP earnings and shareholders’ funds. Certain related foreign currency translation adjustments were also previously not correctly reported, resulting in corrections to US GAAP comprehensive income/(loss) and accumulated other comprehensive loss. In addition, other minor errors were corrected, principally as a result of identifying and determining certain adjustments for the transition to NZ IFRS where certain differences between NZ GAAP and US GAAP were identified that had not previously been considered. These relate to revenue recognition, inter-carrier provisions and minority interests. Net earnings and shareholders funds in accordance with US GAAP have been also restated to reflect the correction of these errors.

Management has determined that this restatement revealed a significant deficiency (as defined by the PCAOB in their Auditing Standard AS2) in Telecom’s internal controls over financial reporting. Additional reconciliation and review controls have been implemented in preparation of Telecom’s US GAAP reconciliation to ensure that similar misstatements do not impact the 2005 financial statements or occur again. The additional controls are not extensive enough to materially affect or be reasonably likely to materially affect Telecom’s internal control over financial reporting.

Telecom considers that despite the existence of this deficiency, disclosure controls and procedures remain effective and management has certified accordingly, refer Item 15.

Impact of differences between NZ GAAP and US GAAP

As a result of the differences between NZ GAAP and US GAAP, Telecom’s US GAAP net earnings for the year ended 30 June 2005 were greater than its NZ GAAP net earnings by $64 million (7.0%). For the year ended 30 June 2004, US GAAP net earnings were lower than its NZ GAAP net earnings by NZ$459 million (60.9%). This included an adjustment of $511 million for the consolidation of Southern Cross, as a result of applying FIN 46R. US GAAP net earnings were greater than NZ GAAP net earnings by $49 million (6.9%) for the year ended 30 June 2003.

US GAAP net earnings for the year ended 30 June 2005 were higher than NZ GAAP net earnings principally owing to:

•	the reversal of amortisation of goodwill of $70 million recognised under NZ GAAP; and

•	a credit of $38 million resulting from the change in valuation of derivatives that were not deemed to be effective hedges under US GAAP.

Item 5    81

These items were partially offset by losses of $21 million for Southern Cross, consolidated in accordance with US GAAP and $15 million of government grants that are recognised as income under NZ GAAP but are credited against the value of assets acquired under US GAAP.

US GAAP net earnings for the year ended 30 June 2004 were less than NZ GAAP net earnings principally owing to:

•	the cumulative effect of a change in accounting principle as a result of applying FIN 46R resulting in a charge of $511 million;

•	a charge of $11 million to recognise the change in fair value of cash flow hedges deemed ineffective under US GAAP; and

•	a government grant of $11 million which is recognised as revenue under NZ GAAP but is credited against the value of the assets acquired under US GAAP.

These have been partly offset by amortisation of goodwill of $65 million no longer being charged for US GAAP and a $10 million credit to reflect the calculation of taxation on a US GAAP basis.

US GAAP net earnings for the year ended 30 June 2003 were greater than NZ GAAP earnings principally owing to:

•	amortisation of goodwill of $66 million no longer being charged for US GAAP;

•	a $37 million credit to reflect the calculation of taxation on a US GAAP basis.

These items were partially offset by a charge of $51 million to recognise the change in fair value of cash flow hedges deemed ineffective under US GAAP.

Total shareholders’ funds at 30 June 2005 were lower under US GAAP by $503 million (20.7%) owing to $612 million from the impact of consolidating Southern Cross as a result of applying FIN 46R; and the unrealised derivative losses on cash flow hedges of $61 million resulting from the application of SFAS 133. These were partly offset by the effect of the reversal of goodwill amortisation of $197 million and $44 million being the tax effect of the US GAAP adjustments.

Total shareholders’ funds at 30 June 2004 were lower under US GAAP by $553 million (25.1%) owing to $510 million from the consolidation of Southern Cross as a result of applying FIN 46R and the unrealised derivative losses on cash flow hedges of $91 million resulting from the application of SFAS 133. These were partly offset by the effect of the reversal of goodwill amortisation of $131 million and $61 million being the tax effect of the US GAAP adjustments.

Total shareholders’ funds at 30 June 2003 were lower under US GAAP by $100 million (5.7%) as a result of the accumulated effect of dividends from associates of $102 million, and associate losses of $45 million coupled with unrealised derivative losses on cash flow hedges of $67 million resulting from the application of SFAS 133, partially offset by the effect of the lower goodwill amortisation charge of $66 million referred to above.

Item 5    82

Consolidated results of operations

Reported results are summarised in the table below.

	Year ended 30 June			2005/2004 % change	2004/2003 % change
Telecom Group Reported Earnings	2005 $m	2004 $m	2003 $m
Operating revenues	5,605	5,360	5,199	4.6	3.1
Abnormal revenues	154	28	—	450.0	NM [1]

Total revenues	5,759	5,388	5,199	6.9	3.6
Operating expenses	(3,332)	(3,016)	(2,883)	10.5	4.6
Abnormal expenses	(59)	(121)	—	(51.2)	NM [1]
Depreciation and amortisation	(768)	(823)	(820)	(6.7)	0.4

Total expenses	(4,159)	(3,960)	(3,703)	5.0	6.9

Earnings before interest and tax	1,600	1,428	1,496	12.0	(4.5)
Net interest expense	(289)	(334)	(393)	(13.5)	(15.0)

Earnings before tax	1,311	1,094	1,103	19.8	(0.8)
Tax expense	(392)	(337)	(391)	16.3	(13.8)
Minority interest	(3)	(3)	(3)	—	—

Net earnings	916	754	709	21.5	6.3

[1]	Not meaningful

Components of earnings are analysed in further detail below.

Reported New Zealand dollar results from Telecom’s Australian Operations have been impacted by movements in exchange rates. The average exchange rate for 2005 was 5.0% higher than the average exchange rate for 2004, which resulted in an equivalent decrease in reported New Zealand dollar revenues, expenses and earnings for Telecom’s Australian operations. The average exchange rate for 2004 was 1.1% lower than the average exchange rate for 2003, resulting in an equivalent increase in revenues, expenses and earnings. In order to remove the impact of exchange rates from the following analysis, both New Zealand dollar reported results and underlying Australian dollar results are included in the tables below, with discussion and analysis based on the underlying Australian dollar results.

Group revenues

The following discussion analyses revenues for the major category of products and services. Factors impacting Telecom’s New Zealand operations differ from those impacting Telecom’s Australian operations as a result of the different stages of maturity, competitive positions and scope of operations of the respective

Item 5    83

businesses and the differing characteristics of the markets in which they operate. Accordingly, revenues from New Zealand and Australian operations are generally analysed separately in the discussion below.

Revenue from Telecom’s traditional calling business has declined during the three-year period owing to competitive pressures and the impact of product substitution. Telecom has sought to offset this by expanding its revenues from newer communications technologies (particularly mobile and broadband) and expanding its scope of operations into areas such as IT solutions. These growth areas generally offer lower margins than the traditional fixed line telephony business. Telecom expects competition and substitution to continue to impact its calling revenues and will continue to seek to expand its revenues in other areas, particularly mobile, broadband and solutions.

Item 5    84

A breakdown of reported group revenues is provided in the table below.

	Year ended 30 June			2005/2004 % change	2004/2003 % change
Group Revenues	2005 $m	2004 $m	2003 $m
Local service	1,101	1,120	1,110	(1.7)	0.9

Calling

National	988	1,053	1,098	(6.2)	(4.1)

International	334	364	401	(8.2)	(9.2)

Other	26	37	51	(29.7)	(27.5)

	1,348	1,454	1,550	(7.3)	(6.2)
Interconnection	207	193	154	7.3	25.3
Mobile	841	813	796	3.4	2.1

Data	777	721	670	7.8	7.6

Internet	223	229	219	(2.6)	4.6

Solutions	321	54	34	494.4	58.8

Other operating revenues

Resale	337	317	278	6.3	14.0

Directories	230	221	207	4.1	6.8
Equipment	69	72	69	(4.2)	4.3
Miscellaneous other	144	161	109	(10.6)	47.7
Dividends from investments	7	5	3	40.0	66.7

	787	776	666	1.4	16.5

Total operating revenue	5,605	5,360	5,199	4.6	3.1

Abnormal revenue	154	28	—	450.0	NM [1]

Total revenue	5,759	5,388	5,199	6.9	3.6

[1]	Not meaningful

Significant line items are analysed in further detail below.

Local Service

Local service revenue is principally generated in New Zealand. It primarily represents fixed monthly access charges. Under the terms of the TSO Telecom is required to provide free local calling to residential customers while maintaining the cost (on an inflation adjusted basis) of standard residential line rental at or below the amount charged when Telecom was privatised in 1993. Telecom also derives a lesser amount of local service revenue from business local calls, Centrex and virtual private network local calls and local calls by those residential customers who elect the low rental, charged calling option instead of flat rate access.

Item 5    85

From November 2004 Telecom has been required to provide local service products on a wholesale basis to other carriers for resale to their residential customers (business wholesale access has been available for several years). This may lead to a reduction in Telecom’s retail market share for local service. If Telecom does lose market share in local service, this may also negatively impact calling revenues, as customers will generally choose the same service provider for national and international calling as they do for local service.

Telecom only generates a limited amount of local service revenue in Australia, owing to the limited number of customers who are directly connected to AAPT’s infrastructure. AAPT resells Telstra’s local service products to a large number of its Consumer customers. Revenues from this activity are included as Resale revenue within Other Operating Revenues.

	Year ended 30 June			2005/2004 % change	2004/2003 % change
Local Service	2005	2004	2003
New Zealand (NZ$m)	1,062	1,073	1,059	(1.0)	1.3
Australia (NZ$m)	39	47	51	(17.0)	(7.8)

Local service revenue (NZ$m)	1,101	1,120	1,110	(1.7)	0.9
Australian revenues in local currency
Australia (A$m)	36	41	45	(12.2)	(8.9)
New Zealand access lines at year end
Residential (000s)	1,417	1,425	1,416	(0.6)	0.6
Business (000s)	305	304	303	0.3	0.3
Centrex (000s)	68	72	79	(5.6)	(8.9)

New Zealand local service revenue has remained stable across the three-year period with a 1.3% increase in 2004 offset by a 1.0% decrease in 2005. The small growth in 2004 reflected increases in service pricing and, to a lesser extent, growth in residential access lines resulting from population and economic growth.

The increase in service pricing in New Zealand was owing to adjustments in Telecom’s service pricing reflecting inflation (as measured by the Consumer Price Index). Telecom is entitled to increase residential access prices in line with growth in the Consumer Price Index under the terms of the TSO, but has elected not to in the 2005 financial year. Telecom made such increases to residential access prices in February 2003 and 2004. Increasing competitive pressure may restrict Telecom’s ability to further raise access prices in the future.

Item 5    86

The 1.0% decline in 2005 revenue resulted from lower business local calling revenue, as businesses migrate from dial-up internet access to broadband (increasing data revenue but lowering local service revenue) and as competitive activity lowers call volumes. While the number of access lines (and hence access revenue) has remained stable across the three-year period, the number of these lines that are provided on a wholesale basis has increased notably, though off a low base. At 30 June 2005 57,000 of Telecom’s residential access lines and 49,000 of Telecom’s business access lines were wholesale connections. As noted above, an increase in the number of wholesale connections has the potential to negatively impact calling revenue, as well as local service revenue (as wholesale connections have lower margin than retail connections).

In Australia local service revenue declined across the three-year period, and at an increasing rate in 2005, with a loss of volumes in the business and corporate sector.

National Calling

National calling revenue is derived from calls from one fixed line to another fixed line outside the local free calling area, calls from a fixed line terminating on a mobile network, calls to toll free numbers (which in New Zealand have the dialling prefix 0800 and are paid for by the receiver) and operator assisted calls.

Item 5    87

	Year ended 30 June			2005/2004 % change	2004/2003 % change
National Calling	2005	2004	2003
New Zealand (NZ$m)

National calls	217	249	273	(12.9)	(8.8)
Calls to mobile networks	298	295	293	1.0	0.7

National 0800	98	101	113	(3.0)	(10.6)

Operator services	10	12	11	(16.7)	9.1

	623	657	690	(5.2)	(4.8)
Australia (NZ$m)
National calls	147	168	178	(12.5)	(5.6)
Calls to mobile networks	218	228	230	(4.4)	(0.9)

	365	396	408	(7.8)	(2.9)

Total national calling revenue	988	1,053	1,098	(6.2)	(4.1)

Australian revenues in local currency

Australia (A$m)
National calls	126	140	153	(10.0)	(8.5)
Calls to mobile networks	200	201	200	(0.5)	0.5

	326	341	353	(4.4)	(3.4)

National calling minutes (m)
New Zealand	3,304	3,394	3,505	(2.7)	(3.2)

Australia	2,672	2,494	2,153	7.1	15.8

In New Zealand, Telecom’s calling revenue has declined through the three-year period owing to lower call minutes and average prices resulting from the impacts of competition and product substitution. Competition has resulted in decreased prices with increased use of capped rates and other forms of discounting to attract and retain customers in a competitive market. Some reduction in market share has also occurred. Toll free number portability was implemented in December 2002, which enabled customers to transfer toll free numbers between service providers. This impacted on national 0800 revenues.

Product substitution has also had an impact on national calling revenue. Other communication alternatives, particularly email, internet and mobile phones, are increasingly being used by customers instead of fixed line calling. This has been a factor in declining national calling minutes across the three-year period in New Zealand.

Item 5    88

While revenue from national calls and national 0800 has declined across the three-year period, revenue from calls to mobile networks increased marginally in 2005 (up 1.0%) following a similar increase (0.7%) in 2004. Growth in fixed to mobile call minutes has offset the effect of competition reducing average prices. Growth in call minutes partly reflects the increasing proportion of the New Zealand population with mobile phones.

The Commerce Commission has recently issued a final report in which it recommended regulating the mobile termination rates relating to calls from fixed lines (excluding termination on 3G networks). Telecom considers that the Commission’s final report intended to regulate Telecom’s existing 3G voice network but not new or non-Telecom 3G networks. The Minister of Communications has sent the report back to the Commerce Commission for reconsideration. If regulation does proceed it is likely that prices charged to fixed line customers for calling mobile networks would fall significantly, though this does depend on how much of the mobile termination rate reduction is passed through and how quickly. This is expected to negatively impact revenue from calls to mobile networks in the future.

In Australia the decline in revenue from national calls across the three-year period reflected price decreases in response to competitor activity. Call minutes increased across the three-year period as a result of promotional activities and the introduction of call capping as well as growth in wholesale traffic in the business sector, however the effect of a decline in average prices more than offset volume increases. Revenue from calls to mobile networks remained stable across the three-year period as price declines were less marked than for national calls and were offset by volume growth.

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

Australian international calling revenues are derived from outward calls originated by AAPT and TCNZA’s business and residential customers.

Item 5    89

	Year ended 30 June			2005/2004 % change	2004/2003 % change
International Calling	2005	2004	2003
New Zealand (NZ$m)
International outwards	137	153	169	(10.5)	(9.5)
International inwards	55	78	107	(29.5)	(27.1)
International transits	40	38	53	5.3	(28.3)

	232	269	329	(13.8)	(18.2)
Australia (NZ$m)	102	95	72	7.4	31.9

Total international calling revenue	334	364	401	(8.2)	(9.2)

Australian revenues in local currency
Australia (A$m)	88	82	74	7.3	10.8

International calling minutes (m)

New Zealand	3,397	3,047	2,910	11.5	4.7

Australia	776	634	356	22.4	78.1

In New Zealand outwards revenue declined across the three-year period (down 10.5% in 2005 and 9.5% in 2004) owing to lower prices as a result of competitive pressure and substitution, similar to the trend observed in national calling revenue. Inwards revenue declined across the three-year period (down 29.5% in 2005 and 27.1% in 2004) owing to significantly lower average prices partly offset by higher call minutes. The decrease in average price was as a result of a strengthening NZ dollar against the US dollar (which reduces reported NZ dollar revenues) coupled with re-negotiated bilateral agreements for the reciprocal transfer of minutes in 2004. While decreasing revenue, both of these factors had a similar impact on cost of sales.

A significant decrease in the average price per minute for transit calls (which can be volatile in response to changes in destination mix and market conditions) saw a reduction in transit revenues in 2004, despite growth in call minutes. This trend reversed in 2005, where growth of 5.3% was achieved as a result of growth in volumes, despite the strengthening NZ dollar also adversely impacting transit prices.

In Australia international calling revenues increased owing to significant growth in wholesale volumes. The growth in wholesale volumes reflected an increase in business with calling card providers. Given the lower price per minute of wholesale traffic compared to retail, the growth in call minutes translated into a significantly lower growth in revenue (in 2005 growth in call minutes of 22.4% translated into growth in A$ revenue of 7.3%, while in 2004 growth in call minutes was 78.1% compared to growth in A$ revenues 10.8%).

Item 5    90

Interconnection

Interconnection revenue arises where Telecom terminates calls originating on other carriers’ networks, be they fixed line or mobile.

	Year ended 30 June
Interconnection	2005	2004	2003	2005/2004 % change	2004/2003 % change
New Zealand (NZ$m)	164	142	114	15.5	24.6
Australia (NZ$m)	43	51	40	(15.7)	27.5

Interconnection revenue (NZ$m)	207	193	154	7.3	25.3
Australian revenues in local currency
Australia (A$m)	40	45	36	(11.1)	25.0

Growth in New Zealand interconnection revenue reflects an increase in the volume of text messaging, which has driven a significant increase in mobile interconnection revenue.

As noted in the discussion of National Calling revenue, the Commerce Commission has issued a final report in which it recommended regulating the mobile termination price for voice calls on mobile networks (except for termination on 3G mobile networks). If regulation is implemented the revenue that Telecom generates from interconnecting with other mobile operators would be expected to fall significantly (as would interconnection cost of sales). Telecom is currently a net payer of mobile interconnection (i.e. mobile interconnection cost of sales exceeds mobile interconnection revenue, as Telecom sends more traffic to other carriers than it receives in return).

Growth in 2004 Australian interconnection revenue reflected a short-term termination agreement that ceased in 2004. As a result 2005 Australian interconnection revenues fell back to similar levels to those recorded in 2003.

Mobile

Mobile revenues are derived from access, airtime, other network services, such as mobile data, the sale of mobile equipment, such as mobile handsets and wireless laptop cards, and other mobile services such as paging. Mobile revenue is a function of the number of connections and the Average Revenue Per User (“ARPU”) that each connection generates.

In New Zealand there has been a significant migration of the customer base from TDMA to CDMA. With an increasing proportion of its customer base on the CDMA network, Telecom’s mobile data revenue (from text messaging and data services provided across mobile devices) increased by $22 million (75.9%) between 2003 and 2004 and $61 million (119.6%) between 2004 and 2005. Growth was also stimulated (particularly in 2005) by the introduction of monthly caps on billings for text messaging which led to increased connection numbers and usage. Customers are currently billed no more than $10 per month for up to 500 text messages. Telecom has recently upgraded its CDMA network to EVDO, which enabled it to launch New Zealand’s first 3G mobile service. This is expected to lead to further expansion in mobile data revenues.

Item 5    91

In Australia AAPT resells other carriers’ mobile services. In 2002 AAPT signed a network services agreement with Vodafone that saw it move towards a single carrier resale relationship. In 2004 AAPT ceased marketing mobile as a standalone product. AAPT now offers mobile services solely to customers as part of a bundle of telecommunications services.

	Year ended 30 June
Mobile	2005	2004	2003	2005/2004 % change	2004/2003 % change
New Zealand (NZ$m)	709	612	570	15.8	7.4
Australia (NZ$m)	132	201	226	(34.3)	(11.1)

Mobile revenue (NZ$m)	841	813	796	3.4	2.1
Australian revenues in local currency
Australia (A$m)	123	177	201	(30.5)	(11.9)
Mobile connections at year end
New Zealand (000s)	1,601	1,352	1,250	18.4	8.2
Australia (000s)	153	183	257	(16.4)	(28.8)

Growth in New Zealand mobile and other mobile revenue across the three-year period was driven by growth in mobile data revenue and higher other mobile revenue as a result of increased handset sales. The CDMA customer base has continued to grow strongly. CDMA customers increased from 167,000 at the start of the three-year period to 1,123,000 at 30 June 2005. This has, however, been partly offset by a significant decline in the TDMA customer base (down from 1,141,000 at the start of the three-year period to 478,000 at 30 June 2005) as a large proportion of the TDMA customer base has upgraded to CDMA.

Customer acquisition has been pursued aggressively across the three-year period, which has seen growth in the total customer base accelerate (with total connections up 18.4% in 2005, following growth of 8.2% in 2004). While increasing revenues, this has had a negative impact on cost of sales owing to the commissions, subsidies and other promotional offers required to achieve connection growth.

In 2003 Telecom was achieving a relatively small proportion of the total revenue growth in the New Zealand mobile market. As a result, Telecom set itself the goal of achieving 50% of the growth in mobile market revenues. By year end 2005 Telecom had reached this target. Maintaining this share of revenue growth in future will require continued focus as the market remains highly competitive, and may become more so, with the potential entry of a third mobile provider as TelstraClear has indicated it is considering constructing a UMTS 3G mobile network in major metropolitan areas.

Item 5    92

In Australia A$ mobile revenues declined across the three-year period (down 30.5% in 2005 following a decrease of 11.9% in 2004) as a result of a significant decrease in the customer base. The decrease in the customer base reflected the decision to cease selling mobile as a standalone product coupled with the transfer of approximately 50,000 prepaid customers back to Vodafone in 2004.

ARPU

Telecom uses ARPU within its New Zealand operations to measure the average monthly service revenue on a per-customer basis. Management believes that this measure provides useful information about the usage of Telecom’s products and the company’s ability to attract and retain high value customers. We calculate ARPU as mobile voice and data revenue for the year divided by the average number of customers for the year. This is then divided by 12 to express the result as a monthly figure. The revenues that we use in calculating ARPUs exclude revenues from handset and accessory sales, as these are not ongoing customer revenue streams, and paging revenue, inwards roaming and other miscellaneous mobile revenues, as these are not generated by Telecom’s mobile customers.

ARPU is a non-GAAP financial measure, not being prepared in accordance with either NZ GAAP or US GAAP. It is not uniformly defined nor utilised by all companies in our industry. Accordingly, this measure may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, nor considered a substitute for measures reported in accordance with GAAP.

The calculation of Telecom’s mobile ARPU and its reconciliation to the NZ GAAP measure mobile revenue is shown below.

	Year ended 30 June
ARPU	2005	2004	2003	2005/2004 % change	2004/2003 % change
New Zealand
Total mobile revenue (NZ$m)	709	612	570	15.8	7.4
Less handset sales and non-customer revenues (NZ$m)	(84)	(72)	(57)	16.7	26.3

Mobile voice and data revenue (NZ$m)	625	540	513	15.7	5.3
Average customers (000s)	1,444	1,296	1,233	11.4	5.1

ARPU (NZ$ per month)	36.1	34.7	34.7	4.0	—

Growth in Telecom’s ARPU in 2005 reflected the increasing usage of mobile data services, particularly text messaging, by Telecom’s mobile customers. The voice component of the ARPU actually declined slightly, but was more than offset by growth in the data component. ARPU was stable in 2004.

Data

Data revenues arise from meeting customers’ non-voice communications needs. There has been a shift away from traditional dedicated circuit/leased line data products towards IP-based data products given the increased flexibility and cost efficiency that these products offer.

Item 5    93

Telecom markets ADSL services in New Zealand under the Xtra brand. Broadband connections have grown rapidly off a low base over the three-year period. Telecom has set itself a target of achieving 250,000 residential broadband connections by the end of December 2005. At 30 June 2005 Telecom had 206,000 high-speed residential broadband connections (out of total broadband connections of 267,000) and is on track to meet the target of 250,000. Efforts to increase broadband connections are expected to drive further revenue growth. However, they will also increase operating costs over the next two to three-years as a result of promotional offers and subsidies provided in order to stimulate demand.

While broadband connection growth has been strong, the Government also considers that an effective wholesale regime is important to promote competition in the retail broadband market. The perceived absence of an effective wholesale regime would increase the likelihood of regulation. Telecom has focused on growing the wholesale market at the same time as building its own customer base, though this was hampered in 2005 by an inability to achieve a wholesale agreement with TelstraClear, Telecom’s largest competitor. Telecom will continue to focus on growing the wholesale market for broadband in the next two to three-years. The provision of connection bonuses to wholesale customers has been employed to stimulate wholesale demand, this is expected to continue.

Other than broadband revenue, data revenue is primarily derived from business customers.

	Year ended 30 June
Data	2005	2004	2003	2005/2004 % change	2004/2003 % change
Data revenue (NZ$m)
New Zealand	588	516	463	14.0	11.4
Australia	189	205	207	(7.8)	(1.0)

	777	721	670	7.8	7.6
Australian revenues in local currency
Australia (A$m)	175	181	183	(3.3)	1.1
Broadband connections at year end (NZ only, 000s)	267	120	72	122.5	66.7

New Zealand data revenue growth across the three-year period was substantially driven by growth in broadband revenue, while other managed IP data revenue also increased, off setting a small decrease in traditional data services.

The Commission’s final UBS determination expected in August/September 2005, may impact this area. Final determination of regulated pricing for wholesale services may affect Telecom’s wholesale revenue and may also impact future retail pricing and revenues.

Item 5    94

In Australia data revenues were relatively stable across the three year period as growth in IP data volumes in both wholesale and retail markets has been offset by downward pressure on prices.

Internet

In New Zealand internet revenue is generated by Xtra, Telecom’s ISP that is mainly focused on the consumer and small business markets. Revenue is mostly generated from dial-up access, as well as the ISP portion of Xtra broadband plans and sundry other revenue such as advertising on the Xtra website. Internet access is generally priced on the basis of a flat monthly rate, therefore revenue is primarily driven by the number of active dial-up customers.

Xtra’s dial up customers grew steadily since the launch of Xtra, which resulted in consistent growth in internet revenue. Growth in dial-up customers, however, plateaued in 2004 as increasing numbers migrated to Xtra broadband services, the majority of the revenue from which is recorded in data rather than internet revenue. This has resulted in a small decrease in internet revenues in 2005, the first time that Telecom has recorded a decline in this revenue stream. Internet revenues could be expected to decline further in future if the rate of migration from dial-up to broadband continues to accelerate.

In Australia internet revenue is generated primarily from the provision of internet and e-commerce services to business customers by AAPT. AAPT previously marketed the internet services of ISP AOL|7 as part of its consumer offerings. AOL|7 was previously 33% owned by AAPT, however, this shareholding was sold by AAPT during 2004. As a result AAPT has reverted to directly marketing its own internet access plans in the Consumer market.

	Year ended 30 June
Internet	2005	2004	2003	2005/2004 % change	2004/2003 % change
Internet revenue (NZ$m)
New Zealand	131	136	124	(3.7)	9.7
Australia	92	93	95	(1.1)	(2.1)

	223	229	219	(2.6)	4.6
Australian revenues in local currency
Australia (A$m)	84	81	86	3.7	(5.8)
Active dial-up customer numbers at year end (NZ only, 000s)	374	436	430	(14.2)	1.4

Growth in New Zealand internet revenue in 2004 was owing to growth in the dial-up customer base, coupled with the take-up of higher value products (with increasing ISP revenue being generated from broadband customers). Internet revenues began to decline in 2005 as the dial-up customer base declined owing to migration to broadband. Growth in the ISP portion of broadband revenues partially offset this, meaning that the decline in internet revenue (3.7%) was not as large as the fall in the customer base (14.2%).

Item 5    95

In Australia A$ internet revenue has been relatively stable across the three-year period, with a 5.8% decrease between 2003 and 2004 followed by a 3.7% increase between 2004 and 2005. Revenue has been relatively stable despite growth in internet volumes, as a result of competitive pressure leading to decreased prices.

Solutions

Solutions revenue is derived from providing services that meet customers’ integrated communications and technology needs. This includes provision of network-based application services, management of customers’ information, communications and technology services, and integration of these services.

Solutions revenue in 2003 and 2004 reflects the activities of Telecom Advanced Solutions, which is part of New Zealand operations. Telecom Advanced Solutions had been rapidly growing off a low base increasing its penetration and market share in the IT services market.

To further enhance its solutions capabilities, Telecom acquired IT services companies Gen-i and Computerland in July 2004 and September 2004 respectively. These acquisitions added substantially to Telecom’s 2005 solutions revenue.

	Year ended 30 June
Solutions	2005 NZ$m	2004 NZ$m	2003 NZ$m	2005/2004 % change	2004/2003 % change
Solutions revenue	321	54	34	494.4	58.8

Solutions revenue grew by $267 million in 2005. Of this amount, $240 million was the result of the acquisitions of Gen-i and Computerland. The remaining $27 million reflected strong growth in Telecom’s pre-existing solutions business as this business continued to achieve scale. Excluding the growth from acquiring Gen-i and Computerland, solutions revenue grew 50.0% in 2005, consistent with the strong growth achieved in 2004 of 58.8%.

Telecom is targeting further growth from its combined solutions business in future years, as it believes the IT services market will continue to grow and there is the potential for Telecom to increase its market share. Telecom is also targeting improved margins on its solutions business through the benefits of integrating the three previously separate businesses.

Item 5    96

Resale

Resale revenue is earned solely in Australia from the resale to AAPT’s customers of Telstra’s local access services, primarily to Consumer customers.

	Year ended 30 June
Resale	2005	2004	2003	2004/2003 % change	2004/2003 % change
Resale revenue (NZ$m)	337	317	278	6.3	14.0
Australian revenues in local currency
Resale revenue (A$m)	310	278	245	11.5	13.5

Having achieved satisfactory margins on resale business through improvements in pricing arrangements negotiated with suppliers, and adjustments to retail pricing of these services, AAPT reverted to actively marketing resale services in 2004. This led to increased customers and a 13.5% increase in A$ resale revenue in 2004. Targeting full service customers continues to be an important strategy for AAPT’s Consumer business, and resale revenues in AAPT’s Consumer business grew by a similar percentage in 2005 to 2004. This was partially offset by decreased resale revenues from major corporate customers, resulting in an overall increase in A$ resale revenues for Australian operations of 11.5% in 2005.

Directories

Telecom Directories publishes White Pages® and Yellow Pages® directories in New Zealand. Directories revenue is primarily derived from the sale of advertising in Yellow Pages® directories. Sundry revenue is obtained from fees for enhanced listings in White Pages® directories and online directories.

Telecom has traditionally earned its directories revenues from print products. Telecom believes that there will be a shift within the sector from print to online products and is attempting to position its business to respond to this shift. The timing of the shift, and its impact on Telecom’s revenues, are presently uncertain.

	Year ended 30 June
Directories	2005 NZ$m	2004 NZ$m	2003 NZ$m	2005/2004 % change	2004/2003 % change
Directories revenue	230	221	207	4.1	6.8

Growth in directories revenue resulted from both price and volume increases for Yellow Pages® advertising.

Item 5    97

Miscellaneous other revenue

	Year ended 30 June
Miscellaneous other Revenue	2005	2004	2003	2005/2004 % change	2004/2003 % change
New Zealand	92	90	71	2.2	26.8
Australia	52	71	38	(26.8)	86.8

Miscellaneous other revenue	144	161	109	(10.6)	47.7
Australian revenues in local currency
Australia ($Am)	48	56	33	(14.3)	69.7

The growth in New Zealand miscellaneous other revenue in 2004 was the result of $11 million received from the New Zealand Government as a contribution towards the regional broadband expansion programme and growth in customer contributions towards telecommunications systems and facilities set up and miscellaneous customer-related revenues. This growth slowed in 2005. While $20 million of revenue from the regional broadband expansion programme was recognised in 2005 compared to 2004, this was largely offset by lower TSO revenue and miscellaneous revenue in Telecom’s international operations. The regional broadband expansion project is now largely complete and only a small amount of revenue will be recognised from this in 2006, with no further revenue beyond this time. In the absence of any new revenue streams arising, miscellaneous other revenue would be expected to therefore decline in 2006.

The growth in Australian miscellaneous other revenue in 2004 was the result of an increase in value-added services and projects performed for major corporate customers. Such projects did not recur in 2005, resulting in the decline in revenue of A$8 million (14.3%).

Abnormal revenue

Abnormal revenues arise from activities outside Telecom’s normal operations and are of a size and/or infrequent nature that make them not comparable with other periods.

	Year ended 30 June
Abnormal revenue	2005 $m	2004 $m	2003 $m	2005/2004 % change	2004/2003 % change
Abnormal revenue	154	28	—	450.0	NM	[1]

[1]	Not meaningful

Abnormal revenues for 2005 comprise the following five items:

•	a gain of $10 million was realised from the sale of 15 of Telecom’s business-focused retail stores to the Leading Edge Group;

Item 5    98

•	a gain of $9m was realised on the re-purchase of debt prior to its scheduled maturity. Telecom issued $300 million of convertible notes in 2001, which it bought-back in two tranches during 2005. Owing to market movements since the notes were issued, the amount required to buy the notes back was $291 million, resulting in the gain on re-purchase;

•	Telecom recognised $41 million of credit support fees that were due from Southern Cross in March 2005. As part of a refinancing of Southern Cross’ banking facilities in April 2003, Telecom agreed to provide contingent credit support for a portion of the refinanced debt. In return for this, support fees are payable by Southern Cross. Telecom had not previously recognised these fees, owing to uncertainty over their collectibility. However, recent acceleration in bandwidth utilisation has significantly improved the outlook for Southern Cross culminating in US$176 million of new sales being generated. As a result of the cash generated by the additional sales, the support fees are now expected to be received and accordingly, Telecom accrued $41 million ($37 million net of tax) at 31 March 2005 for support fees not previously recognised relating to the period from April 2003 to March 2005.

Cash receipts from the additional sales will be used by Southern Cross to repay debt guaranteed by Telecom. It is also likely that Southern Cross will refinance its remaining debt, removing sponsor support obligations. As a result, Telecom does not expect income from Southern Cross support fees to continue beyond the first quarter of the 2006 financial year;

•	a gain on sale of $8 million was realised from the sale of Telecom’s 0.5% stake in Intelsat Limited for $22 million in March 2005.

•	a gain on sale of $86 million was realised on the sale of Telecom’s 12% stake in Independent Newspapers Limited for $272 million in June 2005.

The abnormal revenues in 2004 resulted from the sale of Telecom’s stake in Sky Network. In October 2003 Telecom sold all its shares in Sky Network to Independent Newspapers. Total consideration received was $221 million, made up of approximately $157 million in cash with the remainder in the form of shares in Independent Newspapers. Telecom recorded a gain of $28 million on this sale, which was not subject to tax.

Group expenses

Total reported expenses in 2004 and 2005 were impacted by abnormal items.

In 2004 impairment write downs were recognised of $110 million in respect of Telecom’s TDMA mobile network and $23 million in respect of AAPT’s LMDS network. A $12 million recovery relating to the proceeds from the sale of the AOL|7 business was also recognised as a credit to abnormal expenses in 2004.

In 2005 a further write down of $24 million was recorded in respect of the TDMA mobile network. Additionally, a one-off charge of $31 million was recorded in relation to inter-carrier accruals and disputes in Telecom’s Australian operations.

Excluding the impact of these items, increased operating expenses were recorded over the three-year period as growth areas of the business, particularly mobile, broadband and solutions drove increased costs. Significant customer acquisition activity in mobile and broadband resulted in accelerating cost of sales growth, while the acquisitions of Gen-i and Computerland also added to Telecom’s cost base.

Item 5    99

A breakdown of group expenses is shown in the table below.

	Year ended 30 June
Group Expenses	2005 $m	2004 $m	2003 $m	2005/2004 % change	2004/2003 % change
Labour	735	594	548	23.7	8.4
Cost of sales	1,664	1,480	1,426	12.4	3.8
Other operating expenses	933	942	909	(1.0)	3.6
Abnormal expenses	59	121	—	(51.2)	NM	[1]

Total operating expenses	3,391	3,137	2,883	8.1	8.8
Depreciation	694	755	754	(8.1)	0.1
Amortisation	74	68	66	8.8	3.0

Total expenses	4,159	3,960	3,703	5.0	6.9

[1]	Not meaningful

An analysis of significant line items within expenses follows.

Labour

Labour expense includes:

•	salary and wages of full-time and part-time employees;

•	the costs of contractors and temporary staff;

•	overtime and shift payments;

•	bonuses and commissions;

•	holiday pay and long service leave;

•	other personnel costs including allowances, benefits and employee welfare costs.

Where permanent and contract staff are engaged in the construction of fixed assets the related labour costs are capitalised as part of the cost of the asset, to be depreciated over its useful life.

The most significant factors driving labour expense are movements in staff and contractor numbers, salary increases to reflect labour market conditions, the extent to which staff are engaged in capital projects and the extent to which targeted business objectives are achieved (which drives commission and bonus payments).

Item 5    100

	Year ended 30 June
Labour	2005	2004	2003	2005/2004 % change	2004/2003 % change
Labour expense (NZ$m)
New Zealand	546	419	385	30.3	8.8
Australia	189	175	163	8.0	7.4

	735	594	548	23.7	8.4

Australian expenses in local currency

Australia (A$m)	174	153	146	13.7	4.8

Personnel numbers

New Zealand	6,502	5,051	5,065	28.7	(0.3)

Australia	2,058	1,577	1,689	30.5	(6.6)

Total Group personnel numbers	8,560	6,628	6,754	29.1	(1.9)

Labour expense for New Zealand operations increased by $127 million (30.3%) in 2005. Of this increase, $90 million resulted from the acquisition of Gen-i and Computerland. Excluding this, the increase in labour expense for 2005 was 8.8%, the same as the previous year. The increase resulted from growth in staff numbers owing to additional resources in key customer service areas, as well as sales and IT staff.

Growth in 2004 New Zealand labour expense was a result of salary increases in line with the Consumer Price Index, increased personnel accruals, increased temporary and permanent labour resources focused on key customer-related areas, increased investment in the solutions business in New Zealand and reduced capitalisation of labour. These increases were partly offset by a decline in costs in New Zealand as a result of the outsourcing contracts with Lucent and Alcatel relating to network management and development. This saw a number of staff transferring from Telecom to Lucent and Alcatel, which offset the staff increases in other areas leading to the overall reduction in staff numbers. The costs associated with the outsourcing are reflected in Direct Costs, which is a component of Other Operating Expenses.

Growth in 2005 labour expense for Australian operations resulted from increased staff numbers, mainly in support functions including contact centres, telesales centres, managed services and provisioning and IT staff engaged in operational improvements. Growth in 2004 labour expense for Australian Operations reflected increased use of short-term contractors and reduced capitalisation of labour.

Cost of sales

Cost of sales are those costs that vary directly in proportion to revenue.

Item 5    101

In New Zealand the main components of cost of sales are:

•	mobile acquisitions, upgrades and dealer commissions;

•	the interconnection costs paid to terminate traffic on other carriers’ fixed line and mobile networks;

•	the cost of services provided by other international carriers for international calls originating in New Zealand;

•	the cost of equipment sold to customers.

Given the lesser amount of infrastructure owned by AAPT, it is more heavily reliant on services purchased from other carriers, particularly local access. The cost of sales of Australian operations is therefore considerably greater in proportion to revenue compared to New Zealand operations.

	Year ended 30 June
Cost of Sales	2005	2004	2003	2005/2004 % change	2004/2003 % change
Cost of sales expense (NZ$)
New Zealand	915	660	586	38.6	12.6
Australia	749	820	840	(8.7)	(2.4)

	1,664	1,480	1,426	12.4	3.8
Australian expenses in local currency
Australia (A$m)	687	721	744	(4.7)	(3.1)

Cost of sales for New Zealand operations increased by $255 million in 2005 compared to 2004. Of this increase $125 million was the result of the acquisition of Gen-i and Computerland. Excluding this, cost of sales increased by $130 million (19.7%). This represents acceleration in growth in cost of sales from 2004. The major factor in the growth in cost of sales across the three-year period was significant increases in mobile acquisitions, upgrades and dealer commissions driven by growth in handset sales as Telecom more actively sought to grow its customer base.

This trend is expected to continue in the near term as customer migration and acquisition strategies and delivering new products across 1XRTT and EVDO will continue to increase costs over the next one to two years. The potential entry of a third mobile provider could also further increase the costs of customer acquisition, as a new entrant would be expected to pursue aggressive acquisition strategies initially as it attempts to build scale in its customer base.

There was also significant growth in mobile interconnection costs as a result of significant growth in text messaging volumes. As noted in the discussion of National Calling revenue, the Commerce Commission has recently issued a final report in which it recommended regulating the mobile termination rates relating to calls from fixed lines (excluding termination on 3G networks). Telecom considers that the Commission’s final report intended to regulate Telecom’s existing 3G voice network but not new or non-Telecom 3G networks. The Minister of Communications has sent the report back to the Commerce Commission for reconsideration.

Item 5    102

If regulation does proceed it is likely that the cost to Telecom of interconnecting with other mobile operators would fall significantly (as would mobile interconnection revenue). Telecom is currently a net payer of mobile interconnection (i.e. mobile interconnection cost of sales exceeds mobile interconnection revenue, as Telecom sends more traffic to other carriers than it receives in return).

Costs associated with the growth in broadband connections have also impacted cost of sales. While Telecom is approaching the target that it set for itself of 250,000 residential broadband connections by 31 December 2005, it does not currently anticipate any immediate reduction in connection activity even when this target is reached.

In Australia cost of sales has decreased across the three-year period due to:

•	improved per minute rates negotiated with suppliers;

•	a decrease in certain revenue lines, particularly mobile;

•	an increasing proportion of traffic using AAPT’s own infrastructure.

Other Operating Expenses

Other operating expenses include:

•	direct costs, which consist of direct contractor costs, international cable maintenance and restoration, support contracts and other direct costs;

•	computer costs;

•	advertising, promotion and communications;

•	accommodation costs;

•	other costs, including bad debts, consultants, office expenses, insurance, legal and other general costs.

	Year ended 30 June
Other Operating Expenses	2005 $m	2004 $m	2003 $m	2005/2004 % change	2004/2003 % change
Other operating expenses
New Zealand	719	697	684	3.2	1.9
Australia	214	245	225	(12.7)	8.9

	933	942	909	(1.0)	3.6
Australian expenses in local currency

Australia	200	214	199	(6.5)	7.5

The majority of the increase in other operating expenses for New Zealand operations was the result of the acquisition of Gen-i and Computerland, which contributed an additional $17 million to other operating expenses in 2005. Excluding this, 2005 other operating expenses increased 0.7%, consistent with the small increase in 2004.

Direct costs increased as a result of higher support contracts costs following the outsourcing of support and development of parts of Telecom’s network to Alcatel

Item 5    103

and Lucent in 2004. Costs associated with these outsourcing arrangements are not expected to decline in the foreseeable future. The drive towards Telecom’s targeted broadband growth is also creating additional other operating expenses in the form of increased advertising and promotions and provisioning costs. Offsetting this, Telecom rationalised its network maintenance and provisioning contracts in 2003 and 2004 from which it is generating savings. Lower costs have also been achieved in Telecom’s corporate centre.

In Australia other operating expenses increased in 2004 compared to 2003 as a result of outsourcing arrangements with EDS and Alcatel, and costs relating to project work in the Australian Business segment. This project work did not recur in 2005, which was a significant factor in the decrease in other operating expenses. Another significant contributing factor was a reduction in dealer commissions owing to the move away from selling mobile as a standalone product.

Abnormal expenses

Abnormal expenses arise from activities outside Telecom’s normal operations and are of a size and/or infrequent nature that make them not comparable with other periods.

	Year ended 30 June
Abnormal expenses	2005 $m	2004 $m	2003 $m	2004/2003 % change	2003/2002 % change
Abnormal expenses	59	121	—	(51.2)	NM	[1]

[1]	Not meaningful

Abnormal expenses for 2005 comprise the following three items:

•	an impairment write down of $24 million ($16 million net of tax) was recognised at 30 June 2005 in respect of Telecom’s TDMA mobile network. The TDMA network had already been written down by $110 million in 2004 (see below). A further charge was recorded in 2005 to write the carrying value of the network down to zero to reflect the fact that the present value of expected future net cash flows to be generated from the network had fallen to zero at 30 June 2005.

•	a charge of $31 million ($21 million net of tax) was recognised by AAPT following an extensive reassessment of accruals and provisions in the inter-carrier area. The charge is a one-off adjustment required to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable. These accruals and disputes relate to prior periods.

•	A restructuring charge of $4 million.

Abnormal	expenses for 2004 comprise the following three items:

•	an impairment write down of $110 million ($74 million net of tax) was recognised at 30 June 2004 in respect of Telecom’s TDMA mobile network. Since the launch of Telecom’s CDMA network, which offers greater functionality and high-speed data capability, there has been a significant

Item 5    104

net migration of the customer base from TDMA to CDMA. Owing to the decline in the TDMA customer base, particularly the higher value post-paid base, the present value of the net cash flows that the TDMA network was expected to generate no longer supported its carrying value, therefore the network was written down to its assessed value as at 30 June 2004.

•	an impairment write down of $23 million ($16 million net of tax) for the Australian LMDS network was recognised at 30 June 2004. The LMDS wireless access network is operated in metropolitan areas in major Australian cities. Usage of this network has not grown to originally forecast levels owing to the use of alternative access technologies. The forecast cash flows expected to be generated by this network did not support its carrying value and accordingly it was written down to its assessed value.

•	in 2004 an agreement was reached with the other shareholders of AOL|7 to sell the AOL|7 business. Telecom received $12 million as its share of the proceeds from sale. This amount was credited to abnormal expenses as a partial recovery of shareholder loans that had been fully written down in 2002 as part of a write down of goodwill and other AAPT assets.

Depreciation

Depreciation represents a significant component of Telecom’s total expenses, given the major investment in property, plant and equipment required to support its operations.

In New Zealand the fixed line asset base has slowly been declining in recent years with depreciation expense exceeding capital expenditure. This reflects the fact that advances in technology are reducing the cost of building network infrastructure. This declining asset base reduces depreciation expense, though this impact is partly offset by an increasing proportion of IT assets in the asset base that are depreciated over a shorter useful life than other assets.

As a result of a significant migration of the customer base from the TDMA mobile network to the CDMA network, the cash flows generated by the TDMA network began to decline significantly. In 2004 Telecom recognised an impairment charge of $110 million to write down the value of its TDMA network to its then assessed recoverable amount. This write down lowered 2005 depreciation expense. A further impairment write down of $24 million was recorded in 2005 to write the carrying value of the network down to zero. This write down will further reduce depreciation expense over the next two financial years, the period over which the amounts written down would otherwise have been depreciated.

Offsetting this capital expenditure is increasing and in 2005 capital expenditure for New Zealand operations exceeded the depreciation charge. A similar trend is forecast for 2006. If this continues to be the case, the depreciation expense for New Zealand operations will begin to increase in future.

The Australian asset base grew substantially up until 2002 as AAPT and TCNZA built out network capability. Capital expenditure for Australian operations in 2003, 2004 and 2005 was considerably lower than that recorded in 2002 and prior and was significantly lower than the depreciation expense in each of these periods. If capital expenditure remains at similar levels to that recorded in the three-year period, growth in Australian depreciation expense would be expected to decrease.

Item 5    105

In addition, in 2004 AAPT recognised an impairment write down of $23 million on its LMDS access network. The reduction in the LMDS asset value will also reduce future depreciation charges.

	Year ended 30 June
Depreciation	2005	2004	2003	2005/2004 % change	2004/2003 % change
Depreciation expense (NZ$m)
New Zealand	538	589	604	(8.7)	(2.5)
Australia	156	166	150	(6.0)	10.7

	694	755	754	(8.1)	0.1
Australian expense in local currency
Australia (A$m)	143	146	134	(2.1)	9.0

New Zealand depreciation expense declined 2.5% in 2004 compared to 2003 in line with a declining asset base, as assets become fully depreciated. As a result of the TDMA write-down, this decline accelerated in 2005 with depreciation expense 8.7% lower in 2005 than 2004.

The A$ Australian depreciation expense decreased by 2.1% in 2005 as a result of the impairment write down of LMDS assets and the lower levels of capex across the three-year period. This reversed the trend from 2004, where depreciation expense increased by 9.0% as a result of significant capital investment in network capability in prior years.

Amortisation

Amortisation expense reflects the amortisation of goodwill, as well as a minor amount of amortisation of other intangible assets (primarily spectrum licences).

The vast majority of Telecom’s goodwill arose on the acquisition of AAPT, first via the acquisition of a controlling interest in the year ended 30 June 2000, which was then added to as a result of the acquisition of the remaining minority interest in the year ended 30 June 2001. Total goodwill of approximately $1.8 billion was recognised as a result of the acquisition of AAPT. This goodwill is being amortised over a 20-year period. In 2002 a review of the carrying value of AAPT determined that the fair value of this entity had fallen below its carrying value, necessitating an impairment charge to be recognised to reduce the carrying value to the recoverable amount. As part of this charge AAPT goodwill was written down by $593 million.

Additional goodwill of $72 million arose on the acquisition of Gen-i and Computerland in 2005.

Upon adoption of IFRS in the financial year ending 30 June 2006, goodwill will cease to be amortised and will instead be subject to an annual impairment test. Other intangible assets will continue to be amortised over their expected economic lives.

Item 5    106

	Year ended 30 June
Amortisation	2005 NZ$m	2004 NZ$m	2003 NZ$m	2005/2004 % change	2004/2003 % change
Amortisation expense

Goodwill	70	65	66	7.7	(1.5)
Other intangible assets	4	3	—	33.3	NM	[1]

	74	68	66	8.9	3.0

[1]	Not meaningful

The increase in goodwill amortisation in 2005 reflected the commencement of amortisation of Gen-i and Computerland goodwill. This goodwill was being amortised over a 10-year period.

Interest

	Year ended 30 June
Interest	2005 NZ$m	2004 NZ$m	2003 NZ$m	2005/2004 % change	2004/2003 % change
Gross interest expense	328	367	412	(10.6)	(10.9)
Less interest capitalised	(8)	(6)	(5)	33.3	20.0

Interest expense	320	361	407	(11.4)	(11.3)
Less interest income	(31)	(27)	(14)	14.8	92.9

Net interest	289	334	393	(13.5)	(15.0)

Net debt	3,520	3,756	4,694	(6.3)	(20.0)

The most significant factor in determining Telecom’s net interest expense over the three-year period has been the level of Telecom’s net debt (defined as short and long-term debt less cash and short-term investments).

During the period from November 1999, when Telecom acquired a controlling interest in AAPT, through to June 2002, it had recorded significant cash outflows for investing activities as a result of the purchase of AAPT, the purchase of other investments (including its stakes in Sky Network, Independent Newspapers and Hutchison 3G Australia) and historically high levels of capital expenditure. This was primarily funded through increased borrowings.

Since June 2002 Telecom has recorded strong operating cash flows, reduced capital expenditure and significantly lowered cash outflows for the purchase of long-term investments. This has enabled it to make significant reductions in net debt, with a $1,780 million reduction in net debt occurring between 30 June 2002 and 30 June 2005.

The flow on effect of this has been a reduction in gross interest expense as a result of the repayment of debt, and in 2004 and 2005 an increase in interest income as a result of surplus operating cash flows being used to acquire short-term investments in anticipation of future term debt maturities.

Item 5    107

The rate of reduction in net debt is expected to decrease as a result of a change in dividend policy implemented in 2004, which has seen larger dividends paid out following an increase in the targeted dividend pay-out ratio set by Telecom’s Board. Dividend distributions will increase further with the announcement of a special dividend following the 2005 year end and, subject to no material adverse changes, further special dividends in 2006. These increased distributions are expected to lead to a stabilisation in net debt levels and hence interest expense in future periods.

Tax

	Year ended 30 June
Tax	2005	2004	2003	2005/2004 % change	2004/2003 % change
Tax expense (NZ$m)	392	337	391	16.3	(13.8)

Effective tax rate (%)	29.9	30.8	35.4	(2.9)	(13.0)
Effective tax rate excluding the tax effect of abnormal items and tax settlements (%)	33.5	34.5	35.4	(2.9)	(2.5)

Variations in reported tax expense for the three-year period are the result of abnormal items and other significant items impacting tax expense, coupled with changes in underlying profit before tax.

Significant items impacting tax expense in 2005 were the gains on sale of Independent Newspapers, Intelsat and the retail stores, as well as the buy-back of the convertible notes, not being subject to tax. The foreign sourced Southern Cross support fees were also subject to a significantly lower rate of tax than New Zealand sourced income.

Significant items impacting tax expense in 2004 were the gain on sale of Sky Network and the recovery from AOL|7 not being subject to tax. In addition, the New Zealand Inland Revenue Department had previously issued amended income tax assessments to Telecom in respect of a transaction for the income years 1993 – 1999. Telecom disputed the assessments, but provided for the disputed tax. In 2004 Telecom reached a settlement with the Inland Revenue Department, which resulted in a credit to tax expense of $29 million.

Excluding these items the effective tax rate has decreased slightly across the three-year period, though tax expense, excluding the above significant items, has largely varied in proportion to earnings before tax. The effective tax rate excluding these significant items was higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively, owing to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes.

Item 5    108

Segmental results of operations

Telecom operates an integrated business in New Zealand and a separate integrated business in Australia.

Within its New Zealand business, marketing units are organised along products and services lines. Within its Australian business, marketing units are organised based on customer segments.

Telecom had four reportable business segments at 30 June 2005:

•	NZ Wired;

•	NZ Wireless;

•	International;

•	Australian Operations.

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance owing primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom management monitors business unit performance based on segment earnings, which is defined as earnings from operations before interest and taxation. This is not the same as earnings before income tax in the Financial Statements, as interest is not allocated to individual segments.

A breakdown of segment revenues and earnings for the three-year period follows, as well as a discussion of the material factors affecting these results. This discussion should be read in conjunction with the analysis of the results of the Consolidated Results of Operations which generally analyses the results of the New Zealand and Australian operations separately.

Item 5    109

	Year ended 30 June
	2005 NZ$m	2004 NZ$m	2003 NZ$m	2005/2004 % change	2004/2003 % change
Revenue from external customers
NZ Wired	3,297	3,018	2,937	9.2	2.8
NZ Wireless	807	688	617	17.3	11.5
International	139	157	203	(11.5)	(22.7)
Australian Operations	1,362	1,487	1,437	(8.4)	3.5

Total operating segments	5,605	5,350	5,194	4.8	3.0

Corporate and other	154	38	5	305.3	660.0

Total Group Revenue	5,759	5,388	5,199	6.9	3.6

Segment earnings (earnings before interest and tax)
NZ Wired	1,443	1,478	1,453	(2.4)	1.7
NZ Wireless	149	19	116	684.2	(83.6)
International	42	46	46	(8.7)	—
Australian Operations	(30)	21	17	(242.9)	23.5

Total operating segments	1,604	1,553	1,632	3.3	(4.8)
Corporate and other	(4)	(125)	(136)	(96.8)	(8.1)
Interest income	31	27	14	14.8	92.9

Interest expense	(320)	(361)	(407)	(11.4)	(11.3)

Group earnings before income tax	1,311	1,094	1,103	19.8	(0.8)

NZ Wired

NZ Wired provides fixed line and value-added services for voice and data communications, internet access and online services, IT and communications solutions and directories publishing within New Zealand.

Operating revenues increased by 9.2% in 2005, principally as a result of growth in solutions revenues following the acquisition of Gen-i and Computerland. Data revenues also increased mainly owing to broadband growth while calling declined. Growth across most revenue categories, partly offset by lower calling revenue as a result of competition and substitution, saw revenues increase 2.8% in 2004. Most significant areas of growth were data, reflecting growth in broadband revenues, internet reflecting customer growth and the take-up of higher value services, interconnection, and solutions as Telecom expanded its capabilities in the solutions business.

Segment earnings decreased by 2.4% in 2005 as the increased cost of sales from expansion of the broadband customer base and costs associated with growing the solutions business and investing in customer service capability outstripped revenue growth. While most cost categories also increased in 2004, growth in cost of sales was lower in 2004 as the push for broadband customer acquisition was yet to begin in earnest. This was reflected in growth in earnings of 1.7% in 2004.

Item 5    110

NZ Wireless

NZ Wireless provides wireless voice and data services in New Zealand.

NZ Wireless’ operating revenue grew 17.3% in 2005, following growth of 11.5% in 2004. Growth principally reflects growth in data and other mobile revenues, driven by increased text messaging volumes, an increasing proportion of the customer base on the CDMA network, and increased connections and higher handset sales revenue.

2004 segment earnings were impacted by the $110 million charge recognised to write down the value of the TDMA mobile network. Had this charge not been incurred, 2004 segment earnings for NZ Wireless would have increased by 11.2%, resulting from the growth in revenue partially offset by increased costs. Increased costs resulted from higher cost of sales, partly mitigated by lower depreciation expense owing to a declining asset base and accelerated depreciation on a redundant wireless data platform in 2003.

2005 segment earnings were impacted by the further $24 million charge to write down the TDMA network. Despite this charge segment earnings still grew strongly reflecting revenue growth and a reduction in depreciation expense as a result of the $110 million write down of the TDMA network in the prior year.

International

This segment consists of the operations of Telecom New Zealand International, a provider of international telecommunications via a direct network to 60 international carriers and a further 200 bilateral relationships worldwide.

International revenue across the three-year period reduced owing to the negotiation of lower rates in 2004 for the reciprocal transfer of minutes with other carriers, decreasing price per minute for transit calls and a strengthening of the New Zealand dollar against the US dollar (the currency in which the majority of International’s revenue is derived). These factors saw International’s revenues decline 11.5% in 2005 following a 22.7% decrease in 2004.

Despite the decrease in revenues segment earnings were stable in 2004 owing to lower expenses offsetting the reduction in revenue. Expenses were lower as the reduced rates for reciprocal transfer of minutes and the strengthening New Zealand dollar resulted in lower cost of sales (offsetting the impact on revenue). While total expenses also decreased in 2005, mainly as a result of the strengthening New Zealand dollar, this decrease was outstripped by the decline in revenue, resulting in segment earnings that were 8.7% lower than in 2004.

Australian Operations

The Australian Operations segment includes the full range of fixed and mobile telecommunications services provided to residential; small, medium and large business; corporate; government and wholesale customers by AAPT. Also included are the telecommunications services provided by TCNZA to corporate customers.

Item 5    111

Reported New Zealand dollar results for Australian Operations are affected by movements in the Australian dollar/New Zealand dollar exchange rate. The average exchange rate for 2005 was 5.0% higher than the average exchange rate for 2004, which resulted in an equivalent decrease in reported New Zealand dollar revenues, expenses and earnings for Telecom’s Australian operations. The average exchange rate for 2004 was 1.1% lower than the average exchange rate for 2003, resulting in an equivalent increase in revenues, expenses and earnings.

Operating revenue declined 8.4% in 2005, with decreases in all revenue lines except resale, which increased in line with the growth in full service customer numbers. Part of the decrease in revenue reflected the impact of the appreciation of the New Zealand dollar against the Australian dollar on reported New Zealand dollar revenues. In underlying Australian dollar terms revenues declined 3.8%. The decrease was primarily the result of a significant decrease in mobile revenues, resulting from the decision to cease selling mobile as a stand-alone product and the transfer of part of the pre paid base back to Vodafone, and smaller decreases across several other revenue lines reflecting price pressure, particularly in the business and corporate market.

Operating revenue grew 3.5% in 2004 principally reflecting higher resale and data and internet revenue, offset by a reduction in mobile revenue. Resale revenue growth was driven by the growth in the customer base. Growth in the customer base was also a factor in the growth in data and internet revenue, as well as growth in the number of customers taking bundles of products.

2005 segment earnings were impacted by an abnormal charge of $31 million to revise cost of sales assumptions and adjust the carrying value of disputed receivables. 2004 segment earnings were impacted by an abnormal charge of $23 million to write down the value of AAPT’s LMDS access and a gain of $12 million representing the partial recovery on a loan to AOL|7 that was fully written down in 2002.

Excluding these abnormal items earnings for Australian Operations would have been $1 million for 2005 compared to $32 million in 2004. The significant decrease in earnings reflected competitive pressure in the Australian market, the favourable resolution of various negotiations with suppliers in 2004 that reduced 2004 cost of sales, and the impact of investment in sales and service capability.

Growth in earnings for Australian Operations in 2004 was the result of growth in revenue and improved margins reflecting negotiation of improved supply arrangements with major suppliers.

Supplementary information

Telecom evaluates its financial performance using the additional financial measure Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA).

EBITDA is a non-GAAP measure as it is not presented in accordance with either NZ GAAP or US GAAP. This measure is not uniformly defined nor utilised by all companies in our industry. Accordingly, this measure may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, nor considered a substitute for measures reported in accordance with GAAP. EBITDA should not be considered as a substitute for net earnings in evaluating Telecom’s operating performance, nor as a substitute for net cash flow from operating activities in evaluating Telecom’s liquidity.

Item 5    112

Telecom believes that EBITDA is a relevant and useful financial measure that management uses to evaluate the operating profitability of the company and its segments. EBITDA excludes depreciation and amortisation expense in order to eliminate the impact of generally long-term capital investments that cannot be significantly influenced by management on a short-term basis. Likewise interest expense and tax expense generally cannot be significantly influenced by management on a short-term basis. EBITDA is also useful to investors as it is a widely recognised key measure of operating performance amongst analysts and other members of the investment community.

The calculation of EBITDA is set out in the table below.

	Year ended 30 June			2005/2004 % change	2004/2003 % change
	2005 NZ$m	2004 NZ$m	2003 NZ$m
Net earnings	916	754	709	21.5	6.3

Add back:
Minority interest	3	3	3	—	—
Income tax expense	392	337	391	16.3	(13.8)
Interest expense	320	361	407	(11.4)	(11.3)
Interest income	(31)	(27)	(14)	14.8	92.9
Amortisation	74	68	66	8.8	3.0
Depreciation	694	755	754	(8.1)	0.1

EBITDA	2,368	2,251	2,316	5.2	(2.8)

Growth in EBITDA of 5.2% in 2005 largely reflected the positive impact of abnormal revenues, most notably the gain on the sale of INL and the accrual of Southern Cross credit support fees. If these abnormal revenues were excluded, EBITDA would have decreased by 3.0% in 2005 reflecting the impact of increased costs in the wired segment from growth in broadband and IT services capabilities, the wireless segment from cost of sales associated with growth in the customer base and in Australian Operations.

EBITDA decreased by 2.8% in 2004 due to the impact of abnormal expenses, most significantly the write-down of the TDMA network. Had abnormal expenses been excluded, EBITDA would have increased by 1.2% due to growth in the Wired business, off the back of growth in data, internet, solutions and local service revenue, in International, and in Australian Operations reflecting successful cost of sales reduction initiatives.

Liquidity and capital resources

Overview

Telecom’s principal sources of liquidity are:

•	operating cash flows; and

•	external borrowing from established debt programmes and bank facilities.

The debt-funded acquisition of AAPT in 1999-2000 and subsequent acquisition of remaining minorities in 2000-2001 caused a fundamental shift in Telecom’s

Item 5    113

balance sheet, significantly increasing gearing. The period immediately following this acquisition was characterised by high levels of capital expenditure and several strategic investments in other entities, including minority stakes in Sky Network, Independent Newspapers and Hutchison 3G Australia. These investments saw debt levels peak at $5.6 billion in March 2001.

Following this period of investment and increasing debt, Telecom embarked on a period of focused de-leveraging. Sustained periods of strong operating cash flows coupled with tightly controlled capital expenditure and investment and a lower dividend pay-out than historic levels, resulted in a significant decrease in debt, with net debt falling to $3,520 million at 30 June 2005, a decrease of $1,780 million from net debt as at 30 June 2002.

With operating cash flows remaining strong, this has enabled Telecom to increase the amount of cash returned to shareholders, initially by way of an increased dividend pay-out ratio in 2005, and more recently by way of the announcement of additional special dividends.

The increase in distributions is expected to result in the previous trend of debt reduction ceasing, and debt remaining at stable levels going forward. The current focus of managing Telecom’s debt is therefore ensuring that a satisfactory maturity profile is maintained. Recent debt issues carried out by Telecom have been over longer terms than debt previously issued in order to reduce refinancing risk.

Future funding needs will be driven by future capital expenditure requirements and investment needs.

Cash flows

The following table sets out information regarding Telecom’s cash flows and liquidity during the three-year period:

	Year ended 30 June			2005/2004 % change	2004/2003 % change
	2005 $m	2004 $m	2003 $m
Net cash provided by/(used in)
Operating activities	1,703	1,681	1,566	1.3	7.3
Investing activities	(583)	(617)	(540)	(5.5)	14.3
Financing activities	(1,123)	(946)	(988)	18.7	(4.3)

Net (decrease)/increase in cash	(3)	118	38	(102.5)	210.5

Net cash provided by operating activities

As stated above the primary source of liquidity is cash generated from Telecom’s operations. Net cash from operating activities include interest received and paid, income tax paid and dividends received.

Net cash flows from operating activities have increased across the three-year period. The increase of 1.3% recorded in 2005 was achieved despite growth in expenses outstripping growth in revenues. This reflected positive management of working capital. Declining interest payments, in line with the continued reduction in debt levels, also contributed positively to operating cash flow growth.

Item 5    114

A 7.3% increase in operating cash flows in 2004 reflected increased cash received from customers in line with growth in revenue, decreased cash payments to suppliers and employees owing to an increase in accounts payable, and lower interest payments again resulting from reducing debt levels, partly offset by increased tax paid owing to increased taxable earnings.

During the three-year period Telecom’s Australian operations have generated operating cash flows that have consistently exceeded Australian capital expenditure, meaning that Telecom’s Australian operations have been self-funding during the three-year period.

Net cash used in investing activities, including capital expenditure

The net cash outflow for investing activities in 2005 was $583 million, down from $617 million in 2004. This decrease was, however, the result of the sale of short-term investments in 2005, compared to the purchase of short-term investments in 2004. Payments for property, plant and equipment increased from $627 million in 2004 to $696 million in 2005. Given that forecast capital expenditure for the year ended 30 June 2006 is higher again than 2005, cash outflows for capital expenditure are expected to increase further in the next 12 months.

Telecom also made cash payments for the purchase of Gen-i and Computerland in 2005 totalling $84 million. While Telecom sold its stake in Independent Newspapers for $272 million during 2005, the cash from the sale was not received until 1 July and so will be included in cash flows from investing activities in the year ended 30 June 2006.

The net cash outflow for investing activities of $617 million in 2004 was an increase of $77 million from 2003. The increased outflow reflects higher capital expenditure payments, lower proceeds from the sale of fixed assets, the purchase of short-term investments in 2004 compared to the sale of short-term investments in 2003, partly offset by movements in cash flows related to long-term investments. In 2004 Telecom received proceeds from the sale of long-term investments comprising $157 million received from the sale of Sky Network and a capital return of $41 million from Independent Newspapers. In 2003 Telecom paid A$150 million as the second and final instalment of its acquisition of the 19.9% investment in Hutchison 3G Australia.

Telecom’s capital expenditures for the three-year period (on an accruals rather than cash basis) are set out below. These have been entirely funded from operating cash flows:

	Year ended 30 June			2005/2004 % change	2004/2003 % change
	2005 $m	2004 $m	2003 $m
New Zealand Fixed Line	426	348	314	22.4	10.8
New Zealand Mobile	89	68	69	30.9	(1.4)
International	35	68	108	(48.5)	(37.0)
Total New Zealand Operations	550	484	491	13.6	(1.4)
Australian Operations	118	101	83	16.8	21.7
Corporate and Other	35	23	26	52.2	(11.5)

Total Telecom Group	703	608	600	15.6	1.3

Item 5    115

Total capital expenditure of $703 million in 2005 was $95 million higher than 2004. The increase occurred principally in Telecom’s New Zealand operations. The demand for broadband services was a significant driver of this increase, being responsible for a significant portion of growth of $41 million in expenditure to meet demand for and extend coverage of existing products and services. Other significant factors in the increase were the purchase of data centre equipment that had previously been leased, and the upgrade of the Xtra email platform.

The increase in mobile capital expenditure of $21 million included the build-out of the EVDO mobile network. This was, however, more than offset by a $33 million reduction in International capital expenditure resulting from lower purchases of Southern Cross capacity. Telecom currently has no further commitments to acquire Southern Cross capacity.

Total capital expenditure in 2004 was stable compared to 2003. Within New Zealand operations, decreased purchases of Southern Cross capacity were offset by increased capital expenditure on new network and IS capability in the fixed line business.

Telecom currently expects total capital expenditure of approximately $750 million in respect of the year ended 30 June 2006. Of this amount approximately $470 million relates to New Zealand fixed line, $90 million to New Zealand Mobile, $15 million to International, (total New Zealand operations $575 million), $140 million to Australian Operations and $35 million to Corporate and Other. It is expected that these will be financed from operating cash flows. There may be upward pressure of up to $25 million on total capital expenditure depending on the levels of growth in broadband and other services and capital expenditure associated with new contracted revenue, primarily in the IT services business.

Management believes Telecom’s net cash flows to be generated from operations and its existing available borrowings will be sufficient to fund Telecom’s expected capital expenditure, working capital and investment requirements for 2006. Management also considers that Telecom is in a satisfactory position to meet its longer term cash requirements. Telecom has a satisfactory spread of debt maturities, with maturities extending up to 15 years for its longest dated debt issues. Telecom has access to sufficient borrowing capacity to meet its needs and

Item 5    116

in the event that operating cash flows fell to levels that are materially lower than those being generated at present, Telecom could respond by reducing dividend payments and/or capital expenditure.

Net cash flow used in financing activities

Cash flows for financing activities largely reflect borrowing activities and dividend payments to shareholders. Over the three-year period, significant funds have been applied to the repayment of debt. However, as noted previously, with Telecom having achieved its targeted debt reduction, further reductions in term debt are expected to be limited. Instead, increasing amounts of cash will be returned to shareholders by way of dividends. The recently announced special dividends will add to the cash outflows for dividends paid in the year ended 30 June 2006.

The cash outflow for financing activities in 2005 of $1,123 million was 18.7% higher than the cash outflow in 2004. This was the result of a 116.8% increase in dividends paid, up from $346 million in 2004 to $749 million in 2005. $1,051 million of long-term debt was repaid during the year, with the repurchase of $300 million of convertible notes prior to their scheduled maturity and a Euro Medium Term Notes issue of $718 million falling due in April 2005. These debt repayments were partly funded by new borrowings, with a new $390 million 15-year Euro Medium Term Notes issue carried out, and $260 million of short-term debt taken on. The remainder of the repayment was funded from surplus operating cash flows.

The net cash outflow for financing activities in 2004 was $946 million, a decrease of 4.3% compared to 2003. The decrease in financing cash outflows was owing primarily to decreased repayment of debt, partly offset by an increase in the dividend paid reflecting a revised dividend policy. In 2003 $702 million of debt was repaid, comprising repayment of $457 million of short-term debt and a net repayment of $245 million of long-term debt. In 2004 total repayments were $614 million, comprising $54 million of short-term debt and $560 million of long-term debt. Dividends paid in 2004 increased by $60 million or 21.0%.

Balance Sheet

Working capital

Telecom’s current liabilities are typically in excess of its current assets, in common with other international telecommunications companies. It believes that its negative working capital position does not create a liquidity risk because it can delay the timing of Telecom’s discretionary capital expenditure and reduce divided pay-out ratios should cash inflows from its diverse customer base diminish at any point in time. Also, Telecom’s commercial paper programmes, committed standby facility and uncommitted bank lines provide it with additional sources of liquidity should the need arise.

Item 5    117

Telecom defines its working capital as the difference between current assets and current liabilities. Telecom’s working capital position over the three-year period is shown in the table below:

	As at 30 June			2005/2004 % change	2004/2003 % change
	2005 $m	2004 $m	2003 $m
Current assets	1,683	1,506	1,155	11.8	30.4
Current liabilities	(1,877)	(1,734)	(1,529)	8.2	13.4

Deficit in working capital	(194)	(228)	(374)	(14.9)	(39.0)

The deficit in working capital has decreased across the three-year period as the rate of growth of current assets has outstripped the rate of growth in current liabilities. In 2004 this was largely the result of an increase of cash and short-term investments as surplus operating cash flows accumulated. While a portion of the short-term investments was used in 2005 to repay maturing debt, this was more than offset by the receivable of $272 million generated by the sale of Telecom’s stake in Independent Newspapers.

Cash and short-term investments

Telecom’s cash and short-term investment balances are shown in the table below:

	As at 30 June			2005/2004 % change	2004/2003 % change
	2005 $m	2004 $m	2003 $m
Cash	235	238	120	(1.3)	98.3
Short-term investments	81	247	64	(67.2)	285.9

	316	485	184	(34.8)	163.6

Cash represents deposits with financial institutions available on call or with an original maturity of less than three days, less bank overdrafts. Short-term investments are held with financial institutions and have an original maturity of less than six months. Of the total balance at 30 June 2005, 76% was held in New Zealand dollars. The remainder was held by offshore subsidiaries primarily for their own liquidity purposes, with significant balances being maintained in Australian dollars, US dollars and British pounds.

The increase in cash and short-term investments in 2004 resulted from the accumulation of surplus operating cash flows in anticipation of debt maturities occurring in 2005. The majority of the short-term investments balance was utilised to repay maturing debt in 2005. Cash balances remained stable in 2005.

Telecom’s liquidity policy is to maintain unutilised committed facilities and or liquid resources (comprising cash and short-term investments) of 100% of the next 12 months’ funding requirements.

Item 5    118

Debt – General

At 30 June 2005 Telecom had total borrowings amounting to NZ$3,836 million (net of unamortised discount). All of Telecom’s debt is issued on an unsecured basis. The maturity profile of Telecom’s debt is set out in Notes 14 and 15.

Telecom has a number of established debt programmes that offer the ability to access various markets depending on investor demand. The debt programmes include the following:

•	US$2 billion Euro Medium Term Note Programme, under which there was NZ$2,738 million outstanding at 30 June 2005;

•	NZ$500 million Note Facility, under which there was $318 million outstanding at 30 June 2005;

•	an undrawn A$1.5 billion Short-Term Note and Medium-Term Note Programme;

•	an undrawn US$1 billion Euro-Commercial Paper programme;

•	an undrawn NZ$200 million Asian Commercial Paper Programme.

Telecom currently has standby lines totalling US$400 million (approximately NZ$570 million) comprising a US$240 million three year facility (expiring July 2006) and a US$160 million three year facility (expiring August 2007). The committed bank standby facilities include same-day availability of funds amounting to US$128 million. Both facilities are readily available for drawdown by Telecom. The committed bank standby facilities have no material adverse change clauses or rating triggers. At 30 June 2005 no amounts had been drawn under these facilities.

Two of Telecom’s existing Euro Medium Term Notes issues (a GBP200 million issue maturing December 2008 and a US$250 million issue maturing December 2011) have pricing triggers in the event of a rating downgrade. These triggers would require Telecom’s long-term ratings from Standard & Poor’s/Moody’s Investor Services to fall below A-/A3 before increased interest rates would apply. Rating downgrades may also impact the cost and availability of future new borrowings.

In addition, Telecom has access to three committed bank overdraft facilities, two for up to NZ$10 million each and the third for up to A$20 million. The bank overdraft facilities are readily available for drawdown by Telecom. At 30 June 2005 no amounts had been drawn under these facilities.

A number of banks both in New Zealand and Australia provide Telecom with uncommitted bank facilities. These facilities provide Telecom the ability to borrow funds on a short-term basis at the discretion of the particular bank. At 30 June 2005, no amounts had been drawn under these facilities.

Credit Ratings

In June 2005 Telecom’s long-term credit ratings were a Standard & Poor’s rating of A, a Moody’s Investors Services’ rating of A2 and a Fitch Rating of A. All these major ratings agencies have assigned a stable outlook on their respective ratings. Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.

Item 5    119

In determining the appropriate level of dividend pay-out, Telecom’s Board has taken account of, amongst other things, the potential impact on the Company’s credit ratings. The Board is committed to Telecom maintaining an “A” credit rating and the distribution policy is designed to ensure this objective is met. As a guide the Board would expect Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

Future Funding Requirements

Telecom’s future borrowing requirements are dependent on revenue receipts, capital expenditure requirements, distributions to shareholders, taxation payments, servicing and repayment of existing debt and other business requirements as determined from time to time. There is no particular seasonality to borrowing requirements.

Cash requirements and commitments

Set out in the table below are Telecom’s contractual obligations and other commercial commitments as at 30 June 2005.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$m	$m	$m	$m	$m
Short-term debt	318	318	—	—	—
Long-term debt (a)	3,518	545	946	755	1,272
Operating leases	296	56	88	69	83
Capital expenditure	99	99	—	—	—
Operating expenditure commitments	178	178	—	—	—
Total contractual cash obligations	4,409	1,196	1,034	824	1,355

	Amount of commitment expiration by period
Other commercial commitments	Total committed	Less than 1 year	1-3 years	4-5 years	After 5 years
	$m	$m	$m	$m	$m
Guarantees (b)	396	30	85	59	222
Contingent credit support (c)	47	N/A	N/A	N/A	N/A

(a)	Included within long-term debt are $327 million of capital notes that may be redeemed either in cash or by the issuance of Telecom shares at the option of the issuer.
(b)	Guarantees principally consist of cross border lease guarantees in respect of certain telecommunications asset sale and leaseback transactions. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transactions. The amount disclosed above is the maximum exposure under the guarantees, however, Telecom believes that the likelihood of losses in respect of these matters is remote.

Item 5    120

(c)	Telecom has provided contingent credit support for up to US$33 million (at 30 June 2005) as part of a restructure by Southern Cross of its senior debt facility on 30 April 2003 in favour of the senior bank syndicate. This contingent credit support is in relation to the restructured portion of Southern Cross’ indebtedness due to mature in April 2008. The contingent credit support will reduce as further market sales are made by Southern Cross and applied toward the repayment of the senior debt and had decreased to US$12 million at 31 July 2005. The NZ dollar equivalent figures presented in the table above are based on the rate of exchange at 30 June 2005.

Off-Balance Sheet arrangements

Telecom does not have any off-balance sheet arrangements, as such the term is defined for the purposes of Item 5.E of Form 20-F, that have or are reasonably likely to have a current or future effect on Telecom’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, except with respect to Southern Cross, which is discussed below.

Southern Cross

Telecom currently holds a 50% interest in the Southern Cross Network. The other shareholders are affiliates of SingTel Optus Pty Limited (39.99%) and MCI Limited (10.01%). Southern Cross is an independent bandwidth wholesaler established to finance, construct and maintain the cable network, and to market network capacity.

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 30 June 2005 Telecom held Southern Cross capacity with a book value of approximately NZ$348 million.

Telecom has provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from Southern Cross at a book value of NZ$95 million (including accrued interest). Telecom has also provided contingent credit support of up to US$33 million in favour of Southern Cross’ senior bank syndicate.

Telecom’s contingent credit support will continue to reduce as additional market sales are made, or other amounts are applied, by Southern Cross towards the repayment of the portion of Southern Cross’ senior bank debt secured by the contingent credit support. Telecom earns support fees, payable by Southern Cross, commensurate with its level of contingent credit support.

As at 30 June 2005 Southern Cross was capitalised via US$30 million of shareholder equity and had US$120 million of shareholder advances and US$42 million of senior bank debt. Southern Cross also held cash reserves of approximately US$10 million. Southern Cross expects to collect up to US$198 million from scheduled receipts against previously committed capacity sales. There are restrictions on Southern Cross’ ability to make distributions to shareholders while the senior bank debt remains in place.

NZ GAAP

Under NZ GAAP Telecom does not control Southern Cross, therefore, it is not consolidated but treated as an investment in an associate. Telecom made an initial equity investment of US$15 million in Southern Cross, which has since been written down to nil value in accordance with equity accounting rules as a result of dividends paid by Southern Cross in March 2001.

Item 5    121

US GAAP

FIN 46R “Consolidation of Variable Interest Entities” was issued by the Financial Accounting Standards Board in the United States in December 2003 and applied to Telecom’s reconciliation to US GAAP for the first time as at 30 June 2004. FIN 46R defines a VIE as an entity that has insufficient equity to absorb “expected losses” (a probability-based measure of potential negative variances from expected results). FIN 46R requires an enterprise to consolidate a VIE if it holds variable interests, that is, equity, subordinated debt and other subordinated financial support, that would absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s residual returns, or both.

Southern Cross is considered to be a VIE under FIN 46R. By virtue of the fact that Telecom has provided a majority of the contingent credit support (which is considered to be a variable interest) in addition to providing 50% of Southern Cross’ equity and subordinated debt, Telecom is considered to hold variable interests that would absorb greater than 50% of Southern Cross’ expected losses and is, therefore, considered to be the primary beneficiary.

Telecom, therefore, was required to consolidate Southern Cross for US GAAP purposes beginning on 30 June 2004. The impact of consolidation on the Group’s assets and liabilities is set out in Note 28 (p) of the financial statements.

Treasury management policies

Telecom manages its treasury activities through a Board-approved treasury constitution consisting of treasury governance and policy frameworks.

Telecom is exposed to foreign currency fluctuations through borrowing in foreign currencies, making capital and operating expenditure purchases in foreign currencies and operating in the wholesale international telecommunications market, as well as through the impact that foreign currency fluctuations have on reported results of foreign subsidiaries.

Telecom generally funds all or a portion of its significant offshore investments in the currency of the investment. AAPT is partly funded in Australian dollars, while the investment in Southern Cross is funded in US dollars. Other than these borrowings that remain in foreign currencies and are matched against foreign denominated assets, foreign currency borrowings are hedged at inception into New Zealand dollars using cross currency interest rate swaps. Telecom also hedges its foreign currency purchases forecast for the next 12 months and hedges the net balance sheet position of its international operations.

For further details of Telecom’s exposure to foreign currency fluctuations and its related use of derivatives refer “Item 11 - Quantitative and Qualitative Disclosures About Market Risk” and Notes 15 and 17.

Telecom’s long-term debt is generally subject to fixed foreign currency interest rates. In order to eliminate foreign currency exposure and interest rate exposure, at inception, Telecom hedges these borrowings using cross currency interest rate swaps and interest rate swaps that result in Telecom’s debt largely being subject to fixed New Zealand dollar interest rates.

For further details of Telecom’s exposure to interest rate risk and its related use of derivatives refer “Item 11 - Quantitative and Qualitative Disclosure About Market Risk” and Notes 15 and 17.

Item 5    122

Item 6. Directors, Senior Management and Employees

Directors

The business and affairs of Telecom are managed under the direction of the Board. The Board is elected by the shareholders of the Company.

Board composition

As at 26 August 2005 the directors of Telecom (including the Chief Executive Officer) were as follows:

Dr Roderick Deane – Chairman

PhD, B Com (Hons), FACA, FCIS, FNZIM, Honorary LLD

Roderick Deane has had an extensive career in business as a director of New Zealand and Australian companies and earlier in the public sector and central banking. He is currently Chairman of Fletcher Building Limited, ANZ National Bank Limited, Te Papa Tongarewa (the Museum of New Zealand) and the New Zealand Seed Fund. Dr Deane is also a Director of the Australian companies, Australia and New Zealand Banking Group Limited and Woolworths Limited.

Dr Deane is Patron and on the Board of Governance of IHC Inc., Chairman of the City Gallery Wellington Foundation and a Member of the Board of Trustees of MOTU (Economic and Public Policy Research).

In the past Dr Deane has been involved in the executive branch of Government, as Chairman of the State Services Commission, Deputy Governor of the Reserve Bank of New Zealand, and an Alternate Executive Director of the International Monetary Fund. He was also Chief Executive of Electricity Corporation of New Zealand Limited and, until October 1999, Chief Executive Officer and Managing Director of Telecom.

Ms Theresa Gattung – Chief Executive Officer and Managing Director

LLB, BMS (Hons)

Theresa Gattung has extensive experience in “new economy” companies – telecommunications, media and IT, and in banking and finance. She became Chief Executive Officer and Managing Director in October 1999.

She has previously been Telecom Group General Manager Services and before that General Manager, Marketing. Before joining Telecom in 1994, Ms Gattung was Chief Manager – Marketing at Bank of New Zealand Limited, and previously held executive positions with National Mutual and Television New Zealand Limited.

Mr Paul Baines

BCA, MPP, FCA

Paul Baines has a significant background in financial and strategic management and has wide experience as a director of several New Zealand organisations. He is a Director of Fletcher Building Limited, Gough Gough & Hamer Limited, Greenstone Fund Limited, the Reserve Bank of New Zealand, and is a Board

Item 6    123

Member of the New Zealand Institute of Economic Research.

Mr Baines was previously Chief Executive Officer of CS First Boston New Zealand Limited and has also held a number of senior positions in the sharebroking and investment banking firm Jarden & Co.

Mr Wayne Boyd

LLB (Hons)

Wayne Boyd has a significant background in law and merchant banking. Mr Boyd is a Director of Forsyth Barr Group Limited and he is also Chairman of Freightways Limited, Meridian Energy Limited, Vulcan Steel Limited and Auckland International Airport Limited. In addition, Mr Boyd is a Member of the Advisory Board of Fairfax New Zealand Limited.

In the past Mr Boyd was employed by Bancorp Holdings Limited. He was also Chairman of the South Island Interim Development Group which was charged with the establishment of Meridian Energy Limited. Mr Boyd has been involved in community organisations as a Director of Sports and Recreation New Zealand and Chairman of both New Zealand Blood Service Limited and the New Zealand Hockey Federation.

Mr Roderick McGeoch

AM, LLB

Rod McGeoch is Chairman of the Boards of Sky City Entertainment Group Limited, Pacific Healthcare Australia Limited, Frontiers Group (Australasia) Limited and the trans-Tasman Advisory Board of Saatchi & Saatchi Limited. He is also a member of the New South Wales Board of Advice of Aon Risk Services Limited and the RWC 2011 Bid Advisory Committee, and a Trustee of the Sydney Cricket and Sports Ground Trust. In addition, Mr McGeoch is a Director of Ramsay Health Care Limited, LIPA Pharmaceuticals Limited, Frontiers Group (International) Limited and Gullivers Travel Group Limited.

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

Mr Robert McLeod

BCom, LLB, FCA

Robert McLeod is currently Chairman of the New Zealand Business Roundtable, Aotearoa Fisheries Limited and Raukura Moana Fisheries Limited. In the past he has been a Councillor and Member of the Executive Board of the Institute of Chartered Accountants of New Zealand.

Mr McLeod is currently a Director of Sky City Entertainment Group Limited, Tainui Group Holdings Limited, ANZ National Bank Limited, Te Ohu Kai Moana Trustee Limited and Gullivers Travel Group Limited. He is also a Member of the Steering Committee for the 2005 Hui Taumata.

Item 6    124

Mr McLeod has wide business experience, a strong reputation across many areas and a background in taxation and accountancy. Mr McLeod was the immediate past Chairman of Ernst & Young Limited and was previously a partner with Peat Marwick, McLeod Lojkine Associates and Managing Partner of Andersen New Zealand. Mr McLeod has also held a number of governmental advisory positions including being a Commissioner of the Treaty of Waitangi Fisheries Commission, Chairman of the Tax Review 2001 and a Member of the 1990 Taxation Consultative Committee on Capital Gains Tax and the 1994 Ministerial Taskforce on Tertiary Education.

Ms Patsy Reddy

LLM (Hons), F Inst D.

Patsy Reddy has a significant background in legal and commercial roles and has had experience over the past 19 years as a non-executive director of a range of different New Zealand companies. She has also been involved in the governance and administration of numerous arts and community organisations.

Ms Reddy is currently Deputy Chairman of Sky City Entertainment Group Limited, and a non-executive Director of Active Equities Limited and several other unlisted companies. She is also a member of NZX Discipline, the Adam Art Gallery Advisory Board and is a Trustee of the Sky City Community Trust, the New Zealand International Festival of the Arts and the Victoria University of Wellington Art Collection Trust.

Her previous roles include non-executive directorships of NZ Post Limited, Air New Zealand Limited, Warehouse Clothing Limited and Southern Petroleum NL, various senior executive positions at Brierley Investments Limited and Active Equities Limited and as a partner in law firm Rudd Watts and Stone (now Minter Ellison Rudd Watts). She has also been a lecturer in the Law Faculty at Victoria University of Wellington.

Mr Michael Tyler

MA

Michael Tyler has 32 years’ experience in telecommunications, media and electronic commerce. He is Managing Director and Senior Partner of London-based professional services firm Tyler & Company, which provides advisory and analytical services to the telecommunications sector.

Before founding Tyler & Company, Mr Tyler was a Senior Partner and Director at Putnam, Hayes & Bartlett Inc., where he headed the telecommunications consulting business, and before that, he led the United States commercial telecommunications practice as a Partner and Vice-President at Booz, Allen & Hamilton Inc. He is also a former member of the faculty at the Massachusetts Institute of Technology (MIT). Mr Tyler started his telecommunications career at British Telecom.

Ms Reddy, Dr Deane and Mr Baines are each standing for re-election at Telecom’s 2005 Annual Meeting.

Item 6    125

John King and Lindsay Pyne retired from the Board on 30 September 2004. Mr King had been a director of Telecom since April 1992 and Mr Pyne had been a director of Telecom since October 2003.

Director independence

Board independence requirements

The Board Charter requires that a majority of directors be “independent”, as that term is defined in the Board Charter. The look-back period for determining director independence begins as at 1 July 2003.

In order for a director to be considered independent:

•	the director must not serve on the Board for a period which could reasonably be perceived to interfere with the director’s ability to act in the best interests of Telecom; and

•	the Board must affirmatively determine that the director does not have a material relationship with Telecom (other than solely as a consequence of being a director).

The Board Charter specifies that a “material relationship” includes:

•	a direct (including acting as an executive director) or indirect interest or relationship that could reasonably influence or be perceived to influence in a material way, the director’s decisions in relation to Telecom;

•	a situation occurring after 1 July 2003, whereby the director or the director’s immediate family member, in the past three-years (and for the avoidance of doubt, in no case before 1 July 2003):

•	is an employee (or in the case of the family member an executive officer) of Telecom;

•	receives more than NZ$150,000[1] direct compensation during any 12-month period from Telecom or a company within the Telecom Group (other than directors’ fees, committee members’ fees or retirement payments);

•	is a current partner of a firm that is Telecom’s internal or external auditor; is a current employee of such a firm (and in the family member’s case that person participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice); or was, but is no longer, a partner or employee of such a firm and personally worked on Telecom’s audit within that time;

•	is employed as an executive officer by a company which has a remuneration committee on which a Telecom executive officer sits; or

•	is employed by (or in the family member’s case that person is employed as an executive officer of) another company that makes payments to or receives payments from Telecom, that in any

[1]	The New York Stock Exchange Rules specify that a director is not independent if, during any 12-month period, they (or an immediate family member) receive compensation in excess of US$100,000.

Item 6    126

financial year exceed the greater of 2% of that other company’s consolidated revenue or NZ$2million.2

•	a relationship as a principal of a material professional advisor, a material consultant to Telecom or an employee materially associated with the service provided, or employed in an executive capacity by Telecom at any time within the past three-years;

•	a relationship as a material customer or supplier of Telecom (including as a director or officer of the customer or supplier) or a party to a material contract with Telecom;

•	a relationship as a substantial security holder of Telecom or an associated person of that substantial security holder (other than solely as a consequence of being a director of Telecom);

•	a relationship (other than in the capacity as a director of Telecom) with Telecom or a substantial security holder of Telecom or between an associated person of Telecom or the substantial security holder and by virtue of which the director or any associated person of the director has derived or is likely to derive, in Telecom’s current or next financial year, 10% or more of his, her or its annual revenue during such financial year.

The terms used in the definition of “material relationship” are defined in the Board Charter.

When considering whether a relationship is “material” the Board will consider the materiality of the relationship from the perspective of each of Telecom, the director and the person or organisation with which the director is related (e.g. the customer, supplier or advisor).

Where the Board has not set materiality thresholds it will consider relationships on a case-by-case basis and as a general policy would consider a threshold of 5% to be relevant in determining materiality.

At its August 2005 Board Meeting the Board resolved that, based on the director independence criteria contained in its Board Charter and information provided by directors regarding their interests, all directors on the Board at that time, except Rod McGeoch and Theresa Gattung, were independent.

The Board considered that although Roderick Deane has previously been Chief Executive Officer of Telecom, more than five years has elapsed since his resignation and it is appropriate for him to now be regarded as independent.

The Board considers that Rod McGeoch’s role as Chairman of Saatchi & Saatchi’s trans-Tasman Advisory Board could preclude Mr McGeoch from being reasonably perceived as independent. Saatchi & Saatchi supplies services to Telecom on arm’s-length commercial terms and does not derive revenue from Telecom by virtue of Mr McGeoch’s Chairmanship. In addition, decisions relating to the selection of advertising agencies are delegated to the Chief Executive Officer. Further, Mr McGeoch has no involvement in the selection of service providers in this area and has no ability to influence decisions on such matters. However, as Telecom is a material customer of Saatchi & Saatchi, Mr McGeoch may not be perceived as independent. For that reason the Board has determined him not to be independent under the Board Charter.

[2]	The New York Stock Exchange Rules specify that a director is not independent if, in any of the last three financial years, the payments received exceed the greater of 2% of such other company’s consolidated gross revenues or US$1 million.

Item 5    127

Robert McLeod was until 30 September 2004 Chairman of Ernst & Young Limited. The Board does not consider that Mr McLeod’s relationship with Ernst & Young precludes him from being regarded as independent. While Ernst & Young has in the past three-years provided consulting services to Telecom, at no time have the fees for those services exceeded 5% of annual revenue from either a Telecom or Ernst & Young perspective, therefore, Telecom does not consider these fees to be material under the independence test contained in the Board Charter. In addition, Mr McLeod has not been involved in the provision of those services.

Michael Tyler is Managing Director and a Senior Partner of Tyler & Company. During 2001 and 2002 Tyler & Company provided consulting services to Telecom in relation to specific projects. At no time during that period did Mr Tyler have any involvement in the work undertaken by Tyler & Company. The Board does not consider that Mr Tyler’s relationship with Tyler & Company precludes him from being regarded as independent. Tyler & Company provided no consulting services to Telecom during the year ended 30 June 2005. Tyler & Company will not be providing consulting services to Telecom in the future, for so long as Mr Tyler is a Director, owing to Telecom’s independence requirements.

Theresa Gattung is Telecom’s Chief Executive Officer; therefore the Board does not consider her to be independent under the Board Charter.

The Board will review any determination it makes to a director’s independence on becoming aware of any information that indicates the director may have a relevant material relationship with Telecom. For this purpose directors are required to ensure they immediately advise the Board of any new or changed relationships to enable it to consider and determine the materiality of the relationship.

Audit and Risk Management Committee independence requirements

All members of the Audit and Risk Management Committee must be independent, in accordance with the independence criteria contained in the Board Charter and Rule 10A-3 under the US Securities Exchange Act of 1934 (which is restated in the Audit and Risk Management Committee Charter). In accordance with Rule 10A-3 and the Audit and Risk Management Committee Charter, committee members (and their family members and entities to which they are related) must not:

•	accept (directly or indirectly) any compensation, or consulting, advisory or other fees from Telecom (other than those relating to their services as committee and Board members or retirement payments) made under the Telecom Constitution);

•	be an affiliated person of Telecom.

Each member must be financially literate. In addition at least one member of the Audit and Risk Management Committee must be a financial expert, as defined in the Audit and Risk Management Committee Charter and Item 16A of Form 20-F.

As at 26 August 2005 each member of the Audit and Risk Management Committee was an independent, non-executive director of the Board. See below for the current membership of the Audit and Risk Management Committee and “Item 16 – Audit Committee Financial Expert” for details of the financial experts

Item 6    128

who sit on that committee. The industry knowledge and financial experience of members of the Audit and Risk Management Committee is set out above under “Board Composition”.

Board Committees

The current standing committees of the Board are the Audit and Risk Management Committee, the Human Resources and Compensation Committee and the Nominations and Corporate Governance Committee. All committees consist entirely of non-executive directors. The Human Resources and Compensation Committee and the Nominations and Corporate Governance Committee each comprise a majority of independent directors, in accordance with the terms of their governing Charters. The Audit and Risk Management Committee comprises only independent directors, in accordance with the terms of its Charter. All directors are entitled to attend committee meetings. See below for the current membership of these committees.

Audit and Risk Management Committee

The Audit and Risk Management Committee’s role is to assist the Board in its oversight of both the integrity of the financial reporting and the risk management framework. The committee also ensures the independence of the external auditors. The Audit and Risk Management Committee’s responsibilities include:

•	being the formal channel of communication between the Board and senior financial management and external audit, and providing a structured reporting line for internal audit;

•	reviewing the external financial reporting and then recommending, if appropriate, that the Board adopt the external financial reporting;

•	assessing the adequacy of internal controls after consultation with external and internal auditors;

•	reviewing the certifications relating to internal controls required by the jurisdictions in which Telecom is listed;

•	considering and, if appropriate approving, major accounting policy changes;

•	ensuring that policies and processes exist to effectively identify, manage and monitor principal business risks and reviewing Telecom’s risk profile;

•	appointing the external Auditors in accordance with the external audit independence policy, subject to shareholder approval;

•	establishing the external Auditors’ fees, subject to shareholder approval, and terminating the appointment of the external Auditors, as appropriate;

•	ensuring that the lead, engagement and concurring audit partners are rotated every five years;

•	pre-approving all audit and related assurance services (which would include permitted non-audit services, if any) provided by the external Auditors;

•	annually assessing and confirming to the Board the independence of the external Auditors;

•	monitoring and reviewing the performance of internal audit;

•	reviewing the performance of external audit by reviewing the external Auditors’ fees, terms of engagement and external audit work plan;

•	annually reviewing the external Auditors’ report which includes a description of the relationships between Telecom and the external Auditors, material written communications between the external Auditors and management, Telecom’s internal control procedures and critical accounting policies relating to external financial reporting.

Item 6    129

Human Resources and Compensation Committee

The Human Resources and Compensation Committee’s role is to assist the Board in overseeing the management of the human resources activities of Telecom. The Committee’s responsibilities include:

•	reviewing the current remuneration and human resources strategy, structure and policy for Telecom and reviewing remuneration practices to ensure they are consistent with such policies;

•	overseeing Telecom’s recruitment, retention and termination policies and procedures for senior management;

•	making recommendations to the Board with respect to senior executive incentive remuneration plans, share option plans, employee share ownership plans and other employee benefits;

•	overseeing succession planning for senior management and the Chief Executive Officer;

•	reporting to the Board the committee’s recommendations regarding the evaluation of the Chief Executive Officer and the content of the key performance objectives of the Chief Executive Officer;

•	reviewing the Chief Executive Officer’s performance evaluation of direct reports and approving their remuneration and/or any variation to their terms of employment;

•	reviewing and approving the compensation arrangements for the Chief Executive Officer;

•	approving the appointment and termination of the Chief Executive Officer’s direct reports (except for the Chief Financial Officer and Group General Counsel);

•	recommending to the full Board the remuneration of directors.

Nominations and Corporate Governance Committee

The Nominations and Corporate Governance Committee’s role is to identify and recommend to the Board nominations for members of the Board. The Committee also develops and reviews Telecom’s corporate governance principles and makes recommendations to the Board. The Nominations and Corporate Governance Committee’s responsibilities include:

•	making recommendations to the Board on its size and composition;

•	reviewing the criteria for the selection of directors and recommending to the Board appropriate candidates for nomination;

•	overseeing the performance evaluation of the Board and reviewing Board succession planning;

•	developing and amending Telecom’s corporate governance principles and making recommendations to the Board.

Item 6    130

Committee composition and director independence as at 26 August 2005

Director	Independent	Date Appointed to the Board	Audit and Risk Management Committee		Nominations and Corporate Governance Committee		Human Resources and Compensation Committee
Roderick Deane	Yes	October 1992 (appointed Chairman October 1999)	Yes		Yes (Chairman	)	Yes
Theresa Gattung	No	October 1999	—		—		—
Paul Baines	Yes	May 1998	Yes (Chair	)	Yes		—
Wayne Boyd	Yes	July 2004	Yes		Yes		—
Rod McGeoch	No	April 2001	—		Yes		Yes
Robert McLeod	Yes	July 2004	Yes		Yes		—
Patsy Reddy	Yes	December 1997	—		Yes		Yes (Chair	)
Michael Tyler	Yes	June 1999	—		Yes		—

The Board has determined that Dr Deane’s membership of the audit committees of Woolworths Limited, Fletcher Building Limited and ex officio membership of the audit committee of ANZ National Bank Limited does not impair his ability to effectively serve on Telecom’s Audit and Risk Management Committee, for the purposes of section 303A.7 of the New York Stock Exchange Rules.

The New York Stock Exchange has adopted corporate governance standards for companies listed on the New York Stock Exchange. The New York Stock Exchange has granted foreign private issuers, such as Telecom, a “home country” exemption from most of these requirements. Telecom is, however, required to provide a brief description of the significant differences between Telecom’s corporate governance practices and the New York Stock Exchange corporate governance requirements either in Telecom’s annual report sent to shareholders or on Telecom’s website. Telecom provides this description (as detailed in its Section 303A Annual Written Affirmation), and its principal governance documents and details of its governance practices, on its website at: www.telecom.co.nz/ About Telecom/Governance at Telecom/Governance Compliance Checklists.

Executive sessions

The Board has regularly scheduled executive sessions from which management and the Chief Executive Officer absent themselves. The Chairman, Dr Deane, chairs these sessions.

In addition, employees of Telecom who become aware of an accounting, auditing or internal control breach or issue may write an anonymous, confidential memorandum outlining their concerns to the Chair of the Audit and Risk Management Committee.

Item 6    131

Director retirement

The Board may appoint directors to fill casual vacancies that occur or to add additional persons to the Board up to the maximum number (currently 12) prescribed by Telecom’s Constitution.

Under clauses 73.1 and 73.2 of the Constitution and rules 3.3.8 and 3.3.9 of the NZSX Listing Rules, at least one third of directors (or nearest whole number) must retire by rotation. The managing director is exempted from the requirement to stand for re-election, however, the managing director is counted in determining the number of directors that must retire. The directors to retire are those who have been longest in office since they were last elected or deemed elected. Under clause 14.4 of the ASX Listing Rules, a director must not hold office without re-election past the third annual meeting following the director’s appointment or three years, whichever is longer. The directors who are required to retire by rotation are those who have been longest in office. Any director appointed to the Board during the year to fill a casual vacancy is also required to stand for re-election at the annual meeting immediately following their appointment. At least one-half of the Board must be New Zealand citizens (as defined in Telecom’s Constitution).

The directors have no fixed term of office but are subject to the retirement provisions of the Constitution summarised above. In addition the Constitution specifies that directors must retire on reaching the age of 70 years. As a matter of policy the Board has agreed that no director appointed after 1 July 2003 should remain a director for more than six years (or two terms) following their first election (or re-election if initially appointed by way of casual vacancy) by shareholders, unless the Board determines otherwise. Where a director is coming to the end of such a period the Board will consider whether or not the director should be invited to stand for re-election for a further three-year term. In the case of existing directors the policy will be applied from the date of their next re-election after 1 July 2003. Retirement allowances will only be paid to directors appointed prior to 1 May 2004. See “Item 10 – Additional Information -Remuneration”.

Executive officers

None of the executive officers have fixed term contracts.

As at 26 August 2005 the executive officers of Telecom (except the Chief Executive Officer) were as follows:

Mr Marko Bogoievski – Chief Financial Officer

BCA, MBA

Mr Bogoievski joined Telecom in May 2000. He has held a number of senior financial, operational and sales roles with Lion Nathan Limited, Ansett New Zealand Limited, Elders Finance Group Limited and Price Waterhouse. Mr Bogoievski is responsible for overseeing group strategy and has executive responsibility for representing Telecom’s interests as a director on the board of Sky Network Television Limited (the newly merged entity of Independent Newspapers and the entity previously known as Sky Network Television Limited) and on the board of Hutchison 3G Australia Pty Limited. He is a director of Telecom New Zealand Limited and various other Telecom subsidiaries. Mr Bogoievski graduated with a Bachelor of Commerce and Administration from Victoria University (Wellington) and holds a Masters of Business Administration from the Harvard Graduate School of Business.

Item 6    132

Mr Philip King – Group General Manager Corporate Affairs

BCA, CA

Mr King was appointed to the position of Group General Manager Corporate Affairs in December 2002. Corporate Affairs is responsible for issues management, strategy and communications with stakeholders. Prior to this role Mr King was Telecom’s General Manager Finance and before that he was the Telecom Investor Relations Manager. Before joining Telecom Mr King worked for seven years for National Australia Bank Limited. He held a variety of positions mainly within the corporate banking division and worked in New Zealand, the United Kingdom and Australia. He holds a Bachelor of Commerce and Administration degree from Victoria University (Wellington) and is a Chartered Accountant.

Ms Trisha McEwan – Group General Manager Human Resources

BA (Lancaster), PGDipBus

Ms McEwan was appointed Group General Manager Human Resources in February 2002. Human Resources is responsible for recruitment, performance management, remuneration, employment relations, retention and development. Prior to that she was head of the Management and Leadership Assessment Practice at Korn-Ferry International, a Sydney-based firm of international consultants. Ms McEwan has also been Group Human Resources director for Fletcher Challenge Limited. Ms McEwan’s career has spanned the private and public sectors in New Zealand and Australia. Ms McEwan holds a Bachelor of Arts from Lancaster University and a post-graduate diploma in Management Administration from Auckland University.

Mr Simon Moutter – Chief Operating Officer, New Zealand

BSc, ME

Mr Moutter was appointed Chief Operating Officer, New Zealand in February 2002. Mr Moutter is responsible for Telecom’s New Zealand business which includes the New Zealand Wired and New Zealand Wireless Divisions plus the related sales and service channels, and the technical operations and investment functions. He joined Telecom in September 1999 as General Manager, Network Delivery. Mr Moutter is a director of Telecom New Zealand Limited. Before joining Telecom Mr Moutter worked in various senior management positions in New Zealand, including Chief Executive Officer of Powerco Limited, General Manager of New Plymouth Energy, and Station Manager at the New Plymouth Power Station. Mr Moutter has a Masters Degree in Engineering (Electrical) from Canterbury University and a Bachelor of Science (Physics) from Massey University.

Mr Mark Ratcliffe – Chief IT Services Officer

BA

Mr Ratcliffe became Chief Information Officer in November 2000. Mr Ratcliffe is responsible for Telecom’s IT services businesses in New Zealand and Australia, including the provision of technology services to other parts of the Telecom Group. Prior to this appointment, Mr Ratcliffe worked as General Manager Voice and Data at Telecom. Prior to joining Telecom Mr Ratcliffe worked in senior accounting, IT, project management and consulting roles in England and New Zealand. Mr Ratcliffe has a Bachelor of Arts (accounting and commerce) from Huddersfield, England.

Item 6    133

Mr Jon Stretch – Chief Executive AAPT

BSc

Mr Stretch was appointed Chief Executive AAPT Limited in August 2003. Before joining Telecom he was Vice-President AT&T Business, Europe, Middle East and Africa, based in Paris. Prior to that he held several Asia Pacific positions based in Hong Kong, including Vice-President AT&T Business, Asia Pacific and General Manager, IBM Global Network, Asia Pacific. Mr Stretch holds a degree in Science (Computing Science) from the University of Melbourne.

Mr Mark Verbiest – Group General Counsel

LLB

Appointed in November 2000 Mr Verbiest oversees the provision of legal services to Telecom. In addition, he is responsible for Regulatory Strategy and Government Relations, the Company Secretariat, Risk Management, Internal Audit, Telecom Directories Limited and the international operating division of Telecom. Mr Verbiest is a director of Telecom New Zealand Limited, TCNZ Australia Pty Limited and various other Telecom subsidiaries. He is also one of Telecom’s representative directors on Southern Cross Cables Limited. Mr Verbiest has extensive experience in securities, mergers and acquisitions, corporate and commercial, and competition and trade practices law. He gained a law degree from Victoria University and was in private practice as a senior partner of New Zealand law firm Simpson Grierson, focusing on major corporate advisory work, before joining Telecom.

Compensation

Director remuneration

During the year to 30 June 2005 the total remuneration paid to non-executive directors and value of other benefits received by the directors of Telecom were as follows:

Name	Total remuneration[1]	Retirement allowances accrued as at 30 June 2005[2]
Roderick Deane	$403,000	$660,623
Theresa Gattung[3]	$2,905,000	—
Paul Baines	$130,000	$282,593
Wayne Boyd[4]	$138,750	—
John King[5]	$28,750	—
Rod McGeoch[6]	$131,685 Telecom Corporation of New Zealand Limited A$9,364 TCNZ Australia Pty Limited	$144,444
Robert McLeod[4]	$130,030	—
Patsy Reddy	$130,000	$282,593
Lindsay Pyne[5]	$31,250	—
Michael Tyler	$125,000	$227,778

Item 6    134

[1]	The figures shown are gross amounts and exclude GST where applicable. Telecom meets costs incurred by directors which are incidental to the performance of their duties. This includes providing directors with telephone concessions (which can include free telephone line rental, mobile phone, national and international phone calls and online services) and paying the cost of directors’ travel. As these costs are incurred by Telecom to enable directors to perform their duties, no value is attributable to them as a benefit to directors.
[2]	Retirement allowances are accrued based on the number of full years’ service and fees in the highest paid three-years of service as a non-executive director to date. It is the Board’s policy, as confirmed in each director’s appointment letter, that the retirement allowances of all non-executive directors in office at 1 May 2004 be grandfathered and that on the eventual retirement (or death during office) of any such non-executive director a retirement allowance be paid to that director, calculated on the following basis:

•	that there will be no eligibility for a retirement allowance unless the non-executive director has served a minimum of three-years.

•	after a period of three-years service that the following formula be applied in the calculation of a retirement allowance in respect of the retirement of an existing non-executive director: A/9 x B where:

A =	number of years served as a non-executive director, provided that A shall not exceed 9.

B =	sum of fees earned as a non-executive director in the three highest paid years as a non-executive director, the terms of such to be set out in revised letters of appointment.

[3]	Ms Gattung does not receive directors’ fees. The amount shown in the above chart is remuneration actually received by Ms Gattung during the financial year. It does not reflect remuneration earned by her for the period. The Chief Executive Officer’s total remuneration includes a significant performance-based component which is comprised partly of share options valued using the standard Black-Scholes methodology and other accepted option valuation methodologies. For the year to 30 June 2005, the total remuneration of $2,905,000 included share options allocated during the year having a deemed value of $365,000 (independently valued using Black-Scholes and other accepted option valuation methodologies), and the performance incentive payment for the period ending 30 June 2004 which was paid to her during the year. Ms Gattung’s annual performance incentive accounted for 50% of her remuneration and her share options (equity component) accounted for 13% of the amount.

No director other than Ms Gattung currently receives compensation in the form of stock options or restricted shares and do not participate in a bonus or profit sharing plan.

[4]	Mr Boyd and Mr McLeod joined the Board on 1 July 2004 and 26 July 2004 respectively. They were appointed to the Audit & Risk Management Committee with effect from 1 October 2004. They are not entitled to any retirement allowance.
[5]	Mr King and Mr Pyne both retired from the board on 30 September 2004. Mr King received a payment of $310,000 on his retirement. Mr Pyne received no retirement allowance as he had served on the Board for less than three-years.
[6]	Mr McGeoch is paid A$25,000 per annum for additional services provided to Telecom in respect of its Australian business. The accrual for the retirement allowance shown is based on fees paid to him as a director of Telecom and does not include any calculation for fees paid to him for the special services. Mr McGeoch was Chairman of TCNZ Australia Pty Limited until 19 November 2004. He was paid A$40,000 per annum for this role.

Item 6    135

At the 2003 Annual Meeting shareholders approved the aggregate of $1,500,000 per annum as being available to be paid to Telecom’s directors for their services as directors of Telecom (but not for services as Managing Director). Current annual directors’ fees are as follows:

Position	Annual Fees
Chairman	$410,500

Non-executive director (excluding the Chairman)	$112,500 if appointed on or before 1 May 2004 $140,625 if appointed after 1 May 2004

Additional amount paid to each overseas-based (residing outside of New Zealand and Australia) non-executive director	$10,000

The Chair of each of the Audit and Risk Management Committee and Human Resources and Compensation Committee	$25,000

Membership of a Board Committee (excluding the Chairman and those persons who Chair other Telecom Committees)[1]	$10,000

1	No more than one amount for membership of a Board committee will be paid where a Director is a member of more than one committee

The annual base fee for any non-executive director appointed to the Board after 1 May 2004 is 25% above the annual base amount paid to those directors appointed on or before 1 May 2004. The difference compensates directors appointed after this date for the fact that they are not entitled to receive any retirement allowance and must be used by the director to purchase Telecom shares (as described further in “Item 10 – Additional Information - Number of shares required to be held by a director” below).

No director or executive officer has a service contract with any member of the Telecom Group that provides for benefits or remuneration in the event that the service of any such director or executive officer within the Telecom Group is terminated.

All directors have signed letters of appointment with Telecom, which include a description of director duties, obligations and responsibilities, the term of directorship (as described further under the heading “Item 6 – Directors, Senior Management and Employees - Director retirement”), Board meeting procedures, Telecom’s procedures regarding the determination of director independence, Board induction processes, director remuneration, the insurance effected by Telecom for directors, Telecom’s share trading policy and director access to information.

Item 6    136

Chief Executive Officer remuneration

The table below details the nature and amount of each element of emolument earned by Telecom’s Chief Executive Officer, Theresa Gattung, for the year ending 30 June 2005.

	Base salary	Performance Incentive Scheme	Total Cash Remuneration	Performance Option Scheme
Theresa Gattung Chief Executive Officer and Managing Director	$1,100,000	$1,322,500[1]	$2,422,500	$365,000

¹	This figure details the performance incentive earned by Ms Gattung during the period ending 30 June 2005, but paid to Ms Gattung during the 2006 financial year. In accordance with the conditions of the Performance Incentive Scheme, 50% of the after-tax amount of this figure has been used to purchase Telecom ordinary shares which have restrictive conditions attached to them.

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

The key measure currently used in determining the amount of the incentive award is Telecom performance measured on an Economic Value-added basis. In addition to the Economic Value-added targets, the Board sets specific performance objectives against which it measures Ms Gattung’s performance. The specific performance objectives currently include financial criteria based on Telecom’s business and strategic plans and other criteria relating to corporate governance, reputation, effective leadership and management. These objectives are set at the beginning of each financial year and assessed at the end of the financial year by the Board when it makes its determination of the incentive award.

The Performance Incentive Scheme is delivered in two parts, being a 50% cash payment and 50% as fully paid ordinary Telecom shares subject to restrictive conditions. The exact number of shares to be issued each year is calculated as follows:

Number of shares issued = 50% x A/B,

Where:

A =	is the after-tax value of the incentive award determined following the end of that financial year by the Board; and
B =	is the average daily closing price of Telecom shares reported on the NZSX for the 20 business days immediately preceding the effective date of issue.

Item 6    137

Ms Gattung has agreed to the share component of the Performance Incentive Scheme being met by payment in cash of the relevant after-tax amount and the application of that amount to the subscription for new shares.

The shares issued to Ms Gattung are not able to be sold or otherwise disposed of for a three-year period following issue. Otherwise, the shares have equivalent rights, including voting rights, to shares held by all other Telecom shareholders. If Ms Gattung’s employment is terminated for cause then any shares issued under the Performance Incentive Scheme within the previous three-years will be forfeited. If Ms Gattung’s employment otherwise ceases then the Board retains the discretion to remove the restrictions on disposal.

Performance Option Scheme

Under the Performance Option Scheme the Board determines, within the scope of the limit approved by the shareholders, the number of performance options granted in each year.

At the Annual Meeting in 2003 shareholder approval was obtained to grant Ms Gattung 1,500,000 options under this scheme over the following three-years. Pursuant to that approval 500,000 options were granted in November 2003 (with an effective date of 19 September 2003), 500,000 options were granted on 1 September 2004, and the remaining 500,000 options are to be granted on 1 September 2005.

Each performance option is granted for nil cash consideration and provides the right to purchase one ordinary share in Telecom at an exercise price equal to the average daily closing price of Telecom shares reported on the NZSX for the 20 business days immediately preceding the effective date on which the options are granted.

Options are granted in two tranches. Each tranche comprises 50% of the total number of options granted and is subject to different performance hurdles. Options granted have a six-year term from the date of issue and can be exercised at any time on or after the third anniversary of the date of grant if the performance hurdle, in respect of that particular tranche, has been met and subject to compliance with Telecom’s Insider Trading Policy and other applicable laws. Performance options granted have a six-year term after which time they lapse.

The performance hurdle for one tranche is the requirement that the average daily closing price of Telecom shares, reported on the NZSX for the 10 business days immediately preceding the date of testing, must exceed the exercise price escalated by Telecom’s estimated cost of equity, adjusted downward by the value of net dividends paid in the relevant period. The required return is determined by the Board after receipt of advice from external advisors. The cost of equity benchmark for the first allocation of options, issued in November 2003, was set at 11.6% which applies for the first 12 months of the term of the options. The cost of equity benchmark for the second allocation of options issued in September 2004, was set at 11.2%. The cost of equity benchmark for the third allocation of options, issued in September 2005, was set at 10.2%.

The performance hurdle for the second tranche is the requirement that Telecom’s total shareholder return must exceed, over a comparable period, the gross returns on the Morgan Stanley Capital International Inc. (“MSCI”) World

Item 6    138

Integrated Telecommunication Services Index. Total shareholder return is a combination of dividends paid since the date of grant of the option, and share price movement. It is calculated with reference to the option exercise price, the average daily closing price of Telecom shares reported on the NZSX for the 10 business days immediately preceding the date of testing and net dividends paid. The MSCI World Integrated Telecommunication Services Index comprises diversified and integrated telecommunications companies and is calculated by MSCI. This index reflects the total shareholder return of the constituent companies and is based on gross returns i.e. share price movement and dividends paid.

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

If Ms Gattung resigns or her employment is terminated for cause then all options that have not reached the three-year anniversary will lapse but she may exercise others within a 12-month period if the relevant performance hurdles have been met. If Ms Gattung’s employment otherwise ceases then the Board will have the discretion to allow her up to 12 months to exercise any options granted and to waive any related performance hurdles.

Remuneration of former Chief Executive Officer

Dr Deane holds 246,744 options to acquire ordinary shares, which were granted to him during his term as Chief Executive Officer in accordance with the terms of Telecom’s Share Option Scheme. The exercise price for the options is $8.27 and they have an 18 September 2005 expiry date.

Executive officer remuneration

The aggregate amount of compensation payable by Telecom in respect of executive officers as a group during the financial year ending 30 June 2005 was $10,828,5971.

[1].	In order to obtain this aggregate amount remuneration paid to Australian executives has been converted from Australian dollars into New Zealand dollars at the average exchange rate (expressed in Australian dollars per NZ$1.00) for 2005, which was 0.9247. The exchange rate as at 30 June 2005 was 0.9177.

Item 6    139

The table below details the nature and amount of each element of emolument earned by the top five executives for the year ending 30 June 2005.

Name and position	Base salary[1]	Annual cash-based incentive[2]	Total cash other[3]	Total cash remuneration	Total equity
Marko Bogoievski Chief Financial Officer	$750,000	$727,375	$0	$1,477,375	$413,867
Simon Moutter Chief Operating Officer New Zealand	$650,000	$724,500	$0	$1,374,500	$248,322
Jon Stretch[3] Chief Executive AAPT Limited	$637,183	$250,916	$12,537	$900,636	$323,558
Mark Ratcliffe Chief Information Officer	$470,000	$402,500	$0	$872,500	$165,548
Mark Verbiest Group General Counsel	$450,000	$345,000	$0	$795,000	$144,854

1.	Base salary is the total cost to Telecom of salary and packaged benefits (including motor vehicles and parking) received in the year ending 30 June 2005, and includes fringe benefit tax as appropriate. As with other Telecom employees, the above individuals and the Chief Executive Officer also receive telephone concessions, which include free telephone line rental, national and international calls, mobile and online services.
2.	The annual cash-based incentive scheme was previously known as the Economic Value-added Incentive Scheme. The amounts stated record the actual annual cash-based incentive paid to the executive in relation to Company and individual performance for the year ending 30 June 2005.
3.	The dollar values associated with Mr Stretch’s remuneration have been converted from Australian dollars into New Zealand dollars (except for the ‘total equity’ figure which was originally calculated in New Zealand dollars) at the average exchange rate (expressed in Australian dollars per NZ$1.00) for 2005, which was 0.9247. The exchange rate as at 30 June 2005 was 0.9177. ‘Other’ remuneration refers to the superannuation contributions paid to a Superannuation Plan on behalf of Mr Stretch.

Annual cash-based incentive scheme

An annual cash-based incentive scheme applies at all levels in the organisation with the specific structure and amount of incentive based on position. The annual cash-based incentive scheme (previously known as the Economic Value-added Incentive Scheme) is an integral part of Telecom’s overall approach to competitive performance-based remuneration for senior managers. It is a cash-based scheme that aims to reward individuals for meeting or exceeding individual, business group and goals that are aligned to Telecom’s strategic direction. Telecom performance is measured on an Economic Value-added basis, which is the key measure used to align Telecom’s performance with shareholder value creation.

The Board determines Telecom’s strategy and measures of success and agrees a corporate plan with reference to external performance benchmarks. Based on this agreed plan, targets are set at the beginning of the year with the Board assessing performance against these following the completion of the financial year. Similarly business group targets are set and assessed. Corporate and business group plans cascade down the Company to form the basis of individual performance plans. These plans translate high-level corporate and business group strategies and targets into individual objectives that are specific, measurable, achievable, realistic and time bound. Objectives define, manage and measure individual performance throughout the year.

Item 6    140

The incentive design balances business performance and individual performance so that above target performance in both results in above target payments, while below target performance in either results in lower incentive payments. A greater emphasis has been placed going forward on longer-term strategic measures in the business performance component.

Long-term Incentive Schemes

Telecom also operates equity or non-cash based long-term incentive schemes (refer Note 16 to the Financial Statements for details of the number of shares and options issued under the schemes). These are designed to ensure there is an appropriate balance between short, medium and longer-term performance objectives and to align senior management with shareholder interests. Approximately 600 senior managers currently participate in equity-based incentive schemes. Telecom’s long-term incentive programme has two types of equity-based schemes, the Share Option Scheme and a Restricted Share Scheme.

The total number of shares (including restricted shares), share rights and share options on issue under Telecom’s equity-based incentive schemes comprised less than 2% of the total shares on issue at 30 June 2005. Further details can be found at Note 16 to the Financial Statements.

Telecom Share Option Scheme

The Telecom Share Option Scheme has operated since 1994. In September 2004, when the latest annual grant took place, 47 senior managers were granted options.

The Human Resources and Compensation Committee annually approves the option valuation based on analysis undertaken by independent external advisors, predominantly using Black-Scholes and other accepted option valuation methodologies.

Participants may, subject to employment conditions, exercise options following the completion of the stated vesting period. Generally 25% of options can be exercised after a two-year period, with the remaining 75% after a three-year period. This reflects the Board’s focus on medium to long-term reward. New ordinary shares are issued upon the exercise of options. Options have a maximum life of six years after which time they lapse.

Each option provides the right to purchase one ordinary share in Telecom. The exercise price of an option is equivalent to the average daily closing price of Telecom shares reported on NZSX for the month immediately preceding the date on which the options were granted. No voting rights or rights to dividends are attributable to options.

Only individuals who meet satisfactory performance standards are eligible to be granted share options in any year. In addition, in September 2003 a further performance hurdle was introduced. Broadly, the performance hurdle requires that total shareholder return, measured as the combination of share price appreciation and dividends paid, must exceed Telecom’s estimated cost of equity since the grant of the share option. External advisors will calculate the cost of equity annually from September 2005, when the first options subject to the hurdle will vest. Achievement of the performance hurdle will be independently verified and once achieved then share options that have vested may be exercised at any time up to and including the lapse date of the share options.

Item 6    141

Telecom Restricted Share Schemes

In September 2001 restricted shares were introduced as a component of remuneration for selected senior people. Restricted shares are now the primary equity-based mechanism for long-term incentive participants. They are intended to align employee incentives with shareholder value without the dilutionary impact of widespread use of share options.

Restricted shares are delivered via two different mechanisms that provide the same incentive and reward outcomes. These are the Telecom Restricted Share Scheme and the Telecom Share Rights Scheme. The Restricted Share Scheme is no longer used for executive officers, although some executive officers continue to hold restricted shares under the Restricted Share Scheme by virtue of allocations made in 2002 and 2003.

Under the Restricted Share Scheme, shares in Telecom are issued to Telecom Trustee Limited, a Telecom subsidiary. Participants purchase shares from Telecom Trustee with funds lent to them by Telecom and which are held on their behalf by Telecom Trustee. Generally the shares vest after a three-year period although a reduced period may be used in some cases. The price for each share is currently the average end-of-day market price for Telecom shares reported on NZSX in the month immediately preceding the date on which the share is allocated. If the individual is still employed by Telecom at the end of the specified period the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. Under special circumstances individuals who cease employment prior to the end of the restricted period can receive a partial award under the Restricted Share Scheme. Shares granted under the Restricted Share Scheme do not have voting rights until they are purchased by the participant, at which time the restricted shares become ordinary shares and are transferred to the participant. Participants whose shares were granted prior to 1 September 2003 are entitled to receive dividends on their restricted shares.

No dividend rights attach to restricted shares granted after 1 September 2003, until such shares become ordinary shares and are transferred to the participant. A discount will be applied to restricted shares granted after 1 September 2005 to adjust for the present value of dividends expected to be foregone during the three-year vesting period. NZX has granted a waiver from NZSX Listing Rule 8.1.4 to allow Telecom to issue securities at more than a 10% discount to the average market price of Telecom’s ordinary shares on issue. Upon the implementation of this discount, the allocation price of shares issued under the Restricted Share Scheme will be:

•	the average end-of-day market price of shares on NZSX for the 20 business days immediately preceding the date of issue; less

•	a discount equal to the aggregate of the market consensus estimates (as determined by Telecom (in accordance with the conditions of any relevant approval given or waiver granted by NZX) as at a date as close as reasonably practicable to the date of issue) of the amounts of the dividends which under the terms of the Restricted Share Scheme will not be paid in respect of those shares discounted from the expected payment dates to the date of issue using a discount rate equal to Telecom’s then current assessment of its cost of equity.

Item 6    142

The Share Rights Scheme is also now used for executive officers. Under the Share Rights Scheme (previously called the Australian Executive Option Scheme), participants are granted rights to purchase Telecom shares at a nil cost strike price. Generally rights cannot be exercised for a three-year period. The rights will be exercisable at the end of the restricted period only if the individual is still employed by Telecom, except in special circumstances. Participants do not have rights to vote or receive dividends until they have exercised the right to purchase shares at the end of the restricted period.

Superannuation

A$11,579 was paid to directors and executive officers as superannuation, as required under Australian law, for the financial year ended 30 June 2005.

Retirement/Redundancy

During the 2005 financial year Telecom made pension contributions of $2 million to the New Zealand Government Superannuation Fund (30 June 2004: $1 million, 30 June 2003: $2 million) and $12 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992, (30 June 2004: $11 million, 30 June 2003: $11 million). Telecom has no other obligations to provide pension benefits in respect of employees.

Executive officers’ service contracts do not provide for benefits in the event of an executive ending service with Telecom. The executive officers’ (other than the Chief Executive Officer’s) service contracts provide that in the event an executive officer is made redundant, he or she will be entitled to receive redundancy compensation equivalent to the value of nine months of the executive’s total base remuneration entitlement. The executive will also be entitled to receive any incentive scheme entitlement in accordance with the rules of the relevant incentive scheme, in the event of his or her redundancy. In the event that an executive officer’s employment is terminated without notice, at the discretion of the Chief Executive Officer, the executive will be entitled to his or her redundancy compensation but will not be entitled to any other additional payment in lieu of notice.

Equity Holdings

Value of Equity-based compensation

The table over details equity-based compensation granted to the Chief Executive Officer and each of the top five executives prior to 30 June 2005, that were exercised, unrestricted or lapsed during the period ending 30 June 2005 and the value derived from those securities.

Item 6    143

Name	Type of Instrument	Date of grant	Date of exercise/ becoming unrestricted or lapse	Number exercised/ unrestricted or (lapsed)	Exercise Price ($)		Value realised per share (in excess of exercise price) ($)		Aggregate value realised during the year owing to exercise/ becoming unrestricted ($)
Theresa Gattung	Share Options	1 June 1999	1 June 2005	(230,388)		$8.12	$	Nil
Marko Bogoievski	Restricted Shares	28 Sept 2001	1 Sept 2004	12,979		N/A		$5.72	$74,240	*
Simon Moutter	Restricted Shares	28 Sept 2001	1 Sept 2004	9,086		N/A		$5.72	$51,972	*
Mark Ratcliffe	Restricted Shares	28 Sept 2001	1 Sept 2004	6,490		N/A		$5.72	$37,123	*
	Share Options	1 June 1999	1 June 2005	(92,156)		$8.12	$	Nil
Jon Stretch	Share Rights	19 Sept 2003	17 Sept 2004	14,603	$	Nil		$5.81	$84,843	*
Mark Verbiest	Restricted Shares	28 Sept 2001	1 Sept 2004	6,490		N/A		$5.72	$37,123	*

*	Value based on the closing price of Telecom stock as at the date of transfer/exercise.

Aggregate officer equity holdings as at 30 June 2005

The table below shows equity-based instruments held during the year by the Chief Executive Officer and each of the top five executives. Each of the Chief Executive Officer’s and top five executives’ equity holdings remained unchanged at 26 August 2005.

Name	Type of Instrument[1]	Number held at start of year	Number granted during the year	Number exercised/ unrestricted during the year	Number lapsed during the year	Number held at 30 June 2005	Expiry Date Range	Exercise Price Range
Theresa Gattung	Share Options Performance Options Performance Shares	1,730,388 500,000 —	— 500,000 74,065	— — —	230,388 — —	1,500,000 1,000,000 74,065	1.10.05 - 1.9.08 19.9.09 - 1.9.10 1.9.07	$ $ $	4.70-$7.86 5.01-$5.93 Nil
Marko Bogoievski	Share Options Share Rights Restricted Shares	1,279,473 55,890 12,979	420,169 42,017 —	— — 12,979	— — —	1,699,642 97,907 —	1.9.06 - 1.9.10 19.12.06 -1.12.07	$ $	4.70-$6.77 Nil
Simon Moutter	Share Options Share Rights Restricted Shares	908,450 34,932 9,086	252,101 25,211 —	— — 9,086	— — —	1,160,551 60,143 —	13.9.05 - 1.9.10 19.12.06 -1.12.07	$ $	4.70-$8.54 Nil
Mark Ratcliffe	Share Options Share Rights Restricted Shares	623,390 22,357 6,490	168,068 16,807 —	— — 6,490	92,156 — —	699,302 39,164 —	1.9.06 - 1.9.10 19.12.06 -1.12.07	$ $	4.70-$6.77 Nil
Jon Stretch	Share Options Share Rights Restricted Shares	336,979 69,644 —	328,484 32,849 —	— 14,603 —	— — —	665,463 87,890 —	19.9.09 - 1.9.10 19.12.05 -1.12.07	$ $	5.01-$5.95 Nil
Mark Verbiest	Share Options Share Rights Restricted Shares	409,912 21,658 6,490	147,059 14,706 —	— — 6,490	— — —	556,971 36,364 —	15.11.06 -1.9.10 19.12.06 -1.12.07	$ $	4.70-$5.95 Nil

1.	For more information on the incentive schemes offered by Telecom see “Chief Executive Officer Remuneration” and “Long-term Incentive Schemes” above.

The options and rights will be exercisable at the end of the restricted period only if the individual is still employed by Telecom, except in special circumstances. No executive has received any shares under the Restricted Share Scheme since 1 September 2003.

Item 6    144

Share Ownership

As at 26 August 2005 directors and executive officers as a group beneficially owned Telecom shares representing approximately 0.02% of the shares outstanding.

Directors beneficially owned Telecom shares as follows:

Name	Number of shares beneficially owned	Percentage[4]
Paul Baines	25,841	0.001%
Wayne Boyd	14,000	0.001%
Roderick Deane[1]	50,000	0.003%
Theresa Gattung[2]	74,065	0.004%
Rod McGeoch	20,000	0.001%
Patsy Reddy	21,110	0.001%
Robert McLeod	20,000	0.001%
Michael Tyler[3]	30,000	0.002%

[1]	In addition, Dr Deane holds 246,744 share options which were granted to him during his term as Chief Executive Officer.
[2]	Ms Gattung received these shares under the Performance Incentive Scheme which is further described above under the heading “Chief Executive Officer Remuneration”. These shares have the same voting rights as ordinary shares.
[3]	Held in the form of 3,750 American Depositary shares (1 ADR equals 8 ordinary shares)
[4]	Each percentage stated has been rounded to the nearest 1/1000th of a percent

As at 26 August 2005 the executive officers beneficially owned less than 1% of Telecom shares. Executive officers beneficially owned Telecom shares as follows:

Name	Number of ordinary shares beneficially owned	Percentage[2]
Marko Bogoievski	29,810	0.002%
Simon Moutter	9,086[1]	0.001%
Mark Ratcliffe	10,146	0.001%
Jonathan Stretch	14,603	0.001%
Mark Verbiest	6,845	0.001%

[1]	In addition, associated persons of Mr Moutter own 1,500 ordinary shares.
[2]	Each percentage has been rounded to the nearest 1/1000th of a percent.

Item 6    145

Employees

The table below sets out the total number of employees employed by Telecom over the past three financial years.

Employees	Years Ended 30 June
	2005	2004	2003
Total Employees	8,560	6,628	6,754

Over the year the total Telecom employee numbers grew from 6,628 to 8,560, largely due to the acquistion of Gen-i and Computerland.

The table below sets out a breakdown of persons employed by Telecom by business division and geographic location, as at 30 June 2005:

	No. of Employees
Business Division
New Zealand Wireless	400
New Zealand Wired (including support functions)	4,643
Gen-i	598
Computerland	342
International	253
Australian Operations	2,058	[1]
Corporate	266

Total Group	8,560

Geographic Location
New Zealand	6,475
Australia	2,085	[1]

Total Group	8,560

1	Employees numbers for the Australian Operations business division differ from those presented for Australia in the geographical disclosure as certain employees within the international and corporate divisions are located within Australia.

The majority of Telecom’s employees reside in New Zealand and are employed on individual employment agreements with no fixed term. Telecom’s Australian employees are employed on individual employment contracts with no fixed term and Non-Union Enterprise Bargaining Agreements. Federal Awards which specify minimum wages and conditions are relevant to some of these contracts.

Fixed term employees and casual contractors are also used occasionally.

A minority of employees in both countries belong to unions. Telecom does not require employees to disclose their union membership, consequently, union details and membership figures are unknown. However, in Australia some employees are members of the Community and Public Sector Union and the Communications Union and in New Zealand some employees are members of the New Zealand Amalgamated Engineering, Printing and Manufacturing Union.

Item 6    146

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

As at 26 August 2005 there were 1,958,385,649 shares outstanding. At the same date there were 498 record holders in the United States holding 11.3% of the shares.

Current Substantial Security Holders

According to information publicly available to Telecom via notices under the New Zealand Securities Markets Act 1988, the beneficial owners of 5% or more of the shares, as at 26 August 2005, were as follows:

Owner	Number Owned	% of Class[3]
Brandes Investment Partners LP1	130,996,636	6.69%
Mondrian Investment Partners Limited[2]	129,381,954	6.61%
Perpetual Trustees Australia Limited	121,169,143	6.19%
ING Group	115,825,607	5.91%
Morgan Stanley Group	103,354,431	5.28%

[1]	According to the notice the shares are held by Brandes Investment Partners LP for individual client accounts and the shares are beneficially owned by the clients, but Brandes Investment Partners LP has the authority to buy and sell the shares and to vote them.
[2]	Formerly Delaware International Advisors Limited.
[3]	Holdings recalculated from the notices filed, as a percentage of shares outstanding at 26 August 2005, being 1,958,385,649 shares.

Telecom has a number of distinct relationships with the New Zealand Government, including as a preference shareholder, regulator and customer. The New Zealand Government holds one preference share known as the “Kiwi Share” that has special rights which are described in detail under “Item 10 – Additional Information.”

Item 7    147

Substantial Security Holders – significant change in security holdings since 1 July 2002

Brandes Investment Partners LP

Date	Number Owned	% of Class[1]
31 July 2003	173,183,661	9.09%
1 September 2004	149,769,638	7.75%
17 September 2004	149,834,110	7.76%
14 April 2005	130,996,636	6.70%

Mondrian Investment Partners Limited (formerly Delaware International Advisors Limited)

Date	Number Owned	% of Class[1]
22 September 2003	97,202,901	5.07%
15 December 2003	128,792,497	6.70%
4 May 2004	152,220,040	7.88%
27 September 2004	129,381,954	6.68%

Morgan Stanley Group

Date	Number Owned	% of Class[1]
20 December 2004	101,755,557	5.23%
8 April 2005	76,886,373	3.93%
12 August 2005	103,354,431	5.27%

Perpetual Trustees Australia Limited

Date	Number Owned	% of Class[1]
7 June 2004	97,151,188	5.03%
21 June 2004	96,160,854	4.98%
28 June 2004	97,060,854	5.01%
2 November 2004	96,506,490	4.97%
16 November 2004	97,228,110	5.00%
13 December 2004	96,935,189	4.99%
27 June 2005	98,930,501	5.05%
5 August 2005	121,169,143	6.19%

Franklin Resources Inc.

Date	Number Owned	% of Class[1]
25 October 2002	147,447,682	7.85%
14 August 2003	130,374,253	6.84%
26 March 2004	112,539,172	5.85%
7 May 2004	96,067,543	4.97%

Item 7    148

The Capital Group Inc.

Date	Number Owned	% of Class[1]
30 September 2002	113,672,721	6.05%
13 March 2003	94,632,012	4.99%
18 March 2003	95,482,282	5.03%
24 June 2003	115,162,462	6.04%
22 July 2003	135,958,758	7.14%
12 August 2003	116,307,417	6.10%
2 September 2004	96,100,242	4.96%

Deutsche Australia Limited

Date	Number Owned	% of Class[1]
17 March 2003	111,664,685	5.92%
17 March 2003	51,102,179	2.70%
11 November 2003	108,173,997	5.65%
2 December 2003	72,829,475	3.80%

Bell Atlantic Holdings Limited[2]

Date	Number Owned	% of Class[1]
26 September 2002	18,825,670	1.00%

Merrill Lynch & Co.[2]

Date	Number Owned	% of Class[1]
26 September 2002	381,412,011	20.30%
27 September 2002	11,412,011	0.61%

ING Group

Date	Number Owned	% of Class[1]
18 August 2005	185,825,607	9.49%
19 August 2005	115,825,607	5.91%

[1]	The percentage notified to Telecom by the substantial security holder at the time of the transaction.
[2]	This relates to the underwrite by Merrill Lynch Pierce Fenner & Smith of the sale by Bell Atlantic Holdings Limited and Verizon Communications Inc. of 370,000,000 fully paid Telecom shares. Bell Atlantic Holdings Limited held 400,230,670 (21.50%) prior to the change in holding detailed.

Major shareholders have the same voting rights as other shareholders.

Item 7    149

Related Party Transactions

Interest of directors in certain transactions

Rod McGeoch is Chairman of the Saatchi & Saatchi trans-Tasman Advisory Board. Telecom is a material customer of Saatchi & Saatchi, which supplies Telecom with services on an arm’s-length commercial basis.

Telecom has in previous years used the consulting services of Tyler & Company, of which Michael Tyler is Managing Director. No consulting services have been provided in the current or preceding two years. There was no balance owing to Tyler & Company at the end of the previous financial years.

In May 2001 Telecom sold its mobile radio business (including Fleetlink and trunked mobile radio) to TeamTalk. At the time of sale Active Equities Limited, of which Patsy Reddy (a Telecom director) is a shareholder and Director, held approximately 62% of TeamTalk. Telecom acquired 19.9% of TeamTalk subsequent to the sale of the mobile radio business. At 30 June 2003 Telecom sold its shareholding to TeamTalk on an arm’s-length commercial basis.

Transactions with associate companies

Advances to associate companies

As at 30 June 2005 Telecom had made a long-term shareholders’ advance of US$67 million (NZ$95 million) to Southern Cross Cables Holdings Limited at an interest rate of Libor + 0.75% (30 June 2004: US$65 million (NZ$103 million); 30 June 2003: US$64 million (NZ$109 million)).

In addition, in 2002 AAPT made an interest-free advance of A$115 million to AOL|7 Pty Limited. This amount was not expected to be recoverable and accordingly was written down to zero at 30 June 2002 (refer Note 4 of the Financial Statements for the year ending 30 June 2002). In the period ending 31 March 2004 an agreement was reached with the other shareholders of AOL|7 Pty Limited to sell the AOL|7 Pty Limited business. Telecom received $12 million as its share of the proceeds from sale. This amount has been credited to abnormal expenses as a partial recovery of the previous write down.

Other transactions with associate companies

The Telecom Group provides network operations and management services to Southern Cross Network in respect of its operations in New Zealand. The Telecom Group has also derived revenue from Southern Cross for the construction of network facilities in New Zealand. The Telecom Group also makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased from Southern Cross. During the 2003 and 2004 financial years the Telecom Group provided internet and communications services to AOL|7 Pty Limited. AOL|7 ceased to be an associated party during the 2004 financial year. Balances in respect of these transactions with associated companies are set out in Note 20 to the financial statements. The Group has also acquired capacity in Southern Cross under finance leases (refer Note 12 to the Financial Statements).

Item 7    150

Loans to executive officers

While executive officers no longer participate in the Restricted Share Scheme (see “Item 6 – Directors, Senior Management and Employees - Restricted Share Schemes”), restricted shares were issued to executive officers up until September 2003. During this period Telecom loaned Philip King $27,591 (repayable 1 September 2005) to purchase restricted shares, which he continues to hold. Trisha McEwan was also loaned $16,880 to purchase restricted shares, however, this loan was repaid on 1 March 2005. These loans were both made on interest free terms. Details of these restricted share holdings are described further under the heading “Item 6 – Directors, Senior Management and Employees - Share Ownership”.

Related party transactions under the NZSX Listing Rules

The NZSX Listing Rules define a related party to be a director of Telecom, or any of its subsidiaries, a holder of more than 5% of Telecom’s issued share capital and persons associated with such persons. Telecom has obtained a number of waivers from the NZSX Listing Rule requirement to obtain shareholder consent before entering into material transactions with related parties, as described further below.

Southern Cross

In 1998 Telecom entered into the Southern Cross project (“the project”) with Optus and Worldcom to establish the Southern Cross cable. Telecom obtained a waiver from the requirement in NZSX Listing Rule 9.2.1 for shareholder approval of material transactions with related parties in respect of any future transaction that might be entered into with Optus and Worldcom which are unrelated to the project. The waiver was granted on the following conditions:

•	The sole reason for the parties being related in terms of the NZSX Listing Rules is their involvement in the project, the parties are not related in any other way;

•	The transaction must be entered into where there has been no material change in the interests held by the parties in the project and no material change to the rules and relationships of the parties within the joint venture.

As at 30 June 2005 Telecom had made a contingent credit support commitment to Southern Cross’ senior lenders of US$33 million.

Banking transactions

Telecom has a significant number of banking relationships and facilities in place. A number of Telecom’s directors are also non-executive directors of other companies, namely Australia and New Zealand Banking Group Limited and ANZ National Bank Limited (together ANZ), which are involved in the provision of banking facilities to Telecom.

As a consequence of these cross-directorships, and pursuant to the NZSX Listing Rules, transactions between Telecom and ANZ may constitute material transactions with related parties, which would require Telecom to seek shareholder approval. A waiver was obtained from NZX on 21 December 2000, and renewed on 27 January 2005, to allow financing transactions between Telecom and ANZ to be entered into without the requirement for Telecom shareholder approval. The original waiver also permitted Telecom to enter into

Item 7    151

financing arrangements with Westpac (NZ) Investments Limited and the Commonwealth Bank of Australia, both of which were related parties at the time the waiver was sought and up until 2004. The waiver was renewed on 27 January 2005 to reflect the fact that ANZ is currently the only related party to provide banking facilities to Telecom.

Loans made to Telecom by ANZ (and also Westpac (NZ) Investments Limited and Commonwealth Bank of Australia while they remained related parties) for the year ended 30 June 2005 were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other entities and did not involve more than the normal risk of collectability or present other unfavourable features.

Commonwealth Bank of Australia outsourcing

In July 2000 following success in a tender process, TCNZA Pty Limited was selected by Commonwealth Bank of Australia to manage and deliver telecommunications services to meet its business requirements throughout Australia. The transaction involved Telecom contracting with AAPT which was not wholly owned by Telecom at that time. Under the NZSX Listing Rules Telecom obtained a waiver from the NZSX Listing Rule requirement for shareholder approval of related party transactions in connection with this outsourcing transaction. Telecom ceased to be a related party of Commonwealth Bank of Australia during 2004.

Payment collection and processing services

ANZ National Bank Limited provides Telecom with payment collection and processing services. In June 2002 Telecom obtained a waiver from the NZSX Listing Rule requirement for shareholder approval of related party transactions, in respect of this arrangement.

Amendment to Kiwi Share obligations

In December 2001 Telecom and the New Zealand Government (“the Crown”) entered into the TSO Deed (see “Item 4 - Information on the Company - Regulation”) which records provisions that operate in place of, and in addition to, Telecom’s Kiwi Share obligations. The obligations in the TSO Deed update the Kiwi Share obligations and require Telecom, among other things, to provide additional telecommunications services to residential customers and comply with various service quality indicators. Because of the Kiwi Share provisions and the Crown’s regulatory powers, under the NZSX Listing Rules, the Crown as the holder of the Kiwi Share, is deemed to be a related party of Telecom. Telecom obtained a waiver from the NZSX Listing Rule requirement for shareholder approval of a material transaction with a related party in relation to the changes. The waiver was granted because:

•	of the arm’s-length nature of the arrangements;

•	the changes were considered by Telecom to be in the best interests of shareholders; and

•	the matter needed to be dealt with urgently.

Item 7    152

Agreement with Sky Network Television Limited

In July 2003 Telecom and Sky Network entered into a Reseller Agreement and Retransmission and Content Acquisition Agreement (together the Agreements). Both Agreements are for a five year term. Under the Reseller Agreement Telecom can resell Sky Network’s satellite pay television service packaged together with Telecom’s own products and services. Under the Retransmission and Content Acquisition Agreement, Telecom will be able to retransmit Sky Network programming over Telecom’s network, again packaged together with its own products and services. Telecom obtained a waiver from the NZSX Listing Rule requirement for shareholder approval of related party transactions in relation to the Agreements. As required by one of the conditions of granting the waiver, the directors of Telecom have confirmed that the Agreements were entered into on an arm’s -ength basis.

Despite Telecom selling its shareholding in the entity previously known as Sky Network Television Limited (prior to its merger with Independent Newspapers) and Ms Gattung retiring as a director of the Board of Independent Newspapers, the waiver continues to apply owing to Mr Bogoievski’s appointment as director on the Board of the newly merged entity, Sky Network Television Limited.

Item 7    153

Item 8. Financial Information

Consolidated Financial Statements

See Item 18.

Legal Proceedings

In July 2000 the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 (a unique number range designed exclusively for dial-up internet calls) constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty and costs. The proceedings are not expected to reach trial before the beginning of the 2006 calendar year.

In March 2004 the Commerce Commission issued proceedings against Telecom claiming that during the period since 1998 Telecom had misused its market power and had priced access to its data tail services for high-speed data transmission, for the purposes of deterring potential and existing competitors from engaging in competitive conduct. The Commerce Commission seeks a declaration that this behaviour contravened section 36 of the Commerce Act, a pecuniary penalty and an injunction restraining Telecom from engaging further in the conduct and costs. The likely hearing date is currently unknown.

The proceedings described above are being vigorously defended by Telecom. The maximum penalty prescribed under the Commerce Act is set out in detail in “Item 4 – Information of the Company - Regulation” above. In addition to the pecuniary penalty, if Telecom is found to have acted anti-competitively there may be negative brand implications and it may engender a more invasive regulatory response from either the Government or the Commerce Commission.

Telecom considers that if either of the proceedings described above are decided against Telecom, there is a prospect that it will have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Telecom has objected to rating valuations by the Christchurch City Council going back to 1998, alleging that they failed to use the correct valuation methodology. A related issue, about the validity of the Christchurch valuations, was determined by the Court of Appeal, with a finding that the valuations, while invalid, would stand. The case returns to the Christchurch land valuation tribunal, with a likely hearing date of October 2005. The case will have precedent value in relation to rating valuations by other local authorities.

In November 2003 the Commerce Commission issued proceedings against Telecom Mobile, a wholly-owned Telecom subsidiary, alleging that Telecom Mobile had breached the Fair Trading Act and the Door to Door Sales Act 1967. The Commission alleged that by not providing a right of cancellation, Telecom Mobile misled customers who thereby entered into 14,196 agreements with Telecom Mobile. The Commission sought a declaration that the agreements were void and that, therefore, customers may claim back any monies paid to Telecom Mobile under the agreements. The Commerce Commission also sought an Order that

Item 8    154

would require Telecom to communicate this to affected customers, together with costs. The Commission failed to obtain Summary Judgment in the High Court and appealed to the Court of Appeal. The appeal was granted in August 2005 and the Orders sought by the Commission were issued by the Court. Telecom is likely to appeal the decision to the Supreme Court. An appeal to the Supreme Court is not expected to be heard before 2006.

On 6 October 2004 Telecom issued legal proceedings seeking declaratory judgments from the High Court of New Zealand on the following:

•	whether the Telecommunications Act permits the Commerce Commission to backdate a final pricing review determination. The High Court declined to declare that the Commerce Commission was prohibited from backdating – the effect of the judgment is that the Commerce Commission is entitled to replace a price determined under initial pricing principles with the price determined under final pricing principles and require the parties to make retrospective adjustments. Telecom is appealing this decision. The appeal has not yet been given a hearing date. The judgment will have an immediate impact on the pending price review applications;

•	the interpretation of the designated service description in the Telecommunications Act, namely what the phrases “retail service” and “by means of Telecom’s fixed telecommunications network” mean. These clarifications are relevant to negotiations and future regulatory applications. A strike out application was heard in August 2005 and judgment was reserved.

In December 2004 the Commerce Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anti-competitive. If the Commission determines that Telecom has been acting anti-competitively it could issue proceedings seeking a declaration as to Telecom’s anti-competitive behaviour, a pecuniary penalty (the maximum for which is set out in “Item 4 – Information of the Company - Regulation”), an injunction restraining Telecom from engaging further in the conduct and costs. It is unclear when the Commission’s investigation will be completed.

In June 2005 Telecom applied to the High Court for judicial review of the Commerce Commission’s final report dated 9 June 2005 recommending that the Minister agree that mobile termination rates become a regulated service. If the services are regulated an access seeker could apply for a determination in respect of the mobile termination rate. The proceedings are expected to be heard by the end of 2005.

All of the above proceedings, which are within New Zealand’s legal jurisdiction, have been commenced in the High Court of New Zealand unless otherwise stated.

Telecom’s directors consider that the likelihood of financial loss arising from the foregoing claims described in paragraphs 5 to 9 above is remote.

The directors cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have significant effect on the financial position or profitability of Telecom.

Item 8    155

Dividend Policy

The Board and management have undertaken a recent review of capital management issues. As a result in August 2005 the Board declared a fully imputed special dividend of 10 cps, payable in September 2005. It is the Board’s intention, subject to no material adverse change in circumstances, to pay a further fully imputed special dividend of 10 cps in respect of the 2005/06 financial year, with payments of 5 cps at the half year and full year dividend dates.

For the year ended 30 June 2006 Telecom expects to pay ordinary dividends to achieve a pay-out ratio of approximately 85% of net earnings (after adding back relevant non-cash items). Subject to there being no material adverse change in circumstances, dividends for each of the first three quarters of the year ended 30 June 2006 will be 9.5 cps. The dividend for the fourth quarter of that year will be set to reflect the full year expected pay-out ratio.

The Dividend Reinvestment Plan has been retained. As per Telecom’s current practice, shares issued under the plan will be priced at the prevailing market price (that is, no discount will be applied). In relation to the dividend to be paid in September 2005 Telecom intends to acquire an equivalent number of shares on-market (outside the United States), in order to eliminate an increase in capital arising pursuant to the plan. In addition, Telecom intends to adopt a similar policy regarding new shares that are issued to staff under the Telecom Share Option Scheme. These mechanisms will be reviewed at each dividend date.

Item 8    156

Item 9. Listing

Price History

The following tables set out, for the periods indicated, the highest and lowest closing sale prices for the Ordinary shares as derived from the Daily Official List of the New Zealand Stock Exchange, and the highest and lowest sale prices of the ADSs quoted on the New York Stock Exchange:

(a)	Annual high and low market prices for the last five financial years:

Period	$NZ per share		$US per ADS
	High	Low	High	Low
1 July 2000 – 30 June 2001	7.85	4.50	28.69	15.88
1 July 2001 – 30 June 2002	5.58	4.21	20.68	13.65
1 July 2002 – 30 June 2003	5.30	4.13	24.62	17.31
1 July 2003 – 30 June 2004	5.90	4.84	31.59	22.53
1 July 2004 – 30 June 2005	6.56	5.61	38.93	29.36

(b)	Quarterly high and low market prices for the last two financial years and the period ended 30 June 2005:

Period	$NZ per share		$US per ADS
	High	Low	High	Low
1 July 2003 – 30 September 2003	5.30	4.89	25.09	22.53
1 October 2003 – 31 December 2003	5.37	4.84	28.25	23.78
1 January 2004 – 31 March 2004	5.90	5.24	31.59	28.46
1 April 2004 – 30 June 2004	5.88	5.48	31.28	26.81
1 July 2004 - 30 September 2004	6.18	5.61	31.88	29.36
1 October 2004 – 31 December 2004	6.14	5.73	35.46	31.55
1 January 2005 – 31 March 2005	6.56	6.06	38.93	34.38
1 April 2005 – 30 June 2005	6.13	5.87	36.12	33.10

(c)	Monthly high and low market prices for the last six months:

Period	$NZ per share		$US per ADS
	High	Low	High	Low
1 February 2005 – 28 February 2005	6.43	6.11	37.24	35.05
1 March 2005 – 31 March 2005	6.56	6.06	38.93	34.67
1 April 2005 – 30 April 2005	6.09	5.94	35.57	33.84
1 May 2005 – 31 May 2005	6.11	5.87	36.12	33.10
1 June 2005 – 30 June 2005	6.13	5.92	35.46	33.39
1 July 2005 – 31 July 2005	6.36	5.99	34.70	32.47

Item 9    157

Markets

Telecom has a dual listing of its shares on the NZSX and on the ASX. Telecom is required to comply with the full listing rules of the NZSX and ASX.

ADS each representing eight ordinary shares and evidenced by ADRs, are listed on the New York Stock Exchange.

On 1 January 2003 The Bank of New York became Telecom’s Depositary.

Item 9    158

Item 10. Additional Information

Memorandum and Articles of

Association/ Constitution

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

Restrictions on ownership

The constitution contains provisions designed to enable Telecom to monitor and enforce the ownership restrictions imposed by the Kiwi Shareholder. These restrictions are described further below under the heading “Limitations on Shareholdings”.

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

Telecom may only redeem equity securities for a consideration that is specified, or calculated by reference to a formula, or fixed by a suitably qualified person who is not associated with or interested in Telecom in accordance with the Companies Act.

Item 10    159

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

Under the NZSX Listing Rules Telecom’s ability to redeem equity securities is limited to specified circumstances, including where the redemption:

•	is made pursuant to their terms of issue and either the equity securities were issued before 1 September 1994, or the terms of issue were approved by security holders of the same class or the equity securities were issued pursuant to a pro-rata renounceable cash issue, a fully paid pro-rata bonus issue or a $5,000 offer to each shareholder;

•	leaves relative voting and distribution rights unaffected;

•	is in respect of convertible debt securities which are redeemed for cash before conversion;

•	is in respect of a minimum holding;

•	is approved by each class whose rights are affected.

Further capital calls

The constitution empowers the Board to make calls on any holder of securities only for any money that is unpaid on that holder’s securities and not otherwise payable at a specified time. An obligation to pay unpaid amounts of the issue price of any securities cannot be cancelled, reduced or deferred except by an ordinary resolution. At the date of this report Telecom’s share register did not include any shares in respect of which amounts were unpaid.

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

Alteration of rights

Under the constitution the rights attaching to Telecom’s shares can be varied or abrogated only with the consent of the holders of 75% of the issued shares of that class or with the approval of a special resolution passed at a separate meeting of the holders of the issued shares of that class. Currently Telecom only has one class of shares on issue.

The NZSX Listing Rules generally prohibit the Board from issuing equity securities unless the precise terms and conditions of the issue have been approved by shareholders.

Item 10    160

Telecom does not need shareholder approval for actions which affect the rights attached to equity securities (other than Telecom shares) in respect of equity securities issued before 30 April 1995 or on terms expressly permitting the action in question to be taken.

The ASX Listing Rules state that Telecom must not remove or change a shareholder’s right to vote (or receive a dividend) except where:

•	calls due and payable have not been paid;

•	in the case of voting rights, the proxy form has not been deposited in accordance with Telecom’s constitution or the person became the holder of those shares after the meeting record date;

•	the right is changed under Australian legislation, as a consequence of a change to Telecom’s constitution or under a court order.

Share in Telecom’s profits

The constitution does not provide shareholders with any additional rights to share in Telecom’s profits other than the right to dividends as described below (see “Dividend Rights”) and the right to share in the distribution of Telecom’s surplus assets as described below (see “Share in surplus on liquidation”).

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

Alteration of rights of ADR holders

Telecom has established an ADR facility to provide for the deposit of shares and the creation of ADSs representing the deposited securities, and for the execution and delivery of ADRs evidencing such ADSs. Telecom and The Bank of New York (as Depositary) are parties to the Fourth Amended and Restated Deposit Agreement dated as of 17 April 2003 (“Deposit Agreement”) in relation to such facility.

The ADRs and the provisions of the Deposit Agreement may be amended by agreement between Telecom and the Depositary. ADRs on issue will not be affected by any amendment which imposes or increases any fees or charges (other than taxes, governmental charges, registration fees, delivery and other such expenses) or which prejudice any substantial existing right of ADR holders, until 30 days’ notice of the amendment has been given to holders of the issued ADRs that have been issued. An ADR holder’s right to surrender ADRs and receive the deposited securities represented by them shall not be amended, except in order to comply with mandatory provisions of applicable law. Amendments required to comply with new laws, rules, regulations or Telecom’s constitution may become effective before notice of an amendment is given to ADR holders.

Item 10    161

Directors

Interested directors’ voting powers

The NZSX Listing Rules prohibits a director, who is interested in a transaction that Telecom proposes to enter into, from voting on that transaction and from being included in the quorum at which a matter relating to the transaction arises, except that interested directors are permitted to vote where a directors’ certificate is required under the Companies Act or the vote relates to the grant of an indemnity in favour of a director or employee.

A director is regarded as interested in a transaction if the director:

•	is a party to, or will or may derive a material financial benefit from, the transaction;

•	has a material financial interest in another party to the transaction;

•	is a director, officer, or trustee of another party to, or a person who will or may derive a material financial benefit from, the transaction, not being a wholly owned subsidiary of Telecom;

•	is the parent, child or spouse of another party to, or a person who will or may derive a material financial benefit from, the transaction;

•	is otherwise directly or indirectly materially interested in the transaction.

Where a director is interested in a transaction, that director may attend the meeting at which the matter is discussed at their discretion.

Remuneration

The constitution allows the Board to authorise, without shareholder approval:

•	the remuneration of any managing director in their capacity as an executive;

•	payments to directors of reasonable travelling, accommodation and other expenses incurred in relation to Telecom’s management;

•	subject to any applicable restrictions in the NZSX Listing Rules, any remuneration for work not in the capacity of a director and special payments to directors undertaking additional work not expected of the other directors (an interested director cannot vote as described above), provided the Board is satisfied that such remuneration is fair to Telecom.

The sums to be paid to the directors for their services as directors (other than for services as the managing director) must be approved by shareholders by ordinary resolution. That approval applies from that determination and to all subsequent years until the shareholders alter that approval by ordinary resolution.

The Board has agreed to grandfather retirement allowances in respect of all directors appointed prior to 1 May 2004, as described in the footnotes to the “Director remuneration” table in Item 6. The payment of retirement allowances to directors appointed prior to 1 May 2004 does not require shareholder approval.

Retirement of directors

The directors (other than the managing director, which in the case of Telecom, is the Chief Executive Officer) may not retain office for more than three-years

Item 10    162

without offering themselves for re-election. The NZSX Listing Rule and ASX Listing Rule provisions relating to director retirement are described in Item 6 under the heading “Director retirement”.

In addition, the Telecom constitution specifies that directors must retire on attaining the age of 70 years. The provisions in the constitution detailing other retirement requirements are set out under “Item 6 – Director retirement”.

Number of shares required to be held by a director

There is no requirement in the constitution for directors to hold Telecom shares. However, as part of the Board Charter, Telecom has an internal policy that non-executive directors appointed prior to 1 May 2004 should hold (directly or indirectly) a minimum of 20,000 ordinary Telecom shares (or equivalent ADRs). Directors appointed after 1 May 2004 are required to acquire a minimum of 10,000 ordinary Telecom shares (or equivalent ADRs in their first year of appointment). In addition, as discussed in “Item 6 – Compensation”, directors appointed after 1 May 2004 receive an additional amount which is equivalent to 25% of the base directors’ fees, which they are required to apply to purchase Telecom shares in each year. Currently, all non-executive directors comply with this policy.

The Securities Markets Act 1988 and the ASX Listing Rules prescribe certain notice requirements in respect of changes in directors’ interests in shares.

Shares

Dividend rights

The directors may authorise a dividend provided the directors are satisfied on reasonable grounds and certify that Telecom is able to meet the solvency test contained in the Companies Act immediately after the dividend is paid.

The Board must not authorise a dividend:

•	in respect of some but not all shares in a class;

•	that is of a greater value per share in respect of some shares in a class than it is in respect of other shares of that class

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

In addition, the Board can authorise and pay a supplementary dividend to non-resident shareholders who qualify for such a dividend in terms of the New Zealand Income Tax Act 1994. Supplementary dividends are authorised and paid at the same time as ordinary dividends. The amount of the supplementary dividend will be determined in accordance with the applicable provisions of the Income Tax Act.

Item 10    163

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

Telecom operates a dividend reinvestment plan pursuant to which shareholders may elect to have the dividends to which they are entitled applied to purchase further ordinary shares at the prevailing market price (that is, no discount will be applied). Commencing with the dividend to be paid in September 2005, Telecom intends to acquire an equivalent number of shares on-market in order to eliminate an increase in capital arising under the Plan and any consequential dilutionary effect for existing shareholders. This approach will be reviewed each quarter.

Distributions to ADR holders

Whenever the Depositary or the Custodian receives any cash dividend or other cash distribution on any deposited securities, the Depositary will, subject to the Depositary being able to convert any sums received in foreign currency into US dollars, make such conversion and distribute the amount received (net of (a) the applicable fees, charges and expenses incurred by the Depositary and (b) taxes withheld) to ADR holders in proportion to the number of ADSs held as at the relevant record date.

The Depositary is not required to distribute fractional amounts which shall be rounded to the nearest whole cent and distributed to ADR holders.

If any distribution is in the form of a dividend or free distribution of shares, the Depositary may, at Telecom’s request, distribute to ADR holders additional ADRs representing the amount of such shares proportionate to the number of ADRs held. Any such distribution is subject to the terms of the Deposit Agreement as to the deposit and issuance of ADSs, including the withholding of any tax or other governmental charge and the payment of fees to the Depositary. In lieu of issuing ADRs for fractional ADSs, the Depositary shall sell the amount of shares represented by the aggregate of such fractions and distribute the net proceeds as in the case of a distribution received in cash. If ADRs are not so distributed each ADS will represent the additional shares distributed.

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

Item 10    164

If Telecom or the Depositary is required to withhold any cash dividend or other cash distribution in respect of any deposited securities on account of taxes, duties or other governmental charges, the amount distributed to holders of ADSs representing those deposited securities, shall be reduced accordingly.

The Depositary currently offers a service under which ADS holders can elect to have their distributions reinvested. Telecom is not involved in the operation of this service. There can be no assurance that ADR holders will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

Calling shareholder meetings

The constitution requires the directors to call an annual meeting of shareholders at least once in every calendar year (and not later than 15 months after the previous annual meeting or six months after Telecom’s balance date), and they may call a special meeting at any time. The directors must call a special meeting of shareholders if shareholders holding shares carrying not less than 5% of voting rights entitled to be exercised on an issue request a special meeting in writing.

The constitution requires that written notice of the time and place of a meeting of shareholders be sent to every shareholder on the share register entitled to receive notice of the meeting (and every director and auditor of Telecom) not less than 10 working days before the meeting. Notice can be delivered, posted, faxed or sent electronically. The constitution provides that equity security holders of all classes are entitled to attend meetings of shareholders and to receive notices, reports and financial statements issued generally to holders of securities carrying votes.

If the shareholder is an overseas company the constitution provides that the notice can be delivered or sent to a director who is resident in New Zealand, a New Zealand resident authorised to accept delivery or an employee at the shareholder’s principal place of business in New Zealand.

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

The constitution sets out the requirements of any notice of meeting, however, any irregularity can be waived if all the shareholders entitled to attend and vote at the meeting attend the meeting without protest as to the irregularity or if all such shareholders agree to the irregularity. In addition, if Telecom accidentally omits to give notice of a meeting to any person entitled to that notice, the meeting is still valid.

Item 10    165

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

If a quorum is not present within 30 minutes after the time appointed for the meeting convened on the written request of shareholders holding shares together carrying at least 5% of the voting rights entitled to be exercised, the meeting will be dissolved automatically.

The constitution provides that, if present, the Chairman of the Board, who is currently Dr Deane, will chair the meeting.

Notice of meeting for ADRs

Upon the Depositary’s receipt from Telecom of notice of the annual meeting of Telecom’s shareholders, the Depositary will mail to ADR holders a notice which it has prepared and Telecom has approved, and fix the record date (the date on which ADR voting entitlements are determined). The notice mailed to ADR holders must contain:

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

Voting rights

Each shareholder present at a meeting in person or by proxy is entitled to one vote on a vote by voices or show of hands, and to one vote per share on a poll on any resolution.

The constitution also allows the Board to set the record date for determining who may vote and what shares may be voted at a meeting of shareholders. Such record date may be as late as 5 p.m. on the day before such meeting.

Item 10    166

Where two or more persons are registered as the holders of a share, the vote of the person named first in the share register and voting on a matter must be accepted to the exclusion of the votes of the other joint holders.

A shareholder is not entitled to vote at any meeting of shareholders (other than at a meeting of an interest group to which that shareholder belongs) unless all sums due to Telecom by that shareholder in respect of any share registered in that shareholder’s name have been paid. At the date of this report Telecom did not have any shares in respect of which sums remained unpaid.

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

On a poll a shareholder entitled to more than one vote need not cast all the votes it, he or she has in the same way.

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

When are resolutions required?

Under the constitution matters which shareholders are required to vote on include:

•	adopting or altering the constitution;

•	approving a major transaction;

•	approving an amalgamation under the Companies Act;

•	liquidating Telecom.

In addition, under the NZSX Listing Rules, the Companies Act and the ASX Listing Rules, shareholder approval is required for:

•	material transactions (other than employment agreements and transactions with a value of less than $250,000) where a related party is or is likely to become a direct or indirect party;

Item 10    167

•	the acquisition or disposition of substantial assets from or to a related party, a non-wholly owned subsidiary, shareholders holding at least 10% of Telecom’s shares, associates of such persons or persons whose approval ASX considers is required;

•	certain share issues, including issues of shares to related parties;

•	issues of securities to directors under Telecom’s employee incentive schemes;

•	certain issues of options and certain changes to option terms;

•	certain reorganisations of convertible securities;

•	cancellation of forfeited shares;

•	termination benefits payable or potentially payable to Telecom’s officers with a value exceeding 5% of Telecom’s equity interests;

•	significant changes to the nature and scale of Telecom’s activities, including the disposal of Telecom’s main undertaking.

Limitations on voting

A director who is also a shareholder and any associated person of that director are prohibited from voting in favour of resolutions where the resolution is required by the NZSX Listing Rules to:

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

A shareholder and any associated person are prohibited from voting in favour of resolutions where the resolution is required by the NZSX Listing Rules to:

•	authorise a non pro-rata issue of securities to the shareholder;

•	approve a non pro-rata non renounceable rights issue of equity securities where the shareholder is an associated person of Telecom;

•	ratify an issue of securities made to or acquired by the shareholder;

•	authorise an issue, acquisition or redemption of securities which is significantly likely to enable a shareholder to materially increase its ability to exercise the effective control of Telecom;

•	authorise a non pro-rata cancellation, reduction or deferral of an obligation to pay any amount on any equity securities where the shareholder will benefit;

•	authorise a material transaction with a related party, where the shareholder is a party or beneficiary to the material transaction which is the subject of the resolution.

A shareholder’s vote on a resolution is to be disregarded if the resolution is required by the ASX Listing Rules to approve:

•	an issue of securities in which the shareholder may participate which:

•	are options and confer the right to participate in a new issue of securities without exercising the option;

•	are options and include a right to a change in exercise price or a change to the number of underlying securities over which it can be exercised;

Item 10    168

•	are equity securities exceeding 15% (adjusted in accordance with the ASX Listing Rules) of Telecom’s share capital (the “15% rule”);

•	will be issued to the shareholder as a director under an employee share incentive scheme as an exception to the 15% rule;

•	will be excluded from the calculations for the purpose of the 15% rule;

•	is to a related party of Telecom or to a person who, in ASX’s opinion, is such that approval should be obtained;

•	in respect of an option held by a shareholder:

•	the cancellation of the option for consideration;

•	a non-prohibited change to option terms;

•	the cancellation of forfeited shares held by the shareholder, or the release of liability for an amount called but unpaid in respect of such shares;

•	where the shareholder is a party to or may obtain a benefit from the transaction:

•	the acquisition or disposition of a substantial asset from or to a related party, a non-wholly owned subsidiary, shareholders holding more than 10% of Telecom’s shares, an associate of any of those persons, or a person, who in ASX’s opinion, is such that the transaction requires approval;

•	the issue or exercise (where the issue price and exercise price together exceed 5% of equity interests) of an option as consideration for a transaction described above;

•	a transaction in respect of which Telecom has been required by ASX to take corrective action involving the acquisition or disposition of a substantial asset in the circumstances described above;

•	the disposal of Telecom’s main undertaking or a significant change to the nature or scale of Telecom’s activities, except where the benefit is derived solely in the capacity as an ordinary shareholder;

•	the disposal of a major asset of Telecom, where Telecom is aware that the person acquiring the asset intends to issue or offer securities with a view to becoming listed, without the asset first being offered pro-rata to Telecom shareholders;

•	where the shareholder is a director, a director’s associate or a person whose relationship with whom is such that, in the ASX’s opinion, the following transaction requires approval:

•	the issue of securities under an employee incentive scheme by the director, or associate or other person;

•	where the shareholder is a director, an increase in the total amount of directors’ fees (other than the salary of an executive director);

•	where the shareholder is an officer:

•	termination benefits to which the officer will become entitled where the total value of the benefits payable to all officers exceed 5% of Telecom’s equity interests.

In addition, a shareholder who is associated with a person described in the paragraphs above or a person, whose votes in ASX’s opinion, should be disregarded, may not vote on the resolution described in the relevant paragraph above.

Under the NZSX and ASX Listing Rules a shareholder who is disqualified from voting can act as a proxy for non-disqualified persons so long as that shareholder

Item 10    169

votes in accordance with the directions on the proxy form. If the resolution is required by the ASX Listing Rules and the Chairman is disqualified from voting but is appointed proxy by a non-disqualified shareholder he or she may act as proxy so long as the acknowledgement required by the ASX Listing Rules is provided by the non-disqualified shareholder.

Disenfranchisement

If the Board (or the New Zealand Government, which is the holder of the Kiwi Share, after consultation with the Board) determines that there are reasonable grounds for believing that a person has a relevant interest in voting shares in excess of the limitations described below (Affected Shares) under the heading “Limitations on Shareholdings”, the Board (or the holder of the Kiwi Share if the Board fails to act in a manner that remedies the basis of the determination) may, after following certain procedures, prohibit the exercise of voting rights (in which case voting rights vest in the chair). The shareholder may still attend and speak at the meeting.

See “Limitations on Shareholdings” below for more information in relation to Affected Shares.

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

Item 10    170

Limitations on shareholdings

The constitution provides that:

•	no person may have a Relevant Interest in 10% or more of Telecom’s voting shares without the prior written approvals of the Board and the New Zealand Government which is the holder of the Kiwi Share;

•	no person who is not a New Zealand national may have a Relevant Interest in more than 49.9% of Telecom’s voting shares without, and except in accordance with, the prior written approval of the New Zealand Government, which is the holder of the Kiwi Share.

The term “Relevant Interest” is broadly defined to include beneficial ownership, the power to vote or control the vote attached to voting shares, the power to acquire or dispose of or control the acquisition or disposition of voting shares, and an interest pursuant to any agreement or arrangement under which any of the foregoing rights arise, whether express, implied, direct, indirect, actual, contingent, present, future, shared with others, legally enforceable or not, which is held directly or by a related body corporate. The term excludes certain limited interests arising from particular financial, custodial, trading and similar relationships.

The Board may force the sale of Affected Shares (see “Disenfranchisement” above for a description of Affected Shares). The Board may also decline to register a transfer of shares (other than a class transfer) if it reasonably believes that the transfer would breach the shareholding limitation restrictions. Each holder of ADRs is also subject to the provisions of the constitution restricting ownership of shares. The Board and/or the holder of the Kiwi Share may enforce these provisions of the constitution against the Depositary or the Custodian as the registered holders of shares relating to the ADRs that have been issued.

The NZSX Listing Rules also require a shareholders’ resolution before Telecom can issue, acquire, or redeem securities where it is significantly likely that after such a transaction a shareholder who holds 1% or more of Telecom’s voting securities will materially increase its ability to exercise effective control of Telecom.

Overseas persons who acquire shares in Telecom must also comply with the Overseas Investment Regulations. The High Court of New Zealand can order the disposal of shares acquired in contravention of the Overseas Investment Regulations. The Overseas Investment Regulations require that an overseas person obtains consent from the Overseas Investment Commission before they enter into certain acquisitions of shares or interests in shares. The acquisitions for which consent is required are acquisitions which result in the overseas person:

•	acquiring a beneficial entitlement to or interest in 25% or more of the outstanding shares or interests, or the right to exercise or control the exercise of 25% or more of the votes entitled to be cast at a Telecom meeting;

•	increasing its entitlements, interests or rights beyond 25%;

•	being able to appoint or control the appointment of 25% or more of the Board.

There are limited exceptions to these requirements.

Item 10    171

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

Consequences of “limitations on shareholdings” for ADR holders

Each ADR holder (including a holder with a Relevant Interest in ADRs) acknowledges that it is bound by, and that no person shall have a Relevant Interest (as defined in the constitution and described under the heading “Limitations on Shareholdings” above), which exceeds the limits in the constitution.

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

Where the Depositary, the Custodian or their nominee receives a notice from the Board or the Kiwi Shareholder that a beneficial holder of a relevant interest in ADRs holds Affected Shares, the Depositary must notify the beneficial holder that it must immediately take all such steps as may be required to become the registered holder of the ADRs representing the Affected Shares on the books of the Depositary. The Depositary must also deny the voting instruction rights attaching to any ADR representing Affected Shares to the extent the Depositary is denied voting rights as notified in the notice received from the Board or Kiwi Shareholder.

Under the constitution, the Board and Kiwi Shareholder may sell Affected Shares for the account of the registered holder. If any Affected Shares represented by ADRs are sold by the Board or Kiwi Shareholder, those ADRs shall thereafter represent only the right to receive any cash received by the Depositary arising from the sale, less the fees of the Depositary for cancellation of the ADRs and any expenses incurred or paid by the Depositary in distributing such cash and unsold shares to the holder of the ADRs. Immediately upon receiving notice from the Depositary that the Affected Shares have been sold, the beneficial holder must surrender the relevant ADRs for cancellation and, if applicable, issue of a new ADR.

Mergers and acquisitions

The New Zealand Takeovers Code limits the holding or control of shares. The “fundamental rule” of the Takeovers Code prohibits a person from becoming the holder or controller of an increased percentage of voting rights in Telecom if the holder and its “associates” (which is very widely defined in the Takeovers Code) would afterwards control more than 20% of the voting rights, unless the increase fits within one of the exceptions to the fundamental rule or the Takeovers Panel (established under the Takeovers Act 1993) grants an exemption. A person who already holds or controls more than 20% of such voting rights cannot increase that level of voting rights except in compliance with the Takeovers Code or through an exemption.

Item 10    172

The exceptions to the fundamental rule are:

•	a full offer for all of Telecom’s voting securities and non-voting equity securities;

•	a partial offer (for less than 100%) to all holders of Telecom’s voting securities for a specific percentage of the voting securities. If the offeror already holds or controls 50% or less, the offer must be for securities which will result in the offeror holding or controlling more than 50% of the voting rights. A partial offer can be made for a lesser percentage if a written shareholder approval procedure is followed and is successful;

•	an acquisition or allotment approved by a resolution of shareholders (persons acquiring and disposing of the securities and their associates may not vote on the proposal);

•	an acquisition by a person who holds or controls more than 50% but less than 90% of the voting rights of up to 5% of the total voting rights in any 12- month period. No such increase applies to persons holding between 20% and 50%;

•	no restrictions apply to a person holding or controlling 90% or more of the voting rights. Above the 90% threshold the person may compulsory acquire the remaining securities, and each remaining holder may require the person to acquire the remaining holder’s securities;

•	an offer made pursuant to an exemption granted by the Takeovers Panel.

The term “associate” is very widely defined. A person is an “associate” of another person if (i) the persons are acting jointly or in concert (ii) the first person acts, or is accustomed to act, in accordance with the wishes of the other person (iii) the persons are related companies (iv) the persons have a business relationship, personal relationship or an ownership relationship such that they should, under the circumstances, be regarded as associates (v) the first person is an associate of a third person who is an associate of the other person and the nature of the relationships between any of those persons is such that under the circumstances, the first person should be regarded as an associate of the other person. A director of a company or other body corporate is not an associate of that company or body corporate merely because he or she is a director of that company or body corporate.

The Takeovers Code contains detailed requirements for partial offers and full offers, and other features which include:

•	detailed disclosure requirements for both the offeror and Telecom’s Board specifying the contents of the offeror’s takeover notice and Telecom’s statement in response;

•	an offer must be on the same terms and conditions, including the same consideration, to all holders of securities of the same class;

•	a requirement for directors to obtain a report on the merits of an offer from an advisor whom the Takeovers Panel considers is independent and has approved;

•	the offer must be open between 30 and 90 days, although a full offer can be extended up to 60 days if it is not conditional on a minimum level of acceptance or minimum acceptance conditions have been satisfied;

•	where the offeror holds or controls less than 50% of the voting securities, the offer must be conditional on receiving acceptances which will bring total voting rights that the offeror holds above the 50% threshold, unless it is a partial offer and shareholder approval for a lesser percentage is obtained;

Item 10    173

•	although an offer can be conditional, the conditions cannot depend on the judgment of the offeror or any of their associates or be within the power or control of the offeror or any of their associates;

•	offers may be varied to increase the consideration or add a cash component to the consideration. If the offer is varied the variation must apply to all offerees whether or not they have already accepted;

•	restrictions, except in limited circumstances, on any tactics by directors which might “frustrate” an offer.

If the Takeovers Code is breached the Takeovers Panel has a limited power to make restraining orders on any terms and conditions the Panel thinks fit preventing an acquisition or suspending the right to vote securities acquired in breach of the Takeovers Code, for a period of up to 21 days. Otherwise, the remedy for non-compliance with the Takeovers Code is to apply to the High Court of New Zealand, which has the power to grant much wider orders restraining conduct, directing the sale of securities or controlling the exercise of voting rights. The Court may excuse contravention where the breach was inadvertent, and the Takeovers Panel may grant retrospective exemptions. In addition, the Takeovers Act provides for the Court to impose financial penalties for a contravention of the Takeovers Code. The Takeovers Panel and the Court cannot compel the party in breach to make a full takeover offer.

Disclosure of shareholder ownership

Securities Markets Act

Under the New Zealand Securities Markets Act 1988 persons who hold relevant interests in 5% or more of Telecom’s voting securities (including persons who hold such an interest through the holding of ADRs) are required to notify Telecom and NZX of their interests in writing and in a prescribed form, on commencing to have such an interest, ceasing to have such an interest and changes of 1% in their interest or of changes to the nature of their interest. The term “Relevant Interest” is broadly defined by the Securities Markets Act, as described under the heading “Limitations on Shareholdings” above. Relevant interests held by related companies are aggregated. Telecom must inform ASX on receipt of such notices.

Depositary agreement

Each beneficial holder shall provide information requested by Telecom, the Board or the Kiwi Shareholder, pursuant to New Zealand law, the constitution, the NZSX Listing Rules and the requirements of any other stock exchange on which Telecom shares are listed. This information may include the capacity in which ADRs or shares are owned or held, the identity, address, and nature and extent of interest of such holder and such other information that is likely to assist in identifying a “Relevant Interest” holders and the nature of that interest.

On such information being requested, an ADR holder must inform the Depositary in writing of all relevant information, and the Depositary will, unless otherwise instructed by Telecom, forthwith pass on such information to Telecom.

Item 10    174

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

Material contracts

Not applicable.

Exchange controls

The NZ dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders. See “United States Taxation—Dividends”, for a description of the taxation on dividend returns to shareholders. Interest payments to non-resident holders of debt securities are subject to Non Resident Withholding Tax (“NRWT”), however, issuers may instead seek approval to pay an Approved Issuer Levy (“AIL”), representing 2% of the interest payments.

Taxation

The following summary is based on tax laws of the United States and New Zealand in effect on the date of this Report, and is subject to changes in United States or New Zealand law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than the United States or New Zealand.

This summary does not describe United States federal estate and gift tax considerations, nor state and local tax considerations within the United States, and is not a comprehensive description of all United States federal or New Zealand tax considerations that may be relevant to a decision to purchase, sell or hold ADSs or shares. Furthermore, this summary does not address United States federal income tax or New Zealand income tax considerations relevant to holders of ADSs or shares who are subject to taxing jurisdictions other than, or in addition to the United States and New Zealand, and does not address all possible categories of United States holders, some of which (such as tax-exempt entities, insurance companies, securities dealers, holders who hold ADSs or shares as part of a hedging, straddle or conversion transaction, holders of 10% or more of the total combined voting power of Telecom shares) may be subject to special rules.

This summary contains a description of the principal United States federal and New Zealand tax consequences of the purchase, ownership and disposition of ADSs or shares by a “United States holder” only (as separately defined in “United States Taxation” and “New Zealand Taxation” below).

Item 10    175

United States taxation

As used in this section “United States Taxation,” the term “United States holder” means a beneficial owner of ADSs or shares that is (i) an individual citizen or resident of the United States (ii) a corporation or other entity taxable as a corporation organised under the laws of the United States or any state therein (iii) an estate the income of which is subject to United States federal income tax without regard to its source (iv) a trust if a United States Court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or, if the trust was in existence on 20 August 1996 and has elected to be treated as a United States person. This discussion assumes that United States holders hold ADSs or shares as capital assets.

If an entity that is classified as a partnership for United States federal tax purposes holds ADSs, the United States federal income tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are classified as partnerships for United States tax purposes and persons holding ADSs through such entities should consult their tax advisors.

For United States federal income tax purposes holders of ADSs will be treated as owners of the underlying shares represented by the ADSs.

Dividends

For United States federal income tax purposes the gross amount of all dividends paid (without reduction for New Zealand withholding tax) with respect to ADSs or shares out of current or accumulated earnings and profits as determined under United States federal income tax principles (E&P) to a United States holder, will be treated as foreign source ordinary income to such holder. See “New Zealand Taxation – Dividends”. Dividends paid to non-corporate United States holders after 31 December 2002 and before 1 January 2009 that constitute qualified dividend income will be taxable at a maximum rate of 15%, provided that the ADSs or shares are held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, and meet other holding period requirements. Telecom believes dividends that Telecom pays with respect to ADSs or shares generally will be qualified dividend income. United States corporations that hold ADSs or shares will generally not be entitled to the “dividends received deduction” generally available for dividends received from United States corporations (and certain non-United States corporations). To the extent a distribution exceeds E&P it will be treated first as a return of the holder’s basis to the extent thereof, and then as gain from the sale of a capital asset.

A distribution of shares by Telecom to its shareholders made as part of a pro-rata distribution to all shareholders of Telecom generally will not be treated as a taxable dividend to United States holders.

For United States federal income tax purposes the amount of any distribution paid in NZ dollars will be the US dollar value of the NZ dollars at the spot currency exchange rate in effect on the date of receipt of the distribution by the United States holder or by the Trustee, whether or not the NZ dollars are in fact converted into US dollars at that time. No additional currency exchange gain or loss will be recognised by a United States holder if the NZ dollars received are converted into US dollars on the date received at that spot rate. Currency gain or loss, if any, realised on the disposition of NZ dollars generally will be a foreign currency gain or loss, which is United States source, ordinary income or loss.

Item 10    176

The withholding tax imposed by New Zealand is a creditable foreign tax for United States federal income tax purposes in an amount generally equal to the US dollar equivalent of the withholding tax paid (i) for cash basis taxpayers, at the conversion rate in effect on the day the withholding tax is paid (ii) for accrual-basis taxpayers, at the average exchange rate for the taxable year to which the withholding tax relates (or at the conversion rate in effect on the day the withholding tax is paid if the accrual basis taxpayer makes such an election). Therefore, the holder will generally be entitled to treat the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid if the holder does not elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended).

The Internal Revenue Code imposes a number of limitations on the use of foreign tax credits. In general, foreign tax credits are limited to the same proportion of the United States tax against which such credit is taken, which the taxpayer’s net taxable income from the sources outside of the United States (foreign source income) bears to the taxpayer’s entire net taxable income for the taxable year. This foreign tax credit limitation must be computed separately for specific classes of income. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. The rules governing the foreign tax credit are complex. The availability of the foreign tax credit and the application of the limitations on the credit are fact-specific and investors should consult their own tax advisors regarding their individual circumstances.

Capital gains and losses

Gain or loss recognised by a United States holder on the sale or other disposition of ADSs or shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the holder’s basis in the ADSs or shares and the amount realised upon their disposition. Capital losses are generally deductible only against capital gains and not against ordinary income. The capital gain or loss will be long-term or short-term depending on whether the holder has held the ADSs or shares for (i) more than one year (which is subject to a maximum rate of 15% for certain non-corporate taxpayers if the gain is recognised on or after 6 May 2004 and before 1 January 2009) (ii) not more than one year (which is subject to a maximum rate of 35% for certain non-corporate taxpayers, respectively).

Capital gain recognised by a United States holder on the sale or other disposition of ADSs or shares will be United States source gain. Losses from the sale of ADSs or shares will generally be sourced in the same manner as gains from the sale of such ADSs or shares. However, United States Treasury Regulations include a dividend recapture rule, and other exceptions may apply. Investors are encouraged to consult their tax advisors regarding the proper treatment of such losses.

Exchanges, deposits and withdrawals of shares for ADSs or ADSs for shares by a United States holder, will not result in recognition of gain or loss for United States federal income tax purposes.

Item 10    177

Backup withholding and information reporting

Information reporting generally will apply to payments of dividends on, and proceeds from the sale or redemption of, ADSs or shares made within the United States to a United States holder of ADSs or shares (other than an exempt recipient, including a corporation and certain other persons). Backup withholding, at a rate of 28%, may apply to those amounts if a United States holder (other than an exempt recipient) fails to provide an accurate tax identification number or to report interest and dividends required to be shown on its United States federal income tax returns. The amount of backup withholding imposed on a payment to a United States holder will be allowed as a credit against the holder’s United States federal income tax liability.

New Zealand taxation

As used in this section “New Zealand Taxation” the term “United States holder” means a beneficial owner of ADSs or shares that (i) is resident in the United States for tax purposes and is accepted as such by the New Zealand taxing authorities (ii) is not also resident in New Zealand for New Zealand tax purposes (iii) does not hold ADSs or shares in connection with any permanent establishment or fixed base in New Zealand.

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

New Zealand operates a full imputation system of corporate taxation. Under the imputation system New Zealand tax paid by Telecom gives rise to credits (known as imputation credits) which can be attached to its dividends and used by a shareholder, who is treated as a resident for New Zealand tax purposes, to offset such holder’s New Zealand income tax liability on those dividends. A United States holder cannot directly credit these imputation credits against such holder’s withholding tax liability. However, the financial impact of the New Zealand withholding tax on cash dividends paid to a United States holder can be reduced under the New Zealand Foreign Investor Tax Credit (FITC regime).

Under the FITC regime Telecom can obtain a tax credit based on the amount of imputation credits attached to dividends paid to non-New Zealand tax residents. This tax credit reduces Telecom’s tax liability, providing it with cash to make a supplementary dividend distribution to non-New Zealand tax residents, which is in addition to the ordinary dividend. Provided that the cash dividend has imputation credits attached at the maximum rate allowed, the overall effect is that a non-New Zealand tax resident generally receives an aggregate after New Zealand tax cash dividend equating to the amount that would have been received if the withholding tax had not been imposed. To the extent imputation credits are attached at less than the maximum rate allowed, the level of supplementary dividend is reduced and thus the level of aggregate cash dividend is reduced.

Item 10    178

In some cases certain forms of non-New Zealand sourced income derived by Telecom and distributed to United States holders will be subject to total New Zealand tax at an effective rate of 15%. The benefit of the lower effective tax rate in respect of such income can be delivered to a United States holder by payment of an additional dividend equating to any conduit tax relief credit allocated by Telecom to the United States holder. Telecom does not currently have a significant amount of conduit tax relief credits.

Stock dividends (also known as “bonus issues” for New Zealand tax purposes) made by Telecom will be categorised under New Zealand tax law as either taxable bonus issues or non-taxable bonus issues. Broadly speaking, taxable bonus issues arise where Telecom allows a shareholder to choose between the receipt of cash and the receipt of shares (where the shareholder takes the shares) or when Telecom issues shares and elects to treat the issue as a taxable bonus issue. In general, any distribution by Telecom on or in respect of its shares, other than a non-taxable bonus issue, will be considered a dividend for New Zealand tax purposes. Taxable bonus issues are treated as non-cash dividends for New Zealand tax purposes. Taxable bonus issues (as well as other non-cash dividends) made to a United States holder are subject to New Zealand withholding tax at the rate of zero percent to the extent that imputation credits are attached to the dividend at the maximum rate allowable. With respect to any remaining portion, New Zealand withholding tax will be payable by Telecom. Non-taxable bonus issues are not treated for New Zealand tax purposes as dividends, and the New Zealand withholding tax does not apply to them.

Share repurchases and cancellations by Telecom are subject to a regime which treats the repurchase or cancellation amount as a dividend to the extent that it exceeds the amount of available subscribed capital in Telecom. Available subscribed capital is essentially the amount paid to Telecom in respect of the issue of shares, less amounts of subscribed capital already returned to shareholders. If the amount paid on cancellation or redemption is less than the amount of Telecom’s available subscribed capital, the payment is generally not treated as a dividend. However, where shares are repurchased off-market and aggregate payments to shareholders are less than 10% of the market value of all shares in Telecom, or to the extent the repurchase is in lieu of a dividend, payments to shareholders are treated entirely as dividends. Where Telecom repurchases shares on-market, amounts received by shareholders are not dividends in the shareholders’ hands. However, to the extent the payments for on-market repurchases exceed the available subscribed capital, tax is effectively required to be paid by Telecom on that excess amount.

Capital gains

Under the tax treaty between New Zealand and the United States a United States holder who does not have, and has not had, a permanent establishment or fixed base in New Zealand, will not be subject to New Zealand tax on any gain on a sale of ADSs or shares. However, the tax treaty does not prevent New Zealand from taxing profits on sales of ADSs or shares held by a United States person where the profits or gains are attributable to a permanent establishment or fixed base available, or previously available, to such person in New Zealand. Although New Zealand does not have a capital gains tax as such, certain profits on share sales are taxed under New Zealand income tax rules (for example, where shares are acquired for the dominant purpose of resale, or by a securities dealer).

Item 10    179

Other taxes

Ordinarily, interest paid to non-residents is subject to NRWT at either the domestic rate of 15% or a reduced rate under any applicable double tax agreement. However, an issuer of a debt instrument to a non associated non-resident lender may apply to have the instrument registered and the interest made subject to AIL. AIL is a withholding equal to 2% of the interest payments.

No stamp duty is payable in New Zealand on transfers of the shares and no notice of such transfers need be given by a shareholder to New Zealand fiscal authorities. New Zealand Goods and Services Tax does not apply to share issues or transfers.

New Zealand gift duty will apply in respect of any gift by a United States holder of ADSs or shares where that gift and any other gift by the United States holder of property situated in New Zealand within 12 months before or after that first mentioned gift exceed in aggregate value NZ$27,000. For this purpose ADSs and shares are treated as property situated in New Zealand. Certain limited exemptions and reliefs exist. Gift duty applies at 5% on the excess amount of gifts over NZ$27,000 and rises on a graduated scale to a maximum rate of 25% on the excess amount of gifts over NZ$72,000.

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

Continuity of ownership requirement

Telecom must satisfy continuity of ownership requirements to retain its imputation credits. To this end it must maintain at least 66% of its ownership on a continuous basis from the date it derives imputation credits (i.e. pays a tax instalment) to the date it attaches those imputation credits to dividends (i.e. the date of the payment of the dividend). Accordingly, imputation credits in Telecom’s imputation credit account will be lost upon the occurrence of a more than 34% change in its ownership at any time between the derivation of those credits and the attaching of those credits to dividends.

Ownership is measured by reference either to shareholders’ voting interests or, in certain circumstances, to both voting interests and the market value of interests held in a company. In some cases an attribution rule can apply to treat all less-than 10% non-associated shareholders in Telecom as a single notional person. When this attribution rule applies changes in the individual holding of these shareholders can be disregarded for calculating continuity of ownership.

Other credits

Telecom may from time to time have other tax credits that it is able to attach to dividends. Considerations similar to those applying to imputation credits will arise. However, in the context of a conduit tax relief credit, the continuity of ownership requirement focuses on changes in the relative level of New Zealand

Item 10    180

resident and non-New Zealand resident shareholders in Telecom. If the percentage of New Zealand resident shareholders increases by more than 34% since a conduit tax relief credit (which has not been attached to a dividend) was generated, that conduit tax relief credit is lost and an equivalent tax payment must be made by Telecom.

Item 10    181

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Telecom is exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. Telecom employs risk management strategies including the use of derivatives such as interest rate swaps, interest rate options, foreign currency forwards, foreign currency options, foreign currency swaps and cross currency interest rate swaps to manage these exposures. Any gains or losses on these hedging financial instruments are generally offset by gains or losses on the underlying exposures being hedged. Telecom monitors the use of derivative financial instruments through the use of well-defined market and credit risk limits and timely reports to senior management. Telecom does not hold or issue derivative financial instruments for trading purposes. All contracts have been entered into with major creditworthy financial institutions, and the risk associated with these transactions is the cost of replacing these agreements at the current market rates in the event of default by the counterparts. Telecom does not have significant concentration of risk with any single party in any of its financial instruments.

Telecom has no exposure to market risk arising from changes in equity prices with respect to its investments in shares in listed companies following the sale of its investment in Independent Newspapers in June 2005.

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

The following table provides a sensitivity analysis of the estimated fair values of long-term debt and related derivatives, assuming an instantaneous 100 basis point upward and downward parallel shift in New Zealand and Australian yield curves as at 30 June 2005 and 2004. The probability of this actually occurring in practice is not factored into the model. The selection of a 100 basis point shift is provided as an indicative measure of the sensitivity of Telecom’s debt and derivative portfolios to movements in interest rates.

The model used to make the disclosures contained in the table calculates the fair value of each financial instrument against a swap curve obtained from independent market participants, adjusted by an appropriate credit margin. There have been no material changes in the parameters of that model for the period ended 30 June 2005 and there are no material limitations that would cause the disclosures in the table to not fully reflect the net market risk exposure.

Item 10    182

NZ$ billions	Fair value	Fair value assuming 100 basis point upward shift	Fair value assuming 100 basis point downward shift
As at 30 June 2005
Long-term debt and related derivatives (NZ yield curve exposure)	3.2	3.1	3.3
Long-term debt and related derivatives (Australian yield curve exposure)	0.6	0.6	0.6

Total	3.8	3.7	3.9

As at 30 June 2004
Long-term debt and related derivatives (NZ yield curve exposure)	3.8	3.8	3.9
Long-term debt and related derivatives (Australian yield curve exposure)	0.6	0.5	0.6

Total	4.4	4.3	4.5

Foreign exchange risk management

Telecom’s primary objective in managing foreign exchange risk is to protect against the risk that the eventual NZ dollar net cash flows resulting from purchases from foreign suppliers and foreign currency borrowings and expenditure will be adversely affected by changes in foreign currency exchange rates.

As at 30 June 2005 Telecom had used cross currency interest rate swaps with a contract value of NZ$2,543 million to hedge long-term debt denominated in Sterling, US dollars and Japanese yen into New Zealand dollars. At 30 June 2005 Telecom had used cross currency interest rate swaps with a contract value of A$483 million (New Zealand dollar equivalent NZ$526 million) to hedge long-term debt denominated in US dollars into Australian dollars for the purpose of funding AAPT.

As at 30 June 2004 Telecom had used cross currency interest rate swaps with a contract value of NZ$2,870 million to hedge long-term debt denominated in US dollars, Euros, Sterling, Swiss francs and Japanese yen into NZ dollars. At 30 June 2004 Telecom had used cross currency interest rate swaps with a contract value of A$483 million (New Zealand dollar equivalent NZ$530 million) to hedge long-term debt denominated in US dollars into Australian dollars for the purpose of funding AAPT.

As at 30 June 2005 Telecom had also used foreign currency forwards with contract values of NZ$1,329 million and foreign currency options with contract values of NZ$31 million to hedge forecast transactions that have a high probability of occurrence and firm purchase commitments (mainly denominated in US dollars), fair value changes in foreign currency receivables and payables and to hedge its net investments in foreign operations. As at 30 June 2004 Telecom had used foreign exchange forwards with contract values of NZ$1,322 million to

Item 10    183

hedge highly probable forecast transactions and firm purchase commitments (mainly denominated in US dollars), fair value changes in certain foreign currency receivables and payables and to hedge its net investments in foreign operations.

The following table provides a sensitivity analysis of the estimated fair values of foreign exchange contracts, broken down by hedge category assuming a 10% increase or decrease in the various exchange rates to which Telecom is exposed. The selection of a 10% increase or decrease is provided as an indicative measure of the sensitivity of Telecom’s derivative portfolio to movements in exchange rates.

The model used to make the disclosures contained in the table calculates the fair value of each financial instrument against an appropriate forward curve sourced from quoted market rates. There have been no material changes in the parameters of that model for the period ended 30 June 2005 and there are no material limitations that would cause the disclosures in the table to not fully reflect the net market risk exposure.

NZ$ millions	Fair value	Fair value assuming 10% increase	Fair value assuming 10% decrease
As at 30 June 2005
Foreign currency forward exchange contracts and options
Cash flow hedges of forecast transactions and firm commitments	(2)	(20)	19
Fair value hedges of changes in foreign currency receivables and payables	(1)	(2)	1
Hedges of net investments in foreign operations	(1)	93	(114)

Total	(4)	71	(94)

As at 30 June 2004
Foreign currency forward exchange contracts
Cash flow hedges of forecast transactions and firm commitments	(11)	(29)	9
Fair value hedges of changes in foreign currency receivables and payables	—	(2)	4
Hedge of net investments in foreign operations	(4)	93	(123)

Total	(15)	62	(110)

The functional currency for substantially all of Telecom’s foreign operations is the local currency. The translation of Statement of Financial Performance and Statement of Financial Position balances of these entities into NZ dollars results in translation adjustments, which are recorded in the foreign currency translation reserve. As at 30 June 2005 Telecom’s primary translation exposure was to the

Item 10    184

Australian dollar in respect of the Australian subsidiary that holds the investment in AAPT. This exposure is partially hedged, with gains or losses on the hedging contract also recorded in the foreign currency translation reserve, the impact of which is included in the table above.

Equity risk

At 30 June 2005 Telecom held no investments in listed securities.

At 30 June 2004 Telecom held a minority investment in Independent Newspapers. This investment was sold in June 2005 for NZ$272 million resulting in a gain of NZ$86 million.

The following table provides a sensitivity analysis of the estimated fair value of the investment in Independent Newspapers assuming a 10% increase and decrease in the market price. Fair values have been calculated based upon closing market prices and there are no material limitations that would cause the disclosures in the table to not fully reflect the net market risk exposure.

NZ$ millions	Fair value	Fair value assuming 10% increase in share price	Fair value assuming 10% decrease in share price
As at 30 June 2005
Listed securities	—	—	—
As at 30 June 2004
Listed securities	207	227	186

Item 10    185

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable for this period.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Telecom’s management, with the participation of Telecom’s Chief Executive Officer and Telecom’s Chief Financial Officer, evaluated the effectiveness of Telecom’s disclosure controls and procedures (as this term is defined in Rule 13a-15(e) under the United States Securities Exchange Act of 1934) as of 30 June 2005. In designing and evaluating the disclosure controls and procedures, management recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation and taking into account the foregoing, Telecom’s Chief Executive Officer and Telecom’s Chief Financial Officer concluded that, as of 30 June 2005, Telecom’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by Telecom in the reports that it files or submits under the United States Securities Exchange Act of 1934 is recorded, processed, summarised and reported on a timely basis, and are effective in ensuring that information required to be disclosed by Telecom in the reports it files or submits under the United States Securities Exchange Act of 1934 is accumulated and communicated to Telecom’s management, including its principal financial and executive officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There have been no changes in Telecom’s internal control over financial reporting (as this term is defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934) during the year ended 30 June 2005 that have materially affected, or are reasonably likely to materially affect, Telecom’s internal control over financial reporting.

Item 16. Reserved

Not applicable.

Item 16A. Audit Committee Financial Expert

Telecom’s Board determined at its August 2005 Board Meeting that the following members of its Audit and Risk Management Committee are “audit committee financial experts”, as that term is defined in Item 16A(b) of Form 20-F for the purposes of the SEC’s rules:

•	Mr Baines;

•	Dr Deane; and

•	Mr McLeod.

The Board also determined at that time that Mr Baines, Dr Deane and Mr McLeod are “independent”, in accordance with the criteria contained in the Board Charter and the independence standards set out in Rule 10A-3 under the United States Securities Exchange Act of 1934 (See “Item 6 – Directors, Senior Management and Employees”).

The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. A person who is deemed an “audit committee financial expert” is not deemed to be an expert for any other purpose, including for the purposes of section 11 of the United States Securities Exchange Act of 1934.

Item 16A    190

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

The Code of Ethics and Directors’ Code of Ethics, Board Charter, Market Disclosure Policy and other information relating to Telecom’s corporate governance practices are available on Telecom’s website at: www.telecom.co.nz/About Telecom/Governance At Telecom.

Any amendment to the Code of Ethics and Directors’ Code of Ethics will be posted on Telecom’s website.

Copies of Telecom’s Code of Ethics, Directors’ Code of Ethics and Board Charter are also available free of charge on request to the Company Secretary, by emailing TelecomBoard@telecom.co.nz or calling +64-4-498 9059.

Item 16B    191

Item 16C. Principal Accountant Fees

KPMG were the principal Auditors for the years ended 30 June 2005, 30 June 2004 and 30 June 2003.

	Telecom Group
	Year ended 30 June
	2005	2004	2003
	$000	$000	$000
Fees paid to principal Auditors:
Audit of financial statements	2,751	1,900	1,644
Other assurance services	790	846	350
Taxation services	—	—	—
Other services	—	57	22

Total fees paid to principal Auditors	3,541	2,803	2,016

Other assurance services relate to the audit of regulatory disclosures such as the Telecom List of Charges and the TSO, as required by Telecommunications legislation.

“Other services” for the years ended 30 June 2004 and 2003 principally comprise accounting policy advice.

External audit independence policy

Under Telecom’s External Audit Independence Policy the Audit and Risk Management Committee must pre-approve all audit and related assurance services provided by the Auditors. The Committee has delegated pre-approval authority to the Committee Chairman. All services approved by the Chairman are reported to the Audit and Risk Management Committee on a quarterly basis.

The Policy prohibits the Auditors from providing certain specified services and is designed to ensure that related assurance services provided by Telecom’s auditors are not perceived as conflicting with the independent role of the auditor.

The general principles to be applied in assessing related assurance services are as follows:

•	the external Auditors should not have any involvement in the production of financial information or preparation of financial statements such that they might be perceived as auditing their own work. This includes the provision of valuation services where such valuation forms an input into audited financial information;

•	the external Auditors should not perform any function of management, or be responsible for making management decisions;

•	the external Auditors should not be responsible for the design or implementation of financial IS; and

•	the separation between internal and external audit should be maintained.

Item 16C    192

Aside from core audit services Telecom’s auditors may provide the following services, with prior approval from the Audit and Risk Management Committee:

•	other assurance services (e.g. Telecommunications Service Obligation certification, trust deed reporting);

•	accounting policy advice (including opinions on compliance with New Zealand, international and United States Generally Accepted Accounting Practice);

•	listing advice; and

•	accounting/technical training.

However, it is not considered appropriate for Telecom’s Auditors to provide:

•	book-keeping/other services related to accounting records or financial statements;

•	the design of financial IS;

•	appraisal/valuation services/opinions as to fairness;

•	internal audit services;

•	structured finance advice;

•	due diligence services;

•	legal services (these are services that could only be provided by a person who is qualified in law);

•	tax planning, strategy and compliance services;

•	management functions;

•	broker/dealer/investment advisor/investment banking services;

•	services of an expert as an advocate;

•	actuarial services;

•	provision of temporary staff for appropriate assignments;

•	assistance in the recruitment of senior management; and

•	tax services to employees of Telecom who act in a financial reporting oversight role[1].

1	For the purposes of this exclusion the following persons are deemed to perform a financial reporting oversight role: Chief Executive Officer, Chief Financial Officer, Group Controller, Head of Finance for New Zealand, Head of Finance for Australia, Group Reporting Manager.

The External Audit Independence Policy can be viewed on Telecom’s website at www.telecom.co.nz/About Telecom/Governance at Telecom.

Item 16D    193

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16D    194

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser

No purchases of equity securities were made by or on behalf of Telecom or any “affiliated purchaser” during the last financial year.

Item 16E    195

PART III

Item 17. Financial Information

See Item 18.

Item 18. Financial Statements

In response to this item, Telecom incorporates by reference:

1.	The report of KPMG Independent Registered Public Accountants on page F-1.

2.	The Consolidated Financial Statements including the Notes on pages F-2 to F-60.

Items 17 - 18    196

Item 19. Exhibits

1.	The Telecom constitution as amended at the Annual Meeting of Shareholders held on 7 October 2004 (submitted to the Commission under cover of Form 6-K dated 14 October 2004).

2.1	Fourth Amended and Restated Deposit Agreement between Telecom, Citibank N.A., and Holders and Beneficial Owners of American Depositary Shares (was submitted to the Commission under cover of Form 6-K dated 17 April 2003).

2.2	Trust Deed dated 17 March 2000, as supplemented by a First Supplemental Trust Deed dated 1 June 2001, a Second Supplemental Trust Deed dated 30 November 2001, a Third Supplemental Trust Deed dated 19 December 2002, a Fourth Supplemental Trust Deed dated 16 December 2003 and a Fifth Supplemental Trust Deed dated 28 February 2005 relating to a Euro Medium-Term Note Programme, between TCNZ Finance Limited as Issuer, Telecom Corporation of New Zealand Limited and several of its guaranteeing subsidiaries named therein as Guarantors, and The Law Debenture Trust Corporation p.l.c. as Trustee (submitted to the Commission under cover of Form 6-K dated 5 December 2001 and 31 August 2005). In addition, Telecom is party to a number of other instruments defining the rights of holders of long-term debt. None of these instruments covers securities in an amount in excess of 10% of Telecom’s total assets. Telecom will furnish copies of those instruments to the Commission upon its request.

4.1	Telecom Share Option Scheme Rules (filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2003).

4.2	Telecom Restricted Share Scheme Rules (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules.

4.3	Telecom Share Rights Scheme (filed as Exhibit 4.3 to the Form 20-F for the fiscal year ended 30 June 2003).

4.4	Agreement for Sale and Purchase of Mobile Radio Network Assets between Telecom New Zealand Limited and TeamTalk Limited dated 30 June 2003 (filed as Exhibit 4.5 to the Form 20-F for the fiscal year ended 30 June 2003).

4.5	Chief Executive’s Employment Contract plus amendments thereto as follows:

•	Appointment Letter dated 10 August 1999.

•	Telecom Executive Option Scheme Offer Letter dated 10 August 1999.

•	Telecom Executive Option Scheme Offer Letter dated 7 August 2000.

•	Remuneration Letter dated 21 August 2001.

•	Telecom Share Option Scheme Grant Letter dated 28 September 2001 this was submitted to the Commission under cover of Form 6-K dated 5 December 2001.

•	Telecom Share Option Scheme Grant Letter and certificate dated 11 September 2002.

•	Remuneration Letter dated 15 November 2002.

Exhibits    197

(filed as Exhibit 4.5 to the Form 20-F for the year ended 30 June 2002).

•	Remuneration letter dated 11 November 2003 (filed as Exhibit 4.7 to the Form 20-F for the year ended 30 June 2003)

•	Chief Executive’s remuneration letter dated 8 December 2004 (filed as Exhibit 4.6 to the Form 20-F for the year ended 30 June 2004)

•	Chief Executive’s remuneration letter dated 23 August 2005.

4.6	Forms of Director appointment letters for directors appointed after 1 May 2004 and forms of Director confirmation of appointment letters (filed as Exhibit 4.7 to the Form 20-F for the year ended 30 June 2004).

4.7	Form of Executive Officer employment contract (filed as Exhibit 4.8 to the Form 20-F for the year ended 30 June 2004).

4.8	Performance Option Scheme and Grant Letter (filed as Exhibit 4.8 to the Form 20-F for the fiscal year ended 30 June 2003).

4.9	Performance Incentive Scheme (filed as Exhibit 4.9 to the Form 20-F for the fiscal year ended 30 June 2003).

4.10	Telecommunications Service Obligations Deed for Local Residential Telephone Service (submitted to the Commission under cover of Form 6-K dated 23 January 2002).

Certain schedules, exhibits or annexes have been omitted. Telecom hereby undertakes to provide them to the Commission upon its request.

8.	List of Significant Subsidiaries.

11	The Code of Ethics and Directors’ Code of Ethics (filed as Exhibit 11 to the Form 20-F for the year ended 30 June 2004).

12	Certifications under section 302 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2004 by each of the Chief Financial Officer and Chief Executive Officer.

13	Certifications under section 906 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2004 by each of the Chief Financial Officer and Chief Executive Officer.

Exhibits    198

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

/s/ Theresa Gattung
By:	Theresa Gattung
Its:	Chief Executive Officer and Managing Director

Date: 31 August 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Corporation of New Zealand Limited:

We have audited the accompanying consolidated statements of financial position of Telecom Corporation of New Zealand Limited and its subsidiaries (the Group) as of June 30, 2005 and 2004, and the related consolidated statements of financial performance and cash flows for the years then ended, all expressed in New Zealand dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of June 30, 2005 and 2004 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in New Zealand.

Accounting principles generally accepted in New Zealand vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements. Also, as described in Note 28, certain financial measures determined in accordance with US GAAP for the years ended June 30, 2004 and 2003 have been restated to correct certain errors primarily pertaining to the Group’s accounting for its investment in the Southern Cross Group.

KPMG

Wellington, New Zealand

24 August 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Financial Performance

For the year ended 30 June 2005

	notes	Group			Parent
(Dollars in millions, except per share amounts)		2005 $	2004 $	2003 $	2005 $	2004 $
Operating revenues
Local service		1,101	1,120	1,110	—	—
Calling	2	1,348	1,454	1,550	—	—
Interconnection		207	193	154	—	—
Mobile		841	813	796	—	—
Data		777	721	670	—	—
Internet		223	229	219	—	—
Solutions		321	54	34	—	—
Other operating revenues	2	787	776	666	565	320
Abnormal revenues	4	154	28	—	86	28

		5,759	5,388	5,199	651	348

Operating expenses
Labour	3	(735)	(594)	(548)	—	—
Cost of sales		(1,664)	(1,480)	(1,426)	—	—
Other operating expenses	3	(933)	(942)	(909)	—	—
Abnormal expenses	4	(59)	(121)	—	—	—

		(3,391)	(3,137)	(2,883)	—	—

Depreciation	12	(694)	(755)	(754)	—	—
Amortisation		(74)	(68)	(66)	—	—
Interest income		31	27	14	339	339
Interest expense	5	(320)	(361)	(407)	(418)	(380)

Earnings before income tax		1,311	1,094	1,103	572	307

Income tax (expense) / credit	6	(392)	(337)	(391)	26	21

Earnings after income tax		919	757	712	598	328

Minority interests in profits of subsidiaries		(3)	(3)	(3)	—	—

Net earnings attributable to shareholders	23	916	754	709	598	328

Net earnings per share (in cents)		47 ¢	39 ¢	38 ¢

Weighted average number of ordinary shares outstanding (in millions)		1,946	1,922	1,887

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Movements in Equity

For the year ended 30 June 2005

(Dollars in millions)	note	Group			Parent
		2005 $	2004 $	2003 $	2005 $	2004 $
Equity at the beginning of the year		2,208	1,767	1,328	4,218	4,159

Total recognised revenues and expenses
Net earnings attributable to shareholders		916	754	709	598	328
Minority interests in profits of subsidiaries		3	3	3	—	—
Movement in foreign currency translation reserve	16	(75)	(45)	(40)	—	—

		844	712	672	598	328

Contributions from owners
Capital contributed	16	28	15	—	28	15
Shares issued under the dividend reinvestment plan	16	84	142	145	84	142
Shares issued under the Restricted Share Scheme	16	4	6	1	4	6
Movement in deferred compensation		3	1	1	3	1

		119	164	147	119	164

Distributions to owners
Dividends:
Parent	16	(833)	(488)	(428)	(833)	(488)
Minority interests		(2)	(2)	(2)	—	—
Tax credit on supplementary dividends	16	95	55	52	95	55
Buy-out of minority interest		4	—	(2)	—	—

		(736)	(435)	(380)	(738)	(433)

Equity at the end of the year		2,435	2,208	1,767	4,197	4,218

Represented by:

Contributed capital	16	1,987	1,871	1,708	1,987	1,871
Foreign currency translation reserve	16	(363)	(288)	(243)	—	—
Minority interests		8	3	2	—	—
Retained earnings		798	620	299	2,205	2,345
Deferred compensation		5	2	1	5	2

Equity at the end of the year		2,435	2,208	1,767	4,197	4,218

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Financial Position

As at 30 June 2005

(Dollars in millions)	notes	Group		Parent
		2005 $	2004 $	2005 $	2004 $
ASSETS

Current assets:

Cash		235	238	—	—
Short-term investments	7	81	247	—	—
Receivables and prepayments	8	1,311	971	272	—
Inventories	9	56	50	—	—
Due from subsidiary company	20	—	—	1,147	1,264

Total current assets		1,683	1,506	1,419	1,264

Non-current assets:

Long-term investments	10	544	767	7,997	7,901
Intangibles	11	911	915	—	—
Property, plant and equipment	12	4,283	4,312	—	—

Total non-current assets		5,738	5,994	7,997	7,901

Total assets		7,421	7,500	9,416	9,165

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accruals	13	1,014	931	12	7
Debt due within one year	14	863	803	—	—
Due to subsidiary companies	20	—	—	5,207	4,940

Total current liabilities		1,877	1,734	5,219	4,947

Non-current liabilities:

Deferred taxation	6	136	120	—	—
Long-term debt	15	2,973	3,438	—	—

Total non-current liabilities		3,109	3,558	—	—

Total liabilities		4,986	5,292	5,219	4,947

Equity:	16

Shareholders’ funds		2,427	2,205	4,197	4,218
Minority interests		8	3	—	—

Total equity		2,435	2,208	4,197	4,218

Total liabilities and equity		7,421	7,500	9,416	9,165

On behalf of the Board

RODERICK DEANE, Chairman	THERESA GATTUNG, Chief Executive Officer and Managing Director

Authorised for issue on 24 August 2005

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Cash Flows

For the year ended 30 June 2005

	notes	Group			Parent
(Dollars in millions)		2005 $	2004 $	2003 $	2005 $	2004 $
Cash flows from operating activities
Cash was provided from / (applied to):
Cash received from customers		5,598	5,306	5,251	—	—
Interest income		30	21	11	338	339
Dividend income		7	5	3	7	5
Dividends received from subsidiary companies		—	—	—	558	315
Payments to suppliers and employees		(3,317)	(2,925)	(2,973)	—	—
Payments from provisions		—	—	(5)	—	—
Income tax paid	6	(297)	(352)	(307)	—	—
Interest paid on debt		(318)	(374)	(414)	(418)	(380)

Net cash flows from operating activities	23	1,703	1,681	1,566	485	279

Cash flows from investing activities
Cash was provided from / (applied to):
Sale of property, plant and equipment		19	10	31	—	—
Sale / (purchase) of short-term investments, net		169	(186)	162	252	(185)
Purchase of subsidiary companies		(84)	—	—	—	—
Purchase of long-term investments		(6)	(5)	(175)	(282)	—
Sale of long-term investments		23	198	54	—	198
Purchase of property, plant and equipment		(696)	(627)	(607)	—	—
Capitalised interest paid		(8)	(7)	(5)	—	—

Net cash flows (applied to) / provided from investing activities		(583)	(617)	(540)	(30)	13

Cash flows from financing activities
Cash was provided from / (applied to):
Proceeds from long-term debt		389	—	348	—	—
Repayment of long-term debt		(1,051)	(560)	(593)	—	—
Proceeds from / (repayment of) short-term debt, net		260	(54)	(457)	266	—
Capital contributed		28	14	—	28	14
Dividends paid		(749)	(346)	(286)	(749)	(344)

Net cash flows applied to financing activities		(1,123)	(946)	(988)	(455)	(330)

Net cash flow		(3)	118	38	—	(38)

Opening cash position (including bank overdrafts)		238	120	82	—	38

Closing cash position (including bank overdrafts)		235	238	120	—	—

See accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

Reporting Entity and Statutory Base

Telecom Corporation of New Zealand Limited is a company registered in New Zealand under the Companies Act 1993, and is an issuer for the purposes of the Financial Reporting Act 1993.

The financial statements presented are those of Telecom Corporation of New Zealand Limited (“Parent”, “the Company” or the “Parent Company”), its subsidiaries and associates (the “Telecom Group”, “Group” or “Telecom”).

Nature of Operations

Telecom is a major supplier of information and communications technology services in New Zealand and Australia. Telecom provides a full range of telecommunications products and services including local, national, international and value-added telephone services, mobile services, data and internet services, equipment sales and installation services, leased services and directories. Telecom is also a significant provider of information technology services, including systems integration, procurement, consulting and other technology services.

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

Associates

Associates are entities in which the Telecom Group has significant influence, but not control, over the operating and financial policies of the entity.

Associates are reflected in the consolidated financial statements using the equity method, whereby Telecom’s share of the post-acquisition net surplus of associates is included in consolidated earnings before interest and tax.

Where the equity accounted carrying amount of an investment in an entity falls below zero, the equity method of accounting is suspended and the investment recorded at zero. If this occurs, the equity method of accounting is not resumed until such time as Telecom’s share of losses and reserve decrements not recognised during the financial years in which the equity method was suspended are offset by the current share of profits and reserves.

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

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

(continued)

Revenue Recognition

Telecom recognises revenues as it provides services or delivers products to customers. Billings for telecommunications services (including fixed line, mobile and internet access billings) are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue is deferred in respect of the portion of fixed monthly charges that have been billed in advance.

Where multiple deliverables are provided in a transaction, these are separated and accounted for as single units based on their relative fair values unless individual deliverables have no stand-alone value.

Revenue from the sale of prepaid mobile minutes is initially deferred, with recognition occurring when the minutes are used by the customer.

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

Investments

Long-term investments are stated at cost. Long-term investments include the Parent’s investment in subsidiaries.

Where, in the opinion of the Directors, there has been impairment in the value of investments this is recognised in the current period.

Property, plant and equipment

Property, plant and equipment is valued as follows:

•	The value of property, plant and equipment purchased from the Government was determined on the basis of depreciated replacement cost using estimated remaining lives as at 1 April 1987.

•	Subsequent additions are valued at cost. The cost of additions to plant and equipment and other assets constructed by Telecom consists of all appropriate costs of development, construction and installation, comprising material, labour, direct overhead and transport costs.

•	For each asset project, interest costs incurred during the period required to complete and prepare the asset for its intended use are capitalised as part of the total cost.

Software Developed for Internal Use

Telecom capitalises the direct costs associated with the development of network and business software for internal use where project success is regarded as probable. Capitalised costs include external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees (including contractors) directly associated with the project and interest costs incurred while developing the software. Software developed for internal use is depreciated over its useful life.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

(continued)

Depreciation

Depreciation is charged on a straight-line basis to write down the cost of property, plant and equipment to their estimated residual value over their estimated useful lives, which are as follows:

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

Where property, plant and equipment is disposed of, the profit or loss recognised in the Statement of Financial Performance is calculated as the difference between the sale price and the carrying value of the asset.

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

Debt

Debt is stated at face value adjusted for unamortised discounts, premiums and prepaid interest. Discounts, premiums and prepaid interest are amortised to interest expense on a yield to maturity basis over the period of the borrowing. Borrowing costs such as origination, commitment and transaction fees are deferred and amortised over the period of the borrowing.

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

Taxation

The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for items that will not become deductible for taxation purposes.

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

Where capital project commitments are hedged against foreign currency rate risk, the exchange difference on the hedging transaction up to the date of purchase and all other costs associated with the hedging transaction are capitalised as part of the cost of the item of property, plant and equipment.

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

Share Based Payments

An expense for share based payments made to employees is recognised over the vesting period, based on the fair value of the instrument at grant date.

For restricted shares the intrinsic value is deemed to be the fair value. For share options an option pricing model is used.

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

Changes in Accounting Policies in the Current Financial Year

There have been no changes in accounting policy during the year ended 30 June 2005. The accounting policies used in the preparation of the financial statements for the year ended 30 June 2005 are consistent with those used in the preparation of the financial statements for the years ended 30 June 2004 and 2003.

NOTE 2 CALLING AND OTHER OPERATING REVENUES

Year ended 30 June (Dollars in millions)	Group			Parent
	2005 $	2004 $	2003 $	2005 $	2004 $
Calling
National	988	1,053	1,098
International	334	364	401
Other	26	37	51

	1,348	1,454	1,550

Other operating revenues
Resale	337	317	278	—	—
Directories	230	221	207	—	—
Equipment	69	72	69	—	—
Miscellaneous other	144	161	109	—	—
Dividends from investments	7	5	3	7	5
Dividends from subsidiary companies	—	—	—	558	315

	787	776	666	565	320

International Revenue

Included within international calling revenue is the net margin on transit traffic. Transit revenue is generated where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers’ networks. Telecom receives an inwards payment from the originating carrier and makes an outpayment to the terminating carrier. The net of these payments is recorded within Telecom’s international calling revenue. Gross payments under transit arrangements are shown below:

Year ended 30 June (Dollars in millions)	Group
	2005 $	2004 $	2003 $
Inwards payments	179	183	254
Outpayments	(150)	(149)	(211)

Transit margin	29	34	43

NOTE 3 OPERATING EXPENSES

Labour

Included in labour costs are pension contributions of $2 million to the New Zealand Government Superannuation Fund (30 June 2004: $1 million, 30 June 2003: $2 million) and $12 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992, (30 June 2004: $11 million, 30 June 2003: $11 million). Telecom has no other obligations to provide pension benefits in respect of employees.

Other Operating Expenses

Year ended 30 June (Dollars in millions)	Group
	2005 $	2004 $	2003 $
Other operating expenses include:
Lease and rental costs	52	49	53
Research and development costs	9	10	7
Advertising costs	118	99	92
Foreign exchange gains	—	(1)	(1)
Bad debts written off	59	51	53
(Decrease) / increase in provision for doubtful accounts	(19)	(15)	3
Movement in provision for inventory obsolescence	(2)	3	(2)
(Gain) / loss on disposal of property, plant and equipment	(7)	(5)	2
Directors’ fees	2	1	1

Telecom purchases services from a wide range of suppliers, of which a small number are individually significant suppliers as detailed below:

Alcatel – provide operational support and manage the development and integration of network assets;

EDS - responsible for the operation and support of Telecom’s IT systems;

Ericsson - provide operational support to the TDMA wireless network;

Lucent - provide operational support and manage the development and integration of the CDMA wireless network; and,

Sprint – provide access to mobile CPE supply arrangements, mobile applications and other marketing and service initiatives.

Telecom believes that other suppliers could provide similar services on comparable terms. A change in suppliers could cause disruption to Telecom’s core operations and network and service development activities, which might adversely impact financial results.

Auditors’ remuneration

	Group
Year ended 30 June (Dollars In thousands)	2005 $	2004 $	2003 $
Fees paid to principal auditors:
Audit of financial statements	2,751	1,900	1,644
Other assurance services	790	846	350
Other services	—	57	22

Total fees paid to principal auditors	3,541	2,803	2,016

Other assurance services relate to the audit of regulatory disclosures such as the Telecom List of Charges and the Telecom Service Obligation (“TSO”) as required by Telecommunications legislation.

Other services for the years ended 30 June 2004 and 2003 are principally accounting policy advice.

NOTE 4 ABNORMAL ITEMS

Year ended 30 June (Dollars In millions)	Group			Parent
	2005 $	2004 $	2003 $	2005 $	2004 $
Abnormal Revenues

Gain on sale of INL shares	86	—	—	86	—
Gain on sale of Intelsat	8	—	—	—	—
Recognition of Southern Cross support fees	41	—	—	—	—
Gain on repurchase of convertible notes	9	—	—	—	—
Gain on sale of Telecom Retail Stores	10	—	—	—	—
Gain on sale of Sky shares	—	28	—	—	28

	154	28	—	86	28

Abnormal Expenses

Write-down of TDMA network	24	110	—
Inter-carrier provisions	31	—	—
Restructuring costs	4	—	—
Partial recovery of AOL|7 write-down	—	(12)	—
Write-down of Australian LMDS assets	—	23	—

	59	121	—

Abnormal Revenues

Gain on sale of Independent Newspapers Limited (“INL”) shares (Group and Parent)

In June 2005, Telecom announced that it had sold its entire stake in INL to Nationwide News Pty Limited, an affiliate of News Corporation for $272 million. This resulted in a gain on sale of $86 million being recognised in June 2005. Proceeds from the sale were received in July 2005, therefore at 30 June 2005 Telecom included within receivables and prepayments a receivable of $272 million (see Note 8).

Gain on sale of Intelsat

In January 2005, Intelsat Limited announced the successful closing of its amalgamation with a private equity group. As part of the amalgamation, Intelsat’s shareholders (including Telecom, which owned a stake of approximately 0.5%) received US$18.75 per share in return for their shares. In March 2005 Telecom received $22 million for the sale of its stake in Intelsat resulting in a gain on sale of $8 million.

Recognition of Southern Cross support fees

Southern Cross restructured its banking facilities with its senior bank syndicate in April 2003. As part of the restructure, Telecom agreed to provide contingent credit support for a portion of the refinanced debt. In return for providing this support, support fees are payable to Telecom from Southern Cross. Telecom has not previously recognised these fees, as oversupply of capacity in the international telecommunications industry and uncertainties around future levels of demand were negatively impacting Southern Cross’ operations, creating uncertainty over the collectibility of the support fees. Since this time, acceleration in bandwidth utilisation has significantly improved the outlook for Southern Cross culminating in significant new sales being generated. As a result of the cash generated by the additional sales, collectibility of the support fees is now expected and accordingly Telecom has accrued fees payable by Southern Cross of $41 million ($37 million net of tax) at March 2005. This represents fees for the period from April 2003 to March 2005.

Gain on repurchase of convertible notes

Telecom issued $300 million of convertible notes in 2001. In November 2004 Telecom repurchased $150 million of these notes. Due to market movements since the notes were issued, the amount required to buy the notes back was $145 million, resulting in a gain on buyback of $5 million. In February 2005 Telecom repurchased the remaining $150 million of notes. The amount required to buy the second tranche of notes back was $146 million, resulting in a gain on buyback of $4 million.

NOTE 4 ABNORMAL ITEMS (continued)

Gain on Sale of Telecom Retail Stores

In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to the Leading Edge Group for $16 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million.

Gain on sale of shares in Sky (Group and Parent)

In October 2003, Telecom sold all its shares in Sky Network Television Limited (“Sky”) to INL. Total consideration received was $221 million, made up of approximately $157 million in cash with the remainder in the form of shares in INL. Telecom realised a gain of $28 million on the sale of its stake in Sky.

Abnormal Expenses

Write-down of TDMA network

Telecom currently operates both TDMA and CDMA mobile networks. Telecom’s marketing emphasis has been geared towards growing usage of the CDMA network, which offers greater functionality and high speed data capability. This resulted in a migration of the customer base from TDMA to CDMA. TDMA customer numbers and revenues have declined markedly since the launch of CDMA and this is expected to continue, with revenues expected to fall to marginal levels toward the end of 2007. Due to the decline in the TDMA customer base, particularly the higher value post-paid base, the present value of the net cash flows that the TDMA network was expected to generate no longer supported its carrying value. Accordingly an impairment charge of $110 million ($74 million net of tax) was recognised at 30 June 2004 to write the network down to its assessed value at that time. With the continued transition of customers from TDMA to CDMA, the cash flows generated by the TDMA network have continued to decline to the point where at 30 June 2005 the present value of net future cash flows was negligible. Accordingly, a further impairment charge of $24 million ($16 million after tax) was recognised at 30 June 2005 to write the network down to nil.

Inter-carrier provisions

An abnormal charge of $31 million ($21 million net of tax) was recognised in March 2005 by Telecom’s Australian subsidiary AAPT following an extensive reassessment of accruals and provisions for disputes in the inter-carrier area. The charge is a one-off adjustment required to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable. These changes in accrual assumptions relate to prior periods.

Restructuring costs

Following the purchase of Gen-i and Computerland there have been a number of savings identified through the combination of these businesses. Costs of $4 million ($3 million net of tax) have been incurred to achieve these savings. These costs principally consisted of redundancy costs. The restructuring is expected to be complete by the quarter ending December 2005.

Partial recovery of AOL|7 write-down

In the year ended 30 June 2002 shareholder advances of A$115 million to AOL|7 were fully written down as they were not expected to be recoverable. In the year ended 30 June 2004, an agreement was reached with the other shareholders of AOL|7 to sell the AOL|7 business. Telecom received $12 million as its share of the proceeds from sale. This amount was credited to abnormal expenses as a partial recovery of the previous write-down.

Write-down of Australian LMDS assets

AAPT operates an LMDS wireless access network in major Australian metropolitan areas. Usage of this network did not grow to originally forecast levels due to the use of alternative access technologies. The forecast net cash flows expected to be generated by this network did not support its carrying value and accordingly it was written down to its assessed amount at 30 June 2004. A charge of $23 million ($16 million net of tax) was recognised to write these assets down to their assessed recoverable value of $19 million.

NOTE 5 INTEREST

Year ended 30 June (Dollars in millions)	Group			Parent
	2005 $	2004 $	2003 $	2005 $	2004 $
Interest expense:
Fixed loans	289	294	298	—	—
Other interest	3	10	31	—	—
Capital notes	28	47	67	—	—
Convertible notes	8	16	16	—	—
Interest paid to subsidiary companies	—	—	—	418	380

	328	367	412	418	380
Less interest capitalised	(8)	(6)	(5)	—	—

Total interest expense	320	361	407	418	380

NOTE 6 INCOME TAX

The income tax expense / (credit) is determined as follows:

Year ended 30 June (Dollars in millions)	Group			Parent
	2005 $	2004 $	2003 $	2005 $	2004 $
Earnings before income tax
Domestic	1,264	1,093	1,084	572	307
Foreign	47	1	19	—	—

Earnings before income tax	1,311	1,094	1,103	572	307

Tax at current rate of 33%	433	361	364	189	101
Adjustment to taxation for permanent differences:
Gain on sale of investments	(31)	(8)	—	(28)	(9)
Amortisation of goodwill	23	20	22	—	—
Overprovided in prior years	—	(33)	(4)	—	(7)
Foreign sourced income not subject to tax	(19)	—	—	—	—
Intercompany dividends	—	—	—	(184)	(104)
Other	(14)	(3)	9	(3)	(2)

Income tax expense / (credit)	392	337	391	(26)	(21)

The income tax expense / (credit) is represented by:
Current taxation	377	400	351	(26)	(21)
Deferred taxation	15	(30)	44	—	—
Overprovided in prior years	—	(33)	(4)	—	—

	392	337	391	(26)	(21)

Domestic tax expense/(credit)	349	386	316	(26)	(21)
Foreign tax expense	28	14	35	—	—

Total current taxation	377	400	351	(26)	(21)

Deferred income tax expense / (credit) results from the following:
Depreciation	17	(37)	41	—	—
Provisions, accruals and other	(2)	7	1	—	—
Year 2000 expenditure	—	—	2	—	—

	15	(30)	44	—	—

Domestic deferred income tax expense/(credit)	33	(34)	40	—	—
Foreign deferred income tax expense/(credit)	(18)	4	4	—	—

Total deferred income tax expense / (credit)	15	(30)	44	—	—

NOTE 6 INCOME TAX (continued)

The IRD had previously issued amended income tax assessments to Telecom in respect of a transaction for the income years 1993 – 1999. Telecom disputed the assessments, but provided for the disputed tax. In 2004 Telecom reached a settlement with the IRD, which resulted in a credit to tax expense of $29 million.

30 June	Group		Parent
(Dollars in millions)	2005 $	2004 $	2005 $	2004 $
Current taxation:
Balance at the beginning of the year	35	9	(2)	(24)
Total taxation (expense) / credit in the current year	(377)	(400)	26	21
Taxation paid	297	352	—	—
Supplementary dividend tax credit
- previous year fourth quarter final	23	12	23	12
- first, second and third quarter interims	72	43	72	43
Transfers with subsidiary companies	—	—	—	11
Supplementary dividend tax credit offset with subsidiary companies	—	—	(125)	(55)
Overprovided in prior year	2	44	2	—
Other	(7)	(25)	—	(10)

Prepaid income tax (see Note 8) / (tax payable) (see Note 13)	45	35	(4)	(2)

Prepaid income tax/(tax payable) balances consist of the following:
Domestic prepaid income tax/(tax payable)	45	30	(4)	(2)
Foreign prepaid income tax/(tax payable)	—	5	—	—

	45	35	(4)	(2)

Deferred taxation:
Balance at the beginning of the year	(120)	(127)	—	—
Provided in the current year	(15)	30	—	—
Underprovided in prior year	(2)	(12)	—	—
Other	1	(11)	—	—

Deferred taxation	(136)	(120)	—	—

Deferred taxation balances consist of the following:
Depreciation	(166)	(149)	—	—
Provisions, accruals and other	30	27	—	—
Tax losses in overseas subsidiary	—	2	—	—

	(136)	(120)	—	—

Domestic deferred tax liability	(158)	(137)	—	—
Foreign deferred tax asset	22	17	—	—

	(136)	(120)	—	—

In accordance with the Income Tax Act 1994, Telecom received tax credits from the Inland Revenue Department equivalent to the supplementary dividends paid.

The Telecom Group has not recognised in its deferred taxation balance the tax effect of accumulated losses and timing differences in overseas subsidiaries amounting to $2 million at 30 June 2005 (30 June 2004: $43 million), based on the relevant corporation tax rate of the overseas subsidiary’s country of residence. Obtaining the benefits of the deferred tax balance is dependent upon deriving sufficient assessable income, meeting conditions for deductibility and complying with relevant tax legislation.

NOTE 7 SHORT-TERM INVESTMENTS

30 June (Dollars in millions)	Group
	2005 $	2004 $
Short-term deposits	80	236
Government securities	1	11

	81	247

NOTE 8 RECEIVABLES AND PREPAYMENTS

30 June (Dollars in millions)	Group		Parent
	2005 $	2004 $	2005 $	2004 $
Trade receivables	624	625	—	—
Less allowance for doubtful accounts	(42)	(61)	—	—

	582	564	—	—
Unbilled rentals and tolls	292	263	—	—
Prepaid income tax (see Note 6)	45	35	—	—
Prepaid expenses and other receivables	76	109	—	—
Receivable from sale of INL shareholding (see Note 10)	272	—	272	—
Southern Cross support fees receivable	44	—	—	—

	1,311	971	272	—

Allowance for doubtful accounts:
Balance at beginning of period	61	76
Charged to costs and expenses	40	36
Balance written off against provision	(59)	(51)

Balance at end of period	42	61

NOTE 9 INVENTORIES

30 June (Dollars in millions)	Group
	2005 $	2004 $
Maintenance materials and consumables	4	2
Goods held for resale	39	29
Revenue work in progress	3	1
Materials for self-constructed assets	13	23

	59	55
Less provision for inventory obsolescence	(3)	(5)

	56	50

Allowance for inventory obsolescence:
Balance at beginning of period	5	2
Charged to costs and expenses	—	3
Release from provision	(2)	—

Balance at end of period	3	5

NOTE 10 LONG-TERM INVESTMENTS

30 June (Dollars in millions)	Group		Parent
	2005 $	2004 $	2005 $	2004 $
International telecommunications investments	—	14	—	—
Advances to associate companies (see Note 20)	95	103	—	—
Shares in listed companies	—	186	—	186
Other long-term investments	449	464	—	—
Subsidiary companies
Shares	—	—	4,158	3,876
Term advances	—	—	3,839	3,839

	544	767	7,997	7,901

Sale of International Telecommunications Investments

Telecom sold its investment in Intelsat Limited in January 2005. Telecom received $22 million for the sale of its stake in Intelsat Limited resulting in a gain on sale of $8 million (see Note 4).

Associate Company Investments

30 June (Dollars in millions)	Group
	2005 $	2004 $
Cost of investment in associates	31	31
Opening balance of share of associates’ equity	(31)	(31)

Equity accounted value of the investment	—	—

Sale of shares in Listed Companies

Telecom sold its entire stake in INL in June 2005 for total consideration of $272 million. This resulted in a gain on sale of $86 million being recognised in June 2005. Proceeds from the sale were received in July 2005, therefore at 30 June 2005 Telecom had recorded a receivable of $272 million (see Note 8).

Other Long-Term Investments

Other long-term investments includes Telecom’s 19.9% stake in Hutchison 3G Australia Limited of A$400 million (30 June 2004: A$400 million).

Subsidiary companies – term advances

These term advances have interest rates ranging between 0% and 10% (30 June 2004: 0% and 10%).

NOTE 11 INTANGIBLES

	Group
(Dollars in millions)	Goodwill $	Spectrum licences $	Other intangibles $	TOTAL $
Cost
Balance at beginning of year	1,890	38	5	1,933
Acquisitions	75	—	—	75
Currency movements	(5)	—	—	(5)

Balance at end of year	1,960	38	5	2,003

Amortisation
Balance at beginning of year	1,015	2	1	1,018
Amortisation	70	2	2	74

Balance at end of year	1,085	4	3	1,092

Net book value at 30 June 2005	875	34	2	911

Net book value at 30 June 2004	875	36	4	915

Spectrum licences are being amortised over the licence period. Annual amortisation will be approximately $2 million per annum. Other intangible assets will be fully depreciated over the next year.

NOTE 12 PROPERTY, PLANT AND EQUIPMENT

(Dollars in millions)	Group
	Telecomm- unications equipment and plant $	Freehold land $	Buildings $	Other assets $	TOTAL $
Cost	9,806	100	623	1,482	12,011
Capital work in progress	83	—	24	115	222
Less accumulated depreciation	(6,535)	—	(332)	(1,083)	(7,950)

Net book value at 30 June 2005	3,354	100	315	514	4,283

Depreciation expense 2005	515	—	28	151	694

Cost	9,489	106	599	1,279	11,473
Capital work in progress	58	—	25	106	189
Less accumulated depreciation	(6,048)	—	(305)	(997)	(7,350)

Net book value at 30 June 2004	3,499	106	319	388	4,312

Depreciation expense 2004	599	—	27	129	755

Values Ascribed to Land and Buildings

Telecom’s properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network. The Directors estimate that the fair valuation of land and buildings (excluding properties designated for disposal) is approximately equivalent to their net book value as at 30 June 2005 taking into account their integral value to the network. Included in land and buildings at 30 June 2005 are properties held for sale of $3 million (30 June 2004 $1 million).

NOTE 12 PROPERTY, PLANT AND EQUIPMENT (continued)

Operating Leases

Included in telecommunications equipment at 30 June 2005 is equipment (principally customer premises equipment) leased to customers under operating leases with a cost of $551 million (30 June 2004: $503 million) together with accumulated depreciation of $436 million (30 June 2004: $380 million).

Included in buildings at 30 June 2005 are buildings on leasehold land with a cost of $11 million (30 June 2004: $11 million) together with accumulated depreciation of $4 million (30 June 2004: $3 million).

Finance Leases

Included in telecommunications equipment at 30 June 2005 are assets capitalised under finance leases with a cost of $1,200 million (30 June 2004: $1,249 million) together with accumulated depreciation of $649 million (30 June 2004: $580 million). This amount includes capacity acquired from Southern Cross, with a cost of $427 million (30 June 2004: $422 million) and accumulated depreciation of $79 million (30 June 2004: $70 million).

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

NOTE 13 ACCOUNTS PAYABLE AND ACCRUALS

30 June (Dollars in millions)	Group		Parent
	2005 $	2004 $	2005 $	2004 $
Trade accounts payable	702	620	—	—
Accrued personnel costs	121	108	—	—
Revenue billed in advance	90	78	—	—
Accrued interest	49	51	—	—
Tax payable (see Note 6)	—	—	4	2
Other accrued expenses	52	74	8	5

	1,014	931	12	7

NOTE 14 DEBT DUE WITHIN ONE YEAR

30 June (Dollars in millions)	Group
	2005 $	2004 $
Long-term debt maturing within one year (see Note 15)
Bonds and other loans (8.30%*)	545	748

Short-term debt
Notes	318	—
Australian commercial paper	—	55

	863	803

(* weighted average effective interest rate for Telecom Group – includes the effect of hedging transactions, see Note 17)

Notes comprise amounts issued under Telecom’s $500 million note facility guaranteed by Telecom Corporation of New Zealand Limited and certain other subsidiary companies. As at 30 June 2005 the notes had a weighted average interest rate of 7.04%.

Australian commercial paper comprised amounts issued under the TCNZ Finance Limited Australian Branch A$1,500 million Short Term Note and Medium Term Note Program (guaranteed by Telecom Corporation of New Zealand Limited and certain other subsidiary companies). Issues outstanding at 30 June 2004 were denominated in Australian dollars with a weighted average interest rate of 5.58%.

Telecom has in place a US$1 billion European Commercial Paper Programme and a $200 million Asian Commercial Paper Programme. These programmes were unutilised at 30 June 2005 and 30 June 2004.

As at 30 June 2005 Telecom had committed stand-by credit facilities of US$400 million with various major banks. Telecom also had committed overdraft facilities of $20 million with New Zealand banks and A$20 million with Australian banks. There are no compensating balance requirements associated with these facilities.

None of Telecom’s debt due within one year is secured.

NOTE 15 LONG-TERM DEBT

30 June (Dollars in millions)	Group
	2005 $	2004 $
Telebonds	321	362
Eurobonds	150	150
Euro Medium Term Notes	2,738	3,069
Capital Notes	327	327
Convertible Notes	—	300
Other loans	—	1

	3,536	4,209
Less unamortised discount	(18)	(23)

	3,518	4,186
Less long-term debt maturing within one year (see Note 14)	(545)	(748)

	2,973	3,438

Schedule of Maturities

Due 1 to 2 years (7.94%*)	703	554
Due 2 to 3 years (8.35%*)	243	702
Due 3 to 4 years (9.56%*)	740	543
Due 4 to 5 years (8.34%*)	15	739
Due over 5 years (7.84%*)	1,272	900

Total due after one year (8.34%*)	2,973	3,438

(* weighted average effective interest rate for Telecom Group – includes the effect of hedging transactions, see Note 17)

None of Telecom’s long-term debt is secured.

NOTE 15 LONG-TERM DEBT (continued)

TeleBonds

TCNZ Finance Limited, a subsidiary of the Company, has issued bonds (“TeleBonds”) to institutional and retail investors. These have been issued as income, compounding, or zero coupon bonds. TeleBonds have interest rates ranging from 6.25% to 9.60% and maturity dates between November 2005 and April 2016.

Eurobonds

Eurobonds are issued by TCNZ Finance Limited. Eurobonds on issue are denominated in US dollars, have an interest rate of 6.75% and mature on 11 October 2005. A cross currency interest rate swap has been entered into to manage the currency and interest rate risk exposure. The effective NZ dollar interest rate for the issue is 8.44%.

Euro Medium Term Notes

TCNZ Finance Limited launched a US$1 billion Euro Medium Term Note (“EMTN”) programme in March 2000. In May 2001 the programme was increased to US$2 billion. Both public debt transactions and private placements can be issued under the programme.

30 June (Dollars in millions)	Group
	2005 $	2004 $
5.5% due 19 April 2005, euro denominated	—	718
6.0% due 14 March 2006, GBP denominated	332	332
1.85% due 5 June 2007, yen denominated	412	412
6.125% due 12 December 2008, GBP denominated	690	690
6.75% due 14 December 2011, USD denominated	527	530
5.625% due 14 May 2018, GBP denominated	346	346
5.75% due 6 April 2020, GBP denominated	390	—
Private placement	41	41

	2,738	3,069

The private placement is denominated in yen. It has an interest rate of 2.0% and a maturity date of 8 June 2009.

Cross currency and interest rate swaps have been entered into to manage the EMTN’s currency and interest rate risk exposures. The effective interest rates inclusive of effects of hedging range from 7.29% to 9.65%.

In April 2005 the remaining balance of the Euro denominated notes matured and was partially refinanced with a GBP 150 million 15 year note issue.

NOTE 15 LONG-TERM DEBT (continued)

Capital Notes

30 June (Dollars in millions)	Group
	2005 $	2004 $
Various NZ dollar TeleNotes	146	146
6.5% due 10 February 2008, Restricted Capital Securities	181	181

	327	327

TCNZ Finance Limited has issued long-term fixed interest unsecured subordinated capital notes (“TeleNotes”).

TeleNotes are issued for an initial term at the end of which Telecom can, at its sole discretion, redeem the TeleNotes including any unpaid interest for cash, offer investors the option of continuing to hold the TeleNotes for a new term and at a new yield or redeem the TeleNotes including any unpaid interest by subscribing for and procuring the issue of ordinary shares in the Company to the noteholders at a price equivalent to 90% of the average closing price of the Company’s shares in the 10 business days preceding the election date. Had the TeleNotes been redeemed at 30 June 2005 this would have involved the creation of 57 million shares (30 June 2004: 62 million shares).

TeleNotes on issue mature in September 2006 and have interest rates ranging from 7.25% to 8.03%.

In February 1998, Telecom New Zealand Finance Limited, a Telecom financing subsidiary, issued to certain qualified institutional buyers in the United States of America, under an Offering Memorandum pursuant to US SEC Rule 144A, an aggregate principal amount of face value US$150 million 6.5% Restricted Capital Securities for an initial term of ten years.

Telecom entered into cross currency interest rate swaps to convert the US$150 million proceeds into NZ$256 million. The effective interest rate for the remaining notes is 8.52%. In August and September 2003 Telecom New Zealand Finance Limited repurchased a total of US$44 million of the notes on issue.

The Restricted Capital Securities rank pari passu with the TeleNotes issued in New Zealand and are similar in all material respects.

Convertible Notes

In May 2001, Telecom New Zealand Finance Limited, a Telecom financing subsidiary, issued NZ dollar denominated convertible notes for an aggregate principal amount of $300 million. The notes were issued for a term of seven years and paid a fixed coupon of 5.4%. Telecom repurchased $150 million of the notes on issue in November 2004 and repurchased the remaining $150 million of the notes in February 2005. This resulted in a gain on buyback of $9 million (see Note 4).

NOTE 16 EQUITY

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

The Company’s Constitution contains provisions that require Telecom to observe certain principles relating to the provision of telephone services and their prices, and that require the consent of the holder of the Kiwi Share and the Board of Telecom for a person to become the holder of an interest in 10% or more of the voting shares in Telecom.

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

Contributed Capital

Movements in the Company’s issued ordinary shares were as follows:

30 June (Dollars in millions)	2005		2004
	Number	$	Number	$
Shares at the beginning of the year	1,936,947,744	1,871	1,905,326,320	1,708
Shares issued under the dividend reinvestment plan	13,999,472	84	27,477,890	142
Shares issued under the restricted share scheme	769,169	4	1,001,978	6
Shares issued under the share rights scheme	107,369	1	171,483	1
Issue of new shares upon exercise of options	5,699,574	27	2,970,073	14

Shares at the end of the year	1,957,523,328	1,987	1,936,947,744	1,871

Each of the ordinary shares confers on the holder the right to vote at any general meeting of the Company except that the Company’s Constitution provides for certain restrictions on voting, including where a holder holds more than 10% of the ordinary shares in breach of shareholding limitations.

Foreign Currency Translation Reserve

Movements in Telecom’s foreign currency translation reserve are reconciled below:

30 June (Dollars in millions)	Group
	2005 $	2004 $
Balance at beginning of the year	(288)	(243)
Net exchange difference on translation of independent foreign operations	(87)	(71)
Hedge of net investment in independent foreign operations	20	54

	(67)	(17)
Tax effect of items included in foreign currency translation reserve	(8)	(28)

Total movement for the year	(75)	(45)

Balance at end of the year	(363)	(288)

NOTE 16 EQUITY (continued)

Telecom Incentive Schemes

Telecom has operated a share option scheme since 1994. During the year ended 30 June 2002, Telecom also established the Telecom Restricted Share Scheme and Telecom Share Rights Scheme.

Telecom Share Option Scheme

Telecom has operated a share option scheme since 1994 whereby certain key executives are granted a number of options to purchase ordinary shares in the Company. During the year ended 30 June 2002 the scheme was expanded to give both key executives and senior employees the option to participate in the scheme. The number of participants has subsequently been reduced from September 2003, with most employees now participating in the Restricted Share Scheme. Each option granted will convert to one ordinary share on exercise (provision is made for adjustment in certain circumstances). A participant may exercise his or her options (subject to employment conditions) any time during a prescribed period commencing at least one year from the date on which the options are conferred. A performance hurdle must be met in order to exercise any share options granted after August 2003. The total return to shareholders, measured as the combination of share price appreciation and dividends paid, must exceed the estimated cost of equity since the grant of the share option. External advisors will calculate the cost of equity annually from September 2005, when the first options subject to the hurdle are expected to vest. Achievement of the performance hurdle will be independently verified and once achieved, following the vesting of the share options, the share options may be exercised at any time up to and including the lapse date of the share options.

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

Information regarding options granted under the share option scheme is as follows:

	Option price* $	Number of options	Grant date fair value* $
As at 30 June 2002	5.94	20,717,762
Granted	4.92	14,514,314	1.06
Exercised	4.70	(33,675)
Lapsed	5.98	(4,848,123)

As at 30 June 2003	5.33	30,350,278
Granted	5.01	4,062,515	0.66
Exercised	4.85	(2,970,073)
Lapsed	5.47	(3,697,856)

As at 30 June 2004	5.45	27,744,864
Granted	5.95	4,655,876	0.72
Exercised	4.83	(5,699,574)
Lapsed	7.31	(3,844,579)

As at 30 June 2005	5.39	22,856,587

*	Weighted average

NOTE 16 EQUITY (continued)

	Options outstanding				Options currently exercisable
Period Granted	Options outstanding	Price range $	Price * $	Remaining life* (years)	Options exercisable	Price * $
1 April 1998 – 31 March 1999	20,043	8.54	8.54	0.1	20,043	8.54
1 April 1999 – 30 June 1999	31,417	8.12	8.12	0.1	31,417	8.12
1 July 1999 – 30 June 2000	640,333	7.86 – 8.80	8.13	0.3	640,333	8.13
1 July 2000 – 30 June 2001	2,229,064	5.19 – 6.77	6.61	1.1	2,229,064	6.61
1 July 2001 – 30 June 2002	3,842,799	4.70 – 5.27	4.73	2.0	3,810,184	4.73
1 July 2002 – 30 June 2003	7,705,178	4.43 – 5.27	4.93	3.0	2,803,685	4.93
1 July 2003 – 30 June 2004	3,780,603	5.01 – 5.59	5.01	4.0	—	—
1 July 2004 – 30 June 2005	4,607,150	4.94 – 6.30	5.95	5.3	—	—

	22,856,587				9,534,726

	Options outstanding			Options currently exercisable
Price range	Options outstanding	Price * $	Remaining life* (years)	Options exercisable	Price * $
4.00-4.99	11,387,132	4.86	2.9	6,446,563	4.80
5.00-5.99	8,826,844	5.53	4.6	465,790	5.53
6.00-6.99	1,950,818	6.75	1.2	1,930,580	6.76
7.00-7.99	278,446	7.86	0.3	278,446	7.86
8.00-8.99	413,347	8.34	0.3	413,347	8.34

	22,856,587			9,534,726

*	Weighted average

Telecom Restricted Share Scheme

In September 2001 the Telecom Restricted Share Scheme (“RSS”) was introduced for selected executives and senior employees of the Group. In September 2003 participation has been extended so that the majority of employees that previously participated in the Share Options Scheme now participate in the RSS. Under the RSS, company shares are issued to Telecom Trustee Limited, a Telecom subsidiary and purchased by participants using funds lent to them by the company and held on their behalf by Telecom Trustee Limited. Under the RSS, apart from some exceptional circumstances, the length of the retention period before awards vest is 3 years. Awards may vest in annual tranches. The price for each share under the RSS is the average end of day market price of Telecom shares reported on the New Zealand Exchange for the days on which the exchange is open for trading in the month immediately preceding the date on which the share is allocated. If the individual is still employed by the Group at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. The balance of the loans owing to the Group at 30 June 2005 is $11 million (30 June 2004: $7 million). The shares awarded are determined by a committee of the Board of Directors pursuant to the RSS.

Information regarding shares awarded under the RSS is as follows:

Number of shares
Unvested shares as at 30 June 2003	449,774
Awarded pursuant to RSS	1,052,786
Lapsed	(78,136)
Vested	(41,949)

Unvested shares as at 30 June 2004	1,382,475
Awarded pursuant to RSS	862,061
Lapsed	(117,675)
Vested	(208,989)

Unvested shares as at 30 June 2005	1,917,872

Percentage of total ordinary shares	0.09%

NOTE 16 EQUITY (continued)

Telecom Share Rights Scheme

The Telecom Share Rights Scheme (“SRS”) was introduced for selected executives and senior employees of the Group in September 2001. Under the scheme, participants are granted the option to purchase company shares at a nil exercise price. Under the SRS, the vesting period is usually three years from the allocation date of the options but this may vary between tranches granted. Except under special circumstances, the options will be exercisable at the end of a specified period only if the individual is still employed by the Group. The options granted are determined by a committee of the Board of Directors pursuant to the SRS.

Information regarding options granted under the SRS is as follows:

	Option price $	Number of options
As at 30 June 2003	—	426,524
Granted	—	1,059,194
Exercised	—	(171,483)
Lapsed	—	(287,937)

As at 30 June 2004	—	1,026,298
Granted	—	660,294
Exercised	—	(107,369)
Lapsed	—	(318,064)

As at 30 June 2005	—	1,261,159

	Options outstanding			Options currently exercisable
Period Granted	Options outstanding	Price $	Remaining life* (years)	Options exercisable	Price $
1 July 2002 – 30 June 2003	40,000	—	0.5	—	—
1 July 2003 – 30 June 2004	635,569	—	1.4	—	—
1 July 2004 – 30 June 2005	585,590	—	2.5	—	—

	1,261,159			—

*	Weighted average

NOTE 16 EQUITY (continued)

Dividends

Dividends declared and provided by the Company are as follows:

Year ended 30 June (Dollars in millions)	2005 $		2004 $		2003 $
Previous year fourth quarter dividend paid	184		96		94
Supplementary dividend	23		12		13
First quarter dividend paid	184		96		94
Supplementary dividend	24		12		13
Second quarter dividend paid	185		96		94
Supplementary dividend	24		12		13
Third quarter dividend paid	185		145		94
Supplementary dividend	24		19		13

	833		488		428

Fourth quarter dividend declared subsequent to balance date not provided for (see Note 25)	196		184		96
Fourth quarter special dividend declared subsequent to balance date not provided for (see Note 25)	196		—		—
Dividends per share (including dividends declared but not provided for, but excluding supplementary dividends)	48.5	¢	27.0	¢	20.0	¢

Telecom receives an equivalent tax credit from the Inland Revenue Department for the amount of supplementary dividends paid.

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan in the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2005, 13,999,472 shares with a total value of $84 million were issued in lieu of a cash dividend (30 June 2004: 27,477,890 shares and $142 million). From January 2004, shares issued under the dividend reinvestment plan were issued at the prevailing market price (previously shares were issued at a 3% discount). This amount is excluded from dividends paid in the Statement of Cash Flows.

NOTE 17 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

Telecom enters into forward exchange contracts to protect it from the risk that the eventual New Zealand dollar cash flows resulting from purchases from foreign suppliers and short-term foreign currency borrowings will be adversely affected by changes in exchange rates. Forward exchange contracts are also used to maintain an appropriate level of assets and liabilities in particular currencies.

The notional principal or contract amounts outstanding are as follows:

30 June (Dollars in millions)	Group			Parent
	Maturities	2005 $	2004 $	2005 $	2004 $
Cross currency interest rate swaps	2005-2020	3,069	3,400	—	—
Interest rate swaps	2005-2020	3,352	3,466	—	—
Forward exchange contracts	2005-2006	1,329	1,322	—	—
Currency options	2005-2006	31	—	—	—

The notional amounts of interest rate swaps do not represent amounts exchanged by the parties, and therefore, are not a direct measure of the exposure of Telecom through its use of derivative financial instruments. The amounts exchanged are calculated on the basis of the notional principal amounts and the other terms of the instruments, which relate to interest rates.

Electricity Price Risk

Telecom uses electricity hedges to reduce exposure to electricity spot price movements. At 30 June 2005 Telecom had contracts to hedge electricity consumption of 17 megawatts per hour (30 June 2004: 16 megawatts per hour) with maturity dates ranging from December 2005 to December 2007.

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

Telecom has certain derivative transactions that are subject to bilateral credit support agreements that require Telecom or the counterparty to post collateral to support mark-to-market valuation differences. No collateral has been posted by Telecom or any counterparty in the years ended 30 June 2005 and 30 June 2004.

Financial instruments which potentially subject Telecom to credit risk consist principally of cash, short-term investments, advances to associate companies, trade receivables and various off-balance sheet instruments. Telecom places its cash, short-term investments and off-balance sheet hedging instruments with high credit quality financial institutions and sovereign bodies and limits the amount of credit exposure to any one financial institution. Telecom has no significant concentrations of credit risk in respect of any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers included in Telecom’s customer base. As at 30 June 2005 the proceeds from the sale of INL shares of $272 million were recorded as a receivable, however, no significant credit risk exists with respect to this receivable at the balance date. Telecom has received the full proceeds from the sale of INL shares subsequent to the balance date.

NOTE 17 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Fair Values of Financial Instruments

The estimated fair values of Telecom’s financial instruments, which differ from the carrying values, are as follows:

30 June (Dollars in millions)	Group
	2005		2004
	Carrying value $	Fair value $	Carrying value $	Fair value $
Applicable financial instruments on the balance sheet:
Long-term investments – shares in listed companies	—	—	186	207
Long-term debt (see Note 15)	(3,518)	(3,082)	(4,186)	(3,920)

Financial instruments with off-balance sheet risk:
Interest rate swaps	(11)	(114)	(13)	(91)
Cross currency interest rate swaps	10	(600)	13	(413)
Foreign currency forward exchange contracts	(2)	(4)	(3)	(15)
Electricity hedges	—	—	—	(1)

In addition to the above carrying value of long-term debt, accrued interest payable of $64 million (30 June 2004: $71 million) is recorded in the Statement of Financial Position.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash, Short-Term Investments, Short-term Debt, Receivables and Prepayments, Accounts Payable and Accruals

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

Long-term Debt

The fair value of long-term debt is calculated based on market prices for interest rate swaps with similar maturities plus a credit margin to reflect the rates available to Telecom for similar debt securities.

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

NOTE 17 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Repricing Analysis

The following table indicates the effective interest rates, the earliest period in which recognised financial instruments reprice and the extent to which these factors have been modified by off-balance sheet financial instruments. This information provides a basis for the evaluation of the interest rate risk to which Telecom is exposed in the future.

(Dollars in millions)	Weighted effective interest rate	Within 1 year $	1-2 years $	2-3 years $	3-4 years $	4-5 years $	Greater than 5 years $	Total $
Financial assets:
Cash balances	5.46%	235	—	—	—	—	—	235
Investments	6.99%	81	—	—	—	—	—	81

Financial liabilities:
Debt	8.23%	(863)	(703)	(243)	(740)	(15)	(1,272)	(3,836)

Off-balance sheet instruments:
Interest rate swaps		2,462	(410)	(180)	(730)	—	(1,142)	—
Cross currency interest rate swaps		(2,587)	412	181	731	—	1,263	—

30 June 2005 repricing profile		(672)	(701)	(242)	(739)	(15)	(1,151)	(3,520)

30 June 2004 repricing profile		(340)	(554)	(700)	(542)	(738)	(779)	(3,653)

NOTE 18 COMMITMENTS

Operating Leases

Minimum rental commitments for all non-cancellable operating leases are:

30 June (Dollars in millions)	Group
	2005 $	2004 $
Payable within 1 year	56	48
Payable within 1-2 years	45	46
Payable within 2-3 years	43	37
Payable within 3-4 years	46	30
Payable within 4-5 years	23	27
Payable thereafter	83	80

	296	268

Capital Commitments

At 30 June 2005, capital expenditure amounting to $99 million (30 June 2004: $103 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network assets.

NOTE 19 CONTINGENCIES

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

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty and costs.

In March 2005, Asia Pacific Telecommunications Limited issued proceedings against Telecom alleging breaches of contract and duties owed by Telecom in respect of international switched transit services. The plaintiffs seek damages, interest and costs.

In disclosing aforementioned matters, the Directors of Telecom consider that the likelihood of a liability being incurred is remote.

The Commerce Commission issued proceedings against Telecom Mobile alleging that it had breached the Fair Trading Act and the Door to Door Sales Act 1967. The Commission alleged that in a marketing campaign in 2001 and early 2002 Telecom misled customers by not providing a right of cancellation. The Commission sought a declaration that 14,196 agreements were void and that customers may claim back any monies paid to Telecom under the agreements, and an order that would require Telecom to communicate this to affected customers, together with costs. The Commission failed to obtain summary judgment at the High Court but this was overturned by the Court of Appeal on 24 August 2005, with the Court granting the orders sought by the Commission. It is likely that Telecom will appeal to the Supreme Court. The Directors estimate that the amount that could be repaid in connection with this claim approximates $1 million to $15 million if the appeal to the Supreme Court is unsuccessful.

Various other minor lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations. All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Land Claims

As previously stated in Note 12, interests in land included in property, plant and equipment purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be waahi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to the Company by the Government and/or by the Company to its subsidiary companies. In the event that land is resumed by the Government, there is provision for compensation to Telecom.

Financial Instruments

There are contingent liabilities in respect of outstanding contracts for the sale and purchase of foreign currencies, cross currency interest rate swaps, interest rate swaps, interest rate options and foreign currency options. No significant losses are anticipated in respect of these matters.

AAPT had issued bank guarantees totalling A$5 million as at 30 June 2005 (30 June 2004: A$5 million).

Contingent Credit Support

Southern Cross restructured its senior debt facility on 30 April 2003 to better align debt repayments with anticipated future cash flows, extend maturity and provide additional financial flexibility. As part of this restructured facility Telecom is providing contingent credit support for up to US$33 million as at 30 June 2005 in favour of the senior bank syndicate. Southern Cross has recently been successful in securing significant additional sales, the receipts from which are expected to repay the debt against which Telecom has provided contingent support.

NOTE 19 CONTINGENCIES (continued)

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings including letters of credit in accordance with limited guarantees entered into as part of the transactions. The likelihood of losses in respect of these matters is considered to be remote.

Parent Company

The Parent Company has guaranteed, along with guaranteeing subsidiary companies, indebtedness of TCNZ Finance Limited amounting to $3,510 million (30 June 2004: $3,631 million) under a guarantee dated 27 May 1997 and trust deeds dated 25 October 1988, 3 April 1992, 17 March 2000, 18 December 2000 and 11 May 2001, together with subsequent supplemental trust deeds and interest thereon. The Parent Company has issued further guarantees in relation to commercial paper and other treasury activities of TCNZ Finance Limited. The Parent Company has also provided intercompany guarantees to Telecom New Zealand Limited.

NOTE 20 RELATED PARTY TRANSACTIONS

Interest of Directors in Certain Transactions

Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom’s directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arms-length commercial basis.

Advances to Associate Companies

As at 30 June 2005 Telecom had made a long-term shareholders’ advance of US$67 million (NZ$95 million) to Southern Cross Cables Holdings Limited at an interest rate of Libor + 0.75% (30 June 2004: US$65 million, NZ$103 million).

AAPT made an interest-free advance of A$115 million to AOL|7 Pty Limited (“AOL|7”) (formerly AOL Australia Pty Limited). This amount was not expected to be recoverable and accordingly was written down to zero at 30 June 2002. In the period ended 31 March 2004, an agreement was reached with the other shareholders of AOL|7 to sell the AOL|7 business. Telecom received $12 million as its share of the proceeds from sale. This amount was credited to abnormal expenses as a partial recovery of the previous write-down.

Other Transactions with Associate Companies

The Group provides network operations and management services to Southern Cross in respect of its operations in New Zealand. The Group has also derived revenue from Southern Cross for the construction of network facilities in New Zealand. The Group makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased on Southern Cross. The Group previously provided services to its then associate entity AOL|7 in 2004 and 2003. The group sold its shareholding in AOL|7 in 2004. Balances in respect of these transactions with associate companies are set out in the table below. The Group has also acquired capacity from Southern Cross under finance leases (see Note 12).

	Group
Year ended 30 June (Dollars in millions)	2005$	2004$	2003$
Revenue from associates	60	20	31
Expenses to associates	(7)	(15)	(16)
Receivables from associates	46	4	4
Payables to associates	—	—	(1)

NOTE 20 RELATED PARTY TRANSACTIONS (continued)

Parent Company

Amounts due from subsidiary companies are for no fixed term and are at an interest rate of 6.0%.

Amounts due to subsidiary companies are for no fixed term and are at a weighted average interest rate of 7.85% at 30 June 2005 (30 June 2004: 7.94%).

NOTE 21 SUBSIDIARY AND ASSOCIATE COMPANIES

At 30 June 2005, the significant companies of the Telecom Group and their activities were as follows:

	Country of incorporation	Interest held	Principal activity
Subsidiary Companies
Telecom New Zealand Limited	New Zealand	100%	Provides local, national, international and value-added telephone and data services.
Telecom Mobile Limited	New Zealand	100%	Provides mobile telecommunications services.
Telecom Directories Limited	New Zealand	100%	Publishes telephone directories.
Xtra Limited	New Zealand	100%	Internet service provider.
Gen-i Limited	New Zealand	100%	Systems integrator
Ceritas New Zealand Limited	New Zealand	100%	Technology solutions provider (trading as Computerland)
Telecom Retail Holdings Limited	New Zealand	100%	Retailer of telecommunications products and services.
Telecom IP Limited	New Zealand	100%	Owns group intellectual property.
Telecom Cook Islands Limited	Cook Islands	60%	Provides telecommunications services in the Cook Islands.
Telecom Samoa Cellular Limited	Western Samoa	90%	Provides mobile telecommunications services.
TCNZ Finance Limited	New Zealand	100%	A group finance company.
Telecom New Zealand Finance Limited	New Zealand	100%	A group finance company.
Telecom New Zealand Finance (No.2) Limited	Bermuda	100%	A group finance company
TCNZ Australia Investments Pty Limited	Australia	100%	A holding company.
Telecom Southern Cross Limited	New Zealand	100%	A holding company.
TCNZ (Bermuda) Limited	Bermuda	100%	A holding company.
Telecom Southern Cross Finance Limited	Bermuda	100%	A group finance company.
Telecom New Zealand International Australia Pty Limited	Australia	100%	Provides international wholesale telecommunications services.
TCNZ Australia Pty Limited	Australia	100%	Provides outsourced telecommunications services.
Telecom New Zealand Japan Kabushiki Kaisha	Japan	100%	Provides international wholesale telecommunications services.
Telecom New Zealand UK Limited	United Kingdom	100%	Provides international wholesale telecommunications services.
Telecom New Zealand USA Limited	United States	100%	Provides international wholesale telecommunications services.
AAPT Limited	Australia	100%	Provides value added telecommunications services.
Commerce Solutions Limited	Australia	100%	Provides e-commerce solutions.

Associate Companies
Pacific Carriage Holdings Limited	Bermuda	50%	A holding company.
Southern Cross Cables Holdings Limited	Bermuda	50%	A holding company.
Aurora Energy AAPT Pty Limited	Australia	33%	Telecommunications services provider.

The financial year-end of all significant subsidiaries and associates is 30 June.

NOTE 22 SEGMENTAL REPORTING

Industry segments

During 2004 and 2003, Telecom was organized and reported the results of its operations in five business segments: NZ Wired, NZ Wireless, International, Australia Consumer, and Australian Business. In 2005 Australian operations became increasingly integrated, delivering its telecommunications products and services to its consumer and business customer bases across common infrastructure with shared support functions. Beginning in 2005, Telecom changed its organization structure such that Australia operations are managed and reported as one segment: Australian Operations. Segment financial information has been restated for all periods in order to conform to the new structure.

Telecom management monitor business performance based on the following industry segments.

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

Australian Operations - comprises a full range of fixed line and wireless products and services provided to residential, small business and corporate customers in Australia. Telecom previously had two reporting segments within Australian Operations, Australian Consumer and Australian Business.

The accounting policies of the segments are the same as those set out in Note 1. Inter-segment sales are priced on an arms length basis. Interest income and interest expense are not allocated to the segments, as these are managed by a central treasury function. Hence management have defined the segment result as earnings before interest and taxation.

NOTE 22 SEGMENTAL REPORTING (continued)

As at and for the year ended 30 June 2005

	Telecom Group
(Dollars in millions)	NZ Wired $	NZ Wireless $	International $	Australian Operations $	Total Operating Segments $	Corporate and other $	Eliminations $	TOTAL $
Operating revenue:
External customers	3,297	797	139	1,362	5,595	10	—	5,605
Internal customers	7	—	200	17	224	4	(228)	—
Abnormal revenue*	—	10	—	—	10	144	—	154

Total revenue	3,304	807	339	1,379	5,829	158	(228)	5,759
Depreciation & amortisation	(376)	(94)	(64)	(160)	(694)	(74)	—	(768)
Abnormal expenses*	(4)	(24)	—	(31)	(59)	—	—	(59)
Earnings before interest and tax	1,443	149	42	(30)	1,604	(4)	—	1,600
Add interest income								31
Less interest expense								(320)

Earnings before income tax								1,311
Segment total assets	2,664	456	678	1,008	4,806	3,419	(804)	7,421
Expenditure on long-lived assets	426	89	35	118	668	35	—	703

As at and for the year ended 30 June 2004

	Telecom Group
(Dollars in millions)	NZ Wired $	NZ Wireless $	International $	Australian Operations $	Total Operating Segments $	Corporate and other $	Eliminations $	TOTAL $
Operating revenue
External customers	3,018	688	157	1,487	5,350	10	—	5,360
Internal customers	37	4	224	20	285	—	(285)	—
Abnormal revenue*	—	—	—	—	—	28	—	28

Total revenue	3,055	692	381	1,507	5,635	38	(285)	5,388
Depreciation & amortisation	(377)	(141)	(68)	(170)	(756)	(67)	—	(823)
Abnormal expenses*	—	(110)	—	(11)	(121)	—	—	(121)
Earnings before interest and tax	1,478	19	46	10	1,553	(125)	—	1,428
Add interest income								27
Less interest expense								(361)

Earnings before income tax								1,094
Segment total assets	2,793	435	758	1,172	5,158	3,519	(1,177)	7,500
Expenditure on long-lived assets	348	68	68	101	585	23	—	608

*	Abnormal revenues and expenses are described in note 4 to these financial statements.

NOTE 22 SEGMENTAL REPORTING (continued)

As at and for the year ended 30 June 2003

	Telecom Group
(Dollars in millions)	NZ Wired $	NZ Wireless $	International $	Australian Operations $	Total Operating Segments $	Corporate and other $	Eliminations $	TOTAL $
Operating revenue
External customers	2,937	617	203	1,437	5,194	5	—	5,199
Internal customers	26	3	192	29	250	—	(250)	—

Total revenue	2,963	620	395	1,466	5,444	5	(250)	5,199
Depreciation & amortisation	(379)	(171)	(51)	(159)	(760)	(60)	—	(820)
Earnings before interest and tax	1,453	116	46	17	1,632	(136)	—	1,496
Add interest income								14
Less interest expense								(407)

Earnings before income tax								1,103
Segment total assets	3,585	695	713	1,486	6,479	2,774	(1,498)	7,755
Expenditure on long-lived assets	314	69	108	83	574	26	—	600

Geographic segments

Disclosure of revenues, earnings before interest and taxation (being the performance measure of segment result used by management), long-lived assets and total assets on a geographical basis is set out below. Inter-segment sales are priced on an arms length basis.

As at and for the year ended 30 June 2005

	Telecom Group
(Dollars in millions)	New Zealand Operations $	Australian Operations $	Other Operations $	Eliminations $	Consolidated $
Operating revenue*
External customers	4,303	1,358	98	—	5,759

Earnings before interest and taxation	1,624	(31)	69	(62)	1,600
Interest income					31
Interest expense					(320)

Earnings before tax					1,311
Segment long-lived assets	3,586	643	54	—	4,283
Segment total assets	5,549	1,055	1,045	(228)	7,421

NOTE 22 SEGMENTAL REPORTING (continued)

As at and for the year ended 30 June 2004

	Telecom Group
(Dollars in millions)	New Zealand Operations $	Australian Operations $	Other Operations $	Eliminations $	Consolidated $
Operating revenue*
External customers	3,844	1,490	54	—	5,388

Earnings before interest and taxation	1,456	24	6	(58)	1,428
Interest income					27
Interest expense					(361)

Earnings before tax					1,094

Segment long-lived assets	3,484	768	60	—	4,312
Segment total assets	6,002	1,215	1,062	(779)	7,500

As at and for the year ended 30 June 2003

	Telecom Group
(Dollars in millions)	New Zealand Operations $	Australian Operations $	Other Operations $	Eliminations $	Consolidated $
Operating revenue*
External customers	3,660	1,466	73	—	5,199

Earnings before interest and taxation	1,499	24	24	(51)	1,496
Interest income					14
Interest expense					(407)

Earnings before tax					1,103

Segment long-lived assets	3,674	900	61	—	4,635`
Segment total assets	6,363	1,377	868	(853)	7,755

*	Further details of operating revenue by product are provided in the table showing analysis of Group revenues on page 85 in Item 5 of the 20-F.

NOTE 23 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Group			Parent
Year ended 30 June (Dollars in millions)	2005 $	2004 $	2003 $	2005 $	2004 $
Net earnings attributable to shareholders	916	754	709	598	328
Adjustments to reconcile net earnings to net cash flows from operating activities
Depreciation and amortisation	768	823	820	—	—
Bad and doubtful accounts	41	36	56	—	—
Deferred income tax	16	(7)	56	—	—
Minority interests in profits of subsidiary	3	3	3	—	—
Abnormal revenues and expenses	(95)	105	—	(86)	—
Other	(6)	(6)	—	—	—
Changes in assets and liabilities net of effects of non-cash and investing and financing activities
(Increase) / decrease in accounts receivable and related items	(40)	(72)	133	—	—
Increase in inventories	—	(8)	(6)	—	—
Increase / (decrease) in current taxation	80	(8)	29	(26)	(21)
Decrease in provisions	—	—	(5)	—	—
Increase / (decrease) in accounts payable and related items	20	61	(229)	(1)	(28)

Net cash flows from operating activities	1,703	1,681	1,566	485	279

NOTE 24 IMPUTATION CREDIT ACCOUNT

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

The movements in the imputation credit accounts are detailed below:

	Group			Parent
Year ended 30 June (Dollars in millions)	2005$	2004$	2003$	2005$	2004$
Balance at the beginning of the year	(498)	(308)	(152)	(11)	(8)
New Zealand income tax paid	(285)	(345)	(291)	—	—
Imputation credits attached to dividends received	(3)	(2)	(2)	—	(158)
Imputation credits attached to dividends paid	268	157	137	—	155
Transfer to Telecom imputation group	—	—	—	11	—

Balance at the end of the year	(518)	(498)	(308)	—	(11)

In March 2005, the parent company became a member of the Telecom Imputation Group by election under Part F Subpart DB of the Income Tax Act 1994 with effect from 1 April 2004. As a result, the credit balance for the parent company reported in the 2004 annual report has been transferred to the Telecom Imputation Group imputation credit account. As at 30 June 2005, the Telecom Imputation Group imputation credit account had a closing credit balance of $518 million. These imputation credits are available to attach to dividends paid by the parent company

NOTE 25 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividends

On 4 August 2005, the Board of Directors approved the payment of a fourth quarter dividend of $196 million, representing 10.0 cents per share. In addition, a supplementary dividend totalling approximately $26 million will be payable to shareholders who are not resident in New Zealand. On 4 August 2005 the Board of Directors also approved the payment of a special dividend of $196 million, representing 10.0 cents per share. A supplementary dividend relating to this special dividend totalling approximately $26 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

NOTE 26 QUARTERLY FINANCIAL INFORMATION (UNAUDITED AND NOT REVIEWED)

(Dollars in millions, except per share amounts)	Operating revenues (including abnormal items) $	Abnormal items $	Net earnings attributable to shareholders $	Net earnings per share ¢
Quarter ended
30 September 2004	1,391	10	193	10
31 December 2004	1,406	5	198	10
31 March 2005	1,463	22	259	13
30 June 2005	1,499	58	266	14

Year ended 30 June 2005	5,759	95	916	47

Quarter ended
30 September 2003	1,323	—	162	9
31 December 2003	1,354	28	203	11
31 March 2004	1,361	12	232	12
30 June 2004	1,350	(133)	157	8

Year ended 30 June 2004	5,388	(93)	754	39

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total annual earnings per share for the year.

NOTE 27 ACQUISITION OF SUBSIDIARIES

The following significant acquisitions impacted Telecom’s financial statements in the year ended 30 June 2005:

•	On 1 July 2004 Telecom acquired 100% of systems integrator Gen-i Limited for $63 million. Gen-i’s results were consolidated effective from this date.

•	On 1 September 2004 Telecom acquired 100% of technology solutions provider Ceritas New Zealand Limited (trading as Computerland) for $26 million. Computerland’s results were consolidated from this date.

These purchases were made to strengthen Telecom’s position in the IT services market and the acquisition prices were struck based on the relative position of each company in that market. The principle purpose of the acquisitions was to acquire the IT consultancy workforce that existed in these businesses. Under NZ GAAP this is included in goodwill, hence the premium above the fair value of the net assets acquired.

Goodwill arising on these acquisitions has been amortised since the date of acquisition.

The effect of these acquisitions on the Group’s assets and liabilities was:

(Dollars in millions)	Total $
ASSETS
Current assets:
Receivables and prepayments	41
Inventories	4

Total current assets	45
Property, plant and equipment	9

Total assets	54

LIABILITIES
Current liabilities:
Accounts payable and accruals	37

Total liabilities	37

Net assets acquired	17

Net consideration:
Net cash paid	(89)
Goodwill arising on acquisition	72

17

The goodwill is not deductible for tax purposes and is included within the NZ Wired and New Zealand operations segments.

The pro-forma results of the Group had these acquisitions been made at the start of the years ended 30 June 2005 or 30 June 2004 are:

(Dollars in millions)	2005 $		2004 $
Revenue	5,783		5,642
Net income	916		756
Earnings per share	47	¢	39	¢

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in New Zealand (“NZ”) which differs in certain significant respects from that applicable in the United States (“US”). These differences and the effect of the adjustments necessary to present certain financial measures in accordance with US GAAP are detailed below. As described in note (v) below, certain US GAAP measures for 2004 and 2003 have been restated.

EFFECT ON NET EARNINGS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

	Group
Year ended 30 June (Dollars in millions)	2005 $	restated 2004 $		restated 2003 $
Net earnings in accordance with NZ GAAP	916	754		709

US GAAP Adjustments
Derivative financial instruments (b)	38	(11)		(51)
Depreciation of interest costs capitalised in prior years (c)	(4)	(5)		(5)
Amortisation of goodwill (d)	70	65		66
Capacity sales (e)	2	2		2
Stock based compensation (f)	1	2		—
Government grants (g)	(15)	(11)		—
Deferred revenue (h / v)	(3)	—		—
Provisions (i / v)	6	—		—
Consolidation of Southern Cross (p)	(21)	—		—
Tax effect of US GAAP adjustments	(10)	10		37

Net earnings before change in accounting principle, in accordance with US GAAP	980	806		758
Cumulative effect of change in accounting principle, in accordance with US GAAP (net of tax) (p / v)	—	(511)		—

Net earnings after change in accounting principle, in accordance with US GAAP (v)	980	295		758

Basic net earnings per share in accordance with US GAAP before change in accounting principle (q)	50 ¢	42	¢	40	¢
Cumulative effect of change in accounting principle on basic net earnings per share (p / v)	—	(27	)¢	—

Basic net earnings per share in accordance with US GAAP after change in accounting principle (q / v)	50 ¢	15	¢	40	¢

Diluted net earnings per share in accordance with US GAAP before change in accounting principle (q)	50 ¢	42	¢	39	¢
Cumulative effect of change in accounting principle on diluted net earnings per share (p / v)	—	(27	)¢	—

Diluted earnings per share in accordance with US GAAP after change in accounting principle (q / v)	50 ¢	15	¢	39	¢

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CUMULATIVE EFFECT ON SHAREHOLDERS’ FUNDS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

	Group
Year ended 30 June (Dollars in millions)	2005 $	restated 2004 $	restated 2003 $
Shareholders’ funds in accordance with NZ GAAP	2,427	2,205	1,765

US GAAP Adjustments
Investments – accumulated unrealised holding gain on available-for-sale securities (a)	—	21	13
Accounts payable and accruals – derivative financial instruments (b)	(61)	(91)	(67)
Property, plant and equipment – capitalisation of interest costs, net of accumulated depreciation (c)	3	7	12
Intangibles – non-amortisation of goodwill (d)	197	131	66
Unearned revenue – capacity sales (e)	(21)	(23)	(25)
Provisions – stock-based compensation (f)	3	2	—
Property, plant and equipment – government grants (g)	(26)	(11)	—
Accounts payable and accruals – deferred revenue (h / v)	(30)	(27)	(27)
Accounts payable and accruals – provisions (i / v)	—	(6)	(6)
Minority interests (j / v)	—	(4)	(4)
Investments – share of losses of associate companies (k)	(45)	(45)	(45)
Investments – dividends from associates (l)	(102)	(102)	(102)
Investments – foreign currency movement on associate advance (a / v)	52	44	38
Consolidation of Southern Cross (p / v)	(517)	(510)	—
Deferred tax assets (v)	170	169	137
Deferred tax liabilities (v)	(126)	(108)	(90)

Shareholders’ funds in accordance with US GAAP (v)	1,924	1,652	1,665

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ FUNDS IN ACCORDANCE WITH US GAAP

	Group
Year ended 30 June (Dollars in millions)	2005 $	restated 2004 $	restated 2003 $
Shareholders’ funds at beginning of year in accordance with US GAAP (v)	1,652	1,665	1,037

Net earnings (v)	980	295	758
Other comprehensive (loss)/income (a / v)	(89)	(39)	99

Total comprehensive income (v)	891	256	857

Dividends	(833)	(488)	(428)
Tax credit on supplementary dividends	95	55	52
Capital contributed	116	163	146
Movement in deferred compensation	3	1	1

Shareholders’ funds at end of year in accordance with US GAAP (v)	1,924	1,652	1,665

Represented by

Contributed capital	1,987	1,871	1,708
Retained earnings/(loss) (v)	238	(4)	134
Accumulated other comprehensive loss (a / v)	(306)	(217)	(178)
Deferred compensation	5	2	1

Shareholders’ funds at end of year in accordance with US GAAP (v)	1,924	1,652	1,665

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a) Total Comprehensive Income

Total comprehensive income consists of net income and other gains and losses affecting shareholders’ funds that, under US GAAP, are excluded from net earnings.

Changes in the components of other comprehensive income/(loss) are as follows:

	Group
Year ended 30 June (Dollars in millions)	2005 $	restated 2004 $	restated 2003 $
Net earnings in accordance with US GAAP (v)	980	295	758

Other comprehensive income/(loss):
Foreign currency translation adjustments (v)	(54)	(11)	(5)
Derivative (losses)/gains on cash flow hedges (b)	—	(21)	38
Derivative (gains)/losses transferred to earnings	(9)	9	68
Unrealised holding gain on available-for-sale securities	65	36	22
Gain on available-for-sale securities transferred to earnings	(86)	(28)	—
Income tax expense related to:
Foreign currency translation adjustments	(8)	(28)	(17)
Derivative (losses)/gains on cash flow hedges	3	4	(7)

Other comprehensive income/(loss) (v)	(89)	(39)	99

Total comprehensive income (v)	891	256	857

Components of accumulated other comprehensive loss were:

	Group
30 June (Dollars in millions)	2005 $	restated 2004 $
Foreign currency translation adjustments (v)	(306)	(244)
Unrealised holding gain on available-for-sale securities	—	21
Derivative gains on cash flow hedges (net of tax)	—	6

Accumulated other comprehensive loss (v)	(306)	(217)

US GAAP requires equity securities to be classified as either ‘trading securities’ or ‘available-for-sale securities’. Telecom’s investment in INL was not held for the purpose of short-term trading and therefore met the definition of an available-for-sale security. Available-for-sale securities are carried at fair value with unrealised gains and losses reported as a component of other comprehensive income/(loss). The investment in INL was sold during the year as discussed in Note 4 therefore the accumulated balance in other comprehensive income/(loss) was reclassified to earnings.

Telecom previously held an investment in Sky, which also met the definition of an available-for-sale security. The accumulated balance in other comprehensive income in respect of the investment in Sky was reclassified to earnings when the investment was sold in the prior year.

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b) Accounting for Derivative Financial Instruments

Under NZ GAAP, derivative financial instruments held for purposes other than trading are accounted for in the same manner as the hedged item. US GAAP requires all derivatives to be recorded in the Statement of Financial Position at their fair value. Changes in the fair values of derivatives during the period are required to be included in the determination of net income unless the derivative qualifies as a hedge.

Forward exchange contracts used to hedge net investments in foreign operations qualify as hedges under US GAAP. Hedge effectiveness is measured on an after tax spot to spot basis with the effective portion of changes in the fair value recorded as a foreign currency translation adjustment. Changes in the fair value of the portion of a net investment hedging derivative excluded from the effectiveness assessment are recorded in interest expense.

Changes in the fair value of all other derivative financial instruments have been recorded directly in earnings for US GAAP purposes. As a consequence the amount expected to be reclassified form other comprehensive income to earnings in the next 12 months is nil. (30 June 2004: gain of $5 million).

(c) Capitalisation of Interest Costs Relating to the Construction of Property, Plant and Equipment

Prior to 1 April 1989, Telecom did not capitalise interest costs incurred in connection with the financing of expenditures for the construction of telecommunications equipment and other property, plant and equipment. In the year ended 31 March 1990, Telecom changed that policy such that, for each asset project having a cost in excess of $10 million and a construction period of not less than 12 months, interest costs incurred during the period that was required to complete and prepare the asset for its intended use were capitalised as part of the total cost. In the year ended 31 March 1996, Telecom changed that policy further such that, for each asset project having a cost in excess of $100,000 and a construction period of not less than three months, interest costs incurred during the period that was required to complete and prepare the item of property, plant and equipment for its intended use were capitalised as part of the total cost. The policy was changed again from 1 April 1999 such that interest costs are capitalised for all property, plant and equipment projects.

Under US GAAP interest costs incurred in connection with the financing of all expenditure for the construction of assets are required to be capitalised during the period required to prepare the asset for its intended use. For the purpose of compliance with US GAAP the estimated amount of interest that would have been capitalised on construction costs incurred on capital projects not already capitalised in accordance with Telecom’s accounting policy has been determined and depreciated over the lives of the related assets. As a result of the change in accounting policy during the year ended 31 March 1996, which brought NZ GAAP accounting treatment in respect of capitalised interest into alignment with US GAAP in all material respects, the ongoing reconciling difference within net earnings comprise the depreciation charge on interest not capitalised under NZ GAAP prior to 1 April 1995.

(d) Amortisation of Goodwill

NZ GAAP requires goodwill to be amortised over a period not exceeding 20 years.

US GAAP contains the concept of indefinite life intangible assets and requires goodwill to be carried at cost, eliminating amortisation and requiring annual impairment testing. Telecom ceased amortising goodwill for US GAAP purposes from 1 July 2002. The carrying value is tested for impairment at least annually, with the most recent assessment carried out as at 30 June 2005.

Goodwill is allocated between the reportable segments as summarised below:

	Group
(Dollars in millions)	NZ Wired $	NZ Wireless $	Australian Operations $	TOTAL $
Goodwill as at 30 June 2004	—	39	967	1,006
Purchased goodwill	72	—	—	72
Foreign currency translation adjustment	—	—	(5)	(5)

Goodwill as at 30 June 2005	72	39	962	1,073

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(e) Capacity Sales

Under NZ GAAP, gains arising from the sale of network capacity were previously recognised in earnings in the period in which the sale was made. Under US GAAP, such transactions do not qualify for immediate profit recognition and the profit is spread over the life of the capacity agreement.

(f) Stock-Based Compensation

Prior to 2004, Telecom applied the intrinsic value method, prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock-Based Compensation”, and related interpretations to account for its stock-based compensation plans. Accordingly the company recorded compensation expense over the vesting period. For share options, compensation expense was recognised only where the market price on the date the options were granted is in excess of the exercise price. During the prior year, Telecom began expensing the options issued based on the fair value on a prospective basis only for NZ GAAP. Restricted shares and issues under the Telecom Share Rights Scheme (TSRS) continue to be accounted for at intrinsic value for NZ GAAP. Compensation expense for these instruments is recognised based on the market price of the shares at grant date. Telecom’s stock-based compensation plans are described in Note 16.

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

	Group
Year ended 30 June (Dollars in millions)	2005 $		restated 2004 $		restated 2003 $
US GAAP
Net earnings, as reported (v)	980		295		758
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	6		2		2
Less: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(8)		(6)		(8)

Pro-forma net earnings (v)	978		291		752
Basic earnings per share (v)
As reported	50	¢	15	¢	40	¢
Pro-forma	50	¢	15	¢	40	¢
Diluted earnings per share (v)
As reported	50	¢	15	¢	39	¢
Pro-forma	49	¢	15	¢	39	¢

The fair value of stock option grants was estimated using the Black Scholes option pricing model. The model is based on the following weighted average assumptions:

	Group
Year ended 30 June (Dollars in millions)	2005 $	2004 $	2003 $
Risk-free interest rate	6.2%	5.7%	6.2%
Expected dividend yield	6.8%	5.8%	4.0%
Expected option life (in years)	4.3	5.2	5.9
Expected stock price volatility	26.3%	27.0%	27.0%

Restricted shares are valued based on the market price at date of grant.

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g) Government Grants

Under NZ GAAP, subsidised assets are required to be recorded at fair value, with the related subsidy recognised as revenue.

Under US GAAP, the subsidy is credited against the value of the assets acquired. The reconciling difference will reverse in future years as the subsidised assets depreciate.

(h) Deferred Revenue

Under NZ GAAP, certain minor revenue streams are recognised as billed. Under US GAAP such revenue must be deferred until the service is provided.

(i) Provisions

Under NZ GAAP, minor differences have been identified and corrected in the current period as part of the adjustment to intercarrier provisions. Under US GAAP $ 6 million of the total intercarrier provision adjustment was recorded as prior period adjustment to beginning of year retained earnings at 1 July 2002 (see note v).

(j) Minority Interests

Under NZ GAAP minority interest is reported on the balance sheet as a component of shareholder funds and under US GAAP minority interest is reported outside of the equity section on the balance sheet. During the year ended 30 June 2005, the Group purchased the negative minority interest. For US GAAP purposes, the Group wrote-off this negative minority interest as a prior period adjustment because the Group determined that it had previously incorrectly recognised this item on the balance sheet. For US GAAP purposes, retained earnings at 1 July 2002 were restated to reflect the $4 million write-off of this negative minority interest (seen Note v).

(k) Share of Losses of Associate Companies

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

(l) Dividends from Associates

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

US GAAP requires connection revenues to be deferred and recognised over the life of the connection, with related costs also deferred to the extent that they do not exceed deferred revenues. Telecom’s costs of connection exceed the revenue it derives from connection and therefore an adjustment to comply with US GAAP would result in equal deferral of income and expenditure. This would have no impact on net earnings or shareholders funds calculated in accordance with US GAAP.

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(n) Research and Development Expenditure

Under NZ GAAP, research and development costs are charged to expenses as incurred except where, in the case of development costs, future benefits are expected beyond any reasonable doubt to exceed these costs. Where development costs are deferred, they are amortised over future periods on a basis related to future benefits.

For the purpose of compliance with US GAAP, all research and development costs must be expensed as incurred. As at 30 June 2005 and 30 June 2004 there were no significant amounts of deferred development costs.

(o) Asset Impairments

US GAAP requires disclosure of the reporting segment in which impaired assets are included. In the current year an impairment write-down was recognised in the TDMA network of $24 million (30 June 2004: $110 million), which is included in the NZ Wireless segment. In the prior year an impairment write-down was recognised on the LMDS network ($23 million) which is included in the Australian Operations segment. See Note 4 for further details of the impairment charges.

(p) Variable Interest Entities

SOUTHERN CROSS

Telecom does not control Southern Cross, therefore it is not consolidated under NZ GAAP but treated as an investment in associate.

Under US GAAP Southern Cross is considered to be a ‘variable interest entity’ with Telecom being the primary beneficiary. Telecom has provided greater than 50% of the contingent credit support (which is considered to be a variable interest) in addition to providing 50% of Southern Cross’ equity and subordinated debt, therefore Telecom is considered to hold variable interests that would absorb a majority of Southern Cross’ losses. As a result Telecom consolidates Southern Cross under US GAAP. The first date of consolidation was 30 June 2004.

Southern Cross is an independent bandwidth wholesaler established to finance, construct and maintain the cable network, and to market network capacity. Southern Cross creditors have no recourse to the general credit of Telecom except the contingent credit support provided in favour of Southern Cross’ senior bank syndicate (See Note 19).

The impact of consolidation on the Group’s net earnings before change in accounting principle under US GAAP is as follows:

	Group
30 June (Dollars in millions)	2005 $	2004 $
Operating revenue	85	—
Cost of sales	(34)	—
Other operating expenses	8	—
Depreciation	(59)	—
Interest income	6	—
Interest expense	(26)	—
Income tax expense	(1)	—

Net loss attributable to shareholders	(21)	—

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The impact of consolidation on the Group’s statement of shareholders funds under US GAAP is as follows:

	Group
30 June (Dollars in millions)	2005 $	restated 2004 $
Cash	3	2
Restricted cash	19	148
Receivables and prepayments	(42)	21
Deferred tax assets	—	(10)
Property, plant and equipment	1,052	1,301

Total assets	1,032	1,462

Accounts payable and accruals	1,395	1,580
Long-term debt	154	392

Total liabilities	1,549	1,972

Cumulative effect on shareholders funds	(517)	(510)

Cash

Use of $19 million of Southern Cross’ cash balance (30 June 2004: $148 million) is restricted to interest and principal payments on debt and certain capital expenditure pursuant to Southern Cross’ senior debt facilities.

Long term investments

As described in Notes 28 (k) and (l), Telecom’s long-term investment in Southern Cross was previously reduced to nil under US GAAP. Therefore, the consolidation of Southern Cross does not impact long-term investments under US GAAP.

Property, plant and equipment

Property, plant and equipment comprises cable network assets and landing stations, which are being depreciated over the 20 year economic life of the network. Included within landing stations are assets acquired under capital leases with a cost of $117 million (30 June 2004: $130 million) and accumulated depreciation of $26 million (30 June 2004: $23 million).

Southern Cross incurs asset retirement obligations on equipment built on its submarine optical fibre cable system. The fair value of these obligations is estimated to be $3 million (2004: $3 million) and a provision has been established with a corresponding asset included as part of telecommunication equipment and plant.

Accounts payable and accruals

Accounts payable and accruals principally represents revenue received in advance under capacity usage agreements. This revenue is being recognised progressively over the life of the agreements.

Long-term debt

Long-term debt comprises amounts due under Southern Cross’ senior debt facility of $60 million (30 June 2004: $290 million) and advances from non-Telecom shareholders of $94 million (30 June 2004: $102 million).

Senior debt is at floating rates of interest at Eurodollar base rates plus a margin of between 0.85% and 1.45%. Contingent credit support for $13 million of the debt (30 June 2004: $73 million) is provided by non-Telecom shareholders of Southern Cross. $44 million of the senior debt matures within the next year (30 June 2004: $98 million) with the remainder maturing in the year ending 30 June 2008.

The shareholder advance is at an interest rate of LIBOR plus 0.75%.

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Segment

The Southern Cross Group operates a submarine cable within the Pacific region and is based in Bermuda. Telecom views the Southern Cross Group as an operating segment as a result of its consolidation commencing 30 June 2004. Southern Cross prepares its results under US GAAP. There are no significant differences between Telecom’s NZ GAAP accounting policies and Southern Cross’ US GAAP accounting policies. Total assets were $1,847 million at 30 June 2004.

30 June 2005 (Dollars in millions)	$
Revenue from sale of capacity – external customers	137
Revenue from sale of capacity – internal customers	22

Total revenue	159

Depreciation and amortisation	91
Earnings before interest and tax	17
Segment total assets	1,425
Expenditure on long-lived assets	7

OTHER VARIABLE INTEREST ENTITIES

Telecom has entered into several cross border leases in respect of certain telecommunications assets whereby Telecom is lessee of assets from an intermediary lessee who is in turn lessor of asset from investors. The following intermediary lessors are variable interest entities with which Telecom has involvement but is not the primary beneficiary:

Variable Interest Entity	Commencement date	Value of assets subject to lease (US$m)
Neax Leasing Limited	May 1999	146
Networks Leasing Limited	September 2000	108
LFC Leasing Limited	September 2001	189
MFC Leasing Limited	December 2001	103

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

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(q) Earnings Per Share

US GAAP requires companies to present basic earnings per share and diluted earnings per share. The numerators and the denominators used in the computation of basic and diluted earnings per share are reconciled below:

	Group
Year ended 30 June (Dollars in millions, except per share amounts)	2005		restated 2004		restated 2003
Basic EPS Computation
Numerator – net earnings before cumulative effect of change in accounting principle	$980		$806		$758
Numerator – net earnings after cumulative effect of change in accounting principle (v)	$980		$295		$758

Denominator – ordinary shares (in millions)	1,946		1,922		1,887

Basic EPS before cumulative effect of change in accounting principle (in cents)	50	¢	42	¢	40	¢

Basic EPS after cumulative effect of change in accounting principle (in cents) (v)	50	¢	15	¢	40	¢

Diluted EPS Computation
Numerator – net earnings before cumulative effect of change in accounting principle	$980		$806		$758
Add – capital note interest after income tax	$19		—		$37
Add – convertible note interest after income tax	$5		$11		$11

	$1,004		$817		$806

Numerator: Net earnings after cumulative effect of change in accounting principle (v)	$1,004		$295		$806

Denominator (in millions)
Ordinary shares	1,946		1,922		1,887
Capital notes	57		—		149
Convertible notes	17		36		36
Contingent shares	2		—		—
Options	5		4		1

	2,027		1,962		2,073

Diluted EPS before cumulative effect of change in accounting principle (in cents)	50	¢	42	¢	39	¢

Diluted EPS after cumulative effect of change in accounting principle (in cents) (v)	50	¢	15	¢	39	¢

Anti-dilutive potential shares (in millions)
Capital notes	—		62		—

Anti-dilutive potential shares have been excluded from the calculation of diluted EPS, as shown above. Including the cumulative effect of the change in accounting principle results in the convertible notes becoming anti-dilutive, reducing the denominator for the diluted EPS calculation to 1,926 for the year ended 30 June 2004.

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(r) Statement of Cash Flows

Under both NZ GAAP and US GAAP, a Statement of Cash Flows, which discloses cash flows from operating, investing and financing activities, is required to be presented. In prior periods a reconciling difference arose as under US GAAP, short-term deposits with original maturities of three months or less would generally qualify as a component of cash position. In the current year there were no short-term deposits with original maturities of three months or less (30 June 2004: $94 million, 30 June 2003: $64 million).

	Group
30 June (Dollars in millions)	2005 $	restated 2004 $	2003 $
Net cash flows from
Operating activities	1,771	1,681	1,566
Investing activities	(660)	(584)	(702)
Financing activities	(1,207)	(946)	(988)

Net cash flow	(96)	151	(124)

Foreign exchange translation adjustment	—	(3)	(4)
Cash balance arising upon consolidation of Southern Cross	—	2	—
Opening cash position	334	184	312

Closing cash position	238	334	184

Cash flows for the year ended 30 June 2004 have been restated to exclude restricted cash held in Southern Cross as disclosed in Note 28 (p).

(s) Deferred Taxation

Under NZ GAAP, deferred tax assets are recognised only to the extent management consider the likelihood of realising the deferred tax asset is virtually certain. Under US GAAP, deferred tax assets are generally recognised for all deductible temporary differences and a valuation allowance is established when management consider the likelihood of not realising the deferred tax asset is more likely than not. The components of the US GAAP net deferred tax liability are:

Deferred tax asset/(liability) as at:

30 June (Dollars in millions)	2005 $	2004 restated $
Deferred tax assets
Provisions, accruals and other	66	77
Investments in associates	—	—
Advances to associates	—	—

	66	77
Less valuation allowance	—	—

Net deferred tax assets	66	77

Deferred tax liability
Property, plant and equipment	(158)	(146)

Net deferred tax liability (v)	(158)	(146)

Net current deferred tax asset	51	47
Net non-current deferred tax liability	(143)	(116)

Net deferred tax liability (v)	(92)	(69)

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(t) Presentation of Statement of Financial Performance

Certain items in the NZ GAAP Statement of Financial Performance would be presented differently under US GAAP. Specifically, dividends from associates, gains on the prepayment of finance lease obligations and certain other components of NZ GAAP other operating revenue would not be included within revenue for US GAAP. Additionally, under US GAAP selling general and administration expenses would be presented separately and a portion of the depreciation expense may be included within cost of sales. Further, amounts currently reported as abnormal revenues and expenses under NZ GAAP would not be labelled as abnormal and would simply be reported as part of operating revenues and expenses. These differences relate solely to classification within the Statement of Financial Performance and have no impact on net earnings or shareholders’ funds.

As disclosed in Note 2, international calling revenue includes ‘new age transit’ revenue, which is disclosed net in revenue in the NZ GAAP statement of financial performance. Under US GAAP revenue would include international payments whilst out-payments would be included in cost of sales.

(u) Property, Plant and Equipment

Under US GAAP the cost and accumulated depreciation of major fixed asset categories is different from NZ GAAP due to the capitalisation of interest, the capitalisation of government grants and the consolidation of Southern Cross. The major fixed asset categories under US GAAP as at 30 June 2005 and 30 June 2004 are outlined in the table below:

	Telecom Group
(Dollars in millions)	Tele- communications equipment and plant	Freehold land $	Buildings $	Other fixed assets $	Construction in progress $	TOTAL $
Cost	11,278	100	623	1,482	222	13,705
Less accumulated depreciation	(6,978)	—	(332)	(1,083)	—	(8,393)

Net book value at 30 June 2005	4,300	100	291	399	222	5,312

Cost	11,181	106	599	1,279	189	13,354
Less accumulated depreciation	(6,443)	—	(305)	(997)	—	(7,745)

Net book value at 30 June 2004	4,738	106	294	282	189	5,609

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(v) Restatement of Certain Financial Measures as Reported Under US GAAP

Certain financial measures determined under US GAAP have been restated for the years ending 30 June 2003 and 2004 due to correction of errors. In 2001, under US GAAP, Telecom had written down the value of an advance to Southern Cross of $147 million. The advance was held in US dollars. The effect of movements in foreign exchange rates on the advance for NZ GAAP purposes was not correctly accounted for under US GAAP. Upon application of FIN 46R the elimination of the advance was not accounted for correctly, resulting in the understatement of US GAAP net earnings and shareholders’ funds. In addition, other minor errors were corrected, principally as a result of identifying and determining certain adjustments for the transition to NZ IFRS where certain differences between NZ GAAP and US GAAP were identified that had not previously been considered. These relate to revenue recognition, intercarrier provisions and minority interests. The impact of the correction of these errors on the applicable financial measures determined under US GAAP is as follows:

	2004			2003
(Dollars in millions)	As previously reported $	Adjust- ments $	As restated $	As previously reported $	Adjust- ments $	As restated $
Effect on net earnings under US GAAP
Cumulative effect of change in accounting principle	(604)	93	(511)	—	—	—
Net earnings after change in accounting principle	202	93	295	758	—	758

Cumulative effect of change in accounting principle on basic and diluted net earnings per share	(31)¢	4 ¢	(27)¢	—	—	—

Basic net earnings per share after change in accounting principle	11 ¢	4 ¢	15 ¢	40 ¢	—	40 ¢

Diluted net earnings per share after change in accounting principle	11 ¢	4 ¢	15 ¢	39 ¢	—	39 ¢

Effect on reconciliation of shareholders’ funds between NZ GAAP and US GAAP
Accounts payable and accruals – deferred revenue	—	(27)	(27)	—	(27)	(27)
Accounts payable and accruals – provisions	—	(6)	(6)	—	(6)	(6)
Minority interests	—	(4)	(4)	—	(4)	(4)
Investments – foreign currency movement on associate advance	—	44	44	—	38	38
Consolidation of Southern Cross	(603)	93	(510)	—	—	—
Deferred tax assets	—	169	169	—	137	137
Deferred tax liabilities	50	(158)	(108)	36	(126)	(90)

Shareholders’ funds at end of year in accordance with US GAAP	1,541	111	1,652	1,653	12	1,665

Effect on consolidated statement of shareholders’ fund in accordance with US GAAP
Shareholders’ funds at beginning of year in accordance with US GAAP	1,653	12	1,665	1,043	(6)	1,037
Net earnings	202	93	295	758	—	758
Other comprehensive income/(loss):
Foreign currency translation adjustments	(17)	6	(11)	(23)	18	(5)
Total other comprehensive income/(loss)	(45)	6	(39)	81	18	99
Total comprehensive income	157	99	256	839	18	857
Shareholders’ funds at end of year in accordance with US GAAP	1,541	111	1,652	1,653	12	1,665

Represented by:
Retained earnings/(loss)	(71)	67	(4)	160	(26)	134
Accumulated other comprehensive loss:
Foreign currency translation adjustments	(288)	44	(244)	(243)	38	(205)
Accumulated other comprehensive loss	(261)	44	(217)	(216)	38	(178)
Shareholders’ funds at end of year in accordance with US GAAP	1,541	111	1,652	1,653	12	1,665

In addition to the above and as disclosed in note 28 (r), the company has restated cash and cash equivalents for the year ended 30 June 2004 to exclude Southern Cross’ restricted cash balances, which were incorrectly included within cash and cash equivalents.

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(w) Impact of Recently Issued Accounting Standards

In December 2004 the US Financial Accounting Standards Board issued Statement of Financial Accounting Standards 123R (SFAS 123R) “Share Based Payment”, which revises SFAS 123 and supersedes Accounting Principles Board opinion 25. SFAS 123R requires the cost of all share-based payment transactions be recognised in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. SFAS 123R will be effective for Telecom for the year ending 30 June 2006. Management is currently evaluating the impact SFAS 123R will have on Telecom. However, the proforma results disclosed in Note 28 (f) are not necessarily indicative of what the impact of SFAS 123R will be upon adoption.

NOTE 29 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IFRS project

In December 2002 the New Zealand Accounting Standards Review Board announced that International Financial Reporting Standards (“IFRS”) will apply to all New Zealand entities from 1 January 2007. In adopting IFRS for issue as NZ IFRS certain adaptations of IFRS have been made to reflect New Zealand circumstances. In complying with NZ IFRS Telecom will also be in compliance with IFRS. Early adoption of NZ IFRS from 1 January 2005 was allowed as Australian entities and the European Union adopted IFRS from that date.

Telecom has elected to apply NZ IFRS for the year ending 30 June 2006. The first financial results announcement prepared in accordance with NZ IFRS will be that for the quarter ending 30 September 2005. Telecom’s project to convert its financial reporting from NZ GAAP to NZ IFRS has now been completed, subject to any changes in standards and pronouncements. This has resulted in changes in presentation, classification and measurement of certain balances. This restated information is presented below for information purposes.

Impact of Transition to NZ IFRS

The impacts of Transition to NZ IFRS presented in this note are based on NZ IFRS standards that management expect to be in place when preparing the first complete NZ IFRS financial report (being for the quarter ending 30 September 2005). Only a complete set of financial statements and notes together with comparative balances can provide a true and fair presentation of Telecom’s financial position, results and cash flows in accordance with NZ IFRS. This note provides only a summary and further disclosures will be required in the first NZ IFRS financial report.

There is a significant amount of judgment involved in the preparation of the reconciliations from NZ GAAP to NZ IFRS. Consequently, the final reconciliations presented in the first financial report prepared in accordance with NZ IFRS may vary from the reconciliations provided in this note due to changes in financial reporting requirements or interpretations, additional guidance on the application of NZ IFRS or changes in Telecom’s operations.

Basis of preparation of data

The restated financial information has been prepared on the basis of all NZ IFRS and New Zealand Equivalents to Standing Interpretations Committee (“NZ SIC”) and New Zealand Equivalents to International Financial Reporting Interpretations Committee (“NZ IFRIC”).

In accordance with NZ IFRS 1, First Time Adoption of New Zealand equivalents to International Financial Reporting Standards, the transition date to NZ IFRS was 1 July 2004, the start of the comparative period for the year ending 30 June 2006. Normally accounting changes of this nature would require full retrospective application, but NZ IFRS 1 presents optional and mandatory exemptions to full retrospective application.

NZ IFRS 1 exemptions

NZ IFRS 1 permits those companies adopting NZ IFRS for the first time to take some exemptions from the full requirements of NZ IFRS when applying those standards to the comparative period. Telecom has applied the following key exemptions:

Business combinations

Business combinations prior to the transition date (1 July 2004) have not been restated on an NZ IFRS basis.

Share-based payments

Restricted shares and share options that had vested by 1 July 2004 have not been expensed. All restricted shares and share options that had been granted prior to 1 July 2004 but had not vested at that date will be expensed over their remaining vesting period.

Financial instruments

Accounting for financial instruments in the comparative period will continue under NZ GAAP. The date of transition to accounting for financial instruments under NZ IFRS was 1 July 2005. On this date Telecom adopted NZ IAS 32 and NZ IAS 39. The effect of this is disclosed below.

Translation differences

The balance of the foreign currency translation reserve, representing all cumulative translation differences that have arisen on the retranslation of overseas entities was set to zero at 1 July 2004.

NOTE 29 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Compound financial instruments

In conjunction with the exemption of applying financial instrument accounting, the equity and liability element of compound financial instruments has not been restated where the liability element was extinguished prior to 1 July 2005.

Restated Financial Information under NZ IFRS

Statement of Financial Position (Balance Sheet) as at 1 July 2004 and 30 June 2005

		Group 1 July 2004			Group 30 June 2005
(Dollars in millions)	notes	$ NZ GAAP	$ Adj’s	$ NZ IFRS	$ NZ GAAP	$ Adj’s	$ NZ IFRS

ASSETS

Current assets:

Cash and cash equivalents		238	94	332	235	—	235
Short-term investments	a	247	(94)	153	81	—	81
Receivables and prepayments	a	971	(34)	937	1,311	(45)	1,266
Taxation recoverable	a	—	35	35	—	45	45
Inventories		50	—	50	56	—	56

Total current assets		1,506	1	1,507	1,683	—	1,683

Non-current assets:

Long-term investments		767	(103)	664	544	(95)	449
Receivables due after one year	a	—	103	103	—	95	95
Deferred tax assets	d	—	116	116	—	140	140
Intangible assets	a, b	915	600	1,515	911	732	1,643
Property, plant and equipment	a	4,312	(600)	3,712	4,283	(681)	3,602

Total non-current assets		5,994	116	6,110	5,738	191	5,929

Total assets		7,500	117	7,617	7,421	191	7,612

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accruals	c	931	27	958	1,014	30	1,044
Debt due within one year		803	—	803	863	—	863

Total current liabilities		1,734	27	1,761	1,877	30	1,907

Non-current liabilities:

Deferred taxation	d	120	107	227	136	125	261
Long-term debt		3,438	—	3,438	2,973	—	2,973

Total non-current liabilities		3,558	107	3,665	3,109	125	3,234

Total liabilities		5,292	134	5,426	4,986	155	5,141

Equity:
Shareholders’ funds		2,205	(21)	2,184	2,427	36	2,463
Minority interests	e	3	4	7	8	—	8

Total equity		2,208	(17)	2,191	2,435	36	2,471

Total liabilities and equity		7,500	117	7,617	7,421	191	7,612

NOTE 29 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Statement of Financial Performance (Income Statement) for the year ended 30 June 2005

		Group
(Dollars in millions, except per share amounts)	notes	NZ GAAP $	adj’s $	NZ IFRS $
Operating revenues and other income
Local service		1,101	—	1,101
Calling	f	1,348	143	1,491
Interconnection		207	—	207
Mobile	f	841	(3)	838
Data	f	777	(21)	756
Internet		223	—	223
Solutions		321	—	321
Other operating revenues	g	787	(16)	771
Abnormal revenues	h	154	—	154

Total operating revenues and other income		5,759	103	5,862

Operating expenses
Labour	h	(735)	(3)	(738)
Cost of sales	i	(1,664)	1,664	—
Intercarrier costs		—	(1,060)	(1,060)
Other operating expenses		(933)	(726)	(1,659)
Abnormal expenses		(59)	—	(59)

Total operating expenses		(3,391)	(125)	(3,516)

Earnings before interest, taxation, depreciation and amortisation		2,368	(22)	2,346
Depreciation	a, b	(694)	147	(547)
Amortisation	a, b	(74)	(76)	(150)

Earnings before interest and taxation		1,600	49	1,649
Net interest and other finance costs		(289)	—	(289)

Earnings before taxation		1,311	49	1,360
Income tax expense	d	(392)	6	(386)

Earnings from ordinary activities after taxation and before minority interests		919	55	974
Minority interests		(3)	—	(3)

Earnings attributable to shareholders		916	55	971

Earnings per share		47 ¢	3 ¢	50 ¢

Reconciliation of Net Earnings for the Year Ended 30 June 2005 under NZ IFRS

(Dollars in millions)	notes	Group $
Net Earnings under NZ GAAP for the year ended 30 June 2005		916
Goodwill amortisation	b	70
Changes in revenue recognition	f	(3)
Government grants	g	(15)
Share-based payments	h	(3)
Deferred tax on adjustments		6

Net Earnings under NZ IFRS for the year ended 30 June 2005		971

NOTE 29 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Reconciliation of Equity under NZ IFRS

A reconciliation of equity under previous NZ GAAP to equity under NZIFRS at the date of transition to NZIFRS (1 July 2004) and at the end of the latest period presented in the previous financial statements (30 June 2005) is as follows:

(Dollars in millions)	notes	Group $
Equity under NZ GAAP at 1 July 2004		2,208
Changes in revenue recognition	f	(27)
Share based payments	h	1
Deferred tax on adjustments		9

Equity under NZ IFRS at 1 July 2004		2,191

(Dollars in millions)	notes	Group $
Equity under NZ GAAP at 30 June 2005		2,435
Goodwill amortisation	b	70
Elimination of minority interest	e	(4)
Changes in revenue recognition	f	(30)
Government grants	g	(15)
Deferred tax on adjustments		15

Equity under NZ IFRS at 30 June 2005		2,471

Notes to restated financial information

(a) Presentational differences

NZ IAS 1 specifies how financial information should be presented under NZ IFRS. The statement of financial performance is referred to as the income statement and the statement of financial position is referred to as the balance sheet.

Other presentation differences include:

•	Software will now be classified as an intangible asset rather than as an item of property, plant and equipment where that software is not integral to a piece of equipment (reclassification of $296 million as at 30 June 2005; $209 million as at 30 June 2004)

•	International telecommunications capacity acquired pursuant to capacity usage agreements will also now be classified as an intangible asset rather than as an item of property, plant and equipment (reclassification of $381 million at 30 June 2005; $378 million at 30 June 2004)

•	Short-term investments are considered to be cash or cash equivalents where they are a highly liquid resource (reclassification of nil as at 30 June 2005; $94 million at 30 June 2004)

•	Taxation recoverable must be presented separately on the face of the balance sheet (reclassification of $45 million as at 30 June 2005; $35 million at 30 June 2004)

•	Advances made to Southern Cross that are not due within 12 months are now classified as receivables due in more than one year (reclassification of $95 million as at 30 June 2005; $103 million at 30 June 2004)

•	Certain revenue streams where Telecom has determined it is acting as agent or is exchanging goods and services will be reported as the net margin, and certain other revenue streams where Telecom has determined it is acting as the principal in a transaction will be reported gross. The effect on the net profit is nil. Revenue increases by $122 million and cost of sales increases by the same amount due to these reclassifications on the year ended 30 June 2005.

(b) Goodwill

Goodwill will not be amortised. The periodic impairment reviews will be used to assess whether it has become impaired during the year. Where impairment is identified the write down will be taken to the income statement. This has reduced the amortisation charge for the year ended 30 June 2005 by $69 million, increasing earnings by that amount.

NOTE 29 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(c) Accounts payable and accruals

In accordance with the deferral of certain revenue streams a deferred revenue liability has been created. Total deferred revenue was $27 million at 1 July 2004 and $30 million at 30 June 2005.

(d) Deferred taxation

Deferred taxation is provided in full on temporary differences arising between the accounting and tax base of assets and liabilities. Deferred tax assets are only recognised to the extent that there will future taxable profits or deferred tax liabilities to offset those assets. Deferred tax assets are shown separately from deferred tax liabilities on the face of the balance sheet. This resulted in a reclassification of $125 million from non-current liabilities to non-current assets as at 30 June 2005 ($106 million as at 30 June 2004).

(e) Minority interests

A negative minority interest was reclassified to retained earnings at 30 June 2004 (reclassification of $4 million). This minority interest was bought out during the year ended 30 June 2005.

(f) Revenue recognition

Revenues received in advance for certain miscellaneous services will be deferred until the expiry of the obligation upon Telecom to provide the service. This has lead to the deferral of $30 million of revenue as at 30 June 2005. This will have a minor impact on ongoing earnings.

(g) Government grants

Government grants that are granted for the specific purpose of purchasing assets will be netted off against the cost of those assets if and when the conditions attached to that grant is met. This has reversed $16 million of revenue recognised during the year in accordance with NZ GAAP that will be netted off against the plant and equipment it was used to purchase in accordance with NZ IFRS and reduced depreciation expense by $1 million.

(h) Share based payments

Restricted shares and share options are valued using a binomial-lattice model. All shares issued since September 2001 have been valued and expensed over their vesting period.

(i) Cost of sales

NZ IAS 1 permits expenses to be presented by function or by nature. Cost of sales is a functional presentation, while other items in Telecom’s statement of financial performance are classified by nature, so it has been reclassified into intercarrier costs and other operating expenses, in order to achieve a consistent presentation of expenses by nature.

(j) Financial instruments

Telecom has applied the exemption that defers the date of transition for accounting for financial instruments under NZ IFRS. On 1 July 2005 Telecom applied these accounting policies and a number of adjustments were made to the opening balance sheet for the year ending 30 June 2006. The principal adjustments were to recognise all derivative financial instruments at fair value. This created a net liability of $64 million. This liability should principally unwind though equity to the extent that Telecom’s derivatives can be deemed effective hedges under NZ IFRS.

(k) Cash flow

There will be no significant adjustments to the reported cash flows of Telecom under NZ IFRS other than the change in definition of cash to include short-term investments, as detailed in note (a) above.