Form 20-F/A
period 2005-06-30
TELECOM CORP OF NEW ZEALAND LTD
filed 2006-02-16
CIK 875809

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary shares, no par value	1,957,523,328
Special rights convertible preference share, no par value	1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for the past 90 days.    Yes  ☒    No  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 Item 18  ☒

Explanatory Note

Telecom Corporation of New Zealand Limited are filing this Amendment No. 1 on Form 20-F/A to their Annual Report on From 20-F for the fiscal year ended 30 June 2005, which was originally filed with the Securities and Exchange Commission on 7 September 2005, to amend Item 18, which is amended by replacing this Item in its entirety.

Item 18 is amended to:

•	Clarify that the audit report covers all financial years presented in the financial statements;

•	Adjust financial statement headings to specify that the financial statements are presented in New Zealand dollars; and

•	Include additional wording in the introductory paragraphs to note 28 to specify that inclusion of parent company financial statements is a requirement of NZ GAAP but is prohibited by US GAAP.

This Amendment does not reflect events that have occurred after the 7 September 2005 filing date of the Annual Report on Form 20-F, or modify or update the disclosures presented in the original Form 20-F, except to reflect the amendments described above.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Corporation of New Zealand Limited:

We have audited the accompanying consolidated statements of financial position of Telecom Corporation of New Zealand Limited and its subsidiaries (the Group) as of June 30, 2005 and 2004, and the related consolidated statements of financial performance and cash flows for each of the years in the three-year period ended June 30, 2005, all expressed in New Zealand dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of June 30, 2005 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2005, in conformity with accounting principles generally accepted in New Zealand.

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

KPMG

Wellington, New Zealand

24 August 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Financial Performance

For the year ended 30 June 2005

		Group			Parent
		2005 NZ$	2004 NZ$	2003 NZ$	2005 NZ$	2004 NZ$
(Dollars in millions, except per share amounts)	notes
Operating revenues
Local service		1,101	1,120	1,110	—	—
Calling	2	1,348	1,454	1,550	—	—
Interconnection		207	193	154	—	—
Mobile		841	813	796	—	—
Data		777	721	670	—	—
Internet		223	229	219	—	—
Solutions		321	54	34	—	—
Other operating revenues	2	787	776	666	565	320
Abnormal revenues	4	154	28	—	86	28

		5,759	5,388	5,199	651	348

Operating expenses
Labour	3	(735)	(594)	(548)	—	—
Cost of sales		(1,664)	(1,480)	(1,426)	—	—
Other operating expenses	3	(933)	(942)	(909)	—	—
Abnormal expenses	4	(59)	(121)	—	—	—

		(3,391)	(3,137)	(2,883)	—	—

Depreciation	12	(694)	(755)	(754)	—	—
Amortisation		(74)	(68)	(66)	—	—
Interest income		31	27	14	339	339
Interest expense	5	(320)	(361)	(407)	(418)	(380)

Earnings before income tax		1,311	1,094	1,103	572	307

Income tax (expense) / credit	6	(392)	(337)	(391)	26	21

Earnings after income tax		919	757	712	598	328

Minority interests in profits of subsidiaries		(3)	(3)	(3)	—	—

Net earnings attributable to shareholders	23	916	754	709	598	328

Net earnings per share (in cents)		47 ¢	39 ¢	38 ¢

Weighted average number of ordinary shares outstanding (in millions)		1,946	1,922	1,887

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Movements in Equity

For the year ended 30 June 2005

		Group			Parent
		2005 NZ$	2004 NZ$	2003 NZ$	2005 NZ$	2004 NZ$
(Dollars in millions)	note
Equity at the beginning of the year		2,208	1,767	1,328	4,218	4,159

Total recognised revenues and expenses
Net earnings attributable to shareholders		916	754	709	598	328
Minority interests in profits of subsidiaries		3	3	3	—	—
Movement in foreign currency translation reserve 8	16	(75)	(45)	(40)	—	—

		844	712	672	598	328

Contributions from owners
Capital contributed	16	28	15	—	28	15
Shares issued under the dividend reinvestment plan	16	84	142	145	84	142
Shares issued under the Restricted Share Scheme	16	4	6	1	4	6
Movement in deferred compensation		3	1	1	3	1

		119	164	147	119	164

Distributions to owners
Dividends:
Parent	16	(833)	(488)	(428)	(833)	(488)
Minority interests		(2)	(2)	(2)	—	—
Tax credit on supplementary dividends	16	95	55	52	95	55
Buy-out of minority interest		4	—	(2)	—	—

		(736)	(435)	(380)	(738)	(433)

Equity at the end of the year		2,435	2,208	1,767	4,197	4,218

Represented by:

Contributed capital	16	1,987	1,871	1,708	1,987	1,871
Foreign currency translation reserve	16	(363)	(288)	(243)	—	—
Minority interests		8	3	2	—	—
Retained earnings		798	620	299	2,205	2,345
Deferred compensation		5	2	1	5	2

Equity at the end of the year		2,435	2,208	1,767	4,197	4,218

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Financial Position

As at 30 June 2005

		Group		Parent
		2005 NZ$	2004 NZ$	2005 NZ$	2004 NZ$
(Dollars in millions)	notes
ASSETS

Current assets:

Cash		235	238	—	—
Short-term investments	7	81	247	—	—
Receivables and prepayments	8	1,311	971	272	—
Inventories	9	56	50	—	—
Due from subsidiary company	20	—	—	1,147	1,264

Total current assets		1,683	1,506	1,419	1,264

Non-current assets:

Long-term investments	10	544	767	7,997	7,901
Intangibles	11	911	915	—	—
Property, plant and equipment	12	4,283	4,312	—	—

Total non-current assets		5,738	5,994	7,997	7,901

Total assets		7,421	7,500	9,416	9,165

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accruals	13	1,014	931	12	7
Debt due within one year	14	863	803	—	—
Due to subsidiary companies	20	—	—	5,207	4,940

Total current liabilities		1,877	1,734	5,219	4,947

Non-current liabilities:

Deferred taxation	6	136	120	—	—
Long-term debt	15	2,973	3,438	—	—

Total non-current liabilities		3,109	3,558	—	—

Total liabilities		4,986	5,292	5,219	4,947

Equity:	16

Shareholders’ funds		2,427	2,205	4,197	4,218
Minority interests		8	3	—	—

Total equity		2,435	2,208	4,197	4,218

Total liabilities and equity		7,421	7,500	9,416	9,165

On behalf of the Board

RODERICK	DEANE, Chairman THERESA GATTUNG, Chief Executive Officer and Managing Director

Authorised for issue on 24 August 2005

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Cash Flows

For the year ended 30 June 2005

		Group			Parent
		2005 NZ$	2004 NZ$	2003 NZ$	2005 NZ$	2004 NZ$
(Dollars in millions)	notes
Cash flows from operating activities
Cash was provided from / (applied to):
Cash received from customers		5,598	5,306	5,251	—	—
Interest income		30	21	11	338	339
Dividend income		7	5	3	7	5
Dividends received from subsidiary companies		—	—	—	558	315
Payments to suppliers and employees		(3,317)	(2,925)	(2,973)	—	—
Payments from provisions		—	—	(5)	—	—
Income tax paid	6	(297)	(352)	(307)	—	—
Interest paid on debt		(318)	(374)	(414)	(418)	(380)

Net cash flows from operating activities	23	1,703	1,681	1,566	485	279

Cash flows from investing activities
Cash was provided from / (applied to):
Sale of property, plant and equipment		19	10	31	—	—
Sale / (purchase) of short-term investments, net		169	(186)	162	252	(185)
Purchase of subsidiary companies		(84)	—	—	—	—
Purchase of long-term investments		(6)	(5)	(175)	(282)	—
Sale of long-term investments		23	198	54	—	198
Purchase of property, plant and equipment		(696)	(627)	(607)	—	—
Capitalised interest paid		(8)	(7)	(5)	—	—

Net cash flows (applied to) / provided from investing activities		(583)	(617)	(540)	(30)	13

Cash flows from financing activities
Cash was provided from / (applied to):
Proceeds from long-term debt		389	—	348	—	—
Repayment of long-term debt		(1,051)	(560)	(593)	—	—
Proceeds from / (repayment of) short-term debt, net		260	(54)	(457)	266	—
Capital contributed		28	14	—	28	14
Dividends paid		(749)	(346)	(286)	(749)	(344)

Net cash flows applied to financing activities		(1,123)	(946)	(988)	(455)	(330)

Net cash flow		(3)	118	38	—	(38)

Opening cash position (including bank overdrafts)		238	120	82	—	38

Closing cash position (including bank overdrafts)		235	238	120	—	—

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

NOTE 2 CALLING AND OTHER OPERATING REVENUES

	Group			Parent
Year ended 30 June (Dollars in millions)	2005 NZ$	2004 NZ$	2003 NZ$	2005 NZ$	2004 NZ$
Calling
National	988	1,053	1,098
International	334	364	401
Other	26	37	51

	1,348	1,454	1,550

Other operating revenues
Resale	337	317	278	—	—
Directories	230	221	207	—	—
Equipment	69	72	69	—	—
Miscellaneous other	144	161	109	—	—
Dividends from investments	7	5	3	7	5
Dividends from subsidiary companies	—	—	—	558	315

	787	776	666	565	320

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

	Group
Year ended 30 June (Dollars in millions)	2005 NZ$	2004 NZ$	2003 NZ$
Inwards payments	179	183	254
Outpayments	(150)	(149)	(211)

Transit margin	29	34	43

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

Other Operating Expenses

	Group
Year ended 30 June (Dollars in millions)	2005 NZ$	2004 NZ$	2003 NZ$
Other operating expenses include:

Lease and rental costs	52	49	53
Research and development costs	9	10	7
Advertising costs	118	99	92
Foreign exchange gains	—	(1)	(1)
Bad debts written off	59	51	53
(Decrease) / increase in provision for doubtful accounts	(19)	(15)	3
Movement in provision for inventory obsolescence	(2)	3	(2)
(Gain) / loss on disposal of property, plant and equipment	(7)	(5)	2
Directors’ fees	2	1	1

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

Auditors’ remuneration

	Group
Year ended 30 June (Dollars In thousands)	2005 NZ$	2004 NZ$	2003 NZ$
Fees paid to principal auditors:
Audit of financial statements	2,751	1,900	1,644
Other assurance services	790	846	350
Other services	—	57	22

Total fees paid to principal auditors	3,541	2,803	2,016

Other assurance services relate to the audit of regulatory disclosures such as the Telecom List of Charges and the Telecom Service Obligation (“TSO”) as required by Telecommunications legislation.

Other services for the years ended 30 June 2004 and 2003 are principally accounting policy advice.

NOTE 4 ABNORMAL ITEMS

	Group			Parent
Year ended 30 June (Dollars In millions)	2005 NZ$	2004 NZ$	2003 NZ$	2005 NZ$	2004 NZ$
Abnormal Revenues

Gain on sale of INL shares	86	—	—	86	—
Gain on sale of Intelsat	8	—	—	—	—
Recognition of Southern Cross support fees	41	—	—	—	—
Gain on repurchase of convertible notes	9	—	—	—	—
Gain on sale of Telecom Retail Stores	10	—	—	—	—
Gain on sale of Sky shares	—	28	—	—	28

	154	28	—	86	28

Abnormal Expenses

Write-down of TDMA network	24	110	—
Inter-carrier provisions	31	—	—
Restructuring costs	4	—	—
Partial recovery of AOL|7 write-down	—	(12)	—
Write-down of Australian LMDS assets	—	23	—

	59	121	—

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

NOTE 5 INTEREST

	Group			Parent
Year ended 30 June (Dollars in millions)	2005 NZ$	2004 NZ$	2003 NZ$	2005 NZ$	2004 NZ$
Interest expense:
Fixed loans	289	294	298	—	—
Other interest	3	10	31	—	—
Capital notes	28	47	67	—	—
Convertible notes	8	16	16	—	—
Interest paid to subsidiary companies	—	—	—	418	380

	328	367	412	418	380
Less interest capitalised	(8)	(6)	(5)	—	—

Total interest expense	320	361	407	418	380

NOTE 6 INCOME TAX

The income tax expense / (credit) is determined as follows:

	Group			Parent
Year ended 30 June (Dollars in millions)	2005 NZ$	2004 NZ$	2003 NZ$	2005 NZ$	2004 NZ$
Earnings before income tax
Domestic	1,264	1,093	1,084	572	307
Foreign	47	1	19	—	—

Earnings before income tax	1,311	1,094	1,103	572	307

Tax at current rate of 33%	433	361	364	189	101

Adjustment to taxation for permanent differences:
Gain on sale of investments	(31)	(8)	—	(28)	(9)
Amortisation of goodwill	23	20	22	—	—
Overprovided in prior years	—	(33)	(4)	—	(7)
Foreign sourced income not subject to tax	(19)	—	—	—	—
Intercompany dividends	—	—	—	(184)	(104)
Other	(14)	(3)	9	(3)	(2)

Income tax expense / (credit)	392	337	391	(26)	(21)

The income tax expense / (credit) is represented by:
Current taxation	377	400	351	(26)	(21)
Deferred taxation	15	(30)	44	—	—
Overprovided in prior years	—	(33)	(4)	—	—

	392	337	391	(26)	(21)

Domestic tax expense/(credit)	349	386	316	(26)	(21)
Foreign tax expense	28	14	35	—	—

Total current taxation	377	400	351	(26)	(21)

Deferred income tax expense / (credit) results from the following:
Depreciation	17	(37)	41	—	—
Provisions, accruals and other	(2)	7	1	—	—
Year 2000 expenditure	—	—	2	—	—

	15	(30)	44	—	—

Domestic deferred income tax expense/(credit)	33	(34)	40	—	—
Foreign deferred income tax expense/(credit)	(18)	4	4	—	—

Total deferred income tax expense / (credit)	15	(30)	44	—	—

NOTE 6 INCOME TAX (continued)

The IRD had previously issued amended income tax assessments to Telecom in respect of a transaction for the income years 1993 – 1999. Telecom disputed the assessments, but provided for the disputed tax. In 2004 Telecom reached a settlement with the IRD, which resulted in a credit to tax expense of $29 million.

	Group		Parent
30 June	2005 NZ$	2004 NZ$	2005 NZ$	2004 NZ$
(Dollars in millions)
Current taxation:

Balance at the beginning of the year	35	9	(2)	(24)
Total taxation (expense) / credit in the current year	(377)	(400)	26	21
Taxation paid	297	352	—	—
Supplementary dividend tax credit
- previous year fourth quarter final	23	12	23	12
- first, second and third quarter interims	72	43	72	43
Transfers with subsidiary companies	—	—	—	11
Supplementary dividend tax credit offset with subsidiary companies	—	—	(125)	(55)
Overprovided in prior year	2	44	2	—
Other	(7)	(25)	—	(10)

Prepaid income tax (see Note 8) / (tax payable) (see Note 13)	45	35	(4)	(2)

Prepaid income tax/(tax payable) balances consist of the following:
Domestic prepaid income tax/(tax payable)	45	30	(4)	(2)
Foreign prepaid income tax/(tax payable)	—	5	—	—

	45	35	(4)	(2)

Deferred taxation:

Balance at the beginning of the year	(120)	(127)	—	—
Provided in the current year	(15)	30	—	—
Underprovided in prior year	(2)	(12)	—	—
Other	1	(11)	—	—

Deferred taxation	(136)	(120)	—	—

Deferred taxation balances consist of the following:
Depreciation	(166)	(149)	—	—
Provisions, accruals and other	30	27	—	—
Tax losses in overseas subsidiary	—	2	—	—

	(136)	(120)	—	—

Domestic deferred tax liability	(158)	(137)	—	—
Foreign deferred tax asset	22	17	—	—

	(136)	(120)	—	—

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

NOTE 7 SHORT-TERM INVESTMENTS

	Group
30 June	2005 NZ$	2004 NZ$
(Dollars in millions)
Short-term deposits	80	236
Government securities	1	11

	81	247

NOTE 8 RECEIVABLES AND PREPAYMENTS

	Group		Parent
30 June	2005 NZ$	2004 NZ$	2005 NZ$	2004 NZ$
(Dollars in millions)
Trade receivables	624	625	—	—
Less allowance for doubtful accounts	(42)	(61)	—	—

	582	564	—	—
Unbilled rentals and tolls	292	263	—	—
Prepaid income tax (see Note 6)	45	35	—	—
Prepaid expenses and other receivables	76	109	—	—
Receivable from sale of INL shareholding (see Note 10)	272	—	272	—
Southern Cross support fees receivable	44	—	—	—

	1,311	971	272	—

Allowance for doubtful accounts:
Balance at beginning of period	61	76
Charged to costs and expenses	40	36
Balance written off against provision	(59)	(51)

Balance at end of period	42	61

NOTE 9 INVENTORIES

	Group
30 June	2005 NZ$	2004 NZ$
(Dollars in millions)
Maintenance materials and consumables	4	2
Goods held for resale	39	29
Revenue work in progress	3	1
Materials for self-constructed assets	13	23

	59	55
Less provision for inventory obsolescence	(3)	(5)

	56	50

Allowance for inventory obsolescence:
Balance at beginning of period	5	2
Charged to costs and expenses	—	3
Release from provision	(2)	—

Balance at end of period	3	5

NOTE 10 LONG-TERM INVESTMENTS

	Group		Parent
30 June (Dollars in millions)	2005 NZ$	2004 NZ$	2005 NZ$	2004 NZ$
International telecommunications investments	—	14	—	—
Advances to associate companies (see Note 20)	95	103	—	—
Shares in listed companies	—	186	—	186
Other long-term investments	449	464	—	—
Subsidiary companies
Shares	—	—	4,158	3,876
Term advances	—	—	3,839	3,839

	544	767	7,997	7,901

Sale of International Telecommunications Investments

Telecom sold its investment in Intelsat Limited in January 2005. Telecom received $22 million for the sale of its stake in Intelsat Limited resulting in a gain on sale of $8 million (see Note 4).

Associate Company Investments

	Group
30 June (Dollars in millions)	2005 NZ$	2004 NZ$
Cost of investment in associates	31	31
Opening balance of share of associates’ equity	(31)	(31)

Equity accounted value of the investment	—	—

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

Other Long-Term Investments

Other long-term investments includes Telecom’s 19.9% stake in Hutchison 3G Australia Limited of A$400 million (30 June 2004: A$400 million).

Subsidiary companies – term advances

These term advances have interest rates ranging between 0% and 10% (30 June 2004: 0% and 10%).

NOTE 11 INTANGIBLES

	Group
(Dollars in millions)	Goodwill NZ$	Spectrum licences NZ$	Other intangibles NZ$	TOTAL NZ$
Cost
Balance at beginning of year	1,890	38	5	1,933
Acquisitions	75	—	—	75
Currency movements	(5)	—	—	(5)

Balance at end of year	1,960	38	5	2,003

Amortisation
Balance at beginning of year	1,015	2	1	1,018
Amortisation	70	2	2	74

Balance at end of year	1,085	4	3	1,092

Net book value at 30 June 2005	875	34	2	911

Net book value at 30 June 2004	875	36	4	915

Spectrum licences are being amortised over the licence period. Annual amortisation will be approximately $2 million per annum. Other intangible assets will be fully depreciated over the next year.

NOTE 12 PROPERTY, PLANT AND EQUIPMENT

	Group
(Dollars in millions)	Telecommunications equipment and plant NZ$	Freehold land NZ$	Buildings NZ$	Other assets NZ$	TOTAL NZ$
Cost	9,806	100	623	1,482	12,011
Capital work in progress	83	—	24	115	222
Less accumulated depreciation	(6,535)	—	(332)	(1,083)	(7,950)

Net book value at 30 June 2005	3,354	100	315	514	4,283

Depreciation expense 2005	515	—	28	151	694

Cost	9,489	106	599	1,279	11,473
Capital work in progress	58	—	25	106	189
Less accumulated depreciation	(6,048)	—	(305)	(997)	(7,350)

Net book value at 30 June 2004	3,499	106	319	388	4,312

Depreciation expense 2004	599	—	27	129	755

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

NOTE 13 ACCOUNTS PAYABLE AND ACCRUALS

	Group		Parent
30 June (Dollars in millions)	2005 NZ$	2004 NZ$	2005 NZ$	2004 NZ$
Trade accounts payable	702	620	—	—
Accrued personnel costs	121	108	—	—
Revenue billed in advance	90	78	—	—
Accrued interest	49	51	—	—
Tax payable (see Note 6)	—	—	4	2
Other accrued expenses	52	74	8	5

	1,014	931	12	7

NOTE 14 DEBT DUE WITHIN ONE YEAR

	Group
30 June (Dollars in millions)	2005 NZ$	2004 NZ$
Long-term debt maturing within one year (see Note 15)
Bonds and other loans (8.30%*)	545	748

Short-term debt
Notes	318	—
Australian commercial paper	—	55

	863	803

(*	weighted average effective interest rate for Telecom Group – includes the effect of hedging transactions, see Note 17)

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

None of Telecom’s debt due within one year is secured.

NOTE 15 LONG-TERM DEBT

	Group
30 June (Dollars in millions)	2005 NZ$	2004 NZ$
Telebonds	321	362
Eurobonds	150	150
Euro Medium Term Notes	2,738	3,069
Capital Notes	327	327
Convertible Notes	—	300
Other loans	—	1

	3,536	4,209
Less unamortised discount	(18)	(23)

	3,518	4,186
Less long-term debt maturing within one year (see Note 14)	(545)	(748)

	2,973	3,438

Schedule of Maturities
Due 1 to 2 years (7.94%*)	703	554
Due 2 to 3 years (8.35%*)	243	702
Due 3 to 4 years (9.56%*)	740	543
Due 4 to 5 years (8.34%*)	15	739
Due over 5 years (7.84%*)	1,272	900

Total due after one year (8.34%*)	2,973	3,438

(*	weighted average effective interest rate for Telecom Group – includes the effect of hedging transactions, see Note 17)

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

	Group
30 June (Dollars in millions)	2005 NZ$	2004 NZ$
5.5% due 19 April 2005, euro denominated	—	718
6.0% due 14 March 2006, GBP denominated	332	332
1.85% due 5 June 2007, yen denominated	412	412
6.125% due 12 December 2008, GBP denominated	690	690
6.75% due 14 December 2011, USD denominated	527	530
5.625% due 14 May 2018, GBP denominated	346	346
5.75% due 6 April 2020, GBP denominated	390	—
Private placement	41	41

	2,738	3,069

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

NOTE 15 LONG-TERM DEBT (continued)

Capital Notes

	Group
30 June (Dollars in millions)	2005 NZ$	2004 NZ$
Various NZ dollar TeleNotes	146	146
6.5% due 10 February 2008, Restricted Capital Securities	181	181

	327	327

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

Contributed Capital

Movements in the Company’s issued ordinary shares were as follows:

30 June	2005		2004
(Dollars in millions)	Number	NZ$	Number	NZ$
Shares at the beginning of the year	1,936,947,744	1,871	1,905,326,320	1,708
Shares issued under the dividend reinvestment plan	13,999,472	84	27,477,890	142
Shares issued under the restricted share scheme	769,169	4	1,001,978	6
Shares issued under the share rights scheme	107,369	1	171,483	1
Issue of new shares upon exercise of options	5,699,574	27	2,970,073	14

Shares at the end of the year	1,957,523,328	1,987	1,936,947,744	1,871

Each of the ordinary shares confers on the holder the right to vote at any general meeting of the Company except that the Company’s Constitution provides for certain restrictions on voting, including where a holder holds more than 10% of the ordinary shares in breach of shareholding limitations.

Foreign Currency Translation Reserve

Movements in Telecom’s foreign currency translation reserve are reconciled below:

	Group
30 June (Dollars in millions)	2005 NZ$	2004 NZ$
Balance at beginning of the year	(288)	(243)
Net exchange difference on translation of independent foreign operations	(87)	(71)
Hedge of net investment in independent foreign operations	20	54

	(67)	(17)
Tax effect of items included in foreign currency translation reserve	(8)	(28)

Total movement for the year	(75)	(45)

Balance at end of the year	(363)	(288)

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

Information regarding options granted under the share option scheme is as follows:

	Option price* NZ$	Number of options	Grant date fair value* NZ$
As at 30 June 2002	5.94	20,717,762
Granted	4.92	14,514,314	1.06
Exercised	4.70	(33,675)
Lapsed	5.98	(4,848,123)

As at 30 June 2003	5.33	30,350,278
Granted	5.01	4,062,515	0.66
Exercised	4.85	(2,970,073)
Lapsed	5.47	(3,697,856)

As at 30 June 2004	5.45	27,744,864
Granted	5.95	4,655,876	0.72
Exercised	4.83	(5,699,574)
Lapsed	7.31	(3,844,579)

As at 30 June 2005	5.39	22,856,587

*	Weighted average

NOTE 16 EQUITY (continued)

	Options outstanding				Options currently exercisable
Period Granted	Options outstanding	Price range NZ$	Price * NZ$	Remaining life* (years)	Options exercisable	Price * NZ$
1 April 1998 – 31 March 1999	20,043	8.54	8.54	0.1	20,043	8.54
1 April 1999 – 30 June 1999	31,417	8.12	8.12	0.1	31,417	8.12
1 July 1999 – 30 June 2000	640,333	7.86 – 8.80	8.13	0.3	640,333	8.13
1 July 2000 – 30 June 2001	2,229,064	5.19 – 6.77	6.61	1.1	2,229,064	6.61
1 July 2001 – 30 June 2002	3,842,799	4.70 – 5.27	4.73	2.0	3,810,184	4.73
1 July 2002 – 30 June 2003	7,705,178	4.43 – 5.27	4.93	3.0	2,803,685	4.93
1 July 2003 – 30 June 2004	3,780,603	5.01 – 5.59	5.01	4.0	—	—
1 July 2004 – 30 June 2005	4,607,150	4.94 – 6.30	5.95	5.3	—	—

	22,856,587				9,534,726

	Options outstanding			Options currently exercisable
Price range	Options outstanding	Price * NZ$	Remaining life* (years)	Options exercisable	Price * NZ$
4.00-4.99	11,387,132	4.86	2.9	6,446,563	4.80
5.00-5.99	8,826,844	5.53	4.6	465,790	5.53
6.00-6.99	1,950,818	6.75	1.2	1,930,580	6.76
7.00-7.99	278,446	7.86	0.3	278,446	7.86
8.00-8.99	413,347	8.34	0.3	413,347	8.34

	22,856,587			9,534,726

*	Weighted average

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

Information regarding options granted under the SRS is as follows:

	Option price NZ$	Number of options
As at 30 June 2003	—	426,524
Granted	—	1,059,194
Exercised	—	(171,483)
Lapsed	—	(287,937)

As at 30 June 2004	—	1,026,298
Granted	—	660,294
Exercised	—	(107,369)
Lapsed	—	(318,064)

As at 30 June 2005	—	1,261,159

	Options outstanding			Options currently exercisable
Period Granted	Options outstanding	Price NZ$	Remaining life* (years)	Options exercisable	Price NZ$
1 July 2002 – 30 June 2003	40,000	—	0.5	—	—
1 July 2003 – 30 June 2004	635,569	—	1.4	—	—
1 July 2004 – 30 June 2005	585,590	—	2.5	—	—

	1,261,159			—

*	Weighted average

NOTE 16 EQUITY (continued)

Dividends

Dividends declared and provided by the Company are as follows:

Year ended 30 June (Dollars in millions)	2005 NZ$		2004 NZ$		2003 NZ$
Previous year fourth quarter dividend paid	184		96		94
Supplementary dividend	23		12		13

First quarter dividend paid	184		96		94
Supplementary dividend	24		12		13

Second quarter dividend paid	185		96		94
Supplementary dividend	24		12		13

Third quarter dividend paid	185		145		94
Supplementary dividend	24		19		13

	833		488		428

Fourth quarter dividend declared subsequent to balance date not provided for (see Note 25)	196		184		96

Fourth quarter special dividend declared subsequent to balance date not provided for (see Note 25)	196		—		—

Dividends per share (including dividends declared but not provided for, but excluding supplementary dividends)	48.5	¢	27.0	¢	20.0	¢

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

The notional principal or contract amounts outstanding are as follows:

	Group			Parent
30 June (Dollars in millions)	Maturities	2005 NZ$	2004 NZ$	2005 NZ$	2004 NZ$
Cross currency interest rate swaps	2005-2020	3,069	3,400	—	—
Interest rate swaps	2005-2020	3,352	3,466	—	—
Forward exchange contracts	2005-2006	1,329	1,322	—	—
Currency options	2005-2006	31	—	—	—

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

NOTE 17 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Fair Values of Financial Instruments

The estimated fair values of Telecom’s financial instruments, which differ from the carrying values, are as follows:

	Group
	2005		2004
30 June (Dollars in millions)	Carrying value NZ$	Fair value NZ$	Carrying value NZ$	Fair value NZ$
Applicable financial instruments on the balance sheet:
Long-term investments – shares in listed companies	—	—	186	207
Long-term debt (see Note 15)	(3,518)	(3,082)	(4,186)	(3,920)

Financial instruments with off-balance sheet risk:
Interest rate swaps	(11)	(114)	(13)	(91)
Cross currency interest rate swaps	10	(600)	13	(413)
Foreign currency forward exchange contracts	(2)	(4)	(3)	(15)
Electricity hedges	—	—	—	(1)

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

(Dollars in millions)	Weighted effective interest rate	Within 1 year NZ$	1-2 years NZ$	2-3 years NZ$	3-4 years NZ$	4-5 years NZ$	Greater than 5 years NZ$	Total NZ$

Financial assets:
Cash balances	5.46%	235	—	—	—	—	—	235
Investments	6.99%	81	—	—	—	—	—	81

Financial liabilities:
Debt	8.23%	(863)	(703)	(243)	(740)	(15)	(1,272)	(3,836)

Off-balance sheet instruments:
Interest rate swaps		2,462	(410)	(180)	(730)	—	(1,142)	—
Cross currency interest rate swaps		(2,587)	412	181	731	—	1,263	—

30 June 2005 repricing profile		(672)	(701)	(242)	(739)	(15)	(1,151)	(3,520)

30 June 2004 repricing profile		(340)	(554)	(700)	(542)	(738)	(779)	(3,653)

NOTE	18 COMMITMENTS

Operating Leases

Minimum rental commitments for all non-cancellable operating leases are:

	Group
30 June	2005 NZ$	2004 NZ$
(Dollars in millions)
Payable within 1 year	56	48
Payable within 1-2 years	45	46
Payable within 2-3 years	43	37
Payable within 3-4 years	46	30
Payable within 4-5 years	23	27
Payable thereafter	83	80

	296	268

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

	Group
Year ended 30 June	2005 NZ$	2004 NZ$	2003 NZ$
(Dollars in millions)
Revenue from associates	60	20	31
Expenses to associates	(7)	(15)	(16)
Receivables from associates	46	4	4
Payables to associates	—	—	(1)

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

NOTE 22 SEGMENTAL REPORTING (continued)

As at and for the year ended 30 June 2005

	Telecom Group
	NZ Wired NZ$	NZ Wireless NZ$	Inter- national NZ$	Australian Operations NZ$	Total Operating Segments NZ$	Corporate and other NZ$	Elimin- ations NZ$	TOTAL NZ$
(Dollars in millions)
Operating revenue:
External customers	3,297	797	139	1,362	5,595	10	—	5,605
Internal customers	7	—	200	17	224	4	(228)	—
Abnormal revenue*	—	10	—	—	10	144	—	154

Total revenue	3,304	807	339	1,379	5,829	158	(228)	5,759
Depreciation & amortisation	(376)	(94)	(64)	(160)	(694)	(74)	—	(768)
Abnormal expenses*	(4)	(24)	—	(31)	(59)	—	—	(59)
Earnings before interest and tax	1,443	149	42	(30)	1,604	(4)	—	1,600
Add interest income								31
Less interest expense								(320)

Earnings before income tax								1,311

Segment total assets	2,664	456	678	1,008	4,806	3,419	(804)	7,421
Expenditure on long-lived assets	426	89	35	118	668	35	—	703

As at and for the year ended 30 June 2004

	Telecom Group
	NZ Wired NZ$	NZ Wireless NZ$	Inter- national NZ$	Australian Operations NZ$	Total Operating Segments NZ$	Corporate and other NZ$	Elimin- ations NZ$	TOTAL NZ$
(Dollars in millions)
Operating revenue
External customers	3,018	688	157	1,487	5,350	10	—	5,360
Internal customers	37	4	224	20	285	—	(285)	—
Abnormal revenue*	—	—	—	—	—	28	—	28

Total revenue	3,055	692	381	1,507	5,635	38	(285)	5,388
Depreciation & amortisation	(377)	(141)	(68)	(170)	(756)	(67)	—	(823)
Abnormal expenses*	—	(110)	—	(11)	(121)	—	—	(121)
Earnings before interest and tax	1,478	19	46	10	1,553	(125)	—	1,428
Add interest income								27
Less interest expense								(361)

Earnings before income tax								1,094

Segment total assets	2,793	435	758	1,172	5,158	3,519	(1,177)	7,500
Expenditure on long-lived assets	348	68	68	101	585	23	—	608

*	Abnormal revenues and expenses are described in note 4 to these financial statements.

NOTE 22 SEGMENTAL REPORTING (continued)

As at and for the year ended 30 June 2003

	Telecom Group
	NZ Wired NZ$	NZ Wireless NZ$	Inter- national NZ$	Australian Operations NZ$	Total Operating Segments NZ$	Corporate and other NZ$	Elimin- ations NZ$	TOTAL NZ$
(Dollars in millions)
Operating revenue
External customers	2,937	617	203	1,437	5,194	5	—	5,199
Internal customers	26	3	192	29	250	—	(250)	—

Total revenue	2,963	620	395	1,466	5,444	5	(250)	5,199
Depreciation & amortisation	(379)	(171)	(51)	(159)	(760)	(60)	—	(820)
Earnings before interest and tax	1,453	116	46	17	1,632	(136)	—	1,496
Add interest income								14
Less interest expense								(407)

Earnings before income tax								1,103

Segment total assets	3,585	695	713	1,486	6,479	2,774	(1,498)	7,755
Expenditure on long-lived assets	314	69	108	83	574	26	—	600

Geographic segments

Disclosure of revenues, earnings before interest and taxation (being the performance measure of segment result used by management), long-lived assets and total assets on a geographical basis is set out below. Inter-segment sales are priced on an arms length basis.

As at and for the year ended 30 June 2005

	Telecom Group
	New Zealand Operations NZ$	Australian Operations NZ$	Other Operations NZ$	Eliminations NZ$	Consolidated NZ$
(Dollars in millions)
Operating revenue*
External customers	4,303	1,358	98	—	5,759

Earnings before interest and taxation	1,624	(31)	69	(62)	1,600
Interest income					31
Interest expense					(320)

Earnings before tax					1,311

Segment long-lived assets	3,586	643	54	—	4,283
Segment total assets	5,549	1,055	1,045	(228)	7,421

NOTE 22 SEGMENTAL REPORTING (continued)

As at and for the year ended 30 June 2004

	Telecom Group
	New Zealand Operations NZ$	Australian Operations NZ$	Other Operations NZ$	Eliminations NZ$	Consolidated NZ$
(Dollars in millions)
Operating revenue*
External customers	3,844	1,490	54	—	5,388

Earnings before interest and taxation	1,456	24	6	(58)	1,428
Interest income					27
Interest expense					(361)

Earnings before tax					1,094

Segment long-lived assets	3,484	768	60	—	4,312
Segment total assets	6,002	1,215	1,062	(779)	7,500

As at and for the year ended 30 June 2003

	Telecom Group
(Dollars in millions)	New Zealand Operations NZ$	Australian Operations NZ$	Other Operations NZ$	Eliminations NZ$	Consolidated NZ$
Operating revenue*
External customers	3,660	1,466	73	—	5,199

Earnings before interest and taxation	1,499	24	24	(51)	1,496
Interest income					14
Interest expense					(407)

Earnings before tax					1,103

Segment long-lived assets	3,674	900	61	—	4,635
Segment total assets	6,363	1,377	868	(853)	7,755

*	Further details of operating revenue by product are provided in the table showing analysis of Group revenues on page 85 in Item 5 of the 20-F.

NOTE 23 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Group			Parent
Year ended 30 June (Dollars in millions)	2005 NZ$	2004 NZ$	2003 NZ$	2005 NZ$	2004 NZ$
Net earnings attributable to shareholders	916	754	709	598	328

Adjustments to reconcile net earnings to net cash flows from operating activities
Depreciation and amortisation	768	823	820	—	—
Bad and doubtful accounts	41	36	56	—	—
Deferred income tax	16	(7)	56	—	—
Minority interests in profits of subsidiary	3	3	3	—	—
Abnormal revenues and expenses	(95)	105	—	(86)	—
Other	(6)	(6)	—	—	—
Changes in assets and liabilities net of effects of non-cash and investing and financing activities
(Increase) / decrease in accounts receivable and related items	(40)	(72)	133	—	—
Increase in inventories	—	(8)	(6)	—	—
Increase / (decrease) in current taxation	80	(8)	29	(26)	(21)
Decrease in provisions	—	—	(5)	—	—
Increase / (decrease) in accounts payable and related items	20	61	(229)	(1)	(28)

Net cash flows from operating activities	1,703	1,681	1,566	485	279

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

The movements in the imputation credit accounts are detailed below:

	Group			Parent
Year ended 30 June (Dollars in millions)	2005 NZ$	2004 NZ$	2003 NZ$	2005 NZ$	2004 NZ$
Balance at the beginning of the year	(498)	(308)	(152)	(11)	(8)
New Zealand income tax paid	(285)	(345)	(291)	—	—
Imputation credits attached to dividends received	(3)	(2)	(2)	—	(158)
Imputation credits attached to dividends paid	268	157	137	—	155
Transfer to Telecom imputation group	—	—	—	11	—

Balance at the end of the year	(518)	(498)	(308)	—	(11)

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

NOTE 26 QUARTERLY FINANCIAL INFORMATION (UNAUDITED AND NOT REVIEWED)

(Dollars in millions, except per share amounts)	Operating revenues (including abnormal items) NZ$	Abnormal items NZ$	Net earnings attributable to shareholders NZ$	Net earnings per share NZ¢
Quarter ended
30 September 2004	1,391	10	193	10
31 December 2004	1,406	5	198	10
31 March 2005	1,463	22	259	13
30 June 2005	1,499	58	266	14

Year ended 30 June 2005	5,759	95	916	47

Quarter ended
30 September 2003	1,323	—	162	9
31 December 2003	1,354	28	203	11
31 March 2004	1,361	12	232	12
30 June 2004	1,350	(133)	157	8

Year ended 30 June 2004	5,388	(93)	754	39

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

The effect of these acquisitions on the Group’s assets and liabilities was:

Total NZ$
(Dollars in millions)
ASSETS

Current assets:

Receivables and prepayments	41
Inventories	4

Total current assets	45
Property, plant and equipment	9

Total assets	54

LIABILITIES

Current liabilities:

Accounts payable and accruals	37

Total liabilities	37

Net assets acquired	17

Net consideration:
Net cash paid	(89)
Goodwill arising on acquisition	72

17

The goodwill is not deductible for tax purposes and is included within the NZ Wired and New Zealand operations segments.

The pro-forma results of the Group had these acquisitions been made at the start of the years ended 30 June 2005 or 30 June 2004 are:

	2005 NZ$		2004 NZ$
(Dollars in millions)
Revenue	5,783		5,642
Net income	916		756
Earnings per share	47	¢	39	¢

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

NZ GAAP requires parent company only financial statements to be included within the consolidated financial statements. Parent company only financial statements have not been included in this note as they are not permitted to be included as part of the primary financial statements under US GAAP. The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements.

EFFECT ON NET EARNINGS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

	Group
Year ended 30 June (Dollars in millions)	2005 NZ$	restated		restated
		2004 NZ$		2003 NZ$
Net earnings in accordance with NZ GAAP	916	754		709

US GAAP Adjustments
Derivative financial instruments (b)	38	(11)		(51)
Depreciation of interest costs capitalised in prior years (c)	(4)	(5)		(5)
Amortisation of goodwill (d)	70	65		66
Capacity sales (e)	2	2		2
Stock based compensation (f)	1	2		—
Government grants (g)	(15)	(11)		—
Deferred revenue (h / v)	(3)	—		—
Provisions (i / v)	6	—		—
Consolidation of Southern Cross (p)	(21)	—		—
Tax effect of US GAAP adjustments	(10)	10		37

Net earnings before change in accounting principle, in accordance with US GAAP	980	806		758

Cumulative effect of change in accounting principle, in accordance with US GAAP (net of tax) (p / v)	—	(511)		—

Net earnings after change in accounting principle, in accordance with US GAAP (v)	980	295		758

Basic net earnings per share in accordance with US GAAP before change in accounting principle (q)	50 ¢	42	¢	40	¢

Cumulative effect of change in accounting principle on basic net earnings per share (p / v)	—	(27	)¢	—

Basic net earnings per share in accordance with US GAAP after change in accounting principle (q / v)	50 ¢	15	¢	40	¢

Diluted net earnings per share in accordance with US GAAP before change in accounting principle (q)	50 ¢	42	¢	39	¢

Cumulative effect of change in accounting principle on diluted net earnings per share (p / v)	—	(27	)¢	—

Diluted earnings per share in accordance with US GAAP after change in accounting principle (q / v)	50 ¢	15	¢	39	¢

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CUMULATIVE EFFECT ON SHAREHOLDERS’ FUNDS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

	Group
		restated	restated
Year ended 30 June	2005 NZ$	2004 NZ$	2003 NZ$
(Dollars in millions)
Shareholders’ funds in accordance with NZ GAAP	2,427	2,205	1,765

US GAAP Adjustments
Investments – accumulated unrealised holding gain on available-for-sale securities (a)	—	21	13
Accounts payable and accruals – derivative financial instruments (b)	(61)	(91)	(67)
Property, plant and equipment – capitalisation of interest costs, net of accumulated depreciation (c)	3	7	12
Intangibles – non-amortisation of goodwill (d)	197	131	66
Unearned revenue – capacity sales (e)	(21)	(23)	(25)
Provisions – stock-based compensation (f)	3	2	—
Property, plant and equipment – government grants (g)	(26)	(11)	—
Accounts payable and accruals – deferred revenue (h / v)	(30)	(27)	(27)
Accounts payable and accruals – provisions (i / v)	—	(6)	(6)
Minority interests (j / v)	—	(4)	(4)
Investments – share of losses of associate companies (k)	(45)	(45)	(45)
Investments – dividends from associates (l) (102) )	(102)	(102)	(102)
Investments – foreign currency movement on associate advance (a / v)	52	44	38
Consolidation of Southern Cross (p / v)	(517)	(510)	—
Deferred tax assets (v)	170	169	137
Deferred tax liabilities (v)	(126)	(108)	(90)

Shareholders’ funds in accordance with US GAAP (v)	1,924	1,652	1,665

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ FUNDS IN ACCORDANCE WITH US GAAP

	Group
		restated	restated
Year ended 30 June	2005 NZ$	2004 NZ$	2003 NZ$
(Dollars in millions)
Shareholders’ funds at beginning of year in accordance with US GAAP (v)	1,652	1,665	1,037

Net earnings (v)	980	295	758
Other comprehensive (loss)/income (a / v)	(89)	(39)	99

Total comprehensive income (v)	891	256	857

Dividends	(833)	(488)	(428)
Tax credit on supplementary dividends	95	55	52
Capital contributed	116	163	146
Movement in deferred compensation	3	1	1

Shareholders’ funds at end of year in accordance with US GAAP (v)	1,924	1,652	1,665

Represented by

Contributed capital	1,987	1,871	1,708
Retained earnings/(loss) (v)	238	(4)	134
Accumulated other comprehensive loss (a / v)	(306)	(217)	(178)
Deferred compensation	5	2	1

Shareholders’ funds at end of year in accordance with US GAAP (v)	1,924	1,652	1,665

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a) Total Comprehensive Income

Total comprehensive income consists of net income and other gains and losses affecting shareholders’ funds that, under US GAAP, are excluded from net earnings.

Changes in the components of other comprehensive income/(loss) are as follows:

	Group
		restated	restated
Year ended 30 June	2005 NZ$	2004 NZ$	2003 NZ$
(Dollars in millions)
Net earnings in accordance with US GAAP (v)	980	295	758

Other comprehensive income/(loss):
Foreign currency translation adjustments (v)	(54)	(11)	(5)
Derivative (losses)/gains on cash flow hedges (b)	—	(21)	38
Derivative (gains)/losses transferred to earnings	(9)	9	68
Unrealised holding gain on available-for-sale securities	65	36	22
Gain on available-for-sale securities transferred to earnings	(86)	(28)	—
Income tax expense related to:
Foreign currency translation adjustments	(8)	(28)	(17)
Derivative (losses)/gains on cash flow hedges	3	4	(7)

Other comprehensive income/(loss) (v)	(89)	(39)	99

Total comprehensive income (v)	891	256	857

Components of accumulated other comprehensive loss were:

	Group
		restated
30 June (Dollars in millions)	2005 NZ$	2004 NZ$

Foreign currency translation adjustments (v)	(306)	(244)
Unrealised holding gain on available-for-sale securities	—	21
Derivative gains on cash flow hedges (net of tax)	—	6

Accumulated other comprehensive loss (v)	(306)	(217)

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

Goodwill is allocated between the reportable segments as summarised below:

	Group
	NZ Wired NZ$	NZ Wireless NZ$	Australian Operations NZ$	TOTAL NZ$
(Dollars in millions)
Goodwill as at 30 June 2004	—	39	967	1,006
Purchased goodwill	72	—	—	72
Foreign currency translation adjustment	—	—	(5)	(5)

Goodwill as at 30 June 2005	72	39	962	1,073

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

	Group
			restated		restated
Year ended 30 June	2005 NZ$		2004 NZ$		2003 NZ$
(Dollars in millions)
US GAAP
Net earnings, as reported (v)	980		295		758
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	6		2		2
Less: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(8)		(6)		(8)

Pro-forma net earnings (v)	978		291		752

Basic earnings per share (v)
As reported	50	¢	15	¢	40	¢
Pro-forma	50	¢	15	¢	40	¢

Diluted earnings per share (v)
As reported	50	¢	15	¢	39	¢
Pro-forma	49	¢	15	¢	39	¢

The fair value of stock option grants was estimated using the Black Scholes option pricing model. The model is based on the following weighted average assumptions:

	Group
Year ended 30 June	2005 NZ$	2004 NZ$	2003 NZ$
(Dollars in millions)
Risk-free interest rate	6.2%	5.7%	6.2%
Expected dividend yield	6.8%	5.8%	4.0%
Expected option life (in years)	4.3	5.2	5.9
Expected stock price volatility	26.3%	27.0%	27.0%

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

The impact of consolidation on the Group’s net earnings before change in accounting principle under US GAAP is as follows:

	Group
30 June	2005 NZ$	2004 NZ$
(Dollars in millions)
Operating revenue	85	—
Cost of sales	(34)	—
Other operating expenses	8	—
Depreciation	(59)	—
Interest income	6	—
Interest expense	(26)	—
Income tax expense	(1)	—

Net loss attributable to shareholders	(21)	—

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The impact of consolidation on the Group’s statement of shareholders funds under US GAAP is as follows:

	Group
		restated
30 June	2005 NZ$	2004 NZ$
(Dollars in millions)
Cash	3	2
Restricted cash	19	148
Receivables and prepayments	(42)	21
Deferred tax assets	—	(10)
Property, plant and equipment	1,052	1,301

Total assets	1,032	1,462

Accounts payable and accruals	1,395	1,580
Long-term debt	154	392

Total liabilities	1,549	1,972

Cumulative effect on shareholders funds	(517)	(510)

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

30 June 2005
(Dollars in millions)	NZ$
Revenue from sale of capacity – external customers	137
Revenue from sale of capacity – internal customers	22

Total revenue	159

Depreciation and amortisation	91
Earnings before interest and tax	17
Segment total assets	1,425
Expenditure on long-lived assets	7

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

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(q) Earnings Per Share

US GAAP requires companies to present basic earnings per share and diluted earnings per share. The numerators and the denominators used in the computation of basic and diluted earnings per share are reconciled below:

Year ended 30 June	Group
				restated			restated
(Dollars in millions, except per share amounts)	2005			2004			2003
Basic EPS Computation
Numerator – net earnings before cumulative effect of change in accounting principle	NZ$	980		NZ$	806		NZ$	758
Numerator – net earnings after cumulative effect of change in accounting principle (v)	NZ$	980		NZ$	295		NZ$	758

Denominator – ordinary shares (in millions)		1,946			1,922			1,887

Basic EPS before cumulative effect of change in accounting principle (in cents)		50	¢		42	¢		40	¢

Basic EPS after cumulative effect of change in accounting principle (in cents) (v)		50	¢		15	¢		40	¢

Diluted EPS Computation
Numerator – net earnings before cumulative effect of change in accounting principle	NZ$	980		NZ$	806		NZ$	758
Add – capital note interest after income tax	NZ$	19			—		NZ$	37
Add – convertible note interest after income tax	NZ$	5		NZ$	11		NZ$	11

	NZ$	1,004		NZ$	817		NZ$	806

Numerator: Net earnings after cumulative effect of change in accounting principle (v)	NZ$	1,004		NZ$	295		NZ$	806

Denominator (in millions)
Ordinary shares		1,946			1,922			1,887
Capital notes		57			—			149
Convertible notes		17			36			36
Contingent shares		2			—			—
Options		5			4			1

		2,027			1,962			2,073

Diluted EPS before cumulative effect of change in accounting principle (in cents)		50	¢		42	¢		39	¢

Diluted EPS after cumulative effect of change in accounting principle (in cents) (v)		50	¢		15	¢		39	¢

Anti-dilutive potential shares (in millions)
Capital notes		—			62			—

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

	Group
30 June	2005 NZ$	restated 2004 NZ$	2003 NZ$
(Dollars in millions)
Net cash flows from
Operating activities	1,771	1,681	1,566
Investing activities	(660)	(584)	(702)
Financing activities	(1,207)	(946)	(988)

Net cash flow	(96)	151	(124)

Foreign exchange translation adjustment	—	(3)	(4)
Cash balance arising upon consolidation of Southern Cross	—	2	—
Opening cash position	334	184	312

Closing cash position	238	334	184

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

Deferred tax asset/(liability) as at:	30 June
	2005 NZ$	2004 restated NZ$
(Dollars in millions)
Deferred tax assets
Provisions, accruals and other	66	77
Investments in associates	—	—
Advances to associates	—	—

	66	77
Less valuation allowance	—	—

Net deferred tax assets	66	77

Deferred tax liability
Property, plant and equipment	(158)	(146)

Net deferred tax liability (v)	(158)	(146)

Net current deferred tax asset	51	47
Net non-current deferred tax liability	(143)	(116)

Net deferred tax liability (v)	(92)	(69)

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

(u) Property, Plant and Equipment

Under US GAAP the cost and accumulated depreciation of major fixed asset categories is different from NZ GAAP due to the capitalisation of interest, the capitalisation of government grants and the consolidation of Southern Cross. The major fixed asset categories under US GAAP as at 30 June 2005 and 30 June 2004 are outlined in the table below:

	Telecom Group
	Tele- communications equipment and plant	Freehold land NZ$	Buildings NZ$	Other fixed assets NZ$	Construction in progress NZ$	TOTAL NZ$
(Dollars in millions)
Cost	11,278	100	623	1,482	222	13,705
Less accumulated depreciation	(6,978)	—	(332)	(1,083)	—	(8,393)

Net book value at 30 June 2005	4,300	100	291	399	222	5,312

Cost	11,181	106	599	1,279	189	13,354
Less accumulated depreciation	(6,443)	—	(305)	(997)	—	(7,745)

Net book value at 30 June 2004	4,738	106	294	282	189	5,609

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

	2004			2003
(Dollars in millions)	As previously reported NZ$	Adjust- ments NZ$	As restated NZ$	As previously reported NZ$	Adjust- ments NZ$	As restated NZ$
Effect on net earnings under US GAAP
Cumulative effect of change in accounting principle	(604)	93	(511)	—	—	—
Net earnings after change in accounting principle	202	93	295	758	—	758

Cumulative effect of change in accounting principle on basic and diluted net earnings per share	(31)¢	4 ¢	(27)¢	—	—	—

Basic net earnings per share after change in accounting principle	11 ¢	4 ¢	15 ¢	40 ¢	—	40 ¢

Diluted net earnings per share after change in accounting principle	11 ¢	4 ¢	15 ¢	39 ¢	—	39 ¢

Effect on reconciliation of shareholders’ funds between NZ GAAP and US GAAP
Accounts payable and accruals – deferred revenue	—	(27)	(27)	—	(27)	(27)
Accounts payable and accruals – provisions	—	(6)	(6)	—	(6)	(6)
Minority interests	—	(4)	(4)	—	(4)	(4)
Investments – foreign currency movement on associate advance	—	44	44	—	38	38
Consolidation of Southern Cross	(603)	93	(510)	—	—	—
Deferred tax assets	—	169	169	—	137	137
Deferred tax liabilities	50	(158)	(108)	36	(126)	(90)

Shareholders’ funds at end of year in accordance with US GAAP	1,541	111	1,652	1,653	12	1,665

Effect on consolidated statement of shareholders’ fund in accordance with US GAAP
Shareholders’ funds at beginning of year in accordance with US GAAP	1,653	12	1,665	1,043	(6)	1,037
Net earnings	202	93	295	758	—	758
Other comprehensive income/(loss):
Foreign currency translation adjustments	(17)	6	(11)	(23)	18	(5)
Total other comprehensive income/(loss)	(45)	6	(39)	81	18	99
Total comprehensive income	157	99	256	839	18	857
Shareholders’ funds at end of year in accordance with US GAAP	1,541	111	1,652	1,653	12	1,665

Represented by:
Retained earnings/(loss)	(71)	67	(4)	160	(26)	134
Accumulated other comprehensive loss:
Foreign currency translation adjustments	(288)	44	(244)	(243)	38	(205)
Accumulated other comprehensive loss	(261)	44	(217)	(216)	38	(178)
Shareholders’ funds at end of year in accordance with US GAAP	1,541	111	1,652	1,653	12	1,665

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

Restated Financial Information under NZ IFRS

Statement of Financial Position (Balance Sheet) as at 1 July 2004 and 30 June 2005

		Group 1 July 2004			Group 30 June 2005
(Dollars in millions)	notes	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$
		NZ GAAP	Adj’s	NZ IFRS	NZ GAAP	Adj’s	NZ IFRS
ASSETS

Current assets:

Cash and cash equivalents		238	94	332	235	—	235
Short-term investments	a	247	(94)	153	81	—	81
Receivables and prepayments	a	971	(34)	937	1,311	(45)	1,266
Taxation recoverable	a	—	35	35	—	45	45
Inventories		50	—	50	56	—	56

Total current assets		1,506	1	1,507	1,683	—	1,683

Non-current assets:

Long-term investments		767	(103)	664	544	(95)	449
Receivables due after one year	a	—	103	103	—	95	95
Deferred tax assets	d	—	116	116	—	140	140
Intangible assets	a , b	915	600	1,515	911	732	1,643
Property, plant and equipment	a	4,312	(600)	3,712	4,283	(681)	3,602

Total non-current assets		5,994	116	6,110	5,738	191	5,929

Total assets		7,500	117	7,617	7,421	191	7,612

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accruals	c	931	27	958	1,014	30	1,044
Debt due within one year		803	—	803	863	—	863

Total current liabilities		1,734	27	1,761	1,877	30	1,907

Non-current liabilities:

Deferred taxation	d	120	107	227	136	125	261
Long-term debt		3,438	—	3,438	2,973	—	2,973

Total non-current liabilities		3,558	107	3,665	3,109	125	3,234

Total liabilities		5,292	134	5,426	4,986	155	5,141

Equity:

Shareholders’ funds		2,205	(21)	2,184	2,427	36	2,463
Minority interests	e	3	4	7	8	—	8

Total equity		2,208	(17)	2,191	2,435	36	2,471

Total liabilities and equity		7,500	117	7,617	7,421	191	7,612

NOTE 29 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Statement of Financial Performance (Income Statement) for the year ended 30 June 2005

(Dollars in millions, except per share amounts)	notes	NZ GAAP NZ$	Group adj’s NZ$	NZ IFRS NZ$
Operating revenues and other income
Local service		1,101	—	1,101
Calling	f	1,348	143	1,491
Interconnection		207	—	207
Mobile	f	841	(3)	838
Data	f	777	(21)	756
Internet		223	—	223
Solutions		321	—	321
Other operating revenues	g	787	(16)	771
Abnormal revenues	h	154	—	154

Total operating revenues and other income		5,759	103	5,862

Operating expenses
Labour	h	(735)	(3)	(738)
Cost of sales	i	(1,664)	1,664	—
Intercarrier costs		—	(1,060)	(1,060)
Other operating expenses		(933)	(726)	(1,659)
Abnormal expenses		(59)	—	(59)

Total operating expenses		(3,391)	(125)	(3,516)

Earnings before interest, taxation, depreciation and amortisation		2,368	(22)	2,346

Depreciation	a, b	(694)	147	(547)
Amortisation	a, b	(74)	(76)	(150)

Earnings before interest and taxation		1,600	49	1,649

Net interest and other finance costs		(289)	—	(289)

Earnings before taxation		1,311	49	1,360

Income tax expense	d	(392)	6	(386)

Earnings from ordinary activities after taxation and before minority interests		919	55	974

Minority interests		(3)	—	(3)

Earnings attributable to shareholders		916	55	971

Earnings per share		47 ¢	3 ¢	50 ¢

Reconciliation of Net Earnings for the Year Ended 30 June 2005 under NZ IFRS

(Dollars in millions)	notes	Group NZ$
Net Earnings under NZ GAAP for the year ended 30 June 2005		916

Goodwill amortisation	b	70
Changes in revenue recognition	f	(3)
Government grants	g	(15)
Share-based payments	h	(3)
Deferred tax on adjustments		6

Net Earnings under NZ IFRS for the year ended 30 June 2005		971

NOTE 29 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Reconciliation of Equity under NZ IFRS

A reconciliation of equity under previous NZ GAAP to equity under NZIFRS at the date of transition to NZIFRS (1 July 2004) and at the end of the latest period presented in the previous financial statements (30 June 2005) is as follows:

(Dollars in millions)	notes	Group NZ$
Equity under NZ GAAP at 1 July 2004		2,208

Changes in revenue recognition	f	(27)
Share based payments	h	1
Deferred tax on adjustments		9

Equity under NZ IFRS at 1 July 2004		2,191

(Dollars in millions)	notes	Group NZ$
Equity under NZ GAAP at 30 June 2005		2,435

Goodwill amortisation	b	70
Elimination of minority interest	e	(4)
Changes in revenue recognition	f	(30)
Government grants	g	(15)
Deferred tax on adjustments		15

Equity under NZ IFRS at 30 June 2005		2,471

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