Form 20-F
period 2006-06-30
TELECOM CORP OF NEW ZEALAND LTD
filed 2006-09-25
CIK 875809

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2006

Commission file number 1-10798

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Exact name of Registrant as specified in its charter)

New Zealand
(Jurisdiction of incorporation or organisation)

Telecom House, 68 Jervois Quay, Wellington, New Zealand
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depository Shares	New York Stock Exchange
(“ADSs”, evidenced by American Depository Receipts (“ADRs”))

Ordinary Shares, no par value	New York Stock Exchange*(“shares”)

*	Not for trading, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary shares, no par value	1,960,933,948
Special rights convertible preference share, no par value	1

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes     ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒            Accelerated filer ☐            Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

INTERPRETATION

When used in this Report on Form 20-F (“Report”) references to the “Company” or “Telecom” are references to Telecom Corporation of New Zealand Limited, a company incorporated with limited liability under the New Zealand Companies Act 1993, domiciled in New Zealand, with its registered office located at Telecom House, Level 8, North Tower, 68 Jervois Quay, Wellington, telephone 64-4-8019000. References to “Telecom Group” are to Telecom Corporation of New Zealand Limited, together with its subsidiaries and associates.

Certain information required for this report is incorporated by reference from Telecom’s Financial Statements for the fiscal year ended 30 June 2006 (the “Financial Statements”). Information required to be stated as at the most recent practicable date, is stated as at 6 September 2006 unless expressly stated. References to “Notes” are references to the Notes to the consolidated financial statements. The consolidated financial statements for the fiscal years ended 30 June 2005 and 30 June 2006 are filed with this Report.

In this Report references to “US$” or “US dollars” are to United States dollars, references to “A$” are to Australian dollars and references to “$”, “NZ$”, and “NZ dollars” are to New Zealand dollars.

In this report reference to legislation is to New Zealand legislation unless specifically stated otherwise.

GLOSSARY

In addition the following terms have the following meanings:

“ADSL”	means Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire.

“Affected Shares”	means those shares which the Telecom Board has specified in a notice to a holder as being held in excess of the shareholding limits established by the Constitution.

“AMPS”	means Advanced Mobile Phone Service, which is a technology for analogue mobile telephony system.

“ATM”	means Asynchronous Transmission Mode, which is a data transport technology suite that uses fixed length cells to transfer the data.

“ATS”	means Alarm Transport Service.

“BPON”	means Broadband Passive Optical Network, which is a fibre to the home technology.

“CDMA”	means Code Division Multiple Access which is a technology used in digital mobile networks.

“Computerland”	means the ICT business (Ceritas New Zealand Limited) acquired by Telecom New Zealand Limited in 2004.

“CRM”	means Customer Relationship Management systems.

“D-AMPS”	means Digital AMPS, which is a technology for digital transmission of radio signals between, for example, a mobile telephone and a radio base station.

“DDN”	means Digital Data Network.

“DDS”	means Digital Data Services, which are services providing a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs

“Depositary”	means The Bank of New York.

“DSL”	means Digital Subscriber Line, which is a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop.

“DSLAM”	means Digital Subscriber Line Access Multiplexers, which is network-based equipment used to deliver DSL services to customers.

“DWDM”	means Dense Wave Division Multiplexing, which is an industry term used for a data transport technology that uses multiple different wave-lengths densely grouped together on a single optical fibre.

“Economic Value Added”	means the valuation methodology which is used to determine Telecom Group performance in respect of the cash-based incentive schemes.

“EV-DO”	means Evolution Data Optimised, which is a 3G mobile technology that provides a packet data link with a maximum theoretical data speed of 2.4 Mbit/s, with speeds typically averaging 500kbit/s in practice.

“EV-DO Rev A”	means CDMA Evolution - Data Optimised Revision A. EV-DO Rev A is an enhancement of EV-DO Rel. 0, which is a mobile network technology to provide high speed packet data links..

“GPRS”	means General Packet Radio Service, which is a packet data service that allows information to be sent and received across a mobile telephone network.

“GSM”	means Global Service for Mobile Communications, which is a technology used in digital mobile networks.

“HSDPA”	means High Speed Downlink Packet Access, which is a mobile network technology to provide high speed packet data links in the downlink direction from the network to the customer’s terminal.

“ICMS”	means Integrated Customer Management System, which is Telecom’s primary customer database for both fixed line and mobile customers.

“ICT”	means Information and Communication Technologies.

“IP”	means Internet Protocol, which is a communications protocol suite used for carrying data on the internet.

“IP-VPN”	means Internet Protocol-Virtual Private Network, which is an industry term for an IP-based VPN.

“IS”	means Information Systems.

“ISDN”	means the Integrated Services Digital Network, which is a switched digital transmission network that can carry a range of digitised voice,

data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

“ISP”	means Internet Service Provider.

“IT”	means Information Technology, which is a generic term for any technology relating to information processing or transport.

“Kiwi Share”	means the one preference share held by the New Zealand Government in Telecom.

“Kiwi Shareholder”	means the Minister of Finance who holds the Kiwi Share on behalf of the New Zealand Government.

“LMDS”	means Local Multipoint Distribution System, which is a broadband wireless technology to provide voice and data services.

“LLU”	means Local Loop Unbundling.

“MMDS”	means Multichannel Multipoint Distribution Service, which is a broadband wireless point to multipoint specification.

“MPLS”	means Multi-Protocol Label Switching, which is an industry term for a data communications technique where labels are used to switch data packets across a network.

“MTAS”	means Mobile Terminating Access Service.

“NGN”	means Telecom’s Trans-Tasman IP-based multi-service Next Generation Network, which is a name given to a converged, voice, video and data, all IP network.

“NGT”	means Telecom’s Next Generation Telecom business model.

“NZX”	means the New Zealand Exchange.

“NZSX”	means the New Zealand Stock Market.

“PABX”	means a Private Automatic Branch Exchange, which is an automatic telephone switching system within a private enterprise.

“Pacnet”	means Packet Switch Network.

“PDH”	means Plesio-Synchronous Digital Hierarchy, which is a technology used to transfer data over digital transport networks.

“PDN”	means Public Data Network.

“PoI”	means Points of Interconnection.

“PoPs”	means Points of Presence.

“PSTN”	means the Public Switched Telephone Network, which is a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices.

“PSTN OTA”	means the Public Switched Telephone Network Originating and Terminating Access Services.

“SDH”	means Synchronous Digital Hierarchy, which is an industry term for a synchronous data transport network.

“SHDSL”	means Symmetric Hierarchy Digital Subscriber Line, which is a synchronous variant of DSL.

“Southern Cross”	means Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited.

“Southern Cross Network”	means Southern Cross Cables Network.

“Targeted Access Services”	means access services to be specified and delivered according to Telecom’s planned operational separation undertakings, including (but subject to change as a result of negotiations with the New Zealand Government):

• UBS services (including naked DSL) and related backhaul, as proposed to be extended by the Telecommunications Bill;

• LLU and associated co-location and backhaul; and

• other DSL services that fall within the relevant designations in the Telecommunications Bill.

“TDMA”	means Time Division Multiple Access Network, which is the radio spectrum sharing technique on which Telecom’s D-AMPS mobile phone network is based.

“TSLRIC”	means the Total Service Long Run Incremental Cost methodology for determining the cost of a service.

“TSO”	means the Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001.

“TTS”	means Telecom Transaction Service.

“UBS”	means Unbundled Bitstream Service.

“UMTS”	means Universal Mobile Telecommunications System.

“VoIP”	means Voice over Internet Protocol, which is a term used in IP telephony for managing the delivery of voice information using the IP.

“VPN”	means Virtual Private Network which is a carrier provided service in which the public network provides the equivalent of a privately established customer network.

“WAN”	means Wide Area Network, which is a geographically dispersed telecommunications network.

“WAP”	means Wireless Application Protocol, a communications protocol and application environment used in wireless networks.

“W-CDMA”	means Wideband CDMA, which is an ITU recognised 3G mobile telephony technology using 5MHz channels to deliver voice and peak data rates from 64 to 384 kbps.

“WiFi”	means Wireless Fidelity, which is wireless networking technology providing wireless connectivity to the internet.

“WiMax”	means World Interoperability for Microwave Access, which is a wireless technology standard.

“1XRTT”	means 1X Radio Transmission Technology, which is a CDMA-based standard used by Telecom’s CDMA mobile network.

“3G”	means third generation mobile network as defined by the International Telecommunication Union.

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

For example:

•	anticipated capital expenditure for the 2007 financial year of approximately NZ$800 million;

•	Telecom’s expectations regarding revenue mix, operating costs, margins and depreciation and interest expense;

•	Telecom’s expectation that net debt will remain relatively stable in the 2007 financial year and that interest expense for the 2007 financial year will be at or above the level of interest expense in the 2006 financial year;

•	Telecom’s market growth expectations for the communications, IT Services, information and entertainment sectors;

•	Telecom’s expectations for the impact of proposed regulation in New Zealand on Telecom’s future financial performance;

•	Telecom’s expectation that the finalisation of proposed regulation in New Zealand will take the majority of the 2007 financial year;

•	Telecom’s expectation that the majority of customers will be on NGT offers that are provided over the NGN by December 2015;

•	The anticipated closure of the TDMA network in March 2007;

•	Telecom’s target of achieving 500,000 retail broadband customers by 30 June 2007;

•	Telecom’s cash flow from operations and available borrowings are sufficient to fund Telecom’s expected capital expenditure, working capital and investment requirements;

•	Telecom’s expectation that Southern Cross will partially repay its shareholder advances in the 2007 financial year;

•	for the year ended 30 June 2007, Telecom expects a pay-out ratio of approximately 75% of net earnings (after adding back relevant non-cash items).

When used in this Report, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “plan” and similar expressions, as they relate to Telecom, are intended to identify forward-looking statements.

Such forward-looking statements are not guarantees of future performance. Actual results, performance or achievements could differ materially from those projected in, or implied by, the forward-looking statements as a result of various assumptions, risks and uncertainties. In addition to the risks described under “Item 3 - Risk Factors”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	Telecom’s ability to successfully implement its business strategy;

•	vigorous competition in the markets in which Telecom operates and the possible entrance of new competitors to these markets particularly in the New Zealand market for mobile phone services;

•	increasingly extensive industry specific regulation;

•	finalisation of the New Zealand Government’s proposed regulatory package for the telecommunications industry;

•	rapid technological changes and convergence of telecommunications, information services and media markets and technologies;

•	uncertainties regarding operating new systems and technologies;

•	uncertainties about the degree of growth in the number of consumers in the markets in which Telecom operates;

•	decreasing revenues from traditional services owing to mobile and other substitution;

•	network or system interruptions owing to natural hazard disasters and other events such as fire, terrorism or sabotage affecting key facilities, software faults, viruses and power supply loss or overloading;

•	dependence on key third party suppliers for delivery of important services;

•	uncertainties around acquisitions and investments;

•	uncertainties around economic conditions within the countries in which Telecom operates;

•	other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Telecom’s financial statements for the year ended 30 June 2006 have been prepared in accordance with New Zealand equivalents to International Financial Reporting Standards (“NZ IFRS”), which Telecom adopted on 1 July 2005. In complying with NZ IFRS, Telecom is also in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Prior to 1 July 2005, Telecom prepared its financial statements in accordance with New Zealand Generally Accepted Accounting Practice (“NZ GAAP”). The comparative financial statements for the year ended 30 June 2005 have been restated in accordance with NZ IFRS. Financial statements for years prior to this have not been restated. As allowed by the US Securities and Exchange Commission (“SEC”) rules in relation to first time adoption of IFRS, only one year of comparative financial statements are presented in this annual report on Form 20-F. The accounting policies set out in Note 1 have been applied consistently to the 2005 and 2006 financial years, with the exception of those policies relating to financial instruments under NZ IAS 32 “Financial Instruments: Disclosure and Presentation” and NZ IAS 39 “Financial Instruments: Recognition and Measurement”, which have been applied from 1 July 2005.

The selected consolidated financial data in accordance with NZ IFRS below has been derived from Telecom’s consolidated financial statements for the years ended 30 June 2006 and 2005, which have been audited by KPMG, an independent registered public accounting firm. The selected consolidated financial data in accordance with United States Generally Accepted Accounting Practice (“US GAAP”) has been derived from the notes to Telecom’s consolidated financial statements for each of the reporting periods in the five year period ended 30 June 2006, which have been audited by KPMG for the years ended 30 June 2006, 2005, 2004 and 2003 and PricewaterhouseCoopers (also an independent registered public accounting firm) for the year ended 30 June 2002. The data should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and notes. The consolidated financial statements as of 30 June 2006 and 2005, and the auditor’s report thereon, are included elsewhere in this report, see F1 – F66.

	Year ended 30 June
	2006 NZ$		2005 NZ$
	(Dollars in millions, except per share and per ADS amounts)
Amounts in accordance with NZ IFRS:
Income Statement Data
Operating revenues and other gains
Local service		1,081		1,101
Calling		1,393		1,443
Interconnection		204		206
Mobile		869		835
Data		602		602
Broadband and internet		448		376
IT services		346		308
Other operating revenues		812		779
Other gains (a)		60		154
Total Operating Revenues and other gains		5,815		5,804
Operating expenses
Labour		796		738
Intercarrier costs		1,199		1,185
Other operating expenses		1,563		1,479
Asset Impairments (b)		1,301		24
Other expenses (c)		34		35
Total Operating Expenses		4,893		3,461
Depreciation and amortisation		705		698
Net interest expense and other financing costs		254		289
Income tax expense		394		386
(Loss)/earnings after income tax		(431)		970
Minority interests in earnings of subsidiaries		4		3
Net (loss)/earnings attributable to shareholders		(435)		967
Net (loss)/earnings per share - basic (d)	NZ$	(0.22)	NZ$	0.50
Net (loss)/earnings per share - diluted (d)	NZ$	(0.22)	NZ$	0.49
Net (loss)/earnings per ADS (d)	NZ$	(1.78)	NZ$	3.97
Net (loss)/earnings per ADS - diluted (d)	NZ$	(1.78)	NZ$	3.92
Balance Sheet Data
Property, plant and equipment		3,301		3,602
Total assets		6,203		7,504
Debt due within one year		955		863
Long-term debt		2,543		2,973
Total liabilities		5,141		5,033
Total equity		1,062		2,471
Contributed capital		2,011		1,991

	Year ended 30 June
	2006 NZ$	2005 NZ$	2004 NZ$	2003 NZ$	2002 NZ$
	(Dollars in millions, except per share and per ADS amounts)
Amounts in accordance with US GAAP (e):
Income Statement Data
Asset impairments	(1,419)	(24)	(133)	—	(81)
Gain on deconsolidation of Southern Cross	526	—	—	—	—
Net (loss)/earnings before change in accounting principle	(61)	978	806	758	(238)
Cumulative effect of change in accounting principle (h)	—	—	(511)	—	—
Net (loss)/earnings after change in accounting principle	(61)	978	295	758	(238)
Basic (loss)/earnings per share before change in accounting principle (d)	(0.03)	0.50	0.42	0.40	(0.13)
Basic (loss)/earnings per ADS before change in accounting principle (d)	(0.24)	4.02	3.35	3.22	(1.02)
Basic (loss)/earnings per share after change in accounting principle (d)	(0.03)	0.50	0.15	0.40	(0.13)
Basic (loss)/earnings per ADS after change in accounting principle (d)	(0.24)	4.02	1.22	3.22	(1.02)
Weighted average number of ordinary shares outstanding, basic (in millions)	1,960	1,948	1,922	1,887	1,863
Weighted average number of ordinary shares outstanding, diluted (in millions)	1,960	2,027	1,962	2,073	1,864
Diluted (loss)/earnings per share after change in accounting principle	(0.03)	0.49	0.15	0.39	(0.13)
Diluted (loss)/earnings per ADS after change in accounting principle (d)	(0.24)	3.92	1.22	3.11	(1.02)
Balance Sheet Data:
Property, plant and equipment	3,293	5,312	5,609	4,647	4,843
Total assets	6,114	8,702	9,176	7,778	8,147
Total shareholders’ equity	951	1,922	1,652	1,665	1,037

	Year ended 30 June
	2006		2005		2004		2003		2002
Dividends relating to the period (accrual basis)
Dividends per share (f)	NZ$	0.455	NZ$	0.485	NZ$	0.270	NZ$	0.200	NZ$	0.200
Dividends per ADS (g)	US$	2.343	US$	2.718	US$	1.397	US$	0.895	US$	0.729
Dividends paid in the period (cash basis)
Dividends per share (f)	NZ$	0.535	NZ$	0.380	NZ$	0.225	NZ$	0.200	NZ$	0.200
Dividends per ADS (g)	US$	2.854	US$	2.129	US$	1.132	US$	0.847	US$	0.702

(a)	In 2006, the other gain of NZ$60 million represents a gain in connection with the acquisition of a 100% shareholding in Southern Cross Cables (NZ) Limited pertaining to an acquired deferred tax benefit.

In 2005, other gains of NZ$154 million are comprised of a gain of NZ$86 million on the sale of Telecom’s shares in Independent Newspapers Limited, a gain of NZ$8 million on the sale of Telecom’s stake in Intelsat, a gain of NZ$10 million on the sale of 15 Telecom retail stores to Leading Edge Group, a gain of NZ$9 million on the repurchase of NZ$300 million of convertible notes and an accrual of NZ$41 million of previously unrecognised credit support fees due from Telecom’s associate entity the Southern Cross Cables Group.

(b)	In 2006, the impairment of NZ$1,301 million represented write-downs of Telecom’s Australian operations resulting from significant negative trends impacting these operations, principally relating to pricing arrangements with wholesale suppliers, pressure on retail prices and the deferral of project spending by major corporate customers.

In 2005, the impairment consisted of a write-down of Telecom’s TDMA network of NZ$24 million.

(c)	Other expenses in 2006 consisted of a charge of NZ$22 million to provide for the cost of a NZ$17.5 million settlement with a competitor of a number of longstanding issues relating to the backdating of pricing for interconnection and wholesale arrangements and to adjust the TSO receivable by approximately NZ$5 million to reflect a Commerce Commission determination, and a charge of NZ$12 million to provide for contractual settlements and Fair Trading Act issues.

Other expenses in 2005 consisted of an adjustment to inter-carrier provisions of NZ$31 million and restructuring costs of NZ$4 million.

(d)	Per share amounts have been calculated as net (loss)/earnings divided by the weighted average number of shares outstanding during the periods indicated. Per ADS amounts have been calculated based on a ratio of eight shares per ADS. Diluted earnings per share and per ADS amounts reflect the dilutive effects of options and capital securities.

(e)	The principal differences between NZ IFRS and US GAAP that impact Telecom’s results and financial position are set out in Note 37.

(f)	Dividends per share are presented both on the basis of the year to which they relate and on the basis of the year in which they were paid. Dividends per share exclude supplementary dividends payable to overseas shareholders.

(g)	Dividends per ADS are calculated on a ratio of eight ordinary shares to one ADS. Dividends per ADS are stated in US dollars based on the exchange rates prevailing on the dates dividends were paid to shareholders.

(h)	Under US GAAP Telecom was required to consolidate the Southern Cross Cables Group of companies’ balance sheet at 30 June 2004 as a result of the first time application of FASB Interpretation Number (“FIN”) 46R. This resulted in the recognition of a cumulative adjustment for a change in accounting principle of NZ$511 million in its reconciliation to US GAAP for the year ended 30 June 2004. Refer to Note 37 for further details.

EXCHANGE RATES

Below is certain information concerning exchange rates between NZ dollars and US dollars (expressed in US dollars per NZ$1.00) based on the noon buying rate in New York City for cable transfers in NZ dollars as reported by the Federal Reserve Bank of New York (“Exchange Rate”).

On 6 September 2006 the Exchange Rate was 0.6485.

The high and low Exchange Rates for each month during the previous six months were as follows:

Month	High	Low
March 2006	0.6588	0.6035
April 2006	0.6368	0.6084
May 2006	0.6427	0.6182
June 2006	0.6337	0.5958
July 2006	0.6259	0.6045
August 2006	0.6545	0.6188

The average Exchange Rates for the financial periods specified below were as follows:

Fiscal Year ended 30 June	Average [1]
2002	0.4326
2003	0.5252
2004	0.6304
2005	0.6980
2006	0.6673

[1]	Determined by averaging the Exchange Rates on the last day of each month during the fiscal year.

RISK FACTORS

Telecom is subject to increasingly extensive regulation and faces significant regulatory uncertainty which may impose limits on Telecom’s flexibility to manage its business and force it to offer services to competitors as well as reduce the prices it charges for its products and services. This may negatively affect its business and profitability by limiting the returns that can be generated on Telecom’s assets

Telecom operates in an increasingly regulated environment. There is telecommunications-specific regulatory legislation and generic competition legislation in both New Zealand and Australia (see “Item 4 – Market Overview—New Zealand Regulation / Australia Regulation” below).

Amendments to the New Zealand Telecommunications Act 2001 (the “Telecommunications Act”), currently in the form of the Telecommunications Amendment Bill 2006 (the “Telecommunications Bill”), are pending following the Government’s 2006 ‘stock take’ of the New Zealand telecommunications environment. While not yet in force, the scope and nature of the proposed regulatory legislative change signal the New Zealand Government’s intention to intensify competition through regulatory intervention.

Proposed changes in the Telecommunications Bill are likely to provide Telecom’s competitors with enhanced access to Telecom’s fixed network, which could have a significant and adverse effect on Telecom’s market share, competitive position and future profitability

Telecom will be required to offer unbundled access to its local loop in the form of full access on a cost basis. Unbundling of the local loop (“LLU”), in the form of full access will allow competitors to offer access services to customers without having to build local loops of their own. LLU is expected to increase competition in urban, major provincial and related suburban areas. The Telecommunications Bill provides for the proposed initial access price for LLU to be benchmarked against prices for similar services in comparable countries that use a forward-looking cost-based pricing methodology. This determination process will give broad discretion to the regulator. Uncertainty also exists around the benchmark position the regulator will adopt when determining the cost-based access price. Should the regulator select a low benchmark price this would result in lower access prices which could erode Telecom’s market share, decrease Telecom’s margins and decrease its revenues and cash flows.

The Telecommunications Bill if passed into legislation in its current form would also require Telecom to offer its wholesale customers ‘naked’ digital subscriber lines (a DSL connection without an accompanying fixed line service). Availability of naked DSL is likely to increase substitution of fixed voice access services with mobile services and VoIP services. A further uncertainty is the precise retail-minus calculation the regulator elects to use. Accordingly, these risks could have a significant and adverse effect on revenues, operating results and profitability of Telecom’s business.

Proposed changes to the Telecommunications Act may greatly increase the Commerce Commission’s information seeking powers, substantially change its role and increase its enforcement powers. Telecom expects these changes could result in increased regulatory scrutiny of its business and increased compliance costs

•	Increased information seeking powers

The Telecommunications Bill seeks to grant the Commerce Commission significantly increased information seeking powers. Information which the Commerce Commission may request access to includes information relating to Telecom’s financial statements and records, contracts, plans and forecasts, network capacity, policies and methodologies. Access to such information about Telecom’s operations could result in further regulatory interventions in future including areas of Telecom’s business not previously subject to regulation which is likely to lead to increased compliance costs for Telecom.

•	Changed role of the Commerce Commission

The Telecommunications Bill seeks to change the Commerce Commission’s role from one of a reactive enforcement body to a mandatory role monitoring competition and overall performance of telecommunications markets and to make information about these issues publicly available. The Commerce Commission may also be granted the ability to initiate sector reviews. This is likely to have the effect of increasing both the scope and extent of further regulatory activity.

•	Increased enforcement powers

The Telecommunications Bill proposes introduction of a punitive regime consisting of enforcement and penalty provisions for which Telecom may be fined up to $300,000 once for each breach of these provisions. In addition, Telecom may incur a fine of up to $1 million once for each breach of the accounting separation information provisions. There are also further penalties that may be imposed for continuing breach ($50,000 a day for breach of accounting separation provisions and $10,000 for any other case). Under this regime, Telecom’s compliance costs are likely to increase.

The New Zealand Government may introduce further regulation beyond the scope of the amendments currently contained in the Telecommunications Bill. This may impose further limits on Telecom’s flexibility to manage its business, force it to offer additional services to competitors as well as reduce the prices it charges for its products and services. This may negatively affect its business and profitability by limiting the returns and margins that can be generated on Telecom’s assets

Potential for further regulation exists in the following areas:

•	Separation of Telecom’s businesses

The Government has sought submissions on separating Telecom’s wholesale and retail business although no such provisions have been included at present in the Telecommunications Bill. The Government has asked Parliament’s Select Committee to seek submissions on this issue and to make a recommendation on whether to separate Telecom’s network wholesale and retail operations and if so, what form that separation should take. The options considered include the option of structurally separating Telecom (this would require Telecom’s wholesale and retail businesses to have separate ownership).

In view of the potential for structural separation, Telecom has proposed a form of operational separation. However, the form of separation the Government prescribes may be more onerous than the form Telecom has proposed and result in significantly increased costs and administrative overheads for Telecom. Alternatively, structural separation of Telecom’s network, wholesale and retail businesses into separate companies with separate ownership could be mandated. Neither the form of the separation model nor its timing is known. Therefore, the outcome of this issue is unknown. Either stronger operational separation to that proposed by Telecom or structural separation would result in significantly increased costs and reduction in the overall profitability of Telecom’s operations.

•	Mobile regulation

The Government may determine that further regulation of the mobile market is required to increase the opportunities for competition. Future regulation may cover pricing, termination and roaming and may lower the threshold a new operator needs to achieve national roaming status and/or that required for existing operators to make their network infrastructure available. This may have the effect of attracting additional mobile providers to the New Zealand market. Telecom’s mobile profitability may decline as a result.

•	Access to spectrum

The Government has signalled its intentions to consider a regulatory reallocation of spectrum rights and to introduce tighter controls for the administration of spectrum allocation and usage. In future, this may affect Telecom’s security of tenure of the spectrum ranges it needs to operate its current and future wireless business. This may have the effect of increasing Telecom’s wireless operating costs and reducing the profitability of that line of business. Further, if Telecom does not secure continued access to the spectrum, this will pose a threat to the viability of Telecom’s overall business.

•	Migration to cost plus pricing regime

Currently, retail-minus pricing applies to all resale services, UBS, unbundled private circuits and is proposed to be applied to naked DSL. Following legislative change, the Government is proposing a policy review of the retail-minus regime. There is some risk that this could result in migration to a cost-based pricing regime for all regulated services. Migration from a retail-minus wholesale pricing construct to a cost plus construct would exacerbate price competition in retail markets and would contribute to declines in Telecom’s profitability.

•	Loss of ability to offer geographic pricing

Future regulation may remove Telecom’s ability to geographically differentiate its pricing in response to competitors’ offerings provided from their own network. This may reduce Telecom’s ability to compete causing a decline in its market share, revenues and profitability.

•	Telecommunications Service Obligation (“TSO”) review

As part of the Government broadband stock take announcements in May 2006, the Government announced that it intends to review the TSO. It is unclear at this stage what changes the Government is seeking to the TSO. Although changes to the TSO must currently be agreed by negotiation, there remains a risk that the Government may choose to legislate to effect change.

Telecom may be unable to successfully introduce its Next Generation Telecom (“NGT”) business model which could result in the benefits Telecom anticipates from the transformation to its new business model not being realised which would adversely affect Telecom’s expected future consolidated financial position and results of operations

Telecom believes that in order to improve its financial results and offset the impact of margin declines in its traditional communications business it needs to fundamentally redesign its business model, including the way it organises itself, the products and services that it offers to its customers, the way that these products and services are delivered and the infrastructure used to provide products and services. Telecom is in the process of developing its NGT business model, which it plans to implement over the period 2006 to 2015. The NGT is Telecom’s principal means of reducing costs and addressing the decline in earnings expected for its legacy lines of business over the medium term (to 2015). If Telecom fails to implement its NGT, fails to integrate it completely, or if the development of future product offers fails to meet customer expectations, then the benefits Telecom anticipates from the transformation to its new business model may not be realised. This would adversely affect Telecom’s future consolidated financial position and financial results from its operations.

Telecom faces a number of risks to the delivery of the expected cost savings and other benefits expected for NGT. These include:

•	Implementation of the NGT is a large and complex programme of work spanning the next nine years (the majority of Telecom customers are expected to be on NGT offers by December 2015). The complexity, uncertainty over the availability of resources and the scale of transformation involved may make assumptions about the cost required to effect the transformation incorrect. Should this be the case Telecom may need to spend more to complete its transformation than budgeted or may not realise the anticipated costs savings which would reduce its profitability.

•

There is a risk that regulation may require Telecom to divert resources from the NGT programme, for example, to achieve a more onerous form of operational separation than that proposed voluntarily by Telecom by separating out its legacy systems, or structural separation. This would lead to significant cost for Telecom and divert both capital and human resource from building of the Next Generation Network (“NGN”) and the implementation of services over that network.

•	Execution of the NGN component of the NGT is required to mitigate end of life risk associated with Telecom’s ageing legacy service platforms. In the event of delay to the projected delivery schedule for the NGT, the performance and availability of Telecom’s legacy services may deteriorate reducing the reliability of services provided from Telecom’s legacy networks, increasing Telecom’s costs and encouraging customer churn to alternative suppliers.

•	In the event of delay to the projected delivery schedule for NGT, Telecom may need to maintain two networks, the old PSTN and the new NGN. In this event Telecom may incur significant additional operating costs and may also expose itself to the risk of customer churn.

•	Long lead times for building of the network platform may require technology choice decisions to be made and platform implementation to commence in advance of the development of clear and final business requirements. This could place at risk Telecom’s ability to achieve the required competitive capability and impair or prevent realisation of the benefits anticipated for the introduction of its NGT.

•	NGN technology configuration is expected to be simpler than the legacy infrastructure it replaces and will therefore have a different risk profile to Telecom’s legacy network. This may present new risks of a ‘single point of failure’ nature. Interruption to the continuity of services resulting from single point of failure risk materialising may affect larger numbers of Telecom’s customers than at present and could result in loss of calling service or other Telecom operations such as provisioning or billing.

•	Telecom’s outsourced centralised operations’ partners (for example, Alcatel, NEC, EDS & Lucent), including associated third party suppliers, may be unable to meet the resource requirements necessary to manage both NGT technology and legacy network platforms moving forward. This may reduce the reliability of Telecom’s legacy network and/or delay the implementation of the NGN component of its NGT.

•	The NGT requires significant change at an organisational and customer level. If Telecom’s management, processes or employees are not able to adapt to these changes or if Telecom’s customers do not accept its simplified and reduced product offerings, Telecom’s business and financial results could be materially and negatively affected.

Telecom faces vigorous competition in its markets and new entrants into its markets may intensify this competition, which could cause Telecom to continue to lose market share, reduce prices and decrease its profitability

Telecom’s competitors include Vodafone Group Inc. and its subsidiary, Vodafone New Zealand Limited (“Vodafone”), Telstra Corporation Limited (“Telstra”) and its subsidiary, TelstraClear Limited and, SingTel Optus Pty Limited, a subsidiary of SingTel Corporation. Proposed regulatory amendments are expected to intensify competition in all of Telecom’s markets by enabling existing Telecom competitors to compete more vigorously on price and on a service differentiation basis. The changed regulatory environment may also attract the entry of new competitors further increasing competition in Telecom’s domestic markets.

Potential for increased competition exists in the following areas:

•	New Zealand Fixed Line

The changes the Government is currently proposing under the Telecommunications Bill will have the effect of facilitating increased levels of competition in Telecom’s consumer and business fixed market segments. The requirement to provide competitor’s with access to Telecom’s unbundled local loop and the naked DSL services will enable competitors to develop their own products and services in competition with Telecom, potentially in advance of Telecom’s ability to offer equivalent services. This may cause Telecom to lose market share, reduce prices and decrease its profitability.

•	New Zealand Mobile

Telecom’s customer share of the mobile market is currently 45%. Competition in the mobile market is likely to intensify due to a combination of factors such as:

•	regulatory changes enabling additional operators to enter the market;

•	the announced intention of TelstraClear to invest $50 million in a wireless network based in a major provincial centre in New Zealand;

•	declining global market share for CDMA and resulting reduced handset availability and roaming options;

•	the likely launch by Vodafone and TelstraClear of local calling on a mobile platform;

•	the continuing trend towards fixed to mobile substitution (where Telecom’s fixed customers migrate all or part of their business to a competitor’s mobile service);

•	introduction of fixed price (or capped-rate) data plans.

Combined, these factors may cause both reduced market share and profitability.

•	New Zealand Broadband

The pace and scope of change in competition in Telecom’s broadband market could accelerate as regulatory changes grant competitors access to unconstrained UBS and naked DSL services at lower prices. While growing the overall size of the market, this may have the effect of decreasing Telecom’s share of the broadband market, reducing prices and having a negative effect on Telecom’s profitability. Vodafone, recently announced its intention to introduce a 3G mobile broadband service. It is expected the service will be available to customers by 1 October 2006. Residential and CBD coverage will be available throughout Auckland, Wellington and Christchurch, while coverage in the rest of the major towns in New Zealand will be available in the next few months. Vodafone may be able to churn existing Telecom fixed line broadband customers to its new service and compete with Telecom for acquisition of growth in the emerging broadband market. This may have the effect of decreasing Telecom’s share of the broadband market, reducing prices and having a negative effect on Telecom’s profitability. This new service, combined with Vodafone’s competition in the local access and calling markets, may allow Telecom’s customers to completely sever their relationship with Telecom, which would put at risk all of Telecom’s revenue from every customer acquired by Vodafone.

Should Telecom be required to replace the technical platform used to provide its mobile services, it may result in CDMA asset write-downs and require significant additional capital expenditure which could have a negative effect on Telecom’s profitability

The longer term sustainability of Telecom’s investment in its mobile CDMA network may be jeopardised by recent developments such as Telstra’s decision to turn off its CDMA network (currently announced as occurring in January 2008), Nokia’s announcement that they will reduce their research and development and manufacturing of CDMA devices; and Telecom’s continued dependency on its relationship with Sprint Nextel Corporation (“Sprint”) to deliver competitive handsets and data cards. If WorldMode services (CDMA and GSM) are not available as expected in early 2007, Telstra’s decision to turn off its CDMA network would remove Telecom’s New Zealand customers’ access to roaming capability in Australia and require new mobile roaming options to be provided, which are not currently available. In the event Telecom’s CDMA network may no longer be viable in the future as its mobile platform, Telecom may require significant additional capital to build new infrastructure or otherwise become less competitive in the mobile market than at present, which in turn could have a negative effect on Telecom’s profitability.

Rapid technological changes and convergence may impair the return or benefits Telecom expects from its capital investments, which in turn could adversely affect Telecom’s business, leading to accelerated write-downs of Telecom assets

Telecom’s business is capital intensive and significant investment in technology and other assets is required before new services can be released to the market. In the 2006 and 2005 financial years

Telecom invested NZ$751 million and NZ$703 million, respectively, in capital expenditure principally on telecommunications and network equipment.

Telecom expects to incur substantial capital expenditure to continue implementation of its NGN to replace its legacy PSTN service platforms, develop operational support systems to complement its NGN, further develop 3G mobile technology and to continue to grow broadband and mobile market share. Consumer demand for, or acceptance of, new services utilising the NGN may be less than anticipated. As a result, increased revenue targets may not be achieved and, longer term, Telecom may incur asset impairment write-downs.

In addition, the technology choice and/or market size assumptions behind these investments may not prove to be valid, or other technologies with lower operating costs or more compelling service propositions may become available to competitors. Telecom could also make technology decisions which carry a risk that resulting services may not be competitive in the market or may substitute for one another.

The structure of the telecommunications industry is changing as a result of convergence of telecommunications, information services and media markets and technologies, which may affect Telecom’s assumptions on the profitability of its markets. Additionally, some recent alternative technologies such as VoIP and WiMax are becoming commercialised. Telecom may be unable to achieve a sustainable competitive advantage in these high growth areas. These factors could result in Telecom having to reduce the prices of its products and services in order to remain competitive. Price reductions could lead to unsatisfactory returns on Telecom’s assets and accelerated write-downs of their value, together with significant expenditures in addition to those already planned in order to remain competitive. These factors may also lead to Telecom being required to invest in new technologies earlier than originally planned.

Telecom is dependent upon its competitors’ networks in Australia

In Australia, AAPT Limited makes extensive use of Telstra’s network access services, including the PSTN, interconnection, local carriage services, unconditioned local loop, and access services. A recent change in Telstra’s attitude favouring its retail operations in preference to its wholesale operations has resulted in the loss of discounts AAPT has previously been able to secure from Telstra for purchase of fixed line services for resale. If AAPT is unable to negotiate satisfactory wholesale discounts from Telstra, AAPT’s profitability and financial performance could continue to be adversely affected.

AAPT may be unable to successfully introduce its new business model. This may prevent AAPT from achieving sustainable profitable operations which in turn may lead to further write-downs and have a negative effect on Telecom’s profitability

Telecom’s Australian operations have a history of write-downs and losses. A write-down of NZ$1,301 million was included in the financial results for the year ended 30 June 2006 with respect to Telecom’s acquisition of AAPT completed in 2001. This followed a previous substantial write-down of AAPT in the year ended 30 June 2002. Following these write-downs, Telecom’s Australian operations had a carrying value of A$270 million at 30 June 2006 and Telecom expects to invest a further NZ$145 million in capital expenditure in its Australian operations. To improve its underlying performance AAPT is replacing its core business applications, such as billing and provisioning, to support a new business strategy focused on delivery of services to the consumer and small enterprise market and to position itself more effectively as a service provider. Should AAPT be unable to effectively manage the execution of this implementation and deliver the systems required, Telecom may not realise an expected return on the capital invested, AAPT’s operating performance may fail to improve and achievement of profitable operations may be delayed or prevented. This may lead to further write-downs of the value of AAPT, a failure to realise value from future investment and impairment of Telecom’s financial performance and results of operations.

Telecom is exposed to decreasing revenues from the fixed line network as a result of customers using mobile and internet services in place of fixed line services which could adversely affect Telecom’s profitability

Telecom’s fixed calling revenues declined from NZ$1,443 million for the year ended 30 June 2005 to NZ$1,393 million for the year ended 30 June 2006 due to a continuing trend of fixed to mobile and internet calling substitution. This trend is expected to continue. In addition, proposed regulatory change enabling Vodafone to offer a local calling service in New Zealand may lead to further declines in fixed line prices and revenues.

If these trends accelerate, impairment write-downs may be incurred in respect of Telecom’s fixed network assets, and revenue derived from the fixed network may continue to decline, which in turn could adversely affect Telecom’s consolidated financial position and results of operations.

Telecom is exposed to the risk of additional mobile network operators entering the New Zealand market with a 3G network

New network operators may establish mobile services in New Zealand in competition to Telecom. As an example of this, TelstraClear has recently announced plans to invest $50 million in a wireless network based in a major provincial centre in New Zealand. Telstra’s network is expected to ‘go live’ by the middle of 2007 and is reported to have potential to provide over 100,000 household and business users with voice, mobile and broadband services. In future, the Government may introduce regulatory change lowering the coverage threshold required for new mobile entrants to secure a roaming agreement with an existing operator. Any regulated change of this nature would increase the likelihood of additional network operators establishing mobile service in competition with Telecom’s service. If this were to occur, Telecom may have to reduce its prices to remain competitive, reducing the profitability of this line of business, which may in turn adversely affect Telecom’s financial position and results of operations.

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

Telecom has experienced network failures in the past. For example, in 2006, Telecom’s ISP Xtra experienced intermittent service outages spread over 3 days that interrupted email service to Xtra customers. The outages were caused by several factors, the key trigger being a failure of the uninterruptible power supply in the Data Centre hosting Xtra’s servers. This was exacerbated by server configuration errors preventing service start-up following power restoration, higher than normal volumes of demand affecting the mail servers at the time of the incident, and less than adequate business continuance capability.

In Australia, the power supply to AAPT’s Riverside Exchange in Queensland was disconnected following localised flooding in the server room. The flooding was caused by a failure of a water pump triggered during routine maintenance. While the energy supply was isolated, service to the majority of AAPT’s customers was lost for a period of 2 – 3 hours. A small number of other AAPT corporate customers experienced a more severe service loss of up to 2 days duration. A small number of customers experienced intermittent problems beyond the 2 days.

Some network and IT systems that deliver Telecom’s services, provisioning and billing systems may not be fully protected against such events. In addition, some of Telecom’s network and systems are not covered by formal disaster recovery and support arrangements.

The risk of network failures can never be entirely eliminated. Any such failure may harm Telecom’s reputation and could result in customer dissatisfaction, brand damage, compensation payments and contractual penalties, and reduced traffic and revenues.

Telecom is dependent on a limited number of key third party suppliers for the delivery of important equipment, systems and software

Telecom depends upon key suppliers, including its key technology partners Alcatel, Lucent and EDS for the supply of transmission, switching, routing and data collection systems, related software and other network equipment. The recent trend towards supplier consolidation (for example, Nokia and Siemens, and the pending Alcatel and Lucent merger) may increase suppliers’ market power and reduce Telecom’s ability to obtain the best price, and terms and conditions from its relationships with suppliers. If Telecom were unable to obtain adequate supplies of equipment in a timely manner, or if there were significant increases in the costs of such supplies, Telecom’s operations would be adversely affected. This may make it more costly for Telecom to manage its networks, systems and products and may have a negative effect on its financial position and operations.

Telecom has a relationship with Sprint Nextel Corporation to source handsets and mobile applications on favourable commercial terms. Without this agreement there is a risk that Telecom’s financial performance could be adversely affected.

Telecom’s performance in the New Zealand mobile market could be disadvantaged as a result of its key competitor’s (Vodafone’s) global scale, which allows it to purchase handsets and develop applications on more favourable commercial terms. To ameliorate this risk Telecom has commercial arrangements with Sprint. These arrangements have enabled Telecom to source handsets directly from original equipment manufacturers on favourable commercial terms. In addition, Telecom is able to obtain access to mobile applications developed by Sprint. Without these arrangements in place there is a risk that Telecom’s financial performance in the mobile area could be adversely affected.

Telecom may pay too much for acquisitions and investments

Value assumptions Telecom uses to make decisions about acquisitions and investments may prove to be incorrect. In particular, the carrying value of acquisitions and investments is based on assumptions about future value, which, if not realised, could lead to asset write-downs. In accordance with NZ IFRS, Telecom is continuously reviewing asset values for impairment against fair value. Further write-downs will occur where Telecom determines that the fair value of its acquisitions or investments is less than the carrying value of those acquisitions or investments.

If a large change in the valuation of financial instruments occurs because of market movements and hedge accounting criteria are not met, this may have a material impact on earnings

Under NZ IFRS, entities are required to carry all derivative financial instruments on balance sheet at fair value with changes in fair value recognised in earnings unless the instruments meet the detailed requirements for hedge accounting. Telecom’s derivative financial instruments generally do meet these tests, however, there is a risk that they may cease to meet them in future or future instruments may not. This could have a material impact on earnings if large valuation changes were required to be recorded through the income statement.

For US GAAP purposes, Telecom is also required to recognise its derivative financial instruments at fair value in the balance sheet, however, Telecom does not apply hedge accounting to its derivative financial instruments. As a result, changes in valuation of derivative financial instruments due to market movements will cause variability in Telecom’s net earnings in accordance with US GAAP reported in the reconciliation of net earnings under IFRS to net earnings under US GAAP, which is presented in the notes to the financial statements.

Telecom may be unable to obtain future financing at favourable rates to fund the development of its business

Telecom had debt borrowings totalling NZ$3,498 million at 30 June 2006, the majority of which will need to be refinanced in the future. Conditions in the financial markets could adversely affect Telecom’s ability to finance its operations. In particular, if the general level of interest rates rises, Telecom may be unable to borrow at affordable rates.

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

As at 30 June 2006, Telecom had NZ$297 million of imputation credits. However, if there are changes in the ownership of Telecom’s shares, such that there is a greater than 34% change in continuity of ownership between the derivation of imputation credits and the attaching of those credits to dividends, such credits will be lost if they have not already been used in relation to dividends. If such credits were to be lost, this could result in greater taxes on dividends until such time as Telecom’s imputation credit account is restored through future taxes paid.

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

Telecom’s unhedged borrowings may expose it to fluctuations in interest rates. Hedged borrowings expose Telecom to counterparty risk

Telecom has a mix of both floating interest rate and fixed interest rate debt securities on issue at any point in time. Telecom has a policy of converting almost all its floating interest rate exposures to fixed interest rates through the use of derivative financial instruments. As of 30 June 2006, NZ$3,032 million or 86.7% of Telecom’s debt was subject to, or had been converted to, fixed interest rates. Telecom has a policy of holding debt in foreign currencies proportionate to the value of the assets held in that currency, and of hedging its exposure to exchange rate fluctuations in respect of other foreign currency borrowings. As a consequence of entering into these derivative financial instruments, Telecom is exposed to the risk that the counterparties to such arrangements may fail to perform their obligations. To the extent that floating interest rate obligations are not converted to fixed interest rate exposures, Telecom is subject to volatility in underlying short-term interest rates.

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

Telecom has a policy of hedging a substantial portion of its budgeted 12 month foreign currency expenditure to reduce the volatility of each exchange rate movement on Telecom’s financial performance and results (approximately 65.0% of total forecast 12 month foreign currency exposures of approximately NZ$435 million, as at 30 June 2006, had been hedged). However, in respect of capital expenditures beyond a 12 month time horizon, and to the extent that foreign currency expenditure is unhedged, in line with Telecom’s policy, there is a risk that fluctuations in foreign currency rates may impact upon the cost to Telecom of such foreign sourced purchases.

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

Loss of key Telecom, supplier and partner personnel could delay business plan initiatives or lengthen service interruptions

Many of Telecom’s service operations are specialised and are dependent on highly skilled personnel, within Telecom and its key suppliers and partners, to meet current and planned performance levels. Successful operation of Telecom’s business is dependent on its ability to attract and retain sufficient key personnel whose skills are in demand throughout the industry. Telecom cannot be sure that such key personnel can be attracted and retained.

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

Telecom is involved in legal proceedings which, if decided against Telecom, could have a material adverse effect on its business, financial condition, position, results of operations and/or profitability

As the principal telecommunications provider in New Zealand, Telecom is subject to numerous regulatory and competition law proceedings and is a focus of the New Zealand Commerce Commission and competitors (see “Item 4 – Market Overview - New Zealand Regulation”). Telecom

is currently involved in litigation regarding regulatory decisions and the interpretation of other New Zealand statutes and regulations.

In addition, Telecom is involved in two proceedings for anti-competitive conduct brought by the Commerce Commission. If either of these proceedings are decided against Telecom, there is a prospect that it will have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

The legal proceedings to which Telecom is a party are described in more detail under “Item 8 – Legal Proceedings”.

Identification of significant deficiencies or material weaknesses as a result of Telecom’s implementation of procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of Telecom’s internal control over financial reporting may have an adverse impact on Telecom’s financial condition and results of operations and the trading price of Telecom’s securities

Telecom devotes significant attention to establishing and maintaining effective internal controls. Telecom is in the process of documenting, reviewing and, if appropriate, improving its internal controls and procedures in connection with Section 404 of the Sarbanes Oxley Act, which will require annual management assessments of the effectiveness of Telecom’s internal control over financial reporting and a report by Telecom’s independent auditors addressing these assessments beginning 30 June 2007. Telecom has commenced testing Telecom’s internal controls in connection with the Section 404 requirements.

As a consequence of systems and procedures currently being reviewed and implemented to comply with these requirements, Telecom may uncover circumstances that may be determined to be significant deficiencies or material weaknesses, or that may otherwise result in disclosable conditions. Although Telecom intends to take prompt measures to remediate any such identified significant deficiencies or material weaknesses in Telecom’s internal controls structure, measures of this kind may involve significant effort and expense as well as significant managerial resources, and any disclosure of such significant deficiencies, material weakness or other disclosable conditions may result in a negative market reaction on Telecom’s share price and loss of confidence in Telecom’s internal controls which may in turn have an adverse impact on Telecom’s business, financial condition and results of operations.

Item 4. Information on the Company

The purpose of this section is to provide a description of Telecom, the products and services it sells, the markets in which it competes, the strategies that it is pursuing within those markets and the competitive and regulatory factors that have (or are likely to have) a bearing on its ability to successfully compete in those markets, the physical assets that it employs to deliver its products and services and the important alliances and investments in other entities that Telecom has in order to achieve its business objectives.

Item 4 is organised as follows:

•	History and Development – a description of the formation of Telecom, its legal and ownership history and its principal subsidiaries and investments;

•	Business Overview – a description of the markets in which Telecom operates and the significant industry developments impacting those markets;

•	Telecom Strategy Overview – an overview of the key strategies that Telecom is pursuing in light of the significant developments impacting the industry and the company;

•	Market Overview – within each of its New Zealand and Australian businesses, a discussion of the characteristics of the markets in which Telecom operates, the customers it serves, the products and services it sells and the competitive and regulatory factors that influence the way that it competes in these markets. In particular, this section details proposed changes to the regulatory environment in which Telecom operates and their likely impacts on Telecom’s business;

•	Telecom’s Principal Activities and Approach to the Market – an overview of the way Telecom organises itself to address its markets;

•	Property, Plant and Equipment – a description of the physical infrastructure that Telecom employs in its business operations; and

•	Partnering Arrangements – a description of the important partners that Telecom has aligned with in order to meet its business objectives.

HISTORY AND DEVELOPMENT

Legal Form and History

Telecom Corporation of New Zealand Limited, a company with limited liability incorporated under the Companies Act 1993, is domiciled in New Zealand and has its registered office at Telecom House, Level 8, North Tower, 68 Jervois Quay, Wellington. Telecom’s telephone number is 64-4-801 9000. Telecom is registered with the New Zealand Companies Office under the registration number 328287.

Telecom was established on 24 February 1987 by the New Zealand Government for the purpose of acquiring the telecommunications business of the New Zealand Post Office. This was done as part of a broad range of changes instituted by the New Zealand Government that were designed to place Government-owned trading agencies on an equal footing with private industry.

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

The New Zealand Government holds a single preference share in Telecom (the “Kiwi Share”) that incorporates special rights and attaches a deed defining certain minimum service obligations upon Telecom. These obligations are described more fully under the heading “Regulation” below.

Company Overview

Telecom is the largest telecommunications service provider in New Zealand (by total revenue), offering a comprehensive range of products and services to consumer and business customers.

Telecom operates in the New Zealand market through a number of wholly-owned subsidiaries, including:

•	Telecom New Zealand Limited (access, calling, internet, broadband and IT services;

•	Telecom Mobile Limited (wireless voice and data services);

•	Xtra Limited (Internet Service Provider); and

•	Yellow Pages Group Limited (White Pages® and Yellow Pages®).

Telecom’s principal Australian subsidiary, AAPT Limited, offers a variety of fixed line, data, internet and mobile services. Telecom’s other major Australian subsidiary, TCNZ Australia Pty Limited (“TCNZA”), offers telecommunications and IT services to major Australian corporate organisations.

In 2004, Telecom acquired IT service companies Gen-i Limited and Ceritas New Zealand Limited (trading as Computerland) to further extend its IT services capabilities. Gen-i and Computerland were integrated into Telecom New Zealand Limited in late 2005 and now jointly comprise a business division of Telecom New Zealand Limited, offering ICT services under the Gen-i brand. Gen-i provides IT services in both New Zealand and Australia.

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

Hutchison 3G Australia Limited

In May 2001, Hutchison Whampoa Limited, Hutchison Telecommunications (Australia) Limited and Telecom formed a strategic alliance. As part of this alliance Telecom acquired a 19.9% shareholding in Hutchison 3G Australia, a company established to construct and operate a 3G mobile network in Australia. In December 2004, Hutchison 3G Australia entered into an agreement with Telstra to establish a 50/50 partnership called 3GIS Pty Limited to own and operate Hutchison 3G Australia’s W-CDMA radio access network and fund future network deployment.

Capital Expenditures and Divestitures

For a discussion of Telecom’s principal capital expenditures and divestitures in the preceding two-year period, refer to “Item 5 – Liquidity and Capital Resources – Net cash used in investing activities, including capital expenditure”.

BUSINESS OVERVIEW

New Zealand and Australian Marketplace and Competitive Environment - Overview

Telecom is a participant in the Australian and New Zealand communications and information technology industry. Broadly, the communications industry can be defined as fixed and mobile calling, messaging, and managed and unmanaged data services that are delivered across a variety of access, transportation and service management platforms. Owing to the changing nature of the underlying technology, the communications industry is developing significant overlaps with other previously distinct industries such as entertainment, IT Services, and information services (directories and search, classifieds and online trading, and online display).

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

There has recently been a wide ranging review of the telecommunications sector in New Zealand by the New Zealand Government, culminating in the Telecommunications Bill. The Telecommunications Bill proposes significant change to the legal framework governing the telecommunications sector (see “Market Overview—New Zealand Regulation” below). The Telecommunications Bill has proposed the introduction of new regulated services, being local loop unbundling and naked DSL. It also proposes an information disclosure regime including accounting separation. Further, it proposes increased powers for the regulator to seek information from Telecom and a penalty regime. In addition to this, legislative change will be followed by a range of specific, targeted policy reviews.

The Government has asked a Parliamentary Select Committee which is charged with receiving submissions on the Telecommunications Bill to receive submissions on whether to separate Telecom’s wholesale and retail operations and if so, what form that separation would take. There is no specific proposal for separation of Telecom’s wholesale and retail in the Telecommunications Bill at present. In response, Telecom has proposed entering into a form of operational separation of its retail and wholesale operations based on a framework of entering into a binding set of legal undertakings, forming an independent oversight group to monitor compliance with those undertakings and separating its wholesale and retail business operations. Consideration of legislative change is currently in progress and is unlikely to be completely resolved before the end of 2006.

Telecom’s principal competitors are affiliates of large multi-national corporations with substantial resources, including Telstra and its New Zealand subsidiary, TelstraClear, Vodafone Group Inc and its New Zealand subsidiary Vodafone New Zealand, SingTel Optus, a subsidiary of SingTel Corporation, and, increasingly, large IT service companies such as IBM. Telecom expects competition to continue to intensify with the prospect of existing participants extending their activities, as well as additional competitors entering the market. Smaller competitors are also actively marketing alternative access technologies to consumer and business customers. Further declines in prices for many products and services can be expected.

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

Adoption of the IP standard

IP is a communications protocol that is used to connect hosts on the internet, and has effectively become a de facto standard for transmitting data over networks. Each host (computer) has at least one IP address that uniquely identifies it from all other devices on the network. The development of IP should enable a move away from the current model of specialised devices accessing dedicated services using independent platforms, towards more versatile devices that will access multiple services across common infrastructure.

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

Wireless Connectivity

Developments in radio network technology and “over-the-air” interfaces with fixed networks and devices have enabled significant performance improvements in high-speed wireless connectivity in recent times. Significant commercial premiums still exist for providing mobile services, and most operators are investing significantly in 3G CDMA or UMTS capability as the percentage of voice minutes and data services delivered across mobile infrastructure continues to increase.

Development of open standards and transparent network architecture

In addition to IP, the development of common authentication and transaction platforms with intelligent application interfaces will enable increased inter-operability across future networks. The open standards encourage third party application development and simplify the delivery of converged services to consumer and business customers.

The pressure and effect of the above developments has resulted in several significant outcomes that are common to all large integrated players in developed markets, namely:

•	a decline in traditional access and voice services revenue;

•	a migration of voice minutes and data usage from fixed to mobile networks;

•	rapid revenue growth in broadband and mobile services;

•	significant capital investment in broadband infrastructure and NGN capability, including the launch of 3G services by wireless operators and alternative access technologies by new entrants;

•	pressure on operating margins and rapid price declines in key commodity line items;

•	the advent of bundling and integrated service offerings, including consolidated billing, customer care and subscription-based pricing models;

•	extensions of business into the adjacent industries of IT services, information services and entertainment.

Telecom believes in a future “Communications Service Provider” model, where the customer is at the “centre of the network” and will benefit from increasing service integration, and the ability to access a common set of services with any device, from any location. The development of IP, broadband and innovative multi-access terminals is changing customer behaviour, such that the customer will be able to personalise their future service offerings and self-aggregate their preferred voice, data and video content.

Industry Sub-Sectors

Telecom competes in a broadly defined communications and IT industry that has a number of sub-industries and markets. Generally, Telecom defines its relevant markets in four distinct sectors:

•	Communications – fixed and mobile voice and messaging services, managed and unmanaged data networking services and the provision of dial-up and broadband internet services;

•	IT Services – including systems integration, infrastructure management, application development, contact centre management, business outsourcing and procurement;

•	Information – directories, search, classifieds, online trading and auction; and

•	Entertainment – video, music, gaming, and other interactive services across communications and IT infrastructure.

Each sector has distinct characteristics including different growth rates, competitors, market structure and regulatory environments.

Convergence is creating large overlaps in certain areas, with communications and IT services converging in the business and enterprise markets, and communications, entertainment and information services converging in the consumer markets. Within this converged industry model, many of the areas that are expected to generate the most substantial growth are areas where Telecom currently has a limited presence, particularly in the information and entertainment sectors. Conversely, Telecom’s traditional core fixed line telecommunications business is expected to be subject to continued revenue and margin pressure as a result of competitive pressure and substitution.

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

Industry and Sub-Sector Outlook

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

Under most realistic scenarios, Telecom’s cash flow from the communications sector will continue to significantly exceed the cash flow from other sectors. Telecom is currently a leader in most parts of the core communications market in New Zealand (based on revenue market share), and retaining relatively high access market share remains an important priority.

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

Telecom believes industry profit pools are likely to shift from offline (print directories, print classifieds) to online (online search engines and directories, online trading platforms and classifieds), and from content provision (for example, print directories) to content distribution (for example, search engines directing users to Yellow Pages®). Telecom presently generates the large majority of its profitability in the information services sector from offline services, through its printed directory business. It, therefore, expects that a shift in business model will be required in line with trends in the sector.

Telecom considers that it has three potential sources of capital advantage in this sector:

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

While Telecom has potential sources of competitive advantage in its directories business, (Yellow Pages Group) it recognises that, in light of potential new commercial partnerships with global online market participants and the significant value that some overseas telecommunications companies have realised through divestment of their directories operations, it should also consider whether other options including full or partial sale of the directories business could deliver greater value to Telecom than remaining a full owner. Accordingly, a scoping study was launched in August 2006 to evaluate Telecom’s options in this area and establish which would be most likely to maximise value to Telecom. This study is expected to be completed by the end of October 2006, at which point any further action required would be determined. In the event that Telecom decides to proceed with a sale of the directories business, Telecom would expect to negotiate a comprehensive set of ongoing commercial arrangements with the new owners in order to enhance Telecom’s ability to provide online services.

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

Traditional broadcast aggregation models are under threat as users become better able to self-aggregate their own content (for example, through time-shifting, personal video recorders, and the advent of consumer “media centres”). Telecom believes current aggregation models will prevail until on-demand offerings are developed and distributed broadly.

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

Telecom believes it has the potential to participate in future industry growth through the strength of its high-bandwidth delivery platforms and its historical relationship with the New Zealand consumer market. Given these assets Telecom does not seek to be a direct content provider, but instead intends to develop strong partnerships with third party content providers to assist in the provision of enhanced video delivery systems and interactive services over Telecom’s infrastructure.

Telecom believes there is currently a significant level of uncertainty in the future entertainment sector, and that the appropriate strategic response is to maintain a number of real options and continue to fund a sustained programme of various network and commercial trials.

TELECOM STRATEGY OVERVIEW

Given the shifts occurring within the telecommunications industry, particularly intensified competition, fixed to mobile substitution, regulatory intervention and new access technologies, Telecom’s traditional communications business is subject to declining revenues and margins. In the absence of a change in Telecom’s strategic approach, this will lead to a steady reduction in Telecom’s financial performance over the next five years.

Telecom believes it has sustainable competitive advantages in core communications and print directories (though it is currently considering whether the value that print directories can generate would exceed the value that would be generated by a sale of this business), but not in other high-margin areas where it expects future revenue growth to be generated.

Telecom believes that the most likely way to improve its financial results and offset the impact of declines in the traditional communications business is through cost reductions and improved levels of competitive intensity. In order to achieve this, Telecom believes that it needs to fundamentally redesign its business model, including the way it organises itself, the products and services that it offers to its customers, the way that these products and services are delivered and the infrastructure used to provide products and services.

Telecom has developed four key strategic themes in response to these pressures.

Strategic Theme 1: Protect and enhance core revenue streams

Telecom aims to reduce the revenue decline in traditional communications services by protecting the fixed line relationship. This will entail:

•	shifting the emphasis of Telecom’s marketing and product development initiatives from being based around the capabilities of access platform (i.e. fixed or mobile) to being focussed on specific customer needs;

•	accelerating delivery to market of fixed/mobile converged offers and devices in order to enhance customer relationships;

•	accelerating broadband penetration to ensure Telecom remains a key network provider in the future customer access relationship;

•	developing a Video/TV content proposition, partly to ensure Telecom sustains a network cost advantage by creating demand for higher bandwidth applications;

•	consolidating and integrating the ICT services business with the existing telecommunications businesses to better meet the needs of corporate and high end medium enterprise customers; and

•	evaluating the potential of emerging fixed wireless access technologies (for example, WiMax) and making targeted investments where compelling benefits can be achieved.

Strategic Theme 2: Develop a new, lower cost business model

Telecom believes that current cost and capital expenditure initiatives will not mitigate high-margin revenue declines; and, therefore, a new and significantly lower cost business model centred around simpler, more powerful customer value propositions is required. In response, Telecom is developing the NGT programme, which aims to considerably simplify the way Telecom does business in order to provide simpler products and more transparent pricing to customers, and as a result reduce the costs that Telecom incurs in providing its products and services. To achieve this, Telecom is planning to undertake the following activities:

•	a significant rationalisation of the products and services offered by Telecom will be carried out, to deliver a considerably smaller, more standardised set of product offerings;

•	significantly lower cost marketing, sales, and service models (with a significant emphasis on self service) are being developed to support the new product offerings;

•	the replacement of Telecom’s legacy fixed line network with a IP-based NGN is continuing. The NGN will enable the delivery of the new product set and is expected to provide a considerably simpler more integrated infrastructure base than Telecom’s existing network structure of multiple networks required to deliver its existing product set; and

•	attempt to impose tighter controls on capital expenditure, particularly where it relates to legacy systems, in order to maximise returns from Telecom’s capital expenditure programme.

The NGN programme predates the formulation of NGT, but is fully aligned to the objectives of NGT. Telecom is partway through implementing the detailed NGN plans formulated in prior years, and expects that the majority of customers will be served over the NGN by December 2015. While the remainder of the NGT initiatives have been defined at a broad level, Telecom is currently in the process of formulating the detailed planning and design work required to implement NGT at an operational level. As the NGT programme gathers momentum, the technology components that enable NGT services will be included in the scope of the NGT programme. It is currently expected that the majority of Telecom customers will be on NGT offers by December 2015.

This programme of work is discussed further in “Item 5 Operating and Financial Review and Prospects”.

Strategic Theme 3: Create options for future growth

While the most substantial future value to Telecom is expected to be provided by Strategic Themes 1 and 2 (outlined above), Telecom continues to monitor opportunities where it considers that there is potential to generate sustainable revenue and margin growth. Activities currently being undertaken or considered include:

•	developing online search/directories and trading options;

•	developing a robust strategy to facilitate growth in the micro-payments market;

•	assessing the potential to become the New Zealand channel for global technology providers;

•	formulating a strategy and approach to develop offers for potential ICT vertical markets;

•	exploring opportunistic ICT acquisitions, but only as a secondary objective to consolidation of existing businesses; and

•	identifying and taking positions in a variety of online vertical markets to secure a balanced portfolio of growth options.

Strategic Theme 4: Setting the organisation up for success

Telecom is putting in place the change management programmes and building the capability required to support its strategic direction and focus. This entails:

•	ensuring that operating and technology strategies and plans are aligned to NGT objectives;

•	adapting and developing Telecom’s research and development and third party relationship management capabilities to ensure that Telecom can continue to deliver vertically integrated offers in an IP world;

•	defining and implementing a new wholesale approach to meet the needs of key stakeholders and ensure non-discrimination in response to changes in the regulatory environment. Further modifications to this approach may be required if additional requirements are imposed by regulation; and

•	aligning the internal organisation to the strategic direction, including a major reorganisation of the business structure to better address customer segments (ie, consumer, business and wholesale) as opposed to technology platforms (fixed and mobile).

MARKET OVERVIEW

New Zealand

Telecom Principal Products and Services

Within its integrated New Zealand operations, Telecom provides fixed line and value-added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, IT services, and directories publishing.

Telecom’s New Zealand revenues for each of the last two financial years, broken down by major products, are shown in the table below.

	Year ended 30 June
	2006 $m	2005 $m	2006/2005 % change
Local service	1,049	1,063	(1.3)
National calling	633	671	(5.7)
International calling	343	323	6.2
Interconnection	162	163	(0.6)
Mobile	774	706	9.6
Data	438	414	5.8
Broadband and Internet	336	285	17.9
IT Services	346	308	12.3
Directories	248	229	8.3
Miscellaneous other	110	117	(6.0)
Total revenues	4,439	4,279	3.7

Included within total revenues are revenues earned outside New Zealand in Telecom’s international operations of NZ$66 million for the year ended 30 June 2006 (year ended 30 June 2005: NZ$56 million). All other revenues are earned within New Zealand.

For further information on Telecom’s revenues by major products and services categories for New Zealand, see “Item 5 – Operating and Financial Review and Prospects”.

Retail Business Units - Principal Products and Services

Local Service

The local telephone service provides the customer with access to the local telephone exchange, allowing telephone communication between customers in a local calling area and access to national and international toll services.

In New Zealand, the main components of the local telephone service are fixed line services, such as business and residential line rentals, local call charges (predominantly paid by business customers) including Centrex (a product that allows conventional PSTN lines and phones to be used in such a way that they appear to be part of a private network, offering businesses an alternative to buying or leasing their own PABX) and VPN local calls and value-added services, such as call waiting, caller display, and voice messaging services.

National Calling

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

Interconnection

Telecom exchanges calls with competing telecommunications operators which require access to Telecom’s networks in order to receive calls from or terminate calls to Telecom’s networks. Telecom’s revenues include payment for calls carried on behalf of other service providers. Prices and terms for these interconnections are determined by agreement between the parties but are subject to regulatory oversight.

Mobile

Mobile services comprise access and airtime charges for calls originating from Telecom’s mobile network (including international calls) and revenue from text and multimedia messages sent by Telecom customers, WAP services, wireless data services, paging, cellular equipment sales and other related services.

Telecom’s mobile 027 network (CDMA network) and 025 network (TDMA network) are available to approximately 97% of the New Zealand population. The networks consist of both digital (CDMA and D-AMPS) and analogue (AMPS) services. Telecom launched its CDMA network in July 2001 and is now phasing out its TDMA services and intends to close down the TDMA network on 31 March 2007. A significant proportion of Telecom’s TDMA customer base has transferred from TDMA to CDMA, and CDMA customers now make up over 95% of Telecom’s customer base, generating approximately 98% of Telecom’s mobile revenues.

At 30 June 2006, Telecom had approximately 1,703,000 mobile connections in New Zealand (approximately 45% of the New Zealand mobile market based on total connection numbers disclosed by all participants in the market) up from approximately 1,601,000 connections at 30 June 2005 (an increase of 6.4%).

Telecom’s New Zealand CDMA network provides access to a nationwide data capability by which Telecom customers can wirelessly access the internet or connect remotely to the office. In July 2002, Telecom commercially launched 1XRTT services with high quality data transmission capabilities. In November 2004, the CDMA network was further upgraded to the EV-DO version to provide high-speed wireless data capabilities in New Zealand’s metropolitan areas and holiday locations. This enabled Telecom to launch New Zealand’s first 3G mobile service, under the “T3G” brand. Telecom extended its EV-DO coverage in 2005 to cover almost all large towns and cities across New Zealand. Telecom intends to develop its mobile capabilities and recently committed to a further upgrade of its CDMA network to the new EV-DO Rev A standard which will further increase mobile data and network capabilities.

Telecom has introduced new products and services delivered over its CDMA network. These include “Push to Talk” which enables mobile phones to be used as walkie-talkies, photo and video messaging, mobile games, streaming of video clips, and a range of content (music and sport are the most popular categories) and customisation services (such as the Telecom music store, PC downloads) that provide additional value to customers.

Data

Data services meet customers’ wide-area networking communications needs. There has been a shift away from traditional dedicated circuit/leased line data products towards IP-based data products, given the increased flexibility and cost efficiency that IP products offer. The majority of Telecom data business involves data transmission services, dedicated leased lines and managed data services.

LanLink and IP networking provide secure and private IP networking solutions to customers. Telecom’s Frame Relay and ATM services provide high-speed data services. The ATM service is increasingly being used to support IP services. Telecom offers a wide range of dedicated circuit services to satisfy the needs of customers requiring exclusive communications links. Telecom also provides IP network services which connect other internet service providers to their customers.

Broadband and Internet

Telecom’s internet services business generates revenues principally from providing internet access for consumer and business customers. The principal internet access products are dial-up, ADSL and fibre broadband – with dedicated and secure internet connectivity offered primarily for business customers. Telecom has made extensive use of ADSL technology to provide broadband internet access over existing copper telephone lines. Telecom has developed a range of monthly plans in the consumer market offering choices of download speeds and monthly download allowances.

Telecom also offers high speed public internet access through a nationwide network of public ‘hotspots’ which use the WiFi standard. Customers with a WiFi enabled device can access the internet from over 400 public locations around New Zealand including airports, cafés and hotels.

Telecom, through its subsidiary Xtra, has entered into a licensing agreement with Microsoft Corporation which provides Xtra with MSN services via the XtraMSN portal website. This licensing agreement was recently extended until 31 December 2006. Telecom is currently conducting a strategic review of its online value added service offerings and local search capability. The outcomes of this review have not been finalised, and are likely to affect the future operation of Telecom’s Xtra portal and directories business.

IT Services

The shift from providing PSTN and data connectivity towards becoming a fully converged integrated communication and technology services provider for business customers is a significant part of Telecom’s strategy. A priority for the 2006 financial year was to integrate traditional IT services provided by the recently acquired Gen-i and Computerland businesses, with Telecom’s network services, and to provide customers with access to the full range of integrated technology services. Initially Telecom has focussed on its largest customers in the corporate segment in its expansion into integrated communication and technology services. In the 2007, financial year this focus will be expanded to also market these services to the next tier of customers, in the medium enterprises segment.

IT services are provided under the Gen-i brand following the integration of Gen-i and Computerland with Telecom’s existing IT services business.

Converged ‘bundled’ offers

Telecom will continue to deliver new converged offers, as described in the preceding section “Telecom Strategy Overview”. Examples of recently released converged offers are that consumer customers can pay $10 a month to make unlimited calls (subject to fair use conditions) between a Telecom fixed line and a nominated Telecom mobile; also consumer customers that choose to take broadband services get a discount on the monthly access price if they also take calling and fixed access products from Telecom.

In the business segment, Telecom has launched new products for small businesses that offer price caps on calls to or from fixed lines to Telecom mobiles. For larger businesses, Telecom will continue to develop new bundled pricing packages for business customers that buy the full suite of data, voice (fixed and mobile) and IT services from Telecom.

Directories (Yellow Pages Group)

Yellow Pages Group annually publishes in New Zealand 18 regional directories listing customers’ names and telephone numbers and 22 local directories. A standard listing in the regional and local directories is free to both consumer and business customers. Special listings are available on a charged basis. Regional advertising directories classified by product or service (Yellow Pages®) are also published every year. Telecom offers single colour, four colour advertising, bold and super bold entries and logos in its directories. Telecom also provides internet White Pages® and internet Yellow Pages®. Yellow Pages Group’s revenues are principally derived from the sale of advertising in Yellow Pages® directories.

As discussed in the “Business Overview” section above, Telecom has launched a scoping study of its directories business to consider whether potential sale options for this business should be pursued.

Retail – Channels

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

Consumer Retail Channels

The majority of consumer customer interaction is through a range of phone and online channels (primarily via Telecom’s main website). The interactions include sales, after sales service, faults, billing, credit, and 0800 issues.

Phone based contact centre operations are both provided in-house and via third parties. Telecom is increasing the information and capability available on its online channels and a growing number of customer interactions are conducted electronically.

Telecom owns and operates 29 retail stores across the country to provide face-to-face sales and service for all telecommunications device and technology needs. These stores are primarily consumer segment focused but also provide some support for smaller business customers. Telecom has exclusive relationships with approximately 120 independent Telecom dealers in New Zealand and partnerships with a number of major New Zealand retailers which adds approximately 350 additional retail PoPs throughout New Zealand.

Telecom also engages a range of third party sales specialists to provide additional channels to market, for example, door to door sales.

Business Retail Channels

Retail/Direct/Online/Other

Telecom works with a range of partners, integrators, resellers and associations to provide its business customers with a range of sales and service channels such as retail stores, direct account management and contact centres. During the year, Telecom developed and enhanced its relationships with the Computerland regional franchises in their role as Telecom’s IT sales force outside of the main centres, under the Gen-i brand.

Consumer and Small Business Enterprises

A similar approach to that taken in the consumer segment is taken to servicing customers in the consumer and small business segments, with a range of phone, online, paper and face-to-face channels being utilised. They include sales, after sales service, faults, billing, credit, 0800 and via Telecom’s main website.

Corporate and Medium Enterprises

Customers in the corporate and medium enterprises segments are account managed by channel units, which provide products and customer service to Telecom’s business and public sector customers. These units principally fulfil sales and service and account management functions and also manage products specially designed for their customers.

Telecom’s business customers are expanding their use of integrated technology services on the back of the productivity and cost saving gains made from successful implementations. A key part of this is customers’ increase in uptake of mobile applications, supported by Telecom’s strong focus on the integration of mobile, fixed and ICT technologies. In 2006, overall account management responsibility for more than 50 of Telecom’s largest corporate customers was performed by the Gen-i account management teams, given the sophisticated ICT needs of these customers. In the new organisational structure that is currently being implemented, this responsibility will be expanded beyond these large corporate customers to also include medium enterprise customers.

During the year, Telecom set up the Telecom Sales Academy, with the aim of building necessary new capabilities for Telecom’s customer-facing staff in the business market.

Telecom also created a new dedicated Trans-Tasman corporate sales team in Australia, as part of the Gen-i group. This provides an integrated customer view across the two countries, as well as providing further opportunity to utilise expertise in Telecom’s New Zealand business in the Australasian market.

Retail Market Structure and Competition

Telecom’s principal competitors are affiliates of large multi-national corporations with substantial resources, including Telstra, TelstraClear, Vodafone Group Inc. through its subsidiary Vodafone, and IBM. Telecom expects competition to continue to intensify, with the prospect of existing participants extending their activities, as well as additional competitors entering the market. Smaller competitors are also actively marketing alternative access technologies to residential and business customers. Telecom believes further declines in prices for many products and services can be expected.

Telecom has extensive interconnection arrangements with other network operators and service providers, such as CallPlus Limited, Compass Communications, Worldxchange, Ihug Limited and TeamTalk Limited. These agreements cover international services, national and local voice services, data services, mobile services, internet services, and mobile trunked services.

Telecom’s retail customer base

The breakdown of Telecom’s New Zealand retail customer numbers as at the end of each of the last three financial years is shown in the table below.

	As at 30 June
	2006 000s	2005 000s	2004 000s	2006/2005 % change	2005/2004 %change
Access lines
Residential	1,346	1,360	1,425	(1.0)	(4.6)
Business	253	256	271	(1.2)	(5.5)
Centrex	66	68	72	(2.9)	(5.6)
Mobile Connections	1,703	1,601	1,352	6.4	18.4
Broadband connections	335	223	90	50.2	147.8
Dial-up internet customers	310	374	436	(17.1)	(14.2)

Access and local calls

Telephone access and local calls can be provided by competitors that interconnect with Telecom.

Some of these interconnecting operators have the ability to offer local services. In most cases Telecom has call re-address agreements in place enabling competitors to provide customers the option of changing between local service providers without needing to change telephone numbers. A regulated local number portability service, which will come into force in April 2007, requires Telecom to provide a fully functional number portability service and would require Telecom’s competitors to provide reciprocal portability. Telecom has also entered into a number of wholesale service agreements for the provision of wholesale services to carriers other than TelstraClear.

Telecom expects to face growing competition for access services from wireless network providers. Vodafone has recently announced the launch of an integrated mobile, local access, calling and wireless broadband product via its mobile network that will allow customers to completely sever their relationship with Telecom. Such an offer puts at risk all Telecom’s revenue from every customer acquired by Vodafone.

TelstraClear has recently announced that it is commencing build of a 3G HSDPA mobile network in Tauranga with the intention of providing a similar service to that of Vodafone.

National long distance and international calling

Numerous competitors exist in New Zealand that compete in the national long distance and international calling markets.

In addition to those companies, with which Telecom has interconnection arrangements, numerous other organisations offer voice calling services from overseas or by re-selling services from network operators in New Zealand. Internet service providers also compete strongly in the calling market, offering internet, calling, and in some cases, access bundles.

There is increasing activity both within New Zealand and internationally around internet-based voice services which offer attractive calling offers to existing internet users through use of VoIP technology. There are predominately two types of VoIP services:

•	software client based VoIP products that work on personal computers (for example, Skype);

•	hardware based VoIP services that rely on an adapter to route calls over the internet (and/or the PSTN if needed).

Typically these products offer free calling to other users of the same service or heavily discounted calling rates to traditional PSTN phone numbers in all national and international calling destinations. While these services typically appeal to cost-conscious and technologically capable people, they are becoming more widely adopted. These services add increased competitive pressure in the calling market.

Dial-up internet access services

Approximately 90 ISPs operate in New Zealand and many of these have customer access through the Telecom network using 0867 and 0873 dial-up numbers provided by Telecom Wholesale. Currently competitors are aggressively targeting the dial-up customer base with low priced dial-up offers with either very high or unlimited usage caps.

Broadband services

Telecom faces increasing competition in the broadband services market. TelstraClear now offers fibre, cable and DSL broadband services to businesses in the metropolitan and some regional centres. These services are offered through TelstraClear’s xDSL, fibre and hybrid fibre infrastructure. TelstraClear also has the ability to sell ADSL services through a wholesale arrangement with Telecom.

Recent regulatory decisions on competitor access to Telecom’s copper local loop means that in the near future Telecom’s broadband competitors will have:

•	wholesale access to the same broadband access products as those offered by Telecom retail units;

•	access to Telecom’s local telecommunications exchanges to install their own DSL equipment (for example, Digital Subscriber Line Access Multiplexers (“DSLAMs”)) – allowing competitors to avoid using Telecom Wholesale products; and

•	a standalone wholesale internet DSL product that does not require a customer to have a local service voice access line (also known as ‘naked DSL’).

Telecom expects that competitive activity in the broadband market will increase significantly as operators seek to quickly capture market share. As with dial-up activity, Telecom expects that competitors will seek to capture calling revenues with attractively priced broadband offers.

There is also growing competitive activity in the broadband market from high speed wireless services offered by providers such as Woosh Wireless Limited and Vodafone. Vodafone’s mobile network upgrade will give it the ability to offer full broadband services to its customers – primarily in metropolitan areas. Vodafone is already aggressively targeting new and existing broadband customers with mobile broadband products that are priced at a small premium to equivalent Telecom ADSL products. Vodafone has also recently stated that it is changing its global strategy away from a mobile-only strategy, meaning that if it wished, it could choose to integrate fixed line internet services with its mobile-only offers.

In addition, the Government established the PROBE project. This enabled the rollout of broadband to all schools that do not currently have access to broadband and promotes competition in broadband outside metropolitan areas. There are 15 regions, one of which is a satellite region. The confirmed suppliers in the satellite region following tenders are Telecom, Woosh Wireless, Counties Power Limited, The Pacific.Net Limited and Internet Company of New Zealand Limited.

Mobile telecommunications services

There are currently two mobile network operators in New Zealand – Telecom and Vodafone. Telecom operates a CDMA service. Vodafone operates a UMTS/GPRS/GSM mobile network which competes with Telecom’s CDMA EV-DO offering.

TelstraClear currently resells mobile services via the Vodafone GSM network, but is investing in building a new 3G mobile network in Tauranga and is expected to seek regulated roaming on Vodafone’s network to provide nationwide 3G services.

Econet Wireless is also deploying a 3G network in Auckland city in partnership with Huawei Technologies Co., Ltd.

Given this increased level of infrastructure build Telecom will face increasing competition in the mobile market and may have to consider accelerating its plans to invest in mobile networks, alternative technologies and compelling bundled services.

Telecom also faces competition in leased-line services, paging, directories publishing and supply, and installation and maintenance of Customer Provisioning Equipment.

Data services

There is significant competition in the data market, particularly in those products and services that are currently experiencing growth (for example, DSL and IP services). TelstraClear is Telecom’s main competitor owing to its network reach to the majority of metropolitan and urban locations. There are also niche operators which provide competition in specific locations, segments and products.

Payphones

Competition in the payphone market arises in the form of substitutes, principally calling cards and mobile phones. This competition will intensify with the increased market penetration of mobile phones, and greater activity and lower entry barriers for calling card operators.

Advertising, directories and information services

Yellow Pages Group’s White Pages®, Yellow Pages®, Local DirectoriesTM and related products (both print and online) are key advertising and contact information channels for local and central New Zealand Government and businesses, in particular small and medium enterprises across New Zealand. As such, Yellow Pages Group operates within the highly competitive advertising market competing with a range of other domestic and international advertising businesses, local newspapers, television, radio and direct marketing companies, which also target a similar customer base.

Yellow Pages Group has a range of specialty databases and services derived from the Yellow Pages® and White Pages® databases. These products and services are used by businesses for direct marketing and updating databases and as such it competes in the provision of lists and value-added services within this industry.

Telecom Principal Products and Services - Wholesale

Telecom Wholesale focuses on providing interconnect, wholesale, and retail-based services in terms of products, provisioning, and customer service to Telecom’s wholesale customers who include carriers, ISPs, resellers and broadcasters. Telecom Wholesale also actively seeks growth opportunities with its customers for unregulated services. Within Telecom Wholesale specialist fault management and provisioning teams have been established to handle service fulfilment and faults resolution for wholesale customers.

Wholesale Business Unit – Channels

Most wholesale customer contact by Telecom Wholesale happens electronically. This reduces costs for both Telecom Wholesale and its customers. Wholesale also provides Business-to-Business (“B2B”) interfaces into its faults and provisioning systems. These provide connections for Telecom Wholesale customers into Telecom’s systems, reducing double-handling and the potential for errors. These B2B interfaces are replacing previous methods such as the use of email.

Wholesale Market Structure and Competition

Competition in the wholesale market has also increased with the entry of energy companies into the communications market. Vector Communications Limited has high-capacity fibre optic networks in central Auckland and Wellington and an extensive network in south Auckland. Vector currently only operates in the wholesale market. Wired Country Limited, a subsidiary of Compass Communications, is offering wholesale broadband services in the Auckland metropolitan and south Auckland areas. A number of retailers have taken up these services and are now providing access and calling to a small part of that market. Another participant in the wholesale market is Broadcast Communications Limited, which operates a wireless network for the provision of wholesale access services. Telecom is acquiring wireless services from Broadcast Communications Limited to increase its rural broadband product portfolio.

TelstraClear is a significant wholesale competitor particularly in relation to services utilising its national backbone network. This includes services such as national calling and wholesale data services.

Wholesale customer base

The breakdown of Telecom’s New Zealand customer numbers as at the end of each of the last three financial years is shown in the table below.

	As at 30 June
	2006 000s	2005 000s	2004 000s	2006/2005 % change	2005/2004 %change
Access lines
Residential	68	57	—	19.3	NM1
Business	50	49	33	2.0	48.5
Broadband connections	100	35	—	185.7	NM1

[1]	Not meaningful

New Zealand

Regulation

Overview

The core telecommunications regulatory framework in New Zealand is made up of the following key elements:

•	industry-specific competition legislation in the form of the Telecommunications Act 2001;

•	the Commerce Act 1986 (antitrust law);

•	the “Kiwi Share”: one preference share held by the Government in Telecom that attaches special rights;

•	The Telecommunications Service Obligation (“TSO”) Deed, an agreement between the Crown and Telecom governing the supply of the universal service obligation pursuant to the Kiwi Share;

•	consumer protection laws (for example, Fair Trading Act 1986, Consumer Guarantees Act 1993);

•	the Telecommunications Carriers’ Forum, a statutory self-regulatory body that promulgates industry codes;

•	Radiocommunications Act 1989; and

•	Overseas Investment Regulations 1995.

The Telecommunications Act and other aspects of the regime will be subject to significant change over the next year, as set out further below.

Principal regulators

The principal regulator is the Telecommunications Commissioner (“the Commissioner”), who oversees the regulatory regime provided for by the Telecommunications Act (see below) and sits as an industry-specific branch of the Commerce Commission, New Zealand’s competition regulator. The Commerce Commission oversees the Commerce Act antitrust law and consumer protection law, such as the Fair Trading Act.

There are also two industry self-regulatory bodies, being the Telecommunications Carriers’ Forum, which was set up under the regulatory regime to promulgate industry codes, and the Number Administration Deed, a self-regulatory body set up to administer the phone numbering scheme.

Industry-specific competition regulation – Telecommunications Act

The introduction of the Telecommunications Act in 2001 created a telecommunications industry-specific regulatory regime in place of a comparatively deregulated environment governed by general antitrust law. The design of the 2001 regulatory regime under the Act was relatively light-handed, providing limited powers for the Commissioner to make determinations on access disputes between individual parties, in addition to:

•	determining the net cost and allocation of the cost of Telecom’s universal service obligation under the TSO Deed;

•	monitoring compliance with the service obligations recorded in the TSO Deed;

•	investigating whether services that are currently unregulated should be regulated and added into legislation in addition to services that are already regulated; and

•	approving telecommunications access codes drafted by the Telecommunications Carriers’ Forum.

Government review of the state of competition in telecommunications

In February 2006, the Prime Minister announced the Government would be advancing policies to ensure the telecommunications sector becomes more competitive in order to enhance economy-wide economic transformation objectives, particularly broadband services in the top half of OECD rankings by 2010. Pursuant to this announcement, Government conducted a broad ‘stock take’ review of the telecommunications sector.

The conclusions of the stock take review were released in a Cabinet paper on 3 May 2006. The paper proposes significant amendments to the Telecommunications Act and a series of further specific policy reviews to achieve the goals sought by the Government. The proposed changes to the Telecommunications Act are likely to be significantly more intrusive than the existing regime.

Legislative Amendments to the Telecommunications Act 2001

The Telecommunications Bill was introduced into New Zealand’s Parliament on 26 June 2006. It has now been referred to Parliament’s Finance and Expenditure Select Committee to hear public submissions and report back to the executive branch of Government on the recommended final shape of the pending legislative review. Legislative change is expected to be implemented by the end of this year or early 2007.

Key amendments proposed in the Telecommunications Bill are:

•	the introduction of an accounting separation regime;

•	regulation of copper LLU;

•	regulation of naked DSL (broadband bitstream access without the associated voice stream);

•	the introduction of enforcement and penalty clauses (potentially including fines of up to $300,000, or in the case of breach of the accounting separation information provisions, $1 million and further penalties for continuing breach), and the power for the Commission to include consequences for breach in determinations (such as liquidated damages) that may be enforced by parties in the High Court in its civil jurisdiction;

•	a “government policy statement” provision, meaning that the Commissioner must take into account the Government’s relevant economic policy statement when making decisions on whether to regulate new services, thus constraining the Commissioner’s independence from Government to some extent;

•	broad information seeking powers for the Commissioner, including a mandatory role to monitor competition and performance of telecommunications’ markets and to make information about these issues publicly available;

•	introduction of “standard terms determinations”, intended to apply to the whole industry rather than just the applicant, and intended to be issued by the regulator without the pre-condition of an application by an access seeker;

•	the ability for the Commission to accept an “undertaking” from Telecom in lieu of a change in regulation;

•	access seekers will be able to apply for a determination of a regulated service even if there is a commercial agreement in place for supply of that service, or an agreement not to seek a determination. Currently, these would prevent an access seeker applying for a regulatory determination; and

•	the removal of automatic expiry of service designations after a 5 year period.

Local Loop Unbundling

The proposed designation of local loop unbundling as a regulated service would require Telecom to lease copper loops (meaning the copper going from Telecom’s exchange or street-side cabinet to an end-user’s building) to access seekers. Access seekers would then be able to connect the end-user’s local loop to their own equipment co-located in Telecom’s exchange and use their own network to provide services, such as broadband, to their customers.

Pricing is proposed on a two-stage basis – an initial and a final price. The proposed initial access price for lease of the local loop is to be calculated by benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. If dissatisfied with the benchmarked price, either party may then seek a final price. The final price is likely to be backdated and is proposed to be calculated in accordance with a TSLRIC price methodology.

The proposed pricing principle is similar to cost-based pricing principles in the existing Telecommunications Act for interconnection services. However, the Government has also proposed that the regulator must consider ‘relativity’ between the price of LLU and the price of UBS. Previously, pricing principles were considered on a service by service basis without reference to how they fit together.

The insertion of the “relativity” requirement is based on the economic theory of the “ladder of investment”, which provides that regulators should price access services in such a way as to actively move access seekers up through a “ladder” of regulatory access services towards infrastructure investment. This means a new entrant may purchase simple retail resale services (priced on a “retail-minus” basis under the Telecommunications Act) with little investment other than sales and marketing costs. This lowers entry barriers. However, the retail-minus pricing principle provides lower margins for the entrant than cost-based services. The entrant should then move to purchasing UBS, including naked DSL. UBS services are intermediate services providing a bridge for the access seeker between resale (retail-minus) and unbundled loops (cost-based). Like resale services, UBS services are priced on a retail-minus basis. Once the entrant has built up a customer base using resale and UBS, they should then progress to purchasing unbundled loops. These are cost-based, providing higher margins for access seekers but requiring a higher level of investment and network build – possible once the scale and customer base has been built up using resale and UBS services.

The Telecommunications Bill does not prescribe how the inclusion of pricing relativities would be interpreted by the regulator. Accordingly, the regulatory implementation of the pricing principles of both LLU and UBS (including naked DSL), the maintenance of relativities between them (including the recovery of foregone access line revenues), and the economic theory underpinning the inclusion of the relativity criterion in the legislation is uncertain and as currently proposed gives the regulator broad discretion to determine this.

Unbundled Bitstream Services

UBS has been regulated since 2004. It connects access seekers to Telecom’s fixed Public Data Network (“PDN”) from the end-user’s building to Telecom’s first data switch (other than a DSLAM). The Telecommunications Bill proposes UBS may be applied for without a voice service attached. In other words, it is proposed to be made available as a ‘naked DSL’ service. This allows substitution of the fixed voice access service by mobile services and VoIP services.

Again, there is a two-stage pricing process. The initial price for UBS (with or without voice service) is retail-minus. It is proposed to be calculated by taking retail prices, less a discount benchmarked against discounts in comparable countries that apply retail prices minus avoided costs saved pricing in respect of the service. If either party is dissatisfied with the benchmarked price, they may apply for a final price, proposed to be calculated by taking the retail price, minus a discount comprising avoided costs saved where Telecom faces limited or lessened competition in a market, or minus a discount comprising actual costs saved in a case where Telecom does not face limited or lessened competition in a market.

As with LLU, the regulator must have regard to the relativity of pricing between this service and Telecom’s unbundled copper local loop network service. Similar risks and uncertainties apply to UBS pricing as to LLU pricing in this respect. A further uncertainty is the precise retail-minus calculation the regulator uses and in particular how the regulator will factor in access line recovery into naked DSL pricing.

Accounting separation

The Telecommunications Bill proposes the Commerce Commission should require Telecom to prepare and disclose information about the operation and conduct of its wholesale and retail business activities as if those activities were operated as independent or unrelated companies. Other than this, it does not prescribe the framework or methodologies to be used, leaving this to the regulator to determine. The Telecommunications Bill specifically allows the Commerce Commission to adopt any methodology it chooses for fulfilling this requirement, including any allocation methodology. Under the Telecommunications Bill, the Commerce Commission may also allocate any of Telecom’s business activities or any part of Telecom’s business activities to either the retail or the wholesale part of Telecom’s business, as it sees fit.

Because Telecom is offering to voluntarily separate its retail and wholesale operations (details below), it has submitted to Parliament’s Select Committee that accounting separation is not necessary and should be made discretionary rather than mandatory. It is noted, however, that the United Kingdom and Australian jurisdictions require accounting separation in addition to operational separation. Telecom expects to be subject to some form of accounting separation or additional regulatory reporting. In the alternative, Telecom has submitted accounting separation should be related to the actual operation of its business under its proposed operational separation model and related to Targeted Access Services only. If accepted, this would limit the cost of accounting separation to Telecom.

Telecom has submitted to Parliament’s Select Committee that the $1 million fine per breach for breaching the accounting separation provisions is disproportionate (the comparable provision in Australia is $AUD 250,000). As the Telecommunications Bill is currently drafted, the accounting separation provisions are unclear and Telecom believes there is a risk it could inadvertently breach the requirements.

Operational Separation Model

In addition to seeking submissions on proposed legislative change as outlined above, Parliament’s Select Committee has also been asked to seek submissions on various separation options for Telecom, including operational separation and structural (or ownership) separation. It has been asked to report back to the executive branch of Government on this issue recommending any changes to the Telecommunications Bill before it is passed, although there is no provision for imposing operational or structural separation of Telecom in the Telecommunications Bill at the present time.

Telecom has filed submissions on the Telecommunications Bill with the Select Committee in which it is proposing to enter into a set of permanent, binding undertakings with the Government based on a voluntary operational separation of its retail and wholesale operations, which maintains Telecom New Zealand Limited as a single entity but with separate retail and wholesale operations for the delivery of Targeted Access Services. The separation model Telecom has proposed is based on the United Kingdom British Telecommunications plc (“BT”) undertakings with the Office of Communications (or Ofcom), the United Kingdom communications regulator.

The key proposed features are:

•	public binding undertakings

•	separation of Telecom’s retail and wholesale operations for the delivery of Targeted Access Services;

•	an independent oversight group (“IOG”) to monitor compliance with the undertakings; and

•	non-discrimination by Telecom’s wholesale operations in the supply of Targeted Access Services between Telecom retail and wholesale customers.

Telecom expects the Government to seek to negotiate aspects of the undertakings if the Select Committee recommends operational separation. Accordingly, both the form of the separation model and its timing remain uncertain.

Parliament’s Select Committee will report back to the Government on which, if any, separation models are recommended. Telecom expects to begin discussions with the Government at that stage (targeted for late 2006) if operational separation is recommended.

The key proposed features of the proposed operational separation of Telecom are as follows:

•	Separation of Telecom’s Retail and Wholesale operations

Telecom’s proposal to separate wholesale and retail operations includes separate (controlled access) premises for wholesale and retail and separate incentives for wholesale staff that relate only to wholesale targets (rather than overall -Telecom targets). Separation of Telecom’s wholesale operation also includes the proposal that wholesale commercial policy will not be influenced by Telecom retail unless the same opportunity for influence is available to all wholesale customers. It also includes restricted information flows.

•	Independent Oversight Group

The independent oversight group (“IOG”) is proposed to consist of 5 members, 3 of whom are independent of Telecom. The key role of the IOG is to monitor and report on Telecom’s compliance with the undertakings both to the regulator and directly to Telecom’s board. The IOG’s brief does not go wider than the undertakings, for example, into any other governance issues.

•	Non-Discrimination

As stated above, Telecom is proposing to commit to two levels of non-discrimination. First, in relation to Targeted Access Services provided over the planned NGN, Telecom proposes to provide services to its wholesale customers in accordance with a commitment to “equivalence of inputs”. This means that those services will be provided on the same timeframes, terms and conditions (including price) and using the same systems and having been provided the same commercial information. This is the same as the BT equivalence commitment.

Second, in the transition period leading up to the NGN, Telecom has proposed to provide services on the basis of “equivalence of outcomes”. This means Telecom retail and wholesale customers obtain substantially the same outcome notwithstanding that the systems used to deliver those outcomes to service providers other than Telecom retail may differ from the systems used to deliver those outcomes to Telecom retail. This will largely relate to Targeted Access Services delivered over its legacy PSTN network.

•	Other key elements of Telecom’s submissions

Other key elements of Telecom’s submissions are the recommendation the Telecommunications Bill be amended to require the regulator to review regulated services from time to time to assess whether regulation is still necessary. Telecom also submitted that a competition test should be included in the service descriptions for the proposed new regulated services. This would align with existing service designations which contain a competition test requiring the regulator to make a finding of limited or lessened competition in the relevant market before intervening. Telecom also submitted to the Select Committee that a merit review be included in the Act.

Further Policy Reviews

In addition to the proposed legislative change, the Government has also undertaken to conduct a number of policy reviews including;

•	Retail-minus pricing

As set out above, retail-minus pricing principles are intended to apply to all resale services and to UBS services (including naked DSL) (other than UBS backhaul). A review of the retail-minus pricing principle to measure whether that regime is consistent with the overall intentions of Government’s legislative change, has been proposed and poses a key risk to Telecom that retail-minus pricing is replaced by cost-based prices across all regulated services;

•	A review of the TSO

This is likely to encompass some commitment on Telecom’s part to rural broadband coverage and is also anticipated to herald some increase in rural public spending on communications;

•	A review of geographic price discrimination

This review is focused on Telecom’s ability to reduce prices in geographic areas targeted by new entrants as a competitive response;

•	A review of the cellular market by the Commission

This commenced on 26 May and focuses on the promotion of new entry and the absence of virtual operators in the New Zealand market. This is likely to open up the mobile market to resellers. Currently, the outcome of this review is uncertain due to Vodafone subsequently entering commercial agreements for resale and TelstraClear entering the cellular market in Tauranga. The Government is considering whether, in light of these competitive initiatives, intervention is in fact warranted. In either case, Telecom expects that resale competition is likely to increase in the provision of cellular services; and

•	A review of next generation technology, including network interoperability and convergence of retail services, with a view to ensuring competitive markets are not foreclosed by Telecom’s NGN

Telecom has offered to voluntarily commit to industry consultation and interoperability of its NGN as part of its operational separation commitments. If accepted, this review is unlikely to go ahead, and instead, Telecom would be obliged to consult with industry participants on interoperability of network and retail services in accordance with any undertakings it enters into with the Government.

Recent determinations on access to regulated services

In the first five years of the legislation, the Commissioner’s key determinations were:

•	interconnection by TelstraClear with Telecom’s PSTN (with respect to price and non-price terms);

•	resale of Telecom’s business retail services;

•	resale of consumer access and other consumer services in non-networked metropolitan areas and non-metropolitan areas;

•	local and cellular number portability;

•	resale of business VPN services and four other business services;

•	access to interconnection with Telecom’s PDN or UBS; and

•	draft determination on interconnection with Vodafone’s proposed “homezone” local mobile service.

Further details of number portability, UBS and Vodafone local service are set out below.

Access to interconnection with Telecom’s UBS

UBS (a best efforts ADSL based internet service) was regulated in 2004. TelstraClear have agreed commercial terms with Telecom for access to the UBS service. Smaller internet service providers ihug and CallPlus have been granted access to the service by the regulator in June 2006. ihug and CallPlus are currently appealing the UBS price ($28.04) in the High Court, seeking a price of approximately $20.00. Regardless of the outcome of the litigation, significantly increased competition in broadband in the consumer and small and medium enterprise markets is anticipated as a result of UBS access by Telecom’s competitors.

Application by Vodafone for interconnection with Telecom’s PSTN (“local” mobile service)

Vodafone has indicated that it is likely to launch a “Homezone” service of some sort assisted by the likely regulation of interconnection between Telecom’s PSTN and Vodafone’s “local” mobile service (distinguished from its ordinary mobile service by the use of local numbers) network. The regulator has issued a draft determination stating that interconnection is likely at bill and keep rates (meaning charges are netted off to zero) and prohibiting Telecom from recovering cost at retail, in order to maintain parity with Telecom’s local free calling obligation under the TSO (described above). Telecom and Vodafone are currently in discussions over commercial terms for Telecom’s interconnection service. If commercial terms are reached, the regulator will not issue a final determination. Regardless of whether interconnection with Vodafone’s local service is on regulated or commercial terms, as Telecom’s main competitor in New Zealand, Vodafone’s local mobile service is likely to increase competition for converged fixed and mobile services in the short term.

Determination on Local and Cellular Number Portability

On 31 August 2005, the Commerce Commission issued a determination on the delivery of number portability by the telecommunications industry. The determination set out the formula for allocating the cost of delivering portability services between access seekers and access providers of the service, the functions that must be performed by a system for delivering the services and standards to which those functions must be performed. The terms of the determination must be complied with by April 2007. Number portability is expected to increase churn between providers to some extent.

Determinations on whether to regulate further services

As set out above, under Schedule 3 of the Telecommunications Act the Commerce Commission is empowered to investigate whether services that are currently unregulated should be regulated and added into the governing legislation. The Commerce Commission has conducted the following investigations into whether further services should be regulated;

•	Local loop unbundling

In 2004, the Minister accepted the Commerce Commission’s recommendation that Telecom should provide a commercial unbundled partial circuits service (a dedicated symmetrical private circuit) to business customers and the regulation of UBS in place of regulating LLU. This is being revisited currently as outlined above.

•	Mobile termination rates

The Commerce Commission recommended to the Minister mobile termination rates should be regulated. The Commission has recommended indicative prices of 15 cents, trending down to 12 cents in 2010. Termination revenues are likely to decline as will retail rates as a result. Telecom and Vodafone have both put commercial proposals to the Minister for a gradual reduction in price over a 5 year period. The Minister will consider the commercial proposals and reach a final decision.

•	Service designations

The Commerce Commission has issued a determination regulating 10 of the 13 currently regulated services in the Telecommunications Act for a further two years. The remaining services were national toll free number portability, Telecom fixed PSTN to mobile carrier pre-selection and co-location for fixed telecommunications at Broadcast Communications Limited (a Government owned broadcaster) sites.

•	Mobile Services review

The Commerce Commission has indicated it may investigate whether changes should be made to current mobile services specifications covering roaming and mobile co-location to make it easier for a third mobile service provider, particularly a mobile virtual network operator to enter the market.

Kiwi Share/TSO Deed

The TSO Deed records the following obligations:

•	the obligation to charge no more than the standard rental for local consumer telephone service (increased consistently with the Consumer Price Index (“CPI”)) as it was at 1 November 1989 unless overall profitability of Telecom’s fixed business is unreasonably impaired;

•	a local free calling option for local consumer telephone service (including voice and dial-up data services) to be maintained for all Telecom consumer customers;

•	the obligation that line rental for local consumer telephone service in rural areas will be no higher than the standard rental and Telecom will continue to make local consumer telephone service as widely available as it was at 19 December 2001; and

•	in addition, under the TSO Deed, Telecom is required to meet certain minimum standards for dial-up connection to the internet from consumer phones. These include, from December 2003, that 95% of all existing consumer lines meet the 14.4 kbps connect speed and 99% of all existing consumer lines meet the 9.6kps connect speed.

The “TSO loss” that arises from providing these services to loss-making customers is assessed annually by the Commerce Commission. The loss is then shared between industry participants in accordance with their share of liable revenue.

As part of the Government stock take announcements in May 2006, the Government announced that it intends to review the TSO. However, it is not clear at this stage what changes the Government is seeking to the TSO. However, there is also the possibility that the Government could simply legislate for an increased TSO commitment.

Telecommunications Carriers’ Forum

The Telecommunications Act also provides for an industry forum to be developed for the purpose of preparing industry Codes for approval by the Commerce Commission. The Telecommunications Carriers’ Forum was formed as an incorporated society on 23 August 2002. The Telecommunications Carriers’ Forum prepares Codes for regulated services in accordance with the Telecommunications Act (among other things). These Codes for designated access services and specified services are intended to be confined to implementation of the access principles in the Telecommunications Act. These principles are: timeliness, non-discrimination and international best practice.

The Codes for designated multi-network services only provide for the functions that must be performed by a system for determining the service and the standard to which those functions must be performed. To date the following codes have been completed or are pending:

•	co-location of Radiocommunications facilities regulated under the Telecommunications Act;

•	Code for the transfer of telecommunications services;

•	mobile content Code;

•	consumer complaints Code; and

•	SMS (or Short Message Service) anti-spam Code.

The Forum also prepared two draft Codes governing number portability, which were submitted to the Commissioner and incorporated (with some amendments) into the number portability determination (described below).

Number Administration Deed

On 29 August 2005, TelstraClear alleged that Telecom and Vodafone had breached the Number Administration Deed (“NAD”), which governs the way that numbers are allocated. The complaint relates to the allocation of short codes for SMS messages. The complaint was referred to the Independent Chair of the NAD. The Independent Chair’s interim decision was Telecom and Vodafone are in breach of the NAD but he has adjourned his decision to allow the parties to work to find a solution to the SMS issue. If a breach is upheld Telecom could be required to change the way that it allocates numbers, which would have some impact on the mobile business. The Independent Chair could also impose an insignificant fine on Telecom and Vodafone. This is the first allegation of a breach in the history of the NAD, so there is no precedent as to the likely outcome.

Interconnection Termination Rates

Interconnection termination rates for toll bypass, standard, toll-free payphone calls and calls to premium rate services were reduced by the Commerce Commission in November 2002 from 2.7 to 1.13 cents per minute. The 1.13 cents per minute rate is a benchmarked rate, which is subject to review in accordance with the forward-looking TSLRIC cost methodology model. This materially decreased Telecom’s interconnection revenues from fixed line calling but at the same time, revenues increased from mobile termination revenue, largely driven by increased volumes of texting traffic.

Both Telecom and TelstraClear applied to the Commerce Commission for a final pricing review of the interconnection termination rate. Those applications were withdrawn after a termination rate of 1 cent per minute was commercially agreed.

Regulated resale

Since May 2003, the Commerce Commission has required that Telecom resell fixed line business services on a retail-minus basis. Since June 2004, the Commerce Commission has also required that Telecom resell consumer services on a retail-minus basis. This introduced competition for consumer and business access across largely all of New Zealand by allowing Telecom’s competitors access to its nationwide products and services. Telecom expects to continue to lose market share in access, calling and data products and services as a result. These determinations have both expired but the services continue to be supplied on a commercial basis.

Both Telecom and TelstraClear have applied to the Commerce Commission for final pricing reviews in relation to business and consumer services. However, these were subsequently withdrawn after commercial agreement was reached.

In November 2004, TelstraClear applied to the Commerce Commission for the wholesale regulation of six further fixed line business services. Five of those six services (which included a managed data product) were regulated by the Commerce Commission.

Radiocommunications Act

Telecom currently holds the following spectrum rights:

•	management rights until 2012 in respect of both the AMPS A and B bands (20 MHz in total) that its mobile network currently utilises. The Government is in the process of determining renewal of these rights;

•	management rights until 2010 in respect of eight MMDS channels (64 MHz in total). Telecom’s future use of these channels is currently under review. These rights are in the 2.3 GHz band, which is potentially capable of being used for WiMax;

•	management rights until 2021 in respect of 25 MHz of DCS1800 spectrum;

•	management rights until 2021 in respect of 15 MHz of 3G UMTS spectrum;

•	management rights until 2022 in respect of 7 MHz of 3.5 GHz spectrum; and

•	licence rights (spectrum licences) for periods from 5-20 years in respect of approximately 150 point-to-point systems operating in the DCS1800 bands.

Such management rights and licence rights are deemed to be assets of a business for the purposes of the Commerce Act.

The Government’s current policy is to offer the opportunity to renew rights approximately five years before existing rights expire. The offer to incumbents will be based on a price-setting formula that is intended to estimate the market value of the spectrum. Where the formula cannot be applied, the Government intends to hold an auction.

As part of its stock take announcement, the Government announced it would begin work to review the way spectrum is managed and allocated. That work is being conducted at present and the Government recently released a discussion paper to gain views on management and allocation of spectrum that is capable of being used for broadband wireless access. That includes how the 2.3 GHz rights will be re-packaged and re-allocated. There is a key risk that Telecom will not acquire the entire spectrum it needs for future wireless services. There is also a risk Telecom will not be able to renew the entire spectrum it requires for its CDMA cellular service.

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

The Commerce Act prohibits various forms of restrictive trade practices in New Zealand. These include entry into contracts, arrangements or understandings that have the purpose, effect or likely effect of substantially lessening competition in a market. Price fixing and resale price maintenance are deemed to have the effect of substantially lessening competition and are, therefore, prohibited by the Commerce Act. Any person who has a substantial degree of market power is also prohibited from taking advantage of that market power for an anti-competitive purpose. The Commerce Act further prohibits the acquisition of the assets or shares of a business that will substantially lessen competition in a market.

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

Recent proceedings brought by the Commerce Commission against Telecom are detailed in “Item 8 – Legal Proceedings”.

Fair Trading Act

Telecom is also subject to the Fair Trading Act, like all trading enterprises in New Zealand. The Fair Trading Act prohibits misleading and deceptive conduct, false representations and unfair trade practices. It also establishes a mechanism for the prescription of consumer information and product safety standards.

Consumer Guarantees Act

The Consumer Guarantees Act provides rights of redress to consumers against suppliers and manufacturers of goods and services, in respect of any failure to comply with guarantees given, or deemed to be given by the Consumer Guarantees Act. In July 2003, the Consumer Guarantees Act was amended to ensure that it applied to the supply of utilities (including telecommunications).

Telecommunications (Interception Capability) Act 2004

The Telecommunications (Interception Capability) Act 2004 aims to ensure that government surveillance agencies can effectively carry out interceptions of telecommunications under lawful interception warrants and authorities. The Telecommunications (Interception Capability) Act also aims to ensure that interception requirements do not create barriers to the introduction of new or innovative telecommunications technologies, and that telecommunications Network Operators and Service Providers (as those terms are defined in that Act) have the freedom to choose system design features and specifications that are appropriate for their own purposes.

The Telecommunications (Interception Capability) Act achieves its purpose by requiring telecommunications Network Operators, such as Telecom, to have interception capable public telecommunications networks and telecommunications services. PSTNs and telecommunications services must be interception capable by October 2005, and PDNs by April 2009. However, the Minister of Justice may grant exemptions from these requirements. Where a Network Operator needs to make changes to its PSTN to comply with the Act, Government funding is available in some situations.

The Telecommunications (Interception Capability) Act also requires Network Operators and Service Providers to assist Surveillance Agencies with the execution of interception warrants and interception authorities by making available personnel who can provide reasonable technical assistance, and taking all other reasonable steps necessary for giving effect to the interception. The Surveillance Agencies are required to reimburse Network Operators and Service Providers for the costs they incur in providing this assistance.

Persons exercising powers and carrying out duties under the Telecommunications (Interception Capability) Act must also ensure that the privacy of telecommunications that are not subject to an interception warrant are maintained, and that interceptions must be undertaken without unduly interfering with any telecommunications.

If a Network Operator or Service Provider does not comply with their obligations under the Telecommunications (Interception Capability) Act, the High Court may make a Compliance Order requiring that person to do a specified thing or cease a specified activity. Contravention of a Compliance Order can result in a financial penalty of up to $500,000, and in the event of a continuing contravention, $50,000 for each day that the contravention continues.

Overseas Investment Regulations

Under the Overseas Investment Regulations, Telecom is deemed to be an “overseas person” because of its foreign shareholders. Overseas persons are required to obtain consent for certain business activities. Telecom must obtain consent from the Overseas Investment Commission for business acquisitions where the value exceeds NZ$50 million, or for certain acquisitions involving land.

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

Telecom has reorganised the management of its business so that larger business customers in Australia will be serviced through a single Trans-Tasman business unit. The largest customers will be managed in a Trans-Tasman approach under the premium customers sub-unit, including the telecommunications outsourcing arrangement with the Commonwealth Bank of Australia, which was recently extended for a further three year period. In addition, an agreement to supply other key services to the bank, including voice and call centre services, has been entered into for a three year period. Other customers attracting direct account management are managed under AAPT Business Solutions that sells both telecommunications and IT services through the Gen-i and AAPT brands.

AAPT otherwise intends to also target the consumer and small enterprise market and non-account managed customer base (particularly the small to medium-sized business market). The three principal strategic themes to implement the strategy and achieve market differentiation include:

•	innovative pricing, promotion and packaging for the consumer and small enterprise, non-account managed market;

•	building a portfolio of channels relevant to the consumer and small enterprise market (including a shift to indirect channels); and

•	building self-service and internal IT and support capability for the consumer and small enterprise market.

Successful execution of the above strategies is designed to differentiate Telecom’s business from the traditional players, by creating value in offerings that extend beyond pure connectivity.

Telecom has pursued a primarily “infrastructure-light” strategy in Australia, acquiring access and core transmission from other vendors and differentiating itself through the switching and routing capabilities, through value added network elements such as Intelligent Network platforms and in the operation of customer service platforms. In the latter category and as part of its third strategic theme, AAPT is one year into a replacement of its customer IT systems, with improvements already implemented to improve billing capability. Further developments due to be delivered in 2006/07 are likely to reduce the operating costs of servicing customers.

Telecom’s principal products and services

Through AAPT and Gen-i Australia, Telecom provides a range of fixed line, voice and data, internet, pay TV and mobile telecommunications services to consumer, business, corporate, Government and wholesale customers.

Telecom’s Australian revenues for each of the last two financial years, broken down by major products, are shown in the table below.

	Year ended 30 June
	2006 $m	2005 $m	2006/2005 % change
Local service	32	38	(15.8)
National calling	318	357	(10.9)
International calling	99	92	7.6
Interconnection	42	43	(2.3)
Mobile	95	129	(26.4)
Data	164	188	(12.8)
Broadband and internet	112	91	23.1
Resale	363	336	8.0
Miscellaneous other	80	80	—
Total revenues	1,305	1,354	(3.6)

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

National calling

Across Australia, AAPT provides a range of voice services to all consumer segments, to all Australian destinations and to international destinations. AAPT owns or leases a high-speed inter-capital fibre network between major cities to carry both data and voice.

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

International calling

Australian international calling revenue is primarily derived from long distance traffic carried by undersea cable or by satellite to and from Australia, both for AAPT and Gen-i Australia retail customers and for wholesale customers, such as calling card providers.

Interconnection

Interconnection revenue arises where AAPT terminates calls originating on other carriers’ networks, be they fixed line or mobile.

Mobile

AAPT retails mobile services as a reseller of Vodafone Australia mobile products. In November 2001, AAPT and Vodafone Australia signed a network services agreement. Under this agreement AAPT purchases capacity at wholesale prices and connects to Vodafone Australia’s network while continuing to market its mobile services to customers through the AAPT brand. AAPT no longer actively markets mobile as a stand-alone product, now selling mobile predominantly in combination with fixed line products.

Data

AAPT owns and operates a large, secure, MPLS IP network that is used to provide nationwide internet and VPN services. Gen-i Australia uses this network to support key accounts such as the Commonwealth Bank of Australia. This network also supports AAPTs VoIP services, and forms a central part of AAPT’s strategy of moving towards an all-IP network that will consolidate all internet, VPN, ATM, Frame Relay and voice services onto a single transport infrastructure.

Broadband and Internet

AAPT derives revenue in the consumer and small enterprise market part of its business by providing dial-up internet access as well as reselling Telstra’s broadband service. These services are primarily marketed as part of a bundle with voice services. The managed part of the business derives revenue from providing internet access and e-commerce services to business customers and also generates revenue by wholesaling services to other ISPs, who in turn resell their services to retail customers.

Resale services

AAPT resells Telstra’s local call services to customers not directly connected to AAPT’s network. This service is principally marketed to customers as part of a bundle with AAPT’s other services, particularly calling services.

Targeting full service customers continues to be an important strategy for AAPT’s consumer business, given the positive effects on churn that this generates.

VoIP

AAPT currently has two VoIP offers. The first is “Hosted Voice” a VoIP solution targeted at the medium enterprise and corporate markets. The solution utilizes the BroadSoft platform to offer the customer the functionality of a hosted PBX and is distributed primarily through it’s direct channels. The second offering has just been launched and is called “Business Connect”. It integrates DSL tails and AAPT’s BroadSoft platform to displace traditional PSTN voice connections. This service also offers fast broadband access, VPN and remote working functionality. Business Connect is being sold through both direct and indirect channels.

Broadband

AAPT currently resell Telstra ADSL for its internet broadband offerings in the consumer and small enterprise market. In the managed market, AAPT resell both Telstra and Optus for internet access as well as direct connections for its IP-VPN and data services. The onset of ADSL2 in the next 12 months will result in the roll out of higher speed access to the customer base.

Channels

Marketing communications programmes including advertising, face-to-face, direct mail and telemarketing are used to support Australian customer acquisition and retention goals. Cross-selling and up-selling of services to customers is achieved through a combination of in-house and outsourced call centres. In the year ended 30 June 2006, AAPT has continued to enhance its outbound telesales capability by augmenting the new sales teams within its in-house call centres. This required AAPT to hire a significant number of additional call centre staff.

Also during the year ended 30 June 2006, further steps were taken to extend AAPT’s portfolio of channels to market, with emphasis on consolidating the position of IProvide in the business market. IProvide is dedicated to helping small and medium enterprises take advantage of IP services, including VoIP, VPNs and other value-added IP applications.

This growth in channels is consistent with the second element of AAPTs strategic initiatives.

Different marketing strategies are applied to each of the Australian customer segments.

Consumer

AAPT Consumer is targeting customers with bundled offers that build scale around Telecom’s voice and IP infrastructure. AAPT has continued to grow the number of customers who have acquired a bundle of services in the year to June 2006. New customers are acquired through a combination of inbound and outbound channels. Targeting existing customers for bundles is done using both outbound and inbound campaigns, primarily from AAPT’s own call centres.

Business

AAPT Business’s marketing strategy is to take advantage of AAPT’s integrated IP network to provide a range of business applications such as VoIP and “best-in-class” reporting tools that offer a transparent view of communications costs and solutions for mobilising a workforce.

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

Since the introduction of these legislative changes there has been a significant increase in competition in telecommunications markets, particularly in the provision of long distance national and international voice and mobile telecommunications services, and long distance national and international data services to businesses.

Demand for telecommunications services is forecast to continue to grow in the foreseeable future. In particular, there is a demand for more bandwidth intensive products with lower growth for basic voice services. Price reductions, which have already been seen in the market for long distance and local fixed wire services, are expected to continue.

While voice is expected to continue as the most significant revenue contributor to the Australian industry, demand for data carriage and managed services is expected to grow over the medium-term approaching voice in volume and revenue. In anticipation of this growth in data traffic, substantial investment in high capacity networks has taken place in recent years, leading to an over-supply of bandwidth capacity. This imbalance has resulted in downward pressure on prices, particularly over metropolitan and long-haul routes accessible by commercial users.

The consumer and small enterprise market in Australia is on the cusp of change driven by the emergence of technologies enabling faster and better existing services and new services for the end customer as the benefits of integration driven by convergence are realised. These types of technologies include VoIP, 3G and high speed broadband (DSL2+ or wireless technologies). It is AAPT’s intent to offer these services in the future once it has secured access to the relevant third party infrastructure at suitable commercial rates.

While still in its infancy for the consumer and small enterprise market customer, VoIP will exert further downward price pressure on the margin rich voice calling part of AAPTs business. AAPTs pricing principles around voice are taking into account the impact VoIP will have on its business.

The pricing pressure in both voice and data segments of the market have recently impacted the performance of all market participants. This has resulted in the exit of some smaller participants and consolidation among other participants. Many expect that further consolidation of the second and third tier markets will occur in due course.

There are approximately 140 carriers licensed to maintain their own telecommunications infrastructure and to provide services to the public in Australia. The Australian Communications and Media Authority currently has responsibility for administering the carrier licensing regime and there is no limit on the number of carrier licences that it may grant. Of the existing licensed carriers, there are currently three main facilities-based competitors to AAPT—Telstra, SingTel Optus and Vodafone Australia – as well as other competitors such as Hutchison Telecommunications (Australia) Limited. The local call market remains dominated by Telstra, as it owns most of the domestic local loop network, duplication of the Telstra fixed network is not economically feasible in many parts of Australia. Interconnection with Telstra’s local loop is necessary for competitive carriers, including AAPT, to offer many telecommunications services.

There is vigorous competition in the national and international long distance market, and there is a necessity to interconnect with other carriers for both national and international originating and terminating traffic.

The Australian regulatory system is complex and access to interconnection services can be subject to protracted disputes. AAPT is currently engaged in five access disputes under the telecommunications access regime. AAPT has notified two access disputes against Vodafone Network Pty Limited in respect of the MTAS for 2005 and 2006 and one access dispute with Optus in respect of the MTAS for 2005. If AAPT is successful, the per minute amount paid for the MTAS will be reduced. AAPT will seek to have the final determinations backdated to 1 January 2005 or 1 January 2006 as appropriate.

Regulation

Overview of legislation

The current regulatory regime for telecommunications is contained in a number of Australian Commonwealth Acts, the most significant of which are:

•	the Telecommunications Act 1997 (the “Telecoms Act”);

•	the Telecommunications (Consumer Protection and Service Standards) Act 1999 (the “Telecom Standards Act”) (which mainly contains consumer protection provisions previously contained in and transferred from the Telecoms Act);

•	parts XIB and XIC of the Trade Practices Act 1974 as well as the non-industry specific provisions in the Trade Practices Act;

•	the Radiocommunications Act 1992; and

•	the Australian Communications and Media Authority Act 2005.

The main object of the Telecoms Act is to provide a regulatory framework that promotes the long-term interests of end users and the efficiency and international competitiveness of the Australian telecommunications industry. Industry self-regulation is encouraged. The key self-regulatory body is the Australian Communications Industry Forum which develops industry codes of practice. Codes may be registered with the Australian Communications and Media Authority. The Australian Communications and Media Authority may enforce registered industry codes, and may impose industry standards if self-regulation fails.

Among a number of changes recommended by the Dawson Committee’s review of the Trade Practices Act, the Australian Government is considering whether to criminalise hard-core cartel conduct. A Bill to introduce these and other changes was introduced in 2005 but failed to pass the Senate. It is anticipated the Bill will be reintroduced in the in the Spring 2006 sitting of Parliament.

In late 2005, the Government amended legislation to permit sale of its remaining (controlling) shares in Telstra Corporation Limited. This legislation included a number of further amendments to the telecommunications regulations, including for the operational separation of Telstra. While these changes should assist the Australian Competition and Consumer Commission (“ACCC”) in exercising its powers under Parts XIB and XIC of the Trade Practices Act, it is not expected that these will create fundamental differences in regulatory outcomes.

Regulatory bodies

On 1 July 2005, the Australian Broadcasting Authority and the Australian Communications and Media Authority merged to become the Australian Communications and Media Authority. The Australian Communications and Media Authority oversees technical and consumer aspects of the industry. It is the primary regulator responsible for radiocommunications and telecommunications standards. The Australian Communications and Media Authority is responsible for managing radio frequency spectrum (under the Radiocommunications Act), managing carrier licensing, consumer and technical issues relating to telecommunications and for enforcing the Telecoms Act.

The ACCC is responsible under the Trade Practices Act for administering the:

•	general competition law regime;

•	consumer protection regime;

•	industry-specific access regime under Part XIC of the Trade Practices Act; and

•	anti-competitive conduct and record keeping rule regimes in Part XIB.

The Telecommunications Industry Ombudsman is an industry body established to provide a dispute resolution forum for complaints from consumer and small business users. All carriers are required to be members of the Telecommunications Industry Ombudsman which is funded through charges levied on its members.

Broadcasting matters are regulated principally by the newly formed Australian Communications and Media Authority under the Broadcasting Services Act 1992. The ACCC has responsibilities in this area in relation to mergers and acquisitions. The Government has announced proposals to remove existing statutory restrictions on certain cross-media holdings and as a consequence the ACCC may be asked to determine the competitive impacts of mergers that might be proposed following these changes.

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

Declared services

Part XIC of the Trade Practices Act contains an industry-specific regime for access to “declared” telecommunications services. Services can be “declared” by the ACCC following a public inquiry. Certain services (notably domestic PSTN, PSTN OTA, GSM originating and terminating services (which have subsequently been varied) were deemed to be declared as at 1 July 1997. The ACCC has subsequently declared a number of additional services including:

•	the unconditioned local loop service, local PSTN originating and terminating service and local carriage service;

•	the ISDN originating and terminating services; and

•	the analogue subscription television broadcast carriage service.

Mobile services review

In March 2003, the ACCC announced that it would conduct a review of the regulation of mobile services. In June 2004, the ACCC determined that it would no longer regulate the mobile originating access service.

The ACCC determined in June 2004 that the MTAS will remain regulated until 30 June 2009. This decision was a “technologically neutral” declaration, as the terminating access service is declared irrespective of the form of mobile technology employed. Vodafone Network and Optus Networks Pty/Optus Mobile Pty Limited (together “Optus”) have lodged access undertakings with the ACCC in relation to the MTAS. The ACCC has rejected the undertakings and both Vodafone Network and Optus have appealed the ACCC’s decisions to the Australian Competition Tribunal. AAPT has applied to intervene in both proceedings. An outcome on both matters is expected later in 2006. AAPT, along with a number of other Australian telecommunications carriers, has notified disputes with Vodafone Network and Optus about the price of the MTAS. If the Competition Tribunal upholds the ACCC’s decision, AAPT can expect lower termination prices.

The ACCC’s mobile services review also considered the domestic originating access service and the mobile domestic inter-carrier roaming service. Neither service is to be regulated at this time, although the ACCC has decided to monitor the mobile domestic inter-carrier roaming service, through a Record Keeping Rule. It has released a draft Record Keeping Rule for consultation. AAPT will be subject to the rule.

Internet interconnection services

Internet interconnection is the manner in which ISPs connect to each other’s backbone networks and transfer internet traffic between each other. The ACCC conducted an inquiry into whether or not an internet interconnection service should be declared. In January 2005, the ACCC confirmed its draft decision not to declare internet interconnection services at this time, but it outlined a range of measures to monitor the industry for behaviour that might indicate the use and effect of market power through a Record Keeping Rule and disclosure direction under Part XIB of the Trade Practices Act. AAPT is one of the four largest ISPs in Australia to provide internet interconnection services. The Record Keeping Rule and direction apply to AAPT.

ISDN and Digital Data Access Services

In September 2004, the ACCC announced it would conduct a public inquiry to determine whether the declaration of the ISDN and Digital Data Access services should be maintained, varied or revoked. The ACCC issued its final report in June 2005. The ACCC has varied the declarations – they will only continue to apply to rural areas, after a transition period of 12 months in relation to central business district and metropolitan areas of the capital cities, to allow for a smoother transition to alternative technologies. At this stage, AAPT does not anticipate this decision will result in any reduction in its ability to competitively supply services in the data market.

Local Carriage Service

In 2005, the ACCC undertook a review of the Local Carriage Service declaration. It has decided to continue the declaration of the service for a further two years. It has also added an explicit amendment of the declaration to include wholesale line rental services and the consideration of a cost-based price rather than the existing retail-minus avoidable cost methodology.

Fixed Services Review

In 2006, the ACCC undertook a strategic review of fixed network services declarations. The ACCC’s final report was released in July 2006. The ACCC has determined that it will continue the declaration of the PSTN interconnect service and the unbundled local loop for a further three years.

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

Carriage service providers are not required to be licensed or registered but they must comply with the service provider rules contained in the telecommunications legislation, including compliance with minimum standards and, where they supply the “standard telephone service”, to provide un-timed local calls and directory assistance and to be members of the Telecommunications Industry Ombudsman scheme.

Content service providers are subject to only minimal regulation, under the Telecoms Act, but are subject to a wide variety of restrictions in relation to ownership and local content, among other things, under the Broadcasting Services Act.

AAPT has held a carrier licence since 1 July 1997 and is also a carriage service provider.

A number of other regulations apply specifically to Telstra, but have an impact on the remainder of the industry. Under the Telecom Standards Act, Telstra can be subject to price controls which are made by the Minister. On 27 February 2006, the Minister made a new price control determination covering the period 1 January 2006 to 30 June 2009. Under the new controls, a basket of line rental and calls has been limited to an absolute freeze in nominal terms, while residential line rental is limited to increase by CPI (which is also an absolute freeze in real terms). While these price controls still encourage Telstra to rebalance by reducing calling charges and increasing the line rental, the size of the changes will be relatively small and, of themselves, are likely to have minimal impact on AAPT’s competitiveness.

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

Number portability

In Australia, local number portability has been available to all carriers since November 1999. Customers can now keep their local numbers when taking AAPT’s bundled consumer telephony service. Mobile number portability has been available since 25 September 2001. Portability of Freephone (1800) and National Rate (13) numbers has been available since November 2000.

In June 2005, the ACCC decided not to mandate portability for data network access service numbers.

United States

Telecom is subject to the rules and policies of the United States’ Federal Communication Commission (“FCC”) related to its international telecommunications services. Pursuant to its authority under Section 214 of the Communications Act of 1934, as amended, the FCC originally granted Telecom authority to operate in the United States as a global reseller and facilities-based international carrier in December of 1996. In January 2003, Telecom consolidated its authorisations to provide international common carrier services in its wholly-owned subsidiary, Telecom New Zealand (USA) Limited.

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

TELECOM’S PRINCIPAL ACTIVITIES AND APPROACH TO THE MARKET

Organisational Structure

Telecom is currently reorganising its organisational structure. The new structure is organised around customer groupings. This structure is described below. For financial reporting purposes, this structure was effective from 1 July 2006.

Telecom’s organisation comprises two primary retail operations – the Consumer and Business operations, as well as its stand alone Yellow Pages Group and international operations. These operations are supported by a centralised Technology and Enterprise operation and three corporate support units which provide advisory support to those operational units.

Consumer Operations

Consumer operations comprises two divisions:

New Zealand Consumer Division

The New Zealand Consumer division provides both fixed and wireless services to New Zealand consumer and home business customers. Services include voice, data and internet services. Services provided include fixed line and value-added services. The division provides New Zealand customers with national and international fixed calling services (including calls to mobile networks). Mobile calling, messaging and Wireless Application Protocol (“WAP”) data services are provided via the 027 (CDMA) and 025 (TDMA) mobile networks. Dial up and broadband internet services, value-added online services and advertising for New Zealand customers are provided within this division under the Xtra brand. Xtra is the largest ISP in New Zealand and operates the Xtra website in alliance with Microsoft Corporation.

Australia Consumer Division

In Australia, AAPT operates an integrated business providing a range of fixed line calling services including national, international, and calls to mobile; mobile calling and data services, and internet access products and services to consumers.

Business Operations

Business operations provides both fixed and wireless services to New Zealand and Australian business customers ranging from small enterprise up to large corporate.

In New Zealand, services provided include fixed line, wireless and ICT services. Business Operations provides New Zealand customers with national and international fixed calling services (including calls to mobile networks). Mobile calling, messaging and WAP data services are provided via the 027 (CDMA) and 025 (TDMA) mobile networks. This division also provides 3G mobile broadband connectivity via PC data cards, private network management and IT services, including Telecom’s ICT services business operating under the Gen-i brand. Telecom’s online trading business, Ferrit, is managed within this operation.

Business operations also provides services to Australian and Trans-Tasman customers through the AAPT and Gen-i Australia brands. The largest customers are managed in a Trans-Tasman approach under the Gen-i Key Clients sub-unit.

Technology and Enterprises

The Technology and Enterprises operation provides technology and wholesale services to both New Zealand and Australian markets, including the provision and management of fixed and mobile network connectivity and IT applications. The technology sub-units are responsible for Telecom Group technology strategy, architecture and investment, operation of technology platforms and asset lifecycle management, shared capability and share services such as billing, provisioning and programme delivery. The wholesale sub-units (one each in New Zealand and Australia) are responsible for supply of wholesale network services (both regulated and commercial) to retailers.

Yellow Pages Group

Yellow Pages Group provides hard copy White Pages® telephone listings and Yellow Pages® advertising to New Zealand customers. Telecom also provides internet White Pages® and internet Yellow Pages®.

Telecom International

The International division operation provides calling and managed data services between New Zealand, Australia and other countries worldwide to New Zealand and Australian customers. This unit operates through switches in Sydney, Los Angeles, Tokyo, New York, Miami, Frankfurt and London supporting international traffic including “transit” traffic where Telecom is an intermediary carrier of international calls.

Corporate Support Units

Corporate Finance

Telecom’s Corporate Finance unit is responsible for investment and performance management, financial reporting, taxation and treasury compliance, credit management, investor relations, and other corporate finance-related activities. Telecom’s Video Services sub-unit is also managed within this division.

General Counsel and Public Affairs

Telecom’s General Counsel unit comprises the legal services, secretariat, internal audit, risk management, media, regulatory and public affairs areas.

Human Resources

Telecom’s Human Resources unit is responsible for recruitment, performance management, remuneration, employment relations, retention and development.

PROPERTY, PLANT AND EQUIPMENT

Estate Assets

New Zealand

Telecom’s network-related property portfolio in New Zealand consists mainly of telephone exchanges, microwave radio stations, mobile phone sites, and multi access and other minor radio sites. Approximately 1,015 of these sites, the majority of which comprise telephone exchanges and radio stations, are owned freehold. In addition, Telecom occupies (primarily via leases, licences and easements) a further approximately 2,500 operational sites. A significant proportion of these are mobile phone sites.

The current net book values (as at 30 June 2006) for Telecom’s network related properties in New Zealand is approximately NZ$417 million, which includes land, buildings, building and engineering services and security infrastructure.

Telecom’s rights to access and maintain a significant proportion of its network plant linking these properties is dependent on statutory rights included in the Telecommunications Act.

The number of Telecom’s mobile phone sites occupied by Telecom is growing as Telecom expands mobile coverage and builds more capacity into the network.

Telecom’s New Zealand network property portfolio is mainly held by Telecom New Zealand, with some properties held by Telecom Mobile and other Telecom Group subsidiaries. However, the portfolio is managed by Telecom New Zealand’s Network Estate unit.

In recent years, Telecom has divested the majority of its obsolete depot sites and surplus telephone exchange land and buildings. In addition, Telecom continues to divest other surplus properties contained in its portfolio. When divesting properties Telecom is required to comply, among other things, with the offer-back provisions of the Public Works Act 1981. In most cases, however, such compliance has not had a material impact on the realisation value from the divestments.

For office accommodation, Telecom leases floors in 32 commercial office buildings in the main centres of New Zealand. In addition, Telecom occupies floors or part floors in 18 Telecom Exchange Buildings, in both the main cities and regional centres.

Australia

AAPT leases commercial premises in all major cities of Australia and certain regional centres for office accommodation, major network switch sites, call centre operations and signage.

Network Assets

New Zealand

In New Zealand Telecom operates an advanced telecommunications network supported by IS providing billing, customer service and operational support capability.

Transmission infrastructure

Telecom’s transmission infrastructure connects over 400 exchanges nationwide. Fibre optic transmission systems deliver 95% of Telecom’s transmission capacity. Over 900 radio systems, however, still serve remote rural areas, provide partial diversity, and have a significant role in Telecom’s disaster recovery plans. The transmission systems are primarily SDH based although some PDH remains in the low capacity parts of the network. Telecom’s core transmission routes use extensively DWDM.

Telecom has completed the deployment of a 10Gbps DWDM system to all the major urban and provincial centres in the country to support IP growth including broadband and managed data.

During the past year Telecom has continued to migrate the inner core transmission network to a semi-meshed architecture to improve resiliency and survivability. In particular, Telecom has deployed 230km of optical fibre cable to close the lower South Island transmission ring (which includes Christchurch, Dunedin, Invercargill and Queenstown) enabling self-healing 2.5 Gbps SDH and 10 Gbps DWDM transmission systems will be deployed on the ring. Telecom is currently undertaking similar work in the North Island Bay of Plenty region (which includes Tauranga, Whakatane and Rotorua) and the central North Island region (which includes Taupo, Turangi and Waiouru). The latter will create a third long-haul network route through the centre of the North Island between Hamilton and Palmerston North.

Telecom also recently approved the introduction of multi-protocol transport that provides the capability to carry Ethernet and ATM on the SDH network. This new technology will dramatically increase nationwide Ethernet coverage to support IP-based products and services and to resolve the scalability issues Telecom faced on its ATM network. During the 2007 financial year, Telecom will deploy this technology in most major centres.

The Trans-Pacific Southern Cross submarine cable provides the majority of Telecom’s international transmission capacity. The international gateways are located in Auckland. Telecom still uses some geostationary satellite capacity to reach locations where undersea cables are not feasible.

Public Switched Telephone Network

Telecom provides fixed line and value-added fixed line voice services. The PSTN carrier grade network consists of various models of NEC New Zealand Limited’s NEAX circuit switches, which provide capability for trunk switches, local exchanges and remote switching sites. The PSTN services analogue lines, ISDN lines and Centrex lines. Smartphone services (or value-added fixed line voice services), which include call waiting and calling line identification, are available in most areas.

Telecom is planning the replacement of the PSTN network with an IP-based solution, via the NGN project which is discussed under “Item 4 – Telecom Strategy Overview” above.

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

Broadband access

Telecom operates a high-speed internet access service based on ADSL technology. In January 2003, Telecom commissioned Broadcast Communications Limited to build an open access network to enable it to provide a range of broadband and wireless services to rural customers who were beyond the reach of Telecom’s ADSL Xtra services. The network was completed in November 2003.

The Telecom broadband network is designed to provide two-way transmission for interactive services and high-speed data transfer in excess of 6Mbps using ADSL and in excess of 20Mbps when ADSL2+ technology is employed. ADSL is a broadband access technology that uses existing PSTN access infrastructure with products offering speeds of up to 8Mbps (download) and up to 1Mbps (upload).

Currently broadband is available to approximately 95% of Telecom’s customers. A symmetrical variant is also available at a majority of exchange sites to provide business services. The symmetrical variant SHDSL has products that offer up to 2Mbps both ways.

Telecom has extended its core and carrier grade IP networks to customer sites in metropolitan and some regional areas using fibre optic cables. Telecom delivers a number of IP and wide band ATM-based services on these fibre optic cables.

Telecom has completed construction of a pilot, Fibre to the Premise (“FTTP”), to serve around 400 customers in a Greenfield residential area in Manukau City, Auckland using a Broadband Passive Optical Network (“BPON”). The network is due to connect its first customer in late 2006. This network is capable of offering products with expected speeds of up to 30Mbps (download) and up to 5Mbps (upload). Larger Greenfield FTTP pilots are planned in the coming year.

Telecom is currently working on the introduction of an IP DSLAM (“ISAM”) to deliver its next generation of DSL services. It is planned to have these units installed in major metropolitan areas by December 2006. The introduction of the ISAM will result in the capping of deployment of the ATM based DSLAMs and the capping of growth on the ATM core network.

Data and IP Networks

Telecom operates a number of data networks including:

•	public fixed data networks such as the ATM and DDN;

•	Transaction Switching Networks (“TTS and ATS”);

•	Switched Data network (“Pacnet”);

•	Dial IP Platform (“IPNet”); and

•	IP/MPLS Network.

Asynchronous Transmission Mode

Telecom’s public ATM network is comprised of switches located at 34 locations nationally, which support national coverage for site-to-site and multi-site WAN connectivity. The ATM network is the access aggregation for a number of IP-based services and DSL-based broadband services. It provides HS DDS, Frame Relay and ATM access connections from 64kbps to 2 Mbps (subject to available transmission capacity); and ATM access rates to 155Mbps (subject to available transmission capacity).

Digital Data Network

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

Telecom Transaction Service

The TTS is a specialist network that provides dedicated and dial-up access in a secure environment suitable for electronic funds transfer between merchants and their chosen service provider.

Alarm Transport Service

The ATS is a specialist network for transmitting fire alarms from commercial buildings to the New Zealand Fire Service. The network has PoPs at 125 sites within New Zealand.

Dial IP

Telecom’s Dial IP platform provides dial-up access from the PSTN to ISPs for internet access and acts as a dial-up access for VPN access.

IP/MPLS

Telecom has embarked on an investment programme to build a large scale IP/MPLS-based network that, over time, will provide the connectivity backbone for virtually all of Telecom’s future services. The first stage of development has involved expansion of the network footprint, with Juniper IP Edge router coverage being provided in the main metro and provincial centres. Telecom has also invested in a dedicated IP Core and corresponding investment has been made in underlying transport and IS systems.

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

Mobile networks

Telecom offers pre-paid and post-paid mobile phone services with a TDMA (AMPS/D-AMPS) mobile network and a CDMA mobile network. Telecom operates a CDMA 1xRTT mobile network in New Zealand offering both voice and packet data services. It is expected that the existing TDMA cellular network will continue to operate until March 2007.

In 2003 Telecom outsourced the development and maintenance of the CDMA network to Lucent. The TDMA network is managed by Ericsson Communications Limited.

The CDMA network was upgraded during the financial year ended 30 June 2005 to support CDMA EV-DO to provide high-speed wireless packet data service in New Zealand metropolitan areas and holiday locations, and an expansion of EV-DO coverage to all major towns and cities in New Zealand was completed in the year ended 30 June 2006. Telecom has announced that it will commence further upgrading the data capabilities of the CDMA network to the Rev-A standard in the year ended 30 June 2007.

Cross border leases

Telecom has entered into several cross border leases in respect of telecommunications assets including certain parts of digital telephone exchanges, digital transmission systems, the Intelligent Network, IP & ATM Data equipment and CDMA equipment. These cross border leases are treated as finance leases, and limit Telecom’s ability to sell or sub-lease the equipment, but do not affect the day-to-day running and management of the network or services Telecom provides to its customers.

Billing systems

Telecom is continuing the upgrade of its billing systems having implemented Intec’s Intermediate and Singl.eView systems for mediation and rating. The first stage of this implementation also involving an eServ Global UAS prepaid mobile solution was completed in early 2005. Further products will continue to be migrated to the new systems in 2006 and 2007. New online bill presentation and analysis systems are also being introduced in 2006. The CallVision product from VeriSign has been implemented in mid 2006 as an online bill analysis tool for businesses. Work is in progress to move invoice printing to the Autograph print platform with EDS in mid 2007. The ICMS billing system is expected to remain in operation as the new billing environment is progressively rolled out.

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

Online environment

Telecom operates several online environments, including those operated by:

•	Telecom, which is the main sales and service portal for all wireline and mobile services;

•	Xtra (in partnership with Microsoft pursuant to an agreement that is due to expire on 31 December 2006), which is a consumer portal of the Xtra ISP and incorporates a large email infrastructure;

•	Yellow Pages Group (White Pages® and Yellow Pages®), which is Telecom’s online directory listing and service portal;

•	Gen-i, which is Telecom’s sales and service portals for its ICT consultancy, hosting and contact centre arm; and

•	AAPT, which is the main sales and service portal for all wireline and mobile services in the Australian market.

In addition, Telecom operates the WAP Portal, which is a news and information portal, with mobile content download facilities, for WAP-enabled devices. Telecom also has an intranet which provides support services to Telecom staff. Vignette Content Management is used for managing content for a significant (and increasing) number of these online environments.

Desktop environment

Gen-i supports Telecom’s desktop infrastructure. Telecom retains control over its desktop assets and finances its desktop requirements through leasing arrangements with Alltech Finance NZ Limited and RentWorks Limited.

General IS infrastructure

Telecom’s main technology suppliers are Oracle for database management systems, Microsoft Corporation for desktop tools, IBM for hardware and middleware, Sun Microsystems for hardware and online systems, SAP for financial and ERP (or Enterprise Resource Planning) systems and HP/Compaq for file and print platforms.

Supplier relationships

In 1999, Telecom outsourced the operation of its information services systems to EDS. In addition, in 2002 outsourcing arrangements were established with Ericsson for the operational management of the TDMA network.

Telecom has long-term supply relationships with various equipment suppliers for equipment installed in its network. These suppliers include NEC New Zealand Limited, Nokia NZ Limited, Cisco Systems Inc., Lucent, Ericsson, Alcatel and Marconi Pty Limited.

To jointly manage the development and integration of the NGN, in June 2002 Telecom and Alcatel entered into a strategic partnering relationship. Telecom and Alcatel have agreed to work together to migrate Telecom’s current voice and data networks to an IP network in New Zealand and to integrate that network with Telecom’s core network in Australia. Alcatel is the primary supplier to Telecom of Alcatel and third party sourced network equipment to provide new services in New Zealand. In July 2003, Alcatel took increased responsibility for the management of Telecom’s network planning, development and operations services in New Zealand and Australia.

In 2003, Lucent signed a five-year agreement with Telecom in which it agreed to manage Telecom’s network planning, design, implementation and operational services for Telecom’s CDMA network in New Zealand including all support and maintenance.

Australia

AAPT operates a large national voice and data telecommunications network, supported by IS for internal and external customers, billing and operational service and management.

Transmission Infrastructure

AAPT has acquired high bandwidth transmission capacity on SingTel Optus’ National Backbone Network (“NBN”) linking Cairns, Brisbane, Sydney, Canberra, Melbourne, Adelaide and Perth. SingTel Optus has also provided 42 regional drop-off points and these are linked with AAPT’s regional PoPs.

The NBN consists of two pairs of dark fibre with full geographic diversity along coastal and inland routes between Brisbane and Melbourne. The fibre pairs are lit with STM64 SDH equipment terminating in dual AAPT Central Offices, except in Perth where a single Central Office exists. AAPT has the option under the NBN contract to upgrade the STM64 capacity to DWDM using the existing fibre pairs. The remaining term of the NBN contract is 19 years. The AAPT regional drop-off points are supported with STM16 capacity using SDH add/drop multiplexers.

NBN capacity between Brisbane and Cairns is covered under a 10 year agreement of which 5 years remain and is made up of 2xSTM1 between Brisbane and Cairns.

In 2003 to achieve geographic diversity between Melbourne, Adelaide and Perth, AAPT acquired additional lease capacity of 2xSTM64 from Telstra for the NBN along the west coast, of which one is currently in use. The NBN covers a geographic route distance of approximately 5,900 km along the coastal route and approximately 6,500 km along the inland route.

In 2005 AAPT acquired additional high bandwidth capacity of 2.5 Gbps on Telstra’s DWDM network to support traffic growth on the MPLS platform on the Sydney to Melbourne coastal route. In Tasmania, 155Mbps of capacity was acquired in 2003 linking Hobart, Launceston and Melbourne.

A new Telstra inland Sydney-Melbourne NBN STM16 service was activated in January 2006 and a new Optus coastal Sydney-Melbourne STM16 for diversity was activated in March 2006.

Public Switched Telephone Network

AAPT’s voice network consists of nine major switching sites and a site located in Sydney for technical development and testing purposes. These switches have full Class Five switching functionality but act mainly as Class Four functions for national and international connectivity. The voice switches also provide local number portability functionality using an internal Intelligent Network function.

In addition, AAPT has a presence in all 66 call collection areas in regional cities and towns throughout Australia. These PoPs are interconnected with a number of Australia’s national and international carriers.

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

Broadband access

AAPT operates various broadband accesses using optical fibre, DSL, point-to-point microwave, LMDS and Gigabit Ethernet. These services are available in Australian states’ metropolitan capital city areas.

In 2002, AAPT commercially launched a high bit-rate ADSL service from 22 Australian PoPs. The service provides high-speed internet access to the central business districts in Australia’s capital cities. In 2003 the platform was upgraded to provide 2 Mbps PRA capability over SHDSL technology. Additionally, AAPT has 19 LMDS hubs providing broadband wireless services and 345 fibred buildings providing broadband connectivity to business customers. SDH, Fast Ethernet and GB Ethernet technologies are available at these sites.

AAPT has 106 network fibred sites nationally consisting of central offices, PoPs and PoIs.

In addition to its national inter-capital backbone, AAPT has central business district and metropolitan fibre networks in all of Australia’s capital cities, consisting of approximately 1,205 km of its own and leased fibre cables. Additionally, AAPT has a total of 820 SDH nodes and 19 Metropolitan Ethernet aggregation switches.

Data and IP network

AAPT’s nationwide data and IP network consists of an MPLS Core, MPLS Edge, ATM/Frame Relay and Regional Frame Relay infrastructure for its data network in addition to the Router infrastructure deployed to provide internet services. The MPLS Core is used for transport of both internet services and the newer IP-VPN services. The ATM/Frame Relay network provides Frame Relay services and aggregation of LMDS, DSL and third party provided.

AAPT is classified as a tier one ISP with peering agreements in place with all major tier one carriers in Australia.

AAPT recently upgraded the access distribution IP network providing higher bandwidth and increased network redundancy to the MPLS Core. This upgrade was in line with Telecom’s NGN investment plan, which will implement an IP-based multi-service network. AAPT expects to be able to offer multiple services over a single access including voice, data, internet and other services in the NGN, when it becomes available.

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

AAPT’s key billing platform, namely “MEGA”, is an IBM-based mainframe with “DB2” database (other billing platforms include but are not limited to Revchain, Singl.eView, ASM, JBill, InBill). The Business Integrated Operation Support Systems (“BIOSS”) manage network and customer provisioning. The system is based on Sun with an Oracle database, which supports AAPT’s customer care, service, development and operations, and network and systems management processes.

AAPT uses a number of CRM modules to support its customer relationships, these are SalesForce.com, SmartCafe, Self Service Web, SmartChat, E3 and FORTE.

An extensive set of applications support customer calls into the call centres, namely WITNESS, Launcher, Genesys, Softphone and TCP Dialer.

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

Telecom has entered into a conditional agreement, dated 17 August 2006, to dispose of its 90% shareholding in Telecom Samoa Cellular Limited. The disposal is scheduled to complete on or about 21 September 2006.

Cable systems

Telecom is a cable owner, or a purchaser of capacity, in most Pacific and Asian cable systems including:

•	TASMAN 2, linking Australia and New Zealand;

•	SEAMEWE 3, linking Japan through South East Asia, via the Middle East to Western Europe, with a link from Singapore to Australia;

•	PacRimEast, from New Zealand to Hawaii;

•	APNG-2, from Sydney to Papua New Guinea;

•	Trans Northern Pacific via TPC 5 China-US and Japan-US;

•	Around Asia on APCN and JASURAUS;

•	Trans Northern Atlantic on Atlantic Crossing cables AC-1 and AC-2; and

•	Trans Pacific on the Southern Cross Cable Network.

In 1998, Telecom joined with SingTel Optus and WorldCom (now Verizon) in an investment to build and operate the Southern Cross Trans-Pacific submarine optical fibre cable, linking Australia, New Zealand, Fiji, Hawaii and the West Coast of the United States. Southern Cross provides international capacity for growth of traffic generated by data services, including internet traffic, and commenced operations in November 2000. Telecom has a 50% equity investment in Southern Cross Cables Limited.

Satellite services

Telecom owns satellite earth stations at Warkworth, Waitangi, in the Chatham Islands and Scott Base in Antarctica, which are operated by Broadcast Communications Limited. These satellite earth stations provide telecommunications services via Intelsat and PANAMSAT to destinations not generally served by international submarine cable systems.

Global Gateway Internet Service

Global-Gateway-Internet-Service is Telecom’s managed IP Internet access service enabling access for New Zealand and Australian wholesale and retail customers (business and consumer) to global Internet services via its international links (primarily cable systems).

Points of Presence

Telecom operates PoPs in Australia, the United States, the United Kingdom and Japan to obtain better options for its Australian and New Zealand retail customers, while generating new business with carriers seeking competitive wholesale pricing into Australia and New Zealand and the rest of the world.

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

Spectrum Assets

Telecom currently holds spectrum rights as detailed under the heading “New Zealand Regulation - Radiocommunications Act” above.

In addition AAPT holds the following spectrum property rights:

•	spectrum licences until 2013 in the 800 MHz AMPS A band. AAPT holds 5-10 MHz of spectrum across most of Australia (except Sydney, Melbourne and remote central Australia); and

•	spectrum licences until 2014 in respect of 1150 MHz of LMDS spectrum in the bands 27.5 -28.35 GHz and 31.0-31.3 GHz across all of Australia.

Further detail regarding Telecom’s spectrum assets is contained under the headings “New Zealand Regulation” and “Australia Regulation” above.

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

In Australia, Telecom does not operate the main telecommunications network nor operate a mobile network. Redundant equipment is disposed of through appropriate recycling agencies, including the possibility of reuse for some computer equipment.

There are currently no significant environmental issues that prevent Telecom’s utilisation of its network or network integrity. Managing the environment is important to Telecom’s long-term success and Telecom strives for high standards in technology, operations efficiency and relationships with communities.

PARTNERING ARRANGEMENTS

Alcatel New Zealand Limited

Telecom and Alcatel entered into a strategic partnering relationship in June 2002 to manage the development and integration of the Trans-Tasman IP-based multi-service NGN. Telecom and Alcatel have agreed to work together to migrate Telecom’s current voice and data networks to an IP network in New Zealand and to integrate that network with Telecom’s core network in Australia. Alcatel will be the primary supplier to Telecom of network equipment to provide new services in New Zealand. Since July 2003, Alcatel has taken increased responsibility for the management of Telecom’s network planning, development and operations services in New Zealand and Australia.

Broadcast Communications Limited

In January 2003, Telecom signed an agreement with Broadcast Communications Limited by which Broadcast Communications Limited agreed to build an open access network to enable Telecom to provide a range of broadband and wireless services to rural customers who were beyond the reach of Telecom’s ADSL Xtra services. The network was completed in November 2003.

Lucent Technologies (NZ) Limited

In June 2003, Lucent signed a five-year agreement with Telecom in which Lucent agreed to supply Telecom with CDMA network products and services and to manage Telecom’s network planning, design, implementation and operational services, including all support and maintenance in relation to Telecom’s CDMA network in New Zealand.

Sky Network Television Limited

In July 2003, Telecom entered into a reseller agreement and a retransmission agreement with Sky Network. Under the retransmission agreement Telecom is able to retransmit Sky Network programming over Telecom’s network. Under the reseller agreement Telecom can resell Sky Network services to domestic customers and to commercial customers with Sky Network’s consent. Sky Network and Telecom have agreed that in 2007, they will consider a renewal of the agreements, however, there is no obligation on either party to renew.

EDS (New Zealand) Limited

In 1999, Telecom outsourced the operation of its information services systems to EDS as part of a 10-year IT services agreement. In 2002, the term of the original agreement was extended by a further three-years and Telecom relinquished its 10% shareholding in EDS. Additionally, Telecom and EDS agreed changes to align the outsourcing agreement with Telecom’s business requirements including, in June 2004, the implementation of fully contestable application development and maintenance services, and in January 2005 the introduction of a similar construct for facilities management services. The EDS outsourcing agreement for Australia replicates that for New Zealand, except that EDS does not provide application development and maintenance services in Australia.

Microsoft Corporation

Telecom, through its subsidiary Xtra, has entered into a licensing agreement to provide certain Microsoft services via the Xtra website. This agreement was recently extended until 31 December 2006 pending a full review of Telecom’s partnering agreements for its Xtra portal website. Gen-i is also a vendor of Microsoft products.

Sprint Nextel Corporation

In 2003, Telecom and Sprint entered into a Master Services Agreement (“MSA”) where they agreed to collaborate on procurement, marketing and service development initiatives for products and services relating to their respective CDMA wireless networks. In August 2006, Telecom and Sprint entered into a new Contract Order (pursuant to the 2003 MSA) agreeing to expand the scope of collaboration beyond wireless networks to include WiMax technology. The level of collaboration has also been expanded to include joint planning, development and procurement across 4 key areas as they relate to CDMA and WiMax. These 4 key areas are terminals, infrastructure (network and IT), content and products. The term of the Contract Order is for a minimum of 3 years and the objective is to align (as much as possible) product planning, development and deployment in order to improve Telecom’s time to market and to secure more advantageous terms from vendors (including price).

These arrangements with Sprint have enabled Telecom to be more competitive than it would otherwise have been.

Hutchison Whampoa Limited

In June 2006, Telecom and Hutchison Whampoa agreed to terminate their existing partnering arrangements and enter into a new five year services agreement. Under the new agreement the parties agree to share information in relation to UMTS business operations and Telecom can participate in Hutchison group brand and strategy forums.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

This “Item 5 - Operating and Financial Review and Prospects” section should be read in conjunction with the consolidated financial statements and related notes included in Item 18.

The following discussion of Telecom’s performance information uses financial data prepared in accordance with NZ IFRS, which differ in certain respects from US GAAP. Information relating to the nature and effect of such differences is presented in Note 37. Critical accounting policies and other material matters impacting Telecom’s reconciliation of certain financial measures to US GAAP are discussed in this section.

All monetary amounts in this “Item 5 - Operating and Financial Review and Prospects” are presented in NZ dollars unless otherwise indicated. In this Item 5 reference is made to the financial years ended 30 June 2006 and 30 June 2005 as 2006 and 2005 respectively. The period encompassing both the 2005 and 2006 financial years is referred to as “the two year period”. The financial year ending 30 June 2007 is referred to as 2007.

This “Item 5 - Operating and Financial Review and Prospects” is organised as follows:

•	Executive Summary – a high level overview of the key trends and developments highlighted in this Item 5.

•	Principal Factors Impacting Telecom’s Results and Key Trends – a description of the principal factors and key trends impacting Telecom’s operations and financial results during the two year period.

•	Critical Accounting Policies – a discussion of the accounting policies that require critical judgments and estimates in the course of preparing Telecom’s financial statements.

•	Consolidated Results of operations – an analysis of Telecom’s consolidated results of operations during the two-year period.

•	Segmental Results of operations – an analysis of results for each of Telecom’s business segments.

•	Liquidity and Capital Resources – an analysis of cash flows, sources and uses of cash, contractual obligations and matters affecting Telecom’s debt.

EXECUTIVE SUMMARY

Telecom’s operating results for 2006 largely reflected the evolution of significant trends evident in 2005 performance as a result of important changes occurring in its business. Operating margins continue to contract, as revenue from Telecom’s high margin traditional calling business declines and is replaced by growth in broadband, mobile and IT services revenue, which are generally lower margin. Earnings from Telecom’s Australian operations have fallen substantially as a result of negative industry factors which have led to substantial write-downs in the carrying value of Telecom’s Australian operations.

Recent financial performance and operating trends will, however, prove a less reliable guide to future performance, once proposed regulatory changes in New Zealand begin to take effect. In May 2006, the New Zealand Government announced a comprehensive set of proposed changes to telecommunications regulation. These changes include proposals to extend the range of regulated wholesale broadband services and introduce LLU to the New Zealand marketplace. In addition, the Government has recently scheduled reviews of mobile market regulation, and signalled an intention to conduct a review as to whether some form of operational or structural separation model for Telecom is warranted. Telecom has voluntarily proposed a form of operational separation and is beginning to implement this, however, it is possible that the Government may require a stronger form of operational separation, or even structural separation once it has completed its review.

The Telecommunications Bill was introduced to the New Zealand Parliament on 29 June 2006, and at this stage it is too early to predict final outcomes regarding key pricing and service requirements. Telecom expects the process of finalising the legislation and implementing the detailed recommendations to take the majority of the 2007 financial year. While the legislative and regulatory timetable suggest that many of the direct effects of the new regulatory regime may not be felt until the

2008 financial year, Telecom will seek to proactively reset its strategies to reposition itself for the new environment. These strategies will directly impact capital and operating plans in 2007.

The ultimate financial impact of the new package of regulation proposed by the New Zealand Government is uncertain, as a significant portion of the impact is dependent on the pricing decisions and terms of access to regulated services that are yet to be clarified. Once regulatory settings are clarified, Telecom expects further pressure on revenues and margins as a result of increased competition. The requirement for LLU and naked DSL is likely to lead to some loss of market share in access, calling and broadband, which would negatively impact these revenue lines. Proposals for mobile regulation may also result in intensified competition in the mobile market, negatively impacting mobile revenues and margins.

In light of the various market and industry pressures that Telecom is facing, particularly regulation, competition and technology, Telecom’s operating earnings would be expected to decline steadily over the next five years without a change in strategies. In response to this, Telecom is in the process of developing the NGT programme, which aims to reduce costs and increase capital efficiency through simplification of Telecom’s product set; its approach to marketing, sales and customer service; its network infrastructure, and its internal organisational structure. Telecom currently expects to have the majority of customers on NGT offers by December 2015.

Financial results for Telecom’s New Zealand operations in 2006 reflected the ongoing change in revenue mix being experienced by Telecom, with decreasing revenues from higher margin traditional fixed line telephony services, offset by increasing revenues from other products and services, particularly mobile, broadband and IT services. These newer revenues generally yield lower margins than traditional fixed line services.

Traditional fixed line revenues are being eroded as a result of pressure on both prices and volumes owing to increased competition and regulatory activity coupled with product substitution, as mobile, email and internet are increasingly being used by customers as substitutes for fixed line calling.

Telecom’s drive into areas of growth is leading to increased operating costs as Telecom invests in retaining, migrating and acquiring customers for new services, particularly mobile and broadband.

Telecom has also recently launched a scoping study of its New Zealand directories business (Yellow Pages Group), which will consider options for this business including the possibility of full or partial sale. If a sale of this business were to eventuate, this would impact Telecom’s future financial results through the removal of a high margin revenue stream (in 2006 directories revenue was $248 million), although any sale would therefore be expected to generate significant sale proceeds.

Within Telecom’s Australian operations, several significant negative trends have emerged that have resulted in a substantial downturn in reported financial results. Retail prices continue to decline across all products, while wholesale prices have risen sharply following revisions to key supplier arrangements. This has resulted in a substantial decline in margins. These negative trends have been exacerbated by a deferral of project expenditure by Telecom’s enterprise customers. As a result of the revisions to key supplier arrangements, AAPT is currently managing a number of disputes with Telstra, its competitor and principal supplier of wholesale services. Final resolution of the disputes could have a further adverse impact on ongoing earnings. These factors have resulted in a substantial decline in the fair value of Telecom’s Australian operations and, accordingly, impairment charges totalling $1,301 million were recognised in 2006. Following these impairment charges, Telecom’s Australian operations had a remaining carrying value of A$270 million at 30 June 2006.

Pressure on the earnings of Australian operations is expected to continue in 2007. Wholesale arrangements with Telstra remain unresolved and retail price erosion is expected to continue due to competitive pressures. Telecom is continuing to invest significant capital expenditure in Australia as part of a programme to redesign the business model aimed at restoring the profitability of Telecom’s Australian operations (forecast capital expenditure for Australian operations for 2007 is NZ$145 million, an increase on capital expenditure of NZ$131 million in 2006). If this programme is unsuccessful it is possible that further impairment write-downs in respect of Telecom’s Australian operations will occur.

Despite this, operating cash flows have remained robust through the two year period and following a sustained period of debt reduction, Telecom was able to increase its dividend distributions in 2006 while still maintaining a stable level of debt.

In the short term, Telecom expects:

•	the shift in revenue mix from traditional fixed line products to products such as mobile, broadband and solutions will continue, potentially exacerbated by changes in the regulatory environment, with resulting continued contraction in margins;

•	operating costs will continue to be negatively impacted by growth in marketing, acquisition and service provisioning costs resulting from targeted growth in the broadband customer base;

•	the rate of growth in the mobile subscriber base will slow as mobile penetration approaches 100%. Mobile revenues are also likely to be impacted by pending regulatory reviews;

•	as a result of the above factors, operating earnings for Telecom’s New Zealand operations are expected to moderately decline in 2007;

•	competitive conditions in Australian operations are expected to remain challenging and, accordingly, Telecom does not expect an improvement in operating results for Australian operations in 2007 (excluding the impact of depreciation and amortisation);

•	depreciation and amortisation expense for 2007 will decrease significantly as a result of the write-down of Australian operations in 2006;

•	increased capital expenditure reflecting upward pressure as a result of the multi-year transition to the NGN and other growth initiatives in both New Zealand and Australia; and

•	the decline in interest expense that previously resulted from declining debt levels during a period of debt reduction will cease in light of debt levels that are now stable, and are expected to remain so.

PRINCIPAL FACTORS IMPACTING TELECOM’S RESULTS AND KEY TRENDS

The principal external factors that have impacted Telecom’s result of operations in the two-year period are set out below. In response to these factors, Telecom is in the process of developing the NGT programme to enable the organisation to better service its customers and continue to generate satisfactory financial results in the new environment in which it operates. NGT and its potential impact on Telecom’s future financial results are discussed at the end of this section.

Increasing Regulation

The regulatory environment has had a significant bearing on Telecom’s results, particularly within its New Zealand operations. The impact of regulation on Telecom’s results will increase substantially with the comprehensive set of changes to industry regulation embodied in the Telecommunications Bill, which is currently before Parliament. Much of the extent of the impact will depend upon key pricing and service requirements, which are not yet known, though the overall impact on Telecom’s future financial results is expected to be negative. In the interim, however, Telecom will seek to proactively revise its strategies to prepare for the new environment. Specifically, Telecom intends to:

•	increase the level of investment and service offerings designed to attract high value customers to integrated service packages;

•	further address the efficiency of current business processes; and

•	accelerate the introduction of the NGT business model. This model is a longer-term programme designed to fundamentally reduce the operating cost structure of the future business by greatly simplifying consumer and business offers and the construction of a next generation access network with related enhancements in service, provisioning, and product development capability. This is discussed further at the end of this section.

Telecom also proposes to implement a form of operational separation as a response to the new regulatory environment. The proposed model would operationally separate Telecom Wholesale from the retail business units, and reinforce the separation with legally binding undertakings, independent and auditable oversight, and other structural changes designed to support non-discriminatory treatment of competitors. As part of its package of regulatory change, the New Zealand Government is currently considering operational separation options. It is possible that the Government could determine that a more onerous form of separation than that proposed voluntarily by Telecom, even structural separation, should be mandated. This could impose additional costs on Telecom’s operations and impair its competitive position. For further information on this see “Item 3 - Risk Factors” and “Item 4 - Market Overview - New Zealand Regulation”.

Competitive Environment

Within its New Zealand operations, Telecom is subject to competition from subsidiaries of large foreign corporations (principally TelstraClear in the fixed line market and Vodafone in the mobile market) as well as a number of smaller local competitors. As the incumbent in the market, Telecom has traditionally had a large share of the markets in which it operates. Since deregulation of the telecommunications industry in New Zealand, competition has intensified, eroding Telecom’s market share. Competition has remained strong throughout the two-year period, putting downward pressure on service pricing across all sectors of the market and increasing the cost of acquiring and retaining customers.

As a result of the package of regulatory changes currently being developed by the New Zealand Government, competition in the New Zealand market is expected to increase. Competitors will have increased access to Telecom’s fixed line network and will be able to offer products such as naked DSL that will potentially sever or significantly curtail Telecom’s fixed line access relationship with existing customers. Increased competition in mobile services may also result from governmental reviews of this market.

Within its Australian operations, Telecom has a very small share of the overall telecommunications market. Competition from larger competitors has restricted Telecom’s ability to acquire new customers, particularly in the corporate and large business sector, and has also put significant downwards pressure on prices.

Technological Change and Product Substitution

The evolution of communications technology is an ongoing trend. This is resulting in changing customer behaviour and giving rise to new competitive challenges. Traditional fixed line telecommunications services are increasingly being replaced by new IP-based technologies, which provide cost advantages and the ability to offer new value-added services. The level of acceptance and demand for new value-added services (and the resulting pricing models) are, however, still subject to uncertainty. There is also an increasing substitution from fixed line to mobile services, given the greater flexibility that mobile communications offers users.

These trends are significantly impacting revenue growth rates for different products, and the capital expenditure decisions that operators must make to address the shifts in the market. These capital expenditure decisions are long-term in nature and uncertainties and opportunities exist during the transition to this new business model. Operators must balance the pursuit of new technologies and operating models with the need to maximise returns from existing infrastructure.

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

Movements in the NZ dollar/Australian dollar exchange rate also affect NZ dollar results reported by Telecom’s Australian operations.

These factors have driven the key trends discussed below in Telecom’s results of operations, liquidity and capital resources during the two-year period.

Changing Mix of Operating Revenues

As a result of the factors outlined above, Telecom continues to experience a shift in its business from traditional fixed line calling products to wireless and broadband products, and IT services. As newer revenue streams are generally lower margin than the traditional fixed line revenue streams they are replacing, overall gross margin percentages are contracting.

Traditional fixed line services still remain the core of Telecom’s operations, however, the proportion of Telecom’s total revenues represented by these services is falling owing to the impact that competition, product substitution and regulation is having on these revenue lines. In 2001, local service, calling and resale revenues made up 57.6% of Telecom’s total revenues. In 2006, this had reduced to 48.8%. Local service revenues have limited potential for significant further growth given Telecom’s already leading market share and the impact Telecom expects that competitive pressure and regulatory activity will have on prices and market share. Calling revenues have declined in 2006 as competition has impacted prices and market share, and substitution for products such as email, broadband and mobile has impacted volumes. Telecom expects these trends to continue for the foreseeable future.

Given the constraints on growth in Telecom’s traditional calling business, Telecom has sought to grow its revenues in other areas, particularly mobile and broadband, as well as expanding its operations into the IT services sector.

Telecom has grown its New Zealand mobile revenues in 2006 (up 9.6% in 2006), much of which was attributable to growth in its customer base (with total connections growing 6.4% in 2006 despite a substantial decline in the TDMA base as this network approaches its close down date). Market penetration of mobile connections is trending towards 100% and the rate of penetration growth is expected to slow in the near to medium term. Future mobile data revenue growth is expected to be driven more by applications and content than by text messaging (which is currently the most significant driver). Future mobile voice revenues will be driven by share of connections and rate of substitution from fixed line services. As an integrated operator, Telecom also has a focus on the convergence of fixed and mobile services, which is expected to gain momentum in future periods. New converged product offerings were released into the market in the current financial year.

Telecom has also increased its New Zealand broadband and internet revenues in 2006 (up 17.9%), principally as a result of growth in broadband revenues from Telecom’s ADSL services. At 30 June 2006, Telecom had 435,000 broadband connections, of which 279,000 were consumer connections. Telecom views consumer broadband as a significant growth opportunity as well as being key to maintaining Telecom’s position in fixed line access and calling markets, as there is a propensity for customers to use the same carrier for local and national calling as the provider of their broadband connection. The introduction of LLU and naked DSL could threaten Telecom’s fixed line access relationship with customers and could accelerate the rate of decline in traditional telephony services such as calling, see “Item 3 – Risk Factors” and “Item 4 – Market Overview - New Zealand Regulation”.

Accordingly, Telecom is targeting substantial growth in its retail consumer broadband customer base and has set itself the new target of achieving 500,000 retail broadband connections by 30 June 2007. To achieve this target, marketing, customer acquisition and provisioning activities will be required that are likely to increase operating costs in the year ended 30 June 2007.

Partly offsetting the growth in broadband revenue, New Zealand internet revenue (which is primarily sourced from dial-up internet access) is declining at an increasingly rapid rate (falling by 23.1% in 2006). This is the result of migration of the dial-up customer base to broadband. Telecom expects this decline in internet revenue to continue.

Telecom’s IT services business continues to grow following the successful integration of the acquired Gen-i and Computerland businesses with Telecom’s existing IT services business under the Gen-i brand. In 2006, Telecom has seen an improved contribution from the merged Gen-i business as a result of the benefits of integration. Telecom currently believes that the IT services market has the potential to grow faster than the traditional telecommunications market and accordingly sees this segment as a potential source of future growth for the Telecom Group.

Deterioration in operating performance of Telecom’s Australian operations, resulting in substantial write-downs

Telecom first acquired a controlling stake in AAPT in November 1999. During the initial period of ownership, AAPT pursued a full service model principally based on price-differentiation, and its revenues grew rapidly. Much of this revenue was, however, at very low margins. In 2002, Telecom wrote-down the carrying value of AAPT by $850 million, an impairment reflecting negative industry and economic trends impacting AAPT’s operations and a reduction in expected future growth rates compared to those expected when the investment was first undertaken.

Following the 2002 write-down, Telecom sought to refocus AAPT’s business model, moving away from a full-service model to concentrate on those market segments where AAPT believed it could provide compelling customer offers while achieving satisfactory margin. At the same time Telecom focused on improving AAPT’s cost structure, particularly intercarrier costs, which make up the majority of AAPT’s total operating expenses.

However, the competitive position of Telecom’s Australian operations substantially worsened in 2006, principally as a result of the following three factors:

•	a significant tightening of wholesale prices and terms with Telstra (the principal supplier to Telecom’s Australian operations);

•	continued downward pressure on retail prices as a result of further competition in this market; and

•	the deferral of major project expenditure by key corporate customers.

Several substantial contracts with large corporate and Government customers were also lost to competitors during 2005 and 2006. The combined impact of these factors was a rapid deterioration in AAPT’s financial performance. Telecom’s Australian operations recorded a loss from operations of NZ$85 million in 2006, compared to a profit of NZ$3 million in 2005. As well as negatively impacting current year performance, these trends lowered near and medium term expectations for the future prospects of this business. As a result, further impairment charges totalling NZ$1,301 million were recognised in 2006 to reflect the decline in value of Telecom’s Australian operations. This resulted in all goodwill resulting from the purchase of AAPT being written off, as well as a substantial reduction in the value of other non-current assets.

As the negative trends outlined above show no sign of dissipating, Telecom does not expect an improvement in the operating results of its Australian operations in 2007 (excluding the impact of reduced depreciation and amortisation expense following the write-downs in 2006).

In order to attempt to improve the financial results of its Australian operations in the longer term, Telecom is redesigning the Australian business and investing in new sales, customer service and operating support capabilities. This has resulted in an increase in the amount of capital expenditure allocated to Australian operations. Forecast capital expenditure for Telecom’s Australian operations for 2007 is NZ$145 million, an increase over 2006 capital expenditure of NZ$131 million (which was in turn higher than 2005). In the event that this organisational redesign process is not successfully implemented, the potential for further impairment write-downs exists, see “Item 3 – Risk Factors”.

Technological Developments

Technology also has a fundamental impact on Telecom’s business and the results that it generates. The core of Telecom’s revenues has traditionally been generated by its fixed line PSTN network.

Implementation of an IP-based NGN over several years should enable Telecom to introduce new IP-based products and services to its customers more quickly than was previously possible. Telecom anticipates that the NGN will help manage operating costs by reducing the costs of provisioning, delivery and network support. If, however, existing legacy systems cannot be decommissioned when the new NGN platform is completed, these operating cost savings may not be achieved as Telecom would bear the additional cost of supporting multiple platforms, see “Item 3 – Risk Factors”.

Technological developments are also having a significant impact in Telecom’s New Zealand mobile operations. Telecom currently operates both CDMA and TDMA mobile networks in New Zealand. The TDMA network has been superseded by the more advanced CDMA technology and the carrying value of the network has been written down to zero in prior years. The TDMA network is scheduled for closure in March 2007.

Telecom continues to develop its CDMA network and during 2006 expanded the coverage of the EV-DO upgrade beyond metropolitan areas to cover main towns and cities outside the major metropolitan centres. The EV-DO upgrade enables Telecom to deliver 3G mobile data services. In 2007, Telecom plans to further upgrade its CDMA network to the EV-DO Rev A standard, which enables even greater data transmission speeds to be achieved. This will create the potential for delivering higher bandwidth mobile applications creating further growth in mobile data revenues. In operating a CDMA mobile network, however, Telecom is dependent on Telstra to provide roaming services for its customers in Australia. Telstra has announced that it intends to close its CDMA network. If this network is closed down in accordance with Telstra’s stated intentions, this will necessitate the consideration of alternative options which could impose additional capital and operating expenditure costs on Telecom, see “Item 3 – Risk Factors”.

Implementation of NGT

In the absence of a major strategic change to its business model, Telecom expects that its operating earnings will decline over the next five years as a result of regulatory, competitive and technology pressures and the impact that this is having on Telecom’s traditional high-margin telecommunications business. While Telecom is pursuing strategies to mitigate the decline in the core tele-communications business (principally through aggressive promotion of products and bundled offers that deepen Telecom’s relationship with its customers and hence reduce the threat of loss of the fixed-line access relationship), it believes that the most likely way to deliver improved financial results is for it to implement a lower cost, more efficient business model.

As a result, Telecom is developing the NGT programme, which aims to create a significantly simpler, and therefore lower cost, operating model. The key components of this programme are:

•	A substantial reduction in the number of products offered by Telecom

Telecom has historically operated a highly customised approach to product development. Within the business market, products have been extensively tailored to individual customer needs resulting in a proliferation of discrete products. Within the consumer and business markets, a large number of plans and options have been created to address particular niches or for individual promotion or managed customer requirements. The complexity created by delivering such a large product set drives costs in provisioning, billing and supporting this wide range of products, and significantly increases the time required for Telecom to take new services to market and to build and implement new information systems.

As part of NGT, Telecom is aiming to develop a much narrower, more standardised set of products for its consumer and small and medium enterprise business customers. If successfully implemented, this will result in a substantial reduction in the number of products offered by Telecom and, therefore, has the potential to lead to meaningful reductions in the costs of provisioning and supporting these products.

•	Simpler pricing structures

In line with the reduced product set, Telecom also aims to move to a simpler pricing model. Greater use of subscription based billing (where customers pay a fixed monthly fee to receive a set bundle of services, regardless of the level of usage) is likely to be made. Setting the price level for these bundles will involve a trade-off between driving uptake of bundled services and the impact on existing usage-based revenues. A simplified pricing structure will have the potential to reduce complexity and, therefore, costs associated with billing operations.

•	Developing lower cost marketing, sales and service approaches to support the new products

NGT aims to make increasing use of online channels for marketing, sales and customer service. The objective is to enable customers to order products online, with automated fulfilment of orders and customer self-provisioning. Billing and bill analysis will also be provided online. Given the lack of human intervention required for each of these activities, successful implementation of this aspect of NGT has the potential to result in substantial savings in personnel and related costs associated with each of these activities. Realisation of these cost savings will be dependent on transitioning a substantial proportion of Telecom’s customer base onto these services.

•	Replace legacy network platforms with the NGN to deliver NGT services across an IP network

Telecom currently employs multiple discrete network platforms to deliver its existing products. It is currently part way through a multi-year programme to deliver the NGN. The goal of the NGN project is to create a single integrated IP based network to replace Telecom’s multiple legacy platforms.

Implementation of the NGN has the potential to reduce operating costs through simplification. By reducing the number of platforms that Telecom needs to support, network maintenance and development costs will potentially reduce. Achieving cost reductions will be dependent on Telecom’s ability to successfully shift customers off legacy platforms and close these down. Implementing the NGN will also potentially enable Telecom to expand its revenue base through the delivery of new IP based services.

•	Optimising capital expenditure

A significant focus of NGT will be on attempting to ensure that Telecom obtains the maximum benefit from each dollar of capital expenditure. This will involve making trade-offs between competing capital projects in order to ensure that capital funds are applied to the highest return projects and seeking to keep expenditure on legacy systems to the minimum.

•	Redesigning the internal organisational structure

In line with the changes being made to Telecom’s business model as part of NGT, the internal organisational structure is being redesigned in order to make it easier for Telecom to deliver NGT. Currently Telecom’s management structure is being redesigned to create a flatter hierarchy. This will result in a reduction in the number of management positions within the group, which will lead to savings in personnel costs in future years. Once the management restructure in complete, the remainder of the organisation will be redesigned to align with NGT. Further reductions in total staff numbers are currently expected as a result of this process.

Other than the NGN implementation, which predates NGT and hence for which detailed plans are already in existence, the NGT initiatives have currently only been defined at a broad level. Telecom is currently in the process of formulating the detailed planning and decision work required to implement NGT at an operational level. It is currently expected that the majority of Telecom’s customers will be on NGT offers by December 2015.

CRITICAL ACCOUNTING POLICIES

Adoption of IFRS

Telecom commenced reporting under NZ IFRS in the financial year ended 30 June 2006. In complying with NZ IFRS, Telecom is also in compliance with IFRS as issued by the International Accounting Standards Board.

The transition of Telecom’s financial statements to NZ IFRS has been carried out in accordance with NZ IFRS 1 “First Time Adoption of New Zealand Equivalents to International Financial Reporting Standards”. The transition date was deemed to be 1 July 2004, being the start of the comparative period for the year ended 30 June 2006.

Normally accounting changes of this nature would require full retrospective application, however, NZ IFRS 1 provides certain optional and mandatory exemptions to full retrospective application. Telecom has applied the following key exemptions in accordance with NZ IFRS 1:

•	business combinations – business combinations occurring prior to the transition date have not been restated on an NZ IFRS basis;

•	share based payments – no expense has been recognised in respect of share based compensation instruments that had vested prior to 1 July 2004;

•	financial instruments – NZ IAS 32 “Financial Instruments: Disclosure and Presentation” and NZ IAS 39 “Financial Instruments: Recognition and Measurement” have been applied from 1 July 2005. Prior year comparatives are presented in accordance with previous NZ GAAP.

•	translation differences – The balance of the foreign currency translation reserve, representing all cumulative translation differences that have arisen on the translation of foreign entities, was reset to zero on 1 July 2004; and

•	compound financial instruments – the equity and liability elements of compound financial instruments have not been restated separately where the liability element was extinguished prior to 1 July 2005.

The impact of restatement under NZ IFRS on Telecom’s opening balance sheet and 2005 results is disclosed in Note 38.

Other Critical Accounting Policies

As set out above, Telecom’s consolidated financial statements are prepared in accordance with NZ IFRS. Telecom’s significant accounting policies are set out in Note 1. Preparing these financial statements requires management to make estimates and judgments that affect reported amounts and disclosures in the financial statements. These estimates and judgments are based on historical experience and other factors that management considers relevant in the circumstances. Of the significant accounting estimates and judgments made by Telecom, management considers that the following are the most critical. Where the accounting policy is significantly different under US GAAP, the US GAAP policy is also described.

Valuation of goodwill

Goodwill arising from the acquisition of a business or shares in subsidiaries is not amortised for either NZ IFRS or US GAAP purposes, but instead is subject to an impairment test at least annually (or more frequently if circumstances indicate that an impairment may have occurred). The initial determination of goodwill is dependent on the allocation of the purchase price to the assets and liabilities acquired. This allocation is based on management’s judgment of the fair value of those assets and liabilities acquired.

The balance of goodwill is reviewed periodically and to the extent that it is no longer probable of being recovered from the future economic benefits of the investment (based on discounted expected cash flows), it is recognised immediately as an expense. Performing this assessment requires management to estimate the future economic benefits that it expects to derive from the investment. This generally requires management to estimate future cash flows to be generated by the investment, which entails making judgments including the expected rate of growth of revenues, expected margins to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows. The resulting valuation of goodwill is sensitive to changes in any of these assumptions. Under US GAAP, goodwill is reviewed at least annually for impairment. An indication of impairment exists when the carrying value of the reporting unit in which the goodwill resides exceeds its estimated fair value. An impairment charge is recognised to the extent the carrying value of the goodwill exceeds its implied fair value.

During 2006, a goodwill impairment charge totalling NZ$834 million pertaining to AAPT was recognised as a result of a significant downwards revision in the assessment of the value of Telecom’s Australian operations. Under US GAAP this goodwill impairment charge was NZ$952 million. As a result of this impairment charge, all goodwill relating to AAPT has now been written off. Remaining goodwill of $105 million at 30 June 2006 largely arose on the purchase of Gen-i and Computerland in 2005. Management considers the carrying value of the remaining goodwill to be recoverable.

Valuation of investments

Telecom holds long-term investments that comprise minority shareholdings in unlisted companies. Equity investments where Telecom does not have significant influence are required by NZ IFRS to be recognised at fair value unless it is not possible to determine fair value with sufficient reliability.

Telecom’s long-term investments of $520 million at 30 June 2006 consist entirely of investments in privately held entities. The main item within this balance is Telecom’s A$400 million investment in Hutchison 3G Australia. The stake in Hutchison 3G Australia is particularly difficult to value given the fact that this business is still in a relatively early stage in its life cycle and is embarking on a period of rapid growth as the business attempts to achieve the scale required to generate a satisfactory return on its equity in the long run. The value of this entity arises from future cash flows that are highly uncertain.

Given that there is no objective measure of fair value for this privately held investment and that a wide range of estimates of fair value exist due to the level of uncertainty surrounding Hutchison 3G Australia’s future cash flows, management considers that it is not possible to obtain a reliable measure of fair value and hence carries this investment at cost in the balance sheet. Notwithstanding this, Telecom is still required to periodically assess whether there has been any impairment in Telecom’s investments.

In assessing whether there has been an impairment, consideration is given to the financial performance of the investee and other factors that impact on management’s expectation of recovering the value of the investment. This assessment also requires management to make judgments about the expected future performance and cash flows of the investee, and an appropriate discount rate, in order to determine the fair value of investments based on discounted expected cash flows of investees. This is a difficult exercise to perform in relation to Hutchison 3G Australia for the precise reasons set out above as to why the investment is carried at cost. Nonetheless, taking into account the evidence available at 30 June 2006, management currently consider the carrying value of Telecom’s investment in Hutchison 3G Australia to be recoverable.

Accounting for property, plant and equipment and finite-lived intangible assets

Telecom has a significant investment in long-lived property, plant and equipment assets, principally telecommunications plant and equipment and other IT assets. Telecom also has substantial investments in finite-lived intangible assets, principally software and international cable capacity. At 30 June 2006, the net book value of Telecom’s property, plant and equipment and finite-lived intangible assets was $4,025 million, representing 64.9% of Telecom’s total assets.

These assets are initially recorded at cost, which comprises costs directly attributable to bringing the item to working condition for its intended use, including capitalised interest. Judgments must therefore be made about whether costs incurred relate to bringing an item of property, plant and equipment or an intangible asset to working condition for its intended use and therefore are appropriate for capitalisation as part of the cost of the asset or whether they should be expensed as incurred. Where assets are internally constructed, this will also entail assigning an appropriate amount of overhead costs to construction activities. As there is no direct causal link between construction activities and overheads, allocation models are necessary to apply overheads to capital projects. These models are based on analysis of costs incurred in prior years, updated to reflect changes in work patterns where necessary.

For internally constructed assets capitalisation only occurs where it is considered there is sufficient probability that the project will successfully generate an asset to be used in future operations. In capitalising costs, judgments must, therefore, be made about the likelihood of project success. Such judgments can be difficult where the project involves the application of unproven technology.

Once cost of the asset has been determined, this value, less any expected salvage value, is then depreciated or amortised over the asset’s expected useful life. The determination of the appropriate useful life for a particular asset requires management to make judgments about, among other factors, the expected period of service potential of the asset, the likelihood of the asset becoming obsolete as a result of technological advances, and the likelihood of Telecom ceasing to use the asset in its business operations.

Telecom periodically reviews the useful lives and salvage values of its property, plant and equipment and finite-lived intangible assets to ensure that these remain appropriate. Remaining asset lives and salvage values are adjusted where necessary to reflect changes in conditions since the asset was brought into service. Adjustments to asset useful lives and salvage values could have a material impact on depreciation and amortisation expense given the significant carrying value of property, plant and equipment and finite-lived intangible assets.

The carrying values of Telecom’s property, plant and equipment and finite-lived intangibles are also periodically reviewed to ensure they do not exceed their recoverable amounts (the economic benefits Telecom expects to derive through the use and ultimate disposal of the relevant asset). Where the carrying value exceeds the recoverable amount, the difference is recognised immediately in earnings as an impairment charge.

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

In 2006, impairment write-downs totalling NZ$373 million were made in respect of property, plant and equipment of Telecom’s Australian operations. This reflected the fact that it was determined that the cash flows expected to be generated by the asset grouping as a whole were not sufficient to support their carrying value.

Provision for doubtful debts

Telecom maintains a provision for estimated losses expected to arise from customers being unable to make required payments. This provision takes into account known commercial factors impacting specific customer accounts, as well as the overall profile of Telecom’s debtors’ portfolio. In assessing the provision, factors such as past collection history, the age of receivable balances, the level of activity in customer accounts, as well as general macro-economic trends, are taken into account. Significant changes in these factors would likely necessitate changes in the doubtful debts provision. At present, however, Telecom considers the current level of its provision for doubtful debts to be adequate to cover expected credit losses in its accounts receivable balances. Bad debt expenses are reported as other operating expenses in the consolidated income statements.

Telecom’s doubtful debt provision for the years ended 30 June 2006 and 30 June 2005 is included in the table below:

	Telecom Group
(Dollars in millions)	Balance at beginning of period $	Charged to costs and expenses $	Balance written off against provision $	Release from provision $	Balance at end of period $
30 June 2006
Provision for doubtful debts	42	34	(37)	—	39
30 June 2005
Provision for doubtful debts	61	40	(59)	—	42

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

There are currently a number of disputes and uncertainties between AAPT and the carriers it uses. The accounting treatment adopted reflects management’s assessment of the most likely outcome for all of the key disputes. These include:

•	AAPT’s previous contract with Telstra expired on 31 December 2005. Following this date, Telstra tabled revised contractual arrangements with adverse terms and conditions to the previous contract. AAPT and Telstra continue to discuss the basis of future supply arrangements and have been unable to reach agreement to date. The latest contractual offer from Telstra has subsequently been withdrawn by Telstra;

•	in addition to the change in contractual arrangements, wholesale residential line rental prices were increased by Telstra in December 2005. This increase was the basis of a dispute lodged with the ACCC, and in April 2006 the ACCC issued a competition notice against Telstra alleging anti-competitive conduct. AAPT has accounted for the consumer line rental costs at the historic rates; and

•	there are a number of other substantive disputes with Telstra related to 1-900 charges and interconnect.

There is uncertainty around the timing and nature of the resolution of these disputes. As at 30 June 2006, approximately $28m was subject to dispute and being withheld. Management has separately estimated possible outcomes and accounted for intercarrier costs accordingly. Local call prices and local call override penalties have been accrued for based on the current Telstra agreement.

In addition, Telecom recognised a charge of $18 million within its New Zealand operations in 2006 to settle a number of long-standing commercial issues between Telecom and TelstraClear (principally involving back-dating of pricing).

Accounting for income taxes

Telecom is required to determine its income taxes in each jurisdiction in which it operates. This entails a jurisdiction-by-jurisdiction estimation of current tax exposure, as well as an assessment of the impact of temporary differences, which result from different valuation of items for accounting and tax purposes. Telecom’s principal temporary differences relate to fixed assets, provisions and accruals, and tax losses in subsidiaries.

Preparation of the annual financial statements requires management to make estimates as to, among other things, the amount of tax that will ultimately be payable, the availability of losses to be carried forward and the amount of foreign tax credits that it will receive. Actual results may differ from these estimates as a result of reassessment by management and/or taxation authorities. This may significantly impact Telecom’s financial position and results of operations.

Under US GAAP, deferred tax assets are generally recognised for all deductible temporary differences and a valuation allowance is established when management consider the likelihood of not realising the benefit of deferred tax assets is more likely than not. Further details on Telecom’s deferred tax assets, valuation allowances and deferred tax liabilities under US GAAP are disclosed in Note 37.

Additional Critical Accounting Policy Under US GAAP

In Note 37, Telecom presents a reconciliation of a number of its NZ IFRS measures to those that would be reported under US GAAP. In addition to the critical accounting policies applicable in determining certain of the NZ GAAP financial measures, the following critical accounting policy is solely applicable to the determination of certain financial measures under US GAAP.

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

As a result of the application of FIN 46R for US GAAP purposes in 2004, Telecom determined that Southern Cross was a VIE subject to the rules of FIN 46R and that Telecom was also the primary beneficiary of Southern Cross as a result of providing contingent credit support to Southern Cross in addition to holding 50% of Southern Cross’ equity and subordinated debt. This required the consolidation of Southern Cross by Telecom for the purposes of presenting certain financial measures under US GAAP, resulting in a substantial reduction in shareholders’ equity in accordance with US GAAP.

At 31 March 2006, Telecom determined that it was no longer the primary beneficiary of Southern Cross as a result of the elimination of certain variable interests previously held by Telecom consisting of contingent credit support obligations (which ceased upon the repayment by Southern Cross of all its senior bank debt). Accordingly, Telecom ceased to consolidate Southern Cross for US GAAP purposes from this date, resulting in an increase in 2006 net earnings and shareholders’ equity in accordance with US GAAP of $526 million.

Impact of Recently Issued Accounting Standards

United States

In June 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS 154 “Accounting Changes and Error Corrections - a Replacement of APB 20 and SFAS 3”. This statement changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognised by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. This standard will be effective for Telecom for the year ending 30 June 2007. The impact of this standard on Telecom’s financial statements will depend on the extent to which Telecom effects changes in accounting principle in the future.

In June 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes - an interpretation of SFAS 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation will be effective for Telecom for the year ending 30 June 2008, although early adoption of the provisions of the standard is allowable. Management is currently evaluating the impact FIN 48 will have on Telecom.

NZ IFRS

In August 2005, the International Accounting Standards Board (“IASB”) issued IAS 7 “Financial Instruments: Disclosures”. The New Zealand equivalent to this standard, NZ IFRS 7, was issued by the New Zealand Financial Reporting Standards Board in November 2005. It replaces NZ IAS 30 “Disclosures in the Financial Statements of Banks and Similar Financial Institutions” and some of the requirements of NZ IAS 32 “Financial Instruments: Disclosure and Presentation”. NZ IFRS 7 requires companies to disclose information about the significance of financial instruments and the nature and extent of risks arising from financial instruments. It will be effective for Telecom for the year ending 30 June 2008. As this standard solely addresses disclosure and most of its requirements relevant to Telecom are embodied in existing standards, management do not believe that application of NZ IFRS 7 will have a significant impact on Telecom.

In April, June and August 2005 the IASB issued three amendments to IAS 39 “Financial Instruments: Recognition and Measurement”. These amendments address cash flow hedges of forecast intragroup transactions, the fair value option and financial guarantee contracts. These amendments will be effective for Telecom for the financial year ending 30 June 2007. Management is currently evaluating the impact that these amendments will have on Telecom.

US GAAP reconciliation

The consolidated financial statements are prepared in accordance with NZ IFRS, which differ in certain significant respects from US GAAP. These differences, and the effect of the adjustments necessary to present certain financial measures in accordance with US GAAP, are detailed in Note 37.

Impact of differences between NZ IFRS and US GAAP

As a result of the differences between NZ IFRS and US GAAP, Telecom’s US GAAP net losses for the year ended 30 June 2006 were smaller than its NZ IFRS net loss by $374 million (86.0%). For the year ended 30 June 2005, US GAAP net earnings were greater than its NZ IFRS net earnings by NZ$11 million (1.1%).

US GAAP net losses for the year ended 30 June 2006 were smaller than NZ IFRS net losses principally owing to a gain of $526 million arising on the deconsolidation of Southern Cross. As explained in the heading “Other Critical Accounting Policies” above, Southern Cross ceased to be consolidated for US GAAP purposes at 31 March 2006. Southern Cross had a substantial deficit in equity, which reduced Telecom’s reported equity in accordance with US GAAP upon consolidation. Following deconsolidation, Southern Cross is accounted for using the equity method with the investment recorded at a carrying value of zero. The investment is not recorded at an amount below zero because Telecom has not guaranteed the obligations of Southern Cross or otherwise committed to provide future financial support. Accordingly, a gain of $526 million arose on deconsolidation of Southern Cross reflecting the deficit in Southern Cross’ equity at 31 March 2006.

Partly offsetting this were charges of $128 million on the revaluation of derivative financial instruments and $118 million in relation to the impairment write-down of Telecom’s Australian operations. Hedge accounting is applied to derivative financial instruments for NZ IFRS purposes, with changes in valuation being recorded in equity. Hedge accounting is not applied for US GAAP purposes and accordingly changes in valuation are recorded in earnings. This resulted in a charge to US GAAP earnings in respect of derivative financial instruments. The charge in relation to the impairment writedown resulted from the fact that the carrying value of Telecom’s Australian operations under US GAAP was higher than the carrying value under NZ IFRS due to the earlier cessation of amortisation of goodwill.

US GAAP net earnings for the year ended 30 June 2005 were greater than NZ IFRS net earnings principally owing to an unrealised gain of $38 million of the revaluation of derivative financial instruments. This gain was partly offset by losses of $21 million recorded by Southern cross that were consolidated by Telecom for US GAAP purposes in accordance with FIN 46R.

CONSOLIDATED RESULTS OF OPERATIONS

Reported results under NZ IFRS are summarised in the table below.

	Year ended 30 June
	2006 $m	2005 $m	2006/2005 % change
Operating revenues	5,755	5,650	1.9
Other gains	60	154	(61.0)

Total operating revenues and gains	5,815	5,804	0.2
Operating expenses	(3,558)	(3,402)	4.6
Asset impairments and other expenses	(1,335)	(59)	NM1
Depreciation and amortisation	(705)	(698)	1.0

Total expenses	(5,598)	(4,159)	34.6

Earnings before interest and tax	217	1,645	(86.8)
Net interest expense	(254)	(289)	(12.1)

(Loss)/earnings before tax	(37)	1,356	(102.7)
Tax expense	(394)	(386)	2.1
Minority interest	(4)	(3)	33.3

Net (loss)/earnings	(435)	967	(145.0)

[1]	Not meaningful

Components of earnings are analysed in further detail below.

Reported NZ dollar results from Telecom’s Australian operations have been impacted by movements in exchange rates. The average NZD:AUD exchange rates for 2006 and 2005 are shown in the table below.

	Year ended 30 June
	2006	2005	2006/2005 % change
Average NZD:AUD exchange rate	0.8949	0.9247	(3.2)

The average exchange rate for 2006 was 3.2% lower than the average exchange rate for 2005, resulting in an equivalent increase in reported NZD revenues, expenses and earnings for Australian operations. In order to remove the impact of exchange rates from the following analysis, both NZ dollar reported results and underlying Australian dollar results are included in the tables below, with discussion and analysis based on the underlying Australian dollar results.

Telecom Group Revenues

The following discussion analyses revenues for the major categories of products and services. Factors impacting Telecom’s New Zealand operations differ from those impacting Telecom’s Australian operations as a result of the different stages of maturity, competitive positions and scope of operations of the respective businesses and the differing characteristics of the markets in which they operate. Accordingly, revenues from New Zealand and Australian operations are generally analysed separately in the discussion below.

Revenues from Telecom’s traditional calling business have declined during the two year period owing to competitive pressures and the impact of product substitution. This continues a trend evident in recent financial years. Telecom has sought to offset this by expanding its revenues from newer communications technologies (particularly mobile and broadband) and expanding its scope of operations into areas such as IT solutions. These growth areas generally offer lower margins than the traditional fixed line telephony business. Telecom expects competition and substitution to continue to impact its calling revenues, which may be exacerbated by proposed changes to the regulatory environment.

A breakdown of reported Telecom Group revenues is provided in the table below.

	Year ended 30 June
Group Revenues	2006 $m	2005 $m	2006/2005 % change
Local service	1,081	1,101	(1.8)
Calling
National	905	980	(7.7)
International	442	415	6.5
Other	46	48	(4.2)

Total calling	1,393	1,443	(3.5)
Interconnection	204	206	(1.0)
Mobile	869	835	4.1
Data	602	602	—
Broadband and internet	448	376	19.1
IT Services	346	308	12.3
Other operating revenues
Resale	363	337	7.7
Directories	248	230	7.8
Equipment	55	69	(20.3)
Miscellaneous other	146	136	7.4
Dividends from investments	—	7	(100.0)

Total other operating revenues	812	779	4.2

Total operating revenues	5,755	5,650	1.9
Other gains	60	154	(61.0)
Total revenues and gains	5,815	5,804	0.2

Significant line items are analysed in further detail below.

Local service

Local service revenue is principally generated in New Zealand. It primarily represents fixed monthly access charges. Under the terms of the TSO, Telecom is required to provide free local calling to consumer customers while maintaining the cost (on an inflation adjusted basis) of standard consumer line rental at or below the amount charged when Telecom was privatised in 1993. Telecom also derives a lesser amount of local service revenue from business local calls, Centrex and VPN local calls and local calls by those consumer customers who elect the low rental, charged calling option instead of flat rate access.

Since November 2004, Telecom has been required to provide local service products on a wholesale basis to other carriers for resale to their consumer customers (business wholesale access has been available for several years). This has so far led to a very small reduction in Telecom’s retail market share for local service. The introduction of LLU and naked DSL may result in a more significant loss of market share in local service as a result of customers shifting their local service connection to other providers (LLU) or ceasing to have a fixed line connection and instead using mobile or VoIP services for voice calling (naked DSL). Similarly, the likely introduction of such service by Vodafone using its existing mobile network may result in a loss of market share in local service. If Telecom does lose market share in local service, this may also negatively impact calling revenues, as customers will generally choose the same service provider for national and international calling as they do for local service.

Telecom only generates a limited amount of local service revenue in Australia, owing to the limited number of customers who are directly connected to AAPT’s infrastructure. AAPT resells Telstra’s local service products to a large number of its consumer customers. Revenues from this activity are included as Resale revenue within Other Operating Revenues.

	Year ended 30 June
Local Service	2006	2005	2005/2006 % change
New Zealand (NZ$m)	1,049	1,063	(1.3)
Australia (NZ$m)	32	38	(15.8)

Local service revenue (NZ$m)	1,081	1,101	(1.8)
Australian revenues in local currency
Australia (A$m)	29	36	(19.4)
New Zealand access lines at year end
Residential (000s)	1,414	1,417	(0.2)
Business (000s)	303	305	(0.7)
Centrex (000s)	66	68	(2.9)

In New Zealand, local service revenue decreased by NZ$14 million (1.3%) in 2006. The decrease is primarily the result of a decline in local call revenues of NZ$12 million, due largely to businesses migrating from dial-up internet access to broadband (with a corresponding shift in revenue from local service to broadband and internet) and declining call volumes as a result of competitive pressure. Access revenues decreased by NZ$2 million, with the effect of a minor decrease in total access lines and a small shift from retail to wholesale partly offset by a small increase in service pricing in March 2006.

The increase in service pricing in New Zealand was owing to adjustments in Telecom’s service pricing reflecting inflation (as measured by the CPI). Telecom is entitled to increase consumer access prices in line with growth in the CPI under the terms of the TSO, however, increasing competitive pressure may restrict Telecom’s ability to further raise access prices in the future.

At 30 June 2006, 68,000 of Telecom’s consumer access lines and 50,000 of Telecom’s business access lines were wholesale connections. As noted above, an increase in the number of wholesale connections has the potential to negatively impact calling revenue, as well as local service revenue (as wholesale connections have lower margin than retail connections).

In Australia, local service revenue declined with a loss of volumes in the business and corporate sector, reflecting the loss of a small number of substantial customers.

National calling

National calling revenue is derived from calls from one fixed line to another fixed line outside the local free calling area, calls from a fixed line terminating on a mobile network, calls to toll free numbers (which in New Zealand have the dialling prefix 0800 and are paid for by the receiver) and operator assisted calls.

	Year ended 30 June
National Calling	2006	2005	2006/2005 % change
New Zealand (NZ$m)
National calls	193	217	(11.1)
Calls to mobile networks	294	298	(1.3)
National 0800	90	98	(8.2)
Operator services	9	10	(10.0)

	586	623	(5.9)
Australia (NZ$m)
National calls	118	140	(15.7)
Calls to mobile networks	201	217	(7.4)

	319	357	(10.6)

Total national calling revenue	905	980	(7.7)
Australian revenues in local currency
Australia (A$m)
National calls	103	136	(24.3)
Calls to mobile networks	184	193	(4.7)

	287	329	(12.8)
National calling minutes (m)
New Zealand	3,238	3,304	(2.0)
Australia	2,601	2,671	(2.6)

In New Zealand, Telecom’s calling revenue continues to decline due to lower call minutes and average prices resulting from the impacts of competition and product substitution. Competition has resulted in decreased prices with increased use of capped rates and other forms of discounting to attract and retain customers in a competitive market. Some reduction in market share has also occurred.

Product substitution has also had an impact on national calling revenue. Other communication alternatives, particularly email, internet and mobile phones, are increasingly being used by customers instead of fixed line calling. This has been a factor in declining national calling minutes in New Zealand.

Revenue from calls to mobile networks comprises a substantial portion of calling revenue. The Commerce Commission has proposed regulating the cost of terminating fixed line calls on mobile networks. This regulation has been proposed in order to lower the cost of calls to mobile networks, hence there is an expectation that lower termination rates will flow directly through into lower retail prices for calls to mobile networks. As a result, it is expected that revenues from calls to mobile networks will decline in future (with an offsetting decrease in interconnection costs for those calls terminating on competitors networks).

In Australia, the decline in revenue from both national calls and calls to mobile networks was largely the result of lower prices reflecting competitive activity in the market. Promotional activities and the use of price caps as well as growth in lower margin wholesale traffic in the business sector resulted in a decline in average price per minute. There was also some loss of volumes in national calling as a result of fixed to mobile substitution in the consumer sector and the loss of a high volume, low margin customer in the business segment.

International calling

International calling revenue for New Zealand operations comprises:

•	outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas;

•	inwards calling revenue, where calls originate on other carriers’ networks and terminate in New Zealand; and

•	transit calling revenue, where Telecom acts as an intermediary carrier of international calls originating and terminating on other carriers’ networks.

Outward revenues are principally derived from Telecom’s consumer and business customers. They are influenced by domestic demand and competition. Inwards revenues and transit revenues are derived from other international carriers. Inwards and transit revenues are principally denominated in US dollars and are significantly influenced by movements in the wholesale international telecommunications market.

Following adoption of IFRS, transit revenues are now reported gross, that is with gross payments received from originating carriers shown as revenue and payments by Telecom to terminating carriers shown as an expense (within intercarrier costs). Previously, the net of these two amounts was included within international calling revenue as transit margin. The grossing-up of transit revenues has introduced volatility into Telecom’s reported revenues and expenses, as the gross receipts and payments under transit arrangements can vary substantially based on the mix of traffic carried, while the net of transit revenue and transit intercarrier costs tends to be considerably more stable.

Australian international calling revenues are derived from outward calls originated by AAPT and TCNZA’s business and consumer customers.

	Year ended 30 June
International Calling	2006	2005	2006/2005 % change
New Zealand (NZ$m)
International outward	128	137	(6.6)
International inward	33	44	(25.0)
International transit	182	142	28.2

	343	323	6.2
Australia (NZ$m)	99	92	7.6

Total international calling revenue	442	415	6.5
Australian revenues in local currency
Australia (A$m)	89	85	4.7
International calling minutes (m)
New Zealand	4,133	3,141	31.6
Australia	877	776	13.0

Total New Zealand international calling revenue increased by NZ$20 million (6.2%) as a result of growth in transit revenues. As noted above, gross transit revenues exhibit significant volatility. In 2006, there was a shift in revenue mix from higher margin destinations to lower margin destinations. This resulted in substantial growth in volumes (reflected in the growth in total calling minutes for New Zealand of 31.6%), but was offset by a significant decrease in the average price per minute. As a result, the increase in transit revenue was exactly matched by the increased in intercarrier costs for transits.

Outward revenues declined, despite growth in outward calling minutes, due to lower average prices. The reduction in prices was largely a reflection of competitive pressures in the New Zealand market. Inward revenues declined as a result of both lower volumes and lower average prices. The reduction in average price was a result of a change in mix of calling minutes, with a reduced percentage of higher rate mobile terminating minutes.

In Australia, international calling revenues increased due to growth in wholesale volumes. This growth in wholesale was the reason for the growth in calling minutes in Australia. However, as wholesale is lower margin than retail, this resulted in lower average price per minute and hence a lesser increase in revenue.

Interconnection

Interconnection revenue arises where Telecom terminates calls originating on other carriers’ networks, be they fixed line or mobile.

	Year ended 30 June
Interconnection	2006	2005	2006/2005 % change
New Zealand (NZ$m)	162	163	(0.6)
Australia (NZ$m)	42	43	(2.3)

Interconnection revenue	204	206	(1.0)
Australian revenues in local currency
Australia (A$m)	37	40	(7.5)

New Zealand interconnection revenue was stable, reflecting an increase in the volume of text messaging offset by lower average prices.

As noted in the discussion of “National Calling” revenue above, the Commerce Commission has recommended regulating the mobile termination price for voice calls on mobile networks. If this proposed regulation is implemented the revenue that Telecom generates from interconnecting with other mobile operators would be expected to fall significantly (as would interconnection costs). Telecom is currently a net payer of mobile interconnection (i.e. mobile interconnection costs exceed mobile interconnection revenue, as Telecom sends more traffic to other carriers than it receives in return).

Australian interconnection revenues recorded a moderate decrease, consistent with the overall reduction in the revenue base of Australian operations.

Mobile

Mobile revenues are derived from access, airtime, other network services (such as mobile data) the sale of mobile equipment (such as mobile handsets and wireless laptop cards) and other mobile services such as paging. Excluding equipment sales and other miscellaneous revenue, mobile revenue is a function of the number of connections and the Average Revenue Per User (“ARPU”) that each connection generates.

In New Zealand, there has been a significant migration of the customer base from the legacy TDMA network to the more modern CDMA network. As a result, the TDMA network is scheduled for closure in March 2007.

With an increasing proportion of its customer base on the CDMA network, Telecom’s mobile data revenue (from text messaging and data services provided across mobile devices) continued to increase substantially, with an increase of NZ$60 million (54.1%) recorded in 2006. Growth was also stimulated by the continuation of monthly caps on billings for text messaging, which led to increased connection numbers and usage. Customers are currently billed no more than NZ$10 per month for up to 500 text messages (some plans offer a greater number of text messages to other Telecom subscribers also for $10 per month).

Market penetration of mobile connections is trending towards 100% and the rate of penetration growth is expected to slow in the near to medium term. Future mobile data revenue growth is expected to be driven more by applications and content than by text messaging (which is currently the most significant driver). Future mobile voice revenues will be driven by share of connections and rate of substitution from fixed line services. As an integrated operator, Telecom also has a focus on the convergence of fixed and mobile services, which is expected to gain momentum in future periods. New converged product offerings were released into the market in 2006.

In Australia, AAPT resells other carriers’ mobile services. In November 2001 AAPT signed a network services agreement with Vodafone that saw it move towards a single carrier resale relationship. In 2004 AAPT ceased marketing mobile as a standalone product. AAPT now offers mobile services solely to customers as part of a bundle of telecommunications services. In 2006 AAPT sold its prepaid customer base to CommidiTel. As a result, AAPT now only has post-paid mobile customers.

	Year ended 30 June
Mobile	2006	2005	2006/2005 % change
New Zealand (NZ$m)	774	706	9.6
Australia (NZ$m)	95	129	(26.4)

Mobile revenue (NZ$m)	869	835	4.1
Australian revenues in local currency
Australia (A$m)	86	123	(30.1)
Mobile connections at year end
New Zealand (000s)	1,703	1,601	6.4
Australia (000s)	162	158	2.5

Growth in New Zealand mobile was driven by growth in mobile data revenue, reflecting increased volume of text messaging, greater penetration of high speed mobile data services and growth in the customer base. The CDMA customer base has continued to grow strongly. CDMA customers increased from 1,123,000 at 30 June 2005 to 1,618,000 at 30 June 2006. This has, however, been partly offset by a significant decline in the TDMA customer base (down from 478,000 at 30 June 2005 to 83,000 at 30 June 2006) as a large proportion of the TDMA customer base has upgraded to CDMA or become inactive.

Customer acquisition has been pursued aggressively for much of 2006, which has seen growth in the CDMA customer base accelerate. While increasing revenues, this has had a negative impact on cost of sales owing to the commissions, subsidies and other promotional offers required to achieve connection growth.

In Australia, mobile revenues declined as a result of lower average customer numbers during the period, reduced revenue from handset sales and a shift in customer mix from stand-alone mobile customers to bundled customers. Bundled customers have displayed lower usage than stand-alone customers (hence generating lower revenues), however, they have also displayed lower churn rates.

ARPU

Telecom uses ARPU within its New Zealand operations to measure the average monthly service revenue on a per-customer basis. Management believes that this measure provides useful information about the usage of Telecom’s products and the company’s ability to attract and retain high value customers. Telecom calculates ARPU as mobile voice and data revenue for the year divided by the average number of customers for the year. This is then divided by 12 to express the result as a monthly figure. The revenues that Telecom uses in calculating ARPU exclude revenues from handset and accessory sales, as these are not ongoing customer revenue streams, and paging revenue, inwards roaming and other miscellaneous mobile revenues, as these are not generated by Telecom’s mobile customers. As calculated by Telecom, ARPU also excludes any revenue from terminating fixed to mobile calls (which is included in interconnection revenue).

ARPU is a “non-GAAP” financial measure, not being prepared in accordance with either NZ IFRS or US GAAP. It is not uniformly defined nor utilised by all companies in the telecommunications industry. Accordingly, this measure may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, nor considered a substitute for measures reported in accordance with NZ IFRS or US GAAP.

The calculation of Telecom’s mobile ARPU and its reconciliation to the NZ IFRS measure mobile revenue is shown below.

	Year ended 30 June
ARPU	2006	2005	2006/2005 % change
New Zealand
Total mobile revenue (NZ$m)	774	706	9.6
Less handset sales and non-customer revenues (NZ$m)	77	84	(8.3)

Mobile voice and data revenue (NZ$m)	697	622	12.1
Average customers (000s)	1,723	1,446	19.2

ARPU (NZ$ per month)	33.7	35.8	(5.9)

The reduction in Telecom’s ARPU reflects an increasing proportion of pre-paid and “Go One Bill” customers in the connection base, as these customers have a considerably lower ARPU than other post-paid customers. Go One Bill is an integrated call plan offering with a zero access fee where customers are billed monthly in arrears for mobile calls at pre-paid rates. This plan is popular with customers who would have previously utilised pre-paid plans.

Data

Data revenues arise from meeting customers’ non-voice communications needs. There has been a shift away from traditional dedicated circuit/leased line data products towards IP-based data products given the increased flexibility and cost efficiency that these products offer. Data revenue is primarily derived from business customers.

	Year ended 30 June
Data	2006	2005	2006/2005 % change
New Zealand (NZ$m)	438	414	5.8
Australia (NZ$m)	164	188	(12.8)

Total data revenue	602	602	—
Australian revenues in local currency
Australia (A$m)	148	174	(14.9)

New Zealand data revenue growth was driven by growth in managed IP data, offsetting a small decrease in traditional data services.

In Australia, data revenues declined due to the cessation of the “VicOne” contract with the Victorian State Government, the cessation of the “Tradegate” contract with the Department of Customs, the loss of one high volume low margin corporate customer and price decreases on the negotiation of new contracts.

Broadband and internet

Telecom markets ADSL services in New Zealand under the Xtra brand. Broadband connections have continued to grow rapidly in 2006. Telecom had previously set itself a target of achieving 250,000 consumer broadband connections by the end of December 2005, which was achieved prior to the target date. While driving revenue growth, this increase in the customer base has also resulted in increased operating costs in the short term as a result of promotional offers and subsidies provided in order to stimulate demand, as well as increased customer care costs.

In 2006, the Government announced a range of regulatory measures, aimed at increasing the rate of broadband penetration and the level of competition to Telecom’s services. These included the introduction of UBS and LLU. This is likely to have the effect of accelerating broadband penetration and may result in further downward pressure on wholesale and retail broadband prices. More importantly, as discussed previously, the advent of naked DSL and LLU pose threats to Telecom’s fixed line access relationship with customers and could accelerate the rate of decline in traditional telephony services such as calling.

Telecom remains strongly focussed on growing broadband penetration as a driver of future business growth. Telecom has set itself the target of having 500,000 retail broadband connections across the combined consumer and business customer base by 30 June 2007. At 30 June 2006, Telecom had approximately 335,000 retail broadband connections. This growth in customer numbers is expected to continue to drive growth in related costs in the short term.

Longer term, Telecom has announced that it will invest in ADSL2+ technology to deliver significantly higher broadband speeds in the future, which will enable the delivery of higher bandwidth services.

AAPT has also seen strong growth in demand for broadband services, which has resulted in strong growth in broadband and internet revenues for Australian operations.

Internet revenue arises from the provision of dial-up internet access. Internet access is generally priced on the basis of a flat monthly rate, therefore revenue is primarily driven by the number of active dial-up customers. In Telecom’s New Zealand operations, the number of dial-up internet customers has been declining as an increasing number of customers upgrade from dial-up internet to broadband services. This has resulted in a decline in internet revenue and is a trend that is expected to continue for the foreseeable future.

	Year ended 30 June
Broadband and internet	2006	2005	2006/2005 % change
New Zealand (NZ$m)	336	285	17.9
Australia (NZ$m)	112	91	23.1

Total broadband and internet revenue (NZ$m)	448	376	19.1
Australian revenues in local currency
Australia (A$m)	101	84	20.2
Broadband connections at year end
New Zealand (000s)	435	258	68.6
Australia (000s)	102	27	277.8
Active dial-up connections at year end
New Zealand (000s)	310	374	(17.1)
Australia (000s)	90	90	—

Growth in New Zealand broadband and internet revenue resulted from strong growth in broadband connection numbers, partly offset by a declining dial-up internet base as customers migrate from dial-up to broadband.

In Australia, revenue growth reflects growth in broadband revenues as a result of significant growth in the consumer broadband customer base, while the dial-up customer base has remained stable.

IT Services

IT Services revenue is derived solely in New Zealand from providing services that meet customers’ integrated communications and technology needs. This includes procurement of IT equipment,

provision of network-based application services, management of customers’ information, communications and technology services, and integration of these services.

In order to enhance its existing IT services capabilities, Telecom acquired IT services companies Gen-i and Computerland effective 1 July 2004 and 1 September 2004 respectively. These entities have been integrated with Telecom’s existing IT services business and all Telecom’s IT services are now delivered under the Gen-i brand.

	Year ended 30 June
IT Services	2006	2005	2006/2005 % change
IT Services revenue (NZ$m)	346	308	12.3

IT services revenue grew by $38 million in 2006. Of this amount, $19 million was revenue from Computerland for July and August 2005 which had no comparative amount in the financial year ended June 2005, due to the acquisition of Computerland being effective from 1 September 2004. The remaining growth of $19 million reflected strong growth in procurement and network delivered services revenue.

Telecom is targeting further growth from its IT services business in future years, as it believes the IT services market will continue to grow and there is the potential for Telecom to increase its market share.

Resale

Resale revenue is earned solely in Australia from the resale to AAPT’s customers of Telstra’s local access services, primarily to Consumer customers.

	Year ended 30 June
Resale	2006	2005	2006/2005 % change
Resale revenue (NZ$m)	363	336	8.0
Australian revenues in local currency
Resale revenue (A$m)	325	310	4.8

Resale revenue from consumer customers decreased as a result of price reductions and price capping to retain market share in a very competitive market. This was more than offset by strong growth in resale revenue from business customers, with growth coming primarily from wholesale operations.

Yellow Pages Group

Yellow Pages Group publishes White Pages® and Yellow Pages® directories in New Zealand. Revenue from the directories business is primarily derived from the sale of advertising in Yellow Pages® directories. Sundry revenue is obtained from fees for enhanced listings in White Pages® directories and online directories.

Telecom has traditionally earned its directories revenues from print products. Telecom believes that there will be a shift within the sector from print to online products and is attempting to position its business to respond to this shift. The timing of the shift, and its impact on Telecom’s revenues, are presently uncertain.

Telecom has also recently announced a scoping study of its directories business, which could ultimately result in a disposal of this business if it is determined that this option would realise more value for the Telecom group than continuing to remain the owner of the directories business.

	Year ended 30 June
Directories	2006	2005	2006/2005 % change
Directories revenue (NZ$m)	248	229	8.3

Growth in directories revenue resulted from both price and volume increases in print directories and increasing revenues from online services.

Miscellaneous other revenue

	Year ended 30 June
Miscellaneous other revenue	2006	2005	2006/2005 % change
New Zealand (NZ$m)	76	79	(3.8)
Australia (NZ$m)	70	57	22.8

Total miscellaneous other revenue (NZ$m)	146	136	7.4
Australian revenues in local currency
Australia (A$m)	63	53	18.9

The increase in miscellaneous other revenue arose in Australian operations, New Zealand revenues were relatively stable. The increase in Australian revenues reflected Gen-i services revenue not previously included within Australian operations and the introduction of new fee structures in the Consumer division.

Other gains

Other gains arise from activities outside Telecom’s normal operations or are of a size and/or infrequent nature that make them not comparable with other periods.

	Year ended 30 June
Other gains	2006	2005	2006/2005 % change
Other gains (NZ$m)	60	154	(61.0)

The other gain in 2006 represents a gain of $60 million pertaining to the acquisition of a 100% shareholding in Southern Cross Cables (NZ) Limited (“SCCL”), a wholly-owned subsidiary of Southern Cross Cables, in which Telecom holds a 50% shareholding. SCCL’s sole asset at the time of acquisition was a tax operating loss carryforward. The value of this tax loss carryforward was $70 million and Telecom’s acquisition cost was $10 million. The value in excess of Telecom’s acquisition cost has been reflected as a gain in Telecom’s consolidated income statement for the year ended 30 June 2006.

Other gains for 2005 comprise the following five items:

•	a gain of $10 million realised from the sale of 15 of Telecom’s business-focused retail stores to the Leading Edge Group;

•	a gain of $9 million realised on the re-purchase of debt prior to its scheduled maturity. Telecom issued $300 million of convertible notes in 2001, which it bought-back in two tranches during 2005. Owing to market movements since the notes were issued, the amount required to buy the notes back was $291 million, resulting in the gain on re-purchase;

•

in March 2005, Telecom recognised $41 million of credit support fees that were due from Southern Cross. As part of a refinancing of Southern Cross’ banking facilities in April 2003, Telecom agreed to provide contingent credit support for a portion of the refinanced debt. In return for this, support fees were payable by Southern Cross. Telecom had not previously recognised these fees, owing to uncertainty over their collectibility. However, acceleration in bandwidth utilisation significantly improved the outlook for Southern Cross culminating in substantial new sales being generated early in the 2005 calendar year. As a result of the cash generated by the additional sales, the support fees became expected to be received and accordingly, Telecom accrued $41 million at 31 March 2005 for support fees not previously recognised relating to the period from April 2003 to March 2005. Cash receipts from the additional sales was used by Southern Cross to repay the debt guaranteed by Telecom in October 2005. Support fees ceased to be receivable from Southern Cross at that point. All accrued support fees have since been paid to Telecom by Southern Cross.

•	a gain on sale of $8 million realised from the sale of Telecom’s 0.5% stake in Intelsat Limited for $22 million in March 2005; and

•	a gain on sale of $86 million realised on the sale of Telecom’s 12% stake in Independent Newspapers Limited for $272 million in June 2005.

Group Expenses

Total reported expenses in 2006 and 2005 were significantly impacted by asset impairments and other expenses as follows:

•	In 2006, asset impairment write-downs of $1,301 million were recognised in respect of Telecom’s Australian operations. Additionally, a charge of $22 million was recognised in relation to intercarrier and regulatory matters and a charge of $12 million was also recognised in relation to other contractual matters.

•	In 2005, a further write-down of $24 million was recorded in respect of the TDMA mobile network. Additionally, a one-off charge of $31 million was recorded in relation to inter-carrier accruals and disputes in Telecom’s Australian operations.

Excluding the impact of these items, increased operating expenses were recorded as growth areas of the business, particularly mobile and broadband drove increased costs. Significant customer acquisition activity in mobile and broadband resulted in accelerating cost of sales growth.

A breakdown of Telecom Group expenses is shown in the table below.

	Year ended 30 June
Group expenses	2006 NZ$m	2005 NZ$m	2006/2005 % change
Labour	796	738	7.9
Intercarrier costs	1,199	1,185	1.2
Other operating expenses	1,563	1,479	5.7
Impairment and other expenses	1,335	59	NM1

Total operating expenses	4,893	3,461	41.4
Depreciation	538	546	(1.5)
Amortisation	167	152	9.9

Total expenses	5,598	4,159	34.6

[1]	Not meaningful

An analysis of significant line items within expenses follows.

Labour

Labour expense includes:

•	salary and wages of full-time and part-time employees;

•	the costs of contractors and temporary staff;

•	overtime and shift payments;

•	bonuses and commissions;

•	holiday pay and long service leave; and

•	other personnel costs including allowances, benefits and employee welfare costs.

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

	Year ended 30 June
Labour	2006	2005	2006/2005 % change
New Zealand (NZ$m)	587	549	6.9
Australia (NZ$m)	209	189	10.6

Total labour expense (NZ$m)	796	738	7.9
Australian expenses in local currency
Australia (A$m)	190	175	8.6
Personnel numbers at year end
New Zealand	6,934	6,502	6.6
Australia	2,099	2,058	2.0

Total group personnel numbers	9,033	8,560

Labour expense for New Zealand operations increased as a result of growth in average staff numbers. This increase in staff numbers was due to a move to build internal capability to support the IT capital programme, increased resources to support strategic initiatives (including additional call centre support and frontline sales) and in-sourcing core activities (broadband helpdesk and IT operations staff).

Australian labour expense increased largely due to higher average staff numbers during the year. As part of the strategic initiatives to reposition the business, existing telesales centres were expanded and new outbound telesales established in Brisbane and Melbourne late in the 2005 financial year. Additional customer care staff were also recruited, while there was a decrease in staff numbers in support functions.

Intercarrier costs

Intercarrier costs are payments to other telecommunications companies for the carriage or termination of voice and data traffic. These costs vary directly in proportion to revenue.

In New Zealand, the components of intercarrier costs are:

•	the interconnection costs paid to terminate traffic on other carriers’ fixed line and mobile networks; and

•	payments made to other international carriers for the cost of terminating outwards international calling from New Zealand and international transits.

Given the lesser amount of infrastructure owned by AAPT, it is more heavily reliant on services purchased from other carriers, particularly local access. The intercarrier costs of Australian operations is therefore considerably greater in proportion to revenue compared to New Zealand operations.

	Year ended 30 June
Intercarrier costs	2006	2005	2006/2005 % change
New Zealand (NZ$m)	500	468	6.8
Australia (NZ$m)	699	717	(2.5)

Total intercarrier costs (NZ$m)	1,199	1,185	1.2
Australian expenses in local currency
Australia (A$m)	630	664	(5.1)

The increase in intercarrier costs is the result of growth in payments to other international carriers for terminating international transit traffic. As discussed in the section on international revenue, growth in transit volumes in 2006 led to an offsetting increase in both transit revenues and associated intercarrier costs.

Domestic interconnection costs in New Zealand were stable. As discussed in the section on mobile revenues, the Commerce Commission has recommended the implementation of regulation to lower the cost of terminating calls to mobile phones. If regulation does proceed it is likely that the cost to Telecom of interconnecting with other mobile operators would fall significantly (as would revenue for calls to mobile networks and mobile interconnection revenue).

In Australia, the reduction in intercarrier costs reflects lower operating revenues. There are however a number of disputes and uncertainties between AAPT and the carriers it uses. These include:

•	AAPT’s previous contract with Telstra expired on 31 December 2005. Following this date, Telstra tabled revised contractual arrangements with adverse terms and conditions to the previous contract. AAPT and Telstra continue to discuss the basis of future supply arrangements and have been unable to reach agreement to date. The latest contractual offer from Telstra has subsequently been withdrawn by Telstra;

•	in addition to the change in contractual arrangements, wholesale residential line rental prices were increased by Telstra in December 2005. This increase was the basis of a dispute lodged with the ACCC, and in April 2006 the ACCC issued a competition notice against Telstra alleging anti-competitive conduct. AAPT has accounted for the consumer line rental costs at the historic rates; and

•	there are a number of other substantive disputes with Telstra related to 1-900 charges and interconnect.

There is uncertainty around the timing and nature of the resolution of these disputes. As at 30 June 2006, approximately $28m was subject to dispute and being withheld. Subsequent to balance date, AAPT and Telstra agreed to a six week “negotiating window” on this matter. As part of this agreement, AAPT agreed to pay A$20 million of the amount outstanding to Telstra, although this money remains in dispute despite the agreement. Management has separately estimated possible outcomes and accounted for intercarrier costs accordingly. Local call prices and local call override penalties have been accrued for based on the current Telstra agreement.

To the extent that these disputes are resolved in a manner that is unfavourable to AAPT, this could result in an increase in intercarrier costs going forward.

Other Operating Expenses

Other operating expenses include:

•	direct costs, which consist of direct contractor costs, international cable maintenance and restoration, support contracts and other direct costs;

•	non-carrier, sales related costs, including the cost of mobile acquisitions, upgrades and dealer commissions, costs associated with IT Services revenues, directories publishing costs, broadband acquisition costs and other sales related costs;

•	computer costs;

•	advertising, promotion and communications;

•	accommodation costs; and

•	other costs, including bad debts, consultants, office expenses, insurance, legal and other general costs.

	Year ended 30 June
Other operating expenses	2006	2005	2006/2005 % change
New Zealand (NZ$m)	1,306	1,238	5.5
Australia (NZ$m)	257	241	6.6

Total other operating expenses (NZ$m)	1,563	1,479	5.7
Australian expenses in local currency
Australia (A$m)	230	223	3.1

In New Zealand, other operating expenses increased by NZ$68 million (5.5%). Of this amount, NZ$14 million was costs from Computerland for July and August 2005 which had no comparative amount in the financial year ended June 2005, due to the acquisition of Computerland being effective from 1 September 2004. Excluding this amount, other operating expenses increased by NZ$54 million (4.4%). The main contributors to this increase were higher mobile acquisition, upgrade and dealer commission costs and higher procurement sales costs reflecting the growth in procurement revenue within IT services.

Despite an increase in costs associated with broadband provisioning due to the substantial growth in broadband connections, direct costs decreased slightly due to savings generated from the rationalisation of maintenance and provisioning contracts. If the substantial increase in broadband connections targeted in the 2007 financial year is achieved, this would be expected to drive growth in direct costs as a result of the provisioning costs associated with new connections.

Increased advertising costs were the main contributor to the overall increase in other operating expenses for Australian operations. Advertising costs increased markedly in 2006 to support the launch of new products. This was partly offset by a reduction in bad debt expense due to improved debtor management and collection performance.

Asset impairments and other expenses

	Year ended 30 June
Asset impairments and other expenses	2006 NZ$m	2005 NZ$m	2006/2005 % change
Asset impairments and other expenses (NZ$m)	1,335	59	NM	[1]

[1]	Not meaningful

Asset impairments and other expenses for 2006 comprise the following items:

•	asset impairment charges totalling $1,301 million in respect of its Australian operations recognised in 2006, resulting from reviews that determined that the carrying value exceeded the stand-alone fair value of the business (calculated on a value in use basis). The decline in value was a consequence of a number of negative trends that are adversely affecting the short and long term earnings outlook for Australian operations, in particular:

•	a significant tightening of wholesale prices and terms with Telstra (the principal supplier to Telecom’s Australian operations);

•	continued downward pressure on retail prices; and

•	the deferral of major project expenditure by key corporate customers.

As a result of these impairment charges, all remaining goodwill resulting from Telecom’s acquisition of AAPT has been written off. The remainder of the write-down applied to property, plant and equipment, as well as some smaller adjustments to current assets where realisation was no longer considered likely;

•	a charge of $22 million recognised in relation to intercarrier and regulatory matters. This was made up of a settlement of $17.5 million agreed with TelstraClear in January 2006 to resolve a number of longstanding commercial issues (principally involving backdating of pricing) between the two companies, and a one-off adjustment to the accrued TSO receivable to reflect a determination by the Commerce Commission; and

•	a provision of $7 million for the estimated potential liability that would result from unsuccessful outcomes relating to historic issues under the Fair Trading Act. Telecom has also provided $5 million for the cost of terminating an agreement with Hutchison Whampoa.

Asset impairments and other expenses for 2005 comprise the following three items:

•	an asset impairment write-down of $24 million recognised at 30 June 2005 in respect of Telecom’s TDMA mobile network. The TDMA network had already been substantially written down in 2004. A further charge was recorded in 2005 to write the carrying value of the network down to zero to reflect the fact that the present value of expected future net cash flows expected to be generated from the network had fallen to zero at 30 June 2005;

•	a charge of $31 million recognised by AAPT following an extensive reassessment of accruals and provisions in the inter-carrier area. The charge was a one-off adjustment required to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable. These accruals and disputes relate to prior periods; and

•	a restructuring charge of $4 million.

Depreciation

Depreciation represents a significant component of Telecom’s total expenses, given the major investment in property, plant and equipment required to support its operations.

The level of capital expenditure impacts on depreciation expense. Within New Zealand operations, annual capital expenditure is currently in excess of the annual depreciation and this is expected to be the case again in the 2007 financial year. This will ultimately be expected to flow through to higher depreciation charges in future periods.

Asset write-downs also have a substantial impact on depreciation expense. The write-down in prior years of the TDMA network has resulted in reduced depreciation charges for New Zealand operations in 2006. The significant impairment write-downs recognised in respect of Australian operations have substantially reduced the asset base of Australian operations at 30 June 2006 and are, therefore, expected to reduce Australian operations depreciation expense for the year ended 30 June 2007 by approximately A$80 million.

	Year ended 30 June
Depreciation	2006	2005	2006/2005 % change
New Zealand (NZ$m)	415	416	(0.2)
Australia (NZ$m)	123	130	(5.4)

Total depreciation (NZ$m)	538	546	(1.5)
Australian expenses in local currency
Australia (A$m)	110	120	(8.3)

New Zealand depreciation expense declined 1.2% in 2006, with lower depreciation resulting from previous write-downs of the TDMA network largely offset by the impact of increased capital expenditure.

The decrease in depreciation for Australian operations reflects a declining asset base as assets become fully depreciated coupled with impairment write-downs recognised during the year.

Amortisation

Amortisation expense reflects the amortisation of computer software, international cable capacity, spectrum licences and other miscellaneous intangible assets. Following the adoption of NZ IFRS, goodwill is no longer amortised but instead is subject to an impairment test at least annually. As a result of such an impairment test, all goodwill in relation to AAPT has been written off in 2006.

	Year ended 30 June
Amortisation	2006	2005	2006/2005 % change
New Zealand (NZ$m)	121	122	(0.8)
Australia (NZ$m)	46	30	53.3

Total amortisation (NZ$m)	167	152	9.9
Australian expenses in local currency
Australia (A$m)	41	28	46.4

The increase amortisation expense reflects increasing expenditure on computer software, particularly within Australian operations, where significant investment is being made in business support and operating support systems.

Interest

	Year ended 30 June
Interest	2006 NZ$m	2005 NZ$m	2006/2005 % change
Gross interest expense	293	328	(10.7)
Less interest capitalised	(11)	(8)	37.5

Interest expense	282	320	(11.9)
Less interest income	28	31	(9.8)

Net interest	254	289	(12.1)

The most significant factor in determining Telecom’s net interest expense over the two-year period has been the level of Telecom’s net debt.

Telecom uses net debt as a measure of its liquidity. Management believes that this measure provides useful information about the liquidity and indebtedness of the company by taking into account cash and other short-term liquid investments available to repay debt as well as adjusting for the impact of derivative financial instruments on debt balances reported in the balance sheet.

Telecom calculates net debt as the total of debt due within one year and long-term debt, less cash and short-term investments, plus/minus all short and long-term derivative liabilities and assets.

Net debt is a non-GAAP financial measure, not being prepared in accordance with either NZ IFRS or US GAAP. It is not uniformly defined nor utilised by all companies in the telecommunications industry. Accordingly, this measure may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, nor considered a substitute for measures reported in accordance with GAAP.

The calculation of Telecom’s net debt and its reconciliation to the NZ IFRS measures debt due within one year and long-term debt is as follows.

	Year ended 30 June
Net debt	2006 NZ$m	2005 NZ$m	2006/2005 % change
Debt due within one year	955	863	10.7
Long-term debt	2,543	2,973	(14.5)

Gross debt	3,498	3,836	(8.8)
Less cash	(155)	(235)	(34.0)
Less short-term investments	(64)	(81)	(21.0)
Less short-term derivative assets	(26)	—	NM	[1]
Less long-term derivative assets	(88)	—	NM	[1]
Add short-term derivative liabilities	125	—	NM	[1]
Add long-term derivative liabilities	362	—	NM	[1]

Net debt	3,652	3,520	3.8

[1]	Not meaningful

This calculation has been impacted by the adoption of NZ IFRS. As permitted by NZ IFRS 1, Telecom’s debt and derivative financial instruments were accounted for under NZ GAAP in 2005 and these balances have not been restated. The reduction in gross debt reflects the revaluation of foreign denominated debt at spot rates at 30 June 2006, while 2005 debt was accounted for at historic rates. The reduction in gross debt was offset by an increase in the value of derivative liabilities, which is taken into account in calculating net debt.

Telecom went through a sustained period of debt reduction from June 2002 until June 2005, as strong operating cash flows, reduced capital expenditure and reduced purchases of long-term investments enabled Telecom to substantially reduce its net debt. In 2006, while operating cash flows have remained strong, increased dividend payments and capital expenditure have resulted in a 3.8% increase in net debt at 30 June 2006 compared to 30 June 2005.

Despite the increase in net debt, interest expense decreased in 2006. This reflected the fact that while net debt at year end increased, the average net debt for 2006 was lower than that for 2005 as net debt had declined substantially between 1 July 2004 and 30 June 2005. Given the levels of capital expenditure and dividend payments expected in the 2007 financial year, management currently anticipate that net debt levels will remain relatively stable during the 2007 financial year and hence 2007 net interest expense is expected to be at or above the level recorded in 2006.

Income tax expense

	Year ended 30 June
Income tax expense	2006	2005	2006/2005 % change
Income tax expense (NZ$m)	394	386	2.1

The increase in income tax expense reflects higher operating earnings in New Zealand operations. Australian operations incurred operating losses, however, these were not able to be fully tax effected due to uncertainty as to the realisation of these benefits. In 2006, AAPT became resident in New Zealand for income tax purposes and was able to group losses for approximately four months of the financial year. Legislative proposals have been announced that would prevent that grouping continuing in 2007, however, there is currently uncertainty as to whether or not these proposals will affect AAPT once the detail is finalised.

The impairment write-downs of Australian operations totalling NZ$1,301 million only gave rise to a tax benefit of NZ$10 million, so were largely not subject to tax. The gain of $60 million on the acquisition of SCCL was also not subject to tax. Excluding these items, 2006 tax expense was 33.6% of earnings before tax, similar to the New Zealand corporate tax rate of 33%.

Included in earnings before tax in 2005 were gains on the sale of Telecom’s stakes in Independent Newspapers and Intelsat, a gain on the sale of 15 retail stores and a gain on the buyback of convertible notes, none of which were subject to tax, and credit support fees receivable from Southern Cross that were subject to a reduced tax rate. Excluding these items, tax expense was 31.9% of earnings before tax. This was lower than the New Zealand tax rate of 33% due to income in offshore subsidiaries that was not subject to tax.

SEGMENTAL RESULTS OF OPERATIONS

Telecom operates an integrated business in New Zealand and a separate integrated business in Australia.

Within its New Zealand business, marketing units are organised along products and services lines. Within its Australian business, marketing units are organised based on customer segments.

Telecom had five reportable business segments at 30 June 2006:

•	NZ Wired;

•	NZ Wireless;

•	International;

•	IT Services; and

•	Australian operations.

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category.

In light of the change in Telecom’s organisational structure that is currently underway, under which the business is being structured around customer segments rather than product lines, it is expected that Telecom’s reportable segments will change in 2007. It is expected that reporting will change to reflect customer segments rather than the current product-based segments.

Telecom management monitors business unit performance based on segment earnings, which is defined as earnings from operations before interest and taxation. This is not the same as earnings before income tax in the financial statements, as interest is not allocated to individual segments.

A breakdown of segment revenues and earnings follows, as well as a discussion of the material factors affecting these results. This discussion should be read in conjunction with the analysis of the results of the consolidated results of operations, which generally analyses the results of the New Zealand and Australian operations separately.

	Year ended 30 June
	2006 NZ$m	2005 NZ$m	2006/2005 % change
Revenues from external customers
NZ Wired	2,941	2,921	0.7
NZ Wireless	865	799	8.3
International	265	231	14.7
IT Services	368	328	12.2
Australian operations	1,305	1,354	(3.6)

Total revenues for operating segments	5,744	5,633	2.0
Corporate and other	11	17	(35.3)

Total group revenue	5,755	5,650	1.9
Segment earnings (earnings before interest and income tax)
NZ Wired	1,374	1,403	(2.1)
NZ Wireless	220	161	36.6
International	44	40	10.0
IT Services	27	17	58.8
Australian operations	(1,386)	(28)	NM1

Total earnings before interest and income tax for operating segments	279	1,593	(82.5)
Corporate and other	(62)	52	(219.2)
Interest expense	(282)	(320)	(11.9)
Interest income	28	31	(9.7)

Group (loss)/earnings before income tax	(37)	1,356	NM1

[1]	Not meaningful

NZ Wired

Operating revenues increased by 0.7% in 2006, as growth in broadband and internet and directories revenue was largely offset by declining calling and to a lesser extent local service revenue. Growth in broadband revenues reflected the substantial growth in total broadband connections experienced in 2006, while directories revenue growth was a function of both price and volume increases for print directories coupled with an increasing amount of revenue being generated from on-line services. The decline in calling resulted from product substitution restricting volumes and competition driving down prices.

Segment earnings decreased by 2.1% in 2006 due to increased cost from expanding and servicing the broadband customer base together with growth in labour costs due to additional resources focussed on key customer related areas. Depreciation expense also increased as a result of higher levels of capital expenditure.

NZ Wireless

NZ Wireless’ operating revenue grew 8.3% in 2006. Growth principally reflects growth in mobile data revenues, driven by increased text messaging volumes resulting from growth in the customer base, and increased penetration of high speed mobile data services.

As well as a $10 million gain on the sale of 15 retail stores, 2005 segment earnings were also impacted by a $24 million charge to write-down the TDMA network. As well as these items, growth in segment earnings of 36.6% reflects robust revenue growth, while costs remained relatively stable. This was partly due to reduced depreciation in 2006 as a result of the aforementioned TDMA write-down in 2005.

International

International revenue grew by 14.7% as a result of growth in transit revenues. This growth was volume driven and was partly offset by a decline in average prices. The growth in transit revenues, however, brought with it an equal and offsetting increase in intercarrier costs leaving the net of transit revenues and transit intercarrier costs for 2006 unchanged from 2005. Segment earnings grew by 10.0% as a result of increased revenue from the provision of services to other operating segments.

Australian Operations

Segment earnings in 2005 were impacted by a charge of NZ$31 million following an extensive reassessment of accruals and provisions for dispute in the intercarrier area. The charge was a one-off adjustment to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable.

Included in segment earnings for 2006 were impairment write-downs totalling NZ$1,301 million. These reflected adverse trends impacting the short and long term earnings outlook for Australian operations, particularly:

•	a significant tightening of wholesale prices and terms with Telstra (the principal supplier to Telecom’s Australian operations);

•	sustained downward pressure on retail prices; and

•	the deferral of major project expenditure by key corporate customers.

As well as leading to the impairment charge, these factors also had a significant negative impact on results for Australian operations in 2006. Excluding the impairment charge, segment earnings for 2006 were a loss of NZ$85 million. This compares to a profit of NZ$3 million for 2005 (excluding the charge of NZ$31 million referred to above).

The downwards trend in retail prices and the deferral of project expenditure by key corporate customers coupled with a continuing decline in mobile revenues and the loss of several significant contracts with major corporate and Government customers led to a decline in total revenues for Australian operations. This was despite strong growth in broadband and internet revenue in line with rapid growth in broadband connections and the fact that a depreciation in the NZ dollar has resulted in higher reported NZ dollar revenues in 2006.

The tightening of wholesale prices has put considerable pressure on margins for Australian operations. There has also been an increase in operating expenditure as a result of strategic initiatives to reposition the business in the small to medium enterprise and consumer market segments. This has included investment in product development, sales capability and business and operating support systems, as well as significantly increased advertising expenditure to promote new product offerings. Together with the decline in revenue, these factors have resulted in the substantial decline in financial performance for Australian operations in 2006.

There is no immediate sign of the negative trends impacting Australian operations abating. Accordingly, Telecom does not expect an improvement in the operating results of its Australian operations in 2007. The asset base of Australian operations has, however, reduced considerably as a result of the impairment write-downs. All other things being equal, this is expected to result in a reduction in depreciation and amortisation expense, and hence an increase in earnings from operations, of approximately A$80 million in the 2007 financial year compared to 2006.

Supplementary Information

Telecom evaluates its financial performance using the additional financial measure Earnings Before Interest, Tax, Depreciation and Amortisation (“EBITDA”).

EBITDA is a non-GAAP measure as it is not presented in accordance with either NZ IFRS or US GAAP. This measure is not uniformly defined nor utilised by all companies in the telecommunications industry. Accordingly, this measure may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, nor considered a substitute for measures reported in accordance with NZ IFRS or US GAAP. EBITDA should not be considered as a substitute for net earnings in evaluating Telecom’s operating performance, nor as a substitute for net cash flow from operating activities in evaluating Telecom’s liquidity.

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

The calculation of EBITDA is set out in the table below.

	Year ended 30 June
	2006 NZ$m	2005 NZ$m	2006/2005 % change
Net (loss)/earnings	(435)	967	(145.0)
Add back/(deduct):
Minority interest	4	3	33.3
Income tax expense	394	386	2.1
Interest expense	282	320	(11.9)
Interest income	(28)	(31)	(9.7)
Amortisation	167	152	9.9
Depreciation	538	546	(1.5)

EBITDA	922	2,343	(60.6)

Reported EBITDA has been substantially impacted by impairments and other non-recurring items, particularly the impairment write-down of Australian operations. Even allowing for the impact of these items, EBITDA decreased in 2006. This reflects the adverse performance of Australian operations.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Telecom’s principal sources of liquidity are:

•	operating cash flows; and

•	external borrowing from established debt programmes and bank facilities.

The debt-funded acquisition of AAPT in 1999-2000, and subsequent acquisition of remaining minorities in 2000-2001, caused a fundamental shift in Telecom’s balance sheet, significantly increasing gearing. The period immediately following this acquisition was characterised by high levels of capital expenditure and several strategic investments in other entities, including minority stakes in Sky Network, Independent Newspapers and Hutchison 3G Australia. These investments saw debt levels peak at $5.6 billion in March 2001.

Following this period of investment and increasing debt, Telecom embarked on a period of focused de-leveraging. Sustained periods of strong operating cash flows coupled with tightly controlled capital expenditure and investment and a lower dividend pay-out than historic levels, resulted in a significant decrease in debt.

With operating cash flows remaining strong, this enabled Telecom to increase the amount of cash returned to shareholders, initially by way of an increased dividend pay-out ratio in 2005, and in 2006 by the payment of additional special dividends. Capital expenditure also increased in 2006 and is expected to do so again in the year ended 30 June 2007.

The increase in distributions and capital expenditure saw the previous trend of debt reduction cease, with net debt at 30 June 2006 increasing slightly to $3,652 million.

The extent of funds available to pay dividends will be driven by the level of earnings as well as future capital expenditure requirements and investment needs. The Board of Telecom remains committed to Telecom maintaining strong “single A” credit ratings from Moody’s Investor Services and Standard and Poor’s and its capital management policies will be designed to ensure that this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow, cost of capital and level of imputation credits. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis. To ensure that Telecom remains within its target settings, Telecom anticipates making lower total dividend payments in 2007. No special dividends are currently planned and regular quarterly dividends are expected to be lower than in 2006.

Cash Flows

The following table sets out information regarding Telecom’s cash flows and liquidity during the two-year period:

	Year ended 30 June
	2006 NZ$m	2005 NZ$m	2006/2005 % change
Net cash provided by/(used in)
Operating activities	1,807	1,703	6.1
Investing activities	(453)	(583)	(22.3)
Financing activities	(1,434)	(1,123)	27.7

Net (decrease)/increase in cash	(80)	(3)	NM1

[1]	Not meaningful

Net cash provided by operating activities

As stated above the primary source of liquidity is cash generated from Telecom’s operations. Net cash from operating activities include interest received and paid, income tax paid and dividends received.

Net cash flows from operating activities increased by 6.1% in 2006 due to favourable movements in certain working capital items (principally receivables) and lower interest and tax payments. The decline in interest paid was in line with the reduction in interest expense resulting from lower average debt levels compared to the prior year. Tax payments reduced as a result of increased tax credits on supplementary dividend payments, tax deductions arising on the revaluation of foreign denominated intercompany debt and the receipt of tax refunds from prior years.

Net cash used in investing activities, including capital expenditure

The net cash outflow for investing activities decreased by $130 million (22.3%) for 2006 compared to the prior period. Despite payments for capital expenditure being higher in the current year, the proceeds from Telecom’s stake in Independent Newspapers Limited were received in 2006, while the prior year included the purchase of Gen-i and Computerland. Offsetting this, surplus funds were applied to the purchase of short-term investments in the current year, compared to the sale of short-term investments in the previous year.

Telecom’s capital expenditures for the two year period (on an accruals rather than cash basis) are set out below. These have been entirely funded from operating cash flows:

	Year ended 30 June
	2006 NZ$m	2005 NZ$m	2006/2005 % change
NZ Fixed Line	479	426	12.4
NZ Mobile	93	89	4.5
International	14	35	(60.0)

Total New Zealand operations	586	550	6.5
Australian operations	131	118	11.0
Corporate and Other	34	35	(2.9)

Total Group capital expenditure	751	703	6.8

Total capital expenditure of $751 million grew by $48 million (6.8%) in 2006, with increases across all business areas except International and Corporate and Other.

Expenditure on the NZ Fixed Line networks accounted for the majority of the increase. Investment for upgrades and replacements of network assets increased by $18 million, largely due to planned increased activity, including the renewal of core network capability, information systems for improved robustness, and refreshing client networks. Investment in new capabilities increased by $34 million mainly as a result of network infrastructure investment and development of new services including Ferrit. New investment involves the development of new products and the deployment of new capabilities into the network (such as VoIP capability) or IS systems (such as a new billing capability).

NZ Mobile investment of $93 million increased by $4 million (4.5%) resulting from growth in data services and the expansion of EV-DO 3G mobile network coverage into provincial centres.

International investment of $14 million reduced by $21 million (60.0%) reflecting the purchase of Southern Cross Cable capacity in the prior year.

Australian operations investment for 2006 of $131 million increased by $13 million (11.0%) compared to 2005. Expenditure for 2006 continued to move away from networks towards ‘enabling’ infrastructure such as call centre functionality and IT platforms.

For the year ended 30 June 2007, Telecom currently expects total capital expenditure of approximately $800 million. Of the $800 million, approximately $495 million relates to NZ Fixed Line, $100 million to NZ Mobile, $25 million to International, $145 million to Australian operations and $35 million to Corporate and Other. It is expected that this expenditure will be financed from operating cash flows.

Management believes Telecom’s net cash flows to be generated from operations and its existing available borrowings will be sufficient to fund Telecom’s expected capital expenditure, working capital and investment requirements for 2007. Management also considers that Telecom is in a satisfactory position to meet its longer term cash requirements. Telecom has a satisfactory spread of debt maturities, with maturities extending up to 15 years for its longest dated debt issues. Telecom has access to sufficient borrowing capacity to meet its needs and in the event that operating cash flows declined to levels that are materially lower than those being generated at present, Telecom could respond by reducing dividend payments and/or capital expenditure.

Net cash flow used in financing activities

Cash flows for financing activities largely reflect borrowing activities and dividend payments to shareholders.

The net cash outflow for financing activities increased by $311 million (27.7%) in 2006. The increase in financing cash outflows was primarily due to an increase in the dividend paid as a result of special dividends paid in the current year. Telecom also repurchased $114 million of capital during the year as a result of a policy introduced in 2006 of buying back on-market an equivalent number of shares to that issued under the dividend reinvestment plan. Partly offsetting these movements, Telecom made lower net repayments of debt in 2006.

Telecom expects total dividend payments in 2007 to be lower than 2006, as further special dividends are not currently anticipated and the regular quarterly dividend payment is expected to be lower than the prior year. Telecom is also ceasing the practice of buying back shares to offset issues under the dividend reinvestment plan, resulting in the retention of more cash within the company.

Balance Sheet

Working capital

Telecom’s current liabilities are typically in excess of its current assets, in common with a number of other international telecommunications companies. It believes that its negative working capital position does not create a liquidity risk because it could delay the timing of Telecom’s discretionary capital expenditure and reduce dividend pay-out ratios should cash inflows from its diverse customer base diminish at any point in time. Also, Telecom’s commercial paper programmes, committed standby facility and uncommitted bank lines provide it with additional sources of liquidity should the need arise.

Telecom defines its working capital as the difference between current assets and current liabilities. Telecom’s working capital position is shown in the table below:

	As at 30 June
	2006 NZ$m	2005 NZ$m	2006/2005 % change
Current assets	1,325	1,683	(21.3)
Current liabilities	(2,119)	(1,907)	11.1

Deficit in working capital	(794)	(224)	254.5

The reduction in current assets is largely a reflection of an increase in shareholder distributions with special dividends being paid during the year. As set out above, Telecom anticipates lower dividend payments in 2007 and the share buy-back pursuant to the dividend reinvestment plan has also been suspended, which will result in a greater amount of cash being retained within the company.

The increase in current liabilities resulted from an increase in debt due within one year, with an increase in the amount of short term debt on issue as well as a small increase in long-term debt maturing within one year. Telecom anticipates completing further term-debt issuances to replace long-term debt maturing within the next twelve months. In the unlikely event that such debt issues could not be executed, Telecom has adequate cash and short-term investments, committed standby facilities and short-term borrowing capacity to cover repayments of existing debt.

As a result of the anticipated term debt issuances replacing debt due within one year, a reduced amount of term debt scheduled to mature in 2007 and lower dividend distributions, Telecom currently expects a reduced deficit in working capital at 30 June 2007.

Cash and short-term investments

Telecom’s cash and short-term investment balances are shown in the table below:

	As at 30 June
	2006 NZ$m	2005 NZ$m	2006/2005 % change
Cash	155	235	(34.0)
Short-term investments	64	81	(21.0)

Total cash and short-term investments	219	316	(30.7)

Cash represents deposits with financial institutions available on call or with an original maturity of less than three months, less bank overdrafts. Short-term investments are held with financial institutions and have an original maturity of less than six months. Of the total balance at 30 June 2006, 55% was held in NZ dollars. The remainder was held by offshore subsidiaries primarily for their own liquidity purposes, with balances being maintained in Australian dollars, US dollars and British pounds.

The reduction in cash and short-term investments in 2006 reflected the utilisation of surplus cash to repay short-term debt.

Telecom’s liquidity policy is to maintain unutilised committed facilities and or liquid resources (comprising cash and short-term investments) of 100% of the next 12 months’ funding requirements.

Debt – general

At 30 June 2006, Telecom had total borrowings amounting to NZ$3,498 million (net of unamortised discount and excluding the impact of cross currency and interest rate swaps entered into to manage the currency and interest rate risk associated with these borrowings). All of Telecom’s debt is issued on an unsecured basis. The maturity profile of Telecom’s debt is set out in Note 22.

Telecom has a number of established debt programmes that offer the ability to access various markets depending on investor demand. The debt programmes include the following:

•	US$2 billion Euro Medium Term Note Programme, under which there was NZ$2,160 million outstanding at 30 June 2006;

•	NZ$500 million Note Facility, under which there was NZ$235 million outstanding at 30 June 2006;

•	A$1.5 billion Short-Term Note and Medium-Term Note Programme under which there was A$55 million short term notes outstanding at 30 June 2006;

•	US$1 billion Euro-Commercial Paper programme under which there was US$30 million outstanding at 30 June 2006; and

•	an undrawn NZ$200 million Asian Commercial Paper Programme.

Telecom has a committed standby facility of US$500 million (approximately NZ$810 million) expiring April 2009. The facility includes same-day availability of funds of US$125 million, is readily available for drawdown and has no material adverse change clauses or rating triggers. At 30 June 2006 no amounts had been drawn under the facility.

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

In addition, Telecom has access to three committed bank overdraft facilities, two for up to NZ$10 million each and the third for up to A$20 million. The bank overdraft facilities are readily available for drawdown by Telecom. At 30 June 2006 A$20 million had been drawn under these facilities.

A number of banks both in New Zealand and Australia provide Telecom with uncommitted bank facilities. These facilities provide Telecom the ability to borrow funds on a short-term basis at the discretion of the particular bank. At 30 June 2006, no amounts were drawn under these facilities.

Credit ratings

In June 2006, Telecom’s long-term credit ratings were a Standard & Poor’s rating of A, a Moody’s Investors Services’ rating of A2 and a Fitch Rating of A. All these major ratings agencies have assigned a stable outlook on their respective ratings. Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.

As discussed in the overview of the “Liquidity and Capital Resources” section above, Telecom’s Board is committed to Telecom maintaining an “A” credit rating and the distribution policy is designed to ensure this objective is met.

Future Funding Requirements

Telecom’s future borrowing requirements are dependent on revenue receipts, capital expenditure requirements, distributions to shareholders, taxation payments, servicing and repayment of existing debt and other business requirements as determined from time to time. There is no particular seasonality to borrowing requirements.

Cash requirements and commitments

Set out in the table below are Telecom’s contractual obligations and other commercial commitments as at 30 June 2006.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$m	$m	$m	$m	$m
Short term debt	375	375	—	—	—
Long term debt (a)	3,123	580	881	28	1,634
Derivative liabilities	487	125	135	8	219
Operating leases	342	61	101	80	100
Capital expenditure	89	89	—	—	—
Interest payments on term debt (b)	1,480	277	331	267	605

Operating expenditure commitments	84	84	—	—	—

Total contractual cash obligations	5,980	1,591	1,448	383	2,558

	Amount of commitment expiration by period
Other commercial commitments	Total committed	Less than 1 year	1-3 years	4-5 years	After 5 years
	$m	$m	$m	$m	$m
Guarantees (c)	424	30	83	97	214

(a)	Included within long-term debt are $321 million of capital notes that may be redeemed either in cash or by the issuance of Telecom shares at the option of the issuer.

(b)	Future interest payments on the portion of term debt subject to floating interest rates are calculated based on current interest rates.

(c)	Guarantees principally consist of cross border lease guarantees in respect of certain telecommunications asset sale and leaseback transactions. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transactions. The amount disclosed above is the maximum exposure under the guarantees, however, Telecom believes that the likelihood of losses in respect of these matters is remote.

Off-Balance Sheet Arrangements

Telecom does not have any off-balance sheet arrangements, as the term is defined for the purposes of “Item 5.E” of the Form 20-F, that have or are reasonably likely to have a current or future effect on Telecom’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, except with respect to Southern Cross, which is discussed below.

Southern Cross

Telecom currently holds a 50% interest in the Southern Cross Network. The other shareholders are affiliates of SingTel Optus Pty Limited (39.99%) and MCI Limited (10.01%). Southern Cross is an independent bandwidth wholesaler established to finance, construct and maintain the cable network, and to market network capacity.

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 30 June 2006, Telecom held Southern Cross capacity with a book value of approximately NZ$315 million.

Telecom has provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from Southern Cross at a book value of NZ$95 million (including accrued interest).

The majority of the original funding required to construct the Southern Cross cable was provided by senior bank debt. As a result of a downturn in the international capacity market, Southern Cross found it necessary to refinance its senior bank debt in April 2003. As part of this refinancing, Southern Cross’ senior banking syndicate required contingent credit support from Southern Cross’ shareholders. The majority of this contingent credit support was provided by Telecom, in return for which support fees were payable by Southern Cross. Southern Cross has since repaid all its senior bank debt and credit support obligations have therefore ceased. All outstanding support fees have also been paid by Southern Cross.

As at 30 June 2006, Southern Cross was capitalised via US$30 million of shareholder equity and had US$120 million of shareholder advances and US$42 million of senior bank debt. Southern Cross also held cash reserves of approximately US$13 million. Southern Cross expects to collect up to US$89 million from scheduled receipts against previously committed capacity sales. There are no longer any restrictions on Southern Cross’ ability to make distributions to shareholders now that senior bank debt has been repaid.

Subsequent to 30 June 2006, Southern Cross successfully secured a significant capacity sale and has received indications of further interest. Telecom currently expects partial repayment of the outstanding shareholder advances prior to 30 June 2007.

NZ IFRS

Under NZ IFRS Telecom does not control Southern Cross, therefore, it is not consolidated but treated as an investment in an associate. Telecom made an initial equity investment of US$15 million in Southern Cross, which has since been written down to nil value in accordance with equity accounting rules as a result of dividends paid by Southern Cross in March 2001.

US GAAP

FIN 46R “Consolidation of Variable Interest Entities” was issued by the FASB in the United States in December 2003 and applied to Telecom’s reconciliation to US GAAP for the first time as at 30 June 2004. FIN 46R defines a Variable Interest Entity (“VIE”) as an entity that has insufficient equity to absorb “expected losses” (a probability-based measure of potential negative variances from expected results). FIN 46R requires an enterprise to consolidate a VIE if it holds variable interests, that is, equity, subordinated debt and other subordinated financial support, that would absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s residual returns, or both.

Southern Cross is considered to be a VIE under FIN 46R. By virtue of the fact that Telecom had provided a majority of the contingent credit support (which is considered to be a variable interest) in addition to providing 50% of Southern Cross’ equity and subordinated debt, Telecom was considered to hold variable interests that would absorb greater than 50% of Southern Cross’ expected losses and is, therefore, considered to be the primary beneficiary.

Telecom, therefore, was required to consolidate Southern Cross for US GAAP purposes beginning on 30 June 2004. However, upon the cessation of the contingent support arrangements and the repayment of all accrued support fees, Telecom ceased to hold variable interests that would absorb greater than 50% of Southern Cross’ expected losses. Accordingly, Telecom ceased to be the primary beneficiary of Southern Cross and was no longer required to consolidate Southern Cross by FIN 46R. Telecom therefore deconsolidated Southern Cross for US GAAP purposes on 31 March 2006. The impact of consolidation and subsequent deconsolidation on the Telecom Group’s assets and liabilities is set out in Note 37 of the financial statements.

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

Telecom generally funds all or a portion of its significant offshore investments in the currency of the investment. AAPT is partly funded in Australian dollars, while the investment in Southern Cross is funded in US dollars. Other than these borrowings that remain in foreign currencies and are matched against foreign denominated assets, foreign currency borrowings are hedged at inception into NZ dollars using cross currency interest rate swaps. Telecom also hedges a portion of its foreign currency purchases forecast for the next 12 months and hedges the net balance sheet position of its international operations. For further details of Telecom’s exposure to foreign currency fluctuations and its related use of derivatives see “Item 11 - Quantitative and Qualitative Disclosures About Market Risk” and Note 26.

Telecom’s long-term debt is generally subject to fixed foreign currency interest rates. In order to eliminate foreign currency exposure and interest rate exposure, at inception, Telecom hedges these borrowings using cross currency interest rate swaps and interest rate swaps that result in Telecom’s debt largely being subject to fixed NZ dollar interest rates.

For further details of Telecom’s exposure to interest rate risk and its related use of derivatives see “Item 11 - Quantitative and Qualitative Disclosure About Market Risk” and Note 26.

Item 6. Directors, Senior Management and Employees

DIRECTORS

The business and affairs of Telecom are managed under the direction of the Board. The Board is elected by the shareholders of the Company.

Board Composition

As at 6 September 2006 the directors of Telecom (including the Chief Executive Officer) were as follows:

Wayne Boyd

LLB (Hons)

CHAIRMAN

Independent

Term of Office: Appointed Director 1 July 2004, last re-elected 2004 Annual Meeting and appointed Chairman effective 1 July 2006.

Board Committees: Chair of the Nominations and Corporate Governance Committee from 4 May 2006, Member of the Audit and Risk Management Committee, Member of the Human Resources and Compensation Committee from 27 June 2006.

Wayne Boyd has a significant background in law and merchant banking. Mr Boyd is a Director of Forsyth Barr Group Limited and he is also Chairman of Freightways Limited, Meridian Energy Limited, Vulcan Steel Limited and Auckland International Airport Limited.

Mr Boyd recently announced his intended resignation as Chairman of Auckland International Airport Limited and as a Director of Forsyth Barr Group Limited.

In the past Mr Boyd was employed by Bancorp Holdings Limited. He was also Chairman of the South Island Interim Development Group which was charged with the establishment of Meridian Energy Limited. Mr Boyd has been involved in community organisations as a Director of Sports and Recreation New Zealand and Chairman of both New Zealand Blood Service Limited and the New Zealand Hockey Federation.

Theresa Gattung

LLB, BMS (Hons)

CHIEF EXECUTIVE OFFICER & MANAGING DIRECTOR

Not Independent

Term of Office: Appointed Chief Executive Officer and Managing Director 11 October 1999, last re-elected 2000 Annual Meeting.

Theresa Gattung has extensive experience in companies in the telecommunications, media, information technology, banking and finance sectors. She became Chief Executive Officer and Managing Director in October 1999.

She had previously been Telecom Group General Manager Services and before that General Manager, Marketing. Before joining Telecom in 1994, Ms Gattung was Chief Manager - Marketing, Bank of New Zealand Limited, and previously held executive positions with National Mutual and Television New Zealand Limited.

Rod McGeoch

AM, LLB

NON-EXECUTIVE DIRECTOR

Not Independent

Term of Office: Appointed Director 11 April 2001, last re-elected 2004 Annual Meeting, standing for re-election 2006 Annual Meeting.

Board Committees: Member of the Human Resources and Compensation Committee, Member of the Nominations and Corporate Governance Committee.

Rod McGeoch is Chairman of the Boards of Sky City Entertainment Group Limited, Pacific Healthcare Australia Limited, Frontiers Group (Australasia) Limited, Chairman of the Board of Governors of the Sony Foundation and the Trans-Tasman Advisory Board of Saatchi & Saatchi Limited. He is also a member of the NSW Board of Advice of Aon Risk Services Limited and a Trustee of the Sydney Cricket and Sports Ground Trust. Mr McGeoch is a Director of Ramsay Health Care Limited, LIPA Pharmaceuticals Limited, Frontiers Group (UK) Limited, Frontiers Group (International) Limited and Gullivers Travel Group Limited.

Mr McGeoch has significant experience as a solicitor and was Chairman Emeritus of the Board of law firm Corrs Chambers Westgarth. Mr McGeoch was Chief Executive of Sydney Olympics 2000 Bid Limited and served on the Board of the Organising Committee for the games. He also was a member of the successful NZ Rugby World Cup 2011 Bid Advisory Committee.

Rob McLeod

BCom, LLB, FCA

NON-EXECUTIVE DIRECTOR

Independent

Term of Office: Appointed Director 26 July 2004, last re-elected 2004 Annual Meeting, standing for re-election 2006 Annual Meeting.

Board Committees: Chair of the Audit and Risk Management Committee from 4 May 2006, Member of the Nominations and Corporate Governance Committee.

Rob McLeod is currently Chairman of the New Zealand Business Roundtable, Sealord Group Limited, Aotearoa Fisheries Limited and Raukura Moana Fisheries Limited.

Mr McLeod is a Director of Sky City Entertainment Group Limited, Tainui Group Holdings Limited, ANZ National Bank Limited, Te Ohu Kai Moana Trustee Limited and Gullivers Travel Group Limited.

Mr McLeod has wide business experience in many areas. In the past he has been a Councillor and Member of the Executive Board of the Institute of Chartered Accountants of New Zealand. Mr McLeod was the immediate past Chairman of Ernst & Young Limited, was previously Managing Partner at Andersen New Zealand Limited and a partner with McLeod Lojkine Associates and Peat Marwick. Mr McLeod was also a Commissioner of the Treaty of Waitangi Fisheries Commission, Chairman of the Tax Review 2001 and a Member of the 1990 Taxation Consultative Committee on Capital Gains Tax and the 1994 Ministerial Taskforce on Tertiary Education.

Patsy Reddy

LLM (Hons) F Inst D.

NON-EXECUTIVE DIRECTOR

Independent

Term of Office: Appointed Director 1 December 1997, last re-elected 2005 Annual Meeting.

Board Committees: Chair of the Human Resources and Compensation Committee, Member of the Nominations and Corporate Governance Committee.

Patsy Reddy has a significant background in legal and commercial roles and has had experience over the past 17 years as a Director of a range of different New Zealand companies. She has also been involved in the governance and administration of numerous arts and community organisations.

Ms Reddy is currently Deputy Chair of Sky City Entertainment Group Limited, a Director of Active Equities Limited and several other unlisted companies. She is also a member of NZX Discipline, the Adam Art Gallery Advisory Board and is a Trustee of the Sky City Community Trust, the New Zealand International Festival of the Arts and the Victoria University of Wellington Art Collection Funding Trust.

Her previous roles include non-executive directorships of NZ Post Limited, Air New Zealand Limited and Southern Petroleum NL, various senior executive positions at Brierley Investments Limited and as a partner in law firm Rudd Watts and Stone. She has also been a lecturer in the Law Faculty at Victoria University of Wellington.

Michael Tyler

MA

NON-EXECUTIVE DIRECTOR

Independent

Term of Office: Appointed Director 1 June 1999, last re-elected 2004 Annual Meeting.

Board Committees: Member of the Nominations and Corporate Governance Committee, Member of the Audit and Risk Management Committee from 27 June 2006.

Michael Tyler has over 30 years’ experience in telecommunications, media and electronic commerce. He is Managing Director and Senior Partner of London-based professional services firm Tyler & Company, which provides advisory and analytical services to the telecommunications sector.

Before founding Tyler & Company, Mr Tyler was a Senior Partner and Director at Putnam, Hayes & Bartlett Inc., where he headed the telecommunications consulting business, and before that, he led the United States commercial telecommunications practice as a Partner and Vice-President at Booz, Allen & Hamilton Inc. He is a former member of the teaching and research faculty of the Massachusetts Institute of Technology. Mr Tyler started his telecommunications career at British Telecom in the 1970s.

DIRECTOR INDEPENDENCE

Board Independence Requirements

The Board Charter requires that a majority of directors be “independent”, as that term is defined in the Board Charter. The look-back period for determining director independence begins as at 1 July 2003.

In order for a director to be considered independent:

•	the director must not serve on the Board for a period which could reasonably be perceived to interfere with the director’s ability to act in the best interests of Telecom; and

•	the Board must affirmatively determine that the director does not have a material relationship with Telecom (other than solely as a consequence of being a director).

The Board Charter specifies that a “material relationship” includes:

•	a direct (including acting as an executive director) or indirect interest or relationship that could reasonably influence or be perceived to influence in a material way, the director’s decisions in relation to Telecom;

•	a situation occurring after 1 July 2003, whereby the director or the director’s immediate family member, in the past three-years (and for the avoidance of doubt, in no case before 1 July 2003):

•	is an employee (or in the case of the family member an executive officer) of Telecom;

•	receives more than NZ$150,000[1] direct compensation during any 12-month period from Telecom or a company within the Telecom Group (other than directors’ fees, committee members’ fees or retirement payments);

•	is a current partner of a firm that is Telecom’s internal or external auditor; is a current employee of such a firm (and in the family member’s case that person participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice); or was, but is no longer, a partner or employee of such a firm and personally worked on Telecom’s audit within that time;

•	is employed as an executive officer by a company which has a remuneration committee on which a Telecom executive officer sits; or

•	is employed by (or in the family member’s case that person is employed as an executive officer of) another company that makes payments to or receives payments from Telecom, that in any financial year exceed the greater of 2% of that other company’s consolidated revenue or NZ$2 million.

•	a relationship as a principal of a material professional advisor, a material consultant to Telecom or an employee materially associated with the service provided, or employed in an executive capacity by Telecom at any time within the past three-years;

•	a relationship as a material customer or supplier of Telecom (including as a director or officer of the customer or supplier) or a party to a material contract with Telecom;

•	a relationship as a substantial security holder of Telecom or an associated person of that substantial security holder (other than solely as a consequence of being a director of Telecom);

•	a relationship (other than in the capacity as a director of Telecom) with Telecom or a substantial security holder of Telecom or between an associated person of Telecom or the substantial security holder and by virtue of which the director or any associated person of the director has derived or is likely to derive, in Telecom’s current or next financial year, 10% or more of his, her or its annual revenue during such financial year.

The terms used in the definition of “material relationship” are defined in the Board Charter.

When considering whether a relationship is “material” the Board will consider the materiality of the relationship from the perspective of each of Telecom, the director and the person or organisation with which the director is related (for example, the customer, supplier or advisor).

Where the Board has not set materiality thresholds it will consider relationships on a case-by-case basis and as a general policy would consider a threshold of 5% to be relevant in determining materiality.

At its August 2006 Board Meeting, the Board resolved that, based on the director independence criteria contained in its Board Charter and information provided by directors regarding their interests, all directors on the Board at that time, except Rod McGeoch and Theresa Gattung, were independent.

The Board considers that Rod McGeoch’s role as Chairman of Saatchi & Saatchi’s Trans-Tasman Advisory Board could preclude Mr McGeoch from being reasonably perceived as independent.

[1]	The New York Stock Exchange Rules specify that a director is not independent if, during any 12 month period, they (or an immediate family member) receive compensation in excess of US$100,000.

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

Rob McLeod was until 30 September 2004 Chairman of Ernst & Young Limited. The Board does not consider that Mr McLeod’s relationship with Ernst & Young precludes him from being regarded as independent. While Ernst & Young has in the past three-years provided consulting services to Telecom, at no time have the fees for those services exceeded 5% of annual revenue from either a Telecom or Ernst & Young perspective, therefore, Telecom does not consider these fees to be material under the independence test contained in the Board Charter. In addition, Mr McLeod has not been involved in the provision of those services.

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

Audit and Risk Management Committee Independence Requirements

All members of the Audit and Risk Management Committee must be independent, in accordance with the independence criteria contained in the Board Charter and Rule 10A-3 under the US Securities Exchange Act (which is restated in the Audit and Risk Management Committee Charter). In accordance with Rule 10A-3 and the Audit and Risk Management Committee Charter, committee members (and their family members and entities to which they are related) must not:

•	accept (directly or indirectly) any compensation, or consulting, advisory or other fees from Telecom (other than those relating to their services as committee and Board members or retirement payments) made under the Telecom Constitution); and

•	be an affiliated person of Telecom.

Each member must be financially literate. In addition, at least one member of the Audit and Risk Management Committee must be a financial expert, as defined in the Audit and Risk Management Committee Charter and Item 16A of Form 20-F.

As at 6 September 2006, each member of the Audit and Risk Management Committee was an independent, non-executive director of the Board. See below for the current membership of the Audit and Risk Management Committee and “Item 16 – Audit Committee Financial Expert” for details of the financial expert(s) who sit on that committee. The industry knowledge and financial experience of members of the Audit and Risk Management Committee is set out above under the heading “Board Composition”.

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

Human Resources and Compensation Committee

The Human Resources and Compensation Committee’s role is to assist the Board in overseeing the management of the human resources activities of Telecom. The Committee’s responsibilities include:

•	reviewing the current remuneration and human resources strategy, structure and policy for Telecom and reviewing remuneration practices to ensure they are consistent with such policies;

•	overseeing Telecom’s recruitment, retention and termination policies and procedures for senior management;

•	making recommendations to the Board with respect to senior executive incentive remuneration plans, share option plans, employee share ownership plans and other employee benefits;

•	overseeing succession planning for senior management and the Chief Executive Officer;

•	reporting to the Board the committee’s recommendations regarding the evaluation of the Chief Executive Officer and the content of the key performance objectives of the Chief Executive Officer;

•	reviewing the Chief Executive Officer’s performance evaluation of direct reports and approving their remuneration and/or any variation to their terms of employment;

•	reviewing and approving the compensation arrangements for the Chief Executive Officer;

•	approving the appointment and termination of the Chief Executive Officer’s direct reports (except for the Chief Financial Officer and Telecom Group General Counsel); and

•	recommending to the full Board the remuneration of directors.

Nominations and Corporate Governance Committee

The Nominations and Corporate Governance Committee’s role is to identify and recommend to the Board nominations for members of the Board. The Committee also develops and reviews Telecom’s corporate governance principles and makes recommendations to the Board. The Nominations and Corporate Governance Committee’s responsibilities include:

•	making recommendations to the Board on its size and composition;

•	reviewing the criteria for the selection of directors and recommending to the Board appropriate candidates for nomination;

•	overseeing the performance evaluation of the Board and reviewing Board succession planning; and

•	developing and amending Telecom’s corporate governance principles and making recommendations to the Board.

Committee composition and director independence as at 6 September 2006

Director	Independent	Date appointed to the board	Audit and Risk Management Committee	Nominations and Corporate Governance Committee	Human Resources and Compensation Committee
Theresa Gattung	No	October 1999	—	—	—
Wayne Boyd	Yes	July 2004	Yes	Yes	Yes
Rod McGeoch	No	April 2001	—	Yes	Yes
Robert McLeod	Yes	July 2004	Yes (Chair)	Yes	—
Patsy Reddy	Yes	December 1997	—	Yes	Yes (Chair)
Michael Tyler	Yes	June 1999	Yes	Yes	—

The New York Stock Exchange has adopted corporate governance standards for companies listed on the New York Stock Exchange. The New York Stock Exchange has granted foreign private issuers, such as Telecom, a “home country” exemption from most of these requirements. Telecom is, however, required to provide a brief description of the significant differences between Telecom’s corporate governance practices and the New York Stock Exchange corporate governance requirements either in Telecom’s annual report sent to shareholders or on Telecom’s website. Telecom provides this description (as detailed in its Section 303A Annual Written Affirmation), and its principal governance documents and details of its governance practices, on its website at: www.telecom.co.nz/About Telecom/Governance at Telecom/Governance Compliance Checklists.

EXECUTIVE SESSIONS

The Board has regularly scheduled executive sessions from which management and the Chief Executive Officer absent themselves. The Chairman, Mr Boyd, chairs these sessions.

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

Under clauses 73.1 and 73.2 of the Constitution and rules 3.3.8 and 3.3.9 of the NZSX Listing Rules, at least one third of directors (or nearest whole number) must retire by rotation. The managing director is exempted from the requirement to stand for re-election, however, the managing director is counted in determining the number of directors that must retire. The directors to retire are those who have been longest in office since they were last elected or deemed elected. Under clause 14.4 of the Australian Stock Exchange (“ASX”) Listing Rules, a director must not hold office without re-election past the third annual meeting following the director’s appointment or three years, whichever is longer. The directors who are required to retire by rotation are those who have been longest in office. Any director appointed to the Board during the year to fill a casual vacancy is also required to stand for re-election at the annual meeting immediately following their appointment. At least one-half of the Board must be New Zealand citizens (as defined in Telecom’s Constitution).

The directors have no fixed term of office but are subject to the retirement provisions of the Constitution summarised above. In addition the Constitution specifies that directors must retire on reaching the age of 70 years. As a matter of policy the Board has agreed that no director appointed after 1 July 2003 should remain a director for more than six years (or two terms) following their first election (or re-election if initially appointed by way of casual vacancy) by shareholders, unless the Board determines otherwise. Where a director is coming to the end of such a period the Board will consider whether or not the director should be invited to stand for re-election for a further three-year term. In the case of existing directors the policy will be applied from the date of their next re-election after 1 July 2003. Retirement allowances will only be paid to directors appointed prior to 1 May 2004. See “Item 10 – Additional Information - Remuneration”.

EXECUTIVE OFFICERS

None of the executive officers have fixed term contracts.

As at 6 September 2006 the executive officers of Telecom (except the Chief Executive Officer) (“Executive Officers”) were as follows:

Marko Bogoievski

Chief Financial Officer

Responsibilities

Marko manages the Corporate Finance function and oversees Telecom’s Group Strategy unit. He represents Telecom’s interests on the board of Hutchison 3G Australia Pty Limited and is the Executive Sponsor of the consumer and small enterprise segment of the Australian business.

Background

Marko joined Telecom in May 2000 from the United States. He has held a number of senior financial, operational and sales roles with Lion Nathan, Ansett, Elders Finance Group and PricewaterhouseCoopers. A Wellingtonian, he graduated from Victoria University with a Bachelor of Commerce and Administration. He also has an MBA from the Harvard Graduate School of Business.

Mark Ratcliffe

Chief Operating Officer Technology & Enterprises

Responsibilities

Mark was appointed Chief Operating Officer Technology & Enterprises in April 2006. His previous role was Chief Information Officer. He is responsible for all of Telecom’s network and IT operations as well as wholesale activities.

Background

Prior to Telecom, Mark worked in senior accounting, IT, project management and consulting roles in England and New Zealand. Mark has a BA (accountancy and commerce) from Huddersfield University, England.

Mark Verbiest

Group General Counsel

Responsibilities

Appointed Group General Counsel in November 2000, Mark Verbiest oversees the provision of legal services to Telecom and is responsible for internal audit and risk management, the Company

Secretariat, compliance and public affairs. He also has responsibility for the international and Yellow Pages Group businesses and Telecom’s investment in the Southern Cross Cable.

Background

Mark has extensive experience in securities law, corporate and commercial law, competition law and the trade practices area. Mark gained a law degree from Victoria University of Wellington before starting his legal career in the early 1980s. Mark was a senior partner at national law firm Simpson Grierson for a considerable period, focusing on corporate advisory work, before joining Telecom. He is also a director of Gas Industry Company Limited, a co-regulatory body established to assist in ensuring appropriate industry and regulation arrangements are in place for the Gas Industry in New Zealand.

Simon Moutter

Chief Operating Officer, Business

Responsibilities

Simon was appointed Chief Operating Officer, Business, in April 2006. He is responsible for all of Telecom’s managed customer business, including Gen-i, AAPT Business Solutions and Telecom Business Solutions, as well the small enterprise segment in New Zealand. He also provides executive sponsorship for Ferrit - Telecom’s online shopping Mall.

Background

Simon was appointed Chief Operating Officer, New Zealand in February 2002 after joining Telecom in September 1999 as General Manager Network Delivery. Before Telecom, Simon worked in various senior management positions in the energy sector, including as Chief Executive Officer of Powerco Ltd, General Manager of New Plymouth Energy, and Station Manager at the New Plymouth Power Station. Simon has a Master’s Degree in Engineering (Electrical) from Canterbury University and a Bachelor of Science (Physics) from Massey University.

Kevin Kenrick

Chief Operating Officer, Consumer

Responsibilities

Kevin Kenrick was appointed Chief Operating Officer, Consumer for Telecom New Zealand in April 2006. He has responsibility for the product development, marketing, sales and service functions of both fixed and mobile, in the consumer customer segment. He also looks after brand management, sponsorship and marketing communications for this segment.

Background

Kevin joined Telecom in November 1999 as Sales & Marketing Manager, Xtra, and in July 2000 was appointed General Manager, Marketing. He has held various marketing roles with a number of New Zealand’s leading corporate organisations, including Air New Zealand, Lion Nathan and Carter Holt Harvey and spent a period working for British Telecom in the United Kingdom. Kevin graduated from Waikato University with a Bachelor of Management Studies.

Trisha McEwan

Group General Manager Human Resources

Responsibilities

Trisha is responsible for the Human Resources Group which oversees and develops strategies and policies to ensure that Telecom people will most effectively contribute to the achievement of the Company’s business goals.

Background

Trisha joined Telecom in February 2002 from Sydney-based international recruitment consultants Korn Ferry where she was Head of the Management Assessment Practice. Her previous role was Group Human Resources Director for Fletcher Challenge Ltd. Her career has included marketing, financial, and human resource management roles and has spanned the forestry, oil, building, and paper industries. Ms McEwan holds a BA from Lancaster University and a post-graduate diploma in Management Administration from Auckland University.

COMPENSATION

Director remuneration

During the year to 30 June 2006 the total remuneration paid to non-executive directors and value of other benefits received by the directors of Telecom were as follows:

Name	Total remuneration[1]	Retirement allowances accrued as at 30 June 2006[2]	Retirement allowances paid as at 30 June 2006[2]
	$	$	$
Roderick Deane[3]	410,500	—	911,363
Theresa Gattung[4]	2,907,500	—	—
Paul Baines[3,5]	135,140	—	352,647
Wayne Boyd[5]	152,961	—	—
Rod McGeoch[6]	149,889	199,619	—
Rob McLeod[5]	152,961	—	—
Patsy Reddy[5]	137,500	372,594	—
Michael Tyler	132,500	294,344	—
Total[7]	$1,271,451	$866,557	$1,264,010

[1]	The figures shown are gross amounts and exclude GST where applicable. Telecom meets costs incurred by directors which are incidental to the performance of their duties. This includes providing directors with telephone concessions (which can include free telephone line rental, mobile phone, national and international phone calls and online services) and paying the cost of directors’ travel. As these costs are incurred by Telecom to enable directors to perform their duties, no value is attributable to them as benefits to directors.

[2]	Retirement allowances are accrued based on the number of years service and fees for the highest paid three-years of service as a non-executive director to date. It is the Board’s policy, as confirmed in each director’s appointment letter, that the retirement allowances of all non-executive directors in office at 1 May 2004 be grandfathered and that on the eventual retirement (or death during office) of any such non-executive director a retirement allowance be paid to that director, calculated on the following basis:

•	that there will be no eligibility for a retirement allowance unless the non-executive director has served a minimum of three-years; and

•	after a period of three-years service, that the following formula be applied in the calculation of a retirement allowance in respect of the retirement of an existing non-executive director:

A/9 x B

where:

A =	number of years served as a non-executive director, provided that A shall not exceed 9.
B =	sum of fees earned as a non-executive director in the three highest paid years as a non-executive director, the terms of such to be set out in revised letters of appointment.

[3]	Dr Deane and Mr Baines resigned effective 30 June 2006. The retirement allowances paid to them were based on the actual years service in accordance with the methodology shown in footnote 2 above.

[4]	Ms Gattung does not receive directors’ fees. The amount shown in the above table is remuneration actually received by Ms Gattung during the financial year. It does not reflect remuneration earned by her for the period. The Chief Executive Officer’s total remuneration includes a significant performance-based component which is comprised partly of share options valued using a lattice-binomial methodology. For the year to 30 June 2006, the total remuneration of $2,907,500 included share options allocated during the year having a deemed value of $335,000 (independently valued using a lattice-binomial option pricing model) and the performance incentive payment for the period ending 30 June 2005, which was paid during the year.

[5]	Mr Baines and Ms Reddy each received $25,000 per annum as remuneration for their roles as Chair of the Audit and Risk Management Committee and Human Resources and Compensation Committee respectively. Mr Baines retired as Chair of the Audit and Risk Management Committee effective 4 May 2006 and Mr McLeod was appointed as Chair. On 4 May 2006, Mr Boyd was appointed Chair of the Nominations and Corporate Governance Committee.

[6]	Mr McGeoch is paid A$25,000 for the additional services he undertakes in assisting the Australian business which is included in the amount of his remuneration shown above. The accrual for the retirement allowance shown is based on fees paid to him as a director of Telecom and does not include any calculation for fees paid to him for the special services.

[7]	The total excludes the remuneration of the Chief Executive Officer, Ms Gattung.

No director other than Ms Gattung currently receives compensation in the form of stock options or restricted shares and do not participate in a bonus or profit sharing plan.

At the 2003 Annual Meeting, shareholders approved the aggregate of $1,500,000 per annum as being available to be paid to Telecom’s directors for their services as directors of Telecom (but not for services as Managing Director). Current annual directors’ fees are as follows:

Position	Annual Fees
Chairman	$410,500
Non-executive director (excluding the chairman)	$112,500 (if appointed on or before 1 May 2004) $140,625 (if appointed after 1 May 2004)
Additional amount paid to each overseas-based (residing outside of New Zealand and Australia) non-executive director	$10,000
The Chair of each of the Audit and Risk Management Committee, Human Resources and Compensation Committee, and Nominations and Corporate Governance Committee (if different from the Chairman)	$25,000
Membership of a Board Committee (excluding the Chairman and those persons who chair other Telecom Committees)[1]	$10,000

[1]	No more than one amount for membership of a Board committee will be paid where a Director is a member of more than one committee

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

No director (excluding the Chief Executive Officer) has a service contract with any member of the Telecom Group that provides for benefits or remuneration in the event that the service of any such director within the Telecom Group is terminated. Details of benefits or remuneration to be paid to the Chief Executive Officer in the event that her service is terminated, are set out under “Chief Executive Officer Remuneration” below.

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

CHIEF EXECUTIVE OFFICER REMUNERATION

The table below details the nature and amount of each element of emolument earned by Telecom’s Chief Executive Officer, Theresa Gattung, for the year ending 30 June 2006.

	Base salary	Performance Incentive Scheme (Paid during year ending 30 June 2006)		Performance Incentive Scheme (Earned during year ending 30 June 2006)		Performance Option Scheme
Theresa Gattung Chief Executive Officer	$1,250,000	$1,322,500	[1]	$660,000	[2]	$335,000

[1]	This figure details the performance incentive earned by Ms Gattung during the period ending 30 June 2005, but paid to Ms Gattung in August 2005 (being the 2006 financial year). In accordance with the requirements of the Performance Incentive Scheme, 50% of the performance incentive amount was paid in cash and the after-tax amount of this figure was used to acquire Telecom shares on 19 September 2005, which have restrictive conditions attached to them.

[2]	This figure details the performance incentive earned by Ms Gattung during the period ending 30 June 2006, but paid to Ms Gattung in August 2006 (being the 2007 financial year). In accordance with the requirements of the Performance Incentive Scheme, 50% of the performance incentive amount was paid in cash and the after-tax amount of this figure was used to acquire Telecom shares on 15 September 2006, which have restrictive conditions attached to them.

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

The key measure currently used in determining the amount of the incentive award is Telecom performance measured on an Economic Value-added basis or on specific derivatives of EVA such as EBITDA. In addition to the overall targets, the Board sets specific performance objectives against which it measures Ms Gattung’s performance. The specific performance objectives currently include financial criteria based on Telecom’s business and strategic plans and other criteria relating to corporate governance, reputation, effective leadership and management. These objectives are set at the beginning of each financial year and assessed at the end of the financial year by the Board when it makes its determination of the incentive award.

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

The scheme provides that the Board may require (with the agreement of the Chief Executive Officer) that 50% of the after tax amount of the incentive award be applied to the subscription for new shares or the purchase of shares on market, or to pay the incentive award in cash. For the 2006 payment, Ms Gattung has consented to the share component of the Performance Incentive Scheme being met by the payment in cash of the relevant after tax amount to Ms Gattung and the application of that amount to the issue of new shares.

The shares issued to (or to be purchased by) Ms Gattung under the Performance Incentive Scheme are not able to be sold or otherwise disposed of for a three-year period following issue. The shares have equivalent rights, including voting rights, to shares held by all other Telecom shareholders. If Ms Gattung’s employment is terminated for cause then any shares issued or purchased under the Performance Incentive Scheme within the previous three-years will be forfeited. If Ms Gattung’s employment otherwise ceases then the Board retains the discretion to remove the restrictions on disposal.

Performance Option Scheme

Under the Performance Option Scheme the Board determines, within the scope of the limit approved by the shareholders, the number of performance options granted in each year.

At the Annual Meeting in 2003, shareholder approval was obtained to grant Ms Gattung 1,500,000 options under this scheme over the following three-years. Pursuant to that approval 500,000 options were granted in November 2003 (with an effective date of 19 September 2003), 500,000 options were granted on 1 September 2004, and the remaining 500,000 options were granted on 1 September 2005.

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

The performance hurdle for one tranche is the requirement that the average daily closing price of Telecom shares, reported on the NZSX for the 10 business days immediately preceding the date of testing, must exceed the exercise price escalated by Telecom’s estimated cost of equity, adjusted downward by the value of net dividends paid in the relevant period. The required return is determined by the Board after receipt of advice from external advisors. The cost of equity benchmark for the first allocation of options, issued in November 2003, was set at 11.6% which applies for the first 12 months of the term of the options. The cost of equity benchmark for each of the past three years has been set as follows, 2003/04 – 11.6%; 2004/05 – 11.2%; 2005/06 – 10.2%.

The performance hurdle for the second tranche is the requirement that Telecom’s total shareholder return must exceed, over a comparable period, the gross returns on the Morgan Stanley Capital International Inc. (“MSCI”) World Integrated Telecommunication Services Index. Total shareholder return is a combination of dividends paid since the date of grant of the option, and share price movement. It is calculated with reference to the option exercise price, the average daily closing price of Telecom shares reported on the NZSX for the 10 business days immediately preceding the date of testing and net dividends paid. The MSCI World Integrated Telecommunication Services Index comprises diversified and integrated telecommunications companies and is calculated by MSCI. This index reflects the total shareholder return of the constituent companies and is based on gross returns i.e. share price movement and dividends paid.

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

The Board has determined that no options will be granted by Telecom for the 2006-07 year and, accordingly, no options will be granted to the Chief Executive Officer under the Performance Option Scheme in the 2006-07 year. Instead, the longer-term component of her remuneration package will be delivered through a cash-based incentive scheme that will be paid subject to performance against specific strategic business transformation measures to secure the long-term value of Telecom over a two year period to 30 June 2008. This amount may be paid in instalments over the two year period, and if the Chief Executive Officer’s employment should cease prior to 30 June 2008 for any reason other than termination for cause, the Board has the discretion to pay any outstanding amount in full (see “Exhibit 4.5”).

Executive Officer Remuneration

The aggregate amount of compensation payable by Telecom in respect of Executive Officers as a group during the financial year ending 30 June 2006 was $12,276,7421.

[1]	In order to obtain this aggregate amount remuneration paid to Australian executives has been converted from Australian dollars into NZ dollars at the average exchange rate (expressed in Australian dollars per NZ$1.00) for 2006, which was 0.8949. The exchange rate as at 30 June 2006 was 0.8183.

The table below details the nature and amount of each element of emolument earned by the top five executives for the year ending 30 June 2006.

	Base Salary[1]	Annual Cash-Based Incentive[2] (Paid during year ending 30 June 2006)	Annual Cash-Based Incentive[3] (Earned during year ending 30 June 2006)	Share Options	Share Rights	Total equity- based remuneration[4]
Marko Bogoievski Chief Financial Officer	$850,000	$727,375	$440,000	$548,282	$300,611	$848,893
Simon Moutter Chief Operating Officer, Business	$750,000	$724,500	$456,500	$164,485	$210,428	$374,913
Mark Ratcliffe Chief Operating Officer, Technology & Enterprises	$520,000	$402,500	$249,000	$109,657	$140,284	$249,941
Mark Verbiest Group General Counsel	$475,000	$345,000	$260,000	$109,657	$100,207	$209,864
Trisha McEwan Group GM Human Resources	$450,000	$253,000	$230,000	$82,242	$75,154	$157,396

[1]	Base salary is the total cost to Telecom of salary and packaged benefits (including motor vehicles and parking) received in the year to 30 June 2006 and includes fringe benefit tax as appropriate. As with other Telecom employees, the above individuals and the Chief Executive Officer also receive telephone concessions which include free telephone line rental, national and international calls, mobile and online services.

[2]	The annual cash-based incentive scheme was previously known as the Economic Value-added Incentive Scheme. The amount above is the actual annual incentive paid to Executive Officers in relation to company and individual performance for the year ending 30 June 2005, and paid in August 2005, being the 2006 financial year.

[3]	The annual cash-based incentive scheme was previously known as the Economic Value-added Incentive Scheme. The amount above is the actual annual incentive paid to the Executive Officers in relation to company and individual performance for the year ending 30 June 2006, and paid in August 2006, being the 2007 financial year.

[4]	The Share Options and Share Rights are valued based on analysis undertaken by an independent external advisor, predominantly using a lattice-binomial model and other accepted option valuation methodologies.

ANNUAL CASH-BASED INCENTIVE SCHEME

The annual cash-based incentive scheme applies at all levels in the organisation and is an integral part of Telecom’s overall approach to competitive performance-based remuneration. It aims to reward individuals for meeting or exceeding individual, business group and company goals that are aligned to Telecom’s strategic direction. Telecom Group performance is based on key financial measures set by the Board.

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

The cash-based incentive scheme was refined with effect from the 2004-05 year. Changes have been made to the scheme structure to achieve greater differentiation of incentive payments and to provide for a more dynamic performance management process. The incentive design balances business performance and individual performance so that above target performance in both results in above target payments, while below target performance in either results in lower incentive payments. In the future, a greater emphasis will be placed going-forward on longer-term strategic measures in the business performance component.

EQUITY BASED INCENTIVE SCHEMES

Telecom also operates equity or non-cash based long-term incentive schemes (refer Note 24 to the Financial Statements for details of the number of shares and options issued under the schemes). These are designed to ensure there is an appropriate balance between short, medium and longer-term performance objectives and to align senior management with shareholder interests. Approximately 570 senior managers currently participate in equity-based incentive schemes. Telecom’s long-term incentive programme has two types of equity-based schemes, the Share Option Scheme and a Restricted Share Scheme.

The total number of shares (including restricted shares), share rights and share options on issue under Telecom’s equity-based incentive schemes comprised less than 2% of the total shares on issue at 30 June 2006.

Telecom Share Option Scheme

The Telecom Share Option Scheme has operated since 1994. In September 2004, when the latest annual grant took place, 47 senior managers were granted options.

The Human Resources and Compensation Committee annually approves the option valuation based on analysis undertaken by independent external advisors, predominantly using a lattice-binomial model and other accepted option valuation methodologies.

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

Only individuals who meet satisfactory performance standards are eligible to be granted share options in any year. In addition, in September 2003 a further performance hurdle was introduced. Broadly, the performance hurdle requires that total shareholder return, measured as the combination of share price appreciation and dividends paid, must exceed Telecom’s estimated cost of equity since the grant of the share option. External advisors calculate the cost of equity annually. Achievement of the performance hurdle is independently verified and once achieved, share options that have vested may be exercised at any time up to and including the lapse date of the share options.

The Board has determined that it will not grant any options in the 2006-07 year. Most senior managers with an equity incentive component in their remuneration package will receive this component in the form of Restricted Shares for the 2006-07 year. Executive Officers will have a portion of their equity-based incentive component replaced by a cash-based incentive scheme that will be paid subject to performance against specific strategic business transformation measures to secure the long-term value of the Company over a two year period to 30 June 2008.

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

No dividend rights attach to restricted shares granted after 1 September 2003, until such shares become ordinary shares and are transferred to the participant. A discount is applied to restricted shares granted after 1 September 2005 to adjust for the present value of dividends expected to be foregone during the three-year vesting period. NZX has granted a waiver from NZSX Listing Rule 8.1.4 to allow Telecom to issue securities at more than a 10% discount to the average market price of Telecom’s ordinary shares on issue. Upon the implementation of this discount, the allocation price of shares issued under the Restricted Share Scheme will be:

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

The Share Rights Scheme is also now used for Executive Officers. Under the Share Rights Scheme (previously called the Australian Executive Option Scheme), participants are granted rights to purchase Telecom shares at a nil cost strike price. Generally rights cannot be exercised for a three-year period. The rights will be exercisable at the end of the restricted period only if the individual is still employed by Telecom, except in special circumstances. Participants do not have rights to vote or receive dividends until they have exercised the right to purchase shares at the end of the restricted period. The price of a right is determined under a similar methodology and subject to a similar NZX waiver as that applied to the Restricted Share Scheme.

SUPERANNUATION

A$12,139.20 was paid to directors and Executive Officers as superannuation, as required under Australian law, for the financial year ended 30 June 2006.

RETIREMENT/REDUNDANCY

During the 2006 financial year Telecom made pension contributions of $1 million to the New Zealand Government Superannuation Fund (30 June 2005: $2 million; 30 June 2004: $1 million, 30 June 2003: $2 million) and $14 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992, (30 June 2005: $12 million; 30 June 2004: $11 million, 30 June 2003: $11 million). Telecom has no other obligations to provide pension benefits in respect of employees.

Executive Officers’ service contracts do not provide for benefits in the event of an executive ending service with Telecom. The Executive Officers’ service contracts provide that in the event an Executive Officer is made redundant, he or she will be entitled to receive redundancy compensation equivalent to the value of nine months of the executive’s total base remuneration entitlement. The Executive Officer will also be entitled to receive any incentive scheme entitlement in accordance with the rules of the relevant incentive scheme, in the event of his or her redundancy. In the event that an Executive Officer’s employment is terminated without notice, at the discretion of the Chief Executive Officer, the executive will be entitled to his or her redundancy compensation but will not be entitled to any other additional payment in lieu of notice.

The Board may terminate the employment of the Chief Executive Officer by the giving of 12 months’ notice in writing without cause. The Board may elect to make payment in lieu of giving notice, including the right to give a shorter period of notice than that required, with a payment of base salary on account of the balance of the notice required. No notice period is required in the case of serious misconduct. There is no redundancy provision contained in the contract with the Chief Executive Officer.

EQUITY HOLDINGS

Value of Equity-Based Compensation

The table over the page details equity-based compensation granted to the Chief Executive Officer and each of the top five executives prior to 30 June 2006, that were exercised, unrestricted or lapsed during the period ending 30 June 2006 and the value derived from those securities.

Aggregate Equity Holdings as at 30 June 2006 - incl number granted, unrestricted, lapsed during the year

	Number held at start of year	Number granted during the year as remuneration	Number vested/ acquired	Number lapsed during the year	Number exercised during the year	Number held at the end of the year	Exercise price range	Earliest possible exercise date/transfer date range	Expiry date range
Theresa Gattung
Share Options - pre September 2003	1,500,000	n/a	n/a	259,646	n/a	1,240,354	$4.70 - $6.77	01/09/02 - 01/09/05	01/09/06 - 01/09/08
Performance Options[2]	1,000,000	500,000	n/a	n/a	n/a	1,500,000	$5.01 - $5.93	19/09/06 - 16/09/08	19/09/09 - 19/09/11
Performance Shares	74,065	66,126	n/a	n/a	n/a	140,191	nil	01/09/07 - 16/09/08	n/a

Marko Bogoievski
Share Options - pre September 2003[1]	946,805	n/a	n/a	n/a	n/a	946,805	$4.70 - $6.77	01/09/01 - 01/09/05	01/09/06 - 01/09/08
Share Options - post September 2003[1]	752,837	818,331	n/a	n/a	n/a	1,571,168	$5.01 - $6.11	19/09/05 - 16/09/08	19/09/09 - 16/09/11
Share Rights[1]	97,907	60,607	n/a	n/a	15,969	142,545	nil	19/09/06 - 16/09/08	19/12/06 - 16/12/08
Ordinary Shares[3]	29,810	n/a	20,053	n/a	n/a	49,863	n/a	n/a	n/a

Simon Moutter
Share Options - pre September 2003[1]	700,532	n/a	n/a	85,114	n/a	615,418	$4.70 - $6.77	01/09/01 - 01/09/05	01/09/06 - 01/09/08
Share Options - post September 2003[1]	460,019	245,500	n/a	n/a	n/a	705,519	$5.01 - $6.11	19/09/05 - 16/09/08	19/09/09 - 16/09/11
Share Rights[1]	60,143	42,425	n/a	n/a	9,981	92,587	n/a	19/09/06 - 16/09/08	19/12/06 - 16/12/08
Ordinary Shares	9,086	n/a	9,981	n/a	n/a	19,067	n/a	n/a	n/a

Mark Ratcliffe
Share Options - pre September 2003[1]	398,167	n/a	n/a	n/a	n/a	398,168	$4.70 - $6.77	01/09/01 - 01/09/05	01/09/06 - 01/09/08
Share Options - post September 2003[1]	301,136	163,667	n/a	n/a	n/a	464,803	$5.01 - $6.11	19/09/05 - 16/09/08	19/09/09 - 16/09/11
Share Rights[1]	39,164	28,283	n/a	n/a	6,388	61,059	nil	19/09/06 - 16/09/08	19/12/06 - 16/12/08
Ordinary Shares	10,146	n/a	6,388	n/a	n/a	16,534	n/a	n/a	n/a

	Number held at start of year	Number granted during the year as remuneration	Number vested/ acquired	Number lapsed during the year	Number exercised during the year	Number held at the end of the year	Exercise price range	Earliest possible exercise date/transfer date range	Expiry date range
Mark Verbiest
Share Options - pre September 2003[1]	281,003	n/a	n/a	n/a	n/a	281,003	$4.70 - $5.78	15/11/01 - 01/09/05	15/11/06 - 01/09/08
Share Options - post September 2003[1]	275,968	163,667	n/a	n/a	n/a	439,635	$5.01 - $6.11	19/09/05 - 16/08/08	19/09/09 - 16/09/11
Share Rights[1]	36,364	20,203	n/a	n/a	6,188	50,379	nil	19/09/06 - 16/09/08	19/12/06 - 16/12/08
Ordinary Shares	6,845	n/a	6,188	n/a	n/a	13,033	n/a	n/a	n/a

Trisha McEwan
Share Options - pre September 2003[1]	175,911	n/a	n/a	n/a	n/a	175,911	$4.94 - $5.27	01/03/03 - 01/09/05	01/03/08 - 01/09/08
Share Options - post September 2003[1]	230,010	122,750	n/a	n/a	n/a	352,760	$5.01 - $6.11	19/09/05 - 16/09/08	19/09/09 - 16/09/11
Share Rights[1]	30,073	15,152	n/a	n/a	4,991	40,234	nil	19/09/05 - 16/09/08	19/12/06 - 16/12/08
Ordinary Shares[3]	3,254	n/a	5,098	n/a	n/a	nil	n/a	n/a	n/a

[1]	Share options granted under the Telecom Share Option Scheme comprise options to acquire fully paid ordinary shares issued by Telecom. Vesting of options issued post September 2003 are subject to satisfying the cost of equity performance hurdle described above. All options have a six year life from the date of grant. The exercise price is the average end of day market price of Telecom’s shares reported on NZSX in the month immediately preceding the grant date.

Share rights have been granted under the Telecom Share Rights Scheme. Scheme participants are granted rights to purchase Telecom shares at a nil cost strike price. Generally rights granted under the Share Rights Scheme cannot be exercised for a three-year period. Each share right vesting entitles the holder to one ordinary share in Telecom.

The share options and share rights will be exercisable at the end of the restricted period only if the individual is still employed by Telecom, except in special circumstances.

[2]	Shareholder approval at the Annual Meeting in 2003 was obtained in order to grant Ms Gattung up to 1,500,000 options over the following three years. Pursuant to that approval, 500,000 options were granted in November 2003 effective 19 September 2003, a further 500,000 in September 2004 and a further 500,000 in September 2005 with exercise subject to satisfaction of performance hurdles. If her employment ceases for any reason (except as described below) then the Board will have the discretion to allow her up to 12 months to exercise any options that have been granted prior to the cessation of her employment and the discretion to waive any related performance hurdles. However if she resigns or her employment is terminated for cause then all options that have not reached the three year anniversary date will immediately lapse. She has 12 months from the date of termination to exercise any other options, but only if the relevant performance hurdle is satisfied. The options have a six-year term from the date of issue and may be exercised following the third anniversary of that date subject to meeting the relevant performance hurdle. All grants are at the discretion of the Board within the context of the approval granted by shareholders and in no case will be later than three years after the date of the 2003 Annual Meeting of Shareholders. The Board has determined that no options will be issued to Ms Gattung in the 2006/07 year.

[3]	Marko Bogoievski and Trisha McEwan acquired ordinary shares during the year through the acquisition of shares under the Dividend Reinvestment Plan.

Value of equity based compensation—exercised or lapsed

The following table details equity-based compensation that was granted to the Chief Executive Officer and the Executive Officers in the year to 30 June 2006, that were exercised, unrestricted or lapsed during the period ending 30 June 2006 and the value derived from those securities.

	Date of grant	Date of exercise/lapse	Number exercised/ unrestricted/ (lapsed)	Exercise price
Theresa Gattung
Share Options	1-Oct-99	1-Oct-05	(259,646)		$7.86

Marko Bogoievski
Share Rights	19-Sep-03	28-Sep-05	15,969	$	nil

Simon Moutter
Share Options	13-Sep-99	13-Sep-05	(85,114)		$8.54
Share Rights	19-Sep-03	26-Sep-05	9,981	$	nil

Mark Ratcliffe
Share Rights	19-Sep-03	28-Sep-05	6,388	$	nil

Mark Verbiest
Share Rights	19-Sept 03	23-Sep-05	6,188	$	nil

Trisha McEwan
Share Rights	19-Sept-03	23-Sep-05	4,991	$	nil

SHARE OWNERSHIP

As at 6 September 2006, directors and Executive Officers as a group beneficially owned Telecom shares representing approximately 0.02% of the shares outstanding.

Directors beneficially owned Telecom shares as follows:

Name	Number of shares beneficially owned	Percentage[3]
Wayne Boyd	33,000	0.002%
Theresa Gattung[1]	140,191	0.004%
Rod McGeoch	20,000	0.001%
Robert McLeod	30,000	0.002%
Patsy Reddy	21,110	0.001%
Michael Tyler[2]	30,000	0.002%

[1]	Ms Gattung received these shares under the Performance Incentive Scheme which is further described above under the heading “Chief Executive Officer Remuneration”. These shares have the same voting rights as ordinary shares.

[2]	Held in the form of 3,750 American Depositary shares (1 American Depositary Receipt (“ADR”) equals 8 ordinary shares).

[3]	Each percentage stated has been rounded to the nearest 1/1000th of a percent

As at 6 September 2006 the Executive Officers beneficially owned less than 1% of Telecom shares. Executive Officers beneficially owned Telecom shares as follows:

Name	Number of ordinary shares beneficially owned	Percentage[2]
Marko Bogoievski	49,863	0.003%
Simon Moutter	19,067[1]	0.001%
Mark Ratcliffe	16,534	0.001%
Mark Verbiest	13,033[3]	0.001%

[1]	In addition, associated persons of Mr Moutter own 1,500 ordinary shares.

[2]	Each percentage has been rounded to the nearest 1/1000th of a percent.

[3]	In addition, associated persons of Mr Verbiest own 1,383 ordinary shares.

EMPLOYEES

The table below sets out the total number of employees employed by Telecom over the past three financial years.

Employees	Years Ended 30 June
	2006	2005	2004
Total Employees	9,033	8,560	6,628

The table below sets out a breakdown of persons employed by Telecom by business division and geographic location, as at 30 June 2006:

	No. of Employees
Business Division
Business	2,065
Consumer	2,698
Technology and Enterprises	1,682
International	152
Australian operations	1,639	[1]
Directories	530
Corporate	267
Total Group	9,033

Geographic Location
New Zealand	7,025
Australia	1,975
United Kingdom	10
United States	23
Total Group	9,033

[1]	Employee numbers for the Australian operations business division differ from those presented for Australia in the geographical disclosure as certain employees within the international and corporate operations are located within Australia.

The majority of Telecom’s employees reside in New Zealand and are employed on individual employment agreements with no fixed term. Telecom’s Australian employees are employed on individual employment contracts with no fixed term and Non-Union Enterprise Bargaining Agreements. Federal Awards which specify minimum wages and conditions are relevant to some of these contracts.

Fixed term employees and casual contractors are also used occasionally. At 30 June 2006, there were 385 fixed term employees.

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

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As at 6 September 2006, there were 1,960,939,221 shares outstanding. At the same date there were approximately 465 record holders in the United States holding 18.7% of the shares.

Current Substantial Security Holders

According to information publicly available to Telecom via notices filed pursuant to the New Zealand Securities Markets Act 19881, the beneficial owners of 5% or more of Telecom’s shares, as at 6 September 2006, were as follows:

Owner	Number owned	% of Class[4]
Commonwealth Banking Group	157,450,731	8.03%
Brandes Investment Partners LP2	130,996,636	6.68%
Mondrian Investment Partners Limited[3]	129,381,954	6.60%
Morgan Stanley Group	120,813,173	6.16%

[1]	Substantial security holder notices are required to be filed under the New Zealand Securities Markets Act 1988 immediately upon a 1% change in relevant interest. Accordingly, these notices provide the most recent record of significant changes in security holdings and have been used to provide the information in this section. For this reason, the security holdings disclosed may not correspond to the security holdings disclosed in the Forms 13G, which are only required to be filed with the SEC on an annual basis.

[2]	According to the relevant substantial security holder notice, the shares are held by Brandes Investment Partners LP for individual client accounts and the shares are beneficially owned by the clients, but Brandes Investment Partners LP has the authority to buy and sell the shares and to exercise the voting rights attached to those shares.

[3]	Formerly Delaware International Advisors Limited.

[4]	Holdings recalculated from the notices filed, as a percentage of shares outstanding at 6 September 2006, being 1,960,939,221 shares.

Telecom has a number of distinct relationships with the New Zealand Government, including as a preference shareholder, regulator and customer. The New Zealand Government holds one preference share known as the “Kiwi Share” that has special rights which are described in detail under “Item 10 – Additional Information.”

Substantial Security Holders – significant change in security holdings between 1 July 2003 and 6 September 2006

Commonwealth Banking Group

Date	Number owned	% of Class[1]
25 July 2006	157,450,731	8.03%

Brandes Investment Partners LP

Date	Number owned	% of Class[1]
31 July 2003	173,183,661	9.09%
1 September 2004	149,769,638	7.75%
17 September 2004	149,834,110	7.76%
14 April 2005	130,996,636	6.70%

Mondrian Investment Partners Limited (formerly Delaware International Advisors Limited)

Date	Number owned	% of Class[1]
22 September 2003	97,202,901	5.07%
15 December 2003	128,792,497	6.70%
4 May 2004	152,220,040	7.88%
27 September 2004	129,381,954	6.68%

Morgan Stanley Group

Date	Number owned	% of Class[1]
20 December 2004	101,755,557	5.23%
8 April 2005	76,886,373	3.93%
12 August 2005	103,354,431	5.27%
23 January 2006	128,961,765	6.59%
22 March 2006	194,795,746	9.94%
25 May 2006	169,888,797	8.66%
9 June 2006	143,278,253	7.33%
5 July 2006	120,813,173	6.16%

Perpetual Trustees Australia Limited

Date	Number owned	% of Class[1]
7 June 2004	97,151,188	5.03%
21 June 2004	96,160,854	4.98%
28 June 2004	97,060,854	5.01%
2 November 2004	96,506,490	4.97%
16 November 2004	97,228,110	5.00%
13 December 2004	96,935,189	4.99%
27 June 2005	98,930,501	5.05%
5 August 2005	121,169,143	6.19%
8 May 2006	91,709,184	4.68%
5 June 2006	100,748,424	5.14%
19 June 2006	95,384,693	4.86%

Franklin Resources Inc.

Date	Number owned	% of Class[1]
14 August 2003	130,374,253	6.84%
26 March 2004	112,539,172	5.85%
7 May 2004	96,067,543	4.97%

The Capital Group Inc.

Date	Number owned	% of Class[1]
22 July 2003	135,958,758	7.14%
12 August 2003	116,307,417	6.10%
2 September 2004	96,100,242	4.96%

Deutsche Australia Limited

Date	Number owned	% of Class[1]
11 November 2003	108,173,997	5.65%
2 December 2003	72,829,475	3.80%

ING Group

Date	Number owned	% of Class[1]
18 August 2005	185,825,607	9.49%
19 August 2005	115,825,607	5.91%
29 August 2005	145,971,501	7.45%
22 September 2005	144,188,348	7.36%
30 September 2005	97,516,466	4.97%
16 November 2005	125,091,321	6.38%
20 December 2005	98,468,740	5.02%
27 March 2006	96,114,546	4.90%
29 March 2006	99,660,876	5.07%
16 May 2006	130,575,280	6.66%
22 May 2006	158,109,237	8.06%
26 May 2006	126,868,068	6.47%
19 June 2006	101,504,354	5.19%
21 June 2006	126,656,576	6.46%
3 August 2006	91,130,496	4.65%

[1]	The percentage notified to Telecom by the substantial security holder at the time of the transaction.

Major shareholders have the same voting rights as other shareholders.

Telecom is aware that Babcock & Brown Limited holds a direct interest of approximately 0.4% in the Company, which has been acknowledged by them.

RELATED PARTY TRANSACTIONS

Interest of directors in certain transactions

Rod McGeoch is Chairman of the Saatchi & Saatchi Trans-Tasman Advisory Board. Telecom is a material customer of Saatchi & Saatchi, which supplies Telecom with services on an arm’s-length commercial basis.

Transactions with associate companies

Advances to associate companies

As at 30 June 2006, Telecom had made a long-term shareholders’ advance of US$57 million (NZ$95 million) to Southern Cross Cables Holdings Limited at an interest rate of Libor + 0.75% (30 June 2005: US$67 million, NZ$95 million).

Other transactions with associate companies

Telecom provides network operations and management services to Southern Cross in respect of its operations in New Zealand. Telecom makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased on Southern Cross. For more information on these transactions see Note 29 to the financial statements.

Loans to Executive Officers

While Executive Officers no longer participate in the Restricted Share Scheme (see “Item 6 – Directors, Senior Management and Employees - Restricted Share Schemes”), restricted shares were issued to Executive Officers up until September 2003. During this period Telecom loaned Philip King $27,591 to purchase restricted shares. Philip King ceased to be an Executive Officer in April 2006. Trisha McEwan was also loaned $16,880 to purchase restricted shares, however, this loan was repaid on 1 March 2005. These loans were both made on interest free terms. Mr Kenrick became an Executive Officer on 11 April 2006. He has loans outstanding of $397,250 in respect of the purchase of restrictive shares. These loans, which were granted between September 2003 and September 2005 (inclusive), are due for repayment between 19 September 2006 and 16 September 2008. He has not been provided with any further loans since he became an Executive Officer. Details of these restricted share holdings are described further under the heading “Item 6 – Directors, Senior Management and Employees—Share Ownership”.

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

Southern Cross

In 1998, Telecom entered into the Southern Cross project (“the project”) with Optus and WorldCom to establish the Southern Cross cable. Telecom obtained a waiver from the requirement in NZSX Listing Rule 9.2.1 for shareholder approval of material transactions with related parties in respect of any future transaction that might be entered into with Optus and WorldCom which are unrelated to the project. The waiver was granted on the following conditions:

•	the sole reason for the parties being related in terms of the NZSX Listing Rules is their involvement in the project, the parties are not related in any other way; and

•	the transaction must be entered into where there has been no material change in the interests held by the parties in the project and no material change to the rules and relationships of the parties within the joint venture.

Banking transactions

Telecom has a significant number of banking relationships and facilities in place. Telecom director, Rob McLeod is also a director of ANZ National Bank Limited, which is involved in the provision of banking facilities to Telecom. Until 30 June 2006, past Telecom Chairman, Roderick Deane was also a director of Australia and New Zealand Banking Group Limited and ANZ National Bank Limited.

As a consequence of these cross-directorships, and pursuant to the NZSX Listing Rules, transactions between Telecom and ANZ may constitute material transactions with related parties, which would require Telecom to seek shareholder approval. A waiver was obtained from NZX on 21 December 2000, and renewed on 18 January 2006, to allow financing transactions between Telecom and ANZ to be entered into without the requirement for Telecom shareholder approval. The original waiver also permitted Telecom to enter into financing arrangements with Westpac (NZ) Investments Limited and the Commonwealth Bank of Australia, both of which were related parties at the time the waiver was sought and up until 2004. The waiver was renewed on 18 January 2006 to reflect the fact that ANZ is currently the only related party to provide banking facilities to Telecom.

Loans made to Telecom by ANZ for the year ended 30 June 2006 were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other entities and did not involve more than the normal risk of collectibility or present other unfavourable features.

Payment collection and processing services

ANZ National Bank Limited provides Telecom with payment collection and processing services. In June 2002, Telecom obtained a waiver from the NZSX Listing Rule requirement for shareholder approval of related party transactions, in respect of this arrangement.

Amendment to Kiwi Share obligations

In December 2001, Telecom and the New Zealand Government (“the Crown”) entered into the TSO Deed (see “Item 4 - Market Overview - New Zealand Regulation”) which records provisions that operate in place of, and in addition to, Telecom’s Kiwi Share obligations. The obligations in the TSO Deed update the Kiwi Share obligations and require Telecom, among other things, to provide additional telecommunications services to consumer customers and comply with various service quality indicators. Because of the Kiwi Share provisions and the Crown’s regulatory powers, under the NZSX Listing Rules, the Crown as the holder of the Kiwi Share, is deemed to be a related party of Telecom. Telecom obtained a waiver from the NZSX Listing Rule requirement for shareholder approval of a material transaction with a related party in relation to the changes. The waiver was granted because:

•	of the arm’s-length nature of the arrangements;

•	the changes were considered by Telecom to be in the best interests of shareholders; and

•	the matter needed to be dealt with urgently.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18 - Financial Statements”.

LEGAL PROCEEDINGS

New Zealand

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 (a unique number range designed exclusively for dial-up internet calls) constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened section 36 of the Commerce Act, as well as seeking a pecuniary penalty and costs. The proceedings are scheduled for trial commencing May 2007.

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that during the period since 1998, Telecom had misused its market power and had priced access to its data tail services for high-speed data transmission, for the purposes of deterring potential and existing competitors from engaging in competitive conduct. The Commerce Commission seeks a declaration that this behaviour contravened section 36 of the Commerce Act, as well as seeking a pecuniary penalty and an injunction restraining Telecom from engaging further in the conduct and costs. This matter has been scheduled for trial after 1 August 2007.

The proceedings described above are being vigorously defended by Telecom. The maximum penalty prescribed under the Commerce Act is set out in detail in “Item 4 – Market Overview - New Zealand Regulation” above. In addition to the pecuniary penalty, if Telecom is found to have acted anti-competitively there may be negative brand implications and it may engender a more invasive regulatory response from either the Government or the Commerce Commission. Telecom considers that if either of the proceedings described above are decided against Telecom, there is a prospect that it will have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Sintel (in liquidation) has issued proceedings against Telecom, relating to TNZI’s audiotext business in 1990. The matter was settled, but the liquidators are seeking to overturn the settlement agreement claiming fraud and other mala fides on Telecom’s part. The total claim is up to US$25 million. Telecom’s application to strike out all but one of the causes of action was unsuccessful and is being appealed to the Court of Appeal. The parties are proceeding with discovery, but at this stage trial of the substantive matter is unlikely to take place before late 2006 or early 2007. These proceedings will be vigorously defended by Telecom.

Asia Pacific Telecommunications Limited has also issued proceedings against Telecom in relation to TNZI’s audiotext business in 1990. The total claim is for approximately US$20 million. The parties are undergoing discovery. Telecom believes it has a strong defence for the majority of the claim. These proceedings will be vigorously defended by Telecom.

Telecom Wholesale and Vodafone are parties to a billing dispute which has been referred to arbitration. Telecom is unable to match Vodafone’s termination records against its own call data records and has withheld the disputed amount. The amount in dispute is approximately NZ$6-$7 million.

Telecom objected to rating valuations by the Christchurch City Council going back to 1998, alleging that they failed to use the correct valuation methodology. A related issue, about the validity of the Christchurch valuations, was determined by the Court of Appeal, with a finding that the valuations, while invalid, would stand. The case returned to the Christchurch Land Valuation Tribunal in December 2005. The Land Valuation Tribunal released its decision in August 2006, confirming Telecom’s valuation methodology. The case has precedent value in relation to rating valuations by other local authorities.

In November 2003, the Commerce Commission issued proceedings against Telecom Mobile, a wholly-owned Telecom subsidiary, alleging that Telecom Mobile had breached the Fair Trading Act and the Door to Door Sales Act 1967. The Commerce Commission alleged that by not providing a right of cancellation, Telecom Mobile misled customers who thereby entered into 14,196 agreements with Telecom Mobile.

The Commerce Commission sought a declaration that the agreements were void and that, therefore, customers may claim back any monies paid to Telecom Mobile under the agreements. The Commerce Commission also sought an order that would require Telecom to communicate this to affected customers, together with costs. The Commerce Commission failed to obtain Summary Judgment in the High Court and appealed to the Court of Appeal. The appeal was granted in August 2005 and the orders sought by the Commerce Commission were issued by the Court. Telecom appealed to the Supreme Court. In a judgment dated 9 February 2006, the Supreme Court granted Telecom’s appeal. There is no ongoing liability in respect of this matter.

On 6 October 2004, Telecom issued legal proceedings seeking declaratory judgments from the High Court of New Zealand on the following:

•	whether the Telecommunications Act permits the Commerce Commission to backdate a final pricing review determination. The High Court declined to declare that the Commerce Commission was prohibited from backdating – the effect of the judgment being that the Commerce Commission is entitled to replace a price determined under initial pricing principles with the price determined under final pricing principles and require the parties to make retrospective adjustments. Telecom appealed this decision but was unsuccessful. The judgment had no financial impact because Telecom had included the settlement of the backdating issue in relation to the then pending pricing review determination with TelstraClear in the agreement entered into with TelstraClear in January 2006. The judgment will also have no impact on future pricing review determinations, as the Telecommunications Bill, if enacted, would expressly permit the Commerce Commission to backdate a final pricing review determination to the commencement date of the first determination; and

•	the interpretation of the designated service description in the Telecommunications Act, namely what the phrases “retail service” and “by means of Telecom’s fixed telecommunications network” mean. These clarifications were seen as relevant to negotiations and future regulatory applications. The Commerce Commission and TelstraClear applied to strike out the matter and in a judgment dated 6 October 2005, the matter was struck out. The judgment did not have any financial impact, as Telecom was seeking a declaration as to the meaning of certain phrases in the abstract, rather than in relation to any pending determination by the Commerce Commission.

In December 2004, the Commerce Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anti-competitive. If the Commerce Commission determines that Telecom has been acting anti-competitively it could issue proceedings seeking a declaration as to Telecom’s anti-competitive behaviour, a pecuniary penalty (the maximum for which is set out in “Item 4 Market Overview—New Zealand Regulation”) and / or an injunction restraining Telecom from engaging further in the conduct and costs. It is unclear when the Commerce Commission’s investigation will be completed.

In June 2005, Telecom applied to the High Court for judicial review of the Commerce Commission’s final report dated 9 June 2005 recommending that the Minister agree that mobile termination rates become a regulated service. Telecom discontinued these proceedings following the decision of the Minister to refer the matter back to the Commerce Commission for a reconsideration of their report. If the services are regulated an access seeker could apply for a determination in respect of the mobile termination rate.

In July 2006, CallPlus and ihug (two competitors of Telecom) appealed the Commerce Commission’s determination of their application for UBS and backhaul (both designated services under the Telecommunications Act) dated 22 June 2006. Under that determination, the Commerce Commission determined that Telecom is to provide UBS services at the rate of $28.04 plus GST per month. CallPlus and ihug are appealing the price (among other matters), seeking a price of approximately $20.00. The proceedings are currently at an early stage. The first case management conference was held on 22 August 2006, with the substantive appeal likely to be heard in December 2006. The Commerce Commission has been joined to the proceedings and opposes the appeal. Telecom is also likely to oppose the appeal. If the appeal is granted and the price is reduced there could be an adverse effect on the competitive UBS and backhaul markets in which Telecom operates.

All of the above proceedings, which are within New Zealand’s legal jurisdiction, have been commenced in the High Court of New Zealand unless otherwise stated.

Australia

AAPT is in dispute with Telstra Wholesale principally in respect of wholesale residential line rental charges; interconnect; and the contractual terms and conditions on which Telstra will supply services to AAPT in the future. The parties have agreed a six week “negotiating window”. AAPT has withheld approximately A$26 million in respect of these disputes. AAPT and Telstra have entered into a settlement deed, the terms of which include that AAPT will pay A$20 million to Telstra Wholesale, and the parties will negotiate during the 6 week negotiating window. The money owed by AAPT remains in dispute despite the settlement deed.

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

DIVIDEND POLICY

The Board continues to be committed to Telecom maintaining strong “single A” credit ratings from Moody’s Investors Service and Standard and Poor’s, and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow, cost of capital, and level of imputation credits. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

Based on Telecom’s current expectations for the next 12 months, the target dividend payout ratio for the financial year ended 30 June 2007 will be 75% of net earnings, adjusted for relevant non-cash items. This dividend payout target reflects that 2007 net earnings will benefit from reduced depreciation charges following the impairment charge in respect of the Australian operations. Adjusted for the impact of lower depreciation expense in Australia in 2007, the target dividend payout ratio would remain constant at 85%. Dividends for the first three quarters of the year are expected to be 7.0cps with the fourth quarter dividend set to achieve the target full year payout ratio.

The dividend reinvestment plan has been retained. Effective from the fourth quarter 2006 dividend payment, a 3% discount to the prevailing market price will be applied to shares issued under the dividend reinvestment plan. Telecom will also suspend (until further notice) its previous practice of buying back an equivalent number of shares on-market to eliminate an increase in capital arising from the plan.

Item 9. Listing

PRICE HISTORY

The following tables set out, for the periods indicated, the highest and lowest closing sale prices for the ordinary shares as derived from the Daily Official List of the NZSX, and the highest and lowest sale prices of the ADSs quoted on the NYSE:

(a)	Annual high and low market prices for the last five financial years:

	$NZ per share		$US per ADS
Period	High	Low	High	Low
1 July 2001-30 June 2002	5.58	4.21	20.68	13.65
1 July 2002-30 June 2003	5.30	4.13	24.62	17.31
1 July 2003-30 June 2004	5.90	4.84	31.59	22.53
1 July 2004-30 June 2005	6.56	5.61	38.93	29.36
1 July 2005-30 June 2006	6.36	4.02	35.16	19.50

(b)	Quarterly high and low market prices for the last two financial years and the period ended 30 June 2006:

	$NZ per share		$US per ADS
Period	High	Low	High	Low
1 July 2004-30 September 2004	6.18	5.61	31.88	29.36
1 October 2004-31 December 2004	6.14	5.73	35.46	31.55
1 January 2005-31 March 2005	6.56	6.06	38.93	34.38
1 April 2005-30 June 2005	6.13	5.87	36.12	33.10
1 July 2005-30 September 2005	6.36	5.97	35.16	32.47
1 October 2005-31 December 2005	6.06	5.58	33.70	31.40
1 January 2006-31 March 2006	6.04	5.19	33.34	26.06
1 April 2006-30 June 2006	5.85	4.02	29.25	19.50

(c)	Monthly high and low market prices for the last six months:

	$NZ per share		$US per ADS
Period	High	Low	High	Low
1 March 2006-31 March 2006	5.55	5.22	28.76	26.06
1 April 2006-30 April 2006	5.85	5.41	29.20	27.50
1 May 2006-31 May 2006	5.75	4.39	29.25	21.99
1 June 2006-30 June 2006	4.59	4.02	23.47	19.50
1 July 2006-31 July 2006	4.28	3.99	21.08	19.45
1 August 2006-31 August 2006	4.22	3.94	22.07	19.53

MARKETS

Telecom has a dual listing of its shares on the NZSX and on the ASX. Telecom is required to comply with the full listing rules of the NZSX and ASX.

ADS each representing eight ordinary shares and evidenced by ADRs, are listed on the NYSE.

On 1 January 2003, The Bank of New York became Telecom’s Depositary.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION / CONSTITUTION

Constitution

Details of Telecom’s registration with the New Zealand Companies Office are contained in “Item 4 – History and Development”. Telecom is governed by its constitution. The constitution can only be amended with the consent of the holders of 75% of the issued shares in Telecom, entitled to vote and voting on the resolution to amend the constitution.

Telecom’s constitution does not specify the objects or purposes of Telecom.

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

Telecom May Redeem Redeemable Equity Securities

Subject to the listing rules of the exchanges on which Telecom is listed and the Companies Act, the constitution allows Telecom to redeem redeemable equity securities:

•	at its option if permitted by the terms of issue;

•	at the option of the holder of the redeemable equity securities if permitted by the terms of issue; and

•	on a date for redemption, if any, specified in the constitution, or specified in the terms of issue of the redeemable securities.

Telecom may only redeem redeemable equity securities for a consideration that is specified, or calculated by reference to a formula, or fixed by a suitably qualified person who is not associated with or interested in Telecom in accordance with the Companies Act.

Telecom may exercise an option to redeem redeemable equity securities issued by Telecom in relation to one or more holders of redeemable equity securities. In order to redeem securities, Telecom must satisfy the solvency test after the redemption in accordance with the Companies Act. The Board must have resolved and certified that the redemption of the shares is of benefit to the remaining shareholders, and that the consideration for the redemption is fair and reasonable to the remaining shareholders. The Board must certify the grounds for its conclusion.

Under the NZSX Listing Rules, Telecom’s ability to redeem redeemable equity securities is limited to specified circumstances, including where the redemption:

•	is made pursuant to their terms of issue and either the equity securities were issued before 1 September 1994, or the terms of issue were approved by security holders of the same class or the equity securities were issued pursuant to a pro-rata renounceable cash issue, a fully paid pro-rata bonus issue or an offer to each shareholder for consideration not exceeding $5,000;

•	leaves relative voting and distribution rights unaffected;

•	is in respect of convertible debt securities which are redeemed for cash before conversion;

•	is in respect of a minimum holding; and

•	is approved by each class whose rights are affected.

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

Alteration of Rights

Under the constitution the rights attaching to Telecom’s shares can be varied or abrogated only with the consent of the holders of 75% of the issued shares of that class that may be affected, entitled to vote and voting on the resolution to alter the rights. Currently Telecom only has one class of shares on issue.

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

The ASX Listing Rules state that Telecom must not remove or change a shareholder’s right to vote (or receive a dividend) except where:

•	calls due and payable have not been paid;

•	in the case of voting rights, the proxy form has not been deposited in accordance with Telecom’s constitution or the person became the holder of those shares after the meeting record date; and

•	the right is changed under Australian legislation, as a consequence of a change to Telecom’s constitution or under a court order.

Share in Telecom’s Profits

The constitution does not provide shareholders with any additional rights to share in Telecom’s profits other than the right to dividends as described below (see “Dividend Rights” below) and the right to share in the distribution of Telecom’s surplus assets as described below (see “Share in Surplus on Liquidation” below).

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

Alteration of Rights of ADR Holders

Telecom has established an ADR facility to provide for the deposit of shares and the creation of ADSs representing the deposited securities, and for the execution and delivery of ADRs evidencing such ADSs. Telecom and The Bank of New York (as “Depositary”) are parties to the Fourth Amended and Restated Deposit Agreement dated as of 17 April 2003 (“Deposit Agreement”) in relation to such facility.

The ADRs and the provisions of the Deposit Agreement may be amended by agreement between Telecom and the Depositary. ADRs on issue will not be affected by any amendment which imposes or increases any fees or charges (other than taxes, governmental charges, registration fees, delivery and other such expenses) or which prejudice any substantial existing right of ADR holders, until 30 days’ notice of the amendment has been given to holders of the issued ADRs. An ADR holder’s right to surrender ADRs and receive the deposited securities represented by them shall not be amended, except in order to comply with mandatory provisions of applicable law. Amendments required to comply with new laws, rules, regulations or Telecom’s constitution may become effective before notice of an amendment is given to ADR holders.

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

A director is regarded as interested in a transaction if the director:

•	is a party to, or will or may derive a material financial benefit from, the transaction;

•	has a material financial interest in another party to the transaction;

•	is a director, officer, or trustee of another party to, or a person who will or may derive a material financial benefit from, the transaction, not being a wholly owned subsidiary of Telecom;

•	is the parent, child or spouse of another party to, or a person who will or may derive a material financial benefit from, the transaction; and

•	is otherwise directly or indirectly materially interested in the transaction.

Where a director is interested in a transaction, that director may attend the meeting at which the matter is discussed at their discretion.

Remuneration

The constitution allows the Board to authorise, without shareholder approval:

•	the remuneration of any managing director in their capacity as an executive;

•	payments to directors of reasonable travelling, accommodation and other expenses incurred in relation to Telecom’s management; and

•	subject to any applicable restrictions in the NZSX Listing Rules, any remuneration for work not in the capacity of a director and special payments to directors undertaking additional work not expected of the other directors (an interested director cannot vote as described above), provided the Board is satisfied that such remuneration is fair to Telecom.

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

Retirement of directors

The directors (other than the managing director, which in the case of Telecom, is the Chief Executive Officer) may not retain office for more than three-years without offering themselves for re-election. The NZSX Listing Rule and ASX Listing Rule provisions relating to director retirement are described in “Item 6 – Director Retirement”.

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

The Board must not authorise a dividend:

•	in respect of some but not all shares in a class; and

•	that is of a greater value per share in respect of some shares in a class than it is in respect of other shares of that class,

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

In addition, the Board can authorise and pay a supplementary dividend to non-resident shareholders who qualify for such a dividend in terms of the New Zealand Income Tax Act 2004. Supplementary dividends are authorised and paid at the same time as ordinary dividends. The amount of the supplementary dividend will be determined in accordance with the applicable provisions of the New Zealand Income Tax Act.

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

Telecom operates a dividend reinvestment plan pursuant to which shareholders may elect to have the dividends to which they are entitled applied to purchase further ordinary shares at the prevailing market price (that is, no discount will be applied). Telecom currently acquires an equivalent number of shares on-market to that issued pursuant to the Plan, in order to eliminate an increase in capital arising under the Plan and any consequential dilutionary effect for existing shareholders. This approach is reviewed by management each quarter.

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

The quorum for a meeting of shareholders is two or more shareholders having the right to vote at the meeting, and no business can be transacted unless a quorum is present. If no quorum is present within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to the same day in the following week at the same time and place, or to such other day, time, and place as the directors may appoint. If at the adjourned meeting a quorum is not present within 30 minutes after the time appointed for the meeting, the shareholders present will constitute a quorum.

If a quorum is not present within 30 minutes after the time appointed for the meeting convened on the written request of shareholders holding shares together carrying at least 5% of the voting rights entitled to be exercised, the meeting will be dissolved automatically.

The constitution provides that, if present, the Chairman of the Board, who is currently Mr Wayne Boyd, will chair the meeting.

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

Shareholders must vote on a show of hands or by voice vote unless a poll is called. A poll may be demanded by:

•	the Chairman;

•	at least five shareholders having the right to vote at the meeting;

•	a shareholder or shareholders having the right to exercise at least 10% of the total votes entitled to be exercised on the business to be transacted at the meeting; and

•	a shareholder or shareholders holding shares that confer a right to vote at the meeting and on which the total amount paid up is at least 10% of the total amount paid up on all the shares that confer that right.

On a poll a shareholder entitled to more than one vote need not cast all the votes it, he or she has in the same way.

A shareholder may exercise the right to vote in person or by proxy or (if the person is a body corporate) by representative.

Voting rights on director appointments

The shareholders may, by ordinary resolution, appoint by separate resolutions persons who are not disqualified either to fill a casual vacancy, or subject to the maximum number of directors not being reached, to act as an additional director. The provisions relating to director retirement are set out under “Item 6 – Director Retirement” and above under “Directors – Retirement of directors”.

When are resolutions required?

Under the constitution matters which shareholders are required to vote on include:

•	adopting or altering the constitution;

•	approving a major transaction;

•	approving an amalgamation under the Companies Act; and

•	liquidating Telecom.

In addition, under the NZSX Listing Rules, the Companies Act and the ASX Listing Rules, shareholder approval is required for:

•	material transactions (other than employment agreements and transactions with a value of less than $250,000) where a related party is or is likely to become a direct or indirect party;

•	the acquisition or disposition of substantial assets from or to a related party, a non-wholly owned subsidiary, shareholders holding at least 10% of Telecom’s shares, associates of such persons or persons whose approval ASX considers is required;

•	certain share issues, including issues of shares to related parties;

•	issues of securities to directors under Telecom’s employee incentive schemes;

•	certain issues of options and certain changes to option terms;

•	certain reorganisations of convertible securities;

•	cancellation of forfeited shares;

•	termination benefits payable or potentially payable to Telecom’s officers with a value exceeding 5% of Telecom’s equity interests; and

•	significant changes to the nature and scale of Telecom’s activities, including the disposal of Telecom’s main undertaking.

Limitations on voting

A director who is also a shareholder and any associated person of that director are prohibited from voting in favour of resolutions where the resolution is required by the NZSX Listing Rules to:

•	authorise a retirement payment to that director;

•	authorise remuneration to be paid to that director in his/her capacity as a director of Telecom or a Telecom subsidiary;

•	authorise a non pro-rata non renounceable rights issue of equity securities;

•	authorise a non pro-rata issue of equity securities to unspecified persons (where the director is not excluded from participating); and

•	authorise that director to participate in an employee share scheme.

A shareholder and any associated person are prohibited from voting in favour of resolutions where the resolution is required by the NZSX Listing Rules to:

•	authorise a non pro-rata issue of securities to the shareholder;

•	approve a non pro-rata non renounceable rights issue of equity securities where the shareholder is an associated person of Telecom;

•	ratify an issue of securities made to or acquired by the shareholder;

•	authorise an issue, acquisition or redemption of securities which is significantly likely to enable a shareholder to materially increase its ability to exercise the effective control of Telecom;

•	authorise a non pro-rata cancellation, reduction or deferral of an obligation to pay any amount on any equity securities where the shareholder will benefit; and

•	authorise a material transaction with a related party, where the shareholder is a party or beneficiary to the material transaction which is the subject of the resolution.

A shareholder’s vote on a resolution is to be disregarded if the resolution is required by the ASX Listing Rules to approve:

•	an issue of securities in which the shareholder may participate which:

•	are options and confer the right to participate in a new issue of securities without exercising the option;

•	are options and include a right to a change in exercise price or a change to the number of underlying securities over which it can be exercised;

•	are equity securities exceeding 15% (adjusted in accordance with the ASX Listing Rules) of Telecom’s share capital (the “15% rule”);

•	will be issued to the shareholder as a director under an employee share incentive scheme as an exception to the 15% rule;

•	will be excluded from the calculations for the purpose of the 15% rule;

•	is to a related party of Telecom or to a person who, in ASX’s opinion, is such that approval should be obtained;

•	in respect of an option held by a shareholder:

•	the cancellation of the option for consideration;

•	a non-prohibited change to option terms;

•	the cancellation of forfeited shares held by the shareholder, or the release of liability for an amount called but unpaid in respect of such shares;

•	where the shareholder is a party to or may obtain a benefit from the transaction:

•	the acquisition or disposition of a substantial asset from or to a related party, a non-wholly owned subsidiary, shareholders holding more than 10% of Telecom’s shares, an associate of any of those persons, or a person, who in ASX’s opinion, is such that the transaction requires approval;

•	the issue or exercise (where the issue price and exercise price together exceed 5% of equity interests) of an option as consideration for a transaction described above;

•	a transaction in respect of which Telecom has been required by ASX to take corrective action involving the acquisition or disposition of a substantial asset in the circumstances described above;

•	the disposal of Telecom’s main undertaking or a significant change to the nature or scale of Telecom’s activities, except where the benefit is derived solely in the capacity as an ordinary shareholder;

•	the disposal of a major asset of Telecom, where Telecom is aware that the person acquiring the asset intends to issue or offer securities with a view to becoming listed, without the asset first being offered pro-rata to Telecom shareholders;

•	where the shareholder is a director, a director’s associate or a person whose relationship with whom is such that, in the ASX’s opinion, the following transaction requires approval:

•	the issue of securities under an employee incentive scheme by the director, or associate or other person;

•	where the shareholder is a director, an increase in the total amount of directors’ fees (other than the salary of an executive director);

•	where the shareholder is an officer:

•	termination benefits to which the officer will become entitled where the total value of the benefits payable to all officers exceed 5% of Telecom’s equity interests.

In addition, a shareholder who is associated with a person described in the paragraphs above or a person, whose votes in ASX’s opinion, should be disregarded, may not vote on the resolution described in the relevant paragraph above.

Under the NZSX and ASX Listing Rules a shareholder who is disqualified from voting can act as a proxy for non-disqualified persons so long as that shareholder votes in accordance with the directions on the proxy form. If the resolution is required by the ASX Listing Rules and the Chairman is disqualified from voting but is appointed proxy by a non-disqualified shareholder he or she may act as proxy so long as the acknowledgement required by the ASX Listing Rules is provided by the non-disqualified shareholder.

Disenfranchisement

If the Board (or the New Zealand Government, which is the holder of the Kiwi Share, after consultation with the Board) determines that there are reasonable grounds for believing that a person has a Relevant Interest (as defined in the constitution and described under the heading “Limitations on shareholdings” below) in voting shares in excess of the limitations described below (“Affected Shares”) under the heading “Limitations on Shareholdings”, the Board (or the holder of the Kiwi Share if the Board fails to act in a manner that remedies the basis of the determination) may, after following certain procedures, prohibit the exercise of voting rights (in which case voting rights vest in the chair). The shareholder may still attend and speak at the meeting.

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

The Depositary will demand a poll only if specifically instructed by at least five ADR holders or by holders of ADRs evidencing ADSs which:

•	represent not less than 10% of the total voting rights capable of being cast at such meeting; and

•	which confer a right to vote at such meeting and on which the aggregate sum paid to Telecom represents not less than 10% of the total sum paid to Telecom on all shares which confer a right to vote at such meeting.

The Deposit Agreement does not provide ADR holders the right to cause the Depositary to request a meeting of shareholders.

See “Limitations on Shareholdings” below in relation to the circumstances where ADR holders could be disenfranchised. Also see “Alteration of rights” below in relation to other circumstances in which a holder may be disenfranchised.

Limitations on Shareholdings

The constitution provides that:

•	no person may have a Relevant Interest in 10% or more of Telecom’s voting shares without, and except in accordance with the terms of, the prior written approvals of the Board and the New Zealand Government which is the holder of the Kiwi Share; and

•	no person who is not a New Zealand national may have a Relevant Interest in more than 49.9% of Telecom’s voting shares without, and except in accordance with the terms of, the prior written approval of the New Zealand Government, which is the holder of the Kiwi Share.

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

Overseas persons who acquire shares in Telecom must also comply with the Overseas Investment Act and Regulations. The High Court of New Zealand can order the disposal of shares acquired in contravention of the Overseas Investment Act. The Overseas Investment Act requires that an overseas person obtains consent from the Overseas Investment Office before they enter into certain acquisitions of shares or interests in shares. The acquisitions for which consent is required are acquisitions which result in the overseas person or an associate of an overseas person:

•	acquiring a beneficial entitlement to or interest in 25% or more of the outstanding shares or interests, or the right to exercise or control the exercise of 25% or more of the votes entitled to be cast at a Telecom meeting;

•	increasing its entitlements, interests or rights beyond 25%; and

•	being able to appoint or control the appointment of 25% or more of the Board.

There are limited exceptions to these requirements.

An overseas person is a company or body corporate incorporated outside New Zealand, subsidiaries of an overseas person (as defined by the Overseas Investment Act), any company or body corporate the shares or voting power of which is held 25% or more by an overseas person or persons or the overseas person or persons have the power to control the appointment of 25% or more of the Board, a person who is not a New Zealand citizen and not ordinarily resident in New Zealand (as defined in the Overseas Investment Act), and also certain partnerships, unincorporated joint ventures, other unincorporated bodies, trusts and unit trusts that are deemed to be overseas persons as defined in the Overseas Investment Act.

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

Mergers and Acquisitions

The New Zealand Takeovers Code Approval Order 2000 (“Takeovers Code”) limits the holding or control of shares. The “fundamental rule” of the Takeovers Code prohibits a person from becoming the holder or controller of an increased percentage of voting rights in Telecom if the holder and its “associates” (which is very widely defined in the Takeovers Code) would afterwards control more than 20% of the voting rights, unless the increase fits within one of the exceptions to the fundamental rule or the Takeovers Panel (established under the Takeovers Act 1993) grants an exemption. A person who already holds or controls more than 20% of such voting rights cannot increase that level of voting rights except in compliance with the Takeovers Code or through an exemption.

The exceptions to the fundamental rule are:

•	a full offer for all of Telecom’s voting securities and non-voting equity securities;

•	a partial offer (for less than 100%) to all holders of Telecom’s voting securities for a specific percentage of the voting securities. If the offeror already holds or controls 50% or less, the offer must be for securities which will result in the offeror holding or controlling more than 50% of the voting rights. A partial offer can be made for a lesser percentage if a written shareholder approval procedure is followed and is successful;

•	an acquisition or allotment approved by a resolution of shareholders (persons acquiring and disposing of the securities and their associates may not vote on the proposal);

•	an acquisition by a person who holds or controls more than 50% but less than 90% of the voting rights of up to 5% of the total voting rights in any 12- month period. No such ability to increase applies to persons holding between 20% and 50%;

•	no restrictions apply to a person holding or controlling 90% or more of the voting rights. Above the 90% threshold the person may compulsory acquire the remaining securities, and each remaining holder may require the person to acquire the remaining holder’s securities; and

•	an offer made pursuant to an exemption granted by the Takeovers Panel.

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

The Takeovers Code contains detailed requirements for partial offers and full offers, and other features which include:

•	detailed disclosure requirements for both the offeror and Telecom’s Board specifying the contents of the offeror’s takeover notice and Telecom’s statement in response;

•	an offer must be on the same terms and conditions, including the same consideration, to all holders of securities of the same class;

•	a requirement for directors to obtain a report on the merits of an offer from an advisor whom the Takeovers Panel considers is independent and has approved;

•	the offer must be open between 30 and 90 days, although a full offer can be extended by up to a further 60 days if it is not conditional on a minimum level of acceptance or minimum acceptance conditions have been satisfied;

•	where the offeror holds or controls less than 50% of the voting securities, the offer must be conditional on receiving acceptances which will bring total voting rights that the offeror holds above the 50% threshold, unless it is a partial offer and shareholder approval for a lesser percentage is obtained;

•	although an offer can be conditional, the conditions cannot depend on the judgment of the offeror or any of their associates or be within the power or control of the offeror or any of their associates;

•	offers may be varied to increase the consideration or add a cash component to the consideration. If the offer is varied the variation must apply to all offerees whether or not they have already accepted; and

•	restrictions, except in limited circumstances, on any tactics by directors which might “frustrate” an offer.

If the Takeovers Code is breached the Takeovers Panel has a limited power to make restraining orders on any terms and conditions the Panel thinks fit preventing an acquisition or suspending the right to vote securities acquired in breach of the Takeovers Code, for a period of up to 21 days. If proposed legislative changes (which are included in the Securities Legislation Bill, scheduled to be introduced in late 2006) are made, this power is likely to be extended to enable the Takeovers Panel to also make permanent compliance orders, aimed at preventing misleading conduct. Otherwise, the remedy for non-compliance with the Takeovers Code is to apply to the High Court of New Zealand, which has the power to grant much wider orders restraining conduct, directing the sale of securities or controlling the exercise of voting rights. The Court may excuse contravention where the breach was inadvertent, and the Takeovers Panel may grant retrospective exemptions. In addition, the Takeovers Act provides for the Court to impose financial penalties for a contravention of the Takeovers Code. If the proposed legislative changes referred to above are introduced, the Court will also have the power to make compensatory orders, orders banning management, and orders preserving the assets of a person in respect of whom an investigation is being carried out by the Panel. The Takeovers Panel and the Court cannot compel the party in breach to make a full takeover offer.

Disclosure of Shareholder Ownership

Securities Markets Act 1988

Under the New Zealand Securities Markets Act persons who hold relevant interests in 5% or more of Telecom’s voting securities (including persons who hold such an interest through the holding of ADRs) are required to notify Telecom and NZX of their interests in writing and in a prescribed form, on commencing to have such an interest, ceasing to have such an interest and changes of 1% in their interest or of changes to the nature of their interest. The term “Relevant Interest” is broadly defined by the Securities Markets Act, as described under the heading “Limitations on Shareholdings” above. Relevant Interests held by related companies are aggregated. Telecom must inform ASX on receipt of such notices.

Depositary agreement

Each beneficial holder shall provide information requested by Telecom, the Board or the Kiwi Shareholder, pursuant to New Zealand law, the constitution, the NZSX Listing Rules and the requirements of any other stock exchange on which Telecom shares are listed. This information may include the capacity in which ADRs or shares are owned or held, the identity, address, and nature and extent of interest of such holder and such other information that is likely to assist in identifying holders of a “Relevant Interest” and the nature of that interest.

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

United States Taxation

As used in this section “United States Taxation”, the term “United States holder” means a beneficial owner of ADSs or shares that is (i) an individual citizen or resident of the United States (ii) a corporation or other entity taxable as a corporation organised under the laws of the United States or any state therein (iii) an estate the income of which is subject to United States federal income tax without regard to its source (iv) a trust if a United States Court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or, if the trust was in existence on 20 August 1996 and has elected to be treated as a United States person. This discussion assumes that United States holders hold ADSs or shares as capital assets.

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

Capital gains and losses

A United States holder will recognise capital gain or loss on the sale or other disposition of ADSs or shares in an amount equal to the difference between the holder’s basis in the ADSs or shares and the amount realised upon their disposition, which gain or loss will be long-term if the ADSs or shares have been held for more than one year. Capital losses are generally deductible only against capital gains and not against ordinary income.

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

DOCUMENTS ON DISPLAY

Telecom files reports and other information with the SEC. You may read without charge and copy at prescribed rates any document filed at the public reference facilities of the SEC’s principal office at 450 Fifth Street, NW, Washington, D.C. 205490, United States of America. The SEC also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the SEC. The address of this website is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Telecom is exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. Telecom employs risk management strategies including the use of derivatives such as interest rate swaps, foreign currency forwards, foreign currency options, foreign currency swaps and cross currency interest rate swaps to manage these exposures. Any gains or losses on these hedging financial instruments are generally offset by gains or losses on the underlying exposures being hedged. Telecom monitors the use of derivative financial instruments through the use of well-defined market and credit risk limits and timely reports to senior management. Telecom does not hold or issue derivative financial instruments for trading purposes. All contracts have been entered into with major creditworthy financial institutions, and the risk associated with these transactions is the cost of replacing these agreements at the current market rates in the event of default by the counterparts. Telecom does not have significant concentration of risk with any single party in any of its financial instruments.

Telecom has no exposure to market risk arising from changes in equity prices with respect to its investments in shares in listed companies following the sale of its investment in Independent Newspapers in June 2005.

INTEREST RATE RISK MANAGEMENT

The objectives of interest rate risk management are to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom’s interest expense and net earnings within policies approved by the Telecom Board.

Telecom has used cross currency interest rate swaps to convert foreign currency borrowings into floating rate NZ dollar and Australian dollar exposure. Interest rate swaps have been used to convert the majority of this floating rate exposure into fixed rate exposure. As a consequence Telecom’s interest rate exposure is limited to New Zealand and Australian yield curves.

The following table provides a sensitivity analysis of the estimated fair values of long-term debt and related derivatives, assuming an instantaneous 100 basis point upward and downward parallel shift in New Zealand and Australian yield curves as at 30 June 2006 and 2005. The probability of this actually occurring in practice is not factored into the model. The selection of a 100 basis point shift is provided as an indicative measure of the sensitivity of Telecom’s debt and derivative portfolios to movements in interest rates.

The model used to make the disclosures contained in the table calculates the fair value of each financial instrument against a swap curve obtained from independent market participants, adjusted by an appropriate credit margin. There have been no material changes in the parameters of that model for the period ended 30 June 2006 and there are no material limitations that would cause the disclosures in the table to not fully reflect the net market risk exposure.

NZ$ billions	Fair value	Fair value assuming 100 basis point upward shift	Fair value assuming 100 basis point downward shift
As at 30 June 2006
Long-term debt and related derivatives (NZ yield curve exposure)	3.2	3.1	3.4
Long-term debt and related derivatives (Australian yield curve exposure)	0.4	0.4	0.4

Total	3.6	3.5	3.8

As at 30 June 2005
Long-term debt and related derivatives (NZ yield curve exposure)	3.2	3.1	3.3
Long-term debt and related derivatives (Australian yield curve exposure)	0.6	0.6	0.6

Total	3.8	3.7	3.9

FOREIGN EXCHANGE RISK MANAGEMENT

Telecom’s primary objective in managing foreign exchange risk is to protect against the risk that the eventual NZ dollar net cash flows resulting from purchases from foreign suppliers and foreign currency borrowings and expenditure will be adversely affected by changes in foreign currency exchange rates.

As at 30 June 2006, Telecom had used cross currency interest rate swaps with a contract value of NZ$2,060 million to hedge long-term debt denominated in Sterling, US dollars and Japanese yen into NZ dollars. At 30 June 2006, Telecom had used cross currency interest rate swaps with a contract value of A$483 million (NZ dollar equivalent NZ$591 million) to hedge long-term debt denominated in US dollars into Australian dollars for the purpose of funding AAPT.

As at 30 June 2005, Telecom had used cross currency interest rate swaps with a contract value of NZ$2,543 million to hedge long-term debt denominated in Sterling, US dollars and Japanese yen into NZ dollars. At 30 June 2005, Telecom had used cross currency interest rate swaps with a contract value of A$483 million (NZ dollar equivalent NZ$526 million) to hedge long-term debt denominated in US dollars into Australian dollars for the purpose of funding AAPT.

As at 30 June 2006, Telecom had also used foreign currency forwards with contract values of NZ$1,367 million and foreign currency options with contract values of NZ$98 million to hedge forecast transactions that have a high probability of occurrence and firm purchase commitments (mainly denominated in US dollars), fair value changes in foreign currency receivables and payables and to hedge its net investments in foreign operations. As at 30 June 2005, Telecom had also used foreign currency forwards with contract values of NZ$1,329 million and foreign currency options with contract values of NZ$31 million to hedge forecast transactions that have a high probability of occurrence and firm purchase commitments (mainly denominated in US dollars), fair value changes in foreign currency receivables and payables and to hedge its net investments in foreign operations

The following table provides a sensitivity analysis of the estimated fair values of foreign exchange contracts, broken down by hedge category assuming a 10% increase or decrease in the various exchange rates to which Telecom is exposed. The selection of a 10% increase or decrease is provided as an indicative measure of the sensitivity of Telecom’s derivative portfolio to movements in exchange rates.

The model used to make the disclosures contained in the table calculates the fair value of each financial instrument against an appropriate forward curve sourced from quoted market rates. There have been no material changes in the parameters of that model for the period ended 30 June 2006 and there are no material limitations that would cause the disclosures in the table to not fully reflect the net market risk exposure.

NZ$ millions	Fair value	Fair value assuming 10% increase	Fair value assuming 10% decrease
As at 30 June 2006
Foreign currency forward exchange contracts and options
Cash flow hedges of forecast transactions and firm commitments	11	1	20
Fair value hedges of changes in foreign currency receivables and payables	2	(3)	7
Hedges of net investments in foreign operations	9	103	(106)

Total	22	101	(79)

As at 30 June 2005
Foreign currency forward exchange contracts
Cash flow hedges of forecast transactions and firm commitments	(2)	(20)	19
Fair value hedges of changes in foreign currency receivables and payables	(1)	(2)	1
Hedges of net investments in foreign operations	(1)	93	(114)

Total	(4)	71	(94)

The functional currency for substantially all of Telecom’s foreign operations is the local currency. The translation of the Balance Sheets and the Income Statements of these entities into NZ dollars results in translation adjustments, which are recorded in the foreign currency translation reserve. As at 30 June 2006 Telecom’s primary translation exposure was to the Australian dollar in respect of the Australian subsidiary that holds the investment in AAPT. This exposure is partially hedged, with gains or losses on the hedging contract also recorded in the foreign currency translation reserve, the impact of which is included in the table above.

EQUITY RISK

As at 30 June 2006 and 30 June 2005, Telecom held no investments in listed securities.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable for this period.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

Telecom’s management, with the participation of Telecom’s Chief Executive Officer and Telecom’s Chief Financial Officer, evaluated the effectiveness of Telecom’s disclosure controls and procedures (as this term is defined in Rules 13a-15(e) under the United States Securities Exchange Act) as of 30 June 2006. In designing and evaluating the disclosure controls and procedures, management recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation and taking into account the foregoing, Telecom’s Chief Executive Officer and Telecom’s Chief Financial Officer concluded that, as of 30 June 2006, Telecom’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by Telecom in the reports that it files or submits under the United States Securities Exchange Act is recorded, processed, summarised and reported on a timely basis, and are effective in ensuring that information required to be disclosed by Telecom in the reports it files or submits under the United States Securities Exchange Act is accumulated and communicated to Telecom’s management, including its principal financial and executive officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Telecom’s internal control over financial reporting (as this term is defined in Rule 13a-15(f) under the United States Securities Exchange Act) during the year ended 30 June 2006 that have materially affected, or are reasonably likely to materially affect, Telecom’s internal control over financial reporting.

Item 16. Reserved

Not applicable.

Item 16A. Audit Committee Financial Expert

Telecom’s Board determined at its August 2006 Board Meeting that the following member of its Audit and Risk Management Committee is an “audit committee financial expert”, as that term is defined in Item 16A(b) of the SEC’s Form 20-F:

•	Mr McLeod.

The Board also determined at that time that Mr Boyd, Mr Tyler and Mr McLeod are each “independent”, in accordance with the criteria contained in the Board Charter and the independence standards set out in Rule 10A-3 under the United States Securities Exchange Act (See “Item 6 – Directors, Senior Management and Employees”).

The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. A person who is deemed an “audit committee financial expert” is not deemed to be an expert for any other purpose, including for the purposes of section 11 of the United States Securities Exchange Act.

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

The Code of Ethics addresses:

•	conflicts of interest;

•	receipt of gifts;

•	corporate opportunities;

•	confidentiality;

•	expected behaviours (including fair dealing);

•	the proper use of Telecom’s assets and information, compliance with laws and Telecom’s policies;

•	delegated authority; and

•	reporting issues regarding breaches of the Code of Ethics, legal obligations or other Telecom’s policies.

Telecom also has a Directors’ Code of Ethics which addresses similar topics and establishes the behaviour expected of directors.

The Code of Ethics and Directors’ Code of Ethics, Board Charter, Market Disclosure Policy and other information relating to Telecom’s corporate governance practices are available on Telecom’s website at: www.telecom.co.nz/About Telecom/Governance At Telecom.

Any amendment or waiver to the Code of Ethics and Directors’ Code of Ethics will be posted on Telecom’s website.

Copies of Telecom’s Code of Ethics, Directors’ Code of Ethics and Board Charter are also available free of charge on request to the Company Secretary, by emailing telecomboard@telecom.co.nz or calling +64-4-498 9059.

Item 16C. Principal Accountant Fees

KPMG were the principal auditors for the years ended 30 June 2006 and 30 June 2005.

	Telecom Group Year ended 30 June
	2006	2005
	$000	$000
Fees paid to principal Auditors:
Audit fees	2,615	2,751
Audit related fees	1,023	790
Tax fees	—	—
All other fees	—	—
Total fees paid to principal Auditors	3,638	3,541

Audit related fees primarily relate to the audit of regulatory disclosures such as the Telecom List of Charges and the TSO, as required by telecommunications legislation. In the year ended 30 June 2006, audit related fees also included preparatory work for compliance with section 404 of the Sarbanes-Oxley Act in the year ending 30 June 2007. All audit related fees were pre-approved in accordance with the procedure set out below.

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

The general principles to be applied in assessing related assurance services are as follows:

•	the external Auditors should not have any involvement in the production of financial information or preparation of financial statements such that they might be perceived as auditing their own work. This includes the provision of valuation services where such valuation forms an input into audited financial information;

•	the external Auditors should not perform any function of management, or be responsible for making management decisions;

•	the external Auditors should not be responsible for the design or implementation of financial information systems; and

•	the separation between internal and external audit should be maintained.

Aside from core audit services Telecom’s auditors may provide the following services, with prior approval from the Audit and Risk Management Committee:

•	other assurance services (for example, TSO certification, trust deed reporting);

•	accounting policy advice (including opinions on compliance with New Zealand, international and US GAAP);

•	listing advice; and

•	accounting/technical training.

However, it is not considered appropriate for Telecom’s auditors to provide:

•	book-keeping/other services related to accounting records or financial statements;

•	the design of financial information systems;

•	appraisal/valuation services/opinions as to fairness;

•	internal audit services;

•	structured finance advice;

•	due diligence services;

•	legal services (these are services that could only be provided by a person who is qualified in law);

•	tax planning, strategy and compliance services;

•	management functions;

•	broker/dealer/investment advisor/investment banking services;

•	services of an expert as an advocate;

•	actuarial services;

•	provision of temporary staff for appropriate assignments;

•	assistance in the recruitment of senior management; and

•	tax services to employees of Telecom who act in a financial reporting oversight role[1].

[1]	For the purposes of this exclusion the following persons are deemed to perform a financial reporting oversight role: Chief Executive Officer, Chief Financial Officer, Group Controller, Head of Finance for New Zealand, Head of Finance for Australia, Group Reporting Manager.

The External Audit Independence Policy can be viewed on Telecom’s website at www.telecom.co.nz/About Telecom/Governance at Telecom.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser

Period	Total Number of Shares (or Units) Purchased[1]	Average Price Paid per Share (or Units) ($NZ)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs[2]
2005
August 30/08/05 - 31/08/05	885,623	6.0205	885,623	10,000,000[3]
September 1/09/05 - 7/09/05	4,841,359	6.0933	4,841,359	9,114,377
October	—	—	—
November 28/11/05 - 29/11/05	1,232,422	5.8405	1,232,422	5,000,000[3]
December 1/12/05 - 5/12/05	2,745,000	5.7982	2,745,000	3,767,578
2006
January	—	—	—	—
February 27/02/06 - 28/02/06	2,220,000	5.2228	2,220,000	10,000,000[3]
March 1/03/06 - 03/03/06	3,760,938	5.2365	3,760,938	7,780,000
April	—	—	—	—
May 29/05/06 - 31/05/06	3,393,831	4.5071	3,393,831	5,000,000[3]
June 1/06/06 - 2/06/06	2,075,686	4.5817	2,075,686	2,606,169
July	—	—	—	—
August	—	—	—	—

[1]	All share purchases were on-market transactions and all shares purchased were immediately cancelled.

[2]	On 5 August 2005, Telecom announced its share purchase programme to acquire on-market an equivalent number of ordinary shares as would be issued pursuant to Telecom’s dividend reinvestment plan, in order to eliminate dilution. This authorisation has been ongoing and is reviewed each quarter by Telecom’s Board. Announcements of Telecom’s intention to undertake share purchases under the share purchase programme were made on 23 August 2005, 22 November 2005, 21 February 2006 and 23 May 2006. Telecom announced on 4 August its intention to suspend the on-market share purchase plan.

[3]	Each buyback by Telecom occurs quarterly. Therefore, the maximum number of shares to be purchased is set at the beginning of each buyback period and is restricted to the buyback occurring during that quarter. The maximum number of shares specified in the following month records the maximum number of shares permitted to be bought back during the quarter less the number of shares already acquired in the previous month.

PART III

Item 17. Financial Information

See “Item 18”.

Item 18. Financial Statements

In response to this item, Telecom incorporates by reference:

1.	Report of KPMG Independent Registered Public Accounting Firm on page F-1.

2.	The Consolidated Financial Statements including the Notes on pages F-2 to F-66.

Item 19. Exhibits

1.	The Telecom constitution as amended at the Annual Meeting of Shareholders held on 7 October 2004 (submitted to the SEC under cover of Form 6-K dated 14 October 2004).

2.1	Fourth Amended and Restated Deposit Agreement between Telecom, Citibank N.A., and Holders and Beneficial Owners of American Depositary Shares (was submitted to the SEC under cover of Form 6-K dated 17 April 2003).

2.2	Trust Deed dated 17 March 2000, as supplemented by a First Supplemental Trust Deed dated 1 June 2001, a Second Supplemental Trust Deed dated 30 November 2001, a Third Supplemental Trust Deed dated 19 December 2002, a Fourth Supplemental Trust Deed dated 16 December 2003 and a Fifth Supplemental Trust Deed dated 28 February 2005 relating to a Euro Medium-Term Note Programme, between TCNZ Finance Limited as Issuer, Telecom Corporation of New Zealand Limited and several of its guaranteeing subsidiaries named therein as Guarantors, and The Law Debenture Trust Corporation p.l.c. as Trustee (submitted to the SEC under cover of Form 6-K dated 5 December 2001 and 31 August 2005). In addition, Telecom is party to a number of other instruments defining the rights of holders of long-term debt. None of these instruments covers securities in an amount in excess of 10% of Telecom’s total assets. Telecom will furnish copies of those instruments to the SEC upon its request.

4.1	Telecom Share Option Scheme Rules (filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules.

4.2	Telecom Restricted Share Scheme Rules (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2005).

4.3	Telecom Share Rights Scheme (filed as Exhibit 4.3 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules.

4.4	Agreement for Sale and Purchase of Mobile Radio Network Assets between Telecom New Zealand Limited and TeamTalk Limited dated 30 June 2003 (filed as Exhibit 4.5 to the Form 20-F for the fiscal year ended 30 June 2003).

4.5	Chief Executive’s Employment Contract plus amendments thereto as follows:

•	Appointment Letter dated 10 August 1999;

•	Telecom Executive Option Scheme Offer Letter dated 10 August 1999;

•	Telecom Executive Option Scheme Offer Letter dated 7 August 2000;

•	Remuneration Letter dated 21 August 2001;

•	Telecom Share Option Scheme Grant Letter dated 28 September 2001 this was submitted to the SEC under cover of Form 6-K dated 5 December 2001;

•	Telecom Share Option Scheme Grant Letter and certificate dated 11 September 2002;

•	Remuneration Letter dated 15 November 2002 (filed as Exhibit 4.5 to the Form 20-F for the year ended 30 June 2002);

•	Remuneration letter dated 11 November 2003 (filed as Exhibit 4.7 to the Form 20-F for the year ended 30 June 2003);

•	Remuneration letter dated 8 December 2004 (filed as Exhibit 4.6 to the Form 20-F for the year ended 30 June 2004);

•	Remuneration letter dated 23 August 2005 (filed as Exhibit 4.5 to the Form 20-F for the fiscal year ended 30 June 2005); and

•	Remuneration letter dated 12 September 2006.

4.6	Forms of Director appointment letters for directors appointed after 1 May 2004 and forms of Director confirmation of appointment letters (filed as Exhibit 4.7 to the Form 20-F for the year ended 30 June 2004).

4.7	Form of Executive Officer employment contract (filed as Exhibit 4.8 to the Form 20-F for the year ended 30 June 2004).

4.8	Performance Option Scheme and Grant Letter (filed as Exhibit 4.8 to the Form 20-F for the fiscal year ended 30 June 2003).

4.9	Performance Incentive Scheme (filed as Exhibit 4.9 to the Form 20-F for the fiscal year ended 30 June 2003).

4.10	Telecommunications Service Obligations Deed for Local Residential Telephone Service (submitted to the SEC under cover of Form 6-K dated 23 January 2002).

Certain schedules, exhibits or annexes have been omitted. Telecom hereby undertakes to provide them to the SEC upon its request.

8.	List of Significant Subsidiaries.

11.	The Code of Ethics and Directors’ Code of Ethics (filed as Exhibit 11 to the Form 20-F for the year ended 30 June 2004).

12.1	Certifications under section 302 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2006 by each of the Chief Executive Officer.

12.2	Certifications under section 302 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2006 by each of the Chief Financial Officer.

13.1	Certifications under section 906 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2006 by each of the Chief Executive Officer.

13.2	Certifications under section 906 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2006 by each of the Chief Financial Officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

/s/ Theresa Gattung
By:	Theresa Gattung
Its:	Chief Executive Officer and Managing Director

Date: 25 September 2006

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Corporation of New Zealand Limited:

We have audited the accompanying consolidated balance sheets of Telecom Corporation of New Zealand Limited and its subsidiaries (the Group) as of June 30, 2006 and 2005, and the related consolidated income statements, statements of changes in equity and statements of cash flows for the years ended June 30, 2006 and 2005, all expressed in New Zealand dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of June 30, 2006 and 2005 and the results of their operations and their cash flows for the years ended June 30, 2006 and 2005, in conformity with the New Zealand equivalents to International Financial Reporting Standards (“NZ IFRS”). In complying with NZ IFRS, the financial statements are also in conformity with International Financial Reporting Standards (“IFRS”).

As further described in Note 38 to the consolidated financial statements, the Group changed its method of accounting for financial instruments for the year ended June 30, 2006 to conform with International Accounting Standard 39. The accounting for such financial instruments for the year ended June 30, 2005 continues to be under the former New Zealand Generally Accepted Accounting Practise.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

KPMG

Wellington, New Zealand

18 September 2006

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statements

For the years ended 30 June 2006 and 2005

		Group		Parent
Year ended 30 June (Dollars in millions, except per share amounts)	notes	2006 NZ$	2005 NZ$	2006 NZ$	2005 NZ$
Operating revenues and other gains	2
Local service		1,081	1,101	—	—
Calling	3	1,393	1,443	—	—
Interconnection		204	206	—	—
Mobile		869	835	—	—
Data		602	602	—	—
Broadband and internet		448	376	—	—
IT services		346	308	—	—
Other operating revenues	3	812	779	770	565
Other gains	5	60	154	—	86

		5,815	5,804	770	651

Operating expenses	4
Labour		(796)	(738)	—	—
Intercarrier costs		(1,199)	(1,185)	—	—
Other operating expenses		(1,563)	(1,479)	—	—
Asset impairments	5	(1,301)	(24)	—	—
Other expenses	5	(34)	(35)	(3,218)	—

		(4,893)	(3,461)	(3,218)	—

Earnings/(loss) before interest, taxation, depreciation, amortisation and minority interests		922	2,343	(2,448)	651
Depreciation		(538)	(546)	—	—
Amortisation		(167)	(152)	—	—

Earnings/(loss) before interest, taxation and minority interests		217	1,645	(2,448)	651
Net interest and other financing costs	6	(254)	(289)	(74)	(79)

(Loss) / earnings before income tax and minority interests		(37)	1,356	(2,522)	572
Income tax (expense) / credit	7	(394)	(386)	24	26

(Loss) / earnings after income tax and minority interests		(431)	970	(2,498)	598
Minority interests in earnings of subsidiaries		(4)	(3)	—	—

Net (loss) / earnings attributable to shareholders		(435)	967	(2,498)	598

(Loss) / earnings per share (in cents)	23	(22)¢	50 ¢

Diluted (loss) / earnings per share (in cents)	23	(22)¢	49 ¢

Weighted average number of ordinary shares outstanding (in millions)		1,960	1,948

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the years ended 30 June 2006 and 2005

		Group		Parent
Year ended 30 June (Dollars in millions)	notes	2006 NZ$	2005 NZ$	2006 NZ$	2005 NZ$
Balance at beginning of year as previously reported		2,471	2,208	4,203	4,218
Transition adjustments on adoption of NZ IFRS		—	(15)	—	4
Transition adjustment on adoption of NZ IAS 39		(41)	—	—	—

Restated balance at beginning of year		2,430	2,193	4,203	4,222

Translation of foreign operations		118	(86)	—	—
Hedge of net investment in foreign operations		(129)	21	—	—
Cash flow hedges		8	—	—	—
Current tax		100	(8)	—	—
Deferred tax		(3)	—	—	—

Total surplus/(deficit) recognised directly in equity		94	(73)	—	—
Net (loss)/earnings for the year		(431)	970	(2,498)	598

Total recognised income and expenses		(337)	897	(2,498)	598
Dividends		(1,184)	(835)	(1,179)	(833)
Tax credit on supplementary dividends		131	95	131	95
Dividend reinvestment plan		114	84	114	84
Exercise of share options		18	27	18	27
Issuance of shares under employee share schemes		4	10	4	10
Repurchase of shares		(114)	—	(114)	—

Balance at end of year	23	1,062	2,471	679	4,203

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheets

As at 30 June 2006 and 2005

		Group		Parent
As at 30 June (Dollars in millions)	notes	2006 NZ$	2005 NZ$	2006 NZ$	2005 NZ$
ASSETS
Current assets:
Cash		155	235	—	—
Short-term investments	8	64	81	—	—
Short-term derivative assets	9	26	—	—	—
Receivables and prepayments	10	929	1,266	966	1,433
Taxation recoverable		100	45	—	—
Inventories	11	51	56	—	—

Total current assets		1,325	1,683	966	1,433
Non-current assets:
Receivables due after one year	12	109	117	—	—
Long-term investments	13	520	427	7,007	7,998
Deferred tax asset	14	31	32	—	—
Long-term derivative assets	15	88	—	—	—
Intangible assets	16	829	1,643	—	—
Property, plant and equipment	17	3,301	3,602	—	—

Total non-current assets		4,878	5,821	7,007	7,998

Total assets		6,203	7,504	7,973	9,431

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	18	1,039	1,044	22	16
Taxation payable		—	—	3	4
Short-term derivative liabilities	19	125	—	—	—
Debt due within one year	20	955	863	5,042	5,208

Total current liabilities		2,119	1,907	5,067	5,228
Non-current liabilities:
Deferred tax liability	14	117	153	—	—
Long-term derivative liabilities	21	362	—	—	—
Long-term debt	22	2,543	2,973	2,227	—

Total non-current liabilities		3,022	3,126	2,227	—

Total liabilities		5,141	5,033	7,294	5,228

Equity:
Shareholders’ funds		1,055	2,463	679	4,203
Minority interests		7	8	—	—

Total equity	23	1,062	2,471	679	4,203

Total liabilities and equity		6,203	7,504	7,973	9,431

On behalf of the Board

WAYNE BOYD, Chairman	THERESA GATTUNG, Chief Executive Officer and Managing Director

Authorised for issue on 18 September 2006

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statements

For the years ended 30 June 2006 and 2005

		Group		Parent
Year ended 30 June (Dollars in millions)	notes	2006 NZ$	2005 NZ$	2006 NZ$	2005 NZ$
Cash flows from operating activities
Cash was provided from / (applied to):
Cash received from customers		5,740	5,598	—	—
Interest income		22	30	337	338
Dividend income		—	7	—	7
Dividends received from subsidiary companies		—	—	770	558
Payments to suppliers and employees		(3,484)	(3,317)	—	—
Income tax paid		(177)	(297)	—	—
Interest paid on debt		(294)	(318)	(411)	(418)

Net cash flows from operating activities	32	1,807	1,703	696	485

Cash flows from investing activities
Cash was provided from / (applied to):
Sale of property, plant and equipment		6	19	—	—
Sale of short-term investments, net		23	169	250	252
Purchase of subsidiary companies		(8)	(84)	—	—
Purchase of long-term investments		(19)	(6)	—	(282)
Sale of long-term investments		293	23	272	—
Purchase of property, plant and equipment		(737)	(696)	—	—
Capitalised interest paid		(11)	(8)	—	—

Net cash flows from investing activities		(453)	(583)	522	(30)

Cash flows from financing activities
Cash was provided from / (applied to):
Proceeds from long-term debt		397	389	—	—
Repayment of long-term debt and derivatives		(660)	(1,051)	—	—
Proceeds from / (repayment of) short-term debt, net		5	260	(166)	266
Capital contributed		11	28	11	28
Capital repurchased		(114)	—	—	—
Dividends paid		(1,073)	(749)	(1,063)	(749)

Net cash flows from financing activities		(1,434)	(1,123)	(1,218)	(455)

Net cash flow		(80)	(3)	—	—
Opening cash position		235	238	—	—

Closing cash position		155	235	—	—

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

Reporting Entity and Statutory Base

Telecom Corporation of New Zealand Limited is a profit-orientated company registered in New Zealand under the Companies Act 1993, and is an issuer for the purposes of the Financial Reporting Act 1993.

The financial statements presented are those of Telecom Corporation of New Zealand Limited (the “Company” or the “Parent Company”), its subsidiaries and associates (the “Telecom Group” or “Telecom”).

Nature of Operations

Telecom is a major supplier of telecommunications and information technology services in New Zealand and Australia. Telecom provides a full range of telecommunications and information technology products and services including local, national, international and value-added telephone services, cellular and other mobile services, data and Internet services, IT consulting, implementation and procurement, equipment sales and installation services, leased services and directories.

Basis of Preparation

The financial statements have been prepared in accordance with the Financial Reporting Act 1993 which requires compliance with accounting practice generally accepted in New Zealand. This differs in certain significant respects from accounting practice generally accepted in the United States (“US GAAP”). For a description of the significant differences and related effect on these financial statements, see Note 37.

In December 2002 the New Zealand Accounting Standards Review Board announced that International Financial Reporting Standards (“IFRS”) will apply to all New Zealand entities for periods commencing on or after 1 January 2007. Companies may adopt IFRS earlier if they choose. Telecom has elected to adopt the New Zealand equivalents to International Financial Reporting Standards (“NZ IFRS”) from 1 July 2005 and these financial statements are prepared in compliance with NZ IFRS. In complying with NZ IFRS Telecom is also in compliance with IFRS as issued by the International Accounting Standards Board.

Transition from existing NZ GAAP to NZ IFRS has been made in accordance with NZ IFRS 1 “First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards”. Comparative information has been restated to conform to the requirements of NZ IFRS, except for New Zealand equivalent to International Accounting Standard (“NZ IAS”) 32 and NZ IAS 39, as permitted by NZ IFRS 1.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars, references to “A$” are to Australian dollars and references to “GBP” are to Pounds Sterling.

Measurement Basis

The measurement basis adopted in the preparation of these financial statements is historical cost, modified by the revaluation of certain investments and financial instruments as identified in specific accounting policies below.

Specific Accounting Policies

Basis of Consolidation

Subsidiaries

Subsidiaries are those entities controlled, directly or indirectly, by the Telecom Group.

The consolidated financial statements are prepared from the accounts of the Company and its subsidiaries using the purchase method of consolidation. All significant intercompany accounts and transactions are eliminated on consolidation.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1 STATEMENT OF ACCOUNTING POLICIES (continued)

Associates

Associates are entities in which the Telecom Group has significant influence, but not control, over the operating and financial policies.

Associate companies are reflected in the consolidated financial statements using the equity method, whereby Telecom’s share of the post-acquisition net earnings of associates is included in consolidated earnings before income tax.

Where the equity accounted carrying amount of an investment in an entity falls below zero, the equity method of accounting is suspended and the investment recorded at zero except where there is a legal or constructive obligation to fund those losses, in which case losses are recorded and a liability is recognised. If this occurs, the equity method of accounting is not resumed until such time as Telecom’s share of losses and reserve decrements, not recognised during the financial years in which the equity method was suspended, are offset by the current share of earnings and reserves.

Goodwill

Goodwill represents the excess of purchase consideration over the fair value of net assets acquired at the time of acquisition of a business or shares in a subsidiary. Goodwill is allocated to cash-generating units and assessed annually for impairment and to the extent that it is no longer probable it will be recovered from future economic benefits of the related cash generating unit, it is recognised immediately as an expense.

Prior to conversion to NZ IFRS goodwill was amortised over a period not exceeding 20 years. NZ IFRS 1 does not permit goodwill previously recognised as an expense to be reinstated unless a previous business combination has been reopened. Telecom has not elected to reopen previous business combinations and therefore goodwill is stated at cost less previous amortisation charges and any accumulated impairment losses.

Acquisition or Disposal During the Year

Where an entity becomes or ceases to be a Telecom Group entity during the year, the results of that entity are included in the net earnings of the Telecom Group from the date that control or significant influence commenced or until the date that control or significant influence ceased.

Revenue Recognition

Telecom recognises revenues as it provides services or delivers products to customers. Billings for telecommunications services (including fixed line, cellular and Internet access billings) are made on a monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue is deferred in respect of the portion of fixed monthly charges that have been billed in advance.

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

Accounts Receivable

Accounts receivable are recorded initially at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment losses due to bad and doubtful accounts. The provision for doubtful debts is based on management’s assessment of amounts considered uncollectable for specific customers or groups of customers based on age of debt, history of payments, account activity, economic factors and other relevant information. The amount of the provision is the difference between the assets unamortised cost and the present value of estimated future cash flows, discounted at the effective interest rate. The provision is recognised in the Income Statement.

Bad debts are written off against the provision for doubtful accounts in the period in which it is determined that the debts are uncollectable. If those debts are subsequently collected then a gain is recognised in the income statement.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1 STATEMENT OF ACCOUNTING POLICIES (continued)

Inventories

Inventories principally comprise materials for self-constructed network assets, critical maintenance spares, customer premises equipment held for rental or sale and mobile equipment held for sale. Inventories are stated at the lower of cost and net realisable value after due consideration for excess and obsolete items. Cost is determined on a weighted average cost basis.

Cost of inventories includes the transfer from equity of any gains or losses on qualifying cash flow hedges relating to purchases of raw materials.

Investments

Telecom classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held to maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired and is re-evaluated by management at each reporting date.

Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit and loss.

Fair values of quoted investments are based on prices current at balance date. If the market for a financial asset is not active fair value is established by using valuation techniques including recent arms-length transactions, reference to other similar instruments, discounted cash flow analysis and option pricing models.

Where the fair value of equity instruments cannot be reliably determined then the investments are recorded at historical cost.

Financial assets at fair value through profit or loss

Assets in this category are financial assets either held for trading, or designated at fair value through profit or loss at inception. Derivatives are also categorised as held for trading unless they are designated as hedges. These assets are classified as current assets if they are held for trading or are expected to be realised within twelve months of balance date. Realised and unrealised gains and losses arising from changes in the fair values are included in the Income Statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not traded in an active market. These assets are carried at amortised cost using the effective interest method.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Telecom Group has the positive intention and ability to hold to maturity. These assets are carried at amortised cost using the effective interest method.

Available for sale financial assets

Available for sale financial assets are non-derivatives that are either designated as available for sale by management or not classified in any of the other categories. These investments are carried at fair value with any unrealised gains and losses arising from changes in fair value recognised in equity. On sale the accumulated fair value adjustments are included in the Income Statement as gains and losses from investment securities.

Where, in the opinion of the Directors, there has been an impairment in the value of investments this is recognised in the current period. In the case of equity securities classified as available for sale, losses arising from a significant or prolonged decline in the fair value are removed from equity and recognised in the Income Statement. Impairment losses recognised in the Income Statement on equity instruments are not reversed through the Income Statement.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1 STATEMENT OF ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

Property, plant and equipment is valued as follows:

•	The value of property, plant and equipment purchased from the Government was determined using deemed cost as at 1 April 1987.

•	Subsequent additions are recognised at cost. The cost of additions to plant and equipment and other assets constructed by Telecom consists of all appropriate costs of development, construction and installation, comprising material, labour, direct overhead and transport costs.

•	For each qualifying asset project, interest costs incurred during the period required to complete and prepare the property, plant or equipment for its intended use are capitalised as part of the total cost.

Depreciation

Depreciation is charged on a straight-line basis to write down the cost of property, plant and equipment to its estimated residual value over its estimated useful lives, which are as follows:

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

Where property, plant or equipment is disposed of, the profit or loss recognised in the Income Statement is calculated as the difference between the sale price and the carrying value of the asset.

Leased Assets

Telecom is a lessor of customer premises equipment. Such leases are considered operating leases because substantially all the benefits and risks of ownership remain with Telecom. Rental income is taken to revenue on a monthly basis in accordance with the lease term.

Telecom is a lessee of certain plant, equipment, land and buildings under both operating and finance leases. Lease costs relating to operating leases are charged against earnings as incurred. Finance leases, which effectively transfer to Telecom substantially all the risks and benefits of ownership of the leased assets, are capitalised at the lower of the leased assets fair value or the present value of the minimum lease payments at inception of the lease. The leased assets and corresponding liabilities are disclosed and the leased assets are depreciated over the period Telecom is expected to benefit from their use.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1 STATEMENT OF ACCOUNTING POLICIES (continued)

Intangible assets

The cost of acquiring an intangible asset is amortised from the date the underlying asset is held ready for use on a straight-line basis over the periods of their expected benefit which is as follows:

Software	2-8 years
Capacity purchases	10-15 years
Spectrum licences	4-20 years
Other intangibles	1-99 years

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

Debt

Debt is recognised initially at fair value less attributable transactions costs. Subsequent to initial recognition, debt is stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate method.

Compensated Absences

The liability for employees’ compensation for future absences, calculated on an actuarial basis, is accrued in respect of employees’ services already rendered and where the obligation relates to rights that may eventually vest.

Share-based Compensation

Telecom operates three share-based compensation plans (see Note 24 for details). The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, Telecom revises its estimates of the number of options that are expected to become exercisable and recognises the impact of the revision of original estimates, if any, in the Income Statement in the current period for amounts relating to the vested portion, and over the remaining vesting period for the unvested portion.

The proceeds received net of any directly attributable transaction costs are credited to contributed capital when the options are exercised.

Research Costs

Research costs are expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred.

Government grants

Government grants are recognised in income on a systematic basis that matches them with the related costs that they are intended to compensate. To achieve this, grants that were made for Telecom to purchase assets are netted off against the cost of that asset.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1 STATEMENT OF ACCOUNTING POLICIES (continued)

Taxation

The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences.

Deferred taxation is recognised using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Future tax benefits are recognised where realisation of the asset is probable.

Foreign Currency Transactions

Transactions denominated in a foreign currency are converted at the New Zealand exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates current at balance date. Exchange differences arising on the translation of accounts payable and receivable in foreign currencies are recognised in the Income Statement.

Exchange gains and losses and hedging costs arising on contracts entered into as hedges of firm commitments are deferred in equity as qualifying cash flow hedges until the date the underlying transactions impact on the determination of net earnings.

Where capital project commitments are hedged against foreign currency rate risk, the exchange difference on the hedging transaction up to the date of purchase and all other costs associated with the hedging transaction are deferred in equity and capitalised as part of the completed asset.

Other derivative transactions that provide effective economic hedges under the risk management policies of the Group, but which do not qualify for hedge accounting under the specific rules of NZ IAS 39 are recognised immediately in the Income Statement.

Translation of Foreign Group Entities

The financial statements of each of the Group’s subsidiaries are prepared in the functional currency of that entity. Functional currency is determined for each entity based on factors such as the principal trading or financing currency. Assets and liabilities of these entities are translated at exchange rates existing at balance date. Revenue and expenses are translated at rates approximating the exchange rates ruling at the dates of the transactions. The exchange gain or loss arising on translation is recorded in the foreign currency translation reserve.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1 STATEMENT OF ACCOUNTING POLICIES (continued)

Derivative Financial Instruments

Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates, interest rates and electricity prices.

Each derivative which is designated as a hedge is classified as either:

•	a hedge of the fair value of recognised assets or liabilities (a fair value hedge) or

•	a hedge of a highly probably forecast transaction (a cash flow hedge) or

•	a hedge of a net investment in foreign operations

Gains and losses on fair value hedges are included in the Income Statement together with any changes in the fair value of the hedged asset or liability.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are initially recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the Income Statement. Amounts accumulated in equity are recycled in the Income Statement in the periods when the hedged item will affect profit or loss. Alternatively, when the forecast transaction that is hedged results in a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the underlying physical exposure occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Income Statement.

The effective portion of any gain or loss on hedges of net investments in foreign operations is recognised in equity and the gain or loss relating to any ineffective portion is recognised immediately in the Income Statement. Gains and losses included in equity are included in the Income Statement when the foreign operation is disposed of.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 26. Movements in the hedge reserve in shareholders equity are shown in Note 23.

For an instrument to qualify as a hedge, at the inception of the derivative transaction the relationship between hedging instruments and hedged items must be documented, as must the Group’s risk management objective and strategy for undertaking various hedge transactions. On an ongoing basis the Group must document whether the hedges are highly effective in offsetting changes in fair values of cash flows or hedged items.

Derivative financial instruments that do not qualify or no longer qualify as hedges are stated at market values and any resultant gain or loss is recognised in the Income Statement.

The foreign exchange gains and losses on the principal value of cross currency swaps are reflected in the Income Statement using the spot rate which offsets the foreign exchange gains and losses recorded on the underlying hedged transaction.

Cash flows from derivatives are recognised in the Cash Flow Statement in the same category as that of the hedged item.

Cash Flow Statement

For the purposes of the Cash Flow Statement, cash is considered to be cash on hand and in banks, net of bank overdrafts and highly liquid investments that are readily convertible to known amounts of cash which are subject to an insignificant risk of changes in values.

Cash flows from certain items are disclosed net, due to the short-term maturities and volume of transactions involved.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1 STATEMENT OF ACCOUNTING POLICIES (continued)

Use of Estimates and Judgement

The principal areas of judgement in preparing these financial statements are set out below.

Valuation of goodwill

The carrying value of goodwill is assessed at least annually to ensure that it is not impaired. Performing this assessment generally requires management to estimate future cash flows to be generated by the investment, which entails making judgements including the expected rate of growth of revenues, margins expected to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows.

Valuation of investments

Management perform an assessment of the carrying value of long-term investments at least annually. In assessing whether there has been an impairment, consideration is given to the financial performance of the investee and other factors that impact on management’s expectation of recovering the value of the investment. This assessment also requires management to make judgements about the expected future performance and cash flows of the investee, and an appropriate discount rate, in order to determine the fair value of investments based on discounted expected cash flows of investees.

Accounting for property, plant and equipment and finite-lived intangible assets

In accounting for the creation of items of property, plant and equipment and finite-lived intangible assets, judgements must be made about whether costs incurred relate to bringing an asset to working condition for its intended use and therefore are appropriate for capitalisation as part of the cost of the asset or whether they should be expensed as incurred. In capitalising costs for internally constructed assets, judgements must be made about the likelihood of project success. Such judgements can be difficult where the project involves the application of unproven technology.

The determination of the appropriate useful life for a particular asset requires management to make judgements about, among other factors, the expected period of service potential of the asset, the likelihood of the asset becoming obsolete as a result of technological advances, and the likelihood of Telecom ceasing to use the asset in its business operations.

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

Accounting for income taxes

Preparation of the annual financial statements requires management to make estimates as to, amongst other things, the amount of tax that will ultimately be payable, the availability of losses to be carried forward and the amount of foreign tax credits that it will receive. Actual results may differ from these estimates as a result of reassessment by management and/or taxation authorities.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1 STATEMENT OF ACCOUNTING POLICIES (continued)

Adoption of NZ IFRS

During the year ended 30 June 2006 Telecom adopted the requirements of NZ IFRS in accordance with NZ IFRS 1 “First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards”. See Note 38 for an explanation of the changes in accounting policy that have resulted from the early adoption of these standards.

Comparative information has been restated to conform to the requirements of NZ IFRS as part of Telecom’s early adoption of NZ IFRS except for the application of NZ IAS 32 and NZ IAS 39, as permitted by NZ IFRS 1. Debt and financial instruments were accounted for in the comparative year as follows:

Debt was stated at face value adjusted for unamortised discounts, premiums and prepaid interest. Discounts, premiums and prepaid interest were amortised to interest expense on a yield to maturity basis over the period of the borrowing. Borrowing costs such as origination, commitment and transaction fees were deferred and amortised over the period of the borrowing.

Gains and losses on derivatives were accounted for on the same basis as the underlying physical exposures. For an instrument to qualify as a hedge, it must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract.

Interest rate swaps and cross currency interest rate swaps that hedged an underlying physical exposure were accounted for using the accrual method of accounting. Interest receivable and payable and unamortised discounts under the terms of the interest rate swaps and cross currency interest rate swaps were accrued over the period to which the payments or receipts related, and were treated as an adjustment to interest expense.

The foreign exchange gains and losses on the principal value of cross currency swaps were reflected in the Income Statement using the spot rate which offset the foreign exchange gains and losses recorded on the underlying hedged transaction.

Exchange gains and losses and hedging costs arising on contracts entered into as hedges of firm commitments were deferred until the date the underlying transactions impact on the determination of net earnings.

Premiums paid for interest rate and currency options and the net settlement on maturity of forward rate agreements were amortised over the life of the underlying hedged item.

Impact of Recently Issued Accounting Standards

In August 2005, the International Accounting Standards Board (IASB) issued IFRS 7 “Financial Instruments: Disclosures”. The New Zealand equivalent to this standard, NZ IFRS 7, was issued by the New Zealand Financial Reporting Standards Board in November 2005. It replaces NZ IAS 30 “Disclosures in the Financial Statements of Banks and Similar Financial Institutions” and some of the requirements of NZ IAS 32 “Financial Instruments: Disclosure and Presentation”. NZ IFRS 7 requires companies to disclose information about the significance of financial instruments and the nature and extent of risks arising from financial instruments. It will be effective for Telecom for the year ending 30 June 2008. As this standard solely addresses disclosure and most of its requirements relevant to Telecom are embodied in existing standards, management do not believe that application of NZ IFRS 7 will have a significant impact on Telecom.

In April, June and August 2005 the IASB issues three amendments to IAS 39 “Financial Instruments: Recognition and Measurement”. These amendments address cash flow hedges of forecast intragroup transactions, the fair value option and financial guarantee contracts. These amendments will be effective for Telecom for the financial year ending 30 June 2007. Management is currently evaluating the impact that these amendments will have on Telecom.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 2 OPERATING REVENUES AND OTHER GAINS

	Group		Parent
Year ended 30 June (Dollars in millions)	2006 NZ$	2005 NZ$	2006 NZ$	2005 NZ$
Sale of goods	283	256	—	—
Rendering of services	5,472	5,387	—	—
Dividends	—	7	770	565

Total operating revenue	5,755	5,650	770	565
Other gains	60	154	—	86

Total operating revenue and other gains	5,815	5,804	770	651

NOTE 3 CALLING AND OTHER OPERATING REVENUES

	Group		Parent
Year ended 30 June (Dollars in millions)	2006 NZ$	2005 NZ$	2006 NZ$	2005 NZ$
Calling
National	905	980
International	442	415
Other	46	48

	1,393	1,443

Other operating revenues
Resale	363	337	—	—
Directories	248	230	—	—
Equipment	55	69	—	—
Miscellaneous other	146	136	—	—
Dividends from investments	—	7	—	7
Dividends from subsidiary companies	—	—	770	558

	812	779	770	565

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 4 OPERATING EXPENSES

Labour

Included in labour costs are pension contributions of $1 million to the New Zealand Government Superannuation Fund (30 June 2005: $2 million) and $14 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (30 June 2005: $12 million). Telecom has no other obligations to provide pension benefits in respect of employees.

Other Operating Expenses

	Group
Year ended 30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Other operating expenses include:
Lease and rental costs	66	52
Research costs	9	9
Advertising costs	143	118
Foreign exchange gains	(8)	—
Bad debts written off	37	59
Decrease in provision for doubtful accounts	(3)	(19)
Movement in provision for inventory obsolescence	(4)	(2)
Gain on disposal of property, plant and equipment	(1)	(7)
Directors’ fees	2	2
Change in fair value of financial instruments	(3)	—

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

Sprint – provide access to mobile CPE supply arrangements, mobile applications and other marketing and service initiatives; and,

Telstra – provide wholesale telecommunications services to Telecom’s Australian operations.

Other than Telstra, where other suppliers could provide some but not all equivalent services, Telecom believes that other suppliers could provide similar services on comparable terms. A change in suppliers could cause disruption to Telecom’s core operations and network and service development activities, which might adversely impact financial results.

Key Management Personnel Costs

	Group
Year ended 30 June (Dollars in thousands)	2006 NZ$	2005 NZ$
Salary and other short-term benefits	8,435	8,869
Redundancy	519	—
Share-based compensation	2,244	2,103

	11,198	10,972

The table above includes remuneration of the Chief Executive and the members of her executive team.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 4 OPERATING EXPENSES (continued)

Auditors’ Remuneration

	Group
Year ended 30 June (Dollars In thousands)	2006 NZ$	2005 NZ$
Fees paid to principal auditors:
Audit of financial statements	2,615	2,751
Other assurance services	1,023	790

Total fees paid to principal auditors	3,638	3,541

Other assurance services primarily relate to the audit of regulatory disclosures such as the Telecom List of Charges and the Telecom Service Obligation (“TSO”) as required by Telecommunications legislation. In the year ended 30 June 2006, other assurance services fees also included preparatory work for compliance with section 404 of the US Sarbanes-Oxley Act in the year ended 30 June 2007.

Donations

The donation expense for the year was $127,000 (30 June 2005: $360,000). In addition, Telecom makes available telecommunications services free of charge or at reduced rates to the community, principally the 111 emergency service, and also provides substantial support to educational and charitable organisations.

NOTE 5 OTHER GAINS, EXPENSES AND IMPAIRMENT

	Group		Parent
Year ended 30 June (Dollars In millions)	2006 NZ$	2005 NZ$	2006 NZ$	2005 NZ$
Other Gains
Gain on acquisition of SCCL	60	—	—	—
Gain on sale of INL shares	—	86	—	86
Recognition of Southern Cross support fees	—	41	—	—
Gain on sale of Telecom Retail Stores	—	10	—	—
Gain on repurchase of convertible notes	—	9	—	—
Gain on sale of Intelsat	—	8	—	—

	60	154	—	86

Impairment
Impairment of Australian Operations	1,301	—	—	—
Impairment of TDMA network	—	24	—	—

	1,301	24	—	—

Other Expenses
Intercarrier and regulatory costs	22	—	—	—
Provision for contractual settlements	12	—	—	—
Inter-carrier provisions	—	31	—	—
Restructuring costs	—	4	—	—
Provision for intercompany balances	—	—	3,218	—

	34	35	3,218	—

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 5 OTHER GAINS, EXPENSES AND IMPAIRMENT (continued)

Other Gains

Gain on acquisition of Southern Cross Cables (NZ) Limited (“SCCL”)

On 23 December 2005 Telecom acquired a 100% shareholding in SCCL, a wholly-owned subsidiary of Southern Cross Cables in which Telecom holds a 50% shareholding. SCCL’s sole asset at the time of acquisition was a tax operating loss carryforward. The value of the tax loss carryforward was $70 million and Telecom’s acquisition cost was $10 million. The value in excess of Telecom’s acquisition cost has been reflected as a gain in the Group’s consolidated Income Statement for the year ended 30 June 2006.

Gain on sale of Independent Newspapers Limited (“INL”) shares (Group and Parent)

In June 2005, Telecom sold its entire stake in INL to Nationwide News Pty Limited, an affiliate of News Corporation for $272 million. This resulted in a gain on sale of $86 million being recognised in the year ended June 2005. Proceeds from the sale were received in July 2005.

Recognition of Southern Cross support fees

Southern Cross restructured its banking facilities with its senior bank syndicate in April 2003. As part of the restructure, Telecom agreed to provide contingent credit support for a portion of the refinanced debt. In return for providing this support, support fees were payable to Telecom from Southern Cross. Telecom had not previously recognised these fees, as oversupply of capacity in the international telecommunications industry and uncertainties around future levels of demand were negatively impacting Southern Cross’ operations, creating uncertainty over the collectibility of the support fees. Since this time, acceleration in bandwidth utilisation has significantly improved the outlook for Southern Cross culminating in significant new sales being generated. As a result of the cash generated by the additional sales, collectibility of the support fees became expected and accordingly Telecom accrued fees payable by Southern Cross of $41 million at March 2005. This represents fees for the period from April 2003 to March 2005. These fees have now been fully paid.

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

Impairment

Impairment of Australian operations

Telecom has reviewed the carrying value of the assets relating to its Australian Operations (which is a reportable segment). Prior to the write-downs at 30 June 2006 and 31 December 2005 these assets had a total carrying value of A$1,464 million, including A$778 million of goodwill resulting from the purchase of AAPT. The recoverable amount for Telecom’s Australian Operations was assessed on a value in use basis.

In previous periods the recoverable amount had been determined to exceed carrying value. However in the June 2006 and December 2005 assessments it was determined that the recoverable amount was significantly lower than the carrying value and hence impairments have occurred.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 5 OTHER GAINS, EXPENSES AND IMPAIRMENT (continued)

The decline in the recoverable amount was a consequence of a number of negative trends that are adversely affecting the short and long-term earnings outlook for Australian Operations, in particular:

•	A significant tightening of wholesale prices and terms with Telstra Corporation Limited (the principal supplier to Telecom’s Australian operations);

•	Continued downward pressure on retail prices; and

•	The deferral of major project expenditure by key corporate customers.

These fundamental changes in the industry, and revised expectations for implementation of new strategies within Australian Operations, have led to the recognition of impairment charges of $404 million (A$327 million) at 30 June 2006 and $897 million (A$836 million) at 31 December 2005. The December charge represents the writing down of $63 million (A$58 million) of individual assets and $834 million (A$778 million) of goodwill. As a result of this impairment, all remaining goodwill resulting from Telecom’s acquisition of AAPT has been written off. The June charge represents the further writing down of $404 million (A$330 million) of assets. In determining these impairments a discount rate of 9.7% was used.

Impairment of TDMA network

Telecom currently operates both TDMA and CDMA mobile networks. With the continued transition of customers from TDMA to CDMA, the cash flows generated by the TDMA network continued to decline to the point where at 30 June 2005 the present value of net future cash flows was negligible. Accordingly, an impairment charge of $24 million ($16 million after tax) was recognised at 30 June 2005 to write the network down to nil.

Other expenses

Intercarrier and regulatory costs

In January 2006 Telecom and TelstraClear Limited reached an agreement that settled a number of longstanding commercial issues between the two companies, principally involving backdating of pricing of interconnection and wholesale arrangements. To settle these historical issues, Telecom agreed to make a one-off payment of $17.5 million to TelstraClear.

Also included in the current period is an adjustment to reflect a determination by the Commerce Commission. In December 2005, the Commission issued a draft determination of the cost to Telecom of meeting its Telecommunications Service Obligations (“TSO”) for the year ended 30 June 2004. The determination represented a significant change from the 2003 and 2002 TSO determinations, which Telecom had used as the basis for accruing in 2004 and 2005 TSO revenue. Adopting the approach used by the Commission in its latest determination resulted in a one-off adjustment to the accrued TSO receivable.

Provision for contractual settlements

Telecom has provided $7 million for the estimated liability that would result from unsuccessful outcomes relating to historic issues under the Fair Trading Act.

Telecom has also recognised an expense of $5 million for the cost of terminating an agreement with Hutchison Whampoa Limited to receive 3G mobile services for Telecom’s New Zealand business. Telecom and Hutchison Whampoa have entered into a new agreement which reflects current business circumstances.

Inter-carrier provisions

A charge of $31 million ($21 million net of tax) was recognised in March 2005 by Telecom’s Australian subsidiary AAPT following an extensive reassessment of accruals and provisions for disputes in the inter-carrier area. The charge was a one-off adjustment required to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable. These changes in accrual assumptions related to prior periods.

Restructuring costs

Following the purchase of Gen-i and Computerland in 2005 a number of savings were identified through the combination of these businesses. Costs of $4 million ($3 million net of tax) were incurred to achieve these savings. These costs principally consisted of redundancy costs.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 5 OTHER GAINS, EXPENSES AND IMPAIRMENT (continued)

Parent Company

Provision for intercompany balances

Expenses of $3,218 million represents a write down of investments in and advances to subsidiaries that are no longer considered recoverable of $991 million and the recognition of a liability of $2,227 million reflecting intercompany obligations of subsidiary companies assumed by the Parent.

NOTE 6 NET INTEREST AND OTHER FINANCING COSTS

	Group		Parent
Year ended 30 June (Dollars in millions)	2006 NZ$	2005 NZ$	2006 NZ$	2005 NZ$
Interest income:
Other interest	28	31	—	—
Interest received from subsidiary companies	—	—	337	339

Total interest income	28	31	337	339

Interest expense:
Euro Medium Term Notes	224	263	—	—
Capital notes	28	28	—	—
Telebonds	31	26	—	—
Convertible notes	—	8	—	—
Other interest	10	3	—	—
Interest paid to subsidiary companies	—	—	411	418

	293	328	411	418
Less interest capitalised	(11)	(8)	—	—

Total interest expense	282	320	411	418

Net interest and other financing costs	254	289	74	79

Interest is capitalised on property, plant and equipment and intangible assets under development at an annualised rate of 8% (30 June 2005: 8%).

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 7 INCOME TAX

The income tax expense / (credit) is determined as follows:

	Group		Parent
Year ended 30 June (Dollars in millions)	2006 NZ$	2005 NZ$	2006 NZ$	2005 NZ$
Income statement
Current income tax
Current year income tax charge / (credit)	351	376	(24)	(26)
Adjustments in respect of prior periods	1	(2)	—	—

Deferred income tax
Depreciation	54	12	—	—
Provisions, accruals and other	(5)	(2)	—	—
Adjustments in respect of prior periods	(7)	2	—	—

Income tax charge / (credit) reported in income statement	394	386	(24)	(26)

Domestic tax charge / (credit)	401	376	(24)	(26)
Foreign tax charge / (credit)	(7)	10	—	—

	394	386	(24)	(26)

Statement of changes in equity
Current income tax
Current year income tax (credit) / charge	(100)	8	—	—

Deferred income tax
Fair value of financial instruments	3	—	—	—

Income tax (credit) / charge reported in equity	(97)	8	—	—

Reconciliation of income tax expense

	Group		Parent
Year ended 30 June (Dollars in millions)	2006 NZ$	2005 NZ$	2006 NZ$	2005 NZ$
Earning before income tax
Domestic	1,441	1,309	(2,522)	572
Foreign	(1,478)	47	—	—

(Loss) / earnings before income tax	(37)	1,356	(2,522)	572

Tax at current rate of 33%	(12)	447	(832)	189
Adjustment to taxation:
Gain on sale of investments	—	(31)	—	(28)
Non-deductible write-downs	420	—	1,061	—
Non-taxable gain	(20)	—	—	—
Foreign sourced income not subject to tax	(8)	(19)	—	—
Intercompany dividends	—	—	(253)	(184)
Other	14	(11)	—	(3)

Income tax expense / (credit)	394	386	(24)	(26)

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 8 SHORT-TERM INVESTMENTS

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Short-term deposits	63	80
Government securities	1	1

	64	81

NOTE 9 SHORT-TERM DERIVATIVE ASSETS

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Foreign exchange forward contracts	22	—
Currency options	2	—
Interest rate swaps	2	—

	26	—

The 2005 balances are presented as previously reported under NZ GAAP and have not been restated, as permitted by NZ IFRS 1 “First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards”.

NOTE 10 RECEIVABLES AND PREPAYMENTS

	Group		Parent
30 June (Dollars in millions)	2006 NZ$	2005 NZ$	2006 NZ$	2005 NZ$
Trade receivables	564	624	—	—
Less allowance for doubtful accounts	(39)	(42)	—	—

	525	582	—	—
Unbilled rentals and tolls	298	292	—	—
Prepaid expenses and other receivables	106	76	—	—
Receivable from sale of INL shareholding	—	272	—	272
Southern Cross support fees receivable	—	44	—	—
Due from subsidiaries	—	—	966	1,161

	929	1,266	966	1,433

Sale of Shares in Listed Companies

Telecom sold its entire stake in INL in June 2005 for total consideration of $272 million. This resulted in a gain on sale of $86 million being recognised in June 2005. Proceeds from the sale were received in July 2005, therefore at 30 June 2005 Telecom had recorded a receivable of $272 million.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 11 INVENTORIES

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Maintenance materials and consumables	8	4
Goods held for resale	38	39
Work in progress	5	3
Materials for self-constructed assets	—	13

	51	59
Less provision for inventory obsolescence	—	(3)

	51	56

Allowance for inventory obsolescence:
Balance at beginning of period	3	5
Charged to costs and expenses	1	—
Release from provision	(4)	(2)

Balance at end of period	—	3

NOTE 12 RECEIVABLES DUE AFTER ONE YEAR

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Loan to associate company	95	96
Other receivables	14	21

	109	117

NOTE 13 LONG-TERM INVESTMENTS

	Group		Parent
30 June (Dollars in millions)	2006 NZ$	2005 NZ$	2006 NZ$	2005 NZ$
Shares in unlisted companies	515	427	—	—
Investment in associates	5	—	—	—
Subsidiary companies (see Note 30)
Shares	—	—	4,001	4,160
Term advances	—	—	3,006	3,838

	520	427	7,007	7,998

Shares in unlisted companies

Shares in unlisted companies are classified as available for sale securities in accordance with NZ IAS 39 and include Telecom’s 19.9% stake in Hutchison 3G Australia Limited of A$400 million (30 June 2005: A$400 million). This investment is valued at cost as the fair value cannot be measured reliably as shares in this entity are not traded and the relatively immature nature of this entity means that a wide range of estimates of fair value exist.

Subsidiary companies – term advances

These term advances have interest rates ranging between 0% and 10% (30 June 2005: 0% and 10%).

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 13 LONG-TERM INVESTMENTS (continued)

Associate companies

Associate companies of the Telecom group are listed in Note 30.

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Cost of investment in associates	36	31
Opening balance of share of associates’ equity	(31)	(31)

Equity accounted value of the investment	5	—

Extract from associates financial statements

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Total assets	1,668	1,426
Total liabilities	2,098	1,785
Total revenues	192	175
Net earnings / (loss)	4	(1)

NOTE 14 DEFERRED TAX

		Group
30 June 2006 (Dollars in millions)	Accelerated tax depreciation	Provisions and accruals	Tax losses	Other	Total
Deferred tax asset:
Balance at beginning of the period	(163)	36	—	6	(121)
NZ IFRS adjustment (see note 38)	—	—	—	21	21

	(163)	36	—	27	(100)
Amounts recognised in earnings
Relating to the current period	(59)	(10)	—	6	(63)
Adjustments in respect of prior periods	4	3	—	—	7
Amounts recognised in equity
Relating to the current period	—	—	—	(3)	(3)
Foreign exchange movement	—	—	—	3	3
Other
Amounts relating to acquisition of subsidiary	—	—	70	—	70

	(218)	29	70	33	(86)

Deferred tax assets	—	—	—	31	31
Deferred tax liabilities	(218)	29	70	2	(117)

	(218)	29	70	33	(86)

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 14 DEFERRED TAX (continued)

		Group
30 June 2005 (Dollars in millions)	Accelerated tax depreciation	Provisions and accruals	Tax losses	Other	Total
Deferred tax asset:
Balance at beginning of the period	(152)	47	2	(9)	(112)
Amounts recognised in earnings
Relating to the current period	(11)	(12)	(2)	15	(10)
Adjustments in respect of prior periods	—	(2)	—	—	(2)
Amounts recognised in equity
Foreign exchange movement	—	3	—	—	3

	(163)	36	—	6	(121)

Deferred tax assets	5	4	—	23	32
Deferred tax liabilities	(168)	32	—	(17)	(153)

	(163)	36	—	6	(121)

The Telecom Group has not recognised in its deferred taxation balance the tax effect of accumulated losses and timing differences in overseas subsidiaries amounting to $255 million at 30 June 2006 (30 June 2005: $94 million), based on the relevant corporation tax rate of the overseas subsidiary’s country of residence. Obtaining the benefits of the deferred tax balance is dependent upon deriving sufficient assessable income, meeting conditions for deductibility and complying with relevant tax legislation.

NOTE 15 LONG-TERM DERIVATIVE ASSETS

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Cross currency interest rate swap contracts	80	—
Interest rate swap contracts	8	—

	88	—

The 2005 balances are presented as previously reported under NZ GAAP and have not been restated, as permitted by NZ IFRS 1 “First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards”.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 16 INTANGIBLE ASSETS

	Group
(Dollars in millions)	Software NZ$	Capacity purchases NZ$	Goodwill NZ$	Spectrum licences NZ$	Other intangibles NZ$	Total NZ$
Cost
Balance as at 1 July 2005	1,037	456	941	52	28	2,514
External acquisitions	169	—	8	5	4	186
Disposals	(17)	(2)	—	—	—	(19)
Currency movements	22	8	(10)	—	—	20

Balance as at 30 June 2006	1,211	462	939	57	32	2,701

Accumulated amortisation and impairment losses
Balance as at 1 July 2005	(752)	(89)	—	(16)	(14)	(871)
Amortisation	(122)	(37)	—	(3)	(5)	(167)
Impairment	—	—	(834)	—	—	(834)
Disposals	16	—	—	—	—	16
Currency movements	(13)	(3)	—	—	—	(16)

Balance as at 30 June 2006	(871)	(129)	(834)	(19)	(19)	(1,872)

Net book value at 30 June 2006	340	333	105	38	13	829

Weighted average amortisation period (years)	7	12	—	17	6	9

	Group
(Dollars in millions)	Software NZ$	Capacity purchases NZ$	Goodwill NZ$	Spectrum licences NZ$	Other intangibles NZ$	Total NZ$
Cost
Balance as at 1 July 2004	877	411	875	52	24	2,239
External acquisitions	187	50	71	—	4	312
Disposals	(27)	(5)	—	—	—	(32)
Currency movements	—	—	(5)	—	—	(5)

Balance as at 30 June 2005	1,037	456	941	52	28	2,514

Accumulated amortisation
Balance as at 1 July 2004	(653)	(60)	—	(13)	(12)	(738)
Amortisation	(118)	(29)	—	(3)	(2)	(152)
Disposals	19	—	—	—	—	19
Currency movements	—	—	—	—	—	—

Balance as at 30 June 2005	(752)	(89)	—	(16)	(14)	(871)

Net book value at 30 June 2005	285	367	941	36	14	1,643

Weighted average amortisation period (years)	7	14	—	17	12	9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 16 INTANGIBLE ASSETS (continued)

Goodwill

The following cash generating units (CGUs), being the lowest level of asset for which there are separately identifiable cash flows, have carrying amounts of goodwill that are considered significant in comparison with the Group’s total carrying amount of goodwill:

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Australian Operations	—	844
IT Services	71	71
Wireless	24	24
Other CGUs	10	2

	105	941

The value of goodwill within Australian Operations was tested at 31 December 2005 as a result of indications of impairment and was fully written off (see note 5). Goodwill for IT Services and Wireless was tested at year end as follows:

The recoverable amount of the unit was calculated on the basis of value in use using a discounted cash flow (DCF) model. Future cash flows were projected out five years, based on previous actual results and Board approved business plans for the year ended 30 June 2007, with key assumptions being EBITDA and capital expenditure for the unit. A terminal growth rate of 3% was applied. A pre-tax discount rate of 13.4% was utilised based on a post-tax WACC of 9.0%.

No impairment arose as a result of the review of goodwill in the IT Services and Wireless segments.

NOTE 17 PROPERTY, PLANT & EQUIPMENT

	Group
(Dollars in millions)	Telecomm unications equipment and plant NZ$	Freehold land NZ$	Buildings NZ$	Other assets NZ$	Work in progress NZ$	Total NZ$
Cost
Balance as at 1 July 2005	9,335	94	599	444	97	10,569
Acquisitions	476	—	33	51	67	627
Transfers	34	—	—	9	(43)	—
Disposals	(71)	—	(9)	(19)	—	(99)

Balance as at 30 June 2006	9,774	94	623	485	121	11,097

Accumulated depreciation and impairment losses
Balance as at 1 July 2005	(6,335)	—	(321)	(311)	—	(6,967)
Depreciation charge	(455)	—	(28)	(55)	—	(538)
Impairment	(307)	—	(14)	(52)	—	(373)
Disposals	66	—	7	9	—	82

Balance as at 30 June 2006	(7,031)	—	(356)	(409)	—	(7,796)

Net book value at 30 June 2006	2,743	94	267	76	121	3,301

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 17 PROPERTY, PLANT & EQUIPMENT (continued)

	Group
(Dollars in millions)	Telecommunications equipment and plant NZ$	Freehold land NZ$	Buildings NZ$	Other assets NZ$	Work in progress NZ$	Total NZ$
Cost
Balance as at 1 July 2004	8,955	99	583	233	38	9,908
Acquisitions	465	—	29	196	94	784
Transfers	9	—	—	26	(35)	—
Disposals	(94)	(5)	(13)	(11)	—	(123)

Balance as at 30 June 2005	9,335	94	599	444	97	10,569

Accumulated depreciation and impairment losses
Balance as at 1 July 2004	(5,973)	—	(293)	(233)	—	(6,499)
Depreciation charge	(419)	—	(34)	(93)	—	(546)
Impairment	(24)	—	—	—	—	(24)
Transfers	(6)	—	—	6	—	—
Disposals	87	—	6	9	—	102

Balance as at 30 June 2005	(6,335)	—	(321)	(311)	—	(6,967)

Net book value at 30 June 2005	3,000	94	278	133	97	3,602

Values Ascribed to Land and Buildings

Telecom’s properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network.

Operating Leases

Included in telecommunications equipment at 30 June 2006 is equipment (principally customer premises equipment) leased to customers under operating leases with a cost of $621 million (30 June 2005: $551 million) together with accumulated depreciation of $503 million (30 June 2005: $436 million).

Included in buildings at 30 June 2006 are buildings on leasehold land with a cost of $11 million (30 June 2005: $11 million) together with accumulated depreciation of $4 million (30 June 2005: $4 million).

Finance Leases

Included in telecommunications equipment at 30 June 2006 are assets capitalised under finance leases with a cost of $685 million (30 June 2005: $689 million) together with accumulated depreciation of $562 million (30 June 2005: $533 million).

Telecom has prepaid all obligations under finance leases and as a result has no outstanding commitments under finance leases.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 17 PROPERTY, PLANT AND EQUIPMENT (continued)

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

NOTE 18 ACCOUNTS PAYABLE AND ACCRUALS

	Group		Parent
30 June (Dollars in millions)	2006 NZ$	2005 NZ$	2006 NZ$	2005 NZ$
Trade accounts payable	725	702	—	—
Accrued personnel costs	124	121	—	—
Revenue billed in advance	104	120	—	—
Accrued interest	40	49	—	—
Other accrued expenses	46	52	22	16

	1,039	1,044	22	16

NOTE 19 SHORT-TERM DERIVATIVE LIABILITIES

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Cross currency interest rate swaps	124	—
Interest rate swaps	1	—

	125	—

The 2005 balances are presented as previously reported under NZ GAAP and have not been restated, as permitted by NZ IFRS 1 “First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards”.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 20 DEBT DUE WITHIN ONE YEAR

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Long-term debt maturing within one year (see Note 22)	580	545
Short-term debt	375	318

	955	863

None of Telecom’s debt due within one year is secured. The 2005 balances are presented as previously reported under NZ GAAP and have not been restated, as permitted by NZ IFRS 1 “First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards”.

NOTE 21 LONG-TERM DERIVATIVE LIABILITIES

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Cross currency interest rate swaps	310	—
Interest rate swaps	49	—
Electricity price hedges	3	—

	362	—

The 2005 balances are presented as previously reported under NZ GAAP and have not been restated, as permitted by NZ IFRS 1 “First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards”.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 22 LONG-TERM DEBT

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Euro Medium Term Notes (EMTN)	2,160	2,738
Capital Notes	321	327
Telebonds	659	321
Eurobonds	—	150

	3,140	3,536
Less unamortised discount	(17)	(18)

	3,123	3,518
Less long-term debt maturing within one year (see Note 20)	(580)	(545)

	2,543	2,973

Schedule of Maturities
Due 1 to 2 years	238	703
Due 2 to 3 years	643	243
Due 3 to 4 years	14	740
Due 4 to 5 years	14	15
Due over 5 years	1,634	1,272

Total due after one year	2,543	2,973

None of Telecom’s long-term debt is secured. The 2005 balances are presented as previously reported under NZ GAAP and have not been restated, as permitted by NZ IFRS 1 “First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards”.

Euro Medium Term Notes

30 June			Group
(Dollars in millions) Interest rate	Due	Face value	2006 NZ$	2005 NZ$
6.0%	14 Mar 2006	100m GBP	—	332
1.85%	5 June 2007	20bn JPY	287	412
6.125%	12 Dec 2008	200m GBP	604	690
2.0%	8 June 2009	2bn JPY	29	41
6.75%	14 Dec 2011	250m USD	409	527
5.625%	14 May 2018	125m GBP	378	346
5.75%	6 April 2020	150m GBP	453	390

			2,160	2,738

The 2005 balances are presented as previously reported under NZ GAAP and have not been restated, as permitted by NZ IFRS 1 “First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards”.

Cross currency and interest rate swaps have been entered into to manage the Euro Medium Term Notes currency and interest rate risk exposures. See note 26.

Two of Telecom’s existing Euro Medium Term Notes issues (a GBP200 million issue maturing December 2008 and a US$250 million issue maturing December 2011) have pricing triggers in the event of a rating downgrade. These triggers would require Telecom’s long-term ratings from Standard & Poor’s/Moody’s Investor Services to fall below A-/A3 before increased interest rates would apply.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 22 LONG-TERM DEBT (continued)

Capital Notes

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Various NZ dollar TeleNotes	146	146
Restricted Capital Securities	175	181

	321	327

The 2005 balances are presented as previously reported under NZ GAAP and have not been restated, as permitted by NZ IFRS 1 “First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards”.

TeleNotes

TeleNotes are fixed rate New Zealand Dollar dominated debt, issued for an initial term at the end of which the Issuer can, at its sole discretion, redeem the TeleNotes including any unpaid interest for cash, offer investors the option of continuing to hold the TeleNotes for a new term and at a new yield or redeem the TeleNotes including any unpaid interest by subscribing for and procuring the issue of ordinary shares in the Company to the noteholders at a price equivalent to 90% of the average closing price of the Company’s shares in the 10 business days preceding the election date.

TeleNotes on issue mature in September 2006 and have interest rates ranging from 7.25% to 8.03%. As at 30 June 2006 the notes had a weighted average interest rate of 8.02%.

Restricted Capital Securities

In February 1998, Telecom issued to certain qualified institutional buyers in the United States of America, under an Offering Memorandum pursuant to US SEC Rule 144A, an aggregate principal amount of face value US$150 million 6.5% Restricted Capital Securities for an initial term of ten years. In August and September 2003 Telecom repurchased a total of US$44 million of the notes on issue. Cross currency and interest rate swaps have been entered into to manage the notes currency and interest rate risk exposures. The effective interest rate for the remaining notes is 8.52%.

The Restricted Capital Securities rank pari passu with the TeleNotes issued in New Zealand and are similar in all material respects.

TeleBonds

Telecom has issued bonds (“TeleBonds”) to institutional and retail investors. These have been issued as income, compounding, or zero coupon bonds. TeleBonds have interest rates ranging from 6.92% to 9.60% and maturity dates between November 2006 and April 2016. On 22 March 2006 Telecom completed a $400 million TeleBond issue. The TeleBonds were issued in two tranches, $250 million 7 year Bonds and $150 million 10 year Bonds, with effective rates of 7.04% and 7.14% respectively.

Eurobonds

Eurobonds were issued, denominated in US dollars, with an interest rate of 6.75%. The Eurobonds matured on 11 October 2005.

Parent Company

Amounts owing by the Parent are payable to subsidiaries. There are no fixed repayment dates and amounts are not interest bearing.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 23 EQUITY

	Group
30 June (Dollars in millions)	Contributed capital NZ$	Retained earnings NZ$	Hedge reserve NZ$	Minority interest NZ$	Deferred compen- sation NZ$	Foreign currency translation reserve NZ$	Total equity NZ$
Balance at 1 July 2004	1,871	620	—	3	2	(288)	2,208
NZ IFRS adjustment – NZ IFRS1	—	(326)	—	4	19	288	(15)

Restated at 1 July 2004	1,871	294	—	7	21	—	2,193

Translation of foreign operations	—	—	—	—	—	(86)	(86)
Hedge of net investment	—	—	—	—	—	21	21
Current tax	—	—	—	—	—	(8)	(8)

Total deficit recognised directly in equity	—	—	—	—	—	(73)	(73)
Net earnings for the period	—	967	—	3	—	—	970

Total recognised income and expenses	—	967	—	3	—	(73)	897
Dividends	—	(833)	—	(2)	—	—	(835)
Tax credit on supplementary dividends	—	95	—	—	—	—	95
Dividend reinvestment plan	84	—	—	—	—	—	84
Exercise of share options	27	—	—	—	—	—	27
Issuance of shares under share schemes	9	—	—	—	1	—	10

Balance at 30 June 2005	1,991	523	—	8	22	(73)	2,471

NZ IFRS adjustment – NZ IAS 39	—	—	(41)	—	—	—	(41)

Restated at 1 July 2005	1,991	523	(41)	8	22	(73)	2,430

Translation of foreign operations	—	—	—	—	—	118	118
Hedge of net investment	—	—	—	—	—	(129)	(129)
Cash flow hedges	—	—	8	—	—	—	8
Current tax	—	—	—	—	—	100	100
Deferred tax	—	—	(3)	—	—	—	(3)

Total income recognised directly in equity	—	—	5	—	—	89	94
Net (loss) / earnings for the period	—	(435)	—	4	—	—	(431)

Total recognised income and expenses	—	(435)	5	4	—	89	(337)
Dividends	—	(1,179)	—	(5)	—	—	(1,184)
Tax credit on supplementary dividends	—	131	—	—	—	—	131
Dividend reinvestment plan	114	—	—	—	—	—	114
Exercise of share options	18	—	—	—	—	—	18
Repurchase of shares	(114)	—	—	—	—	—	(114)
Issuance of shares under share schemes	2	—	—	—	2	—	4

Balance at 30 June 2006	2,011	(960)	(36)	7	24	16	1,062

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 23 EQUITY (continued)

	Parent
30 June (Dollars in millions)	Contributed capital NZ$	Retained earnings NZ$	Deferred compen- sation NZ$	Total equity NZ$
Balance at 1 July 2004	1,871	2,345	2	4,218
NZ IFRS adjustment – NZ IFRS1	—	(15)	19	4

Restated at 1 July 2004	1,871	2,330	21	4,222

Net earnings for the period	—	598	—	598

Total recognised income and expenses	—	598	—	598
Dividends	—	(833)	—	(833)
Tax credit on supplementary dividends	—	95	—	95
Dividend reinvestment plan	84	—	—	84
Exercise of share options	27	—	—	27
Issuance of shares under share schemes	9	—	1	10

Balance at 30 June 2005	1,991	2,190	22	4,203

Net loss for the period	—	(2,498)	—	(2,498)

Total recognised income and expenses	—	(2,498)	—	(2,498)
Dividends	—	(1,179)	—	(1,179)
Tax credit on supplementary dividends	—	131	—	131
Dividend reinvestment plan	114	—	—	114
Exercise of share options	18	—	—	18
Repurchase of shares	(114)	—	—	(114)
Issuance of shares under share schemes	2	—	2	4

Balance at 30 June 2006	2,011	(1,356)	24	679

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 23 EQUITY (continued)

Contributed Capital

Movements in the Company’s issued ordinary shares were as follows:

30 June (Dollars in millions)	2006		2005
	Number	NZ$	Number	NZ$
Shares at the beginning of the year	1,957,523,328	1,991	1,936,947,744	1,871
Shares issued under the dividend reinvestment plan	21,155,557	114	13,999,472	84
Shares repurchased and cancelled	(21,154,859)	(114)	—	—
Shares issued under the restricted share scheme	872,288	2	769,169	4
Shares issued under the share rights scheme	225,742	—	107,369	5
Issue of new shares upon exercise of options	2,245,766	18	5,699,574	27
Other issues	66,126	—	—	—

Shares at the end of the year	1,960,933,948	2,011	1,957,523,328	1,991

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

Shares Issued in Lieu of Dividends

Telecom established a dividend reinvestment plan effective from the third quarter of the year ended 30 June 2000. Under the plan, shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2006, 21,155,557 shares with a total value of $114 million were issued in lieu of a cash dividend (30 June 2005: 13,999,472 shares with a total value of $84 million). To offset shares issued under the dividend reinvestment plan in the year ended 30 June 2006, a total of 21,154,859 shares with a market value of $114 million were repurchased and cancelled (30 June 2005: nil).

Shares Held in Trust

As detailed in Note 24, shares are held in Trust when they are to be allocated to employees under the Telecom Restricted Share Scheme. At 30 June 2006 98,773 shares were held in Trust (30 June 2005: 63,299).

Hedge Reserve

Movements in the fair value portion of derivatives are recognised directly in the hedge reserve when that derivative is in an effective cash flow hedge relationship. Cash flow hedge relationships are established at the point the derivative is recognised by Telecom and documentation details the relationship and how effectiveness will be measured. The fair value of derivatives is removed from the hedge reserve and recognised in the carrying value of the hedged item or recognised in the income statement as appropriate.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 23 EQUITY (continued)

Deferred Compensation

Deferred compensation is recognised upon issue of a Restricted Share under the Telecom Restricted Share Scheme or over the life of an option issued under the Telecom Share Rights Scheme or Telecom Share Option Scheme. Amounts are transferred to Share Capital upon the vesting of the share or the option.

Foreign Currency Translation Reserve

Translation differences arising on the translation of the results of subsidiaries with functional currencies other than New Zealand Dollars are recognised directly in the Foreign Currency Translation Reserve. Movements in the fair value of derivative financial instruments that are hedges of Telecom’s net investment in subsidiaries subject to these translation differences are also recognised directly in the Foreign Currency Translation Reserve. The cumulative amounts are released to the income statement upon disposal of these subsidiaries.

Earnings Per Share

Year ended 30 June (Dollars in millions, except per share amounts)	Group
	2006	2005
Basic earnings per share
Numerator – net (loss) / earnings	(435)	967
Denominator – weighted average ordinary shares (in millions)	1,960	1,948

Basic (loss) / earnings per share (cents per share)	(22)¢	50	¢

Diluted earnings per share
Numerator – net (loss) / earnings	(435)	967
Add – capital note interest after income tax	—	19
Add – convertible note interest after income tax	—	5

Numerator: Net (loss) / earnings	(435)	991

Denominator (in millions)
Ordinary shares	1,960	1,948
Capital notes	—	57
Convertible notes	—	17
Options	—	5

	1,960	2,027

Diluted (loss) / earnings per share (cents per share)	(22)¢	49	¢

Anti-dilutive potential shares (in millions)
Capital notes	89	—
Options	25	—

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 24 EMPLOYEE SHARE SCHEMES

Telecom Incentive Schemes

Telecom has operated a share option scheme since 1994. During the year ended 30 June 2002, Telecom also established the Telecom Restricted Share Scheme and Telecom Share Rights Scheme. The total charge recognised for the schemes during the year was $13 million (30 June 2005: $12 million).

Telecom Share Option Scheme

Telecom has operated a share option scheme since 1994 whereby certain key executives are granted a number of options to purchase ordinary shares in the Company. During the year ended 30 June 2002 the scheme was expanded to give both key executives and senior employees the option to participate in the scheme. The number of participants has subsequently been reduced from September 2003, with most employees now participating in the Restricted Share Scheme. Each option granted will convert to one ordinary share on exercise. A participant may exercise his or her options (subject to employment conditions) any time during a prescribed period commencing at least one year from the date on which the options are conferred. A performance hurdle must be met in order to exercise any share options. The total return to shareholders, measured as the combination of share price appreciation and dividends paid, must exceed the estimated cost of equity since the grant of the share option. External advisors calculate the cost of equity annually and achievement of the performance hurdle is independently verified. Certain issues of options require total shareholders’ return to exceed the return of similar telecommunications companies.

Options have been issued with a maximum term of six years. New ordinary shares will be issued in accordance with the Constitution upon the exercise of options. The price payable on exercise will be equivalent to the average daily closing price of Telecom shares reported on the New Zealand Exchange for the business days in the month immediately preceding the date on which options are granted (subject to adjustment if the shares traded “cum dividend”). The options granted are determined by a committee of the Board of Directors pursuant to the share option scheme. The weighted average grant date fair value of options issued during the year was $0.67 (30 June 2005: $0.72). $11 million was received for options that were excised (30 June 2005: $27 million). These options were exercised throughout the year. The average share price during the year was $5.62 (30 June 2005: $6.03) and the intrinsic value of options exercised was $2 million (30 June 2005: $7 million). The intrinsic value of options outstanding and exercisable as at 30 June 2006 is nil.

Information regarding options granted under the share option scheme is as follows:

	Option price* NZ$	Number of options
As at 30 June 2004	5.45	27,744,864
Granted	5.95	4,655,876
Exercised	4.83	(5,699,574)
Forfeited	4.90	(22,686)
Lapsed	7.32	(3,821,893)

As at 30 June 2005	5.39	22,856,587
Granted	6.11	4,326,292
Exercised	4.86	(2,245,766)
Forfeited	6.06	(657,874)
Lapsed	7.30	(1,022,695)

As at 30 June 2006	5.46	23,256,544

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 24 EMPLOYEE SHARE SCHEMES (continued)

	Options outstanding				Options currently exercisable
Period Granted	Options outstanding	Price range NZ$	Price * NZ$	Remaining life* (years)	Options exercisable	Price * NZ$
1 July 2000 – 30 June 2001	2,061,504	5.19 - 6.77	6.61	0.2	2,061,504	6.61
1 July 2001 – 30 June 2002	3,023,157	4.70 - 5.27	4.73	1.3	3,023,157	4.73
1 July 2002 – 30 June 2003	6,115,677	4.43 - 4.94	4.93	2.2	6,115,677	4.93
1 July 2003 – 30 June 2004	3,633,023	5.01 - 5.59	5.01	3.2	996,465	5.01
1 July 2004 – 30 June 2005	4,478,398	5.93 - 6.30	5.95	4.2	328,484	5.95
1 July 2005 – 30 June 2006	3,944,785	6.10 - 6.11	6.11	5.2	—	—

	23,256,544				12,525,287

*	Weighted average

	Options outstanding			Options currently exercisable
Price range	Options outstanding	Price * NZ$	Remaining life* (years)	Options exercisable	Price * NZ$
4.00 – 4.99	8,985,311	4.86	1.9	8,985,311	4.86
5.00 – 5.99	8,543,191	5.53	3.6	1,776,957	5.32
6.00 – 6.99	5,728,042	6.31	3.7	1,763,019	6.76

	23,256,544			12,525,287

*	Weighted average

Telecom Restricted Share Scheme

In September 2001 the Telecom Restricted Share Scheme (“RSS”) was introduced for selected executives and senior employees of the Group. In September 2003 participation was extended so that the majority of employees that previously participated in the Share Options Scheme participated in the RSS. Under the RSS, company shares are issued to Telecom Trustee Limited, a Telecom subsidiary and allocated to participants using funds lent to them by the Company. Under the RSS, apart from some exceptional circumstances, the length of the retention period before awards vest is three years. The price for each share issued during the year under the RSS is the average end of day market price of Telecom shares reported on the New Zealand Exchange for the days on which the exchange is open for trading in the month immediately preceding the date on which the share is allocated, adjusted for dividends that are not received until the share vests. If the individual is still employed by the Group at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. The balance of the loans owing to the Group at 30 June 2006 is $14 million (30 June 2005: $10 million). The number of shares awarded is determined by a committee of the Board of Directors. The weighted average grant date fair value of restricted shares issued during the year was $4.93 (30 June 2005: $4.62). Shares with a fair value of $1 million vested during the year (30 June 2005: nil).

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 24 EMPLOYEE SHARE SCHEMES (continued)

Information regarding shares awarded under the RSS is as follows:

Number of shares
Unvested shares as at 30 June 2004	1,382,475
Awarded pursuant to RSS	862,061
Forfeited	(117,675)
Vested	(208,989)

Unvested shares as at 30 June 2005	1,917,872
Awarded pursuant to RSS	1,085,196
Forfeited	(327,965)
Vested	(209,206)

Unvested shares as at 30 June 2006	2,465,897

Percentage of total ordinary shares	0.13%

The number of shares awarded pursuant to the RSS does not equal the number of shares created for the scheme as lapsed shares are held in Trust and reissued.

Telecom Share Rights Scheme

The Telecom Share Rights Scheme (“SRS”) was introduced for selected executives and senior employees of the Group in September 2001. Under the scheme, participants are granted the option to purchase Company shares at a nil exercise price. Under the SRS, the exercise date of each option is variable, but in the main is three years from the allocation date. Except under special circumstances, the options will be exercisable at the end of a specified period only if the individual is still employed by the Group. The number of options granted are determined by a committee of the Board of Directors. The weighted average grant date fair value of options issued during the year was $4.85 (30 June 2005: $4.63). The intrinsic value of options exercised during the year was $1 million (30 June 2005: $1 million). Options with an intrinsic value of $7 million remain outstanding at the year-end.

Information regarding options granted under the SRS is as follows:

Number of options
As at 30 June 2004	1,026,298
Granted	660,294
Exercised	(107,369)
Forfeited	(318,064)

As at 30 June 2005	1,261,159
Granted	773,855
Exercised	(225,742)
Forfeited	(135,239)

As at 30 June 2006	1,674,033

	Options outstanding
Period Granted	Options outstanding	Remaining life* (years)
1 July 2003 – 30 June 2004	449,876	0.3
1 July 2004 – 30 June 2005	479,342	1.2
1 July 2005 – 30 June 2006	744,815	2.2

	1,674,033

*	Weighted average

No options are currently exercisable.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 24 EMPLOYEE SHARE SCHEMES (continued)

Fair value of share scheme awards

The fair value of share options was estimated using a lattice-binomial option pricing model. The model is based on the following weighted average assumptions:

Year ended 30 June	Group
(Dollars in millions)	2006	2005
Risk-free interest rate	5.6%	6.2%
Expected dividend yield	6.6%	6.8%
Expected option life (in years)	4.2	4.3
Expected stock price volatility	21.0%	26.3%

Risk-free interest rates were between 5.6% and 5.7% (30 June 2005: 6.0% - 6.3%) and the expected dividend yields were between 6.6% and 8.5% (30 June 2005: 6.07% - 6.8%). The contractual term of options and employees’ expected exercise behaviour is calculated based on historical data. The discount applied for post vesting restrictions is estimated using the probability of those restrictions impacting the exercise of options. Approximately $17 million of share scheme awards remain unvested and not expensed as at 30 June 2006 (30 June 2005: $15 million). This expense will be recognised over the vesting period of the awards over the next 3 years.

Restricted shares and options granted under the share rights scheme are valued based on the market price at date adjusted for dividends that are not received until the restricted share vests. Volatility is based on historic volatility in Telecom’s share price. The performance hurdles noted above are included in the valuation model in determining the fair value of options issued during the year.

NOTE 25 DIVIDENDS

Dividends

Dividends declared and provided by the Company are as follows:

Year ended 30 June (Dollars in millions, except for per share amounts)	2006 NZ$		2005 NZ$
Previous year fourth quarter dividend paid	391		184
Supplementary dividend	51		23
First quarter dividend paid	186		184
Supplementary dividend	25		24
Second quarter dividend paid	284		185
Supplementary dividend	37		24
Third quarter dividend paid	186		185
Supplementary dividend	24		24

	1,184		833

Fourth quarter dividend declared subsequent to balance date not provided for (see Note 34)	137		196
Fourth quarter special dividend declared subsequent to balance date not provided for (see Note 34)	98		196
Dividends per share (including dividends declared but not provided for, but excluding supplementary dividends)	45.5	¢	48.5	¢

Telecom receives an equivalent tax credit from the Inland Revenue Department for the amount of supplementary dividends paid.

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan in the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2006, 21,155,557 shares with a total value of $114 million were issued in lieu of a cash dividend (30 June 2005: 13,999,472 shares and $84 million). Shares issued in lieu of dividends are excluded from dividends paid in the Cash Flow Statement.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 26 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Short-term financing

Telecom has four short-term financing programmes in place; a US$1 billion European Commercial Paper Programme, a $500m Note facility, an A$1.5 billion Short Term Note and Medium Term Note Programme and a $200 million Asian Commercial Paper Programme.

As at 30 June 2006 Telecom had committed stand-by facilities of US$500 million with various major banks. Telecom also had committed overdraft facilities of $20 million with New Zealand banks and A$20 million with Australian banks. There are no compensating balance requirements associated with these facilities. Amounts paid for these facilities during the year was $2 million (30 June 2005: $2 million).

Telecom does not currently hold or issue derivative financial instruments for trading purposes, although under the classifications of NZ IAS 32 derivative financial instruments are classified as ‘held for trading’ unless they are designated hedges. Currency options held by Telecom are therefore classified as held for trading. All other derivative financial instruments are designated hedges.

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

Telecom enters into forward exchange contracts to protect it from the risk that the eventual New Zealand dollar net cash flows resulting from purchases from foreign suppliers and short-term foreign currency borrowings will be adversely affected by changes in exchange rates. Forward exchange contracts are also used to hedge foreign currency assets.

The notional principal or contract amounts outstanding are as follows:

			Group
30 June (Dollars in millions)	Currency	Maturities	2006 NZ$	2005 NZ$
Cross currency interest rate swaps:	AUD:USD	2011	591	526
	NZD:GBP	2008-2020	1,426	1,759
	NZD:JPY	2007-2009	453	453
	NZD:USD	2008	181	331

Interest rate swaps:	AUD	2011	456	625
	NZD	2007-2020	2,395	2,727

Forward exchange contracts:	NZD:AUD	2006-2007	907	898
	NZD:USD	2006-2007	430	351
	Other	2006-2007	30	80

Currency options	NZD:USD	2006-2007	64	12
	Other	2006-2007	34	19

An increase in interest rates of 1% would increase interest expense on a pre-tax forecasted basis by approximately $4 million for the year ending 30 June 2007.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 26 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Electricity Price Risk

Telecom uses electricity hedges to reduce exposure to electricity spot price movements. At 30 June 2006 Telecom had contracts to hedge electricity consumption of 20 megawatts per hour (30 June 2005: 17 megawatts per hour) with maturity dates ranging from December 2007 to March 2009.

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

Telecom has certain derivative transactions that are subject to bilateral credit support agreements that require Telecom or the counterparty to post collateral to support mark-to-market valuation differences. No collateral has been posted by Telecom or any counterparty in the year ended 30 June 2006 or 30 June 2005.

Financial instruments which potentially subject Telecom to credit risk consist principally of cash, short-term investments, advances to associate companies, trade receivables and derivative financial instruments. Telecom places its cash, short-term investments and derivative financial instruments with high credit quality financial institutions and sovereign bodies and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers included in Telecom’s customer base. $1,471 million of Telecom’s assets is subject to credit risk (30 June 2005: $1,744 million).

Fair Values of Financial Instruments

The estimated fair values of Telecom’s financial instruments, which may differ from the carrying values, are as follows:

	Group
	2006		2005
30 June (Dollars in millions)	Carrying value NZ$	Fair value NZ$	Carrying value NZ$	Fair value NZ$
Carried at amortised cost:
Long-term debt	(2,992)	(3,118)	(3,518)	(3,082)
Interest rate swaps	—	—	(11)	(114)
Cross currency interest rate swaps	—	—	10	(600)
Foreign currency forward exchange contracts	—	—	—	(2)
Carried at fair value:
Long-term debt	(131)	(131)	—	—
Interest rate swaps	(40)	(40)	—	—
Cross currency interest rate swaps	(354)	(354)	—	—
Foreign currency forward exchange contracts	22	22	(2)	(2)
Electricity hedges	(3)	(3)	—	—
Currency options	2	2	—	—

The 2005 balances are presented as previously reported under NZ GAAP and have not been restated, as permitted by NZ IFRS 1 “First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards”.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash, Short-Term Investments, Short-term Debt, Receivables and Prepayments, Accounts Payable and Accruals

The carrying amounts of these balances are approximately equivalent to their fair value because of the short-term to maturity and therefore they are excluded from the table shown above.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 26 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Long-term Investments

It was not practicable to estimate fair values of long-term investments as there are no quoted market prices for these or similar investments.

Long-term Debt

The fair value of long-term debt is calculated based on market prices for interest rate swaps with similar maturities plus a credit margin to reflect the rates available to Telecom for similar debt securities.

Cross Currency Interest Rate Swaps, Interest Rate Swaps, Forward Exchange Contracts and Currency Options

The fair values are estimated on the basis of the quoted market prices of these instruments.

Electricity Hedges

The fair value of electricity hedges has been estimated using forecast spot prices.

Repricing Analysis

The following table indicates the effective interest rates and the earliest period in which recognised financial instruments reprice. These balances are presented including the effect of derivative financial instruments. Telecom has fixed the interest rate of the majority of its long term debt with the exception of A$110 million that has been left at a floating rate.

(Dollars in millions)	Weighted effective interest rate	Within 1 year NZ$	1-2 years NZ$	2-3 years NZ$	3-4 years NZ$	4-5 years NZ$	Greater than 5 years NZ$	Total NZ$
Floating rate
Cash balances	5.94%	99	—	—	—	—	—	99
Debt – long term	7.24%	(134)	—	—	—	—	—	(134)
Fixed rate
Cash balances	5.08%	56	—	—	—	—	—	56
Short-term investments	7.37%	64	—	—	—	—	—	64
Debt – short term	6.81%	(373)	—	—	—	—	—	(373)
Debt – long term	8.18%	(705)	(243)	(741)	(14)	(14)	(1,586)	(3,303)

30 June 2006 repricing profile		(993)	(243)	(741)	(14)	(14)	(1,586)	(3,591)

(Dollars in millions)	Weighted effective interest rate	Within 1 year NZ$	1-2 years NZ$	2-3 years NZ$	3-4 years NZ$	4-5 years NZ$	Greater than 5 years NZ$	Total NZ$
Floating rate
Cash balances	5.46%	235	—	—	—	—	—	235
Debt	6.97%	(120)	—	—	—	—	—	(120)
Fixed rate
Short-term investments	6.99%	81	—	—	—	—	—	81
Debt	8.23%	(863)	(703)	(243)	(740)	(15)	(1,152)	(3,716)

30 June 2005 repricing profile		(667)	(703)	(243)	(740)	(15)	(1,152)	(3,520)

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 27 COMMITMENTS

Operating Leases

Minimum rental commitments for all non-cancellable operating leases are:

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Payable within 1 year	61	56
Payable within 1-2 years	54	45
Payable within 2-3 years	47	43
Payable within 3-4 years	45	46
Payable within 4-5 years	35	23
Payable thereafter	100	83

	342	296

Finance Leases

At 30 June 2005, Telecom had no remaining commitments in respect of capitalised finance leases.

Capital Commitments

At 30 June 2006, capital expenditure amounting to $89 million (30 June 2005: $99 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network assets.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 28 CONTINGENCIES

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

In November 2003, the Commerce Commission issued proceedings against Telecom Mobile Limited alleging that it had breached the Fair Trading Act and the Door to Door Sales Act 1967. The Commission alleged that Telecom Mobile misled customers who thereby entered into 14,196 agreements with Telecom Mobile. The Commission sought a declaration that the agreements were void and that, therefore, customers may claim back any monies paid to Telecom Mobile under the agreements. The Commission lost at first instance but succeeded on appeal to the Court of Appeal. In a judgment dated 30 March 2006, the Supreme Court granted Telecom Mobile’s appeal. Telecom Mobile has now transitioned all customers who were on affected contracts off those contracts and there is no ongoing risk in relation to this matter.

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

Land Claims

As previously stated in Note 17, interests in land included in property, plant and equipment purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be waahi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to the Company by the Government and/or by the Company to its subsidiary companies. In the event that land is resumed by the Government, there is provision for compensation to Telecom.

Financial Instruments

There are contingent liabilities in respect of outstanding contracts for the sale and purchase of foreign currencies, cross currency interest rate swaps, interest rate swaps, interest rate options and foreign currency options. No significant losses are anticipated in respect of these matters.

AAPT had issued bank guarantees totalling A$5 million as at 30 June 2006 (30 June 2005: A$5 million) to guarantee rental payments. In the event of AAPT defaulting on these rental payments then Telecom has guaranteed to pay these amounts. The likelihood of any payments being made under this guarantee is low.

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings including letters of credit in accordance with limited guarantees entered into as part of the transactions. The likelihood of losses in respect of these matters is considered to be remote. The maximum exposure under these guarantees is $424 million and the last guarantee expires in 2016.

Parent Company

The Parent Company has guaranteed, along with guaranteeing subsidiary companies, indebtedness of TCNZ Finance Limited amounting to $3,166 million (30 June 2005: $3,510 million) under a guarantee dated 27 May 1997 and trust deeds dated 25 October 1988, 3 April 1992, 17 March 2000, 18 December 2000 and 11 May 2001, together with subsequent supplemental trust deeds and interest thereon. The Parent Company has issued further guarantees in relation to commercial paper and other treasury activities of TCNZ Finance Limited. The Parent Company has also provided intercompany guarantees to Telecom New Zealand Limited.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 29 RELATED PARTY TRANSACTIONS

Interest of Directors in Certain Transactions

Certain Directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom’s Directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arms-length commercial basis.

Advances to Associate Companies

As at 30 June 2006 Telecom had made a long-term shareholders’ advance of US$57 million (NZ$95 million) to Southern Cross Cables Holdings Limited at an interest rate of Libor + 0.75% (30 June 2005: US$67 million, NZ$95 million).

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

	Group
Year ended 30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Revenue from associates	40	60
Expenses to associates	(7)	(7)
Receivables from associates	6	46
Payables to associates	1	—

Intangible assets includes capacity acquired from Southern Cross, with a cost of $425 million (30 June 2005: $427 million) and accumulated depreciation of $110 million (30 June 2004: $79 million).

Parent Company

Amounts due from subsidiary companies are for no fixed term and are at interest rates that range from 0-10%. Amounts due to subsidiary companies are for no fixed term and are at a weighted average interest rate of 7.72% at 30 June 2006 (30 June 2005: 7.85%).

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 30 SUBSIDIARY AND ASSOCIATE COMPANIES

At 30 June 2006, the significant companies of the Telecom Group and their activities were as follows:

	Country of incorporation	Interest held	Principal activity
Subsidiary Companies
Telecom New Zealand Limited	New Zealand	100%	Provides local, national, international and value- added telephone and data services.
Telecom Mobile Limited	New Zealand	100%	Provides mobile telecommunications services.
Telecom Directories Limited	New Zealand	100%	Publishes telephone directories.
Xtra Limited	New Zealand	100%	Internet service provider.
Telecom Retail Holdings Limited	New Zealand	100%	Retailer of telecommunications products and services.
Telecom IP Limited	New Zealand	100%	Owns group intellectual property.
Telecom Cook Islands Limited	Cook Islands	60%	Provides telecommunications services in the Cook Islands.
Telecom Samoa Cellular Limited	Western Samoa	90%	Provides mobile telecommunications services.
TCNZ Finance Limited	New Zealand	100%	A group finance company.
Telecom New Zealand Finance Limited	New Zealand	100%	A group finance company.
Telecom New Zealand Finance (No.2) Limited	Bermuda	100%	A group finance company
TCNZ Australia Investments Pty Limited	Australia	100%	A holding company.
Telecom Southern Cross Limited	New Zealand	100%	A holding company.
TCNZ (Bermuda) Limited	Bermuda	100%	A holding company.
Telecom Southern Cross Finance Limited	Bermuda	100%	A group finance company.
Telecom New Zealand International Australia Pty Limited	Australia	100%	Provides international wholesale telecommunications services.
TCNZ Australia Pty Limited	Australia	100%	Provides outsourced telecommunications services.
Telecom New Zealand Japan Kabushiki Kaisha	Japan	100%	Provides international wholesale telecommunications services.
Telecom New Zealand UK Limited	United Kingdom	100%	Provides international wholesale telecommunications services.
Telecom New Zealand USA Limited	United States	100%	Provides international wholesale telecommunications services.
AAPT Limited	Australia	100%	Provides value added telecommunications services.

Associate Companies
Pacific Carriage Holdings Limited	Bermuda	50%	A holding company.
Southern Cross Cables Holdings Limited	Bermuda	50%	A holding company.
Aurora Energy AAPT Pty Limited	Australia	33%	Telecommunications services provider.
Community Telco Australia Pty Limited	Australia	50%	Community telecommunications franchise model.

The financial year-end of all significant subsidiaries and associates is 30 June.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 31 SEGMENTAL REPORTING

Industry segments

Results are reported for five operating segments, being the Group’s main areas of operations and a corporate amount containing revenues and costs not allocated to the operating segments. Previously Telecom reported results for four operating segments, however with the purchase of Gen-i and Computerland, IT services has now been shown as a separate segment. This was previously reported as part of the Wired segment. Comparatives have been restated to reflect this change. Disclosure of revenues, earnings before interest and tax and total assets on an operating segment basis is set out below. Intersegment sales are priced on an arm’s-length basis.

As at and for the year ended 30 June 2006

	Group
Year ended 30 June (Dollars in millions)	Wired NZ$	Wireless NZ$	International NZ$	IT Services NZ$	Australian Operations NZ$	Total Operating Segments NZ$	Corporate and Other NZ$	Eliminations NZ$	TOTAL NZ$
Operating revenue:
External customers	2,941	865	265	368	1,305	5,744	11	—	5,755
Internal customers	22	—	210	18	18	268	4	(272)	—

Total revenue	2,963	865	475	386	1,323	6,012	15	(272)	5,755
Result:
Earnings before interest and tax	1,374	220	44	27	(1,386)	279	(62)	—	217
Other information:
Depreciation and amortisation	376	74	68	8	169	695	10	—	705
Capital expenditure	448	93	14	31	131	717	34	—	751
Impairment	—	—	—	—	(1,301)	(1,301)	—	—	(1,301)
Other expenses	(22)	(12)	—	—	—	(34)	—	—	(34)
Balance sheet:
Total assets	3,364	636	663	95	529	5,287	2,288	(1,372)	6,203
Total liabilities	498	159	234	63	164	1,118	4,182	(159)	5,141

As at and for the year ended 30 June 2005

	Group
Year ended 30 June (Dollars in millions)	Wired NZ$	Wireless NZ$	International NZ$	IT Services NZ$	Australian Operations NZ$	Total Operating Segments NZ$	Corporate and Other NZ$	Eliminations NZ$	TOTAL NZ$
Operating revenue:
External customers	2,921	799	231	328	1,354	5,633	17	—	5,650
Internal customers	19	—	196	9	17	241	4	(245)	—

Total revenue	2,940	799	427	337	1,371	5,874	21	(245)	5,650
Result:
Earnings before interest and tax	1,403	161	40	17	(28)	1,593	52	—	1,645
Other information:
Depreciation and amortisation	365	88	64	10	160	687	11	—	698
Capital expenditure	403	89	35	23	118	668	35	—	703
Impairment	—	(24)	—	—	—	(24)	—	—	(24)
Other expenses	—	—	—	(4)	(31)	(35)	—	—	(35)
Balance sheet:
Total assets	3,266	629	651	105	962	5,613	2,741	(850)	7,504
Total liabilities	452	154	221	67	248	1,142	4,291	(400)	5,033

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 31 SEGMENTAL REPORTING (continued)

Geographic segments

Disclosure of revenues, earnings before interest and taxation, property, plant and equipment and total assets on a geographical basis is set out below. Inter-segment sales are priced on an arms-length basis.

As at and for the year ended 30 June 2006

	Group
(Dollars in millions)	New Zealand NZ$	Australia NZ$	Other NZ$	Eliminations NZ$	TOTAL NZ$
Operating revenue
External customers	4,400	1,289	66	—	5,755
Internal customers	3	2	9	(14)	—

Total revenue	4,403	1,291	75	(14)	5,755
Earnings before interest and taxation	1,598	(1,398)	17	—	217
Segment property, plant and equipment	3,079	182	40	—	3,301
Segment total assets	5,811	625	1,023	(1,256)	6,203
Capital expenditure	619	132	—	—	751

As at and for the year ended 30 June 2005

	Group
(Dollars in millions)	New Zealand NZ$	Australia NZ$	Other NZ$	Eliminations NZ$	TOTAL NZ$
Operating revenue
External customers	4,240	1,354	56	—	5,650
Internal customers	3	(1)	5	(7)	—

Total revenue	4,243	1,353	61	(7)	5,650
Earnings before interest and taxation	1,608	(31)	68	—	1,645
Segment property, plant and equipment	2,991	575	36	—	3,602
Segment total assets	6,235	1,010	1,045	(786)	7,504
Capital expenditure	580	123	—	—	703

Telecom’s primary segments consist of:

Wired – Provider of calling, internet and data products to residential, wholesale and business customers in New Zealand

Wireless – Provider of mobile calling and data products to residential and business customers in New Zealand

International – Provider of international telecommunication services globally

IT Services – Provider of IT services to business customers in New Zealand

Australian Operations—Provider of telecommunication services to residential and business customers in Australia

Corporate and Other – Head office support services for the Group

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 32 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Group		Parent
Year ended 30 June (Dollars in millions)	2006 NZ$	2005 NZ$	2006 NZ$	2005 NZ$
Net (loss) / earnings attributable to shareholders	(435)	967	(2,498)	598
Adjustments to reconcile net (loss) /earnings to net cash flows from operating activities
Depreciation and amortisation	705	698	—	—
Bad and doubtful accounts	38	41	—	—
Deferred income tax	82	10	—	—
Minority interests in earnings of subsidiary	4	3	—	—
Non-cash gains and expenses	1,275	(95)	3,218	(86)
Other	(9)	20	—	—
Changes in assets and liabilities net of effects of non-cash and investing and financing activities
Decrease / (increase) in accounts receivable and related items	44	(40)	—	—
Decrease in inventories	3	—	—	—
Increase / (decrease) in current taxation	135	79	(24)	(26)
(Decrease) / increase in accounts payable and related items	(35)	20	—	(1)

Net cash flows from operating activities	1,807	1,703	696	485

NOTE 33 IMPUTATION CREDIT ACCOUNT

Dividends paid by New Zealand resident companies may include imputation credits representing the taxation already paid by the Company on the earnings distributed. New Zealand resident shareholders may claim a tax credit equal to the value of the imputation credit attached to dividends. Overseas shareholders in general are not entitled to claim the benefit of any imputation credit. Overseas shareholders may benefit from supplementary dividends.

The movements in the imputation credit accounts are detailed below:

	Group		Parent
Year ended 30 June (Dollars in millions)	2006 NZ$	2005 NZ$	2006 NZ$	2005 NZ$
Credit at the beginning of the year	(518)	(498)	—	(11)
New Zealand income tax paid	(168)	(285)	—	—
Imputation credits attached to dividends received	—	(3)	—	—
Imputation credits attached to dividends paid	389	268	—	—
Transfer to Telecom imputation group	—	—	—	11

Credit at the end of the year	(297)	(518)	—	—

In March 2005, the Parent Company became a member of the Telecom Imputation Group by election under Part F Subpart DB of the Income Tax Act 1994 with effect from 1 April 2004. As a result, the credit balance for the parent company reported in the 2004 annual report has been transferred to the Telecom Imputation Group imputation credit account in 2005. As at 30 June 2006, the Telecom Imputation Group imputation credit account had a closing credit balance of $297 million (30 June 2005: $518 million). These imputation credits are available to attach to dividends paid by the parent company.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 34 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividends

On 3 August 2006, the Board of Directors approved the payment of a fourth quarter dividend of $137 million, representing 7.0 cents per share. In addition, a supplementary dividend totalling approximately $18 million will be payable to shareholders who are not resident in New Zealand. On 3 August 2006 the Board of Directors also approved the payment of a special dividend of $98 million, representing 5.0 cents per share. A supplementary dividend relating to this special dividend totalling approximately $13 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

NOTE 35 ACQUISITION OF SUBSIDIARIES

In December 2005 Telecom acquired a 100% shareholding in SCCL, a member of the Southern Cross Cables Group, in which Telecom holds a 50% shareholding. Telecom acquired SCCL for $10 million. The acquisition resulted in a deferred tax asset of $70 million being included in the Balance Sheet. SCCL had no other assets or liabilities. As the value of assets acquired exceeded the consideration paid to acquire the entity, a gain of $60 million arose upon acquisition (see Note 5).

To utilise the deferred tax asset, taxable income of $212 million must be generated in SCCL. SCCL does not have a history of taxable income. As part of the Telecom group SCCL is expected to generate taxable income hence it is considered more likely than not that the deferred tax asset will be utilised in the foreseeable future.

The following significant acquisitions impacted Telecom’s financial statements in the year ended 30 June 2005:

•	On 1 July 2004 Telecom acquired 100% of systems integrator Gen-i Limited for $63 million. Gen-i’s results were consolidated effective from this date.

•	On 1 September 2004 Telecom acquired 100% of technology solutions provider Ceritas New Zealand Limited (trading as Computerland) for $26 million. Computerland’s results were consolidated from this date.

The effect of these acquisitions on the Group’s assets and liabilities in those years was:

	Group
(Dollars in millions)	2006 NZ$	2005 NZ$
ASSETS
Current assets:
Receivables and prepayments	—	41
Inventories	—	4

Total current assets	—	45
Deferred tax asset	70	9
Property, plant and equipment	—	9

Total assets	70	54

LIABILITIES
Current liabilities:
Accounts payable and accruals	—	37

Total liabilities	—	37

Net assets acquired	70	17

Net consideration:
Net cash paid	(10)	(89)
(Gain)/goodwill arising on acquisition	(60)	72

	70	17

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 36 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(Dollars in millions, except per share amounts)	Operating revenues and gains NZ$	EBITDA* NZ$	Earnings before interest and taxation NZ$	Net earnings attributable to share- holders NZ$	Net earnings per share ¢
Quarter ended
30 June 2006	1,454	140	(42)	(191)	(10)
31 March 2006	1,447	583	405	222	11
31 December 2005	1,482	(333)	(508)	(665)	(34)
30 September 2005	1,432	532	362	199	10

Year ended 30 June 2006	5,815	922	217	(435)	(22)

Quarter ended
30 June 2005	1,517	619	437	281	14.
31 March 2005	1,474	619	452	273	14
31 December 2004	1,412	550	376	210	11
30 September 2004	1,401	555	380	203	11

Year ended 30 June 2005	5,804	2,343	1,645	967	50

*	Earnings before Interest, Taxation, Depreciation and Amortisation

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total annual earnings per share for the year.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 37 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared in accordance with NZ IFRS which differ in certain significant respects to the accounting principles generally accepted in the United States (“US GAAP”). These differences and the effect of the adjustments necessary to present earnings and shareholders’ funds are detailed below.

NZ companies law requires parent company only financial statements to be included within the consolidated financial statements. Parent company only financial statements have not been included in this note as they are not permitted to be included as part of the primary financial statements under US GAAP The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements.

EFFECT ON NET LOSS/EARNINGS OF DIFFERENCES BETWEEN NZ IFRS AND US GAAP

	Group
Year ended 30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Net (loss)/earnings in accordance with NZ IFRS	(435)	967
US GAAP Adjustments
Derivative financial instruments (b)	(128)	38
Depreciation of interest costs capitalised in prior years (c)	(2)	(4)
Capacity sales (d)	2	2
Government grants (e)	1	1
Provisions (f)	—	6
Impairment of goodwill (g)	(118)	—
Consolidation of Southern Cross (h)	30	(21)
Deconsolidation of Southern Cross (h)	526	—
Repayment of associate advance (i)	20	—
Tax effect of US GAAP adjustments	43	(11)

Net (loss)/earnings in accordance with US GAAP	(61)	978
Basic net (loss)/earnings per share in accordance with US GAAP (j)	(3)¢	50 ¢
Diluted net (loss)/earnings per share in accordance with US GAAP (j)	(3)¢	49 ¢

CUMULATIVE EFFECT ON SHAREHOLDERS’ FUNDS OF DIFFERENCES BETWEEN NZ IFRS AND US GAAP

	Group
Year ended 30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Shareholders’ funds in accordance with NZ IFRS	1,055	2,463
US GAAP Adjustments
Fair value of derivatives – derivative financial instruments (b)	(4)	(61)
Property, plant and equipment – capitalisation of interest costs, net of accumulated depreciation (c)	1	3
Unearned revenue – capacity sales (d)	(19)	(21)
Property, plant and equipment – government grants (e)	(9)	(10)
Intangibles – non-amortisation of goodwill (g)	14	132
Consolidation of Southern Cross (h)	—	(517)
Share of losses of associate companies (i)	(93)	(45)
Dividends from associates (i)	—	(102)
Foreign currency movement on associate advance (i)	(2)	52
Deferred tax liabilities	8	28

Shareholders’ funds in accordance with US GAAP	951	1,922

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 37 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ FUNDS IN ACCORDANCE WITH US GAAP

	Group
Year ended 30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Shareholders’ funds at beginning of year in accordance with US GAAP	1,922	1,648
Net (loss)/earnings	(61)	978
Other comprehensive income/(loss) (a)	116	(87)

Total comprehensive income	55	891
Dividends	(1,179)	(833)
Tax credit on supplementary dividends	131	95
Capital contributed	20	120
Movement in deferred compensation	2	1

Shareholders’ funds at end of year in accordance with US GAAP	951	1,922

Represented by:
Contributed capital	2,056	2,036
Retained (loss)/earnings	(941)	168
Other comprehensive loss (a)	(188)	(304)
Deferred compensation	24	22

Shareholders’ funds at end of year in accordance with US GAAP	951	1,922

(a)	Total Comprehensive Income

Total comprehensive income consists of net income and other gains and losses affecting shareholders’ investment that, under US GAAP, are excluded from net earnings.

Changes in the components of other comprehensive income/(loss) are as follows:

	Group
Year ended 30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Net (loss)/earnings in accordance with US GAAP	(61)	978
Other comprehensive income/(loss):
Foreign currency translation adjustments	72	(73)
Transfer to earnings on deconsolidation of Southern Cross	(13)	—
Hedge of net investment	—	21
Derivative (gains)/losses transferred to earnings	—	(9)
Unrealised holding gain on available-for-sale securities	—	65
Realisation of gain on available-for-sale securities	—	(86)
Income tax expense relating to:
Foreign currency translation adjustments	100	(8)
Derivative (losses)/gains on cash flow hedges	(43)	3

Other comprehensive income/(loss)	116	(87)

Total comprehensive income	55	891

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 37 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Components of accumulated other comprehensive loss were:

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Foreign currency translation adjustments	(188)	(304)

	(188)	(304)

(b)	Accounting for Derivative Financial Instruments

Both NZ IFRS and US GAAP require all derivative financial instruments to be recorded on the Balance Sheet at their fair value; however NZ IFRS provided an exemption to this requirement for the comparative year.

Changes in the fair values of derivatives during the period are required to be included in the determination of net income unless the derivative qualifies as a hedge. Telecom applies hedge accounting to all qualifying instruments under NZ IFRS. Telecom has elected not to apply hedge accounting under US GAAP therefore changes in the fair value of derivative financial instruments have been recorded directly in earnings for US GAAP purposes. This resulted in $129 million of losses on forward exchange contracts being recognised in determining earnings under US GAAP. In the prior year Telecom applied hedge accounting under US GAAP to its hedges of net investments held in foreign currencies.

Telecom fair values a small portion of its debt for NZ IFRS. Under US GAAP the debt is carried at amortised cost.

(c)	Capitalisation of Interest Costs Relating to the Construction of Property, Plant and Equipment

Prior to 1 April 1989, Telecom did not capitalise interest costs incurred in connection with the financing of expenditures for the construction of telecommunications equipment and other property, plant and equipment. In the year ended 31 March 1990, Telecom changed that policy such that, for each asset project having a cost in excess of $10 million and a construction period of not less than 12 months, interest costs incurred during the period that was required to complete and prepare the asset for its intended use were capitalised as part of the total cost. In the year ended 31 March 1996, Telecom changed that policy further such that, for each asset project having a cost in excess of $100,000 and a construction period of not less than three months, interest costs incurred during the period that was required to complete and prepare the fixed asset for its intended use were capitalised as part of the total cost. The policy was changed again from 1 April 1999 such that interest costs are capitalised for all property, plant and equipment projects.

Under US GAAP interest costs incurred in connection with the financing of all expenditure for the construction of assets are required to be capitalised during the period required to prepare the asset for its intended use. For the purpose of compliance with US GAAP the estimated amount of interest that would have been capitalised on construction costs incurred on capital projects not already capitalised in accordance with Telecom’s accounting policy has been determined and depreciated over the lives of the related assets. As a result of the change in accounting policy during the year ended 31 March 1996, which brought the accounting treatment in respect of capitalised interest into alignment with US GAAP in all material respects, the ongoing reconciling difference within net earnings comprises the depreciation charge on interest not capitalised prior to 1 April 1995.

(d)	Capacity Sales

Prior to the adoption of NZ IFRS, gains arising from the sale of network capacity were recognised in earnings in the period in which the sale was made.

Under US GAAP and NZ IFRS, such transactions do not qualify for immediate earnings recognition and the profit is spread over the life of the capacity agreement. The reconciling difference will reverse in future years as the income is recognised.

(e)	Government Grants

Prior to the adoption of NZ IFRS, subsidised assets were required to be recorded at fair value, with the related subsidy recognised as revenue.

Under US GAAP and NZ IFRS, the subsidy is credited against the value of the assets acquired. The reconciling difference will reverse in future years as the subsidised assets depreciate.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 37 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(f)	Provisions

In the prior year immaterial differences relating to cut-off were identified and corrected in the prior period as part of the adjustment to intercarrier provisions. Under US GAAP the period to which the differences related must be restated.

(g)	Amortisation of Goodwill

Under NZ IFRS and US GAAP goodwill is carried at cost and subject to annual impairment testing. Telecom ceased amortising goodwill for US GAAP purposes from 1 July 2002 and ceased for NZ IFRS from 1 July 2004.

Goodwill is allocated between the reportable segments as summarised below:

(Dollars in millions)	IT services NZ$	Wired NZ$	Wireless NZ$	Australian Operations NZ$	TOTAL NZ$
Goodwill as at 30 June 2005	71	1	39	962	1,073
Acquisitions	—	8	—	—	8
Impairment	—	—	—	(952)	(952)
Foreign currency translation adjustment	—	—	—	(10)	(10)

Goodwill as at 30 June 2006	71	9	39	—	119

Due to the different dates of cessation of amortisation, the impairment charge for the year under US GAAP is higher than the impairment charge under NZ IFRS by $118 million.

(h)	Variable Interest Entities

SOUTHERN CROSS

Southern Cross is an independent bandwidth wholesaler established to finance, construct and maintain the cable network, and to market network capacity. Telecom does not control Southern Cross, therefore it is not consolidated under NZ IFRS but treated as an investment in associate and accounted for using the equity method.

Until 31 March 2006 Southern Cross was considered to be a ‘variable interest entity’ under US GAAP with Telecom being the primary beneficiary. Telecom had provided greater than 50% of the contingent credit support (which is considered to be a variable interest) in addition to providing 50% of Southern Cross’ equity and subordinated debt, therefore Telecom was considered to hold variable interests that would absorb a majority of Southern Cross’ expected losses. As a result Telecom consolidated Southern Cross for the period that this contingent credit support was provided. Southern Cross refinanced its debt during the year and repaid contingent credit support fees such that Telecom no longer absorbs a majority of Southern Cross’ expected losses. As a result, Southern Cross was deconsolidated and equity accounting was applied from this date.

The impact of consolidation for the nine months ended 31 March 2006 and the year ended 30 June 2005 on the income statement is as follows:

	Group
(Dollars in millions)	2006 NZ$	2005 NZ$
Operating revenue	104	85
Other operating expenses	(18)	(26)
Depreciation	(47)	(59)
Interest income	(1)	6
Interest expense	(7)	(26)
Income tax expense	(1)	(1)

Net earnings attributable to shareholders	30	(21)

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 37 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The impact of consolidation on the Group’s assets and liabilities is as follows:

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Cash	—	3
Restricted cash	—	19
Receivables and prepayments	—	(42)
Property, plant and equipment	—	1,052

Total assets	—	1,032

Accounts payable and accruals	—	1,395
Long-term debt	—	154

Total liabilities	—	1,549

Cumulative effect on shareholders’ funds	—	(517)

The following disclosures were made in relation to Southern Cross as at 30 June 2005 as Southern Cross was part of the consolidated Group for US GAAP purposes:

Cash

Use of $19 million of Southern Cross’ cash balance was restricted to interest and principal payments on debt and certain capital expenditure pursuant to Southern Cross’ senior debt facilities.

Property, plant and equipment

Property, plant and equipment comprised cable network assets and landing stations, which are being depreciated over the 20 year economic life of the network. Included within landing stations were assets acquired under capital leases with a cost of $117 million and accumulated depreciation of $26 million.

Accounts payable and accruals

Accounts payable and accruals principally represented revenue received in advance under capacity usage agreements. This revenue was being recognised progressively over the life of the agreements.

Long-term debt

Long-term debt comprised amounts due under Southern Cross’ senior debt facility of $60 million and advances from non-Telecom shareholders of $94 million.

Senior debt was at floating rates of interest at Eurodollar base rates plus a margin of between 0.85% and 1.45%. Contingent credit support for $13 million of the debt was provided by non-Telecom shareholders of Southern Cross.

Segment

The Southern Cross Group operates a submarine cable within the Pacific region and is based in Bermuda. Telecom viewed the Southern Cross Group as an operating segment during its period of consolidation.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 37 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

OTHER VARIABLE INTEREST ENTITIES

Telecom has entered into several cross border leases in respect of certain telecommunications assets whereby Telecom is lessee of assets from an intermediary lessee who is in turn lessor of assets from investors. The following intermediary lessors are variable interest entities with which Telecom has involvement but is not the primary beneficiary:

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

(i)	Advance to Associate

Under NZ IFRS, net losses and dividends received are applied to reduce the carrying amount of an equity investment and any loans that are in substance an extension of that investment in an associate. The advance to Southern Cross is deemed a long term receivable under NZ IFRS as repayment of that loan is anticipated in the foreseeable future and equity accounting was suspended once the investment was written down to a nil value. Under US GAAP the advance to Southern Cross is deemed part of Telecom’s investment and net losses continued to be accrued until the advance was reduced to zero. When the advance is repaid a gain will be recognised in the income statement for US GAAP purposes. $20 million was repaid during the year ended 30 June 2006.

(j)	Earnings Per Share

US GAAP requires companies to present basic earnings per share and diluted earnings per share. The numerators and the denominators used in the computation of basic and diluted earnings per share are reconciled below:

Year ended 30 June (Dollars in millions, except per share amounts)	Group
	2006	2005
Basic earnings per share
Numerator – net earnings	(61)	978
Denominator – ordinary shares (in millions)	1,960	1,948

Basic (loss)/earnings per share (in cents)	(3)¢	50	¢

Diluted earnings per share
Numerator – net earnings	(61)	978
Add – capital note interest after income tax	—	19
Add – convertible note interest after income tax	—	5

	(61)	1,002
Denominator (in millions)
Ordinary shares	1,960	1,948
Capital notes	—	57
Convertible notes	—	17
Options	—	5

	1,960	2,027

Diluted (loss)/earnings per share (in cents)	(3)¢	49	¢

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 37 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(k)	Connection Revenue

Under NZ IFRS, charges for connecting customers to the network and costs related to connecting the customer are recognised in revenue/expenses as received/incurred.

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

(l)	Cash Flow Statement

Under both NZ IFRS and US GAAP, a Cash Flow Statement, which discloses cash flows from operating, investing and financing activities, is required to be presented. Telecom’s cash flows under US GAAP include the cash flows of Southern Cross for the period that they were consolidated under US GAAP.

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Net cash flows from
Operating activities	1,922	1,771
Investing activities	(456)	(660)
Financing activities	(1,549)	(1,207)

Net cash flow	(83)	(96)

Opening cash position	238	334

Closing cash position	155	238

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 37 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(m)	Deferred Taxation

US GAAP requires disclosures around the valuation allowance applied to gross deferred tax assets to the extent management consider the likelihood of realising the deferred tax asset is more likely than not.

The components of the US GAAP net deferred tax liability are:

	Group
30 June (Dollars in millions)	2006 NZ$	2005 NZ$
Deferred tax assets
Provisions, accruals and other	393	230
Less valuation allowance	(255)	(164)

Net deferred tax assets	138	66

Net deferred tax liability
Property, plant and equipment	(216)	(158)

	(216)	(158)

Net current deferred tax	26	7
Net non-current deferred tax	(104)	(99)

Net deferred tax liability	(78)	(92)

(n)	Property, Plant and Equipment

Under US GAAP the cost and accumulated depreciation of major fixed asset categories is different from NZ GAAP due to the capitalisation of interest, the capitalisation of government grants and the classification of intangible assets, and in the prior year, the consolidation of Southern Cross. The major fixed asset categories under US GAAP as at 30 June 2006 and 30 June 2005 are outlined in the table below:

	Telecom Group
(Dollars in millions)	Tele- communications equipment and plant NZ$	Freehold land NZ$	Buildings NZ$	Other fixed assets NZ$	Construction in progress NZ$	TOTAL NZ$
Cost	9,898	94	623	2,190	121	12,926
Less accumulated depreciation	(7,163)	—	(356)	(1,428)	—	(8,947)

Net book value at 30 June 2006	2,735	94	267	762	121	3,979

Cost	10,823	94	599	1,965	97	13,578
Less accumulated depreciation	(6,778)	—	(321)	(1,166)	—	(8,265)

Net book value at 30 June 2005	4,045	94	278	799	97	5,313

Under US GAAP, intangible assets consist of goodwill and spectrum licences, as disclosed in note 16 to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 37 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(o)	Change in Accounting Policy

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payments (“FAS 123R”). FAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. Telecom had previously recognised the intrinsic value of share-based payments Accounting Principles Board Opinion 25 and applied Statement 123 by disclosing the fair value of share-based payments since the inception of the share schemes.

Telecom has applied the modified retrospective approach in complying with FAS 123R for all periods presented. Under this method, financial statements for prior periods are retrospectively adjusted by recognising in those periods the compensation costs previously reported in the pro forma disclosures in the notes to the accounts under the provisions of Statement 123. This resulted in an increase in Share Capital of $45 million as at 30 June 2004. The impact on earnings for the year ended 30 June 2005 was to lower earnings by $2 million. This lowered earnings and diluted earnings per share by 0.01 cents.

(p)	Impact of Recently Issued Accounting Standards

In June 2005 the Financial Accounting Standards Board (FASB) issued SFAS 154 “Accounting Changes and Error Corrections - a Replacement of APB 20 and SFAS 3”. This statement changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. This standard will be effective for Telecom for the year ending 30 June 2007. The impact of this standard on Telecom’s financial statements will depend on the extent to which Telecom effects changes in accounting principle in future.

In June 2006 the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes - an interpretation of SFAS 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation will be effective for Telecom for the year ending 30 June 2008, although early adoption of the provisions of the standard is allowable. Management is currently evaluating the impact FIN 48 will have on Telecom.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 38 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IFRS project

In December 2002 the New Zealand Accounting Standards Review Board announced that International Financial Reporting Standards (“IFRS”) will apply to all New Zealand entities from 1 January 2007. In adopting IFRS for issue as NZ IFRS certain adaptations of IFRS have been made to reflect New Zealand circumstances. In complying with NZ IFRS Telecom will also be in compliance with IFRS. Early adoption of NZ IFRS from 1 January 2005 was allowed as Australian entities and the European Union adopted IFRS from that date. Telecom has elected to apply NZ IFRS for the year ended 30 June 2006.

Basis of preparation of data

The restated financial information has been prepared on the basis of all NZ IFRS and New Zealand Equivalents to Standing Interpretations Committee (“NZ SIC”) and New Zealand Equivalents to International Financial Reporting Interpretations Committee (“NZ IFRIC”).

In accordance with NZ IFRS 1, First Time Adoption of New Zealand equivalents to International Financial Reporting Standards, the transition date to NZ IFRS was 1 July 2004, the start of the comparative period for the year ended 30 June 2006. Normally accounting changes of this nature would require full retrospective application, but NZ IFRS 1 presents optional and mandatory exemptions to full retrospective application.

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

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 38 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Compound financial instruments

In conjunction with the exemption of applying financial instrument accounting, the equity and liability element of compound financial instruments has not been restated where the liability element was extinguished prior to 1 July 2005.

Restated Financial Information under NZ IFRS

Statement of Financial Position (Balance Sheet) as at 1 July 2004 and 30 June 2005

	notes	Group 1 July 2004			Group 30 June 2005
(Dollars in millions)		NZ GAAP NZ$	Adj’s NZ$	NZ IFRS NZ$	NZ GAAP NZ$	Adj’s NZ$	NZ IFRS NZ$
ASSETS
Current assets:
Cash		238	94	332	235	—	235
Short-term investments	a	247	(94)	153	81	—	81
Receivables and prepayments	a	971	(34)	937	1,311	(45)	1,266
Taxation recoverable	a	—	35	35	—	45	45
Inventories		50	—	50	56	—	56

Total current assets		1,506	1	1,507	1,683	—	1,683
Non-current assets:
Long-term investments	a	767	(103)	664	544	(117)	427
Receivables due after one year	a	—	103	103	—	117	117
Deferred tax assets	d	—	17	17	—	32	32
Intangible assets	a, b, e	915	600	1,515	911	732	1,643
Property, plant and equipment	a, g	4,312	(600)	3,712	4,283	(681)	3,602

Total non-current assets		5,994	17	6,011	5,738	83	5,821

Total assets		7,500	18	7,518	7,421	83	7,504

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	c	931	25	956	1,014	30	1,044
Debt due within one year		803	—	803	863	—	863

Total current liabilities		1,734	25	1,759	1,877	30	1,907
Non-current liabilities:
Deferred taxation	d	120	8	128	136	17	153
Long-term debt		3,438	—	3,438	2,973	—	2,973

Total non-current liabilities		3,558	8	3,566	3,109	17	3,126

Total liabilities		5,292	33	5,325	4,986	47	5,033

Equity:
Shareholders’ funds		2,205	(19)	2,186	2,427	36	2,463
Minority interests	e	3	4	7	8	—	8

Total equity		2,208	(15)	2,193	2,435	36	2,471

Total liabilities and equity		7,500	18	7,518	7,421	83	7,504

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 38 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Statement of Financial Performance (Income Statement) for the year ended 30 June 2005

(Dollars in millions, except per share amounts)	notes	NZ GAAP NZ$	Group adj’s NZ$	NZ IFRS NZ$
Operating revenues and other income
Local service		1,101	—	1,101
Calling	f	1,348	95	1,443
Interconnection	a	207	(1)	206
Mobile	f	841	(6)	835
Data	f, a	777	(175)	602
Internet	a	223	153	376
Solutions	a	321	(13)	308
Other operating revenues	g	787	(8)	779
Other gains		154	—	154

Total operating revenues and other income		5,759	45	5,804

Operating expenses
Labour	h	(735)	(3)	(738)
Cost of sales	a, i	(1,664)	1,664	—
Intercarrier costs	a, i	—	(1,185)	(1,185)
Other operating expenses	a	(933)	(546)	(1,479)
Impairment		(24)	—	(24)
Other expenses		(35)	—	(35)

Total operating expenses		(3,391)	(70)	(3,461)

Earnings before interest, taxation, depreciation and amortisation		2,368	(25)	2,343
Depreciation	a	(694)	148	(546)
Amortisation	a, b	(74)	(78)	(152)

Earnings before interest and taxation		1,600	45	1,645
Net interest and other finance costs		(289)	—	(289)

Earnings before taxation		1,311	45	1,356
Income tax expense	d	(392)	6	(386)

Earnings from ordinary activities after taxation and before minority interests		919	51	970
Minority interests		(3)	—	(3)

Earnings attributable to shareholders		916	51	967

Earnings per share		47.0 ¢	2.6 ¢	49.6 ¢

Reconciliation of Net Earnings for the Year Ended 30 June 2005 under NZ IFRS

(Dollars in millions)	notes	Group NZ$
Net Earnings under NZ GAAP for the year ended 30 June 2005		916
Goodwill amortisation	b	69
Changes in revenue recognition	f	(4)
Government grants	g	(15)
Share-based payments	h	(3)
Deferred tax on adjustments	d	6
Other		(2)

Net Earnings under NZ IFRS for the year ended 30 June 2005		967

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 38 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Restated Financial Information under NZ IFRS

Reconciliation of Equity under NZ IFRS

A reconciliation of equity under previous NZ GAAP to equity under NZ IFRS at the date of transition to NZ IFRS (1 July 2004) and at the end of the latest period presented in the previous financial statements (30 June 2005) is as follows:

(Dollars in millions)	notes	Group NZ$	Parent NZ$
Equity under NZ GAAP at 1 July 2004		2,208	4,218
Changes in revenue recognition	f	(26)	—
Share based payments	h	1	4
Other		1	—
Deferred tax on adjustments	d	9	—

Equity under NZ IFRS at 1 July 2004		2,193	4,222

(Dollars in millions)	notes	Group NZ$	Parent NZ$
Equity under NZ GAAP at 30 June 2005		2,435	4,197
Goodwill amortisation	b	69	—
Elimination of minority interest	e	(4)	—
Changes in revenue recognition	f	(30)	—
Government grants	g	(15)	—
Share based payments	h	—	6
Deferred tax on adjustments	d	15	—
Other		1	—

Equity under NZ IFRS at 30 June 2005		2,471	4,203
Impact of adopting NZ IAS 39:
Derivative financial instruments		(62)	—
Deferred taxation		21	—

Equity under NZ IFRS at 1 July 2005		2,430	4,203

Notes to restated financial information

(a)	Presentational differences

NZ IFRS 1 specifies how financial information should be presented under NZ IFRS. The statement of financial performance is referred to as the income statement and the statement of financial position is referred to as the balance sheet.

Other presentation differences include:

•	Software is now classified as an intangible asset rather than as an item of property, plant and equipment where that software is not integral to a piece of equipment

•	International telecommunications capacity acquired pursuant to capacity usage agreements is also now classified as an intangible asset rather than as an item of property, plant and equipment

•	Short-term investments are considered to be cash where they are a highly liquid resource

•	Taxation recoverable must be presented separately on the face of the balance sheet

•	Advances made to Southern Cross that are not due within 12 months are now classified as receivables due in more than one year

•	Certain revenue streams where Telecom has determined it is acting as agent or is exchanging goods and services are reported as the net margin, and certain other revenue streams where Telecom has determined it is acting as the principal in a transaction are reported gross. The effect on the net profit is nil.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 38 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(b)	Goodwill

Goodwill is not amortised. The periodic impairment reviews will be used to assess whether it has become impaired during the year. Where impairment is identified the write down will be taken to the income statement.

(c)	Accounts payable and accruals

In accordance with the deferral of certain revenue streams a deferred revenue liability has been created.

(d)	Deferred taxation

Deferred taxation is provided in full on temporary differences arising between the accounting and tax base of assets and liabilities. Deferred tax assets are only recognised to the extent that there will future taxable profits or deferred tax liabilities to offset those assets. Deferred tax assets are shown separately from deferred tax liabilities on the face of the balance sheet. This resulted in a reclassification from non-current liabilities to non-current assets. Deferred tax assets have been restated to present them on a net basis where Telecom has legal right of set off within a tax jurisdiction.

(e)	Minority interests

A negative minority interest was reclassified to retained earnings at 30 June 2004. This minority interest was bought out during the year ended 30 June 2005.

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

NZ IAS 1 permits expenses to be presented by function or by nature. Cost of sales is a functional presentation, while other items in Telecom’s income statement are classified by nature, so it has been reclassified into intercarrier costs and other operating expenses, in order to achieve a consistent presentation of expenses by nature.

(j)	Financial instruments

Telecom has applied the exemption that defers the date of transition for accounting for financial instruments under NZ IFRS. On 1 July 2005 Telecom applied these accounting policies and a number of adjustments were made to the opening balance sheet for the year ending 30 June 2006. The principal adjustments were to recognise all derivative financial instruments at fair value. This created a net liability that should principally unwind though equity to the extent that Telecom’s derivatives can be deemed effective hedges under NZ IFRS.

(k)	Cash flow

There will be no significant adjustments to the reported cash flows of Telecom under NZ IFRS other than the change in definition of cash to include short-term investments, as detailed in note (a) above.