Form 20-F
period 2007-06-30
TELECOM CORP OF NEW ZEALAND LTD
filed 2007-09-24
CIK 875809

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2007

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

Ordinary shares, no par value	2,019,998,237
Special rights convertible preference share, no par value	1

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

☐  Yes    ☒  No

INTERPRETATION

When used in this Report on Form 20-F (Report) references to the “Company” or “Telecom” are references to Telecom Corporation of New Zealand Limited, a company incorporated with limited liability under the New Zealand Companies Act 1993, domiciled in New Zealand, with its registered office located at Telecom House, Level 8, North Tower, 68 Jervois Quay, Wellington, telephone 64-4-8019000. References to “Telecom Group” are to Telecom Corporation of New Zealand Limited, together with its subsidiaries and associates.

Certain information required for this Report is incorporated by reference from Telecom’s Financial Statements for the fiscal year ended 30 June 2007 (the “Financial Statements”). Information required to be stated as at the most recent practicable date, is stated as at 13 August 2007 unless expressly stated. References to “Notes” are references to the Notes to the consolidated financial statements. The consolidated financial statements for the fiscal years ended 30 June 2006 and 30 June 2007 are filed with this Report.

In this Report references to “US$” or “US dollars” are to United States dollars, references to “A$” are to Australian dollars and references to “$”, “NZ$”, and “NZ dollars” are to New Zealand dollars.

In this Report reference to legislation is to New Zealand legislation unless specifically stated otherwise.

GLOSSARY

In addition the following terms have the following meanings:

“ACCC”	means Australian Competition and Consumer Commission.

“ADS”	means an American Depository Share.

“ADSL”	means Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire.

“Affected Shares”	means those shares which the Telecom Board has specified in a notice to a holder as being held in excess of the shareholding limits established by the Constitution.

“AMPS”	means Advanced Mobile Phone Service, a technology for analogue mobile telephony system.

“ATM”	means Asynchronous Transmission Mode, a data transport technology suite that uses fixed length cells to transfer the data.

“ATS”	means Alarm Transport Service.

“BPON”	means Broadband Passive Optical Network, a fibre to the home technology.

“CDMA”	means Code Division Multiple Access, a technology used in digital mobile networks.

“Computerland”	means the ICT business (Ceritas New Zealand Limited) acquired by Telecom New Zealand Limited in 2004.

“CRM”	means Customer Relationship Management systems.

“D-AMPS”	means Digital AMPS, a technology for digital transmission of radio signals between, for example, a mobile telephone and a radio base station.

“DDN”	means Digital Data Network.

“DDS”	means Digital Data Services, services providing a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

“Depositary”	means The Bank of New York.

“DSL”	means Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop.

“DSLAM”	means Digital Subscriber Line Access Multiplexers, which is network-based equipment used to deliver DSL services to customers.

“DWDM”	means Dense Wave Division Multiplexing, an industry term used for a data transport technology that uses multiple different wave-lengths densely grouped together on a single optical fibre.

“EV-DO”	means Evolution Data Optimised, a 3G mobile technology that provides a packet data link with a maximum theoretical data speed of 2.4 Mbit/s, with speeds typically averaging 500kbit/s in practice.

“EV-DO Rev A”	means CDMA Evolution - Data Optimised Revision A. EV-DO Rev A is an enhancement of EV-DO Rel. 0, a mobile network technology to provide high speed packet data links.

“FTTN”	means fibre to the node.

“GPRS”	means General Packet Radio Service, a packet data service that allows information to be sent and received across a mobile telephone network.

“GSM”	means Global Service for Mobile Communications, a technology used in digital mobile networks.

“HSDPA”	means High Speed Downlink Packet Access, a mobile network technology to provide high speed packet data links in the downlink direction from the network to the customer’s terminal.

“ICMS”	means Integrated Customer Management System, Telecom’s primary customer database for both fixed line and mobile customers.

“ICT”	means Information and Communication Technologies.

“IP”	means Internet Protocol, a communications protocol suite used for carrying data on the internet.

“IP-VPN”	means Internet Protocol-Virtual Private Network, an industry term for an IP-based VPN.

“IS”	means Information Systems.

“ISDN”	means the Integrated Services Digital Network, a switched digital transmission network that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

“ISP”	means Internet Service Provider.

“IT”	means Information Technology, a generic term for any technology relating to information processing or transport.

“Kiwi Share”	means the one preference share held by the New Zealand Government in Telecom.

“Kiwi Shareholder”	means the Minister of Finance who holds the Kiwi Share on behalf of the New Zealand Government.

“LMDS”	means Local Multipoint Distribution System, a broadband wireless technology to provide voice and data services.

“LLU”	means local loop unbundling.

“LSS”	means line sharing service.

“MMDS”	means Multichannel Multipoint Distribution Service, a broadband wireless point to multipoint specification.

“MPLS”	means Multi-Protocol Label Switching, an industry term for a data communications technique where labels are used to switch data packets across a network.

“naked UBA”	means a UBA service that is provided without an active analogue telephone service on the same copper pair.

“NGN”	means Telecom’s packet-based IP network and associated service capabilities. This is a single, integrated network able to carry all services over a common set of connectivity technologies, in which the connectivity technologies are consequently not specific to particular services.

“NGT”	means Telecom’s Next Generation Telecom business model.

“NZX”	means the New Zealand Exchange.

“NZSX”	means the New Zealand Stock Market.

“PABX”	means a Private Automatic Branch Exchange, an automatic telephone switching system within a private enterprise.

“Pacnet”	means Packet Switch Network.

“PDH”	means Plesio-Synchronous Digital Hierarchy, a technology used to transfer data over digital transport networks.

“PDN”	means Public Data Network.

“PoIs”	means Points of Interconnection.

“PoPs”	means Points of Presence.

“PSTN”	means the Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices.

“SDH”	means Synchronous Digital Hierarchy, an industry term for a synchronous data transport network.

“SHDSL”	means Symmetric Hierarchy Digital Subscriber Line, a synchronous variant of DSL.

“Southern Cross”	means Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited.

“TDMA”	means Time Division Multiple Access Network, the radio spectrum sharing technique on which Telecom’s D-AMPS mobile phone network is based.

“TSLRIC”	means the Total Service Long Run Incremental Cost methodology for determining the cost of a service.

“TSO”	means the Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001.

“TTS”	means Telecom Transaction Service.

“UBA”	means unbundled bitstream access.

“UBS”	means unbundled bitstream access services.

“ULL”	means unconditioned local loop.

“UMTS”	means Universal Mobile Telecommunications System.

“VoIP”	means Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP.

“VPN”	means Virtual Private Network a carrier-provided service in which the public network provides the equivalent of a privately established customer network.

“WAN”	means Wide Area Network, a geographically dispersed telecommunications network.

“WAP”	means Wireless Application Protocol, a communications protocol and application environment used in wireless networks.

“WCDMA”	means Wideband CDMA, an ITU recognised 3G mobile telephony technology using 5MHz channels to deliver voice and peak data rates from 64 to 384 kbps.

“WiFi”	means Wireless Fidelity, which is wireless networking technology providing wireless connectivity to the internet.

“WiMax”	means World Interoperability for Microwave Access, a wireless technology standard.

“1XRTT”	means 1X Radio Transmission Technology, a CDMA-based standard used by Telecom’s CDMA mobile network.

“3G”	means third generation mobile network as defined by the International Telecommunications Union.

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

For example:

•	anticipated capital expenditure for the 2008 financial year of approximately $950 to $975 million;

•	anticipated operating expenditure of $20 to $30 million for the year ending 30 June 2008 rising to approximately $40 million per annum for proposed operational separation requirements;

•	incremental capital expenditure as a result of proposed operational separation requirements of approximately $200 million over the four years ending 30 June 2011;

•	expected net earnings decline in Telecom’s New Zealand operations of between 5% to 8% for the year ending 30 June 2008;

•	Telecom’s expectations regarding revenue mix, operating costs, margins and depreciation and interest expense;

•	Telecom’s market growth expectations for the communications, IT services, information and entertainment sectors;

•	Telecom’s expectations with regards to the potential synergies from the integration of the Australian operations and resulting increased earnings;

•	Telecom’s expectation for the proportion of customers directly connected on-net in the Australian operations;

•	Telecom’s expectations for the impact of existing and proposed regulation in New Zealand on Telecom’s future financial performance;

•	Telecom’s expectation that the majority of customers will be on NGT offers that are provided over the NGN by December 2012;

•	Telecom’s expectation that the CDMA mobile network will be wound down over a period of five years;

•	Telecom’s expectation that its cash flow from operations and available borrowings are sufficient to fund Telecom’s expected capital expenditure, working capital and investment requirements;

•	Telecom expects a payout ratio of approximately 75% of net earnings (after adding back relevant non-cash items) for the year ended 30 June 2008.

When used in this Report, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “plan” and similar expressions, as they relate to Telecom, are intended to identify forward-looking statements.

Such forward-looking statements are not guarantees of future performance. Actual results, performance or achievements could differ materially from those projected in, or implied by, the forward-looking statements as a result of various assumptions, risks and uncertainties. In addition to the risks described under “Item 3—Risk Factors”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	Telecom’s ability to successfully implement its business strategy;

•	vigorous competition in the markets in which Telecom operates and the possible entrance of new competitors to these markets particularly in the New Zealand market for mobile phone services;

•	the impact of the introduction of LLU and UBS;

•	the impact of further regulation regarding Telecom’s TSO obligations;

•	the impact of a decline in mobile roaming options on Telecom’s mobile customer base;

•	the final form of operational separation for Telecom;

•	rapid technological changes and convergence of telecommunications, information services and media markets and technologies;

•	uncertainties regarding operating new systems and technologies;

•	uncertainties about the degree of growth in the number of consumers in the markets in which Telecom operates;

•	decreasing revenues from traditional services owing to mobile and other substitution and competitive pressures;

•

network or system interruptions owing to natural hazard disasters and other events such as fire, terrorism or sabotage affecting key facilities, software faults, viruses and power supply loss or overloading;

•	dependence on key third party suppliers and the resources available in the New Zealand labour market for delivery of important services;

•	uncertainties around acquisitions and investments;

•	uncertainties around economic conditions within the countries in which Telecom operates;

•	other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

Telecom’s financial statements for the year ended 30 June 2007 have been prepared in accordance with New Zealand equivalents to International Financial Reporting Standards (NZ IFRS), which Telecom adopted on 1 July 2005. In complying with NZ IFRS, Telecom is also in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Upon adoption of NZ IFRS Telecom restated its results for the year commencing 1 July 2004. Financial statements for years prior to 1 July 2004 have not been restated. Prior to 1 July 2004, Telecom prepared its financial statements in accordance with New Zealand Generally Accepted Accounting Practice (NZ GAAP). The accounting policies set out in Note 1 have been applied consistently to the 2005, 2006 and 2007 financial years, with the exception of those policies relating to financial instruments, which were not applied to 2005.

In April 2007, Telecom sold Yellow Pages Group Limited. Accordingly, the results of Yellow Pages Group are presented as a discontinued operation. The results for continuing operations for periods presented prior to April 2007 have been restated to exclude the results of Yellow Pages Group. The net result of Yellow Pages Group is presented as earnings from discontinued operations, that represents net profit after tax and the gain recognised on disposal of Yellow Pages Group.

The selected consolidated financial data below has been derived from Telecom’s consolidated financial statements for each of the years in the five year period ended 30 June 2007, which have been audited by KPMG, an independent registered public accounting firm. The data should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and notes. The consolidated financial statements as of 30 June 2007 and 2006 and for the years ending 30 June 2007, 2006 and 2005, and the auditors’ report thereon, which refers to a change in the identification of Telecom’s segments, are included elsewhere in this Report, see F1 – F69.

	Year ended 30 June
	2007 NZ$	2006 NZ$	2005 NZ$
	(Dollars in millions, except per share and per ADS amounts)
Amounts in accordance with NZ IFRS:
Income statement data
Operating revenues and other gains
Local service	1,084	1,081	1,101
Calling	1,336	1,385	1,435
Interconnection	187	201	203
Mobile	895	869	835
Data	561	602	602
Broadband and internet	485	448	376
IT services	380	346	308
Other operating revenues	634	563	550
Other gains (a)	20	60	154
Total operating revenues and other gains	5,582	5,555	5,564

Operating expenses
Labour	773	760	705
Intercarrier costs	1,220	1,199	1,185
Other operating expenses	1,603	1,497	1,417
Impairment (b)	—	1,301	24
Other expenses (c)	52	34	35
Depreciation and amortisation	652	699	692
Total operating expenses	4,300	5,490	4,058
Net earnings/(loss) from continuing operations	844	(540)	874
Net earnings from discontinued operations (d)	2,183	109	96
Net earnings/(loss) attributable to shareholders	3,024	(435)	967

Earnings/(loss) per share/ADS from continuing operations (e)
Basic per share	0.42	(0.28)	0.45
Diluted per share	0.42	(0.28)	0.44
Basic per ADS	3.39	(2.20)	3.59
Diluted per ADS	3.36	(2.20)	3.54

Earnings per share/ADS from discontinued operations (e)
Basic per share	1.10	0.06	0.05
Diluted per share	1.08	0.06	0.05
Basic per ADS	8.78	0.44	0.39
Diluted per ADS	8.64	0.44	0.39

Net earnings/(loss) per share/ADS (f)
Basic per share	1.52	(0.22)	0.50
Diluted per share	1.50	(0.22)	0.49
Basic per ADS	12.16	(1.78)	3.97
Diluted per ADS	11.96	(1.78)	3.91

Balance Sheet Data
Property, plant and equipment	3,681	3,301	3,602
Total assets	8,276	6,203	7,504
Debt due within one year	488	955	863
Long-term debt	2,404	2,543	2,973
Total liabilities	4,672	5,141	5,033
Total equity	3,604	1,062	2,471
Contributed capital	2,270	2,011	1,991

	Year ended 30 June
	2007 NZ$	2006 NZ$	2005 NZ$	2004 NZ$	2003 NZ$
	(Dollars in millions, except per share and per ADS amounts)
Amounts in accordance with US GAAP (g):
Income statement data
Asset impairment	—	(1,419)	(24)	(133)	—
Gain on deconsolidation of Southern Cross	—	526	—	—	—
Net earnings/(loss) from continuing operations	961	(170)	882	721	680
Net earnings from discontinued operations	2,183	109	96	85	78
Cumulative effect of change in accounting principle (j)	—	—	—	(511)	—
Net earnings/(loss) attributable to shareholders	3,144	(61)	978	295	758

Net earnings/(loss) per share/ADS from continuing operations (e)
Basic earnings per share	0.48	(0.09)	0.45	0.38	0.36
Diluted earnings per share	0.48	(0.09)	0.45	0.37	0.35
Basic earnings per ADS	3.86	(0.69)	3.62	3.00	2.88
Diluted earnings per ADS	3.82	(0.69)	3.58	2.98	2.81

Net earnings per share/ADS from discontinued operations (e)
Basic earnings per share	1.10	0.06	0.05	0.04	0.04
Diluted earnings per share	1.08	0.06	0.05	0.04	0.04
Basic earnings per ADS	8.78	0.44	0.39	0.35	0.33
Diluted earnings per ADS	8.64	0.44	0.39	0.35	0.33

Net earnings/(loss) per share/ADS from change in accounting principle (f)
Basic earnings per share	—	—	—	(0.27)	—
Diluted earnings per share	—	—	—	(0.27)	—
Basic earnings per ADS	—	—	—	(2.13)	—
Diluted earnings per ADS	—	—	—	(2.13)	—

Net earnings/(loss) attributable to shareholders per share/ADS (f)
Basic earnings per share	1.58	(0.03)	0.50	0.15	0.40
Diluted earnings per share	1.55	(0.03)	0.49	0.15	0.39
Basic earnings per ADS	12.64	(0.24)	4.02	1.22	3.22
Diluted earnings per ADS	12.44	(0.24)	3.92	1.22	3.11

Weighted average number of ordinary shares outstanding
Basic (in millions)	1,990	1,960	1,948	1,922	1,887
Diluted (in millions)	2,026	1,960	2,027	1,962	2,073

	Year ended 30 June
	2007		2006		2005		2004		2003
Amounts in accordance with US GAAP (g):
Balance sheet data:
Property, plant and equipment		4,405		3,293		5,312		5,609		4,647
Total assets		8,282		6,114		8,702		9,176		7,778
Total shareholders’ equity		3,595		951		1,922		1,652		1,665

Dividends relating to the period (accrual basis)
Dividends per share (h)	NZ$	0.355	NZ$	0.455	NZ$	0.485	NZ$	0.270	NZ$	0.200
Dividends per ADS (i)	US$	2.105	US$	2.343	US$	2.718	US$	1.397	US$	0.895

Dividends paid in the period (cash basis)
Dividends per share (h)	NZ$	0.330	NZ$	0.535	NZ$	0.380	NZ$	0.225	NZ$	0.200
Dividends per ADS (i)	US$	1.797	US$	2.854	US$	2.129	US$	1.132	US$	0.847

(a)	In 2007, the other gain represented a NZ$20 million gain on disposal of Telecom’s 90% share in Telecom Samoa Cellular Limited to Digicel Samoa Limited. In 2006, other gains of NZ$60 million were recognised in connection with the acquisition of a 100% shareholding in Southern Cross Cables (NZ) Limited. In 2005, other gains of NZ$154 million comprised a gain of NZ$86 million on the sale of Telecom’s shares in Independent Newspapers Limited, a gain of NZ$8 million on the sale of Telecom’s stake in Intelsat, a gain of NZ$10 million on the sale of 15 Telecom retail stores to Leading Edge Group, a gain of NZ$9 million on the repurchase of NZ$300 million of convertible notes and an accrual of NZ$41 million of previously unrecognised credit support fees due from Telecom’s associate entity the Southern Cross Cables Group.
(b)	In 2006, the impairment of NZ$1,301 million represented write-downs of Telecom’s Australian operations resulting from significant negative trends impacting these operations, principally relating to pricing arrangements with wholesale suppliers, pressure on retail prices and the deferral of project spending by major corporate customers.

In 2005, the impairment consisted of a write-down of Telecom’s TDMA network of NZ$24 million.

(c)	Other expenses in 2007 consisted of NZ$36 million for restructuring costs and a provision of NZ$16 million for the cost of rectifying several billing application configuration issues. Other expenses in 2006 consisted of a charge of NZ$22 million to provide for the cost of a NZ$17.5 million settlement with a competitor and to adjust the TSO receivable by approximately NZ$5 million to reflect a Commerce Commission determination, and a charge of NZ$12 million to provide for contractual settlements and Fair Trading Act issues. Other expenses in 2005 consisted of an adjustment to inter-carrier provisions of NZ$31 million and restructuring costs of NZ$4 million.
(d)	Earnings from discontinued operations consists of the net earnings of Yellow Pages Group after taxation and includes the profit on disposal in 2007 of NZ$2,084 million.
(e)	Per share amounts have been calculated as earnings/(loss) from continuing operations or discontinued divided by the weighted average number of shares outstanding during the periods indicated. Per ADS amounts have been calculated based on a ratio of eight shares per ADS. Diluted earnings per share and per ADS amounts reflect the dilutive effects of options and capital securities.
(f)	Per share amounts have been calculated as net earnings/(loss), adjusted by change in accounting principle as stated, divided by the weighted average number of shares outstanding during the periods indicated. Per ADS amounts have been calculated based on a ratio of eight shares per ADS. Diluted earnings per share and per ADS amounts reflect the dilutive effects of options and capital securities.

(g)	The principal differences between NZ IFRS and United States Generally Accepted Accounting Practice (US GAAP) that impact Telecom’s results and financial position are set out in Note 39.
(h)	Dividends per share are presented both on the basis of the year to which they relate and on the basis of the year in which they were paid. Dividends per share exclude supplementary dividends payable to overseas shareholders.
(i)	Dividends per ADS are calculated on a ratio of eight ordinary shares to one ADS. Dividends per ADS are stated in US dollars based on the exchange rates prevailing on the dates dividends were paid to shareholders.
(j)	Under US GAAP Telecom was required to consolidate the Southern Cross Cables Group of companies’ balance sheet at 30 June 2004 as a result of the first time application of FASB Interpretation Number (FIN) 46R. This resulted in the recognition of a cumulative adjustment for a change in accounting principle of NZ$511 million in its reconciliation to US GAAP for the year ended 30 June 2004.

EXCHANGE RATES

Below is certain information concerning exchange rates between NZ dollars and US dollars (expressed in US dollars per NZ$1.00) based on the noon buying rate in New York City for cable transfers in NZ dollars as reported by the Federal Reserve Bank of New York (Exchange Rate).

On 13 August 2007 the Exchange Rate was 0.7443.

The high and low Exchange Rates for each month during the previous six months were as follows:

Month	High	Low
March 2007	0.7173	0.6745
April 2007	0.7483	0.7194
May 2007	0.7407	0.7248
June 2007	0.7727	0.7450
July 2007	0.8110	0.7533
August 2007	0.7716	0.6643

The average Exchange Rates for the financial periods specified below were as follows:

Fiscal Year ended 30 June	Average [1]
2003	0.5252
2004	0.6304
2005	0.6980
2006	0.6673
2007	0.6921

[1]	Determined by averaging the Exchange Rates on the last day of each month during the fiscal year.

RISK FACTORS

Telecom is subject to increasingly extensive regulation and faces significant regulatory uncertainty which may impose limits on Telecom’s flexibility to manage its business and may negatively affect its business and profitability.

Telecom operates in an increasingly regulated environment. The Telecommunications Amendment Act (No 2) 2006, or the Telecommunications Act 2006, contains a comprehensive set of changes to telecommunications regulation in New Zealand, including:

•	the introduction of local loop unbundling (LLU) to the New Zealand marketplace;

•	extension of the range of regulated wholesale broadband services; and

•	the requirement for Telecom to adopt an operational separation model under the oversight of the Minister of Communications.

The regulatory uncertainty created by these changes and the impact of these changes on Telecom, when finalised, has, and will continue to have, substantial adverse effects on Telecom’s operations and financial performance.

The New Zealand Government may introduce further regulation beyond the scope of the amendments introduced in the Telecommunications Act 2006. These may impose further limits on Telecom’s flexibility to manage its business.

The Telecommunications Act 2006 requires Telecom to offer unbundled access to its local loop to its wholesale customers, which could have a significant and adverse effect on Telecom’s New Zealand fixed line business, its competitive position and its overall operating results.

Under the Telecommunications Act 2006, Telecom is required to offer unbundled access to its local loop in the form of full access on a regulated price basis enabling competitors to offer access services to customers without having to build local loops of their own. LLU is expected to increase competition in urban, major provincial and related suburban areas. The Commerce Commission has recently issued a draft determination setting out de-averaged charges for LLU in urban and non-urban areas, which are at the lower end of Telecom’s expectations. Should final pricing and non-price terms remain in line with the draft determination, this could have a significant and adverse effect on Telecom’s fixed line business, its competitive position and the profitability of its business, particularly beyond the 2008 financial year.

The Telecommunications Act 2006 also requires Telecom to offer its wholesale customers unbundled bitstream access (UBA) services, including naked DSL services, which could accelerate the rate of decline of Telecom’s fixed line services and could have an adverse effect on Telecom’s revenue and profitability.

Availability of UBA services is likely to increase substitution of fixed voice access services with mobile and VoIP services, potentially exacerbating pressure on the profitability of Telecom’s fixed line business. The Commerce Commission has recently issued a draft determination setting out de-averaged charges for naked UBA in urban and non-urban areas. As for LLU, should final pricing and non-price terms remain in line with the draft determination, this could have a significant and adverse effect on Telecom’s fixed line and broadband business, its competitive position and the profitability of its business, particularly beyond the 2008 financial year.

Collectively, the introduction of LLU and UBA services are likely to accelerate the rate of broadband penetration, and cause lower wholesale and retail broadband prices in future. It may also accelerate the rate of decline in traditional telephony services, such as calling, which in turn could have a significant and adverse effect on Telecom’s revenues and profitability.

The requirement for Telecom to undergo operational separation could have an adverse effect on Telecom’s business, results of operations, financial condition and prospects.

Consistent with the mandate contained in the Telecommunications Act 2006, the Ministry of Economic Development has proposed that Telecom be separated into three businesses, comprising a fixed access network unit and separate regulated wholesale and retail units, as well as proposing detailed governance and non-discrimination arrangements, and that regulated services be delivered on an equivalent basis. Telecom expects that separation will involve significant initial establishment costs and increased ongoing costs. Telecom’s current estimates are for incremental capital expenditure of approximately NZ$200 million over the four years ending 30 June 2011. Operational separation could also result in a decline in operational effectiveness due to increased administrative processes, duplication of roles and activities across the separated parts of the business, loss of ability to access the benefits of a vertically integrated organisation, and reduced speed-to-market. The implementation of operational separation will also require significant attention from Telecom’s management.

Telecom may incur significant costs complying with the outcomes of the Minister’s review of its Telecommunications Service Obligations (TSO), which could have an adverse effect on Telecom’s profitability.

The Minister has announced a review of the TSO and issued terms of reference. There is a risk that the review will require Telecom to provide additional services under the TSO, including that the TSO service may be made contestable and that Telecom is required to provide increased service commitments to consumers.

Despite Telecom’s sale of its directory business, Yellow Pages Group, Telecom retains its TSO responsibilities to the Government in respect of the ongoing performance of the directories business, which the purchaser is contractually required to perform. In the event that the purchaser may fail to perform all or some of the TSO responsibilities in respect of the directories business, this may place Telecom in default under the TSO.

Telecom may be unable to secure the spectrum it requires to successfully implement its business strategies and future offerings.

Telecom holds management rights in multiple spectrum ranges which are critical to provision of its current, planned and possible future wireless services. These rights are managed by the Ministry of Economic Development on behalf of the Government. At present, Telecom holds sufficient spectrum across each spectrum range to execute its current strategies. There is a risk that Telecom may not be able to execute its current, planned or future wireless strategies resulting from insufficient spectrum in any given band or specific spectrum bands being unavailable to Telecom. This outcome may occur through changing Government policy preventing Telecom purchasing any or sufficient spectrum, unfavourable auction rules, new technologies requiring spectrum in a band that Telecom has not purchased or other industry players holding or acquiring management rights for spectrum which Telecom requires to execute its strategies.

Telecom’s ability to innovate, compete and achieve planned outcomes, including implementing operational separation and delivering new regulated services to wholesale customers, may be restricted by resourcing constraints due to a tight labour market in New Zealand and globally.

The tightness of the labour market in New Zealand and Australia may increase the difficulty Telecom faces in attracting people with the key skills (particularly technical solution architects, project managers, design engineers and ICT sales) required to meet its strategic and operational business objectives.

Telecom expects that it will need to execute a number of key initiatives, either contemporaneously or within a short time frame of each other, in addition to its usual business initiatives. These key initiatives include introducing newly regulated wholesale products and services (including LLU and UBA), the Government’s operational separation requirements, replacing its legacy PSTN network infrastructure with an all Internet Protocol (IP) Next Generation Network (NGN), implementing new business models for consumer and business retail groups (i.e. the Next Generation Telecom business model (NGT), which is described further below), building a new WCDMA mobile network and GSM-Edge mobile network, and increased investment in broadband capability. Telecom expects that Telecom, its partners and suppliers will need to employ a significant number of additional employees in order to implement these key initiatives over the same or similar timeframes. To the extent Telecom is unable to directly or indirectly acquire or retain the people-skills it requires to support these initiatives, it may become more difficult for Telecom to deliver its strategy, meet its existing and new regulatory obligations, maintain and enhance customer service levels, and meet its needs for customer retention and business growth. This in turn may cause financial performance to decline and impair Telecom’s future profitability.

Telecom faces increasing competition in its markets. In addition, new entrants into its markets may intensify this competition, which could cause Telecom to lose market share, reduce prices and decrease its profitability.

The Telecommunications Act 2006 is expected to intensify competition in all of Telecom’s New Zealand markets by enabling existing Telecom competitors to compete more vigorously on price and on a service differentiation basis. The changed regulatory environment may also attract the entry of new competitors, further increasing competition in Telecom’s New Zealand markets.

In Telecom’s fixed line business, factors that are likely to contribute to Telecom losing market share, reducing prices and decreasing its fixed line businesses’ profitability include:

•

the requirement to provide competitors with access to Telecom’s unbundled local loop and naked DSL services provides competitors with the inputs that may be used to develop their own products and services in competition with Telecom, potentially in advance of Telecom’s ability to offer equivalent services and at lower costs than those available to Telecom Retail for equivalent products in respect of LLU and for comparable products in respect of naked DSL; and

•

recent regulatory changes will also enable its competitor, Vodafone New Zealand Limited (Vodafone), to offer a local calling service in New Zealand, which may lead to further declines in fixed line prices and revenues for Telecom.

Factors that may cause both reduced mobile market share and result in a decline in the ongoing profitability of Telecom’s mobile business include:

•	the continuing trend towards fixed to mobile substitution where Telecom’s fixed customers migrate all or part of their business to a competitor’s mobile service;

•

the loss of Telecom’s mobile customers that require international roaming services due to declining global market share for CDMA, with the greatest risk being customers that require roaming in Australia in the period between January 2008, when Telstra Corporation Limited decommissions its CDMA network, and December 2008, when Telecom expects to commission its WCDMA network and GSM-Edge network which will have full international roaming capability;

•

new competition entering into the New Zealand mobile market, including Mobile Virtual Network Operators, which use the networks of other operators at volume discounts, and may cause prices for mobile telecommunications services to decline; and

•	the loss of mobile customers using Telecom’s CDMA network due to reduced handset and device availability that is likely to arise as a result of the declining global market share for CDMA.

In the New Zealand wired broadband market, competition is expected to accelerate now that draft regulatory changes propose to provide wholesale access seekers with access to an LLU service, and a higher specification UBA service at a price similar to that currently available for regulated unbundled bitstream services. Vodafone’s recent acquisition of the ISP Ihug enables it to sell fixed line PSTN access and internet products giving it a full suite of communications products for the first time. Vodafone may also focus on cross-selling broadband into its current mobile base to take market share off Telecom. In the wireless broadband market, Vodafone’s 3G mobile service competes with Telecom’s mobile broadband offerings and may have the effect of decreasing Telecom’s share of the mobile broadband market reducing prices and having a negative effect on Telecom’s profitability.

Telecom may not succeed in implementing its Next Generation Telecom (NGT) business models for its Consumer and Business lines of business and supporting Next Generation Network (NGN). Even if successfully implemented, these models may not achieve the expected benefits within the anticipated timeframes.

To improve its financial results and offset the impact of margin declines in its traditional communications business, Telecom is implementing a transformation strategy that requires substantial investment through large scale replacement of its network, IT and other technical infrastructure. Telecom has set an aggressive timeframe for implementing its NGT business model, and its supporting IP-based NGN, over the period 2007 to 2012.

Telecom faces a number of risks to the delivery of the expected cost savings and other benefits expected from its NGT and NGN. These include:

•

the IP technology the NGN is based on is a developing technology carrying risks associated with the ability to deliver stable platforms in predictable timeframes and to offer stable and fully developed service sets. These risks are exacerbated by the absence of fully developed international NGN standards. These uncertainties could give rise to risks associated with the delivery and viability of the NGT business model;

•	regulation that may require Telecom to divert both capital and human resource from building NGT and NGN and delay the implementation of next generation customer services;

•

if delivery of Telecom’s new NGN is delayed up to or beyond the point where the quality of services delivered from Telecom’s legacy network infrastructure begins to deteriorate, the costs of maintaining service levels on the legacy equipment could increase and reduction in service quality issues may encourage customer churn to competitor suppliers;

•	regulation could require Telecom to deliver power supply to NGN communication devices at customer premises, which may increase the cost and complexity of NGN services;

•

significant delay to introduce Telecom’s NGN and NGT platforms could also impede or prevent customer migration to NGN and NGT. This may result in Telecom facing increased costs associated with jointly operating legacy and new systems in parallel; and

•

if customers need to be migrated from Telecom’s legacy PSTN earlier than anticipated this may adversely impact either NGT planning or the ability to migrate customers to the new business model as planned.

The reliability of Telecom’s legacy network may be reduced and/or the implementation of its NGN may be compromised if Telecom’s outsourced operations’ partners are unable to meet the resource requirements necessary to manage both NGN technology and legacy network platforms. In addition, Telecom’s NGT capability depends on smaller third party partners to provide connectivity, content and applications to a larger extent than has previously been the case which, due to the number of interfaces, could lead to process failure adversely affecting customer perceptions and impairing customer migration from legacy to NGT environments.

Finally, if customer acceptance of Telecom’s NGT products and services is lower than anticipated, Telecom may be unable to achieve planned customer migration to its new platforms.

Accordingly, there is a risk that Telecom may fail to implement either its NGT or NGN, experience serious delivery delays for these, fail to integrate its NGT completely, experience end-of-life issues for legacy assets earlier than anticipated or experience customer acceptance and planned migration from its legacy to new products and services at levels significantly less than planned. Should these outcomes eventuate, the benefits Telecom anticipates from the transformation to its new business models may not be realised. Failure to successfully implement its NGT and NGN models would adversely affect Telecom’s future consolidated financial position and financial results from its operations.

Network or system interruptions may result in reduced user traffic, revenues and damage to Telecom’s reputation.

Telecom’s network infrastructure, particularly in New Zealand, is geographically widespread and is vulnerable to natural hazard disasters, such as earthquakes, volcanoes, floods, tsunami, climate change and unusual weather activity. For example, in 2006 due to a significant snow storm, service to approximately 10,000 customers in the South Island was interrupted, with some customers experiencing service interruptions for two weeks.

Increased failure rates and increasing difficulty supporting ageing legacy technologies, in combination with potentially reduced reliability of new IP-based technologies, may prevent Telecom servicing customers and/or cause increased loss from service events. In relation to Telecom’s proposed NGN, there are risks inherent to all IT systems connected to the Internet, such as hacker and denial of service attacks. These vulnerabilities, if exploited, could temporarily interrupt Telecom’s network or supporting business system operations, leading to impaired technical performance, reduced quality of service and periods of service unavailability. These events and others, such as fire, terrorism, sabotage, outages arising from routine maintenance or repairs, software faults, viruses, power supply loss, cable cuts or overloading from abnormal traffic loads, may affect key facilities and ongoing supply. Any of these factors singly, or in combination with other events, could result in service failures to a large number of Telecom’s customers for extended periods, delays in the processing of bills and the receipt of related payments.

New applications and third parties using 3G mobile data applications, (for machine to machine communication) can generate large and unpredictable mobile network traffic spikes. These spikes may cause the quality of mobile service to deteriorate, or for network outages to occur, affecting service to Telecom’s mobile customers.

In addition, some of Telecom’s network and systems are not covered by formal disaster recovery and support arrangements. Any network failure may harm Telecom’s reputation and could result in customer dissatisfaction, brand damage, compensation payments and contractual penalties, and reduced traffic and revenues.

Loss of key Telecom, supplier and partner personnel could delay business plan initiatives or lengthen service interruptions.

Many of Telecom’s service operations are specialised and are dependent on highly skilled personnel within Telecom and its key suppliers and partners to meet current and planned performance levels. This is particularly the case for the operation of Telecom’s legacy network infrastructure, which requires skills that are no longer widely available. Successful operation of Telecom’s existing business and implementation of Telecom’s NGN and NGT business models is dependent on its ability to attract and retain sufficient key personnel whose skills are in demand throughout the industry. Telecom cannot be sure that such key personnel can be attracted and retained.

Following the introduction of Telecom’s new WCDMA network and GSM-Edge network, which are expected to be commissioned in December 2008, the viability of Telecom’s mobile business, based on its existing CDMA platform, may decline resulting in impairment of the carrying value of the CDMA asset and its potential write-down.

The longer term sustainability of Telecom’s investment in its mobile CDMA network may be jeopardised by developments, such as poor customer take up of Telecom’s CSL roaming agreement/Worldmode handset offer, a continuing decline in the range of CDMA handsets, data cards and applications available from suppliers, loss of commercial support from key partners, such as Sprint Nextel, and, lastly, higher than anticipated CDMA customer migration to Telecom’s new WCDMA and GSM-Edge networks or its competitors’ networks. These factors have potential to reduce CDMA revenues at a greater level than forecast leading to impairment of the carrying value of Telecom’s CDMA assets and accelerated write down of its carrying value.

Rapid technological changes, the emergence of new competitors, disruptive technologies and regulation may impair the return or benefits Telecom expects from its capital investments, which in turn could adversely affect Telecom’s business, leading to accelerated write-downs of Telecom assets.

Telecom’s business is capital intensive and significant investment in technology and other assets is required before new services can be released to the market. In the 2007 and 2006 financial years, Telecom invested NZ$844 million and NZ$751 million respectively, in capital expenditure principally on telecommunications and network equipment. Telecom also expects to incur substantial capital expenditure to:

•	continue implementation of its NGN to replace its legacy PSTN service platforms;

•	develop operational support systems to complement its new NGT business models;

•	construct a new WCDMA network and GSM-Edge network; and

•	continue to grow broadband and mobile market share.

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

Telecom’s Australian operations may fail to achieve expected returns on invested capital, improve operating performance or restore profitable operations leading to further write-downs. Further losses may be experienced if Telecom is unsuccessful in integrating PowerTel, or implementing its new business model, Hyperbaric, either of which could adversely affect Telecom’s financial performance and the results of operations.

Telecom’s Australian operations have a history of write-downs and losses. Since acquiring AAPT in 2001, Telecom has written down AAPT’s carrying value by over A$2 billion. In addition, in May 2007, Telecom invested a further A$326 million to buy PowerTel Limited, another Australian telecommunications infrastructure provider, and is merging it with Telecom’s existing AAPT business.

In the short term, there are significant operational and customer management risks around the migration of AAPT’s customers onto the newly acquired PowerTel networks. These include whether PowerTel’s network is capable of supporting AAPT’s customers at their contracted service levels, minimising service impacts during and after network migrations and ensuring ongoing customer retention. AAPT will utilise the PowerTel network assets where possible to provide services to customers and reduce its dependence on obtaining network inputs from wholesale providers. A risk exists that PowerTel’s network will not be sufficiently scalable or robust to support AAPT’s larger customer base. There are also risks around realignment of the organisation, for example, in product rationalisation. Should the two businesses be unable to successfully integrate their existing businesses or resolve longer-term organisational realignment issues, the business benefits anticipated and synergies from combining and streamlining business processes may not be achieved.

AAPT’s risks around technology platforms may have increased due to the addition of the PowerTel network infrastructure to the organisation’s technology portfolio and that AAPT will now handle network management in-house. Increased complexity, together with initiatives to reduce costs, may impact network redundancy with potential for single points of failure.

In 2007, AAPT introduced a new business model and significantly enhanced business and operating support systems for Consumer & Small Enterprise customers, referred to as the Hyperbaric project. Migration onto the new Hyperbaric operating platform may prove problematic and Hyperbaric’s emphasis on self and online service may meet with customer resistance causing lowered customer migration to the new business model than anticipated.

Large Trans-Tasman corporate customers are managed by Telecom’s Gen-i business. These customers provide significant scale to Telecom’s Australian operations with service delivery and network capability occurring in Australia primarily through AAPT and PowerTel. Failure to secure resources to satisfactorily deliver Gen-i Australia customer-service requirements may impact service levels, customer retention and future offerings acquired by these customers.

Any of these risk factors by themselves, or in combination with others, may lead to further write-downs and have a negative effect on the profitability of Telecom’s Australian operations.

Telecom is dependent on a limited number of key third party suppliers for the delivery of important equipment, systems and software.

Telecom depends upon key suppliers, including its key technology partners Alcatel-Lucent and EDS, for the supply of transmission, switching, routing and data collection systems, related software and other network equipment. The recent trend towards supplier consolidation may increase suppliers’ market power and reduce Telecom’s ability to obtain the best price, and terms and conditions from its relationships with suppliers. If Telecom were unable to obtain adequate supplies of equipment in a timely manner, or if there were significant increases in the costs of such supplies, Telecom’s operations would be adversely affected. This may make it more costly for Telecom to manage its networks, systems and products and may have a negative effect on its financial position and operations.

Telecom may pay too much for acquisitions and investments.

Value assumptions Telecom uses to make decisions about acquisitions and investments may prove to be incorrect. In particular, the carrying value of acquisitions and investments is based on assumptions about future value, which, if not realised, could lead to asset write-downs, including PowerTel for which Telecom paid A$326 million in 2007. In accordance with NZ IFRS, Telecom is continuously reviewing asset values for impairment against fair value. Further write-downs will occur where Telecom determines that the fair value of its acquisitions or investments is less than the carrying value of those acquisitions or investments.

If a large change in the valuation of financial instruments occurs because of market movements and hedge accounting criteria are not met, this may have a material impact on earnings.

Under NZ IFRS, entities are required to carry all derivative financial instruments on balance sheet at fair value with changes in fair value recognised in earnings unless the instruments meet the detailed requirements for hedge accounting. Telecom’s derivative financial instruments generally do meet these tests, however, there is a risk that they may cease to meet them in future or future instruments may not. This could have a material impact on reported earnings if large valuation changes were required to be recorded through the income statement.

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

Telecom had debt borrowings totalling NZ$3,353 million at 30 June 2007, the majority of which will need to be refinanced in the future. Conditions in the financial markets could adversely affect Telecom’s ability to finance its operations. In particular, if the general level of interest rates rise, Telecom may be unable to borrow at affordable rates.

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

Potential reversal of deferred tax credits for Telecom’s Australian operations may increase Telecom’s tax expense.

AAPT is currently a tax resident in New Zealand and, therefore, is subject to the New Zealand tax regime. Deferred tax credits totalling NZ$99 million were recognised in 2007 in tax expense as a result of recognising the New Zealand tax effect of the write down of property, plant and equipment included in the impairment charges relating to Telecom’s Australian operations recorded in 2006. Were AAPT’s factual position to change, such that it was no longer a New Zealand tax resident, some of these deferred tax credits may reverse. As the quantum of any possible reversal depends upon the market value of AAPT’s property, plant and equipment at the time it ceased to be a New Zealand tax resident, it is not possible to quantify any possible reversal.

Imputation credits would not continue to be available if there was a substantial change in ownership of Telecom.

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

As at 30 June 2007, Telecom had NZ$190 million of imputation credits. However, if there are changes in the ownership of Telecom’s shares, such that there is a greater than 34% change in continuity of ownership between the derivation of imputation credits and the attaching of those credits to dividends, such credits will be lost if they have not already been used in relation to dividends. If such credits were to be lost, this could result in greater taxes on dividends until such time as Telecom’s imputation credit account is restored through future taxes paid.

The ability of United States or other overseas investors to claim domestic tax credits may be reduced if the Government enters into a bilateral tax treaty.

In documents released in December 2006 and May 2007, the New Zealand Government announced that it may enter into bilateral tax treaty negotiations to reduce the rate of New Zealand withholding tax that is imposed on cash dividends in conjunction with removal of the Foreign Investor Tax Credit regime. This may have the impact of reducing or removing the ability of United States or other overseas holders from claiming credits in their domestic income tax returns in respect of the New Zealand withholding tax imposed on cash dividends.

The demand for Telecom’s services is influenced by economic conditions.

Telecom’s business is influenced by economic conditions within the countries in which it operates, and in particular by the state of the New Zealand and Australian economies and also the economies of their major trading partners. A significant weakening in the New Zealand or Australian economy could have a material adverse effect on Telecom’s business and results of operations.

Telecom’s unhedged borrowings may expose it to fluctuations in interest rates. Hedged borrowings expose Telecom to counterparty risk.

Telecom has a mix of both floating interest rate and fixed interest rate debt securities on issue at any point in time. Telecom has a policy of converting a high proportion of its floating interest rate exposures to fixed interest rates through the use of derivative financial instruments. As of 30 June

2007, NZ$2,945 million or 87.8% of Telecom’s gross debt was subject to, or had been converted to, fixed interest rates. Telecom has a policy of holding debt in foreign currencies proportionate to the value of the assets held in that currency, and of hedging its exposure to exchange rate fluctuations in respect of other foreign currency borrowings. As a consequence of entering into these derivative financial instruments, Telecom is exposed to the risk that the counterparties to such arrangements may fail to perform their obligations. To the extent that floating interest rate obligations are not converted to fixed interest rate exposures, Telecom is subject to volatility in underlying short-term interest rates.

As at 30 June 2007, Telecom had NZ$1,969 million of cash investments, primarily resulting from the sale of its Yellow Pages business. This cash is invested on a short-term basis at floating interest rates with a number of bank counterparties. As a consequence, until Telecom is able to return excess capital to its shareholders, or retire maturing debt, Telecom is exposed to both counterparty risk and interest rate risk on these invested funds.

Depreciation or fluctuations of the New Zealand and Australian dollars relative to other currencies could adversely affect Telecom’s financial condition and results of operations.

Telecom’s revenues and expenses are denominated predominantly in New Zealand and Australian dollars. Telecom purchases equipment, materials and supplies denominated in a variety of foreign currencies depending on the source of the goods. Movements in the value of the New Zealand and Australian dollars against other currencies can adversely affect Telecom’s financial performance.

Telecom has a policy of hedging a substantial portion of its budgeted 12 month foreign currency expenditure to reduce the volatility of each exchange rate movement on Telecom’s financial performance and results (approximately 72% of total forecast 12 month foreign currency exposures of approximately NZ$397 million, as at 30 June 2007, had been hedged). However, in respect of capital expenditures beyond a 12 month time horizon, and to the extent that foreign currency expenditure is unhedged, in line with Telecom’s policy, there is a risk that fluctuations in foreign currency rates may impact upon the cost to Telecom of such foreign sourced purchases.

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

The establishment of a link between adverse health effects and electromagnetic energy could expose Telecom to liability or negatively affect operations.

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

Key operational sites may be subject to Maori land claims which may delay the implementation of network deployment, adversely affect Telecom’s ability to execute its strategies, and negatively impact financial performance.

Significant holdings of land in New Zealand are subject to Treaty of Waitangi claims by Maori. Telecom may have limited options for siting new facilities because of radio coverage issues or network design considerations, and claimants, both formal and informal, have the potential to delay the implementation of network development investment plans.

Identification of significant deficiencies or material weaknesses as a result of Telecom’s implementation of procedures designed to comply with Section 404 of the Sarbanes Oxley Act relating to the evaluation of Telecom’s internal control over financial reporting may have an adverse impact on Telecom’s financial condition and results of operations and the trading price of Telecom’s securities.

Telecom devotes significant attention to establishing and maintaining effective internal controls. Telecom has completed a process of documenting, reviewing and, if appropriate, improving its internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act of 2002. This involves annual management assessments of the effectiveness of Telecom’s internal control over financial reporting and a report by Telecom’s independent auditors completed for the year ending 30 June 2007. Both Telecom and its independent auditors have tested Telecom’s internal controls in connection with the Section 404 requirements for the year ended 30 June 2007. No material weaknesses were reported, however, as this is an annual certification, the risk of uncovering a material weakness remains for future financial years.

Shareholder rights differ between the United States and New Zealand, and it may not be possible for shareholders to enforce judgements of US courts against members of Telecom’s Board of Directors.

Telecom is incorporated under the laws of New Zealand. The rights of holders of Telecom’s shares and, therefore, many of the rights of its ADR holders, are governed by Telecom’s Constitution and by New Zealand law. These rights differ in some respects from the rights of shareholders in typical US corporations.

In addition, the members of Telecom’s Board of Directors are non-residents of the United States and Telecom’s assets and the assets of members of its Board of Directors are located in whole or in substantial part outside the United States. As a result, it may not be possible for shareholders to enforce against Telecom, its directors or executive officers judgements obtained in the United States courts based on the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages and judgements rendered in the United States or elsewhere may be unenforceable in New Zealand.

Currency fluctuations may adversely affect the trading prices of Telecom’s ADRs and the value of any distributions that Telecom makes.

Because Telecom’s stock is traded in NZ dollars and the ADRs are traded in US dollars, fluctuations in the exchange rate between the two currencies may affect the relative value of Telecom’s ADRs. In addition, should Telecom make any distribution on its common stock in NZ dollars, the Depositary will convert such distributions to US dollars. If exchange rates fluctuate before the Depositary converts the currencies, US shareholders may lose some of the value of the distribution.

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

•

Market Overview – within each of its New Zealand and Australian businesses, a discussion of the characteristics of the markets in which Telecom operates, the customers it serves, the products and services it sells and the competitive factors that influence the way that it competes in these markets;

•

Regulation – a discussion of the regulatory factors that influence Telecom. In particular, this section details changes to the regulatory environment in which Telecom operates and their likely impacts on Telecom’s business;

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

The New Zealand Government holds a single preference share in Telecom (Kiwi Share) that incorporates special rights and attaches a deed defining certain minimum service obligations upon Telecom. These obligations are described more fully under the heading “Regulation” below.

Company Overview

Telecom is the largest telecommunications service provider in New Zealand (by total revenue), offering a comprehensive range of products and services to consumer and business customers.

Telecom operates in the New Zealand market through a number of wholly-owned subsidiaries, including:

•	Telecom New Zealand Limited (access, calling, internet, broadband and IT services);

•	Telecom Mobile Limited (wireless voice and data services); and

•	Xtra Limited (ISP).

Telecom’s principal Australian subsidiary, AAPT Limited, offers a variety of fixed line, data, internet and mobile services. Telecom’s other major Australian subsidiaries are TCNZ Australia Pty Limited (TCNZA), that offers telecommunications and IT services to major Australian corporate organisations, and PowerTel, an Australian fixed network infrastructure provider.

In 2004, Telecom acquired IT service companies Gen-i Limited and Computerland to further extend its IT services capabilities. Gen-i and Computerland were integrated into Telecom New Zealand Limited in late 2005 and now jointly comprise a business division of Telecom New Zealand Limited, offering ICT services under the Gen-i brand. Gen-i provides IT services in both New Zealand and Australia.

In May 2007, Telecom acquired PowerTel, an Australian fixed network infrastructure provider. Telecom is presently undertaking a consolidation and integration of PowerTel with AAPT.

On 26 March 2007, Telecom’s subsidiaries, Telecom Directories Holdings Limited and Telecom IP Limited, entered into an agreement to sell all the shares in Yellow Pages Group (YPG), which operates yellow, white and local directory and other related businesses in New Zealand, together with trademarks and domain names, to a private equity consortium between CCMP Capital Asia Pte Ltd and Teacher’s Private Equity, for NZ$2,161 million net of receivables retained by Telecom. Completion occurred on 30 April 2007. The vendor obligations are guaranteed by Telecom New Zealand Limited. The sale agreements contained customary warranties and representations, including a tax indemnity for the period to 30 April 2007, and a 10-year obligation on the Telecom Group not to compete with YPG in New Zealand in relation to the production and publication of printed and online directories or directory assistance services. Telecom’s Yahoo!Xtra joint venture is excluded from the obligation not to compete for so long as it is not a “related company” (as defined in the New Zealand Companies Act 1993) of Telecom New Zealand Limited.

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

Hutchison 3G Australia Limited

In May 2001, Hutchison Whampoa Limited, Hutchison Telecommunications (Australia) Limited (HTAL) and Telecom formed a strategic alliance. As part of this alliance Telecom acquired a 19.9% shareholding in Hutchison 3G Australia Holdings Pty Limited (Hutchison 3G Australia), a company established to construct and operate a 3G mobile network in Australia. Telecom has entered into a non-binding agreement with HTAL and Hutchison Communications (Australia) Pty Limited to exchange its holding in Hutchison 3G Australia for a 10% holding in HTAL. The arrangement is subject to various regulatory and shareholder approvals. If the transaction proceeds, Telecom will acquire ordinary shares and convertible preference shares in the same proportion as these securities have been issued by HTAL.

In December 2004, Hutchison 3G Australia entered into an agreement with Telstra to establish a 50/50 partnership called 3GIS Pty Limited to own and operate Hutchison 3G Australia’s WCDMA radio access network and fund future network deployment.

Yahoo!Xtra New Zealand Limited

In December 2006, Telecom entered into a joint venture with Yahoo!Australia & NZ Pty Limited (Yahoo!7) (which is itself a joint venture between Yahoo! Inc and the Seven television network in Australia) to form Yahoo!Xtra New Zealand Limited. Yahoo!Xtra is an internet content portal. Telecom owns a 49% interest in Yahoo!Xtra.

Capital Expenditures and Divestitures

For a discussion of Telecom’s principal capital expenditures and divestitures in the preceding three-year period, refer to “Item 5 – Liquidity and Capital Resources – Net cash used in investing activities, including capital expenditure”.

BUSINESS OVERVIEW

New Zealand and Australian Marketplace and Competitive Environment – Overview

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

There has recently been a significant change to framework governing the telecommunications sector (see “Regulation” below). The Telecommunications Amendment Act (No 2) 2006, or the Telecommunications Act 2006, requires that Telecom operationally separate its business into at least three units, comprising: (i) a network business that sells access to the copper access network on an equivalent basis to both Telecom and third parties; (ii) a regulated wholesale business that sells wholesale broadband access services on an equivalent basis to both Telecom’s Retail arms and third parties; and (iii) one or more retail business units.

Telecommunications Act 2006

The Telecommunications Act 2006 also requires the introduction of new regulated services, being LLU and naked DSL. It also proposes an information disclosure regime, including accounting separation. Further, it provides increased powers for the Commerce Commission to seek information from Telecom and a penalty regime. The legislative change is presently being followed by a range of specific, targeted policy reviews.

Telecom’s principal competitors are affiliates of large multi-national corporations with substantial resources, including Telstra and its New Zealand subsidiary, TelstraClear Limited, Vodafone Group Plc through its New Zealand subsidiary, Vodafone, SingTel Optus Pty Limited, a subsidiary of SingTel Corporation, and, increasingly, large IT service companies such as IBM. Telecom expects competition to continue to intensify with the prospect of existing participants extending their activities, as well as additional competitors entering the market. Smaller competitors are also actively marketing alternative access technologies to consumer and business customers. Further declines in prices for many products and services can be expected.

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

Broadband ubiquity

Multiple high-speed broadband networks are available today, and broadband penetration is expected to increase over the next two to three years. Technologies such as DSL, gigabit Ethernet, WiFi, WiMax, CDMA and UMTS are used today to deliver high bandwidth services. The ubiquity of broadband networks is in turn fuelling the growth in applications and services that demand high-speed connectivity and management systems. Improvements in the quality of service and inter-operability regimes should further enhance the capability to deliver video and other advanced data services on a competitive basis in the future.

Wireless connectivity

Developments in radio network technology and “over-the-air” interfaces with fixed networks and devices have enabled significant performance improvements in high-speed wireless connectivity in recent times. Significant commercial premiums still exist for providing mobile services, and most operators are investing significantly in “3G” capability as the percentage of voice minutes and data services delivered across mobile infrastructure continues to increase.

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

•

significant capital investment in broadband infrastructure and next generation access network capability, including the launch of 3G services by wireless operators and alternative access technologies by new entrants;

•	pressure on operating margins and rapid price declines in key commodity line items;

•	the advent of bundling and integrated service offerings, including consolidated billing, customer care and subscription-based pricing models; and

•	extensions of business into the adjacent industries of IT services, information services and entertainment.

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

Convergence is creating large overlaps in certain areas, with communications and IT services converging in the business and enterprise markets, and communications, entertainment and information services converging in the consumer markets. Within this converged industry model, many of the areas that are expected to generate the most substantial growth are areas where Telecom currently has a limited presence, particularly in the entertainment sector. Conversely, Telecom’s traditional core fixed line telecommunications business is expected to be subject to continued revenue and margin pressure as a result of competitive pressure and substitution.

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

Significant uncertainty still exists around two areas:

•	the rate of industry growth – i.e. the level of acceptance and demand for new value-added services (and the resultant pricing models); and

•	the shape of the future industry profit pools – in particular, who will capture a disproportionate share of the previously independent communications, IT services, and entertainment value chain.

Industry participants recognise that the migration period to the new business models will take a number of years and that significant uncertainties and opportunities exist during the transition. Because of the different sets of assets and capabilities that Telecom possesses in its New Zealand and Australian businesses, coupled with the quite different market positions of the respective businesses, a different approach to the implementation of its general strategies is required for each of Telecom’s New Zealand and Australian operations. This is discussed further in the “Market Overview” section below.

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

A feature of the industry is the inherent level of uncertainty in each sub-industry sector, with key questions over commercial and technical issues. Given the fixed cost nature of the business, and the long lead-times involved in significant capital decisions, a proportion of the current investment programme is necessarily related to maintenance of options. Wherever possible, future network and IT capability is built around open standards and non-customised architecture. A number of significant product development programmes are simply based on a set of beliefs around how customers will seek to use services in the future.

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

Telecom’s primary proposition to customers is an integrated communications and IT solution, while Telecom’s competitive advantage in this sector in New Zealand lies in the depth of its current relationships with corporate customers – combining brand with effective channels to market. Telecom believes its brand and channels to market should support its share of market revenues, while capturing the benefits of increasing scale should provide an opportunity to partly mitigate the industry margin pressure.

Information Services

Telecom believes the information services sector also has the potential to grow faster than gross domestic product. Growth is expected to come from substitution from print to online media.

Telecom believes industry profit pools are likely to shift from offline (print directories, print classifieds) to online (online search engines and directories, online trading platforms and classifieds), and from content provision (e.g. print directories) to content distribution.

While Telecom has historically held competitive advantage in the print directories business, it has recognised that the relevance of global online search providers (Yahoo!, Google, etc) in the local search space will grow rapidly over the next 5 years.

In recognition of this shift, Telecom has moved to reduce its commitment in the sector in favour of a more concentrated focus on the core communications business. This resulted in the divestment of its directories business (Yellow Pages Group), and the outsourcing of the Xtra online advertising portal into a joint venture with Yahoo!7 forming Yahoo!Xtra. Telecom still operates an online trading business known as Ferrit.

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

TELECOM STRATEGY OVERVIEW

Given the shifts occurring within the telecommunications industry, particularly intensified competition, fixed to mobile substitution, regulatory intervention and new access technologies, Telecom’s traditional communications business is subject to declining revenues and margins. In the absence of a change in Telecom’s strategic approach, this would lead to a steady reduction in Telecom’s financial performance over the next five years.

Telecom believes it has sustainable competitive advantages in the core communications business, but not in other high-margin areas where it expects future revenue growth to be generated.

Telecom believes that the most likely way to improve its financial results and offset the impact of declines in the traditional communications business is through cost reductions and improved levels of competitive capability. In order to achieve this, Telecom believes that it needs to fundamentally redesign its business model, including the way it organises itself, the products and services that it offers to its customers, the way that these products and services are delivered and the infrastructure used to provide products and services.

Telecom has developed four key strategic themes in response to these pressures.

Strategic Theme 1: Protect and enhance core revenue streams

Telecom aims to reduce the revenue decline in traditional communications services by protecting the fixed line relationship. This will entail:

•

shifting the emphasis of Telecom’s retail marketing and product development initiatives from being based around the capabilities of access platform (i.e. fixed or mobile) to being focused on specific customer needs;

•	accelerating broadband penetration to ensure Telecom remains a key network provider in the future customer access relationship;

•	developing a video/TV content proposition, partly to ensure Telecom sustains a network cost advantage by creating demand for higher bandwidth applications;

•	consolidating and integrating the ICT services business with the existing telecommunications businesses to better meet the needs of corporate and high-end medium enterprise customers; and

•	evaluating the potential of emerging fixed wireless access technologies (for example, WiMax) and making targeted investments where compelling benefits can be achieved.

Strategic Theme 2: Develop a lower cost business model

Telecom believes that current cost and capital expenditure initiatives will not mitigate high-margin revenue declines and, therefore, a new and significantly lower cost business model centred around simpler, more powerful customer value propositions is required. In response, Telecom is developing its NGT business model, which aims to considerably simplify the way Telecom does business in order to provide simpler products and more transparent pricing to customers, and as a result reduce the costs that Telecom incurs in providing its products and services. To achieve this, Telecom is planning to undertake the following activities:

•	a significant rationalisation of the products and services offered by Telecom will be carried out, to deliver a considerably smaller, more standardised set of product offerings;

•	significantly lower cost marketing, sales, and service models (with an emphasis on self-service) are being developed to support the new product offerings;

•

the replacement of Telecom’s legacy fixed line network with an IP-based NGN is continuing. The NGN will enable the delivery of the new product set and is expected to provide a more integrated infrastructure base than Telecom’s existing network structure of multiple networks required to deliver its existing product set; and

•	attempt to impose tighter controls on capital expenditure, particularly where it relates to legacy systems, in order to maximise returns from Telecom’s capital expenditure programme.

The NGN implementation predates the formulation of NGT, but is fully aligned to the objectives of NGT. Telecom is well advanced in implementing the detailed NGN plans formulated in prior years currently offering a range of NGN products to large- and medium-enterprise business customers for the purposes of multi-site networking. Telecom’s mass market NGN implementation is currently underway, with the first deployment of mass market NGN services expected by mid-to-late 2008 (calendar year). Telecom expects that the majority of customers will be served over the NGN by December 2012. Telecom has completed the detailed planning and design work required to implement NGT at an operational level and is currently in the build phase for its end-to-end mass market offering. Significant investment is also being made in developing the necessary components of the NGN access network in order to provide wholesale NGN products to third party access seekers on an equivalent basis to Telecom’s Retail arms as required by the Telecommunications Act 2006.

This programme of work is discussed further in “Item 5—Operating and Financial Review and Prospects”.

Strategic Theme 3: Create options for future growth

While the most substantial future value to Telecom is expected to be provided by Strategic Themes 1 and 2 (outlined above), Telecom continues to monitor opportunities where it considers there is potential to generate sustainable revenue and margin growth. Activities currently being undertaken or considered include:

•	developing online search/directories via a global partnership and online trading options;

•	striving to become the New Zealand channel for global technology providers;

•	formulating a strategy and approach to develop offers for potential ICT vertical markets;

•	exploring opportunistic ICT acquisitions, but only as a secondary objective to consolidation of existing businesses;

•	identifying and taking positions in a variety of online vertical markets to secure a balanced portfolio of growth options; and

•	further developing Telecom’s position in the Australian market.

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

•	implementing the operational separation requirements imposed on Telecom and delivering new regulated services to wholesale customers, as required by the Telecommunications Act 2006; and

•

aligning the internal organisation to the strategic direction, including completion of a major reorganisation of the business structure to better address customer segments (i.e. consumer, business and wholesale) as opposed to technology platforms (fixed and mobile).

MARKET OVERVIEW

New Zealand

Telecom Principal Products and Services

Within its integrated New Zealand operations, Telecom provides fixed line and value-added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, and IT services.

Telecom’s New Zealand revenues for each of the last three financial years, broken down by major products, are shown in the table below.

	Year ended 30 June
	2007 $m	2006 $m	2005 $m	2007/2006 % change	2006/2005 % change
Local service	1,049	1,049	1,063	—	(1.3)
National calling	534	577	615	(7.5)	(6.2)
International calling	380	342	323	11.1	5.9
Interconnection	146	159	160	(8.2)	(0.6)
Mobile	816	774	706	5.4	9.6
Data	421	438	414	(3.9)	5.8
Broadband and Internet	325	336	285	(3.3)	17.9
IT Services	380	346	308	9.8	12.3
Miscellaneous other	175	157	165	11.5	(4.8)
Total revenues	4,226	4,178	4,039	1.1	3.4

Included within total revenues are revenues earned outside New Zealand in Telecom’s international operations of NZ$79 million for the year ended 30 June 2007 (year ended 30 June 2006: NZ$66 million, year ended 30 June 2005: NZ$56 million). All other revenues are earned within New Zealand.

Revenues from Yellow Pages Group have been excluded from the revenues above, which represent revenues from continuing operations. Yellow Pages Group’s revenues are classified as discontinued operations.

For further information on Telecom’s revenues by major products and services categories for New Zealand, see “Item 5 – Operating and Financial Review and Prospects”.

Retail Business Units – Principal Products and Services

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

Interconnection

Telecom exchanges calls with competing telecommunications operators that require access to Telecom’s networks in order to receive calls from or terminate calls to Telecom’s networks. Telecom’s revenues include payment for calls carried on behalf of other service providers. Prices and terms for these interconnections are determined by agreement between the parties but are subject to regulatory oversight.

Mobile

Mobile services comprise access and airtime charges for calls originating from Telecom’s mobile network (including international calls) and revenue from text and multimedia messages sent by Telecom customers, WAP services, wireless data services, paging, cellular equipment sales and other related services.

Telecom’s mobile 027 network (CDMA network) is available to approximately 97% of the New Zealand population. Telecom launched its CDMA network in July 2001 and in March 2007 phased out the previous TDMA network and services.

At 30 June 2007, Telecom had approximately 1,977,000 mobile connections in New Zealand (approximately 47% of the New Zealand mobile market based on total connection numbers disclosed by all participants in the market) up from approximately 1,703,000 connections at 30 June 2006 (an increase of 16.1%).

Telecom’s New Zealand CDMA network provides access to a nationwide data capability by which Telecom customers can wirelessly access the internet or connect remotely to the office. In July 2002, Telecom commercially launched 1XRTT services with high quality data transmission capabilities. In November 2004, the CDMA network was further upgraded to the EV-DO version to provide high-speed wireless data capabilities in New Zealand’s metropolitan areas and holiday locations. This enabled Telecom to launch New Zealand’s first 3G mobile service, under the “T3G” brand. Telecom extended its EV-DO coverage in 2005 to cover almost all large towns and cities across New Zealand. Telecom is developing its mobile capabilities through a further upgrade of its CDMA network to the new EV-DO Rev A standard, which will further increase mobile data and network capabilities.

Telecom delivers certain products and services over its CDMA network. These include “Push to Talk” which enables mobile phones to be used as walkie-talkies, photo and video messaging, mobile games, streaming of video clips, and a range of content (music and sport are the most popular categories) and customisation services (such as the Telecom music store, PC downloads) that provide additional value to customers.

In June 2007, Telecom announced that it will be deploying a new WCDMA network and GSM-Edge network to replace its existing CDMA network, expected to be commissioned in December 2008. Initially GSM-Edge (2G) will be available nationwide while WCDMA (a 3G mobile technology) coverage will be available in New Zealand’s major urban centres. It is anticipated that WCDMA coverage will grow to encompass a larger footprint over time. The existing CDMA network is expected to be phased out over five years.

Data

Data services meet customers’ wide-area networking communications needs. There has been a shift away from traditional dedicated circuit/leased line data products towards IP-based data products, given the increased flexibility and cost efficiency that IP products offer. The majority of Telecom’s data business involves data transmission services, dedicated leased lines and managed data services.

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

Broadband and Internet

Telecom’s internet services business generates revenues principally from providing internet access for consumer and business customers. The principal internet access products are dial-up, DSL and fibre broadband – with dedicated and secure internet connectivity offered primarily for business customers. Telecom has made extensive use of DSL technology to provide broadband internet access over existing copper telephone lines. Telecom offers monthly subscription plans in the consumer and business markets providing customers the choice of different data usage allowances and upload speeds.

Telecom also offers high-speed public internet access through a nationwide network of public ‘hotspots’ which use the WiFi standard. Customers with a WiFi-enabled device can access the internet from over 400 public locations around New Zealand including airports, cafés and hotels.

In December 2006, Telecom entered into a joint venture with Yahoo!7 which provides Xtra with Yahoo7! content services via the Yahoo!Xtra internet portal. Telecom has also entered into a non-exclusive licensing agreement for the supply of premium value-added content and applications to Telecom’s Xtra ISP customer base.

IT Services

The shift from providing PSTN and data connectivity towards becoming a fully converged integrated communication and technology services provider for business customers is a significant part of Telecom’s strategy. In 2006, Telecom integrated traditional IT services provided by the Gen-i and Computerland businesses, with Telecom’s network services, to provide customers with access to the full range of integrated technology services. Initially Telecom has focused on its largest customers in the corporate segment in its expansion into integrated communication and technology services. In the 2008 financial year, this focus will be expanded to also market these services to the next tier of customers, in the medium enterprises segment.

IT services are provided under the Gen-i brand following the integration of Gen-i and Computerland with Telecom’s existing IT services business.

Converged ‘bundled’ offers

Telecom will continue to deliver new converged offers, as described in the preceding section “Telecom Strategy Overview”. Examples of recently released converged offers are that consumer customers can pay NZ$10 a month to make unlimited calls (subject to fair use conditions) between a Telecom fixed line and a nominated Telecom mobile; also consumer customers who choose to take broadband services get a discount on the monthly access price if they also take calling and fixed access products from Telecom.

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

Telecom utilises a range of indirect and direct channels to manage its different customer segments, which are determined by considering both the size and complexity of those customers.

Consumer Retail Channels

The majority of consumer customer interaction is through a range of phone and online channels (primarily via Telecom’s main website). The interactions include sales, after sales service, faults, billing, credit, and 0800 issues.

Phone-based contact centre operations are both provided in-house and via third parties. Telecom is increasing the information and capability available on its online channels and a growing number of customer interactions are conducted electronically.

Telecom owns and operates 29 retail stores across the country to provide face-to-face sales and service for all telecommunications device and technology needs. These stores are primarily consumer-segment focused but also provide some support for smaller business customers. Telecom has exclusive relationships with approximately 120 independent Telecom dealers in New Zealand and partnerships with a number of major New Zealand retailers, which adds approximately 350 additional retail Points of Presence throughout New Zealand.

Telecom also engages a range of third party sales specialists to provide additional channels to market, for example, outbound call centres.

Business Retail Channels

Retail/Direct/Online/Other

Telecom works with a range of partners, integrators, resellers and associations to provide its business customers with a range of sales and service channels such as retail stores, direct account management and contact centres. Telecom has developed and enhanced its relationships with the Computerland regional franchises in its role as Telecom’s IT sales force outside of the main centres, under the Gen-i brand.

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

Telecom’s business customers are expanding their use of integrated technology services on the back of the productivity and cost saving gains made from successful implementations. A key part of this is customers’ increase in uptake of mobile applications, supported by Telecom’s strong focus on the integration of mobile, fixed and ICT technologies. Overall account management responsibility for more than 50 of Telecom’s largest corporate customers is performed by the Gen-i account management teams, given the sophisticated ICT needs of these customers. In addition, Telecom expects that customers in the medium enterprise market will increasingly self-select Gen-i as their preferred provider of telecommunications and productised IT services.

Telecom has a dedicated Trans-Tasman corporate sales team in Australia, as part of the Gen-i group. This provides an integrated customer view across the two countries, as well as providing further opportunity to utilise expertise in Telecom’s New Zealand business in the Australian market.

Retail Market Structure and Competition

Telecom’s principal competitors are affiliates of large multi-national corporations with substantial resources, including Telstra, and its New Zealand subsidiary, TelstraClear, Vodafone Group Plc. through its subsidiary Vodafone, and IBM. Telecom expects competition to continue to intensify, with the prospect of existing participants extending their activities, as well as additional competitors entering the market. Smaller competitors are also actively marketing alternative access technologies to residential and business customers. Telecom believes further declines in prices for many products and services can be expected.

Telecom has extensive interconnection arrangements with other network operators and service providers, such as CallPlus Limited, Compass Communications, Worldxchange, ihug Limited and TeamTalk Limited. These agreements cover international services, national and local voice services, data services, mobile services, internet services, and mobile trunked services.

The changes introduced by the Telecommunications Act 2006 will have the effect of facilitating increased levels of competition in Telecom’s consumer and business fixed market segments. The requirement to provide competitors with access to Telecom’s LLU and naked DSL services provides them the inputs required to develop their own products and services in competition with Telecom.

Telecom’s competitors have recently begun to introduce aggressive marketing propositions including low-priced bundles of local access, calling and broadband internet services in order to acquire customers in advance of introduction of new regulated services, in particular LLU and naked DSL.

Telecom’s retail customer base

The breakdown of Telecom’s New Zealand retail customer numbers as at the end of each of the last three financial years is shown in the table below.

	As at 30 June
	2007 000s	2006 000s	2005 000s	2007/2006 % change	2006/2005 % change
Access lines
Residential	1,285	1,346	1,360	(4.5)	(1.0)
Business	253	253	256	—	(1.2)
Centrex	63	66	68	(4.5)	(2.9)
Mobile Connections	1,977	1,703	1,601	16.1	6.4
Broadband connections	440	335	223	31.3	50.2
Dial-up internet customers	238	310	374	(23.2)	(17.1)

Access and local calls

Telephone access and local calls can be provided by competitors that interconnect with Telecom.

Some of these interconnecting operators have the ability to offer local services. In most cases Telecom has call re-address agreements in place enabling competitors to provide customers the option of changing between local service providers without needing to change telephone numbers. A regulated local number portability service, introduced in April 2007, requires Telecom to provide a fully functional number portability service and would require Telecom’s competitors to provide reciprocal portability. Telecom has also entered into a number of wholesale service agreements for the provision of wholesale services to carriers other than TelstraClear.

Telecom expects to face growing competition for access services from wireless network providers. Vodafone is expected to launch an integrated mobile, local access, calling and wireless broadband product via its mobile network within 12 months that will allow customers to completely sever their relationships with Telecom.

TelstraClear recently ceased its deployment of a 3G HSDPA mobile network in Tauranga (a medium-sized urban centre) that it had intended to use to deploy fixed-wireless voice and data services.

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

There is increasing activity both within New Zealand and internationally around internet-based voice services which offer attractive calling offers to existing internet users through use of VoIP technology. There are predominantly two types of VoIP services:

•	software client-based VoIP products that work on personal computers (for example, Skype); and

•	hardware-based VoIP services that rely on an adapter to route calls over the internet (and/or the PSTN if needed).

Typically these products offer free calling to other users of the same service or heavily discounted calling rates to traditional PSTN phone numbers in all national and international calling destinations. While these services typically appeal to cost-conscious and technologically capable people, they are becoming more widely adopted. The introduction of UBA services, including naked DSL (the provision of a broadband service without the requirement to take a voice access line), is expected to significantly improve the attractiveness of VoIP offers and therefore add increased competitive pressure in the calling and access markets.

Dial-up internet access services

Approximately 90 ISPs operate in New Zealand and many of these have customer access through the Telecom network using 0867 and 0873 dial-up numbers provided by Telecom Wholesale. Currently competitors are aggressively targeting the dial-up customer base with low priced dial-up offers with either very high or unlimited usage caps.

Broadband services

Telecom faces increasing competition in the broadband services market. TelstraClear now offers fibre, cable and DSL broadband services to businesses in metropolitan centres and some regional centres. These services are offered through TelstraClear’s xDSL, fibre and hybrid fibre infrastructure. TelstraClear also has the ability to sell ADSL services through a wholesale arrangement with Telecom.

Telecommunications Act 2006

The Telecommunications Act 2006, which allows third parties access to Telecom’s copper local loop, means that in the near future Telecom’s broadband competitors will have:

•	wholesale access to the same broadband access products as those offered by Telecom retail units;

•	access to Telecom’s local telecommunications exchanges to install their own DSL equipment (for example, DSLAMs) – allowing competitors to avoid using Telecom wholesale products; and

•	a standalone wholesale internet DSL product that does not require a customer to have a local service voice access line (also known as ‘naked DSL’).

Telecom expects that competitive activity in the broadband market will increase significantly as operators seek to quickly capture market share. As with dial-up activity, Telecom expects that competitors will seek to capture calling revenues with attractively priced broadband offers.

There is also growing competitive activity in the broadband market from high-speed wireless services offered by providers such as Woosh Wireless Limited and Vodafone. Vodafone’s mobile network capability gives it the ability to offer full broadband services to its customers – primarily in metropolitan areas. Vodafone is already targeting new and existing broadband customers with mobile broadband products that are priced at a premium to equivalent Telecom DSL products, particularly for high-usage plans. Vodafone has also recently stated that it is changing its global strategy away from a mobile-only strategy, which has been reflected in New Zealand in its 2006 acquisition of ISP ihug from its Australian parent iiNet Limited. State-owned Kordia has recently acquired Auckland ISP, Orcon, and is expected to use it as a channel for its wireless broadband wholesale network.

Mobile telecommunications services

There are currently two mobile network operators in New Zealand – Telecom and Vodafone. Telecom operates a CDMA service. Vodafone operates a UMTS/GPRS/GSM mobile network which competes with Telecom’s CDMA EV-DO offering.

NZ Communications Limited is also intending to deploy a 3G network in Auckland city, and potentially other major cities, in partnership with Huawei Technologies Co. Ltd.

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

Telecom Principal Products and Services – Wholesale

Telecom Wholesale will undergo significant change in 2007 and 2008 as a result of the requirements of the Telecommunications Act 2006, with respect to the provision of new regulated wholesale services (LLU and UBA) and operational separation requirements. Telecom Wholesale currently focuses on providing interconnect, wholesale, and retail-based services in terms of products, provisioning, and customer service to Telecom’s wholesale customers who include carriers, ISPs, resellers and broadcasters. Telecom Wholesale also actively seeks growth opportunities with its customers for unregulated services. Within Telecom Wholesale specialist fault management and provisioning teams have been established to handle service fulfilment and faults resolution for wholesale customers. In addition, going forward, Telecom Wholesale will be required to sell a range of wholesale broadband services (for instance UBA services, including naked DSL) to Telecom’s retail businesses and third party access seekers under an “equivalence of inputs” framework that requires the delivery of products on equal terms with regard to aspects such as product capability, pricing, process and timing. Responsibility for the provision of LLU services will be with the Access Network Services (ANS) business, which is yet to be established.

Wholesale Business Unit – Channels

Most wholesale customer contact by Telecom Wholesale happens electronically. This reduces costs for both Telecom Wholesale and its customers. Telecom Wholesale also provides Business-to-Business (B2B) interfaces into its faults and provisioning systems. These provide connections for Telecom Wholesale customers into Telecom’s systems, reducing double-handling and the potential for errors.

Wholesale Market Structure and Competition

Competition in the wholesale market has also increased with the entry of energy companies into the communications market. Vector Communications Limited has high-capacity fibre optic networks in central Auckland and Wellington and an extensive network in south Auckland. Vector currently only operates in the wholesale market. Another participant in the wholesale market is Kordia Limited, formerly known as Broadcast Communications Limited, which operates a wireless network for the provision of wholesale access services. Telecom is acquiring wireless services from Kordia to increase its rural broadband product portfolio.

TelstraClear is a significant wholesale competitor particularly in relation to services utilising its national backbone network. This includes services such as national calling and wholesale data services.

Wholesale customer base

The breakdown of Telecom’s New Zealand customer numbers as at the end of each of the last three financial years is shown in the table below.

	As at 30 June
	2007 000s	2006 000s	2005 000s	2007/2006 % change	2006/2005 % change
Access lines
Residential	118	68	57	73.5	19.3
Business	50	50	49	—	2.0
Broadband connections	165	100	35	65.0	185.7

Australia

Australian Business Unit strategy

Telecom’s subsidiaries in Australia can generally be thought of as alternative telecommunications service providers. Telecom’s goal in the Australian market is to deliver growth through the execution of on-net and service-layer strategies, together with focused product and channel strategies. The on-net strategy is centred on leveraging proprietary network infrastructure to improve underlying economics. A service orientation requires a proportionately higher investment in IS and people capability and requires a detailed understanding of niche market segments, and differentiated pricing, service and delivery models. Product and channel strategies are concerned with the rationalisation of existing products and channels with a focus on increasing ‘go to market’ effectiveness and efficiencies.

Successful execution of the above strategies is designed to differentiate Telecom’s business from the traditional players, by creating value in offerings that extend beyond pure connectivity.

In support of its on-net strategy, which is to improve its access economics and network scale, Telecom acquired 100% of PowerTel, an Australian Securities Exchange (ASX) listed entity for A$326 million. PowerTel operates an established national voice and data network carried over a purpose-built, fibre-optic backbone with a focus on provision of voice, data, and internet solutions to the Australian corporate and wholesale market. Telecom expects that the acquisition will generate synergies by increasing on-net traffic and cost reductions, which may be offset in the short term by integration costs.

In addition, PowerTel owns 17.4% of ASX listed iiNet and 10.2% of ASX listed Macquarie Telecom Limited (Macquarie Telecom). iiNet is an ISP and offers a variety of internet and communication (primarily VoIP) services to residential customers across Australia, whereas Macquarie Telecom is primarily a supplier of voice, data, mobile and hosting solutions to business and government sectors.

PowerTel also has an exclusive wholesale arrangement in relation to iiNet’s ADSL2+ network, which increases PowerTel’s potential DSLAM footprint to approximately 300 exchanges. PowerTel’s network ownership, coupled with the exclusive wholesale arrangement with iiNet, means that Telecom’s subsidiaries in Australia may decrease dependency on reselling services from Telstra, which is the incumbent telecommunications company in Australia, and provide an advantage over non-infrastructure based and limited infrastructure-based competitors.

As part of the integration of its Australian subsidiaries, Telecom appointed Paul Broad, previously the Managing Director of PowerTel, as the CEO of its Australian operations. The Australian business has been reorganised into four functional areas:

•	Sales – comprising Consumer & Small Enterprise, Wholesale and Business (Gen-i and AAPT Business Solutions);

•	Network – comprising network and IT operations;

•	Shared Services – comprising shared functions, e.g. billing, credit, customer care and provisioning; and

•	Corporate – comprising support functions, e.g. finance, strategy and human resources.

Larger business customers in Australia will still be serviced through a single Trans-Tasman business unit. The largest customers will be managed under the premium customers’ sub-unit (Gen-i), which includes the telecommunications outsourcing arrangement with the Commonwealth Bank of Australia. A new agreement was signed to extend Gen-i’s existing telecommunications services relationship with Commonwealth Bank of Australia to February 2009. Gen-i has been providing Commonwealth Bank of Australia with the majority of its managed telecommunications services since 2000. Under the current agreement Gen-i will provide Commonwealth Bank of Australia with managed voice and data services to all its staff in Australia. In addition, Gen-i will also participate in the development of a long-term strategy for Commonwealth Bank of Australia’s telecommunications and IT services.

Other customers attracting direct account management are managed under AAPT Business Solutions. AAPT Business Solutions offers a full suite of flexible communications solutions for the voice, internet, data, mobility, hosting and call centre requirements of corporate and public sector customers.

Gen-i and AAPT Business Solutions’ marketing strategy is to take advantage of Telecom’s integrated IP network to provide a range of business applications such as VoIP and “best-in-class” reporting tools that offer a transparent view of communications costs and solutions for mobilising a workforce.

As part of the service layer strategy, Consumer & Small Enterprise has commenced a transformation programme (or the Hyperbaric project). The overall objective for the programme is to improve AAPT’s service capability, adopting best practice operating models and processes enabling automation of certain activities. Consumer & Small Enterprise delivered the first release of the Hyperbaric project in June 2007, with new functionality to be delivered in a staged release from June 2007 onwards. It is anticipated that the Hyperbaric project will enable the consolidation of hundreds of back-end systems to one state-of-the-art web interface, allowing AAPT to deliver simple product offerings which provide customers with the best-value deals as the market demands them. Hyperbaric is expected to deliver long term financial advantages, with the ability to scale rapidly at a relatively low cost. Implementation of the Hyperbaric project represents a significant step towards a more sustainable business for Telecom in Australia, although the financial year ended 30 June 2008 will likely be impacted by customer migration challenges, and large-scale organisational change to accommodate the new business model.

As part of the reorganisation of Consumer & Small Enterprise’s operations, a new call centre was established in Sydney, New South Wales and two existing call centres in Bendigo, Victoria and Robina, Queensland were transferred to a third party operator, Excelior. With the transfer of the call centre operations comes the start of an outsourcing arrangement with Excelior, whereby the Bendigo and Robina call centres will continue to service AAPT’s existing customers until they are migrated onto the Hyperbaric platform, targeted for completion by the end of 2007 (calendar year).

Consumer & Small Enterprise is targeting customers with bundled offers that build scale around Telecom’s voice and IP infrastructure. It has continued to grow the number of customers who have acquired a bundle of services in the year to June 2007. In line with Consumer & Small Enterprise’s strategy to increase profitability by transitioning all of its residential customers to bundled services, the consumer mobile base (post-paid and unbundled), of approximately 35,000 customers, was sold to CS Mobile Pty Ltd on 1 July 2007.

New Consumer & Small Enterprise customers are acquired predominantly through inbound channels. Targeting existing customers for bundles is done using both outbound and inbound campaigns from AAPT’s own call centres. Marketing communications programmes including advertising, face-to-face, direct mail and telemarketing are used to support Australian customer acquisition and retention goals. Cross-selling and up-selling of services to customers is achieved through in-house call centres. In the year ended 30 June 2007, AAPT has narrowed its channels to market by eliminating external outbound call centres and door-to-door channels due to the high customer churn levels associated with these channels. Instead, AAPT has increased online acquisitions of customers by leveraging the capabilities of the Hyperbaric platform.

As part of its integration with PowerTel, AAPT has ended Alcatel-Lucent’s contract to manage its network and brought the network management in-house. This will result in a reduction in network management-related costs and an increase in overall control over the network.

Telecom’s principal products and services

Through its Australian operations, Telecom provides a range of fixed voice, data, internet and mobile telecommunications services to consumer, business, corporate, Government and wholesale customers.

Telecom’s Australian revenues for each of the last three financial years, broken down by major products, are shown in the table below.

	Year ended 30 June
	2007* $m	2006 $m	2005 $m	2007/2006 % change	2006/2005 % change
Local service	35	32	38	9.4	(15.8)
National calling	282	318	357	(11.3)	(10.9)
International calling	92	99	92	(7.1)	7.6
Interconnection	41	42	43	(2.4)	(2.3)
Mobile	79	95	129	(16.8)	(26.4)
Data	140	164	188	(14.6)	(12.8)
Broadband and internet	160	112	91	42.9	23.1
Resale	399	363	336	9.9	8.0
Miscellaneous other	82	80	80	2.5	—
Total revenues	1,310	1,305	1,354	0.0	(3.6)

*	Revenue for 2007 includes PowerTel’s revenue for the period from 9 May 2007 to 30 June 2007.

For further information on Telecom’s revenues by major products and services categories for Australia, see “Item 5 – Operating and Financial Review and Prospects”.

Local service

Telecom only generates a limited amount of local service revenue in Australia owing to the limited number of customers who are currently directly connected to its infrastructure. It is expected that the proportion of customers directly connected will increase over time in line with its on-net strategy. Telecom’s subsidiaries resell Telstra’s local service products to a large number of their customers (this is included in resale revenue below).

National calling

Across Australia, Telecom provides a range of voice services to all consumer segments, to all Australian destinations and to international destinations. Telecom either owns or leases a high-speed inter-capital fibre network between major cities to carry both data and voice.

In addition, existing long distance customers who have pre-selected one of its subsidiaries are automatically provided with fixed-to-mobile services by the subsidiary, as long distance and fixed-to-mobile services are not unbundled in Australia. Calls made from a fixed wire phone to mobiles are carried over Telecom’s network, and terminated on a mobile network. Telecom pays an interconnect fee to mobile operators to terminate calls on their networks.

International calling

Australian international calling revenue is primarily derived from long distance traffic carried by undersea cable or by satellite to and from Australia, both for retail customers and for wholesale customers, such as calling card providers.

Interconnection

Interconnection revenue arises where Telecom’s subsidiaries terminate calls originating on other carriers’ networks, be they fixed line or mobile.

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

Data

Telecom owns and operates a large, secure, MPLS IP network that is used to provide nationwide internet and VPN services. Gen-i Australia uses this network to support key accounts such as the Commonwealth Bank of Australia. This network also supports Telecom’s VoIP services and forms a central part of its strategy of moving towards an all-IP network that will consolidate all internet, VPN, ATM, frame-relay and voice services onto a single transport infrastructure.

Broadband and Internet

Currently, AAPT derives revenue in the Consumer & Small Enterprise market by providing dial-up internet access as well as reselling Telstra’s broadband service (ADSL). These services are primarily marketed as part of a bundle with voice services. The business division derives revenue from providing internet access to corporate and public sector customers, while the wholesale division generates revenue by wholesaling services to other ISPs, who in turn resell their services to retail customers. In the business market, Telecom’s subsidiaries resell both Telstra and Optus for internet access as well as direct connections for their IP-VPN and data services.

In Australia, Telecom has 40 ADSL2+ exchanges supplemented by a further 290 ADSL2+ exchanges from iiNet, with whom it has an exclusive wholesale agreement (through PowerTel). Currently these exchanges supply consumer grade products. However, business internet services will be added in the first quarter of 2008 when symmetric transmission speeds are enabled. Consistent with Telecom’s on-net strategy, it is expected that over time the mix of on-net services (including high-speed broadband) will increase as compared to the reselling of Telstra and Optus’ services.

Resale services

Telecom resells Telstra’s local call services to customers not directly connected to its network. This service is principally marketed to customers as part of a bundle with other services, particularly calling services.

Targeting full service customers continues to be an important strategy for Telecom’s consumer business, given the positive effects of full service on-churn reduction.

VoIP

Telecom’s Australian subsidiaries currently have multiple product capabilities to provide VoIP services to customers. A process of rationalising its VoIP products is underway to integrate the product offerings of AAPT and PowerTel.

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

While voice is expected to continue as the most significant revenue contributor to the Australian industry, demand for data carriage and managed services is expected to grow over the medium term approaching voice in volume and revenue. In anticipation of this growth in data traffic, substantial investment in high capacity networks has taken place in recent years, leading to an over-supply of bandwidth capacity. This imbalance has resulted in downward pressure on prices, particularly over metropolitan and long-haul routes accessible by commercial users.

The Consumer & Small Enterprise market in Australia is on the cusp of change driven by the emergence of technologies enabling faster and better existing services and new services for the end customer as the benefits of integration driven by convergence are realised. These types of technologies include VoIP, 3G and high-speed broadband (ADSL2+ or wireless technologies). Telecom’s acquisition of PowerTel (and PowerTel’s exclusive wholesale agreement with iiNet) has enabled it to offer competitive high-speed broadband and VoIP services. Telecom intends to secure access to suitable third party infrastructure to enable its Australian subsidiaries to offer 3G services.

While still in its infancy for the Consumer & Small Enterprise market customer, VoIP will exert further downward price pressure on the margin rich voice calling part of AAPT’s business. AAPT’s pricing principles around voice are taking into account the impact VoIP will have on its business.

The pricing pressure in both voice and data segments of the market have recently impacted the performance of all market participants. This has resulted in the exit of some smaller participants and consolidation among other participants. Many expect that further consolidation of the second and third tier markets will occur in due course.

There are approximately 140 carriers licensed to maintain their own telecommunications infrastructure and to provide services to the public in Australia. The Australian Communications and Media Authority currently has responsibility for administering the carrier licensing regime and there is no limit on the number of carrier licences that it may grant. Of the existing licensed carriers, there are currently three main facilities-based competitors to AAPT – Telstra, SingTel Optus and Vodafone Australia – as well as other competitors such as Hutchison Telecommunications (Australia) Limited. The local call market remains dominated by Telstra, as it owns most of the domestic local loop network. Duplication of the Telstra fixed network is not economically feasible in many parts of Australia. Interconnection with Telstra’s local loop is necessary for competitive carriers, including AAPT, to offer many telecommunications services.

In a challenge to the current access regime, Telstra has moved to seek a declaration from the High Court in Australia that the current telecommunications access regime to the extent that it requires Telstra to provide access to Unconditioned Local Loop (ULL) and Line Sharing Service (LSS) is constitutionally invalid.

In addition, the Government and the industry are currently engaged in debate over the building of a national high-speed broadband network. In November 2005, Telstra indicated that, given the technological limitations of DSL to provide broadband at reliable speeds over distances of more than 1.5 kilometres from the local exchange, it intended to spend approximately A$3 billion to deploy a fibre to the node (FTTN) network. However, Telstra’s proposal would effectively render significant parts of the infrastructure of its competitors (including Telecom’s Australian subsidiaries) obsolete. This factor, along with issues around terms and conditions of access by third parties to the FTTN, resulted in a rival proposal from the Group of Nine (G9). The Optus-led G9, comprises a group of carriers who are Telstra’s competitors, and includes Telecom’s Australian subsidiaries. While a recent Government policy decision granted A$958m to an Optus/Elders joint venture to subsidise the roll out of ADSL2+ and WiMAX in regional areas, the decision on the provision of high-speed broadband access in metropolitan areas remains the subject of debate. The Government has established an Expert Taskforce to assist in conducting an open and competitive bids process in order to resolve the issue.

There is vigorous competition in the national and international long distance market, and there is a necessity to interconnect with other carriers for both national and international originating and terminating traffic.

PowerTel has an access dispute against Telstra with respect to the price charged by Telstra for its ULL service. In addition, one of PowerTel’s subsidiaries, Request Broadband Pty Ltd, is engaged in an access dispute against Telstra with respect to the price charged by Telstra for its ULL and LSS. A stated case has been agreed by the parties, and the hearing is expected to be held in the period between November 2007 and March 2008.

REGULATION

New Zealand

Overview

The core telecommunications regulatory framework in New Zealand is made up of the following key elements:

•	industry-specific competition legislation in the form of the Telecommunications Act 2001;

•	the Commerce Act 1986 (antitrust law);

•	the “Kiwi Share” – one preference share held by the Government in Telecom that attaches special rights;

•	the Telecommunications Service Obligation (TSO) Deed, an agreement between the Crown and Telecom governing the supply of the universal service obligation pursuant to the Kiwi Share;

•	consumer protection laws (for example, Fair Trading Act 1986, Consumer Guarantees Act 1993);

•	the Telecommunications Carriers’ Forum, a statutory self-regulatory body that promulgates industry codes;

•	Radiocommunications Act 1989; and

•	Overseas Investment Regulations 1995.

The Telecommunications Act 2001 (Telecommunications Act) and other aspects of the regime have been subject to significant change over the last year, as set out further below.

Principal regulators

The principal regulator is the Telecommunications Commissioner (the Commissioner), who oversees the regulatory regime provided for by the Telecommunications Act (see below) and sits as an industry-specific branch of the Commerce Commission, New Zealand’s competition regulator. The Commerce Commission also oversees the Commerce Act, antitrust law and consumer protection law, such as the Fair Trading Act.

A new Commissioner was appointed in July 2007 and he is faced with a heavy workload as a consequence of the Telecommunications Act 2006.

There are also two industry self-regulatory bodies, being the Telecommunications Carriers’ Forum, which was set up under the regulatory regime to promulgate industry codes, and the Number Administration Deed, a self-regulatory body set up to administer the phone numbering scheme.

Industry-specific competition regulation – Telecommunications Act

The introduction of the Telecommunications Act in 2001 created a telecommunications industry-specific regulatory regime in place of a comparatively deregulated environment governed by general antitrust law. The design of the regulatory regime under the Telecommunications Act was relatively light-handed, providing limited powers for the Commissioner to make determinations on access disputes between individual parties, in addition to:

•	determining the net cost and allocation of the cost of Telecom’s universal service obligation under the TSO Deed;

•	monitoring compliance with the service obligations recorded in the TSO Deed;

•	investigating whether services that are currently unregulated should be regulated and added into legislation in addition to services that are already regulated; and

•	approving technical telecommunications access codes drafted by the Telecommunications Carriers’ Forum (an industry self-regulatory body set up for this purpose).

Key changes to the Telecommunications Act made in 2006 by the Telecommunications Amendment Act (No. 2) (Telecommunications Act 2006) (in addition to operational separation, accounting separation, unbundling, and the extension of unbundled bitstream services which are discussed below) include:

•

Increased information-seeking powers: The Telecommunications Act 2006 grants the Commission significantly increased information-seeking powers. This increased access to information about Telecom’s operations could result in further regulatory interventions, including areas of Telecom’s business not previously subject to regulation, which is likely to lead to increased compliance costs for Telecom.

•

Changed role of the Commerce Commission: The Telecommunications Act 2006 changes the Commerce Commission’s role from one of a reactive enforcement body to a mandatory role monitoring competition and overall performance of telecommunications markets and making information about these issues publicly available. The Commerce Commission has been granted the ability to initiate sector reviews. This is likely to have the effect of increasing both the scope and extent of future regulatory activity.

•

Increased enforcement powers: The Telecommunications Act 2006 introduces a punitive regime consisting of enforcement and penalty provisions under which Telecom may be subject to large fines of up to NZ$300,000 for each breach. In addition, Telecom may incur a fine of up to NZ$1 million for each breach of the accounting separation provisions. There are also further penalties that may be imposed for continuing breach (NZ$50,000 a day for breach of the accounting separation provisions and NZ$10,000 for any other provisions). Under this regime, Telecom’s compliance costs are likely to increase.

Operational Separation

Under the 2006 changes to the Act, the Government is required to determine how Telecom will be operationally separated. The Minister is required to issue a determination, setting out requirements for operational separation. Telecom is then required to draft a separation plan which complies with requirements set out by the Minister. The Minister’s determination is to contain certain mandatory requirements, but also may contain some discretionary requirements.

The mandatory requirements include:

•	Separation undertakings are not required to be given in respect of services other than relevant services (which are to be defined by the Minister).

•

Telecom must establish three separate business units: an access network business unit (ANS) (which will control the local access and regional backhaul network), a separate regulated wholesale unit and separate retail unit/s.

•	ANS is to be operated on a stand-alone, arms-length basis from any other business unit in relation to relevant services.

•	The regulated wholesale must be operated on an arms-length basis from any other business unit in relation to relevant services.

•	All retail units must be operated on an arms-length basis from any other business unit in relation to relevant services.

•	Telecom must not operate any business units in a manner that undermines the arms-length requirements or the ANS stand alone requirement.

•

Telecom must supply relevant services on an equivalent, responsive and transparent basis. Equivalence is defined as “supply of wholesale telecommunications services and access to Telecom’s network so that third party access seekers are treated in the same or an equivalent way to Telecom’s own business operations, including in relation to:

•	pricing;

•	procedures;

•	operational support;

•	supply of information; and

•	other relevant matters.

Equivalence will apply to relevant services only and it will apply to relevant services supplied by both ANS and wholesale.

•	Telecom must have systems, procedures, and processes that require:

•	compliance with the separation plan;

•	monitoring of, and reporting on compliance with, the separation plan by an independent oversight group that has a majority of members that are independent of Telecom; and

•	the development of performance measures relating to compliance with the separation plan, audit, and other checks of compliance with the separation plan.

•	The separation plan must specify a separation date.

•

Each separation plan given to the Minister by Telecom must be accompanied by a certificate signed by at least two directors of Telecom certifying that the directors are satisfied that the plan complies with the mandatory requirements and any determination of the Minister.

•	Separation undertakings are not required to be given in respect of services other than relevant services.

•	The Minister must determine further requirements with which the separation plan must comply. These may include the requirements in the discretionary list.

The discretionary requirements include:

•	The separation plan may specify the precise outcomes and objectives the undertakings are required to give effect to.

•	The separation plan may specify the matters that must be addressed by Telecom’s undertakings, and minimum standards.

•	The services the separation plan should apply to and how those requirements should be applied.

•	How ‘relevant services’ should be defined – there is no requirement to list individual services, with a general description of type or class being sufficient. Suggestions are:

•	all broadband services and all services delivered over parts of the PSTN, (e.g. local loop);

•	all Schedule 1 services;

•	all services that are the subject of a registered undertaking; and

•	all replacement services for any of the above.

•	The plan may also specify which services or types of services are not relevant services.

On the application of the Commerce Commission or party, the High Court may order Telecom to pay the Crown a pecuniary penalty of up to NZ$10 million for breach of a separation undertaking without reasonable excuse. A further penalty of NZ$500,000 a day (or part of a day) may be imposed for a continuing breach. The Commerce Commission may also apply to the High Court for an order restraining Telecom from engaging in conduct that is likely to breach the undertakings.

The Minister may amend the plan with or without Telecom’s agreement. This includes changing out services in the “relevant services” category, and any other variation up to and including issuing a new separation plan. Telecom can vary the plan only with the Minister’s agreement.

In April 2007, the Ministry of Economic Development released a consultation paper on Telecom’s operational separation. Key aspects of the consultation paper are the separation by means of governance structures of the network business from the wholesale or retail business and the requirement to provide bottleneck services from Telecom’s network and wholesale divisions to Telecom’s retail division on an equivalent basis in price and non-price terms as set out above.

Telecom is currently awaiting a determination from the Government concerning the final form of operational separation. Recent discussions with officials from the Ministry of Economic Development have focused on a form of operational separation based on the consultation paper and which addresses a range of issues, including governance and timeframes for implementing equivalence in the delivery of regulated services. These discussions have been constructive and Telecom currently anticipates it will be able to submit a workable separation plan to the Minister before the end of 2007 that complies with the Minister’s determination.

The new operational separation requirements will involve substantial establishment costs. Telecom’s current estimates are for incremental capital expenditure of approximately NZ$200 million over the four years ending 30 June 2011 and estimated ongoing operating costs of NZ$20 to $30 million in the 2008 financial year, rising to approximately NZ$40 million per annum over the four years ending 30 June 2011. These estimates are preliminary and subject to change depending on the final form of operational separation adopted. There are also risks around Telecom’s ability to produce an acceptable separation plan and to ultimately implement that plan.

Local Loop Unbundling

The designation of LLU as a new regulated service requires Telecom to lease copper loops (meaning the copper going from Telecom’s exchange or street-side cabinet to an end-user’s building) to access seekers. Access seekers will then be able to connect the end-user’s local loop to their own equipment co-located in Telecom’s exchange and use their own network to provide services, such as broadband, to their customers.

Pricing is set by the Commerce Commission in two steps – an initial and a final price. The initial price for lease of the local loop is calculated by benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. If dissatisfied with the benchmarked price, any party may then seek a final price. The final price is likely to be backdated and is to be calculated in accordance with a total service long run incremental costs (TSLRIC) price methodology.

On 31 July 2007, the Commerce Commission issued a draft decision on price and non-price terms for Telecom’s local loop service. The initial benchmarked price was determined at NZ$16.49 in urban areas and NZ$32.20 in non-urban areas. This is an interim decision based on international benchmarking in comparable countries. The Commerce Commission has chosen the 50th percentile of those comparators. Deaveraging of loop pricing for unbundled loops is not unusual internationally.

Telecom believes the prices determined by the Commerce Commission are lower than its actual costs and will make submissions to this effect. Telecom has the opportunity to make two further sets of submissions and there may also be a hearing, although this has not been confirmed. A final decision is expected in early November.

Once a final decision has been issued on the benchmarked price, Telecom is entitled to ask for a price review in accordance with its TSLRIC. The Commerce Commission is then required to ask Telecom to model its costs, and issue a decision regarding Telecom’s real, rather than benchmarked, cost. Any price review is backdated to the date the initial benchmarked price was implemented.

The Act requires the LLU price to be “relative” to the UBA price (see below) in order to encourage Telecom’s competitors to build their own networks in high density areas rather than rely on wholesale services. The Commerce Commission is therefore required to ensure that competitors’ margins are significantly better using unbundled loops than using more complete intermediate wholesale inputs.

Given the deaveraging of loop pricing, it is likely that Telecom will experience increased competition in urban areas from service providers utilising LLU. It may also lead to further retail price competition. The impact on Telecom’s future financial performance will be dependent on the final determinations, and the resulting competitive responses. Should the pricing for LLU remain in line with the draft determination the impact on Telecom’s future financial performance and investment programmes will be significant, particularly beyond the financial period ending 30 June 2008.

Unbundled Bitstream Access Services (UBA)

Unbundled Bitstream Service (UBS) has been regulated in some form since 2004. It is a wholesale intermediate input which connects access seekers to Telecom’s fixed PDN from the end-user’s building to Telecom’s first data switch (other than a DSLAM) and supports basic retail data services such as broadband-based internet and similar applications. The 2006 Act changed the UBS service description to create a new service called Unbundled Bitstream Access or UBA. The Telecommunications Act 2006 now enables access seekers to apply for UBA without a voice service attached (in other words, UBA is available as a naked DSL service). This allows substitution of fixed voice access services by mobile services and VoIP services.

As for LLU, there is a two-stage pricing process for UBA. The initial price for UBA (with or without voice service) is retail-minus. It is calculated by taking observable retail prices in the New Zealand market, less a discount benchmarked against discounts in comparable countries that apply retail prices minus avoided costs saved pricing in respect of the service. If either party is dissatisfied with the benchmarked price, they may apply for a final price, to be calculated by taking the retail price, minus a discount comprising avoided costs saved where Telecom faces limited or lessened competition in a market, or minus a discount comprising actual costs saved in a case where Telecom does not face limited or lessened competition in a market.

As with LLU, the Commerce Commission must have regard to the relativity of pricing between this service and Telecom’s unbundled copper local loop network service. Similar risks and uncertainties apply to UBA pricing as to LLU pricing in this respect.

On 29 August 2007, the Commerce Commission issued a draft determination on price and non-price terms for Telecom’s UBA services. The Commission’s draft determination sets out an average price for clothed UBA and de-averaged charges for naked UBA in urban and non-urban areas. The Commission used the retail minus pricing principle in setting these prices. The de-averaged charges are consistent with the Commission’s proposed de-averaged LLU prices. The Commission’s draft pricing for UBA creates a gap between LLU and UBA that is likely to create incentives for some access seekers to take up LLU services rather than UBA.

The Commission is proposing to regulate only the full speed versions of the UBA service at a price which may put some downward pressure on Telecom’s upper end full speed broadband services. Also, the availability of enhanced UBA services (which provide real-time capability) is likely to increase substitution of fixed voice access services with mobile and VoIP services potentially exacerbating pressure on the profitability of Telecom’s fixed line business.

The Commission has proposed implementation timeframes for delivery of the UBA services that Telecom considers are unrealistic.

This draft determination is an interim decision and Telecom has the opportunity to make two further sets of submissions. There may also be a conference on the matter, although this has not been confirmed. The Commission’s final determination is expected in early December.

Expected timing and process for LLU and UBA Standard Terms Determination

Both UBA services and LLU and their associated transport services (which involves linking LLU and UBA to wholesale customers’ own networks), and (in the case of LLU) co-location, services are being determined by the Commerce Commission in a series of standard terms determinations, which are currently in progress.

The Commerce Commission is undertaking further consultation and receiving submissions in relation to its draft determinations for LLU and UBA. The Commerce Commission aims to have concluded the LLU and UBA determinations by September 2007 and December 2007, respectively. Accordingly there remains some uncertainty.

Information Disclosure and Accounting Separation

The Telecommunications Act 2006 gives the Commerce Commission the power to require Telecom to prepare and disclose information about the operation and conduct of its wholesale and retail business activities as if those activities were operated as independent or unrelated companies. The Commerce Commission cannot finalise any of these requirements until an operational separation plan has been approved and the requirements must be consistent with that plan. Other than this, the Telecommunications Act 2006 does not prescribe the framework or methodologies to be used in preparing information, leaving this for the Commerce Commission to determine. The Telecommunications Act 2006 allows the Commerce Commission to adopt any methodology it chooses for fulfilling this requirement, including any allocation methodology.

Further Policy Reviews

In addition to the above changes, the Government has also undertaken to conduct a number of policy reviews, including:

•	Retail-minus pricing

As set out above, retail-minus pricing principles are intended to apply to all resale services and to UBA services (including naked DSL, other than UBA backhaul). A review of the retail-minus pricing principle to measure whether that regime is consistent with the overall intentions of Government’s amendments in the Telecommunications Act 2006, has been proposed and poses a key risk to Telecom that retail-minus pricing is replaced by cost-based prices across all regulated services.

•	Kiwi Share/TSO Deed

The TSO Deed records the following obligations:

•

the obligation to charge no more than the standard rental for local consumer telephone service (increased consistently with the Consumer Price Index (CPI)) as it was at 1 November 1989 unless overall profitability of Telecom’s fixed business is unreasonably impaired;

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

As part of the Government stock-take announcements in May 2006, the Government announced that it intends to review the TSO. It issued terms of reference for the review in January 2007 and a discussion document on 20 August 2007. The main purpose of the review is to consider improvements to the TSO framework in the interests of telecommunications consumers in New Zealand. This includes assessing the effectiveness of the Local Service TSO. The three fundamental areas that the TSO review will focus on are as follows:

•	changes to TSO requirements for the supply of local residential telephone service;

•	whether the TSO framework has a role in improving the supply of broadband service in rural areas; and

•	changes to the rules and processes of the TSO framework to improve their effectiveness.

The scope of the review is broad and industry consultation will follow.

The Minister has released a discussion paper regarding the TSO. The paper indicates that the Ministry is considering various options for providing the TSO and is looking to expand the obligations to include rural broadband coverage.

Some of the outcomes of this review may be to require Telecom to provide additional services under the TSO including some commitment on Telecom’s part to rural broadband coverage and some increase in rural public spending on communications. The Minister’s review of the TSO may result in a fundamental revision of the subject matter of the TSO. Other outcomes may be:

•	Revised funding methodology which could further reduce industry contributions;

•	Inclusion of open tenders for TSO delivery;

•	Unfunded upgrade of the service specification, including internet access (from 14.4 kps and 9.6 kps to broadband) or basic voice;

•	Loss of CPI tracking for standard residential rental;

•	Review of emergency services provision;

•	How TSO objectives ought to be delivered allowing alternative proposals; and

•	Mains powering of customer premises equipment once the NGN is built.

•	A review of geographic price discrimination

This review is focused on Telecom’s ability to reduce prices in geographic areas targeted by new entrants as a competitive response.

•	A review of next generation technology, including network interoperability and convergence of retail services, with a view to ensuring competitive markets are not foreclosed by Telecom’s NGN

Telecom has established a voluntary industry consultation programme. That consultation will include the provision of new NGN access services and interoperability of its NGN. The Ministry’s operational separation discussion paper discussed the benefits of including NGN consultation as part of its operational separation commitments. If agreed and implemented, this review is unlikely to go ahead, and instead, Telecom would be obliged to consult with industry participants on interoperability of network and retail services in accordance with any undertakings it enters into with the Government.

Recent Determinations on Access to Regulated Services

Application by Vodafone for interconnection with Telecom’s PSTN (“local” mobile service)

Vodafone applied for a determination for access to interconnection between Telecom’s PSTN and Vodafone’s “local” mobile service (distinguished from its ordinary mobile service by the use of local numbers) network. The Commerce Commission has determined that interconnection is to be at bill and keep rates (meaning charges are netted off to zero) and prohibiting Telecom from recovering cost at retail, in order to maintain parity with Telecom’s local free calling obligation under the TSO (described above). Vodafone’s local mobile service is likely to increase competition for converged fixed and mobile services in the short term.

Determination on Local and Cellular Number Portability

On 31 August 2005, the Commerce Commission issued a determination on the delivery of number portability by the telecommunications industry. The determination set out the formula for allocating the cost of delivering portability services between access seekers and access providers of the service, the functions that must be performed by a system for delivering the services and standards to which those functions must be performed. Number portability was launched on 1 April 2007. To date, overall number portability volumes appear to be low and there has not been aggressive marketing. However, number portability is expected to increase churn between providers to some extent.

Determinations on whether to regulate further services

Under Schedule 3 of the Telecommunications Act 2006, the Commerce Commission is empowered to investigate whether services that are currently unregulated should be regulated and added into the governing legislation. The Commerce Commission has conducted the following investigations into whether further services should be regulated:

•	Mobile termination rates

The Commerce Commission recommended to the Minister mobile termination rates should be regulated. The Commerce Commission has recommended indicative prices of 15 cents, trending down to 12 cents in 2010. Termination revenues are likely to decline as will retail rates as a result. Telecom and Vodafone have both put commercial proposals to the Minister for a gradual reduction in price over a five-year period. The Minister has accepted these proposals instead of a regulated outcome.

•	Service designations

The Commerce Commission has issued a determination regulating 10 of the 13 currently regulated services in the Telecommunications Act for a further two years. The remaining services were national toll free number portability, Telecom fixed PSTN to mobile carrier pre-selection and co-location for fixed telecommunications at Kordia Limited (a Government-owned broadcaster) sites.

•	Mobile Services review

The Commerce Commission is currently investigating whether to make changes to current mobile services specifications covering national roaming and mobile co-location to make it easier for a third mobile service provider to enter the market. On 3 August 2007, the Commerce Commission released its draft report, recommending that national roaming becomes a designated (price regulated) service and is extended to cover all current and future mobile networks (the existing national roaming service being limited only to 2G networks). The Commerce Commission’s recommended initial pricing principle is benchmarking against mobile termination rates in comparable countries where a forward-looking cost-based pricing methodology is used. The recommended final pricing principle is TSLRIC. The Commerce Commission has also recommended that co-location remains a specified service. Following submissions, the Commerce Commission will prepare a final report with a recommendation to the Minister.

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

The codes for designated multi-network services only provide for the functions that must be performed by a system for determining the service and the standard to which those functions must be performed. To date the following codes have been completed or are pending:

•	co-location of Radiocommunications facilities regulated under the Telecommunications Act;

•	transfer of telecommunications services;

•	mobile content code;

•	consumer complaints code; and

•	SMS (or short message service) anti-spam code.

The Telecommunications Carriers’ Forum also prepared two draft codes governing number portability, which were submitted to the Commissioner and incorporated (with some amendments) into the number portability determination (described below).

Following the changes to the Act in 2006, the Telecommunications Carriers’ Forum has expanded its role as an industry body and has been working with Telecom in a consultation role to ensure industry input is included in the determinations on LLU and UBA.

Number Administration Deed

On 29 August 2005, TelstraClear alleged that Telecom and Vodafone had breached the Number Administration Deed, which governs the way that numbers are allocated. The complaint relates to the allocation of short codes for SMS messages. The complaint was referred to the Independent Chair of the Number Administration Deed. The Independent Chair’s interim decision was Telecom and Vodafone were in breach of the Number Administration Deed but he adjourned his decision to allow the parties to work to find a solution to the SMS issue. The parties have agreed a way forward, by agreeing to change the rules, which will resolve the issue. The rule change still has to be considered by the Numbering Subcommittee, and recommended to the Management Committee. We expect the process will be completed by the end of 2007.

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

As part of its stock-take announcement, the Government announced it would begin work to review the way spectrum is managed and allocated. The Government released a discussion paper to gain views on management and allocation of spectrum that is capable of being used for broadband wireless access and as a result has decided to hold an auction of 2.3 and 2.5GHz spectrum in late 2007. There is a key risk that Telecom will not acquire the entire spectrum it needs for future wireless services.

The Government has also decided to review Telecom’s cellular spectrum for the period 2012 onwards. Cellular spectrum (850 MHz), Telecom’s cellular spectrum rights, expire in 2012 and Telecom is in the process of renewing these rights for the period 2012 onwards (probably until 2032). Cabinet has announced that Telecom will not be able to renew the full 20 MHz it currently holds. Telecom has guaranteed renewal of 12.5 MHz it holds but will only be able to renew 15MHz if it can sell 5MHz immediately to a party that does not currently hold spectrum in this band. If Telecom is unable to sell the 5 MHz to a third party, this would result in renewal of only 12.5 MHz.

In relation to the WiMAX spectrum (2.3GHz and 2.5GHz), the Ministry of Economic Development is planning to have an auction at the end of this year to auction management rights in these two bands. The 2.5GHz band is likely to be a preferred band for future standards in cellular technology (specifically Long Term Evolution). The draft auction rules have been released and suggest that Telecom will have to choose one or the other band and will not be able to acquire spectrum in both. Should this occur Telecom’s ability to develop future wireless options may be impacted.

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

Recent proceedings brought by the Commerce Commission against Telecom are detailed in “Item 8 – Legal Proceedings”.

Fair Trading Act

Telecom is also subject to the Fair Trading Act 1986, like all trading enterprises in New Zealand. The Fair Trading Act prohibits misleading and deceptive conduct, false representations and unfair trade practices. It also establishes a mechanism for the prescription of consumer information and product safety standards.

Consumer Guarantees Act

The Consumer Guarantees Act 1993 provides rights of redress to consumers against suppliers and manufacturers of goods and services, in respect of any failure to comply with guarantees given, or deemed to be given by the Consumer Guarantees Act. In July 2003, the Consumer Guarantees Act was amended to ensure that it applied to the supply of utilities (including telecommunications).

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

The Telecommunications (Interception Capability) Act achieves its purpose by requiring telecommunications Network Operators, such as Telecom, to have interception capable public telecommunications networks and telecommunications services. PSTNs and telecommunications services must have become interception capable by October 2005, and PDNs must be interception capable by April 2009. However, the Minister of Justice may grant exemptions from these requirements. Where a Network Operator needs to make changes to its PSTN to comply with the Act, Government funding is available in some situations.

The Telecommunications (Interception Capability) Act also requires Network Operators and Service Providers to assist Surveillance Agencies (as that term is defined in that Act) with the execution of interception warrants and interception authorities by making available personnel who can provide reasonable technical assistance, and taking all other reasonable steps necessary for giving effect to the interception. The Surveillance Agencies are required to reimburse Network Operators and Service Providers for the costs they incur in providing this assistance.

Persons exercising powers and carrying out duties under the Telecommunications (Interception Capability) Act must also ensure that the privacy of telecommunications that are not subject to an interception warrant are maintained, and that interceptions must be undertaken without unduly interfering with any telecommunications.

If a Network Operator or Service Provider does not comply with their obligations under the Telecommunications (Interception Capability) Act, the High Court may make a Compliance Order requiring that person to do a specified thing or cease a specified activity. Contravention of a Compliance Order can result in a financial penalty of up to NZ$500,000, and in the event of a continuing contravention, NZ$50,000 for each day that the contravention continues.

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

Australia

Overview

The current regulatory regime for telecommunications is contained in a number of Australian Commonwealth Acts, the most significant of which are:

•	the Telecommunications Act 1997 (Telecoms Act);

•

the Telecommunications (Consumer Protection and Service Standards) Act 1999 (Telecom Standards Act) (which mainly contains consumer protection provisions previously contained in and transferred from the Telecoms Act);

•	parts XIB and XIC of the Trade Practices Act 1974 as well as the non-industry specific provisions in the Trade Practices Act;

•	the Radiocommunications Act 1992; and

•	the Australian Communications and Media Authority Act 2005.

The main object of the Telecoms Act is to provide a regulatory framework that promotes the long-term interests of end users and the efficiency and international competitiveness of the Australian telecommunications industry. Industry self-regulation is encouraged. The key self-regulatory body is Communications Alliance which develops industry codes of practice. Codes may be registered with the Australian Communications and Media Authority. The Australian Communications and Media Authority may enforce registered industry codes, and may impose industry standards if self-regulation fails.

Among a number of changes recommended by the Dawson Committee’s review of the Trade Practices Act, the Australian Government is considering whether to criminalise hard-core cartel conduct. In January 2007 the maximum financial penalties for cartel conduct increased to the greater of A$10 million or three times the value of the benefit received by the company from the cartel. If the benefit of the contravention cannot be ascertained, the maximum penalty will consist of 10% of the annual turnover of the company and related bodies corporate. Importantly, it is anticipated that criminal sanctions for hard-core cartel conduct will be introduced into Parliament shortly and will come into effect some time in the latter part of 2007 or early 2008. The proposed criminal sanctions include hefty fines and jail terms for individuals of up to five years.

In late 2005, the Government amended legislation to permit the sale of its remaining (controlling) shares in Telstra Corporation Limited (which was completed in November 2006). This legislation included a number of further amendments to the telecommunications regulations, including for the operational separation of Telstra. While these changes should assist the Australian Competition and Consumer Commission (ACCC) in exercising its powers under Parts XIB and XIC of the Trade Practices Act, it is not expected that these will create fundamental differences in regulatory outcomes.

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

The Telecommunications Industry Ombudsman is an industry body established to provide a dispute resolution forum for complaints from consumer and small business users. All carriers are required to be members of the Telecommunications Industry Ombudsman, which is funded through charges levied on its members.

Broadcasting matters are regulated principally by the newly formed Australian Communications and Media Authority under the Broadcasting Services Act 1992. The ACCC has responsibilities in this area in relation to mergers and acquisitions. In April 2007, new cross-media ownership regulations were introduced, relaxing the previous regime. The ACCC may be asked to determine the competitive impacts of mergers that might be proposed following these changes.

The Minister for Communications IT and the Arts has significant powers under various statutory instruments to give directions to various statutory authorities and carriers to bring about particular outcomes within the compass of their office.

Declared services

Part XIC of the Trade Practices Act contains an industry-specific regime for access to “declared” telecommunications services. Services can be “declared” by the ACCC following a public inquiry. Those services currently declared under the Trade Practices Act are:

•	the ULL service;

•	the LSS;

•	domestic PSTN originating and terminating service and local carriage service;

•	the ISDN originating and terminating services (excluding in capital cities);

•	the domestic transmission capacity service;

•	the wholesale line rental service;

•	the mobile terminating access service;

•	the digital data access service (excluding in capital cities); and

•	the analogue subscription television broadcast carriage service.

Where a service is declared under the Trade Practices Act, the ACCC is required to release pricing principles for that service. These pricing principles may include “indicative pricing”, used by the industry as a guide to the ACCC’s calculation as to appropriate market prices.

Mobile services review

The ACCC determined in June 2004 that the mobile termination access service will remain regulated until 30 June 2009. This decision was a “technologically neutral” declaration, as the terminating access service is declared irrespective of the form of mobile technology employed.

The ACCC is currently considering appropriate pricing principles to apply in respect of mobile termination access services for the period from 1 July 2007 to 31 December 2008. A draft pricing principle with an indicative price of 9 cents per minute has been released for comment. It is not expected that the ACCC’s final indicative pricing decision will differ from its draft. Market rates for mobile termination access services pending the release of the ACCC’s final pricing principles remain at 12 cents per minute, this being the indicative price set by the ACCC for the period 1 January 2007 to 30 June 2007. Optus has lodged access undertakings with the ACCC to supply the mobile termination access service at a price of 12 cents per minute for the period 1 July 2007 to 31 December 2007. The ACCC has released a draft decision rejecting the undertaking, which it is not expected to reverse when final.

Internet interconnection services

Internet interconnection is the manner in which ISPs connect to each other’s backbone networks and transfer internet traffic between each other. The ACCC conducted an inquiry into whether or not an internet interconnection service should be declared. In January 2005, the ACCC confirmed its draft decision not to declare internet interconnection services, but it outlined a range of measures to monitor the industry for behaviour that might indicate the use and effect of market power through a record keeping rule and disclosure direction under Part XIB of the Trade Practices Act. AAPT is one of the four largest ISPs in Australia to provide internet interconnection services. The record keeping rule and direction apply to AAPT.

ISDN and Digital Data Access Services

In September 2004, the ACCC announced it would conduct a public inquiry to determine whether the declaration of the ISDN and Digital Data Access services should be maintained, varied or revoked. The ACCC issued its final report in June 2005. The ACCC has varied the declarations – they will only continue to apply to rural areas, after a transition period of 12 months in relation to central business district and metropolitan areas of the capital cities, to allow for a smoother transition to alternative technologies. To date this decision has not resulted in any reduction in AAPT’s ability to competitively supply services in the data market.

Local Carriage Service

In 2005, the ACCC undertook a review of the Local Carriage Service declaration. It decided to continue the declaration of the service for a further two years – to 31 July 2009. It also added an explicit amendment of the declaration to include wholesale line rental services and the consideration of a cost-based price rather than the existing retail-minus avoidable cost methodology. Telstra has lodged an application with the ACCC asking to be exempted from its obligations under the Trade Practices Act when supplying the local carriage service and wholesale line rental services in certain metropolitan and CBD areas. The ACCC is expected to release a discussion paper shortly calling for submissions in response to Telstra’s application.

Fixed Services Review

In December 2005, the ACCC commenced a strategic review of fixed network services declarations. The ACCC’s first report was released in July 2006, at which time it determined to continue the declaration of the PSTN interconnect service and the unbundled local loop for a further three years.

In April 2007, the ACCC released a second position paper. The paper calls for submissions as to the rationale that should inform future telecommunications regulation, the possibility of defining markets at an exchange level, and the benefits or otherwise of conducting holistic declaration reviews. At this stage, the ACCC intends to commence a review of declaration of all relevant fixed services by mid 2008.

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

United States

Telecom is subject to the rules and policies of the United States’ Federal Communication Commission (FCC) related to its international telecommunications services. Pursuant to its authority under Section 214 of the Communications Act of 1934, as amended, the FCC originally granted Telecom authority to operate in the United States as a global reseller and facilities-based international carrier in December of 1996.

Presently, the FCC regulates Telecom as a “dominant” carrier on the international routes between the United States and New Zealand and between the United States and the Cook Islands, and as a non-dominant carrier on all other international routes. As a dominant carrier between the United States, New Zealand and the Cook Islands, Telecom is required to provide services in the United States via its wholly-owned subsidiary, Telecom New Zealand USA Limited, which must maintain separate books and accounts from Telecom, and is also required to comply with certain reporting requirements in relation to its dominant carrier status, including the filing of quarterly traffic and revenue reports, circuit status reports and reports summarising the provisioning and maintenance of all basic network facilities and services procured from any foreign affiliated companies.

TELECOM’S PRINCIPAL ACTIVITIES AND APPROACH TO THE MARKET

Organisational Structure

Telecom has reorganised its organisational structure. The new structure is organised around customer groupings. This structure is described below.

Telecom’s organisation comprises two primary retail operations – the Consumer and Business operations, as well as its international operations business. These operations are supported by a centralised Technology and Enterprise operation and three corporate support units, which provide advisory support to these operational units.

Future changes to Telecom’s organisational structure will be required under Telecom’s operational separation, which is described in more detail under the heading “Regulation” above.

Consumer Operations

New Zealand Consumer Division

The New Zealand Consumer division provides both fixed and wireless services to New Zealand consumer and home business customers. Services include voice, data and internet services. Services provided include fixed line and value-added services. The division provides New Zealand customers with national and international fixed calling services (including calls to mobile networks). Mobile calling, messaging and data services are provided via the 027 (CDMA) mobile network. Dial-up and broadband internet services, value-added online services and advertising for New Zealand customers are provided within this division under the Xtra brand and Yahoo!Xtra joint venture. Xtra is the largest ISP in New Zealand

Australia Consumer Division

In Australia, AAPT operates an integrated business providing a range of fixed line calling services including national, international, and calls to mobile; mobile calling and data services; and internet access products and services to consumers.

Business Operations

Business operations provides both fixed and wireless services to New Zealand and Australian business customers ranging from small enterprise up to large corporate.

In New Zealand, services provided include fixed line, wireless and ICT services. Business Operations provides New Zealand customers with national and international fixed calling services (including calls to mobile networks). Mobile calling, messaging and data services are provided via the 027 (CDMA) mobile network. This division also provides 3G mobile broadband connectivity via PC data modems, private network management and IT services, including Telecom’s ICT services business operating under the Gen-i brand. Telecom’s online trading business, Ferrit, is managed within this operation.

Business operations also provides services to Australian and Trans-Tasman customers through the Gen-i Australia brand. The largest customers are managed in a Trans-Tasman approach under the Gen-i Key Clients sub-unit.

In Australia, AAPT provides a range of business fixed line voice and data services to business customers under the AAPT Business Solutions sub-unit.

Technology and Enterprises

The Technology and Enterprises operation provides technology and wholesale services to both New Zealand and Australian markets, including the provision and management of fixed and mobile network connectivity and IT applications. The technology sub-units are responsible for Telecom Group technology strategy, architecture and investment, operation of technology platforms and asset lifecycle management, shared capability and shared services such as billing, provisioning and programme delivery. The wholesale sub-units (one each in New Zealand and Australia) are responsible for supply of wholesale network services (both regulated and commercial) to retailers.

With the operational separation of Telecom, it is expected that the functions of the Technology and Enterprises Group will be divided into at least two units, with the potential for up to five units depending on the final form of separation and the ensuing organisational structure decisions that follow.

In Australia, PowerTel is presently being integrated into the AAPT business, and the current reliance of the AAPT consumer and business units on the Technology and Enterprise division will reduce.

Telecom International

The International division operation provides calling and managed data services between New Zealand, Australia and other countries worldwide to New Zealand and Australian customers. This unit operates through sites in Sydney, Los Angeles, San Jose, Tokyo, New York, Miami, Frankfurt, London and Singapore supporting international traffic including “transit” traffic where Telecom is an intermediary carrier of international calls.

Corporate Support Units

Corporate Finance

Telecom’s Corporate Finance unit is responsible for corporate strategy and business development, investment and performance management, financial reporting, taxation and treasury compliance, credit management, investor relations, and other corporate finance-related activities. Telecom’s Video Services sub-unit is also managed within this division.

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

The current net book values (as at 30 June 2007) for Telecom’s network-related properties in New Zealand is approximately NZ$439 million, which includes land, buildings, building and engineering services and security infrastructure.

Telecom’s rights to access and maintain a significant proportion of its network plant linking these properties is dependent on statutory rights included in the Telecommunications Act.

The number of Telecom’s mobile phone sites occupied by Telecom is growing as Telecom expands mobile coverage and builds more capacity into the network.

Telecom’s New Zealand network property portfolio is mainly held by Telecom New Zealand, with some properties held by Telecom Mobile and other Telecom Group subsidiaries. However, the portfolio is managed by Telecom New Zealand’s Property and Facilities Management unit.

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

For office accommodation, Telecom leases floors in 34 commercial office buildings in the main centres of New Zealand. In addition, Telecom staff occupy floors or part floors in 14 Telecom Exchange Buildings, in both the main cities and regional centres.

Australia

AAPT and PowerTel lease commercial premises in all major cities of Australia and certain regional centres for office accommodation, major network switch sites, call centre operations and signage.

Network Assets

New Zealand

In New Zealand Telecom operates an advanced telecommunications network supported by IS providing billing, customer service and operational support capability.

Transmission infrastructure

Telecom’s transmission infrastructure connects over 400 exchanges nationwide. Fibre optic transmission systems deliver 95% of Telecom’s transmission capacity. Over 900 radio systems, however, still serve remote rural areas, provide partial diversity, and have a significant role in Telecom’s disaster recovery plans. Telecom’s core transmission routes use extensively DWDM. The remaining transmission systems are primarily SDH-based although some PDH remains in the low capacity parts of the network. Native Ethernet transmission is also starting to occur in conjunction with the roll out of the new Ethernet-based access and aggregation nodes.

Telecom has completed the deployment of a 10Gbps DWDM system to all the major urban and provincial centres in the country to support IP growth including broadband and managed data.

During the past year Telecom has continued to migrate the inner core transmission network to a semi-meshed architecture to improve resiliency and survivability. In particular, Telecom has deployed 230km of optical fibre cable to close the lower South Island transmission ring (which includes Christchurch, Dunedin, Invercargill and Queenstown) enabling self-healing 2.5 Gbps SDH and 10 Gbps DWDM transmission systems will be deployed on the ring. Telecom is close to completing similar work in the North Island Bay of Plenty region (which includes Tauranga, Whakatane and Rotorua) and the central North Island region (which includes Taupo, Turangi and Waiouru). The latter will create a third long-haul network route through the centre of the North Island between Hamilton and Palmerston North.

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

Telecom is planning the replacement of the PSTN network with an IP-based solution, via the NGN project, which is discussed under “Item 4 – Telecom Strategy Overview” above.

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

Advanced voice-mail and fax-mail messaging services are provided by a Unisys Voice Services Platform. Telecom will, over the 2007 financial year, be implementing a replacement messaging platform to upgrade its voice messaging capability.

Broadband access

Telecom operates a high-speed internet access service based on DSL technology. In January 2003, Telecom commissioned Kordia Limited to build an open access network to enable it to provide a range of broadband and wireless services to rural customers who were beyond the reach of Telecom’s DSL Yahoo!Xtra services. The network was completed in November 2003.

The Telecom broadband network is designed to provide two-way transmission for interactive services and high-speed data transfer in excess of 6Mbps using DSL and in excess of 20Mbps when ADSL2+ technology is employed. DSL is a broadband access technology that uses existing PSTN access infrastructure with products offering speeds of up to 8Mbps (download) and up to 1Mbps (upload).

Currently broadband is available to approximately 95% of Telecom’s customers. A symmetrical variant is also available at a majority of exchange sites to provide business services. The symmetrical variant SHDSL has products that offer up to 2Mbps both ways.

Telecom has extended its core and carrier grade IP networks to customer sites in metropolitan and some regional areas using fibre optic cables. Telecom delivers a number of IP and wideband Ethernet-based services on these fibre optic cables.

Telecom has completed construction of a pilot, Fibre to the Premise (FTTP), to serve around 400 customers in a Greenfield residential area in Manukau City, Auckland using a BPON. This network is capable of offering products with expected speeds of up to 30Mbps (download) and up to 5Mbps (upload).

The first commercial deployments of FTTP are currently underway throughout 2007 and Telecom are expected to have the first FTTP customers by January 2008. This will use the later GPON standard, which is Ethernet based and fits seamlessly into Telecom’s recently deployed Ethernet-based DSLAM and Aggregation network. It is expected that FTTP will start to become the standard means of reticulated greenfield subdivisions.

Telecom has just introduced its 3rd generation IP-capable DSLAM, to deliver its next generation of Ethernet DSL-based services. The first were deployed in December 2006 and all exchange based customers in the five main centres are being migrated to the new technology in the 2007 calendar year. Surplus equipment will be reused to meet growth in other areas. The introduction of the ISAM has resulted in the capping of growth in ATM-based DSLAMs and the capping of growth on the ATM core network.

Data and IP Networks

Telecom operates a number of data networks including:

•	public fixed data networks, such as the ATM and DDN;

•	Transaction Switching Networks (TTS and ATS);

•	Switched Data network (Pacnet);

•	Dial IP Platform (IPNet); and

•	IP/MPLS Network.

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

Digital Data Network (DDN)

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

Pacnet

Telecom’s Pacnet is a public packet switching data network which has switches at three locations and access equipment at six sites. The network supports a wide range of X.25 and serial database applications, and acts as the backbone for the two National Transaction Switching Networks. This service is presently being phased out in preparation for retirement of the platform.

Telecom Transaction Service (TTS)

The TTS is a specialist network that provides dedicated and dial-up access in a secure environment suitable for electronic funds transfer between merchants and their chosen service provider. This service is presently being phased out in preparation for retirement of the platform.

Alarm Transport Service (ATS)

The ATS is a specialist network for transmitting fire alarms from commercial buildings to the New Zealand Fire Service. The network has PoPs at 125 sites within New Zealand. This service is presently being phased out in preparation for retirement of the platform.

Dial IP

Telecom’s Dial IP platform provides dial-up access from the PSTN to ISPs for internet access and acts as a dial-up access for VPN access.

IP/MPLS

Telecom has embarked on an investment programme to build a large scale IP/MPLS-based network that, over time, will provide the connectivity backbone for virtually all of Telecom’s future services. The first stage of development has involved expansion of the network footprint, with Juniper IP Edge router coverage being provided in the main metro and provincial centres. Telecom has also invested in a dedicated IP core, and corresponding investment has been made in underlying transport and IS systems.

This network provides the capability to deliver Telecom’s flagship “One Office” IP data services for corporate customers and has been used for backhaul of core data traffic for other services, such as broadband and dial IP. Further investment is being made to deliver end-to-end quality of service and support Multi-Service Single Access delivery models, whereby multiple services will be delivered over a single physical access, including voice, data, internet and other services.

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

Mobile networks

Telecom offers pre-paid and post-paid mobile phone services with a CDMA mobile network. Telecom operates a CDMA 1xRTT mobile network in New Zealand offering both voice and packet data services. Telecom closed down its nationwide TDMA (AMPS/D-AMPS) network in 31 March 2007.

In 2003 Telecom outsourced the development and maintenance of the CDMA network to Lucent.

The CDMA network was upgraded during the financial year ended 30 June 2005 to support CDMA EV-DO Rev A to provide high-speed wireless packet data service in New Zealand metropolitan areas and holiday locations, and an expansion of EV-DO coverage to all major towns and cities in New Zealand was completed in the year ended 30 June 2006. Telecom has begun further upgrading the data capabilities of the CDMA network to the Rev-A standard in the year ended 30 June 2007, which it expects to complete by the end of calendar 2007. Telecom has also announced it will begin acquiring and rolling out a new nationwide urban WCDMA network, supported by a GSM-Edge network in rural areas. The new networks are expected to be commissioned by December 2008.

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

Billing systems

Telecom is continuing the upgrade of its billing systems having implemented Intec’s Intermediate and SingleView systems for mediation and rating. The first stage of this implementation, also involving an eServ Global UAS prepaid mobile solution, was completed in early 2005. Further products will continue to be migrated to the new systems in 2006 and 2007. The CallVision product from VeriSign was implemented in 2006 as an online bill analysis tool for businesses. The ICMS billing system is expected to remain in operation as the new billing environment is progressively rolled out.

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

Customer Relationship Management (CRM) systems

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

Online environment

Telecom operates several online environments, including those operated by:

•	Telecom, which is the main sales and service portal for all wireline and mobile services;

•	Yahoo!Xtra New Zealand Limited which is a consumer portal owned by a joint venture between Telecom and Yahoo!7 in December 2006;

•	Gen-i, which is Telecom’s sales and service portals for its ICT consultancy, hosting and contact centre arm; and

•	AAPT, which is the main sales and service portal for all wireline and mobile services in the Australian market.

In addition, Telecom operates the WAP Portal, which is a news and information portal, with mobile content download facilities, for WAP-enabled devices. Telecom also has an intranet which provides support services to Telecom staff. Vignette Content Management is used for managing content for a significant (and increasing) number of these online environments.

Desktop environment

Gen-i supports Telecom’s desktop infrastructure. Telecom retains control over its desktop assets and finances its desktop requirements through leasing arrangements with Alltech Finance NZ Limited and Allleasing Limited.

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

Australia

AAPT and PowerTel both operate large national voice and data telecommunications networks, supported by IS for internal and external customers, billing and operational service and management.

Transmission infrastructure

AAPT has acquired high bandwidth transmission capacity on SingTel Optus’ National Backbone Network (NBN) linking Cairns, Brisbane, Sydney, Canberra, Melbourne, Adelaide and Perth. SingTel Optus has also provided 42 regional drop-off points and these are linked with AAPT’s regional PoPs.

The NBN consists of two pairs of dark fibre with full geographic diversity along coastal and inland routes between Brisbane and Melbourne. The fibre pairs are lit with STM64 SDH equipment terminating in dual AAPT Central Offices, except in Perth where a single Central Office exists. AAPT has the option under the NBN contract to upgrade the STM64 capacity to DWDM using the existing fibre pairs. The remaining term of the NBN contract is 18 years. The AAPT regional drop-off points are supported with STM16 capacity using SDH add/drop multiplexers.

NBN capacity between Brisbane and Cairns is covered under a 10-year agreement, of which 3.5 years remain, and is made up of 4xSTM1 of capacity between Brisbane and Cairns.

In 2003, to achieve geographic diversity between Melbourne, Adelaide and Perth, AAPT acquired additional lease capacity of 2xSTM64 from Telstra for the NBN along the west coast, of which one is currently in use. The NBN covers a geographic route distance of approximately 5,900 km along the coastal route and approximately 6,500 km along the inland route.

In 2005, AAPT acquired additional high bandwidth capacity of 2.5 Gbps on Telstra’s DWDM network to support traffic growth on the MPLS platform on the Sydney to Melbourne coastal route. In Tasmania, 155Mbps of capacity was acquired in 2003 linking Hobart, Launceston and Melbourne.

A new Telstra inland Sydney-Melbourne NBN STM16 service was activated in January 2006 and a new Optus coastal Sydney-Melbourne STM16 for diversity was activated in March 2006.

With the PowerTel acquisition in May 2007, additional owned and third party transmission was added. The owned infrastructure is approximately 2100km of inland fibre between Brisbane, Sydney, Canberra and Melbourne with 24 regeneration huts along the path. This owned system was recently upgraded to DWDM and currently has commissioned 20G of capacity between Brisbane and Sydney and 30G of capacity Sydney to Melbourne. To protect this single path of transmission 10G of geographically diverse capacity between Brisbane, Sydney and Melbourne was activated on the Nextgen network in May 2007 under a four-year agreement.

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

PowerTel’s voice network consists of three major class five switches, which includes one softswitch with large media gateways deployed in major capital cities to support VoIP services.

Intelligent network

AAPT’s intelligent network uses Alcatel Service Control Points in Sydney and Melbourne. The Intelligent Network provides toll-free numbers (i.e. 1800, 13 and 1300), and presence as well as Mobile Number Portability and Inbound Number Portability services.

AAPT uses Alcatel’s Signal Transfer Point system for signalling within AAPT’s PSTN, Intelligent Network and for signalling to other carriers’ networks.

PowerTel’s intelligent network from eServeglobal similarly provides toll free services and advanced IVR capacity. The intelligent network is provided via a Holly platform, both platforms are redundantly deployed across Sydney and Melbourne.

Broadband access

AAPT operates various broadband accesses using optical fibre, DSL, point-to-point microwave, LMDS and Gigabit Ethernet. These services are available in Australian states’ metropolitan capital city areas.

In 2002, AAPT commercially launched a high bit-rate ADSL service from 22 Australian PoPs. The service provides high-speed internet access to the central business districts in Australia’s capital cities. In 2003, the platform was upgraded to provide 2 Mbps PRA capability over SHDSL technology.

Additionally, AAPT has 19 LMDS hubs providing broadband wireless services and 354 fibred buildings providing broadband connectivity to business customers. SDH, Fast Ethernet and GB Ethernet technologies are available at these sites.

Following the acquisition of PowerTel by Telecom, AAPT has stopped provisioning services on its DSLAMs and LMDS networks. Existing services are planned to be migrated to the PowerTel/Netco infrastructure.

PowerTel’s DSL access infrastructure includes DSLAMS in 133 exchange areas across metropolitan Australia and an exclusive wholesale arrangement with iiNet for ADSL2+ services in approximately 290 exchange areas. When combined the unique footprint serves over 310 exchanges across key capital cities in Australia. The PowerTel DSL infrastructure is used to deliver voice and data services over ADSL, ADSL2+ and SHDSL. More recently PowerTel deployed new DSLAM equipment capable of delivering 2-45Mbs Ethernet services using bonded SHDSL.biz technology in 40 existing exchanges across Brisbane, Sydney and Melbourne.

AAPT has 103 Network fibred sites nationally consisting of central offices, PoPs and PoIs.

In addition to its national inter-capital backbone, AAPT has central business district and metropolitan fibre networks in all of Australia’s capital cities, consisting of approximately 1,205 km of its own and leased fibre cables. Additionally, AAPT has a total of 820 SDH nodes and 19 Metropolitan Ethernet aggregation switches.

PowerTel has five major PoP sites and extensive metro fibre networks in Sydney, Brisbane and Melbourne that used to provide exchange backhaul, connectivity to data centres and services in approximately 520 buildings. The metro fibre network is undergoing a technology refresh which will replace the inbuilt ATM nodes with SDH. This project is about 50% complete and will allow delivery of E1s and Ethernet from the same platform.

Data and IP network

AAPT’s nationwide data and IP network consists of an MPLS Core, MPLS Edge, ATM/Frame Relay and Regional Frame Relay infrastructure for its data network in addition to the router infrastructure deployed to provide internet services. The MPLS Core is used for transport of both internet services and the newer IP-VPN services. The ATM/Frame Relay network provides Frame Relay services and aggregation of LMDS, DSL and third party provided services.

PowerTel has a national data and IP network consisting of an MPLS core, MPLS edge, MPLS enabled Ethernet edge and ATM/Frame Relay. The MPLS core is router based network used for the delivery of IP-based services such as IP-VPN, Internet and VoIP. The ATM network is used to aggregate TDM voice services, exchange-based backhaul, various in-building services and services to third parties.

AAPT is classified as a tier one ISP with peering agreements in place with all major tier one carriers in Australia.

Hosted VoIP

AAPT has had a hosted VoIP platform, since 2002. The BroadSoft platform enables AAPT to host and manage customers’ telephony services using IP.

Information Systems infrastructure

AAPT’s IS consists of billing, provisioning and CRM.

AAPT’s key billing platform, namely “MEGA”, is an IBM-based mainframe with “DB2” database (other billing platforms include but are not limited to Revchain, Singl.eView, ASM, JBill, InBill). The Business Integrated Operation Support Systems (BIOSS) manage network and customer provisioning. The system is based on Sun with an Oracle database, which supports AAPT’s customer care, service, development and operations, and network and systems management processes.

PowerTel’s key billing platform is “Keenan” which is a Sun-based solution on an Oracle database. “Clarify” is also used extensively as a work flow and trouble ticketing system and similarly is based on a Sun platform, on an Oracle database. Other key systems include “SMS” an internally developed DSL provisioning solution and “LSD”, which was similarly developed internally and is used to maintain physical and logical network inventory.

AAPT uses a number of CRM modules to support its customer relationships, these are SalesForce.com, SmartCafe, Self Service Web, SmartChat, E3 and FORTE.

An extensive set of applications support customer calls into the call centres, namely WITNESS, Launcher, Genesys, Softphone and TCP Dailer.

General IS infrastructure

AAPT’s main technology suppliers are Oracle for database management systems, Microsoft Corporation for desktop tools, IBM for hardware and middleware, Sun Microsystems for hardware and online systems, SAP for financial and ERP systems and HP/Compaq for file and print platforms.

PowerTel’s main IT technology partners are Oracle for database management and financial applications, Microsoft Corporation for desktop tools, Dell and HP for desktop and Intel-based server hardware and Sun Microsystems for unix-based hardware.

PowerTel also uses salesforce.com for salesforce management.

Network Management

InfoVista is used by AAPT to measure and report on end-to-end service performance for IP-VPN traffic on a customer-by-customer basis. It reports on the core, edge and customer premises equipment.

PowerTel uses HP Openview and CIC along with other various industry standard tools to monitor network activity and performance.

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

International

Telecom’s international network has been designed to maximise the performance and delivery of telecommunications services from its customers in New Zealand and Australia to the rest of the world. Telecom is connected to approximately 510 international telecommunications companies. The international network is 100% digital.

In September 2006, Telecom disposed of its 90% shareholding in Telecom Samoa Cellular Limited.

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

Satellite services

Telecom owns satellite earth stations at Warkworth, Waitangi in the Chatham Islands, and Scott Base in Antarctica, which are operated and maintained by Kordia Limited. These satellite earth stations provide telecommunications services via Intelsat and PANAMSAT to destinations not generally served by international submarine cable systems.

Global Gateway Internet Service

Global-Gateway-Internet-Service is Telecom’s managed IP Internet access service enabling access for New Zealand and Australian wholesale and retail customers (business and consumer) to global Internet services via its international links (primarily cable systems).

Points of Presence (PoPs)

Telecom operates PoPs in Australia, the United States, the United Kingdom, Japan and Singapore to obtain better options for its Australian and New Zealand retail customers, while generating new business with carriers seeking competitive wholesale pricing into Australia and New Zealand and the rest of the world.

Telecom’s PoP in Los Angeles switches international wholesale telephony minutes. Trans-America links also enable Telecom to meet wholesale carriers in New York, Miami and San Jose. Other value-added services, such as international leased services and private network offerings can be supported from these facilities. IP switching has been implemented to augment voice capability and connectivity options.

Telecom’s PoP in Sydney supports international leased services and private network offerings into Australia. These value-added services are supplied Trans-Tasman in support of Australian and New Zealand corporate customers.

Telecom’s PoP in London has voice and data service capabilities. Access from London to the Frankfurt market further extends Telecom’s reach into the emerging Central and Eastern European wholesale voice markets. IP switching has been implemented to augment voice capability and connectivity options.

Telecom’s PoP in Tokyo enables it to service the northern Asia area. This PoP has only wholesale voice service capability at this time.

Telecom’s PoP in Singapore was established in late 2006 and has wholesale voice capabilities based on IP switching technology. This site extends Telecom’s reach into the new and emergent carriers in deregulating markets in South East Asia.

Spectrum Assets

Telecom currently holds spectrum rights as detailed under the heading “Regulation” above.

In addition, AAPT holds the following spectrum property rights:

•	spectrum licences until 2013 in the 800 MHz AMPS A band. AAPT holds 5-10 MHz of spectrum across most of Australia (except Sydney, Melbourne and remote central Australia); and

•	spectrum licences until 2014 in respect of 1150 MHz of LMDS spectrum in the bands 27.5 -28.35 GHz and 31.0-31.3 GHz across all of Australia.

Telecom has agreed to assign its 800 MHz spectrum to Hutchison Telecommunications (Australia) Limited, as described in more detail under the heading “Partnering Arrangements”.

Further detail regarding Telecom’s spectrum assets is contained under the heading “Regulation” above.

Environmental Issues

Telecom is subject to certain environmental requirements which can impact the installation, maintenance, operation and upgrade of its fixed assets. Environmental issues arise in respect of:

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

PARTNERING ARRANGEMENTS

Alcatel-Lucent

In 2006, Alcatel merged with Lucent Technologies, which resulted in two of Telecom’s strategic partners becoming one.

Telecom and Alcatel-Lucent New Zealand Limited entered into a strategic partnering relationship in June 2002 to manage the development and integration of the Trans-Tasman IP-based multi-service NGN. Telecom and Alcatel have agreed to work together to migrate Telecom’s current voice and data networks to an IP network in New Zealand and to integrate that network with Telecom’s core network in Australia. Alcatel will be the primary supplier to Telecom of network equipment to provide new services in New Zealand. Since July 2003, Alcatel has taken increased responsibility for the management of Telecom’s network planning, development and operations services in New Zealand and Australia.

In June 2003, Lucent Technologies (NZ) Limited signed a five-year agreement with Telecom in which Lucent agreed to supply Telecom with CDMA network products and services and to manage Telecom’s network planning, design, implementation and operational services, including all support and maintenance in relation to Telecom’s CDMA network in New Zealand. Telecom is in the process of renegotiating its contracts with Lucent Technologies (NZ) and entering into an order contract in respect of the new WCDMA network and GSM-Edge network, which is expected to be commissioned in December 2008.

Kordia Limited

In January 2003, Telecom signed a five-year agreement with Kordia Limited by which Kordia agreed to build an open access network to enable Telecom to provide a range of broadband and wireless services to rural customers who were beyond the reach of Telecom’s DSL Yahoo!Xtra services. The network was completed in November 2003.

Sky Network Television Limited

In July 2003, Telecom entered into a reseller agreement and a retransmission agreement with Sky Network. Under the retransmission agreement Telecom is able to retransmit Sky Network programming over Telecom’s network. Under the reseller agreement Telecom can resell Sky Network services to domestic customers and to commercial customers with Sky Network’s consent. Both agreements expire in July 2008. Sky Network and Telecom have agreed that they will consider a renewal of the agreements, however, there is no obligation on either party to renew.

EDS (New Zealand) Limited

In 1999, Telecom outsourced the operation of its information services systems to EDS as part of a 10-year IT services agreement. In 2002, the term of the original agreement was extended by a further three-years and Telecom relinquished its 10% shareholding in EDS. Additionally, Telecom and EDS agreed changes to align the outsourcing agreement with Telecom’s business requirements including, in June 2004, the implementation of fully contestable application development and maintenance services, and in January 2005 the introduction of a similar construct for facilities management services. The EDS outsourcing agreement for Australia is based on that for New Zealand, however, EDS does not provide application development and maintenance services in Australia.

Sprint Nextel Corporation

In 2003, Telecom and Sprint entered into a Master Services Agreement where they agreed to collaborate on procurement, marketing and service development initiatives for products and services relating to their respective CDMA wireless networks. In August 2006, Telecom and Sprint entered into a new Contract Order (pursuant to the 2003 Master Services Agreement) agreeing to expand the scope of collaboration beyond wireless networks to include WiMax technology. The level of collaboration has also been expanded to include joint planning, development and procurement across four key areas as they relate to CDMA and WiMax. These four key areas are terminals, infrastructure (network and IT), content and products. The term of the Contract Order is for a minimum of three years and the objective is to align (as much as possible) product planning, development and deployment in order to improve Telecom’s time-to-market and to secure more advantageous terms from vendors (including price). Additional contract orders have also been entered into. These arrangements with Sprint have enabled Telecom to be more competitive than it would otherwise have been.

Hutchison Whampoa Limited

In June 2006, Telecom and Hutchison Whampoa agreed to terminate their existing partnering arrangements and enter into a new five-year services agreement. Under the new agreement the parties agree to share information in relation to UMTS business operations and Telecom can participate in Hutchison group brand and strategy forums.

In August 2007, Telecom entered into a non-binding agreement with Hutchison Telecommunications (Australia) Limited (HTAL) and Hutchison Communications (Australia) Pty Limited to exchange its 19.94% holding in Hutchison 3G Australia for a 10% holding in HTAL. HTAL is the parent company and controlling shareholder of Hutchison 3G Australia and is listed on the ASX. The arrangement is subject to various regulatory and shareholder approvals. If the transaction proceeds, Telecom will acquire ordinary shares and convertible preference shares in the same proportion as the securities that have been issued by HTAL. HTAL recently underwent a rights issue to raise A$2.85 billion of capital to replace existing debt in HTAL and Hutchison 3G Australia. The planned exchange of shares substantially maintains Telecom’s effective interest in Hutchison 3G Australia without any further cash investment from Telecom.

The non-binding agreement also provides for Telecom to hold an option to increase its equity ownership in HTAL to 19.94% on or before 31 December 2008. The option to acquire a further 9.94% of HTAL has escalating strike prices of A$250 million on 31 December 2007, A$275 million on 30 June 2008 and A$300 million on 31 December 2008.

Telecom has also agreed to assign 800 MHz spectrum currently held by its Australian business to HTAL as part of the overall arrangement.

Yahoo! Australia & NZ Pty Limited (Yahoo!7)

In December 2006, Telecom and Yahoo!7 entered into a joint venture which established Yahoo!Xtra New Zealand Limited, owned 51% by Yahoo!7 and 49% by Telecom, to commercialise a co-branded Yahoo!Xtra portal, providing online advertising and the provision of other services. Telecom paid NZ$1.96 million for its share of Yahoo!Xtra. Yahoo!7 will receive 70% of the dividends paid by Yahoo!Xtra during the initial five-year period after closing of the transaction, after which the percentage reduces to 51%. Telecom will receive 30% of the dividends paid by Yahoo!Xtra during the five-year period after closing, after which the percentage increases to 49%. Yahoo!7 will provide Telecom with products and services for the Yahoo!Xtra publicly available portal, and a portfolio of products and services for Telecom’s ISP subscribers to access and use through a new co-branded portal available only to those subscribers.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

This section should be read in conjunction with the consolidated financial statements and related Notes included in Item 18.

The following discussion of Telecom’s performance uses financial data prepared in accordance with NZ IFRS, which differ in certain respects from US GAAP. Information relating to the nature and effect of such differences is presented in Note 39. Critical accounting policies and other material matters impacting Telecom’s reconciliation of certain financial measures to US GAAP are discussed in this section.

All monetary amounts in this section are presented in NZ dollars unless otherwise indicated. In this section reference is made to the financial years ended 30 June 2007, 30 June 2006 and 30 June 2005 as 2007, 2006 and 2005 respectively. The period encompassing the 2005, 2006 and 2007 financial years is referred to as “the three year period”. The financial year ending 30 June 2008 is referred to as 2008.

This section is organised as follows:

•	Executive Summary – a high level overview of the key trends and developments highlighted in this Item 5.

•	Principal Factors Impacting Telecom’s Results and Key Trends – a description of the principal factors and key trends impacting Telecom’s operations and financial results during the three year period.

•	Critical Accounting Policies – a discussion of the accounting policies that require critical judgements and estimates in the course of preparing Telecom’s financial statements.

•	Consolidated Results of Operations – an analysis of Telecom’s consolidated results of operations during the three year period.

•	Segmental Results of Operations – an analysis of results for each of Telecom’s business segments.

•	Liquidity and Capital Resources – an analysis of cash flows, sources and uses of cash, contractual obligations and matters affecting Telecom’s debt.

EXECUTIVE SUMMARY

2007 represented a period of major change for Telecom. Telecom has implemented significant strategic decisions, continued to witness changes in its revenue mix and cost structure and faced regulatory uncertainty.

In 2007, Telecom disposed of its New Zealand directories business, Yellow Pages Group, for $2,161 million. Net earnings for 2007 included a significant one-off gain recognised for this transaction. Telecom acquired PowerTel, an Australian network service provider for A$326 million. PowerTel has had a limited impact on Telecom’s results for 2007 as it was acquired late in the financial year. The successful integration of AAPT and PowerTel will be crucial in realising the potential value of this acquisition.

Operationally, Telecom’s traditional revenue streams of access, calling and interconnection continued to decline, offset to some extent by growth in mobile, broadband and IT solutions revenues. This change in product mix has led to contracting margins as the growth products generally have lower gross margins than traditional revenue such as access and calling. Telecom has continued to develop its NGT business models that are designed to enable the organisation to better service its customers and continue to generate satisfactory financial results in the new environment in which it operates, which is discussed in more detail below.

In addition to the changing nature of Telecom’s services, Telecom is in a period of significant regulatory uncertainty. In 2006, the Telecommunications Act was amended to implement a comprehensive set of changes to telecommunications regulation in New Zealand, including extension of the range of regulated wholesale broadband services, the introduction of LLU and UBA services (including naked DSL services) to the New Zealand marketplace and the requirement for Telecom to adopt an operational separation model under the oversight of the Minister of Communications. The final form of the regulatory environment has not yet been determined.

While this legislation provides some direction as to the structure of the broad regulatory framework, the ability to determine the actual financial impact of these changes on Telecom is, to a significant extent, dependent on the determination of the key organisational, pricing and service requirements underlying the regulation. Regulatory changes, the anticipated competitive responses and a series of wholesale price determinations are expected to disrupt the previous pattern of relatively consistent long-term trends in Telecom’s New Zealand business and to materially impact Telecom’s future financial and operating performance. The cumulative effect of these changes is likely to place downward pressure on operating margins and retail market share, partially offset by growth in wholesale revenues. In addition, Telecom expects that operational separation will involve significant initial establishment costs and increased ongoing costs. Telecom’s initial estimates are incremental capital expenditure of approximately $200 million over the four years ending 30 June 2011.

While the exact form of regulation, timetable for implementation and likely competitor responses are uncertain, Telecom is implementing revised strategies to proactively address the changes in the new environment, including:

•	increasing the level of investment and service offerings designed to retain high value customers;

•	further addressing the efficiency of current business processes;

•

accelerating the introduction of the “Next Generation Telecom” business model (NGT). This model is a longer-term programme designed to fundamentally reduce the operating cost structure of the future business through a radical simplification of consumer and business offers and the construction of a next generation network (NGN) with related enhancements in service, provisioning, and product development capability; and

•	establishing a comprehensive undertakings implementation programme designed to co-ordinate and project manage the significant operational separation process.

In addition, there are a number of related regulatory matters under discussion with the New Zealand Government, including a review of Telecom’s TSO responsibilities, which may have a potential impact on future investment by Telecom.

There is a large amount of uncertainty around these assessments as a number of key determination processes have yet to be completed, which has made it difficult to provide reliable estimates of Telecom’s future financial performance. Expectations around future financial performance can, and will be, subject to material change during the forthcoming year.

Telecom expects earnings from its New Zealand operations to decline at a similar rate to that experienced towards the end of 2007 (that is, a decline of between 5% to 8%). This is principally due to the impact of increased competition due to regulatory decisions and the anticipated incremental operational separation costs noted above.

Increased earnings are expected from Australian Operations as a result of the PowerTel acquisition, however, such earnings are dependent on the successful integration of PowerTel’s customers onto the systems of AAPT and the transition of AAPT’s customers onto PowerTel’s network.

Capital expenditure is also expected to increase to between $950 to $975 million as Telecom continues the construction of its NGN, implementing operational separation and embarking upon the construction of a new WCDMA mobile network and GSM-Edge mobile network. This will lead to increased depreciation and amortisation charges in future years.

Net earnings will also be impacted depending on the period of time that the cash from the proceeds from the sale of Yellow Pages Group is held by Telecom. This cash earns interest income and, therefore, the level of interest income will depend on the timing of the proposed capital return to shareholders and utilisation of cash by Telecom’s capital programmes.

Tax expense for 2008 may be higher than 2007 depending on the extent of the availability of tax losses similar to those utilised in 2007 that totalled approximately $99 million in tax benefit.

Telecom has appointed a new CEO, Dr Paul Reynolds, who will commence in September 2007. Potential exists for Dr Reynolds to change Telecom’s current direction, strategy and priorities and thus the future operating results of Telecom.

PRINCIPAL FACTORS IMPACTING TELECOM’S RESULTS AND KEY TRENDS

The principal external factors that have impacted Telecom’s result of operations in the three year period are set out below. Telecom has continued to develop its NGT programme. NGT and its potential impact on Telecom’s future financial results are discussed at the end of this section.

Increasing Regulation

In addition to the changing nature of Telecom’s services, Telecom is in a period of significant regulatory uncertainty. In 2006, the Telecommunications Act was amended by the Telecommunications Amendment Act (No 2) 2006 (Telecommunications Act 2006), to implement a comprehensive set of changes to telecommunications regulation in New Zealand, including extension of the range of regulated wholesale broadband services, the introduction of LLU and UBA services (including naked DSL services) to the New Zealand marketplace and the requirement for Telecom to adopt an operational separation model under the oversight of the Minister of Communications. The final form of the regulatory environment has not yet been determined.

While the Telecommunications Act 2006 provides some direction as to the structure of the broad regulatory framework, the ability to determine the actual financial impact of these changes on Telecom is to a significant extent dependent on the determination of the key organisational, pricing and service requirements underlying the regulation, recognising that there will be substantial adverse effects on Telecom’s operations and financial performance.

Based on recent discussions with the Ministry of Economic Development regarding its specific proposals for operational separation, Telecom expects that operational separation will involve significant initial establishment costs and increased ongoing costs. Telecom’s initial estimates are incremental capital expenditure of approximately $200 million over the four years ending 30 June 2011. Additional ongoing operating expenditure is expected to be $20 to $30 million for the financial year ending 30 June 2008 rising to approximately $40 million per annum over the four years ending 30 June 2011.

In July 2007, the Commerce Commission released its draft determination on the price and non-price terms on which Telecom must make LLU and co-location regulated services available to other telecommunications providers. The draft determination proposed monthly rental charges for access to the LLU service at $16.49 per month for urban areas and $32.20 per month for non-urban areas. The draft also incorporated charges for co-location services and connection charges that will have the effect of slightly increasing the average realised ARPU per line.

In August 2007, the Commerce Commission released its draft determination on the price and non-price terms on which Telecom must make UBA regulated services available to other telecommunications providers. The draft determination proposed a monthly rental charge for access to the basic UBA service based on the retail-minus principle, which results in a price of $27.70 for the clothed basic UBA service. For naked UBA services, the draft determination proposed de-averaged pricing in line with the Commission’s proposed de-averaged LLU prices, i.e. urban and non-urban and proposed that the “naked” premium will be $16.49 for urban lines and $32.20 for non-urban lines. For enhanced UBA services (capable of real time traffic delivery) the draft determination benchmarked the premium over basic UBA services by examining the premium price in VoIP services in Australia, which resulted in a 26% premium for the 40kbps enhanced UBA service. For the 90kbps enhanced UBA service, the Commission adopted a linear approach and proposed that, given there is a 2.25 bandwidth differential between the 40kbps and 90kbps UBA services, the premium over basic UBA services should be 59% (which is 2.25 x 26%).

Yellow Pages Group

In April 2007, Telecom completed a competitive sales process which resulted in the sale of Yellow Pages Group for $2,161 million. In accordance with NZ IFRS, the operating results of Yellow Pages Group and the net gain on sale is presented in Telecom’s financial statements as results from discontinued operations.

Of the $2,161 million that Telecom received from the sale, approximately $1,100 million is planned to be returned to shareholders in October 2007 as part of a capital return by way of a court sanctioned pro-rata share cancellation.

PowerTel

In May 2007, Telecom acquired 100% of PowerTel’s equity for A$326 million. PowerTel has invested heavily in the development of an extensive telecommunications network, which has seen it emerge predominately as a wholesale provider. AAPT’s recent capital investments have focused on the service layer in order to position it in the small to medium enterprise and mass-market segments. Accordingly, Telecom believes that the operations of the two entities are highly complementary and significant integration benefits are anticipated from combining the two entities.

Telecom expects that PowerTel’s existing ADSL2 access network is capable of addressing 45% of AAPT’s residential customer base and 65% of its business customer base. Migration of existing AAPT customers onto PowerTel’s network is expected to address approximately A$150 million of AAPT’s current annual carrier spend. The improved access economics and network scale should also provide a stronger platform for competition in the corporate and wholesale market segments.

Competitive Environment

As a result of the package of regulatory changes in the Telecommunications Act 2006 being developed by the New Zealand Government, competition in the New Zealand market is expected to increase. Competitors will have access to Telecom’s fixed line network and will be able to offer products such as naked DSL that will potentially sever or significantly curtail Telecom’s fixed line access relationship with existing customers. Telecom will also incur additional capital and operating expenditure as it embarks on the construction of a new WCDMA network and GSM-Edge network.

Within its Australian operations, Telecom has a very small share of the overall telecommunications market. Competition from larger competitors has restricted Telecom’s ability to acquire new customers, particularly in the corporate and large business sector, and has also put significant downwards pressure on prices.

Technological Change and Product Substitution

The evolution of communications technology is an ongoing trend. This is resulting in changing customer behaviour and giving rise to new competitive challenges. Traditional fixed line telecommunications services are increasingly being replaced by new IP-based technologies, which provide cost advantages and the ability to offer new value-added services. The level of acceptance and demand for new value-added services (and the resulting pricing models) are, however, still subject to uncertainty. There is also an increasing substitution from fixed line to mobile services, given the greater flexibility that mobile communication offers users.

These trends are significantly impacting revenue growth rates for different products, and the capital expenditure decisions that operators must make to address the shifts in the market. These capital expenditure decisions are long term in nature and uncertainties and opportunities exist during the transition to this new business model. Operators must balance the pursuit of new technologies and operating models with the need to maximise returns from existing infrastructure.

Telecom’s development of a new WCDMA network and GSM-Edge network, which is expected to be commissioned in December 2008, complements its existing CDMA network capabilities and allows Telecom to provide mobile services using the best features and capabilities of both networks during the phasing out of Telecom’s CDMA network over a period expected to be five years.

Industry Convergence

There is increasing convergence between the telecommunications and IT sectors as technological changes see telecommunications and IT services become enmeshed, particularly in the corporate and business segments of the market. This is resulting in telecommunications companies competing with entities that they have not previously competed against, both as telecommunications companies expand their businesses into the IT sector and vice versa. There is also increasing convergence between the telecommunications and entertainment and information services sectors. Uncertainty exists as to which entities will obtain significant future market shares in these previously independent industries.

Economic Conditions

Economic conditions globally, and in the telecommunications sector in particular, impact Telecom’s operations. Within the New Zealand economy, in particular, there are a number of signs indicating that the economy is slowing, which may impact future growth rates for the overall telecommunications market.

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

Traditional fixed line services still remain the core of Telecom’s operations, however, the proportion of Telecom’s total revenues represented by these services is falling due to the impact that competition, product substitution and regulation is having on these revenue lines. Local service revenues have limited potential for significant further growth given Telecom’s already leading market share and the impact Telecom expects that competitive pressure and regulatory activity will have on prices and market share. Calling revenues have continued to decline in the three year period as competition has impacted prices and market share, and substitution for products such as email, broadband and mobile has impacted volumes. Telecom expects these trends to continue for the foreseeable future.

Given the constraints on growth in Telecom’s traditional calling business, Telecom has sought to grow its revenues in other areas, particularly mobile and broadband, as well as expanding its operations into the IT services sector.

Changing revenue mix from New Zealand Operations

Telecom has continued to grow its New Zealand mobile revenues in 2007 (up 5.4% in 2007), much of which was attributable to growth in its customer base as total connections of 1,977,000 at 30 June 2007 grew by 274,000 (16.1%) over the twelve month period, from 1,703,000 at 30 June 2006 (which includes a one-off adjustment of 199,000 non-active TDMA connections from the base with the TDMA network closure). Market penetration of mobile connections now exceeds 100% and the rate of growth has begun to slow towards the end of 2007, which is a trend that is expected to continue.

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

New Zealand broadband revenues increased in 2007 by 3%. Consumer and Wholesale revenues increased by 31.4% due to increases in the customer base while business broadband revenue decreased by 37.3% due to the realignment of prices for business customers following regulatory changes in 2006. Total broadband connections of approximately 605,000 at 30 June 2007 increased by 170,000 (39.1%) from 30 June 2006.

Telecom views consumer broadband as a significant growth opportunity as well as being key to maintaining Telecom’s position in fixed line access and calling markets, as there is a propensity for customers to use the same carrier for local and national calling as the provider of their broadband connection. The introduction of LLU and naked DSL could threaten Telecom’s fixed line access relationship with customers and could accelerate the rate of decline in traditional telephony services such as calling, see “Item 3 – Risk Factors” and “Item 4 – Regulation”.

Partly offsetting the growth in broadband revenue, New Zealand internet revenue (which is primarily sourced from dial-up internet access) is declining at an increasingly rapid rate (falling by 27.1% in 2007). This is the result of migration of the dial-up customer base to broadband. Telecom expects this decline in internet revenue to continue.

Telecom’s IT services revenues continued to grow, up 9.8% in 2007. Telecom currently believes that the IT services market has the potential to grow faster than the traditional telecommunications market and accordingly sees this segment as a potential source of future growth for the Telecom Group.

Changes in cost composition of New Zealand Operations

While transitioning to the NGT model and implementing operational separation, Telecom has incurred, and will continue to incur, additional costs. In addition, Telecom has experienced higher costs in the three year period from its growth revenue streams (that is, mobile, broadband and IT services) which have lower margins compared to traditional calling. The growth in Telecom’s mobile and broadband customer bases continues to have a negative impact on Telecom’s costs and margins, driving greater customer acquisition, retention and provisioning costs and necessitating investment in additional customer service capability. IT services revenue, which is lower margin than Telecom’s traditional revenue streams, had increased sales costs of 23.3% in 2007.

Significant changes in Australian operations

Competitive conditions impacting Telecom’s Australian operations continue to be highly challenging. Retail prices continue to decline across most product categories, while margins remain under significant pressure. These negative trends have been exacerbated by the cessation of substantial corporate and government contracts.

To respond to the challenges that the Australian operations are facing, further significant investment has been made in sales, customer service and IT capabilities in AAPT in order to support improved customer acquisition and retention programmes. This investment has had a negative impact on costs and free cash flow for Telecom’s Australian operations for 2007. Implementation of the IT platform to enable the provision of an improved customer experience, the Hyperbaric project, was launched in June 2007. This continues the progress of the Consumer & Small Enterprise operations to the next generation business model. However, as Hyperbaric was launched at the end of 2007, it has not had a notable impact on the Australian operation’s financial results for 2007.

As noted above, Telecom acquired PowerTel during the year and plans to merge it with Telecom’s existing AAPT business. This should lead to significantly improved access economics and network scale for Telecom and provide a stronger platform for competition in the corporate consumer and small and medium enterprise, and wholesale market segments. Access economics should improve through a function of faster migration to PowerTel’s established IP network platform, improved direct metro fibre access reach and customer migration to an ADSL 2+ access platform.

The acquisition of PowerTel should assist in achieving several of Telecom’s strategic and commercial ambitions with respect to its investment in AAPT and Australia more broadly. While a detailed integration plan has yet to be finalised, the Hyperbaric platform will be implemented across PowerTel’s access network and existing indirect dealer channel.

It remains to be seen, however, whether Telecom can successfully manage the integration and other risks involved in the PowerTel acquisition, such as the operational and customer management risks around the migration of AAPT’s customers onto PowerTel’s network.

Technological Developments

Technology has a fundamental impact on Telecom’s business and the results that it generates. The core of Telecom’s revenues has traditionally been generated by its fixed line PSTN network.

Implementation of an IP-based NGN over several years should enable Telecom to introduce new IP-based products and services to its customers more quickly than was previously possible. Telecom anticipates that the NGN will help manage operating costs by reducing the costs of provisioning, delivery, and network support. If, however, existing legacy systems cannot be decommissioned when the new NGN platform is completed, these operating cost savings may not be achieved as Telecom would bear the additional cost of supporting multiple platforms, see “Item 3 – Risk Factors”.

Technological developments are also having a significant impact in Telecom’s New Zealand mobile operations. Telecom currently operates a CDMA mobile network in New Zealand and closed its TDMA network in 2007. As noted above, Telecom has announced that it will develop a WCDMA network and GSM-Edge network that will involve significant capital expenditure and maintenance of two mobile platforms while customers are transitioned to the WCDMA and GSM-Edge network. Migration is planned to occur over several years.

Implementation of NGT and NGN

In the absence of a major strategic change to its business model, Telecom expects that its operating earnings will decline over the next five years as a result of regulatory, competitive and technology pressures and the impact that this is having on Telecom’s traditional high-margin telecommunications business. While Telecom is pursuing strategies to mitigate the decline in the core telecommunications business (principally through aggressive promotion of products and bundled offers that deepen Telecom’s relationship with its customers and hence reduce the threat of loss of the fixed line access relationship), it believes that the most likely way to deliver improved financial results is for it to implement a lower cost, more efficient business model.

As a result, Telecom is developing its NGT business models, which aims to create a significantly simpler and lower cost operating model. The key components of this programme are:

•	A substantial reduction in the number of products offered by Telecom

Telecom has historically operated a highly customised approach to product development. Within the business market products have been extensively tailored to individual customer needs resulting in a proliferation of discrete products. Within the consumer and business markets, a large number of plans and options have been created to address particular niches or for individual promotion or managed customer requirements. The complexity created by delivering such a large product set drives costs in provisioning, billing and support, and significantly increases the time required for Telecom to take new services to market and to build and implement new information systems.

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

In line with the reduced product set, Telecom also aims to move to a simpler pricing model. Greater use of subscription-based billing (where customers pay a fixed monthly fee to receive a set bundle of services, regardless of the level of usage) is likely to be made.

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

Telecom currently employs multiple discrete network platforms to deliver its existing products. It is currently part way through a multi-year programme to deliver the NGN. The goal of the NGN project is to create a single integrated IP-based network to replace Telecom’s multiple legacy platforms.

Implementation of the NGN has the potential to reduce operating costs through simplification. By reducing the number of platforms that Telecom needs to support, network maintenance and development costs will potentially reduce. Achieving cost reductions will be dependent on Telecom’s ability to successfully shift customers off legacy platforms and to close these down. Implementing the NGN will also potentially enable Telecom to expand its revenue base through the delivery of new IP-based services.

•	Optimising capital expenditure

A significant focus of NGT will be on attempting to ensure that Telecom obtains the maximum benefit from each dollar of capital expenditure. This will involve making trade-offs between competing capital projects in order to ensure that capital funds are applied to the highest return projects and seeking to keep expenditure on legacy systems to a minimum.

Other than the NGN implementation, which predates NGT and hence for which detailed plans are already in existence, the NGT initiatives have currently only been defined at a broad level. Telecom is currently in the process of formulating the detailed planning and decision work required to implement NGT at an operational level. It is currently expected that the majority of Telecom’s customers will be on NGT offers by December 2012.

Implementation of operational separation may require Telecom to divert both capital and human resource from building its NGT and NGN and could delay the implementation of customer services over NGT and NGN.

In addition, successful implementation of the NGT and NGN should not be assumed as there are both significant risks involved in the execution and delivery of the programme, as well as uncertainties regarding customer acceptance and ongoing support for NGT.

Segmental Reporting

During 2006 Telecom restructured its New Zealand business in line with Telecom’s customer segments. Reporting to Telecom’s senior management on the restructured business commenced in July 2006 and prior periods have been restated.

Telecom’s segments are:

•	NZ Business;

•	NZ Consumer;

•	NZ Technology and Enterprises; and

•	Australian Operations;

It is likely that Telecom’s reportable segments will change after the implementation of operational separation to the extent that operational separation changes the internal reporting of Telecom’s New Zealand operations. This may include internal transactions, such as the allocation of overheads and internal trading. Given that these activities did not occur during 2006 and 2007 and are unlikely to occur during 2008, it is probable that it will not be practical to perform a three year segmental comparison after that change.

CRITICAL ACCOUNTING POLICIES

As set out above, Telecom’s consolidated financial statements are prepared in accordance with NZ IFRS. Telecom’s significant accounting policies are set out in Note 1. Preparing these financial statements requires management to make estimates and judgements that affect reported amounts and disclosures in the financial statements. These estimates and judgements are based on historical experience and other factors that management considers relevant in the circumstances. Of the significant accounting estimates and judgements made by Telecom, management considers that the following are the most critical. Where the accounting policy is significantly different under US GAAP, the US GAAP policy is also described.

Valuation of goodwill

Goodwill arising from the acquisition of a business or shares in subsidiaries is not amortised for either NZ IFRS or US GAAP purposes, but instead is subject to an impairment test at least annually (or more frequently if circumstances indicate that an impairment may have occurred). The initial determination of goodwill is dependent on the allocation of the purchase price to the assets and liabilities acquired. This allocation is based on management’s judgement of the fair value of those assets and liabilities acquired.

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

During 2006, a goodwill impairment charge totalling $834 million pertaining to AAPT was recognised as a result of a significant downwards revision in the assessment of the value of Telecom’s Australian operations. Under US GAAP this goodwill impairment charge was $952 million. As a result of this impairment charge, all goodwill relating to AAPT was written off at 30 June 2006.

Goodwill of $63 million arose on the acquisition of PowerTel in 2007. Other goodwill of $105 million at 30 June 2007 largely arose on the purchase of Gen-i and Computerland in 2005. Management considers the carrying value of the remaining goodwill to be recoverable.

Valuation of investments

Telecom holds long-term investments that comprise minority shareholdings in unlisted companies. Equity investments where Telecom does not have significant influence are required by NZ IFRS to be recognised at fair value unless it is not possible to determine fair value with sufficient reliability.

Telecom’s long-term investments of $494 million at 30 June 2007 consisted principally of investments in privately held entities. The main item within this balance is Telecom’s investment in Hutchison 3G Australia. The stake in Hutchison 3G Australia is particularly difficult to value given the fact that this business is still in a relatively early stage in its life cycle and is embarking on a period of rapid growth as the business attempts to achieve the scale required to generate a satisfactory return on its equity in the long run. The value of this entity arises from future cash flows that are highly uncertain.

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

In assessing whether there has been an impairment, consideration is given to the financial performance of the investee and other factors that impact management’s expectation of recovering the value of the investment. This assessment also requires management to make judgements about the expected future performance and cash flows of the investee, and an appropriate discount rate, in order to determine the fair value of investments based on discounted expected cash flows of investees. This is a difficult exercise to perform in relation to Hutchison 3G Australia for the precise reasons set out above as to why the investment is carried at cost. Nonetheless, taking into account the evidence available at 30 June 2007, management currently considers the carrying value of Telecom’s investment in Hutchison 3G Australia to be recoverable.

Accounting for property, plant and equipment and finite-lived intangible assets

Telecom has a significant investment in long-lived property, plant and equipment assets, principally telecommunications plant and equipment and other IT assets. Telecom also has substantial investments in finite-lived intangible assets, principally software and international cable capacity. At 30 June 2007, the net book value of Telecom’s property, plant and equipment and finite-lived intangible assets was $4,449 million, representing 53.8% of Telecom’s total assets.

These assets are initially recorded at cost, which comprises costs directly attributable to bringing the item to working condition for its intended use, including capitalised interest. Judgements must therefore be made about whether costs incurred relate to bringing an item of property, plant and equipment or an intangible asset to working condition for its intended use and therefore are appropriate for capitalisation as part of the cost of the asset or whether they should be expensed as incurred. Where assets are internally constructed, this will also entail assigning an appropriate amount of overhead costs to construction activities. As there is no direct causal link between construction activities and overheads, allocation models are necessary to apply overheads to capital projects. These models are based on analysis of costs incurred in prior years, updated to reflect changes in work patterns where necessary.

For internally constructed assets capitalisation only occurs where it is considered there is sufficient probability that the project will successfully generate an asset to be used in future operations. In capitalising costs, judgements must, therefore, be made about the likelihood of project success. Such judgements can be difficult where the project involves the application of unproven technology.

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

Telecom periodically reviews the useful lives and salvage values of its property, plant and equipment and finite-lived intangible assets to ensure that these remain appropriate. Remaining asset lives and salvage values are adjusted where necessary to reflect changes in conditions since the asset was brought into service. Adjustments to asset useful lives and salvage values could have a material impact on depreciation and amortisation expense given the significant carrying value of property, plant and equipment and finite-lived intangible assets. There were no significant changes in either asset lives or salvage values during the three year period.

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

Under US GAAP, long-lived assets to be held and used are evaluated when there is an indication that impairment exists. An asset is considered impaired if its carrying value exceeds the future (undiscounted) cash flows expected to be generated by the asset. In such cases, the asset is then written down to its fair value.

In 2006 impairment write-downs totalling $373 million were made in respect of property, plant and equipment of Telecom’s Australian operations. This reflected the fact that it was determined that the cash flows expected to be generated by the asset grouping as a whole were not sufficient to support their carrying value.

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

Telecom’s doubtful debt provision for 2007, 2006 and 2005 is included in the table below:

	Telecom Group
(Dollars in millions)	Balance at beginning of period $	Charged to costs and expenses $	Balance written off against provision $	Release from provision $	Balance at end of period $
30 June 2007	39	33	(28)	—	44
30 June 2006	42	34	(37)	—	39
30 June 2005	61	40	(59)	—	42

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

Under US GAAP, deferred tax assets are generally recognised for all deductible temporary differences and a valuation allowance is established when management considers the likelihood of not realising the benefit of deferred tax assets is more likely than not. Further details on Telecom’s deferred tax assets, valuation allowances and deferred tax liabilities under US GAAP are disclosed in Note 39.

Additional Critical Accounting Policy under US GAAP

In Note 39, Telecom presents a reconciliation of a number of its NZ IFRS measures to those that would be reported under US GAAP. In addition to the critical accounting policies applicable in determining certain of the NZ GAAP financial measures, the following critical accounting policy is solely applicable to the determination of certain financial measures under US GAAP.

Consolidation of Variable Interest Entities (VIE)

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

Impact of Recently Issued Accounting Standards

United States

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (FIN 48), an interpretation of SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for annual periods beginning on or after 15 December 2006. Telecom will adopt FIN 48 in 2008 and is currently assessing the impact of the adoption of this standard on the Group’s consolidated financial statements.

During September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. This interpretation was effective for the first fiscal year ending after 15 November 2006. The adoption of this interpretation did not have an impact on Telecom’s financial position or results of operations.

In September 2006, the FASB issued FAS 157 “Fair Value Measurements”. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. FAS 157 is effective for annual periods beginning on or after 15 November 2007. Telecom will adopt FAS 157 in 2008 and is currently assessing the impact of the adoption of this interpretation on the Group’s results and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, including an amendment of FASB Statement No. 115. SFAS 159 permits entities to measure eligible assets and liabilities at fair value. Unrealised gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after 15 November 2007. Telecom has not yet determined whether it will adopt this optional standard.

NZ IFRS

In September 2006, the ASRB approved the issue of NZ IFRS 7 ‘Financial Instruments—Disclosures’. NZ IFRS 7 introduces new requirements to improve the disclosure of information in financial statements regarding financial instruments. NZ IFRS 7 is effective for annual periods beginning on or after 1 January 2007, with early application permitted. The Group intends to adopt this standard in the 2008 financial year. The standard is not expected to significantly impact the Group but may change the Group’s disclosure in relation to financial instruments.

In December 2006, the ASRB approved the issue of NZ IFRS 8 ‘Operating Segments’. NZ IFRS 8 introduces a management reporting approach to identifying and measuring the results of reportable operating segments and replaces IAS 14. NZ IFRS 8 is effective for annual periods beginning on or after 1 January 2009, with early application permitted. The Group intends to adopt this standard in the 2008 financial year. The standard is not expected to significantly impact the Group but may change the Group’s disclosure in relation to segment information.

NZ IAS 23 Revised, ‘Borrowing Costs’ (effective for annual periods beginning on or after 1 January 2009, with early application permitted). The Group intends to adopt this standard in the 2008 financial year and no impact is expected from the adoption of this standard.

In September 2006, the ASRB approved the issue of NZ IFRIC 10 ‘Interim Financial Reporting and Impairment’. NZ IFRIC 10 addresses the apparent conflict between the requirements of IAS 34 ‘Interim Financial Reporting’ and the requirements in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. NZ IFRIC 10 is effective for annual periods beginning on or after 1 November 2006, with early application encouraged. The Group intends to adopt this interpretation in the 2008 financial year. No impact is expected from the adoption of this interpretation.

In December 2006, the ASRB approved the issue of NZ IFRIC 11 ‘Interpretation of NZ IFRS 2 – Group and Treasury Share Transactions’. NZ IFRIC 11 provides guidance on applying NZ IFRS 2 in three particular circumstances. NZ IFRIC 11 is effective for annual periods beginning on or after 1 March 2007, with early application permitted. The Group intends to adopt this interpretation in the 2008 financial year. No impact is expected from the adoption of this interpretation.

In June 2007, the International Accounting Standards Board (‘IASB’) approved the issue of IFRIC 13 ‘Customer Loyalty Programmes’ which addresses how companies, that grant their customers loyalty award credits (sometimes referred to as ‘points’) when buying goods or services, should account for their obligation to provide free or discounted goods or services, if and when the customer redeems the points. IFRIC 13 is effective for annual periods beginning on or after 1 July 2008, with early application permitted. The Group intends to adopt this interpretation in the 2009 financial year and is evaluating the impact of adoption.

US GAAP reconciliation

The consolidated financial statements are prepared in accordance with NZ IFRS, which differ in certain significant respects from US GAAP. These differences, and the effect of the adjustments necessary to present certain financial measures in accordance with US GAAP, are detailed in Note 39.

Impact of differences between NZ IFRS and US GAAP

As a result of the differences between NZ IFRS and US GAAP, Telecom’s US GAAP earnings from continuing operations for 2007 were $961 million compared with NZ IFRS earnings from continuing operations of $844 million. For 2006 US GAAP loss from continuing operations was smaller than its NZ IFRS loss from continuing operations by $370 million. For 2005 US GAAP earnings from continuing operations were greater than its NZ IFRS earnings from continuing operations by $8 million. US GAAP earnings from discontinued operations were the same as NZ IFRS earnings from discontinued operations for each year in the three year period.

In 2007, US GAAP earnings from continuing operations were greater than NZ IFRS earnings from continuing operations principally due to two adjustments, one relating to derivative financial instruments, the other relating to the repayment of an advance from an associate, offset by the tax impact of these adjustments. Hedge accounting is not applied for US GAAP purposes and, accordingly, the change in valuation of a gain of $49 million was recorded in earnings. The associate advance had been written down under US GAAP therefore upon repayment of this advance by the associate a gain of $85 million was recognised in US GAAP earnings.

US GAAP loss from continuing operations for 2006 was smaller than NZ IFRS loss from continuing operations principally owing to a gain of $526 million arising on the deconsolidation of Southern Cross. Partly offsetting this were charges of $128 million on the revaluation of derivative financial instruments and $118 million in relation to the impairment write-down of Telecom’s Australian operations. Hedge accounting is applied to derivative financial instruments for NZ IFRS purposes, with changes in valuation being recorded in equity. Hedge accounting is not applied for US GAAP purposes and, accordingly, changes in valuation are recorded in earnings. The charge in relation to the impairment write-down resulted from the fact that the carrying value of Telecom’s Australian operations under US GAAP was higher than the carrying value under NZ IFRS due to the earlier cessation of amortisation of goodwill.

US GAAP earnings from continuing operations for 2005 were greater than NZ IFRS earnings from continuing operations principally owing to an unrealised gain of $38 million in respect of the revaluation of derivative financial instruments. This gain was partly offset by losses of $21 million recorded by Southern Cross that were consolidated by Telecom for US GAAP purposes in accordance with FIN 46R.

CONSOLIDATED RESULTS OF OPERATIONS

Reported results under NZ IFRS are summarised in the table below.

	Year ended 30 June
	2007 $m	2006 $m	2005 $m	2007/2006 % change	2006/2005 % change
Operating revenues and other gains	5,582	5,555	5,564	0.5	(0.2)
Labour	(773)	(760)	(705)	1.7	7.8
Intercarrier costs	(1,220)	(1,199)	(1,185)	1.8	1.2
Other operating expenses	(1,603)	(1,497)	(1,417)	7.1	5.6
Impairment	—	(1,301)	(24)	(100.0)	NM [1]
Other expenses	(52)	(34)	(35)	52.9	(2.9)
Depreciation	(500)	(536)	(544)	(6.7)	(1.5)
Amortisation	(152)	(163)	(148)	(6.7)	10.1
Interest income	59	28	31	110.7	(9.7)
Interest expense and other finance costs	(289)	(282)	(320)	2.5	(11.9)
Share of associates’ losses	(3)	—	—	—	—
Net earnings/(loss) before income tax	1,049	(189)	1,217
Income tax expense	(205)	(351)	(343)	(41.6)	2.3
Net earnings/(loss) from continuing operations	844	(540)	874
Net earnings from discontinued operations	2,183	109	96	NM [1]	13.5
Net earnings/(loss) for the year	3,027	(431)	970
Minority interests in earnings of subsidiaries	(3)	(4)	(3)	(25.0)	33.3
Net earnings/(loss) attributable to shareholders	3,024	(435)	967

[1]	Not meaningful

Components of earnings are analysed in further detail below.

Reported NZ dollar results from Telecom’s Australian operations have been impacted by movements in exchange rates. The average NZD:AUD exchange rates for 2007, 2006 and 2005 are shown in the table below.

	Year ended 30 June
	2007	2006	2005	2007/2006 % change	2006/2005 % change
Average NZD:AUD exchange rate	0.8717	0.8949	0.9247	(2.6)	(3.2)

The average exchange rate for 2007 and 2006 is lower than the average exchange rate for the previous year, resulting in an equivalent increase in reported NZ dollar revenues, expenses and earnings for Australian operations. In order to remove the impact of exchange rates from the following analysis, both NZ dollar reported results and underlying Australian dollar results are included in the tables below, with discussion and analysis based on the underlying Australian dollar results.

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

Revenues from Telecom’s traditional calling business have declined during the three year period owing to competitive pressures and the impact of product substitution. This continues a trend evident in recent financial years. Telecom has sought to offset this by expanding its revenues from newer communications technologies (particularly mobile and broadband) and expanding its scope of operations into areas such as IT solutions. These growth areas generally offer lower margins than the traditional fixed line telephony business. Telecom expects competition and substitution to continue to impact its calling revenues, which may be exacerbated by the regulatory proposals around local loop unbundling and naked DSL.

A breakdown of reported Telecom Group revenues is provided in the table below.

Group Revenues

	Year ended 30 June
	2007 $m	2006 $m	2005 $m	2007/2006 % change	2006/2005 % change
Local service	1,084	1,081	1,101	0.3	(1.8)
Calling
National	816	897	972	(9.0)	(7.7)
International	472	442	415	6.8	6.5
Other	48	46	48	4.3	(4.2)
Total calling	1,336	1,385	1,435	(3.5)	(3.5)
Interconnection	187	201	203	(7.0)	(1.0)
Mobile	895	869	835	3.0	4.1
Data	561	602	602	(6.8)	—
Broadband and internet	485	448	376	8.3	19.1
IT Services	380	346	308	9.8	12.3
Other operating revenues
Resale	399	363	337	9.9	7.7
Equipment	52	55	69	(5.5)	(20.3)
Miscellaneous other	164	145	137	13.1	5.8
Dividends from investments	19	—	7	NM [1]	NM [1]
Total other operating revenues	634	563	550	12.6	2.4
Total operating revenues	5,562	5,495	5,410	1.2	1.6
Other gains	20	60	154	(66.7)	(61.0)
Operating revenues and other gains	5,582	5,555	5,564	0.5	(0.2)

[1]	Not meaningful

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

Since November 2004, Telecom has been required to provide local service products on a wholesale basis to other carriers for resale to their consumer customers (business wholesale access has been available for several years). This has so far led to a very small reduction in Telecom’s retail market share for local service. The introduction of LLU and naked DSL is expected to result in a more significant loss of market share in local service as a result of customers shifting their local service connections to other providers (LLU) or ceasing to have a fixed line connection and instead using mobile or VoIP services for voice calling (naked DSL). Similarly, the likely introduction of such service by Vodafone, using its existing mobile network, may result in a loss of market share in local service. If Telecom does lose market share in local service, this may also negatively impact calling revenues, as customers will generally choose the same service provider for national and international calling as they do for local service.

Telecom only generates a limited amount of local service revenue in Australia, owing to the limited number of customers who are directly connected to AAPT’s infrastructure. AAPT resells Telstra’s local service products to a large number of its consumer customers. Revenues from this activity are included as Resale revenue within Other Operating Revenues.

Local Service

	Year ended 30 June
	2007	2006	2005	2006/2007 % change	2005/2006 % change
New Zealand (NZ$m)	1,049	1,049	1,063	—	(1.3)
Australia (NZ$m)	35	32	38	9.4	(15.8)
Local service revenue (NZ$m)	1,084	1,081	1,101	0.3	(1.8)

Australian revenues in local currency
Australia (A$m)	30	29	36	3.4	(19.4)

New Zealand access lines at year end
Residential (000s)	1,403	1,414	1,417	(0.8)	(0.2)
Business (000s)	303	303	305	—	(0.7)
Centrex (000s)	63	66	68	(4.5)	(2.9)

In New Zealand, local service revenue remained stable in 2007 and decreased by NZ$14 million (1.3%) in 2006. 2007 revenues were stable as the decline in calling revenue was offset by an increase in access revenues due to a consumer price index increase in March 2006. The decrease in 2006 was primarily the result of a decline in local call revenues due largely to businesses migrating from dial-up internet access to broadband, and declining call volumes as a result of competitive pressure.

The increase in service pricing in New Zealand was owing to adjustments in Telecom’s service pricing reflecting inflation (as measured by the CPI). Telecom is entitled to increase consumer access prices in line with growth in the CPI under the terms of the TSO, however, increasing competitive pressure may restrict Telecom’s ability to further raise access prices in the future.

At 30 June 2007, 118,000 of Telecom’s consumer access lines and 50,000 of Telecom’s business access lines were wholesale connections (30 June 2006: 68,000 consumer and 50,000 business). As noted above, an increase in the number of wholesale connections has the potential to negatively impact calling revenue, as well as local service revenue (as wholesale connections have lower margins than retail connections).

In Australia, local service revenues remained comparable in 2007 to 2006. The decline in 2006 as compared to 2005 was due to a loss of volume in the business and corporate sector, reflecting the loss of a small number of substantial customers.

National calling

National calling revenue is derived from calls from one fixed line to another fixed line outside the local free calling area, calls from a fixed line terminating on a mobile network, calls to toll free numbers (which in New Zealand have the dialling prefix 0800 and are paid for by the receiver) and operator-assisted calls.

National Calling

	Year ended 30 June
	2007	2006	2005	2007/2006 % change	2006/2005 % change
New Zealand (NZ$m)
National calls	165	193	219	(14.5)	(11.1)
Calls to mobile networks	280	294	298	(4.8)	(1.3)
National 0800	89	90	98	(1.1)	(8.2)
	534	577	615	(7.5)	(5.9)
Australia (NZ$m)
National calls	125	119	140	5.0	(15.7)
Calls to mobile networks	157	201	217	(21.9)	(7.4)
	282	320	357	(11.9)	(10.6)
Total national calling revenue	816	897	972	(9.0)	(7.7)
Australian revenues in local currency
Australia (A$m)
National calls	63	94	136	(33.0)	(24.3)
Calls to mobile networks	181	190	193	(4.7)	(4.7)
	244	284	329	(14.1)	(12.8)
National calling minutes (m)
New Zealand	3,068	3,238	3,304	(5.3)	(2.0)
Australia	1,769	2,003	2,671	(11.7)	(2.6)

In New Zealand, Telecom’s calling revenue continued to decline, decreasing by $43 million (or 7.5%) in 2007 compared to 2006 due to lower call minutes and average prices resulting from the impacts of competition and fixed to mobile substitution. Competition has resulted in decreased prices with increased use of capped rates and other forms of discounting to attract and retain customers in a competitive market. Some reduction in market share has also occurred.

Product substitution has also had an impact on national calling revenue. Other communication alternatives, particularly email, internet and mobile phones, are increasingly being used by customers instead of fixed line calling. This has been a factor in declining national calling minutes in New Zealand.

Revenue from calls to mobile networks comprises a substantial portion of calling revenue. The Commerce Commission proposed regulating the cost of terminating fixed line calls on mobile networks. The Commerce Commission recommended indicative prices of 15 cents trending down to 12 cents in 2010. Telecom and Vodafone both put commercial proposals to the Minister for a gradual reduction in price over a five-year period, which the Minister accepted. Hence there is an expectation that lower termination rates will flow directly through into lower retail prices for calls to mobile networks. As a result, it is expected that revenues from calls to mobile networks will decline in future (with an offsetting decrease in interconnection costs for those calls terminating on competitors’ networks).

In Australia, the decline in revenue from both national calls and calls to mobile networks was largely the result of lower prices reflecting competitive activity in the market. Promotional activities and the use of price caps as well as growth in lower margin wholesale traffic in the business sector resulted in a decline in the average price per minute. There was also some loss of volumes in national calling as a result of fixed to mobile substitution in the consumer sector and the loss of a high volume, low margin customer in the business segment.

International calling

International calling revenue for New Zealand comprises:

•	outward calling revenue, where New Zealand customers make calls from fixed networks originating in New Zealand and terminating overseas;

•	inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s fixed or mobile networks or calls terminating on other companies’ networks; and

•	transit calling revenue, where Telecom acts as an intermediary carrier of international calls.

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

Australian international calling revenues are derived from outward calls originated by AAPT and TCNZA’s business and consumer customers.

International Calling

	Year ended 30 June
	2007	2006	2005	2007/2006 % change	2006/2005 % change
New Zealand (NZ$m)
International outward	121	128	137	(5.5)	(6.6)
International inward	32	33	44	(3.0)	(25)
International transit	227	182	142	24.7	28.2
	380	343	323	10.8	6.2
Australia (NZ$m)	92	99	92	(7.1)	7.6
Total international calling revenue	472	442	415	6.8	6.5

Australian revenues in local currency
Australia (A$m)	80	89	85	(10.1)	4.7
International calling minutes (m)
New Zealand	4,573	4,133	3,141	10.6	31.6
Australia	821	877	776	(6.4)	13

Total New Zealand international calling revenue increased by $37 million (10.8%) in 2007 as a result of growth in transit revenues. As noted above, gross transit revenues exhibit significant volatility. In 2006, there was a shift in revenue mix from higher margin destinations to lower margin destinations.

This resulted in growth in volumes (reflected in the growth in total calling minutes for New Zealand of 31.6%), but was offset by a significant decrease in the average price per minute. As a result, the increase in transit revenue was exactly matched by the increase in intercarrier costs for transits.

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

In Australia international calling revenues have fluctuated with volumes, primarily due to changes in wholesale volumes.

Interconnection

Interconnection revenue arises where Telecom terminates calls originating on other carriers’ networks, both fixed line or mobile.

Interconnection

	Year ended 30 June
	2007	2006	2005	2007/2006 % change	2006/2005 % change
New Zealand (NZ$m)	146	159	160	(8.2)	(0.6)
Australia (NZ$m)	41	42	43	(2.4)	(2.3)
Interconnection revenue	187	201	203	(7.0)	(1.0)

Australian revenues in local currency
Australia (A$m)	36	37	40	(2.7)	(7.5)

New Zealand interconnection revenue decreased during 2007 by $13 million (8.2%) due to a reduction in revenue billed to interconnection carriers, with a corresponding decrease in intercarrier costs. In 2006, New Zealand interconnection revenue was stable compared with 2005, reflecting an increase in the volume of text messaging offset by lower average prices.

As noted in the discussion of “National Calling” revenue above, the Commerce Commission recommended regulating the mobile termination price for voice calls on mobile networks. Telecom and Vodafone both made commercial proposals for a gradual reduction in price over a five-year period, which was accepted. Hence there is an expectation that lower termination rates will flow directly through into lower retail prices and as a result, it is expected that interconnection revenues for those calls will decrease. Telecom is currently a net payer of mobile interconnection (i.e. mobile interconnection costs exceed mobile interconnection revenue, as Telecom sends more traffic to other carriers than it receives in return).

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

In New Zealand, there has been a significant migration of the customer base from the legacy TDMA network to the CDMA network. The TDMA network was closed in 2007.

Telecom’s mobile voice revenue declined marginally (decline of 0.8%) principally due to a decline in voice ARPU (decline of 7.1%) offset by increased average numbers of customers. ARPU fell due to the impact of competition on pricing in an increasingly saturated market.

Telecom’s mobile data revenue (from text messaging and data services provided across mobile devices) continued to increase in New Zealand, with an increase of $47 million (27.5%) in 2007 (and a 54.1% increase in 2006). Revenues were maintained by the continuation of monthly caps on billings for text messaging, which led to increased connection numbers and usage. Customers are currently billed no more than $10 per month for up to 500 text messages (some plans offer a greater number of text messages to other Telecom subscribers also for $10 per month).

Market penetration of mobile connections has exceeded 100% and the rate of growth has slowed toward the end of 2007 and it is unlikely that growth rates experienced over the three year period will be experienced in future periods. Future mobile data revenue growth is expected to be driven more by applications and content than by text messaging (which is currently the most significant driver). Future mobile voice revenues will be driven by share of connections and rate of substitution from fixed line services. During 2007 Telecom has continued to focus on the convergence of fixed and mobile services with converged product offerings.

In Australia, AAPT resells other carriers’ mobile services. In 2004 AAPT ceased marketing mobile as a stand-alone product. AAPT now offers mobile services solely to customers as part of a bundle of telecommunications services. In July 2007 AAPT sold its unbundled mobile customer base to CS Mobile. As a result, AAPT now only has bundled mobile customers.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Mobile	2007	2006	2005
New Zealand (NZ$m)	816	774	706	5.4	9.6
Australia (NZ$m)	79	95	129	(16.8)	(26.4)
Mobile revenue (NZ$m)	895	869	835	3.0	4.1
Australian revenues in local currency
Australia (A$m)	69	86	123	(19.8)	(30.1)
Mobile connections at year end
New Zealand (000s)	1,977	1,703	1,601	16.1	6.4
Australia (000s)	150	162	158	(7.4)	2.5

Growth in New Zealand mobile revenue of $42 million (5.4%) was driven by growth in mobile data revenue, which represents 27% of New Zealand mobile revenue, reflecting increased volume of text messaging, greater penetration of high speed mobile data services and growth in the customer base. The customer base has continued to grow despite the high penetration in the New Zealand market with connections of 1,977,000 in 2007 (an increase of 16.1%) from 1,703,000 in 2006, which includes a one-off adjustment of 199,000 non-active TDMA connections from the base with the TDMA network closure. Of the 30 June 2007 total connection base, 40.7% were post-paid connections, while 59.3% were pre-paid connections.

Customer acquisition has been pursued aggressively for much of the previous two years, which has resulted in the growth in the customer base. While increasing revenues, this has had a negative impact on cost of sales owing to the commissions, subsidies and other promotional offers required to achieve connection growth.

In Australia, mobile revenues declined as a result of lower average customer numbers during the period, reduced revenue from handset sales and a shift in customer mix from stand-alone mobile customers to bundled customers. Bundled customers displayed lower usage than stand-alone customers (hence generating lower revenues), however, they also displayed lower churn rates.

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

ARPU is a non-GAAP financial measure and is not prepared in accordance with either NZ IFRS or US GAAP. It is not uniformly defined nor utilised by all companies in the telecommunications industry. Accordingly, this measure may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with NZ IFRS or US GAAP.

The calculation of Telecom’s mobile ARPU and its reconciliation to the NZ IFRS measure of mobile revenue is shown below.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
ARPU	2007	2006	2005
Total mobile revenue (NZ$m)	816	774	706	5.4	9.6
Less handset sales and non-customer revenues (NZ$m)	76	77	84	(1.3)	(8.3)
Mobile voice and data revenue (NZ$m)	740	697	622	6.2	12.1
Average customers (000s)	1,845	1,723	1,446	7.1	19.2
ARPU (NZ$ per month)	33.4	33.7	35.8	(0.9)	(5.9)
Total mobile revenue (NZ$m)	816	774	706	5.4	9.6

The relatively stable ARPU in 2007 compared to 2006 was a result of a decline in ARPU from post-paid customers and increased ARPU from pre-paid customers. Post-paid ARPU has decreased due to the impact of competition on pricing and the dilution impact of the integrated call plan offering that has a zero access fee element. Prepaid ARPU increased due to a combination of increased data revenues and the removal of inactive connections from the TDMA connection base.

The reduction in ARPU in 2006 compared to 2005 principally reflected an increasing proportion of pre-paid and “Go One Bill” customers in the connection base, as these customers have a considerably lower ARPU than other post-paid customers. Go One Bill is an integrated call plan offering with a zero access fee where customers are billed monthly in arrears for mobile calls at pre-paid rates.

Data

Data revenues arise from meeting customers’ non-voice communications needs. There has been a shift away from traditional dedicated circuit/leased line data products towards IP-based data products given the increased flexibility and cost-efficiency that these products offer. Data revenue is primarily derived from business customers.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Data	2007	2006	2005
New Zealand (NZ$m)	421	438	414	(3.9)	5.8
Australia (NZ$m)	140	164	188	(14.6)	(12.8)
Total data revenue	561	602	602	(6.8)	—
Australian revenues in local currency
Australia (A$m)	121	148	174	(18.2)	(14.9)

The decline in data revenue of 6.8% in 2007 has been driven by a decrease in traditional data services across the three year period, offset by increased managed IP data services. Across both traditional and managed IP data services, business data and wholesale data continue to decline due to the effect of new regulatory pricing impacts.

In Australia, data revenues declined due to the cessation of the “VicOne” contract with the Victorian State Government, the cessation of the “Tradegate” contract with the Department of Customs, the loss of one high volume low margin corporate customer and price decreases on the negotiation of new contracts.

Broadband and internet

Telecom markets DSL services in New Zealand under the Yahoo!Xtra brand. Broadband connections have continued to grow across the three year period. This increase in the customer base has, however, resulted in increased operating costs as a result of promotional offers and subsidies provided in order to stimulate demand, as well as increased installation and customer care costs.

In 2006, the Government announced a range of regulatory measures aimed at increasing the rate of broadband penetration and the level of competition to Telecom’s services. These included the regulation of UBA services (including naked DSL) and LLU. Naked DSL and LLU pose threats to Telecom’s fixed line access relationship with customers and could accelerate the rate of decline in traditional telephony services such as calling. These regulatory measures are also likely to have the effect of accelerating broadband penetration and may result in further downward pressure on wholesale and retail broadband prices.

Telecom remains focused on growing broadband penetration as a driver of future business growth. Telecom is investing in ADSL2+ technology to deliver significantly higher broadband speeds in the future, which will enable the delivery of higher bandwidth services.

AAPT has also seen strong growth in demand for broadband services, which has resulted in strong growth in broadband and internet revenues for Telecom’s Australian operations.

Internet revenue arises from the provision of dial-up internet access. Internet access is generally priced on the basis of a flat monthly rate, therefore revenue is primarily driven by the number of active dial-up customers. In Telecom’s New Zealand operations, the number of dial-up internet customers has been declining as an increasing number of customers upgrade from dial-up internet to broadband services. This has resulted in a decline in internet revenue and is a trend that is expected to continue.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Broadband and internet	2007	2006	2005
New Zealand (NZ$m)	325	336	285	(3.3)	17.9
Australia (NZ$m)	160	112	91	42.9	23.1
Total broadband and internet revenue (NZ$m)	485	448	376	8.3	19.1

Australian revenues in local currency
Australia (A$m)	139	101	84	37.6	20.2

Broadband connections at year end
New Zealand (000s)	605	435	258	39.1	68.6
Australia (000s)	174	102	27	70.6	277.8

Active dial-up connections at year end
New Zealand (000s)	238	310	374	(23.2)	(17.1)
Australia (000s)	63	90	90	(30.0)	0.0

Combined broadband and internet revenue declined by 3.3% in New Zealand in 2007. Growth in New Zealand broadband revenue, resulted from growth in broadband connection numbers, was offset by a declining dial-up internet base as customers migrated from dial-up to broadband. Consumer broadband revenue increased in 2007, driven by the continued uptake of Telecom’s broadband service while business broadband revenue decreased driven by the alignment of prices for business customers with consumer pricing. Wholesale broadband revenue grew due to growth in the wholesale customer base.

In Australia, revenue growth reflects growth in broadband revenues as a result of significant growth in the consumer broadband customer base, while the dial-up customer base has declined.

IT Services

IT Services revenue is derived solely in New Zealand from providing services that meet customers’ integrated communications and technology needs. This includes procurement of IT equipment, provision of network-based application services, management of customers’ information, communications and technology services, and integration of these services.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
IT Services	2007	2006	2005
IT Services revenue (NZ$m)	380	346	308	9.8	12.3

IT services revenue grew by $34 million in 2007 and $38 million in 2006. Telecom is targeting further growth from its IT services business in future years, as it believes the IT services market will continue to grow and there is the potential for Telecom to increase its market share.

Resale

Resale revenue is earned solely in Australia from the resale to AAPT’s customers of Telstra’s local access services, primarily to Consumer customers.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Resale	2007	2006	2005
Resale revenue (NZ$m)	399	363	336	9.9	8.0
Australian revenues in local currency
Resale revenue (A$m)	346	325	310	6.5	4.8

Resale revenue from Consumer customers increased in 2007 by 9.9% due to strong growth in resale revenue from business customers, with growth coming primarily from wholesale operations, offset by decreases as a result of price reductions and price capping to retain market share in a very competitive market.

Miscellaneous other revenue

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Miscellaneous other revenue	2007	2006	2005
New Zealand (NZ$m)	127	76	79	67.1	(3.8)
Australia (NZ$m)	82	70	57	17.1	22.8
Total miscellaneous other revenue (NZ$m)	209	146	136	43.2	7.4
Australian revenues in local currency
Australia (A$m)	70	63	53	11.1	18.9

In New Zealand in 2007 the increases in miscellaneous revenue were driven by additional revenue accrued for the TSO receivable following recent draft determinations from the Commerce Commission relating to 2004/05 and 2005/06. In 2006 the increase in miscellaneous other revenue arose in Telecom’s Australian operations reflecting Gen-i services revenue not previously included within Australian operations and the introduction of new fee structures in the Consumer division.

Other gains

Other gains arise from activities outside Telecom’s normal operations or are of a size and/or infrequent nature that make them not comparable with other periods.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Other gains	2007	2006	2005
Other gains (NZ$m)	20	60	154	(66.7)	(61.0)

The other gain in 2007 represents a gain of $20 million recorded in September 2006 arising on the sale of Telecom’s interest in Telecom Samoa Cellular Limited. The other gain in 2006 represents a gain of $60 million pertaining to the acquisition of Southern Cross Cables (NZ) Limited (SCCL). SCCL’s sole asset at the time of acquisition was a carryforward tax operating loss. The value of this carryforward tax loss was $70 million and Telecom’s acquisition cost was $10 million. The value in excess of Telecom’s acquisition cost has been reflected as a gain in Telecom’s consolidated income statement for 2006.

Other gains for 2005 comprise the following five items:

•	a gain of $10 million realised from the sale of 15 of Telecom’s business-focused retail stores to the Leading Edge Group;

•	a gain of $9 million realised on the re-purchase of debt prior to its scheduled maturity;

•	$41 million of credit support fees that were due from Southern Cross;

•	a gain on sale of $8 million realised from the sale of Telecom’s 0.5% stake in Intelsat Limited for $22 million; and

•	a gain on sale of $86 million realised on the sale of Telecom’s 12% stake in Independent Newspapers Limited for $272 million.

Telecom Group Expenses

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

Excluding the impact of these items, increased operating expenses were recorded over the three year period as growth areas of the business, particularly mobile, broadband and IT services resulted in increased costs. Customer acquisition activity in mobile and broadband resulted in accelerating cost of sales growth and growth in IT services, a lower margin business, resulted in higher direct operating costs.

A breakdown of Telecom Group expenses is shown in the table below.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Group expenses	2007	2006	2005
Labour	773	760	705	1.7	7.8
Intercarrier costs	1,220	1,199	1,185	1.8	1.2
Other operating expenses	1,603	1,497	1,417	7.1	5.6
Impairment and other expenses	52	1,335	59	NM [1]	NM	[1]
Depreciation	500	536	544	(6.7)	(1.5)
Amortisation	152	163	148	(6.7)	10.1
Total expenses	4,300	5,490	4,058	(21.7)	35.3

[1]	Not meaningful

An analysis of significant line items within expenses follows.

Labour

Labour expense includes:

•	salary and wages of full-time and part-time employees;

•	the costs of contractors and temporary staff;

•	overtime and shift payments;

•	bonuses and commissions;

•	holiday pay and long service leave; and

•	other personnel costs including allowances, benefits and employee welfare costs.

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

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Labour	2007	2006	2005
New Zealand (NZ$m)	557	551	516	1.1	6.8
Australia (NZ$m)	216	209	189	3.3	10.6
Total labour expense (NZ$m)	773	760	705	1.7	7.8
Australian expenses in local currency
Australia (A$m)	185	190	175	(2.6)	8.6
Personnel numbers at year end
New Zealand	6,480	6,155	5,982	5.3	2.9
Australia	1,612	2,099	2,058	(23.2)	2.0
Total Group personnel numbers	8,092	9,033	8,560	(10.4)	5.5

Labour expense for New Zealand operations increased by 1.1% in 2007 and by 6.7% in 2006 as a result of growth in personnel numbers. This increase in personnel numbers was due to a move to build internal capability to support the IT capital programme, increased resources to support strategic initiatives (including additional call centre support and frontline sales) and in-sourcing core activities (broadband helpdesk and IT operations staff). Personnel numbers increased at year end hence the growth in personnel numbers is greater than the growth in personnel costs.

Australian labour expense increased largely due to higher personnel numbers during the year. The year end Australian personnel numbers were significantly lower due to the outsourcing of certain call centres.

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

Given the lesser amount of infrastructure owned by AAPT, it is more heavily reliant on services purchased from other carriers, particularly local access. The intercarrier costs of Australian operations are therefore considerably greater in proportion to revenue compared to the New Zealand operations.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Intercarrier costs	2007	2006	2005
New Zealand (NZ$m)	491	500	468	(1.8)	6.8
Australia (NZ$m)	729	699	717	4.3	(2.5)
Total intercarrier costs (NZ$m)	1,220	1,199	1,185	1.8	1.2
Australian expenses in local currency
Australia (A$m)	641	630	664	1.7	(5.1)

The decrease in New Zealand intercarrier costs is due to lower mobile interconnections due to a reduction in revenue billed to interconnection carriers offset by an increase in international intercarrier costs, primarily due to payments to other international carriers which reflects strong growth in international transit volumes. Towards the end of 2007 a fall in these payments resulted from reduced outpayment costs related to international inwards and internal revenues coupled with reduced leased circuit and links rental costs.

In 2006, the increase in intercarrier costs was the result of growth in payments to other international carriers for terminating international transit traffic. As discussed in the section on international revenue, growth in transit volumes in 2006 led to an offsetting increase in both transit revenues and associated intercarrier costs.

Domestic interconnection costs in New Zealand were stable. As discussed in the section on mobile revenues, Telecom and Vodafone have undertaken to reduce mobile termination rates over a five-year period therefore it is likely that the cost to Telecom of interconnecting with other mobile operators will fall over this period (as will revenue for calls to mobile networks and mobile interconnection revenue).

In Australia, the reduction in intercarrier costs in 2006 reflected lower operating revenues. The increase in 2007 was driven by price increases.

Other Operating Expenses

Other operating expenses include:

•	direct costs, which consist of direct contractor costs, international cable maintenance and restoration, support contracts and other direct costs;

•

non-carrier, sales-related costs, including the cost of mobile acquisitions, upgrades and dealer commissions, costs associated with IT Services revenues, directories publishing costs, broadband acquisition costs and other sales-related costs;

•	computer costs;

•	advertising, promotion and communications;

•	accommodation costs; and

•	other costs, including bad debts, consultants, office expenses, insurance, legal and other general costs.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Other operating expenses	2007	2006	2005
New Zealand (NZ$m)	1,345	1,240	1,176	8.5	5.4
Australia (NZ$m)	258	257	241	0.4	6.6
Total other operating expenses (NZ$m)	1,603	1,497	1,417	7.1	5.6
Australian expenses in local currency
Australia (A$m)	215	230	223	(6.5)	3.1

In 2007 in New Zealand, other operating expenses increased $105 million (8.5%) due to increases in direct costs largely due to increased provisioning costs associated with higher broadband connections as gross connections increase year on year, the cost of driving improvements in restoration performance and the settlement of some historic contractor costs. Mobile acquisitions, upgrades and dealer commissions also increased due to increased connections volumes. The growth in IT sales has also resulted in cost increases as the sales mix tends towards products and services with a larger proportion of sales costs rather than labour costs.

In 2006 in New Zealand, other operating expenses increased by $64 million (5.4%). Of this amount, $14 million was costs from Computerland for July and August. Excluding this amount, other operating expenses increased by $50 million (4.3%). The main contributors to this increase were higher mobile acquisition, upgrade and dealer commission costs and higher procurement sales costs reflecting the growth in procurement revenue within IT services.

In the Australian operations in 2007, other operating costs declined (in local currency) due to a lower spend on advertising and dealer commissions. This was primarily due to phasing out of Consumer & Small Enterprise advertising expenditure and a decision to stop selling via the external sales channels.

Conversely, increased advertising costs were the main contributor to the overall increase in other operating expenses for the Australian operations in 2006. Advertising costs increased markedly in 2006 to support the launch of new products. This was partly offset by a reduction in bad debt expense due to improved debtor management and collection performance.

Impairment and other expenses

	Year ended 30 June			2007/2006 % change		2006/2005 % change
Impairment and other expenses	2007	2006	2005
Impairment and other expenses (NZ$m)	52	1,335	59	NM	[1]	NM	[1]

[1]	Not meaningful

Impairment and other expenses for 2007 comprise the following items:

•

restructuring costs of $36 million resulting from restructuring activities undertaken or announced in 2007, including a company-wide organisational redesign programme, the costs of rationalising Australian call centre operations and the integration of PowerTel; and

•

the recognition of a provision of $16 million for the cost of rectifying several billing application configuration issues primarily relating to prior periods. The provision covers the cost of investigating and resolving these issues.

Impairment and other expenses for 2006 comprised the following items:

•

asset impairment charges totalling $1,301 million in respect of its Australian operations following a decline in value that was a consequence of a number of negative trends that are adversely affecting the short and long-term earnings outlook for Australian operations;

•	a charge of $22 million recognised in relation to intercarrier and regulatory matters; and

•

a provision of $12 million for the estimated potential liability that would result from unsuccessful outcomes relating to historic issues under the Fair Trading Act and the cost of terminating an agreement with Hutchison Whampoa.

Impairment and other expenses for 2005 comprised the following three items:

•	an asset impairment write-down of $24 million in respect of Telecom’s TDMA mobile network to write the carrying value of the network down to zero;

•	a charge of $31 million recognised by AAPT following an extensive reassessment of accruals and provisions in the inter-carrier area; and

•	a restructuring charge of $4 million.

Depreciation

Depreciation represents a significant component of Telecom’s operating expenses, given the major investment in property, plant and equipment required to support its operations.

The level of capital expenditure impacts depreciation expense. Within the New Zealand operations, annual capital expenditure is currently in excess of the annual depreciation and this is expected to be the case again in the 2008 financial year. This will ultimately be expected to flow through to higher depreciation charges in future periods.

Asset write-downs also have a substantial impact on depreciation expense. The write-down in prior years of the TDMA network has resulted in reduced depreciation charges for the New Zealand operations in 2006. The significant impairment write-downs recognised for the Australian operations have reduced the depreciation charge of Australian operations.

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Depreciation	2007	2006	2005
New Zealand (NZ$m)	438	417	414	5.0	0.7
Australia (NZ$m)	62	119	130	(47.9)	(8.5)
Total depreciation (NZ$m)	500	536	544	(6.7)	(1.5)
Australian expenses in local currency
Australia (A$m)	54	110	120	(50.9)	(8.3)

New Zealand depreciation increased in 2007 by 5.0% due to higher levels of capital expenditure. In 2006, New Zealand depreciation expense increased 0.7% due to the impact of increased capital expenditure largely offset by the impact of lower depreciation resulting from previous write-downs of the TDMA network.

The decrease in depreciation in 2007 for Australian operations reflects the significant impairment write-downs recognised of the Australian operations during 2006.

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

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Amortisation	2007	2006	2005
New Zealand (NZ$m)	134	113	118	18.6	(4.2)
Australia (NZ$m)	18	50	30	(64.0)	66.7
Total amortisation (NZ$m)	152	163	148	(6.7)	10.1
Australian expenses in local currency
Australia (A$m)	16	41	28	(61.0)	46.4

The increase amortisation expense in the New Zealand operations in 2007 reflects increasing expenditure on computer software. The decline in amortisation expense in Australian operations is due to the impairment of intangible assets noted above.

Interest

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Interest	2007	2006	2005
Gross interest expense	300	293	328	2.4	(10.7)
Less interest capitalised	(11)	(11)	(8)	—	37.5
Interest expense	289	282	320	2.5	(11.9)
Less interest income	59	28	31	110.7	(9.7)
Net interest	230	254	289	(9.4)	(12.1)

The most significant factor in determining Telecom’s net interest expense over the three year period has been the level of Telecom’s net debt.

Telecom uses net debt as a measure of its liquidity. Management believes that this measure provides useful information about the liquidity and indebtedness of the Company by taking into account cash and other short-term liquid investments available to repay debt as well as adjusting for the impact of derivative financial instruments on debt balances reported in the balance sheet.

Telecom calculates net debt as the total of debt due within one year and long-term debt, less cash and short-term investments, plus or minus all short and long-term derivative liabilities and assets.

Net debt is a non-GAAP financial measure, which is not prepared in accordance with either NZ IFRS or US GAAP. It is not uniformly defined nor utilised by all companies in the telecommunications industry. Accordingly, this measure may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with NZ IFRS or US GAAP.

The calculation of Telecom’s net debt and its reconciliation to the NZ IFRS measures, debt due within one year and long-term debt, is as follows.

111

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Net debt	2007	2006	2005
Debt due within one year	488	955	863	(48.9)	10.7
Long-term debt	2,404	2,543	2,973	(5.5)	(14.5)
Gross debt	2,892	3,498	3,836	(17.3)	(8.8)
Less cash	(1,969)	(155)	(235)	1,170.3	(34.0)
Less short-term investments	(70)	(64)	(81)	9.4	(21.0)
Less short-term derivative assets	(8)	(26)	—	(69.2)	—
Less long-term derivative assets	(68)	(88)	—	(22.7)	—
Add short-term derivative liabilities	68	125	—	(45.6)	—
Add long-term derivative liabilities	577	362	—	59.4	—
Net debt	1,422	3,652	3,520	(61.1)	3.8

[1]	Not meaningful

The net debt calculation is significantly impacted by Telecom holding the proceeds from the sale of Yellow Pages Group at 30 June 2007. Telecom intends to return approximately $1,100 million to shareholders by way of a capital return by way of a court-sanctioned pro-rata share cancellation in October 2007.

This calculation was also impacted by the adoption of NZ IFRS. As permitted by NZ IFRS 1, Telecom’s debt and derivative financial instruments were accounted for under NZ GAAP in 2005 and these balances have not been restated. The reduction in gross debt reflects the revaluation of foreign denominated debt at spot rates, while 2005 debt was accounted for at hedged rates. The reduction in gross debt is offset by an increase in the value of derivative liabilities, which is taken into account in calculating net debt.

Telecom went through a sustained period of debt reduction from June 2002 until June 2005, as strong operating cash flows, reduced capital expenditure and reduced purchases of long-term investments enabled Telecom to substantially reduce its net debt. Since that time Telecom’s debt has remained stable. Excluding the sale proceeds from the sale of Yellow Pages Group, net debt has marginally declined during 2007.

Income tax expense

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Income tax expense	2007	2006	2005
Income tax expense (NZ$m)	205	351	343	(41.6)	2.3

During 2007, Telecom recognised the deferred tax credits on the write down of Australian operations from 2006 as it became more likely than not that these tax credits could be offset against taxable income. This had the impact of significantly lowering income tax expense for 2007 hence an effective tax rate of 19.5%. Excluding the impact of the recognition of deferred tax credits totalling $99 million that relate to prior periods and foreign sourced income not subject to tax of $73 million, the effective tax rate for 2007 was 31.3%. This is lower than the New Zealand corporate tax rate of 33% due to recognition in 2007 of the impact on deferred tax liabilities of the change in tax rates for future periods from 33% to 30%.

In 2006, the increase in income tax expense reflects higher operating earnings from the New Zealand operations. Australian operations incurred operating losses, however, these were not able to be fully tax effected due to uncertainty as to the realisation of these benefits. In 2006 AAPT became resident in New Zealand for income tax purposes and was able to group losses for approximately four months of the financial year.

The impairment write-downs of the Australian operations totalling $1,301 million only gave rise to a tax benefit of $10 million, so were largely not subject to tax. The gain of $60 million on the acquisition of SCCL was also not subject to tax. Excluding these items, the 2006 income tax expense was 33.6% of earnings before tax, similar to the New Zealand corporate tax rate of 33%.

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

SEGMENTAL RESULTS OF OPERATIONS

Telecom operates an integrated business in New Zealand and a separate integrated business in Australia.

Within its New Zealand and Australian business, marketing units are organised based on customer segments.

Telecom had four reportable business segments at 30 June 2007:

•	NZ Business;

•	NZ Consumer;

•	NZ Technology and Enterprises;

•	Australian Operations.

Telecom restructured its New Zealand operations during 2006 to operate in line with its customer segments. Prior to 2007, Telecom reported New Zealand operations in line with product offers:

•	NZ Wired;

•	NZ Wireless;

•	International;

•	IT Services.

Prior years’ segmental reporting has been restated.

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

	Year ended 30 June			2007/2006 % change	2006/2005 % change
	2007	2006	2005
Revenues from external customers
NZ Business	1,799	1,822	1,815	(1.3)	0.4
NZ Consumer	1,709	1,689	1,653	1.2	2.2
NZ Technology and Enterprises	414	399	347	3.8	15.0
Australian operations	1,310	1,305	1,354	0.4	(3.6)
Total revenues for operating segments	5,232	5,215	5,169	0.3	0.9
Corporate and other	350	340	395	2.9	(13.9)
Total group revenue	5,582	5,555	5,564	0.5	(0.2)
Segment earnings (earnings before interest and income tax)
NZ Business	1,074	1,123	1,111	(4.4)	1.1
NZ Consumer	1,085	1,110	1,151	(2.3)	(3.6)
NZ Technology and Enterprises	(811)	(792)	(855)	2.4	(7.4)
Australian operations	(51)	(1,386)	(28)	(96.0)	NM [1]
Total earnings before interest and income tax for operating segments	1,297	55	1,379	NM [1]	(96.0)
Corporate and other	(15)	10	127	(250.0)	(92.1)
Interest income	59	28	31	110.7	(9.7)
Interest expense	(289)	(282)	(320)	2.5	(11.9)
Share of associate’s earnings	(3)	—	—	NM [1]	—
Group earnings/(loss) before income tax	1,049	(189)	1,217	NM [1]	NM [1]

[1]	Not meaningful

NZ Business

Revenues declined in NZ Business in 2007 through the erosion of traditional voice revenues and the impacts of broadband pricing. Local calling revenues declined as chargeable minute volumes declined while average prices remained stable. Data revenues also declined, as noted above, driven by a decrease in traditional data services, partially offset by increased managed IP data services. Revenues had increased in 2006 principally due to the acquisition of Computerland and Gen-i offset by the erosion of traditional voice revenues noted above.

Earnings declined in 2007, impacted by the change in the mix of sales from traditionally higher margin products, such as calling products, to lower margin products, such as IT services. The increase in 2006 was principally as a result of the acquisitions towards the end of 2005.

NZ Consumer

NZ Consumer’s revenues increased across the three year period as growth in mobile revenues, driven by increased text messaging volumes resulting from growth in the customer base, and broadband increased while traditional revenues declined due to competition in the market and due to fixed to mobile substitution. Calling revenues declined as the average price of a calling minute declined across all products and volumes of calling minutes declined across most products except calls to mobile phones and increased penetration of high-speed mobile data services.

Broadband continued to grow in connections numbers and despite a fall in the average broadband revenue per connection, the growth in broadband revenues exceeded the decline in dial-up internet revenues.

Earnings increased as customer numbers continued to increase offset by the impact of acquisition and retention of mobile customers continuing to increase direct costs of sales with subsidies on mobile handsets and retention costs increasing.

NZ Technology and Enterprises

NZ Technology and Enterprises contains the costs of the maintenance of the network, wholesale services and the provision of shared financial services for the Telecom Group. As these costs related to the revenue-generating activities of other segments, NZ Technology and Enterprises is a loss making segment and would generate a profit from its ordinary operations. Revenues consist principally of wholesale revenues that increased by 3.8% due to increased wholesale customers. Costs include the majority of depreciation and amortisation and staff costs. Movements in these costs are discussed above in relation to total New Zealand costs and the increases are due to the factors discussed above that relate to increasing levels of capital expenditure driving higher depreciation and amortisation, the provisioning of broadband driving higher direct costs and the costs of maintaining the network. 2005 earnings were impacted by a write down in relation to the TDMA network following migration of customers to the CDMA network.

Australian Operations

Following the purchase of PowerTel in May 2007 the Australian results include the consolidated results of AAPT and PowerTel for May and June. Included in the consolidated results is $39 million of revenue and a $2 million loss for the period from 9 May 2007 to 30 June 2007 relating to PowerTel.

Excluding the impact of PowerTel, total revenue decreased principally due to declining revenue from national calls, partially offset by growth in resale revenue. Revenue from national calls decreased due to competitive pressure and capped calling plans driving a lower average price per minute for 2007. The churn of large corporate customers has also impacted the volume of calls. International calling revenue decreased due to both a decrease in volumes and a decrease in average price per minute.

The active Consumer fixed line customer base decreased during 2007 due to the decision to terminate the high churning external sales channels in October 2006 and focus on churn management. Bundled customers increased.

Australian Operations have continued to be negatively impacted by tightening of wholesale prices and intense competition in the Australian market by its competitors. These factors contributed to the Australian Operations being loss-making for 2007. The integration of PowerTel will be a key factor in achieving profitability in the Australian Operations in 2008.

Included in segment earnings for 2006 were impairment write-downs totalling $1,301 million. These reflected adverse trends impacting the short and long-term earnings outlook for Australian operations, particularly:

•	a significant tightening of wholesale prices and terms with Telstra (the principal supplier to Telecom’s Australian operations);

•	sustained downward pressure on retail prices; and

•	the deferral of major project expenditure by key corporate customers.

As well as leading to the impairment charge, these factors also had a significant negative impact on results for Australian operations in 2006. Excluding the impairment charge, segment earnings for 2006 were a loss of $85 million. This compares to a profit of $3 million for 2005 (excluding the charge of $31 million referred to above).

Yellow Pages Group

In April 2007 Yellow Pages Group was sold by way of a competitive sale for $2,161 million.

A gain on sale of $2,084 million was recognised in 2007 after allowing for the net assets to be disposed of and a provision for the costs of restructuring Telecom following the disposal.

The results of Yellow Pages Group have been excluded from the continuing operating revenues and expenses discussed above. The results of Yellow Pages Group, which are presented in Telecom’s financial statements as results for discontinued operations for the periods presented are as follows:

	Year ended 30 June			2007/2006 % change	2006/2005 % change
Yellow Pages Group	2007	2006	2005
Operating revenues	232	260	240	(10.8)	8.3
Operating expenses
Labour	(33)	(36)	(33)	(8.3)	9.1
Other operating expenses	(53)	(66)	(62)	(19.7)	6.5
Depreciation	(2)	(2)	(2)	—	—
Amortisation	(4)	(4)	(4)	—	—
Net earnings before income tax from discontinued operations	140	152	139	(7.9)	9.4
Income tax expense from discontinued operations	(41)	(43)	(43)	(4.7)	—
Net earnings after taxation from discontinued operations	99	109	96	(9.2)	13.5
Gain on sale of discontinued operations	2,084	—	—	NM [1]	—
Net earnings from discontinued operations	2,183	109	96	NM [1]	13.5

[1]	Not meaningful

LIQUIDITY AND CAPITAL RESOURCES

Overview

Telecom’s principal sources of liquidity are:

•	operating cash flows;

•	external borrowing from established debt programmes and bank facilities; and

•	sale of assets.

In addition to these principal sources of liquidity Telecom received $2,161 million for the sale of its Yellow Pages Group in 2007. Approximately $1,100 million of the $2,161 million that Telecom received from the sale is planned to be returned to shareholders in October 2007 as part of a capital return by way of a court-sanctioned pro-rata share cancellation, which will involve the cancellation of one in nine ordinary shares on a pro-rata basis in exchange for $4.88 for each cancelled share. The proposed cash return incorporates sufficient flexibility to accommodate a deterioration in operating outlook, significant ongoing capital expenditure (including the building of a WCDMA mobile network) while still defending a strong “A” credit rating from both Moody’s Investors Service and Standard and Poor’s.

With regards to ADR holders, to avoid delays in returning capital, the Board of Telecom has proposed changing the ratio of ADRs to ordinary shares from the current ratio of one ADR to eight ordinary shares to one ADR to five ordinary shares immediately following the capital return.

The Board continues to be committed to Telecom maintaining strong “single A” credit ratings from Moody’s Investors Service and Standard and Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow, cost of capital, and level of imputation credits. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis. The extent of funds available to pay dividends is driven by the level of earnings as well as future capital expenditure requirements and investment needs.

Cash Flows

The following table sets out information regarding Telecom’s cash flows and liquidity during the three year period:

	Year ended 30 June			2007/2006 % change		2006/2005 % change
	2007	2006	2005
Net cash provided by/(used in)
Operating activities	1,651	1,807	1,703	(8.6)		6.1
Investing activities	1,028	(453)	(583)	NM	[1]	(22.3)
Financing activities	(852)	(1,434)	(1,123)	(40.6)		27.7
Foreign exchange movement	(13)	—	—	—		—
Net (decrease)/increase in cash	1,814	(80)	(3)	NM	[1]	NM	[1]

[1]	Not meaningful

Net cash provided by operating activities

As stated above, the primary source of liquidity is cash generated from Telecom’s operations. Net cash from operating activities includes interest received and paid, income tax paid and dividends received.

Net cash flows from operating activities decreased by 8.6% in 2007 compared to 2006. This was principally due to an increase in payments made to suppliers and employees that increased by 6.4%. This increase was as a result of increased labour expenses and operating expenses and an unfavourable movement in working capital experienced towards the end of 2007. Offsetting this increase in cash outflows was an increase in interest income received due to higher cash on deposit, dividends received from Southern Cross and lower income tax and interest payments.

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

Net cash used in investing activities, including capital expenditure

The net cash inflow for investing activities increased by $1,481 million in 2007 compared to 2006. This increase is mainly due to the receipt of cash from the sale of Yellow Pages Group and the repayment of the advance to Southern Cross, adjusted for the acquisition of PowerTel.

Telecom’s capital expenditures for 2007 and 2006 (on an accruals rather than cash basis) are set out below.

	Year ended 30 June		2007/2006 % change
	2007 NZ$m	2006 NZ$m
NZ Business	50	48	4.2
NZ Consumer	27	15	80.0
NZ Technology and Enterprises	560	529	5.9

Total New Zealand operations	637	592	7.6
Australian operations	147	131	16.0
Corporate and Other	48	17	182.4

Total Group capital expenditure	832	740	12.4

Total capital expenditure of $832 million in 2007 grew by $92 million (12.4%), with increases across all business areas.

Of the total New Zealand operations expenditure, $187 million related to investment needed to meet statutory, regulatory and contractual obligations and to sustain existing service performance, $62 million related to the investment in the technology and services required to deliver NGT. $213 million related to investment required to extend network coverage, augment capacity in line with strategic business growth (e.g. growth in broadband and mobile), develop and deploy new technology capabilities needed to deliver retail and wholesale services cost-effectively, and to implement the requirements of the Telecommunications Act 2006 and Telecom’s Undertakings. $87 million was investment in service-specific and customer service systems needed to deliver, grow and sustain retail services, and $88 million comprised investment outside the core strategic programmes that is justified based on the projected rate of return of the investment. The main increases in expenditure related to the expenditure on NGT to build VoIP capability, create infrastructure for new channel capability (particularly online), develop new customer management systems and establish new technology management capability. Other areas of increase included expenditure on ICT outsourcing and customer premises equipment investment, developing contact centre and customer service systems and capability and the acquisition of international network capacity.

Australian operations investment for 2007 of $147 million increased by $16 million (16.0%) compared to 2006. Expenditure for 2007 included the final phase of expenditure on call centre functionality and IT platforms and the move away from networks to ‘enabling’ infrastructure.

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

Telecom’s capital expenditures for 2006 and 2005 (on an accruals rather than cash basis) are set out below.

	Year ended 30 June
	2006 NZ$m	2005 NZ$m	2006/2005 % change
NZ Fixed Line	479	426	12.4
NZ Mobile	93	89	4.5
International	14	35	(60.0)

Total New Zealand operations	586	550	6.5
Australian operations	131	118	11.0
Corporate and Other	34	35	(2.9)

Total Group capital expenditure	751	703	6.8

In 2006, total capital expenditure of $751 million grew by $48 million (6.8%) with increases across all business areas except International and Corporate and Other.

Expenditure on the NZ Fixed Line networks accounted for the majority of the increase. Investment for upgrades and replacements of network assets increased by $18 million, largely due to planned increased activity, including the renewal of core network capability, information systems for improved robustness, and refreshing client networks. Investment in new capabilities increased by $34 million mainly as a result of network infrastructure investment and development of new services including Ferrit. New investment involved the development of new products and the deployment of new capabilities into the network (such as VoIP capability) or IS systems (such as new billing capability).

NZ Mobile investment of $93 million increased by $4 million (4.5%) resulting from growth in data services and the expansion of EV-DO 3G mobile network coverage into provincial centres.

International investment of $14 million reduced by $21 million (60.0%) reflecting the purchase of Southern Cross Cable capacity in the prior year.

Australian operations capital expenditure for 2006 of $131 million increased by $13 million (11.0%) compared to 2005. Expenditure for 2006 continued to move away from networks towards ‘enabling’ infrastructure such as call centre functionality and IT platforms.

For 2008, Telecom currently expects total capital expenditure of between $950 million to $975 million. Of this amount approximately $815 million relates to New Zealand operations and $110 million to Australian operations and $50 million to Corporate and Other. The increase is principally due to the expected expenditure on the WCDMA network and increased spending on NGT capability. It is expected that this expenditure will be financed from operating cash flows and existing cash reserves. This forecast capital expenditure for 2008 includes capital expenditure on operational separation which, based on Telecom’s initial estimates, is incremental capital expenditure of approximately $200 million over the four years ending 30 June 2011.

Management believes Telecom’s net cash flows to be generated from operations and its existing available cash and borrowings will be sufficient to fund Telecom’s expected capital expenditure, working capital and investment requirements for 2008. Management also considers that Telecom is in a satisfactory position to meet its longer term cash requirements. Telecom has a satisfactory spread of debt maturities, with maturities extending up to 13 years for its longest dated debt issues. Telecom has access to sufficient borrowing capacity to meet its needs and in the event that operating cash flows declined to levels that are materially lower than those being generated at present, Telecom could respond by reducing dividend payments and/or capital expenditure.

Net cash flow used in financing activities

Cash flows for financing activities largely reflect borrowing activities and dividend payments to shareholders.

119

The net cash outflow for financing activities decreased by $582 million for 2007. The decrease was primarily due to a decrease in the dividend paid, as the prior period included the payment of special dividends declared in respect of the 2005 financial year. The cessation of the repurchase of shares in connection with the dividend reinvestment plan has also reduced the cash outflow from financing activities.

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

Balance Sheet

Working capital

Telecom defines its working capital as the difference between current assets and current liabilities. Telecom’s working capital position is shown in the table below:

	Year ended 30 June			2007/2006 % change		2006/2005 % change
	2007	2006	2005
Current assets	3,079	1,325	1,683	132.4		(21.3)
Current liabilities	(1,590)	(2,119)	(1,907)	(25.0)		11.1
Deficit in working capital	1,489	(794)	(224)	NM	[1]	254.5

[1]	Not meaningful

The increase in current assets in 2007 is due to the receipt of the sales proceeds from the sale of Yellow Pages Group. As noted above, $1,100 million of this amount is planned to be returned to shareholders in October 2007. Current liabilities decreased due to a decrease in the amount of long-term debt due to be repaid within one year.

In 2006, the reduction in current assets is largely a reflection of an increase in shareholder distributions with special dividends being paid during the year. The increase in current liabilities resulted from an increase in debt due within one year, with an increase in the amount of short-term debt on issue as well as a small increase in long-term debt maturing within one year.

Cash and short-term investments

Telecom’s cash and short-term investment balances are shown in the table below:

	Year ended 30 June			2007/2006 % change	2006/2005 % change
	2007	2006	2005
Cash	1,969	155	235	1170.3	(34.0)
Short-term investments	70	64	81	9.4	(21.0)
Total cash and short-term investments	2,039	219	316	831.1	(30.7)

Cash represents deposits with financial institutions available on-call or with an original maturity of less than three months, less bank overdrafts. Short-term investments are held with financial institutions and have an original maturity of less than six months. Of the total balance at 30 June 2007, 97.6% was held in NZ dollars. The remainder was held by offshore subsidiaries primarily for their own liquidity purposes, with balances being maintained in Australian dollars, US dollars and British pounds.

The increase in cash in 2007 is due to the receipt of the sales proceeds from the sale of Yellow Pages Group.

The reduction in cash and short-term investments in 2006 reflected the utilisation of surplus cash to repay short-term debt.

Telecom’s liquidity policy is to maintain unutilised committed facilities and or liquid resources (comprising cash and short-term investments) of 100% of the next 12 months’ funding requirements.

Debt – general

At 30 June 2007, Telecom had total borrowings amounting to $2,892 million (net of unamortised discount and excluding the impact of cross currency and interest rate swaps entered into to manage the currency and interest rate risk associated with these borrowings). This amount decreased from 2006 principally due to exchange rate fluctuations. All of Telecom’s debt is issued on an unsecured basis. The maturity profile of Telecom’s debt is set out in Note 23.

Telecom has a number of established debt programmes that offer the ability to access various markets depending on investor demand. The debt programmes with amounts outstanding as 30 June 2007 were:

•	US$2 billion Euro Medium Term Note Programme, under which there was NZ$1,921 million outstanding at 30 June 2007; and

•	A$1.5 billion Short-Term Note Programme and Medium-Term Note Programme under which there was A$220 million short-term notes outstanding at 30 June 2007;

Undrawn programmes included the following:

•	NZ$500 million Note Facility,

•	US$1 billion Euro-Commercial Paper programme; and

•	NZ$200 million Asian Commercial Paper Programme.

Telecom has a committed standby facility of US$500 million (approximately NZ$650 million) expiring in April 2009. The facility includes same-day availability of funds of US$125 million, is readily available for drawdown and has no material adverse change clauses or rating triggers. No drawings were made under this facility at 30 June 2007.

Two of Telecom’s existing Euro Medium Term Notes issues (a GBP200 million issue maturing December 2008 and a US$250 million issue maturing December 2011) have pricing triggers in the event of a rating downgrade. These triggers would require Telecom’s long-term ratings from Standard & Poor’s/Moody’s Investors Service to fall below A-/A3 before increased interest rates would apply. Rating downgrades may also impact the cost and availability of future new borrowings.

In addition, Telecom has access to three committed bank overdraft facilities, two for up to NZ$10 million each and the third for up to A$20 million. The bank overdraft facilities are readily available for drawdown by Telecom. At 30 June 2007 no amounts had been drawn under the facility.

A number of banks both in New Zealand and Australia provide Telecom with uncommitted bank facilities. These facilities provide Telecom the ability to borrow funds on a short-term basis at the discretion of the particular bank. At 30 June 2007, A$42 million had been drawn under these facilities.

Credit ratings

In June 2007, Telecom’s long-term credit ratings were a Standard & Poor’s rating of A and a Moody’s Investors Service’s rating of A2. Both these major ratings agencies have assigned a stable outlook on their respective ratings. Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.

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

Cash requirements and commitments

Set out in the table below are Telecom’s contractual obligations and other commercial commitments as at 30 June 2007.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$m	$m	$m	$m	$m
Short-term debt	287	287	—	—	—
Long-term debt (a)	2,605	201	617	338	1,449
Derivative liabilities	645	68	207	222	148
Operating leases	247	52	102	35	58
Capital expenditure	91	91	—	—	—
Interest payments on term debt (b)	37	37	—	—	—
Operating expenditure commitments	10	10	—	—	—

Total contractual cash obligations	3,922	746	926	595	1,655

	Amount of commitment expiration by period
Other commercial commitments	Total committed	Less than 1 year	1-3 years	4-5 years	After 5 years
	$m	$m	$m	$m	$m
Guarantees (c)	310	35	78	63	134

(a)	Included within long-term debt are $138 million of capital notes that may be redeemed either in cash or by the issuance of Telecom shares at the option of the issuer.
(b)	Future interest payments on the portion of term debt subject to floating interest rates are calculated based on current interest rates.
(c)	Guarantees principally consist of cross border lease guarantees in respect of certain telecommunications asset sale and leaseback transactions. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transactions. The amount disclosed above is the maximum exposure under the guarantees, however, Telecom believes that the likelihood of losses in respect of these matters is remote.

Off-Balance Sheet Arrangements

Telecom does not have any off-balance sheet arrangements, as the term is defined for the purposes of “Item 5.E” of the Form 20-F, that have or are reasonably likely to have a current or future effect on Telecom’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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

Telecom generally funds all or a portion of its significant offshore investments in the currency of the investment. AAPT and PowerTel are funded in Australian dollars. Other than these borrowings that remain in foreign currencies and are matched against foreign denominated assets, foreign currency borrowings are hedged at inception into NZ dollars using cross currency interest rate swaps. Telecom also hedges a portion of its foreign currency purchases forecast for the next 12 months and hedges the net balance sheet position of its international operations. For further details of Telecom’s exposure to foreign currency fluctuations and its related use of derivatives see “Item 11 - Quantitative and Qualitative Disclosures About Market Risk” and Note 27.

Telecom’s long-term debt is generally subject to fixed foreign currency interest rates. In order to eliminate foreign currency exposure and interest rate exposure, at inception, Telecom hedges these borrowings using cross currency interest rate swaps and interest rate swaps that result in Telecom’s debt largely being subject to fixed NZ dollar interest rates.

For further details of Telecom’s exposure to interest rate risk and its related use of derivatives see “Item 11—Quantitative and Qualitative Disclosure About Market Risk” and Note 27.

Item 6. Directors, Senior Management and Employees

DIRECTORS

The business and affairs of Telecom are managed under the direction of the Board. The Board is elected by the shareholders of the Company.

Board Composition

The directors of Telecom (including the Chief Executive Officer) are as follows:

Wayne Boyd

LLB (Hons)

CHAIRMAN

Independent

Term of Office: Appointed Director 1 July 2004, last re-elected 2004 Annual Meeting and appointed Chairman effective 1 July 2006. Standing for re-election at 2007 Annual Meeting.

Board Committees: Member of the Nominations and Corporate Governance Committee; Member of the Audit and Risk Management Committee; Member of the Human Resources and Compensation Committee.

Wayne Boyd has a significant background in law and merchant banking. Mr Boyd is Chairman of Freightways Limited, Meridian Energy Limited and Vulcan Steel Limited.

Mr Boyd is a former Chairman of Auckland International Airport Limited and Director of Forsyth Barr Group Limited.

In the past Mr Boyd was employed by Bancorp Holdings Limited. He was also Chairman of the South Island Interim Development Group which was charged with the establishment of Meridian Energy Limited. Mr Boyd has been involved in community organisations as a Director of Sports and Recreation New Zealand and Chairman of both New Zealand Blood Service Limited and the New Zealand Hockey Federation.

Rod McGeoch

AM, LLB

NON-EXECUTIVE DIRECTOR

Not Independent

Term of Office: Appointed Director 11 April 2001, last re-elected 2004 Annual Meeting.

Board Committees: Member of the Human Resources and Compensation Committee, Chair of the Nominations and Corporate Governance Committee from 2 August 2006.

Rod McGeoch is Chairman of the Board of SKYCITY Entertainment Group Limited, Chairman of the Board of Governors of the Sony Foundation and the Trans-Tasman Advisory Board of Saatchi & Saatchi Limited. He is also a member of the NSW Board of Advice of Aon Risk Services Limited and a Trustee of the Sydney Cricket and Sports Ground Trust. Mr McGeoch is a Director of Ramsay Health Care Limited, LIPA Pharmaceuticals Limited, Frontiers Group (UK) Limited and Frontiers Group (International) Limited.

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

NON-EXECUTIVE DIRECTOR

Independent

Term of Office: Appointed Director 1 December 1997, last re-elected 2005 Annual Meeting.

Board Committees: Chair of the Human Resources and Compensation Committee, Member of the Nominations and Corporate Governance Committee.

Patsy Reddy has a significant background in legal and commercial roles and has had experience over the past 20 years as a non-executive director of a range of New Zealand companies. Ms Reddy is currently Deputy Chair of SKYCITY Entertainment Group Limited, a Director of Active Equities Limited and of several other unlisted companies. She is also a member of NZX Discipline, the Adam Art Gallery Advisory Board and is a Trustee of the SKYCITY Community Trust, the New Zealand International Festival of the Arts and the Chris Cairns Foundation.

Her previous roles include non-executive directorships of NZ Post Limited, Air New Zealand Limited and Southern Petroleum NL, various senior executive positions in investment firms and as a partner in law firm Rudd Watts and Stone (now Minter Ellison Rudd Watts). She was previously a lecturer in the Law Faculty at Victoria University of Wellington and has also been involved in the governance and administration of numerous not-for-profit arts and educational organisations.

Michael Tyler

MA

NON-EXECUTIVE DIRECTOR

Independent

Term of Office: Appointed Director 1 June 1999, last re-elected 2004 Annual Meeting. Standing for re-election at 2007 Annual Meeting.

Board Committees: Member of the Nominations and Corporate Governance Committee; Member of the Audit and Risk Management Committee.

Michael Tyler has 34 years’ experience in telecommunications, media and electronic commerce. He is Managing Director and Senior Partner of London-based professional services firm Tyler & Company, which provides advisory and analytical services to the telecommunications sector.

Before founding Tyler & Company, Mr Tyler was a Senior Partner and Director at Putnam, Hayes & Bartlett Inc., where he headed the telecommunications consulting business, and before that, he led the United States commercial telecommunications practice as a Partner and Vice-President at Booz, Allen & Hamilton Inc. He is a former member of the teaching and research faculty of the Massachusetts Institute of Technology. Mr Tyler was previously a senior manager at British Telecom.

Ron Spithill

BSC Technology, Graduate Harvard Executive Program

NON-EXECUTIVE DIRECTOR

Independent

Term of Office: Appointed Director on 2 November 2006 to fill casual vacancy. Standing for election at 2007 Annual Meeting.

Board Committees: Member of the Nominations and Corporate Governance Committee; Member of the Audit and Risk Management Committee.

Ron Spithill has an extensive background in the telecommunications industry. He was previously President of Alcatel Asia Pacific responsible for operations in 16 countries and employing 10,000 people, Executive Vice President and Chief Marketing Officer of the Paris-Based Alcatel group and Vice-Chairman of Alcatel Shanghai Bell. He has been CEO and Chairman of Alcatel Australia and been Chairman/Director of eight other Group Companies in Asia. Ron is a regular speaker at international industry and business events, and has addressed the World Economic Forum. He has been an advisor to a number of Governments including Malaysia and Shanghai. He is past President of the Telecommunications Industry Association of Australia. He was made a Distinguished Fellow of the Telecommunications Society of Australia in 2003.

Murray Horn

Ph.D (Harvard University); MCom (First Class Honours) (Lincoln); BCom (Lincoln)

NON-EXECUTIVE DIRECTOR

Independent

Term of Office: Appointed Director on 1 July 2007 to fill casual vacancy. Standing for election at 2007 Annual Meeting.

Board Committees: Chair of the Audit and Risk Management Committee; Member of the Nominations and Corporate Governance Committee.

Murray Horn has held a number of senior executive roles with ANZ Banking Group since 1997, including leading the Group’s New Zealand operations. He has also served as Secretary to the New Zealand Treasury and has previously served on a number of boards, including the New Zealand Tourism Board. He has represented New Zealand at the OECD, as a Governor at the World Bank and as an Alternate Director at the International Monetary Fund. Dr Horn received his doctorate from Harvard University in 1989 and has been awarded a number of academic honours in both New Zealand and the United States.

In addition, Dr Paul Reynolds is standing for election as a director at the 2007 Annual Meeting.

Proposed amendment to Constitution in respect of Board composition

Clause 67 of Telecom’s Constitution requires that at least half of Telecom’s Board comprise New Zealand citizens. This provision was inserted at the time of Telecom’s privatisation over fifteen years ago. As the Board is currently constituted, exactly half of Telecom’s directors are New Zealand citizens.

It is proposed, as with previous chief executives of Telecom, to appoint Dr Paul Reynolds as Managing Director. Dr Reynolds will not be a New Zealand citizen although he will reside in New Zealand. Dr Reynolds’ appointment to the Board would mean that Telecom would not be in compliance with its Constitution as currently constituted. Telecom is seeking approval from its shareholders at its 2007 Annual Meeting to the amendment of clause 67 to remove the requirement that a Managing Director who is resident in New Zealand be required to be counted for the purposes of meeting the composition requirement that one half of the Telecom Board be New Zealand citizens for the period until 1 July 2010.

NZX and the Minister of Finance (as the Kiwi Shareholder) have approved this proposed amendment.

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

•	a situation occurring whereby the director or the director’s immediate family member, in the past three-years:

•	is an employee (or in the case of the family member an executive officer) of Telecom;

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

•

is employed by (or in the family member’s case that person is employed as an executive officer of) another company that makes payments to or receives payments from Telecom, that in any financial year exceed the greater of 2% of that other company’s consolidated revenue or NZ$2 million.[2]

•

a relationship as a principal of a material professional advisor, a material consultant to Telecom or an employee materially associated with the service provided, or employed in an executive capacity by Telecom at any time within the past three years;

•	a relationship as a material customer or supplier of Telecom (including as a director or officer of the customer or supplier) or a party to a material contract with Telecom;

•	a relationship as a substantial security holder of Telecom or an associated person of that substantial security holder (other than solely as a consequence of being a director of Telecom); or

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
[2]

The New York Stock Exchange Rules specify that a director is not independent if, in any of the last three financial years, the payments received exceed the greater of US$1 million or 2% of such other company’s consolidated gross revenues.

At its August 2007 Board Meeting, the Board resolved that, based on the director independence criteria contained in its Board Charter and information provided by directors regarding their interests, all directors on the Board at that time, except Rod McGeoch, were independent.

The Board considers that Rod McGeoch’s role as Chairman of Saatchi & Saatchi’s Trans-Tasman Advisory Board could preclude Mr McGeoch from being reasonably perceived as independent. Saatchi & Saatchi supplies services to Telecom on arms-length commercial terms and does not derive revenue from Telecom by virtue of Mr McGeoch’s Chairmanship. In addition, decisions relating to the selection of advertising agencies are delegated to the Chief Executive Officer. Further, Mr McGeoch has no involvement in the selection of service providers in this area and has no ability to influence decisions on such matters. However, as Telecom is a material customer of Saatchi & Saatchi, Mr McGeoch may not be perceived as independent. For that reason the Board has determined him not to be independent under the Board Charter.

Ron Spithill was, prior to October 2005, employed by Alcatel Australia and Alcatel France in various executive roles and was a member of the board of various Alcatel group companies. The last of these positions terminated in August 2006. The Board does not consider that Mr Spithill’s relationship with Alcatel precludes him from being regarded as independent. While Alcatel is a key supplier of Telecom, Mr Spithill is not currently employed by Alcatel and has not been employed by Alcatel since being appointed to the Telecom Board. Because the Board has determined that Mr Spithill’s previous relationship with Alcatel is unlikely to compromise his independence as defined under the NZX Listing Rules or ASX Best Practice Guidelines and he satisfies the applicable independence requirements thereunder, the Board has determined that Mr Spithill is independent under the Board Charter.

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

Audit and Risk Management Committee Independence Requirements

All members of the Audit and Risk Management Committee must be independent, in accordance with the independence criteria contained in the Board Charter and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (which is restated in the Audit and Risk Management Committee Charter). In accordance with Rule 10A-3 and the Audit and Risk Management Committee Charter, committee members (and their family members and entities to which they are related) must not:

•

accept (directly or indirectly) any compensation, or consulting, advisory or other fees from Telecom (other than those relating to their services as committee and Board members or retirement payments) made under the Telecom Constitution; and

•	be an affiliated person of Telecom.

Each member must be financially literate. In addition, at least one member of the Audit and Risk Management Committee must be a financial expert, as defined in the Audit and Risk Management Committee Charter and Item 16A of Form 20-F.

Each member of the Audit and Risk Management Committee, as at the date of this filing, is an independent, non-executive director of the Board. See below for the current membership of the Audit and Risk Management Committee and “Item 16 – Audit Committee Financial Expert” for details of the financial expert(s) who sit on that committee. The industry knowledge and financial experience of members of the Audit and Risk Management Committee is set out above under the heading “Board Composition”.

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

Audit and Risk Management Committee

The Audit and Risk Management Committee’s role is to assist the Board in its oversight of both the integrity of the financial reporting and the risk management framework. The committee also ensures the independence of the external auditors. The Audit and Risk Management Committee’s responsibilities include:

•	being the formal channel of communication between the Board and senior financial management and external audit, and providing a structured reporting line for internal audit;

•	reviewing the external financial reporting and then recommending, if appropriate, that the Board adopt the external financial reporting;

•	assessing the adequacy of internal controls after consultation with external and internal auditors;

•	reviewing the certifications relating to internal controls required by the jurisdictions in which Telecom is listed;

•	considering and, if appropriate approving, major accounting policy changes;

•	ensuring that policies and processes exist to effectively identify, manage and monitor principal business risks, and reviewing Telecom’s risk profile;

•	appointing the external auditors in accordance with the external audit independence policy, subject to shareholder approval;

•	establishing the external auditors’ fees, subject to shareholder approval, and terminating the appointment of the external auditors, as appropriate;

•	ensuring that the lead, engagement and concurring audit partners are rotated every five years;

•	pre-approving all audit and related assurance services (which would include permitted non-audit services, if any) provided by the external auditors;

•	annually assessing and confirming to the Board the independence of the external auditors;

•	monitoring and reviewing the performance of internal audit;

•	reviewing the performance of external audit by reviewing the external auditors’ fees, terms of engagement and external audit work plan; and

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

Nominations and Corporate Governance Committee

The Nominations and Corporate Governance Committee’s role is to identify and recommend to the Board nominations for members of the Board. The Committee also develops and reviews Telecom’s corporate governance principles and makes recommendations to the Board. The Nominations and Corporate Governance Committee’s responsibilities include:

•	making recommendations to the Board on its size and composition;

•	reviewing the criteria for the selection of directors and recommending to the Board appropriate candidates for nomination;

•	overseeing the performance evaluation of the Board and reviewing Board succession planning; and

•	developing and amending Telecom’s corporate governance principles and making recommendations to the Board.

Committee composition and director independence as at 13 August 2007

Director	Independent	Date appointed to the Board	Audit and Risk Management Committee	Nominations and Corporate Governance Committee	Human Resources and Compensation Committee
Wayne Boyd	Yes	July 2004	Yes	Yes	Yes
Rod McGeoch	No	April 2001	—	Yes (Chair)	Yes
Patsy Reddy	Yes	December 1997	—	Yes	Yes (Chair)
Michael Tyler	Yes	June 1999	Yes	Yes	—
Ron Spithill	Yes	November 2006	Yes	Yes	—
Murray Horn	Yes	June 2007	Yes (Chair)	Yes	—

The New York Stock Exchange has adopted corporate governance standards for companies listed on the New York Stock Exchange. The New York Stock Exchange has granted foreign private issuers, such as Telecom, a “home country” exemption from most of these requirements. Telecom is, however, required to provide a brief description of the significant differences between Telecom’s corporate governance practices and the New York Stock Exchange corporate governance requirements on Telecom’s website. Telecom provides this description (as detailed in its Section 303A Annual Written Affirmation), and its principal governance documents and details of its governance practices, on its website at: www.telecom.co.nz/About Telecom/Governance at Telecom/Governance Compliance Checklists.

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

Under clauses 73.1 and 73.2 of the Constitution and rules 3.3.8 and 3.3.9 of the NZSX Listing Rules, at least one third of directors (or nearest whole number) must retire by rotation. The Managing Director is exempted from the requirement to stand for re-election, however, the Managing Director is counted in determining the number of directors that must retire. The directors to retire are those who have been longest in office since they were last elected or deemed elected. Under clause 14.4 of the Australian Stock Exchange (ASX) Listing Rules, a director must not hold office without re-election past the third annual meeting following the director’s appointment or three years, whichever is longer. The directors who are required to retire by rotation are those who have been longest in office. Any director appointed to the Board during the year to fill a casual vacancy is also required to stand for re-election at the annual meeting immediately following their appointment.

The directors have no fixed term of office but are subject to the retirement provisions of the Constitution summarised above. In addition the Constitution specifies that directors must retire on reaching the age of 70 years. As a matter of policy the Board has agreed that no director appointed after 1 July 2003 should remain a director for more than six years (or two terms) following their first election (or re-election if initially appointed by way of casual vacancy) by shareholders, unless the Board determines otherwise. Where a director is coming to the end of such a period the Board will consider whether or not the director should be invited to stand for re-election for a further three-year term. In the case of existing directors the policy will be applied from the date of their next re-election after 1 July 2003. Retirement allowances will only be paid to directors appointed prior to 1 May 2004. See “Item 10 – Additional Information – Remuneration”.

EXECUTIVE OFFICERS

None of the executive officers have fixed term contracts.

The executive officers of Telecom (Executive Officers) are as follows:

Paul Reynolds

Chief Executive Officer (appointment effective from 27 September 2007)

Responsibilities

Paul Reynolds was appointed Chief Executive Officer on 28 June 2007, effective from 27 September 2007.

Background

Paul’s previous role was as Chief Executive Officer of BT Wholesale in the United Kingdom. Paul joined BT in 1983 after completing a doctorate in geology at the University of London. He has had a distinguished career, encompassing senior leadership roles in sales and marketing, strategy, IS, broadband, and guiding BT’s wholesale business through the complex process of operational separation, when Openreach was created. He served on BT’s Board of Directors from 2001. In 2006, the Telecommunications Industry Association of America awarded him its ‘Global Icon’ award for his leadership and innovation. Paul has a Bachelor of Arts with First Class Honours (Geography) from the University of Strathclyde, and a PhD in Quaternary Geology of South Hampshire from Bedford College, University of London.

Simon Moutter

Acting Chief Executive Officer (until 27 September 2007) and Chief Operating Officer, Business

Responsibilities

Simon was appointed Chief Operating Officer, Business, in April 2006. As Chief Operating Officer, he is responsible for all of Telecom’s Corporate and Enterprise ICT customer business under the Gen-i brand in New Zealand and Australia, as well as the small-medium enterprise segment in New Zealand under the Telecom Business Solutions brand. He also provides executive sponsorship for Ferrit — Telecom’s online shopping mall.

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

Marko Bogoievski

Chief Financial Officer (Marko has resigned from this position, effective 31 January 2008).

Responsibilities

Marko manages the Corporate Finance function and oversees Telecom’s Group Strategy unit. He represents Telecom’s interests on the board of Hutchison 3G Australia Pty Limited and is the Chairman of the Advisory Board overseeing Telecom’s Australian business.

Background

Marko joined Telecom in May 2000 from the United States. He has held a number of senior financial, operational and sales roles with Lion Nathan, Ansett, Elders Finance Group and Price Waterhouse. A Wellingtonian, he graduated from Victoria University with a Bachelor of Commerce and Administration. He also has an MBA from the Harvard Graduate School of Business.

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

Mark Verbiest

Group General Counsel

Responsibilities

Appointed Group General Counsel in November 2000, Mark oversees the provision of legal services to Telecom and is responsible for internal audit and risk management, the Company Secretariat, compliance and public and regulatory affairs. He also has responsibility for the international division and Telecom’s investment in the Southern Cross Cable. Before its recent sale, Mark also had executive responsibility for the Yellow Pages business.

Background

Mark has extensive experience in securities and M&A law, corporate and commercial law, competition law and the trade practices area. Mark gained a law degree from Victoria University of Wellington before starting his legal career in the early 1980s. Mark was a senior partner at national law firm Simpson Grierson for a considerable period, focusing on significant corporate advisory work, before joining Telecom. He is also a director of Gas Industry Company Limited, a co-regulatory body established to assist in ensuring appropriate industry and regulation arrangements are in place for the gas industry in New Zealand.

Kevin Kenrick

Chief Operating Officer, Consumer

Responsibilities

Kevin was appointed Chief Operating Officer, Consumer for Telecom New Zealand in April 2006. He has responsibility for the product development, marketing, sales and service functions of both fixed and mobile, in the Consumer customer segment. He also looks after brand management, sponsorship and marketing communications for this segment.

Background

Kevin joined Telecom in November 1999 as Sales & Marketing Manager, Xtra, and in July 2000 was appointed General Manager, Marketing. He has held various marketing roles with a number of New Zealand’s leading corporate organisations, including Air New Zealand, Lion Nathan and Carter Holt Harvey and spent a period working for British Telecom. Kevin graduated from Waikato University with a Bachelor of Management Studies.

Trisha McEwan

Group General Manager Human Resources

Responsibilities

Trisha is responsible for the Human Resources Group which oversees and develops strategies and policies to ensure that Telecom people will most effectively contribute to the achievement of the Company’s business goals.

Background

Trisha joined Telecom in February 2002 from Sydney-based international recruitment consultants Korn Ferry where she was Head of the Management Assessment Practice. Her previous role was Group HR Director for Fletcher Challenge Ltd. Her career has included marketing, financial, and human resource management roles and has spanned the forestry, oil, building, and paper industries. Ms McEwan holds a BA from Lancaster University and a post-graduate diploma in Management Administration from Auckland University.

COMPENSATION

Director remuneration

During the year to 30 June 2007, the total remuneration paid to non-executive directors and value of other benefits received by the directors of Telecom during that period were as follows:

Name	Total remuneration[1]	Retirement allowances accrued as at 30 June 2007[2]
	$	$
Wayne Boyd	410,500	—
Theresa Gattung[3]	—	—
Rod McGeoch[4]	149,889	246,800
Rob McLeod[5]	165,625
Patsy Reddy[5,6]	197,500	465,000
Ron Spithill[7]	99,113	—
Michael Tyler	132,500	350,133
Total[8]	1,095,127

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

[2]

Retirement allowances are accrued based on the number of years’ service and fees for the highest paid three-years of service as a non-executive director to date. It is the Board’s policy, as confirmed in each director’s appointment letter, that the retirement allowances of all non-executive directors in office at 1 May 2004 be grandfathered and that on the eventual retirement (or death during office) of any such non-executive director a retirement allowance be paid to that director, calculated on the following basis:

•	that there will be no eligibility for a retirement allowance unless the non-executive director has served a minimum of three years; and

•	after a period of three years’ service, that the following formula be applied in the calculation of a retirement allowance in respect of the retirement of an existing non-executive director:

A/9 x B

where:

A	=	number of years served as a non-executive director, provided that A shall not exceed 9.

B	=	sum of fees earned as a non-executive director in the three highest paid years as a non-executive director, the terms of such to be set out in revised letters of appointment.

An accrual has been maintained for the current amount of retirement allowances owing to directors appointed prior to 1 May 2004. Retirement allowances have been frozen as at 30 June 2007 and will be paid on the eventual retirement of the director.

No retirement allowances were paid to any directors during the year.

[3]	Ms Gattung did not receive directors fees. Full details of Ms Gattung’s remuneration are set out below under “Chief Executive Officer Remuneration”.
[4]

Mr McGeoch was paid A$25,000 for additional services in assisting the Australian business. The accrual for the retirement allowance shown is based on fees paid to him as a director of Telecom and does not include any calculation for fees paid to him for the special services.

[5]	The Chairs of the Audit and Risk Management Committee and Human Resources and Compensation Committee each receive $25,000 per annum as remuneration for these roles.
[6]	Ms Reddy received a payment of $60,000 for additional services to the Board. This is included in the fees shown above.
[7]	Mr Spithill became a Director on 2 November 2006.
[8]	The total excludes the remuneration of Telecom’s former Chief Executive Officer, Ms Gattung.

No director (excluding the Chief Executive Officer) receives compensation in the form of stock options or restricted shares or participates in a bonus or profit sharing plan.

At the 2003 Annual Meeting, shareholders approved the aggregate of $1,500,000 per annum as being available to be paid to Telecom’s directors for their services as directors of Telecom (excluding services as Managing Director). Directors’ fees for the period commencing 1 July 2007 are as follows:

Position	Annual Fees
Chairman	$ 435,000
Non-executive director (excluding the Chairman)	$ 145,000
Additional amount paid to each overseas-based non-executive director (residing outside of New Zealand and Australia)	$ 10,000
The Chair of each of the Audit and Risk Management Committee, Human Resources and Compensation Committee, and Nominations and Corporate Governance Committee (if different from the Chairman)	$ 30,000
Membership of a Board Committee (excluding the Chairman and those persons who chair other Telecom Committees)[1]	$ 15,000

[1]	No more than one amount for membership of a Board committee will be paid where a Director is a member of more than one committee.

No director (excluding the Chief Executive Officer) has a service contract with any member of the Telecom Group that provides for benefits or remuneration in the event that the service of any such director within the Telecom Group is terminated. Details of benefits or remuneration to be paid to the Chief Executive Officer in the event that his or her service is terminated, are set out under “Chief Executive Officer Remuneration” below.

All directors have signed letters of appointment with Telecom, which include a description of director duties, obligations and responsibilities, the term of directorship (as described further under the heading “Item 6 – Directors, Senior Management and Employees – Director retirement”), Board meeting procedures, Telecom’s procedures regarding the determination of director independence, Board induction processes, director remuneration, the insurance effected by Telecom for directors, Telecom’s share trading policy and director access to information.

CHIEF EXECUTIVE OFFICER REMUNERATION

Former Chief Executive Officer Remuneration

The table below details the nature and amount of each element of emolument earned by Telecom’s former Chief Executive Officer, Theresa Gattung, for the year ending 30 June 2007. Ms Gattung resigned at the end of June 2007.

	Base salary	Performance Incentive Scheme (Paid and earned during year ending 30 June 2007)	Performance Option Scheme	Special Payments
Theresa Gattung Chief Executive Officer	$1,250,000	$1,525,000	$550,000	$1,800,000	[1]

[1]

A payment of $1,250,000 was made to Ms Gattung on her cessation date in accordance with the terms of her contract. A special payment of $550,000 was paid as consideration for a revised restraint of trade favourable to the Company. In addition, Ms Gattung received a payment of $287,516 for her outstanding annual leave.

Upon Ms Gattung’s employment ceasing on 30 June 2007, special arrangements applied in respect of the options held by her, as follows:

•	The 658,040 options issued on 28 September 2001 will lapse in accordance with their terms on 28 September 2007;

•	The 356,226 options issued on 1 September 2002 will lapse in accordance with their terms on 1 October 2007;

•	The 500,000 options issued on 19 September 2003, will lapse, in accordance with their terms on 1 July 2008;

•	In respect of the 500,000 options issued on 1 September 2004, Telecom will exercise its power to defer the lapse of those options until 1 July 2008; and

•	The 500,000 options issued on 16 September 2005 lapsed in accordance with their terms on 30 June 2007.

All restrictions on the 188,349 restricted Telecom shares held by Ms Gattung at 30 June 2007 were removed with effect from 1 July 2007.

New Chief Executive Officer Remuneration

Dr Paul Reynolds has been appointed Telecom’s new Chief Executive Officer, with effect from 27 September 2007. The new Chief Executive Officer’s remuneration package is set to reflect the scope and complexity of the role, closely align the package to the interests of shareholders, enhance his long-term commitment to Telecom, and be performance-based so that the package is directly linked to performance outcomes. Dr Reynolds’ proposed remuneration package for the year ended 30 June 2008 comprises a fixed cash component amount, an incentive award to be paid under a Performance Incentive Scheme, and an allocation of share rights under the Performance Rights Scheme, as follows:

•	Base cash remuneration, set at NZ$1,750,000 per annum (pro-rated for the 9 months);

•

An incentive award, delivered 60% in cash and 40% in ordinary shares. The annual target value of the incentive award is NZ$1,750,000 per annum (pro-rated for the 9 months). The maximum target value of the incentive award is 175%. This award will be made under the “Performance Incentive Scheme” described further below; and

•	A grant of share rights equivalent in value to $1,750,000. This grant will be made under the “Performance Rights Scheme” described further below.

The Performance Incentive Scheme and Performance Rights Scheme are subject to shareholders’ approval at the 2007 Annual Meeting.

Performance Incentive Scheme

The Performance Incentive Scheme is designed to reward the Chief Executive Officer for achieving pre-specified target levels of performance. The target value of the incentive award is set annually by the Board and paid at target value if target performance is achieved in the relevant year. This amount can be adjusted up or down in line with assessed under- or over-performance, subject to the maximum target stated above.

The measures used in determining the amount of the incentive award are set annually by the Board. These are likely to include overall financial targets, such as EBITDA, and specific performance objectives which may include financial criteria based on Telecom’s business and strategic plans, and other criteria relating to corporate governance, reputation, effective leadership and management.

The Performance Incentive Scheme is delivered in two parts, being a 60% cash payment and 40% as fully paid ordinary Telecom shares subject to certain restrictive conditions. If shareholder approval to the issue of the shares is not obtained, or at the Board’s discretion, 100% of the award will be delivered in cash.

The shares issued to (or purchased by) the Chief Executive Officer under the Performance Incentive Scheme are not able to be sold or otherwise disposed of for a three-year period following issue. The shares have equivalent rights to shares held by all other Telecom shareholders. If the Chief Executive Officer’s employment is terminated for cause then any shares issued or purchased under the Performance Incentive Scheme within the previous three years will be forfeited. If employment is terminated on notice or terminated by the Chief Executive Officer following a fundamental change in employment then the restrictions on disposal will cease to apply. If employment otherwise ceases then the Board retains the discretion to remove the restrictions on disposal.

Performance Rights Scheme

An initial grant of performance rights will be issued to Paul Reynolds under the Performance Rights Scheme effective on his commencement date of 27 September 2007. The number of performance rights issued will be calculated by dividing the long-term incentive amount by the volume weighted average market price of Telecom shares reported on the NZSX for the 20 business days immediately preceding the effective date of the issue.

Each performance right is granted for no cash consideration and provides the right to purchase one ordinary share in Telecom at a nil exercise price. For the initial grant only, one-third of the share rights will be eligible for vesting after one year, another one-third will be eligible after two years and the final one-third of the shares will be eligible for vesting after three years. Subsequent annual grants of share rights are expected to be eligible for vesting after three years.

The ability to vest any of the share rights and the number of share rights that will vest following the end of the vesting period is dependent on achievement of the specific performance hurdles set for each grant by the Board. The initial grant of share rights granted under the Performance Rights Scheme may be exercised only if Telecom’s Total Shareholder Return (TSR) meets the 50th percentile of the gross return from an index of global telecommunications companies If Telecom’s TSR performance is equal to the 50th percentile of the comparator group then half the performance rights in a tranche become exercisable, increasing on a straight line basis such that all performance rights in a tranche may be exercised if Telecom’s TSR is at or above the 75th percentile of the TSR of the comparator group.

Testing will be carried out to determine whether the performance hurdles were achieved at the end of the vesting period of the grant and again twelve months later. If the minimum performance hurdle is not met on the initial exercise date then a maximum of 50% of the share rights can be exercised if the performance hurdle is met at the re-test. If the number of share rights that would be exercisable on the re-test is greater than the number that were exercised on the initial exercise date then those additional share rights will become exercisable.

Shares issued on the exercise of performance rights will be fully paid ordinary shares and will rank equally in all respects with all other ordinary Telecom shares at the date of issue of the shares.

If the Chief Executive Officer’s employment is terminated by Telecom without notice any non-vested options issued under the Performance Rights Scheme will be forfeited. If employment ceases due to either termination by Telecom on notice or termination by the Chief Executive Officer following a ‘fundamental change’ in employment then those grants of share rights that have not reached the initial exercise date and are more than halfway through the period from commencement to the initial exercise date will vest on a pro-rata basis (calculated as the ratio of the period from the commencement date to the termination date divided by the period from the commencement date to the initial exercise date of the grant). If employment ceases for any other reason then any entitlement to vesting of the performance rights shall be solely at the Board’s discretion.

Executive Officer Remuneration

The aggregate amount of compensation payable by Telecom in respect of Executive Officers as a group during the financial year ending 30 June 2007 was $15,139,520.

The table below details the nature and amount of each element of emolument earned by the top five executives for the year ending 30 June 2007 (excluding emolument of Telecom’s former Chief Executive, whose compensation is disclosed above under “Chief Executive Remuneration”).

	Base Salary[1]	Annual Cash Incentive[2] (Paid during year ending 30 June 2007)	Annual Cash Incentive[3] (Earned during year ending 30 June 2007)	Long Term Incentive[4]	Special Payments[5]
Simon Moutter Acting Chief Executive Officer and Chief Operating Officer, Business	$750,000	$456,500	$665,500	$300,000	$250,000

Marko Bogoievski Chief Financial Officer	$850,000	$440,000	$1,008,480	$500,000	$819,712

Kevin Kenrick[6] Chief Operating Officer, Consumer	$524,795	—	$374,498	$250,000

Trisha McEwan Group GM Human Resources	$450,000	$230,000	$448,000	$200,000

Mark Ratcliffe Chief Operating Officer, Technology & Enterprises	$600,000	$249,000	$527,275	$250,000

Mark Verbiest Group General Counsel	$475,000	$260,000	$521,300	$250,000

[1]

Base salary is the total cost to Telecom of salary and packaged benefits (including motor vehicles and parking) received in the year to 30 June 2007 and includes fringe benefit tax as appropriate. As for other Telecom employees the above individuals and the Chief Executive Officer also receive telephone concessions which include free telephone line rental, national and international calls, mobile and online services.

[2]

The amount above is the actual annual incentive paid to Executive Officers in relation to company and individual performance for the year ending 30 June 2006, and paid in August 2006, being the 2007 financial year.

[3]

The amount above is the actual annual incentive earned by Executive Officers in relation to company and individual performance for the year ending 30 June 2007 and paid in August 2007, being the 2008 financial year.

[4]

The Long Term Incentive arrangements of the Executive Team for the 2007 year were altered to reflect the desire of the Board to drive very specific business transformation objectives. The Executive Team therefore received 50% of their equity based remuneration in the form of share rights and 50% in the form of a cash based incentive to be paid at the end of a two year period (ending on 30 June 2008) subject to performance against specific business transformation measures.

[5]

Simon Moutter and Marko Bogoievski were identified as having critical knowledge and expertise essential to retain through a period of significant change. They have both received retention payments to ensure they are retained through the Chief Executive Officer recruitment and induction period.

6	Kevin Kenrick joined the executive team in April 2006.

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

EQUITY-BASED INCENTIVE SCHEMES

Telecom also operates equity or non-cash based long-term incentive schemes (refer Note 25 to the Financial Statements for details of the number of shares and options issued under the schemes). These are designed to ensure there is an appropriate balance between short, medium and longer-term performance objectives and to align senior management with shareholder interests. Approximately 515 senior managers currently participate in equity-based incentive schemes. Telecom’s long-term incentive programme has two types of equity-based schemes, the Share Option Scheme and a Restricted Share Scheme.

The total number of shares (including restricted shares), share rights and share options on issue under Telecom’s equity-based incentive schemes comprised less than 2% of the total shares on issue at 30 June 2007. Refer Note 25 to the Financial Statements for more details.

Telecom Share Option Scheme

The Telecom Share Option Scheme has operated since 1994. However, in the last few years only a small number of senior managers have participated in the scheme.

No options were issued under the share option scheme in the financial year ended 30 June 2007.

Most senior managers with an equity incentive component in their remuneration package received this component in the form of restricted shares for the financial year ended 30 June 2007. The Executive Team had a portion of their equity-based incentive component replaced by a cash-based

Incentive Scheme that will be paid subject to performance against specific strategic business transformation measures to secure the long-term value of the Company over a two-year period to 30 June 2008.

The Board has determined not to issue any options under the share option scheme in the financial year ended 30 June 2008. All senior managers and executives with an equity incentive component in their remuneration packages will receive this component in the form of restricted shares for that year.

Telecom Restricted Share Schemes

In September 2001 restricted shares were introduced as a component of remuneration for selected senior people. Restricted shares are now the primary equity-based mechanism for long term incentive participants. They are intended to align employee incentives with shareholder value without the dilutionary impact of widespread use of share options.

Restricted shares are delivered via two different mechanisms that provide the same incentive and reward outcomes. These are the Telecom Restricted Share Scheme and the Telecom Share Rights Scheme. The Restricted Share Scheme is only used in New Zealand and the Share Rights Scheme is used in Australia and for New Zealand-based Executive Team members. These schemes are structured to deliver an equivalent benefit to all participants.

Under the Restricted Share Scheme, shares in Telecom are issued to Telecom Trustee Limited (TTL), a Telecom subsidiary. Participants purchase shares from TTL with funds lent to them by Telecom and which are held on their behalf by TTL. Generally the shares vest after a three-year period although a reduced period may be used in some cases. In the financial year ended 30 June 2006, a key group of senior managers were issued restricted shares, of which some vested after one and two years as well as the standard three years, to provide additional retention during a period of significant change and uncertainty. The price for each share was the average end-of-day market price for Telecom shares reported on NZSX in the 20 days immediately preceding the date on which the share was allocated, less a discount reflecting the reduced value of those shares resulting from the fact that no dividends will be paid on them while they are held by TTL (consistent with the relevant NZX waiver). In the financial year ended 30 June 2008 the restricted shares will be eligible for dividends therefore the discount for non-payment of dividends will be removed from the price calculation and the NZX waiver will no longer be required. If the individual is still employed by Telecom at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. Under special circumstances individuals who cease employment prior to the end of the restricted period can receive a partial award under the Restricted Share Scheme.

Under the Share Rights Scheme, participants are granted rights to purchase Telecom shares at a nil cost strike price. Generally rights cannot be exercised for a three-year period. In the financial year ended 30 June 2006, a key group of senior managers were granted rights, of which some were able to be exercised after a one and two-year period as well as the standard three years, to provide additional retention during a period of significant change and uncertainty. The rights will be exercisable at the end of the restricted period only if the individual is still employed by Telecom, except in special circumstances. The price of a share right is determined under a similar methodology and subject to a similar NZX waiver as applies to the Restricted Share Scheme. The waiver will not be required for new issues of Share Rights.

SUPERANNUATION

No superannuation was paid to any director or Executive Officer for the financial year ended 30 June 2007.

During the financial year ended 30 June 2007, Telecom made pension contributions of $1.5 million to the New Zealand Government Superannuation Fund (30 June 2006: $1 million; 30 June 2005: $2 million) and $9 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992, (30 June 2006: $14 million; 30 June 2005: $12 million). Telecom has no other obligations to provide pension benefits in respect of employees.

RETIREMENT/REDUNDANCY

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

The new Chief Executive Officer may resign at any time giving six months’ notice. The Board may terminate the Chief Executive Officer’s employment by giving three months’ notice. In this event, payment of 12 months’ base remuneration will be made. If Telecom gives notice of termination within the first three years of employment, the termination payment will be increased if the period from the end of the notice period to the end of the first three years of the term is greater than 12 months, to be a payment equal to the base remuneration that would have been earned during that period. A payment equal to the target value of the annual performance incentive for one year will also be made. If there is a change of control that results in Dr Reynolds no longer being the Chief Executive Officer of a publicly listed company then he will be able to terminate his employment with three months’ notice and receive payment as if Telecom had terminated his employment. No notice period is required in the case of serious misconduct. There is no redundancy payment provision contained in the contract of the new Chief Executive Officer.

EQUITY HOLDINGS

Equity-Based Compensation

The table over the page details equity-based compensation granted to the Chief Executive Officer and each of the top five executives prior to 30 June 2007, that were exercised, unrestricted or lapsed during the period ending 30 June 2007 and the value derived from those securities.

Equity-based remuneration

The table below shows equity-based instruments granted to the Chief Executive Officer and the executive team during the year ended 30 June 2007.

Aggregate Equity Holdings as at 30 June 2007 – including number of equity-based instruments granted, unrestricted or lapsed during the year

	Number held at the start of the year	Number granted during the year as remuneration	Number Vested/ Acquired	Number unrestricted during the year	Number lapsed during the year	Number exercised/ sold during the year	Number held at the end of the year	Exercise price range	Earliest possible exercise date/transfer date range	Expiry date range
Theresa Gattung
Share Options - pre September 2003	1,240,354	n/a	n/a	n/a	226,088	n/a	1,014,266	$4.70 - $7.86	28/09/03 - 01/09/05	28/09/07 - 01/10/07
Performance Options[2]	1,500,000	n/a	n/a	n/a	500,000	n/a	1,000,000	$5.01 - $5.93	19/09/06 - 01/09/07	1/07/2008
Performance Shares[2]	140,191	48,158		n/a	n/a	n/a	188,349	Nil	1/09/07 - 16/09/08	n/a

Simon Moutter
Share Options[1]	1,320,937	n/a	n/a	n/a	144,696	n/a	1,176,241	$4.70 - $6.11	28/09/02 - 16/9/08	28/09/07 - 16/09/11
Share Rights[1]	92,587	41,323	n/a	n/a	n/a	24,951	108,959	nil	01/09/07 - 15/09/08	01/12/07 - 15/12/08
Ordinary Shares	19,067	n/a	24,951	n/a	n/a	44,018	0	n/a	n/a	n/a

Marko Bogoievski
Share Options[1]	2,517,973	n/a	n/a	n/a	226,087	n/a	2,291,886	$4.70 - $6.77	28/09/02 - 16/09/08	28/09/07 - 16/09/11
Share Rights[1]	142,545	68,871	n/a	n/a	n/a	39,921	171,495	nil	01/09/07 - 15/09/08	01/12/07 - 15/12/08
Ordinary Shares[3]	49,863	n/a	45,666	n/a	n/a	n/a	95,529	n/a	n/a	n/a

Kevin Kenrick
Share Options[1]	74,985	n/a	n/a	n/a	45,217	n/a	29,768	$4.94	1/09/2005	1/09/2008
Share Rights[1]	Nil	34,436	n/a	n/a	n/a	n/a	34,436	nil	19/9/06 - 16/9/08	19/12/06 - 16/12/08
Restricted Shares	46,362	n/a	n/a	13,637	n/a	n/a	32,725	nil	1/09/07 - 16/09/08	n/a
Ordinary Shares	13,472	n/a	13,637	n/a	n/a	n/a	27,109	n/a	n/a	n/a

Trisha McEwan
Share Options[1]	528,671	n/a	n/a	n/a	n/a	n/a	528,671	$4.94 - $6.11	1/01/03 - 16/9/08	01/03/08 - 16/09/11
Share Rights[1]	40,234	27,549	n/a	n/a	n/a	12,476	55,307	nil	01/09/07 - 15/09/08	01/12/07 - 15/12/08
Ordinary Shares	0	n/a	12,676	n/a	n/a	12,676	0	n/a	n/a	n/a

	Number held at the start of the year	Number granted during the year as remuneration	Number Vested/ Acquired	Number unrestricted during the year	Number lapsed during the year	Number exercised/ sold during the year	Number held at the end of the year	Exercise price range	Earliest possible exercise date/transfer date range	Expiry date range
Mark Ratcliffe
Share Options[1]	862,971	n/a	n/a	n/a	97,971	n/a	765,000	$4.70 - $6.77	28/09/02 - 16/9/08	28/09/07 -16/9/11
Share Rights[1]	61,059	34,436	n/a	n/a	n/a	15,969	79,526	nil	01/09/07 - 15/09/08	01/12/07 - 15/12/08
Ordinary Shares	16,534	n/a	15,969	n/a	n/a	15,969	32,503	n/a	n/a	n/a

Mark Verbiest
Share Options[1]	720,638	n/a	n/a	n/a	49,432	n/a	671,206	$4.70 - $6.11	28/09/02 - 16/9/08	28/09/07 - 16/09/11
Share Rights[1]	50,379	34,436	n/a	n/a	n/a	15,470	69,345	nil	01/09/07 - 15/09/08	01/12/07 - 15/12/08
Ordinary Shares	13,033	n/a	15,470	n/a	n/a	n/a	28,503	n/a	n/a	n/a

[1]

Share options granted under the Telecom Share Option Scheme comprise options to acquire fully paid ordinary shares issued by Telecom. Vesting of options issued post September 2003 are subject to satisfying the cost of equity performance hurdle described above. All options have a six-year life from the date of grant. The exercise price is the average end-of-day market price of Telecom’s shares reported on NZSX in the month immediately preceding the grant date.

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

[2]

Shareholder approval at the Annual Meeting in 2003 was obtained in order to grant Ms Gattung up to 1,500,000 options over the following three years. Pursuant to that approval, 500,000 options were granted in November 2003 effective 19 September 2003, a further 500,000 in September 2004 and a further 500,000 in September 2005 with exercise subject to satisfaction of performance hurdles. No options were issued in September 2006. On Ms Gattung’s employment ceasing on 30 June 2007 special arrangements applied in respect of the following options:

a.	The 658,040 options issued on 28 September 2001 will lapse in accordance with their terms on 28 September 2007;
b.	The 356,226 options issued on 1 September 2002 will lapse in accordance with their terms on 1 October 2007;
c.	The 500,000 options issued on 19 September 2003, will lapse, in accordance with their terms on 1 July 2008;
d.	In respect of the 500,000 options issued on 1 September 2004, Telecom will exercise its power to defer the lapse of those options until 1 July 2008; and
e.	The 500,000 options issued on 16 September 2005 lapsed in accordance with their terms on 30 June 2007.

All restrictions on the 188,349 restricted Telecom shares held by Ms Gattung at 30 June 2007 were removed with effect from 1 July 2007.

[3]	Marko Bogoievski acquired ordinary shares during the year as a result of share rights vesting and through the acquisition of shares under the Dividend Reinvestment Plan.

Value of equity-based compensation – exercised or lapsed

The following table details equity-based compensation that was granted to the Chief Executive Officer and the Executive Officers prior to 30 June 2007, that were exercised, unrestricted or lapsed during the period ending 30 June 2007 and the value derived from those securities.

	Date of grant	Date of exercise/lapse	Number exercised/ unrestricted/ (lapsed)	Exercise price
				$
Theresa Gattung
Share Options	1-Sep-00	1-Sep-06	(226,088)	$6.77
Performance Options	16-Sep-05	30-Jun-07	(500,000)	$6.10

Marko Bogoievski
Share Options	1-Sep-00	1-Sep-06	(226,087)	$6.77
Share Rights	19-Sep-03	6-Nov-06	39,921	0

Simon Moutter
Share Options	1-Sep-00	1-Sep-06	(144,696)	$6.77
Share Rights	19-Sep-03	6-Nov-06	24,951	0

Mark Ratcliffe
Share Options	1-Sep-00	1-Sep-06	(97,971)	$6.77
Share Rights	19-Sep-03	22-Sep-06	15,969	0

Mark Verbiest
Share Options	1-Sep-00	5-Nov-06	(49,432)	$5.78
Share Rights	1-Sep-00	6-Nov-06	15,470	0

Kevin Kenrick
Share Options	1-Sep-00	1-Sep-06	(45,217)	$6.77
Restricted Shares	19-Sep-03	19-Sep-06	13,637	0

Trisha McEwan
Share Rights	3-May-04	29-Sep-06	12,467	0

SHARE OWNERSHIP

As at 13 August 2007, directors and Executive Officers as a group beneficially owned Telecom shares representing approximately 0.02% of the shares outstanding.

Directors beneficially owned Telecom shares as follows:

Name	Number of shares beneficially owned	Percentage[3]
Wayne Boyd	34,536	0.002%
Theresa Gattung[1]	188,349	0.009%
Rod McGeoch	20,000	0.001%
Patsy Reddy	21,110	0.001%
Michael Tyler[2]	22,000	0.001%
Ron Spithill	20,250	0.001%
Murray Horn	—	—
Rob McLeod[4]	30,000	0.001%

[1]	Ms Gattung ceased to be a director of Telecom on 29 June 2007. The number of shares stated reflects her shareholding as at that date.
[2]	Held in the form of 2,750 American Depositary shares (1 ADR) equalled 8 ordinary shares).
[3]	Each percentage stated has been rounded to the nearest 1/1000th of a percent.
[4]	Mr McLeod ceased to be a director of Telecom on 30 June 2007. The number of shares stated reflects his shareholding as at that date.

As at 13 August 2007, the Executive Officers (excluding the former Chief Executive Officer) beneficially owned less than 1% of Telecom shares. These Executive Officers beneficially owned Telecom shares as follows:

Name	Number of ordinary shares beneficially owned	Percentage[2]
Simon Moutter[1]	—	—
Marko Bogoievski	95,529	0.005%
Kevin Kenrick	27,109	0.001%
Trisha McEwan	—	0.00%
Mark Ratcliffe	32,503	0.001%
Mark Verbiest	28,503	0.001%

[1]	Associated persons of Mr Moutter own 1,500 ordinary shares.
[2]	Each percentage has been rounded to the nearest 1/1000th of a percent.

EMPLOYEES

The table below sets out the total number of employees employed by Telecom over the past three financial years.

	Years Ended 30 June
Employees	2007	2006	2005
Total Employees	8,362	9,033	8,560

The table below sets out a breakdown of persons employed by Telecom by business division and geographic location, as at 30 June 2007:

Business Unit	Permanent Employees
AAPT	1,231[1]
Business	2,441
Consumer	2,381
Corporate	222
International	151
Technology and Enterprise	1,936

Grand Total	8,362

Country	Permanent Employees
New Zealand	6,731
Australia	1,594
United States	26
Great Britain	11

Grand Total	8,362

[1]

Employee numbers for the AAPT division differ from those presented for Australia in the geographical disclosure as certain employees within the international and corporate operations are located within Australia.

The majority of Telecom’s employees reside in New Zealand and are employed on individual employment agreements with no fixed terms. Telecom’s Australian employees are employed on individual employment contracts with no fixed terms. Federal awards which specify minimum wages and conditions are relevant to some of these contracts.

Fixed term employees and casual contractors are also used occasionally. At 30 June 2007, there were 143 fixed-term employees.

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

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As at 13 August 2007, there were 2,020,102,304 shares outstanding. At the same date there were approximately 428 ADR holders in the United States holding 17.52% of the shares.

Current Substantial Security Holders

According to information publicly available to Telecom via notices filed pursuant to the New Zealand Securities Markets Act 19881, the beneficial owners of 5% or more of Telecom’s shares, as at 13 August 2007, were as follows:

Owner	Number owned	% of Class[4]
Commonwealth Banking Group	182,391,331	9.03%
Westpac Banking Corporation	147,621,613	7.31%
Brandes Investment Partners LP2	130,996,636	6.48%
Lazard Asset Management Pacific Co	122,079,315	6.16%
Mondrian Investment Partners Limited[3]	114,441,500	5.67%

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

[3]	Formerly Delaware International Advisors Limited.
[4]	Holdings recalculated from the notices filed, as a percentage of shares outstanding at 13 August 2007, being 2,020,102,304 shares.

Telecom has a number of distinct relationships with the New Zealand Government, including as a preference shareholder, regulator and customer. The New Zealand Government holds one preference share known as the “Kiwi Share” that has special rights which are described in detail under “Item 10 – Additional Information.”

Substantial Security Holders – significant change in security holdings between 1 July 2005 and 13 August 2007

Commonwealth Banking Group

Date	Number owned	% of Class[1]
25 July 2006	157,450,731	8.03%
5 July 2007	182,391,331	9.03%

Brandes Investment Partners LP

Date	Number owned	% of Class[1]
1 September 2004	149,769,638	7.75%
17 September 2004	149,834,110	7.76%
14 April 2005	130,996,636	6.70%

Mondrian Investment Partners Limited (formerly Delaware International Advisors Limited)

Date	Number owned	% of Class[1]
27 September 2004	129,381,954	6.68%
26 June 2007	114,441,500	5.67%

Morgan Stanley Group

Date	Number owned	% of Class[1]
20 December 2004	101,755,557	5.23%
8 April 2005	76,886,373	3.93%
12 August 2005	103,354,431	5.27%
23 January 2006	128,961,765	6.59%
22 March 2006	194,795,746	9.94%
25 May 2006	169,888,797	8.66%
9 June 2006	143,278,253	7.33%
5 July 2006	120,813,173	6.16%
26 March 2007	36,695,616	1.83%

Lazard Asset Management Pacific Co

Date	Number owned	% of Class
15 September 2006	102,189,996	5.16%
27 September 2006	122,079,315	6.16%

Westpac Banking Corporation

Date	Number owned	% of Class
27 November 2006	106,498,001	5.37%
22 February 2007	126,198,021	6.33%
16 March 2007	147,621,613	7.4%

[1]	The percentage notified to Telecom by the substantial security holder at the time of the transaction.

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

Transactions with associate companies

Advances to associate companies

The advance to Southern Cross Cables Holdings Limited was fully repaid during the year ended 30 June 2007.

Other transactions with associate companies

Telecom provides network operations and management services to Southern Cross in respect of its operations in New Zealand. Telecom makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased on Southern Cross. Any transactions undertaken with these entities have been entered into on an arms-length basis. For more information on these transactions see Note 30 to the financial statements.

Loans to Executive Officers

While Executive Officers no longer participate in the Restricted Share Scheme (see “Item 6 – Directors, Senior Management and Employees - Restricted Share Schemes”), restricted shares were issued to Executive Officers up until September 2003. During this period Telecom loaned Philip King NZ$27,591 to purchase restricted shares. Philip King ceased to be an Executive Officer in April 2006. Trisha McEwan was also loaned NZ$16,880 to purchase restricted shares, however, this loan was repaid on 1 March 2005. These loans were both made on interest-free terms. Mr Kenrick became an Executive Officer on 11 April 2006. He has a loan of NZ$102,480 outstanding in respect of the purchase of restricted shares. This loan, which was granted on 16 September 2005, is due for repayment on 16 September 2008. He has not been provided with any further loans since he became an Executive Officer. Details of these restricted shareholdings are described further under the heading “Item 6 – Directors, Senior Management and Employees – Share Ownership”.

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

Southern Cross

In 1998, Telecom entered into the Southern Cross project (the project) with Optus and WorldCom to establish the Southern Cross cable. Telecom obtained a waiver from the requirement in NZSX Listing Rule 9.2.1 for shareholder approval of material transactions with related parties in respect of any future transaction that might be entered into with Optus and WorldCom which are unrelated to the project. The waiver was granted on the following conditions:

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

Amendment to Kiwi Share obligations

In December 2001, Telecom and the New Zealand Government (the Crown) entered into the TSO Deed (see “Item 4—Regulation”) which records provisions that operate in place of, and in addition to, Telecom’s Kiwi Share obligations. The obligations in the TSO Deed update the Kiwi Share obligations and require Telecom, among other things, to provide additional telecommunications services to consumer customers and to comply with various service quality indicators. Because of the Kiwi Share provisions and the Crown’s regulatory powers, under the NZSX Listing Rules, the Crown as the holder of the Kiwi Share, is deemed to be a related party of Telecom. Telecom obtained a waiver from the NZSX Listing Rule requirement for shareholder approval of a material transaction with a related party in relation to the changes. The waiver was granted because:

•	of the arms-length nature of the arrangements;

•	the changes were considered by Telecom to be in the best interests of shareholders; and

•	the matter needed to be dealt with urgently.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18 - Financial Statements”.

LEGAL PROCEEDINGS

New Zealand

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of the “0867 package” constituted a use by Telecom of its dominant position for prescribed purposes. The 0867 package involved (i) introducing a unique number range for dial up internet calls, which attracted no charge for residential customers and which offered traffic management benefits; (ii) the introduction of a charge for calls by residential customers to ISPs who did not use 0867; and (iii) offering 0867 numbers to competing carriers, subject to entering into new interconnection agreements under which they agreed there would be no termination charges on calls to 0867 numbers. The Commerce Commission seeks a declaration that this contravened section 36 of the Commerce Act, as well as seeking a pecuniary penalty and costs. The trial of the proceedings commenced on 20 August 2007 and is scheduled to continue until the end of September. The Court will reserve its decision, so there is no certainty as to when Telecom will receive the judgement. This case is under the old penalty regime, where the maximum penalty is NZ$5 million. Telecom believes that it has reasonable to good prospects of success.

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that during the period since 1998, Telecom had misused its market power and had priced access to its data tail services for high-speed data transmission, for the purposes of deterring potential and existing competitors from engaging in competitive conduct. The Commerce Commission seeks a declaration that this behaviour contravened section 36 of the Commerce Act, as well as seeking a pecuniary penalty and an injunction restraining Telecom from engaging further in the conduct and costs. This matter has been scheduled for trial in mid 2008. This case is partly under the old penalty regime (maximum NZ$5 million) and partly under the current penalty regime, which is described in detail in “Item 4 – Regulation”.

The two proceedings described above are being vigorously defended by Telecom. In addition to the pecuniary penalties, if Telecom is found to have acted anti-competitively there may be negative brand implications and it may engender a more invasive regulatory response from either the Government or the Commerce Commission.

Sintel (in liquidation) has issued proceedings against Telecom, relating to TNZI’s audiotext business in 1990. The matter was settled, but the liquidators are seeking to overturn the settlement agreement claiming fraud and other mala fides on Telecom’s part. Sintel has recently filed an amended statement of claim, increasing the value of the claim up to NZ$60 million. Telecom’s application to strike out all but one of the causes of action was unsuccessful. It was appealed to the Court of Appeal and is awaiting judgement. At this stage trial of the substantive matter is unlikely to take place before late 2008. These proceedings will be vigorously defended by Telecom.

Asia Pacific Telecommunications Limited has also issued proceedings against Telecom in relation to TNZI’s audiotext business in the late 1990s. The total claim is for approximately US$20 million. The parties are undergoing discovery. Telecom believes it has a strong defence for the majority of the claim. These proceedings will be vigorously defended by Telecom.

The billing dispute between Telecom Wholesale and Vodafone, which was referred to arbitration in 2006, has been settled. Telecom paid Vodafone the disputed sum of NZ$4,630,464 plus GST.

In December 2004, the Commerce Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anti-competitive. If the Commerce Commission determines that Telecom has been acting anti-competitively it could issue proceedings seeking a declaration as to Telecom’s anti-competitive behaviour, a pecuniary penalty (the maximum for which is set out in “Item 4 Regulation”) and/or an injunction restraining Telecom from engaging further in the conduct and costs. It is unclear when the Commerce Commission’s investigation will be completed, although recent public statements in the context of the UBS reconsideration indicate that the Commerce Commission’s investigation is ongoing.

In July 2006, CallPlus and ihug (two competitors of Telecom) appealed the Commerce Commission’s determination of their application for UBS and backhaul (both designated services under the Telecommunications Act) dated 22 June 2006. Under that determination, the Commerce Commission determined that Telecom is to provide UBS services at the rate of NZ$28.04 plus GST per month. CallPlus and ihug appealed the price (among other matters), seeking a price of approximately NZ$20.00. In December 2006, the parties agreed that the appeal should be discontinued and that the Commerce Commission should undertake a Reconsideration of the price, on the basis that there had been a material change in circumstances since the original decision. On 11 July 2007, the Commerce Commission issued its final Reconsideration, which amended the pricing methodology for the regulated UBS service. The Commerce Commission has determined the following prices: NZ$26.30 from 26 October until 31 December 2006; NZ$26.79 from 1 January to 31 March 2007; and NZ$26.35 from 1 April to 30 June 2007. The price has subsequently been adjusted to reflect changes in the retail broadband market and from 1 August it was NZ$25.93. The price will be adjusted quarterly and when Telecom makes changes to its retail broadband prices. Telecom is required to backdate the price adjustment and provide a refund for any overpayments. Telecom has decided to provide the refund to all wholesale customers who purchase the regulated UBS service. The total cost of the backdate was NZ$420,000 plus GST.

In April 2007, Vodafone appealed the Commerce Commission’s 2003/2004 TSO Determination. This matter has been scheduled for a three-day hearing in November 2007. Telecom understands the key issue on appeal to be the extent to which the TSO services could be delivered by alternative (cheaper) technologies and the impact of this. If Vodafone is successful, it is likely that the matter will be referred back to the Commerce Commission. It is uncertain as to what the financial implications would be if Vodafone were successful because there are a range of options available to the court and the matter would have to be remitted back to the Commerce Commission to undertake further modelling. However, if Vodafone’s proposed approach is accepted by the court, it could have an impact on the total TSO loss (which is the total cost of delivering services to non commercially viable customers, which is then divided by the “liable persons”, who are essentially Telecom and the other telecommunications service providers who interconnect with Telecom’s PSTN).

Telecom has been joined as one of numerous respondents in a leaky buildings claim in the Weathertight Homes Resolution Services (WHRS) relating to a development called “Ellerslie Park”. The claim is that there was a problem with the installation of the external junction boxes. Telecom has applied to strike out the claim. Although the claim against Telecom is small, liability could be joint and several, so there is a remote risk that Telecom, if found liable, could be responsible for the total value of the claim (NZ$4.3 million), rather than just its share, if other parties are no longer in existence.

Telecom has been sued by a former mobile phone salesman, Mr Holmes. Mr Holmes was an independent contractor whose contract was terminated. Telecom alleges he was making fraudulent sales. Mr Holmes originally brought arbitration proceedings in 2001, but these were discontinued. The claim, valued at NZ$2.7 million is statute barred, but Mr Holmes argues that he is entitled to an extension of time on the basis that he was of unsound mind during some of the period since the termination of the contract. Telecom has applied to strike out the claim, which is scheduled for hearing in November 2007.

The Commerce Commission has laid four charges against Telecom under the Fair Trading Act 1986, relating to three incidents where call centre representatives are alleged to have erroneously made statements that various Telecom products, processes or prices have Commerce Commission approval or endorsement. The maximum penalty for each charge is NZ$200,000. There may also be brand and reputation issues associated with a conviction. The first court date is scheduled for 19 September 2007 and Telecom is currently considering whether or not to defend the charges, or plead guilty.

All of the above proceedings, which are within New Zealand’s legal jurisdiction, have been commenced in the High Court of New Zealand unless otherwise stated.

Australia

PowerTel Limited is in dispute with Pacific Union Group Pty Limited in respect of the withdrawal by PowerTel of certain product lines from the scope of the dealer agreement between the parties. Pacific

Union has commenced proceedings in the Supreme Court of New South Wales, claiming breach of contract and/or repudiation of contract. The amount of loss and damage claimed has not yet been fixed by Pacific Union. PowerTel is defending these proceedings. Further settlement discussions are to be held by the parties.

Telstra Corporation Limited has commenced proceedings in the High Court of Australia, and is seeking a declaration that the declaration by the ACCC of ULL and LSS under the Trade Practices Act is constitutionally invalid. PowerTel Limited and Request Broadband Pty Limited, amongst others, are defendants in these proceedings. A stated case has been agreed by the parties, and the hearing is expected to be held in the period between November 2007 and March 2008.

During the last fiscal year, AAPT was in dispute with Telstra Wholesale principally in respect of wholesale residential line rental charges and the non-renewal of significant discounts. This dispute was settled on in November 2006, when the parties executed the AAPT New Deal Agreement (2006), under which all disputes were released, new product pricing was agreed for a number of products and services, including wholesale line rental and a new volume discount structure was agreed.

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

Based on Telecom’s current expectations for the next twelve months, the target dividend payout ratio for the financial year ending 30 June 2008 will continue to be 75% of net earnings, adjusted for relevant non-cash items. Subject to there being no material adverse change in circumstances, dividends for the first three quarters of the year are again expected to be 7.0cps with the fourth quarter dividend set to achieve the target full year payout ratio.

The Dividend Reinvestment Plan has been retained. For the fourth quarter dividend relating to the year ended 30 June 2007, a 3% discount to the prevailing market price will be applied to shares issued under the Dividend Reinvestment Plan.

In future, commencing with the dividend paid in relation for the first quarter of the year ending 30 June 2008, shares issued under the plan will be priced at the prevailing market price (that is, no discount will be applied) and Telecom intends to acquire an equivalent number of shares on-market, in order to eliminate an increase in capital arising pursuant to the plan. These mechanisms will be reviewed at each dividend date.

Item 9. Listing

PRICE HISTORY

The following tables set out, for the periods indicated, the highest and lowest closing sale prices for the ordinary shares as derived from the Daily Official List of the NZSX, and the highest and lowest sale prices of the ADSs quoted on the NYSE:

(a)	Annual high and low market prices for the last five financial years:

	$NZ per share		$US per ADS
Period	High	Low	High	Low
1 July 2002-30 June 2003	5.30	4.13	24.62	17.31
1 July 2003-30 June 2004	5.90	4.84	31.59	22.53
1 July 2004-30 June 2005	6.56	5.61	38.93	29.36
1 July 2005-30 June 2006	6.36	4.02	35.16	19.50
1 July 2006-30 June 2007	5.15	3.93	29.40	19.10

(b)	Quarterly high and low market prices for the last two financial years and the period ended 30 June 2007:

	$NZ per share		$US per ADS
Period	High	Low	High	Low
1 July 2005-30 September 2005	6.36	5.97	35.16	32.47
1 October 2005-31 December 2005	6.06	5.58	33.70	31.40
1 January 2006-31 March 2006	6.04	5.19	33.34	26.06
1 April 2006-30 June 2006	5.85	4.02	29.25	19.50
1 July 2006-30 September 2006	4.46	3.93	23.48	19.10
1 October 2006-31 December 2006	4.94	4.09	27.75	21.51
1 January 2007-31 March 2007	5.15	4.54	28.80	25.37
1 April 2007-30 June 2007	4.98	4.44	29.40	26.91

(c)	Monthly high and low market prices for the last six months:

	$NZ per share		$US per ADS
Period	High	Low	High	Low
1 March 2007-31 March 2007	4.90	4.54	27.96	25.37
1 April 2007-30 April 2007	4.98	4.66	29.40	27.15
1 May 2007-31 May 2007	4.92	4.75	29.12	27.50
1 June 2007-30 June 2007	4.85	4.44	28.89	26.91
1 July 2007-31 July 2007	4.87	4.53	31.40	27.68
1 August-31 August 2007	4.54	4.08	31.15	22.76

MARKETS

Telecom has a dual listing of its shares on the NZSX and on the ASX. Telecom is required to comply with the full listing rules of the NZSX and ASX.

ADSs each representing eight ordinary shares and evidenced by ADRs, are listed on the NYSE. Telecom is proposing to make a capital return to shareholders and ADR holders in October 2007. It is currently anticipated that, immediately following the capital return, the ratio of ADRs to ordinary shares will be changed from the existing ratio of one ADR to eight ordinary shares, to one ADR to five ordinary shares. The Bank of New York is Telecom’s Depositary.

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

Under the NZSX Listing Rules, Telecom’s ability to redeem redeemable equity securities is limited to specified circumstances, including where the redemption:

•

is made pursuant to their terms of issue and either the equity securities were issued before 1 September 1994, or the terms of issue were approved by security holders of the same class or the equity securities were issued pursuant to a pro-rata renounceable cash issue, a fully paid pro-rata bonus issue or an offer to each shareholder for consideration not exceeding NZ$5,000;

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

Alteration of Rights of ADR Holders

Telecom has established an ADR facility to provide for the deposit of shares and the creation of ADSs representing the deposited securities, and for the execution and delivery of ADRs evidencing such ADSs. Telecom and The Bank of New York (as “Depositary”) are parties to the Fourth Amended and Restated Deposit Agreement dated as of 17 April 2003 (Deposit Agreement) in relation to such facility.

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

Directors

Composition of the Board

Telecom’s Constitution requires that at least half of Telecom’s Board of Directors be New Zealand citizens. This provision was inserted at the time of Telecom’s privatisation over fifteen years ago.

The Board is seeking approval from its shareholders at its 2007 Annual Meeting to amend this provision, for the reasons described in “Item 6 - Directors - Board Composition”.

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

Number of shares required to be held by a director

There is no requirement in the Constitution for directors to hold Telecom shares. However, as part of the Board Charter, Telecom has an internal policy that non-executive directors are encouraged to hold Telecom shares.

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

If a dividend remains unclaimed for one year after having been authorised, the Board may invest or otherwise use that money for the benefit of Telecom until it is claimed. If a shareholder does not claim a dividend (or any other distribution or money payable to a shareholder or former shareholder in respect of shares or debt securities) within five years of it having been authorised, the Board may resolve that the dividend is forfeited for the benefit of Telecom. The Board must, however, annul the forfeiture and (subject to the solvency test) pay the dividend to any person who produces evidence of his or her entitlement.

Telecom operates a dividend reinvestment plan pursuant to which shareholders may elect to have the dividends to which they are entitled applied to purchase further ordinary shares at the prevailing market price (that is, no discount will be applied).

Distributions to ADR holders

Whenever the Depositary or the Custodian receives any cash dividend or other cash distribution on any deposited securities, the Depositary will, subject to the Depositary being able to convert any sums received in foreign currency into US dollars, make such conversion and distribute the amount received (net of (a) the applicable fees, charges and expenses incurred by the Depositary and (b) taxes withheld) to ADR holders in proportion to the number of ADSs held as at the relevant record date. The Depositary is not required to distribute fractional amounts which shall be rounded to the nearest whole cent and distributed in cash to ADR holders.

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

When are resolutions required?

Under the Constitution matters which shareholders are required to vote on include:

•	adopting or altering the Constitution;

•	approving a major transaction;

•	approving an amalgamation under the Companies Act; and

•	liquidating Telecom.

In addition, under the NZSX Listing Rules, the Companies Act and the ASX Listing Rules, shareholder approval is required for:

•	material transactions (other than employment agreements and transactions with a value of less than NZ$250,000) where a related party is or is likely to become a direct or indirect party;

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

Disenfranchisement

If the Board (or the New Zealand Government, which is the holder of the Kiwi Share, after consultation with the Board) determines that there are reasonable grounds for believing that a person has a Relevant Interest (as defined in the Constitution and described under the heading “Limitations on shareholdings” below) in voting shares in excess of the limitations described below (Affected Shares) under the heading “Limitations on Shareholdings”, the Board (or the holder of the Kiwi Share if the Board fails to act in a manner that remedies the basis of the determination) may, after following certain procedures, prohibit the exercise of voting rights (in which case voting rights vest in the chair). The shareholder may still attend and speak at the meeting.

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

Under the Constitution, the Board and Kiwi Shareholder may sell Affected Shares for the account of the registered holder. If any Affected Shares represented by ADRs are sold by the Board or Kiwi Shareholder, those ADRs shall thereafter represent only the right to receive any cash received by the Depositary arising from the sale, less the fees of the Depositary for cancellation of the ADRs and any expenses incurred or paid by the Depositary in distributing such cash and unsold shares to the holder of the ADRs. Immediately upon receiving notice from the Depositary that the Affected Shares have been sold, the beneficial holder must surrender the relevant ADRs for cancellation and, if applicable, issue a new ADR.

Mergers and Acquisitions

The New Zealand Takeovers Code Approval Order 2000 (Takeovers Code) limits the holding or control of shares. The “fundamental rule” of the Takeovers Code prohibits a person from becoming the holder or controller of an increased percentage of voting rights in Telecom if the holder and its “associates” (which is very widely defined in the Takeovers Code) would afterwards control more than 20% of the voting rights, unless the increase fits within one of the exceptions to the fundamental rule or the Takeovers Panel (established under the Takeovers Act 1993) grants an exemption. A person who already holds or controls more than 20% of such voting rights cannot increase that level of voting rights except in compliance with the Takeovers Code or through an exemption.

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

•

an acquisition by a person who holds or controls more than 50% but less than 90% of the voting rights of up to 5% of the total voting rights in any 12-month period. No such ability to increase applies to persons holding between 20% and 50%;

•

no restrictions apply to a person holding or controlling 90% or more of the voting rights. Above the 90% threshold the person may compulsorily acquire the remaining securities, and each remaining holder may require the person to acquire the remaining holder’s securities; and

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

•

although an offer can be conditional, the conditions cannot depend on the judgement of the offeror or any of their associates or be within the power or control of the offeror or any of their associates;

•

offers may be varied to increase the consideration or add a cash component to the consideration. If the offer is varied the variation must apply to all offerees whether or not they have already accepted; and

•	restrictions, except in limited circumstances, on any tactics by directors which might “frustrate” an offer.

If the Takeovers Code is breached, the Takeovers Panel has a limited power to make restraining orders on any terms and conditions the Takeovers Panel thinks fit, preventing an acquisition or suspending the right to vote securities acquired in breach of the Takeovers Code. Under the Takeovers Amendment Act 2006, the Takeovers Panel’s power has been extended to enable the Takeovers Panel to also make permanent compliance orders, aimed at preventing misleading conduct. The High Court of New Zealand has wider remedial powers in the event of a contravention of the Takeovers Code, including the power to grant orders restraining conduct, directing the sale of securities or controlling the exercise of voting rights, and also the power to impose financial penalties. In addition, pursuant to the Takeovers Amendment Act 2006, the Court now also has the power to make compensatory orders, orders banning management and orders preserving the assets of a person in respect of whom an investigation is being carried out by the Panel. The Takeovers Panel and the Court cannot compel the party in breach to make a full takeover offer.

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

MATERIAL CONTRACTS

Not applicable.

EXCHANGE CONTROLS

The NZ dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders. See “United States Taxation – Dividends”, for a description of the taxation on dividend returns to shareholders. Interest payments to non-resident holders of debt securities are subject to Non Resident Withholding Tax (NRWT), however, issuers may instead seek approval to pay an Approved Issuer Levy (AIL), representing 2% of the interest payments.

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

Dividends

For United States federal income tax purposes the gross amount of all dividends paid (without reduction for New Zealand withholding tax) with respect to ADSs or shares out of current or accumulated earnings and profits as determined under United States federal income tax principles (E&P) to a United States holder, will be treated as foreign source ordinary income to such holder. See “New Zealand Taxation – Dividends”. Dividends paid to non-corporate United States holders after 31 December 2002 and before 1 January 2011 that constitute qualified dividend income will be taxable at a maximum rate of 15%, provided that the ADSs or shares are held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, and meet other holding period requirements. Telecom believes dividends that Telecom pays with respect to ADSs or shares generally will be qualified dividend income. United States corporations that hold ADSs or shares will generally not be entitled to the “dividends received deduction” generally available for dividends received from United States corporations (and certain non-United States corporations). To the extent a distribution exceeds E&P it will be treated first as a return of the holder’s basis to the extent thereof, and then as a gain from the sale of a capital asset.

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

DOCUMENTS ON DISPLAY

Telecom files reports and other information with the Securities and Exchange Commission. You may read without charge and copy at prescribed rates any document filed at the public reference facilities of the SEC’s principal office at 450 Fifth Street, NW, Washington, D.C. 205490, United States of America. The SEC also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the SEC. The address of this website is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

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

Telecom does not hold any significant investments that would give rise to equity risk. The total carrying value of listed investments at 30 June 2007 was NZ$50 million.

INTEREST RATE RISK MANAGEMENT

The objectives of interest rate risk management are to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom’s interest expense and net earnings within policies approved by the Telecom Board.

Telecom has used cross currency interest rate swaps to convert foreign currency borrowings into floating rate New Zealand dollar and Australian dollar exposure. Interest rate swaps have been used to convert the majority of this floating rate exposure into fixed rate exposure. As a consequence, Telecom’s interest rate exposure is limited to New Zealand and Australian yield curves.

The following table provides a sensitivity analysis of the estimated fair values of long-term debt and related derivatives, assuming an instantaneous 100 basis point upward and downward parallel shift in New Zealand and Australian yield curves as at 30 June 2007, 2006 and 2005. The probability of this actually occurring in practice is not factored into the model. The selection of a 100 basis point shift is provided as an indicative measure of the sensitivity of Telecom’s debt and derivative portfolios to movements in interest rates.

The model used to make the disclosures contained in the table calculates the fair value of each financial instrument against a swap curve obtained from independent market participants, adjusted by an appropriate credit margin. There have been no material changes in the parameters of that model for the period ended 30 June 2007 and there are no material limitations that would cause the disclosures in the table to not fully reflect the net market risk exposure.

NZ$ billions	Fair value	Fair value assuming 100 basis point upward shift	Fair value assuming 100 basis point downward shift
As at 30 June 2007
Long-term debt and related derivatives (NZ yield curve exposure)	2.6	2.5	2.7
Long-term debt and related derivatives (Australian yield curve exposure)	0.5	0.5	0.5

Total	3.1	3.0	3.2

As at 30 June 2006
Long-term debt and related derivatives (NZ yield curve exposure)	3.2	3.1	3.4
Long-term debt and related derivatives (Australian yield curve exposure)	0.4	0.4	0.4

Total	3.6	3.5	3.8

As at 30 June 2005
Long-term debt and related derivatives (NZ yield curve exposure)	3.2	3.1	3.3
Long-term debt and related derivatives (Australian yield curve exposure)	0.6	0.6	0.6

Total	3.8	3.7	3.9

FOREIGN EXCHANGE RISK MANAGEMENT

Telecom’s primary objective in managing foreign exchange risk is to protect against the risk that the eventual NZ dollar net cash flows resulting from purchases from foreign suppliers and foreign currency borrowings and expenditure will be adversely affected by changes in foreign currency exchange rates.

As at 30 June 2007, Telecom had used cross currency interest rate swaps with a contract value of NZ$2,027 million to hedge long-term debt denominated in Sterling, US dollars and Japanese yen into New Zealand dollars. At 30 June 2007, Telecom had used cross currency interest rate swaps with a contract value of A$483 million (New Zealand dollar equivalent NZ$532 million) to hedge long-term debt denominated in US dollars into Australian dollars for the purpose of funding AAPT.

As at 30 June 2006, Telecom had used cross currency interest rate swaps with a contract value of NZ$2,060 million to hedge long-term debt denominated in Sterling, US dollars and Japanese yen into New Zealand dollars. At 30 June 2006, Telecom had used cross currency interest rate swaps with a contract value of A$483 million (New Zealand dollar equivalent NZ$591 million) to hedge long-term debt denominated in US dollars into Australian dollars for the purpose of funding AAPT.

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

As at 30 June 2007, Telecom had also used foreign currency forwards with contract values of NZ$610 million and foreign currency options with contract values of NZ$155 million. As at 30 June 2006, Telecom had foreign currency forwards with contract values of NZ$1,367 million and foreign currency options with contract values of NZ$98 million. As at 30 June 2005, Telecom had foreign currency forwards with contract values of NZ$1,329 million and foreign currency options with contract values of NZ$31 million.

Throughout the three year period, these foreign currency forwards and foreign currency options were to hedge forecast transactions that have a high probability of occurrence and firm purchase commitments (mainly denominated in US dollars), fair value changes in foreign currency receivables and payables, and to hedge its net investments in foreign operations.

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

The model used to make the disclosures contained in the table calculates the fair value of each financial instrument against an appropriate forward curve sourced from quoted market rates. There have been no material changes in the parameters of that model for the period ended 30 June 2007 and there are no material limitations that would cause the disclosures in the table to not fully reflect the net market risk exposure.

NZ$ millions	Fair value	Fair value assuming 10% increase	Fair value assuming 10% decrease
As at 30 June 2007
Foreign currency forward exchange contracts and options
Cash flow hedges of forecast transactions and firm commitments	(25)	(47)	(2)
Hedges of net investments in foreign operations	7	36	(29)

Total	(18)	(11)	(31)

As at 30 June 2006
Foreign currency forward exchange contracts and options
Cash flow hedges of forecast transactions and firm commitments	11	1	20
Fair value hedges of changes in foreign currency receivables and payables	2	(3)	7
Hedges of net investments in foreign operations	9	103	(106)

Total	22	101	(79)

As at 30 June 2005
Foreign currency forward exchange contracts
Cash flow hedges of forecast transactions and firm commitments	(2)	(20)	19
Fair value hedges of changes in foreign currency receivables and payables	(1)	(2)	1
Hedges of net investments in foreign operations	(1)	93	(114)

Total	(4)	71	(94)

The functional currency for substantially all of Telecom’s foreign operations is the local currency. The translation of the Balance Sheets and the Income Statements of these entities into NZ dollars results in translation adjustments, which are recorded in the foreign currency translation reserve. As at 30 June 2007, Telecom’s primary translation exposure was to the Australian dollar in respect of the Australian subsidiaries that hold the investments in the Australian Operations. This exposure is partially hedged, with gains or losses on the hedging contract also recorded in the foreign currency translation reserve, the impact of which is included in the table above.

EQUITY RISK

Telecom does not hold any significant investments that would give rise to equity risk. The total carrying value of listed investments at 30 June 2007 was NZ$50 million.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable for this period.

Item 15. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

Telecom’s management, with the participation of Telecom’s acting Chief Executive Officer and Telecom’s Chief Financial Officer, evaluated the effectiveness of Telecom’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of 30 June 2007. In designing and evaluating the disclosure controls and procedures, management recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation and taking into account the foregoing, Telecom’s acting Chief Executive Officer and Telecom’s Chief Financial Officer concluded that, as of 30 June 2007, Telecom’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by Telecom in the reports that it files or submits under the United States Securities Exchange Act is recorded, processed, summarised and reported on a timely basis, and are effective in ensuring that information required to be disclosed by Telecom in the reports it files or submits under the United States Securities Exchange Act is accumulated and communicated to Telecom’s management, including its principal financial and executive officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Telecom’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Telecom’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

Under the supervision and with the participation of Telecom’s acting Chief Executive Officer and Telecom’s Chief Financial Officer, Telecom’s management evaluated the effectiveness of Telecom’s internal control over financial reporting as of 30 June 2007 based upon the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

PowerTel, which Telecom acquired in May 2007, has been excluded from management’s assessment of internal control over financial reporting as of 30 June 2007. Total assets of $429 million and total revenues of $39 million included in Telecom’s consolidated financial statements as of and for the year ended 30 June 2007 are associated with PowerTel.

Based upon that evaluation, Telecom’s management has concluded that, as of 30 June 2007, Telecom’s internal control over financial reporting is effective.

KPMG, Telecom’s independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as a part of the audit, has issued a report on the effectiveness of Telecom’s internal control over financial reporting, which is attached to this document.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in Telecom’s internal control over financial reporting (as this term is defined in Rule 13a-15(f) under the United States Securities Exchange Act) during the year ended 30 June 2007 that have materially affected, or are reasonably likely to materially affect, Telecom’s internal control over financial reporting.

Item 16. Reserved

Not applicable.

Item 16A. Audit Committee Financial Expert

Telecom’s Board determined at its August 2007 Board Meeting that the following member of its Audit and Risk Management Committee is an “audit committee financial expert”, as that term is defined in Item 16A(b) of the SEC’s Form 20-F:

•	Mr Horn.

The Board also determined at that time that Mr Boyd, Mr Tyler, Mr Spithill and Mr Horn are each “independent”, in accordance with the criteria contained in the Board Charter and the independence standards set out in Rule 10A-3 under the United States Securities Exchange Act (See “Item 6 – Directors, Senior Management and Employees”).

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

The Code of Ethics and Directors’ Code of Ethics, Board Charter, Market Disclosure Policy and other information relating to Telecom’s corporate governance practices are available on Telecom’s website at: www.telecom.co.nz/About Telecom/Governance.

Any amendment or waiver to the Code of Ethics and Directors’ Code of Ethics will be posted on Telecom’s website.

Copies of Telecom’s Code of Ethics, Directors’ Code of Ethics and Board Charter are also available free of charge on request to the Company Secretary, by emailing telecomboard@telecom.co.nz or calling +64-4-498 9059.

Item 16C. Principal Accountant Fees

KPMG were the principal auditors for the years ended 30 June 2007 and 30 June 2006.

	Telecom Group Year ended 30 June
	2007 $000	2006 $000
Fees paid to principal auditors:
Audit Fees	4,463	2,615
Audit-related Fees	533	1,023
Tax Fees	—	—
All Other Fees	—	—

Total fees paid to principal auditors	4,996	3,638

Audit-related fees relate to the audit of regulatory disclosures, such as the Telecom List of Charges and the TSO, as required by Telecommunications legislation. In the year ended 30 June 2006, audit-related fees also included preparatory work for compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Audit fees increased significantly in the year ended 30 June 2007 due to the audit of internal controls over financial reporting.

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

The Policy prohibits the Auditors from providing certain specified services and is designed to ensure that related assurance services provided by Telecom’s auditors are not perceived as conflicting with the independent role of the auditors.

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

The External Audit Independence Policy can be viewed on Telecom’s website at www.telecom.co.nz/About Telecom/Governance.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser

Not applicable for this period.

PART III

Item 17. Financial Information

See “Item 18”.

Item 18. Financial Statements

In response to this item, Telecom incorporates by reference:

1.	Report of KPMG Independent Registered Public Accounting Firm on pages F-1 and F-2.

2.	The Consolidated Financial Statements including the Notes on pages F-3 to F-69.

Item 19. Exhibits

1.	The Telecom Constitution as amended at the Annual Meeting of Shareholders held on 7 October 2004 (submitted to the SEC under cover of Form 6-K dated 14 October 2004).

2.1	Fourth Amended and Restated Deposit Agreement between Telecom, Citibank N.A., and Holders and Beneficial Owners of American Depositary Shares (was submitted to the SEC under cover of Form 6-K dated 17 April 2003).

2.2	Trust Deed dated 17 March 2000, as supplemented by a First Supplemental Trust Deed dated 1 June 2001, a Second Supplemental Trust Deed dated 30 November 2001, a Third Supplemental Trust Deed dated 19 December 2002, a Fourth Supplemental Trust Deed dated 16 December 2003 and a Fifth Supplemental Trust Deed dated 28 February 2005 relating to a Euro Medium-Term Note Programme, between TCNZ Finance Limited as Issuer, Telecom Corporation of New Zealand Limited and several of its guaranteeing subsidiaries named therein as Guarantors, and The Law Debenture Trust Corporation p.l.c. as Trustee (submitted to the SEC under cover of Form 6-K dated 5 December 2001 and 31 August 2005). In addition, Telecom is party to a number of other instruments defining the rights of holders of long-term debt. None of these instruments covers securities in an amount in excess of 10% of Telecom’s total assets. Telecom will furnish copies of those instruments to the SEC upon its request.

4.1	Telecom Share Option Scheme Rules (filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2006 and filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2007).

4.2	Telecom Restricted Share Scheme Rules relating to allocations made prior to August 2007 (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2005 and filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2007).

4.3	Telecom Restricted Share Scheme Rules relating to allocations made post August 2007.

4.4	Telecom Share Rights Scheme relating to allocations made prior to August 2007 (filed as Exhibit 4.3 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4.3 to the Form 20-F for the fiscal year ended 30 June 2006 and filed as Exhibit 4.4 to the Form 20-F for the fiscal year ended 30 June 2007).

4.5	Telecom Share Rights Scheme Rules relating to allocations made post August 2007.

4.6	Agreement for Sale and Purchase of Mobile Radio Network Assets between Telecom New Zealand Limited and TeamTalk Limited dated 30 June 2003 (filed as Exhibit 4.5 to the Form 20-F for the fiscal year ended 30 June 2003).

4.7	Former (Ms Gattung) Chief Executive’s Employment Contract plus amendments thereto as follows:

•	Appointment Letter dated 10 August 1999;

•	Telecom Executive Option Scheme Offer Letter dated 10 August 1999;

•	Telecom Executive Option Scheme Offer Letter dated 7 August 2000;

•	Remuneration Letter dated 21 August 2001;

•	Telecom Share Option Scheme Grant Letter dated 28 September 2001 this was submitted to the SEC under cover of Form 6-K dated 5 December 2001;

•	Telecom Share Option Scheme Grant Letter and certificate dated 11 September 2002;

•	Remuneration Letter dated 15 November 2002 (filed as Exhibit 4.5 to the Form 20-F for the year ended 30 June 2002);

•	Remuneration letter dated 11 November 2003 (filed as Exhibit 4.7 to the Form 20-F for the year ended 30 June 2003);

•	Remuneration letter dated 8 December 2004 (filed as Exhibit 4.6 to the Form 20-F for the year ended 30 June 2004);

•	Remuneration letter dated 23 August 2005 (filed as Exhibit 4.5 to the Form 20-F for the fiscal year ended 30 June 2005); and

•	Remuneration letter dated 12 September 2006 (filed as Exhibit 4.5 to the Form 20-F for the fiscal year ended 30 June 2006).

4.8	New (Dr Reynolds) Chief Executive’s Employment Agreement dated 27 June 2007 and Letter of Offer dated 27 June 2007.

4.9	Forms of Director appointment letters for directors appointed after 1 May 2004 and forms of Director confirmation of appointment letters (filed as Exhibit 4.7 to the Form 20-F for the year ended 30 June 2004).

4.10	Form of Executive Officer employment contract (filed as Exhibit 4.8 to the Form 20-F for the year ended 30 June 2004).

4.11 Performance Option Scheme and Grant Letter (filed as Exhibit 4.8 to the Form 20-F for the fiscal year ended 30 June 2003).

4.12	Performance Incentive Scheme (filed as Exhibit 4.9 to the Form 20-F for the fiscal year ended 30 June 2003).

4.13	Telecommunications Service Obligations Deed for Local Residential Telephone Service (submitted to the SEC under cover of Form 6-K dated 23 January 2002).

Certain schedules, exhibits or annexes have been omitted. Telecom hereby undertakes to provide them to the SEC upon its request.

8.	List of Significant Subsidiaries.

11.	The Code of Ethics and Directors’ Code of Ethics (filed as Exhibit 11 to the Form 20-F for the year ended 30 June 2004).

12.	Certifications under section 302 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2007 by each of the Chief Financial Officer and acting Chief Executive Officer.

13.	Certifications under section 906 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2007 by each of the Chief Financial Officer and acting Chief Executive Officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

/s/ Simon Moutter
By:	Simon Moutter
Its:	Acting Chief Executive Officer

Date:	24 September 2007

Report of Independent Registered Public Accounting Firm (KPMG)

Financial Statements

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Corporation of New Zealand Limited:

We have audited the accompanying consolidated balance sheets of Telecom Corporation of New Zealand Limited and its subsidiaries (the Group) as of 30 June 2007 and 2006, and the related consolidated income statements, statements of changes in equity and statements of cash flows for each of the years in the three-year period ended 30 June 2007, all expressed in New Zealand dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 30 June 2007 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2007, in conformity with the New Zealand equivalents to International Financial Reporting Standards (“NZ IFRS”) and also in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

As further described in Note 32 to the consolidated financial statements, the Group changed the identification of its segments for the year ended 30 June 2007 and prior period segment information presented for comparative purposes has been restated.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of 30 June 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated 5 September 2007 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

KPMG

Wellington, New Zealand

5 September 2007

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Corporation of New Zealand Limited:

We have audited Telecom Corporation of New Zealand Limited and its subsidiaries (the Group) internal control over financial reporting as of 30 June 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 30 June 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Group acquired PowerTel Limited during 2007, and management excluded from its assessment of the effectiveness of the Group’s internal control over financial reporting as of 30 June 2007, PowerTel Limited’s internal control over financial reporting associated with total assets of $429 million and total revenues of $39 million included in the consolidated financial statements of the Group as of and for the year ended 30 June 2007. Our audit of internal control over financial reporting of the Group also excluded an evaluation of the internal control over financial reporting of PowerTel Limited.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of 30 June 2007 and 2006, and the related consolidated income statements, statements of changes in equity and statements of cash flows for each of the years in the three-year period ended 30 June 2007, and our report dated 5 September 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Wellington, New Zealand

5 September 2007

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statements

For the years ended 30 June 2007, 2006 and 2005

		Group			Parent
Year ended 30 June		2007	2006	2005	2007	2006
(Dollars in millions, except per share amounts)	Notes	NZ$	NZ$	NZ$	NZ$	NZ$
Operating revenues and other gains	2
Local service		1,084	1,081	1,101	—	—
Calling	3	1,336	1,385	1,435	—	—
Interconnection		187	201	203	—	—
Mobile		895	869	835	—	—
Data		561	602	602	—	—
Broadband and internet		485	448	376	—	—
IT services		380	346	308	—	—
Other operating revenues	3	634	563	550	3,347	770
Other gains	5	20	60	154	—	—

		5,582	5,555	5,564	3,347	770

Operating expenses	4
Labour		(773)	(760)	(705)	—	—
Intercarrier costs		(1,220)	(1,199)	(1,185)	—	—
Other operating expenses		(1,603)	(1,497)	(1,417)	—	—
Asset Impairments	5	—	(1,301)	(24)	—	—
Other expenses	5	(52)	(34)	(35)	(638)	(3,218)
Depreciation		(500)	(536)	(544)	—	—
Amortisation		(152)	(163)	(148)	—	—

		(4,300)	(5,490)	(4,058)	(638)	(3,218)

		1,282	65	1,506	2,709	(2,448)

Interest income	6	59	28	31	317	337
Interest expense and other finance costs	6	(289)	(282)	(320)	(396)	(411)
Share of associates’ net losses		(3)	—	—	—	—

		(233)	(254)	(289)	(79)	(74)

Income tax (expense)/credit	7	(205)	(351)	(343)	26	24

Net earnings/(loss) from continuing operations		844	(540)	874	2,656	(2,498)
Net earnings from discontinued operation (net of tax)	37	2,183	109	96	—	—

Net earnings/(loss) for the year		3,027	(431)	970	2,656	(2,498)
Minority interests in net earnings of subsidiaries		(3)	(4)	(3)	—	—

Net earnings/(loss) attributable to shareholders		3,024	(435)	967	2,656	(2,498)

Basic net earnings/(loss) per share (in dollars)	24	$1.52	$(0.22)	$0.50

Diluted net earnings/(loss) per share (in dollars)	24	$1.50	$(0.22)	$0.49

Basic earnings/(loss) per share from continuing operations (in dollars)	24	$0.42	$(0.28)	$0.45

Diluted earnings/(loss) per share from continuing operations (in dollars)	24	$0.42	$(0.28)	$0.44

Basic earnings per share from discontinued operations (in dollars)	24	$1.10	$0.06	$0.05

Diluted earnings per share from discontinued operations (in dollars)	24	$1.08	$0.06	$0.05

Weighted average number of ordinary shares outstanding (in millions)		1,990	1,960	1,948

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the years ended 30 June 2007, 2006 and 2005

		Group			Parent
Year ended 30 June		2007	2006	2005	2007	2006
(Dollars in millions)	Note	NZ$	NZ$	NZ$	NZ$	NZ$
Balance at beginning of year		1,062	2,430	2,193	679	4,203

Translation of foreign operations		(120)	176	(86)	—	—
Hedge of net investment		38	(87)	13	—	—
Revaluation of listed investments		11	—	—
Cash flow hedges		(8)	5	—

Total (loss)/income recognised directly in equity		(79)	94	(73)	—	—
Net earnings/(loss) for the year		3,027	(431)	970	2,656	(2,498)

Total recognised income and expenses		2,948	(337)	897	2,656	(2,498)

Dividends		(739)	(1,184)	(835)	(735)	(1,179)
Tax credit on supplementary dividends		83	131	95	83	131
Dividend reinvestment plan		249	114	84	249	114
Exercise of share options		1	18	27	1	18
Issuance of shares under employee share schemes		—	4	10	—	4
Repurchase of shares		—	(114)	—	—	(114)

Balance at end of year	24	3,604	1,062	2,471	2,933	679

Total recognised income and expenses for the year is attributable to:
Equity holders of the company	24	2,945	(341)	894	2,656	(2,498)
Minority interests	24	3	4	3	—	—

Total recognised income and expenses		2,948	(337)	897	2,656	(2,498)

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheets

As at 30 June 2007 and 2006

		Group		Parent
As at 30 June		2007	2006	2007	2006
(Dollars in millions)	Notes	NZ$	NZ$	NZ$	NZ$
ASSETS
Current assets:
Cash		1,969	155	—	—
Short-term investments	8	70	64	—	—
Short-term derivative assets	9	8	26	—	—
Receivables and prepayments	10	953	929	795	966
Taxation recoverable		8	100	—	—
Inventories	11	71	51	—	—

Total current assets		3,079	1,325	795	966

Non-current assets:

Receivables due after one year	12	—	109	—	—
Long-term investments	13	494	520	9,591	7,007
Deferred tax assets	14	27	31	—	—
Long-term derivative assets	15	68	88	—	—
Intangible assets	16	927	829	—	—
Property, plant and equipment	17	3,681	3,301	—	—

Total non-current assets		5,197	4,878	9,591	7,007

Total assets		8,276	6,203	10,386	7,973

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accruals	18	1,000	1,039	16	22
Taxation payable		—	—	2	3
Short-term derivative liabilities	19	68	125	—	—
Short-term provisions	20	34	—	—	—
Debt due within one year	21	488	955	4,993	5,042

Total current liabilities		1,590	2,119	5,011	5,067

Non-current liabilities:

Deferred tax liabilities	14	93	117	—	—
Long-term derivative liabilities	22	577	362	—	—
Long-term provisions	20	8	—	—	—
Long-term debt	23	2,404	2,543	2,442	2,227

Total non-current liabilities		3,082	3,022	2,442	2,227

Total liabilities		4,672	5,141	7,453	7,294

Equity:

Share capital		2,270	2,011	2,270	2,011
Reserves		(84)	4	15	24
Retained earnings/(accumulated deficit)		1,412	(960)	648	(1,356)

Total equity attributable to equity holders of the Company		3,598	1,055	2,933	679
Minority interests		6	7	—	—

Total equity	24	3,604	1,062	2,933	679

Total liabilities and equity		8,276	6,203	10,386	7,973

On behalf of the Board

WAYNE BOYD, Chairman	SIMON MOUTTER, Acting Chief Executive Officer

Authorised for issue on 5 September 2007

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statements

For the years ended 30 June 2007, 2006 and 2005

		Group			Parent
Year ended 30 June		2007	2006	2005	2007	2006
(Dollars in millions)	Note	NZ$	NZ$	NZ$	NZ$	NZ$
Cash flows from operating activities
Cash was provided from/(applied to):
Cash received from customers		5,726	5,740	5,598	—	—
Interest income		38	22	30	317	337
Dividend income		19	—	7	—	—
Dividends received from subsidiary companies		—	—	—	3,346	770
Payments to suppliers and employees		(3,706)	(3,484)	(3,317)	—	—
Income tax paid		(147)	(177)	(297)	—	—
Interest paid on debt		(279)	(294)	(318)	(396)	(411)

Net cash flows from operating activities	33	1,651	1,807	1,703	3,267	696

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of property, plant and equipment		10	6	19	—	—
(Purchase)/sale of short-term investments, net		(7)	23	169	279	250
Sale of subsidiary companies, net of cash sold		2,163	—	—	—	—
Purchase of subsidiary companies, net of cash acquired		(347)	(8)	(84)	—	—
Purchase of long-term investments		(4)	(19)	(6)	(3,005)	—
Sale of long-term investments		—	293	23	—	272
Repayment of advance to associate		85	—	—	—	—
Purchase of property, plant and equipment		(861)	(737)	(696)	—	—
Capitalised interest paid		(11)	(11)	(8)	—	—

Net cash flows from investing activities		1,028	(453)	(583)	(2,726)	522

Cash flows from financing activities
Cash was provided from/(applied to):
Proceeds from long-term debt		376	397	389	—	—
Settlement of derivatives		62	—	—
Repayment of long-term debt and derivatives		(706)	(660)	(1,051)	—	—
(Repayment of)/proceeds from short-term debt, net		(87)	5	260	(49)	(166)
Capital contributed		—	11	28	1	11
Capital repurchased		—	(114)	—	—	—
Dividends paid		(497)	(1,073)	(749)	(493)	(1,063)

Net cash flows from financing activities		(852)	(1,434)	(1,123)	(541)	(1,218)

Net cash flow		1,827	(80)	(3)	—	—
Opening cash position		155	235	238	—	—
Foreign exchange movements		(13)	—	—	—	—

Closing cash position		1,969	155	235	—	—

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

Reporting Entity and Statutory Base

Telecom Corporation of New Zealand Limited is a profit-orientated company registered in New Zealand under the Companies Act 1993, and is an issuer for the purposes of the Financial Reporting Act 1993.

The financial statements presented are those of Telecom Corporation of New Zealand Limited (the ‘Company’ or the ‘Parent Company’), its subsidiaries and associates (the ‘Telecom Group’ or ‘Telecom’).

Nature of Operations

Telecom is a major supplier of telecommunications and information technology services in New Zealand and Australia. Telecom provides a full range of telecommunications and information technology products and services including local, national, international and value-added telephone services, mobile services, data and Internet services, IT consulting, implementation and procurement, equipment sales and installation services, and leased services.

Basis of Preparation

The financial statements have been prepared in accordance with the Financial Reporting Act 1993 which requires compliance with accounting practice generally accepted in New Zealand. They comply with New Zealand equivalents to International Financial Reporting Standards (‘NZ IFRS’), and other applicable Financial Reporting Standards, as appropriate for profit-orientated entities. Compliance with NZ IFRS ensures that the financial statements also comply with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board. This differs in certain significant respects from accounting practice generally accepted in the United States (‘US GAAP’). For a description of the significant differences and related effects on these financial statements, see Note 39.

The financial statements are expressed in New Zealand dollars which is the Company’s functional currency. References in these financial statements to ‘$’ and ‘NZ$’ are to New Zealand dollars, references to ‘US$’ are to US dollars, references to ‘A$’ are to Australian dollars, references to ‘JPY’ are to Japanese Yen and references to ‘GBP’ are to Pounds Sterling. All financial information presented in New Zealand dollars, Australian dollars, US Dollars and Pound Sterling has been rounded to the nearest million, unless otherwise stated.

Measurement Basis

The measurement basis adopted in the preparation of these financial statements is historical cost, modified by the revaluation of certain investments and financial instruments as identified in specific accounting policies below.

Specific Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements and have been applied consistently by all Telecom group companies. Certain comparative information has been reclassified to conform with the current year’s presentation. In addition, the comparative income statement has been restated as if the operation that discontinued during the current period has been discontinued at the start of the comparative period.

Basis of Consolidation

Subsidiaries

Subsidiaries are entities controlled, directly or indirectly, by the Telecom Group. The consolidated financial statements are prepared from the accounts of the Company and its subsidiaries using the purchase method of consolidation. All significant intercompany accounts and transactions are eliminated on consolidation.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1    STATEMENT OF ACCOUNTING POLICIES (continued)

Associates

Associates are entities in which the Telecom Group has significant influence over, but not control over, the operating and financial policies.

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

Goodwill

Goodwill represents the excess of purchase consideration over the fair value of net assets acquired at the time of acquisition of a business or shares in a subsidiary. Goodwill is allocated to cash-generating units and assessed annually for impairment and to the extent that it is no longer probable it will be recovered from future economic benefits of the related cash generating unit it is recognised immediately as an expense.

Acquisition or Disposal During the Year

Where an entity becomes or ceases to be a Telecom Group entity during the year, the results of that entity are included in the net earnings of the Telecom Group from the date that control or significant influence commenced or until the date that control or significant influence ceased.

Revenue Recognition

Telecom recognises revenues as it provides services or delivers products to customers. Where products are sold in a bundle with a single price that price is allocated to each element of the bundle in proportion to the fair value of each element and recognised as appropriate for that element. Billings for telecommunications services (including fixed line, mobile and internet access billings) are made on a monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue is deferred in respect of the portion of fixed monthly charges that have been billed in advance. Contract acquisition and origination costs are expenses as incurred.

Revenue from the sale of prepaid mobile minutes is initially deferred, with recognition occurring when the minutes are used by the customer.

Revenue from installations and connections and related costs are recognised upon completion of the installation or connection. Revenue from equipment sales is recognised upon delivery of equipment to the customer.

Revenue from IT solutions is recognised on a percentage of completion method and revenue is recognised based on costs incurred to date as a percentage of the estimated costs to fulfil the contract.

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

Bad debts are written off against the provision for doubtful debts in the period in which it is determined that the debts are uncollectable. If those debts are subsequently collected then a gain is recognised in the income statement.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1    STATEMENT OF ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost and net realisable value after due consideration for excess and obsolete items. Cost is determined on a weighted average cost basis and amounts are removed from inventory on this basis. Cost of inventories includes the transfer from equity of any gains or losses on qualifying cash flow hedges related to inventories. Cash flows from the sale of inventories are included in amounts received from customers in the cash flow statement.

Financial instruments

Telecom’s non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash, loans and borrowings, trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit and loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below:

A financial instrument is recognised if Telecom becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if Telecom’s contractual rights to the cash flows from the financial assets expire or if Telecom transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Purchases and sales of financial assets are accounted for at trade date, i.e. the date Telecom commits itself to purchase or sell the asset. Financial liabilities are derecognised if Telecom’s obligations specified in the contract expire or are discharged or cancelled.

Cash comprises cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of Telecom’s cash management are included as a component of cash for the purpose of the statement of cash flows.

Instruments at Fair Value through Profit or Loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Derivatives are also categorised as held for trading unless they are designated as hedges. Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are carried at amortised cost using the effective interest method, less any impairment losses.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets which Telecom has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses.

Available-for-sale Financial Assets

Telecom’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets and are measured upon initial recognised at fair value. Subsequent to initial recognition, any changes in fair value, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

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

Investments in subsidiaries in the Parent Company’s separate accounts are accounted for as available-for-sale financial assets.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1    STATEMENT OF ACCOUNTING POLICIES (continued)

Other

Subsequent to initial recognition, other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

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

Where the remaining useful lives or recoverable values have diminished due to technological change or market conditions, depreciation is accelerated or the assets are impaired.

Land and capital work in progress are not depreciated.

Where property, plant or equipment is disposed of, the profit or loss recognised in the income statement is calculated as the difference between the sale price and the carrying value of the asset.

Leased Assets

Telecom is a lessor of equipment. Such leases are considered operating leases where substantially all the benefits and risks of ownership remain with Telecom. Rental income is taken to revenue on a straight-line basis over the lease term.

Telecom is a lessee of certain plant, equipment, land and buildings under both operating and finance leases. Lease costs relating to operating leases are charged against earnings as incurred. Finance leases, which effectively transfer to Telecom substantially all the risks and benefits of ownership of the leased assets, are capitalised at the lower of the leased assets fair value or the present value of the minimum lease payments at inception of the lease. The leased assets and corresponding liabilities are disclosed and the leased assets are depreciated over their estimated useful life.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1    STATEMENT OF ACCOUNTING POLICIES (continued)

Intangible Assets

The cost of acquiring an intangible asset is amortised from the date the underlying asset is held ready for use on a straight-line basis over their estimated useful life which is as follows:

Software	2-8 years
Capacity purchases	10-15 years
Spectrum licences	4-20 years
Other intangibles	1-99 years

Where estimated useful lives or recoverable values have diminished due to technological change or market conditions, amortisation is accelerated or the carrying value is impaired.

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

Share-based Compensation

Telecom operates three share-based compensation plans (see Note 25 for details). The fair value of the employee services received in exchange for the grant of equity instruments is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of equity instruments that are expected to become exercisable. At each balance sheet date, Telecom revises its estimates of the number of equity instruments that are expected to become exercisable. Telecom recognises the impact of the revision of original estimates, if any, in the income statement.

The proceeds received net of any directly attributable transaction costs are credited to contributed capital when equity instruments are exercised.

Research Costs

Research costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred.

Government Grants

Government grants are recognised in earnings on a systematic basis that matches them with the related costs that they are intended to compensate. To achieve this, grants that were made for Telecom to purchase assets are netted off against the cost of that asset.

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

Foreign Currency Transactions

Transactions denominated in a foreign currency are converted at the functional currency exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates current at balance date. Exchange differences arising on the translation of accounts payable and receivable in foreign currencies are recognised in the income statement.

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

Each derivative which is designated as a hedge is classified as either:

-	a hedge of the fair value of recognised assets or liabilities (a fair value hedge) or

-	a hedge of a highly probable forecast transaction (a cash flow hedge) or

-	a hedge of a net investment in foreign operations

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

For an instrument to qualify as a hedge, at the inception of the derivative transaction the relationship between hedging instruments and hedged items must be documented, as must Telecom’s risk management objective and strategy for undertaking various hedge transactions. On an ongoing basis Telecom documents whether the hedges are highly effective in offsetting changes in fair values of cash flows or hedged items.

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

Cash flows from certain items are disclosed net due to the short-term maturities and volume of transactions involved.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 1    STATEMENT OF ACCOUNTING POLICIES (continued)

Earnings Per Share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Telecom Group by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

Segment Reporting

A segment is a distinguishable component of the Telecom Group that is engaged in providing related products and services (business segment) which is subject to risks and rewards that are different from those of other segments. Telecom’s primary format for segment reporting is based on business segments.

Use of Estimates and Judgement

The preparation of financial statements in conformity with NZ IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The principal areas of judgement in preparing these financial statements are set out below:

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

Valuation of Financial Assets

Management performs an assessment of the carrying value of financial assets at least annually. In assessing whether there has been an impairment, consideration is given to the financial performance of the investee and other factors that impact management’s expectation of recovering the value of the investment. This assessment also requires management to make judgements about the expected future performance and cash flows of the investee, and an appropriate discount rate, in order to determine the fair value of investments based on discounted expected cash flows of investees.

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

Accounting for Income Taxes

Preparation of the annual financial statements requires management to make estimates as to, amongst other things, the amount of tax that will ultimately be payable, the availability of losses to be carried forward and the amount of foreign tax credits that it will receive. Actual results may differ from these estimates as a result of reassessment by management or taxation authorities.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 2 OPERATING REVENUES AND OTHER GAINS

	Group			Parent
Year ended 30 June	2007	2006	2005	2007	2006
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$
Sale of goods	312	283	256	—	—
Rendering of services	5,250	5,212	5,147	—	—
Dividends	—	—	7	3,347	770
Other gains	20	60	154	—	—

Total operating revenue and other gains	5,582	5,555	5,564	3,347	770

NOTE 3 CALLING AND OTHER OPERATING REVENUES

	Group			Parent
Year ended 30 June	2007	2006	2005	2007	2006
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$
Calling
National	816	897	972	—	—
International	472	442	415	—	—
Other	48	46	48	—	—

	1,336	1,385	1,435	—	—

Other operating revenues
Resale	399	363	337	—	—
Equipment	52	55	69	—	—
Miscellaneous other	183	145	144	—	—
Dividends from subsidiary companies	—	—	—	3,347	770

	634	563	550	3,347	770

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 4 OPERATING EXPENSES

Labour

Included in labour costs are pension contributions of $1 million to the New Zealand Government Superannuation Fund (30 June 2006: $1 million; 30 June 2005: $2 million) and $14 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (30 June 2006: $14 million; 30 June 2005: $12 million). Telecom has no other obligations to provide pension benefits in respect of employees.

Other Operating Expenses

	Group
Year ended 30 June	2007	2006	2005
(Dollars in millions)	NZ$	NZ$	NZ$
Other operating expenses include:
Lease and rental costs	70	66	52
Research costs	10	9	9
Advertising costs	129	143	118
Foreign exchange losses/ (gains)	2	(8)	—
Provision for doubtful debts	33	34	40
Movement in provision for inventory obsolescence	—	(4)	(2)
Gain on disposal of property, plant and equipment	(1)	(1)	(7)
Directors’ fees	2	2	2
Change in fair value of financial instruments	5	(3)	—

Telecom purchases services from a wide range of suppliers, of which a small number are individually significant suppliers as detailed below:

Alcatel-Lucent – provide operational support and manage the development and integration of network assets;

EDS – responsible for the operation and support of Telecom’s IT systems;

Ericsson – provide operational support to the TDMA wireless network; and,

Sprint – provide access to mobile CPE supply arrangements, mobile applications and other marketing and service initiatives.

Telecom believes that other suppliers could provide similar services on comparable terms. A change in suppliers could cause disruption to Telecom’s core operations and network and service development activities, which might adversely impact financial results.

Key Management Personnel Costs

	Group
Year ended 30 June	2007	2006	2005
(Dollars in thousands)	NZ$	NZ$	NZ$
Salary and other short-term benefits	12,340	8,435	8,869
Redundancy and termination payments	1,538	519	—
Share-based compensation	2,300	2,244	2,103

	16,178	11,198	10,972

The table above includes remuneration of the Chief Executive and the members of the executive team.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 4     OPERATING EXPENSES (continued)

Auditors’ Remuneration

	Group
Year ended 30 June	2007	2006	2005
(Dollars In thousands)	NZ$	NZ$	NZ$
Fees paid to principal auditors:
Audit of financial statements	2,750	2,615	2,751
Audit of internal controls over financial reporting	1,713	—	—
Other assurance services	533	1,023	790

Total fees paid to principal auditors	4,996	3,638	3,541

Other assurance services primarily relate to the audit of regulatory disclosures such as the Telecom List of Charges and the Telecom Service Obligation (‘TSO’) as required by telecommunications legislation. For the year ended 30 June 2006, other assurance services fees also included preparatory work for compliance with section 404 of the US Sarbanes-Oxley Act of 2002.

Donations

The donation expense for the year was $64,000 (30 June 2006: $127,000; 30 June 2005: $360,000).

NOTE 5 OTHER GAINS, EXPENSES AND IMPAIRMENT

		Group		Parent
Year ended 30 June	2007	2006	2005	2007	2006
(Dollars In millions)	NZ$	NZ$	NZ$	NZ$	NZ$
Other Gains
Gain on sale of TSCL	20	—	—	—	—
Gain on acquisition of SCCL	—	60	—	—	—
Gain on sale of INL shares	—	—	86	—	—
Recognition of Southern Cross support fees	—	—	41	—	—
Gain on sale of Telecom Retail Stores	—	—	10	—	—
Gain on repurchase of convertible notes	—	—	9	—	—
Gain on sale of Intelsat	—	—	8	—	—

	20	60	154	—	—

Impairment
Impairment of Australian Operations	—	1,301	—	—	—
Impairment of TDMA network	—	—	24	—	—

	—	1,301	24	—	—

Other Expenses
Restructuring costs	36	—	4	—	—
Provision for billing issues	16	—	—	—	—
Intercarrier and regulatory costs	—	22	—	—	—
Provision for contractual settlements	—	12	—	—	—
Inter-carrier provisions	—	—	31	—	—
Provision for intercompany balances	—	—	—	638	3,218

	52	34	35	638	3,218

Other Gains

Gain on sale of Telecom Samoa Cellular Limited (‘TSCL’)

In September 2006 Telecom announced the sale of its 90% share in TSCL to Digicel Samoa Limited resulting in a gain on sale of $20 million.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 5    OTHER GAINS, EXPENSES AND IMPAIRMENT (continued)

Gain on acquisition of Southern Cross Cables (NZ) Limited (‘SCCL’)

On 23 December 2005 Telecom acquired a 100% shareholding in SCCL, a wholly-owned subsidiary of Southern Cross Cables in which Telecom holds a 50% shareholding. SCCL’s sole asset at the time of acquisition was a tax operating loss carryforward. The value of the tax loss carryforward was $70 million and Telecom’s acquisition cost was $10 million. The value in excess of Telecom’s acquisition cost was reflected as a gain.

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

Impairment

Impairment of Australian operations

Telecom reviewed the carrying value of the assets relating to its Australian Operations (which is a reportable segment). Prior to write-down these assets had a total carrying value of A$1,464 million, including A$778 million of goodwill resulting from the purchase of AAPT. The recoverable amount for Telecom’s Australian Operations was assessed on a value-in-use basis.

In previous periods the recoverable amount had been determined to exceed carrying value. However during the year ended 30 June 2006 assessments it was determined that the recoverable amount was significantly lower than the carrying value and hence impairments were deemed to have occurred.

The decline in the recoverable amount was a consequence of a number of negative trends that adversely affected the short and long-term earnings outlook for Australian Operations, in particular:

F - 20

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 5    OTHER GAINS, EXPENSES AND IMPAIRMENT (continued)

•	A significant tightening of wholesale prices and terms with Telstra Corporation Limited (the principal supplier to Telecom’s Australian operations)

•	Continued downward pressure on retail prices

•	The deferral of major project expenditure by key corporate customers.

These fundamental changes in the industry, and revised expectations for implementation of new strategies within Australian Operations, led to the recognition of impairment charges of $404 million (A$327 million) at 30 June 2006 and $897 million (A$836 million) at 31 December 2005. The December charge represents the writing down of $63 million (A$58 million) of individual assets and $834 million (A$778 million) of goodwill. As a result of these impairments, all remaining goodwill resulting from Telecom’s acquisition of AAPT was written off. The June 2006 charge represented the further writing down of $404 million (A$330 million) of assets.

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

Other expenses

Restructuring costs (2007)

Restructuring costs totalling $36 million being recognised this year as a result of restructuring activities, including a company-wide organisational redesign programme, the costs of rationalising Australian call centre operations and the integration of PowerTel.

The costs associated with the organisational redesign programme are principally severance costs. The costs associated with the rationalisation of Australian call centre operations consist of both personnel related costs and the cost of surplus lease commitments.

Restructuring costs (2005)

Following the purchase of Gen-i and Computerland in 2005 a number of savings were identified through the combination of these businesses. Costs of $4 million ($3 million net of tax) were incurred to achieve these savings. These costs principally consisted of redundancy costs.

Provision for billing issues

A provision of $16 million for the cost of rectifying several billing application configuration issues largely relating to prior periods was recognised during the year. The provision covers the cost of investigating and resolving these issues.

Intercarrier and regulatory costs

In January 2006 Telecom and TelstraClear Limited reached an agreement that settled a number of longstanding commercial issues between the two companies, principally involving backdating of pricing of interconnection and wholesale arrangements. To settle these historical issues, Telecom agreed to make a one-off payment of $17.5 million to TelstraClear.

Also included in this item was an adjustment to reflect a determination by the Commerce Commission. In December 2005, the Commission issued a draft determination of the cost to Telecom of meeting its Telecommunications Service Obligations (‘TSO’) for the year ended 30 June 2004. The determination represented a significant change from the 2003 and 2002 TSO determinations, which Telecom had used as the basis for accruing in 2004 and 2005 TSO revenue. Adopting the approach used by the Commission in its December 2005 determination resulted in a one-off adjustment to the accrued TSO receivable.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 5    OTHER GAINS, EXPENSES AND IMPAIRMENT (continued)

Contractual settlements

Telecom accrued $7 million for the estimated liability relating to historic issues under the Fair Trading Act and the Door to Door Sales Act 1967.

Telecom has also recognised an expense of $5 million for the cost of terminating an agreement with Hutchison Whampoa Limited to receive 3G mobile services for Telecom’s New Zealand business. Telecom and Hutchinson Whampoa have entered into a new agreement which reflects current business circumstances.

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

Parent Company

Impairment of intercompany balances

Expenses of $638 million represents a write down of investments in subsidiaries of $422 million (30 June 2006: $991 million) and the recognition of a further liability of $216 million (30 June 2006: $2,227 million) reflecting intercompany obligations of subsidiary companies assumed by the Parent.

NOTE 6    FINANCE INCOME AND EXPENSE

	Group			Parent
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$	2007 NZ$	2006 NZ$
Interest income:
Other interest	59	28	31	—	—
Interest received from subsidiary companies	—	—	—	317	337

Interest income	59	28	31	317	337

Interest expense:
Euro Medium Term Notes	225	224	263	—	—
Capital notes	16	28	28	—	—
Telebonds	42	31	26	—	—
Other interest and finance costs	17	10	8	—	—
Interest paid to subsidiary companies	—	—	3	396	411

	300	293	328	396	411
Less interest capitalised	(11)	(11)	(8)	—	—

Interest expense	289	282	320	396	411

Interest is capitalised on property, plant and equipment and intangible assets under development at an annualised rate of 8% (30 June 2006: 8%; 30 June 2005: 8%).

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 7    INCOME TAX

The income tax (expense)/credit is determined as follows:

	Group			Parent
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$	2007 NZ$	2006 NZ$
Income statement
Current income tax
Current year income tax (charge)/credit	(219)	(308)	(333)	26	24
Adjustments in respect of prior periods	(11)	(1)	2	—	—

Deferred income tax
Depreciation	(18)	(54)	(12)	—	—
Provisions, accruals and other	10	5	2	—	—
Adjustments in respect of prior periods	17	7	(2)	—	—
Reduction in tax rate	16	—	—	—	—

Income tax (charge)/credit reported in income statement	(205)	(351)	(343)	26	24

Domestic tax (charge)/credit	(191)	(358)	(333)	26	24
Foreign tax (charge)/credit	(14)	7	(10)	—	—

	(205)	(351)	(343)	26	24

Statement of changes in equity
Current income tax
Current year income tax (charge)/credit	(49)	100	(8)	—	—
Deferred income tax
Fair value of financial instruments	3	(3)	—	—	—
Revaluation of listed investments	(4)	—	—	—	—
Reduction in tax rate	(1)	—	—	—	—

Income tax (charge)/credit reported in equity	(51)	97	(8)	—	—

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 7    INCOME TAX (continued)

Reconciliation of income tax expense

		Group		Parent
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$	2007 NZ$	2006 NZ$
Net earnings/(loss) attributable to shareholders:
Domestic	3,138	1,036	930	2,656	(2,498)
Foreign	(114)	(1,471)	37	—	—

	3,024	(435)	967	2,656	(2,498)
Total income tax expense/(credit)	246	394	386	(26)	(24)

Net earnings/(loss) before income tax	3,270	(41)	1,353	2,630	(2,522)

Tax at current rate of 33%	(1,079)	14	(446)	(868)	832

Adjustment to taxation:
Non-deductible write-downs	—	(420)	—	(210)	(1,061)
Non-taxable gain	695	20	31	—	—
Foreign sourced income not subject to tax	24	8	19	—	—
Non-taxable intercompany dividends	—	—	—	1,104	253
Reduction in tax rate	16	—	—	—	—
Change in unrecognised temporary differences	99	—	—	—	—
Prior period adjustment	6	—	—	—	—
Other	(7)	(16)	10	—	—

Total income tax (expense)/credit	(246)	(394)	(386)	26	24

Income tax expense for continuing operations	(205)	(351)	(343)
Income tax expense for discontinued operations	(41)	(43)	(43)

On 21 May 2007, the Taxation KiwiSaver and Company Tax Rate Amendments Bill was given royal assent meaning that for the 2008/09 income tax year the New Zealand company tax rate will change from 33% to 30%. The effect of the reduction in the tax rate on the measurement of deferred tax assets and liabilities has been shown in the table above. The change in unrecognised temporary differences consisted of $99 million of previously unrecognised temporary differences that were recognised during the year after it became more likely than not that these temporary differences would be offset against taxable income.

NOTE 8    SHORT-TERM INVESTMENTS

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Short-term deposits	70	63
Government securities	—	1

	70	64

NOTE 9    SHORT-TERM DERIVATIVE ASSETS

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Foreign exchange forward contracts	7	22
Currency options	—	2
Interest rate swaps	1	2

	8	26

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 10    RECEIVABLES AND PREPAYMENTS

	Group		Parent
30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2007 NZ$	2006 NZ$
Trade receivables	588	564	—	—
Less allowance for doubtful accounts	(44)	(39)	—	—

	544	525	—	—
Unbilled rentals and tolls	278	298	—	—
Prepaid expenses and other receivables	131	106	—	—
Due from subsidiaries	—	—	795	966

	953	929	795	966

Bad debts of $28 million (30 June 2006: $37 million) were written off against the allowance for doubtful accounts during the year.

NOTE 11    INVENTORIES

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Maintenance materials and consumables	5	8
Goods held for resale	59	38
Revenue work in progress	7	5

	71	51

Allowance for inventory obsolescence:
Balance at beginning of period	—	3
Charged to costs and expenses	—	1
Release from provision	—	(4)

Balance at end of period	—	—

NOTE 12    RECEIVABLES DUE AFTER ONE YEAR

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Loan to associate company	—	95
Other receivables	—	14

	—	109

All receivables due after one year were fully repaid in 2007.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 13    LONG-TERM INVESTMENTS

	Group		Parent
30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2007 NZ$	2006 NZ$
Shares in unlisted companies	439	515	—	—
Shares in listed companies	51	—	—	—
Government stock	1	—	—	—
Investment in associates	3	5	—	—
Subsidiary companies (see Note 31)
Shares	—	—	6,585	4,001
Term advances	—	—	3,006	3,006

	494	520	9,591	7,007

All long-term investments are available-for-sale financial assets except for the government stock that is held-to-maturity.

Shares in listed companies

Shares in listed companies represent an investment in Macquarie Telecom Group Limited and iiNet Limited. These investments are carried at fair value that is determined by reference to the bid price as quoted on the Australian Stock Exchange as at 29 June 2007. The amount in the revaluation reserve relates solely to these investments.

Shares in unlisted companies

Shares in unlisted companies include Telecom’s 19.9% stake in Hutchison 3G Australia Limited and Telecom’s investment in TMT Ventures, a corporate venture capital programme. These equity investments are valued at cost as the fair value cannot be measured reliably as the shares are not traded and a wide range of estimates of fair value exist. Telecom signed a non-binding Memorandum of Understanding with Hutchison Telecom Australia Limited in August 2007 that impacts its investment in Hutchison 3G Australia Limited. See Note 35 for details.

Associate companies

Associate companies of the Telecom Group are listed in Note 31.

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Cost of investment in associates	38	36
Opening balance of share of associates’ equity	(31)	(31)
Share of associates’ losses	(3)	—
Foreign exchange movement	(1)	—

Equity accounted value of investment	3	5

Extract from associates financial statements

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Total assets	1,244	1,668
Total liabilities	1,783	2,098
Total revenues	200	192
Net (loss)/earnings	(6)	4

Telecom has suspended equity accounting on its associates where its share of losses and dividends received have exceeded the initial investment. Telecom’s share of unrecognised profits unrecognised for the year was nil (30 June 2006: $2 million) and the cumulative deficit of associates is $292 million.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 14    DEFERRED TAX

Group

30 June 2007 (Dollars in millions)	Tax depreciation	Provisions and accruals	Tax losses	Other	Total
Deferred tax:
Balance at beginning of the year	(218)	29	70	33	(86)

Amounts recognised in earnings
Relating to the current period	(18)	19	(3)	(6)	(8)
Adjustments in respect of prior periods	19	(2)	—	—	17
Reduction in tax rate	21	—	(5)	—	16

Amounts recognised in equity
Relating to the current period	—	—	—	(1)	(1)
Foreign exchange movement	—	—	—	(3)	(3)
Reduction in tax rate	—	—	—	(1)	(1)
Other
Amounts relating to acquisition of subsidiary	—	—	4	(4)	—

	(196)	46	66	18	(66)

Deferred tax assets	—	—	4	23	27
Deferred tax liabilities	(196)	46	62	(5)	(93)

	(196)	46	66	18	(66)

Group

30 June 2006 (Dollars in millions)	Tax depreciation	Provisions and accruals	Tax losses	Other	Total
Deferred tax:
Balance at beginning of the year	(163)	36	—	27	(100)

Amounts recognised in earnings
Relating to the current period	(59)	(10)	—	6	(63)
Adjustments in respect of prior periods	4	3	—	—	7
Amounts recognised in equity
Relating to the current period	—	—	—	(3)	(3)
Foreign exchange movement	—	—	—	3	3
Other
Amounts relating to acquisition of subsidiary	—	—	70	—	70

	(218)	29	70	33	(86)

Deferred tax assets	—	—	—	31	31
Deferred tax liabilities	(218)	29	70	2	(117)

	(218)	29	70	33	(86)

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 14    DEFERRED TAX (continued)

The utilisation of the deferred tax asset relating to tax losses is dependent on future taxable profits of approximately $216 million. Telecom has continued to recognise these deferred tax assets as it is more likely than not that there will be available taxable profits to offset these losses based on current forecasts and recent taxable profits of $9 million for the year available to offset against these losses.

The Telecom Group has not recognised in its deferred taxation balance the tax effect of accumulated losses and temporary differences in overseas subsidiaries amounting to $461 million at 30 June 2007 (30 June 2006: $255 million), based on the relevant corporation tax rate of the overseas subsidiary’s country of residence. These losses and temporary differences may be available to be carried forward to offset against future taxable income however utilisation is contingent on the relevant subsidiaries producing taxable profits over a significant period of time and is subject to compliance with the relevant taxation authority requirements.

NOTE 15    LONG-TERM DERIVATIVE ASSETS

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Cross currency interest rate swap contracts	—	80
Interest rate swap contracts	68	8

	68	88

NOTE 16    INTANGIBLE ASSETS

Group

(Dollars in millions)	Software NZ$	Capacity purchases NZ$	Spectrum licences NZ$	Other intangibles NZ$	Goodwill NZ$	Total NZ$

Cost
Balance as at 1 July 2006	1,211	462	57	32	939	2,701
External acquisitions	232	30	—	2	63	327
Disposals	—	—	—	(4)	—	(4)
Disposal of subsidiaries	(42)	—	—	—	(9)	(51)
Currency movements	(24)	(6)	—	—	—	(30)

Balance as at 30 June 2007	1,377	486	57	30	993	2,943

Accumulated amortisation and impairment losses
Balance as at 1 July 2006	(871)	(129)	(19)	(19)	(834)	(1,872)
Amortisation	(110)	(41)	(2)	(3)	—	(156)
Reclassification	(39)	—	—	—	—	(39)
Disposals	—	—	—	4	—	4
Disposal of subsidiaries	29	—	—	—	—	29
Currency movements	15	2	—	1	—	18

Balance as at 30 June 2007	(976)	(168)	(21)	(17)	(834)	(2,016)

Net book value at 30 June 2007	401	318	36	13	159	927

Weighted average amortisation period (years)	4	11	29	11	—	11

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 16    INTANGIBLE ASSETS (continued)

Group

(Dollars in millions)	Software NZ$	Capacity purchases NZ$	Spectrum licences NZ$	Other intangibles NZ$	Goodwill NZ$	Total NZ$
Cost
Balance as at 1 July 2005	1,037	456	52	28	941	2,514
External acquisitions	169	—	5	4	8	186
Disposals	(17)	(2)	—	—	—	(19)
Currency movements	22	8	—	—	(10)	20

Balance as at 30 June 2006	1,211	462	57	32	939	2,701

Accumulated amortisation and impairment losses
Balance as at 1 July 2005	(752)	(89)	(16)	(14)	—	(871)
Amortisation	(122)	(37)	(3)	(5)	—	(167)
Impairment	—	—	—	—	(834)	(834)
Disposals	16	—	—	—	—	16
Currency movements	(13)	(3)	—	—	—	(16)

Balance as at 30 June 2006	(871)	(129)	(19)	(19)	(834)	(1,872)

Net book value at 30 June 2006	340	333	38	13	105	829

Weighted average amortisation period (years)	7	12	17	6	—	9

The estimated amortisation expense for the following five years is likely to remain at approximately the level experienced in the current year.

Goodwill

The following cash generating units (‘CGU’) being the lowest level of asset for which there are separately identifiable cash flows, have carrying amounts of goodwill that are considered significant in comparison with the Group’s total carrying amount of goodwill:

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Australian Operations	63	—
NZ Business	71	71
NZ Consumer	24	24
Corporate and other	1	10

	159	105

Impairment testing

The recoverable amount of CGUs was calculated on the basis of value-in-use using a discounted cash flow model. Future cash flows were projected out five years, based on Board approved business plans for the year ended 30 June 2008, with key assumptions being EBITDA and capital expenditure for the CGU. A terminal growth rate of 3% was applied. A pre-tax discount rate of between 11.7% to 13.4% was utilised. No impairment arose as a result of the review of goodwill for the year ended 30 June 2007. The value of the prior Australian Operations’ goodwill was fully written off (see Note 5) in the year ended 30 June 2006.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 17     PROPERTY, PLANT & EQUIPMENT

Group

(Dollars in millions)	Telecommunications equipment and plant NZ$	Freehold land NZ$	Buildings NZ$	Other assets NZ$	Work in progress NZ$	Total NZ$
Cost
Balance as at 1 July 2006	9,774	94	623	485	121	11,097
Acquisitions	427	—	21	58	83	589
Acquisition of subsidiary	459	—	4	51	—	514
Reclassification and transfers	(45)	—	—	(16)	178	117
Disposals	(970)	—	(3)	(8)	—	(981)
Disposal of subsidiaries	(12)	—	(9)	(12)	(13)	(46)
Currency movements	(91)	—	(4)	(9)	(7)	(111)

Balance as at 30 June 2007	9,542	94	632	549	362	11,179

Accumulated depreciation and impairment losses
Balance as at 1 July 2006	(7,031)	—	(356)	(409)	—	(7,796)
Depreciation charge	(452)	—	(20)	(30)	—	(502)
Acquisition of subsidiary	(126)	—	(3)	(77)	—	(206)
Reclassification	(106)	—	—	28	—	(78)
Disposals	963	—	2	5	—	970
Disposal of subsidiaries	5	—	5	8	—	18
Currency movements	85	—	3	8	—	96

Balance as at 30 June 2007	(6,662)	—	(369)	(467)	—	(7,498)

Net book value at 30 June 2007	2,880	94	263	82	362	3,681

Group

(Dollars in millions)	Telecommunications equipment and plant NZ$	Freehold land NZ$	Buildings NZ$	Other assets NZ$	Work in progress NZ$	Total NZ$
Cost
Balance as at 1 July 2005	9,335	94	599	444	97	10,569
Acquisitions	476	—	33	51	67	627
Transfers	34	—	—	9	(43)	—
Disposals	(71)	—	(9)	(19)	—	(99)

Balance as at 30 June 2006	9,774	94	623	485	121	11,097

Accumulated depreciation and impairment losses
Balance as at 1 July 2005	(6,335)	—	(321)	(311)	—	(6,967)
Depreciation charge	(455)	—	(28)	(55)	—	(538)
Impairment	(307)	—	(14)	(52)	—	(373)
Disposals	66	—	7	9	—	82

Balance as at 30 June 2006	(7,031)	—	(356)	(409)	—	(7,796)

Net book value at 30 June 2006	2,743	94	267	76	121	3,301

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 17    PROPERTY, PLANT AND EQUIPMENT (continued)

Values Ascribed to Land and Buildings

Telecom’s properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network.

Operating Leases

Included in buildings at 30 June 2007 are buildings on leasehold land with a cost of $12 million (30 June 2006: $11 million) together with accumulated depreciation of $4 million (30 June 2006: $4 million).

Finance Leases

Included in telecommunications equipment at 30 June 2007 are assets capitalised under finance leases with a cost of $680 million (30 June 2006: $685 million) together with accumulated depreciation of $593 million (30 June 2006: $562 million).

Telecom has prepaid all obligations under these finance leases and as a result has no outstanding commitments under finance leases.

Land Claims

Under the Treaty of Waitangi Act 1975, all interests in land included in the assets purchased from the New Zealand Government may be subject to claims to the Waitangi Tribunal, which has the power to recommend, in appropriate circumstances, with binding effect, that the land be resumed by the Government in order that it be returned to Māori claimants. In the event that the Government resumes land, compensation will be paid to Telecom under the provisions of the Public Works Act 1981. If this is insufficient to cover the loss, certain additional compensation is payable under the provisions of the Sale and Purchase Agreement between the Company and the Government.

Under the State Owned Enterprises Act 1986, the Governor General of New Zealand, if satisfied that any land or interest in land held by Telecom is wāhi tapu (being land of special spiritual, cultural or historical tribal significance), may declare by Order in Council that the land be resumed by the Government, with compensation payable to Telecom under the provisions of the Public Works Act 1981. Telecom would expect to negotiate with the new Māori owners for continued occupancy rights of any sites resumed by the Government.

NOTE 18    ACCOUNTS PAYABLE AND ACCRUALS

	Group		Parent
30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2007 NZ$	2006 NZ$
Trade accounts payable	708	730	—	—
Accrued personnel costs	117	121	—	—
Revenue billed in advance	109	104	—	—
Accrued interest	37	40	—	—
Other accrued expenses	29	44	16	22

	1,000	1,039	16	22

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 19    SHORT-TERM DERIVATIVE LIABILITIES

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Cross currency interest rate swaps	43	124
Forward exchange contracts	25	—
Interest rate swaps	—	1

	68	125

NOTE 20    PROVISIONS

Group

(Dollars in millions)	Commercial NZ$	Restructuring NZ$	Other NZ$	Total NZ$
Balance at 1 July 2006	—	—	—	—
Provisions made during the year	16	52	6	74
Acquisition of subsidiary	—	—	2	2
Provisions utilised during the year	—	(34)	—	(34)

Balance as at 30 June 2007	16	18	8	42

Current	16	18	—	34
Non-current	—	—	8	8

	16	18	8	42

Commercial

A provision was recognised in relation to the cost of rectifying several billing application configuration issues primarily relating to prior periods. The provision covers the cost of investigating and resolving these issues.

Restructuring

A provision for restructuring costs was recognised in relation to restructuring activities undertaken or announced in 2007, including a company-wide organisational redesign programme, the costs of rationalising Australian call centre operations, the integration of PowerTel Limited and costs relating to the cost of restructuring Telecom’s information systems to separate Yellow Pages Group. The majority of the provision at 30 June 2007 relates to Yellow Pages Group which is a discontinued operation. The restructuring is expected to be completed by the end of calendar year 2008.

Other

Other provisions relate to leasehold property decommissioning liabilities and legal provisions.

NOTE 21    DEBT DUE WITHIN ONE YEAR

	Group		Parent
30 June (Dollars in millions)	2007 $	2006 $	2007 $	2006 $
Long-term debt maturing within one year (see Note 23)	201	580	—	—
Short-term debt	287	375	—	—
Due to subsidiaries	—	—	4,993	5,042

	488	955	4,993	5,042

None of Telecom’s debt due within one year is secured.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 22    LONG-TERM DERIVATIVE LIABILITIES

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Cross currency interest rate swaps	574	310
Interest rate swaps	1	49
Electricity price hedges	2	3

	577	362

NOTE 23    LONG-TERM DEBT

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Euro Medium Term Notes (EMTN)	1,921	2,160
Capital Notes	138	321
Telebonds	511	659
Other	49	—

	2,619	3,140
Less unamortised discount	(14)	(17)

	2,605	3,123
Less long-term debt maturing within one year (see Note 21)	(201)	(580)

	2,404	2,543

Schedule of Maturities
Due 1 to 2 years	553	238
Due 2 to 3 years	64	643
Due 3 to 4 years	14	14
Due 4 to 5 years	324	14
Due over 5 years	1,449	1,634

Total due after one year	2,404	2,543

None of Telecom’s long-term debt is secured and all ranks pari passu with other liabilities.

Euro Medium Term Notes

30 June (Dollars in millions) Interest rate		Due	Face value	Group

				2007 NZ$	2006 NZ$

1.8	5%	5 June 2007	20bn JPY	—	287
6.12	5%	12 Dec 2008	200m GBP	521	604
2.	0%	8 June 2009	2bn JPY	21	29
6.7	5%	14 Dec 2011	250m USD	325	409
4.8	9%	11 Oct 2013	275m CAD	337	—
5.62	5%	14 May 2018	125m GBP	326	378
5.7	5%	6 April 2020	150m GBP	391	453

				1,921	2,160

Cross currency and interest rate swaps have been entered into to manage the Euro Medium Term Notes currency and interest rate risk exposures. See Note 27.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 23    LONG-TERM DEBT (continued)

Two of Telecom’s existing Euro Medium Term Notes issues (a GBP200 million issue maturing December 2008 and a US$250 million issue maturing December 2011) have pricing triggers in the event of a rating downgrade. These triggers would require Telecom’s long-term ratings from Standard & Poor’s/Moody’s Investor Services to fall below A-/A3 before increased interest rates would apply.

Capital Notes

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Various NZ dollar TeleNotes	—	146
Restricted Capital Securities	138	175

	138	321

Restricted Capital Securities

In February 1998, Telecom issued to certain qualified institutional buyers in the United States, under an Offering Memorandum pursuant to US SEC Rule 144A, an aggregate principal amount of face value US$150 million 6.5% Restricted Capital Securities (RCS) for an initial term of ten years. At the end of the initial term Telecom can, at its sole discretion, redeem the RCS including any unpaid interest for cash, offer investors the option of continuing to hold the RCS for a new term at a new yield or redeem the RCS including any unpaid interest by issuing ordinary shares in Telecom to the RCS holders at a price equivalent to 90% of the average closing price of Telecom’s shares in the 10 business days preceding the election date. In 2003 Telecom repurchased a total of US$44 million of the RCS on issue. Cross currency and interest rate swaps have been entered into to manage currency and interest rate risk exposures. The effective interest rate is 8.52%.

TeleBonds

Telecom has issued bonds (‘TeleBonds’) to institutional and retail investors. These have been issued as income, compounding, or zero coupon bonds. TeleBonds have interest rates ranging from 6.92% to 8.65% and maturity dates between April 2008 and April 2016. During 2006 Telecom completed a $400 million TeleBond issue. The TeleBonds were issued in two tranches, $250 million seven-year bonds and $150 million ten-year bonds, with effective rates of 7.04% and 7.14% respectively.

Parent Company

Amounts owing by the Parent are under a guarantee and payable to subsidiaries. There are no fixed repayment dates and amounts are not interest bearing.

Other Long-term Debt

Telecom acquired PowerTel in May 2007. PowerTel had existing loan facilities of A$15 million and A$40 million. A$44 million was outstanding as at 30 June 2007. The expiration of the facility term is December 2009.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 24    EQUITY

Group

30 June (Dollars in millions)	Contributed capital NZ$	Retained earnings NZ$	Hedge reserve NZ$	Minority interest NZ$	Deferred compen- sation NZ$	Revalu- ation reserve NZ$	Foreign currency translation reserve NZ$	Total equity NZ$
Balance at 30 June 2005	1,991	523	(41)	8	22	—	(73)	2,430

Translation of foreign operations	—	—	—	—	—	—	176	176
Hedge of net investment	—	—	—	—	—	—	(87)	(87)
Cash flow hedges	—	—	5	—	—	—	—	5

Total income recognised in equity	—	—	5	—	—	—	89	94
Net (loss)/earnings for the year	—	(435)	—	4	—	—	—	(431)

Total recognised income and expenses	—	(435)	5	4	—	—	89	(337)
Dividends	—	(1,179)	—	(5)	—	—	—	(1,184)
Tax credit on supplementary dividends	—	131	—	—	—	—	—	131
Dividend reinvestment plan	114	—	—	—	—	—	—	114
Exercise of share options	18	—	—	—	—	—	—	18
Repurchase of shares	(114)	—	—	—	—	—	—	(114)
Issuance of shares under share schemes	2	—	—	—	2	—	—	4

Balance at 30 June 2006	2,011	(960)	(36)	7	24	—	16	1,062

Translation of foreign operations	—	—	—	—	—	—	(120)	(120)
Hedge of net investment	—	—	—	—	—	—	38	38
Revaluation of investments	—	—	—	—	—	11		11
Cash flow hedges	—	—	(8)	—	—	—	—	(8)

Total income recognised in equity	—	—	(8)	—	—	11	(82)	(79)
Net earnings for the year	—	3,024	—	3	—	—	—	3,027

Total recognised income and expenses	—	3,024	(8)	3	—	11	(82)	2,948
Dividends	—	(735)	—	(4)	—	—	—	(739)
Tax credit on supplementary dividends	—	83	—	—	—	—	—	83
Dividend reinvestment plan	249	—	—	—	—	—	—	249
Exercise of share options	1	—	—	—	—	—	—	1
Issuance of shares under share schemes	9	—	—	—	(9)	—	—	—

Balance at 30 June 2007	2,270	1,412	(44)	6	15	11	(66)	3,604

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 24    EQUITY (continued)

Parent

30 June (Dollars in millions)	Contributed capital NZ$	Retained earnings NZ$	Deferred compensation NZ$	Total equity NZ$
Balance at 1 July 2005	1,991	2,190	22	4,203

Net loss for the year	—	(2,498)	—	(2,498)

Total recognised income and expenses	—	(2,498)	—	(2,498)
Dividends	—	(1,179)	—	(1,179)
Tax credit on supplementary dividends	—	131	—	131
Dividend reinvestment plan	114	—	—	114
Exercise of share options	18	—	—	18
Repurchase of shares	(114)	—	—	(114)
Issuance of shares under share schemes	2	—	2	4

Balance at 30 June 2006	2,011	(1,356)	24	679

Net earnings for the year	—	2,656	—	2,656

Total recognised income and expenses	—	2,656	—	2,656
Dividends	—	(735)	—	(735)
Tax credit on supplementary dividends	—	83	—	83
Dividend reinvestment plan	249	—	—	249
Exercise of share options	1	—	—	1
Issuance of shares under share schemes	9	—	(9)	—

Balance at 30 June 2007	2,270	648	15	2,933

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 24    EQUITY (continued)

Contributed Capital

Movements in the Company’s issued ordinary shares were as follows:

30 June (Dollars in millions)	2007		2006
	Number	NZ$	Number	NZ$
Shares at the beginning of the year	1,960,933,948	2,011	1,957,523,328	1,991
Shares issued under the dividend reinvestment plan	56,809,102	249	21,155,557	114
Shares repurchased and cancelled	—	—	(21,154,859)	(114)
Shares issued under the restricted share scheme	1,534,186	4	872,288	2
Shares issued under the share rights scheme	486,888	2	225,742	—
Issue of new shares upon exercise of options	180,849	4	2,245,766	18
Other issues	48,158	—	66,126	—

Shares at the end of the year	2,019,993,131	2,270	1,960,933,948	2,011

All issued shares are fully paid and have no par value.

Each of the ordinary shares confers on the holder the right to vote at any general meeting of the Company except that the Company’s Constitution provides for certain restrictions on voting, including where a holder holds more than 10% of the ordinary shares in breach of shareholding limitations.

A special rights convertible preference share (the ‘Kiwi Share’) was created on 11 September 1990 and is registered in the name of, and may only be held by, the Minister of Finance on behalf of the Crown. The consent of the holder of the Kiwi Share is required for the amendment, removal or alteration of the effect of certain provisions of the Company’s Constitution which was adopted upon re-registration on 27 September 1996 under the Companies Act 1993.

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

Shares Issued in Lieu of Dividends

Telecom established a dividend reinvestment plan effective from the third quarter of the year ended 30 June 2000. Under the plan, shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2007, 56,809,102 shares with a total value of $249 million were issued in lieu of a cash dividend (30 June 2006: 21,155,557 shares with a total value of $114 million). To offset shares issued under the dividend reinvestment plan in the year ended 30 June 2006, a total of 21,154,859 shares with a market value of $114 million were repurchased and cancelled.

Shares Held in Trust

As detailed in Note 25, shares are held in Trust when they are to be allocated to employees under the Telecom Restricted Share Scheme. At 30 June 2007 269,125 shares were held in Trust (30 June 2006: 98,773).

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

NOTE 24    EQUITY (continued)

Deferred Compensation

Deferred compensation is recognised upon issue of a Restricted Share under the Telecom Restricted Share Scheme or over the life of an option issued under the Telecom Share Rights Scheme or Telecom Share Option Scheme. Amounts are transferred to Share Capital upon the vesting of the share or the option.

Foreign Currency Translation Reserve

Translation differences arising on the retranslation of the results of subsidiaries with functional currencies other than New Zealand dollars are recognised directly in the Foreign Currency Translation Reserve. Movements in the fair value of derivative financial instruments that are hedges of Telecom’s net investment in subsidiaries subject to these translation differences are also recognised directly in the Foreign Currency Translation Reserve. The cumulative amounts are released to the income statement upon disposal of these subsidiaries.

Earnings Per Share

Year ended 30 June (Dollars in millions, except per share amounts)	Group
	2007	2006	2005
Basic earnings per share
Numerator—Earnings/(loss) from continuing operations	844	(540)	874
Numerator—Earnings from discontinued operations	2,183	109	96
Numerator—Net earnings/(loss) attributable to shareholders	3,024	(435)	967

Denominator – weighted average ordinary shares (in millions)	1,990	1,960	1,948

Basic earnings/(loss) per share (cents per share):
From continuing operations	$0.42	$(0.28)	$0.45
From discontinued operation	$1.10	$0.06	$0.05
From net earnings/(loss) attributable to shareholders	$1.52	$(0.22)	$0.50

Diluted earnings per share
Numerator—as noted above adjusted by:
Add – capital notes interest after income tax	6	—	19
Add – convertible notes interest after income tax	—	—	5

Denominator (in millions)
Ordinary shares	1,990	1,960	1,948
Capital notes	34	—	57
Convertible notes	—	—	17
Options	2	—	5

	2,026	1,960	2,027

Diluted earnings/(loss) per share (cents per share):
From continuing operations	$0.42	$(0.28)	$0.44
From discontinued operation	$1.08	$0.06	$0.05
From net earnings/(loss) attributable to shareholders	$1.50	$(0.22)	$0.49

Anti-dilutive potential shares (in millions)
Capital notes	—	89	—
Options	21	25	—

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 25    EMPLOYEE SHARE SCHEMES

Telecom Incentive Schemes

Telecom has operated a share option scheme since 1994. During the year ended 30 June 2002, Telecom also established the Telecom Restricted Share Scheme and Telecom Share Rights Scheme. The total charge recognised for the schemes during the year was $12 million (30 June 2006: $13 million).

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

No options were issued to employees under the Share Option Scheme during the year ended 30 June 2007.

In prior years, options have been issued with a maximum term of six years. New ordinary shares will be issued in accordance with the Constitution upon the exercise of options. The price payable on exercise will be equivalent to the average daily closing price of Telecom shares reported on the New Zealand Exchange for the business days in the month immediately preceding the date on which options are granted (subject to adjustment if the shares traded ‘cum dividend’). The options granted are determined by a committee of the Board of Directors pursuant to the share option scheme. The weighted average grant date fair value of options issued during 2006 was $0.67. Options were exercised throughout the year. The average share price during the year was $4.57 (30 June 2006: $5.62) and the intrinsic value of options exercised was nil (30 June 2006: $2 million). The intrinsic value of options outstanding and exercisable as at 30 June 2007 is nil (30 June 2006: nil).

Information regarding options granted under the share option scheme is as follows:

	Option price* NZ$	Number of options
As at 30 June 2005	5.39	22,856,587
Granted	6.11	4,326,292
Exercised	4.86	(2,245,766)
Forfeited	6.06	(657,874)
Lapsed	7.30	(1,022,695)

As at 30 June 2006	5.46	23,256,544
Granted	—	—
Exercised	4.79	(180,849)
Forfeited	6.09	(328,059)
Lapsed	6.07	(3,949,736)

As at 30 June 2007	5.33	18,797,900

	Options outstanding				Options currently exercisable
Period Granted	Options outstanding	Price range NZ$	Price * NZ$	Remaining life* (years)	Options exercisable	Price * NZ$
1 July 2001 – 30 June 2002	2,796,064	4.70 – 5.27	4.73	0.3	2,796,064	4.73
1 July 2002 – 30 June 2003	5,676,633	4.43 – 4.94	4.93	1.2	5,676,633	4.93
1 July 2003 – 30 June 2004	3,162,350	5.01 – 5.59	5.01	2.2	3,162,350	5.01
1 July 2004 – 30 June 2005	4,072,563	5.93 – 6.30	5.95	3.2	1,660,089	5.95
1 July 2005 – 30 June 2006	3,090,290	6.11	6.11	4.2	164,146	6.11

	18,797,900				13,459,282

*	Weighted average

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 25    EMPLOYEE SHARE SCHEMES (continued)

	Options outstanding			Options currently exercisable
Price range	Options outstanding	Price * NZ$	Remaining life* (years)	Options exercisable	Price * NZ$
4.00 – 4.99	8,335,259	4.86	0.9	8,335,259	4.86
5.00 – 5.99	7,352,113	5.53	2.7	4,954,817	5.33
6.00 – 6.99	3,110,528	6.11	4.2	169,206	6.12

	18,797,900			13,459,282

*	Weighted average

Telecom Restricted Share Scheme

In September 2001 the Telecom Restricted Share Scheme (‘RSS’) was introduced for selected executives and senior employees of the Group. In September 2003 participation was extended so that the majority of employees who previously participated in the Share Options Scheme participated in the RSS. Under the RSS, Company shares are issued to Telecom Trustee Limited, a Telecom subsidiary and allocated to participants using funds lent to them by the Company. Under the RSS, the length of the retention period before awards vest is between one to three years. The price for each share issued during the year under the RSS is the average end-of-day market price of Telecom shares reported on the New Zealand Exchange for the days on which the exchange is open for trading in the month immediately preceding the date on which the share is allocated, adjusted for dividends that are not received until the share vests. If the individual is still employed by the Group at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. The number of shares awarded is determined by a committee of the Board of Directors. The weighted average grant date fair value of restricted shares issued during the year was $3.52 (30 June 2006: $4.93). Shares with a fair value of $4 million vested during the year (30 June 2006: $1 million).

Information regarding shares awarded under the RSS is as follows:

Number of shares
Unvested shares as at 30 June 2005	1,917,872
Awarded pursuant to RSS	1,085,196
Forfeited	(327,965)
Vested	(209,206)

Unvested shares as at 30 June 2006	2,465,897
Awarded pursuant to RSS	1,841,278
Forfeited	(561,694)
Vested	(817,041)

Unvested shares as at 30 June 2007	2,928,440

Percentage of total ordinary shares	0.14%

The number of shares awarded pursuant to the RSS does not equal the number of shares created for the scheme as lapsed shares are held in Trust and reissued.

Telecom Share Rights Scheme

The Telecom Share Rights Scheme (‘SRS’) was introduced for selected executives and senior employees of the Group in September 2001. Under the scheme, participants are granted the option to purchase Company shares at a nil exercise price. Under the SRS, the exercise date of each option is variable, but in the main is three years from the allocation date. Except under special circumstances, the options will be exercisable at the end of a specified period only if the individual is still employed by the Group. The number of options granted are determined by a committee of the Board of Directors. The weighted average grant date fair value of options issued during the year was $3.42 (30 June 2006: $4.85). The intrinsic value of options exercised during the year was $2 million (30 June 2006: $1 million). Options with an intrinsic value of $9 million remain outstanding at the year end.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 25    EMPLOYEE SHARE SCHEMES (continued)

Information regarding options granted under the SRS is as follows:

Number of options
As at 30 June 2005	1,261,159
Granted	773,855
Exercised	(225,742)
Forfeited	(135,239)

As at 30 June 2006	1,674,033
Granted	1,178,208
Exercised	(486,888)
Forfeited	(421,251)

As at 30 June 2007	1,944,102

Period Granted	Options outstanding	Remaining life* (years)
1 July 2003 – 30 June 2004	3,076	0.2
1 July 2004 – 30 June 2005	408,282	0.5
1 July 2005 – 30 June 2006	597,442	1.5
1 July 2006 – 30 June 2007	935,302	2.0

	1,944,102

*	Weighted average

3,076 options were exercisable as at 30 June 2007. These options were exercised after 30 June 2007.

Fair value of share scheme awards

The fair value of share options issued in prior years was estimated using a lattice-binomial option pricing model. The model was based on the following weighted average assumptions:

Year ended 30 June (Dollars in millions)	Group 2006
Risk-free interest rate	5.6%
Expected dividend yield	6.6%
Expected option life (in years)	4.2
Expected stock price volatility	21.0%

Risk-free interest rates were between 5.6%—5.7% and the expected dividend yields were between 6.6%—8.5%. The contractual term of options and employees’ expected exercise behaviour is calculated based on historical data. The discount applied for post vesting restrictions is estimated using the probability of those restrictions impacting the exercise of options. Approximately $14 million of share scheme awards remain unvested and not expensed as at 30 June 2007 (30 June 2006: $17 million). This expense will be recognised over the vesting period of the awards over the next 3 years.

Restricted shares and options granted under the share rights scheme are valued based on the market price at grant date adjusted for dividends that are not received until the restricted share or option vests. Volatility is based on historic volatility in Telecom’s share price.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 26    DIVIDENDS

Dividends

Dividends declared and provided by the Company are as follows:

Year ended 30 June (Dollars in millions, except for per share amounts)	2007 NZ$		2006 NZ$
Previous year fourth quarter dividend paid	235		391
Supplementary dividend	30		51
First quarter dividend paid	139		186
Supplementary dividend	17		25
Second quarter dividend paid	139		284
Supplementary dividend	18		37
Third quarter dividend paid	139		186
Supplementary dividend	18		24

	735		1,184

Fourth quarter dividend declared subsequent to balance date not provided for (see Note 35)	292		137
Fourth quarter special dividend declared subsequent to balance date not provided for (see Note 35)	—		98
Dividends per share (including dividends declared but not provided for, but excluding supplementary dividends)	35.5	¢	45.5	¢

Telecom receives an equivalent tax credit from the Inland Revenue Department for the amount of supplementary dividends paid.

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2007, 56,809,102 shares with a total value of $249 million were issued in lieu of a cash dividend (30 June 2006: 21,155,557 shares and $114 million). Shares issued in lieu of dividends are excluded from dividends paid in the Cash Flow Statement.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 27    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Short-term financing

Telecom has four short-term financing programmes in place; a US$1 billion European Commercial Paper Programme, a $500 million Note facility, an A$1.5 billion Short Term Note and Medium Term Note Programme and a $200 million Asian Commercial Paper Programme.

As at 30 June 2007 Telecom had committed stand-by facilities of US$500 million with various major banks. Telecom also had committed overdraft facilities of $20 million with New Zealand banks and A$20 million with Australian banks. There are no compensating balance requirements associated with these facilities. Amounts paid for these facilities during the year was $2 million (30 June 2006: $2 million).

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

The notional principal or contract amounts outstanding are as follows:

			Group
30 June (Dollars in millions)	Currency	Maturities	2007 NZ$	2006 NZ$
Cross currency interest rate swaps:	AUD:USD	2011	533	591
	NZD:GBP	2008-2020	1,426	1,426
	NZD:JPY	2007-2009	41	453
	NZD:USD	2008	181	181
	NZD:CAD	2013	378	—

Interest rate swaps:	AUD	2011	411	456
	NZD	2007-2020	2,362	2,395

Forward exchange contracts:	NZD:AUD	2007	333	907
	NZD:USD	2007	248	430
	Other	2007	29	30

Currency options	NZD:USD	2007	121	64
	Other	2007	34	34

An increase in interest rates of 100 basis points would decrease net interest expense on a pre-tax forecasted basis by approximately $8 million for the year ending 30 June 2008 as Telecom currently holds $1,969 million of cash.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 27    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Electricity Price Risk

Telecom uses electricity hedges to reduce exposure to electricity spot price movements. At 30 June 2007 Telecom had contracts to hedge electricity consumption of 20 megawatts per hour (30 June 2006: 20 megawatts per hour) with maturity dates ranging from December 2007 to March 2009.

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

Telecom has certain derivative transactions that are subject to bilateral credit support agreements that require Telecom or the counterparty to post collateral to support mark-to-market valuation differences. Due to the strengthening of the NZ dollar Telecom has had to post US$14 million of collateral in relation to various cross currency interest rate swaps.

Financial instruments which potentially subject Telecom to credit risk consist principally of cash, short-term investments, advances to associate companies, trade receivables and derivative financial instruments. Telecom places its cash, short-term investments and derivative financial instruments with high credit quality financial institutions and sovereign bodies and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers included in Telecom’s customer base. $3,076 million of Telecom’s assets are subject to credit risk (30 June 2006: $1,471 million).

Fair Values of Financial Instruments

The estimated fair values of Telecom’s financial instruments, which may differ from the carrying values, are as follows:

	Group
30 June (Dollars in millions)	2007		2006
	Carrying value NZ$	Fair value NZ$	Carrying value NZ$	Fair value NZ$
Carried at amortised cost:
Long-term debt	(2,605)	(2,622)	(2,992)	(3,118)

Carried at fair value:
Long-term debt	—	—	(131)	(131)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash, Short-Term Investments, Short-term Debt, Receivables and Prepayments, Accounts Payable and Accruals

The carrying amounts of these balances are approximately equivalent to their fair value because of the short term to maturity and therefore they are excluded from the table shown above.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 27    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Long-term Investments

At 30 June 2007 Telecom had quoted and unquoted investments. The quoted investments were valued at $51 million and these were based on their bid price. As the fair value is equal to the carrying value, listed investments have been excluded form the table above. The unquoted investments were valued at $439 million. It was not practical to estimate fair values of these investments as there are no quoted market prices for these.

Long-term Debt

The fair value of long-term debt is calculated based on market prices for interest rate swaps with similar maturities plus a credit margin to reflect the rates available to Telecom for similar debt securities.

Cross Currency Interest Rate Swaps, Interest Rate Swaps, Forward Exchange Contracts and Currency Options

The fair values are estimated on the basis of the quoted market prices of these instruments. These instruments are all carried at fair value therefore are excluded from the table above.

Hedge Accounting

Fair value hedge

Telecom has converted a portion of its fixed rate foreign dollar debt into a domestic floating rate exposure using a cross currency interest rate swap. This relationship was designated as a fair value hedge of the interest rate exposure. This hedge relationship became ineffective during the year and Telecom has ceased hedge accounting. The fair value of the portion of the debt that was designated in the fair value relationship was $131 million as at 30 June 2006. The fair value of the cross currency interest rate swap was $131 million as at 30 June 2006. As at 30 June 2007 Telecom did not have any financial instruments in fair value hedge relationships.

Cash flow hedges

Telecom has converted the remainder of its fixed rate foreign dollar debt into fixed rate debt using cross currency interest rate swaps and interest rate swaps. These swaps are jointly designated as hedges of the forecast interest and principal cash flows of the debt. The mark-to-market of the interest rate component of the swaps will enter into the determination of profit or loss over the life of the swaps designated as cash flow hedges as follows:

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Maturity:
Less than 1 year	1	2
1 – 2 years	(12)	(1)
2 – 3 years	—	(25)
3 – 4 years	7	—
4 – 5 years	8	(7)
Maturity thereafter	(42)	(36)

	(38)	(67)

The fair value (of both interest rate and foreign exchange components) of the cash flow hedges is transferred to the income statement at the same time as the underlying hedged transaction affects the determination of income, which occurs upon the scheduled payment of interest and ultimate maturity of the debt. Telecom enters into foreign exchange contracts to hedge foreign dollar purchases. The fair value of the foreign exchange contracts relating to these purchases as at 30 June 2007 is a liability of $25 million (30 June 2006: asset of $17 million). The purchases are forecast to be made within 12 months of the balance sheet date. Deferred gains or losses on hedge contracts will be included in the income statement at the same time as the underlying purchase impacts the determination of income. If the purchase relates to an operating expenditure item, the hedge gain or loss will be recognised when the underlying expense is recognised. If the purchase relates to an item of property, plant and equipment, the hedge gain or loss will be recognised in the income statement as the asset depreciates. If the purchase relates to an inventory item, the hedge gain or loss will be recognised in the income statement when the underlying inventory is expensed.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 27    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Electricity Hedges

Telecom enters into electricity hedges, to hedge the forecast cash flows for electricity payments. The fair value of the electricity hedges as at 30 June 2007 was a liability of $2 million (30 June 2006: liability of $3 million). The hedges expire in the year ended 30 June 2009. The fair value of electricity hedges has been estimated using forecast spot prices.

Net Investment Hedges

Net investments hedges are held to hedge the effect of movements in foreign exchange rates on certain assets held in overseas subsidiaries. The fair value of forward exchange contracts designated as net investment hedges was $7 million at 30 June 2007 (30 June 2006: $5 million).

Repricing Analysis

The following table indicates the effective interest rates and the earliest period in which recognised financial instruments reprice. These balances are presented including the effect of derivative financial instruments. Telecom has fixed the interest rate of the majority of its long term debt.

(Dollars in millions)	Weighted Effective Interest rate	Within 1 year NZ$	1-2 years NZ$	2-3 years NZ$	3-4 years NZ$	4-5 years NZ$	Greater than 5 years NZ$	Total NZ$
Floating rate
Cash balances	7.68%	1,969	—	—	—	—	—	1,969
Debt – long term	7.77%	(170)	—	—	—	—	—	(170)

Fixed rate
Short-term investments	8.25%	70	—	—	—	—	—	70
Debt – short term	6.45%	(287)	—	—	—	—	—	(287)
Debt – long term	7.87%	(244)	(742)	(15)	(14)	(531)	(1,388)	(2,934)

30 June 2007 repricing profile		1,338	(742)	(15)	(14)	(531)	(1,388)	(1,352)

(Dollars in millions)	Weighted effective interest rate	Within 1 year NZ$	1-2 years NZ$	2-3 years NZ$	3-4 years NZ$	4-5 years NZ$	Greater than 5 years NZ$	Total NZ$
Floating rate
Cash balances	5.94%	99	—	—	—	—	—	99
Debt – long term	7.24%	(134)	—	—	—	—	—	(134)

Fixed rate
Cash balances	5.08%	56	—	—	—	—	—	56
Short-term investments	7.37%	64	—	—	—	—	—	64
Debt – short term	6.81%	(373)	—	—	—	—	—	(373)
Debt – long term	8.18%	(705)	(243)	(741)	(14)	(14)	(1,586)	(3,303)

30 June 2006 repricing profile		(993)	(243)	(741)	(14)	(14)	(1,586)	(3,591)

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 28    COMMITMENTS

Operating Leases

Minimum rental commitments for all non-cancellable operating leases are:

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Less than 1 year	52	61
Between 1-5 years	137	174
More than 5 years	58	82

	247	317

Certain comparatives have been restated to exclude optional renewal periods. The 2006 disclosures were: between 1 to 5 years $181 million and more than 5 years $100 million.

Finance Leases

At 30 June 2007, Telecom had no remaining commitments in respect of capitalised finance leases.

Capital Commitments

At 30 June 2007, capital expenditure amounting to $91 million (30 June 2006: $89 million) had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

NOTE 29    CONTINGENCIES

Contingent Liabilities

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs. This matter is scheduled for trial in mid-2008.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Sintel (in liquidation) has issued proceedings against Telecom, relating to Telecom New Zealand International Limited’s audiotext business in 1990. The matter was settled, but the liquidators are seeking to overturn the settlement agreement claiming fraud and other mala fides on Telecom’s part. Sintel has recently filed an amended statement of claim, increasing the value of the claim to NZ$60 million. Telecom’s application to strike out all but one of the causes of action was unsuccessful. It was appealed to the Court of Appeal and is awaiting judgement. The parties are proceeding with discovery, but at this stage trial of the substantive matter is unlikely to take place before late 2008. These proceedings will be vigorously defended by Telecom.

Vodafone has appealed the 2003/2004 TSO determination. If successful, the matter would be remitted back to the Commission for a further determination. It is too early to say what the financial implications would be if Vodafone were successful.

Various other minor lawsuits, claims and investigations have been brought or are pending against Telecom.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 29    CONTINGENCIES (continued)

The Directors of Telecom do not believe an adverse outcome is probable and therefore cannot reasonably estimate the financial effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Land Claims

As previously stated in Note 17, interests in land included in property, plant and equipment purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be wāhi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to the Company by the Government and/or by the Company to its subsidiary companies. In the event that land is resumed by the Government, there is provision for compensation to Telecom.

Bank Guarantees

Telecom has issued bank guarantees totalling A$5 million as at 30 June 2007 (30 June 2006: A$5 million) to guarantee rental payments of a subsidiary company. In the event of the subsidiary defaulting on these rental payments then Telecom has guaranteed to pay these amounts. The likelihood of any payments being made under this guarantee is low.

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings including letters of credit in accordance with limited guarantees entered into as part of the transactions. The likelihood of losses in respect of these matters is considered to be remote. The maximum exposure under these guarantees is $310 million (30 June 2006: $424 million) and the last guarantee expires in 2016.

Parent Company

The Parent Company has guaranteed, along with guaranteeing subsidiary companies, indebtedness of TCNZ Finance Limited (a Telecom Group company) amounting to $2,469 million (30 June 2006: $3,166 million) under guarantees dated 21 August 2001 and 13 April 2006, and trust deeds dated 25 October 1988 and 17 March 2000 together with subsequent supplemental trust deeds and interest thereon. The Parent Company has issued further guarantees in relation to commercial paper and other treasury activities of TCNZ Finance Limited.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 30    RELATED PARTY TRANSACTIONS

Interest of Directors in Certain Transactions

Certain Directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom’s Directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arms-length commercial basis.

Advances to Associate Companies

The advance to Southern Cross Cables Holdings Limited was fully repaid during the year ended 30 June 2007. The advance outstanding at 30 June 2006 was $95 million (US$57 million).

Other Transactions with Associate Companies

The Group provides network operations and management services to Southern Cross in respect of its operations in New Zealand. The Group makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased on Southern Cross. Any transactions undertaken with these entities have been entered into on an arms-length commercial basis. For the year ended 30 June 2007 Telecom purchased further capacity from the Southern Cross Cables Group for $30 million and received a dividend of $18 million. The Southern Cross Cables Group is a related party by virtue of Telecom’s 50% share ownership of the group.

Balances in respect of these transactions with associate companies are set out in the table below.

	Group
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Revenue from associates	54	40	60
Expenses to associates	(7)	(7)	(7)
Receivables from associates	4	6	46
Payables to associates	—	(1)	—

Intangible assets includes capacity acquired from Southern Cross, with a cost of $449 million (30 June 2006: $425 million) and accumulated amortisation of $140 million (30 June 2006: $110 million).

Parent Company

Amounts due from subsidiary companies are for no fixed term and are at interest rates that range from nil to 10%. Amounts due to subsidiary companies are for no fixed term and are at a weighted average interest rate of 7.87% at 30 June 2007 (30 June 2006: 7.72%).

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 31    SUBSIDIARY AND ASSOCIATE COMPANIES

At 30 June 2007, the significant companies of the Telecom Group and their activities were as follows:

	Country of incorporation	Interest held	Principal activity
Subsidiary Companies

Telecom New Zealand Limited	New Zealand	100%	Provides local, national, international and value- added telephone and data services.

Telecom Mobile Limited	New Zealand	100%	Provides mobile telecommunications services.

Xtra Limited	New Zealand	100%	Internet service provider.

Telecom Retail Holdings Limited	New Zealand	100%	Retailer of telecommunications products and services.

Telecom IP Limited	New Zealand	100%	Owns group intellectual property.

Telecom Cook Islands Limited	Cook Islands	60%	Provides telecommunications services in the Cook Islands.

TCNZ Finance Limited	New Zealand	100%	A group finance company.

Telecom New Zealand Finance Limited	New Zealand	100%	A group finance company.

Telecom New Zealand Finance (No.2) Limited	Bermuda	100%	A group finance company

TCNZ Australia Investments Pty Limited	Australia	100%	A holding company.

Telecom Southern Cross Limited	New Zealand	100%	A holding company.

TCNZ (Bermuda) Limited	Bermuda	100%	A holding company.

Telecom Southern Cross Finance Limited	Bermuda	100%	A group finance company.

Telecom New Zealand International Australia Pty Limited	Australia	100%	Provides international wholesale telecommunications services.

TCNZ Australia Pty Limited	Australia	100%	Provides outsourced telecommunications services.

Telecom New Zealand Japan Kabushiki Kaisha	Japan	100%	Provides international wholesale telecommunications services.

Telecom New Zealand UK Limited	United Kingdom	100%	Provides international wholesale telecommunications services.

Telecom New Zealand USA Limited	United States	100%	Provides international wholesale telecommunications services.

AAPT Limited	Australia	100%	Provides value added telecommunications services.

PowerTel Limited	Australia	100%	Provides international wholesale telecommunications services.

Associate Companies

Pacific Carriage Holdings Limited	Bermuda	50%	A holding company.

Southern Cross Cables Holdings Limited	Bermuda	50%	A holding company.

Aurora Energy AAPT Pty Limited	Australia	33%	Telecommunications services provider.

Community Telco Australia Pty Limited	Australia	50%	Community telecommunications franchise model.

Yahoo!Xtra Limited	New Zealand	49%	Internet services provider.

The financial year-end of all significant subsidiaries and associates is 30 June.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 32    SEGMENTAL REPORTING

Business segments

Results are reported for four operating segments, being the Group’s main areas of operations and a Corporate and Other amount containing revenues and costs not allocated to those operating segments. Previously Telecom reported results for five operating segments. Comparatives have been restated to reflect this change. Telecom’s segments consist of:

•	NZ Business – Provider of calling, mobile, internet and data products to business customers in New Zealand

•	NZ Consumer – Provider of calling, mobile, internet and data products to residential customers in New Zealand

•	NZ Technology & Enterprises – Responsible for Telecom’s network, IT and shared service capability throughout New Zealand and the delivery of services to wholesale customers

•	Australian Operations – Provider of telecommunications services to residential and business customers in Australia

Corporate and Other includes those revenues and costs not associated with an operating segment, such as dividends from investments, head office support services for the Group and international operations.

During the year ended 30 June 2007 Telecom sold Yellow Pages Group. The segmental reporting has been restated so that only continuing operations have been included. Segmental reporting for the discontinued operation is presented in Note 37 and consists solely of Yellow Pages Group.

Disclosure of revenues, earnings before interest and tax and total assets on an operating segment basis is set out below. Inter-segment sales are priced on an arm’s-length basis.

As at and for the year ended 30 June 2007

Group

Year ended 30 June (Dollars in millions)	NZ Business NZ$	NZ Consumer NZ$	NZ Technology and Enterprises NZ$	Australian Operations NZ$	Total Operating Segments NZ$	Corporate and Other NZ$	Elimin- ations NZ$	Total NZ$
Operating revenue:
External customers	1,799	1,709	414	1,310	5,232	330	—	5,562
Internal customers	3	—	29	17	49	217	(266)	—

Total revenue	1,802	1,709	443	1,327	5,281	547	(266)	5,562
Segment result	1,074	1,085	(811)	(51)	1,297	(15)	—	1,282
Other information:
Interest income	—	—	6	—	6	53	—	59
Interest expense	1	—	—	1	2	287	—	289
Depreciation and amortisation	20	14	470	78	582	70	—	652
Capital expenditure	50	27	560	147	784	48	—	832
Other gains	—	—	—	—	—	20	—	20
Other expenses	—	16	—	22	38	14	—	52
Balance sheet:
Total assets	157	1,370	3,337	816	5,680	2,596	—	8,276
Total liabilities	71	337	462	252	1,122	3,550	—	4,672

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 32    SEGMENTAL REPORTING (continued)

As at and for the year ended 30 June 2006

Group

Year ended 30 June (Dollars in millions)	NZ Business NZ$	NZ Consumer NZ$	NZ Technology and Enterprises NZ$	Australian Operations NZ$	Total Operating Segments NZ$	Corporate and Other NZ$	Elimin- ations NZ$	Total NZ$
Operating revenue:
External customers	1,822	1,689	399	1,305	5,215	280	—	5,495
Internal customers	1	—	21	18	40	213	(253)	—

Total revenue	1,823	1,689	420	1,323	5,255	493	(253)	5,495
Segment result	1,123	1,110	(792)	(1,386)	55	10	—	65
Other information:
Interest income	—	—	—	—	—	28	—	28
Interest expense	1	—	—	—	1	281	—	282
Depreciation and amortisation	16	11	434	169	630	69	—	699
Capital expenditure	48	15	529	131	723	17	—	740
Impairment	—	—	—	1,301	1,301	—	—	1,301
Other gains	—	—	—	—	—	60	—	60
Other expenses	—	7	22	—	29	5	—	34
Balance sheet:
Total assets	106	1,359	3,258	529	5,252	951	—	6,203
Total liabilities	78	282	225	164	749	4,392	—	5,141

As at and for the year ended 30 June 2005

Group

Year ended 30 June (Dollars in millions)	NZ Business NZ$	NZ Consumer NZ$	NZ Technology and Enterprises NZ$	Australian Operations NZ$	Total Operating Segments NZ$	Corporate and Other NZ$	Elimin- ations NZ$	Total NZ$
Operating revenue:
External customers	1,815	1,653	347	1,354	5,169	241	—	5,410
Internal customers	1	—	20	17	38	199	(237)	—

Total revenue	1,816	1,653	367	1,371	5,207	440	(237)	5,410
Segment result	1,111	1,151	(855)	(28)	1,379	127	—	1,506
Other information:
Interest income	—	—	—	—	—	31	—	31
Interest expense	—	—	—	—	—	320	—	320
Depreciation and amortisation	18	7	443	160	628	64	—	692
Capital expenditure	27	11	497	122	657	36	—	693
Impairment	—	—	24	—	24	—	—	24
Other gains	—	10	—	—	10	144	—	154
Other expenses	—	—	4	31	35	—	—	35
Balance sheet:
Total assets	117	1,388	3,090	913	5,508	1,996	—	7,504
Total liabilities	68	256	306	191	821	4,212	—	5,033

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 32    SEGMENTAL REPORTING (continued)

Reconciliation from segment result to net earnings/(loss) from continuing operations

(Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Segment result	1,297	55	1,379
Corporate and other	(15)	10	127
Interest income	59	28	31
Interest expense and other finance costs	(289)	(282)	(320)
Share of associates’ net losses	(3)	—	—
Income tax expense	(205)	(351)	(343)

Net earnings/(loss) from continuing operations	844	(540)	874

Geographic segments

Disclosure of revenues, earnings before interest and taxation, property, plant and equipment and total assets on a geographical basis is set out below. Each segment’s total assets represent Telecom’s external assets by segment and exclude inter-segment funding as interest is not allocated to segments. There are no other significant inter-segment intercompany assets or liabilities. This is a change in presentation from the prior year to align it with the segmental reporting by business unit. Segmental total assets under the 2006 presentation were; New Zealand $5,811 million, Australia $625 million, Other $1,023 million and eliminations of $1,256 million and under the 2005 presentation were; New Zealand $6,235 million, Australia $1,010 million, Other $1,045 million and eliminations of $756 million. Inter-segment sales are priced on an arms-length basis.

As at and for the year ended 30 June 2007

Group

(Dollars in millions)	New Zealand NZ$	Australia NZ$	Other NZ$	Eliminations NZ$	TOTAL NZ$
Operating revenue
External customers	4,173	1,310	79	—	5,562
Internal customers	84	17	8	(109)	—

Total revenue	4,257	1,327	87	(109)	5,562
Earnings before interest and taxation	1,288	(51)	45	—	1,282
Segment property, plant and equipment	3,157	495	29	—	3,681
Segment total assets	5,195	845	2,236	—	8,276
Capital expenditure	689	143	—	—	832

As at and for the year ended 30 June 2006

Group

(Dollars in millions)	New Zealand NZ$	Australia NZ$	Other NZ$	Eliminations NZ$	TOTAL NZ$
Operating revenue
External customers	4,140	1,289	66	—	5,495
Internal customers	3	2	9	(14)	—

Total revenue	4,143	1,291	75	(14)	5,495
Earnings before interest and taxation	1,446	(1,398)	17	—	65
Segment property, plant and equipment	3,079	182	40	—	3,301
Segment total assets	4,610	620	973	—	6,203
Capital expenditure	608	132	—	—	740

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 32    SEGMENTAL REPORTING (continued)

As at and for the year ended 30 June 2005

Group

(Dollars in millions)	New Zealand NZ$	Australia NZ$	Other NZ$	Eliminations NZ$	TOTAL NZ$
Operating revenue
External customers	4,000	1,354	56	—	5,410
Internal customers	3	(1)	5	(7)	—

Total revenue	4,003	1,353	61	(7)	5,410
Earnings before interest and taxation	1,469	(31)	68	—	1,506
Segment property, plant and equipment	2,991	575	36	—	3,602
Segment total assets	5,600	993	911	—	7,504
Capital expenditure	570	123	—	—	693

NOTE 33    RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

		Group		Parent
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$	2007 NZ$	2006 NZ$
Net earnings/(loss) attributable to shareholders	3,024	(435)	967	2,656	(2,498)
Adjustments to reconcile net earnings/(loss) to net cash flows from operating activities
Depreciation and amortisation	658	705	698	—	—
Bad and doubtful accounts	40	38	41	—	—
Deferred income tax	(20)	82	10	—	—
Share of associates’ losses and minority interests	6	4	3	—	—
Gain on sale/purchase of subsidiaries and shares	(2,104)	(60)	(104)	—	—
Non-cash impairment	—	1,301	24	—	—
Other	58	25	5	637	3,218
Changes in assets and liabilities net of effects of non-cash and investing and financing activities
(Increase)/decrease in accounts receivable and related items	(23)	44	(40)	—	—
(Increase)/decrease in inventories	(19)	3	—	—	—
Increase/(decrease) in current taxation	119	135	79	(26)	(24)
Decrease in accounts payable and related items	(88)	(35)	20	—	—

Net cash flows from operating activities	1,651	1,807	1,703	3,267	696

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 34    IMPUTATION CREDIT ACCOUNT

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

The movements in the imputation credit accounts are detailed below:

	Group
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Credit at the beginning of the year	(297)	(518)	(498)
New Zealand income tax paid	(136)	(168)	(285)
Imputation credits attached to dividends received	—	—	(3)
Imputation credits attached to dividends paid	243	389	268

Credit at the end of the year	(190)	(297)	(518)

The Parent Company is a member of the Telecom Imputation Group. As at 30 June 2007, the Telecom Imputation Group imputation credit account had a closing credit balance of $190 million (30 June 2006: $297 million). These imputation credits are available to attach to dividends paid by the Parent Company.

NOTE 35    SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 2 August 2007, the Board of Directors approved the payment of a fourth quarter dividend of $292 million, representing 14.5 cents per share. In addition, a supplementary dividend totalling approximately $36 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Capital repurchase

In May 2007 the Board of Directors announced the Company’s intention to make a return of capital to shareholders of around $1.1 billion. This planned return of capital follows the sale of Yellow Pages Group Limited in April 2007. The Board of Directors has proposed the return of capital by way of a scheme of arrangement that was approved by the High Court under section 236(1) of the Companies Act 1993 and will be carried out as a pro-rata share cancellation under which one in nine ordinary shares will be cancelled at a price of $4.88 per share. On 17 August 2007 Telecom shareholders approved the capital return. It is anticipated that the capital return will be completed in early October 2007. Telecom will advise further details, including the record date and payment dates, in due course. At the same time as the capital return the ratio of American Depositary Receipts (ADR) to ordinary shares will be adjusted from the existing ratio of one ADR to eight ordinary shares to one ADR to five ordinary shares. This will result in the issue of 42.2% additional ADRs. The scheme of arrangement was approved by the High Court under section 236(1) of the Companies Act 1993 in September 2007.

Hutchison 3G Australia

Telecom has entered into a non-binding agreement with Hutchison Telecommunications (Australia) Limited (HTAL) and Hutchison Communications (Australia) Pty Limited to exchange its 19.94% holding in Hutchison 3G Australia Holdings Pty Limited (H3GA) for a 10% holding in HTAL. HTAL is the parent company and controlling shareholder of H3GA. The arrangement is subject to various regulatory and shareholder approvals. If the transaction proceeds, Telecom will acquire ordinary shares and convertible preference shares in the same proportion as these securities have been issued by the HTAL. HTAL recently underwent a rights issue to raise A$2.85 billion of capital to replace existing debt in HTAL and H3GA. The planned exchange of shares substantially maintains Telecom’s effective interest in H3GA without any further cash investment from Telecom. The non-binding agreement also provides for Telecom to hold an option to increase its equity ownership in HTAL to 19.94% on or before 31 December 2008. The option to acquire a further 9.94% of HTAL has escalating strike prices of A$250 million on 31 December 2007, A$275 million on 30 June 2008 and A$300 million on 31 December 2008. Telecom has also agreed to assign 850Mhz spectrum currently held by its Australian business to HTAL as part of the overall arrangement. HTAL is listed on the Australian Stock Exchange. Management cannot yet quantify the impact of this transaction but do not expect it to have a significant effect on either the balance sheet or net earnings for the year ending 30 June 2008.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 36    ACQUISITION OF SUBSIDIARIES

The following significant acquisition impacted Telecom’s financial statements in the year ended 30 June 2007:

•

In May 2007 Telecom acquired a 100% shareholding in PowerTel Limited (a wholesale telecommunications provider in Australia) for $366 million (A$320 million of cash and A$6 million of associated costs). PowerTel incurred a net loss of $1 million for the two month period ended 30 June 2007.

The following significant acquisition impacted Telecom’s financial statements in the year ended 30 June 2006:

•

Telecom acquired a 100% shareholding in SCCL, a member of the Southern Cross Cables Group, in which Telecom holds a 50% shareholding. Telecom acquired SCCL for $10 million. As the value of assets acquired exceeded the consideration paid to acquire the entity, a gain of $60 million arose upon acquisition (see Note 5).

The effect of these acquisitions on the Group’s assets and liabilities on acquisition date was:

	2007			2006
(Dollars in millions)	Pre-acquisition carrying amounts NZ$	Fair value Adjustments NZ$	Recognised values on acquisition NZ$	Recognised values on acquisition NZ$
ASSETS
Current assets:
Cash	19	—	19	—
Receivables and prepayments	51	—	51	—
Deferred tax asset	—	—	—	70
Goodwill	36	(36)	—	—
Investments	36	—	36	—

Total current assets	142	(36)	106	70

Deferred tax asset	12	(8)	4	—
Property, plant and equipment	132	181	313	—

Total assets	286	137	423	70

LIABILITIES
Current liabilities:
Interest bearing debt	(50)	—	(50)	—
Deferred tax liability	(4)	—	(4)	—
Other liabilities	(66)	—	(66)	—

Total liabilities	(120)	—	(120)	—

Net identifiable assets and liabilities			303	70
Goodwill arising on acquisition			63	(60)

Consideration paid			366	10
Less cash acquired			(19)	—

Net consideration paid			347	10

The goodwill arises due to the synergies that Telecom expects to realise through the integration of PowerTel into its Australian Operations. The following proforma summary presents the Group as if the acquisitions had been made on 1 July 2006 or 1 July 2005, respectively. The proforma amounts below are unaudited, do not include any possible synergies from the acquisition and are provided for comparative purposes only and do not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

	Group (unaudited)
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Revenue	5,755	5,715
Net earnings/(loss) attributable to shareholders	3,008	(446)
Basic earnings per share	$1.51	$(0.23)

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 37    DISCONTINUED OPERATIONS

Telecom successfully completed the sales process for Yellow Pages Group on 30 April 2007. The income statement has been re-presented to show Yellow Pages Group results as a discontinued operation, separately from Telecom’s continuing operations. The results for the Yellow Pages Group also represent the discontinued operation for segmental purposes. The results for the periods presented in the income statement are as follows:

		Group
(Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Operating revenues	232	260	240
Operating expenses
Labour	(33)	(36)	(33)
Other operating expenses	(53)	(66)	(62)
Depreciation	(2)	(2)	(2)
Amortisation	(4)	(4)	(4)

Earnings before taxation	140	152	139
Income tax expense	(41)	(43)	(43)

Earnings after taxation	99	109	96
Gain on sale of discontinued operation	2,084	—	—

Earnings from discontinued operation	2,183	109	96

Basic earnings per share (in cents)	110 ¢	6 ¢	5 ¢
Diluted earnings per share (in cents)	108 ¢	6 ¢	5 ¢

Gain on sale of discontinued operation
Cash	2,161	—	—
Less: net assets disposed of	(27)	—	—
Less: associated costs on sale	(50)	—	—

Gain on sale of discontinued operation	2,084	—	—

Telecom will provide administrative, telecommunication and IT services (largely provided by Telecom’s outsourced providers) to the Yellow Pages Group until it has suitable systems and infrastructures as a stand-alone entity. These amounts are expected to involve cash flows of approximately $30 million per annum of which approximately $9 million will be recognised as revenue. The restructuring is expected to take between 12 to 18 months.

The cash flows of the Yellow Pages Group are as follows:

	Group
(Dollars in millions)	2007 $	2006 $
Cash flows from operating activities	123	94
Cash flows from investing activities	(24)	(18)

Net cash flow	99	76

The major classes of assets and liabilities of the Yellow Pages Group at disposal date are as follows:

(Dollars in millions)	$
Assets
Receivables and prepayments	16
Intangible assets	21
Property, plant and equipment	21
Liabilities
Accounts payable and accruals	(31)

Net assets of Yellow Pages Group at date of disposal	27

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 38    QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(Dollars in millions, except per share amounts)	Operating revenues and gains $	EBITDA* $	Earnings/ (loss) before interest and taxation $	Net earnings/ (loss) attributable to share- holders $	Net earnings/ (loss) per share ¢
Quarter ended
30 June 2007	1,408	493	317	2,334	116
31 March 2007	1,358	507	344	238	12
31 December 2006	1,388	434	277	228	11
30 September 2006	1,428	500	344	224	11

Year ended 30 June 2007	5,582	1,934	1,282	3,024	152

Quarter ended
30 June 2006	1,406	117	(63)	(191)	(10)
31 March 2006	1,355	523	346	222	11
31 December 2005	1,426	(367)	(540)	(665)	(34)
30 September 2005	1,368	491	322	199	10

Year ended 30 June 2006	5,555	764	65	(435)	(22)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total annual earnings per share for the year.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared in accordance with NZ IFRS which differ in certain significant respects to the generally accepted accounting principles (‘GAAP’) applicable in the United States (‘US’). These differences and their related effects are detailed below. NZ Companies law requires parent company only financial statements to be included within the consolidated financial statements. Parent company only financial statements have not been included in this note as they are not permitted to be included as part of the primary financial statements under US GAAP. The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements.

EFFECT ON NET EARNINGS/LOSS OF DIFFERENCES BETWEEN NZ IFRS AND US GAAP

Year ended 30 June 2007 (Dollars in millions)	Continuing operations NZ$	Discontinued operations NZ$	Net earnings attributable to shareholders NZ$
Net earnings in accordance with NZ IFRS	844	2,183	3,024

US GAAP adjustments
Derivative financial instruments (b)	49	—	49
Depreciation of interest costs capitalised in prior years (c)	(1)	—	(1)
Capacity sales (d)	2	—	2
Government grants (e)	1	—	1
Repayment of associate advance (h)	85	—	85
Allocation of minority interest (i)	(3)	—	—
Tax effect of US GAAP adjustments	(16)	—	(16)

Net earnings in accordance with US GAAP	961	2,183	3,144

Basic net earnings per share in accordance with US GAAP (j)	$0.48	$1.10	$1.58

Diluted net earnings per share in accordance with US GAAP (j)	$0.48	$1.08	$1.55

There was no difference between NZ IFRS and US GAAP for the amounts reported as income from discontinued operations, net of taxes.

Year ended 30 June 2006 (Dollars in millions)	Continuing operations NZ$	Discontinued operations NZ$	Net earnings attributable to shareholders NZ$
Net earnings/(loss) in accordance with NZ IFRS	(540)	109	(435)

US GAAP adjustments
Derivative financial instruments (b)	(128)	—	(128)
Depreciation of interest costs capitalised in prior years (c)	(2)	—	(2)
Capacity sales (d)	2	—	2
Government grants (e)	1	—	1
Impairment of goodwill (f)	(118)	—	(118)
Consolidation of Southern Cross (g)	30	—	30
Deconsolidation of Southern Cross (g)	526	—	526
Repayment of associate advance (h)	20	—	20
Allocation of minority interest (i)	(4)	—	—
Tax effect of US GAAP adjustments	43	—	43

Net earnings/(loss) in accordance with US GAAP	(170)	109	(61)

Basic net earnings/(loss) per share in accordance with US GAAP (j)	$(0.09)	$0.06	$(0.03)

Diluted net earnings/(loss) per share in accordance with US GAAP (j)	$(0.09)	$0.06	$(0.03)

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Year ended 30 June 2005 (Dollars in millions)	Continuing operations NZ$	Discontinued operations NZ$	Net earnings attributable to shareholders NZ$
Net earnings in accordance with NZ IFRS	874	96	967

US GAAP adjustments
Derivative financial instruments (b)	38	—	38
Depreciation of interest costs capitalised in prior years (c)	(4)	—	(4)
Capacity sales (d)	2	—	2
Government grants (e)	1	—	1
Provisions	6	—	6
Consolidation of Southern Cross (g)	(21)	—	(21)
Allocation of minority interest (i)	(3)	—	—
Tax effect of US GAAP adjustments	(11)	—	(11)

Net earnings in accordance with US GAAP	882	96	978

Basic net earnings per share in accordance with US GAAP (j)	$0.45	$0.05	$0.50

Diluted net earnings per share in accordance with US GAAP (j)	$0.45	$0.05	$0.49

CUMULATIVE EFFECT ON TOTAL EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY OF DIFFERENCES BETWEEN NZ IFRS AND US GAAP

	Group
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Total equity attributable to equity holders of the Company in accordance with NZ IFRS	3,598	1,055	2,463

US GAAP adjustments
Fair value of derivatives – derivative financial instruments (b)	—	(4)	(61)
Property, plant and equipment – capitalisation of interest costs, net of accumulated depreciation (c)	—	1	3
Unearned revenue – capacity sales (d)	(17)	(19)	(21)
Property, plant and equipment – government grants (e)	(8)	(9)	(10)
Intangibles – non-amortisation of goodwill (f)	14	14	132
Consolidation of Southern Cross (g)	—	—	(517)
Share of losses of associate companies (h)	—	(93)	(45)
Dividends from associates (h)	—	—	(102)
Foreign currency movement on associate advance (h)	—	(2)	52
Deferred tax liabilities (m)	8	8	28

Total equity attributable to equity holders of the Company in accordance with US GAAP	3,595	951	1,922

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CONSOLIDATED STATEMENT OF TOTAL EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY IN ACCORDANCE WITH US GAAP

	Group
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Total equity attributable to equity holders of the Company at beginning of year in accordance with US GAAP	951	1,922	1,648

Net earnings/(loss)	3,144	(61)	978
Other comprehensive (loss)/income (a)	(98)	116	(87)

Total comprehensive income	3,046	55	891

Dividends	(735)	(1,179)	(833)
Tax credit on supplementary dividends	83	131	95
Capital contributed	259	20	120
Movement in deferred compensation	(9)	2	1

Total equity attributable to equity holders of the Company at end of year in accordance with US GAAP	3,595	951	1,922

Represented by:

Contributed capital	2,315	2,056	2,036
Retained earnings/(accumulated deficit)	1,551	(941)	168
Other comprehensive loss (a)	(286)	(188)	(304)
Deferred compensation	15	24	22

Total equity attributable to equity holders of the Company at end of year in accordance with US GAAP	3,595	951	1,922

(a)	Total Comprehensive Income

Total comprehensive income consists of net income/(loss) and other gains and losses affecting shareholders’ investment that, under US GAAP, are excluded from net earnings.

Changes in the components of other comprehensive (loss)/income are as follows:

	Group
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Net earnings/(loss) in accordance with US GAAP	3,144	(61)	978

Other comprehensive (loss)/income:
Foreign currency translation adjustments	(79)	72	(73)
Transfer to earnings on deconsolidation of Southern Cross	—	(13)	—
Hedge of net investment	—	—	21
Derivative (gains)/ losses transferred to earnings	—	—	(9)
Unrealised holding gain on available-for-sale securities	15	—	65
Realisation of gain on available-for-sale securities	—	—	(86)
Income tax expense relating to:
Foreign currency translation adjustments	(30)	57	(8)
Unrealised holding gain on available-for-sale securities	(4)	—	—
Derivative (losses)/gains on cash flow hedges	—	—	3

Other comprehensive (loss)/income	(98)	116	(87)

Total comprehensive income	3,046	55	891

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Components of accumulated other comprehensive loss were:

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Unrealised gain on available-for-sale securities	11	—	—
Foreign currency translation adjustments	(297)	(188)	(304)

	(286)	(188)	(304)

(b)	Accounting for Derivative Financial Instruments

Both NZ IFRS and US GAAP require all derivative financial instruments to be recorded on the Balance Sheet at their fair value.

Changes in the fair values of derivatives during the period are required to be included in the determination of net income unless the derivative qualifies as a hedge. Telecom applies hedge accounting to all qualifying instruments under NZ IFRS. Telecom has elected not to apply hedge accounting under US GAAP therefore changes in the fair value of derivative financial instruments have been recorded directly in earnings for US GAAP purposes. In the prior year Telecom fair valued a small portion of its debt for NZ IFRS. Under US GAAP the debt was carried at amortised cost. Telecom ceased fair valuing the portion of debt under NZ IFRS during the year and no reconciling item occurs at 30 June 2007.

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

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(f)	Amortisation of Goodwill

Under NZ IFRS and US GAAP goodwill is carried at cost and subject to annual impairment testing. Telecom ceased amortising goodwill for US GAAP purposes from 1 July 2002 and ceased for NZ IFRS from 1 July 2004.

Goodwill is allocated between the reportable segments as summarised below:

(Dollars in millions)	NZ Business NZ$	NZ Consumer NZ$	Australian Operations NZ$	Corporate and other NZ$	Total NZ$
Goodwill as at 30 June 2006	71	38	—	10	119
Acquisitions	—	—	63	—	63
Disposal of subsidiary	—	—	—	(9)	(9)

Goodwill as at 30 June 2007	71	38	63	1	173

Due to the different dates of cessation of amortisation the carrying value of goodwill is different under US GAAP than NZ IFRS and the impairment charge for the year ended 30 June 2006 under US GAAP is higher than the impairment charge under NZ IFRS by $118 million.

(g)	Variable Interest Entities

Southern Cross

Southern Cross is an independent bandwidth wholesaler established to finance, construct and maintain the cable network, and to market network capacity. Telecom does not control Southern Cross, therefore it is not consolidated under NZ IFRS but treated as an investment in associate and accounted for using the equity method.

Until 31 March 2006 Southern Cross was considered to be a ‘variable interest entity’ under US GAAP with Telecom being the primary beneficiary. Telecom had provided greater than 50% of the contingent credit support (which is considered to be a variable interest) in addition to providing 50% of Southern Cross’ equity and subordinated debt, therefore Telecom was considered to hold variable interests that would absorb a majority of Southern Cross’ expected losses. As a result Telecom consolidated Southern Cross for the period that this contingent credit support was provided. Southern Cross refinanced its debt during the year ended 30 June 2006 and repaid contingent credit support fees such that Telecom’s variable interests in Southern Cross reverted to 50% and equity accounting was applied from 31 March 2006.

The impact of consolidation for the nine months ended 31 March 2006 on the income statement was as follows:

(Dollars in millions)	2006 NZ$
Operating revenue	104
Other operating expenses	(18)
Depreciation	(47)
Interest income	(1)
Interest expense	(7)
Income tax expense	(1)

Net earnings attributable to shareholders	30

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Cross Border Leases

Telecom has entered into several cross border leases in respect of certain telecommunications assets whereby Telecom is lessee of assets from an intermediary lessor who is in turn lessee of assets from investors. The following intermediary lessors are variable interest entities with which Telecom has involvement but is not the primary beneficiary:

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

Yahoo!Xtra New Zealand Limited

Yahoo!Xtra New Zealand Limited is considered to be a variable interest entity under US GAAP but it is not required to be consolidated into the Telecom Group by virtue of the fact that Telecom bears neither the majority of the risks nor the benefits associated with Yahoo!Xtra New Zealand Limited.

(h)	Advance to Associate

Under NZ IFRS, net losses and dividends received are applied to reduce the carrying amount of an equity investment and any loans that are in substance an extension of that investment in an associate. The advance to Southern Cross was deemed a long term receivable under NZ IFRS as repayment of the loan was anticipated in the foreseeable future and equity accounting was suspended once the investment was written down to a nil value. Under US GAAP there is no distinction around the recoverability of an advance. As the advance to Southern Cross was deemed part of Telecom’s investment net losses continued to be accrued until the advance was reduced to zero. When the advance was repaid a gain was recognised in the income statement for US GAAP purposes. The remaining advance was fully repaid during the year.

(i)	Allocation of Minority Interest

Under NZ IFRS, minority interest is shown as an allocation of profit or loss for the year. Under US GAAP, minority interest is allocated to continuing operations.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(j)	Earnings/(loss) Per Share

The numerators and the denominators used in the computation of basic and diluted earnings per share under US GAAP are presented below:

Year ended 30 June (Dollars in millions, except per share amounts)	Group
	2007	2006	2005
Basic earnings per share
Numerator—Earnings/(loss) from continuing operations	961	(170)	882
Numerator—Earnings from discontinued operation	2,183	109	96
Numerator—Net earnings/(loss) attributable to shareholders	3,144	(61)	978

Denominator
Weighted average ordinary shares (in millions)	1,990	1,960	1,948

Basic earnings/(loss) per share:
From continuing operations	$0.48	$(0.09)	$0.45
From discontinued operation	$1.10	$0.06	$0.05
From net earnings/(loss) attributable to shareholders	$1.58	$(0.03)	$0.50

Diluted earnings per share
Numerator—as noted above adjusted by:
Add – capital note interest after income tax	6	—	19
Add – convertible note interest after income tax	—	—	5

Denominator (in millions)
Ordinary shares	1,990	1,960	1,948
Capital notes	34	—	57
Convertible notes	—	—	17
Options	2	—	5

	2,026	1,960	2,027

Diluted earnings/(loss) per share:
From continuing operations	$0.48	$(0.09)	$0.45
From discontinued operation	$1.08	$0.06	$0.05
From net earnings/(loss) attributable to shareholders	$1.55	$(0.03)	$0.49

Anti-dilutive potential shares (in millions)
Capital notes	—	89	—
Options	21	25	—

(k)	Connection Revenue

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

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(l)	Cash Flow Statement

Under both NZ IFRS and US GAAP, a Cash Flow Statement, which discloses cash flows from operating, investing and financing activities, is required to be presented. Telecom’s cash flows under US GAAP include the cash flows of Southern Cross for the period that they were consolidated under US GAAP.

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Net cash flows from

Operating activities	1,651	1,922	1,771
Investing activities	1,028	(456)	(660)
Financing activities	(852)	(1,549)	(1,207)

Net cash flow	1,827	(83)	(96)

Opening cash position	155	238	334
Foreign exchange movements	(13)	—	—

Closing cash position	1,969	155	238

The cash flow presented above includes cash flow from discontinued operations. Cash flow from discontinued operations is presented in Note 37.

(m)	Deferred Taxation

US GAAP requires disclosures around the valuation allowance applied to gross deferred tax assets to the extent management consider the likelihood of realising the deferred tax asset is not more likely than not. The movement in the valuation allowance for year was an increase of $206 million due to acquisition of PowerTel that has substantial carry forward unrecognised losses (30 June 2006: decrease $31 million). $99 million of the valuation allowance as at 30 June 2006 was reversed during the year.

The components of the US GAAP net deferred tax liability are:

	Group
30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Deferred tax assets
Provisions, accruals and other	597	393
Less valuation allowance	(461)	(255)

Net deferred tax assets	136	138

Net deferred tax liabilities
Property, plant and equipment	(194)	(216)

Total deferred tax	(58)	(78)

Net current deferred tax	58	26
Net non-current deferred tax	(116)	(104)

Net deferred tax liabilities	(58)	(78)

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(n)	Property, Plant and Equipment

Under US GAAP the cost and accumulated depreciation of major fixed asset categories is different from NZ GAAP due to the capitalisation of interest, the capitalisation of government grants and the classification of intangible assets. The major fixed asset categories under US GAAP as at 30 June 2007 and 30 June 2006 are outlined in the table below:

	Telecom Group
(Dollars in millions)	Tele- communications equipment and plant NZ$	Freehold land NZ$	Buildings NZ$	Other fixed assets NZ$	Construction in progress NZ$	TOTAL NZ$
Cost	9,666	94	632	2,442	362	13,196
Less accumulated depreciation	(6,794)	—	(369)	(1,628)	—	(8,791)

Net book value at 30 June 2007	2,872	94	263	814	362	4,405

Cost	9,898	94	623	2,190	121	12,926
Less accumulated depreciation	(7,163)	—	(356)	(1,428)	—	(8,947)

Net book value at 30 June 2006	2,735	94	267	762	121	3,979

Under US GAAP, intangible assets consist of goodwill and spectrum licences, as disclosed in note 16 to the financial statements.

(o)	Acquisition under US GAAP

The following proforma summary presents revenue and earnings under US GAAP as if the acquisition of PowerTel had been made on 1 July 2006 or 1 July 2005, respectively. The proforma amounts do not include any possible synergies from the acquisition and is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

	Group (unaudited)
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$
Operating revenues	5,757	5,841

Net earnings/(loss) from continuing operations	945	(181)
Net earnings/(loss) attributable to shareholders	3,128	(72)

Basic net earnings/(loss) from continuing operations per share	$0.48	$(0.09)
Diluted net earnings/(loss) from continuing operations per share	$0.47	$(0.09)
Basic net earnings/(loss) attributable to shareholders per share	$1.57	$(0.04)
Diluted net earnings/(loss) attributable to shareholders per share	$1.55	$(0.04)

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 39    SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(p)	Condensed consolidated statement of operations under US GAAP

	Group
Year ended 30 June (Dollars in millions)	2007 NZ$	2006 NZ$	2005 NZ$
Operating revenues	5,564	5,621	5,497

Cost of sales	(2,097)	(1,995)	(1,910)
Selling, general and administrative expense	(1,365)	(1,478)	(1,385)
Other income and expenses	(914)	(2,005)	(962)

Operating profit	1,188	143	1,240
Share of associates’ losses	(3)	—	—

Earnings from continuing operations before income taxes and minority interests	1,185	143	1,240
Income tax expense	(221)	(309)	(355)
Minority interests	(3)	(4)	(3)

Earnings/(loss) from continuing operations	961	(170)	882
Discontinued operations, net of taxes	2,183	109	96

Net earnings/(loss)	3,144	(61)	978

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 40    NEW ACCOUNTING STANDARDS

IFRS

•

In September 2006, the ASRB approved the issue of NZ IFRS 7 ‘Financial Instruments—Disclosures’. NZ IFRS 7 introduces new requirements to improve the disclosure of information in financial statements regarding financial instruments. NZ IFRS 7 is effective for annual periods beginning on or after 1 January 2007, with early application permitted. The Group intends to adopt this standard in the 2008 financial year. The standard is not expected to significantly impact the Group but may change the Group’s disclosure in relation to financial instruments.

•

In December 2006, the ASRB approved the issue of NZ IFRS 8 ‘Operating Segments’. NZ IFRS 8 introduces a management reporting approach to identifying and measuring the results of reportable operating segments and replaces IAS 14. NZ IFRS 8 is effective for annual periods beginning on or after 1 January 2009, with early application permitted. The Group intends to adopt this standard in the 2008 financial year. The standard is not expected to significantly impact the Group but may change the Group’s disclosure in relation to segment information.

•

NZ IAS 23 Revised, ‘Borrowing Costs’ (effective for annual periods beginning on or after 1 January 2009, with early application permitted). The Group intends to adopt this standard in the 2008 financial year and no changes are expected from the introduction of this standard.

•

In September 2006, the ASRB approved the issue of NZ IFRIC 10 ‘Interim Financial Reporting and Impairment’. NZ IFRIC 10 addresses the apparent conflict between the requirements of IAS 34 ‘Interim Financial Reporting’ and the requirements in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. NZ IFRIC 10 is effective for annual periods beginning on or after 1 November 2006, with early application encouraged. The Group intends to adopt this interpretation in the 2008 financial year. No impact is expected from the adoption of this interpretation.

•

In December 2006, the ASRB approved the issue of NZ IFRIC 11 ‘Interpretation of NZ IFRS 2 – Group and Treasury Share Transactions’. NZ IFRIC 11 provides guidance on applying NZ IFRS 2 in three particular circumstances. NZ IFRIC 11 is effective for annual periods beginning on or after 1 March 2007, with early application permitted. The Group intends to adopt this interpretation in the 2008 financial year. No impact is expected from the adoption of this interpretation.

•

In June 2007, the International Accounting Standards Board (‘IASB’) approved the issue of IFRIC 13 ‘Customer Loyalty Programmes’ which addresses how companies, that grant their customers loyalty award credits (sometimes referred to as ‘points’) when buying goods or services, should account for their obligation to provide free or discounted goods or services, if and when the customer redeems the points. IFRIC 13 is effective for annual periods beginning on or after 1 July 2008, with early application permitted. The Group intends to adopt this interpretation in the 2009 financial year and is evaluating the impact of adoption.

US GAAP

•

In June 2006, the FASB issued FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes – FIN 48’, an interpretation of SFAS No. 109, ‘Accounting for Income Taxes’. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for annual periods beginning on or after 15 December 2006. The Group will adopt FIN 48 in the 2008 financial year and is currently assessing the impact of the adoption of this standard on the Group’s results and financial position.

•

During September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108), ‘Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements’. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. This interpretation was effective for the first fiscal year ending after 15 November 2006. The adoption of this interpretation did not have an impact on our financial position or results of operations.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 40    NEW ACCOUNTING STANDARDS (continued)

•

In September 2006, the FASB issued FAS 157 ‘Fair Value Measurements’. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. FAS 157 is effective for annual periods beginning on or after 15 November 2007. The Group will adopt FAS 157 in the 2008 financial year and is currently assessing the impact of the adoption of this interpretation on the Group’s results and financial position.

•

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, including an amendment of FASB Statement No. 115. SFAS 159 permits entities to measure eligible assets and liabilities at fair value. Unrealised gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after 15 November 2007. Telecom has not yet determined whether it will adopt this optional standard.