Form 20-F
period 2008-06-30
TELECOM CORP OF NEW ZEALAND LTD
filed 2008-08-29
CIK 875809

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D C 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2008

Commission file number 1-10798

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Exact name of Registrant as specified in its charter)

New Zealand

(Jurisdiction of incorporation or organisation)

Telecom House, 68 Jervois Quay, Wellington, New Zealand

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depository Shares	New York Stock Exchange
(“ADSs”, evidenced by American Depository Receipts (“ADRs”))

Ordinary Shares, no par value	New York Stock Exchange* (“shares”)

*	Not for trading, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report

Ordinary shares, no par value	1,825,707,911
Special rights convertible preference share, no par value	1

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for the past 90 days

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U S GAAP ☐	International Financial Reporting Standards as issued ☒	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate which financial statement item the registrant has elected to follow

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes  ☐    No  ☒

Form 20-F Cross Reference Guide

Item		Form 20-F Caption	Location in this document	Page
1		Identity of Directors, Senior Management and Advisors
			Not Applicable	-

2		Offer Statistics and Expected Timetable
			Not Applicable	-

3		Key Information
	A.	Selected Financial Data	Performance – Business review – Results overview	41
			Performance – Dividend policy and long-term capital management	56
			Disclosures – Shareholder and exchange disclosures – Dividends paid	136
			Disclosures – Shareholder and exchange disclosures – Price history	137
			Performance – Notes to financial statements – Note 34 (Significant events after balance sheet date)	108

	B.	Capitalisation and Indebtedness
			Not Applicable	-

	C.	Reasons for the Offer and Use of Proceeds
			Not Applicable	-

	D.	Risk Factors	Performance – Business review – Group risk factors	60

4		Information on the Company
	A.	History and Development of the Company
			Introduction – Overview	07
			Our Company – Business overview – History and development	13
			Our Company – Business overview – Organisational structure	13
			Our Company – Business overview – Strategy	16
			Performance – Dividend policy and long-term capital management	56
			Disclosures – Shareholders inquiries/contact details	153

	B.	Business Overview	Introduction	03
			Our Company – Business Overview	13
			Our Company – Company Review	27
			Performance – Business review – Operating results – Revenue	45
			Performance – Business review – Segmental results	53
			Disclosures – Additional Shareholder Information – Partnering Arrangements	145
			Disclosures – Forward-looking statements	150

	C.	Organisational Structure	Our Company – Business overview – Organisational structure	13
			See “Item 10 I. – Additional Information – Subsidiary Information” below

	D.	Property, Plants and Equipment
			Our Company – Company review – Networks and systems	27
			Our Company – Company review – Valuing the environment	39
			Performance – Dividend policy and long-term capital management	56

4A		Unresolved Staff Comments
			None	-

5		Operating and Financial Review and Prospects
	A.	Operating Results	Performance – Business review – Group result	42
			Performance – Business review – Principal factors impacting
			Telecom’s results and key trends	43
			Performance – Business review – Operating results	45
			Performance – Business review – Expenses	50
			Performance – Business review – Segmental results	53
			Performance – Business review – Critical accounting policies and recently issued accounting standards	55
			Performance – Notes to financial statements – Note 26 (Financial instruments and risk management)	92
			Disclosures – Forward-looking statements	150

	B.	Liquidity and Capital Resources
			Performance – Dividend policy and long-term capital management	56
			Performance – Notes to financial statements – Note 20 (Debt due within one year)	84

			Performance – Notes to financial statements – Note 22 (Long-term debt)	84
			Performance – Notes to financial statements – Note 26 (Financial instruments and risk management)	92
			Performance – Notes to financial statements – Note 27 (Commitments)	100
			Disclosures – Forward-looking statements	150

	C.	Research and Development, Patents and Licences, etc.
			Performance – Notes to financial statements – Note 1 (Statement of
			Accounting Policies – Intangible assets and Statement of Accounting Policies - Research costs)	71

	D.	Trend Information	Performance – Business review – Principal factors impacting
			Telecom’s results and key trends	43
			Performance – Business review – Outlook	44
			Disclosures – Forward-looking statements	150

	E.	Off-Balance Sheet Arrangements
			Performance – Dividend policy and long-term capital management	56
			Disclosures – Forward-looking statements	150

	F.	Tabular Disclosure of Contractual Obligations
			Performance – Dividend policy and long-term capital management	56
			Disclosures – Forward-looking statements	149

	G.	Safe Harbour	Disclosures – Forward-looking statements	150

6		Directors, Senior Management and Employees
	A.	Directors and Senior Management
			Our Company – Board of directors	08
			Our Company – Executive team	10
			Governance – Remuneration at Telecom	122

	B.	Compensation	Governance – Remuneration at Telecom	122

	C.	Board Practices	Our Company – Board of directors	08
			Our Company – Executive team	10
			Governance – Governance at Telecom	112
			Governance – Remuneration at Telecom	122

	D.	Employees	Governance – Remuneration at Telecom – Employees	122

	E.	Share Ownership	Governance – Remuneration at Telecom – Telecom employee remuneration	125
			Disclosures – Interests’ disclosures – Director share ownership	133

7		Major Shareholders and Related Party Transactions
	A.	Major Shareholders	Disclosures – Shareholder and exchange disclosures – Shareholders	139

	B.	Related Party Transactions
			Performance – Notes to financial statements – Note 29 (Related party transactions)	102
			Disclosures – Interests’ disclosures – Related party transactions	134
			Disclosures – Shareholder and exchange disclosures – Stock Exchange listing – NZX waivers	135

	C.	Interests of Experts and Counsel
			Not Applicable	-

8		Financial Information
	A.	Consolidated Financial Statements
			See “Item 18 – Financial Statements” below Performance – Dividend policy and long-term capital management	56

	B.	Significant Changes	Performance – Notes to financial statements – Note 34 (Significant events after balance sheet date)	108

9		The Offer and Listing
	A.	Offer and Listing Details	Disclosures – Shareholder and exchange disclosures – Shares – Price history	137

	B.	Plan of Distribution	Not Applicable	-

	C.	Markets	Governance – Governance at Telecom – Telecom’s approach to corporate governance	112
			Disclosures – Shareholder and exchange disclosures – Stock exchange listing	135

	D.	Selling Shareholders	Not Applicable	-

	E.	Dilution	Not Applicable	-

	F.	Expenses of the Issue	Not Applicable	-

10		Additional Information
	A.	Share Capital	Not Applicable	-

	B.	Memorandum and Articles of Association
			Disclosures – Additional shareholder information – Summary of Telecom’s constitution	141

	C.	Material Contracts	Disclosures – Additional shareholder information – Material contracts	145

	D.	Exchange Controls	Disclosures – Additional shareholder information – Exchange controls	146

	E.	Taxation	Disclosures – Additional shareholder information – Taxation	146

	F.	Dividends and Paying Agents
			Not Applicable	-

	G.	Statements by Experts	Not Applicable	-

	H.	Documents on Display	Disclosures – Additional shareholder information – Documents on display (U.S.)	149

	I.	Subsidiary Information	Performance – Notes to financial statements – Note 30 (Subsidiary and associate companies)	103

11		Quantitative and Qualitative Disclosures About Market Risk
			Performance – Notes to financial statements – Note 26 (Financial instruments and risk management)	92
			Disclosures – Forward-looking statements	150

12		Description of Securities Other than Equity Securities
			Not Applicable	-

13		Defaults, Dividend Arrearages and Delinquencies
			None	-

14		Material Modifications to the Rights of Security Holders and Use of Proceeds
			Performance – Notes to financial statements – Note 23 (Equity) – Capital repurchase	86

15		Controls and Procedures	Performance – Business review – Controls and procedures	60

16		Reserved		-

16A		Audit Committee Financial Expert
			Governance – Governance at Telecom – Board committees – Audit and Risk Management Committee	117

16B		Code of Ethics	Governance – Governance at Telecom – Promoting ethical and responsible behaviour - Code of Ethics	119

16C		Principal Accountant Fees and Services
			Performance – Notes to financial statements – Note 4 (Operating Expenses)	74
			Governance – Governance at Telecom – Audit governance and independence	117

16D		Exemptions from the Listing Standards for Audit Committees
			None	-

16E		Purchases of Equity Securities by the Issuer and Affiliated Purchaser
			Disclosures – Shareholder and exchange disclosures – Shares – Share buybacks	138

17	Financial Information	Not Applicable	-

18	Financial Statements	Performance – Auditors’ report – Report of Independent Registered Public Accounting Firm	64
		Performance – Financial statements	65
		Performance – Notes to financial statements	69

19	Exhibits	Filed with the SEC

further. faster.

TELECOM CORPORATION OF NEW ZEALAND ANNUAL REPORT

FOR THE YEAR ENDED 30 JUNE 2008

Telecom

ANNUALREPORT.TELECOM.CO.NZ/2008

■CONTENTS

Introduction

02  Key facts and figures

03   Chairman’s report

04   CEO’s report

06   Sharemarket review

07   Overview

Our Company

08  Board of directors

10  Executive team

13  Business overview

27  Company review

Performance

Governance

112  Governance at Telecom

122  Remuneration at Telecom

Disclosures

133  Interests’ disclosures

135  Shareholder and exchange disclosures

140  Additional shareholder information

150  Forward-looking statements

151  Glossary

153  Shareholder inquiries /contact details

41 Business review 63 Auditors’ reports
65 Financial statements

69 Notes to the financial statements

¢ FINANCIAL CALENDAR 2008-2009

2 October 2008

Annual Meeting Wellington

7 November 2008

First quarter

result announced

December 2008

First quarter dividend paid

February 2009

Half-year result announced

March 2009

Second quarter dividend paid

May 2009 Third quarter result announced June 2009 Third quarter dividend paid 30 June 2009 Financial year end August 2009 Annual result announced

This report is dated 21 August 2008 and is signed on behalf of the Board of Telecom Corporation of New Zealand Limited by Wayne Boyd, Chairman, and Paul Reynolds, Chief Executive Officer.

Wayne Boyd	Paul Reynolds
Chairman	Chief Executive Officer

Chairman’s Report

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

INTRODUCTION

Chairman’s report

Wayne Boyd, Chairman

Investing for long-term health

It has been a year of big changes for our company, with significant progress in ensuring the right building blocks are in place for long-term growth.

Operational separation became a reality on 31 March 2008, when we signed the Undertakings, which set out a series of binding milestones for our business.

With the regulatory environment now relatively settled, we are seizing the opportunity to invest for the long-term health of the company.

The new leadership team is now in place, and Paul Reynolds and the executive team have announced a clear transformation strategy that is centred on delivering the services we know New Zealanders want. We believe the strategy will enable us to succeed in a customer-driven and highly competitive market.

We are already changing

Telecom is delivering faster broadband to more New Zealanders and their communities.

We anticipate our broadband enhancement project will make high-speed broadband available to 80% of New Zealanders by 2011, which over time will mean a significant increase in the number of New Zealanders switched on to the benefits of broadband.

Our new mobile network build is also progressing. This is a major commitment by the company, and once launched we expect it to open up a number of new opportunities for the long-term growth of our mobile business. We will have access to new revenue streams including inbound and outbound mobile roaming, and the ability to offer New Zealanders a wider range of devices and mobile services.

Gen-i, our ICT business, continues to perform strongly and grow fast, making us one of the leading players in the New Zealand ICT market. We intend to continue our investment in this capability going forward.

Paul Reynolds has now been with us for close to a year, and during this time has developed his relationships across the industry and appointed a world-class leadership team.

He has promoted some key internal talent onto his new executive team, and also appointed a new Group Chief Financial Officer, Group Chief Transformation Officer, Group General Counsel, a Director of Corporate Relations and a Chief Executive Officer of Retail, all recruited from leading Australasian and international companies.

We are confident we have the right management team in place to lead the business through this transition in the way we do business.

This is an exciting time for Telecom and it should be clear to those following our progress that Telecom is transforming itself to deliver next generation fixed and mobile networks, and IT services.

I am confident Telecom is well positioned to make the most of every opportunity in front of it.

We have indicated that we expect a return to growth in our earnings before interest, tax, depreciation and amortisation in 2011, when we expect we will begin to see the benefits of our strategy and transformation programmes really coming to fruition.

In the meantime, we have signalled that we are aiming to maintain the shareholder dividend at 6 cents per share per quarter for 2009 and 2010.

Telecom is now a different company, operating in a different environment. Going forward, we commit to maintaining strong, open relationships with all of our stakeholders so we are able to anticipate their needs.

All of these things will help us to deliver in the ways that count.

Thank you for your support.

Wayne Boyd

Chairman

annualreport.telecom.co.nz/2008 3

CEO’s Report

CEO’s report

Paul Reynolds, Chief Executive Officer

Review of 2008

2008 was a year of change and progress for Telecom and for the telecommunications industry in New Zealand. It has been a privilege to play a part in shaping this change and to lead Telecom in a new era of competition and customer choice. I am confident the new environment will bring many opportunities for the benefit of customers and shareholders alike.

Setting our strategy

We have a clear strategy to transform Telecom and put customers at the heart of our business.

The Undertakings between Telecom and the Crown were signed on 31 March 2008 and our implementation is well under way. We are now operationally separated, with four distinct New Zealand businesses. This new operating model is helping each of our business units to focus on meeting its customers’ needs.

The establishment of Chorus, our access network business unit, is a significant achievement – from conception to operation within a few months. Chorus launched successfully and on time on 31 March 2008, and is already delivering some of its first key services to its customers, such as co-location.

In April 2008 we unveiled our transformation strategy, which is focused on building customer preference in the key areas of mobile, broadband and ICT, and on defending our traditional revenue streams. In support we are making substantial investments for the long-term health of the business.

We have a number of programmes under way in each of our lines of business that support the execution of this strategy and position us for innovation and growth.

For example, our fibre-to-the-node broadband upgrade began in Auckland in February 2008 with the rollout of the first of a nationwide network of roadside cabinets. This programme is playing a pivotal role in ensuring that New Zealanders have access to affordable and reliable technology.

It’s a NZ$1.4 billion investment that will enable the delivery of fast broadband connections to 80% of New Zealanders by 2011 at speeds of at least 10Mbps. We’re delighted to be getting on with the rollout and making significant progress delivering better broadband to more New Zealanders.

Telecom Wholesale has gone from strength to strength, with strong growth in revenue and customers. The wholesale portfolio is evolving rapidly into next generation Internet Protocol (IP) products, with ADSL2+ and ethernet core services already available to consumers and service providers in New Zealand’s main urban centres.

We’ve reviewed the scope of the retail transformation programme, next generation Telecom, to ensure the rollout of our next generation network delivers IP-based services to our residential and business customers in new and innovative ways. We are also making broadband more affordable and more accessible for New Zealand communities and individuals. We signed up more than 45,000 new broadband customers in New Zealand in the fourth quarter of 2008 alone.

Our new WCDMA mobile network is due to be operational by the end of the 2008 calendar year with full service available to customers in the 2009 calendar year. We are investigating the opportunity to deploy WCDMA nationally at 850MHz (3G), rather than GSM 850MHz (2G). WCDMA should allow us to provide our customers with expanded mobility services and faster data speeds.

Our Gen-i business is a key area of strength. We have around a 12% share of the IT market in New Zealand by revenue and a high success rate in winning new business. Gen-i is a growing business with a very successful set of propositions that we believe we can offer to a much wider customer group in New Zealand and Australia.

In Australia, the successful integration of AAPT and PowerTel is largely complete, and we’re beginning to see the benefits of the merger as AAPT focuses on selling higher-margin on-net services.

Our performance

2008 has been a year of transition from legacy to modern products and services and towards a new, more open and more competitive operating environment. Inevitably, this transition has put pressure on market share and profitability. In 2008

4 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

we’ve seen retail market share and profit margin in New Zealand decline, partly offset by significant growth in group broadband sales and IT services.

These trends we’re seeing in the New Zealand market are not unique – what’s happening here has happened around the world. Now we’re looking to turn the challenges we face into an opportunity to transform our business.

In Australia, the benefits of the integration of AAPT and PowerTel were offset by the integration costs.

In 2008 group operating revenues and other gains increased by NZ$91 million (up 2%) from 2007. This was principally due to the inclusion of a full year of PowerTel revenues following the acquisition in May 2007, but was also due to increased broadband and IT services revenues. Offsetting these growth areas were declines in calling revenues and mobile revenue.

Our net earnings from continuing operations were NZ$713 million, a decrease of 16% from 2007. This reflects mainly the impact of increased labour costs in both New Zealand and Australia, driven by increased staff numbers post-PowerTel acquisition, staff needs to deliver on the IT Services contracts, our transformation programmes, and operational separation activities. The increased proportion of IT revenues in the total revenue has reduced our average margin as the new business operates on tighter margins than our traditional revenue streams.

The increase in transformational capital expenditure and investment is reflected in higher depreciation and amortisation costs which were also affected by depreciation of PowerTel assets and shorter asset lives.

Outlook

The next few years will be challenging, but we are confident we are creating a business that is more agile, innovative and efficient. We believe we’ll be a business that’s winning because our customers prefer us.

We expect that the successful delivery of our transformation strategy over the coming years should provide EBITDA growth after 2011. Capital expenditure is expected to peak in 2009 as the biggest year for transformational investment.

These are exciting times for telecommunications in New Zealand. Our customers in New Zealand and overseas will benefit from Telecom’s investment in transformation. I believe it is vital for the long-run health of the business.

On a personal level, I’ve been in New Zealand for nearly a year now and during that time I have learned a bit about what it is to be a New Zealander, and the high expectations Kiwis have of Telecom.

I’m delighted to be here, working with you. Your investment, your engagement, your support, will help us to go further, faster.

Paul Reynolds

Chief Executive Officer

annualreport.telecom.co.nz/2008 5

Sharemarket Review

Sharemarket review

Telecom’s share price opened the period at NZ$4.51 and reached a high of NZ$4.79 in July 2007, before steadily declining during the remainder of the year, closing at NZ$3.57 on 30 June 2008, a decrease of 20.8% for the period. This share price depreciation was partly driven by the macro events that impacted all global equity markets during the year. In October 2007 Telecom completed a NZ$1.1 billion capital return to shareholders following the sale of the Yellow Pages Group in April 2007.

Global financial markets

The majority of global equity indices fell significantly during the year (see Figure 2). Markets started the year bullishly on the back of a continuing commodity boom driven by demand out of China. The positive sentiment was short lived however, when in August 2007 a collapse in the US housing market led to a high foreclosure rate on ‘sub-prime’ mortgages. The impact of this collapse was felt around the world with many of the global banks exposed to the ‘sub-prime’ market, which led to a global ‘credit crisis’.

This credit crisis placed downward pressure on global economic growth and, combined with inflationary concerns driven by record oil prices and rising food prices, continued to suppress equity markets for the remainder of the year.

NZ equity market

The New Zealand market was not immune to these global trends, with the NZSX50 down 24.6% in the year ended 30 June 2008.

Telecom share price: year ended 30 June 2008

NZ$

4.80

4.60

4.40

4.20

4.00

3.80

3.60

3.40

JUN07 JUL07 AUG07 SEP07 OCT07 NOV07 DEC07 JAN08 FEB08 MAR08 APR08 MAY08 JUN08

Figure 1: Graph stock price for FY 2008

Global Equity Indices: year ended 30 June 2008

NZ$

5%

0%

-5%

-10%

-15%

-20%

-25%

-30%

1.5%

-24.6%

-15.5%

-15.4%

-14.9%

-25.7%

-11.9%

NZX50 ASX Dow FTSE Hong Kong Nikkei Nasdaq

Figure 2: Global equity indices performance

6 TELECOM ANNUAL REPORT 2008

Overview

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Overview

This annual report will be filed with the US Securities and Exchange Commission on Form 20-F and is divided into five sections:

• Introduction The introduction comes from Telecom’s Chairman, Wayne Boyd, and CEO, Paul Reynolds. It gives a brief overview of Telecom’s activities for 2008 and a signal of what is to come. It also includes a brief overview of the New Zealand sharemarket.

• Our Company Our company provides an overview of the operating units of Telecom, the regulatory environment and the other areas of Telecom – resources, our people, community and environment.

• Performance Performance gives an overview of Telecom’s revenue and expenses, as well as the results of the operating units and their key risks. It also contains the financial statements for the year ended 30 June 2008.

• Governance Governance looks at Telecom’s best practice corporate governance and provides remuneration information.

• Disclosures Disclosures provides additional information required by New Zealand company law, the NZX, ASX and NYSE listing rules, and the US form 20-F disclosure requirements.

When used in this annual report, references to the ‘company’ are references to Telecom Corporation of New Zealand Limited. References to ‘Telecom’ are to Telecom Corporation of New Zealand Limited, together with its subsidiaries and its interests in associates.

All references to the years 2008, 2007 and 2006 in this annual report are to the years ended 30 June 2008, 30 June 2007 and 30 June 2006 respectively. Any references to a calendar year will be stated as such.

Certain information required by the form 20-F requirements is contained in Telecom’s consolidated financial statements for the year ended 30 June 2008, which are included in this annual report. Information required to be stated as at the most recent practicable date, is stated as at 11 August 2008 unless expressly stated otherwise. References to notes are references to notes to the consolidated financial statements.

References to US$ or US dollars are to United States dollars, references to A$ are to Australian dollars and references to NZ$, and NZ dollars are to New Zealand dollars.

Any references to documents included on external websites are provided for convenience alone, and none of the documents or other information on those websites is incorporated by reference in this annual report.

Reference to legislation is to New Zealand legislation unless specifically stated otherwise.

annualreport.telecom.co.nz/2008 7

Board of Directors

OUR COMPANY

Board of directors

The directors of Telecom (including the CEO) are as follows:

Wayne Boyd

LLB (Hons)

CHAIRMAN

Independent

Term of Office:

Appointed Director 1 July 2004, last re-elected 2007 Annual Meeting and appointed Chairman effective 1 July 2006.

Board Committees:

Member of the Nominations and Corporate Governance Committee; Member of the Audit and Risk Management Committee; Member of the Human Resources and Compensation Committee.

Wayne has a significant background in law and merchant banking. He is the current Chairman of Freightways Limited, Meridian Energy Limited and Vulcan Steel Limited and former Chairman of Auckland International Airport Limited and the South Island Interim Development Group, which was charged with the establishment of Meridian Energy Limited.

Wayne has a keen interest in the community and has been involved in organisations as a Director of Sports and Recreation New Zealand and Chairman of both New Zealand Blood Service Limited and the New Zealand Hockey Federation.

Murray Horn

PhD (Harvard University); MCom

(First Class Hons); BCom

NON-EXECUTIVE DIRECTOR

Independent

Term of Office:

Appointed Director 1 July 2007, last re-elected 2007 Annual Meeting.

Board Committees:

Chair of the Audit and Risk Management Committee; Member of the Nominations and Corporate Governance Committee.

Murray has held a number of senior executive roles with ANZ Banking Group since 1997, including leading the group’s New Zealand operations. He has also served as Secretary to the New Zealand Treasury and has previously served on a number of boards, including the New Zealand Tourism Board. He has represented New Zealand at the OECD, as a Governor at the World Bank and as an Alternate Director at the International Monetary Fund.

Dr Horn received his doctorate from Harvard University in 1989 and has been awarded a number of academic honours in both New Zealand and the United States.

Rod McGeoch

AM; LLB

NON-EXECUTIVE DIRECTOR

Independent

Term of Office:

Appointed Director 11 April 2001, last re-elected 2006 Annual Meeting.

Board Committees:

Chair of the Nominations and Corporate Governance Committee; Member of the Audit and Risk Management Committee, and Human Resources and Compensation Committee.

Rod is Chairman of SKYCITY Entertainment Group Limited, Vantage Private Equity Growth Limited and the Trans-Tasman Advisory Board of Saatchi & Saatchi Limited, and a director of Ramsay Health Care Limited. He is co-Chair of the Australia New Zealand Leadership Forum, a member of the NSW Board of Advice of Aon Risk Services and a Trustee of the Sydney Cricket and Sports Ground Trust.

Prior to becoming a professional director, Rod worked in the legal profession and was Chairman Emeritus of the Board of law firm Corrs Chambers Westgarth. He is a past President of the Law Society of New South Wales. Rod is a Member of the Order of Australia, awarded to him in recognition of his invaluable services to the legal profession and the community.

Rod is passionate about sport. He was Chief Executive of Sydney Olympics 2000 Bid Limited, served on the board of the Organising Committee for the games and was a member of the successful NZ Rugby World Cup 2011 Bid Advisory Committee.

Patsy Reddy

LLM (Hons) F Inst D.

NON-EXECUTIVE DIRECTOR

Independent

Term of Office:

Appointed Director 1 December 1997, last re-elected 2005 Annual Meeting.

Board Committees:

Chair of the Human Resources and Compensation Committee; Member of the Nominations and Corporate Governance Committee.

Patsy has a significant background in legal and commercial roles and has had experience over the past 20 years as a non-executive director of a range of New Zealand companies.

She is currently Deputy Chair of SKYCITY Entertainment Group Limited, a director of Active Equities Limited and several other unlisted companies.

She is also a member of NZX Discipline and is a Trustee of the SKYCITY Community Trust, the New Zealand International Festival of the Arts and the Chris Cairns Foundation.

Patsy’s previous roles include non-executive directorships of NZ Post Limited, Air New Zealand Limited and Southern Petroleum NL, various senior executive positions in investment firms and a partner in law firm Rudd Watts and Stone (now Minter Ellison Rudd Watts).

She was previously a lecturer in the Law Faculty at Victoria University in Wellington and has also been involved in the governance and administration of numerous not-for-profit arts and educational organisations.

8 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Paul Reynolds

PhD; BA (First Class Hons)

EXECUTIVE DIRECTOR

Not Independent

Term of Office:

Appointed Chief Executive Officer 27 September 2007 and Managing Director 4 October 2007.

Go to page 10 for information on Paul Reynolds.

Ron Spithill

BSC Technology, Graduate

Harvard Executive Program; FTSE

NON-EXECUTIVE DIRECTOR

Independent

Term of Office:

Appointed Director 2 November 2006, last re-elected 2007 Annual Meeting.

Board Committees:

Member of the Nominations and Corporate Governance Committee.

Ron is the Telecom board representative on the Independent Oversight Group.

Ron has an extensive background in the telecommunications industry. He was previously President of Alcatel Asia Pacific, responsible for operations in 16 countries and employing 10,000 people, Executive Vice President and Chief Marketing Officer of the Paris-based Alcatel group and Vice-Chairman of Alcatel Shanghai Bell. He has been Chief Executive Officer and Chairman of Alcatel Australia and been Chairman/director of eight other group companies in Asia.

Ron is a regular speaker at international industry and business events, and has addressed the World Economic Forum. He has been an advisor to a number of governments including those of Malaysia and China. He is a former President of the Telecommunications Industry Association of Australia. He was made a Distinguished Fellow of the Telecommunications Society of Australia in 2003 and is a Fellow of the Australian Academy of Technological Sciences and Engineering (FTSE).

Michael Tyler

MA

NON-EXECUTIVE DIRECTOR

Independent

Term of Office:

Appointed Director 1 June 1999, last re-elected 2007 Annual Meeting.

Board Committees:

Member of the Nominations and Corporate Governance Committee; Member of the Audit and Risk Management Committee.

Michael has more than 30 years’ experience in telecommunications, media and the online provision of information content and applications. He is currently Managing Director and Senior Partner of London-based professional services firm Tyler & Company, which provides advisory and analytical services to the telecommunications sector. He is also a director of Kubera Cross-Border Fund, an international equity investment fund.

Michael was formerly a Senior Partner and director at Putnam, Hayes & Bartlett Inc, where he headed the firm’s telecommunications professional services business, and before that he led the US commercial telecommunications practice as a Partner and Vice-President at Booz, Allen & Hamilton Inc. He is a former member of the teaching and research faculty of the Massachusetts Institute of Technology, and before that New York University.

Michael was previously a senior manager at BT (British Telecom).

annualreport.telecom.co.nz/2008 9

Executive Team

Executive team

Members of the executive team are as follows:

Paul Reynolds

CEO

Responsibilities

Paul Reynolds became CEO of the Telecom Group on 27 September 2007.

Background

Paul joined us directly from British Telecom (BT). His most recent role at BT was Chief Executive Officer of BT Wholesale in the United Kingdom.

He has had a distinguished career encompassing senior leadership roles in operations, strategy and commercial. These roles included guiding BT’s business through the complex process of operational separation, when Openreach was created. Paul served on BT’s Board of Directors from 2001 until he joined Telecom last year. In 2006, the Telecommunications Industry Association of America awarded Paul its ‘Global Icon’ award for his leadership and innovation.

Paul is a non-executive director of eAccess, a Japanese broadband and mobile software company, and XConnect, a London-based IP interconnection company.

Paul is fanatical about customers. His aspiration is to transform Telecom into an organisation with a single-minded focus on customers, which will ultimately benefit all stakeholders.

A Scotsman, Paul now lives in Auckland with his wife and teenage son.

Matt Crockett

CEO, Telecom Wholesale & International

Responsibilities

Matt was promoted to the executive team in November 2007 as Chief Executive Officer of Telecom’s operationally separate Wholesale unit, which he had been successfully leading for the past 18 months. From 1 July 2007 he also took up the role of CEO of our International Division.

Background

Matt started life as a mining engineer. After attending Oxford University as a Rhodes scholar he joined McKinsey & Company in Sydney, and later the Auckland office. He joined Telecom in 2003 where he led the NZ market strategy before moving into general management roles in Wired (retail fixed line) and Wholesale. As part of his International responsibilities, Matt manages Telecom’s investment in Southern Cross Cable and is a director of Southern Cross Cables Holdings limited. He is also on the board of New Zealand’s industry self-regulation body, the Telecommunications Carriers Forum.

Over the past two years, Matt has redefined what it means to be a customer of Wholesale, improving service levels and engaging in proactive consultation with the industry and other telecommunications service providers.

Matt lives in Auckland with his wife and three children. In his spare time he enjoys free diving and spear fishing around northern New Zealand.

Tristan Gilbertson

Group General Counsel

Responsibilities

Tristan was appointed Group General Counsel in July 2008. He leads Telecom’s group legal team. Tristan is responsible for legal services, internal audit, risk management, compliance, corporate governance and regulatory affairs. He also oversees the Independent Oversight Group Support Office created under the Undertakings.

Background

Tristan is a highly experienced corporate and commercial lawyer with extensive international experience in telecommunications law and regulation.

After graduating with a BA (Japanese) and LLB (Hons) from the University of Auckland, Tristan commenced his career as a Wellington High Court Judges’ Clerk, before entering private practice with Bell Gully in New Zealand. He then practiced with several leading international law firms, including Clifford Chance (UK), Mallesons Stephen Jacques (Australia) and Gilbert + Tobin (Australia), before joining Vodafone Group PLC.

At Vodafone, he occupied the positions of General Counsel and Company Secretary – Vodafone Japan, Legal and Regulatory Director – Asia-Pacific Region, and Governance Director – Europe Region.

Tristan is based in Auckland.

Alan Gourdie

CEO, Telecom Retail

Responsibilities

Alan joins Telecom on 25 August 2008 as CEO of Telecom Retail. He will be responsible for driving Telecom’s commitment to improving the experience of Telecom consumer and business customers and has executive responsibility for Telecom’s brand.

Background

After starting his career as a research and development chemist at Reckitt and Colman, Alan moved into brand management and started a long and successful marketing career.

He took on a senior marketing role at DB Group, eventually becoming the General Manager Marketing for the brewing business. This led him to a number of roles offshore, including a stint as Global Marketing Manager for Heineken in Amsterdam and for Asia Pacific Breweries leading the operations in Singapore. Immediately prior to joining Telecom, Alan was in London as Managing Director of Asia Pacific Breweries’ UK and European operations.

A Kiwi by birth, Alan returns to New Zealand to take up this new role. He will be based in Auckland.

10 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Russ Houlden

Chief Financial Officer

Responsibilities

Russ joined Telecom on 10 April 2008. He leads Telecom’s finance teams across New Zealand and Australia.

Background

Russ has spent his career focusing mainly on finance and transformational change. Immediately prior to joining Telecom, Russ spent six years in the legal industry as Finance Director for commercial law firm Lovells. Before that he worked for BT as Finance Director of BT Wholesale and BT Networks & IS (based in London), and for ICI as Finance Director for ICI Polyurethanes (based in Brussels) and ICI Japan (based in Tokyo).

Born and educated in the UK, Russ has a BSc (First Class Hons) in Management Sciences from the University of Warwick and is a fellow of the Chartered Institute of Management Accountants and a fellow of the Association of Corporate Treasurers. He is also a non-executive director of Warwick Business School.

Russ is based in Auckland. In his spare time, Russ enjoys water-skiing, ballroom dancing and spending time with his wife and two sons.

Trisha Mcewan

Group Human Resources Director

Responsibilities

Trisha leads Telecom’s Human Resources Group, which develops strategies and policies to ensure we select, develop and retain the people our business needs to succeed.

Background

Trisha joined Telecom in February 2002 after a successful career in some of New Zealand’s largest companies, such as Shell and Fletcher Challenge. Although her career has spanned marketing, financial and human resource management roles, her true passion lies in the development of people. At Telecom her particular focus has been on accelerating the development of leadership capability at all levels in the business, from graduates to executive team members.

Outside Telecom, Trisha chairs the Marram Trust, a charitable organisation set up more than 60 years ago to support the health and wellbeing of current and former employees of the New Zealand Post Office. Trisha is also an active supporter of Waikato University and sits on its Business Advisory Board. Trisha is based in Auckland.

Frank Mount

Group Chief Transformation Officer

Responsibilities

Frank joined Telecom on 9 June 2008. He is responsible for driving Telecom’s transformation for long-term growth and delivering a new generation of world-class services to Telecom’s customers in new and innovative ways.

Background

Frank has extensive experience in the IT and telecommunications industry globally and brings considerable expertise to Telecom in managing large scale technology implementations as well as transformational projects. He has an extensive knowledge of the full spectrum of telecommunications and IP technologies.

Frank started his career at AT&T in the United States, where he worked for 20 years. He has since worked for Cable & Wireless, T-Mobile, Viatel, Primus Communications, US Cable and MCI, moving around the world where needed.

Educated in both Europe and the US, Frank has a degree in mathematics and IT from Mercy College, New York.

Frank splits his time between Auckland and Wellington.

Chris Quin

CEO, Gen-i

Responsibilities

Chris was promoted to the Telecom executive team on 21 April 2008 as CEO of Gen-i, where he is responsible for delivering converged technology and telecommunications solutions to large and medium business customers across New Zealand and Australia.

Background

Chris was General Manager of Gen-i New Zealand for four years before becoming CEO in April 2008. Prior to that he held roles in the Telecom group in finance, sales and management of service delivery.

Chris’ career has been focused in the business and corporate markets. He has built a strong culture in Gen-i, which is based on delivering the values of trust, honesty, relevance and leadership through Gen-i people to Gen-i customers.

Before joining Telecom in 1991, Chris was Chief Financial Officer for Mitel and a Financial Accountant at Orica (formerly ICI). Chris has a bachelor of Commerce and Administration from Victoria University of Wellington. Chris is also a director of the Marram Trust.

After 25 years as a Wellingtonian, Chris finally took the plunge and moved to Auckland five years ago, where he lives with his wife and two children, splitting his spare time between cheering on the sidelines of the motor racing tracks and the netball court.

annualreport.telecom.co.nz/2008 11

Executive team continued

Mark Ratcliffe

CEO, Chorus

Responsibilities

On 31 March 2008, Mark became CEO of Chorus, Telecom’s operationally separate business unit that manages the telecommunications infrastructure and gives service providers equal access to the local network.

Background

Mark has worked for Telecom in Wellington for the past 19 years, commencing originally in the finance department before moving into various marketing, product development, product management and IT roles. He was promoted to the Telecom executive team in 1999 where he most recently held the role of Chief Operating Officer Technology & Enterprises. At various times during his career he has also had executive responsibility for our Australian subsidiaries.

Mark believes in competition and fully supports a wholesale market for Telecom’s products and services. It was this belief that led him to volunteer to lead the negotiations with the Government around operational separation and to take on his current role leading Chorus.

Rod Snodgrass

Group Strategy Director

Responsibilities

Promoted to the executive team on 1 January 2008 as Group Strategy Director, Rod drives the development of Telecom’s group strategy with the aim of optimising Telecom’s portfolio of businesses and initiatives, including group corporate development, and helping to coordinate Telecom’s transformation and growth.

Background

Rod joined Telecom in 1998 after seven years in various strategy, business development and commercial roles in the oil and gas exploration and production industry. Rod has held a number of General Manager (GM) roles within Telecom including GM of the Wired Division and GM of Xtra, Telecom’s online division, and before that a number of financial, commercial and business development roles.

Rod is a director of Yahoo!Xtra New Zealand Limited, AAPT Limited, PowerTel Limited and Hutchison 3G Australia Pty Limited. He is also a trustee of the well known Icehouse incubator and the lesser known Springboard Trust, a not-for-profit social venture accelerator focused on improving educational outcomes in low-decile schools.

Rod is based in Auckland and is passionate about technology and likes nothing more than keeping up with the latest gadgets. His spare time is spent with his three children, surfing, keeping fit and supporting New Zealand sport.

Executives who retired during the 2008 financial year:

Simon Moutter

Acting CEO

(until 27 September 2007)

and Chief Operating Officer, Business

(resigned from Telecom effective 31 July 2008)

Marko Bogoievski

Chief Financial Officer

(resigned from Telecom effective 31 January 2008)

Kevin Kenrick

Chief Operating Officer, Consumer

(resigned from Telecom effective 15 December 2007)

Mark Verbiest

Group General Counsel

(resigned from Telecom effective 30 June 2008)

12 TELECOM ANNUAL REPORT 2008

Business Overview

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Business operations

History and development

Telecom is the largest telecommunications service provider in New Zealand (by revenue), offering a comprehensive range of products and services to consumer and business customers. Telecom Corporation of New Zealand Limited was established on 24 February 1987 as a company with limited liability incorporated under the Companies Act 1993, and is domiciled in New Zealand.

In 2001, Telecom acquired AAPT, Australia’s third largest telecommunications company by revenue.

In 2004, Telecom acquired IT service companies Gen-i and Computerland to extend its IT services capabilities. Gen-i and Computerland were integrated in late 2005 and now jointly comprise a business division offering ICT services under the Gen-i brand in both New Zealand and Australia.

In 2007, Telecom sold its directories business, Yellow Pages Group and acquired PowerTel, an Australian fixed network infrastructure provider. The integration of PowerTel and AAPT is largely complete. See notes 35 and 36 of the financial statements for details on the acquisition of PowerTel and disposal of Yellow Pages Group.

The New Zealand Government holds a single preference share in Telecom (Kiwi Share) that incorporates special rights and attaches a deed defining certain minimum service obligations upon Telecom. These obligations are described more fully in Regulation.

Organisational structure

The Telecommunications Act 2006 (see Regulation) required Telecom to operationally separate its business into at least three units, comprising:

i. a network business that sells access to the copper access network on an equivalent basis to both Telecom and third parties;

ii. a regulated wholesale business that sells wholesale broadband access services on an equivalent basis to both Telecom’s retail arms and third parties; and

iii. one or more retail business units.

Telecom restructured from 1 July 2008 to comply with the Undertakings and created five customer-facing segments, supported by Technology & Shared Services and a Corporate Centre.

Chorus

Wholesale & International

Retail

Gen-i

AAPT

Technology & Shared Services

Corporate Centre

annualreport.telecom.co.nz /2008 13

Chorus is the operationally separate business unit managing Telecom’s local access network in New Zealand. Chorus is responsible for network access through local loop unbundling and co-location, Telecom’s fibre-to-the-node programme and the general field services and maintenance activities for Telecom’s network.

Wholesale & International consists of two separate business units under the leadership of Matt Crockett. Wholesale is the operationally separate business unit that delivers wholesale products to service providers throughout New Zealand. International provides international wholesale services.

Wholesale & International provides a range of regulated and commercial products covering broadband, business data, voice and interconnection to wholesale customers to enable them to build their own networks and/or provide telecommunications services for their end-users.

Retail is responsible for providing mass market products, services and support to consumers as well as small and medium-sized enterprises (SMEs). As a full service provider, Retail’s services include fixed line calling and access products; broadband; dial-up and online offerings: and mobile voice, SMS, content and data services.

Gen-i is responsible for providing innovative ICT solutions to large corporate and Government customers across New Zealand and Australia. Gen-i offers the full range of converged technology and telecommunications solutions tailored to the specific industry and commercial needs of each customer.

AAPT operates an integrated business providing a range of fixed line calling services including national, international and calls to mobile; mobile calling and data services; and internet access products and services to consumers. The integration of AAPT and PowerTel is largely complete and should enable AAPT to leverage its investment in service capability and to bring more customers onto the combined access network.

Technology & Shared Services maintains and develops all of Telecom’s New Zealand IT and network operations, ensuring Telecom’s transmission systems, network platforms and IT support systems and processes are aligned with the group’s business objectives.

Corporate Centre provides finance, communications, strategy, human resources and legal functions across Telecom.

See note 30 to the financial statements for a list of Telecom’s significant subsidiary and associate companies as at 30 June 2008.

Operating environment and competition

Telecom is a participant in the Australian and New Zealand communications and information technology industries. Broadly, the communications industry can be defined as fixed and mobile calling, messaging, and managed and unmanaged data services that are delivered across a variety of access, transportation and service management platforms. Owing to the changing nature of the underlying technology, the communications industry is developing significant overlaps with other previously distinct industries, such as entertainment, IT services, and information services (search, classifieds and online trading, and online display).

While Australia and New Zealand have similar demographic and overall communications industry trends, key differences exist in terms of industry structure, regulation, the number of competitors and the degree of consolidation. These differences can be attributed partly to the larger size of the Australian market and partly to the different approaches to deregulation and privatisation in Australia and New Zealand.

New Zealand’s telecommunications market continues to undergo major change. The industry is working through the detail of the new regulatory regime that was announced in 2006 and what it means for the respective strategies and investment choices of the relevant market participants. In parallel, aggressive retail price competition continues as increasingly competitive bundles of fixed, mobile and data services are offered by market participants in an effort to win a greater share of customers.

The Australian market is challenging for different reasons. The Australian market is characterised by high fragmentation and many partnerships between media companies, traditional fixed telecommunications providers and mobile players. While in New Zealand the rollout of a world-class fibre network is well under way, the debate in Australia is still ongoing as to who will invest and how much they will spend, with no sign of resolution in the near term.

While the fundamental trends affecting the telecommunications industry in New Zealand are similar to those faced by incumbent telecommunications companies globally, Telecom is in a unique position in that the major technology and regulatory changes are happening simultaneously – Telecom is continuing to execute a number of multi-year regulatory and transformation programmes while at the same time investing for the long term. Telecom’s business strategy aims to respond to the trends within each market sector, as described below.

The fundamental trends are changing the economics of the telecommunications business, although significant differences exist between the perspective and economics of large integrated players, alternative telecommunications companies, and other niche players. As Telecom transforms its infrastructure, it will be in a position to offer its customers ‘new-wave’ products and services that it expects will give it a competitive advantage in a market where customers are demanding a wide variety of converged communication, entertainment, information and ICT products and services.

In the short term, Telecom expects revenue growth from broadband and IT services in its retail business, continued all-round growth of its wholesale business, and targeted cost reductions as it continues to review the effectiveness and efficiency of current operations. In the longer term, Telecom expects a significant reduction in its legacy operating cost base as it retires legacy platforms and products, removes duplication in systems, and moves to an all-IP network.

Telecom’s principal competitors in New Zealand and Australia are affiliates of large multinational corporations with substantial resources, including Telstra, Vodafone, SingTel Optus and

14 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

increasingly, large IT service companies such as IBM. Telecom expects competition to continue to intensify with the prospect of existing participants extending their activities, as well as additional competitors entering the market, such as a third mobile entrant in New Zealand. Smaller competitors in the communications sector are also actively marketing alternative access technologies to consumer and business customers. The increased competition means that further declines in prices for many products and services can be expected.

Industry trends

Several significant trends are emerging in the telecommunications industry globally, which have the potential to fundamentally alter the manner in which communications services are delivered in the future. Telecom’s transformation programmes are designed to put Telecom in a position to adequately respond to these trends as they develop in the New Zealand and Australian markets. These trends can be described as follows:

Adoption of the IP standard

IP is a communications protocol that is used to connect hosts on the internet, and has become a de facto standard for transmitting data over networks. Globally, the development of IP should enable a move away from the current model of specialised devices accessing dedicated services using independent platforms, towards more versatile devices that will access multiple services across common infrastructure. As part of the PSTN voice-replacement programme, Telecom’s New Zealand customer base will be migrated from existing legacy platforms to an all-IP network by 2020, and Telecom is continuing with the migration of its Australian customer base onto the Hyperbaric platform.

Broadband ubiquity

Multiple high-speed broadband networks are available, and broadband penetration is expected to increase over the next two to three years. The ubiquity of broadband networks is in turn fuelling the growth in applications and services that demand high-speed connectivity and management systems. Telecom’s nationwide fibre rollout in New Zealand should enable Telecom to offer its customers video and other advanced data services on a competitive basis from 2010.

Wireless connectivity

Developments in radio network technology and over-the-air interfaces with fixed networks and devices have enabled significant performance improvements in high-speed wireless connectivity. Commercial premiums still exist for providing mobile services, and most operators are investing in 3G capability as the percentage of voice minutes and data services delivered across mobile infrastructure continues to increase. Telecom’s rollout of a 3G network in New Zealand commenced in 2008 and services are expected to be launched to customers in calendar 2009.

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

Global over the top attackers

Value in the consumer and business sectors of the telecommunications industry is increasingly shifting away from vertically integrated network-delivered services towards internet-based global content and applications.

Examples of these include Google, YouTube, Facebook, and SalesForce.com, which use their global scale and scope advantages to win customer preference. These operators’ use of ‘best efforts’ internet connectivity as the underlying delivery platform to end-users, reduces network owners’ ability to profit from content delivered over differentiated broadband connectivity services, and puts pressure on network-centric convergence strategies such as those made possible by IMS.

In response to the above two trends, Telecom is pursuing an approach to allow content and application providers access to its network capabilities. Telecom does not seek to offer vertically integrated content and network propositions, but rather position itself as a content and application aggregator, providing the owners of the content and applications their choice of connectivity capabilities. As part of the broader strategy, Telecom has a supply agreement with Yahoo! to provide premium content and applications to its ISP customer base.

Industry and sub-sector outlook

The following reflects management’s most realistic expectations about each industry sub-sector in New Zealand as at the date of this annual report. It is subject to material change and a number of scenarios are dependent on technical, regulatory and competitive assumptions that are beyond Telecom’s control.

Communications services

Communications services encompass fixed line access and calling, dial-up and broadband internet, managed data services for enterprise customers, and mobile (voice, data and mobile broadband). Both regulatory scrutiny and aggressive retail price competition are expected to remain features of the communications services landscape. Pressure on traditional high-margin areas, such as fixed access and calling, continues although partial compensation is anticipated to occur through growth in broadband connections and margin improvements in mobile, as well as the launch of new-wave products and services. Telecom expects that strong execution of sales, marketing and product development initiatives will be required to enable the industry to grow at the same pace as gross domestic product.

annualreport.telecom.co.nz /2008 15

IT services

The IT services sector includes business process outsourcing (eg, sales and marketing activities), procurement (eg, hardware and software), operations (eg, maintenance and support) and professional services (eg, applications development and integration). Telecom believes growth in the IT services sector is likely to outstrip gross domestic product. Telecom expects this growth will be driven primarily by volume growth for new services, as customers continue to seek efficiency improvements through technology, particularly in the enterprise market, and integrators will increasingly become an important channel for communications needs. Telecom expects fragmentation in the industry will continue to drive price-based competition, maintaining pressure on margins.

Information services

Telecom believes industry profit pools are likely to shift from offline (print directories, print classifieds) to online (online search engines and directories, online trading platforms and classifieds), and from content provision (eg, print directories) to content distribution. Recognising this shift, Telecom sold its print directories business in 2006, and in 2007 established the Yahoo!Xtra joint venture, an open portal online display advertising business.

Entertainment services

Entertainment services cover mobile entertainment (eg, wallpapers, ringtones), gaming (on consoles, PCs, handheld game systems and mobile devices), music (traditional and online) and TV (both traditional and IPTV). Telecom believes growth in entertainment revenues is likely to be fuelled by an increase in user spend and advertising. Advertising spend has historically followed consumer usage and is therefore expected to move gradually towards online media. The distribution of entertainment content online is expected to drive significant increases in data traffic, both fixed and mobile.

Strategy

Telecom has articulated six strategic objectives to formalise three identified core focus areas in order to provide discipline, and inform any choices made as it progresses with its transformation programmes.

Optimise near-term performance

1. Protect and grow traditional product and service revenues through a focus on improving customer satisfaction, retention of retail access and calling customers, growth of broadband and post-paid mobile connections, and pursuit of profitable Australasian ICT opportunities. This strategic objective is being implemented through:

• Strong focus on getting things right first time for customers across all market segments

• Pursuit of dedicated churn-reduction programmes

• Sophisticated, focused market segmentation and execution

• Deeper understanding of customer lifetime value.

2. Deliver operational and financial efficiency and effectiveness through the implementation of Telecom’s new capital management process for prioritising investments and maximising capital efficiency; and through the development of integrated longer-term operational plans, which Telecom expects to deliver cost reductions, including:

• Establishment of a forum to systemically review and prioritise investment decisions across the group

• Income statement targets for all customer-facing business units

• Reducing customer service costs through moving call centres offshore

• Reducing mobile handset costs through a partnership with a large global supplier, Brightstar

• Rationalising legacy products and retiring legacy platforms.

Invest for long-term health

3. Invest in world-class infrastructure and capability, including a nationwide fibre rollout, a new mobile network and PSTN voice replacement. Telecom also plans to commence the transformation of its shared services and capability to lower development costs and retire legacy systems as a new IP platform is implemented. Telecom has appointed a Group Chief Transformation Officer to ensure delivery of transformation programmes, which include:

Fibre-to-the-node: A rollout of a fibre network over the next four years is expected to enable the delivery of broadband connections to 80% of New Zealanders, with speeds in excess of 10Mbps, by December 2011. Telecom has developed a detailed plan for the next two years that has been published to the industry and it is now committed to as part of the Undertakings. Although Telecom began the rollout in 2008, implementation of the plan will accelerate over the next two years.

New mobile network: A nationwide deployment of a WCDMA mobile network, and the recently signed partnership with Brightstar, should enable access to better, cheaper handsets, access to improved international roaming capability, faster mobile data speeds, and compelling offers for customers. Telecom has spent 2008 finalising the rollout plans, acquiring sites and optimising the investment in its CDMA network to reduce any duplication as WCDMA is deployed. The specific technology solutions are being determined, as detailed in Networks and Systems.

PSTN voice replacement: Completion of Telecom’s next generation network programme will see it migrate customers from the traditional PSTN platform to an IP platform, and Telecom has made firm commitments in the Undertakings to finish this by 2020, with migration milestones along the way.

4. Develop new wave products and services revenues, including Voice-over-IP (VoIP), 3G mobile services, Software as a Service (SaaS) and the migration of customers to next generation broadband products.

Telecom’s next generation network provides the foundation upon which it will build next generation Telecom capabilities, which should enable significant cost reduction through the radical simplification of the front end of Telecom’s business,

16 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

and future revenue growth through the provision of compelling new-wave products and services.

In addition to fast broadband, the fibre network will enable the delivery of a range of compelling content and applications to New Zealanders, such as video on demand, videoconferencing and remote working capability. Telecom aims to continue to leverage its relationships with global suppliers such as Yahoo! to bring new services to market.

Meet stakeholder expectations

5. Enable telecom’s people and business to grow and succeed by a focus on staff engagement. Telecom intends to provide clear direction on its transformation priorities, continue to realign its business focus around customers, promote Telecom values, and provide clarity on Telecom’s mission and vision.

6. Meet the needs of key stakeholders, including Telecom’s customers, central and local Government, the Commerce Commission, industry bodies and other key stakeholder groups by engaging proactively with them to build trust and establish a pathway to future deregulation to create certainty for Telecom’s shareholders.

Chorus

Overview: Chorus is Telecom’s newly established access network business, which was formally launched on 31 March 2008 pursuant to Telecom’s operational separation Undertakings. Chorus is leading the way for increased competition in New Zealand telecommunications by giving service providers access to the local network.

Chorus is at the forefront of the new regulatory environment and demonstrates how Telecom embraces the spirit of operational separation – by choosing a name that goes beyond simply stating the function of an access network business. Instead, the Chorus identity reflects its aspirations for a telecommunications industry that works together in harmony to build a network for all New Zealanders. The brand was announced to the industry in the middle of 2008 and Chorus received positive feedback from customers and industry stakeholders alike.

While required to manage what is typically known as the last network mile, Chorus also includes the people who go the extra mile to look after Telecom’s network – the team of field engineers and technicians who build, manage and maintain the physical infrastructure.

Working together with its service company partners, 2,500 people in 1,700 Chorus vehicles will visit homes and businesses all over New Zealand to install or repair telecommunications services. Chorus is in the final stages of the brand rollout, with most service vehicles and service teams now bearing the Chorus logo and design. The full re-branding activity is expected to be complete by December 2008.

Products and services

Chorus is charged with operating New Zealand’s local network that includes 670 telephone exchanges and associated buildings, 8,800 existing cabinets, and the 130,000km of copper and about 8,000km of fibre optic cables that connect homes and businesses throughout the country as at 30 June 2008. There are about 20,000km of fibre in Telecom’s network, including the local access network. The fibre-to-the-node programme will add around 2,500km of fibre to Telecom’s network over the next four years.

By managing the unbundling of the local loop, Chorus gives independent phone and internet service providers equal access to Telecom’s local access network, enabling them to deliver phone and broadband services directly to their customers.

Regulated services

Chorus’ primary offering is a portfolio of regulated services that lets access seekers install their broadband equipment in local exchanges (UCLL Co-location) and connect the equipment directly to the copper cable between the exchange and the end-user’s premises (UCLL or unbundled copper local loop). This gives the access seekers control of the development and delivery of services to their own customers.

Another associated regulated service, UCLL backhaul, provides the connectivity from the local exchange to the access seeker’s own local network.

The Commerce Commission is currently in the process of making a standard terms determination, which will enable access seekers to install their equipment inside Chorus’ new roadside cabinets – sub-loop unbundling. A standard terms determination is a determination setting the terms on which a designated or specified service must be supplied with reference to all access seekers and access providers of the service. While this process is still under way, the new cabinets have been designed with access seeker requirements in mind and include space for access seekers to install their equipment.

Fibre-to-the-node

In addition to the unbundling programme, Chorus is also leading Telecom’s network upgrade to enable the delivery of faster broadband connections to 80% of New Zealanders by December 2011.

This work programme significantly reduces the distance between a service provider’s broadband equipment and the customer’s premises. To do this, Chorus has committed to install 3,600 new ADSL2+ enabled roadside cabinets in New Zealand towns with more than 500 lines. This will ensure Telecom meets the Undertakings’ requirement to install more than 3,500 distribution cabinets with ADSL2+ or equivalent DSL capability by December 2011.

annualreport.telecom.co.nz /2008 17

Chorus expects to increase deployment of cabinets from 90 each year, as part of normal operations, to 1,200 each year. To achieve this, one cabinet will have to come out of the production line every 85 minutes that the factory is operational and Chorus will need to lay 2,500km of new fibre optic cable to serve the new cabinets from the exchange. Finally the cabinets need to become operational within a tight and highly publicised schedule as required by the UCLL standard terms determination.

When a new cabinet is in place, both retail customers and wholesale end-users will be able to access a broadband network that has the capability to deliver at least 10Mbps and up to 20Mbps to those in the coverage area.

Apart from the fibre in Telecom’s national backbone network, Chorus’ own access network includes 8,000km of fibre optics. This delivers services to large corporations in the main business districts as well as to SMEs within the wider Auckland, Wellington and Christchurch regions.

Chorus’ fibre-to-the-node programme is expected to increase the existing access fibre network by another 20%, connecting roadside cabinets to the exchange via fibre optic cables. This is not the first fibre-to-the-node programme, as Telecom has been laying fibre to roadside cabinets in nearly 90% of large greenfield subdivisions that have been developed over the past ten years.

Chorus is already laying fibre to ten new subdivisions in New Zealand and connecting it directly into new homes. The current expectation is for Chorus to lay fibre to 9,000 new lots in 2009.

Customers

As of 30 June 2008, 23 Telecom exchanges were open to access seekers and more are being unbundled as Chorus receives confirmed orders from customers. Chorus customers Orcon and Vodafone have recently launched their own unbundled networks and now deliver their own services direct to their customers via the local access network.

In the new environment, Wholesale and Retail become Chorus’ customers. This means that Wholesale will have to purchase UCLL and co-location services from Chorus to deliver wholesale products the same way Gen-i will take up Chorus products for the delivery of business data services. Chorus is also managing the maintenance and build of the mobile network, including the upgrade to WCDMA technology.

Chorus does not use any specific marketing channels.

Competition

As at 30 June 2008, Chorus had approximately 93% of the fixed line access market based on wholesale and retail lines. Current competition comes in the form of network providers that mainly operate at a regional level or within niche markets.

This includes companies like TelstraClear, with its Christchurch and Wellington residential access networks; providers of business fibre access or regional fibre backhaul, including TelstraClear Vector and FX Networks; MUSH networks (Government initiatives to connect municipalities, universities, schools and hospitals); and regionally based fixed wireless companies like Woosh Wireless, CallPlus and Airnet.

Increased competition is also expected from mobile network providers Vodafone and NZ Communications, as they move into delivering broadband and home services via new mobile technologies.

Outlook

In 2009 Chorus plans to install more than 800 roadside cabinets, lay 900km of fibre, unbundle 60 new exchanges, upgrade 1,200 mobile phone sites and build 60 new mobile phone sites.

Chorus will also be focusing on delivering the requirements of the Undertakings, meeting the expectations of industry and Government stakeholders by ensuring all customers are treated equally – all the while maintaining an outstanding level of customer service.

The Chorus team also plans to develop a suite of commercial products that will help introduce revenue streams beyond the regulatory framework, including a portfolio of house wiring services that maximise the reach and expertise of Chorus’ field service capability.

Wholesale & International

Overview: Wholesale & International are two business units jointly under the leadership of Matt Crockett from 1 July 2008.

Wholesale

Wholesale’s portfolio of broadband, business data, voice and interconnect products gives service provider customers the foundation they need to provide a wide range of telecommunications services to their customers.

Products and services

The Wholesale range of voice products enables service providers to offer a comprehensive service to their customers by using PSTN interconnection to connect their network with Telecom’s, or by reselling Wholesale’s home, business or ISDN access and calling products.

Wholesale provides an extensive range of data products that enable service providers to offer tailored data services to their customers either by building their own data services based on Wholesale’s data input products or reselling Telecom retail services.

Wholesale broadband products allow service providers to deliver a full range of their own-branded broadband services, either using the ready-built wholesale broadband service products or

18 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

building their own broadband services based on Wholesale’s broadband input products.

Key product launches

Wholesale’s new basic UBA service was launched in early July 2008 following on from the proactive launch of the commercial naked basic UBA service in September 2007. The enhanced variant of the service, with a real-time channel for a digital voice service, is expected to be launched in September 2008. Both of these services are supplied by Wholesale in accordance with the standard terms set by the Commerce Commission. They will be available with or without an associated analogue telephone service, and are expected to become the primary broadband and IP voice input products for service providers.

In November 2007 a fibre-based data input product was launched called high-speed network service, which offers a fast, reliable means for service providers to extend their networks and build their own business-grade private network products. Already available in metropolitan areas throughout New Zealand, it will be progressively rolled out to regional areas over the coming year.

Enabling new products

ADSL2+ is the underlying technology that will enable next generation broadband services. Telecom has now completed installing ADSL2+ technology to 118 exchanges and nearly 400,000 end-users now connect to an ADSL2+ capable exchange. Over the next 12 months Telecom plans to upgrade more exchanges, extending the reach to a further 70,000 end-users. Wholesale is also testing the next generation VDSL2 equipment and considering deployment options.

Wholesale is committed to expanding its Ethernet footprint to extend the coverage for mass and managed next generation broadband and data products.

Marketing channels

Most customer contact happens electronically or through regular customer briefing sessions. This reduces costs for both Wholesale and its customers. Wholesale also provides business-to-business (B2B) interfaces into its faults and provisioning systems. These provide connections for Wholesale customers into Telecom’s systems, reducing double-handling and the potential for errors.

Customers

Wholesale supplies services to more than 50 service providers. The customer base is made up of telecommunications providers, internet service providers (ISPs), resellers, and broadcasters.

Competition

TelstraClear is a significant wholesale competitor, particularly in relation to services utilising its national backbone network. This includes services such as national calling and wholesale data services. In addition, Vodafone and Orcon currently offer or have the potential to offer, wholesale DSL services that would compete with Wholesale UBA products. Competition in the wholesale market increased with the entry of energy companies into the communications market. Vector Communications Limited has high-capacity fibre optic networks in central Auckland and Wellington and an extensive network in south Auckland. Vector currently only operates in the wholesale market.

Outlook

The year ahead will see increased choice for Wholesale’s customers around the broadband services they can offer their customers. New wholesale products like enhanced UBA provide new platforms for differentiated services and innovation. This new product is being designed to support real-time services such as digital voice or VoIP. For new subdivisions in New Zealand, with typically more than 100 lots, Wholesale is piloting a fibre-based broadband service. This is expected to be available on an open access basis to service providers in the second half of calendar 2008 after completion of industry consultation and the broadband-over-fibre pilot that is currently under way.

International

International provides a comprehensive range of international voice, data and mobile services and offers solutions to carriers enabling carriers’ customers and retail operators to provide quality voice, mobile and data solutions to their customers.

International terminates and receives traffic to and from more than 550 countries, carrying approximately three billion minutes of global traffic per annum. It has direct interconnects with more than 200 telecommunications operators through our points of presence in Los Angeles, New York, Miami, Tokyo, Singapore, London, Frankfurt, Sydney, Melbourne and Auckland. International also provides international connections for AAPT and Telecom broadband customers.

Products

Voice

The voice suite supports Telecom by providing international calling for internal customers (AAPT, Retail and Wholesale). Outside Telecom, International competes at all levels within the global voice market. For all voice calls, real-time call data records are collected of traffic that passes through International’s switches worldwide. This information is used to help customers manage their traffic.

Real-time reporting allows instant decisions to support network continuity and quality. In the event of a network overload, traffic can be re-routed within minutes to ensure customers’ calls are delivered. If service issues do arise, International’s business management centre is on hand 24/7.

Mobile

The mobile suite offers operators solutions to meet the needs of all mobile operators. International offers operators voice termination, signalling and roaming capability. International is able to offer mobile operators access to end-to-end roaming solutions, enabling them to quickly expand their roaming propositions without major investment.

Data

International works with Gen-i and Wholesale to offer carrier-grade data services around the world, including private and

annualreport.telecom.co.nz /2008 19

public network solutions – all backed by an international network and extensive arrangements with key global partners.

A significant part of the international data network is the Southern Cross Cable. International helped to initiate and develop this powerful cable system and Telecom remains one of its three owners. With ownership of this network, International can be highly responsive to its customers’ growing data needs. The network provides fast, direct and secure bandwidth between Australia, New Zealand and the US. There are 28,900km of submarine cable, including 500 optical repeaters to boost signals; and 1,600km of terrestrial cable. There are nine cable stations (two in Australia, New Zealand, Hawaii and the US; one in Fiji) and an access point in California.

International also has ownership of several other cable systems to increase the reach and robustness of its service offerings.

Extensive arrangements with global partners provide local, regional and global connectivity. This includes co-location of routers in key internet exchanges, established peering arrangements within the New Zealand, Australia, Asia and US markets, and transit agreements with Tier 1 providers in Asia, Australia and the US.

Customers

International’s account management teams are the primary interface for customers, working closely with them and supported by International’s wider team. International has a customer base of more than 200 wholesale and retail providers.

Outlook

International has a number of new developments planned for 2008 that will allow it to further enhance mobile solutions, such as GPRS roaming exchange that will allow mobile operators to offer customers secure, reliable mobile data connectivity from anywhere, with worldwide GPRS and 3G roaming.

Retail

Overview: Telecom’s Retail division is focused on providing mass market products, services and support to consumer customers as well as SMEs.

As a full service provider, Telecom’s retail services include fixed line calling and access products; broadband, dial-up and online offerings; and mobile voice, SMS, content and data services.

As the established full service carrier, Telecom’s competitive position arises through its ability to provide customers with all their telecommunications needs – and Telecom believes that it has the experience and platforms to do this successfully.

Products and services

Broadband and internet services

Demand for broadband services in New Zealand continues to be strong, with the total number of New Zealanders using broadband surpassing the number of dial-up users during 2008.

Many of Telecom’s retail customers benefit from the recent network upgrades to ADSL2+, which is the latest generation of broadband access technology being rolled out to exchanges in Auckland, Wellington, Christchurch, Hamilton and Dunedin.

In May 2008 we signed an agreement with Thomson to supply us with residential broadband modems. Thomson modems allow customers to take advantage of ADSL2+ services.

Telecom’s joint venture with global internet brand Yahoo! has allowed delivery of improved online services and content to internet customers. This includes the portal www.yahooxtra.co.nz, which offers a range of online services in a localised way, including news, sport, entertainment as well as social networking and interactive tools.

A suite of free value-added services is provided exclusively to Telecom broadband and dial-up customers including enhanced email, a premium photo-sharing tool, and a PC security package. Whilst the initial launch of value-added services with Yahoo!Xtra encountered technical challenges and interrupted email access for some customers, Telecom worked to resolve these and gave affected customers an account credit, in addition to a donation to charity.

Telecom will continue to develop a range of online services for SMEs including software as a service (SaaS) products, a dedicated online portal and broadband modems ready for services with improved functionality, such as VoIP.

Telecom’s online shopping venture www.ferrit.co.nz provides access to more than a million products from a range of retailers. Customers can search, browse and compare product features and prices, and buy products from different retailers with one online transaction. During 2008 transaction volumes on the website grew on average 270% (compared with same period last year).

Mobile services

Mobile services comprise access and airtime charges for calls originating from Telecom’s mobile network (including international calls) and revenue from text and multimedia messages sent by Telecom customers, WAP services, wireless data services, paging, cellular equipment sales and other related services.

Telecom’s most popular range of mobile post-paid plans continues to be the FLEXI plans. The two plans FLEXI Mytime and FLEXI Anytime adjust to the minutes the customer uses every month. In June 2007 Telecom also launched a range of new mobile calling plans called Freetime, which are available to both consumer and business customers. Telecom’s texting plans $10 Txt and Boost Txt continue to drive the demand for Telecom prepaid mobile services.

Telecom has continued to develop its range of handsets. In 2008 Telecom introduced its new mobile phone brand called OKTA and four WorldMode roaming mobile phones. WorldMode gives

20 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

users the ability to access both types of mobile network (CDMA and GSM) in around 140 countries using their Telecom phone number and voicemail. The BlackBerry was the first WorldMode device with data capability, which allows customers to surf the internet, check email and use business-related applications.

Telecom’s roaming service offers zone-based billing, which simplifies roaming charges. Telecom sees an opportunity with Telecom’s WorldMode service to give New Zealanders a great roaming experience while overseas. The WorldMode services ensured that Telecom customers have options for roaming in Australia following Telstra’s closure of its CDMA network in Australia.

Telecom provides a range of WAP content for mobiles, including news and entertainment, video clips and a music store for downloadable music tracks. Telecom’s Music Store reached Two million music tracks downloaded in February 2008.

Telecom completed the upgrade to its EvDO Mobile Broadband network with ‘Rev A’ technology in November 2007. The NZ$18.5 million rollout of Rev A, which began in December 2006, provides greater download and upload speeds for customers. Telecom provides an extensive mobile broadband network in New Zealand, and the service is being increasingly used outside the main urban centres. As detailed in Network and Systems, Telecom is aiming for a phased launch of its WCDMA network before the end of the 2008 calendar year with services available to customers in the 2009 calendar year. In April 2008 Telecom entered into an agreement with Brightstar to deliver Telecom’s mobile devices and supply chain services. Brightstar, headquartered in Miami, is one of the largest wireless device distribution, logistics and supply chain solutions companies globally.

Fixed line access and calling services

The most popular residential products are the Anytime suite of plans – which provide both access and calling. Anytime and Anytime Plus remove the peak versus off- peak distinction and offer a range of discounted and capped prices for domestic and international calls.

The range of Talk It Up bolt-on residential calling plans is designed to give New Zealanders options. Talk It Up Down Under is for customers who make the majority of their calls nationally and to Australia. Talk It Up Overseas includes ten calling destinations around the world, and Talk It Up Neighbouring Area is for those who like to call close to home.

Telecom’s fixed-to-mobile calling plan, Freedom, allows residential landline customers to select designated Telecom mobile numbers and make as many calls as they like between the landline and mobile for just NZ$10 a month per mobile.

In the SME market Telecom’s most popular service is Business Time, which is the choice of 82% of Telecom’s business customers. The service provides a business fixed line calling plan, which combines customers’ monthly line rental with low cap calling, and is designed to bring more certainty to SMEs’ businesses. SMEs benefit from capped calling rates from their Business Time landline to national and Australian landlines and Telecom mobiles.

Customers

Broadband and internet services

As at 30 June 2008 Telecom had 437,000 residential customers using Telecom broadband and 163,000 residential customers using dial-up.

At 30 June 2008 Telecom provided 70,000 Telecom broadband lines to SME customers.

Recent research with this market shows SME customers are doing increasing amounts of activity online. Of Telecom’s SME customers with broadband, more than 50% have a website and approximately 60% use a domain name.

Mobile services

Telecom had 2.2 million consumer mobile customers at 30 June 2008, made up of 1,334,000 prepaid customers and 842,000 post-paid customers.

Fixed line access and calling services

Telecom had 1,188,000 residential access customers as at 30 June 2008. In the business market Telecom provides 246,000 access lines to businesses as at 30 June 2008.

Competition

Telecom is currently a leader in most parts of the core communications market in New Zealand except mobile services (based on revenue), and retaining relatively high access market share remains an important priority.

Broadband and internet services

The competition for broadband subscribers is increasingly fierce, with competition from a range of fixed line and wireless operators. In response Telecom launched a variety of offers, such as lower monthly charges and free modems, to attract new broadband customers in 2008, particularly focused on converting dial-up customers. Strong competition is expected to continue on the back of UCLL and UBA activity.

Mobile services

Telecom has successfully increased connection numbers in the New Zealand market, and the launch of OKTA mobile brand assisted in achieving connection objectives over the competitive Christmas 2007 period.

Uptake of number portability has been lower than anticipated, with the majority of new ported customers coming from the small business market. Awareness of number portability appears to be low amongst consumer customers and presents an opportunity for Telecom when the new mobile network launches.

Competition in the post-paid market was affected by Telstra’s CDMA closure. However the demand for Telecom’s WorldMode phones has been strong. Free handsets and special pricing have enabled Telecom to maintain its market position but have led to a decline in mobile handset and roaming revenues.

The launch of a third mobile entrant is expected in 2009 and is likely to lead to competitive pricing to stimulate demand.

Fixed line access and calling services

Bundled low price offers that include access, calling and broadband from our competitors have significantly increased competition in the fixed line access market. The introduction

annualreport.telecom.co.nz/2008 21

of UCLL and UBA services is expected to further increase competition in the future. In response, Telecom re-launched discounted calling offers and focused on customer retention. The launch of fixed line substitution products by competitors has not had a significant impact on the New Zealand market to date.

Marketing channels

The majority of consumer customer interaction is through a range of phone and online channels (primarily via Telecom’s website). The interactions include sales, after-sales service, faults, billing, credit and 0800 issues. Telecom has approximately 2,500 service representatives staffing its sales and support helpdesks (as at 30 June 2008) and phones are answered 24 hours a day, every day of the year.

As at 30 June 2008, Telecom had a network of more than 130 retail stores nationwide made up of Telecom’s own retail stores as well as dealer outlets dedicated to Telecom products and services. A number of Telecom’s products are also available through mass market retailers such as The Warehouse, Noel Leeming Group, Dick Smith, Harvey Norman and Smith City.

Telecom’s online channel www.telecom.co.nz allows customers to browse, buy and change many of their services online. Use of the online channel continues to grow with recent broadband promotions seeing online orders reaching as high as 65% of broadband sales made.

Outlook

Telecom expects strong execution of sales, marketing and product development initiatives will be required to enable future growth. The changing face of the telecommunications marketplace means customers have increasing choice of providers, technology, products and offers. In this environment Telecom’s objective is to win and retain customers with simple and compelling communications products and offers that provide more value and superior levels of service and support. Price-based competition is likely to continue in fixed calling and to accelerate in mobile calling, and regulatory scrutiny will remain a feature of the communications landscape. The changing revenue mix and competitive pressure will continue to place margins under pressure.

Gen-i

Overview: Gen-i integrates IT and telecommunications services to provide converged ICT solutions for clients across New Zealand and Australia, with more than 3,000 people across 17 locations in New Zealand and Australia as at 30 June 2008.

Gen-i’s business is to deliver business outcomes for its clients through ICT. Gen-i takes world-leading technologies and combines them in a way that produces a business advantage for clients. For the 2007 calendar year Gen-i held its position as the market share leader with 12.5% of the New Zealand IT services market (based on revenue, IDC New Zealand IT Services Tracker, 2007).

During 2008 Gen-i continued to grow its presence in Australia. In conjunction with AAPT as the third largest operator in the Australian telecommunications sector by revenue, this provides a platform to offer trans-Tasman and local clients solutions for their IT and telecommunications needs.

Products and services

Since purchasing Gen-i in 2004, Telecom has set out to provide trans-Tasman ICT solutions for Australasian companies. Gen-i provides all or part of a business customer’s IT and communications solutions and services covering:

Managed voice, data and mobility services: network-based voice and data switching products including IP-based networks and IP telephony as well as fleet management of mobile phone networks and new wireless-based technologies

Managed IT services: managed customer infrastructure (eg, desktop and end-user devices), managed storage and security services, hosting and application development and support

IT outsourcing: incorporating a range of the above solutions and managing on behalf of the customer either on the customer’s or Telecom’s premises

Business process outsourcing: leveraging networks to manage customer business processes in areas such as superannuation administration, training, insurance policy processing and the automotive community

Procurement of hardware and software, including software and contract management services

Professional services and consultancy: our consulting services aim to help clients to achieve value from their ICT investment.

These services are supported by access to telecommunications infrastructure in both New Zealand and Australia through the wider Telecom group.

In 2007, Gen-i established Davanti Consulting, an independent business consultancy. Davanti combines in-depth industry expertise, practical tools and innovative thinking to assist organisations to align their business and technology investments with strategic objectives.

Gen-i’s trans-Tasman capability has seen clients ask Gen-i to support their organisations across both markets. For example, the Norfolk Group has extended its relationship in New Zealand into a trans-Tasman relationship that now sees Gen-i provide converged telecommunications and technology services to 110 sites across Australia.

Nearly 10% of clients already work with Gen-i in both countries. Gen-i takes a strategic approach to developing products and services for clients across a variety of sectors. Gen-i regularly approaches its key partners to look for new offerings and solutions to share with clients.

22 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Gen-i develops these offerings based on feedback from clients on their current and future needs. For example, in the Government sector Gen-i developed the Tahi programme, which treats Gen-i’s 300 Government clients as one and enables it to address the unique business drivers of these clients and deliver real economies of scale.

Gen-i is investing in new converged solutions that integrate mobile communications technologies with existing IT infrastructures to give clients a competitive edge.

At Gen-i, the framework used to guide the delivery process is a system called IT Information Library and we use Lean Six Sigma as well. This is a combination of the Lean Manufacturing methodology developed by Toyota and the Six Sigma system developed by Motorola. Both methodologies have a focus on improving outcomes for customers.

Customers

During the year, Gen-i signed new business with clients in New Zealand including Ministry of Justice, Ministry of Social Development, ANZ National, Fulton Hogan, Yellow Pages Group, Adecco, Christchurch City Council, Westpac, Norfolk Group, ACC (Accident Compensation Corporation) and TVNZ.

Gen-i’s Australian business continued to gain traction, winning or re-signing contracts with clients including Norfolk Group, Goodman Fielder, Lion Nathan, Aon, Australian Stock Exchange, Sydney Ports, NSW Police, IAG, National Heart Foundation, Sydney Water, Department of Primary Industries and OfficeMax.

Gen-i continues to consider potential strategic alliances and acquisitions that will complement organic growth. In early 2008, Gen-i purchased Computer Plus Otago, formerly its Dunedin-based franchise, creating a new ICT business for the Otago region.

Marketing and channels

Gen-i has a direct client relationship model designed to foster long-term and sustained relationships with clients. It appoints dedicated client teams to build and retain industry knowledge and simplify lines of communication and offers clients expertise and accountability.

Gen-i’s eight franchise offices across New Zealand are seamlessly integrated, and extend reach to clients located outside the major centres.

Outlook

Gen-i has set itself the goal of becoming Australasia’s leading ICT services provider. With a focus on service delivery and margin maturity, Gen-i believes that it can continue to leverage its ICT capability to deliver end-to-end solutions.

Gen-i believes it can leverage the experience in New Zealand to expand in Australia, using Gen-i’s scale to offer repeatable, managed solutions for the mid-market business segment, particularly for clients with a trans-Tasman focus.

Telecom believes growth in the IT services sector is likely to outstrip the other industry sectors in which Gen-i competes. Telecom expects this growth will be driven primarily by volume growth in the demand for new services. This is based on the view that customers will continue to seek efficiency improvements through technology, particularly in the enterprise market, and integrators will increasingly become an important channel for communications needs. In terms of price, Telecom expects fragmentation in the industry will continue to drive price-based competition, maintaining pressure on margins.

Technology & Shared Services

Overview: Telecom’s Technology & Shared Services (T&SS) team maintains and develops all of Telecom’s New Zealand shared IT and network operations. The team ensures Telecom’s IT, infrastructure and architecture are aligned with the company’s business objectives.

In addition to the core technology teams, the Shared Services function supports Telecom in areas such as accounts payable, procurement and supply chain, provisioning, billing, engineering, operations and information management.

With a view to enabling the business, the T&SS team has realigned itself to reflect the needs of its internal customers and the requirements of operational separation. At the heart of this transformation was the business’ need for T&SS to strike the right balance between customer intimacy, scale and efficiency. And in Telecom’s new operationally separated environment, the lines of business have their own capital and financial accountabilities, giving them an enhanced influence over all the services that are critical to their success.

Made up of nearly 2,000 permanent employees spread throughout New Zealand, T&SS’ role is fundamental to Telecom’s success, playing an integral part in all of its key focus areas.

Products and services

With a combined focus on near-term performance and long-term health, T&SS has focused on strategic objectives that enable success for its customers.

Enhancing the near-term performance of Telecom platforms and applications enables a stepchange to lower cost and rapid speed to market, whilst enabling stakeholder commitments to be met. An example of this was the successful decommissioning of a legacy billing platform – migrating Telecom’s data products such

annualreport.telecom.co.nz/2008 23

as broadband, SchoolZone, and Remote Office to operate on one platform – Singl.eView

One of Telecom’s priorities is to protect and grow traditional product and service revenues through a focus on high-value customer segments. T&SS operates, supports and delivers technologies and business operations that enable Telecom’s customer-facing business units to do this.

By delivering operational and financial efficiency and effectiveness, T&SS has driven continuous improvement to achieve lower near-term operating costs and greater value for its capital spend. To achieve economies of scale, T&SS has maintained a shared services group for functions that operate across the organisation.

T&SS has invested, and will continue to invest, in infrastructure and capability that should enable Telecom’s transformation to lower operating costs, deliver rapid speed to market and provide synergies across products.

T&SS is involved in Telecom’s major technology projects that have continued to gain momentum in 2008.

Primary line voice replacement

Development of the replacement of Telecom’s traditional fixed PSTN voice services platforms and migration of customers onto a new calling platform continued in 2008, with a view to meeting the Undertakings voice service migration tracking milestones in 2009.

Wideband CDMA mobile upgrade

The development continued in 2008 of Telecom’s new WCDMA mobile network. Telecom is planning to have the new network operational before December 2008, with services launched to customers in the 2009 calendar year, using WCDMA technology to enable faster mobile data speeds, access to better handsets, and new roaming revenues.

Outlook

Developing technology to support transformation has been the major focus for T&SS in 2008, with significant progress made towards the future key deliverables of replacing Telecom’s mobile and fixed networks and meeting the regulatory Undertakings.

Operational separation was introduced in 2008, so the focus was on making sure T&SS people understood what was required of them in the new separated environment. Near-term business milestones to be completed in 2009 include:

The completion of a business-to-business gateway pilot

Finalising inventory manager design specification and sales order manager requirements – some of the building blocks in customer, resource and service management that T&SS must complete to transition regulated services to the equivalence of inputs standard, whereby all access seekers are treated equally.

AAPT

Overview: AAPT is one of Australia’s largest telecommunications carriers by revenue and one of only three Australian telecommunications providers to own and operate its own national voice and data network. AAPT offers local, national and international voice, data, mobile, and internet services to corporate, Government, wholesale and residential customers.

AAPT has an exclusive wholesale arrangement for iiNet’s ADSL2+ network, which means it can offer DSL coverage in approximately 320 exchanges across all major Australian cities and large metropolitan areas, such as Newcastle, Wollongong and the Gold Coast (excluding Hobart and Darwin).

The benefit of owning infrastructure, coupled with the iiNet arrangement, means that AAPT is not as dependent on reselling services from Telstra as non-infrastructure, or limited infrastructure-based, competitors.

AAPT owns and operates a fibre optic network, including a national high-bandwidth fibre optic backbone over a combination of AAPT and Optus networks that links 63 points of presence in state capitals and regional centres.

AAPT interconnects with Telstra in 66 major exchanges to supplement its backbone infrastructure and for last-mile access (call collection) to customers. In major cities and metropolitan areas AAPT delivers fibre optic cable to 1,145 buildings for corporate and Government users and supplements this coverage with an extensive business-grade DSL network to also offer access for SME customers.

AAPT’s goal is to deliver growth through on-net and service-layer strategies together with focused product and channel strategies. On-net means customers are connected to AAPT’s network, which means that AAPT access, backhaul and transmission infrastructure is utilised to carry and deliver the customer’s voice, data and internet traffic, although the final connection to the customer’s premises may utilise a combination of AAPT’s fibre access or Telstra’s copper and fibre access infrastructure AAPT’s service orientation requires a proportionately higher investment in information systems, people capabilities and a detailed understanding of niche market segments, thus differentiated pricing, service and delivery models. AAPT is rationalising existing products and channels to increase ‘go to market’ effectiveness and efficiencies.

24 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Products and services

AAPT provides a range of fixed voice, data, internet and mobile telecommunications services to consumer, business, corporate, Government and wholesale customers.

Line rental

AAPT offers a complete range of traditional telephony services (POTS, basic rate ISDN and primary rate ISDN) into the business and wholesale channels.

Local service

AAPT only generates a limited amount of local service revenue in Australia owing to the limited number of customers currently directly connected to its infrastructure. It is expected that the proportion of these customers will increase over time in line with the on-net strategy.

National calling

AAPT provides a range of voice services to consumer customers, to all Australian and international destinations. In addition, existing long-distance customers who have pre-selected AAPT are automatically provided with fixed-to-mobile services, as long distance and fixed-to-mobile services are not unbundled in Australia. Calls made from fixed-wire phones to mobiles are carried over AAPT’s network, and terminated on a mobile network. AAPT pays an interconnect fee to mobile operators to terminate calls on their networks.

International calling

International calling revenue is primarily derived from long-distance traffic carried by undersea cable or by satellite to and from Australia, both for retail customers and for wholesale customers, such as calling card providers.

Interconnection

Interconnection revenue arises where AAPT terminates calls originating on other carriers’ networks, be they fixed or mobile, to a directly connected AAPT customer.

Mobile

AAPT retails mobile services as a reseller of Vodafone Australia mobile products. In November 2001, AAPT and Vodafone Australia signed a network services agreement whereby AAPT purchases capacity at wholesale prices and connects to Vodafone Australia’s network while continuing to market its mobile services to customers through the AAPT brand. AAPT no longer actively markets mobile as a stand-alone product, now selling mobile predominantly in combination with fixed line products.

Data

AAPT owns and operates a large, secure, IP/MPLS network that is used to provide nationwide internet, Ethernet and IP VPN services. This network supports AAPT’s VoIP services, and forms a central part of its strategy of moving towards an all-IP network that will consolidate all internet, IP VPN, Ethernet and voice services onto a single transport infrastructure.

Broadband and internet

AAPT derives revenue in the consumer and small enterprise market by providing dial-up internet access as well as broadband service (DSL), both on its own infrastructure (on-net) and reselling Telstra’s services. These services are primarily marketed as part of a bundle with voice services. The business division derives revenue from providing internet access to corporate and public sector customers, whilst the wholesale division generates revenue by wholesaling services to other ISPs, which in turn resell their services to retail customers. In the business market, AAPT delivers internet access via its own broadband network, as well as reselling both Telstra and Optus services and direct connections for their IP-VPN and data services.

In October 2007, AAPT launched a new residential ADSL2+ broadband service – AAPT LiveNet, which is expected to deliver download speeds of up to 20Mbps in large metropolitan areas around Australia. Customers can choose to sign up to a 24 month contract or a flexible contract-free deal. Pricing starts from A$29.95 per month for a bundled voice and 1GB monthly usage broadband plan. Once download limits are reached, speeds are reduced but customers are not charged for excess usage.

Resale services

AAPT resells Telstra’s local call services to customers not directly connected to its network. This service is principally marketed to customers as part of a bundle, with other services, particularly calling services. Targeting full-service customers continues to be an important strategy for AAPT’s consumer business, given the positive effects of full service on churn reduction.

VoIP

AAPT currently has multiple product capabilities to provide VoIP services to customers. A process of rationalising VoIP products is under way to integrate the legacy product offerings of AAPT and PowerTel.

Customers

AAPT targets customers with bundled offers that build scale around AAPT’s voice and IP infrastructure. It has continued to grow the percentage of customers who have taken up such offers. In line with this strategy to transition residential customers to bundled services, the consumer mobile base (post-paid and unbundled) of approximately 35,000 customers was sold in July 2007 for NZ$7 million.

New consumer customers are acquired predominantly through inbound channels. Targeting existing customers for bundled offers is done using both outbound and inbound campaigns from AAPT’s own call centres.

As part of the service layer strategy, the business has invested in a back-end transformation programme (Hyperbaric). The aim is to provide enhanced service capability for AAPT, adopting efficient operating models and processes.

The new technology enables the consolidation of hundreds of back-end systems to one state-of-the-art web interface, allowing AAPT to deliver simple product offerings that provide customers with attractive deals as quickly as the market demands them. AAPT commenced the mass migration

annualreport.telecom.co.nz/2008 25

of customers from the legacy platform to the new billing platform in the second half of the 2007 calendar year. Due to an unexpected increase in call volumes as customers were transferred, the Sydney-based contact centre experienced significant call-queue wait times in dealing with customer queries, resulting in a temporary degradation of grade of service. These issues were resolved mid-February 2008, with call volumes and service levels returning to acceptable levels and remaining constant to date. The migration strategy for the remainder of the customer base has been revised to ensure a much more robust, seamless transition, with customers being reactively migrated (ie, when new products and services are added or altered) in a phased approach through to the end of 2009.

AAPT Business Solutions offers a full suite of flexible communications solutions for the voice, internet, data, mobility, hosting and call centre requirements of corporate and public sector customers.

Marketing channels

Marketing communications programmes are delivered through traditional channels including advertising, face to face, direct mail and telemarketing. Cross-selling and up-selling of services is achieved through in-house call centres. In the first half of the 2007 calendar year, AAPT ceased using external outbound call centres and door-to-door channels because of the high customer churn from these channels.

Competition

There are currently three main competitors to AAPT – Telstra, SingTel Optus and Vodafone Australia – as well as other competitors such as Hutchison Telecommunications (Australia) limited. More than 200 smaller competitors exist that principally resell Telstra wholesale services to residential customers. The local call market remains dominated by Telstra, as it owns most of the domestic local loop network. Interconnection with Telstra’s local loop is necessary for competitive carriers, including AAPT, to offer many telecommunications services.

There is significant competition in the provision of long-distance national and international voice and mobile telecommunications services, and long-distance national and international data services to businesses. Price reductions, which have already been seen in the market for long-distance and local fixed wire services, are expected to continue.

The pricing pressure in both voice and data segments of the market have recently impacted the performance of all market participants. This has resulted in the exit of some smaller participants and consolidation among other participants. With a fibre and broadband reach that extends as far as its main competitors in the five major metropolitan cities in Australia, AAPT is positioning itself in both the consumer, business and wholesale markets as a credible alternative telecommunications service provider.

Outlook

As part of its integration with PowerTel, AAPT has ended Alcatel-lucent’s contract to manage its network. Management of the network is now in-house. AAPT expects this will result in a reduction in network management-related costs and an increase in overall control over the network.

In 2009 AAPT will focus on sustainable and profitable revenue growth and reduction in operating costs, such as consolidation of IT systems and infrastructure consolidation, new product initiatives, and new network platforms.

26 TELECOM ANNUAL REPORT 2008

Company Review

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Company review

Networks and systems

Transformation – simplifying our infrastructure: As discussed in Strategy, Telecom’s transformation programme includes three major infrastructure projects.

Fibre-to-the-node: Telecom expects to roll a fibre network out over the next four years. Telecom has developed a detailed rollout plan for the next two years that has been published to the industry and committed to as part of the Undertakings.

New mobile network: Telecom is planning a phased launch of its WCDMA mobile network from December 2008. During 2008, rollout plans were finalised, sites were acquired and plans were made to optimise the investment in the CDMA network to reduce any duplication as WCDMA is deployed.

Next generation network: Telecom expects to migrate customers from the traditional PSTN fixed voice services platform to an all-IP platform and Telecom has made firm commitments in the Undertakings to finish this by 2020. IP is a communications protocol that is used to connect hosts on the internet and has effectively become a de facto standard for transmitting data over networks.

The development of IP should enable a move away from the current model of specialised devices accessing dedicated services using proprietary platforms, towards more versatile devices that will access multiple services across common infrastructure.

Network assets

New Zealand

Transmission infrastructure

Telecom’s transmission infrastructure connects more than 400 exchanges nationwide. Fibre optic transmission systems deliver 95% of Telecom’s transmission capacity. More than 900 radio systems, however, still serve remote rural areas, provide partial diversity and have a significant role in Telecom’s disaster recovery plans.

Public Switched Telephone Network

Telecom provides fixed line and value-added fixed line voice services over its PSTN network. The PSTN services analogue lines, ISDN lines and Centrex lines. Smartphone services (or value-added fixed line voice services), which include call waiting and calling line identification, are available in most areas. Telecom is planning the replacement of the PSTN network with an IP-based solution via the NGN project.

Integrated Services Digital Network

Telecom’s ISDN is a digital switched service and is capable of transmitting voice, video and data from one location to another. Telecom ISDN lines have the flexibility of the standard telephone network, with additional high quality, fast and reliable digital transmission. Telecom ISDN services are available in most areas.

Broadband and IP networks

Telecom operates a high-speed internet access service based on both copper-based DSL and fibre-based technologies. The Telecom broadband network is available to approximately 95% of Telecom’s customers.

Telecom has embarked on a three-year project to improve the broadband experience for its customers through the use of third generation ADSL2+ technology. Once this work is completed 80% of customers are expected to have access to a DSL service of 10Mbps or better.

Telecom has extended its fibre optic IP network to customer sites in metropolitan and some regional areas. Telecom delivers a number of IP and wideband Ethernet-based services on these fibre optic cables. The deployment of fibre to the premise has begun in most major greenfield residential subdivisions.

IP/MPLS

Telecom has built a large scale IP/MPLS-based network that provides the connectivity backbone for virtually all of Telecom’s current services, with an extensive service footprint. Telecom continually invests in its expanding IP/MPLS-based network, in the underlying transport and information systems to ensure that customer service demands are met.

This network provides the capability to deliver Telecom’s flagship One Office IP data services for corporate customers and has been used for backhaul of core data traffic for other services, such as broadband and dial-up. Further investment is being made to deliver end-to-end quality of service and support multi-service single access delivery models, whereby multiple services will be delivered over a single physical access, including voice, data, internet and other services.

Mobile networks

Telecom offers prepaid and post-paid mobile phone services with a CDMA mobile network offering both voice and packet data services. Telecom closed down its nationwide TDMA network on 31 March 2007. Telecom is creating a new WCDMA network that is planned for a phased launch in the 2008 calendar year with services available to customers in the 2009 calendar year. Telecom’s rollout plans to date have been based on a two-tier strategy using 2G technology (850MHz) in rural

annualreport.telecom.co.nz/2008 27

areas and 3G (2100MHz) in main urban centres. Telecom is currently evaluating options, including a national 3G rollout using 850MHz.

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

The Telecom voice mail system has both fixed line and mobile voice mailboxes and also supports non-messaging IVR call prompting services.

Australia

AAPT operates large national voice and data telecommunications networks.

Transmission infrastructure

AAPT has high bandwidth transmission capacity linking Cairns, Brisbane, Sydney, Canberra, Melbourne, Adelaide and Perth. AAPT has the option to upgrade the capacity using the existing fibre pairs under its contract with Optus. The remaining term of the contract for capacity is 17 years.

AAPT has additional owned and third party transmission of approximately 2,100km of inland fibre between Brisbane, Sydney, Canberra and Melbourne, with 24 regeneration huts along the path. This owned system has been upgraded and currently has commissioned 20G of capacity between Brisbane and Sydney and 30G of capacity between Sydney and Melbourne. To protect this single path of transmission, 10G of geographically diverse capacity between Brisbane, Sydney and Melbourne was activated on the Nextgen network in May 2007 under a four-year agreement.

PSTN

AAPT’s voice network consists of twelve major switching sites, a site located in Sydney for technical development and testing purposes, and includes one softswitch with large media gateways deployed in major capital cities to support VoIP services. The voice switches also provide local number portability functionality.

Intelligent network

AAPT’s intelligent network uses Alcatel service control points in Sydney and Melbourne. The intelligent network provides toll-free numbers (ie, 1800, 13 and 1300), and presence as well as mobile number portability and inbound number portability services.

AAPT uses Alcatel’s signal transfer point system for signalling within AAPT’s PSTN, intelligent network and for signalling to other carriers’ networks. AAPT’s intelligent network from eServeglobal similarly provides toll-free services, and advanced IVR capacity is provided via a Holly platform, both platforms are redundantly deployed across Sydney and Melbourne.

Broadband access

AAPT operates various broadband accesses to provide services in Australian states’ metropolitan capital city areas.

AAPT’s access infrastructure includes DSLAMS across metropolitan Australia and an exclusive wholesale arrangement with iiNet for ADSL2+ services. When combined, the unique footprint serves more than 320 exchanges across key capital cities in Australia. A DSL infrastructure is used to deliver voice and data services. In addition to its national inter-capital backbone, AAPT has central business district and metropolitan fibre networks in all of Australia’s capital cities.

Data and IP network

AAPT’s nationwide data and IP network consists of an MPLS core, MPLS edge, ATM/frame relay, MPlS-enabled Ethernet edge and regional frame relay infrastructure for its data network, in addition to the Router infrastructure deployed to provide internet services. The MPLS Core router-based network is used for delivery of both internet services of IP-based services such as IPvPN, Internet and VoIP. The ATM/frame relay network provides frame relay services and aggregation of the LMDS, DSL, TDM voice services, exchange-based backhaul and various in-building services to third parties.

Hosted VoIP

AAPT has had a hosted VoIP platform since 2002. The BroadSoft platform enables AAPT to host and manage customers’ telephony services using IP.

International

Telecom’s international network has been designed to maximise the performance and delivery of telecommunications services from its customers in New Zealand and Australia to the rest of the world. Telecom is connected to approximately 510 international telecommunications operators. The international network is 100% digital.

Cable systems

Telecom is a cable owner, or a purchaser of capacity, in a number of Pacific and Asian cable systems including:

TASMAN 2, linking Australia and New Zealand

SEAMEWE 3, linking Japan through South East Asia, via the Middle East to Western Europe, with a link from Singapore to Australia

TPC-5, linking Japan to US via Guam and Hawaii

China-US, linking China and US

A-PNG-2, linking Papua New Guinea to Australia

Atlantic Crossing, linking US to the United Kingdom.

In 1998 Telecom joined with SingTel Optus and WorldCom (now verizon) in an investment to build and operate the Southern Cross trans-Pacific submarine optical fibre cable, linking Australia, New Zealand, Fiji, Hawaii and the West Coast of the US. Southern Cross provides international capacity for growth of traffic generated by data services, including internet traffic, and commenced operations in November 2000. Telecom has a 50% equity investment in Southern Cross Cables limited.

28 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Satellite services

Telecom owns satellite earth stations at Warkworth, Waitangi in the Chatham Islands, and Scott Base in Antarctica, which are operated and maintained by Kordia Limited. These satellite earth stations provide telecommunications services via Intelsat, Asiasat, Optus and New Skies PANAMSAT to destinations not generally served by international submarine cable systems.

Global Gateway Internet Service

Global Gateway Internet Service is Telecom’s managed IP Internet access service enabling access for New Zealand and Australian wholesale and retail customers (business and consumer) to global internet services via its international links (primarily Southern Cross cable systems).

Points of Presence (PoPs)

Telecom operates points of presence in Australia, the US, the United Kingdom, Japan and Singapore to obtain better options for its Australian and New Zealand retail customers, while generating new business with carriers seeking competitive wholesale pricing into Australia and New Zealand and the rest of the world.

Other

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

Estate assets

Telecom’s network-related property portfolio in New Zealand consists mainly of telephone exchanges, microwave radio stations, mobile phone sites, and multi access and other minor radio sites. Most of Telecom’s telephone exchanges and radio stations are owned freehold. Other operational sites are occupied through leases, licences and easements. A significant proportion of these are mobile phone sites. In Australia, Telecom leases major network switch sites, call centre operations and signage.

Internal operating systems

The CRM system Telecom uses is based on ICMS and other systems (for example, Vantive and Oracle for data warehousing). This has been enhanced to allow for improved access to customer information for customer services representatives. Telecom is currently replacing its Vantive applications with new solutions, owing to Vantive now being an end-of-life product, and enhancing the capability of its core enterprise data. In addition, Telecom is continuing the upgrade of its billing systems. The ICMS billing system is expected to remain in operation as the new billing environment is progressively rolled out.

Spectrum licences

Telecom holds various Spectrum rights in New Zealand that are used for the provision of mobile services. See Regulation for details.

Regulation

New Zealand regulatory environment

Telecom is operating in an increasingly regulated market environment in New Zealand and is engaged in significant regulatory processes. The implementation of regulated services include local loop unbundling, the meeting of operational separation requirements (which took effect on 31 March 2008) and the development of accounting separation and information disclosure about the operation and behaviour of its network, wholesale or retail business activities as if those activities were operated as independent or unrelated companies using methodologies (including allocation methodologies) chosen by the Commerce Commission.

Principal regulators and the regulatory regime

Regulatory body

The principal regulator is the Telecommunications Commissioner (the Commissioner), who oversees the regulatory regime provided for by the Telecommunications Act and sits as an industry-specific branch of the Commerce Commission, New Zealand’s competition regulator. The Commerce Commission in New Zealand (Commission) is the competition (antitrust) and consumer protection body. The Commission also operates under a number of pieces of legislation specific to the telecommunications industry. The Commerce Commission is also responsible for consumer protection laws (including the Fair Trading Act 1986 and Consumer Guarantees Act 1993).

Overview of telecommunications regime

Under the Telecommunications Act 2001 (The Act) the Commissioner is appointed as a member of the Commission and has various regulatory powers under the Act. The Act contains a schedule of network and wholesale telecommunications services (including resale of retail services and wholesale input services) which may be regulated upon application by another provider or upon the Commission’s own initiative. Most services can be price regulated (and retail minus or cost-based pricing methodologies are specified). Some services may only have non-price terms determined. The additions, alteration or removal of services from that schedule may be made by the Minister of Communications and Information Technology after consideration of a recommendation from the Commission. The Act also provides a mechanism where an access provider can supply a service to all access seekers under a voluntary and enforceable undertaking to the Commission (avoiding the need for regulation) on terms and conditions agreed between the

annualreport.telecom.co.nz/2008 29

access provider and the Commission. Regulatory decisions may be appealed on questions of law only or by judicial review.

The Act was significantly amended in December 2006 increasing the scope of regulation and including the addition of increased enforcement powers. The legislative amendments also provided a process for the operational separation of Telecom by way of undertakings agreed between the Government and Telecom. A legally binding set of operational separation Undertakings were finalised and took effect on 31 March 2008.

Overview of competition law

The Commerce Act 1986 prohibits various forms of restrictive trade practices in New Zealand. These include entry into contracts, arrangements or understandings that have the purpose, effect or likely effect of substantially lessening competition in a market. Price-fixing and resale price maintenance are deemed to have the effect of substantially lessening competition and are, therefore, prohibited by the Commerce Act. After investigation, enforcement may occur through litigation taken by the Commission in the courts. Any person who has a substantial degree of market power is also prohibited from taking advantage of that market power for an anti-competitive purpose. The Commerce Act further prohibits the acquisition of the assets or shares of a business that will substantially lessen competition in a market.

The Commission is responsible for determining whether or not to ‘clear’ business acquisitions through a voluntary clearance regime and by reference to a substantial lessening of competition test. It may authorise a restrictive trade practice or business acquisition if the public benefits of the practice or acquisition outweigh any substantial lessening of competition.

Issues managed by the Government

Spectrum (through the Radiocommunications Act 1989) and universal service obligations (through the Telecommunications Service Obligation (TSO) deed) are managed by the Government. The constitution of Telecom contains obligations requiring Telecom to ensure the availability and affordability of basic telecommunications services for New Zealanders (the Kiwi Share Obligations). Aspects of the Kiwi Share Obligations were re-negotiated in 2001 at the time of the implementation of the The Act and a TSO framework was put in place. The Kiwi Share Obligations were subsumed in a TSO deed between Telecom and the Crown, which records the following obligations:

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

The obligation that line rental for local consumer telephone service in rural areas will be no higher than the standard rental and Telecom will continue to make local consumer telephone service widely available; and

In addition, under the TSO deed, Telecom is required to meet certain minimum standards for dial-up connection to the internet from consumer phones.

The Commission has a role in relation to the annual calculation of the TSO cost. The loss is then shared between industry participants in accordance with their share of liable revenue.

In relation to the Government’s intentions to review the TSO, the Minister of Communications has recently proposed a terms of reference for bilateral discussions with Telecom on amendments to the existing TSO deed between Telecom and the Crown. The proposed terms of reference include discussions on increased transparency of TSO-related activities, replacing the existing TSO cost calculation performed by the Commission with an agreed specified amount, and the addition of investment requirements on Telecom as the TSO provider. Telecom has yet to respond to the Minister’s proposal.

There are a number of Government initiatives and reviews currently pending in New Zealand, including issues such as the Telecommunications Service Obligation, rural broadband, broadband investment funds and digital strategy objectives. There is also a review pending that relates to broadcasting and convergence. It has raised for discussion the possibility of a converged regulator and/or further issues being moved into the role of the Telecommunications Commissioner.

Operational separation Undertakings

The introduction of Telecom’s Undertakings has created a significant change in Telecom’s regulatory environment. The comprehensive set of Undertakings on operational separation were finalised on 31 March 2008 and represent a set of legally binding obligations. The Undertakings apply to ‘relevant services’, which are defined by reference to fixed network access services and wholesale fixed services. Key dates under the Undertakings include:

31 March 2008 – Telecom’s separation plan became legally enforceable and the access network services unit (Chorus) established and wholesale services realigned

1 July 2008 – remaining organisational implementation requirements completed by Telecom and Independent Oversight Group (IOG) appointed

As soon as possible – Telecom migrates to self-consumption of UCLL and UBA products and prices

1 January 2009 – IP Interconnection becomes a regulated service

December 2009 – business-to-business gateways supporting equivalent business transactions to be launched by Telecom. All resale services meeting resale equivalence standard

By 2011 – all UCLL and UBA services fully equivalence of input compliant. Equivalence of input means that Telecom provides the same service to itself and service providers on the same time-scales and on the same terms and conditions (including price and service levels). The same systems and processes must be used and the same commercial information about the service, systems and processes must be provided

By 2020 – all Telecom customers are to be migrated off PSTN services and Telecom is to have ceased selling PSTN services to customers.

30 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

The Undertakings

Provide for a robust operational separation of Telecom’s fixed network into an access network unit, a wholesale unit, and retail units, all acting at arm’s length from each other (and in the case of the access network unit, on a standalone basis).

Govern how Telecom provides certain services offered by Telecom’s fixed network into an access network unit and wholesale unit.

Provide for a staged implementation of equivalence requirements on key fixed network access and wholesale services with dated milestones. Some milestones are tracking milestones, which are not enforceable, while others are enforceable by the Commission. The staged implementation includes:

A migration plan for UCLL, UCLL co-location and UCLL backhaul to meet the equivalence of input standard. Various moves to selfconsumption by Telecom business units are set out in binding milestones through to 31 December 2011. The migration plan in relation to UCLL co-location has enforceable milestones as at 31 December 2008

A migration plan for UBA and UBA backhaul services. This includes selfconsumption to a particular standard by Telecom business units for services that are provided to new customers by 31 December 2009 and migration of all retail broadband customers by 31 December 2011 to a retail service consuming UBA as an input.

Provide for significant acceleration of Telecom’s cabinetisation and NGN migration plans including:

An enforceable requirement that all Telecom customers are migrated off PSTN services by 31 December 2020. To reach that end point, as with all migration plans in the Undertakings, the plan contains a number of milestones in the years leading up to 2020. A number of the milestones are for tracking purposes and are not enforceable. Other milestones are enforceable. The milestones include:

By 30 June 2010 – more than 1,500 distribution cabinets installed or equipped with ADSL2+ or equivalent DSL capability (eg, VDSL capability) in Telecom’s Zones 1, 2 and 3 (being at least 80% of existing PSTN lines) with DSLAMs installed and operational

By 31 December 2010 – more than 2,200 distribution cabinets installed or equipped with ADSL2+ or equivalent DSL capability (eg, VDSL capability) in Telecom’s Zones 1, 2 and 3 with DSLAMs installed and operational

By 31 December 2011 – more than 3,500 distribution cabinets installed or equipped with ADSL2+ or equivalent DSL capability (eg, VDSL capability) in Telecom’s Zones 1, 2 and 3 with DSLAMs installed and operational

By 31 December 2015 the number of Telecom fixed access lines using Telecom PSTN services will be less than 40% of existing PSTN lines

On 30 June 2011 Telecom is to provide an additional binding migration plan including milestones for the period 2013 to 2015.

There are also migration plans for resale services, high-speed network services, unbundled network services (over Ethernet), unbundled partial circuit, ISDN services, outlier broadband services, One Office services and other legacy data services

If a material change in circumstances makes it practicable to improve or accelerate milestones in the Undertakings, Telecom is to propose a variation of the migration plan to the Commission to give effect to that improvement, with consequential changes. Such a change requires Commission consent.

Require the IOG to monitor and report on Telecom’s compliance with the Undertakings, comprised of five members, three of whom (including the Chair) are independent to Telecom.

In some specific areas the Commission is given approval or consent roles under provisions of the Undertakings. Formal variations of the Undertakings themselves may be made upon the request of the Commission, the Minister or Telecom by:

Variation agreed between the Minister and Telecom

If not agreed by Telecom, the Minister may amend the operational separation determination that set the requirements for the Undertakings or make a further determination. Telecom must then prepare a variation to the Undertakings and the process as for the original Undertakings is largely followed

If the Minister does not agree to a variation proposed by Telecom, reasons for the refusal must be provided and no variation occurs.

Under the Undertakings, after 31 December 2009, Telecom may ask the Commission to undertake a review, and provide a report to the Minister copied to Telecom, on Telecom’s performance under the Undertakings and the workability of the Undertakings. After 31 December 2011, Telecom may ask the Commission to undertake a review and provide a report to the Minister, copied to Telecom, on Telecom’s performance in relation to its governance, information sharing and policy participation reporting obligations under the Undertakings, including a recommendation on whether any of those obligations should be reduced.

Accounting separation

The Commission must require Telecom to prepare and disclose information about the operation and behaviour of all or any of its network, wholesale or retail business activities as if those activities were operated as independent and unrelated companies. This information, which will be publicly available, is intended to inform a wide audience about the relevant Telecom business activities and will provide improved transparency, identify any cross-subsidies and encourage non-discrimination. In doing so it will complement the non-financial reporting required by the Undertakings.

The Commission has a wide discretion as to the form of information that may be prescribed, which includes financial

annualreport.telecom.co.nz/2008 31

statements, asset valuations, prices, terms, conditions, costs and cost allocation methodologies.

In July 2008 the Commission issued a draft principles paper proposing regulatory reporting requirements for Telecom. The Commission indicated that it intended to issue a final principles paper in September 2008, with details on methodologies and other matters to follow at a later date.

Telecom has made submissions on the draft principles paper, including template financial statements. Among other things, Telecom has submitted that the regulatory reporting requirements should support rather than duplicate operational separation requirements, that only abbreviated capital employed statements should be required for each individual business unit (similar to those required by other regulators), that the Wholesale unit is treated as a single reporting unit, and the designated access service ‘interconnection with Telecom’s fixed PSTN’ be excluded from the list of product statements that are required (on the basis that no standard terms determination has been required or requested by any party to date). Whilst Wholesale & International form one segment under IFRS, under accounting separation they will be reported separately. The final process for development of accounting separation is pending. limited transitional accounts are likely to be required for the period 1 July 2008 to 30 June 2009, with full regulatory reporting set to commence on 1 July 2009.

Regulatory determinations on access to, and prices for, regulated fixed services

The following regulatory determinations are currently in place or pending. Earlier determinations relating to the resale of retail services have expired although those services are required to continue to be provided under the operational separation Undertakings.

UCLL, UCLL co-location and UCLL backhaul

The UCLL service requires Telecom to lease the copper from Telecom’s exchange to an end-user’s building to access seekers. Access seekers can then connect the end-user’s local loop to their own equipment and use their own network to provide services, such as broadband, to their customers. In its UCLL standard terms determination, the Commission de-averaged prices for urban and non-urban exchanges. The monthly rental for an urban exchange is different to a non-urban exchange. The charge for a new connection is different depending on whether a site visit is required.

The UCLL co-location service allows access seekers to access Telecom’s exchanges for the purposes of providing access to and interconnection with Telecom’s unbundled copper local loop network. In the UCLL co-location standard terms determination, the Commission adopted three geographic monthly rental price zones. The monthly rental price is based on zones that are determined based on urban and non-urban areas. Both the UCLL service and the UCLL co-location service have pricing based on benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. No party sought a final pricing determination such that the price be revisited using a TSLRIC approach. There are a number of mechanisms in the Act available for the Commission, on its own initiative, to review the terms of a standard terms determination or for parties to apply to the Commission. The review mechanisms are: a review of a standard terms determination, a residual terms determination (which allows Telecom and an access seeker to adjust the standard terms determination between themselves), a clarification, or a reconsideration (where there has been a material change of circumstances or the determination was made on the basis of false or misleading information and it was material).

In June 2008 the Commission determined the price and non-price terms for UCLL backhaul. This pricing is also based on benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. The Commission has defined a pricing structure based on distance bands and data transmission speeds. For UCLL backhaul the regulation of transmission links is determined by a competition test. Application of that competition test results in some transmission links between exchanges within major centres and also between towns and cities being left unregulated. No applications were made for a final pricing determination using a TSLRIC approach.

It is likely that Telecom will experience increased retail competition in urban areas from service providers utilising the UCLL service. It may also lead to further retail price competition.

Sub-loop unbundling, sub-loop unbundling backhaul and sub-loop co-location

The sub-loop unbundling service requires Telecom to lease the copper from its cabinet to an end-user’s building to access seekers. A regulatory determination process is pending for the sub-loops and the related co-location and backhaul services. The process is expected to be completed by the end of calendar 2008. The initial pricing approach for these sub-loop services is the same as for the UCLL family of services set out above.

UBA and UBA backhaul

Unbundled bitstream service has been regulated in some form since 2004. In 2007 the Commission regulated one full-speed basic UBA service and three full-speed enhanced UBA services (which provide real-time capability). The Commission set an averaged price for the basic UBA service with a benchmarked uplift for the enhanced UBA services. The Commission also set an uplift for naked UBA services (UBA services without a voice service attached), which reflects the de-averaged UCLL pricing. These prices may put some downward pressure on Telecom’s upper end full-speed broadband services. The pricing methodology for the services is the retail price minus a discount, benchmarked against discounts in comparable countries that apply retail price minus avoided cost-saved pricing in respect of the service. For naked UBA services there is a contribution to all or any of the costs of Telecom’s local loop network that would usually be recovered by Telecom from an end-user of its local access and calling service, as determined by benchmarking against comparable countries, unless the Commission considers that the price already takes into account all of the relevant costs. In June 2008 the Commission determined the price and non-price terms for the UBA backhaul services. This pricing is based on benchmarking against prices for similar services in

32 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

comparable countries that use a forward-looking cost-based pricing method. The Commission has defined a pricing structure based on distance bands and data transmission speeds. All transmission links are regulated as there is no reference to a competition test before regulation is imposed. This contrasts with the position for UCll backhaul. A competition test does not become relevant for application until December 2009. No applications were made to review the price using a TSlRIC approach.

Determination on Local and Cellular Number Portability

In August 2005 the Commission issued a determination on the delivery of number portability by the telecommunications industry. The Commission mandated that all parties to the determination must support (where relevant) local telephone number portability and cellular telephone number portability. Number portability was launched on 1 April 2007. Number portability has had some but not significant impact to date.

Determination on Vodafone Local Service Interconnection

The Commission determined that interconnection between Telecom’s PSTN and vodafone’s local mobile service (distinguished from its ordinary mobile service by the use of local numbers) network is to be at bill and keep rates (meaning charges are netted off to zero) and prohibiting Telecom from recovering cost at retail, in order to maintain parity with Telecom’s local free calling obligation under the TSO deed. When vodafone’s local mobile service is launched it is likely to increase competition for converged fixed and mobile services.

Regulation in relation to mobile services

Mobile services review – roaming and co-location

The Commission issued its final report on roaming in March 2008. The Commission recommended that the Minister make some changes to the existing regulated service, but did not recommend that the service be moved from a specified (non-price regulated) to a designated service (price regulated). The principal change the Commission recommended was to extend the roaming regulation from 2G networks to all mobile networks. The matter is currently with the Minister for consideration who may accept or reject the Commission’s recommendation or seek a reconsideration.

On 14 December 2007 the Commission released its final report on mobile co-location, which recommended that the price for the mobile co-location service should not be designated (ie, that the service remain as one for which the price cannot be determined). On 21 December 2007 the Commission launched a standard terms determination process to determine the non-price elements of the mobile co-location service. Telecom provided submissions on vodafone’s draft proposal on 16 May 2008. The Commission issued a draft standard terms determination on 25 July 2008. Telecom will be submitting on the Commission’s draft standard terms determination. Key points Telecom will be submitting on include whether greenfields or new mobile cell site builds should be regulated (to encourage joint builds), whether access seekers should be able to require access providers to rearrange/or minimise their existing antenna where it does not result in unacceptable levels of performance degradation, whether ‘unacceptable performance degradation’ should be set at 1db and how long access providers should be able to retain space for their reasonable forecast requirements. A final standard terms determination is expected in November 2008.

Mobile termination rates

On 30 April 2007 the Minister rejected the Commission’s recommendation to regulate mobile termination rates for fixed-to-mobile calls. Telecom and vodafone instead entered into deeds with the Government such that they:

Reduce mobile termination rates for fixed-to-mobile calls each year over the next five years, in Telecom’s case, down to 12 cents in year five; and

Pass through any reductions in mobile termination rates to retail fixed-to-mobile call prices.

In early August 2008 the Commissioner published an issues paper for comment in order to assess whether there are reasonable grounds to commence an investigation into whether to recommend to the Government that a new regulated service be added to the Act so that the fees mobile carriers can charge to terminate mobile calls and text messages on their networks can be determined on the basis that he considers that they are set well above actual costs.

On 15 August 2008 the Commission wrote to the industry signalling the possibility of a joint inquiry with the Australian Competition and Consumer Commission into trans-Tasman mobile roaming rates. This is in response to a KPMG report commissioned in Australia, which concluded that mobile retail margins are very high. If a formal review is initiated this may result in further regulation in this area.

Telecommunications carriers’ forum and codes

The Act also provides for an industry forum to be developed for the purpose of preparing industry codes for approval by the Commission. Following the changes to the Act in 2006, the Telecommunications Carriers’ Forum (TCF) played an expanded role in working with the industry and alongside regulatory initiatives. A number of codes are in place. Codes may subsequently be submitted to the Commission for approval. An approved code is enforceable under the Act. The Commission also has the power to prepare Codes on its own initiative. As part of the Undertakings Telecom is required to carry out a consultation process with service providers on service IP interconnection. Service IP interconnection is, in general terms, the exchange of service-level traffic between a service provider’s next generation network and Telecom’s next generation network for the purpose of ensuring service completion for IP-based services. The Telecommunications Carriers’ Forum has established a working party to facilitate the consultation process between Telecom and service providers. The consultation will cover, at a minimum, the process for transitioning from fixed PSTN interconnection for voice services to IP interconnection for voice services and the introduction of IP interconnection for virtual private network services. The target deliverable for the working party is to provide a final report to the TCF board prior to 31 July 2009.

annualreport.telecom.co.nz/2008 33

Following completion of the consultation process, and by 31 August 2009, Telecom Wholesale must publish a plan for addressing the service definitions, commercial model, technical standards, operational standards and timetable for service introduction for the IP Interconnection for Voice Service and IP Interconnection for Virtual Private Network Service.

The TCF is also acting as a conduit for other consultations requirements under the Undertakings, such as on Telecom’s next generation network and broadband over fibre.

Monitoring and studies

The Commission has a broad power to conduct investigations, studies and inquiries. These will result in published reports and may or may not result in further regulatory processes. The Commission is currently consulting on the scope of this monitoring power. Two studies are currently pending. They are:

Next Generation Network study: the focus is stated to be on raising the level of understanding of the Commission, industry and the wider community of key technological developments that will emerge during the next five years and their impact on the commercial and competitive environment for telecommunications services

Numbering management study: the study proposes to review numbering arrangements in New Zealand and the self regulatory body established through the Number Administration Deed (NAD).

The Commission also issues regular monitoring reports.

Spectrum

Telecom currently holds spectrum rights. Such management rights and licence rights are deemed to be assets of a business for the purposes of the Commerce Act.

The Government’s current policy is to offer the opportunity to renew rights approximately five years before existing rights expire. The offer to incumbents will be based on a price-setting formula that is intended to estimate the market value of the spectrum. Where the formula cannot be applied, the Government intends to hold an auction.

Telecom currently holds the following spectrum management rights: 2x15 MHz in the 850 MHz spectrum; 2x25 MHz of 1800 MHz spectrum; 2x15 MHz of 2.1Ghz spectrum and 2x7 MHz of 3.5 GHz spectrum. Telecom also holds the right to two lots of 20 MHz of spectrum in the 2.5 GHz band that commences on 1 January 2009.

Telecom holds licence rights (spectrum licences) for periods from 5-20 years in respect of approximately 150 point-to-point systems operating in the DCS1800 bands.

The Government is not currently formally reviewing any of the spectrum allocations that Telecom holds.

Finally, Telecom also holds approximately 7,000 radio apparatus licences relating to frequencies that have not yet been brought under the new regime. These licences are usually issued annually, and renewed automatically, although there is no statutory right to renewal.

Enforcement

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

Recent material proceedings brought by the Commission against Telecom are detailed in note 28 to the financial statements.

Under the Act new enforcement powers mean that the Commission may take action in the courts in relation to breaches of regulatory matters and/or the Undertakings. Telecom may be subject to enforcement action taken by the Commission and penalties as follows:

The issue of a civil infringement notice by the Commission with a prescribed penalty in regulations of NZ$2,000

Fines from the court of up to NZ$10 million where Telecom has failed, without reasonable excuse, to comply with the Undertakings, with an additional pecuniary penalty for each day or part of a day during which the breach continues of NZ$500,000

Fines from the Court of up to NZ$1 million for each breach of the accounting separation provisions with an additional pecuniary penalty for each day or part of a day during which the breach continues of NZ$50,000

Fines from the Court of up to NZS$300,000 in any other case with an additional pecuniary penalty for each day or part of a day during which the breach continues of NZ$10,000.

Under this regime, Telecom’s compliance costs are likely to increase. On 11 July 2008 the Commissioner wrote to Telecom regarding an inadvertent prima facie breach of the Undertakings. The breach related to Telecom’s failure (which Telecom proactively raised) to consult and provide information to the Minister and the Commerce Commission before 30 June 2008 about the method by which Telecom classifies customer service addresses. The Commissioner has indicated that he does not intend to take enforcement action in respect of this prima facie breach.

The Fair Trading Act prohibits misleading and deceptive conduct, false representations and unfair trade practices. It also establishes a mechanism for the prescription of consumer information and product safety standards. Civil and criminal proceedings may result.

The Consumer Guarantees Act provides rights of redress to consumers against suppliers and manufacturers of goods and services, in respect of any failure to comply with guarantees given, or deemed to be given by the Consumer Guarantees Act.

34 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Other

Interception capability on networks and services

The Telecommunications (Interception Capability) Act 2004 aims to ensure that:

Government surveillance agencies can effectively carry out interceptions of telecommunications under lawful interception warrants and authorities

Interception requirements do not create barriers to the introduction of new or innovative telecommunications technologies

Telecommunications network operators and service providers (as those terms are defined in that Act) have the freedom to choose system design features and specifications that are appropriate for their own purposes.

Network operators must ensure that every public telecommunications network that they own, control or operate and every telecommunications services that they provide in New Zealand has interception capability that meets the requirements of that Act.

The Minister of Justice may exempt a network operator from these requirements if the Minister considers that there are special circumstances (for example, a pilot trial of a new network or telecommunications service) that justify granting an exemption.

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

Overseas investment regulations

Under the Overseas Investment Regulations, Telecom is deemed to be an overseas person because of its foreign shareholders. Overseas persons are required to obtain consent for certain business activities. Telecom must obtain consent from the Overseas Investment Commission for New Zealand business acquisitions where the value exceeds NZ$50 million, or for certain acquisitions involving land.

Australian regulatory environment

Overview

The principal legislation in Australia in relation to telecommunications is the Telecommunications Act 1997 (the Telecoms Act) that aims to provide a regulatory framework that promotes the long-term interests of end-users and the efficiency and international competitiveness of the Australian telecommunications industry. Industry self-regulation is encouraged. The key self-regulatory body is Communications Alliance, which develops industry codes of practice. Codes may be registered with the Australian Communications and Media Authority (ACMA). The ACMA may enforce registered industry codes and may impose industry standards if self-regulation fails.

In late 2005 the Government enacted legislation permitting the sale of its remaining (controlling) shares in Telstra Corporation Limited (the sale was completed in November 2006). This legislation included a number of amendments to the telecommunications regulations.

Regulatory bodies

The ACMA oversees technical and consumer aspects of the industry. It is the primary regulator responsible for radiocommunications and telecommunications standards and is responsible for managing radio frequency spectrum (under the Radiocommunications Act), managing carrier licensing, consumer and technical issues relating to telecommunications and for enforcing the Telecoms Act.

The Australian Competition and Consumer Commission (ACCC) is responsible under the Trade Practices Act for administering the:

General competition law regime

Consumer protection regime

Industry-specific access regime

Anti-competitive conduct and record keeping rule regimes.

The Telecommunications Industry Ombudsman (TIO) is an industry body established to provide a dispute resolution forum for complaints from consumers and small business users. All carriers are required to be members of the TIO, which is funded through charges levied on its members.

Declared services

The Trade Practices Act contains an industry-specific regime for access to declared telecommunications services. Services can be declared by the ACCC following a public inquiry. Where a service is declared under the Trade Practices Act, the ACCC is required to release pricing principles for that service.

Regulation of industry participants

There is no limit on the number of carrier licences that may be issued by the ACMA. As a general rule, there is no time limit on a licence. Subject to the payment of an annual charge, a licence will continue in force until it is surrendered or cancelled.

As an alternative to obtaining a licence, a carriage service provider may operate network units by obtaining a nominated carrier declaration from the ACMA, which involves the nominated carrier assuming the licence responsibilities in relation to specified network unit(s) owned by a non-carrier.

Carriage service providers are not required to be licensed or registered but they must comply with the service provider rules contained in the telecommunications legislation, including compliance with minimum standards and, where they supply the standard telephone service, to provide un-timed local calls and directory assistance and to be members of the TIO scheme.

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

A number of other regulations apply specifically to Telstra, but have an impact on the remainder of the industry. Under the

annualreport.telecom.co.nz/2008 35

Telecom Standards Act, Telstra can be subject to price controls which are made by the Minister. On 27 February 2006 the Minister made a new price control determination covering the period 1 January 2006 to 30 June 2009. Under these controls a basket of line rental and calls has been limited to an absolute freeze in nominal terms, while residential line rental is limited to increase by CPI (which is an absolute freeze in real terms).

Competition

Anti-competitive practices in the telecommunications industry are subject to a general anti-competitive regime and also to a telecommunications-specific regime contained in the Trade Practices Act. Under the telecommunications-specific regime, a carrier or carriage service provider will be held to have engaged in anti-competitive conduct if it has a substantial degree of power in a telecommunications market and takes advantage of that power with the effect, or likely effect, of substantially lessening competition in that or any other telecommunications market, or breaches certain other of the general competition law prohibitions. A competition notice may be issued by the ACCC stating that a particular carrier or carriage service provider has contravened or is contravening the competition rule. Substantial financial penalties apply to a breach of the competition rule when a competition notice is in force.

Number portability

Local number portability has been available to all carriers since November 1999. Customers can now keep their local numbers when changing service providers. Mobile number portability has been available since 25 September 2001. Portability of

Freephone (1800) and National Rate (13) numbers has been available since November 2000.

United States

Telecom is subject to the rules and policies of the United States’ Federal Communication Commission (FCC) related to its international telecommunications services. Pursuant to its authority under Section 214 of the Communications Act of 1934, as amended, the FCC originally granted Telecom authority to operate in the US as a global reseller and facilities-based international carrier in December of 1996. In January 2003, Telecom consolidated its authorisations to provide international telecommunications services in its wholly-owned subsidiary, Telecom New Zealand (USA) limited.

Presently, the FCC regulates Telecom as a dominant carrier on the international routes between the US and New Zealand and between the US and the Cook Islands, and as a non-dominant carrier on all other international routes. As a dominant carrier between the US, New Zealand and the Cook Islands, Telecom is required to provide services in the US via its wholly-owned subsidiary, Telecom New Zealand (USA) limited, which must maintain separate books and accounts from Telecom, and is also required to comply with certain reporting requirements in relation to its dominant carrier status, including the filing of quarterly traffic and revenue reports, circuit status reports and reports summarising the provisioning and maintenance of all basic network facilities and services procured from any foreign affiliated companies.

Our people

We believe we can only be successful in meeting our customer aspirations if our people are fully engaged and motivated to deliver. We therefore invest a lot of time and effort in selecting, developing, motivating and rewarding our people.

Flexibility is key

We strongly support our people in finding the best balance between work and personal commitments. We have flexible start and finish times so most people can choose the hours they work within a given range. We support flexible working in all its forms – whether it is working part-time, remote working, job-sharing or special leave arrangements to accommodate sporting or educational commitments.

By providing flexibility where we can, and demonstrating how much we value our people and recognise that work is only a small part of their lives, we believe we are more likely to retain staff.

Promoting our people

All vacant roles are typically advertised internally before we search the market, with half of our roles filled internally or through referrals by our employees. This year we’ve also developed some innovative approaches to recruitment – such as career speed-dating and career expos.

Telecom is a place where people can develop and grow their careers without leaving the company. leadership development and succession planning has seen three of our senior managers promoted in 2008 to the executive team (Matt Crockett, CEO Wholesale; Rod Snodgrass, Group Strategy Director; Chris Quin, CEO Gen-i).

Leadership in customer relations

Building capability remains one of the cornerstone foundations of our people strategy, as it has been for the past seven years. We execute this through a number of targeted development programmes.

We’ve been successful in winning and retaining business over the past few years by ensuring our people truly understand what customers want and how we can add value to their businesses. We’ve developed a suite of programmes under the banner of the Telecom Sales Academy, which are focused on customer leadership, business acumen and ethics, delivering

36 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

stellar and caring service, resolving customer concerns and developing strong technology and product knowledge. The Sales Academy is focused on building capability, coaching, and mentoring our people. We have training roadmaps developed for the majority of our roles and once people have mastered the skills required, they can apply for certification and graduation through the academy. To date we’ve had 50 people graduate through the programme and have retained every one of them, mostly in new roles.

This programme was recently recognised by the Washington DC-based Sales Executive Council as being amongst the most well constructed and well considered talent development programmes they have seen. The programme is also endorsed by the Waikato University Management School and successful graduates will be awarded crosscredits towards both under graduate and postgraduate qualifications.

Effective people management matters

We often create opportunities for talented people to move into management roles. The High Performing Manager Programme aims to arm new managers with the tools they need to be successful. The three-month programme develops practical skills in personal effectiveness, hiring the right people and motivating and developing a team. 251 managers have either completed or are currently going through the programme as at 30 June 2008.

Graduate leadership development programme

Leadership can be demonstrated at all levels of an organisation and we continue to invest in our Graduate leadership Development Programme, which has been running for the past three years.

We attract graduates who display leadership skills from a broad range of disciplines and offer them a 24-month intensive development programme consisting of structured rotations through different parts of the business and development days, with support from a senior mentor. Each graduate spends a minimum of three months in a customer-facing role.

Our first intake of graduates have completed the programme with 14 securing permanent roles in the company. There are a further 10 graduates in their second year and 10 graduates who started in February 2008.

In addition, we attract many other graduates into permanent roles across all disciplines of the business.

Leadership development programme

Our Leadership Development Programme has been running for five years. This year-long study programme has been specifically designed for Telecom in partnership with Waikato University and the University of Queensland Business School.

The course enhances the leadership skills of experienced managers developing self-awareness, strategic thinking, building networks within our company and sharing the latest thinking in leadership strategies. It represents a substantial and long-term investment in future leaders. 60 of our emerging leaders recently graduated from the programme with a postgraduate Certificate in Management Studies. Almost 200 people have now completed the programme, with over 80 more currently participating at the end of June 2008. There are two intakes a year and extensive waiting lists for the popular programme.

Encouraging fun and wellbeing at work

Our people work hard every day, so it’s important they have fun while they’re doing it. We encourage people to have fun together and stay healthy through a number of initiatives. This year we’ve run a range of activities including a lip-syncing competition, a World of Recycled Art challenge and a ‘Telecom’s Got Talent’ search. We’ve also raised considerable sums for charities through practical activities, such as sausage sizzles and bake-offs, and have held a number of successful ‘kids at work’ days, where children get to see where their parents work. Our Team Play programme provides sponsorship to groups of employees who want to get active. Last year we supported almost 1,000 staff playing indoor netball, touch rugby, tennis, soccer, indoor cricket and taking part in dragon boating, the Coast to Coast endurance race, mountain biking and triathlons. Team Play also ensures we have a strong presence at the Round the Bays and City to Surf Events across both New Zealand and Australia.

This year our Retail division launched a successful wellness programme to encourage employees to increase their fitness and activity levels. This involved holding wellness expos, replacing unhealthy snacks in vending machines with healthy food and beverage options, bringing in fitness trainers to kick-start exercise programmes, offering discounts to fitness facilities, supporting a stop smoking campaign and supplying vitamins and flu jabs. Over 2,000 of our people participated in the 10,000 steps a day challenge. As a result of this wellness programme, sick leave taken by our Retail employees has dropped by seven days per person over this year.

Telecom records and monitors all health and safety incidents, publishes a regular newsletter with safety tips and analyses reported incidents to highlight and address any negative trends.

annualreport.telecom.co.nz/2008 37

In the community

It’s about creating partnerships to better support the communities we are part of.

Telecom’s sponsorships underscore our commitment to connecting New Zealanders to the things that matter most. We depend so much on the work of volunteers and charities as they work tirelessly behind the scenes to make our communities tick.

It is these people, and the organisations they work for, that Telecom is proud to support. We are privileged to help them as they do their fantastic work. This year we focused our support on our Community Connection programme, which offers diverse support to around 1,000 charities. Telecom funded a range of initiatives undertaken by many of New Zealand’s most known and valued charitable organisations including:

Barnardos: established an online intranet for its Early learning Centres. This ‘information hub’ is leading-edge development for the Early learning Centre sector and will facilitate information sharing between centres, as well as communication with parents

Cancer Society: supported a ‘Get Men Talking’ initiative.

Telecom’s contribution helps to ensure men in New Zealand are encouraged to talk about their health issues particularly prostate cancer

CCS Disability Action: re-developed its website as part of its re-branding exercise. CCS Disability Action website is a branding application that enhances CCS’ profile, social inclusion and fundraising

Citizens Advice Bureaux: sponsored the 0800 service that fields some 55,000 calls a year from people in local communities all over New Zealand

IHC: supported the ever-growing IHC Telecom Art Awards, the Computer Assisted learning Centres and the IHC

Communications Programme

Plunket: sponsored the Plunket volunteer Education Programme, which each year provides over 1,000 volunteers with valuable learning opportunities and knowledge

Presbyterian Support: helped fund a range of initiatives throughout New Zealand, ranging from mobility vans for the elderly to social workers for youth and families

Red Cross: supported the Second Commonwealth Red Cross and Red Crescent International Humanitarian law Conference

Relationship Services: supported its website development and the funding of a ‘state of New Zealanders’ relationships survey. The survey was a serious look at New Zealanders’ relationships

Richmond Fellowship: upgraded its network and introduced a new Citrix communications platform, allowing it to deliver more advanced staff support tools for team leaders and business managers

Salvation Army: modernised the communications network between branches nationwide to enhance delivery of its community services

Spectrum Care: funded a range of training, therapeutic and support services, including touch screens for therapeutic classes for residents and service users

St John: funded recruitment advertising to attract much needed volunteer ambulance officers

0800WHATSUP: funded the staffing costs of additional counselling hours to enable What’s Up to answer a greater number of calls.

Support from Telecom staff

Like every business, Telecom is an organisation made up of people who cherish the communities in which we live. The Christmas Festive Cheer initiative this last year saw staff get behind a company-wide food bank collection as well as donating an additional NZ$30,000 to help New Zealanders who struggle at Christmas. Various charities benefited, including the Salvation Army, City Missions and various food bank trusts across the country.

Responding to natural emergency

As a part of our commitment to keep the communication lines open during a natural disaster, we continue to work closely with the Ministry of Civil Defence and Emergency Management in both planned exercises and real emergency situations. This includes involvement in research projects looking at how lifeline utilities, such as telecommunications, can best meet the needs of the New Zealand public should disaster strike.

Education – supporting the future

We continue to commit to the education of young New Zealanders. Telecom customers contributed NZ$10 million in points to schools and early learning centres nationwide in 2008 through our School Connection programme. Points helped fund a raft of information and communications technology products and services. Telecom’s involvement in the School Connection programme concludes at the end of July 2008 after 15 years of support.

To help remove barriers to education, Telecom is a principal sponsor of the First Foundation. This organisation currently supports 82 students who are academically talented but financially disadvantaged – helping them to achieve their dreams of tertiary education.

Telecom also now directly sponsors six First Foundation students, offering them work experience within the group.

Backing the ABs

Like virtually all New Zealand sports fans, Telecom was right behind the All Blacks during their Rugby World Cup campaign. Over 55,000 All Blacks fans supported Telecom’s ‘World Roar’ campaign.

The last year has also seen over 200,000 Kiwis back their favourite provincial and Super 14 rugby teams through the online Telecom Virtual Rugby competition.

38 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Big Day Out

The Big Day Out is New Zealand’s premiere music event, with over 47,000 attending. Telecom enhanced concert-goers’ experiences at the event with a Recharge Zone by providing massages, internet access, mobile recharge, giveaways, water, and shelter. An International Zone was available with free ‘3 minute’ international calls and people could make calls without all the background noise under the Telecom Hush Cones.

Valuing the environment

Telecom believes excellence in environmental management is important, both in its contribution to sustainable development in New Zealand and the company’s long-term success.

Telecom is subject to certain environmental requirements which can impact the installation, maintenance, operation and upgrade of its fixed assets. Environmental issues arise in respect of:

The storage and transportation of dangerous goods

Noise levels from equipment cabinet cooling fans

The visual impact of network structures

Emissions to air from engine alternators

Radio frequency emissions from mobile phone sites

The disposal of redundant equipment.

With the help of our EcoRangers, under the guidance of our Environmental Manager, we continue to promote sustainable thinking across our organisation and embed environmental practices into our everyday operations.

In 2008 Telecom’s New Zealand business focused on five environmental initiatives:

Measuring our carbon footprint

Continuing our energy efficiency initiatives, and looking for new initiatives particularly in relation to the telecommunications network

Growing our recycling programmes (including mobile phones)

Infrastructure design and compliance

Sustainable buildings (new campuses in Auckland and Wellington are planned).

For more detail on the information provided below go to:

www.telecom.co.nz/greenpage.

Carbon footprint

We measured our carbon footprint in New Zealand for the first time in 2007. Our emissions are low on an international basis. However, the trend from 2004 to 2008 shows a 5% growth in emissions year on year. This is mainly driven by a 6% increase in electricity consumption in that period. The growth in electricity consumption from the previous year was 2.8%. Our initiatives to reduce electricity consumption also serve to reduce our growth in emissions.

Energy efficiency initiatives

Electricity: Telecom is one of the top 15 electricity users in New Zealand and we actively seek to reduce our consumption. Approximately 85% of our consumption relates to running the network.

We actively seek ways to reduce our electricity use or introduce alternative power sources and we have been running power savings programmes in corporate offices and on network operations since 2003. In May this year we initiated a power savings campaign in response to the potential electricity crisis. In addition to electricity supply from the National Grid, we have about 200 solar-powered sites and a further 20 sites that use wind-generated power.

Overall, through various initiatives this year, we estimate our annualised power saving is 1.5 Giga Watt hours of power, which is equivalent to powering about 194 homes for a year.

Fuel consumption: With more than 600 vehicles1 in the Telecom fleet in New Zealand, this year’s fuel consumption amounted to 1.3 million litres of fuel averaging 9.6 litres per 100km. This represents a continued annual reduction in fuel consumption. In the face of increasing travel demand, Telecom has significantly increased our use of videoconferencing facilities. We also encourage Telecom staff to cycle to work by providing appropriate facilities in our buildings and inviting them to participate in the Bike Wise Business Battle event.

Recycling

Telecom supports the practice of Reduce, Reuse and Recycle in New Zealand. Our broader strategy for reducing waste to landfill includes waste recycling and minimisation in three areas – office waste, electronic waste and resource use efficiency.

Corporate Offices: Telecom has been operating a corporate recycling programme in New Zealand since 2003, focusing on separating waste (including paper, glass, tins and plastic) for recycling with the residue going to local landfills. The programme initially started in Auckland, Hamilton, Wellington and Christchurch. This year we have expanded the programme into more offices, which has resulted in office coverage increasing from 20% to 42% and staff coverage from 70% to 94%.

More than half our waste stream is now being recycled. There is a significantly reduced amount of residue waste per person and about 214 tonnes of waste has been diverted from being deposited in landfills.

1 This figure does not include the 1,700 vehicles in the Chorus work fleet, which are owned by Telecom’s service providers.

annualreport.telecom.co.nz/2008 39

While there has been an increase in staff numbers since the programme’s inception, we continue to reduce our waste. This can be seen in Figure 1.

Figure 1 Recycling and waste at Telecom

Weight (tonnes) 100 200 300 400 500 600

Before Recycling (2003) 2004/05 2005/06 2006/07 2007/08

Financial Year

Wasted to Landfill

Recycled

Telecom also encourages smarter use of resources such as reusable envelopes, using recycled paper, promoting online billing as well as double-sided printing and photocopying. These initiatives also have the added value of reducing business costs.

Electronic waste: Telecom also focuses on the recycling of electronic waste, particularly fixed and mobile phones and all accompanying accessories.

Telecom retail stores and partner outlets in New Zealand will accept all phones and accessories either for refurbishment or recycling in accordance with international regulations. Working with our e-waste recycling partner, Allied Electronic Recovery Worldwide, we collected an estimated 107,000kgs of e-waste for reuse or recycling. We have already sent 77,000kgs of e-waste from New Zealand to the US for refurbishment or recycling.

The sustainable management of electronic waste also extends to old computer hardware and packaging. We also recycle and reuse as much of our old hardware components as possible (eg, street cabinets).

Telecom continues to participate and engage with Ministry for the Environment on proposed legislation and programmes for managing e-waste.

Infrastructure design and compliance

Telecom works with key technology partners and service companies in New Zealand to ensure that we develop telecommunications equipment with the environment in mind. This has helped minimise the impact of our infrastructure on the environment as well as reduce resource consent costs. For example, Telecom is installing new roadside cabinets that have been designed to operate more efficiently and more quietly than previous cabinets.

Complying with legislation and regulations for our network is vital to successful operation. Our Network Environmental Compliance System is a Telecom internal system for assisting us to comply with all relevant environment-related legislative obligations. We audit our compliance on an annual basis. There are currently no significant environmental issues that prevent Telecom’s utilisation of its network or network integrity.

Sustainable buildings

Telecom confirmed this year that it is to consolidate most of its Auckland and Wellington offices into single site ‘campuses’. The new buildings will be purpose-built and ‘5 Green Star’ rated and will embrace and demonstrate Telecom’s commitment to environmental excellence.

Australia

In Australia Telecom does not operate the main telecommunications network nor operate a mobile network. Redundant equipment is disposed of through appropriate recycling agencies, including the possibility of reuse for some computer equipment.

40 TELECOM ANNUAL REPORT 2008

Business Review

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

PERFORMANCE

Business review

Results overview

YEAR ENDED 30 JUNE 2008 2007 2006 2005

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AND PER ADS AMOUNTS) NZ$M NZ$M NZ$M NZ$M

Income statement data

Operating revenues and other gains

Local service 1,129 1,084 1,081 1,101

Calling 1,233 1,336 1,385 1,435

Interconnection 178 187 201 203

Mobile 833 895 869 835

Data 638 561 602 602

Broadband and internet 547 485 448 376

IT services 439 380 346 308

Other operating revenues 669 634 563 550

Other gains 7 20 60 154

Total operating revenues and other gains 5,673 5,582 5,555 5,564

Operating expenses

Labour 886 773 760 705

Intercarrier costs 1,243 1,220 1,199 1,185

Other operating expenses 1,653 1,603 1,497 1,417

Impairment - - 1,301 24

Other expenses - 52 34 35

Depreciation and amortisation 761 652 699 692

Total operating expenses 4,543 4,300 5,490 4,058

Net earnings/(loss) from continuing operations 713 844 (540) 874

Net earnings from discontinued operations1 - 2,183 109 96

Net earnings/(loss) attributable to shareholders 710 3,024 (435) 967

Earnings/(loss) per share/ADS from continuing operations2

Basic per share 0.38 0.42 (0.28) 0.45

Diluted per share 0.38 0.42 (0.28) 0.44

Basic per ADS 1.90 3.39 (2.20) 3.59

Diluted per ADS 1.90 3.36 (2.20) 3.54

Earnings/(loss) per share/ADS from discontinued operations2

Basic per share - 1.10 0.06 0.05

Diluted per share - 1.08 0.06 0.05

Basic per ADS - 8.78 0.44 0.39

Diluted per ADS - 8.64 0.44 0.39

Net earnings/(loss) per share/ADS2

Basic per share 0.38 1.52 (0.22) 0.50

Diluted per share 0.38 1.50 (0.22) 0.49

Basic per ADS 1.90 12.16 (1.78) 3.97

Diluted per ADS 1.90 11.96 (1.78) 3.91

Balance Sheet data

Property, plant and equipment 3,984 3,681 3,301 3,602

Total assets 7,405 8,276 6,203 7,504

Debt due within one year 958 488 955 863

Long-term debt 1,830 2,404 2,543 2,973

Total liabilities 4,669 4,672 5,141 5,033

Total equity 2,736 3,604 1,062 2,471

Contributed capital 1,297 2,270 2,011 1,991

Weighted average number of ordinary shares outstanding

Basic (in millions) 1,871 1,990 1,960 1,948

Diluted (in millions) 1,873 2,026 1,960 2,027

1 Earnings from discontinued operations consist of the net earnings of Yellow Pages Group after taxation and includes the profit on disposal of NZ$2,084 million in 2007.

2 Per share amounts have been calculated as earnings/(loss) divided by the weighted average number of shares outstanding during the periods indicated. Per ADS amounts have been calculated based on a ratio of five shares per ADS for 2008 and eight shares per ADS for prior years. See the discussion on liquidity and capital resources for an explanation of the change in the ratio of ADS during 2008. Accordingly, per ADS information for 2008 is not comparable to per ADS information for the prior years due to the change in ADS ratio. Diluted earnings per share and per ADS amounts reflect the dilutive effects of options and capital securities.

3 Telecom’s financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. 2005 was Telecom’s first year of reporting under IFRS therefore the summary financial information above excludes 2004 .

annualreport.telecom.co.nz/2008 41

Group result

2008 2007 2006 2008/07 2007/06

YEAR ENDED 30 JUNE NZ$M NZ$M NZ$M % CHANGE % CHANGE

Operating revenues and other gains 5,673 5,582 5,555 1.6 0.5

Labour (886) (773) (760) 14.6 1.7

Intercarrier costs (1,243) (1,220) (1,199) 1.9 1.8

Other operating expenses (1,653) (1,603) (1,497) 3.1 7.1

Impairment - - (1,301) - (100.0)

Other expenses - (52) (34) (100.0) 52.9

Depreciation (574) (500) (536) 14.8 (6.7)

Amortisation (187) (152) (163) 23.0 (6.7)

Total operating expenses (4,543) (4,300) (5,490) 5.7 (21.7)

Finance income 119 59 28 101.7 110.7

Finance expense (271) (289) (282) (6.2) 2.5

Share of associates’ losses (3) (3) - - NM1

Net earnings/(loss) before income tax 975 1,049 (189) (7.1) NM1

Income tax expense (262) (205) (351) 27.8 (41.6)

Net earnings/(loss) from continuing operations 713 844 (540) (15.5) NM1

Net earnings from discontinued operations - 2,183 109 NM1 NM1

Net earnings/(loss) for the year 713 3,027 (431) (76.4) NM1

Net earnings/(loss) attributable to shareholders 710 3,024 (435) (76.5) NM1

Minority interests in earnings of subsidiaries 3 3 4 - (25.0)

Net earnings/(loss) for the year 713 3,027 (431) (76.4) NM1

1 Not meaningful

Executive summary

In 2008 Telecom’s retail market share and profit margin declined in New Zealand with fixed line losses accelerating and mobile revenues declining. There has been significant growth in broadband penetration and ICT services in the New Zealand market. These trends in the New Zealand market are not unique, they have happened all around the world, and emphasise the need for Telecom to transform its business. Telecom’s Australian business has made progress in the integration of AAPT and PowerTel, which is largely complete. However, as expected, the benefits of the integration were offset by integration costs in the first year and these benefits have not resulted in a significant improvement in the segment result of the Australian business that was a loss for 2008.

In 2008 operating revenues and other gains increased by NZ$91 million (1.6%) compared to 2007. Operating revenue increased in the areas of local service, data, broadband and internet, IT services and other operating revenue. However, these increases were partially offset by decreases in calling, interconnection, mobile and other gains. Local service revenue increased by NZ$45 million primarily due to 2008 being the first full year of PowerTel revenues following the acquisition of PowerTel by Telecom in May 2007 but this effect was partially offset by the decline in local service revenue for the New Zealand operations due to a decline in customers. Broadband and internet revenue increased by NZ$62 million (12.8%) when compared to 2007 as a result of continued connection growth. Total broadband connections at 30 June 2008 were 759,000 for New Zealand (30 June 2007: 605,000) and 157,000 for Australia (30 June 2007: 174,000). IT services revenue increased by NZ$59 million (15.5%) principally due to the growth in IT services arising from market share gains with major customers. Offsetting these growth areas, increased competitive pressure in New Zealand led to a decline in calling revenues of NZ$103 million (7.7%) compounded by decreased calls to mobile networks in the Australian market. Mobile revenue decreased by NZ$62 million (6.9%) due to the impact of lower pricing, reduced calling volumes and a decline in handset revenue.

Operating expenses increased in 2008 by NZ$243 million (5.7%) from 2007. Labour costs increased by NZ$113 million (14.6%) as a result of increased personnel costs in both New Zealand and Australia due to increased staffing needs to deliver on the IT services contracts won by Gen-i, the effect of a full year of PowerTel’s costs, focus on the transformation programmes, and implementing operational separation requirements across all separated divisions in New Zealand, compounded by salary pressure incurred in tight labour markets. Depreciation and amortisation expense increased in 2008 by NZ$109 million (16.7%) from 2007 as a result of the full year effect of PowerTel in the group’s results, the increase in capital expenditure on telecommunications hardware and software in previous periods and accelerated depreciation in certain asset categories. Finance income was NZ$60 million higher than 2007 due to the investment of the proceeds from the sale of Yellow Pages Group. Tax expense was higher in 2008 than 2007 due to the tax credits that were recognised in 2007.

In 2007 operating revenues and other gains increased by NZ$27 million (0.5%) from 2006. There was growth in mobile revenue

42 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

as a result of growth in the customer base and penetration of mobile data services, continued growth in broadband and internet revenue, reflecting increased broadband penetration and strong growth in IT services revenue. Other operating revenue also increased, principally driven by growth in resale revenue in Australian Operations. Growth across these revenue categories was partly offset by lower calling, data and interconnection revenues.

Excluding impairment, operating expenses increased in 2007 from 2006 largely as a result of growth in sales costs associated with the growth in IT services and the broadband customer base in New Zealand. The impairment in 2006 related to the write-down of Telecom’s Australian operations. Depreciation and amortisation expense declined in 2007 compared to 2006 as a result of the write-down of Australian operations’ tangible assets in 2006. Net interest expense decreased in 2007 compared to 2006 due to the receipt of the proceeds from the sale of Yellow Pages Group, while tax expense was significantly impacted by the recognition of deferred tax benefits resulting from the previous write-down of Australian operations. Excluding the credit for the deferred tax benefit on the write-down, the effective tax rate for 2007 was 29.1%. This was slightly lower than the New Zealand corporate tax rate of 33% partly due to a non-assessable gain on the sale of Telecom Samoa Cellular Limited.

Principal factors impacting Telecom’s results and key trends

Increased regulation

As described in the Regulation section of this annual report, Telecom has been subject to increasing regulation in recent years and operates in a regulatory environment where the regulator sets determinations on the pricing of regulated services, such as UCLL and UBA. The introduction of these new regulated services is likely to have the effect of accelerating the rate of broadband penetration, yet may result in further downward pressure on wholesale and retail broadband prices due to increased competition. More importantly, UCLL and UBA pose threats to Telecom’s retail fixed line access relationship with customers and could accelerate the rate of decline in traditional access and calling services as Telecom loses the fixed line access relationship with the customer when a competitor supplies UCLL or UBA directly. Telecom Wholesale’s revenues should continue to increase given the growth expected in the broadband market but any downwards pressure on the regulated prices would result in a reduction of revenue and increase retail competition for Telecom.

Transformation programmes

Telecom has committed to transform its business in response to increased regulation and its declining profit margins. During the year Telecom separated its retail, wholesale and network business units (as detailed in the ‘Regulation’ section of this annual report). This has led to increased operating expenses to implement these changes and has also consumed a substantial amount of management time and effort. Telecom expects that operational separation will continue to drive additional costs, both operating and capital, into the business. Telecom incurred incremental operating costs of NZ$24 million during 2008 and capital expenditure of NZ$29 million. It has become increasingly difficult to distinguish between incremental costs specifically driven by operational separation as it becomes part of business as usual. It is therefore unlikely that these costs can be reported separately in future periods. Concurrent with the organisational transformation, Telecom has embarked on three major capital transformation programmes, as detailed in ‘Strategy’, to deploy fibre, build a new mobile network and complete the next generation network. These programmes have increased, and will continue to increase, consumption of labour resources and capital expenditure in the short term, however, in the long term should lead to a more efficient operating model with new revenue streams and lower network costs as Telecom is able to retire legacy systems and implement a lower cost IP platform. For 2009, Telecom currently expects that capital expenditure will be up to NZ$1,100 million as Telecom delivers on its transformation strategies. This is principally due to the expected expenditure on the WCDMA network, the fibre rollout and spending on next generation Telecom capability.

Declining profit margins

Telecom’s net earnings in New Zealand have declined due to a fall in traditional revenues partially offset by an increase in lower margin IT services revenues. Traditional revenues have declined due to increased competition and technological changes requiring new investments and product substitution. IT services revenues, whilst a key growth area for Telecom in New Zealand and Australia, have lower margins (and lower capital expenditure requirements) than traditional revenue streams. In addition, securing new customers has led to a significant increase in operating expenditures in both labour and operating expenses due to the staffing and direct costs required to service these contracts.

Telecom has also continued to increase its penetration in the New Zealand broadband market. This has been achieved through competitive pricing and customer inducements, such as free modems, that have upfront costs associated with each customer acquisition. Once the rate of penetration in the broadband market slows, these upfront costs should decline.

Australian operations

Telecom purchased PowerTel in May 2007, hence Telecom’s segmental results for Australia are not comparable for 2008 and 2007. PowerTel has invested heavily in the development of an extensive telecommunications network, which has seen it emerge predominantly as a wholesale provider. AAPT’s recent investment in an IT platform to enable the provision of an improved customer experience, the Hyperbaric project, has focused on the service layer in order to position it in the SME and mass-market segments. Accordingly, Telecom believes that the operations of the two entities are complementary and significant integration benefits are anticipated from combining the two entities. The integration of AAPT and PowerTel is

annualreport.telecom.co.nz/2008 43

largely complete, and there is now an ongoing focus on selling profitable on-net data and internet services.

These benefits should offset the trends Telecom has experienced in Australia over the three-year period where retail prices have continued to decline across most product categories. Within its Australian operations, Telecom has a very small share of the overall telecommunications market and margins remain under significant pressure, which have contributed to the Australian operations segment result being a loss. Competition from larger competitors has restricted Telecom’s ability to acquire new customers, particularly in the corporate and large business sector, and has also put significant downwards pressure on prices.

Decline in mobile revenues

The New Zealand mobile market has undergone significant expansion over the last three years. Telecom’s New Zealand mobile customer base has risen from 1,601,000 customers at 30 June 2005 to 2,176,000 customers at 30 June 2008, but saturation in the New Zealand market and a decision to cease selling standalone mobile packages in the Australian market have led to a decline in handset sales and a decline in traditional mobile voice revenues.

Telstra’s decision to close its CDMA network in Australia in April 2008 had a negative impact on Telecom’s roaming proposition as its New Zealand mobile customers could not roam on their CDMA phones in Australia. As an interim solution Telecom introduced WorldMode phones that have the ability to roam on both CDMA and GSM networks and a long-term solution will be the rollout of a WCDMA network. These trends have led to a decline in mobile revenue in 2008 and a significant increase in capital expenditure to launch a new mobile network. The new WCDMA network should enable higher average revenue per user as it supports enhanced commercial and consumer services, including high quality music, video and entertainment offerings, as well as allowing Telecom to capture a share of mobile outbound and inbound roaming revenue.

In December 2007 Vodafone and NZ Communications announced they had signed a deal to provide NZ Communications with national roaming services, indicating that a third mobile entrant in the New Zealand market is likely. A new mobile entrant would place further downward pressure on any future growth in mobile revenues and mobile profit margins.

Increase in wholesale revenues

Telecom’s wholesale revenues have benefited from the increased competition in the New Zealand market. An increase in wholesale activity leads to a decline in Telecom’s retail calling, broadband and data revenues as customers will have their calling, broadband and data services supplied by competitors.

Southern Cross dividends

Telecom received NZ$89 million of dividends from Southern Cross in 2008. These dividends are made as a result of Southern Cross selling capacity in its cable, and future dividends are contingent upon future sales. Southern Cross is currently the largest supplier in the market for capacity between Australasia and the US. New entrants to that market are expected in 2009 and 2010 that would reduce Southern Cross’ share of the market. In addition, the emergence of multi-cable competition is already driving capacity prices down. Southern Cross has responded to this competition and has recently doubled its capacity, funding the upgrade out of its cash flow. This upgrade should allow Southern Cross to compete with the new cables and ongoing dividends are expected, with the current estimate being NZ$40 to NZ$60 million for 2009.

Depreciation and amortisation

Depreciation and amortisation represents a significant component of Telecom’s operating expenses, given the major investment in capital equipment required to support its operations.

The level of capital expenditure impacts on depreciation and amortisation expense. Annual capital expenditure is currently in excess of the annual depreciation and amortisation and this is expected to be the case again in the 2009 financial year. This will ultimately flow through to higher depreciation and amortisation charges in future periods.

Other than capital expenditure, depreciation has been impacted by the acquisition of PowerTel in May 2007, where the amount of Australian depreciation increased in 2008 by NZ$52 million, while the significant impairment recognised in respect of Australian operations in 2006 reduced the Australian depreciation charge in 2007.

Disposal of Yellow Pages Group

In April 2007, Telecom completed a competitive sales process that resulted in the sale of Yellow Pages Group for NZ$2,161 million (see note 36 to the financial statements for more detail). In accordance with NZ IFRS, the operating results of Yellow Pages Group and the net gain on sale is presented in Telecom’s financial statements as results from discontinued operations. NZ$1,113 million of the NZ$2,161 million that Telecom received from the sale was returned to shareholders in October 2007 as part of a capital return by way of a court-approved pro-rata share cancellation.

Outlook

Telecom has indicated that management does not foresee a return to earnings before interest, taxation, depreciation and amortisation expenses (EBITDA) growth until 2011, when Telecom expects to see the benefits of its strategy and transformation programmes coming to fruition. Telecom expects EBITDA to decline by 4% to 6% in 2009 and continue to decline until 2011.

Telecom expects that capital expenditure will reach a peak in 2009 of up to NZ$1,100 million as Telecom delivers on its transformation strategies. This is based on Telecom’s current technology plans and, as noted in Group Risk Factors, could potentially increase depending on which WCDMA solution is chosen.

In the short term Telecom currently expects the following outcomes for the year ending 30 June 2009:

Group EBITDA to decline by 4% to 6%

EBITDA from AAPT of A$70 million to A$90 million

44 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Dividends from Southern Cross of between NZ$40 million to NZ$60 million

Group depreciation and amortisation of NZ$870 million to NZ$920 million

Group capital expenditure up to NZ$1,100 million

Group consolidated net earnings after tax of NZ$500 million to NZ$540 million.

It is important to understand that this outlook is based on a number of assumptions, including, without limitation Telecom’s ability to successfully transform its business, including its ability to implement its NGT business model and NGN, and its ability to reduce costs.

In addition, this outlook is based on the current regulatory environment and market and competitive conditions, which are expected to change over time. Accordingly, this outlook is subject to material change. Telecom’s ability to achieve the outlook in this section and the annual report is subject to significant risks. See ‘Group Risk Factors’ for a description of the key risks and the ‘Forward-looking Statements’ section.

Earnings before interest, taxation, depreciation and amortisation (EBITDA)

Telecom uses EBITDA, a non-GAAP measure, when discussing group results and in giving future performance guidance. Management believes that this measure provides useful information as it is used internally to evaluate performance of business units, to analyse trends in cash-based expenses, to establish operational goals and allocate resources. Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ losses and taxation expense to net earnings/(loss) from continuing operations less finance income.

EBITDA is a non-GAAP financial measure and is not prepared in accordance with IFRS. It is not uniformly defined or utilised by all companies in the telecommunications industry. Accordingly, this measure may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS.

The calculation of Telecom’s EBITDA and its reconciliation to the IFRS measure of net earnings/(loss) from continuing operations is shown below.

YEAR ENDED 30 JUNE 2008 2007 2006 2008/2007 2007/2006

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Net earnings/(loss) from continuing operations 713 844 (540) (15.5) NM1

Add back: depreciation 574 500 536 14.8 (6.7)

Add back: amortisation 187 152 163 23.0 (6.7)

Less: finance income (119) (59) (28) 101.7 110.7

Add back: finance expense 271 289 282 (6.2) 2.5

Add back: share of associates’ losses 3 3 - - NM1

Add back: taxation expense 262 205 351 27.8 (41.6)

EBITDA 1,891 1,934 764 (2.2) 153.1

1 Not meaningful

Operating results

Revenue

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Local service 1,129 1,084 1,081 4.2 0.3

Calling 1,233 1,336 1,385 (7.7) (3.5)

Interconnection 178 187 201 (4.8) (7.0)

Mobile 833 895 869 (6.9) 3.0

Data 638 561 602 13.7 (6.8)

Broadband and internet 547 485 448 12.8 8.3

IT services 439 380 346 15.5 9.8

Other operating revenues 669 634 563 5.5 12.6

Other gains 7 20 60 (65.0) (66.7)

Operating revenues and other gains 5,673 5,582 5,555 1.6 0.5

annualreport.telecom.co.nz/2008 45

Local service

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Business and residential access 958 925 914 3.6 1.2

Local calls 87 85 93 2.4 (8.6)

Smartphone, messaging and call track 84 74 74 13.5 -

Total local service revenues 1,129 1,084 1,081 4.2 0.3

Local service revenues primarily consist of business and residential access revenue. In 2008 revenue increased by NZ$45 million (4.2%) from 2007 due to the inclusion of PowerTel revenues for the full year following the acquisition of PowerTel in May 2007, offset by a decline of NZ$16 million in New Zealand local services revenues due to lower local calls, migration of dial-up internet to broadband, use of VoIP products and substitution to mobile. The number of total access lines has continued to decline due to mobile substitution and slowing housing growth.

Local service revenues were stable in 2007 compared to 2006 as the increase in access revenues, from an increase in line rental charge in March 2006, was offset by a decrease in local call revenues. The decline in local call revenues was due largely to businesses migrating from dial-up internet access to broadband and declining call volumes as a result of competitive pressure.

Calling

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

National 753 816 897 (7.7) (9.0)

International 432 472 442 (8.5) 6.8

Other 48 48 46 - 4.3

Total calling revenue 1,233 1,336 1,385 (7.7) (3.5)

Calling revenue includes gross transit revenue that fluctuates with the associated transit costs. Excluding transit revenues, calling revenue declined NZ$90 million (8.1%) in 2008 and NZ$94 million (7.4%) in 2007.

National calling revenue (including national calls, calls to mobile networks and national 0800) decreased by NZ$144 million across the three-year period to 30 June 2008 due to the migration of residential customers to wholesale competitors and lower average prices due to retail customer adoption of subscription-based calling plans offered by Telecom. These factors led to the decline in 2008 of national revenues to NZ$753 million from NZ$816 million in 2007.

In 2007 revenue from national calling decreased by NZ$81 million when compared to 2006 with volumes 13% lower largely due to fixed-to-mobile substitution, with a related increase in volume in mobile calls and calls to mobile networks. Revenue from calls to mobile networks fell as average prices decreased, partly offset by an increase in call minutes.

International calling revenue for New Zealand comprises outward calling revenue, where New Zealand customers make calls from fixed networks originating in New Zealand and terminating overseas; inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s fixed or mobile networks or calls terminating on other companies’ networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls.

In 2008 international calling revenue decreased by NZ$40 million (8.5%) from 2007 due to declining outward calling revenue and transit revenue. International outward calling revenues declined in 2008 due to product substitution and price competition. The amount of international transit revenues earned depends on the prevailing foreign exchange rates (principally the US dollar) as well as destination blend. International transit revenues decreased in 2008 compared to 2007. This has largely been mirrored by the movement in the related intercarrier costs, which decreased by NZ$14 million. The net margin from international transits was unchanged at NZ$38 million for both 2008 and 2007.

In 2007 international calling revenue increased by NZ$30 million compared to 2006 due to an increase in international transit revenues as a result of increased volumes, offset by a decrease in outwards calling revenue due to declining average prices.

46 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Interconnection

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

PSTN interconnection 105 109 109 (3.7) -

Mobile interconnection 73 78 92 (6.4) (15.2)

Total interconnection revenue 178 187 201 (4.8) (7.0)

Interconnection revenue declined by NZ$9 million (4.8%) in 2008 due to a decrease in PSTN interconnections and a decrease in mobile interconnect revenue, which was a result of a decrease in termination rates with a corresponding decrease in intercarrier costs.

Interconnection revenue decreased in 2007 principally due to a reduction in revenue billed to interconnection carriers, with a corresponding decrease in intercarrier costs due to a decrease in termination rates.

Mobile

Mobile revenues 2008 2007 2006 2008/07 2007/06

YEAR ENDED 30 JUNE NZ$M NZ$M NZ$M % CHANGE % CHANGE

Voice 543 589 610 (7.8) (3.4)

Data 233 224 174 4.0 28.7

Other 57 82 85 (30.5) (3.5)

Total mobile revenue 833 895 869 (6.9) 3.0

Mobile connections 2008 2007 2006 2008/07 2007/06

AS AT 30 JUNE 000’S 000’S 000’S % CHANGE % CHANGE

New Zealand 2,176 1,977 1,703 10.1 16.1

Australia 85 150 162 (43.3) (7.4)

2008 mobile revenue was NZ$833 million representing a decrease of NZ$62 million (6.9%) from 2007 due to a decline in handset revenue, reduced calling volumes and the impact of new pricing offers. Voice revenue decreased by NZ$46 million (7.8%) as a result of the impact of new pricing offers despite growth in total connections. Mobile data revenue increased by NZ$9 million (4.0%) as a result of increased volumes, primarily in wireless broadband. Other mobile revenues decreased by NZ$25 million (30.5%) due to a decline in the number of handsets sold due to competitive pressure.

Mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue.

The mobile market is extremely competitive but Telecom has seen the number of mobile customers increase over 2008; however there is a continued trend of falling demand for voice services but an increasing demand for data services. Telecom’s New Zealand mobile connections grew by 199,000 in 2008 (30 June 2007: 274,000) to reach 2,176,000 at 30 June 2008. Of the 30 June 2008 total connections, 39% were post-paid connections, and 61% were prepaid (30 June 2007: 41% post-paid, 59% prepaid).

Future mobile data revenue growth is expected to be driven by growth in applications and content. As an integrated operator, Telecom is focused on the convergence of fixed and mobile services, which is seen as a potential growth area. The mobile market is also the subject of growing regulation; one result of that may well be an increase in wholesale mobile virtual network operator (MVNO) models.

Mobile revenues were up 3% in 2007 compared to 2006 to NZ$895 million led by an increase of NZ$50 million in mobile data revenues driven by volume increases as described above. While the overall number of mobile connections grew by 274,000 to nearly 2 million in New Zealand, mobile voice revenues fell by 3.4% to NZ$589 million as a result of lower average prices per call and a decline in the number of mobile connections in Australia. Other mobile revenue remained relatively stable.

Average Revenue Per User (ARPU)

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

ARPU is a non-GAAP financial measure and is not prepared in accordance with IFRS. It is not uniformly defined or utilised by all companies in the telecommunications industry. Accordingly,

annualreport.telecom.co.nz/2008 47

this measure may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation or considered as a substitute for measures reported in accordance with IFRS.

The calculation of Telecom’s mobile ARPU and its reconciliation to the IFRS measure of mobile revenue is shown below.

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Total mobile revenue (NZ$m) 833 895 869 (6.9) 3.0

Less handset sales and non-customer revenues (NZ$m) (57) (82) (85) (30.5) (3.5)

Less Australian mobile voice and data revenue (NZ$m) (55) (73) (87) (24.7) (16.1)

New Zealand mobile voice and data revenue (NZ$m) 721 740 697 (2.6) 6.2

Average customers in New Zealand (000’s) 2,077 1,845 1,723 12.6 7.1

ARPU (NZ$ per month) 28.93 33.42 33.71 (13.4) (0.9)

ARPU decreased by 13.4% in 2008 compared to 2007 primarily due to the impact of competition on pricing and the dilutive impact of the integrated call plan offering without access fees. Telecom has lowered pricing on postpaid plans in response to competition in the New Zealand market to attract and retain customers. Voice revenues were lower due to lower roaming revenues in Australia following the closure of the Telstra CDMA network in Australia in April 2008, and discounted pricing offers on global roaming. Prepaid plans have also been subject to lower pricing due to competition, and Telecom increased the monthly text cap on certain prepaid plans, which resulted in lower data revenues.

ARPU was stable in 2007 compared to 2006 due to a combination of increased data revenues and the removal of inactive connections from the TDMA customer base in 2006. The TDMA network was closed on 31 March 2007. All mobile customers are now on the CDMA network.

Data

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Managed IP data services 233 215 293 8.4 (26.6)

Traditional data services 405 346 309 17.1 12.0

Total data revenues 638 561 602 13.7 (6.8)

Data revenues arise from meeting customers’ non-voice communications needs. There has been a shift away from traditional dedicated circuit, leased line data products towards IP-based data products given the increased flexibility and cost-efficiency that these products offer.

In 2008, data revenues increased due to the inclusion of PowerTel revenues for the full year. Outside of the PowerTel related increase, data revenues remained broadly stable, due to a decrease in traditional data services, offset by increased managed IP data services. In 2007 data revenues declined principally due to the effect of regulatory pricing in New Zealand and the loss of key corporate customers in Australia, compounded by price erosion on the negotiation of new contracts.

Broadband and internet

Broadband and internet revenue 2008 2007 2006 2008/07 2007/06

YEAR ENDED 30 JUNE NZ$M NZ$M NZ$M % CHANGE % CHANGE

Broadband revenue 499 415 360 20.2 15.3

Internet revenue 36 51 70 (29.4) (27.1)

Other 12 19 18 (36.8) 5.6

Total broadband and internet revenue 547 485 448 12.8 8.3

Broadband connections 2008 2007 2006 2008/07 2007/06

AS AT 30 JUNE 000S 000S 000S % CHANGE % CHANGE

New Zealand 759 605 435 25.5 39.1

Australia 157 174 102 (9.8) 70.6

48 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Active dial-up internet connections 2008 2007 2006 2008/07 2007/06

AS AT 30 JUNE 000S 000S 000S % CHANGE % CHANGE

New Zealand 163 238 310 (31.5) (23.2)

Australia 41 63 90 (34.9) (30.0)

Broadband services in New Zealand continue to grow. Broadband connections at 30 June 2008 were 759,000 for New Zealand (30 June 2007: 605,000) and 157,000 for Australia (30 June 2007: 174,000). The 2008 revenue from broadband was NZ$499 million, reflecting an increase of 20.2% over 2007. Revenue from broadband has not grown to the same extent as the overall broadband customer base, largely because of downward price pressures, particularly in the business sector.

Internet revenue decreased due to the continued migration of customers from dial-up internet to broadband.

In 2007 broadband and internet revenue increased by NZ$37 million (8.3%) from 2006. While consumer broadband revenue grew, it was offset by a decline in business broadband revenue, driven by the realignment of prices for business customers in New Zealand to align them with consumer prices.

IT services

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

IT services 439 380 346 15.5 9.8

Total IT services revenue 439 380 346 15.5 9.8

IT services revenue includes provision of network-based application services, management of customers’ information, communication and technology services and integration of these services.

IT services revenue increased by NZ$59 million (15.5%) to NZ$439 million in 2008 when compared to 2007, principally due to the growth in IT solutions revenue, procurement and network-delivered services as a result of strong growth in sales across a broad range of enterprise and corporate customers.

IT services revenue increased by NZ$34 million (9.8%) in 2007 due to similar organic growth.

Other operating revenue

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Resale 360 399 363 (9.8) 9.9

Dividends 89 19 - NM1 NM1

Equipment sales 45 52 55 (13.5) (5.5)

Other revenue 175 164 145 6.7 13.1

Total other operating revenue 669 634 563 5.5 12.6

1 Not meaningful

In 2008 resale revenue, derived in Australia, decreased by NZ$39 million (9.8%) when compared to 2007 as a result of a decline in customer numbers, partially offset by growth in wholesale resale revenue. Dividends increased in 2008 from 2007 due to dividends from Telecom’s investment in Southern Cross.

In 2007 resale revenue increased by 9.9% compared to 2007 due to strong growth in revenue from business customers, coming primarily from wholesale operations, offset by decreases as a result of price reductions and price capping to retain market share in a very competitive market. Dividends received were also from Southern Cross.

Other gains

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Sale of mobile customer base in Australia 7 NM1 -

Sale of Telecom Samoa Celluar - 20 - (100.0) NM1

Acquisition of Southern Cross Cables - - 60 - (100.0)

Total other gains 7 20 60 (65.0) (66.7)

1 Not meaningful

annualreport.telecom.co.nz/2008 49

In July 2007 AAPT recorded a NZ$7 million gain from the sale of the standalone mobile customer base in Australia.

The gain recognised in 2007 of NZ$20 million relates to the gain arising on the disposal of Telecom Samoa Cellular Limited. The other gain in 2006 represents a gain of NZ$60 million pertaining to the acquisition of Southern Cross Cables (NZ) Limited whose sole asset at the time of acquisition was a tax operating loss carryforward. The value of this tax loss carryforward was NZ$70 million and Telecom’s acquisition cost was NZ$10 million. The value in excess of Telecom’s acquisition cost has been reflected as a gain.

Expenses

Labour

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

New Zealand 626 545 539 14.9 1.1

Australia 247 216 209 14.4 3.3

Other 13 12 12 8.3 -

Total labour expense 886 773 760 14.6 1.7

Labour expense increased by NZ$113 million (14.6%) in 2008. Personnel numbers increased in 2008. The increase in labour costs is a reflection of the increase in personnel supporting IT services, staffing of the transformation programmes, building up the wholesale business, implementing operational separation requirements and salary pressure incurred in a tight labour market. In Australia the increase reflects the inclusion of PowerTel for a full year following its acquisition in May 2007, as well as growth in the Gen-i head count. These increases were partly offset by outsourcing of call centres and synergies realised as a result of the AAPT/PowerTel merger.

In 2007 labour expense increased by NZ$13 million (1.7%) as personnel increased when compared to 2006. This increase in people reflected a move to build capability to support the IT programme and increased resources to support strategic initiatives. This increase was partially offset by the impact of an organisational change programme initiated in 2006.

Intercarrier costs

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

New Zealand 457 491 500 (6.9) (1.8)

Australia 786 729 699 7.8 4.3

Total intercarrier costs 1,243 1,220 1,199 1.9 1.8

Intercarrier costs increased by NZ$23 million (1.9%) in 2008 when compared to 2007 due to the full year effect of PowerTel increasing the Australian costs, offset by a decline in costs in New Zealand consistent with the decline in New Zealand intercarrier revenues, as well as the translation effect from the strength of the NZ dollar on US dollar denominated intercarrier costs.

In 2007 the decrease in New Zealand intercarrier costs was due to lower mobile interconnections due to a reduction in revenue billed to interconnection carriers offset by an increase in international intercarrier costs, primarily due to growth in international transit volumes.

Telecom and Vodafone undertook in 2007 to reduce mobile termination rates over a five-year period and so it is likely that the cost to Telecom of interconnecting with other mobile operators will fall over this period (as will revenue for calls to mobile networks and mobile interconnection revenue).

50 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Other operating expenses

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Direct costs 352 326 279 8.0 16.8

Mobile acquisitions, upgrades and dealer commissions 280 312 317 (10.3) (1.6)

Procurement and IT services 264 222 180 18.9 23.3

Broadband and internet 67 80 73 (16.3) 9.6

Computer costs 197 194 162 1.5 19.8

Advertising, promotions and communications 90 129 143 (30.2) (9.8)

Accommodation 127 111 105 14.4 5.7

Outsourcing 52 26 23 100.0 13.0

Travel 18 15 14 20.0 7.1

Provision for doubtful debts 29 33 34 (12.1) (2.9)

Other 177 155 167 14.2 (7.2)

Total other operating expenses 1,653 1,603 1,497 3.1 7.1

In 2008 other operating expenses increased principally due to an increase in procurement and IT services costs and direct costs, offset by a decline in the cost of mobile acquisitions, upgrades and dealer commissions. Procurement and IT services costs increased by NZ$42 million due to the direct costs of fulfilling IT services contracts, revenue from which increased by NZ$59 million. Mobile acquisition, upgrades and dealer commissions declined due to a decrease in connection volumes. Accommodation increased due to the inclusion of the costs of PowerTel properties for 2008. Outsourcing costs increased due to the outsourcing of call centres in Australia.

In 2007 other operating expenses increased by NZ$106 million when compared to 2006. Direct costs increased largely due to increased provisioning costs associated with higher broadband connections as gross connections increased year-on-year and the cost of driving improvements in restoration performance. Mobile acquisitions, upgrades and dealer commissions increased due to increased connections volumes. IT services sales cost growth reflects growth in IT services revenue and a change in the sales mix towards products and services, with a larger proportion of sales costs rather than labour costs.

Impairment

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/6

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Impairment of Australian operations - - 1,301 - (100.0)

Total impairment expense - - 1,301 - (100.0)

Impairment charges totalling NZ$1,301 million were recognised in 2006 in respect of Telecom’s Australian operations following a decline in value that was a consequence of a number of negative trends that adversely affected the short and long-term earnings outlook for Australian operators.

Other expenses

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Restructuring costs - 36 - (100.0) NM1

Provision for billing issues - 16 - (100.0) NM1

Intercarrier and regulatory costs - - 22 - (100.0)

Provision for contractual settlements - - 12 - (100.0)

Total other expenses - 52 34 (100.0) 52.9

1 Not meaningful

annualreport.telecom.co.nz/2008 51

In 2007 restructuring costs of NZ$36 million were recognised resulting from restructuring activities undertaken or announced in 2007, including a companywide organisational redesign programme, the costs of rationalising Australian call centre operations and the integration of PowerTel. A provision of NZ$16 million was recognised for the cost of rectifying several billing application configuration issues primarily relating to prior periods. The provision covers the cost of investigating and resolving these issues.

In 2006 expenses were recognised of NZ$22 million in relation to intercarrier and regulatory matters and NZ$12 million for the liability that resulted from unsuccessful outcomes relating to historic issues under the Fair Trading Act and the cost of terminating an agreement with Hutchison Whampoa.

Depreciation and amortisation

Depreciation 2008 2007 2006 2008/07 2007/06

YEAR ENDED 30 JUNE NZ$M NZ$M NZ$M % CHANGE % CHANGE

New Zealand 453 432 411 4.9 5.1

Australia 114 62 119 83.9 (47.9)

Other 7 6 6 16.7 -

Total depreciation expense 574 500 536 14.8 (6.7)

Depreciation represents a significant component of Telecom’s operating expenses, given the major investment in property, plant and equipment required to support its operations.

The level of capital expenditure impacts depreciation expense. Annual capital expenditure is currently in excess of the annual depreciation and this is expected to be the case again in the 2009 financial year. This will ultimately be expected to flow through to higher depreciation charges in future periods.

Depreciation in New Zealand was NZ$453 million in 2008, being a 4.9% increase over 2007 and is attributable to the increased asset base described above, and accelerated depreciation of certain existing assets, such as the CDMA network. Depreciation in Australia was NZ$114 million for 2008, which was NZ$52 million higher than 2007 due to the full-year effect of the PowerTel acquisition.

In 2007 New Zealand depreciation totalled NZ$432 million, an increase of NZ$21 million from 2006 due to the increase in underlying assets. In Australia depreciation was NZ$62 million for 2007. This NZ$57 million decrease from 2006 reflected the lower carrying values arising from the significant impairment recognised in respect of the Australian operations in 2006.

Amortisation 2008 2007 2006 2008/07 2007/06

YEAR ENDED 30 JUNE NZ$M NZ$M NZ$M % CHANGE % CHANGE

New Zealand 155 133 112 16.5 18.8

Australia 30 18 50 66.7 (64.0)

Other 2 1 1 100.0 -

Total amortisation expense 187 152 163 23.0 (6.7)

Amortisation expense primarily relates to software assets, spectrum licences and international cable capacity. The expense fluctuates depending on the mix of assets in this category that has increased by NZ$52 million, as detailed in note 15 to the financial statements. The main additions to intangible assets in 2007 and 2008 include Hyperbaric, capacity purchases and software to enable number portability.

Net finance expense

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Finance income (119) (59) (28) 101.7 110.7

Finance expense 283 300 293 (5.7) 2.4

Interest capitalised (12) (11) (11) 9.1 -

Total net finance expense 152 230 254 (33.9) (9.4)

52 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Net finance expense decreased across the three-year period due to the investment of the proceeds from the sale of Yellow Pages Group prior to being distributed to shareholders or reinvested in the Telecom group. This is reflected in the finance income increases. Finance expense and interest capitalised have remained broadly constant across the three-year period.

Taxation

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Taxation expense 262 205 351 27.8 (41.6)

Total taxation expense 262 205 351 27.8 (41.6)

The 2008 tax expense was predominantly impacted by Southern Cross dividends that were not subject to New Zealand tax, foreign income being subject to a reduced rate of tax, prior period adjustments and no Australian tax benefit recognised on the current year’s results due to their loss-making position. Those impacts result in an effective tax rate for 2008 of 26.9%. The 2007 tax expense was significantly impacted by the recognition of tax benefits arising from a previous write-down of tangible assets included in the impairment charges relating to the group’s Australian operations. Excluding this credit, the effective tax rate for 2007 was 29.1%. This was slightly lower than the New Zealand corporate tax rate of 33% due to the non-assessable gain on the sale of Telecom Samoa Cellular Limited, foreign income being subject to a reduced rate of tax and recording the impact of the announced reduction in the New Zealand corporate tax rate.

Segmental results

Telecom’s operations consisted of four reportable business segments for the years ending 30 June 2006, 2007 and 2008.

NZ Business

NZ Consumer

NZ Technology and Enterprises

Australian operations

From 1 July 2008, Telecom reported under the five segments detailed in the Overview section. The financial results for the three-years ended 30 June 2008 are presented under the reportable business segments.

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Segment revenues

NZ Business 1,811 1,802 1,823 0.5 (1.2)

NZ Consumer 1,611 1,709 1,689 (5.7) 1.2

NZ Technology and Enterprises 493 443 420 11.3 5.5

Australian operations 1,431 1,327 1,323 7.8 0.3

Total segment revenues1 5,346 5,281 5,255 1.2 0.5

Segment earnings

NZ Business 977 1,074 1,123 (9.0) (4.4)

NZ Consumer 1,024 1,085 1,110 (5.6) (2.3)

NZ Technology and Enterprises (847) (811) (792) 4.4 2.4

Australian operations (49) (51) (1,386) (3.9) NM1

Total segment earnings1 1,105 1,297 55 (14.8) NM1

1 See note 31 to the financial statements for a reconciliation between segment revenues and consolidated group revenues, and between total segment earnings and consolidated group earnings after income tax. Segment earnings consist of earnings before finance income and finance expense and income tax.

annualreport.telecom.co.nz/2008 53

NZ Business

Revenues were stable in NZ Business in 2008 when compared to 2007. Declines, principally due to lower pricing, were experienced in local service, calling and broadband product lines, which were offset by increases in data revenues, growth in IT services and increased demand from Wholesale customers. Segment earnings for NZ Business declined in 2008 by NZ$97 million when compared to 2007 due to the mix of sales from traditionally higher margin products, such as calling products, to lower margin products, such as IT services. These factors also impacted the 2007 results which declined by NZ$49 million when compared to 2006.

Revenues declined in NZ Business in 2007 when compared to 2006 through the erosion of traditional voice revenues and the impacts of broadband pricing. Local calling revenues declined as chargeable minute volumes declined while average prices remained stable. Data revenues also declined, as noted above, driven by a decrease in traditional data services, partially offset by increased managed IP data services.

Earnings declined in 2007 when compared to 2006, impacted by the change in the mix of sales from traditionally higher margin products, such as calling products, to lower margin products, such as IT services.

NZ Consumer

NZ Consumer revenues decreased in 2008 when compared to 2007 due to pricing and volume declines in local, calling, mobile and dial-up internet revenues, partially offset by the growth in broadband.

The 2008 earnings from NZ Consumer declined from 2007 by NZ$61 million to NZ$1,024 million due to the effects of lower overall pricing and lower demand for dial-up internet, which was partially offset by the effects of higher broadband revenues and lower mobile direct costs, due to lower demand for mobiles. Earnings decreased by NZ$25 million in 2007 as compared to 2006 as customer numbers continued to increase offset by the impact of acquisition and retention of mobile customers continuing to increase direct costs of sales with subsidies on mobile handsets and increased retention costs.

NZ Consumer revenues increased in 2007 as compared with 2006 as growth in mobile revenues, driven by increased text messaging volumes resulting from growth in the customer base, and broadband increased while traditional revenues declined due to competition in the market and due to fixed to mobile substitution. Calling revenues declined as the average price of a calling minute declined across all products and volumes of calling minutes declined across most products except calls to mobile phones and increased penetration of high-speed mobile data services.

Earnings decreased in 2007 compared to 2006 as customer numbers continued to increase, offset by the impact of acquisition and retention of mobile customers continuing to increase direct costs of sales with subsidies on mobile handsets and increased retention costs. Broadband continued to grow in connections numbers and despite a fall in the average broadband revenue per connection, the growth in broadband revenues exceeded the decline in dial-up internet revenues.

NZ Technology and Enterprises

NZ Technology and Enterprises contains the costs of the maintenance of the New Zealand networks, wholesale services and the provision of shared financial services for the Telecom group. As these costs related to the revenue-generating activities of other segments, NZ Technology and Enterprises is a loss-making segment and would not normally generate a profit from its ordinary operations. Revenues consist principally of wholesale revenues. These revenues increased by 11.3% in 2008 when compared to 2007 and 5.5% in 2007 when compared to 2006 due to increased demand from wholesale customers. Costs include the majority of depreciation and amortisation and staff costs. Movements in these costs are discussed above in relation to total New Zealand costs. The increases are due to the factors discussed above that relate to increasing levels of capital expenditure driving higher depreciation and amortisation, the provisioning of broadband driving higher direct costs and the costs of maintaining the network.

Australian operations

Reported NZ$ results from Telecom’s Australian operations have been impacted by movements in exchange rates. The average NZ$:A$ exchange rates for 2008, 2007 and 2006 are shown in the table below.

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Average NZ$/A$ exchange rate 0.8577 0.8717 0.8949 (1.6) (2.6)

54 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

The average exchange rate for 2008 and 2007 is lower than the average exchange rate for the previous year, resulting in an equivalent increase in reported NZ$ revenues, expenses and loss for Australian operations.

Following the purchase of PowerTel in May 2007 the Australian results include the consolidated results of AAPT and PowerTel, hence year-on-year results are not comparable. AAPT and PowerTel commenced integration in 2007 therefore separate results are not available for 2008.

In 2008 revenue increased from 2007 by NZ$104 million to NZ$1,431 million, due to the effects of PowerTel as well as increases in wholesale and data revenues. These increases were partially offset by declining revenues from traditional service lines such as local service, calling and mobile due to lower pricing and lower consumer customer numbers. A stand alone mobile customer base was also disposed of at the beginning of 2008.

Australian Operations have continued to be negatively impacted by tightening of wholesale prices and intense competition in the Australian market by its competitors. These factors contributed to the Australian Operations being loss-making. Australian Operations earnings were also impacted in 2008 by staffing call centres due to high call volume as a result of a new billing platform and the additional costs incurred to rectify these issues.

Included in the results of Australian operations for 2007 was NZ$43 million of revenue and NZ$2 million loss for the period from 9 May 2007 to 30 June 2007 relating to PowerTel.

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

A significant tightening of wholesale prices and terms with Telstra (the principal supplier to Telecom’s Australian operations)

Sustained downward pressure on retail prices

The deferral of major project expenditure by key corporate customers.

As well as leading to the impairment charge, these factors also had a significant negative impact on results for Australian operations in 2006. Excluding the impairment charge, segment earnings for 2006 were a loss of NZ$85 million.

Critical accounting policies and recently issued accounting standards

See note 1 to the financial statements for Telecom’s critical accounting policies.

See note 37 to the financial statements for the potential impact of recently issued accounting standards.

annualreport.telecom.co.nz /2008 55

Dividend policy and long-term capital management

Liquidity and capital resources

Telecom’s principal sources of liquidity are operating cash flows and external borrowing from established debt programmes and bank facilities. In addition to these principal sources of liquidity Telecom received NZ$2,161 million for the sale of its Yellow Pages Group in 2007. NZ$1,113 million of the NZ$2,161 million that Telecom received from the sale was returned to shareholders in October 2007 as part of a capital return by way of a court-approved pro-rata share cancellation, which involved the cancellation of one in nine ordinary shares on a pro-rata basis in exchange for NZ$4.88 for each cancelled share. With regards to American Depositary Receipts (‘ADR’) holders, following the capital return the ratio of ADR to ordinary shares was changed from 1 ADR to 8 ordinary shares to 1 ADR to 5 ordinary shares. From an ADR holder’s perspective the combination of the capital return and ratio change resulted in the receipt of approximately US$3.27 for every existing ADR held and the issue of 42.2% more ADRs.

The Telecom board continues to be committed to Telecom maintaining ‘single A’ credit ratings from Moody’s Investors Service and Standard & Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow and cost of capital. As a guide, Telecom expects to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of net debt to EBITDA would not materially exceed 1.7 times on a long-run basis. The extent of funds available to pay dividends is driven by the level of earnings as well as future capital expenditure requirements and investment needs.

Cash flows

The following table sets out information regarding Telecom’s cash flows during the three-year period:

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Net cash from

Operating activities1 1,685 1,651 1,807 2.1 (8.6)

Investing activities1 (890) 1,028 (453) NM2 NM2

Financing activities1 (2,036) (852) (1,434) 139.0 (40.6)

Foreign exchange movement 51 (13) - NM2 NM2

Net (decrease)/increase in cash (1,190) 1,814 (80) NM2 NM2

1 See cash flow note in financial statements for breakdown

2 Not meaningful.

Net cash from operating activities

Net cash flows from operating activities increased by NZ$34 million in 2008. Cash payments to suppliers and employees increased by NZ$33 million due to timing differences, and there was a decrease in cash received from customers of NZ$143 million due to declining revenues. Cash received from interest income increased by NZ$74 million as a result of the investment of the proceeds from the sale of Yellow Pages Group. Dividends of NZ$89 million were received from Southern Cross. Net cash flows from operating activities decreased by 8.6% in 2007 compared to 2006. This was principally due to an increase in payments made to suppliers and employees that increased by 6.4%. This increase was as a result of increased labour expenses and operating expenses and an unfavourable movement in working capital experienced towards the end of 2007. Offsetting this increase in cash outflows was an increase in interest income received due to higher cash on deposit, dividends received from Southern Cross and lower income tax and interest payments.

Net cash from investing activities

Net cash from investing activities decreased by NZ$1,918 million in 2008. The decrease is principally a result of 2007 including the cash inflow from the sale of Yellow Pages Group and the repayment of the advance to Southern Cross, adjusted for the acquisition of PowerTel. Investing activities include the expenditure on the purchase of property, plant and equipment, and intangible assets (capital expenditure) that is presented in the table below.

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

New Zealand 832 637 592 30.6 7.6

Australia 112 147 131 (23.8) 12.2

Corporate and other 43 48 17 (10.4) 182.4

Total capital expenditure1 987 832 740 18.6 12.4

1 Capital expenditure is measured on an accruals rather a cash basis.

56 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

In 2008 New Zealand capital expenditure comprised of:

NZ$219 million (2007: NZ$187 million) related to investment needed to meet statutory, regulatory and contractual obligations and to sustain existing service performance

NZ$97 million (2007: NZ$62 million) related to the investment in the technology and services required to deliver NGT

NZ$359 million (2007: NZ$213 million) related to investment required to extend network coverage, augment capacity in line with strategic business growth (eg, growth in broadband and mobile), develop and deploy new technology capabilities needed to deliver retail and wholesale services cost-effectively, and to implement the requirements of the Telecommunications Act 2006 and Telecom’s Undertakings

NZ$54 million (2007: NZ$87 million) was investment in service-specific and customer service systems needed to deliver, grow and sustain retail services

NZ$103 million (2007: NZ$88 million) comprised investment outside the core strategic programmes that is justified based on the projected rate of return of the investment.

The main increases in expenditure related to the expenditure on the NGN to build VoIP capability, create infrastructure for new channel capability (particularly online), develop new customer management systems and establish new technology management capability. Other areas of increase included expenditure on ICT outsourcing and customer premises equipment investment, developing contact centre and customer service systems and capability and the acquisition of international network capacity.

In 2008 capital expenditure in Australia amounted to NZ$112 million. This decreased by NZ$35 million compared to 2007 due to the completion of the Hyperbaric project. In 2007, capital expenditure of NZ$147 million increased by NZ$16 million (12.2%) compared to 2006. Expenditure for 2007 included the final phase of expenditure on call centre functionality and IT platforms and the move away from networks to ‘enabling’ infrastructure.

For 2009 Telecom currently expects that capital expenditure will be up to NZ$1,100 million as Telecom delivers on its transformation strategies. This is principally due to the expected expenditure on the WCDMA network, spending on next generation capability and the fibre network rollout. It is expected that this expenditure will be financed from operating cash flows, existing cash reserves and new debt that has been raised after 30 June 2008 (see note 22 of the financial statements).

Management believes Telecom’s net cash flows generated from operations and its existing available cash and borrowings will be sufficient to fund Telecom’s expected capital expenditure, working capital and investment requirements for 2009. Management also considers that Telecom is in a satisfactory position to meet its longer term cash requirements. Telecom has a satisfactory spread of debt maturities, with maturities extending up to 12 years for its longest dated debt issues. Telecom has access to sufficient borrowing capacity to meet its needs and in the event that operating cash flows declined to levels that are materially lower than those being generated at present, Telecom could respond by reducing dividend payments and/or capital expenditure.

Net cash flow from financing activities

Cash flows for financing activities largely reflect borrowing activities and dividend payments to shareholders.

In 2008 net cash flow from financing activities increased by NZ$1,184 million compared to 2007 principally due to the capital return of NZ$1,113 million, which occurred in October 2007. Removing the impact of the capital return, net cash outflow from financing activities was NZ$923 million, an increase of NZ$71 million principally due to an increase in dividends paid of NZ$68 million.

The net cash flow from financing activities decreased by NZ$582 million for 2007 compared to 2006. The decrease was primarily due to a decrease in the dividend paid, as the prior period included the payment of special dividends declared in respect of the 2005 financial year. There were no repurchases of shares in connection with the dividend reinvestment plan in 2007, which also reduced the cash outflow from financing activities.

Working capital

Telecom defines its working capital as the difference between current assets and current liabilities. Telecom’s working capital position is shown in the table below:

YEAR ENDED 30 JUNE 2008 2007 2006 2008/07 2007/06

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Current assets 1,856 3,079 1,325 (39.7) 132.4

Current liabilities (2,280) (1,590) (2,119) 43.4 (25.0)

(Deficit)/surplus in working capital (424) 1,489 (794) NM1 NM1

1 Not meaningful.

As at 30 June 2008, Telecom’s current liabilities exceed current assets. Telecom has positive operating cash flows that enable working capital to be managed to meet short-term liabilities as they fall due. The increase in current liabilities in 2008 from 2007 is due to an increase in debt due within one year.

The decrease in current assets in 2008 is due to the reversal of the increase in current assets in 2007 that was due to the receipt of the sales proceeds from the sale of Yellow Pages Group. NZ$1,113 million of this amount was returned to shareholders in October 2007.

annualreport.telecom.co.nz /2008 57

As detailed in note 22 to the financial statements, Telecom raised NZ$142 million of Telebonds and NZ$258 million of Euro Medium Term Notes in July and August 2008, and Telecom has stand-by facilities in excess of NZ$800 million.

As at 30 June 2008 the consolidated net tangible assets per share was NZ$0.96 (30 June 2007: $1.33). Net tangible assets per share is a non-GAAP financial measure and is not prepared in accordance with NZ IFRS. It is required to be disclosed by New Zealand stock exchange listing requirements. The calculation of Telecom’s consolidated net tangible assets and its reconciliation to the consolidated balance sheet is presented below:

AS AT 30 JUNE 2008 2007

Total assets (NZ$m) 7,405 8,276

Less intangible assets (NZ$m) (990) (927)

Less total liabilities (NZ$m) (4,669) (4,672)

Net tangible assets (NZ$m) 1,746 2,677

Number of shares outstanding (m) 1,826 2,020

Net tangible assets per share (NZ$/share) 0.96 1.33

Credit ratings

In June 2008 Telecom’s long-term credit ratings were a Standard & Poor’s rating of A (outlook stable) and a Moody’s Investors Service’s rating of A2 (outlook negative). Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.

Funding Sources and Requirements

Telecom’s funding sources, level of borrowings and maturity profile are detailed in note 26 to the financial statements. Telecom’s future borrowing requirements are dependent on revenue receipts, capital expenditure requirements, distributions to shareholders, taxation payments, servicing and repayment of existing debt and other business requirements as determined from time to time. There is no particular seasonality to borrowing requirements.

Cash requirements and commitments

Telecom’s contractual obligations and other commercial commitments as at 30 June 2008 are set out in the table below.

PAYMENTS DUE BY PERIOD

TOTAL LESS THAN 1 YEAR 1-3 YEARS 4-5 YEARS AFTER 5 YEARS

Contractual obligations NZ$M NZ$M NZ$M NZ$M NZ$M

Short-term debt 406 406 - - -

Long-term debt 2,400 559 29 582 1,230

Derivative liabilities 1,074 293 164 388 229

Operating leases 493 73 133 73 214

Capital expenditure 259 259 - - -

Interest payments on term debt1 847 144 218 195 290

Operating expenditure commitments 20 20 - - -

Total contractual cash obligations 5,499 1,754 544 1,238 1,963

AMOUNT OF COMMITMENT EXPIRATION BY PERIOD

Other commercial commitments

TOTAL COMMITTED LESS THAN 1 YEAR 1-3 YEARS 4-5 YEARS AFTER 5 YEARS

NZ$M NZ$M NZ$M NZ$M NZ$M

Guarantees2 277 31 106 53 87

1 Future interest payments on the portion of term debt subject to floating interest rates are calculated based on current interest rates.

2 Guarantees principally consist of cross border lease guarantees in respect of certain telecommunications asset sale and leaseback transactions. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transactions. The amount disclosed above is the maximum exposure under the guarantees, however, Telecom believes that the likelihood of losses in respect of these matters is remote.

58 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Off-balance sheet arrangements

Telecom does not have any off-balance sheet arrangements, as the term is defined for the purposes of Item 5.E of the Form 20-F, that have or are reasonably likely to have a current or future effect on Telecom’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Treasury and interest rate management

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

Telecom generally funds all or a portion of its significant offshore investments in the currency of the investment. AAPT and PowerTel are funded in Australian dollars. Other than these borrowings that remain in foreign currencies and are matched against foreign denominated assets, foreign currency borrowings are hedged at inception into NZ dollars using cross currency interest rate swaps. Telecom also hedges a portion of its foreign currency purchases forecast for the next 12 months and hedges the net balance sheet position of its international operations. The objectives of interest rate risk management are to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom’s interest expense and net earnings within policies approved by Telecom’s board.

For further details of Telecom’s exposure to interest rate risk, foreign currency risk and its related use of derivatives see note 26 to the financial statements.

Below is certain information concerning exchange rates between NZ dollars and US dollars (expressed in US dollars per NZ$1.00) based on the noon buying rate in New York City for cable transfers in NZ dollars as reported by the Federal Reserve Bank of New York (Exchange Rate).

On 11 August 2008 the Exchange Rate was 0.7010.

The high and low exchange rates for each month during the previous six months were as follows:

Month High Low

February 2008 0.8124 0.7784

March 2008 0.8213 0.7847

April 2008 0.8035 0.7728

May 2008 0.7938 0.7536

June 2008 0.7894 0.7447

July 2008 0.7762 0.7316

The average exchange rates, determined by averaging the exchange rates on the last day of each month during the year for the financial periods specified below were as follows:

YEAR ENDED 30 JUNE Average

2004 0.6304

2005 0.6980

2006 0.6673

2007 0.6921

2008 0.7705

Dividend policy

Based on Telecom’s current expectations for the next twelve months, the target dividend payout for 2009 will be to pay out the higher of 75% of net earnings (after adding back relevant non-cash items) or quarterly dividends of 6 cents per share, subject to there being no material adverse change in circumstances.

The dividend reinvestment plan has been retained. Shares issued under the plan are priced at the prevailing market price and Telecom intends to acquire an equivalent number of shares on-market, in order to eliminate an increase in capital arising pursuant to the plan. These mechanisms are reviewed at each dividend date.

Controls and procedures

Telecom’s management, with the participation of Telecom’s Chief Executive Officer and Telecom’s Chief Financial Officer, evaluated the effectiveness of Telecom’s disclosure controls and procedures as of 30 June 2008. In designing and evaluating the disclosure controls and procedures, management recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation and taking into account the foregoing, Telecom’s Chief Executive Officer and Telecom’s Chief Financial Officer concluded that, as of 30 June 2008, Telecom’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by Telecom in the reports that it files or submits under the United States Securities Exchange Act is recorded, processed, summarised and reported on a timely basis, and are effective in ensuring that information required to be disclosed by Telecom in the reports it files or submits under the United States Securities Exchange Act is accumulated and communicated to Telecom’s management, including its principal financial and executive officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

Telecom’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Telecom’s internal control over financial reporting is designed

annualreport.telecom.co.nz/2008 59

to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

Under the supervision and with the participation of Telecom’s Chief Executive Officer and Telecom’s Chief Financial Officer, Telecom’s management evaluated the effectiveness of Telecom’s internal control over financial reporting as of 30 June 2008 based upon the framework in ‘Internal Control – Integrated Framework’ issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based upon that evaluation, Telecom’s management has concluded that, as of 30 June 2008, Telecom’s internal control over financial reporting is effective.

KPMG, Telecom’s independent registered public accounting firm, has audited the consolidated financial statements included in this annual report and, as a part of the audit, has reported on the effectiveness of Telecom’s internal control over financial reporting.

Changes in internal control over financial reporting

There have been no changes in Telecom’s internal control over financial reporting during the year ended 30 June 2008 that have materially affected, or are reasonably likely to materially affect, Telecom’s internal control over financial reporting, which report is on page 64.

Group risk factors

Operational separation could have a greater adverse effect on Telecom’s businesses, results of operations, financial condition and prospects than currently being experienced

Compliance with the Undertakings has led to the restructure of Telecom’s business units, including the launch of Chorus, Telecom’s separate access network business unit, requiring Telecom to re-engineer systems and processes and accommodate significant behavioural changes in the process. To date, operational separation has involved significant establishment costs, and Telecom expects that it will necessitate increased ongoing costs.

Operational separation could also result in a decline in operational effectiveness due to increased administrative processes, duplication of roles and activities across the separated parts of the business, loss of the ability to access the benefits of a vertically integrated organisation, and reduced speed-to-market. The implementation of operational separation also requires significant attention from Telecom’s management, diverting their focus from transformational and other business improvement initiatives.

In the longer term, Telecom may fail to deliver required milestones, or breach the required behavioural conduct, leading to fines, reputational damage and potentially additional industry regulation.

Telecom may be unable to contain its capital spend or may experience an opportunity cost associated with capital control

Telecom’s business is capital intensive and significant investment in technology and other assets is required before new services can be released to the market. In the 2008 and 2007 financial years, Telecom invested NZ$987 million and NZ$844 million, respectively, in capital expenditure principally on telecommunications and network equipment.

In order to implement its strategy, Telecom has forecasted capital expenditure of up to NZ$1,100 million in 2009 to:

Continue implementation of a next generation network to replace legacy PSTN service platforms

Develop operational support systems to complement new business models

Continue to grow broadband and mobile market share.

However, competitive or regulatory drivers may accelerate the need for capital expenditure in these key areas. Additionally, the ability to contain capital spend is under continual pressure from the increased complexity inherent in the delivery of new and emerging technologies in response to market changes. For example, if Telecom were to rollout 3G WCDMA nationally at 850MHz in New Zealand, its capital expenditure requirements in the short term would increase. These factors may also lead to Telecom being required to invest in new technologies earlier than originally planned.

Accordingly, Telecom’s capital spend may exceed current market and management expectations, negatively impacting Telecom’s return on investment, future profitability and its ability to raise future capital funds on acceptable terms.

Capital constraints may impede Telecom’s ability to pursue growth investment opportunities in key areas such as mobile, broadband, IT solutions and ‘new wave’ products. Should this occur, Telecom’s ability to maintain competitive positioning and grow its future revenues may be impacted.

Telecom may not succeed in targeting growth in mobile, broadband and ICT capability

Telecom’s strategy for transformation includes the targeting of growth in mobile, broadband and ICT capability.

Telecom may be unable to execute its strategy of targeting growth in the mobile market due to a combination of factors, including:

Uncertain mobile market regulatory outcomes, whereby mobile services that are largely unregulated at present, may be subject to regulation in the future

New competition entering the New Zealand mobile market that may cause prices for mobile telecommunications services to decline

The loss of mobile customers using Telecom’s CDMA network due to reduced handset and device availability that is likely to arise as a result of the declining global market share for CDMA

60 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Possible delays to commission Telecom’s WCDMA network and a potential inability to successfully leverage benefits from delivery of the new network

Legacy infrastructure may limit Telecom’s ability to match competitor offerings.

Telecom’s retail business may fail to achieve a competitive broadband proposition due to a combination of factors such as competition for resources with other business units, reduced customer broadband spend, operational separation requirements requiring inefficient or ineffective process redesign, and a negative perception of Telecom due to prior performance issues associated with the Yahoo!Xtra migration.

Gen-i’s ability to grow market share, customer preference and margin in the ICT market may be impacted by factors such as its ability to deliver a quality end-to-end service, increased competition in the ICT space from existing competitors, and new competition from IT integrators and other Telecom business units.

In view of the likely level of competition and uncertainties regarding the level of economic activity, there can be no certainty that Telecom will meet its growth targets in mobile, broadband and ICT, with a consequential impact on future revenue and profitability.

Telecom may not succeed in implementing its NGT business model and NGN. Even if successfully implemented, Telecom may be unable to deliver sustainable cash flows from its new business models

To improve its financial results and offset the impact of margin declines in its traditional communications business, Telecom is implementing a transformation strategy that requires substantial investment in large scale replacement of its network, IT and other technical infrastructure and moving to a lower cost IP model. Telecom has set an aggressive timeframe for implementing its next generation Telecom (NGT) business model, and its supporting IP-based next generation network (NGN), over the period to 2012.

Telecom faces a number of risks in the delivery of the expected cost savings and other benefits expected from its NGT and NGN. These include:

Telecom’s next generation technologies and network, and IT support systems and processes may not function as anticipated

Key vendors and other partners may not perform as expected

Customer take-up of and planned large-scale migration to Telecom’s new products and services may be significantly less than planned

Extended delays and other execution problems in implementing Telecom’s transformation strategy may develop

Competitors may offer similar services and capabilities

Possibility of future regulation providing industry access to Telecom’s next generation investments.

In the event business transformation initiatives fail to deliver the expected cost, revenue and new functionality upsides, Telecom’s competitive capability and ability to generate earnings may reduce over time.

Telecom’s wholesale business faces increasing competition

The performance of Telecom’s wholesale business may be adversely affected by competitive forces in the markets in which it operates, such as competition from alternative network providers reducing market share and causing price erosion in its data markets. Also, the successful take-up of Chorus’ UCLL product may significantly affect Wholesale’s resale product portfolio. Chorus customers purchasing UCLL may be able to acquire the end-user customers of Wholesale’s customers (other service providers) reducing demand for Wholesale products and services. Depending on the size and speed of competitive investment in UCLL, Wholesale’s revenues may be adversely affected.

Network and system failures could damage Telecom’s reputation and earnings

Telecom’s network infrastructure (including exchanges), particularly in New Zealand, is geographically widespread and is vulnerable to natural disasters.

Increased failure rates and increasing difficulty supporting ageing legacy technologies, in combination with potentially reduced reliability of new IP-based technologies, may prevent Telecom servicing customers and/or cause increased loss from service events.

Many internal and network systems are crucial to supporting Telecom’s ability to provide reliable, uninterrupted customer service. Some of these systems are approaching the end of their useful lives and may not be replaced, upgraded or phased out before problems of capacity, spares, supplier support and increased fault levels occur. While there are initiatives in place to manage these systems the risk of a significant systems or exchange outage resulting in an adverse impact on customers remains high.

A serious service failure could adversely impact financial performance, and company reputation and may attract additional industry regulation.

Telecom may be unable to reduce legacy costs

Telecom’s ability to reduce legacy costs in order to improve profitability may be impaired by a combination of factors, such as increased operating costs arising from operational separation, delays in the availability of new technology and new products and services, asset write-downs, price increases for key services such as network maintenance, and major contract re-negotiations with key network suppliers.

Collectively, these factors may prevent Telecom from achieving its planned levels of legacy cost reductions, placing pressure on its ongoing levels of profitability and cash flows.

annualreport.telecom.co.nz/2008 61

Telecom faces increased dependence on its outsourced suppliers

Telecom is increasingly dependent upon key technology partners for the supply, operation and in some cases, the design, of its network and IT infrastructure and associated business support platforms. Additionally, outsourcing and business partners occupy a key role in the delivery of future transformation and regulatory programmes.

Failure by Telecom’s key partners to supply equipment, services or required deliverables within acceptable cost, time and quality requirements could affect Telecom’s financial position and performance.

Telecom’s Australian businesses may be unable to improve their financial performance

Achieving profitable operations in AAPT and Gen-i in Australia is dependent on a combination of factors such as successfully executing business transformation initiatives, delivering a compelling, high quality customer service experience and building scale through the acquisition and retention of high value customers.

In the event that Telecom’s Australian businesses are unable to successfully execute these strategies, a return to profitable Australian operations may be prevented, impairing the returns available from Telecom’s Australian investments, and reducing Telecom’s overall profitability.

Future changes to the New Zealand regulatory environment

Despite the recent widespread regulatory reforms, potential exists for further regulation that may have an adverse effect on Telecom’s New Zealand operations and ongoing profitability. Areas for which studies are currently under way that may be subject to further regulatory or legislative change include the Telecommunications Service Obligation, rural broadband, the review of the numbering arrangements in New Zealand and ‘Next Generation’ technical and service infrastructures and mobility.

In the event further industry-related regulation occurs, there is potential for these changes to be less advantageous than those Telecom currently operates under. This could increase the costs of Telecom’s operations, or reduce its ability to generate future revenues.

Telecom could experience difficulty in retaining and attracting skilled and experienced people

As technology evolves, Telecom will need to attract, retain and train its workforce. The relevant skills are in short supply worldwide. There is a risk that an inability to attract and retain skilled and experienced people and hence to embrace new technology could impact Telecom’s ability to remain competitive.

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

A change in the assumptions that support the carrying value of Telecom’s goodwill and investments may lead to future impairment

As at 30 June 2008, Telecom had NZ$697 million of goodwill and long-term investments. Telecom assesses the carrying value of its goodwill and investments on a regular basis. As detailed in critical accounting policies in note 1 to the financial statements, this assessment is based on a number of assumptions, including expected rate of growth of revenues, margins expected to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows.

Any future adverse impacts arising in assessing the carrying value of Telecom’s goodwill and investments could lead to future impairment that would affect future earnings.

62 TELECOM ANNUAL REPORT 2008

Auditor’s Report

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Auditors’ reports

New Zealand Opinion

To the shareholders of Telecom Corporation of New Zealand Limited

We have audited the financial statements that consist of the income statement, the statement of changes in equity, the balance sheet, the cash flow statement and Notes 1 to 37. The financial statements provide information about the past financial performance and financial position of the company and group as at 30 June 2008. This information is stated in accordance with the accounting policies set out in Note 1 to the financial statements.

Directors’ responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the company and group as at 30 June 2008 and the results of their operations and cash flows for the year ended on that date.

Auditors’ responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

the significant estimates and judgements made by the Directors in the preparation of the financial statements;

whether the accounting policies are appropriate to the company’s and group’s circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Other than in our capacity as auditors we have no relationship with or interests in the company. Partners and employees of our firm may also deal with the company and group on normal terms within the ordinary course of trading activities of the business of the company and group. These matters have not impaired our independence as auditors of the company and group.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

proper accounting records have been kept by the company as far as appears from our examination of those records;

the financial statements:

comply with International Financial Reporting Standards as issued by the International Accounting Standards Board;

comply with New Zealand generally accepted accounting practice;

give a true and fair view of the financial position of the company and group as at 30 June 2008 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 21 August 2008 and our unqualified opinion is expressed as at that date.

Wellington, New Zealand

21 August 2008

annualreport.telecom.co.nz/2008 63

United States Opinion

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Telecom Corporation of New Zealand Limited

We have audited the accompanying consolidated balance sheets of Telecom Corporation of New Zealand Limited and subsidiaries (the Group) as of 30 June 2008 and 2007, and the related consolidated income statements, statements of changes in equity, and cash flow statements for each of the years in the three-year period ended 30 June 2008.

We also have audited the Group’s internal control over financial reporting as of 30 June 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.

Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 30 June 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended 30 June 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 30 June 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Wellington, New Zealand

21 August 2008

64 TELECOM ANNUAL REPORT 2008

Financial Statements

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

PERFORMANCE

Financial statements

Income statements

For the years ended 30 June 2008, 2007 and 2006

GROUP PARENT

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) NOTES 2008 NZ$M 2007 NZ$M 2006 NZ$M 2008 NZ$M 2007 NZ$M

Operating revenues and other gains 2

Local service 1,129 1,084 1,081 - -

Calling 3 1,233 1,336 1,385 - -

Interconnection 178 187 201 - -

Mobile 833 895 869 - -

Data 638 561 602 - -

Broadband and internet 547 485 448 - -

IT services 439 380 346 - -

Other operating revenues 3 669 634 563 544 3,347

Other gains 5 7 20 60 - -

5,673 5,582 5,555 544 3,347

Operating expenses 4

Labour (886) (773) (760) - -

Intercarrier costs (1,243) (1,220) (1,199) - -

Other operating expenses (1,653) (1,603) (1,497) - -

Asset impairments 5 - - (1,301) - -

Other expenses 5 -(52) (34) (423) (638)

Depreciation (574) (500) (536) - -

Amortisation (187) (152) (163) - -

(4,543) (4,300) (5,490) (423) (638)

Finance income 6 119 59 28 311 317

Finance expense 6 (271) (289) (282) (432) (396)

Share of associates’ net losses (3) (3) - - -

(155) (233) (254) (121) (79)

Net earnings/(loss) before income tax 975 1,049 (189) - 2,630

Income tax (expense)/credit 7 (262) (205) (351) 40 26

Net earnings/(loss) from continuing operations 713 844 (540) 40 2,656

Net earnings from discontinued operation (net of tax) 36 - 2,183 109 - -

Net earnings/(loss) for the year 713 3,027 (431) 40 2,656

Net earnings/(loss) for the year is attributable to:

Equity holders of the company 710 3,024 (435) 40 2,656

Minority interests 3 3 4 - -

Basic net earnings/(loss) per share (in dollars) 23 NZ$0.38 NZ$1.52 NZ$(0.22)

Diluted net earnings/(loss) per share (in dollars) 23 NZ$0.38 NZ$1.50 NZ$(0.22)

Basic earnings/(loss) per share from continuing operations 23 NZ$0.38 NZ$0.42 NZ$(0.28)

(in dollars)

Diluted earnings/(loss) per share from continuing operations 23 NZ$0.38 NZ$0.42 NZ$ (0.28)

(in dollars)

Basic earnings per share from discontinued operations 23 - NZ$1.10 NZ$0.06

(in dollars)

Diluted earnings per share from discontinued operations 23 - NZ$1.08 NZ$0.06

(in dollars)

Weighted average number of ordinary shares 1,871 1,990 1,960 outstanding (in millions)

See accompanying notes to the financial statements.

annualreport.telecom.co.nz/2008 65

Statement of changes in equity

For the years ended 30 June 2008, 2007 and 2006

GROUP PARENT

YEAR ENDED 30 JUNE 2008 2007 2006 2008 2007

(DOLLARS IN MILLIONS) NOTE NZ$M NZ$M NZ$M NZ$M NZ$M

Balance at beginning of year 3,604 1,062 2,430 2,933 679

Translation of foreign operations 103 (120) 176 - -

Hedge of net investment (70) 38 (87) - -

Revaluation of listed investments (11) 11 - - -

Cash flow hedges 51 (8) 5 - -

Total (loss)/income recognised directly in equity 73 (79) 94 - -

Net earnings/(loss) for the year 713 3,027 (431) 40 2,656

Total recognised income and expenses 786 2,948 (337) 40 2,656

Dividends (762) (739) (1,184) (760) (735)

Tax credit on supplementary dividends 85 83 131 85 83

Dividend reinvestment plan 195 249 114 195 249

Exercise of share options - 1 18 - 1

Issuance of shares under employee share schemes 6 - 4 6 -

Capital reduction (1,113) - - (1,113) -

Repurchase of shares (65) - (114) (65) -

Balance at end of year 23 2,736 3,604 1,062 1,321 2,933

Total recognised income and expenses for the year is

attributable to:

Equity holders of the company 783 2,945 (341) 40 2,656

Minority interests 23 3 3 4 - -

Total recognised income and expenses 786 2,948 (337) 40 2,656

See accompanying notes to the financial statements.

66 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Balance sheets

As at 30 June 2008 and 2007

GROUP PARENT

AS AT 30 JUNE 2008 2007 2008 2007

(DOLLARS IN MILLIONS) NOTES NZ$M NZ$M NZ$M NZ$M

ASSETS

Current assets:

Cash 779 1,969 - -

Short-term investments 8 -70 - -

Short-term derivative assets 9 15 8 - -

Receivables and prepayments 10 912 953 689 795

Taxation recoverable 93 8 - -

Inventories 11 57 71 - -

Total current assets 1,856 3,079 689 795

Non-current assets:

Long-term investments 12 527 494 9,262 9,591

Deferred tax assets 13 - 27 - -

Long-term derivative assets 14 48 68 - -

Intangible assets 15 990 927 - -

Property, plant and equipment 16 3,984 3,681 - -

Total non-current assets 5,549 5,197 9,262 9,591

Total assets 7,405 8,276 9,951 10,386

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accruals 17 1,086 1,000 20 16

Taxation payable - - - 2

Short-term derivative liabilities 18 214 68 - -

Short-term provisions 19 22 34 - -

Debt due within one year 20 958 488 5,764 4,993

Total current liabilities 2,280 1,590 5,784 5,011

Non-current liabilities:

Deferred tax liabilities 13 170 93 - -

Long-term derivative liabilities 21 367 577 - -

Long-term provisions 19 22 8 - -

Long-term debt 22 1,830 2,404 2,846 2,442

Total non-current liabilities 2,389 3,082 2,846 2,442

Total liabilities 4,669 4,672 8,630 7,453

Equity:

Share capital 1,297 2,270 1,297 2,270

Reserves (15) (84) 11 15

Retained earnings 1,447 1,412 13 648

Total equity attributable to equity holders of the Company 2,729 3,598 1,321 2,933

Minority interests 7 6 - -

Total equity 23 2,736 3,604 1,321 2,933

Total liabilities and equity 7,405 8,276 9,951 10,386

On behalf of the board

WAYNE BOYD, Chairman PAUL REYNOLDS, Chief Executive Officer

Authorised for issue on 21 August 2008

See accompanying notes to the financial statements.

annualreport.telecom.co.nz /2008 67

Cash flow statements

For the years ended 30 June 2008, 2007 and 2006

GROUP PARENT

YEAR ENDED 30 JUNE 2008 2007 2006 2008 2007

(DOLLARS IN MILLIONS) NOTES NZ$M NZ$M NZ$M NZ$M NZ$M

Cash flows from operating activities

Cash was provided from/(applied to):

Cash received from customers 5,583 5,726 5,740 - -

Interest income 112 38 22 - 317

Dividend income 89 19 - - -

Dividends received from subsidiary companies - - - 544 3,346

Payments to suppliers and employees (3,739) (3,706) (3,484) - -

Income tax paid (111) (147) (177) - -

Interest paid on debt (249) (279) (294) - (396)

Net cash flows from operating activities 32 1,685 1,651 1,807 544 3,267

Cash flows from investing activities

Cash was provided from/(applied to):

Sale of property, plant and equipment 3 10 6 - -

Sale/(purchase) of short-term investments, net 70 (7) 23 - 279

Sale of customer base 7 - - - -

Sale of subsidiary companies, net of cash sold - 2,163 - - -

Purchase of subsidiary companies, net of cash acquired (4) (347) (8) - -

Purchase of long-term investments (9) (4) (19) (764) (3,005)

Sale of long-term investments - - 293 1,074 -

Repayment of advance to associate - 85 - - -

Purchase of property, plant and equipment (945) (861) (737) - -

Capitalised interest paid (12) (11) (11) - -

Net cash flows from investing activities (890) 1,028 (453) 310 (2,726)

Cash flows from financing activities

Cash was provided from/(applied to):

Proceeds from long-term debt - 376 397 - -

Settlement of derivatives (53) 62 - - -

Repayment of long-term debt and derivatives (297) (706) (660) - -

Proceeds from/(repayment of) short-term debt, net 57 (87) 5 886 (49)

Capital contributed 23 - - 11 - 1

Capital repurchased (1,178) - (114) (1,178) -

Dividends paid (565) (497) (1,073) (562) (493)

Net cash flows from financing activities (2,036) (852) (1,434) (854) (541)

Net cash flow (1,241) 1,827 (80) - -

Opening cash position 1,969 155 235 - -

Foreign exchange movements 51 (13) - -

Closing cash position 779 1,969 155 - -

See accompanying notes to the financial statements.

68 TELECOM ANNUAL REPORT 2008

Notes to the Financial Statements

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Notes to the financial statements

Note 1 Statement of accounting policies

Reporting entity and statutory base

Telecom Corporation of New Zealand Limited is a profit-orientated company registered in New Zealand under the Companies Act 1993, and is an issuer for the purposes of the Financial Reporting Act 1993. The financial statements presented are those of Telecom Corporation of New Zealand Limited (the ‘Company’ or the ‘Parent Company’), its subsidiaries and interests in associates (the ‘Telecom group’ or ‘Telecom’). The Parent Company financial statements are presented in the consolidated financial statements in accordance with the requirement of the Financial Reporting Act 1993.

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

Basis of preparation

These financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). They have been prepared in accordance with the Financial Reporting Act 1993 which requires compliance with accounting practice generally accepted in New Zealand. They comply with New Zealand equivalents to International Financial Reporting Standards (NZ IFRS), and other applicable Financial Reporting Standards, as appropriate for profit-orientated entities.

The financial statements are expressed in New Zealand dollars which is the Company’s functional currency. References in these financial statements to ‘$’ and ‘NZ$’ are to New Zealand dollars, references to ‘US$’ and ‘USD’ are to US dollars, references to ‘A$’ and ‘AUD’ are to Australian dollars, references to ‘JPY’ are to Japanese Yen, references to ‘EUR’ are to Euros, references to ‘CAD’ are to Canadian dollars, references to ‘DKK’ are to Danish krone, and references to ‘GBP’ are to Pounds Sterling. All financial information has been rounded to the nearest million, unless otherwise stated.

Measurement basis

The measurement basis adopted in the preparation of these financial statements is historical cost, modified by the revaluation of certain investments and financial instruments as identified in specific accounting policies below and accompanying notes.

Specific accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements and have been applied consistently by all Telecom group companies. Certain comparative information has been reclassified to conform with the current year’s presentation. In addition, the 2006 comparative income statement has been restated as if the operation that discontinued during the 2007 period had been discontinued at the start of 2006.

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

Revenue recognition

Telecom recognises revenues as it provides services or delivers products to customers. Where products are sold in a bundle with a single price that price is allocated to each element of the bundle in proportion to the fair value of each element and recognised as appropriate for that element. Revenue is recognised to the extent that it is not contingent on the provision of a future service. Billings for telecommunications services (including fixed line, mobile, broadband and internet access billings) are made on a monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue is deferred in respect of the portion of fixed monthly charges that have been billed in advance.

annualreport.telecom.co.nz /2008 69

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

Accounts receivable

Accounts receivable are recorded initially at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment losses due to bad and doubtful accounts. The provision for doubtful debts is based on management’s assessment of amounts considered uncollectible for specific customers or groups of customers based on age of debt, history of payments, account activity, economic factors and other relevant information. The amount of the provision is the difference between the assets unamortised cost and the present value of estimated future cash flows, discounted at an effective interest rate. The provision is recognised in the income statement. Bad debts are written off against the provision for doubtful debts in the period in which it is determined that the debts are uncollectible. If those debts are subsequently collected then a gain is recognised in the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value after due consideration for excess and obsolete items. Cost is determined on a weighted average cost basis and amounts are removed from inventory on this basis. Cost of inventories includes the transfer from equity of any foreign exchange gains or losses on qualifying cash flow hedges related to inventories. Cash flows from the sale of inventories are included in amounts received from customers in the cash flow statement.

Financial instruments

Telecom’s non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash, loans and borrowings, trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit and loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below. A financial instrument is recognised if Telecom becomes a party to the contractual provisions of the instrument. Financial assets are de-recognised if Telecom’s contractual rights to the cash flows from the financial assets expire or if Telecom transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Purchases and sales of financial assets are accounted for at trade date, ie, the date Telecom commits itself to purchase or sell the asset. Financial liabilities are de-recognised if Telecom’s obligations specified in the contract expire or are discharged or cancelled.

Cash comprises cash balances and highly liquid call deposits. Bank overdrafts that are repayable on demand and form an integral part of Telecom’s cash management are included as a component of cash for the purpose of the statement of cash flows.

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

Available-for-sale financial assets

Telecom’s investments in equity securities are classified as available-for-sale financial assets and are measured upon initial recognition at fair value. Subsequent to initial recognition, any changes in fair value, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Where there is no reliable fair value the asset is carried at cost.

Where, in the opinion of the directors, there has been impairment in the value of investments this is recognised in the current period. In the case of equity securities classified as available-for-sale, losses arising from a significant or prolonged decline in the fair value are removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

Investments in subsidiaries in the Parent Company’s separate accounts are held at cost.

Further specific information on Telecom’s accounting policies on financial instruments is set out in Notes 12 and 26 of these financial statements.

Property, plant and equipment

Property, plant and equipment is valued as follows:

The value of property, plant and equipment purchased from the Government was determined using deemed cost as at 1 April 1987

Subsequent additions are recognised at cost. The cost of additions to plant and equipment and other assets constructed by Telecom consists of all appropriate costs of development, construction and installation, comprising material, labour, direct overhead and transport costs

For each qualifying asset project, directly attributable interest costs incurred during the period required to complete and prepare the property, plant or equipment for its intended use are capitalised as part of the total cost

70 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Depreciation

Depreciation is charged on a straight-line basis to write down the cost of property, plant and equipment to its estimated residual value over its estimated useful lives, which are as follows:

Telecommunications equipment and plant:

Customer local access 3-50 years

Junctions and trunk transmission systems 10-50 years

Switching equipment 3-15 years

Customer premises equipment 3-5 years

Other network equipment 4-25 years

Buildings 40-50 years

Motor vehicles 4-10 years

Furniture and fittings 5-10 years

Computer equipment 3-5 years

Where the remaining useful lives or recoverable values have diminished due to technological change or market conditions, depreciation is accelerated. Land and capital work in progress are not depreciated.

Where property, plant or equipment is disposed of, the profit or loss recognised in the income statement is calculated as the difference between the sale price and the carrying value of the asset.

Leased assets

Telecom is a lessor of equipment. Such leases are considered operating leases where substantially all the risks and rewards incidental to ownership remain with Telecom. Rental income is taken to revenue on a straight-line basis over the lease term.

Telecom is a lessee of certain plant, equipment, land and buildings under both operating and finance leases. Lease costs relating to operating leases are recognised straight-line. Finance leases, which effectively transfer to Telecom substantially all the risks and benefits of ownership of the leased assets, are capitalised at the lower of the leased assets fair value or the present value of the minimum lease payments at inception of the lease. The leased assets and corresponding liabilities are recognised and the leased assets are depreciated over their estimated useful lives.

Intangible assets

The cost of acquiring an intangible asset is amortised from the date the underlying asset is held ready for use on a straight-line basis over their estimated useful life which is as follows:

Software 2-8 years

Capacity purchases 10-15 years

Spectrum licences 4-20 years

Other intangibles 1-20 years

Where estimated useful lives or recoverable values have diminished due to technological change or market conditions, amortisation is accelerated.

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

Compensated absences

The liability for employees compensation for future absences, calculated on an actuarial basis, is accrued in respect of employee services already rendered and where the obligation relates to rights that may eventually vest.

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

Foreign currency transactions

Transactions denominated in a foreign currency are converted at the functional currency exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates existing at balance date. Exchange differences arising on the translation of accounts payable and receivable in foreign currencies are recognised in the income statement.

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

Other derivative transactions that provide effective economic hedges under the risk management policies of the group, but which do not

annualreport.telecom.co.nz /2008 71

qualify for hedge accounting are recognised immediately in the income statement.

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

Each derivative which is designated as a hedge is classified as either: a hedge of the fair value of recognised assets or liabilities (a fair value hedge) or a hedge of a highly probable forecast transaction (a cash flow hedge) or a hedge of a net investment in foreign operations.

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

The foreign exchange gains and losses on the principal value of cross currency interest rate swaps are reflected in the income statement using the spot rate which offsets the foreign exchange gains and losses recorded on the underlying hedged transaction.

Cash flows from derivatives are recognised in the cash flow statement in the same category as that of the hedged item.

Cash flow statement

For the purposes of the Cash Flow Statement, cash is considered to be cash on hand, in banks and cash equivalents, net of bank overdrafts and highly liquid investments that are readily convertible to known amounts of cash which are subject to an insignificant risk of changes in values. Cash flows from certain items are disclosed net due to the short-term maturities and volume of transactions involved.

Earnings per share

The group presents basic and diluted earnings per share (‘EPS’) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

Segment reporting

A segment is a distinguishable component of the Telecom group that is engaged in providing related products and services (business segment) which is subject to risks and rewards that are different from those of other segments. Telecom’s primary format for segment reporting is based on business segments.

Impairment of assets

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows where it is not possible to estimate the recoverable amount of an individual asset. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate.

Discontinued operations

Discontinued operations represent a cash-generating unit that has been disposed of, and represented a separate major line of business. The net earnings from discontinued operations represent the post-tax profit of the discontinued operation together with the post-tax gain recognised on the disposal.

Critical accounting policies

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

Valuation of goodwill

The carrying value of goodwill is assessed at least annually to ensure that it is not impaired. Performing this assessment generally requires management to estimate future cash flows to be generated by the related investment, which entails making judgements including the expected rate of growth of revenues, margins expected to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows.

72 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

At 30 June 2008 Telecom had recognised NZ$170 million of goodwill on its balance sheet (30 June 2007: NZ$159 million). The composition of this balance, by cash-generating unit, is set out in note 15 of these financial statements. No impairment arose as a result of the review of goodwill for the years ended 30 June 2008 and 30 June 2007, however the carrying value of NZ$834 million of goodwill relating to past Australian acquisitions was fully written off in the year ended 30 June 2006.

Any future adverse impacts arising in assessing the carrying value of Telecom’s goodwill could lead to material future goodwill impairment that could affect future earnings.

Valuation of long-term investments

Management performs an assessment of the carrying value of long-term investments at each reporting period. In assessing whether there has been an impairment, consideration is given to the financial performance of the investee and other factors that impact management’s expectation of recovering the value of the investment. This assessment also requires management to make judgements about the expected future performance and cash flows of the investee, and an appropriate discount rate.

At 30 June 2008 Telecom had recognised NZ$527 million of long-term investments on its balance sheet (30 June 2007: NZ$494 million) as described in notes 12 and 26 of these financial statements. No impairment arose relating to long-term investments in the three-year period ending 30 June 2008, however any future adverse impacts arising in assessing the carrying value of Telecom’s long-term investments could lead to material future impairments that would affect future earnings. Telecom carries its investment in Hutchison (see note 12) at cost as there is no reliable estimate of fair value for this estimate, including the quoted share price.

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

At 30 June 2008 Telecom’s balance sheet had a carrying value of NZ$4,804 million in relation to property, plant and equipment and finite-lived intangible assets (30 June 2007: NZ$4,449 million). No impairment arose as a result of the review of the carrying value of these assets for the years ended 30 June 2008 and 30 June 2007. NZ$467 million of assets relating to Australian operations was impaired in the year ended 30 June 2006.

Any future adverse impacts arising in assessing the carrying value of Telecom’s property, plant and equipment and finite-lived intangible assets could lead to material future impairments that could affect future earnings.

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

At 30 June 2008 the provision for doubtful debts was NZ$32 million compared to NZ$44 million at 30 June 2007. The 2008 provision represents 6.0% of gross trade receivables (30 June 2007: 7.5%) and during the year to 30 June 2008 NZ$41 million was written off against the provision account (30 June 2007: NZ$28 million). Any future increase or decrease in the amount of provisioning required for doubtful debts will increase or decrease future pre-tax earnings by the same amount.

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

Any future decrease in the amounts of interconnection revenues and expenses will have a corresponding impact on Telecom’s pre-tax earnings when recognised.

Accounting for income taxes

Preparation of financial statements requires management to make estimates as to, amongst other things, the amount of tax that will ultimately be payable, the availability of losses to be carried forward and the amount of foreign tax credits that it will receive. Actual results may differ from these estimates as a result of reassessment by management or taxation authorities.

At 30 June 2008 Telecom had a current tax receivable of NZ$93 million (30 June 2007: a receivable of NZ$8 million). At 30 June 2008 Telecom had recognised NZ$52 million of deferred tax assets in relation to tax loss carry forwards (30 June 2007: NZ$66 million). As described in note 13 to the financial statements, the utilisation of deferred tax assets is dependent on future taxable profits and Telecom has continued to recognise these based on its forecasts of future taxable earnings. If Telecom’s forecast of future taxable profits were to decline such that an impairment of these tax losses arose, the amount impaired will have the effect of increasing the tax expense in that period.

At 30 June 2008 Telecom had NZ$298 million of tax losses and other temporary differences not currently recognised (30 June 2007: NZ$461 million). An increase in Telecom’s expected future taxable profits relating to these unrecognised losses could result in additional deferred tax assets being recognised.

annualreport.telecom.co.nz /2008 73

Note 2 Operating revenues and other gains

GROUP PARENT

YEAR ENDED 30 JUNE 2008 2007 2006 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Sale of goods 305 312 283 - -

Rendering of services 5,272 5,231 5,212 - -

Dividends 89 19 - 544 3,347

Other gains 7 20 60 - -

Total operating revenue and other gains 5,673 5,582 5,555 544 3,347

Rendering of services has been restated in 2007 to exclude dividends which are now presented separately.

Note 3 Calling and other operating revenues

GROUP PARENT

YEAR ENDED 30 JUNE 2008 2007 2006 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Calling

National 753 816 897 - -

International 432 472 442 - -

Other 48 48 46 - -

1,233 1,336 1,385 - -

Other operating revenues

Resale 360 399 363 - -

Equipment 45 52 55 - -

Miscellaneous other 175 164 145 - -

Dividends 89 19 - 544 3,347

669 634 563 544 3,347

Note 4 Operating expenses

Labour

Included in labour costs are pension contributions of NZ$1 million to the New Zealand Government Superannuation Fund (30 June 2007: NZ$1 million; 30 June 2006: NZ$1 million) and NZ$15 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (30 June 2007: NZ$14 million; 30 June 2006: NZ$14 million). Telecom also commenced making employer contributions under the KiwiSaver and Company Tax Rate Amendments Act 2007 in 2008. Telecom has no other obligations to provide pension benefits in respect of employees.

Other operating expenses

GROUP

YEAR ENDED 30 JUNE 2008 2007 2006

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M

Other operating expenses include:

Direct costs 352 326 279

Mobile acquisition, updates and dealer commissions 280 312 317

Procurement and IT services expenses 264 222 180

Computer costs 197 194 162

Advertising costs 90 129 143

Broadband and internet 67 80 73

Accommodation – other costs 66 52 51

Accommodation – lease and rental costs 61 59 54

Outsourcing 52 26 23

Provision for doubtful debts 29 33 34

Equipment – lease and rental costs 11 11 12

Research costs 9 10 9

Movement in provision for inventory obsolescence 6 - (4)

Directors’ fees 2 2 2

Foreign exchange (gains)/losses (1) 2 (8)

Gain on disposal of property, plant and equipment (3) (1) (1)

Other 171 146 171

Total other operating expenses 1,653 1,603 1,497

74 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Key management personnel costs

GROUP

YEAR ENDED 30 JUNE 2008 2007 2006

(DOLLARS IN THOUSANDS) NZ$000S NZ$000S NZ$000S

Salary and other short-term benefits 12,181 12,340 8,435

Redundancy and termination payments 1,250 1,538 519

Share-based compensation 3,376 2,300 2,244

16,807 16,178 11,198

The table above includes remuneration of the Chief Executive Officer and the members of the executive team.

Auditors’ remuneration

GROUP

YEAR ENDED 30 JUNE 2008 2007 2006

(DOLLARS IN THOUSANDS) NZ$000S NZ$000S NZ$000S

Fees billed by principal accountants:

Audit fees 3,815 4,463 2,615

Audit related fees 461 533 1,023

Total fees billed by principal accountants 4,276 4,996 3,638

Audit related fees primarily relate to the audit of regulatory disclosures such as the Telecom List of Charges and the

Telecom Service Obligation (‘TSO’) as required by telecommunications legislation. For the year ended 30 June 2006,

audit related fees also included preparatory work for compliance with section 404 of the US Sarbanes-Oxley Act of

2002. All fees billed to the principal accountants were pre-approved by the Audit and Risk Management Committee.

There were no tax fees or other fees for the periods specified.

Donations

The donation expense for the year was NZ$1,010,000 (30 June 2007: NZ$64,000; 30 June 2006: NZ$127,000).

Note 5 Other gains, expenses and impairment

GROUP PARENT

YEAR ENDED 30 JUNE 2008 2007 2006 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Other Gains

Sale of Australian mobile customer base 7 - - - -

Gain on sale of TSCL - 20 - - -

Gain on acquisition of SCCL - - 60 - -

7 20 60 - -

Impairment

Impairment of Australian Operations - - 1,301 - -

- - 1,301 - -

Other Expenses

Restructuring costs - 36 - - -

Provision for billing issues - 16 - - -

Intercarrier and regulatory costs - - 22 - -

Provision for contractual settlements - - 12 - -

Intercompany balances - - - 423 638

- 52 34 423 638

annualreport.telecom.co.nz/2008 75

Other gains

Gain on sale of Australian mobile customer base

In July 2007 Telecom sold its Australian mobile customer base resulting in a gain of NZ$7 million.

Gain on sale of Telecom Samoa Cellular Limited (‘TSCL’)

In the year ended 30 June 2007 Telecom announced the sale of its 90% share in TSCL to Digicel Samoa Limited resulting in a gain on sale of NZ$20 million.

Gain on acquisition of Southern Cross Cables (NZ) Limited (‘SCCL’)

In the year ended 30 June 2006 Telecom acquired a 100% shareholding in SCCL, a wholly-owned subsidiary of Southern Cross Cables in which Telecom holds a 50% shareholding. SCCL’s sole asset at the time of acquisition was a tax operating loss carry forward. The value of the tax loss carry forward was NZ$70 million and Telecom’s acquisition cost was NZ$10 million. The value in excess of Telecom’s acquisition cost was reflected as a gain.

Impairment

Impairment of Australian Operations

Telecom reviewed the carrying value of the assets relating to its Australian Operations (which is a reportable segment). Prior to the write-down these assets had a total carrying value of A$1,464 million, including A$778 million of goodwill resulting from the purchase of AAPT. The recoverable amount for Telecom’s Australian Operations was assessed on a value-in-use basis.

In previous periods the recoverable amount determined exceeded the carrying value. However, through assessments performed during the year ended 30 June 2006 it was determined that the recoverable amount was significantly lower than the carrying value and hence impairments were deemed to have occurred.

The decline in the recoverable amount was a consequence of a number of negative trends that adversely affected the short and long-term earnings outlook for Australian Operations, in particular:

A significant tightening of wholesale prices and terms with Telstra Corporation Limited (the principal supplier to Telecom’s Australian operations)

Continued downward pressure on retail prices

The deferral of major project expenditure by key corporate customers.

These fundamental changes in the industry, and revised expectations for implementation of new strategies within the Australian Operations, led to the recognition of impairment charges of NZ$1,301 million (A$1,163 million) in the year ended 30 June 2006. As a result of these impairments, all remaining goodwill resulting from Telecom’s acquisition of AAPT was written off.

Other expenses

Restructuring costs

Restructuring costs totalling NZ$36 million were recognised in the year ended 30 June 2007 as a result of restructuring activities, including a company-wide organisational redesign programme, the costs of rationalising Australian call centre operations and the integration of PowerTel.

The costs associated with the organisational redesign programme are principally severance costs. The costs associated with the rationalisation of Australian call centre operations consisted of both personnel-related costs and the cost of surplus lease commitments.

Provision for billing issues

A provision of NZ$16 million for the cost of rectifying several billing application configuration issues largely relating to prior periods was recognised in the year ended 30 June 2007. The provision covers the cost of investigating and resolving these issues.

Intercarrier and regulatory costs

In the year ended 30 June 2006 Telecom and TelstraClear Limited reached an agreement that settled a number of longstanding commercial issues between the two companies, principally involving backdating of pricing of interconnection and wholesale arrangements. To settle these historical issues, Telecom agreed to make a one-off payment of NZ$18 million to TelstraClear.

In the year ended 30 June 2006 an adjustment was made to reflect a determination by the Commerce Commission that resulted in a one-off adjustment to the accrued TSO receivable of NZ$4 million.

Contractual settlements

In the year ended 30 June 2006, Telecom recognised NZ$7 million for the estimated liability relating to historic issues under the Fair Trading Act and the Door to Door Sales Act 1967. Telecom also recognised NZ$5 million for the cost of terminating an agreement with Hutchison Whampoa Limited to receive 3G mobile services for Telecom’s New Zealand business.

76 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Parent company

Intercompany balances

NZ$404 million (30 June 2007: NZ$216 million) represented the movement in the value of a guarantee reflecting intercompany obligations of subsidiary companies assumed by the Parent. In addition a write-down of investments in subsidiaries of NZ$19 million was recognised (30 June 2007: NZ$422 million).

Note 6 Finance income and expense

GROUP PARENT

YEAR ENDED 30 JUNE 2008 2007 2006 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Finance income:

Interest income from deposits 98 59 28 - -

Other interest income 21 - - - -

Interest income from subsidary companies - - - 311 317

Finance income 119 59 28 311 317

Finance expense:

Finance expense on long-term debt:

- Euro Medium Term Notes 203 225 224 - -

- Capital Notes 10 16 28 - -

- Telebonds 36 42 31 - -

Revaluation of interest rate derivative (4) 2 - - -

Other interest and finance expenses 38 15 10 - -

Interest expense from subsidiary companies - - - 432 396

283 300 293 432 396

Less interest capitalised (12) (11) (11) - -

Finance expense 271 289 282 432 396

Interest is capitalised on property, plant and equipment and intangible assets under development at an annualised rate of 8% (30 June 2007: 8%; 30 June 2006: 8%).

Note 7 Income tax

The income tax (expense)/credit is determined as follows:

GROUP PARENT

YEAR ENDED 30 JUNE 2008 2007 2006 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Income statement

Current income tax

Current year income tax (charge)/credit (191) (219) (308) 40 26

Adjustments in respect of prior periods 13 (11) (1) - -

Deferred income tax

Depreciation (58) (18) (54) - -

Provisions, accruals, tax losses and other (24) 10 5 - -

Adjustments in respect of prior periods (2) 17 7 - -

Reduction in tax rate - 16 - - -

Income tax (charge)/credit reported in income statement (262) (205) (351) 40 26

Statement of changes in equity

Current income tax

Current year income tax (charge)/credit 70 (49) 100 - -

Deferred income tax

Fair value of derivative financial instruments (23) 3 (3) - -

Revaluation of listed investments 3 (4) - - -

Reduction in tax rate - (1) - - -

Income tax (charge)/credit reported in equity 50 (51) 97 - -

annualreport.telecom.co.nz/2008 77

Reconciliation of income tax expense

GROUP PARENT

YEAR ENDED 30 JUNE 2008 2007 2006 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Net earnings/(loss) for the year 713 3,027 (431) 40 2,656

Total income tax expense/(credit) 262 246 394 (40) (26)

Net earnings/(loss) before income tax 975 3,273 (37) - 2,630

Tax at current rate of 33%(322) (1,080) 12 - (868)

Adjustment to taxation:

Non-deductible expenses (8) - (420) (140) (210)

Non-taxable gain - 695 20 - -

Foreign sourced income with lower effective tax rate 81 24 8 - -

Non-taxable intercompany dividends - - - 180 1,104

Reduction in tax rate - 16 - - -

Change in unrecognised temporary differences (4) 99 - - -

Prior period adjustment 11 6 - - -

Current year loss not recognised as an asset (4) - (18) - -

Write-off of previously recognised temporary differences (20) - - - -

Other 4 (6) 4 - -

Total income tax (expense)/credit (262) (246) (394) 40 26

Income tax expense for continuing operations (262) (205) (351)

Income tax expense for discontinued operations - (41) (43)

On 21 May 2007, the Taxation KiwiSaver and Company Tax Rate Amendments Act 2007 was given royal assent meaning that for the 2008/09 income tax year the New Zealand company tax rate will change from 33% to 30%. The effect of the reduction in the tax rate on the measurement of deferred tax assets and liabilities has been shown in the table above. The change in unrecognised temporary differences in 2007 consisted of NZ$99 million of previously unrecognised temporary differences that were recognised during the year after it became probable that these temporary differences would be offset against taxable income.

Note 8 Short-term investments

GROUP

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M

Short-term deposits - 70

- 70

Note 9 Short-term derivative assets

GROUP

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M

Foreign currency forward contracts 9 7

Currency options 2 -

Electricity swap 3 -

Interest rate swaps 1 1

15 8

78 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Note 10 Receivables and prepayments

GROUP PARENT

30 JUNE 2008 2007 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Trade receivables 530 588 - -

Less allowance for doubtful accounts receivable (32) (44) - -

498 544 - -

Unbilled rentals and tolls 301 278 - -

Prepaid expenses and other receivables 113 131 - -

Due from subsidiaries - - 689 795

912 953 689 795

Bad debts of NZ$41 million (30 June 2007: NZ$28 million) were written off against the allowance for doubtful accounts during the year.

Note 11 Inventories

GROUP

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M

Maintenance materials and consumables 7 5

Goods held for resale 38 59

Revenue work in progress 12 7

57 71

Allowance for inventory obsolescence:

Balance at beginning of period - -

Charged to costs and expenses (6) -

Balance at end of period (6) -

Note 12 Long-term investments

GROUP PARENT

30 JUNE 2008 2007 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Shares in Hutchison 449 416 - -

Shares in other listed companies 51 51 - -

Shares in unlisted companies 23 23 - -

Government stock 1 1 - -

Investment in associates 3 3 - -

Subsidiary companies (see Note 30)

Shares - - 6,256 6,585

Term advances - - 3,006 3,006

527 494 9,262 9,591

Shares in Hutchison

The shares in Hutchison represent Telecom’s investment in Hutchison Telecommunication’s Australian operations (‘Hutchison’). At 30 June 2008 the investment related to a 10% interest in Hutchison Telecommunications Australia Limited (2007: 19.9% interest in Hutchison 3G Australia Limited). During the year ended 30 June 2008 Telecom exchanged its interest in Hutchison 3G Australia Limited for a 10% interest in Hutchison Telecommunications Australia Limited and an option to acquire a further 9.9%. The option has a strike price of A$300 million and expires in December 2008. Telecom holds its investments in Hutchison at cost, as described in note 26. The increase in the investment during the year 30 June 2008 related to foreign exchange rate movements.

Shares in other listed companies

Shares in other listed companies represent Telecom’s investment in Macquarie Telecom Group Limited and iiNet Limited. These investments are carried at fair value that is determined by reference to the bid price as quoted on the Australian Stock Exchange at the financial year end. The amount in the revaluation reserve relates solely to these investments.

Shares in unlisted companies

Shares in other unlisted companies relate to Telecom’s investment in TMT Ventures, a corporate venture capital programme. This equity investment is held at cost as the fair value cannot be measured reliably.

annualreport.telecom.co.nz/2008 79

Associate companies

Associate companies of the Telecom group are listed in Note 30.

GROUP

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M

Cost of investment in associates 41 38

Opening balance of share of associates’ equity (35) (31)

Share of associates’ losses (3) (3)

Foreign exchange movement - (1)

Equity accounted value of investment 3 3

Extract from associates financial statements

GROUP

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) NZ$ NZ$

Total assets 1,435 1,244

Total liabilities 2,214 1,783

Total revenues 200 200

Net (loss)/earnings (61) (6)

Telecom ceased to recognise a share of net losses on its associates where its share of losses and dividends received have exceeded the initial investment. As at 30 June 2008 the cumulative deficit of associates was NZ$417 million (30 June 2007: NZ$292 million). As at 30 June 2008 Telecom has not recognised cumulative losses of NZ$159 million (30 June 2007: NZ$127 million) and has recognised cumulative dividend income of NZ$352 million (30 June 2007: NZ$263 million) from these associates. Telecom has no obligation to fund these losses. Telecom’s share of profits not recognised for the year was nil (2007: nil)

Note 13 Deferred tax

GROUP

30 JUNE 2008 TAX DEPRECIATION PROVISIONS AND ACCRUALS TAX LOSSES OTHER TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Deferred tax

Balance at beginning of the year (196) 46 66 18 (66)

Amounts recognised in earnings

Relating to the current period (58) (14) (14) 4 (82)

Adjustments in respect of prior periods - (2) - - (2)

Amounts recognised in equity

Relating to the current period - - - (20) (20)

Deferred tax liabilities (254) 30 52 2 (170)

GROUP 30

JUNE 2007 TAX DEPRECIATION PROVISIONS AND ACCRUALS TAX LOSSES OTHER TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Deferred tax

Balance at beginning of the year (218) 29 70 33 (86)

Amounts recognised in earnings

Relating to the current period (18) 19 (3) (6) (8)

Adjustments in respect of prior periods 19 (2) - - 17

Reduction in tax rate 21 - (5) - 16

Amounts recognised in equity

Relating to the current period - - - (1) (1)

Foreign exchange movement - - - (3) (3)

Reduction in tax rate - - - (1) (1)

Other

Amounts relating to acquisition of subsidiary - - 4 (4) -

(196) 46 66 18 (66)

Deferred tax assets - - 4 23 27

Deferred tax liabilities (196) 46 62 (5) (93)

(196) 46 66 18 (66)

As at 30 June 2008, the utilisation of the deferred tax asset relating to tax losses is dependent on future taxable profits of approximately NZ$174 million and is subject to compliance with the relevant taxation authority requirements.

80 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Telecom has continued to recognise these deferred tax assets as it is probable that there will be available taxable profits to offset these losses based on current forecasts and recent taxable profits.

The Telecom group has not recognised in its deferred taxation balance the tax effect of accumulated losses and temporary differences in overseas subsidiaries amounting to NZ$298 million at 30 June 2008 (30 June 2007: NZ$461 million), based on the relevant corporation tax rate of the overseas subsidiary’s country of residence. These losses and temporary differences may be available to be carried forward to offset against future taxable income, however utilisation is contingent on the relevant subsidiaries producing taxable profits over a significant period of time and is subject to compliance with the relevant taxation authority requirements. As at 30 June 2008 NZ$5 million of these accumulated losses expire through to 2015 if not utilised.

As at 30 June 2008, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is NZ$45 million (30 June 2007: NZ$32 million). No liability has been recognised in respect of these differences because Telecom is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Note 14 Long-term derivative assets

GROUP

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M

Interest rate swap contracts 48 68

48 68

Note 15 Intangible assets

GROUP 30

JUNE 2008 SOFTWARE CAPACITY PURCHASES SPECTRUM LICENCES OTHER INTANGIBLES GOODWILL TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Cost

Balance as at 1 July 2007 1,377 486 57 30 993 2,943

External acquisitions 203 16 - 6 4 229

Disposals (137) (2) (3) (1) - (143)

Currency movements 45 - - - 113 158

Balance as at 30 June 2008 1,488 500 54 35 1,110 3,187

Accumulated amortisation and impairment losses

Balance as at 1 July 2007 (976) (168) (21) (17) (834) (2,016)

Amortisation (143) (39) (3) (2) - (187)

Disposals 137 2 2 1 - 142

Currency movements (30) - - - (106) (136)

Balance as at 30 June 2008 (1,012) (205) (22) (18) (940) (2,197)

Net book value at 30 June 2008 476 295 32 17 170 990

GROUP 30

JUNE 2007 SOFTWARE CAPACITY PURCHASES SPECTRUM LICENCES OTHER INTANGIBLES GOODWILL TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Cost

Balance as at 1 July 2006 1,211 462 57 32 939 2,701

External acquisitions 232 30 - 2 63 327

Disposals - - - (4) - (4)

Disposal of subsidiaries (42) - - - (9) (51)

Currency movements (24) (6) - - - (30)

Balance as at 30 June 2007 1,377 486 57 30 993 2,943

Accumulated amortisation and impairment losses

Balance as at 1 July 2006 (871) (129) (19) (19) (834) (1,872)

Amortisation (110) (41) (2) (3) - (156)

Reclassification (39) - - - - (39)

Disposals - - - 4 - 4

Disposal of subsidiaries 29 - - - - 29

Currency movements 15 2 - 1 - 18

Balance as at 30 June 2007 (976) (168) (21) (17) (834) (2,016)

Net book value at 30 June 2007 401 318 36 13 159 927

annualreport.telecom.co.nz/2008 81

Goodwill

Telecom’s operating segments are determined to be cash-generating units, being the lowest level of asset for which there are separately identifiable cash flows. Goodwill by operating segment is presented below:

GROUP

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M

Australian Operations 70 63

NZ Business 75 71

NZ Consumer 24 24

Corporate and other 1 1

170 159

Impairment testing

The recoverable amount of each segment was calculated on the basis of value-in-use using a discounted cash flow model. Future cash flows were projected out five years, based on board-approved business plans for the year ended 30 June 2009, with key assumptions being segment earnings excluding depreciation and amortisation expense and capital expenditure for the segment. A terminal growth rate of between nil and 3% was applied. A pre-tax discount rate of between 13.4% and 14.7% was utilised. No impairment arose as a result of the review of goodwill for the year ended 30 June 2008. In relation to Australian Operations an increase of 1% in the discount rate or a decrease of 3% in the forecast earnings would result in an impairment. Telecom impaired goodwill in the year ended 30 June 2006 (see note 5).

Note 16 Property, plant & equipment

GROUP TELECOMMUNICATIONS EQUIPMENT AND PLANT FREEHOLD LAND BUILDINGS OTHER ASSETS WORK IN PROGRESS TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Cost

Balance as at 1 July 2007 9,542 94 632 549 362 11,179

Acquisitions 281 - 37 83 403 804

Reclassification and transfers 278 - (4) (45) (229) -

Disposals (468) - (84) (165) - (717)

Currency movements 235 - 8 15 - 258

Balance as at 30 June 2008 9,868 94 589 437 536 11,524

Accumulated depreciation and impairment losses

Balance as at 1 July 2007 (6,662) - (369) (467) - (7,498)

Depreciation charge (496) - (26) (52) - (574)

Reclassification (79) - 3 76 - -

Disposals 468 - 84 163 - 715

Currency movements (162) - (9) (12) - (183)

Balance as at 30 June 2008 (6,931) - (317) (292) - (7,540)

Net book value at 30 June 2008 2,937 94 272 145 536 3,984

GROUP TELECOMMUNICATIONS EQUIPMENT AND PLANT FREEHOLD LAND BUILDINGS OTHER ASSETS WORK IN PROGRESS TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Cost

Balance as at 1 July 2006 9,774 94 623 485 121 11,097

Acquisitions 427 - 21 58 83 589

Acquisition of subsidiary 459 - 4 51 - 514

Reclassification and transfers (45) - - (16) 178 117

Disposals (970) - (3) (8) - (981)

Disposal of subsidiaries (12) - (9) (12) (13) (46)

Currency movements (91) - (4) (9) (7) (111)

Balance as at 30 June 2007 9,542 94 632 549 362 11,179

Accumulated depreciation and impairment losses

Balance as at 1 July 2006 (7,031) - (356) (409) - (7,796)

Depreciation charge (452) - (20) (30) - (502)

Acquisition of subsidiary (126) - (3) (77) - (206)

Reclassification (106) - - 28 - (78)

Disposals 963 - 2 5 - 970

Disposal of subsidiaries 5 - 5 8 - 18

Currency movements 85 - 3 8 - 96

Balance as at 30 June 2007 (6,662) - (369) (467) - (7,498)

Net book value at 30 June 2007 2,880 94 263 82 362 3,681

82 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Values ascribed to land and buildings

Telecom’s properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network.

Operating leases

Included in buildings at 30 June 2008 are buildings on leasehold land with a cost of NZ$12 million (30 June 2007: NZ$12 million) together with accumulated depreciation of NZ$5 million (30 June 2007: NZ$4 million).

Finance leases

Included in telecommunications equipment at 30 June 2008 are assets capitalised under finance leases with a cost of $656 million (30 June 2007: NZ$680 million) together with accumulated depreciation of NZ$605 million (30 June 2007: NZ$593 million).

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

Note 17 Accounts payable and accruals

GROUP PARENT

30 JUNE 2008 2007 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Trade accounts payable 780 708 - -

Accrued personnel costs 130 117 - -

Revenue billed in advance 98 109 - -

Accrued interest 31 37 - -

Other accrued expenses 47 29 20 16

1,086 1,000 20 16

Note 18 Short-term derivative liabilities

GROUP

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M

Cross currency interest rate swaps 187 43

Forward currency forward contracts 27 25

214 68

Note 19 Provisions

GROUP COMMERCIAL RESTRUCTURING OTHER TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Balance at 1 July 2007 16 18 8 42

Provisions made during the year 2 7 14 23

Provisions utilised during the year (9) (13) - (22)

Foreign exchange movements - - 1 1

Balance as at 30 June 2008 9 12 23 44

Current 9 12 1 22

Non-current - - 22 22

9 12 23 44

annualreport.telecom.co.nz/2008 83

Commercial

A provision was recognised in 2007 in relation to the cost of rectifying several billing application configuration issues primarily relating to prior periods. The provision covers the cost of investigating and resolving these issues.

Restructuring

A provision for restructuring costs was recognised in 2007 in relation to restructuring activities undertaken or announced in 2007, including a company-wide organisational redesign programme, the costs of rationalising Australian call centre operations, the integration of PowerTel Limited and costs relating to the cost of restructuring Telecom’s information systems to separate Yellow Pages Group. The majority of the provision at 30 June 2008 relates to Yellow Pages Group, which is a discontinued operation. The restructuring is expected to be completed by the end of calendar year 2008.

Other

Other provisions relate to leasehold property decommissioning liabilities and legal provisions and are expected to be utilised by the year ended 30 June 2012.

Note 20 Debt due within one year

GROUP PARENT

30 JUNE 2008 2007 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Long-term debt maturing within one year (see note 22) 559 201 - -

Short-term debt 399 287 - -

Due to subsidiaries - - 5,764 4,993

958 488 5,764 4,993

None of Telecom’s debt is secured and all rank pari passu with other liabilities.

Note 21 Long-term derivative liabilities

GROUP

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M

Cross currency interest rate swaps 364 574

Interest rate swaps 3 1

Electricity price hedges - 2

367 577

Note 22 Long-term debt

GROUP PARENT

30 JUNE 2008 2007 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Euro Medium Term Notes 1,952 1,921 - -

Capital Notes - 138 - -

Telebonds 448 511 - -

Other - 49 2,846 2,442

2,400 2,619 2,846 2,442

Less unamortised discount (11) (14) - -

2,389 2,605 2,846 2,442

Less long-term debt maturing within one year (see note 20) (559) (201) - -

1,830 2,404 2,846 2,442

Schedule of Maturities

Due 1 to 2 years 15 553

Due 2 to 3 years 14 64

Due 3 to 4 years 328 14

Due 4 to 5 years 249 324

Due over 5 years 1,224 1,449

Total due after one year 1,830 2,404

None of Telecom’s debt is secured and all ranks pari passu with other liabilities.

84 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Euro medium term notes

30 JUNE GROUP

(DOLLARS IN MILLIONS) 2008 2007

INTEREST RATE DUE FACE VALUE NZ$M NZ$M

6.125% 12 Dec 2008 200m GBP 523 521

2.0% 8 June 2009 2bn JPY 25 21

6.75% 14 Dec 2011 250m USD 328 325

4.89% 11 Oct 2013 275m CAD 357 337

5.625% 14 May 2018 125m GBP 327 326

5.75% 6 April 2020 150m GBP 392 391

1,952 1,921

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

In August 2008 Telecom issued bonds maturing on the 6 August 2012 with a face value of CHF200 million, converted to NZ$258 million. See note 34.

Capital notes

GROUP

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M

Restricted capital securities - 138

- 138

Restricted capital securities

In February 1998 Telecom issued to certain qualified institutional buyers in the United States, under an Offering Memorandum pursuant to US SEC Rule 144A, an aggregate principal amount of face value US$150 million 6.5% Restricted capital securities for an initial term of ten years. The Restricted capital securities were repaid in full, in cash in February 2008.

TeleBonds

Telecom has issued bonds (TeleBonds) to institutional and retail investors. These have been issued as income, compounding, or zero coupon bonds. TeleBonds have interest rates ranging from 6.92% to 8.65% and maturity dates between September 2008 and April 2016. During 2006 Telecom completed a NZ$400 million TeleBond issue. The TeleBonds were issued in two tranches, NZ$250 million seven-year bonds and NZ$150 million ten-year bonds, with effective rates of 7.04% and 7.14% respectively.

In July and August 2008 Telecom issued NZ$142 million of Telebonds. See note 34.

Other long-term debt

Telecom acquired PowerTel in May 2007. PowerTel had existing loan facilities of A$55 million. No amounts were outstanding as at 30 June 2008 (30 June 2007: A$44 million).

Parent company

Amounts owing by the Parent are under a guarantee and payable to subsidiaries. There are no fixed repayment dates and amounts are not interest bearing.

annualreport.telecom.co.nz /2008 85

Note 23 Equity

GROUP 30 JUNE CONTRIBUTED CAPITAL RETAINED EARNINGS HEDGE RESERVE MINORITY INTEREST DEFERRED COMPENSATION REVALUATION RESERVE FOREIGN CURRENCY TRANSLATION RESERVE TOTAL EQUITY

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Balance at 30 June 2006 2,011 (960) (36) 7 24 - 16 1,062

Translation of foreign operations - - - - - - (120) (120)

Hedge of net investment - - - - - - 38 38

Revaluation of investments - - - - - 11 - 11

Cash flow hedges - - (8) - - - - (8)

Total (expense)/income recognised

in equity - - (8) - - 11 (82) (79)

Net earnings for the year - 3,024 - 3 - - - 3,027

Total recognised income and expenses - 3,024 (8) 3 - 11 (82) 2,948

Dividends - (735) - (4) - - - (739)

Tax credit on supplementary dividends - 83 - - - - - 83

Dividend reinvestment plan 249 - - - - - - 249

Exercise of share options 1- - - - - - 1

Issuance of shares under share schemes 9 - - - (9) - - -

Balance at 30 June 2007 2,270 1,412 (44) 6 15 11 (66) 3,604

Translation of foreign operations - - - - - - 103 103

Hedge of net investment - - - - - - (70) (70)

Revaluation of investments - - - - - (11) - (11)

Cash flow hedges - - 51 - - - - 51

Total income/(expense) recognised

in equity - - 51 - - (11) 33 73

Net earnings for the year - 710 - 3 - - - 713

Total recognised income and expenses - 710 51 3 - (11) 33 786

Dividends - (760) - (2) - - - (762)

Tax credit on supplementary dividends - 85 - - - - - 85

Dividend reinvestment plan 195 - - - - - - 195

Repurchase of shares (65) - - - - - - (65)

Issuance of shares under share schemes 10 - - - (4) - - 6

Capital reduction (1,113) - - - - - - (1,113)

Balance at 30 June 2008 1,297 1,447 7 7 11 0 (33) 2,736

PARENT 30 JUNE CONTRIBUTED CAPITAL RETAINED EARNINGS DEFERRED COMPENSATION TOTAL EQUITY

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Balance at 1 July 2006 2,011(1,356) 24 679

Net earnings for the year - 2,656 - 2,656

Total recognised income and expenses - 2,656 - 2,656

Dividends - (735) - (735)

Tax credit on supplementary dividends - 83 - 83

Dividend reinvestment plan 249 - - 249

Exercise of share options 1 - - 1

Issuance of shares under share schemes 9 - (9) -

Balance at 30 June 2007 2,270 648 15 2,933

Net earnings for the year - 40 - 40

Total recognised income and expenses - 40 - 40

Dividends - (760)- (760)

Tax credit on supplementary dividends - 85 - 85

Dividend reinvestment plan 195 - - 195

Issuance of shares under share schemes 10 - (4) 6

Repurchase of shares (65) - - (65)

Capital reduction (1,113) - - (1,113)

Balance at 30 June 2008 1,297 13 11 1,321

86 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Contributed capital

Movements in the Company’s issued ordinary shares were as follows:

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) NUMBER NZ$M NUMBER NZ$M

Shares at the beginning of the year 2,019,993,131 2,270 1,960,933,948 2,011

Shares issued under the dividend reinvestment plan 48,176,233 195 56,809,102 249

Shares repurchased and cancelled (244,116,062) (1,178) - -

Shares issued under the restricted share scheme 967,894 7 1,534,186 4

Shares issued under the share rights scheme 647,077 2 486,888 2

Shares issued upon exercise of options 39,638 1 180,849 4

Other issues - - 48,158 -

Shares at the end of the year 1,825,707,911 1,297 2,019,993,131 2,270

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

The Company’s constitution also contains provisions that require Telecom to observe certain principles relating to the provision of telephone services and their prices, and that require the consent of the holder of the Kiwi Share and the board of Telecom for a person to become the holder of an interest in 10% or more of the voting shares in Telecom. The holder of the Kiwi Share is not entitled to vote at any meetings of the Company’s shareholders nor participate in the capital or profits of the Company, except for repayment of NZ$1 of capital upon a winding up. The Kiwi Share may be converted to an ordinary share at any time by the holder thereof, at which time all rights and powers attached to the Kiwi Share will cease to have any application.

Capital repurchase

Following the sale of Yellow Pages Group in April 2007 for NZ$2.2 billion, Telecom announced on 3 May 2007 its intention to make a capital return to shareholders of approximately NZ$1.1 billion via a shareholder and court-approved scheme of arrangement. Under the scheme of arrangement, one in nine ordinary shares were cancelled on a pro-rata basis in exchange for NZ$4.88 for each cancelled share. The scheme of arrangement was approved by shareholders at a special meeting on 17 August 2007 and final High Court approval was obtained on 3 September 2007. The capital return was successfully completed in October 2007.

Australian shareholders received approximately A$4.17 per cancelled share.

Immediately following the capital return the ratio of ADRs to ordinary shares was changed from 1 ADR to 8 ordinary shares to 1 ADR to 5 ordinary shares. From an ADR holder’s perspective the combination of the capital return and ratio change resulted in the receipt of approximately US$3.27 for every existing ADR held and the issue of 42.2% more ADRs. In the view of the Telecom board, the NZ$1.1 billion capital return provided sufficient flexibility to accommodate any deterioration in the operating outlook and a significant ongoing capital expenditure programme.

Shares issued in lieu of dividends

Telecom established a dividend reinvestment plan effective from the third quarter of the year ended 30 June 2000. Under the plan, shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2008, 48,176,233 shares with a total value of NZ$195 million were issued in lieu of a cash dividend (30 June 2007: 56,809,102 shares with a total value of NZ$249 million). To offset shares issued under the dividend reinvestment plan in the year ended 30 June 2008, a total of 16,065,971 shares with a market value of NZ$65 million were repurchased and cancelled (30 June 2007: nil).

Shares held in trust

As detailed in note 24, shares are held in Trust when they are waiting to be allocated to employees under the Telecom restricted share scheme. At 30 June 2008 199,482 shares were held in Trust (30 June 2007: 269,125).

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

annualreport.telecom.co.nz /2008 87

Deferred compensation

Deferred compensation is recognised upon issue of a restricted share under the Telecom restricted share scheme or over the life of an option issued under the Telecom share rights scheme or Telecom share option scheme. Amounts are transferred to share capital upon the vesting of the share or the option.

Foreign currency translation reserve

Translation differences arising on the re-translation of the results and net assets of subsidiaries with functional currencies other than New Zealand dollars are recognised directly in the foreign currency translation reserve. Movements in the fair value of derivative financial instruments that are effective hedges of Telecom’s net investment in subsidiaries subject to these translation differences are also recognised directly in the foreign currency translation reserve. The cumulative amounts are released to the income statement upon disposal of these subsidiaries.

Earnings per share

GROUP

YEAR ENDED 30 JUNE 2008 2007 2006

Basic earnings per share

Numerator - Net earnings/(loss) from continuing operations (NZ$m) 713 844 (540)

Numerator - Net earnings from discontinued operations (NZ$m) - 2,183 109

Numerator - Net earnings/(loss) attributable to equity holders (NZ$m) 710 3,024 (435)

Denominator - weighted average ordinary shares (in millions) 1,871 1,990 1,960

Basic earnings/(loss) per share (in dollars):

From continuing operations1 NZ$.038 NZ$0.42 NZ$(0.28)

From discontinued operation - NZ$1.10 NZ$0.06

From net earnings/(loss) attributable to equity holders NZ$0.38 NZ$1.52 NZ$(0.22)

Diluted earnings per share

Numerator - as noted above adjusted by:

Add - capital notes interest after income tax (NZ$m) - 6 -

Denominator (in millions)

Ordinary shares 1,871 1,990 1,960

Capital notes - 34 -

Options 2 2 -

1,873 2,026 1,960

Diluted earnings/(loss) per share (in dollars):

From continuing operations1 NZ$0.38 NZ$0.42 NZ$(0.28)

From discontinued operation - NZ$1.08 NZ$0.06

From net earnings/(loss) attributable to equity holders NZ$0.38 NZ$1.50 NZ$(0.22)

Anti-dilutive potential shares (in millions)

Capital notes - - 89

Options 16 21 25

1 Earnings/(loss) per share from continuing operations is calculated after deducting minority interest.

Note 24 Employee share schemes

Telecom incentive schemes

Telecom has operated a share option scheme since 1994. During the year ended 30 June 2002, Telecom also established the Telecom restricted share scheme and Telecom share rights scheme. The total charge recognised for the schemes during the year was NZ$8 million (30 June 2007: NZ$12 million).

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

No options were issued to employees under the share option scheme during the years ended 30 June 2008 and 30 June 2007.

88 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

In prior years, options have been issued with a maximum term of six years. New ordinary shares will be issued in accordance with the constitution upon the exercise of options. The price payable on exercise will be equivalent to the average daily closing price of Telecom shares reported on the New Zealand Stock Exchange for the business days in the month immediately preceding the date on which options are granted (subject to adjustment if the shares traded ‘cum dividend’). The options granted are determined by a committee of the board of directors pursuant to the share option scheme. The weighted average grant date fair value of options issued during 2006 was NZ$0.67. The average share price during the year was NZ$4.14 (30 June 2007: NZ$4.57) and the intrinsic value of options exercised was nil (30 June 2007: nil). The intrinsic value of options outstanding and exercisable as at 30 June 2008 is nil (30 June 2007: nil).

Information regarding options granted under the share option scheme is as follows:

OPTION PRICE1

NZ$ NUMBER OF OPTIONS

As at 30 June 2006 5.46 23,256,544

Granted - -

Exercised 4.79 (180,849)

Forfeited 6.09 (328,059)

Lapsed 6.07 (3,949,736)

As at 30 June 2007 5.33 18,797,900

Granted - -

Exercised 4.70 (39,638)

Forfeited 6.11 (671,003)

Lapsed 4.99 (5,175,129)

As at 30 June 2008 5.42 12,912,130

1 Weighted average

OPTIONS OUTSTANDING OPTIONS CURRENTLY EXERCISABLE

PERIOD GRANTED OPTIONS OUTSTANDING PRICE RANGE NZ$ PRICE1 NZ$ REMAINING LIFE1 (YEARS) OPTIONS EXERCISABLE PRICE 1 NZ$

1 July 2002 - 30 June 2003 4,406,345 4.43 - 4.94 4.93 0.2 4,406,345 4.93

1 July 2003 - 30 June 2004 2,777,943 5.01 5.01 1.2 2,777,973 5.01

1 July 2004 - 30 June 2005 3,606,006 5.93 - 6.30 5.95 2.2 3,606,006 5.95

1 July 2005 - 30 June 2006 2,121,836 6.11 6.11 3.2 898,981 6.11

12,912,130 11,689,275

1 Weighted average

OPTIONS OUTSTANDING OPTIONS CURRENTLY EXERCISABLE

PRICE RANGE OPTIONS OUTSTANDING PRICE1 NZ$ REMAINING LIFE1 (YEARS) OPTIONS EXERCISABLE PRICE1 NZ$

4.00 - 4.99 4,406,345 4.93 0.2 4,406,345 4.93

5.00 - 5.99 6,363,711 5.54 1.8 6,363,711 5.54

6.00 - 6.99 2,142,074 6.11 3.2 919,219 6.11

12,912,130 11,689,275

1 Weighted average

Telecom restricted share scheme

In September 2001 the Telecom restricted share scheme (‘RSS’) was introduced for selected executives and senior employees of the group. In September 2003 participation was extended so that the majority of employees who previously participated in the share options scheme participated in the RSS. Under the RSS, Company shares are issued to Telecom Trustee Limited, a Telecom subsidiary and allocated to participants using funds lent to them by the Company. Under the RSS, the length of the retention period before awards vest is between one to three years. The price for each share issued during the year under the RSS is the average end-of-day market price of Telecom shares reported on the New Zealand Stock Exchange for the days on which the exchange is open for trading in the month immediately preceding the date on which the share is allocated, adjusted for dividends that are not received until the share vests. If the individual is still employed by the group at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan and the restrictions on the shares are removed. The number of shares awarded is determined by a committee of the board of directors. The weighted average grant date fair value of restricted shares issued during the year was NZ$4.29 (30 June 2007: NZ$3.52). Shares with a grant date fair value of NZ$5 million vested during the year (30 June 2007: NZ$4 million).

annualreport.telecom.co.nz/2008 89

Information regarding shares awarded under the RSS is as follows:

NUMBER OF SHARES

Unvested shares as at 30 June 2006 2,465,897

Awarded pursuant to RSS 1,841,278

Forfeited (561,694)

Vested (817,041)

Unvested shares as at 30 June 2007 2,928,440

Awarded pursuant to RSS 1,435,702

Forfeited (382,647)

Cancelled (240,650)

Vested (747,508)

Unvested shares as at 30 June 2008 2,993,337

Percentage of total ordinary shares 0.16%

The number of shares awarded pursuant to the RSS does not equal the number of shares created for the scheme as lapsed shares are held in Trust and reissued.

Telecom share rights scheme

The Telecom Share Rights Scheme (‘SRS’) was introduced for selected executives and senior employees of the group in September 2001. Under the scheme, participants are granted the option to purchase Company shares at a nil exercise price. Under the SRS, the exercise date of each option is variable, but in the main is three years from the allocation date. Except under special circumstances, the options will be exercisable at the end of a specified period only if the individual is still employed by the group. The number of options granted is determined by a committee of the board of directors. The weighted average grant date fair value of options issued during the year was NZ$3.80 (30 June 2007: NZ$3.42). The intrinsic value of options exercised during the year was NZ$3 million (30 June 2007: NZ$2 million). Options with an intrinsic value of NZ$7 million remain outstanding at the year end.

Information regarding options granted under the SRS is as follows:

NUMBER OF OPTIONS

As at 30 June 2006 1,674,033

Granted 1,178,208

Exercised (486,888)

Forfeited (421,251)

As at 30 June 2007 1,944,102

Granted 1,362,104

Exercised (647,077)

Cancelled (172,780)

Forfeited (466,957)

As at 30 June 2008 2,019,392

PERIOD GRANTED OPTIONS OUTSTANDING REMAINING LIFE1 (YEARS)

1 July 2004 - 30 June 2005 2,452 0.1

1 July 2005 - 30 June 2006 331,738 0.5

1 July 2006 - 30 June 2007 478,568 1.2

1 July 2007 - 30 June 2008 1,206,634 2.4

2,019,392

1 Weighted average

2,452 options were exercisable as at 30 June 2008.

Fair value of share scheme awards

The fair value of share options issued in prior years was estimated using a lattice-binomial option pricing model. The model was based on the following weighted average assumptions:

YEAR ENDED 30 JUNE GROUP

(DOLLARS IN MILLIONS) 2006

Risk-free interest rate 5.6%

Expected dividend yield 6.6%

Expected option life (in years) 4.2

Expected stock price volatility 21.0%

Risk-free interest rates were between 5.6% - 5.7% and the expected dividend yields were between 6.6% - 8.5%. The contractual term of options and employees’ expected exercise behaviour is calculated based on historical data. The discount applied for post vesting restrictions is estimated using the probability of those restrictions impacting the exercise of options. Approximately NZ$13 million of share scheme awards remain unvested and not expensed as at

30 June 2008 (30 June 2007: NZ$14 million). This expense will be recognised over the vesting period of the awards to

30 June 2011.

90 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Restricted shares and options granted under the share rights scheme are valued based on the market price at grant date, adjusted if dividends are not received until the restricted share or option vests. Volatility is based on historic volatility in Telecom’s share price.

Note 25 Dividends

Dividends declared and provided by the Company are as follows:

YEAR ENDED 30 JUNE 2008 2007

(DOLLARS IN MILLIONS, EXCEPT FOR PER SHARE AMOUNTS) NZ$M NZ$M

Previous year fourth quarter dividend paid 292 235

Supplementary dividend 36 30

First quarter dividend paid 128 139

Supplementary dividend 16 17

Second quarter dividend paid 128 139

Supplementary dividend 16 18

Third quarter dividend paid 128 139

Supplementary dividend 16 18

760 735

Fourth quarter dividend declared

subsequent to balance date not provided for (see note 34) 146 292

Dividends per share (including dividends paid during the year but excluding supplementary dividends) NZ$0.355 NZ$0.33

Telecom receives an equivalent tax credit from the Inland Revenue Department for the amount of supplementary dividends paid.

The following summary is based on tax laws of New Zealand as at 30 June 2008 and is subject to changes in New Zealand tax law, including changes that could have retroactive effect. Shareholders should seek taxation advice on the taxation treatment of their dividends.

In general, shareholders may be subject to income tax on dividends received from Telecom under the relevant taxation laws to which they are subject.

Generally, to the extent imputation credits are attached to dividends, New Zealand tax resident shareholders may be able to claim the imputation credits to reduce their New Zealand income tax liability on any gross dividend amount. To the extent dividends are imputed at a rate of less than 33/67, resident withholding tax will be deducted (at a maximum rate of 33%) from dividend payments made to New Zealand tax resident shareholders.

New Zealand generally imposes a 30% withholding tax on dividends paid by a New Zealand company to a non-resident shareholder. However, to the extent to which dividends have maximum imputation credits attached the rate of withholding is 15%. Also, reduced rates (generally 15% at the maximum rate allowed) apply to non-resident shareholders who are entitled to the benefit of an income tax treaty. To the extent imputation credits are attached to dividends a supplementary dividend (which is in addition to an ordinary dividend) may be attached to dividends to non-resident shareholders to offset the rate of withholding.

Shares issued in lieu of dividends

Telecom established a dividend reinvestment plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended

30 June 2008, 48,176,233 shares with a total value of NZ$195 million were issued in lieu of a cash dividend (30 June 2007: 56,809,102 shares and NZ$249 million). Shares issued in lieu of dividends are excluded from dividends paid in the cash flow statement.

annualreport.telecom.co.nz/2008 91

Note 26 Financial instruments and risk management

Telecom manages its treasury activities through a board-approved treasury constitution consisting of treasury governance and policy frameworks. Telecom is exposed to foreign currency, interest rate, credit, liquidity, equity and electricity price risks. Each of these risks, the associated financial instruments and the management of those risks are detailed below.

Telecom’s financial instruments are classified under NZ IFRS as follows:

GROUP AS AT 30 JUNE 2008 HELD-FOR-TRADING AVAILABLE- FOR-SALE LOANS AND RECEIVABLES HELD TO MATURITY DESIGNATED IN HEDGING RELATIONSHIPS AMORTISED COST TOTAL CARRYING AMOUNT

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Assets

Current assets

Cash - - - 779 - - 779

Short-term derivative assets 2 - - - 13 - 15

Trade receivables - - 498 - - - 498

2 - 498 779 13 -1,292

Non-current assets

Long-term derivative assets - - - - 48 - 48

Long-term investments1 - 523 - 1 - - 524

- 523 - 1 48 - 572

Liabilities

Current liabilities

Short-term derivative liabilities - - - - (214) - (214)

Trade accounts payable - - - - - (780) (780)

Short-term debt - - - - - (399) (399)

Long-term debt due within one year - - - - - (559) (559)

- - - - (214) (1,738) (1,952)

Non-current liabilities

Long-term derivative liabilities (64) - - - (303) - (367)

Long-term debt due after one year - - - - - (1,830) (1,830)

(64) - - - (303) (1,830) (2,197)

1 Excludes associates

GROUP AS AT 30 JUNE 2007 HELD-FOR-TRADING AVAILABLE-FOR-SALE LOANS AND RECEIVABLES HELD TO MATURITY DESIGNATED IN HEDGE RELATIONSHIP AMORTISED COST TOTAL CARRYING AMOUNT

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Assets

Current assets

Cash - - - 1,969 - - 1,969

Short-term investments - - - 70 - - 70

Short-term derivative assets - - - - 8 - 8

Trade receivables - - 544 - - - 544

- - 544 2,039 8 - 2,591

Non-current assets

Long-term derivative assets - - - - 68 - 68

Long-term investments1 - 490 - 1 - - 491

- 490 - 1 68 - 559

Liabilities

Current liabilities

Short-term derivative liabilities - - - - (68) - (68)

Trade accounts payable - - - - - (708) (708)

Short-term debt - - - - - (287) (287)

Long-term debt due within one year - - - - - (201) (201)

- - - - (68) (1,196) (1,264)

Non-current liabilities

Long-term derivative liabilities (51) - - - (526) - (577)

Long-term debt due after one year - - - - - (2,404) (2,404)

(51) - - - (526) (2,404) (2,981)

1 excludes associates

92 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates, interest rates and electricity prices. The notional values of contract amounts outstanding are as follows:

GROUP

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) CURRENCY MATURITIES NZ$M NZ$M

Cross currency interest rate swaps AUD:USD 2011 610 533

NZD:GBP 2008-2020 1,426 1,426

NZD:JPY 2009 41 41

NZD:USD 2008—181

NZD:CAD 2013 378 378

Interest rate swaps AUD 2011 472 411

NZD 2008-2020 2,182 2,362

Forward exchange contracts NZD:AUD 2008 351 333

NZD:USD 2008-2009 169 248

NZD:DKK 2008 714 -

Other 2008-2009 75 29

Currency options NZD:USD 2008-2009 86 121

Other 2008 38 34

Reclassifications

There have been no reclassifications between financial instrument categories during the year ended 30 June 2008.

Fair value of financial instruments

Financial instruments are either carried at amortised cost, less any provision for impairment, or fair value. The only significant variances between amortised cost and fair value relate to long-term debt.

The fair value of long-term debt is NZ$2,353 million compared to a carrying value of NZ$2,389 million (30 June 2007: fair value of NZ$2,622 million compared to a carrying value of NZ$2,605 million). Long-term investments, excluding associates, are carried at NZ$524 million (30 June 2007: NZ$491 million) and consisted of investments in equity. At 30 June 2008 NZ$449 million of the long-term investments related to Hutchison Telecommunications (Australia) Limited (‘HTAL’) (30 June 2007: NZ$416 million in Hutchison 3G Australia Limited). Telecom’s investment is difficult to value given the fact that this business is still in an early stage in its life cycle and continues on a period of rapid growth as the business attempts to achieve the scale required to generate a satisfactory return on its equity in the long run. HTAL is quoted on the Australian Stock Exchange, however Telecom considers that is not an active market for the shares of HTAL and that the share price does not represent the fair value of the investment in HTAL.

As at 30 June 2008 the quoted price of HTAL’s shares on the Australian Stock Exchange is A$0.10 and Telecom’s carrying value per share equates to A$0.26. Telecom considers that there is no objective measure of fair value and the wide range of estimates of fair value that exists is due to the level of uncertainty surrounding Hutchison’s future cash flows. Given the lack of a reliable fair value, Telecom continues to hold its investment in Hutchison at cost and therefore cannnot disclose a fair value.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash, short-term investments, debt due within one year, trade receivables and trade accounts payable

The carrying amounts of these balances are approximately equivalent to their fair value because of the short term to maturity.

Long-term investments

At 30 June 2008 Telecom had quoted and unquoted investments. The quoted investments have standard terms and conditions and are traded on an active market. Their fair values are based on their bid price, except for HTAL as noted above. Telecom considers that there are no reliable fair values for Telecom’s unquoted investments.

Long-term debt

The fair value of long-term debt is calculated based on market prices for interest rate swaps with similar maturities, plus a credit margin to reflect the rates available to Telecom for similar debt securities.

Cross currency interest rate swaps, interest rate swaps, forward exchange contracts and currency options

The fair values are estimated on the basis of the quoted market prices of these instruments. If a listed market price is unavailable, then a fair value is estimated by using a valuation model involving discounted future cash flows of the derivative using applicable forward price curve (for the relevant interest rate, foreign exchange rate or commodity price) and discount rates.

Market risk

Telecom is exposed to market risk primarily from changes in foreign currency exchange rates and interest rates.

annualreport.telecom.co.nz/2008 93

Telecom employs risk management strategies including the use of derivatives such as interest rate swaps, foreign currency forwards, foreign currency options, and cross currency interest rate swaps to manage these exposures. Telecom monitors the use of derivative financial instruments through the use of well-defined market and credit risk limits and timely reports to senior management. Telecom does not hold or issue derivative financial instruments for trading purposes. All contracts have been entered into with major creditworthy financial institutions, and the risk associated with these transactions is the cost of replacing these agreements at the current market rates in the event of default by the counterparts. Telecom’s financial instruments do not have significant concentration of risk with any single party.

Currency risk

Telecom’s primary objective in managing foreign currency risk is to protect against the risk that the eventual New Zealand dollar net cash flows will be adversely affected by changes in foreign currency exchange rates. To do this Telecom enters into forward exchange contracts to reduce its foreign currency exposures. Forward exchange contracts are also used to hedge certain foreign currency assets.

Foreign currency assets, where appropriate are naturally hedged by holding liabilities in the same currency. Capital and operational expenditure in foreign currencies that are probable may be hedged. Exposures with amounts and timing that are less than certain can be proportionately hedged, based on certain benchmarks.

The majority of Telecom’s long-term debt has been issued in foreign currencies. Telecom enters into cross currency interest rate swaps to convert issue proceeds into a floating rate New Zealand dollar, or Australian dollar exposure. All debt not denominated in New Zealand dollars or Australian dollars is fully hedged. Debt denominated in foreign currencies is translated to New Zealand dollars with gains, or losses going to the income statement. These gains, or losses are offset by the translation of the principal value of the cross currency interest rate swaps.

As at 30 June 2008 Telecom has NZ$487 million of deposits denominated in Danish krone, which are hedged by forward exchange contracts.

Telecom uses foreign currency forwards and foreign currency options to hedge forecast transactions that have a high probability of occurrence and firm purchase commitments (mainly denominated in US dollars), fair value changes in foreign currency receivables and payables and to hedge its net investments in foreign operations.

Telecom’s exposure to foreign currencies arising from financial instruments is:

GROUP

AS AT 30 JUNE 2008 AUD USD EUR GBP CAD DKK OTHER TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Exposures

Cash 37 15 - 31 - 487 2 572

Trade receivables 171 29 - 16 3 - 2 221

Trade accounts payables (177) (114) (7) (25) (3) - (2) (328)

Long-term investments 51 - - - - - - 51

Short-term debt (155) (39) - - - - - (194)

Long-term debt - (325) - (1,238) (356) - (25) (1,944)

Net balance sheet exposure (73) (434) (7) (1,216) (356) 487 (23) (1,622)

Hedging instruments

Forward exchange contracts (371) 172 73 - - (719) 7 (838)

NZ$ cross currency interest rate swaps - - - 1,238 356 - 25 1,619

A$ cross currency interest rate swaps (610) 325 - - - - - (285)

Total hedging instruments (981) 497 73 1,238 356 (719) 32 496

GROUP

AS AT 30 JUNE 2007 AUD USD EUR GBP CAD DKK OTHER TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Exposures

Cash 25 10 - 27 - 1 2 65

Trade receivables 160 73 3 3 7 - 2 248

Trade accounts payables (161) (131) (5) (1) (7) - (2) (307)

Long-term investments 51 - - - - 399 - 450

Short-term debt (287) - - - - - - (287)

Long-term debt (49) (459) - (1,231) (336) - (21) (2,096)

Net balance sheet exposure (261) (507) (2) (1,202) (336) 400 (19) (1,927)

Hedging instruments

Forward exchange contracts (325) 225 8 1 - - 14 (77)

NZ$ cross currency interest rate swaps - 138 - 1,231 336 - 21 1,726

A$ cross currency interest rate swaps (532) 321 - - - - - (211)

Total hedging instruments (857) 684 8 1,232 336 - 35 1,438

The table above includes Telecom’s foreign currency exposures to financial instruments. Non-financial assets or liabilities of foreign operations are not included. Forecast sales and purchases in foreign currencies have not been included in the table above as they are not financial instruments.

94 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

The Danish krone deposits at 30 June 2008 are hedged on an after tax basis, hence on a pre-tax basis Telecom has an exposure to Danish krone.

As at 30 June 2008 a movement of 10% in the New Zealand dollar would impact the income statement and statement of changes in equity as detailed in the table below:

NZ$M NZ$M

IMPACT ON: -10% +10%

Net profit before tax 8 (2)

Equity (125) 103

This analysis assumes a movement in the New Zealand dollar across all currencies and only includes the effect of foreign exchange movements on financial instruments. All other variables remain constant.

Interest rate risk

Telecom employs the use of derivative financial instruments for the purpose of reducing its exposure to fluctuations in interest rates.

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

Telecom’s treasury constitution requires that interest rate repricing is to be spread over a 10 year horizon and a maximum of NZ$800 million or 20% of gross debt to be repriced in any financial year.

Repricing analysis

The following table indicates the effective interest rates and the earliest period in which recognised financial instruments reprice. These balances are presented including the effect of derivative financial instruments.

GROUP 30 JUNE 2008 WEIGHTED EFFECTIVE INTEREST WITHIN 1 YEAR 1-2 YEARS 2-3 YEARS 3-4 YEARS 4-5 YEARS GREATER THAN 5 YEARS TOTAL

(DOLLARS IN MILLIONS) RATE NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Floating rate

Cash balances 5.3% 779 - - - - - 779

Long-term debt 9.1% (139) - - - - - (139)

Fixed rate

Short-term debt 8.2% (399) - - - - - (399)

Long-term debt 7.9% (743) (15) (14) (471) (249) (1,261) (2,753)

(502) (15) (14) (471) (249) (1,261) (2,512)

GROUP 30 JUNE 2007 WEIGHTED EFFECTIVE INTEREST WITHIN 1 YEAR 1-2 YEARS 2-3 YEARS 3-4 YEARS 4-5 YEARS GREATER THAN 5 YEARS TOTAL

(DOLLARS IN MILLIONS) RATE NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Floating rate

Cash balances 7.7% 1,969 - - - - - 1,969

Long-term debt 7.8% (170) - - - - - (170)

Fixed rate

Short-term investments 8.3% 70 - - - - - 70

Short-term debt 6.5% (287) - - - - - (287)

Long-term debt 7.9% (244) (742) (15) (14) (531) (1,388) (2,934)

1,338 (742) (15) (14) (531) (1,388) (1,352)

The table below shows how a movement in interest rates of 100 basis points would affect net profit before tax and equity based on the revaluation of Telecom’s financial instruments as at 30 June 2008:

-100BP +100BP

IMPACT ON: NZ$M NZ$M

Net profit before tax 2 (2)

Equity (1) 2

This analysis assumes all other variables remain constant.

annualreport.telecom.co.nz/2008 95

Liquidity risk

liquidity risk represents Telecom’s ability to meet its contractual obligations. Telecom evaluates its liquidity requirements on an ongoing basis. In general, Telecom generates sufficient cash flows from its operating activities to meet its financial liabilities.

In the event of any shortfalls, Telecom has three short-term financing programmes in place; a US$1 billion European Commercial Paper Programme, a NZ$500 million Note facility, and an A$1.5 billion Short Term Note and Medium Term Note Programme.

In addition to the short-term financing programmes at 30 June 2008, Telecom had committed stand-by facilities of NZ$800 million (30 June 2007 US$500 million) with a number of credit worthy banks. As at 30 June 2008 Telecom also had committed overdraft facilities of NZ$20 million with New Zealand banks and A$20 million with Australian banks. There are no compensating balance requirements associated with these facilities.

Telecom’s liquidity policy is to maintain unutilised committed facilities or liquid resources (comprising cash and short-term investments) of 100% of the next 12 months’ funding requirements. The policy also requires that long-term debt maturities are distributed over a 10-year period, with no more than NZ$800 million maturing in any one year. Long-term debt must have a weighted average life of between 3.75 and 5.25 years.

Telecom’s maximum exposure to liquidity risk based on contractual cash flows relating to financial instruments is summarised below:

GROUP 30 JUNE 2008 CARRYING AMOUNT CONTRACTUAL CASH FLOWS 0-6 MONTHS 6-12 MONTHS 1-2 YEARS 2-3 YEARS 3-4 YEARS 4-5 YEARS 5+ YEARS

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Non-derivative financial liabilities

Trade accounts payable (780) (780) (780) - - - - - -

Short-term debt (399) (406) (406) - - - - - -

Long-term debt (2,389) (3,248) (611) (93) (123) (124) (439) (337) (1,521)

Derivative financial liabilities

Interest rate swaps (3) (5) - - 1 - (1) (1) (4)

Cross currency interest rate swaps (551) (1,046) (222) (49) (82) (82) (337) (49) (225)

Foreign exchange contracts (27) (23) (22) (1) - - - - -

(4,149) (5,508) (2,041) (143) (204) (206) (777) (387) (1,750)

GROUP 30 JUNE 2007 CARRYING AMOUNT CONTRACTUAL CASH FLOWS 0-6 MONTHS 6-12 MONTHS 1-2 YEARS 2-3 YEARS 3-4 YEARS 4-5 YEARS 5+ YEARS

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Non-derivative financial liabilities

Trade accounts payable (708) (708) (708) - - - - - -

Short-term debt (287) (289) (289) - - - - - -

Long-term debt (2,605) (3,566) (84) (272) (696) (124) (124) (435) (1,831)

Derivative financial liabilities

Interest rate swaps (1) - 6 (6) - - - - -

Cross currency interest rate swaps (617) (1,154) (50) (108) (272) (77) (78) (261) (308)

Foreign exchange contracts (25) (26) (21) (5) - - - - -

Electricity price hedge (2) (3) (1) (1) (1) - - - -

(4,245) (5,746) (1,147) (392) (969) (201) (202) (696) (2,139)

Carrying amounts are as disclosed on the balance sheet as per Telecom’s accounting policies. Contractual cash flows include contractual, undiscounted principal and interest payments.

Credit risk

In the normal course of its business, Telecom incurs credit risk from financial instruments including, cash, short-term investments, advances to associate companies, trade receivables and derivative financial instruments

Telecom has a credit policy that is used to manage this exposure to credit risk. As part of this policy, limits on exposures with counterparties have been set and approved by the board of directors and are monitored on a regular basis.

Telecom has certain derivative transactions that are subject to bilateral credit support agreements that require Telecom or the counterparty to post collateral to support mark-to-market valuation differences. As at 30 June 2008 Telecom had posted US$10 million (30 June 2007: US$14 million) of collateral in relation to various cross currency interest rate swaps. Additional margin calls can be made by either party if the fair value of the cross currency interest rate swaps changes due to market conditions.

Telecom places its cash, short-term investments and derivative financial instruments with high credit quality financial institutions and sovereign bodies and limits the amount of credit exposure to any one financial institution. These limits are monitored daily. There is no significant concentration of credit risk with respect to trade receivables.

96 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

NZ$1,847 million of Telecom’s assets are subject to credit risk (30 June 2007: NZ$3,076 million). Telecom holds various letters of credit and guarantees over some of these amounts. Telecom does not hold any collateral over these amounts. Telecom’s trade receivables are aged as follows:

GROUP

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M

Current 204 331

0-30 Days past due 226 128

30-60 Days past due 53 30

60-90 Days past due 21 14

90+ Days past due 26 85

530 588

Telecom has NZ$295 million (30 June 2007: NZ$213million) of financial assets that are overdue and not impaired.

Telecom maintains a provision for estimated losses expected to arise from customers being unable to make required payments. This provision takes into account known commercial factors impacting specific customer accounts, as well as the overall profile of Telecom’s receivables portfolio. In assessing the provision, factors such as past collection history, the age of receivable balances, the level of activity in customer accounts, as well as general macro-economic trends, are taken into account. Significant changes in these factors would likely necessitate changes in the doubtful debts provision. At present, however, Telecom considers the current level of its allowance for doubtful accounts to be adequate to cover expected credit losses in its accounts receivable balances. Bad debt expenses are reported as other operating expenses in the income statement.

Movements in allowance for doubtful accounts are as follows:

GROUP

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M

Balance at beginning of period 44 39

Charged to costs and expenses 34 40

Bad debts recovered (5) (7)

Balance written off against provision (41) (28)

Balance at end of period 32 44

Electricity price risk

Telecom uses electricity hedges to reduce exposure to electricity spot price movements. At 30 June 2008, Telecom had contracts to hedge electricity consumption of 16 megawatts per hour (30 June 2007: 20 megawatts per hour) with maturity dates ranging from December 2008 to March 2009. A10% movement in electricity price would not have a significant effect on Telecom’s earnings.

Equity risk

Investments that subject Telecom to equity risk include long-term investments in listed and unlisted companies as well as investment in associate companies. Telecom’s exposure to equity risk at 30 June 2008 was NZ$527 million (30 June 2007: NZ$494 million). Telecom manages its exposure to equity risk through representation on the board of investee companies or through regular reviews of the investee’s current and projected performance. A10% movement in quoted prices would increase or decrease Telecom’s equity by NZ$5 million.

Hedging activities

Telecom is exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. Telecom employs risk management strategies including the use of derivatives such as interest rate swaps, foreign currency forwards, foreign currency options, and cross currency interest rate swaps to manage these exposures.

Telecom does not currently hold or issue derivative financial instruments for trading purposes, although under the classifications of IFRS derivative financial instruments are classified as ‘held for trading’ unless they are designated hedges.

Each derivative which is designated as a hedge is classified as either:

A hedge of the fair value of recognised assets or liabilities (a fair value hedge) or

A hedge of a highly probable forecast transaction (a cash flow hedge) or

A hedge of a net investment in foreign operations.

The fair values of derivatives in hedging relationships and held for trading are as follows:

annualreport.telecom.co.nz/2008 97

GROUP

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) ASSETS LIABILITIES ASSETS LIABILITIES

NZ$M NZ$M NZ$M NZ$M

Net investment hedges

Foreign exchange forward contracts - (24) 7 -

- (24) 7 -

Cash flow hedges

Foreign exchange forward contracts 9 (3) - (25)

Interest rate swaps 49 (3) 69 (1)

Cross currency interest rate swaps - (487) - (566)

Electricity price hedges 3 - - (2)

61 (493) 69 (594)

Designated as held for trading

Currency options 2 - - -

Cross currency interest rate swaps - (64) - (51)

2 (64) - (51)

Total net derivative liabilities 63 (581) 76 (645)

Cash flow hedges

Telecom has converted the remainder of its fixed rate, foreign dollar denominated debt into New Zealand dollar and Australian dollar fixed rate debt using cross currency interest rate swaps and interest rate swaps. These swaps are jointly designated as hedges of the forecast interest and principal cash flows of the debt. The mark-to-market of the interest rate component of the swaps will enter into the determination of profit or loss over the life of the swaps designated cash flow hedges as follows:

GROUP

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M

Maturity:

Less than 1 year (3) 1

1 – 2 years - (12)

2 – 3 years 2 -

3 – 4 years 30 7

4 – 5 years - 8

Maturity thereafter (27) (42)

2 (38)

The fair value (of both interest rate and foreign exchange components) of the cash flow hedges is transferred to the income statement at the same time as the underlying hedged transaction affects the determination of income, which occurs upon the scheduled payment of interest and ultimate maturity of the debt. Telecom enters into foreign exchange contracts to hedge foreign currency purchases. The majority of the purchases are forecast to be made within 12 months of the balance sheet date.

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

During the period there were no material hedged forecast transactions that were not expected to occur. There has been no ineffectiveness on cash flow hedging relationships during the year (30 June 2007: nil).

Net investment hedges

Net investment hedges relate to hedges of the effect of movements in foreign exchange rates on certain assets held in overseas subsidiaries. The effective portion of any gain or loss on hedges of net investments in foreign operations is recognised in equity and the gain or loss relating to any ineffective portion is recognised immediately in the income statement. Gains and losses included in equity are included in the income statement when the foreign operation is disposed of. There has been no ineffectiveness on net investment hedging relationships during the year (30 June 2007: nil).

Fair value hedge

As at 30 June 2008 and 30 June 2007, Telecom did not have any financial instruments in fair value hedge relationships.

98 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Telecom has converted a portion of its fixed rate foreign dollar debt into a domestic floating rate exposure using a cross currency interest rate swap. This relationship was designated as a fair value hedge of the interest rate exposure. This hedge relationship became ineffective during the year ended June 2007 and Telecom has ceased hedge accounting. In the year ended 30 June 2008 the revaluation of this derivative caused Telecom to recognise a gain of NZ$4 million in the income statement (30 June 2007: loss of NZ$2 million).

Parent Company

The Parent Company’s financial instruments were classified under NZ IFRS as follows:

PARENT

AS AT 30 JUNE 2008 AVAILABLE -FOR-SALE LOANS AND RECEIVABLES AMORTISED COST TOTAL CARRYING AMOUNT

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Current assets: Receivables due from subsidiaries - 689 - 689

Non-current assets: Long-term investments 6,256 3,006 - 9,262

Current liabilities: Debt due within one year - - (5,764) (5,764)

Non-current liabilities: Long-term debt - - (2,846) (2,846)

PARENT

AS AT 30 JUNE 2007 AVAILABLE -FOR-SALE LOANS AND RECEIVABLES AMORTISED COST TOTAL CARRYING AMOUNT

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Current assets: Receivables due from subsidiaries - 795 - 795

Non-current assets: Long-term investments 6,585 3,006 - 9,591

Current liabilities: Debt due within one year - - (4,993) (4,993)

Non-current liabilities: Long-term debt - - (2,442) (2,442)

The Parent Company has no derivative financial instruments.

Currency risk

Long-term debt amounts are denominated in Australian dollars. The Parent does not take any action to reduce its exposure to any resulting currency risk as long-term debt relates to amounts owed to wholly-owned subsidiaries.

Interest rate risk

The Parent Company has interest rate exposures on some loans to and from subsidiary companies. The Company does not manage the associated risks.

The Parent Company’s maximum exposure to liquidity risk relating to financial liabilities is summarised below:

Parent CARRYING AMOUNT CONTRACTUAL CASH FLOWS 0-6 MONTHS 6-12 MONTHS 1-2 YEARS 2-3 YEARS 3-4 YEARS 4-5 YEARS 5+ YEARS

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Debt due to subsidiaries:

30 June 2008 (8,610) (8,610) (5,764) - - - - - (2,846)

30 June 2007 (7,435) (7,435) (4,993) - - - - - (2,442)

Credit risk

The Parent Company has exposure to credit risk from balances owed from subsidiary companies. The maximum exposure to credit risk at 30 June 2008 is NZ$3,695 million (30 June 2007 NZ$3,801 million).

Equity risk

The Parent Company has exposure to equity risk by way of its investments in subsidiaries. The maximum exposure at

30 June 2008 of NZ$6,256 million (30 June 2007 NZ$6,585 million).

Hedging activities

The Parent Company has no hedging activities.

annualreport.telecom.co.nz/2008 99

Note 27 Commitments

Operating leases

Minimum rental commitments for all non-cancellable operating leases are:

GROUP

30 JUNE 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M

Less than 1 year 73 52

Between 1 - 5 years 206 137

More than 5 years 214 58

493 247

Minimum rental commitments for operating leases increased during the year ended 30 June 2008 due to Telecom entering into new leases for office accommodation. These leases do not commence until 2011.

Finance Leases

At 30 June 2008 Telecom had no remaining commitments in respect of capitalised finance leases.

Capital commitments

At 30 June 2008 capital expenditure amounting to NZ$259 million (30 June 2007: NZ$91 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network assets.

Note 28 Contingencies

Lawsuits and other claims

New Zealand

In March 2004 the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The trial was completed in early August 2008. The court has reserved its decision.

In July 2000 the Commerce Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgement issued on 16 April 2008 the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission has appealed the judgement.

Sintel (in liquidation) has issued proceedings against Telecom, relating to Telecom’s audio text business in the 1990s. The matter was settled, but the liquidators are seeking to overturn the settlement agreement with various claims against Telecom, including fraud. Sintel filed an amended statement of claim, increasing the value of the claim to NZ$60 million. Telecom’s application to strike out all but one of the causes of action was unsuccessful. In a judgement dated 14 November 2007 the Court of Appeal dismissed Telecom’s appeal. Telecom has decided not to appeal the judgement and is now proceeding towards trial of the substantive matter. Telecom has received notices requesting additional information and responses. A judicial settlement conference is scheduled for 10 October 2008.

Asia Pacific Telecommunications Limited (APT) has also issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the discovery documents. Telecom believes it has a strong defence for the majority of the claim. These proceedings will be vigorously defended by Telecom. The parties are working towards mediation. A fixture was allocated for August 2008 but due to an increased discovery request by APT this date has been vacated. Telecom is engaging in settlement dialogue with APT and both parties have expressed a desire to settle prior to any court fixture.

The Commerce Commission has laid charges against Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The allegation is that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan at issue. Telecom is working through the details of the specific charges. However, at this stage it cannot quantify the potential impact of penalties or customer refunds should a court ultimately find in favour of the Commission.

In April 2007, Vodafone appealed the Commerce Commission’s 2003/2004 TSO Determination. The appeal was dismissed in the High Court in December 2007, however Vodafone is seeking leave to appeal to the Court of Appeals. Telecom has opposed Vodafone’s application for leave and its substantive appeal. The Court of Appeal has allocated a fixture in February 2009.

100 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Telecom has been joined as one of numerous respondents in a claim lodged through the Weathertight Homes Resolution Services (‘WHRS’). The claim relates to a property development site called ‘Ellerslie Park’ where Telecom installed external telephone junction boxes . While the claim against Telecom is small, liability could be joint and several. Telecom has applied to strike out the claim.

Previous arbitration proceedings by a former mobile phone salesman, Mr Holmes, were struck out by the High Court, however, Holmes has appealed this with the Court of Appeal.

Telecom has other ongoing Commerce Commission claims and investigations, none of which are expected to have significant effect on the financial position or profitability of Telecom.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Australia

Telecom is in dispute with Pacific Union Group Pty Limited in respect of the withdrawal of certain product lines from the scope of the dealer agreement between the parties. Pacific Union has commenced proceedings in the Supreme Court of New South Wales, claiming breach of contract and/or repudiation of contract. The amount of loss and damage claimed has not yet been quantified by Pacific Union.

Telstra Corporation Limited has commenced proceedings in the Federal Court of Australia, and is seeking an order that the final determination made by the Australian Competition and Consumer Commission (ACCC) in a line sharing service arbitration be set aside on administrative law grounds. Telecom, amongst others, is a defendant in these proceedings. The Court has heard the case and Telecom awaits judgement.

Telstra Corporation Limited commenced proceedings in April 2008 in the Federal Court of Australia seeking an order that the final determination made by the ACCC in an unbundled local loop service arbitration be set aside on administrative law grounds. The hearing is scheduled for September 2008.

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

Land claims

As previously stated in note 16, interests in land included in property, plant and equipment purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be wa¯hi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to the Company by the Government and/or by the Company to its subsidiary companies. In the event that land is resumed by the Government, there is provision for compensation to Telecom.

Bank guarantees

Telecom has issued bank guarantees totalling A$4 million as at 30 June 2008 (30 June 2007: A$5 million) to guarantee rental payments of a subsidiary company. In the event of the subsidiary defaulting on these rental payments then Telecom has guaranteed to pay these amounts. The likelihood of any payments being made under this guarantee is low.

Cross border lease guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings including letters of credit in accordance with limited guarantees entered into as part of the transactions. The likelihood of losses in respect of these matters is considered to be remote. The maximum exposure under these guarantees is NZ$277 million (30 June 2007: NZ$310 million) and the last guarantee expires in 2016.

Parent company

The Parent Company has guaranteed, along with guaranteeing subsidiary companies, indebtedness of TCNZ Finance Limited (a Telecom group company) amounting to NZ$2,429 million (30 June 2007: NZ$2,469 million) under guarantees dated 21 August 2001 and 13 April 2006, and trust deeds dated 25 October 1988 and 17 March 2000 together with subsequent supplemental trust deeds and interest thereon. The Parent Company has issued further guarantees in relation to commercial paper and other treasury activities of TCNZ Finance Limited.

annualreport.telecom.co.nz/2008 101

Note 29 Related party transactions

Interest of directors in certain transactions

Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom’s directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arm’s length commercial basis.

Advances to associate companies

During the year ended 30 June 2007 an advance to Southern Cross Cables Holdings Limited (‘Southern Cross’) of NZ$85 million was fully repaid.

Other transactions with associate companies

Telecom has the following transactions with Associates:

Telecom provides network operations and management services to Southern Cross in respect of its operations in New Zealand. Telecom makes payments to Southern Cross in connection with capacity it has purchased on Southern Cross’ network

Telecom provides maintenance and telecommunications services to Yahoo!Xtra New Zealand Limited

Telecom provides wholesale telecommunications services to Community Telco Australia Pty Limited.

Transactions undertaken with these entities have been entered into on an arm’s length commercial basis. Balances in respect of these transactions with associate companies are set out in the table below.

GROUP

YEAR ENDED 30 JUNE 2008 2007 2006

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M

Revenue from associates1 125 54 40

Expenses paid to associates 6 7 7

Capacity acquired from associates2 16 30 -

Receivables from associates 8 4 6

Payables to associates - - 1

1 Includes dividends received from Southern Cross of NZ$89 million in 2008 (2007: NZ$18 million). No dividends were received in 2006.

2 Telecom’s intangible assets includes capacity acquired from Southern Cross, with a cost of NZ$468 million (30 June 2007: NZ$449 million) and accumulated amortisation of NZ$178 million (30 June 2007: NZ$140 million).

Parent company

Amounts due from subsidiary companies are for no fixed term and are at interest rates that range from nil to 10%. Amounts due to subsidiary companies are for no fixed term and are at a weighted average interest rate of 8.12% at

30 June 2008 (30 June 2007: 7.87%).

102 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Note 30 Subsidiary and associate companies

At 30 June 2008, the significant companies of the Telecom group and their activities were as follows:

COUNTRY OWNERSHIP PRINCIPAL ACTIVITY

Subsidiary Companies

TCNZ Australia Investments Pty Limited Australia 100% A holding company.

Telecom New Zealand International Australia Australia 100% Provides international wholesale telecommunications services.

Pty Limited

TCNZ Australia Pty Limited Australia 100% Provides outsourced telecommunications services.

AAPT Limited Australia 100% Provides value-added telecommunications services.

PowerTel Limited Australia 100% Provides international wholesale telecommunications services.

Telecom New Zealand Finance (No.2) Limited Bermuda 100% A group finance company.

TCNZ (Bermuda) Limited Bermuda 100% A holding company.

Telecom Southern Cross Finance Limited Bermuda 100% A group finance company.

Telecom Cook Islands Limited Cook Islands 60% Provides telecommunications services in the Cook Islands.

Telecom Europe 3G ApS Denmark 100% A group finance company.

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

Telecom Southern Cross Limited New Zealand 100% A holding company.

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

Note 31 Segmental reporting

Business segments

Results are reported for four operating segments, being the group’s main areas of operations and a Corporate and Other amount containing revenues and costs not allocated to those operating segments. Telecom’s segments consist of:

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

During the year ended 30 June 2007 Telecom sold Yellow Pages Group. The segmental reporting has been restated so that only continuing operations have been included. Segmental reporting for the discontinued operation is presented in note 36 and consists solely of Yellow Pages Group.

The segment result is measured on earnings before finance income and costs, associates losses and taxation expense. Where there are inter-segment sales they are priced on an arm’s-length basis.

annualreport.telecom.co.nz/2008 103

As at and for the year ended 30 June 2008

YEAR ENDED 30 JUNE NZ BUSINESS NZ CONSUMER NZ TECHNOLOGY AND ENTERPRISES AUSTRALIAN OPERATIONS TOTAL OPERATING SEGMENTS

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Operating revenue:

External customers 1,805 1,611 449 1,414 5,279

Internal customers 6 - 44 17 67

Total revenue 1,811 1,611 493 1,431 5,346

Segment result 977 1,024 (847) (49) 1,105

Other information:

Finance income - - - 2 2

Finance expense 1- - 3 4

Depreciation and amortisation 19 22 519 144 704

Capital expenditure 81 19 723 112 935

Other gains - - - 7 7

Balance sheet:

Segment assets 230 1,286 3,554 1,075 6,145

Segment liabilities 81 374 490 217 1,162

As at and for the year ended 30 June 2007

YEAR ENDED 30 JUNE NZ BUSINESS NZ CONSUMER NZ TECHNOLOGY AND ENTERPRISES AUSTRALIAN OPERATIONS TOTAL OPERATING SEGMENTS

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Operating revenue:

External customers 1,799 1,709 414 1,310 5,232

Internal customers 3 - 29 17 49

Total revenue 1,802 1,709 443 1,327 5,281

Segment result 1,074 1,085 (811) (51) 1,297

Other information:

Finance income - - 6 - 6

Finance expense 1- - 1 2

Depreciation and amortisation 20 14 470 78 582

Capital expenditure 50 27 560 147 784

Other expenses - 16 - 22 38

Balance sheet:

Segment assets 157 1,370 3,337 816 5,680

Segment liabilities 71 337 462 252 1,122

As at and for the year ended 30 June 2006

YEAR ENDED 30 JUNE NZ BUSINESS NZ CONSUMER NZ TECHNOLOGY AND ENTERPRISES AUSTRALIAN OPERATIONS TOTAL OPERATING SEGMENTS

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Operating revenue:

External customers 1,822 1,689 399 1,305 5,215

Internal customers 1 - 21 18 40

Total revenue 1,823 1,689 420 1,323 5,255

Segment result 1,123 1,110 (792) (1,386) 55

Other information:

Finance expense 1- - - 1

Depreciation and amortisation 16 11 434 169 630

Capital expenditure 48 15 529 131 723

Impairment - - - 1,301 1,301

Other expenses - 7 22 - 29

Balance sheet:

Segment assets 106 1,359 3,258 529 5,252

Segment liabilities 78 282 225 164 749

104 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Reconciliation from segmental external revenue to operating revenues and other gains

2008 2007 2006

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M

Segmental external revenue 5,279 5,232 5,215

Dividends 89 19 -

Other gains 7 20 60

Other unallocated revenue 298 311 280

Operating revenues and other gains 5,673 5,582 5,555

Reconciliation from segment result to net earnings/(loss) from continuing operations

2008 2007 2006

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M

Segment result 1,105 1,297 55

Corporate and other 25 (15) 10

1,130 1,282 65

Finance income 119 59 28

Finance expense (271) (289) (282)

Share of associates’ net losses (3) (3) -

Income tax expense (262) (205) (351)

Net earnings/(loss) from continuing operations 713 844 (540)

Reconciliation from segmental assets to total assets

2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M

Segmental assets 6,145 5,680

Corporate and other 1,260 2,596

Total assets 7,405 8,276

Reconciliation from segmental liabilities to total liabilities

2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M

Segmental liabilities 1,162 1,122

Corporate and other 3,507 3,550

Total liabilities 4,669 4,672

annualreport.telecom.co.nz/2008 105

Geographic segments

Disclosure of revenues, earnings before interest and taxation, property, plant and equipment, total assets and capital expenditure on a geographical basis is set out below. Each segment’s total assets represents Telecom’s external assets by segment and excludes inter-segment funding as interest is not allocated to segments. There are no other significant inter-segment intercompany assets or liabilities. Where recognised, inter-segment sales are priced on an arm’s length basis.

GROUP

AS AT AND FOR THE YEAR ENDED 30 JUNE 2008 NEW ZEALAND AUSTRALIA OTHER ELIMINATIONS TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Operating revenue

External customers 4,100 1,414 152 - 5,666

Internal customers 71 17 8 (96) -

Total revenue 4,171 1,431 160 (96) 5,666

Segment property, plant and equipment 3,379 574 31 - 3,984

Segment total assets 5,491 1,106 808 - 7,405

Capital expenditure 875 112 - - 987

GROUP

AS AT AND FOR THE YEAR ENDED 30 JUNE 2007 NEW ZEALAND AUSTRALIA OTHER ELIMINATIONS TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Operating revenue

External customers 4,173 1,310 79 - 5,562

Internal customers 84 17 8 (109) -

Total revenue 4,257 1,327 87 (109) 5,562

Segment property, plant and equipment 3,157 495 29 - 3,681

Segment total assets 5,197 843 2,236 - 8,276

Capital expenditure 689 143 - - 832

GROUP

AS AT AND FOR THE YEAR ENDED 30 JUNE 2006 NEW ZEALAND AUSTRALIA OTHER ELIMINATIONS TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Operating revenue

External customers 4,140 1,289 66 - 5,495

Internal customers 3 2 9 (14) -

Total revenue 4,143 1,291 75 (14) 5,495

Segment property, plant and equipment 3,079 182 40 - 3,301

Segment total assets 4,610 620 973 - 6,203

Capital expenditure 608 132 - - 740

106 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Note 32 Reconciliation of net earnings attributable to shareholders to net cash flows from operating activities

GROUP PARENT

YEAR ENDED 30 JUNE 2008 2007 2006 2008 2007

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Net earnings/(loss) for the year 713 3,027 (431) 40 2,656

Adjustments to reconcile net earnings/(loss) to net cash flows from operating activities

Depreciation and amortisation 761 658 705 - -

Bad and doubtful accounts 34 40 38 - -

Deferred income tax 83 (20) 82 - -

Share of associates’ losses 3 3 - - -

Gain on sale/purchase of subsidiaries and shares - (2,104) (60) - -

Non-cash impairment - - 1,301 19 -

Other (3) 58 25 404 637

Changes in assets and liabilities net of effects of non-cash and investing and financing activities

Decrease/(increase) in accounts receivable and related items 43 (23) 44 83 -

Decrease/(increase) in inventories 14 (19) 3 - -

Decrease in current taxation 68 119 135 (2) (26)

(Decrease)/increase in accounts payable and related items (31) (88) (35) - -

Net cash flows from operating activities 1,685 1,651 1,807 544 3,267

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

The movements in the imputation credit accounts are detailed below:

GROUP

YEAR ENDED 30 JUNE 2008 2007 2006

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M

Credit at the beginning of the year (190) (297) (518)

New Zealand income tax paid (97) (136) (168)

Imputation credits attached to dividends paid 253 243 389

Credit at the end of the year (34) (190) (297)

The Parent Company is a member of the Telecom Imputation Group. These imputation credits are available to attach to dividends paid by the Parent Company.

annualreport.telecom.co.nz/2008 107

Note 34 Significant events after balance date

Declaration of dividend

On 7 August 2008 the board of directors approved the payment of a fourth quarter dividend of NZ$146 million, representing 8.0 cents per share. In addition, a supplementary dividend totalling approximately NZ$18 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid. The dividend payment dates will be 12 September 2008 for shares on the New Zealand and Australian Stock Exchanges and 19 September 2008 for shares on the New York Stock Exchange.

Debt issues

On 25 June 2008 Telecom launched a retail Telebond issue with maturities of 3 years, 5 years and 7 years. Interest rates are subject to change. As at 30 June 2008 interest rates being offered were 8.25%, 8.50% and 8.65% respectively. Telecom raised NZ$142 million under the Telebond issue which closed on 11 August 2008.

On 6 August 2008 Telecom issued a 4-year CHF200 million bond (NZ$258 million) under the US$2 billion Euro Medium Term Note Programme. The bond has an effective hedged fixed interest rate of 8.9%.

Note 35 Acquisition of subsidiaries

In February 2008 Telecom acquired Computer Plus Otago (‘Computer Plus’) for NZ$4 million in cash. Computer Plus is the Gen-i franchise operating in the Dunedin and Queenstown markets. This gave rise to NZ$4 million of goodwill.

In May 2007 Telecom acquired a 100% shareholding in PowerTel Limited (a wholesale telecommunications provider in Australia) for NZ$366 million (A$320 million of cash and A$6 million of associated costs). PowerTel incurred a net loss of NZ$1 million for the two-month period ended 30 June 2007.

The effect of this acquisition on the group’s assets and liabilities on acquisition date was:

PRE-ACQUISITION CARRYING AMOUNTS FAIR VALUE ADJUSTMENTS RECOGNISED VALUES ON ACQUISITION

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M

ASSETS

Current assets:

Cash 19 - 19

Receivables and prepayments 51 - 51

Goodwill 36 (36) -

Investments 36 - 36

Total current assets 142 (36) 106

Deferred tax asset 12 (8) 4

Property, plant and equipment 132 181 313

Total assets 286 137 423

LIABILITIES

Current liabilities:

Interest bearing debt (50) - (50)

Deferred tax liability (4) - (4)

Other liabilities (66) - (66)

Total liabilities (120) - (120)

Net identifiable assets and liabilities 303

Goodwill arising on acquisition 63

Consideration paid 366

Less cash acquired (19)

Net consideration paid 347

The goodwill arose due to the synergies that Telecom expects to realise through the integration of PowerTel into its

Australian operations.

108 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

The following proforma summary presents the group as if the acquisitions had been made on 1 July 2006. The proforma amounts below are unaudited, do not include any possible synergies from the acquisition and are provided for comparative purposes only and do not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

GROUP (UNAUDITED)

YEAR ENDED 30 JUNE 2007

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) NZ$M

Revenue 5,755

Net earnings/(loss) attributable to shareholders 3,008

Basic earnings per share NZ$1.51

Note 36 Discontinued operations

Telecom completed the sales process for Yellow Pages Group on 30 April 2007. The 2006 income statement has been re-presented to show the Yellow Pages Group results as a discontinued operation, separately from Telecom’s continuing operations. The results for the Yellow Pages Group also represent the discontinued operation for segmental purposes. The results for the periods presented in the income statement are as follows:

GROUP

2007 2006

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) NZ$M NZ$M

Operating revenues 232 260

Operating expenses

Labour (33) (36)

Other operating expenses (53) (66)

Depreciation (2) (2)

Amortisation (4) (4)

Net earnings before taxation 140 152

Income tax expense (41) (43)

Net earnings after taxation 99 109

Gain on sale of discontinued operation 2,084 -

Net earnings from discontinued operation 2,183 109

Basic earnings per share (in cents) NZ$1.10 NZ$0.06

Diluted earnings per share (in cents) NZ$1.08 NZ$0.06

Gain on sale of discontinued operation

Cash 2,161 -

Less: net assets disposed of (27) -

Less: associated costs on sale (50) -

Gain on sale of discontinued operation 2,084 -

The cash flows of the Yellow Pages Group were as follows:

GROUP

2007 2006

(DOLLARS IN MILLIONS) NZ$M NZ$M

Cash flows from operating activities 123 94

Cash flows from investing activities (24) (18)

Net cash flow 99 76

annualreport.telecom.co.nz/2008 109

The major classes of assets and liabilities of the Yellow Pages Group at the disposal date were as follows:

30 APRIL 2007

(DOLLARS IN MILLIONS) NZ$M

Assets

Receivables and prepayments 16

Intangible assets 21

Property, plant and equipment 21

Liabilities

Accounts payable and accruals (31)

Net assets of Yellow Pages Group at date of disposal 27

Note 37 New accounting standards

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for Telecom’s accounting periods beginning on or after 1 July 2008, but which Telecom has not yet adopted. Telecom does not consider any other standards or interpretations in issue, but not yet applicable, to have a significant impact on its financial statements. Those which are relevant to Telecom are as follows:

IAS/NZ IAS 1 Presentation of financial statements (revised)

Effective for periods beginning on or after 1 January 2009

The revised standard introduces total comprehensive income (changes in equity during a period, other than those resulting from transactions with owners in their capacity as owners) and a statement of comprehensive income. All non-owner changes in equity are presented in one statement or two statements. The revised standard also prohibits presenting components of comprehensive income in the statement of changes in equity. Telecom’s disclosures will change upon adoption in the year ending 30 June 2010.

IAS/NZ IAS 23 Borrowing costs

Effective for periods beginning on or after 1 January 2009

The main change is the removal of the option to expense borrowing costs incurred in respect of ‘qualifying assets’ for full reporting entities. Telecom currently capitalises directly attributable borrowing costs.

IAS/NZ IAS 27 Consolidated and separate financial statements

Effective for periods beginning on or after 1 July 2009

The amendment requires the effects of all transactions with non controlling interests to be recorded in equity if there is no change in control. Such transactions will no longer result in goodwill or gains or losses being recorded. It also specifies that when control is lost, any remaining interest should be re-measured to fair value and a gain or loss recorded through the income statement. No impact is anticipated upon adoption in the year ending 30 June 2010.

IFRS/NZ IFRS 2 Amendments to share based payments

Effective for periods beginning on or after 1 July 2009

The amendment defines vesting conditions to clarify that vesting conditions are limited to service conditions and performance conditions. No impact is anticipated on the accounting for share based payments upon adoption in the year ending 30 June 2010.

IFRS/NZ IFRS 3 Business combinations (revised 2008)

Effective for periods beginning on or after 1 July 2009

Includes in its scope business combinations involving only mutual entities, and those in which separate entities or businesses are brought together to form a reporting entity by contract alone. In addition to this are new or amended requirements such that all items of consideration transferred are recognised at fair value, transaction and acquisition costs must be expensed as incurred, additional acquisition of non-controlling equity interests after the business combination accounted for as an equity transaction and new disclosures. The standard must be applied prospectively and will impact the accounting for any future business combinations made after upon adoption for the year ending

30 June 2010.

110 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

IFRS/NZ IFRS 4 Insurance contracts – amendments

Effective for periods beginning on or after 1 January 2009

The amendment removes the partial exemption for qualifying entities, now requiring full compliance for qualifying entities. No impact is anticipated from adoption of the amendment upon adoption in the year ending 30 June 2010.

IFRS/NZ IFRS 8 Operating segments

Effective for periods beginning on or after 1 January 2009

The new standard introduces a management reporting approach to identifying and measuring the results of reportable operating segments. Telecom originally intended to adopt for the year ended 30 June 2008. However, Telecom now intends to adopt this standard from 1 July 2008 to align adoption with its reporting under its new organisational structure. The combination of the new business units and the application of the standard will change the presentation of Telecom’s segmental information.

IFRIC/NZ IFRIC 13 Customer loyalty programmes

Effective for periods beginning on or after 1 July 2008

This interpretation addresses how companies that grant their customers loyalty award credits (sometimes referred to as ‘points’) when buying goods or services, should account for their obligation to provide free or discounted goods or services, if and when the customer redeems the points. The interpretation is effective for annual periods beginning on or after 1 July 2008, with early application permitted. The group intends to adopt this interpretation for the year ending 30 June 2009 and is evaluating the impact of adoption.

annualreport.telecom.co.nz /2008 111

Governance at Telecom

GOVERNANCE

Governance at Telecom

The board and management are committed to ensuring that Telecom maintains international best practice governance structures and adheres to the highest ethical standards. The board regularly reviews and assesses Telecom’s governance structures and processes to ensure that they are consistent with international best practice, both in form and substance.

1 Telecom’s approach to corporate governance

1.1 Framework

Telecom has a dual listing of its shares on the New Zealand Stock Market (NZSX) and on the Australian Securities Exchange (ASX). Telecom is required to comply with the full listing rules of the NZSX and ASX. ADSs each representing five ordinary shares and evidenced by ADRs, are listed on the NYSE. The Bank of New York Mellon is Telecom’s Depositary.

As a result of Telecom’s stock exchange listings in New Zealand, Australia and New York it is subject to the governance requirements in each of these jurisdictions. This includes the United States Sarbanes-Oxley Act of 2002 and consequential United States Securities and Exchange Commission (SEC) rules; the New York Stock Exchange (NYSE) Corporate Governance Rules; NZSX listing rules and Corporate Governance Best Practice Code; the New Zealand Securities Commission’s report ‘Corporate Governance in New Zealand Principles and Guidelines’ (Securities Commission Principles and Guidelines); the ASX listing rules and ASX Corporate Governance Council Best Practice Recommendations.

Where there are conflicts between the requirements or best practice recommendations across New Zealand, Australia and the United States, the board has resolved to adopt practices and policies consistent with the requirements across these jurisdictions. The board will continue to monitor developments in the governance area and review and update its governance practices to ensure Telecom continues to maintain the most appropriate standards of governance for Telecom.

1.2 Compliance with NZSX best practice code and ASX corporate governance council recommendations

Best practice recommendations

The NZSX listing rules require Telecom to include in its annual report a statement disclosing the extent to which it has followed the NZSX Corporate Governance Best Practice Code for the reporting period. Telecom considers its governance practices comply with the Code in its entirety for the year to 30 June 2008.

In addition, the ASX listing rules require Telecom to include in its annual report a statement disclosing the extent to which Telecom’s governance practices comply with the ASX Corporate Governance Council Best Practice Recommendations set out in the first edition of the Principles of Corporate Governance during the reporting period, identifying the recommendations that have not been followed and providing reasons for that variance. Telecom considers that its governance practices comply with all of the 28 recommendations for the year to 30 June 2008, with the exception of ASX Corporate Governance Council Best Practice Recommendation 9.4, which recommends that companies seek shareholder approval of equity-based incentive schemes for executives. Telecom’s schemes were introduced prior to the ASX Corporate Governance Council Best Practice Recommendations becoming effective and did not require shareholder approval at that time. Details of these schemes are disclosed in this annual report and have been extensively disclosed in past annual reports.

Telecom supports the early adoption of the second edition of the ASX Corporate Governance Principles and Recommendations amended in August 2007 by the ASX Corporate Governance Council and considers that it also complies with each of the revised recommendations. The revised ASX Corporate Governance Principles and Recommendations no longer require proposed equity-based plans to be submitted to shareholders for approval.

1.3 Compliance with NYSE listing rules

As a ‘foreign private issuer’ registered with the SEC with securities listed on the NYSE, Telecom has a ‘home country’ exemption from most of the NYSE corporate governance requirements. However, Telecom is still required to comply with certain corporate governance requirements contained in US securities laws, including the Sarbanes-Oxley Act of 2002 and applicable NYSE listing standards. As required under the NYSE listing standards, Telecom provides a description of the material differences between its corporate governance practices and the NYSE corporate governance requirements for foreign private issuers on its website. For this description got to: www.telecom.co.nz/abouttelecom/governanceattelecom

112 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Further Information

More detail about Telecom’s governance practices and copies of its principal governance documents are available on its website, as well as comprehensive checklists cross-referencing the recommendations of NZSX, the ASX Corporate Governance Council Recommendations, the Securities Commission Principles and Guidelines and NYSE Corporate Governance Rules to the relevant Telecom governance documents. Go to: www.telecom.co.nz/abouttelecom/governanceattelecom

2 The board of directors

2.1 Role of the board and responsibility

The board of directors is elected by shareholders to govern Telecom in the interests of shareholders and to protect and enhance the value of the assets of Telecom. The board is the overall and final body responsible for all decision-making within the company. In carrying out its role, the board has the responsibility to work to enhance the value of Telecom in the interests of Telecom and its shareholders. The board charter describes the board’s role and responsibilities and regulates internal board procedure. The board has also delegated a number of its responsibilities to board committees. The role of each committee is described below.

To enhance efficiency, the board has delegated to the Chief Executive Officer (CEO) and subsidiary company boards the day-to-day leadership and management of the company. The CEO has, in some cases, formally delegated certain authorities to his direct reports and has established a formal delegated authority framework for those direct reports to sub-delegate certain authorities within set limits.

2.2 Board membership, size and composition

As at 30 June 2008 the board comprised seven directors: being a non-executive chairman, an executive director (the CEO) and five non-executive directors. The board has a broad range of telecommunications, financial, legal, and international business skills and other relevant experience and expertise required to meet its objectives. For biography details of individual directors go to: ‘Board of directors’ on page 8.

The Nominations and Corporate Governance Committee is responsible for making recommendations to the board regarding its size and composition. It also reviews the criteria for the selection of directors to ensure the board comprises the right mix of skills and experience to meet the needs of Telecom.

2.3 Selection and role of chairman

The chairman is elected by the board from the non-executive directors. The board supports the separation of the role of chairman and CEO. The chairman’s role is to manage and provide leadership to the board and to facilitate the board’s interface with the CEO. The current chairman, Wayne Boyd, is a non-executive director and as required by the board charter is independent on the basis outlined below. For his biography details go to: ‘Board of directors’ on page 8. He is a member of each board committee.

The board does not have a deputy chairman.

2.4 Director independence

The board is committed to having a majority of directors who are judged by the board to be independent of judgement and character and free of material relationships with Telecom and/ or other entities and people who might influence, or could be perceived by others to influence, such judgement.

In setting the criteria for determining independence, the board considered the corporate governance principles under the NZSX listing rules, NYSE listing rules, and the guidance provided in the ASX Corporate Governance Council’s Best Practice Recommendations. Independence standards consistent with the requirements of these jurisdictions have been adopted by Telecom and are contained in Telecom’s board charter. Telecom’s board charter requires a majority of directors to be independent. While the board has not set materiality thresholds for determining independence it considers all relationships on a case by case basis, and as a general policy considers a threshold of 5% to be relevant in determining materiality. When determining independence, relationships are considered from the perspective of both Telecom and the customer or supplier. At its August 2008 board meeting the board resolved, based on information provided by directors regarding their interests, that each non-executive director on the board at that time was independent.

The board will review any determination it makes on a director’s independence on becoming aware of any information that indicates the director may have a relevant material relationship. For this purpose, directors are required to ensure that they immediately advise of any new or changed relationships so the board can consider and determine the materiality of the relationship.

For biographies of directors in office at 30 June 2008 go to: ‘Board of directors’ on page 8. For further information about the directors’ interests go to: ‘Related party transactions’ (note 29 to the financial statements on page 102) and the ‘Disclosure of director interests’ on page 133.

2.5 Conflicts of interest

The board is conscious of its obligations to ensure that directors avoid conflicts of interest (both real and apparent) between their duty to Telecom and their own interests. The board charter outlines the board’s policy on conflicts of interest. Where conflicts of interest do exist at law then the director must disclose their interest, excuse themselves from any board discussions and is not permitted to receive any board papers in respect of those interests, and in accordance with the relevant stock exchange listing rules, may not exercise his or her right to vote in respect of such matters.

annualreport.telecom.co.nz/2008 113

2.6 Nominations and appointment of new directors

The procedures for the appointment and removal of directors are ultimately governed by the company’s constitution. The board may appoint directors to fill casual vacancies that occur or to add additional persons to the board up to the maximum number (currently 12) prescribed by the constitution. Recommendations for nominations of new directors are made by the Nominations and Corporate Governance Committee and considered by the board as a whole. External consultants are used to access a wide base of potential candidates and to review the suitability of candidates for appointment. When recommending candidates to act as director, the Nominations and Corporate Governance Committee takes into account such factors as it deems appropriate, including the background, experience, professional skills, personal qualities, whether their skills and experience will augment the existing board, and the availability to commit themselves to the role.

If the board appoints a new director during the year, that person will stand for election by shareholders at the next annual meeting. Shareholders are provided with relevant information on the candidates for election.

2.7 Letters of appointment

All directors have signed formal letters of appointment setting out the arrangements of their appointment including their duties, terms and conditions and term of appointment, expectations of the role and remuneration. The terms of appointment may be amended with the agreement of the board.

2.8 Director induction and education

The board introduces new directors to management and the business through specifically tailored induction programmes, depending on their needs. The programme includes one-on-one meetings with management and visits to key company sites. All directors are regularly updated on relevant industry and company issues. This may include visits to Telecom operations and briefings from key executives and industry experts. From time to time the board may also undertake educational trips to receive briefings from companies in relevant industries. There is an ongoing programme of presentations to the board by all business units. The board expects all directors to undertake continuous education so that they may appropriately and effectively perform their duties.

2.9 Board performance review

In June/July 2008 a performance review of the board was conducted to assess the performance of individual directors. The board also reviewed its own performance as a whole against the board charter and each committee against its charter.

In addition, a comprehensive board evaluation survey has been undertaken to seek director and executive feedback on a range of matters relating to board performance, including its role and composition, procedures, practices and administration. The collective results of the evaluation were reported by the chairman to the board.

The chairman of the board meets regularly with directors to discuss various issues, including individual performance. The board also undertakes regular discussion on governance and performance issues.

2.10 Chief Executive Officer performance review

The Human Resources and Compensation Committee regularly reviews the performance of the CEO. The formal annual review process is usually conducted in August in respect of the immediately preceding financial year. This evaluation is undertaken using criteria set by the committee that include the performance of the business, the accomplishment of strategic and operational objectives, and other non-quantitative objectives agreed at the beginning of each year. The committee is responsible for the evaluation of the CEO against his key performance objectives, and periodically reviews these to ensure they are an appropriate measure of the CEO’s performance. For further details of the employment arrangements relating to the CEO go to: ‘Chief Executive Officer Remuneration’ on page 123.

The CEO reports to the Human Resources and Compensation Committee at least annually on management succession planning and management development.

2.11 Executive performance review

The CEO is responsible for regularly reviewing the performance of his direct reports against their key performance objectives. The formal annual review process is conducted in August each year in respect of the immediately preceding financial year, with the last review conducted in August 2008. This evaluation is undertaken using criteria set annually by the CEO that includes the performance of the business, the accomplishment of strategic and operational objectives and other non-quantitative objectives agreed at the beginning of each financial year. The Human Resources and Compensation Committee reviews and approves the CEO’s remuneration recommendations of his direct reports, including the payment level of their annual short-term incentive and any other variation of the terms and conditions of employment. For further details relating to executive remuneration go to: ‘Telecom employee remuneration’ on page 125.

2.12 Retirement and re-election of directors

The directors have no fixed term of office but are subject to the retirement provisions contained in the constitution, company policies and relevant stock exchange listing rules. The constitution provides for the retirement of directors at age 70. In addition, under the NZSX listing Rules, one third (or the number nearest to one third) of directors is required to retire from office at the annual meeting each year, but shall be eligible for re-election at that meeting. The managing director (the CEO in Telecom’s case) is exempted from the requirement to stand for re-election, however, the managing director is counted in determining the number of directors that must retire. Under the ASX listing Rules, a director must not hold office without re-election past the third annual meeting following the director’s appointment or three years, whichever is the longer.

114 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

The retiring directors at any annual meeting will be those who have been longest in office since they were last elected.

Telecom’s notice of meeting details those director(s) standing for re-election at Telecom’s annual meeting.

2.13 Board access to information and advice

Telecom’s Group General Counsel and Group Company Secretary are responsible for supporting the effectiveness of the board by ensuring that policies and procedures are followed and for coordinating the completion and dispatch of the board agenda and papers.

All directors have access to senior management, including the Group General Counsel and Group Company Secretary, to discuss issues or obtain information on specific areas or items to be considered at the board meeting or other areas they consider appropriate. The board, the board committees and each director have the right, subject to the approval of the chairman, to seek independent professional advice at Telecom’s expense to assist them in carrying out their responsibilities. Further, the board and board committees have the authority to secure the attendance of outsiders with relevant experience and expertise at board meetings.

2.14 Directors share holding

As a matter of board policy, non-executive directors are encouraged to hold Telecom shares. For disclosure of each director’s shareholding go to: ‘Director share ownership’ on page 133. Directors are required to comply with Telecom’s Insider Trading Policy and Rules when undertaking any trading in Telecom shares. For further information about Telecom’s Insider Trading Policy go to: ‘Insider trading policy and trading in Telecom shares’ on page 120.

2.15 Indemnities and insurance

As permitted by the constitution, deeds of indemnity have been given to directors for potential liabilities and costs they may incur for acts or omissions in their capacity as directors. In addition, deeds of indemnity have been given to certain senior staff for potential liabilities and costs they may incur for acts or omissions in their capacity as employees of Telecom, directors of Telecom subsidiaries or directors of non-Telecom companies in which Telecom holds interests.

During the year the directors and officers liability insurance was renewed to cover risks normally covered by such policies arising out of acts or omissions of directors and employees in their capacity as such. Insurance is not provided for dishonest, fraudulent, malicious or willful acts or omissions. The lead insurer has requested that Telecom not disclose the name of the insurer, the limit of liability purchased or the premium paid.

2.16 Meetings of the board and conduct of meetings

The board has eight scheduled meetings each year. In addition, it meets whenever necessary between the scheduled meetings, such as to discuss key strategic issues or urgent business.

The chairman and the CEO establish meeting agendas to ensure adequate coverage of key issues during the year. The directors generally receive materials for board meetings seven days in advance of the meeting, except in the case of special meetings for which the time period may be shorter due to the urgency of the matter to be considered.

Executives and other senior people regularly attend board meetings and are also available to be contacted by directors between meetings. The board and its committees meet regularly in executive session, without the CEO or other management present. Such sessions, in particular, deal with management performance and remuneration issues, board performance evaluation issues, and discussions with the Group Internal Audit Manager and external auditors to promote a robust independent audit process.

2.17 Attendance at board and committee meetings for the year 1 July 2007 – 30 June 2008

The board held eight formal meetings and four special meetings during the year ended 30 June 2008. The table below shows director attendance at these board meetings and committee member attendance at committee meetings.

3 Board committees

3.1 Board committees and membership

Three board committees assist in the execution of the board’s responsibilities – the Human Resources and Compensation Committee; the Nominations and Corporate Governance Committee; and the Audit and Risk Management Committee. The committees have a number of scheduled meetings each year to coincide with the timing of the various responsibilities of that committee. Other committees may be established to consider matters of special importance or to exercise the delegated authority of the board.

Board and committee meeting attendance

BOARD MEETINGS

SPECIAL BOARD MEETINGS

AUDIT AND RISK MANAGEMENT COMMITTEE

HUMAN RESOURCES AND COMPENSATION COMMITTEE

NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE

Total number of meetings held 8 4 4 6 2

W Boyd 8 4 4 6 2

M Horn 8 3 4 2

R McGeoch1 8 3 1 6 2

P Reddy 8 4 6 2

P Reynolds2 6 3 4 1

R Spithill3 8 4 3 2

M Tyler 8 4 4 1

1 Rod McGeoch became a member of the Audit and Risk Management Committee on 3 April 2008.

2 Paul Reynolds became a director on 4 October 2007.

3 Ron Spithill resigned from the Audit and Risk Management Committee on 3 April 2008.

annualreport.telecom.co.nz/2008 115

3.2 Committee charters

Each board committee has a charter summarising the role, rights, responsibilities and membership requirements for that committee. The board annually reviews the charters of the board committees and their performance against those charters.

3.3 Committee composition

The board is responsible for appointing committee members according to the skills, experience and other qualities they bring to the committee. All committees are required to comprise a minimum of three members. The composition of the Human Resources and Compensation Committee and the Nominations and Corporate Governance Committee each satisfies the requirement of the respective committee charter that a majority of directors be independent. In accordance with its charter, all members of the Audit and Risk Management Committee are independent.

3.4 Committee roles and operations

As soon as possible after each committee meeting the board is given a verbal report by the Chairman of the committee on the outcomes of the meeting.

The structure, membership and responsibilities of the board’s committees are summarised below. The committee’s role and responsibilities are also outlined in the relevant committee charter. In addition, specially constituted board sub-committees met during the year to discuss specific issues.

Committee roles responsibilities and membership

COMMITTEE HUMAN RESOURCES AND CORPORATE COMPENSATION COMMITTEE AUDIT AND RISK MANAGEMENT COMMITTEE NOMINATIONS AND GOVERNANCE COMMITTEE

Role To assist the board in overseeing the management of the human resources activities of Telecom.

To assist the board in its oversight of both the integrity of the financial reporting and risk management framework

To ensure the independence of the external auditors.

To identify and recommend to the board, nominations for members of the board

To review and develop Telecom’s corporate governance principles and make recommendations to the board.

Responsibilities

Review the current remuneration and human resources strategy, structure and policy of Telecom

Review and make recommendations to the board on non-executive director remuneration, having regard to any relevant factors (incl shareholder- approved fee pool)

Review and evaluate the CEO’s performance against key objectives and make recommendations to the board on the CEO’s remuneration

Review and approve remuneration and terms of employment of the CEO’s direct reports (excluding chief financial officer (CFO) and group general counsel (GGC))

Review and recommend to the board, the appointment or termination of the CFO and GGC

Review and make recommendations to the board with respect to incentive remuneration plans and equity-based plans.

Oversee all matters concerning the integrity of the financial statements and financial reporting systems and processes

Ensure compliance with financial reporting and related regulatory requirements

Consider the adequacy of internal controls after consultation with management and the external and internal auditors

Review the six-monthly fraud report and make any necessary disclosures to the external auditor

Ensure that an appropriate risk management framework exists and review principal risks

Appoint the external auditors (subject to annual shareholder approval)

Review the external auditors’ qualifications, performance and independence

Approve the appointment of the internal auditor and review the activities and performance of the internal audit function.

Recommend candidates for appointment to the board based on the criteria set out in the board charter

Oversee the performance evaluation of the board and review board succession planning

Active involvement in succession planning for the CEO

Review, on an ongoing basis, the governance structures and processes of the board and make recommendations to the board

Recommend to the board the removal of any director, subject to the provisions of the constitution

Make recommendations to the board as to its size.

Members as at 30 June 2008

Patsy Reddy (Chair)

Wayne Boyd

Rod McGeoch

Paul Reynolds

Murray Horn (Chair)

Wayne Boyd

Rod McGeoch

Michael Tyler

Rod McGeoch(Chair from 2 August 2007)

Wayne Boyd (Chair until 1 August 2007)

Murray Horn

Patsy Reddy

Paul Reynolds

Ron Spithill

Michael Tyler

116 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

4 Audit governance and independence

4.1 Audit and risk management committee

The Audit and Risk Management Committee includes members who have appropriate financial experience and an understanding of the industry in which Telecom operates. All committee members are independent (in accordance with the independence criteria contained in the board charter and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, which is restated in the Audit and Risk Management Committee charter) and are financially literate. Committee members (and their family members and entities to which they are related) must not receive (directly or indirectly) any compensation or consultancy, advisory or other fees from Telecom (other than those relating to their services as committee and board members or retirement payments made under the constitution) and must not be an affiliated person of Telecom.

The committee charter requires that at least one member of the committee must be an ‘audit committee financial expert’ as defined in the Securities and Exchange Commission’s Form 20-F. The board considers that Murray Horn is an ‘audit committee financial expert’ for the above purposes. Dr Horn became chairman of the Audit and Risk Management Committee on

2 August 2007 and is an independent director.

For the industry knowledge and financial experience of other members of the Audit and Risk Management Committee go to: ‘Board of directors’ on page 8.

The Securities and Exchange Commission has determined that an audit committee member who is designated as an ‘audit committee financial expert’ is not deemed to be an expert for any other purpose, including for the purposes of section 11 of the United States Securities Exchange Act.

4.2 External audit independence

The Audit and Risk Management Committee is responsible for making recommendations to the board concerning the appointment of Telecom’s external auditors and their terms of engagement. In August 2007 the board approved the re-appointment of KPMG as Telecom’s auditors for the year ended 30 June 2008. Shareholders approved the board setting the remuneration of the auditors at the annual meeting in October 2007.

The Chairperson of the Audit and Risk Management Committee may invite such persons to attend the committee meetings as deemed necessary. The committee regularly meets with the external auditors without management being present and meets management without the external auditors being present. Committee members may contact the external auditors directly at any time.

Go to: ‘Auditors’ Reports’ pages 63 to 64 for the external auditors’ reports for the past financial year.

Telecom is committed to auditor independence. The Audit and Risk Management Committee reviews the independence and objectivity of the external auditors. For this reason the work of the external auditors is limited to audit and related assurance work only.

Under Telecom’s External Audit Independence Policy the Audit and Risk Management Committee must pre-approve all audit and related assurance services provided by the auditors. The committee has delegated pre-approval authority to the committee chairman. All services approved by the committee chairman are reported to the Audit and Risk Management Committee on a quarterly basis. All audit and audit related assurance services for 2007 and 2008 were pre-approved in accordance with Telecom’s policy.

The External Audit Independence Policy requires rotation of audit partners every five years and places restrictions on an audit partner or audit manager being employed by Telecom in another role and on the external auditors employing Telecom’s CEO, CFO, Group Controller or any other member of Telecom management who has acted in a financial oversight role.

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

Aside from core audit services Telecom’s auditors may provide the following services, with prior approval from the Audit and Risk Management Committee:

other assurance services (for example, TSO certification, trust deed reporting);

accounting policy advice (including opinions on compliance with New Zealand GAAP);

listing advice; and

accounting/technical training.

However, it is not considered appropriate for Telecom’s auditors to provide:

book-keeping/other services related to accounting records or financial statements;

the design of financial information systems;

appraisal/valuation services/opinions as to fairness;

internal audit services;

structured finance advice;

due diligence services;

annualreport.telecom.co.nz/2008 117

legal services (these are services that could only be provided by a person who is qualified in law);

tax planning, strategy and compliance services;

management functions;

broker/dealer/investment advisor/investment banking services;

services of an expert as an advocate;

actuarial services;

provision of temporary staff for appropriate assignments;

assistance in the recruitment of senior management; and

tax services to employees of Telecom who act in a financial reporting oversight role1.

The External Audit Independence Policy can be viewed on Telecom’s website, go to:

www.telecom.co.nz/abouttelecom/governance

4.3 Certification and discussion with external auditors on independence

It is a requirement of the Audit and Risk Management Committee charter that the committee annually assesses and confirms to the board, the independence of the external auditors after consideration of the External Audit Independence Policy criteria including assessing whether the independence of the external audit process has been maintained in light of the performance of any other assurance services. The Audit and Risk Management Committee undertook this assessment at its meeting in August 2008 and confirmed to the board that it had complied in all respects with the External Audit Independence Policy and that the committee was satisfied as to KPMG’s independence. As part of this assessment, KPMG confirmed in writing that it has complied with all aspects of the External Audit Independence Policy and provided relevant details in support.

4.4 Attendance at annual meeting

Representatives of Telecom’s external auditors, KPMG, will be available at Telecom’s annual meeting to answer shareholder questions about the conduct of the audit and content of the external auditors’ reports.

5 Controlling and managing risks

5.1 Approach to risk management

Through its risk management framework, Telecom identifies, assesses and manages risks that affect its business including specific pan-Telecom risks arising from the business direction and strategic environment. Telecom’s risk management framework is implemented through business processes, such as business planning, investment analysis, project management and operations management. Specifically, Telecom’s Managing Risk Policy requires Telecom’s business and support groups to:

identify and record risks that relate to the achievement of their business objectives assess those risks and determine if they are acceptable under existing controls or whether additional treatment is required respond appropriately to the risks, based on that assessment monitor and report on the current status of risks and the effectiveness of their controls.

This systematic approach to managing risk is being implemented throughout the Telecom group.

For further information on the specific risks facing Telecom’s business, go to: ‘Group risk factors’ on page 60.

5.2 Risk management roles and responsibilities

Risk management takes place in the context of normal business processes, such as business planning, investment analysis, project management and operations management. In addition, risk is managed through the delegation of authority framework and other Telecom policies that provide a framework for managing specific pan-Telecom risks arising from the company business direction and strategic environment. To manage financial risks around treasury transactions, the board has approved principles and policies that specify who may authorise transactions and segregate the duties of those carrying them out.

The Audit and Risk Management Committee has the responsibility to ensure that management has established a risk management framework that includes policies and procedures to effectively identify, treat and monitor principal business risks. The committee also regularly reviews Telecom’s risk profile.

Telecom’s Audit and Risk Management Committee receives reports on the effectiveness of the implementation of policies and processes designed to manage risk. Internal audit reports to the Audit and Risk Management Committee on the adequacy and effectiveness of Telecom’s internal controls. The committee regularly reports this information to the board.

5.3 Chief Executive Officer/Chief Financial Officer assurance

Although Telecom is not required to comply with the Australian Corporations Act, Telecom requires that its CEO and CFO make an annual declaration in the form set out in s295A of the Australian Corporations Act. The board receives a written assurance from the CEO and the CFO that to the best of their knowledge and belief, the declaration provided by them in the form set out in s295A of the Australian Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.

5.4 Internal Audit

Telecom has an internal audit group based in New Zealand and Australia. The internal audit charter defines the group’s objectives, scope, independence, responsibilities and authority. The group’s primary objective is to assist the board and CEO in exercising good governance by providing independent assurance on Telecom’s control and risk management processes. The Audit

1 For the purposes of this exclusion the following persons are deemed to perform a financial reporting oversight role: CEO, CFO, Group Controller, the heads of finance for the New Zealand and Australian businesses, and the Financial Controller.

118 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

and Risk Management Committee approves the appointment and replacement of the Group Risk and Audit Manager. The Group Risk and Audit Manager reports to the board through the committee. The internal audit group is independent from the activities and operations it audits, including risk management systems and has unrestricted access to Telecom’s records and staff. The group regularly performs audits across Telecom business units in New Zealand, Australia and elsewhere. The internal audit team works to an internal audit plan approved by the Audit and Risk Management Committee. The Audit and Risk Management Committee ensures that the group is appropriately staffed and that its scope of work is adequate in light of the key risks facing Telecom.

The internal audit and corporate risk services teams have merged to provide a more consistent view of risks, their management and control and provide a more explicit link between key risks identified in the business and the internal auditing of processes and controls. The effectiveness of risk management within Telecom will continue to be audited, augmented by regular independent external reviews.

6 Promoting ethical and responsible behaviour

6.1 Internal policies and procedures

All Telecom staff are responsible for ensuring that Telecom carries out its business activities in a way that gives due consideration to all applicable legal requirements, minimises the cost of legal risk and maximises business opportunities. Managers are responsible for making sure their staff understand what compliance means in their particular areas, by ensuring appropriate training and compliance information is available.

Telecom has a number of internal policies and procedures, including:

Code of Ethics

Managing Risk Policies, including security and protection, crisis management, fraud and business continuity

Insider Trading Policy and procedures

Market Disclosure and Communication Policy

Health and Safety Policy and related protocols

Human Resources Policies, including employment, remuneration and benefits, equal opportunity, anti-harassment and discrimination Legal Compliance Policy

Information Management Policy

Technology Policy

Undertakings Compliance Framework

Breach Reporting Framework

Monitoring and Measuring Framework

Operational Separation Codes of Conduct.

Further detail on selected policies and procedures is set out below.

6.2 Code of ethics

The company expects all its employees and directors to maintain the highest ethical standards. Telecom’s Code of Ethics establishes the framework by which Telecom employees (including the CEO and CFO) are expected to conduct their professional lives by facilitating behaviour and decision-making that meets Telecom’s business goals and is also consistent with Telecom’s values, policies and legal obligations.

The Code of Ethics addresses:

Conflicts of interest

Receipt of gifts

Corporate opportunities

Confidentiality

Expected behaviours (including fair dealing)

The proper use of Telecom’s assets and information, compliance with laws and Telecom policies

Delegated authority

Reporting issues regarding breaches of the Code of Ethics, legal obligations or other Telecom policies.

Telecom also has a Directors’ Code of Ethics which addresses similar topics and establishes the behaviour expected of directors.

Any amendment or waiver to the Code of Ethics and Directors’ Code of Ethics will be posted on Telecom’s website.

Copies of Telecom’s Code of Ethics, Directors’ Code of Ethics and board charter are available on Telecom’s website, go to: www.telecom.co.nz/abouttelecom/governance and also available free of charge on request to the Group Company Secretary by emailing telecomboard@telecom.co.nz.

6.3 Operational separation Codes of Conduct and Undertakings frameworks

The Undertakings affect Telecom’s ability to share certain information between business units and the degree to which Telecom is able to influence the policy and plans of Chorus and Telecom Wholesale. The Telecom Codes of Conduct explain the legally binding rules in the Undertakings in plain English for Telecom employees. Telecom has produced different versions of the Codes of Conduct, including versions for the board, CEO and the various Telecom business units, to reflect the effect of the Undertakings on the various areas of the business.

In addition to the Codes of Conduct, Telecom has established the Undertakings Compliance Framework, Breach Reporting Framework and Monitoring and Measuring Framework to support the business units in monitoring and measuring their ongoing compliance with the various deliverables required by the Undertakings.

Telecom employees have also attended operational separation workshops and have completed online training on the Codes of Conduct.

6.4 Escalation procedures and whistle-blowing

Any Telecom employee (including a contractor) who becomes aware of a legal, policy, Code of Conduct or Code of Ethics compliance breach or issue has a responsibility to report

annualreport.telecom.co.nz/2008 119

it using Telecom’s Compliance Escalation Procedures and Whistle-blowing-Framework. Employees can report compliance concerns anonymously by phone. Telecom’s intranet-based ‘honesty box’ allows Telecom employees to report potential breaches of the Undertakings or other Telecom policies in an automated manner. In addition, Telecom has a procedure whereby accounting, auditing or internal control breaches or concerns may be reported confidentially to the Audit and Risk Management Committee.

6.5 Insider trading policy and trading in Telecom shares

Directors and employees are subject to restrictions under the law relating to dealing in Telecom securities and other related Telecom derivatives if they are in possession of inside information. Inside information is information that is not generally available and, if it were generally available, a reasonable person would expect it to have a material effect on the price or value of Telecom securities.

To ensure compliance with these legal requirements the Insider Trading Policy specifies that no director or Telecom employee may buy or sell Telecom shares while in possession of inside information. The policy also states that directors and Telecom employees in possession of inside information cannot directly or indirectly advise or encourage any person to deal in Telecom shares. The policy sets out additional rules for directors, executives, direct reports to the executive and members of the IOG. The completion of any dealing in Telecom shares by directors, executives, direct reports to the executive and members of the IOG must also be notified to the Group Company Secretary.

Compliance with the Insider Trading Policy and Rules is monitored through education and notification by Telecom’s share registrar when any insider engages in trading activities. Any breach of the Insider Trading Policy would be regarded very seriously. In addition, as required by the Securities Markets Act 1988 and the Securities Markets (Disclosure of Relevant Interests by Directors and Officers) Regulations 2003, all trading by directors and officers is reported to NZSX. Trading by directors is also reported to ASX and NYSE.

6.6 Market disclosure policy and shareholder communications

Telecom’s Market Disclosure Policy governs its communications with shareholders and other stakeholders. Telecom is committed to providing comprehensive continuous disclosure to shareholders and other stakeholders and complying with the listing rules of the stock exchanges on which Telecom is listed.

Telecom requires certain senior people (the CEO, CFO, Group General Counsel, Group Company Secretary and the General Manager Investor Relations) and in some cases the chairman, to discuss whether information is material prior to its release.

Telecom has appointed a Disclosure Officer (currently the General Manager Investor Relations) who, together with the Group General Counsel, is responsible for ensuring that all material information is lodged as soon as practicable simultaneously with the NZSX, ASX and NYSE.

The Disclosure Officer ensures that such information is published on Telecom’s website where appropriate, with further dissemination through broadcast emails to news agencies and other market commentators. Disclosure practices are monitored by the disclosure officer.

Telecom has also appointed certain executives as authorised spokespeople who are required to ensure that all proposed public comments contain information already in the public domain or information which is not material. Management is responsible for ensuring compliance with the policy.

Telecom’s website contains media releases, quarterly financial information, current and past annual reports, dividend histories, notices of meeting, a list of shareholders’ frequently asked questions and other information about the company. Telecom shareholders can contact the board directly using the dedicated email address: telecomboard@telecom.co.nz.

Telecom webcasts its investor and analyst briefings over its website where appropriate.

Full participation of shareholders at the annual meeting is encouraged. Telecom will be webcasting its 2008 annual meeting live. Shareholders will have the opportunity to submit questions prior to the meeting and will be given the opportunity to ask questions of the chairman, directors and auditors. The webcast will be archived to the Telecom website after the meeting along with a copy of the minutes of the meeting.

7 Other matters

7.1 Independent Oversight Group

The Independent Oversight Group (IOG) has been established as part of the Undertakings given by Telecom in favour of the Crown.

The IOG monitors, investigates and reports to the Telecom board and the Commerce Commission on Telecom’s compliance with its Undertakings.

The IOG currently comprises five members, three of whom are independent of Telecom and two of whom are appointed to represent Telecom, as follows:

The Hon Barry Paterson (Chair) – Independent member

Dave Frow – Independent member

Jerry Rickman – Independent member

Ron Spithill – Non-independent member and non-executive director of Telecom

Anthony Briscoe – Non-independent member and General Manager of Telecom’s International business unit.

The members of the IOG were appointed by Telecom in consultation with the Commerce Commission.

As required by the Undertakings, Telecom has established Terms of Reference for the IOG setting out the core functions, powers, and the key requirements and responsibilities of the IOG. The IOG also has a charter that contains more detailed provisions governing the appointment of IOG members, meeting procedures and other customary governance matters. Further information about the IOG can be found on the IOG website www.iog.org.nz.

120 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

7.2 Kiwi Share

The Kiwi Share is held by the Crown and through it the Crown ensures that Telecom provides certain specified telephone services on specified terms. Telecom has updated its Kiwi Share Obligations by entering into the Telecommunications Service Obligations Deed in December 2001. The Telecommunications Service Obligation is currently subject to review by the Government.

Under the constitution, the board and the Kiwi Shareholder’s consent is required before a person acquires a relevant interest (which includes a beneficial interest) in 10% or more of Telecom’s shares. During the year ended 30 June 2008, two shareholders have sought and been granted approval to acquire a relevant interest in 10% or more (but not exceeding 15%) of Telecom shares. For further information go to: ‘Current substantial security holders’ on page 139.

The constitution also provides that a person who is not a New Zealand national may not acquire a relevant interest in 49.9% or more of Telecom’s shares without the Kiwi Shareholder’s consent. If the Kiwi Shareholder has not consented, a shareholder will be given three months’ notice to dispose of the excess shareholding, after which the board may sell the shares on the shareholder’s behalf. Telecom does not consider the Kiwi Share to be a significant shareholder ownership limitation.

The Kiwi Shareholder must consent to the amendment or removal of certain provisions in the constitution which relate to the Kiwi Shareholder’s rights, but otherwise may not vote.

7.3 Political donations

No donations were made to political parties in New Zealand during the year.

annualreport.telecom.co.nz/2008 121

Remuneration at Telecom

Remuneration at Telecom

1 Non-executive director remuneration

1.1 Directors’ fees

The total remuneration available to non-executive directors is fixed by shareholders at the annual meeting. The current annual fee pool limit is NZ$1,500,000 and was approved by shareholders at the annual meeting in October 2003.

The Human Resources and Compensation Committee annually reviews director remuneration taking into account the responsibilities, skills, performance and experience of the directors and then makes appropriate recommendations to the board. The committee takes advice from independent consultants to ensure that remuneration is in line with other comparable companies in New Zealand and Australia.

During the year ended 30 June 2008, the fees paid to non-executive directors were as follows:

For the Chairman NZ$435,000

For each non-executive director NZ$145,000

An additional amount of NZ$10,000 to each overseas (non-New Zealand or non-Australia) based non-executive director

For the Chairman of each of the Audit and Risk Management Committee, Human Resources and Compensation Committee and Nominations and Corporate Governance Committee (if a different person than the Chairman of the board) a further fee of NZ$30,000

Membership of a board committee, an additional amount of NZ$15,000 (excluding the Chairman and those persons who chair a committee)1

For the Telecom board representative appointed to the Independent Oversight Group, an amount of NZ$30,000.

The fees paid to non-executive directors remain the same for the year beginning 1 July 2008.

During the year to 30 June 2008, the total remuneration paid to directors and the value of other benefits received by the directors of Telecom was as follows:

RETIREMENT ALLOWANCES

ACCRUED AS AT

TOTAL REMUNERATION1 30 JUNE 20082

NAME NZ$ NZ$

Wayne Boyd 435,000 -

Paul Reynolds3 - -

Rod McGeoch4 175,000 246,800

Murray Horn4 175,000 -

Patsy Reddy4 175,000 465,000

Ron Spithill5 167,500 -

Michael Tyler 170,000 350,133

Total6 1,297,500 1,061,933

1. The figures shown are gross amounts and exclude GST where applicable. The company meets costs incurred by directors which are incidental to the performance of their duties. This includes providing directors with telephone concessions (which can include free telephone line rental, mobile phone, national and international phone calls and online services) and paying the cost of directors’ travel. As these costs are incurred by the company to enable directors to perform their duties, no value is attributable to them as benefits to directors.

2. For further information on retirement allowances go to: ‘Retirement Allowances’ below.

3. Dr Reynolds became CEO effective 27 September 2007, and a director effective 4 October 2007, and did not receive directors’ fees. Full details of Dr Reynolds’ remuneration are set out on page 123.

4. The Chairs of the Audit and Risk Management Committee, Nominations and Corporate Governance Committee and Human Resources and Compensation Committee each receive NZ$30,000 per annum as remuneration for these roles.

5. Mr Spithill was paid NZ$7,500, which is a pro-rated amount for three months’ service for the year ended 30 June 2008 as the Telecom board representative on the Independent Oversight Group.

6. The total excludes the remuneration of the Chief Executive Officer, Dr Reynolds.

No director (excluding the CEO) receives compensation in the form of stock options or restricted shares or participates in a bonus or profit-sharing plan.

1.2 Retirement allowances

The retirement allowances of all non-executive directors in office at 1 May 2004 were grandfathered and as at 30 June 2007 have been frozen. On the eventual retirement (or death during office) of any such non-executive director, an allowance will be paid to that director. An accrual has been maintained for the current amount of retirement allowances owing to directors appointed prior to 1 May 2004 and was frozen at 30 June 2007. Details are shown above. No retirement allowances were paid to any directors during the year.

No director (excluding the CEO) has a service contract with any member of the Telecom group that provides for benefits or remuneration in the event that the service of any such director within the Telecom group is terminated. Details of benefits or remuneration to be paid to the CEO in the event that his or her service is terminated, are set out under ‘Chief Executive Officer remuneration’.

1 No more than one amount for membership of a board committee will be paid where a director is a member of more than one committee.

122 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

1.3 Superannuation

No superannuation was paid to any director for the financial year ended 30 June 2008.

2 Chief Executive Officer remuneration

2.1 Employment agreement

Dr Reynolds has an employment agreement as CEO that commenced on 27 September 2007. The agreement is not a fixed-term contract. The conditions of employment under the agreement reflect standard conditions that are appropriate to a senior executive operating within the Australasian business community.

Termination benefits under employment agreement

The employment agreement may be terminated by the board on three months’ notice. If the board gives notice of termination within the first three years of employment (Initial Period), Telecom will pay Dr Reynolds an amount equal to the greater of (a) 12 months’ base remuneration or (b) base remuneration for the period from the end of the notice period to the end of the Initial Period and, in either case, a payment equal to 12 months of the annual performance incentive. Where the board gives notice of termination after the Initial Period, the termination payment shall be an amount equal to 12 months’ base remuneration. In addition to the above entitlements, the board also retains sole discretion to determine any entitlements under the CEO’s performance incentive scheme and performance rights scheme, subject to the rules of these schemes.

The agreement may be terminated by the CEO on three months’ notice if there is a fundamental change that results in Dr Reynolds no longer being the CEO of a publicly listed company. If such a fundamental change occurs, the CEO is entitled to receive a payment as if the board had terminated his employment.

The CEO may also, at any time, terminate the agreement on six months’ notice, during which time he shall continue to receive all remuneration and other entitlements under the agreement for the duration of the notice period.

The board may elect to pay the CEO an amount based on his base remuneration in lieu of all or part of any termination notice period.

In the event that Dr Reynolds is prevented from carrying out his duties by personal accident, death or ill health, the board may in certain circumstances terminate the employment agreement immediately and make a payment equal to 12 months’ base remuneration to Dr Reynolds.

If the employment agreement is terminated by the board for serious misconduct or bankruptcy, Dr Reynolds shall be entitled only to the base remuneration and accrued statutory holiday pay to the date of termination. All other entitlements shall be forfeited.

There is no redundancy payment provision contained in the contract of the CEO.

2.2 Remuneration

The CEO’s remuneration package has been set to reflect the scope and complexity of the role; to closely align to the interests of shareholders; to enhance his long-term commitment to Telecom, and to be performance-based so that the package is directly linked to performance outcomes. The remuneration package includes a fixed cash component amount, an incentive award to be paid under the performance incentive scheme and an allocation of share rights under the performance rights scheme.

Performance incentive scheme

The performance incentive scheme is designed to reward the CEO for achieving pre-specified target levels of performance. The target value of the incentive award is set annually by the board and paid at target value if target performance is achieved in the relevant year. This amount can be adjusted up or down in line with assessed under- or over-performance, subject to the maximum target value stated below.

The measures used in determining the amount of the incentive award are set annually by the board. These are likely to include overall financial targets such as EBITDA and specific performance objectives, that may include financial criteria based on Telecom’s business and strategic plans, and other criteria relating to corporate governance, reputation, effective leadership and management.

The performance incentive scheme is delivered in two parts, 60% by a cash payment and 40% by the issue of fully paid ordinary Telecom shares subject to restrictive conditions. The annual target value of the incentive award is NZ$1,750,000 per annum. As Dr Reynolds became CEO effective 27 September 2007, this target was pro-rated for nine months for the year ending 30 June 2008. The maximum target of the incentive award is 175%. At the board’s discretion, 100% of the award may be delivered in cash.

The shares issued to (or purchased by) the CEO under the performance incentive scheme are not able to be sold or otherwise disposed of for a three-year period following issue. The shares have equivalent rights to shares held by all other Telecom shareholders. If the CEO’s employment is terminated for cause then any shares issued or purchased under the performance incentive scheme within the previous three years will be forfeited. If employment is terminated on notice or terminated by the CEO following a fundamental change in employment then the restrictions on disposal will cease to apply. If employment otherwise ceases the board retains the discretion to remove the restrictions on disposal.

Performance rights scheme

An initial grant of performance rights equivalent to NZ$1,750,000 under the performance rights scheme were issued to Dr Reynolds on 27 September 2007. The number of performance rights issued was calculated by dividing the long-term incentive amount by the volume weighted average market price of Telecom shares reported on the NZSX for the 20 business days immediately preceding the effective date of the issue.

Each performance right is granted for no cash consideration and provides the right to purchase one ordinary share in Telecom

annualreport.telecom.co.nz/2008 123

at a nil exercise price. For the initial grant only, one-third of the performance rights will be eligible for vesting after one year, another one-third will be eligible after two years and the final one-third of the shares will eligible for vesting after three years. Subsequent annual grants of performance rights are expected to be eligible for vesting after three years.

The ability to vest any of the performance rights and the number of performance rights that will vest following the end of the vesting period is dependent on achievement of the specific performance hurdles set for each grant by the board.

The initial grant of performance rights granted under the performance rights scheme may be exercised only if Telecom’s total shareholder return (TSR) meets the 50th percentile of the gross return from an index of global telecommunications companies. If Telecom’s TSR performance is equal to the 50th percentile of the comparator group then half the performance rights in the tranche become exercisable, increasing on a straight-line basis such that all performance rights in the tranche may be exercised if Telecom’s TSR is at or above the 75th percentile of the TSR of the comparator group.

Testing to determine whether the performance hurdles were achieved will occur at the end of the vesting period of the grant and again 12 months later. If the minimum performance hurdle is not met on the initial exercise date then a maximum of 50% of the performance rights can be exercised if the performance hurdle is met at the re-test. If the number of performance rights that would be exercisable on the re-test is greater than the number that were exercised on the initial exercise date then those additional performance rights will become exercisable.

The 2008/09 grant of performance rights under the performance rights scheme will only be able to be exercised if Telecom’s TSR meets or exceeds a specific performance hurdle. The performance hurdle will have a relative return component, which will compare Telecom’s TSR to 20 global integrated telecommunications companies. It will also have an absolute return component, which will compare Telecom’s TSR to targets set by the board based on independent external advice.

Both the relative and absolute TSR targets will have a minimum performance threshold (represented by the 50th percentile performance target) and a stretch performance target corresponding to the maximum vesting outcome (represented by the 75th percentile performance target). Vesting outcomes are structured as follows:

if only one of the targets is achieved at the 50th percentile level or higher then 25% of the performance rights are exercisable at the 50th percentile performance target level, increasing on a straight-line basis such that 50% of the performance rights would be exercisable at the 75th percentile performance target;

if the 50th percentile performance target is achieved on both the relative and absolute targets then half of the performance rights become exercisable;

if at least the 50th percentile performance target is achieved on both the absolute and relative targets then the number of performance rights able to be exercised is determined by the performance target for which the achievement is highest, with 50% of the performance rights being exercisable at the 50th percentile performance target level, increasing on a straight-line basis such that 100% of the performance rights would be exercisable at the 75th percentile performance target; and

if the 75th percentile performance target is achieved on either or both the relative and absolute targets then all of the performance rights become exercisable.

Testing to determine whether the performance hurdle was achieved will occur at the end of the vesting period of the grant, and again 12 months later. If the 50th percentile performance target is not met on either the relative or the absolute target on the initial test date then a maximum of 50% of the performance rights can be exercised if the 50th percentile target is met or exceeded on the re-test. If the number of shares that would be exercisable on the re-test is greater than the number that were exercised on the initial exercise date then those additional performance rights will become exercisable.

Shares issued on the exercise of performance rights will be fully paid ordinary shares and will rank equally in all respects with all other ordinary Telecom shares at the date of issue of the shares.

If the CEO’s employment is terminated by the board without notice, any non-vested options issued under the performance rights scheme will be forfeited. If employment ceases due to either termination by the board on notice or termination by the CEO following a fundamental change in employment then those grants of performance rights that have not reached the initial exercise date and that are more than halfway through the period from commencement to initial exercise date will vest on a pro-rata basis (calculated as the ratio of the period from the commencement date to the termination date divided by the period from the commencement date to the initial exercise date of the grant). If employment ceases for any other reason then any entitlement to vesting of the performance rights shall be solely at the board’s discretion.

2.3 Remuneration for period ending 30 June 2008

The table below shows the details of the nature and amount of each element of emolument earned by and paid to the CEO, Dr Reynolds, for the year ending 30 June 2008.

BASE SALARY PERFORMANCE PERFORMANCE PERFORMANCE SPECIAL PAYMENTS

(Paid during year ended INCENTIVE SCHEME INCENTIVE SCHEME RIGHTS SCHEME

30 June 2008) (Paid during year ended (Earned during year ended

30 June 2008) 30 June 2008)

Paul Reynolds

Chief Executive Officer NZ$1,325,3331 Nil NZ$1,312,5002 NZ$1,750,0003 NZ$404,7354

1 Payment pro-rated for nine months for the year ending 30 June 2008.

2 The performance incentive scheme is delivered in two parts, a 60% cash payment and 40% as fully paid ordinary Telecom shares subject to restrictive conditions.

3 402,300 share rights were issued with a value at time of issue of NZ$1,750,000. The share rights will vest over a three year period subject to the achievement of specific performance hurdles set by the board.

4 Special payments include a payment for consulting services prior to Dr Reynolds’ commencement, payment for personal travel between NZ and UK, relocation costs and accommodation payments in the first two years of employment as provided in Dr Reynolds’ employment agreement.

124 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

3 Telecom employee remuneration

3.1 Framework for remuneration

The Human Resources and Compensation Committee is responsible for reviewing Telecom’s remuneration and human resources strategy, structure, policy and practices. It seeks external expert advice on best practice remuneration structures and market trends to ensure that the remuneration strategy for Telecom contributes to effective performance and value creation.

The Human Resources and Compensation Committee recognises the vital role people play in the achievement of Telecom’s short-term and long-term objectives as a key source of competitive advantage. To grow and be successful, Telecom must be able to attract, retain and motivate capable employees. The key principles determined by the Human Resources and Compensation Committee that underpin Telecom’s remuneration policies are:

rewards are market-competitive to attract and retain talented people;

remuneration is linked to performance so that high levels of performance attract higher rewards;

the overall cost of remuneration is managed and linked to the ability of the company to pay; and

rewards to senior management are aligned to those of shareholders.

These principles are achieved through a remuneration structure with both a fixed and variable component. Supporting each key principle are appropriate policies and practices with clear and established accountabilities and processes.

Rewards are market-competitive to attract and retain talented people

The overall remuneration structure is designed to deliver rewards that are competitive in the labour markets in which Telecom competes for people.

All Telecom’s senior management positions are job sized using an internationally recognised job evaluation methodology. Job evaluation assesses the comparative importance of each position in terms of its impact and accountability and ensures internal equity between positions. It also facilitates comparisons of remuneration data between Telecom positions and those in other companies that are meaningful and accurate. All senior manager position evaluations are confirmed by an independent expert in job evaluation methodology.

All other positions are allocated to job bands that are defined by job evaluation ranges. A sample of positions is formally evaluated with others allocated to job bands through a matching process.

Telecom accesses market remuneration information by sourcing a number of New Zealand and Australasian remuneration surveys and seeking independent specialist remuneration advice. This provides comprehensive market information such as remuneration trends and data, performance-based reward structures and pay levels, including benefits and incentive components for different positions in various industries. These are used to ascertain Telecom’s competitive stance and ensure that Telecom’s rewards are sufficiently competitive.

The Human Resources and Compensation Committee decides Telecom’s position within a comparative market and this determines remuneration ranges. Individual remuneration is set within these ranges taking account of a number of factors including individual performance and capability, specific business needs, the criticality to Telecom of a specific position or individual, market shortages of specific skills and regional differences. Remuneration ranges are reviewed annually to reflect movement in market remuneration.

Remuneration is linked to performance so that higher levels of performance attract higher rewards

Telecom has a comprehensive performance management process. Overall business strategy shapes Telecom’s corporate plan. It cascades to business groups and is reflected in business plans and finally in individual performance plans. Individual performance plans, established each year, clarify performance expectations against which individual achievement is assessed. Individual performance is a key input into the annual remuneration review decision, along with current market relativity of that individual’s remuneration package. Individuals receive remuneration increases based on performance.

The variable remuneration component is ‘at-risk’ and entirely performance-based. This component includes specifically designed sales incentives, annual cash-based incentives and equity-based or longer-term incentives. Each scheme links desired performance outcomes with appropriate reward.

Sales incentives, specific to sales positions, are designed to drive achievement of sales, customer value and service targets. The annual cash-based incentives, either the senior short-term incentive scheme or the short-term incentive scheme, drives company, business and individual performance and links individual reward to shareholder value. An annual incentive scheme applies at all levels in the organisation with the specific structure and amount of incentive based on position level – senior managers participate in the senior short-term incentive scheme while others participate in a general short-term incentive scheme. In line with market practice, equity-based incentives apply only to senior management positions. These incentives link rewards of those individuals that directly impact on business performance with improvements in shareholder value.

The overall cost of remuneration is managed and linked to the ability of the company to pay

Telecom has a significant financial investment in its people. Effective growth is dependent on the quality, commitment, innovation and drive of these employees. Telecom aims, in a competitive market, to achieve the appropriate balance between managing overall remuneration costs and investing in people.

Telecom sets a conservative position for its fixed remuneration and only pays remuneration at a higher market level when performance objectives are achieved. The overall remuneration cost is therefore linked to Telecom’s performance and ability to pay.

The total funding available for annual remuneration increases is based on market movement and is approved by the Human Resources and Compensation Committee prior to the remuneration review. The Human Resources and Compensation

annualreport.telecom.co.nz/2008 125

Committee monitors remuneration costs and practices to ensure they are in line with policy.

Rewards to senior management are aligned to those of shareholders

The Human Resources and Compensation Committee makes recommendations to the board on senior management incentive remuneration plans, share option and share ownership plans. Senior management remuneration packages comprise a fixed portion and an at-risk portion that is only paid when performance objectives are met. Typically Telecom’s executives have approximately 50% of their remuneration package paid as a fixed component. The remaining 50% is at-risk, with generally 30% in the form of an annual cash-based incentive and 20% in the form of an equity-based scheme.

3.2 Annual cash-based incentive scheme

The annual cash-based incentive scheme is an integral part of Telecom’s overall approach to competitive performance-based remuneration. It aims to reward individuals for meeting or exceeding individual, business group and company goals that are aligned to Telecom’s strategic direction. Telecom group performance is based on key financial measures set by the board.

The board determines Telecom’s strategy and measures of success and agrees a corporate plan with reference to external performance benchmarks. Based on this agreed plan, targets are set at the beginning of the year with the board assessing performance against these targets following the completion of the financial year. Similarly business group targets are set and assessed. Corporate and business group plans cascade down the company to form the basis of individual performance plans. These plans translate high-level corporate and business group strategies and targets into individual objectives that are specific, measurable, achievable, realistic and time bound. Objectives define, manage and measure individual performance throughout the year. The incentive design balances business performance and individual performance so that above target performance in both results in above target payments, while below target performance in either results in lower incentive payments.

3.3 Equity-based incentive schemes

Telecom also operates equity long-term incentive (LTI) schemes. These are designed to ensure there is an appropriate balance between short, medium and longer-term performance objectives and to align senior management with shareholder interests. Approximately 560 senior managers currently participate in equity-based incentive schemes. In the last two years Telecom’s LTI programme has been delivered in restricted shares or share rights.

The total number of shares, share rights and share options on issue under Telecom’s equity-based incentive schemes comprised less than 1% of the total shares on issue at 30 June 2008. See note 24 to the financial statements for more details.

Telecom share option scheme

The Telecom share option scheme has operated since 1994. However, no options have been issued under the share option scheme since September 2005 and in 2008 the board decided that this scheme would be discontinued.

Instead, senior managers with an equity incentive component in their remuneration package received this component in restricted shares (through the restricted share scheme or share rights scheme) for the 2008 financial year.

The ability to exercise the share options that remain on issue is subject to meeting prescribed performance hurdles. A summary of these performance hurdles and performance to date is described below.

A cost of equity performance hurdle applies to all options issued under the share option scheme since September 2003. For these options to be exercised, Telecom’s share price must exceed the option exercise price escalated by the cost of equity less dividends paid, within the applicable period.

TRANCHE GRANT DATE EARLIEST VESTING DATE EXERCISE PRICE ESTIMATED PERFORMANCE HURDLE AS AT 30 JUNE 2008 ESTIMATED TELECOM MEASURE AS AT 30 JUNE 2008

September 25% from Sept 2005

2003 75% from Sept 2006 NZ$5.01 NZ$6.02 NZ$3.71

September 25% from Sept 2006

2004 75% from Sept 2007 NZ$5.95 NZ$7.02 NZ$3.71

September 25% from Sept 2007

2005 75% from Sept 2008 NZ$6.11 NZ$6.97 NZ$3.71

Telecom restricted share schemes

In September 2001 restricted shares were introduced as a component of remuneration for selected senior people. Restricted shares are now the primary equity-based mechanism for LTI participants. They are intended to align employee incentives with shareholder value without the dilutionary impact of widespread use of share options.

Restricted shares are delivered via two different mechanisms that provide the same incentive and reward outcomes. These are the Telecom restricted share scheme (RSS) and the Telecom share rights scheme (SRS). The RSS is only used in New Zealand and the SRS is used in Australia and for New Zealand-based executives. The RSS and SRS are structured to deliver an equivalent benefit to all participants.

Under the RSS, shares in Telecom are issued to Telecom Trustee Limited (TTL), a Telecom subsidiary. Participants purchase shares from TTL with funds lent to them by Telecom and which are held on their behalf by TTL. Generally the shares vest after a three-year period although a reduced period may be used in some cases. If the individual is still employed by Telecom at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. Under special circumstances individuals who cease employment prior to the end of the restricted period can receive a partial award under the RSS. Restricted shares issued on or after September 2007 may be eligible for dividends.

126 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Under the SRS, participants are granted rights to purchase Telecom shares at a nil cost strike price. Generally share rights cannot be exercised for a three-year period. The share rights will be exercisable at the end of the restricted period only if the individual is still employed by Telecom, except in special circumstances. The 2008 share rights grant to the majority of executives will carry the same performance hurdle as that being applied to the 2008 grant of the CEO performance rights scheme (as detailed above under ‘Chief Executive Officer Remuneration’).

Superannuation

No superannuation was paid to any executive for the financial year ended 30 June 2008. During the financial year ended 30 June 2008, Telecom made pension contributions of NZ$1 million to the New Zealand Government Superannuation Fund (30 June 2007: NZ$1.5 million; 30 June 2006: NZ$1 million) and A$10.3 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (30 June 2007: NZ$9 million; 30 June 2006: NZ$14 million). With effect from 1 April 2008 the KiwiSaver Act 2008 requires Telecom to make a contribution of 1% of total gross earnings for all New Zealand employees who are contributing to a KiwiSaver superannuation fund. Total KiwiSaver Employer Contribution made by Telecom for the financial year ended 30 June 2008 was NZ$266,324.

Executive retirement or redundancy

Typically, the executive service contracts provide that in the event an executive is made redundant, he or she will be entitled to receive redundancy compensation equivalent to the value of nine months of the executive’s total base remuneration entitlement. The executive will also be entitled to receive any incentive scheme entitlement in accordance with the rules of the relevant incentive scheme, in the event of his or her redundancy.

Frank Mount took up the position of Chief Transformation Officer effective 9 June 2008 and is on a fixed-term contract that expires on 8 June 2010. The other members of the executive do not have fixed-term contracts.

annualreport.telecom.co.nz/2008 127

3.4 Remuneration of executives

The table below shows the details of the nature and amount of each element of emolument paid and earned during the year ended 30 June 2008 for each of the five highest-paid executives continuing in employment with Telecom (excluding the CEO whose compensation is disclosed above under ‘Chief Executive Officer remuneration’).

BASE SALARY1 (Paid during year ended 30 June 2008)

ANNUAL CASH INCENTIVE2 (Paid during year ended 30 June 2008)

ANNUAL CASH INCENTIVE3 (Earned during year ended 30 June 2008. Paid during year ending 30 June 2009.)

LONG-TERM INCENTIVE4

SPECIAL PAYMENTS

NZ$ NZ$ NZ$ NZ$ NZ$

Matt Crockett5

Chief Executive Officer, Wholesale 394,154 153,075 281,683 120,750 Nil

Russ Houlden6

Chief Financial Officer 182,882 Nil 122,100 789,589 113,6407

Trisha McEwan Group GM Human Resources 480,000 448,000 248,400 200,0008 324,5909

Chris Quin10 Chief Executive Officer, Gen-i 417,178 173,457 219,522 145,250 Nil

Mark Ratcliffe11

Chief Executive Officer, Chorus 622,077 527,275 367,023 250,000 Nil

1. Base salary is the total cost to Telecom of salary and packaged benefits (including motor vehicles and parking) received in the year to 30 June 2008 and includes fringe benefit tax as appropriate. As provided for other Telecom employees, the above individuals and the CEO also receive telephone concessions, which include free telephone line rental, national and international calls, mobile and online services.

2. This amount is the actual annual incentive paid to executives in relation to company and individual performance for the year ending 30 June 2007 and paid in August 2007, being the 2008 financial year.

3. This amount is the actual annual incentive earned by the executive in relation to company and individual performance for the year ending 30 June 2008 and paid in August 2008, being the 2009 financial year.

4. LTI was delivered in the form of Restricted Shares (through the restricted share scheme or share rights scheme) with a three-year vesting period. Russ Houlden received an initial grant of share rights with a reduced vesting period (one third of the share rights vesting after one year, one third vesting after two years, one third vesting after three years).

5. Matt Crockett took up the position of CEO Wholesale effective 1 January 2008. Prior to this date Matt was General Manager of Telecom Wholesale. The base salary figure is an aggregate of Matt’s salaries in both positions, paid to him during the year ended 30 June 2008.

6. Russ Houlden took up the position of Chief Financial Officer effective 10 April 2008 and so did not receive any cash incentive payment during the year ending 30 June 2008. Russ Houlden’s base salary amount is a pro-rated figure covering his time in office.

7. Russ Houlden’s employment agreement includes payment for temporary accommodation for a period of up to 12 months. This figure also includes payment for relocation costs incurred by Russ Houlden.

8. Trisha McEwan’s 2006 LTI grant of 24,488 share rights was cancelled and the value (NZ$200,000) paid in cash.

9. Trisha McEwan was identified as having critical knowledge and expertise essential to retain through a period of change and received a retention payment to ensure she was retained through the CEO recruitment and induction period.

10. Chris Quin took up the position of CEO Gen-i effective 21 April 2008. Prior to this date Chris was General Manager of Gen-i NZ. The base salary figure is an aggregate of Chris’ salaries in both positions, paid to him during the year ended 30 June 2008.

11. Mark Ratcliffe took up the position of CEO Designate for Chorus effective 1 January 2008 and became CEO Chorus on 31 March 2008. Prior to this date Mark was COO Technology and Enterprises. The base salary figure is an aggregate of Mark’s salaries in both positions, paid to him during the year ended 30 June 2008.

The aggregate amount of compensation payable by Telecom to all executives (including the CEO) as a group during the financial year ending 30 June 2008 was NZ$17,545,958. This includes compensation payable during the financial year ending 30 June 2008 to executives who have departed – Marko Bogoievski (NZ$3.7 million), Simon Moutter (NZ$2.5 million), Mark Verbiest (NZ$1.6 million) and Kevin Kenrick (NZ$0.8 million).

128 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Equity-based remuneration and share ownership

The table below shows equity-based instruments granted to, and share ownership for, the CEO and the executives during the year ended 30 June 2008. Other than Chris Quin, who continues to hold the shares stated in the table below, no executive continuing in office held ordinary shares as at 11 August 2008.

Aggregate equity holdings and share ownership as at 30 June 2008 – incl number granted, unrestricted, lapsed during the year

NUMBER HELD AT THE START OF THE YEAR1

NUMBER GRANTED DURING THE YEAR AS REMUNERATION

NUMBER VESTED/ACQUIRED

NUMBER UNRESTRICTED DURING THE YEAR

NUMBER LAPSED/CANCELLED DURING THE YEAR

NUMBER EXERCISED/SOLD DURING THE YEAR2

NUMBER HELD AT THE END OF THE YEAR

EXERCISE PRICE RANGE

EARLIEST POSSIBLE EXERCISE DATE/TRANSFER DATE RANGE

EXPIRY DATE RANGE

Paul Reynolds Performance

Rights Nil 402,300 Nil n/a Nil Nil 402,300 Nil 27/09/08 – 27/09/10 27/12/09 – 27/12/11

Russ Houlden

Share Rights Nil 142,488 Nil n/a Nil Nil 142,488 Nil 10/04/09 – 10/04/11 10/07/09 – 10/07/11

Mark Ratcliffe

Share Options 765,000 Nil Nil n/a 109,674 Nil 655,325 4.94 – 6.11 01/09/02 - 16/09/05 28/09/07 - 16/9/11

Share Rights 79,526 58,140 Nil n/a 6,969 16,807 113,890 Nil 15/09/08 – 24/09/10 01/12/07 - 15/12/08

Ordinary Shares 32,503 n/a 16,807 n/a Nil 49,310 Nil n/a n/a n/a

Matt Crockett

Share Options 68,405 Nil Nil n/a Nil Nil 68,405 5.01 19/09/05 – 19/09/06 19/09/09

Restricted Shares 38,088 17,130 Nil 12,909 2,798 n/a 39,511 n/a 15/09/08 – 24/09/10 n/a

Ordinary Shares Nil n/a 12,909 n/a Nil 12,909 Nil

Chris Quin

Share Options 207,362 Nil Nil n/a Nil Nil 207,362 4.94 – 6.77 01/09/01 – 16/09/08 01/09/08 – 16/09/08

Restricted Shares 44,586 20,606 Nil 18,475 2,901 n/a 43,816 n/a 16/09/08 – 24/09/10 n/a

Ordinary Shares Nil n/a 18,475 n/a n/a 2,053 16,422 n/a n/a n/a

Rod Snodgrass

Share Options 138,148 Nil Nil n/a Nil Nil 138,148 4.70-6.77 01/09/01 – 01/09/07 n/a

Restricted Shares 35,724 17,048 Nil 9,221 2,945 n/a 40,606 n/a 15/09/08 – 24/09/10

Trisha McEwan3

Share Options 528,671 Nil Nil n/a Nil Nil 528,671 4.94 – 6.11 01/09/03 – 16/09/08 01/03/08 - 16/09/11

Share Rights 55,307 46,512 Nil n/a 29,233 12,606 59,980 n/a 16/09/08 – 24/09/10 01/12/07 - 15/12/08

Ordinary Shares Nil 13,200 n/a Nil 1,401 11,799 n/a

1. Share options granted under the Telecom share option scheme comprise options to acquire fully paid ordinary shares issued by Telecom. Vesting of options issued post September 2003 are subject to satisfying the cost of equity performance hurdle described in section 3.3 above. All options have a six year life from the date of grant. The exercise price is the average end-of-day market price of Telecom’s shares reported on NZSX in the month immediately preceding the grant date.

Share rights have been granted under the Telecom share rights scheme. Scheme participants are granted rights to purchase Telecom shares at a nil cost strike price. Generally, rights granted under the share rights scheme cannot be exercised for a three-year period. Each share right vesting entitles the holder to one ordinary share in Telecom. Restricted shares have been granted under the Telecom Restricted Share Scheme. Generally, restricted shares vest after a three-year period although a reduced period may be used in some cases. The options, share rights and restricted shares will be exercisable at the end of the restricted period only if the individual is still employed by Telecom, except in special circumstances.

2. Includes shares cancelled as a result of share cancellation in October 2007.

3. Trisha McEwan’s 2006 LTI grant of 24,488 share rights was cancelled and the value (NZ$200,000) paid in cash.

Frank Mount became Group Chief Transformation Officer effective 9 June 2008. He is on a fixed term contract of two years duration and does not participate in any equity-based incentive scheme.

Marko Bogoievski resigned from Telecom effective 31 January 2008 and had 2,017,703 share options and 173,096 ordinary shares as at 30 June 2008.

Simon Moutter resigned from Telecom effective 31 July 2008. His equity holding as at 30 June 2008 was 1,011,731 share options and 69,768 share rights.

Kevin Kenrick resigned from Telecom effective 15 December 2007 and had no equity holding as at 30 June 2008.

Mark Verbiest resigned from Telecom effective 30 June 2008. His equity holding as at 30 June 2008 was 310,726 share options and 106,708 share rights.

annualreport.telecom.co.nz/2008 129

Value of equity-based compensation – exercised or lapsed

The following table details equity-based compensation that was granted to executives prior to 30 June 2007, that were exercised, unrestricted or lapsed during the period ending 30 June 2008, and the value derived from those securities.

DATE OF GRANT

DATE OF EXERCISE/LAPSE

NUMBER EXERCISED/UNRESTRICTED/(LAPSED)

EXERCISE PRICE NZ$

Mark Ratcliffe

Share Options 1 Sept 2001 28 Sept 2007 (109,674) NZ$4.70

Share Rights 1 Sept 2004 5 Sept 2007 16,807 0

Matt Crockett

Restricted Shares 1 Sept 2004 1 Sept 2007 8,792 0

15 Sept 2006 15 Sept 2007 4,117 0

Chris Quin

Restricted Shares 1 Sept 2004 1 Sept 2007 13,123 0

15 Sept 2006 15 Sept 2007 5,352 0

Rod Snodgrass

Restricted Shares 1 Sept 2004 1 Sept 2007 4,898 0

15 Sept 2006 15 Sept 2007 4,323 0

Trisha McEwan

Share Rights 1 Sept 2004 20 Sept 2007 12,606 0

1 Sept 2006 11 Jan 2008 (24,488)1 0

1. Trisha McEwan’s 2006 LTI grant of 24,488 share rights was cancelled and the value (NZ$200,000) paid in cash.

Marko Bogoievski resigned from Telecom effective 31 January 2008. During the year 274,183 share options held by Marko lapsed; 72,465 share rights held by Marko lapsed; 84,644 share rights were exercised and 14,386 share rights were cancelled.

Simon Moutter resigned from Telecom effective 31 July 2008. During the year 73,032 share options held by Simon lapsed, 99,654 share rights were exercised; 9,305 share rights were cancelled; and 69,768 share rights were granted.

Kevin Kenrick resigned from Telecom effective 15 December 2007. During the year 12,021 restricted shares were exercised; 30,610 share rights lapsed; 3,826 share rights were cancelled; and 18,404 restricted shares were lapsed.

Mark Verbiest resigned from Telecom effective 30 June 2008. During the year 76,772 share options held by Mark lapsed; 14,706 share rights were exercised; 6,071 share rights were cancelled; and 58,140 share rights were granted to Mark.

130 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

4 Employees

The table below sets out the total number of employees employed by Telecom over the past three financial years.

YEARS ENDED 30 JUNE 2008 2007 2006

Employees 8,632 8,362 9,033

The table below sets out a break down of persons employed by Telecom by business unit and geographic location as at 30 June 2008:

BUSINESS UNIT PERMANENT EMPLOYEES

AAPT 1,378

Chorus 148

Corporate 169

Gen-i 2,594

International 165

Retail 2,411

Technology and Shared Services 1,659

Wholesale 108

Grand total 8,632

COUNTRY PERMANENT EMPLOYEES

New Zealand 6,948

Australia 1,641

United States 25

Great Britain 13

Singapore 4

United Arab Emirates 1

Grand total 8,632

The majority of Telecom’s employees reside in New Zealand and are employed on individual employment agreements with no fixed terms. The majority of Telecom’s Australian employees are employed on individual employment contracts with no fixed terms. Federal awards, which specify minimum wages and conditions are relevant to some of these contracts.

Fixed term employees and casual contractors are also used occasionally. At 30 June 2008, there were 191 fixed-term employees.

A minority of employees in both countries belong to unions. In Australia some employees are members of the Community and Public Sector Union and the Communications Union and in New Zealand some employees are members of the New Zealand Amalgamated Engineering, Printing and Manufacturing Union. Telecom does not require employees to disclose their union membership, consequently union details and membership figures are unknown.

annualreport.telecom.co.nz/2008 131

4.1 Employee remuneration range

The number of employees (including employees holding office as directors of subsidiaries) whose remuneration and benefits are within specified bands are as follows as at 30 June 2008:

The remuneration figures shown in the ‘Employee Remuneration’ table include all monetary payments actually paid during the course of the year ending 30 June 2008. The table also includes the cost of all benefits provided to individuals plus the value of any share options or restricted shares provided to individuals during the course of the same period. The table does not include amounts paid post 30 June 2008 that related to the period ending 30 June 2008. Employees receive telephone concessions that can (depending on the nature of the concession) include free telephone line rental, national and international phone calls and online services. The table contains information on employees within the Telecom group. The remuneration details of those employees paid outside of New Zealand have been converted into New Zealand dollars.

No director of a subsidiary company of Telecom receives or retains any remuneration or other benefits from Telecom for acting as such. The remuneration and other benefits of Telecom employees, received as employees, are included in the relevant bandings for remuneration, disclosed in the ‘Employee Remuneration’ table.

REMUNERATION RANGE (NZ$)

NUMBER OF EMPLOYEES

NUMBER OF EMPLOYEES ACTING AS DIRECTORS OF SUBSIDIARY COMPANIES

3,710,001 – 3,720,000 1 1

2,720,001 – 2,730,000 1 1

1,490,001 – 1,500,000 1 1

1,450,001 – 1,460,000 1 1

1,390,001 – 1,400,000 1 1

1,310,001 – 1,320,000 1 1

1,130,001 – 1,140,000 1 1

1,110,001 – 1,120,000 1

1,040,001 – 1,050,000 1 1

860,001 – 870,000 2 1

840,001 – 850,000 1 1

780,001 – 790,000 1 1

760,001 – 770,000 1

750,001 – 760,000 1 1

720,001 – 730,000 3 2

710,001 – 720,000 2 2

690,001 – 700,000 1

680,001 – 690,000 3 1

670,001 – 680,000 2

630,001 – 640,000 4 1

610,001 – 620,000 1

600,001 – 610,000 1

590,001 – 600,000 1

570,001 – 580,000 1 1

550,001 – 560,000 2

530,001 – 540,000 1

500,001 – 510,000 2

490,001 – 500,000 1

470,001 – 480,000 1

460,001 – 470,000 4 2

450,001 – 460,000 3 1

440,001 – 450,000 3 1

430,001 – 440,000 3

420,001 – 430,000 2

400,001 – 410,000 6

390,001 – 400,000 4

380,001 – 390,000 4

370,001 – 380,000 6

360,001 – 370,000 6

350,001 – 360,000 7

340,001 – 350,000 6 1

330,001 – 340,000 10

320,001 – 330,000 10

310,001 – 320,000 8

300,001 – 310,000 11

290,001 – 300,000 12

280,001 – 290,000 17 1

270,001 – 280,000 16 1

260,001 – 270,000 28 1

250,001 – 260,000 19 1

240,001 – 250,000 34

230,001 – 240,000 28

220,001 – 230,000 40

210,001 – 220,000 62

200,001 – 210,000 63

190,001 – 200,000 75

180,001 – 190,000 108

170,001 – 180,000 116

160,001 – 170,000 125

150,001 – 160,000 130

140,001 – 150,000 197

130,001 – 140,000 231

120,001 – 130,000 250

110,001 – 120,000 373

100,000 – 110,000 447

Grand Total 2,505 28

132 TELECOM ANNUAL REPORT 2008

Interests’ disclosures

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

DISCLOSURES

Interests’ disclosures

1 Director share ownership

As at 11 August 2008, directors and executives as a group beneficially owned Telecom shares representing approximately 0.03% of the shares outstanding.

Telecom shares beneficially owned by directors and executives have the same voting rights as all other ordinary shares of Telecom currently on issue.

As at 30 June 2008 directors had a relevant interest in Telecom shares as follows:

NAME RELEVANT INTEREST IN TELECOM SHARES1

30 JUNE 2008 PERCENTAGE2

Wayne Boyd 43,666 0.002

Murray Horn 10,000 0.001

Rod McGeoch 20,000 0.001

Patsy Reddy 18,764 0.001

Paul Reynolds 402,3003 0.022

Ron Spithill 18,000 0.001

Michael Tyler 20,8004 0.001

1 Each director holds a beneficial interest in the shares held.

2 Each percentage stated has been rounded to the nearest 1/1000th of a percent.

3 Held in the form of share rights as detailed in the table on page 129.

4 Held in the form of 4,160 ADRs (1 ADR equals 5 ordinary shares).

As at 11 August 2008, there was no change in directors’ relevant interests in Telecom shares.

2 Interests’ register

The following are particulars of entries made in the Interests’ Register for the period 1 July 2007 to 30 June 2008.

2.1 Disclosure of director interests

Directors disclosed, pursuant to section 140 of the Companies Act 1993, an interest or cessation of interest in the following entities during the year ended 30 June 2008.

Wayne Boyd

ENTITY RELATIONSHIP

Landco Limited Ceased to be a director

Murray Horn

ENTITY RELATIONSHIP

ANZ Banking Group Executive

ANZ Banking Group Ceased to be an executive

Rod McGeoch

ENTITY RELATIONSHIP

Pacific Health Care Australia Limited Ceased to be a director

Frontiers Group (Australasia) Ceased to be a director

LIPA Pharmaceuticals Limited Ceased to be a director

Patsy Reddy

ENTITY RELATIONSHIP

Chris Cairns Foundation Appointed a trustee

Infinity Group Limited Ceased to be a director of substantial security holder

Paul Reynolds

ENTITY RELATIONSHIP

XConnect Global Networks Limited Director

eAccess Limited Director

Ron Spithill

ENTITY RELATIONSHIP

Australian Academy of Technological Sciences and Engineering (ATSE) Appointed a fellow

The Glaucoma Council of Australia Appointed a director

annualreport.telecom.co.nz/2008 133

2.2 Relevant interest in shares

Directors disclosed, pursuant to section 148 of the Companies Act 1993, the following acquisitions and disposals of relevant interests in Telecom shares during the year ended 30 June 2008:

Wayne Boyd

DATE OF DISPOSAL/ACQUISITION CONSIDERATION NZ$ NUMBER OF SHARES ACQUIRED/(DISPOSED)

11.09.2007 5,006.13 1,2371

11.09.2007 19,388.24 (3,973)2

13.12.2007 2,225.75 5221

13.02.2008 40,000.00 10,000

07.03.2008 2,261.83 5811

06.06.2008 3,003.21 7631

Michael Tyler

DATE OF DISPOSAL/ACQUISITION CONSIDERATION NZ$ NUMBER OF SHARES ACQUIRED/(DISPOSED)

11.09.2007 28,888.80 (1,200) ADRs2

Patsy Reddy

DATE OF DISPOSAL/ACQUISITION CONSIDERATION NZ$ NUMBER OF SHARES ACQUIRED/(DISPOSED)

11.09.2007 11,448.48 (2,346)2

Murray Horn

DATE OF DISPOSAL/ACQUISITION CONSIDERATION NZ$ NUMBER OF SHARES ACQUIRED/(DISPOSED)

15.11.2007 17,000.00 4,000

22.11.2007 8,280.00 2,000

28.05.2008 15,558.50 4,000

Ron Spithall

DATE OF DISPOSAL/ACQUISITION CONSIDERATION NZ$ NUMBER OF SHARES ACQUIRED/(DISPOSED)

07.08.2007 39,600.00 10,000

11.09.2007 9,382.50 (2,250)2

1 The acquisitions of these shares are due to Mr Boyd being a participant in Telecom’s dividend reinvestment plan (for further details on this dividend reinvestment plan go to: ‘Dividend policy and long-term capital management’ on page 56 and notes 23 and 25 to the financial statements).

2 This disposal of shares is the result of a share cancellation (for further details of the share cancellation go to: ‘Capital return and ADR ratio change’ on page 138).

3 Related party transactions

The NZSX Listing Rules define a related party to be a director of Telecom, or any of its subsidiaries, a holder of more than 5% of Telecom’s issued share capital and persons associated with such persons.

Executives do not participate in Telecom’s restricted share scheme, however, restricted shares were issued to executives up until September 2003 and executives may hold restricted shares from prior employment with Telecom. The loans associated with the restricted share scheme are made on interest-free terms. As at 30 June 2008, the amount receivable from executives relating to these loans totalled NZ$0.5 million (30 June 2007: NZ$0.1 million). No executive has been provided with any further loans since becoming an executive officer.

Key management personnel costs, which include the remuneration of the Chief Executive Officer (CEO) and the members of the executive team, are disclosed in note 4 to the financial statements. Other related party transactions as required to be disclosed by IFRS are detailed in note 29 to the financial statements.

134 TELECOM ANNUAL REPORT 2008

Shareholder and exchange disclosures

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Shareholder and exchange disclosures

1 Stock exchange listing

The ordinary shares of Telecom Corporation of New Zealand Limited (Telecom shares) are listed on the NZSX and ASX. Telecom shares are listed on the NYSE in the form of American Depositary Shares (1 ADR is equal to 5 ordinary shares). Due to the Kiwi Share provisions contained in Telecom’s constitution NZX has given Telecom’s shares a Non-Standard designation For further information on the Kiwi Share provisions go to: ‘Kiwi Share’ on page 121.

1.1 NZX waivers

Details of all waivers granted and published by NZX within or relied upon by Telecom in the 12 months immediately preceding the date two months before the date of publication of this annual report are available on Telecom’s website. Go to: www.telecom.co.nz/abouttelecom/investorcentre/shareholderinformation/NZXwaivers.

1.2 ASX listing

Telecom changed its admission category on the ASX from ‘ASX Exempt Foreign’ to ‘ASX Listing’ in the 2002 financial year. As a consequence of becoming fully listed on the ASX, Telecom is required to make the following statements:

Telecom is incorporated in Wellington, New Zealand.

Telecom is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act 2001 dealing with the acquisition of shares.

Telecom’s constitution provides that:

(1) No person shall have a relevant interest in 10% or more of the total voting shares for the time being without, and except in accordance with the terms of, the written approvals of each of the Kiwi Shareholder and the board; and

(2) No person who is not a New Zealand national shall have a relevant interest in more than 49.9% of the total voting shares for the time being without, and except in accordance with the terms of, the prior written approval of the Kiwi Shareholder.

However, the power of the board to limit the acquisition of more than 10% of the total voting shares as set out above must be read subject to the New Zealand Takeovers Code (the Code) and in particular clauses 38 and 39 of the Code. Clauses 38 and 39 of the Code provide as follows:

(a) Clause 38 of the Code requires that if Telecom receives a takeover notice (a notice required when a full or partial offer is being made under the Code) or has reason to believe that a bona fide offer is imminent, the directors must not take any action, in relation to the affairs of Telecom, that would effectively result in an offer being frustrated or Telecom shareholders being denied the opportunity to decide on the merits of an offer.

(b) Clause 39 of the Code permits directors to take or permit:

(i) actions approved by an ordinary resolution of Telecom shareholders; or

(ii) actions taken or permitted under contractual obligations entered into by Telecom, or in the implementation of proposals approved by Telecom directors, where the obligations were entered into, or the proposals approved, before Telecom received the takeover notice or became aware that the offer was imminent.

2 Shares

As at 11 August 2008, there were 1,825,808,562 shares outstanding. This figure includes 1 Kiwi Share, a preference share held by the New Zealand Government. At the same date there were approximately 477 ADR holders in the United States holding 13.8% of the shares.

Telecom has a number of distinct relationships with the New Zealand Government, including as a preference shareholder, regulator and customer. For more information on the Kiwi Share, including the special rights attached to it, go to: ‘Kiwi Share’ on page 121.

As at 30 June 2008 the consolidated net tangible assets per share was NZ$0.96 (30 June 2007: NZ$1.33).

annualreport.telecom.co.nz/2008 135

2.1 Dividends paid

The following is a summary of all dividends paid by Telecom since listing in July 1991. NZ cents per ordinary share, US cents per American Depositary Share (ADS).

1ST QUARTER 2ND QUARTER 3RD QUARTER 4TH QUARTER

1992 NZ cents 6.50 6.50

US cents 72.62 70.93

1993 NZ cents 7.25 8.25

US cents 74.49 91.34

1994 NZ cents 8.25 14.75

US cents 89.90 141.46

1995 NZ cents 13.50 16.50

US cents 135.82 172.10

1996 NZ cents 17.00 8.50 9.50

US cents 178.05 91.66 103.36

1997 NZ cents 9.50 9.50 9.50 10.50

US cents 104.60 106.10 104.50 57.90

1998 NZ cents 10.50 10.50 10.50 8.00

US cents 62.65 49.19 55.96 35.35

1998 Special Dividend

NZ cents 3.50

US cents 18.05

1999 NZ cents 11.50 11.50 11.50 11.50

US cents 47.23 47.95 48.95 48.97

1999 Interim June Quarter

NZ cents 11.50

US cents 48.11

2000 NZ cents 11.50 11.50 11.50 11.50

US cents 45.18 48.03 46.07 45.35

2001 NZ cents 5.00 5.00 5.00 5.00

US cents 17.04 16.40 16.66 16.91

2002 NZ cents 5.00 5.00 5.00 5.00

US cents 16.26 16.60 17.63 19.55

2003 NZ cents 5.00 5.00 5.00 5.00

US cents 18.84 20.10 22.21 23.41

2004 NZ cents 5.00 5.00 7.50 9.5

US cents 24.06 25.93 39.54 49.55

2005 NZ cents 9.50 9.50 9.50 10.00

US cents 50.64 52.89 55.28 54.77

2005 Special Dividend

NZ cents 10.00

US cents 54.77

2006 NZ cents 9.5 9.5 9.5 7.0

US cents 51.83 51.83 51.83 35.54

2006 Special Dividend

NZ cents 5.00 5.00

US cents 27.28 25.38

2007 NZ cents 7.0 7.0 7.0 14.5

US cents 38.41 38.40 41.95 79.94

2008 NZ cents 7.0 7.0 7.0 8.0

US cents 27.06 27.76 26.77 30.271

The amount of US cents is calculated based on an approximate exchange rate. The actual US dividend paid is based on the currency conversion exchange rate obtained by The Bank of New York Mellon when converting NZ dollars into US dollars. On 1 April 1997, Telecom’s ADR to ordinary share ratio changed from 1:16 to 1:8. On 25 September 2007, Telecom’s ADR to ordinary share ratio changed from 1:8 to 1:5.

1 Estimate based on an exchange rate at 10 July 2008 of US$0.7567

136 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

2.2 Price history

The following tables set out, for the periods indicated, the highest and lowest closing sale prices for the ordinary shares as derived from the Daily Official List of the NZSX, and the highest and lowest sale prices of the ADSs quoted on the NYSE:

(a) Annual high and low market prices for the last five financial years:

PERIOD NZ$ PER SHARE US$ PER ADS

HIGH LOW HIGH LOW

1 July 2003 – 30 June 20041 5.80 4.76 22.21 15.84

1 July 2004 – 30 June 20051 6.45 5.52 27.37 20.64

1 July 2005 – 30 June 20061 6.26 3.95 24.72 13.71

1 July 2006 – 30 June 20071 5.05 3.88 20.64 13.68

1 July 2007 – 30 June 20081 4.79 3.57 21.90 13.45

(b) Quarterly high and low market prices for the last two financial years and the period ended 30 June 2008:

PERIOD NZ$ PER SHARE US$ PER ADS

HIGH LOW HIGH LOW

1 July 2006 – 30 September 20061 4.36 3.88 16.47 13.68

1 October 2006 – 31 December 20061 4.82 4.06 19.25 15.22

1 January 2007 – 31 March 20071 5.05 4.47 20.17 18.04

1 April 2007 – 30 June 20071 4.88 4.38 20.64 19.15

1 July 2007 – 30 September 20071 4.79 4.02 21.90 15.84

1 October 2007 – 31 December 2007 4.60 4.17 17.55 15.24

1 January 2008 – 31 March 2008 4.35 3.74 16.85 14.87

1 April 2008 – 30 June 2008 4.06 3.57 16.10 13.45

(c) Monthly high and low market prices for the last six months:

PERIOD NZ$ PER SHARE US$ PER ADS

HIGH LOW HIGH LOW

1 February 2008 – 29 February 2008 4.12 3.86 16.37 15.25

1 March 2008 – 31 March 2008 3.96 3.74 16.10 14.87

1 April 2008 – 30 April 2008 4.06 3.58 16.10 14.23

1 May 2008 – 31 May 2008 4.02 3.82 15.66 14.70

1 June 2008 – 30 June 2008 4.02 3.57 15.53 13.45

1 July 2008 – 30 July 2008 3.81 3.28 13.77 12.44

1 August 2008 – 11 August 2008 3.76 3.36 13.65 11.69

1 Historic prices retrospectively restated to reflect the impact of both the capital return and ratio change of ordinary shares to ADRs in September 2007. For more information on the capital return and ratio change go to: ‘Capital return and ADR ratio change’ on page 138 and note 23 to the financial statements.

annualreport.telecom.co.nz/2008 137

2.3 Share buybacks

Telecom currently operates a small on-market share buyback programme on a quarterly basis. The shares are purchased to offset shares that are issued under Telecom’s dividend reinvestment plan. The share buyback is intended to eliminate an increase in capital arising under the dividend reinvestment plan and any consequential dilutionary effect for existing shareholders. Shares acquired under the buyback are cancelled.

PERIOD TOTAL NUMBER OF SHARES (OR UNITS) PURCHASED1 AVERAGE PRICE PAID PER SHARE (OR UNITS) ($NZ) TOTAL NUMBER OF SHARES (OR UNITS) PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMS MAXIMUM NUMBER (OR APPROXIMATE DOLLAR VALUE) OF SHARES (OR UNITS) THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS2

2007

August - - - -

September - - - -

October - - - -

November 26/11/07 – 30/11/07 4,965,000 4.2611 4,965,000 15,000,0003

December - - - -

2008

January - - - -

February 25/02/08 – 29/02/08 5,348,771 3.9192 5,348,771 15,000,0003

March - - - -

April - - - -

May 26/05/08 – 30/05/08 5,752,200 3.9225 5,752,200 15,000,0003

June - - - -

July - - - -

1 All share purchases were on-market transactions and all shares purchased were cancelled.

2 On 3 August 2007 Telecom announced that it would reintroduce its on-market buyback programme to neutralise its dividend reinvestment plan. Under the buyback programme, Telecom is authorised by the board to acquire on-market an equivalent number of ordinary shares as would be issued pursuant to Telecom’s dividend reinvestment plan, in order to reduce dilution. This authorisation is ongoing and is reviewed each quarter by the board. Announcements of Telecom’s intention to undertake share purchases under the buyback programme were made on 20 November 2007, 14 February 2008, 20 May 2008 and 26 August 2008.

3 Each buyback by Telecom occurs quarterly. The maximum number of shares to be purchased is set at the beginning of each buyback period and is restricted to the buyback occurring during that quarter.

2.4 Capital return and ADR ratio change

Following the sale of Yellow Pages Group in April 2007 for $2.161 billion Telecom announced on 3 May 2007 its intention to make a capital return to shareholders of approximately $1.1 billion via a shareholder and court approved scheme of arrangement. Under the scheme of arrangement 1 in 9 ordinary shares were cancelled on a pro-rata basis in exchange for NZ$4.88 for each cancelled share. The scheme of arrangement was approved by shareholders at a special meeting on 17 August 2007 and final High Court approval was obtained on 3 September 2007. The capital return was successfully completed in October 2007.

Australian shareholders received approximately A$4.17 per cancelled share. Telecom has obtained a determination and corresponding class ruling from the Australian Tax Office in relation to elements of the Australian tax treatment of the capital return proceeds.

Immediately following the capital return Telecom’s ADR to ordinary shares ratio was changed from 1:8 to 1:5. From an ADR holder’s perspective the combination of the capital return and ratio change resulted in the receipt of approximately US$3.27 for every existing ADR held and the issue of 42.2% more ADRs.

138 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

3 Shareholders

3.1 Current substantial security holders

According to information publicly available to Telecom via notices filed pursuant to the New Zealand Securities Markets Act 1988, the beneficial owners of 5% or more of Telecom’s shares were as follows:

% OF CLASS AT 30 JUNE1

OWNER NUMBER OWNED AS AT 30 JUNE 2008

2008 2007 2006

AXA Group2 160,437,018 8.79 N/A N/A

Commonwealth Bank Group2 193,369,318 10.59 7.79 N/A

ING Group 91,323,940 5.00 4.51 6.46

Macquarie Group Limited 150,736,629 8.26 N/A N/A

Mondrian Investment Partners Limited 114,441,500 6.27 6.40 6.60

Lazard Asset Management Pacific Co 112,320,526 6.15 6.04 N/A

Westpac Banking Corporation 151,926,301 8.32 7.31 N/A

1 The percentages quoted are based on the issued share capital of 1,960,933,948 shares as at 30 June 2006, 2,019,998,237 shares as at 30 June 2007 and 1,825,707,911 shares as at 30 June 2008. Accordingly, the percentages may differ from those notified to NZX by the shareholder at the time of the transaction.

2 The Commonwealth Bank of Australia Group and AXA Group have each sought and been granted approval by the board and Kiwi Shareholder to acquire a relevant interest in 10% or more (but not exceeding 15%) of Telecom shares.

Major shareholders have the same voting rights as other shareholders.

3.2 Twenty largest registered shareholders as at 11 August 2008

RANK HOLDER NAME HOLDING%

1 ANZ Nominees Limited - NZCSD 326,589,733 17.89

2 National Nominees New Zealand Limited - NZCSD 203,743,184 11.16

3 HSBC Nominees (New Zealand) Limited - NZCSD 181,391,890 9.94

4 JP Morgan Nominees Australia Limited 125,975,723 6.90

5 National Nominees Limited 113,611,000 6.22

6 HSBC Nominees (New Zealand) Limited - NZCSD 111,125,068 6.09

7 HSBC Custody Nominees (Australia) Limited 101,938,120 5.58

8 ASB Nominees Limited 78,546,699 4.30

9 ANZ Nominees Limited 55,516,112 3.04

10 Cogent Nominees Pty Limited 44,236,508 2.42

11 Citibank Nominees (New Zealand) Limited - NZCSD 32,444,298 1.78

12 Accident Compensation Corporation - NZCSD 31,539,347 1.73

13 New Zealand Superannuation Fund Nominees Limited - NZCSD 29,637,122 1.62

14 Citicorp Nominees Pty Limited 19,916,099 1.09

15 Citicorp Nominees Pty Limited 17,568,825 0.96

16 Premier Nominees Limited - NZCSD 16,159,425 0.89

17 RBC Dexia Investor Services Australia Nominees Pty Limited 15,301,844 0.84

18 Australian Reward Investment Alliance 14,573,800 0.80

19 Premier Nominees Limited - NZCSD 11,411,695 0.63

20 NZGT Nominees Limited - NZCSD 10,868,650 0.60

3.3 Analysis of shareholding as at 11 August 2008

FROM TO HOLDER COUNT % HOLDING QUANTITY %

1 999 14,536 36.33 7,770,616 0.46

1,000 4,999 19,232 48.07 44,059,624 2.41

5,000 9,999 3,677 9.19 25,673,273 1.41

10,000 99,999 2,392 5.98 49,908,978 2.73

100,000 and over 175 0.44 1,698,395,171 93.02

TOTAL 40,012

Non-marketable parcels – as at 11 August 2008 there were 1,085 shareholders holding a parcel of between 1 and 99 Telecom shares.

annualreport.telecom.co.nz/2008 139

Additional shareholder information

Additional shareholder information

1 Subsidiary company directors

The following people held office as directors of subsidiary companies at 30 June 2008, or retired during the year – indicated with an (R). Alternate directors are indicated with an (A).

4PL Solutions Limited S Moutter, M Verbiest

AAPT Limited M Bogoievski (R), M Ratcliffe (R), M Verbiest (R), S Moutter , T McEwan (R), P Broad, J Orlando, D Yuile, P Reynolds, R Snodgrass

AAPT (NZ) Limited M Bogoievski (R), A Briscoe (R), A Parker, M Verbiest

AAPT Finance Pty Limited A Carwardine, N Hunt (R), T Jerome

AAPT Mobile Pty Limited A Carwardine, N Hunt (R), T Jerome

AAPT Wireless Holdings Pty Limited A Carwardine, N Hunt (R), T Jerome

AAPT Wireless Pty Limited A Carwardine, N Hunt (R), T Jerome

ABN 73 080 394 645 Pty Ltd A McInerney, J Orlando

Asterisk Limited M Bogoievski (R), C Hegan (R), S Moutter, M Verbiest

Ceritas New Zealand Limited M Verbiest, S Moutter, C Mulholland

Commerce Solutions Pty Limited A Carwardine, N Hunt (R), T Jerome

Connect Internet Solutions Pty Limited A Carwardine, N Hunt (R), T Jerome

Easycall Limited M Bogoievski (R), C Mulholland, M Verbiest

Ellipsat Australia Pty Ltd A McInerney, J Orlando, D Castiel (R)

Ferrit Limited S Moutter, R Brayham (R), M Verbiest

Gen-i Australia Pty Limited A Carwardine, N Hunt (R), T Jerome

Gen-i Limited S Moutter, M Verbiest

Gillead Pty Ltd A McInerney, J Orlando

Hontas Pty Ltd A McInerney, J Orlando

Illuminationz Limited S Moutter, M Verbiest, C Mulholland

Magna Data Australia Pty Ltd A McInerney, J Orlando

Magna Systems Pty Ltd A McInerney, J Orlando

Mobiletrack Pty Ltd A McInerney, J Orlando

Myline Pty Ltd A McInerney, J Orlando

Natcorp Partners Ltd D Yuile, A McInerney, J Orlando

Natcorp Securities Ltd D Yuile, A McInerney, J Orlando

Natspin Pty Ltd A McInerney, J Orlando

PowerTel Ltd M Bogoievski (R), M Ratcliffe (R), M Verbiest (R), S Moutter, T McEwan (R), P Broad, J Orlando, D Yuile, P Reynolds, R Snodgrass

Request Broadband Pty Ltd A McInerney, J Orlando

Request Business Solutions Pty Ltd A McInerney, J Orlando

Spectrum Chile Pty Ltd A McInerney, J Orlando

Spectrum Global Telecommunications Pty Ltd A McInerney, J Orlando

Spectrum Mobile Pty Ltd A McInerney, J Orlando

Spectrum Network Services Pty Ltd A McInerney, J Orlando

Spectrum Satellite Services Pty Ltd A McInerney, J Orlando

Spectrum Technology Services Pty Ltd A McInerney, J Orlando

TCNZ (Bermuda) Limited M Bogoievski (R), C Adderley, J Collis, M Verbiest (R), M Crockett, P Leath (A), A Briscoe (A), A Parker (A), J Mullan (R)

TCNZ (UK) Investments Limited M Bogoievski (R), N Olson, A Parker

TCNZ (United Kingdom) Securities Limited N Olson, W Chee, N Batchelor

TCNZ Australia Investments Pty Limited M Bogoievski (R), P Broad, J Orlando

TCNZ Australia Pty Limited P Broad, J Orlando

TCNZ Cook Islands Holdings Limited P Garty (R), N Olson

TCNZ Cook Islands Limited P Garty (R), N Olson

Telecom Enterprises Australia Pty Ltd P Broad, J Orlando

TCNZ Equities Limited M Bogoievski (R), M Verbiest, A Parker

TCNZ Finance Limited N Olson, M Bogoievski (R), M Verbiest, P Reynolds, R Houlden, A Parker

TCNZ Financial Services Limited M Bogoievski (R), M Verbiest, A Parker

Teleco Insurance Investments Limited N Olson (R), D lines, C Adderley, M Verbiest (R), A Parker, M Crockett (A), J Collis (A), J Redden (A), P Leath (A)

Teleco Insurance (NZ) Limited M Bogoievski (R), A Parker, M Verbiest

Teleco Insurance Limited N Olson (R), D Lines, C Adderley, M Verbiest (A), A Parker, J Collis (A), J Redden (A), PL Leath (A), M Crockett (A)

Telecom 3G Limited M Verbiest, K Kenrick (R), N Olson

Telecom 3G (Australia) Limited M Verbiest, N Olson

Telecom 3G Holdings Limited M Verbiest, K Kenrick (R), N Olson

Telecom Cook Islands Limited P Garty (R), J Mitchell, M Mitchell, S Davies, T Simmons (R), N Olson

140 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Telecom Corporation of New Zealand (Overseas Finance) Limited M Bogoievski (R), M Verbiest, A Parker

Telecom Credit Limited M Bogoievski (R), A Parker, M Verbiest

Telecom Directories Holdings Limited D Enoka (R), M Verbiest, A Parker

Telecom Enterprises Limited M Bogoievski (R), P Broad (R), J Orlando (R), N Olson, M Verbiest

Telecom Europe ApS M Bogoievski (R), B Kreiborg, J van Rijn, A Parker

Telecom Europe Holdings ApS M Bogoievski (R), B Kreiborg, J van Rijn, A Parker

Telecom Europe 3G ApS M Bogoievski (R), B Kreiborg, J van Rijn, A Parker

Telecom Investments Limited M Bogoievski (R), A Parker, M Verbiest

Telecom IP Limited M Verbiest, C Mulholland

Telecom Leasing Limited M Verbiest, M Bogoievski (R), A Briscoe (A), A Parker

Telecom Mobile Leasing No.1 Limited M Bogoievski (R), A Parker, M Verbiest

Telecom Mobile Leasing No.2 Limited M Bogoievski (R), A Parker, M Verbiest

Telecom Mobile Limited K Kenrick (R), S Moutter, M Verbiest

Telecom New Zealand Australia Pty Limited P Broad, J Orlando

Telecom New Zealand Communications (USA) Limited

A Briscoe, I Neale, C Beedell (R), L Miller

Telecom New Zealand Finance Limited M Bogoievski (R), N Olson (R), A Parker, M Verbiest

Telecom New Zealand Finance (No.2) Limited J Collis, C Adderley, N Olson (R), T Ammisah (A), A Briscoe (A), A Parker, P Leath (A), A Carroll (A), M Crockett (A), J Mullan (R),

Telecom New Zealand International Limited A Briscoe, S Moutter (R), M Verbiest

Telecom New Zealand International Australia Pty Limited A Briscoe, P Barrett, N Hunt (R), T Jerome

Telecom New Zealand Japan Kabushiki Kaisha AN Briscoe C Angove (R), I Tamagawa, J Mitchell

Telecom New Zealand Singapore Pte Limited A Briscoe, L Seng, J Sullivan

Telecom New Zealand Limited M Verbiest, M Bogoievski (R), S Moutter (R), C Mulholland, N Olson, A Parker

Telecom New Zealand (UK) Licences Limited A Briscoe, N Batchelor, W Chee, B Millar

Telecom New Zealand UK Limited A Briscoe, N Batchelor, W Chee, B Millar

Telecom New Zealand USA Limited A Briscoe I Neale, L Miller, J van Woerkom (R), B Millar

Telecom Pacific Investments Limited P Garty (R), N Olson, M Verbiest

Telecom Pacific Limited M Bogoievski (R), M Verbiest, N Olson

Telecom Pagenet Limited M Bogoievski (R), M Verbiest, C Mulholland

Telecom Purchasing Limited M Bogoievski (R), A Parker, M Verbiest

Telecom Retail Holdings Limited K Kenrick (R), S Moutter, M Verbiest

Telecom Rentals Limited A Parker, M Verbiest

Telecom Southern Cross Finance Limited J Collis, C Adderley, N Olson (R), A Parker, M Crockett (A), J Mullan (R)

Telecom Southern Cross Limited M Bogoievski (R), N Olson, M Verbiest

Telecom Trustee Limited M Verbiest, C Mulholland

Telecom US Leasing Limited M Bogoievski (R), S Moutter (R), A Parker, M Verbiest

Telecom US Leasing No.2 Limited M Bogoievski (R), S Moutter (R), A Parker, M Verbiest

Telecom Wellington Investments Limited M Bogoievski (R), A Parker, M Verbiest

Telegistics Repair Limited K Kenrick (R), S Moutter, M Verbiest

The Mobile Phone Company Limited M Bogoievski (R), C Mulholland, M Verbiest

The Talkshop Pty Ltd A McInerney, J Orlando

Xtra Limited R Snodgrass (R), M Ratcliffe (R), S Moutter, M Verbiest

2 Summary of Telecom’s constitution

This section summarises the principal provisions of Telecom’s constitution. Telecom is governed by its constitution. The constitution can only be amended with the consent of the holders of 75% of the issued shares in Telecom, entitled to vote and voting on the resolution to amend the constitution. For a copy of Telecom’s constitution go to: www.telecom.co.nz/abouttelecom/governanceattelecom

Telecom’s constitution does not specify the objects or purposes of Telecom.

2.1 Changes in capital

Telecom’s directors have the authority to approve the issue of shares at their discretion, subject to the requirement to act in accordance with the constitution, New Zealand law and the listing rules of the exchanges on which Telecom is listed. There are limitations on shareholdings above certain percentage levels, which are described further below, go to: ‘Limitations on shareholdings’ on page 144.

2.2 Restrictions on ownership

The constitution contains provisions designed to enable Telecom to monitor and enforce the ownership restrictions imposed by the Kiwi Shareholder. These restrictions are described further below, go to: ‘Limitations on shareholdings’ on page 144.

2.3 Borrowing

Telecom’s directors have all the powers necessary for managing Telecom’s business and affairs, including the power to borrow. There are no restrictions in the constitution specifically limiting

annualreport.telecom.co.nz/2008 141

the power to borrow. However, there is a requirement for shareholder approval of all major transactions and material transactions with related parties.

2.4 Telecom may redeem redeemable equity securities

Subject to the listing rules of the exchanges on which Telecom is listed and the Companies Act, the constitution allows Telecom to redeem redeemable equity securities: at its option if permitted by the terms of issue; at the option of the holder of the redeemable equity securities if permitted by the terms of issue; and on a date for redemption, if any, specified in the constitution, or specified in the terms of issue of the redeemable securities.

Telecom may only redeem redeemable equity securities for a consideration that is specified, or calculated by reference to a formula, or fixed by a suitably qualified person who is not associated with or interested in Telecom in accordance with the Companies Act. In order to redeem securities, Telecom must satisfy the solvency test after the redemption, in accordance with the Companies Act. The board must have resolved and certified that the redemption of the shares is of benefit to the remaining shareholders, and that the consideration for the redemption is fair and reasonable to the remaining shareholders. The board must certify the grounds for its conclusion.

2.5 Further capital calls

The constitution empowers the board to make calls on any holder of securities only for any money that is unpaid on that holder’s securities and not otherwise payable at a specified time. An obligation to pay unpaid amounts of the issue price of any securities cannot be cancelled, reduced or deferred except by an ordinary resolution. At the date of this annual report Telecom’s share register did not include any shares in respect of which amounts were unpaid.

The constitution does not impose a liability on shareholders for any further capital calls by Telecom. In particular, no money is payable for calls or otherwise on shares which were fully paid at the time the constitution was adopted or on the Kiwi Share (which is the one preference share held by the New Zealand Government).

2.6 Sinking fund provisions

The constitution does not contain any sinking fund provisions.

2.7 Alteration of rights

Under the constitution the rights attaching to Telecom’s shares can be varied or abrogated only with the consent of the holders of 75% of the issued shares of that class that may be affected, entitled to vote and voting on the resolution to alter the rights. Currently, Telecom only has one class of shares on issue. Telecom does not need shareholder approval for actions which affect the rights attached to equity securities (other than Telecom shares) in respect of equity securities issued before

30 April 1995 or on terms expressly permitting the action in question to be taken.

2.8 Share in telecom’s profits

The constitution does not provide shareholders with any additional rights to share in Telecom’s profits other than the right to dividends as described below, go to: ‘Dividend rights’ on page 143 and the right to share in the distribution of Telecom’s surplus assets as described below, go to: ‘Share in surplus on liquidation’.

2.9 Share in surplus on liquidation

On a distribution of capital in the event of liquidation, the constitution gives all shareholders the right to an equal share in the distribution of Telecom’s surplus assets. The Kiwi Shareholder has the right to have its share capital repaid before any other shareholder. The Kiwi Shareholder has no other rights to participate in the distribution of Telecom’s capital or profits.

2.10 Alteration of rights of ADR holders

Telecom has established an ADR facility to provide for the deposit of shares and the creation of ADSs representing the deposited securities, and for the execution and delivery of ADRs evidencing such ADSs.

The ADRs and the provisions of the Deposit Agreement may be amended by agreement between Telecom and the Depositary. ADRs already on issue will not be affected by certain amendments until 30 days’ notice has been given to the ADR holders.

2.11 Directors

Composition of the board

The constitution requires that at least half of the board be New Zealand citizens. For the period until 1 July 2010, a managing director of Telecom who is resident in New Zealand but not a New Zealand citizen is not required to be counted for the purposes of this calculation.

Interested directors’ voting powers

The NZSX Listing Rules prohibit a director, who has a direct or indirect interest or relationship that could reasonably materially influence the director’s decisions in relation to a transaction that Telecom proposes to enter into, from voting on that transaction and from being included in the quorum at which a matter relating to the transaction arises. However, interested directors are permitted to vote where a directors’ certificate is required under the Companies Act or the vote relates to the grant of an indemnity in favour of a director or employee. Where a director is interested in a transaction, that director may attend the meeting at which the matter is discussed, at their discretion.

Remuneration

The board may authorise, without shareholder approval: the remuneration of any managing director in their capacity as an executive; payments to directors of reasonable travelling, accommodation and other expenses incurred in relation to Telecom’s management; and subject to any applicable restrictions in the NZSX or ASX Listing Rules, any remuneration for work not in the capacity of a director and special payments to directors undertaking

142 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

additional work not expected of the other directors (an interested director cannot vote as described above), provided the board is satisfied that such remuneration is fair to Telecom.

The sums to be paid to the directors for their services as directors (other than for services as the managing director) must be approved by shareholders by ordinary resolution. That approval applies from that determination and to all subsequent years until the shareholders alter that approval by ordinary resolution. The board has agreed to grandfather retirement allowances in respect of all directors appointed prior to 1 May 2004, as described in ‘Retirement allowances’ on page 122. The payment of retirement allowances to directors appointed prior to 1 May 2004 does not require shareholder approval.

Retirement of Directors

One third (or the number nearest to one third if the total number of directors is not a multiple of three), of the directors must retire each year at the annual meeting, but shall be eligible for re-election at this meeting. The directors (other than the managing director, which in the case of Telecom, is the CEO) may not retain office for more than three years without offering themselves for re-election.

In addition, the constitution specifies that directors must retire on attaining the age of 70 years. For the provisions in the constitution detailing other retirement requirements go to: ‘Retirement and re-election of directors’ on page 114.

Number of shares required to be held by a director

There is no requirement in the constitution for directors to hold Telecom shares.

2.12 Shares

Dividend rights

The directors may authorise a dividend provided the directors are satisfied on reasonable grounds and certify that Telecom is able to meet the solvency test contained in the Companies Act immediately after the dividend is paid.

The board must not authorise a dividend:

in respect of some but not all shares in a class; and

that is of a greater value per share in respect of some shares in a class than it is in respect of other shares of that class, unless the shares are not fully paid up, in which case the dividends can be paid in proportion to the amount paid up on each share.

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

In addition, the board can authorise and pay a supplementary dividend to non-resident shareholders who qualify for such a dividend in terms of the New Zealand Income Tax Act 2007.

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

Distributions to ADR holders

Whenever the Depositary or the Custodian receives any cash dividend or other cash distribution on any deposited securities, the Depositary will, subject to the Depositary being able to convert any sums received in foreign currency into US dollars, convert the distribution into US dollars and distribute the amount received (minus any relevant taxes, charges and fees) to ADR holders in proportion to the number of ADSs held as at the relevant record date.

Subject to the Depositary Agreement, if any distribution is in the form of a dividend or free distribution of shares, the Depositary may, at Telecom’s request, distribute to ADR holders additional ADRs representing the amount of such shares proportionate to the number of ADRs held.

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

The quorum for a meeting of shareholders is two or more shareholders having the right to vote at the meeting, and no business can be transacted unless a quorum is present. Upon the Depositary’s receipt from Telecom of notice of the annual meeting of Telecom’s shareholders, the Depositary will mail to ADR holders a notice and fix the record date (the date on which ADR voting entitlements are determined).

annualreport.telecom.co.nz/2008 143

Voting rights

Telecom’s ordinary shares each carry a right to vote on any resolution on a poll at a meeting of shareholders. Holders of ordinary shares may vote at a meeting in person, or by proxy, representative, or attorney. Voting may be conducted by voice, or show of hands, or poll. The Kiwi Share and the options carry no right to vote at a meeting of shareholders.

The constitution also allows the board to set the record date for determining who may vote and what shares may be voted at a meeting of shareholders. Such record date may be as late as 5pm on the day before such meeting.

Where two or more persons are registered as the holders of a share, the vote of the person named first in the share register and voting on a matter must be accepted to the exclusion of the votes of the other joint holders.

A shareholder is not entitled to vote at any meeting of shareholders (other than at a meeting of an interest group to which that shareholder belongs) unless all sums due to Telecom by that shareholder in respect of any share registered in that shareholder’s name have been paid. At the date of this annual report, Telecom did not have any shares in respect of which sums remained unpaid.

Shareholders must vote on a show of hands or by voice vote unless a poll is called. A poll may be demanded by:

the chairman;

at least five shareholders having the right to vote at the meeting;

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

Voting rights on director appointments

The shareholders may, by ordinary resolution, appoint by separate resolutions persons who are not disqualified either to fill a casual vacancy, or subject to the maximum number of directors not being reached, to act as an additional director. For the provisions relating to director retirement, go to: ‘Retirement and re-election of directors’ on page 114.

When are resolutions required?

Under the constitution matters which shareholders are required to vote on include:

appointing or removing a director or an auditor;

adopting or altering the constitution;

approving a major transaction;

approving an amalgamation under the Companies Act; and

liquidating Telecom.

Disenfranchisement

If the board (or the New Zealand Government, which is the holder of the Kiwi Share, after consultation with the board) determines that there are reasonable grounds for believing that a person has a Relevant Interest (as defined in the constitution) in voting shares in excess of the limitations described below (Affected Shares), the board (or the holder of the Kiwi Share if the board fails to act in a manner that remedies the basis of the determination) may, after following certain procedures, prohibit the exercise of voting rights (in which case voting rights vest in the chair). The shareholder may still attend and speak at the meeting.

Go to: ‘Limitations on shareholdings’ below for more information in relation to Affected Shares.

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

The Deposit Agreement does not provide ADR holders the right to cause the Depositary to request a meeting of shareholders. Go to: ‘Limitations on shareholdings’ below in relation to the circumstances where ADR holders could be disenfranchised. Also go to: ‘Alteration of rights of ADR holders’ on page 142 to see other circumstances in which a holder may be disenfranchised.

2.13 Limitations on shareholdings

The constitution provides that:

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

The term ‘Relevant Interest’ is broadly defined to include beneficial ownership, the power to vote or control the vote attached to voting shares, the power to acquire or dispose of or control the acquisition or disposition of voting shares, and an

144 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

interest pursuant to any agreement or arrangement under which any of the foregoing rights arise, whether express, implied, direct, indirect, actual, contingent, present, future, shared with others, legally enforceable or not, which is held directly or by a related body corporate. The term excludes certain limited interests arising from particular financial, custodial, trading and similar relationships.

The board may force the sale of Affected Shares (go to: ‘Disenfranchisement’ on page 144 for a description of Affected Shares). The board may also decline to register a transfer of shares (other than a class transfer) if it reasonably believes that the transfer would breach the shareholding limitation restrictions. Each holder of ADRs is also subject to the provisions of the constitution restricting ownership of shares. The board and/or the holder of the Kiwi Share may enforce these provisions of the constitution against the Depositary or the Custodian as the registered holders of shares relating to the ADRs that have been issued.

Overseas persons who acquire shares in Telecom must also comply with the Overseas Investment Act and Regulations. The Overseas Investment Act requires that an overseas person obtain consent from the Overseas Investment Office before they enter into certain acquisitions of shares or interests in shares. The acquisitions for which consent is required are acquisitions which result in the overseas person or an associate of an overseas person:

acquiring a beneficial entitlement to or interest in 25% or more of the outstanding shares or interests, or the right to exercise or control the exercise of 25% or more of the votes entitled to be cast at a Telecom meeting;

increasing its entitlements, interests or rights beyond 25%; and

being able to appoint or control the appointment of 25% or more of the board.

There are limited exceptions to these requirements.

3 Material contracts

Excluding any contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by Telecom or any member of the Telecom Group which are, or may be, material to the group. Telecom is subject to the Undertakings, which came into effect on 31 March 2008. For further information on the Undertakings go to: ‘Operational separation Undertakings’ on page 30.

4 Partnering arrangements

Alcatel-Lucent

Telecom and Alcatel-Lucent New Zealand Limited entered into a strategic partnering relationship in June 2002 to manage the development and integration of the Trans-Tasman IP-based multi-service NGN. Telecom and Alcatel-Lucent have agreed to work together to migrate Telecom’s current voice and data networks to an IP network in New Zealand and to integrate that network with Telecom’s core network in Australia. Alcatel-Lucent will be the primary supplier to Telecom of network equipment to provide new services in New Zealand.

In June 2003, Lucent Technologies (NZ) Limited (now Alcatel-Lucent New Zealand Ltd) signed a five-year agreement with Telecom in which Lucent agreed to supply Telecom with CDMA network products and services and to manage Telecom’s network planning, design, implementation and operational services, including all support and maintenance in relation to Telecom’s CDMA network in New Zealand. In 2007 Telecom entered into contracts with Alcatel-Lucent to supply and build new WCDMA and GSM-Edge networks.

Brightstar

In 2008 Telecom signed a five year agreement with Brightstar NZ Limited and Brightstar Corporation (as Guarantor for Brightstar NZ) that involves the sourcing of mobile phones and supply chain services like warehouse and distribution operations, product lifecycle management, detailed reporting and stock management.

Kordia Limited

In January 2003, Telecom signed a five-year agreement with Kordia Limited by which Kordia agreed to build an open access network to enable Telecom to provide a range of broadband and wireless services to rural customers who were beyond the reach of Telecom’s DSL Yahoo!Xtra services. The network was completed in November 2003.

Sky Network Television Limited

In July 2003, Telecom entered into a reseller agreement and a retransmission agreement for 5 years with Sky Network. Under the retransmission agreement Telecom is able to retransmit Sky Network programming over Telecom’s network. Under the reseller agreement Telecom can resell Sky Network services to domestic customers and to commercial customers with Sky Network’s consent. Sky Network and Telecom have agreed that they will consider a renewal of the agreements, however, there is no obligation on either party to renew and either party can terminate on 60 days notice.

EDS (New Zealand) Limited

Telecom has outsourced the operation of its information services systems to EDS under an agreement to 2012 that covers fully contestable application development and maintenance services, and facilities management services. An EDS outsourcing agreement for Australia is based on that for New Zealand, however, EDS does not provide application development and maintenance services in Australia under the outsourcing agreement.

Hutchison Whampoa Limited

In June 2006 Telecom and Hutchison Whampoa entered into a 5 year service agreement to share information in relation to UMTS business operations and where Telecom can participate in Hutchison group brand and strategy forums.

Sprint Nextel Corporation

Telecom and Sprint collaborate on procurement, marketing and service development initiatives for products and services relating to their respective CDMA wireless networks including wireless networks and WiMax technology across four key areas; terminals, infrastructure (network and IT), content and products.

annualreport.telecom.co.nz/2008 145

Tech Mahindra

In June 2008 Telecom signed a contract with Tech Mahindra for delivery of the IS stack NGT. Tech Mahindra provides intellectual property, delivery capability and best practices as an expert systems integrator of telecommunications systems.

Yahoo! Australia & NZ Pty Limited (Yahoo!7)

Yahoo!Xtra New Zealand Limited is owned 51% by Yahoo!7 and 49% by Telecom and provides online advertising and other services. Yahoo!7 provides Telecom with products and services for the Yahoo!Xtra publicly available portal, and a portfolio of products and services for Telecom’s ISP subscribers to access and use through a portal that is available to subscribers.

5 Exchange controls

The NZ dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders. Go to: ‘Dividends’ on page 146, for a description of the taxation on dividend returns to shareholders. Interest payments to non-resident holders of debt securities are subject to Non-Resident Withholding Tax (NRWT), however, issuers may instead seek approval to pay an Approved Issuer Levy (AIL), representing 2% of the interest payments.

6 Taxation

The following summary is based on tax laws of the United States and New Zealand in effect on the date of this Report, and is subject to changes in United States or New Zealand law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than the United States or New Zealand.

This summary does not describe United States federal estate and gift tax considerations, nor state and local tax considerations within the United States, and is not a comprehensive description of all United States federal or New Zealand tax considerations that may be relevant to a decision to purchase, sell or hold ADSs or shares. Furthermore, this summary does not address United States federal income tax or New Zealand income tax considerations relevant to holders of ADSs or shares who are subject to taxing jurisdictions other than, or in addition to the United States and New Zealand, and does not address all possible categories of United States holders, some of which (such as financial institutions, insurance companies, broker-dealers, partnerships and their partners, tax-exempt organisations (including private foundations), holders who own (directly, indirectly, or constructively) 10% or more of Telecom’s voting stock, investors that hold ADSs or shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar) may be subject to special rules.

This summary contains a description of the principal United States federal and New Zealand tax consequences of the purchase, ownership and disposition of ADSs or shares by a ‘United States holder’ only (as separately defined in ‘United States Taxation’ and ‘New Zealand Taxation’ below).

6.1 United States taxation

As used in this section ‘United States Taxation’, the term ‘United States holder’ means a beneficial owner of ADSs or shares that is (i) an individual citizen or resident of the United States (ii) a corporation or other entity taxable as a corporation organised under the laws of the United States or any state or political subdivision thereof (iii) an estate the income of which is subject to United States federal income tax without regard to its source (iv) a trust if a United States Court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or, if the trust was in existence on 20 August 1996 and has elected to be treated as a United States person. This discussion assumes that United States holders hold ADSs or shares as capital assets.

If an entity that is classified as a partnership for United States federal tax purposes holds ADSs or shares, the United States federal income tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are classified as partnerships for United States tax purposes and persons holding ADSs or shares through such entities should consult their tax advisors.

For United States federal income tax purposes holders of ADSs will be treated as owners of the underlying shares represented by the ADSs.

Dividends

For United States federal income tax purposes any cash distributions paid (without reduction for New Zealand withholding tax, go to: ‘Dividends’ on page 147) with respect to ADSs or shares out of current or accumulated earnings and profits as determined under United States federal income tax principles (Earnings & Profits) to a United States holder, will be includible in the gross income of such holder as dividend income. Because Telecom does not intend to determine its Earnings and Profits, any distribution paid will generally be treated as a ‘dividend’ for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a ‘qualified foreign corporation’ at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation classified as a ‘passive foreign investment company’ for United States federal income tax purposes) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and New Zealand which the Secretary of Treasury has determined is satisfactory for these purposes and we believe we should be

146 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

eligible for the benefits of the treaty. In addition, because the ADSs are traded on the New York Stock Exchange, they are considered readily tradable on an established securities market in the United States. United States corporations that hold ADSs or shares will generally not be entitled to the ‘dividends received deduction’ generally available for dividends received from United States corporations (and certain non-United States corporations).

A distribution of shares by Telecom to its shareholders made as part of a pro-rata distribution to all shareholders of Telecom generally will not be treated as a taxable dividend to United States holders.

For United States federal income tax purposes the amount of any distribution paid in NZ dollars will be the US dollar value of the NZ dollars at the spot currency exchange rate in effect on the date of receipt of the distribution by the United States holder or by the Trustee, whether or not the NZ dollars are in fact converted into US dollars at that time. No additional currency exchange gain or loss will be recognised by a United States holder if the NZ dollars received are converted into US dollars on the date received at that spot rate. Currency gain or loss, if any, realised on the disposition of NZ dollars generally will be a foreign currency gain or loss, which is United States source ordinary income or loss.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. Subject to limitations discussed below, the withholding tax imposed by New Zealand is a creditable foreign tax for United States federal income tax purposes in an amount generally equal to the US dollar equivalent of the withholding tax paid (i) for cash basis taxpayers, at the conversion rate in effect on the day the withholding tax is paid (ii) for accrual-basis taxpayers, at the average exchange rate for the taxable year to which the withholding tax relates (or at the conversion rate in effect on the day the withholding tax is paid if the accrual basis taxpayer makes such an election). Therefore, the holder will generally be entitled to treat the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid if the holder does not elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended).

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

Sale or other disposition of ADSs or shares

A United States holder will recognise capital gain or loss on the sale or other disposition of ADSs or shares in an amount equal to the difference between the holder’s basis in the ADSs or shares and the amount realised upon their disposition, which gain or loss will be long term if the ADSs or shares have been held for more than one year. Capital losses are generally deductible only against capital gains and not against ordinary income.

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

Backup withholding and information reporting

Information reporting generally will apply to payments of dividends on, and proceeds from the sale or redemption of, ADSs or shares made within the United States to a United States holder of ADSs or shares (other than an exempt recipient, including a corporation and certain other persons). Backup withholding, at a rate of 28%, may apply to those amounts if a United States holder (other than an exempt recipient) fails to provide an accurate tax identification number or to report interest and dividends required to be shown on its United States federal income tax returns. The amount of backup withholding imposed on a payment to a United States holder generally will be allowed as a credit against the holder’s United States federal income tax liability.

6.2 New Zealand taxation

As used in this section ‘New Zealand Taxation’ the term ‘United States holder’ means a beneficial owner of ADSs or shares that (i) is resident in the United States for tax purposes and is accepted as such by the New Zealand taxing authorities (ii) is not also resident in New Zealand for New Zealand tax purposes (iii) does not hold ADSs or shares in connection with any permanent establishment or fixed base in New Zealand.

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

annualreport.telecom.co.nz/2008 147

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

Stock dividends (also known as ‘bonus issues’ for New Zealand tax purposes) made by Telecom will be categorised under New Zealand tax law as either taxable bonus issues or non-taxable bonus issues. Broadly speaking, taxable bonus issues arise where Telecom allows a shareholder to choose between the receipt of cash and the receipt of shares (where the shareholder takes the shares) or when Telecom issues shares and elects to treat the issue as a taxable bonus issue. In general, any distribution by Telecom on or in respect of its shares, other than a non-taxable bonus issue, will be considered a dividend for New Zealand tax purposes. Taxable bonus issues are treated as non-cash dividends for New Zealand tax purposes. Taxable bonus issues (as well as other non-cash dividends) made to a United States holder are subject to New Zealand withholding tax at the rate of zero percent to the extent that imputation credits are attached to the dividend at the maximum rate allowable. With respect to any remaining portion, New Zealand withholding tax will be payable by Telecom. Non-taxable bonus issues are not treated for New Zealand tax purposes as dividends, and the New Zealand withholding tax does not apply to them.

Share repurchases and cancellations by Telecom are subject to a regime that treats the repurchase or cancellation amount as a dividend to the extent that it exceeds the amount of available subscribed capital in Telecom. Available subscribed capital is essentially the amount paid to Telecom in respect of the issue of shares, less amounts of subscribed capital already returned to shareholders. If the amount paid on cancellation or redemption is less than the amount of Telecom’s available subscribed capital, the payment is generally not treated as a dividend. However, where shares are repurchased off-market and aggregate payments to shareholders are less than 10% of the market value of all shares in Telecom, or to the extent the repurchase is in lieu of a dividend, payments to shareholders are treated entirely as dividends. Where Telecom repurchases shares on-market, amounts received by shareholders are not dividends in the shareholders’ hands. However, to the extent the payments for on-market repurchases exceed the available subscribed capital, tax is effectively required to be paid by Telecom on that excess amount.

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

148 TELECOM ANNUAL REPORT 2008

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Provisional tax

Companies pay New Zealand tax on a provisional basis in three instalments at four-month intervals in respect of each income year. They may pay further tax or receive a refund of tax depending on their final tax liability determined in their tax return for that income year.

Imputation credits arising from payments of tax are recorded as credits in an account called an imputation credit account at the time the tax is paid.

Continuity of ownership requirement

Telecom must satisfy continuity of ownership requirements to retain its imputation credits. To this end it must maintain at least 66% of its ownership on a continuous basis from the date it derives imputation credits (ie pays a tax instalment) to the date it attaches those imputation credits to dividends (ie the date of the payment of the dividend). Accordingly, imputation credits in Telecom’s imputation credit account will be lost upon the occurrence of a more than 34% change in its ownership at any time between the derivation of those credits and the attaching of those credits to dividends.

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

7 Legal proceedings

For details of Telecom’s significant legal proceedings and investigations go to: note 28 to the financial statements.

8 Documents on display (U.S.)

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

annualreport.telecom.co.nz/2008 149

Forward-looking statements

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

These forward-looking statements include statements of Telecom’s present expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. These forward-looking statements include, without limitation, expectations concerning:

The efficiency of Telecom’s transformation strategy and Telecom’s ability to successfully implement such strategy

Delivering on the Undertakings

Telecom’s network and infrastructure development plans, including the rollout of the WCDMA mobile network, a nationwide fibre rollout and PSTN voice-replacement

EBITDA of AAPT and the group, depreciation and amortisation of the group and consolidated net earnings of the group contained in the CEO’s report on page 4 and the Outlook statement on page 44, and expectations for Telecom’s future performance generally

Capital expenditure and investment plans (including capital expenditure that is expected to peak in 2009 and expected reductions in capital expenditure from 2010 onwards)

The target dividend payout

The performance of AAPT and its ability to achieve sustainable and profitable revenue growth and reduction in operating costs

Cash flow from operations and available borrowings are sufficient to fund Telecom’s expected capital expenditure, working capital and investment requirements

The performance of investments, joint ventures and acquired businesses

Growth of, and opportunities available in, the communications, IT services, information and entertainment sectors and Telecom’s positioning to take advantage of those opportunities

The convergence of technologies and growth and opportunities to offer new wave products and services revenues

Plans for the launch of new products and services

Network performance and quality

The impact of regulatory initiatives on operations, including the impact of the Undertakings

The impact of legal proceedings involving Telecom

Competition, market shares, prices and growth

The operating environment and overall market conditions and trends When used in this Report, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “plan” and similar expressions, as they relate to Telecom, are intended to identify forward-looking statements.

Such forward-looking statements are not guarantees of future performance. Actual results, performance or achievements could differ materially from those projected in, or implied by, the forward-looking statements as a result of various assumptions, risks and uncertainties.

In addition to the risks described in Risk factors, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

Telecom’s ability to successfully implement its transformation strategy

Telecom’s ability to comply with the Undertakings

Vigorous competition in the markets in which Telecom operates and the entrance of new competitors to these markets particularly in the New Zealand market for mobile phone services

The impact of the introduction of UCLL and UBA products

The impact of further regulation regarding Telecom’s TSO obligations

Rapid technological changes and convergence of telecommunications, information services and media markets and technologies

Uncertainties regarding operating new systems and technologies

Uncertainties about the degree of growth in the number of consumers in the markets in which Telecom operates

Decreasing revenues from traditional services owing to mobile and other substitution and competitive pressures

Technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service

The anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives not being realised

Significant changes in market shares for Telecom and its principal products and services

Network or system interruptions owing to natural disasters and other events such as fire, terrorism or sabotage affecting key facilities, software faults, viruses and power supply loss or overloading

Use of third party suppliers and the resources available in the New Zealand labour market for delivery of important services

Uncertainties around acquisitions and investments

Future regulatory actions and conditions in its operating areas

Uncertainties around economic conditions within the countries in which Telecom operates

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

150 TELECOM ANNUAL REPORT 2008

Glossary

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Glossary

In addition the following terms have the following meanings:

‘ACCC’ means Australian Competition and Consumer Commission.

‘ADR’ means an American Depositary Receipt.

‘ADS’ means an American Depositary Share.

‘ADSL’ means Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire.

‘Affected shares’ means those shares which the Telecom Board has specified in a notice to a holder as being held in excess of the shareholding limits established by the constitution.

‘ASX’ means Australian Securities Exchange.

‘ATM’ means Asynchronous Transmission Mode, a data transport technology suite that uses fixed length cells to transfer the data.

‘CDMA’ means Code Division Multiple Access, a technology used in digital mobile networks.

‘Computerland’ means the ICT business (Ceritas New Zealand Limited) acquired by Telecom New Zealand Limited in 2004.

‘CRM’ means Customer Relationship Management systems.

‘Depositary’ means The Bank of New York Mellon.

‘DSL’ means Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop.

‘DSLAM’ means Digital Subscriber Line Access Multiplexers, which is network-based equipment used to deliver DSL services to customers.

‘EV-DO’ means Evolution Data Optimised, a 3G mobile technology that provides a packet data link with a maximum theoretical data speed of 2.4 Mbit/s, with speeds typically averaging 500kbit/s in practice.

‘EV-DO Rev A’ means CDMA Evolution - Data Optimised Revision A. EV-DO Rev A is an enhancement of EV-DO Rel. 0, a mobile network technology to provide highspeed packet data links.

‘FTTN’ means fibre to the node.

‘GSM’ means Global Service for Mobile Communications, a technology used in digital mobile networks.

‘ICMS’ means Integrated Customer Management System, Telecom’s primary customer database for both fixed line and mobile customers.

‘ICT’ means Information and Communication Technologies.

‘IMS’ means Internet Protocal Multimedia Subsystem (IMS) is an architectural framework for delivering Internet Protocal multimedia to mobile users

‘IP’ means Internet Protocol, a communications protocol suite used for carrying data on the internet.

‘IP-VPN’ means Internet Protocol-Virtual Private Network, an industry term for an IP-based VPN.

‘IS’ means Information Systems.

‘ISDN’ means the Integrated Services Digital Network, a switched digital transmission network that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

‘ISP’ means Internet Service Provider.

‘IT’ means Information Technology, a generic term for any technology relating to information processing or transport.

‘Kiwi Share’ means the one preference share held by the New Zealand Government in Telecom.

‘Kiwi Shareholder’ means the Minister of Finance who holds the Kiwi Share on behalf of the New Zealand Government.

‘LMDS’ means Local Multipoint Distribution System, a broadband wireless technology to provide voice and data services.

annualreport.telecom.co.nz/2008 151

‘MPLS’ means Multi-Protocol Label Switching, an industry term for a data communications technique where labels are used to switch data packets across a network.

‘Naked UBA’ means a UBA service that is provided without an active analogue telephone service on the same copper pair.

‘NGN’ means Telecom’s packet-based IP network and associated service capabilities. This is a single, integrated network able to carry all services over a common set of connectivity technologies, in which the connectivity technologies are consequently not specific to particular services.

‘NGT’ means Telecom’s Next Generation Telecom business model.

‘NZX’ means the New Zealand Exchange.

‘NZSX’ means the New Zealand Stock Market.

‘PSTN’ means the Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices.

‘Southern Cross’ means Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited, and their subsidiaries.

‘TDMA’ means Time Division Multiple Access Network, the radio spectrum sharing technique on which Telecom’s D-AMPS mobile phone network is based.

‘TSLRIC’ means the Total Service Long Run Incremental Cost methodology for determining the cost of a service.

‘TSO’ means the Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001.

‘UBA’ means unbundled bitstream access.

‘UBS’ means unbundled bitstream access services.

‘UCLL’ means unbundled copper local loop.

‘UMTS’ means Universal Mobile Telecommunications System.

‘VoIP’ means Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP.

‘VPN’ means Virtual Private Network a carrier-provided service in which the public network provides the equivalent of a privately established customer network.

‘WAP’ means Wireless Application Protocol, a communications protocol and application environment used in wireless networks.

‘WCDMA’ means Wideband CDMA, an ITU recognised 3G mobile telephony technology using 5MHz channels to deliver voice and peak data rates from 64 to 384 kbps.

‘WiFi’ means Wireless Fidelity, which is wireless networking technology providing wireless connectivity to the internet.

‘WiMax’ means World Interoperability for Microwave Access, a wireless technology standard.

‘3G’ means third generation mobile network as defined by the International Telecommunications Union.

152 TELECOM ANNUAL REPORT 2008

Shareholder inquiries / contact details

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Shareholder inquiries/contact details

Registered office

Telecom House

68 Jervois Quay

PO Box 570

Wellington 6011

Ph +64-4-801 9000

Principal administrative office in Australia

Level 23

680 George Street

Sydney NSW 2000

Ph +61-2-9009 9009

Telecom is a company incorporated with limited liability under the New Zealand Companies Act 1993, domiciled in New Zealand (Companies Office registration number 328287).

Company Secretary

Craig Mulholland

Annual meeting of shareholders

Telecom’s Annual Meeting of shareholders will be held at the Duxton Hotel, 170 Wakefield Street, Wellington on Thursday, 2 October 2008 at 10am. A Notice of Annual Meeting and Proxy Form will be circulated to shareholders.

Shareholders with inquiries about transactions, changes of address or dividend payments should contact Telecom’s share registries.

New Zealand registry

Computershare Investor Services Limited

Private Bag 92119

Auckland 1142

Ph 0-9-488 8777

Fax 0-9-488 8787

NZ Toll Free 0800 737 100

Email: enquiry@computershare.co.nz

Website: www.computershare.co.nz

United States registry

Details for Depositary Receipts, Transfer Agent, and Registrar

The Bank of New York Mellon

101 Barclay Street

New York, NY 10286

United States

Telephone (US): 1-888-BNY-ADRs

Telephone (Non-US): 1-610-382-7833

Website: www.adrbny.com

Please note that no email address or fax number is provided.

Inquiries can be submitted directly via the website.

Australian registry

Computershare Investor Services Pty Limited

GPO Box 242,Melbourne

VIC 3001, Australia

Ph 3 9415 4083

Freephone: 1 800 501 366

Fax 3 9473 2009

Email: enquiry@computershare.co.nz

Website: www.computershare.com

Shareholder inquiries about Telecom’s operating and financial performance should be emailed to investor-info@telecom.co.nz or addressed to:

General Manager, Investor Relations

Telecom New Zealand

PO Box 570

Wellington 6011

New Zealand

Contact phone numbers

Australia 1800 123 350

Canada 1800 280 0398

Hong Kong 800 962 867

New Zealand 0800 737 500

Singapore 800 641 1013

United Kingdom 0800 960 283

United States 1800 208 2130

For more information

Go to www.telecom.co.nz/investorcentre

annualreport.telecom.co.nz/2008 153

This page is intentionally blank.

154 TELECOM ANNUAL REPORT 2008

Item 19	Exhibits

The following exhibits are filed as part of this annual report:

1	The Telecom Constitution as amended at the Annual Meeting of Shareholders held on 7 October 2004 (submitted to the SEC under cover of Form 6-K dated 14 October 2004).

2.1	Amended and Restated Deposit Agreement between Telecom, The Bank of New York Mellon, and Holders and Beneficial Owners of American Depositary Shares (filed as Exhibit 1 to the Form F-6 dated 30 May 2007).

2.2	Trust Deed dated 17 March 2000, as supplemented by a First Supplemental Trust Deed dated 1 June 2001, a Second Supplemental Trust Deed dated 30 November 2001, a Third Supplemental Trust Deed dated 19 December 2002, a Fourth Supplemental Trust Deed dated 16 December 2003 and a Fifth Supplemental Trust Deed dated 28 February 2005 relating to a Euro Medium-Term Note Programme, between TCNZ Finance Limited as Issuer, Telecom Corporation of New Zealand Limited and several of its guaranteeing subsidiaries named therein as Guarantors, and The Law Debenture Trust Corporation p l c as Trustee (submitted to the SEC under cover of Form 6-K dated 5 December 2001 and 31 August 2005). In addition, Telecom is party to a number of other instruments defining the rights of holders of long-term debt. None of these instruments covers securities in an amount in excess of 10% of Telecom’s total assets. Telecom will furnish copies of those instruments to the SEC upon its request.

4.1	Chief Executive’s (Dr Reynolds) Employment Agreement dated 27 June 2007 and Letter of Offer dated 27 June 2007 (filed as Exhibit 4.8 to the Form 20-F for the fiscal year ended 30 June 2007), plus the amending Remuneration Letter dated 12 August 2008.

4.2	Chief Executive Officer Performance Incentive Scheme 2007.

4.3	Chief Executive Officer Performance Rights Scheme 2007.

4.4	Telecom Share Option Scheme Rules (filed as Exhibit 4 1 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4 1 to the Form 20-F for the fiscal year ended 30 June 2006 and filed as Exhibit 4 1 to the Form 20-F for the fiscal year ended 30 June 2007).

4.5	Telecom Restricted Share Scheme Rules relating to allocations made prior to August 2007 (filed as Exhibit 4 2 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4 2 to the Form 20-F for the fiscal year ended 30 June 2005 and filed as Exhibit 4 2 to the Form 20-F for the fiscal year ended 30 June 2007).

4.6	Telecom Share Rights Scheme relating to allocations made prior to August 2007 (filed as Exhibit 4 3 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4 3 to the Form 20-F for the fiscal year ended 30 June 2006 and filed as Exhibit 4.4 to the Form 20-F for the fiscal year ended 30 June 2007).

4.8	Forms of Director appointment letters for directors appointed after 1 May 2004 and forms of Director confirmation of appointment letters (filed as Exhibit 4 7 to the Form 20-F for the year ended 30 June 2004).

4.9	Telecommunications Service Obligations Deed for Local Residential Telephone Service (submitted to the SEC under cover of Form 6-K dated 23 January 2002).

4.10	Telecom Separation Undertakings dated 31 March 2008, Telecom Separation Plan dated 31 March 2008, and two Side Letters each dated 30 March 2008 (submitted to the SEC under cover Form 6-K dated 26 August 2008).

Certain schedules, exhibits or annexes have been omitted. Telecom hereby undertakes to provide them to the SEC upon its request.

8	List of Significant Subsidiaries - see Note 30 to financial statements on page 103.

11	The Code of Ethics and Directors’ Code of Ethics (filed as Exhibit 11 to the Form 20-F for the year ended 30 June 2004).

12.1	Certification under section 302 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2008 by the Chief Executive Officer.

12.2	Certification under section 302 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2008 by the Chief Financial Officer.

13.1	Certification under section 906 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2008 by the Chief Executive Officer.

13.2	Certification under section 906 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2008 by the Chief Financial Officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

TELECOM CORPORATION OF NEW ZEALAND LIMITED

/s/ Paul Reynolds
By:	Paul Reynolds
Its:	Chief Executive Officer

Date:	29 August 2008