Form 20-F
period 2009-06-30
TELECOM CORP OF NEW ZEALAND LTD
filed 2009-08-21
CIK 875809

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2009

Commission file number 1-10798

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Exact name of Registrant as specified in its charter)

New Zealand

(Jurisdiction of incorporation or organisation)

Telecom House, 8 Hereford Street, Auckland, New Zealand

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depository Shares	New York Stock Exchange
(“ADSs”, evidenced by American Depository Receipts (“ADRs”))

Ordinary Shares, no par value	New York Stock Exchange* (“shares”)

*	Not for trading, but only in connection with the listing of the applicable ADSs.

Securities registered or to be registered pursuant to Section 12(g) of the Act	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report

Ordinary shares, no par value	1,862,098,154
Special rights convertible preference share, no par value	1

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for the past 90 days    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer   ☒    Accelerated filer  ☐     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued ☒ by the International Accounting Standards Board	Other ☐

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

Form 20-F Cross Reference Guide

Item		Form 20-F Caption	Location in this document	From Page
1		Identity of Directors, Senior Management and Advisors
			Not Applicable	-

2		Offer Statistics And Expected Timetable
			Not Applicable	-

3		Key Information
	A.	Selected Financial Data	Performance – Business review – Results overview	44
			Disclosures – Shareholder and exchange disclosures – Dividends declared	136
			Performance – Financial Statements – Notes to the financial statements –
			Note 31 (Significant events after balance date)	109

	B.	Capitalisation and Indebtedness
			Not Applicable	-

	C.	Reasons for the Offer and Use of Proceeds
			Not Applicable	-

	D.	Risk Factors	Performance – Business review – Group risk factors	61

4		Information on the Company
	A.	History and Development of the Company
			Introduction – Overview	3
			Our Company – Business operations – History and development	12
			Our Company – Business operations – Strategy	14
			Our Company – Business operations – Organisational structure	15
			Our Company – Business operations – Chorus	16
			Our Company – Business operations – Wholesale & International	18
			Our Company – Business operations – Retail	21
			Our Company – Business operations – Gen-I	23
			Our Company – Business operations – AAPT	24
			Our Company – Business operations – Technology & Shared Services	26
			Performance – Business review – Dividend policy and long-term capital management	56
			Disclosures – Shareholders inquiries/contact details	152

	B.	Business Overview	Introduction – Overview	3
			Our Company – Business operations	12
			Our Company – Company review	28
			Performance – Business review – Group result	45
			Performance – Business review – Segmental results	50
			Performance – Financial statements – Notes to the financial statements –
			Note 2 (Segment Analysis)	74
			Disclosures – Forward-looking statements	148

	C.	Organisational Structure	Our Company – Business operations – Organisational structure	15
			Performance – Financial statements – Notes to the financial statements –
			Note 28 (Subsidiary companies)	108

	D.	Property, Plants and Equipment
			Our Company – Company review – Networks and systems	28
			Our Company – Company review – Corporate social responsibility – Valuing the environment	41
			Performance – Business review – Dividend policy and long-term capital management	56
			Performance – Financial statements – Notes to the financial statements –
			Note 15 (Property, Plant and Equipment)	86

4A		Unresolved Staff Comments
			None	-

5		Operating and Financial Review and Prospects
	A.	Operating Results	Performance – Business review – Group result	45
			Performance – Business review – Executive Summary	45
			Performance – Business review – Principal factors impacting Telecom’s results and key trends	46
			Performance – Business review – Outlook	48

			Performance – Business review – Segmental results	50
			Performance – Business review – Critical accounting policies and recently issued accounting standards	56
			Performance – Financial statements – Notes to the financial statements – Note 24 (Financial instruments and risk management)	95
			Disclosures – Forward-looking statements	148

	B.	Liquidity and Capital Resources
			Performance – Dividend policy and long-term capital management	56
			Performance – Financial statements – Notes to the financial statements – Note 18 (Debt due within one year)	88
			Performance – Financial statements – Notes to the financial statements – Note 20 (Long-term debt)	89
			Performance – Financial statements – Notes to the financial statements – Note 24 (Financial instruments and risk management)	95
			Performance – Financial statements – Notes to financial statements – Note 25 (Commitments)	105
			Disclosures – Forward-looking statements	148

	C.	Research and Development, Patents and Licences, etc.
			Performance – Financial statements – Notes to financial statements – Note 1 (Statement of accounting policies) – Research costs	70
			Performance – Financial statements – Notes to financial statements – Note 1 (Statement of accounting policies) – Intangible assets	71

	D.	Trend Information	Performance – Business review – Principal factors impacting Telecom’s results and key trends	46
			Performance – Business review – Outlook	48
			Disclosures – Forward-looking statements	148

	E.	Off-Balance Sheet Arrangements
			Performance – Dividend policy and long-term capital management – off-balance sheet arrangements	59
			Disclosures – Forward-looking statements	148

	F.	Tabular Disclosure of Contractual Obligations
			Performance – Dividend policy and long-term capital management - Contractual obligations and commitments	59
			Disclosures – Forward-looking statements	148

	G.	Safe Harbour	Disclosures – Forward-looking statements	148

6		Directors, Senior Management and Employees
	A.	Directors and Senior Management
			Our Company – Board of directors	7
			Our Company – Executive team	9

	B.	Compensation	Governance – Remuneration at Telecom	123

	C.	Board Practices	Our Company – Board of directors	7
			Our Company – Executive team	9
			Governance – Governance at Telecom	113
			Governance – Remuneration at Telecom	123

	D.	Employees	Governance – Remuneration at Telecom - Employees	131

	E.	Share Ownership	Governance – Remuneration at Telecom – Telecom employee remuneration	126
			Disclosures – Interests’ disclosures – Director share ownership	133

7		Major Shareholders and Related Party Transactions
	A.	Major Shareholders	Disclosures – Shareholder and exchange disclosures – Shareholders	138

	B.	Related Party Transactions	Performance – Financial statements – Notes to financial statements – Note 27 (Related party transactions)	107
			Disclosures – Interests’ disclosures – Related party transactions	134

	C.	Interests of Experts and Counsel
			Not Applicable	-

8		Financial Information
	A.	Consolidated Financial Statements
			Performance – Auditor’s report – United States Opinion	63
			Performance – Financial statements	65
			Performance – Financial statements – Notes to financial statements	69
			Performance – Business review - Dividend policy and long-term capital management	56

	B.	Significant Changes	Performance – Financial statements – Notes to financial statements – Note 31 (Significant events after balance date)	109

9		The Offer and Listing
	A.	Offer and Listing Details	Disclosures – Shareholder and exchange disclosures – Shares – Price History	137

	B.	Plan of Distribution	Not Applicable	-

	C.	Markets	Governance – Governance at Telecom - Telecom’s approach to corporate governance	113
			Disclosures – Shareholder and exchange disclosures – Stock exchange listing	135

	D.	Selling Shareholders	Not Applicable

	E.	Dilution	Not Applicable

	F.	Expenses of the Issue	Not Applicable

10		Additional Information
	A.	Share Capital	Not Applicable

	B.	Memorandum and Articles of Association
			Disclosures – Additional shareholder information – Summary of Telecom’s constitution	140

	C.	Material Contracts	Disclosures – Additional shareholder information – Material contracts	144

	D.	Exchange Controls	Disclosures – Additional shareholder information – Exchange controls	144

	E.	Taxation	Disclosures – Additional shareholder information – Taxation	144

	F.	Dividends and Paying Agents
			Not Applicable	-

	G.	Statements by Experts	Not Applicable	-

	H.	Documents on Display	Disclosures – Additional shareholder information – Documents on display (U.S.)	147

	I.	Subsidiary Information	Performance – Financial statements – Notes to financial statements – Note 28 (Subsidiary companies)	108

11		Quantitative and Qualitative Disclosures About Market Risk
			Performance – Notes to financial statements – Note 24 (Financial instruments and risk management)	95
			Disclosures – Forward-looking statements	148

12		Description of Securities Other than Equity Securities
			Not Applicable	-

13		Defaults, Dividend Arrearages and Delinquencies
			None	-

14		Material Modifications to the Rights of Security Holders and Use of Proceeds
			Performance – Notes to financial statements – Note 21 (Equity) – Repurchased and cancelled	91

15		Controls and Procedures	Performance – Business review – Controls and procedures	60

16		Reserved		-

16A	Audit Committee Financial Expert
		Governance – Governance at Telecom – Audit governance and independence – Audit and Risk Management Committee	118

16B	Code of Ethics	Governance – Governance at Telecom – Promoting ethical and responsible behaviour – Code of Ethics	120

16C	Principal Accountant Fees and Services
		Performance – Financial statements – Notes to financial statements – Note 5 (Operating Expenses)	77
		Governance – Governance at Telecom – Audit governance and independence	118

16D	Exemptions from the Listing Standards for Audit Committees
		None	-

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchaser
		None	-

16F	Change in Registrar’s Certifying Accountant
		Not Applicable	-

16G	Corporate Governance
		Governance - Governance at Telecom – Telecom’s approach to corporate governance – Compliance with NYSE listing rules	113

17	Financial Information	Not Applicable	-

18	Financial Statements
Not Applicable

19	Exhibits	Filed with the SEC

The agreements included as exhibits to this Form 20-F contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 20-F not misleading. Additional information about Telecom Corporation of New Zealand Limited may be found elsewhere in this Form 20-F and its other public filings, which are available without charge through the SEC’s website at http://www.sec.gov.

Telecom

Corporation of

New Zealand

Limited

Annual Report

For the year ended

30 June 2009

Telecom

■ CONTENTS	■ FINANCIAL CALENDAR 2009-2010

  Introduction

02    Key facts and figures

03    Overview

04     Chairman’s report

05    CEO’s report

  Our company

07     Board of directors

09    Executive team

12    Business operations

28    Company review

  Performance

44    Business review

63    Auditors’ reports

65    Financial statements

69    Notes to the financial

        statements

Governance

113   Governance at Telecom

123  Remuneration at Telecom

Disclosures

133  Interests’ disclosures

135  Shareholder and exchange disclosures

139  Additional shareholder information

148  Forward-looking statements

150  Glossary

152  Shareholder inquiries /contact details

	October 200 Annual Meeting in Auckland	May 2010 Third quarter result announced
	November 2009 First quarter result announced	June 2010 Third quarter dividend paid
	December 2009 First quarter dividend paid	30 June 2010 Financial year end
	February 2010 Half-year result announced	August 2010 Annual result announced
March 2010 Second quarter dividend paid
This report is dated 20 August 2009 and is signed on behalf of the board of Telecom Corporation of New Zealand Limited by Wayne Boyd, Chairman, and Paul Reynolds, Chief Executive Officer.

	Wayne Boyd Chairman	Paul Reynolds Chief Executive Officer

ARBN 050 611 277

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Overview

This annual report will be filed with the US Securities and Exchange Commission on Form 20-F and is divided into five sections:

Introduction | The introduction comes from Telecom’s Chairman, Wayne Boyd, and CEO, Paul Reynolds. It gives a brief overview of Telecom’s activities for 2009 and a signal of what we expect is to come.

Our company | Our company provides an overview of the operating units of Telecom, the regulatory environment and other aspects of Telecom – resources, our people, community and environment.

Performance | Performance gives an overview of Telecom’s financial results, as well as the results of the business units and their key risks. It also contains the financial statements for the year ended 30 June 2009.

Governance | Governance looks at Telecom’s best practice corporate governance and provides remuneration information.

Disclosures | Disclosures provides additional information required by New Zealand company law, the NZX, ASX and NYSE listing rules, and the US SEC Form 20-F annual reporting requirements (Form 20-F).

When used in this annual report, references to the ‘company’ are references to Telecom Corporation of New Zealand Limited. References to ‘Telecom’ are to Telecom Corporation of New Zealand Limited, together with its subsidiaries and its interests in associates.

All references to the years 2010, 2009, 2008 and 2007, in this annual report are to the years ended 30 June 2010, 30 June 2009, 30 June 2008 and 30 June 2007 respectively.

Any references to a calendar year will be stated as such. Certain information required by the Form 20-F requirements is contained in Telecom’s consolidated financial statements for the year ended 30 June 2009, which are included in this annual report. Information required to be stated as at the most recent practicable date, is stated as at 10 August 2009 unless expressly stated otherwise. References to notes are references to notes to the consolidated financial statements.

References to US$ or US dollars are to United States dollars, references to A$ are to Australian dollars, and references to NZ$ and NZ dollars are to New Zealand dollars.

Any references to documents and information included on external websites, including our website, are provided for convenience alone, and none of the documents or other information on those websites is incorporated by reference in this annual report.

Reference to legislation is to New Zealand legislation and the Government is to the New Zealand Government, unless specifically stated otherwise. See Glossary for other definitions.

annualreport.telecom.co.nz/2009 3

Chairman’s report

Wayne Boyd, Chairman

Your company has achieved a lot in 2009. Backed by one of the largest private sector investment programmes in New Zealand, the customer-focused turnaround we talked about last year is now well in train.

Our management team under Paul Reynolds’ leadership is focused on our mission to be number one in New Zealand in broadband, mobile and ICT, and meet the many milestones that come with operational separation.

Our investment for growth has encompassed our people, systems and technology and our products and services. Our new XT Mobile Network was launched on 29 May 2009 and consumer uptake to date has exceeded our expectations. While delivering 3G mobile coverage to 97% of the places New Zealanders live and work, the XT Mobile Network also delivers voice and data roaming services to more than 210 countries, significantly strengthening our mobile proposition.

Our fibre-to-the-node programme (FTTN), helping to bring faster broadband to New Zealanders, is well under way. And now Telecom wants to go further, in partnership with central government, in helping New Zealanders to realise the potential of ultra-fast broadband. That’s why we are supporting the Government’s policy of delivering fibre to 75% of premises within the next ten years. Through our Chorus business, Telecom already has the capacity, expertise and track-record to help deliver this vision, and we look forward to participating. There have been changes at our board table too, another reflection of the fast-paced environment we are in and the need to maintain an appropriate blend of skills and experience in the era of operational separation. Both of the new arrivals to the board, Kevin Roberts and Dr Sachio Semmoto, have global reputations in their respective fields of endeavour.

We say farewell to Patsy Reddy and Michael Tyler, both of whom have given many years of service to Telecom’s board at a time when the company has changed virtually beyond recognition. I thank Pasty and Michael for their efforts and contribution. On the executive team, Paul Reynolds completed his line-up in the past year, with the arrival of Alan Gourdie as CEO of Telecom Retail, and more recently Wayne Peat has joined us as Group Director of Human Resources. It is testament to the attractiveness of the Telecom story right now that Alan and Wayne have returned home to take jobs at our company after long periods working for major corporations overseas.

After a year of achievements on many fronts, challenges remain. The world economic outlook is uncertain and we are seeing signs of rising unemployment and falling confidence here in New Zealand. That uncertainty only underscores the need for Telecom to stay focused on its strategy and the disciplines that come with it.

We aim to maintain our quarterly dividend stream of 6 cents per share for 2010.

Thank you for your ongoing support of Telecom.

Wayne Boyd

Chairman

4 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

CEO’s report

Paul Reynolds, Chief Executive Officer

It has been a big year for Telecom. A year of far-reaching change and building for the future at New Zealand’s largest listed company. We are well positioned to compete and return to growth.

By putting customers at our heart, we aim to be number one in New Zealand for broadband, mobile and ICT. In each of these areas, Telecom made strong progress in 2009, driven by the renewed energy of Telecom people and one of the largest private sector infrastructure investment programmes seen in New Zealand.

What has been delivered?

Operational separation

We now have nearly 18 months experience of operational separation and Telecom’s separate business units are increasingly building trust, as the cornerstone of New Zealand’s telecommunications landscape. Work continues apace on the enormous task of separating and re-building our IT systems to provide equivalent access to all providers and to meet the milestones required by the terms of the Undertakings. The first test IP (internet protocol) voice call was made successfully in March. This gives a glimpse into a future where the existing telephone network (PSTN) will be replaced and telephony and other services for New Zealanders will be delivered over IP.

Broadband

Broadband matters to New Zealanders, and Telecom is proud to be building a vastly improved network. Over the past year, fibre-to-the-node (FTTN) deployment has accelerated and by 30 June 2009 our Chorus business had installed 780 roadside cabinets in support of this programme. This deployment shortens the length of copper lines that connect New Zealand households and businesses, thereby supporting faster broadband delivery. The installation of ADSL2+ technology in Telecom’s cabinets and exchanges and numerous other network improvements is also increasing broadband speeds. When the FTTN rollout is complete in just over two years’ time, over 80% of New Zealand lines will be capable of supporting speeds of at least 10Mbps. And Telecom Wholesale is now planning deployment of even faster VDSL2 technology enabling speeds over copper of up to 50Mbps on some lines. Quarterly surveys carried out by Epitiro Limited for the Commerce Commission show that broadband performance has improved across the country over the past year.

Telecom is also supporting the Government’s fibre-to-the-premises (FTTP) policy. We have submitted two exciting, rapid and efficient options to the Government, the first of which promises to connect every school and hospital to fibre within two years. That is a real investment in New Zealand’s digital future, using the expertise, resources and relationships of our Chorus business to deliver it.

Mobile

Another highlight of the past year was the launch of Telecom’s new XT Mobile Network. The launch was the culmination of more than two years of outstanding effort by engineering, technical, planning and marketing teams across our business. The new network delivers fast 3G speeds comparable with the best in the world. The XT Mobile Network supports a wide array of exciting devices and new mobile services, beyond voice and text, with coverage to 97% of the places New Zealanders live and work. It also offers our customers international roaming in the vast majority of countries they may travel to.

ICT

Gen-i has had a successful year, too. Despite the economic downturn, it continued to win customers and market share, (with over NZ$1 billion worth of new contracts signed) often helping clients reduce their costs of operation through superior IT and network solutions. Gen-i’s client base now reaches into many areas of government and commerce, highlighting the wider role that Telecom plays as a key enabler in New Zealand.

Australia

Gen-i has a presence in the Australian market, too, alongside our AAPT business. In 2009, AAPT focused on laying the foundations for a financial turnaround by cutting costs, rationalising back-office support, and launching a new brand and an improved national data network.

annualreport.telecom.co.nz/2009 5

Financial performance

The financial results over the past year reflect the impact of Telecom’s strategies to manage traditional revenues whilst focusing on the growth areas of mobile, broadband and ICT. While total group revenues declined by 1.3% to NZ$5,599 million, there was double-digit growth in IT services revenue and increased broadband penetration. Traditional fixed line revenue continued to decline in common with trends seen by most operators around the world, but we are pleased that our efforts have reduced the rate of customer churn in the second half of the year. Mobile revenues also fell by 6%, due to the lack of a competitive offering prior to the launch of the XT Mobile Network.

Cost control was an area of strong focus, as growth in labour costs was constrained to 3% when compared to 2008, despite increases in personnel to support growth in the IT Services contracts, as well as costs of establishing the Chorus and Wholesale business units. There has also been strong focus on cost efficiencies in information systems and networks as well as laying the groundwork for the ‘right first time’ programme which aims to reduce rework, improve efficiency and deliver a much improved customer experience and therefore, lower costs. Net earnings for the year were NZ$400 million, a decline of 44% compared to 2008, impacted by a significant increase in depreciation and amortisation due to higher levels of capital expenditure, and the write-down of redundant assets. Also contributory was an increase in net finance expense due to the cash we returned to shareholders in 2008. We refinanced during the year, repaying debt and issuing new debt, and we have a strong balance sheet.

Telecom’s capital investment was at a high of NZ$1.3 billion, predominately in rebuilding and maintaining networks and services and to meet our Undertakings. Further details of this and Telecom’s financial results are discussed in Performance. Telecom’s operating environment remains challenging, impacted by increased competition, and the effects of the worldwide economic downturn. So far the effects of recession have been somewhat modest but we remain vigilant. It is very much in the interests of shareholders and customers that we retain a strong focus on controlling costs and eliminating wasteful or unnecessary expenditure.

Finally, I want to pay tribute to Telecom’s people, the many thousands of men and women who have worked tirelessly to put customers at our heart, to re-structure and re-build. Staff engagement surveys show we are more motivated than ever, which is remarkable given the enormous change and demands of the last year. We strive to work together as one team and deliver for customers, shareholders and all our stakeholders.

Paul Reynolds

Chief Executive Officer

6 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

OUR COMPANY

Board of Directors

The Directors of Telecom (including the CEO) are as follows:

Wayne Boyd

LLB (Hons) CHAIRMAN Independent

Term of office

Appointed Director 1 July 2004, last re-elected 2007

Annual Meeting and appointed Chairman effective 1 July 2006.

Board committees

Chair of the Nominations and Corporate Governance Committee; Member of the Audit and Risk Management Committee; Member of the Human Resources and Compensation Committee.

Wayne has a significant background in law and merchant banking. He is the current Chairman of Freightways Limited, Meridian Energy Limited and Vulcan Steel Limited, and former Chairman of Auckland International Airport Limited and the South Island Interim Development Group, which was charged with the establishment of Meridian Energy Limited.

Wayne has a keen interest in the community and has been involved in organisations as a Director of Sports and Recreation New Zealand and Chairman of both New Zealand Blood Service Limited and the New Zealand Hockey Federation.

Murray Horn

PhD (Harvard University); MCom (First Class Hons); BCom NON-EXECUTIVE DIRECTOR Independent

Term of office

Appointed Director 1 July 2007, last re-elected 2007 Annual Meeting.

Board committees

Chair of the Audit and Risk Management Committee; Member of the Nominations and Corporate Governance Committee.

Murray chaired the Minister of Health’s Ministerial Review Group and acted as the Minister’s Purchase Advisor during 2009. Murray has held a number of senior executive roles with ANZ Banking Group since 1997, including leading the group’s New Zealand operations. He has also served as Secretary to the New Zealand Treasury and has previously served on a number of boards, including the New Zealand Tourism Board. He has represented New Zealand at the OECD, as a Governor at the World Bank and as an Alternate Director at the International Monetary Fund.

Dr Horn received his doctorate from Harvard University in 1989 and has been awarded a number of academic honours in both New Zealand and the United States.

Rod McGeoch

AM; LLB

NON-EXECUTIVE DIRECTOR Independent

Term of office

Appointed Director 11 April 2001, last re-elected 2008 Annual Meeting.

Board committees

Chair of the Human Resources and Compensation Committee; Member of the Audit and Risk Management Committee.

Rod is Chairman of SKYCITY Entertainment Group Limited, Vantage Private Equity Growth Limited and Maxwood Pty Limited and a Director of Ramsay Health Care Limited. He is co-Chair of the Australia New Zealand Leadership Forum, a member of the NSW Board of Advice of Aon Risk Services and the Salvation Army’s Territorial Headquarters and Sydney Advisory Board, and a Trustee of the Sydney Cricket and Sports Ground Trust.

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

Term of office

Appointed Chief Executive Officer 27 September 2007 and Managing Director

4 October 2007.

Board committees

Member of the Human Resources and Compensation Committee.

Go to page 9 for information on Paul Reynolds.

annualreport.telecom.co.nz/2009 7

Board of Directors continued

Kevin Roberts

NON-EXECUTIVE DIRECTOR

Not Independent

Term of office

Appointed Director on 28 August 2008, last re-elected 2008 Annual Meeting.

Board committees

Member of the Nominations and Corporate Governance Committee.

Kevin has extensive international experience in brand, marketing and customer satisfaction and is CEO for Saatchi & Saatchi Worldwide. Kevin is also the inaugural CEO-in-residence at Cambridge University’s Judge Institute of Management. He is an Honorary Professor in the Faculty of Business and Economics at the University of Auckland and an Honorary Professor of Creative Leadership at Lancaster University. He is a private sector ambassador to the New Zealand/ United States Council and in 2006 was appointed Chairman of the USA Rugby Board. Previously Kevin held senior management and marketing positions with Procter & Gamble, Pepsi-Cola and Lion Nathan. He has undertaken pro-bono work for the Antarctic Heritage Trust, co-founded New Zealand Edge and served on the New Zealand Rugby Football Union Board. Kevin is also a trustee of the Turn Your Life Around Trust. He has been awarded honorary doctorates by the University of Waikato, the International University of Geneva, Peruvian University of Applied Sciences in Lima, and Lancaster University.

Sachio Semmoto

PhD

NON-EXECUTIVE DIRECTOR Independent

Term of office

Appointed Director on

24 March 2009.

Sachio joined the board in March 2009. He is an entrepreneur in the telecommunications industry, spending 30 years in senior management positions in companies, including Nippon Telephone & Telegraph, Kyocera, and DDI Corporation (now KDDI), which he co-founded as an Executive Vice-President in 1984. Sachio also founded leading broadband IP operator eAccess Limited and is currently CEO of the fifth company he founded, EMOBILE Limited. He has a long history of academic involvement at a number of universities, including Harvard, Stanford, Berkeley and Cambridge, and was a Professor at Keio University teaching entrepreneurial management and information technology. Sachio is a co-founder and trustee of the Japan Academic Society for Ventures and Entrepreneurs, JSAVE, and a Director and trustee of Reuters Founders Share Company, board member of the University of Florida Foundation, member of the Network of Global Agenda Councils, World Economic Forum and a foreign member of the Royal Swedish Academy of Engineering Science (IVA).

Ron Spithill

BSc Technology, Graduate Harvard Executive Program; FTSE NON-EXECUTIVE DIRECTOR Independent

Term of office

Appointed Director 2 November 2006, last re-elected 2007 Annual Meeting.

Board committees

Ron is the Telecom board representative on the Independent Oversight Group.

Ron is a Director of the Glaucoma Council of Australia and Good Beginnings Australia, and has been appointed as an Expert Panel Advisor for the Singapore Government.

Ron has an extensive background in the telecommunications industry. He was previously President of Alcatel Asia Pacific, responsible for operations in 16 countries and employing 10,000 people, Executive Vice President and Chief Marketing Officer of the Paris-based Alcatel Group and Vice-Chairman of Alcatel Shanghai Bell. He has been Chief Executive Officer and Chairman of Alcatel Australia and been Chairman or Director of eight other group companies in Asia. Ron has been an advisor to a number of governments, including those of Malaysia and China. He is a former President of the Telecommunications Industry Association of Australia. He was made a Distinguished Fellow of the Telecommunications Society of Australia in 2003 and a Fellow of the Australian Academy of Technological Sciences and Engineering (FTSE) in 2007.

8 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Executive team

Members of the executive team are as follows:

Paul Reynolds

CEO

Responsibilities

Paul Reynolds became CEO of the Telecom Group on 27 September 2007. He has led one of the biggest change programmes in Telecom’s history, including the operational separation of its main businesses.

Background

Paul’s passion for customers underpins his approach to help Telecom become the most customer-focused business in New Zealand. The country’s biggest private sector investment programme supports this vision and it includes the rollout of a nationwide FTTN broadband network and the launch of the new XT Mobile Network.

Paul has had a long and distinguished career in telecommunications since he completed his doctoral studies in geology at the University of London in 1985. Before joining Telecom he was CEO of BT Wholesale, one of Europe’s largest and most successful telecommunications wholesale businesses, with annual revenues of £11 billion and 30,000 employees. Paul had a 24-year career at BT, and played a central role in the company’s transformation through a wide range of senior positions in its UK and international operations. Paul has also served as a Director on a number of boards, including BT, eAccess and EMOBILE in Japan and xConnect Networks in London.

Matt Crockett

CEO, Wholesale & International

Responsibilities

Matt was promoted to the executive team in November 2007. Matt is the Chief Executive Officer of Telecom’s Wholesale and International businesses. Telecom Wholesale is an operationally separate business unit that delivers wholesale network service products and Telecom International provides voice, data and mobile services to customers across the globe.

Background

Matt has held various roles within Telecom, including General Manager for Telecom’s retail fixed line voice, data and internet businesses, and head of New Zealand market strategy, covering fixed and mobile retail strategy.

Before joining Telecom, Matt was at global management consulting firm McKinsey & Company for seven years. In his last role in McKinsey’s New Zealand office he was responsible for client relationships and projects across multiple industries.

Matt initially studied mining engineering in Western Australia before being awarded a Rhodes Scholarship for postgraduate study at Oxford University, where he completed a Master of Philosophy in Management, majoring in Finance and Organisational Behaviour. Matt is a Director of Southern Cross Cables, and an independent Director of Orion Health, a large New Zealand software exporter.

Tristan Gilbertson

Group General Counsel

Responsibilities

Tristan was appointed Group General Counsel in July 2008. He leads Telecom’s Group Legal and Corporate Services team and is responsible for legal services, internal audit, risk management, compliance, corporate governance, public policy and regulatory affairs. He also oversees the Independent Oversight Group Support Office created under Telecom’s operational separation Undertakings.

Background

Tristan is a highly experienced corporate and commercial lawyer with extensive international experience in telecommunications law and regulation. He commenced his career as the Wellington High Court Judges’ Clerk, before going on to practice law with several leading international law firms, including Bell Gully (New Zealand), Clifford Chance (UK), Mallesons Stephen Jacques (Australia) and Gilbert & Tobin (Australia). He then joined Vodafone Group PLC, where he occupied a number of senior leadership positions, including Legal and Regulatory Director – Asia-Pacific Region and Governance Director – Europe Region, before joining Telecom in 2008.

Alan Gourdie

CEO, Retail

Responsibilities

Alan joined Telecom in August 2008 as CEO of Telecom Retail. He is responsible for driving Telecom’s commitment to improving the experience of Telecom consumer and SME customers and has executive responsibility for Telecom’s brand.

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

annualreport.telecom.co.nz/2009 9

Executive team continued

Russ Houlden

Chief Financial Officer

Responsibilities

Russ joined Telecom in April 2008 and leads Telecom’s finance teams.

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

Frank Mount

Group Chief Transformation Officer

Responsibilities

Frank joined Telecom in June 2008. He is responsible for driving Telecom’s transformation for long-term growth and delivering a new generation of world-class services to Telecom’s customers in new and innovative ways.

Background

Frank has extensive experience in the IT and telecommunications industry globally and brings considerable expertise to Telecom in managing large-scale technology implementations as well as transformational projects. He has an extensive knowledge of the full spectrum of telecommunications and IP technologies.

Frank started his career at AT&T in the United States, where he worked for 20 years. He has since worked for Cable & Wireless, T-Mobile, Viatel, Primus Communications, US Cable and MCI, moving around the world where needed.

Educated in both Europe and the US, Frank has a degree in mathematics and IT from Mercy College, New York.

Wayne Peat

Group Human Resources Director

Responsibilities

Wayne joined Telecom in May 2009. Wayne is responsible for the human resources function, which oversees and develops strategies and policies to ensure that Telecom people can effectively contribute to achieving the company’s goals.

Background

Wayne has been based in Singapore since 2001 and has more than 25 years’ experience in consulting and senior management in New Zealand, Australia, Asia and the UK. His most recent role was Vice-President and Partner for IBM’s Human Capital Management Practice, with responsibility for the development and delivery of effective HR solutions for clients across 130 countries, in six key growth markets, leading a team of around 300 consultants. Prior to his roles at IBM, Wayne led and developed the Human Capital practice for Mercer HR Consulting in both New Zealand and Singapore.

Chris Quin

CEO, Gen-i

Responsibilities

Chris was promoted to the Telecom executive team in April 2008 as CEO of Gen-i, where he is responsible for delivering converged technology and telecommunications solutions to large and medium business customers across New Zealand and Australia.

Background

Chris was General Manager of Gen-i New Zealand for four years before becoming CEO. Prior to that he held roles in the Telecom Group in finance, sales and management of service delivery. Chris’ career has been focused on the business and corporate markets.

Before joining Telecom in 1991, Chris was Chief Financial Officer for Mitel and a financial accountant at Orica (formerly ICI). Chris has a bachelor of Commerce and Administration from Victoria University of Wellington. Chris is a Director of the Marram Trust, and the Icehouse incubator, a business growth centre in New Zealand.

10 Telecom Annual Report 2009

INTRODUCTION

OUR COMPANY

PERFORMANCE

GOVERNANCE

DISCLOSURES

Mark Ratcliffe

CEO, Chorus

Responsibilities

In March 2008, Mark became CEO of Chorus, Telecom’s operationally separate business unit that manages the telecommunications infrastructure and gives service providers equal access to the local network.

Background

Mark has worked for Telecom for the past 19 years, commencing originally in the finance department before moving into various marketing, product development, product management and IT roles. He was promoted to the Telecom executive team in 1999 where he most recently held the role of Chief Operating Officer Technology & Enterprises. At various times during his career he has also had executive responsibility for aspects of our Australian business.

Mark fully supports delivering a competitive wholesale market for Telecom’s products and services. It was this belief that led him to volunteer to lead the negotiations with the Government around operational separation and to take on his current role leading Chorus.

Rod Snodgrass

Group Strategy Director

Responsibilities

Promoted to the executive team in January 2008 as Group Strategy Director, Rod drives the development of Telecom’s group strategy with the aim of optimising Telecom’s portfolio of businesses and initiatives, including group corporate development, and helping to coordinate Telecom’s transformation and growth.

Background

Rod joined Telecom in 1998 after seven years in various strategy, business development and commercial roles in the oil and gas exploration and production industry. Rod has held a number of general management roles within Telecom, including GM of the Wired Division and GM of Xtra, Telecom’s online division, and before that a number of financial, commercial and business development roles. Rod is a Director of Yahoo!Xtra New Zealand Limited and Hutchison 3G Australia Pty Limited. He is also a trustee of the Springboard Trust, a not-for-profit social venture accelerator focused on improving educational outcomes in low-decile schools.

Tina Symmans

Corporate Relations Director

Responsibilities

Tina joined Telecom in June 2008. She leads the Corporate Relations team that manages Telecom’s media relations, group internal communications, and government and community relations.

Background

Tina has extensive experience in marketing, corporate relations and strategic communications, and has held a variety of senior roles with leading New Zealand companies in the capital markets, banking, ports, transport, energy and agriculture sectors.

Tina also founded and managed a successful strategic communications and government relations consultancy, and has been providing independent advice to large New Zealand businesses for many years. She is currently a Director of PSIS Limited and Turners & Growers Limited.

annualreport.telecom.co.nz/2009 11

Business operations

History and development

Telecom Corporation of New Zealand Limited was established on 24 February 1987 as a company with limited liability, is incorporated under the Companies Act 1993 and is domiciled in New Zealand.

Telecom is the largest telecommunications service provider in New Zealand (by revenue), offering a comprehensive range of products and services to consumer and business customers. In 2001, Telecom acquired AAPT to gain access to the Australian telecommunications market.

In 2004, Telecom acquired IT service companies Gen-i and Computerland to extend its IT services capabilities. Gen-i and Computerland were integrated in late 2005 and now jointly comprise a business division offering ICT services under the Gen-i brand in both New Zealand and Australia.

In 2007, Telecom sold its directories business, Yellow Pages Group and acquired PowerTel, an Australian fixed network infrastructure provider focused on the business and wholesale markets. PowerTel has been integrated into AAPT. See notes 32 and 33 of the financial statements for details on the acquisition of PowerTel and disposal of Yellow Pages Group.

The New Zealand Government holds a single preference share in Telecom (Kiwi Share) that incorporates special rights and a deed defining certain minimum service obligations upon Telecom (see Regulation).

In 2008, Telecom implemented the operational separation of its business units in accordance with undertakings finalised following the 2006 amendments to the Telecommunications Act 2001 (the Undertakings).

See notes 13 and 28 to the financial statements for a list of Telecom’s significant subsidiary and associate companies as at

30 June 2009.

Operating environment and competition

Telecom is a participant in the New Zealand and Australian communications and information technology industries. Broadly, the communications industry can be defined as fixed and mobile calling, messaging, and managed and unmanaged data services that are delivered across a variety of access, transportation and service management platforms. Owing to the changing nature of the underlying technology, the communications industry is developing significant overlaps with other previously distinct industries, such as entertainment, IT services, and information services (search, classifieds and online trading, and online display).

While New Zealand and Australia have similar demographic and overall communications industry trends, key differences exist in terms of industry structure, regulation, the number of competitors and the degree of consolidation. These differences can be attributed partly to the larger size of the Australian market and partly to the different approaches to regulation and privatisation in Australia and New Zealand.

New Zealand’s telecommunications market continues to undergo major change. Following changes to the regulatory regime in 2006, Telecom has been required to implement two newly regulated services (local loop unbundling and sub-loop unbundling) and meet its operational separation obligations. On 31 March 2009, the New Zealand Government also announced a proposal to invest NZ$1.5 billion in FTTP (see Regulation). Competition in the mobile market increased with a new mobile entrant, 2degrees, launching in August 2009 and more virtual network operators offering mobile services over existing mobile networks. In parallel, there continues to be aggressive retail price competition with market participants offering bundles of fixed, mobile and data services in an effort to increase market share.

While the fundamental trends affecting the telecommunications industry in New Zealand are similar to those faced by incumbent telecommunications companies globally, Telecom is in a unique position in that the major technology and regulatory changes are happening simultaneously. Telecom is continuing to execute a number of multi-year regulatory and transformation programmes while at the same time investing for the long term and engaging in the Government’s fibre investment proposals. Telecom’s business strategy aims to respond to the trends within each market sector, as described below.

The Australian market is challenging for different reasons. The Australian market is characterised by high fragmentation and the many partnerships between media companies, traditional fixed telecommunications providers and mobile players. The Australian Government has also announced a A$43 billion national broadband network initiative. A scoping study is expected to commence shortly to assess the viability and potential future structure of the national broadband network (see AAPT).

The fundamental telecommunications trends are changing the economics of the telecommunications business, although significant differences exist between the perspective and economics of large integrated players, alternative telecommunications companies, and other niche players. As Telecom transforms its infrastructure, it will be in a position to offer its customers ‘new-wave’ products and services that it expects will give it a competitive advantage in a market

12 Telecom Annual Report 2009

INTRODUCTION

OUR COMPANY

PERFORMANCE

GOVERNANCE

DISCLOSURES

where customers are demanding a wide variety of converged information, entertainment, communication and other ICT products and services.

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

Telecom’s principal competitors in New Zealand and Australia are affiliates of large multinational corporations with substantial resources, including Telstra, Vodafone, SingTel Optus and increasingly, large IT service companies such as HP and IBM. Telecom expects competition to continue to intensify with the prospect of existing participants extending their activities, as well as additional competitors entering the market, such as the new mobile entrant, 2degrees, in New Zealand. Smaller competitors in the communications sector are also actively marketing alternative access technologies to consumer and business customers. The increased competition means that further declines in prices for many products and services can be expected.

Industry trends

Several significant trends are driving change in the telecommunications industry globally, which have the potential to fundamentally alter the manner in which communications, entertainment and IT services are delivered in the future. Telecom’s transformation programmes are designed to put Telecom in a position to adequately respond to these trends as they develop in the New Zealand and Australian markets. These trends can be described as follows:

Adoption of the IP standard

IP is a communications protocol that is used to connect hosts on the internet, and has become a de facto standard for transmitting data (including voice) over networks. Globally, the development of IP should enable a move away from the current model of specialised devices accessing dedicated services using independent platforms, towards more versatile devices that will access multiple services across common infrastructure. As part of the PSTN voice-replacement programme, it is expected that Telecom’s New Zealand customer base will be migrated from existing legacy platforms to an all-IP network by 2020. The first end-user VoIP (Voice over Internet Protocol) call was made on Telecom’s new IP network in March 2009.

Broadband ubiquity

Multiple high-speed broadband networks are available through mobile, WiMax and fixed networks, and broadband penetration is expected to increase over the next two to three years, although growth rates are slowing. The ubiquity of broadband networks is in turn fuelling the growth in applications and services that demand high-speed connectivity and management systems. Telecom’s nationwide fibre rollout in New Zealand is on track and has already improved the download speeds for a significant proportion of end users. Of the 835,000 broadband customers served by Telecom as at

31 May 2009, 37% have available download speeds of at least 10Mbps. Telecom has an obligation under the Undertakings to rollout ADSL2+ (or equivalent) technology in key distribution cabinets. This technology upgrade will mean over 80% of PSTN lines will be capable of delivering speeds of at least 10Mbps by December 2011. This should enable Telecom to offer its customers video and other advanced data services on a competitive basis.

Wireless connectivity

Developments in radio network technology and over-the-air interfaces with fixed networks and devices have enabled significant performance improvements in high-speed wireless connectivity. Commercial premiums still exist for providing mobile services, and most operators are investing in 3G mobile capability as the percentage of voice minutes and data services delivered across mobile infrastructure continues to increase. Telecom launched the XT Mobile Network in New Zealand in May 2009 along with a full service offering to retail and corporate customers.

Development of open standards and transparent network architecture

In addition to IP, the development of common authentication and transaction platforms with intelligent application interfaces will enable increased inter-operability across future networks. The open standards encourage third-party application development and simplify the delivery of converged services to consumer and business customers. Telecom is active in this space and launched the Business Hub in October 2008, which provides online software to New Zealand SMEs. Telecom is also investigating the potential of a third-party developer ecosystem for retail customers and cloud computing services for corporate customers (which provides use of a third-party service to perform computing needs on a publicly accessible IP basis).

Fibre networks

Internationally, governments are adopting a range of approaches to encourage the rollout of fibre networks terminating as close to the end customer premise as possible. Approaches have ranged from direct subsidy (Korea, Singapore) to regulatory change to reduce investment risk (Ofcom’s recent approach in the UK) or to increase likely return (some US approaches). In New Zealand the Government has decided to invest NZ$1.5 billion in FTTP on the basis that there are economic benefits to the country that the commercial sector cannot monetise. In common with the approach taken by Singapore, the Government has stated that its investment will be directed at the dark fibre level, and open access applied at that same level. Telecom believes that access technology will move to fibre over the medium-term, partly because of this government initiative. Telecom has responded to the Government with two proposals on how its investment can be most effective (see Regulation).

annualreport.telecom.co.nz/2009 13

Global over the top attackers

Value in the consumer and business sectors of the telecommunications industry continues to shift away from vertically integrated network-delivered services towards internet-based global content and applications. Examples of these include Google, YouTube, Facebook, and SalesForce.com, which use their global scale and scope advantages to win customer preference. These operators’ use of ‘best efforts’ internet connectivity as the underlying delivery platform to end-users reduces network owners’ ability to profit from content delivered over differentiated broadband connectivity services, and puts pressure on network-centric convergence strategies such as those made possible by IP Multimedia Subsystems (IMS).

In response to these trends, Telecom continues to pursue an approach that will allow content and application providers access to its network capabilities, often through exclusive supply relationships such as with Bebo for mobile content. Telecom does not seek to offer vertically integrated content and network propositions, but rather position itself as a content and application aggregator, providing the owners of the content and applications their choice of connectivity capabilities. As part of the broader strategy, Telecom has a supply agreement with Yahoo! to provide premium content and applications to its dial-up and broadband customer base and is building on a strategy to drive uptake and usage of new services.

Industry and sub-sector outlook

The following reflects management’s most realistic expectations about each industry sub-sector in New Zealand as at the date of this annual report. Telecommunications is a dynamic industry and a number of scenarios are dependent on technical, regulatory and competitive assumptions that are beyond Telecom’s control.

Communications services

Communications services encompass fixed line access and calling, dial-up and broadband internet, managed data services for enterprise customers, and mobile (voice, data and mobile broadband). Both regulatory uncertainty and aggressive retail price competition are expected to remain features of the communications services landscape. There is continued pressure on traditional high-margin areas, such as fixed access and calling, although some compensation is anticipated to occur through growth in broadband connections and margin improvements in mobile. Telecom believes that the communications market will continue to grow at a lower rate than gross domestic product in New Zealand, making sales execution a key driver of success in a challenging economic environment.

IT services

The IT services sector includes business process outsourcing (eg, sales and marketing activities), procurement (eg, hardware and software), operations (eg, maintenance and support) and professional services (eg, applications support and integration). Telecom believes growth in the IT services sector is likely to outstrip gross domestic product in New Zealand. Telecom expects this growth will be driven primarily by volume growth for new services, as customers continue to seek efficiency improvements through technology, particularly in the enterprise market. Price pressure is expected to be a feature of the market, enhanced further by the economic environment in New Zealand and globally.

Information services

Telecom continues to believe industry profit pools are likely to shift from offline (print directories, print classifieds) to online (online search engines and directories, online trading platforms and classifieds), and from content provision (eg, print directories) to content distribution.

Entertainment services

Entertainment services cover mobile entertainment (eg, wallpapers, ringtones), gaming (on consoles, PCs, handheld game systems and mobile devices), music (traditional and online) and TV (both traditional and IPTV). Telecom expects growth in entertainment revenues is likely to be fuelled by an increase in user spend and advertising. Advertising spend has historically followed consumer usage and is therefore expected to move gradually towards online media. The distribution of entertainment content online is expected to drive significant increases in data traffic, both fixed and mobile.

Strategy

During 2009, Telecom set its mission to be the number one provider of broadband, mobile and ICT services in New Zealand. Telecom’s vision is to achieve this by putting customers at the heart of its business, and in doing so become New Zealand’s most preferred company.

Telecom’s vision and mission are underpinned by six core strategic objectives which balance near-term performance with the long-term health of the business. Over the last 18 months, Telecom has embedded, in each of its business units, these strategic objectives that formalise three core focus areas – optimising near-term performance, investing for long-term health, meeting stakeholder expectations. This provides discipline, informs strategic choices and progresses the transformation programmes.

These core focus areas and strategic objectives are set out below.

Optimise near-term performance

1. Protect and grow traditional product and service revenues through a focus on improving customer satisfaction, retention of retail and wholesale access and calling customers, growth of broadband and postpaid mobile connections, and pursuit of profitable Australasian ICT opportunities. This strategic objective is being implemented through:

Pursuit of dedicated churn-reduction programmes

Sophisticated, focused market segmentation and execution

14 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Delivery of value-added services to differentiate fixed line services.

2. Deliver operational and financial efficiency and effectiveness through improved procurement and supplier management, business process re-engineering and continuous improvement of capital management processes. Long-term operational plans identify cost reductions through:

Continued use of a forum that systematically reviews and prioritises Telecom’s investment decisions

Reducing customer service costs through moving call centres offshore

Scaling of the relationship with global supplier, Brightstar, to reduce mobile handset costs

Product offer and process transformation

Rationalising legacy products and retiring legacy platforms.

Invest for long-term health

3. Invest in world-class infrastructure and capability, including the nationwide fibre rollout, the XT Mobile Network and PSTN voice replacement. Telecom also plans to commence the transformation of its shared services and capability to lower development costs and retire legacy systems as the IP platform is implemented. Telecom continues to deliver the following key transformation programmes:

FTTN: Continued rollout of a fibre network, enabling the delivery of broadband connections with speeds in excess of 10Mbps, to over 80% of lines in New Zealand, by December 2011. As of the end of May 2009, 37% of New Zealanders had access to broadband speeds of at least 10Mbps. Telecom is one year into a detailed fibre rollout plan that has been published to the industry. Although Telecom began the rollout in 2008, implementation of the plan accelerated in 2009 and will continue in 2010.

New mobile network: Telecom’s XT Mobile Network launched in May 2009 and has delivered improved international roaming capability, and faster mobile data speeds, with compelling offers for customers. Telecom had its largest weekly sales volumes of mobile handsets on record after the XT Mobile Network was launched. Telecom’s relationship with Brightstar has given Telecom access to better and cheaper handsets. Telecom plans to upgrade the XT Mobile Network in 2010 at which point the network is expected to deliver data speeds of up to 21Mbps.

PSTN voice replacement: Telecom’s next generation network programme is on track and Telecom will begin migrating customers from the traditional PSTN platform to an IP platform from 2010. In the Undertakings, Telecom has committed to migrating all customers off PSTN services by 2020.

Next Generation Telecom (NGT): Telecom plans to launch NGT in 2011. NGT delivers new customer relationship management and billing capability utilising new IP connectivity products. This will provide Retail with a new capability to automate core processes and reduce the cost to serve customers. It provides an online self-service capability tailored to customers’ needs and is expected to drive customer experience improvements. NGT also includes a new customer relationship management capability allowing Retail to target the specific needs and interests of individuals by offering them relevant and customised products or services.

4. Develop new-wave products and services revenues, including VoIP, 3G mobile services, online software and the migration of customers to next generation broadband products.

Telecom’s next generation network provides the foundation upon which it will build next generation Telecom capabilities. This should enable significant cost reduction through the simplification of the front end of Telecom’s business. It should also enable future revenue growth through the provision of compelling new-wave products and services. Telecom has already launched online software in the SME market and is also investigating a number of other new-wave technology solutions such as cloud computing.

In addition to faster broadband, the fibre network will enable the delivery of a range of content and applications to New Zealanders, such as video on demand, videoconferencing and remote working capability. Telecom aims to continue to leverage its relationships with global suppliers such as Yahoo! to bring new services to market.

Meet stakeholder expectations

5. Enable Telecom’s people to grow and succeed, by providing development opportunities and through our focus on employee engagement.

Telecom provides clear direction on its transformation priorities and improving the capabilities of its employees to meet future business needs. Telecom will continue to realign its business focus around customers and promote Telecom’s values:

People drive our success

We have a passion for customers

We work together as one

We act with openness and integrity.

These values should help us deliver our vision of becoming New Zealand’s most preferred company.

6. Meet the needs of key stakeholders, including Telecom’s customers, central and local government, their agencies, industry bodies, shareholders and other key stakeholder groups. This will be achieved through active engagement via teams in Telecom Wholesale, Chorus and the corporate relations function. The aim is to build trust and establish a pathway to future deregulation and to create certainty for Telecom’s shareholders.

Organisational structure

Telecom implemented the operational separation of its business units in 2008. Telecom has five customer-facing segments, supported by Technology & Shared Services and a corporate centre.

Chorus is the operationally separate business unit managing Telecom’s local access network in New Zealand. Chorus is responsible for network access through local loop unbundling, sub-loop unbundling and co-location, Telecom’s FTTN programme and the general field services and maintenance activities for Telecom’s network.

annualreport.telecom.co.nz/2009 15

Wholesale & International consists of two separate market facing business units. Telecom Wholesale is the operationally separate business unit that delivers wholesale products to service providers throughout New Zealand. Telecom International provides international wholesale services. Wholesale & International provides a range of regulated and commercial products covering broadband, business data, voice and interconnection to wholesale customers to enable them to build their own networks and/or provide telecommunications services for their end-users.

Retail is responsible for providing mass market products, services and support to the New Zealand residential and small and medium enterprises (SME) market segments. As a full service provider, Retail’s services include fixed line calling and access products (broadband, dial-up and online offerings) mobile voice, SMS, content and data services.

Gen-i is responsible for providing innovative ICT solutions to large corporate and government customers across New Zealand and Australia. Gen-i offers the full range of converged technology and telecommunications solutions tailored to the specific industry and commercial needs of each customer. AAPT operates an integrated business providing a range of voice, data, internet and mobile telecommunication solutions to Australian consumer, business and wholesale customers. AAPT provides coverage to around 85% of Australian businesses in metropolitan areas along the east coast of Australia, and was the first Australian carrier to deliver mid-band Ethernet at speeds up to 45Mbps over existing copper lines.

Technology & Shared Services maintains and develops all of Telecom’s New Zealand IT and network operations, ensuring Telecom’s transmission systems, network platforms and IT support systems and processes are aligned with Telecom’s business objectives to deliver increasing effectiveness and investment efficiency across shared platforms and processes. Telecom’s corporate centre provides finance, communications, strategy, human resources, and legal and regulatory functions.

Chorus

Chorus is New Zealand’s largest telecommunications utility business and was established as a standalone business unit in 2008 to meet Telecom’s operational separation Undertakings.

Chorus operates Telecom’s local access network. This network is made up of local telephone exchanges and copper and fibre cables, which connect approximately 1.8 million New Zealand homes and businesses. A range of telecommunications providers use this network to deliver phone and internet services to New Zealanders.

In the short time since its inception, Chorus has worked hard to build a reputation for collaboration in the industry and establish strong relationships with its partners and customers. Chorus built and delivered its local loop unbundling services ahead of demand from customers and has met some challenging targets, both internally and externally, for the deployment of next generation broadband and mobile networks.

Chorus works with service company partners to provide the network and people expertise its customers depend on to build and maintain their communications businesses. Each year, 2,500 people in 1,700 Chorus vehicles visit homes and businesses all over New Zealand to install, maintain or repair telecommunications services. Chorus has three service company partners, Visionstream, Downer EDi Engineering and Transfield Services, following the review of Chorus’ service company model in 2009. New 10-year term contracts for all parties will give service companies increased business certainty and confidence. The new agreements will enable Chorus to offer customers more flexible service hours, add efficiencies to the allocation of resources at peak loads and strengthen the focus on quality.

Products and services

Chorus’ network

As at 30 June 2009, the local access network included 637 telephone exchanges, 11,000 cabinets, 130,000km of copper cables and around 9,000km of fibre optic cables connecting homes and businesses. There are about 23,500km of fibre in Telecom’s nationwide network, including the local access network.

Chorus is continually upgrading and extending the network through its ongoing maintenance and investment programmes. This work ranges from the deployment of fibre through projects such as the FTTN programme, through to the enhanced network protection provided by fitting external generator sockets in rural cabinets so local farmers can help maintain service in the event of severe weather.

Regulated services – unbundling

Chorus’ primary offering is a portfolio of regulated services that lets access seekers install their broadband equipment in local exchanges (UCLL co-location) and connect the equipment directly to the copper cable between the exchange and the end-user’s premises (unbundled copper local loop or UCLL). This gives phone and internet service providers equal access to Telecom’s local access network, enabling them to deliver phone and broadband services directly to their customers via their own equipment.

Another associated regulated service, UCLL backhaul, provides the connectivity from the local exchange to the access seeker’s

16 Telecom Annual Report 2009

INTRODUCTION

OUR COMPANY

PERFORMANCE

GOVERNANCE

DISCLOSURES

nearest available point of interconnect. Chorus completed its end-to-end UCLL services with the launch of a UCLL backhaul service in November 2008.

Sub-loop unbundling services (comprising sub-loop backhaul, sub-loop co-location and sub-loop UCLL) will enable customers to offer differentiated voice and broadband services from cabinet-based DSLAM by providing access to the copper line that connects the cabinet with an end-user’s premises. DSLAMs are digital subscriber line access multiplexers, which is network-based equipment used to deliver a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop to customers (DSL services or digital subscriber line). The Commerce Commission (the Commission) released a standard terms determination in June 2009 which sets out the terms on which all customers can install their equipment inside Chorus’ new roadside cabinets (see Regulation). A Commission standard terms determination sets the terms on which a designated or specified service must be supplied with reference to all access seekers and access providers of the service. Chorus’ cabinets include space for customers to install their equipment and several customers are already trialling co-location in cabinets.

Chorus is also trialling a sub-loop extension service that will enable customers to access the copper feeder cable connecting Chorus’ cabinet with the local exchange. This means Chorus customers may continue to offer exchange-based voice services in most areas where FTTN cabinets have been deployed.

Next generation field force services

Chorus is developing a range of services to enable its customers to enhance their own market offerings. These services will include a premises wiring service to offer wiring installation and maintenance services to unbundled end-users and an enhanced care service to allow customers to offer differentiated service levels to their end-users. The increase in technology requirements associated with next generation broadband access and VoIP services in the home has also encouraged Chorus to develop a home services portfolio that will support the installation of residential gateways, VoIP handsets and home networking equipment. The initial launch of these services is scheduled for 2010.

FTTN

Chorus has been leading Telecom’s network upgrade to enable the delivery of broadband connections of at least 10Mbps to over 80% of New Zealand lines by December 2011. This project is one of New Zealand’s largest telecommunications projects, involving the deployment of 2,500km of fibre optic cable and the upgrade of 3,600 roadside cabinets to reduce the distance between a service provider’s broadband equipment and the customer’s premises.

When a new cabinet is in place, end-users will be able to access a broadband network that has the capability to deliver at least 10Mbps to those in the coverage area. Speed tests on upgraded cabinets show end-users have enjoyed actual average speeds of 13Mbps.

The project must meet tight deployment schedules required by the Undertakings and the notice requirements in the UCLL standard terms determination. Chorus has met all milestones to date. Historically, Telecom deployed about 90 cabinets per year, but Chorus has established a mass production process that means on average 25 cabinets are now being produced each week ready for on-site installation.

As at 30 June 2009, 780 FTTN cabinets had been upgraded, providing enhanced broadband connectivity to 165,000 customers, and 805km of fibre optic cable had been deployed. About 750,000 customers will ultimately be connected to faster broadband cabinets by December 2011. Greymouth was the first town in New Zealand to have its FTTN upgrade work completed in December 2008.

During 2009, Chorus completed construction of three major sections of regional fibre backhaul, which will be critical to delivering on its FTTN objectives. These were fibre routes between Lumsden and Te Anau (70km) and Greymouth and Westport (75km) in the South Island, and Napier and Gisborne (160km) in the North Island.

FTTP

Chorus’ deployment of fibre optic cable as part of its FTTN and XT Mobile Network projects mean that the amount of fibre in Telecom’s national network has increased substantially in the past year. Fibre-based services are generally available from 600 fibre-fed exchanges throughout New Zealand, with 5,000 business premises directly connected by fibre. Chorus’ deployment of fibre-fed roadside cabinets is creating even more network points at which business customers can be connected directly by fibre links.

In March 2009, the New Zealand Government released a proposal document, the Broadband Investment Initiative, outlining its intention to connect 75% of New Zealanders to a next generation fibre network over 10 years. Telecom responded to the proposal stating that Chorus will be the vehicle for any Telecom involvement in this initiative. Telecom’s submission emphasised that Chorus is best placed to help achieve the Government’s objective given its existing infrastructure assets, and experience (see Regulation). Telecom has deployed FTTP to over 2,000 homes in new housing developments around New Zealand since 2006, with another 2,000 under construction as at 30 June 2009. Chorus is also in discussions with developers to connect a further 4,000 residential lots, although the downturn in the property market continues to affect forecasted build for new lots. During 2010, Chorus will also be running a NZ$1 million trial to deploy fibre micro-ducting to about 1,100 existing homes in Auckland. This will be the first time Chorus has installed micro-ducting in its network and the trial will see copper cable blown down the micro-duct from the nearest network connection point to the doorstep. Once completed, each home could be upgraded to fibre optic cable by replacing the copper in the micro-duct through blown fibre deployment.

Customers

As of 30 June 2009, 64 Telecom exchanges were unbundled and more are being unbundled as Chorus receives confirmed orders from its customers. Chorus customers Orcon and Vodafone have launched their own unbundled networks in

annualreport.telecom.co.nz/2009 17

the Auckland region, while Orcon and Actrix have unbundled several exchanges in Wellington. Together, these customers have unbundled more than 30,000 lines.

Operational separation means that Gen-i, Retail and Telecom Wholesale are also Chorus’ customers. Chorus provides them with field support and Telecom Wholesale, for example, purchases UCLL and co-location services from Chorus to deliver its products. Telecom’s business units are required to consume all of Chorus’ regulated services on an equivalent basis to that of Chorus’ external customers by 2011 and Chorus is already delivering some services, such as co-location, on this basis.

Chorus is also responsible for managing the maintenance of Telecom’s mobile networks, including the new XT Mobile Network which utilises WCDMA technology. The rollout of the XT Mobile Network involved a Chorus project team which helped acquire the additional sites required for network coverage and deployed about 600km of fibre connecting these sites.

Chorus does not use any specific marketing channels for its customers.

Network competition

The Commission’s 2008 Telecommunications Market Monitoring Report estimated that Chorus had approximately 93% of the New Zealand fixed line access market. Network competition comes in the form of network providers that mainly operate at a regional level or within niche markets. TelstraClear is the most significant competitor, operating access networks in all major central business areas, as well as extensive residential networks in Christchurch and Wellington. Woosh Wireless, CallPlus and Airnet provide regionally-based fixed wireless services.

Increased competition is also expected from mobile network providers Vodafone and 2degrees, as they move into delivering broadband and home services via new mobile technologies.

Chorus also faces competition in the fibre backhaul market from network operators, including TelstraClear, Vector Communications and FX Networks. All are expanding their fibre networks, with Vector Communications, for example, entering into an agreement with Vodafone to provide backhaul services to 41 exchanges in Auckland.

The Commission regularly assesses the level of competition on UCLL backhaul routes and regulates access to Chorus’ fibre backhaul in areas where they determine that competition is limited (see Regulation).

Outlook

During 2010, Chorus plans to continue to focus on supporting its existing customers and new UCLL customers, unbundle more exchanges and continue to enhance New Zealand’s broadband network by deploying more than 1,000 roadside cabinets connected by 690km of new fibre.

Chorus will also continue to focus on delivering the requirements of the Undertakings and meeting the expectations of industry and government stakeholders by ensuring Chorus meets all regulatory requirements.

It will also be a year to start looking at new opportunities. Chorus has recently established a property team to focus on maximising the value of Chorus’ extensive property portfolio. New commercial products will help to introduce revenue streams outside of the regulatory framework, including a suite of house wiring services that maximise the reach and expertise of Chorus’ field service capability. In addition, Chorus will seek to capitalise further on its network consultancy strengths.

On 31 March 2009, the New Zealand Government announced a proposal to invest NZ$1.5 billion in FTTP (see Regulation). The proposal creates uncertainty for Telecom as a nationwide (or regional) fibre deployment could overbuild Chorus’ network assets, creating additional competition, or at worst leaving some assets stranded.

Wholesale & International

Telecom Wholesale and Telecom International provide a range of regulated and commercial products to service providers throughout New Zealand and the world.

Telecom Wholesale aims to supply world-class, scalable wholesale network services to customers to help them grow their business. Telecom Wholesale uses a New Zealand-wide network and world-class technology to provide a range of products to telecommunication retailers. Through innovation and strong account management Telecom Wholesale works with these service providers to help them grow their business.

Telecom International aims to grow profitability for itself and its customers through delivering global integration of telecommunications services between New Zealand and the world. Telecom International’s particular focus for offshore business will be on growing strengths in the North American and Asia Pacific regions and delivery of solutions to retail operators.

Telecom Wholesale

Products and services

Telecom Wholesale’s portfolio of broadband, backhaul, business data, voice and interconnect products gives service provider customers the foundation they need to enable them to build their own networks and / or provide a wide range of telecommunications services to their end-users.

Voice

Telecom Wholesale provides a suite of voice products ranging from a basic PSTN connection to the Telecom network – carrying calls, faxes, EFTPOS transactions and linking to the

Telecom Annual Report 2009

INTRODUCTION

OUR COMPANY

PERFORMANCE

GOVERNANCE

DISCLOSURES

Internet – to ISDN Primary Rate Access, which allows service providers to meet the networking requirements of large businesses. The number of fixed access lines provided by Telecom Wholesale to its customers has increased dramatically in the last two years by 94%, from 168,000 as at 30 June 2007 to 326,000 as at 30 June 2009.

Mobile

In early 2009, Telecom Wholesale took over the management of Gen-i’s mobile virtual network operator agreement with TelstraClear. Telecom Wholesale also commenced its first virtual network pilot with a customer using Telecom’s CDMA mobile network. The mobile virtual network model enables service providers to sell mobile products and services without the need to build their own physical network.

Interconnection

The ability to connect networks is a key component of a competitive telecommunications market. End-users on one network have to be able to connect to other networks to deliver voice, data or internet traffic. Telecom Wholesale provides interconnection to service providers who have high traffic volumes, and who have (or who are prepared to add) network infrastructure. Interconnection is a negotiated contract between Telecom Wholesale and the service provider, and includes PSTN interconnection and local peering. PSTN interconnection is a voice service that connects Telecom’s networks, both fixed and mobile, to other service providers’ networks allowing calls to be exchanged. Local peering allows service providers to interconnect with the Telecom network to enable the exchange of internet traffic within New Zealand between their end-users and Telecom broadband customers.

Data, broadband and backhaul

Telecom Wholesale provides an extensive range of data products that enable service providers to offer tailored data services to their customers, either if they build their own data services based on Telecom Wholesale’s data input products or if they resell Telecom’s retail services.

Telecom Wholesale broadband products, such as unbundled bitstream access (UBA), allow service providers to deliver a full range of their own-branded broadband services, either using the ready-built wholesale broadband service products or building their own broadband services based on Telecom Wholesale’s broadband input products.

Telecom Wholesale backhaul services allow service providers to deploy network assets where it makes commercial or engineering sense, and build a local, regional or national presence to meet their customers’ requirements.

In September 2008, Telecom Wholesale launched the first product component of Telecom Wholesale’s next generation broadband family, Enhanced UBA. Enhanced UBA is capable of supporting applications that are sensitive to time delay, such as digital voice, over a separate high-speed class of service at the same time as providing internet connectivity. The initial variants are available either naked (without an analogue phone service) or clothed (with an analogue phone service).

At the same time, Telecom Wholesale also started the next phase of its high-speed broadband rollout with an additional

14 exchanges (now totalling 139 exchanges) upgraded with ADSL2+ broadband electronics providing high-speed broadband to internet users. Telecom Wholesale’s ADSL2+ footprint has now reached 60% of all fixed lines capable of broadband. It supports a wide range of broadband services for wholesale customers. ADSL2+ is a copper-based broadband technology that delivers nationwide broadband speeds of up to 24Mbps. It is one of the underlying technologies that will enable next generation broadband services.

In November 2008, Telecom Wholesale launched a national and metro backhaul service, point-to-point backhaul. This service delivers dedicated and uncontended bandwidth with an associated handover link. A UBA backhaul service was released in April 2009, meeting the requirements of the Commission’s standard terms determination. Together these backhaul options provide a robust and reliable, high-speed Ethernet backhaul service that delivers dedicated bandwidth, supporting services such as Enhanced UBA and High-Speed Network Service (HSNS). In December 2008 Telecom Wholesale launched a variant of HSNS, HSNS Lite. This new service offers customers a copper access option and complements the fibre-based HSNS

Premium variant that was launched in December 2007. Telecom Wholesale is currently piloting its wholesale VDSL2 service with customers who, in turn, are trialling new services with their employees or selected end-users. The product is built around VDSL2, a third generation DSL technology that delivers significantly faster broadband for short copper loop lengths. Following the pilot, Telecom Wholesale intends to launch its commercial wholesale VDSL2 service, which will be widely available on Telecom’s next generation network. The Commission is currently considering whether VDSL2 services should be supplied on a regulated basis. Once launched, it is intended for home and small business use.

Marketing channels

Telecom Wholesale’s account management and business development team plays a key role in maintaining customer relationships and consistently receives high scores in Telecom Wholesale’s customer satisfaction survey. Telecom Wholesale also provides business-to-business interfaces into its faults and provisioning systems. These provide connections for Telecom Wholesale customers into Telecom’s systems, reducing double-handling and the potential for errors.

Customers

Telecom Wholesale supplies services to more than 70 customers, the largest being Vodafone, TelstraClear, Gen-i and Telecom Retail. The remaining customer base is made up of telecommunications providers, internet service providers and resellers.

Competition

Competition is increasing in the wholesale market with the entry of new infrastructure providers. Unbundled copper services cover key metro areas including Auckland, while fibre network builders offer both local access and national backbone services.

annualreport.telecom.co.nz/2009 19

Outlook

Telecom Wholesale is responding to increased competition in the wholesale market with a programme of marketing offers focused on retention and growth of wholesale lines, as well as upcoming launches of next generation products. In the next 18 months, Telecom Wholesale will also be undertaking a major transformation in the areas of its product, business and operational support systems and business processes and, through this, it intends not only to deliver on regulatory requirements but also to deliver a fundamental improvement in customer service. The first of Telecom Wholesale’s new transformation platforms launched in July 2009. As part of this programme, Telecom Wholesale will continue to work towards the delivery of the separation milestones and to comply with the Undertakings. In 2010, it has eight milestones to achieve under the Undertakings and the work involved is substantial. These milestones include an obligation on Telecom Wholesale to ensure that Gen-i, Retail and other service providers are provided with the same service on the same terms, and that they are all able to use the business-to-business gateway or online portal in the same way for ordering services, provisioning and fault management by 30 September 2009, for certain key products including, UBA and HSNS.

Telecom International

Telecom International aims to be a world-class international communications provider delivering value added calling and international transit services. Telecom International provides a comprehensive range of international voice, data and mobile services and solutions to carriers and offshore telecommunications providers. Telecom International enables carriers’ customers and retail operators to provide quality voice, mobile and data solutions to their customers.

Telecom International terminates and receives traffic to and from all countries in the world, carrying approximately four billion minutes of global traffic per annum. It has direct interconnects with approximately 300 telecommunications operators through points of presence in Los Angeles, New York, Miami, Tokyo, Singapore, London, Frankfurt, Sydney, Melbourne and Auckland. Telecom International also provides international connections for Telecom broadband customers and AAPT.

Products and services

Voice

The voice suite supports Telecom by providing international calling for internal customers (AAPT, Retail, Telecom Wholesale and Gen-i). Outside Telecom, Telecom International competes at all levels within the global voice market.

Telecom International achieved a positive result for voice in an extremely competitive environment, with 15% margin growth in 2009 compared with 2008, mainly driven by growth in the mobile segment especially in Asia Pacific.

2009 saw the completion of Telecom International’s systemisation project to improve the efficiency of managing the nearly four billion minutes of voice traffic that transits the network each year. This establishes a framework to scale the voice services globally.

Mobile

Telecom International provides a suite of services in addition to voice terminations for mobile operators which includes signalling and roaming capability, enabling them to quickly expand their roaming propositions without major investment. In 2009, Telecom International delivered roaming steerage, signalling and welcome SMS applications for the XT Mobile Network.

Data

Telecom International works with Gen-i and Telecom Wholesale to offer carrier-grade data services around the world, including private and public network solutions, all backed by an international network and extensive arrangements with key global partners.

A significant part of the international data network is the Southern Cross Cable. Telecom International helped to initiate and develop this powerful cable system and Telecom remains one of its three owners. With Telecom’s part ownership of this network, Telecom International can be highly responsive to its customers’ growing data needs. The network provides fast, direct and secure bandwidth between Australia, New Zealand and the US. There are 28,900km of submarine cable, including 500 optical repeaters to boost signals; and 1,600km of terrestrial cable. There are nine cable stations (two each in Australia, New Zealand, Hawaii and the US; one in Fiji) and an access point in California.

Telecom International also has ownership of several other cable systems to increase the reach and robustness of its service offerings.

Extensive arrangements with global partners provide local, regional and global connectivity. This includes co-location of routers in key internet exchanges, established peering arrangements within the New Zealand, Australia, Asia and US markets, and transit agreements with tier one providers in Asia, Australia and the US.

Marketing channels

Most customer contact happens electronically or through teleconferencing. Due to the geographic disbursement of customers, any direct contact is primarily with the sales team located closest to the customer. In addition, international carrier forums arrange regular conferences which allow for customer briefing sessions over a period of two to three days for both commercial and network representatives. This allows Telecom International employees to meet directly with customers from diverse geographical locations at a single event. This reduces costs for both Telecom International and its customers. Telecom International also provides direct telephone lines into its faults and provisioning systems, reducing double-handling and the potential for errors.

Customers

Telecom International has a customer base of more than 200 wholesale and retail providers, including Gen-i, Telecom Wholesale, AAPT and Retail. Telecom International also provides

20 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

outsourced international calling solutions for telcos, mobile operators globally and cable TV companies in Europe and the US.

Outlook

Telecom International has a number of new developments planned for 2010 that will allow it to further enhance mobile solutions. Telecom International is also marketing expanded outsource solutions for telephony providers that want high-quality international calling within innovative plans for their customers.

Retail

Telecom’s Retail business unit is focused on providing mass market products, services and support to consumer customers, as well as to the SME market in New Zealand.

Retail is structured such that it can best serve its different customers: Home, Mobile and Office.

As a full service provider, Telecom’s retail services include fixed line calling and access products; broadband, dial-up and online offerings; and mobile voice, SMS, content and data services.

Products and services

Home

Retail’s Home team provides broadband, fixed line access and calling products in New Zealand.

Retail has focused on delivering a range of bundled products this year that offer simplicity and value to customers. Total Home launched in October 2008, combining unlimited national calling, 10GB broadband and fixed line rental for a fixed monthly price. This was followed with the launch of Total Home Lite, in March 2009, combining monthly landline rental with 3GB broadband data and unlimited national landline calls to one nominated number. At 30 June 2009, over 130,000 customers had signed up to Telecom’s bundled services.

In October 2008, the monthly data allowance was increased on four of Telecom’s residential broadband plans, allowing customers to receive significantly more data for the same price. The upload speed cap on its most popular plan, Go, was removed in July 2009. All of the broadband plans, except for the entry level plan, had uncapped download and upload speeds from July 2009. These changes mean more customers can optimise the speeds made available through Telecom’s continued investment in ADSL2+ broadband technology.

A trial of VDSL2 was carried out between May and August 2009, with customer offers expected to be rolled out during 2010.

Telecom continues to be an active player in the development of the online content and applications in New Zealand through partnering arrangements with Yahoo!Xtra. Yahoo!Xtra is 51% owned by Yahoo!7 and 49% by Telecom. A suite of free value-added services is provided exclusively to Telecom broadband and dial-up customers, including enhanced email, a premium photo sharing application and a PC security package. Over 50% of Retail’s customer base has signed up to the suite of services.

In January 2009, Telecom closed its online shopping mall Ferrit as part of the company’s focus on the delivery of its core services. The decision reflects the change in Retail’s strategic priorities since Ferrit first launched in 2005.

Mobile

Mobile revenues comprise access and airtime charges for calls originating from Telecom’s two mobile networks (including international calls) in New Zealand, and revenue from text and multimedia messages sent by Telecom customers, WAP services, wireless data services, paging, cellular equipment sales and other related services.

Telecom has successfully built a new WCDMA mobile network at 850MHz, providing 3G service coverage to 97% of places New Zealanders live and work. The XT Mobile Network launched on 29 May 2009. Since this date New Zealanders, have been able to access a range of world-class devices from major mobile manufacturers. These devices give access to mobile broadband and enable customers to select from a range of content that best suits their needs.

Devices operating on the XT Mobile Network can roam to more than 210 destinations. Telecom’s roaming agreement with Telstra in Australia ensures Telecom XT Mobile Network customers can roam to most places where Australians live and work.

Telecom continues its 2008 five-year agreement with Brightstar to deliver Telecom’s mobile devices and supply chain services for the XT Mobile Network. Brightstar, in particular, is a large and growing wireless device distribution, logistics and supply chain solutions group of companies.

Telecom continues to provide a range of WAP content for mobiles across the CDMA and XT Mobile Network, including news and entertainment, video clips and a music store for downloadable music tracks.

Office (SME)

In the Office market Telecom’s most popular service continues to be Business Time, which is the choice of almost 80% of Telecom’s business customers in New Zealand. The service provides a business fixed line calling plan, which combines customers’ monthly line rental with capped calling, and is designed to bring price certainty. Our SME customers benefit from capped calling rates from their Business Time landline to national and Australian landlines and Telecom mobiles.

At 30 June 2009, Telecom provided approximately 50,000 broadband lines to SME customers. Recent research in this market shows SME customers are undertaking increasing amounts of activity online. 55% of Telecom’s SME market in New Zealand have a website and a domain name.

annualreport.telecom.co.nz/2009 21

In September 2008, Telecom launched the Telecom Business Hub, an online portal where SMEs can find, try, buy and manage business-grade communications and online services. An initial range of services, including email services, call management solutions, domain name registration and easy website design tools, has been launched.

Also in September 2008, new broadband plans specifically tailored for Retail’s SME customers were made available, including business-grade wireless modems, as well as a dedicated broadband service centre to help SMEs keep connected to their online world. Uptake on these new plans has been very positive with 20% of Retail’s SME customer base already converted from their old broadband plan as at 30 June 2009.

In March 2009, Telecom launched its Small Business Success Pack of options and offers to help SME customers deal with the challenges of the current economic climate.

Telecom has also partnered with Made from New Zealand, a global online business community designed to connect and promote businesses and entrepreneurs with the ‘Kiwi DNA’. Together they have launched ThinkSmall.co.nz – a forum for sharing ideas on how small businesses can make small changes to the way they do business on a day-to-day basis.

Customers

Home

Retail provides over one million customers with landline access and calling products and broadband to around 480,000 homes as at 30 June 2009. To build awareness and drive uptake of its services, Retail integrated service and sales functions in 2009 to stimulate needs-based conversations with customers at inbound and outbound call centres, and via door-to-door sales teams.

Mobile

Retail provides mobile services, including voice, messaging and multimedia services, to customers, the majority of whom are prepaid. Following the launch of the new XT Mobile Network in May, the majority of Retail’s mobile customer base remains on the CDMA network. The focus for future mobile activity will be on the XT Mobile Network, with emphasis on migrating existing mobile customers from the CDMA mobile network to the XT Mobile Network and increasing annual spend per user by encouraging voice and mobile broadband usage.

Office (SME)

Retail provides approximately 50,000 Telecom broadband lines and 177,000 access lines to SMEs who want straightforward products rather than the more complex telecommunications solutions that Gen-i delivers to its customers (at 30 June 2009). Retail is increasingly focusing on providing online services to meet the growing demand in this market segment. In 2009, Retail delivered a range of products, including email services, call management solutions, domain name registration and easy website design tools for SMEs.

Competition

Home

During 2009, competition for customers has continued to increase, especially in the Auckland market where competitors have invested in UCLL and have been aggressively marketing bundles of services across broadband, access and calling. Outside of Auckland there are many other competitors in cities, towns and rural communities offering services, some based on wholesale services from Telecom, some based on other technologies.

Retail’s main competitors in this space are TelstraClear, Vodafone, Slingshot and Orcon.

Mobile

Competition in the mobile market has also intensified. Telecom’s XT Mobile Network offering of world-class services has helped to spur more competitive offers, particularly from Vodafone, the main competitor.

Competition increased in August 2009 when new competitor 2degrees entered the market. Also, the emergence of MVNOs that utilise existing networks has also created new types of competition.

Telecom is well-positioned through its investment in the XT Mobile Network to provide customers with the choice, devices and services they want in mobile technology.

Office (SME)

There is also significant competition in the SME market both as a result of UCLL and continued competitor activity across the full range of telecommunications services.

Marketing channels

The majority of consumer customer interaction is through a range of phone and online channels. The interactions include sales, after-sales service, faults, billing, credit and 0800 issues.

The mobile section of the Telecom website has been rebuilt with substantially improved capabilities for the launch of the XT Mobile Network. Further development of this channel will be completed by the end of 2010.

Telecom has approximately 1,800 service representatives staffing its sales and support helpdesks (as at 30 June 2009) and phones are answered 24 hours a day, every day of the year. In addition, throughout 2009, Telecom strategically integrated service and sales to stimulate needs-based conversations with customers at inbound and outbound call centres, and via door-to-door sales teams.

As at 30 June 2009 Telecom had a network of more than 125 retail stores, nationwide, made up of Telecom’s own retail stores as well as dealer outlets dedicated to Telecom products and services. Telecom is part way through the redesign and fit-out of its retail stores including new concept stores in many locations, with six complete as at 30 June 2009. The new stores are designed to be interactive and entertaining with high-tech touch screens and ‘hands-on’ playing with the technology.

A large number of our partner stores throughout New Zealand are also being refurbished, with the initial new retail kiosks launched in high-traffic malls in Auckland during June 2009.

22 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Outlook

Telecom expects the retail market will demand continued innovation in product development and customer service initiatives. Healthy competition is giving customers more choice, whether at work, at home or on the move. Retail aims to continually evolve the offers it brings to market to meet customers’ changing needs and wants.

Price-based competition is likely to continue in fixed calling and to accelerate in mobile calling with the entry of 2degrees into the market.

In this environment Telecom’s objective is to win and retain customers with compelling products and a strong focus on customer service.

The next generation Telecom programme is designed to deliver an improved customer experience, with high levels of automation and self-service capability and a new IP Voice product offering. The programme is in the final build phase, with an end-user customer trial in September 2009 and commercial availability currently scheduled for July 2010. Telecom is currently in the process of enhancing the XT Mobile Network by upgrading to Evolved HSPA, or HSPA+. This will be designed to increase download speeds and is expected to be complete by December 2009.

Gen-i

Gen-i integrates IT and telecommunications services to provide converged ICT solutions for business clients across New Zealand and Australia, with nearly 3,000 people across 17 locations in New Zealand and Australia as at 30 June 2009.

Gen-i positions itself as a partner to its clients; working with them to align their ICT needs with corporate strategies and culture, and to create solutions that address key business issues, such as managing costs, improving business reliability and continuity, addressing compliance and regulation requirements, and supporting the drive to sustainable computing (eg, reducing energy and travel costs through technology services such as Gen-i’s new HDTV quality video conferencing capability – Telepresence).

Products and services

Since purchasing Gen-i and Computerland in 2004, Telecom has set out to provide trans-Tasman ICT solutions for Australasian companies.

Gen-i provides all or any individual part of a business customer’s IT and telecommunications solutions and services covering:

Managed voice and data services: network-based voice and data switching products, including IP-based networks and IP telephony

Managed mobile services: mobile data and ICT solutions based on the new Telecom XT Mobile Network and new wireless-based technologies

Managed IT services: managed customer infrastructure (eg, desktop and end-user devices), managed storage and security services, hosting and application development and support

IT outsourcing: incorporating a range of the above solutions and managing on behalf of the customer either on the customer’s or Gen-i’s premises

Procurement of hardware and software: including software and contract management services

Professional services: Gen-i’s team aims to help clients to achieve real business value from their ICT investments.

Gen-i’s independent business consultancy arm, Davanti, combines indepth industry expertise, practical tools and innovative thinking to assist organisations to align their business and technology investments with strategic objectives. Project services and software solutions help clients to improve their business outcomes through the implementation of new technologies and application software. Gen-i’s training organisation, Auldhouse, helps clients to maximise their investment in current technologies.

These services are supported by access to Telecom’s infrastructure in both New Zealand and Australia.

Gen-i takes a strategic approach to developing products and services for clients across a variety of sectors. Gen-i regularly approaches its key suppliers to look for new offerings and solutions to share with clients, and develops these offerings based on feedback from clients on their current and future needs.

Gen-i is currently investing in new converged solutions that integrate mobile and fixed communications technologies with existing IT infrastructures. Clients can choose to deploy these applications and services either in-house, outsourced or rented as a hosted service from Gen-i.

Gen-i has invested in its end-to-end service delivery capability to create internal business efficiencies. Examples include revised process design, workforce management, service quality and sales and operational planning.

At Gen-i, the framework used to guide the delivery process is a system called IT Infrastructure Library as well as Lean Six Sigma. This is a combination of the Lean Manufacturing methodology developed by Toyota and the Six Sigma system developed by Motorola. Both methodologies have a focus on improving outcomes for customers.

In June 2009, Gen-i consolidated several case management systems used across the Gen-i business onto a single platform, called Gen-i Service Centre. This transition now provides a single

annualreport.telecom.co.nz/2009 23

platform for managing all client service requests and faults, and integrates all voice, data, mobile and IT trouble tickets to enable its converged ICT service capability.

Customers

Gen-i’s client base spans 3,300 public and private sector organisations in New Zealand and Australia. During 2009, Gen-i signed new contracts with clients in New Zealand, including New Zealand Post, New Zealand Defence Force, Fonterra, Progressives, Crane Distribution, Department of Building and Housing, Ministry of Education and Department of Labour.

Gen-i’s Australian business acquired or re-signed significant annuity-based managed services contracts with Goodman Fielder, Lion Nathan, Cendant, Fonterra, MSS Security (formerly Chubb Protective Services) and Norfolk Group. Additional significant IT services delivery projects were also awarded from The Department of Environment & Climate Change, OfficeMax and The Motor Accidents Authority of New South Wales.

Gen-i decided not to participate in the Commonwealth Bank of Australia’s tender for the provision of telecommunications services across Australia. This decision was taken as part of its strategy to focus on the Australian mid-market sector. Gen-i’s contract with the bank ended in February 2009 and Gen-i is now in a transition period of up to two years. Gen-i will continue to play a strategic role in delivering critical applications and services for the bank, including contact centre services, until 2013.

Competition

During 2009, competition came mainly from large IT solutions providers, such as HP and IBM, but also from smaller niche providers such as Datacom. Gen-i aims to compete based on being an integrated solutions provider of information technology and telecommunications solutions. It also targets high customer preference scores based on independent surveys, such as IDC, who reported that Gen-i was the most preferred IT company in New Zealand (as at September 2008). Gen-i has a much smaller presence in Australia and as noted above decided not to partake in the retender for the Commonwealth Bank of Australia services contract during 2009. Gen-i aims to capture more of the corporate market in Australia.

Marketing channels

Gen-i has a direct client relationship model designed to foster long-term and sustained relationships with clients. It appoints dedicated client teams to build and retain industry knowledge and simplify lines of communication and offer clients expertise and accountability.

Supporting the direct sales force, Gen-i has six franchise offices across New Zealand that are seamlessly integrated, and extend reach to clients located outside the major centres. Gen-i continues to consider potential strategic alliances and acquisitions that will complement organic growth. In 2009, Gen-i purchased the business of Real Time Computing, the Gen-i franchise group operating in the Manawatu, Wanganui and Taranaki areas.

Outlook

In endeavouring to achieve its goal of becoming Australasia’s leading ICT services provider, Gen-i will be building on its existing client base, access to the world’s leading technologies, and current brand preference (the most preferred ICT brand in New Zealand).

With a focus on service delivery and margin maturity, Gen-i believes that it can continue to leverage its ICT capability to deliver end-to-end solutions, and is investing in people, processes and technology to support the ongoing evolution of its business.

The ICT market is fragmented, with global operators and new niche players entering the market, and trans-Tasman competition likely to increase. The global economic downturn is driving demand for outsourcing, transformation and cost efficiencies, and the development of local hosting and cloud computing capabilities.

Gen-i is seeing high demand from clients wanting to add value to their business through mobility solutions built on Telecom’s new XT Mobile Network. Gen-i plans to leverage the new network to provide converged solutions that combine fixed and mobile technologies to help clients deliver new levels of business efficiency, flexibility, productivity, increased customer responsiveness and cost savings.

Looking forward, Gen-i is committed to maintaining its position as the most preferred ICT services provider in New Zealand (according to IDC), with growth in mobile, IT services and Australian (mid-market) revenues that exceed the rest of the market.

AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. In addition, AAPT has an exclusive wholesale arrangement to access iiNet’s ADSL2+ network, which means it can offer on-net DSL coverage in over 350 exchanges across major Australian cities and large metropolitan areas.

The benefit of owning infrastructure, coupled with the iiNet arrangement, means that AAPT is not as dependent on reselling services from Telstra as non-infrastructure, or limited infrastructure-based, competitors.

24 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

In April 2009 AAPT completed a major A$30 million upgrade of its core IP network and MPLS edge (IP/MPLS). The resulting tier one national IP network is already providing next generation Ethernet products for wholesale and business customers. This upgraded network enables AAPT to leverage its nationwide transmission and extensive access network. Complementing this, the access network has been upgraded to deliver ADSL2+ and high-speed Ethernet, and AAPT’s internet delivery capability has been significantly enhanced.

AAPT is currently undertaking a project to rationalise and upgrade billing and rating systems, and has established an outsourced customer service centre in Manila, the Philippines. Both projects are intended to drive improved customer service and further reductions in operating costs.

During the year ended 30 June 2009, there was an impairment charge relating to the goodwill from Telecom’s acquisition of PowerTel. It arose as the assessment of forecast earnings indicated that the accounting value of AAPT had declined. See Performance for further details.

Products and services

AAPT provides a range of data, internet, voice and mobile telecommunications solutions to Australian consumer, business and wholesale customers.

AAPT provides coverage to approximately 85% of Australian businesses in metropolitan areas along the east coast of Australia and was the first carrier to deliver mid-band Ethernet at speeds up to 45Mbps over existing copper lines.

Data

AAPT owns and operates a carrier grade, secure IP/MPLS network, which is used to provide internet, Ethernet and IP virtual private network (IP-VPN) services nationally to businesses and international and national carriers. As a result of the major upgrade of its IP/MPLS network, AAPT’s tier one national IP network provides a new generation of Ethernet products for wholesale and business customers.

Over the next year, AAPT will release a suite of new mid-band Ethernet products into the wholesale and business markets via over 100 exchanges, with the capability to service more than 100,000 businesses nationally.

Internet

AAPT delivers internet services to businesses, internet service providers and retail customers. AAPT derives revenue in the retail and SME channels by providing broadband internet services and dial-up internet access. The broadband services comprise of ADSL2+ services utilising its on-net DSL coverage in over 350 exchanges at speeds of up to 20Mbps and resale of third-party supplied services. These services, and the concept of unlimited downloads during off-peak hours, which has recently been added to the product set, are primarily marketed as part of a bundle with home phone services.

The business channel derives revenue from providing internet access to corporate and public sector customers, whilst the wholesale division generates revenue by wholesaling services to other internet service providers, which in turn resell AAPT services to retail customers.

In the business and wholesale market, AAPT delivers internet access via its own broadband network (as well as reselling third-party supplied services) and providing connectivity to business and wholesale customer IP-VPNs. AAPT also delivers internet access through its 24 co-location facilities that currently support over 250 carriers and business customers.

Voice

In any one month AAPT connects over 100 million voice calls and has the capacity to support in excess of 2.5 million calls per hour during peak periods on its own network.

AAPT offers a complete range of traditional telephony services (POTS, basic rate ISDN and primary rate ISDN) into the business, consumer and wholesale channels. In early 2005, AAPT introduced carrier grade VoIP services ensuring a smooth transition to next generation voice solutions.

AAPT resells Telstra’s local call services to customers not directly connected to its network. This service is principally marketed to customers as part of a bundle, with other services, in the consumer, business and wholesale segments.

AAPT resells Vodafone Australia mobile products. Mobile services are offered as a bundled product in the Consumer and Business channels. A range of top-end handsets has been introduced to the retail customer plan range, with these plans also primarily marketed as a bundle with an AAPT broadband or home phone service.

Customers

AAPT targets customers in three key market segments: wholesale, business and consumer.

AAPT Wholesale is focused on developing strong partnerships with key players in the market, and building on existing relationships with strategic customers and partners by leveraging the investment in the next generation network and extensive access network. A recent example is the targeted launch of carrier grade Ethernet and IP-VPN in the wholesale market. AAPT Business offers data, internet and voice solutions to its market segment, which ranges from corporate and public sector customers to SMEs. The new network upgrade is a critical plank in the business growth strategy to acquire medium to large corporate customers with a greater data/IP mix and to cross-sell data products to its voice customers. To build brand awareness AAPT has launched its ROADIE campaign to highlight its network and expert service capabilities, which enable it to deliver innovative network solutions, particularly in the data product space.

AAPT Consumer is rebuilding its brand awareness through marketing campaigns, focusing on reducing churn through increasing customer contract rates, increased product bundling and improving its product propositions. Consumer has also concluded a major re-pricing project across the consumer base, bringing prices in line with the market and improving the profitability of the consumer channel.

Marketing channels

Marketing communications programmes are delivered through traditional channels, including advertising, face-to-face, direct

annualreport.telecom.co.nz/2009

mail and outbound calling, along with online advertising and cross-selling and up-selling through AAPT’s sales team and call centre operations.

Over the second half of 2009, AAPT embarked on a major re-branding strategy to refresh its image across the business and consumer telecommunications markets. The campaigns were designed to significantly increase brand preference and acquisition in target segments.

The ROADIE campaign is the first time AAPT targeted the business market specifically with a brand-led acquisition campaign. Advertising in the Consumer channel has moved away from the previous brand image and has been more focused on promoting competitive product offerings, such as unlimited broadband and product bundles.

Competition

Telstra and Optus are AAPT’s main competitors in the voice, data and internet market.

Additionally, more than 200 smaller competitors exist that principally resell Telstra wholesale services to residential customers. The local call market remains dominated by Telstra, as it owns most of the domestic local loop network. Interconnection with Telstra’s local loop is necessary for competitive carriers, including AAPT, to offer many telecommunications services.

There is significant competition in the provision of long-distance national and international voice and mobile telecommunications services, and long-distance national and international data services to businesses. Price reductions, which have already been seen in the market for long-distance and local fixed line services, are expected to continue.

The pricing pressure in both voice and data segments of the market have recently impacted the performance of all market participants. This has resulted in the exit of some smaller participants and consolidation among other participants. The next 18 months are also emerging as a milestone period in the Australian telecommunications environment, following the Labor Government’s landmark announcement of the A$43 billion national broadband network initiative and review of the industry regulatory framework. A scoping study is expected to commence shortly to assess the viability and potential future structure of the national broadband network.

Outlook

In 2010, AAPT will be focused on:

Deploying the next generation network and delivering services

Leveraging the network investment with product innovations

Driving for improved product mix to drive profitability

Cost discipline to deliver further operating expenditure savings

Building a well-diversified business (wholesale, business, consumer) growing at or above market in chosen segments

Becoming a significant free cash flow generator

Building a simplified, leaner and more agile business support structure.

Technology & Shared Services

Telecom’s Technology & Shared Services (T&SS) team develops, maintains and operates Telecom’s New Zealand IT systems and networks, to ensure Telecom’s transmission systems, network platforms and IT support systems and processes are aligned with Telecom’s business objectives.

T&SS is a team of nearly 2,000 people spread throughout New Zealand and led by the Group Chief Transformation Officer. T&SS serves the New Zealand business units, and includes the following functions:

The group technology function, which is responsible for Telecom’s group-wide technology policy and strategy, long-term technology planning and architectures for process, data and technology

The technology shared services functions, which are responsible for planning, design, build, integration, testing, deployment, operation, optimisation and lifecycle management of Telecom’s New Zealand IT and network infrastructure, both in response to customer facing business units’ requirements and for the shared capabilities that support them

The other shared services functions, which support Telecom in providing accounts payable, procurement and supply chain, provisioning, billing, accounts receivable and information management services

The separation office, which fulfils a group-wide role, ensuring that the business is aware of, and delivers on, the Undertakings, and works closely with internal delivery functions to provide reporting and assurance to the Board, Executive and external bodies (including the Commission and Independent Oversight Group)

The transformation office, which oversees and supports the business unit-led transformation programmes, providing troubleshooting resources to accelerate change, ensuring interdependencies are managed. This office is supported by a transformation release management function, which provides detailed management of the cycle of 90-day releases of business and technology capabilities that

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

together make up the transformation plan. The release framework provides full planning and governance for the pipeline of technology projects expected to be fully, or partially, delivered within each particular time period. This addresses delivery dates, resources, project financials and business outcomes.

A key outcome for the T&SS team is to achieve delivery of the short-term initiatives required for Telecom to sustain margins and achieve the Undertakings, whilst enabling the strategic capabilities needed to support Telecom’s new-wave services. The team also manages a combined focus on customer-facing business units’ unique requirements and the economic scale benefits of shared technology capabilities and platforms. Accordingly, the T&SS team maintains strong links into the business units and corporate functions to ensure informed trade-off decisions are aligned to business strategy and to customer, shareholder and broader stakeholder interests.

Products and services

One of Telecom’s priorities is to protect and grow traditional product and service revenues through a focus on high value customer segments. T&SS’s objective is to provides cost-effective technologies and efficient business operations that enable Telecom’s customer-facing business units to achieve this. T&SS has invested, and will continue to invest, in infrastructure and capability that should enable Telecom’s transformation to lower operating costs, deliver rapid speed-to-market for new-wave services, and provide synergies across products.

Examples of products and services that T&SS provide include:

PSTN lifecycle management

T&SS operates the PSTN platform, which is the platform that supports traditional fixed-voice telephony, and is the key platform for sustaining Telecom’s current revenues. An intensive programme is underway to sustain this PSTN platform, much of which dates from the 1980s, while Telecom builds an all IP-based platform to replace the PSTN platform, and until customers are migrated onto the new platform over time. This programme consists of support agreements with vendors, securing spare equipment and ensuring key PSTN resource, skills and capabilities are sustained within Telecom’s business units.

Primary line voice replacement

T&SS is nearing completion of an IMS-based foundation platform within the IP-based next generation network, to deliver the replacement services for the PSTN from 2010 onwards, and to provide a breadth of converged new-wave services in the years that follow. To date, over 400 people, from 15 organisations and nine countries have been involved and 150,000 test calls have been run without incident. The first new-wave service this platform supports will go live in 2010.

XT Mobile Network upgrade

During 2010 T&SS will complete a series of further incremental developments and enhancements to the XT Mobile Network, building upon the successful deployment and launch of services in 2009. These enhancements are expected to enable faster mobile data speeds and access to additional retail customer and business applications. Roadmaps for further enhancements are also currently being developed, including looking ahead to Long Term Evolution which is capable of delivering download speeds of up to 50Mbps.

Separation

T&SS is responsible for much of the IT systems and process development across Telecom’s New Zealand business units. Key priorities within the separation programme of work include development of equivalence front office capabilities for Chorus, a major billing upgrade programme and compliance with rules around the separation of customer data.

Outlook

Continuing to focus on supporting a business unit-led transformation will form an important programme of work for T&SS. Accordingly, T&SS will continue to focus on raising and maintaining service performance outcomes that support the overall aspiration to deliver a world-class customer experience and in support of Telecom’s strategies.

Further T&SS focus is on defining architectural principles for pan-Telecom guidance and re-designing internal end-to-end processes to suit an evolving business model. Alongside this work, T&SS is implementing appropriate external provider partnering models to provide cost-effective support for Telecom’s core business, for provision of resources and services, and to mitigate delivery and infrastructure lifecycle risks. T&SS is also focusing on improved delivery planning and delivery control processes so as to mitigate any potential integration and resource congestion on key business infrastructure.

Lastly, there is expected to be a continued drive in 2010 on ensuring appropriate growth in new-wave services as well as reducing overall business costs.

annualreport.telecom.co.nz/2009

Company review

Networks and systems

Transformation – simplifying our infrastructure: Telecom’s transformation programme includes major infrastructure projects.

FTTN: Telecom’s next generation network programme is on track and Telecom is one year into a plan to deploy a FTTN network in New Zealand over a three-year period

XT Mobile Network: Telecom has deployed its New Zealand-wide WCDMA network, which was commercially launched in May 2009. Telecom plans to continue investing in this network to expand its capacity and footprint

PSTN voice replacement: Telecom will begin migrating customers from the traditional PSTN platform to an IP platform from 2010. Telecom has committed to migrating all customers off PSTN services by 2020

Next Generation Telecom (NGT): Telecom plans to launch NGT in 2011. NGT delivers new customer relationship management and billing capability utilising new IP connectivity products.

Network assets

New Zealand

Transmission infrastructure

Telecom’s transmission infrastructure connects more than 400 exchanges nationwide. Fibre optic transmission systems deliver 95% of Telecom’s transmission capacity. More than 900 radio systems still serve remote rural areas, provide partial diversity and have a significant role in Telecom’s disaster recovery plans.

PSTN

Telecom provides fixed line and value-added fixed line voice services over PSTN. The PSTN services analogue lines, ISDN lines and Centrex lines. Smartphone services (or value-added fixed line voice services), which include call waiting and calling line identification, are available in most areas. Telecom is building an IMS platform in the IP-based next generation network that will replace the PSTN and associated services.

Integrated Services Digital Network (ISDN)

Telecom’s ISDN is a digital switched service and is capable of transmitting voice, video and data from one location to another. Telecom ISDN lines have the flexibility of the standard telephone network, with additional high quality, fast and reliable digital transmission. Telecom ISDN services are available in most areas. Telecom is building IP-based solutions within the next generation network that will replace the ISDN network and associated services.

Broadband and IP networks

Telecom operates a high-speed internet access service using both copper-based DSL and fibre-based technologies. The Telecom broadband network is available to approximately 95% of Telecom’s customers.

Telecom is one year into a three-year project to improve the broadband experience for its customers through the use of 3G ADSL2+ technology. Once this work is completed over 80% of lines will have capability for a DSL service of at least 10Mbps. Telecom is trialling VDSL for very-high-speed DSL services, and will explore opportunities for FTTP. DSL-based capabilities will be made available to retail service providers (including Telecom’s Retail business unit) through wholesale bitstream services, on an equivalence of inputs basis.

Telecom has extended its fibre optic IP network to business customer sites in metropolitan and some regional areas. Telecom delivers a range of IP and Ethernet-based services to these customers. The deployment of fibre-to-the-home has also begun in most major greenfield residential subdivisions. Telecom is also piloting blown-fibre techniques for green and brownfield deployments.

IP/MPLS

Telecom has built a national IP/MPLS- based network that provides the connectivity backbone for virtually all of Telecom’s current data services, with an extensive service footprint. Telecom continually invests in expanding its IP/MPLS-based network capacity and capability, and in the underlying transport and information systems needed to ensure that customer service demands are met.

This network provides the capability to deliver Telecom’s flagship IP-VPN data services for corporate customers and wholesale backhaul services for other service providers, and is used for backhaul of core data traffic for other services, such as broadband and dial-up. Further investment is being made to deliver end-to-end quality of service and support multi-service single access delivery models, whereby multiple services will be delivered over a single physical access, including voice, data, internet and other services.

Mobile networks

Telecom operates a nationwide CDMA mobile network. In May 2009, Telecom launched its new 3G WCDMA network, using the 850MHz band nationally and the 2100MHz band in certain metropolitan centres. This XT Mobile Network provides a coverage footprint of 97% of the places where New Zealanders

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

live and work. Both networks offer prepaid and postpaid mobile phone services, with a range of voice, packet data and content-based services available.

Intelligent network and messaging platforms

The Telecom advanced intelligent network provides national and international 0800 and 0900 calling services. A Telecom 0800 number allows businesses to provide customers with a number they can call free of charge. Additional features available provide businesses with enhanced call management. Telecom’s 0900 service enables businesses to provide information or a service over the phone in return for payment, using an 0900 number.

The Telecom voice mail system has both fixed line and mobile voice mailboxes and also supports non-messaging interactive voice response call prompting services.

Australia

AAPT operates a large national voice, data and internet telecommunications network.

Transmission infrastructure

AAPT has high-bandwidth transmission capacity linking Cairns, Brisbane, Sydney, Canberra, Melbourne, Adelaide and Perth. AAPT has recently started to exercise some of its options to upgrade the capacity by deploying dense wavelength division multiplexing on the existing fibre pairs under its contract with Optus. The remaining term of the contract for capacity is 16 years.

AAPT has additional owned and third-party transmission of approximately 2,100km of inland fibre between Brisbane, Sydney, Canberra and Melbourne, with 24 regeneration huts along the path. This owned system has been upgraded to dense wavelength division multiplexing and currently has commissioned 30Gb of capacity between Brisbane and Sydney and 40Gb of capacity between Sydney and Melbourne. To protect this single path of transmission, 10Gb of geographically diverse capacity between Brisbane, Sydney and Melbourne was activated on the Nextgen network in May 2007 under a four-year agreement.

IP/MPLS network

AAPT has recently completed a complete refresh of its nationwide IP/MPLS network using technology from its suppliers Cisco and Alcatel-Lucent. The IP/MPLS network is used for delivery of both internet services of IP-based services, such as IP-VPN, Internet, carrier-grade Ethernet and VoIP. The legacy networks are steadily being decommissioned.

Access network

AAPT’s access infrastructure includes DSLAMs across metropolitan Australia and an exclusive wholesale arrangement with iiNet for ADSL2+ services. When combined, the unique footprint serves to offer ADSL2+ based voice, data and internet in over 350 exchanges across key capital cities in Australia. In addition to ADSL2+ services, AAPT has over 100 key exchanges deployed with mid-band Ethernet which can deliver up to 45Mbps symmetric Ethernet services to over 100,000 businesses by bonding copper pairs.

Along with its national inter-capital backbone, AAPT has large central business district and metropolitan fibre networks in all major Australian capital cities. This network provides high-speed access to exchanges, data centres, wireless towers and over 1,000 buildings.

Voice

AAPT’s voice network consists of 12 major switching sites and one softswitch with large media gateways deployed in major capital cities to support VoIP services. AAPT has extensive interconnect to all major domestic carriers and has call collection in all 66 call collection areas in Australia.

Intelligent network

AAPT’s intelligent network uses Alcatel service control points in Sydney and Melbourne. The intelligent network provides toll-free numbers (ie, 1800, 13 and 1300), and presence, ie, mobile number portability and inbound number portability services.

AAPT uses Alcatel’s signal transfer point system for signalling within AAPT’s PSTN intelligent network, and for signalling to other carriers’ networks. AAPT’s intelligent network from eServeglobal similarly provides toll-free services, and advanced interactive voice response capacity is provided via a Holly platform; both platforms are redundantly deployed across Sydney and Melbourne.

International

Telecom’s international network has been designed to maximise the performance and delivery of telecommunications services from its customers in New Zealand and Australia to the rest of the world. Telecom is connected to approximately 300 international telecommunications operators. The international network is 100% digital.

Cable systems

Telecom is a cable owner, or a purchaser of capacity, in a number of cable systems, including:

TASMAN 2, linking Australia and New Zealand

SEAMEWE 3, linking Japan through South East Asia, via the Middle East to Western Europe, with a link from Singapore to Australia

TPC-5, linking Japan and the US via Guam and Hawaii

China-US, linking China and the US

A-PNG-2, linking Papua New Guinea and Australia

Atlantic Crossing, linking the US and the UK.

In 1998, Telecom joined with SingTel Optus and WorldCom (now Verizon) in an investment to build and operate the Southern Cross trans-Pacific submarine fibre optic cable, linking Australia, New Zealand, Fiji, Hawaii and the West Coast of the US. Southern Cross provides international capacity for growth of traffic generated by data services, including internet traffic, and commenced operations in November 2000. Telecom has a 50% equity investment in the Southern Cross Cables.

Satellite services

Telecom owns satellite earth stations at Warkworth, Waitangi in the Chatham Islands, and Scott Base in Antarctica, which annualreport.telecom.co.nz/2009 29 are operated and maintained by Kordia Limited. These satellite earth stations provide telecommunications services via Intelsat, Asiasat, Optus and New Skies PANAMSAT to destinations not generally served by international submarine cable systems. The Warkworth facility was upgraded in 2008 to improve its satellite coverage and the two original 30m antenna were also decommissioned and replaced with more modern systems.

Global Gateway Internet Service

Global Gateway Internet Service is Telecom’s managed IP transit service enabling access for New Zealand and Australian wholesale and retail customers to global internet services, via its international links (primarily the Southern Cross Cables network) and overseas transit and peering arrangements.

Points of presence

Telecom operates points of presence in Australia, the US, the UK, Japan and Singapore to obtain better options for its Australian and New Zealand retail customers, while generating new business with carriers seeking competitive wholesale pricing into Australia and New Zealand, and the rest of the world. Telecom supports established voice services and newer IP-based voice and other services on its network to meet customers’ needs.

Other

Cross border leases

Telecom has entered into several cross border leases in respect of telecommunications assets. These cross border leases are treated as finance leases, and limit Telecom’s ability to sell or sub-lease the equipment, but do not affect the day-to-day running and management of the network or services Telecom provides to its customers. The majority of the leases were terminated during 2009, with the assets related to those leases returning to Telecom’s ownership.

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

Internal operating systems

Telecom has embarked on a programme of major initiatives to modernise its internal systems portfolio through adoption of an enterprise architecture and the coordinated deployment of new systems and the retirement of old systems. Telecom will transform its customer relationship management systems with Siebel from Oracle, its inventory systems with NetCracker inventory and order management, and its service and support systems with HP service management. Previous investment in Telecom’s billing systems and network management systems will be extended. These initiatives will provide customers with self-service capabilities and customer service representatives improved access to the information and systems they need, and Telecom will establish a more effective technology portfolio for its business operations.

Spectrum licences

Telecom holds various spectrum rights in New Zealand that are used for the provision of mobile services (see Regulation).

Strategic suppliers

Alcatel-Lucent

Telecom and Alcatel-Lucent New Zealand Limited (formerly Lucent Technologies (NZ) Limited) entered into a strategic partnering relationship to manage the development and integration of the trans-Tasman IP-based multi-service next generation network. Telecom and Alcatel-Lucent have agreed to work together to migrate Telecom’s current voice and data networks to an IP network in New Zealand and to integrate that network with Telecom’s core network in Australia. Alcatel- Lucent will be the primary supplier to Telecom of network equipment to provide new services in New Zealand.

In June 2003, Lucent Technologies (NZ) Limited signed a five-year agreement with Telecom in which Lucent agreed to supply Telecom with CDMA network products and services and to manage Telecom’s network planning, design, implementation and operational services, including all support and maintenance in relation to Telecom’s CDMA network in New Zealand. The agreement was extended for a further three years and amended to include support and maintenance for Telecom’s XT Mobile Network.

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

Tech mahindra

In June 2008, Telecom signed a contract with Tech Mahindra for delivery of the information systems element of NGT. Tech Mahindra provides intellectual property, delivery capability and best practices as an expert systems integrator of telecommunications systems.

Telecom Annual Report 2009 30

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Regulation

New Zealand regulatory environment

Telecom is operating in an increasingly regulated market environment in New Zealand and is engaged in significant regulatory processes. In the last year, Telecom has been involved in implementing two newly regulated services (local loop unbundling and sub-loop unbundling) and the operational separation requirements (which took effect from 31 March 2008). The Commerce Commission (Commission) has also recently specified accounting separation and information disclosure requirements. This includes Telecom providing information about the operation and behaviour of its network, wholesale and retail business activities as if those activities were operated as independent or unrelated companies.

On 31 March 2009, the Government announced in a discussion document its proposal to invest NZ$1.5 billion in fibre to support ultra-fast broadband to 75% of the population, concentrating in the first six years on priority broadband users, such as businesses, schools and health services, as well as greenfield developments and certain tranches of residential areas.

The Government proposes to establish a Crown-owned investment company (Crown NBN Co) which is to be the vehicle for investing the Government’s NZ$1.5 billion. It is proposed that the Crown NBN Co will invest alongside private sector investors in regional fibre companies in the 25 towns and cities covered by the initiative. The Government stated that there was an intention that the regional fibre companies would operate purely as a ‘fibre infrastructure carrier’, providing wholesale access to dark fibre, and optionally providing other wholesale services. The regional fibre companies would not provide retail services.

The Government acknowledged a number of risks in its discussion document. These include overbuild (ie, the laying of fibre in areas where it has already been rolled out); the proposed funding could be insufficient to meet the coverage target; and the fact that there is the potential Telecom would be required, pursuant to the Undertakings, to make investments that it would not otherwise choose to make, given the Government’s investment in a new fibre network. The original proposed timeline was that the Crown NBN Co would be appointed in mid-June 2009, a request for tenders would be released in mid-August 2009 and initial decisions made in January 2010.

Telecom and many other parties made submissions on 27 April 2009. Further announcements from the Government have not yet been made, indicating delays to the original timeline. See Group risk factors and Principal factors impacting Telecom’s results and trends for a discussion of the risks of the Government’s broadband initiative for Telecom.

Principal regulators and the regulatory regime

Regulatory body

The principal regulator is the Telecommunications Commissioner (the Commissioner), who oversees the regulatory regime provided for by the Telecommunications Act 2001 and sits as an industry-specific branch of the Commission, New Zealand’s competition regulator. The Commission is also the competition (anti-trust) and consumer protection body. As such, the Commission is responsible for consumer protection laws (including the Fair Trading Act 1986 and Consumer Guarantees Act 1993). There have been several significant personnel changes at the Commission during the 2009 financial year, creating some uncertainty for telecommunications decisions during this time.

Overview of telecommunications regime

Under the Telecommunications Act 2001, the Commissioner is appointed as a member of the Commission and has various regulatory powers under the Telecommunications Act 2001. The Telecommunications Act 2001 contains a schedule of network and wholesale telecommunications services (including resale of retail services and wholesale input services), which may be regulated upon application by another provider or upon the Commission’s own initiative. Most services can be price regulated (whereby retail minus or cost-based pricing methodologies are specified). Some services may only have non-price terms determined. The addition, alteration or removal of services from that schedule may be made by the Minister of Communications and Information Technology (the Minister) after consideration of a recommendation from the Commission. The Telecommunications Act 2001 also provides a mechanism where the Commission can accept an enforceable undertaking from an access provider for the supply of a service to all access seekers. Certain regulatory decisions may be appealed on questions of law only or by judicial review.

The Telecommunications Act 2001 was significantly amended in December 2006, increasing the scope of regulation and enforcement powers. The legislative amendments also provided a process for the operational separation of Telecom by way of legally binding Undertakings agreed between the Government and Telecom. Those Undertakings were finalised and took effect from 31 March 2008. The Undertakings also established an Independent Oversight Group (IOG) to independently monitor Telecom’s compliance with the Undertakings on an ongoing basis. The IOG is comprised of five members, three of whom (including the chair) are independent of Telecom. The IOG, independent of Telecom and the Commission, has the ability to investigate particular compliance issues and form its own view on the totality of Telecom’s Undertakings compliance achievements.

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

annualreport.telecom.co.nz/2009 31

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

Issues managed by the Government

Spectrum (through the Radiocommunications Act 1989) and universal service obligations (through the Telecommunications Service Obligation (TSO) deed) are managed by the Government. The constitution of Telecom contains obligations requiring Telecom to ensure the availability and affordability of basic telecommunications services for New Zealanders (the Kiwi Share Obligations). Aspects of the Kiwi Share Obligations were re-negotiated in 2001 at the time of the implementation of the Telecommunications Act 2001 and a TSO framework was put in place. The Kiwi Share Obligations were subsumed in a TSO deed between Telecom and the Crown, which records the following obligations:

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

The Government is reviewing the current TSO arrangements and this review may encompass replacing the current arrangements with a new industry TSO. The Commission determines the annual calculation of the TSO cost. The loss is then shared between industry participants in accordance with their share of liable revenue. The Commission is currently considering the TSO cost calculations for the 2007 and 2008 financial years. It has issued determinations in respect of the 2005 and 2006 financial years, which Telecom and Vodafone have both appealed and sought judicial review in respect of. The TSO net cost for 2005 was determined to be NZ$52 million and for 2006 it was determined to be NZ$58.2 million. The Commission has taken an approach to modelling that does not introduce new competing technologies but has also reduced the systematic capital risk, causing a reduction in the WACC. The Commission is currently consulting on WACC methodologies as they relate to all regulated industries and Telecom intends to make submissions on the matter.

With a change in Government in 2008, a number of previous initiatives have not been progressed, including a previously signalled review on broadcasting and convergence. However, other issues remain relevant going forward, including rural broadband, TSO matters and the Government investment of NZ$1.5 billion in fibre to support ultra-fast broadband to 75% of the population. The Government has also signalled a regulatory review programme to make improvements to the regulation making system. Telecommunications regulation is identified on the Ministry of Economic Development’s work programme for review to identify any necessary regulatory changes to facilitate the rollout of the ultra-fast broadband network, while maintaining regulatory stability to minimise uncertainty for investors.

Undertakings

The introduction of the Undertakings in 2008 created a significant change in Telecom’s regulatory environment. The comprehensive set of Undertakings on operational separation were finalised on 31 March 2008 and represent a set of legally binding obligations. The Undertakings apply to ‘relevant services’, which are defined by reference to fixed network access services and wholesale fixed services.

The Undertakings:

Provide for a robust operational separation of Telecom’s fixed network into an access network unit (Chorus), a wholesale unit, and retail units, all acting at arm’s length from each other (and in the case of the access network unit, on a standalone basis)

Govern how Telecom provides certain services offered by Telecom’s fixed network into an access network unit and wholesale unit

Provide for a staged implementation of equivalence of input requirements on key fixed network access and wholesale services with dated milestones. Some milestones are tracking milestones, which are not enforceable, while others are enforceable by the Commission. The staged implementation includes:

A migration plan for UCLL, UCLL co-location and UCLL backhaul to meet the equivalence of input standard. Various moves to self-consumption by Telecom business units are set out in binding milestones through to 31 December 2011. The migration plan in relation to the UCLL co-location enforceable milestone was met at 31 December 2008

A migration plan for UBA and UBA backhaul services. This includes self-consumption to a particular standard by Telecom business units for services that are provided to new customers by 31 December 2009 and migration of all retail broadband customers by 31 December 2011 to a retail service consuming UBA as an input.

As part of the transition to equivalence of inputs by December 2009, business-to-business gateways supporting equivalent business transactions are to be launched by Telecom. Resale services have a different equivalence standard to equivalence of inputs. Other services have a non-discrimination obligation.

Provide for significant acceleration of Telecom’s cabinetisation (the installation of roadside cabinets and the

32 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

installation of new fibre optic cable) and next generation network migration plans including:

An enforceable requirement that all Telecom customers are migrated off PSTN services by 31 December 2020. To reach that end point, as with all migration plans in the Undertakings, the plan contains a number of tracking and enforceable milestones in the years leading up to 2020. On 30 June 2011, Telecom is to provide an additional binding migration plan including milestones for the period 2013 to 2015

There are also migration plans for resale services, high-speed network services, unbundled network services (over Ethernet), unbundled partial circuit, ISDN services, outlier broadband services, One Office services and other legacy data services

If a material change in circumstances makes it practicable to improve or accelerate milestones in the Undertakings, Telecom is to propose a variation of the migration plan to the Commission to give effect to that improvement, with consequential changes. Such a change requires Commission consent.

Require the IOG to monitor and report on Telecom’s compliance with the Undertakings. The IOG is comprised of five members, three of whom (including the Chair) are independent of Telecom.

In some specific areas the Commission is given approval or consent roles under provisions of the Undertakings. Formal variations of the Undertakings themselves may be made upon the request of the Commission, the Minister or Telecom. Any variation must be agreed between the Minister and Telecom or, if not agreed by Telecom, the Minister may amend the operational separation determination that set the requirements for the Undertakings or make a further determination. Telecom must then prepare a variation to the Undertakings and the process as for the original Undertakings is largely followed.

Telecom requested a variation of the Undertakings to facilitate more efficient delivery of services to its wholesale customers and this was granted in June 2009. This variation alters the dates by which Telecom must meet certain tracking and enforceable milestones for some services, however, it will not affect the concept of phased implementation of equivalence of inputs described above.

The Undertakings require Telecom to upgrade its shared information systems to prevent inappropriate access to Telecom Wholesale and Chorus confidential customer information. This requires significant work, including logical data separation. The work is underway and Telecom has submitted a request for a variation to the timeline for compliance by all systems, which is currently under consideration by the Minister. If the variation is not granted, it is unlikely that Telecom will be able to comply with the data separation requirements for all systems. The largest number of milestones to be met in a single period is in December 2009. A number of the milestones due at this time are highly complex to deliver and their delivery is interdependent upon one another.

Under the Undertakings, after 31 December 2009, Telecom may ask the Commission to undertake a review, and provide a report to the Minister, copied to Telecom, on Telecom’s performance under the Undertakings and the workability of the Undertakings. After 31 December 2011, Telecom may ask the Commission to undertake a review and provide a report to the Minister, copied to Telecom, on Telecom’s performance in relation to its governance, information sharing and policy participation reporting obligations under the Undertakings, including a recommendation on whether any of those obligations should be reduced.

In July 2008, the Commissioner wrote to Telecom regarding an inadvertent prima facie breach of the Undertakings. The breach related to Telecom’s failure (which Telecom proactively raised) to consult and provide information to the Minister and the Commission before 30 June 2008 about the method by which Telecom classifies customer service addresses. The Commissioner did not take enforcement action in respect of this prima facie breach.

The IOG is investigating whether loyalty UBA offers made by Telecom Wholesale comply with the Undertakings. The IOG has a compliance responsibility (but no enforcement powers) and is expected to release a public decision of its independent view. The Commission is also making inquiries in relation to these offers and could launch formal enforcement investigations under the Telecommunications Act and/or the Commerce Act. If the Commission forms a view that there has been a breach under either legislation it could seek to take enforcement action in the Courts. The IOG is required to annually report on Telecom’s compliance with its obligations under the Undertakings. For more information on the IOG, or to view a copy of its annual report on Telecom’s compliance, go to: www.iog.org.nz

Accounting separation

The Commission must require Telecom to prepare and disclose information about the operation and behaviour of all or any of its network, wholesale or retail business activities as if those activities were operated as independent and unrelated companies. This information, which will be publicly available, is intended to inform a wide audience about the relevant Telecom business activities and provide improved transparency, identify any cross-subsidies and encourage non-discrimination. In doing so it will complement the non-financial reporting required by the Undertakings.

The Commission issued a final requirements paper on 25 March 2009 which sets out the information that Telecom must publicly disclose for Telecom’s financial years ending 30 June 2009 and 30 June 2010. A separate companion paper also issued on 25 March explains the Commission’s reasoning behind the requirements. Transitional accounts are required for the 2009 financial year with accounts and regulatory reporting that includes certain product statements to be prepared for the 2010 financial year.

Regulatory determinations on access to, and prices for, regulated fixed services

The following regulatory determinations are currently in place or pending. Earlier determinations relating to the resale of retail

annualreport.telecom.co.nz/2009

services and PSTN interconnection have expired. In early 2009, the Commission sought submissions on whether it should launch an investigation to remove resale as a regulated group of services. The Commission has not yet announced its position.

UCLL, UCLL co-location and UCLL backhaul

The unbundled copper local loop (UCLL) service requires Telecom to lease the copper from Telecom’s exchange to an end-user’s building to access seekers. Access seekers can then connect the end-user’s local loop to their own equipment and use their own network to provide services, such as broadband, to their customers. In its UCLL standard terms determination, the Commission de-averaged prices for urban and non-urban exchanges. This means that the monthly rental for an urban exchange is different to a non-urban exchange. The charge for a new connection also differs depending on whether a site visit is required.

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

Both the UCLL service and the UCLL co-location service have pricing based on benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. No party sought a final pricing determination such that the price be revisited using a total service long run incremental cost methodology (TSLRIC) approach.

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

In June 2008, the Commission determined the price and non-price terms for UCLL backhaul. This pricing is also based on benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. The Commission has defined a pricing structure based on distance bands and data transmission speeds. For UCLL backhaul the regulation of transmission links is determined by a competition test. Application of that competition test results in some transmission links between exchanges within major centres and also between towns and cities being left unregulated. No applications were made for a final pricing determination using a TSLRIC approach.

It is likely that Telecom will experience increased competition in urban areas from service providers utilising the UCLL service. It may also lead to further retail price competition.

Sub-loop unbundling, sub-loop unbundling backhaul and sub-loop co-location

The sub-loop unbundling (sub-loop UCLL) service requires Telecom to lease the copper from its cabinet to an end-user’s building to access seekers. The Commission released its final standard terms determination for the sub-loop UCLL service and the related co-location and backhaul services in June 2009. The initial pricing approach for these sub-loop services is the same as for the UCLL family of services set out above. The Commission determined an urban and non-urban monthly rental for the sub-loop UCLL service. The monthly rental for the sub-loop co-location service is based on the recovery of Telecom’s cabinet cost. An access seeker must pay the portion of the cabinet cost that reflects the proportion of occupied space that its active equipment uses in that cabinet. The monthly rental charge is calculated on a cabinet-by-cabinet basis. Finally, the Commission determined that Telecom must provide 1Gbps Ethernet backhaul service.

The monthly rental for the sub-loop backhaul service is set in accordance with a fibre-based pricing model where the monthly charge is determined by dividing the average cost of providing fibre links between the cabinet and the exchange by the number of fibres used at that specific cabinet and adding the cost of Telecom active equipment in the exchange. The charge is calculated on a cabinet-by-cabinet basis. On release of the decision many operators publicly stated that they would not take sub-loop unbundling.

No applications will be made for a final pricing review determination using a TSLRIC approach.

The review mechanisms for a standard terms determination are set out above.

UBA and UBA backhaul

An unbundled bitstream service has been regulated in some form since 2004. In 2007, the Commission regulated one full-speed basic unbundled bitstream access (UBA) service and three full-speed enhanced UBA services (which provide real-time capability). The Commission set an averaged price for the basic UBA service with a benchmarked uplift for the enhanced UBA services. The Commission also set an uplift for naked UBA services (UBA services without a voice service attached), which reflects the de-averaged UCLL pricing. These prices may put some downward pressure on Telecom’s upper end full-speed broadband services. The pricing methodology for the services is the retail price minus a discount, benchmarked against discounts in comparable countries that apply retail price minus avoided cost-saved pricing in respect of the service. For naked UBA services there is a contribution to all or any of the costs of Telecom’s local loop network that would usually be recovered by Telecom from an end-user of its local access and calling service, as determined by benchmarking against comparable countries, unless the Commission considers that the price already takes into account all of the relevant costs.

In June 2008, the Commission determined the price and non-price terms for the UBA backhaul services. This pricing is based on benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. The Commission has defined a pricing

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

structure based on distance bands and data transmission speeds. All transmission links are regulated as there is no reference to a competition test before regulation is imposed. This contrasts with the position for UCLL backhaul. A competition test becomes relevant for application from December 2009. No applications were made to review the price using a TSLRIC approach.

Clarifications, reviews and ongoing price adjustments will occur.

Determination on local and cellular number portability

In August 2005, the Commission issued a determination on the delivery of number portability by the telecommunications industry. The Commission mandated that all parties to the determination must support (where relevant) local telephone number portability and cellular telephone number portability. Number portability was launched on 1 April 2007. Number portability has had some but not significant impact to date. The number portability determination expires on the earlier of 19 December 2010 or the date the service ceases to be a designated multi-network service under the Telecommunications Act 2001.

Local service interconnection

In September 2006, the Commission determined that interconnection between Telecom’s PSTN and Vodafone’s local mobile service (distinguished from its ordinary mobile service by the use of local numbers) network is to be at bill and keep rates (meaning charges are netted off to zero) and prohibiting Telecom from recovering cost at retail, in order to maintain parity with Telecom’s local free calling obligation under the TSO deed. Telecom entered into a commercial local service interconnection agreement with Vodafone. Vodafone has launched its local mobile service.

On 27 May 2009, 2degrees filed an application for a determination of interconnection between Telecom’s PSTN and 2degree’s local mobile service on the same terms as the Vodafone determination. The application was withdrawn in July after the parties reached commercial resolution.

Regulation in relation to mobile services

Mobile services review – roaming and co-location

The Commission issued its final report on roaming in March 2008. The Commission recommended that the Minister make some changes to the existing regulated service, but did not recommend that the service be moved from a specified (non-price regulated) to a designated service (price regulated). The principal change the Commission recommended was to extend the roaming regulation from 2G networks to all mobile networks. The Minister accepted the Commission’s recommendation, but then on 5 September 2008 asked the Commission to commence a new investigation into whether the national roaming service should be price regulated. The Commission deferred making a decision on whether a new investigation was required until 30 June 2009, when it announced it would launch an investigation into whether the Telecommunications Act 2001 should be amended so that the national mobile roaming service could be regulated on price. Telecom will make submissions during that process.

On 14 December 2007, the Commission released its final report on mobile co-location, which recommended that the price for the mobile co-location service should not be designated (ie, that the service remain as one for which the price cannot be determined). On 11 December 2008, the Commission made a final determination setting out the non-price terms on which parties could co-locate on each others towers, in particular it set the levels of interference that co-locators are able to cause existing operators, which was set at 0.5dB. In addition it set out when existing operators could be required to minimise or replace antenna and what space existing operators could forecast for future use. It also detailed the service levels for the service and the penalties that would be incurred if operators did not meet those service levels. The Commission’s determination has largely been implemented and the service is available to the rest of the industry. On 15 August 2008, the Commission wrote to the industry signalling the possibility of a joint inquiry with the Australian Competition and Consumer Commission into trans-Tasman mobile roaming rates. This was in response to a KPMG report commissioned in Australia, which concluded that mobile retail margins are very high. A formal review has not yet been initiated.

Mobile termination rates

On 30 April 2007, the Minister rejected the Commission’s recommendation to regulate mobile termination rates for fixed-to-mobile calls. Telecom and Vodafone instead entered into deeds with the Government such that they:

Reduce mobile termination rates for fixed-to-mobile calls each year over the next five years, in Telecom’s case, down to 12 cents in year five; and Pass through any reductions in mobile termination rates to retail fixed-to-mobile call prices.

On 6 November 2008, the Commission commenced an investigation into whether to recommend to the Government that a new regulated service be added to the Telecommunications Act 2001 so that the fees mobile carriers can charge to terminate mobile-to-mobile calls, fixed-to-mobile calls, and text messages on their networks should be determined. Telecom, along with two other mobile network operators, offered undertakings to the Commission as an alternative to regulation under the Telecommunications Act 2001. The Commission released its draft determination on 30 June 2009. The Commission’s preliminary view, based on its overseas benchmarks, is that the initial cost-based termination rates in 2009 should be 7.2 cents per minute for mobile voice calls (compared with current rates of 15 cents per minute) and

0.95 cents per text, with these rates reducing to 3.8 cents per minute for mobile voice calls and 0.5 cents per text by 2015. In July 2009, Telecom made a submission to the Commission on this matter which included a revised undertaking. The Commission aims to make a final recommendation to the Minister due late December 2009.

Telecommunications Carriers’ Forum and codes

The Telecommunications Act 2001 also provides for an industry forum to be established for the purpose of preparing industry codes for approval by the Commission. Following

annualreport.telecom.co.nz/2009

the changes to the Telecommunications Act 2001 in 2006, the Telecommunications Carriers’ Forum (TCF) played an expanded role in working with the industry and alongside regulatory initiatives. A number of codes are in place. Codes may subsequently be submitted to the Commission for approval. An approved code is enforceable under the Telecommunications Act 2001. The Commission also has the power to prepare Codes on its own initiative.

As part of the Undertakings, Telecom has been engaged in a consultation process with service providers on service IP interconnection through working parties under the TCF. Service IP interconnection is, in general terms, the exchange of service-level traffic between a service provider’s next generation network and Telecom’s next generation network for the purpose of ensuring service completion for IP-based services. The TCF working party is currently suspended pending a decision by the Commission as to whether to investigate IP interconnection issues and what the scope of an investigation might be.

By 31 August 2009, Telecom Wholesale must publish a plan for addressing the service definitions, commercial model, technical standards, operational standards and timetable for service introduction for the IP Interconnection for Voice Service and IP Interconnection for Virtual Private Network Service.

Monitoring and studies

The Commission has a broad power to conduct investigations, studies and inquiries. These will result in published reports and may or may not result in further regulatory processes. Two key studies have occurred:

Next generation network study: the focus was stated to be on raising the level of understanding of the Commission, industry and the wider community of key technological developments that will emerge during the next five years, and their impact on the commercial and competitive environment for telecommunications services. A final report was issued on 6 May 2009. The Commission indicated further workstreams on open access, regulatory principles, IP interconnection and monitoring demand for next generation network services

Numbering management study: the Commission released its final study on numbering management arrangements in New Zealand and the self-regulatory body established through the Number Administration Deed (NAD) in December 2008. The Commission indicated that it was concerned that the New Zealand numbering regime did not meet international best practice in a number of areas. However, the Commission supported the industry proposal to establish a cross-sector working party to review numbering administration and governance issues.

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

Telecom currently holds the following spectrum management rights: 2x15MHz in the 850MHz spectrum; 2x25MHz of 1800MHz spectrum; 2x15MHz of 2.1GHz spectrum; 2x20 20MHz of spectrum in the 2.5GHz spectrum and 2x7MHz of 3.5GHz spectrum.

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

The Ministry of Economic Development has indicated it is considering making spectrum available in the 700MHz spectrum range for mobile cellular services – the spectrum that is likely to be made available has often been referred to as the “Digital Dividend”. The Ministry of Economic Development has released a discussion paper on this for interested parties to comment on. Submissions are due by 30 September 2009. It is anticipated that the Minister will make decisions on this by the end of 2009. In mid-2009, the Ministry will be preparing a discussion paper for Ministers to consider and release this for formal submissions from interested parties. This discussion paper is intended to allow Ministers to make informed decisions by the end of 2009. The Ministry of Economic Development is also consulting on whether it should place studio to transmitter links next to Telecom’s 825-840MHz spectrum. Telecom has submitted against this proposal on the basis that it may cause interference to a small number of its sites. Issues of interference in relation to mobile networks and other spectrum allocations are likely to be ongoing considerations in the New Zealand spectrum environment over the forthcoming year.

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

Recent material proceedings brought by the Commission against Telecom are detailed in note 26 to the financial statements. Following the 2006 amendments to the Telecommunications Act 2001, the Commission may take action in the courts in relation to breaches of regulatory matters and/or the Undertakings. Telecom may be subject to large fines of up to NZ$10 million where Telecom has failed, without reasonable

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

excuse, to comply with the Undertakings (with additional pecuniary penalties for each day or part of a day during which the breach continues of up to NZ$500,000); up to NZ$1 million for each breach of the accounting separation provisions (with an additional pecuniary penalty for each day or part of a day during which the breach continues of NZ$50,000); and up to NZ$300,000 in any other case (with an additional pecuniary penalty for each day or part of a day during which the breach continues of NZ$10,000). Under this regime, Telecom’s compliance costs are likely to increase.

The Fair Trading Act 1986 prohibits misleading and deceptive conduct, false representations and unfair trade practices. It also establishes a mechanism for the prescription of consumer information and product safety standards. Civil and criminal proceedings may result.

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

Network operators must ensure that every public telecommunications network that they own, control or operate and every telecommunications service that they provide in New Zealand has interception capability that meets the requirements of that Act.

The Minister of Justice may exempt a network operator from these requirements if the Minister considers that there are special circumstances (for example, a pilot trial of a new network or telecommunications service) that justify granting an exemption. Telecom’s compliance costs are high and could be further increased through legislative changes in this area.

If a network operator or service provider does not comply with their obligations under the Telecommunications (Interception Capability) Act, the High Court may make a compliance order requiring that person to do a specified thing or cease a specified activity. Contravention of a compliance order can result in a financial penalty of up to NZ$500,000, and, in the event of a continuing contravention, NZ$50,000 for each day that the contravention continues.

Overseas investment regulations

Under the Overseas Investment Act 2005, Telecom is deemed to be an overseas person because of its foreign shareholders.

Overseas persons are required to obtain consent for certain business activities. Telecom must obtain consent from the Overseas Investment Commission for New Zealand business acquisitions where the value exceeds NZ$50 million, or for certain acquisitions involving land.

Australian regulatory environment

Overview

The principal legislation in Australia in relation to telecommunications is the Telecommunications Act 1997 (the Australian Telecoms Act) that aims to provide a regulatory framework that promotes the long-term interests of end-users and the efficiency and international competitiveness of the Australian telecommunications industry.

Regulatory bodies

The Australian Communications and Media Authority (ACMA) oversees technical and consumer aspects of the industry. It is the primary regulator responsible for radiocommunications and telecommunications standards and is responsible for managing radio frequency spectrum (under the Radiocommunications Act), managing carrier licensing, consumer and technical issues relating to telecommunications and for enforcing the Australian Telecoms Act.

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

Industry self-regulation is also encouraged. The key self-regulatory body is Communications Alliance, which develops industry codes of practice. Codes may be registered with the ACMA. The ACMA may enforce registered industry codes and may impose industry standards if self-regulation fails.

Declared services

The Trade Practices Act 1974 contains an industry-specific regime for access to declared telecommunications services. Services can be declared by the ACCC following a public inquiry. Where a service is declared under the Trade Practices Act, the ACCC is required to release pricing principles for that service.

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

annualreport.telecom.co.nz/2009

carrier declaration from the ACMA, which involves the nominated carrier assuming the licence responsibilities in relation to specified network unit(s) owned by a non-carrier.

Carriage service providers are not required to be licensed or registered, but they must comply with the service provider rules contained in the telecommunications legislation, including compliance with minimum standards and, where they supply the standard telephone service, to provide un-timed local calls and directory assistance and to be members of the TIO scheme.

Content service providers are subject to only minimal regulation, under the Australian Telecoms Act, but are subject to a wide variety of restrictions in relation to ownership and local content, among other things, under the Broadcasting Services Act 1992. AAPT has held a carrier licence since 1 July 1997 and is also a carriage service provider.

A number of other regulations apply specifically to Telstra, but have an impact on the remainder of the industry. Under the Telecommunications (Consumer Protection and Service Standards) Act 1999, Telstra can be subject to price controls made by the Minister. On 27 February 2006, the Minister made a new price control determination covering the period 1 January 2006 to 30 June 2009. Under these controls a basket of line rental and calls has been limited to an absolute freeze in nominal terms, while residential line rental is limited to increase by CPI (which is an absolute freeze in real terms). The Minister is conducting a review of Telstra price controls, and in the interim has proposed a one-year extension to the 2006-2009 determination.

Competition

Anti-competitive practices in the telecommunications industry are subject to a general anti-competitive regime and also to a telecommunications-specific regime contained in the Trade Practices Act 1974. Under the telecommunications-specific regime, a carrier or carriage service provider will be held to have engaged in anti-competitive conduct if it has a substantial degree of power in a telecommunications market and takes advantage of that power with the effect, or likely effect, of substantially lessening competition in that or any other telecommunications market, or breaches certain other of the general competition law prohibitions. A competition notice may be issued by the ACCC stating that a particular carrier or carriage service provider has contravened or is contravening the competition rule. Substantial financial penalties apply to a breach of the competition rule when a competition notice is in force.

Number portability

Local number portability has been available to all carriers since November 1999. Customers can keep their local numbers when changing service providers. Mobile number portability has been available since 25 September 2001. Portability of Freephone (1800) and National Rate (13) numbers has been available since November 2000.

ACCC pricing of fixed line services

The ACCC has commenced a process for determining indicative prices from 1 July 2009 for all fixed line declared services (ie, wholesale line rental (WLR), local carriage service (LCS), PSTN originating and terminating access (PSTN OTA), unconditioned local loop and line sharing service). In preparation, the ACCC has commissioned the development of a cost model (from Analysys) with initial results pointing to significant reductions to the current indicative prices for WLR/LCS and PSTN OTA. The ACCC has, however, indicated that the cost model will be just one input into the process which will also include an international benchmarking study. At this stage the ACCC has only indicated that it expects to see indicative prices fall, but has not indicated the extent of that reduction. AAPT has recently concluded an agreement with Telstra for the supply of WLR, LCS and PSTN OTA through until mid-2010. However, a price reduction as indicated by the ACCC may deliver significant benefits to AAPT once this contract has been completed.

National broadband network

The Australian Government has announced a national broadband network (NBN) initiative whereby an entity will be established that will invest up to A$43 billion to build and operate a wholesale-only, open access NBN. The NBN will deliver fast broadband services by providing fibre-to-the-home/ business to 90% of Australian premises across Australia with the remaining 10% of premises in more remote parts of Australia being served by wireless and satellite technologies. AAPT supports the Australian Government’s initiative to improve the availability of fast broadband services across Australia and considers that the proposed wholesale only approach will benefit consumers.

Regulatory reform process

The Australian Government has commenced a review of the existing regulatory regime exploring ways for it to be improved while the NBN is being built. The Government has called for industry submissions on, among other things, reforms to the telecommunications access regime and the telecommunications-specific anti-competitive conduct provisions of the Trade Practices Act, as well as enhancements to the current separation regime which applies to Telstra. The Australian Government has recognised that improvements to the current regime need to be implemented as a matter of urgency so as to be able to deliver better outcomes for consumers and businesses in the short to medium term. In its submission to the Government, AAPT urged:

Reforms to the telecommunications access regime: replacement of the ‘negotiate-arbitrate’ process with a price setting approach and removal of the provisions relating to access undertakings and exemption applications

Reforms to the competition notice regime: revocation of the requirement for the ACCC to consult before issuing a competition notice and granting the ACCC the power to impose binding rule of conduct when issuing a competition notice

The introduction of a more robust separation regime.

A decision on these reforms is expected during late calendar 2009/early 2010.

United States regulatory environment

Telecom is subject to the rules and policies of the United States’ Federal Communication Commission (FCC) related to

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

its international telecommunications services. Pursuant to its authority under Section 214 of the Communications Act of 1934, as amended, the FCC originally granted Telecom authority to operate in the US as a global reseller and facilities-based international carrier in December 1996. In January 2003, Telecom consolidated its authorisations to provide international telecommunications services via its wholly owned subsidiary, Telecom New Zealand (USA) Limited.

Presently, the FCC regulates Telecom as a dominant carrier on the international routes between the US and New Zealand and between the US and the Cook Islands, and as a non-dominant carrier on all other international routes. As a dominant carrier between the US, New Zealand and the Cook Islands, Telecom is required to provide services in the US via its wholly owned subsidiary, Telecom New Zealand (USA) Limited, which must maintain separate books and accounts from Telecom, and is also required to comply with certain reporting requirements in relation to its dominant carrier status, including the filing of quarterly traffic and revenue reports, circuit status reports and reports summarising the provisioning and maintenance of all basic network facilities and services procured from any foreign affiliated companies.

Our people

Telecom has a vision – with customers at our heart, we will become New Zealand’s most preferred company. If we’re to fulfil this vision it is our people who will get us there. They drive our success through their commitment to getting it right for our customers. With our people engaged and working together to deliver, we believe we will succeed in achieving this vision.

It’s been a big year

Telecom’s people continue to move at a rapid pace to keep up with market changes, regulatory commitments, technological advancements, cost control requirements and competitors.

We’ve had to make some difficult decisions that have impacted our people, such as moving some of our call centre operations to Manila, and shutting down our Ferrit online shopping business. These decisions are not easy, and how we treat our people through these changes is an important consideration. We support our people, and we aim to find other roles within our business for those impacted.

The new XT Mobile Network and our FTTN programme are great examples of our people working together to deliver outcomes for our customers.

The engagement of our people

We’ve been working hard to lift the level of engagement at Telecom over the past six years and this year we’ve seen a 10% increase.

We employ a survey that measures the level of employee engagement using statistical analysis of the key factors identified as driving engagement. With this information, we are able to determine what is important to people and where managers should focus their actions to increase engagement.

Looking through the results, the main reason for the increase has been a positive change in the perception of our senior leaders. Greater clarity of our strategic direction has been instrumental in driving this change in perception in our leadership.

Over the next year we’ll continue to implement programmes of work that focus on teamwork and valuing people, and begin a stronger focus on career opportunities. We hope to build on this improvement and look for another increase that will take us closer to our aspiration of best-in-class engagement when compared with our peers.

Enabling our people to grow and succeed

One of our key strategic goals is to enable our people to grow and succeed (see Strategy).

Telecom offers a variety of career development opportunities. All vacant roles are advertised internally before we go to the market and up to 60% of our roles are filled by internal talent. We also fill many of our roles via referrals from our people.

We’ve developed career transition support for our people when their roles may be impacted. This involves career advice, workshops and recruitment support to find alternative roles within Telecom.

We believe that effective people leadership matters. We provide learning opportunities for new people leaders, and we create opportunities for talented people to move into people management roles. Our High Performing Manager Programme develops practical skills in personal effectiveness, hiring the right people and motivating and developing a team.

Leadership at Telecom

Building leadership capability is a key part of our transformation. We believe that transformational results can only be delivered through transformational leaders. We offer several programmes and processes to build leadership capability at various levels across Telecom.

We continue to invest in our Graduate Development Programme to build a pipeline of leadership talent for the future. We attract candidates who display leadership skills from a vast range of disciplines and offer them a 24-month intensive development programme. This programme is made up of structured rotations through different parts of the business, interspersed with development days, and supported by a senior mentor.

Our Leadership Development Programme has been running for six years. This year-long course has been specifically designed for Telecom in conjunction with Waikato University in New Zealand

annualreport.telecom.co.nz/2009

and the University of Queensland Business School in Australia. The programme is designed to enhance the leadership skills of experienced managers to develop and enhance self-awareness, strategic thinking, and networking skills, as well as sharing the latest thinking in leadership strategies.

We regularly run leadership forums across the business. This year Gen-i ran a two-day leadership conference. A supporting theme of the conference was the role of collaboration in driving success. Over 300 people leaders attended the conference.

As at June 2009, the full executive team is in place. Alan Gourdie took up the role of CEO of Telecom Retail in August 2008, and more recently, Wayne Peat joined us as Group Director of Human Resources.

We continue to build and recruit leadership talent across the business.

Balance for our people

We have flexible start and finish times so most people have the choice to work the hours that suit them. We support flexible working – whether it is working part-time, working remotely, job-sharing, or special leave arrangements to accommodate sporting, educational or other personal commitments.

Our Team Play programme provides sponsorship to groups of people who work for Telecom and who want to get active. Last year, we supported almost 1,000 of our people playing indoor netball, touch rugby, tennis, soccer, indoor cricket and more.

Connecting with our customers

To achieve our vision it is important that we connect with our customers. This is about driving the ‘inside out’ – getting our people out with our customers, so that we understand what is important to them. It is also about getting the ‘outside in’ – bringing our customers into our business and working with them.

We have started a programme of work to build the connection between our people and our customers, which includes initiatives such as customer visit programmes, customer councils, engaging online with customers, and experience in retail stores and call centres for our people.

Performance through our people

We expect a high level of performance, and our planning, reward and development frameworks are designed to enable this. We provide remuneration that is competitive with the wider market and offer rewards that are linked to short, medium and long-term individual and company performance.

We understand the importance of regular non-financial recognition and operate a group-wide recognition programme to acknowledge the best individual or team achievements.

We also offer a rewards framework that offers benefits to our people over and above pay, including a Telecom employee concession and access to a variety of discounted products and services. We’re also committed to building the capability of our people through personal development, coaching, feedback and development actions.

Health and safety

Telecom is committed to providing a safe and healthy environment for employees, customers and suppliers, at all work places, and in our work practices. The company has a comprehensive ongoing health and safety programme, and maintains a good record for safety.

Telecom has been an Accredited Employer under the Accident Compensation Corporation (ACC) ‘Partnership Programme’ since 2000. This entitles Telecom to take responsibility for managing workplace injuries in return for it bearing the costs. The company’s Health and Safety Programme, together with its membership of the Partnership Programme, has produced impressive results, as evidenced by the following statistics:

The number of work-related injuries per 100 employees is approximately 70% of what it was five years ago and is less than 40% of what it was 10 years ago

Absences as a result of work-related injuries have similarly reduced with days lost being less than 50% of what they were two years ago and less than 20% of what they were ten years ago

This improvement is reflected in the cost of work-related injuries to the company – less than 40% of what it was two years ago and less than 25% of what it was ten years ago.

Corporate and Social Responsibility

Telecom takes Corporate & Social Responsibility (CSR) seriously. Our performance in the area of corporate philanthropy, community investment and environmental responsibility is acknowledged by our inclusion on the FTSE4Good Member Index since 2004. FTSE4Good is a list of companies that meet corporate responsibility criteria calculated by the FTSE Group.

This year, we appointed a Head of CSR, reporting to the Director of Corporate Relations. For Telecom, CSR is about being an active and considerate member of our community. This has been reflected in our focus over the last year on involvement in our community and developing our environment plan.

Community investment

This year, we undertook a review of our overall approach to corporate community investment. We are moving towards a partnership model for our community investment, supporting the objectives of the organisations we sponsor not just through funding, but using our capabilities, reach and expertise. We are also starting to focus on activities and organisations that provide a better future for Kiwi children and supporting our own people being involved in their communities.

Telecom Community Connections

Through our Telecom Community Connection programme (TCC), established in 2006, we have provided support to over

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

1,000 charities and community organisations nationwide over the past three years, including:

Sponsorship of the IHC Telecom Art Awards

Promotion of the Cancer Society’s 0800 support line

Funding to support St John’s volunteer recruitment programme.

In 2010 we will be making announcements about a new direction for our community support, focused on a small number of community organisations under the general theme of ‘better futures for young New Zealanders’. Our total level of commitment will not change. The transition from the TCC programme is now under way, and involves a five month-extension to the existing TCC programme.

Better future for Kiwi children

We’re developing our focus on organisations and activities that work towards creating a better future for Kiwi children. In 2009 we concentrated on three key areas:

Retaining and developing our historical focus on learning

Providing family experiences

Supporting organisations that help children.

Learning

Telecom supports organisations that assist learning.

First Foundation – We have been the First Foundation’s principal sponsor since 2003. First Foundation assists academically talented and financially disadvantaged students to achieve their potential through tertiary education.

Heart Foundation’s DigiVillage – With TCC funding, the Heart Foundation launched DigiVillage, a website that encourages healthy eating and physical activity by children.

United World College Trust – In 2009, Telecom provided a grant to the NZ United World College Trust to support the first phase in establishing a United World College in New Zealand, based on the model already operating in 12 countries, to develop future international leaders.

Hector’s World – Telecom provides web-hosting services for Hector’s World, a web-based tool for young children, teaching digital literacy and safe internet and computer use.

Springboard Trust – Telecom provides mentor support to Springboard Trust, which supports South Auckland-based school principals, to improve their strategic thinking capability.

Family experiences

Telecom created a series of free family events.

The Telecom Tree – In December we built a 27m-high Christmas tree, made entirely from lights, in Auckland’s Victoria Park. We provided drop boxes for visitors to donate gifts to families using Women’s Refuges across New Zealand over the Christmas period.

Telecom Movies in Parks and Telecom Summer Sounds – We sponsored the Auckland Movies in Parks and Summer Sounds series over summer, creating a series of free events in parks across Auckland.

Helping organisations that help children

Telecom supports organisations that work with Kiwi children.

Starship – We support Starship Hospital’s mobile phone recycling appeal.

Plunket – Through TCC, we fund the Plunket Child Safety Programme and contribute to the salary of Plunket’s National Child Safety Advisor.

Centre for Social Innovation – We are a foundation partner of the Centre, which works to find new solutions to social issues.

Support by Telecom people

Telecom supports its people being involved in their communities and their work for many New Zealand charities.

This year’s Festive Cheer programme saw our people run a company-wide food bank collection. With Telecom matching employee contributions, the programme resulted in five tonnes of food being collected for charities such as Salvation Army, City Missions and local food banks.

Working with our communities

We understand that New Zealanders are passionate about what goes on in their communities, and take a deep interest in any plans for their area. We’re committed to keeping communities informed about our activities to ensure they understand what it means for them, and to provide them with opportunities to give us feedback.

Over the past year, we spent considerable time talking with councils and local communities about our plans, in particular our FTTN programme and our new XT Mobile Network. We have worked to address their concerns and have been successful in working through the majority of issues.

We have begun developing an industry code of practice with our competitors around engaging with communities over the deployment of new wireless network infrastructure in residential areas.

We also worked with our communities to limit the potential impact of extreme weather events on our network. We conduct extreme weather event planning, and have worked with Federated Farmers and other groups, such as Civil Defence and local councils, to develop a solution for remote telecommunications sites at risk of isolation in the event of prolonged power cuts.

We have a crucial role to play in keeping communications lines open in the case of a natural disaster. We are committed to and continue working closely with the Ministry of Civil Defence and Emergency Management to ensure our readiness should disaster strike. We work through the Engineering Lifelines groups at local authority level, providing both telecommunications and business continuity expertise. We also participate in exercises and research to develop New Zealand’s resilience in cases of emergency.

Valuing the environment

Being an active and considerate member of our community means understanding and taking responsibility for our impact on the environment. We have a range of environmental initiatives in place to help us deliver against that objective.

annualreport.telecom.co.nz/2009

We also have environmental compliance requirements, relating to the installation, operation, maintenance and upgrade of our infrastructure, that are embedded into our day-to-day operations.

Over the past year, we have maintained and developed our existing environmental programmes in New Zealand, with a particular focus on:

Building sustainable new premises in Auckland and Wellington

Growing our consumer recycling programme

Maintaining and expanding our energy efficiency initiatives

Developing our carbon footprint measurement

Infrastructure design and compliance.

Infrastructure

New premises in Auckland and Wellington

As a number of our offices neared the end of their leases, work has commenced on new premises in Auckland and Wellington. Both buildings are being purpose-built to meet the New Zealand Green Building Council environmental sustainability standard of 5 Green Stars.

The buildings have been designed to maximise usage of natural cooling, heating and lighting, using techniques such as solar reflective glazing, solar panels and a thermally active exterior. The design also captures rain water for flushing toilets, allowing reduced water consumption. Both buildings’ sites were also chosen for their proximity to public transport.

Infrastructure design and compliance

Telecom works with key technology partners and service companies to ensure we develop telecommunications equipment with the environment in mind. This has helped minimise the impact of our infrastructure on the environment, as well as reduce resource consent costs. The roadside cabinets Chorus has installed were designed and made in New Zealand and operate more efficiently and quietly than previous cabinets.

Complying with legislation and regulations is vital to successful operation and generally includes:

The storage and transportation of dangerous substances

Noise levels from equipment (eg, roadside cabinets)

Visual impact of network structures

Radio frequency emissions from mobile and radio communication sites

Emissions from backup generators.

Our network environmental compliance system is an internal system we use in our New Zealand offices to comply with all relevant environmental legislative obligations. We audit our compliance on an annual basis.

Recycling

Telecom supports the practice of reduce, reuse and recycle. Our broader strategy for reducing waste to landfill includes recycling and minimisation in three areas – electronic waste, office waste and efficient resource use.

Key facts

55 tonnes of electronic waste collected sent to our partner Allied Electronic Recovery Worldwide for refurbishment or recycling in 2009

274 tonnes of our total office waste of 520 tonnes diverted to recycling in 2009.

Electronic waste

Our consumer recycling scheme was established in 2001 and focuses on phones, modems and all accompanying accessories. Customers can recycle via our retail stores and partner outlets in New Zealand. In accordance with international regulations, material is sent for refurbishment or recycling to Allied Electronic Recovery Worldwide.

This year, we focused on expanding the scheme by including the Gen-i regional offices, and encouraging recycling through our support of the Starship mobile phone appeal.

We support Starship by diverting phones from our own recycling scheme into theirs, and stock their recycling envelopes in our retail outlets and provide envelopes to customers who buy phones over the phone or internet. Starship receives a percentage of the proceeds from the refurbishing or recycling of phones. We have set a target to provide Starship with 50,000 phones in 2010.

We promoted the recycling of mobile phones around the launch of our XT Mobile Network and the refurbishment of our retail stores.

Office waste

Our corporate recycling programme has been operating in New Zealand since 2003, focusing on separating waste (including paper, glass, tins and plastic) for recycling. The programme covers 93% of our employees, in offices from Auckland to Dunedin.

We also recycle and reuse as much of our old hardware components as possible (eg, street cabinets).

This year, we have focused on increasing the percentage of material recycled despite growing employee numbers and total waste generated.

Recycling and waste at Telecom

Weight (tonnes)

600

500

400

300

200

100

-

Before Recycling (2003)

2004

2005

2006

2007

2008

Financial Year

Waste to Landfill

Recycled

Telecom also encourages smarter use of resources such as reusable envelopes, using recycled paper, double-sided printing and photocopying, and promoting online billing. These initiatives have the added value of reducing business costs.

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Efficient resource use Electricity

Key facts:

• We are among the top 15 users of electricity in New Zealand

• 93% of our electricity consumption goes to powering our network

• We supplement this with 200 solar-powered sites and 20 sites using wind-generated power.

We have been running power saving programmes in our corporate offices and on network operations in New Zealand since 2003. Our network focus is on asset replacement (rectifiers and air conditioners), turning off old equipment and server virtualisation. Through these we estimate our annualised power savings are 2.5GW hours of power, which is equivalent to powering about 230 homes for a year.

Carbon footprint

We have been measuring our carbon footprint since 2007. Although our emissions are low by international standards the trend from 2004 to 2009 shows a 5% annual growth in emissions.

This growth is driven by increased electricity consumption (5%), the majority of which is used by our network. The increase can be attributed to the upgrade of our fixed network, launch of the XT Mobile Network, and growth in usage.

We are bringing a growing focus to managing our emissions, and our initiatives to reduce electricity consumption and travel are key components.

We operate a number of initiatives to help reduce our overall fuel consumption and emissions. We have a taxi share scheme and also introduced a shuttle service for employees between our Auckland offices.

Telecom’s fleet1 has reduced to about 555 vehicles from 600 last year. Accordingly, this year’s fuel consumption was down to 1.1 million litres of fuel, averaging 10 litres per 100km. This represents a continued annual reduction in fuel consumption, which is a consequence of our moves to reduce corporate vehicles and travel across the organisation.

Travel

Our technology has reduced the environmental impacts of our travel demands, as well as those of our customers.

In 2009, we implemented Smart meeting technology based on Cisco’s Telepresence technology. This provides a high quality visual and audio experience simulating a face-to-face meeting. We now have Smart meeting rooms in four key Telecom sites across New Zealand and Australia, and are adding more. We also have videoconferencing facilities available in most of our buildings.

Helping our customers towards sustainability

Technology offers many sustainability options, which help our customers to realise environmental benefits and to cut bottom-line costs.

Our technology solutions have helped our customers measure, manage, control, and reduce carbon emissions while continuing to achieve efficiencies and minimise compliance costs. This year has been the most successful year for our videoconferencing solutions. Our customers purchased NZ$4 million worth of videoconferencing solutions, enabling them to reduce their travel.

We offer infrastructure services, procurement services, software solutions, training services, consulting and partnering, aimed at:

• Helping to reduce and manage ICT energy consumption

• Helping to reduce travel costs (and fuel consumption)

• Assisting with sustainable procurement.

Australia

In Australia, redundant equipment is disposed of through appropriate recycling agencies, including the possibility of re-use for some computer equipment.

1 This figure does not include the 1,700 vehicles in the Chorus work fleet which are owned by our outsourced providers. annualreport.telecom.co.nz/2009 43

PERFORMANCE

Business review

Results overview

YEAR ENDED 30 JUNE 2009 2008 2007 2006 2005

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AND PER ADS AMOUNTS) NZ$M NZ$M NZ$M NZ$M NZ$M

Income statement data

Operating revenues and other gains

Local service 1,049 1,061 1,084 1,081 1,101

Calling 1,239 1,291 1,336 1,385 1,435

Interconnection 177 178 187 201 203

Mobile 783 833 895 869 835

Data 652 638 561 602 602

Broadband and internet 582 547 485 448 376

IT services 486 439 380 346 308

Resale 333 370 399 363 337

Other operating revenue 286 309 235 200 213

Other gains 12 7 20 60 154

Total operating revenues and other gains 5,599 5,673 5,582 5,555 5,564

Operating expenses

Labour 909 886 773 760 705

Intercarrier costs 1,239 1,243 1,220 1,199 1,185

Asset impairments 101 - - 1,301 24

Other operating expenses 1,671 1,653 1,603 1,497 1,417

Other expenses - - 52 34 35

Depreciation 683 574 500 536 544

Amortisation 234 187 152 163 148

Total operating expenses 4,837 4,543 4,300 5,490 4,058

Net earnings/(loss) from continuing operations 400 713 844 (540) 874

Net earnings from discontinued operations1 - - 2,183 109 96

Net earnings/(loss) attributable to shareholders 398 710 3,024 (435) 967

Earnings/(loss) per share/ADS from continuing operations2

Basic per share 0.22 0.38 0.42 (0.28) 0.45

Diluted per share 0.22 0.38 0.42 (0.28) 0.44

Basic per ADS 1.08 1.90 3.39 (2.20) 3.59

Diluted per ADS 1.08 1.90 3.36 (2.20) 3.54

Earnings per share/ADS from discontinued operations2

Basic per share - - 1.10 0.06 0.05

Diluted per share - - 1.08 0.06 0.05

Basic per ADS - - 8.78 0.44 0.39

Diluted per ADS - - 8.64 0.44 0.39

Net earnings/(loss) per share/ADS2

Basic per share 0.22 0.38 1.52 (0.22) 0.50

Diluted per share 0.22 0.38 1.50 (0.22) 0.49

Basic per ADS 1.08 1.90 12.16 (1.78) 3.97

Diluted per ADS 1.08 1.90 11.96 (1.78) 3.91

Balance sheet data

Property, plant and equipment 4,288 3,984 3,681 3,301 3,602

Total assets 7,036 7,405 8,276 6,203 7,504

Debt due within one year 385 958 488 955 863

Long-term debt 2,281 1,830 2,404 2,543 2,973

Total liabilities 4,320 4,669 4,672 5,141 5,033

Total equity 2,716 2,736 3,604 1,062 2,471

Contributed capital 1,384 1,297 2,270 2,011 1,991

Weighted average number of ordinary shares outstanding

Basic (in millions) 1,837 1,871 1,990 1,960 1,948

Diluted (in millions) 1,839 1,873 2,026 1,960 2,027

1 Earnings from discontinued operations consist of the net earnings of Yellow Pages Group and includes the profit on disposal of NZ$2,084 million in 2007.

2 Per share amounts have been calculated as earnings/(loss) divided by the weighted average number of shares outstanding during the periods indicated. Per ADS amounts have been calculated based on a ratio of five shares per ADS for 2008 and 2009 and eight shares per ADS for prior years. See the discussion on liquidity and capital resources for an explanation of the change in the ratio of ADS during 2008. Accordingly, per ADS information for 2008 and 2009 is not comparable to per ADS information for the prior years due to the change in ADS ratio. Diluted earnings per share and per ADS amounts reflect the dilutive effects of options and capital securities.

3 Telecom’s financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. 2005 was Telecom’s first year of reporting under IFRS.

44 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Group result

YEAR ENDED 30 JUNE 2009 2008 2007 2009/2008 2008/2007

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Operating revenues and other gains 5,599 5,673 5,582 (1.3) 1.6

Labour (909) (886) (773) 2.6 14.6

Intercarrier costs (1,239) (1,243) (1,220) (0.3) 1.9

Other operating expenses (1,671) (1,653) (1,603) 1.1 3.1

Asset impairments (101) - - NM1 -

Other expenses - - (52) - (100.0)

Depreciation (683) (574) (500) 19.0 14.8

Amortisation (234) (187) (152) 25.1 23.0

Total operating expenses (4,837) (4,543) (4,300) 6.5 5.7

Finance income 41 119 59 (65.5) 101.7

Finance expense (242) (271) (289) (10.7) (6.2)

Share of associates’ net losses (1) (3) (3) (66.7) -

Net earnings before income tax 560 975 1,049 (42.6) (7.1)

Income tax expense (160) (262) (205) (38.9) 27.8

Net earnings from continuing operations 400 713 844 (43.9) (15.5)

Net earnings from discontinued operations - - 2,183 - (100.0)

Net earnings for the year 400 713 3,027 (43.9) (76.4)

Net earnings attributable to shareholders 398 710 3,024 (43.9) (76.5)

Minority interests in earnings of subsidiaries 2 3 3 (33.3) -

Net earnings for the year 400 713 3,027 (43.9) (76.4)

1 Not meaningful

Executive summary

The financial results reflect the impact of Telecom’s strategies to manage traditional revenues whilst focusing on the growth areas of broadband, mobile and ICT. Calling revenues declined but growth was achieved in broadband and IT services revenue. As the XT Mobile Network was launched in May 2009 it did not have a significant impact on mobile revenue in 2009 and mobile revenues continued to decline, as they did in 2008. However the decline in mobile revenue is expected to reverse in 2010, driven by mobile broadband and roaming revenues. The competition for retail customers in New Zealand and Australia resulted in a decline in customer numbers with a resulting fall in access revenue. However management focused efforts on reducing customer churn and this resulted in lower net churn at the end of the year compared to the beginning of the year.

Cost control was an area of strong focus for management which resulted in modest cost growth in labour and other operating expenses when compared to 2008. Management also focused on information systems and network cost efficiencies to lay the foundation for future periods, and the implementation of initial initiatives from process improvements programmes, which aim to reduce rework, improve efficiency and deliver an improved customer experience. Depreciation and amortisation have increased significantly as a result of the increased levels of capital expenditure incurred in the last two years on Telecom’s transformation and a shortening of certain assets lives, such as the CDMA mobile network.

Telecom appears on track to transform its business and provide a turn around in the earnings decline experienced in the last two years. However a key uncertainty remains around the Government’s fibre to the home initiative and the impact it will have on future trends. Further details are provided in Outlook.

Year ended 30 June 2009

• Telecom has continued to deliver growth in data, broadband and IT services revenues mostly due to new contracts in Gen-i and an increase in broadband penetration in New Zealand, with 835,000 broadband customers as at 30 June 2009. These increases in operating revenue during 2009 were offset by a reduction in local service, mobile and resale revenues. The decline in mobile revenue is the result of a combination of lower pricing, increased data caps and reduced roaming revenues as a result of the closure of the Telstra CDMA network in Australia. The resale decline was due to a decline in AAPT’s Consumer services.

• Labour costs were higher in 2009 compared to 2008 due to salary inflation, an increase in staffing levels to meet the additional client demand in Gen-i, and the establishment of Chorus as a separate business unit. However focus on headcount reductions resulted in labour costs reducing towards the end of 2009.

• Intercarrier costs were lower than 2008 due to a reduction in consumer demand in AAPT, offset by higher volumes of calls

annualreport.telecom.co.nz/2009

and the effect of the weaker New Zealand dollar against the US dollar.

• Other operating expenses were higher than 2008 as additional costs were incurred in Wholesale & International and Chorus as they built operationally separate divisions, partially offset by reductions in other business units due to lower cost of sales and a focus on cost control.

• Asset impairments related to the goodwill and network equipment. As discussed in AAPT, earnings have been lower than expected during the year due to a loss of retail customers. This resulted in management’s estimate of the realisable value of AAPT being lowered and a subsequent impairment of goodwill. The network equipment asset impairment related to changes in technology.

• Depreciation and amortisation expense increased due to a higher overall fixed asset base, the effects of reductions in certain asset lives in 2009 principally relating to the CDMA mobile network and legacy billing systems in AAPT, and additional depreciation of the Australian billing and service management platform, which was launched during 2008.

• Net finance expense increased due to higher net borrowings as cash balances were lower in 2009 compared to 2008. 2008 included the retention of part of the proceeds from the sale of the Yellow Pages business in 2007.

• Tax expense was lower due to the lower profit before taxation and the write-off during 2008 of NZ$20 million of deferred tax assets following a reassessment of the probability of utilising those assets. The effective tax rate of 29% in 2009 reflects the reduction in New Zealand’s tax rate from 33% to 30%, with the effect of foreign income taxed at lower rates partially offset by no tax benefit arising on the NZ$68 million goodwill impairment during 2009.

Year ended 30 June 2008

• In 2008 operating revenues and other gains increased compared to 2007. Calling revenue declined, partially offset by PowerTel revenues following the acquisition of PowerTel by Telecom in May 2007. Local service revenue in New Zealand dropped due to a decline in customer numbers. Broadband and internet revenue increased as a result of continued connection growth in broadband connections. IT services revenue increased principally due to the growth in market share gains with major customers. Offsetting these growth areas, increased competitive pressure in New Zealand led to a decline in calling and mobile revenue due to the impact of lower pricing, reduced calling volumes and a decline in handset revenue.

• Operating expenses increased in 2008. Labour costs increased as a result of increased personnel costs in both New Zealand and Australia due to increased staffing needs to deliver on the IT services contracts won by Gen-i, the effect of a full year of PowerTel’s costs, focus on the transformation programmes, and implementing operational separation requirements across all separated divisions in New Zealand, compounded by salary pressure incurred in tight labour markets. Depreciation and amortisation expense increased in 2008 from 2007 as a result of the full year effect of PowerTel, the increase in capital expenditure on telecommunications hardware and software in previous periods and accelerated depreciation in certain asset categories.

• Finance income was higher than 2007 due to the investment of the proceeds from the sale of Yellow Pages Group.

• Tax expense was higher in 2008 than 2007 due to tax credits that were recognised in 2007.

Principal factors impacting Telecom’s results and key trends

Telecom’s highest level of capital expenditure

Telecom has committed to transform its business in response to increased regulation and its declining profit margins. The demands of the capital investment that is required to transform Telecom have led to capital expenditure of NZ$1,313 million, which is the highest level of capital expenditure since Telecom was established.

In June 2007 Telecom announced its decision to launch a WCDMA network in New Zealand. The network, Telecom’s XT Mobile Network, was launched in May 2009 and provides coverage to 97% of the places New Zealanders live and work. Significant capital expenditure of NZ$315 million was incurred on the roll-out of the XT Mobile Network in 2009 consisting of physical network implementation and site acquisition costs.

FTTN investment began in February 2008 with the installation of the first of a nationwide network of roadside cabinets. The expenditure during 2009 of NZ$126 million is part of the NZ$500 million investment programme that will deliver on Telecom’s regulatory commitments and the expectation that those commitments will enable broadband connections at speeds of at least 10Mbps to over 80% of New Zealanders lines by the end of December 2011.

Fixed network transformation will deliver Telecom’s core VoIP platform for voice and broadband products. This programme has significantly accelerated its activity in preparation for launch of a primary line voice service, which consumes regulated wholesale services that are expected to be launched in December 2009, with NZ$150 million of investment in 2009. The VoIP core is a cornerstone capability in Telecom’s next generation network investment.

These programmes have increased, and will continue to increase, consumption of labour resources and capital expenditure in the short term. However, in the long term they should lead to a more efficient operating model with new revenue streams and lower network costs as Telecom is able to retire legacy systems and implement a lower cost IP platform.

Separation-driven investment has also intensified since the signing of the Undertakings in March 2008. This is reflected when comparing separation and regulatory related 2009 expenditure of NZ$134 million to NZ$68 million in 2008.

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Telecom launched its Basic and Enhanced UBA products in 2009 and has continued the development of other regulated products expected to be predominately launched in December 2009. Implementing the systems changes required to meet the immediate separation commitments has been a focus.

Increased regulation

As described in Regulation, Telecom has been subject to increasing regulation in recent years and operates in a regulatory environment where the regulator sets determinations on the pricing of regulated services, such as UCLL and UBA. Whilst these newly regulated services have resulted in increased broadband penetration, they have also resulted in downward pressure on wholesale and retail broadband prices due to increased competition.

The impact of the introduction of UCLL and UBA has resulted in Telecom offering more bundled products that offer the customer a discount if a number of products are provided. Although there was an initial increase in the number of retail customers leaving Telecom, this has largely stabilised through marketing of these bundled offers such as Total Home and Telecom’s broadband plan upgrade. In addition Telecom reacted to competition by taking a micro-marketing approach to customer retention through door-to-door sales (see Retail).

Telecom Wholesale’s revenues in New Zealand have increased by 11.3% due to regulation increasing competition for access lines, principally for broadband services. As penetration of broadband increases in New Zealand this rate of growth will slow. Telecom expects penetration to continue at current growth rates for the next two to three years, then to decline as penetration reaches 70%. Any future downwards pressure on the regulated prices would result in a reduction of wholesale revenues and increased retail competition for Telecom.

The Government’s role in the telecommunications market in New Zealand is still being finalised. On 31 March 2009 the Government released a broadband investment initiative proposal (see Regulation). The proposal details the Government’s plans to deliver ultra fast broadband to 75% of New Zealanders, using NZ$1.5 billion of government funds to deploy a fibre network. The proposal seeks investment from the private sector and offers interested parties the opportunity to invest in up to 25 regions across New Zealand.

The proposal creates uncertainty for Telecom as a nationwide (or regional) fibre deployment could overbuild Chorus’ network assets, creating additional competition or at worst leaving some Telecom assets stranded.

A regional tender process creates additional uncertainty as to which operators will tender for each region, who will win the region, and how a regional network can be co-ordinated at a national level. Telecom is managing these risks through its ongoing discussions with the Government which focus on effective use of government funds (and therefore avoiding overbuild) and advocating a national fibre network.

Declining profit margins

Telecom’s net earnings in New Zealand have declined due to a fall in higher margin traditional revenues and an increase in costs. Traditional revenues have declined due to increased competition, and technological changes that have led to product substitution. IT services revenues, whilst a key growth area for Telecom in New Zealand and Australia, have lower margins (albeit with lower capital expenditure requirements) than traditional revenue streams.

Telecom’s operating expenses have increased as Telecom pursues its transformation programme, implements the changes required to meet the Undertakings, secures new retail and corporate customers and pursues the growth areas of broadband, mobile and IT services.

To counter this increase in operating expenses, management has been focused on cost control so as to ensure that earnings were not significantly impacted by this trend and the economic downturn. The focus on cost management was reflected in some key decisions made during 2009, such as the closure of Ferrit, which will save Telecom approximately NZ$1 million a month, a salary freeze for the majority of employees for 2010, and the proposal to off-shore around 250 New Zealand and 350 Australian contact centre and back office roles. In addition, Telecom has put in place a new procurement model designed to reduce procurement costs.

Shifting revenue and margin from retail to wholesale customers

Telecom’s wholesale revenues have benefited from the increased competition in the New Zealand market. An increase in wholesale activity leads to a decline in Telecom’s retail calling, broadband and data revenues as customers will have their calling, broadband and data services supplied by competitors.

The number of wholesale access lines increased by 94% from

30 June 2007 to 30 June 2009 and the number of wholesale broadband lines increased by 73% over the same period. This led to an improvement in wholesale earnings, whilst Retail and Gen-i saw declines in their earnings from these products. Overall the impact of increased wholesale activity is negative to Telecom’s net earnings.

AAPT

AAPT’s underlying Australian dollar revenue decreased by 12% between 2008 and 2009, primarily driven by the decline in AAPT Consumer services of 24% partially offset by Consumer price realignments. Despite this fall in revenue, focus on cost containment programmes such as moving the Consumer call centre to Manila allowed AAPT’s earnings to grow by 6%, once the one-off gain on the sale of the mobile customer base in 2008 is excluded. AAPT also continues to focus on improving operational efficiency with investments to rationalise and upgrade billing and rating systems and network enhancements that will improve the ability of its Business and Wholesale divisions to focus on selling in more profitable product segments such as data and internet.

Telecom recognised an impairment charge of NZ$68 million during 2009 to write-off the goodwill that arose upon the acquisition of PowerTel. In previous periods the recoverable amount had been determined to exceed carrying value based on forecasts. Management’s assessment of forecast earnings

annualreport.telecom.co.nz/2009 47

and cash flows declined during the year and management concluded that the carrying value was therefore no longer supported. The decline in forecasts was the result of lower earnings expectations for 2009 and 2010 and lower growth rates for future years arising from economic and competitive conditions.

Telecom purchased PowerTel in May 2007 and integrated PowerTel’s business into AAPT, hence Telecom’s segmental results for AAPT for 2009 and 2008 are not comparable with 2007.

Declining mobile revenues and launch of XT Mobile Network

The New Zealand mobile market has undergone significant expansion over the last three years. Telecom’s New Zealand mobile customer base has risen from 1,977,000 customers at 30 June 2007 to 2,226,000 customers at 30 June 2009, but saturation in the New Zealand market and a decision to cease selling standalone mobile packages in the Australian market have led to a decline in handset sales and a decline in traditional mobile voice revenues.

Telstra’s decision to close its CDMA network in Australia in April 2008 had a negative impact on Telecom’s roaming proposition as its New Zealand mobile customers could not roam on their CDMA phones in Australia. In response to this and the general trend towards GSM technology world-wide Telecom launched its XT Mobile Network in May 2009.

Due to the launch of the XT Mobile Network being close to 30 June 2009 there has not been enough activity to reverse the decline in mobile revenue witnessed in 2008. It is expected that the XT Mobile Network should enable higher average revenue per user as it supports enhanced commercial and consumer services, including high quality music, video and entertainment offerings, as well as allowing Telecom to capture a share of mobile outbound and inbound roaming revenue.

A new mobile entrant, 2degrees, was launched in August 2009. The competition from a new entrant is expected to place downward pressure on mobile revenues, mainly in the prepaid market.

Southern Cross dividends

Telecom received NZ$79 million in dividends from Southern Cross in 2009 and NZ$89 million in 2008. These dividends are made as a result of Southern Cross selling capacity in its cable and future dividends are contingent upon future sales. Southern Cross is currently the largest supplier in the market for capacity between Australasia and the US. One new competitor cable, from Sydney to Hawaii, entered the market in 2009, and a further competitor cable from Sydney to USA via Guam is expected in 2010. This is expected to reduce Southern Cross’ share of the market. The emergence of multi-cable competition is already driving capacity prices down. Southern Cross responded to this competition and doubled its capacity, funding the upgrade out of its cash flow. This upgrade is allowing Southern Cross to compete with the new cables. Southern Cross is planning additional upgrades, should the market require it. Dividends of between NZ$50 million and NZ$80 million are expected for 2010.

Economic downturn

Economic conditions globally, and in the telecommunications sector in particular, impact Telecom’s operations. Management believes that the impact of the economic downturn on Telecom’s performance has been somewhat modest, despite a reduction in customer spending during 2009, most notably in calling, broadband, mobile and revenue from the provision of connectivity in new subdivisions. Despite the difficult economic conditions, bad debt expense has reduced when compared to the prior year (2009: NZ$24 million; 2008: NZ$29 million).

Disposal of Yellow Pages Group

In April 2007, Telecom completed a competitive sales process that resulted in the sale of Yellow Pages Group for NZ$2,161 million (see note 33 to the financial statements for more detail). In accordance with IFRS, the operating results of Yellow Pages Group and the net gain on sale is presented in Telecom’s financial statements as results from discontinued operations. NZ$1,113 million of the NZ$2,161 million that Telecom received from the sale was returned to shareholders in October 2007 as part of a capital return by way of a court-sanctioned pro-rata share cancellation.

Outlook

Telecom currently expects the following outcomes for the year ending 30 June 2010:

• Adjusted EBITDA to be between a decline of 1% and an increase of 2% compared to 2009

• Dividends from Southern Cross of between NZ$50 million to NZ$80 million

• Depreciation and amortisation of NZ$1,000 million to NZ$1,060 million

• Effective tax rate of approximately 28%

• Adjusted net earnings after tax of NZ$370 million to NZ$410 million

• Capital expenditure of between NZ$1,100 million and NZ$1,200 million.

It is important to understand that this outlook is based on a number of assumptions, including, without limitation, Telecom’s ability to continue to transform its business, including its ability to reduce costs, and general economic conditions.

Adjusted EBITDA guidance of a decline of 1% to an increase of 2% compared to 2009 represents a significant change in

48 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

trajectory from the current year decline of 6.5%. The key drivers and assumptions to achieve this turnaround are:

• Reduction in fixed line churn in Retail

• Differentiation in Gen-i to slow the decline in telecommunications solutions (ie. non-IT solutions)

• Growth in core wholesale products (PSTN and broadband) which is greater than the loss to UCLL (as achieved in 2009)

• Growth in new wholesale products such as commercial backhaul

• Aggressive cost out programmes such as business unit transformation, getting things right for customers first time, supplier management and moving certain functions overseas

• Returning to growth in mobile revenue while managing the impact on direct costs, such as mobile handset costs.

In addition, this outlook is based on the current regulatory environment and economic, market and competitive conditions, which are expected to change over time. Accordingly, this outlook may be subject to material change. Telecom’s ability to achieve the outlook in this section and the annual report is subject to significant risks. In addition, Telecom does not control the dividends from Southern Cross. See Group risk factors for a description of the key risks and Forward-looking statements. As noted above, on 31 March 2009 the Government released a broadband investment initiative proposal (see Regulation). The proposal details the Government’s plans to deliver faster broadband to 75% of New Zealanders, using NZ$1.5 billion of government funds to deploy a fibre network. The proposal creates uncertainty for Telecom and the final outcome of the proposal may have a significant impact on Telecom’s outlook.

Earnings before interest, taxation, depreciation and amortisation (EBITDA)

Telecom uses EBITDA, adjusted EBITDA and adjusted net earnings when discussing financial performance and in giving future performance guidance. These are non-GAAP financial measures and are not prepared in accordance with IFRS. They are not uniformly defined or utilised by all companies in the telecommunications industry. Accordingly, these measures may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS.

Management believes that these measures provide useful information as they are used internally to evaluate performance of business units, to analyse trends in cash-based expenses, to establish operational goals and allocate resources.

Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ losses and taxation expense to net earnings from continuing operations, less finance income.

Adjusted EBITDA is the segment result reported in the financial statements. It excludes significant one-off gains, expenses and impairments that are also excluded from the segmental result to provide an indication of the underlying earnings of that segment. The sum of the segments results is reconciled to net earnings before income tax in note 2 to the financial statements.

Adjusted net earnings is net earnings for the year adjusted by the same items, allowing for any income or deferred tax impact of those items.

A reconciliation from the IFRS measure of net earnings from continuing operations to Telecom’s EBITDA and adjusted EBITDA is shown below.

YEAR ENDED 30 JUNE 2009 2008 2007 2009/2008 2008/2007

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Net earnings from continuing operations 400 713 844 (43.9) (15.5)

Add back: depreciation 683 574 500 19.0 14.8

Add back: amortisation 234 187 152 25.1 23.0

Less: finance income (41) (119) (59) (65.5) 101.7

Add back: finance expense 242 271 289 (10.7) (6.2)

Add back: share of associates’ net losses 1 3 3 (66.7) -

Add back: taxation expense 160 262 205 (38.9) 27.8

EBITDA 1,679 1,891 1,934 (11.2) (2.2)

Less: gain on cable sale (12) - -

Less: gain on sale of Telecom Samoa - - (20)

Add back: asset impairments 101- -

Add back: restructuring charge - - 36

Add back: provision for billing issues - - 16

Adjusted EBITDA 1,768 1,891 1,966 (6.5) (3.8)

annualreport.telecom.co.nz/2009 49

Segmental results

Impact of operational separation on Telecom’s segmental results

As detailed in Regulation, the 2006 changes to the Telecommunications Act 2001 required Telecom to operationally separate its business into at least three units, comprising:

i. a network business that sells access to the copper access network on an equivalent basis to both Telecom and third parties;

ii. a regulated wholesale business that sells wholesale broadband access services on an equivalent basis to both Telecom’s retail arms and third parties; and

iii. one or more retail business units.

Telecom restructured during 2008 to comply with the Undertakings and created five customer-facing business units, supported by a Technology & Shared Services business unit and a corporate centre. 2009 is the first year that Telecom has reported the results of its business in these new business units. Prior to 2008 Telecom’s operations consisted of four reportable business segments; NZ Business, NZ Consumer, NZ Technology and Enterprises and Australian operations.

IFRS requires segmental information to be restated for comparative periods after an organisational structure. The results for 2008 and 2007 have been restated for Telecom’s new business units. These results include the impact of the internal regulatory trading that was introduced from July 2008 to allow comparability even though that trading was not in place at that time. The internal trading is based on information that is only available at the time and information for periods before Telecom was separated is based on statistical extrapolation. External revenues and costs that now sit in the operationally separated business units have been restated as if those revenues and costs were in those business units in prior periods. This may give unrepresentative indication of growth where costs have increased since separation to facilitate the running of the separated business. For instance Chorus’ labour costs prior to separation were lower than current levels as it was not a separate business unit.

The segment results exclude significant one-off gains, expenses and impairments. These items are excluded from the segment results to enable an analysis of the underlying earnings of the segment when the financial results are presented to the executive team. A reconciliation between the segment results and net earnings from continuing operations is included in the financial statements in note 2.

Chorus

YEAR ENDED 30 JUNE 2009 2008 2007 2009/2008 2008/2007

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Operating revenues

Local service 14 11- 27.3 NM1

Other operating revenues 18 8 8 125.0 -

Internal revenue 751 758 750 (0.9) 1.1

Total operating revenues 783 777 758 0.8 2.5

Operating expenses

Labour (20) (10) (4) 100.0 150.0

Other operating expenses (208) (186) (179) 11.8 3.9

Internal operating expenses (2) (2) - - NM1

Total operating expenses (230) (198) (183) 16.2 8.2

Segment result 553 579 575 (4.5) 0.7

1 Not meaningful

Chorus became operational in March 2008, hence the trading results of 2008 and 2007 are not necessarily comparable. Comparative results have been restated based on theoretical trading between Chorus and other business units based on the drivers of that revenue. Expenses that are now allocated to Chorus have been restated in prior periods where those expenses existed.

Operating revenues

Operating revenues increased by 0.8% to NZ$783 million in 2009 and by 2.5% in 2008 principally due to revenue from external customers from the provision of UCLL and co-location services. As at 30 June 2009 Chorus had UCLL products or services available from 64 exchanges and five external customers were consuming UCLL based services. There were no UCLL products or services on offer in 2008 or 2007.

Chorus’ local service revenue is derived from UCLL and revenue from the provision of access services in new residential developments. While UCLL revenues increased in 2009, this increase was largely offset by lower access services revenue due to the reduction in the number of residential developments.

Other operating revenue increased by NZ$10 million in 2009, of which NZ$4 million resulted from the launch of UCLL co-location and backhaul services with the remaining increase due to increased activity from traditional products such as roadworks, property rentals and cable location services.

50 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Chorus’ internal revenue decreased by NZ$7 million in 2009 to NZ$751 million as internal access line revenue is replaced with revenue from external customers. Chorus’ internal revenue increased by NZ$8 million in 2008 to NZ$758 million as internal access line revenue increased from other business units in Telecom.

Operating expenses

Chorus’ operating expenses increased across the three-year period due to the costs of running Chorus as an operationally separated business unit and establishing regulated products and services.

Labour expenses increased in 2009 by NZ$10 million and in 2008 by NZ$6 million due to the growth in employee numbers and contractors. Chorus’ full time equivalent headcount has increased by 41 in 2009 to staff Chorus as a separate unit and to enable the products and services Chorus must deliver under the Undertakings. Contractors were used to deliver projects, separation Undertakings, new regulated offerings and preparing for the contract negotiation with third party service companies.

Other operating expenses of NZ$208 million have increased due to increases in maintenance and provisioning activities and costs, and higher electricity and accommodation costs.

Wholesale & International

YEAR ENDED 30 JUNE 2009 2008 2007 2009/2008 2008/2007

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Operating revenues

Local service 159 120 80 32.5 50.0

Calling 344 281 296 22.4 (5.1)

Interconnection 130 137 144 (5.1) (4.9)

Data 88 76 69 15.8 10.1

Broadband and internet 80 67 49 19.4 36.7

Other operating revenues 22 23 28 (4.3) (17.9)

Internal revenue 407 409 368 (0.5) 11.1

Total operating revenues 1,230 1,113 1,034 10.5 7.6

Operating expenses

Labour (57) (44) (36) 29.5 22.2

Intercarrier costs (519) (457) (491) 13.6 (6.9)

Other operating expenses (47) (34) (31) 38.2 9.7

Internal operating expenses (166) (121) (86) 37.2 40.7

Total operating expenses (789) (656) (644) 20.3 1.9

Segment result 441 457 390 (3.5) 17.2

Operating revenue

Wholesale & International’s revenues increased by 10.5% to NZ$1,230 million in 2009 with increases in local service, calling, data and broadband and internet partially offset by a decline in interconnection, other operating revenues and internal revenue. Growth of 7.6% in 2008 was due to increases in local service, data, broadband and internet and internal revenue.

Local service revenue increased by 32.5% in 2009 and 50% in 2008 due to the growth in the number of fixed access lines provided to wholesale customers which increased by 24% in 2009 and by 56% in 2008.

Calling revenue increased by NZ$63 million in 2009 primarily attributable to higher calling volumes and the favourable impact of the weakening NZD on USD denominated International revenue. Calling revenues decreased by NZ$15 million in 2008 impacted unfavourably by the strengthening NZD against USD and pricing competition, whilst call volumes were up on 2007.

Interconnection revenues decreased by NZ$7 million in 2009 (2008, NZ$7 million) as a result of decreases in New Zealand mobile termination rates and lower calling minutes.

Data revenue increased by 15.8% in 2009 and 10.1% in 2008 due to business growth and the addition of new customers to Wholesale during 2009, and to an increase in revenue from international data leases in 2008.

Broadband and internet revenue grew by NZ$13 million in 2009 and NZ$18 million in 2008 due to the continued growth in demand from wholesale customers and a greater proportion of higher value plans, offset by a reduction in prices. Wholesale broadband connections increased by 14% in 2009 and by 52% in 2008.

Internal revenues decreased by 0.5% in 2009 to NZ$407 million mainly due to a change in the internal pricing of international internet carriage, which was mostly offset by the growth in Retail and Gen-i’s demand for wholesale broadband and data and international internet carriage. Internal revenues increased in 2008 by 11.1% due to higher volumes of products used by Retail and Gen-i.

Operating expenses

Wholesale & International’s operating expenses increased by 20.3% in 2009 to NZ$789 million (1.9% in 2008 to NZ$656 million).

annualreport.telecom.co.nz/2009 51

Labour costs increased as a result of Wholesale’s business growth and operational separation requirements and also by the adverse impact of the weakening NZD on International’s USD denominated international payroll costs in 2009. These increases were partially offset by a decrease in International’s workforce.

Intercarrier costs increased by NZ$62 million in 2009 due to the effect of the weakening NZD against the USD denominated payments to international carriers. The decline in intercarrier costs in 2008 followed the decline in termination rates, as well as the translation effect from the strength of the NZ dollar on US dollar denominated overseas intercarrier costs.

Other operating costs increased by 38.2% in 2009 which reflects the higher headcount related non-payroll expenses and additional project expenditure incurred in relation to operational separation as well as the impact of the weakening NZD against a basket of foreign currencies driving up costs in the overseas offices. Other operating costs remained relatively stable in 2008, increasing by NZ$3 million.

Internal expenses increased due to volume growth in wholesale products that utilise Chorus inputs.

Retail

YEAR ENDED 30 JUNE 2009 2008 2007 2009/2008 2008/2007

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Operating revenues

Local service 726 774 830 (6.2) (6.7)

Calling 367 418 466 (12.2) (10.3)

Mobile 546 587 617 (7.0) (4.9)

Data 24 27 25 (11.1) 8.0

Broadband and internet 276 261 248 5.7 5.2

IT services 18 17 14 5.9 21.4

Other operating revenues 20 22 32 (9.1) (31.3)

Total operating revenues 1,977 2,106 2,232 (6.1) (5.6)

Operating expenses

Labour (161) (162) (161) (0.6) 0.6

Other operating expenses (404) (437) (461) (7.6) (5.2)

Internal operating expenses (664) (694) (692) (4.3) 0.3

Total operating expenses (1,229) (1,293) (1,314) (4.9) (1.6)

Segment result 748 813 918 (8.0) (11.4)

Operating revenues

Retail’s operating revenue decreased by 6.1% to NZ$1,977 million in 2009 and by 5.6% to NZ$2,106 million in 2008.

Calling and local service revenue declined by NZ$99 million in 2009 and by NZ$104 million in 2008 due to declines in the number of access line customers and associated falls in call minutes, partially offset by CPI increases in local access. The number of Retail access lines at 30 June 2009 decreased by 7% when compared to 30 June 2008. The reduction in retail access lines has resulted in a decline in domestic and international outwards call minutes.

Mobile revenues declined by $41 million in 2009 largely driven by lower voice and data pricing and the reduction of Australian roaming revenues following the closure by Telstra of its CDMA network in the last quarter of 2008. These negative trends offset the growth in New Zealand mobile connections, including those managed by Gen-i, which increased to 2,186,000 as at 30 June 2009 from 1,977,000 as at 30 June 2007. Of the 2,186,000 connections at 30 June 2009, 878,000 were post-paid and 1,309,000 were pre-paid. Mobile data revenues have decreased due to the impact of increased monthly text caps on certain prepaid plans which increased text volume without a corresponding increase in revenue, offset partially by continued growth in mobile broadband. Other mobile revenues reduced as customers delayed device upgrades in the lead-up to the commercial launch of the new XT Mobile Network in May 2009.

Data revenue fluctuated across the three-year period with a small increase in the number of SME customers receiving data services from Retail offset by lower prices.

Broadband and internet revenue increased by NZ$15 million in 2009 and NZ$13 million in 2008. Customers continue to migrate from dial-up to broadband following the introduction of bundled fixed access, calling and broadband offers, with Retail broadband connections increasing by 9% during 2009 to 531,000 as at 30 June 2009 from 421,000 as at 30 June 2007.

Retail delivers IT services to the SME market and generated NZ$18 million of revenue in 2009, a small increase when compared to 2008 and 2007 due to an increase in customer numbers.

Other operating revenues declined by $2 million in 2009 and declined by NZ$10 million in 2008 due to reductions in late payment fee revenues.

Operating expenses

Labour costs reduced by NZ$1 million in 2009 when compared to 2008 as reductions in employee numbers (primarily in customer services as a result of call volume reduction initiatives)

52 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

were offset by salary inflation and increases in internal labour costs associated with XT Mobile Network and next generation Telecom programme build. Labour costs remained stable in 2008 when compared to 2007 reflecting stable headcount. Other operating expenses reduced by NZ$33 million in 2009 due to reductions in mobile customer equipment upgrades in the lead-up to XT Mobile Network launch, pro-active reductions in loyalty programme costs and a tighter focus on advertising and communications expenditure. Other operating expenses reduced by NZ$24 million in 2008 as a result of lower mobile handset cost of sales due to a fall in sales when compared to 2007.

Internal expenses reduced by NZ$30 million in 2009 due to declines in access line volumes, partially offset by the impact of increased broadband and data connection costs.

Gen-i

YEAR ENDED 30 JUNE 2009 2008 2007 2009/2008 2008/2007

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Operating revenues

Local service 120 130 142 (7.7) (8.5)

Calling 180 197 215 (8.6) (8.4)

Interconnection 23 23 26 - (11.5)

Mobile 197 201 205 (2.0) (2.0)

Data 377 382 383 (1.3) (0.3)

Broadband and internet 26 24 33 8.3 (27.3)

IT services 468 422 366 10.9 15.3

Other operating revenues 91 101 80 (9.9) 26.3

Internal revenue 19 10 2 90.0 NM1

Total operating revenues 1,501 1,490 1,452 0.7 2.6

Operating expenses

Labour (330) (314) (246) 5.1 27.6

Intercarrier costs (70) (76) (18) (7.9) NM1

Other operating expenses (460) (416) (405) 10.6 2.7

Internal operating expenses (172) (190) (176) (9.5) 8.0

Total operating expenses (1,032) (996) (845) 3.6 17.9

Segment result 469 494 607 (5.1) (18.6)

Operating revenues

Total operating revenues increased by 0.7% in 2009 and 2.6% in 2008 as Gen-i increased revenues from IT services whilst traditional voice and data revenues continued to reduce in line with industry trends as increased competition, regulation and technology drive down pricing.

Local service revenues were down by 7.7% to NZ$120 million and calling revenues down NZ$17 million in 2009. The reductions in local service and calling revenues primarily reflect reductions in price with some reductions in calling volumes. In 2008, local service revenues and calling revenues declined in line with the reduction in access lines.

Interconnection revenue declined in conjunction with this fall in calling revenue and lowering termination rates.

Mobile revenue remained relatively stable across the three-year period, with lower prices for voice products being offset by increased mobile connections and higher volumes.

Data revenues of NZ$377 million for the year were largely unchanged despite price competition and the migration of certain customers to Wholesale & International. Data revenues arise from meeting customers’ non-voice communication needs. There has been a shift away from traditional dedicated circuit, leased line data products towards IP-based data products given the increased flexibility and cost-efficiency that these products offer. Managed IP data services increased in 2009 due to penetration and market share gains through business with new customers and the migration of customers from Lanlink to One Office product offerings. These gains in IP data services were offset by an erosion of traditional data service revenues resulting in a marginal decline in total revenue for 2009 when compared to 2008.

Broadband and internet revenues increased due to a slight increase in customer numbers.

IT services revenue includes provision of network-based application services, management of customers’ information, communication and technology services and integration of these services. IT services revenue increased by 10.9% in 2009 and by 15.3% in 2008 principally due to the growth in IT solutions revenue, procurement and network delivered services as a result of strong growth in sales across a broad range of enterprise and corporate customers.

Other operating revenue mainly relates to revenue from Gen-i Australia. Other operating revenue for 2009 fell to NZ$91 million, reflecting lower revenues in Australia, primarily driven through declining revenues from the Commonwealth Bank of Australia more than offsetting the growth experienced in the Australian mid-market sector which drove higher revenues in 2008 compared to 2007.

annualreport.telecom.co.nz/2009 53

Internal revenues relate to IT procurement for other business units.

Operating expenses

Labour costs grew by 5.1% to NZ$330 million in 2009 when compared to 2008. Labour costs have increased by NZ$84 million from 2007 to 2009 reflecting the increased headcount to deliver additional professional services and IT solutions outsourcing, and reflecting increased costs in the Australian operation.

AAPT

YEAR ENDED 30 JUNE 2009 2008 2007 2009/2008 2008/2007

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Operating revenues and other gains

Local service 30 26 32 15.4 (18.8)

Calling 348 395 359 (11.9) 10.0

Interconnection 24 18 17 33.3 5.9

Mobile 40 45 73 (11.1) (38.4)

Data 163 153 84 6.5 82.1

Broadband and internet 200 195 155 2.6 25.8

Resale 333 370 399 (10.0) (7.3)

Other operating revenues 19 30 18 (36.7) 66.7

Other gains - 7 - (100.0) NM1

Internal revenue 20 18 17 11.1 5.9

Total operating revenues and other gains 1,177 1,257 1,154 (6.4) 8.9

Operating expenses

Labour (189) (199) (180) (5.0) 10.6

Intercarrier costs (650) (710) (711) (8.5) (0.1)

Other operating expenses (180) (194) (172) (7.2) 12.8

Internal operating expenses (70) (67) (72) 4.5 (6.9)

Total operating expenses (1,089) (1,170) (1,135) (6.9) 3.1

Segment result 88 87 19 1.1 NM1

1 Not meaningful

Reported NZ$ results from Telecom’s Australian operations are impacted by movements in exchange rates. The average NZ$:A$ exchange rates for 2009, 2008 and 2007 are shown in the table below.

YEAR ENDED 30 JUNE 2009 2008 2007 2009/2008 2008/2007

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Average NZ$/A$ exchange rate 0.8136 0.8577 0.8717 (5.1) (1.6)

The average NZ$:A$ exchange rate was lower than the preceding year across the three-year period, resulting in an equivalent increase in reported NZ$ revenues, expenses and EBITDA for AAPT. The following analysis is based on the underlying Australian dollar results in order to remove the impact of exchange rates.

Telecom purchased PowerTel in May 2007 and integrated PowerTel’s business into AAPT, hence Telecom’s segmental results for AAPT for 2009 and 2008 are not comparable with 2007.

Operating revenues and other gains

Operating revenue and other gains decreased by A$130 million in 2009 to A$955 million. The major driver of this decline was a 24% drop in Consumer services when compared to 2008, partially offset by Consumer price realignments. Operating revenue and other gains increased by A$84 million in 2008 to A$1,085 million. The overall increase is driven by the inclusion of PowerTel revenues, offset by a fall in Consumer revenue.

Calling revenue decreased by A$62 million to A$282 million in 2009 due to the impact of lower Consumer services. Calling revenue increased by A$33 million in 2008 due to the inclusion of PowerTel revenues offset by a decline in Consumer services. Mobile revenue decreased by by A$6 million in 2009 and A$24 million in 2008 when compared to 2007 due to the sale of a standalone customer base at the start of 2008 and the impact of capped calling plans.

54 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Data revenue has increased by A$59 million in 2008 primarily a result of the inclusion of PowerTel from May 2007, and remained stable in 2009.

Broadband and internet revenue declined in 2009 due to the decline in Consumer services. Broadband and internet revenue increased by A$34 million in 2008 as a result of higher average Consumer services in 2008 compared to 2007 along with the full year effect of PowerTel.

Lower Consumer services also impacted resale revenue, which declined by A$50 million in 2009 and by A$26 million in 2008, partially offset by growth in wholesale resale revenue.

Other gains of A$7 million in 2008 related to a gain on sale of a mobile customer base.

Operating expenses

Labour costs of A$151 million decreased in 2009 by A$16 million due to 10% lower headcount. Partially offsetting this has been the move to bring network maintenance in-house which has favourably impacted other operating expenses. Labour expense increased by A$12 million in 2008 due to the inclusion of a full year of PowerTel costs partially offset by the outsourcing of call centres and synergies realised as a result of the AAPT/ PowerTel merger.

Intercarrier costs of A$527 million in 2009 reduced by A$87 million due to the reduction in Consumer services and cost savings from moving customers on-net. Intercarrier costs of A$614 million in 2008 reduced by A$3 million due to the reduction in Consumer services partially offset by the inclusion of a full year of PowerTel costs.

Other operating expenses of A$146 million in 2009 reduced by A$26 million or 15% driven by savings in outsourcing through the transition to an offshore call centre in Manila and no longer incurring Hyperbaric launch related costs. Further cost reductions were also achieved due to reduced restructuring costs, significant data storage cost reductions, IT support contract renegotiation and bringing network maintenance in-house. Increased marketing in the consumer and business segments has partially offset these reductions. Other operating expenses increased by A$24 million in 2008 due to the inclusion of PowerTel for the full year, outsourcing of call centres, where costs were previously included in labour, and restructuring costs incurred as a result of the AAPT/PowerTel merger. Partially offsetting these increases were a reduced use of high-churn high-cost dealer acquisition channels and lower advertising costs primarily related to consumer advertising expenditure.

Technology & Shared Services

YEAR ENDED 30 JUNE 2009 2008 2007 2009/2008 2008/2007

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Operating revenues

Other operating revenues 26 27 42 (3.7) (35.7)

Internal revenue 22 14 15 57.1 (6.7)

Total operating revenues 48 41 57 17.1 (28.1)

Operating expenses

Labour (99) (97) (98) 2.1 (1.0)

Other operating expenses (292) (298) (296) (2.0) 0.7

Internal operating expenses (144) (137) (133) 5.1 3.0

Total operating expenses (535) (532) (527) 0.6 0.9

Segment result (487) (491) (470) (0.8) 4.5

T&SS manage the costs of the maintenance of the New Zealand networks and the provision of shared financial services for Telecom. These costs are not currently recharged to other business units, therefore T&SS is a loss-making segment and would not normally generate a profit from its ordinary operations.

Operating revenues

T&SS’ other operating revenues are primarily related to TSO. The variances between periods reflect the final determinations issued by the Commerce Commission during that year, for which estimates had previously been made.

Internal revenue was NZ$8 million higher in 2009 due to charges for wholesale equipment in T&SS’ exchanges, which were not charged in 2008 and 2007.

Operating expenses

Labour costs remained broadly stable across the three-year period due to a decreasing headcount offset by salary inflation.

Other operating expenses have declined since 2007, reflecting a focus on cost efficiency and control. Operating expenses include shared IT outsourcing, contractors and computer costs incurred on behalf of other New Zealand business units. Internal expenses increased by NZ$7 million during 2009 from additional co-location charges due to an increase in T&SS equipment in Chorus’ exchanges.

annualreport.telecom.co.nz/2009 55

Critical accounting policies and recently issued accounting standards

See note 1 to the financial statements for Telecom’s critical accounting policies.

Sharemarket review

Telecom’s share price opened the year at NZ$3.45 on 1 July 2008 and closed at NZ$2.73 on 30 June 2009, a decrease of 20.9% for the financial year. 2009 was noteworthy for the high levels of volatility which saw the share price trade as high as NZ$3.81 in July 2008 and as low as NZ$2.20 in November 2008. Telecom believes that the decline in the share price reflected the global credit crisis, market reaction to changes in earnings guidance and the uncertainty caused by the Government’s fibre proposals. While management believe that Telecom remains resilient to the economic slowdown, most New Zealand shares, including Telecom, are trading at a discount to analysts’ valuations.

Global financial markets

The global credit crisis has resulted in significant declines in the majority of the global equity indices during 2009 (see Figure 2.) The global credit crisis first became apparent in 2007 when a collapse in the US housing market led to a high foreclosure rate on sub-prime mortgages. In 2008 several large financial institutions with significant exposure to sub prime mortgages went into liquidation, and many economies went into recession. Despite recent efforts from governments and central banks to create stimulus packages, many economies, including New Zealand, remain in recession and equity markets remain suppressed.

See note 34 to the financial statements for the potential impact of recently issued accounting standards.

NZ equity market

The New Zealand market followed global trends, with the NZX50 down 11.9% in the year ended 30 June 2009.

Figure 1:

Telecom’s share price on the NZX for the year ended 30 June 2009

NZ$

4.00

3.50

3.00

2.50

2.00

1.50

JUL08

AUG08

SEP08

OCT08

NOV08

DEC08

JAN09

FEB09

MAR09

APR09

MAY09

JUN09

Figure 2:

Global equity indices performance for the year ended 30 June 2009

NZ$

0%

-5%

-10%

-15%

-20%

-25%

-30%

-11.9%

-25.0%

-25.8%

-22.5%

-16.8%

-26.0%

-20.4%

NZX50

ASX

Dow

FTSE

Hong Kong

Nikkei

Nasdaq

Dividend policy and long-term capital management

Liquidity and capital resources

Telecom’s principal sources of liquidity are operating cash flows and external borrowing from established debt programmes and bank facilities. In addition to these principal sources of liquidity Telecom received NZ$2,161 million for the sale of its Yellow Pages Group in 2007. NZ$1,113 million of the NZ$2,161 million that Telecom received from the sale was returned to shareholders in October 2007 as part of a capital return by way of a court-sanctioned pro-rata share cancellation, which involved the cancellation of one in nine ordinary shares on a pro-rata basis in exchange for NZ$4.88 for each cancelled share. With regards to American Depositary Receipts (‘ADR’) holders, following the capital return the ratio of ADR to ordinary shares was changed from 1 ADR to 8 ordinary shares to 1 ADR to 5 ordinary shares. From an ADR holder’s perspective the combination of the capital return and ratio change resulted in the receipt of approximately US$3.27 for every existing ADR held and the issue of 42.2% more ADRs.

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

56

Telecom Annual Report 2009

INTRODUCTION

OUR COMPANY

PERFORMANCE

GOVERNANCE

DISCLOSURES

Cash flows

The following table sets out information regarding Telecom’s cash flows during the three-year period:

YEAR ENDED 30 JUNE

2009

2008

2007

2009/2008

2008/2007

NZ$M

NZ$M

NZ$M

% CHANGE

% CHANGE

Net cash flow from

Operating activities1

1,551

1,685

1,651

(8.0)

2.1

Investing activities1

(1,282)

(890)

1,028

44.0

NM2

Financing activities1

(880)

(2,036)

(852)

(56.8)

NM2

Foreign exchange movement

93

(13)

82.4

NM2

Net (decrease)/increase in cash

(518)

(1,190)

1,814

(56.5)

NM2

1 See cash flow statement in financial statements for breakdown

2 Not meaningful

Net cash from operating activities

Net cash from operating activities decreased by NZ$134 million in 2009. This was due to an increase in payments to suppliers and employees of NZ$227 million due to timing differences of payments when compared to 2008 and a decrease in interest received. As noted above, interest income was lower in 2009 than 2008 due to the return of cash to shareholders in 2008. Offsetting those increases were a reduction in tax paid of NZ$71 million resulting from a tax refund received in 2009 but relating to the 2008 income tax year and a reduction in interest paid due to lower average levels of debt.

Net cash from operating activities increased by NZ$34 million in 2008. Cash payments to suppliers and employees increased by NZ$33 million due to timing differences, and there was a decrease in cash received from customers of NZ$143 million due to declining revenues. Cash received from interest income increased by NZ$74 million as a result of the investment of the proceeds from the sale of Yellow Pages Group. Dividends of NZ$89 million were received from Southern Cross.

Net cash from investing activities

Net cash from investing activities decreased by NZ$392 million in 2009. Investing activities include the expenditure on the purchase of property, plant and equipment, and intangible assets (capital expenditure) that is presented in the table below. The decrease related to an increase in capital expenditure, detailed below, and a decrease in cash converted from short-term investments.

Net cash from investing activities decreased by NZ$1,918 million in 2008. The decrease was principally a result of 2007 including the cash inflow from the sale of Yellow Pages Group and the repayment of the advance to Southern Cross, adjusted for the acquisition of PowerTel.

Investing activities includes purchases of intangible assets, property, plant and equipment. Telecom analyses these purchases on an accruals basis, after capitalised interest, rather than on the cash basis reported in the cash flow statement. Non-cash additions to property, plant and equipment are also excluded (eg. decommissioning provisions). These measures are reconciled in the table below.

YEAR ENDED 30 JUNE

2009

2008

2007

2009/2008

2008/2007

NZ$M

NZ$M

NZ$M

% CHANGE

% CHANGE

Purchase of property, plant and equipment and intangible assets

1,277

945

861

35.1

9.8

Capitalised interest

18

12

11

50.0

9.1

Movement in creditors

18

72

(31)

NM2

NM2

Non-cash additions to property, plant and equipment

-(42)

(9)

(100.0)

NM2

Total capital expenditure1

1,313

987

832

33.0

18.6

1 Capital expenditure is measured on an accruals rather a cash basis.

2 Not meaningful

Total capital expenditure of NZ$1,313 million for 2009 increased by NZ$326 million from 2008 with the increases primarily driven by transformation and regulation programmes.

During 2009 the largest capital project was the launch of the XT Mobile Network. The capital spend of NZ$315 million focused on the physical network implementation while expenditure in 2008 focused on site acquisition.

FTTN investment in 2009 of NZ$126 million was part of the NZ$500 million programme that began in New Zealand in February 2008 with the installation of the first of a nationwide network of roadside cabinets. This investment will deliver on Telecom’s regulatory commitments and enable broadband connections at speeds of at least 10Mbps to over 80% of New Zealander lines by the end of December 2011.

Fixed network transformation will deliver Telecom’s core VoIP platform for voice and broadband products, forming the cornerstone of the next generation network investment. This programme has significantly accelerated its activity in preparation for launch of a retail primary line voice service by December 2009. Expenditure during the year was NZ$150 million.

annualreport.telecom.co.nz/2009

Separation driven investment has intensified since the signing of the Undertakings on 31 March 2008 and NZ$123 million was incurred during 2009, compared to NZ$46 million in 2008. Telecom launched its Basic and Enhanced UBA products at the start of 2009, and has continued the development of other regulated products to be launched predominately in December 2009. Implementing the systems changes required to meet the immediate separation commitments has been a focus for 2009.

Telecom’s investment focus has been predominantly transformation and regulation programmes in 2009, however investment has continued on business sustaining activities. Some of Telecom’s fixed network growth requirements have been met through the FTTN programme, and Telecom is actively directing investment from legacy systems towards future mode applications being delivered under the transformation and regulation programmes. Expenditure on network maintenance and growth, excluding FTTN, was NZ$201 million for 2009, a decline from NZ$277 million in 2008. Expenditure on IT systems declined from NZ$116 million in 2008 to NZ$66 million in 2009.

For 2010 Telecom currently expects capital expenditure of between NZ$1,100 million and NZ$1,200 million to deliver on FTTN, fixed network transformation, XT Mobile Network enhancement, regulatory undertakings and business sustaining programmes. It is expected that this expenditure will be financed from operating cash flows and existing cash reserves.

Management believes Telecom’s net cash flows generated from operations and its existing available cash and borrowings will be sufficient to fund Telecom’s expected capital expenditure, working capital and investment requirements for 2010. As detailed in note 24 to the financial statements, Telecom evaluates its liquidity requirements on an ongoing basis and raised NZ$400 million in long-term debt in 2009. In general, Telecom generates sufficient cash flows from its operating activities to meet its financial liabilities. In the event of any shortfalls, Telecom has three short-term financing programmes in place; a US$1 billion European Commercial Paper programme, a NZ$500 million note facility, and an A$1.5 billion short-term note and medium term note programme.

In addition to the short-term financing programmes at 30 June 2009, Telecom had committed stand-by facilities of NZ$800 million with a number of credit worthy banks. As at 30 June 2009 Telecom also had committed overdraft facilities of NZ$20 million with New Zealand banks and A$20 million with Australian banks. There are no compensating balance requirements associated with these facilities.

Telecom’s liquidity policy is to maintain unutilised committed facilities or liquid resources (comprising cash and short-term investments) of 100% of the next twelve months’ funding requirements. The policy also requires that long-term debt maturities are distributed over a 10-year period, with no more than NZ$800 million maturing in any one year. Net debt must have a weighted average life of between 3.75 and 5.25 years.

Telecom’s future borrowing requirements are dependent on revenue receipts, capital expenditure requirements, distributions to shareholders, taxation payments, servicing and repayment of existing debt and other business requirements as determined from time to time. There is no particular seasonality to borrowing requirements.

See note 24 for further details of Telecom’s financial instruments and risk management.

Net cash from financing activities

Cash flows for financing activities largely reflect borrowing activities and dividend payments to shareholders.

In 2009 net cash outflow from financing activities decreased NZ$1,156 million in 2009 as Telecom returned NZ$1,113 million in 2008 without a similar return in 2009. Telecom issued NZ$400 million and repaid NZ$744 million of long-term debt and dividends of NZ$420 million were paid to shareholders. Removing the impact of the capital return from 2008, net cash outflow from financing activities was NZ$923 million, an increase of NZ$71 million compared to 2007, principally due to an increase in dividends paid of NZ$68 million.

Working capital and net tangible assets per share

Telecom defines its working capital as the difference between current assets and current liabilities. Telecom’s working capital position is shown in the table below:

2009 2008 2007 2009/2008 2008/2007

YEAR ENDED 30 JUNE NZ$M NZ$M NZ$M % CHANGE % CHANGE

Current assets 1,188 1,856 3,079 (36.0) (39.7)

Current liabilities (1,483) (2,280) (1,590) (35.0) 43.4

Working capital (295) (424) 1,489 (30.4) NM1

1 Not meaningful

As at 30 June 2009 and 30 June 2008, Telecom’s current liabilities exceeded current assets. Telecom has positive operating cash flows that enable working capital to be managed to meet short-term liabilities as they fall due.

As detailed in note 24 to the financial statements, Telecom raised NZ$142 million of Telebonds and NZ$258 million of Euro Medium Term Notes in 2009, and as noted above, in addition to the short-term financing programmes Telecom has committed stand-by facilities of NZ$800 million with a number of credit worthy banks.

As at 30 June 2009 the consolidated net tangible assets per share was NZ$0.95. Net tangible assets per share is a non-GAAP financial measure and is not prepared in accordance with NZ IFRS. It is required to be disclosed by New Zealand stock exchange listing requirements. The calculation of Telecom’s consolidated net tangible assets and its reconciliation to the consolidated balance sheet is presented below:

58 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

AS AT 30 JUNE 2009 2008 2007

Total assets (NZ$m) 7,036 7,405 8,276

Less intangible assets (NZ$m) (953) (990) (927)

Less total liabilities (NZ$m) (4,320) (4,669) (4,672)

Net tangible assets (NZ$m) 1,763 1,746 2,677

Number of shares outstanding (m) 1,862 1,826 2,020

Net tangible assets per share (NZ$) 0.95 0.96 1.33

Credit ratings

At 30 June 2009 Telecom’s long-term credit ratings were a Standard & Poor’s rating of A (outlook stable) and a Moody’s Investors Service’s rating of A3 (outlook stable). Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.

In February 2009 Moody’s Investors Service downgraded Telecom’s credit rating for long-term and short-term debt from A2 to A3 and P-1 to P-2 respectively, due to the level of risk associated with the transformation plan and the key challenges that Telecom faces as it seeks to move to a next generation model. A US$250 million issue maturing December 2011 has pricing triggers in the event of a rating downgrade. These triggers would require Telecom’s long-term ratings from Standard & Poor’s or Moody’s Investors Service to fall below A- or A3 respectively before increased interest rates would apply. See notes 20 and 24 to the financial statements for more details.

Contractual obligations and commitments

Telecom’s contractual obligations and other commercial commitments as at 30 June 2009 are set out in the table below.

PAYMENTS DUE BY PERIOD

TOTAL LESS THAN 1 YEAR 1-3 YEARS 3-5 YEARS AFTER 5 YEARS

CONTRACTUAL OBLIGATIONS NZ$M NZ$M NZ$M NZ$M NZ$M

Short-term debt 372 372 - - -

Long-term debt 2,275 14 352 968 941

Derivative liabilities 669 111 332 76 150

Operating leases 669 79 151 107 332

Capital expenditure 128 123 5 - -

Interest payments on term debt 1 815 135 265 178 237

Operating expenditure commitments 83 76 7 - -

Total contractual cash obligations 5,011 910 1,112 1,329 1,660

AMOUNT OF COMMITMENT EXPIRATION BY PERIOD

TOTAL COMMITTED LESS THAN 1 YEAR 1-3 YEARS 3-5 YEARS AFTER 5 YEARS

OTHER COMMERCIAL COMMITMENTS NZ$M NZ$M NZ$M NZ$M NZ$M

Guarantees 2 18 - - - 18

1 Future interest payments on the portion of term debt subject to floating interest rates are calculated based on current interest rates.

2 Guarantees principally consist of cross border lease guarantees in respect of certain telecommunications asset sale and leaseback transactions. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transactions. Telecom terminated the majority of the cross border leases during 2009.

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

Telecom generally funds all or a portion of its significant offshore investments in the currency of the investment. AAPT is funded in Australian dollars. Other than these borrowings that remain in foreign currencies and are matched against foreign denominated assets, foreign currency borrowings are hedged at inception into NZ dollars using cross currency interest rate swaps. Telecom also hedges a portion of its foreign currency purchases forecast for the next 12 months and hedges the net balance sheet position of its international operations.

The objectives of interest rate risk management are to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom’s interest expense and net earnings within policies approved by the Telecom board.

For further details of Telecom’s exposure to interest rate risk, foreign currency risk and its related use of derivatives see note 24 of the financial statements.

Below is certain information concerning exchange rates between NZ dollars and US dollars (expressed in US dollars per NZ$1.00) based on the noon buying rate in New York City for

annualreport.telecom.co.nz/2009 59

cable transfers in NZ dollars as reported by the Federal Reserve Bank of New York (Exchange Rate).

On 10 August 2009 the Exchange Rate was 0.6717.

The high and low Exchange Rates for each month during the previous six months were as follows:

MONTH HIGH LOW

February 2009 0.5385 0.5008

March 2009 0.5755 0.4927

April 2009 0.5925 0.5525

May 2009 0.6405 0.5698

June 2009 0.6565 0.6205

July 2009 0.6618 0.6260

The average Exchange Rates, determined by averaging the Exchange Rates on the last day of each month during the year for the financial periods specified below were as follows:

YEAR ENDED 30 JUNE AVERAGE

2005 0.6980

2006 0.6673

2007 0.6921

2008 0.7705

2009 0.6041

Controls and procedures

Telecom’s management, with the participation of Telecom’s Chief Executive Officer and Telecom’s Chief Financial Officer, evaluated the effectiveness of Telecom’s disclosure controls and procedures as of 30 June 2009. In designing and evaluating the disclosure controls and procedures, management recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation and taking into account the foregoing, Telecom’s Chief Executive Officer and Telecom’s Chief Financial Officer concluded that, as of 30 June 2009, Telecom’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by Telecom in the reports that it files or submits under the United States Securities Exchange Act is recorded, processed, summarised and reported on a timely basis, and are effective in ensuring that information required to be disclosed by Telecom in the reports it files or submits under the United States Securities Exchange Act is accumulated and communicated to Telecom’s management, including its principal financial and executive officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Dividend policy

Subject to there being no material adverse changes in circumstances or operating outlook, Telecom intends paying quarterly dividends of 6 cents per share for 2010.

Telecom currently anticipates nil imputation of dividends for 2010 and partial imputation for 2011. However these predictions are highly sensitive to a number of factors, including the mix of earnings between New Zealand and overseas, forecast tax depreciation, foreign exchange movements and the dividend payout ratio. Telecom will provide an updated view of imputation expectations in 2010 with its update on dividend policy for 2011 in the first half of calendar 2010.

Supplementary dividends are only declared to the extent dividends are imputed.

The dividend reinvestment plan has been retained. Shares issued under the plan are priced at the prevailing market price, less a discount of 3%. These mechanisms are reviewed at each dividend date.

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

Under the supervision and with the participation of Telecom’s Chief Executive Officer and Telecom’s Chief Financial Officer, Telecom’s management evaluated the effectiveness of Telecom’s internal control over financial reporting as of 30 June 2009 based upon the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based upon that evaluation, Telecom’s management has concluded that, as of 30 June 2009, Telecom’s internal control over financial reporting is effective.

KPMG, Telecom’s independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report and, as a part of the audit, has reported on the effectiveness of Telecom’s internal control over financial reporting.

Changes in internal control over financial reporting

There have been no changes in Telecom’s internal control over financial reporting during the year ended 30 June 2009 that have materially affected, or are reasonably likely to materially affect, Telecom’s internal control over financial reporting.

60 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Group risk factors

Telecom may be unable to control operating costs

To improve its financial results and offset the impact of margin declines in its traditional communications business, Telecom is implementing a transformation strategy that requires substantial investment in large scale replacement of its network, IT and other technical infrastructure to move to an IP model.

Telecom’s ability to control costs in order to maintain or improve profitability may be impaired by a combination of factors, such as: an inability to successfully execute or realise the cost out programme benefits from its key business transformation programmes; increased operating costs arising from operational separation; increased direct costs while growing mobile market share on its XT Mobile Network; and unforeseen customer migration costs of new service platforms or unforeseen costs arising from duplication of network and information systems during the transition phase.

Collectively, these factors may prevent Telecom from achieving its planned levels of operating cost containment, placing pressure on its ongoing levels of profitability and cash flows.

Telecom may be unable to achieve its planned revenues.

The environment Telecom operates in increasingly challenges its ability to achieve its planned revenues. The most significant factors that may prevent or impair Telecom from delivering its planned revenues are:

Loss of high margin retail calling and access revenue through customer churn, (exacerbated by UCLL take-up by Chorus customers and other regulatory determinations)

If the economic downturn in New Zealand and Australia worsens or continues, this could lead to a continuation of the reductions in consumer spending that Telecom experienced in 2009, most notably in calling, broadband, mobile and reduced demand for provision of connectivity in new subdivisions. Corporate market revenue may also decline as these customers scale back or defer their ICT spend

Limited ability on older legacy information systems to create market competitive product and service bundles

Difficulty attracting high value mobile customers from competitors’ networks

The emergence of additional mobile competition from new market entrants

Emerging competition from over the top players such as Skype and Twitter

Intensifying competition in the corporate and wholesale markets.

Should Telecom be unable to successfully mitigate these factors, its actual revenue performance could fall short of its planned revenues having an adverse affect on Telecom’s profitability.

Future changes to, or non-compliance with, the New Zealand regulatory environment could adversely affect Telecom’s business

Despite the 2006 regulatory reforms and the Undertakings, potential exists for further regulation that may have an adverse effect on Telecom’s New Zealand operations and ongoing profitability.

Areas that may be subject to further regulation that could adversely affect Telecom’s business include:

The Government’s proposed NBN initiative creates uncertainty for Telecom as a nationwide (or regional) fibre deployment could overbuild Chorus network assets, diluting existing markets and associated revenue pools or leave some of Telecom’s assets stranded

Pricing for VDSL (the next generation of broadband) may be subject to future regulatory determination reducing or removing its service differentiation and associated price premium lowering revenues and the return for Telecom from its VDSL investment

Price and/or non-price terms and conditions for Telecom’s next generation network may be subject to regulation in the future, undermining business cases for network investment and accelerating the decline in legacy revenue pools.

In the event further industry-related regulation occurs, there is potential for these changes to be less advantageous than those under which Telecom currently operates. This could increase the costs of Telecom’s operations, or reduce its ability to generate future revenues.

The regulatory obligations on Telecom are highly prescriptive. Telecom’s interprets and seeks to comply with those obligations. However, in the absence of up-front guidance, or precedent, there is an ongoing risk that the IOG, Commission, Government or a court may subsequently take a different interpretation which could result in enforcement action, fines or brand damage

Telecom may be unable to manage transformation and regulatory changes at the same time

In the short term Telecom faces a high volume of change or additions to its key network and supporting information systems, created largely through regulatory and transformation programmes. These changes may create integration and resource ‘bottleneck effects’ for its key business infrastructure.

If Telecom is unable to mitigate these bottlenecks with relevant business and commercial processes, it risks:

Missing undertakings milestones

Missing timely achievement of key business outcomes

Service outages

Cost escalation from re-work, cost overruns, fines or other punitive measures, and customer claims (under its customer contracts)

Reputation damage

Customer dissatisfaction resulting in customer churn.

Collectively, these factors may prevent Telecom from achieving its planned levels of operating performance, placing pressure on its ongoing levels of profitability.

annualreport.telecom.co.nz/2009 61

Telecom may be unable to contain its capital spend or may experience an opportunity cost associated with capital control

Telecom’s business is capital intensive and significant investment in technology and other assets is required before new services can be released to the market. In 2009 and 2008 Telecom invested NZ$1,313 million and NZ$987 million, respectively, in capital expenditure principally on telecommunications and network equipment.

In order to implement its strategy, Telecom has forecasted capital expenditure of NZ$1,100 million to NZ$1,200 million in 2010 to:

Continue implementation of a next generation network to replace legacy PSTN service platforms

Develop operational support systems to complement new business models

Continue to grow broadband and mobile market share

Sustain its current network and information systems operations

Respond to regulatory and separation requirements.

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

Network and system failures could damage Telecom’s reputation and earnings.

Telecom’s network infrastructure (including exchanges), particularly in New Zealand, is geographically widespread and is vulnerable to natural disasters.

Increased failure rates and increasing difficulty supporting ageing legacy technologies, in combination with potentially reduced reliability of new IP-based technologies, may prevent Telecom servicing customers and/or cause increased loss from service events, resulting in customer churn.

Many internal and network systems are crucial to supporting Telecom’s ability to provide reliable, uninterrupted customer service. Some of these systems are approaching the end of their useful lives and may not be replaced, upgraded or phased out before problems of capacity, spares, supplier support and increased fault levels occur.

A serious service failure could adversely impact Telecom’s financial performance, and company reputation and may attract additional industry regulation.

AAPT may be unable to improve its financial performance

Achieving profitable operations in AAPT is dependent on a combination of factors such as successfully executing business transformation initiatives, delivering a compelling, high quality customer service experience and building scale through the acquisition and retention of high value customers.

In the event that AAPT is unable to successfully execute these strategies, a return to profitable operations may be prevented, impairing the returns available from Telecom’s investment in AAPT resulting in a further potential write down of carrying values.

Operational separation could have a greater adverse effect on Telecom’s businesses, results of operations, financial condition and prospects than currently being experienced

Compliance with the Undertakings has led to the restructure of Telecom’s business units, including the launch of Chorus, Telecom’s separate access network business unit. To date, operational separation has involved significant establishment costs, and Telecom expects that it will necessitate increased ongoing costs. In 2010, Telecom plans to invest NZ$153 million in separation initiatives.

In the event that Telecom fails to deliver the required separation milestones, or breaches the required behavioural conduct, it may expose itself to significant fines, reputational damage and additional industry regulation.

A change in the assumptions that support the carrying value of Telecom’s goodwill and investments may lead to future impairment

As at 30 June 2009, Telecom had NZ$644 million of goodwill and long-term investments, substantially related to Telecom’s investment in Hutchison Telecommunications Australia Limited. Telecom assesses the carrying value of its goodwill and investments on a regular basis. As detailed in critical accounting policies in note 1 to the financial statements, this assessment is based on a number of assumptions, including expected rate of growth of revenues, margins expected to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows.

Any future adverse impacts arising in assessing the carrying value of Telecom’s goodwill and investments could lead to future impairment that would affect future earnings.

62 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

KPMG

Auditors’ Reports based on New Zealand Auditing Standards

To the shareholders of Telecom Corporation of New Zealand Limited

We have audited the financial statements that consist of the income statement, the statement of changes in equity, the balance sheet, the cash flow statement and Notes 1 to 34. The financial statements provide information about the past financial performance and financial position of the company and group as at 30 June 2009. This information is stated in accordance with the accounting policies set out in Note 1 to the financial statements.

Directors’ responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the company and group as at 30 June 2009 and the results of their operations and cash flows for the year ended on that date.

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

give a true and fair view of the financial position of the company and group as at 30 June 2009 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 20 August 2009 and our unqualified opinion is expressed as at that date.

Auckland, New Zealand

20 August 2009

annualreport.telecom.co.nz/2009

KPMG

Auditors’ Report based on PCAOB Standards – Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Telecom Corporation of New Zealand Limited

We have audited the accompanying consolidated balance sheets of Telecom Corporation of New Zealand Limited (the Company) and subsidiaries as of 30 June 2009 and 2008, and the related consolidated income statements, statements of changes in equity, and cash flow statements for each of the years in the three-year period ended 30 June 2009. We also have audited the Company’s internal control over financial reporting as of 30 June 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telecom Corporation of New Zealand Limited and subsidiaries as of 30 June 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Telecom Corporation of New Zealand Limited maintained, in all material respects, effective internal control over financial reporting as of 30 June 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Auckland, New Zealand

20 August 2009

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

PERFORMANCE

Financial statements

Income statements

For the years ended 30 June 2009, 2008 and 2007

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) NOTES 2009 NZ$M GROUP 2008 NZ$M 2007 NZ$M PARENT 2009 NZ$M 2008 NZ$M

Operating revenues and other gains 3

Local service 1,049 1,061 1,084 - -

Calling 4 1,239 1,291 1,336 - -

Interconnection 177 178 187- -

Mobile 783 833 895 - -

Data 652 638 561- -

Broadband and internet 582 547 485 - -

IT services 486 439 380 - -

Resale 333 370 399 -

Other operating revenues 4 286 309 235 359 544

Other gains 6 12 7 20 - -

5,599 5,673 5,582 359 544

Operating expenses 5

Labour (909) (886) (773) - -

Intercarrier costs (1,239) (1,243) (1,220) - -

Other operating expenses 5 (1,671) (1,653) (1,603) (13) -

Asset impairments 6 (101) - - (107) (19)

Other expenses 6 - - (52) (66) (404)

Depreciation (683) (574) (500) - -

Amortisation (234) (187) (152) - -

(4,837) (4,543) (4,300) (186) (423)

Finance income 7 41 119 59 297 311

Finance expense 7 (242) (271) (289) (467) (432)

Share of associates’ net losses (1) (3) (3) - -

(202) (155) (233) (170) (121)

Net earnings before income tax 560 975 1,049 3 -

Income tax (expense)/credit 8 (160) (262) (205) 55 40

Net earnings from continuing operations 400 713 844 58 40

Net earnings from discontinued operation (net of tax) 33 - - 2,183 - -

Net earnings for the year 400 713 3,027 58 40

Net earnings for the year is attributable to:

Equity holders of the company 398 710 3,024 58 40

Minority interests 2 3 3 - -

Earnings per shares (in New Zealand dollars) 9

Basic net earnings per share 0.22 0.38 1.52

Diluted net earnings per share 0.22 0.38 1.50

Basic earnings per share from continuing operations 0.22 0.38 0.42

Diluted earnings per share from continuing operations 0.22 0.38 0.42

Basic earnings per share from discontinued operations - - 1.10

Diluted earnings per share from discontinued operations - - 1.08

Weighted average number of ordinary shares 1,837 1,871 1,990 outstanding (in millions)

See accompanying notes to the financial statements.

annualreport.telecom.co.nz/2009 65

Statement of changes in equity

For the years ended 30 June 2009, 2008 and 2007

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS) NOTE 2009 NZ$M GROUP 2008 NZ$M 2007 NZ$M PARENT 2009 NZ$M 2008 NZ$M

Balance at beginning of year 2,736 3,604 1,062 1,321 2,933

Translation of foreign operations 76 103(120) - -

Hedge of net investment (69) (70) 38 - -

Reclassified to income statement on disposal of foreign 2 - - - -

operation

Revaluation of listed investments 12(11) 11- -

Cash flow hedges (48) 51(8) - -

Total income/(loss) recognised directly in equity (27) 73(79) - -

Net earnings for the year 400 713 3,027 58 40

Total recognised income and expenses 373 786 2,948 58 40

Dividends (499) (762) (739) (495) (760)

Tax credit on supplementary dividends 19 85 83 19 85

Dividend reinvestment plan 79 195 249 79 195

Exercise of share options - - 1 - -

Issuance of shares under employee share schemes 8 6 - 8 6

Capital reduction - (1,113) - - (1,113)

Repurchase of shares - (65) - - (65)

Balance at end of year 21 2,716 2,736 3,604 990 1,321

Total recognised income and expenses for the year is

attributable to:

Equity holders of the Company 371 783 2,945 58 40

Minority interests 21 2 3 3 - -

Total recognised income and expenses 373 786 2,948 58 40

See accompanying notes to the financial statements.

66 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Balance sheets

As at 30 June 2009 and 2008

AS AT 30 JUNE

DOLLARS IN MILLIONS NOTES GROUP 2009 NZ$M 2008 NZ$M PARENT 2009 NZ$M 2008 NZ$M

Current assets:

Cash 261 779 - -

Short-term derivative assets 10 2 15 - -

Receivables and prepayments 11 781 912 485 689

Taxation recoverable 47 93 - -

Inventories 12 97 57 - -

Total current assets 1,188 1,856 485 689

Non-current assets:

Long-term investments 13 538 527 9,287 9,262

Deferred tax assets 19 - - 4 -

Long-term derivative assets 10 69 48 - -

Intangible assets 14 953 990 - -

Property, plant and equipment 15 4,288 3,984 - -

Total non-current assets 5,848 5,549 9,291 9,262

Total assets 7,036 7,405 9,776 9,951

Current liabilities:

Accounts payable and accruals 16 1,021 1,086 30 20

Taxation payable - - - -

Short-term derivative liabilities 10 43 214 - -

Short-term provisions 17 34 22 - -

Debt due within one year 18 385 958 5,843 5,764

Total current liabilities 1,483 2,280 5,873 5,784

Non-current liabilities:

Deferred tax liabilities 19 186 170 - -

Long-term derivative liabilities 10 343 367 - -

Long-term provisions 17 27 22 - -

Long-term debt 20 2,281 1,830 2,913 2,846

Total non-current liabilities 2,837 2,389 2,913 2,846

Total liabilities 4,320 4,669 8,786 8,630

Equity:

Share capital 1,384 1,297 1,384 1,297

Reserves (42) (15) 11 11

Retained earnings 1,369 1,447 (405) 13

Total equity attributable to equity holders of the Company 2,711 2,729 990 1,321

Minority interests 5 7 - -

Total equity 21 2,716 2,736 990 1,321

Total liabilities and equity 7,036 7,405 9,776 9,951

On behalf of the board

WAYNE BOYD, Chairman

Authorised for issue on 20 August 2009

PAUL REYNOLDS, Chief Executive Officer

See accompanying notes to the financial statements.

annualreport.telecom.co.nz/2009 67

Cash flow statements

For the years ended 30 June 2009, 2008 and 2007

YEAR ENDED 30 JUNE DOLLARS IN MILLIONS NOTES 2009 NZ$M GROUP 2008 NZ$M 2007 NZ$M PARENT 2009 NZ$M 2008 NZ$M

Cash flows from operating activities

Cash was provided from/(applied to):

Cash received from customers 5,652 5,583 5,726 - -

Interest income 36 112 38 - -

Dividend income 82 89 19 - -

Dividends received from subsidiary companies - - - 359 544

Payments to suppliers and employees (3,966) (3,739) (3,706) - -

Income tax paid (40) (111) (147) - -

Interest paid on debt (213) (249) (279) - -

Net cash flows from operating activities 29 1,551 1,685 1,651 359 544

Cash flows from investing activities

Cash was provided from/(applied to):

Sale of property, plant and equipment 17 3 10 - -

Sale/(purchase) of short-term investments, net - 70 (7) - -

Sale of customer base -7 - - -

Sale of subsidiary companies, net of cash sold - - 2,163 - -

Purchase of subsidiary companies or

businesses, net of cash acquired (6) (4) (347) - -

Purchase of long-term investments - (9) (4) - (764)

Sale of long-term investments 2 - - - 1,074

Repayment of advance to associate - - 85 - -

Purchase of property, plant and equipment (1,277) (945) (861) - -

and intangibles

Capitalised interest paid (18) (12) (11) - -

Net cash flows from investing activities (1,282) (890) 1,028 - 310

Cash flows from financing activities

Cash was provided from/(applied to):

Proceeds from long-term debt 400 - 376 - -

Settlement of net investment derivatives (77) (53) 62 - -

Repayment of long-term debt (744) (297) (706) - -

Proceeds from/(repayment of) short-term (39) 57 (87) 61 886

debt, net

Capital repurchased 21 - (1,178) - - (1,178)

Dividends paid (420) (565) (497) (420) (562)

Net cash flows from financing activities (880) (2,036) (852) (359) (854)

Net cash flow (611) (1,241) 1,827 -

Opening cash position 779 1,969 155 - -

Foreign exchange movements 93 51(13) - -

Closing cash position 261 779 1,969 - -

See accompanying notes to the financial statements.

68 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Notes to the financial statements

Note 1 Statement of accounting policies

Reporting entity and statutory base

Telecom Corporation of New Zealand Limited is a profit-oriented company registered in New Zealand under the Companies Act 1993, and is an issuer for the purposes of the Financial Reporting Act 1993. The financial statements presented are those of Telecom Corporation of New Zealand Limited (the ‘Company’ or the ‘Parent Company’), its subsidiaries and interests in associates (the ‘Telecom group’ or ‘Telecom’). The Parent Company financial statements are presented in the consolidated financial statements in accordance with the requirement of the Financial Reporting Act 1993.

Nature of operations

Telecom is a major supplier of telecommunications and information technology services in New Zealand and Australia. Telecom provides a full range of telecommunications and information technology products and services including local, national, international and value-added telephone services, mobile services, data, broadband and internet services, IT consulting, implementation and procurement, equipment sales and installation services.

Basis of preparation

These financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. They have been prepared in accordance with the Financial Reporting Act 1993 which requires compliance with accounting practice generally accepted in New Zealand. They comply with New Zealand equivalents to International Financial Reporting Standards as appropriate for profit-oriented entities.

These financial statements are expressed in New Zealand dollars which is the Company’s functional currency. References in these financial statements to ‘$’ and ‘NZ$’ are to New Zealand dollars, references to ‘US$’ and ‘USD’ are to US dollars, references to ‘A$’ and ‘AUD’ are to Australian dollars, references to ‘JPY’ are to Japanese Yen, references to ‘EUR’ are to Euros, references to ‘CAD’ are to Canadian dollars, references to ‘DKK’ are to Danish Krone, references to ‘CHF’ are to Swiss Franc, and references to ‘GBP’ are to Pounds Sterling. All financial information has been rounded to the nearest million, unless otherwise stated.

Measurement basis

The measurement basis adopted in the preparation of these financial statements is historical cost, modified by the revaluation of certain investments and financial instruments as identified in specific accounting policies below and accompanying notes.

Specific accounting policies

As described below, these accounting policies have been applied consistently to all periods presented in these financial statements.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled, directly or indirectly, by the Telecom group. All significant intercompany accounts and transactions are eliminated on consolidation. Where an entity becomes or ceases to be a subsidiary during the year, the results of that entity are included in the net earnings of the Telecom group from the date that control or significant influence commenced or until the date that control or significant influence ceased.

Associates

Associates are entities in which the Telecom group has significant influence over, but not control over, the operating and financial policies. Associate companies are reflected in the consolidated financial statements using the equity method, whereby Telecom’s share of the post-acquisition net earnings of associates is included in consolidated earnings before income tax. Where the equity accounted carrying amount of an investment in an entity falls below zero, the equity method of accounting is suspended and the investment recorded at zero except where there is a legal or constructive obligation to fund those losses, in which case losses are recorded and a liability is recognised. If this occurs, the equity method of accounting is not resumed until such time as Telecom’s share of losses and reserves not recognised during the financial years in which the equity method was suspended are offset by the current share of earnings and reserves.

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

Exchange gains and losses and hedging costs arising on contracts entered into as hedges of firm commitments are deferred in equity as qualifying cash flow hedges until the date the underlying transactions will affect the income statement.

Where capital project commitments are hedged against foreign currency rate risk, the exchange difference on the hedging transaction up to the date of purchase and all other costs associated with the hedging transaction are deferred in equity and capitalised as part of the completed asset.

Other derivative transactions that provide effective economic hedges under the risk management policies of the group, but which do not qualify for hedge accounting, are recognised immediately in the income statement.

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

Revenue recognition

Telecom recognises revenues as it provides services or delivers products to customers. Billings for telecommunications services (including fixed line, mobile, broadband and internet access billings) are made on a monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue is deferred in respect of the portion of fixed monthly charges that have been billed in advance. Revenue from the sale of prepaid mobile minutes is initially deferred, with recognition occurring when the minutes are used by the customer. Revenue from installations and connections are recognised upon completion of the installation or connection. Revenue from equipment sales is recognised upon delivery of equipment to the customer.

annualreport.telecom.co.nz/2009 69

Revenue from long-term contractual arrangements, including contracts to design and build software solutions, is recognised by reference to the stage of completion as determined by measures such as services performed, costs incurred or contract milestone customer acceptance. Cost is expensed as incurred and no profit is recognised unless the financial outcome of a contract can be estimated with reasonable certainty. For long-term IT services contracts, revenue is recognised on a straight line basis over the term of the contract where there is a fixed service arrangement. Where the contract allows for billing as services are delivered then revenue is recognised as those services or materials are delivered. Where multiple products or services are sold together revenue is allocated to each element in proportion its fair value and recognised as appropriate for that element. Revenue is recognised to the extent that it is not contingent on the provision of a future service.

Compensated absences

The liability for employees compensation for future absences, calculated on an actuarial basis, is accrued in respect of employee services already rendered and where the obligation relates to rights that may eventually vest.

Share-based compensation

Telecom operates three share-based compensation plans (see note 22 for details). The fair value of the employee services received in exchange for the grant of equity instruments is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of equity instruments that are expected to become exercisable. At each balance sheet date, Telecom revises its estimates of the number of equity instruments that are expected to become exercisable. Telecom recognises the impact of the revision of original estimates, if any, in the income statement.

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

Taxation

The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences. Current tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date.

Deferred taxation is recognised using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Future tax benefits are recognised where realisation of the asset is probable. Deferred tax is determined based on tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly in equity, in which case the tax is also recognised in equity.

Earnings per share

The group presents basic and diluted earnings per share for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

Inventories

Inventories are stated at the lower of cost and net realisable value after consideration for excess and obsolete items. Cost is determined on a weighted average cost basis and amounts are removed from inventory on this basis. Cost of inventories includes the transfer from equity of any foreign exchange gains or losses on qualifying cash flow hedges related to inventories. Cash flows from the sale of inventories are included in amounts received from customers in the cash flow statement.

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

For each qualifying asset project, directly attributable interest costs incurred during the period required to complete and prepare the property, plant or equipment for its intended use are capitalised as part of the total cost Depreciation is charged on a straight-line basis to write down the cost of property, plant and equipment to its estimated residual value over its estimated useful lives, which are as follows:

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

Land and capital work in progress are not depreciated

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

70 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

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

Intangible assets

The cost of acquiring an intangible asset with a finite life is amortised from the date the underlying asset is held ready for use on a straight-line basis over their estimated useful life which is as follows:

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

Impairment of assets

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows where it is not possible to estimate the recoverable amount of an individual asset. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate.

Debt

Debt is recognised initially at fair value less attributable transactions costs. Subsequent to initial recognition, debt is stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings using the effective interest rate method.

Financial instruments

Telecom has derivative and non-derivative financial instruments. Telecom’s non-derivative financial instruments comprise investments in equity and debt securities, trade receivables, cash, loans and borrowings, trade payables.

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

Instruments at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Derivatives are also categorised as held for trading unless they are designated as hedges. Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, financial instruments at fair value through profit or loss are measured at fair value, with subsequent changes recognised in profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are carried at amortised cost using the effective interest method, less any impairment losses. Accounts receivable are recorded initially at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment loss due to bad and doubtful accounts. The provision for doubtful debts is based on management’s assessment of amounts considered uncollectible for specific customers or groups of customers based on age of debt, history of payments, account activity, economic factors and other relevant information. The amount of the provision is the difference between the assets unamortised cost and the present value of estimated future cash flows, discounted at an effective interest rate. The provision expense is recognised in the income statement.

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

annualreport.telecom.co.nz/2009 71

Where, in the opinion of the directors, there has been impairment in the value of investments this is recognised in the current period. In the case of equity securities classified as available-for-sale, losses arising from a significant or prolonged decline in the fair value are removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Investments in subsidiaries in the Parent Company’s separate accounts are held at cost, less any provision for impairment.

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

The effective portion of any gain or loss on hedges of net investments in foreign operations is recognised in equity and the gain or loss relating to any ineffective portion is recognised immediately in the income statement. Gains and losses included in equity are included in the income statement when the foreign operation is disposed or wound up. For an instrument to qualify as a hedge, at the inception of the derivative transaction the relationship between hedging instruments and hedged items is documented, as well as Telecom’s risk management objective and strategy for undertaking various hedge transactions. On an ongoing basis Telecom documents whether the hedges are highly effective in offsetting changes in fair values of cash flows or hedged items.

Derivative financial instruments that do not qualify or no longer qualify as hedges are stated at fair values and any resultant gain or loss is recognised in the income statement.

The foreign exchange gains and losses on the principal value of cross currency interest rate swaps are reflected in the income statement using the spot rate which offsets the foreign exchange gains and losses recorded on the underlying debt.

Cash flows from derivatives in cash flow and fair value hedge relationships, are recognised in the cash flow statement in the same category as that of the hedged item.

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

Segment reporting

The determination of Telecom’s operating segments and the information reported for the operating segments is based on the management approach as set out in IFRS 8, ‘Operating Segments’. Telecom’s Chief Executive Officer has been identified as Telecom’s chief operating decision maker for the purpose of applying IFRS 8.

Discontinued operations

Discontinued operations represent cash-generating units that have been disposed of, and represented a separate major line of business. The net earnings from discontinued operations represent the post-tax profit of the discontinued operations together with the post-tax gain recognised on the disposal.

Changes in Accounting Policies

Telecom has early adopted IFRS 8 and its amendments with effect from

1 July 2008. IFRS 8 introduces a management reporting approach to identifying and measuring the results of reportable operating segments. Telecom’s segments have changed since 30 June 2008 and comparative results have been restated in accordance with IFRS 8. Telecom’s segmental disclosures are presented in note 2.

Telecom has adopted IFRIC 13 ‘Customer Loyalty Programmes’ from

1 July 2008. IFRIC 13 addresses how companies that grant their customers loyalty award credits (sometimes referred to as ‘points’) when buying goods or services should account for their obligation to provide free or discounted goods or services if and when the customer redeems the points. No adjustment arose upon the initial adoption of IFRIC 13. The presentation of certain legacy PowerTel revenues has changed since 30 June 2008. Certain comparative information has been reclassified to conform with the current year’s presentation to improve the comparability. Previously reported revenues for the year ended

30 June 2008 were; local service NZ$1,129 million, calling NZ$1,233 million and resale NZ$360 million. There was no change in total operating revenue.

Critical accounting policies

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The principal areas of judgement in preparing these financial statements are set out below.

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

72 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

At 30 June 2009 Telecom had NZ$106 million of goodwill on its balance sheet (30 June 2008: NZ$170 million). The composition of this balance, by cash generating unit, is set out in Note 14 of these financial statements. During the year ended 30 June 2009, Telecom recognised an impairment charge of NZ$68 million relating to the write-off of the goodwill recognised upon the acquisition of PowerTel (see note 6). No impairment arose as a result of the review of goodwill for the years ended 30 June 2008 and 30 June 2007.

Any future adverse impacts arising in assessing the carrying value of Telecom’s goodwill could lead to future goodwill impairment that could affect future earnings.

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

At 30 June 2009 Telecom had recognised NZ$538 million of long-term investments on its balance sheet (30 June 2008: NZ$527 million) as described in notes 13 and 24 of these financial statements. No impairment arose relating to long-term investments in the three-year period ending 30 June 2009, however, should adverse impacts arise in the future relating to these investments, this may lead to future impairments that would impact earnings. Telecom carries its investment in Hutchison at cost (see note 13) as there is no reliable estimate of fair value for this investment, including the quoted share price.

Accounting for property, plant and equipment and finite-lived intangible assets

In accounting for items of property, plant and equipment and finite-lived intangible assets, judgements must be made about whether costs incurred relate to bringing an asset to working condition for its intended use and therefore are appropriate for capitalisation as part of the cost of the asset or whether they should be expensed as incurred. In capitalising costs for internally constructed assets, judgements must be made about the likelihood of project success. Such judgements can be difficult where the project involves the application of unproven technology.

The determination of the appropriate useful life for a particular asset requires management to make judgements about, among other factors, the expected period of service potential of the asset, the likelihood of the asset becoming obsolete as a result of technological advances, and the likelihood of Telecom ceasing to use the asset in its business operations. Assessing whether an asset is impaired may involve estimating the future cash flows that the asset is expected to generate. The key judgements include rates of expected revenue growth or decline, expected future margins and the selection of an appropriate discount rate for valuing future cash flows.

At 30 June 2009 Telecom’s balance sheet had a carrying value of NZ$5,135 million in relation to property, plant and equipment and finite-lived intangible assets (30 June 2008: NZ$4,804 million). During the year ended 30 June 2009, Telecom recognised impairments totalling NZ$53 million relating to telecommunications equipment, due to technological changes. No impairment arose as a result of the review of the carrying value of Telecom’s assets for the years ended 30 June 2008 and 30 June 2007.

During the year ended 30 June 2009 Telecom revised its estimate of the economic life of its CDMA mobile network equipment due to the launch of Telecom’s new XT Mobile Network. As at 30 June 2009, the remaining economic life of the CDMA equipment is estimated to be 18 months (previously this would have been 36 months before the revision during the year ended 30 June 2009).

This reduction in the estimated useful life led to a further increase in depreciation expense of NZ$21 million in the year ended 30 June 2009 (NZ$28 million on a full year basis). If the remaining useful life was to have been reduced by an additional three months, this would have further increased the depreciation expense for the year ended 30 June 2009 by NZ$9 (or NZ$12 million on a full year basis).

Any future adverse impacts arising in assessing the carrying value or lives of Telecom’s property, plant and equipment and finite-lived intangible assets could lead to future impairments or increases in depreciation and amortisation charges that could affect earnings. Telecom has assumed there is no impact on asset lives from any future change in Government regulation.

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

At 30 June 2009 the provision for doubtful debts was NZ$29 million compared to NZ$32 million at 30 June 2008. The 2009 provision represents 5.7% of gross trade receivables (30 June 2008: 6.0%) and during the year ended 30 June 2009 NZ$27 million was utilised against the provision (30 June 2008: NZ$41 million). Any future increase or decrease in the amount of provisioning required for doubtful debts will increase or decrease future pre-tax earnings by the same amount.

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

Any future decrease in the amounts of interconnection revenues and expenses will have a corresponding impact on Telecom’s net earnings before income tax.

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

At 30 June 2009 Telecom had taxation recoverable of NZ$47 million (30 June 2008: NZ$93 million). At 30 June 2009 Telecom had recognised NZ$30 million of deferred tax assets in relation to tax loss carry forwards

annualreport.telecom.co.nz/2009 73

(30 June 2008: NZ$52 million). As described in note 19 to the financial statements, the utilisation of deferred tax assets is dependent on future taxable profits and tax law. Telecom has continued to recognise these based on its forecasts of future taxable earnings. If Telecom’s forecast of future taxable profits were to decline such that an impairment of these tax losses arose, the amount impaired will have the effect of increasing the tax expense in that period.

At 30 June 2009 Telecom had NZ$397 million of tax losses and other temporary differences not currently recognised (30 June 2008: NZ$298 million). An increase in Telecom’s expected future taxable profits or a change in tax law relating to these unrecognised losses could result in additional deferred tax assets being recognised.

Note 2 Segmental analysis

Telecom’s operating segments consist of the following:

Chorus – Responsible for Telecom’s local access network in New Zealand

Retail – Provider of fixed line, mobile and internet services to consumers and the small/medium business market.

Wholesale & International – Provider of broadband, business data, voice, interconnect and international products and services to telecommunications service providers.

Gen-i – Integrates IT and telecommunications services to provide converged ICT solutions for clients across New Zealand and Australia

AAPT – Provider of telecommunications services to residential and business customers in Australia

Technology & Shared Services (‘T&SS’) – Maintains and develops Telecom’s New Zealand shared IT and network operations.

Telecom’s segments offer different products and services to different customers. The segment structure also aligns with Telecom’s requirements under Telecom’s Operational Separation requirements with the New Zealand Government.

In addition to Telecom’s six operating segments Telecom has a corporate centre that contains income not associated with the operating segments, such as dividends from investments and costs of providing corporate services such as legal, finance and human resources. These costs are not recharged to the operating segments. Intersegment transactions included in operating revenues and expenditures for each segment incorporate the internal trades relating to Telecom’s Operational Separation requirements. In addition to the Operational Separation trades, Wholesale & International derive internal revenue from the provision and supply of international data circuits, the supply of international internet services, and the delivery of international retail and wholesale voice traffic to AAPT, Retail and Gen-i, which are traded on an arms length basis.

The segment results disclosed are based on those reported to Telecom’s Chief Executive Officer and are how Telecom analyses its business results. Segment result is measured based on net earnings before depreciation, amortisation, impairment, finance income and costs, associates losses and taxation expense. None of these items are assessed on a segment basis by Telecom’s Chief Executive Officer. Furthermore, segment assets, liabilities and capital expenditure are not reported to Telecom’s Chief Executive Officer.

Segmental analysis for the discontinued operation is presented in Note 33 and consists solely of Yellow Pages Group.

Previously Telecom had four operating segments; NZ Business, NZ Consumer, NZ Technology and Enterprises and Australian Operations. The segmental analysis for the years ended 30 June 2008 and 30 June 2007 have been restated in accordance with Telecom’s adoption of IFRS 8.

The services from which each segment derives its revenue are set out below:

74 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

YEAR ENDED 30 JUNE 2009 CHORUS NZ$M WHOLESALE & INTERNATIONAL NZ$M RETAIL NZ$M GEN-I NZ$M T&SS NZ$M AAPT NZ$M TOTAL OPERATING SEGMENTS NZ$M

Operating revenue:

From external customers:

Local service 14 159 726 120 - 30 1,049

Calling - 344 367 180 - 348 1,239

Interconnection - 130 - 23 - 24 177

Mobile - - 546 197 - 40 783

Data - 88 24 377 - 163 652

Broadband and internet - 80 276 26 - 200 582

IT services - - 18 468 - - 486

Resale - - - - - 333 333

Other operating revenues 18 22 20 91 26 19 196

From external customers 32 823 1,977 1,482 26 1,157 5,497

From internal customers 751 407 - 19 22 20 1,219

Total operating revenue 783 1,230 1,977 1,501 48 1,177 6,716

Segment result 553 441 748 469(487) 88 1,812

YEAR ENDED 30 JUNE 2008 (RESTATED) CHORUS NZ$M WHOLESALE & INTERNATIONAL NZ$M RETAIL NZ$M GEN-I NZ$M T&SS NZ$M AAPT NZ$M TOTAL OPERATING SEGMENTS NZ$M

Operating revenue:

From external customers:

Local service 11 120 774 130 - 26 1,061

Calling - 281 418 197 - 395 1,291

Interconnection - 137 - 23 - 18 178

Mobile - - 587 201 - 45 833

Data - 76 27 382 - 153 638

Broadband and internet - 67 261 24 - 195 547

IT services - - 17 422 - - 439

Resale - - - - - 370 370

Other operating revenues 8 23 22 101 27 30 211

From external customers 19 704 2,106 1,480 27 1,232 5,568

From internal customers 758 409 - 10 14 18 1,209

Other gains: - - - - - 7 7

Total operating revenue and other gains 777 1,113 2,106 1,490 41 1,257 6,784

Segment result 579 457 813 494 (491) 87 1,939

YEAR ENDED 30 JUNE 2007 (RESTATED) CHORUS NZ$M WHOLESALE & INTERNATIONAL NZ$M RETAIL NZ$M GEN-I NZ$M T&SS NZ$M AAPT NZ$M TOTAL OPERATING SEGMENTS NZ$M

Operating revenue:

From external customers:

Local service - 80 830 142 - 32 1,084

Calling - 296 466 215 - 359 1,336

Interconnection - 144 - 26 - 17 187

Mobile - - 617 205 - 73 895

Data - 69 25 383 - 84 561

Broadband and internet - 49 248 33 - 155 485

IT services - - 14 366 - - 380

Resale - - - - - 399 399

Other revenue 8 28 32 80 42 18 208

From external customers 8 666 2,232 1,450 42 1,137 5,535

From internal customers 750 368 - 2 15 17 1,152

Total operating revenue 758 1,034 2,232 1,452 57 1,154 6,687

Segment result 575 390 918 607 (470) 19 2,039

annualreport.telecom.co.nz/2009 75

Reconciliation from segment operating revenue to operating revenues and other gains

YEAR ENDING 30 JUNE 2009 NZ$M 2008 NZ$M 2007 NZ$M

Segmental operating revenue and other gains 6,716 6,784 6,687

Less operating revenue from internal customers (1,219) (1,209) (1,152)

Other gains not allocated for segment reporting 12 - 20

Dividends 82 89 19

Other revenue not allocated for segmental reporting 8 9 8

Operating revenues and other gains 5,599 5,673 5,582

Reconciliation from segment result to net earnings before income tax

YEAR ENDING 30 JUNE 2009 NZ$M 2008 NZ$M 2007 NZ$M

Segment result 1,812 1,939 2,039

Net result of Corporate revenue and expenses (44) (48) (73)

Other gains not allocated for segmental reporting 12 - 20

Asset impairments not allocated for segmental reporting (Note 6) (101) -

Other expenses not allocated for segmental reporting (Note 6) - - (52)

Finance income 41 119 59

Finance expense (242) (271) (289)

Depreciation and amortisation (917) (761) (652)

Share of associates’ net losses (1) (3) (3)

Net earnings before income tax 560 975 1,049

Geographic information

Telecom’s principal geographical regions are New Zealand and Australia. The operating revenue by region is based on where services are provided.

AS AT AND FOR THE YEAR ENDED 30 JUNE 2009 NEW ZEALAND NZ$M AUSTRALIA NZ$M OTHER NZ$M TOTAL NZ$M

Operating revenue from external customers 4,135 1,320 132 5,587

Property, plant and equipment 3,767 491 30 4,288

Intangible assets 846 95 12 953

AS AT AND FOR THE YEAR ENDED 30 JUNE 2008 NEW ZEALAND AUSTRALIA OTHER TOTAL

NZ$M NZ$M NZ$M NZ$M

Operating revenue from external customers 4,100 1,414 152 5,666

Property, plant and equipment 3,379 574 31 3,984

Intangible assets 784 194 12 990

AS AT AND FOR THE YEAR ENDED 30 JUNE 2007 NEW ZEALAND AUSTRALIA OTHER TOTAL

NZ$M NZ$M NZ$M NZ$M

Operating revenue from external customers 4,173 1,310 79 5,562

Note 3 Operating revenues and other gains

YEAR ENDED 30 JUNE 2009 NZ$M GROUP 2008 NZ$M 2007 NZ$M PARENT 2009 NZ$M 2008 NZ$M

Sale of goods 291 305 312 - -

Rendering of services 5,214 5,272 5,231 - -

Dividends 82 89 19 359 544

Other gains 12 7 20 - -

Total operating revenue and other gains 5,599 5,673 5,582 359 544

76 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Note 4 Calling and other operating revenues

YEAR ENDED 30 JUNE 2009 NZ$M GROUP 2008 NZ$M 2007 NZ$M PARENT 2009 NZ$M 2008 NZ$M

Calling

National 713 811 816 - -

International 480 432 472 - -

Other 46 48 48 - -

1,239 1,291 1,336 - -

Other operating revenues

Sale of equipment 46 45 52 - -

Miscellaneous other 158 175 164 - -

Dividends 82 89 19 359 544

286 309 235 359 544

The presentation of certain legacy PowerTel revenues has changed since 30 June 2008. Certain comparative information has been reclassified to conform to the current year’s presentation to improve the comparability of reported revenues. Previously reported revenues for the year ended 30 June 2008 were national calling revenue of NZ$753 million and total calling revenue of NZ$1,233 million.

Note 5 Operating expenses

Labour

Included in labour costs are pension contributions of NZ$1 million to the New Zealand Government Superannuation Fund (30 June 2008: NZ$1 million; 30 June 2007: NZ$1 million) and NZ$18 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (30 June 2008: NZ$15 million; 30 June 2007: NZ$14 million). Telecom also made employer contributions of NZ$2 million under the KiwiSaver and Company Tax Rate Amendments Act 2007 in the year ended 30 June 2009 (2008 and 2007 nil). Telecom has no other obligations to provide pension benefits in respect of employees.

Other operating expenses

YEAR ENDED 30 JUNE 2009 NZ$M GROUP 2008 NZ$M 2007 NZ$M

Other operating expenses

Direct costs 372 352 326

Mobile acquisition, updates and dealer commissions 257 280 312

Procurement and IT services expenses 291 264 222

Computer costs 202 197 194

Advertising costs 93 90 129

Broadband and internet 45 67 80

Accommodation – other costs 63 66 52

Accommodation – lease and rental costs 73 61 59

Outsourcing 45 52 26

Provision for doubtful debts 24 29 33

Equipment – lease and rental costs 11 11 11

Research costs 10 9 10

Movement in provision for inventory obsolescence 9 6 -

Directors’ fees 1 2 2

Foreign exchange (gains)/losses (9) (1) 2

(Gain)/loss on disposal of property, plant and equipment 1 (3) (1)

Other 183 171 146

1,671 1,653 1,603

annualreport.telecom.co.nz/2009 77

Key management personnel costs

YEAR ENDED 30 JUNE 2009 NZ$000’S GROUP 2008 NZ$000’S 2007 NZ$000’S

Salary and other short-term benefits 14,916 12,181 12,340

Redundancy and termination payments 276 1,250 1,538

Share-based compensation 5,155 3,376 2,300

20,347 16,807 16,178

The table above includes remuneration of the Chief Executive Officer and the members of the executive team.

Auditors’ remuneration

YEAR ENDED 30 JUNE 2009 NZ$000’S GROUP 2008 NZ$000’S 2007 NZ$000’S

Fees billed by principal accountants:

Audit fees 3,535 3,815 4,463

Audit related fees 621 461 533

4,156 4,276 4,996

Audit related fees primarily relate to the audit of regulatory disclosures such as Telecom’s accounting separation, the Telecom list of charges and the Telecom Service Obligation (‘TSO’) as required by telecommunications legislation. There were no tax fees or other fees for the periods specified.

Donations

The donation expense for the year ended 30 June 2009 was NZ$41,000 (30 June 2008: NZ$1,010,000; 30 June 2007: NZ$64,000).

Parent Company

The Parent Company incurred NZ$13 million of expenditure in operations.

Note 6 Other gains, expenses and impairment

YEAR ENDED 30 JUNE 2009 NZ$M GROUP 2008 NZ$M 2007 NZ$M PARENT 2009 NZ$M 2008 NZ$M

Other gains

Gain on sale of cable 12 - - - -

Sale of Australian mobile customer base - 7 - - -

Gain on sale of TSCL - - 20 - - 12 7 20 - -

Asset impairments

Impairment of PowerTel goodwill 68 - - - -

Impairment of mobile network equipment 33 - - - -

Impairment of other network equipment 20 - - - -

Settlement received for other network equipment (20) - - - -

Impairment of intercompany balances - - - 107 19

101 - - 107 19

Other expenses

Restructuring costs - - 36 - -

Provision for billing issues - - 16 - -

Intercompany balances - - - 66 404 - - 52 66 404

78 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Other gains Gain on sale of cable

In the year ended 30 June 2009, Telecom International recognised a NZ$12 million gain relating to the disposal of an undersea cable.

Sale of Australian mobile customer base

In the year ended 30 June 2008 Telecom sold its Australian mobile customer base resulting in a gain of NZ$7 million.

Gain on sale of Telecom Samoa Cellular Limited (‘TSCL’)

In the year ended 30 June 2007 Telecom sold its 90% share in TSCL to Digicel Samoa Limited resulting in a gain of NZ$20 million.

Asset impairments Goodwill

Impairment of Powertel goodwill

In the year ended 30 June 2009 there was an impairment charge of NZ$68 million of goodwill recognised by AAPT relating to the acquisition of PowerTel. Management’s assessment of forecast cash flows concluded that the recoverable amount had declined as a result of changes in forecasts and that the carrying value of goodwill was no longer supported. The decline in forecasts was the result of lower earnings expectations for the year ended 30 June 2009 and lower short-term growth rates for future years arising from economic and competitive conditions. The recoverable amount of AAPT was determined based on value in use. A pre-tax discount rate of 13.3% was applied (2008: 13.3%).

Property, plant and equipment Impairment of mobile network equipment

In the year ended 30 June 2009, an impairment charge of NZ$33 million was recognised to write off the carrying value of certain T&SS telecommunications equipment following the decision to implement W-CDMA 850MHz technology for Telecom’s new XT Mobile Network rather than 2100MHz.

Impairment of other network equipment

In the year ended 30 June 2009, a NZ$20 million impairment was recognised relating to the write off of the carrying value of other telecommunications equipment of T&SS following certain technological changes. Telecom received a corresponding NZ$20 million settlement from the supplier of the equipment as compensation and the compensation has been netted against the impairment charge.

Other expenses Restructuring costs

Restructuring costs of NZ$36 million were recognised in the year ended 30 June 2007 as a result of restructuring activities, including a company-wide organisational redesign programme, the costs of rationalising Australian call centre operations and the integration of PowerTel. The costs associated with the organisational redesign programme are principally severance costs. The costs associated with the rationalisation of Australian call centre operations consisted of both personnel-related costs and the cost of surplus lease commitments.

Provision for billing issues

A provision of NZ$16 million for the cost of rectifying several billing application configuration issues largely relating to prior periods was recognised in the year ended 30 June 2007. The provision covers the cost of investigating and resolving these issues.

Parent company Intercompany balances

NZ$66 million expense (30 June 2008: NZ$404 million expense) represented the movement in the value of a guarantee reflecting intercompany obligations of subsidiary companies assumed by the Parent. There was also a write down of investments in subsidiaries of NZ$107 million in the year ending 30 June 2009 (30 June 2008: NZ$19 million).

annualreport.telecom.co.nz/2009 79

Note 7 Finance income and expense

YEAR ENDED 30 JUNE 2009 NZ$M GROUP 2008 NZ$M 2007 NZ$M PARENT 2009 NZ$M 2008 NZ$M

Finance income:

Interest income from deposits 28 98 59 - -

Other interest income 13 21 - - -

Interest income on loans to subsidiary companies - - - 297 311

Finance income 41 119 59 297 311

Finance expense:

Finance expense on long-term debt:

- Euro Medium Term Notes 187 203 225 - -

- Capital notes - 10 16 - -

- Telebonds 43 36 42 - -

Revaluation of interest rate derivatives (5) (4) 2 - -

Other interest and finance expenses 35 38 15 - -

Interest expense on loans from subsidiary companies - - - 467 432

260 283 300 467 432

Less interest capitalised (18) (12) (11) - -

Finance expense 242 271 289 467 432

Interest is capitalised on property, plant and equipment and intangible assets under development at an annualised rate of 8.0% (30 June 2008: 8.0%; 30 June 2007: 8.0%).

Note 8 Income tax

The income tax (expense)/credit is determined as follows:

YEAR ENDED 30 JUNE 2009 NZ$M GROUP 2008 NZ$M 2007 NZ$M PARENT 2009 NZ$M 2008 NZ$M

Income statement

Current income tax

Current year income tax (charge)/credit (150) (191) (219) 51 40

Adjustments in respect of prior periods 23 13 (11) - -

Deferred income tax

Depreciation (2) (58) (18) - -

Provisions, accruals, tax losses and other (19) (24) 10 4 -

Adjustments in respect of prior periods (12) (2) 17 - -

Reduction in tax rate - - 16 - -

Income tax (charge)/credit recognised in income

statement (160) (262) (205) 55 40

Statement of changes in equity

Current income tax

Current year income tax credit/(charge) 20 70 (49) - -

Deferred income tax

Fair value of derivative financial instruments 20 (23) 3 - -

Revaluation of listed investments (3) 3 (4) - -

Reduction in tax rate - - (1) - -

Income tax credit/(charge) recognised in equity 37 50 (51) - -

80 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Reconciliation of income tax expense

GROUP PARENT

YEAR ENDED 30 JUNE 2009 2008 2007 2009 2008

NZ$M NZ$M NZ$M NZ$M NZ$M

Net earnings for the year 400 713 3,027 58 40

Total income tax expense/(credit) 160 262 246 (55) (40)

Net earnings before income tax 560 975 3,273 3 -

Tax at current rate of 30% (2008 and 2007: 33%)

(168) (322) (1,080) (1) -

Adjustment to taxation

Non-deductible expenses (24) (8) - (52) (140)

Non-taxable gain - - 695 - -

Lower tax rate on non-New Zealand profits 44 81 24 - -

Non-taxable intercompany dividends - - - 108 180

Reduction in tax rate - - 16 - -

Change in unrecognised temporary differences 5 (4) 99 - -

Prior period adjustment 11 11 6 - -

Current year losses not recognised as an asset (31) (4) - - -

Change in previously recognised temporary difference - (20) - - -

Other 3 4 (6) - -

Total income tax (expense)/credit (160) (262) (246) 55 40

Income tax expense for continuing operations (160) (262) (205) 55 40

Income tax expense for discontinued operations - - (41) - -

The company tax rate changed in New Zealand from 33% to 30%, effective for Telecom from 1 July 2008. The change in unrecognised temporary differences in 2007 consisted of NZ$99 million of previously unrecognised temporary differences that were recognised during the year after it became probable that these temporary differences would be offset against taxable income.

Note 9 Earnings per share

GROUP

YEAR ENDED 30 JUNE 2009 2008 2007

Basic earnings per share

Numerator:

Net earnings from continuing operations (NZ$m) 400 713 844

Net earnings from discontinued operations (NZ$m) - - 2,183

Less net earnings attributable to minority interests (2) (3) (3)

Net earnings attributable to equity holders (NZ$m) 398 710 3,024

Denominator – weighted average ordinary shares (in millions) 1,837 1,871 1,990

Basic earnings per share (in New Zealand dollars):

From continuing operations1 0.22 0.38 0.42

From discontinued operation - - 1.10

From net earnings attributable to equity holders 0.22 0.38 1.52

Diluted earnings per share

Numerator – as noted above adjusted by:

Add – capital notes interest after income tax (NZ$m) - - 6

Denominator (in millions)

Ordinary shares 1,837 1,871 1,990

Capital notes - - 34

Options 2 2 2

1,839 1,873 2,026

Diluted earnings per share (in New Zealand dollars):

From continuing operations1 0.22 0.38 0.42

From discontinued operation - - 1.08

From net earnings attributable to equity holders (in New Zealand dollars): 0.22 0.38 1.50

Anti-dilutive potential shares (in millions)

Options 8 16 21

1 Earnings per share from continuing operations is calculated after deducting minority interest.

annualreport.telecom.co.nz/2009 81

Note 10 Derivative assets and liabilities

GROUP

30 JUNE 2009 2008

NZ$M NZ$M

Short-term derivative assets:

Foreign exchange contracts 2 9

Currency options - 2

Electricity price hedges - 3

Interest rate swaps - 1

2 15

Long-term derivative assets:

Foreign exchange contracts 1 -

Interest rate swaps - 48

Cross-currency interest rate swaps 68 -

69 48

Short-term derivative liabilities:

Foreign exchange contracts (43) (27)

Cross-currency interest rate swaps - (187)

(43) (214)

Long-term derivative liabilities:

Foreign exchange contracts (7) -

Cross-currency interest rate swaps (212) (364)

Interest rate swaps (124) (3)

(343) (367)

Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates and interest rates. The notional values of contract amounts outstanding are as follows:

GROUP

30 JUNE 2009 2008

CURRENCY MATURITIES NZ$M NZ$M

Cross currency interest rate swaps AUD:USD 2011 600 610

NZD:GBP 2018-2020 736 1,426

NZD:JPY - - 41

NZD:CAD 2013 378 378

NZD:CHF 2012 258 -

Interest rate swaps AUD 2011 463 472

NZD 2010-2020 1,729 2,182

Forward exchange contracts NZD:AUD 2009-2011 323 351

NZD:USD 2009-2013 375 169

NZD:DKK - - 714

NZD:EUR 2009-2011 47 68

Other 2009-2010 70 7

Currency options NZD:USD 2009-2010 81 86

NZD:AUD 2009-2010 23 18

NZD:EUR 2009-2010 42 20

82 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Note 11 Receivables and prepayments

GROUP PARENT

30 JUNE 2009 2008 2009 2008

NZ$M NZ$M NZ$M NZ$M

Trade receivables 510 530 - -

Less allowance for doubtful accounts receivable (29) (32) - -

481 498 - -

Unbilled rentals and tolls 182 301 - -

Prepaid expenses and other receivables 118 113 - -

Due from subsidiaries - - 485 689

781 912 485 689

Bad debts of NZ$27 million (30 June 2008: NZ$41 million) were written off against the allowance for doubtful accounts during the year.

Note 12 Inventories

GROUP

30 JUNE 2009 2008

NZ$M NZ$M

Maintenance materials and consumables 6 7

Goods held for resale 73 38

Work in progress 18 12

97 57

Allowance for inventory obsolescence

Balance at beginning of period (6) -

Charged to the income statement (9) (6)

Balance at end of period (15) (6)

Note 13 Long-term investments

GROUP PARENT

30 JUNE 2009 2008 2009 2008

NZ$M NZ$M NZ$M NZ$M

Shares in Hutchison 449 449 - -

Shares in other listed companies 65 51 - -

Shares in unlisted companies 22 23 - -

Government stock 1 1 - -

Investment in associates 1 3 - -

Subsidiary companies (see note 28)

Shares - - 6,281 6,256

Term advances - - 3,006 3,006

538 527 9,287 9,262

Shares in Hutchison

The shares in Hutchison represent a 10% investment in Hutchison Telecommunications Australia Limited (‘Hutchison’). In June 2009, Hutchison entered into a joint venture with Vodafone Australia Limited to merge both companies’ operating subsidiaries. Hutchison is quoted on the Australian Stock Exchange.

Hutchison’s shares do have a quoted price, but due to illiquidity of the shares, is not an active market. Approximately 98% of the shares are held by related parties of Hutchison and Telecom. The fair value cannot be reliably measured due to the level of uncertainty surrounding Hutchison’s future cash flows. The variability in the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed, therefore Telecom is precluded from measuring its investment at fair value. The merged entity between Hutchison and Vodafone does not have any historical financial results and future cash flows include significant benefits arising from forecast synergies. Therefore, the shares in Hutchison are measured and reported at cost.

As at 30 June 2009 the quoted price of Hutchison’s shares on the Australian Securities Exchange was A$0.105 (30 June 2008: A$0.10) which equated to a market value of NZ$177 million for Telecom’s investment (30 June 2008: NZ$171 million) ), which Telecom considered as an indication of a possible impairment of this asset.

However, as this quoted market price does not result from an active market, Telecom considered other valuation methods including various discounted cash flow models and concluded that Telecom’s ability to recover the carrying

annualreport.telecom.co.nz/2009 83

value of its investment in the shares of Hutchinson is not impaired. However, it is reasonably possible for there to be changes in assumptions and forecasted cash flows that could result in Telecom concluding that its investment in the shares in Hutchinson is impaired. A fall in the final year cash flows of more than 5% or an increase in the discount rate of more than 0.5% would result in Telecom’s investment being impaired. The amount of the impairment charge could have a material effect on Telecom’s future operating results.

Shares in other listed companies

Shares in other listed companies represent Telecom’s investment in Macquarie Telecom Group Limited and iiNet Limited. These investments are carried at fair value that is determined by reference to the bid price as quoted on the Australian Stock Exchange. The amount in the revaluation reserve relates solely to these investments.

Shares in unlisted companies

Shares in other unlisted companies relate to Telecom’s investment in TMT Ventures, a corporate venture capital programme. This equity investment is held at cost as the fair value cannot be measured reliably as the venture capital is invested in a number of companies that are in start-up phase.

Associate companies

GROUP

30 JUNE 2009 2008

NZ$M NZ$M

Cost of investment in associates 41 41

Opening balance of share of associates’ equity (38) (35)

Share of associates’ net losses (1) (3)

Foreign exchange movement (1) -

Equity accounted value of investment 1 3

Telecom’s investment in associate companies consists of:

COUNTRY OWNERSHIP PRINCIPAL ACTIVITY

Pacific Carriage Holdings Limited Bermuda 50% A holding company

Southern Cross Cables Holdings Limited Bermuda 50% A holding company

Community Telco Australia Pty Limited Australia 50% Community telecommunications franchise

Yahoo!Xtra Limited New Zealand 49% Internet services provider

Extract from associates’ financial statements

GROUP

30 JUNE 2009 2008

NZ$M NZ$M

Total assets 1,233 1,435

Total liabilities 2,258 2,214

Total revenues 308 200

Net earnings/(loss) 42 (61)

Telecom ceased to recognise a share of net losses on its associates where its share of losses and dividends received have exceeded the initial investment. As at 30 June 2009 Telecom’s share of the cumulative deficit of associates was NZ$546 million (30 June 2008: NZ$417 million). As at 30 June 2009 Telecom has not recognised cumulative losses of NZ$181 million (30 June 2008: NZ$159 million) and has recognised cumulative dividend income of NZ$431 million (30 June 2008: NZ$352 million) from these associates. Telecom has no obligation to fund these losses or repay dividends. Telecom’s share of profits not recognised for the year was NZ$22 million (2008: nil).

84 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Note 14 Intangible assets

GROUP SPECTRUM OTHER

30 JUNE 2009

SOFTWARE CAPACITY LICENCES INTANGIBLES GOODWILL TOTAL

NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Cost

Balance as at 1 July 2008 1,488 500 54 35 1,110 3,187

External acquisitions 203 44 - 17 6 270

Disposals (25) - - - - (25)

Currency movements (7) 5 6 (1) (1) (18) (15)

Balance as at 30 June 2009 1,659 549 60 51 1,098 3,417

Accumulated amortisation and impairment losses

Balance as at 1 July 2008 (1,012) (205) (22) (18) (940) (2,197)

Amortisation (184) (43) (3) (4) - (234)

Impairment - - - - (68) (68)

Disposals 23 - - - - 23

Currency movements 1 (2) (2) (1) 16 12

Balance as at 30 June 2009 (1,172) (250) (27) (23) (992) (2,464)

Net book value at 30 June 2009 487 299 33 28 106 953

GROUP SPECTRUM OTHER

30 JUNE 2008 SOFT WARE CAPACITY LICENCES INTANGIBLES GOODWILL TOTAL

NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Cost

Balance as at 1 July 2007 1,377 486 57 30 993 2,943

External acquisitions 203 16 - 6 4 229

Disposals (137) (2) (3) (1) - (143)

Currency movements 45 - - 113 158

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

GROUP

30 JUNE 2009 2008

NZ$M NZ$M

AAPT - 70 Gen-i 81 75 Retail 25 25

106 170

Impairment testing

The recoverable amount of each segment was calculated on the basis of value-in-use using a discounted cash flow model. Future cash flows were projected out five years, based on board-approved business plans, with key assumptions being segment earnings and capital expenditure for the segment based on individual business unit forecasts on expected future performance. A nil terminal growth was applied and a pre-tax discount rate of 13.6% was utilised.

During the year ended 30 June 2009, Telecom recognised an impairment loss of NZ $68 million as disclosed in note 6. No impairment arose as a result of the review of goodwill for the year ended 30 June 2008.

annualreport.telecom.co.nz/2009 85

Note 15 Property, plant & equipment

GROUP TELECOMMUNICATIONS FREEHOLD WORK IN

30 JUNE 2009 EQUIPMENT AND PLANT LAND BUILDINGS OTHER ASSETS PROGRESS TOTAL

NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Cost

Balance as at 1 July 2008 9,868 94 589 437 536 11,524

Acquisitions 451 - 35 97 454 1,043

Transfers 536 - - (536) -

Disposals (86) - (10) (15) - (111)

Currency movements (17) - (2) (2) - (27)

Balance as at 30 June 2009 10,752 94 612 517 454 12,429

Accumulated depreciation and impairment losses

Balance as at 1 July 2008 (6,931) - (317) (292) - (7,540)

Depreciation charge (589) - (30) (64) - (683)

Impairment (53) - - - - (53)

Disposals 86 - 9 13 - 108

Currency movements 24 - 2 1 - 27

Balance as at 30 June 2009 (7,463) - (336) (342) - (8,141)

Net book value at 30 June 2009 3,289 94 276 175 454 4,288

GROUP TELECOMMUNICATIONS FREEHOLD WORK IN

30 JUNE 2008 EQUIPMENT AND PLANT LAND BUILDINGS OTHER ASSETS PROGRESS TOTAL

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

Operating leases

Included in buildings at 30 June 2009 are buildings on leasehold land with a cost of NZ$14 million (30 June 2008: NZ$12 million) together with accumulated depreciation of NZ$5 million (30 June 2008: NZ$5 million).

Finance leases

Telecom has certain equipment subject to finance lease arrangements. This equipment is included the telecommunications equipment category of property, plant and equipment. As at 30 June 2009 the equipment capitalised under finance leases had a cost of $88 million (30 June 2008: NZ$656 million) together with accumulated depreciation of NZ$66 million (30 June 2008: NZ$605 million). Telecom had prepaid all its minimum lease payments under these finance leases and as a result has no outstanding finance lease liability. During the year ended 30 June 2009 Telecom terminated the majority of its finance lease arrangements.

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

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

Note 16 Accounts payable and accruals

GROUP PARENT

30 JUNE 2009 2008 2009 2008

NZ$M NZ$M NZ$M NZ$M

Trade accounts payable 691 780 - -

Accrued personnel costs 150 130 - -

Revenue billed in advance 105 98 - -

Accrued interest 36 31 - -

Other accrued expenses 39 47 30 20

1,021 1,086 30 20

Note 17 Provisions

GROUP COMMERCIAL RESTRUCTURING PROPERTY OTHER TOTAL

30 JUNE 2009 NZ$M NZ$M NZ$M NZ$M NZ$M

Balance at 1 July 2008 9 12 17 6 44

Provisions made during the year 8 8 3 18 37

Provisions utilised during the year (5) (11) (2) - (18)

Release of provision (1) - (1) - (2)

Balance as at 30 June 2009 11 9 17 24 61

Current 11 9 2 12 34

Non-current - - 15 12 27

11 9 17 24 61

Commercial

These provisions principally relate to the cost of rectifying several billing application configuration issues and covers the cost of investigating and resolving these issues. They are expected to be utilised during the year ended

30 June 2010.

Restructuring

These provisions related to restructuring activities previously undertaken or announced and are expected to be completed by the year ended 30 June 2010. NZ$4 million relates to employee redundancies.

Property

Property provisions relate primarily to make good requirements under property leases. NZ$2 million is expected to be utilised during the year ended 30 June 2010. The remainder, disclosed as non-current, is expected to be utilised beyond one year.

Other

Other provisions include legal provisions. NZ$12 million is expected to be utilised by the year ended 30 June 2010. The remainder, disclosed as non-current, are ongoing.

annualreport.telecom.co.nz/2009

Note 18 Debt due within one year

GROUP PARENT

30 JUNE 2009 2008 2009 2008

NZ$M NZ$M NZ$M NZ$M

Long-term debt maturing within one year (see Note 20) 15 559 - -

Short-term debt 370 399 - -

Due to subsidiaries - - 5,843 5,764

385 958 5,843 5,764

Note 19 Deferred tax

PROVISIONS GROUP TAX AND

30 JUNE 2009 DEPRECIATION ACCRUALS TAX LOSSES OTHER TOTAL

NZ$M NZ$M NZ$M NZ$M NZ$M

Balance at beginning of the year (254) 30 52 2 (170)

Amounts recognised in earnings

Relating to the current period (2) 15 (22) (12) (21)

Adjustments in respect of prior periods 1 - - (13) (12)

Amounts recognised in equity

Relating to the current period - - 17 17

(255) 45 30 (6) (186)

GROUP PROVISIONS

30 JUNE 2008 TAX AND

DEPRECIATION ACCRUALS TAX LOSSES OTHER TOTAL NZ$M NZ$M NZ$M NZ$M NZ$M

Balance at beginning of the year (196) 46 66 18 (66)

Amounts recognised in earnings

Relating to the current period (58) (14) (14) 4 (82)

Adjustments in respect of prior periods - (2) - - (2)

Amounts recognised in equity

Relating to the current period - - (20) (20)

(254) 30 52 2 (170)

PARENT COMPANY PROVISIONS

30 JUNE 2009 AND

ACCRUALS TOTAL NZ$M NZ$M

Balance at beginning of the year - -

Amounts recognised in earnings

Relating to the current period 4 4

4 4

The Parent Company had no deferred tax items arising in the year ending 30 June 2008.

As at 30 June 2009, the utilisation of the deferred tax asset relating to tax losses is dependent on future taxable profits of approximately NZ$100 million and is subject to compliance with the relevant taxation authority requirements. Telecom has continued to recognise these deferred tax assets as it is probable that there will be available taxable profits to offset these losses based on current forecasts and recent taxable profits.

Telecom has not recognised the tax effect of accumulated losses and temporary differences amounting to NZ$397 million at 30 June 2009 (30 June 2008: NZ$298 million), based on the relevant corporation tax rate of the applicable tax authority. Of these, NZ$36 million are considered to be restricted as to their use and cannot be utilised against future taxable operating profits. The rest of these losses and temporary differences may be available to be carried forward to offset against future taxable income. However utilisation is contingent on the relevant subsidiaries producing taxable profits over a significant period of time and is subject to compliance with the relevant taxation authority requirements. As at 30 June 2009 NZ$3 million of these accumulated losses expire through to 2015 if not utilised.

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

On 30 June 2009 the New Zealand Government released the Taxation (International Taxation, Life Insurance and Remedial Matters) Bill that contains proposed law changes that affect the rate at which Telecom is able to utilise certain tax credits. Telecom expects that the proposed law changes should lead to the recognition of the full value of available tax credits when enacted. The amount that may be recognised will depend on the final provisions of the enacted law.

As at 30 June 2009, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is NZ$52 million (30 June 2008: NZ$45 million). No liability has been recognised in respect of these differences because Telecom is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Note 20 Long-term debt

GROUP PARENT

30 JUNE 2009 2008 2009 2008

NZ$M NZ$M NZ$M NZ$M

Euro Medium Term Notes (‘EMTN’) 1,728 1,952 - -

Telebonds 578 448 - -

Other - - 2,913 2,846 2,306 2,400 2,913 2,846

Less unamortised discount (10) (11) - -

2,296 2,389 2,913 2,846

Less long-term debt maturing within one year (see note 18) (15) (559) - -

2,281 1,830 2,913 2,846

Schedule of maturities

Due 1 to 2 years 21 15

Due 2 to 3 years 383 14

Due 3 to 4 years 593 328

Due 4 to 5 years 367 249

Due over 5 years 917 1,224

Total due after one year 2,281 1,830

None of Telecom’s debt is secured and all rank equally with other liabilities. There were no defaults on Telecom’s debt during the period. There are no financial covenants over Telecom’s debt.

Euro Medium Term Notes

GROUP

30 JUNE 2009 2008

FACE VALUE DUE INTEREST RATE NZ$M NZ$M

200m GBP 12 Dec 2008 6.3% - 523

2bn JPY 8 June 2009 2.0% - 25

250m USD 14 Dec 2011 6.8% 383 328

200m CHF 6 Aug 2012 4.4% 283 -

275m CAD 11 Oct 2013 4.8% 364 357

125m GBP 14 May 2018 5.6% 317 327

150m GBP 6 April 2020 5.8% 381 392

1,728 1,952

Cross currency interest rate swaps and interest rate swaps have been entered into to manage the EMTN currency and interest rate risk exposures. See note 24.

The US$250 million issue maturing December 2011 has pricing triggers in the event of a rating downgrade. These triggers would require Telecom’s long-term ratings from Standard & Poor’s/Moody’s Investors Service to fall below A-/A3 before increased interest rates would apply. See note 24 for information on Telecom’s credit rating.

On 6 August 2008 Telecom issued a 4 year CHF200 million bond (NZ$258 million after hedging) under the US$2 billion EMTN. The bond has an effective hedged fixed interest rate of 8.9%.

During the year ended 30 June 2009 the GBP200 million and JPY 2 billion EMTN issues were repaid.

annualreport.telecom.co.nz/2009

TeleBonds

Telecom has issued bonds (‘TeleBonds’) to institutional and retail investors. These have been issued as compounding, income, or zero coupon bonds. TeleBonds have effective interest rates ranging from 6.9% to 8.7% and maturity dates between April 2010 and April 2016.

On 25 June 2008, Telecom launched a retail Telebond issue with maturities of 3 years, 5 years and 7 years. Telecom raised NZ$142 million under the Telebond issue which closed on 11 August 2008, with effective interest rates from 8.0% to 8.7%.

During the year ended 30 June 2009 NZ$12 million of Telebonds matured and were repaid (30 June 2008: NZ$63 million).

Parent company

Amounts owing by the Parent are under a guarantee and payable to subsidiaries. There are no fixed repayment dates and amounts are not interest bearing.

Note 21 Equity

FOREIGN DEFERRED CURRENCY

GROUP CONTRIBUTED RETAINED MINORITY HEDGE COMPENSATION REVALUATION TRANSLATION TOTAL CAPITAL EARNINGS INTEREST RESERVE RESERVE RESERVE RESERVE EQUITY

NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Balance at 30 June 2007 2,270 1,412 6 (44) 15 11 (66) 3,604

Translation of foreign operations - - - - - - 103 103

Hedge of net investment - - - - - - (70) (70)

Revaluation of investments - - - - - (11) - (11)

Cash flow hedges - - - 51 - - - 51

Total (expense)/income recognised in equity - - - 51 - (11) 33 73

Net earnings for the year - 710 3 - - - - 713

Total recognised income and expenses - 710 3 51 - (11) 33 786

Dividends - (760) (2) - - - - (762)

Tax credit on supplementary dividends - 85 - - - - - 85

Dividend reinvestment plan 195 - - - - - - 195

Repurchase of shares (65) - - - - - - (65)

Issuance of shares under share schemes 10 - - - (4) - - 6

Capital reduction (1,113) - - - - - - (1,113)

Balance at 30 June 2008 1,297 1,447 7 7 11 - (33) 2,736

Translation of foreign operations - - - - - - 76 76

Hedge of net investment - - - - - - (69) (69)

Reclassification to income statement on wind up of foreign operation 1 - - - - - - 2 2

Revaluation of investments - - - - - - 12 - 12

Cash flow hedges - - - (48) - - - (48)

Total income/(expense) recognised in equity - - - (48) - 12 9 (27)

Net earnings for the year - 398 2 - - - - 400

Total recognised income and expenses - 398 2 (48) - 12 9 373

Dividends - (495) (4) - - - - (499)

Tax credit on supplementary dividends - 19 - - - - - 19

Dividend reinvestment plan 79 - - - - - - 79

Issuance of shares under share schemes 8 - - - - - - 8

Balance at 30 June 2009 1,384 1,369 5 (41) 11 12 (24) 2,716

1 For details on the wind up of foreign operations see note 24.

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

CONTRIBUTED RETAINED DEFERRED TOTAL PARENT CAPITAL EARNINGS COMPENSATION EQUITY

NZ$M NZ$M NZ$M NZ$M

Balance at 1 July 2007 2,270 648 15 2,933

Net earnings for the year - 40 - 40

Total recognised income and expenses - 40 - 40

Dividends - (760) - (760)

Tax credit on supplementary dividends - 85 - 85

Dividend reinvestment plan 195 - - 195

Issuance of shares under share schemes 10 - (4) 6

Repurchase of shares (65) - - (65)

Capital reduction (1,113) - - (1,113)

Balance at 30 June 2008 1,297 13 11 1,321

Net earnings for the year - 58 - 58

Total recognised income and expenses - 58 - 58

Dividends - (495) - (495)

Tax credit on supplementary dividends - 19 - 19

Dividend reinvestment plan 79 - - 79

Issuance of shares under share schemes 8 - - 8

Balance at 30 June 2009 1,384 (405) 11 990

Contributed Capital

Movements in the Company’s issued ordinary shares were as follows:

30 JUNE 2009 2008

GROUP AND PARENT NUMBER NZ$M NUMBER NZ$M

Balance at the beginning of the year 1,825,707,911 1,297 2,019,993,131 2,270

Repurchased and cancelled - - (244,116,062) (1,178)

Dividend reinvestment plan 33,629,166 79 48,176,233 195

Restricted share scheme 2,070,063 4 967,894 7

Share rights scheme 691,014 4 647,077 2

Exercise of options - - 39,638 1

Balance at the end of the year 1,862,098,154 1,384 1,825,707,911 1,297

All issued shares are fully paid and have no par value. Shareholders of ordinary shares have the right to vote at any general meeting of the Company except that the Company’s constitution provides for certain restrictions on voting, including where a holder holds more than 10% of the ordinary shares in breach of shareholding limitations.

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

The Company’s constitution also contains provisions that require Telecom to observe certain principles relating to the provision of telephone services and their prices, as well as requiring the consent of the holder of the Kiwi Share and the board of Telecom for a person to become the holder of an interest in 10% or more of the voting shares in Telecom. The holder of the Kiwi Share is not entitled to vote at any meetings of the Company’s shareholders nor participate in the capital or profits of the Company, except for repayment of NZ$1 of capital upon a winding up. The Kiwi Share may be converted to an ordinary share at any time by the holder thereof, at which time all rights and powers attached to the Kiwi Share will cease to have any application.

Dividend reinvestment plan

Telecom has a dividend reinvestment plan. Under the plan, shareholders can elect to receive dividends in additional shares. In respect of the year ended 30 June 2009, 33,629,166 shares with a total value of NZ$79 million were issued in lieu of a cash dividend (30 June 2008: 48,176,233 shares with a total value of NZ$195 million). During the year ended 30 June 2008, 16,065,971 shares with a total value of NZ$65 million were repurchased and cancelled.

Repurchased and cancelled

Following the sale of Yellow Pages Group in 2007 for NZ$2.2 billion, Telecom made a capital return to shareholders of approximately NZ$1.1 billion via a shareholder and court-approved scheme of arrangement. Under the scheme of arrangement, one in nine ordinary shares were cancelled on a pro-rata basis in exchange for NZ$4.88 for each cancelled share. The capital return was successfully completed in October 2007. Australian shareholders received

annualreport.telecom.co.nz/2009 91

approximately A$4.17 per cancelled share. Immediately following the capital return the ratio of ADRs to ordinary shares was changed from 1 ADR to 8 ordinary shares to 1 ADR to 5 ordinary shares. From an ADR holder’s perspective the combination of the capital return and ratio change resulted in the receipt of approximately US$3.27 for every existing ADR held and the issue of 42.2% more ADRs.

Restricted share scheme, share rights scheme and exercise of options

See note 22 for details of Telecom’s employee share schemes.

Shares held in trust

As detailed in note 22, shares are held in trust when they are waiting to be allocated to employees under the Telecom restricted share scheme. At 30 June 2009 710,019 shares were held in trust (30 June 2008: 199,482).

Hedge reserve

Movements in the fair value of derivatives are recognised directly in the hedge reserve when that derivative is in an effective cash flow hedge relationship. Cash flow hedge relationships are established at the point the derivative is recognised by Telecom and documentation details the relationship and how effectiveness will be measured. The fair value of derivatives is removed from the hedge reserve and recognised in the carrying value of the hedged item or recognised in the income statement as appropriate.

Minority interest

Minority interest consists of the share of net earnings less dividends of entities not held by Telecom, where Telecom controls the entity.

Deferred compensation reserve

Deferred compensation relating to restricted shares or share options is recognised over the related vesting period. Amounts are transferred from the deferred compensation reserve to share capital upon the vesting of the share or the option.

Revaluation reserve

The revaluation reserve is used to record the cumulative fair value gains and losses recognised on available-for-sale financial assets that are recognised at fair value. The cumulative gains and losses are recycled to the income statement on disposal of the assets.

Foreign currency translation reserve

Translation differences arising on the results and net assets of subsidiaries with functional currencies other than New Zealand dollars are recognised in the foreign currency translation reserve. Movements in the fair value of derivative financial instruments that are effective hedges of Telecom’s net investment in subsidiaries subject to these translation differences are also recognised directly in the foreign currency translation reserve. The cumulative amounts are released to the income statement upon disposal or wind up of these subsidiaries.

Note 22 Employee share schemes

Telecom incentive schemes

Telecom operates a share option scheme, restricted share scheme and a share rights scheme. The total charge recognised for these schemes during the year ended 30 June 2009 was NZ$10 million (30 June 2008: NZ$8 million; 30 June 2007: NZ$12 million). The awards under the schemes are settled with ordinary shares of the Parent Company.

Telecom share option scheme

Telecom operated a share option scheme from 1994 to 2005 whereby certain employees were granted options to purchase ordinary shares in the Company. Each option granted converts to one ordinary share on exercise. A participant may exercise their options (subject to employment conditions) at any time during a prescribed period from the vest date to the date the option lapses. For these options to be exercised Telecom’s share price must exceed the option exercise price escalated by the cost of equity less dividends paid, within the applicable period. External advisors calculate the cost of equity annually and achievement of the performance hurdle is independently verified. Certain issues of options require total shareholders’ return to exceed the return of similar telecommunications companies. No options were issued to employees under the share option scheme during the years ended 30 June 2009, 2008 or 2007 and no options were exercised during the year ended 30 June 2009 (30 June 2008: nil).

In prior years, options have been issued with a maximum term of six years. New ordinary shares are issued in accordance with the constitution upon the exercise of options. The price payable on exercise will be equivalent to the average daily closing price of Telecom shares reported on the New Zealand Stock Exchange for the business days in the month immediately preceding the date on which options are granted (subject to adjustment if the shares traded ‘cum dividend’). The options granted are determined by a committee of the board of directors pursuant to the share option scheme. The average share price during the year was NZ$2.68 (30 June 2008: NZ$4.14) and the intrinsic value of options

92 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

exercised was nil (30 June 2008: nil). The intrinsic value of options outstanding and exercisable as at 30 June 2009 is nil (30 June 2008: nil).

Information regarding options granted under the share option scheme is as follows:

OPTION PRICE1

NZ$ NUMBER OF OPTIONS

30 June 2007 5.33 18,797,900

Exercised 4.70 (39,638)

Forfeited 6.11 (671,003)

Lapsed 4.99 (5,175,129)

30 June 2008 5.42 12,912,130

Forfeited 6.11 (367,023)

Lapsed 5.27 (8,749,127)

30 June 2009 5.72 3,795,980

1 Weighted average

The following table summarises Telecom’s share options outstanding:

OPTIONS OUTSTANDING AS AT 30 JUNE 2009

OPTIONS PRICE1 REMAINING PERIOD GRANTED OUTSTANDING NZ$ LIFE 1 (YEARS)

1 July 2003 – 30 June 2004 1,105,995 5.01 0.2

1 July 2004 – 30 June 2005 1,577,530 5.95 1.2

1 July 2005 – 30 June 2006 1,112,455 6.11 2.2

3,795,980

1 Weighted average

All options are currently exercisable.

Telecom restricted share scheme

The Telecom restricted share scheme (‘RSS’) was introduced for selected Telecom employees. Under the RSS, Telecom shares are issued to Telecom Trustee Limited, a Telecom subsidiary, and subsequently allocated to participants using funds lent to them by Telecom. Under the RSS, the length of the retention period before awards vest is between one to three years. If the individual is still employed by the group at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan and the restrictions on the shares are removed. The number of shares awarded is determined by a committee of the board of directors. The weighted average grant date fair value of restricted shares issued during the year was NZ$3.03 (30 June 2008: NZ$4.29; 30 June 2007: NZ$3.52). Shares with a grant date fair value of NZ$4 million vested during the year (30 June 2008: NZ$5 million; 30 June 2007: NZ$4 million). Information regarding shares awarded under the RSS is as follows:

NUMBER OF SHARES

Unvested shares as at 30 June 2007 2,928,440

Awarded pursuant to RSS 1,435,702

Forfeited (382,647)

Cancelled (240,650)

Vested (747,508)

Unvested shares as at 30 June 2008 2,993,337

Awarded pursuant to RSS 2,060,827

Forfeited (514,376)

Vested (809,356)

Unvested shares as at 30 June 2009 3,730,432

Percentage of total ordinary shares 0.2%

The number of shares awarded pursuant to the RSS does not equal the number of shares created for the scheme as lapsed shares are held in Trust and reissued.

Telecom share rights scheme

The Telecom share rights scheme (‘SRS’) is used for selected Telecom executives and senior employees. Under the scheme, participants are granted the option to purchase Company shares at a nil exercise price. Under the SRS, the exercise date of each option is variable, but is usually three years from the allocation date. Except under special circumstances, the options will be exercisable at the end of a specified period only if the individual is still employed by the group. The number of options granted is determined by a committee of the board of directors. The weighted

annualreport.telecom.co.nz/2009 93

average grant date fair value of options issued during the year was NZ$2.94 (30 June 2008: NZ$3.80; 30 June 2007: NZ$3.42). The intrinsic value of options exercised during the year was NZ$2 million (30 June 2008: NZ$3 million; 30 June 2007: NZ$2 million). Options with an intrinsic value of NZ$8 million remain outstanding at the year end. Information regarding options granted under the SRS is as follows:

NUMBER OF OPTIONS

30 June 2007 1,944,102

Granted 1,362,104

Exercised (647,077)

Cancelled (172,483)

Forfeited (467,254)

30 June 2008 2,019,392

Granted 1,796,842

Exercised (589,023)

Forfeited (431,741)

30 June 2009 2,795,470

The following table summarises Telecom’s SRS outstanding:

PERIOD GRANTED OPTIONS OUTSTANDING REMAINING LIFE1 (YEARS)

1 July 2006 – 30 June 2007 228,216 0.5

1 July 2007 – 30 June 2008 928,787 1.5

1 July 2008 – 30 June 2009 1,638,467 2.7

2,795,470

1 Weighted average

No options were exercisable as at 30 June 2009.

Fair value of share scheme awards

Restricted shares and options granted under the share rights scheme are valued based on the market price at grant date, adjusted if dividends are not received until the restricted share or option vests.

Telecom has made two awards under the share rights scheme that are subject to performance conditions. The charge relating to these awards in the year ending 30 June 2009 was NZ$1 million (year ending 30 June 2008: NZ$nil). In determining the fair value for the awards subject to performance conditions, Telecom considered the following:

2009 2008

Share price 3.14 4.35

Risk-free interest rate 5.6% 6.9%

Expected dividend yield 7.6% 8.2%

Expected option life (in years) 3.5 3.5

Expected stock price volatility 22.5% 19.6%

Volatility is based on historic volatility in Telecom’s share price.

NZ$11 million of share scheme awards remain unvested and not expensed as at 30 June 2009 (30 June 2008: NZ$13 million). This expense will be recognised over the vesting period of the awards to 30 June 2012.

94 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Note 23 Dividends

Dividends declared and provided by the Parent Company are as follows:

YEAR ENDED 30 JUNE 2009 2008

(DOLLARS IN MILLIONS, EXCEPT FOR PER SHARE AMOUNTS) NZ$M NZ$M

Previous year fourth quarter dividend paid 146 292

Supplementary dividend 19 36

First quarter dividend paid 110 128

Supplementary dividend - 16

Second quarter dividend paid 110 128

Supplementary dividend - 16

Third quarter dividend paid 110 128

Supplementary dividend - 16

495 760

Fourth quarter dividend declared subsequent to balance date not provided for

(see note 31) 112 146 Dividends per share paid in the year (excluding supplementary dividends) NZ$0.260 NZ$0.355

Telecom receives an equivalent tax credit from the Inland Revenue Department for the amount of supplementary dividends paid.

The following summary is based on tax laws of New Zealand as at 30 June 2009 and is subject to changes in New Zealand tax law, including changes that could have retroactive effect. Shareholders should seek taxation advice on the taxation treatment of their dividends.

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

Shares issued in lieu of dividends

Telecom has a dividend reinvestment plan where shareholders can elect to receive dividends in additional shares. In respect of the year ended 30 June 2009, 33,629,166 shares with a total value of NZ$79 million were issued in lieu of a cash dividend (30 June 2008: 48,176,233 shares with a total value of NZ$195 million). Shares issued in lieu of dividends are excluded from dividends paid in the cash flow statement.

Note 24 Financial instruments and risk management

Telecom manages its treasury activities through a board-approved treasury constitution consisting of treasury governance and policy frameworks. Telecom is exposed to foreign currency, interest rate, credit, liquidity and equity risks. Each of these risks, the associated financial instruments and the management of those risks are detailed below. Telecom’s financial instruments are classified under IFRS as follows:

annualreport.telecom.co.nz/2009 95

DESIGNATED

GROUP HELD FOR AVAILABLE FOR LOANS AND HELD TO IN HEDGING AMORTISED

30 JUNE 2009 TRADING SALE RECEIVABLES MATURITY RELATIONSHIPS COST TOTAL

NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Assets Current assets

Cash - - - 261 - - 261

Short term derivative assets - - - - 2 - 2

Trade receivables - - 481 - - - 481

- - 481 261 2 - 744

Non-current assets

Long-term derivative assets - - - 69 - 69

Long-term investments1 - 536 - 1 - - 537

- 536 - 1 69 - 606

Liabilities Current Liabilities

Short-term derivative liabilities (13) - - - (30) - (43)

Trade accounts payable - - - - - (691) (691)

Short-term debt - - - - - (370) (370)

Long-term debt due within one year - - - - - (15) (15)

(13) - - - (30) (1,076) (1,119)

Non-current liabilities

Long-term derivative liabilities (43) - - - (300) - (343)

Long-term debt due after one year - - - - - (2,281) (2,281)

(43) - - - (300) (2,281) (2,624)

1 Excludes Associates

DESIGNATED

GROUP HELD FOR AVAILABLE FOR LOANS AND HELD TO IN HEDGING AMORTISED

30 JUNE 2008 TRADING SALE RECEIVABLES MATURITY RELATIONSHIPS COST TOTAL

NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Assets

Current assets

Cash - - - 779 - - 779

Short term derivative assets 2 - - - 13 - 15

Trade receivables - - 498 - - - 498

2 - 498 779 13 1,292

Non-current assets

Long-term derivative assets - - - - 48 - 48

Long-term investments1 - 523 - 1 - - 524

- 523 -1 48 - 572

Liabilities

Current Liabilities

Short-term derivative liabilities - - - - (214) - (214)

Trade accounts payable - - - - - (780) (780)

Short-term debt - - - - - (399) (399)

Long-term debt due within one year - - - - - (559) (559)

- - - -(214) (1,738) (1,952)

Non-current liabilities

Long-term derivative liabilities (64) - - - (303) - (367)

Long-term debt due after one year - - - - - (1,830) (1,830)

(64) - - - (303) (1,830) (2,197)

1 Excludes Associates

96 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Reclassifications

There have been no reclassifications between financial instrument categories during the years ended 30 June 2009 and 30 June 2008.

Fair value of financial instruments

Financial instruments are either carried at amortised cost, less any provision for impairment, or fair value. The only significant variances between amortised cost and fair value relates to long-term debt.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Long-term debt

The fair value of long-term debt (calculated based on the present value of future principal and interest cash flows, discounted at market interest rates at balance date) was NZ$2,239 million compared to a carrying value of NZ$2,296 million (30 June 2008: fair value of NZ$2,353 million compared to a carrying value of NZ$2,389 million).

Cash, short-term investments, debt due within one year, trade receivables and trade accounts payable

The carrying amounts of these balances are approximately equivalent to their fair value because of the short term to maturity.

Long-term investments

At 30 June 2009 Telecom had quoted and unquoted investments. The quoted investments have standard terms and conditions and are traded on an active market. Their fair values are based on their bid price, except for Hutchison. Telecom considers that there are no reliable fair values for Telecom’s unquoted investments. See note 13 for details of Telecom’s long-term investments.

Cross currency interest rate swaps, interest rate swaps, forward exchange contracts and currency options

The fair values are estimated on the basis of the quoted market prices of these instruments. If a listed market price is unavailable, then a fair value is estimated by using a valuation model involving discounted future cash flows of the derivative using the applicable forward price curve (for the relevant interest rate, foreign exchange rate or commodity price) and discount rates.

Market risk

Telecom is exposed to market risk primarily from changes in foreign currency exchange rates and interest rates. Telecom employs risk management strategies including the use of derivatives such as interest rate swaps, forwards exchange contracts, foreign currency options, and cross currency interest rate swaps to manage these exposures. Telecom monitors the use of derivative financial instruments through the use of well-defined market and credit risk limits and timely reports to senior management. Telecom does not hold or issue derivative financial instruments for trading purposes. All contracts have been entered into with major creditworthy financial institutions. The risk associated with these transactions is the cost of replacing these agreements at the current market rates in the event of default by a counterparty.

Telecom is also subject to equity price risk in relation to long-term investments in listed and unlisted companies as well as investments in associate companies.

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

Foreign currency assets, where appropriate, are naturally hedged by holding liabilities in the same currency. Capital and operational expenditure in foreign currencies that are probable may be hedged. Exposures with amounts and timing that are less than certain can be proportionately hedged, based on certain benchmarks.

The majority of Telecom’s long-term debt has been issued in foreign currencies under the European Medium Term Note programme. Telecom enters into cross currency interest rate swaps to convert the foreign currency borrowings into a floating rate New Zealand dollar, or Australian dollar exposure. All debt not denominated in New Zealand dollars or Australian dollars is fully hedged. Debt denominated in foreign currencies is translated to New Zealand dollars with gains or losses going to the income statement. These gains or losses are offset by the translation of the principal value of the cross currency interest rate swaps.

Telecom uses forward exchange contracts and foreign currency options to hedge forecast transactions that have a high probability of occurrence and firm purchase commitments (mainly denominated in US dollars), fair value changes in foreign currency receivables and payables and to hedge its net investments in foreign operations.

annualreport.telecom.co.nz/2009 97

Telecom’s exposure to foreign currencies arising from financial instruments is:

GROUP 30 JUNE 2009 AUD USD EUR GBP CAD CHF OTHER TOTAL

NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Exposures

Cash 29 97 - 36 - - 2 164

Trade receivables 141 54 1 13 - - 12 221

Trade accounts payable (127) (100) (6) (23) - - (12) (268)

Long-term investments 65 10 - - - - - 75

Short-term debt (93) (38) (60) - - - - (191)

Long-term debt - (381) - (694) (363) (282) - (1,720)

Net balance sheet exposure 15 (358) (65) (668) (363) (282) 2 (1,719)

Hedging instruments

Forward exchange contracts (374) 239 102 1 - - - (32)

NZ$ cross currency interest rate swaps - - - 694 363 282 - 1,339

A$ cross currency interest rate swaps (600) 381 - - - - - (219)

Total hedging intruments (974) 620 102 695 363 282 - 1,088

GROUP 30 JUNE 2008 AUD USD EUR GBP CAD DKK OTHER TOTAL

NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Exposures

Cash 37 15 - 31 - 487 2 572

Trade receivables 171 29 - 16 3 - 2 221

Trade accounts payable (177) (114) (7) (25) (3) - (2) (328)

Long-term investments 51 9 - - - - - 60

Short-term debt (155) (39) - - - - - (194)

Long-term debt - (325) - (1,238) (356) - (25) (1,944)

Net balance sheet exposure (73) (425) (7) (1,216) (356) 487 (23) (1,613)

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

98 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

As at 30 June 2009 a movement of 10% in the New Zealand dollar would impact the income statement and statement of changes in equity as detailed in the table below:

10% DECREASE 10% INCREASE

2009 2008 2009 2008

NZ$M NZ$M NZ$M NZ$M

Impact on:

Net earnings before income tax (2) 8 3 (2)

Equity (before income tax) (64) (125) 58 103

This analysis assumes a movement in the New Zealand dollar across all currencies and only includes the effect of foreign exchange movements on financial instruments. All other variables remain constant.

Interest rate risk

Telecom employs the use of derivative financial instruments for the purpose of reducing its exposure to fluctuations in interest rates.

Telecom has used cross currency interest rate swaps to convert foreign currency borrowings into floating rate New Zealand dollar and Australian dollar exposure. Interest rate swaps have been used to convert the majority of this floating rate exposure into fixed rate exposure. As a consequence, Telecom’s interest rate exposure is limited to New Zealand and Australian yield curves. Telecom’s objectives of interest rate risk management is to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom’s interest expense and net earnings within policies approved by the Telecom board.

Telecom’s treasury constitution requires that interest rate repricing is to be spread over a ten year horizon and a maximum of NZ$800 million or 20% of gross debt maturing in any financial year.

Repricing analysis

The following table indicates the effective interest rates and the earliest period in which recognised financial instruments reprice. These balances are presented including the effect of derivative financial instruments, hedging both interest rates and foreign exchange.

GROUP 30 JUNE 2009 WEIGHTED EFFECTIVE INTEREST RATE WITHIN 1 YEAR 1-2 YEARS 2-3 YEARS 3-4 YEARS 4-5 YEARS GREATER THAN 5 YEARS TOTAL

NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Floating rate:

Cash balances 1.7% 261 - - - - - 261

Long-term debt 4.6% (136) - - - - - (136)

Short-term debt 3.1% (352) - - - - - (352)

Fixed rate:

Long-term debt 7.7% (15) (21) (464) (569) (381) (953) (2,403)

Short-term debt 4.7% - (7) (11) - - - (18)

(242) (28) (475) (569) (381) (953) (2,648)

Telecom has entered into NZ$18 million of long-term interest rate swaps to hedge interest payments of forecast short term debt.

GROUP 30 JUNE 2009 WEIGHTED EFFECTIVE INTEREST RATE WITHIN 1 YEAR 1-2 YEARS 2-3 YEARS 3-4 YEARS 4-5 YEARS GREATER THAN 5 YEARS TOTAL

NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Floating rate:

Cash balances 5.3% 779 - - - - - 779

Long-term debt 9.1% (139) - - - - - (139)

Short-term debt 8.2% (399) - - - - - (399)

Fixed rate:

Long-term debt 7.9% (743) (15) (14) (471) (249) (1,261) (2,753)

(502) (15) (14) (471) (249) (1,261) (2,512)

Financial instruments with rates fixed for 90 days or less are included as floating rate exposures.

annualreport.telecom.co.nz/2009 99

The table below shows how a movement in interest rates of 100 basis points would affect net profit before tax and equity based on the revaluation of Telecom’s financial instruments as at 30 June 2009:

100 BASIS POINT DECREASE 100 BASIS POINT INCREASE

2009 2008 2009 2008

NZ$M NZ$M NZ$M NZ$M

Impact on:

Net earnings before income tax 2 2 (2) (2)

Equity (before tax) 10 (1) (8) 2

This analysis assumes all other variables remain constant.

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

In addition to the short-term financing programmes at 30 June 2009, Telecom had committed stand-by facilities of NZ$800 million (30 June 2008 NZ$800 million) with a number of credit worthy banks. As at 30 June 2009 Telecom also had committed overdraft facilities of NZ$20 million with New Zealand banks and A$20 million with Australian banks. There are no compensating balance requirements associated with these facilities.

Telecom’s liquidity policy is to maintain unutilised committed facilities or liquid resources (comprising cash and short-term investments) sufficient to meet forecasted funding requirements for the next 12 months. The policy also requires that long-term debt maturities are distributed over a 10 year period, with no more than NZ$800 million maturing in any one year. Net debt must have a weighted average life of between 3.75 and 5.25 years.

Telecom’s exposure to liquidity risk based on contractual cash flows relating to financial liabilities is summarised below:

GROUP 30 JUNE 2009 CARRYING AMOUNT CONTRACTUAL CASH FLOWS 0-6 MONTHS 6-12 MONTHS 1-2 YEARS 2-3 YEARS 3-4 YEARS 4-5 YEARS 5+ YEARS

NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Non-derivative financial liabilities

Trade accounts payable 691 691 691 - - - - - -

Short-term debt 370 372 372 - - - - - -

Long-term debt 2,296 3,090 65 84 154 463 719 427 1,178

Derivative financial liabilities

Interest rate swaps 124 413 34 34 67 59 48 34 137

Cross currency interest rate swaps 212 202 (5) 3 (2) 201 (4) (4) 13

Forward exchange contracts 50 54 39 6 4 3 2 - -

3,743 4,822 1,196 127 223 726 765 457 1,328

GROUP 30 JUNE 2009 CARRYING AMOUNT CONTRACTUAL CASH FLOWS 0-6 MONTHS 6-12 MONTHS 1-2 YEARS 2-3 YEARS 3-4 YEARS 4-5 YEARS 5+ YEARS

NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Non-derivative financial liabilities

Trade accounts payable 780 780 780 - - - - - -

Short-term debt 399 406 406 - - - - - -

Long-term debt 2,389 3,248 611 93 123 124 439 337 1,521

Derivative financial liabilities

Interest rate swaps 3 5 - - (1) - 1 1 4

Cross currency interest rate swaps 551 1,046 222 49 82 82 337 49 225

Forward exchange contracts 27 23 22 1 - - - - -

4,149 5,508 2,041 143 204 206 777 387 1,750

Contractual cash flows include contractual undiscounted principal and interest payments.

100 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

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

Telecom has certain derivative transactions that are subject to bilateral credit support agreements that require Telecom or the counterparty to post collateral to support mark-to-market valuation differences. As at 30 June 2009 no collateral was posted (30 June 2008: US$10 million). Collateral calls can be made by either party if the fair value of the cross currency interest rate swaps changes due to market conditions.

Telecom places its cash, short-term investments and derivative financial instruments with high credit quality financial institutions and sovereign bodies and limits the amount of credit exposure to any one financial institution. These limits are monitored daily. There is no significant concentration of credit risk with respect to trade receivables.

NZ$1,160 million of Telecom’s assets are subject to credit risk (30 June 2008: NZ$1,847 million). Telecom holds various letters of credit and guarantees over some of these amounts. Telecom does not hold any collateral over these amounts. Telecom’s only financial assets that are past their due payment date are trade receivables. Telecom’s trade receivables are aged as follows:

GROUP

30 JUNE 2009 2008

NZ$M NZ$M

Current 171 174

0-30 Days past due 207 226

30-60 Days past due 50 53

60-90 Days past due 21 21

90+ Days past due 61 56

510 530

Telecom has NZ$310 million (30 June 2008: NZ$324 million) of financial assets that are overdue and not impaired. Telecom maintains a provision for estimated losses expected to arise from customers being unable to make required payments. This provision takes into account known commercial factors impacting specific customer accounts, as well as the overall profile of Telecom’s receivables portfolio. In assessing the provision, factors such as past collection history, the age of receivable balances, the level of activity in customer accounts, as well as general macro-economic trends, are taken into account. Significant changes in these factors would likely necessitate changes in the doubtful debts provision. At present, however, Telecom considers the current level of its allowance for doubtful accounts to be adequate to cover expected credit losses on trade receivables. Bad debt expenses are reported as other operating expenses in the income statement.

Movements in the allowance for doubtful accounts are as follows:

GROUP

30 JUNE 2009 2008 2007

NZ$M NZ$M NZ$M

Balance at beginning of year 32 44 39

Charged to costs and expenses 29 34 40

Bad debts recovered (5) (5) (7)

Utilised (27) (41) (28)

Balance at end of year 29 32 44

Electricity price risk

Telecom has previously used electricity hedges to reduce exposure to electricity spot price movements. Telecom’s electricity hedge contracts matured in March 2009. As at 30 June 2008 Telecom had contracts to hedge electricity consumption of 16 megawatts per hour.

Equity risk

Investments that subject Telecom to equity risk include long-term investments in listed and unlisted companies as well as investment in associate companies. Telecom’s exposure to equity risk as at 30 June 2009 was NZ$538 million (30 June 2008: NZ$527 million). Telecom manages its exposure to equity risk through representation on the board of investee companies or through regular reviews of the investee’s current and projected performance. A 10% movement in quoted prices of shares in other listed companies would increase or decrease Telecom’s equity by NZ$7 million (30 June 2008: NZ$5 million).

annualreport.telecom.co.nz/2009 101

Capital risk management

Telecom manages its capital considering shareholders interest, value of Telecom’s assets and credit rating. The following table summarises Telecom’s capital:

GROUP

30 JUNE 2009 2008

NZ$M NZ$M

Cash (261) (779)

Short-term debt (note 18) 370 399

Long-term debt at hedged rates 2,549 2,903

Net debt 2,658 2,523

Equity 2,716 2,736

Capital 5,374 5,259

As guidance, Telecom seeks to manage its capital with a ratio of net debt to earnings before interest, tax expense, depreciation and amortisation of less than 1.7 times.

Telecom is committed to maintaining a credit rating with Standard & Poor’s in the range of A+ and A- and with Moody’s in the range of A1 to A3. Other than the provisions attached to the Kiwi Share, as described in note 21 and the requirements of the New Zealand companies and securities legislation and relevant stock exchange listing rules, Telecom is not subject to any additional externally imposed capital requirements.

On 17 February 2009 Moody’s Investors Service downgraded Telecom’s credit rating for long-term and short-term debt from A2 to A3 and P-1 to P-2 respectively. Standard and Poor’s ratings for long-term and short-term debt remains unchanged at A and A-1 respectively.

Net debt includes long-term debt at the value of hedged cash flows due to arise on maturity, plus short term debt, less any cash and short term investments. Net debt is a non-GAAP measure, is not defined in accordance with IFRS, but is a measure used by management. The following table reconciles long-term debt at hedged rates to long-term debt at spot rates as reported under IFRS.

GROUP

30 JUNE 2009 2008

NZ$M NZ$M

Long-term debt (note 20) 2,296 2,389

Impact of hedged rates used 243 503

Unamortised discount 10 11

Long-term debt at hedged rates 2,549 2,903

Hedging activities

Telecom is exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. Telecom employs risk management strategies including the use of derivatives such as interest rate swaps, forward exchange contracts, foreign currency options, and cross currency interest rate swaps to manage these exposures. Telecom does not currently hold or issue derivative financial instruments for trading purposes, although under the classifications of IFRS derivative financial instruments are classified as ‘held for trading’ unless they are designated hedges.

Each derivative which is designated as a hedge is classified as either:

A hedge of the fair value of recognised assets or liabilities (a fair value hedge) or

A hedge of a highly probable forecast transaction (a cash flow hedge) or

A hedge of a net investment in foreign operations.

102 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

The fair values of derivatives in hedging relationships and held for trading are as follows:

GROUP

30 JUNE 2009 2008

ASSETS LIABILITIES ASSETS LIABILITIES NZ$M NZ$M NZ$M NZ$M

Net investment hedges

Foreign exchange contracts 2 - - (24)

2 - - (24)

Cash flow hedges

Forward exchange contracts 1 (35) 9 (3)

Interest rate swaps - (124) 49 (3)

Cross currency interest rate swaps 68 (169) - (487)

Electricity price hedges - - 3 -

69 (328) 61 (493)

Fair value hedges

Forward exchange contracts - (2) - -

- (2) - -

Designated as held for trading

Currency options - - 2 -

Forward exchange contracts - (13) - -

Cross-currency interest rate swaps - (43) - (64)

- (56) 2 (64)

Total derivative assets/(liabilities) 71 (386) 63 (581)

Fair value hedges

As at 30 June 2009 Telecom had forward exchange contracts designated as fair value hedges. Telecom enters into forward exchange contracts to hedge foreign currency purchases. The gain or loss from remeasuring both the hedging instrument and the hedged items at fair value is recognised in the income statement.

During the year Telecom recognised losses on fair value hedges of NZ$1 million and gains on hedged exposures of NZ$1 million. There has been no material ineffectiveness on fair value hedging relationships during the year.

Cash flow hedges

Telecom has converted the majority of its fixed rate, non New Zealand dollar and non Australian dollar denominated debt into New Zealand dollar and Australian dollar fixed rate debt using cross currency interest rate swaps and interest rate swaps. These swaps are jointly designated as cash flow hedges of the forecast interest and principal cash flows of the debt. The fair value of the interest rate component of the swaps will be released to finance expense as the scheduled interest payments occur.

The fair values of interest rate derivatives deferred in equity will be reclassified to the income statement over the remaining life of the swaps. These fair values by maturity are as follows:

GROUP

30 JUNE 2009 2008

NZ$M NZ$M

Maturity:

Less than 1 year - (3)

1 – 2 years (18) -

2 – 3 years 13 2

3 – 4 years (4) 30

4 – 5 years 3 -

Maturity over 5 years (12) (27)

(18) 2

Telecom enters into forward exchange contracts to hedge foreign currency purchases. The majority of the purchases are forecast to be made within 12 months of 30 June 2009.

The fair value of foreign exchange contracts will be included in the income statement at the same time as the underlying purchase impacts the determination of income. If the purchase relates to an operating expense, the fair value will be recognised when the underlying expense is recognised. If the purchase relates to an item of property, plant and equipment, the fair value will be recognised in the income statement as the asset depreciates (see depreciation accounting policy in note 1). If the purchase relates to an inventory item, the fair value will be recognised in the income statement when the underlying inventory is expensed.

annualreport.telecom.co.nz/2009 103

During the period there were no material hedged forecast transactions that were not expected to occur. There has been no ineffectiveness on cash flow hedging relationships during the year ended 30 June 2009 (year ended 30 June 2008: nil).

Net investment hedges

Net investment hedges relate to hedges of the effect of movements in forward exchange rates on certain assets held in overseas subsidiaries. The effective portion of any gain or loss on hedges of net investments in foreign operations is recognised in equity and the gain or loss relating to any ineffective portion is recognised immediately in the income statement. Gains and losses included in equity are included in the income statement when the foreign operation is disposed of or wound up. There has been no ineffectiveness on net investment hedging relationships during the year ended 30 June 2009 (year ended 30 June 2008: nil).

During the year ended 30 June 2009 the group wound up three overseas subsidiaries. As a result, a loss of NZ$2 million was reclassified from the foreign currency translation reserve to the income statement, of which NZ$112 million related to net investment hedges, partially offset by cumulative translation differences of NZ$110 million.

Parent Company

The Parent Company’s financial instruments are classified under IFRS as follows:

PARENT TOTAL

AVAILABLE LOANS AND AMORTISED CARRYING

30 JUNE 2009 FOR SALE RECEIVABLES COST AMOUNT

NZ$M NZ$M NZ$M NZ$M

Current assets: Receivables due from subsidiaries - 485 - 485

Non-current assets: Long-term investments 6,281 3,006 - 9,287

Current liabilities: Debt due within one year - - (5,843) (5,843)

Non-current liabilities: Long-term debt - - (2,913) (2,913)

PARENT TOTAL

AVAILABLE LOANS AND AMORTISED CARRYING

30 JUNE 2008 FOR SALE RECEIVABLES COST AMOUNT

NZ$M NZ$M NZ$M NZ$M

Current assets: Receivables due from subsidiaries - 689 - 689

Non-current assets: Long-term investments 6,256 3,006 - 9,262

Current liabilities: Debt due within one year - - (5,764) (5,764)

Non-current liabilities: Long-term debt - - (2,846) (2,846)

The Parent Company has no derivative financial instruments.

Currency risk

Long-term debt amounts are denominated in Australian dollars. The Parent Company does not take any action to reduce its exposure to any resulting currency risk as long-term debt relates to amounts owed to wholly-owned subsidiaries.

Interest rate risk

The Parent Company has interest rate exposures on some loans to and from subsidiary companies. The Parent Company does not manage the associated risks.

Liquidity risk

The Parent Company’s maximum exposure to liquidity risk relating to financial liabilities is summarised below. Amounts greater than 5 years include amounts with no fixed maturity.

PARENT CARRYING CONTRACTUAL 0-6 6-12 1-2 2-3 3-4 4-5 5+

AMOUNT CASH FLOWS MONTHS MONTHS YEARS YEARS YEARS YEARS YEARS

NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Debt due to subsidiaries:

30 June 2009 (8,576) (8,756) (5,843) - - - - - (2,913)

30 June 2008 (8,610) (8,610) (5,764) - - - - - (2,846)

Credit risk

The Parent Company has exposure to credit risk from balances owed from subsidiary companies. The maximum exposure to credit risk at 30 June 2009 is NZ$3,491 million (30 June 2008: NZ$3,695 million).

104 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Equity risk

The Parent Company has exposure to equity risk by way of its investments in subsidiaries. The maximum exposure at

30 June 2009 of NZ$6,281 million (30 June 2008: NZ$6,256 million).

Hedging activities

The Parent Company has no material hedging activities.

Note 25 Commitments

Operating leases

Telecom’s operating lease commitments are mainly in respect of land and buildings. Minimum rental commitments for all non-cancellable operating leases are:

GROUP

YEAR ENDED 30 JUNE 2009 2008

NZ$M NZ$M

Less than 1 year 79 73

Between 1-5 years 258 206

More than 5 years 332 214

669 493

Finance Leases

At 30 June 2009 and 2008, Telecom had no remaining minimum lease payments in respect of capitalised finance leases, as discussed in note 15.

Capital commitments

At 30 June 2009, capital expenditure amounting to NZ$128 million (30 June 2008: NZ$259 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network assets.

Note 26 Contingencies

Lawsuits and other claims

New Zealand

In March 2004 the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The trial was completed in early August 2008. The court’s decision has not yet been determined.

In July 2000 the Commerce Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008 the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission appealed the judgment. Telecom applied to support the judgment on an additional ground. The appeal was heard in March 2009. Telecom was successful in the appeal as the Court of Appeal judgement released on 4 August 2009 dismissed the Commission’s appeal. It is not yet known whether the Commission will issue a further appeal.

Sintel (in liquidation) issued proceedings against Telecom, relating to Telecom’s audio text business in the 1990s. The matter was settled, but the liquidators sought to overturn the settlement agreement with various claims against Telecom, including fraud. Sintel filed an amended statement of claim, increasing the value of the claim to NZ$61 million. Telecom applied unsuccessfully to strike out all but one of the causes of action. In a judgment dated 14 November 2007 the Court of Appeal dismissed Telecom’s appeal. Telecom decided not to appeal the judgement. Telecom attended mediation in 1 December 2008 which was unsuccessful. However, subsequent settlement discussions resulted in the parties reaching a settlement the terms of which are confidential.

Asia Pacific Telecommunications Limited has also issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on Telecom’s alleged breach of fiduciary duty. Asia Pacific Telecommunications Limited is undertaking further inspection so that it can quantify the losses it says Telecom caused as a result of the alleged breach of fiduciary duty. Telecom is

annualreport.telecom.co.nz/2009 105

reviewing its position in light of these developments. Telecom believes it has a strong defence for the majority of the claim. The High Court has allocated a tentative date for a six week hearing starting 14 June 2010.

The Commerce Commission has laid charges against Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The allegation is that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan at issue. Telecom remains in a position where it cannot quantify the potential impact of penalties or customer refunds should a Court ultimately find in favour of the Commission.

In April 2007, Vodafone appealed the Commerce Commission’s 2003/2004 TSO Determination. The appeal was dismissed in the High Court in December 2007, however Vodafone appealed to the Court of Appeal. The appeal was heard in February 2009. Judgment is pending.

In October 2008 both Telecom and Vodafone appealed and judicially reviewed the Commission’s 2004/05 and 2005/06 TSO determination. Telecom is challenging the Commission’s reduction in the Weighted Average Cost of Capital (WACC) on grounds that the Commission wrongly reduced the asset beta which is a key component in the WACC. The hearing of both parties’ appeals and judicial review proceedings was heard in the week of 10 August 2009. Judgment is pending.

Telecom has been joined as one of numerous respondents in a claim lodged through the Weathertight Homes Resolution Services. The claim relates to a property development site called ‘Ellerslie Park’ where Telecom installed external telephone junction boxes. While the claim against Telecom is small, liability could be joint and several. Telecom has applied to strike out the claim. The claimants have objected to Telecom’s application. Telecom is currently considering replying to the claimants’ objection to its application.

Previous arbitration proceedings by a former mobile phone salesman, Mr Holmes, were struck out by the High Court. Holmes appealed to the Court of Appeal. Telecom was advised on 21 October 2008 that the appeal was deemed abandoned as a result of Mr Holmes failing to take the appropriate steps.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Telecom is also participating with the Independent Oversight Group inquiry into whether loyalty discounts offered by Wholesale comply with the operational separation Undertakings. A decision is pending. The Commerce Commission may also open investigations in relation to these offers under the Telecommunications Act and/or the Commerce Act.

Telecom has other ongoing Commerce Commission claims and investigations, none of which are expected to have significant effect on the financial position or profitability of Telecom.

Australia

Telstra Corporation Limited commenced proceedings in April 2008 in the Federal Court of Australia seeking an order that the final determination made by the Australian Competition and Consumer Commission in an unbundled local loop service arbitration be set aside on administrative law grounds. Telstra’s case was dismissed in July 2009.

Telstra Corporation Limited commenced proceedings in April 2008 in the Federal Court of Australia seeking an order that the final determination made by the Australian Competition and Consumer Commission in line sharing service arbitration be set aside on administrative law grounds. Telecom, amongst others, was a defendant in these proceedings. Telstra’s case was dismissed in November 2008.

Telecom was in dispute with Pacific Union Group Pty Limited in respect of the withdrawal of certain product lines from the scope of the dealer agreement between the parties. Pacific Union commenced proceedings in the Supreme Court of New South Wales, claiming breach of contract and/or repudiation of contract. The parties have settled the dispute on confidential terms. The parties are still negotiating one minor issue in connection with the settlement.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have significant effect on the financial position or profitability of Telecom.

Where Telecom concludes that its defence will more likely than not be successful, then such lawsuits or claims are considered a contingent liability and no provision is recognised. When it is more likely than not that Telecom is liable and that there will be an outflow of resources to settle a lawsuit or claim, a provision is recognised, unless the amount cannot be measured reliably. There can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

Land claims

As previously stated in note 15, interests in land included in property, plant and equipment purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be wahi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to the Company by the Government and/or by the Company to its subsidiary companies. In the event that land is resumed by the Government, there is provision for compensation to Telecom.

106 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Bank guarantees

Telecom has issued bank guarantees totalling A$6 million as at 30 June 2009 (30 June 2008: A$4 million) to guarantee rental payments of a subsidiary company. In the event of the subsidiary defaulting on these rental payments then Telecom has guaranteed to pay these amounts. The likelihood of any payments being made under this guarantee is low.

Cross border lease guarantees

During the year, Telecom terminated or restructured several of the cross border leases in respect of certain telecommunications assets to which it was a party. In respect of those cross border leases which remain, Telecom continues to provide certain undertakings (including letters of credit) in accordance with guarantees entered into as part of the transactions. The maximum exposure under these guarantees is now assessed as NZ$18 million (30 June 2008: NZ$277 million) and the last guarantee expires in 2014.

Parent company

The Parent Company has guaranteed, along with guaranteeing subsidiary companies, total indebtedness of TCNZ Finance Limited (a Telecom group company) amounting to NZ$3,065 million (30 June 2008 NZ$3,410 million). The Parent Company has agreed to indemnify Telecom Trustee Limited, a Telecom subsidiary, for any losses incurred on the sale of Telecom shares held by the Trust. Accordingly, where the revaluation of these shares result in a carrying value below historic cost, an equivalent receivable from the Parent Company is recognised by Telecom Trustee Limited.

Note 27 Related party transactions

Interest of directors in certain transactions

Certain directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom’s directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arm’s length commercial basis. Kevin Roberts, who was appointed as a director on 28 August 2008, is the brother of Trisha McEwan, who resigned as the Group Human Resources Director on 2 April 2009.

Key management personnel costs are presented in note 5.

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

GROUP

YEAR ENDED 30 JUNE 2009 2008 2007 NZ$000’S NZ$000’S NZ$000’S

Revenue from associates 1 121 125 54

Expenses paid to associates 6 6 7

Capacity acquired from associates 2 44 16 30

Receivables from associates 11 8 4

Payables to associates - - -

1 Includes dividends received from Southern Cross of NZ$79 million in 2009 (30 June 2008: NZ$89 million; 30 June 2007: NZ$18 million).

2 Telecom’s intangible assets includes capacity acquired from Southern Cross, with a cost of NZ$512 million (30 June 2008: NZ$468 million) and accumulated amortisation of NZ$221 million (30 June 2008: NZ$178 million).

Parent Company

Amounts due from subsidiary companies are for no fixed term and are at interest rates that range from nil to 10%. Debt due to subsidiary companies within one year are for no fixed term and are at a weighted average interest rate of 7.63% at 30 June 2009 (30 June 2008: 8.12%).

annualreport.telecom.co.nz/2009 107

Note 28 Subsidiary companies

At 30 June 2009, the significant companies of the Telecom group and their activities were as follows:

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

PowerTel Limited Australia 100% Provides wholesale telecommunications services.

Telecom New Zealand Finance (No.2) Limited Bermuda 100% A group finance company.

TCNZ (Bermuda) Limited Bermuda 100% A holding company.

Telecom Southern Cross Finance Limited Bermuda 100% A group finance company.

Telecom Cook Islands Limited Cook Islands 60% Provides telecommunications services in the Cook Islands.

Telecom New Zealand Japan Kabushiki Kaisha Japan 100% Provides international wholesale telecommunications services.

Telecom New Zealand Limited New Zealand 100% Provides local, national, and international telephone and data services.

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

Telecom New Zealand Finance Limited New Zealand 100% A group finance company.

Telecom Southern Cross Limited New Zealand 100% A holding company.

Telecom New Zealand UK Limited United Kingdom 100% Provides international wholesale telecommunications services.

Telecom New Zealand USA Limited United States 100% Provides international wholesale telecommunications services.

The financial year-end of all significant subsidiaries is 30 June.

Note 29 Reconciliation of net earnings to net cash flows from operating activities

GROUP PARENT

YEAR ENDED 30 JUNE 2009 2008 2007 2009 2008

NZ$M NZ$M NZ$M NZ$M NZ$M

Net earnings for the year 400 713 3,027 58 40

Adjustments to reconcile net earnings to net cash flows from operating activities

Depreciation and amortisation 917 761 658 - -

Bad and doubtful accounts 29 34 40 - -

Deferred income tax 33 83 (20) (4) -

Share of associates’ net losses 1 3 3 - -

Gain on sale of subsidiary - - (2,104) - -

Asset impairments 121 - - 107 19

Other (54) (3) 58 66 404

Changes in assets and liabilities net of effects of non-cash and investing and financing activities

Decrease/(increase) in accounts receivable and related items 101 43 (23) 204 83

Decrease/(increase) in inventories (41) 14 (19) - -

Decrease in current taxation 87 68 119 - (2)

Decrease in accounts payable and related items (43) (31) (88) (72) -

Net cash flows from operating activities 1,551 1,685 1,651 359 544

108 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Note 30 Imputation credit account

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

The movements in the imputation credit accounts are detailed below:

GROUP

YEAR ENDED 30 JUNE 2009 2008 2007

NZ$M NZ$M NZ$M

Balance at the beginning of the year (34) (190) (297)

New Zealand income tax paid (29) (97) (136)

Imputation credits attached to dividends paid 58 253 243

Balance at the end of the year (5) (34) (190)

The Parent Company is a member of the Telecom Imputation Group. These imputation credits are available to attach to dividends paid by the Parent Company.

Note 31 Significant events after balance date

Declaration of dividend

On 20 August 2009 the board of directors approved the payment of a fourth quarter dividend of NZ$112 million, representing 6.0 cents per share. The dividend payment dates will be 18 September 2009 for shares on the New Zealand and Australian Stock Exchanges and 25 September 2009 for shares on the New York Stock Exchange.

Note 32 Acquisitions

During the year ended 30 June 2009 Telecom acquired the business of Real Time Computing for NZ$6 million in cash. Real Time Computing was the Gen-i franchise operating in the Manawatu, Wanganui and Taranaki markets. This gave rise to NZ$6 million of goodwill.

During the year ended 30 June 2008 Telecom acquired Computer Plus Otago for NZ$4 million in cash. Computer Plus Otago was the Gen-i franchise operating in the Dunedin and Queenstown markets. This gave rise to NZ$4 million of goodwill.

Upon acquisition, these businesses were integrated into the operations of Gen-i and separate financial results relating to these businesses are not obtainable.

In May 2007 Telecom acquired a 100% shareholding in PowerTel Limited (a wholesale telecommunications provider in Australia) for NZ$366 million (A$320 million of cash and A$6 million of associated costs). PowerTel incurred a net loss of NZ$1 million for the two-month period ended 30 June 2007.

The following summary presents proforma results as if the PowerTel acquisition had been made on 1 July 2006. The proforma amounts below are unaudited, do not include any possible synergies from the acquisition are provided for comparative purposes only and do not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

GROUP (UNAUDITED)

YEAR ENDED 30 JUNE 2007

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) NZ$M

Revenue 5,755

Net earnings attributable to shareholders 3,008

Basic earnings per share (in NZ dollars) 1.51

annualreport.telecom.co.nz/2009

Note 33 Discontinued operations

Telecom disposed of Yellow Pages Group on 30 April 2007 and it is presented as discontinued operations for the year ended 30 June 2007. The results for the Yellow Pages Group represent the discontinued operation for segmental purposes. The result for the period from 1 July 2006 to 30 April 2007 was as follows:

GROUP

2007

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) NZ$M

Operating revenues 232

Operating expenses Labour (33)

Other operating expenses (53)

Depreciation (2)

Amortisation (4)

Net earnings before income tax 140

Income tax expense (41)

Net earnings after income tax 99

Gain on sale of discontinued operation 2,084

Net earnings from discontinued operation (net of tax) 2,183

Basic earnings per share (in New Zealand dollars) 1.10

Diluted earnings per share (in New Zealand dollars) 1.08

Gain on sale of discontinued operation

Cash 2,161

Less: net assets disposed of (27)

Less: associated costs on sale (50)

Gain on sale of discontinued operation 2,084

The cash flows of the Yellow Pages Group were as follows:

GROUP

2007

NZ$M

Cash flows from operating activities 123

Cash flows from investing activities (24)

Net cash flow 99

The major classes of assets and liabilities of the Yellow Pages Group at the disposal date were as follows:

NZ$M

Assets

Receivables and prepayments 16

Intangible assets 21

Property, plant and equipment 21

Liabilities

Accounts payable and accruals (31)

27

110 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Note 34 New accounting standards

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for Telecom’s accounting periods beginning on or after 1 July 2009, but which Telecom has not yet adopted. Telecom does not consider any other standards or interpretations in issue, but not yet applicable, to have a significant impact on its financial statements. Those which are relevant to Telecom are as follows:

IAS 1 Presentation of financial statements (revised)

Effective for periods beginning on or after 1 January 2009

The revised standard introduces total comprehensive income (changes in equity during a period, other than those resulting from transactions with owners in their capacity as owners) and a statement of comprehensive income. All non-owner changes in equity are presented in one statement or two statements. The revised standard also prohibits presenting components of comprehensive income in the statement of changes in equity. Telecom’s disclosures in the year ending 30 June 2010 will reflect adoption of this revision.

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

IAS 27 Consolidated and separate financial statements

Effective for periods beginning on or after 1 July 2009

The amendment requires the effects of all transactions with non controlling interests to be recorded in equity if there is no change in control. Such transactions with non-controlling interests will no longer result in goodwill or gains or losses being recorded. It also specifies that when control is lost, any remaining interest should be re-measured to fair value and a gain or loss recorded through the income statement. No impact is anticipated upon adoption in the year ending 30 June 2010.

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

IFRS 3 Business combinations (revised 2008)

Effective for periods beginning on or after 1 July 2009

The revision to IFRS 3 includes in its scope business combinations involving only mutual entities, and those in which separate entities or businesses are brought together to form a reporting entity by contract alone. In addition to this are new or amended requirements such that all items of consideration transferred are recognised at fair value, transaction and acquisition costs must be expensed as incurred, additional acquisition of non-controlling equity interests after the business combination accounted for as an equity transaction and new disclosures. The standard must be applied prospectively and will impact the accounting for any future business combinations made after adoption.

IFRS 4 Insurance contracts – amendments

Effective for periods beginning on or after 1 January 2009

The amendment removes the partial exemption for qualifying entities, now requiring full compliance for qualifying entities. No impact is anticipated from adoption of the amendment upon adoption in the year ending 30 June 2010.

IFRS 7 Amendment significance of financial instruments for financial position performance

Effective for periods beginning on or after 1 January 2009

This interpretation gives guidance to enhance disclosures over fair value measurements relating to financial instruments. It is also intended to improve disclosures over liquidity risk to address current diversity in practice in how such disclosure requirements are being interpreted and applied.

IFRIC 16 Hedges of a new investment in a foreign operation

Effective for periods beginning on or after 1 October 2008

This interpretation gives guidance on accounting for the hedge of a net investment in a foreign operation in an entity’s consolidated financial statements.

annualreport.telecom.co.nz/2009 111

IFRIC 17 Distributions of non cash assets to owners

Effective for periods beginning on or after 1 July 2009

This interpretation gives guidance on how to account for non-cash distributions to owners. All owners of the same class must be treated equally and the asset cannot be controlled by the same party/parties before and after the distribution.

IFRIC 17 gives guidance on when and how the distribution should be accounted for and requires that any difference between the carrying amount of the asset and the carrying amount of the dividend payable, (i.e the fair value of the asset) to be accounted for in profit and loss.

IFRIC 18 Transfers of assets from customers

Effective for periods beginning on or after 1 July 2009

This interpretation applies to the accounting for assets that are received from customers either in the form of a direct transfer of asset ownership or cash contribution. It requires any asset recognised to be measured at its fair value.

112 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

GOVERNANCE

Governance at Telecom

The board and management are committed to ensuring that Telecom maintains international best practice governance structures and adheres to the highest ethical standards. The board regularly reviews and assesses Telecom’s governance structures and processes to ensure that they are consistent with international best practice, both in form and substance.

Telecom’s approach to corporate governance

Framework

Telecom has a dual listing of its shares on the New Zealand Stock Market (NZSX) and on the Australian Securities Exchange (ASX). Telecom is required to comply with the full listing rules of the NZSX and ASX. American Depositary Shares (ADSs), each representing five ordinary shares, and evidenced by American Depositary Receipts (ADRs), are listed on the New York Stock Exchange (NYSE). The Bank of New York Mellon is Telecom’s ADR Depositary.

As a result of Telecom’s stock exchange listings in New Zealand, Australia and New York it is subject to the governance requirements of each of these jurisdictions. This includes the United States Sarbanes-Oxley Act of 2002 and consequential United States Securities and Exchange Commission (SEC) rules; the NYSE Corporate Governance Rules; NZSX listing rules and Corporate Governance Best Practice Code; the New Zealand Securities Commission’s report titled ‘Corporate Governance in New Zealand Principles and Guidelines’ (Securities Commission Principles and Guidelines); and the ASX listing rules and ASX Corporate Governance Council’s Principles and Recommendations.

Where there are conflicts between the requirements or best practice recommendations across New Zealand, Australia and the US, the board has adopted practices and policies consistent with the requirements across these jurisdictions. The board will continue to monitor developments in the governance area and review and update its governance practices to ensure Telecom continues to maintain the most appropriate standards of governance for Telecom.

Compliance with NZSX Best Practice Code and ASX Corporate Governance Council recommendations

The NZSX listing rules require Telecom to include in its annual report a statement disclosing the extent to which it has followed the NZSX Corporate Governance Best Practice Code for the reporting period. Telecom considers its governance practices comply with the Code in its entirety for the year ended 30 June 2009.

In addition, the ASX listing rules require Telecom to include in its annual report a statement disclosing the extent to which Telecom’s governance practices comply with the revised ASX Corporate Governance Council Principles and Recommendations set out in the second edition of the Corporate Governance Principles and Recommendations during the reporting period, identifying the recommendations that have not been followed and providing reasons for that variance. Telecom considers that it complies with each of the revised recommendations.

Compliance with NYSE listing rules

As a ‘foreign private issuer’ registered with the SEC with securities listed on the NYSE, Telecom has a ‘home country’ exemption from most of the NYSE corporate governance requirements. However, Telecom is still required to comply with certain corporate governance requirements contained in US securities laws, including applicable portions of the Sarbanes-Oxley Act of 2002 and applicable NYSE listing standards. As required under the NYSE listing standards and recently introduced SEC rules, Telecom must provide a concise summary of any significant ways in which its corporate governance practices differ from those followed by US domestic companies under the NYSE’s listing standards.

Telecom has reviewed the NYSE’s corporate governance requirements and believes its practices are broadly consistent with the NYSE corporate governance requirements, with the following material exception:

• Under sections 303A.04 and 303A.05 of the NYSE corporate governance rules, US domestic listed companies are required to have a corporate governance committee and a compensation committee comprised entirely of independent directors. The Telecom committee charters of the Nominations and Corporate Governance Committee and the Human Resources and Compensation Committee require that only a majority of members be independent (as that term is defined in the board charter) directors, as permitted by New Zealand and Australian corporate governance requirements.

annualreport.telecom.co.nz/2009 113

In addition to the independence test contained in section 303A.02 of the NYSE corporate governance rules, the independence test contained in Telecom’s board charter also contains the broader NZSX and ASX recommended independence standards.

Further information

More detail about Telecom’s governance practices and copies of its principal governance documents are available on its website, as well as comprehensive checklists cross-referencing the recommendations of the NZSX Corporate Governance Best Practice Code, the ASX Corporate Governance Council Recommendations, the Securities Commission Principles and Guidelines and the NYSE Corporate Governance Rules to the relevant Telecom governance documents. Go to:

www.telecom.co.nz/abouttelecom/governanceattelecom

The board of directors

Role of the board and responsibility

The board of directors is elected by shareholders to govern Telecom in the interests of shareholders and to protect and enhance the value of the assets of Telecom. The board is the overall and final body responsible for all decision-making within the company. In carrying out its role, the board works to enhance the value of Telecom in the interests of Telecom and its shareholders. The board charter describes the board’s role and responsibilities and regulates internal board procedure. The board has also delegated a number of its responsibilities to board committees. The role of each committee is described below. To enhance efficiency, the board has delegated to the Chief Executive Officer (CEO) and subsidiary company boards the day-to-day leadership and management of the company. The CEO has, in some cases, formally delegated certain authorities to his direct reports and has established a formal delegated authority framework for those direct reports to sub-delegate certain authorities within set limits.

Board membership, size and composition

As at 30 June 2009, the board comprised seven directors: being a non-executive chairman, an executive director (the CEO) and five non-executive directors. The board has a broad range of experience and skills appropriate to meet its objectives. Areas of expertise and experience include telecommunications, finance, legal, brand, marketing and international business. For details of individual directors see Our company – Board of directors. The Nominations and Corporate Governance Committee is responsible for making recommendations to the board regarding its size and composition. It also reviews the criteria for the selection of directors to ensure the board comprises the right mix of skills and experience to meet the needs of Telecom.

Selection and role of chairman

The chairman is elected by the board from the non-executive directors. The board supports the separation of the role of chairman and CEO. The chairman’s role is to manage and provide leadership to the board and to facilitate the board’s interface with the CEO. The current chairman, Wayne Boyd, is a non-executive director and, as required by the board charter, is independent on the basis outlined below. Mr Boyd is also a member of each board committee. For his biography see Our company – Board of directors. The board does not have a deputy chairman.

Director independence

The board is committed to having a majority of directors who are judged by the board to be independent of judgement and character and free of material relationships with Telecom and/or other entities and people who might influence, or could be perceived by others to influence, such judgement.

In setting the criteria for determining independence, the board considered the requirements under the NZSX listing rules and the NYSE listing rules, and the guidance provided in the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations. Independence standards consistent with the requirements of these jurisdictions have been adopted by Telecom and are contained in Telecom’s board charter. Telecom’s board charter requires a majority of directors to be independent.

While the board has not set materiality thresholds for determining independence, it considers all relationships on a case-by-case basis, and as a general policy considers a threshold of 5% to be relevant in determining materiality. When determining independence, relationships are considered from the perspective of both Telecom and the customer or supplier. At its August 2009 board meeting the board resolved, based on information provided by directors regarding their interests, that each non-executive director on the board at that time, with the exception of Mr Roberts, was independent. Mr Roberts was found to be not independent due to the fact that his sister had been a Telecom executive within the past three years.

The board will review any determination it makes on a director’s independence on becoming aware of any information that indicates the director may have a relevant material relationship. For this purpose, directors are required to ensure that they immediately advise of any new or changed relationships so the board can consider and determine the materiality of the relationship. For biographies of directors in office at 30 June 2009 see Our company – Board of directors. For further information about the directors’ interests see Performance – Related party transactions (note 27 to the financial statements) and Disclosures – Disclosure of director interests.

Conflicts of interest

The board is conscious of its obligations to ensure that directors avoid conflicts of interest (both real and apparent) between their duty to Telecom and their own interests. The board charter outlines the board’s policy on conflicts of interest. Where conflicts of interest do exist at law, then the director must disclose their interest and excuse themselves from any board discussions. Such a director is not permitted to receive any board papers in respect of those interests, and in accordance with the relevant stock exchange listing rules, may not exercise his or her right to vote in respect of such matters.

114 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Nominations and appointment of new directors

The procedures for the appointment and removal of directors are ultimately governed by the company’s constitution. The board may appoint directors to fill casual vacancies that occur or to add additional persons to the board up to the maximum number (currently 12) prescribed by the constitution. Recommendations for nominations of new directors are made by the Nominations and Corporate Governance Committee and considered by the board as a whole. External consultants are used to access a wide base of potential candidates and to review the suitability of candidates for appointment. When recommending candidates to act as director, the Nominations and Corporate Governance Committee takes into account such factors as it deems appropriate, including the background, experience, professional skills and personal qualities of the candidate, whether their skills and experience will augment the existing board, and their availability to commit themselves to the role.

If the board appoints a new director during the year, that person will stand for election by shareholders at the next annual meeting. Shareholders are provided with relevant information on the candidates standing for election in the notice of meeting.

Letters of appointment

All directors have signed formal letters of appointment setting out the arrangements of their appointment, including their duties, terms and conditions and term of appointment, expectations of the role and remuneration. The terms of appointment may be amended with the agreement of the board.

Director induction and education

The board introduces new directors to management and the business through specifically tailored induction programmes, depending on their needs. The programme may include one-on-one meetings with management and visits to key company sites.

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

Board performance review

In March 2009, a comprehensive board evaluation survey was undertaken to seek director and executive feedback on a range of matters relating to board performance, including its role and composition, and engagement with management, shareholders and stakeholders. The collective results of the evaluation were reported to the board by the chairman.

The chairman of the board regularly addresses various issues with directors, including individual performance. The board also undertakes regular discussion on governance and performance issues, and annually reviews its own performance as a whole against the board charter and each committee against its charter.

CEO performance review

The Human Resources and Compensation Committee reviews the performance of the CEO. The formal annual review process is usually conducted in August in respect of the immediately preceding financial year. This evaluation is undertaken using criteria set by the committee that include the performance of the business, the accomplishment of strategic and operational objectives, and other non-quantitative objectives agreed at the beginning of each year. The committee is responsible for the evaluation of the CEO against his key performance objectives and recommends a performance outcome to the Board for approval. The committee periodically reviews the CEO’s key performance objectives to ensure they are an appropriate measure of the CEO’s performance. For further details of the employment arrangements relating to the CEO see CEO remuneration.

The CEO reports to the Human Resources and Compensation Committee at least annually on management succession planning and management development.

Executive performance review

The CEO is responsible for regularly reviewing the performance of his direct reports against their key performance objectives. The formal annual review process is conducted in August each year in respect of the immediately preceding financial year, with the last review conducted in August 2009. This evaluation is undertaken using criteria set annually by the CEO that includes the performance of the business, the accomplishment of strategic and operational objectives and other non-quantitative objectives agreed at the beginning of each financial year. The Human Resources and Compensation Committee reviews and approves the CEO’s remuneration recommendations for his direct reports, including the payment level of their annual short-term incentive and any other variation of the terms and conditions of employment. For further details relating to executive remuneration see Telecom employee remuneration.

Retirement and re-election of directors

Telecom directors have no fixed term of office, but are subject to the retirement provisions contained in the constitution, company policies and relevant stock exchange listing rules. The constitution provides for the retirement of directors at age 70. In addition, under the NZSX Listing Rules, one third (or the number nearest to one third) of directors is required to retire from office at the annual meeting each year, but shall be eligible for re-election at that meeting. The managing director (the CEO in Telecom’s case) is exempted from the requirement to stand for re-election, however, the managing director is counted in determining the number of directors that must retire. Under the ASX Listing Rules, a director must not hold office without re-election past the third annual meeting following the director’s appointment or three years, whichever is the longer. The retiring

annualreport.telecom.co.nz/2009

directors at any annual meeting will be those who have been longest in office since they were last elected.

Telecom’s notice of meeting details those director(s) standing for re-election at Telecom’s annual meeting.

Board access to information and advice

Telecom’s Group General Counsel and Group Company Secretary are responsible for supporting the effectiveness of the board by ensuring that policies and procedures are followed, and for coordinating the completion and dispatch of the board agenda and papers.

All directors have access to senior management, including the Group General Counsel and Group Company Secretary, to discuss issues or obtain information on specific areas or items to be considered at the board meeting or other areas they consider appropriate. The board, board committees and each director have the right, subject to the approval of the chairman, to seek independent professional advice at Telecom’s expense to assist them in carrying out their responsibilities. Further, the board and board committees have the authority to secure the attendance of outsiders with relevant experience and expertise at board meetings.

Directors shareholding

As a matter of board policy, non-executive directors are encouraged to hold Telecom shares. For disclosure of each director’s shareholding see Disclosures – Director share ownership. Directors are required to comply with Telecom’s Insider Trading Policy and Rules when undertaking any trading in Telecom shares. For further information about Telecom’s Insider Trading Policy see Insider trading policy and trading in Telecom shares.

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

During the year, the directors and officers liability insurance was renewed to cover risks normally covered by such policies arising out of acts or omissions of directors and employees in their capacity as such. Insurance is not provided for dishonest, fraudulent, malicious or wilful acts or omissions. It is standard insurance industry practice not to disclose the name of the insurer, the limit of liability purchased or the premium paid.

Meetings of the board and conduct of meetings

The board has eight scheduled meetings each year. In addition, it meets whenever necessary between the scheduled meetings to discuss key strategic issues or urgent business. The chairman and the CEO establish meeting agendas to ensure adequate coverage of key issues during the year. The directors generally receive materials for board meetings seven days in advance of the meeting, except in the case of special meetings for which the time period may be shorter due to the urgency of the matter to be considered.

Executives and other senior employees regularly attend board meetings and are also available to be contacted by directors between meetings. The board and its committees also meet regularly in executive session, without the CEO or other management present. Such sessions, in particular, deal with management performance and remuneration issues, board performance evaluation issues, and discussions with the Group Risk and Audit Manager and external auditors to promote a robust independent audit process.

Attendance at board and committee meetings

The board held eight formal meetings and three special meetings during the year ended 30 June 2009. The table below shows director attendance at these board meetings and committee member attendance at committee meetings.

Board committees

Board committees and membership

Three board committees assist in the execution of the board’s responsibilities – the Human Resources and Compensation Committee; the Nominations and Corporate Governance Committee; and the Audit and Risk Management Committee. The committees have a number of scheduled meetings each year to coincide with the timing of the various responsibilities of that committee. Other committees may be established from time to time to consider matters of special importance or to exercise the delegated authority of the board.

Board and committee meeting attendance for year ended 30 June 2009

BOARD MEETINGS SPECIAL BOARD MEETINGS AUDIT AND RISK MANAGEMENT COMMITTEE HUMAN RESOURCES AND COMPENSATION COMMITTEE NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE

Total number of meetings held 8 3 4 5 4

W Boyd 8 3 4 5 4 M Horn 8 3 4 4 R McGeoch1 8 3 4 5 1 P Reynolds1 8 3 4 2 R Spithill1 8 3 2 K Roberts2 6 3 2 S Semmoto3 3 1 P Reddy4 2 1 3 1 M Tyler5 4 2 2

1. Mr McGeoch, Dr Reynolds and Mr Spithill ceased to be members of the Nominations and Corporate Governance Committee on 6 November 2008.

2. Mr Roberts was appointed a director on 28 August 2008.

3. Dr Semmoto was appointed a director on 24 March 2009.

4. Ms Reddy retired as a director on 2 October 2008.

5. Mr Tyler resigned as a director on 18 February 2009.

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

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

Committee roles, responsibilities and membership

COMMITTEE

Role

Responsibilities

Members as at 30 June 2009

HUMAN RESOURCES AND COMPENSATION COMMITTEE

• To assist the board in overseeing the management of the human resources activities of Telecom.

• Review the current remuneration and human resources strategy, structure and policy of Telecom

• Review and make recommendations to the board on non-executive director remuneration, having regard to any relevant factors (incl shareholder-approved fee pool)

• Review and evaluate the CEO’s performance against key objectives and make recommendations to the board on the CEO’s remuneration

• Review and approve the conditions and terms of employment of the CEO’s direct reports

• Review and recommend to the board, the appointment or termination of the CFO and GGC

• Review and make recommendations to the board with respect to incentive remuneration plans and equity-based plans.

Rod McGeoch (Chair from 6 November 2008) Wayne Boyd Paul Reynolds

AUDIT AND RISK MANAGEMENT COMMITTEE

• To assist the board in its oversight of both the integrity of the financial reporting and risk management framework

• To ensure the independence of the external auditors.

• Oversee all matters concerning the integrity of the financial statements and financial reporting systems and processes

• Ensure compliance with financial reporting and related regulatory requirements

• Consider the adequacy of internal controls after consultation with management and the external and internal auditors

• Review the six-monthly fraud report and make any necessary disclosures to the external auditor

• Ensure that an appropriate risk management framework exists and review principal risks

• Appoint the external auditors (subject to annual shareholder approval)

• Review the external auditors’ qualifications, performance and independence

• Approve the appointment of the internal auditor and review the activities and performance of the internal audit function.

• Review Telecom’s compliance with applicable laws, regulations and standards through Telecom’s compliance frameworks.

Murray Horn (Chair) Wayne Boyd Rod McGeoch

NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE

• To identify and recommend to the board, nominations for members of the board

• To review and develop Telecom’s corporate governance principles and make recommendations to the board.

• Recommend candidates for appointment to the board based on the criteria set out in the board charter

• Oversee the performance evaluation of the board and review board succession planning

• Active involvement in succession planning for the CEO

• Review, on an ongoing basis, the governance structures and processes of the board and make recommendations to the board

• Recommend to the board the removal of any director, subject to the provisions of the constitution

• Make recommendations to the board as to its size.

Wayne Boyd (Chair from 6 November 2008) Murray Horn Kevin Roberts

annualreport.telecom.co.nz/2009

Audit governance and independence

Audit and Risk Management Committee

The Audit and Risk Management Committee includes members who have appropriate financial experience and an understanding of the industry in which Telecom operates. All committee members are independent (in accordance with the independence criteria contained in the board charter and Rule 10A-3 under the US Securities Exchange Act of 1934, as amended, which is restated in the Audit and Risk Management Committee charter) and are financially literate. Committee members (and their family members and entities to which they are related) must not receive (directly or indirectly) any compensation or consultancy, advisory or other fees from Telecom (other than those relating to their services as committee and board members or retirement payments made under the constitution) and must not be an affiliated person of Telecom.

The committee charter requires that at least one member of the committee must be an ‘audit committee financial expert’ as defined in the US Securities and Exchange Commission’s Form 20-F.

The board considers that Murray Horn is an ‘audit committee financial expert’ for the above purposes. Dr Horn is chairman of the Audit and Risk Management Committee and is an independent director.

For the industry knowledge and financial experience of other members of the Audit and Risk Management Committee see

Our company – Board of directors.

The US Securities and Exchange Commission has determined that an audit committee member who is designated as an ‘audit committee financial expert’ is not deemed to be an expert for any other purpose, including for the purposes of section 11 of the US Securities Exchange Act.

External audit independence

The Audit and Risk Management Committee is responsible for making recommendations to the board concerning the appointment of Telecom’s external auditors and their terms of engagement. In August 2008, the board approved the re-appointment of KPMG as Telecom’s auditors for the year ended 30 June 2009. Shareholders approved the board setting the remuneration of the auditors at the annual meeting in October 2008.

The Chairperson of the Audit and Risk Management Committee may invite such persons to attend the committee meetings as deemed necessary. The committee regularly meets with the external auditors without management being present and meets management without the external auditors being present. Committee members may contact the external auditors directly at any time.

See Performance – Auditors’ Reports for the external auditors’ reports for the past financial year.

Telecom is committed to auditor independence. The Audit and Risk Management Committee reviews the independence and objectivity of the external auditors. For this reason the work of the external auditors is limited to audit and related assurance work only.

Under Telecom’s External Audit Independence Policy the Audit and Risk Management Committee must pre-approve all audit and related assurance services provided by the auditors. The committee has delegated pre-approval authority to the committee chairman. All services approved by the committee chairman are reported to the Audit and Risk Management Committee on a quarterly basis. All audit and audit-related assurance services for the past financial year were pre-approved in accordance with Telecom’s policy.

The External Audit Independence Policy requires rotation of audit partners every five years and places restrictions on an audit partner or audit manager being employed by Telecom in another role, and on the external auditors employing Telecom’s CEO, CFO, Group Controller or any other member of Telecom management who has acted in a financial oversight role.

The policy prohibits the auditors from providing certain specified services and is designed to ensure that related assurance services provided by Telecom’s auditors are not perceived as conflicting with the independent role of the auditors.

The general principles to be applied in assessing related assurance services are as follows:

• The external auditors should not have any involvement in the production of financial information or preparation of financial statements such that they might be perceived as auditing their own work. This includes the provision of valuation services where such valuation forms an input into audited financial information

• The external auditors should not perform any function of management, or be responsible for making management decisions

• The external auditors should not be responsible for the design or implementation of financial information systems

• The separation between internal and external audit should be maintained

Aside from core audit services, Telecom’s auditors may provide the following services with prior approval from the Audit and Risk Management Committee:

• Other assurance services (eg, TSO certification, trust deed reporting)

• Accounting policy advice (including opinions on compliance with International Financial Reporting Standards)

• Listing advice

• Accounting/technical training

However, it is not considered appropriate for Telecom’s auditors to provide:

• Book-keeping/other services related to accounting records or financial statements

• The design of financial information systems

• Appraisal/valuation services/opinions as to fairness

• Internal audit services

• Structured finance advice

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

• Due diligence services

• Legal services (these are services that could only be provided by a person who is qualified in law)

• Tax planning, strategy and compliance services

• Management functions

• Broker/dealer/investment advisor/investment banking services

• Services of an expert as an advocate

• Actuarial services

• Provision of temporary staff for appropriate assignments

• Assistance in the recruitment of senior management

• Tax services to employees of Telecom who act in a financial reporting oversight role1

The External Audit Independence Policy can be viewed on Telecom’s website at:

www.telecom.co.nz/abouttelecom/governanceattelecom

Independence of external auditors

It is a requirement of the Audit and Risk Management Committee charter that the committee annually assesses and confirms to the board, the independence of the external auditors after consideration of the External Audit Independence Policy criteria. This includes assessing whether the independence of the external audit process has been maintained in light of the performance of any other assurance services. The Audit and Risk Management Committee undertook this assessment at its meeting in August 2009 and confirmed to the board that it had complied in all respects with the External Audit Independence Policy and that the committee was satisfied as to the external auditor’s (KPMG) independence. As part of this assessment, KPMG confirmed in writing that it has complied with all aspects of the External Audit Independence Policy and provided relevant details in support in compliance with Public Company Accounting Oversight Board rule 3526.

Attendance at annual meeting

Representatives of Telecom’s external auditor will be available at Telecom’s annual meeting to answer shareholder questions about the conduct of the audit and content of the external auditors’ reports.

Controlling and managing risks

Approach to risk management

Through its risk management framework, Telecom identifies, assesses and manages risks that affect its business, including specific pan-Telecom risks arising from the business direction and strategic environment. Telecom’s risk management framework is implemented through business processes, such as business planning, investment analysis, project management and operations management. Specifically, Telecom’s Managing Risk Policy requires Telecom’s business and support groups to:

• Identify risks that relate to the achievement of their business objectives

• Assess those risks and determine if they are acceptable under existing controls or whether additional treatment is required

• Respond appropriately to the risks, based on that assessment

• Monitor and report on the current status of risks and the effectiveness of their controls

This systematic approach to managing risk is performed on a planned or embedded basis and is implemented throughout Telecom.

Management regularly reports to the Board on the effectiveness of Telecom’s management of its material business risks.

For further information on the specific risks facing Telecom’s business, see Performance – Group risk factors.

Risk management roles and responsibilities

Risk management takes place in the context of normal business processes, such as business planning, investment analysis, project management and operations management. In addition, risk is managed through the delegation of authority framework and other Telecom policies that provide a framework for managing specific pan-Telecom risks arising from the company’s business direction and strategic environment. To manage financial risks around treasury transactions, the board has approved principles and policies that specify who may authorise transactions and segregate the duties of those carrying them out.

The Audit and Risk Management Committee is responsible for ensuring that management has established a risk management framework that includes policies and procedures to effectively identify, treat and monitor principal business risks. The committee also regularly reviews Telecom’s risk profile.

Telecom’s Audit and Risk Management Committee receives reports on the effectiveness of the implementation of policies and processes designed to manage risk. Internal audit reports to the Audit and Risk Management Committee on the adequacy and effectiveness of Telecom’s internal controls. The committee regularly reports this information to the board.

CEO/CFO assurance

Although Telecom is not required to comply with the Australian Corporations Act, Telecom requires that its CEO and CFO make an annual declaration in the form set out in s295A of the Australian Corporations Act. The board receives a written assurance from the CEO and the CFO that to the best of their knowledge and belief, the declaration provided by them in the form set out in s295A of the Australian Corporations Act is founded on a sound system of risk management and internal control, and that the system is operating effectively in all material respects in relation to financial reporting risks.

1 For the purposes of this exclusion the following persons inter alia are deemed to perform a financial reporting oversight role: CEO, CFO, Group Controller, Financial Controller and the heads of finance for the New Zealand and Australian businesses.

annualreport.telecom.co.nz/2009

Internal audit

Telecom has an internal audit group based in New Zealand and Australia. The internal audit charter defines the internal audit group’s objectives, scope, independence, responsibilities and authority. The internal audit group’s primary objective is to assist the board and CEO in exercising good governance by providing independent assurance on Telecom’s control and risk management processes. The Audit and Risk Management Committee approves the appointment and replacement of the Group Risk and Audit Manager. The Group Risk and Audit Manager reports to the board through the committee. The internal audit group is independent from the activities and operations it audits, including risk management systems, and has unrestricted access to Telecom’s records and employees. The internal audit group regularly performs audits across Telecom business units in New Zealand, Australia and elsewhere. The internal audit team works to an internal audit plan approved by the Audit and Risk Management Committee. The Audit and Risk Management Committee ensures that the internal audit group is appropriately staffed and that its scope of work is adequate in light of the key risks facing Telecom.

The internal audit and group risk services teams merged in 2008 into the Group Audit and Risk team to provide a more consistent view of risks, their management and control and provide a more explicit link between key risks identified in the business and the internal auditing of processes and controls. The effectiveness of risk management within Telecom will continue to be audited, augmented by regular independent external reviews.

Promoting ethical and responsible behaviour

Internal policies and procedures

All Telecom employees are responsible for ensuring that Telecom carries out its business activities in a way that gives due consideration to all applicable legal requirements, minimises the cost of legal risk and maximises business opportunities. Managers are responsible for making sure their people understand what compliance means in their particular areas, by ensuring appropriate training and compliance information is available.

Telecom has a number of core internal policies and procedures, including:

• Code of Ethics

• Managing Risk Policies, including security and protection, crisis management, fraud and business continuity

• Insider Trading Policy and Guidelines

• Market Disclosure and Communication Policy

• Health and Safety Policy and related protocols

• Human Resources Policies, including employment, remuneration and benefits, equal opportunity, anti-harassment and discrimination

• Legal Compliance Policy

• Information Management Policy

• Technology Policy

• Undertakings Compliance Framework

Further detail on selected policies and procedures is set out below.

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

The Code of Ethics addresses:

• Conflicts of interest

• Receipt of gifts

• Corporate opportunities

• Confidentiality

• Expected behaviours (including fair dealing)

• The proper use of Telecom’s assets and information, compliance with laws and Telecom policies

• Delegated authority

• Reporting issues regarding breaches of the Code of Ethics, legal obligations or other Telecom policies.

Telecom also has a Directors’ Code of Ethics which addresses similar topics and establishes the behaviour expected of directors.

Any amendment or waiver to the Code of Ethics and Directors’ Code of Ethics will be posted on Telecom’s website.

Copies of Telecom’s Code of Ethics, Directors’ Code of Ethics and board charter are available on Telecom’s website at: www.telecom.co.nz/abouttelecom/governanceattelecom and are also available free of charge on request to the Group Company Secretary by emailing telecomboard@telecom.co.nz.

Undertakings compliance framework

The Telecom Undertakings Codes of Conduct form part of the Undertakings compliance framework and explain the legally binding rules in the Undertakings in plain English for Telecom employees. Telecom has produced different versions of the Codes of Conduct, including versions for the board, CEO and the various Telecom business units, to reflect the effect of the Undertakings on the various areas of the business.

The Undertakings Compliance Framework incorporates breach reporting and monitoring and measurement mechanisms to support the business units in assessing their ongoing compliance with the various obligations required by the Undertakings.

Telecom employees and contractors have also completed initial online training and/or attended operational separation workshops and/or have read the appropriate Codes of Conduct. Employees are also required to complete annual refresher training. Telecom reports quarterly through the KPI Reporting framework on certain compliance indicators. These

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

can be found on the Telecom website at:

www.telecom.co.nz/abouttelecom

Escalation procedures and whistle-blowing

Any Telecom employee (including a contractor) who becomes aware of a legal, regulatory, policy, or other compliance issue has a responsibility to report it using either Telecom’s breach reporting, whistle-blowing or financial compliance escalation frameworks. In addition, Telecom has a procedure whereby accounting, auditing or internal control breaches or concerns may be reported confidentially to the Audit and Risk Management Committee.

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

To ensure compliance with these legal requirements the Insider Trading Policy specifies that no director or Telecom employee may buy or sell Telecom shares while in possession of inside information. The policy also states that directors and Telecom employees in possession of inside information cannot directly or indirectly advise or encourage any person to deal in Telecom shares. The policy sets out additional rules for directors, executives, direct reports to the executive and certain other Telecom employees.

Compliance with the Insider Trading Policy is monitored through education and notification by Telecom’s share registrar when any director or officer engages in trading activities. Any breach of the Insider Trading Policy would be regarded very seriously. In addition, as required by the Securities Markets Act 1988 and the Securities Markets (Disclosure of Relevant Interests by Directors and Officers) Regulations 2003, all trading by directors and officers is reported to NZX. Trading by directors is also reported to ASX and NYSE.

Market disclosure policy and shareholder communications

Telecom’s Market Disclosure Policy governs its communications with shareholders and other stakeholders. Telecom is committed to providing comprehensive continuous disclosure to shareholders and other stakeholders and complying with the listing rules of the stock exchanges on which Telecom is listed. Telecom requires certain senior people (the CEO, CFO, Group General Counsel, Group Company Secretary and the General Manager Investor Relations), and in some cases the chairman, to discuss whether information is material prior to its release.

Telecom has appointed a Disclosure Officer (currently the General Manager Investor Relations) who, together with the Group General Counsel, is responsible for ensuring that all material information is lodged as soon as practicable simultaneously with the NZX, ASX and NYSE.

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

Full participation of shareholders at the annual meeting is encouraged. Telecom will be webcasting its 2009 annual meeting live. Shareholders will have the opportunity to submit questions prior to the meeting and will be given the opportunity to ask questions of the chairman, directors and auditors. The webcast will be archived on the Telecom website after the meeting along with a copy of the minutes of the meeting.

Other matters

Independent Oversight Group

The Independent Oversight Group (IOG) was established in 2008 as part of the Undertakings.

The IOG monitors, investigates and reports to the Telecom board and the Commerce Commission on Telecom’s compliance with its Undertakings.

The IOG currently comprises five members, three of whom are independent of Telecom and two of whom are appointed to represent Telecom, as follows:

• The Hon Barry Paterson (Chair) – Independent member

• Dave Frow – Independent member

• Jerry Rickman – Independent member

• Ron Spithill – Non-independent member and non-executive director of Telecom

• Anthony Briscoe – Non-independent member and General Manager of Telecom’s International business unit.

The members of the IOG were appointed by Telecom in consultation with the Commerce Commission.

As required by the Undertakings, Telecom has established Terms of Reference for the IOG setting out the core functions, powers, and the key requirements and responsibilities of the IOG. The IOG also has a charter that contains more detailed provisions governing the appointment of IOG members, meeting procedures and other customary governance matters. Further information about the IOG can be found on the IOG website at www.iog.org.nz. The IOG have advised Telecom that a copy of

annualreport.telecom.co.nz/2009

its 2009 Annual Report will be available on the IOG website in late October 2009.

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

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Remuneration at Telecom

Non-executive director remuneration

Directors’ fees

The total remuneration available to non-executive directors is fixed by shareholders at the annual meeting. The current annual fee pool limit is NZ$1,500,000 and was approved by shareholders at the annual meeting in October 2003. The Human Resources and Compensation Committee annually reviews director remuneration taking into account the responsibilities, skills, performance and experience of the directors and then makes appropriate recommendations to the board. The committee takes advice from independent consultants to ensure that remuneration is in line with other comparable companies in New Zealand and Australia. During the year ended 30 June 2009, the fees paid to non-executive directors were as follows:

• For the chairman NZ$435,000

• For each non-executive director NZ$145,000

• For the chairman of each of the Audit and Risk Management Committee, Human Resources and Compensation Committee and Nominations and Corporate Governance Committee (if a different person than the chairman of the board) NZ$30,000

• For each member of a board committee NZ$15,000 (excluding the chairman and those persons who chair a committee)1

• For the Telecom board representative appointed to the Independent Oversight Group NZ$30,000.

The fees paid to non-executive directors remain the same for the year beginning 1 July 2009.

No director (excluding the CEO) receives compensation in the form of stock options or restricted shares or participates in a bonus or profit-sharing plan.

During the year ended 30 June 2009, the total remuneration paid to directors and the value of other benefits received by the directors of Telecom was as follows:

NAME

TOTAL REMUNERATION1 NZ$

RETIREMENT

ALLOWANCES ACCRUED

AS AT 30 JUNE 20092 NZ$

RETIREMENT ALLOWANCES PAID

DURING THE YEAR

ENDED 30 JUNE 2009

Wayne Boyd 435,000 - -

Murray Horn3 175,000 - -

Rod McGeoch3 175,000 246,800 -

Paul Reynolds4 - - -

Kevin Roberts5 129,770 - -

Sachio Semmoto6 39,428 - -

Ron Spithill7 175,000 - -

Patsy Reddy3, 10 44,709 - 465,000

Michael Tyler8, 10 106,250 - 350,133

Total9 1,280,157 246,800 815,133

1. The figures shown are gross amounts and exclude GST where applicable. In addition to these amounts, Telecom meets costs incurred by directors which are incidental to the performance of their duties. This includes providing directors with telephone concessions (which can include free telephone line rental, mobile phone, national and international phone calls and online services) and paying the cost of directors’ travel. As these costs are incurred by Telecom to enable directors to perform their duties, no value is attributable to them as benefits to directors.

2. For further information on retirement allowances see

Retirement Allowances below.

3. The chairs of the Audit and Risk Management Committee, Nominations and Corporate Governance Committee and Human Resources and Compensation Committee each receive NZ$30,000 per annum as remuneration for these roles (except in the case of Wayne Boyd who, as chairman of the board, does not receive any additional amount for his role as chairman of the Nominations and Corporate Governance Committee).

4. As an executive director, Dr Reynolds did not receive director’s fees during the year ended 30 June 2009. For full details of Dr Reynolds’ remuneration see

CEO remuneration below.

5. Mr Roberts joined as a director on 28 August 2008 and was paid a pro-rated amount for this period.

6. Dr Semmoto joined as a director on 24 March 2009 and was paid a pro-rated amount for this period.

7. Mr Spithill was paid NZ$30,000 as the Telecom board representative on the Independent Oversight Group.

8. Mr Tyler resigned as a director on 18 February 2009 and was paid a pro-rated amount for this period which included a $10,000 payment (pro-rated for the relevant period) to Mr Tyler as an overseas based non-executive director.

9. As noted in footnote 4 above, the total excludes the remuneration of the CEO, Dr Reynolds.

10. Ms Reddy retired and Mr Tyler resigned effective 2 October 2008 and 18 February 2009 respectively. The retirement allowances paid to them were based on the number of years’ actual service prior to 30 June 2007 (when retirement allowances were frozen) and were calculated in accordance with the following formula: A/9 x B

Where:

A = number of years service as a non-executive director prior to 30 June 2007, provided that A shall not exceed 9.

B = sum of fees earned as a non-executive director in the three highest paid years as a non-executive director, pre 30 June 2007.

1 No more than one amount for membership of a board committee will be paid where a director is a member of more than one committee.

annualreport.telecom.co.nz/2009 123

Retirement allowances

The retirement allowances of all non-executive directors in office at 1 May 2004 were grandfathered and the remaining retirement allowances were frozen from 30 June 2007. On the eventual retirement (or death during office) of any such non-executive director, an allowance will be paid to that director. An accrual has been maintained for the current amount of retirement allowances owing to directors appointed prior to 1 May 2004. The accrued amount was frozen at 30 June 2007.

As shown in the table above, Mr McGeoch is the only current director with any retirement allowance owing. Ms Reddy retired and Mr Tyler resigned during the 2009 financial year and were each paid a retirement allowance as detailed in the table above. No director (excluding the CEO) has a service contract with any member of the Telecom group that provides for benefits or remuneration in the event that the service of any such director within the Telecom group is terminated. For details of benefits or remuneration to be paid to the CEO in the event that his or her service is terminated, see CEO remuneration below.

Superannuation

No superannuation was paid to any director for the financial year ended 30 June 2009.

CEO remuneration

Employment agreement

Dr Reynolds, Telecom’s CEO, has an employment agreement that commenced on 27 September 2007. The agreement is not a fixed-term contract. The conditions of employment under the agreement reflect customary conditions that are appropriate to a senior executive operating within the Australasian business community.

Termination benefits under employment agreement

The employment agreement may be terminated by the board on three months’ notice. If the board gives notice of termination within the first three years of employment (Initial Period), Telecom will pay Dr Reynolds an amount equal to the greater of (a) 12 months’ base remuneration or (b) base remuneration for the period from the end of the notice period to the end of the Initial Period and, in either case, a payment equal to 12 months of the annual performance incentive. Where the board gives notice of termination after the Initial Period, the termination payment shall be an amount equal to 12 months’ base remuneration. In addition to the above entitlements, the board also retains sole discretion to determine any entitlements under the CEO’s performance incentive scheme, performance rights scheme and performance entitlements scheme, subject to the rules of these schemes.

The agreement may be terminated by the CEO on three months’ notice if there is a fundamental change that results in Dr Reynolds no longer being the CEO of a publicly listed company. If such a fundamental change occurs, the CEO is entitled to receive a payment as if the board had terminated his employment.

The CEO may also, at any time, terminate the agreement on six months’ notice, during which time period he will continue to receive all remuneration and other entitlements under the agreement.

The board may elect to pay the CEO an amount based on his base remuneration in lieu of all or part of any termination notice period.

In the event that Dr Reynolds is prevented from carrying out his duties by personal accident, death or ill health, the board may in certain circumstances terminate the agreement immediately and make a payment equal to 12 months’ base remuneration to Dr Reynolds.

If the agreement is terminated by the board for serious misconduct or bankruptcy, Dr Reynolds shall be entitled only to the base remuneration and accrued statutory holiday pay to the date of termination. All other entitlements shall be forfeited. There is no redundancy payment provision contained in the employment contract of the CEO.

Remuneration

The CEO’s remuneration package has been set to reflect the scope and complexity of the role; to closely align with the interests of shareholders; to enhance his long-term commitment to Telecom, and to be performance-based so that the package is directly linked to performance outcomes. The remuneration package includes a fixed cash component amount, an incentive award to be paid under the performance incentive scheme and a long term incentive. In previous years, the CEO’s long-term incentive has comprised an allocation of share rights under the performance rights scheme. For the 2009 financial year, it is intended that his long-term incentive be delivered through a combination of share rights granted under the performance rights scheme and entitlements granted under the performance entitlements scheme.

CEO performance incentive scheme

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

The performance incentive scheme is delivered in two parts, 60% by a cash payment and 40% by fully paid ordinary Telecom shares subject to restrictive conditions. The annual target value of the incentive award is NZ$1,750,000 per annum. The maximum target of the incentive award is 175%. At the board’s discretion, 100% of the award may be delivered in cash.

124 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

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

CEO performance rights scheme

The performance rights scheme is designed to link part of the CEO’s remuneration with the long-term performance of Telecom. A grant of share rights equivalent to NZ$2,100,000 under the performance rights scheme were issued to Dr Reynolds on 16 September 2008. Each performance right is granted for no cash consideration, generally with a three year vesting period, and provides the right to purchase one ordinary share in Telecom at a nil exercise price.

The 2008 and 2009 grants will only be able to be exercised if Telecom’s total shareholder return (TSR) meets or exceeds a specific performance hurdle. The performance hurdle has a relative return component, which compares Telecom’s TSR to 20 global integrated telecommunications companies. It also has an absolute return component, which compares Telecom’s TSR to targets set by the board based on independent external advice.

Both the relative and absolute TSR targets have a minimum performance threshold (represented by the 50th percentile performance target) and a stretch performance target corresponding to the maximum vesting outcome (represented by the 75th percentile performance target). Vesting outcomes are structured as follows:

•if only one of the targets is achieved at the 50th percentile level or higher then 25% of the share rights are exercisable at the 50th percentile performance target level, increasing on a straight-line basis such that 50% of the share rights would be exercisable at the 75th percentile performance target

•if the 50th percentile performance target is achieved on both the relative and absolute targets then half of the share rights become exercisable

•if at least the 50th percentile performance target is achieved on both the absolute and relative targets then the number of share rights able to be exercised is determined by the performance target for which the achievement is highest, with 50% of the share rights being exercisable at the 50th percentile performance target level, increasing on a straight-line basis such that 100% of the share rights would be exercisable at the 75th percentile performance target

•if the 75th percentile performance target is achieved on either or both the relative and absolute targets then all of the share rights become exercisable.

Testing to determine whether the performance hurdle was achieved will occur at the end of the vesting period of the grant, and again 12 months later. If the 50th percentile performance target is not met on either the relative or the absolute target on the initial test date then a maximum of 50% of the share rights can be exercised if the 50th percentile target is met or exceeded on the re-test. If the number of shares that would be exercisable on the re-test is greater than the number that were exercised on the initial date then those additional share rights will become exercisable.

Shares issued on the exercise of share rights will be fully paid ordinary shares and will rank equally in all respects with all other ordinary Telecom shares at the date of issue of the shares.

If the CEO’s employment is terminated by the board without notice, any non-vested share rights issued under the performance rights scheme will be forfeited. If employment ceases due to either termination by the board on notice or termination by the CEO following a fundamental change in employment then those grants of share rights that have not reached the initial exercise date and that are more than halfway through the period from commencement to initial exercise date will vest on a pro-rata basis (calculated as the ratio of the period from the commencement date to the termination date divided by the period from the commencement date to the initial exercise date of the grant). If employment ceases for any other reason then any entitlement to vesting of the share rights shall be solely at the board’s discretion.

CEO performance entitlements scheme

The CEO’s long-term incentive for the 2009 financial year is to be delivered through a combination of share rights issued under the performance rights scheme and an issue of entitlements under a performance entitlements scheme. The CEO will receive the same value from the combined issue of entitlements and share rights as he would have received had his long-term incentive been issued solely in the form of share rights.

The performance entitlements scheme has been established due to a shortfall between the number of share rights that Telecom has undertaken to grant the CEO for the 2009 financial year and the number of share rights that were authorised to be issued by shareholders at Telecom’s 2007 annual meeting. The shortfall has arisen due to a number of environmental factors, including the significant decline in world markets since 2007, resulting in a decline in Telecom’s share price. Despite the shortfall, Telecom considers it critical that Telecom honours the contractually agreed levels of remuneration in the CEO’s employment agreement and that the existing levels of the CEO’s remuneration, directly linked to Telecom’s long-term share price, are maintained. It also considers that it is not an appropriate time to materially alter the CEO’s incentive arrangements given the current economic climate and the review of executive remuneration currently being conducted by the Australian and other overseas governments.

The performance entitlements scheme will have substantially the same terms as the performance rights scheme and as such links a portion of the CEO’s remuneration with the long-term performance of Telecom. However, instead of issuing equity securities to the CEO on the vesting of his entitlements, a cash payment equivalent to the market value of the ordinary shares the CEO would have received, had he exercised an equivalent number of share rights under the performance rights scheme, will be made.

annualreport.telecom.co.nz/2009

The entitlements issued for the 2009 financial year will have a three year vesting period and be subject to the same performance hurdles as the 2009 grant of share rights under the performance rights scheme (as detailed above). The CEO will be granted one entitlement for each share right that he would have been entitled to be granted in excess of the remaining 678,910 share rights authorised by shareholders.

Upon vesting of the entitlements, a cash payment will be determined by multiplying the market price of the Telecom shares at the time the entitlements are exercised by the number of entitlements being exercised. The cash payment will therefore be substantially the same as the market value of the ordinary shares the CEO would have received had he exercised share rights under the performance rights scheme.

Upon termination of the CEO’s employment contract, the entitlements will be treated in the same way as any share rights held by the CEO.

Remuneration for period ending 30 June 2009

The table below shows the details of the remuneration earned by and paid to the CEO, Dr Reynolds, for the year ending 30 June 2009.

BASE SALARY (Paid during year ended 30 June 2009)

PERFORMANCE INCENTIVE SCHEME1 (Paid during year ended 30 June 2009)

PERFORMANCE INCENTIVE SCHEME2 (Earned during year ended 30 June 2009)

PERFORMANCE RIGHTS SCHEME3

SPECIAL PAYMENTS4

Paul Reynolds

Chief Executive Officer

NZ$1,750,000

NZ$1,312,500

NZ$3,062,500

NZ$2,100,000

NZ$243,950

1. The performance incentive scheme is delivered in two parts, a 60% cash payment and 40% as fully paid ordinary Telecom shares subject to restrictive conditions. This amount is the actual annual incentive earned for the previous year ending 30 June 2008 and paid in August 2008, being the 2009 financial year.

2. As noted above this figure is made up of a 60% cash payment and 40% as restricted shares. This figure is the actual annual incentive earned for the year ending 30 June 2009 and paid in August 2009, being the 2010 financial year.

3. 668,790 share rights were issued with a value at the time of issue of NZ$2,100,000. The share rights will vest over a three year period subject to the achievement of specific performance hurdles set by the board.

4. Special payments include payment for personal travel between NZ and the UK and accommodation payments as provided in Dr Reynolds’ employment agreement.

Telecom employee remuneration

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

The key principles determined by the Human Resources and Compensation Committee that underpin Telecom’s remuneration policies are:

• rewards are market-competitive to attract and retain talented people

• remuneration is linked to performance so that high levels of performance attract higher rewards

• the overall cost of remuneration is managed and linked to the ability of the company to pay

• rewards to senior management are aligned to those of shareholders

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

All Telecom’s senior management positions are job-sized using an internationally recognised job evaluation methodology. Job evaluation assesses the comparative importance of each position in terms of its impact and accountability and ensures internal equity between positions. It also facilitates comparisons of remuneration data between Telecom positions and those in other companies that are meaningful and accurate. All senior manager position evaluations are confirmed by an independent expert in job evaluation methodology.

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

The Human Resources and Compensation Committee decides Telecom’s position within a comparative market and this determines remuneration ranges. Individual remuneration is set within these ranges taking account of a number of factors including individual performance and capability, specific business needs, the criticality to Telecom of a specific position

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

or individual, market shortages of specific skills, regional differences and economic climate. Remuneration ranges are reviewed annually to reflect movement in market remuneration. Due to the current economic environment, the majority of Telecom employees did not receive pay increases for the 2010 financial year.

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

The variable remuneration component is ‘at-risk’ and entirely performance-based. This component includes specifically designed sales incentives, annual cash-based incentives and equity-based or longer-term incentives. Each scheme links desired performance outcomes with appropriate reward. Sales incentives, specific to sales positions, are designed to drive achievement of sales, customer value and service targets. The annual cash-based incentives, issued via either the senior short-term incentive scheme or the short-term incentive scheme, drives company, business and individual performance and links individual reward to shareholder value. An annual incentive scheme applies at all levels in the organisation with the specific structure and amount of incentive based on position level – senior managers participate in the senior short-term incentive scheme while others participate in a general short-term incentive scheme. In line with market practice, equity-based incentives apply only to senior management positions.

These incentives link rewards of those individuals that directly impact on business performance with improvements in shareholder value.

The overall cost of remuneration is managed and linked to the ability of the company to pay

Telecom has a significant financial investment in its people. Effective growth is dependent on the quality, commitment, innovation and drive of these employees. Telecom aims, in a competitive market, to achieve the appropriate balance between managing overall remuneration costs and investing in people. Telecom sets a conservative position for its fixed remuneration and typically only pays remuneration at a higher market level when performance objectives are achieved. The overall remuneration cost is therefore linked to Telecom’s performance and ability to pay.

The total funding available for annual remuneration increases is based on market movement and is approved by the Human Resources and Compensation Committee prior to the remuneration review. The Human Resources and Compensation Committee monitors remuneration costs and practices to ensure they are in line with policy.

Rewards to senior management are aligned to those of shareholders

The Human Resources and Compensation Committee makes recommendations to the board on senior management incentive remuneration plans, share option and share ownership plans. Senior management remuneration packages comprise a fixed portion and an at-risk portion that is generally only paid when performance objectives are met. Typically Telecom’s executives have approximately 50% of their remuneration package paid as a fixed component. The remaining 50% is at-risk, with generally 30% in the form of an annual cash-based incentive and 20% in the form of an equity-based scheme.

Annual cash-based incentive scheme

The annual cash-based incentive scheme is an integral part of Telecom’s overall approach to competitive performance-based remuneration. It aims to reward individuals for meeting or exceeding individual, business group and company goals that are aligned to Telecom’s strategic direction. Telecom’s performance is based on key financial measures set by the board. The board determines Telecom’s strategy and measures of success and agrees a corporate plan with reference to external performance benchmarks. Based on this agreed plan, targets are set at the beginning of the year with the board assessing performance against these targets following the completion of the financial year. Similarly business group targets are set and assessed. Corporate and business group plans cascade down the company to form the basis of individual performance plans. These plans translate high-level corporate and business group strategies and targets into individual objectives that are specific, measurable, achievable, realistic and time bound. Objectives define, manage and measure individual performance throughout the year. The incentive design balances business performance and individual performance so that above target performance in both results in above target payments, while below target performance in either results in lower incentive payments.

Long-term incentive schemes

Telecom also operates both equity and cash-based long-term incentive (LTI) schemes. These are designed to ensure there is an appropriate balance between short, medium and longer-term performance objectives and to align senior management with shareholder interests where possible. Approximately 520 senior managers currently participate in equity-based incentive schemes. In the last two years Telecom’s LTI programme has been delivered in restricted shares or share rights. Due to Undertakings restrictions, Chorus long-term incentives are delivered via a cash-based scheme.

The total number of shares, share rights and share options on issue under Telecom’s LTI schemes comprised less than 1% of the total shares on issue at 30 June 2009. See note 22 to the financial statements for more details.

Telecom share option scheme

The Telecom share option scheme has operated since 1994. No options have been issued under the share option scheme since

annualreport.telecom.co.nz/2009

September 2005 and in 2008 the board decided that this scheme would be discontinued. The ability to exercise the options that remain on issue is subject to meeting prescribed performance hurdles. A cost of equity performance hurdle applies to all options issued under the share option scheme since September 2003. For these options to be exercised, Telecom’s share price must exceed the option exercise price escalated by the cost of equity less dividends paid, within the applicable period. Until exercised, share options have no voting rights.

Telecom restricted share schemes

In September 2001 restricted shares were introduced as a component of remuneration for selected senior people. Restricted shares are now the primary equity-based mechanism for LTI participants. They are intended to align employee incentives with shareholder value without the dilutionary impact of widespread use of share options.

Restricted shares are delivered via two different mechanisms that provide the same incentive and reward outcomes. These are the Telecom restricted share scheme and the Telecom share rights scheme. The restricted share scheme is only used in New Zealand and the share rights scheme is used in Australia and for New Zealand-based executives. The restricted share scheme and share rights scheme are structured to deliver an equivalent benefit to all participants.

Under the restricted share scheme, shares in Telecom are issued to Telecom Trustee Limited, a Telecom subsidiary. Participants purchase shares from Telecom Trustee Limited with funds lent to them by Telecom and which are held on their behalf by Telecom Trustee Limited. Telecom Trustee Limited cannot exercise any voting rights attaching to the shares. Once vested the shares have the same voting rights as ordinary shares. Generally the shares vest after a three-year period although a reduced period may be used in some cases. If the individual is still employed by Telecom at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. Under special circumstances individuals who cease employment prior to the end of the restricted period can receive a partial award under the restricted share scheme. Restricted shares issued on or after September 2007 may be eligible for dividends.

Under the share rights scheme, participants are granted rights to purchase Telecom shares at a nil cost strike price. Share rights have no voting rights until exercised and generally cannot be exercised for a three-year period. The share rights will be exercisable at the end of the restricted period only if the individual is still employed by Telecom, except in special circumstances. The share rights granted to the majority of executives in the 2008 and 2009 financial years carry the same performance hurdle as that applied to the grant of the CEO performance rights scheme made in the 2008 financial year (as detailed above under CEO remuneration).

Chorus long-term incentive scheme

The Undertakings specify Chorus staff cannot be granted Telecom equity or receive incentives linked to Telecom performance. The Chorus long-term incentive is therefore cash-based. The duration of the cash grants is generally three years with performance criteria determined by the Board and specific to Chorus.

Superannuation

No superannuation was paid to any executive for the financial year ended 30 June 2009. During the financial year ended

30 June 2009, Telecom made pension contributions of NZ$1 million to the New Zealand Government Superannuation Fund (30 June 2008: NZ$1 million; 30 June 2007: NZ$1.5 million;

30 June 2006: NZ$1 million) and A$14.3 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (30 June 2008: NZ$10.3 million; 30 June 2007: NZ$9 million; 30 June 2006: NZ$14 million). With effect from 1 April 2009 the KiwiSaver Act 2008 requires Telecom to make a contribution of 2% of total gross earnings for all New Zealand employees who are contributing to a KiwiSaver superannuation fund. Total KiwiSaver Employer Contribution made by Telecom for the financial year ended 30 June 2009 was NZ$1.9 million (30 June 2008: NZ$266,324).

Executive retirement or redundancy

Typically, the executive service contracts provide that in the event an executive is made redundant, he or she will be entitled to receive redundancy compensation equivalent to the value of nine months of the executive’s total base remuneration entitlement. The executive will also be entitled to receive any incentive scheme entitlement in accordance with the rules of the relevant incentive scheme, in the event of his or her redundancy. Frank Mount is on a fixed-term contract that expires on 8 June 2010. Russ Houlden transferred onto a fixed-term contract effective 1 November 2008 that expires on 10 September 2011. None of the other members of the executive are on a fixed-term contract.

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Remuneration of executives

The table below shows the details of the remuneration paid and earned during the year ended 30 June 2009 for each of the six highest-paid executives continuing in employment with Telecom (excluding the CEO whose compensation is disclosed under CEO remuneration).

BASE SALARY1 (Paid during year ended 30 June 2009)

ANNUAL CASH INCENTIVE2 (Paid during year ended 30 June 2009)

ANNUAL CASH INCENTIVE3 (Earned during year ended 30 June 2009. Paid during year ending 30 June 2010)

LONG-TERM INCENTIVE4

SPECIAL PAYMENTS

NZ$ NZ$ NZ$ NZ$ NZ$

Matt Crockett5 Chief Executive Officer, Wholesale 525,000 281,683 349,676 243,180 Nil

Alan Gourdie Chief Executive Officer, Retail 680,000 Nil 675,494 520,000 41,7856

Russ Houlden Chief Financial Officer 879,148 122,100 1,067,309 239,589 281,2737

Frank Mount Group Chief Transformation Officer 945,365 Nil 952,500 Nil 96,7428

Chris Quin Chief Executive Officer, Gen-i 525,000 219,522 441,643 252,000 Nil

Mark Ratcliffe Chief Executive Officer, Chorus 630,000 367,023 598,805 330,0009 Nil

1. Base salary is the total cost to Telecom of salary and packaged benefits (including motor vehicles and parking) received in the year to 30 June 2009 and includes fringe benefit tax as appropriate. As provided for other Telecom employees, the above individuals and the CEO also receive telephone concessions, which include free telephone line rental, national and international calls, mobile and online services.

2. This amount is the actual annual incentive earned by the executive for the previous year ending 30 June 2008 and paid in August 2008, being the 2009 financial year.

3. This amount is the actual annual incentive earned by the executive for the year ending 30 June 2009 and paid in August 2009, being the 2010 financial year.

4. LTI was delivered in the form of share rights with the exception of Mark Ratcliffe (as described in footnote 9 below)

5. The Undertakings limit the extent to which remuneration in Wholesale can be linked to Telecom performance. The Wholesale CEO therefore carries a different performance hurdle to other executive team members. For the 2008 and 2009 share rights grants, vesting will be based on three year performance of the Wholesale unit against board-agreed key business performance objectives.

6. This figure includes payment for accommodation for a limited period.

7. This figure includes payment for accommodation for the financial year and some relocation and personal travel costs.

8. This figure includes payment for accommodation for the financial year and some personal travel costs.

9. Mark was granted cash LTI of $205,000 with hurdles and a qualification date of 16 September 2010 as the Undertakings specify that as CEO of Chorus his incentives must not include Telecom shares or be linked to Telecom’s overall performance. This figure also includes a payment for a cash-based LTI granted in 2006, which vested during the period.

The aggregate amount of compensation earned by all Telecom executives (including the CEO) during the year ended 30 June 2009 was NZ$20,346,642. This amount reflects the increase in the number of executives in the 2009 year and the recruitment of key local and international talent to help deliver transformational changes. The aggregate amount of long-term incentives earned by all Telecom executives (including the CEO) for the year ended 30 June 2008 but paid during the year ended 30 June 2009 was NZ$3,871,904. This figure also includes the payment to Mark Ratcliffe of cash-based LTI granted in 2006, which vested during the period.

annualreport.telecom.co.nz/2009 129

Aggregate equity holdings and share ownership of executives as at 30 June 2009 – incl number granted, unrestricted, lapsed during the year

NUMBER HELD AT THE START OF THE YEAR1

NUMBER GRANTED DURING THE YEAR AS REMUNERATION

NUMBER VESTED/ ACQUIRED

NUMBER UNRESTRICTED DURING THE YEAR

NUMBER LAPSED/ CANCELLED DURING THE YEAR

NUMBER EXERCISED/ SOLD DURING THE YEAR

NUMBER HELD AT THE END OF THE YEAR

EXERCISE PRICE RANGE

EARLIEST POSSIBLE EXERCISE DATE/TRANSFER DATE RANGE

EXPIRY DATE RANGE

Paul Reynolds

Performance Rights 402,300 668790 Nil n/a Nil Nil 1,071,090 Nil 27/09/08 – 16/09/11 27/12/09 – 16/12/12

Incentive Shares2 Nil 101,991 Nil n/a Nil Nil 101,991 n/a

Russ Houlden

Share Rights 142,488 62,070 68,186 n/a Nil 68,186 136,372 Nil 10/04/10 – 10/04/11 10/07/10 – 10/07/11

Ordinary Shares Nil n/a 68,186 n/a Nil Nil 68,186 n/a n/a n/a

Mark Ratcliffe3

Share Options 655,325 Nil Nil n/a 190,522 Nil 464,803 5.01 – 6.11 19/09/05 – 16/09/08 19/09/09 – 16/09/11

Share Rights 113,890 Nil 55,750 n/a Nil 55,750 58,140 Nil 24/09/10 24/12/10

Ordinary Shares Nil n/a 55,750 n/a Nil Nil 55,7504 n/a n/a n/a

Matt Crockett

Share Options 68,405 Nil Nil n/a Nil Nil 68,405 5.01 19/09/05 – 19/09/06 19/09/09

Share Rights Nil 64,539 Nil n/a Nil Nil 64,539 Nil 16/09/11 16/12/11

Restricted Shares 39,511 Nil Nil 18,194 Nil n/a 21,317 n/a 15/09/09 – 24/09/10 n/a

Ordinary Shares Nil n/a 18,194 n/a Nil Nil 18,194 n/a n/a n/a

Chris Quin

Share Options 207,362 Nil Nil n/a 20,848 Nil 186,514 5.01 – 6.11 19/09/05 – 16/09/08 19/09/09 – 16/09/11

Share Rights Nil 80,255 Nil n/a Nil Nil 80,255 Nil 16/09/11 16/12/11

Restricted Shares 43,816 Nil Nil 17,767 Nil n/a 26,049 n/a 15/09/09 – 24/09/10 n/a

Ordinary Shares 16,422 n/a 17,767 n/a n/a Nil 34,189 n/a n/a n/a

Rod Snodgrass

Share Options 138,148 Nil Nil n/a Nil Nil 138,148 5.01-5.95 01/09/06 – 01/09/07 19/09/09 – 01/09/10

Share Rights Nil 64,969 Nil n/a Nil Nil 64,969 Nil 16/09/11 16/12/11

Restricted Shares 40,606 Nil Nil 19,162 Nil n/a 21,444 n/a 15/09/09 – 24/09/10 n/a

Ordinary Shares Nil Nil 19,162 n/a Nil 19,162 Nil n/a

Tristan Gilbertson

Share Rights Nil 52,869 Nil n/a Nil Nil 52,869 Nil 16/09/09 – 24/09/11 16/12/09 – 16/12/11

Alan Gourdie

Share Rights Nil 165,606 Nil n/a Nil Nil 165,606 Nil 16/09/09 – 16/09/11 16/12/09 – 16/12/11

1 Share options granted under the Telecom share option scheme comprise options to acquire fully paid ordinary shares issued by Telecom. Vesting of options issued post September 2003 are subject to satisfying a cost of equity performance hurdle. All options have a six year life from the date of grant. The exercise price is the average end-of-day market price of Telecom’s shares reported on NZSX in the month immediately preceding the grant date. Share rights have been granted under the Telecom share rights scheme. Scheme participants are granted rights to purchase Telecom shares at a nil cost strike price. Generally, rights granted under the share rights scheme cannot be exercised for a three-year period. Each share right vesting entitles the holder to one ordinary share in Telecom. The 2008 grant of share rights to executives includes a post allocation performance hurdle where Telecom’s TSR performance over the period of the grant determines the level of vesting. Restricted shares have been granted under the Telecom restricted share scheme. Generally, restricted shares vest after a three-year period although a reduced period may be used in some cases. The options, share rights and restricted shares will be exercisable at the end of the restricted period only if the individual is still employed by Telecom, except in special circumstances.

2 Shares issued in accordance with the CEO performance incentive scheme.

3 During the year, Mark Ratcliffe was granted cash LTI of $205,000 with hurdles and a qualification date of 16 September 2010. Mark Ratcliffe received his LTI in cash as the Undertakings specify that as CEO of Chorus incentives must not include Telecom shares or be linked to Telecom’s overall performance.

4 Mark Ratcliffe is not the registered owner of these shares but has a beneficial interest.

Frank Mount does not participate in any equity-based incentive scheme. Tina Symmans will participate in the share rights scheme but has not yet been granted any equity. As at 10 August 2009 there was no change in executives’ equity interests as described above.

130 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Value of equity-based compensation – exercised or lapsed

The following table details equity-based compensation that was granted to executives prior to 30 June 2008, that was exercised, unrestricted or lapsed during the period ending 30 June 2009, and the value derived from those securities.

DATE OF GRANT DATE OF EXERCISE/LAPSE NUMBER EXERCISED/UNRESTRICTED/(LAPSED) EXERCISE PRICE NZ$

Mark Ratcliffe

Share Rights 16 Sept 2005 23 Sept 2008 25,140 0

15 Sept 2006 23 Sept 2008 30,610 0

Share Options 1 Sept 2002 1 Sept 2008 (190,522) $4.94

Matt Crockett

Restricted Shares 15 Sept 2006 15 Sept 2008 7,842 0

16 Sept 2005 16 Sept 2008 10,352 0

Chris Quin

Restricted Shares 15 Sept 2006 15 Sept 2008 10,195 0

16 Sept 2005 16 Sept 2008 7,572 0

Share Options 1 Sept 2002 1 Sept 2008 (20,848) $4.94

Rod Snodgrass

Restricted Shares 15 Sept 2006 15 Sept 2008 8,235 0

16 Sept 2005 16 Sept 2008 10,927 0

Trisha McEwan resigned from Telecom effective 2 April 2009 and as at 30 June 2009 had 352,760 share options, no share rights and 49,983 ordinary shares on issue. During the year 175,911 share options lapsed, 36,724 share rights were exercised and 23,256 share rights were cancelled. In addition 352,760 share options lapsed on 2 July 2009.

Employees

The table below sets out the total number of employees employed by Telecom over the past three financial years.

YEARS ENDED 30 JUNE 2009 2008 2007

Employees 8,535 8,632 8,362

The table below sets out a break down of persons employed by Telecom by business unit and geographic location as at 30 June 2009:

BUSINESS UNIT PERMANENT EMPLOYEES

AAPT 1,260

Chorus 196

Corporate 195

Gen-i 2,804

Wholesale and International 298

Retail 2,211

Technology and Shared Services 1,571

Grand total 8,535

COUNTRY PERMANENT EMPLOYEES

New Zealand 6,953

Australia 1,548

United States 21

Great Britain 9

Singapore 3

United Arab Emirates 1

Grand total 8,535

The majority of Telecom’s employees reside in New Zealand and are employed on individual employment agreements with no fixed terms. The majority of Telecom’s Australian employees are employed on individual employment contracts with no fixed terms. Federal awards, which specify minimum wages and conditions are relevant to some of these Australian contracts.

Fixed term employees and casual contractors are also used occasionally. At 30 June 2009, there were 152 fixed-term employees.

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

annualreport.telecom.co.nz/2009 131

Employee remuneration range

This table shows the number of employees and former employees of Telecom who, in their capacity as employees, received remuneration and other benefits during the 2009 financial year of at least $100,000.

The remuneration figures shown include all monetary payments actually made during the year as well as the cost of all benefits provided and the value of any share options or restricted shares provided during the year. The table does not include amounts paid post 30 June 2009 that related to the period ending 30 June 2009. Employees receive telephone concessions that can (depending on the nature of the concession) include free telephone line rental, national and international phone calls and online services. The remuneration details of those employees paid outside of New Zealand have been converted into New Zealand dollars.

No director of a subsidiary company of Telecom receives or retains any remuneration or other benefits from Telecom for acting as such.

REMUNERATION RANGE (NZ$)

NUMBER OF EMPLOYEES

$1,360,001 - $1,370,000 1

$1,300,001 - $1,310,000 1

$1,240,001 - $1,250,000 2

$1,010,001 - $1,020,000 1

$1,000,001 - $1,010,000 1

$940,001 - $950,000 1

$870,001 - $880,000 1

$750,001 - $760,000 2

$710,001 - $720,000 2

$660,001 - $670,000 1

$650,001 - $660,000 1

$640,001 - $650,000 1

$630,001 - $640,000 1

$610,001 - $620,000 1

$600,001 - $610,000 1

$590,001 - $600,000 1

$580,001 - $590,000 2

$570,001 - $580,000 2

$530,001 - $540,000 1

$520,001 - $530,000 2

$510,001 - $520,000 2

$500,001 - $510,000 2

$490,001 - $500,000 2

$480,001 - $490,000 2

$470,001 - $480,000 1

$460,001 - $470,000 2

$450,001 - $460,000 1

$440,001 - $450,000 2

$430,001 - $440,000 2

$420,001 - $430,000 3

$410,001 - $420,000 4

$400,001 - $410,000 6

$390,001 - $400,000 4

$380,001 - $390,000 3

$370,001 - $380,000 6

$360,001 - $370,000 5

$350,001 - $360,000 1

$340,001 - $350,000 10

$330,001 - $340,000 8

$320,001 - $330,000 13

$310,001 - $320,000 14

$300,001 - $310,000 7

$290,001 - $300,000 15

$280,001 - $290,000 17

$270,001 - $280,000 14

$260,001 - $270,000 26

$250,001 - $260,000 28

$240,001 - $250,000 30

$230,001 - $240,000 27

$220,001 - $230,000 52

$210,001 - $220,000 64

$200,001 - $210,000 78

$190,001 - $200,000 82

$180,001 - $190,000 108

$170,001 - $180,000 130

$160,001 - $170,000 155

$150,001 - $160,000 189

$140,001 - $150,000 243

$130,001 - $140,000 291

$120,001 - $130,000 299

$110,001 - $120,000 394

$100,000 - $110,000 497

Grand Total 2,865

Telecom Annual Report 2009 132

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

DISCLOSURES

Interests’ disclosures

Director share ownership

As at 10 August 2009, directors and executives as a group beneficially owned Telecom shares representing approximately 0.08% of the shares outstanding.

Telecom ordinary shares beneficially owned by directors and executives have the same voting rights as all other ordinary shares of Telecom currently on issue.

As at 30 June 2009, directors had a relevant interest in Telecom shares as follows:

NAME RELEVANT INTEREST IN TELECOM SHARES1

30 JUNE 2009 PERCENTAGE2

Wayne Boyd 43,666 0.002

Murray Horn 10,000 0.001

Rod McGeoch 20,000 0.001

Paul Reynolds 1,173,0813 0.063

Ron Spithill 18,000 0.001

Kevin Roberts 0 0 Sachio

Semmoto 0 0

1 Each director holds a beneficial interest in the shares held.

2 Each percentage stated has been rounded to the nearest 1/1000th of a percent.

3 Held in the form of 1,071,090 share rights and 101,991 restricted shares as detailed in the table under Remuneration – CEO remuneration.

As at 10 August 2009, there was no change in directors’ relevant interests in Telecom shares.

Interests’ register

The following are particulars of entries made in the Interests’ Register for the period 1 July 2008 to 30 June 2009.

Disclosure of director interests

Directors disclosed, pursuant to section 140 of the Companies Act 1993, an interest or cessation of interest in the following entities during the year ended 30 June 2009.

Murray Horn

ENTITY RELATIONSHIP

Ministry of Health, NZ Government Appointed Chair of Minister of Health’s Ministerial Group

Ministry of Health, NZ Government Appointed Minister’s Purchase Advisor

Rod McGeoch

ENTITY RELATIONSHIP

Saatchi & Saatchi Ceased to be Chairman of Trans-Tasman Advisory Board

Paul Reynolds

ENTITY RELATIONSHIP

eAccess Limited Ceased to be a Director

Ron Spithill

ENTITY RELATIONSHIP

Macquarie Bank Ceased to be a Consultant

Singapore Government Appointed Expert Panel Adviser

Good Beginnings Australia Appointed Director

Kevin Roberts

ENTITY RELATIONSHIP

USA Rugby Chairman

Publicis Groupe SA Director

Inspiros Worldwide Limited Shareholder

Red Rose Trust Director and Trustee

Saatchi & Saatchi Worldwide Limited CEO

The New Zealand Edge Founder and Director

Turn Your Life Around Trust Trustee

Sachio Semmoto

ENTITY RELATIONSHIP

eAccess Limited Founder and Chairman

eMobile Limited Founder, Chairman and CEO

Reuters Founders Share Company Director and Trustee

University of Florida Foundation Board Member

annualreport.telecom.co.nz/2009 133

Relevant interest in shares

Directors disclosed, pursuant to section 148 of the Companies Act 1993, the following acquisitions and disposals of relevant interests in Telecom shares during the year ended 30 June 2009:

Paul Reynolds

DATE OF DISPOSAL/ACQUISITION

CONSIDERATION

NUMBER OF SHARES ACQUIRED/(DISPOSED)

16.09.2008

Achievement of pre-specified target levels of performance

101,991 restricted shares1

1 The shares were issued as part of the CEO Performance Incentive Scheme. For further details of this scheme and the restrictions attached to the shares see

Remuneration – CEO remuneration.

The Board authorised, for the purposes of section 161 of the Companies Act 1993, during the year ended 30 June 2009, the entry into the CEO’s employment agreement and the CEO’s performance rights and performance incentive schemes.

Related party transactions

The NZSX Listing Rules define a related party to include a director of Telecom, or any of its subsidiaries, a holder of more than 5% of Telecom’s issued share capital and persons associated with such persons.

Executives do not participate in Telecom’s restricted share scheme, however, restricted shares were issued to executives up until September 2003 and executives may hold restricted shares from prior, non-executive, roles with Telecom. The loans associated with the restricted share scheme are made on interest-free terms. As at 30 June 2009, the amount receivable from executives relating to these loans totalled NZ$0.3 million (30 June 2008: NZ$0.5 million). No executive has been provided with any further loans since becoming an executive.

Key management personnel costs, which include the remuneration of the CEO and the members of the executive team, are disclosed in note 5 to the financial statements. Other related party transactions that are required to be disclosed by IFRS are detailed in note 27 to the financial statements.

Telecom Annual Report 2009

INTRODUCTION

OUR COMPANY

PERFORMANCE

GOVERNANCE

DISCLOSURES

Shareholder and exchange disclosures

Stock exchange listing

The ordinary shares of Telecom Corporation of New Zealand Limited are listed on the NZSX and ASX. Telecom shares are listed on the NYSE in the form of American Depositary Shares (1 ADR is equal to 5 ordinary shares). Due to the Kiwi Share provisions in Telecom’s constitution, NZX has given Telecom’s shares a Non-Standard designation. For further information on the Kiwi Share provisions see Shares and Limitations on shareholdings below and Governance – Kiwi Share.

NZX waivers

Details of all waivers granted and published by NZX within or relied upon by Telecom in the 12 months immediately preceding the date two months before the date of publication of this annual report are available on Telecom’s website at http://investor.telecom.co.nz

ASX listing

Telecom changed its admission category on the ASX from ‘ASX Exempt Foreign’ to ‘ASX Listing’ in the 2002 financial year. As a consequence of becoming fully listed on the ASX, Telecom is required to make the following statements:

• Telecom is incorporated in New Zealand

• Telecom is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act 2001 dealing with the acquisition of shares

• Telecom’s constitution provides that:

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

Shares

As at 10 August 2009, there were 1,862,132,595 shares on issue. This figure includes 1 Kiwi Share, a preference share held by the New Zealand Government. At the same date there were approximately 449 ADR holders in the United States holding 11.2% of the shares.

Telecom has a number of distinct relationships with the New Zealand Government, including as a preference shareholder, regulator and customer. For more information on the Kiwi Share, including the special rights attached to it, see Shares and Limitations on shareholdings below and Governance – Kiwi Share.

annualreport.telecom.co.nz/2009

Dividends declared

The following is a summary of all dividends declared by Telecom since listing in July 1991.

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

2005 NZ cents 9.50 9.50 9.50 10.00 US cents 50.64 52.89 55.28 54.77

2005 Special Dividend NZ cents 10.00 US cents 54.77

2006 NZ cents 9.5 9.5 9.5 7.0 US cents 51.83 51.83 51.83 35.54

2006 Special Dividend NZ cents 5.00 5.00 US cents 27.28 25.38

2007 NZ cents 7.0 7.0 7.0 14.5 US cent 38.41 38.40 41.95 79.94

2008 NZ cents 7.0 7.0 7.0 8.0 US cents 27.06 27.76 26.77 30.27

20091 NZ cents 6.0 6.0 6.0 6.0 US cents 13.81 13.40 16.01 16.242

The amounts above in NZ cents are dividends per ordinary share, the amounts expressed in US cents are dividends per American Depositary Share (ADS). The amount of US cents is calculated based on an approximate exchange rate. The actual US dividend paid is based on the currency conversion exchange rate obtained by The Bank of New York Mellon when converting NZ dollars into US dollars. On 1 April 1997, Telecom’s ADR to ordinary share ratio changed from 1:16 to 1:8. On 25 September 2007, Telecom’s ADR to ordinary share ratio changed from 1:8 to 1:5.

1 The 2009 dividends were paid on the following dates: first quarter dividend on 12 December 2008; second quarter dividend on 13 March 2009, and third quarter dividend on 5 June 2009. The fourth quarter dividend is payable on 18 September 2009.

2 Estimate based on an exchange rate at 8 July 2009 of US$0.6370.

The last date for shareholders to elect to participate in the dividend or Dividend Reinvestment Plan for the fourth quarter dividend approved on 20 August 2009 is 4 September 2009.

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

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

1 July 2004 – 30 June 20051 6.45 5.52 27.37 20.64

1 July 2005 – 30 June 20061 6.26 3.95 24.72 13.71

1 July 2006 – 30 June 20071 5.05 3.88 20.64 13.68

1 July 2007 – 30 June 20081 4.79 3.57 21.90 13.45

1 July 2008 – 30 June 2009 3.81 2.20 13.72 5.46

(b) Quarterly high and low market prices for the last two full financial years:

PERIOD NZ$ PER SHARE US$ PER ADS HIGH LOW HIGH LOW

1 July 2007 – 30 September 20071 4.79 4.02 21.90 15.84

1 October 2007 – 31 December 2007 4.60 4.17 17.55 15.24

1 January 2008 – 31 March 2008 4.35 3.74 16.85 14.87

1 April 2008 – 30 June 2008 4.06 3.57 16.10 13.45

1 July 2008 – 30 September 2008 3.81 2.72 13.72 8.77

1 October 2008 – 31 December 2008 2.95 2.20 9.52 5.76

1 January 2009 – 31 March 2009 2.70 2.26 7.29 5.46

1 April 2009 – 30 June 2009 2.83 2.30 8.93 6.56

(c) Monthly high and low market prices for the last six months and the period ended 10 August 2009:

PERIOD NZ$ PER SHARE US$ PER ADS HIGH LOW HIGH LOW

1 February 2009 – 29 February 2009 2.70 2.37 7.29 5.82

1 March 2009 – 31 March 2009 2.46 2.26 6.83 5.46

1 April 2009 – 30 April 2009 2.82 2.30 8.01 6.56

1 May 2009 – 31 May 2009 2.83 2.46 8.41 7.54

1 June 2009 – 30 June 2009 2.74 2.51 8.93 8.00

1 July 2009 – 31 July 2009 2.88 2.64 9.49 8.22

1 August 2009 – 10 August 2009 2.86 2.75 9.52 9.08

1 Historic prices retrospectively restated to reflect the impact of both the capital return and ratio change of ordinary shares to ADRs in September 2007. For more information on the capital return and ratio change see note 21 to the financial statements.

Share buybacks

There were no share buybacks for the period ended 10 August 2009. Telecom announced on

5 September 2008 that it would not proceed with the on-market share buyback of its ordinary shares in respect of the dividend payable on 12 September 2008. Telecom confirmed on 7 November 2008 that it would discontinue with quarterly share buybacks until further notice.

annualreport.telecom.co.nz/2009

Shareholders

Current substantial security holders

According to information publicly available to Telecom via notices filed pursuant to the New Zealand Securities Markets Act 1988, the beneficial owners of 5% or more of Telecom’s ordinary shares were as follows:

OWNER

NUMBER OWNED AS AT 30 JUNE 2009

% OF CLASS AT 30 JUNE1

2009 2008 2007

AXA Group2 204,339,453 10.97 8.79 N/A

Commonwealth Bank of Australia Group2 93,644,110 5.03 10.59 7.79

Lazard Asset Management Pacific Co 113,248,376 6.08 6.15 6.04

1 The percentages quoted are based on the issued share capital of 2,019,998,237 shares as at 30 June 2007, 1,825,707,911 shares as at 30 June 2008 and 1,862,098,154 as at 30 June 2009. Accordingly, the percentages may differ from those notified to NZX by the share-holder at the time of the transaction.

2 The Commonwealth Bank of Australia Group and AXA Group have each sought and been granted approval by the board and Kiwi Shareholder to acquire a relevant interest in 10% or more (but not exceeding 15%) of Telecom shares.

Substantial security holders have the same voting rights as other shareholders.

Twenty largest registered shareholders as at 10 August 2009

RANK HOLDER NAME HOLDING %

1 ANZ Nominees Limited – NZCSD 294,527,241 15.82

2 National Nominees New Zealand Limited – NZCSD 250,599,879 13.46

3 HSBC Nominees (New Zealand) Limited – NZCSD 188,731,063 10.14

4 National Nominees Limited 163,879,552 8.80

5 HSBC Custody Nominees (Australia) Limited 156,854,967 8.42

6 JP Morgan Nominees Australia Limited 142,460,087 7.65

7 HSBC Nominees (New Zealand) Limited – NZCSD 69,620,965 3.74

8 ANZ Nominees Limited 46,262,516 2.48

9 New Zealand Superannuation Fund Nominees Limited – NZCSD 43,445,665 2.33

10 Citibank Nominees (New Zealand) Limited – NZCSD 42,513,670 2.28

11 Accident Compensation Corporation – NZCSD 42,106,746 2.26

12 Cogent Nominees Pty Limited 25,929,047 1.39

13 Citicorp Nominees Pty Limited 19,611,124 1.05

14 AMP Life Limited 15,601,112 0.84

15 Queensland Investment Corporation 14,790,176 0.79

16 Premier Nominees Limited – ING Wholesale Australasian Share Fund – NZCSD 14,485,568 0.78

17 Australian Reward Investment Alliance 13,050,602 0.70

18 Citicorp Nominees Pty Limited 12,866,398 0.69

19 NZGT Nominees Limited – NZCSD 12,661,144 0.68

20 TEA Custodians Limited – NZCSD 11,888,603 0.64

Analysis of shareholding as at 10 August 2009

FROM TO HOLDER COUNT % HOLDING QUANTITY1%

1 1000 14,493 35.25 7,850,058 0.42

1,001 5,000 19,652 47.8 46,546,534 2.50

5,001 10,000 4,094 9.96 29,700,830 1.59

10,001 100,000 2,696 6.56 60,051,839 3.22

100,001 and over 176 0.43 1,717,983,334 92.26

Total 41,111

1 These figures include 4,469,226 restricted shares currently on issue.

Non-marketable parcels – as at 10 August 2009, there were 1,061 shareholders holding between 1 and 99 ordinary shares (a non-marketable parcel under the NZSX listing rules) and 2,697 shareholders holding less than the marketable parcel of A$500 under the ASX listing rules.

Share rights and options – as at 10 August 2009, there were 2,744,262 share rights on issue held by 71 holders and 3,157,750 share options on issue held by 21 holders. The restricted shares, share rights and share options are issued to Telecom employees as part of Telecom’s long term incentive schemes. For more information on these incentive schemes see Remuneration – Long-term incentive schemes.

Telecom Annual Report 2009

INTRODUCTION

OUR COMPANY

PERFORMANCE

GOVERNANCE

DISCLOSURES

Additional shareholder information

Subsidiary company directors

The following people held office as directors of subsidiary companies at 30 June 2009. Those who retired during the year are indicated with an (R). Alternate directors are indicated with an (A).

4PL Solutions Limited S Moutter (R), M Verbiest (R), C Mulholland

AAPT Limited S Moutter (R), P Broad, J Orlando, D Yuile, P Reynolds, R Snodgrass, N Olson

AAPT (NZ) Limited A Parker, M Verbiest (R), C Mulholland

AAPT Finance Pty Limited A Carwardine, T Jerome

AAPT Mobile Pty Limited A Carwardine, T Jerome

AAPT Wireless Holdings Pty Limited A Carwardine, T Jerome

AAPT Wireless Pty Limited A Carwardine, T Jerome

ABN 73 080 394 645 Pty Ltd A McInerney, J Orlando

Asterisk Limited S Moutter (R), M Verbiest (R), C Mulholland, C Quin

Ceritas New Zealand Limited M Verbiest (R), S Moutter (R), C Mulholland

Commerce Solutions Pty Limited A Carwardine, T Jerome

Connect Internet Solutions Pty Limited A Carwardine, T Jerome

Easycall Limited C Mulholland, M Verbiest (R)

Ellipsat Australia Pty Ltd A McInerney, J Orlando

Ferrit Limited S Moutter (R), M Verbiest (R), C Mulholland, R Brayham

Gen-i Australia Pty Limited A Carwardine, C Quin, R Snodgrass, P Broad (R), J Orlando (R)

Gen-i Limited S Moutter (R), M Verbiest (R), C Mulholland, C Quin

Illuminationz Limited S Moutter (R), M Verbiest (R), C Mulholland, C Quin

Magna Data Australia Pty Ltd A McInerney, J Orlando

Magna Systems Pty Ltd A McInerney, J Orlando

Natcorp Partners Ltd D Yuile, A McInerney, J Orlando

Natcorp Securities Ltd D Yuile, A McInerney, J Orlando

PowerTel Ltd S Moutter (R), P Broad, J Orlando, D Yuile, P Reynolds, R Snodgrass, N Olson

Request Broadband Pty Ltd A McInerney, J Orlando

Request Business Solutions Pty Ltd A McInerney, J Orlando

Spectrum Satellite Services Pty Ltd A McInerney, J Orlando

TCNZ (Bermuda) Limited C Adderley, J Collis, M Crockett, P Leath (A), A Briscoe (A), A Parker (A), A Hopkinson (A), A Dyer-Fagundo (A), M Amissah (A), S Davies (A)

TCNZ (United Kingdom) Securities Limited N Olson, W Chee, N Batchelor

TCNZ Australia Investments Pty Limited P Broad, J Orlando

TCNZ Cook Islands Holdings Limited N Olson

TCNZ Cook Islands Limited N Olson

TCNZ Equities Limited M Verbiest (R), A Parker, C Mulholland

TCNZ Finance Limited N Olson, M Verbiest (R), P Reynolds, R Houlden, A Parker, T Gilbertson

TCNZ Financial Services Limited M Verbiest (R), A Parker, C Mulholland

TCNZ Solutions Australia Pty Limited T Jerome, A Carwardine

Teleco Insurance Investments Limited D Lines, C Adderley, A Parker, M Crockett (A), J Collis (A), J Redden (A), P Leath (A), A Hopkinson (A), P Bubenzer (A), S Davies (A)

Teleco Insurance (NZ) Limited A Parker, M Verbiest (R), C Mulholland

Teleco Insurance Limited D Lines, C Adderley, M Verbiest (R), A Parker, J Collis (A), J Redden (A), P Leath (A), M Crockett (A), A Hopkinson (A) P Bubenzer (A), S Davies (A)

Telecom 3G Limited M Verbiest (R), N Olson, C Mulholland

Telecom 3G (Australia) Limited M Verbiest (R), N Olson, C Mulholland

Telecom 3G Holdings Limited M Verbiest (R), N Olson, C Mulholland

Telecom Cook Islands Limited J Mitchell, M Mitchell, S Davies, N Olson, E Wright-Koteka, C Davis (A)

Telecom Corporation of New Zealand (Overseas Finance) Limited M Verbiest (R), A Parker, C Mulholland

Telecom Credit Limited A Parker, M Verbiest (R), C Mulholland

Telecom Directories Holdings Limited M Verbiest (R), A Parker, C Mulholland

Telecom Enterprises Australia Pty Limited P Broad, J Orlando

Telecom Enterprises Limited N Olson, M Verbiest (R), C Mulholland

Telecom Investments Limited A Parker, M Verbiest (R), C Mulholland

Telecom IP Limited M Verbiest (R), C Mulholland, N Olson

Telecom Leasing Limited M Verbiest (R), A Parker, C Mulholland

Telecom Mobile Leasing No.1 Limited A Parker, M Verbiest (R), C Mulholland

annualreport.telecom.co.nz/2009

Telecom Mobile Leasing No.2 Limited A Parker, M Verbiest (R), C Mulholland

Telecom Mobile Limited S Moutter (R), M Verbiest (R), C Mulholland, R Houlden

Telecom New Zealand (UK) Enterprises Limited N Olson, A Parker

Telecom New Zealand Australia Pty Limited P Broad, J Orlando

Telecom New Zealand Communications (USA) Limited A Briscoe, I Neale, L Miller

Telecom New Zealand Finance Limited A Parker, M Verbiest (R), C Mulholland

Telecom New Zealand Finance (No.2) Limited J Collis, C Adderley, T Ammisah (A), A Briscoe (A), A Parker, P Leath (A), A Carroll (A), M Crockett (A), A Hopkinson (A), A Dyer-Fagundo (A), S Davies (A)

Telecom New Zealand International Limited A Briscoe, M Verbiest (R), C Mulholland

Telecom New Zealand International Australia Pty Limited A Briscoe, A Dalziel, K Thompson, T Jerome (R), A Carwardine (R), P Barrett (R)

Telecom New Zealand Japan Kabushiki Kaisha A Briscoe, I Tamagawa, J Mitchell

Telecom New Zealand Singapore Pte Limited A Briscoe, L Seng, J Sullivan

Telecom New Zealand Limited M Verbiest (R), C Mulholland, N Olson, A Parker, R Houlden, T Gilbertson

Telecom New Zealand (UK) Licences Limited A Briscoe, N Batchelor, W Chee, B Millar (R)

Telecom New Zealand UK Limited A Briscoe, N Batchelor, W Chee, B Millar (R)

Telecom New Zealand USA Limited A Briscoe I Neale, L Miller, B Millar (R), A Dalziel

Telecom Pacific Investments Limited N Olson, M Verbiest (R), C Mulholland

Telecom Pacific Limited M Verbiest (R), N Olson, C Mulholland

Telecom Pagenet Limited M Verbiest (R), C Mulholland, A Briscoe

Telecom Purchasing Limited A Parker, M Verbiest (R), C Mulholland

Telecom Retail Holdings Limited S Moutter (R), M Verbiest (R), C Mulholland, N Olson

Telecom Rentals Limited A Parker, M Verbiest (R), C Mulholland

Telecom Southern Cross Finance Limited J Collis, C Adderley, A Parker, M Crockett (A), A Briscoe (A), A Carroll (A), P Leath (A), A Hopkinson (A), A Dyer-Fagundo (A), T Amissah (A), S Davies (A)

Telecom Southern Cross Limited N Olson, M Verbiest (R), C Mulholland

Telecom Trustee Limited M Verbiest (R), C Mulholland, N Olson

Telecom US Leasing Limited A Parker, M Verbiest (R), C Mulholland

Telecom US Leasing No.2 Limited A Parker, M Verbiest (R), C Mulholland

Telecom Wellington Investments Limited A Parker, M Verbiest (R), C Mulholland

Telegistics Repair Limited S Moutter (R), M Verbiest (R), C Mulholland, N Olson

The Mobile Phone Company Limited C Mulholland, M Verbiest (R)

Xtra Limited S Moutter (R), M Verbiest (R), C Mulholland, R Snodgrass

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

Changes in capital

Telecom’s directors have the authority to approve the issue of shares at their discretion, subject to the requirement to act in accordance with the constitution, New Zealand law and the listing rules of the exchanges on which Telecom is listed. There are limitations on shareholdings above certain percentage levels, which are described further below (see Limitations on shareholdings).

Restrictions on ownership

The constitution contains provisions designed to enable Telecom to monitor and enforce the ownership restrictions imposed by the Kiwi Shareholder. These restrictions are described further below (see Limitations on shareholdings).

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

Telecom may redeem redeemable equity securities

Subject to the listing rules of the exchanges on which Telecom is listed and the New Zealand Companies Act 1993 (Companies

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Act), the constitution allows Telecom to redeem redeemable equity securities:

• At its option if permitted by the terms of issue

• At the option of the holder of the redeemable equity securities if permitted by the terms of issue

• On a date for redemption, if any, specified in the constitution, or specified in the terms of issue of the redeemable securities.

Telecom may only redeem redeemable equity securities for consideration that is specified, or calculated by reference to a formula, or fixed by a suitably qualified person who is not associated with or interested in Telecom, in accordance with the Companies Act. In order to redeem securities, Telecom must satisfy the solvency test after the redemption, in accordance with the Companies Act. The board must have resolved and certified that the redemption of the shares is of benefit to the remaining shareholders, and that the consideration for the redemption is fair and reasonable to the remaining shareholders. The board must certify the grounds for its conclusion.

Further capital calls

The constitution empowers the board to make calls on any holder of securities only for any money that is unpaid on that holder’s securities and not otherwise payable at a specified time. An obligation to pay unpaid amounts of the issue price of any securities cannot be cancelled, reduced or deferred except by an ordinary resolution. At the date of this annual report, Telecom’s share register did not include any shares in respect of which amounts were unpaid.

The constitution does not impose a liability on shareholders for any further capital calls by Telecom. In particular, no money is payable for calls or otherwise on shares which were fully paid at the time the constitution was adopted or on the Kiwi Share (which is the one preference share held by the New Zealand Government).

Sinking fund provisions

The constitution does not contain any sinking fund provisions.

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

Share in Telecom’s profits

The constitution does not provide shareholders with any additional rights to share in Telecom’s profits other than the right to dividends as described below (see Dividend rights) and the right to share in the distribution of Telecom’s surplus assets as described below (see Share in surplus on liquidation).

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

Remuneration

The board may authorise, without shareholder approval:

• The remuneration (excluding issues of equity securities) of any managing director in their capacity as an executive

• Payments to directors of reasonable travelling, accommodation and other expenses incurred in relation to Telecom’s management

• Subject to any applicable restrictions in the NZSX or ASX Listing Rules, any remuneration for work not in the capacity of a director and special payments to directors undertaking additional work not expected of the other directors (an interested director cannot vote as described above), provided the board is satisfied that such remuneration is fair to Telecom.

annualreport.telecom.co.nz/2009

The sums to be paid to the directors for their services as directors (other than for services as the managing director) must be approved by shareholders by ordinary resolution. That approval applies from that determination and to all subsequent years until the shareholders alter that approval by ordinary resolution.

The board has agreed to grandfather retirement allowances in respect of all directors appointed prior to 1 May 2004, as described in Remuneration – Retirement allowances. The payment of retirement allowances to directors appointed prior to 1 May 2004 does not require shareholder approval.

Retirement of directors

One third (or the number nearest to one third if the total number of directors is not a multiple of three) of the directors must retire each year at the annual meeting, but shall be eligible for re-election at this meeting. The directors (other than the managing director, which in the case of Telecom is the CEO) may not retain office for more than three years without offering themselves for re-election.

In addition, the constitution specifies that directors must retire on attaining the age of 70 years. For the provisions in the constitution detailing other retirement requirements see

Remuneration – Retirement and re-election of directors.

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

• In respect of some but not all shares in a class

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

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

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

Shareholders must vote on a show of hands or by voice vote unless a poll is called. A poll may be demanded by:

• The chairman

• At least five shareholders having the right to vote at the meeting

• A shareholder or shareholders having the right to exercise at least 10% of the total votes entitled to be exercised on the business to be transacted at the meeting

• A shareholder or shareholders holding shares that confer a right to vote at the meeting and on which the total amount paid up is at least 10% of the total amount paid up on all the shares that confer that right.

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

Voting rights on director appointments

Shareholders may, by ordinary resolution, appoint by separate resolutions persons who are not disqualified either to fill a casual vacancy, or subject to the maximum number of directors not being reached, to act as an additional director. For the provisions relating to director retirement see Remuneration – Retirement and re-election of directors.

Shareholder resolutions

Under the constitution, matters which require a shareholder resolution include:

• Appointing or removing a director or an auditor

• Adopting or altering the constitution

• Approving a major transaction

• Approving an amalgamation under the Companies Act

• Liquidating Telecom.

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

For more information in relation to Affected Shares see

Limitations on shareholdings below.

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

The Deposit Agreement does not provide ADR holders the right to cause the Depositary to request a meeting of shareholders. See Limitations on shareholdings below in relation to the circumstances where ADR holders could be disenfranchised. Also see Alteration of rights of ADR holders to see other circumstances in which a holder may be disenfranchised.

Limitations on shareholdings

The constitution provides that:

• No person may have a Relevant Interest in 10% or more of Telecom’s voting shares without, and except in accordance with the terms of, the prior written approvals of the board and the New Zealand Government, which is the holder of the Kiwi Share; and

• No person who is not a New Zealand national may have a Relevant Interest in more than 49.9% of Telecom’s voting shares without, and except in accordance with the terms of, the prior written approval of the New Zealand Government, which is the holder of the Kiwi Share.

The term Relevant Interest is broadly defined to include beneficial ownership, the power to vote or control the vote attached to voting shares, the power to acquire or dispose of or control the acquisition or disposition of voting shares, and an interest pursuant to any agreement or arrangement under which any of the foregoing rights arise, whether express, implied, direct, indirect, actual, contingent, present, future, shared with others, legally enforceable or not, which is held directly or by a related body corporate. The term excludes certain limited interests arising from particular financial, custodial, trading and similar relationships.

annualreport.telecom.co.nz/2009

The board may force the sale of Affected Shares (see Disenfranchisement for a description of Affected Shares). The board may also decline to register a transfer of shares (other than a class transfer) if it reasonably believes that the transfer would breach the shareholding limitation restrictions. Each holder of ADRs is also subject to the provisions of the constitution restricting ownership of shares. The board and/or the Kiwi Shareholder may enforce these provisions of the constitution against the Depositary or the Custodian as the registered holders of shares relating to the ADRs that have been issued.

Overseas Investment Act and Regulations

Overseas persons who acquire shares in Telecom must also comply with the Overseas Investment Act and Regulations. The Overseas Investment Act requires that an overseas person obtain consent from the Overseas Investment Office before they enter into certain acquisitions of shares or interests in shares. The acquisitions for which consent is required are acquisitions which result in the overseas person or an associate of an overseas person:

• Acquiring a beneficial entitlement to or interest in 25% or more of the outstanding shares or interests, or the right to exercise or control the exercise of 25% or more of the votes entitled to be cast at a Telecom meeting

• Increasing its entitlements, interests or rights beyond 25%

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

Material contracts

Excluding any contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by Telecom or any member of the Telecom Group which are, or may be, material to the Group. Telecom is subject to the Undertakings, which came into effect on 31 March 2008. For further information on the Undertakings see Our Company – Undertakings.

Exchange controls

The New Zealand dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders. See Taxation – Dividends below, for a description of the taxation on dividend returns to shareholders. Interest payments to nonresident holders of debt securities are subject to Non-Resident Withholding Tax (NRWT), however, issuers may instead seek approval to pay an Approved Issuer Levy (AIL), representing 2% of the interest payments.

Taxation

The following summary is based on tax laws of the United States and New Zealand in effect on the date of this Report, and is subject to changes in United States or New Zealand law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than the United States or New Zealand. This summary does not describe United States federal estate and gift tax considerations, nor state and local tax considerations within the United States, and is not a comprehensive description of all United States federal or New Zealand tax considerations that may be relevant to a decision to purchase, sell or hold ADSs or shares. Furthermore, this summary does not address United States federal income tax or New Zealand income tax considerations relevant to holders of ADSs or shares who are subject to taxing jurisdictions other than, or in addition to the United States and New Zealand, and does not address all possible categories of United States holders, some of which (such as financial institutions, insurance companies, broker-dealers, partnerships and their partners, tax-exempt organisations (including private foundations), holders who own (directly, indirectly, or constructively) 10% or more of Telecom’s voting stock, investors that hold ADSs or shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar) may be subject to special rules. This summary contains a description of the principal United States federal and New Zealand tax consequences of the purchase, ownership and disposition of ADSs or shares by a ‘United States holder’ only (as separately defined in United States taxation and New Zealand taxation below).

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

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

United States tax purposes and persons holding ADSs or shares through such entities should consult their tax advisors.

For United States federal income tax purposes holders of ADSs will be treated as owners of the underlying shares represented by the ADSs.

Dividends

For United States federal income tax purposes any cash distributions paid (without reduction for New Zealand withholding tax, see New Zealand taxation – Dividends) with respect to ADSs or shares out of current or accumulated earnings and profits as determined under United States federal income tax principles (Earnings & Profits) to a United States holder, will be includible in the gross income of such holder as dividend income. Because Telecom does not intend to determine its Earnings and Profits, any distribution paid will generally be treated as a ‘dividend’ for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a ‘qualified foreign corporation’ at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. This reduced rate of taxation will expire for tax years beginning after 31 December 2010. A non-United States corporation (other than a corporation classified as a ‘passive foreign investment company’ for United States federal income tax purposes) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and New Zealand which the Secretary of Treasury has determined is satisfactory for these purposes and we believe we should be eligible for the benefits of the treaty. In addition, because the ADSs are traded on the New York Stock Exchange, they are considered readily tradable on an established securities market in the United States. United States corporations that hold ADSs or shares will generally not be entitled to the ‘dividends received deduction’ generally available for dividends received from United States corporations (and certain non-United States corporations).

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

annualreport.telecom.co.nz/2009

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

Pursuant to the tax treaty between New Zealand and the United States, United States holders are subject to a maximum New Zealand withholding tax of 15% of the gross amount of all cash dividends paid by Telecom. The protocol to the tax treaty signed on 1 December 2008 does not change this rate, except for a United States holder who holds 10% of the voting power in Telecom and meets certain other criteria. When the protocol is ratified the maximum rate for such a person will be 5%.

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

In some cases certain forms of non-New Zealand sourced income derived by Telecom will be entitled to conduit tax relief and when distributed to United States holders, will be subject to total New Zealand tax at an effective rate of 15%. The benefit of the lower effective tax rate in respect of such income can be delivered to a United States holder by payment of an additional dividend equating to any conduit tax relief credit allocated by Telecom to the United States holder. Telecom does not currently have a significant amount of conduit tax relief credits.

As a result of proposed New Zealand tax reforms, it is expected that conduit tax relief will be repealed from 1 July 2009 and replaced with an exemption from New Zealand income tax for certain active business income. As a result, certain forms of non-New Zealand sourced income derived by Telecom will not be subject to NZ tax. If and when this untaxed income is distributed, the distribution to a United States holder will, in the absence of the benefit of a supplementary dividend, be subject to withholding tax of 15%.

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

Share repurchases and cancellations by Telecom are subject to a regime that treats the repurchase or cancellation amount as a dividend to the extent that it exceeds the amount of available subscribed capital in Telecom. Available subscribed capital is essentially the amount paid to Telecom in respect of the issue of shares, less amounts of subscribed capital already returned to shareholders. If the amount paid on cancellation or redemption is less than the amount of Telecom’s available subscribed capital, the payment is generally not treated as a dividend. However,

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

where shares are repurchased off-market pursuant to a pro-rata cancellation and aggregate payments to shareholders are less than 10% of the market value of all shares in Telecom, or to the extent the repurchase is in lieu of a dividend, payments to shareholders are treated entirely as dividends. Where Telecom repurchases shares on-market, amounts received by shareholders are not dividends in the shareholders’ hands. However, to the extent the payments for on-market repurchases exceed the available subscribed capital, tax is effectively required to be paid by Telecom on that excess amount.

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

Other taxes

Ordinarily, interest paid to non-residents is subject to NRWT at either the domestic rate of 15% or a reduced rate under any applicable double tax agreement. However, an issuer of a debt instrument to a non associated non-resident lender may apply to have the instrument registered and the interest made subject to AIL. AIL is a levy payable by the issuer equal to 2% of the interest payments.

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

Other credits

Telecom may from time to time have other tax credits that it is able to attach to dividends. Considerations similar to those applying to imputation credits will arise. However, in the context of a conduit tax relief credit the continuity of ownership requirement focuses on changes in the relative level of New Zealand resident and non-New Zealand resident shareholders in Telecom. If the percentage of New Zealand resident shareholders increases by more than 34% since a conduit tax relief credit (which has not been attached to a dividend) was generated, that conduit tax relief credit is lost and an equivalent tax payment must be made by Telecom. For Telecom, this position is only expected to apply in relation to periods up to 30 June 2009 after which time it is expected that conduit tax relief will be repealed along with the ability to attach such credits to dividends. As already noted above, Telecom does not have a significant amount of conduit tax relief credits.

Legal proceedings

For details of Telecom’s significant legal proceedings and investigations see note 26 to the financial statements.

Documents on display (US)

Telecom files reports and other information with the Securities and Exchange Commission. You may read without charge and copy at prescribed rates any document filed at the public reference facilities of the SEC’s principal office at 100 F Street, NE, Washington, D.C. 205490, United States of America. The SEC also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the SEC. The address of this website is http://www.sec.gov.

Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

annualreport.telecom.co.nz/2009

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

These forward-looking statements include, without limitation, expectations concerning:

• The efficiency of Telecom’s transformation strategy and Telecom’s ability to successfully implement such strategy

• Delivering on the Undertakings

• Telecom’s network and infrastructure development plans, including the upgrade of the XT Mobile Network, a nationwide fibre rollout and PSTN voice-replacement

• Telecom’s 2010 outlook for the group’s adjusted EBITDA, depreciation and amortisation and adjusted net earnings after tax, and expectations for Telecom’s future performance generally

• Capital expenditure and investment plans

• The target dividend payout

• The performance of AAPT and its ability to achieve sustainable and profitable revenue growth and reduction in operating costs

• Cash flow from operations and existing cash and available borrowings are sufficient to fund Telecom’s expected capital expenditure, working capital and investment requirements

• The performance of investments, joint ventures and acquired businesses

• Growth of, and opportunities available in, the communications, IT services, information and entertainment sectors and Telecom’s positioning to take advantage of those opportunities

• The convergence of technologies and growth and opportunities to offer new wave products and services revenues

• Plans for the launch of new products and services and Telecom’s ability to grow its products, including traditional products and services revenue and core and new wholesale products

• Network performance and quality

• The impact of regulatory initiatives on operations, including the impact of the Undertakings and the Government’s national broadband initiative

• The impact of legal proceedings and investigations involving Telecom

• Competition, market shares, prices and growth

• The operating environment and overall market conditions and trends

• When used in this Report, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “plan”, “may”, “could” and similar expressions, as they relate to Telecom, are intended to identify forward-looking statements.

Such forward-looking statements are not guarantees of future performance. Actual results, performance or achievements could differ materially from those projected in, or implied by, the forward-looking statements as a result of various assumptions, risks and uncertainties. In addition to the risks described in Risk factors, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

• Telecom’s ability to successfully implement its transformation strategy

• Telecom’s ability to comply with the Undertakings

• Vigorous competition in the markets in which Telecom operates and the entrance of new competitors to these markets particularly in the New Zealand market for mobile phone services

• The impact of the national broadband initiative in New Zealand

• The impact of further regulation regarding Telecom’s TSO obligations

• Rapid technological changes and convergence of telecommunications, information services and media markets and technologies

• Uncertainties regarding operating new systems and technologies

• Uncertainties about the degree of growth in the number of consumers in the markets in which Telecom operates

• Decreasing revenues from traditional services owing to mobile and other substitution and competitive pressures

• Technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service

• The anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives not being realised

Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

• Significant changes in market shares for Telecom and its principal products and services

• Network or system interruptions owing to natural disasters and other events such as fire, terrorism or sabotage, affecting key facilities, software faults, viruses and power supply loss or overloading

• Use of third party suppliers and the resources available in the New Zealand labour market for delivery of important services

• Uncertainties around acquisitions and investments

• Future regulatory actions and conditions in its operating areas

• Uncertainties around economic conditions within the countries in which Telecom operates

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

annualreport.telecom.co.nz/2009

Glossary

In addition the following terms have the following meanings:

‘ACCC’ means Australian Competition and Consumer Commission.

‘ADR’ means an American Depositary Receipt.

‘ADS’ means an American Depositary Share.

‘ADSL’ means Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire.

‘ADSL2+’ is a form of DSL which extends the capability of basic ADSL by doubling the number of downstream bits.

‘Affected shares’ means those shares which the Telecom Board has specified in a notice to a holder as being held in excess of the shareholding limits established by the constitution.

‘ASX’ means Australian Securities Exchange.

‘CDMA’ means Code Division Multiple Access, a technology used in digital mobile networks.

‘Cloud computing’ is a term for anything that involves delivering hosted services over the Internet. These services are broadly divided into three categories: Infrastructure-as-a-Service (IaaS), Platform-as-a-Service (PaaS) and Software-as-a-Service (SaaS).

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

‘EFTPOS’ means Electronic Funds Transfer Point of Sale and allows sales transactions to be directly debited from the customer’s bank account at the point of sale, through the use of a debit card (usually the same card used with an ATM).

‘FTTN’ means fibre-to-the-node.

‘FTTP’ means fibre-to-the-premise.

‘GSM’ means Global Service for Mobile Communications, a technology used in digital mobile networks.

‘HSNS’ means High speed network service.

‘ICT’ means Information and Communication Technologies.

‘IMS’ means Internet Protocal Multimedia Subsystem (IMS), an architectural framework for delivering Internet Protocal multimedia to mobile users.

‘IOG’ means Independent Oversight Group established in accordance with the Undertakings.

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

‘Kiwi Share’ means the single Telecom preference share held by the New Zealand Government.

‘Kiwi Shareholder’ means the Minister of Finance who holds the Kiwi Share on behalf of the New Zealand Government.

‘MPLS’ means Multi-Protocol Label Switching, an industry term for a data communications technique where labels are used to switch data packets across a network.

‘MVNO’ means mobile virtual network operator.

150 Telecom Annual Report 2009

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

‘Naked UBA’ means a UBA service that is provided without an active analogue telephone service on the same copper pair.

‘NGT’ means Telecom’s Next Generation Telecom business model.

‘NZX’ means NZX Limited.

‘NZSX’ means the main board equity securities market operated by NZX.

‘POTS’ means Plain Old Telephone Service.

‘PSTN’ means the Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices.

‘SME’ means small and medium-sized enterprises.

‘Southern Cross’ means Southern Cross Cables group of companies which consists of two sister companies, Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited, and their subsidiaries.

‘TSLRIC’ means the Total Service Long Run Incremental Cost methodology for determining the cost of a service.

‘TSO’ means the Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001.

‘UBA’ means unbundled bitstream access.

‘UCLL’ means unbundled copper local loop.

‘VDSL’ means very high bit rate digital subscriber line.

‘VoIP’ means Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP.

‘VPN’ means Virtual Private Network, a carrier-provided service in which the public network provides the equivalent of a privately established customer network.

‘WAP’ means Wireless Application Protocol, a communications protocol and application environment used in wireless networks.

‘WCDMA’ means Wideband CDMA, an ITU recognised 3G mobile telephony technology using 5MHz channels to deliver voice and peak data rates from 64 to 384kbps.

‘WiFi’ means Wireless Fidelity, which is wireless networking technology providing wireless connectivity to the internet.

‘WiMax’ means World Interoperability for Microwave Access, a wireless technology standard.

‘WVS’ means Wholesale VDSL2 Service.

‘3G’ means third generation mobile network as defined by the International Telecommunications Union.

annualreport.telecom.co.nz/2009 151

Shareholder inquiries/contact details

Telecom is a company incorporated with limited liability under the New Zealand Companies Act 1993, and domiciled in New Zealand (Companies Office registration number 328287 and ARBN number 050 611 277)

Registered office

Level 6

Telecom House

8 Hereford Street

Auckland

(Prior to 6 July 2009, the registered office was:

Telecom House, 68-86 Jervois Quay, Wellington)

Principal administrative office in Australia

Level 23

680 George Street

Sydney NSW 2000

Ph +61-2-9009 9009

Company Secretary

Craig Mulholland

Annual meeting of shareholders

Telecom’s Annual Meeting of shareholders will be held at the Ellerslie Convention Centre, 80-100 Ascot Avenue, Greenlane, Auckland on Thursday, 1 October 2009 at 10am. A Notice of Annual Meeting and Proxy Form will be circulated to shareholders.

Shareholders with inquiries about transactions, changes of address or dividend payments should contact Telecom’s share registries.

New Zealand registry

Computershare Investor Services Limited

Private Bag 92119

Auckland 1142

Ph +64-9-488 8777

Fax +64-9-488 8787

NZ Toll Free 0800 737 100

Email: enquiry@computershare.co.nz

Website: www.computershare.co.nz

United States registry

Details for Depositary Receipts, Transfer Agent, and Registrar

The Bank of New York Mellon

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh, PA 15252-8516

United States

Toll Free phone number for US domestic calls:

+1-888-BNY-ADRS (+1-888-269-2377)

Number for international calls:

+1-201-680-6825

Email: shrrelations@bnymellon.com

Website: www.bnymellon.com\shareowner

Australian registry

Computershare Investor Services Pty Limited

GPO Box 242, Melbourne

VIC 3001, Australia

Ph 3 9415 4083

Freephone: 1 800 501 366

Fax 3 9473 2500

Email: enquiry@computershare.co.nz

Website: www.computershare.com

Shareholder inquiries about Telecom’s operating and financial performance should be emailed to investor-info@telecom.co.nz or addressed to: General Manager, Investor Relations

Telecom New Zealand

Private Bag 92028

Auckland 1011

New Zealand

Contact phone numbers

Australia 1800 123 350

Canada 1800 280 0398

Hong Kong 800 962 867

New Zealand 0800 737 500

Singapore 800 641 1013

United Kingdom 0800 960 283

United States 1800 208 2130

For more information

http://investor.telecom.co.nz

Telecom Annual Report 2009

INTRODUCTION

OUR COMPANY

PERFORMANCE

GOVERNANCE

DISCLOSURES

This page is intentionally blank.

annualreport.telecom.co.nz/2009 153

This page is intentionally blank.

154 Telecom Annual Report 2009

annualreport.telecom.co.nz/2009

ARBN 050 611 277

Item 19	Exhibits

The following exhibits are filed as part of this annual report:

1	The Telecom Constitution as amended at the Annual Meeting of Shareholders held on 7 October 2004 (submitted to the SEC under cover of Form 6-K dated 14 October 2004) and at the Annual Meeting of Shareholders held on 4 October 2007 (submitted to the SEC under cover Form 6-K dated 13 August 2009).

2.1	Amended and Restated Deposit Agreement between Telecom, The Bank of New York Mellon, and Holders and Beneficial Owners of American Depositary Shares (filed as Exhibit 1 to the Form F-6 dated 30 May 2007).

2.2	Trust Deed dated 17 March 2000, as supplemented by a First Supplemental Trust Deed dated 1 June 2001, a Second Supplemental Trust Deed dated 30 November 2001, a Third Supplemental Trust Deed dated 19 December 2002, a Fourth Supplemental Trust Deed dated 16 December 2003 and a Fifth Supplemental Trust Deed dated 28 February 2005 relating to a Euro Medium-Term Note Programme, between TCNZ Finance Limited as Issuer, Telecom Corporation of New Zealand Limited and several of its guaranteeing subsidiaries named therein as Guarantors, and The Law Debenture Trust Corporation p l c as Trustee (submitted to the SEC under cover of Form 6-K dated 5 December 2001 and 6 September 2005). In addition, Telecom is party to a number of other instruments defining the rights of holders of long-term debt. None of these instruments covers securities in an amount in excess of 10% of Telecom’s total assets. Telecom will furnish copies of those instruments to the SEC upon its request.

4.1	Chief Executive’s (Dr Reynolds) Employment Agreement dated 27 June 2007 and Letter of Offer dated 27 June 2007 (filed as Exhibit 4.8 to the Form 20-F for the fiscal year ended 30 June 2007), plus the amending Remuneration Letters dated 12 August 2008 (filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2008) and dated 20 August 2009.

4.2	Chief Executive Officer Performance Incentive Scheme 2007 (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2008).

4.3	Chief Executive Officer Performance Rights Scheme 2007 (filed as Exhibit 4.3 to the Form 20-F for the fiscal year ended 30 June 2008).

4.4	Chief Executive Officer Performance Entitlements Scheme 2009.

4.5	Telecom Share Option Scheme Rules (filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2006 and filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2007).

4.6	Telecom Restricted Share Scheme Rules relating to allocations made prior to August 2007 (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2005, filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2007 and filed as Exhibit 4.6 for the fiscal year ended 30 June 2009).

4.7	Telecom Share Rights Scheme relating to allocations made prior to August 2007 (filed as Exhibit 4 3 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4.3 to the Form 20-F for the fiscal year ended 30 June 2006, filed as Exhibit 4.4 to the Form 20-F for the fiscal year ended 30 June 2007 and filed as Exhibit 4.7 for the fiscal year ended 30 June 2009).

4.8	Forms of Director appointment letters for directors appointed after 1 May 2004 and forms of Director confirmation of appointment letters (filed as Exhibit 4.7 to the Form 20-F for the year ended 30 June 2004).

4.9	Telecommunications Service Obligations Deed for Local Residential Telephone Service (submitted to the SEC under cover of Form 6-K dated 23 January 2002)

4.10	Telecom Separation Undertakings dated 31 March 2008, Telecom Separation Plan dated 31 March 2008, and two side letters each dated 30 March 2008 (submitted to the SEC under cover Form 6-K dated 26 August 2008) and varied Telecom Separation Undertakings dated 10 June 2009 (submitted to the SEC under cover Form 6-K dated 13 August 2009).

Certain schedules, exhibits or annexes have been omitted. Telecom hereby undertakes to provide them to the SEC upon its request.

8	List of Significant Subsidiaries-see Note 28 to financial statements on page 108.

11	The Code of Ethics and Directors’ Code of Ethics (filed as Exhibit 11 to the Form 20-F for the year ended 30 June 2004)

12.1	Certifications under section 302 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2009 by the Chief Executive Officer.

12.2	Certifications under section 302 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2009 by the Chief Financial Officer.

13.1	Certifications under section 906 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2009 by the Chief Executive Officer.

13.2	Certifications under section 906 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2009 by the Chief Financial Officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

TELECOM CORPORATION OF NEW ZEALAND LIMITED

/s/ Paul Reynolds
By:	Paul Reynolds
Its:	Chief Executive Officer

Date:	21 August 2009