Form 20-F
period 2011-06-30
TELECOM CORP OF NEW ZEALAND LTD
filed 2011-09-13
CIK 875809

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2011

Commission file number 1-10798

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Exact name of Registrant as specified in its charter)

New Zealand

(Jurisdiction of incorporation or organisation)

Telecom House, 167 Victoria Street, Auckland, New Zealand

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

Ordinary shares, no par value	1,924,678,136
Special rights convertible preference share, no par value	1

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

Form 20-F Cross Reference Guide

Item		Form 20-F Caption	Location in this document	From Page
1		Identity of Directors, Senior Management and Advisors
			Not Applicable	-

2		Offer Statistics And Expected Timetable
			Not Applicable	-

3		Key Information
	A.	Selected Financial Data	Performance – Business review - Results	51
			Disclosures – Shareholder and exchange disclosures – Dividends declared	151
			Performance – Financial Statements – Notes to the financial statements – Note 31 (Significant events after balance date)	123
			Performance – Business review – Dividend policy and long-term capital management – Treasury and interest rate management	69
			Performance – Business review – Segmental results – AAPT	62

	B.	Capitalization and Indebtedness
			Not Applicable	-

	C.	Reasons for the Offer and Use of Proceeds
			Not Applicable	-

	D.	Risk Factors	Performance – Business review – Group risk factors	71

4		Information on the Company
	A.	History and Development of the Company
			Introduction – Overview	4
			Our Company – Business operations – History and development	13
			Our Company – Business operations – Strategy	17
			Our Company – Business operations – Organisational structure	17
			Our Company – Business operations – Chorus	19
			Our Company – Business operations – Wholesale & International	21
			Our Company – Business operations – Retail	23
			Our Company – Business operations – Gen-i	25
			Our Company – Business operations – AAPT	27
			Our Company – Business operations – Technology & Shared Services	28
			Performance – Business review – Dividend policy and long-term capital
			management	65
			Disclosures – Shareholders inquiries/contact details	172

	B.	Business Overview	Introduction – Overview	4
			Our Company – Business operations	13
			Our Company – Company review	30
			Performance – Business review – Group result	53
			Performance – Business review – Segmental results	56
			Performance – Financial statements – Notes to the financial statements – Note 2 (Segmental analysis)	89
			Disclosures – Forward-looking statements	167

	C.	Organisational Structure	Our Company – Business operations – Organisational structure	17
			Performance – Financial statements – Notes to the financial statements – Note 28 (Subsidiary companies)	122

	D.	Property, Plant and Equipment
			Our Company – Company review – Networks and systems	30
			Our Company – Company review – Corporate responsibility – Telecom’s environment and resources	47
			Performance – Business review – Dividend policy and long-term capital management	65
			Performance – Financial statements – Notes to the financial statements – Note 15 (Property, plant & equipment)	101

4A		Unresolved Staff Comments
			None	-
5		Operating and Financial Review and Prospects

	A.	Operating Results	Performance – Business review – Group result	53
			Performance – Business review – Executive Summary	53
			Performance – Business review – Principal factors impacting Telecom’s results and key trends	52
			Performance – Business review – Outlook	55
			Performance – Business review – Segmental results	56
			Performance – Business review – Critical accounting policies and recently issued accounting standards	64
			Performance – Financial statements – Notes to the financial statements –
			Note 24 (Financial instruments and risk management)	108
			Disclosures – Forward-looking statements	167

	B.	Liquidity and Capital Resources
			Performance – Business review – Dividend policy and long-term capital management	65
			Performance – Financial statements – Notes to the financial statements – Note 18 (Debt due within one year)	103
			Performance – Financial statements – Notes to the financial statements – Note 20 (Long-term debt)	104
			Performance – Financial statements – Notes to the financial statements – Note 24 (Financial instruments and risk management)	108
			Performance – Financial statements – Notes to financial statements – Note 25 (Commitments)	119
			Disclosures – Forward-looking statements	167

	C.	Research and Development, Patents and Licences, etc.
			Performance – Financial statements – Notes to financial statements – Note 1 (Statement of accounting policies) – Research costs	85
			Performance – Financial statements – Notes to financial statements – Note 1 (Statement of accounting policies) – Intangible assets	85

	D.	Trend Information	Performance – Business review – Principal factors impacting Telecom’s results and key trends	52
			Performance – Business review – Outlook	55
			Disclosures – Forward-looking statements	167

	E.	Off-Balance Sheet Arrangements
			Performance – Business review – Dividend policy and long-term capital management – Off-balance sheet arrangements	69
			Disclosures – Forward-looking statements	167

	F.	Tabular Disclosure of Contractual Obligations
			Performance – Business review – Dividend policy and long-term capital management – Contractual obligations and commitments	69
			Disclosures – Forward-looking statements	167

	G.	Safe Harbour	Disclosures – Forward-looking statements	167

6		Directors, Senior Management and Employees
	A.	Directors and Senior Management
			Our Company – Board of directors	8
			Our Company – Executive team	10

	B.	Compensation	Governance – Remuneration at Telecom	137

	C.	Board Practices	Our Company – Board of directors	8
			Our Company – Executive team	10
			Governance – Governance at Telecom	125
			Governance – Remuneration at Telecom	137

	D.	Employees	Governance – Remuneration at Telecom – Employees	146

	E.	Share Ownership	Governance – Remuneration at Telecom – Telecom employee remuneration	140
			Disclosures – Interests’ disclosures – Director share ownership	148

7		Major Shareholders and Related Party Transactions
	A.	Major Shareholders	Disclosures – Shareholder and exchange disclosures – Shares	150
			Disclosures – Shareholder and exchange disclosures – Shareholders	153

	B.	Related Party Transactions	Performance – Financial statements – Notes to financial statements –
			Note 27 (Related party transactions)	122
			Disclosures – Interests’ disclosures – Related party transactions	149

	C.	Interests of Experts and Counsel
			Not Applicable	-

8		Financial Information
	A.	Consolidated Financial Statements
			Performance – Auditor’s report – United States Opinion	76
			Performance – Financial statements	77
			Performance – Business review – Dividend policy and long-term capital
			management	65

	B.	Significant Changes	Performance – Financial statements – Notes to financial statements –
			Note 31 (Significant events after balance date)	123

9		The Offer and Listing
	A.	Offer and Listing Details	Disclosures – Shareholder and exchange disclosures – Shares – Price history	152

	B.	Plan of Distribution	Not Applicable	-

	C.	Markets	Governance – Governance at Telecom – Telecom’s approach to corporate
			governance	125
			Disclosures – Shareholder and exchange disclosures – Stock exchange listing	150

	D.	Selling Shareholders	Not Applicable	-

	E.	Dilution	Not Applicable	-

	F.	Expenses of the Issue	Not Applicable	-

10		Additional Information
	A.	Share Capital	Not Applicable	-

	B.	Memorandum and Articles of Association
			Disclosures – Additional shareholder information –
			Summary of Telecom’s constitution and key shareholder rights	157

	C.	Material Contracts	Disclosures – Additional shareholder information – Material contracts	157

	D.	Exchange Controls	Disclosures – Additional shareholder information – Exchange controls	163

	E.	Taxation	Disclosures – Additional shareholder information – Taxation	163

	F.	Dividends and Paying Agents
			Not Applicable	-

	G.	Statements by Experts	Not Applicable	-

	H.	Documents on Display	Disclosures – Additional shareholder information – Documents on
			display (US)	166

	I.	Subsidiary Information	Performance – Financial statements – Notes to financial statements –
			Note 28 (Subsidiary companies)	122

11		Quantitative and Qualitative Disclosures About Market Risk
			Performance – Notes to financial statements – Note 24 (Financial
			instruments and risk management)	108
			Disclosures – Forward-looking statements	167

12		Description of Securities Other than Equity Securities

12.D.3		Fees payable by ADR holders

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

To be agreed between Depositary and Telecom as required

(f) General depositary services	To be determined as applicable

(g) Expenses of the Depositary

Including taxes and other governmental charges, cable, telex, fax, or delivery charges incurred at the request of the holder, transfer or registration fees for the registration of the underlying security on any applicable register in connection with the deposit or withdrawal of ADSs, expenses of the Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency) and any other charge payable by the Depositary or its agents.	Expenses are payable by billing holders or by deducting charges from one or more cash dividends or other cash distributions.

Note that the actual amounts charged by the Depositary (or its agents) may differ from those set out above, but may not exceed these levels.

12.D.4 Fees paid by the Depositary to the Company

During the year, Telecom received the following amounts (directly and indirectly) from the Depositary:

Category of income	Amount received USD$(000)
Direct payments
Legal and accounting fees incurred in connection with the preparation of the Form 20-F and ongoing SEC compliance and listing requirements	0
Investor relations (1)	1,506

1,506

Indirect payments
Annual administration and maintenance fees waived	130

1,636

(1)	Includes annual meeting costs, briefing day costs, training costs, and out-of-pocket expenses.

13	Defaults, Dividend Arrearages and Delinquencies
	None	-

14	Material Modifications to the Rights of Security Holders and Use of Proceeds
	Not Applicable	-

15	Controls and Procedures Performance – Business review – Controls and procedures	70

16	Reserved		-

16A	Audit Committee Financial Expert
Governance – Governance at Telecom – Audit governance and independence –
		Audit and Risk Management Committee	131

16B	Code of Ethics	Governance – Governance at Telecom – Promoting ethical and responsible
		behaviour – Code of Ethics	133

16C	Principal Accountant Fees and Services
Performance – Financial statements – Notes to financial statements –
		Note 5 (Operating expenses)	92
		Governance – Governance at Telecom – Audit governance and independence	131

16D	Exemptions from the Listing Standards for Audit Committees
		None	-

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchaser
		None	-

16F	Change in Registrar’s Certifying Accountant
		Not Applicable	-

16G	Corporate Governance
Governance – Governance at Telecom – Telecom’s approach to corporate
		governance – Compliance with NYSE listing standards	125

17	Financial Statements	Not Applicable	-

18	Financial Statements	Not Applicable	-

19	Exhibits	Filed with the SEC

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

Telecom Corporation of New Zealand Limited

Annual Report

For the year ended 30 June 2011

telecom nz

ARBN 050 611 277

Introduction	04	Overview	Governance	125	Governance at Telecom
	05	Chairman’s report		137	Remuneration at Telecom
	06	CEO’s report
			Disclosures	148	Interests’ disclosures
Our company	08	Board of directors		150	Shareholder and exchange disclosures
	10	Executive team		155	Additional shareholder information
	13	Business operations		167	Forward-looking statements
	30	Company review		169	Glossary
				172	Shareholder inquiries/contact details
Performance	50	Key Performance Indicators
	51	Business review
	75	Auditors’ reports
	77	Financial statements
	83	Notes to the financial statements

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

INTRODUCTION

Contents

Financial calendar FY12

October 2011

Annual Meeting

February 2012

Half-year result announced

30 June 2012

Financial year end

This report is dated 13 September 2011 and is signed on behalf of the board of Telecom Corporation of New Zealand Limited by Wayne Boyd, chairman, and Paul Reynolds, chief executive officer.

Wayne Boyd

Chairman

Paul Reynolds

Chief Executive Officer

investor.telecom.co.nz

Overview

This annual report will be filed with the United States Securities and Exchange Commission on Form 20-F and is divided into five sections:

• Introduction | The introduction comes from Telecom’s chairman, Wayne Boyd and CEO, Paul Reynolds. It gives a brief overview of Telecom’s activities for FY11 and a signal of what Telecom expects is to come.

• Our company | Our company provides an overview of the current operating units of Telecom, the current regulatory environment and other aspects of Telecom, including resources, corporate and social responsibility.

• Performance | Performance gives an overview of Telecom’s financial results, as well as the results of Telecom’s current operating units and key risks. It also contains Telecom’s consolidated financial statements for FY11.

• Governance | Governance presents corporate governance at Telecom and provides remuneration information.

• Disclosures | provides additional information required by New Zealand company law, the NZX, ASX and NYSE Listing Rules and additional United States SEC Form 20-F annual report (Form 20-F) requirements.

When used in this annual report, references to the ‘Company’ are references to Telecom Corporation of New Zealand Limited. References to ‘Telecom’ are to Telecom Corporation of New Zealand Limited, together with its subsidiaries and its interests in associates.

All references to financial years (eg, FY11, FY10 and FY09) in this annual report are to the financial year ended 30 June. Certain information required by the United States Form 20-F requirements is contained in Telecom’s FY11 consolidated financial statements, which are included in this annual report. Information required to be stated as at the most recent practicable date, is stated as at 5 September 2011 unless expressly stated otherwise. References to notes are references to notes to the consolidated financial statements.

References to US$, USD or US dollars are to United States dollars, references to A$ and AUD are to Australian dollars and references to NZ$ and NZD are to New Zealand dollars.

References to Telecom’s WCDMA mobile network are to Telecom’s 3G wideband 850MHz/2100MHz mobile network which was launched in May 2009 and in 2012 will eventually replace Telecom’s CDMA mobile network. Telecom’s branded XT mobile network operates, along with other MVNOs, on Telecom’s WCDMA mobile network. References to Telecom’s CDMA mobile network are to Telecom’s CDMA network that carries voice traffic and data at a lower relative speed, which Telecom has announced will close in July 2012.

Any references to documents and information included on external websites, including Telecom’s website, are provided for convenience alone and none of the documents or other information on those websites is incorporated by reference in this annual report. Reference to legislation is to New Zealand legislation and the Government is to the New Zealand Government, unless specifically stated otherwise.

See Glossary for other definitions.

Information on the proposed demerger is discussed briefly under Regulation, Operating Environment and Disclosures-Material Contracts. Detailed information about the proposed demerger and New Telecom and New Chorus is included in the Scheme Booklet dated 13 September 2011, which is available on Telecom’s website at http://investor.telecom.co.nz, and the NZX and ASX websites, and will be furnished to the SEC under cover of Form 6-K on or about 14 September 2011.

Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Chairman’s report

Wayne Boyd, Chairman

Your company has taken massive strides in FY11, building on the strategies already in place, making the management decisions necessary to reduce operational costs and ensure continued competitiveness and preparing for a new telecommunications landscape shaped overwhelmingly by ultra-fast broadband.

In all of these areas, we have had a successful 12 months. I have been proud to chair Telecom at a time when the Company did so much to support the people of Canterbury and the West Coast during great tragedy and disruption. In Christchurch and Canterbury, our focus is now on helping locals get back to business and playing our role as a major employer and contributor to the local economy.

The pace of work in FY11 barely let up. We stayed focused on our mission to be number one in broadband, mobile and ICT, maintained our compliance with our operational separation Undertakings and made a massive effort to bring our UFB and Rural Broadband Initiative proposals to fruition.

A significant reduction in operating costs in FY11 showed that Paul Reynolds and his management team kept a tight rein on all types of spending across the Company. Spending has been reprioritised, subjected to rigorous evaluation and reduced wherever possible.

Keeping our spending under control is a key part of staying competitive in the New Zealand market, in which consumers have greater choice of networks, products and services than ever before.

Following the peak of spending for infrastructure and regulation in prior years for investment programmes and management action the level of capital expenditure also reduced significantly in FY11, although it’s clear that Telecom’s investment continues to underpin much of the telecommunications industry in New Zealand.

Chorus’ selection in May as the Government’s preferred participant in 24 out of 33 UFB regions was a signal moment in the history of Telecom.

We firmly believe that the deal we reached with the

Government is in the best interests of you, our shareholders, as well as the industry and New Zealand as a whole.

Indeed, we have been rigorous in applying this same filter – shareholder interest – to all of our involvement, discussions and proposals with respect to the UFB scheme from its inception. In town and country Telecom is a key player in New Zealand’s telecommunications revolution. Chorus is already working with Vodafone to rollout improved broadband infrastructure in support of the Government’s Rural Broadband Initiative. At the board table, we farewelled Sachio Semmoto last November and thank him for the special insights and perspectives he brought to the board’s work at a period of cascading change for our Company and industry.

Longstanding director Rod McGeoch stepped down from the board in September last year. Rod first joined the board in April 2001, when the New Zealand telecommunications landscape was vastly different. The board thanks Rod for the important part he’s played in helping to navigate Telecom into the new era.

I am looking forward to our Annual Meeting on 26 October, which by any measure promises to be an historic day for our Company.

A fourth quarter dividend of 7.5 cents per share and a special dividend of 2 cents per share has been declared for the fourth quarter of FY11 and will be fully imputed.

Thank you for your support of Telecom.

Wayne Boyd

Chairman

investor.telecom.co.nz

CEO’s report

Paul Reynolds, Chief Executive Officer

It was another momentous year for Telecom and for the New Zealand market: a year of achievement, preparation for an exciting future, and a year in which the very best qualities of Telecom’s people came to the fore.

Indeed, preparing for a telecommunications landscape dominated by ultra-fast broadband, and getting Telecom in the best possible competitive shape, has been the key theme in Telecom’s progress in FY11.

There is no question that competition in the New Zealand and Australian markets intensified significantly in FY11 and customers again benefited from lower prices and better-performing products.

Against that backdrop, it is pleasing to note that Telecom significantly sharpened its competitiveness and improved customer satisfaction in retail, wholesale and enterprise markets. Our relentless focus on ‘customers at our heart’ is paying off.

The financial results show very encouraging progress and momentum.

Adjusted free cash flow increased significantly in FY11 compared with FY10. This achievement reflects strong market performance, lower costs of operations and a substantial reduction in capital expenditure, the latter following the peak of spend for transformation and regulation investment programmes in prior years, and a focus on delivering better value from new developments.

We have taken significant action to embed lower cost practices in our operations, including the in-sourcing of technical support and other services. That initiative alone has delivered savings of many millions of dollars.

We reduced operating costs significantly in FY11 when compared to FY10, making vital progress in our ability to meet customers’ lower price expectations by serving their requirements more efficiently.

We made good progress in strengthening Telecom’s Australian business too, including the sale of AAPT’s Consumer business last September. AAPT, in consequence, is now a focused carrier serving the Australian wholesale and enterprise markets.

Simplification of products and processes has been another operational focus for Telecom in FY11. As part of a major restructuring, we established a centralised product management division with a brief to simplify and reduce our range of products in consumer and business markets. Leadership in mobile, ICT and broadband remains the key market focus.

The number of connections on our XT mobile network is now well past the one million mark. We are seeing a significant growth in high-ARPU smartphone users, as they take advantage of the performance capabilities of Telecom’s mobile network.

The pending closure of our legacy CDMA mobile network will help to underpin XT’s momentum.

In FY11 our Gen-i business secured major ICT and mobile contracts with Air New Zealand, Fletcher, Westpac and Fonterra. Transformation within Gen-i continues, focused on network-delivered services and integrated solutions in support of private and public sector clients.

On the broadband front, Telecom has much to celebrate, with the total number of customers served by our products rising to 1,065,000. Our investments and services have greatly enhanced the broadband experience New Zealanders receive and our central role in the new era of ultra-fast broadband will ensure continued progress

We were delighted to have Chorus selected as the preferred participant in 24 of 33 regions for the Government’s UFB programme. These regions include the major population centres of Auckland and Wellington.

Through a lengthy and tough negotiation process, Telecom worked hard to find innovative ways to keep the expected deployment costs of the new UFB network at an acceptable level, while ensuring a high quality network will be made available to New Zealanders.

Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

The selection of Telecom is testament to the capability and track record of Chorus, as exemplified by the smooth rollout of the existing fibre-to-the-node programme across New Zealand. In FY11 a further 1,185 new fibre-fed cabinets were installed.

With Chorus as the Government’s leading fibre partner if the proposed demerger proceeds, it will play a central role in laying down ultra-fast broadband to 75% of households over the next ten years. Work has already begun, with priority being given to the health and education sectors.

Telecom was also successful in its joint bid with Vodafone for the Rural Broadband Initiative. The reach and influence of faster broadband across rural and remote parts of New Zealand is set to expand greatly, with Chorus again featuring as a key player in the rollout. Telecom is delighted to be playing its part in providing a better broadband experience to rural New Zealand, where so much of the country’s economic wealth is generated.

Of course, in FY11 New Zealand unfortunately witnessed more than its fair share of natural disasters. When the earthquakes struck Canterbury in September and February, Telecom and its people were there to act as a ‘fourth’ emergency service. Our mobile and fixed networks showed remarkable resilience, allowing Canterbury people to stay in touch with their loved ones.

With a very large workforce of our own in Christchurch, we have worked hard to establish new premises to keep our operations in the region up and running and to play our part in planning for the city’s reconstruction.

It was a similar story in the aftermath of the tragedy at the Pike River mine last November. We quickly boosted mobile telecommunications in the vicinity of the mine and in the weeks that followed assisted affected families in a number of ways.

These efforts in Canterbury, Pike River and elsewhere remind us of the scope and influence of Telecom’s operations and the reality that our business is fundamentally based around our people and the spirit they bring to their work.

That same ethos underpins the newly launched Telecom Foundation, bringing a sharper, more rational focus to our support for the charitable sector in New Zealand.

Allied initiatives, such as payroll giving and the institution of volunteering days for staff, will continue the momentum.

Telecom’s scope and influence, and our capacity to do good across New Zealand, will remain as our Company prepares for a very different future.

I thank all Telecom people for the vital part they have played through all the vicissitudes and drama of another momentous year for your Company, for the telecommunications industry and for New Zealand.

Paul Reynolds

Chief Executive Officer

investor.telecom.co.nz

OUR COMPANY

Board of directors

The directors of Telecom (including the CEO) are as follows:

Wayne Boyd

LLB (Hons)

CHAIRMAN

Independent

Term of office

Appointed director 1 July 2004, appointed chairman effective 1 July 2006 and last re-elected at the 2009 Annual Meeting.

Board committees

Chair of the Nominations and Corporate Governance Committee; member of the Audit and Risk Management Committee; member of the Human Resources and Compensation Committee.

Wayne has extensive experience in law and merchant banking. He is a director of Vulcan Steel Limited and former chairman of Auckland International Airport Limited, Freightways Limited, Meridian Energy Limited and spent ten years as an independent director on Ngai Tahu-owned commercial companies.

Wayne has been involved with community organisations as a director of Sports and Recreation New Zealand and chairman of both the New Zealand Blood Service Limited and the New Zealand Hockey Federation.

Wayne has conditionally resigned from the board. His resignation will take effect from the demerger date.

Murray Horn

PhD (Harvard University);

MCom (First Class Hons); BCom

NON-EXECUTIVE DIRECTOR

Independent

Term of office

Appointed director 1 July 2007 and last re-elected at the 2010 Annual Meeting.

Board committees

Chair of the Audit and Risk

Management Committee; member of the Nominations and Corporate Governance Committee.

Murray chairs the Government’s National Health board and previously held a number of senior executive roles with ANZ Banking Group, including leading the group’s New Zealand operations. He was secretary to the New Zealand Treasury and has served on a number of boards, including the New Zealand Tourism board. He has represented New Zealand at the OECD, as a governor at the World Bank and as an alternate director at the International Monetary Fund.

Murray received his doctorate from Harvard University in 1989 and has been awarded a number of academic honours in both New Zealand and the United States.

Paul Reynolds

PhD; BA (First Class Hons)

EXECUTIVE DIRECTOR

Not Independent

Term of office

Appointed chief executive officer 27 September 2007 and managing director 4 October 2007.

See Executive team for information on Paul Reynolds.

Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Kevin Roberts

NON-EXECUTIVE DIRECTOR Not Independent

Term of office

Appointed director 28 August 2008 and elected at the 2008 Annual Meeting.

Board committees

Member of the Nominations and Corporate Governance Committee and the Human Resources and Compensation Committee.

Kevin has extensive international experience in brand, marketing and customer satisfaction and is CEO for Saatchi & Saatchi worldwide. He is a member of the Directoire of Publicis Groupe. He is an honorary professor in the Faculty of Business and Economics at the University of Auckland and an honorary professor of creative leadership at Lancaster University. He is a private sector ambassador to the New Zealand/ United States Council and in 2006 was appointed chairman of the USA Rugby board. Previously, Kevin held senior management and marketing positions with Procter & Gamble, Pepsi-Cola and Lion Nathan. He has undertaken pro-bono work for the Antarctic Heritage Trust, co-founded New Zealand Edge and served on the New Zealand Rugby Football Union board. Kevin is also a trustee of the Turn Your Life Around Trust. He has been awarded honorary doctorates by the University of Waikato, the International University of Geneva, the Peruvian University of Applied Sciences in Lima and Lancaster University.

Sue Sheldon CNZM

BCom; FCA

NON-EXECUTIVE DIRECTOR Independent

Term of office

Appointed director 21 June 2010 and elected at the 2010 Annual Meeting.

Board committees

Chair of the Human Resources and Compensation Committee and member of the Audit and Risk Management Committee. Sue is a professional company director. She is a director of Contact Energy Limited, Freightways Limited, Paymark Limited and the Reserve Bank of New Zealand and former director of Smiths City Group Limited, Wool Grower Holdings Limited and Wool Industry Network Limited. Prior to moving into the role as professional director, Sue practised as a Chartered Accountant. She is a former president of the New Zealand Institute of Chartered Accountants and was made a Companion of the New Zealand Order of Merit for services to business.

Sue has previously held directorships in Meridian Energy Limited, Ngai Tahu Holdings Limited, Christchurch International Airport Limited and Assure New Zealand Limited and is the former chair of the National Provident Fund. She has extensive experience as both chair and member of audit and risk committees. For some years Sue has been involved with the governance of Girl Guiding New Zealand, the leadership organisation for girls and young women.

Sue has conditionally resigned from the Telecom board. Her resignation will take effect from the demerger date when she will be appointed to the board of New Chorus as Chair.

Ron Spithill

BSc Technology; Graduate Harvard Executive Program; FTSE

NON-EXECUTIVE DIRECTOR Independent

Term of office

Appointed director 2 November 2006 and last re-elected at the 2009 Annual Meeting.

Board committees

Ron is the Telecom board representative on the Independent Oversight Group.

Ron is a director of the Glaucoma Council of Australia and Good Beginnings Australia and has been appointed as a consultant for the Singapore Government. Ron has been appointed as a director on the board of Vodafone Hutchinson Australia Pty Limited and has also been appointed director on the board of Hutchison Telecommunications (Australia) Pty Limited.

Ron has an extensive background in the telecommunications industry. He was previously president of Alcatel Asia-Pacific, responsible for operations in 16 countries and employing approximately 10,000 people, executive vice-president and chief marketing officer of the Paris-based Alcatel Group and vice-chairman of Alcatel Shanghai Bell. He has been chief executive officer and chairman of Alcatel Australia and chairman or director of eight other Alcatel group companies in Asia. Ron has been an adviser to a number of governments, including those of Malaysia and China. He is a former president of the Telecommunications Industry Association of Australia. He was made a Distinguished Fellow of the Telecommunications Society of Australia in 2003 and a Fellow of the Australian Academy of Technological Sciences and Engineering in 2007. Ron has conditionally resigned from the board. His resignation will take effect from the demerger date.

Directors who retired during FY11

Rod McGeoch

Independent Director

(resigned as director effective 30 September 2010)

Sachio Semmoto

Independent Director

(resigned as director effective 16 November 2010)

Changes if proposed demerger proceeds

If the proposed demerger proceeds, there will be changes to the Telecom board. Details of the New Telecom and New Chorus boards will be set out in the demerger Scheme Booklet to be published on or around 13 September 2011.

investor.telecom.co.nz

Executive team

Members of the Executive team are as follows:

Paul Reynolds

CEO

Responsibilities

Paul Reynolds was appointed chief executive of Telecom Corporation of New Zealand in September 2007. He has led Telecom through the most significant period of change in its history, including the operational separation of its main businesses following the Telecommunications Act revisions of 2008, and preparation for participation in the Government’s UFB initiative, which involves a further fundamental restructuring of the industry in New Zealand.

Paul has committed to lead Telecom as CEO and as a board member through the demerger process and New Telecom’s successful establishment as an independent Company. It is expected that the New Telecom board will undertake a search process to identify a candidate for CEO of New Telecom to lead the company during FY12/13 and beyond.

Background

Paul’s strong belief is that by putting customers at its heart Telecom can deliver to its full potential for all stakeholders.

Paul has 28 years of experience in the global telecommunications industry. After completing his doctoral studies in geology at the University of London he joined British Telecom and played a central role in the company’s transformation through a range of senior positions in its corporate, UK and international operations. Before coming to New Zealand he was an executive member of the board at BT and CEO of BT Wholesale, one of Europe’s largest and most successful telecommunications wholesale business, with annual revenues at that time of £8 billion and 13,000 employees. There he built a strong track record in the delivery of Broadband Britain, the functional separation of the network to create Openreach and the establishment of BT Wholesale as a major operator of managed network services for other carriers.

Paul has wide international experience as a company director, including with Telecom Corporation of New Zealand (2007 to date), British Telecommunications Plc (2002 to 2007), eAccess in Japan (2003 to 2009) and xConnect Networks in London (2008 to date).

Paul has received international recognition for his work including, in 2006, the Telecommunications Industry Association of America’s ‘Global Icon’ award for leadership and innovation and in 2008 Global Telecoms Business gave Paul its ‘Special Award’ for personal contribution to telecommunications.

He was born and raised near Glasgow, Scotland and graduated with a BA (First Class) from the University of Strathclyde in 1978.

Tristan Gilbertson

Group General Counsel & Company Secretary

Responsibilities

Tristan was appointed group general counsel in July 2008. He leads Telecom’s group legal and corporate services team and is responsible for legal services, internal audit, risk management, compliance, corporate governance, public policy and regulatory affairs. He also oversees the Independent Oversight Group support office.

Background

Tristan is a highly experienced corporate and commercial lawyer, with extensive international experience in telecommunications law and regulation. After practising law with several leading international law firms, Tristan joined Vodafone Group Plc, where he held a number of senior leadership positions, including legal and regulatory director – Asia-Pacific Region and governance director – Europe Region, before joining Telecom in 2008.

Alan Gourdie

CEO, Retail

Responsibilities

Alan joined Telecom in August 2008 as CEO of Telecom Retail. He is responsible for driving Telecom’s commitment to improving the experience of Telecom consumer and SME customers, the performance of Telecom’s mobile and fixed line business with these customers and has executive responsibility for Telecom’s brand.

Background

Alan has worked in senior sales and marketing roles at Hume Industries and then at DB Group, eventually becoming the general manager sales and marketing for the brewing business. This led to a number of roles offshore for Heineken and associated companies, including global marketing manager for Heineken in Amsterdam and general manager responsible for Singapore operations for Asia-Pacific Breweries. Immediately prior to joining Telecom, Alan was in London as managing director of Asia-Pacific Breweries’ UK and European operations.

Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

David Havercroft

Group Chief Technology Officer

Responsibilities

David joined Telecom in October 2009 and was promoted to the Telecom Executive team in April 2010 as group chief technology officer. He is responsible for Telecom’s entire network and IT operations throughout New Zealand, ensuring its information technology, infrastructure and architecture are aligned with the Group’s business objectives. He oversees the core technology teams in addition to the shared business operations, which support Telecom in provisioning, credit and billing, corporate property and information management.

Background

UK born, David has more than 26 years experience in the telecommunications industry in Europe and Asia-Pacific, with previous executive roles in business and technology functions in major telecommunications operations and in professional services and technology organisations. David has designed and led major change programmes focused on revenue growth, cost efficiency, network rollouts and ongoing management of insourced and outsourced operations.

Nick Olson

Chief Financial Officer

Responsibilities

On 1 October 2010 Nick was appointed chief financial officer of Telecom. Nick is responsible for the centralised finance functions of Telecom, including: performance management, management reporting, external reporting, investor relations, treasury and capital markets, group taxation, group insurance, business unit financial support, group procurement and the shared financial functions. Nick is also responsible for Telecom’s overall capital expenditure allocation and has recently added group strategy to his portfolio of activities.

Background

Nick has over 20 years experience in the financial arena, and after 13 years in the investment banking industry, Nick joined Telecom in January 2002. Prior to his appointment as chief financial officer, he held the following positions as: Telecom treasurer, general manager finance and group controller. Nick has extensive capital markets, mergers and acquisitions and financial experience. Nick has been instrumental in aligning Telecom to its new paradigm, generation of free cash flow and has taken a leadership role in the Vision2013 initiatives, including the recent capital expenditure interventions and in reducing the overall cost base of the business. Nick holds a Bachelor of Engineering (1st Class Hons) from the University of Auckland and is an Associate Chartered Accountant.

Chris Quin

CEO, Gen-i

Responsibilities

Chris was promoted to the Telecom Executive team in April 2008 as CEO of Gen-i Australasia, where he is responsible for earning the preference of Telecom’s Australasian corporate clients and delivering converged technology and telecommunications solutions to large and medium business customers across New Zealand and Australia.

Background

Chris was general manager of Gen-i’s New Zealand operations for four years before becoming CEO, Gen-i. Prior to that he held roles in Telecom in finance, sales and management of service delivery. Before joining Telecom in 1991, Chris was chief financial officer for Mitel and a financial accountant at Orica (formerly ICI). Chris has a BCA from Victoria University of Wellington.

Chris’ career has been focused on the business and corporate markets. His active participation in the ICT industry includes board positions with the NZ ICT Group, ICE HOUSE business incubator and New Centre for Social Innovation.

In July 2010 Chris was awarded an Emerging Leadership Award at the 2010 Sir Peter Blake Leadership Awards for his leadership achievements and contributions to New Zealand. Chris was also awarded the Chairman’s Award at the 2010 Telecommunications Users Association of New Zealand Innovation Awards.

investor.telecom.co.nz

Mark Ratcliffe

CEO, Chorus and Executive Lead, Telecom’s UFB Programme

Responsibilities

In March 2008 Mark became CEO of Chorus, Telecom’s operationally separate business unit that manages the telecommunications infrastructure and gives service providers equal access to the local network. In May 2010 Mark was seconded to lead a team focused on Telecom’s participation in the Government’s UFB initiative. Mark will be appointed to the role of CEO of New Chorus, in the event that the proposed demerger proceeds.

Background

Mark has worked for Telecom for the past 20 years, commencing originally in the finance department before moving into various marketing, product development, product management and IT roles. Mark was promoted to the Telecom Executive team in 1999.

Mark has led the negotiations with the Government around operational separation and has taken on the role of leading Chorus and subsequently the Telecom UFB project team in its negotiations with the Government on its UFB initiative.

Rod Snodgrass

Chief Product Officer

Responsibilities

Rod was appointed chief product officer in April 2011 and is responsible for leading all product and pricing activity across Telecom, excluding Chorus’ regulated services. Rod’s focus is on the creation of group wide portfolio and pricing strategy, driving world-class product lifecycle management and delivering growth through business and market development, including developing new products, services, channels and partnerships.

Background

Rod was previously group strategy director responsible for driving group strategic transformation and growth agendas. Prior to becoming group strategy director, Rod was general manager of the Wired Division, including Telecom’s retail fixed line, voice, data and internet businesses. Prior to heading up Wired, Rod was general manager of Xtra, Telecom’s online division, having held various financial, commercial and business development roles in the division.

Rod has been at Telecom for around 14 years, joining in 1998 after seven years in various strategy, business development and commercial roles in the oil and gas exploration and production industry and has been a member of the Telecom Executive team since 2008.

Tina Symmans

Corporate Relations Director

Responsibilities

Tina joined Telecom in June 2008 as corporate relations director. She leads the corporate relations team that manages Telecom’s media relations, internal communications and government and community relations.

Background

Tina has extensive experience in marketing, corporate relations and strategic communications and has held a variety of senior roles within leading New Zealand companies in the capital markets, banking, ports, transport, energy and agriculture sectors. Tina also founded and managed a successful strategic communications and government relations consultancy and has been providing independent advice to large New Zealand businesses for many years. She is currently a director of Turners & Growers Limited and the executive sponsor and trustee on the Telecom Foundation board.

Executives who ceased to be employed by Telecom during FY11

Russ Houlden

Chief Financial Officer

(ceased to be employed by Telecom effective 30 September 2010)

Wayne Peat

Group Human Resources Director

(ceased to be employed by Telecom effective 21 April 2011)

Paul Broad

CEO AAPT

(ceased to be employed by Telecom effective 1 July 2011)

Acting Roles during FY11

Nick Clarke

General manager marketing for Wholesale has been acting in the role of CEO Wholesale

Ewen Powell

Technology director for Chorus acted in the role of CEO Chorus while Mark Ratcliffe was seconded to lead Telecom’s UFB project

Brian Hall

Finance director for Chorus also acted in the role of CEO Chorus while Mark Ratcliffe was seconded to lead Telecom’s UFB project

Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Business operations

History and development

Telecom Corporation of New Zealand Limited was established on 24 February 1987 as a company with limited liability. It is now incorporated under the Companies Act 1993 and is domiciled in New Zealand.

Telecom is the largest provider of telecommunications and IT services in New Zealand by revenue, customers and assets, offering a comprehensive range of products and services to consumer and business customers.

Significant developments over the last year include:

• the agreement between Telecom and the Government in May 2011 for Chorus to take a cornerstone role in the Government’s ultra-fast broadband (UFB) initiative, subject to shareholder and other approvals;

• Telecom’s participation in the Government’s Rural Broadband Initiative (RBI); and

• the sale of AAPT’s consumer division For additional information on these developments see

Operating environment and proposed demerger and Regulation.

Other significant developments, since 1999, include:

• In 1999 Telecom acquired AAPT in Australia to expand further into the Australian telecommunications market;

• In 2004 Telecom acquired IT service companies Gen-i and Computerland to extend its IT services capabilities. Together, Gen-i and Computerland were jointly integrated into Telecom in late 2005 and now comprise a business division offering information, communication and technology (ICT) services under the Gen-i brand in both New Zealand and Australia;

• In 2007 Telecom sold its directories business, Yellow Pages Group and acquired PowerTel, an Australian fixed network infrastructure provider focused on the business and wholesale markets, which has been integrated into AAPT; and

• In 2008 Telecom implemented the operational separation of its business units, in accordance with undertakings finalised following the 2006 amendments to the Telecommunications Act 2001 (the Undertakings).

Telecom’s underlying product offerings are founded upon providing connectivity to customers for local access, calling, broadband and data services on both Telecom’s PSTN fixed line network, as well as Telecom’s mobile networks.

These are supported by other offerings, including the provision of converged ICT solutions by Gen-i.

The Crown currently holds a single preference share in Telecom (Kiwi Share) which gives the Crown special rights. Telecom has also agreed with the Crown, by deed, to meet certain minimum service obligations (see Regulation). The Kiwi Share regime and associated minimum service obligations will be substantially changed if the proposed demerger proceeds (see Regulation).

Telecom’s significant subsidiary and associate companies as at 30 June 2011 are set out in note 28 to the financial statements.

The following diagram sets out the significant transactions for Telecom over recent years.

May 99

Telecom acquires AAPT Australia to expand further in Australian telecommunications market

June ‘04

Telecom acquires Gen-i and Computerland to extend IT services capabilities

May ‘07

Telecom sells its directories business Yellow Pages Group

Jan ‘07

Telecom acquires PowerTel and integrates into AAPT business

Mar‘08

Telecom commences implementation of the operational separation of its business units

Sept ‘10

Telecom sells AAPT Consumer division to iiNet

May ‘11

Chorus selected by CFH as cornerstone participant for UFB

Privatisation of Telecom

1990

1999

2000

2001

2002

2003

2004

2005

2006

2007

2008

2009

2010

2011

investor.telecom.co.nz

Operating environment, competition and proposed demerger

Operating Environment and proposed demerger

Telecom is a participant in the New Zealand and Australian telecommunications and information technology markets. Broadly, these markets can be defined as fixed and mobile calling, messaging, and managed and unmanaged data services that are delivered across a variety of access, transportation, and service management platforms. Owing to the changing nature of the underlying technologies, the communications industry is developing significant overlaps with other previously distinct industries, such as entertainment, IT services and information services.

While New Zealand and Australia have similar demographics there are key differences in terms of industry structure, regulation, competition, customers, the underlying economy and long-term growth rates. These differences can be attributed partly to the larger size of the Australian market, the demographic mix of the Australian population and partly to the different approaches to regulation and privatisation in Australia and New Zealand.

New Zealand’s telecommunications market continues to undergo major change. Following changes to the regulatory regime in 2006, Telecom has been required to invest in, and implement, two regulated services (local loop unbundling and sub-loop unbundling) and to meet its operational separation obligations (see Regulation).

On 31 March 2009 the Government announced a proposal to invest NZ$1.5 billion in an ultra-fast broadband fibre network, resulting in the creation of fibre to the premise (FTTP).

This UFB initiative has the objective of increasing broadband speeds through deployment of FTTP to over 75% of the New Zealand population by the end of 2019, with priority users reached by 2015. The Government is proposing to contribute NZ$1.35 billion, via Crown Fibre Holdings Limited (CFH), the Crown entity overseeing the Government’s UFB initiative to selected participants in 33 national regions. There is a summary of the agreements between Telecom and CFH under

Disclosures – Material contracts.

In May 2011 Telecom’s proposal to take a cornerstone role in the Government’s UFB initiative was accepted by CFH and Telecom was awarded 24 of the 33 UFB areas, subject to the proposed demerger. This programme of work will see New Chorus deploy fibre to homes, businesses, schools, hospitals and health service providers within the allocated candidate areas, which account for approximately 70% of the UFB initiative. Deployment has commenced in FY12 and will continue through to 2019. The deployment of fibre is expected to impact not only the structure of Telecom and its current operations, but also impact future revenues, earnings and the long-term economics of Telecom’s (and New Chorus’) existing assets, such as the copper access and PSTN networks. Telecom’s successful bid to participate in the UFB initiative means that Telecom will demerge, provided that shareholder approval of the proposed transaction is obtained. The two companies post demerger are referred to in this report as New Chorus and New Telecom. New Telecom will continue to be listed on NZX and ASX as well as its American Depositary Shares (ADSs) being listed on the NYSE. It is intended that New Chorus will be listed on both NZX and ASX. New Chorus’ ADSs will not be listed, although Telecom anticipates that New Chorus ADSs will be traded in the over-the-counter market in the United States. New Chorus will be a network infrastructure business based around the existing Chorus business (and comprising some parts of Telecom Wholesale) and New Telecom will be a telecommunications and IT services provider of mobile, fixed and ICT services (the remainder of the existing Telecom business). For further information on the proposed demerger and New Telecom and New Chorus, see the Scheme Booklet dated on or about 13 September 2011, which is available on Telecom’s website at http://investor.telecom.co.nz, and the NZX and ASX websites, and will be furnished to the SEC under cover of Form 6-K on or about 14 September 2011.

On 20 April 2011 the Government announced that it had successfully concluded contract negotiations with Telecom and Vodafone for a combined NZ$285 million fibre and wireless infrastructure rollout for rural areas over the next six years. The Government’s objectives for RBI are to have ultra-fast broadband (100Mbps) to 93% of rural schools and fast broadband services (5Mbps or better) to at least 80% of rural households. A direct contribution by Government (NZ$48 million) and a Telecommunications Development Levy (TDL) from the industry (NZ$252 million over six years) will be used to fund the RBI.

Telecom’s role in the RBI is building and delivering the fibre-based infrastructure and services, while Vodafone’s role is building the wireless towers. If the proposed demerger occurs, New Chorus will build the RBI fibre and fixed line broadband (DSL) network. This entails adding approximately 3,100km of new fibre, providing ultra-fast broadband to approximately 750 schools and six hospitals and installing or upgrading approximately 1,000 cabinets.

The success of the RBI and UFB initiative is uncertain, given potential risks relating to end-user demand and the resulting longer-term prices for both copper and fibre-based services, as well as uncertainties relating to the building of the network, its timing and cost. The extent of these impacts is currently unknown as these initiatives continue to evolve.

Competition

While the fundamental trends affecting the telecommunication and IT services markets in New Zealand are similar to those faced by incumbent telecommunications companies in mature markets, Telecom’s position is unusual because the major technology and regulatory changes are happening simultaneously. Over the last four years, Telecom has undertaken significant capital expenditure focusing on new technologies and initiatives, transformation and regulatory programmes, as well as business sustaining requirements.

Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

To date, Telecom has balanced execution of challenging multi-year regulatory and transformation programmes with investing for the long-term success. Telecom’s transformation programmes over the last three years are presented in this report under Our company – Networks and systems and include: the WCDMA mobile network build and launch; the FTTN deployment programme; and investing in Telecom’s next generation telecommunications business model for retail customers (Retail NGT).

The Australian market is challenging for different reasons. The Australian market is characterised by high fragmentation, many alliances between telecommunication and media companies and traditional fixed telecommunications providers and mobile players. The Australian Government also has a fibre deployment initiative for a A$43 billion national broadband network (NBN).

Against the backdrop of intense competition, during FY11 Telecom significantly sharpened its competitiveness and improved customer satisfaction in retail, wholesale and enterprise markets.

Telecom’s principal competitors in New Zealand and Australia are generally affiliates of large multinational corporations with substantial resources, including Telstra/TelstraClear, Vodafone, SingTel Optus and, increasingly, large IT service companies, such as HP and IBM. A third mobile player in New Zealand, 2degrees, entered the market in 2009 and has gained market share in the New Zealand mobile market. Following the entry of a third mobile participant, competition continues to increase in the mobile market. Furthermore, additional mobile virtual network operators (MVNOs) offering mobile services over existing mobile networks means that there continues to be aggressive retail price competition, with market participants offering bundles of fixed, mobile and data services in an effort to increase market share. Telecom expects competition to continue to intensify, with the prospect of existing participants extending their activities, as well as additional competitors entering the market, such as MVNOs in the mobile market. Smaller competitors in the communications sector are also actively marketing alternative access technologies to consumer and business customers. The increased competition means that further declines in prices for many products and services can be expected.

Canterbury Earthquakes

In September 2010 and February 2011, the Canterbury region of New Zealand suffered two large earthquakes, with aftershocks continuing to shake the region. The largest of these earthquakes registered at 7.1 on the Richter Scale. These earthquakes have impacted the infrastructure and people of Canterbury and are expected to have knock-on impacts for the New Zealand economy. Despite the magnitude of these earthquakes and the scale of the damage, mainly around the city of Christchurch (including to some Telecom buildings), the damage to Telecom’s local network was not considered to be extensive and Telecom’s wider network proved to be resilient. Some of Telecom’s office and network buildings were significantly damaged and are in parts of Christchurch where access is still limited and these buildings may not be accessible for some months. Accordingly, many of Telecom’s Christchurch employees have been relocated to multiple leased sites around the city or have been required to work remotely.

Up to 30 June 2011, Telecom recognised NZ$42 million of costs relating to these earthquakes. These costs were comprised of incremental operational costs incurred, customer credits and asset impairments. Parts of these costs are covered by Telecom’s insurance arrangements. However, no receivable from Telecom’s reinsurers has been recognised in FY11, due to these proceeds not yet being virtually certain.

Industry trends

The global telecommunications and IT industry continues to evolve rapidly, with the development of new technologies and sources of competition and further convergence with other industries against a backdrop of a continued government regulation. The manner in which communications, entertainment and IT services are consumed is fundamentally changing – creating both opportunities and risks for existing business models in the telecommunications and IT sectors. In New Zealand, these risks and opportunities are heightened by ongoing and significant regulatory interventions over recent years and, in particular, the Government’s UFB initiative resulting in the proposed demerger of Telecom.

The fundamental trends affecting the telecommunication and IT services markets in New Zealand are similar to those faced globally by incumbent telecommunications companies in mature markets and include:

• Rapid growth in usage of mobile, internet and data services;

• Flat revenues in the overall communications market;

• Increasing competitive intensity across all telecommunications and IT services markets;

• A growing preference for internet-enabled services in the mass market, SME and corporate sectors;

• Regulatory pressure continuing in both mobile and fixed domains; and

• Globalisation of technology manufacturers and increased focus on open platform enabled solutions.

In 2010 the Government announced regulatory changes relating to the existing Telecommunication Service Obligation (TSO) framework, where Telecom received TSO contributions from the industry. With effect from 1 July 2010 Telecom no longer receives TSO contributions but is required to pay the Telecom Development Levy (TDL) instead. This has adversely impacted Telecom’s earnings by NZ$46 million when comparing FY11 and FY10.

Also in 2010 and 2011 regulatory scrutiny of mobile telecommunication services has also increased significantly where mobile termination rates are now regulated in the New Zealand market.

Under the Government’s UFB initiative, the aim is to deliver FTTP to 75% of the New Zealand population by the end of 2019, with priority users reached by 2015. The Government is proposing to invest NZ$1.35 billion with selected participants

investor.telecom.co.nz

in 33 regions. Telecom’s participation in the UFB initiative is predicated on the structural separation of Telecom, which will significantly transform the telecommunications sector in New Zealand.

In addition to the UFB initiative, the Government’s RBI aims to deploy fibre services (of up to 100Mbps) to 93% of rural schools and fast broadband services (5Mbps or better) to at least 80% of rural households. Telecom and Vodafone are participating in the deployment of the RBI over the next six years.

The Telecommunications (TSO, Broadband, and Other Matters) Amendment Act 2011 (the Telecommunications Amendment Act) was passed in June 2011 resulting in significant regulatory simplification for New Telecom (New Telecom will be subject to less of the current Telecom-specific regulation), provided that the proposed demerger proceeds. Telecom believes that over recent years, the New Zealand telecommunications market has been one of the most extensively regulated in the world. In accordance with regulatory requirements, Telecom has been delivering operational separation undertakings designed for a copper-based world, with increasing levels of cost, congestion, complexity and customer risk. Telecom believes the Telecommunications Amendment Act will significantly simplify telecommunications regulation for Telecom and support a fibre future. See Regulation for a detailed discussion of the proposed changes arising from the Telecommunications Amendment Act.

Industry and sub-sector outlook

The following provides an overview of the market trends, competitive landscape and Telecom’s performance, reflecting management’s current expectations about each industry sub-sector in New Zealand. Telecommunications is a dynamic industry and a number of scenarios are dependent on technical, regulatory and competitive and customer demand assumptions that are beyond Telecom’s control.

Fixed Access & Calling

Fixed access and calling is a core market for Telecom, which has a retail market share of approximately 66% (by total access lines). As with other international markets, fixed access and calling within New Zealand is in slow decline, as usage has moved to mobile and ‘over the top’ services.

Competition within the fixed line business has continued to increase, particularly in metro and urban areas of New Zealand. Retail service providers that have invested in UCLL are aggressively marketing bundles of services, predominantly using price as the differentiator. Over the past year this level of competition resulted in the loss of 89,000 fixed lines for Telecom Retail and Gen-i.

Broadband (fixed)

The fixed broadband market continues to grow. However the majority of new customers are expected to be lower value, late adopters as broadband penetration in New Zealand approaches comparable levels to mature overseas markets, such as Australia and the United Kingdom. Telecom’s market strategy is to maintain current retail market share of over 50% by exploiting its fixed/mobile integration capabilities to deliver customer bundles and new high speed internet enabled services.

Managed Data

Telecom provides a range of managed data services mainly to business customers, offering tailored copper or fibre-based data services allowing them to connect multiple premises together with a range of management services over and above the network solutions. Although total connections have consistently grown, total managed data market revenues have declined, due to downward pressure on price and migration to alternative network providers. In line with this, Telecom’s managed data revenue has also declined, reflecting the increasingly competitive market place and the start of fibre based competition. Telecom’s success in this market will be dependant on its ability to migrate customers from legacy copper to fibre solutions, ensuring value is added to the pure network connectivity through the bundling of managed voice and data services and converged ICT solutions.

Mobile (Voice, SMS & Data)

The volume of mobile voice minutes continues to grow in New Zealand, mainly at the expense of fixed calling, however, the high levels of price competition are restricting the growth of mobile voice revenues in the overall New Zealand market. At the same time mobile data usage is increasing rapidly as customers demand greater mobile internet and broadband capacity, driven by innovation in mobile devices and value added services.

Telecom has invested in a leading 3G mobile network (the WCDMA or XT mobile network) to capture the rapid growth of mobile data. Telecom continues to develop its range of bundles for small and medium-sized enterprises (SME) customers on the XT network. New mobile plans ‘Talk &Text’ and ‘Business SmartPhone’ were launched in March 2011 to cater for smartphone users. For larger businesses, Telecom is focused on delivering end-to-end mobility solutions that integrate mobile devices with internet, fixed voice and IT applications.

IT services

According to IDC market analysis, Gen-i had approximately 13% revenue share of the New Zealand IT services market in 2010, making Gen-i, alongside HP, a domestic market leader. In 2010, Gen-i had the largest share of the network management submarket, and was also a market leader in hosted application management and hosting infrastructure services, which are key focuses for growth and a critical stepping stone in the delivery of new cloud based computing services.

Telecom’s portfolio of IT services includes:

• Cloud computing services;

• Managed IT services;

• IT outsourcing;

• IT software and hardware procurement; and

Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

• Professional services to assist organisations with business and technology investments.

Strategy

In response to market conditions, and in light of the Government led UFB initiative, Telecom developed a strategy to reflect the increasingly challenging operating environment, as well as ensuring it is appropriately structured to compete in the fibre future. Known as Vision2013, this strategy was designed to accelerate Telecom’s existing value retention, simplification, cost reduction, and growth plans and will continue to form the basis of New Telecom’s strategy after the proposed demerger.

The Vision2013 strategy is focused on four key themes, which are:

• Enablers: delivering changes to Telecom’s operating model and structural design, to better enable the transition to the post demerger environment as a telecommunications and IT services provider organisation;

• Market Strategy: exiting non-core markets and focussing investment in new/existing markets with higher returns and growth opportunities;

• Operational Excellence: reducing failure rates and simplifying the business in order to deliver improved customer experience, sustainable, lower operating costs and increased capital investment returns; and

• Commercial Excellence: driving a focus on customer satisfaction, customer retention and margin improvement from the delivery of new fibre, mobile and ICT customer offers.

Telecom is well progressed in delivering the first phase of this strategy, which involves a particular focus on improving free cash flow. This is evidenced by the significant free cash flow improvements delivered in FY11 through reductions in operating and capital expenses, including significant cost reduction within the business units that will form New Telecom. Telecom also exited non-core operations, such as the AAPT Consumer business, ownership of the Yahoo!Xtra internet portal and the Gen-i software solutions business in New Zealand in FY11.

Telecom’s operational excellence activities target operating expenses and capital expenditure efficiency through simplifying its products and platforms and reducing personnel costs. In FY11, this included significant head count reductions within the business units that will form part of New Telecom. Operational excellence is also expected to deliver process simplification and a reduction in errors and rework. As well as lowering costs, this will drive improvements in customer experience and further Telecom’s mission of being New Zealand’s most preferred company.

Telecom’s commercial excellence activities target the improvement of margins across the product portfolio by lowering costs within its customer operations and growing revenue through new products and services. Telecom’s churn reduction programme will be enabled by innovative commercial bundles of fixed line, mobile communication and value added IT services packages, supported by further investment in Telecom’s customer satisfaction initiatives such as “Right First Time” which systematically identifies and removes sources of inefficient service delivery and customer pain points. In the longer term, Telecom aims to deliver revenue growth, possibly by exploring opportunities to enter new adjacent markets such as entertainment, financial services or consumer payments. In 2010, Telecom Rentals Limited, a Telecom owned company that provides leasing and technology finance for business customers, was recognised with the Deloitte Fast 50 award as New Zealand’s fastest growing company.

Organisational structure

As part of Vision2013 Telecom has already implemented a new organisational model (as shown below), which management believes will enable Telecom to operate more effectively.

New Zealand

Australia

Chorus

Wholesale & International

Retail

Gen-i

AAPT

Product Business Unit

Technology & Shared Services

Corporate Centre

The objective of the new organisational model is to create a simplified and more balanced structure, consisting of:

• The existing customer units, which are segment specific (ie, consumer, business and large enterprise and wholesale and international) and are accountable for commercial innovation, customer experience and segment margin leadership, and migration to new converged IP and fibre services.

• Centralised operational units, intended to leverage scale and manage cost and capital expenditure across networks, IT platforms and the core network product portfolio. The operational units align pricing and product management/ strategy with the design, build and in life operations of IT platforms and process, jointly targeting standardisation and simplification efficiency opportunities; and

• Centralised corporate functions, intended to remove role duplication across Telecom. Lean centres of excellence, provide support to business units and external stakeholders across finance, strategy, human resources, legal and communications.

Should the proposed demerger proceed Chorus, and part of Telecom Wholesale would be removed from the above organisational model.

In addition to the above revisions, various changes to the Executive team have also occurred during FY11. These changes included the disestablishment of the group human resources director and group strategy director roles and the creation of a new role of the chief product officer. Additionally, the CEO of AAPT and the acting CEO of Telecom Wholesale are no longer members of the Executive team.

investor.telecom.co.nz

Chorus is the operationally separate business unit managing Telecom’s local access network in New Zealand. Chorus is responsible for network access through local loop unbundling, sub-loop unbundling and co-location, Telecom’s FTTN programme, Telecom’s participation in the Government RBI and UFB initiatives and general field services and maintenance activities for Telecom’s networks. If the proposed demerger proceeds, Chorus will no longer be part of Telecom.

Wholesale & International consists of two separate market facing divisions. Telecom Wholesale is the operationally separate business unit that delivers wholesale products to service providers throughout New Zealand. Telecom International provides international services. These divisions provide a range of regulated and commercial products covering broadband, business data, voice and interconnection to wholesale customers to enable them to build their own networks and/or provide telecommunications services for their end-users.

Towards the end of FY11, in anticipation of the proposed demerger, the acting CEO of Telecom Wholesale moved reporting lines, along with most of the Telecom Wholesale team, to report to the CEO of Chorus. All of Telecom Wholesale’s services (except IP Interconnection and Resale which at the end of FY11 now sit with a new manager) remain for operational purposes with the acting CEO of Telecom Wholesale for the time being. Ultimately Telecom Wholesale’s commercial services, such as MVNO and PSTN Interconnection, will shift to the Product business unit. The remainder of Telecom Wholesale’s services (principally Layer 2 broadband and data services) will operationally report through to the CEO of Chorus.

Other than these reporting line changes for Telecom Wholesale, for Group and segmental reporting purposes, Telecom Wholesale remains as it was until further notice. Furthermore, Telecom will be assessing its International operations under both Vision2013 and moving Telecom International into the Product business unit as part of the strategy described above.

Telecom Retail is responsible for providing mass market products, services and support to the New Zealand residential and small and medium-sized enterprises (SME) market segments. Telecom Retail’s services include fixed line calling and access products (broadband, dial-up and online offerings), mobile voice, SMS, content and data services.

Gen-i is responsible for providing innovative ICT and cloud- based solutions to large corporate and government customers across New Zealand and Australia. Gen-i offers hosted and integrated IT and telecommunications solutions for business clients.

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. This includes 11,000km of interstate fibre, its own data centres in major capital cities, fibre access to 1,300 premises and mid-band ethernet in 180 exchanges. AAPT has access to DSL coverage in over 380 exchanges focused on the major Australian telecommunications market.

Technology & Shared Services maintains and develops Telecom’s New Zealand IT and network operations, ensuring Telecom’s transmission systems, network platforms and IT support systems and processes are aligned with Telecom’s business objectives to deliver increasing effectiveness and investment efficiency across shared platforms and processes. Should the proposed demerger occur, T&SS is expected to provide support services and processes within the New Telecom business, as well as providing transitional shared services to the demerged New Chorus business.

Telecom’s Corporate Centre provides finance, communications, strategy, human resources, legal, regulatory and audit and risk management support for the Telecom business units.

The Product business unit was recently created as an outcome of the Vision2013 strategy. Its role is to set a consistent strategy, across the product portfolio, and then to design, develop and manage pricing and business process activities associated with the products across all customer facing units. This includes activities such as business case development, business planning, product delivery and commercial and market development.

The Product business unit is accountable for:

• Delivering group business and competitive insight across key markets and segments;

• Developing Telecom’s product and pricing strategy, group channel strategy and, in conjunction with T&SS, its technology strategy;

• Driving the required business and market development and associated strategic partnerships; and

• Designing, developing and managing Telecom products and related pricing.

In anticipation of the proposed demerger, the Product business unit does not cover Chorus or the regulated part of Telecom Wholesale. The commercial wholesale services (as noted above) will shift to the Product business unit in the future.

Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Chorus

Chorus is New Zealand’s largest telecommunications utility business and operates Telecom’s local access network. This network is made up of local telephone exchanges and copper and fibre cables. Approximately 1.8 million lines are connected to New Zealand homes and businesses as at 30 June 2011. A range of telecommunications providers use Chorus’ network to deliver phone and internet services to New Zealanders.

If the proposed demerger proceeds, New Chorus will be a cornerstone participant in the UFB initiative and will develop the fibre network in 24 of the 33 UFB candidate areas, covering approximately 70% of the total UFB coverage area. New Chorus will also continue the deployment of RBI, alongside Vodafone, to deliver world-class broadband to rural New Zealanders. If the proposed demerger proceeds, Chorus (and parts of the Telecom Wholesale business) will no longer form part of Telecom as they will be separated to form New Chorus.

Chorus, together with its three service company suppliers, Visionstream, Downer and Transfield Services, provides the network capability and expertise its customers depend on to build and maintain their communications businesses. In FY11 Chorus technicians visited over one million homes and businesses all over New Zealand to install, maintain or repair telecommunication services. Chorus has long-term agreements with its service companies to provide this capability and expertise.

The deployment of fibre optic technology is a key focus for Chorus, both in the context of next generation broadband and mobile network capability. The emphasis on fibre is present in Telecom’s Undertakings, with Chorus now more than 85% of the way through its FTTN programme to enhance New Zealand’s broadband network through the deployment of fibre optic cables and roadside cabinets around New Zealand.

The deployment of fibre is also central to the Government’s RBI and UFB initiative described above.

Products and services

Chorus’ network

As at 30 June 2011 the local access network included 632 telephone exchanges, 11,430 cabinets, approximately 130,000km of copper cables and a steadily increasing amount of fibre optic cables for customer use. As at 30 June 2011 there was approximately 27,600km of fibre in Telecom’s nationwide network, including the local access network. During FY11 Chorus’ deployment of fibre surpassed copper cable deployment for the first time.

Chorus is continually upgrading and extending its network through ongoing maintenance and investment programmes. This work ranges from the installation of fibre directly to homes in new subdivisions, through to the deployment of Telecom’s fibre backhaul network to regional centres across New Zealand.

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

Another associated regulated service, UCLL backhaul, provides the connectivity from the local exchange to the access seeker’s nearest available point of interconnection.

Chorus also offers a sub-loop extension service that enables customers to access the copper feeder cable connecting Chorus’ fibre-fed cabinet with the local exchange. This means Chorus’ customers may continue to offer exchange-based voice services in many areas where FTTN cabinets have been deployed.

During FY11 Chorus launched new commercial co-location services offering further product options for access seekers in unbundled exchanges. These services are also designed to benefit other customers wishing to make use of Chorus’ extensive property portfolio.

Field force services

Chorus is continuing to diversify its range of commercial services to enable its customers to enhance their own market offerings. A key area of development is technical support for the installation of gateways, VoIP handsets and other networking equipment for homes and businesses. Chorus is developing offerings for this kind of equipment for telecommunication customers, with business premises installations a focus for this capability. FY12 will also see Chorus offer an enhanced range of wiring services to assist property owners in the transition to fibre-based services that require modern premises cabling.

FTTN

Chorus is now more than 85% of the way through its three-year programme to enable the delivery of broadband connections of at least 10Mbps to about 84% of New Zealand lines by the end of December 2011. As at 30 June 2011, approximately 500 fibre-fed roadside cabinets remain to be completed for the programme. Upon completion, 3,600 cabinets and 2,500 route kilometres of fibre optic cable will have been installed to reduce the distance between a service provider’s broadband equipment and end-users’ premises. Chorus expects that approximately 750,000 end-users will ultimately be connected to faster broadband cabinets by the end of December 2011.

When a new cabinet is in place, end-users are able to access a broadband network that has the capability to deliver at least

investor.telecom.co.nz

10Mbps to customers within the cabinet’s coverage area. More than 1.2 million homes and businesses are now within reach of high-speed broadband as a result of Chorus’ upgrade of broadband equipment in cabinets and exchanges.

As at 30 June 2011, more than 50% of FTTN lines are within 500m of a fibre-fed cabinet and 90% are within 1km. This means service providers can deploy VDSL2 broadband equipment, which can further increase broadband speeds for customers, within an approximate 1km range of an FTTN cabinet.

FTTP

Chorus’ deployment of fibre to the home in new subdivisions, and new business premises, together with the deployment of fibre-fed roadside cabinets and mobile network backhaul links, means that the amount of fibre in Telecom’s national network continues to increase substantially each year. Fibre-based services are generally available from around 600 fibre-fed exchanges throughout New Zealand, and about 5,800 sections in new housing developments around New Zealand are now connected with fibre. Another 2,400 fibre-fed sections are committed by developers as at 30 June 2011.

In May 2011 it was announced that Telecom would participate in the Government’s UFB initiative. Telecom was awarded 24 of the 33 candidate areas within the initiative, subject to the proposed demerger proceeding. This programme of work will see New Chorus deploy fibre to homes, businesses, schools and hospitals and health service providers within the allocated candidate areas, which covers approximately 70% of the Government’s UFB initiative. Deployment is expected to commence in early FY12 and will continue through to the end of 2019.

Rural Broadband Initiative

Telecom’s successful tender for involvement in the Government’s RBI will also see significant fibre deployment by New Chorus in rural areas over the next six years. For RBI, Chorus plans to deploy 3,100km of open access fibre connecting approximately 750 schools (and a further 48 schools with digital microwave radio), 154 wireless broadband towers and about 1,000 roadside cabinets. The programme is an opportunity to enhance the existing network for rural users through the extension of broadband capability to rural end-users, to enable 57% of rural users to access broadband speeds of at least 5Mbps. About one-third of rural users will be within reach of fixed line broadband access speeds of at least 20Mbps.

The rural rollout programme began in July 2011, with Chorus planning to connect about 500 schools and install or upgrade about 200 cabinets in the first year of deployment.

Customers

Chorus’ customer base mainly comprises retail service providers who buy both layer 1 (physical) and layer 2 (bitstream) services on an equivalence of inputs basis as well as other telecommunications services such as PSTN resale services. As at 30 June 2011, 123 Telecom exchanges and more than 93,000 lines have been unbundled by eight different service providers, being Actrix, Araneo, Airnet, CallPlus, Compass, Orcon, TelstraClear and Vodafone, who are Chorus’ UCLL customers. It is unclear what effect the Government’s UFB initiative will have on Chorus’ customers’ plans for further investment in unbundling. Telecom’s current operational separation requirements mean that Gen-i, Telecom Retail and Telecom Wholesale are also Chorus’ customers. Together, Gen-i, Telecom Retail and Telecom Wholesale are Chorus’ largest customer. Telecom’s business units are required to consume all of Chorus’ regulated services on an equivalent basis to that of Chorus’ external customers.

Chorus is also currently responsible for managing the maintenance of Telecom’s mobile networks, as well as helping to acquire additional sites required for mobile network coverage expansion and the deployment of fibre connecting these mobile sites.

Marketing channels

Although Chorus has not historically used traditional marketing channels to attract customers or new business, Chorus has a business development team responsible for communicating to customers on Chorus products and services. The Chorus field services team is also an important marketing channel as next generation home services are developed. During Telecom’s negotiation to participate in the UFB initiative, Chorus advertised on television media in New Zealand and also promoted the Chorus ‘wall of fibre’ in Wellington’s domestic airport terminal.

Network competition

Network competition comes in the form of network providers that mainly operate at a regional level or within niche markets. TelstraClear is currently the most significant competitor, operating access networks in all major central business areas, as well as extensive residential networks in Christchurch and Wellington. The New Zealand Commerce Commission’s Annual Telecommunications Market Monitoring Report (April 2011) notes that unbundlers that obtain lines from Chorus made up less than 5% of the market and TelstraClear’s cable network serves a similar percentage of the market. Woosh Wireless, CallPlus and Airnet provide regional-based fixed wireless services. Three local fibre companies – Northpower, Ultra-fast Fibre and Enable Networks - participating in the Government’s UFB initiative - are also planning or beginning to deploy fibre access networks in the following centres: Whangarei, Hamilton, Tauranga, Te Awamutu, Tokoroa, Hawera, New Plymouth, Whanganui, and Christchurch.

RBI is expected to result in greater competition in rural areas in the medium to long term, with Vodafone contracting with the Government to deliver fixed wireless broadband services of 5Mbps or greater to 80% of rural New Zealanders. Increased competition is also expected from New Zealand mobile network providers Vodafone and 2degrees, as they move into delivering broadband and home services via new mobile technologies. To date, however, the extent of fixed line to mobile substitution appears to be limited.

Chorus also faces competition in the fibre backhaul market from network operators, including TelstraClear and FX Networks. The Commerce Commission (the Commission) regularly assesses the level of competition on UCLL backhaul routes and regulates access to Chorus’ fibre backhaul in areas where it determines

Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

that competition is limited (see Regulation). During FY11 the Commission recognised the growth of competition in the backhaul market by increasing the number of non-regulated links and altering its competition test to consider the presence of fibre networks within 2km of an exchange.

Despite this growing competition, Chorus’ fibre construction capability has continued to underpin some significant contract wins for fibre backhaul network construction during FY11, including RBI. Chorus regularly assesses its product offering to ensure that it is competitive in this market.

Canterbury earthquakes

Despite the magnitude of the earthquakes that struck the Canterbury region in the last year, the damage to Telecom’s local network has been relatively limited. The February 2011 earthquake damaged approximately 200 network cables, in addition to 125 cables damaged by the September 2010 earthquake. Several exchange buildings suffered structural damage and Telecom is reviewing restoration options for some of these buildings. The resilience of the wider network was critical to recovery efforts and Telecom staff worked effectively to maintain and restore services as quickly as possible in both instances. Chorus has also worked to support its customers by fast-tracking efforts to deploy new fibre and copper connections to those businesses relocating away from the Christchurch city centre. Relocation of businesses away from the Christchurch city centre in the short term has also provided an opportunity to review the way the Christchurch network is designed for future use.

Wholesale & International

Telecom Wholesale and Telecom International provide a range of regulated and commercial products to service providers throughout New Zealand and the world.

Telecom Wholesale

Telecom Wholesale provides wholesale network services to Telecom Retail, Gen-i and service providers like TelstraClear and Vodafone in New Zealand.

If the proposed demerger proceeds, parts of Telecom Wholesale will form part of New Chorus.

Products and services

Telecom Wholesale’s portfolio of voice, broadband, mobile, interconnection, managed data and backhaul products offers service providers the ability to create and extend their own networks to be able to provide a wide range of telecommunications services to their end-users. Telecom Wholesale also offers resale products so service providers without their own nationwide networks can offer services nationally.

Voice

Telecom Wholesale provides a suite of voice products ranging from basic PSTN connections to ISDN Primary Rate Access, which allow service providers to meet the needs of a range of customers from residential voice lines to the networking requirements of large businesses. The number of fixed access lines provided by Telecom Wholesale to service providers has more than doubled over the last four years from 168,000 as at 30 June 2007 to 414,000 as at 30 June 2011 (30 June 2010: 374,000).

Mobile

In 2009 Telecom announced plans to wholesale the use of its WCDMA mobile network and, at 30 June 2011, five service providers (Digital Island, Telcoinabox, Megatel, Snap and Zintel Cogent) had signed MVNO agreements to use Telecom’s WCDMA mobile network to offer mobile services to their customers without the need to build their own physical network infrastructure.

Interconnection

The ability to connect networks is a key component of a competitive telecommunications market where the actual end- customers on one network have to be able to connect to other networks to deliver their services. Telecom Wholesale provides interconnection to service providers, on commercial terms between Telecom Wholesale and the service provider, and can include PSTN interconnection and local peering services. PSTN interconnection is a voice service that connects Telecom’s networks, both fixed and mobile, to other service providers’ networks allowing calls, SMS and MMS to be exchanged. Local peering allows service providers to interconnect with the Telecom network to enable the exchange of internet traffic within New Zealand between Telecom and other service providers.

Telecom is participating in industry-wide discussions through the Telecommunications Carriers Forum (TCF) with the aim of developing an industry code for IP interconnection for voice services. The code will set out the minimum technical standards for interconnecting IP voice services.

Managed data

Telecom Wholesale provides a range of managed data access products that enable service providers to offer tailored data services to their business customers, either by extending the range of their network or reselling existing products. Telecom Wholesale’s HSNS Premium and HSNS Lite product offerings provide high-speed data access network services delivered over fibre and copper, that enable service providers to extend the reach of their network or build their own business grade private network products. Telecom Wholesale also launched

investor.telecom.co.nz 21

key enhancements to its Ethernet data portfolio during FY11, including a new HSNS (Lite) Fibre service and new product option features such as diversity and installation features. Telecom Wholesale’s Layer 2 Ethernet footprint grew to over 60 nationwide Ethernet access nodes and over 2,000 cabinet-based Intelligent Services Access Managers offering extensive Ethernet reach using the copper and fibre network.

International data

Telecom Wholesale works with Telecom Retail, Gen-i and AAPT to offer carrier-grade data services around the world, including services to private and public networks. This is supported by an international network of industry participants that provide local, regional and global connectivity. This includes the establishment of peering arrangements within the New Zealand, Australian, Asian and United States markets and transit agreements with other tier one end-to-end network providers in Australia and the United States.

Broadband

Telecom Wholesale’s broadband products, such as Basic UBA and Enhanced UBA, allow service providers to deliver their own-branded broadband services by combining Telecom Wholesale’s input product with backhaul, international internet connectivity, email and other internet service provider services. Telecom Wholesale broadband connections increased by 16% to 362,000 connections at 30 June 2011 (FY10: 312,000 connections).

Telecom Wholesale is currently in the process of a nationwide rollout of high-speed broadband ADSL2+ technology to meet the Undertakings obligation that 80% of PSTN lines can support Enhanced UBA by December 2011. As at 30 June 2011, this rollout reached approximately 73% of all fixed broadband lines. Telecom Wholesale is currently deploying a commercial wholesale VDSL2 broadband service with service providers that are trialling new super-fast retail broadband services with selected end-users. This service is built around VDSL2, a third generation DSL technology that delivers significantly faster broadband for short copper loop lengths. Following the pilot, Telecom Wholesale aims for this to be widely available later in 2011.

Telecom Wholesale is also piloting a broadband-over-fibre service called Next Generation Access in limited volumes in fibre only subdivisions. Fibre based residential services like Next Generation Access will become more prevalent under the UFB initiative.

Backhaul

Telecom Wholesale’s backhaul services allow service providers to deploy network assets where it makes commercial or engineering sense and to build local, regional or national presence to meet their customers’ requirements.

Telecom Wholesale’s commercial national, metro and point-to-point backhaul services deliver dedicated and uncontested bandwidth to service providers. In addition to regulated UBA backhaul, Telecom Wholesale can provide service providers with a high-speed ethernet point-to-point backhaul service which delivers bandwidth that can support services such as Enhanced UBA and HSNS.

Telecom Wholesale also offers tail extensions, which is a product for service providers who wish to have access from a remote telephone exchange, especially where it does not make commercial sense to establish a handover link. This offering enables service providers to build a nationwide presence incrementally as their access tails increase, without having to invest in dedicated backhaul.

Telecom Wholesale also provides large bespoke backhaul services to support service providers’ core network requirements.

Marketing channels

Telecom Wholesale’s account management, business development, marketing and customer service teams maintain customer relationships. The relatively small number of service providers means that Telecom Wholesale is able to maintain regular face-to-face contact with them. Telecom Wholesale also provides business-to-business interfaces into key faults and provisioning systems, which provide connections to service providers into Telecom’s systems, making faults and provisioning more efficient.

Customers

Telecom Wholesale supplies services to more than 70 service providers in New Zealand, the largest being Vodafone, TelstraClear, Gen-i and Telecom Retail. The remaining customer base is made up of telecommunications providers, internet service providers and resellers.

Competition

Telecom Wholesale continues to face increased competition in its market, as further exchanges and cabinets are unbundled, and costs increase from Chorus as additional FTTN cabinets are rolled out which have higher regulated prices. When these factors are combined, they are expected to adversely impact Telecom Wholesale’s future revenues and operating costs.

Price-based competition continues to increase in the wholesale managed data market with alternative infrastructure providers such as electricity companies looking to maximise the returns on fibre-based network investments. A similar trend can be seen in the mass market with copper-based services provided by several UCLL players who are targeting profitable metropolitan areas, such as Auckland and other New Zealand cities.

Telecom International

Telecom International delivers integrated telecommunications services between New Zealand, Australia and the rest of the world by providing international voice, mobile, value-added calling and international transit services to carriers and offshore telecommunications providers.

Telecom International’s business provides:

• Traditional Voice: which handles New Zealand and Australian originated traffic minutes plus reciprocal traffic and provides other value-added services relating to this, including operator services and home direct calling; and

22 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

• Carrier Services: a provider of international voice service products specific to the needs of international, wholesale and retail customers across fixed line, cable and mobile operators.

Through these divisions, Telecom International enables carriers and retail operators to provide voice and mobile solutions to their customers. Telecom International terminates and receives traffic to and from all countries in the world, carrying approximately 4 billion minutes of global traffic per annum, representing over 2% of the traditional global voice market.

Telecom International connects to over 235 destinations globally and has direct interconnects with approximately 200 telecommunications operators through points of presence in Los Angeles, Singapore, London, Frankfurt, Sydney, Melbourne and Auckland. Telecom International maintains offshore sales offices, including Los Angeles and London.

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

During FY11, as a continuing response to increased competition and lower margins, Telecom International has further reduced the scale of its operations, which has reduced operating costs.

In FY11 Telecom International built on its relationships with a number of software suppliers to launch a mobile smartphone application. This application was launched in February 2011 on the Apple iTunes store. Access to the mobile VoIP market has allowed Telecom International to offer its traditional voice product suite over new mediums.

Mobile

Telecom International provides a suite of services in addition to voice terminations for mobile operators, which include signalling and roaming capability, enabling these operators to expand their roaming propositions quickly without major investment. In FY11 Telecom International delivered roaming steerage, signalling and welcome SMS applications for Telecom’s WCDMA mobile network.

Marketing channels

Most customer contact happens electronically through teleconferencing or by the sales team located closest to the customer. In addition, international carrier forums arrange regular conferences that allow for customer briefing sessions.

Customers

Telecom International has a customer base of more than 200 wholesale and retail providers from across the world, as well as AAPT, Telecom Retail, Telecom Wholesale and Gen-i. Telecom International also provides outsourced international calling solutions for other telecommunications providers, mobile operators globally and cable television companies in Europe and the United States.

Competition

The carrier services division of Telecom International competes with other global wholesale carriers at all levels within the global voice market. There are approximately 25 major competitors operating in the carrier services market from all around the world.

The traditional voice division of Telecom International handles the international traffic for internal customers (AAPT, Telecom Retail, Telecom Wholesale and Gen-i) and, as such, is not subject to direct competition. The international voice market has experienced significantly increased competition and price pressure, with the emergence of a number of large-scale global players that compete in the market on price. In FY11 this has resulted in Telecom International facing further increased price pressure in internationally traded minutes, which impacts associated revenues, interconnection costs and profits.

While Telecom International has a number of opportunities to enhance service offerings, its outlook is impacted by a highly competitive and increasingly commoditised market that is facing the challenge of convergence, margin contraction and an increasing focus from ultimate retail customers on quality of service and customer care.

Retail

Telecom Retail provides mass-market products, services and support to consumer customers as well as to the SME market in New Zealand.

Telecom is a full service retail communications provider. Telecom Retail’s services include: fixed line calling and access products; broadband, dial-up and online offerings; and mobile voice, data, messaging and multimedia services. During FY11 Telecom Retail has continued its focus on customer satisfaction, cost reduction and innovation. Following a re-organisation during FY10, teams have been grouped around key functions, including market strategy, product and proposition, marketing, sales and customer service. As part of the Vision2013 initiative (see Strategy), the Product business unit was established in FY11 and this new team is expected to improve performance by incorporating product and pricing activity across Telecom.

investor.telecom.co.nz 23

Products and services

Home

Telecom Retail provides broadband, fixed line access and calling products in New Zealand and is focused on delivering bundled offerings of these services to customers. These bundles may include combining calling, broadband and fixed line rentals for a set monthly price. At 30 June 2011 more than 80% of Telecom’s broadband customers had signed up to Telecom Retail’s bundled packages (30 June 2010: 67%). In February 2011 Telecom Retail introduced a new bundled product called Total Home Broadband to provide larger data plans together with landline calling. Product bundling remains a key strategy for Telecom Retail, providing greater value to customers with multiple product holdings while delivering overall ARPU growth of the existing base.

During FY11 Telecom Retail also focussed on providing customers with new product options that provide more choice and greater flexibility. Contracts with no terms were offered to customers, giving them the choice of signing up to a contract or not, and additional data options were added to the portfolio so customers could choose to pay for extra data or have speeds reduced when they reach their data cap.

Telecom Retail has also continued to grow its broadband customer base, which at 30 June 2011 was around 2% higher with approximately 591,000 connections when compared to 30 June 2010.

Telecom’s bundled offerings also include television services and in May 2011, Telecom signed a new reseller agreement with SKY Television (SKY). This new agreement with SKY will enable Telecom to offer all of SKY’s television services to its customers alongside their fixed home line, mobile and broadband products.

In April 2011, as part of Vision2013, Telecom sold its shares in Yahoo!Xtra to Yahoo!7. The current commercial arrangement has Yahoo!7 providing Telecom’s retail broadband customer base with email and photo storage services.

Mobile

In mobile, both Telecom Retail and Gen-i are focused on mobile revenue and margin growth. During FY11 Telecom continued to invest in its WCDMA mobile network. This mobile network’s capability and performance has seen an increase during FY11 of more higher value customers, especially in the postpaid sector of the mobile market. Mobile demand, especially by postpaid customers, is also stimulated by the use of smartphones and the increased availability, functionality and content for these devices. In recent years mobile calling/voice revenues have declined, however, this has started to be offset by growth in mobile data and mobile broadband revenues. Mobile broadband connections increased in each of the last three years due to increased customer demand. All of Telecom Retails mobile postpaid plans now include an allocation of data usage per month. These features assist in attracting customers from the CDMA network, which is planned to be switched off in July 2012. Devices operating on the XT mobile network continue to roam to more than 210 destinations and XT mobile network customers have access to inflight mobile services on certain airlines en route to selected destinations around the world. For prepaid customers, new mobile initiatives in FY11 for retail customers include subscription billing, where prepaid XT mobile customers can subscribe to a set amount of mobile usage for an agreed price. Additionally, Telecom Retail introduced the ‘top up and win’ campaign.

During FY11 Telecom Retail also introduced a new voicemail retrieval service called Voicemail Viewer to all customers on the XT mobile network.

Mobile customers on the XT and CDMA networks (Telecom Retail and Gen-i) are shown below:

CUSTOMERS AS AT 30 JUNE 2011 30 JUNE 2010 MOVEMENT

Prepaid (000s) 1,249 1,312 (4.8%)

Postpaid (000s) 841 835 0.72%

While the XT prepaid customer base declined during FY11, the higher value postpaid customer base grew. The growth in postpaid customers reflects Telecom’s mobile strategy for growth in the number of higher value customers and increased mobile usage, both with greater use of smartphones and mobile broadband devices.

In May 2011 the Commission reduced mobile termination rates in New Zealand to 7.48 cents per minute. In anticipation of this regulation, Telecom Retail changed its postpaid mobile plans in March 2011 to include more calling minutes, SMS and data to attract more high value customers. Prepaid mobile plans were adjusted in April 2011 to reduce calling rates by up to 22%. The migration of Telecom’s CDMA mobile network customers to the XT mobile network continues, with final closure of the CDMA network planned for 31 July 2012. As part of this migration, Telecom closed its CDMA-based WorldMode Roaming service in October 2010 and its domestic CDMA 3G data network, known as EVDO, in 2010. As at 30 June 2011 914,000 customers (Telecom Retail and Gen-i) remain on the CDMA network.

Telecom continues its logistics outsourcing with Brightstar, an external logistics operator, who deliver mobile devices and supply chain services.

SME

The products and services offered in the SME market include broadband, fixed line, mobile services and IT products.

Telecom Retail continues to focus on reducing its levels of customer churn, as well as to develop its range of bundles for SME customers on the XT mobile network. New mobile plans ‘Talk & Text’ and ‘Business smartphone’ were launched in March 2011 to cater for smartphone users. Current offers to SME customers also include Telecom’s ‘Total Office’ bundles, a series of plans that include landline, broadband and mobile, all for one fixed monthly access fee. As at 30 June 2011, approximately 82.4% of total SME mobile connections were on the XT mobile network with the remainder on CDMA.

24 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Sales and marketing channels

As at 30 June 2011 Telecom Retail had a network of more than 85 stores, made up of Telecom’s own retail stores, as well as 59 dealer outlets dedicated to Telecom products and services. As part of an ongoing strategy to increase sales and improve customer perception, Telecom Retail closed 34 stores nationwide and withdrew from 18 individual dealer stores. During FY11 all of Telecom’s own and dealer outlets were integrated under one set of branding and a standard design concept. Telecom’s continued channel focus is to better serve customers through dedicated consumer and SME staff with a key focus on all products and services, in particular mobile sales. In November 2010 Telecom launched a new destination store in Telecom’s new Auckland headquarters to showcase innovative products and services and another destination store opened in Wellington on 1 July 2011.

In the past year Telecom Retail has set up a network of 30 Telecom Business Hubs in local regions around New Zealand to support customers with business communication needs. Telecom Retail has also focused on sharing advice and insights with small business customers via social media and direct mail activities, while also participating in industry associations.

As at 30 June 2011 Telecom Retail had approximately 1,500 service representatives staffing its New Zealand-based sales and support helpdesks, where phones are answered 24 hours a day, every day of the year. Telecom also uses offshore customer support services to provide diversity and technical expertise to customers. Call centres remain an important channel for customer interaction and for inbound sales inquiries and front line sales opportunities.

Another important and developing channel for retail customer interaction is available through online channels. On Telecom’s website customers are able to initiate a range of self-service functions.

Customers

Home

Telecom Retail provides 931,705 customers with landline access and calling products as at 30 June 2011 (30 June 2010: 1,009,296 customers). The number of internet customers (combined broadband and dial-up) as at 30 June 2011 was 614,426 (30 June 2010: 622,856 customers).

Mobile

Telecom Retail provides mobile services to customers, both on-account and prepaid, on both Telecom’s CDMA mobile network and the XT mobile network. In mobile, Retail is focussed on revenue and margin growth. Retail continues to see data usage increasing across all segments and devices. These increases reflect growth in customers on the XT Network, the increasing availability and functionality of Smartphone devices and the prevalence of content for mobile users. These features assist in attracting customers from the CDMA mobile network.

SME

Telecom Retail provides approximately 50,000 Telecom broadband lines and 145,000 access lines to SMEs as at 30 June 2011 compared to 49,000 Telecom broadband lines and 154,000 access lines to SMEs as at 30 June 2010.

Competition

Home

Throughout New Zealand there are many providers in cities, towns and rural communities offering telecommunications services, some based on wholesale services from Telecom Wholesale or Chorus and some based on offerings from other providers. The retail market remains highly competitive and the nature of this competition in the home market is principally price driven, with the offer of discounts or credits often used to keep existing customers or to attract new ones.

Telecom’s competitors compete by offering bundles of services, including TV components, to deliver value to customers. Telecom Retail’s main competitors in this market are TelstraClear, Vodafone, Slingshot and Orcon.

Mobile

Vodafone and 2degrees remain Telecom’s key competitors in the mobile market. 2degrees offers customers further choice and its competitive offerings have impacted the New Zealand mobile market considerably. Telecom Retail also faces competition as MVNOs become established in the New Zealand mobile market.

SME

There remains significant competition in the SME market, both as a result of UCLL and continued competitor activity across the full range of telecommunications services. Telecom Retail’s SME competitors are the same as the home market, noted above.

Gen-i

Gen-i provides IT and communications converged (ICT) solutions for business clients across New Zealand and Australia, with approximately 3,000 people across 19 locations.

During FY11 Gen-i undertook a major transformation programme to focus on the FY11 strategic themes under Vision2013 of simplifying its value proposition, reducing cost, retaining value in its traditional telecommunications business and targeting growth in delivering mobile and next generation cloud computing services and trans-Tasman clients.

investor.telecom.co.nz 25

Products and services

Gen-i provides ICT solutions for Australasian companies and provides business customers with products and services to meet their IT and telecommunications requirements. Gen-i also offers a wide range of fibre-based products and services for its clients combining both network and applications:

• An end-to-end network, with large bandwidth to transfer data to and from various fibre providers; and

• Network delivered and managed applications and services that run over fibre networks, such as cloud computing and videoconferencing services.

Gen-i’s portfolio of services includes:

• Managed voice services: network-based voice products and services, including hosted call centre solutions, IP-based networks, IP telephony and videoconferencing, including high definition videoconferencing, known as ‘Telepresence’;

• Managed data services: network delivered and managed products and services, including Gen-i WAN Services (GWS) and remote-managed LAN and WAN services;

• Growth solutions: such as its ReadyCloud Infrastructure-as-a Service (IaaS) portfolio, including ReadyCloud Server and ReadyCloud Back-up to be launched in FY12;

• Managed mobile services: mobile data and ICT solutions based on Telecom’s XT mobile network and wireless-based technologies. These include Gen-i Mobile Office, which extends full PABX functionality to mobile devices to improve the productivity of a mobile workforce;

• Managed IT services: managed customer infrastructure (eg, desktop and end-user devices), managed storage and security services, hosting and application development and support;

• IT outsourcing: incorporating a range of the above solutions and managing them on behalf of the customer either on the customer’s or Gen-i’s premises;

• Procurement of hardware and software: including software and contract management services; and

• Professional services: Gen-i’s professional services division operates a business consultancy under the name ‘Davanti’, offering industry expertise and practical tools to assist organisations with business and technology investments.

Gen-i’s project services team also helps clients with the implementation of new technologies, while a training operation for clients operates under the name ‘Auldhouse’.

These services are supported by access to Telecom’s infrastructure in both New Zealand and Australia.

As part of Gen-i’s simplification programme to deliver a more efficient, value-based and client-focused business, around 100 products and services were withdrawn from sale to new customers during FY11. Gen-i has re-organised itself around two distinct customer segments with specific service offerings:

(i) Enterprise clients with complex needs that demand integrated ICT solutions and see ICT as strategic for their business and are therefore willing to pay for bespoke solutions; and

(ii) Corporate/Business customers with simpler requirements who demand cost effective and more standardised platform-based ICT solutions, including IP based telecommunication services and hosted/cloud based IT solutions.

Gen-i’s cost reduction programme has also continued to invest in its end-to-end service delivery capability to create internal business efficiencies under Telecom’s right-first-time and Vision2013 initiatives, which have reduced costs and increased customer service levels. A key focus has been the ‘On time in Full’ measures of executing outcomes for customers. These measures are in place for mobile resolve, mobile buy, managed data resolve and managed data buy. For all four measures Gen-i has delivered a 30% improvement in customer experience for FY11 when compared to FY10.

In June 2011, Gen-i announced a strategic alignment with Infosys for the provision of a broad range of application development and maintenance services. This move offers customers the benefits of Gen-i’s local relationships and capability, with the global expertise of Infosys. In July 2011 Infosys also acquired Gen-i’s software solutions practice for NZ$5 million, offering positions to more than 110 of Gen-i’s employees and contractors, who will continue to be based in Auckland, Wellington and Christchurch.

Marketing channels

Gen-i has a direct client relationship model designed to foster long-term and sustained relationships with clients. It appoints dedicated client teams to build and retain industry knowledge, simplify lines of communication and to offer clients expertise and accountability.

Gen-i’s direct sales force operates from 16 offices across New Zealand and Australia. Supporting the direct sales force, Gen-i has five franchise offices across New Zealand, which extend Gen-i’s reach outside the major centres. On 1 March 2011 Gen-i purchased the assets of Computer Group Hawkes Bay Limited, the Gen-i franchise group that operated in the Hawke’s Bay region.

Customers

Gen-i provides ICT solutions to over 3,300 public and private sector organisations in New Zealand and Australia, which include customers in the banking and finance industry, the energy sector, government, healthcare and rural sectors.

Competition

Gen-i faces intense competition in its market. Competition in New Zealand comes from other telecommunications providers, such as TelstraClear and Vodafone, as well as large IT solutions providers, such as HP and IBM, but also from regional providers, such as Datacom and Dimension Data.

There has been merger and acquisition activity in the New Zealand market during the year, with Integral acquiring Axon and then later being acquired by Datacraft. In April 2010 these companies were merged and re-branded as Dimension Data.

26 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

In the mobile sector, Gen-i continues to grow its mobile market share against Vodafone.

While Gen-i has a much smaller presence in Australia, it is focused on growing its services for trans-Tasman clients.

Overall, Gen-i’s competitive differentiator is that it remains an integrated solutions provider of information technology and telecommunications solutions. Gen-i’s key priority is to achieve its goal of becoming Australasia’s preferred ICT services provider.

AAPT

AAPT’s vision is for customers to say we are the easiest network service provider to deal with in Australia. With one of Australia’s most extensive fixed IP networks, AAPT’s dedicated focus on corporate and wholesale markets creates a unique position for customers to experience a telecommunications relationship.

AAPT’s customer relationship is exemplified by the successful integration and delivery of AAPT’s IP-based core network, which incorporates more than 11,000kms of fibre and 380 exchanges, along with Ethernet capability in more than 180 of these, focused on the major Australian cities and large metropolitan areas. AAPT benefits from owning infrastructure and as such it is not as dependent on reselling services from Telstra when compared to non-infrastructure or limited infrastructure competitors.

Leveraging the upgrade of its core IP network and MPLS edge (IP/MPLS), which is a communications protocol suite used for carrying data on the Internet, AAPT has a range of new IP-centric Ethernet business products supporting AAPT’s data offerings, as well as having a supply agreement with a leading global content delivery provider, EdgeCast.

AAPT’s upgraded network enables it to leverage its nationwide transmission and extensive access network. Complementing this, the access network has been upgraded to deliver ADSL2+ and high-speed Ethernet, significantly enhancing AAPT’s internet delivery capacity.

AAPT has continued to rationalise and upgrade its billing and rating systems by completing the shutdown of a mainframe platform in FY11, delivering annual cost savings and significant business simplification across back-office operations.

On 30 September 2010 Telecom completed the sale of its investments in Macquarie Telecom and iiNet for A$80 million and the sale to iiNet of the AAPT consumer business for A$60 million. As a result, AAPT now focuses on the business and wholesale section of the Australian telecommunications market. AAPT’s longer-term performance and operations are also subject to the finalisation and operation of the Australian national broadband network (NBN) (see Our company – Australian regulatory environment).

Products and services

AAPT provides data, internet and voice telecommunication services to the corporate and wholesale markets. The AAPT business team only focuses on corporate, government and medium business markets, whilst the wholesale arm provides products and services to organisations who then distribute these under their own brand.

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

AAPT’s voice products have also been expanded to include next generation Session Initiation Protocol (SIP) Voice products (which is a signalling protocol used for establishing sessions in an IP network) targeting businesses considering the migration to next generation voice technologies.

Over the next year AAPT intends to continue investing in its strategic product portfolio to meet the demands of customers in both traditional telecommunications and cloud-based services.

AAPT’s unique mid-band Ethernet capability is currently deployed in 180 exchanges, with the capacity to service more than 600,000 businesses nationally.

Internet

AAPT delivers internet services to businesses and internet service providers. Leveraging off a group of IP providers for domestic peering, AAPT provides its business and wholesale customers with internet access domestically and internationally. This arrangement involves AAPT working with other ISPs to share and exchange internet traffic. AAPT’s retail and SME channels provide broadband internet services that consist of ADSL2+ services utilising AAPT’s on-net DSL coverage in over 350 exchanges at speeds of up to 24Mbps and resale of third-party supplied services. AAPT’s business channel provides internet access to corporate and public sector customers, whilst the wholesale channel offers wholesaling services to other internet service providers that in turn resell AAPT services to retail customers.

In the business and wholesale market, AAPT delivers internet access via its own broadband network (as well as reselling third-party supplied services) and provides connectivity to business and wholesale customers. AAPT also delivers internet access through its 24 co-location facilities that currently support over 250 carriers and business customers.

investor.telecom.co.nz 27

Voice

AAPT offers a complete range of traditional and next generation IP telephony services, ranging from POTS, Basic Rate ISDN, Primary Rate ISDN through to Intelligent Network 13/1300/1800, Presence, International Toll Free Services, Call Termination Services, and Hosted IP Telephony and SIP Voice, a SIP Trunking solution catered to the medium to large enterprise market across business and wholesale channels.

AAPT resells Telstra’s local call services to customers not directly connected to the AAPT network. This service is principally marketed to customers as part of a bundle, with other services, in the business and wholesale segments.

AAPT currently resells Vodafone mobile products as a bundled product to business customers.

Marketing channels

AAPT’s marketing communication campaigns are developed to generate maximum awareness within its target audience (IT/ business decision makers of 100+ seat companies). The primary objective for these campaigns is to generate quality leads for the AAPT business division, generate awareness of business offerings, build upon the market share of our wholesale business, drive traffic to the AAPT website and establishing brand recognition within the market. Assorted mediums that AAPT utilises include: domestic airport terminal advertising; electronic direct mail; outbound calling; online advertising; cross-selling; and up-selling.

AAPT’s marketing programmes also continue to play an integral role as a means to support business and customer acquisition. The focus behind AAPT’s business ‘Roadie’ campaign is to cement AAPT’s position as a network owner with an extensive product portfolio, to promote AAPT’s strong expert service capabilities and AAPT’s ability to deliver innovative network solutions.

Customers

AAPT targets customers in multiple market channels through its wholesale and business sales teams. Primary channels are international carriers, telecommunications resellers, value added resellers, system integrators and enterprise businesses.

AAPT wholesale is focused on developing alignment with key players in the market and building on existing relationships with strategic customers and partners by leveraging investment in the next generation network and extensive access network. A recent example is the targeted launch of carrier-grade ethernet and transmission in the wholesale market.

AAPT business offers data, internet and voice solutions to its market segment, which range from corporate and public sector customers to SMEs. The AAPT business teams work with customers, and potential customers, to develop and satisfy the actual requirements of their businesses. From analysing their existing infrastructure to developing a customised plan, the AAPT business team of experts build solutions from the ground up to ensure AAPT delivers the right fit for business. AAPT has invested in simplicity, streamlining systems and delivering a straight-forward approach to customer service.

Competition

Telstra and Optus are AAPT’s main competitors in the voice, data and internet market.

The local calling market remains dominated by Telstra, as it owns most of the Australian domestic local loop network. Interconnection with Telstra’s local loop is necessary for competitive carriers, including AAPT, to offer many telecommunications services.

There is significant competition in the provision of long-distance national and international voice and mobile telecommunications services and long-distance national and international data services to businesses. Price reductions, which have already been seen in the market for long-distance and local fixed line services, are expected to continue.

See Our company – Australian regulatory environment for the Australian NBN and regulatory reform process.

Technology & Shared Services

Telecom’s Technology & Shared Services (T&SS) division operates Telecom’s New Zealand shared business processes; develops, maintains and operates the New Zealand IT systems and networks; and aligns systems, platforms and processes with Telecom’s business objectives.

T&SS is a team of more than 1,900 people spread throughout New Zealand and led by Telecom’s group chief technology officer. T&SS serves Telecom’s business units and includes the following functions:

• The technology and shared services functions, which are responsible for the plan, design, build, integration, testing, deployment, operation, optimisation and lifecycle management of Telecom’s New Zealand IT and network infrastructure. They oversee the technology policy and architecture for process, data and technology;

• Running the shared business operations for Telecom. This includes provisioning (activating broadband, homeline and data services), billing nearly 1.6 million customer accounts each month, credit management, fraud management and information management services; and

28 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

• Overseeing the delivery of the programmes of work associated with the Undertakings and working closely with internal delivery functions to provide reporting and assurance to Telecom’s board, executive and external bodies (including the Commission and the Independent Oversight Group). A key outcome of this is to achieve delivery of the short-term initiatives required for Telecom to sustain margins and meet the Undertakings, whilst enabling the strategic capabilities needed to support Telecom’s services.

T&SS maintains strong links into Telecom’s business units and corporate functions to ensure trade-off decisions are informed and aligned to Telecom’s business strategy and to its customers’, shareholders’ and broader stakeholders’ interests.

Should the proposed demerger occur, T&SS is expected to provide support services and processes within New Telecom, as well as transitional and shared services to New Chorus.

Products and services

T&SS has invested, and will continue to invest, in infrastructure and capability in order to facilitate Telecom’s transformation to lower operating costs, deliver rapid speed-to-market for new products and services and provide synergies across products, in line with Telecom’s overall strategies. Examples of products and services that T&SS provides include:

PSTN life cycle management

T&SS operates the PSTN platform, which is the platform that supports traditional fixed-voice telephony and is the key platform for sustaining Telecom’s current fixed line revenues. An intensive programme is under way to sustain this PSTN platform, much of which dates from the 1980s, in conjunction with the development of IP-based technologies. This programme consists of support agreements with vendors, securing equipment and ensuring key PSTN resources, skills and capabilities are retained within Telecom’s business units.

Operational Separation Undertakings

T&SS is responsible for much of the IT systems and process development across Telecom’s New Zealand business units. Key priorities within the separation programme of work have included delivering the Equivalence of Inputs (EOI) standard for Chorus and wholesale relevant services, delivering an Undertakings, compliant broadband service and ensuring compliance with rules around the separation of customer data. T&SS will provide input in effecting the proposed demerger, in terms of establishing new trades and services between New Chorus and New Telecom.

Provisioning

T&SS provisions processes and manages requests for data and voice services from Telecom’s customer-facing operations, including sales and dealers, the Telecom website and Telecom Wholesale’s customers, including allocating network resources and activating and commissioning services.

Group property

The group property team governed Telecom’s input for the construction and related project management of the new Telecom Building ‘Telecom Place’ in the Auckland CBD and is also overseeing Telecom’s input for the construction and project management of Telecom’s new office building in Wellington.

WCDMA mobile network

In 2009 Telecom launched its WCDMA mobile network, which is supported by T&SS. From December 2010 and during 2011 T&SS completed a series of incremental developments and enhancements to the WCDMA mobile network, building upon the deployment and launch of services to date.

These enhancements have enabled faster mobile data speeds and access to additional retail and business applications. Road maps for further enhancements are also currently being developed, including looking ahead to delivering download speeds of up to 50Mbps.

investor.telecom.co.nz 29

Company review

Networks and systems

Transformation – simplifying Telecom’s infrastructure

The key transformation programmes for Telecom over the last three years include:

• FTTN: Telecom is on track in its three and a half year programme to deploy an FTTN network in New Zealand and is on track to deploy the remaining cabinets by the end of 2011;

• WCDMA mobile network: following the build and launch of this network, Telecom has plans to continue investing in the network to expand its capacity and footprint; and

• Retail NGT: Retail NGT is a suite of IT systems that will provide a new approach for customer interaction. Telecom is currently on track to deploy enhanced customer assurance and customer management functions in early 2012 and is progressing on the design for enhanced order processing and a greater shift to an online channels launch. Retail NGT will deliver new customer relationship management and billing capability. During FY11 Telecom impaired some of the stage one copper based assets built under Retail NGT as a result of the changes in the New Zealand industry which is moving towards a fibre future.

Partial mobile network outages in FY10

In FY10 Telecom’s new WCDMA/XT mobile network experienced some partial outages that impacted customers in certain parts of New Zealand. Following these outages, Telecom commissioned an independent review of the network that assessed the network’s design, build and operation. The findings of this independent review noted that, despite being within Telecom’s traffic forecasts, the rate of customer acquisition was too fast for the network in the early stages of its deployment. This created a number of issues that contributed to the reliability and performance issues experienced and the partial network outages. The review stated that the network’s technology was fundamentally sound and also acknowledged the subsequent remediation and enhancements made in the second half of FY10, by Telecom and the supplier of the network, to resolve the issues that caused the partial outages and to build additional resilience and capacity in the network. The partial network outages negatively impacted the market’s perception of the WCDMA/XT mobile network and, accordingly, customer uptake has been slower than expected in FY10 and FY11. No significant outages on the network arose in FY11 and capital investment and customer uptake for the XT mobile network continues.

Network assets

New Zealand network assets

Transmission infrastructure

Telecom’s transmission infrastructure connects more than 709 exchanges across New Zealand. Fibre optic transmission systems deliver 95% of Telecom’s transmission capacity and, in addition, more than 900 radio systems, which serve remote rural areas, provide partial diversity and have a significant role in Telecom’s disaster recovery plans.

PSTN

Telecom provides fixed line and value-added fixed line voice services over PSTN. The PSTN provides analogue lines, ISDN lines and Centrex lines. Smartphone services (or value-added fixed line voice services) which include call waiting and calling line identification, are available in most areas.

Integrated Services Digital Network (ISDN)

Telecom’s ISDN is a digital switched service and is capable of transmitting voice, video and data from one location to another. Telecom’s ISDN lines have the flexibility of the standard telephone network, with additional high quality, fast and reliable digital transmission. Telecom’s ISDN services are available in most areas. Telecom continues to build IP-based solutions within the next generation network that are replacing the ISDN network and associated services. Gen-i voice connect is one such solution that was implemented over fibre during FY11 to replace the ISDN network for business customers.

Broadband and IP networks

Telecom operates a high-speed internet access service using both copper-based DSL and fibre-based technologies. The Telecom broadband network is available to approximately 95% of Telecom’s customers.

Telecom has been trialling VDSL for very high-speed DSL services and the commercial launch occurred in late 2011. DSL-based capabilities will be made available to retail service providers (including Telecom Retail) through wholesale bitstream services, on an equivalence of inputs basis.

Through Chorus, Telecom continues to extend its fibre optic IP network to business customer sites in metropolitan and some regional areas and in FY12 Chorus has commenced deployment

30 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

of fibre under the Government’s RBI. Telecom has commenced design and build of the new fibre network in August 2011 and will continue to self-fund the design and build during the interim period until completion of the proposed demerger. Telecom delivers a range of IP and Ethernet-based services to these customers. The deployment of fibre to the home is now occurring in most major greenfield residential subdivisions.

IP/MPLS

Telecom has built a national IP/MPLS-based network that provides the connectivity backbone for virtually all of Telecom’s current data services, with an extensive service footprint. Telecom continually invests in expanding its IP/MPLS-based network capacity and capability and in the underlying transport and information systems needed to ensure that customer service demands are met.

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

Mobile networks

Telecom currently operates a nationwide CDMA mobile network, as well as a 3G WCDMA network that operates at 850MHz nationally and at 2100MHz in certain metropolitan centres. Telecom’s CDMA WorldMode roaming service closed in October 2010. The domestic CDMA 3G high-speed data network (known as EVDO) also closed in November 2010 and the CDMA voice, text and low-speed data services are expected to close in July 2012. The WCDMA mobile network provides a coverage footprint of 97% of the places where New Zealanders live and work. Both networks offer prepaid and postpaid mobile phone services, with a range of voice, packet data and content-based services available.

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

As Telecom transforms its infrastructure, focusing on platform, process and product excellence, it plans to be in a position of having a robust set of standardised products and services for customers who require converged information, entertainment, communication and other ICT products and services. This is planned to be achieved by simplification of processes, more efficient procurement, Telecom’s ‘right first time’ and ‘Vision2013’ plans.

Australian network assets

AAPT operates a large national voice, data and internet telecommunications network.

Transmission infrastructure

AAPT has high-bandwidth transmission capacity linking Cairns, Brisbane, Sydney, Canberra, Melbourne, Adelaide and Perth. AAPT has exercised its option to upgrade the capacity by deploying dense wavelength division multiplexing on existing fibre pairs under a contract with Optus. The remaining term of the contract for capacity is 15 years.

AAPT has additional owned transmission of approximately 2,100km of inland fibre between Brisbane, Sydney, Canberra and Melbourne, with 24 regeneration huts along the path. This owned system has been upgraded to dense wavelength division multiplexing and currently has commissioned 160 Gbps of capacity between Brisbane and Sydney, 160 Gbps of capacity between Sydney and Melbourne and 100 Gbps of capacity between Melbourne and Perth.

IP/MPLS network

In 2009 AAPT completed a refresh of its nationwide IP/MPLS network using technology from Cisco and Alcatel-Lucent. The IP/MPLS network is used for delivery of both internet services of IP-based services, such as IP-VPN, internet, carrier-grade Ethernet and VoIP. The legacy networks are steadily being decommissioned.

Access network

AAPT’s access infrastructure includes DSLAMs across metropolitan Australia and an exclusive wholesale arrangement with iiNet for ADSL2+ services. When combined, the unique footprint serves to offer ADSL2+based voice, data and internet in over 380 exchanges across key capital cities in Australia. In addition to ADSL2+ services, AAPT has over 180 key exchanges deployed with mid-band Ethernet, which can deliver up to 40Mbps symmetric Ethernet services to over 600,000 businesses by bonding copper pairs.

Along with its national inter-capital backbone, AAPT has large central business district and metropolitan fibre networks in all major Australian capital cities. These networks provide high-speed access to exchanges, data centres, wireless towers and to over 1,300 buildings.

Voice

AAPT’s voice network consists of 12 major switching sites and three soft switches, with large media gateways deployed in major capital cities to support VoIP services. AAPT has extensive interconnect to all major domestic carriers and has call collection in all 66 call collection areas in Australia.

Intelligent network

AAPT’s intelligent network uses service control points in Sydney and Melbourne. The intelligent network provides toll-free numbers and local rate numbers (ie, 1800, 13 and 1300) and

investor.telecom.co.nz 31

presence (ie, mobile number portability and inbound number portability services).

AAPT uses a signal transfer point system for signalling within AAPT’s PSTN intelligent network and for signalling to other carriers’ networks. AAPT’s intelligent network similarly provides toll-free services and advanced interactive voice response capacity is provided via a Holly platform; both platforms are deployed across Sydney and Melbourne.

International

Telecom’s international network has been designed to maximise the performance and delivery of telecommunications services from its customers in New Zealand and Australia to the rest of the world. Telecom is connected to approximately 200 international telecommunications operators. The international network is 100% digital.

In 1998 Telecom joined with SingTel Optus and WorldCom (now part of Verizon) in an investment to build and operate the Southern Cross trans-Pacific submarine fibre optic cable, linking Australia, New Zealand, Fiji, Hawaii and the West Coast of the US. The Southern Cross cable provides international capacity for the growth of traffic generated by data services, including internet traffic, and commenced operations in November 2000. Telecom has a 50% equity investment in the Southern Cross cable.

Cable systems

In addition to the use of the Southern Cross cable described above, Telecom also uses the following third-party cable systems:

• TASMAN 2, linking Australia and New Zealand;

• SEAMEWE 3, linking Japan through South-East Asia, via the Middle East to Western Europe, with a link from Singapore to Australia;

• China-US, linking China and the United States;

• A-PNG-2, linking Papua New Guinea and Australia; and

• Atlantic Crossing, linking the United States and the United Kingdom.

Satellite services

Telecom owns satellite earth stations at Warkworth, Waitangi in the Chatham Islands and Scott Base in Antarctica, which are operated and maintained by Kordia. These satellite earth stations provide telecommunications services via Intelsat, Asiasat, Optus and SES Worldskies to destinations not generally served by international submarine cable systems. The Warkworth facility was upgraded in 2008 to improve its satellite coverage and the two original 30m antennae were also decommissioned and replaced with more modern systems.

Global Gateway Internet Service

Global Gateway Internet Service is Telecom’s managed IP transit service enabling access for New Zealand and Australian wholesale and retail customers to global internet services, via its international links and overseas transit and peering arrangements.

Points of presence

Telecom operates points of presence in Los Angeles, Singapore, London, Frankfurt, Sydney, Melbourne and Auckland to obtain better options for its Australian and New Zealand retail customers, while generating new business with carriers seeking competitive wholesale pricing into Australia, New Zealand and the rest of the world. Telecom supports a wide range of traditional and IP-based voice and other services on its network to meet customers’ needs.

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

Office buildings

Telecom leases multiple office buildings, primarily in Auckland, Wellington and Sydney, which house Telecom’s corporate, T&SS and business unit offices. Telecom’s corporate office, which is its principal executive office, is based in Auckland. The majority of Telecom’s Auckland offices were consolidated in early 2011 into a newly constructed building, ‘Telecom Place’, which at 28,877 square metres is the largest single-occupancy corporate campus in New Zealand and is leased entirely by Telecom. Telecom has leases over the buildings for 12 years with a right of renewal once the lease has expired. Some of Telecom’s offices in Wellington will also be consolidated in FY12 into 19,000 square metres of a 26,000 square metre building currently under construction. These new buildings, which are leased, enable Telecom to rationalise its property portfolio and bring together more of Telecom’s employees ultimately to improve service delivery to customers.

Since the February 2011 Canterbury earthquake, Telecom has had to re-establish its office accommodation in Christchurch in multiple leased sites away from the cordoned area most impacted by the earthquake. Prior to the February 2011 earthquake Telecom accommodated almost all Christchurch staff in a mix of owned and leased properties in the CBD area. These properties are subject to limited access only and are currently being assessed.

Internal operating systems

Telecom has embarked on a programme of major initiatives to modernise its internal systems portfolio through adoption of enterprise architecture, the coordinated deployment of new systems and the retirement of old systems. Telecom is upgrading to a new customer relationship management system and has launched a new inventory and order management system. Telecom has recently deployed HP Service Manager for enhanced fault management, while investment in Telecom’s billing systems and network management systems continues

32 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

to be extended. These initiatives will provide customers with self-service capabilities and customer service representatives improved access to the information and systems they need. Telecom has also upgraded a number of its provisioning systems for PSTN to reduce risk and improve business performance.

Electricity supply agreements

The operation of Telecom’s networks is dependent upon the supply of electricity from electricity companies. In the instance of an electricity supply failure, Telecom has back-up generators in key exchanges that it is able to utilise.

Strategic suppliers

ALCATEL-LUCENT

Alcatel-Lucent is currently the primary strategic supplier to Telecom of network equipment in New Zealand. It also manages the Telecom Network through an outsourcing contract. Telecom and Alcatel-Lucent are currently renegotiating their contractual terms, to simplify the way Telecom purchases network equipment and services from Alcatel-Lucent.

Information services

HEWLETT-PACKARD (HP)

During FY11 Telecom has brought back in-house the operation of its information service systems from HP to T&SS resulting in approximately 230 staff that were previously employed by HP now being employed by Telecom. The agreement gives T&SS direct responsibility for application development and maintenance services and facilities management services. An HP outsourcing agreement for Australia is based on that which previously existed for New Zealand. However, HP does not provide application development and maintenance services in Australia under the outsourcing agreement. AAPT is in the process of completing the insourcing of the work carried out by HP and this is expected to be completed by December 2011.

Other

Telecom’s main external purchases include the acquisition of hardware for resale purposes, such as telephone handsets, modems and IT computing equipment. Telecom also purchases equipment for internal use in operating or building its networks or providing ICT offerings, such as fibre optic cabling and roadside cabinets or computers, servers and other related IT equipment. The majority of this equipment is sourced, either directly, or indirectly, from overseas, with Telecom’s costs usually subject to the prevailing foreign exchange rates.

Regulation

Introduction

In May 2011, Telecom’s bid to participate in the Government’s UFB initiative was accepted by CFH and Telecom was awarded 24 out of the 33 candidate areas within the Government’s UFB initiative. The UFB initiative is described further under

Our company – Operating environment, competition and proposed demerger above.

In order to participate in the UFB initiative, subject to Telecom shareholder approval and satisfaction of certain conditions, Telecom will demerge into two listed entities, being:

• New Chorus, which will own and operate a nationwide fixed line access network infrastructure; and

• New Telecom, a telecommunications and IT services business comprising fixed, mobile and ICT businesses.

The Telecommunications (TSO, Broadband, and Other Matters) Amendment Act 2011 (the Telecommunications Amendment Act) establishes a substantially revised regulatory regime that will apply to New Telecom and New Chorus should the proposed demerger proceed. It also includes certain regulatory changes which will take effect irrespective of whether the proposed demerger proceeds.

Current regulatory regime

The telecommunications sector in New Zealand is governed principally by the Telecommunications Act, which provides for certain telecommunications services to be regulated by the Commerce Commission (the Commission). Most services can be regulated under the Telecommunications Act on price and non-price terms, while other services may only have non-price terms determined.

The Telecommunications Act also contains the process for the current operational separation of Telecom by way of legally binding Undertakings agreed between the Government and Telecom. Telecom is currently subject to the Undertakings, which are designed for a copper-based world served by a vertically integrated incumbent provider of access services. The Undertakings have imposed on Telecom an increasing level of cost, congestion, complexity and customer risk.

Telecom is also subject to certain universal service obligations set out in the TSO Deed, known as the Telecommunications Service Obligation (TSO). The obligations imposed under the TSO supersede the corresponding obligations set out in Telecom’s constitution, known as the Kiwi Share Obligations.

Set out below is a brief overview of the key features of Telecom’s Undertakings, Telecom’s obligations under the TSO and the current regulation of telecommunications services under the Telecommunications Act. If the proposed demerger proceeds, there will be significant changes to the current regulatory regime. These changes are described below under Proposed regulatory framework.

investor.telecom.co.nz 33

Operational Separation Undertakings

Telecom’s Undertakings provide for the operational separation of Telecom into a ‘three-box model’. The ‘three-box model’ consists of an access network unit (Chorus), a wholesale unit and a retail unit. Each unit must act at arm’s length from the other units (ie, on commercial terms) and, in the case of the access network unit, on a standalone basis.

The Undertakings also provide for the staged implementation of equivalence of inputs requirements on key fixed network access and wholesale services. Broadly, the equivalence of inputs standard requires the same services to be provided to each customer on the same terms and conditions, on the same time scale and to the same service level, using the same systems and processes. Migration plans are in place to implement equivalence of inputs standards on UCLL and sub-loop unbundling (SLU) services and their associated co-location and backhaul services.

In addition, the Undertakings provide enforceable milestones (amongst other things) for:

• migration of all retail broadband customers to a service using unbundled bitstream access (UBA);

• rollout of the fibre-to-the-node (FTTN) network; and

• acceleration of the migration of Telecom’s customers off the PSTN by 31 December 2020.

The Commission may take action in the courts in relation to breaches of the Undertakings. Such action could result in Telecom being subject to substantial fines. See Enforcement below.

Telecom has agreed five significant and complex variations to the Undertakings with the Government to date. If the Undertakings remain in force, Telecom expects that further variations will continue to be sought, but whether they would be granted is uncertain.

Under the Telecommunications Amendment Act, if the proposed demerger proceeds, the Undertakings will be revoked. See Proposed regulatory framework below.

Independent Oversight Group (IOG)

The IOG monitors, and is required to report annually on, Telecom’s compliance with its obligations under the Undertakings. To view a copy of its annual report on Telecom’s compliance, go to: www.iog.org.nz. Under the Telecommunications Amendment Act, if the proposed demerger proceeds, the IOG will be disestablished. See Changes relevant to both New Telecom and New Chorus below.

Accounting separation

Until earlier this year, Telecom was required to prepare and disclose information about the operation and behaviour of its network, wholesale and retail activities as if they were operated as independent or unrelated companies. Accounting separation has now been repealed by the Telecommunications Amendment Act.

Telecommunication Service Obligation (TSO)

Telecom is subject to certain universal service obligations, which arise pursuant to the TSO Deed and certain provisions in Telecom’s constitution describing the rights and obligations attaching to the Kiwi Share (known as the Kiwi Share Obligations). Broadly, these require Telecom to:

• ensure that residential access continues to be made widely available;

• provide free local and emergency calling;

• limit local residential telephone service price increases to the rate of increase in the consumer price index; and

• ensure that line rentals for local residential telephone services in rural areas are not higher than the standard rental. The Telecommunications Amendment Act implements a number of TSO policy changes, including amendments to the methodology used to assess the net cost of complying with the TSO, which determines the compensation paid to Telecom for providing the services required under the TSO. The Government has stated that, based on this new methodology, it estimates Telecom’s loss from meeting the TSO to be zero, and therefore no such compensation will be paid to Telecom. These changes will be made regardless of whether the proposed demerger proceeds.

Regulated services

A brief description of the current regulation under the Telecommunications Act applying to some of the key services provided by Telecom is set out below. If the proposed demerger proceeds, the pricing regime applying to certain services will be substantially changed. If the proposed demerger does not proceed, these changes will not occur. See Changes to copper regulated pricing below.

• Unbundled copper local loop (UCLL), co-location and backhaul services:

• The UCLL group of services enables retail service providers to access the copper local loop network to deliver phone and internet services to the end user.

• UCLL enables access to, and interconnection with, the copper local loop network from the exchange to the end user’s premise;

• UCLL co-location provides facilities for retail service providers’ equipment in exchanges for the purposes of access to, and interconnection with, the UCLL service; and

• UCLL backhaul provides transmission capacity for the purposes of access to, and interconnection with, the UCLL service between the local exchange to the retail service provider’s nearest point of interconnection.

• The pricing of the UCLL group of services is regulated by the Commission under published ‘standard terms determinations’. The current pricing for the monthly rental for the UCLL service is based on benchmarking by the Commission against prices for similar services in comparable countries and is de-averaged (ie, a lower price in urban exchanges and a higher price in non-urban exchanges). The associated co-location and backhaul services are also regulated.

34 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

• Sub-loop unbundling (SLU) services:

• The SLU group of services enables retail service providers to access the copper local loop network to deliver phone and internet services to the end-user.

• SLU enables access to, and interconnection with, the copper local loop network from the distribution cabinet (as opposed to the exchange in the case of UCLL);

• SLU co-location provides facilities for retail service providers’ equipment in distribution cabinets for the purposes of access to, and interconnection with, the SLU service; and

• SLU backhaul provides transmission capacity for the purposes of access to, and interconnection with, the SLU service between the distribution cabinet and the exchange.

• The pricing of the SLU group of services is regulated by the Commission under the published ‘standard terms determination’. The SLU services’ pricing has the same urban and non-urban split as UCLL. There are also associated co-location and backhaul regulated services.

• Unbundled Bitstream Access (UBA) services:

• Bitstream access refers to a high speed access link between the exchange and an end-user’s premise that has been installed by the access network owner. This high speed access link enables high speed broadband services to be delivered to the end-user through the local access network. Unbundled bitstream access (UBA) services allow retail service providers direct access to the high speed access links and enable them to install their own equipment in the local access network to deliver high speed broadband services, rather than having to utilise the equipment of the access network owner. This is similar in principle to UCLL as the retail service provider does not need to replicate the local loop from the exchange to the end-user premise. Enhanced UBA is a higher specification set of equipment and products allowing higher delivery speeds and data transfer rates when compared to UBA.

• The UBA backhaul service provides transmission capacity for UBA traffic between the trunk side of Telecom’s first data switch, other than a DSLAM, that is connected to the end-user’s building and the retail service provider’s nearest available point of interconnection.

• The pricing of the UBA and associated UBA backhaul services is regulated by the Commission under the published ‘standard terms determination’. The pricing methodology for the UBA service is the retail price minus a discount, benchmarked against discounts in comparable countries. For naked UBA services, there is a contribution to the costs of Telecom’s local loop network that Telecom would usually recoup from an end-user of its local access and calling service, as determined by benchmarking against comparable countries.

Resale services investigation: The Minister for Communications and Information Technology has recently accepted the Commission’s recommendations that the potential for resale regulation should be scaled back in areas where there is effective competition and that the following should occur:

• de-regulation of resold broadband and data services;

• removal of regulation of bundled resale offerings; but

• continued regulation of resold local access and calling services and parts of bundles.

Mobile co-location: The Commission has recommended that the price for mobile co-location service should not be regulated but has determined the non-price terms on which parties could co-locate on each other’s towers, including the levels of interference that co-locators are able to cause existing operators, when existing operators can be required to minimise or replace antenna and what space existing operators can forecast for future use.

Mobile termination rates: Mobile termination rates for fixed-to-mobile and mobile-to-mobile calls have been regulated. The initial basis for regulation, the initial pricing principle, is a product of benchmarking against the costs of providing similar services in comparable countries that use a forward-looking cost-based pricing methodology. Termination rates for texts (or short message services) have been reduced to a very low nominal charge.

Trans-Tasman mobile roaming: The Ministry of Economic Development (MED) and the Australian Department of Broadband, Communications and the Digital Economy have announced a joint investigation into trans-Tasman mobile roaming pricing. The agencies will prepare a draft decision that outlines their market assessment and the options for joint action in the event of a market failure being determined. These options may include regulatory intervention. The two governments are likely to release a draft report in the first half of 2012.

Competition tests: From time to time the Commission conducts tests on the state of competition in various regulated markets. If it finds that effective competition has developed in any regions, it may pare back regulation in respect of the regulated product in those regions. At the date of this Report, competition tests had been concluded in respect of UBA, UBA backhaul and UCLL backhaul.

The Commission has finalised its consultation on the competition test to be applied to UCLL backhaul and UBA backhaul. In its final decisions on these services the Commission simplified the criteria for the assessment of competition (the ‘near entrant test’). Any alternative backhaul operator, including a vertically integrated operator that is within one to two kilometres of a Telecom exchange, will be considered a competitive constraint on Telecom unless it has publicly stated that it does not intend to connect to that exchange. The Commission will apply a consistent approach for UCLL backhaul and UBA backhaul. The Commission has also concluded its first competition test on UBA, where it decided that Telecom does not face effective competition in any exchange service area at this time.

investor.telecom.co.nz 35

Telecommunications Carriers’ Forum (TCF)

The TCF provides a forum for operators to discuss industry issues and develops industry codes. It is currently reviewing or preparing a number of new codes (including emergency calling services, an industry approach to IP Interconnection, premises wiring, a trusted mobile payment scheme and a code enforcement framework) and Telecom is actively involved in the TCF’s work on these matters.

Spectrum

The Minister of Telecommunications has confirmed 112MHz of spectrum will be available in the 700MHz spectrum range (694 - 806MHz) (the Digital Dividend) for new uses when television becomes fully digitalised. The Ministry of Economic Development expects that the Digital Dividend will be available from 1 December 2013 with the aim being to auction the spectrum prior to that date.

Monitoring and studies

In 2011, the Commission used its powers under section 9A of the Telecommunications Act to initiate a wide-ranging study of whether there are barriers on the demand side to impede the uptake of high speed broadband. Terms of reference have been finalised, with the Commission emphasising the non-regulatory nature of the study. The Commission has indicated that it expects to issue a final report in April 2012.

Overview of competition law

The Commerce Act 1986 (Commerce Act) prohibits various forms of restrictive trade practices in New Zealand, including contracts, arrangements or understandings that have the purpose, effect or likely effect of substantially lessening competition in a market. Price-fixing and resale price maintenance are deemed to have the effect of substantially lessening competition and are therefore prohibited by the Commerce Act. Any person who has a substantial degree of market power is also prohibited from taking advantage of that market power for an anti-competitive purpose. The Commerce Act further prohibits the acquisition of the assets or shares of a business that will substantially lessen competition in a market.

The Commission can ‘clear’ business acquisitions through a voluntary clearance regime. It may authorise a restrictive trade practice or business acquisition that would otherwise breach the Commerce Act if the public benefits of the practice or acquisition outweigh any substantial lessening of competition. It may also enforce any breaches of the Commerce Act through litigation.

Enforcement

The Commission investigates alleged breaches of the Commerce Act. Private persons can also bring actions under the Commerce Act. The maximum penalty for companies is the greater of NZ$10 million, three times the value of the commercial gain (where this can be readily ascertained) or up to 10% of turnover (where the commercial gain cannot be readily ascertained). Individuals involved in a prohibited practice are liable for a penalty of up to NZ$500,000. There is a statutory presumption that a penalty will be sought from the individual(s) who engaged in the anti-competitive conduct. Companies are prevented from indemnifying staff and directors in respect of liability for price fixing. The Government is also consulting on an exposure draft Bill that would criminalise cartel activities.

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

The Fair Trading Act 1986 prohibits misleading and deceptive conduct, false representations and unfair trade practices. It also establishes a mechanism for prescribing consumer information and product safety standards. Civil and criminal proceedings may result from a breach.

The Consumer Guarantees Act 1993 provides rights of redress to consumers against suppliers and manufacturers of goods and services, in respect of any failure to comply with guarantees given, or deemed to be given, by the Consumer Guarantees Act 1993.

On 20 April 2011 the Consumer Law Reform Bill was introduced to Parliament, but has not yet had its first reading. The Bill is aimed at consolidating and simplifying existing consumer law through amendments to the Fair Trading Act 1986 and the Consumer Guarantees Act 1993, and the repeal of other consumer legislation. It is uncertain whether the Bill will have its first reading before Parliament dissolves prior to the general election in November 2011.

36 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Proposed regulatory framework

The Telecommunications Amendment Act was enacted on 30 June 2011. It establishes a substantially revised regulatory regime that will apply to New Telecom and New Chorus if the proposed demerger proceeds. It also includes certain regulatory changes that will take effect irrespective of whether the proposed demerger proceeds.

The Telecommunications Amendment Act supports and facilitates the proposed demerger with respect to a number of key matters (see The new regulatory framework below). If the proposed demerger proceeds, the Telecommunications Amendment Act will provide an opportunity for regulatory simplification, and certainty, which is a key reason for Telecom proposing to undertake the demerger.

Regulatory framework changes

The table below highlights the key elements of the regulatory framework that would change if the proposed demerger proceeds. In the event that the proposed demerger does not take place, the current regulatory framework will remain in place, except for the accounting separation requirements and the TSO compensation reforms, each of which is discussed further below.

SUBJECT TO REGULATION PRE-DEMERGER OR NO DEMERGER SUBJECT TO REGULATION POST-DEMERGER

Telecom New Telecom New Chorus

Undertakings ‘three box’ model1 Yes N/A N/A

Accounting separation Yes (but recently removed by the Telecommunications Amendment Act) No No

Independent Oversight Group Yes No No

Ownership restrictions Yes No Yes

Open access undertakings2 N/A No Yes

Obligations under the TSO3 Yes Yes Yes

Line of business restrictions4 No No Yes

Oversight of transitional and long-term sharing and commercial arrangements between New Chorus and New Telecom N/A Yes Yes

1 The ‘three box model’ is defined as the separation of the Chorus, wholesale and retail business units as per the Undertakings.

2 The new open access deeds of undertakings are primarily aimed at holding the principles of non-discrimination and equivalence. The draft open access deeds of undertakings currently provide that New Chorus is not required to have separate business units.

3 The Telecommunications Amendment Act requires a review of the TSO in 2013.

4 There is a transitional line of business restriction prohibiting New Telecom from purchasing UCLL for three years.

Removal of significant regulatory burden

If the proposed demerger proceeds, operational separation and all migration milestones under the Undertakings across all parts of Telecom will be revoked from the close of the day before the demerger date. However, New Chorus will be required to continue to deliver key legacy services (for example, UCLL) to an equivalence of inputs standard (ie, to provide the same service to all customers on the same terms and conditions and to the same service level).

In contrast to the Undertakings’ ‘three box model’, upon demerger the draft deeds of undertakings provide that there would be no obligation for New Telecom or New Chorus to have in place separate business units for operational or reporting purposes. Further, accounting separation and the requirement for Telecom to publish regulatory financial statements (for copper or fibre) have been removed under the Telecommunications Amendment Act.

The removal of this regulatory burden will significantly simplify the business operations of both New Telecom and New Chorus and is expected to substantially reduce the cost and complexity of compliance when compared to the current regulatory environment.

The Commission’s normal role of monitoring, investigating and regulating telecommunications services and overseeing general competition obligations under the Commerce Act and the Telecommunications Act will continue. However, the changes made by the Telecommunications Amendment Act will prevent the Commission from requiring the unbundling of Layer 1 point to multi-point until after 31 December 2019 so long as there is a binding undertaking in force (which is anticipated to be the case in the form of the open access undertakings). Other UFB services may be regulated in the future.

The new regulatory framework

Amongst other things, the Telecommunications Amendment Act:

• revokes and replaces the current ‘three box’ operational separation of Telecom on proposed demerger with separate demerged entities and removes the Operational Separation Undertakings, which currently require the operational separation of Telecom into network (Chorus), wholesale and retail business units and the associated migration milestones;

• removes the Independent Oversight Group that monitors Telecom’s compliance with respect to the Operational Separation Undertakings;

• removes the ownership restrictions on New Telecom. Equivalent ownership restrictions will be put in place for New Chorus;

• introduces open access undertakings for New Chorus with respect to its copper and fibre networks and RBI

investor.telecom.co.nz 37

products. These undertakings contain non-discrimination and equivalence of inputs requirements. Broadly, non-discrimination requires New Chorus not to treat access seekers or itself differently unless those differences are objectively justifiable and do not harm, or are unlikely to harm, competition. Equivalence broadly requires New Chorus to treat itself and all access seekers the same;

• introduces “line of business” restrictions on New Chorus, prohibiting New Chorus from providing services to end-users (a register of non-end-users will be kept by the Commission), from selling services linking two or more end customer sites and from participating in services above Layer 2;

• introduces oversight of the transitional and long-term commercial arrangements between New Telecom and New Chorus to ensure that these arrangements are on arm’s length terms, unlikely to harm competition, and ensure the protection of confidential commercial and customer information;

• provides the framework and the legislative vehicle for implementing the RBI and the UFB initiative;

• triggers a number of changes to the regulated pricing of key legacy copper services that Telecom provides and which will be transferred to New Chorus on the proposed demerger, including UCLL and UBA pricing;

• implements the Government’s TSO reforms that were proposed well in advance of the outcome of the RBI and the UFB initiative;

• provides for a review of the obligations under the TSO in 2013; and

• provides for a review of the telecommunications regulatory framework to be commenced no later than September 2016, with best endeavours to complete the review no later than 31 March 2019.

If the proposed demerger does not proceed, the substantive provisions of the Telecommunications Amendment Act that relate to Telecom and the proposed demerger will not take effect (other than the provisions relating to accounting separation, the requirement for which has already been removed, and the TSO compensation reforms, each of which is discussed below).

Regulatory compensation

Certain agreements between Telecom and CFH relating to Telecom’s participation in the UFB initiative (CFH Agreements) contain contractual mechanisms that will require CFH to compensate New Chorus if, during the term of the Network Infrastructure Project Agreement (NIPA) dated 24 May 2011 between CFH and New Chorus, certain regulatory changes cause actual costs for New Chorus or a loss of value for New Chorus of the benefits of the NIPA. This is limited to a value of NZ$350 million and will be provided by adjustments to the existing contractual arrangements, such as a deferral of repayments, but CFH will not be required to pay any additional amounts of cash beyond the approximate NZ$929 million of Government investment to which Chorus will have an entitlement (at its election). See Disclosures – Material contracts for a summary of the CFH Agreements.

Changes relevant to both New Telecom and New Chorus

Independent Oversight Group (IOG)

Under the Telecommunications Amendment Act, responsibility for monitoring compliance with Undertakings obligations will be transferred to the Commission and the IOG will be disbanded.

Telecommunication Service Obligations (TSO)

The TSO is the regulatory mechanism by which universal service obligations for residential, local access and calling services are imposed and administered. If the proposed demerger proceeds, Telecom’s obligations under the TSO will be retained but are intended to be split between New Telecom and New Chorus as follows:

• New Chorus will be required to maintain lines and coverage obligations;

• New Telecom will be required to provide retail services at the capped retail prices; and

• underlying pricing arrangements are intended to enable New Telecom to provide retail services within the relevant price caps.

The Government is required, under the Telecommunications Amendment Act, to commence a comprehensive review of the TSO at the start of 2013. This review will take into account, amongst other things; changes to the telecommunications sector that have arisen from the rollout of new infrastructure and facilities and the impact of this on the TSO arrangements; the continued need and relevance of the TSO arrangement; the practicality of adopting a universal service obligation (rather than a provider-specific TSO arrangement); the impact of the TSO funding arrangements; and related regulatory issues. The review is required to be completed by the end of 2013. There is no guarantee or certainty of the outcome with respect to any of the items covered within the TSO review.

The Telecommunications Amendment Act also introduces the telecommunications development levy (TDL), which is an industry levy of NZ$50 million per year between FY10 and FY16 and NZ$10 million (adjusted for CPI) each year thereafter to be paid by certain market participants. The levy can be used to pay for any TSO charges, non-urban telecommunications infrastructure, upgrades to emergency calling and other wide purposes so long as a consultation process is followed. Following the proposed demerger, both New Chorus and New Telecom will be liable for annual TDL payments. The amount payable by each liable person (including New Chorus and New Telecom) will be determined by the Commission based on the proportion of revenue that each liable person receives from telecommunications services offered by means of a public telephone network. The TDL and the TSO review detailed above will proceed whether or not the proposed demerger occurs. Cabinet papers state that, under structural separation, without averaging UCLL, New Telecom would be left with an obligation to sell a retail residential telephone service at an averaged price across New Zealand, but purchase its main input cost from New Chorus at a de-averaged price. That would risk making the TSO unsustainable.

38 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Ownership restrictions

The Kiwi Share will be converted to an ordinary share in Telecom prior to the demerger occurring. The ownership restrictions currently embodied in the Kiwi Share will not apply to New Telecom. Equivalent ownership restrictions will, however, apply to New Chorus.

Transparency of asset split and oversight of transitional/long-term sharing arrangements

The Telecommunications Amendment Act requires Telecom to prepare an asset allocation plan (Asset Allocation Plan), which must specify how the assets and liabilities of Telecom will be allocated between New Telecom and New Chorus and must also specify the key terms of all intended material sharing arrangements between New Telecom and New Chorus. The Telecommunications Amendment Act also provides for the Commission oversight of certain ongoing sharing arrangements between New Telecom and New Chorus.

The Asset Allocation Plan is required to be approved by the Minister for Communications and Information Technology and Telecom must ensure that, if it proceeds, the proposed demerger is carried out in accordance with, and gives full effect to, the Asset Allocation Plan as approved by the Minister. Failure to do so, without reasonable excuse, could result in the High Court ordering Telecom to pay the Government a pecuniary penalty of up to NZ$10 million.

On 25 July 2011 Telecom submitted the Asset Allocation Plan to the Minister for Communications and Information Technology to approve. A draft overview of the Asset Allocation Plan was published by Telecom on 26 July 2011 and can be viewed at http://investor.telecom.co.nz. The Asset Allocation Plan was approved by Order in Council on 29 August 2011 made on the recommendation of the Minister for Communications and Information Technology and came into effect on 30 August 2011.

Sharing arrangements

As a result of the allocation of assets between New Telecom and New Chorus, and in order to continue to provide services and products after demerger without inefficient duplication of investment or the risk of severe business interruption, New Telecom and New Chorus will obtain services from each other following the proposed demerger.

Sharing arrangements are defined in the Telecommunications Amendment Act as arrangements, contracts or understandings between New Telecom and New Chorus for the purpose of providing either, or both, post-demerger, with access to, or continued use of, a system, asset or service that is owned or controlled by Telecom at the close of the day before the demerger date (subject to certain specified exclusions).

New Telecom and New Chorus must, no later than ten working days after separation day, provide the Commission with a copy of all sharing arrangements executed prior to the demerger date. If New Telecom and New Chorus enter into any sharing arrangements after the demerger date, they must also provide the Commission with a copy of the proposed arrangement prior to execution and a copy of the executed agreement. Both New Telecom and New Chorus are required to collect and retain information relating to the operation and performance of the sharing arrangements to enable the Commission to monitor compliance with their terms and the requirements of relevant legislation.

New Chorus is required to commit to a reasonable plan containing timeframes for a transition to end sharing arrangements. This obligation is contained in the draft Copper Undertakings and it is proposed to be produced 12 months after the demerger date and then updated annually. The draft Copper Undertakings do not require such plan to include fixed deadlines or milestones.

The Telecommunications Amendment Act provides the Commission with broad investigative powers and the ability to require amendments to sharing arrangements where they do not meet the requirements of the Telecommunications Amendment Act. Failure to rectify any non-compliance, or comply with an amendment direction from the Commission, can result in fines of up to NZ$10 million (and NZ$500,000 per day).

Specific New Chorus regulation

Open access deeds of undertaking

New Chorus will be bound by new open access deeds of undertaking which represent a series of legally binding obligations focused around non-discrimination and equivalence for existing copper services, UFB initiative services and RBI services (being, respectively, the Copper Undertakings, the Fibre Undertakings and the RBI Undertakings).

The content of the undertakings are prescribed in the Telecommunications Amendment Act. All three deeds of undertakings were submitted and published for consultation in July 2011, along with deeds of undertakings for other LFCs. As at the date of this Report, this consultation process is continuing and final approval of the deeds of undertakings by the Minister for Communications and Information Technology is pending. Accordingly, the final content of the deeds may change.

Draft Copper Undertakings

Within the draft Copper Undertakings, New Chorus is obliged to supply the existing regulated Layer 1 services (ie, UCLL, UCLL co-location and UCLL backhaul services) using the legacy copper access network on an equivalence of inputs basis. New Chorus is obliged to supply UBA Layer 2 services in a bundle with local access and calling and if it supplies the following it must do so on a non-discriminatory basis (ie, in the supply of the relevant service New Chorus must not treat access seekers, including itself, differently unless those differences are objectively justifiable and do not harm, or are unlikely to harm, competition):

• the wholesale services that are supplied using, or provide access to, the unbundled elements of the legacy access network;

• The UBA backhaul services; and

• Baseband and UCLFS (see Introduction of Chorus’ Unbundled Copper Low Frequency Service (UCLFS) and Baseband, below).

investor.telecom.co.nz 39

The draft Copper Undertakings also include, amongst other things, provision for reporting breaches, certification of compliance, treatment of commercial information and customer confidential information, and internal audit processes. There is also a requirement on New Chorus to commit to a reasonable plan containing timeframes for the transition to end sharing arrangements.

Draft Fibre Undertakings

Within the draft Fibre Undertakings, New Chorus must achieve non-discrimination in relation to the supply of wholesale services that are provided using, or that provide access to, unbundled elements of the fibre network. New Chorus is obliged to ensure that it designs and builds the UFB network in a way that enables, and achieves, equivalence in relation to the supply of unbundled Layer 1 services from 1 January 2020.

The draft Fibre Undertakings also include, amongst other things, provision for reporting breaches, certification of compliance, treatment of commercial information and customer confidential information, and internal audit processes.

Draft RBI Undertakings

The draft RBI Undertakings require New Chorus to achieve non-discrimination in relation to the supply of RBI services which use a network constructed with Crown funding under the RBI contract. If the RBI service is a service required to be provided on an equivalence of inputs basis under the draft Copper or Fibre Undertakings when it is delivered over a network regulated by either of those Undertakings, then the RBI service must also be delivered on an equivalence of inputs basis. The draft RBI Undertakings also include, amongst other things, provision for reporting breaches.

Line of business restrictions

Under the regulatory package, line of business restrictions will apply to New Chorus. These are set out in the Telecommunications Amendment Act and in the New Chorus draft open access undertakings.

New Chorus will be prohibited from providing services to end-users. The Commission will maintain a register of non-end-users (based on set criteria contained in the Telecommunications Amendment Act) to which New Chorus can supply services.

The Telecommunications Amendment Act also prevents New Chorus from selling services that link two or more end-user sites, and provides for a further restriction to be included in every New Chorus undertaking prohibiting New Chorus from participating in services above Layer 2.

Changes to copper regulated pricing UCLL and SLU pricing

UCLL and SLU prices are currently geographically de-averaged. However, the Telecommunications Amendment Act requires that the prices be geographically averaged three years after the demerger date. The Commission will be responsible for determining the averaged UCLL and SLU prices and is required to make reasonable efforts to determine the geographically averaged price before the demerger date. The Commission has also decided to update its de-averaged UCLL prices at the same time. The initial pricing principle for both averaged and de-averaged UCLL prices is benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. The Commission has commenced the process for determining the geographically averaged and de-averaged UCLL and SLU prices. The level of the UCLL and SLU prices is not certain. Regulation may either raise or lower copper prices. Lower UCLL prices may negatively impact on the financial performance of New Chorus and also potentially result in lower uptake of fibre. Higher prices may negatively impact on the financial performance of New Telecom, while New Telecom could also be adversely affected if the Commission’s review of UCLL pricing results in a steeper fall in the de-averaged urban UCLL price than in the averaged UCLL price. Depending on the process used by the Commission, a pricing review using a total service long run incremental cost methodology (TSLRIC) could be available following the resetting of prices.

UBA pricing

If the demerger proceeds, New Chorus will be responsible for providing UBA services. For three years from the demerger date, the price for UBA services will be ‘frozen’ for existing instances of UBA at the lower of the price set out in the standard terms determination on the day before the demerger date and the price that applies under the UBA standard terms determination on 30 June 2011 (which is based on the current retail-minus methodology). For new instances of the naked UBA service, the price will include the geographically averaged UCLL input. The Commission has completed its competition review of the UBA service and has concluded that no areas should be de-regulated so, accordingly, the status quo remains.

The Commission has commenced the process for determining the averaged UBA price. From three years after the demerger date, the UBA price will transition to a cost-based pricing methodology. This transition may result in lower regulated UBA prices.

The initial pricing principle that the Commission will apply three years after the demerger date is the price of the geographically averaged UCLL / SLU services, plus benchmarking of the ‘additional costs’ to create the UBA service against prices in comparable countries that use a forward-looking cost-based pricing method. While the cost-based price will not apply until three years from the demerger date, the Commission must make reasonable efforts to review the UBA standard terms determination within 12 months of the demerger date, but must review the UBA standard terms determination before the demerger date for the purpose of making any changes that may be necessary to implement a geographically averaged price from the close of the day before the demerger date. A pricing review using the price of the averaged UCLL / SLU services, plus TSLRIC of the ‘additional costs’ to create UBA, will also be available.

Introduction of New Chorus’ Unbundled Copper Low Frequency Service (UCLFS) and Baseband

In order to meet TSO requirements, New Chorus will make available a technology-neutral voice input service on a commercial basis. This service is known as Baseband.

40 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

The pricing of a subset of the Baseband service – UCLFS (a voice input service offered over the copper access network) – will be determined by the Commission.

The initial pricing methodology for UCLFS will be the geographically averaged price for New Chorus’ full UCLL service if it is taken on a standalone basis or, in the case where a person is also purchasing Chorus’ UBA service for that line, the cost of any additional elements of Chorus’ local loop network that are not recovered in the price for Chorus’ UBA service. The final pricing principle is the same except the costs of any additional elements of Chorus’ local loop network that are not recovered in the price for Chorus’ UBA service are calculated using a TSLRIC methodology.

The UCLL co-location and UCLL backhaul service descriptions under the Telecommunications Amendment Act allow those services to be used for the purposes of providing access to, and interconnection with, both Chorus’ UCLL service and Chorus’ UCLFS.

Resale

New Chorus will act as sole agent for resale of voice services to access seekers under the Copper Undertakings. However, the resale of New Telecom’s local access and calling services remain capable of being regulated in the future under the Telecommunications Act. No regulatory determination applying the regulated resale service descriptions in the Telecommunications Act have had to be made for some time (but resale services were caught within the Undertakings). The scope of potential resale regulation is reduced by the Telecommunications Amendment Act due to the removal of resold broadband services and bundles from the potential scope for regulation. However, scope for future regulation in relation to the resale of New Telecom’s local access and calling services remains in the Telecommunications Act. The existing regulated resale service descriptions will be retained with some adjustment to the pricing principles so that these services will not recover costs already recovered through the new UBA pricing principles that take effect three years after the demerger date.

Specific New Telecom regulation

Post demerger, the Undertakings will no longer be applicable to New Telecom and, with a limited number of exceptions, New Telecom will not face New Telecom-specific regulation in fixed services under the Telecommunications Amendment Act. The exceptions include the following items:

• retail price-capped residential local calling and access obligations under the TSO, which will be reviewed in 2013;

• New Telecom could become subject to new regulation under the Telecommunications Act (eg, in relation to the resale regulation of local access calling services and interconnection, which has previously been regulated but is not currently regulated) or future regulatory issues that could arise;

• a three-year restriction on the purchase of UCLL.

The mobile and number portability regulation that currently applies to Telecom will continue to apply whether or not

Telecom demerges, including the regulation of mobile termination rates.

Other changes under the

Telecommunications Amendment Act

Review of existing standard terms determinations

The Telecommunications Amendment Act contains provisions for the Commission to review the existing standard terms determinations for the UCLL group of services, SLU group of services and UBA group of services to implement amendments contained within the Telecommunications Amendment Act related to pricing and other changes required as a result of the proposed demerger.

Property

The Telecommunications Amendment Act creates a new statutory right of access to multi-dwelling units (eg, buildings containing more than one premise) for all parties deploying fibre networks.

With regard to the proposed demerger, various amendments have been made to the legislative framework to ensure that New Chorus has the same statutory powers Telecom had to access the infrastructure and undertake works. Amendments have also been made to ensure that land transferred to New Chorus does not trigger provisions in the Public Works Act 1981 which require land to be offered to its original owners.

Mobile and other regulation

There will be no significant changes to other existing regulated services in the Telecommunications Act and any relevant determinations as a result of the proposed demerger (ie, mobile co-location, mobile termination rates, mobile roaming and number portability).

There will be minor changes to the PSTN interconnection, which will be amended to cover all fixed PSTNs and not just Telecom’s.

Telecommunications regulatory framework review

The Telecommunications Amendment Act provides for a review of the telecommunications regulatory framework commencing before 30 September 2016 and, with best endeavours, to complete the review by no later than 31 March 2019. The review must take into account the market structure and technology developments and competitive conditions in the industry at the time of the review, including the impact of fibre, copper, wireless and other telecommunications network investment. The review must consider whether the existing regulatory framework is most effective to promote competition, the legitimate commercial interests of access providers and seekers, to support innovation, and to encourage efficient investment.

Other regulatory and legislative requirements

Both New Telecom and New Chorus will also continue to be subject to other legislative requirements such as the requirements of the Commerce Act, Fair Trading Act 1986, Copyright Act 1994 and Telecommunications Carrier Forum codes of conduct. Both New Telecom and New Chorus will also be subject to the Telecommunications (Interception Capability)

investor.telecom.co.nz 41

Act 2004, which requires network operators to ensure that every public telecommunications network that they own, control, or operate, and every telecommunications service that they provide in New Zealand, has interception capability meeting the specifications set out in that Act. The Minister of Justice has the power to grant exemptions under the Telecommunications (Interception Capability) Act 2004. The requirements under the Telecommunications (Interception Capability) Act 2004 have the potential to drive compliance costs into both entities.

Australian regulatory environment

Overview

The principal legislation in Australia in relation to telecommunications is the Telecommunications Act 1997 (the Australian Telecoms Act). This Act aims to provide a regulatory framework that promotes the long-term interests of end-users and the efficiency and international competitiveness of the Australian telecommunications industry.

Regulatory bodies

The Australian Communications and Media Authority (ACMA) regulates the industry in respect of industry-specific technical and consumer matters. ACMA is the regulator responsible for radiocommunications and telecommunications standards and is responsible for managing radio frequency spectrum (under the Radiocommunications Act), managing carrier and carriage service provider licensing and for enforcing the Australian Telecoms Act.

The Australian Competition and Consumer Commission (ACCC) is the regulator responsible under the Competition and Consumer Act 2010 (CCA) (formerly the Trade Practices Act) for administering the:

• general competition law regime;

• general consumer protection regime;

• telecommunications industry-specific access regime; and

• anti-competitive conduct and record keeping rule regimes.

The Australian Telecommunications Industry Ombudsman (TIO) is an industry body established to provide a dispute resolution forum for complaints from consumers and small business users. All carriers, as well as carriage service providers that supply a standard telephone service, are required to be members of the TIO, which is funded through charges levied on its members. Industry self-regulation is also encouraged. The key self-regulatory body is the Communications Alliance, which develops industry codes of practice. Codes may be registered with the ACMA. The ACMA may enforce registered industry codes and may impose industry standards if self-regulation fails.

Declared services

The CCA contains an industry-specific regime for access to declared telecommunications services. Services can be declared by the ACCC following a public inquiry. Where a service is declared under the CCA, the ACCC is required to release pricing principles for that service.

Regulation of industry participants

A carrier licence must be held by the owner of the network unit which is used to supply carriage services. There is no limit on the number of carrier licences that may be issued by the ACMA. As a general rule, there is no time limit on a licence. Subject to the payment of an annual charge, a licence will continue to be in force until it is surrendered or cancelled.

As an alternative to obtaining a licence, a carriage service provider may own network units by obtaining a nominated carrier declaration from the ACMA, which involves a nominated carrier assuming the licence responsibilities in relation to specified network unit(s) owned by a non-carrier.

Carriage service providers are not required to be individually licensed or registered but they must comply with the service provider rules under a class licence contained in the telecommunications legislation. Under these rules, carriage service providers must comply with minimum standards and, where they supply the standard telephone service, they must provide untimed local calls and directory assistance and be members of the TIO scheme.

Carriage service providers are subject to only minimal regulation under the Australian Telecoms Act, but may be subject to a wide variety of restrictions in relation to ownership and local content, among other things, under the Broadcasting Services Act 1992.

AAPT has held a carrier licence since 1 July 1997 and is also a carriage service provider.

A number of other regulations apply specifically to Telstra but have an impact on the remainder of the industry. Under the Telecommunications (Consumer Protection and Service Standards) Act 1999, Telstra can be subject to price controls made by the Minister for Broadband, Communications and the Digital Economy. On 24 June 2010, this Minister made a new price control determination extending existing price controls to 30 June 2012 (with the provision for a rollover subject to any contrary determination to 30 June 2013). Under these controls a basket of line rental and calls is limited to an absolute freeze in nominal terms, while residential line rental is limited to a CPI increase (which is an absolute freeze in real terms).

Competition

Anti-competitive practices in the telecommunications industry are subject to a general anti-competitive regime and also to a telecommunications-specific regime contained in the CCA. Under the telecommunications-specific regime, a carrier or carriage service provider will be held to have engaged in anti-competitive conduct if it has a substantial degree of power in a telecommunications market and takes advantage of that power with the effect, or likely effect, of substantially lessening competition in that, or any other, telecommunications market or breaches certain other of the general competition law prohibitions. A competition notice may be issued by the ACCC stating that a particular carrier or carriage service provider has contravened, or is contravening, the competition rule. Substantial financial penalties apply to breaches of the competition rule when a competition notice is in force.

42 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Number portability

Local number portability has been available to all carriers since 1999. Customers can keep their local numbers when changing service providers. Mobile number portability has been available since 2001 and the portability of Freephone (1800) and local Rate (13) numbers has been available since 2000.

ACCC pricing of fixed line services

The telecommunications access regime in the CCA was amended with effect from 1 January 2011. The previous negotiate/arbitrate model was replaced primarily by up-front access determinations by the ACCC in respect of declared services. Under the previous regime, the ACCC extended the existing indicative prices through to 31 December 2010 for all fixed line declared services (that is, wholesale line rental (WLR), local carriage service (LCS), PSTN originating and terminating access (PSTN OTA), unconditioned local loop service and line sharing service). AAPT agreed alternate pricing with Telstra for the supply of WLR, LCS and PSTN OTA until 30 June 2011. Under the new access regime, the ACCC has made an interim access determination for fixed line declared services for the period 1 January 2011 to 31 December 2011 and in July 2011 issued a final access determinations for these services, which were backdated to apply from 1 July 2011 to 30 June 2014.

Other recent reforms

In March 2011, legislation was passed containing level playing field arrangements that apply to superfast fixed line local access networks supplying residential or small business customers that were built, upgraded, altered or extended from 1 January 2011. These provisions commence on proclamation, which is expected to occur in October 2011.

Corporate Responsibility

During FY11 Telecom further developed its approach to corporate responsibility. Some of the initiatives underway are described in more detail below.

The following table sets out key corporate responsibility measures for Telecom over the last three years:

MEASURE ADDITIONAL INFORMATION / SOURCE FY11 FY10 FY09 FY11 % CHANGE FY10 % CHANGE

Our business and economic impact:

Net earnings before income tax (NZ$m) Per the financial statements 277 553 560 (49.9) (1.3)

Corporate taxes paid/(refunded) (NZ$m) Values of all income taxes paid per the financial statements 127 (1) 40 NM NM

Labour costs (NZ$m) Value of total labour costs, including costs that are capitalised 1,005 1,035 1,047 (2.9) (1.1)

Group capital expenditure (NZ$m) Annual purchases 914 1,183 1,313 (22.7) (9.9)

Dividends paid (NZ$m) Per financial statements 313 327 420 (4.3) (22.1)

Our people and community:

Total employees Total number of full-time-equivalent (FTE) employees and insourced contractors 8,640 9,015 8,967 (4.2) 0.5

Overall staff engagement survey results Overall measure of staff engagement across the Group 53% 54% 57% (1) (3)

Injury rate1 Number of injuries per 100 permanent employees 0.34 0.32 0.38 6.3 (15.8)

Sickness absence rates Percentage of calendar days lost to sickness 1.9% 2.0% 2.0% (0.1) -

Learning and development investment (NZ$m) NZ$ amount directly invested in employee learning and development 20 21 21 (4.8) -

Our environment and resources 1&2

Electricity consumption Total electricity consumed off national grid (Gigawatt hours) 252 244 233 3.3 4.7

Electricity savings Measure of effectiveness of National Power Savings Programme (Gwhr) 11.0 5.2 2.5 111.5 108.0

Renewable electricity Percentage of total electricity consumption from renewable sources 76% 74% 66% 2. 8

Greenhouse gas emissions Total emissions in carbon dioxide- equivalents (Co2e) (kilotonnes) 48 54 59 (11.1) (8.5)

Waste to landfill Total residual waste (tonnes) 185 202 246 (8.4) (17.9)

Recycling Percentage of overall office waste recycled 59% 58% 53% 1 5

1 The environmental and lost-time injury rate measures include results only from Telecom’s New Zealand operations.

2 Greenhouse (GHG) emission information is based on the best available data at the time of publication and are estimated data in advance of the Government’s release of official data for the year. Prior years’ carbon information has been restated based on the most recently available official data.

investor.telecom.co.nz 43

Our business and economic impact

Being one of New Zealand’s largest companies, Telecom has a substantial impact on the local economies where it operates by paying taxes, wages, salaries and investing in capital. In FY11 net earnings before income tax were NZ$277 million, this was down from NZ$553 million in FY10, a change of 49.9%. In FY11 Telecom paid corporate taxes of NZ$127 million. Telecom is also an employer of over 8,640 people and recognised labour costs of NZ$1,005 million in FY11 (down NZ$30 million from FY10). Group capital expenditure, which includes the investment in network infrastructure, was NZ$914 million in FY11, a decrease of NZ$269 million when compared to FY10. Dividends paid in FY11 were NZ$313 million. See Performance for a discussion and analysis of our FY11 results compared with FY10.

Our people and community

Our people

Telecom and its people face the ongoing challenges of a quick-paced, vast and varied business environment. We believe Telecom is an organisation full of amazing possibilities, brilliant people and the backing to create big things in an environment that inspires the best in our people. It is our people who drive Telecom’s success through their passion for customers and the Telecom vision. Telecom believes that with customers at its heart, it will succeed in achieving its vision of becoming New Zealand’s most preferred company.

Momentum and change

Telecom operates in a dynamic environment where it continues to experience unprecedented change, yet our employees are energised by Telecom’s vision, leadership and focus on long-term health – not just for the organisation but for the people as well.

Telecom’s revised strategy, transformation focus under Vision2013 and the proposed demerger and UFB involvement signals significant business change and provides Telecom with an opportunity to reinvent itself and its people.

Big challenges

The people of Telecom front the challenges that the company faces as Telecom heads towards the proposed demerger, continued focus on group-wide transformation and Vision2013 initiatives and continue to cope with the challenges arising from the Canterbury earthquakes.

The proposed demerger will impact employees if Telecom is split into two separate companies. Our people have worked tirelessly for over two years on Telecom’s UFB proposal and they face the challenge of preparing for and executing the proposed demerger of one integrated business into two separate and standalone operations.

Telecom’s Vision2013 focus brings challenges as we execute the interventions and re-engineer operations for Telecom’s long-term health. The challenges we face as part of this programme, include operating a leaner business and some role changes for staff, while other roles will be disestablished to achieve a leaner and lower cost operating model.

Telecom’s people also face the challenges arising from the Canterbury earthquakes that devastated parts of Christchurch.

In the face of this disaster our people worked tirelessly to pull together and support each other, their families and to restore and maintain Telecom’s network and service to customers. A number of activities were initiated to support the people of Canterbury to ensure our customers could have telecommunication services following the earthquakes. Our people also initiated group-wide fundraising efforts, collecting NZ$200,000, which was matched by Telecom, to provide NZ$400,000 to the New Zealand Red Cross’ support for those in Canterbury.

Our people’s response to these challenges highlights Telecom’s performance culture and demonstrates that they work passionately together to deliver and care for Telecom’s customers and each other. Telecom’s high performance culture recognises that people drive Telecom’s success and aims to stimulate and empower employees to perform to a level that will collectively improve business performance. Telecom’s performance culture is supported by planning, reward and development frameworks that ensure people are rewarded for achievement and success. Rewards are competitive in the market and recognise the capability and skills that are brought to Telecom.

Telecom understands the importance of regular non-financial recognition and operate a number of group-wide recognition programmes. One of these, called ‘Bright Sparks’, acknowledges the achievements of the best individuals, teams and people leaders and to recognise those people living Telecom’s values at all levels. Success is celebrated and rewarded at a team, business unit and group level.

Opportunities

Telecom’s size and range of operations means it is able to offer a multitude of opportunities and resources for staff to pursue a diverse range of career options within Telecom. All vacant roles are advertised internally prior to any external advertising and up to 60% of roles are filled by internal talent. Many roles are also filled via staff referrals.

Telecom provides ongoing career support for employees, including online web-based career planning, guidance, learning and development modules. Investment in this is all about our people, their careers, skills, passion, drive and their future. These are designed to help guide career decision-making and create more visibility around what jobs and career paths are

44 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

available across all of Telecom’s businesses, both in New Zealand and Australia. Support and resources are available to help our people answer the questions: where am I now, where could I go, how do I get there. Telecom is committed to building the capability of our people through personal development, career coaching, feedback and development actions.

Excellence Together

Telecom strives to employ the best and believes the calibre of world-class talent that our people get to collaborate with and measure themselves against at Telecom, and the resources and systems to make it all happen, hopefully inspire them to achieve excellence together. Telecom’s values and the behaviours that underpin them form 30% of how it measures and reward performance for our people.

Telecom employs a survey that measures the level of employee engagement, or the measure of emotional and intellectual connection to the company, using statistical analysis of the key factors identified as driving engagement. With this information, Telecom is able to determine what is important to people and where managers should focus their actions to increase engagement. FY11 level of engagement was 53%, one percentage point lower than FY10 but still six points higher than in FY08. Compared to other similar New Zealand companies that also use Hewitt’s Engagement survey, Telecom is sitting at a similar level of engagement, notwithstanding the uncertainties that some of the people are currently facing as Telecom prepares for the potential demerger and continued change and rationalisation and transformation initiatives.

Over the next year Telecom will continue to implement programmes that focus on managing business change, building a sense of connectedness across the business, valuing people and continuing the stronger focus on career opportunities. Telecom will continue to look for ways to work through these challenges in a way that provides employees with the support to be as successful as possible.

Leading and growing our people

Great leadership at all levels of the company is critical to drive transformation and help to achieve Telecom’s goals under Vision2013. Telecom has implemented a leadership framework linked to Telecom’s core leadership competencies, spanning assessment, development and accreditation. Telecom’s leadership programmes within this framework are designed to articulate, improve, measure and develop the leadership skills of our people leaders. Simply, it’s about developing great leaders right across the business. A series of self-paced, collaborative learning and work-based activities are focused on career growth and development. In each of the last three years Telecom has invested over NZ$20 million in learning and development.

This year Telecom continued to invest in its graduate development programmes to build a pipeline of talent for the future. One programme looks for graduates from across a wide range of disciplines, with the courage, talent, optimism and ambition to go far. Telecom offers a 24 month intensive leadership development programme made up of structured rotations through different parts of the business, and supported by regular development days and a senior mentor.

In FY11 Telecom recruited 14 graduates into the business into this programme. Telecom also operates a finance graduate programme and currently has a total of nine graduates in finance roles across Telecom. These graduates are rotated to different divisions over a period of three years which also supports their practical experience to be able to join the New Zealand Institute of Chartered Accountants.

Telecom’s Leadership Development Programme is now in its eighth year. This year-long course has been specifically designed for Telecom in conjunction with Waikato University in New Zealand and the University of Queensland Business School in Australia. The programme is designed to enhance the leadership skills of experienced managers to develop and enhance self-awareness, strategic thinking and networking skills, as well as sharing the latest thinking in leadership strategies.

New ways of working

As Telecom continues to face change and challenges, the ‘way’ our people work is a critical part of this. In December 2010, 2,700 of our Auckland people relocated into a dynamic work environment at Telecom Place in Auckland and adopted a mixture of free, fixed, fluid and flexible working styles. The move into ‘Telecom Place’ was one of New Zealand’s largest corporate relocations and brings many people together into one site whereas previously they were housed in different buildings around Auckland. In September 2011, 1,700 of our Wellington people will move into a similar work environment called ‘Telecom Central’.

Across Telecom staff are enabled to adopt flexible working solutions ranging from flexi-hours, part-time work and job sharing, to working from home, remote working and special leave arrangements to accommodate personal commitments and changing life circumstances. The Canterbury earthquakes have been testament to this and have required many employees to work remotely from home or other workstations across Christchurch for many months following the larger earthquakes. The facilities in the new Telecom buildings also include videoconference facilities that enable teams in different locations to communicate and interact more effectively.

While Telecom focuses on its long-term health of the company, Telecom also recognises that the health and wellbeing of our people is critical to the maintenance of healthy work/ life balance and experiencing a happy and fulfilled career at Telecom. The past successes of the Telecom Retail wellness programme has lead to the operation this year of a Telecom-wide wellness programme called ‘Feel Good Inc’. This initiative saw over 2,200 of our people participate in challenges relating to how they eat, move, work and live. A large number of our people also participate in Telecom-wide wellness initiatives receiving advice from personal trainers, receiving influenza immunisations and health assessments.

Telecom’s ‘Team Play’ programme provides sponsorship to groups of people who work for Telecom and who want to get active. Last year, Telecom supported almost 1,000 of our people playing indoor netball, touch rugby, tennis, soccer, indoor cricket and more.

investor.telecom.co.nz 45

Diversity

We believe that building diversity of thought across Telecom will deliver enhanced business performance. Diverse backgrounds, experience and perspectives are critical to build a leading-edge business and to deliver for Telecom’s customers. Telecom is committed to attracting, recruiting, developing, promoting and retaining a diverse group of talented individuals who will help drive Telecom’s business performance.

The Human Resources and Compensation Committee (HRCC) is responsible for recommending measurable objectives to the Telecom board and reporting on progress against those objectives. The Telecom board is responsible for approving the measurable objectives developed by Telecom’s senior managers and HRCC and conducting annual assessments of the measurable objectives and progress made towards achieving them. These responsibilities for the board and HRCC have been set out in the respective charters.

For FY12 the board has set these measurable objectives for achieving greater diversity at Telecom:

• Establishing initiatives for increasing gender diversity to increase the proportion of women in senior leadership roles;

• Monitoring recruitment processes to ensure effectiveness in sourcing candidates from a wide talent pool; and

• Assessing Telecom’s current levels of diversity, identifying where gaps exist and recommending further initiatives to address these gaps.

Current diversity initiatives at Telecom include:

• The Global Women (Women in Leadership) Programme – Telecom is a foundation partner and currently has three senior leaders in the inaugural intake of 16;

• A focus on the Leadership Development and Accelerate programmes to ensure a strong pipeline of diverse future leaders; and

• Progressive flexible working policies that encourage employees to propose working arrangements that suit their individual circumstances, such as child or relative care.

See Governance – Diversity for additional information on diversity at Telecom.

Health & Safety

Telecom is committed to providing a safe and healthy environment for employees, customers and suppliers, at all work places, and in its work practices. Telecom has a comprehensive ongoing health and safety programme and maintains a good record for safety.

Telecom has been an Accredited Employer under the Accident Compensation Corporation (ACC) ‘Partnership Programme’ since 2000. This entitles Telecom to take responsibility for managing workplace injuries in return for it bearing the costs. Telecom’s Health and Safety Programme, together with its membership of the Partnership Programme, has produced impressive results, as evidenced by the following statistics:

• Compared to FY10 the number of work-related injuries per 100 employees has continued to reduce– this year reducing by approximately 10% and reducing to less than 60% of what it was 10 years ago;

• Lost time injuries this year are more than 20% less than they were two years ago; and

• Absences as a result of work-related injuries continue to reduce, with absences down to approximately 65% of what they were five years ago.

The ongoing improvement is reflected in the cost of work-related injuries to Telecom – being approximately half of what they were two years ago.

Community

Telecom’s commitment to its communities is a key part of Telecom’s Corporate Responsibility programme. New Zealand’s Prime Minister, John Key, recently launched The Telecom Foundation (The Foundation), a registered charitable trust with the New Zealand Charities Commission. The Foundation will be the vehicle for all Telecom’s New Zealand philanthropy, community and charitable activities.

The focus of the Foundation’s work is on the next generation of New Zealanders, with a vision of building a better future for ‘Kiwi kids’. In its inaugural year the Foundation expects to further Telecom’s commitment to the Canterbury community, focusing on an initiative for children affected by the recent earthquakes. The Foundation has its own independent board chaired by the former Mayor of Waitakere City, Bob Harvey, with members from Telecom’s executive, staff and a separate representation of independent trustees. Telecom carried out a consultation and engagement project across the not-for-profit and community sectors to help shape the Foundation to ensure it meets the needs and expectations of all of its stakeholders, including customers, not-for-profit organisations and Telecom’s people. Recently, Telecom announced that the Foundation will support the following:

• Payroll giving up to NZ$1,000,000: Telecom employees can make donations from their pay to any donee organisation in New Zealand and Telecom will match dollar for dollar up to NZ$1,000 per employee. Telecom is supporting a universal payroll giving scheme to ensure our people can give to the causes and organisations that are most important and relevant for them;

• Paid day off for Telecom employees: Telecom staff are given one paid day per annum to work in the community with registered charities and community groups; and

• Free text to donate service: the Foundation is pleased to offer a limited, free text to donate service for 24 registered charitable and donee organisations who are building a better future for Kiwi kids.

Although Telecom recently launched the Foundation, during FY11 Telecom continued to work with a range of organisations on a variety of great initiatives that make a real difference in the community. This included:

• Heart Foundation – Know your numbers – Telecom partnered with the Heart Foundation to launch a new online tool to enable New Zealanders to gain a better understanding of the health of their hearts;

• IHC Telecom Art awards – Telecom was the principal sponsor of these awards, providing funding, technology support and strategic advice;

46 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

• Starship Children’s Hospital – Telecom has supported the national children’s hospital by passing all mobile phones returned to Telecom for recycling to Starship. Starship then receives more than 50% of the profit from refurbishing and reselling these phones;

• First Foundation – First Foundation offers a unique four-year scholarship programme that provides talented students from low-decile high schools with tertiary fee assistance, paid work experience and one-on-one mentoring. There are currently 25 First Foundation scholars working within Telecom;

• Family events – in December 2010 Telecom again built 27m high Christmas trees in Auckland and Wellington, decorated with lights. Both trees were open to the public with the Wellington tree being used as the centrepiece of the City’s annual carols by candlelight event;

• Christchurch’s annual City Mission Christmas Tree was supported by Telecom in December 2010 with the inclusion of Santaline phone booths and the donation of new lights for the tree;

• Telecom partnered with the Hearing House and was principal sponsor of the ‘Loud Shirt Day’ in September 2010. Employees fundraised over NZ$25,000 on the day for deaf children with cochlear implants; and

• Telecom’s New Zealand food bank collection ran for the seventh time and this year and in FY10 our people collected approximately five tonnes of food for charities such as the Salvation Army, City Missions and local food banks matched by donations from Telecom.

More information on Telecom’s community investment programmes is accessible at www.telecom.co.nz/sponsorship and for the Telecom Foundation www.telecomfoundation.org.nz.

Response to disasters

During FY11 New Zealand experienced two significant earthquakes in the Canterbury region, which killed over 150 people and destroyed parts of Christchurch. An explosion at the Pike River Coal Mine on the West Coast of New Zealand also killed 29 miners. Hundreds of New Zealanders were also affected by the Japanese earthquake and tsunami and flooding in Queensland, Australia.

As a proud New Zealand company, Telecom participated in the response to each of those disasters. Telecom’s contribution included:

Canterbury earthquakes:

• Donating a combined NZ$400,000 to the New Zealand Red Cross appeal, which included staff contributions of NZ$200,000;

• Making 260 payphones in the Christchurch area available for free local, national and mobile calls. 132,257 calls were made in the three weeks following the February 2011 earthquake;

• Giving NZ$90,000 worth of mobile phones and credit vouchers to emergency response volunteers;

• Providing free text-to-donate and online appeal applications to the New Zealand Red Cross and Give-a-little campaigns;

• Establishing two Gen-i communications centres equipped with 13 computer kiosks, broadband access, free Wi-Fi, free national and mobile calling and phone charging to support emergency response and search and recovery crews; and

• Collecting close to 10,000 corded analogue phones to distribute to residents without electricity.

Pike River Coal Mine disaster:

• Erecting a temporary mobile site to deliver mobile coverage to emergency response crews close to the remote mine location; and

• Offering mobile phones and credit vouchers to the affected families.

Japanese earthquake and tsunami:

• Working with the New Zealand Ministry of Foreign Affairs and Trade to contact New Zealanders in Japan by texting the 500 Telecom customers who were roaming in Japan at the time of the disaster asking them to contact the New Zealand Embassy in Tokyo.

Queensland floods, Australia:

• Offering credit vouchers to New Zealand volunteers who used Telecom’s voice and data roaming services in Australia; and

• Providing official text-to-donate applications free to the New Zealand Red Cross.

Telecom’s environment and resources

New Zealand environmental management

Telecom has environmental compliance requirements relating to the installation, operation, maintenance and upgrade of its infrastructure, which form part of Telecom’s day-to-day operations. Compliance with environmental legislation and regulations is vital to successful operation and generally includes:

• The storage and transportation of dangerous substances;

• Noise levels from equipment (eg, roadside cabinets);

• Visual impact of network structures;

• Radio frequency emissions from mobile and radio communication sites; and

• Emissions from backup generators.

Telecom’s network environmental compliance system is an internal system in use in the New Zealand offices to comply with all relevant environmental legislative obligations. Telecom audits its compliance on an annual basis.

Telecom’s environmental and sustainability strategy

In February 2011 Telecom’s Executive approved Telecom’s Environmental and Sustainability Strategy. Telecom’s five Environmental and Sustainability principles are:

1. Environmental commitment;

2. Environmental management;

3. Sustainability;

4. Climate change; and

5. Advocacy.

investor.telecom.co.nz 47

To make a difference Telecom is:

• Proactively managing its carbon footprint by reducing: power consumption; travel and the use of ozone depleting substances; and reducing/reusing and recycling waste; and

• Creating internal and external awareness and engagement.

An integrated governance structure, led by Telecom’s sustainability council implemented in FY10, ensures the delivery of Telecom’s environment strategy through ‘business as usual’. This is achieved by using advocates and champions facilitated by an environmental and sustainability manager.

Business as usual sustainable activities

Telecom’s Environment and Sustainability Strategy is about making a difference each day as an integrated part of business activity. In FY11 Telecom has been:

• Managing supplier arrangements with sustainability in mind. Supplier ‘request for proposal’ process now incorporate sustainable considerations and standard supplier contracts are currently being reviewed to do the same;

• Implementing a new electronic and infrastructure waste management strategy;

• Reducing travel – Telecom encourages the use of smart meeting rooms as an alternative to travel and the new Auckland and Wellington buildings allow more facilitation of this;

• Using a dedicated shuttle service between offices and the airport when peak travel is required;

• Turning off old network equipment and recycling it. A successful trial was conducted at the Ellerslie Telephone Exchange in Auckland;

• Replacing old chillers. Two air conditioning chillers have been replaced in Auckland and one in Hamilton, generating an estimated annualised power saving of 3.5GWhr. This programme also implements the removal of R22 refrigerant from the network that Telecom committed to achieving by 2017;

• Consolidating Telecom’s NEAX switch. The current programme has an estimated annualised power saving of 1.3GWhr; and

• Shutting down the no longer required EVDO network resulting in an estimated annualised power saving of 4.8GWhr.

Waste management

In April 2011 a new waste management strategy was implemented, where every business unit manages and processes their own waste. The new strategy expands on the waste management processes already established with T&SS, Spares Management Programme and Chorus, which has resulted in a centralised recycling team (excluding Corporate).

The ‘One Telecom’ waste management strategy proactively manages and coordinates the removal and recycling of all waste to ensure it is processed in an efficient, cost-effective and environmentally friendly manner.

The strategy’s objectives are to:

• Maximise value on waste;

• Standardise waste stream processes;

• Be transparent in waste recovery activities;

• Use best practice sourcing; and

• Comply with New Zealand current and future waste legislation.

New Zealanders are also able to continue to recycle their mobile phones, modems and landline phones through any Telecom store or major corporate office.

In December and January New Zealanders recycled 11,107 mobile handsets. This success was a result of inserts into people’s bank statements and newspapers. The Starship programme also reached a landmark NZ$1 million worth of donations across the industry.

Projects

This year Telecom initiated an alternative energy supply trial at Telecom’s site at Mount Ashcroft. A wind turbine has been acquired to trial supplying power to this remote site.

An investigation team was also established to trial heat exchanges in mobile cabinets.

Carbon emissions

Telecom began measuring its carbon footprint in FY07 including prior year comparatives for FY06. In the five years since the FY06 base year, Telecom has reduced its emission flows by 18 kilotonnes, or 27%, to 48 kilotonnes of carbon dioxide equivalents in FY11.

We believe Telecom’s carbon intensity is one of the lowest in the telecommunications industry worldwide and continues to steadily improve with a 12% decline in emissions per revenue dollar and an 11% decline per customer connection in FY11. Telecom has a detailed profile of its carbon emissions that the business leverages in improving cost and operational efficiency; an awareness of the associated carbon reductions is now one of the elements of what is considered good management at Telecom.

Telecom’s sources of greenhouse gas (GHG) emissions include: electricity (being the major contributor), diesel, natural gas, air travel, vehicle fuel, waste and refrigerant. In FY11 Telecom reduced its carbon footprint by 11% with negative emission flows of 6 kilotonnes.

Telecom’s electricity emissions reduced by 4 kilotonnes or 9% in FY11 when compared to FY10, despite a 3.3% increase in consumption, with net savings due to energy efficiency improvements and the trend to a less carbon-intensive, renewable-based grid electricity supply. Renewable generation’s share of total New Zealand electricity supply increased to 76% from 74% with a greater contribution from geothermal and hydropower. Cleaner electricity is a key driver in reducing Telecom’s emissions and intensity against international benchmark levels.

Emission flows from all sources declined this year with the exception of diesel given the extra consumption required to run back-up generator sets in emergencies including the

48 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

earthquakes in Christchurch. The other stationary energy source is natural gas emissions, down 4% in FY11.

In FY11, air travel emissions reduced by 2 kilotonnes with 24% less travel also driving a similar reduction in emissions from rental cars and taxis. Fleet emissions reduced by 467 tonnes with a reduction in the fleet from 545 to 448 vehicles.

Emissions from waste to landfill reduced by 8% this year with the ongoing success of the corporate-wide recycling programme. Refrigerant leakage emissions reduced by 17% with significantly lower R22 refrigerant volumes. Many of Telecom’s network air conditioning units contain hydrochlorofluorocarbons, which have high global warming potentials and are also ozone-depleting. In FY10 Telecom committed to removing these substances from Telecom’s network cooling units by 2017. Two have now been replaced in Auckland and one in Hamilton. While recognising this is just a first step, Telecom believes these FY11 results set world-class carbon performance by Telecom.

Telecom’s customers

Technology continues to offer many sustainability options, which can assist Telecom customers to realise environmental benefits and to reduce costs. Telecom’s technology solutions have helped its customers measure, manage, control and reduce carbon emissions while continuing to achieve efficiencies and minimise compliance costs. In FY11 Telecom has continued to offer videoconferencing and Telepresence solutions, both of which reduce travel and therefore carbon emissions.

Telecom offers infrastructure services, procurement services, software solutions, training services, consulting and partnering, aimed at:

• Helping customers to reduce and manage ICT energy consumption;

• Helping customers to reduce travel costs (and fuel consumption); and

• Assisting customers with sustainable procurement.

New buildings in Auckland and Wellington

In Auckland, the majority of Telecom employees moved into the new Auckland campus during FY11. Telecom Place was created with a focus on being sustainable and green in design, materials and occupancy. As a result, it was awarded Five Green Stars by the New Zealand Green Building Council in FY10 for its design around the comfort of our people, as well as its community and environmental friendliness.

The Auckland campus has been designed to maximise usage of natural cooling, heating and lighting, using techniques such as solar reflective glazing and a thermally active exterior. The design also captures rain water for flushing toilets, allowing reduced water consumption. The new Wellington building ‘Telecom Central’ has been designed to also be a Five Green Star rated building. Both of the new Auckland and Wellington sites were chosen for their proximity to public transport.

Australian Operations – environment and community

Telecom’s Australian businesses have recently implemented new environmental measuring procedures for future monitoring and reporting. Telecom’s Australian network infrastructure is subject to environmental risks, which may arise from continued climate changes, including extreme heat waves, the risk of bush fires, flooding, and other natural disasters.

Volunteering programme

The ‘Make a Difference Day’ volunteering initiative was launched in FY10 and provides all full time employees the opportunity to participate in one day paid volunteer leave per year.

Festive cheer donation

Annual festive cheer charity collections enable employees to donate money or gifts, such as toys or non-perishable food items, to less fortunate people throughout the festive season. Telecom also provides one-off donations, as part of the festive cheer events.

Environmental responsibility

Telecom takes environmental responsibility seriously. Not only does this include carbon emissions but also the total impact of the business on the environment.

Telecom views the telecommunications industry as being at the forefront of technological improvements to ecological sustainability. Telecom’s Australian operations have developed technologies to minimise travel, such as teleworking and teleconferencing solutions, and delivers global internet working via substantial internet backbone links.

While these technologies allow Telecom and its customers to introduce more sustainable business models, at an operational level Telecom is also committed to a reduce, reuse and recycle policy of minimising environmental impact.

All Australian offices operate paper recycling facilities and paper for printing is produced from a percentage of post-consumer waste.

Telecom is a member of the Mobile Muster programme to recycle old mobile phone handsets, this has diverted hundreds of thousands of devices from landfill over the past several years.

AAPT’s offices have provision for consumer recycling of glass, plastic and metals and AAPT’s print system operates under a zero waste to landfill programme to eliminate environmental contamination from this source.

Energy efficiency and recycling are a priority in sourcing and disposing of materials.

AAPT in the community

AAPT takes responsibility in utilising its resources to ensure AAPT makes a difference within its wider community.

In FY11 and FY10 AAPT undertook a number of community focused initiatives and programmes to give back to those who need it most.

investor.telecom.co.nz 49

PERFORMANCE

Key performance indicators

The following performance indicators set out key measures assessed by management:

FY11 % INCREASE / (DECREASE) FY11 FY10 FY09

Revenue and other gains NZ$M (2.8)% 5,122 5,271 5,638

Adjusted revenue and other gains1 NZ$M (3.2)% 5,104 5,271 5,626

EBITDA NZ$M (15.5)% 1,491 1,764 1,679

Adjusted EBITDA1 NZ$M 2.1% 1,801 1,764 1,768

Depreciation and amortisation expense NZ$M (0.5)% 1,027 1,032 917

Net earnings NZ$M (56.5)% 166 382 400

Capital expenditure NZ$M (22.7)% 914 1,183 1,313

Access lines1 (000)s 0.9% 1,799 1,783 1,797

Broadband connections2 (000)s 9.0% 1,065 977 873

XT mobile connections2 (000)s 66.2% 1,183 712 93

Mobile data only devices2 (000)s 30.1% 173 133 81

FTTN cabinets2 59.4% 3,180 1,995 780

Employee numbers2 (FTE incl contractors) (000)s (4.2)% 8,640 9,015 8,967

Employee engagement % (1)% 53% 54% 57%

1 EBITDA is a non-GAAP measure and is not comparable to the IFRS measure of net earnings. EBITDA is defined and reconciled in the discussion below.

2 Measure as at 30 June

50 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Business review

Results

YEAR ENDED 30 JUNE 2011 2010 2009 2008 2007

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AND PER ADS AMOUNTS) NZ$M NZ$M NZ$M NZ$M NZ$M

Income statement data

Operating revenues and other gains

Local service 981 1,026 1,053 1,061 1,084

Calling 928 1,003 1,239 1,291 1,336

Interconnection 195 178 177 178 187

Mobile 825 826 822 875 945

Data 592 638 644 638 561

Broadband and internet 581 594 610 547 485

IT services 561 486 516 439 380

Resale 235 278 337 370 399

Other operating revenue 179 215 228 309 235

Other gains 45 27 12 7 20

Total operating revenues and other gains 5,122 5,271 5,638 5,715 5,632

Operating expenses

Labour 869 893 909 886 773

Intercarrier costs 939 957 1,239 1,243 1,220

Asset impairments 257 - 101 - -

Other operating expenses 1,495 1,657 1,710 1,695 1,653

Other expenses 71 - - - 52

Depreciation 733 757 683 574 500

Amortisation 294 275 234 187 152

Total operating expenses 4,658 4,539 4,876 4,585 4,350

Net earnings/(loss) from continuing operations 166 382 400 713 844

Net earnings from discontinued operations - - - - 2,183

Net earnings/(loss) attributable to shareholders 164 380 398 710 3,024

Earnings/(loss) per share/ADS from continuing operations

Basic per share 0.09 0.20 0.22 0.38 0.42

Diluted per share 0.09 0.20 0.22 0.38 0.42

Basic per ADS 0.45 1.00 1.08 1.9 3.39

Diluted per ADS 0.45 1.00 1.08 1.9 3.36

Earnings per share/ADS from discontinued operations

Basic per share - - - - 1.10

Diluted per share - - - - 1.08

Basic per ADS - - - - 8.78

Diluted per ADS - - - - 8.64

Net earnings/(loss) per share/ADS

Basic per share 0.09 0.20 0.22 0.38 1.52

Diluted per share 0.09 0.20 0.22 0.38 1.50

Basic per ADS 0.45 1.00 1.08 1.90 12.16

Diluted per ADS 0.45 1.00 1.08 1.90 11.96

Balance sheet data

Property, plant and equipment 3,892 4,066 4,021 3,984 3,681

Total assets 6,392 6,865 6,765 7,405 8,064

Debt due within one year 397 184 385 958 488

Long-term debt 1,700 2,137 2,281 1,830 2,404

Total liabilities 4,081 4,320 4,320 4,669 4,672

Total equity 2,311 2,545 2,445 2,736 3,392

Contributed capital 1,528 1,515 1,384 1,297 2,270

Weighted average number of ordinary shares outstanding

Basic (in millions) 1,924 1,891 1,837 1,871 1,990

Diluted (in millions) 1,928 1,895 1,839 1,873 2,026

investor.telecom.co.nz 51

Principal factors impacting Telecom’s results and key trends

Telecom’s operating environment and industry outlook has remained challenging as a result of intense price competition and regulation. These factors are reflected in Telecom’s FY11 financial performance, as well as a continued focus on the reduction of operating and capital expenses. Telecom’s financial results for FY11 also reflect the impacts arising from costs incurred relating to the negotiation of Telecom’s involvement in the Government’s UFB initiative, asset impairments, the impacts from the Canterbury earthquakes, the sale of AAPT’s Consumer division and their related tax effects.

FY11 saw operating cost reductions and capital expenditure interventions, as well as a focus on customer retention and targeted growth. Actions during FY11 included management’s call to action under Vision2013 (see Our company – Strategy) resulting in reductions in operating and capital expenses. The FY11 capital expenditure of NZ$914 million was lower than initial guidance, issued in August 2010 of a range of NZ$1 billion to NZ$1.1 billion, due to revalidating investment needs and tighter controls of project costs.

Operating expenses, excluding the impact of NZ$257 million of asset impairment charges and other expenses, declined by 4.6% or NZ$209 million to NZ$4,330 million when compared to NZ$4,539 million in FY10.

Increasing competition and price pressure

Telecom continues to face increasing competition and price pressure in all markets, both from existing competitors and from new entrants. The market continues to face price competition and customer churn and Telecom has responded to this with more bundled deals giving more value to end-customers.

Telecom’s combined local service and calling revenues declined by 5.9% in FY11 and 11.5% in FY10. The fixed line market continues to face increased competition, as well as the unbundling of local exchanges and cabinets, which enable access seekers to choose to compete in profitable regions. The unbundling of local exchanges has also seen a shift towards competitors starting to utilise services from Chorus, as compared to previously utilising higher value services from Telecom Wholesale, the effect of which is to lower revenue in Telecom Wholesale, partially offset by additional revenues in Chorus. The fixed line market is also subject to substitution by the competitive mobile market offerings; however, Telecom believes the rate of fixed to mobile substitution to date for Telecom has been modest when compared to global trends, which Telecom believes is partly due to Telecom’s TSO obligations to provide free local calling.

At AAPT, revenue declines were impacted by the sale of AAPT’s Consumer division in FY11, as well as the competitive nature of the Australian market in the wholesale and business sectors, as well as AAPT’s focus on higher margin business.

Telecom’s mobile revenues were largely unchanged decreasing by 0.1% in FY11 while they increased by 0.5% in FY10. Prior to the launch of Telecom’s XT mobile network in late FY09, Telecom faced declining mobile revenues from its existing CDMA mobile network. Furthermore, the New Zealand mobile market saw the entry of a third independent operator, 2degrees, during FY09, as well as the establishment of further competitors, operating as MVNOs. The increase of competitors, as well as regulation, has adversely impacted Telecom’s mobile revenues. In light of the competition in the New Zealand mobile market, Telecom is currently also working through migrating customers from its existing CDMA mobile network, which is planned to close in July 2012, to its XT mobile network. Telecom is also investing in the coverage and capacity of the XT network. Mobile revenues at AAPT declined as well due to the sale of its Consumer business during FY11.

Data revenues of NZ$592 million in FY11 declined by 7.2% when compared to FY10 (FY10: 0.9% decrease compared to FY09), as the data market has seen the entry over recent years of many smaller operators, including electricity companies, offering connectivity using fibre, while the IT service market has been impacted by both price competition and the consolidation of key competitors.

Overall, the competitive sub-sectors of the telecommunications market in which Telecom operates continue to experience declining revenues and profits, especially for existing fixed line operators such as Telecom. For these reasons, Telecom’s Vision2013 initiative includes the focus on operating expenditure-reduction initiatives.

Government regulation

Over the last few years, Telecom has been required to maintain high levels of operating expenditure and investment to meet its regulatory obligations.

Regulation continued to have a significant impact on Telecom’s earnings for FY11, with continued regulation and prices, operational costs of running separate business units, as well as capital expenditure requirements for separation-related projects. However, following the passing of the Telecommunications Amendment Act and subject to the outcome of the shareholder vote for the proposed demerger, Telecom’s regulatory requirements are expected to change in FY12 under the Telecommunications Amendment Act (See Our company – Regulation).

If the proposed demerger is approved and Telecom structurally separates, there are expected to be additional cost savings for Telecom going forward as there will be significantly fewer regulatory requirements compared to what Telecom has experienced over recent years.

As a consequence of the Government’s UFB initiative and shift in policy from a copper-based network to a fibre-based network and other regulatory developments, Telecom recognised impairment charges of NZ$257 million on copper-based regulatory assets.

Economic conditions

The New Zealand economy remained flat in the early part of FY11. The economy had a blow with the recent Canterbury earthquakes, however, once rebuilding and the anticipated

52 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

economic growth starts to be experienced, the Canterbury earthquakes are not expected to have a permanent effect on New Zealand’s economy; its natural resources and industries still remain attractive and offer growth potential.

Investment in capital programmes

Telecom reduced its high level of capital expenditure during FY11, with capital expenditure in FY11 of NZ$914 million equating to 17.8% of revenue and other gains (FY10: NZ$1,183 million of expenditure being 22.4% of revenue). Telecom’s capital expenditure includes transformation and regulation initiatives of NZ$412 million in FY11 (FY10: NZ$596 million) as Telecom invested in the WCDMA mobile network, and its fixed network. During FY11, Telecom was also subject to regulatory capital expenditure as required in the Undertakings, where key expenditure has included NZ$136 million on FTTN in FY11 (FY10: NZ$152 million) and NZ$91 million on operational separation (FY10: NZ$163 million). Operational separation-driven investment decreased in FY11 when compared to FY10 due to a number of regulatory commitments already being met.

The overall reduction in capital expenditure when compared to FY10 and initial guidance at the start of FY11 was driven by reduced spend in low growth markets, re-validation of investment needs and tighter control of project costs.

Group result

YEAR ENDED 30 JUNE 2011 2010 2009 2011/2010 2010/2009

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Operating revenues and other gains 5,122 5,271 5,638 (2.8) (6.5)

Labour costs (869) (893) (909) (2.7) (1.8)

Intercarrier costs (939) (957) (1,239) (1.9) (22.8)

Other operating expenses (1,495) (1,657) (1,710) (9.8) (3.1)

Other expenses (71) - - NM NM

Asset impairments (257) - (101) NM NM

EBITDA1 1,491 1,764 1,679 (15.5) 5.1

Depreciation (733) (757) (683) (3.2) 10.8

Amortisation (294) (275) (234) 6.9 17.5

Finance income 15 22 41 (31.8) (46.3)

Finance expense (203) (202) (242) 0.5 (16.5)

Share of associates’ net profits/(losses) 1 1 (1) - NM

Net earnings before income tax 277 553 560 (49.9) (1.3)

Income tax expense (111) (171) (160) (35.1) 6.9

Net earnings for the year 166 382 400 (56.5) (4.5)

Net earnings attributable to shareholders 164 380 398 (56.8) (4.5)

Net earnings attributable to non-controlling interests 2 2 2 - -

1 EBITDA is a non-GAAP measure and is not comparable to the IFRS measure of net earnings. EBITDA is defined and reconciled in the discussion below.

Executive summary

Telecom’s financial results reflect the effects of continued challenges from competition and ongoing regulatory impacts.

FY11 operating revenue declines were across most revenue lines, mainly impacted by AAPT’s disposal of its Consumer division, the competitive environment, changes in technology and increased price pressures driving customers to lower cost options. During FY11, Telecom continued to focus on cost-reduction measures to offset the impacts from revenue declines and regulatory effects. Continued cost and headcount-reduction initiatives, partially offset by bringing back in-house IT functions from HP, lowered labour costs in FY11 when compared to FY10.

The FY11 depreciation and amortisation charges decreased as the CDMA network was fully depreciated during the year as well as the effect of the sale of AAPT’s consumer assets earlier in FY11.

Other expenses in FY11 related to Telecom’s UFB proposal and the Canterbury earthquakes, which combined totalled NZ$71 million (UFB: NZ$29 million, earthquakes: NZ$42 million). The FY11 results were also impacted by NZ$257 million of asset impairments relating to technological and regulatory changes as described in more detail below.

Telecom faces continued competition, however, there is also the potential for regulatory simplification if the proposed demerger occurs, which is expected to impact not only the structure of Telecom and its current operations, but future revenues, earnings, financial position and the long-term economics of Telecom.

Telecom’s investment programmes were also of particular focus and saw a significant reduction in capital expenditure for FY11. Capital investment spend was reduced in low growth markets and project costs have been tightly controlled through forums where each capital expenditure project is carefully analysed.

investor.telecom.co.nz 53

Overview – Group result

Year ended 30 June 2011

• Operating revenue and other gains of NZ$5,122 million in FY11 decreased by NZ$149 million, or 2.8%, when compared to FY10. Operating revenue declines were experienced in most revenue lines, with only interconnection revenues (mainly in mobile and SMS traffic) and IT services (due to strong managed services revenues in Gen-i) experiencing gains. Resale revenues declined due to AAPT’s disposal of its Consumer division, as well as the continued managed reduction of lower margin customers and the overall calling and local service revenues also declined year on year. Data revenue decreased due to the competitive environment, changes in technology and increased price pressures driving Gen-i’s customers to lower cost options. Mobile revenues in FY11 of NZ$825 million were relatively stable compared with FY10, while FY10 included higher revenues than FY09, arising from handset sales following the launch of the XT network. During FY11 Telecom saw growth in the high ARPU smartphone users, as they took advantage of performance capabilities of Telecom’s mobile network. Broadband and internet revenue increases in New Zealand, where Telecom Retail and Wholesale & International (where customer connections continued to grow) were more than offset by declines arising from the AAPT Consumer division sale. Other operating revenue was also affected by the loss of TSO revenue due to regulatory changes.

• Other gains of NZ$45 million in FY11 compared to NZ$27 million in FY10. In FY11 these gains included: NZ$18 million arising from the sale of the AAPT Consumer division; NZ$5 million relating to the sale of Telecom’s share of Yahoo!Xtra; and NZ$22 million of various resolutions and settlements reached with a supplier. The gains in FY10 related to supplier settlements.

• Labour costs of NZ$869 million were NZ$24 million, or 2.7%, lower in FY11 when compared to FY10 largely as a result of continued cost and headcount-reduction initiatives, partially offset by bringing back in-house previously outsourced IT functions from HP.

• Intercarrier costs of NZ$939 million were NZ$18 million, or 1.9%, lower in FY11 when compared to FY10 due to AAPT’s focus on higher margin data and internet sales, partially offset by International trading in more expensive destinations.

• Other operating expenses of NZ$1,495 million were NZ$162 million, or 9.8%, lower in FY11 compared to FY10 as a result of the reduction in mobile cost of sales, due to a reduced volume of handset sales relative to FY10 following the launch of the XT network, lower advertising expenditure, ongoing cost-reduction initiatives and intervention and bringing back in-house the IT function from HP noted above. These declines were partially offset by higher IT services costs of sales in FY11 as a result of increased customer demand especially in procurement at Gen-i, together with the FY11 cost of the TDL arrangements.

• Other expenses of NZ$71 million in FY11 comprised NZ$29 million of costs in relation to Telecom’s UFB proposal and NZ$42 million in relation to the Canterbury earthquakes, comprised of incremental operational costs incurred, customer credits and asset impairments. At 30 June 2011 Telecom was not able to recognise the benefit of its insurance proceeds arising from the earthquakes as its claim is still being assessed.

• The FY11 impairment charges of NZ$257 million resulted from the write-off of certain copper-based regulatory assets due to the combined effects of the move to a fibre-oriented environment and regulatory developments. In particular Retail NGT stage 1 and FNT programme assets are now not expected to be launched to market as a result of the move to a fibre-oriented environment and certain Wholesale Future Mode of Operation (FMO) assets are considered stranded based on Telecom expecting an exemption under Variation Four of the Undertakings. All remaining assets in these programmes have been identified for ongoing use, or reuse, within the business (see note 6 to the Financial statements for more details).

• The FY11 combined depreciation and amortisation charges decreased by NZ$5 million, or 0.5%, to NZ$1,027 million as a result of lower depreciation arising from the CDMA network, which is now fully depreciated and FY11 only including three months of depreciation on AAPT’s Consumer business division assets up to the date of sale in September 2010. These decreases were partially offset by the impacts of the higher asset base as a result of the high levels of capital expenditure in FY10.

• The net finance expense in FY11 of NZ$188 million was NZ$8 million, or 4.4%, higher than in FY10 due to additional interest received from the Inland Revenue Department in the prior comparative period.

• The FY11 tax expense of NZ$111 million was NZ$60 million, or 35.1%, lower than the tax expense recognised in FY10. This movement was principally due to:

• A NZ$83 million decrease in the tax charge in FY11 as a result of the tax effect of lower earnings before income tax;

• A number of changes in New Zealand tax legislation being:

– a NZ$43 million reduction in the prior year tax charge following the abolition of the conduit relief regime in FY10, which resulted in the recognition of certain tax credits arising from tax paid in New Zealand and overseas in respect of offshore companies;

– a NZ$18 million increase in the tax charge in FY11 following the passing of the Taxation (Annual Rates, Trans-Tasman Savings Portability, KiwiSaver, and Remedial Matters) Act, which resulted in some of the tax credits recognised in FY10 having to be written down; and

– a NZ$38 million increased tax charge in FY10 following the enactment of the Taxation (Budget

54 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Measures) Act 2010 (being a NZ$56 million increase relating to the future removal of tax depreciation on certain buildings partially offset by a NZ$18 million decrease from the future reduction in the New Zealand company tax rate from 30% to 28%).

• a number of offsetting other items including fewer Australian tax losses which do not give rise to a tax impact, a greater number of expenses that are not deductible for tax and the impact of Southern Cross dividends not subject to tax.

As a result of the above, Telecom’s effective tax rate for FY11 was 40.1%, compared to 30.9% in FY10.

Year ended 30 June 2010

• Operating revenue and other gains decreased by NZ$367 million, or 6.5%, in FY10 when compared to FY09. Operating revenue declines were experienced in most revenue lines, most notably in calling revenue, where Telecom’s International carrier services business earned lower service revenues from falling market prices. The revenue declines were partially offset by small increases in mobile and interconnection revenues and a NZ$15 million increase in other gains in FY10 due to various resolutions and settlements reached with a supplier.

• Labour costs of NZ$893 million were NZ$16 million, or 1.8%, lower in FY10 when compared to FY09 largely as a result of lower headcount in AAPT driven by the transition to an offshore call centre in Manila and other restructures.

• Intercarrier costs of NZ$957 million were NZ$282 million, or 22.8%, lower in FY10 when compared to FY09 following the fall in calling revenues.

• Other operating expenses of NZ$1,657 million were NZ$53 million, or 3.1%, lower in FY10 when compared to FY09 as a result of lower revenues and cost-reduction initiatives. Lower IT cost of sales arose as a result of lower customer demand; however, this was partially offset by higher mobile cost of sales due to the continued uptake of customers onto the XT mobile network.

• There were no asset impairments in FY10, compared to impairments of NZ$101 million recognised in FY09.

• Cost reductions were partially offset by increased depreciation and amortisation charges in FY10 of NZ$115 million, or 12.5%, to NZ$1,032 million due to Telecom’s overall higher asset base resulting from continued investment in fixed assets.

• The net finance expense in FY10 of NZ$180 million was NZ$21 million, or 10.4%, lower than in FY09 due to additional interest received from the Inland Revenue Department in FY10, as well as lower interest costs arising from lower levels of borrowing in FY10 when compared to FY09.

• The FY10 tax charge of NZ$171 million was NZ$11 million, or 6.9%, higher than the tax charge in FY09 of NZ$160 million. This movement was due to:

• Tax changes announced in May 2010 from the Taxation (Budget Measures) Act in FY10, which resulted in a NZ$38 million increased tax charge (being a NZ$56 million increase relating to the future removal of tax depreciation on certain buildings partially offset by a NZ$18 million decrease from the future reduction in the New Zealand company tax rate from 30% to 28%); and

• Variations in Telecom’s taxable profits resulting in a reduction of tax expense of NZ$16 million, which included the effect of Australian losses upon which no tax benefit is recognised.

As a result of the above, Telecom’s effective tax rate for FY10 was 30.9%, compared to 28.6% in FY09.

Outlook

Given that Telecom faces a substantially altered, regulatory and operational outlook in connection with the proposed demerger in FY12, Telecom has withdrawn financial guidance on FY12 and is not proposing to provide financial guidance.

Non-GAAP measures

Telecom uses EBITDA, adjusted EBITDA and free cash flow when discussing financial performance and in giving future performance guidance. These are non-GAAP financial measures and are not prepared in accordance with IFRS.

They are not uniformly defined or utilised by all companies in the telecommunications industry. Accordingly, these measures may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation nor considered as a substitute for measures reported in accordance with IFRS.

Management believes that these measures provide useful information as they are used internally to evaluate performance of business units, to analyse trends in cash-based expenses, to establish operational goals and allocate resources. Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ (profits)/ losses and taxation expense to net earnings less finance income.

Telecom calculates free cash flow as EBITDA less capital expenditure (see Capital expenditure below).

Adjusted EBITDA is the segment result reported in the financial statements. It excludes significant one-off gains, expenses and impairments that are also excluded from the segmental result to provide an indication of the underlying earnings of that segment. The sum of the segment’s results is reconciled to net earnings before income tax in note 2 to the

Financial statements.

Management uses adjusted information to measure underlying trends of the business and monitor performance.

investor.telecom.co.nz 55

Reconciliations from the IFRS measure of net earnings to Telecom’s EBITDA, adjusted EBITDA and free cash flow is shown below.

YEAR ENDED 30 JUNE 2011 2010 2009 2011/2010 2010/2009

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Net earnings 166 382 400 (56.5) (4.5)

Add: depreciation 733 757 683 (3.2) 10.8

Add: amortisation 294 275 234 6.9 17.5

Less: finance income (15) (22) (41) (31.8) (46.3)

Add: finance expense 203 202 242 0.5 (16.5)

Add: share of associates’ net (profits)/losses (1) (1) 1 0.0 NM

Add: taxation expense 111 171 160 (35.1) 6.9

EBITDA 1,491 1,764 1,679 (15.5) 5.1

Less: gains on sale (18) - (12) NM NM

Add: UFB costs 29 - - NM NM

Add: natural disaster costs 42 - - NM NM

Add: asset impairments 257 - 101 NM NM

Adjusted EBITDA 1,801 1,764 1,768 2.1 (0.2)

YEAR ENDED 30 JUNE 2011 2010 2009 2011/2010 2010/2009

NZ$M NZ$M NZ$M % CHANGE % CHANGE

EBITDA 1,491 1,764 1,679 (15.5) 5.1

Less: capital expenditure (914) (1,183) (1,313) (22.7) (9.9)

Free cash flow 577 581 366 (0.7) 58.7

Segmental results

Impact of operational separation on Telecom’s segmental results

The 2006 changes to the Telecommunications Act 2001 required Telecom to operationally separate its business into at least three units, comprising:

• A network business that sells access to the copper access network on an equivalence basis to both Telecom and third parties;

• A regulated wholesale business that sells wholesale broadband access services on an equivalence basis to both Telecom’s retail arms and third parties; and

• One or more retail business units.

Telecom restructured during 2008 to comply with the Undertakings and created five customer-facing business units, supported by a Technology & Shared Services business unit and a Corporate Centre.

In order to assist readers in understanding Telecom’s year on year performance, Telecom has restated its segment results in the financial statements and what is reported to Telecom’s CEO, mainly relating to trading by Telecom’s business units between themselves (internal trading), to incorporate price and volume refinements and additional regulated trades in accordance with the Undertakings. There is no change to the overall Group reported result from these refinements. Telecom has also implemented Full Cost Apportionment (FCA). FCA aims to match costs with revenues and has resulted in a portion of internal trades that allocate substantially all the costs from T&SS and certain corporate costs to customer-facing business units, as well as a number of external interconnection revenues and costs currently recognised in Telecom Wholesale being allocated to other business units.

The segment results exclude significant one-off gains, expenses and impairments. These items are excluded from the segment results to enable an analysis of the underlying earnings of the segment when the financial results are presented to Telecom’s CEO. A reconciliation between the segment results and net earnings from continuing operations is included in note 2 to the Financial statements.

56 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Chorus

YEAR ENDED 30 JUNE 2011 NZ$M 2010 NZ$M 2009 NZ$M 2011/2010 % CHANGE 2010/2009 % CHANGE

Operating revenues

Local service 26 22 14 18.2 57.1

Other operating revenues 30 22 18 36.4 22.2

Internal revenue 1,045 1,006 996 3.9 1.0

Total operating revenues 1,101 1,050 1,028 4.9 2.1

Operating expenses

Labour (24) (21) (20) 14.3 5.0

Other operating expenses (228) (218) (204) 4.6 6.9

Internal operating expenses (43) (44) (37) (2.3) 18.9

Total operating expenses (295) (283) (261) 4.2 8.4

EBITDA 806 767 767 5.1 -

Operating revenues

Chorus’ operating revenues increased in FY11 by NZ$51 million, or 4.9%, to NZ$1,101 million when compared to FY10 and by NZ$22 million, or 2.1%, to NZ$1,050 million when compared to FY09. The increase over the three year period was across all revenue lines presented above and was due to additional revenue from external customers consuming UCLL and co-location services, as well as an increase in internal revenue. At 30 June 2011 Chorus had unbundled 123 exchanges and eight external customers were consuming UCLL-based services compared to 77 exchanges and seven external customers in FY10 (FY09: 64 exchanges and five external customers).

Total access lines at 30 June 2011 were 1.799 million, compared to 1.783 million at 30 June 2010 and 1.797 million at 30 June 2009. The slight net increase in total access lines from FY10 to FY11 arose from the impact of customer growth, more than offsetting the impact of fixed to mobile substitution, which to date has remained modest.

Chorus’ local service revenue increased in FY11 by NZ$4 million, or 18.2%, to NZ$26 million when compared to FY10 and by NZ$8 million, or 57.1%, to NZ$22 million when compared to FY09. Local service revenue includes UCLL and revenues from the installation of access infrastructure into new subdivisions. Both UCLL and subdivision revenues increased in FY11 when compared to FY10 due to increased customer demand.

Although UCLL revenues increased in FY10 when compared to FY09, this was partially offset by lower access services revenue due to the reduction in the number of residential sites being developed when compared to FY09. Other operating revenue increased by NZ$8 million, or 36.4%, to NZ$30 million in FY11 when compared to FY10, largely due to proceeds in FY11 from UCLL co-location and backhaul service revenues as well as from the disposal of surplus copper. In FY10 other operating revenue increased by NZ$4 million, or 22.2%, when compared to FY09, due to proceeds from the disposal of surplus copper, while UCLL co-location and backhaul service revenues were largely flat year on year.

Chorus’ internal revenue increased by NZ$39 million, or 3.9%, to NZ$1,045 million in FY11 when compared to FY10, largely due to continued growth in co-location and backhaul revenues, driven by the ongoing deployment of FTTN cabinets. Internal access revenue for FY11 remained flat when compared to FY10, as the decline in access lines for Telecom Retail was offset by increases in access lines for Telecom Wholesale. Internal access revenue for FY10 declined from FY09, as access lines shifted from Telecom Retail and Telecom Wholesale to external customers and also due to decreases in internal field services revenue. These declines in FY10 were more than offset by growth in co-location and backhaul revenues, largely driven by the deployment of FTTN cabinets.

Operating expenses

Chorus’ operating expenses increased across the three-year period ending FY11 due to the costs of running Chorus as an operationally separated business unit and establishing regulated products and services.

Labour expenses in FY11 of NZ$24 million were NZ$3 million, or 14.3%, higher than FY10 due to continued headcount increases in operating Chorus as a separate business unit, with focus on customer service, quality improvement programmes, support for the UFB and RBI programmes and to enable the products and services Chorus must deliver under the Undertakings. Contractors were also used to deliver projects, separation Undertakings and new regulated offerings. Labour expenses in FY10 of NZ$21 million were NZ$1 million, or 5.0%, higher than FY09, also due to the growth in employee numbers and contractors to operate Chorus as a separate business.

Other operating expenses increased by NZ$10 million, or 4.6%, to NZ$228 million in FY11 when compared to FY10. These increases were largely due to higher network maintenance and provisioning volumes. Other operating expenses in FY10 increased by NZ$14 million, or 6.9%, when compared to FY09 due to higher property maintenance costs as well as higher electricity costs.

Internal operating expenses have slightly decreased by NZ$1 million, or 2.3%, to NZ$43 million in FY11 when compared to FY10 largely due to a decrease in Chorus’ allocation of the level of centralised costs from other Telecom business units, whereas

investor.telecom.co.nz 57

internal operating expenses increased by NZ$7 million, or 18.9%, to NZ$44 million in FY10 when compared to FY09 due to a higher allocation to Chorus of costs from other Telecom business units.

EBITDA

Chorus’ EBITDA increased by NZ$39 million, or 5.1%, to NZ$806 million in FY11 when compared to FY10 and remained flat at NZ$767 million in FY10 when compared to FY09. The increase in FY11 was primarily attributed to the increase in total operating revenue, in particular internal revenues, as described above.

Wholesale & International

YEAR ENDED 30 JUNE 2011 NZ$M 2010 NZ$M 2009 NZ$M 2011/2010 % CHANGE 2010/2009 % CHANGE

Operating revenues

Local service 218 192 158 13.5 21.5

Calling 262 240 344 9.2 (30.2)

Interconnection 158 139 130 13.7 6.9

Mobile 6 10 10 (40.0) -

Data 109 97 86 12.4 12.8

Broadband and internet 95 85 80 11.8 6.3

Other operating revenues 25 26 22 (3.8) 18.2

Internal revenue 467 503 545 (7.2) (7.7)

Total operating revenues 1,340 1,292 1,375 3.7 (6.0)

Operating expenses

Labour (51) (55) (57) (7.3) (3.5)

Intercarrier costs (433) (384) (520) 12.8 (26.2)

Other operating expenses (45) (41) (52) 9.8 (21.2)

Internal operating expenses (692) (606) (534) 14.2 13.5

Total operating expenses (1,221) (1,086) (1,163) 12.4 (6.6)

EBITDA 119 206 212 (42.2) (2.8)

Operating revenues

Wholesale & International’s operating revenue increased by NZ$48 million, or 3.7%, to NZ$1,340 million in FY11 when compared to FY10. FY10 operating revenue of NZ$1,292 million decreased by NZ$83 million, or 6.0%, from NZ$1,375 million when compared to FY09.

Local service revenues increased by NZ$26 million, or 13.5%, to NZ$218 million in FY11 when compared to FY10. FY10 had increased by NZ$34 million, or 21.5%, from NZ$158 million when compared to FY09. The increases across the three-year period mainly reflected growth in the number of fixed access lines, with connections increasing by 10.7% in FY11 and by 12.8% in FY10. Revenue also increased year on year due to annual CPI price increases and FY10 benefited from a one-off increase relating to maintenance charges.

Calling revenues increased by NZ$22 million, or 9.2%, to NZ$262 million in FY11 when compared to FY10 primarily as a result of International carrier services to higher value destinations, partially offset by the high value of the NZ$ on US$ denominated revenues. Calling revenues decreased by NZ$104 million, or 30.2%, to NZ$240 million in FY10 when compared to FY09 primarily as a result of international carrier services being impacted by lower pricing in the competitive international carrier services market, as well as the impact of foreign exchange rates noted above.

Interconnection revenues increased by NZ$19 million, or 13.7%, to NZ$158 million in FY11 when compared to FY10 primarily due to an increase in inbound SMS volumes. However, this was partially offset by the impact of mobile termination rate decreases from May 2011. Other than the impact of mobile termination rate decrease, these factors also impacted interconnection revenues in FY10, which increased by NZ$9 million, or 6.9%, to NZ$139 million when compared to FY09.

Mobile revenue decreased by NZ$4 million, or 40.0%, to NZ$6 million in FY11 when compared to FY10 mainly due to the migration of customers from a CDMA network MVNO to a competitor partially offset by one-off retrospective price adjustment. Mobile revenue of NZ$10 million in FY10 was unchanged from FY09.

Data revenues increased by NZ$12 million, or 12.4%, to NZ$109 million in FY11 when compared to FY10 and by NZ$11 million, or 12.8%, to NZ$97 million in FY10 when compared to FY09 primarily due to volume growth with existing customers.

Broadband and internet revenues increased by NZ$10 million, or 11.8%, to NZ$95 million in FY11 when compared to FY10 revenues of NZ$85 million and by NZ$5 million, or 6.3%, in FY10 when compared to FY09 revenues of NZ$80 million mainly as a result of increasing customer connections.

Internal revenues decreased by NZ$36 million, or 7.2%, to NZ$467 million in FY11 when compared to FY10 due primarily to lower pricing for wholesale broadband, internet transit and managed data inputs supplied to other Telecom business units, as well as decreases in mobile termination rates, impacting termination cost recharges to other Telecom business units. This

58 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

was partially offset by interconnection revenue growth from the allocation of interconnect expenses to other business units, driven by higher traffic volumes. Internal revenues decreased by NZ$42 million, or 7.7%, to NZ$503 million in FY10 when compared to FY09 primarily due to a market-based reduction in the internal pricing of internal international internet carriage.

Operating expenses

Wholesale & International’s operating expenses increased by NZ$135 million, or 12.4%, to NZ$1,221 million in FY11 when compared with FY10 and decreased by NZ$77 million, or 6.6%, to NZ$1,086 million when comparing FY10 to FY09.

Labour costs decreased by NZ$4 million, or 7.3%, to NZ$51 million in FY11 reflecting lower staff numbers and lower project labour costs. Labour costs in FY10 of NZ$55 million decreased by NZ$2 million, or 3.5%, from FY09 with small increases in Telecom Wholesale’s labour costs for business growth and operational separation activities being more than offset by decreases in Telecom International’s labour costs, reflecting lower staffing numbers and favourable foreign exchange rate impacts on the conversion of its US$ denominated payroll costs.

Intercarrier costs increased by NZ$49 million, or 12.8%, to NZ$433 million in FY11 when compared with FY10 due to a combination of Telecom International trading in high value but more expensive destinations in the global carrier services market and an increase in interconnection outbound SMS volumes. Intercarrier costs decreased by NZ$136 million, or 26.2%, to NZ$384 million in FY10 when compared to FY09 mainly due to lower market unit costs, as well as the impact of a strong NZ$ on US$ denominated costs.

Other operating expenses increased by NZ$4 million, or 9.8%, to NZ$45 million in FY11 when compared to FY10 due to costs incurred in the strategic review of the Telecom International business. Other operating expenses decreased by NZ$11 million, or 21.2%, to NZ$41 million in FY10 when compared to FY09 mainly due to foreign exchange movements impacting Telecom International’s overseas cost base and lower Telecom Wholesale mobile cost of sales.

Internal operating expenses increased by NZ$86 million, or 14.2%, to NZ$692 million in FY11 when compared to FY10 and by NZ$72 million, or 13.5%, to NZ$606 million in FY10 when compared to FY09. The increase across the three-year period was due to higher Chorus charges reflecting volume growth in Wholesale’s products that utilise Chorus’ inputs, as well as increases in Chorus co-location and backhaul costs associated with a higher number of FTTN cabinets being rolled out. In addition to this, higher interconnect volumes increased the internal cost resulting from the allocation of interconnect revenue (despite the mobile terminal rate reductions), as well as an increased allocation of costs from other business units.

EBITDA

Wholesale and International’s EBITDA decreased by NZ$87 million, or 42.2%, to NZ$119 million in FY11 when compared to FY10 and by NZ$6 million, or 2.8%, to NZ$206 million in FY10 when compared to FY09. The decrease relates to the growth in expenses, primarily due to increased internal operating expenses and intercarrier costs, more than offsetting the growth in revenue. The EBITDA decrease in FY10 was due to the reduction in revenue, primarily in calling and internal revenue partially offset by a decrease in operating expenses.

Telecom Retail

YEAR ENDED 30 JUNE 2011 NZ$M 2010 NZ$M 2009 NZ$M 2011/2010 % CHANGE 2010/2009 % CHANGE

Operating revenues and other gains

Local service 625 678 726 (7.8) (6.6)

Calling 302 328 367 (7.9) (10.6)

Mobile 609 594 590 2.5 0.7

Data 19 22 24 (13.6) (8.3)

Broadband and internet 300 289 276 3.8 4.7

IT services 11 14 18 (21.4) (22.2)

Other operating revenues 27 22 19 22.7 15.8

Internal revenue 122 116 118 5.2 (1.7)

Other gains - 13 - NM NM

Total operating revenues and other gains 2,015 2,076 2,138 (2.9) (2.9)

Operating expenses

Labour (147) (162) (162) (9.3) -

Other operating expenses (342) (434) (437) (21.2) (0.7)

Internal operating expenses (1,033) (1,074) (1,127) (3.8) (4.7)

Total operating expenses (1,522) (1,670) (1,726) (8.9) (3.2)

EBITDA 493 406 412 21.4 (1.5)

Operating revenues

Telecom Retail’s operating revenues and other gains in FY11 of $2,015 million decreased by NZ$61 million, or 2.9%, when compared to FY10, which decreased by NZ$62 million, or 2.9%, to NZ$2,076 million when compared to FY09.

investor.telecom.co.nz 59

Local service and calling revenues declined in FY11 by a combined NZ$79 million, or 7.9%, to NZ$927 million when compared to FY10 due to continued customer churn. The rate of the year on year declines in local service and calling revenues improved slightly in FY11 when compared to prior years, notwithstanding slightly higher access line churn. The rate of churn in FY11 was impacted by the withdrawal from the market of an uncapped broadband plan. In FY10 local service and calling revenues declined by NZ$87 million, or 8.0%, to NZ$1,006 million when compared to FY09 due to a decline in the customer base for access lines and associated calling minutes more than offsetting the annual CPI increases. Local service revenue declines in each of the last three years were slightly ameliorated by annual local access CPI price increases. As at 30 June 2011 the number of Telecom Retail access lines were 7.4% lower than at 30 June 2010, with local service revenue falling 7.8% (30 June 2010: Telecom Retail access lines were 6.8% fewer when compared to 30 June 2009 with local services revenues falling 6.6%). The retail mass market remains competitive given the range of offers by other market participants.

While access and calling revenues declined, broadband and internet revenues increased by NZ$11 million, or 3.8%, to NZ$300 million in FY11 when compared to FY10. Broadband connection growth in FY11 was limited in the first half due to the withdrawal of uncapped broadband plans noted above, while broadband connection growth regained momentum in the second half of FY11 with the introduction of additional ‘Total Home’ broadband bundled offers. The Retail broadband connections at 30 June 2011 increased by 2.1% to 591,000 when compared to 30 June 2010. In FY10 broadband and internet revenues increased by NZ$13 million, or 4.7%, to NZ$289 million when compared to FY09. Broadband connections grew by 9.0% during FY10 to 579,000 connections when compared to FY09, as customers continued to migrate from dial-up to broadband following the continued attraction of bundled fixed access, calling and broadband offers. Product bundling remains a key strategy for Telecom Retail, providing greater value to customers with multiple product holdings while delivering overall ARPU growth of the existing base. Mobile revenues increased by NZ$15 million to NZ$609 million, or 2.5%, in FY11 when compared to FY10 notwithstanding increased competition in the New Zealand market. These increases resulted from: uptake in Telecom’s higher value mobile offerings, driven by the XT network’s data and roaming capabilities; the continued growth in ‘smartphone’ penetration; the growth in mobile broadband and data only devices; and a favourable impact arising on a change of customer terms and conditions.

During the second half of FY11 Telecom saw an increase of postpaid mobile and higher value customers on the XT network. Mobile demand and revenue, especially from these customers, is also stimulated by the use of smartphones and the increased availability, functionality and content for these devices. We believe that this improved trend of more higher value customers should lead to improved future mobile revenues. Typically, postpaid connections earn higher average revenues when compared to prepaid connections.

Mobile revenues in FY10 were suppressed due to the impact of the XT network outages and reparations and credits given to certain customers. Notwithstanding this impact, mobile revenues in FY10 of NZ$594 million (which included the above XT outage reparations and credits) increased by NZ$4 million compared to FY09.

Telecom’s mobile customer base (including Telecom Retail, Gen-i, and Telecom Wholesale connections) decreased by 3.4% to 2.097 million customers at 30 June 2011 from 2.171 million customers at 30 June 2010. This decline has been impacted by low usage CDMA connections becoming inactive.

The following table sets out Telecom’s New Zealand mobile connections:

NUMBER OF MOBILE CONNECTIONS 2011 2010 2009 2011/2010 2010/2009

(TELECOM RETAIL, GEN-I AND TELECOM WHOLESALE) (000) (000) (000) % CHANGE % CHANGE

XT connections 1,183 712 93 66.2 NM

CDMA connections 914 1,459 2,093 (37.4) (30.3)

Total 2,097 2,171 2,186 (3.4) (0.7)

Postpaid connections 848 859 877 (1.3) (2.1)

Prepaid connections 1,249 1,312 1,309 (4.8) 0.2

Total 2,097 2,171 2,186 (3.4) (0.7)

Data revenues in FY11 decreased by NZ$3 million, or 13.6%, to NZ$19 million when compared to FY10 and by NZ$2 million, or 8.3%, to NZ$22 million in FY10 when compared to FY09. The decrease over the three year-period reflected a reduction in ISDN usage as a result of lower customer numbers and calling minutes. Telecom Retail saw a small increase in the number of SME customers receiving data services in FY10, however, these were more than offset by lower prices.

Internal revenue increased by NZ$6 million, or 5.2%, to NZ$122 million in FY11 when compared to FY10 as incremental interconnection revenues were partially offset by the removal of TSO revenue no longer received from an internal transfer from the Corporate division via FCA due to the changes in the TSO regime (see Our company – Regulation).

Other gains of NZ$13 million in FY10 represented various resolutions and settlements reached with a supplier.

Operating expenses

Total labour expenses declined by NZ$15 million, or 9.3%, to NZ$147 million for FY11 when compared with FY10, reaching their lowest level in recent periods due to a continued focus on cost-efficiency and restructuring activities. Telecom Retail achieved a reduction in headcount of 14.3% at 30 June 2011

60 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

when compared to 30 June 2010. Total labour expenses in FY10 of NZ$162 million remained unchanged when compared to FY09, as headcount reductions earlier in FY10 were offset by additional temporary customer services staff to support broadband provisioning processes and the partial XT outages.

Other operating expenses decreased by NZ$92 million, or 21.2%, to NZ$342 million in FY11 when compared with FY10, largely as a result of higher mobile cost of sales for the XT launch, as well as higher XT-related advertising activity in FY10. FY11 was also favourably impacted by movements in foreign exchange rates on US$ mobile handset purchases relative to FY10. Other operating expenses decreased by NZ$3 million, or 0.7%, to NZ$434 million in FY10 when compared with FY09, as savings in advertising and communications were partially offset by higher costs that in FY09 were capitalised into asset build programmes.

Internal operating expenses decreased by NZ$41 million, or 3.8%, to NZ$1,033 million in FY11 when compared to FY10 and by NZ$53 million, or 4.7%, to NZ$1,074 million in FY10 when compared to FY09. The decrease across the three-year period was largely as a result of wholesale broadband input price reductions, a declining fixed access base, as well as continued reductions in avoidable site visits impacted by Telecom’s ‘Right First Time’ initiatives, partially offset by the new TDL costs that in FY11 were recharged by Corporate under FCA.

EBITDA

While Telecom Retail’s operating revenues and other gains declined by 2.9% in FY11 when compared to FY10, EBITDA increased significantly by NZ$87 million, or 21.4%, to NZ$493 million primarily due to improving direct input costs of fixed data products and continued focus on operating inefficiencies. Telecom Retail’s EBITDA decreased by NZ$6 million, or 1.5%, to NZ$406 million in FY10 when compared to FY09 due to the year on year reduction in total operating revenue being greater than the reduction in operating expenses.

Gen-i

YEAR ENDED 30 JUNE 2011 NZ$M 2010 NZ$M 2009 NZ$M 2011/2010 % CHANGE 2010/2009 % CHANGE

Operating revenues and other gains

Local service 98 107 124 (8.4) (13.7)

Calling 150 164 180 (8.5) (8.9)

Mobile 192 192 182 - 5.5

Data 315 374 403 (15.8) (7.2)

Broadband and internet 19 23 24 (17.4) (4.2)

IT services 550 472 498 16.5 (5.2)

Resale 4 6 6 (33.3) -

Other operating revenues 14 26 29 (46.2) (10.3)

Internal revenue 80 81 63 (1.2) 28.6

Other gains - 4 - NM NM

Total operating revenues and other gains 1,422 1,449 1,509 (1.9) (4.0)

Operating expenses

Labour (333) (327) (335) 1.8 (2.4)

Intercarrier costs (1) - (3) NM NM

Other operating expenses (448) (441) (468) 1.6 (5.8)

Internal operating expenses (403) (458) (484) (12.0) (5.4)

Total operating expenses (1,185) (1,226) (1,290) (3.3) (5.0)

EBITDA 237 223 219 6.3 1.8

Operating revenues

Operating revenues and other gains declined by NZ$27 million, or 1.9%, to NZ$1,422 million in FY11 when compared to FY10 and by NZ$60 million, or 4.0%, to NZ$1,449 million in FY10 when compared to FY09.

Local service revenues declined by NZ$9 million, or 8.4%, to NZ$98 million in FY11 when compared to FY10 and by NZ$17 million, or 13.7%, to NZ$107 million when compared to FY09. Calling revenues declined by NZ$14 million, or 8.5%, in FY11 when compared to FY10 and by NZ$16 million, or 8.9%, to NZ$164 million in FY10 when compared to FY09. The year on year reductions in local service and calling revenues primarily reflected reductions in price due to increased competition and lower termination rates, with some reductions in calling volumes due to customer churn in the highly competitive market.

Mobile revenues in FY11 remained consistent with FY10 at NZ$192 million. The second half of FY11 saw growth in connections and usage revenues (especially in mobile data, text, roaming and international), which offset declines earlier in the year. Mobile revenues increased by NZ$10 million, or 5.5%, to NZ$192 million in FY10 when compared to FY09 reflecting the growing XT customer base and higher average revenues per customer on the XT mobile network.

Data revenues declined by NZ$59 million, or 15.8%, to NZ$315 million in FY11 when compared to FY10 and by NZ$29 million, or 7.2%, to NZ$374 million in FY10 when compared

investor.telecom.co.nz 61

to FY09. The decline across the three-year period reflected the continued change in the competitive environment and economic conditions where customers moved towards lower cost options. In New Zealand these conditions have resulted in increased price and volume pressure, while in Australia data revenue declines reflect customer churn relation to CBA. Revenue from IT services increased by NZ$78 million, or 16.5%, to NZ$550 million in FY11 when compared with FY10 due to strong managed services growth, combined with further procurement revenue increases while traditional calling, local services and data revenues continued to reduce in line with industry trends as increased competition, regulation and technology drove pricing down.

Resale and broadband and internet revenues decreased by NZ$6 million, or 20.7% to NZ$23 million in FY11 when compared to FY10 and declined from NZ$30 million in FY09 to NZ$29 million in FY10.

Other operating revenue declined by NZ$12 million, or 46.2%, to NZ$14 million in FY11 when compared to FY10 and NZ$3 million, or 10.3%, to NZ$26 million in FY10 when compared to FY09. The decrease across the three-year period reflected lower revenues in Australia, primarily driven through continued declines in revenues from the Commonwealth Bank of Australia, (Gen-i elected not to renew the contract in 2008), more than offsetting the growth experienced in the Australian mid-market sector.

Internal revenue remained relatively constant in FY11 at NZ$80 million and increased by NZ$18 million, or 28.6%, to NZ$81 million in FY10 when compared to FY09. These revenues relate to IT procurement supplied to other Telecom business units and are driven off their demand for IT equipment.

Other gains of NZ$4 million in FY10 represented various resolutions and settlements reached with a supplier.

Operating expenses

Labour costs increased by NZ$6 million, or 1.8%, to NZ$333 million in FY11 when compared to FY10, primarily due to the increased headcount incurred in FY11 to deliver additional professional services and IT solutions outsourcing. Labour costs declined by NZ$8 million, or 2.4%, to NZ$327 million in FY10 when compared to FY09, reflecting the active management of labour costs in both New Zealand and Australia as part of Gen-i’s cost reduction programme.

Other operating expenses increased by NZ$7 million, or 1.6%, to NZ$448 million in FY11 when compared to FY10 as a result of the increased costs to support the revenue growth in IT services and higher volumes in the procurement line of business. Other operating expenses declined by NZ$27 million, or 5.8%, to NZ$441 million in FY10 when compared to FY09 due to the lower volume of cost of goods sold resulting from IT procurement revenue, partially offset by increased mobile acquisition costs as XT connections continued to grow in FY10. Internal operating expenses declined by NZ$55 million, or 12.0%, to NZ$403 million in FY11 when compared to FY10 and by NZ$26 million, or 5.4%, to NZ$458 million in FY10 when compared to FY09 as Gen-i experienced a reduction due to lower customer demand in the number of lines and volume of services purchased from Chorus and Telecom Wholesale.

EBITDA

Gen-i’s EBITDA increased by NZ$14 million, or 6.3%, to NZ$237 million in FY11 and increased by NZ$4 million, or 1.8% when compared to FY10 primarily due to the decrease in operating expenses, in particular the internal operating expenses as discussed above.

AAPT

YEAR ENDED 30 JUNE 2011 NZ$M 2010 NZ$M 2009 NZ$M 2011/2010 % CHANGE 2010/2009 % CHANGE

Operating revenues

Local service 14 27 31 (48.1) (12.9)

Calling 214 271 348 (21.0) (22.1)

Interconnection 37 39 47 (5.1) (17.0)

Mobile 18 30 40 (40.0) (25.0)

Data 149 145 131 2.8 10.7

Broadband and internet 167 197 230 (15.2) (14.3)

Resale 231 272 331 (15.1) (17.8)

Other operating revenues 4 30 24 (86.7) 25.0

Internal revenue 66 98 109 (32.7) (10.1)

Total operating revenues 900 1,109 1,291 (18.8) (14.1)

Operating expenses

Labour (149) (172) (187) (13.4) (8.0)

Intercarrier costs (505) (573) (716) (11.9) (20.0)

Other operating expenses (102) (167) (180) (38.9) (7.2)

Internal operating expenses (54) (61) (94) (11.5) (35.1)

Total operating expenses (810) (973) (1,177) (16.8) (17.3)

EBITDA 90 136 114 (33.8) 19.3

62 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Reported NZ$ results from AAPT are impacted by movements in exchange rates. The average NZ$:A$ foreign exchange rates for the last three years are shown in the table below.

YEAR ENDED 30 JUNE 2011 NZ$M 2010 NZ$M 2009 NZ$M 2011/2010 % CHANGE 2010/2009 % CHANGE

Average NZ$:A$ foreign exchange rate 0.7685 0.7967 0.8136 (3.5) (2.1)

The FY11 average NZ$:A$ foreign exchange rate was lower than the preceding two years, resulting in an equivalent increase in reported NZ$ revenues, expenses and EBITDA for AAPT. The following analysis is based on the underlying Australian dollar (A$) results in order to remove the impact of foreign exchange movements.

Until September 2010, AAPT had three customer segments: Wholesale, Business and Consumer. Wholesale focuses on leveraging AAPT’s network reach particularly within the ‘on-net’ data and internet sales to the carrier, partner and reseller channels. Business addresses the Corporate, Medium and Small Enterprise segments and is focused on selling ‘on-net’ data and internet. The Consumer division was sold to iiNet on 30 September 2010 for A$60 million. The gain on the sale of the Consumer division is excluded from Telecom’s analysis of its segment results (see note 2 to the Financial statements).

Operating revenues

In FY11 operating revenues decreased by A$189 million, or

21.4%, to A$693 million when compared to FY10. A$100 million of the revenue decline was attributable to the net reduction in revenue due to the sale of the Consumer division, which affected calling, local service, broadband and internet and resale revenues. Business and Wholesale also experienced an A$84 million decrease in revenue in FY11 when compared to FY10 primarily due to pricing pressure and continued churn of low margin customers. In FY10 the Consumer, Business and Wholesale divisions experienced decreases in revenue when compared to FY09. The impact of this FY10 revenue decline on AAPT’s EBITDA was mitigated, however, due to an improved product mix of new business, favourable pricing from third-party carriers where lower operating costs arose, AAPT’s ‘on-net’ strategy and the managed reduction in low margin Consumer customers.

In FY11 calling and resale revenue declined by A$90 million, or 20.9%, to A$341 million when compared to FY10. This was primarily driven by the sale of the Consumer division whereas in FY10, calling and resale revenue declined by A$119 million, or

21.6%, to A$431 million when compared to FY09 mainly driven by a managed reduction in low margin customers.

In FY11 mobile revenue decreased by A$10 million, or 41.7%, to A$14 million when compared to FY10 due to an overall decline in customer demand and also the sale of the Consumer division. This overall decline in service demand was similar in FY10 when mobile revenue decreased by A$9 million, or 27.3%, to A$24 million when compared to FY09.

In FY11 data revenue was flat at A$115 million compared to FY10 and increased by A$9 million, or 8.5%, to A$115 million in FY10 when compared to FY09, primarily due to increases in AAPT’s Wholesale channel.

In FY11 broadband and internet revenue declined by A$28 million, or 17.8%, to A$129 million when compared to FY10 and by A$30 million, or 16.0%, to A$157 million in FY10 when compared to FY09. These declines were due to customer churn and price erosion in the Business Solutions and Wholesale divisions and in FY11 also due to the sale of the Consumer division.

Operating expenses

Labour costs decreased by A$23 million, or 16.9%, to A$113 million in FY11 when compared to FY10 mainly due to 31.9% lower headcount driven by restructuring after the sale of the Consumer division. Labour costs decreased by A$14 million, or 9.3%, to A$136 million in FY10 when compared to FY09 mainly due to 10% lower headcount driven by the transition to an offshore call centre in Manila and other restructuring activities. In FY11 intercarrier costs decreased by A$66 million, or 14.5%, to A$389 million when compared to FY10 in line with reduced revenue following the sale of the Consumer division and focus on higher margin data and internet sales, partially offset by less favourable terms agreed with another commercial operator. In FY10 intercarrier costs decreased by A$126 million, or 21.7%, to A$455 million when compared to FY09 in line with revenue reductions as a consequence of reduced customer demand and AAPT’s ‘on-net’ strategy.

Other operating expenses decreased by A$57 million, or 42.2%, to A$78 million in FY11 when compared to FY10 and also by A$9 million, or 6.3%, to A$135 million in FY10 when compared to FY09. The reduction across the three-year period was driven by the sale of the Consumer division, significant data storage cost reductions, an IT support contract re-negotiation and lower bad debt expenses.

Internal operating expenses decreased by A$6 million, or 12.5%, to A$42 million in FY11 when compared to FY10 and by A$29 million, or 37.7%, to A$48 million in FY10 when compared to FY09. The FY11 reduction in internal operating expenses was mostly due to price and volume decreases for international usage and volume declines due to the reduction in Gen-i Australia’s business for CBA. The decrease in FY10 is mainly attributed to lower business volumes.

EBITDA

AAPT’s EBITDA declined by A$37 million to A$71 million in FY11 when compared to FY10. This reduction was driven by lower volumes due to the sale of the Consumer division, lower volumes in Wholesale and Business Solutions due to customer churn and the effect of re-negotiated commercial terms as noted above. These were partially offset by labour and other operating costs savings through the reduction of staff associated with the divested Consumer division and

investor.telecom.co.nz 63

other ongoing restructuring initiatives. AAPT’s EBITDA in FY10 improved by A$15 million, or 16.1%, when compared to A$108 million in FY09. The improvement was driven by a continued cost focus, more customers and products ‘on-net’, favourable one-off adjustments in FY10 from commercial terms agreed with another operator and start-up costs associated with an off-shore call centre that were incurred during FY09.

Technology & Shared Services

YEAR ENDED 30 JUNE 2011 NZ$M 2010 NZ$M 2009 NZ$M 2011/2010 % CHANGE 2010/2009 % CHANGE

Operating revenues and other gains

Other operating revenues 9 8 7 12.5 14.3

Internal revenue 558 585 575 (4.6) 1.7

Other gains 22 10 - NM NM

Total operating revenues and other gains 589 603 582 (2.3) 3.6

Operating expenses

Labour (108) (101) (93) 6.9 8.6

Other operating expenses (266) (289) (283) (8.0) 2.1

Internal operating expenses (211) (215) (207) (1.9) 3.9

Total operating expenses (585) (605) (583) (3.3) 3.8

EBITDA 4 (2) (1) NM NM

T&SS manages the costs of the maintenance of the New Zealand networks and the provision of shared financial services for Telecom. In FY10 Telecom implemented FCA which involves matching costs with revenues, which results in a portion of internal trades that substantially allocate all the costs from T&SS to Telecom’s other business units. The charge to other business units is presented as internal revenue in T&SS and internal expenses in the other business units.

Operating revenues

Through FCA, T&SS now recovers its costs from the other Telecom business units. Internal revenue therefore mirrors and fluctuates in line with total operating expenses, which led to the NZ$27 million, or 4.6%, decrease in internal revenue to NZ$558 million in FY11 and to the NZ$10 million, or 1.7%, increase in internal revenue to NZ$585 million in FY10 when compared to FY09.

Other gains of NZ$22 million in FY11 and NZ$10 million in FY10 represent various resolutions and settlements reached with suppliers.

Operating expenses

Labour costs increased by NZ$7 million, or 6.9%, to NZ$108 million in FY11. The increase was primarily due to the in- sourcing of around 300 staff relating to Telecom’s IT functions previously outsourced to HP, with costs now recognised as labour rather than other operating costs. In FY10, labour costs increased by NZ$8 million, or 8.6%, to NZ$101 million when compared to FY09 principally due to the incremental operational support and management required of T&SS staff in relation to the Undertakings’ compliance and transformation programmes. Other operating expenses decreased by NZ$23 million to NZ$266 million, or 8.0%, in FY11 when compared to FY10 due to the bringing back in-house of the previously outsourced IT function noted above, as well as cost-reduction programmes and initiatives that have decreased T&SS’ cost base. Other operating expenses increased by NZ$6 million, or 2.1%, to NZ$ 289 million in FY10 when compared to FY09. The increase in costs in FY10 was due to costs to support ongoing regulatory requirements and new platforms and networks, such as the XT mobile network and associated systems. The effects of these uplifts were somewhat mitigated by cost-reduction programmes.

Internal operating expenses decreased by NZ$4 million, or 1.9%, to NZ$211 million in FY11 when compared to FY10 due to a reduction in both the volume of equipment purchased through Gen-i and partially offset by IT support costs due to the bringing back in-house of HP IT functions. Previously, HP costs were classified within other operating expenses, and now with some of the functions residing with Gen-i, this has contributed to internal expenses. In FY10 internal operating expenses increased by NZ$8 million, or 3.9%, from FY09 to NZ$215 million due to increased backhaul charges, which T&SS purchases from Chorus.

Critical accounting policies and recently issued accounting standards

See note 1 to the Financial statements for Telecom’s critical accounting policies. Telecom’s critical accounting policies have been reviewed by Telecom’s Audit and Risk Management Committee. See note 33 to the Financial statements for the potential impact of recently issued accounting standards.

64 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Sharemarket review

Telecom’s share price opened the year at NZ$1.83 on 1 July 2010 and closed at NZ$2.46 on 30 June 2011, an increase of 34% for 2011. Telecom believes that the increase in the share price largely reflected improvements in the global equity markets over the year from low levels driven by the global financial crisis; the announcement that Telecom’s network business, Chorus, will take the cornerstone role in the government’s UFB initiative (subject to shareholder approval of the proposed demerger and certain other conditions being satisfied) and the expected regulatory benefits associated from the proposed demerger and the Telecommunications Amendment Act passed in June 2011.

Global financial markets

During 2008 and 2009 global financial markets were impacted by the economic downturn, and global financial crisis, where bank solvency, declines in credit availability and damaged investor confidence impacted global stock markets. Markets started to recover in 2010 and in 2011 global equity indices have generally increased further (see Figure 2). However, Telecom believes the markets remain cautious with heightened focus in areas such as sovereign debt, unemployment, consumer confidence and economic growth. Accordingly, the global financial markets may remain volatile for some time. More recently there has been heightened market volatility as a result of the downgrade of the United States Treasury debt by Standard & Poors and continued concern about European sovereign debt.

NZ equity market

The New Zealand equity market followed global trends, with the NZX50 up 18% in the year ended 30 June 2011.

$3.00

$2.50

$2.00

$1.50

$1.00

$0.50

1/07/2010

1/08/2010

1/09/2010

1/10/2010

1/11/2010

1/12/2010

1/01/2011

1/02/2011

1/03/2011

1/04/2011

1/05/2011

1/06/2011

Figure 1: Telecom’s share price on the NZX for the year ended 30 June 2011

35%

30%

25%

20%

15%

10%

5%

0%

NZX50 ASX Dow FTSE Hong Kong Nikkei Nasdaq

Figure 2: Global equity indices performance for the year ended 30 June 2011

Dividend policy and long-term capital management

Cash flows

The following table sets out information regarding Telecom’s cash flows from FY09 to FY11:

YEAR ENDED 30 JUNE 2011 NZ$M 2010 NZ$M 2009 NZ$M 2011/2010 % CHANGE 2010/2009 % CHANGE

Net cash from

Operating activities 1,349 1,761 1,551 (23.4) 13.5

Investing activities (835) (1,091) (1,282) (23.5) (14.9)

Financing activities (520) (576) (880) (9.7) (34.5)

Foreign exchange movement (9) (16) 93 (43.8) NM

Net increase/(decrease) in cash (15) 78 (518) NM NM

Net cash from operating activities

Net cash from operating activities decreased in FY11 by NZ$412 million, or 23.4%, to NZ$1,349 million when compared to FY10. This was primarily due to the NZ$249 million reduction in cash received from customers combined with a NZ$32 million increase in payments to suppliers and employees. The decline in cash received from customers follows the overall declining revenue trend and was also affected by one-off items specifically separate from Telecom’s core business, including: TSO receipts in the prior comparative period not repeated in this year; the impact of the Consumer division sale by AAPT; and other working capital requirements. The increase in payments to suppliers and employees was a result of the reduction in labour and other operating costs, being more than offset by one-off expenses and the timing differences of payments. Tax payments of NZ$127 million in FY11, largely relating to

investor.telecom.co.nz 65

provisional tax payments in FY11, as well as supplementary dividends paid to non-residents, compared with a net refund of NZ$1 million in FY10 due to higher prepayments of tax in FY09, which were then refunded.

Net cash from operating activities increased in FY10 by NZ$210 million, or 13.5%, to NZ$1,761 million. This was due to the reduction in payments to suppliers and employees of NZ$577 million more than offsetting the NZ$395 million reduction in cash received from customers. The reduction in payments to suppliers and employees was a result of lower intercarrier expenses and Telecom’s focus on reducing costs, reducing working capital balances and timing differences of payments, while the decline in cash received from customers follows the revenue and accounts receivable declines during FY10. Tax payments were also NZ$41 million lower in FY10 as a result of a refund received during FY10. Cash from dividends received was NZ$16 million lower in FY10 when compared to 2009, principally due to lower Southern Cross dividends, which partially offset a NZ$18 million decrease in interest payments due to lower average debt balances.

Net cash from investing activities

The net cash outflow on investing activities of NZ$835 million in FY11 was NZ$256 million, or 23.5% lower, than the NZ$1,091 million outflow in FY10, largely due to NZ$180 million of proceeds received in FY11 from the sale of the AAPT Consumer division, Telecom’s stakes in iiNet and Macquarie Telecom and from the Yahoo!Xtra sale. In addition, a reduction in payments for property, plant and equipment and intangible assets (capital expenditure) in FY11 due to management’s interventions on this spend, contributed to the year on year improvement. The net cash outflow on investing activities of NZ$1,091 million in FY10 was NZ$191 million, or 14.9%, lower than the NZ$1,282 million outflow in FY09 due to reductions in payments for property, plant and equipment and intangible assets (see analysis of capital expenditure below).

Net cash from financing activities

Telecom’s outflows from financing activities largely reflect borrowing activities and dividend payments to shareholders. The net cash outflow for financing activities in FY11 was NZ$520 million, compared to NZ$576 million in FY10. FY11 comprises NZ$313 million of dividend payments, NZ$783 million relating to the repayment of debt and derivatives and NZ$89 million of increased payments for collateral funds; partially offset by NZ$665 million of proceeds from issuing short-term debt and derivatives. This compared to NZ$327 million of dividend payments in FY10, NZ$1,391 million for the repayment of debt and derivatives and NZ$21 million of increased payments for collateral funds; partially offset by NZ$1,091 million of proceeds from issuing short-term debt and derivatives.

The net cash outflow for financing activities in FY10 was NZ$576 million, compared to NZ$880 million in 2009. The FY10 total of NZ$576 million comprises NZ$327 million of dividend payments and NZ$228 million relating to the repayment of debt and derivatives. This compared to NZ$420 million of dividend payments in 2009 and NZ$860 million for the repayment of debt and derivatives, partially offset by NZ$400 million of proceeds from issuing long-term debt.

Capital expenditure

The capital expenditure for Telecom is shown in the table below.

YEAR ENDED 30 JUNE 2011 NZ$M 2010 NZ$M 2009 NZ$M 2011/2010 % CHANGE 2010/2009 % CHANGE

Transformation and regulation

WCDMA mobile network 107 100 315

FTTN 136 152 126

FNT 8 65 150

Retail NGT 65 109 55

Separation 91 163 123

Other regulatory 5 7 11

Total transformation and regulation 412 596 780 (30.9) (23.6)

Business sustaining

IT systems 55 69 66

Gen-i 66 59 78

AAPT 56 77 89

Southern Cross capacity 4 48 44

Network maintenance and growth 184 205 201

New products and services 61 47 6

Other business sustaining 76 82 49

Total business sustaining 502 587 533 (14.5) 10.1

Total 914 1,183 1,313 (22.7) (9.9)

In FY11 the reduction of capital expenditure became a primary focus. This was a result of a number of initiatives commenced, including a detailed review of each material item of capital expenditure, by review and challenge sessions, challenging

66 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

business units to reduce capital spend in low growth markets, revalidating investment needs and taking tighter control of project costs. The FY11 capital expenditure of NZ$914 million was lower than initial guidance issued in August 2010 of a range of NZ$1 billion to NZ$1.1 billion due to this increased focus. Investing activities includes purchases of intangible assets, property, plant and equipment. Telecom analyses these purchases on an accruals basis, after capitalised interest, rather than on the cash basis reported in the cash flow statement. Non-cash additions to property, plant and equipment are also excluded (eg, decommissioning provisions). These measures are reconciled in the table below.

YEAR ENDED 30 JUNE 2011 NZ$M 2010 NZ$M 2009 NZ$M 2011/2010 % CHANGE 2010/2009 % CHANGE

Purchase of property, plant and equipment and intangible assets (per cash flow) 1,006 1,080 1,277 (6.9) (15.4)

Capitalised interest 16 20 18 (20.0) 11.1

Movement in creditors (129) 86 18 NM NM

Non-cash additions 21 (3) - NM NM

Total capital expenditure 914 1,183 1,313 (22.7) (9.9)

Relating to:

Transformation and regulation 412 596 780 (30.9) (23.6)

Business sustaining 502 587 533 (14.5) 10.1

Transformation and regulation

Spend on Telecom’s transformation and regulation programmes of NZ$412 million, decreased by NZ$184 million, or 30.9%, in FY11 when compared to FY10. The decrease in spending was across all categories except for a slight increase in spend for the WCDMA mobile network. FTTN investment for FY11 continued as planned and the FNT spend in FY11 reduced to NZ$8 million from NZ$65 million in FY10 as the development of the Primary Line Voice service was completed.

Retail NGT investment of NZ$65 million was NZ$44 million less in FY11 when compared to FY10 as broadband aggregation was completed and is now in the migration activity phase at a lower capital cost.

Operational separation-driven investment in FY11 decreased to NZ$91 million compared with NZ$163 million in FY10 due to the majority of operational separation commitments being met, or developed, during FY10.

The NZ$184 million, or 23.6%, reduction in transformation and regulation investment to NZ$596 million in FY10 when compared with FY09 was due to around NZ$200 million of lower spend on the WCDMA mobile network and the FNT programmes of work reducing after the peak investment occurred in FY09. This was partially offset by NZ$120 million of increased investment in FTTN, Retail NGT and separation-driven investment.

Business sustaining

Spend on Telecom’s business sustaining programmes of NZ$502 million decreased by NZ$85 million, or 14.5%, in FY11 when compared to FY10. AAPT spend of NZ$56 million in FY11 was NZ$21 million lower than FY10 due to lower capital requirements following the sale of the Consumer division. Network maintenance and growth spend of NZ$184 million in FY11 was NZ$21 million lower than FY10 due to lower volumes of new residential and business connections requiring capital investment. New products and services spend in FY11 of NZ$61 million was higher than the NZ$47 million in FY10 in order to meet the requirements of new customer deals.

Liquidity and capital resources

Telecom’s principal sources of liquidity are operating cash flows and external borrowing from existing debt facilities and financing programmes.

Credit ratings

The Telecom board continues to be committed to Telecom maintaining ‘single A’ credit ratings from Moody’s Investors Service and Standard & Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow and cost of capital.

Following Telecom’s announcement of the proposed demerger in May 2011, Standard & Poor’s placed Telecom on CreditWatch with negative implications and Moody’s Investors Service rating reduced to A3 (outlook negative).

In the event Telecom demerges, it is anticipated that New Telecom would adopt capital structure policies consistent with maintaining ‘A Band’ credit ratings from Moody’s Investors Service and Standard & Poor’s.

It is anticipated that New Chorus would adopt capital structure policies consistent with maintaining a Baa2 credit rating from Moody’s Investors Service and a BBB rating from Standard & Poor’s.

Funding

As detailed in note 24 to the Financial statements, Telecom evaluates its liquidity requirements on an ongoing basis. In general Telecom has generated sufficient cash flows from its operating activities to meet its financial liabilities. In the event of any shortfalls, Telecom has three short-term financing programmes in place; a US$1 billion European Commercial Paper programme, a NZ$500 million note facility and a committed stand-by facilities of NZ$700 million with a number of creditworthy banks. In addition to the short-term financing programmes at 30 June 2011 Telecom had committed overdraft facilities of NZ$20 million with New Zealand banks and A$20

investor.telecom.co.nz 67

million with Australian banks. There are no compensating balance requirements associated with these facilities. As a consequence of the proposed demerger, Telecom is in the process of reorganising its borrowings.

On 31 August 2011 Telecom and Chorus launched an exchange offer in relation to the two existing series of Telecom GBP EMTN notes with the objective of having a majority of holders of existing GBP notes due in 2018 and 2020 subscribe for new 2020 notes to be issued upon demerger by New Chorus. In addition, subject to certain approvals, Telecom intends to repay or repurchase, around the demerger date, the USD, CHF and CAD series of notes. The redemption of the CHF notes will be subject to approval of CHF noteholders according to a notice to CHF noteholders dated 31 August 2011.

Telecom also has six series of bonds outstanding under its Telebonds programme totalling NZ$541 million all of which are proposed to remain as obligations of New Telecom following the demerger. The demerger requires the approval of the Trustee for the Telebond programme. A meeting of Telebond holders will be held in September 2011 at which the Trustee will seek the approval of Telebond holders to approve the terms of the proposed demerger.

Included below is a brief outline of proposed funding sources for each of New Telecom and New Chorus if the proposed demerger proceeds. See the Scheme Booklet dated on or about 13 September 2011, which is available on Telecom’s website at http://investor.telecom.co.nz and will be furnished to the SEC on Form 6-K on or about 14 September 2011, for a more detailed discussion of New Telecom’s and New Chorus’ liquidity and capital resources post demerger.

Funding for New Telecom is expected to be sourced from a combination of its cash balances, operating cash flows, domestic Telebonds and commercial paper. Telecom considers that this level of funding, together with the cash flow expected to be generated by New Telecom, will be sufficient to allow New Telecom to carry out its business and stated objectives following the proposed demerger.

New Chorus has entered into a commitment letter in relation to a bridge facility to be provided by Citibank, N.A., New Zealand Branch, ANZ National Bank Limited and Westpac Banking Corporation for up to NZ$2 billion for a period of 364 days from and including the demerger date. The purpose of the bridge facility is to provide funding with respect to New Chorus’ obligation to pay the purchase price for the New Chorus business and to ensure that New Chorus has sufficient funding for general corporate purposes immediately following the demerger. Telecom guarantees the obligations of New Chorus under those commitment documents (including New Chorus’ obligations to pay fees to the bridge lenders). That guarantee will be unconditionally released on the demerger date. It is the intention of New Chorus that the bridge facility will be reduced or refinanced. See the Scheme Booklet for further details. If the proposed demerger does not proceed, management believes Telecom’s net cash flows generated from operations and its existing available cash and borrowing availability will be sufficient to fund Telecom’s expected capital expenditure, working capital and investment requirements for FY12.

Telecom’s future borrowing requirements are dependent on the outcome of the proposed demerger and any refinancing or debt reorganisation that may arise, as well as being dependent on revenue receipts, capital expenditure requirements, distributions to shareholders, taxation payments, servicing and repayment of existing debt and other business requirements, as determined from time to time.

See note 24 to the Financial statements for further details of Telecom’s financial instruments and risk management. Telecom’s debt arrangements contain certain triggers in the event of default, as defined in the various debt agreements. As at 30 June 2011 no events of default are considered to have been triggered including in relation to Telecom entering into the CFH agreements. As such, NZ$1,700 million of long-term debt has been classified as due after one year in the financial statements. As the proposed demerger is planned to take place within twelve months of the balance sheet date, it is possible that Telecom may repay more of the debt within twelve months than it is contractually obliged to as part of the wider debt reorganisation programme.

A US$250 million debt issue that matures in December 2011 has pricing triggers in the event of a rating downgrade. These triggers would require Telecom’s long-term ratings from Standard & Poor’s or Moody’s Investors Service to fall below A- or A3 respectively before increased interest rates would apply. As noted above it is anticipated that these notes will be repaid early, around demerger date.

Telecom is also required to post collateral to support the value of certain derivatives. As at 30 June 2011, US$91 million (NZ$110 million) of collateral was posted (30 June 2010: NZ$21 million) and is restricted in use by Telecom as collateral. In the event of a downgrade of Telecom’s credit rating to either Baa1 (Moody’s Investors Service) or BBB+ (Standard & Poor’s), US$65 million of additional collateral would be required to be posted.

Dividend policy – FY12

For FY12, Telecom will move to paying dividends on a semi-annual basis. It is therefore envisaged that, in the event the proposed demerger occurs in the 2011 calendar year, Telecom will not declare another dividend prior to demerger. In the event the proposed demerger occurs, it is anticipated New Telecom will adopt a dividend policy for FY12, which is consistent with Telecom’s existing dividend policy, to target a payout ratio of approximately 90% of adjusted net earnings, subject to there being no material adverse changes in circumstances or operating outlook.

Working capital and net tangible assets per share

Telecom defines its working capital as the difference between current assets and current liabilities. Telecom’s working capital position is shown in the table below. Telecom’s current liabilities exceeded current assets, however Telecom has positive cash flows that enable working capital to be managed to meet short-term liabilities as they fall due.

68 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

YEAR ENDED 30 JUNE 2011 NZ$M 2010 NZ$M 2009 NZ$M 2011/2010 % CHANGE 2010/2009 % CHANGE

Current assets 1,197 1,127 1,188 6.2 (5.1)

Current liabilities (1,790) (1,411) (1,483) 26.9 (4.9)

(Deficit)/surplus in working capital (593) (284) (295) NM (3.7)

Net tangible assets

As at 30 June 2011 the consolidated net tangible assets per share was NZ$0.63. Net tangible assets per share is a non-GAAP financial measure and is not prepared in accordance with NZ IFRS. It is required to be disclosed by NZX listing requirements.

The calculation of Telecom’s consolidated net tangible assets and its reconciliation to the consolidated balance sheet is presented below:

AS AT 30 JUNE 2011 2010 2009

Total assets (NZ$m) 6,392 6,865 6,865

Less intangible assets (NZ$m) (1,094) (1,314) (953)

Less total liabilities (NZ$m) (4,081) (4,320) (4,320)

Net tangible assets (NZ$m) 1,217 1,231 1,592

Number of shares outstanding (in millions) 1,925 1,921 1,862

Net tangible assets per share (NZ$) 0.63 0.64 0.85

Contractual obligations and commitments

Telecom’s contractual obligations and other commercial commitments as at 30 June 2011 are set out in the table below.

PAYMENTS DUE BY PERIOD

TOTAL LESS THAN 1 YEAR 1-3 YEARS 3-5 YEARS AFTER 5 YEARS

CONTRACTUAL OBLIGATIONS NZ$M NZ$M NZ$M NZ$M NZ$M

Short-term debt 93 93 - - -

Long-term debt 1 2,465 425 1,103 310 627

Derivative liabilities 1,006 382 167 109 348

Operating leases 628 100 147 104 277

Capital expenditure 81 80 1 -

Operating expenditure commitments 2 479 246 233 - -

Total contractual cash obligations 4,752 1,326 1,651 523 1,252

1 Includes interest payments.

2 Telecom has issued a guarantee in respect of a lease of certain telecommunications equipment totalling NZ$29 million.

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

Telecom generally funds all or a portion of its significant offshore investments in the currency of the investment, eg, AAPT is funded in Australian dollars. Other than these borrowings that remain in foreign currencies and are matched against foreign denominated assets, foreign currency borrowings are hedged at inception into NZ dollars using cross currency interest rate swaps. Telecom also hedges a portion of its foreign currency purchases forecast for the next 12 months and hedges a portion of the net balance sheet position of its international operations.

The objectives of interest rate risk management are to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom’s interest expense and net earnings within policies approved by the Telecom board. For further details of Telecom’s exposure to interest rate risk, foreign currency risk and its related use of derivatives see note 24 to the Financial statements.

investor.telecom.co.nz 69

Below is certain information concerning exchange rates between NZ dollars and US dollars (expressed in US$ per NZ$1.00) based on the noon buying rate in New York City for cable transfers in NZ$ as reported by the Federal Reserve Bank of New York (Exchange Rate).

On 2 September 2011 the exchange rate was 0.8492.

The high and low exchange rates for each month during the previous six months were as follows:

MONTH HIGH LOW

March 2011 0.7639 0.7208

April 2011 0.8068 0.7668

May 2011 0.8231 0.7782

June 2011 0.8295 0.8033

July 2011 0.8776 0.8209

August 2011 0.8743 0.8120

The average exchange rates, determined by averaging the exchange rates on the last day of each month during the year for the financial periods specified below were as follows:

YEAR ENDED 30 JUNE AVERAGE

FY07 0.6949

FY08 0.7698

FY09 0.6039

FY10 0.7041

FY11 0.7652

Controls and procedures

Telecom’s management, with the participation of Telecom’s chief executive officer and Telecom’s chief financial officer, evaluated the effectiveness of Telecom’s disclosure controls and procedures as of 30 June 2011. In designing and evaluating the disclosure controls and procedures, management recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation and taking into account the foregoing, Telecom’s chief executive officer and Telecom’s chief financial officer concluded that, as of 30 June 2011, Telecom’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by Telecom in the reports that it files or submits under the United States Securities Exchange Act is recorded, processed, summarised and reported on a timely basis and are effective in ensuring that information required to be disclosed by Telecom in the reports it files or submits under the United States Securities Exchange Act is accumulated and communicated to Telecom’s management, including its principal financial and executive officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

Under the supervision, and with the participation of Telecom’s chief executive officer and Telecom’s chief financial officer, Telecom’s management evaluated the effectiveness of Telecom’s internal control over financial reporting as of 30 June 2011 based upon the framework in ‘Internal Control – Integrated Framework’ issued by the Committee of Sponsoring Organisations of the Treadway Commission.

Based upon that evaluation, Telecom’s management has concluded that, as of 30 June 2011, Telecom’s internal control over financial reporting is effective.

KPMG, Telecom’s independent registered public accounting firm, has audited the consolidated financial statements included in this annual report and, as a part of the audit, has reported on the effectiveness of Telecom’s internal control over financial reporting.

Changes in internal control over financial reporting

There have been no changes in Telecom’s internal control over financial reporting during the year ended 30 June 2011 that have materially affected, or are reasonably likely to materially affect, Telecom’s internal control over financial reporting.

70 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Group risk factors

Telecom’s performance could be negatively impacted if the proposed demerger does not occur

The telecommunications industry in New Zealand and internationally is shifting from a copper network base to a fibre network base to facilitate the anticipated growth in high volume, data-intensive communications services. The New Zealand Government’s UFB initiative is designed to support this shift by assisting investment in the building of certain fibre access network assets in New Zealand in partnership with co-investors. As part of the proposal, the Government stipulated that it would only partner with companies that do not provide any retail services. Therefore, in order for Telecom to participate in the Government’s UFB initiative, it must demerge Chorus and parts of Telecom Wholesale into a stand alone company (New Chorus), which will participate in the UFB initiative. Telecom will only be able to proceed with the proposed demerger if the necessary approvals are obtained, including the approval of its shareholders, and it has come to a satisfactory outcome with the holders of its EMTNs and Telebonds and has financing available for New Chorus to pay for its assets.

If the proposed demerger does not occur, Telecom’s UFB contract with the Government will be cancelled, Telecom will need to make a cost reimbursement of NZ$11 million to the Government and Telecom will be unlikely to be a UFB participant. Instead, it is likely that other parties will be involved in the UFB initiative that will have access to the Government’s investment that totals NZ$1.35 billion. If that occurs, Telecom’s copper network and its existing fibre network would likely have to operate in competition with fibre networks owned by other parties that have received the Government investment. This would likely result in the loss of customers over time and may subsequently reduce earnings for Telecom. In addition, if Telecom does not demerge and participate in the UFB initiative, the associated changes to the current regulatory regime applying to Telecom would not be introduced, Telecom would continue to be bound by the Undertakings and uncertainty surrounding the telecommunications industry regulatory environment would remain. In addition, Telecom will have incurred significant costs in connection with the proposed demerger even if it does not proceed.

The risks and disadvantages of Telecom not demerging are further outlined in the Scheme Booklet dated on or about 13 September 2011, which is available on Telecom’s website at http://investor.telecom.co.nz and will be furnished to the SEC on Form 6-K on or about 14 September 2011.

The New Zealand regulatory and public policy environment could adversely affect Telecom’s business

Telecom believes that the New Zealand telecommunications market is currently one of the most heavily regulated telecommunications markets in the world. Recent amendments in the Telecommunications Amendment Act that will apply to Telecom if the proposed demerger is implemented establish a substantially revised telecommunications regulatory regime in New Zealand, including the removal of the Undertakings and associated milestones with revised Deeds of Undertaking applying to New Chorus only (see Regulation). Despite this widespread regulatory reform, further industry-related regulation or adverse changes in public policy may occur and any future changes may be less advantageous than those under which Telecom currently operates. This could increase the costs of Telecom’s operations or reduce Telecom’s ability to generate future revenues.

In preparing for and completing the proposed demerger, it is expected that significant work levels will arise in preparing for the future state of New Telecom and New Chorus. This is in addition to meeting other ongoing requirements to operate these businesses and to meet necessary compliance obligations. If the proposed demerger does not occur as planned, Telecom may have to unwind any transition towards demerger or face business or regulatory risks and costs. If the demerger does not proceed, much of the proposed regulatory reform does not come into effect and Telecom is likely to remain highly regulated and its activities are likely to continue to be subject to significant regulatory controls with the Commission. In particular, Telecom could remain subject to the Undertakings, which require the operational separation of Telecom and the associated deliverables and milestones with oversight by the Independent Oversight Group. Accordingly, Telecom would continue to be subject to the high levels of cost, congestion, complexity and customer risk from this regime, which would affect its market share, competitive position, future profitability and cash resources.

Telecom must also ensure its operations continue to comply with a number of ongoing legislative and regulatory requirements. Any non-compliance with these requirements may result in fines, or injunctions, or may trigger further regulation.

There are risks in connection with the proposed demerger of Telecom

There are risks and uncertainties in connection with Telecom’s proposal to demerge into two independent companies, New Chorus and New Telecom. These risks include, without limitation, risks in relation to unexpected costs; whether Telecom will be able to assign, novate and transfer certain contracts and licences; risks relating to the asset allocation plan for the proposed demerger and transitional and long-term sharing and commercial agreements between New Telecom and New Chorus; risks in connection with taxation consequences and new business risks for New Chorus (including the significant build risk associated with the UFB network and uncertain end-user demand for fibre) and New Telecom going forward. See the Scheme Booklet dated on or about 13 September 2011, which is available on Telecom’s website at http://investor.telecom.co.nz and will be furnished to the SEC on Form 6-K on or about 14 September 2011, for a detailed discussion of the risks in connection with the proposed demerger and of New Telecom and New Chorus going forward.

investor.telecom.co.nz 71

Telecom may be unable to remove operating costs

A succession of industry and regulatory changes to Telecom’s operating environment has made it harder to maintain acceptable levels of year on year earnings performance. Consequently, the reliance on cost reduction as an earnings driver remains an important focus for Telecom.

Telecom’s ability to remove costs in order to maintain or improve profitability may be impaired by a combination of factors, such as loss of focus on financial and business efficiency initiatives over the proposed demerger transition period, increases in costs of sale supporting revenue growth targets (particularly mobile and IT services), restructuring, and implementing the closure and rationalisation of legacy IT platforms.

Collectively, these factors may prevent Telecom from achieving its planned levels of operating cost reduction, placing pressure on its ongoing profitability.

Telecom is exposed to significant competition, which may impact its ability to achieve profitable revenue growth

Telecom operates in markets that are characterised by high levels of competition and price pressure, including regulatory intervention, declining prices, technology substitution, market and service convergence, customer churn, declining rates of market growth and new entrants. A significant proportion of Telecom’s revenue and profit is generated in the New Zealand telecommunications and IT services market, which is experiencing limited growth in revenue terms. Revenue from Telecom’s fixed line calling and access has declined over recent years. This decline has been driven by competitors’ use of unbundled copper and fibre loop network services to target high density urban geographies. Telecom has also experienced increased competitive intensity in the mobile market with the arrival of further competition in 2009, coinciding with a higher level of churn experienced as a result of customers transitioning off of its CDMA network due to its planned closure in 2012. Telecom’s Australian operations are also subject to a highly competitive market.

Telecom’s ability to deliver profitable revenue growth depends on delivering on its strategic priorities. Failure to achieve profitable revenue growth through its strategic priorities may lead to a continued decline in revenue, erosion of its competitive position and might also lead to a reduction in future profitability, cash flow and to a diminution in shareholder value.

There are risks in connection with Telecom managing the proposed demerger at the same time as it is implementing regulatory and business as usual changes

Telecom’s proposed demerger into New Telecom and New Chorus requires a significant amount of work within tight deadlines to achieve the required outcomes. Over the proposed transition period Telecom’s operational and financial performance may be adversely affected through factors such as the loss of focus on financial targets and capital efficiency, loss of key personnel or unplanned design and execution issues when separating shared systems, processes and assets.

Telecom will be implementing a number of material changes to its key network and IT systems in the coming months, including work associated with the proposed separation of Telecom’s business and the rollout of UFB and participation in the RBI. The combination of these material changes, their associated complexities and the short time period to achieve the proposed demerger may create integration and resource ‘bottleneck effects’ for key business infrastructure. If Telecom is unable to mitigate these bottlenecks with relevant business and commercial processes, it risks:

• Missing deadlines for the proposed demerger of its business;

• Missing regulatory Undertakings’ milestones;

• Failing to achieve planned business outcomes;

• Service outages;

• Cost escalation from re-work, cost overruns, fines or other punitive measures and customer claims (under its customer contracts);

• Reputation damage; and

• Customer dissatisfaction resulting in customer churn.

Telecom may be unable to contain its capital spending in connection with the proposed demerger and its business going forward

The proposed demerger of Telecom into two businesses in FY12 requires significant capital investment over and above planned forecast. Hence, Telecom will maintain a high level of annual capital investment in FY12 to:

• Establish the structurally separated New Telecom and New Chorus in accordance with the UFB contract, including implementing the transitional and long-term sharing and commercial arrangements between New Telecom and New Chorus of IT systems, services and telecommunications equipment and other assets; and

• Commence work under the UFB and RBI contracts prior to the proposed demerger.

There is a risk that Telecom will incur greater costs than anticipated to implement the proposed demerger due to unanticipated complexities.

In FY12 Telecom is also planning a high level of annual capital investment for its business (which will be the New Telecom business) for its transformation and regulation and business sustaining activities.

Competitive or regulatory drivers may accelerate the need for capital expenditure in some areas. Additionally, the ability to contain capital spending is under continual pressure from the increased complexity inherent in the delivery of new and emerging technologies in response to market changes. Accordingly, Telecom’s capital spending may exceed current market and management expectations, negatively impacting Telecom’s return on investment, future profitability and its ability to raise future capital funds on acceptable terms. Capital constraints may impede Telecom’s ability to pursue growth investment opportunities in key areas, such as mobile, broadband and IT solutions. Should this occur, Telecom’s ability to maintain competitive positioning and grow its future revenues may be impacted.

72 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Network and system failures could damage Telecom’s reputation and earnings

Telecom’s network infrastructure is vulnerable to damage or interruption from a wide range of risks, including equipment failure, power failure, cable cuts, weather, earthquakes, fire and intentional damage. A number of Telecom’s facilities, information systems and network systems are crucial to supporting its ability to provide reliable, uninterrupted customer services and failure of any of these could have wide spread effects across Telecom’s networks. In FY11 multiple earthquakes in the Canterbury region (see Canterbury earthquake section under Our company – Operating environment) impacted Telecom’s network and a number of Telecom buildings, as well as Telecom’s customers.

Continued use of legacy technologies as major components of network and IT systems in combination with a trend towards greater consolidation of infrastructure supporting new technologies, may increase potential for service disruptions or cause increased loss from service disrupting events, resulting in customer churn or reparations.

Growth in new products and service lines may also create capacity problems, particularly in mobile and data network infrastructure.

The Rugby World Cup is a major event due to be hosted in New Zealand in 2011. This event may place significant pressure on Telecom’s service platforms and operational capability given its duration and nationwide scale.

A serious service failure would result in lost revenue, additional capital expenditure requirements, higher operating costs, damage to Telecom’s reputation and consequently could adversely impact Telecom’s financial performance and may attract additional industry regulation.

Telecom’s products, services and infrastructure may be susceptible to IT security risks

Telecom is dependent on the secure operation and resilience of its information systems, networks and data. The introduction of new products, services and online or automated customer self-service capabilities, in particular, exposes Telecom to IT logical security risks and vulnerabilities that are less applicable to its legacy IT and network systems.

Unauthorised users may exploit security vulnerabilities in Telecom’s product offerings, service platforms or enterprise information systems compromising service continuity and/or the security of customer and company information and assets. This could result in:

• Service or product failures resulting in financial loss and customer churn;

• Reputation damage;

• Legal or regulatory breaches resulting in financial penalties or damages claims; and

• Fraudulent misappropriation of funds.

A serious security incident or breach could adversely impact Telecom’s reputation and lead to a loss of customer confidence, termination of contracts and financial loss and may impair its plans to migrate customers to online service and product models.

Telecom has significant dependence on outsourced suppliers

As described in Our Company – Strategic suppliers, Telecom has large outsourcing and alliance relationships with external suppliers upon which it increasingly depends on to operate and build its technology platforms and provide service to its customers.

Failure by Telecom’s key suppliers to provide equipment, services or required deliverables within acceptable cost, time and quality requirements could affect Telecom’s financial position and performance.

AAPT may be unable to grow its FY12 earnings as planned

AAPT experienced a decline in its EBITDA during FY11 due to the sale of its Consumer division in September 2010, as well as the competitive nature of the Australian market and AAPT’s shift to focus on higher margin business in the wholesale and business section of the Australian telecommunications market. Any earnings growth in FY12 would be driven mostly from the removal of cost from AAPT’s operations and growth in higher margin business coupled with stronger integration with the Australian business of Gen-i.

Should AAPT be unable to successfully implement these initiatives, earnings growth may not eventuate, reducing the returns available from Telecom’s investment in AAPT and reducing its contribution to Telecom’s earnings. This could result in future impairment of AAPT’s assets, which could lower AAPT’s asset base and adversely impact on its earnings.

A change in the assumptions that support the carrying value of Telecom’s goodwill may lead to future impairment

As at 30 June 2011 Telecom had NZ$106 million of goodwill on its balance sheet. Telecom assesses the carrying value of its goodwill on a regular basis. As detailed in critical accounting policies in note 1 to the Financial statements, this assessment is based on a number of assumptions, including expected rate of growth of revenues, margins expected to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows.

Any future adverse impacts arising in assessing the carrying value of Telecom’s goodwill could lead to future impairment that would affect future earnings and financial position.

The future carrying value of assets may be impaired by changes to industry network technologies

The deployment of UFB in New Zealand is expected to make fibre-based telecommunications network access available to 75% of New Zealanders over the next ten years. As this network is deployed, end-users may progressively replace traditional copper-based services with ‘fibre-to-the-premises’ type services to take advantage of improved broadband access speeds

investor.telecom.co.nz 73

and bandwidth. Should this occur, a reduction in demand for copper-based services could result in impairments, write downs or the shortening of asset lives for existing network and supporting technologies. Telecom has recognised a NZ$257 million asset impairment charge on certain copper based regulatory assets due to recent changes in the New Zealand telecommunication industry and its structure. Further impairments have the potential to weaken Telecom’s balance sheet and reduce its earnings performance over time.

Telecom could experience difficulty in retaining and attracting experienced and skilled people

Telecom may experience difficulty in retaining and attracting experienced and skilled people as employee exposure to significant work related pressure over the last few years from the implementation of regulatory and transformational initiatives, uncertainty about Telecom’s future structure in a UFB environment and increasing employment opportunities arising from the New Zealand telecommunications industry expansion and the Australian NBN delivery, poses a risk of Telecom losing high performance people.

Loss of employees with key technical, service or institutional knowledge may impact Telecom’s ability to deliver its future plans and materially affect its financial performance.

Southern Cross Cable

Telecom has a 50% equity investment in Southern Cross, which owns and operates the Southern Cross trans-pacific submarine fibre cable, linking Australia, New Zealand, Fiji, Hawaii and the west coast of the United States.

The long term performance of Southern Cross is dependent on demand for international bandwidth, primarily from Australia, and to a lesser extent, New Zealand. Southern Cross sells capacity to a small number of telecommunications companies including Telecom. As such it has significant customer concentration risk. In addition, capacity is normally purchased by customers ahead of actual demand. There are numerous sub-sea cable operators that compete with Southern Cross and this, coupled with the finite life of the Southern Cross network, has caused year on year declines in the price of capacity. Therefore, it can be difficult to predict the level of Southern Cross sales in any particular year, and as a consequence the quantum of dividends paid by Southern Cross to its shareholders can be highly variable.

Insurance

In September 2010 and February 2011, the Canterbury region of New Zealand suffered two large earthquakes. The widespread damage caused by these events is likely to adversely impact the insurance market, resulting in uncertainty with respect to obtaining the appropriate breadth of cover for Telecom’s business and assets in the Canterbury region, and the increased cost of such cover.

Radio spectrum acquisition

Telecom may wish to acquire radio spectrum in the 700MHz band when it becomes available following the termination of analogue television transmission in 2013. This spectrum could be used for the launch of new or enhanced technologies such as Long Term Evolution. The process for the allocation of this spectrum is currently unclear. Government have signalled an intention to commence a consultation process and Telecom intends to play an active part. At this stage, it is not clear how this spectrum will be allocated or how the price for that spectrum will be determined.

74 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

KPMG

Independent Auditors’ Report based on New Zealand Auditing Standards

To the shareholders of Telecom Corporation of New Zealand Limited Report on the Company and group financial statements

We have audited the accompanying financial statements of Telecom Corporation of New Zealand Limited (“the Company”) and group, comprising the Company and its subsidiaries, on pages 77 to 124. The financial statements comprise the statement of financial position of the Company and group as at 30 June 2011, the income statement and statements of comprehensive income, changes in equity and cash flows of the Company and group for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors’ responsibility for the Company and group financial statements

The directors are responsible for the preparation of Company and group financial statements in accordance with generally accepted accounting practice in New Zealand and International Financial Reporting Standards that give a true and fair view of the matters to which they relate, and for such internal control as the directors determine is necessary to enable the preparation of Company and group financial statements that are free from material misstatement whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these Company and group financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (New Zealand) and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Company and group financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Company and group financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company and group’s preparation of the financial statements that give a true and fair view of the matters to which they relate in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company and group’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates, as well as evaluating the presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our firm has also provided assurance services to the Company and group in relation to regulatory and other legislative requirements, including the structural separation of the group, and certain other assurance services. The firm, partners and employees of our firm also deal with the Company and group on normal terms within the ordinary course of trading activities of the business of the Company and group. These matters have not impaired our independence as auditors of the Company and group. The firm has no other relationship with, or interest in, the Company and group.

Opinion

In our opinion the financial statements of the Company and group on pages 77 to 124:

• comply with generally accepted accounting practice in New Zealand;

• comply with International Financial Reporting Standards; and

• give a true and fair view of the financial position of the Company and group as at 30 June 2011 and of the financial performance and cash flows of the Company and group for the year ended on that date.

Report on other legal and regulatory requirements

In accordance with the requirements of sections 16(1)(d) and 16(1)(e) of the Financial Reporting Act 1993, we report that:

• we have obtained all the information and explanations that we have required; and

• in our opinion, proper accounting records have been kept by Telecom Corporation of New Zealand Limited as far as appears from our examination of those records.

KPMG

Auckland, New Zealand

19 August 2011

investor.telecom.co.nz 75

KPMG

Auditors’ Report based on PCAOB Standards – Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Telecom Corporation of New Zealand Limited

We have audited the accompanying consolidated statements of financial position of Telecom Corporation of New Zealand Limited (the ‘Company’) and subsidiaries as of 30 June 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2011. We also have audited the Company’s internal control over financial reporting as of 30 June 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telecom Corporation of New Zealand Limited and subsidiaries as of 30 June 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended 30 June 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG

Auckland, New Zealand

19 August 2011

76 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Financial statements

Income statement

For the years ended 30 June 2011, 2010 and 2009

GROUP PARENT

YEAR ENDED 30 JUNE 2011 2010 2009 2011 2010

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) NOTES NZ$M NZ$M NZ$M NZ$M NZ$M

Operating revenues and other gains 3

Local service 981 1,026 1,053 - -

Calling 4 928 1,003 1,239 - -

Interconnection 195 178 177 - -

Mobile 825 826 822 - -

Data 592 638 644 - -

Broadband and internet 581 594 610 - -

IT services 561 486 516 - -

Resale 235 278 337 - -

Other operating revenues 4 179 215 228 332 1,289

Other gains 6 45 27 12 - 367

5,122 5,271 5,638 332 1,656

Operating expenses

Labour 5 (869) (893) (909) - -

Intercarrier costs (939) (957) (1,239) - -

Other operating expenses 5 (1,495) (1,657) (1,710) - (1)

Asset impairments 6 (257) - (101) (212) (300)

Other expenses 6 (71) - - - -

Depreciation (733) (757) (683) - -

Amortisation (294) (275) (234) - -

(4,658) (4,539) (4,876) (212) (301)

Finance income 7 15 22 41 361 306

Finance expense 7 (203) (202) (242) (454) (453)

Share of associates’ net profits/(losses) 1 1 (1) - -

(187) (179) (202) (93) (147)

Net earnings before income tax 277 553 560 27 1,208

Income tax (expense)/credit 8 (111) (171) (160) 27 43

Net earnings for the year 166 382 400 54 1,251

Net earnings for the year is attributable to:

Equity holders of the company 164 380 398 54 1,251

Non-controlling interests 2 2 2 - -

Earnings per share (in New Zealand dollars) 9

Basic net earnings per share 0.09 0.20 0.22

Diluted net earnings per share 0.09 0.20 0.22

Weighted average number of ordinary shares outstanding (in millions) 1,924 1,891 1,837

See accompanying notes to the financial statements.

investor.telecom.co.nz 77

Statement of comprehensive income

For the years ended 30 June 2011, 2010 and 2009

GROUP PARENT

YEAR ENDED 30 JUNE 2011 2010 2009 2011 2010

(DOLLARS IN MILLIONS) NOTES NZ$M NZ$M NZ$M NZ$M NZ$M

Net earnings for the year 166 382 400 54 1,251

Other comprehensive income1 8

Translation of foreign operations (8) (6) 76 - -

Hedge of net investment (11) 10 (69) - -

Reclassified to income statement on disposal of foreign operation - - 2 - -

Revaluation of long-term investments 13 (48) 30 (10) - -

Cash flow hedges 24 (27) 9 (48) - -

Other comprehensive income/(loss) for the year (94) 43 (49) - -

Total comprehensive income/(loss) for the year 72 425 351 54 1,251

Total comprehensive income/(loss) attributable to equity holders of the company 70 423 349 54 1,251

Total comprehensive income/(loss) attributable to

non-controlling interests 2 2 2 - -

72 425 351 54 1,251

See accompanying notes to the financial statements.

1 Other comprehensive income components are shown net of tax, with the differences between gross and net detailed in note 8.

Statement of changes in equity – Group

For the years ended 30 June 2011, 2010 and 2009

YEAR ENDED 30 JUNE 2011 SHARE CAPITAL RETAINED EARNINGS HEDGE RESERVE DEFERRED COMPENSATION REVALUATION RESERVE FOREIGN CURRENCY TRANSLATION RESERVE TOTAL EQUITY HOLDERS OF THE COMPANY NON-CONTROLLING INTERESTS TOTAL EQUITY

GROUP

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Balance at 1 July 2010 as

previously reported 1,515 1,296 (32) 13 (233) (20) 2,539 6 2,545

Net earnings for the year - 164 - - - - 164 2 166

Other comprehensive income1 - - (27) - (48) (19) (94) - (94)

Transfer to retained earnings on disposal of long-term investments2 - 64 - - (64) - - - -

Total comprehensive income/(loss) for the year - 228 (27) - (112) (19) 70 2 72

Contributions by and distributions to owners:

Dividends - (317) - - - - (317) (3) (320)

Supplementary dividends - (28) - - - - (28) - (28)

Tax credit on supplementary dividends - 28 - - - - 28 - 28

Dividend reinvestment plan 7 - - - - - 7 - 7

Issuance of shares under share scheme 6 - - 1 - - 7 - 7

Total transactions with owners 13 (317) - 1 - - (303) (3) (306)

Balance at 30 June 2011 1,528 1,207 (59) 14 (345) (39) 2,306 5 2,311

See accompanying notes to the financial statements.

1 Other comprehensive income components are shown net of tax, with the differences between gross and net detailed in note 8.

2 Relates to the sale of Telecom’s investments in iiNet Limited and Macquarie Telecom Group Limited shares transferred from revaluations reserve to retained earnings as detailed in note 13.

78 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Statement of changes in equity – Group

For the years ended 30 June 2011, 2010 and 2009

SHARE CAPITAL RETAINED EARNINGS HEDGE RESERVE DEFERRED COMPENSATION REVALUATION RESERVE FOREIGN CURRENCY TRANSLATION RESERVE TOTAL EQUITY HOLDERS OF THE COMPANY NON-CONTROLLING INTERESTS TOTAL EQUITY

GROUP

YEAR ENDED 30 JUNE 2010

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Balance at 1 July 2009

previously reported 1,384 1,369 (41) 11 (259) (24) 2,440 5 2,445

Impact on adoption of IFRS 9 as

previously reported - - - - (4) - (4) - (4)

Balance at 1 July 2009

as previously reported 1,384 1,369 (41) 11 (263) (24) 2,436 5 2,441

Net earnings for the year - 380 - - - - 380 2 382

Other comprehensive income1 - - 9 - 30 4 43 - 43

Total comprehensive

income for the year - 380 9 - 30 4 423 2 425

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

GROUP

YEAR ENDED 30 JUNE 2009

SHARE CAPITAL RETAINED EARNINGS HEDGE RESERVE DEFERRED COMPENSATION REVALUATION RESERVE

FOREIGN CURRENCY TRANSLATION RESERVE TOTAL EQUITY HOLDERS OF THE COMPANY NON-CONTROLLING INTERESTS TOTAL EQUITY

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Balance at 1 July 2008

as previously reported 1,297 1,447 7 11 (249) (33) 2,480 7 2,487

Net earnings for the year - 398 - - - - 398 2 400

Other comprehensive income1 - - (48) - (10) 9 (49) - (49)

Total comprehensive income/(loss) for the year - 398 (48) - (10) 9 349 2 351

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

investor.telecom.co.nz 79

Statement of changes in equity – Parent

For the years ended 30 June 2011 and 2010

2011 2010

PARENT SHARE RETAINED DEFERRED TOTAL SHARE RETAINED DEFERRED TOTAL

YEAR ENDED 30 JUNE CAPITAL EARNINGS COMPENSATION EQUITY CAPITAL EARNINGS COMPENSATION EQUITY

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Balance at 1 July 1,515 393 13 1,921 1,384 (405) 11 990

Net earnings for the year - 54 - 54 - 1,251 - 1,251

Total comprehensive income

for the year - 54 - 54 - 1,251 - 1,251

Contributions by and

distributions to owners:

Dividends - (317) - (317) - (453) - (453)

Supplementary dividends - (28) - (28) - - - -

Tax credit on supplementary

dividends - 28 - 28 - - -

Dividend reinvestment plan 7 - - 7 128 - - 128

Issuance of shares under

share schemes 6 - 1 7 3 - 2 5

Total transactions with owners 13 (317) 1 (303) 131 (453) 2 (320)

Balance at 30 June 1,528 130 14 1,672 1,515 393 13 1,921

See accompanying notes to the financial statements.

80 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Statement of financial position

As at 30 June 2011 and 2010

GROUP PARENT

AS AT 30 JUNE 2011 2010 2011 2010

(DOLLARS IN MILLIONS) NOTES NZ$M NZ$M NZ$M NZ$M

Current assets:

Cash 324 339 - -

Collateral funds 24 110 21 - -

Short-term derivative assets 10 2 4 - -

Receivables and prepayments 11 701 702 1,611 1,626

Inventories 12 60 61 - -

Total current assets 1,197 1,127 1,611 1,626

Non-current assets:

Long-term investments 13 125 276 8,756 8,791

Long-term receivables 11 44 31 - -

Long-term derivative assets 10 40 51 - -

Intangible assets 14 1,094 1,314 - -

Property, plant and equipment 15 3,892 4,066 - -

Total non-current assets 5,195 5,738 8,756 8,791

Total assets 6,392 6,865 10,367 10,417

Current liabilities:

Accounts payable and accruals 16 991 1,171 30 41

Taxation payable 31 15 - -

Short-term derivative liabilities 10 333 22 - -

Short-term provisions 17 38 19 - -

Debt due within one year 18 397 184 5,924 5,907

Total current liabilities 1,790 1,411 5,954 5,948

Non-current liabilities:

Deferred tax liabilities 19 226 285 - -

Long-term derivative liabilities 10 330 440 - -

Long-term provisions 17 35 47 2,741 2,548

Long-term debt 20 1,700 2,137 - -

Total non-current liabilities 2,291 2,909 2,741 2,548

Total liabilities 4,081 4,320 8,695 8,496

Equity:

Share capital 21 1,528 1,515 1,528 1,515

Reserves 21 (429) (272) 14 13

Retained earnings 1,207 1,296 130 393

Total equity attributable to equity holders of the Company 2,306 2,539 1,672 1,921

Non-controlling interests 5 6 - -

Total equity 2,311 2,545 1,672 1,921

Total liabilities and equity 6,392 6,865 10,367 10,417

See accompanying notes to the financial statements.

On behalf of the board

WAYNE BOYD, Chairman PAUL REYNOLDS, Chief Executive Officer

Authorised for issue on 19 August 2011

investor.telecom.co.nz

Statement of cash flows

For the years ended 30 June 2011, 2010 and 2009

GROUP PARENT

YEAR ENDED 30 JUNE 2011 2010 2009 2011 2010

(DOLLARS IN MILLIONS) NOTES NZ$M NZ$M NZ$M NZ$M NZ$M

Cash flows from operating activities

Cash was provided from/(applied to):

Cash received from customers 5,008 5,257 5,652 - -

Interest income 15 21 36 - -

Dividend income 71 66 82 - -

Dividends received from subsidiary companies - - - 331 1,277

Payments to suppliers and employees (3,421) (3,389) (3,966) - -

Income tax refunded/(paid) (127) 1 (40) - -

Interest paid on debt (197) (195) (213) - -

Net cash flows from operating activities 29 1,349 1,761 1,551 331 1,277

Cash flows from investing activities

Cash was provided from/(applied to):

Sale of property, plant and equipment 3 3 17 - -

Sale of business 76 - - - -

Purchase of subsidiary companies or businesses,

net of cash acquired - - (6) - -

Sale of and proceeds from long-term investments 107 6 2 - -

Purchase of property, plant and equipment and intangibles (1,005) (1,080) (1,277) - -

Capitalised interest paid (16) (20) (18) - -

Net cash flows from investing activities (835) (1,091) (1,282) - -

Cash flows from financing activities

Cash was provided from/(applied to):

Proceeds from long-term debt - - 400

Repayment of derivatives (13) (34) (89) - -

Proceeds from derivatives 2 12 12 - -

Increase in collateral funds 24 (89) (21) - - -

Repayment of long-term debt (21) (15) (744) - -

Proceeds from short-term debt 663 1,079 1,454 7 (952)

Repayment of short-term debt (749) (1,270) (1,493) - -

Dividends paid (313) (327) (420) (338) (325)

Net cash flows from financing activities (520) (576) (880) (331) (1,277)

Net cash flow (6) 94 (611) - -

Opening cash position 339 261 779 - -

Foreign exchange movements (9) (16) 93 - -

Closing cash position 324 339 261 - -

See accompanying notes to the financial statements.

82 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Notes to the financial statements

Note 1 Statement of accounting policies

Reporting entity and statutory base

Telecom Corporation of New Zealand Limited is a profit-oriented company registered in New Zealand under the Companies Act 1993 and is an issuer for the purposes of the Financial Reporting Act 1993. The financial statements presented are those of Telecom Corporation of New Zealand Limited (the Company, Parent or the Parent Company), its subsidiaries and interests in associates (the Telecom group, Group or Telecom). The Parent Company financial statements are presented in the consolidated financial statements in accordance with the requirements of the Financial Reporting Act 1993.

On 24 May 2011 Telecom reached an agreement for Chorus, one of its segments, to take the cornerstone role in the Government’s ultra-fast broadband (UFB) initiative. Chorus was chosen as Crown Fibre Holdings (CFH) Limited’s UFB provider in 24 of the 33 available regions. The agreement is subject to certain conditions, including structural separation, which itself is contingent upon certain factors such as obtaining court, shareholder, debtholder, government, regulatory and other approvals, as well as relief from key revenue authorities. Telecom’s participation in the UFB initiative is predicated on the structural separation of Telecom through a demerger into two companies – New Telecom and New Chorus. Telecom intends to achieve this demerger via a court-approved scheme of arrangement and requires 75% of the shares that are voted by shareholders to be in favour of the demerger proposal. This demerger would give rise to a new and entirely standalone company, New Chorus, which would deliver UFB and comprise the existing Chorus business and parts of Telecom Wholesale. This change will significantly transform the telecommunications sector in New Zealand.

Furthermore, the Telecommunications (TSO, Broadband, and Other Matters) Amendment Act 2011 (the Telecommunications Amendment Act) establishes a substantially revised regulatory regime that will apply to New Telecom and New Chorus upon completion of the proposed demerger. It also includes certain regulatory changes which will take effect irrespective of whether the proposed demerger proceeds.

Both the proposed demerger and the new regulatory regime will have significant impacts on Telecom’s future consolidated financial statements. Telecom’s current financial performance or financial position is therefore not indicative of Telecom’s future results when considering these potential changes. The structural separation of Telecom into two companies will be achieved by the distribution of New Chorus shares to the shareholders of the Company. This will be reflected in the financial statements of Telecom only once the Group is committed to the distribution of shares, which only arises upon obtaining sufficient votes in support of the proposed demerger, as described above.

In addition, the business to be demerged will be classified as a ‘discontinued operation’ by Telecom when the criteria set out in the Group’s accounting policy entitled ‘Discontinued operations’ have been met. This will only occur once the distribution of New Chorus is highly probable which will only arise upon obtaining sufficient votes in support of the proposed demerger. Accordingly, the effect of the proposed demerger reflected in these financial statements is limited to the recognition of demerger costs incurred up to 30 June 2011.

Notwithstanding these proposed changes, Telecom has assessed the impact of CFH selecting its UFB partners and their imminent deployment of fibre and the impacts on Telecom’s copper-based regulatory assets. This assessment concluded that, given the longer-term move to a fibre-based national infrastructure and regulatory developments, NZ$257 million of copper-based and Wholesale FMO regulatory assets were impaired at 30 June 2011 and were therefore written off. The planned changes in terms of the regulatory and operating environment on both Telecom and the demerged business may result in further asset impairments, to be recognised in future periods, or the shortening of asset lives, irrespective of whether Telecom demerges or not.

Nature of operations

Telecom is a major supplier of telecommunications and information, communication and technology (ICT) services in New Zealand and Australia. Telecom provides a full range of telecommunications and ICT products and services, including: local, national, international and value-added telephone services; mobile services, data, broadband and internet services; IT consulting, implementation and procurement, equipment sales; and installation services.

Basis of preparation

These financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. They have been prepared in accordance with the Financial Reporting Act 1993, which requires compliance with generally accepted accounting practice in New Zealand. They comply with New Zealand equivalents to International Financial Reporting Standards as appropriate for profit-oriented entities.

These financial statements are expressed in New Zealand dollars, which is the Company’s functional currency. References in these financial statements to ‘$’ and ‘NZ$’ are to New Zealand dollars, references to ‘US$’ and ‘USD’ are to US dollars, references to ‘A$’ and ‘AUD’ are to Australian dollars, references to ‘EUR’ are to Euros, references to ‘CAD’ are to Canadian dollars, references to ‘CHF’ are to Swiss Francs, and references to ‘GBP’ are to pounds sterling. All financial information has been rounded to the nearest million, unless otherwise stated.

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

investor.telecom.co.nz 83

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

Exchange gains and losses and hedging costs arising on contracts entered into as hedges of firm commitments are initially deferred in equity and subsequently included in the initial measurement of the cost of the asset or liability.

Where capital project commitments are hedged against foreign currency rate risk, the exchange difference on the hedging transaction up to the date of purchase, and all other costs associated with the hedging transaction, are deferred in equity and capitalised as part of the completed asset.

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

Revenue recognition

Telecom recognises revenues as it provides services or delivers products to customers. Billings for telecommunications services (including fixed line, mobile, broadband and internet access billings) are made on a monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue is deferred in respect of the portion of fixed monthly charges that have been billed in advance. Revenue from the sale of prepaid mobile units is initially deferred, with recognition occurring when the prepaid units are used by the customer. Revenue from installations and connections are recognised upon completion of the installation or connection. Revenue from equipment sales is recognised upon delivery of equipment to the customer.

Where multiple products or services are bundled together on sale, revenue is allocated to each element in proportion to its fair value and recognised as appropriate for that element. Revenue is recognised to the extent that it is not contingent on the provision or delivery of a future service.

Revenue from contractual arrangements, including contracts to design and build ICT solutions, is recognised by reference to the stage of completion method, when the outcome of the arrangement can be estimated reliably. Telecom uses appropriate measures of the stage of completion, such as services performed to date, as a percentage of total services to be performed or the proportion that costs incurred to date bear to the estimated total costs of the transaction. When the outcome of a transaction, or achievement of milestones, cannot be estimated reliably, and it is not probable that the costs incurred will be recovered, revenue is not recognised and the costs incurred are recognised as an expense.

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

Share-based compensation

Telecom operates a number of share-based compensation plans that are equity settled (see note 22 for details). The fair value of the employee services received in exchange for the grant of equity instruments is recognised as an expense with a corresponding entry in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of equity instruments that are expected to become exercisable. At each balance sheet date, Telecom revises its estimates of the number of equity instruments that are expected to become exercisable. Telecom recognises the impact of the revision of original estimates, if any, in the income statement.

84 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

The proceeds received, net of any directly attributable transaction costs, are credited to contributed capital when equity instruments are exercised.

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

Inventories

Inventories are stated at the lower of cost and net realisable value after consideration for excess and obsolete items. The cost is determined on a weighted average cost basis and amounts are removed from inventory on this basis. The cost of inventories includes the transfer from equity of any foreign exchange gains or losses on qualifying cash flow hedges related to inventories. Cash flows from the sale of inventories are included in amounts received from customers in the cash flow statement.

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

• For each qualifying asset project, directly attributable interest costs incurred during the period required to complete and prepare the property, plant or equipment for its intended use are capitalised as part of the total cost.

On the statement of financial position, property, plant and equipment is stated at cost less accumulated depreciation and impairments.

Depreciation is charged on a straight-line basis to write down the cost of property, plant and equipment to its estimated residual value over its estimated useful life. Estimated useful lives are as follows:

Telecommunications equipment and plant:

Customer local access 3 - 50 years

Junctions and trunk transmission systems 10 - 50 years

Switching equipment 3 - 15 years

Customer premises equipment 3 - 5 years

Other network equipment 4 - 25 years

Buildings 40 - 50 years

Motor vehicles 4 - 10 years

Furniture and fittings 5 - 10 years

Computer equipment 3 - 8 years

Where the remaining useful lives or recoverable values have diminished due to technological, regulatory or market condition changes, depreciation is accelerated.

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

Software 2 - 8 years

Capacity purchases 10 - 15 years

Spectrum licences 4 - 20 years

Other intangibles 1 - 20 years

Where estimated useful lives or recoverable values have diminished due to technological change or market conditions, amortisation is accelerated.

investor.telecom.co.nz 85

Telecom capitalises the direct costs associated with the development of network and business software for internal use where project success is regarded as probable. Capitalised costs include external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees (including contractors) directly associated with the project and interest costs incurred while developing the software. Software developed for internal use is amortised over its estimated useful life. Goodwill represents the excess of purchase consideration over the fair value of net assets acquired at the time of acquisition of a business or shares in a subsidiary. Goodwill is allocated to cash-generating units and assessed annually for impairment and, to the extent that it is no longer probable it will be recovered from future economic benefits of the related cash-generating unit, the impariment is recognised immediately as an expense.

Impairment of assets

Goodwill

Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets. Impairment losses recognised for goodwill are not reversed in a subsequent period. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate.

Property, plant and equipment and finite lived intangible assets

At each reporting period date, Telecom reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, Telecom estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, a level that will not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is then recognised immediately in the income statement.

Financial instruments

Telecom has derivative and non-derivative financial instruments. Telecom’s non-derivative financial instruments comprise investments in equity and debt securities, trade receivables, other receivables, cash, loans and borrowings, trade payables and finance lease receivables. Non-derivative financial instruments are recognised initially at fair value, plus for instruments not at fair value through profit and loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below. A financial instrument is recognised if Telecom becomes a party to the contractual provisions of the instrument. Financial assets are de-recognised if Telecom’s contractual rights to the cash flows from the financial assets expire or if Telecom transfers the financial asset to another party without retaining control or substantially all of the risks and rewards of the asset. Purchases and sales of financial assets are accounted for at trade date (ie, the date Telecom commits itself to purchase or sell the asset). Financial liabilities are de-recognised if Telecom’s obligations specified in the contract expire or are discharged or cancelled.

Cash comprises cash balances and highly liquid call deposits. Cash excludes collateral pledged, discussed in note 24, which is separately disclosed as collateral funds. Bank overdrafts that are repayable on demand and form an integral part of Telecom’s cash management are included as a component of cash for the purpose of the statement of cash flows.

Financial assets at amortised cost

Non-derivative financial assets are classified and measured at amortised cost when the asset is held within a business model whose objective is to collect the contractual cash flows and those contractual cash flows consist solely of payments of principal and interest on specified dates. Assets measured at amortised cost are initially measured at fair value and subsequently measured at amortised cost using the effective interest method, less any impairment losses. Trade accounts receivable are recorded initially at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment loss due to doubtful accounts. The provision for doubtful debts is based on management’s assessment of amounts considered uncollectible for specific customers or groups of customers based on age of debt, history of payments, account activity, economic factors and other relevant information. The amount of the provision is the difference between the asset’s unamortised cost and the present value of estimated future cash flows, discounted at an effective interest rate. The provision expense is recognised in the income statement. Bad debts are written off against the provision for doubtful debts in the period in which it is determined that the debts are uncollectible. If those debts are subsequently collected, then a gain is recognised in the income statement.

Financial assets at fair value through other comprehensive income

Investments in equity instruments that are not held for trading can be held at fair value through other comprehensive income when an irrevocable election to do so is made at initial recognition. Such assets are measured upon initial recognition at fair value. Subsequent fair value movements are presented in other comprehensive income and recognised in the revaluation reserve. Dividends on investments held at fair value through other comprehensive income are recognised in profit or loss when the right to receive payment is established, unless the dividend represents a return of capital. If the investment is de-recognised the cumulative gain or loss may be transferred within equity reserves.

Financial assets at fair value through profit and loss

Financial assets that are not classified and measured at amortised cost, or fair value through other comprehensive income, are classified as fair value through profit and loss.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Telecom’s financial liabilities measured at fair value through profit and loss are mandatorily measured as such. Derivatives are also categorised as held for trading unless they are designated as hedges. Upon initial recognition, attributable transaction costs are recognised in profit or

86 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

loss when incurred. Subsequent to initial recognition, financial liabilities are measured at fair value through profit or loss, with subsequent changes recognised in the income statement.

Financial liabilities measured at amortised cost

Financial liabilities not classified and measured at fair value through profit or loss are classified and measured at amortised cost. Financial liabilities classified and measured at amortised cost are initially measured at fair value and subsequently measured at amortised cost using the effective interest method.

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

Each derivative that is designated as a hedge is classified as either:

• a hedge of the fair value of recognised assets or liabilities (a fair value hedge); or

• a hedge of the variability in cash flow of a recognised liability; or

• a hedge of a highly probable forecast transaction (a cash flow hedge); or

• a hedge of a net investment in a foreign operation.

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

The effective portion of any gain or loss on hedges of net investments in foreign operations is recognised in equity and the gain or loss relating to any ineffective portion is recognised immediately in the income statement. Gains and losses included in equity are included in the income statement when the foreign operation is disposed of or wound up. For an instrument to qualify as a hedge, the relationship between hedging instruments and hedged items is documented, as well as Telecom’s risk management objective and strategy for undertaking various hedge transactions. On an ongoing basis, Telecom documents if the hedges are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

Discontinued operations

A discontinued operation (or assets held for distribution) is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. For an operation to be held for sale, it must be available for sale in its current condition and its sale must be highly probable. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the comparative period.

Statement of cash flows

For the purposes of the statement of cash flows, cash is considered to be cash on hand, in banks and cash equivalents, net of bank overdrafts and highly liquid investments that are readily convertible to known amounts of cash which are subject to an insignificant risk of changes in values.

Cash flows from certain items are disclosed net due to the short-term maturities and volume of transactions involved.

Collateral funds represent funds deposited by Telecom with derivative counterparties in accordance with the terms of certain bilateral credit support agreements. These funds are held in accounts to which access is restricted and are shown separately from cash.

Segment reporting

The determination of Telecom’s operating segments and the information reported for the operating segments is based on the management approach as set out in NZ IFRS 8, ‘Operating Segments’ (IFRS 8) (as revised). Telecom’s CEO has been identified as Telecom’s chief operating decision maker for the purpose of applying IFRS 8.

Changes in accounting policies

Telecom has adopted the revised standards NZ IFRS 2 ‘Group cash settled share based payment transactions’ and NZ IFRS 5 ‘Non current assets held for sale and discontinued operations’ with effect from

1 July 2010, but they have had no impact on the financial statements.

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

investor.telecom.co.nz 87

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

At 30 June 2011 Telecom had NZ$106 million of goodwill on its balance sheet (30 June 2010: NZ$106 million). The composition of this balance, by cash generating unit, is set out in note 14 of these financial statements. During the year ended 30 June 2009, Telecom recognised an impairment charge of NZ$68 million relating to the write-off of the goodwill recognised upon the acquisition of PowerTel (see note 6). No goodwill impairment arose as a result of the impairment review for the years ended 30 June 2011 and 30 June 2010.

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

Revenue recognition

All areas of revenue recognition referred to in note 1 are assessed as critical accounting policies by management, as estimates and assumptions made can materially affect the financial statements. Examples of the key revenue lines subject to management’s judgement include:

• Mobile, local service, calling and broadband revenues – in revenue arrangements including multiple deliverables, the deliverables are assigned to separate units of accounting and the consideration is allocated based on its relative fair value. Determining these fair values can be a complex process and is subject to judgement.

• IT services and certain data revenues – the revenue recognition on contracts that span more than one accounting period may be impacted by estimates of the total costs, ultimate profitability, or other appropriate inputs. Assessing contracts on a percentage of completion basis requires judgement to be exercised over future costs, profitability or other milestones. These revenues are also subject to ongoing profitability reviews of underlying contracts in order to determine whether the latest estimates applied remain appropriate.

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

The determination of any impairment of assets is based on a large number of factors, such as those referred to above, as well as changes in current competitive conditions, expectations of growth in the telecommunications industry, discontinuance of services and other changes in circumstances that indicate an impairment exists. Assessing whether an asset is impaired may involve estimating the future cash flows that the asset is expected to generate. The key judgements include rates of expected revenue growth or decline, expected future margins and the selection of an appropriate discount rate for valuing future cash flows. Further, judgements have to be made regarding the expected utilisation period, which is closely linked to the regulatory environment.

At 30 June 2011 Telecom’s balance sheet had a carrying value of NZ$4,880 million in relation to property, plant and equipment and finite-life intangible assets (30 June 2010: NZ$5,274 million). During the year ended 30 June 2011, Telecom recognised impairment charges totalling NZ$257 million due to the combined effect of the move to a fibre-oriented world and regulatory developments (further details of this impairment are provided in note 6). No impairment arose as a result of the review of the carrying value of Telecom’s assets for the year ended 30 June 2010.

During the year ended 30 June 2009 Telecom revised its estimate of the economic life of its CDMA mobile network equipment due to the launch of Telecom’s new WCDMA mobile network. The remaining book value of the CDMA equipment was depreciated in the year ended 30 June 2011.

Any future adverse impacts arising in assessing the carrying value or lives of Telecom’s property, plant and equipment and finite-life intangible assets could lead to future impairments or increases in depreciation and amortisation charges that could affect future earnings.

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

At 30 June 2011 Telecom had taxation payable of NZ$31 million (30 June 2010: NZ$15 million). At 30 June 2011 Telecom had no recognised deferred tax assets in relation to tax loss carry forwards (30 June 2010: NZ$14 million). At 30 June 2011 Telecom had NZ$462 million of tax losses and other temporary differences not currently recognised (30 June 2010: NZ$405 million). An increase in Telecom’s expected future taxable profits or a change in tax law relating to these unrecognised losses could result in additional deferred tax assets being recognised.

Changes in tax laws may have a profound impact on Telecom’s taxation charges, assets, liabilities and cash flows. Telecom’s 2010 financial statements were impacted by two major changes in legislation: a NZ$11 million credit relating to the Branch Equivalent Tax Account (BETA) debits that arose from conduit relieved dividends and a NZ$38 million taxation expense from the application of the Taxation (Budget Measures) Act 2010 that removed future tax depreciation on certain buildings and amended the company tax rate from 30% to 28%. The former was subsequently impacted shortly after its introduction by the Taxation (Annual Rates, Trans-Tasman Savings Portability, KiwiSaver, and Remedial Matters) Act, which was in the financial year ending 30 June 2011. This resulted in a net NZ$18 million write-off of recognised tax credits in the current year. These legislative changes are out of Telecom’s control and can have a significant impact on net earnings.

Provisions and contingent liabilities

Management consults with legal counsel on matters related to litigation, as well as other experts both within and outside the Group

88 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

with respect to matters in the ordinary course of business. In respect of all claims, litigation and regulatory risks, Telecom provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The ultimate liability due may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement. As at 30 June 2011 Telecom was involved in various litigation matters, investigations and inquiries as disclosed in note 26.

Note 2 Segmental analysis

Telecom’s operating segments currently consist of the following:

• Chorus - responsible for Telecom’s local access network in New Zealand;

• Telecom Retail - provider of fixed line, mobile and internet services to consumers and the small/medium business market;

• Wholesale & International - provider of broadband, business data, voice, interconnect and international products and services to telecommunications service providers;

• Gen-i - integrates IT and telecommunications services to provide converged ICT solutions for clients across New Zealand and Australia;

• AAPT - provider of telecommunications services to business and wholesale customers in Australia; and

• Technology & Shared Services (T&SS) - maintains and develops Telecom’s New Zealand shared IT and network operations and other shared services.

Telecom’s segments offer different products and services to different customers. The segment structure also aligns with Telecom’s Operational Separation requirements with the New Zealand Government.

In addition to Telecom’s six operating segments, Telecom has a corporate centre that contains income and costs not associated with the operating segments, such as dividends from investments and costs of providing corporate services such as legal, finance and human resources. These costs are allocated to each segment for reporting purposes. During the year ended 30 June 2011 Telecom also established a product business unit, although for reporting purposes its results are included in the reporting segments set out above and are not separately reported to Telecom’s CEO.

Intersegment transactions included in operating revenues and expenditures for each segment incorporate the internal trades relating to Telecom’s operational separation requirements as required by the Undertakings. These operational separation trades predominantly relate to regulated services, as provided by Chorus and Wholesale & International. Field services that support the provision of regulated services, as stipulated in the Undertakings, are also sold internally by Chorus. Telecom implemented Full Cost Apportionment (FCA) with effect from 1 July 2009, which aims to match costs with revenues and has resulted in a portion of internal trades that allocate substantially all the costs from T&SS and certain Corporate costs to customer-facing business units, as well as a number of external interconnection revenues and costs currently recognised in Wholesale & International being allocated to other business units. All internal transactions are eliminated on consolidation.

In addition to the operational separation trades and FCA, Wholesale & International derives internal revenue from the provision and supply of international data circuits, the supply of international internet services and the delivery of international retail and wholesale voice traffic to AAPT, Telecom Retail and Gen-i, which are traded on an arm’s length basis. The segment results disclosed are based on those currently reported to Telecom’s CEO and are how Telecom analyses its business results. Segment results are measured based on net earnings before depreciation, amortisation, impairment, finance income and costs, associates’ profits/losses and taxation expense. None of these items are assessed on a segment basis by Telecom’s CEO. Furthermore, segment assets, liabilities and capital expenditure are not reported to Telecom’s CEO.

The comparative segmental information by business unit has been restated to take account of revisions in FCA and trades across Telecom. The products and services from which each segment derives its revenue are set out below:

YEAR ENDED 30 JUNE 2011 TOTAL

WHOLESALE & TELECOM OPERATING

CHORUS INTERNATIONAL RETAIL GEN-I T&SS AAPT SEGMENTS

NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Operating revenue:

From external customers:

Local service 26 218 625 98 - 14 981

Calling - 262 302 150 - 214 928

Interconnection - 158 - - - 37 195

Mobile - 6 609 192 - 18 825

Data - 109 19 315 - 149 592

Broadband and internet - 95 300 19 - 167 581

IT services - - 11 550 - - 561

Resale - - - 4 - 231 235

Other operating revenues 30 25 27 14 9 4 109

From external customers 56 873 1,893 1,342 9 834 5,007

From internal customers 1,045 467 122 80 558 66 2,338

Other gains - - - - 22 - 22

Total operating revenue and other gains 1,101 1,340 2,015 1,422 589 900 7,367

Segment result 806 119 493 237 4 90 1,749

investor.telecom.co.nz 89

YEAR ENDED 30 JUNE 2010

CHORUS NZ$M

WHOLESALE & INTERNATIONAL NZ$M

TELECOM RETAIL NZ$M

GEN-I NZ$M

T&SS NZ$M

AAPT NZ$M

TOTAL OPERATING SEGMENTS NZ$M

Operating revenue:

From external customers:

Local service 22 192 678 107 - 27 1,026

Calling - 240 328 164 - 271 1,003

Interconnection - 139 - - - 39 178

Mobile - 10 594 192 - 30 826

Data - 97 22 374 - 145 638

Broadband and internet - 85 289 23 - 197 594

IT services - - 14 472 - - 486

Resale - - - 6 - 272 278

Other operating revenues 22 26 22 26 8 30 134

From external customers 44 789 1,947 1,364 8 1,011 5,163

From internal customers 1,006 503 116 81 585 98 2,389

Other gains - -13 4 10 - 27

Total operating revenue and other gains 1,050 1,292 2,076 1,449 603 1,109 7,579

Segment result 767 206 406 223 (2) 136 1,736

YEAR ENDED 30 JUNE 2009

CHORUS NZ$M

WHOLESALE & INTERNATIONAL NZ$M

TELECOM RETAIL NZ$M

GEN-I NZ$M

T&SS NZ$M

AAPT NZ$M

TOTAL OPERATING SEGMENTS NZ$M

Operating revenue:

From external customers:

Local service 14 158 726 124 - 31 1,053

Calling - 344 367 180 - 348 1,239

Interconnection - 130 - - - 47 177

Mobile - 10 590 182 - 40 822

Data - 86 24 403 - 131 644

Broadband and internet - 80 276 24 - 230 610

IT services - - 18 498 - - 516

Resale - - - 6 - 331 337

Other operating revenues 18 22 19 29 7 24 119

From external customers 32 830 2,020 1,446 7 1,182 5,517

From internal customers 996 545 118 63 575 109 2,406

Total operating revenue and other gains 1,028 1,375 2,138 1,509 582 1,291 7,923

Segment result 767 212 412 219 (1) 114 1,723

Reconciliation from segment operating revenue to operating revenues and other gains

YEAR ENDED 30 JUNE

2011 NZ$M

2010 NZ$M

2009 NZ$M

Segment operating revenue and other gains 7,367 7,579 7,923

Less operating revenue from internal customers (2,338) (2,389) (2,406)

Other gains not allocated for segmental reporting (note 6) 23 - 12

Dividends (note 3) 71 66 82

Other revenue not allocated for segmental reporting (1) 15 27

Operating revenues and other gains 5,122 5,271 5,638

90 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Reconciliation from segment result to net earnings before income tax

YEAR ENDED 30 JUNE

2011 NZ$M

2010 NZ$M

2009 NZ$M

Segment result 1,749 1,736 1,723

Net result of corporate revenue and expenses 47 28 45

Other gains not allocated for segmental reporting (note 6) 23 - 12

Asset impairments not allocated for segmental reporting (note 6) (257) - (101)

Other expenses not allocated for segmental reporting (note 6) (71) - -

Finance income (note 7) 15 22 41

Finance expense (note 7) (203) (202) (242)

Depreciation (733) (757) (683)

Amortisation (294) (275) (234)

Share of associates’ net profit/(losses) 1 1 (1)

Net earnings before income tax 277 553 560

Geographic information

Telecom’s principal geographical regions are New Zealand and Australia. The operating revenue by region is based on where services are provided.

AS AT AND FOR THE YEAR ENDED 30 JUNE 2011

NEW ZEALAND NZ$M

AUSTRALIA NZ$M

OTHER NZ$M

TOTAL NZ$M

Operating revenue from external customers 3,823 968 286 5,077

Property, plant and equipment 3,494 373 25 3,892

Intangible assets 1,058 29 7 1,094

AS AT AND FOR THE YEAR ENDED 30 JUNE 2010

NEW ZEALAND NZ$M

AUSTRALIA NZ$M

OTHER NZ$M

TOTAL NZ$M

Operating revenue from external customers 3,791 1,189 264 5,244

Property, plant and equipment 3,824 422 28 4,274

Intangible assets 1,032 64 10 1,106

YEAR ENDED 30 JUNE 2009

NEW ZEALAND NZ$M

AUSTRALIA NZ$M

OTHER NZ$M

TOTAL NZ$M

Operating revenue from external customers 3,879 1,367 380 5,626

Note 3 Operating revenues and other gains

YEAR ENDED 30 JUNE

GROUP

PARENT

2011 NZ$M

2010 NZ$M

2009 NZ$M

2011 NZ$M

2010 NZ$M

Sale of goods 124 134 128 - -

IT procurement revenues 222 196 216 - -

Rendering of services 4,660 4,848 5,200 1 12

Dividends 71 66 82 331 1,277

Other gains (note 6) 45 27 12 - 367

Total operating revenues and other gains 5,122 5,271 5,638 332 1,656

To improve the comparability of reported revenues, certain revenue lines in notes 3 and 4 have been represented from those reported in prior years to conform to the current year’s presentation. Total revenues remain unchanged.

investor.telecom.co.nz 91

Note 4 Calling and other operating revenues

GROUP PARENT

YEAR ENDED 30 JUNE

2011 NZ$M

2010 NZ$M

2009 NZ$M

2011 NZ$M

2010 NZ$M

Calling revenues

National 544 623 702 - -

International 345 335 484 - -

Other 39 45 53 - -

928 1,003 1,239 - -

Other operating revenues

Sale of equipment 18 36 37 - -

Miscellaneous other 90 113 109 1 12

Dividends 71 66 82 331 1,277

179 215 228 332 1,289

Note 5 Operating expenses

Labour

Included in labour costs are pension contributions of NZ$1 million to the New Zealand Government Superannuation Fund (30 June 2010: NZ$1 million; 30 June 2009: NZ$1 million) and NZ$14 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (30 June 2010: NZ$15 million; 30 June 2009: NZ$18 million). Telecom also made employer contributions of NZ$6 million under the KiwiSaver and Company Tax Rate Amendments Act 2007 in the year ended 30 June 2011 (30 June 2010: NZ$4 million; 30 June 2009: NZ$2 million). Telecom has no other obligations to provide pension benefits in respect of employees.

Other operating expenses

GROUP

YEAR ENDED 30 JUNE

2011 NZ$M

2010 NZ$M

2009 NZ$M

Other operating expenses

Direct costs 312 282 360

Mobile acquisition, updates and dealer commissions 244 295 292

Procurement and IT services expenses 337 292 319

Computer costs 162 200 202

Advertising costs 69 98 93

Broadband and internet 78 83 57

Accommodation – lease and rental costs 85 76 72

Accommodation – other costs 67 70 63

Outsourcing 22 36 45

Provision for doubtful debts 18 17 24

Equipment – lease and rental costs 12 10 11

Research costs 8 8 10

Movement in provision for inventory obsolescence (3) (3) 9

Directors’ fees 1 1 1

Foreign exchange (gains)/losses 4 10 (9)

(Gain)/loss on disposal of property, plant and equipment (9) - 1

Other 88 182 160

1,495 1,657 1,710

92 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Key management personnel costs

GROUP

YEAR ENDED 30 JUNE

2011 NZ$000s

2010 NZ$000s

2009 NZ$000s

Directors’ remuneration1 1,491 1,289 1,527

Salary and other short-term benefits 15,980 14,965 14,916

Redundancy and termination payments 568 132 276

Long-term incentive and share-based compensation 5,595 5,582 5,155

23,634 21,968 21,874

1 Directors’ remuneration includes retirement allowances accrued in the financial year. For further details please refer to Governance.

The table above includes remuneration of the CEO and the members of the Executive team. The aggregate Executive compensation included amounts paid to Executives that left during the year ended 30 June 2011 or were in acting Executive positions. These amounts totalled NZ$4,037,000.

Auditors’ remuneration

GROUP

YEAR ENDED 30 JUNE

2011 NZ$000s

2010 NZ$000s

2009 NZ$000s

Fees billed by principal accountants:

Audit fees 3,066 3,318 3,535

Audit-related fees 2,851 1,168 621

5,917 4,486 4,156

Audit-related fees primarily relate to the audit of regulatory disclosures, such as Telecom’s accounting separation, the Telecom list of charges and the Telecom Service Obligation (TSO) as required by legislation, together with work relating to the proposed demerger. There were no tax fees or other fees for the periods specified.

Donations

The donation expense for the year ended 30 June 2011 was NZ$588,000 (30 June 2010: NZ$86,000; 30 June 2009: NZ$41,000) which included Telecom’s contribution of NZ$400,000 towards the Canterbury earthquake relief efforts.

Parent Company

The Parent Company incurred no operating expenditure for the year ended 30 June 2011 (30 June 2010: NZ$1 million).

Note 6 Other gains, expenses and impairment

GROUP PARENT

YEAR ENDED 30 JUNE

2011 NZ$M

2010 NZ$M

2009 NZ$M

2011 NZ$M

2010 NZ$M

Other gains

Gain on sale of business 23 - - - -

Other gains 22 27 - - -

Gain on sale of cable - -12 - -

Adjustment to provision of intercompany balances - - - - 367

45 27 12 - 367

Asset impairments

Impairment of telecommunications equipment and plant 63 - - - -

Impairment of software 194 - - - -

Impairment of PowerTel goodwill - - 68 - -

Impairment of mobile network equipment - - 33 - -

Impairment of other network equipment - - 20 - -

Settlement received for other network equipment - - (20) - -

Adjustment to provision of intercompany balances - - - 182 -

Impairment of intercompany balances - - - 30 300

257 - 101 212 300

Other expenses

Natural disaster costs 42 - - - -

UFB-related costs 29 - - - -

71 - - - -

investor.telecom.co.nz 93

Other gains

Gain on sale of business

In the year ended 30 June 2011, the gain on sale of business of NZ$23 million comprised:

• NZ$18 million (A$15 million) gain on the sale of AAPT’s consumer division to iiNet Limited for NZ$76 million (A$60 million) in September 2010; and

• NZ$5 million (A$4 million) gain on the sale of Telecom’s share in Yahoo!Xtra New Zealand Limited to Yahoo!7 Pty Limited for NZ$5 million (A$4 million) in April 2011.

Refer to note 13 for details of the sale of Telecom’s investments in iiNet Limited and Macquarie Telecom Group Limited in the year ended 30 June 2011.

Other gains

In the year ended 30 June 2011 other gains of NZ$22 million (30 June 2010: NZ$27 million) represented various resolutions and settlements reached with a supplier.

Gain on sale of cable

In the year ended 30 June 2009 Telecom International recognised a NZ$12 million gain relating to the disposal of an undersea cable.

Asset impairments

Property, plant and equipment

Impairment of telecommunications equipment and software assets

In the year ended 30 June 2011 there were non-cash charges totalling NZ$257 million of the carrying value of certain property, plant and equipment and intangible assets.

These impairments arose following Telecom’s assessment of the Government’s May 2011 announcement of the selection of parties for the FTTP UFB programme and the subsequent passing of the Telecommunications Amendment Act (the Act) in June 2011, which seeks ultimately to move the New Zealand industry from a regulated copper path to a new fibre future. Management concluded that it was appropriate to impair certain assets that are expected to be stranded as a result of this longer-term change. Furthermore, regarding the commitment to Variation Four outcomes for Telecom Wholesale’s FMO programme, management determined that the changes arising from Telecom’s proposals relating to Variation Four have resulted in certain Wholesale regulatory assets also being impaired.

Certain material assets from the following programmes were assessed as being impaired at 30 June 2011:

• FNT – a regulatory programme to replace traditional PSTN voice with a VoIP service over copper broadband, which is no longer appropriate in a fibre-oriented world and is not expected to be launched to market.

• Retail NGT Stage 1 – Telecom’s Retail NGT programme related to the delivery of a new customer relationship management and billing capability system. The stage 1 systems and processes were intended to allow customers to utilise the Primary Line VoIP service and were delivered by FNT. This is now not expected to be launched.

• Wholesale FMO assets – based on Telecom’s expectation that the service improvement programme proposal under Variation Four will proceed, certain regulatory assets are now considered stranded.

Other than these impaired assets, that were fully written off, the remaining assets in these programmes have been identified for ongoing use, or reuse, by Telecom within the business and the recoverable amounts are their value in use. No other assets have been identified as being impaired in the year ended 30 June 2011.

Impairment of mobile network equipment

In the year ended 30 June 2009 an impairment charge of NZ$33 million was recognised to write off the carrying value of certain telecommunications equipment following the decision to implement WCDMA 850MHz technology for Telecom’s new XT mobile network rather than 2100MHz.

No impairment arose as a result of impairment reviews for the years ended 30 June 2011 or 30 June 2010.

Impairment of other network equipment

In the year ended 30 June 2009 a NZ$20 million impairment was recognised relating to the write-off of the carrying value of other telecommunications equipment following certain technological changes. Telecom received a corresponding NZ$20 million settlement from the supplier of the equipment as compensation and the compensation was netted against the impairment charge.

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

Other expenses Natural disaster costs

In the year ended 30 June 2011 NZ$42 million of costs were recognised in relation to the Canterbury earthquakes. These costs were comprised of incremental operational costs incurred, customer credits and asset impairments.

Parts of these costs are covered by Telecom’s reinsurance arrangements. However, no receivable from Telecom’s reinsurers has been able to be recognised in the year ended 30 June 2011, due to these proceeds not yet being virtually certain.

Other expenses

In the year ended 30 June 2011 NZ$29 million of costs were incurred in relation to Telecom’s proposal for, and involvement with, the Government’s UFB initiative and subsequent preparation for the proposed demerger.

Parent Company Intercompany balances

The NZ$182 million expense (30 June 2010: NZ$367 million credit) represents the movement in the value of a provision reflecting intercompany obligations of subsidiary companies assumed by the Parent Company.

There was also a write-down of investments in subsidiaries of NZ$30 million (30 June 2010: NZ$300 million) by the Parent Company.

94 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Note 7 Finance income and expense

GROUP PARENT

YEAR ENDED 30 JUNE

2011 NZ$M

2010 NZ$M

2009 NZ$M

2011 NZ$M

2010 NZ$M

Finance income:

Interest income from cash and deposits 8 8 28 - -

Other interest income 3 13 13 - -

Finance lease income 4 1 - - -

Interest income on loans to subsidiary companies - - - 361 306

Finance income 15 22 41 361 306

Finance expense:

Finance expense on long-term debt:

-Euro Medium Term Notes (EMTN)1 157 154 187 - -

-TeleBonds 41 42 43 - -

Revaluation of interest rate derivatives - 2 (5) - -

Other interest and finance expenses 21 24 35 - -

Interest expense on loans from subsidiary companies - - - 454 453

219 222 260 454 453

Less interest capitalised (16) (20) (18) - -

Finance expense 203 202 242 454 453

1 Includes NZ$73 million recycled from the cash flow hedge reserve for the year ended 30 June 2011 (30 June 2010: NZ$68 million; 30 June 2009: NZ$66 million).

Interest is capitalised on property, plant and equipment and intangible assets under development at an annualised rate of 7.7% (30 June 2010: 7.8%; 30 June 2009: 8.0%).

Note 8 Income tax

The income tax credit/(expense) is determined as follows:

GROUP PARENT

YEAR ENDED 30 JUNE

2011 NZ$M

2010 NZ$M

2009 NZ$M

2011 NZ$M

2010 NZ$M

Income statement

Current income tax

Current year income tax credit/(expense) (149) (67) (150) 27 45

Adjustments in respect of prior periods (8) - 23 - 2

Deferred income tax

Depreciation 50 (45) (2) - -

Provisions, accruals, tax losses and other1 (9) (14) (19) - (4)

Adjustments in respect of prior periods 6 (7) (12) - -

Reduction in tax rate2 (1) 18 - - -

Effects of other changes in tax legislation3 - (56) - - -

Income tax credit/(expense) recognised in income statement (111) (171) (160) 27 43

Statement of comprehensive income

Current income tax

Current year income tax credit/(expense) 17 - 20 - -

Deferred income tax

Fair value of derivative financial instruments 13 (4) 20 - -

Revaluation of listed investments - 9 (3) - -

Income tax credit/(expense) recognised in other comprehensive income 30 5 37 - -

1 Tax changes enacted in September 2010 resulted in the write down in the year ended 30 June 2011 of $18 million of recognised tax credits.

2 The company tax rate changed in New Zealand from 30% to 28%, effective for Telecom from 1 July 2011. A NZ$18 million tax credit in relation to the reduction in the company tax rate in New Zealand was recognised in the year ended 30 June 2010.

3 Tax changes announced in May 2010 from the Government’s 2010 budget resulted in a NZ$56 million increased tax expense in the year ended 30 June 2010 relating to the future removal of tax depreciation on certain buildings.

investor.telecom.co.nz 95

Reconciliation of income tax expense

GROUP PARENT

YEAR ENDED 30 JUNE

2011 NZ$M

2010 NZ$M

2009 NZ$M

2011 NZ$M

2010 NZ$M

Net earnings for the year 166 382 400 54 1,251

Total income tax credit/(expense) (111) (171) (160) 27 43

Net earnings before income tax 277 553 560 27 1,208

Tax at current rate of 30% (83) (166) (168) (8) (362)

Adjustment to taxation

Non-deductible items (8) - (24) (64) 20

Tax effects of non-New Zealand profits1 (11) 54 49 - -

Non-taxable intercompany dividends - - - 99 383

Reduction in tax rate2 (1) 18 - - -

Effects of other changes in tax legislation3 - (56) - - -

Adjustments in respect of prior periods (2) (7) 11 - 2

Benefit of current year losses not recognised (5) (14) (31) - -

Other (1) - 3 - -

Total income tax credit/(expense) (111) (171) (160) 27 43

1 Tax changes enacted in September 2010 resulted in the write down in the year ended 30 June 2011 of $18 million of recognised tax credits.

2 The company tax rate changed in New Zealand from 30% to 28%, effective for Telecom from 1 July 2011. A NZ$18 million tax credit in relation to the reduction in the company tax rate in New Zealand was recognised in the year ended 30 June 2010.

3 Tax changes announced in May 2010 from the Government’s 2010 budget resulted in a NZ$56 million increased tax expense in the year ended 30 June 2010 relating to the future removal of tax depreciation on certain buildings.

Income tax effects relating to each component of other comprehensive income

GROUP

YEAR ENDED 30 JUNE

2011

2010

2009

BEFORE TAX NZ$M

TAX CREDIT/(EXPENSE) NZ$M

NET OF TAX NZ$M

BEFORE TAX NZ$M

TAX CREDIT/(EXPENSE) NZ$M

NET OF TAX NZ$M

BEFORE TAX NZ$M

TAX CREDIT/(EXPENSE) NZ$M

NET OF TAX NZ$M

Translation of foreign operations (20) 12 (8) (10) 4 (6) 85 (9) 76

Hedge of net investment (16) 5 (11) 14 (4) 10 (98) 29 (69)

Reclassified to the income statement on disposal of foreign operation - - - - - - 2 - 2

Revaluation of long-term investments (48) - (48) 21 9 30 (7) (3) (10)

Cash flow hedges (see note 24) (40) 13 (27) 13 (4) 9 (68) 20 (48)

Total other comprehensive income/(loss) for the year (124) 30 (94) 38 5 43 (86) 37 (49)

Net earnings for the year 166 382 400

Total comprehensive income/(loss) for the year 72 425 351

96 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Note 9 Earnings per share

GROUP

YEAR ENDED 30 JUNE

2011

2010

2009

Basic earnings per share

Numerator:

Net earnings for the year (NZ$m) 166 382 400

Less net earnings attributable to non-controlling interests (2) (2) (2)

Net earnings attributable to equity holders (NZ$m) 164 380 398

Denominator – weighted average ordinary shares (in millions) 1,924 1,891 1,837

Basic earnings per share (in New Zealand dollars):

From net earnings attributable to equity holders 0.09 0.20 0.22

Diluted earnings per share

Denominator (in millions)

Ordinary shares 1,924 1,891 1,837

Options 4 4 2

1,928 1,895 1,839

Diluted earnings per share (in New Zealand dollars):

From net earnings attributable to equity holders 0.09 0.20 0.22

Anti-dilutive potential shares (in millions)

Options 1 3 8

Note 10 Derivative assets and liabilities

GROUP

YEAR ENDED 30 JUNE

2011 NZ$M

2010 NZ$M

Short-term derivative assets:

Forward exchange contracts 1 4

Currency options 1 -

2 4

Long-term derivative assets:

Forward exchange contracts - 4

Cross-currency interest rate swaps 40 47

40 51

Short-term derivative liabilities:

Forward exchange contracts (13) (17)

Interest rate swaps (2) (5)

Cross-currency interest rate swaps (318) -

(333) (22)

Long-term derivative liabilities:

Forward exchange contracts (4) (5)

Interest rate swaps (149) (141)

Cross-currency interest rate swaps (177) (294)

(330) (440)

investor.telecom.co.nz 97

Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates and interest rates.

The notional values of contract amounts outstanding are as follows:

GROUP

YEAR ENDED 30 JUNE

CURRENCY

MATURITIES

2011 NZ$M

2010 NZ$M

Cross-currency interest rate swaps AUD:USD 2011 624 594

NZD:GBP 2018 – 2020 736 736

NZD:CAD 2013 378 378

NZD:CHF 2012 258 258

Interest rate swaps AUD 2011 482 458

NZD 2012 – 2020 1,428 1,739

Forward exchange contracts NZD:AUD 2011 – 2012 320 329

NZD:USD 2011 – 2013 193 155

NZD:EUR 2011 – 2012 41 88

Other 2011 29 129

Currency options NZD:EUR 2011 – 2012 43 22

NZD:USD 2011 – 2012 63 -

NZD:AUD 2011 – 2012 21 -

Note 11 Receivables and prepayments

GROUP

PARENT

YEAR ENDED 30 JUNE

2011 NZ$M

2010 NZ$M

2011 NZ$M

2010 NZ$M

Short-term receivables and prepayments:

Trade receivables 495 481 - -

Less allowance for doubtful accounts receivable (25) (24) - -

470 457 - -

Unbilled rentals and tolls 106 132 - -

Finance lease receivable (see note 25) 22 12 - -

Prepaid expenses and other receivables 103 101 - -

Due from subsidiaries - - 1,611 1,626

701 702 1,611 1,626

Long-term receivables and prepayments:

Finance lease receivable (see note 25) 29 21 - -

Other receivables 15 10 - -

44 31 - -

Bad debts of NZ$17 million (30 June 2010: NZ$22 million) were written off against the allowance for doubtful accounts during the year.

Note 12 Inventories

GROUP

YEAR ENDED 30 JUNE

2011 NZ$M

2010 NZ$M

Maintenance materials and consumables 8 6

Goods held for resale 34 42

Work in progress 18 13

60 61

Total net of allowance for inventory obsolescence

Balance at beginning of the period (12) (15)

(Charged)/credited to the income statement 3 3

Balance at end of the period (9) (12)

98 Telecom Annual Report 2011

INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES

Note 13 Long-term investments

GROUP

PARENT

YEAR ENDED 30 JUNE

2011 NZ$M

2010 NZ$M

2011 NZ$M

2010 NZ$M

Shares in Hutchison 118 150 - -

Shares in other listed companies - 111 - -

Shares in unlisted companies 6 12 - -

Government stock 1 1 - -

Investment in associates - 2 - -

Subsidiary companies (see note 28)

Shares - - 6,029 6,064

Term advances - - 2,727 2,727

125 276 8,756 8,791

Shares in Hutchison

Telecom holds a 10% interest in Hutchison Telecommunications Australia Limited (Hutchison), which is quoted on the Australian Stock Exchange (ASX).

Hutchison’s shares have a quoted price, are assessed as operating in an active market and are considered to be a level 1 valuation input, as set out in NZ IFRS 7 ‘Financial Instruments: Disclosures’ (IFRS 7). Fair value has been determined by reference to the closing bid price as quoted on the ASX.

As at 30 June 2011 the quoted price of Hutchison’s shares on the ASX was A$0.068 (30 June 2010: A$0.090; 30 June 2009: A$0.105) which equated to the market value in NZD as shown above. Telecom’s investment in Hutchison is held at fair value through other comprehensive income.

Shares in other listed companies

Telecom sold its investments in Macquarie Telecom Group Limited and iiNet Limited for cash of NZ$100 million in the year ended 30 June 2011.

This sale had no impact on Telecom’s consolidated income statement as the investments were marked to market with the movements in fair value of these investments (including the difference between sales proceeds and carrying value) being recognised directly in other comprehensive income in accordance with NZ IFRS 9 ‘Financial Instruments’ (IFRS 9).

Shares in unlisted companies

Shares in unlisted companies relate to Telecom’s investment in TMT Ventures (TMT), a corporate venture capital programme. The venture capital is invested in a number of companies that are in start-up phase. Telecom has elected to classify this investment as fair value through other comprehensive income.

Associate companies

GROUP

YEAR ENDED 30 JUNE

2011 NZ$M

2010 NZ$M

Cost of investment in associates 39 41

Opening balance of share of associates’ equity (39) (40)

Share of associates’ net profits/(losses) 1 1

Disposal of associate (1) -

Equity accounted value of investment - 2

Telecom’s investment in associate companies consists of:

COUNTRY OWNERSHIP PRINCIPAL ACTIVITY

Pacific Carriage Holdings Limited Bermuda 50% A holding company

Southern Cross Cables Holdings Limited Bermuda 50% A holding company

Community Telco Australia Pty Limited Australia 50% Community telecommunications franchise

Telecom held a 49% share in Yahoo!Xtra Limited until this stake was sold for NZ$5 million (A$4 million) of cash proceeds in the year ended 30 June 2011. The Group’s results include nine months of this associate’s net profits up to the date of disposal.

investor.telecom.co.nz 99

Extract from associates’ financial statements GROUP YEAR ENDED 30 JUNE 2011 2010 NZ$M NZ$M Total assets 877 1,208 Total liabilities 1,742 2,186 Total revenues 237 294 Net earnings/(loss) 92 118 Telecom ceases to recognise a share of net losses on its associates where its share of losses and dividends received have exceeded the initial investment. As at 30 June 2011 Telecom’s share of the cumulative deficits of associates was NZ$460 million (30 June 2010: NZ$521 million). As at 30 June 2011 Telecom has not recognised cumulative losses of NZ$62 million (30 June 2010: NZ$121 million) and has recognised cumulative dividend income of NZ$565 million (30 June 2010: NZ$494 million) from these associates. Telecom has no obligation to fund these losses or repay dividends. Telecom’s share of profits not recognised for the year was NZ$46 million (30 June 2010: $58 million). Note 14 Intangible assets GROUP SPECTRUM OTHER WORK IN YEAR ENDED 30 JUNE 2011 SOFTWARE CAPACITY LICENCES INTANGIBLES GOODWILL PROGRESS2 TOTAL NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M Cost Balance as at 1 July 2010 2,020 595 60 57 1,088 208 4,028 Additions1 117 4—3—177 301 Disposals (145) (1)———(146) Transfers 209———(209)—Currency movements 21 (4)—- 51 1 69 Balance as at 30 June 2011 2,222 594 60 60 1,139 177 4,252 Accumulated amortisation and impairment losses Balance as at 1 July 2010 (1,378) (296) (30) (28) (982)—(2,714) Amortisation (254) (32) (3) (5)—- (294) Disposals 106 1———107 Impairment (note 6) (147)———(47) (194) Currency movements (15) 3—- (51)—(63) Balance as at 30 June 2011 (1,688) (324) (33) (33) (1,033) (47) (3,158) Net book value at 30 June 2011 534 270 27 27 106 130 1,094 GROUP SPECTRUM OTHER WORK IN YEAR ENDED 30 JUNE 2010 SOFTWARE CAPACITY LICENCES INTANGIBLES GOODWILL PROGRESS2 TOTAL NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M Cost Balance as at 1 July 2009 1,659 549 60 51 1,098 267 3,684 Additions1 109 48—7—208 372 Disposals (11)—- (1)—- (12) Transfers 267———(267)—Currency movements (4) (2)—- (10)—(16) Balance as at 30 June 2010 2,020 595 60 57 1,088 208 4,028 Accumulated amortisation and impairment losses Balance as at 1 July 2009 (1,172) (250) (27) (23) (992)—(2,464) Amortisation (220) (47) (3) (5)—- (275) Disposals 10———- 10 Currency movements 4 1—- 10—15 Balance as at 30 June 2010 (1,378) (296) (30) (28) (982)—(2,714) Net book value at 30 June 2010 642 299 30 29 106 208 1,314 1 Total software acquisitions in the year ended 30 June 2011 include NZ$11 million of internally generated assets (30 June 2010: NZ$15 million). 2 Work in progress was previously disclosed within property, plant and equipment. For the years end 30 June 2011 and 30 June 2010 work in progress has been separately disclosed within both intangible assets and property, plant and equipment. 100 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES Goodwill Telecom’s operating segments are determined to be cash-generating units, being the lowest level of asset for which there are separately identifiable cash flows. Goodwill by operating segment is presented below: GROUP YEAR ENDED 30 JUNE 2011 2010 NZ$M NZ$M Gen-i 81 81 Telecom Retail 25 25 106 106 Impairment testing The recoverable amount of each segment, or cash-generating unit (CGU), was calculated on the basis of value in use using a discounted cash flow model. Future cash flows were projected out two years, based on board-approved business plans, with key assumptions being segment earnings and capital expenditure for the segment based on individual business unit forecasts on expected future performance. Nil terminal growth was applied and a pre-tax discount rate of 12% was utilised. The terminal growth rates are determined based on the long-term historical growth rates of the sectors in which the CGU operates. The growth rates have been benchmarked against external data for the relevant sectors. None of the growth rates applied exceed the observed long-term historical average growth rates for those markets/sectors. The forecasted financial information is based on both past experience and future expectations of CGU performance. The major inputs and assumptions used in performing an impairment assessment that require judgement include revenue forecasts, operating cost projections, customer numbers and customer churn, interest rates, discount rates and future technology paths. During the years ended 30 June 2011 and 30 June 2010 no impairment arose as a result of the review of goodwill. During the year ended 30 June 2009, Telecom recognised an impairment loss of NZ$68 million, as disclosed in note 6. Significant headroom currently exists in each CGU and, based on sensitivity analysis performed, no reasonably possible changes in the assumptions would cause the carrying amount of the CGUs to exceed their recoverable amount. An increase in the discount rate to 16%, or a negative growth rate of 3% applied from FY13, would be required before the recoverable amount would fall below the carrying value of Gen-i. For Telecom Retail, the discount rate would need to exceed 18% or a negative growth rate of 5% be applied before an impairment occurred. Note 15 Property, plant and equipment GROUP TELECOMMUNICATIONS FREEHOLD WORK IN YEAR ENDED 30 JUNE 2011 EQUIPMENT AND PLANT LAND BUILDINGS OTHER ASSETS PROGRESS1 TOTAL NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M Cost Balance as at 1 July 2010 11,114 94 644 603 271 12,726 Additions 329—56 58 170 613 Transfers 269—- 1 (270)—Disposals (120)—(23) (31)—(174) Currency movements 78—3 6 (1) 86 Balance as at 30 June 2011 11,670 94 680 637 170 13,251 Accumulated depreciation and impairment losses Balance as at 1 July 2010 (7,878)—(365) (417)—(8,660) Depreciation charge (611)—(37) (85)—(733) Impairments (note 6) (60)—— (3) (63) Disposals 128—17 28—173 Currency movements (68)—(3) (5)—(76) Balance as at 30 June 2011 (8,489)—(388) (479) (3) (9,359) Net book value at 30 June 2011 3,181 94 292 158 167 3,892 investor.telecom.co.nz 101

GROUP TELECOMMUNICATIONS FREEHOLD WORK IN YEAR ENDED 30 JUNE 2010 EQUIPMENT AND PLANT LAND BUILDINGS OTHER ASSETS PROGRESS1 TOTAL NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M Cost Balance as at 1 July 2009 10,752 94 612 517 187 12,162 Additions 411—39 93 271 814 Transfers 189—- (2) (187)—Disposals (218)—(5) (4)—(227) Currency movements (20)—(2) (1)—(23) Balance as at 30 June 2010 11,114 94 644 603 271 12,726 Accumulated depreciation and impairment losses Balance as at 1 July 2009 (7,463)—(336) (342)—(8,141) Depreciation charge (646)—(31) (80)—(757) Disposals 214—4 4—222 Currency movements 17—(2) 1—16 Balance as at 30 June 2010 (7,878)—(365) (417)—(8,660) Net book value at 30 June 2010 3,236 94 279 186 271 4,066 1 Work in progress was previously disclosed within property, plant and equipment. For the years end 30 June 2011 and 30 June 2010 work in progress has been separately disclosed within both intangible assets and property, plant and equipment. Values ascribed to land and buildings Telecom’s properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network. Operating leases Included in buildings at 30 June 2011 are buildings on leasehold land with a cost of NZ$15 million (30 June 2010: NZ$14 million) together with accumulated depreciation of NZ$6 million (30 June 2010: NZ$6 million). Finance leases Telecom has certain equipment subject to finance lease arrangements. This equipment is included in the telecommunications equipment category of property, plant and equipment. As at 30 June 2011 the equipment capitalised under finance leases had a cost of NZ$88 million (30 June 2010: NZ$88 million) together with accumulated depreciation of NZ$88 million (30 June 2010: NZ$76 million). Telecom had prepaid all its minimum lease payments under these finance leases and as a result has no outstanding finance lease liability. Land claims Under the Treaty of Waitangi Act 1975, all interests in land included in the assets purchased from the New Zealand Government may be subject to claims to the Waitangi Tribunal, which has the power to recommend, in appropriate circumstances, with binding effect, that the land be resumed by the Government in order that it be returned to Maori claimants. In the event that the Government resumes land, compensation will be paid to Telecom under the provisions of the Public Works Act 1981. If this is insufficient to cover the loss, certain additional compensation is payable under the provisions of the sale and purchase agreement between the Company and the Government. Under the State-Owned Enterprises Act 1986, the Governor-General of New Zealand, if satisfied that any land or interest in land held by Telecom is wahi tapu (being land of special spiritual, cultural or historical tribal significance), may declare by Order in Council that the land be resumed by the Government, with compensation payable to Telecom under the provisions of the Public Works Act 1981. Telecom would expect to negotiate with the new Maori owners for continued occupancy rights of any sites resumed by the Government. Note 16 Accounts payable and accruals GROUP PARENT YEAR ENDED 30 JUNE 2011 2010 2011 2010 NZ$M NZ$M NZ$M NZ$M Trade accounts payable 597 809—- Accrued personnel costs 162 157—- Revenue billed in advance 139 117—- Accrued interest 36 37—- Other accrued expenses 57 51 30 41 991 1,171 30 41 102 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES Note 17 Provisions GROUP COMMERCIAL RESTRUCTURING PROPERTY OTHER TOTAL YEAR ENDED 30 JUNE 2011 NZ$M NZ$M NZ$M NZ$M NZ$M Balance at 1 July 2010 2 11 28 25 66 Provisions made during the year—5 5 38 48 Provisions utilised during the year (1) (5) (2) (14) (22) Release of provision —- (3) (16) (19) Balance as at 30 June 2011 1 11 28 33 73 Current 1 11 4 22 38 Non-current —- 24 11 35 Commercial These provisions principally relate to the cost of rectifying several billing application configuration issues and cover the cost of investigating and resolving these issues. The remaining balance is expected to be utilised during the year ended 30 June 2012. Restructuring These provisions relate to restructuring activities previously undertaken or announced and are expected to be completed by the year ended 30 June 2012. Property Property provisions relate primarily to make-good requirements under property leases and onerous leases. NZ$4 million is expected to be utilised during the year ended 30 June 2012. The remainder, disclosed as non-current, is expected to be utilised beyond one year. Other Other provisions include legal and miscellaneous other provisions. NZ$22 million is expected to be utilised by the year ended 30 June 2012. The remainder, disclosed as non-current, is ongoing. For further detail on litigation, refer to note 26. Parent As at 30 June 2011 the Parent’s obligation under a letter of support over subsidiary debts was NZ$2,741 million (30 June 2010: NZ$2,548 million). Note 18 Debt due within one year GROUP PARENT YEAR ENDED 30 JUNE 2011 2010 2011 2010 NZ$M NZ$M NZ$M NZ$M Long-term debt maturing within one year (see note 20) 304 21—- Short-term debt 93 163—- Due to subsidiaries —- 5,924 5,907 397 184 5,924 5,907 investor.telecom.co.nz 103

Note 19 Deferred tax GROUP TAX PROVISIONS YEAR ENDED 30 JUNE 2011 DEPRECIATION AND ACCRUALS TAX LOSSES OTHER TOTAL NZ$M NZ$M NZ$M NZ$M NZ$M Assets/(liabilities) Balance at beginning of the year (338) 44—9 (285) Amounts recognised in earnings Relating to the current period 47 (5)—(2) 40 Adjustments in respect of prior periods 2 3—1 6 Amounts recognised in equity Relating to the current period—— 13 13 (289) 42—21 (226) GROUP TAX PROVISIONS YEAR ENDED 30 JUNE 2010 DEPRECIATION AND ACCRUALS TAX LOSSES OTHER TOTAL NZ$M NZ$M NZ$M NZ$M NZ$M Assets/(liabilities) Balance at beginning of the year (255) 45 30 (6) (186) Amounts recognised in earnings Relating to the current period (83) (1) (30) 17 (97) Adjustments in respect of prior periods—— (7) (7) Amounts recognised in equity Relating to the current period—— 5 5 (338) 44—9 (285) Telecom has not recognised the tax effect of accumulated losses and temporary differences amounting to NZ$462 million at 30 June 2011 (30 June 2010: NZ$405 million), based on the relevant corporation tax rate of the applicable tax authority. Of these, NZ$37 million are considered to be restricted as to their use and cannot be utilised against future taxable operating profits. The rest of these losses and temporary differences may be available to be carried forward to offset against future taxable income. However, utilisation is contingent on the relevant subsidiaries producing taxable profits over a significant period of time and is subject to compliance with the relevant taxation authority requirements. As at 30 June 2011 NZ$2 million of these accumulated losses expire through to 2017 if not utilised. As at 30 June 2011 the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is nil (30 June 2010: NZ$6 million). On 27 May 2010 the New Zealand Government enacted the Taxation (Budget Measures) Act 2010, which changes the effective rate at which Telecom’s temporary differences will reverse, from 30% to 28%, effective from the year beginning 1 July 2011. Deferred tax assets and liabilities that will reverse on or after this date have been revalued accordingly. Note 20 Long-term debt GROUP YEAR ENDED 30 JUNE 2011 2010 NZ$M NZ$M EMTN 1,468 1,603 TeleBonds 542 563 2,010 2,166 Less unamortised discount (6) (8) 2,004 2,158 Less long-term debt maturing within one year (see note 18) (304) (21) 1,700 2,137 Schedule of maturities Due 1 to 2 years 601 363 Due 2 to 3 years 346 578 Due 3 to 4 years 73 379 Due 4 to 5 years 150 73 Due over 5 years 530 744 Total due after one year 1,700 2,137 104 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES None of Telecom’s debt is secured and all rank equally with other liabilities. There are no financial covenants over Telecom’s debt. However, there are certain triggers in the event of default, as defined in the various debt agreements. There have been no events of default over Telecom’s debt in the years ended 30 June 2011 and 30 June 2010. As the proposed demerger is planned to take place within twelve months of the balance sheet date, it is possible that Telecom may repay more debt within twelve months than it is contractually obliged to as part of a wider debt restructuring programme. Telecom issued no long-term debt during the year ended 30 June 2011 and 2010. Euro Medium Term Notes GROUP YEAR ENDED 30 JUNE 2011 2010 FACE VALUE DUE INTEREST RATEi NZ$M NZ$M 250m USD 14 Dec 2011 6.8% 302 361 200m CHF 6 Aug 2012 4.4% 290 267 275m CAD 11 Oct 2013 4.8% 343 377 125m GBP 14 May 2018 5.6% 242 272 150m GBP 6 Apr 2020 5.8% 291 326 1,468 1,603 1 Before hedging instruments. Cross-currency interest rate swaps and interest rate swaps have been entered into to manage the EMTN currency and interest rate risk exposures (see note 24). The US$250 million issue maturing December 2011 has pricing triggers in the event of a rating downgrade. These triggers would require Telecom’s long-term ratings from Standard & Poor’s or Moody’s Investors Service to fall below A- or A3 respectively before increased interest rates would apply. See note 24 for information on Telecom’s credit rating. TeleBonds Telecom has issued bonds (TeleBonds) to institutional and retail investors. These have been issued as compounding, income or zero coupon bonds. TeleBonds have effective interest rates ranging from 6.9% to 8.7% and maturity dates between April 2012 and April 2016. During the year ended 30 June 2011 NZ$21 million of TeleBonds matured and were repaid (30 June 2010: NZ$15 million). Note 21 Equity Contributed capital Movements in the Company’s issued ordinary shares were as follows: GROUP AND PARENT 2011 2010 YEAR ENDED 30 JUNE NUMBER NZ$M NUMBER NZ$M Balance at the beginning of the year 1,920,694,831 1,515 1,862,098,154 1,384 Dividend reinvestment plan 3,388,197 7 55,196,482 128 Restricted share scheme 433,264 1 2,724,858 2 Share rights scheme 161,844 5 675,337 1 Balance at the end of the year 1,924,678,136 1,528 1,920,694,831 1,515 All issued shares are fully paid and have no par value. Shareholders of ordinary shares have the right to vote at any general meeting of the Company except that the Company’s constitution provides for certain restrictions on voting, including where a holder holds more than 10% of the ordinary shares in breach of shareholding limitations. A special rights convertible preference share (the Kiwi Share) was created on 11 September 1990 and is registered in the name of, and may only be held by, the Minister of Finance on behalf of the Crown. The consent of the holder of the Kiwi Share is required for the amendment, removal or alteration of the effect of certain provisions of the Company’s constitution, which was adopted upon re-registration on 27 September 1996 under the Companies Act 1993. The Company’s constitution also contains provisions that require Telecom to observe certain principles relating to the provision of telephone services and their prices, as well as requiring the consent of the holder of the Kiwi Share and the board of Telecom for a person to become the holder of an interest in 10% or more of the voting shares in Telecom. The holder of the Kiwi Share is not entitled to vote at any meetings of the Company’s shareholders nor participate in the capital or profits of the Company, except for repayment of NZ$1 of capital upon a winding up. The Kiwi Share may be converted to an ordinary share at any time by the holder thereof, at which time all rights and powers attached to the Kiwi Share will cease to have any application. investor.telecom.co.nz 105

Dividend reinvestment plan Note 22 Employee share schemes Telecom has a dividend reinvestment plan. However, due to the ongoing UFB initiative and the associated proposed demerger Telecom incentive schemes of Telecom, the plan has now been suspended. Under the plan, Telecom operates a number of incentive schemes, which include shareholders can elect to receive dividends in additional shares. In a share option scheme, a restricted share scheme and share rights respect of the year ended 30 June 2011, 3,388,197 shares with a total schemes. The total charge recognised for these schemes during the value of NZ$7 million were issued in lieu of a cash dividend (30 June year ended 30 June 2011 was NZ$8 million (30 June 2010: NZ$11 2010: 55,196,482 shares with a total value of NZ$128 million). During million; 30 June 2009: NZ$10 million). The awards under the schemes the years ended 30 June 2010 and 2011, no shares were repurchased are settled with ordinary shares of the Parent Company. and cancelled. Shares issued in lieu of dividends are excluded from dividends paid in the cash flow statement. Telecom share option scheme Restricted share scheme, share rights scheme and Telecom operated a share option scheme from 1994 to 2005 whereby exercise of options certain employees were granted options to purchase ordinary shares in the Company. Each option granted converts to one ordinary See note 22 for details of Telecom’s employee share schemes. share on exercise. A participant may exercise their options (subject Shares held in trust to employment conditions) at any time during a prescribed period from the vest date to the date the option lapses. For these options to As detailed in note 22, shares are held in trust when they are waiting to be exercised Telecom’s share price must exceed the option exercise be allocated to employees under the Telecom restricted share scheme. price escalated by the cost of equity less dividends paid, within the At 30 June 2011, 2,222,907 shares were held in trust (30 June 2010: applicable period. External advisers calculate the cost of equity annually 1,713,948). and achievement of the performance hurdle is independently verified. Hedge reserve No options were issued to employees under the share option scheme during the years ended 30 June 2011, 2010 or 2009 and no options Movements in the fair value of derivatives are recognised directly in the were exercised during the year ended 30 June 2011 (30 June 2010: nil). hedge reserve when the derivative is in an effective cash flow hedge In prior years, options have been issued with a maximum term of relationship. Cash flow hedge relationships are established at the point six years. New ordinary shares are issued in accordance with the the derivative is recognised by Telecom and documentation details constitution upon the exercise of options. The price payable on exercise the relationship and how effectiveness will be measured. The fair value will be equivalent to the average daily closing price of Telecom shares of derivatives is removed from the hedge reserve and recognised in reported on the New Zealand Stock Exchange for the business days the carrying value of the hedged item or recognised in the income in the month immediately preceding the date on which options are statement as appropriate. granted (subject to adjustment if the shares traded ‘cum dividend’). Non-controlling interest The options granted are determined by a committee of the board of directors pursuant to the share option scheme. The average share price Non-controlling, or minority, interest consists of the share of net during the year was NZ$2.14 (30 June 2010: NZ$2.40) and the intrinsic earnings less dividends of entities not held by Telecom, where Telecom value of options exercised was nil (30 June 2010: nil). The intrinsic value controls the entity. of options outstanding and exercisable as at 30 June 2011 is nil Deferred compensation reserve (30 June 2010: nil). Deferred compensation relating to restricted shares or share options Information regarding options granted under the share option scheme is recognised over the related vesting period. Amounts are transferred is as follows: from the deferred compensation reserve to share capital upon the OPTION PRICE1 vesting of the share or the option. NZ$ NUMBER OF OPTIONS Revaluation reserve 30 June 2009 5.72 3,795,980 Lapsed 5.49 (2,120,589) The revaluation reserve is used to record the cumulative fair value gains and losses recognised on financial assets that are recognised at 30 June 2010 6.02 1,675,391 fair value through other comprehensive income. In accordance with Lapsed 5.96 (1,088,052) IFRS 9, gains and losses are recorded in other comprehensive income 30 June 2011 6.11 587,339 and cumulative gains and losses are no longer recycled to the income 1 Weighted average statement on disposal of the assets. The following table summarises Telecom’s share options outstanding: Foreign currency translation reserve OPTIONS OUTSTANDING AS AT 30 JUNE 2011 Translation differences arising on the results and net assets of OPTIONS PRICE1 REMAINING LIFE1 PERIOD GRANTED subsidiaries with functional currencies other than New Zealand dollars OUTSTANDING NZ$ _MONTHS_ are recognised in the foreign currency translation reserve. Movements 1 July 2005 – 30 June 2006 587,339 6.11 2.5 in the fair value of derivative financial instruments, that are effective 587,339 hedges of Telecom’s net investment in subsidiaries subject to these 1 Weighted average translation differences, are also recognised directly in the foreign currency translation reserve. The cumulative amounts are released to All options are currently exercisable. the income statement upon disposal or wind up of these subsidiaries. 106 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES Telecom restricted share scheme Information regarding options granted under the share rights schemes The Telecom restricted share scheme (RSS) was introduced for selected is as follows: Telecom employees. Under the RSS, Telecom shares are issued to NUMBER OF OPTIONS Telecom Trustee Limited, a Telecom subsidiary, and subsequently 30 June 2009 2,795,470 allocated to participants using funds lent to them by Telecom. Under Granted 2,606,353 the RSS, the length of the retention period before awards vest is Exercised (388,122) between one and three years. If the individual is still employed by the Group at the end of the specified period, the employee is given a cash Forfeited (471,889) bonus which must be used to repay the loan and the restrictions on 30 June 2010 4,541,812 the shares are removed. The number of shares awarded is determined Exercised (512,815) by a committee of the board of directors. The weighted average grant Forfeited (835,257) date fair value of restricted shares issued during the year was nil (30 30 June 2011 3,193,740 June 2010: NZ$2.70; 30 June 2009: NZ$3.03). Shares with a grant date fair value of NZ$4 million vested during the year (30 June 2010: NZ$4 The following table summarises Telecom’s SRS options outstanding: million; 30 June 2009: NZ$4 million). OPTIONS OUTSTANDING AS AT 30 JUNE 2011 Information regarding shares awarded under the RSS PERIOD GRANTED OPTIONS REMAINING LIFE1 OUTSTANDING _YEARS_ is as follows: 1 July 2007 – 30 June 2008 134,100 0.5 NUMBER OF SHARES 1 July 2008 – 30 June 2009 1,167,943 1.2 Unvested shares as at 30 June 2009 3,730,432 1 July 2009 – 30 June 2010 1,891,697 2.1 Awarded pursuant to RSS 2,276,720 3,193,740 Forfeited (521,545) Vested (1,069,969) 1 Weighted average Unvested shares as at 30 June 2010 4,415,638 As at 30 June 2011 there were 134,100 SRS options exercisable Forfeited (492,647) (30 June 2010: nil). Vested (907,204) Unvested shares as at 30 June 2011 3,015,787 Fair value of share scheme awards Percentage of total ordinary shares 0.2% Options granted under the SRS are valued based on the volume weighted average price of 20 days prior to grant date. The number of shares awarded pursuant to the RSS does not equal the In the year ended 30 June 2011 Telecom has made no new awards number of shares created for the scheme, as lapsed shares are held in under the SRS that are subject to performance conditions. The charge trust and reissued. relating to all SRS awards was NZ$3 million in the year ending 30 June Telecom share rights schemes 2011 (year ending 30 June 2010: NZ$2 million). No awards were made in 2011; however, in determining the fair value The Telecom share rights scheme (SRS) is used for selected Telecom for past awards subject to performance conditions, Telecom considered executives and senior employees. Telecom also operates CEO the following: performance rights schemes. Under these schemes, participants are granted the option to purchase company shares at a nil exercise price. 2010 The exercise date of each option is variable, but is usually three years Share price 2.71 from the allocation date. Except under special circumstances, the Risk-free interest rate 4.4% options will be exercisable at the end of a specified period only if the Expected dividend yield 8.9% individual is still employed by the Group and, in the case of executives, Expected option life (in years) 4.25 a total shareholder return performance hurdle has been met. The Expected stock price volatility 29.3% number of options granted is determined by a committee of the board of directors. The weighted average grant date fair value of options Volatility was based on historic volatility in Telecom’s share price. issued during the year was nil (30 June 2010: NZ$2.69; 30 June 2009: NZ$5 million of share scheme awards remain unvested and not NZ$2.94). The intrinsic value of options exercised during the year was expensed as at 30 June 2011 (30 June 2010: NZ$15 million). This NZ$1 million (30 June 2010: NZ$1 million; 30 June 2009: NZ$2 million). expense will be recognised over the vesting period of the awards to Options with an intrinsic value of NZ$8 million remain outstanding at 30 June 2013. the year end. investor.telecom.co.nz 107

Note 23 Dividends Dividends declared and provided by the Parent Company are as follows: YEAR ENDED 30 JUNE 2011 2010 _DOLLARS IN MILLIONS, EXCEPT FOR PER SHARE AMOUNTS_ NZ$M NZ$M Previous year fourth quarter dividend paid 115 112 First quarter dividend paid 67 112 Supplementary dividend 10—Second quarter dividend paid 67 114 Supplementary dividend 9—Third quarter dividend paid 68 115 Supplementary dividend 9— 345 453 Fourth quarter dividend declared subsequent to balance date not provided for (see note 31) 144 115 Additional fourth quarter dividend declared subsequent to balance date not provided for (see note 31) 38—Dividends per share paid in the year (excluding supplementary dividends) NZ$0.165 NZ$0.240 Telecom receives an equivalent tax credit from the New Zealand Inland Revenue Department for the amount of supplementary dividends paid. The following summary is based on tax laws of New Zealand as at 30 June 2011 and is subject to changes in New Zealand tax law, including changes that could have retroactive effect. Shareholders should seek taxation advice on the taxation treatment of their dividends. In general, shareholders may be subject to income tax on dividends received from Telecom under the relevant taxation laws to which they are subject. Generally, to the extent imputation credits are attached to dividends, New Zealand tax resident shareholders may be able to claim the imputation credits to reduce their New Zealand income tax liability on any gross dividend amount. Resident withholding tax will be deducted (at a rate of 33%) from dividend payments made to New Zealand tax resident shareholders, reduced by any imputation credits attached to dividend payments. New Zealand generally imposes a 30% withholding tax on dividends paid by a New Zealand company to a non-resident shareholder. Reduced rates (often 15%) generally apply to non-resident shareholders who are entitled to the benefit of an international tax treaty. To the extent imputation credits are attached to dividends that are subject to non-resident withholding tax at 15%, a supplementary dividend (which is in addition to an ordinary dividend) may be attached to dividends to non-resident shareholders to offset the rate of withholding. Note 24 Financial instruments and risk management Telecom manages its treasury activities through a board-approved treasury constitution consisting of treasury governance and policy frameworks. Telecom is exposed to foreign currency, interest rate, credit, liquidity and equity risks. Each of these risks, the associated financial instruments and the management of those risks, are detailed in this note. 108 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES Financial Instruments Telecom’s financial instruments are classified under IFRS as follows: FAIR VALUE THROUGH DESIGNATED FAIR VALUE THROUGH OTHER COMPREHENSIVE IN HEDGING GROUP YEAR ENDED 30 JUNE 2011 PROFIT OR LOSS INCOME RELATIONSHIPS AMORTISED COST TOTAL NZ$M NZ$M NZ$M NZ$M NZ$M Assets Current assets Cash 324—— 324 Collateral funds 110—— 110 Short-term derivative assets 1—1—2 Trade and other receivables —— 470 470 Finance lease receivables —— 22 22 435—1 492 928 Non-current assets Long-term derivative assets —- 40—40 Other receivables —— 15 15 Finance lease receivables —— 29 29 Long-term investments1 —124—1 125 —124 40 45 209 Liabilities Current liabilities Short-term derivative liabilities —- (333)—(333) Trade accounts payable —— (597) (597) Short-term debt —— (93) (93) Long-term debt due within one year—— (304) (304) —- (333) (994) (1,327) Non-current liabilities Long-term derivative liabilities (72)—(258)—(330) Long-term debt due after one year—— (1,700) (1,700) (72)—(258) (1,700) (2,030) 1 Excludes associates. FAIR VALUE THROUGH DESIGNATED IN FAIR VALUE THROUGH OTHER COMPREHENSIVE HEDGING GROUP YEAR ENDED 30 JUNE 2010 PROFIT OR LOSS INCOME RELATIONSHIPS AMORTISED COST TOTAL NZ$M NZ$M NZ$M NZ$M NZ$M Assets Current assets Cash 339—— 339 Collateral funds 21—— 21 Short-term derivative assets 1—3—4 Trade and other receivables —— 461 461 Finance lease receivables —— 12 12 361—3 473 837 Non-current assets Long-term derivative assets —- 51—51 Other receivables —— 10 10 Finance lease receivables —— 21 21 Long-term investments1 —273—1 274 —273 51 32 356 Liabilities Current liabilities Short-term derivative liabilities (1)—(21)—(22) Trade accounts payable —— (809) (809) Short-term debt —— (163) (163) Long-term debt due within one year—— (21) (21) (1)—(21) (993) (1,015) Non-current liabilities Long-term derivative liabilities (49)—(391)—(440) Long-term debt due after one year—— (2,137) (2,137) (49)—(391) (2,137) (2,577) 1 Excludes associates. investor.telecom.co.nz 109

Reclassi_cations There have been no reclassifications between financial instrument categories during the years ended 30 June 2011 and 30 June 2010. Fair value of financial instruments Under IFRS, financial instruments are either carried at amortised cost, less any provision for impairment, or fair value. The only significant variances between instruments held at amortised cost and their fair value relates to long-term debt. The table below categorises Telecom’s financial assets and liabilities that are measured at fair value by the significance of the inputs used in making the measurements, as prescribed in IFRS 7: Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (ie, as prices) or indirectly (ie, derived from prices); and Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). GROUP YEAR ENDED 30 JUNE 2011 LEVEL 1 LEVEL 2 LEVEL 3 TOTAL NZ$M NZ$M NZ$M NZ$M Financial assets Cash 324—- 324 Collateral funds 110—- 110 Short-term derivative assets—2—2 Long-term derivative assets—40—40 Long-term investments1 118—6 124 552 42 6 600 Financial liabilities Short-term derivative liabilities—(333)—(333) Long-term derivative liabilities—(330)—(330) —(663)—(663) 1 Excludes associates and Government stock. GROUP YEAR ENDED 30 JUNE 2010 LEVEL 1 LEVEL 2 LEVEL 3 TOTAL NZ$M NZ$M NZ$M NZ$M Financial assets Cash 339—- 339 Collateral funds 21—- 21 Short-term derivative assets—4—4 Long-term derivative assets—51—51 Long-term investments1 261—12 273 621 55 12 688 Financial liabilities Short-term derivative liabilities—(22)—(22) Long-term derivative liabilities—(440)—(440) —(462)—(462) 1 Excludes associates and Government stock. Reconciliation of Level 3 fair value measurements of financial assets: GROUP 2011 2010 YEAR ENDED 30 JUNE NZ$M NZ$M Long-term investment in TMT Balance at beginning of the year 12 22 Adjustment on the adoption of IFRS 9 recognised in the revaluation reserve as at 1 July 2009 —(4) Gain/(loss) recognised in other comprehensive income (5)—Investment return (1) (6) Balance at end of the year 6 12 Gains and losses on Telecom’s long-term investment in TMT relate to the investment held at the end of the reporting period and are reported as a revaluation of investments in other comprehensive income. The following methods and assumptions were used to estimate the fair value of each class of financial instrument: 110 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES Long-term investments Risk management At 30 June 2011, Telecom had quoted and unquoted investments. The Telecom is exposed to market risk due to foreign currency, interest rates quoted investments have standard terms and conditions and are traded and price risk, as well as credit risk, liquidity risk and equity price risk. in active markets. Telecom measures its investment in Hutchison and in TMT at fair value and, due to the strategic nature of the investments Market risk held, Telecom has elected to carry these investments at fair value Telecom is exposed to market risk primarily from changes in foreign through other comprehensive income. Telecom has chosen to measure currency exchange rates and interest rates. Telecom employs risk the fair value of Hutchison under IFRS 9 using the observable market management strategies, including the use of derivatives, such as share price. TMT’s fair value is based on the latest available fund interest rate swaps, forward exchange contracts, foreign currency manager’s report. This election also applied to other listed investments options and cross-currency interest rate swaps, to manage these previously held, but disposed of in the year ended 30 June 2011 (refer exposures. Telecom monitors the use of derivative financial instruments note 13). through the use of well-defined market and credit risk limits and timely reports to senior management. Telecom does not hold or issue Cross-currency interest rate swaps, interest rate swaps, derivative financial instruments for trading purposes. All contracts forward exchange contracts and currency options have been entered into with major creditworthy financial institutions. Fair values are estimated on the basis of the quoted market prices of The risk associated with these transactions is the cost of replacing these instruments. If a listed market price is unavailable, then fair value is these agreements at the current market rates in the event of default estimated by using a valuation model involving discounted future cash by counterparty. Telecom is also subject to equity price risk in relation flows of the derivative using the applicable forward price curve (for the to long-term investments in listed and unlisted companies, as well as relevant interest rate, foreign exchange rate or commodity price) and investments in associate companies, when not fully written down. discount rate. Currency risk Finance lease receivable Telecom’s primary objective in managing foreign currency risk is to The fair value of finance lease receivables is estimated to be NZ$53 protect against the risk that the eventual New Zealand dollar net million (30 June 2010: NZ$37 million), using a discount rate based on cash flows will be adversely affected by changes in foreign currency the three-year swap rate and adding a credit margin that reflects the exchange rates. To do this Telecom enters into forward exchange credit quality of the receivables. contracts and foreign currency options to reduce its foreign currency exposures. Forward exchange contracts are also used to hedge certain Long-term debt foreign currency assets. The fair value of long-term debt (calculated based on the present value Foreign currency assets, where appropriate, are naturally hedged of future principal and interest cash flows, discounted at market interest by holding liabilities in the same currency. Capital and operational rates at balance date) was NZ$2,128 million compared to a carrying expenditure in foreign currencies that are highly probable may be value of NZ$2,004 million (30 June 2010: fair value of NZ$2,286 million hedged. Exposures with amounts and timing that are less than certain compared to a carrying value of NZ$2,158 million). can be proportionately hedged, based on certain benchmarks. Cash, collateral funds, short-term investments, short- The majority of Telecom’s long-term debt has been issued in foreign term debt, trade receivables, other receivables and trade currencies under Telecom’s Euro Medium Term Note programme. accounts payable Telecom enters into cross-currency interest rate swaps to convert The carrying amounts of these balances are approximately equivalent the foreign currency borrowings into a floating rate New Zealand to their fair value because of the short term to maturity. dollar or Australian dollar exposure. All debt not denominated in New Zealand dollars or Australian dollars is hedged. Debt denominated in Other assumptions foreign currencies is translated to New Zealand or Australian dollars NZD forward interest rates used to determine fair values range from with currency translation recognised in the income statement. These 2.6% to 7.2%. movements are offset by the translation of the principal value of the related cross-currency interest rate swaps. Telecom uses forward exchange contracts and foreign currency options to hedge forecast transactions that have a high probability of occurrence and firm purchase commitments, fair value changes in foreign currency receivables and payables and to hedge certain investments in foreign operations. investor.telecom.co.nz 111

Telecom’s exposure to foreign currencies arising from financial instruments is: GROUP YEAR ENDED 30 JUNE 2011 AUD1 USD EUR GBP CAD CHF OTHER TOTAL NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M Exposures Cash 23 25 2 16—- 2 68 Collateral funds—110———- 110 Trade receivables 141 10—15—— 166 Trade accounts payable (98) (29) (5) (15)—- (19) (166) Long-term investments 118 2———- 120 Short-term debt (13)———— (13) Long-term debt—(301)—(530) (343) (289)—(1,463) Total exposure from non-derivative financial instruments 171 (183) (3) (514) (343) (289) (17) (1,178) Hedging instruments Forward exchange contracts (299) (11) 38—— 19 (253) NZ$ cross-currency interest rate swaps—— 530 343 289—1,162 A$ cross-currency interest rate swaps (624) 301———- (323) Total exposure from hedging instruments (923) 290 38 530 343 289 19 586 1 Includes balance held in Australian operations. GROUP YEAR ENDED 30 JUNE 2010 AUD1 USD EUR GBP CAD CHF OTHER TOTAL NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M Exposures Cash 20 66—34—- 2 122 Collateral funds—21———- 21 Trade receivables 120 44—12—- 11 187 Trade accounts payable (111) (116) (15) (18)—- (21) (281) Long-term investments 261 3———- 264 Short-term debt (25)—(109)———(134) Long-term debt—(360)—(595) (376) (266)—(1,597) Total exposure from non-derivative financial instruments 265 (342) (124) (567) (376) (266) (8) (1,418) Hedging instruments Forward exchange contracts (415) 157 187—— 9 (62) NZ$ cross-currency interest rate swaps—— 595 376 266—1,237 A$ cross-currency interest rate swaps (594) 360———- (234) Total exposure from hedging instruments (1,009) 517 187 595 376 266 9 941 1 Includes balance held in Australian operations. The above table includes Telecom’s foreign currency exposures to financial instruments. Non-financial assets or liabilities of foreign operations are excluded. Forecast sales and purchases in foreign currencies have not been included in the table above as they are not financial instruments. As at 30 June 2011 a movement of 10% in the New Zealand dollar would impact the income statement and statement of changes in equity as detailed in the table below: 10% DECREASE 10% INCREASE GROUP YEAR ENDED 30 JUNE 2011 2010 2011 2010 NZ$M NZ$M NZ$M NZ$M Impact on: Net earnings before income tax (4) (4) 3 3 Equity (before income tax) (87) (50) 81 45 This analysis assumes a movement in the New Zealand dollar across all currencies and only includes the effect of foreign exchange movements on financial instruments. All other variables remain constant. 112 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES Interest rate risk Telecom employs the use of derivative financial instruments for the purpose of reducing its exposure to fluctuations in interest rates. Telecom uses cross-currency interest rate swaps to convert foreign currency borrowings into floating rate New Zealand dollar and Australian dollar positions. Interest rate swaps have been used to convert the majority of the floating rate positions into fixed rate positions. As a consequence, Telecom’s interest rate positions are limited to New Zealand and Australian yield curves. Telecom’s objectives of interest rate risk management is to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom’s interest expense and net earnings within policies approved by the Telecom board. Telecom’s treasury constitution requires that interest rate repricing is to be spread over a ten-year horizon. Interest rate repricing analysis The following table indicates the effective interest rates and the earliest period in which recognised financial instruments reprice. Fixed rate balances are presented, including the effect of derivative financial instruments, hedging both interest rates and foreign exchange. GROUP WEIGHTED GREATER YEAR ENDED 30 JUNE 2011 EFFECTIVE WITHIN 1_2 2_3 3_4 4_5 THAN INTEREST RATE 1 YEAR YEARS YEARS YEARS YEARS 5 YEARS TOTAL NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M Floating rate: Cash and collateral funds balances 2.0% 434———- 434 Long-term debt 6.3% (142)———- (142) Short-term debt 3.0% (35)———- (35) Fixed rate: Long-term debt 7.7% (485) (570) (380) (73) (150) (733) (2,391) Short-term debt 4.7% (11) (10) (8) (6) (23)—(58) (239) (580) (388) (79) (173) (733) (2,192) Telecom has entered into NZ$58 million (30 June 2010: NZ$28 million) of interest rate swaps to hedge interest payments of forecast short-term debt and Telecom intends to roll the debt in line with the hedges. GROUP WEIGHTED GREATER YEAR ENDED 30 JUNE 2010 EFFECTIVE WITHIN 1_2 2_3 3_4 4_5 THAN INTEREST RATE 1 YEAR YEARS YEARS YEARS YEARS 5 YEARS TOTAL NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M Floating rate: Cash and collateral funds balances 2.4% 360———- 360 Long-term debt 6.2% (135)———- (135) Short-term debt 1.9% (135)———- (135) Fixed rate: Long-term debt 7.8% (21) (460) (569) (381) (73) (882) (2,386) Short-term debt 4.7% (7) (17) (4)—— (28) 62 (477) (573) (381) (73) (882) (2,324) Financial instruments with rates fixed for 90 days or less are deemed to be floating rate exposures. As at 30 June 2011 a movement of 100 basis points would impact the income statement and statement of changes in equity (after hedging) as detailed in the table below: 100 BASIS POINT DECREASE 100 BASIS POINT INCREASE GROUP 2011 2010 2011 2010 YEAR ENDED 30 JUNE NZ$M NZ$M NZ$M NZ$M Impact on: Net earnings before income tax —1 —(1) Equity (before income tax) (15) (7) 14 7 This analysis assumes all other variables remain constant. investor.telecom.co.nz 113

Liquidity risk Liquidity risk represents Telecom’s ability to meet its contractual obligations. Telecom evaluates its liquidity requirements on an ongoing basis. In general, Telecom generates sufficient cash flows from its operating activities to meet its financial liabilities. In the event of any shortfalls, Telecom has three short-term financing programmes in place; a US$1 billion European Commercial Paper Programme, a NZ$500 million Note Facility and a A$1.5 billion Short Term Note and Medium Term Note Programme. In addition to the short-term financing programmes at 30 June 2011, Telecom had committed stand-by facilities of NZ$700 million (30 June 2010: NZ$700 million) with a number of creditworthy banks. As at 30 June 2011 Telecom also had committed overdraft facilities of NZ$20 million with New Zealand banks and A$20 million with Australian banks. There are no compensating balance requirements associated with these facilities. Telecom’s liquidity policy is to maintain unutilised committed facilities or liquid resources (comprising cash and short-term investments) sufficient to meet forecasted funding requirements for the next 12 months. The policy also requires that long-term debt maturities are distributed over a ten-year period, with no more than NZ$800 million or 30% of gross debt (whichever is higher) maturing in any one year. Net debt must have a weighted average life of between 3.75 and 5.25 years. As the proposed demerger is planned to take place within twelve months of the balance sheet date, it is possible that Telecom may repay more of its debt within twelve months than it is contractually obliged to as part of a wider debt restructuring programme, but it is envisaged that suitable bridge financing facilities will be put in place to supplement existing commercial paper and standby facilities. Management has deferred any new debt facility renegotiations until the proposed demerger takes effect, which has led to a reported breach of Telecom’s treasury constitution at 30 June 2011. This related to the required average life of net debt falling below agreed levels. Other than this, as at 30 June 2011, management considered that it was in compliance with its liquidity policy as reported to Telecom’s board of directors. In addition to this assessment of compliance with Telecom’s liquidity policy, the exposure to liquidity risk based on contractual cash flows relating to financial liabilities is summarised below: GROUP CARRYING CONTRACTUAL 0_6 6_12 1_2 2_3 3_4 4_5 5+ YEAR ENDED 30 JUNE 2011 AMOUNT CASH FLOWS MONTHS MONTHS YEARS YEARS YEARS YEARS YEARS NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M Non-derivative financial liabilities Trade accounts payable 597 597 597———— Short-term debt 93 93 93———— Long-term debti 2,004 2,465 363 62 701 402 120 190 627 Derivative financial liabilities Interest rate swaps (net settled) 151 185 33 30 45 25 15 12 25 Cross-currency interest rate swaps (gross settled) Inflows—(1,413) (353) (29) (29) (374) (16) (16) (596) Out_ows 495 2,215 664 22 59 437 55 59 919 Forward exchange contracts (gross settled) Inflows—(203) (158) (35) (9) (1)—— Outflows 17 222 168 40 13 1—— 3,357 4,161 1,407 90 780 490 174 245 975 1 The long-term debt maturity profile is based on current contractual cash flows, which may be affected, or shortened, by the proposed demerger. GROUP CARRYING CONTRACTUAL 0_6 6_12 1_2 2_3 3_4 4_5 5+ YEAR ENDED 30 JUNE 2010 AMOUNT CASH FLOWS MONTHS MONTHS YEARS YEARS YEARS YEARS YEARS NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M Non-derivative _nancial liabilities Trade accounts payable 809 809 809———— Short-term debt 163 163 163———— Long-term debt 2,158 2,787 75 75 491 683 440 124 899 Derivative financial liabilities Interest rate swaps (net settled) 146 187 31 23 40 31 17 12 33 Cross-currency interest rate swaps (gross settled) Inflows (1,317) (24) (34) (419) (34) (34) (34) (738) Outflows 294 1,804 34 36 652 43 46 48 945 Forward exchange contracts (gross settled) Inflows (184) (129) (35) (13) (6) (1)—- Outflows 22 208 140 42 17 8 1—- 3,592 4,457 1,099 107 768 725 469 150 1,139 Contractual cash flows include contractual undiscounted principal and interest payments. Telecom uses cash and derivative assets to manage liquidity. 114 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES Credit risk In the normal course of its business, Telecom incurs credit risk from financial instruments, including cash, short-term investments, advances to associate companies, trade receivables, other receivables, finance lease receivables and derivative financial instruments. Telecom has a credit policy that is used to manage this exposure to credit risk. As part of this policy, limits on exposures with significant counterparties have been set and approved by the board of directors and are monitored on a regular basis. Telecom’s financial instruments do not have significant concentration of risk with any single party. Telecom has certain derivative and debt agreements that are subject to bilateral credit support agreements that require Telecom or the counterparty to post collateral funds to support the value of certain derivatives. As at 30 June 2011 US$91 million (NZ$110 million) of collateral funds were posted (30 June 2010: US$15 million (NZ$21 million)). The 2010 comparative has been restated to disclose the US$15 million as collateral funds previously included in cash and disclosed as restricted cash in the notes to the financial statements. In the event of a downgrade of Telecom’s credit rating to either Baa1 (Moody’s Investors Service) or BBB+ (Standard & Poor’s) US$65 million (based on rates at 30 June 2011) of additional collateral would be required to be posted. Telecom places its cash, short-term investments and derivative financial instruments with high credit quality financial institutions and sovereign bodies and limits the amount of credit exposure to any one financial institution. These limits are monitored daily. There is no significant concentration of credit risk with respect to trade receivables. NZ$1,222 million of Telecom’s assets are subject to credit risk (30 June 2010: NZ$1,148 million). Telecom holds various letters of credit and guarantees over some of these amounts. Telecom does not hold any collateral over these amounts. Finance lease receivables are secured over the underlying assets. Telecom’s only financial assets that are past their due payment date are trade receivables. Telecom’s trade receivables are aged as follows: GROUP YEAR ENDED 30 JUNE 2011 2010 NZ$M NZ$M Current 225 195 0–30 days past due 182 187 30–60 days past due 36 44 60–90 days past due 14 19 90+ days past due 38 36 495 481 Telecom has NZ$245 million (30 June 2010: NZ$262 million) of financial assets that are overdue and not impaired. Telecom maintains a provision for estimated losses expected to arise from customers being unable to make required payments. This provision takes into account known commercial factors impacting specific customer accounts, as well as the overall profile of Telecom’s receivables portfolio. In assessing the provision, factors such as past collection history, the age of receivable balances, the level of activity in customer accounts, as well as general macro-economic trends, are taken into account. Significant changes in these factors would likely necessitate changes in the doubtful debts provision. At present, however, Telecom considers the current level of its allowance for doubtful accounts to be adequate to cover expected credit losses on trade receivables. The provision balance is maintained at an entity wide level and allocated against individual balances once uncollectibility is highly probable. Bad debt expenses are reported as other operating expenses in the income statement. Movements in the allowance for doubtful accounts are as follows: GROUP YEAR ENDED 30 JUNE 2011 2010 2009 NZ$M NZ$M NZ$M Balance at beginning of the year 24 29 32 Charged to costs and expenses 21 22 29 Bad debts recovered (3) (5) (5) Utilised (17) (22) (27) Balance at end of the year 25 24 29 Equity risk Investments that subject Telecom to equity risk include long-term investments in listed and unlisted companies, as well as investments in associate companies. Telecom’s exposure to equity risk as at 30 June 2011 was NZ$125 million (30 June 2010: NZ$276 million). Telecom manages its exposure to equity risk through representation on the board of investee companies or through regular reviews of the investee’s current and projected performance. A 10% movement in quoted prices of shares in Telecom’s listed investment, being Hutchison (2010: and other listed companies), would increase or decrease Telecom’s equity by NZ$12 million (30 June 2010: NZ$26 million). investor.telecom.co.nz 115

Capital risk management Telecom manages its capital considering shareholders’ interests, the value of Telecom’s assets and Telecom’s credit ratings. The following table summarises Telecom’s capital: GROUP YEAR ENDED 30 JUNE 2011 2010 NZ$M NZ$M Cash (324) (339) Collateral funds (110) (21) Short-term debt (note 18) 93 163 Long-term debt at hedged rates 2,538 2,528 Net debt 2,197 2,331 Equity 2,311 2,545 Capital 4,508 4,876 As guidance, Telecom seeks to manage its capital with a ratio of net debt to earnings before interest, tax expense, depreciation and amortisation of less than 1.7 times. The board continues to be committed to Telecom maintaining ‘single A’ credit ratings from both Moody’s Investors Service and Standard & Poor’s and its capital management policies are designed to ensure this objective is met. Other than the provisions attached to the Kiwi Share, as described in note 21 and the requirements of the New Zealand companies and securities legislation and relevant stock exchange listing rules, Telecom is not subject to any additional externally imposed capital requirements. At 30 June 2011 Telecom’s credit rating for long-term and short-term debt with Moody’s Investors Service is A3 and P-2 respectively, with outlook negative. Standard & Poor’s ratings for long-term and short-term debt is A and A-1 respectively, with outlook negative. Net debt includes long-term debt at the value of hedged cash flows due to arise on maturity, plus short-term debt, less any cash and short-term investments. Net debt is a non-GAAP measure, is not defined in accordance with IFRS, but is a measure used by management. The following table reconciles long-term debt at hedged rates to long-term debt at spot rates as reported under IFRS. GROUP YEAR ENDED 30 JUNE 2011 2010 NZ$M NZ$M Long-term debt (note 20) 2,004 2,158 Impact of hedged rates used 528 362 Unamortised discount 6 8 Long-term debt at hedged rates 2,538 2,528 Hedging activities Telecom is exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. Telecom employs risk management strategies, including the use of derivatives such as interest rate swaps, forward exchange contracts, foreign currency options and cross-currency interest rate swaps, to manage these exposures. Telecom does not currently hold or issue derivative financial instruments for trading purposes. Each derivative that is designated as a hedge is classified as either: A hedge of the fair value of recognised assets or liabilities or an unrecognised firm commitment (a fair value hedge); or A hedge of the variability of the cash flows of recognised liabilities (a cash flow hedge); or A hedge of a highly probable forecast transaction (a cash flow hedge); or A hedge of a net investment in foreign operations (a net investment hedge). 116 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES The fair values of derivatives in hedging relationships and derivatives not designated in hedging relationships are as follows: GROUP YEAR ENDED 30 JUNE 2011 2010 ASSETS LIABILITIES ASSETS LIABILITIES NZ$M NZ$M NZ$M NZ$M Net investment hedges Forward exchange contracts —- 4— —- 4—Cash flow hedges Forward exchange contracts —(17) 3 (19) Interest rate swaps —(151)—(146) Cross-currency interest rate swaps 40 (423) 47 (245) Currency options 1—— 41 (591) 50 (410) Fair value hedges Forward exchange contracts —— (2) —— (2) Derivatives not designated in hedge relationships – classified as fair value through pro_t or loss Forward exchange contracts 1—1 (1) Cross-currency interest rate swaps—(72)—(49) 1 (72) 1 (50) Total derivative assets/(liabilities) 42 (663) 55 (462) Cash flow hedges Telecom uses cross-currency interest rate swaps and interest rate swaps to manage interest and foreign exchange risk on debt. These swaps are jointly designated as cash flow hedges of the forecast interest and principal cash flows of the debt. The fair values of interest rate derivatives deferred in equity will be reclassified to finance expense as interest payments occur, over the remaining life of the swaps. These fair values by maturity are as follows: GROUP YEAR ENDED 30 JUNE 2011 2010 NZ$M NZ$M Maturity: Less than 1 year 2 (5) 1 to 2 years (4) 9 2 to 3 years (10) (3) 3 to 4 years — (2) 4 to 5 years (1) —Maturity over 5 years (61) (30) (74) (31) Telecom enters into forward exchange contracts to hedge foreign currency purchases. The majority of the purchases are forecast to be made within 12 months of 30 June 2011. When in a hedging relationship, the fair value of foreign exchange forward contracts will be included in the income statement at the same time as the underlying purchase impacts the determination of income. If the purchase relates to an operating expense, the fair value will be recognised when the underlying expense is recognised. If the purchase relates to an item of property, plant and equipment or intangible assets, the fair value will be recognised in the income statement as the asset depreciates or is amortised (see depreciation accounting policy in note 1). If the purchase relates to an inventory item, the fair value will be recognised in the income statement when the underlying inventory is expensed. During the period, all hedged forecast transactions occurred as expected. This did not cause any cash flow hedge relationships to no longer qualify for hedge accounting. As a result, there were no foreign exchange losses transferred from the cash flow hedge reserve to the income statement (year ended 30 June 2010: NZ$6 million loss). investor.telecom.co.nz 117

A reconciliation of movements in the cash flow hedge reserve follows: GROUP YEAR ENDED 30 JUNE 2011 2010 2009 TAX TAX TAX BEFORE CREDIT/ NET OF BEFORE CREDIT/ NET OF BEFORE CREDIT/ NET OF TAX _EXPENSE_ TAX TAX _EXPENSE_ TAX TAX _EXPENSE_ TAX NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M Balance at beginning of the year (32) (41) 7 Gain/(loss) recognised in other comprehensive income (134) 40 (94) (106) 31 (75) (92) 27 (65) Amount reclassified from cash flow hedge reserve to finance expense 73 (22) 51 68 (20) 48 66 (20) 46 Amount reclassified from cash flow hedge reserve to property, plant and equipment/intangible assets 17 (4) 13 17 (5) 12 (24) 7 (17) Amount reclassified from cash flow hedge reserve to inventory 4 (1) 3 28 (8) 20 (20) 6 (14) Amount reclassified from cash flow hedge reserve to other operating expenses ———— 2—2 Amount reclassified to other operating expenses as a result of cash flow hedges no longer effective for hedge accounting—— 6 (2) 4 —— Total movements to other comprehensive income (40) 13 (27) 13 (4) 9 (68) 20 (48) Balance at the end of the year (59) (32) (41) Fair value hedges As at 30 June 2011 Telecom had no forward exchange contracts designated as fair value hedges. Telecom enters into forward exchange contracts to hedge foreign currency purchases. The gain or loss from remeasuring both the hedging instrument and the hedged items at fair value is recognised in the income statement. During the year ended 30 June 2011 Telecom recognised no gains or losses on fair value hedges during the year (30 June 2010: nil) and no gains or losses on hedged exposures (30 June 2010: nil). There has been no material ineffectiveness on fair value hedging relationships during the year. Net investment hedges Net investment hedges relate to hedges of the effect of movements in forward exchange rates on certain assets held in overseas subsidiaries. The effective portion of any gain or loss on hedges of net investments in foreign operations is recognised in equity and the gain or loss relating to any ineffective portion is recognised immediately in the income statement. Gains and losses included in equity are included in the income statement when the foreign operation is disposed of or wound up. There has been no ineffectiveness on net investment hedging relationships during the year ended 30 June 2011 (year ended 30 June 2010: nil). Parent Company The Parent Company’s financial instruments are classified under IAS 39 and IFRS 9 and are as follows: PARENT FAIR VALUE AMORTISED COST TOTAL YEAR ENDED 30 JUNE 2011 NZ$M NZ$M NZ$M Current assets: Receivables due from subsidiaries — 1,611 1,611 Non-current assets: Long-term investments — 2,727 2,727 Current liabilities: Debt due within one year — (5,924) (5,924) PARENT FAIR VALUE AMORTISED COST TOTAL YEAR ENDED 30 JUNE 2010 NZ$M NZ$M NZ$M Current assets: Receivables due from subsidiaries — 1,626 1,626 Non-current assets: Long-term investments — 2,727 2,727 Current liabilities: Debt due within one year — (5,907) (5,907) The Parent Company has no derivative financial instruments and has no financial assets that are measured at fair value. Currency risk Long-term debt amounts are denominated in Australian dollars. The Parent Company does not take any action to reduce its exposure to any resulting currency risk, as long-term debt relates to amounts owed to wholly-owned subsidiaries. 118 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES Interest rate risk The Parent Company has interest rate exposures on some loans to and from subsidiary companies. The Parent Company does not manage the associated risks. Liquidity risk The Parent Company’s maximum exposure to liquidity risk relating to financial liabilities is summarised below. PARENT CARRYING AMOUNT CONTRACTUAL 0_6 MONTHS YEAR ENDED 30 JUNE CASH FLOWS NZ$M NZ$M NZ$M Debt due to subsidiaries: 30 June 2011 (5,924) (5,924) (5,924) 30 June 2010 (5,907) (5,907) (5,907) Credit risk The Parent Company has exposure to credit risk from balances owed from subsidiary companies. The maximum exposure to credit risk at 30 June 2011 is NZ$4,338 million (30 June 2010: NZ$4,353 million). Equity risk The Parent Company has exposure to equity risk by way of its investments in subsidiaries. The maximum exposure at 30 June 2011 is NZ$6,029 million (30 June 2010: NZ$6,064 million). Hedging activities The Parent Company has no material hedging activities. Note 25 Commitments Operating lease commitments – Telecom as lessee Telecom has entered into commercial leases on properties, network infrastructure, motor vehicles and other items of equipment. Certain leases are subject to Telecom being able to renew or extend the lease period based on terms that would then be agreed with the lessor. There are no other significant lease terms that relate to contingent rents, purchase options or other restrictions on Telecom. Future minimum rental commitments for all non-cancellable operating leases are: GROUP YEAR ENDED 30 JUNE 2011 2010 NZ$M NZ$M Less than 1 year 100 86 Between 1 and 5 years 250 253 More than 5 years 278 317 628 656 Finance lease commitments – Telecom as lessee At 30 June 2011 and 2010 Telecom had no remaining minimum lease payments in respect of capitalised finance leases, as discussed in note 15. investor.telecom.co.nz 119

Finance lease receivables – Telecom as lessor Telecom has entered into commercial finance leases on a range of information and communication technology equipment for Telecom business customers. The profile of lease payments is set out below: UNDISCOUNTED DISCOUNTED UNDISCOUNTED DISCOUNTED GROUP 2011 2011 2010 2010 YEAR ENDED 30 JUNE NZ$M NZ$M NZ$M NZ$M Less than 1 year 24 22 15 12 Between 1 and 5 years 32 26 23 20 More than 5 years 1 1—- Total minimum future lease payments 57 49 38 32 Unguaranteed residual value 2 2 1 1 Gross finance lease receivable 59 51 39 33 Less unearned finance income (8) N/A (6) N/A Present value of minimum lease payments 51 51 33 33 Minimum lease payments – short term 22—12—Minimum lease payments – long term 29—21—Allowance for uncollectable lease payments 1 1 1 1 There are no contingent rents recognised as income in the year ended of the Commerce Act (abuse of a dominant position/taking advantage 30 June 2011 (2010: nil). of market power). The Commission sought a declaration that section The interest rate inherent in the leases is fixed at the contract date for 36 of the Commerce Act was breached, a pecuniary penalty, and costs. the entire lease term. The applicable pecuniary penalty provisions were partly under the old penalty regime (maximum of NZ$5 million) and partly under the new Finance lease receivable balances are secured over the equipment regime (which provides for penalty of the greater of (i) NZ$10 million; leased. Telecom is not permitted to sell or repledge the collateral in the or (ii) three times any commercial gain (if it can be ascertained) or 10% absence of a default by the lessee. of the turnover). The hearing of the Commission’s claim took place in The maximum credit risk exposure for finance lease receivables is the High Court from June to August 2008. A reserved judgment was the carrying amount of the receivables. Other than the allowance delivered on 14 October 2009 in which the Court found that, although for uncollectable lease payments noted above, the finance lease most of Telecom’s pricing was not anti-competitive, the pricing of two receivables at 30 June 2011 are neither past due nor impaired. tail circuits between March 2001 and late 2004 breached section 36 Other commitments of the Commerce Act. There was insufficient evidence to ascertain the scope of the breach. Telecom appealed to the Court of Appeal and the At 30 June 2011 capital expenditure amounting to NZ$81 million (30 Commission cross appealed the points decided in Telecom’s favour. The June 2010: NZ$163 million) had been committed under contractual penalty hearing took place in the High Court in December 2010 and a arrangements, with substantially all payments due within one reserve judgment was delivered on 19 April 2011 ordering that Telecom year. The capital expenditure commitments principally relate to pay a pecuniary penalty of $12 million. Telecom has paid this penalty, telecommunications network assets. but has also appealed the penalty judgment to the Court of Appeal. The As at 30 June 2011 Telecom had other supplier commitments for NZ$87 liability and penalty appeal is set down to be heard in September 2011. million, NZ$105 million and NZ$126 million for the years ending 30 In July 2000 the Commission issued a proceeding against Telecom June 2012, 2013 and 2014 respectively. claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six-week trial in the Note 26 Contingencies Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008 the High Court dismissed the Lawsuits and other claims Commission’s proceeding, holding that Telecom’s introduction of 0867 Where Telecom concludes that its defence will more likely than not be did not breach section 36 of the Commerce Act. The Commission successful, then such lawsuits or claims are considered a contingent appealed the judgment. Telecom applied to support the judgment on liability and no provision is recognised. When it is more likely than not an additional ground. The appeal was heard in March 2009. Telecom that Telecom is liable and that there will be an outflow of resources to was successful in the appeal as the Court of Appeal judgment released settle a lawsuit or claim, a provision is recognised, unless the amount on 4 August 2009 dismissed the Commission’s appeal. The Commission cannot be measured reliably. There can be no assurance that such successfully applied for leave to appeal to the Supreme Court. The litigation will not have a material adverse effect on Telecom’s business, Attorney General intervened on the basis that the counterfactual test financial condition or results of operations. should not continue to be the sole causative test under section 36. The Supreme Court hearing was held in June 2010 and the Court delivered New Zealand its judgment on 1 September 2010. The Supreme Court dismissed the In March 2004 the Commerce Commission (the Commission) issued Commission’s appeal and ordered the Commission to pay Telecom proceedings against Telecom claiming that its implementation and costs of $50,000. Telecom is seeking to resolve its claim for High Court maintenance of new retail and wholesale high-speed data transmission costs with the Commission. service pricing from 1998 constituted a breach by Telecom of section 36 120 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES Asia Pacific Telecommunications Limited (APT) issued proceedings interest income earned by Telecom subsidiaries tax resident outside of against Telecom in relation to its audio text business. The total claim New Zealand. The IRD has taken the position (in a Notice of Proposed was for approximately US$17 million plus an unquantifiable inquiry Adjustment (NOPA) issued on 11 August 2011 in respect of the 2008 into damages based on Telecom’s alleged breach of fiduciary duty. income year) that the income in question should be taxed as if it had APT’s claim against Telecom was settled April 2011. The terms of the been earned by a New Zealand tax resident. Telecom will be responding settlement are confidential to the parties. As a result of the settlement to the IRD NOPA by challenging the IRD position. If Telecom’s position APT has discontinued its proceedings against Telecom. is not accepted by the IRD, amended assessments will be issued by the On 2 August 2011 Telecom and Vodafone announced that they had IRD, in which case it will be necessary for Telecom to bring proceedings entered a full and final settlement of the various proceedings that before the Court seeking to have the amended assessments set aside. they had initiated in relation to the Commission’s TSO determinations The amount of the tax liability contended for in the NOPA is around for FY04, FY05, FY06, FY07 and FY08. The terms of the settlement are NZ$23 million plus penalties of approximately NZ$11 million. If the IRD confidential to the parties. The settlement followed the Supreme is correct, Telecom would also be liable to use of money interest. Court hearing in February 2011 of Telecom’s and Vodafone’s appeals in All of the proceedings summarised above have been commenced in respect of the determinations for FY04, FY05, and FY06. Telecom and the High Court of New Zealand unless otherwise stated. Vodafone have advised the Commission and the Supreme Court of the settlement and now await the Commission’s advice on whether Other claims the Commission wishes to proceed with its appeal, and the Supreme Various other lawsuits, claims, investigations and inquiries have Court’s decision on whether it will deliver a judgment in relation to the been brought, are pending or are in process against Telecom and its Commission’s appeal (the Court has already indicated that it is unlikely subsidiaries, none of which Telecom currently believes are expected to issue a judgment in respect of the Telecom and Vodafone appeals.) to have a significant effect on the financial position or profitability Once the Supreme Court’s decision and the Commission’s position are of Telecom. known, Telecom will determine how to deal with any residual issues Telecom cannot reasonably estimate the adverse effect (if any) on arising from the High Court’s decision directing that the Commission Telecom if any of the foregoing outstanding claims or inquiries are re-determine the FY05 and FY06 determinations and the FY09 and ultimately resolved against Telecom’s interests. There can be no FY10 determinations which are pending awaiting the outcome of the assurance that such cases will not have a significant effect on Telecom’s Supreme Court proceedings. business, financial condition, position, results of operations Telecom has been joined as one of numerous respondents in a claim or profitability. lodged through the Weathertight Homes Resolution Services. The claim relates to a property development site called ‘Ellerslie Park’ where Land claims Telecom installed external telephone junction boxes. While the claim As previously stated in note 15, interests in land included in property, against Telecom is small, liability could be joint and several. Telecom plant and equipment purchased from the Government may be subject unsuccessfully applied to strike out the claim. A three-week hearing was to claims to the Waitangi Tribunal or deemed to be wahi tapu and, in scheduled to begin on 20 September 2010 but was deferred to 11 April either case, may be resumed by the Government. Certain claims have 2011 due to the claimants’ delay in providing their amended claim. The been brought or are pending against the Government under the Treaty hearing in April 2011 was vacated pending the Auckland City Council’s of Waitangi Act 1975. Some of these claims may affect land transferred application to judicially review a determination of the adjudicator to to Telecom by the Government. In the event that land is resumed by refuse its removal application. No new hearing date has been set for the the Government, there is provision for compensation to Telecom. substantive proceedings. In October 2010 the Commission announced the commencement Bank guarantees of an investigation into Telecom’s alleged breach of the Operational Telecom has issued bank guarantees totalling A$13 million as at 30 June Separation Undertakings (the obligation not to discriminate) in 2011 (30 June 2010: A$8 million) to guarantee rental payments of a respect of Chorus’ provision of Sub Loop Extension Services (SLES) and subsidiary company. In the event of the subsidiary defaulting on these Telecom Wholesale’s failure to provide Unbundled Bitstream Access rental payments then Telecom has guaranteed to pay these amounts. (UBA) with Sub Loop Unbundling (SLU) and SLES. On 26 May 2011 The likelihood of any payment being made under this guarantee is low. the Commission announced that it had decided to issue enforcement proceedings alleging that Telecom is likely to have discriminated in Cross-border lease guarantees breach of the Operational Separation Undertakings by failing to provide Telecom has cross-border leases in respect of certain other telecommunications service providers with UBA in conjunction telecommunications assets, which provides certain undertakings with SLES, when it provided an equivalent service to its own retail (including letters of credit) in accordance with guarantees entered business. Any enforcement proceedings could include the Commission into as part of the transactions. The maximum exposure under these seeking compensation on behalf of other service providers. On 19 July guarantees is now assessed at NZ$29 million (30 June 2010: NZ$22 2011 CallPlus Limited and Kordia Limited lodged claims with Telecom million) and the last guarantee expires in 2014. (based on contract, estoppel and the Fair Trading Act) in relation to the same matter, although they have not commenced proceedings. The Parent Company quantum of the claims is stated to be NZ$65 million and NZ$74 million The Parent Company has guaranteed, along with guaranteeing respectively, but the claims would overlap with any service provider subsidiary companies, total indebtedness of TCNZ Finance Limited compensation that may be included in enforcement proceedings (a Telecom group company) amounting to NZ$2,759 million (30 June issued by the Commission. 2010: NZ$2,790 million). Under New Zealand law and Inland Revenue Department (IRD) practice, The Parent Company has agreed to indemnify Telecom Trustee Limited, a tax positions taken by Telecom remain subject to review and possible Telecom subsidiary, for any losses incurred on the sale of Telecom shares adjustment by the IRD, generally for a period of four years from the end held by the Trust. Accordingly, where the revaluation of these shares of the tax year or return period in which the relevant tax return was results in a carrying value below historic cost, an equivalent receivable provided. The IRD has reviewed Telecom’s tax position with reference to from the Parent Company is recognised by Telecom Trustee Limited. investor.telecom.co.nz 121

Note 27 Related party transactions Interest of directors in certain transactions Certain Telecom directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom’s directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arm’s length commercial basis. Key management personnel costs are presented in note 5. Other transactions with associate companies Telecom has the following transactions with associates: Telecom provides network operations and management services to Southern Cross in respect of its operations in New Zealand. Telecom makes payments to Southern Cross in connection with capacity it has purchased on Southern Cross’ network; Telecom provided maintenance and telecommunications services to Yahoo!Xtra New Zealand Limited; and Telecom provides wholesale telecommunications services to Community Telco Australia Pty Limited. Transactions undertaken with these entities have been entered into on an arm’s length commercial basis. Balances in respect of these transactions with associate companies are set out in the table below. GROUP YEAR ENDED 30 JUNE 2011 2010 2009 NZ$M NZ$M NZ$M Revenue from associates1 110 95 121 Expenses paid to associates 9 8 6 Capacity acquired from associates2 4 48 44 Receivables from associates 8 8 11 1 Includes dividends received from Southern Cross of NZ$71 million in 2011 (30 June 2010: NZ$63 million; 30 June 2009: NZ$79 million). 2 Telecom’s intangible assets includes capacity acquired from Southern Cross, with a cost of NZ$564 million (30 June 2010: NZ$560 million) and accumulated amortisation of NZ$320 million (30 June 2010: NZ$289 million). Parent Company Amounts due from subsidiary companies are for no fixed term and incur interest at interest rates that range from nil to 10%. Debts due to subsidiary companies within one year are for no fixed term and incur interest at a weighted average interest rate of 7.2% at 30 June 2011 (30 June 2010: 7.3%). Note 28 Subsidiary companies At 30 June 2011 the significant companies of the Telecom group and their activities were as follows: COUNTRY OWNERSHIP PRINCIPAL ACTIVITY TCNZ Australia Investments Pty Limited Australia 100% A holding company. Telecom New Zealand International Australia Australia 100% Provides international wholesale telecommunications services. Pty Limited Gen-i Australia Pty Limited Australia 100% Provides outsourced telecommunications services. AAPT Limited Australia 100% Provides value-added telecommunications services. PowerTel Limited Australia 100% Provides wholesale telecommunications services. Telecom New Zealand Finance (No.2) Limited Bermuda 100% A group _nance company. TCNZ (Bermuda) Limited Bermuda 100% A holding company. Telecom Southern Cross Finance Limited Bermuda 100% A group finance company. Telecom Cook Islands Limited Cook Islands 60% Provides telecommunications services in the Cook Islands. Provides local, national and international telephone Telecom New Zealand Limited New Zealand 100% and data services. Telecom Mobile Limited New Zealand 100% Provides mobile telecommunications services. Xtra Limited New Zealand 100% Internet service provider. Telecom Retail Holdings Limited New Zealand 100% Retailer of telecommunications products and services. Telecom IP Limited New Zealand 100% Owns group intellectual property. TCNZ Finance Limited New Zealand 100% A group finance company. Easycall Limited New Zealand 100% A group _nance company. Telecom Southern Cross Limited New Zealand 100% A holding company. Telecom New Zealand UK Limited United Kingdom 100% Provides international wholesale telecommunications services. Telecom New Zealand USA Limited United States 100% Provides international wholesale telecommunications services. The financial year end of all significant subsidiaries is 30 June. 122 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES Note 29 Reconciliation of net earnings to net cash flows from operating activities GROUP PARENT YEAR ENDED 30 JUNE 2011 2010 2009 2011 2010 NZ$M NZ$M NZ$M NZ$M NZ$M Net earnings for the year 166 382 400 54 1,251 Adjustments to reconcile net earnings to net cash flows from operating activities Depreciation 733 757 683—- Amortisation 294 275 234—- Bad and doubtful accounts 21 22 29—- Deferred income tax (46) 104 33—4 Share of associates’ net (profits)/losses (1) (1) 1—- Asset impairments 257—121 30 300 Other (8) (8) (54) 182 (367) Changes in assets and liabilities net of effects of non-cash and investing and financing activities Decrease/(increase) in accounts receivable and related items (27) 56 101 16 (1,142) Decrease/(increase) in inventories 1 36 (41)—- Decrease in current taxation 30 67 87—- Increase/(decrease) in accounts payable and related items (71) 71 (43) 49 1,231 Net cash flows from operating activities 1,349 1,761 1,551 331 1,277 Note 30 Imputation credit account Dividends paid by New Zealand resident companies may include imputation credits representing the taxation already paid by the Company on the profits distributed. New Zealand resident shareholders may claim a tax credit equal to the value of the imputation credits attached to dividends. Overseas shareholders in general are not entitled to claim the benefit of any imputation credits. Overseas shareholders may benefit from supplementary dividends. The movements in the imputation credit accounts are detailed below: GROUP YEAR ENDED 30 JUNE 2011 2010 2009 NZ$M NZ$M NZ$M Balance at beginning of the year (3) (5) (34) New Zealand income tax paid (91) 1 (29) Imputation credits attached to dividends paid 60 1 58 Balance at end of the year (34) (3) (5) The Parent Company is a member of the Telecom Imputation Group. These imputation credits are available to attach to dividends paid by the Parent Company. Note 31 Significant events after balance date On 8 June 2011 Telecom announced the sale of the Gen-i Software Solutions business to Infosys for NZ$5 million and the sale process completed in July 2011. The Software Solutions business had an annualised revenue in FY11 of NZ$13 million. On 18 August 2011 the board of directors approved the payment of a fourth quarter dividend of NZ$144 million, representing 7.5 cents per share, and a special dividend of NZ$38 million, representing 2.0 cents per share. The dividends have been fully imputed (at a ratio of 28/72) in line with the corporate income tax rate. In addition, supplementary dividends totalling approximately NZ$19 million and NZ$5 million respectively will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid. The dividend payment dates will be 16 September 2011 for shares on the New Zealand and Australian Stock Exchanges and 23 September 2011 for shares on the New York Stock Exchange. investor.telecom.co.nz 123

Note 32 Acquisitions During the year ended 30 June 2011 Gen-i acquired the assets of Computer Group Hawkes Bay Limited, the Gen-i franchise group that operated in the Hawke’s Bay region. Total consideration and net assets acquired were less than NZ$1 million. There were no acquisitions during the year ended 30 June 2010. Note 33 New accounting standards Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for Telecom’s accounting periods beginning on or after 1 July 2011, but which Telecom has not yet adopted. Telecom does not consider any other standards or interpretations in issue, but not yet applicable, to have a significant impact on its financial statements. Those which are relevant to Telecom are as follows: NZ IAS 24 Related party disclosures Effective for periods beginning on or after 1 July 2011 This amendment simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition, particularly in relation to significant influence and joint control. NZ IFRS 9 Financial instruments Effective for periods beginning on or after 1 July 2013 The standard adds the requirements related to the classification and measurement of financial liabilities and derecognition of financial assets and liabilities. NZ IFRS 7 – Amendments to financial instruments: disclosures Effective for periods beginning on or after 1 July 2011 These amendments are intended to provide greater transparency around risk exposures when a financial asset transferred by the transferor retains some level of continuing exposure in the asset. IFRS 10 Consolidated _nancial statements Effective for periods beginning on or after 1 July 2013 The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company and provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 11 Joint arrangements Effective for periods beginning on or after 1 July 2013 The standard provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 12 Disclosure of involvement with other entities Effective for periods beginning on or after 1 July 2013 The standard applies to entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. It establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. IFRS 13 Fair value measurement Effective for periods beginning on or after 1 July 2013 The standard establishes a single framework for measuring fair value where that is required by other standards and is applicable to both financial and non-financial items. 124 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES G O V E R N A N C E Governance at Telecom The board and management are committed to ensuring that Telecom maintains international best practice governance structures and adheres to the highest ethical standards. The board regularly reviews and assesses Telecom’s governance structures and processes to ensure that they are consistent with international best practice, in both form and substance. Telecom’s approach to corporate governance Framework the NZSX Corporate Governance Best Practice Code for the Telecom has a dual listing of its shares on the New Zealand reporting period. Telecom considers its governance practices Stock Market (NZSX) and on the Australian Securities Exchange comply with the Code in its entirety for FY11. Telecom (ASX). Telecom is required to comply with the full listing rules also considers that its governance practices comply with of the NZSX and ASX. American Depositary Shares (ADSs), each the Corporate Governance in New Zealand Principles and representing five ordinary shares and evidenced by American Guidelines in their entirety for FY11. In addition, the ASX Listing Depositary Receipts (ADRs), are listed on the New York Stock Rules require Telecom to include a statement in this Report Exchange (NYSE). The Bank of New York Mellon is Telecom’s disclosing the extent to which Telecom’s governance practices ADR Depositary. comply with the ASX Corporate Governance Council’s Principles and Recommendations set out in the second edition of the As a result of Telecom’s stock exchange listings in New Zealand, Corporate Governance Principles and Recommendations (as Australia and New York, it is subject to the governance amended in 2010) during the reporting period, identifying the requirements of each of these jurisdictions. This includes: the NZSX Listing Rules and Corporate Governance Best Practice recommendations that have not been followed and providing Code; the New Zealand Securities Commission’s (now the reasons for that variance. Telecom considers that it complies Financial Markets Authority) report titled ‘Corporate Governance with each of the recommendations. in New Zealand Principles and Guidelines’ (Corporate Governance Compliance with NYSE listing standards in New Zealand Principles and Guidelines); the ASX Listing Rules and ASX Corporate Governance Council’s Principles and As a ‘foreign private issuer’ registered with the SEC with Recommendations; the United States Sarbanes-Oxley Act of securities listed on the NYSE, Telecom has a ‘home country’ 2002 and United States Securities and Exchange Commission exemption from most of the NYSE corporate governance (SEC) rules and the NYSE corporate governance rules. requirements. However, Telecom is still required to comply Where there are conflicts between the requirements or best with certain corporate governance requirements contained practice recommendations of New Zealand, Australia and in United States securities laws, including applicable portions the United States, the board has adopted practices and policies of the Sarbanes-Oxley Act 2002 and applicable NYSE listing consistent with the requirements across these jurisdictions. standards. As required under the NYSE listing standards The board will continue to monitor developments in the and SEC rules, Telecom must provide a concise summary governance area and review and update its governance of any significant ways in which its corporate governance practices to ensure the most appropriate standards of practices differ from those followed by United States domestic governance for Telecom are maintained. companies under the NYSE listing standards. Telecom has reviewed the NYSE’s corporate governance Compliance with NZSX Best Practice requirements and believes its practices are broadly consistent Code, Corporate Governance in with the NYSE corporate governance requirements, with the New Zealand Principles and Guidelines following material exceptions: and ASX Corporate Governance Council’s Principles and Recommendations Under sections 303A.04 and 303A.05 of the NYSE corporate governance rules, United States domestic-listed companies The NZSX Listing Rules require Telecom to include a statement are required to have a corporate governance committee in this Report disclosing the extent to which it has followed and a compensation committee comprised entirely investor.telecom.co.nz 125 of independent directors. The charters of the Telecom time each equity-compensation plan was established. Nominations and Corporate Governance Committee and However, Telecom does not currently intend to seek further the Human Resources and Compensation Committee shareholder approval in relation to allocations or material require that only a majority of members be independent revisions under its share plans. In addition technical changes (as that term is defined in the board charter) directors, have been made to certain of the plans so that they as permitted by New Zealand and Australian corporate operate as intended if the proposed demerger proceeds. governance requirements; Shareholder approval has not been obtained for In addition to the independence test contained in section these amendments. 303A.02 of the NYSE corporate governance rules, the Further information independence test contained in the board charter also More detail about Telecom’s governance practices and contains the broader NZSX and ASX recommended copies of its principal governance documents (including the independence standards; and board charter, the Nominations and Corporate Governance Under section 303A.08 of the NYSE corporate governance Committee charter, the Human Resources and Compensation requirements, shareholders must be given the opportunity Committee charter and the Audit and Risk Management to vote on all equity-compensation plans and material Committee charter) are available on its website. Comprehensive revisions of these plans. Telecom considers that its share checklists cross-referencing the recommendations of the NZSX plans all come within the definition of ‘discretionary plan’ Corporate Governance Best Practice Code, the ASX Corporate as set out in the explanatory note to section 303A.08, Governance Council Recommendations, the Corporate which also states that additional grants under discretionary Governance in New Zealand Principles and Guidelines and the plans may not be made without further shareholder NYSE Corporate Governance Rules to the relevant Telecom approval. Since 2003, when the requirement came into governance documents are also available on Telecom’s website. effect, shareholder approval has been sought at the Go to: www.telecom.co.nz>About Telecom>Governance. The board of directors Role of the board and responsibility New Chorus boards will be set out in the Scheme Booklet to be The board of directors is elected by shareholders to govern published on or around 13 September 2011. Telecom in the interests of shareholders and to protect and The Nominations and Corporate Governance Committee enhance the value of the assets of Telecom. The board is the is responsible for making recommendations to the board overall and final body responsible for all decision-making regarding its size and composition. It also reviews the criteria within the Company. In carrying out its role, the board works to for the selection of directors to ensure the board comprises the enhance the value of Telecom in the interests of Telecom and right mix of skills and experience to meet the needs of Telecom. its shareholders. The board charter describes the board’s role and responsibilities and regulates internal board procedure. Selection and role of chairman The board has also delegated a number of its responsibilities The chairman is elected by the board from the non-executive to board committees. The role of each committee is described directors. The board supports the separation of the role of below. To enhance efficiency, the board has delegated to the chairman and CEO. The chairman’s role is to manage and CEO and subsidiary company boards the day-to-day leadership provide leadership to the board and to facilitate the board’s and management of the Company. The CEO has, in some cases, interface with the CEO. The current chairman, Wayne Boyd, is a formally delegated certain authorities to his direct reports and non-executive director and, as required by the board charter, has established a formal delegated authority framework for is independent on the basis outlined below. Mr Boyd is also a those direct reports to sub-delegate certain authorities within member of each board committee. For his biography, see Our set limits. company – Board of directors. The board does not have a deputy chairman. Mr Boyd has conditionally resigned from the Board membership, size and composition board. His resignation will take effect from the demerger date. As at 30 June 2011, the board comprised six directors: being a non-executive chairman, an executive director (the CEO) and Director independence four non-executive directors. The board has a broad range of The board is committed to having a majority of directors who experience and skills appropriate to meet its objectives. Areas of are judged by the board to be independent of judgement and expertise and experience include telecommunications, finance, character and free of material relationships with Telecom and/or legal, brand, marketing and international business. For details of other entities and people who might influence, or could be individual directors see Our company – Board of directors. perceived by others to influence, such judgement. If the proposed demerger proceeds, there will be changes to In setting the criteria for determining independence, the board the Telecom board. Details of the New Telecom and considered the requirements under the NZSX Listing Rules, 126 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES the NYSE listing standards, and the guidance provided in the and Corporate Governance Committee takes into account such ASX Corporate Governance Council’s Corporate Governance factors as it deems appropriate, including the background, Principles and Recommendations. Independence standards experience, professional skills and personal qualities of the consistent with the requirements of these jurisdictions have candidate, whether their skills and experience will augment the been adopted by Telecom and are contained in the board existing board and their availability to commit themselves to charter. Telecom’s board charter requires a majority of directors the role. to be independent. If the board appoints a new director during the year, that While the board has not set financial materiality thresholds person will stand for election by shareholders at the next annual for determining independence, it considers all relationships meeting. Shareholders are provided with relevant information on a case-by-case basis and, as a general policy, considers a on the candidates standing for election in the notice of meeting. threshold of 5% to be relevant in determining materiality. When determining independence, relationships are considered from Diversity within the board the perspective of both Telecom and the customer or supplier. The board recognises that building diversity across Telecom At its 18 August 2011 board meeting, the board resolved, based will deliver enhanced business performance – this includes on information provided by directors regarding their interests, building diversity of thought within the board of directors. that each non-executive director on the board at the balance Diverse backgrounds, experience and perspectives are critical to date and at the date of the meeting was independent, with building a leading edge business, better able to solve problems the exception of Mr Roberts. Mr Roberts was found to be not and implement new ideas. The composition of the board will be independent due to the fact that his sister had been a Telecom tailored to address the future needs of the Company. executive within the past three years. The board will review any determination it makes on a director’s Letters of appointment independence on becoming aware of any information that All directors have signed formal letters of appointment setting indicates the director may have a relevant material relationship. out the arrangements of their appointment, including their For this purpose, directors are required to ensure that they duties, terms and conditions and term of appointment, immediately advise of any new or changed relationships so expectations of the role and remuneration. The terms of the board can consider and determine the materiality of the appointment may be amended with the agreement of the board. relationship. For biographies of directors in office at 30 June 2011, see Our company – Board of directors. For further Director induction and education information about the directors’ interests see Performance – Related party transactions (note 27 to the financial The board introduces new directors to management and the statements) and Disclosures – Disclosure of director interests. business through specifically tailored induction programmes, depending on their needs. The programme may include Conflicts of interest one-on-one meetings with management and visits to key company sites. The board is conscious of its obligations to ensure that directors avoid conflicts of interest (both real and perceived) between All directors are regularly updated on relevant industry and their duty to Telecom and their own interests. The board company issues. This may include visits to Telecom operations charter outlines the board’s policy on conflicts of interest. and briefings from key executives and industry experts. From Where conflicts of interest do exist at law, then the director time to time the board may also undertake educational trips to must disclose their interest and excuse themselves from any receive briefings from companies in relevant industries. There relevant board discussions. Such a director is not permitted to is an ongoing programme of presentations to the board by receive any board papers in respect of those interests and, in all business units. The board expects all directors to undertake accordance with the relevant stock exchange listing rules, may continuous education so that they may appropriately and not exercise his or her right to vote in respect of such matters. effectively perform their duties. Nominations and appointment of Board performance review new directors In April 2011, a board evaluation survey was undertaken to seek The procedures for the appointment and removal of directors director and executive feedback on a range of matters relating are ultimately governed by the Company’s constitution. to board performance, including its role and composition and The board may appoint directors to fill casual vacancies that engagement with management, shareholders and stakeholders. occur or to add additional persons to the board up to the The collective results of the evaluation were reported to the maximum number (currently 12) prescribed by the constitution. board by the chairman. Recommendations for nominations of new directors are made The chairman of the board regularly addresses various issues by the Nominations and Corporate Governance Committee with directors, including individual performance. The board also and considered by the board as a whole. External consultants undertakes regular discussion on governance and performance are used to access a wide base of potential candidates and to issues and annually reviews its own performance as a whole review the suitability of candidates for appointment. When against the board charter and each committee against recommending a candidate to act as director, the Nominations its charter. investor.telecom.co.nz 127

CEO performance review Telecom’s notice of meeting generally details those director(s) standing for re-election at Telecom’s annual meeting. The Human Resources and Compensation Committee reviews the performance of the CEO. The formal annual review process Board access to information and advice is usually conducted in August in respect of the immediately preceding financial year, with the most recent review Telecom’s group general counsel and company secretary is conducted in August 2011. This evaluation is undertaken using responsible for supporting the effectiveness of the board criteria set by the committee that include the performance of by ensuring that policies and procedures are followed and the business, the accomplishment of strategic and operational for coordinating the completion and dispatch of the board objectives and other non-quantitative objectives agreed at the agendas and papers. beginning of each year. The committee is responsible for the All directors have access to senior management, including evaluation of the CEO against his key performance objectives the group general counsel and company secretary, to discuss and recommends a performance outcome to the board for issues or obtain information on specific areas or items to be approval. The committee periodically reviews the CEO’s key considered at the board meeting or other areas they consider performance objectives to ensure they are an appropriate appropriate. The board, board committees and each director measure of the CEO’s performance. For further details of the have the right, subject to the approval of the chairman, to employment arrangements relating to the CEO see CEO seek independent professional advice at Telecom’s expense to remuneration. assist them in carrying out their responsibilities. Further, the The CEO reports to the Human Resources and Compensation board and board committees have the authority to secure the Committee at least annually on management succession attendance of outsiders with relevant experience and expertise planning and management development. at board meetings. Executive performance review Directors’ shareholding The CEO is responsible for regularly reviewing the performance As a matter of board policy, non-executive directors are of his direct reports against their key performance objectives. encouraged to hold Telecom shares. For disclosure of each The formal annual review process is conducted in August director’s shareholding see Disclosures – Director share each year in respect of the immediately preceding financial ownership. Directors are required to comply with Telecom’s year, with the most recent review conducted in August 2011. Insider Trading Policy and Rules when trading in Telecom shares. This evaluation is undertaken using criteria set annually by For further information about Telecom’s Insider Trading Policy the CEO that includes the performance of the business, the see Insider Trading Policy and trading in Telecom accomplishment of strategic and operational objectives and shares below. other non-quantitative objectives agreed with the Human Indemnities and insurance Resources and Compensation Committee at the beginning of each financial year. The Human Resources and Compensation As permitted by the constitution, deeds of indemnity have Committee reviews and approves the CEO’s remuneration been given to directors for potential liabilities and costs they recommendations for his direct reports, including the payment may incur for acts or omissions in their capacity as directors. In level of their annual short-term incentives and any other addition, deeds of indemnity have been given to certain senior variation of the terms and conditions of employment. staff for potential liabilities and costs they may incur for acts or For further details relating to executive remuneration see omissions in their capacity as employees of Telecom, directors Telecom employee remuneration. of Telecom subsidiaries or directors of non-Telecom companies in which Telecom holds interests. Retirement and re-election of directors Telecom holds directors and officers liability insurance to cover Telecom directors have no fixed term of office but are subject risks normally covered by such policies arising out of acts or to the retirement provisions contained in the constitution, omissions of directors and employees in their capacity as such. company policies and relevant stock exchange listing rules. In Insurance is not provided for dishonest, fraudulent, malicious addition, under the NZSX Listing Rules, at least one third (or the or wilful acts or omissions. It is standard insurance industry number nearest to one third) of the directors are required to practice not to disclose the name of the insurer, the limit of retire from office at the annual meeting each year but shall be liability purchased or the premium paid. eligible for re-election at that meeting. The managing director (the CEO, in Telecom’s case) is exempt from the requirement to Meetings of the board and conduct of stand for re-election, but the managing director is counted in meetings determining the number of directors that must retire. Under The board has eight scheduled meetings each year. In addition, the ASX Listing Rules, a director must not hold office without it meets whenever necessary between the scheduled meetings re-election past the third annual meeting following the to discuss key strategic issues or urgent business. The chairman director’s appointment or three years, whichever is the longer. and the CEO establish meeting agendas to ensure adequate The retiring directors at any annual meeting will be those who coverage of key issues during the year. The directors generally have been longest in office since they were last elected. receive materials for board meetings seven days in advance of 128 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES the meeting, except in the case of special meetings for which audit and external auditor to promote a robust independent the time period may be shorter due to the urgency of the audit process. matter to be considered. Attendance at board and committee Executives and other senior employees regularly attend board meetings meetings and are also available to be contacted by directors between meetings. The board and its committees also meet The board held eight formal meetings and five special meetings regularly in executive session, presided over by the chairman, during FY11. The table below shows director attendance without the CEO or other management present. Such sessions, at these board meetings and committee member attendance in particular, deal with management performance and at committee meetings. Sub-committees of the board also remuneration issues, board performance evaluation issues, and met regularly throughout the year to consider matters of discussions with the general manager group risk and special importance. Board committees Board committees and membership Committee charters Three board committees assist in the execution of the board’s Each board committee has a charter summarising the role, responsibilities: the Human Resources and Compensation rights, responsibilities and membership requirements for that Committee; the Nominations and Corporate Governance committee. The board annually reviews the charters of Committee; and the Audit and Risk Management Committee. the board committees and their performance against The committees have a number of scheduled meetings each those charters. year to coincide with the timing of the various responsibilities of that committee. A special sub-committee was established Committee composition in February 2010 to oversee and provide guidance to The board is responsible for appointing committee members management in relation to all UFB-related matters. The UFB according to the skills, experience and other qualities they bring sub-committee met 13 times during FY11. Other committees to the committee. All committees are required to comprise a may be established from time to time to consider matters of minimum of three members. The composition of the Human special importance or to exercise the delegated authority of Resources and Compensation Committee and the Nominations the board. and Corporate Governance Committee each satisfies the Board and committee meeting attendance for FY11 requirement of the respective committee charter that a majority of directors be independent. The composition of the Human Resources and Compensation Committee satisfies the RISK requirement of its charter that all members are non-executive MEETINGS BOARD AND RESOURCES COMPENSATION directors. In accordance with its charter, all members of the BOARD SPECIAL MEETINGS AUDIT MANAGEMENT COMMITTEE HUMAN COMMITTEE NOMINATIONS CORPORATE GOVERNANCE COMMITTEE Audit and Risk Management Committee are independent. AND AND Total number of meetings held 8 5 4 7 1 W Boyd 8 5 3 7 1 M Horn 8 5 4—1 R McGeoch1 2 1 1 2— P Reynolds2 8 5—2— K Roberts3 8 4—4 1 S Semmoto4 3 1—— S Sheldon5 8 5 3 6— R Spithill 8 5—— 1 Mr McGeoch retired as a director at the Annual Meeting held on 30 September 2010. 2 Dr Reynolds ceased to be a member of the Human Resources and Compensation Committee on 29 September 2010. 3 Mr Roberts was appointed to the Human Resources and Compensation Committee on 29 September 2010. 4 Mr Semmoto retired as a director on 16 November 2010. 5 Ms Sheldon was appointed to the Human Resources and Compensation Committee on 29 September 2010. investor.telecom.co.nz 129

Committee roles and operations After each committee meeting, the board is provided with The structure, membership and responsibilities of the minutes of the committee meeting at the next meeting of the board’s committees are summarised below. Each committee’s board. Where appropriate, the board is given a verbal report by role and responsibilities are also outlined in the relevant the chairman of the committee on the outcomes of the meeting. committee charter. Committee roles, responsibilities and membership COMMITTEE HUMAN RESOURCES AND AUDIT AND RISK MANAGEMENT NOMINATIONS AND CORPORATE COMPENSATION COMMITTEE COMMITTEE GOVERNANCE COMMITTEE Role To assist the board in overseeing the To assist the board in its oversight To identify and recommend to management of the human resources of both the integrity of the financial the board, nominations for activities of Telecom reporting and risk management members of the board framework To review and develop Telecom’s To ensure the independence of corporate governance principles the external auditor and make recommendations to the board Responsibilities Review the current remuneration Oversee all matters concerning the Recommend candidates for and human resources strategy, structure integrity of the financial statements appointment to the board based and policy of Telecom and financial reporting systems on the criteria set out in the Review and make recommendations and processes board charter to the board on non-executive director Ensure compliance with financial Oversee the performance remuneration, having regard to any reporting and related regulatory evaluation of the board and review relevant factors (including the shareholder- requirements board succession planning approved fee pool) Consider the adequacy of internal Be actively involved in succession Review and evaluate the CEO’s controls after consultation with planning for the chairman performance against key objectives and management and the external and Review, on an ongoing basis, make recommendations to the board on internal auditors the governance structures and the CEO’s remuneration Review the six-monthly fraud report processes of the board and make Review and approve the conditions and make any necessary disclosures recommendations to the board and terms of employment of the CEO’s to the external auditor Recommend to the board the direct reports Ensure that an appropriate risk removal of any director, subject to Review and recommend to the board the management framework exists and the provisions of the constitution appointment or termination of the CFO review principal risks Make recommendations to and group general counsel Appoint the external auditors the board as to its size Review and make recommendations (subject to annual shareholder to the board with respect to incentive approval) remuneration plans and equity-based Review the external auditors’ compensation plans qualifications, performance Make recommendations to the board and independence with respect to the measurable objectives Approve the appointment of the to be set by the board for achieving internal auditor and review the gender diversity activities and performance of the Annually assess the effectiveness of the internal audit function diversity policy, the measurable objectives Review Telecom’s compliance set for achieving diversity, the progress with applicable laws, regulations toward achieving them and make and standards through Telecom’s recommendations to the board in respect compliance frameworks of such assessments Provide oversight of the Ensure that the appropriate disclosures structure and outcome of with respect to diversity are made in remuneration incentive Telecom’s annual report arrangements as they relate Annually review and report to the board to key internal audit personnel on the relative proportion of women and men who make up Telecom’s workforce, at all levels of the business Members as at Sue Sheldon CNZM (Chair) Murray Horn (Chair) Wayne Boyd (Chair) 30 June 2011 Wayne Boyd Wayne Boyd Murray Horn Kevin Roberts Sue Sheldon CNZM Kevin Roberts 130 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES Audit governance and independence Audit and Risk Management Committee the external auditor is limited to audit and related assurance The Audit and Risk Management Committee includes work only. members who have appropriate financial experience and an Under Telecom’s External Audit Independence Policy, the understanding of the industry in which Telecom operates. All Audit and Risk Management Committee must pre-approve committee members are independent (in accordance with the all audit (including all statutory and regulatory audit services) independence criteria contained in the board charter and Rule and related assurance services provided by the auditor. 10A-3 under the United States Securities Exchange Act 1934, The committee has delegated pre-approval authority to the which is restated in the Audit and Risk Management Committee committee chairman. All services approved by the committee charter) and are financially literate. Committee members (and chairman are reported to the Audit and Risk Management their family members and entities to which they are related) Committee on a quarterly basis. All audit and audit-related must not receive (directly or indirectly) any compensation assurance services for the past financial year were pre-approved or consultancy, advisory or other fees from Telecom (other in accordance with Telecom’s policy. than those relating to their services as committee and board The External Audit Independence Policy requires rotation of members or retirement payments made under the constitution) audit partners every five years and places restrictions on an and must not be an affiliated person of Telecom. audit partner or audit manager being employed by Telecom in The committee charter requires that at least one member of another role, and on the external auditor employing Telecom’s the committee must be an ‘audit committee financial expert’ CEO, CFO, group controller or any other member of Telecom as defined in the United States Securities and Exchange management who has acted in a financial oversight role. Commission’s Form 20-F. The policy prohibits the auditor from providing certain specified The board considers that Dr Murray Horn is an ‘audit committee services and is designed to ensure that related assurance financial expert’ for the above purposes. Dr Horn is chairman services provided by Telecom’s auditor are not perceived of the Audit and Risk Management Committee and is an as conflicting with the independent role of the auditor. independent director. The general principles to be applied in assessing related For the industry knowledge and financial experience of other assurance services are as follows: members of the Audit and Risk Management Committee see The external auditor should not have any involvement Our company – Board of directors. in the production of financial information or preparation The United States Securities and Exchange Commission of financial statements such that they might be perceived has determined that an audit committee member who is as auditing their own work; this includes the provision designated as an ‘audit committee financial expert’ is not of valuation services where such valuation forms an input deemed to be an expert for any other purpose, including for into audited financial information; the purposes of section 11 of the United States Securities The external auditor should not perform any function Exchange Act. of management or be responsible for making management decisions; External audit independence The external auditor should not be responsible for The Audit and Risk Management Committee is responsible the design or implementation of financial information for making recommendations to the board concerning the systems; and appointment of Telecom’s external auditors and their terms The separation between internal and external audit should of engagement. KPMG was automatically re-appointed as be maintained. Telecom’s auditor for the upcoming year at Telecom’s annual Aside from core audit services, Telecom’s auditor may provide meeting in September 2010. Shareholders also approved the the following services with prior approval from the Audit and board setting the remuneration of the auditor at the annual Risk Management Committee: meeting in September 2010. The chair of the Audit and Risk Other assurance services (eg, TSO certification, Management Committee may invite such persons to attend trust deed reporting); the committee meetings as deemed necessary. The committee regularly meets with the external auditor without management Accounting policy advice (including opinions on compliance being present and meets management without the external with International Financial Reporting Standards); auditor being present. Committee members may contact the Listing advice; and external auditor directly at any time. Accounting/technical training. See Performance – Auditors’ Reports for the external auditors’ However, it is not considered appropriate for Telecom’s auditor reports for 2011. to provide: Telecom is committed to auditor independence. The Audit and Bookkeeping/other services related to accounting records Risk Management Committee reviews the independence and or financial statements; objectivity of the external auditor. For this reason, the work of The design of financial information systems; investor.telecom.co.nz 131

Appraisal/valuation services/opinions as to fairness; It is a requirement of the Audit and Risk Management Internal audit services; Committee charter that the committee annually assesses and Structured finance advice; confirms to the board, the independence of the external auditor after consideration of the External Audit Independence Policy Due diligence services; criteria. This includes assessing whether the independence of Legal services (these are services that could be provided the external audit process has been maintained in light of the only by a person who is qualified in law); performance of any other assurance services. The Audit and Tax planning, strategy and compliance services; Risk Management Committee undertook this assessment at its Management functions; meeting in August 2011 and confirmed to the board that it had complied in all respects with the External Audit Independence Broker/dealer/investment adviser/investment Policy and that the committee was satisfied as to the external banking services; auditors’ (KPMG) independence. As part of this assessment, Services of an expert as an advocate; KPMG confirmed in writing that it has complied with all aspects Actuarial services; of the External Audit Independence Policy and provided Provision of temporary staff for appropriate assignments; relevant details in support of compliance with Public Company Assistance in the recruitment of senior management; and Accounting Oversight Board rule 3526. Tax services to employees of Telecom who act in a financial Attendance at annual meeting reporting oversight role.1 Representatives of Telecom’s external auditor will be available The External Audit Independence Policy can be viewed at Telecom’s annual meeting to answer shareholder questions on Telecom’s website (Go to www.telecom.co.nz>About about the conduct of the audit and the content of the external Telecom>Governance). auditors’ reports. Controlling and managing risks Approach to risk management Risk management roles and Through its risk management framework, Telecom identifies, responsibilities assesses and manages risks that affect its business, including Risk management takes place in the context of normal business specific pan-Telecom risks arising from the business direction processes, such as business planning, investment analysis, and strategic environment. Telecom’s risk management project management and operations management. In framework is implemented through business processes, such addition, risk is managed through the delegation of authority as business planning, investment analysis, project management framework and other Telecom policies that provide a framework and operations management. Telecom’s Managing Risk Policy for managing specific pan-Telecom risks arising from the requires Telecom’s business and support groups to: Company’s business direction and strategic environment. Identify risks that relate to the achievement of their To manage financial risks around treasury transactions, the business objectives; board has approved principles and policies that specify who Assess those risks and determine whether they are may authorise transactions and segregate the duties of those acceptable under existing controls or whether additional carrying them out. treatment is required; The Audit and Risk Management Committee is responsible for Respond appropriately to the risks, based on ensuring that management has established a risk management that assessment; and framework that includes policies and procedures to effectively identify, treat and monitor principal business risks. The Monitor and report on the current status of risks and committee also regularly reviews Telecom’s risk profile. the effectiveness of their controls. Telecom’s Audit and Risk Management Committee receives This systematic approach to managing risk is performed reports on the effectiveness of the implementation of policies on a planned or embedded basis and is implemented and processes designed to manage risk. The Audit and Risk throughout Telecom. Management Committee receives reports from internal audit Management regularly reports to the board on the effectiveness on the adequacy and effectiveness of Telecom’s internal of Telecom’s management of its material business risks. controls. The committee regularly reports this information For further information on the specific risks facing Telecom’s to the board. business, see Performance – Group risk factors. CEO/CFO assurance 1 For the purposes of this exclusion, the following persons (among others) are deemed to perform a financial reporting oversight role: CEO, CFO, group Although Telecom is not required to comply with all of the controller, and the heads of finance for the New Zealand and Australian businesses and the heads of finance within the group function. provisions of the Australian Corporations Act 2001, Telecom 132 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES requires that its CEO and CFO make an annual declaration in risk management processes. The Audit and Risk Management relation to Telecom’s financial statements in the form set out in Committee approves the appointment and replacement of s295A of the Australian Corporations Act. Section 295A requires the general manager, group risk and audit who reports to the CEO and CFO to declare that: (a) Telecom’s financial records the board through the committee. The internal audit group have been properly maintained; (b) the financial statements is independent from the activities and operations it audits, comply with the accounting standards; and (c) the financial including risk management systems and has unrestricted statements give a true and fair view. The board receives access to Telecom’s records and employees. The internal audit a written assurance from the CEO and the CFO that, to the best group regularly performs audits across Telecom business of their knowledge and belief, the declaration provided by them units in New Zealand, Australia and elsewhere. The internal in the form set out in s295A of the Australian Corporations Act audit team works to an internal audit plan approved by the is founded on a sound system of risk management and internal Audit and Risk Management Committee. The Audit and Risk control and that the system is operating effectively in Management Committee ensures that the internal audit group all material respects in relation to financial reporting risks. is appropriately staffed and that its scope of work is adequate in light of the key risks facing Telecom. Internal audit The internal audit and group risk services teams were merged Telecom has an internal audit group based in New Zealand in 2008 into the group audit and risk team to provide a more and Australia. The internal audit charter defines the internal consistent view of risks and their management. In addition, audit group’s objectives, scope, independence, responsibilities it reinforces a more explicit link between key risks identified and authority. The internal audit group’s primary objective is in the business and the internal auditing of processes and to assist the board and CEO in exercising good governance by controls. The effectiveness of risk management within Telecom providing independent assurance on Telecom’s control and will continue to be audited and augmented by regular independent external reviews. Promoting ethical and responsible behaviour Internal policies and procedures three-year cycle and implementation is monitored by the Audit Telecom employees are responsible for ensuring that Telecom and Risk Management Committee. In addition, an Undertakings carries out its business activities in a way that maximises Compliance Framework operates to drive compliance with the business opportunities, has due regard to all applicable Operational Separation Undertakings. legal and regulatory requirements and minimises Telecom’s Further detail on selected policies and procedures is set exposure to unacceptable legal and regulatory risk. Managers out below. are responsible for making sure that Telecom people are given appropriate information and training to assist them Code of Ethics in complying with legal, regulatory and policy compliance Telecom expects its employees and directors to maintain the obligations. Telecom has dedicated compliance staff who highest ethical standards. Telecom’s Code of Ethics establishes support employees and managers in these roles. the framework by which Telecom people (including the CEO Telecom has a number of core internal policies and procedures, and CFO) are expected to conduct their professional lives by including: facilitating behaviour and decision-making that meets Telecom’s Code of Ethics; business goals and is consistent with Telecom’s values, policies and legal obligations. Managing Risk Policy; The Code of Ethics addresses: Insider Trading Policy and Guidelines; Conflicts of interest; Market Disclosure and Communications Policies; Receipt of gifts; Diversity Policy; Corporate opportunities; Health and Safety Policy and related protocols; Confidentiality; Human Resources Policies, including employment, remuneration and benefits, equal opportunity, Expected behaviours (including to deal fairly and honestly anti-harassment and discrimination; with Telecom’s people, professional advisers, customers, and suppliers); Legal and Compliance Policy; The proper use of Telecom’s assets and information; Information Management Policy; Compliance with laws and Telecom policies; Technology Policy; and Delegated authority; and Delegation of Authority Framework. Reporting issues regarding breaches of the Code of Ethics, Telecom is adopting an integrated compliance framework legal obligations or other Telecom policies. consistent with AS/NZ-3806 Compliance Programmes over a investor.telecom.co.nz 133

Telecom also has a Directors’ Code of Ethics, which addresses reasonable person would expect it to have a material effect similar topics and establishes the behaviour expected on the price or value of Telecom securities. of directors. To help ensure compliance with these legal requirements, the Copies of the Code of Ethics and Directors’ Code of Ethics, Insider Trading Policy specifies that no director or Telecom along with any amendments or waivers, can be found employee may buy or sell Telecom shares while in possession on Telecom’s website (go to: www.telecom.co.nz>About of inside information. The policy also states that directors and Telecom>Governance) and are also available free of charge on Telecom employees in possession of inside information cannot request from the group general counsel and company secretary directly or indirectly advise or encourage any person to deal in by emailing telecomboard@telecom.co.nz. Telecom shares. The policy sets out additional rules for directors, executives, direct reports to the executive and certain other Undertakings compliance framework Telecom employees. The Telecom Undertakings Codes of Conduct form part of Compliance with the Insider Trading Policy is monitored the Undertakings Compliance Framework and explain the through education and notification by Telecom’s share registrar legally binding rules in the Undertakings in plain English for when any director or officer engages in trading activities. Any Telecom employees. breach of the Insider Trading Policy would be regarded very The Undertakings Compliance Framework includes breach seriously. In addition, as required by the Securities Markets Act reporting and monitoring and measurement mechanisms 1988 and the Securities Markets (Disclosure of Relevant Interests to support the business units in assessing and ensuring their by Directors and Officers) Regulations 2003, all trading by ongoing compliance with the Undertakings. directors and officers is reported to NZX. Trading by directors is also reported to ASX and NYSE. Telecom employees complete initial business unit-specific Undertakings online training. Where appropriate, training is Market disclosure and communications also provided on specific Undertakings compliance topics. policies Contractors are trained on the Undertakings, where appropriate, in accordance with clause 96 of the Undertakings. Employees Telecom’s Market Disclosure Policy governs communications have also been required to complete annual refresher training. with shareholders and other stakeholders. Telecom is Telecom reports on its Undertakings compliance in a quarterly committed to providing comprehensive continuous disclosure Key Performance Indicators Report, which can be found on to shareholders and other stakeholders and complying with the Telecom’s website (go to: telecom.co.nz>About Telecom> listing rules of the stock exchanges on which Telecom is listed. The Telecom Group>Separation Undertakings). Telecom requires certain senior people (the CEO, CFO, group The Codes of Conduct and other Undertakings documents general counsel and company secretary and the general and published reports can be found on Telecom’s website manager, capital markets) and, in some cases, the chairman, (go to: www.telecom.co.nz>About Telecom>The Telecom to discuss whether information is material prior to its release. Group>Separation Undertakings). Telecom has appointed a disclosure officer (currently the As described further in Our company – Regulation, if the general manager, capital markets) who, together with the proposed demerger proceeds, the current Undertakings regime group general counsel and company secretary, is responsible will be substantially revised. for ensuring that all material information is lodged, as soon as practicable, simultaneously with the NZX, ASX and NYSE. Escalation procedures and The disclosure officer ensures that such information is whistle-blowing published on Telecom’s website where appropriate, with further Any Telecom employee (including a contractor) who becomes dissemination through broadcast emails to news agencies and aware of a legal, regulatory, policy or other compliance issue other market commentators. Disclosure practices are monitored has a responsibility to report it using either of Telecom’s by the disclosure officer. breach reporting/whistle-blowing or financial compliance Telecom has also appointed certain executives as authorised escalation frameworks. In addition, Telecom has a procedure spokespeople who are required to ensure that all proposed whereby accounting, auditing or internal control breaches or public comments contain information already in the public concerns may be reported confidentially to the Audit and Risk domain or information that is not material. Management is Management Committee. responsible for ensuring compliance with the policy. Telecom’s website contains media releases, periodic financial Insider Trading Policy and trading information, current and past annual reports, dividend histories, in Telecom shares notices of meeting, a list of shareholders’ frequently asked Directors and employees are subject to restrictions under questions and other information about the Company. the law relating to dealing in Telecom securities and other Telecom shareholders can contact the board directly using related Telecom derivatives if they are in possession of the dedicated email address: telecomboard@telecom.co.nz. inside information. Inside information is information that is Telecom webcasts its investor and analyst briefings over its not generally available and, if it were generally available, a website where appropriate. 134 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES Full participation of shareholders at the annual meeting is Telecom Female Percentage of Workforce encouraged. Telecom will be webcasting its 2011 annual 40% meeting live. Shareholders will have the opportunity to 35% submit questions prior to the meeting and will be given the Female Percentage opportunity to ask questions of the chairman, directors and 30% auditor during the meeting. The webcast will be archived on 25% the Telecom website after the meeting along with a copy of 20% the minutes of the meeting. 15% Diversity at Telecom 10% 5% Telecom believes that building diversity of thought across the organisation will deliver enhanced business performance. 0% Overall Senior Leaders Executives Board of Diverse backgrounds, experience and perspectives are critical to Directors build a leading edge business and to deliver for our customers. Figure 1: Percentage of Telecom Workforce who are female. Telecom is committed to attracting, recruiting, developing, promoting and retaining a diverse group of talented individuals The board is responsible for approving the measurable who will help drive Telecom’s business performance. objectives developed by Telecom’s senior managers and For FY12, the board has set the following measurable objectives the Human Resources and Compensation Committee and for achieving greater diversity at Telecom: conducting annual assessments of the measurable objectives and progress made towards achieving them. The committee Establishing initiatives for increasing gender diversity to is responsible for recommending measurable objectives to increase the proportion of women in senior leadership roles; the board and reporting on progress against those objectives. Monitoring recruitment processes to ensure effectiveness in These responsibilities are set out in the respective board and sourcing candidates from a wide talent pool; and committee charters. Assessing Telecom’s current levels of diversity, identifying Current initiatives towards greater diversity at Telecom include: where gaps exist and recommending further initiatives to The Global Women (Women in Leadership) Programme – address these gaps. Telecom is a foundation partner, and currently has three The current proportion of women at various levels within the senior leaders in the inaugural intake of 16; Telecom workforce is set out in figure 1 below. A focus on the Leadership Development Programme and Accelerate (a programme to identify, develop and retain high potential leaders with the potential to be promoted to general manager and executive level roles) to ensure a strong pipeline of diverse future leaders; and Progressive flexible working policies that encourage employees to propose flexible working arrangements that suit their individual circumstances, such as child or relative care. Other matters Independent Oversight Group Anthony Briscoe – Non-independent member and Telecom The Independent Oversight Group (IOG) was established in employee. Mr Briscoe ceased to be a member of the IOG on 2008 as part of the Undertakings. 30 June 2011 and was replaced by Ralph Chivers. The IOG monitors, investigates and reports to the Telecom The members of the IOG were appointed by Telecom in board and the Commission on Telecom’s compliance with consultation with the Commission. its Undertakings. As required by the Undertakings, Telecom has established Terms As at 30 June 2011, the IOG comprised five members, three of Reference for the IOG setting out the core functions, powers, of whom are independent of Telecom and two of whom are and key requirements and responsibilities of the IOG. The appointed to represent Telecom, as follows: IOG also has a charter that contains more detailed provisions governing the appointment of IOG members, meeting The Hon Barry Paterson (chair) – Independent member; procedures and other customary governance matters. Further Dave Frow – Independent member; information about the IOG can be found on the IOG website Jerry Rickman –Independent member; at www.iog.org.nz. Ron Spithill – Non-independent member and non-executive The Telecommunications Amendment Act transfers director of Telecom; responsibility for monitoring compliance with Undertakings investor.telecom.co.nz 135 obligations to the Commission. If the proposed demerger If the board (in respect of the 10% threshold) and the Kiwi proceeds, the relevant provisions of the Telecommunications Shareholder (in respect of the 10% and 49.9% thresholds) have Amendment Act will come into force and the IOG will not consented, a shareholder will be given three months’ notice be disbanded. For further information on the effect of the to dispose of the excess shareholding, after which the board Telecommunications Amendment Act see Our company – may sell the shares on the shareholder’s behalf. Telecom does Regulation. not consider the Kiwi Share to be a significant shareholder Telecom understands that a copy of the IOG’s 2011 annual ownership limitation. report will be published in November/December 2011. The consent of the Kiwi Shareholder is required for the amendment or removal of certain provisions in the constitution, Kiwi Share which relate to the Kiwi Shareholder’s rights, but otherwise the The Kiwi Share is held by the Crown and gives the Crown Kiwi Shareholder may not vote. special rights. Telecom has also entered into a deed with the Crown under Under the constitution, the board and the Kiwi Shareholder’s which it has agreed to provide certain specified telephone consent is required before a person acquires a relevant interest services on specified terms. (which includes a beneficial interest) in 10% or more of If the proposed demerger proceeds, the Kiwi Share and these Telecom’s shares. service obligations under the deed with the Crown will change, The constitution also provides that a person who is not a see Our company – Regulation. New Zealand national may not acquire a relevant interest Political donations in more than 49.9% of Telecom’s shares without the Kiwi Shareholder’s consent. No donations were made to political parties in New Zealand during the year. 136 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES Remuneration at Telecom Non-executive director remuneration Directors’ fees During FY11, the total remuneration earned by directors and The total remuneration available to non-executive directors the other benefits received by the directors of Telecom was is fixed by shareholders. The current annual fee pool limit is as follows: NZ$1,500,000 and was approved by shareholders at the annual NAME TOTAL REMUNERATION _NZ$_1 meeting in October 2003. Wayne Boyd 435,000 The Human Resources and Compensation Committee Murray Horn 175,000 annually reviews director remuneration taking into account Rod McGeoch2 290,550 the responsibilities, skills, performance and experience of the Paul Reynolds3 —directors and then makes appropriate recommendations to Kevin Roberts 160,000 the board. The committee takes advice from independent Sachio Semmoto4 54,921 consultants to ensure that remuneration is in line with other Sue Sheldon CNZM 175,000 comparable companies in New Zealand. Ron Spithill5 200,000 Total6 1,490,471 During FY11, the fees paid to non-executive directors were as 1 The figures shown are gross amounts and exclude GST where applicable. In follows: addition to these amounts, Telecom meets costs incurred by directors, which are incidental to the performance of their duties. This includes providing directors BOARD/COMMITTEE CHAIRMAN1 MEMBER1 with telephone concessions (which includes free telephone line rental, mobile phone, national and international phone calls and online services) and paying Base Fee – Board of Directors $435,000 $145,000 the cost of directors’ travel. As these costs are incurred by Telecom to enable directors to perform their duties, no value is attributable to them as benefits Audit and Risk Management Committee $30,000 $15,000 to directors for the purposes of the above table. Human Resources 2 Mr McGeoch retired as a director on 30 September 2010 and earned a pro-rated and Compensation Committee $30,000 $15,000 amount of his fees to that date. The total remuneration figure includes his retirement payment of $246,800. Nominations 3 As an executive director, Dr Reynolds did not receive directors’ fees during FY11. and Corporate Governance Committee $30,000 $15,000 For further details of Dr Reynolds’ remuneration see CEO remuneration. 1 Committee chair and member fees are not payable to the chairman of the 4 Mr Semmoto retired as a director on 16 November 2010 and earned a pro-rated board, and committee member fees are not payable to committee chairs. amount of his fees to that date. Where a director is the member or chairman of more than one board committee, 5 Mr Spithill was paid NZ$30,000 as the Telecom board representative on the director receives the single highest applicable fee. the Independent Oversight Group and NZ$25,000 as the Telecom board representative as a director of Vodafone Hutchison Australia Pty Limited and Hutchison Telecommunications (Australia) Pty Limited, companies in which In addition, the Telecom board representative appointed to Telecom holds a minority stake. the Independent Oversight Group receives a fee of $30,000 per 6 As noted in footnote 3 above, the total excludes the remuneration of the CEO, Dr Reynolds. annum. If the proposed demerger proceeds, the Independent Oversight Group will be disestablished and accordingly such fee Retirement allowances will cease to be payable. The fees paid to non-executive directors are likely to change While Telecom historically provided retirement allowances to if the proposed demerger proceeds. The fees that would be non-executive directors, the allowances were grandfathered paid to directors of Telecom post demerger have been reset in 2004 and no retirement allowances were accrued as at as follows (with the existing eligibility principles as described 30 June 2011, following the payment of the final accrued above continuing to apply): retirement allowance entitlement to Mr McGeoch on his retirement on 30 September 2010. BOARD/COMMITTEE CHAIRMAN MEMBER No director (excluding the CEO) has a service contract with Base Fee – Board of Directors $330,000 $130,000 Telecom that provides for benefits or remuneration in the event Audit and Risk Management Committee $35,000 $17,000 that the service of any such director with Telecom is terminated. Human Resources and Compensation Committee $30,000 $15,000 For details of benefits or remuneration to be paid to the CEO in Nominations such circumstances, see CEO remuneration below. and Corporate Governance Committee—- Superannuation No director (excluding the CEO) receives compensation in the form of stock options or restricted shares or participates in a No superannuation was paid to any Telecom director bonus or profit-sharing plan. during FY11. investor.telecom.co.nz 137

CEO remuneration Employment agreement If the agreement is terminated by the board for serious Dr Reynolds, Telecom’s CEO, has an employment agreement misconduct or bankruptcy, Dr Reynolds is only entitled to the that commenced on 27 September 2007. The agreement is base remuneration and accrued statutory holiday pay to the not a fixed-term contract. Dr Reynolds has committed to lead date of termination. All other remuneration entitlements shall Telecom as CEO and as a board member through the demerger be forfeited. process and New Telecom’s successful establishment as an There is no redundancy payment provision in the CEO’s independent company. It is expected that the New Telecom employment agreement. board will undertake a search process to identify a candidate for CEO of New Telecom to lead the Company during FY12/FY13 Remuneration and beyond. The CEO’s remuneration package reflects the scope and Termination benefits under employment agreement complexity of the CEO’s role and is performance-based, so that it is directly linked to the long-term performance of the The employment agreement may be terminated by the board Company. The package includes: (i) a fixed cash component, on three months’ notice. If the board gives notice of termination, (ii) an at-risk short-term incentive award (to be paid under the Telecom must pay Dr Reynolds a termination payment equal to performance incentive scheme) and (iii) an at-risk long-term 12 months’ base remuneration. In addition, the board retains sole incentive award (to be paid under the applicable long-term discretion to determine any entitlements under the CEO’s short incentive scheme). and long-term performance incentive schemes (all outlined below), subject to the rules of these schemes. Dr Reynolds’ at-risk long-term incentive schemes have been modified as appropriate over different financial years to The agreement may be terminated by the CEO on three maintain a high level of incentivisation in a context of significant months’ notice if there is a fundamental change that results transformation in the telecommunications sector: in Dr Reynolds no longer being the CEO of a publicly listed company. If such a fundamental change occurs, the CEO For FY12, the CEO will be granted a cash-based incentive is entitled to a payment as if the board had terminated his which is directly linked to the share price performance employment agreement on notice. of Telecom; The CEO may also, at any time, terminate the agreement on For FY11, the CEO’s long-term incentive was structured six months’ notice. During such notice period, the CEO will as a cash-based performance incentive; continue to receive all remuneration and other entitlements Before FY11, the CEO’s long-term incentive comprised either under the agreement. share rights granted under the performance rights scheme The board may elect to pay the CEO an amount based on his or a combination of such share rights and entitlements base remuneration in lieu of all or part of any termination granted under the performance entitlements scheme. notice period. Further details on these schemes are set out below. In addition, If Dr Reynolds is prevented from carrying out his duties by as certain of the schemes will be affected by the proposed personal accident, death or ill health, the board may in certain demerger of Telecom, details of the anticipated treatment of circumstances terminate the agreement immediately and make such schemes on demerger are also provided below. a payment equal to 12 months’ base remuneration to Dr Reynolds. Remuneration for period ending 30 June 2011 The table below shows the details of the remuneration earned by, or paid to, the CEO, Dr Reynolds, for FY11. BASE SALARY SHORT_TERM INCENTIVE1 LONG_TERM INCENTIVE2 SPECIAL PAYMENTS4 FIXED AT RISK AT RISK _EARNED IN FY11, PAID IN FY12            LAPSED IN FY113 $1,750,000 $3,062,500 134,100 share rights $373,074 1 This is the gross actual annual incentive earned for FY11 and paid in FY12. As noted under CEO short-term incentive scheme – Performance incentive scheme, the CEO’s annual incentive is generally delivered in two forms – 60% by a cash payment and 40% by fully paid ordinary Telecom shares subject to restrictive conditions. For FY11, the board exercised its discretion to deliver the annual short-term incentive amount earned for FY11 entirely in cash. The gross amount earned for FY10 and paid during FY11 was NZ$900,000, of which 60% was awarded in cash and 40% as 108,878 fully paid ordinary Telecom shares subject to restrictive conditions. 2 The CEO was granted an opportunity to receive a cash long-term incentive payment in September 2010 (ie, FY11). The Cash long-term incentive will vest after two years (September 2012), subject to achieving specific hurdles set by the board. The maximum amount that the CEO could receive is $2,100,000. 3 134,100 of the share rights granted to the CEO in FY08, with a value of NZ$583,333 at the time of grant, lapsed during FY11 and the CEO received no value in relation to them. 4 Special payments include payment for personal travel between New Zealand and the United Kingdom, gross accommodation payments and obtaining tax advice. 138 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES CEO short-term incentive scheme – Performance board based on the CEO’s performance against the specified incentive scheme performance objectives. The performance objectives set by The performance incentive scheme is designed to reward the the board focus on maximising company value and leadership CEO for achieving pre-specified target levels of performance. of the Company through this period of transformation and The target value of the incentive award is set annually by the uncertainty. The cash incentive will not be subject to a re-test board and paid at target value if target performance is achieved at a later date. in the relevant year. This amount can be adjusted up or down If the CEO ceases to be employed by Telecom during the two- in line with assessed under or over-performance, subject to the year vesting period, the board has discretion as to the amount maximum value stated below. of any payment made to the CEO under the cash-based The performance targets which determine the amount of performance scheme, based on the date on which the CEO’s the award include overall financial targets (such as EBITDA) employment ceases during the vesting period and the level of and specific performance objectives (such as financial criteria performance achieved against the performance objectives. based on Telecom’s business and strategic plans) and other Long-term incentive for FY12 – Equity link scheme criteria relating to corporate governance, reputation, effective leadership and management. The CEO’s long-term incentive for FY12 (to be granted in Any amount payable under the performance incentive scheme September 2011) will be delivered through a cash-based is typically delivered in two forms – 60% by a cash payment and equity link scheme (described under Executive long-term 40% by fully paid ordinary Telecom shares subject to restrictive incentive). The CEO’s grant under this scheme will have a three conditions. At the board’s discretion, 100% of the award can year vesting period and specific post-allocation performance be delivered in cash. The annual target value of the incentive criteria that determine whether a payment will be made and award is NZ$1,750,000 per annum. The maximum amount of the amount of any such payment. the incentive award is 175% of the annual target value. Long-term incentive for years before FY11 The shares issued to (or purchased by) the CEO under the As noted above, before FY11 the CEO’s long-term performance incentive scheme are not able to be sold or incentive comprised either share rights granted under the otherwise disposed of for a three-year period following issue. performance rights scheme or a combination of such share The shares otherwise have equivalent rights to ordinary rights and entitlements granted under the performance shares held by all other Telecom shareholders, including the entitlements scheme. entitlement to receive New Chorus shares if the proposed demerger proceeds. Any New Chorus shares issued to Dr CEO performance rights scheme Reynolds on demerger will not be subject to any restrictions The performance rights scheme is designed to link part of the as to disposal, but the existing grants of Telecom shares will CEO’s remuneration with Telecom’s long-term performance. continue to be restricted in accordance with the terms of the Three grants have been made under the CEO performance applicable grants. rights scheme (in September 2007, 2008 and 2009). Each share The board has exercised its discretion to deliver the annual right was granted for no cash consideration, with the 2007 grant incentive for FY11 entirely in cash due to the expiry of the vesting equally over a one, two and three year period, and a shareholder approval obtained in 2007 authorising the issue three year vesting period for the 2008 and 2009 grants. Each of shares under the performance incentive scheme. share right provides the right to purchase one ordinary share in Telecom at a nil exercise price if Telecom’s total shareholder CEO long-term incentive schemes return (TSR) meets or exceeds a specific performance hurdle. Long-term incentive for FY11 – CEO cash-based The performance hurdle has both a relative return component long-term incentive (which compares Telecom’s TSR to 20 global integrated The structure of the CEO’s long-term incentive was changed for telecommunications companies) and from the 2008 grant, an FY11 (granted in September 2010) to reflect the extraordinary absolute return component (which compares Telecom’s TSR to level of change and transformation in the telecommunications targets set by the board based on independent external advice). industry. A cash incentive replaced grants of share rights or Testing to determine whether the performance hurdle has been performance entitlements (described below) to more closely achieved will occur at the end of the vesting period of the grant link the CEO’s long-term incentives to deliverables that he could and again 12 months later. If neither the absolute nor relative meaningfully influence in the period. This was consistent with TSR target is achieved to at least the 50th percentile on the the approach to company-wide long-term incentives granted initial test date, then a maximum of 50% of the share rights can in FY11. be exercised if the 50th percentile target is met or exceeded This cash-based performance scheme provides for the CEO to on the re-test. If the number of share rights that would be receive a cash payment at the end of a two-year vesting period exercisable on the re-test is greater than the number that were (being 15 September 2010 to 15 September 2012), subject to exercised on the initial date then those additional share rights achieving specified performance objectives. The maximum will become exercisable. amount of the cash incentive will be 100% of the CEO’s current Both the relative and absolute TSR targets have a minimum long-term incentive component value (NZ$2.1 million), with performance threshold (being the 50th percentile of the the final amount of any payment being determined by the relevant target) and a stretch performance target (being the investor.telecom.co.nz 139

75th percentile of the relevant target) on which the maximum discretion. Vested options will generally lapse three months number of share rights will be exercisable. Outcomes on after the date on which the CEO’s employment ceases. achieving the absolute and relative TSR targets are broadly structured as follows if: CEO performance entitlements scheme Only one of the two TSR targets is achieved to the 50th In 2009, a performance entitlements scheme was established percentile or higher, then 25% of the share rights become due to a shortfall between the number of share rights that exercisable at the 50th percentile, increasing on a straight- Telecom undertook to grant to the CEO for the year and the line basis such that 50% of the share rights become number of share rights that had historically been authorised exercisable at the 75th percentile; by shareholders at Telecom’s 2007 annual meeting. The performance entitlements scheme has substantially the Both of the TSR targets are achieved to at least the 50th same terms as the performance rights scheme and, as such, percentile, then the number of share rights able to be links a portion of the CEO’s remuneration with the long-term exercised is determined by the performance target for performance of Telecom. However, instead of issuing equity which the achievement is highest and 50% of the share securities to the CEO on the vesting of his entitlements, Telecom rights become exercisable at the 50th percentile, increasing will make a specified cash payment as described below. on a straight-line basis such that 100% of the share rights become exercisable at the 75th percentile; or In September 2009, the CEO was granted 95,998 entitlements under the performance entitlements scheme. These Either or both of the TSR targets are achieved to the entitlements have a three year vesting period and are subject 75th percentile or higher, then all of the share rights to the same performance hurdles as the share rights that become exercisable. were also granted in September 2009 (detailed above). Upon Shares issued on the exercise of share rights will be fully paid vesting of the entitlements, a cash payment will be determined ordinary shares ranking equally in all respects with all other by multiplying the market price of the Telecom shares at ordinary Telecom shares at the date of issue of the shares. the time the entitlements are exercised by the number of If the CEO’s employment is terminated by the board without entitlements being exercised. The cash payment will therefore notice, any non-vested share rights granted under the be substantially the same as the market value of the ordinary performance rights scheme will be forfeited. If employment shares the CEO would have received had he exercised share ceases due to either termination by the board on notice or rights under the performance rights scheme. termination by the CEO following a fundamental change in Upon termination of the CEO’s employment agreement, the employment, then those share rights that have not reached the entitlements will be treated in the same way as any share rights initial exercise date and that are more than halfway through the held by the CEO. period from the grant date to the initial exercise date will vest on a pro-rata basis (calculated as the ratio of the period from Impact of proposed demerger the grant date to the termination date, divided by the period If the proposed demerger proceeds, the value of each share from the commencement date to the initial exercise date of the right and performance entitlement is expected to change. grant). If employment ceases, due to either termination by the Following the demerger, Dr Reynolds will receive a different CEO on notice, or the board for disability, then any entitlement number of share rights and performance entitlements in to vesting of the share rights shall be solely at the board’s New Telecom to reflect such changes in value of the share rights and performance entitlements. Telecom employee remuneration Framework for remuneration structure with both a fixed and variable component. The Human Resources and Compensation Committee is Supporting each key principle are appropriate policies and responsible for reviewing Telecom’s remuneration and human practices with clear and established accountabilities and resources strategy, structure, policy and practices. It seeks processes. The principles are: external expert advice on best practice remuneration structures 1. Rewards are market-competitive to attract and and market trends to help ensure that the remuneration retain talented people strategy for Telecom contributes to effective performance and The overall remuneration structure is designed to deliver value creation. rewards that are competitive in the labour markets in which The Human Resources and Compensation Committee Telecom competes for people. recognises the vital role people play in the achievement of Typically, Telecom’s senior management positions are evaluated Telecom’s short-term and long-term objectives as a key source using an internationally recognised job evaluation methodology. of competitive advantage. To grow and be successful, Telecom Job evaluation assesses the comparative importance of each must be able to attract, retain and motivate capable employees. position in terms of its impact and accountability and ensures The key principles determined by the Human Resources internal equity between positions. It also facilitates comparisons and Compensation Committee that underpin Telecom’s of remuneration data between Telecom positions and those in remuneration policies are achieved through a remuneration other companies that are meaningful and accurate. All senior 140 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES manager position evaluations are typically confirmed by an 3. The overall cost of remuneration is managed independent expert in job evaluation methodology. and linked to the ability of the Company to pay All other positions are allocated to job bands that are defined by Telecom has a significant financial investment in its people. job evaluation ranges. A sample of positions is formally evaluated Effective growth is dependent on the quality, commitment, with others allocated to job bands through a matching process. innovation and drive of these employees. Telecom aims, in Telecom accesses market remuneration information by a competitive market, to achieve the appropriate balance sourcing a number of Australasian remuneration surveys between managing overall remuneration costs and investing and seeking independent specialist remuneration advice. in people. This provides comprehensive market information, such as Telecom sets a conservative position for its fixed remuneration remuneration trends and data, performance-based reward and typically only pays remuneration at a higher market structures and pay levels, including benefits and incentive level when performance objectives are achieved. The overall components for different positions in various industries. These remuneration cost is therefore linked to Telecom’s performance are used to ascertain Telecom’s competitive stance and ensure and ability to pay. that Telecom’s rewards are sufficiently competitive. The total funding available for annual remuneration increases The Human Resources and Compensation Committee decides is based on market movement and is approved by the Telecom’s position within a comparative market and this Human Resources and Compensation Committee prior to the determines remuneration ranges. Individual remuneration is remuneration review. The Human Resources and Compensation set within these ranges taking account of a number of factors, Committee monitors remuneration costs and practices to including individual performance and capability, specific ensure they are in line with policy. business needs, the criticality to Telecom of a specific position or individual, market shortages of specific skills, regional 4. Rewards to senior management are aligned differences and economic climate. Remuneration ranges are to long-term performance of the Company reviewed annually to reflect movement in market remuneration. The Human Resources and Compensation Committee makes recommendations to the board on senior management 2. Remuneration is linked to performance so that incentive remuneration plans, including long-term incentives. higher levels of performance attract higher rewards Senior management remuneration packages comprise a fixed Telecom has a comprehensive performance management portion and an at-risk portion that is generally only paid when process. Overall business strategy shapes Telecom’s corporate performance objectives are met. Typically, Telecom’s Executives plan. It cascades to business groups and is reflected in business have approximately 50% of their remuneration package paid as plans and finally in individual performance plans. Individual a fixed component. The remaining 50% is at risk, with generally performance plans, established each year, clarify performance 30% in the form of an annual cash-based incentive and 20% in expectations against which individual achievement is assessed. the form of a long-term incentive scheme. Individual performance is a key input into the annual remuneration review decision, along with current market Short-term incentive scheme – relativity of that individual’s remuneration package and the Annual cash-based incentive scheme individual’s skills and capabilities. The variable remuneration component is at-risk and entirely performance-based. This The annual cash-based incentive scheme, being Telecom’s component includes specifically designed sales incentives, short-term incentive scheme, is an integral part of Telecom’s annual cash-based incentives and long-term incentives. overall approach to competitive performance-based Each scheme links desired performance outcomes with remuneration. It aims to reward individuals for meeting or appropriate reward. exceeding individual, business group and company goals that Sales incentives, specific to sales positions, are designed to are aligned to Telecom’s strategic direction. drive achievement of sales, customer value and service targets. The board determines Telecom’s strategy and measures The annual cash-based incentives, granted via either the of success and agrees a corporate plan with reference to senior short-term incentive scheme or the general short-term external performance benchmarks. Based on this agreed plan, incentive scheme, link company, business and individual business performance targets are set at the beginning of the performance. The annual cash-based incentive scheme applies year with the board assessing performance against these at all levels in the organisation with the specific structure and targets following the completion of the financial year. Similarly, amount of incentive based on position level – senior managers business group targets are set and assessed. Corporate and participate in the senior short-term incentive scheme, while business group plans cascade down the Company to form the others participate in a general short-term incentive scheme. In basis of individual performance plans. These plans translate line with market practice, long-term incentives apply only to high-level corporate and business group strategies and senior management positions. These incentives link the rewards targets into individual objectives that are specific, measurable, of those individuals who most directly influence Telecom’s long- achievable, realistic and time bound. Objectives are set to term business performance to the delivery of outcomes that define, manage and measure against individual performance increase shareholder value, or for those in the Chorus business throughout the year. The incentive design balances business unit (due to Undertakings restrictions) the delivery of Chorus’ performance and individual performance so that above target key strategic imperatives. performance in both results in above target payments, while investor.telecom.co.nz 141

142 Telecom Annual Report 2011 below target performance in either results in lower or, in some cases, no incentive payments. Strong performance in FY11 against key customer and financial metrics resulted in above target business performance and short-term incentive outcomes in FY11. For FY11, a free cash flow hurdle applied to all short-term incentive payments. In order for any incentive payments to be made, Telecom had to meet or exceed this hurdle, which it did. A free cash flow hurdle will need to be met or exceeded for any FY12 short-term incentive to be paid. Impact of proposed demerger If the proposed demerger of Telecom proceeds, the short-term incentive scheme will continue, but the performance plans and targets will cover two periods (a period pre-demerger and a period post-demerger). As such, performance plans and targets will be recalibrated as appropriate to best reflect the position of New Telecom following the demerger. Long-term incentive schemes Telecom also operates both equity and cash-based long-term incentive schemes for members of the Executive team and senior managers. These schemes are designed to ensure there is an appropriate balance between short, medium and longer-term performance objectives. As with the CEO’s long-term incentive schemes, the Executive and senior manager at-risk long-term incentive schemes have been modified as appropriate over different financial years to maintain a high level of incentivisation in a context of significant transformation in the telecommunications sector. .For FY12 (to be granted in September 2011), Executives and senior managers will receive a cash-based incentive which is directly linked to the share price performance of Telecom; .For FY11 (granted in September 2010), long-term incentives were structured as a cash-based performance incentive; .Before FY11, long-term incentives were structured as grants under the share option scheme and/or one of the restricted share schemes. Further details on these schemes are set out below. In addition, as certain of the schemes will be affected by the proposed demerger of Telecom, details of the anticipated treatment of such schemes in demerger are also provided below. Executive long-term incentives Executive long-term incentive grants for FY11 – Executive cash-based incentive scheme For FY11, the same cash-based performance scheme as described above at Long-term incentive for FY11 – CEO cash-based long-term incentive applied for the Executive team, albeit with performance being assessed against objectives appropriate to the Executives’ roles for the duration of the scheme. This replaced grants of share rights to the Executive team (see Telecom restricted share schemes) for FY11. The maximum value of the cash incentive was 100% of the long-term incentive component value for each Executive, with the amount of incentive paid determined by the board, based on achievement against the specified performance objectives. The vesting period will be two years and payment will occur at the end of the vesting period, provided that the Executive is still employed by Telecom. Executive long-term incentive grants for FY12 – Equity link scheme For FY12, the Executive team will receive their long-term incentive awards through the equity link scheme. The Executive awards under this scheme will be subject to post allocation performance testing, with testing undertaken by the board. The equity link scheme provides a cash payment of an amount that is adjusted upwards or downwards based on Telecom share price movement over the specified period, ensuring that remuneration is linked to share price performance. If the proposed demerger proceeds, the grants to any participants in the Telecom equity link scheme who become employees of New Chorus on demerger will transfer to an equivalent New Chorus scheme. Senior manager long-term incentives Senior manager long-term incentive grants for FY11 – Senior manager cash-based incentive scheme For FY11, all long-term incentives were delivered in cash and approximately 100 senior managers participated in the long-term incentive schemes. The quantum of each senior manager’s incentive grant was linked to performance in the delivery of the annual business plan as measured through their short-term incentive performance outcome achieved for the previous year ended 30 June. This is the same performance outcome that is applied to the annual cash-based incentive scheme (see Short-term incentive scheme – Annual cash-based incentive scheme) and comprises individual, business group and company goals. The amount of long-term incentive granted will therefore vary from 0 to 200% of the current long-term incentive component value specified in the relevant senior manager’s employment agreement. The vesting period is three years and payment will occur at the end of the vesting period, provided that the individual is still employed by Telecom. Senior manager long-term incentive grants for FY12 – Equity link scheme For FY12, senior management long-term incentives will be delivered using the same pre-allocation performance measures as above, and will be granted under the equity link scheme (described above). Senior manager long-term incentive grants for years before FY11 The schemes under which equity-based incentives were granted to senior managers in previous years are summarised below. The total number of restricted shares, share rights and share options on issue under these schemes comprised less than 1% of the total shares on issue at 30 June 2011. See note 22 to the financial statements in Performance for more details. Telecom share option scheme The Telecom share option scheme was introduced in 1994. This scheme is being discontinued, and the lapse date of the last

143 INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES investor.telecom.co.nz tranche of options is 16 September 2011. The ability to exercise the outstanding options is subject to prescribed performance hurdles being met. A cost of equity performance hurdle applies to all options, under which, for these options to be exercised, Telecom’s share price must exceed the option exercise price escalated by the cost of equity less dividends paid, within the applicable period. All outstanding options currently would not satisfy that hurdle. Until exercised, share options have no voting rights. Telecom restricted share schemes In September 2001, restricted shares were introduced as a component of remuneration for selected senior people. The objective of the scheme is to align employee incentives with shareholder value without the dilutionary impact of widespread use of share options. Restricted shares are delivered via two different mechanisms that provide the same incentive and reward outcomes: (a) the Telecom restricted share scheme and (b) the Telecom share rights scheme. Restricted Share Scheme Under the restricted share scheme, ordinary shares in Telecom are issued to Telecom Trustee Limited, a Telecom subsidiary. Participants purchase shares from Telecom Trustee Limited with funds lent to them by Telecom and which are held on their behalf by Telecom Trustee Limited. Telecom Trustee Limited cannot exercise any voting rights attached to the shares. However, once vested, the shares have the same voting rights as ordinary shares. Generally the shares vest after a three-year period, although a reduced period may be used in some cases. If the individual is still employed by Telecom at the end of the vesting period, the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. Under special circumstances, individuals who cease employment prior to the end of the vesting period can receive a partial award under the restricted share scheme. Restricted shares issued on or after September 2007 may be eligible for dividends. Impact of proposed demerger If the demerger proceeds, the trustee under the restricted share scheme will receive New Chorus shares in respect of any Telecom ordinary shares it holds on behalf of participants in the same manner as other eligible holders of Telecom shares. The trustee will allocate such New Chorus shares to participants in the restricted share scheme on a pro rata basis to the number of shares it holds on behalf of each participant, and such New Chorus shares will vest immediately. In addition, the Telecom shares held by the trustee on behalf of any New Chorus employees will vest immediately. The trustee will continue to hold Telecom shares on behalf of New Telecom employees in accordance with the scheme. Share Rights Scheme Under the share rights scheme, participants are granted rights to purchase Telecom shares at a nil cost strike price. Share rights have no voting rights until exercised and generally cannot be exercised for a three-year period. The share rights will be exercisable at the end of the vesting period only if the individual is still employed by Telecom and, in the case of executives, a total shareholder return performance hurdle has been met, except in special circumstances. Impact of proposed demerger If the proposed demerger proceeds, the value of each share right granted under the share rights scheme is expected to change. Following the demerger, participants in the share rights scheme will receive a different number of share rights in New Telecom to reflect such changes in value of the share rights. Participants will not receive any New Chorus share rights or shares. Chorus long-term incentive scheme The Undertakings specify that Chorus staff cannot be granted Telecom equity or receive incentives linked to Telecom performance. Chorus long-term incentive schemes are cash-based. For FY12, if the proposed demerger proceeds, eligible Chorus employees will receive their long-term equity grants under an equity link scheme equivalent to that described above but relating to New Chorus shares instead. Superannuation During FY11, Telecom made pension contributions of NZ$1 million to the New Zealand Government Superannuation Fund (FY10: NZ$1 million; FY09: NZ$1 million; FY08: NZ$1 million) and NZ$14 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (FY10: NZ$15 million; FY09: NZ$18 million; FY08: NZ$10 million). With effect from 1 April 2009, the KiwiSaver Act 2008 required Telecom to make a contribution of 2% of total gross earnings for all New Zealand employees who are contributing to a KiwiSaver superannuation fund. Total KiwiSaver Employer Contributions made by Telecom for FY11 were NZ$6 million (FY10: NZ$4 million; FY09: NZ$2 million; FY08: NZ$266,324). Executive retirement or redundancy Typically, the Executive employment agreements provide that, in the event an Executive is made redundant, he or she will be entitled to redundancy compensation equivalent to nine months of the Executive’s total base remuneration entitlement. The Executive will also be entitled to receive any incentive scheme entitlement in accordance with the rules of the relevant incentive scheme, in the event of his or her redundancy. Russ Houlden resigned with effect from 30 September 2010 and did not receive a retirement or redundancy payment. The executive position held by Wayne Peat was disestablished on 21 April 2011. Mr Peat received a redundancy payment equivalent to nine months’ total base remuneration, in accordance with his employment contract. He did not receive any retirement payments. Paul Broad was on a fixed-term contract that expired on 1 July 2011 and, as such, did not receive a retirement or redundancy payment.

144 Remuneration of Executives The table below shows the details of the remuneration paid and earned during FY11 for each of the six highest paid Executives employed by Telecom as at 30 June 2011 (excluding the CEO, whose compensation is disclosed under CEO remuneration). AT_RISK INCENTIVES EXECUTIVE FIXED REMUNERATION SPECIAL PAYMENTS5 (subject to performance testing) BASE SALARY1 SHORT_TERM INCENTIVE EARNED IN FY112 LONG_TERM INCENTIVE VESTED/ LONG_TERM INCENTIVE (paid during year FY12) TRANSFERRED IN FY113 LAPSED IN FY11 Alan Gourdie $800,000 $681,200—38,807 Share Rights $5,750 Mark Ratcli_e $630,000 $820,000 58,140 Share Rights 168,068 Share Options— $221,400 transfer of Chorus Cash LTI granted in FY08 Chris Quin $630,000 $644,520 10,303 Restricted Shares—- David Havercroft $550,000 $561,990—- $2,185 Nick Olson 4 $547,838 $577,891 10,725 Restricted Shares 104,206 Share Options $96,232 Tristan Gilbertson $460,000 $397,716 5,234 Share Rights 12,389 Share Rights $3,450 1 Base salary is the total cost to Telecom of salary and packaged benefits (including motor vehicles and parking) received in The aggregate amount of compensation earned by all members of the Executive team (including FY11. As provided for other Telecom employees, the above individuals also receive telephone concessions, which include free telephone line rental, national and international calls, mobile and online services. The value of this telephone concession is the CEO) during FY11 was NZ$22,143,397. This figure includes amounts paid to Executives who not included in this figure. In addition, the above individuals receive de minimis amounts by way of contributions to medical left during FY11 and to people who were in acting Executive positions during FY11, such amounts insurance premiums and membership of the Marram Trust (a community healthcare and holiday accommodation provider). If the individual is a KiwiSaver member, a contribution of 2% of gross earnings is made towards that individual’s KiwiSaver totalling $4,037,380. The aggregate amount of long-term incentives granted to all members scheme. These amounts are not included in this figure. The KiwiSaver members as at 30 June 2011 were Alan Gourdie, Mark Ratcliffe, and Tristan Gilbertson. of the Executive team (including the CEO) during FY11 was NZ$4,369,803. Such amount will be 2 This amount is the actual annual incentive earned by the Executive for FY11 and paid in August 2011, being FY12. The actual paid in September 2012 (ie, FY13) subject to continued employment and satisfaction of annual short-term incentive earned by the Executives for FY10 and paid in August 2010, being FY11 was: Alan Gourdie $432,640, Chris Quin $330,330, Mark Ratcliffe $555,960, David Havercroft $183,140, Nick Olson $165,110 and Tristan Gilbertson $260,832. performance hurdles. Strong performance in FY11 against key financial and customer metrics resulted in above target business short-term incentive outcomes for FY11. 3 Executives were granted an opportunity to receive a cash long-term incentive payment in September 2010 (ie, FY11). If the relevant Executive is still employed by Telecom and the post allocation hurdles attached to the relevant incentive have been met, the Executive will receive part or all of such incentive amount in September 2012 (ie, FY13). The maximum amount that Executives would receive on satisfying applicable performance hurdles is: Alan Gourdie $520,000, Chris Quin $345,000, Mark Ratcliffe $205,000, David Havercroft $220,000, Nick Olson $240,000, and Tristan Gilbertson $184,000. 4 Nick Olson was appointed to the role of Chief Financial Officer on 1 October 2010. As such his base salary figure comprises the aggregate of a pro rata proportion of his base remuneration for the periods before and after his appointment as an Executive. 5 Special payments include payments for taxation advice and accommodation allowances. Telecom Annual Report 2011

Aggregate equity holdings and share ownership of Executives as at 30 June 2011 – including number granted, unrestricted, lapsed during FY11 I N investor. T R O EXECUTIVE CLASS OF EQUITY NUMBER HELD AT NUMBER GRANTED NUMBER VESTED / NUMBER NUMBER LAPSED / NUMBER NUMBER HELD AT EXERCISE EARLIEST POSSIBLE EXPIRY DATE RANGE D U telecom. SECURITY1 30 JUNE 2010 DURING FY11 AS ACQUIRED UNRESTRICTED CANCELLED EXERCISED_/ SOLD 30 JUNE 2011 PRICE RANGE EXERCISE DATE / TRANSFER C T co. REMUNERATION DURING FY11 DURING FY11 DURING FY11 DURING FY11 DATE RANGE I O nz Paul Reynolds Performance Rights 1,615,900—— 134,100—1,481,800 N/A 27/09/10 – 16/09/12 27/12/11 – 16/12/13 N Incentive Shares2 382,249 108,878—- —- 491,127 N/A N/A N/A Tristan Gilbertson Share Rights 114,124—— 12,389 5,234 96,501 N/A 16/09/10 – 16/09/12 16/12/11 – 16/12/13 Ordinary Shares—- 5,234——- 5,234 N/A N/A N/A Alan Gourdie Share Rights 341,093—— 38,807—302,286 N/A 16/09/10 – 16/09/12 16/12/11 – 16/12/13 OUR Ordinary Shares 16,395—— —- 16,395_ N/A N/A N/A David Havercroft Restricted Shares 28,704—— —- 28,704 N/A 16/12/12 N/A COMPANY Nick Olson Share Options 212,226—— 104,206—108,020 6.11 16/09/07 – 19/09/08 16/09/11 Restricted Shares 77,890—- 10,725 —- 67,165 N/A 16/09/11 – 16/09/12 N/A Ordinary Shares—- 10,725——- 10,725 N/A N/A N/A Chris Quin Share Options 113,127—— —- 113,127 6.11 16/09/07 – 19/09/08 16/09/11 Share Rights 157,746—— —- 157,746 N/A 16/09/11 – 16/09/12 16/12/12 – 16/12/13 Restricted Shares 10,303—- 10,303 —— N/A N/A N/A Ordinary Shares—- 10,303——- 10,303 N/A N/A N/A PERFORMANCE Mark Ratcli_e3 Share Options 331,735—— 168,068—163,667 6.11 16/09/07 – 19/09/08 16/09/11 Share Rights 58,140—— —58,140—N/A N/A N/A Ordinary Shares 25,750—58,140——- 83,890_ N/A N/A N/A Rod Snodgrass Share Options 80,295—— 80,295—- N/A N/A N/A Share Rights 127,700—— —- 127,700 N/A 16/09/11 – 16/09/12 16/12/12 – 16/12/13 Restricted Shares 8,524—- 8,524 —— N/A N/A N/A Ordinary Shares—- 8,524 -            -_—8,524 N/A N/A N/A Tina Symmans Share Rights 44,281—— —- 44,281 N/A 16/09/12 16/12/13 GOVERNANCE 1 No performance rights, share options, share rights or restricted shares were granted under the relevant incentive schemes during 3 During FY09, Mark Ratcliffe was granted a cash long-term incentive of NZ$205,000 with hurdles and a qualification date of FY11. Grants were made under these schemes in prior years. For further details of the specific incentive schemes under which the 16 September 2010, under the Chorus Cash Long-Term Incentive Scheme. During FY11, Mark Ratcliffe was granted a cash grants were made, see CEO long-term incentive schemes and Long-term incentive schemes above. long-term incentive of NZ$205,000 with hurdles and a qualification date of 16 September 2012, granted under the Executive 2 Ordinary Telecom shares subject to restrictive conditions issued in accordance with the CEO performance incentive scheme. Cash-Based Long-Term Incentive Scheme. Mark Ratcliffe received his long-term incentive in cash as the Undertakings specifythat as CEO of Chorus, incentives must not include Telecom shares or be linked to Telecom’s overall performance. 4 Mark Ratcliffe is not the registered holder of these shares but has a beneficial interest in them. As at 5 September 2011 there was no change in Executives’ equity interests as described above. DISCLOSURES 145

Value of equity-based compensation – exercised or lapsed The following table details equity-based compensation that was granted to Executives prior to 30 June 2010, that was exercised, unrestricted or lapsed during the period ending 30 June 2011, and the value derived from those securities. NUMBER EXERCISED/ DATE OF GRANT DATE OF EXERCISE/LAPSE UNRESTRICTED/_LAPSED_ EXERCISE PRICE NZ$ Paul Reynolds Performance Rights 27/09/07 29/10/10 (134,100)—Tristan Gilbertson Share Rights 16/09/08 29/10/10 5,234— 16/09/08 16/12/10 (12,389)—Alan Gourdie Share Rights 16/09/09 29/10/10 (38,807)—Nick Olson Share Options 01/09/04 01/09/10 (26,052) $5.95 01/09/04 01/09/10 (78,154) $5.95 Restricted Shares 24/09/07 24/09/10 10,725—Chris Quin Restricted Shares 24/09/07 24/09/10 10,303—Mark Ratcli_e Share Options 01/09/04 01/09/10 (42,017) $5.95 01/09/04 01/09/10 (126,051) $5.95 Share Rights 24/09/07 24/09/10 58,140—Rod Snodgrass Share Options 01/09/04 01/09/10 (20,074) $5.95 01/09/04 01/09/10 (60,221) $5.95 Restricted Shares 24/09/07 24/09/10 8,524— Employees The table below sets out the total number of employees employed on a headcount basis by Telecom over the past three financial years as at 30 June. Telecom also reports the total number of employees on a full-time equivalent (FTE) basis, which is different to total headcount. The following employee numbers exclude fixed-term employees (ie, employees who are employed for a specified period rather than on a permanent basis). At 30 June 2011, there were 117 fixed-term employees. YEARS ENDED 30 JUNE 2011 2010 2009 Employees 8,297 8,629 8,535 The table below sets out a break down of persons employed by Telecom by business unit and geographic location as at 30 June 2011: BUSINESS UNIT PERMANENT EMPLOYEES AAPT 8451 Chorus 261 Corporate 6082 Gen-i 2,537 Wholesale & International 305 Retail 1,909 Technology and Shared Services 1,832 Grand total 8,297 COUNTRY PERMANENT EMPLOYEES New Zealand 7,107 Australia 1,054 Cook Islands3 108 United States 17 United Kingdom 8 Singapore 3 Grand total 8,297 1 AAPT’s reduced headcount has been driven by restructuring after the sale of the Consumer division in September 2010. 2 During FY11, Telecom centralised a number of its corporate functions from the individual business units into the corporate group. The aim of this activity was to avoid duplication and reduce complexity throughout Telecom, which resulted in a reduced aggregate headcount and an increased headcount in the centralised corporate group. 3 Telecom Cook Islands Limited is 60% owned by Telecom. 146 Telecom Annual Report 2011

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES The majority of Telecom’s employees reside in New Zealand REMUNERATION RANGE NZD NUMBER OF EMPLOYEES and are employed on individual employment agreements with $2,540,001-$2,550,000 1 no fixed terms. The majority of Telecom’s Australian employees $1,890,001-$1,900,000 1 $1,750,001-$1,760,000 1 are employed on individual employment agreements with no $1,630,001-$1,640,000 1 fixed terms. Federal awards, which specify minimum wages and $1,610,001-$1,620,000 2 conditions are relevant to some of these Australian agreements. $1,580,001-$1,590,000 1 $1,300,001-$1,310,000 1 Fixed term employees and casual contractors are also used. $1,270,001-$1,280,000 1 A minority of employees in New Zealand and Australia belong $1,040,001-$1,050,000 1 to unions. In Australia, some employees are members of the $1,010,001-$1,020,000 1 $1,000,001-$1,010,000 1 Community and Public Sector Union and the Communications $950,001-$960,000 1 Union and in New Zealand some employees are members $900,001-$910,000 1 of the New Zealand Amalgamated Engineering, Printing and $860,001-$870,000 1 $850,001-$860,000 1 Manufacturing Union. Telecom does not require employees $810,001-$820,000 1 to disclose their union membership, and, consequently, union $790,001-$800,000 1 details and membership figures are unknown. $760,001-$770,000 3 $740,001-$750,000 1 Employee remuneration range $670,001-$680,000 $710,001-$720,000 1 1 $660,001-$670,000 1 This table shows the number of employees and former $640,001-$650,000 1 employees of Telecom, not being directors of Telecom, who, in $610,001-$620,000 1 their capacity as employees, received remuneration and other $600,001-$610,000 1 benefits during FY11 of at least NZ$100,000. $580,001-$590,000 1 $570,001-$580,000 1 The remuneration figures shown include all monetary $560,001-$570,000 2 payments actually made during the year, including $550,001-$560,000 1 $540,001-$550,000 2 redundancies and the face value of any at-risk long-term $530,001-$540,000 2 incentives granted, where applicable. During FY11 reviews of $520,001-$530,000 1 the organisational structure have been undertaken throughout $510,001-$520,000 2 $500,001-$510,000 1 Telecom, with the aim to deliver a lower cost business by $490,001-$500,000 3 eliminating duplication in corporate services, technology $480,001-$490,000 5 platforms, products and customer delivery processes. This has $470,001-$480,000 4 seen a reduction in the number of Executives and other senior $460,001-$470,000 2 $450,001-$460,000 2 managers during the year. $440,001-$450,000 5 The table does not include amounts paid post 30 June 2011 $430,001-$440,000 4 $420,001-$430,000 3 that related to FY11. Employees receive telephone concessions $410,001-$420,000 3 that can include free telephone line rental, national and $400,001-$410,000 8 international phone calls and online services. The value of this $390,001-$400,000 5 $380,001-$390,000 9 benefit is not included in these remuneration figures. $370,001-$380,000 9 In addition, certain employees receive contributions towards $360,001-$370,000 8 membership of the Marram Trust (a community healthcare $350,001-$360,000 6 $340,001-$350,000 14 and holiday accommodation provider), contributions to the $330,001-$340,000 13 Government Superannuation Fund (a legacy benefit provided $320,001-$330,000 15 to a small number of employees) and, if the individual is a $310,001-$320,000 12 $300,001-$310,000 16 KiwiSaver member, a contribution of up to 2% of gross earnings $290,001-$300,000 9 towards that individual’s KiwiSaver scheme. These amounts are $280,001-$290,000 15 not included in these remuneration figures. $270,001-$280,000 21 $260,001-$270,000 18 Any benefits received by employees that do not have an $250,001-$260,000 32 attributable value are not included. The remuneration details $240,001-$250,000 44 of those employees paid outside of New Zealand have been $230,001-$240,000 38 $220,001-$230,000 41 converted into New Zealand dollars. Consideration should be $210,001-$220,000 74 given to the strong NZD:AUD exchange rate for the Australian $200,001-$210,000 78 dollar remuneration for the relevant period, as well as increasing $190,001-$200,000 76 $180,001-$190,000 113 market remuneration in Australia. $170,001-$180,000 132 No employees appointed as a director of a subsidiary company $160,001-$170,000 138 of Telecom receives or retains any remuneration or other $150,001-$160,000 185 $140,001-$150,000 255 benefits from Telecom for acting as such. $130,001-$140,000 291 $120,001-$130,000 316 $110,001-$120,000 431 $100,000-$110,000 480 Total 2,974 investor.telecom.co.nz 147

D I S C LO S U R E S Interests disclosures Director share ownership As at 5 September 2011, directors and executives had a beneficial interest in Telecom shares representing approximately 0.04% of the shares outstanding. Telecom ordinary shares beneficially owned by directors and executives have the same voting rights as all other ordinary shares of Telecom currently on issue. As at 30 June 2011, directors had a relevant interest (as defined in the Securities Markets Act 1988) in Telecom shares as follows: NAME RELEVANT INTEREST IN TELECOM SHARES 30 JUNE 2011 PERCENTAGE1 Wayne Boyd 43,666 0.002 Murray Horn 10,000 0.001 Paul Reynolds 1,972,9272 0.103 Kevin Roberts 20,000 0.001 Sue Sheldon3—- Ron Spithill 18,000 0.001 1 Each percentage stated has been rounded to the nearest 1/1000th of a percent. 2 Held in the form of 1,481,800 share rights and 491,127 ordinary shares subject to restrictive conditions as detailed in the table under Remuneration – Aggregate equity holdings and share ownership of Executives as at 30 June 2011. 3 Each director is currently deemed to have inside information by virtue of their knowledge of the Government’s UFB initiative and the associated demerger proposal and is therefore precluded from dealing in Telecom shares. This was the case when Ms Sheldon joined the board on 21 June 2010. As at 5 September 2011, there was no change in directors’ relevant interests in Telecom shares. Interests register The following are particulars of entries made in the interests register for FY11. Disclosure of director interests Directors disclosed, pursuant to section 140 of the Companies Act 1993, an interest or cessation of interest in the following entities during FY11. Wayne Boyd ENTITY RELATIONSHIP Freightways Limited Ceased to be Chairman and a Director Meridian Energy Limited Ceased to be Chairman and a Director Vulcan Steel Limited Ceased to be Chairman Murray Horn ENTITY RELATIONSHIP HFT Co Limited Appointed a Director Ministry of Health, NZ Government Ceased to be Chair of the National Health Board’s Capital Investment Committee Rod McGeoch ENTITY RELATIONSHIP Flyingfox Pty Limited Appointed Chairman Paul Reynolds ENTITY RELATIONSHIP Telecom Foundation Became an Appointor Sue Sheldon ENTITY RELATIONSHIP Wool Industry Network Limited Ceased to be a Director Wool Grower Holdings Limited Ceased to be a Director Freightways Limited Appointed Chairman Smith City Group Limited and Ceased to be a Director subsidiaries Global Women Appointed to Advisory Board 148 Telecom Annual Report 2011

Ron Spithill ENTITY RELATIONSHIP Vodafone Hutchison Australia Pty Appointed a Director Limited Vodafone Hutchison Australia Pty Ceased to be an Alternate Limited Director Hutchison Telecommunications Appointed a Director (Australia) Pty Limited Singapore Government Became a Consultant Singapore Government Ceased to be an expert panel adviser Good Beginnings Australia Appointed to Finance and Risk Management Committee Relevant interest in shares Directors disclosed, pursuant to section 148 of the Companies Act 1993, the following acquisitions and disposals of relevant interests in Telecom shares during FY11: Paul Reynolds DATE OF DISPOSAL/ CONSIDERATION NUMBER OF SHARES CLASS OF ACQUISITION PAID/RECEIVED ACQUIRED/_DISPOSED_ SECURITIES 15/09/2010 Services to 108,878 restricted Telecom shares1 29/10/2010 N/A (Lapse of (134,100)2 share share rights) rights 1 The shares were issued as part of the CEO performance incentive scheme. For further details of this scheme and the restrictions attached to the shares, see Remuneration – CEO Remuneration. 2 The share rights issued pursuant to the CEO performance rights scheme lapsed as the pre-specified performance hurdles were not met. For further details of this scheme and the performance hurdles associated with it, see Remuneration – CEO Remuneration. The board authorised, for the purposes of section 161 of the Companies Act 1993, during FY11 the entry into the CEO’s remuneration package including the cash-based performance scheme. During FY11, an entry was made in the interests register for the purposes of section 162 of the Companies Act 1993 in relation to insurance effected for Telecom’s directors and officers for a period of 12 months from 1 June 2010. Related party transactions The NZSX Listing Rules define a related party to include a director of Telecom, or any of its subsidiaries, a holder of more than 5% of Telecom’s issued share capital and persons associated with such persons. Executives do not participate in new grants under Telecom’s restricted share scheme, but restricted shares were issued to executives up until September 2003 and executives may hold restricted shares from prior, non-executive, roles with Telecom. The loans associated with the restricted share scheme are made on interest-free terms. As at 5 September 2011, the amount receivable from executives relating to these loans totalled NZ$0.4 million (9 August 2010: NZ$0.2 million). The largest amount of such loans (including to acting executives and executives who have ceased employment) in the period from 30 June 2010 to 5 September 2011 was NZ$0.8 million. No executive has been provided with any further loans since becoming an executive. Key management personnel costs, which include the remuneration of the CEO and the members of the executive team, are disclosed in note 5 to the financial statements. Other related party transactions that are required to be disclosed by IFRS are detailed in note 27 to the financial statements, see Performance for further details. investor.telecom.co.nz 149

150 Telecom Annual Report 2011 Shareholder and exchange disclosures Stock exchange listing The ordinary shares of Telecom Corporation of New Zealand Limited are listed on the NZSX and ASX. Telecom shares are listed on the NYSE in the form of American Depositary Receipts (ADR (one ADR is equal to five ordinary shares)). Due to the Kiwi Share provisions in Telecom’s constitution, NZX has given Telecom’s shares a Non-Standard designation. For further information on the Kiwi Share provisions, see Shares and Governance – Kiwi Share. NZX waivers Details of all waivers granted and published by NZX within or relied upon by Telecom in the 12 months immediately preceding the date two months before the date of publication of this Report are available on Telecom’s website at www.telecom.co.nz. ASX listing Telecom changed its admission category on the ASX from ‘ASX Exempt Foreign’ to ‘ASX Listing’ in the 2002 financial year. As a consequence of becoming fully listed on the ASX, Telecom is required to make the following statements: .Telecom is incorporated in New Zealand; .Telecom is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act 2001 dealing with the acquisition of shares (ie, substantial holdings and takeovers); and .Telecom’s constitution provides that: (1) No person shall have a relevant interest in 10% or more of the total voting shares for the time being without, and except in accordance with the terms of, the written approvals of each of the Kiwi Shareholder and the board; and (2) No person who is not a New Zealand national shall have a relevant interest in more than 49.9% of the total voting shares for the time being without, and except in accordance with the terms of, the prior written approval of the Kiwi Shareholder. However, the power of the board to limit the acquisition of more than 10% of the total voting shares as set out above must be read subject to the New Zealand Takeovers Code (the Code) and in particular clauses 38 and 39 of the Code, which provide as follows: (a) Clause 38 of the Code requires that if Telecom receives a takeover notice (a notice required when a full or partial offer is being made under the Code) or has reason to believe that a bona fide offer is imminent, the directors must not take any action, in relation to the affairs of Telecom, that would effectively result in an offer being frustrated or Telecom shareholders being denied the opportunity to decide on the merits of an offer; (b) Clause 39 of the Code permits directors to take or permit: (i) Actions approved by an ordinary resolution of Telecom shareholders; or (ii) Actions taken or permitted under contractual obligations entered into by Telecom, or in the implementation of proposals approved by Telecom directors, where the obligations were entered into, or the proposals approved, before Telecom received the takeover notice or became aware that the offer was imminent; or (iii) If paragraphs (i) and (ii) do not apply, actions taken or permitted for reasons unrelated to the offer with the prior approval of the board. Shares As at 5 September 2011, there were 1,924,707,065 shares on issue. This figure includes one Kiwi Share, being a preference share held by the New Zealand Government. At the same date, there were also approximately 465 ADR holders in the United States holding the equivalent of 14% of the shares. Telecom has a number of distinct relationships with the New Zealand Government, including as a preference shareholder, regulator and customer. For more information on the Kiwi Share, including the special rights attached to it, see the summary of Telecom’s constitution contained in the 2010 Telecom annual report and Governance – Kiwi Share.

I N T R O D U C T I O N OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES Dividends declared The following is a summary of all dividends declared by Telecom since 2006 (which period includes the five most recent financial years). 1ST QUARTER 2ND QUARTER 3RD QUARTER 4TH QUARTER 2006 NZ cents 9.50 9.50 9.50 7.00 US cents 51.83 51.83 51.83 35.54 2006 Special Dividend NZ cents 5.00 5.00 US cents 27.28 25.38 2007 NZ cents 7.00 7.00 7.00 14.50 US cents 38.41 38.40 41.95 79.94 2008 NZ cents 7.00 7.00 7.00 8.00 US cents 27.06 27.76 26.77 26.14 20091 NZ cents 6.00 6.00 6.00 6.00 US cents 13.81 13.40 16.01 18.05 20101 NZ cents 6.00 6.00 6.00 6.00 US cents 18.33 17.82 17.14 21.98 20112 NZ cents 3.5 3.5 3.5 7.5 US cents 13.23 12.86 14.11 32.683 2011 Special Dividend4 NZ cents 2.00 US cents 8.723 The amounts above in NZ cents are dividends per ordinary share, and the amounts expressed in US cents are dividends per American Depositary Share (ADS). The amount of US cents is calculated based on an approximate exchange rate. The actual US dividend paid is based on the currency conversion exchange rate obtained by The Bank of New York Mellon when converting NZ dollars into US dollars and less transaction charges. On 1 April 1997, Telecom’s ADR to ordinary share ratio changed from 1:16 to 1:8. On 25 September 2007, Telecom’s ADR to ordinary share ratio changed from 1:8 to 1:5. 1 The 2009 and 2010 dividends were unimputed and are therefore subject to resident withholding tax. The 2009 and 2010 dividends are shown after the deduction of 15% non-resident withholding tax. 2 The 2011 dividends were paid on the following dates: first quarter dividend on 3 December 2010; second quarter dividend on 11 March 2011 and third quarter dividend on 3 June 2011. The fourth quarter dividend is payable on 16 September 2011. 3 Estimate based on an exchange rate at 28 July 2011 of US$0.8715. 4 On 19 August 2011 Telecom announced the payment of a fully imputed special dividend of 2.0 cents per share for the fourth quarter. This dividend is a result of better than expected results in the six month period to 30 June 2011. The last date for shareholders to participate in the dividends for the fourth quarter announced on 18 August 2011 was 2 September 2011. For FY12, Telecom will move to semi-annual dividend payments to align with its financial reporting cycle. Accordingly, the first dividend payment for FY12 is anticipated to be in March 2012. investor.telecom.co.nz 151

Price history The following tables set out, for the periods indicated, the highest and lowest closing sale prices for the ordinary shares as derived from the Daily Official List of the NZSX and the highest and lowest sale prices of the ADSs quoted on the NYSE. (a) Annual high and low market prices for the last five financial years: PERIOD NZ$ PER SHARE US$ PER ADS HIGH LOW HIGH LOW 1 July 2006 – 30 June 20071 5.05 3.88 20.64 13.68 1 July 2007 – 30 June 20081 4.79 3.57 21.90 13.45 1 July 2008 – 30 June 2009 3.81 2.20 13.72 5.46 1 July 2009 – 30 June 2010 2.88 1.81 9.73 6.06 1 July 2010 – 30 June 2011 2.51 1.82 10.10 6.34 1 Historic prices retrospectively restated to reflect the impact of both the capital return and ratio change of ordinary shares to ADRs in September 2007. For more information on the capital return and ratio change, see note 21 to the financial statements. (b) Quarterly high and low market prices for the last two full financial years: PERIOD NZ$ PER SHARE US$ PER ADS HIGH LOW HIGH LOW 1 July 2009 – 30 September 2009 2.88 2.61 9.66 8.22 1 October 2009 – 31 December 2009 2.70 2.35 9.73 8.40 1 January 2010 – 31 March 2010 2.59 2.11 9.51 7.47 1 April 2010 – 30 June 2010 2.24 1.81 8.06 6.06 1 July 2010 – 30 September 2010 2.13 1.82 7.73 6.34 1 October 2010 – 31 December 2010 2.24 2.02 8.56 7.60 1 January 2011 – 31 March 2011 2.32 1.97 8.90 7.12 1 April 2011 – 30 June 2011 2.51 1.96 10.10 7.66 (c) Monthly high and low market prices for the last six months and the period commencing 1 September 2011 and ended 5 September 2011: PERIOD NZ$ PER SHARE US$ PER ADS HIGH LOW HIGH LOW 1 March 2011 – 31 March 2011 2.16 1.97 7.97 7.12 1 April 2011 – 30 April 2011 2.19 1.96 8.73 7.66 1 May 2011 – 31 May 2011 2.49 2.13 9.84 8.52 1 June 2011 – 30 June 2011 2.51 2.27 10.10 9.29 1 July 2011 – 31 July 2011 2.68 2.44 11.47 10.17 1 August 2011 – 31 August 2011 2.77 2.37 11.69 9.72 1 September 2011 – 5 September 2011 2.50 2.40 10.58 10.23 Share buybacks There were no share buybacks for the period commencing not to proceed due to the fact that Telecom believed it was in 1 July 2010 and ended 5 September 2011. Telecom announced possession of inside information in relation to the New Zealand on 7 May 2010 that it would reintroduce (until such time as it Government’s UFB initiative. Telecom considers that it may determines otherwise) the quarterly on-market share buyback, continue to be in possession of inside information in relation to commencing 3 December 2010. However, on 17 November the UFB initiative and the potential demerger of Telecom and, 2010, it was announced that the issue of shares under its accordingly, the suspension of the dividend reinvestment plan dividend reinvestment plan and the associated buyback was is likely to continue until further notice. 152 Telecom Annual Report 2011

153 INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES investor.telecom.co.nz Shareholders Current substantial security holders According to information publicly available to Telecom via notices filed pursuant to the New Zealand Securities Markets Act 1988, the beneficial owners of 5% or more of Telecom’s ordinary shares as at 30 June 2011 and as at 5 September 2011 were as follows: 30 June 2011 % OF CLASS AT 30 JUNE1 OWNER NUMBER OWNED AS AT 30 JUNE 2011 2011 2010 2009 Schroder Investment Management Australia Limited 136,595,330 7.10 n/a n/a Lazard Asset Management Pacific Co 121,346,902 6.30 7.13 6.08 AMP Capital Investors (New Zealand) Limited2 109,981,249 5.71 n/a n/a AXA Group2 96,281,008 5.00 9.92 10.973 1 The percentages quoted are based on the issued share capital of 1,862,098,154 as at 30 June 2009, 1,920,694,831 as at 30 June 2010 and 1,924,678,136 as at 30 June 2011. Accordingly, the percentages may differ from those notified to NZX by the shareholder at the time of the transaction. 2 Telecom understands that, due to arrangements relating to the merger of AXA and AMP, the substantial security holder filings for AMP Capital Investors (New Zealand) Limited and AXA Group relate in part to certain of the same Telecom securities. 3 AXA Group has sought and been granted approval by the board and Kiwi Shareholder, to acquire a relevant interest in 10% or more (but not exceeding 15%) of Telecom shares. 5 September 2011 OWNER NUMBER OWNED AS AT 5 SEPTEMBER 2011 % OF CLASS AS AT 5 SEPTEMBER 20111 Schroder Investment Management Australia Limited 159,174,219 8.27% AMP Capital Investors (New Zealand) Limited 109,981,249 5.71% 1 The percentages quoted are based on the issued share capital of 1,924,707,065 as at 5 September 2011. Accordingly, the percentages may differ from those notified to NZX by the shareholder at the time of the transaction. Substantial security holders have the same voting rights as other shareholders. Twenty largest registered shareholders as at 5 September 2011 RANK HOLDER NAME HOLDING % 1 National Nominees New Zealand Limited – NZCSD 536,363,133 27.86 2 HSBC Nominees (New Zealand) Limited – A/C State Street – NZCSD 254,295,411 13.21 3 HSBC Nominees (New Zealand) Limited – NZCSD 238,204,892 12.37 4 National Nominees Limited 107,628,896 5.59 5 Accident Compensation Corporation – NZCSD 74,143,877 3.85 6 HSBC Custody Nominees (Australia) Limited 74,113,520 3.85 7 JP Morgan Nominees Australia Limited 70,207,294 3.64 8 Citibank Nominees (New Zealand) Limited – NZCSD 52,834,222 2.74 9 New Zealand Superannuation Fund Nominees Limited – NZCSD 47,790,192 2.48 10 Citicorp Nominees Pty Limited 33,006,743 1.71 11 JP Morgan Chase Bank NA – NZCSD 29,249,084 1.51 12 Premier Nominees Ltd – Onepath Wholesale Australasian Shr Fund – NZCSD 24,046,832 1.24 13 TEA Custodians Limited – NZCSD 18,184,160 0.94 14 NZGT Nominees Limited – AIF Equity Fund – A/C – NZCSD 15,205,027 0.78 15 Cogent Nominees Pty Limited 14,339,825 0.74 16 AMP Life Limited 12,874,513 0.66 17 Tasman Asset Management Limited – Tyndall Australian Share Wholesale Portfolio A/C 12,869,863 0.66 18 Asteron Life Limited – NZCSD 10,032,327 0.52 19 Westpac NZ Shares 2002 Wholesale Trust – A/C – NZCSD 9,230,485 0.47 20 Custody and Investment Nominees Limited – A/C – NZCSD 9,057,579 0.47

154 Telecom Annual Report 2011 Analysis of shareholding as at 5 September 2011 FROM TO HOLDER COUNT % HOLDING QUANTITY1% 1 1000 13,423 35.52 7,123,190 0.37 1,001 5,000 17,172 45.44 41,319,531 2.15 5,001 10,000 4,030 10.66 29,493,246 1.53 10,001 100,000 2,973 7.87 67,198,508 3.49 100,001 and over 194 0.51 1,779,572,590 92.46 Total 37,776 1 These figures include 2,862,130 restricted shares on issue (held by Telecom Trustee Limited on behalf of 332 beneficial holders as at 5 September 2011) but exclude the single preference share held by the Kiwi Shareholder. Non-marketable parcels – as at 5 September 2011, there were 1,140 shareholders holding between 1 and 99 ordinary shares (a minimum holding under the NZSX Listing Rules) and 3,075 shareholders holding less than the marketable parcel of A$500 of shares under the ASX Listing Rules. Share rights and options – as at 5 September 2011, there were 3,050,598 share rights (including performance rights held by the CEO) on issue held by 36 holders and 587,339 share options on issue held by 6 holders. The restricted shares, share rights and share options are issued to Telecom employees as part of Telecom’s long-term incentive schemes. For more information on these incentive schemes see Remuneration – Long-term incentive schemes.

155 INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES investor.telecom.co.nz Additional shareholder information Subsidiary company directors The following people held office as directors of subsidiary companies at 30 June 2011. Those who retired during the year are indicated with an (R). Alternate directors are indicated with an (A). AAPT Finance Pty Limited A Carwardine (R), T Jerome, P Reid AAPT Limited P Broad (R), J Orlando, P Reynolds, R Snodgrass, N Olson, D Yuile AAPT Mobile Pty Limited A Carwardine (R), T Jerome, P Reid AAPT (NZ) Limited A Parker, C Mulholland (R), T Gilbertson AAPT Wireless Holdings Pty Limited A Carwardine (R), T Jerome, P Reid AAPT Wireless Pty Limited A Carwardine (R), T Jerome, P Reid ABN 73 080 394 645 Pty Ltd A McInerney (R), J Orlando (R), P Reid, T Jerome Asterisk Limited C Mulholland (R), C Quin, T Gilbertson Commerce Solutions Pty Limited A Carwardine (R), T Jerome, P Reid Connect Internet Solutions Pty Limited A Carwardine (R), T Jerome, P Reid Easycall Limited C Mulholland (R), T Gilbertson Ellipsat Australia Pty Ltd A McInerney (R), J Orlando (R), P Reid, T Jerome Gen-i Australia Pty Limited A Carwardine (R), C Quin, R Snodgrass, P Howse Gen-i Limited C Mulholland (R), C Quin, T Gilbertson Illuminationz Limited C Mulholland (R), C Quin, T Gilbertson Magna Data Australia Pty Ltd A McInerney (R), J Orlando (R), P Reid, T Jerome Magna Systems Pty Ltd A McInerney (R), J Orlando (R), P Reid, T Jerome PowerTel Ltd P Broad (R), J Orlando, P Reynolds, R Snodgrass, N Olson, D Yuile Request Broadband Pty Ltd A McInerney (R), J Orlando (R), P Reid, T Jerome Request Business Solutions Pty Ltd A McInerney (R), J Orlando (R), P Reid, T Jerome Spectrum Satellite Services Pty Ltd A McInerney (R), J Orlando (R), P Reid, T Jerome TCNZ (Bermuda) Limited C Adderley, J Collis,C Mulholland (R), R Snodgrass , P Leath (R), A Briscoe (R), A Dyer-Fagundo (A), M Amissah (A), S Davies (A), J Redden (A), S Demerling (A), G Chamberlain (A), J Wilson (A) TCNZ Australia Investments Pty Limited P Broad (R), J Orlando, N Olson, T Gilbertson, D Yuile TCNZ (United Kingdom) Securities Limited N Olson, N Batchelor, A Francescangeli TCNZ Cook Islands Holdings Limited N Olson (R), J van Woerkom TCNZ Cook Islands Limited N Olson (R), J van Woerkom TCNZ Equities Limited A Parker, C Mulholland (R), T Gilbertson TCNZ Finance Limited N Olson, P Reynolds, R Houlden (R), A Parker, T Gilbertson, J van Woerkom TCNZ Financial Services Limited A Parker, C Mulholland (R), T Gilbertson TCNZ Solutions Australia Pty Limited T Jerome, A Carwardine (R), P Reid Teleco Insurance Investments Limited D Lines, C Adderley, A Parker, C Mulholland (A), J Collis (A), J Redden (A), A Hopkinson (A), P Bubenzer (A), S Davies (A), A Briscoe (R), M Amissah (A), A Dyer-Fagundo (A), S Demerling (A), R Snodgrass (A) Teleco Insurance (NZ) Limited A Parker, C Mulholland (R), T Gilbertson Teleco Insurance Limited D Lines, C Adderley, A Parker, J Collis (A), J Redden (A), C Mulholland (A), A Hopkinson (A), P Bubenzer (A), S Davies (A), A Briscoe (R), S Demerling (A), M Amissah (A), A Dyer-Fagundo (A), R Snodgrass (A) Telecom 3G (Australia) Limited N Olson, C Mulholland (R), T Gilbertson Telecom 3G Holdings Limited N Olson, C Mulholland (R), T Gilbertson Telecom 3G Limited N Olson, C Mulholland (R), T Gilbertson Telecom Cook Islands Limited J Mitchell, M Mitchell (R), J Maher, J van Woerkom, N Olson (R), E Wright-Koteka (R), J Selwood (A), M Sword, N Newnham, C Walton (A), A Briscoe (R) Telecom Directories Holdings Limited A Parker, C Mulholland (R), T Gilbertson Telecom Enterprises Australia Pty Limited P Broad (R), J Orlando, N Olson, T Gilbertson, D Yuile

156 Telecom Annual Report 2011

Telecom Enterprises Limited N Olson, C Mulholland (R), T Gilbertson Telecom Investments Limited A Parker, C Mulholland (R), T Gilbertson Telecom IP Limited C Mulholland (R), N Olson, T Gilbertson Telecom Leasing Limited A Parker, C Mulholland (R), T Gilbertson, N Olson Telecom Mobile Leasing No.1 Limited A Parker, C Mulholland (R), T Gilbertson Telecom Mobile Leasing No.2 Limited A Parker,C Mulholland (R), T Gilbertson Telecom Mobile Limited C Mulholland (R), R Houlden (R), N Olson, T Gilbertson Telecom New Zealand Australia Pty Limited P Broad (R), J Orlando, N Olson, T Gilbertson, D Yuile Telecom New Zealand Communications (USA) Limited A Briscoe (R), L Miller, A Dalziel, W Brown (R), C Walton Telecom New Zealand Finance (No.2) Limited J Collis, C Adderley, M Ammisah (A), A Briscoe (R), A Parker, P Leath (R), A Carroll (A), C Mulholland (A), A Hopkinson (A), A Dyer-Fagundo (A), S Davies (A), J Redden (A), S Demerling (A), R Snodgrass (A) Telecom New Zealand International Australia Pty Limited A Briscoe (R), C Walton, A Dalziel, K Thompson Telecom New Zealand International Limited A Briscoe (R), C Walton, C Mulholland (R), T Gilbertson Telecom New Zealand Japan Kabushiki Kaisha A Briscoe (R), I Tamagawa, J Mitchell, J Sullivan, C Walton Telecom New Zealand Limited C Mulholland (R), N Olson, A Parker, R Houlden (R), T Gilbertson, S Miller Telecom New Zealand Singapore Pte Limited A Briscoe (R), L Seng, J Sullivan (R), C Walton Telecom New Zealand (UK) Enterprises Limited N Olson, A Parker Telecom New Zealand (UK) Licences Limited A Briscoe (R), N Batchelor, D Hasemore Telecom New Zealand UK Limited A Briscoe (R), N Batchelor, A Dalziel, D Hasemore, C Walton Telecom New Zealand USA Limited A Briscoe (R), L Miller, A Dalziel, W Brown (R), C Walton Telecom Pacific Investments Limited N Olson,C Mulholland (R), T Gilbertson Telecom Pacific Limited N Olson, C Mulholland (R), T Gilbertson Telecom Pagenet Limited C Mulholland (R), A Briscoe (R), T Gilbertson Telecom Retail Holdings Limited C Mulholland (R), N Olson, T Gilbertson Telecom Rentals Limited A Parker, C Mulholland (R), T Gilbertson Telecom Southern Cross Finance Limited J Collis, C Adderley, A Parker, C Mulholland (A), A Briscoe (R), A Carroll (A), P Leath (R), A Hopkinson (A), A Dyer-Fagundo (A), M Amissah (A), S Davies (A), J Redden (A), S Demerling (A), R Snodgrass (A) Telecom Southern Cross Limited N Olson, C Mulholland (R), T Gilbertson Telecom Trustee Limited C Mulholland (R), N Olson, T Gilbertson Telecom Wellington Investments Limited A Parker, C Mulholland (R), T Gilbertson Telegistics Repair Limited C Mulholland (R), N Olson, T Gilbertson Xtra Limited C Mulholland (R), R Snodgrass, T Gilbertson

157 INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES investor.telecom.co.nz Summary of Telecom’s constitution and key shareholder rights A summary of the principal provisions of Telecom’s constitution and key shareholder rights is contained in Telecom’s 2010 annual report as filed with the SEC on 20 August 2010. If the proposed demerger proceeds, Telecom will adopt an amended constitution. Broadly, the key change will be that ownership restrictions contained in Telecom’s constitution cease to apply with effect from demerger. See the Scheme Booklet published on or around 13 September 2011 for a discussion of the proposed revisions to Telecom’s constitution. Overseas Investment Act and Regulations Overseas persons who acquire shares in Telecom must also comply with the Overseas Investment Act and Regulations. The Overseas Investment Act requires that an overseas person obtain consent from the Overseas Investment Office before entering into certain acquisitions of shares or interests in shares. The acquisitions for which consent is required are broadly acquisitions which result in the overseas person or an associate of an overseas person (either alone or together with its associates): .Acquiring a 25% or more ownership or control interest in Telecom, being one of the following:.A beneficial entitlement to or a beneficial interest in 25% or more of Telecom’s shares; .The right to exercise or control the exercise of 25% or more of the votes entitled to be cast at a Telecom meeting; or .The power to control the composition of 25% or more of the board of Telecom. .Increasing its existing ownership or control interest in Telecom beyond 25%. There are limited exceptions to these requirements. Under the Overseas Investment Act, Telecom is an overseas person because of its foreign shareholders. Following the proposed demerger, New Chorus will also be an overseas person. Overseas persons are required to obtain consent for certain activities. Telecom must obtain consent from the Overseas Investment Office for New Zealand business acquisitions where the value exceeds NZ$100 million or for certain transactions involving sensitive land. As certain aspects of the proposed demerger could require consent under the Overseas Investment Act, Telecom has obtained an exemption from the requirement to obtain consent under the Overseas Investment Act in respect of the proposed demerger. Material contracts Introduction The material contracts which Telecom has entered into in the two years preceding the date of this Report are summarised below. Broadly, the contracts relate to the UFB initiative or the proposed demerger of Telecom, which are described further in Our Company – Regulation. In addition, there is also a brief summary of key agreements that Telecom will enter into with Crown Fibre Holdings Limited (CFH) on or prior to demerger. Interim Period Agreement (IPA) The IPA dated 24 May 2011 governs the contractual arrangement between Telecom and CFH for the interim period, being the period beginning on 24 May 2011 and ending on the date of demerger (which must occur by 1 July 2012). Broadly, the IPA covers the following matters: .Consultation and disclosure obligations with CFH during the interim period; .Obligations relating to the financial position of New Chorus post-demerger; .Timetable milestones for the demerger; .Processes for finalising the Wholesale Service Agreement or “WSA” (an agreement containing certain specified standard terms that will apply to certain fibre access services New Chorus will be required to provide to retail service providers (as detailed in the NIPA)) and the Fibre Undertakings; .Obligations relating to the conversion arrangements for the Government’s Kiwi Share in Telecom; .Other process matters relating to the demerger, including the Government’s investment through CFH; and ..Termination rights for CFH and Telecom during the interim period (and costs reimbursement obligations in certain circumstances). Key terms of the IPA New Chorus’ financial position Telecom must ensure that the financial position of New Chorus, immediately after the demerger, will not be likely to materially adversely affect CFH’s rights under the UFB Agreements (being the contracts agreed between Telecom and CFH relating to Telecom’s participation in the UFB initiative and falling under the definition of “Transaction Documents”

158 Telecom Annual Report 2011 in the IPA and including the IPA, the Network Infrastructure Project Agreement, the Subscription Agreement, the Deed of Operational and Governance Undertakings and the New Products Commitment Agreement) or the “Wholesale Service Agreement (WSA) Reference Offer” or the ability of New Chorus to perform any material obligations under the UFB Agreements or the “WSA Reference Offer”. If this requirement is not met, CFH will be entitled to terminate the IPA. Telecom must also ensure that New Chorus’ interest bearing debt immediately after the demerger does not materially exceed 300% of New Chorus’ forecast EBITDA for FY12. Telecom is to provide CFH with a directors’ certificate that these requirements are met and, if this certificate is not provided, CFH will be entitled to terminate the IPA. IPA termination rights The IPA sets out a number of grounds on which both Telecom and CFH can terminate the IPA (and, in some cases, termination of the IPA also results in termination of the Network Infrastructure Project Agreement (NIPA)). The IPA (and the NIPA) will terminate automatically if: .Demerger does not occur by 1 July 2012; or .There is a “no” vote by Telecom shareholders on the resolution required to approve the demerger (in these circumstances, the IPA will terminate 20 business days after the date of the applicable shareholder meeting (unless there is a reasonable prospect of a subsequent “yes” shareholder vote being obtained prior to 1 July 2012). If the IPA is terminated automatically, Telecom will pay CFH NZ$11 million as costs reimbursement; but any network assets built by Telecom prior to termination of the IPA remain in Telecom’s ownership (but Telecom does not have the right to call for CFH to subscribe for “CFH Securities” (as defined in the IPA) in respect of any premises passed to that date)). In addition to these automatic termination events, the IPA may also be terminated by CFH in certain other circumstances (and NZ$11 million as costs reimbursement will generally be payable by Telecom to CFH). These circumstances include: .If the requirements relating to New Chorus’ financial position described above are not met; .If Telecom does not execute or deliver documents when required under the NIPA; .If certain “prescribed occurrences” occur (eg, an insolvency event); .If the WSA or the Fibre Undertakings are not finalised in accordance with the process for these; .If CFH reasonably believes (after consultation with Telecom) that there is not a reasonable prospect of demerger occurring before 1 July 2012. Telecom has more limited rights to terminate the IPA. Telecom also does not have a general termination right if it believes that the demerger will not occur by 1 July 2012 (including if Telecom considers during the interim period that a “yes” vote is increasingly unlikely), but in these circumstances CFH may be required to exercise its termination right at Telecom’s request. Network Infrastructure Project Agreement (NIPA) The NIPA governs the contractual arrangement between New Chorus and CFH relating, in general, to the design, build, delivery and operation of the UFB network, and applies to the 24 UFB candidate areas awarded to Telecom by CFH. The parties to the NIPA are CFH and Telecom, although Telecom’s rights and obligations will be transferred to New Chorus as a consequence of the demerger. The NIPA was signed on 24 May 2011 and will continue until the later of: (i) the completion by New Chorus of the design and build obligations imposed by the NIPA; or (ii) 31 December 2019. More specifically, the NIPA covers the following matters: .The design, build and operation of a fibre fixed line network in the 24 UFB candidate areas awarded to Telecom; .Governance of the New Chorus fibre network business (including CFH’s role in the governance of the fibre network business); .The delivery of specified Layer 1 (physical) and Layer 2 (bitstream) services and products on the UFB network at specified prices; .Commitments to prioritising the fibre network (including obligations to promote fibre and support fibre uptake and restrictions on copper services and products); and .Commitments relating to partnering (or similar) arrangements with local fibre companies (LFCs) in other UFB candidate areas. Key terms of the NIPA UFB Network – design, build and operation Under the NIPA, Chorus (after demerger, New Chorus) will design, build, and operate the UFB network, which comprises both new infrastructure deployed under the NIPA and Telecom’s existing fibre infrastructure as at 24 May 2011. The design and build of the UFB network was required to commence in August 2011 and comprises two components: .Communal infrastructure (which will deliver fibre past premises); and .The connection of premises to the communal infrastructure as dictated by demand, with New Chorus meeting the cost of standard residential connections (including the network equipment in the customer’s home and in the exchange to enable service delivery). The communal infrastructure will be built according to annual build milestones and must be complete by no later than 31 December 2019. Initial deployment of the communal infrastructure (from 2012 to 2015) will focus on priority users (premises relating to businesses (excluding home offices), schools, hospitals and health service providers). In addition, the NIPA contains requirements relating to how the UFB network must be built, what it must do, and what approvals are required from CFH throughout the term of the NIPA. The deployment of the new infrastructure (and the integration of Telecom’s existing fibre infrastructure with the new

159 INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES investor.telecom.co.nz infrastructure) and the development of fibre services will be implemented in accordance with deployment plans, which comprise a master network deployment plan (covering the period from 1 July 2012 to 31 December 2019), together with annual network deployment plans and system and product plans which set product development and delivery timeframes. Deployment plans are subject to CFH approval. Performance milestones and service levels The deployment of the UFB Network will also be subject to geographic performance milestones (which will be set as part of the annual deployment planning process). If New Chorus does not meet a performance milestone, it will generally be required to pay liquidated damages to CFH. The liquidated damages are payable under a detailed regime provided for in the NIPA but, in very general terms, involve daily liquidated damages for individual breaches, a higher level of liquidated damages for ongoing or recurring breaches (generally, over a six month period, referred to as an “Aggregate Breach”). More serious ongoing or recurring breaches (generally, over a period of 12 months) can also lead to a Material Breach of the NIPA. The deployment of systems and products on the UFB network is also subject to performance milestones (the timeframes for which will be set in the systems and product deployment planning process). Liquidated damages will also be payable for failure to meet these performance milestones, and ongoing failure to meet specified “core” performance milestones (over a period of six months) can also lead to a Material Breach of the NIPA. New Chorus’ operation of the network is also subject to agreed service levels for provisioning (ie, connection of customers within agreed periods), service availability (ie, restoration of service) and connection of retail service providers to the UFB Network. If New Chorus does not meet a service level, it will generally be required to pay service default payments to CFH. These payments are payable under a detailed regime provided for in the NIPA but, in very general terms, involve payments for individual failures to meet service levels and a higher level of payments for ongoing or recurring failures to meet service levels. More serious ongoing or recurring breaches can also lead to a Material Breach of the NIPA. Liquidated damages and service default payments are not payable in specified circumstances (eg, if the failure was due to a force majeure event) and in these circumstances New Chorus will be entitled to a reasonable extension of the relevant performance milestone (with any disputes on any such extension subject to expert determination). UFB network governance The NIPA allocates various decision-making rights over the term of the NIPA between CFH and New Chorus through the creation of certain governance committees/roles at various technical, operational and executive levels, including a Senior Committee (comprised of the chairpersons of each of New Chorus and CFH, and one chairperson). In addition, following demerger, CFH will be entitled to nominate one person to be an independent director of New Chorus, subject to normal company law requirements for the appointment and removal of directors. New Chorus must consult with CFH on the appointment of the senior executive responsible for the fibre business, and gain CFH’s consent for the replacement of certain key personnel. Within agreed limits, the decision making rights around New Chorus’ Fibre Business Plan (investment in the UFB network beyond the contracted specifications, promotion of the network and behavioural like obligations in respect of New Chorus engagement with retail service providers) are ultimately the responsibility of the Senior Committee. The agreed limits are as follows, and any amount outside these agreed limits is the responsibility of the New Chorus board: .The expenditure on these items must satisfy a “fibre only operator” business case test; .The expenditure on those items must, in aggregate, fall within a NZ$10 million cap (but this cap does not apply to spend on next generation PON, which is only subject to the business case test); and .Those items cannot require New Chorus to do things that go beyond what it is required to do under the Fibre Commitments. The New Chorus board may overrule a Senior Committee decision on items in the Fibre Business Plan on the grounds that the expenditure falls outside the limits referred to above, but if CFH disagrees with this decision, CFH can refer this to an independent expert for determination. Dispute Resolution The NIPA provides for the escalation of issues through the prescribed governance layers. If an issue cannot be resolved through these informal resolution process, then the issue will be resolved either by arbitration (for legal disputes) or by an independent expert determination (for financial and technical disputes). A separate dispute resolution process is included in the Fibre Commitments (as outlined below). Dividend Stopper New Chorus will not, without CFH’s approval, pay any distributions on its ordinary shares during any period during which New Chorus’ credit rating is below investment grade. This obligation survives the termination or expiry of the NIPA, for as long as CFH holds “CFH Debt Securities” (as defined in the NIPA). Services and Pricing Principles The NIPA creates a supervisory role for CFH to ensure certain requirements in relation to the provision of services and their prices are adhered to within prescribed timelines. In particular, New Chorus is required to: .Offer the fibre access services specified in the NIPA at or below the agreed pricing levels and on its standard terms (which must include the standard form WSA terms, and any specific terms relating to the service), from specified dates; .Offer Layer 1 unbundled services on its standard terms, from 1 January 2020 (or prior to this date with CFH’s approval);

160 Telecom Annual Report 2011 .Obtain CFH’s approval to offer any additional telecommunications service over the UFB network (ie, a service other than those specified in the NIPA, or offer a “subsequent service” prior to 1 January 2020) and to vary the standard terms of offer, a specific WSA with an individual customer or any of the services specified in the NIPA. Fibre Commitments The Fibre Commitments apply within the UFB candidate areas awarded to New Chorus. In addition, if New Chorus is successful in concluding partnering arrangements with other local fibre companies (LFCs), the Fibre Commitments will also be extended to apply to the areas covered by any such partnering arrangements. The Fibre Commitments last for the duration of the NIPA, and a broadly equivalent set of commitments will apply (on a standalone basis) following completion of the build for as long as CFH holds any CFH Securities (or the parties agree to jointly terminate them). Under the Fibre Commitments, New Chorus has made a number of undertakings relating to copper investment, fibre product development and assistance of fibre uptake within those UFB candidate areas to positively assist the Government’s objective to maximise connections to the UFB network. For example, New Chorus has committed to seek to maximise uptake on the fibre network consistent with the level of commitment of CFH’s local fibre companies (LFCs) and, because these LFCs are unlikely to be at the forefront of product development, New Chorus has also agreed that its commitment to fibre products and services innovation and development will (subject to satisfying a business case test) be consistent with relevant international benchmarks. The Fibre Commitments are subject to exceptions, including a business case test which is designed to provide an objective measure of when New Chorus should undertake certain activities as if it were a fibre only access operator and confirm that New Chorus is not required to undertake activities that are not financially viable on the basis of fibre related investment, costs and revenue. National Partnering Telecom has committed to negotiations with certain other LFCs that own and operate fibre networks in UFB candidate areas which were not awarded to Telecom with a view to agreeing commercial partnering arrangements in those candidate areas. CFH will initiate and participate in these negotiations. If Telecom enters into a partnering arrangement with any of these LFCs, their candidate areas will be included in the areas which the Fibre Commitments apply to (see Fibre Commitments above). Compensation The NIPA provides for the application of compensation mechanisms for New Chorus if, during the term of the NIPA, the Government makes specified changes to the regulatory regime for fibre which causes actual costs or a loss of value for New Chorus. In both cases, compensation is provided via adjustments to contractual obligations (up to a value of NZ$350 million). However, CFH cannot be required to pay any additional cash amounts over and above the approximately NZ$929 million investment to which New Chorus is expected to have access. Remedies for breach Remedies available to CFH for breach of the NIPA by New Chorus comprise: .Payment of liquidated damages for failure to meet performance milestones or service levels; .Damages claims, or specific performance, for other breaches of the NIPA. New Chorus’ liability is capped at NZ$350 million over the term of the NIPA (but this cap does not apply to liquidated damages); .For periods of prolonged or significant performance failure and in certain other specified circumstances (defined under the NIPA as Material Breach) CFH has the right to step-in and assume management control, require liquidated damages or terminate the NIPA. UFB – Material Breach If a Material Breach occurs, CFH may by notice to New Chorus elect to: .Require New Chorus to pay liquidated damages; or .Assume day-to-day management control of New Chorus. Liquidated damages are set at a daily rate of NZ$50,000. The period during which liquidated damages are payable will end on the date on which the Material Breach is remedied or the date on which CFH elects to assume management control. The maximum period during which liquidated damages are payable is six months. If the Material Breach is still occurring at the end of the period during which liquidated damages are payable, CFH will assume management control by providing notice to New Chorus. CFH and New Chorus have agreed, for the benefit of New Chorus’ senior financiers, the obligation to pay these liquidated damages will be subordinated to the claims of the senior financiers. CFH’s objective, and its rights, in undertaking management control are limited to remedy of the Material Breach and matters that are necessary for that remedy. Management control will end on the earlier of the date on which no Material Breach is occurring or CFH has decided to cease management control or the date on which CFH notifies New Chorus that it wishes to terminate the NIPA and/or the Subscription Agreement described below (subject to the consultation process described below). The period for management control must be at least 90 days and no more than 180 days. Management control means that CFH will assume complete day-to-day management and control of the resources (including the management of subcontractors) and business activities of New Chorus that are necessary (in the reasonable opinion of CFH) to enable New Chorus to perform its obligations under the UFB Agreements. CFH must exercise management control: .In a manner that is consistent with operating New Chorus on a going-concern basis; and .In good faith and in accordance with reasonable standards of commercial practice.

161 INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES investor.telecom.co.nz During the period of management control, CFH is to: .Keep the senior financiers informed at all times of such matters as are reasonably required by the senior financiers; .Consult with the senior financiers on actions proposed to be taken by CFH under the UFB Agreements to remedy the Material Breach; and .If applicable, and at the appropriate time (to be determined by CFH, acting reasonably), consult with the senior financiers to agree on a timetable for the end of the management control. If CFH has assumed management control and a Material Breach is no longer occurring, CFH is to step-out of management control as soon as practicable in accordance with the plan agreed between CFH and the senior financiers. If: .A Material Breach is occurring and has not been remedied; .CFH has assumed management control; and .CFH has reasonably determined that it is unlikely that the Material Breach will be remedied and, therefore, it wishes to take steps towards terminating the NIPA, CFH will notify the senior financiers in writing and consult with the senior financiers about the proposed termination of the NIPA and/or the Subscription Agreement for a period of not less than 30 days. If a Material Breach is still occurring at the expiry of the consultation period, CFH may elect to terminate the NIPA. CFH may not cancel or terminate the NIPA or the Subscription Agreement prior to the end of the consultation with the senior financiers, unless an “immediate termination event”, as described below, has occurred. CFH may terminate the NIPA in the following circumstances: .If a specified “immediate termination event” occurs (these are insolvency-type events, and include):.A moratorium in respect of New Chorus’ borrowed money indebtedness in excess of NZ$10 million; .An order for the winding up, liquidation, dissolution or statutory management of New Chorus; .New Chorus ceasing to carry on all or a substantial part of its business (except for solvent reorganisations approved by CFH); .An encumbrancer taking possession, or a receiver being appointed, over all or any material part of New Chorus’ assets/business or a distress or execution of over NZ$10 million is levied or enforced under New Chorus’ assets (except where discharged in 30 days); .New Chorus being unable to pay its debts as they fall due, entering into negotiations with creditors to readjust or reschedule its general indebtedness or makes a general assignment for the benefit of, or an arrangement or composition with or for the benefit of, its creditors; .If a Material Breach has occurred and is still continuing after the completion of management control by CFH and the consultation period with the senior financiers; .If New Chorus challenges the enforceability of liquidated damages or default payments in any way whatsoever; .If New Chorus has been unable to provide all, or a substantial part of, the design and build or the operational and maintenance services in accordance with the NIPA as a result of a force majeure event or an act or omission of a third party for a continuous period of 90 business days. In addition, the NIPA will terminate immediately: .If the IPA terminates before its scheduled expiry in certain limited circumstances (the IPA will cease to have effect after the date of demerger); or .On the date the Subscription Agreement expires, terminates or otherwise becomes void or is avoided for whatever reason. If CFH terminates the NIPA following a Material Breach, it may, by notice to New Chorus, declare any CFH Debt Securities that it holds to be immediately due and payable. The New Products Commitment Agreement (NPCA) The NPCA imposes certain commitments on Telecom’s Gen-i and Telecom Retail businesses to develop and offer certain retail fibre products. The parties to the NPCA are CFH and Telecom. The NPCA was signed by the parties on 24 May 2011 and will expire on 31 December 2015. Telecom Retail commitments Under the NPCA, and subject to the availability of appropriate network access services, Telecom Retail commits to (at minimum): ..Develop and launch a retail broadband over fibre product by 31 December 2012 (provided New Chorus releases specifications for access by 30 April 2012 and launches by 30 June 2012); and .Deliver a fibre variant of its current PSTN service for residential and single line small business customers who have broadband over fibre (and this will perform similarly to the current PSTN service), by 15 December 2013. Telecom will, at the request of CFH, provide confidential briefings to CFH on fibre-readiness and “in train” product and technology plans that support services over fibre. Gen-i commitments Under the NPCA, and subject to the availability of appropriate network access services, New Telecom’s Gen-i business unit commits to: .Continue to make available certain existing fibre based products and services (or alternative fibre services performing substantially similar functions) at least for 12 months from 24 May 2011 and thereafter as long as they are commercially viable; and .Develop its business strategy for the FY12 onwards to reflect UFB, the emerging multi-network environment and the increasing competitiveness of the telecommunications industry.

162 Telecom Annual Report 2011 Gen-i will, at the request of CFH, provide confidential briefings to CFH on fibre-readiness and “in train” plans. Other Key Agreements The agreements below will be agreed/entered into prior to or on demerger. Deed of Operational and Governance Undertakings The form of the Deed of Operational and Governance Undertakings was attached in draft form as a schedule to the IPA. Following receipt of the final court orders in respect of the demerger, New Chorus will enter into the Deed of Operational and Governance Undertakings in favour of the Crown. The Deed of Operational and Governance Undertakings will impose certain operational and governance undertakings on New Chorus. Board Composition No person may, as from the demerger date, be appointed or hold office as a director of New Chorus who is an ‘associated person’ of a provider of telecommunications services in New Zealand (as defined therein). Services and Pricing Schedule During the period up to 31 December 2019, no amendments may be made to the services and pricing schedule of the NIPA unless the Crown has consented to such a change (and such consent may be withheld at the Crown’s sole discretion). New Chorus’ Constitutional Ownership Restrictions New Chorus’ constitution will include ownership restrictions similar to the existing ownership restrictions in Telecom’s constitution (which are referred to above as the Kiwi Share Obligations). The Crown’s prior written approval will be required for (a) any person to have a relevant interest in 10% or more of New Chorus Shares, or (b) any person other than a New Zealand national to have a relevant interest in more than 49.9% of New Chorus’ shares. New Chorus will commit to the Crown that: (i) New Chorus, its directors and its employees will comply with those constitutional provisions; (ii) New Chorus will ensure that the Crown’s approval is obtained in accordance with the ownership restrictions; and (iii) New Chorus will not take any step to remove or change the effect of the constitutional provisions. A special resolution to change any of these constitutional provisions must be approved by 100% of the votes cast on the resolution (not 75%, as is required in other cases). Kiwi Share Conversion Deed The form of the Kiwi Share Conversion Deed was attached in draft form as a schedule to the IPA. The Kiwi Share Conversion Deed will provide for the Kiwi Share to be converted to an ordinary Telecom share, subject to certain conditions being satisfied. Those conditions include the approval by Telecom Shareholders of the demerger, and the Court having granted the final court orders on terms which make provision for certain matters to the Government’s satisfaction. The conversion will occur on or before the record date in respect of the demerger but, in any event, prior to the time at which the entitlements of Telecom shareholders to New Chorus shares are determined. Subscription Agreement The form of the Subscription Agreement was attached in draft form as a schedule to the IPA. The Subscription Agreement will provide for the issue of CFH Securities (being the CFH Equity Securities and CFH Debt Securities) and CFH Warrants (as described in the Subscription Agreement), as well as their respective terms and conditions. The Subscription Agreement is expected to be signed on the demerger date. See the Scheme Booklet for a more detailed discussion of the Subscription Agreement. Separation Deed As part of the demerger, Telecom, New Chorus and Chorus New Zealand Limited (Chorus NZ) have entered into the Separation Deed dated on or around 13 September 2011. Broadly, pursuant to the Separation Deed: .Prior to the demerger, Telecom is required to operate the businesses that New Chorus will operate immediately after the demerger in a manner consistent with its previous practices and policies; .The parties must do all things necessary to implement the demerger; .Certain assets and liabilities will be transferred (subject to third party rights) from Telecom to Chorus NZ, with effect on and from the demerger date; ..Chorus NZ will pay the purchase price (described below) in consideration for the transfer of those certain assets and liabilities; .The parties agree to conduct and defend litigation in accordance with a specific regime; and .Broadly, New Chorus and New Telecom indemnify each other for certain costs and expenses incurred in relation to their respective businesses incurred post-demerger. Assets and liabilities to be transferred to Chorus NZ under the Separation Deed have been identified by reference to the Asset Allocation Plan. The purchase price for those assets and liabilities is determined by the value of those assets and liabilities (excluding deferred tax) in Telecom’s accounts at the demerger date (which is, in turn, determined by the actual balances at month-end prior to the demerger date and reasonable estimates of any expected movements in those balances in the month prior to the demerger date). The Separation Deed governs the allocation of assets and liabilities that have been incorrectly allocated to Chorus NZ or retained by Telecom, where such assets or liabilities were not included in the Asset Allocation Plan. The Separation Deed provides for the transfer (subject to third party rights) of contracts from Telecom which are necessary for the operation of New Chorus’ business. Telecom and Chorus NZ

163 INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES investor.telecom.co.nz will each make the other party whole for payments made or received under contracts transferred to, or held for the benefit of, the other party. The Separation Deed provides for certain ongoing litigation to be allocated between the parties in accordance with a regime prescribed in the Separation Deed. The Separation Deed also contains provisions in respect of: .The transfer, and continued use, of certain intellectual property rights; .New Chorus’ offer of employment to certain Telecom employees prior to the demerger, and related changes to superannuation and incentive schemes; and .The allocation of certain entitlements under the Resource Management Act 1991. Exchange controls The New Zealand dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders. See Taxation – Dividends below, for a description of the taxation on dividend returns to shareholders. Interest payments to non-resident holders of debt securities are subject to Non-Resident Withholding Tax (NRWT); however, issuers may instead seek approval to pay an Approved Issuer Levy (AIL), representing 2% of the interest payments. Taxation The following summary is based on tax laws of the United States and New Zealand in effect on the date of this Report, and is subject to changes in United States or New Zealand law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than the United States or New Zealand. This summary does not describe United States estate and gift tax considerations, nor state and local tax considerations within the United States, and is not a comprehensive description of all United States federal income tax or New Zealand tax considerations that may be relevant to a decision to purchase, sell or hold ADSs or shares. Furthermore, this summary does not address United States federal income tax or New Zealand income tax considerations relevant to holders of ADSs or shares who are subject to taxing jurisdictions other than, or in addition to, the United States and New Zealand, and does not address all possible categories of United States holders, some of which (such as financial institutions, insurance companies, broker-dealers, partnerships and their partners, tax-exempt organisations (including private foundations), holders who own (directly, indirectly or constructively) 10% or more of Telecom’s voting stock, investors that hold ADSs or shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar) may be subject to special rules. This summary contains a description of the principal United States federal income tax and New Zealand tax consequences of the purchase, ownership and disposition of ADSs or shares by a ‘United States holder’ only (as separately defined in the sections United States taxation and New Zealand taxation below). Demerger A summary of the material United States federal income tax and New Zealand income tax consequences for holders of Telecom ADSs and shares resulting from the proposed demerger is included in the Scheme Booklet published on or about 13 September 2011, which is available on Telecom’s website at http://investor.telecom.co.nz. United States taxation As used in this section ‘United States taxation’, the term ‘United States holder’ means a beneficial owner of ADSs or shares that is: (i) an individual citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes organised under the laws of the United States or any state or political subdivision thereof; (iii) an estate the income of which is subject to United States federal income tax without regard to its source; or (iv) a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or if the trust was in existence on 20 August 1996 and has elected to be treated as a United States person. This discussion assumes that United States holders hold ADSs or shares as capital assets for United States federal income tax purposes. If an entity that is classified as a partnership for United States federal income tax purposes holds ADSs or shares, the United States federal income tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are classified as partnerships for United States tax purposes and persons holding ADSs or shares through such entities should consult their tax advisers. For United States federal income tax purposes, holders of ADSs will be treated as owners of the underlying shares represented by the ADSs. Dividends For United States federal income tax purposes, any cash distributions paid (without reduction for New Zealand withholding tax, see New Zealand taxation – Dividends) with respect to ADSs or shares out of current or accumulated

164 Telecom Annual Report 2011 earnings and profits as determined under United States federal income tax principles (Earnings and Profits) to a United States holder, will be includible in the gross income of such holder as dividend income. Because Telecom does not intend to determine its Earnings and Profits, any distribution paid will generally be treated as a ‘dividend’ for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on such income received from a ‘qualified foreign corporation’ at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. This reduced rate of taxation will expire for tax years beginning after 31 December 2012. A non-United States corporation (other than a corporation classified as a ‘passive foreign investment company’ for United States federal income tax purposes) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend, it pays such dividend on stock (or ADSs with respect to stock) which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and New Zealand which the Secretary of Treasury has determined is satisfactory for these purposes and Telecom believes it should be eligible for the benefits of the treaty. In addition, because the ADSs are traded on the New York Stock Exchange, they are considered readily tradable on an established securities market in the United States. United States corporations that hold ADSs or shares will generally not be entitled to the ‘dividends received deduction’ generally available to United States corporations for dividends received from United States corporations (and certain non-United States corporations). A distribution of Telecom shares by Telecom to its shareholders made as part of a pro rata distribution to all shareholders of Telecom generally will not be treated as a taxable dividend to United States holders. For United States federal income tax purposes, the amount of any distribution paid in NZ dollars will be the US dollar value of the NZ dollars at the spot currency exchange rate in effect on the date of receipt of the distribution by the United States holder or by the Depositary, whether or not the NZ dollars are in fact converted into US dollars at that time. No additional currency exchange gain or loss will be recognised by a United States holder if the NZ dollars received are converted into US dollars on the date received at that spot rate. Currency gain or loss, if any, realised on the disposition of NZ dollars generally will be a foreign currency gain or loss, which is United States source ordinary income or loss. Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. Subject to limitations discussed below, the withholding tax imposed by New Zealand on dividends is a creditable foreign tax for United States federal income tax purposes in an amount generally equal to the US dollar equivalent of the withholding tax paid; (i) for cash basis taxpayers, at the conversion rate in effect on the day the withholding tax is paid and (ii) for accrual-basis taxpayers, at the average exchange rate for the taxable year to which the withholding tax relates (or at the conversion rate in effect on the day the withholding tax is paid if the accrual basis taxpayer makes an applicable election). Therefore, the holder will generally be entitled to treat the amount withheld as a foreign tax paid by the holder in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid if the holder does not elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended). The Internal Revenue Code imposes a number of limitations on the use of foreign tax credits. In general, foreign tax credits are limited to the same proportion of the United States tax against which such credit is taken, which the taxpayer’s net taxable income from the sources outside of the United States (foreign source income) bears to the taxpayer’s entire net taxable income for the taxable year. This foreign tax credit limitation must be computed separately for specific classes of income. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. The rules governing the foreign tax credit are complex and the availability of the foreign tax credit and the application of the limitations on the credit are fact-specific. Investors should consult their own tax advisers regarding the application of the foreign tax credit to their individual circumstances. Sale or other disposition of ADSs or shares A United States holder will recognise capital gain or loss on the sale or other disposition of ADSs or shares in an amount equal to the difference between (i) the amount realised upon their disposition and (ii) the holder’s basis in the ADSs or shares. Capital gain or loss will be long-term if the ADSs or shares have been held for more than one year. Capital losses are generally deductible only against capital gains and not against ordinary income, subject to certain limited exceptions. Capital gain recognised by a United States holder on the sale or other disposition of ADSs or shares will be United States source gain. Losses from the sale of ADSs or shares will generally be sourced in the same manner as gains from the sale of such ADSs or shares. However, United States Treasury Regulations include a dividend recapture rule and other exceptions may apply. Investors are encouraged to consult their own tax advisers regarding the proper treatment of such losses. Exchanges, deposits and withdrawals of shares for ADSs or ADSs for shares by a United States holder, will not result in recognition of gain or loss for United States federal income tax purposes. Backup withholding and information reporting Information reporting generally will apply to payments of dividends on, and proceeds from the sale or redemption of, ADSs or shares made within the United States to a United States holder of ADSs or shares (other than an exempt recipient, including a corporation and certain other persons). Backup withholding, at a rate of 28%, will apply to those amounts if a United States holder (other than an exempt recipient) fails to provide an accurate tax identification number and certain other certification or fails to report interest and dividends required

165 INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES investor.telecom.co.nz to be shown on its United States federal income tax returns. Investors should consult their own tax advisers regarding their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment to a United States holder generally will be allowed as a credit against the United States holder’s United States federal income tax liability, and a United States holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information. Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, an individual United States holder and certain entities may be required to submit to the Internal Revenue Service certain information with respect to his or her beneficial ownership of the ADSs or shares. This new law also imposes penalties if an individual United States holder is required to submit such information to the IRS and fails to do so. New Zealand taxation As used in this section ‘New Zealand taxation’ the term ‘United States holder’ means a beneficial owner of ADSs or shares that: (i) is resident in the United States for tax purposes and is accepted as such by the New Zealand taxing authorities; (ii) is not also resident in New Zealand for New Zealand tax purposes; and (iii) does not hold ADSs or shares in connection with any permanent establishment or fixed base in New Zealand. Dividends New Zealand generally imposes a 30% withholding tax on dividends paid by a New Zealand corporation to a non-resident shareholder. However, to the extent to which dividends have maximum imputation credits attached (see further below) the rate of withholding is 15%. Also, reduced rates (generally 15%) apply to non-resident shareholders who are entitled to the benefits of an income tax treaty. Pursuant to the income tax treaty between New Zealand and the United States, United States holders are subject to a maximum New Zealand withholding tax of 15% of the gross amount of all cash dividends paid by Telecom. The December 2008 protocol to the tax treaty that came into effect from 1 January 2011 for New Zealand withholding taxes does not change this rate, except for a United States holder who holds 10% or more of the voting power in Telecom and meets certain other criteria. The maximum rate for such a person is now 5%. New Zealand operates a full imputation system of corporate taxation. Under the imputation system New Zealand tax paid by Telecom gives rise to credits (known as imputation credits) which can be attached to its dividends and used by a shareholder, who is treated as a resident for New Zealand tax purposes, to offset such holder’s New Zealand income tax liability on those dividends. A United States holder cannot directly credit these imputation credits against such holder’s withholding tax liability. However, the financial impact of the New Zealand withholding tax on cash dividends paid to a United States holder can be reduced under the New Zealand Foreign Investor Tax Credit (FITC) regime. Under the FITC regime Telecom can obtain a tax credit based on the amount of imputation credits attached to dividends paid to non-New Zealand tax residents. This tax credit reduces Telecom’s tax liability, providing it with cash to make a supplementary dividend distribution to non-New Zealand tax residents, which is in addition to the ordinary dividend. Provided that the cash dividend has imputation credits attached at the maximum rate allowed, the overall effect is that a non-New Zealand tax resident generally receives an aggregate after New Zealand tax cash dividend equating to the amount that would have been received if the withholding tax had not been imposed. To the extent imputation credits are attached at less than the maximum rate allowed, the level of supplementary dividend is reduced and thus the level of aggregate cash dividend is reduced. The FITC regime does not apply to a United States holder who holds, directly, 10% or more of the voting power in Telecom, or who is otherwise entitled to the maximum 5% New Zealand withholding tax rate that applies under the December 2008 protocol to the income tax treaty between New Zealand and the United States. Fully imputed dividends paid to such United States holders are not subject to New Zealand withholding tax. Certain forms of non-New Zealand sourced income derived by Telecom (known generally as ‘active business income’) will not be subject to New Zealand tax. If and when this untaxed income is distributed, the distribution to a United States holder will, in the absence of the benefit of a supplementary dividend, be subject to withholding tax of 15%. Stock dividends (also known as ‘bonus issues’ for New Zealand tax purposes) made by Telecom will be categorised under New Zealand tax law as either taxable bonus issues or non-taxable bonus issues. Broadly speaking, taxable bonus issues arise where Telecom allows a shareholder to choose between the receipt of cash and the receipt of shares (where the shareholder takes the shares) or when Telecom issues shares and elects to treat the issue as a taxable bonus issue. In general, any distribution by Telecom on or in respect of its shares, other than a non-taxable bonus issue, will be considered a dividend for New Zealand tax purposes. Taxable bonus issues are treated as non-cash dividends for New Zealand tax purposes. Taxable bonus issues (as well as other non-cash dividends) made to a United States holder are subject to New Zealand withholding tax at the rate of zero percent to the extent that imputation credits are attached to the dividend at the maximum rate allowable. With respect to any remaining portion, New Zealand withholding tax will be payable by Telecom. Non-taxable bonus issues are not treated for New Zealand tax purposes as dividends, and the New Zealand withholding tax does not apply to them. Share repurchases and cancellations by Telecom are subject to a regime that treats the repurchase or cancellation amount as a dividend to the extent that it exceeds the amount of available subscribed capital in Telecom. Available subscribed capital is essentially the amount paid to Telecom in respect of the issue of shares, less amounts of subscribed capital already returned to shareholders. To the extent that the amount paid on cancellation or redemption is less than the amount of Telecom’s available subscribed capital, the payment is generally not

166 Telecom Annual Report 2011 treated as a dividend. However, where shares are repurchased off-market pursuant to a pro rata cancellation and aggregate payments to shareholders are less than 10% of the market value of all shares in Telecom, or to the extent the repurchase is in lieu of a dividend, payments to shareholders are treated entirely as dividends. Where Telecom repurchases shares on-market, amounts received by shareholders are not dividends in the shareholders’ hands. However, to the extent the payments for on-market repurchases exceed the available subscribed capital, tax is effectively required to be paid by Telecom on thatexcess amount. Capital gains Under the tax treaty between New Zealand and the United States, a United States holder who does not have, and has not had, a permanent establishment or fixed base in New Zealand, will not be subject to New Zealand tax on any gain on a sale of ADSs or shares. However, the tax treaty does not prevent New Zealand from taxing profits on sales of ADSs or shares held by a United States person where the profits or gains are attributable to a permanent establishment or fixed base available, or previously available, to such person in New Zealand. Although New Zealand does not have a capital gains tax as such, certain profits on share sales are taxed under New Zealand income tax rules (for example, where shares are acquired for the dominant purpose of resale or by a securities dealer). Other taxes Ordinarily, interest paid to non-residents is subject to NRWT at either the domestic rate of 15% or a reduced rate under any applicable income tax treaty. However, an issuer of a debt instrument to a non-associated non-resident lender may apply to have the instrument registered and the interest made subject to approved issuer levy (AIL). AIL is a levy payable by the issuer equal to 2% of the interest payments. No stamp duty is payable in New Zealand on transfers of the shares and no notice of such transfers need be given by a shareholder to New Zealand fiscal authorities. New Zealand Goods and Services Tax does not apply to share issues or transfers. New Zealand gift duty will apply in respect of any gift by a United States holder of ADSs or shares where that gift and any other gift by the United States holder of property situated in New Zealand within 12 months before or after that first-mentioned gift exceed in aggregate value NZ$27,000. For this purpose, ADSs and shares are treated as property situated in New Zealand. Certain limited exemptions and reliefs exist. Gift duty applies at 5% on the amount of gifts over NZ$27,000 and rises on a graduated scale to a maximum rate of 25% on the amount of gifts over NZ$72,000. New Zealand gift duty will be repealed from 1 October 2011. Any gift of property situated in New Zealand by a United States holder from that date will be duty free. Provisional tax Companies pay New Zealand tax on a provisional basis in three instalments at four-month intervals in respect of each income year. They may pay further tax or receive a refund of tax depending on their final tax liability determined in their tax return for that income year. Imputation credits arising from payments of tax are recorded as credits in an account called an imputation credit account at the time the tax is paid. Continuity of ownership requirement Telecom must satisfy continuity of ownership requirements to retain its imputation credits. To this end, it must maintain at least 66% of its ownership on a continuous basis from the date it derives imputation credits (ie, pays a tax instalment) to the date it attaches those imputation credits to dividends (ie, the date of the payment of the dividend). Accordingly, imputation credits in Telecom’s imputation credit account will be lost upon the occurrence of a more than 34% change in its ownership at any time between the derivation of those credits and the attaching of those credits to dividends. Ownership is measured by reference either to shareholders’ voting interests or, in certain circumstances, to both voting interests and the market value of interests held in a company. In some cases an attribution rule can apply to treat all less-than 10% non-associated shareholders in Telecom as a single notional person. When this attribution rule applies, changes in the individual holding of these shareholders can be disregarded for calculating continuity of ownership. Legal proceedings For details of Telecom’s significant legal proceedings and investigations see note 26 to the financial statements. Documents on display (US) Telecom files reports and other information with the Securities and Exchange Commission (SEC). You may read without charge, and copy at prescribed rates, any document filed at the public reference facilities of the SEC’s principal office at 100 F Street, NE, Washington, D.C. 205490, United States of America. The SEC also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the SEC. The address of this website is www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

167 INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES investor.telecom.co.nz Forward-looking statements This Report contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Such forward-looking statements are based on the beliefs of Telecom’s management, as well as on assumptions made by, and information currently available to, Telecom at the time such statements were made. These forward-looking statements include statements of Telecom’s present expectations, beliefs, future plans, strategies, other anticipated developments and matters that are not historical facts. Forward-looking statements can generally be identified by the use of forward-looking words such as ‘may’, ‘could’, ‘anticipate’, ‘estimate’, ‘expect’, ‘opportunity’, ‘plan’, ‘continue’, ‘objectives’, ‘outlook’, ‘guidance’, ‘intend’, ‘aim’, ‘seek’, ‘believe’, ‘should’, ‘will’ and similar expressions. These forward-looking statements include, without limitation, statements relating to: .The proposed demerger; .Telecom’s ability to establish and deliver on new sharing and commercial arrangements under structural separation; .Executing its objective under the UFB and RBI initiative; ..The changing regulatory environment and the impact of regulatory initiatives on Telecom; .Delivering on the Undertakings on the future regulatory obligations; .Telecom’s operations and business prospects; .Capital expenditure and investment plans; .Telecom’s business and operating strategies, including Telecom’s Vision2013 initiative and taking cost out and simplifying Telecom’s business; .Future dividend payout levies; .The performance of AAPT and its ability to achieve earnings growth; .Sufficiency of cash and funding for Telecom’s expected capital expenditure, working capital and investment requirements and of financing for New Chorus to fund the acquisition of its portion of Telecom’s assets on demerger and its operations and the UFB initiative going forward; .The performance of investments, including dividends from Southern Cross; .Growth of, and opportunities available in, the communications and IT services markets and Telecom’s positioning to take advantage of such opportunities; .The convergence of technologies, growth and opportunities to offer new products and services; .Plans for the launch of new products and services; .Telecom’s network and infrastructure development plans; .Network performance and resilience and quality; .The impact of legal proceedings, investigations and inquiries involving Telecom; .Competition, market shares, prices and growth; and .The operating environment and overall market conditions and trends. When used in this Report, the words ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘plan’, ‘may’, ‘could’ and similar expressions, as they relate to Telecom, are intended to identify forward-looking statements. Such forward-looking statements are not guarantees of future performance. Actual results, performance or achievements could differ materially from those projected in, or implied by, the forward-looking statements as a result of various assumptions, risks and uncertainties. In addition to the risks described in Risk factors, other factors and risks could cause actual results to differ materially from those described in the forward-looking statements. These factors and risks include, but are not limited to: .Uncertainties regarding establishing New Telecom and New Chorus as separate entities; .Uncertainties regarding the performance of New Telecom and New Chorus; .Telecom’s ability to successfully implement its revised strategy, including removing operating costs, reducing capital expenditure and simplifying its business; .Telecom’s ability to comply with regulatory requirements; .Competition in the markets in which Telecom operates and the entrance of new competitors to these markets, particularly in the New Zealand market for mobile phone services; .Uncertainties regarding fibre uptake; .Rapid technological changes and convergence of telecommunications, information services and media markets and technologies; .Uncertainties regarding operating new systems and technologies; .Uncertainties about the degree of growth in the number of markets in which Telecom operates; .Decreasing revenues from traditional services due to mobile and other substitution and competitive pressures; .Technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service;

168 Telecom Annual Report 2011 .The anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives not being realised; .Significant changes in market shares for Telecom and its principal products and services; .Network or system interruptions; .Use of third-party suppliers and the resources available in the New Zealand labour market for delivery of important services and projects; .Uncertainties around acquisitions, divestments and investments; .Future regulatory actions and conditions; .General economic conditions within the countries in which Telecom operates; and .Other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular. Given the risks, uncertainties and other factors, undue reliance should not be placed on any forward-looking statement, which speaks only as of the date made. Telecom does not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Further, the information contained in this document is a statement of Telecom’s intention as of the date of this filing and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general the proposed demerger and Telecom management’s assumptions. Telecom’s management may change its intentions at any time and without notice based upon any changes in such factors, assumptions or otherwise.

169 INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES investor.telecom.co.nz Glossary In addition the following terms have the following meanings: ACCC means Australian Competition and Consumer Commission. ACMA means Australian Communications and Media Authority. ADS means an American Depositary Share. ADSL means Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire. ADSL2+ is a form of DSL, which extends the capability of basic ADSL by doubling the number of downstream bits. ARPU means Average Revenue per Unit/User. ASX means Australian Securities Exchange. Balance Sheet means Statement of Financial Position. CDMA means Code Division Multiple Access, a technology used in digital mobile networks. Computerland means the ICT business (Ceritas New Zealand Limited) acquired by Telecom New Zealand Limited in 2004. CPI means Consumer Price Index. Depositary means The Bank of New York Mellon. DSL means Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop. DSLAM means Digital Subscriber Line Access Multiplexers, which is network-based equipment used to deliver DSL services to customers. EBITDA means Earnings before Interest, Tax Expense, Depreciation and Amortisation. For Telecom’s calculation of EBITDA see Performance – Earnings before interest, taxation, depreciation and amortisation (‘EBITDA’). EMTN means Euro Medium Term Notes. FCA means Full Cost Apportionment. FNT means Future Network Transformation. FTE means Full-Time Equivalent. FTTN means Fibre-To-The-Node. FTTP means Fibre-To-The-Premise. GAAP means Generally Accepted Accounting Principles. HRCC means Human Resource Compensation Committee. HSNS means High-Speed Network Service. ICT means Information and Communication Technologies. IDC means International Data Corporation. IFRS means International Financial Reporting Standards. IOG means Independent Oversight Group whose role is to act as the high-level, external monitoring group that reports to both the Telecom board and the Commerce Commission on Telecom’s compliance with the Undertakings. The IOG also investigates any complaints received in relation to potential breaches of the Undertakings. IP means Internet Protocol, a communications protocol suite used for carrying data on the internet. IP-VPN means Internet Protocol-Virtual Private Network, an industry term for an IP-based VPN.

170 Telecom Annual Report 2011 ISDN means the Integrated Services Digital Network, a switched digital transmission network that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels. ISP means Internet Service Provider. Kiwi Share means the single Telecom preference share held by the New Zealand Government. LAN means Local Area Network. Layer 1 means Layer 1 within the Open Systems Interconnection model and is classified as the physical layer and within a telecommunications fixed access network this can be considered to comprise copper and fibre cables and co-location space inside exchanges or cabinets. Layer 2 means Layer 2 within the Open Systems Interconnection model and is classified as the data link layer and provides the functional and procedural means to transfer data between network entities. Within the telecommunications fixed access network this can be considered to comprise the bitstream equipment and services which transmit basic data from one point in the network to another over the Layer 1 physical assets. MED means Ministry of Economic Development. MMS means Multimedia Messaging Service. MPLS means Multi-Protocol Label Switching, an industry term for a data communications technique where labels are used to switch data packets across a network. MVNO means Mobile Virtual Network Operator. NM means Not Meaningful. NZ IAS means New Zealand International Accounting Standard. NZSX means the New Zealand Stock Market. NZX means NZX Limited. NYSE means New York Stock Exchange. OECD means Organisation for Economic Co-operation and Development. OTA means Originating and Terminating Access. PABX means Private Automatic Branch Exchange, which is a small-scale switching system located in an office or building that provides voice and data extension lines and an access point to the public network. PSTN means the Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunications between telephone devices. Retail NGT means Telecom’s Retail Next Generation Telecom business model. SEC means Securities and Exchange Commission. SIP means Session Initiation Protocol. SME means Small and Medium-sized Enterprises. SMS means Short Message Service. Southern Cross means Southern Cross Cables group of companies which consists of two sister companies, Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited, and their subsidiaries. T&SS means Technology & Shared Services. TCF means Telecommunications Carriers Forum. TDL means Telecommunications Development Levy. TDM means Time Division Multiplex. Tier 1 Telecommunication providers that have their own networks (eg, Telecom is its current form). Tier 2 Telecommunication providers that buy access from tier 1 providers (eg, Telecom Wholesale customers). Tier 3 Telecommunication providers that buy their access from tier 2 providers (eg, Resellers of Tier 2 services). TSLRIC means the Total Service Long Run Incremental Cost methodology for determining the cost of a service.

171 INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES investor.telecom.co.nz TSO means the Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001. UBA means Unbundled Bitstream Access. UCLL means Unbundled Copper Local Loop. VoIP means Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP. VPN means Virtual Private Network, a carrier-provided service in which the public network provides the equivalent of a privately established customer network. WACC means Weighted Average Cost of Capital. WAN means Wide Area Network. WCDMA means Wideband CDMA, an International Telecommunications Union-recognised 3G mobile telephony technology using 5MHz channels to deliver voice and peak data rates from 64 to 384kbps. 3G means third-generation mobile network as defined by the International Telecommunications Union.

172 Telecom Annual Report 2011 Shareholder inquiries/contact details Telecom is a company incorporated with limited liability under the New Zealand Companies Act 1993 and domiciled in New Zealand (Companies Office registration number 328287 and ARBN number 050 611 277). Registered office Level 2 Telecom Place 167 Victoria Street West Auckland 1010 Principal administrative office in Australia Level 23 680 George Street Sydney NSW 2000 Ph +61 2 9009 9009 Company secretary Tristan Gilbertson Annual Meeting of shareholders Telecom’s Annual Meeting of shareholders will be held at the SkyCity Convention Centre, New Zealand Rooms 1&2, 88 Federal Street, Auckland, on Wednesday, 26 October 2011 at 10.00am. A Notice of Annual Meeting and Proxy Form will be circulated to shareholders. Shareholders with inquiries about transactions, changes of address or dividend payments should contact Telecom’s share registries. New Zealand registry Computershare Investor Services Limited Private Bag 92119 Auckland 1142 Ph +64 9 488 8777 Fax +64 9 488 8787 New Zealand Toll Free 0800 737 100 Email: enquiry@computershare.co.nz Website: www.computershare.co.nz Australian registry Computershare Investor Services Pty Limited GPO Box 2975, Melbourne VIC 3001, Australia Ph +3 9415 5000 Freephone: 1 800 501 366 Fax +3 9473 2500 Email: melbourne.services@computershare.com.au Website: www.computershare.com United States registry Details for Depositary Receipts, Transfer Agent, and Registrar The Bank of New York Mellon BNY Mellon Shareowner Services PO Box 358516 Pittsburgh, PA 15252-8516 United States Toll Free phone number for United States domestic calls:+1 888 BNY ADRS (+1 888 269 2377) Number for international calls:+1 201 680 6825 Email: shrrelations@bnymellon.comWebsite: www.bnymellon.com/shareowner Shareholder inquiries about Telecom’s operating and financial performance should be emailed to investor-info@telecom.co.nz or addressed to: General Manager, Investor Relations Telecom New Zealand Limited Private Bag 92028 Auckland 1011 New Zealand Contact phone numbers Australia 1800 123 350 Canada 1800 280 0398 Hong Kong 800 962 867 New Zealand 0800 737 500 Singapore 800 641 1013 United Kingdom 0800 960 283 United States 1800 208 2130 For more information http://investor.telecom.co.nz

173 INTRODUCTION OUR COMPANY PERFORMANCE GOVERNANCE DISCLOSURES investor.telecom.co.nz This page is intentionally blank.

174 Telecom Annual Report 2011 This page is intentionally blank.

telecom nz investor.telecom.co.nz ARBN 050 611 277

Item 19 Exhibits

The following exhibits are filed as part of this annual report:

1	The Telecom Constitution as amended at the Annual Meeting of Shareholders held on 7 October 2004 (submitted to the SEC under cover of Form 6-K dated 14 October 2004) and at the Annual Meeting of Shareholders held on 4 October 2007 (submitted to the SEC under cover of Form 6-K dated 13 August 2009).

2.1	Amended and Restated Deposit Agreement between Telecom, The Bank of New York Mellon, and Holders and Beneficial Owners of American Depositary Shares (filed as Exhibit 1 to the Form F-6 dated 30 May 2007).

2.2	Trust Deed dated 17 March 2000, as supplemented by a First Supplemental Trust Deed dated 1 June 2001, a Second Supplemental Trust Deed dated 30 November 2001, a Third Supplemental Trust Deed dated 19 December 2002, a Fourth Supplemental Trust Deed dated 16 December 2003 and a Fifth Supplemental Trust Deed dated 28 February 2005, relating to a Euro Medium-Term Note Programme, between TCNZ Finance Limited as Issuer, Telecom Corporation of New Zealand Limited and several of its guaranteeing subsidiaries named therein as Guarantors, and The Law Debenture Trust Corporation plc as Trustee (submitted to the SEC under cover of Forms 6-K dated 5 December 2001 and 6 September 2005). In addition, Telecom is party to a number of other instruments defining the rights of holders of long-term debt. None of these instruments covers securities in an amount in excess of 10% of Telecom’s total assets on a consolidated basis. Telecom will furnish copies of those instruments to the SEC upon its request.

4.1	Chief Executive’s (Dr Reynolds) Employment Agreement dated 27 June 2007 and Letter of Offer dated 27 June 2007 (filed as Exhibit 4.8 to the Form 20-F for the fiscal year ended 30 June 2007), and the amending Remuneration Letters dated (i) 12 August 2008 (filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2008), (ii) dated 20 August 2009 (filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2009), (iii) dated 19 August 2010 (filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2010) and (iv) dated 26 August 2011.

4.2	Chief Executive Officer Performance Incentive Scheme 2007 (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2008).

4.3	Chief Executive Officer Performance Rights Scheme 2007 (filed as Exhibit 4.3 to the Form 20-F for the fiscal year ended 30 June 2008) and set of Rules as amended in August 2011.

4.4	Chief Executive Officer Performance Entitlements Scheme 2009 (filed as Exhibit 4.4 to the Form 20-F for the fiscal year ended 30 June 2009).

4.5	Telecom Share Option Scheme Rules (filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2006 and filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2007).

4.6	Telecom Restricted Share Scheme Rules relating to allocations made prior to August 2007 (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2005, filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2007 and filed as Exhibit 4.6 for the fiscal year ended 30 June 2009).

4.7	Telecom Share Rights Scheme relating to allocations made prior to August 2007 (filed as Exhibit 4.3 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4.3 to the Form 20-F for the fiscal year ended 30 June 2006, filed as Exhibit 4.4 to the Form 20-F for the fiscal year ended 30 June 2007 and filed as Exhibit 4.7 for the fiscal year ended 30 June 2009) and set of Rules as amended in August 2011.

4.8	Telecom Chorus Long Term Incentive Scheme Rules relating to grants made from 16 September 2008 (filed as Exhibit 4.8 to the Form 20-F for the fiscal year ended 30 June 2010).

4.9	Forms of Director appointment letters and Director confirmation of appointment letters for directors appointed after 1 May 2004 (filed as Exhibit 4.7 to the Form 20-F for the year ended 30 June 2004).

4.10	Telecommunications Service Obligations Deed for Local Residential Telephone Service (submitted to the SEC under cover of Form 6-K dated 23 January 2002)

4.11	Telecom Separation Undertakings dated 31 March 2008, Telecom Separation Plan dated 31 March 2008, two side letters each dated 30 March 2008 (submitted to the SEC under cover Form 6-K dated 26 August 2008) and varied Telecom Separation Undertakings dated (i) 10 June 2009 (submitted to the SEC under cover Form 6-K dated 13 August 2009); (ii) 9 November 2009 (submitted to the SEC under cover Form 6-K dated 2 December 2009 (iii) 13 October 2010; and (iv) 24 May 2011.

4.12	Telecom Equity Link Scheme dated 26 August 2011.

4.13	Interim period agreement dated 24 May 2011 between Telecom and Crown Fibre Holdings Limited.

4.14	Amendment letter dated 18 August 2011 in respect of interim period agreement dated 24 May 2011 between Telecom and Crown Fibre Holdings Limited.

4.15	Amendment letter dated 23 August 2011 in respect of interim period agreement dated 24 May 2011 between Telecom and Crown Fibre Holdings Limited and network infrastructure project agreement dated 24 May 2011.

4.16	Amendment letter dated 8 September 2011 in respect of interim period agreement dated 24 May 2011.

4.17	Network infrastructure project agreement dated 24 May 2011 between Telecom and Crown Fibre Holdings Limited.

4.18	Amendment letter dated 24 June 2011 in respect of network infrastructure project agreement dated 24 May 2011 between Telecom and Crown Fibre Holdings Limited.

4.19	Amendment letter dated 23 August 2011 in respect of network infrastructure project agreement dated 24 May 2011 between Telecom and Crown Fibre Holdings Limited.

4.20	New products commitment agreement dated 24 May 2011 between Telecom and Crown Fibre Holdings Limited.

4.21	Kiwi share conversion deed dated 11 July 2011 between Telecom and the Minister of Finance on behalf of the Crown.

4.22	Separation deed dated 12 September 2011 between Telecom, Chorus Limited and Chorus New Zealand Limited.

Certain schedules, exhibits or annexes have been omitted. Telecom hereby undertakes to provide them to the SEC upon its request.

8	List of Significant Subsidiaries – see Note 28 to financial statements on page 122.

11	The Code of Ethics and Directors’ Code of Ethics (filed as Exhibit 11 to the Form 20-F for the year ended 30 June 2004)

12.1	Certifications under section 302 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2011 by the Chief Executive Officer.

12.2	Certifications under section 302 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2011 by the Chief Financial Officer.

13.1	Certifications under section 906 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2011 by the Chief Executive Officer.

13.2	Certifications under section 906 of the United States Sarbanes-Oxley Act of 2002, for the fiscal year ended 30 June 2011 by the Chief Financial Officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

TELECOM CORPORATION OF NEW ZEALAND LIMITED

/S/ PAUL REYNOLDS
By:	Paul Reynolds
Its:	Chief Executive Officer

Date: 13 September 2011