Form 20-F
period 2013-06-30
TELECOM CORP OF NEW ZEALAND LTD
filed 2013-08-23
CIK 875809

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2013

Commission file number 1-10798

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Exact name of Registrant as specified in its charter)

New Zealand

(Jurisdiction of incorporation or organisation)

Telecom Place, 167 Victoria Street West, Auckland 1010, New Zealand

Laura Byrne, Company Secretary

T +64 9 359 6413, F +64 9 303 3430, E company.secretary@telecom.co.nz

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

Ordinary shares, no par value	1,817,088,869

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

Form 20-F Cross Reference Guide

Item		Form 20-F Caption	Location in this document	From Page
1		Identity of Directors, Senior Management and Advisors
			Not Applicable	-

2		Offer Statistics And Expected Timetable
			Not Applicable	-
3		Key Information
	A.	Selected Financial Data	Performance – Business review – Results	46
			Disclosures – Shareholder and exchange disclosures – Dividends declared	157
			Performance – Financial Statements – Notes to the financial statements –
			Note 33 (Significant events after balance date)	132
			Performance – Business review – Capital management and dividend
			policy – Treasury and interest rate management	64
			Performance – Business review – Segmental results – AAPT	56

	B.	Capitalization and Indebtedness
			Not Applicable	-

	C.	Reasons for the Offer and Use of Proceeds
			Not Applicable	-

	D.	Risk Factors	Performance – Business review – Risk factors	65

4		Information on the Company
	A.	History and Development of the Company
			Introduction – Overview	21
			Our Company – Business operations – History and development	22
			Our Company – Business operations – Demerger	23
			Our Company – Business operations – Industry trends and corporate strategy	25
			Our Company – Business operations – Organisational structure	28
			Our Company – Business operations – Retail	28
			Our Company – Business operations – Gen-i	29
			Our Company – Business operations – Connect – Technology & Shared Services	31
			Our Company – Business operations – Wholesale & International	32
			Our Company – Business operations – AAPT	32
			Our Company – Business operations – Digital Ventures	33
			Performance – Business review – Capital management and dividend policy	59
			Disclosures – Shareholders inquiries/contact details	172

	B.	Business Overview	Introduction – Overview	21
			Our Company – Business operations	22
			Our Company – Company review	34
			Performance – Business review – Group result	48
			Performance – Business review – Segmental results	52
			Performance – Financial statements – Notes to the financial statements –
			Note 2 (Segmental reporting)	86
			Disclosures – Forward-looking statements	167

	C.	Organisational Structure	Our Company – Business operations – Organisational structure	28
			Performance – Financial statements – Notes to the financial statements –
			Note 30 (Subsidiaries)	130

	D.	Property, Plant and Equipment
			Our Company – Company review – Networks, systems and other assets	34
			Performance – Business review – Capital management and dividend policy	59
			Performance – Business review – Capital expenditure	60
			Performance – Financial statements – Notes to the financial statements –
			Note 17 (Property, plant & equipment)	104

4A		Unresolved Staff Comments
			None	-

5		Operating and Financial Review and Prospects
	A.	Operating Results	Performance – Business review – Group result –	48
			Chairman’s and CEO – Financial results	13

			Performance – Business review – Overview	47
			Performance – Business review – Principal factors impacting Telecom’s
			results and key trends	47
			Performance – Business review – Segmental results	52
			Performance – Non-GAAP measures	50
			Performance – Financial statements – Notes to the financial statements –
			Note 26 (Financial instruments and risk management)	113
			Disclosures – Forward-looking statements	167

	B.	Liquidity and Capital Resources
			Performance – Business review –
			Capital management and dividend policy	58
			Performance – Financial statements – Notes to the financial statements –
			Note 20 (Debt due within one year)	106
			Performance – Financial statements – Notes to the financial statements –
			Note 22 (Long-term debt)	108
			Performance – Financial statements – Notes to the financial statements –
			Note 26 (Financial instruments and risk management)	113
			Performance – Financial statements – Notes to financial statements –
			Note 27 (Commitments)	125
			Disclosures – Forward-looking statements	167

	C.	Research and Development, Patents and Licences, etc.
			Performance – Financial statements – Notes to financial statements –
			Note 1 (Statement of accounting policies) – Research costs	81
			Performance – Financial statements – Notes to financial statements –
			Note 1 (Statement of accounting policies) – Intangible assets	82

	D.	Trend Information	Performance – Business review – Principal factors impacting Telecom’s
			results and key trends	47
			Our Company – Business operations – Operating environment	23
			Our Company – Business operations – Industry trends and corporate strategy	25
			Disclosures – Forward-looking statements	167

	E.	Off-Balance Sheet Arrangements
			Performance – Business review –
			Capital management and dividend policy – Off-balance sheet arrangements	64
			Disclosures – Forward-looking statements	167

	F.	Tabular Disclosure of Contractual Obligations
			Performance – Business review –
			Capital management and dividend policy – Contractual obligations and
			commitments	63
			Disclosures – Forward-looking statements	167

	G.	Safe Harbour	Disclosures – Forward-looking statements	167

6		Directors, Senior Management and Employees
	A.	Directors and Senior Management
			Our Company – Board of directors	16
			Our Company – Leadership team	18

	B.	Compensation	Governance – Remuneration at Telecom	144

	C.	Board Practices	Our Company – Board of directors	16
			Our Company – Leadership team	18
			Governance – Governance at Telecom	133
			Governance – Remuneration at Telecom	144

	D.	Employees	Governance – Remuneration at Telecom – Employees	153

	E.	Share Ownership
			Governance – Remuneration at Telecom – Aggregate equity holdings and share ownership of Leadership team	152
			Disclosures – Interests disclosures – Director share ownership	155

7		Major Shareholders and Related Party Transactions
	A.	Major Shareholders	Disclosures – Shareholder and exchange disclosures – Shares	156
			Disclosures – Shareholder and exchange disclosures – Shareholders	159

	B.	Related Party Transactions	Performance – Financial statements – Notes to financial statements –
			Note 29 (Related party transactions)	129
			Disclosures – Interests’ disclosures – Related party transactions	155

	C.	Interests of Experts and Counsel
			Not Applicable	-

8		Financial Information
	A.	Consolidated Financial Statements
			Performance – Auditor’s report based on PCAOB Standards – Report of Independent
			Registered Public Accounting Firm	70
			Performance – Financial statements	71
			Performance – Notes to the financial statements	79
			Performance – Business review – Capital management and dividend policy	59

	B.	Significant Changes	Performance – Financial statements – Notes to financial statements –
			Note 33 (Significant events after balance date)	132

9		The Offer and Listing
	A.	Offer and Listing Details	Disclosures – Shareholder and exchange disclosures – Price history	157
			Performance – Business review – Risk factors – Delisting of Telecom’s ADSs
			from the NYSE may influence trading opportunities for its ADSs and shares	68

	B.	Plan of Distribution	Not Applicable	-

	C.	Markets	Governance – Governance at Telecom – Telecom’s approach to corporate governance	133
			Disclosures – Shareholder and exchange disclosures – Stock exchange listing and OTC trading	156

	D.	Selling Shareholders	Not Applicable	-

	E.	Dilution	Not Applicable	-

	F.	Expenses of the Issue	Not Applicable	-

10		Additional Information
	A.	Share Capital	Not Applicable	-

	B.	Memorandum and Articles of Association
			Disclosures – Additional shareholder information – Summary of Telecom’s constitution and key shareholder rights	163
	C.	Material Contracts

The material contracts, which Telecom has entered into in the two years preceding the date of this Report, are summarised below. These agreements (among others) were entered into between Telecom, Crown Fibre Holdings, Chorus and/or other parties to effect the demerger of Telecom. Terms not otherwise defined in the Form 20-F as defined in Telecom’s Annual Report attached to the
Form 20-F.

1.	Separation Deed

As part of the demerger, Telecom, Chorus Limited and Chorus New Zealand Limited entered into the Separation Deed dated on 13 September 2011, as amended and restated on 25 October 2011. Broadly, the Separation Deed required Telecom to operate the businesses that Chorus would operate immediately after the demerger in a manner consistent with its previous practices and the parties were required to do all things necessary to implement the demerger. The Separation Deed also provided that certain assets and liabilities were to be transferred (subject to third party rights) from Telecom to Chorus, with effect on and from the demerger date and that Chorus would pay the purchase price in consideration for the transfer of those certain assets and liabilities. The parties also agreed to conduct and defend litigation in accordance with a specific regime and to indemnify each other for certain costs and expenses incurred in relation to their respective businesses incurred post-demerger. The Separation Deed also contained provisions in respect of the transfer and continued use of certain intellectual property rights and indemnification for certain costs and expenses incurred in relation to the parties’ respective businesses post-demerger. Deeds to transfer contracts, certain parts of contracts, property and intellectual property from Telecom to Chorus have been entered into between Telecom and Chorus.

2.	New Products Commitment Agreement (NPCA)

The NPCA imposes certain commitments on Telecom’s Gen-i and Retail businesses to develop and offer certain retail fibre products. The NPCA was entered into on 24 May 2011 by CFH and Telecom and was amended and restated on 18 September 2012.

Under the NPCA, and subject to the availability of appropriate network access services, Telecom Retail commits to (at a minimum):

•	develop and launch a retail broadband over fibre product on Chorus’s UFB network. This requirement was met in March 2013.

•

deliver a fibre variant of its current PSTN voice service for residential and single line small business customers who have broadband over fibre (and this will perform similarly to the current PSTN service), by 15 December 2013, subject to Chorus having made available inputs at an appropriate standard by June 2013;

•	provide a marketing fund of NZ$1.2m to support Broadband over Fibre rollout;

•

commence trials of broadband over fibre on other LFC networks by 30 November 2013 and work with the LFC to define minimum standards for the LFC inputs to support a scale launch of Broadband over Fibre on LFC Networks; and

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

3.	Commercial Service Agreements with Chorus

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

Wholesale Commercial Services Agreement

The Wholesale Commercial Services Agreement dated 15 November 2011 between Telecom and Chorus, governs the supply of legacy copper bitstream services to Telecom (that are not available to other retail service providers - services that supersede those legacy copper services are available to other retail service providers) and other layer 2 data and handover connection services, and is based on the form of such agreement used by Telecom’s Wholesale business unit prior to the demerger. Under the Wholesale Commercial Services Agreement, the pricing of a service can be altered by Chorus by giving 60 days written notice unless expressly provided otherwise in the service description for the service. The specific services supplied under the Wholesale Commercial Services Agreement are:

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

The original term of the agreement was 12 months, however the parties agreed on 1 December 2012 to extend the term of the agreement until the date that is the earlier of:

(a) the date that Chorus makes the new finalised Chorus Services Agreement template and accompanying finalised Substitute Services Appendices available for acceptance by Telecom; and

(b) the date that is three months from the date of notice of termination of the extension agreement.

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

Chorus UFB Services Agreement

The Chorus UFB Services Agreement dated 15 November 2011 between Chorus and Telecom forms Chorus’ reference offer for UFB services as required under the Network Infastructure Project Agreement (NIPA). The Chorus UFB Services Agreement governs the supply of wholesale fibre access services, bitstream services and co-location services by Chorus to Telecom, as one of its retail service providers. All retail service providers have collectively agreed a new set of General Terms with Chorus that form the front end of the Chorus UFB Services Agreement. Telecom intends to migrate from its existing Chorus UFB Services Agreement to those new General Terms once the consequential changes in the supporting service documentation have also been agreed.

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

There are also a number of legacy demerger agreements that were entered into between Telecom and CFH and other parties prior to the demerger in relation to the demerger and Telecom’s participation in the UFB initiative. Telecom no longer has any ongoing obligations under these legacy demerger agreements. A summary of these agreements is contained in Telecom’s 2012 annual report as filed with the SEC on 24 August 2012.

	D.	Exchange Controls	Disclosures – Additional shareholder information – Exchange controls	163

	E.	Taxation	Disclosures – Additional shareholder information – Taxation	163

	F.	Dividends and Paying Agents		-
			Not Applicable

	G.	Statements by Experts	Not Applicable	-

	H.	Documents on Display	Disclosures – Additional shareholder information – Documents on display (US)	166

	I.	Subsidiary Information	Performance – Financial statements – Notes to financial statements – Note 30 (Subsidiaries)	130

11		Quantitative and Qualitative Disclosures About Market Risk
			Performance – Notes to financial statements –
			Note 26 (Financial instruments and risk management)	113
			Disclosures – Forward-looking statements	167

12		Description of Securities Other than Equity Securities

	A.	Debt Securities	Not Applicable	-

	B.	Warrants and Rights	Not Applicable	-

	C.	Other Securities	Not Applicable	-

	D.	American Depositary Shares Not Applicable (except as specified below)		-

12.D.3		Fees payable by ADR holders

Under the terms of the Depositary Agreement between The Bank of New York Mellon (the Depositary) and Telecom, the Depositary may charge holders of ADRs for certain services performed, as follows:

Nature of the service	Associated fee
(a) Depositing or substituting the underlying shares

Issue of ADRs by the Depositary	Up to US$5.00 per 100 ADSs (or portion thereof)

(b) Receiving or distributing cash dividends	Up to US$0.02 per ADS (or portion thereof)

(c) Selling or exercising rights

Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to US$5.00 per 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security

Acceptance by the Depositary of ADRs surrendered for withdrawal of deposited securities. Includes if the deposit agreement is terminated.	Up to US$5.00 per 100 ADSs (or portion thereof)

(e) Transferring, splitting or grouping ADRs

Includes cash distribution fee (excluding cash dividends) and fees for extraordinary corporate actions such as stock splits, ratio changes, distribution rights, rights issues, and spin-offs.	To be agreed between Depositary and Telecom as required

(f) General depositary services	To be determined as applicable

(g) Expenses of the Depositary

Including taxes and other governmental charges, cable, telex, fax, or delivery charges incurred at the request of the holder, transfer or registration fees for the registration of the underlying security on any applicable register in connection with the deposit or withdrawal of ADSs, expenses of the Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency) and any other charge payable by the Depositary or its agents.	Expenses are payable by billing holders or by deducting charges from one or more cash dividends or other cash distributions.

Note that the actual amounts charged by the Depositary (or its agents) may differ from those set out above, but may not exceed these levels.

12.D.4 Fees paid by the Depositary to the Company

During the year, Telecom received the following amounts (directly and indirectly) from the Depositary:

Category of income	Amount received USD$(000)
Direct payments
Legal and accounting fees incurred in connection with the preparation of the Form 20-F and ongoing SEC compliance and listing requirements	-
Investor relations (1)	989

989

Indirect payments
Annual administration and maintenance fees waived	153

1,142

(1)	Includes annual meeting costs, briefing day costs, training costs, and out-of-pocket expenses.

13	Defaults, Dividend Arrearages and Delinquencies
		None	-

14	Material Modifications to the Rights of Security Holders and Use of Proceeds
		Not Applicable	-

15	Controls and Procedures	Performance – Business review – Controls and procedures	64
		Performance – Auditors’ report based on PCAOB Standards – Report of Independent
		Registered Public Accounting Firm	69

16	Reserved		-

16A	Audit Committee Financial Expert
		Governance – Governance at Telecom – Audit governance and independence –
		Audit and Risk Management Committee	139

16B	Code of Ethics	Governance – Governance at Telecom – Promoting ethical and responsible behaviour – Code of Ethics	141

16C	Principal Accountant Fees and Services
		Performance – Financial statements – Notes to financial statements –
		Note 5 (Operating expenses – Auditors’ remuneration)	90
		Governance – Governance at Telecom – Audit governance and independence	139

16D	Exemptions from the Listing Standards for Audit Committees
		Not Applicable	-

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchaser
		Disclosures – Shareholder and exchanges disclosures – Share buybacks	158

16F	Change in Registrar’s Certifying Accountant
		Not Applicable	-

16G	Corporate Governance	Not Applicable	-

16H	Mine Safety Disclosure	Not Applicable

17	Financial Statements	Not Applicable	-

18	Financial Statements	Not Applicable	-

19	Exhibits	Filed with the SEC (See contents below)

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

CHANGING AS FAST AS LIFE ITSELF.

Telecom Corporation of New Zealand Limited

ANNUAL REPORT

For the year ended 30 June 2013

KEY DATES FOR FY14

Annual Meeting

8 November 2013

Half-year result announced

21 February 2014

Financial year end

30 June 2014

This report is dated 23 August 2013 and is signed on behalf of the Board of Telecom Corporation of New Zealand Limited by Mark Verbiest, Chairman, and Simon Moutter, Chief Executive.

Mark Verbiest
Chairman

Simon Moutter
Chief Executive

PLAYING TO WIN IN THE NEW WORLD

All around us, the pace of change has accelerated. And so has the way people choose to live and connect with one another. Dynamic change is now business as usual. Telecom’s ambition is to be a growing New Zealand company, winning by customers choosing us to connect them at the ‘speed of life’. To do that, Telecom needs to change as fast as life itself. That’s why we are reshaping our business to focus more on what customers need and want. It is going to take time, but getting this right is important for our customers, our shareholders and for New Zealand. We’re building the Telecom people want us to be, one day at a time.

THAT’S OUR TICKET TO TOMORROW.

|1

2013

SNAPSHOT

Mobile connections Gen-i business customers

1.8M 2,800

Broadband connections Retail and Gen-i access lines

649K 1M

70 105K

Wholesale customers Business Hub customers

in New Zealand

PERFORMANCE SNAPSHOT

NZ$ 4,189M

Operating revenue

EBITDA NZ$ Adjusted EBITDA NZ$

922M 1,043M

Major adjusting items include:

- severance costs

- surplus lease costs

- asset impairments

Net Earnings NZ$ Adjusted Net Earnings NZ$

238M 342M

Earnings per share NZ$ Dividends per share NZ$ Capital expenditure NZ$

13c 16c 465M

Breakdown of EBITDA

BY BUSINESS UNITS

NZ$M

718

370

(287)

224

74

Retail NZ$718M

T&SS NZ$(287M)

AAPT NZ$74M

Gen-i NZ$370M

Wholesale & International NZ$224M

Year on Year EBITDA results

(FY12 V FY13)

NZ$M

1,079 FY12

922 FY13

1,048 FY12

1,043 FY13

EBITDA

Adjusted EBITDA

EBITDA, adjusted EBITDA, and adjusted net earnings are non-Generally Accepted Accounting Principles (GAAP) measures and are not comparable to the International Financial Reporting Standards (IFRS) measure of performance. See the Performance section for detail of non-GAAP measures and reconciliations.

|3

THE WORLD IS CHANGING RAPIDLY

Around the world, there is an explosive growth in demand for data, anywhere, anytime. Consider the following estimates:

90%

More than 90% of the world’s data ever in existence has been created in just the past two years

1 TRILLION

By 2015 there are likely to be more than 1 trillion connected devices in the world

500 MILLION

Every day, more than 500 million photos are uploaded and shared online

30 BILLION

More than 30 billion pieces of data are added to Facebook every month

32 MILLION

New Zealand mobile data traffic is expected to grow eight-fold by 2017 to over 11,000 terabytes per month – or the equivalent of 32 million texts each second

2.5 MILLION

More than 2.5 million New Zealanders now have smartphones

80%

Nearly 80% of New Zealand homes are connected to the internet

24GB

Over the last year, the average Telecom customer household has doubled its monthly broadband data use from around 12GB to 24GB

150 TIMES PER DAY

The average smartphone user reaches for their phone 150 times a day

|5

THE TECHNOLOGY INDUSTRY IN NZ IS ALSO RESHAPING

There has been unprecedented change in the New Zealand industry structure.

CHORUS

Telecom demerger completed - separation of Chorus was a world first in terms of industry structure

NEXT GENERATION

Emergence of 4G LTE as a next generation mobile technology

NEW MOBILE SPECTRUM

Government auction of 700MHz spectrum planned

UFB & RBI

Government-sponsored new technology network rollouts well under way - Ultra Fast Broadband and Rural Broadband Initiative will help drive and define New Zealand’s future use of technology

MARKET CONSOLIDATION

Vodafone/TelstraClear merger creating a full-service competitor under the ownership of a large global telco

COMPETITION INTENSIFYING

Increase in competition in IT managed services, broadband and mobile

OTT PLAYERS

Growing number of global ‘over-the-top’ (OTT) players in the New Zealand market

MARGIN PRESSURE

Continued competitive pressure on margins in the fixed line, broadband and voice markets

|7

TELECOM FACED A STRATEGIC CHOICE

Meanwhile, within Telecom a combination of complex platforms, legacy products, high operating costs and a lack of agility has been holding us back. We faced a strategic choice.

We could settle for being the ‘dumb pipe’ that other technology companies could use to deliver profitable services - or become a growing New Zealand company, delivering communication, entertainment and IT services over our networks and the Cloud to meet the current and future needs of our customers.

We’ve chosen the latter. It won’t be easy and it will take time to get ourselves fit for growth, but we believe this is the right strategic path to build a more valuable company for our shareholders, and contribute to a better future for New Zealand.

It’s about helping people discover and create great things in a world where being connected anywhere, anytime matters more than ever.

|9

OUR FOUR STRATEGIC PRIORITIES

Revolutionise Customer Experiences

WE AIM TO:

Deliver simple, effortless experiences that are demonstrably and consistently better than our competitors’ and that generate extraordinary customer advocacy

Deeply understand New Zealanders’ increasing drive to be connected and act quickly on these insights to create distinctive solutions for customers

Satisfy customer demand for greater simplicity and more digital self-service options

IN FY13 WE:

Reshaped sales and delivery teams around a better understanding of customers’ needs and wants

Implemented a world-leading solution to the problem of high data roaming costs

Commenced a programme to re-engineer customer service experiences

Expanded our digital self-service options: Tech in a Sec, Telecommunity, Live Chat, My Telecom

Raised data caps on 50GB broadband plans to 80GB

Significantly improved resourcing of our Government customer service model

80GB

RAISED DATA CAPS ON 50GB BROADBAND PLANS TO 80GB

REVOLUTIONISE

IN FY14 WE WILL:

Further expand and enhance digital self-service options

Step up leadership efforts to inform and educate customers on new technologies

Complete an entirely new mobile product infrastructure

Re-engineer more key customer service experiences

Simplify the Business

WE AIM TO:

Radically simplify current platforms, products, offers, channels and supporting processes to reduce cost and complexity and improve speed to market

Design and build new platforms, products, offers, channels and end-to-end process capabilities

Create a best practice, performance-driven, lean and agile organisation supported with the right skills, processes, risk appetite and incentives

IN FY13 WE:

Undertook a significant cost-reduction programme

Streamlined our performance management and HR systems

Commenced a major re-engineering of our internal IT systems

Made progress rationalising our customer products and platforms

Commenced a centrally led programme to achieve ongoing cost-saving and simplification benefits

Changed Gen-i and Retail service channels to improve service delivery for business customers

Initiated major portfolio shifts and partnerships in the Gen-i business to focus more on mobility, data and Cloud services

Adjusted New Zealand business structure with customer-facing business units underpinned by a network business

SHIFTS IN THE GEN-i BUSINESS TO FOCUS MORE ON MOBILITY, DATA AND CLOUD SERVICES

SIMPLIFY

IN FY14 WE WILL:

Maintain a disciplined approach to capital management

Advance the centrally led programme driving cost-saving and business simplification

Progress the re-engineering programme of internal IT infrastructure

Further streamline and simplify our product offers

10 |

Win Key Markets

WE AIM TO:

Maximise opportunities from the major shifts in industry structure resulting from Government fibre investment, industry mergers and acquisitions and continued evolution of IP applications and services

Deliver a granular and focused market strategy by creating a competitive multi-brand capability to win key future markets while optimising value of existing markets

Realign resources, sales and marketing approach to step-shift performance in key markets

Support the market strategy with leading data network capability, products and processes at the lowest cost per gigabyte

IN FY13 WE:

Moved to a daily sales rhythm to sharpen focus on what it takes to win each day in a fast-moving and competitive market

Increased our focus on market share ahead of short-term financial returns, resulting in increased share in mobile and share held in broadband

Launched new Ultra broadband category featuring Fibre and VDSL products

Started the next generation mobile 4G LTE network development

Increased the targeting and differentiation of our brands, particularly to key market segments such as young urban customers

Commenced delivery of Optical Transport Network (OTN) to upgrade core network

Won contract to be IT partner in the Government’s Network for Learning project

Re-launched Business Hubs to offer improved service to Telecom’s business customers

4G

STARTED

4G LTE

NETWORK

DEVELOPMENT

KEY MARKETS

IN FY14 WE WILL:

Continue to reinvigorate all Telecom brands in their respective markets

Increase focus even more on mobile revenue share

Accelerate rollout of 4G LTE and Wi-Fi networks

Leverage the opportunities provided by the Government-sponsored UFB and RBI rollouts

Advance the OTN delivery to underpin our data backbone

Win the Future

WE AIM TO:

Earn new revenues and margins by investing in and winning key future markets in Cloud, network delivered services, digital services & mobile commerce

Build market leadership, brand preference and revenues through demonstrating the benefits of our technology and services to distinct customer segments

Ensure success through committed substantive resourcing and an open approach to build, buy and partner options that balance execution risk and cost with agility and speed

IN FY13 WE:

Purchased Revera, one of the market leaders in Cloud computing

Established Telecom Digital Ventures team to generate new business opportunities

Formed arrangement with Coliseum Sports Media to provide internet coverage of England’s Barclays Premier League football to Telecom customers on preferred terms

Increased data centre capability, including opening a new data centre in Christchurch in August 2013

Took the lead on a proposed new trans-Tasman cable joint venture

BARCLAYS PREMIER LEAGUE ARRANGEMENT WITH COLISEUM SPORTS MEDIA

THE FUTURE

IN FY14 WE WILL:

Move Telecom Digital Ventures workstreams towards a portfolio of new products and services

Consider other online content-delivered services following Barclays Premier League arrangement

Invest appropriately during the Government’s intended auction for 700MHz spectrum to support 4G LTE rollout

Expand our data centre capability further in key centres

|11

CHAIRMAN & CEO’S REPORT

Chairman & CEO’s report

Mark Verbiest CHAIRMAN

Simon Moutter CEO

Dear Shareholder

There is no doubt the last year has been one of continued and profound change for Telecom and our wider industry.

It was a year in which Telecom made some deliberate calls: to grow share in the mobile market, hold share in the broadband market, refocus the Gen-i business services portfolio and significantly reduce our operating costs.

We were conscious these decisions would likely have a negative impact on short-term operating revenues and margins and incur a substantial restructuring charge. This has been reflected in the financial results. However, we believe they have enhanced Telecom’s position for the longer term, by strengthening our customer base and improving our cost competitiveness.

There is more hard work to come in FY14; however, we remain committed to a major strategic reset aimed at improving Telecom’s performance and building a platform for longer-term growth.

We have put key foundations in place. We have articulated an ambition to be a growing New Zealand company, winning by customers choosing us to connect them at the ‘speed of life’. This is underpinned by four strategic priorities: ‘Revolutionise Customer Experiences’, ‘Simplify the Business’, ‘Win Key Markets’, and ‘Win the Future’. We have assembled a high-calibre team to lead our passionate and talented people. While good progress has been made, especially on the cost side, we are realistic about the performance improvements that must be achieved. It is not just about becoming (and remaining) more cost competitive and continuing to demonstrate disciplined fiscal management in an industry now in perpetual change, Telecom must also look to retain customers through value propositions beyond price and invest carefully in potential revenue growth areas.

Success will not be achieved in a single year, or through any single initiative. It will require a relentless, disciplined and focused execution of our strategy, one success at a time.

12 | Telecom Annual Report 2013

Financial results

The 2013 financial year results for Telecom saw net earnings after tax for continuing operations of NZ$238 million, compared with NZ$311 million in FY12.

We note that making full year to year financial comparisons is complicated by the Chorus demerger in December 2011, impacting the FY12 financial results.

Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) from continuing operations decreased by 14.6% to NZ$922 million in FY13. EBITDA1 includes the one-off restructuring cost of NZ$127 million incurred as part of a major focus on cost reduction, NZ$15 million of insurance proceeds and NZ$9 million of residual costs associated with the Canterbury earthquakes. Adjusted EBITDA was NZ$1,043 million, compared with NZ$1,048 million in FY12, a decrease of 0.5%.

Total capital expenditure was down 11.9% to NZ$465 million as FY12 included Chorus-related capital expenditure of approximately NZ$136 million. Capital expenditure for continuing operations increased 18.6% due to investment of NZ$54 million on 3G mobile spectrum, initial re-engineering expenditure of NZ$25 million and early investment in the new Optical Transport Network (OTN) of NZ$33 million.

Total adjusted operating revenues and other gains for FY13 declined 8.1% to NZ$4,174 million, with much of this attributable to a decline in fixed line revenues. There was a 4.7% decline in the number of Retail and Gen-i fixed access lines from 1.049 million in FY12 to 1.000 million at the end of FY13. The decline in retail fixed access lines reduced significantly following the strategic decision in September 2012 to hold broadband market share. Broadband connections rose 4.8% to 649,000, from 619,000 in FY12, but broadband revenues declined 15% as we reset prices to be more competitive.

Total mobile connections decreased 10.6% from 2.031 million in FY12 to 1.815 million at the end of FY13, impacted by the closure of the CDMA network in July 2012. There were 92,000 new connections in the second half of the financial year. Mobile service revenues grew 3.5% on the back of increased data usage and smartphone penetration.

A second half dividend of 8.0 cents per share has produced a combined annual dividend of 16.0 cents per share, which remains a strong yield.

The most significant financial challenge in recent years has been seeking to offset revenue decline in our fixed voice and data business with equivalent cost reduction and growth in other business areas.

The data and mobility revolution

The global and local operating environment provides context for our results. In recent years, we’ve seen extraordinary growth in the demand for, creation of, and accessibility to, information. This is changing consumer behaviour and disrupting commercial models at an unprecedented rate.

There are a growing number of ‘over-the-top’ (OTT) players offering services and applications delivered over existing telecommunications networks and the internet. The quality of network connectivity continues to improve, accelerating the take-up of online or ‘Cloud-based’ services.

This is all driving an explosive growth in demand for data connectivity with, ‘anywhere, anytime’ being the new customer expectation. Information, be it communications, entertainment or IT, is now practically all digital. A world in which demand for information is measured in gigabytes means data is now central to our business. The challenge is to monetise that demand by making gigabytes and digital services the centre of our revenue structure.

In New Zealand there have been significant industry developments. The separation of Chorus from Telecom is complete. There are Government-sponsored rollouts of large networks, in Ultra Fast Broadband (UFB) and the Rural Broadband Initiative (RBI). Vodafone has merged with TelstraClear to create a full-service operator backed by a global brand. New generation technologies, such as 4G LTE, Wi-Fi, Fibre and VDSL are rapidly emerging and being deployed. Meanwhile, within Telecom a combination of complex platforms, legacy products, higher operating costs and a lack of agility has been holding us back.

Taken together, these formed an imperative for bold action. We faced a choice; to settle for being a ‘dumb pipe’ business that other companies use to deliver profitable services, or to become a growing New Zealand company, delivering communication, entertainment and IT services over our networks and the Cloud to meet the current and future needs of our customers.

We’ve embarked on the latter approach. It won’t be easy, and it’s going to take a concerted and disciplined effort over several years, but we believe this is the right long-term strategic path to build a more valuable company for our shareholders and contribute to a better future for New Zealand.

Given the operating environment, Telecom needed to take swift and bold action to become more competitive and reduce costs. During the year we made tough decisions about labour costs, remuneration and performance. By 30 June 2013, we had a total of 6,622 full-time equivalent employees, a reduction of 16.2% from the beginning of the year, and of 12.1% from 31 December 2012. This included a combination of natural attrition, divestments and redundancies, partially offset by the addition of 151 Revera staff following its acquisition in May 2013.

We also looked closely at internal processes that weren’t delivering the right outcomes. Most notably, we’ve streamlined a cumbersome performance management system and right-sized an organisation-wide short-term incentive pay scheme.

1 EBITDA and Adjusted EBITDA are non-GAAP measures and are not comparable to the IFRS measure of net earnings. See the Performance section for details of non-GAAP measures and reconciliations.

investor.telecom.co.nz

|13

CHAIRMAN & CEO’S REPORT

WE KNOW WE MUST BECOME AND REMAIN MORE COMPETITIVE

The rationale for the changes made to date, and for further changes, is undeniable. We know we must become and remain more competitive and we must continue to simplify and speed up our business to succeed in the long term. We applaud our staff for being up for the challenge and acknowledge that these hard decisions have incurred an emotional and financial toll.

Operating Overview

Operationally, we started the year with two big objectives: to grow our share of the mobile market revenues and to stabilise our market share of fixed line broadband. We’ve delivered on both.

On the back of sharper marketing and pricing, greater focus on customer service and a growing appreciation of the quality of the Telecom smartphone network, the number of mobile connections has grown significantly since the CDMA network closed in July 2012.

In the competitive fixed line broadband market we have held our market share at approximately 48% following several years of decline. Market share is important for providing better economies of scale and a platform for delivering customer services. Our decision to fight for market share came at a cost of reduced operating margins, but we are not intending to compete solely on price. We will invest judiciously in network performance, customer service and content. We want customers to have more reasons to value data services from Telecom.

We also invested in new self-service and education vehicles for customers. These included Telecommunity, an online site where customers can share helpful information and solve problems, and the ‘Tech in a Sec’ TV and online series of videos with helpful hints on a wide range of topics.

In late 2012 we took steps to resolve high data roaming costs by introducing modestly-priced daily flat-rate plans for Telecom customers travelling overseas.

We implemented major portfolio changes within our Gen-i business to develop a stronger market proposition. This included the acquisition in May 2013 of Revera, a market leader in Infrastructure as a Service (IaaS) and data hosting services. Gen-i’s capabilities are being further boosted through a new Christchurch data centre, opened in August 2013, and plans to build a top-tier data centre in Auckland.

During the year we adjusted the structure of our New Zealand business into two main customer-facing business units (Gen-i and Retail) supported by a network-operating unit called Telecom Connect. In addition, we formed Telecom Digital Ventures, to act as an in-house ‘incubator’, focusing on developing new business opportunities.

In Australia, we also made portfolio shifts, rationalising our Gen-i Australia business to focus on trans-Tasman clients, while AAPT continued to focus on wholesale and business customers. By the end of FY14 we expect to have a clear strategic pathway for our Australian business.

FY13 saw a stable and united Board, with a diverse range of skills and a collective focus on long-term shareholder value and fiscal discipline. The Board is fully committed to the new strategic direction of Telecom and the leadership team responsible for implementing this strategy.

The Board was pleased when Simon Moutter returned to Telecom in August 2012 after a successful period leading the transformation of Auckland International Airport. The Board would also like to take this opportunity to thank Chris Quin for his leadership of Telecom as Acting CEO for several months before Simon’s arrival.

The year ahead

If the last year was one of significant change, the year ahead will be more of the same. The market in which Telecom operates continues to evolve. Our business must continue to change at pace and focus relentlessly on our four strategic priorities. In particular, we will target: a market-leading position in the mobile market; ensuring we are competitive on costs; and improving the relevance of our marketing efforts, especially in key segments such as young urban customers.

We will retain a disciplined approach to capital management and will continue to reduce variable costs and simplify the business. This will - in part - involve a significant re-engineering programme led by Telecom Connect aimed at rationalising our internal IT infrastructure. In addition, there will be a centrally led programme looking across the business at simplification opportunities.

14 | Telecom Annual Report 2013

Telecom’s total planned capital expenditure programme of around NZ$400-500 million for FY14 will focus on investment in our networks and on the re-engineering of our systems. Key projects include the rollout of 4G LTE services and a new Optical Transport Network that will deliver transmission speeds of up to 100Gbps on our core national fibre network.

Subject to no adverse change in operating outlook we expect to pay a dividend of 16 cents per share for FY14.

Later this year, the Government intends to auction the 700 MHz band spectrum for mobile services and Telecom will be looking to invest appropriately. Any amount required to be paid in FY14 for this spectrum, should Telecom be successful in the auction, would be in addition to the capital expenditure programme outlined above. The 700 MHz band is an important resource if New Zealand is to make the most of 4G LTE technology. In particular, our ongoing and historically strong commitment to rural New Zealand will be strengthened through use of the 700 MHz spectrum, as it enables better economics of coverage in less populous areas.

We will continue to work closely with central and local governments, especially given the ever-increasing role of telecommunications as a catalyst of economic and social development. In particular, we recognise, through the work of the Telecom Foundation and our involvement with the ‘Network for Learning’, the important link between technology and better education outcomes.

We have also been involved in other community activities, including Telecom staff continuing to generously contribute to their own communities with more than 30% of staff taking leave for volunteering activities and more than 25% participating in our payroll giving scheme during the year.

Closing comments

In reflecting on the year, we firmly believe Telecom has put itself ‘back in the game’. We’re building up pace. We have a plan and a committed team in place. But much of the hard work is yet to come. There is a long way to go to achieve our ambitions. The judge of our efforts will be our customers and our shareholders.

Experience around the world has shown these sorts of transitions can typically take several years to get onto a growth trajectory. We must continue to focus on being competitive, fiscally disciplined, and on providing services that our customers will value.

Creating a new Telecom will not happen without commitment, strong execution and decisive action, sustained over a long period of time. But we are determined to become the Telecom that our customers and shareholders want and expect us to be.

Mark Verbiest

Simon Moutter

CHAIRMAN

CEO

investor.telecom.co.nz |15

OUR COMPANY

Board of Directors

Top row LEFT TO RIGHT: Mark Verbiest, Simon Moutter, Kevin Roberts and Maury Leyland. Bottom row LEFT TO RIGHT: Paul Berriman, Justine Smyth, Murray Horn and Charles Sitch.

Mark Verbiest LLB; MInstD, Chairman

NON-EXECUTIVE DIRECTOR, INDEPENDENT

TERM OF OFFICE Appointed director 1 December 2011 and last re-elected at the 2012 Annual Meeting.

BOARD COMMITTEES Chair of the Nominations and Corporate Governance Committee and a member of the Human Resources and Compensation Committee.

Mark is Chairman of Transpower New Zealand Limited, Willis Bond Capital Partners Limited and Willis Bond General Partner Limited, a director of Freightways Limited, a board member of the Financial Markets Authority, Chairman of the Aspiring Foundation Trust and a trustee for the NZ International Festival of the Arts Trust. He is also a consultant to law firm Simpson Grierson. He was a member of Telecom’s senior executive team from late 2000 through to June 2008 as Group General Counsel and executive responsible for Telecom International and Yellow Pages Group (prior to its sale) and, prior to 2000, a senior partner in Simpson Grierson, specialising in mergers and acquisitions and securities, competition and utilities-related law. Mark has a law degree from Victoria University of Wellington.

Paul Berriman BSc (Electroacoustics); MBA; FHKIoD; MIOA; CEng

NON-EXECUTIVE DIRECTOR, INDEPENDENT

TERM OF OFFICE Appointed director 1 December 2011 and last re-elected at the 2012 Annual Meeting.

BOARD COMMITTEES Member of the Audit and Risk Management Committee and the Nominations and Corporate Governance Committee.

Paul is the Chief Technology Officer of the HKT Trust, the telecommunications arm of PCCW, which was spun off and listed in November 2011 and is Hong Kong’s largest telecommunications company. Prior to the spin-off, he was Chief Technology Officer of PCCW Group and he continues to lead the group’s product and technology roadmap and strategic developments. He has over 25 years of experience in telecommunications, especially in IPTV, mobile TV, media convergence and quadruple-play. Prior to joining PCCW in 2002 as Senior Vice President, Strategy and Marketing, he was Managing Director of management consultancy Arthur D. Little in Hong Kong and was involved in telecommunications consultancy projects globally. Previously he also held executive, technical, engineering and operations management roles in Reuters and several major Hong Kong service providers, including the Hong Kong Telephone Company and Hong Kong Telecom CSL. He holds a Bachelor of Science in Electroacoustics from the University of Salford in the United Kingdom, and a Master of Business Administration from the University of Hong Kong. He is a Chartered Engineer, formerly a member of Intel’s Communications Board of Advisors and was a member of the board of directors of the International Engineering Consortium. He has been a fellow of the Hong Kong Institute of Directors since 1997 and has been a member of Hong Kong Telecom Regulator, OFTA’s Technical Standards Advisory Committee for over 12 years.

Murray Horn PhD (Harvard University); MCom (First Class Hons); BCom, CNZM

NON-EXECUTIVE DIRECTOR, INDEPENDENT

TERM OF OFFICE Appointed director 1 July 2007 and last re-elected at the 2011 Annual Meeting.

BOARD COMMITTEES Chair of the Audit and Risk Management Committee and a member of the Nominations and Corporate Governance Committee.

Murray chairs the Government’s National Health Board, the New Zealand Health Innovation Hub, Wynyard Group Limited and Marisco Properties Limited and previously held a number of senior executive roles with ANZ Banking Group, including leading the Group’s New Zealand operations. He was Secretary to the New Zealand Treasury and has served on a number of boards, including the New Zealand Tourism Board. He has represented New Zealand at the OECD, as a governor at the World Bank and as an alternate director at the International Monetary Fund.

Murray received his doctorate from Harvard University in 1989 and has been awarded a number of academic honours in both New Zealand and the United States.

Murray was awarded a Companion of the New Zealand Order of Merit (CNZM) in the 2013 Queen’s Birthday Honours.

16 | Telecom Annual Report 2013

Maury Leyland BE (Hons); FIPENZ; MInstD

NON-EXECUTIVE DIRECTOR, INDEPENDENT

TERM OF OFFICE Appointed director 1 December 2011.

BOARD COMMITTEES Member of the Human Resources and Compensation Committee and the Nominations and Corporate Governance Committee.

Maury has been a senior executive at Fonterra since 2005 and is currently Group Director Strategy. Previous roles within Fonterra have included Programme Director of a major transformation programme, General Manager New Zealand Logistics and Associate Director Strategy and Growth. Prior to joining Fonterra she spent nine years with the Boston Consulting Group as a strategy consultant working with large companies in New Zealand and Australia. Maury was previously a director at Transpower New Zealand Limited. She was also a member of both the design and sailing team for Team New Zealand during the successful 1995 America’s Cup campaign in San Diego. Maury is also a member of the Advisory Board for the Department of Engineering Science at the University of Auckland. Maury has a Bachelor of Engineering in Engineering Science, First Class Honours from Auckland University.

Kevin Roberts CNZM

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

He is a member of the Directoire of Publicis Groupe. He is an honorary professor of Innovation and Creativity at the University of Auckland Business School and an honorary professor of creative leadership at Lancaster University. He is a private sector ambassador to the New Zealand/United States Council and in 2006 was appointed chairman of the USA Rugby Board. Previously, Kevin held senior management and marketing positions with Procter & Gamble, Pepsi-Cola and Lion Nathan. He has undertaken pro-bono work for the Antarctic Heritage Trust, co-founded New Zealand Edge and served on the New Zealand Rugby Football Union Board. Kevin is also a trustee of the Turn Your Life Around Trust. He has been awarded honorary doctorates by the University of Waikato, the International University of Geneva, the Peruvian University of Applied Sciences in Lima and Lancaster University.

Kevin was awarded a Companion of the New Zealand Order of Merit (CNZM) in the 2013 Queen’s Birthday Honours.

Charles Sitch MBA, LLB, BCom, GAICD

NON-EXECUTIVE DIRECTOR, INDEPENDENT

TERM OF OFFICE Appointed director 1 December 2011.

BOARD COMMITTEES Member of the Audit and Risk Management Committee and the Nominations and Corporate Governance Committee.

Charles retired from the international management consulting firm McKinsey & Company in 2010. He joined McKinsey & Company in 1987 and in 2000 became a senior director, primarily working with CEOs and boards on strategy and operations turnarounds. His practice had focused on telecommunications, consumer services, retail, banking, travel and entertainment. Since 2006 he has been involved in various new business ventures. He is a member of the board of Trinity College at Melbourne University and the Robin Boyd Foundation and a committee member of the Melbourne Cricket Club. He was previously an advisory director of Bkk Partners, an investment bank. Charles holds an MBA from Columbia Business School and an LLB, BCom from Melbourne University.

Justine Smyth BCom; CA; NZICA

NON-EXECUTIVE DIRECTOR, INDEPENDENT

TERM OF OFFICE Appointed director 1 December 2011.

BOARD COMMITTEES Chair of the Human Resources and Compensation Committee and a member of the Audit and Risk Management Committee and the Nominations and Corporate Governance Committee.

Justine is a director of Auckland International Airport Limited, a board member of the Financial Markets Authority, Chair of the New Zealand Breast Cancer Foundation and a former Deputy Chair of New Zealand Post Limited. She is also Owner and Executive Director of a manufacturing and wholesale clothing company. Justine is a former Chair of the Finance Audit, Investment & Risk sub-committee of New Zealand Post Limited and her background includes being Group Finance Director of Lion Nathan Limited and former partner of Deloitte. She has experience in governance, mergers & acquisitions, taxation and financial performance of large corporate enterprises and the acquisition, ownership, management and sale of small and medium enterprises.

Simon Moutter ME, BSc

EXECUTIVE DIRECTOR, NOT-INDEPENDENT

TERM OF OFFICE Appointed Executive Director and Chief Executive 13 August 2012, and elected at the 2012 Annual Meeting.

BOARD COMMITTEES - none

See Leadership Team for information on Simon Moutter.

investor.telecom.co.nz |17

OUR COMPANY

Leadership Team

Members of the Leadership Team are as follows:

Simon Moutter CENTRE

CEO, TELECOM NEW ZEALAND

Simon Moutter returned to Telecom in August 2012. As CEO he is responsible for the overall leadership and strategic direction of the Company that provides mobile, broadband and IT services to more than two million New Zealanders every day. Simon spent nearly 15 years in the energy sector where he worked in various senior positions, including CEO of Powerco Limited and Station Manager at the New Plymouth Power Station. He also ran his own engineering consultancy and contracting company before first joining Telecom in 1999. After nine years’ service Simon left in 2008 to lead the successful transformation of Auckland Airport as Chief Executive before returning to Telecom in 2012. He has a Bachelor of Science, majoring in Physics, from Massey University, and a Masters in Electrical Engineering from Canterbury University.

David Havercroft RIGHT

CHIEF OPERATING OFFICER

David Havercroft joined Telecom in October 2009. David has almost 30 years’ experience in the telecommunications industry, with executive roles at BT and Cable & Wireless; and at PwC and IBM. David has a proven record in leading complex business and information technology transformation programmes with particular focus on strategic partnerships. He has led major change programmes focused on growth and efficiency, rollouts and insourced and outsourced operations. Whilst at IBM Asia Pacific, David led the transformation outsourcing approach for Bharti Televentures (India), overseeing hyper-growth from three million to over 45 million customers. In his last role at IBM, David was responsible for the delivery of strategic outsourcing for telecommunications clients for IBM in Asia Pacific. He has a Bachelor of Arts with Honours, majoring in Economics.

Jolie Hodson RIGHT

CHIEF FINANCIAL OFFICER

Jolie Hodson joined Telecom in June 2013. Jolie is responsible for the financial direction for the Group. She has worked for the past 12 years with the Lion group, Australasia’s largest beverages group. Most recently she was Finance Director of the Beer, Spirits & Wine Australia division - Lion’s largest business unit. Before joining Lion in 2000, Jolie spent eight years with Deloitte’s audit division based in Auckland, rising to Senior Audit Manager. She gained a Bachelor of Commerce from the University of Auckland and has attended the Strategic Management Programme at Sydney’s Macquarie Graduate School of Management.

18 | Telecom Annual Report 2013

Joe McCollum LEFT

GROUP HR DIRECTOR

Joe McCollum joined Telecom in November 2012. Joe has over 30 years’ international experience in HR and is notable for transformational HR initiatives at companies undergoing significant change. In the 1970s Joe worked in Saudi Arabia for a large hospital company before working for Pepsi in Cyprus and then in New York. He obtained an MSc in Business Studies from Columbia University and then moved to New Zealand/Australia in 1989 as HR Director for Lion Nathan. In 1997 he returned to the United Kingdom to become worldwide HR Director for ICI, a global company with 65,000 employees. He joined Misys in 1999, a global software company recognised as a world leader. In 2004 he joined EMI and managed through its sale to a private-equity company before joining DMGT in 2008. He returned to New Zealand in 2012.

Tim Miles CENTRE

CEO, GEN-I

Tim Miles joined Telecom in February 2013. He leads a team of people responsible for delivering ICT solutions to corporate, government and business clients across New Zealand and Australia. Tim started his ICT career in New Zealand with IBM, and later joined Data General Corporation, rising to Director of Marketing - Asia Pacific. From 1994 until 2001 he was with Unisys in various roles, including MD New Zealand and Vice President for Unisys’ worldwide telecommunications business. In 2001 Tim joined the Vodafone group. He was CEO of Vodafone NZ for four years, then moved to the United Kingdom as CEO of Vodafone UK and then Group Chief Technology Officer, Vodafone plc. In late 2006 Tim returned to New Zealand.

He was Managing Director of PGG Wrightson until October 2010 and has since been involved in a number of industry and not-for-profit organisations. He has a Bachelor of Arts from Victoria University.

Chris Quin RIGHT

CEO, RETAIL

Chris Quin joined Telecom in 1991. He was appointed CEO of Retail in October 2012. He is accountable for the company’s Consumer and SME markets, which deliver around half of Telecom’s revenue and earnings. The Retail team delivers service to nearly 2 million customers across Fixed, Mobile and Hosted Services. Chris has been a member of the Telecom Leadership Team since 2008. During 2012 he spent three months as Acting CEO of Telecom and from 2008-2012 was CEO of Gen-i Australasia. Before joining Telecom he was CFO for Mitel and a financial accountant at Orica. Chris is Chairman of business incubator, The Icehouse and is active in the ICT industry. In July 2010 Chris was the recipient of an Emerging Leader Award at the annual Sir Peter Blake Leadership Awards, in recognition of his leadership achievements and community contribution. He also received the Chairman’s Award at the 2010 TUANZ Innovation Awards. He has a BCA from Victoria University.

investor.telecom.co.nz |19

OUR COMPANY

Rod Snodgrass RIGHT

CEO, TELECOM DIGITAL VENTURES

Rod Snodgrass joined Telecom in 1998. He is CEO of Telecom Digital Ventures, a business unit formed in early 2013 to build new businesses and revenues from services that deliver new digital life experiences to consumers. Rod has a significant amount of technology and innovation experience. He has a strong background in internet, broadband and mobility, including with Ericsson Cellular, as well as running Xtra and the Fixed Line division in Telecom and a stint as Telecom Group Strategy Director. Most recently he was Chief Product Officer. Rod brings industry knowledge and expertise from being on the Mobile World Capital Advisory Board, Telco Futures Forum and Southern Cross Cables Board and previously on the boards of The Icehouse, TMT Ventures, 3 Australia, XtraMSN and Yahoo!Xtra amongst others. Rod has a BCA from Victoria University and is a New Zealand Chartered Accountant.

David Yuile LEFT

CEO, AAPT

David Yuile is a business leader with a 25-year proven record working with blue chip and private equity finance companies. David’s strategic skills and knowledge assisted in the introduction of sustainable business practices in a competitive and ever-changing market. David was the former Chief Operating Officer at AAPT and held various roles prior to joining the organisation, including Director of Networks at PowerTel, Chief Executive Officer of 90 East and co-founder of Sales Technology which he sold to NASDAQ-listed provider Interliant. David is a dedicated supporter of start-ups and technological innovation in Australia and sits on the advisory board for San Francisco-based technology start-up Framehawk. David holds a Bachelor of Engineering (Hons) degree from the University of Glasgow.

Members of the Leadership Team who ceased to be employed by Telecom during FY13.

Tristan Gilbertson

GROUP GENERAL COUNSEL AND COMPANY SECRETARY

Ceased to be employed by Telecom effective 2 November 2012.

Alan Gourdie

CEO RETAIL

Ceased to be employed by Telecom effective 31 October 2012.

Nick Olson

CHIEF FINANCIAL OFFICER

Ceased to be employed by Telecom effective 18 March 2013.

Jan O’Neill

GROUP HR DIRECTOR

Ceased to be employed by Telecom effective 30 November 2012.

20 | Telecom Annual Report 2013

Overview

This annual report will be filed with the United States Securities and Exchange Commission on Form 20-F and is divided into four sections:

1. OUR COMPANY | Our company provides an overview of the current operating units of Telecom, the current regulatory environment and other aspects of Telecom, including resources and corporate responsibility.

2. PERFORMANCE | Performance gives an overview of Telecom’s financial results, as well as the results of Telecom’s current operating units. It also contains Telecom’s consolidated financial statements for FY13, as well as an assessment of risk factors that could affect the Group’s performance.

3. GOVERNANCE | Governance presents corporate governance at Telecom and provides remuneration information.

4. DISCLOSURES | Disclosures provides additional information required by New Zealand company law, the NZX and ASX Listing Rules and additional United States SEC Form 20-F annual report (Form 20-F) requirements.

When used in this annual report, references to the ‘Company’ are references to Telecom Corporation of New Zealand Limited. References to ‘Telecom’ are to Telecom Corporation of New Zealand Limited, together with its subsidiaries and its interests in associates.

All references to financial years (eg, FY13, FY12, and FY11) in this annual report are to the financial year ended 30 June. Certain information required by the Form 20-F requirements is contained in Telecom’s FY13 consolidated financial statements, which are included in this annual report. Information required to be stated as at the most recent practicable date, is stated as at 12 August 2013 unless expressly stated otherwise. References to notes are references to notes to the consolidated financial statements.

References to US$, USD or US dollars are to United States dollars, references to A$ and AUD are to Australian dollars and references to NZ$ and NZD are to New Zealand dollars.

References to Telecom’s WCDMA mobile network or the Smartphone Network are to Telecom’s 3G wideband 850MHz/2100MHz mobile network, which was launched in 2009.

References to Telecom’s 4G LTE network are to Telecom’s 4G mobile network, which will initially operate on Telecom’s 1800MHz spectrum with capacity and coverage expansions planned on 2600MHz and 700MHz spectrum as it becomes available through the New Zealand Government auction of spectrum anticipated to be in 2014.

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

See Glossary for other definitions.

Information on the demerger, which was effective 1 December 2011, can be found in the Scheme Booklet dated 13 September 2011 and the Telecom Annual Report 2012, which are available on Telecom’s website at http://investor.telecom.co.nz, and the NZX and ASX websites.

investor.telecom.co.nz |21

OUR COMPANY

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

On 1 December 2011 Chorus and some parts of Telecom Wholesale were demerged from Telecom; and

In May 2013 Telecom acquired Revera Limited, one of the market leaders in New Zealand for Infrastructure as a Service and Cloud hosting services and a major supplier to the Government.

Telecom’s products are founded upon providing connectivity to customers for local access, calling, broadband and data services on both Telecom’s PSTN fixed line network, as well as Telecom’s mobile network. These are supported by other offerings, including the provision of converged ICT solutions by Gen-i.

Telecom’s significant subsidiary and associate companies as at 30 June 2013 are set out in notes 29 and 30 to the financial statements.

The following diagram sets out the significant transactions for Telecom over recent years.

MARCH 2007 Telecom sells its directories business, Yellow Pages Group

MAY 1999 Telecom acquires AAPT Australia to expand further in Australian telecommunications market

JUNE 2004 Telecom acquires Gen-i and Computerland to extend IT services capabilities

JANUARY 2007 Telecom acquires PowerTel and integrates into AAPT business

SEPTEMBER 2010 Telecom sells AAPT consumer division to iinet

MAY 2013 Telecom acquires Revera Limited

Privatisation of Telecom 1990 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

MARCH 2008 Telecom commences implementation of the operational separation of its business units MAY 2011 Chorus is selected by CFH as cornerstone partner for UFB

1 DECEMBER 2011 Demerger completed

22 | Telecom Annual Report 2013

Demerger

With effect from 1 December 2011, Telecom separated into two entirely separate, publicly listed companies (the demerger), being:

(1) Telecom, a provider of telecommunications services and IT services; and

(2) Chorus Limited (Chorus), a network services operator.

Following the demerger Telecom has retained ownership of the mobile network assets, the Public Switched Telephone Network (PSTN), telecommunications network equipment, the national transport network, international submarine cables and spectrum associated with the supply of mobile services; while Chorus owns passive copper and fibre network assets, access electronics, a significant majority of the telephone exchange buildings and most transport radio towers and spectrum licences associated with radio products and services. Telecom is reliant on Chorus for the provision of certain services, including access and services related to its local access and backhaul networks and exchange sites, repair services in relation to Telecom’s fibre cables, access to shared information technology processes and systems owned by Chorus, agency services for the representation of some of Telecom’s wholesale products and transitional services in relation to certain property, building, facilities and site management. Chorus is reliant on Telecom for the provision of certain IT systems, services and telecommunications equipment to enable the delivery of its products and services to customers. These sharing arrangements are regulated under the Telecommunications Amendment Act 2011, including that they are required to be documented and at arm’s length terms, and are subject to Commerce Commission scrutiny.

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

Competition

While the fundamental trends affecting the telecommunications and IT services markets in New Zealand are similar to those faced by incumbent telecommunications companies in mature markets, Telecom’s position up to the demerger was unusual because major technology and regulatory changes were happening simultaneously. Following the demerger Telecom competes on a similar regulatory footing with its market peers and is subject to less of the ‘Telecom-specific’ regulation (including Operational Separation Undertakings, price regulation, extensive capital investment to comply with regulated migration plans and costs associated with accounting separation) that existed prior to demerger.

Aside from Telecom, the principal players in the New Zealand telecommunications market are affiliates of large multinational corporations with substantial resources, such as Vodafone, and, increasingly, large IT service companies, such as HP and IBM. Vodafone this year acquired TelstraClear creating a combined business that competes with Telecom in fixed line access, calling and broadband and in mobile. The newly combined business has assets that include a mobile network, fibre backhaul, hybrid fibre-coaxial network in certain locations and an agreement with Telstra to continue to service trans-Tasman clients. It is expected that competition across sectors will continue to intensify, with the prospect of existing participants extending their activities. Smaller competitors in the telecommunications sector are also actively marketing alternative access and voice technologies to consumer and business customers with discounted price-based offers.

Competition in the mobile market continues to increase with three primary operators, Telecom, Vodafone and 2degrees and additional MVNOs offering services over existing mobile networks. In parallel, there continues to be aggressive retail price competition, with market participants offering bundles of fixed, mobile and data services in an effort to increase market share.

Telecom Wholesale continues to face increased competition in its market as further exchanges and cabinets are unbundled. Price-based competition continues to increase in the mass market, with copper-based services provided by several unbundled copper local loop (UCLL) players, which are targeting profitable metropolitan areas, such as Auckland and other New Zealand cities. Telecom is precluded under the Telecommunications Amendment Act from directly consuming UCLL, for three years post demerger (refer New Zealand Regulation for further details) which, together with the launch of Chorus’ Baseband IP service, means that Telecom is competing for copper-based business against service providers in some areas that are currently able to purchase lower-cost inputs from Chorus to support their voice and broadband services.

investor.telecom.co.nz |23

OUR COMPANY

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

Strong brands with national presence: the Telecom brand is well established and has high recognition amongst New Zealand consumers, has been the leading telecommunications company in New Zealand for many years. The strong Telecom brand helps ensure that the business maintains its strong market position as number one or number two telecommunications service provider.

Diversified and comprehensive product portfolio: Telecom provides retail and wholesale products and services ranging from wholesale and international products to mass market voice and data.

Large scale, strategic assets: Telecom owns significant large scale strategic telecommunications assets encompassing an all-3G mobile network, national backhaul networks and a 50% interest in the Southern Cross international cable connecting New Zealand with international markets. Telecom is continuing to invest in 4G capability.

Australian competitive environment

Telstra and Optus are AAPT’s main competitors in the business and wholesale voice, data and internet markets. The local calling market remains dominated by Telstra, as it owns most of the Australian domestic local loop network until that network is decommissioned in the transition to the NBN. Interconnection with Telstra’s access network is necessary for competitive carriers, including AAPT, to offer many telecommunications services and AAPT therefore relies on the Australian competition regulator to obtain access. There is significant competition in the provision of long-distance national and international voice and mobile telecommunications services and long-distance national and international data services to businesses. Price reductions, which have already been seen in the market for long-distance and local fixed line services, are expected to continue.

The telecommunications industry in Australia is undergoing a transformation owing to the commoditisation of the internet, with the focus shifting from providing defined end products to becoming a facilitator in the development of a range of new products. Manufacturers, content producers and companies with web-based operating models are entering the market. Australia is currently seeing high levels of investment in next generation broadband technologies.

The Australian market is seeing a decline in fixed line revenues as a result of increased reliance on VoIP-based and naked DSL platforms. Mobile subscription revenues are levelling off owing to saturation in the marketplace. Mobile subscriber rates are at 130%1 with the second highest smartphone penetration rate in the world after Singapore. Data revenue is growing, driven by products such as ethernet and private IP in the business market. New revenue streams that are growing include unified communications2 and cloud-based storage.

Customers

Telecom’s ambition is to be a growing New Zealand company, winning by customers choosing us to connect them at the ‘speed of life’. Telecom provides fixed, mobile and IT products and services to retail and wholesale customers having:

Over 900,000 Retail fixed line residential and SME customers in New Zealand;

1.815 million mobile connections (consumer and business) in New Zealand;

Over 850,000 Retail fixed and mobile internet and broadband customers in New Zealand;

Around 70 wholesale customers in New Zealand, comprising mainly retail service providers;

200 international wholesale and retail providers across the world, in addition to providing outsourced international calling solutions for other telecommunications providers and mobile operators;

Around 2,800 business clients across Australasia, using Gen-i’s ICT services;

Over 4,000 businesses connected with fibre; and

Over 5,000 business and 300 wholesale customers in Australia, using AAPT’s services.

Telecom now has the following customer-facing business units: Retail, Gen-i, AAPT and Wholesale and International (within the Connect business unit). Further details on their customers can be found within the respective business unit sections in the Organisational Structure section below.

1 http://www.budde.com.au/Research/Australia-Mobile-Communications-Statistics-and-Forecasts.html

2 Unified communications (UC) is the integration of real-time communication services, such as instant messaging (chat), presence information, telephony (including IP telephony), videoconferencing, data sharing (including web connected electronic whiteboards aka WBs or Interactive White Boards), call control and speech recognition with non-real-time communication services, such as unified messaging (integrated voicemail, email, SMS and fax). UC is not necessarily a single product but a set of products that provides a consistent unified user interface and user experience across multiple devices and media types. There have been attempts at creating a single product solution, however, the most popular solution is dependent on multiple products.

24 | Telecom Annual Report 2013

Details on Telecom’s key telecommunications and IT service markets can be found in the Industry and sub-sector outlook section below.

Sales and marketing channels

Telecom utilises a number of key channels to deliver its range of products and services to customers. These include:

Retail’s network of more than 88 stores in New Zealand is made up of 32 Telecom-owned retail stores, as well as 56 dealer outlets dedicated to Telecom products and services. Included within the 56 dealer outlets are 29 Telecom business hubs in local regions around New Zealand to support customers with business communications needs. There are more than 400 points of presence in multi retailers, convenience channels and indirect dealers;

Retail’s digital platforms to communicate with its customers. Telecom’s primary website, telecom.co.nz, receives over 997,000 unique visits every month and was revamped in FY13 to improve customer experience, particularly to make it easier for customers to research and buy mobile devices. Digital interaction continues to grow, both in terms of sales and support;

Retail has 832 service representatives staffing its New Zealand-based sales and support helpdesks (either based in contact centres or as agents at home). Phones are answered 24 hours a day, every day of the year. Telecom also uses offshore customer support services to provide diversity and technical expertise to customers. Call centres remain an important channel for customer interaction and for inbound sales inquiries and frontline sales opportunities;

Other important and developing channels for retail customer interaction are online channels, on-device service functions and social media. Customers are able to initiate a range of self-service functions on Telecom’s website, as well as on their mobile devices. In late FY13, ‘My Telecom’ launched and there are currently 145,000 unique users;

The initial call answering channel for 111 calls;

Retail’s focus on sharing advice and insights with small business customers via a new business model, social media and direct mail activities, while also participating in industry associations;

Gen-i’s direct client relationship model designed to foster long-term and sustained ICT relationships with clients. It appoints dedicated client teams to build and retain industry knowledge, simplify lines of communication and to offer clients expertise and accountability;

Wholesale dealing direct with its retail service providers through its own sales and service channels but also having an arrangement with Chorus for a subset of services (including PSTN resale and legacy data services) where Chorus acts as its agent for the supply and operational support of these products. Commercial responsibilities are facilitated via the Wholesale Account Management team directly with our ‘Agency’ customers; and

In Australia, AAPT wholesale focuses on developing alignment with key players in the market and building on existing relationships with strategic customers and partners by leveraging investment in next generation and extensive access networks. AAPT’s business teams work directly with customers, and potential customers, to develop and satisfy their requirements by building tailored solutions

Industry trends and corporate strategy

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

A growing preference for internet-enabled services in each of the mass market, SME and corporate sectors; and

Globalisation of technology manufacturers and increased focus on open platform-enabled solutions.

In response to these market conditions, Telecom developed four strategic themes that will shift the Company to a future-oriented, competitive provider of communication, entertainment and IT services delivered over its networks and the Cloud. These are:

Revolutionise Customer Experiences;

Simplify the Business;

Win Key Markets; and

Win the Future.

Revolutionise Customer Experiences will deliver simple, effortless experiences that are demonstrably and consistently better than our competitors’ and that generate extraordinary customer advocacy. This will be achieved by significant moves to digital self-service, improvements of customer interactions and leading clients’ journey through thought leadership in the Corporate market.

Simplify the Business aims to radically simplify current platforms, products, offers, channels and supporting processes to immediately reduce cost and complexity and improve speed to market. New capabilities will be designed and built to support winning in key markets. There will be ongoing cost out and simplification through a centrally led and resourced process. Capital will be managed in a disciplined manner.

investor.telecom.co.nz |25

OUR COMPANY

Win Key Markets aims to deliver a granular and focused market strategy by creating a competitive multi-brand (Gen-i, Telecom, Skinny, Revera) capability to win key future markets (mobile and data) while optimising the value of existing markets (fixed access and calling).

Win the Future will earn new revenues and margins by investing in and winning key future markets in Cloud or Network Delivered Services, Digital Services and Mobile Commerce.

Industry and sub-sector outlook

This section describes Telecom’s share of the key markets in the New Zealand telecommunications and IT services industry in which Telecom competes and provides an overview of the market trends, competitive landscape and Telecom’s performance.

Fixed Access & Calling

1,745

1,715

1,695

608

666

695

65%

61%

59%

1,137

1,049

1,000

As at 30 Jun 2011

As at 30 Jun 2012

As at 30 Jun 2013

Retail & Gen-i access lines (000s)

Other market participants’ access lines (000s)

Retail & Gen-i market share

Source: IDC NZ Telco Tracker for FY11 and FY12 and management estimates for FY13

Telecom’s NZ Calling revenues (excl AAPT, Transits)

700

600

500

400

NZ$M

300

200

100

0

FY11 FY12 FY13

Source: Telecom FY13 Results

Fixed access and calling continues to be a significant market for Telecom, with the current market at approximately 59% of total access lines. As with other international markets, fixed access and calling within New Zealand is in decline, with intense price competition and usage moves to mobile and ‘over the top’ internet-based services, such as Skype. However, in New Zealand historically the rate of decline has been slower than many offshore markets as a result of free local calling being bundled with line rental, thereby retaining a large portion of the calling volume on the fixed line. As Telecom increases its focus on mobility it will investigate opportunities to proactively migrate fixed line customers to mobile solutions, while maintaining strong relationships with those who retain fixed products.

The acquisition of TelstraClear has increased Vodafone’s market share and capabilities in the fixed market. Competition within the fixed line market remains intense, particularly in metropolitan and urban areas of New Zealand, with declines in the prices of access, calling and broadband bundles.

Broadband (fixed)

1,367

1,277

1,181

658 718

571

52% 48% 48%

610 619 649

As at 30 Jun 2011 As at 30 Jun 2012 As at 30 Jun 2013

Retail & Gen-i broadband lines (000s)

Other market participants’ broadband lines (000s)

Retail & Gen-i market share

Source: IDC NZ Telco Tracker for FY11 and FY12 and management estimates for FY13

Telecom’s NZ Broadband revenues (excl AAPT)

400

350

300

250

NZ$M

200

150

100

50

FY11 FY12 FY13

Source: Telecom FY13 Results

26 | Telecom Annual Report 2013

The fixed broadband market continues to grow but connections growth is expected to slow in the next three to five years as broadband penetration in New Zealand approaches comparable levels to overseas markets. Fixed line data usage continues to rise rapidly.

Telecom’s market strategy is to hold its current retail market share of approximately 48% by delivering competitive pricing and effortless customer experiences. Telecom’s Retail business currently provides bundled offerings combining calling, broadband and fixed line rentals. As at 30 June 2013 more than 613,000 customers had signed up to these packages. Telecom will look to migrate the remaining 40% of the customers across to bundled packages in FY14. This market is where Telecom continues to see the highest level of competitive activity.

UFB is gradually being rolled out to 75% of the New Zealand market. In FY13, Telecom launched Ultra Fibre services, with further roll out of services, such as Voice over Fibre and VDSL planned in FY14.

Mobile (voice, SMS & data)

NZ Mobile Connections

5,378 5,484 5,378

3,281 3,453 3,563

39.0% 37.0%

33.7%

2,097 2,031 1,815

As at 30 Jun 2011 As at 30 Jun 2012 As at 30 Jun 2013

Telecom

Others

Telecom market share

Source: IDC NZ Telco Tracker for FY11 and FY12 and management estimates for FY13

Telecom’s NZ Mobile ARPU

45

40

35

30

25

ARPU $ p/mth 20

15

10

5

0

FY11 FY12 FY13

Voice + Data

Voice

Data

Source: Telecom FY13 Results

The New Zealand mobile market is growing at approximately 2% p.a., which is primarily driven by growth in mobile data and handset sales. The increase in mobile data usage has been driven by the increased uptake of smartphones. Monetising data growth will continue to be challenging for operators as Vodafone and 2degrees (the primary competitors) compete aggressively for growth in this market.

Telecom continues to focus on winning in the mobile market, with strong postpaid connection and data ARPU growth in FY13. WiFi and 4G LTE were trialled in FY13, with a commercial 4G LTE launch planned in FY14.

Telecom’s mobile connections base (including Retail and Gen-i) decreased by 10.6% to 1.815 million connections at 30 June 2013 from 2.031 million connections at 30 June 2012. This decline is largely attributable to the closure of the CDMA network in July 2012 and associated loss of predominantly low value prepaid connections.

IT Services

The IT services market in New Zealand continues to grow, led by strong growth in cloud-based infrastructure and applications and the emergence of mobile-centric IT. Gen-i had approximately 13% of the New Zealand IT services market in FY13, making Gen-i the overall domestic market leader, as well as leader in the key markets of Hosting Infrastructure, Hosting Applications and Network Management.

Telecom’s portfolio of IT services includes:

Cloud computing services;

Managed IT services;

IT outsourcing;

IT software and hardware procurement; and

Professional services to assist organisations with business and technology investments.

These products are sold to corporate clients and government agencies, with a particular focus on network-centric ICT services that add value to our core telecommunications products.

investor.telecom.co.nz |27

OUR COMPANY

Organisational structure

Telecom’s organisational model is shown below. Management believes this structure supports the delivery of Telecom’s four key strategic priorities and will enable the organisation to operate more effectively.

New Zealand Australia

Digital Retail Gen-i

Ventures

Connect1 AAPT

Corporate Centre

1 Formerly T&SS, Wholesale and International

The objective of this organisational model is to create a simplified and more balanced structure, consisting of:

The existing customer units (Retail, Gen-i, AAPT), which are segment specific (ie, consumer, business and large enterprise) and are accountable for commercial innovation, customer experience and segment margin leadership and migration to new converged IP and fibre services;

A centralised operational unit (Connect) intended to leverage scale and manage cost and capital expenditure across networks, IT platforms and the core network product portfolio. The operational unit aligns pricing and product management/strategy with the design, build and in-life operations of IT platforms and processes jointly targeting standardisation and simplification efficiency opportunities. Additionally, it services the Wholesale and International customer base;

A centralised business dedicated to delivering new digital services (Digital Ventures), including the development and expansion of the Skinny mobile business; and

A corporate centre which provides finance, communications, strategy, human resources, legal, regulatory and audit and risk management support for the Telecom business units.

Further detail on Telecom’s primary business units is provided below. As the Connect business unit has only recently been established, the commentary and performance for this unit is focused on its sub-groups Technology and Shared Services, Wholesale and International.

Retail

Retail provides mass market products, services and support to consumer and small business customers. As a full service provider, Retail provides fixed line calling and access products, broadband, dial-up and online offerings, mobile voice, SMS/text, content and data services.

In FY13, Retail faced increased market competition, the CDMA network was shut down, and there was pressure on pricing and underlying operational costs. Retail made the strategic decision to hold share in broadband by being more competitive on price.

FY13 saw continued strong competitor activity at entry level price points. Retail continued to focus on maintaining ARPU by retaining its high-value existing base and remaining competitive at entry-level bundle price points, providing greater value to customers with multiple product holdings.

Retail advanced its major programmes, including a focus on creating effortless customer experiences (which has resulted in an improvement in customer satisfaction levels) a digitisation programme, delivering strong Subscriber Acquisition and Retention Cost (SARC) improvements, a review of the sale channel processes to align with how customers want to buy products and services and various other initiatives aimed at reducing costs.

Initiatives such as Live chat, ’Tech in a Sec’, Telecommunity and MyTelecom were launched. These initiatives complemented a simplified product range.

FY13 saw the launch/trial of a number of key future technologies, such as WiFi, 4G LTE and Chorus-supplied Ultra Fibre.

In the fixed market Retail’s main focus is on packages that bundle voice, broadband and value-added services, at a competitive price. More than 97% of Retail’s consumer broadband customers had signed up to bundled packages as at 30 June 2013 (compared to 94% at 30 June 2012). Retail is actively exploring additional value-added services in readiness for higher-speed broadband options.

In the mobile market Retail has focused on revenue and margin growth across all products in the portfolio. We continued to put more value into roaming, prepaid and open smartphone plans. Mobile connections at the beginning of FY13 were strongly influenced by the closure of the CDMA network in July 2012 and the associated churn, which peaked in August. Growth since August has been strong across mobile. The impact of the CDMA closure was partially mitigated by the migration of customers onto the smartphone network. Postpaid growth can be attributed to the introduction of open-term plans and the launch of the high-end smartphones, while prepaid growth is owing to the addition of competitive value packs. Mobile data revenue continues to grow as the customer demand for mobile data continues to increase, primarily stimulated by the large increase in smartphone penetration on the mobile network and the new functions and applications available to smartphone customers.

28 | Telecom Annual Report 2013

Intensifying competition and commoditisation in the overall New Zealand mobile market gives rise to a number of risks and challenges for Retail. In light of these challenges Retail intends to continue to drive its business to being number one in mobile, developing effortless customer experiences, focusing on cost investment and growing data. Retail will provide customer-centric products and services, leveraging whole-of-business solutions pursuing targeted cross selling of relevant products and services and continuing to invest in digital platforms.

Retail key facts

Retail EBITDA of NZ$718 million declined by NZ$10 million (or 1.4%) on the prior year;

Strategic decision made to hold share in the broadband market by being more competitive on price, which has had a negative impact on margin but has strengthened our customer base;

Strong smartphone network connection growth since the closure of the CDMA network;

Introduction of capped pricing for mobile roaming and enhanced prepaid mobile and open smartphone plans;

Launch of Ultra Fibre product offerings;

Simplification of business through mobile plan improvements and migration of customers on to broadband value plans; and

Continued focus on cost reduction initiatives, lowering mobile subscriber acquisition costs and labour costs.

Gen-i

Gen-i is responsible for providing converged ICT products and solutions to public and private sector clients across New Zealand and Australia.

Gen-i delivers network-centric ICT products and solutions, combining both IT and communications infrastructure to support the success of its 2,800 public and private sector clients across a range of industries, including banking and finance, Government, energy, rural and healthcare. Gen-i’s earnings in FY13 built on leadership in network-centric ICT products and managed services delivered across fixed and mobile networks, and leveraging data centre infrastructure. These services deliver operational efficiencies and simplification as customers migrate from legacy to cloud, IP and fibre-based solutions.

Gen-i’s portfolio of services includes:

Managed mobility services: Mobile data and ICT solutions based on Telecom’s Smartphone Network and wireless-based technologies. These include Managed Mobility, which enables clients to leverage the mobility and ‘bring your own device’ trends and IP Centrex, which extends full PABX functionality to mobile devices to improve the productivity of a mobile workforce and provide converged fixed and mobile solutions. Our recent partnership announcement with SAP extends our mobility capability into the enabling applications market;

Cloud and Hosted Services: Services managed and delivered from data centres, such as security, collaboration and unified communications solutions eg, ReadyCloud Collaboration, and Revera’s market-leading infrastructure as a service offerings managed and delivered from both Revera and Gen-i data centres;

Managed telecommunications services for voice, data and fibre: Network-based voice products and services, including hosted call centre solutions, IP-based networks, IP telephony and videoconferencing. Network delivered and managed products and services, including Gen-i WAN Services (GWS) and remote-managed LAN and WAN services;

Managed IT services: Managed customer infrastructure, managed storage, security and hosting services;

Internet services: Large suite of internet solutions from basic broadband through to the premium dedicated Gen-i Internet Service;

Procurement of hardware and software: Including software and contract management services;

Enterprise Professional Services: Gen-i’s professional services division offers industry expertise and practical tools to assist organisations with business and technology investments, helps clients with the implementation of new technologies;

Training services: Provided by our market-leading Auldhouse team; and

investor.telecom.co.nz |29

OUR COMPANY

IT outsourcing: Incorporating a range of the above solutions and managing them on behalf of the customer either on the customer’s or Gen-i’s premises.

These services are supported by access to Telecom’s infrastructure in both New Zealand and Australia.

Gen-i has been undertaking a major transformation programme to focus on five key strategic themes: Alignment with our Clients; Simplify and Standardise; Speed up the Business; Focus on Network-Centric Competitive Strengths; and Win the Future. In FY13, Gen-i implemented structural change to re-align the business against these strategic themes, to set it up for delivery in FY14.

Key steps in delivering this change included:

Partnerships developed with a number of global providers (including Microsoft, Cisco, SAP, IBM, HP and Samsung), to enable us to bring innovative network-centric products and solutions to market that increase the demand and usage of the Telecom mobile and data networks;

Acquisition of Revera, a leading provider of Infrastructure as a Service (IaaS) and Cloud services in New Zealand in May 2013, providing Gen-i with cost efficient, effective and immediate access to additional specialised Cloud capabilities and data centre capacity;

Sales and delivery functions reoriented around key customers, Government and industry verticals;

Realignment of Gen-i’s Australian business to concentrate on supporting large corporate customers (based either in New Zealand or Australia) with specific trans-Tasman ICT services requirements; and

Divestment of Davanti’s New Zealand operations through a management buy-out and Davanti’s Australian operations through sale to a third party, while retaining Davanti as a strategic partner to leverage its expertise for the benefit of Gen-i clients.

As Gen-i re-focuses the business around clients and what they value most, service offerings will be aligned against clients’ different business requirements:

Government and commercial clients that require specific integrated ICT and network solutions, drawing on standardised platform-based ICT solutions where appropriate for their business or organisation. They often see ICT as strategic for their organisation; and

Corporate/Business clients with simpler, cost effective requirements and more standardised platform-based ICT solutions, including IP-based telecommunication services and hosted/cloud-based IT solutions.

Gen-i continues to operate in a highly competitive market in competition with telecommunications service providers and both global and local IT solution providers. This competitive pressure is likely to continue as wider availability of fibre inputs allows for further growth of converged ICT solutions.

Gen-i key facts

Gen-i EBITDA of NZ$370 million in FY13 declined by NZ$19 million (or 4.9%) on the prior year;

Re-alignment of Australian business to concentrate on supporting trans-Tasman customers;

Further development of strategic partnerships (including Microsoft, Cisco, SAP, IBM, HP and Samsung);

Acquisition of Revera on 7 May 2013; and

Transformation has delivered improved service and reduced operating costs.

30 | Telecom Annual Report 2013

Connect

The Connect business unit was formed in late FY13. It comprises what were the Technology and Shared Services and Wholesale & International business units. Technology and Shared Services and Wholesale & International were organised for the majority of FY13 as separate business units and reporting segments. Connect will be reported as a separate business unit for FY14. Further detail of each unit, together with its developments and highlights is provided separately below.

Connect is responsible for all of Telecom’s Network and IT operations throughout New Zealand, ensuring its information technology, infrastructure and architecture are aligned with the Group’s business objectives. In addition to the core technology teams, Shared Business Operations teams support the entire Telecom Group in areas like provisioning, credit and billing, corporate property and information management. Connect is responsible for product development and delivery, as well as servicing Telecom’s Wholesale and International customer base.

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

Provisioning: T&SS processes requests for data and voice services from Telecom’s customer-facing operations, the Telecom website and Chorus customers, including allocating network resources and activating and commissioning services that require access to shared IT and network resources. T&SS facilitates the billing of nearly 1.2 million customer accounts each month, credit management, fraud management and information management services.

Since the demerger T&SS provides certain transitional and shared services to Chorus (see Company review - Network, systems and other assets for more detail on Telecom’s transitional and shared service arrangements with Chorus).

investor.telecom.co.nz | 31

OUR COMPANY

Wholesale & International

Wholesale and Telecom International provide a range of regulated and commercial products to service providers throughout New Zealand and the world.

Wholesale’s portfolio of voice, mobile, interconnection, managed data, internet access and national backhaul products offers retail service providers the ability to create and extend their own networks to be able to provide a wide range of telecommunications services to their end-users. Telecom Wholesale also offers resale products so service providers without their own nationwide networks can offer services nationally. Following the demerger these resale services, principally PSTN resale, are sold to retail service providers under an agency agreement with Chorus. Owing to the complementary nature of these services with the Chorus broadband products they are typically bundled with resold voice services. Wholesale has approximately 70 customers, which include Vodafone, Orcon, CallPlus and Trustpower.

The key challenge for the Wholesale business is to grow new revenues to offset declining legacy revenue - specifically where lower cost input services are available to other retail service providers from Chorus and other local fibre companies.

International delivers telecommunications services between New Zealand, Australia and the rest of the world, by providing international voice, mobile, value-added calling, such as International Toll Free Services (ITFS) and international transit services to carriers and offshore telecommunications providers.

International’s business provides:

Domestic retail originated voice services, handling New Zealand and Australian originated minutes traffic, plus reciprocal traffic and provides other value-added services relating to this; and

International retail and wholesale originated voice services, providing international voice service products specific to the needs of international, wholesale and retail customers across fixed line, cable and mobile operators.

International utilises these services to enable carriers and retail operators to provide voice and mobile solutions to their customers. Telecom International terminates and receives traffic to and from all countries in the world, carrying approximately 2.6 billion minutes of global traffic per annum. International has worked through a transformation programme, resulting in changes to its personnel, customer base and its operating network and supplier relationships. The goal has been to streamline the business, focusing on key customers being serviced by a cost-efficient and modern network infrastructure. This adjustment responded to the key challenge facing International, which is the increasingly commoditised nature of the international voice market resulting from a declining per minute revenue environment.

Connect key facts

T&SS EBITDA of (NZ$287) million in FY13 improved by NZ$19 million (or 6.2%) on the prior year;

Wholesale & International EBITDA of NZ$224 million in FY13 improved by NZ$3 million (or 1.4%) on the prior year;

T&SS commenced the three-year re-engineering programme to upgrade, replace and transform many of the tools, systems and processes that support Telecom’s business and its customers;

Launched a major programme to upgrade Telecom’s national transport network;

Trialled 4G LTE successfully and launched a programme to upgrade our core mobile technology to enable the launch of 4G LTE; and

Continued focus on cost reduction initiatives and delivered lower costs, in particular, with labour costs down by NZ$4 million in Wholesale & International and NZ$18 million in T&SS compared to the prior year.

AAPT

AAPT provides telecommunications infrastructure to companies in Australia, offering data, cloud, voice, internet and mobile services for business, government and wholesale customers, via its national network. AAPT is focused on creating partnerships with all its business customers.

AAPT provides coverage to 85% of businesses and up to 80% of residences in metropolitan areas across Australia. This includes over 11,000 kilometres of interstate fibre, its own data centres in major capital cities, fibre access to 1,600 premises and mid-band ethernet in over 250 exchanges. AAPT has access to DSL coverage in over 400 exchanges focused on the major Australian cities and large metropolitan areas.

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

AAPT has continued to rationalise and simplify its products, operations and IT platforms. As AAPT emerges from a period of cost reduction and operational improvement, it is now focused on a revenue growth plan within business and wholesale markets, using its IP network capabilities supported by lower cost and online centric customer service and billing capabilities.

32 | Telecom Annual Report 2013

In December 2012 AAPT acquired NEC Australia’s Nextep business and signed a strategic alliance with NEC to maximise partnership opportunities. Under the Alliance agreement, both parties will work together on several partnership opportunities, leveraging AAPT’s network and NEC’s world-class technology and managed ICT portfolio.

See Our company - Australian regulatory environment for an overview of the Australian national broadband network (NBN) and Telstra’s Structural Separation Undertaking.

AAPT key facts

AAPT EBITDA of A$57 million in FY13 was down by A$10 million (or 14.9%) on the prior year;

EBITDA decline was driven by customer churn, continued rationalisation of low-margin Wholesale customers, pricing pressure and market consolidation prior to NBN going live partially offset by acquisition of Nextep and reductions in labour; and

Acquisition of NEC Australia’s Nextep business and signed a strategic alliance with NEC to maximise partnership opportunities.

Telecom Digital Ventures

Telecom Digital Ventures was established in April 2013 to help support the ‘Win the Future’ theme of Telecom’s strategy.

Telecom Digital Ventures is a dedicated growth business.

Its ambition is to deliver rich connected digital experiences. It will seek to build new businesses and products around connected digital experiences, generating revenue streams and commercial returns from them.

From a market perspective it will focus principally on mass-market opportunities. It is adopting more of an agile start-up development and delivery model whilst also leveraging Telecom’s existing assets, infrastructure and capabilities where this supports time to market and agility.

It currently has five main portfolio areas of current focus;

Connectivity (mobile, broadband, Wi-Fi);

Commerce (m-Wallet, m-Payments, m-Advertising);

Data & Applications (Smart Data, Applications enablement);

Verticals (Health, Education, Rural, for example); and

Content (Digital Media, Cloud, Content Delivery Networks).

As part of the key mobility focus Telecom Digital Ventures is also responsible for the Skinny mobile business and Wi-Fi business.

Telecom Digital Ventures will develop new digital businesses and services in partnerships or on its own. Potential partners could include incubators, accelerators, universities, start-ups, developers and peers. The focus will be on partners that are a good strategic fit.

investor.telecom.co.nz |33

OUR COMPANY

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

Network assets

Telecom’s New Zealand Assets

Telecom’s New Zealand assets include:

Service platforms for voice and data applications: Telecom provides fixed line and value-added fixed line voice services over the PSTN. The PSTN provides analogue lines, ISDN lines and centrex lines. Smartphone services (or value-added fixed line voice services) which include call waiting and calling line identification are available in most areas. Telecom’s ISDN is a digital switched service and is capable of transmitting voice, video and data from one location to another. Telecom’s ISDN lines have the flexibility of the standard telephone network, with additional high quality, fast and reliable digital transmission. Telecom has expanded this to now offer Voice over IP (VoIP) solutions to enterprise customers, replacing the ISDN network and associated services through the expansion of its Soft Switch. Telecom operates a high-speed internet access service consuming input products on copper-based ADSL, VDSL and fibre-based technologies. The Telecom broadband network is available to approximately 95% of Telecom’s customers. Telecom is offering and continuing to develop new services that support voice and broadband applications, as well as UFB bitstream services to deliver broadband over fibre. Significant effort is being applied to enable the consumption of UFB inputs from Chorus and the other local fibre companies to support Telecom’s fibre-based services. Telecom continues to expand its national IP/MPLS-based network that provides the connectivity backbone for virtually all of Telecom’s current data services, with an extensive service footprint. The Telecom investment in its IP/MPLS-based network capacity and capability has been augmented with upgrades to its core switches and the underlying transport with the deployment of state-of-the-art Optical Transport Network using high capacity DWDM to ensure that future customer service demands and growth are met. Telecom investment also extends to the deployment of its new Layer 2 Carrier Ethernet network and, coupled with the OTN, will deliver a wider range of Transport services nationally. This network provides the capability and capacity to deliver Telecom’s flagship IP-VPN data services for corporate customers and wholesale backhaul services for other service providers and is used for backhaul of core data traffic. Further investment is being made to deliver end-to-end quality of service and support multi-service single access delivery models, whereby multiple services will be delivered over a single physical access, including voice, data, internet and other services;

Mobile network: Telecom currently operates a 3G WCDMA network that operates at 850MHz nationally and at 2100MHz in certain metropolitan centres. Telecom’s CDMA network was decommissioned earlier this year paving the way for the rollout of Telecom’s 4G LTE network planned to go live later in 2013. The deployment of the 4G network will initially operate on Telecom’s 1800MHz spectrum with capacity and coverage expansions planned on 2600MHz and the 700MHz spectrum as it becomes available through the New Zealand Government auction of spectrum anticipated to be in 2014. The WCDMA mobile network provides a coverage footprint of 97% of the places where New Zealanders live and work and has also undergone upgrades to double its performance speed in many regions. The network offers both prepaid and postpaid mobile phone services, with a range of voice, packet data and content-based services available;

National backhaul fibre network: the core network, or national backhaul, is the fibre backbone that links cities to the Auckland gateway;

Some exchange buildings: Telecom owns 30 exchanges and Chorus owns 632 exchanges. Telecom and Chorus both require space in the majority of these exchanges and have entered into lease arrangements in order to meet their specific business requirements;

Operating support systems and business support systems: Telecom has a re-engineering programme under way that will modernise its internal systems portfolio through adoption of enterprise architecture, the coordinated deployment of new systems and the retirement of old systems. The programme sees the upgrading to a new customer relationship management system, assure and fulfill systems. Investment in Telecom’s billing systems and network management systems continues to be extended. These initiatives will provide customers with self-service capabilities and customer service representatives improved access to the information and systems they need;

Sales/distribution channels and brand: These are outlined in Our company – Sales and marketing channels above.

Telecom also leases, but does not own, multiple office buildings, primarily in Auckland and Wellington, which house Telecom’s corporate, Connect and business unit offices. Telecom’s head office, which is its principal executive office, is based in Auckland. The majority of Telecom’s Auckland offices were consolidated in late 2010 into a newly constructed building, ‘Telecom Place’. Telecom has multiple leases over the four separate buildings for 12 years, with further rights of renewal once the initial 12-year lease term has expired. Most of Telecom’s offices in Wellington were also consolidated in late 2011 into 19,000 square metres of a 26,000 square metre building. As with Auckland, Telecom has multiple leases over the 19,000 square metres of space in Wellington. The multiple lease model was established to offer protection and risk mitigation should future business volumes require less

34 | Telecom Annual Report 2013

accommodation. The recent cost-reduction programme and associated staffing decline has resulted in Telecom vacating one of the four towers in Auckland and two of the nine floors in Wellington. These are in the process of being sub-let. Since the February 2011 Canterbury earthquake, Telecom had to re-establish its office accommodation for approximately 1,200 staff in Christchurch in multiple leased sites away from the Red Zone cordoned area most impacted by the earthquake. Prior to the February 2011 earthquake, Telecom accommodated almost all Christchurch staff in a mix of owned and leased properties in the CBD area. Telecom is deconstructing a large Telecom-owned 80-year-old building in the CBD, which was too damaged to economically repair and for which an insurance settlement was achieved. Telecom has committed to leases for two new data centres, one each in Christchurch and Auckland. The Christchurch facility was commissioned and completed in July 2013, with the opening scheduled for 13 August 2013. The Auckland site is still under construction and scheduled to open in FY15.

Telecom’s Australian assets

AAPT owns and operates one of Australia’s largest national networks, comprising 11,000kms of Fibre.

Integrated Voice and IP Core Network

The AAPT core voice and data network utilises a powerful and extensive National IP/MPLS platform providing:

Coverage across the nation;

11,000km of interstate fibre; and

Access to AAPT-owned data centres located in all major capital cities.

High Speed Access Networks

AAPT provides national coverage via DSL, Mid-Band Ethernet Fibre and NBN Access.

Internet Delivery

AAPT offers a range of internet delivery services and plans that cater to businesses of all sizes through business-grade IP Line and CDN (Content Delivery Network):

Supported by the AAPT domestic Internet Exchange; and

Dual diverse International Internet gateways.

Cloud Delivery

AAPT can deliver industry standard Cloud solutions through the use of its existing data centre resources and network.

Telecom’s international assets

Telecom’s international network has been designed to maximise the performance and delivery of telecommunications services from its customers in New Zealand and Australia to the rest of the world. Telecom is connected to approximately 200 international telecommunications operators. The international network is 100% digital.

Telecom has a 50% equity investment in the Southern Cross Group, which owns and operates the Southern Cross transpacific submarine fibre cable, linking New Zealand, Australia, Fiji, Hawaii and the west coast of the United States. The Southern Cross cable provides international capacity for the growth of traffic generated by data services, including internet traffic, and commenced operations in November 2000. Southern Cross sells capacity to a small number of telecommunications companies, including Telecom.

In addition to the use of the Southern Cross cable, Telecom also uses the following third party cable systems:

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

Telecom operates points of presence in Los Angeles, Frankfurt, Singapore, London, Sydney and Auckland to obtain better options for its Australian and New Zealand retail customers, while generating new business with carriers seeking competitive wholesale pricing into Australia, New Zealand and the rest of the world. Telecom supports a wide range of traditional and IP-based voice and other services on its network to meet customers’ needs.

Key supplier relationships

Strategic suppliers

Alcatel-Lucent is the major strategic supplier of network equipment to Telecom in New Zealand and manages Telecom’s fixed and mobile network through an outsourcing contract. Telecom and Alcatel-Lucent have renegotiated their contractual terms to simplify the way Telecom purchases network equipment and services from Alcatel-Lucent. Huawei was engaged as the supplier of our new LTE mobile network due for launch later this calendar year.

Other

Telecom’s main external purchases include the acquisition of hardware for resale purposes, such as telephone handsets, modems and IT computing equipment. Telecom also purchases equipment for internal use in operating or building its networks or providing ICT offerings, such as fibre optic cabling, computers, servers and other related IT equipment. The majority of this equipment is sourced, either directly or indirectly, from overseas. The operation of Telecom’s networks,

investor.telecom.co.nz | 35

OUR COMPANY

as referred to above, is dependent upon the supply of electricity from electricity companies. In the instance of an electricity supply failure, Telecom has back-up generators in key exchanges that it is able to utilise.

Telecom has a new logistics outsourcing partner, Ingram Micro an external logistics operator, which will from October 2013 replace the current logistics operator Brightstar, to deliver mobile devices and supply chain services.

Telecom and Chorus have progressed significantly along the journey to separate the many shared systems and services they had as an integrated telecommunication company. Chorus continues in its role as Telecom’s largest supplier, including as a supply partner for the new Telecom Ultra Broadband products.

Telecom post demerger

Following the demerger the assets of Telecom were divided between Telecom and Chorus. The Telecommunications Amendment Act 2011 required Telecom to prepare an asset allocation plan. The asset allocation plan had to specify how each asset or category of assets was to be used to provide telecommunications services to the market, as well as the key terms of all the intended material sharing agreements between Telecom and Chorus.

As a result of this split of assets, and in order to ensure efficient use of resources and investment, Telecom and Chorus have entered into various sharing arrangements and commercial agreements, which are on arm’s length terms as follows:

Commercial service agreements for products/services provided by Chorus on commercial terms to all retail service providers, including Telecom;

Shared Systems Agreement covering a range of services provided to Chorus including shared business processes eg, fulfill, assure and bill, technology operational management of shared IT infrastructure and systems and consultation, design and build services related to shared IT infrastructure and systems;

Network Electronics Sharing Arrangement for the right to use certain network electronics;

Property Co-location Agreements;

Fibre arrangements requiring Chorus to repair Telecom’s fibre to agreed minimum specifications where that fibre is damaged or suffers degradation over its life;

Transitional Services Agreement that enables each company to continue to receive certain corporate and enterprise capabilities that were provided centrally prior to demerger, while each party is given sufficient opportunity to independently develop its own capabilities or to engage third parties to provide those services;

Agency Agreement for Telecom to appoint Chorus to sell and manage agreed parts of Telecom’s wholesale services portfolio (in addition to the local access and calling service) on Telecom’s behalf; and

Gen-i Business Agreement for mobile and fixed telephony products to Chorus.

New Zealand Regulation

The telecommunications sector in New Zealand is governed principally by the Telecommunications Act 2001 (the ‘Act’). The Act provides for certain telecommunications services to be regulated by the New Zealand Commerce Commission (the Commission). Most services can be regulated under the Act on price and non-price terms, while other services may only have non-price terms determined.

Regulation

Following demerger the key regulation that Telecom is subject to includes:

A restriction on purchasing UCLL for three years after the demerger date;

Certain TSO obligations (subject to any changes that may arise under the 2013 review);

Mobile termination access regulation;

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

In order to ensure that Telecom continues to be able to provide voice and other services to its retail and wholesale customers, and meet its TSO obligations, the Telecommunications Amendment Act 2011 introduced a new regulated service, namely the Unbundled Copper Low Frequency Service (UCLFS).

The initial pricing for UCLFS is the geographically averaged price for Chorus’ full UCLL service if it is taken on a standalone basis or, in the case where a person is also purchasing Chorus’ UBA service for that line, the cost of any additional elements of Chorus’ local loop network that are not recovered in the price for Chorus’ UBA service. The final pricing principle is the same except the cost of any additional elements of Chorus’ local loop network that are not recovered in the price for Chorus’ UBA service are calculated using a Total Service Long Run Incremental Cost (TSLRIC) (forward-looking costing) methodology.

The Commission, of which the Telecommunications Commissioner is a member, is responsible for setting the regulated terms and conditions of supply for all of these services. On 3 December 2012 the Commission released its final determination on the initial prices for the UCLL service (which in turn, determines the price for the UCLF service). It determined a monthly recurring price for the nationally averaged UCLL service of $23.52. On 5 February 2013 the Commission received five separate applications for a pricing review determination for the UCLL service, which require the Commission to calculate

36 | Telecom Annual Report 2013

the actual cost of the UCLL service in New Zealand using a forward-looking cost-based methodology, TSLRIC. The Commission has indicated an expected date of 1 June 2015 for finalisation of this process. The continuation of this process is not assured and is dependent on the outcome of the review of the Telecommunications Act 2001 currently under way.

The Commission is also required by the Telecommunications Amendment Act to calculate an initial cost-based price for Chorus’ UBA service using international benchmarking (which the Act currently states will apply from 1 December 2014). Following this, parties may request that the Commission prepares a final pricing review determination, which would require the Commission to calculate the actual cost of the UBA service in New Zealand using the TSLRIC methodology. On 3 December 2012 the Commission released a draft price review determination for the UBA service and proposed a monthly recurring price of $8.93. A final determination of the benchmarked UBA price is expected in August or September 2013. Whether, and if so how, the final determination is implemented will depend on the outcomes of the review of the Telecommunications Act 2001 that is currently under way.

Both UCLL and UBA pricing reviews have the potential to alter (including in a materially adverse manner) the input costs Telecom pays to Chorus. Given that Telecom is precluded from being an access seeker of the regulated UCLL service until 1 December 2014, it is potentially exposed to fluctuations in regulated input service costs in a different way from its competitors that can purchase all of those services.

Review of the Telecommunications Act 2001

On 8 February 2013 the Minister for Communications and Information Technology announced that the scheduled 2016 review of the Telecommunications Act regulatory framework was to be brought forward and commenced immediately. The purpose of the review is to provide greater certainty to consumers and industry participants, including in relation to the transition path from copper services to fibre services. The review must take into account the market structure and technology developments and competitive conditions in the industry, including the impact of fibre, copper, wireless and other telecommunications network investment. This review must consider whether the existing regulatory framework is most effective to promote competition and the legitimate commercial interests of access providers and seekers, to support innovation and to encourage efficient investment.

The Minister for Communications and Information Technology released a discussion document on 7 August 2013 seeking views on the phasing of this review and on three potential change options for the regulated copper pricing framework. Each of the proposed changes would set a price range of $37.50 to $42.50 for the aggregate of regulated UCLL and UBA prices. The options propose differing approaches to allocation of this aggregate price between the UCLL and UBA services. This review has the potential to introduce significant changes to the regulatory framework that Telecom operates in, and to the regulated prices Telecom pays, and is paid, for services that are currently regulated. Submissions on the discussion paper are due on 13 September 2013.

Universal Service Obligations – TSO

Telecom is subject to a Telecommunications Service Obligation (‘TSO’) by which universal service obligations for residential, local access and calling services are imposed and administered.

The TSO requires Telecom to continue to make residential access services widely available, provide free local and emergency calling and limit price increases for its TSO residential access and calling service to the CPI rate.

The Government is required to commence a comprehensive review of the TSO in 2013, and released a discussion document canvassing views on a number of potential changes to the TSO arrangements on 9 July 2013. The changes being consulted on include providing more flexibility for Telecom in choosing which technology or networks it uses to comply with its TSO requirements, removing retail price caps in competitive areas of New Zealand and transitioning away from legacy obligations, such as the provision of dial-up internet and fax capability. The paper also sought views on a number of options for lowering or freezing the retail price cap increases currently permitted by Telecom’s TSO, and/or setting the retail price cap at a cost-based rate. These changes, or any combination of them, could significantly affect the cost to Telecom of the TSO.

Telecommunications Development Levy (‘TDL’)

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

The amount payable by each liable person (including Telecom) is determined annually by the Commission based on the proportion of revenue that each liable person receives from telecommunications services offered by means of a public telephone network. On 27 June 2013 the Commission determined the final allocations for the 2011/12 year. Telecom’s allocation was 50.75% or NZ$25.4 million of the NZ$50 million levy.

Mobile Termination Access Services

Mobile network operators are required to provide termination services for fixed to mobile calls, mobile to mobile calls and text messages, at rates that are prescribed by the Commission in its Mobile Termination Access Services (‘MTAS’) determination. The current mobile termination rate for calls is 3.72cpm, falling to 3.56cpm on 1 April 2014. The current termination rate for text messages is 0.06 cents per SMS.

Continued Mobile, Resale and Number Portability Regulation

Telecom continues to provide a number of regulated services. Standard Terms Determinations, which set detailed and enforceable terms and conditions of supply, are currently in place for MTAS and Local and Mobile Number Portability. Telecom is also a named provider of the following regulated services, although there are no regulated determinations setting the detailed terms and conditions of supply of any of these services in operation today:

investor.telecom.co.nz | 37

OUR COMPANY

Interconnection with Telecom’s PSTN;

Resale of retail price-capped local calling and access services;

Resale of retail non-price capped local calling and access services;

Resale of retail services offered as part of a bundle of services; and

Fixed to mobile pre-selection service.

Investigation into trans-Tasman mobile roaming

In May 2010 the Ministry of Business Innovation and Employment and Australia’s Department of Broadband, Communications and the Digital Economy released a discussion paper on trans-Tasman mobile roaming rates and pricing transparency. The Ministries released a final report on 9 February 2013 recommending increased powers for Australian and New Zealand regulators to intervene in roaming markets where appropriate. The New Zealand Government accepted the recommendations, and has indicated that enabling legislation for them will be passed before the end of calendar year 2013.

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

Similarly, Telecom remains subject to the Radiocommunications Act 1989, which governs the allocation and use of spectrum in New Zealand. Telecom maintains significant spectrum holdings in New Zealand. The Government is also consulting on the design of a future auction of spectrum in the 700MHz range.

Telecom also continues to be subject to other legislative requirements, such as the requirements of the Commerce Act 1986, Fair Trading Act 1986, Copyright Act 1994 and the Telecommunications Carriers Forum codes of conduct. Any significant proceedings involving Telecom, in relation to these legislative requirements and any other litigation, are detailed in note 28 to the financial statements.

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

Regulation of industry participants

A carrier licence must be held by the owner of the network unit that is used to supply carriage services. There is no limit on the number of carrier licences that may be issued by the ACMA. As a general rule, there is no time limit on a carrier licence. Subject to the payment of an annual charge, a licence will continue to be in force until it is surrendered or cancelled. Among other things, carriers are obliged to comply with licence conditions, obligations under the Australian Telecoms Act, the telecommunications access regime and related obligations concerning access to carriers’ communications facilities.

As an alternative to being a carrier and obtaining a carrier licence, an industry participant may choose to be a Carriage Service Provider (CSP). A CSP is a provider of listed carriage services (ie, carriage services between two or more points, at least one of which is located in Australia) to the public using either network units owned by a carrier or its own network units that are covered by a nominated carrier declaration.

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

38 | Telecom Annual Report 2013

AAPT also holds spectrum licences within the 28 / 31 GHz band under the Radiocommunications Act 1992, which were previously used for Local Multipoint Distribution Service (LMDS). These licences are due to expire on 31 January 2014.

A number of other regulations apply specifically to Telstra but have an impact on the remainder of the industry. Under the Telecommunications (Consumer Protection and Service Standards) Act 1999, Telstra can be subject to price controls made by the Minister for Broadband, Communications and the Digital Economy. The existing price control arrangements, which include price caps on ‘baskets’ of services, such as monthly line rental and telephone calls, expire on 30 June 2014. Services supplied by Telstra over the National Broadband Network or other similar networks are excluded from the price control arrangements.

Competition

Anti-competitive practices in the telecommunications industry are subject to both a general anti-competitive regime and a telecommunications-specific regime contained in the CCA. Under the telecommunications-specific regime, a carrier or CSP will be held to have engaged in anti-competitive conduct if it has a substantial degree of power in a telecommunications market and takes advantage of that power with the effect, or likely effect, of substantially lessening competition in that, or any other, telecommunications market or breaches certain other of the general competition law prohibitions. A competition notice may be issued by the ACCC stating that a particular carrier or CSP has contravened, or is contravening, the competition rule. Substantial financial penalties apply to breaches of the competition rule when a competition notice is in force.

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

Owing to the progressive nature of this ‘separation’, the SSU specifies a range of measures that are intended to promote equivalence and transparency in Telstra’s supply of regulated services to wholesale customers and retail businesses. In particular, Telstra commits in the SSU to provide equivalent outcomes for wholesale customers as are achievable by Telstra’s retail businesses.

Telstra continues to be vertically integrated in relation to its ownership of passive infrastructure that will be relevant to the supply of NBN-based services.

Industry-specific regulation

Part XIC of the CCA contains an industry-specific regime for access to declared telecommunications services, which is administered by the ACCC. There are generally two ways for a service to become declared:

1. Services can be declared by the ACCC following a public inquiry; or

2. The ACCC can also accept a special access undertaking from the provider of a service that has the effect of declaring the services to which the special access undertaking applies.

For services that are being supplied or intended to be supplied by NBN Co Limited (NBN Co) there is a third method for declaration whereby an NBN Co service will become declared once NBN Co publishes a Standard Form of Access Agreement for that service on its website.

All services supplied over the NBN will be declared services. The ACCC is currently considering a special access undertaking lodged by NBN Co and NBN Tasmania Limited, which, if accepted, will form part of the regulatory framework for access to the NBN.

Once a service is declared the:

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

To date, the ACCC has made final access determinations setting out regulated pricing for each of the following declared fixed line services:

Unconditioned local loop service;

Wholesale line rental;

Line sharing services;

Public switched telephone network originating access;

Public switched telephone network terminating access;

Local carriage service;

Domestic transmission capacity service;

Wholesale ADSL;

Mobile terminating access service; and

Local bitstream access service.

Level playing field arrangements under the Australian Telecoms Act and the CCA apply to non-NBN fixed networks, which are supplying, or will supply, a Layer 2 bitstream service principally to residential or small business customers that were built, upgraded, altered or extended from 1 January 2011 to be a ‘superfast network’ capable of download transmission speed of, or greater than, 25 Mbps. In general, the level playing field arrangements mean

investor.telecom.co.nz | 39

OUR COMPANY

that such ‘superfast networks’ must be wholesale-only and that the operator of such networks must supply a Layer 2 bitstream service on an open-access and non-discriminatory basis.

Non-discrimination provisions under the CCA apply to NBN corporations (such as NBN Co) and providers of Layer 2 bitstream services over designated superfast telecommunications networks (collectively referred to as ‘network access providers’). The non-discrimination provisions prohibit network access providers from discriminating between access seekers or in favour of themselves, in complying with their applicable standard access obligations.

Corporate Responsibility

During FY13 Telecom further developed its approach to corporate responsibility. Some of the initiatives under way are described in more detail below.

The following table sets out key corporate responsibility measures for Telecom over the last three years. Prior year metrics have not been re-presented for demerger unless otherwise stated:

MEASURE ADDITIONAL INFORMATION/SOURCE FY13 FY12 FY11 FY13 % CHANGE FY12 % CHANGE

Our business and economic impact:

Net earnings before income tax (NZ$m) From continuing operations (excluding Chorus), per the financial statements 341 423 (83) (19.4) NM

Corporate taxes paid (NZ$m) Values of all income taxes paid per the financial statements 79 120 127 (34.2) (5.5)

Labour costs (NZ$m) Value of total labour costs, including costs that are capitalised 762 876 1,005 (13.0) (12.8)

Group capital expenditure (NZ$m) Annual purchases 465 528 914 (11.9) (42.2)

Dividends paid (NZ$m) Per the financial statements 327 340 313 (3.8) 8.6

Our people and community:

Total employees (includes AAPT & Revera from FY13) Total number of full-time-equivalent (FTE) employees and insourced contractors. For continuing operations (excluding Chorus). 6,622 7,903 8,353 (16.2) (5.4)

(NZ only) Injury rate1 Number of injuries per 100 permanent employees 0.28 0.31 0.34 (9.7) (8.8)

Sickness absence rates Percentage of calendar days lost to sickness 3.0% 2.0% 1.9% 1.0 0.1

Learning and development investment NZ$ amount directly invested in employee (NZ$m) (Includes AAPT) learning and development 6.4 9.3 20 (31.2) (53.5)

Employee volunteering3 Percentage of employees who have taken volunteer leave 32.5% 30.0% n/a 2.5 n/a

Payroll giving3 Percentage of employees who have donated through the payroll giving system 25.6% 13.7% n/a 11.9 n/a

Donations to the Telecom Foundation Total donations to the Telecom Foundation (NZ$m) 2.8 3.0 n/a (6.7) n/a

Our environment and resources 1&2 Electricity consumption Total electricity consumed off national grid

(Gigawatt hours) 162 173 180 (6.4) (3.9)

Electricity savings Measure of effectiveness of National Power Savings Programme (Gigawatt hours) 11.7 6.7 11.0 n/a n/a

Renewable electricity Percentage of total electricity consumption from renewable sources 74.0% 71.0% 77.0% 3.0 (6.0)

Greenhouse gas emissions (GHG) Total emissions in carbon dioxide-equivalents (CO2e) (kilotonnes) 37 44 39 (15.9) 12.8

Waste to landfill Total residual waste (tonnes) 246 159 179 54.7 (11.2)

Recycling Percentage of overall office waste recycled 32% 48% 59% (16.0) (11.0)

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

40 | Telecom Annual Report 2013

Our business and economic impact

Telecom contributes to the local economies in which it operates in a variety of ways, including through paying taxes, wages, salaries and investing in capital. As one of New Zealand’s largest companies, the economic impact of Telecom’s business activities is substantial and in FY13 net earnings before income tax from continuing operations were NZ$341 million, which was down from NZ$423 million in FY12. In FY13 Telecom paid corporate taxes of NZ$79 million. Group capital expenditure, which includes the investment in network infrastructure, was NZ$465 million in FY13, a decrease of NZ$63 million when compared to FY12. Dividends paid in FY13 were NZ$327 million. See Performance for a discussion and analysis of our FY13 results compared with FY12.

Our People

Our people are one of our most important assets. They assist to design and build the networks on which we deliver services to millions of New Zealanders. They assist to develop the innovative and market-leading broadband, mobile and ICT products that allow our customers to connect and enhance their lives and they provide excellence in sales and service to our customers over the phone and online, every single day. Telecom people come from all walks of life and from all over the world. They bring unique skills and insights, capabilities and ideas, diversity of thought and an enthusiasm for our customers.

Over the past year our people have gone through immense change as we’ve made significant changes to our workforce and people management practices. In the intensely competitive world in which we operate, we’ve had to reduce our workforce so that we are ‘fighting fit’ and have the right size, skills and drive to deliver on our strategy.

We have also changed the way we reward our people, and how we manage their performance, and enhanced their own experiences of our products and services.

Performance

Telecom operates in a fast-paced, constantly evolving industry. Technology and consumer demands are ever-changing, requiring us to adapt with speed. We need our people to meet the pace of change.

We have replaced our previous form-based performance planning approach with a conversation-led model of regular one-on-one performance and feedback discussions between managers and their people. To support our leaders to be effective in managing their people, and driving enhanced performance, we are introducing a new suite of management training initiatives. This is intended to build the capability of our leaders and equip them with the skills they need, across both people and financial management disciplines.

Reward

We reward and recognise our people for the contribution they make to Telecom’s success, through a combination of fixed remuneration, targeted incentive schemes, multiple recognition programmes, a variety of employee benefits, and opportunities for growth and development.

We focus our reward investments on our best performers – those who’ve made the biggest contribution and who have delivered exceptional outcomes for our customers – to create the right incentives for people to strive for success.

We operate targeted incentive schemes – sales commissions that reward people for acquiring and retaining our customers, short-term incentives for those employees who have direct accountability for driving Telecom’s performance and long-term incentives that align to the interests of our shareholders for our most senior managers – where it is appropriate and is aligned to our strategy.

Our employee benefit offering, which gives our people access to Telecom products and services, has been simplified and enhanced. It allows our people to select a range of home calling, broadband and mobile products and services for free, giving them the opportunity to experience what our customers experience.

Capability

As one of the largest companies in New Zealand, operating in an exciting industry and undertaking some of the most significant and complex technology initiatives, Telecom attracts a diverse and highly skilled range of people.

We support our people to develop and grow through professional development activities, the opportunity to participate in projects, internal secondments and promotions and in attaining certifications, accreditations and professional memberships related to their job. Through growing our own people, and bringing in new skills and experience, we will ensure that we have the capability we need to deliver to our customers and our shareholders.

Telecom values diversity in its workforce and we believe that not only is there significant advantage in the value that diverse backgrounds, experience and perspectives bring to the Company but that it’s also important that our people are representative of our customers and the communities in which we operate. We encourage our managers to explore new avenues for identifying talent, and to build diverse teams of people.

Working environment

One of the ways we create an innovative and productive environment for our people is by providing state-of-the-art working spaces, supported by the latest technology. Our flagship Auckland and Wellington buildings and many of our other sites around New Zealand support flexible working styles. This allows our people to work in different locations, increasing collaboration between teams and overall productivity and effectiveness. Our Gen-i Smart Meeting facilities enable high-definition videoconferencing from sites around New Zealand and internationally.

Telecom offers a range of flexible working options for our people, from remote working, variable hours of work, job sharing and special leave to accommodate personal

investor.telecom.co.nz | 41

OUR COMPANY

commitments. We continue to expand our successful ‘Agents @ Home’ programme, which has around 150 of our call centre people operating from their homes. This balances their individual needs and our requirements and enables greater flexibility for Telecom to manage working hours that meet customer demands.

We also take the safety of our people, our customers and suppliers and those visiting our premises seriously. Telecom is an Accredited Employer under the Accident Compensation Corporation (ACC) ‘Partnership Programme’, which entitles us to take responsibility for managing workplace injuries in return for the Company bearing the costs. Our comprehensive Health and Safety Programme in conjunction with membership of the Partnership Programme has seen work-related injuries, lost-time injuries and injury-related absences continue to reduce year on year.

Our Community – The Telecom Foundation

The Telecom Foundation continued to strengthen its reputation as a leading corporate umbrella organisation for philanthropic, community and charitable activities. Established in 2011 the Foundation is registered with the Charities Commission and is governed by a Board made up of a majority of independent external trustees.

In FY13, there were a number of changes to the Foundation Board as individuals completed their two year tenure and new appointments were made. Christchurch-based academic Dr Bronwyn Hayward and Mayor of Porirua City Nick Leggett joined as external trustees alongside Chair Sir Bob Harvey and former Children’s Commissioner Dr John Angus. The Telecom Foundation also appointed a new General Manager, Lynne Le Gros.

The Foundation’s focus in FY13 has remained on two key principles, encouraging generosity and creating a better future for Kiwi Kids. Two major new initiatives in FY13 were the purchase of online giving platform Givealittle (see below) and a partnership with the Manaiakalani Education Trust signifying the Telecom Foundation’s continued commitment to philanthropy in the wider community.

FY13 uptakes and outcomes from the programmes operated by the Telecom Foundation are detailed below:

Volunteering

Telecom employees are allocated one paid volunteer day to use during the year, this is optional for employees and they can choose which organisation they would like to volunteer for. In FY13, 1,774 people took a volunteer day, 32.5% of all employees.

The Telecom Foundation also recognised that many Telecom people have professional skills that they may want to offer to charitable or community organisations, as well as the typical group volunteering opportunities, such as planting trees or helping with hands-on projects. The Foundation promoted the opportunity to take a skilled volunteer day and is developing a strategy around growing the skilled volunteering base in FY14.

Payroll Giving

The Telecom Foundation reached a major milestone in FY13 with NZ$1 million donated through its universal payroll giving and matching programme.

This allows employees to choose the charities, schools and community groups they would like to donate to (there are more than 25,000 eligible organisations).

On the launch of the Foundation, Telecom pledged NZ$1 million to kick start the payroll giving programme. Annually, donations are matched up to $1,000 for all charities an employee donates to and up to a further $1,000 for school donations, in most cases doubling the level of donations received by organisations participating.

Since payroll giving was introduced at Telecom in July 2011, 31% of all eligible Telecom staff have participated. Employee communication and education about the benefits of payroll giving has been integral to engaging Telecom’s workforce and achieving results considered best practice in New Zealand and well regarded against international benchmarks.

Givealittle

In FY13, the Telecom Foundation acquired online fundraising platform Givealittle (www.givealittle.co.nz) and turned it into New Zealand’s only zero fees fundraising platform. The purchase of Givealittle is in line with the Foundation’s vision of encouraging the generosity of all New Zealanders.

Under Telecom Foundation ownership, Givealittle has removed the 5% administration fee commonly deducted from donations on such fundraising platforms – meaning 100% of New Zealanders’ donations now reach their chosen cause or charity. Since the acquisition of Givealittle in late FY13, average monthly donation volumes have more than tripled and the total amount raised during FY13 was $1.84 million.

42 | Telecom Annual Report 2013

Manaiakalani Education Trust

In March 2013 the Foundation announced a partnership with the Manaiakalani Education Trust, supporting a cluster of 11 low-decile schools showing strong improvements in learning outcomes and student engagement in some of Auckland’s lowest-income communities.

The Foundation’s contribution of $1 million over four years will fund e-learning research and innovation. Over the past seven years, the Manaiakalani Programme has transformed teaching and learning methods across participating schools. Students have a netbook computer of their own from Year 5, paid for by their parents in modest instalments.

Test results over recent years are showing that children on the Manaiakalani Programme are raising their educational performance at a significantly faster rate when compared with schools using more conventional teaching methods.

As a result of the Telecom Foundation’s investment, the Manaiakalani Education Trust will accelerate its plan to make available the programme’s building blocks – already the subject of interest from educators nationally and internationally – to all New Zealand schools keen to progress e-learning methods. The new funding has already enabled the establishment of the Manaiakalani Innovative Teacher Academy, where eight teachers from the cluster have been accepted to conduct independent research into particular issues that will advance e-learning education methods.

The Telecom Foundation offers payroll giving to the Manaiakalani Trust and plans to develop a volunteering programme for Telecom employees in conjunction with the cluster in FY14.

Our Environment

Telecom’s environmental and sustainability strategy

Telecom’s environmental and sustainability strategy is underpinned by five principles: environmental commitment, environmental management, sustainability, climate change, and advocacy. Telecom aims to consciously manage the four key elements that drive Telecom’s carbon footprint by making small differences each day in everything we do at work.

This strategy seeks to:

Reduce power consumption;

Reduce, reuse and recycle waste;

Reduce travel; and

Eliminate ozone-depleting substances in our operations by 2017.

New Zealand environmental management

Telecom must conform to current environmental legislation and regulations requirements. These requirements include the installation, operation, maintenance and upgrade of Telecom’s infrastructure with compliance monitored using Telecom’s network environmental compliance system.

Telecom’s compliance with environmental legislation and regulation includes the areas of:

Emissions from backup generators;

Visual impact of network structures;

Radio frequency emissions from mobile and radio communication sites;

Noise levels from equipment; and

The storage and transportation of dangerous substances.

Encouraging sustainability to be a part of day-to-day business

Telecom continued to encourage the integration of sustainability into everyday business in FY13. Some examples of practical ways in which the Telecom environmental and sustainability strategy is put to action include:

The reduction of air and vehicle travel was encouraged through the promotion of smart meeting rooms and video conference rooms as a better alternative to air travel between the Auckland, Hamilton, Wellington and Christchurch offices;

The mobile phone recycling scheme continued to be successful in FY13. Telecom encouraged its customers and staff to recycle their phones by placing recycling bins in its stores and in Telecom working offices. Through this scheme working devices are on-sold to emerging markets and unusable devices are recycled through the correct channels. The proceeds from these two activities go to the Starship Children’s Hospital;

Managing and coordinating the removal and recycling of waste through the OneTelecom waste management strategy, which was approved in 2011; and

Helping our customers meet their own sustainability goals through our infrastructure services, procurement services, software solutions and training services. The technologies that we can provide help towards cost reductions and environmental benefit. For example, the reduction of travel with the use of video conference and Telepresence solutions.

investor.telecom.co.nz | 43

OUR COMPANY

Waste management

Telecom’s waste management strategy aims to ensure that all waste is managed and recycled in an efficient, cost-effective and environmentally friendly manner. Each business unit within Telecom manages and processes its own waste, overseen by a centralised recycling team. This strategy is an extension on the waste management processes already in effect within Telecom Connect, the spares management programme and Chorus.

The waste management programme utilises a concept of 4 ‘R’ priorities: recovering, reusing, reselling and recycling. Waste is allocated into different waste streams, which are then processed accordingly and appropriately. The centralised recycling team continues to cover both Telecom and Chorus, with waste being processed on this centralised basis post demerger.

Although Telecom aims to fulfil its waste management strategy at every opportunity, in FY13 a change in cleaning services supplier led to an isolated change in Telecom recycling practises relating to some office waste. As a consequence, the proportion of office waste recycled declined from 48% to 32%, while residual waste going to landfills increased by 54%. This issue has been identified and is being addressed with the assistance of Transpacific, a leading company in waste management.

Carbon emissions management

Telecom is pleased to report that its carbon footprint has continued to decrease and that its carbon intensity continues to track as one of the lowest in the telecommunications industry across the world. Since the 2006 base year Telecom has been actively measuring its greenhouse gas emissions, in terms of carbon dioxide equivalents (CO2e). In this time, Telecom has reduced its emission flows by 31%.

Telecom’s sources of emissions include electricity, diesel, air travel, vehicle fuel, refrigerants and waste. In FY13, Telecom reduced its CO2e emissions by 7 kilotonnes (15%) to 37 kilotonnes as emission flows from most sources declined. In particular, Telecom’s electricity emissions reduced by 4 kilotonnes, or 11%. Air travel emissions were down by more than one quarter to 5 kilotonnes; fleet emissions reduced by 14%; diesel emissions reduced by 21%; and refrigerant emissions more than halved. While waste to landfill increased significantly, as noted earlier, this accounts for approximately 1% of total emissions.

Australian Operations – community and environment

Telecom’s Australian operations take part in a wide range of activities that aim to assist those who need it most.

Community

Under its Corporate Social Responsibility programme, AAPT undertakes a number of initiatives to reach out to the community across a broad spectrum of not-for-profit industries.

AAPT is a platinum partner for the National Breast Cancer Foundation, offering an array of telecommunications and community services. This includes participation in events such as Pink Ribbon Day, as well as the Mothers’ day Classic Fun Run.

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

Earth Hour – since 2007 AAPT has joined thousands of businesses and households around the world in turning off our lights as a symbol of our commitment to a sustainable future; and

Waste Management – all AAPT offices operate paper recycling facilities and paper for printing is produced from a percentage of post-consumer waste. AAPT promotes electronic invoicing and bill payment, cutting down both paper usage and the accompanying resources needed to transport a physical invoice.

44 | Telecom Annual Report 2013

Key performance indicators

The following key performance indicators (KPIs) set out key measures assessed by management:

FY13 % INCREASE / (DECREASE) FY13 FY12 FY11

Revenue and other gains – continuing operations1 NZ$M (8.5)% 4,189 4,576 5,004

Adjusted revenue and other gains – continuing operations1,2 NZ$M (8.1)% 4,174 4,540 4,986

EBITDA – continuing operations1,2 NZ$M (14.6)% 922 1,079 761

Adjusted EBITDA – continuing operations1,2 NZ$M (0.5)% 1,043 1,048 1,000

Depreciation and amortisation expense – continuing operations1 NZ$M (6.4)% 539 576 708

Net earnings – continuing operations1 NZ$M (23.5)% 238 311 (79)

Adjusted net earnings – continuing operations1,2 NZ$M 21.7% 342 281 88

Capital expenditure – continuing operations1,6 NZ$M 18.6% 465 392 510

Retail and Gen-i access lines3 (000)s (4.7)% 1,000 1,049 1,137

Broadband connections3 (000)s 4.8% 649 619 610

Total mobile connections3,4 (000)s (10.6)% 1,815 2,031 2,097

Employee numbers5 (FTE including contractors) (16.2)% 6,622 7,903 8,353

1 Telecom’s continuing operations represent the ongoing business after demerger.

2 EBITDA, adjusted EBITDA, adjusted revenue and adjusted net earnings are all non-Generally Accepted Accounting Principles (GAAP) measures and are not comparable to the International Financial Reporting Standards (IFRS) measure of performance. These measures are defined and reconciled in the discussion below.

3 Measure as at 30 June.

4 Mobile connections include CDMA network connections of 466,000 at 30 June 2012 and 914,000 at 30 June 2011. The CDMA network was closed in July 2012.

5 FTEs are full-time equivalents and are measured as at 30 June.

6 Excludes capital expenditure related to discontinued operations of NZ$136 million in FY12 and NZ$404 million in FY11.

investor.telecom.co.nz | 45

PERFORMANCE

Business review

Results

YEAR ENDED 30 JUNE 2013 2012 2011 2010 2009

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AND PER AMERICAN DEPOSITARY SHARE (ADS) AMOUNTS)

NZ$M NZ$M NZ$M NZ$M NZ$M

Income statement data

Operating revenues and other gains from continuing operations

Fixed 2,535 2,862 3,265 3,487 3,854

Mobile 926 940 946 934 934

IT services 530 543 556 483 521

Other operating revenues 169 177 192 246 241

Other gains 29 54 45 27 12

Total operating revenues and other gains from continuing operations 4,189 4,576 5,004 5,177 5,562

Operating expenses

Labour 699 797 832 858 876

Intercarrier costs 936 1,160 1,559 1,594 1,867

Other operating expenses 1,484 1,535 1,595 1,809 1,890

Other expenses 110 5 42 – –

Asset impairments 38 – 215 – 101

Depreciation 332 363 468 527 484

Amortisation 207 213 240 245 216

Total operating expenses from continuing operations 3,806 4,073 4,951 5,033 5,434

Net earnings/(loss) from continuing operations 238 311 (79) 6 (8)

Net earnings from discontinued operations – 846 245 376 408

Non-controlling interests (2) (2) (2) (2) (2)

Net earnings attributable to shareholders 236 1,155 164 380 398

Earnings/(loss) per share/ADS from continuing operations

Basic and diluted earnings per share 0.13 0.16 (0.04) 0.00 (0.01)

Basic and diluted earnings per ADS 0.65 0.80 (0.19) 0.01 (0.03)

Earnings per share/ADS from discontinued operations

Basic and diluted earnings per share – 0.44 0.13 0.20 0.22

Basic and diluted earnings per ADS – 2.20 0.64 0.99 1.11

Total earnings per share/ADS

Basic and diluted earnings per share 0.13 0.60 0.09 0.20 0.22

Basic and diluted earnings per ADS 0.65 3.00 0.45 1.00 1.08

Balance sheet data

Property, plant and equipment 1,347 1,515 3,892 4,066 4,021

Total assets 3,493 3,667 6,392 6,865 6,765

Debt due within one year 225 407 397 184 385

Long-term debt 751 605 1,700 2,137 2,281

Total liabilities 2,080 2,041 4,081 4,320 4,320

Total equity attributable to equity holders of the Company 1,407 1,621 2,306 2,545 2,445

Contributed capital 899 990 1,528 1,515 1,384

Weighted average number of ordinary shares outstanding

Basic (in millions) 1,845 1,918 1,924 1,891 1,837

Diluted (in millions) 1,847 1,922 1,928 1,895 1,839

46 | Telecom Annual Report 2013

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

Telecom divides its operating revenues into the following categories:

Fixed revenue, which is the revenue Telecom earns using its fixed network infrastructure and includes:

Access revenue from providing lines to residential and business customers;

Calling revenue from providing fixed line and national and international calling to residential and business customers;

Data revenue from products such as ISDN, international leased data and megalink; and

Broadband revenue from Unbundled Bitstream Access legacy broadband and internet access products.

Mobile revenue, which is the revenue received from mobile access, calling, roaming, data, SMS and other value-added services;

IT services revenue, which primarily consists of managed services, business solutions, procurement and other professional services relating to Gen-i; and

Other revenue, which primarily consists of revenue from equipment sales, dividends and other income.

Operating expenses

Telecom divides its operating expenses into labour, intercarrier, other operating expenses, other expenses and asset impairments. Other expenses and asset impairments do not relate to the ongoing core business of Telecom and are of an irregular nature.

Labour expenses include both the cost of Telecom’s employees and contractors.

Intercarrier expenses reflect the costs of carrying Telecom traffic on third party networks, both fixed line and mobile, within New Zealand and internationally.

Other operating expenses largely reflect the cost of maintaining and operating Telecom’s fixed and mobile networks, mobile acquisition, dealer commissions, procurement and other IT service expenses and overheads.

Because of ongoing competitive pressure and mature markets, growing revenue is challenging so Telecom’s ability to manage labour and other operating expenses will be a key driver of margin and profitability.

Principal factors impacting Telecom’s results and key trends

Telecom’s operating environment and industry outlook has remained challenging as a result of intense price competition, resulting in continued margin declines in fixed line, broadband and voice revenues and customers substituting new technologies for legacy products. These factors are reflected in Telecom’s FY13 financial performance. Telecom’s financial results for FY13 also include significant restructuring costs associated with implementing a strategic shift to reposition Telecom for the future. Telecom now places less emphasis on reselling fixed low margin services and focuses on mobile and adding value by leveraging Telecom’s networks and the cloud to deliver communications, entertainment and IT services, while reducing operating expenditure. In FY13, Telecom continued to focus on operating cost reductions to offset the impact of revenue declines, as well as further focus on customer retention and targeted growth.

Increasing competition and price pressure

Telecom continues to face a high level of competition and price pressure in all markets. Telecom has responded to this by offering more value to customers with new initiatives, as well as with more competitive pricing.

Telecom’s fixed revenues declined by 11.4% in FY13 and 12.3% in FY12 due to Telecom offering more competitive pricing and fewer customers. Telecom has made a strategic decision to hold share in the broadband market by being more competitive on price.

Telecom’s mobile revenues decreased by 1.5% in FY13, with increased data-driven usage revenues being more than offset by lower handset sales compared to FY12.

The IT services market has been impacted by price competition.

Overall, the competitive sub-sectors of the telecommunications market in which Telecom operates continue to experience declining revenues and profits, especially for existing fixed line operators, such as Telecom.

investor.telecom.co.nz | 47

PERFORMANCE

Demerger

Telecom successfully completed the demerger of Chorus Limited on 1 December 2011. This had a significant impact on Telecom’s income statement for FY12, which was re-presented to show the Chorus results to 30 November 2011 as a discontinued operation, disclosed separately from Telecom’s continuing operations. To enable comparability, the following commentary focuses on the performance of continuing operations.

Government regulation

Regulation had a significant impact on Telecom’s earnings prior to the demerger, with continued regulation of prices, operational costs of running separate business units, as well as capital expenditure requirements for operational separation-related projects. However, post demerger, the regulatory burden has reduced significantly (see Our company – Regulation) and there are significantly fewer regulatory requirements compared to those Telecom has experienced over recent years. As a result, there was reduced operational and capital spend to meet regulatory obligations in FY13.

Economic conditions

The New Zealand economy has grown modestly in FY13, with Gross Domestic Product (GDP) growth of 2.5% (Source: Statistics NZ GDP Update for March 2013). In FY12, the economy had GDP growth of 2.0% (Source: Statistics NZ GDP Update for June 2012).

Investment in capital programmes

Telecom’s FY13 capital expenditure from continuing operations increased by NZ$73 million or 18.6% from NZ$392 million in FY12 to NZ$465 million in FY13. The primary reason for the increase was the renewal of 3G mobile spectrum of NZ$54 million, as well as the start of two new major programmes of work being the Optical Transport Network (OTN) and re-engineering, which (along with mobile) will be the focus of Telecom capital expenditure for the next three years.

Capital expenditure from continuing operations in FY12 was 23.1% lower than in FY11, driven by reduced spend in low growth markets, re-validation of investment needs and tighter control of project costs.

Group result

YEAR ENDED 30 JUNE 2013 2012 2011 2013/2012 2012/2011

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Continuing Operations:

Operating revenues and other gains 4,189 4,576 5,004 (8.5) (8.6)

Labour costs (699) (797) (832) (12.3) (4.2)

Intercarrier costs (936) (1,160) (1,559) (19.3) (25.6)

Other operating expenses (1,484) (1,535) (1,595) (3.3) (3.8)

Other expenses (110) (5) (42) NM1 (88.1)

Asset impairments (38) – (215) NM NM

EBITDA2 922 1,079 761 (14.6) 41.8

Depreciation (332) (363) (468) (8.5) (22.4)

Amortisation (207) (213) (240) (2.8) (11.3)

Finance income 32 26 15 23.1 73.3

Finance expense (74) (106) (152) (30.2) (30.3)

Share of associates’ net profits – – 1 NM NM

Net earnings/(loss) before income tax 341 423 (83) (19.4) NM

Income tax (expense)/benefit (103) (112) 4 (8.0) NM

Net earnings/(loss) for the year – continuing operations 238 311 (79) (23.5) NM

Net earnings for the year – discontinued operations – 846 245 NM NM

Net earnings for the year 238 1,157 166 NM NM

Net earnings attributable to shareholders 236 1,155 164 NM NM

Net earnings attributable to non-controlling interests 2 2 2 – –

1 NM – not meaningful

2 EBITDA is a non-GAAP measure and is not comparable to the IFRS measure of net earnings. EBITDA is defined and reconciled in the discussion below.

48 | Telecom Annual Report 2013

Performance for the year ended 30 June 2013

Operating revenue and other gains for Telecom’s continuing operations of NZ$4,189 million in FY13 reduced by NZ$387 million, or 8.5%, when compared to FY12. The reduction was largely driven by a NZ$327 million decline in fixed revenues due to the combined impacts of a lower access line base, Telecom’s strategic decision to hold share in the broadband market by competing on price, lower demand and pricing in the international carrier services market and the final transition of customers to the purchaser of the consumer division in Australia.

Mobile revenues declined by NZ$14 million due to the fewer handset sales in FY13 compared to FY12 owing to a high proportion of customers coming off contract and re-signing in FY12 than FY13 and the uptake in FY13 of open smartphone plans allowing flexibility for customers to bring their own devices, as well as competitive pricing on roaming plans, partially offset by growth in data usage revenues.

IT services revenues declined by NZ$13 million in FY13 due to a combination of reduced revenue on contract renegotiations, some customer loss, the impact of one-off project work in FY12, and the strategy to exit low margin business.

Other gains of NZ$29 million in FY13 comprised NZ$15 million received from insurers relating to the Canterbury earthquakes (which were offset by NZ$9 million of earthquake costs included in other expenses); NZ$5 million from settlement arrangements agreed with a supplier; NZ$6 million from the winding up of a foreign operation; and NZ$3 million from gains on sale. The insurance receipts are treated as adjusting items.

The decline in operating revenues from continuing operations was largely offset by reductions in operating expenses before restructuring and earthquake related expenses and asset impairments, which fell by NZ$373 million, or 10.7%, to NZ$3,119 million in FY13.

Labour costs of NZ$699 million were NZ$98 million, or 12.3%, lower in FY13 when compared to FY12 due to continued headcount reduction initiatives and lower employee incentives. Intercarrier costs of NZ$936 million were NZ$224 million, or 19.3%, lower in FY13 when compared to FY12 due to a combination of a lower access base and lower overall pricing and no longer incurring costs associated with providing services to the purchaser of the Consumer division of AAPT.

Other operating expenses of NZ$1,484 million were NZ$51 million, or 3.3%, lower in FY13 when compared to FY12 due to the impacts of a lower head count, ongoing focus on cost reductions and the impact of the change in trading arrangements with Chorus in FY12. The reductions in other operating expenses were partially offset by increased internet cost of sales arising from growth in broadband connections and increased promotional activity with the launch of new simplified broadband plans.

Other expenses of NZ$110 million in FY13 consisted of NZ$101 million relating to restructuring costs and NZ$9 million further costs arising in relation to the Canterbury earthquakes (which were offset by NZ$15 million of insurance proceeds included in other gains).

Asset impairment costs of NZ$38 million in FY13 related to the write-down of certain property, plant and equipment and intangible assets. NZ$26 million of these impairments were as a direct result of Telecom re-setting its strategy, as work on certain projects ceased and these are treated as adjusting items as detailed below. The remaining NZ$12 million of impairments related to assets whose future economic benefit was assessed as being lower than the assets’ carrying value.

Combined depreciation and amortisation charges of NZ$539 million decreased by NZ$37 million, or 6.4%, in FY13 when compared to NZ$576 million in FY12, due to the flow-on effect from significant reductions in capital expenditure in the past two years.

The net finance expense in FY13 of NZ$42 million was NZ$38 million, or 47.5%, lower than in FY12 primarily due to reduced debt levels and lower interest rates.

The FY13 tax expense of NZ$103 million was NZ$9 million, or 8.0%, lower than the NZ$112 million tax expense recognised in FY12, largely due to lower taxable earnings in FY13 due to restructuring costs.

Net earnings after tax from continuing operations of

NZ$238 million in FY13 were NZ$73 million, or 23.5%, lower than NZ$311 million of earnings in FY12, primarily due to restructuring costs and asset impairments in FY13.

Performance for the year ended 30 June 2012

Operating revenues and other gains for Telecom’s continuing operations of NZ$4,576 million in FY12 reduced by NZ$428 million, or 8.6%, compared to FY11. The key drivers of this revenue trend were:

Fixed revenues decreased as a result of a combination of declines in calling revenue due to lower demand and pricing in the international carrier services market, also with the impact of customer churn and managed rationalisation in Australia (which also affected resale revenues); and

Mobile revenue reductions from lower SMS and mobile termination rates, partially offset by increased device and mobile data revenues and a change in mobile terms and conditions.

Other gains of NZ$54 million in FY12 comprised NZ$8 million interim insurance recoveries relating to the Canterbury earthquakes; NZ$28 million in relation to a non-cash foreign exchange gain; a NZ$4 million gain on the sale of Gen-i’s Software Solutions business; NZ$8 million from settlement arrangements; and NZ$6 million of other gains on sale. Some of these gains are treated as adjusting items as detailed below.

investor.telecom.co.nz | 49

PERFORMANCE

The decline in operating revenues from continuing operations was more than offset by reductions in operating expenses (excluding other expenses and asset impairments), which fell by NZ$494 million, or 12.4%, to NZ$3,492 million in FY12. Labour costs of NZ$797 million were NZ$35 million, or 4.2%, lower in FY12 when compared to FY11 due to continued headcount reduction initiatives.

Intercarrier costs of NZ$1,160 million were NZ$399 million, or 25.6%, lower in FY12 when compared to FY11 due to lower overall pricing, including lower mobile termination rates. Other operating expenses of NZ$1,535 million were NZ$60 million, or 3.8%, lower in FY12 when compared to FY11 due to the impacts of a lower headcount, ongoing focus on cost reductions, the impact of a strong New Zealand dollar and FY11 including three months of costs for AAPT’s Consumer division, preceding its sale in September 2010, combined with the impact of the change in trading arrangements. The reductions in other operating expenses were partially offset by increased mobile cost of sales arising from both increased demand and average mobile device prices, as well as CDMA migration costs. Other expenses of NZ$5 million in FY12 relate to further costs arising in relation to the Canterbury earthquakes.

Combined depreciation and amortisation charges of

NZ$576 million decreased by NZ$132 million, or 18.6%, in FY12 when compared to NZ$708 million in FY11, due to the sale of AAPT’s Consumer division assets in September 2010, reduced depreciation on the CDMA network, which was fully depreciated during FY11, the asset impairment recognised in FY11, and the flow-on effect from significant reductions in capital expenditure in FY11 and FY12.

The net finance expense in FY12 of NZ$80 million was NZ$57 million, or 41.6%, lower than in FY11 primarily due to the debt restructuring in connection with the demerger. The FY12 tax expense of NZ$112 million was NZ$116 million higher than the NZ$4 million tax credit recognised in FY11. The movement is principally due to a NZ$142 million increase arising from higher FY12 taxable earnings, partially offset by a NZ$18 million impact in FY11 as a result of a reduction in the value of certain tax credits following legislative changes and the change in tax rate from 30% to 28%.

Net earnings after tax from continuing operations of NZ$311 million in FY12 were significantly higher than the NZ$79 million loss in FY11, primarily due to the reductions in depreciation and amortisation charges in FY12 and the asset impairments in FY11.

Net earnings after tax from discontinued operations of NZ$846 million in FY12 were significantly higher than the NZ$245 million in the comparative period, primarily due to the gain on the disposal of Chorus. Included in the discontinued operations result are transaction and refinancing costs of NZ$160 million, which included economic demerger transaction costs of NZ$86 million, being NZ$36 million of financing and consent fees and NZ$50 million of other transaction costs.

Non-GAAP measures

Telecom uses EBITDA, adjusted EBITDA, adjusted revenues, adjusted net earnings and ARPU when discussing financial performance. These are non-GAAP financial measures and are not prepared in accordance with IFRS.

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

Telecom calculates EBITDA by adding back depreciation, amortisation, finance expenses, share of associates’ profits/ losses and taxation expenses to net earnings less finance income.

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

50 | Telecom Annual Report 2013

Reconciliations from the IFRS measure of net earnings to Telecom’s adjusted net earnings, and adjusted EBITDA are shown below.

YEAR ENDED 30 JUNE 2013 2012 2011 2013/2012 2012/2011

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Continuing Operations

Net earnings 238 311 (79) (23.5) NM

Add back: depreciation 332 363 468 (8.5) (22.4)

Add back: amortisation 207 213 240 (2.8) (11.3)

Less: finance income (32) (26) (15) 23.1 73.3

Add back: finance expense 74 106 152 (30.2) (30.3)

Add back: share of associates’ net (profits)/losses – – (1) NM NM

Add back: taxation expense/(credit) 103 112 (4) (8.0) NM

EBITDA from continuing operations 922 1,079 761 (14.6) 41.8

Less: insurance proceeds1 (15) (8) – NM NM

Less: gains on sale2 – – (18) NM NM

Less: non-cash foreign exchange gain3 – (28) – NM NM

Add: natural disaster costs4 9 5 42 NM NM

Add: asset impairments5 26 – 215 NM NM

Add: restructuring costs6 101 – – NM NM

Adjusted EBITDA from continuing operations 1,043 1,048 1,000 (0.5) 4.8

EBITDA from discontinued operations

(refer note 9 to financial statements) – 321 801 NM (59.9)

Total adjusted EBITDA 1,043 1,369 1,801 (23.8) (24.0)

YEAR ENDED 30 JUNE 2013 2012 2011 2013/2012 2012/2011

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Net earnings from continuing operations 238 311 (79) (23.5) NM

Less: insurance proceeds1 (15) (8) – NM NM

Less: gains on sale2 – – (18) NM NM

Less: non-cash foreign exchange gain3 – (28) – NM NM

Add: natural disaster costs4 9 5 42 NM NM

Add: asset impairments5 26 – 215 NM NM

Add: restructuring costs6 101 – – NM NM

Add/(less): taxation effect on items above (17) 1 (72) NM NM

Adjusted net earnings from continuing operations 342 281 88 21.7 NM

1 Other income of NZ$15 million in relation to insurance proceeds from the Canterbury earthquakes (FY12: NZ$8 million).

2 The Consumer division of AAPT’s operations was sold in FY11 resulting in a gain of NZ$18 million.

3 One-off gain of NZ$28 million in relation to the non-cash foreign exchange gain in FY12.

4 Costs of NZ$9 million incurred in relation to the Canterbury earthquakes, comprised of incremental operational costs incurred, customer credits and asset impairments (FY12: NZ$5 million; FY11: NZ$42 million).

5 NZ$26 million of impairment costs recognised as a direct result of Telecom re-setting its strategy (FY11: NZ$215 million of copper-based regulatory assets due to the move to a fibre orientated world).

6 Costs of NZ$101 million associated with Telecom implementing its new strategy.

investor.telecom.co.nz | 51

PERFORMANCE

Segmental results

An analysis of the results by business unit is presented below:

YEAR ENDED 30 JUNE 2013 2012 2011 2013/2012 2012/2011

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Retail 718 728 718 (1.4) 1.4

Gen-i 370 389 364 (4.9) 6.9

Wholesale & International 224 221 206 1.4 7.3

AAPT 74 88 90 (15.9) (2.2)

T&SS (287) (306) (305) (6.2) 0.3

Segmental EBITDA 1,099 1,120 1,073 (1.9) 4.4

Telecom’s business units comprise Retail, Gen-i, Wholesale & International, and AAPT and they are supported by a technology and shared services unit (T&SS). In addition to these operating segments, the results of which are reported to Telecom’s Chief Executive Officer (CEO), there is also a corporate centre.

Telecom has re-presented its revenue categories for FY13 to reflect the way results are reported and assessed internally. Total revenue for the Group and per segment are unchanged and comparative periods have been reclassified to align to the new categories.

Telecom has re-presented its comparative segment results to reflect the discontinuance of the ‘Full Cost Apportionment’ (FCA) allocation process with effect from 1 July 2012. While certain costs are still allocated internally, the process of allocating substantially all the costs from T&SS and certain Corporate costs to customer-facing business units has ceased. These costs are instead reported within the T&SS and Corporate results. Telecom has also re-presented the comparative segment results for certain external interconnection revenues and costs previously recognised in Wholesale and then on-charged to other business units. These costs and revenues are now directly recognised in the relevant business unit. There is no change to the overall Group reported result due to these changes.

The business unit results exclude significant one-off gains, expenses and impairments. These items are not included in the business unit results presented to Telecom’s CEO to enable an analysis of the underlying earnings.

Retail

YEAR ENDED 30 JUNE 2013 2012 2011 2013/2012 2012/2011

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Operating revenues and other gains

Fixed 1,099 1,199 1,277 (8.3) (6.1)

Mobile 697 698 711 (0.1) (1.8)

IT services 2 2 4 – (50.0)

Other operating revenues 27 23 23 17.4 –

Other gains – 3 – NM NM

Internal revenue 2 3 – (33.3) NM

Total operating revenues and other gains 1,827 1,928 2,015 (5.2) (4.3)

Operating expenses

Labour (113) (133) (138) (15.0) (3.6)

Intercarrier (319) (383) (532) (16.7) (28.0)

Other operating expenses (640) (541) (340) 18.3 59.1

Internal operating expenses1 (37) (143) (287) (74.1) (50.2)

Total operating expenses (1,109) (1,200) (1,297) (7.6) (7.5)

EBITDA 718 728 718 (1.4) 1.4

1 Internal operating expenses for FY11 and FY12 include certain costs charged by Chorus pre-demerger, which are now included in other operating expenses post demerger.

52 | Telecom Annual Report 2013

FY13 vs. FY12

Fixed revenues declined by NZ$100 million, or 8.3%, to NZ$1,099 million in FY13 due to a combination of lower calling revenues due to price competition, a lower access line base, a substitution of fixed to mobile calling, as well as the re-pricing of key calling categories. As at 30 June 2013, the number of Retail access lines decreased by 4.4%, or 43,000, from 976,000 at 30 June 2012 to 933,000 at 30 June 2013. Broadband revenue declined 7.5% from NZ$319 million to NZ$295 million as Retail made a strategic decision to hold share in the broadband market by being more competitive on price. Telecom launched new simplified broadband plans in October 2012 leading to a growth in retail broadband connections of 5.2%, or 31,000, from 599,000 at 30 June 2012 to 630,000 at 30 June 2013.

Telecom’s mobile customer base (including Retail and Gen-i) decreased by 10.6% to 1.815 million customers at 30 June 2013 from 2.031 million customers at 30 June 2012. This decline is largely attributable to the closure of the CDMA network in July 2012 and associated loss of predominantly low value prepaid customers. Consequently, the prepaid base has decreased by 228,000, or 20.3%, since 30 June 2012. Mobile ARPU increased by 18.1% to NZ$33.65 in FY13 when compared to NZ$28.50 in FY12 resulting from growth in usage revenues and the loss of low value prepaid customers.

The following table sets out Telecom’s New Zealand mobile connections:

NUMBER OF MOBILE CONNECTIONS 2013 2012 2011 2013/2012 2012/2011

(RETAIL, GEN-i AND TELECOM WHOLESALE) (000) (000) (000) % CHANGE % CHANGE

WCDMA connections 1,815 1,565 1,183 16.0 32.3

CDMA connections – 466 914 NM (49.0)

Total 1,815 2,031 2,097 (10.6) (3.1)

Postpaid connections 920 908 848 1.3 7.1

Prepaid connections 895 1,123 1,249 (20.3) (10.1)

Total 1,815 2,031 2,097 (10.6) (3.1)

Retail mobile revenue of NZ$697 million in FY13 was stable when compared to FY12. Mobile usage revenues increased by NZ$30 million, or 6.1%, in FY13 compared to FY12 due to strong data revenue growth due to acquiring more high value customers and continued acceleration of data use with higher smartphone penetration. This was largely offset by lower handset sales in FY13 compared to FY12 due to a high proportion of customers coming off contract and re-signing in FY12 than FY13, with the anniversary of the WCDMA network and the uptake in FY13 of open smartphone plans, providing customers continued value and greater flexibility.

Operating expenses of $1,109 million in FY13 were NZ$91 million, or 7.6%, less than in FY12 primarily due to lower labour costs and intercarrier expenses. Labour costs are down NZ$20 million due to a combination of headcount reductions and lower employee incentive costs. Intercarrier expenses have reduced by 16.7%, or NZ$64 million, to NZ$319 million in FY13 due to a combination of a lower access base than in FY12, as well as changes to pricing in the trading arrangements with Chorus to those charged pre-demerger

FY12 vs. FY11

Retail’s operating revenues in FY12 of NZ$1,928 million decreased by NZ$87 million, or 4.3%, when compared to FY11. Fixed revenues declined by NZ$78 million, or 6.1%, to NZ$1,199 million in FY12 due to a combination of lower calling revenues due to the lower access line base, as well as the re-pricing of key calling categories. As at 30 June 2012 the number of Retail access lines was 8.0% lower from 1.061 million at 30 June 2011 to 0.976 million at 30 June 2012. The decline in calling and access revenues was partially offset by growth in fixed broadband revenues. Despite an increase in price-based competition in the market, broadband connections of 599,000 at 30 June 2012 increased by 8,000, or 1.4%, when compared to

30 June 2011.

Retail mobile revenues decreased by NZ$13 million, or 1.8%, to NZ$698 million in FY12 when compared to FY11, due to reductions in mobile termination rates and declines in mobile voice revenues, partially offset by increased mobile data revenues and increased device revenues (which include the impact of a change in mobile terms and conditions).

Continued focus on cost-efficiency drove operating costs in FY12 down by NZ$97 million, or 7.5%, compared to NZ$1,297 million in FY11.

Intercarrier costs of NZ$383 million were NZ$149 million, or

28.0%, lower than in FY11 due to new trading arrangements with Chorus. Other operating costs increased by NZ$201 million, or

59.1%, to NZ$541 million when compared to FY11 primarily due to mobile cost of sales increasing as a result of increased sales of higher-cost smartphone devices, increased device volumes during the CDMA closure and upgrade activity on WCDMA. Internal expenses decreased by NZ$144 million, or 50.2%, to NZ$143 million when compared to FY11, primarily due to the demerger of Chorus.

investor.telecom.co.nz | 53

PERFORMANCE

Gen-i

YEAR ENDED 30 JUNE 2013 2012 2011 2013/2012 2012/2011

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Operating revenues and other gains

Fixed 471 515 588 (8.5) (12.4)

Mobile 213 226 208 (5.8) 8.7

IT services 523 540 551 (3.1) (2.0)

Other operating revenues 1 1 8 – (87.5)

Other gains 2 4 – (50.0) NM

Internal revenue 51 49 47 4.1 4.3

Total operating revenues and other gains 1,261 1,335 1,402 (5.5) (4.8)

Operating expenses

Labour (263) (294) (318) (10.5) (7.5)

Intercarrier costs (82) (86) (104) (4.7) (17.3)

Other operating expenses and impairments (479) (458) (446) 4.6 2.7

Internal operating expenses1 (67) (108) (170) (38.0) (36.5)

Total operating expenses (891) (946) (1,038) (5.8) (8.9)

EBITDA 370 389 364 (4.9) 6.9

1 Internal operating expenses for FY11 and FY12 include certain costs charged by Chorus pre-demerger, which are now included in other operating expenses post demerger.

FY13 vs. FY12

Fixed revenues declined by NZ$44 million, or 8.5%, to NZ$471 million in FY13 when compared to FY12. This can be attributed to customers continuing to consolidate lines and moving to IP-based services, ongoing market competition creating price pressure and substitution of legacy copper-based products with lower margin fibre and over the top services. The rate of decline slowed from 12.4% in FY12 to 8.5% in FY13.

Mobile revenues of NZ$213 million decreased by NZ$13 million, or 5.8%, in FY13 when compared to FY12 primarily driven by the move from voice and messaging to using data and competitive pricing on roaming plans.

IT services revenue decreased by NZ$17 million, or 3.1%, to NZ$523 million in FY13 when compared to FY12, due to a combination of reduced revenue on contract renegotiations, some customer loss, the impact of special project work in FY12 not repeated in FY13, and the strategy to exit low-margin business. Telecom acquired Revera Limited on 7 May 2013 for NZ$85 million. Revera contributed IT services revenue of NZ$8 million and EBITDA of NZ$2 million since acquisition date.

Labour costs decreased by NZ$31 million, or 10.5%, to NZ$263 million in FY13 compared to FY12 due to reduced headcount as a result of organisational restructuring and lower employee incentive costs. Intercarrier costs decreased by NZ$4 million, or 4.7%, to NZ$82 million in FY13 when compared with FY12 representing savings made in Chorus trades.

FY12 vs. FY11

Gen-i’s EBITDA improved by NZ$25 million, or 6.9%, to NZ$389 million in FY12 when compared to FY11 despite operating revenues and other gains declining by NZ$67 million or 4.8%. Fixed revenues declined by NZ$73 million, or 12.4%, to NZ$515 million in FY12 when compared to FY11 due to customers consolidating lines and moving to IP-based services, ongoing market competition, exit of a significant financial services client in Australia, market price pressure and substitution of legacy copper-based products with fibre.

Mobile revenues of NZ$226 million increased by NZ$18 million, or 8.7%, in FY12 when compared to FY11, reflecting continued growth in connections, increased data revenues and increased device revenues from smartphone uptake.

IT services revenue decreased by NZ$11 million, or 2.0%, to NZ$540 million in FY12 when compared to FY11 due to the exit of a major Australian client.

Labour costs decreased by NZ$24 million, or 7.5%, to NZ$294 million in FY12 and when compared with FY11 due to reduced headcount resulting from business transformation savings. Internal expenses declined by NZ$62 million, or 36.5%, to NZ$108 million when compared to FY11 primarily due to the movement of costs from internal to external costs arising from the new post-demerger trading arrangements with Chorus.

54 | Telecom Annual Report 2013

Wholesale & International

YEAR ENDED 30 JUNE 2013 2012 2011 2013/2012 2012/2011

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Operating revenues and other gains

Fixed 494 544 588 (9.2) (7.5)

Mobile 11 6 9 83.3 (33.3)

IT services 2 1 1 NM –

Other operating revenues 22 22 21 – 4.8

Other gains – 6 – NM NM

Internal revenue 65 72 109 (9.7) (33.9)

Total operating revenues and other gains 594 651 728 (8.8) (10.6)

Operating expenses

Labour (18) (22) (28) (18.2) (21.4)

Intercarrier costs (301) (348) (415) (13.5) (16.1)

Other operating expenses and impairments (39) (27) (27) 44.4 –

Internal operating expenses1 (12) (33) (52) (63.6) (36.5)

Total operating expenses (370) (430) (522) (14.0) (17.6)

EBITDA 224 221 206 1.4 7.3

1 Internal operating expenses for FY11 and FY12 include certain costs charged by Chorus pre-demerger, which are now included in other operating expenses post demerger.

FY13 vs. FY12

Wholesale & International’s operating revenue of NZ$594 million in FY13 decreased by NZ$57 million, or 8.8%, when compared to FY12. The main driver of this decrease was a decline in fixed revenue, which decreased by NZ$50 million, or 9.2%, to NZ$494 million in FY13. Fixed calling minutes in FY13 remained largely consistent when compared to FY12 but the continuing decline in the average price per minute has resulted in the decrease in revenue.

Wholesale & International’s operating expenses decreased by NZ$60 million, or 14.0%, to NZ$370 million in FY13 when compared to FY12. Intercarrier costs decreased by NZ$47 million, or 13.5%, to NZ$301 million in FY13 primarily due to lower costs per minute in the carrier services market and exiting low-margin customer arrangements.

FY12 vs. FY11

Wholesale & International’s operating revenue decreased by NZ$77 million, or 10.6%, to NZ$651 million in FY12 when compared to FY11. Fixed revenues decreased by NZ$44 million, or 7.5%, to NZ$544 million in FY12, primarily due to competition in the international market causing a fall in the average price per minute, as well as exiting low-margin customer arrangements.

Wholesale & International’s operating expenses decreased by NZ$92 million, or 17.6%, to NZ$430 million in FY12 when compared to FY11. Intercarrier costs decreased by NZ$67 million, or 16.1%, to NZ$348 million in FY12 primarily due to lower costs per minute in the carrier services market.

investor.telecom.co.nz | 55

PERFORMANCE

AAPT

YEAR ENDED 30 JUNE 2013 2012 2011 2013/2012 2012/2011

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Operating revenues and other gains

Fixed 468 602 812 (22.3) (25.9)

Mobile 5 10 18 (50.0) (44.4)

Other operating revenues 4 6 4 (33.3) 50.0

Other gains 1 – – NM –

Internal revenue 37 46 66 (19.6) (30.3)

Total operating revenues 515 664 900 (22.4) (26.2)

Operating expenses

Labour (122) (129) (149) (5.4) (13.4)

Intercarrier costs (232) (342) (505) (32.2) (32.3)

Other operating expenses (63) (68) (102) (7.4) (33.3)

Internal operating expenses (24) (37) (54) (35.1) (31.5)

Total operating expenses (441) (576) (810) (23.4) (28.9)

EBITDA 74 88 90 (15.9) (2.2)

Reported NZ$ results from AAPT are impacted by movements in exchange rates. The average NZ$:A$ foreign exchange rates for the last three years are shown in the table below.

YEAR ENDED 30 JUNE 2013 2012 2011 2013/2012 2012/2011

NZ$:A$ NZ$:A$ NZ$:A$ % CHANGE % CHANGE

Average NZ$:A$ foreign exchange rate 0.8011 0.7813 0.7685 2.5 1.7

The FY13 average NZ$:A$ foreign exchange rate was higher than the preceding financial year, resulting in a decrease in reported NZ$ revenues, expenses and EBITDA for AAPT in FY13.

56 | Telecom Annual Report 2013

AAPT

YEAR ENDED 30 JUNE 2013 2012 2011 2013/2012 2012/2011

A$M A$M A$M % CHANGE % CHANGE

Operating revenues

Fixed 373 468 625 (20.3) (25.1)

Mobile 5 8 14 (37.5) (42.9)

Other operating revenues 3 5 3 (40.0) 66.7

Other gains 1 – – NM –

Internal revenue 29 35 51 (17.1) (31.4)

Total operating revenues 411 516 693 (20.3) (25.5)

Operating expenses

Labour (98) (101) (113) (3.0) (10.6)

Intercarrier costs (185) (266) (389) (30.5) (31.6)

Other operating expenses (51) (53) (78) (3.8) (32.1)

Internal operating expenses (20) (29) (42) (31.0) (31.0)

Total operating expenses (354) (449) (622) (21.2) (27.8)

EBITDA 57 67 71 (14.9) (5.6)

The following analysis is based on the underlying Australian dollar (A$) results in order to remove the impact of foreign exchange movements.

FY13 vs. FY12

Operating revenues decreased by A$105 million, or 20.3%, to A$411 million in FY13 with A$95 million of the decline in fixed revenue. A$67 million of the revenue decline was attributable to the final churn of fixed and mobile services provided to the purchaser of the former AAPT Consumer division. The remaining business experienced an A$48 million decrease in revenue when compared to FY12 primarily due to customer churn, the continued rationalisation of low-margin Wholesale customers, pricing pressure and market consolidation prior to NBN going live, resulting in some AAPT customers shifting business to other providers. In December 2012 AAPT acquired NEC

Australia’s Nextep business, which contributed A$10 million to revenue in FY13.

Labour costs decreased by A$3 million, or 3.0%, to A$98 million in FY13 compared to FY12 due to lower headcount resulting from organisational restructure and lower employee incentive costs. Operating expenses decreased by A$95 million, or 21.2%, when compared to FY12. The majority of this decrease was in intercarrier costs, which reduced by A$81 million, or 30.5%, to A$185 million in FY13, due to no longer incurring costs associated with providing services to the purchaser of the consumer division, as well as fewer customers.

FY12 vs. FY11

Operating revenues decreased by A$177 million, or 25.5%, to A$516 million in FY12, with A$157 million of the decline in fixed revenue. A$92 million of the revenue decline was attributable to the net reduction in revenue due to the sale of the Consumer division in September 2010, which affected fixed revenues. The remaining business also experienced an A$87 million decrease in revenue when compared to FY11 primarily due to customer churn and the continued rationalisation of low-margin Wholesale customers.

Labour costs decreased in FY12 by A$12 million, or 10.6%, to A$101 million when compared to FY11, primarily due to lower headcount. Intercarrier costs reduced by A$123 million, or

31.6%, to A$266 million in FY12 when compared to FY11 in line with reduced revenue, reflecting the focus on higher margin data and internet sales partially offset by less favourable terms agreed with Telstra in FY12. Other operating expenses reduced by A$25 million, or 32.1%, to A$53 million in FY12 when compared to FY11. The reduction was driven by cost savings through the sale of the Consumer division, exiting contracts, billing system rationalisation and the exit of CBD office space.

investor.telecom.co.nz | 57

PERFORMANCE

Technology & Shared Services

YEAR ENDED 30 JUNE 2013 2012 2011 2013/2012 2012/2011

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Operating revenues and other gains

Fixed 3 2 – 50.0 NM

Other operating revenues 49 57 65 (14.0) (12.3)

Other gains 5 5 22 NM (77.3)

Internal revenue – 3 10 NM (70.0)

Total operating revenues and other gains 57 67 97 (14.9) (30.9)

Operating expenses Labour (101) (119) (107) (15.1) 11.2

Intercarrier costs – (1) (3) NM (66.7)

Other operating expenses and impairments (235) (239) (279) (1.7) (14.3)

Internal operating expenses (8) (14) (13) (42.9) 7.7

Total operating expenses (344) (373) (402) (7.8) (7.2)

EBITDA (287) (306) (305) (6.2) 0.3

FY13 vs. FY12

Operating revenues and other gains decreased by NZ$10 million, or 14.9%, to NZ$57 million in FY13 primarily due to lower supplier rebates and settlements received in FY13 than in FY12 and changes in trading arrangements with Chorus impacting FY12 revenue.

Labour costs reduced by NZ$18 million, or 15.1%, to

NZ$101 million due to a combination of headcount reductions and lower employee incentive costs. Asset impairments of NZ$7 million related to certain assets whose future economic benefit was assessed as being lower than the assets’ carrying value.

FY12 vs. FY11

Operating revenues decreased by NZ$30 million, or 30.9%, to NZ$67 million in FY12 primarily due to a NZ$22 million settlement with a supplier recognised in FY11 being NZ$17 million higher than settlements recognised in FY12. Other operating expenses decreased by NZ$40 million, or

14.3%, to NZ$239 million in FY12 due to savings from insourcing IT support, as well as ongoing focus on cost-reduction programmes.

Critical accounting policies and recently issued accounting standards

See note 1 to the financial statements for Telecom’s critical accounting policies. Telecom’s critical accounting policies have been reviewed by Telecom’s Audit and Risk Management Committee. See note 34 to the financial statements for the potential impact of recently issued accounting standards.

58 | Telecom Annual Report 2013

Capital management and dividend policy

Cash flows

The following table sets out information regarding Telecom’s cash flows from FY11 to FY13:

YEAR ENDED 30 JUNE 2013 2012 2011 2013/2012 2012/2011

NZ$M NZ$M NZ$M % CHANGE % CHANGE

Net cash from

Operating activities 885 985 1,349 (10.2) (27.0)

Investing activities (462) (663) (835) (30.3) (20.6)

Financing activities (488) (462) (520) 5.6 (11.2)

Foreign exchange movement (2) 1 (9) NM NM

Net increase/(decrease) in cash (67) (139) (15) (51.8) NM

FY13 vs. FY12

Net cash from operating activities

Net cash from operating activities decreased in FY13 by NZ$100 million, or 10.2%, to NZ$885 million when compared to FY13. This was primarily due to a NZ$404 million reduction in cash received from customers, which was partially offset by a NZ$200 million reduction in payments to suppliers and employees, a NZ$77 million reduction in interest payments due to lower debt levels and interest rates and a NZ$41 million reduction in tax payments. The decline in cash received from customers follows the overall declining revenue trend, while supplier and employee payments have reduced due to cost-saving initiatives and the timing of payments to a major supplier falling into FY14, partially offset by a full year of payments to Chorus.

Net cash from investing activities

The net cash outflow on investing activities of NZ$462 million in FY13 was NZ$201 million, or 30.3%, lower than the NZ$663 million outflow in FY12 largely due to a NZ$274 million reduction in capital expenditure payments in FY13, compared to FY12 and prepayment of spectrum renewal in FY12, partially offset by a NZ$91 million cash outflow relating to purchase of Revera and Nextep.

Net cash from financing activities

Telecom’s outflows from financing activities largely reflect borrowing activities and dividend payments to shareholders. The net cash outflow for financing activities in FY13 was an outflow of NZ$488 million, compared to a cash outflow of NZ$462 million in FY12. FY13 includes NZ$327 million of dividend payments compared to NZ$340 million in FY12. Telecom repurchased share capital totalling NZ$142 million in FY13 compared to NZ$165 million in FY12.

FY12 vs. FY11

Net cash from operating activities

Net cash from operating activities decreased in FY12 by NZ$364 million, or 27.0%, to NZ$985 million when compared to FY11. This was primarily due to a NZ$440 million reduction in cash received from customers, which was partially offset by a NZ$19 million reduction in payments to suppliers and employees and a NZ$52 million reduction in interest payments due to debt restructuring after demerger. The decline in cash received from customers follows the overall declining revenue trend and was also affected by other working capital requirements, while supplier and employee payments have reduced due to cost-saving initiatives offset by having to now pay Chorus for services.

Net cash from investing activities

The net cash outflow on investing activities of NZ$663 million in FY12 was NZ$172 million, or 20.6%, lower than the NZ$835 million outflow in FY11 largely due to a NZ$342 million reduction in capital expenditure payments in FY12, as a result of FY12 including five months of Chorus-related capital expenditure compared to 12 months in FY11 and management’s capital interventions in FY12. This was partially offset by the one-off NZ$180 million of proceeds in FY11 from the sale of the AAPT Consumer division and Telecom’s stakes in iiNet and Macquarie Telecom.

Net cash from financing activities

Telecom’s outflows from financing activities largely reflect borrowing activities and dividend payments to shareholders. The net cash outflow for financing activities in FY12 was NZ$462 million, compared to a cash outflow of NZ$520 million in FY11. FY12 comprised NZ$340 million of dividend payments compared to NZ$313 million in FY11. Telecom also repurchased share capital totalling NZ$165 million in FY12. During FY12 Telecom repaid net NZ$1,302 million of long-term debt and derivatives compared to NZ$783 million in FY11. The repayment was offset by a net receipt on short-term and long-term debt of NZ$1,427 million, of which NZ$1,106 million was included in the net assets transferred to Chorus. One-off debt restructuring costs of NZ$205 million were paid in FY12.

investor.telecom.co.nz | 59

PERFORMANCE

Capital expenditure

The capital expenditure for Telecom is shown in the table below.

YEAR ENDED 30 JUNE 2013 NZ$M 2012 NZ$M 2011 NZ$M 2013/2012 % CHANGE 2012/2011 % CHANGE

Major programmes:

OTN & Carrier Ethernet 33 - - NM NM

Re-engineering 25 - - NM NM

Mobile network 84 94 104 (10.6) (9.6)

Mobile spectrum 54 - - NM NM

Total major programmes 196 94 104 NM (9.6)

Revenue retention and sustain:

Southern Cross 11 4 4 NM -

AAPT 44 40 56 10.0 (28.6)

Regulatory 4 15 32 (73.3) (53.1)

Other revenue retention and sustain 210 239 314 (12.1) (23.9)

Total revenue retention and sustain 269 298 406 (9.7) (26.6)

Total relating to continuing operations 465 392 510 18.6 (23.1)

Chorus-related capital expenditure - 136 404 NM NM

Total capital expenditure 465 528 914 (11.9) (42.2)

FY13 vs. FY12

Total capital expenditure for FY13 of NZ$465 million was NZ$63 million, or 11.9%, less than FY12. However, the FY12 total capital expenditure of NZ$528 million included approximately NZ$136 million of Chorus-related spend, which is no longer incurred following demerger.

For continuing operations there was a NZ$73 million, or 18.6%, increase in expenditure from NZ$392 million in FY12 to NZ$465 million in FY13 due to investment in 3G mobile spectrum in FY13 and a focus on new major programmes.

Major programmes

Telecom OTN and Carrier Ethernet programme commenced in FY13 with expenditure of NZ$33 million. This investment will refresh the technology in Telecom’s national transport network, enabling Telecom to support the rapid increase in demand data, driven by fibre and mobile, in a cost-effective manner.

The re-engineering programme commenced in FY13 with expenditure of NZ$25 million. This three-year programme will simplify Telecom’s technology and processes with the expected outcome being increased product speed to market, enhanced customer experience and reduced future costs to operate.

Telecom continues to invest in increasing coverage and capacity on the 3G mobile network, as well as the foundational investment in 4G LTE, investing NZ$84 million in FY13 compared to NZ$94 million in FY12.

NZ$54 million was spent in FY13 on renewal of Telecom’s existing 850 MHz mobile spectrum, with no comparative spend in FY12.

Revenue retention and sustain

Southern Cross capacity investment increased by NZ$7 million to NZ$11 million in FY13, compared with FY12 to meet increased customer demand for data.

Regulatory investment continued to fall, with NZ$4 million in FY13, compared with NZ$15 million in FY12, due to a majority of regulatory requirements passing to Chorus on demerger effective 1 December 2011.

Other revenue retention and sustain spending decreased from NZ$239 million in FY12 to NZ$210 million in FY13, due to reduction in investment due to the re-engineering programme.

FY12 vs. FY11

Total capital expenditure for FY12 of NZ$528 million was NZ$386 million, or 42.2%, less than FY11.

A number of factors contributed to the decreased expenditure, including:

The demerger of Chorus effective 1 December 2011 meant FY12 contained five months of Chorus-related spend compared to 12 months in FY11. The FY12 total capital expenditure of NZ$528 million included approximately NZ$136 million of Chorus-related spend compared to NZ$404 million of Chorus-related spend in FY11.

For continuing operations there was a NZ$118 million decrease in expenditure from NZ$510 million in FY11 to NZ$392 million in FY12 due to a combination of:

AAPT spend of NZ$40 million in FY12 being NZ$16 million lower than FY11 due to continued focus and prioritisation of investment needs. Key spend for FY12 was customer and capacity related;

60 | Telecom Annual Report 2013

Spend on the mobile networks decreasing to NZ$94 million in FY12 from NZ$104 million in FY11, due to significantly high levels of mobile network spending in the past leading to lower spend required in FY12; and

Revenue retention and sustain spending decreasing to NZ$239 million in FY12 primarily as a result of a NZ$29 million reduction in expenditure due to the timing of higher spend on NGT capability in FY11 compared to programme requirements in FY12 and a

NZ$17 million reduction in spend due to key capacity and other projects being completed in FY11, together with a continued focus on improving network utilisation.

Reconciliation of capital expenditure to cash flow

Investing activities in the statement of cash flows include purchases of intangible assets, property, plant and equipment. Telecom analyses these purchases on an accruals basis, after capitalised interest, rather than on the cash basis reported in the cash flow statement. Non-cash additions to property, plant and equipment are also excluded (eg, decommissioning provisions). These measures are reconciled in the table below.

YEAR ENDED 30 JUNE 2013 NZ$M 2012 NZ$M 2011 NZ$M 2013/2012 % CHANGE 2012/2011 % CHANGE

Purchase of property, plant and equipment and intangible assets 389 663 1,005 (41.3) (34.0)

Capitalised interest 7 8 16 (12.5) (50.0)

Movement in working capital 69 (143) (129) NM NM

Non-cash additions - - 22 NM NM

Total capital expenditure 465 528 914 (11.9) (42.2)

Liquidity and capital resources

Telecom’s principal sources of liquidity are operating cash flows and external borrowing primarily from existing debt facilities and financing programmes.

Credit ratings

The Telecom Board continues to be committed to maintaining ‘single A Band’ credit rating from Moody’s Investors Service and Standard & Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow and cost of capital.

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

As at 30 June 2013, Telecom had been assigned a credit rating of A-/Stable by Standard & Poor’s and A3/Stable by Moody’s Investors Service.

Funding

As detailed in note 26 to the financial statements, Telecom evaluates its liquidity requirements on an ongoing basis. In general, Telecom has generated sufficient cash flows from its operating activities to meet its financial liabilities. In the event of any shortfalls, Telecom has short-term and long-term financing programmes in place:

Short term consisting of a US$1 billion European Commercial Paper programme and a NZ$500 million note facility; and

Long term consisting of a US$2 billion Euro Medium Term Note Programme, an A$1 billion Australian Medium Term Note Programme and a domestic bond programme.

In addition, Telecom has a committed standby facility of NZ$400 million with a number of creditworthy banks and committed overdraft facilities of NZ$20 million with New Zealand banks and A$5 million with Australian banks. There are no compensating balance requirements associated with these facilities.

On-market buyback

On 24 February 2012 Telecom announced its intention to complete an on-market capital buyback to acquire a maximum of 200 million ordinary shares for an aggregate purchase price of not more than NZ$300 million to return surplus capital to shareholders and result in a gearing ratio that is more consistent with Telecom’s long-term capital management policies.

During the year ended 30 June 2013, Telecom repurchased

49.9 million of its own shares at a cost of $114 million. This brings the total shares repurchased as part of the on-market buyback to approximately 119 million at a cost of $283 million (representing an average buyback price of $2.39). Shares repurchased were cancelled immediately on acquisition.

investor.telecom.co.nz | 61

PERFORMANCE

Dividend policy

Telecom pays dividends on a semi-annual basis. A second half dividend of 8.0 cents per share has been declared for FY13, bringing total dividends for FY13 to 16.0 cents per share, which equates to a payout ratio of approximately 85% of adjusted net earnings. The second half dividend will be partially imputed for New Zealand tax purposes at the rate of 2.3333 imputation credits per share (which equates to 75% imputation based on the current corporate tax rate). A supplementary dividend of 1.0588 cents per share will be paid to non-resident shareholders.

Second half ordinary dividends

Ordinary shares 8.0 cents

American Depositary Shares1 32.05 US cents

“Ex” dividend dates

New Zealand Stock Exchange 18 Sep 2013

Australian Stock Exchange 16 Sep 2013

American Depositary Shares 17 Sep 2013

Record dates

New Zealand, Australian Stock Exchanges 20 Sep 2013

American Depositary Shares 19 Sep 2013

Payment dates

New Zealand, Australia 04 Oct 2013

American Depositary Shares 15 Oct 2013

1 Based on the exchange rate at 12 August 2013 of NZ$1 to US$0.8012 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

For FY14, subject to there being no material adverse changes in circumstances or operating outlook, Telecom’s intention is to pay annual dividends of 16.0 cents per share. It is currently anticipated that the FY14 dividend will be partially imputed in the range 70% to 90% of the corporate tax rate, although this prediction is highly sensitive to a number of factors. To the extent dividends are not fully imputed, the amount of any supplementary dividend declared will be reduced on a pro-rata basis.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan has been retained. Shares issued under the Dividend Reinvestment Plan are issued at or around the prevailing market price of ordinary shares. For the FY13 interim dividend paid in April 2013 Telecom acquired an equivalent number of ordinary shares on-market in order to avoid an increase in capital arising from the plan. For the final FY13 dividend, shares issued under the Dividend Reinvestment Plan will be issued at the prevailing market price applied to ordinary shares. The last date for shareholders to elect to participate in the Dividend Reinvestment Plan for the final FY13 dividend is 20 September 2013. Telecom does not intend to acquire the equivalent number of shares for the final FY13 dividend, which will be paid in October 2013. These mechanisms will be reviewed at each dividend date.

62 | Telecom Annual Report 2013

Working capital

Telecom defines its working capital as the difference between current assets and current liabilities. Telecom’s working capital position is shown in the table below. Telecom’s current liabilities exceeded current assets. However, Telecom has positive operating cash flows that enable working capital to be managed to meet short-term liabilities as they fall due.

AS AT 30 JUNE 2013 NZ$M 2012 NZ$M 2011 NZ$M 2013/2012 % CHANGE 2012/2011 % CHANGE

Current assets 838 972 1,197 (13.8) (18.8)

Current liabilities (1,086) (1,204) (1,790) 9.8 32.7

(Deficit)/surplus in working capital (248) (232) (593) (6.9) NM

Net tangible assets

As at 30 June 2013 the consolidated net tangible assets per share was NZ$0.19. Net tangible assets per share is a non-GAAP financial measure and is not prepared in accordance with NZ IFRS. It is required to be disclosed by NZX and ASX listing requirements.

The calculation of Telecom’s consolidated net tangible assets ratio and its reconciliation to the consolidated balance sheet is presented below:

AS AT 30 JUNE 2013 2012 2011

Total assets (NZ$m) 3,493 3,667 6,392

Less intangible assets (NZ$m) (1,071) (900) (1,094)

Less total liabilities (NZ$m) (2,080) (2,041) (4,081)

Net tangible assets (NZ$m) 342 726 1,217

Number of shares outstanding (in millions) 1,817 1,857 1,925

Net tangible assets per share (NZ$) 0.19 0.39 0.63

Contractual obligations and commitments

Telecom’s contractual obligations and other commercial commitments as at 30 June 2013 are set out in the table below.

PAYMENTS DUE BY PERIOD

CONTRACTUAL OBLIGATIONS TOTAL NZ$M LESS THAN 1 YEAR NZ$M 1–3 YEARS NZ$M 3–5 YEARS NZ$M AFTER 5 YEARS NZ$M

Short-term debt 122 122 - - -

Long-term debt1 1,014 140 386 179 309

Derivative liabilities 41 3 4 22 12

Operating leases 636 94 166 128 248

Finance lease payable 12 6 6 - -

Capital expenditure 174 62 112 - -

Operating expenditure commitments 433 401 32 - -

Total contractual cash obligations 2,432 828 706 329 569

1 Includes interest payments based on borrowing drawn at 30 June 2013.

investor.telecom.co.nz | 63

PERFORMANCE

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

Treasury and interest rate management

Telecom manages its treasury activities through a Board-approved treasury policy. Telecom is primarily exposed to foreign currency fluctuations through borrowing in foreign currencies, making capital and operating expenditure purchases in foreign currencies and operating in the wholesale international telecommunications market, as well as through the impact that foreign currency fluctuations have on reported results of foreign subsidiaries.

Other than borrowings that remain in foreign currencies and are matched against foreign denominated assets, foreign currency borrowings are hedged at inception into NZ dollars using cross-currency interest rate swaps. Telecom also hedges a portion of its foreign currency purchases forecast for the next 12 months. The objectives of interest rate risk management are to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom’s interest expense and net earnings within policies approved by the Telecom Board. For further details of Telecom’s exposure to interest rate risk, foreign currency risk and its related use of derivatives see note 26 to the financial statements.

Below is certain information concerning exchange rates between NZ dollars and US dollars (expressed in US$ per NZ$1.00) based on the noon buying rate in New York City for cable transfers in NZ dollars as reported by the Federal Reserve Bank of New York (Exchange Rate).

On 12 August 2013 the exchange rate was 0.8012.

The high and low exchange rates for each month during the previous six months were as follows:

MONTH HIGH LOW

February 2013 0.8483 0.8234

March 2013 0.8382 0.8201

April 2013 0.8650 0.8377

May 2013 0.8538 0.7973

June 2013 0.8099 0.7713

July 2013 0.8072 0.7711

The average exchange rates, determined by averaging the exchange rates on the last day of each month during the year for the financial periods specified below were as follows:

YEAR ENDED 30 JUNE AVERAGE

2009 0.6039

2010 0.7041

2011 0.7652

2012 0.8106

2013 0.8207

Controls and procedures

Telecom’s management, with the participation of Telecom’s chief executive officer and Telecom’s chief financial officer, evaluated the effectiveness of Telecom’s disclosure controls and procedures as of 30 June 2013. In designing and evaluating the disclosure controls and procedures, management recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation and taking into account the foregoing, Telecom’s chief executive officer and Telecom’s chief financial officer concluded that, as of 30 June 2013, Telecom’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by Telecom in the reports that it files or submits under the United States Securities Exchange Act is recorded, processed, summarised and reported on a timely basis and are effective in ensuring that information required to be disclosed by Telecom in the reports it files or submits under the United States Securities Exchange Act 1934 is accumulated and communicated to Telecom’s management, including its principal financial and executive officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of Telecom’s chief executive officer and Telecom’s chief financial officer, Telecom’s management evaluated the effectiveness of Telecom’s internal control over financial reporting as of 30 June 2013 based upon the original framework in ‘Internal Control - Integrated Framework’ issued by the Committee of Sponsoring Organisations of the Treadway Commission.

Based upon that evaluation Telecom’s management has concluded that, as of 30 June 2013, Telecom’s internal control over financial reporting is effective.

64 | Telecom Annual Report 2013

KPMG, Telecom’s independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report and, as a part of the audit, has reported on the effectiveness of Telecom’s internal control over financial reporting.

Changes in internal control over financial reporting

There have been no changes in Telecom’s internal control over financial reporting during the year ended 30 June 2013 that have materially affected, or are reasonably likely to materially affect, Telecom’s internal control over financial reporting.

Risk factors

Telecom’s ability to implement its strategy is dependent on its ability to re-engineer its operating model and simplify its product portfolios

Telecom’s business re-engineering/simplification programmes are intended to deliver it the capability to operate as an efficient Retail Service Provider (RSP). The programmes are expected to deliver enhanced self-service customer management systems, agile information system stacks with significantly reduced operating costs and simplified product and offer sets.

As with any major business and technology change programme, execution risks exist that may delay, impair or prevent the programmes from delivering their business benefits. The largest of these include Telecom’s capacity to implement the large technology and business changes required while continuing to operate in a highly competitive and rapidly changing market. Telecom’s capacity to implement the programmes may be constrained by factors such as the availability of its people, technical resources and environments, the volume of technology change it must implement and the timeframes set for its completion.

Any significant delay or failure of these strategic programmes could compromise Telecom’s ability to compete effectively leading to scale reduction and diminished capability to generate acceptable levels of future earnings.

Competition risks impact Telecom’s ability to achieve profitable revenue growth

Telecom operates in markets characterised by high levels of competition and price pressure, customer churn and the emergence of new market entrants.

The industry’s competitive dynamics have changed with Vodafone’s acquisition of Telstra Clear. The acquisition has provided Vodafone with a significant fixed customer base in addition to its incumbent mobile market position. It is well positioned to leverage this expanded customer base by cross selling and competing with Telecom in future as a full service provider.

Telecom has also experienced increased competitive intensity in the mobile market since the arrival of a third mobile operator, 2degrees, in 2009. 2degrees is expanding its customer base into higher value business mobile markets and it may begin to attack Telecom’s large fixed customer base by offering fixed services over its mobile network. New mobile competition from non-traditional sources is also causing substitution of billable customer calling and SMS to mobile applications using customers’ data caps for free voice calling and instant messaging. These may place further pressure on mobile revenues and margins.

Telecom’s enterprise market continues to be highly competitive, with customers looking to leverage the competitive nature of the market to drive down pricing, further reducing Telecom’s margins.

Telecom may face additional competition from non-traditional competitors, such as entertainment or content providers, who may choose to leverage their large retail bases to offer broadband or other value-added services directly to their customers.

Telecom’s ability to innovate and respond to new technologies is key to achieving profitable revenue growth

As demand for Telecom’s traditional high-margin products and services continues to decline, it must develop new products and services and successfully market these to create new income streams. Its ability to build these internally or acquire the capability through partnering may be limited because these are not its traditional core competencies and it may take time for Telecom to develop these capabilities.

As has been seen in the mobile space, new mobile applications, such as Viber, Skype and WhatsApp are encouraging substitution from traditional calling and SMS streams. The expansion of fibre networks is likely to create a new wave of products and services, such as VoIP calling, that will compete directly with traditional fixed line and broadband revenue streams.

If Telecom is unable to effectively compensate for falling legacy revenues by replacing these with new service propositions, it risks eroding its competitive position, and reducing its future profitability and cash flow, leading to a diminution in shareholder value.

Inability to acquire the required digital dividend spectrum may limit the economic deployment of Telecom’s 4G mobile network build

Telecom believes that its mobile network business will become a major contributor of future earnings. Telecom is currently upgrading its 3rd Generation Smartphone network to pursue market opportunities associated with the introduction of commercially available 4th Generation (4G) mobile data networks. A key pre-requisite for deployment of 4G on an economically sustainable basis is the acquisition from the Government in its auction process in FY14 of appropriate radiofrequency spectrum on which to operate the service.

investor.telecom.co.nz | 65

PERFORMANCE

If Telecom’s commercial and bid strategies for acquiring a share of the Government’s 700 Mhz digital dividend radiofrequency spectrum do not secure the spectrum it needs to economically build its 4G network, it may need to invest further in its mobile networks to obtain the network performance required to remain competitive. This investment may increase its ongoing operating costs, reduce its margins and lower its returns on mobile network invested capital.

Ongoing regulatory interventions have potential to impact Telecom’s profitability

New or changing regulation may significantly affect Telecom’s business. The Government is reviewing the entire Telecommunications Act regulatory framework while also finalising regulated pricing under the current framework. The review provides Telecom with an opportunity to address currently unfavourable aspects of the regulatory framework. However, it may deliver detrimental outcomes, such as increased UCLF input pricing or de-coupling of UCLF from UCLL pricing differentials (refer Our Company – New Zealand Regulation for more on the Commerce Commission’s proposed decoupling of UCLL and UCLF pricing) and/or an extension of the deadline prohibiting Telecom from consuming UCLL beyond December 2014. Were they to occur, either or both of these outcomes could materially impair Telecom’s ability to compete, further pressuring margins and eroding its earnings potential.

Operational risks

Failure to deliver cost base reductions could impact Telecom’s profitability

Intensifying competition and limitations associated with Telecom’s suite of legacy technology systems and applications used to support its business operations have made it harder to maintain acceptable levels of year-on-year earnings performance. Consequently, the reliance on cost reduction as an earnings driver remains a key focus for Telecom’s future. Telecom’s ability to reduce costs in order to maintain or improve its profitability may be further impaired by a combination of factors, such as increases in costs of sales supporting revenue growth targets (particularly mobile and IT services), inability to reduce regulated prices for many of the product inputs required for its key markets, increased future operational complexity associated with consuming inputs from new local fibre companies, investing in emerging new technologies, such as 4G mobile and the Government’s UFB fibre network, re-platforming itself with the infrastructure and capabilities required to operate successfully as a retail services provider and implementing the rationalisation and closure of a number of its legacy IT platforms.

Collectively, these factors may prevent Telecom from reducing its operating costs, placing pressure on its ongoing profitability.

Telecom faces ongoing demands for high levels of capital spending and/or may be unable to realise the business benefits anticipated from its capital investment programmes

Telecom is required to maintain significant annual capital investment to operate and grow its businesses in areas such as:

The new 4G mobile network build and maintenance of its existing PSTN network and information systems and operations;

Investment in re-engineering programmes to complement new business models;

Investment to continue to support and grow broadband, mobile and ICT market share; and

Investment in assets required to meet its regulatory obligations, such as UFB.

Competitive or regulatory drivers may accelerate the need for capital expenditure in some areas. Additionally, the ability to contain capital spending is under continual pressure from the increased complexity inherent in the delivery of new and emerging technologies in response to market changes. If implementation of these programmes fails or is delayed some or all of their anticipated benefits may not eventuate, seriously handicapping Telecom’s future competitive capability and impairing the return on its invested capital.

Failure to effectively operate Chorus sharing arrangements could affect Telecom’s financial position and performance

Telecom and Chorus continue to share certain assets and systems over the medium to long term post demerger. Telecom will be reliant on Chorus for the provision of certain services, including access and services related to its local access and backhaul networks and exchange sites, repair services in relation to Telecom’s fibre cables, access to shared information technology processes and systems owned by Chorus, and transitional services in relation to property, building, facilities and site management. While these arrangements are terminating in June 2014, failure to operate the sharing arrangements effectively over the remainder of their term could affect Telecom’s financial position and performance.

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

66 | Telecom Annual Report 2013

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

The implementation of large and complex network and technology projects, such as the OTN, the 4G LTE mobile network build and associated mobile network lifecycle refresh require significant changes to be made to production environments in FY14 which creates potential for service-disrupting events to occur.

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

Following the introduction of the Government’s UFB fibre network, Telecom may face increased operational complexity when consuming inputs from new suppliers, such as the Local Fibre Companies (LFCs). The current lack of ubiquitous technology standards and operating processes, combined with establishing new commercial and operational relationships with new suppliers, may increase the opportunity for future disruptions to service.

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

Reputational damage;

Legal or regulatory breaches resulting in financial penalties or damages claims; and

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

Other risks

Financing availability costs may increase should Telecom fail to meet performance thresholds

Telecom’s credit rating remains within the ‘A band’ and it retains a certain amount of debt on its balance sheet, such that it expects to meet its capital commitments and be supported by cash flows of Telecom’s businesses. Telecom’s ability to maintain an appropriate capital structure for its financial profile going forward, either by refinancing debt on favourable terms or by raising new debt, may be adversely affected if financial market conditions are volatile, if Telecom experiences a decline in its operating performance or if Telecom is unable to operate within the credit metric thresholds applicable to its rating. Telecom’s key sources of liquidity in the foreseeable future are likely to be cash generated from operations and borrowings through long-term and short-term issuances in the capital markets, as well as committed bank facilities. Future issues of debt securities may not experience strong demand. Adverse changes in credit markets or Telecom’s credit ratings could increase the cost of borrowing and banks may be unwilling to renew credit facilities on existing terms. Any of these factors could have a negative impact on Telecom’s access to finance.

investor.telecom.co.nz | 67

PERFORMANCE

Changes in assumptions that support the carrying value of Telecom’s goodwill may lead to future impairment

As at 30 June 2013 Telecom had NZ$171 million of goodwill on its balance sheet. Telecom assesses the carrying value of its goodwill on a regular basis. As detailed in critical accounting policies in note 1 to the financial statements within this Annual Report, this assessment is based on a number of assumptions, including expected rate of growth of revenues, margins expected to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows.

Any future adverse impacts arising in assessing the carrying value of Telecom’s goodwill could lead to future impairment that would affect future earnings and financial position.

Dividends from Southern Cross can be highly variable

Telecom has a 50% equity investment in Southern Cross, which owns and operates the Southern Cross trans-pacific submarine fibre cable linking Australia, New Zealand, Fiji, Hawaii and the west coast of the United States.

The long-term performance of Southern Cross is dependent on demand for international bandwidth, primarily from Australia, and to a lesser extent, New Zealand. Southern Cross sells capacity to a small number of telecommunications companies, including Telecom. As such, it has significant customer concentration risk. In addition, capacity is normally purchased by customers ahead of actual demand. There are numerous sub-sea cable operators that compete with Southern Cross and this, coupled with the finite life of the Southern Cross network, has caused year-on-year declines in the price of capacity. Therefore, it can be difficult to predict the level of Southern Cross sales in any particular year, and as a consequence, the quantum of dividends paid by Southern Cross to its shareholders can be highly variable.

Delisting of Telecom’s ADSs from the NYSE may influence trading opportunities for its ADSs and shares

Telecom voluntarily delisted trading of its ADSs on the NYSE, with effect from 19 July 2012. Telecom remains subject to all SEC requirements. However, it intends to terminate the SEC registration of its ADSs and underlying ordinary shares if and when it meets the criteria for doing so. Following the delisting of Telecom’s ADSs from the NYSE, its ADSs have traded in the United States in the over-the-counter (OTC) market. The OTC market is a significantly more limited market than the NYSE and, as a result, trading volume in Telecom’s ADSs may be limited and investors may not have sufficient liquidity, which may make it more difficult for holders of its ADSs to sell their securities. In addition, steps taken by Telecom to facilitate SEC deregistration may result in holders of Telecom’s ADSs withdrawing the ordinary shares underlying their ADSs from the program and selling them on the NZX or ASX, which could affect Telecom’s ordinary share price on those markets.

68 | Telecom Annual Report 2013

Independent auditor’s report

To the shareholders of Telecom Corporation of New Zealand Limited Report on the company and group financial statements

We have audited the accompanying financial statements of Telecom Corporation of New Zealand Limited and the group, comprising the company and its subsidiaries, on pages 71 to 132. The financial statements comprise the statements of financial position as at 30 June 2013, the income statements and statements of comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information, for both the company and the group.

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

Opinion

In our opinion the financial statements on pages 71 to 132:

comply with generally accepted accounting practice in New Zealand;

comply with International Financial Reporting Standards;

give a true and fair view of the financial position of the company and the group as at 30 June 2013 and of the financial performance and cash flows of the company and the group for the year then ended.

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

22 August, 2013

Auckland, New Zealand

investor.telecom.co.nz | 69

PERFORMANCE

Report of Independent Registered Public Accounting Firm based on PCAOB Standards

The Board of Directors and Shareholders of Telecom Corporation of New Zealand Limited

We have audited the accompanying consolidated statements of financial position of Telecom Corporation of New Zealand Limited (the “Company”) and subsidiaries as of 30 June 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three year period ended

30 June 2013. We also have audited the Company’s internal control over financial reporting as of 30 June 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telecom Corporation of New Zealand Limited and subsidiaries as of 30 June 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three year period ended 30 June 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2013, based on criteria established in the initial Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in note 9 to the consolidated financial statements, the Company completed the demerger of Chorus Limited effective from 1 December 2011. Consequently the business and operations that formed Chorus Limited are presented as discontinued operations in the Company’s consolidated financial statements for the five month period ended 30 November 2011 and for the year ended 30 June 2011.

Auckland, New Zealand

22 August 2013

70 | Telecom Annual Report 2013

Financial statements

Income statement

For the years ended 30 June 2013, 2012 and 2011

GROUP PARENT

YEAR ENDED 30 JUNE 2013 2012 2011 2013 2012

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) NOTES NZ$M NZ$M NZ$M NZ$M NZ$M

Operating revenues and other gains (continuing operations)

Fixed 4 2,535 2,862 3,265 - -

Mobile 926 940 946 - -

IT Services 530 543 556 - -

Other operating revenues 4 169 177 192 214 774

Other gains 6 29 54 45 - 1,556

3 4,189 4,576 5,004 214 2,330

Operating expenses (continuing operations)

Labour 5 (699) (797) (832) - -

Intercarrier costs (936) (1,160) (1,559) - -

Other operating expenses 5 (1,484) (1,535) (1,595) - -

Other expenses 6 (110) (5) (42) (154) -

Asset impairments 6 (38) - (215) - (117)

Depreciation (332) (363) (468) - -

Amortisation (207) (213) (240) - -

(3,806) (4,073) (4,951) (154) (117)

Finance income 7 32 26 15 273 323

Finance expense 7 (74) (106) (152) (509) (457)

Share of associates’ net profits - - 1 - -

(42) (80) (136) (236) (134)

Net earnings/(loss) before income tax

(continuing operations) 341 423 (83) (176) 2,079

Income tax (expense)/credit (continuing operations) 8 (103) (112) 4 66 37

Net earnings/(loss) for the year (continuing operations) 238 311 (79) (110) 2,116

Net earnings for the year (discontinued operations) 9 - 846 245 - -

Net earnings/(loss) for the year 238 1,157 166 (110) 2,116

Net earnings/(loss) for the year is attributable to:

Equity holders of the Company 236 1,155 164 (110) 2,116

Non-controlling interests 2 2 2 - -

Earnings per share (in New Zealand dollars) 10

Basic and diluted net earnings per share 0.13 0.60 0.09

Basic and diluted earnings/(losses) per share from continuing operations 0.13 0.16 (0.04)

Weighted average number of ordinary shares 1,845 1,918 1,924

See accompanying notes to the financial statements.

investor.telecom.co.nz | 71

PERFORMANCE

Statement of comprehensive income

For the years ended 30 June 2013, 2012 and 2011

GROUP PARENT

YEAR ENDED 30 JUNE 2013 2012 2011 2013 2012

(DOLLARS IN MILLIONS) NOTES NZ$M NZ$M NZ$M NZ$M NZ$M

Net earnings/(loss) for the year 238 1,157 166 (110) 2,116

Other comprehensive income1

Items that will not be reclassified to profit or loss:

Revaluation of long-term investments 15 22 (68) (48) - -

Items that may be reclassified to profit or loss:

Hedge of net investment 26 - (3) (11) - -

Reclassified to income statement on disposal of foreign operation (6) (28) - -

Translation of foreign operations (26) (13) (8) - -

Cash flow hedges 26 6 53 (27) - -

Other comprehensive income/(loss) for the year (4) (59) (94) - -

Total comprehensive income/(loss) for the year 234 1,098 72 (110) 2,116

Total comprehensive income/(loss) attributable to equity holders of the company 232 1,096 70 (110) 2,116

Total comprehensive income attributable to non-controlling interests 2 2 2 - -

234 1,098 72 (110) 2,116

See accompanying notes to the financial statements.

1 Other comprehensive income/(loss) components are shown net of tax, with the differences between gross and net detailed in note 8.

72 | Telecom Annual Report 2013

Statement of changes in equity - Group

For the year ended 30 June 2013

YEAR GROUP ENDED 30 JUNE 2013 SHARE CAPITAL RETAINED EARNINGS HEDGE RESERVE SHARE-BASED DEFERRED COMPENSATION RESERVE REVALUATION RESERVE FOREIGN CURRENCY TRANSLATION RESERVE TOTAL EQUITY HOLDERS OF THE COMPANY NON-CONTROLLING INTERESTS TOTAL EQUITY

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Balance at 1 July 2012 990 1,126 (6) 7 (413) (83) 1,621 5 1,626

Net earnings for the year - 236 - - - - 236 2 238

Other comprehensive income - - 6 - 22 (32) (4) - (4)

Total comprehensive income/(loss) for the year - 236 6 - 22 (32) 232 2 234

Contributions by and distributions to owners:

Dividends - (350) - - - - (350) (1) (351)

Supplementary dividends - (34) - - - - (34) - (34)

Tax credit on supplementary dividends - 34 - - - - 34 - 34

Shares repurchased for dividend reinvestment plan (8) - - - - - (8) - (8)

Dividend reinvestment plan 23 - - - - - 23 - 23

Issuance of shares under share scheme 8 - - (5) - - 3 - 3

Shares repurchased (114) - - - - - (114) - (114)

Total transactions with owners (91) (350) - (5) - - (446) (1) (447)

Balance at 30 June 2013 899 1,012 - 2 (391) (115) 1,407 6 1,413

See accompanying notes to the financial statements.

investor.telecom.co.nz | 73

PERFORMANCE

Statement of changes in equity - Group

For the year ended 30 June 2012

YEAR GROUP ENDED 30 JUNE 2012 SHARE CAPITAL RETAINED EARNINGS HEDGE RESERVE SHARE-BASED DEFERRED COMPENSATION RESERVE REVALUATION RESERVE FOREIGN CURRENCY TRANSLATION RESERVE TOTAL EQUITY HOLDERS OF THE COMPANY NON-CONTROLLING INTERESTS TOTAL EQUITY

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Balance at 1 July 2011 1,528 1,207 (59) 14 (345) (39) 2,306 5 2,311

Net earnings for the year - 1,155 - - - - 1,155 2 1,157

Other comprehensive income/(loss) - - 53 - (68) (44) (59) - (59)

Total comprehensive income/(loss) for the year - 1,155 53 - (68) (44) 1,096 2 1,098

Contributions by and distributions to owners:

Dividends - (355) - - - - (355) (2) (357)

Supplementary dividends - (47) - - - - (47) - (47)

Tax credit on supplementary dividends - 47 - - - - 47 - 47

Shares repurchased for dividend reinvestment plan (16) - - - - - (16) - (16)

Dividend reinvestment plan 16 - - - - - 16 - 16

Issuance of shares under share scheme 14 - - (7) - - 7 - 7

Distribution of Chorus shares to shareholders (see note 9, 23) (383) (881) - - - - (1,264) - (1,264)

Shares repurchased (169) - - - - - (169) - (169)

Total transactions with owners (538) (1,236) - (7) - - (1,781) (2) (1,783)

Balance at 30 June 2012 990 1,126 (6) 7 (413) (83) 1,621 5 1,626

See accompanying notes to the financial statements.

74 | Telecom Annual Report 2013

Statement of changes in equity - Group

For the year ended 30 June 2011

YEAR GROUP ENDED 30 JUNE 2011 SHARE CAPITAL RETAINED EARNINGS HEDGE RESERVE SHARE-BASED DEFERRED COMPENSATION RESERVE REVALUATION RESERVE FOREIGN CURRENCY TRANSLATION RESERVE TOTAL EQUITY HOLDERS OF THE COMPANY NON-CONTROLLING INTERESTS TOTAL EQUITY

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Balance at 1 July 2010 1,515 1,296(32) 13 (233) (20) 2,539 6 2,545

Net earnings for the year - 164 - - - - 164 2 166

Other comprehensive income/(loss) - - (27) - (48) (19) (94) - (94)

Transfer to retained earnings on disposal of long-term investments - 64 - - (64) - - - -

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

investor.telecom.co.nz | 75

PERFORMANCE

Statement of changes in equity - Parent

For the years ended 30 June 2013 and 2012

2013 2012

PARENT YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS) SHARE CAPITAL NZ$M RETAINED EARNINGS NZ$M SHARE BASED DEFERRED COMPENSATION RESERVE NZ$M TOTAL EQUITY NZ$M SHARE CAPITAL NZ$M RETAINED EARNINGS NZ$M SHARE BASED DEFERRED COMPENSATION RESERVE NZ$M TOTAL EQUITY NZ$M

Balance at 1 July 990 1,010 7 2,007 1,528 130 14 1,672

Net earnings for the year - (110) - (110) - 2,116 - 2,116

Total comprehensive income for the year - (110) - (110) - 2,116 - 2,116

Contributions by and distributions to owners:

Dividends - (350) - (350) - (355) - (355)

Supplementary dividends - (34) - (34) - (47) - (47)

Tax credit on supplementary dividends - 34 - 34 - 47 - 47

Dividend reinvestment plan 23 - - 23 16 - - 16

Shares repurchased for dividend reinvestment plan (8) - - (8) (16) - - (16)

Issuance of shares under share schemes 8 - (5) 3 14 - (7) 7

Share buyback (114) - - (114) (169) - - (169)

Distribution of Chorus shares to shareholders - - - - (383) (881) - (1,264)

Total transactions with owners (91) (350) (5) (446) (538) (1,236) (7) (1,781)

Balance at 30 June 899 550 2 1,451 990 1,010 7 2,007

See accompanying notes to the financial statements.

76 | Telecom Annual Report 2013

Statement of financial position

As at 30 June 2013 and 2012

GROUP PARENT

AS AT 30 JUNE (DOLLARS IN MILLIONS) NOTES 2013 NZ$M 2012 NZ$M 2013 NZ$M 2012 NZ$M

Current assets:

Cash 118 185 - -

Short-term derivative assets 12 5 1 - -

Receivables and prepayments 13 658 684 1 1

Taxation recoverable 4 53 99 84

Inventories 14 53 49 - -

Total current assets 838 972 100 85

Non-current assets:

Long-term investments 15 77 57 7,155 8,129

Long-term receivables and prepayments 13 159 222 - -

Long-term derivative assets 12 1 1 - -

Intangible assets 16 1,071 900 - -

Property, plant and equipment 17 1,347 1,515 - -

Total non-current assets 2,655 2,695 7,155 8,129

Total assets 3,493 3,667 7,255 8,214

Current liabilities:

Accounts payable and accruals 18 819 775 37 69

Taxation payable 6 6 - -

Short-term derivative liabilities 12 1 3 - -

Short-term provisions 19 35 13 - -

Debt due within one year 20 225 407 3,715 4,241

Total current liabilities 1,086 1,204 3,752 4,310

Non-current liabilities:

Deferred tax liabilities 21 146 159 - -

Long-term derivative liabilities 12 22 23 - -

Long-term payables and accruals 18 30 30 - -

Long-term provisions 19 45 20 2,052 1,897

Long-term debt 22 751 605 - -

Total non-current liabilities 994 837 2,052 1,897

Total liabilities 2,080 2,041 5,804 6,207

Equity:

Share capital 23 899 990 899 990

Reserves 23 (504) (495) 2 7

Retained earnings 1,012 1,126 550 1,010

Total equity attributable to equity holders of the Company 1,407 1,621 1,451 2,007

Non-controlling interests 6 5 - -

Total equity 1,413 1,626 1,451 2,007

Total liabilities and equity 3,493 3,667 7,255 8,214

See accompanying notes to the financial statements.

On behalf of the Board

Mark Verbiest, Chairman

Simon Moutter, Chief Executive Officer

Authorised for issue on 22 August 2013

investor.telecom.co.nz | 77

PERFORMANCE

Statement of cash flows

For the years ended 30 June 2013, 2012 and 2011

GROUP PARENT

YEAR ENDED 30 JUNE 2013 2012 2011 2013 2012

(DOLLARS IN MILLIONS) NOTES NZ$M NZ$M NZ$M NZ$M NZ$M

Cash flows from operating activities

Cash was provided from/(applied to):

Cash received from customers 4,164 4,568 5,008 - -

Interest income 28 26 15 - -

Dividend income 42 58 71 - -

Dividends received from subsidiary companies - - - 214 774

Payments to suppliers and employees (3,202) (3,402) (3,421) - -

Income tax paid (79) (120) (127) - -

Interest expense (68) (145) (197) - -

Net cash flows from operating activities 31 885 985 1,349 214 774

Cash flows from investing activities

Cash was provided from/(applied to):

Sale of property, plant and equipment 8 2 3 - -

Insurance proceeds 25 - - - -

Insurance proceeds paid to Chorus (10) - - - -

Sale/(purchase) of businesses (91) 5 76 - -

Sale of and proceeds from long-term investments 2 1 107 - -

Purchase of property, plant and equipment and intangibles (389) (663) (1,005) - -

Capitalised interest paid (7) (8) (16) - -

Net cash flows from investing activities (462) (663) (835) - -

Cash flows from financing activities

Cash was provided from/(applied to):

Debt restructuring costs - (205) - - -

Proceeds from long-term debt 750 300 - - -

Repayment of derivatives - (1,299) (13) - -

Proceeds from derivatives - 961 2 - -

Payments on finance leases (6) (7) - - -

Receipts on finance leases 29 20 - - -

Decrease/(increase) in collateral funds - 110 (89) - -

Repayment of long-term debt (812) (964) (21) - -

Proceeds from short-term debt 694 2,638 663 - -

Repayment of short-term debt (674) (1,511) (749) 136 (434)

Dividends paid (327) (340) (313) (350) (340)

Share repurchase - buyback (134) (149) - - -

Share repurchase - dividend reinvestment plan (8) (16) - - -

Net cash flows from financing activities (488) (462) (520) (214) (774)

Net cash flow (65) (140) (6) - -

Opening cash position 185 324 339 - -

Foreign exchange movements (2) 1 (9) - -

Closing cash position 118 185 324 - -

See accompanying notes to the financial statements.

78 | Telecom Annual Report 2013

Notes to the financial statements

Note 1 Statement of accounting policies

Reporting entity and statutory base

Telecom Corporation of New Zealand Limited is a profit-oriented company registered in New Zealand under the Companies Act 1993 and is an issuer for the purposes of the Financial Reporting Act 1993.

The financial statements presented are those of Telecom Corporation of New Zealand Limited (the Company, Parent or the Parent Company) and its subsidiaries and interests in associates (the Telecom Group, Group or Telecom). The Parent Company financial statements are presented alongside the consolidated financial statements in accordance with the requirements of the Financial Reporting Act 1993.

Nature of operations

Telecom is a major supplier of telecommunications and information, communications and technology (ICT) services in New Zealand and Australia. Telecom provides a full range of telecommunications and ICT products and services, including: local, national, international and value-added telephone services; mobile services, data, broadband services; IT consulting, implementation and procurement, equipment sales; and installation services.

Basis of preparation

These financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. They have been prepared in accordance with the Companies Act 1993 and the Financial Reporting Act 1993 and comply with New Zealand generally accepted accounting practice. They also comply with New Zealand equivalents to International Financial Reporting Standards as appropriate for profit-oriented entities.

These financial statements are expressed in New Zealand dollars, which is the Company’s functional currency. References in these financial statements to ‘$’ and ‘NZ$’ are to New Zealand dollars, references to ‘US$’ and ‘USD’ are to US dollars, references to ‘A$’ and ‘AUD’ are to Australian dollars, references to ‘EUR’ are to Euros, and references to ‘GBP’ are to Pounds Sterling. All financial information has been rounded to the nearest million, unless otherwise stated.

Telecom has changed its reported revenue categories to better reflect how management reports internally. The comparative income statements have been re-presented. The majority of the amounts re-presented relate to the aggregation of revenue previously reported for the years ended 30 June 2012 and

30 June 2011 respectively as local service of NZ$905 million

& NZ$955 million, calling NZ$754 million & NZ$928 million, interconnection of NZ$104 million & NZ$195 million, data of NZ$527 million & NZ$574 million, broadband and internet of NZ$454 million & NZ$487 million and resale of NZ$143 million

& NZ$235 million as fixed revenue, less NZ$25 million &

NZ$109 million of revenue from these categories which has now been reported in mobile revenue. There is no change to the total reported revenue as a result of these changes.

Telecom has re-presented its comparative segment results to reflect the discontinuation of the ‘Full Cost Apportionment’ (FCA) allocation process with effect from 1 July 2012. While certain costs are still allocated internally, the process of substantially allocating all the costs from Technology and Shared Services (T&SS) and certain Corporate costs to customer-facing business units has ceased. These costs instead remain within the T&SS and Corporate results. For the year ended 30 June 2012, NZ$468 million of revenue charges from T&SS and Corporate to Wholesale & International, Retail and Gen-i now remain in T&SS and Corporate (year ended 30 June 2011: $406 million). Telecom has also re-presented the comparative segment results for certain external interconnection revenues and costs previously recognised in Wholesale and then on-charged to other business units. These costs and revenues are now directly recognised in the relevant business unit. For the year ended 30 June 2012 NZ$47 million of interconnection revenue and NZ$35 million of interconnection cost is now recognised directly in Retail and Gen-i (year ended

30 June 2011: NZ$135 million of revenue and NZ$134 million of cost). There is no change to the overall Group reported result as a result of these changes. Certain other comparative information has also been reclassified to conform with the current period’s presentation.

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

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled directly or indirectly by the Telecom Group. All significant intercompany accounts and transactions are eliminated on consolidation. Where an entity becomes or ceases to be a subsidiary during the year, the results of that entity are included in the net earnings of the Telecom Group from the date that control commenced or until the date that control ceased.

Associates

Associates are entities in which the Telecom Group has significant influence, but not control, over the operating and financial policies. Associates are accounted for in the consolidated financial statements using the equity method,

investor.telecom.co.nz | 79

PERFORMANCE

whereby Telecom’s share of the post-acquisition net earnings of associates is included in consolidated earnings before income tax. Where the equity accounted carrying amount of an investment in an entity falls below zero, the equity method of accounting is suspended and the investment is recorded at zero, except where there is a legal or constructive obligation to fund those losses, in which case losses are recorded and a liability is recognised. If this occurs, the equity method of accounting is not resumed until such time as Telecom’s share of losses and reserves not recognised during the financial years in which the equity method was suspended, are offset by the current share of earnings and reserves.

Jointly controlled assets

When Telecom shares the control of an asset with another entity, Telecom recognises its share of assets. In addition, the Telecom Group recognises its share of liabilities, expenses and income from the use and output of the jointly controlled asset.

Foreign currency transactions

Transactions denominated in a foreign currency are converted at the functional currency exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates existing at the balance date. Exchange differences arising on the translation of monetary assets and liabilities, including foreign currency accounts payable and receivable, are recognised in the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction.

Exchange gains and losses arising on contracts entered into as qualifying hedges of highly probable forecast capital transactions are recognised in other comprehensive income and subsequently included in the initial measurement of the cost of the asset.

Other derivative transactions that provide effective economic hedges under the risk management policies of the Group, but which do not qualify for hedge accounting, are recognised immediately in the income statement.

Translation of foreign group entities

The financial statements of each of the Telecom Group’s subsidiaries are prepared in the functional currency of that entity. Functional currency is determined for each entity based on factors such as the principal trading or financing currency. Assets and liabilities of these entities are translated at exchange rates existing at balance date. Revenue and expenses are translated at rates approximating the exchange rates ruling at the dates of the transactions. The exchange gain or loss arising on translation is recorded in other comprehensive income and accumulated in the foreign currency translation reserve in equity.

Revenue recognition

Telecom recognises revenue as it provides services or delivers products to customers. Billings for telecommunications services (including fixed line, mobile, broadband and internet access billings) are made on a monthly basis. Unbilled revenue from the billing cycle date to the end of each month is recognised as revenue during the month the service is provided. Revenue is deferred in respect of the portion of fixed monthly charges that have been billed in advance. Revenue from the sale of prepaid mobile credit is initially deferred, with recognition occurring when the prepaid credit is used by the customer. Revenue from installations and connections is recognised upon completion of the installation or connection. Revenue from equipment sales is recognised upon delivery of equipment to the customer. Where multiple products or services are bundled together on sale, revenue is allocated to each element in proportion to its fair value and recognised as appropriate for that element. Revenue is recognised to the extent that it is not contingent on the provision or delivery of a future service.

In determining whether revenue is recognised on a gross or net basis for value added services, Telecom applies an agent versus principal assessment test, where revenue is recognised on a net basis when Telecom is acting as an agent and on a gross basis when Telecom is acting as the principal.

Revenue from contractual arrangements, including contracts to design and build ICT solutions, is recognised by reference to the stage of completion method, when the outcome of the arrangement can be estimated reliably. Telecom uses appropriate measures of the stage of completion, such as services performed to date as a percentage of total services to be performed, or the proportion that costs incurred to date bear to the estimated total costs of the transaction. When the outcome of a transaction, or achievement of milestones, cannot be estimated reliably and it is not probable that the costs incurred will be recovered, revenue is not recognised and the costs incurred are recognised as an expense.

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

80 | Telecom Annual Report 2013

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

Share-based compensation

Telecom operates a number of share-based compensation plans that are equity settled (see note 25 for details). The fair value of the employee services received in exchange for the grant of equity instruments is recognised as an expense with a corresponding entry in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments on grant date, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of equity instruments that are expected to become exercisable. At each balance sheet date Telecom revises its estimates of the number of equity instruments that are expected to vest. Telecom recognises the impact of the revision of original estimates, if any, in the income statement.

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

Deferred taxation is recognised using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, except for temporary differences arising on initial recognition of an asset or liability (unless arising in a business combination or impacting profit or loss). Future tax benefits are recognised where realisation of the asset is probable. Deferred tax is determined based on tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Current and deferred tax is recognised in the income statement, except when the tax relates to items charged or credited directly in equity or other comprehensive income, in which case the tax is also recognised in equity and other comprehensive income.

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

Junctions and trunk transmission systems 10 - 50 years

Switching equipment 5 - 12 years

Customer premises equipment 3 - 5 years

Other network equipment 2 - 25 years

Buildings 9 - 50 years

Motor vehicles 6 years

Furniture and fittings 2 - 25 years

Computer equipment 3 - 5 years

investor.telecom.co.nz | 81

PERFORMANCE

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

Telecom is a lessee of certain plant, equipment, land and buildings under both operating and finance leases. Lease costs relating to operating leases are recognised on a straight-line basis over the life of the lease. Finance leases, which effectively transfer to Telecom substantially all the risks and benefits of ownership of the leased assets, are capitalised at the lower of the leased asset’s fair value or the present value of the minimum lease payments at inception of the lease. The leased assets and corresponding liabilities are recognised in the statement of financial position, leased assets are depreciated over their estimated useful lives.

Intangible assets

The cost of acquiring an intangible asset with a finite life is amortised from the date the underlying asset is held ready for use on a straight-line basis over its estimated useful life, which is as follows:

Software 2 - 8 years

Capacity purchases 15 - 25 years

Spectrum licences 20 years

Customer contracts 7-8 years

Other intangibles 5 - 80 years

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

Property, plant and equipment and finite-life intangible assets

At each reporting period date, management reviews the carrying amounts of property, plant and equipment and finite-life intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, management estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, a level that will not exceed the carrying amount that would have been determined had no impairment loss been recognised. A reversal of an impairment loss is then recognised immediately in the income statement.

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

82 | Telecom Annual Report 2013

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

Financial assets at amortised cost

Non-derivative financial assets are classified and measured at amortised cost when the asset is held within a business model whose objective is to collect the contractual cash flows and those contractual cash flows consist solely of payments of principal and interest on specified dates. Assets measured at amortised cost are initially measured at fair value and subsequently measured at amortised cost using the effective interest method less any impairment losses. Trade accounts receivable are recorded initially at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment loss due to doubtful accounts. The amount of the provision is the difference between the asset’s unamortised cost and the present value of estimated future cash flows, discounted at an effective interest rate.

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

investor.telecom.co.nz | 83

PERFORMANCE

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

Business combinations

Business combinations are accounted for using the acquisition method at the date on which control is transferred to the Group (the acquisition date). Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Management recognises goodwill at the acquisition date if the fair value of the consideration transferred exceeds the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed. When the excess is negative, a bargain purchase gain is recognised immediately in profit or loss.

Transactions costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. For an operation to be held for sale it must be available for sale in its current condition and its sale must be highly probable. When an operation is classified as a discontinued operation, the comparative income statement is re-presented as if the operation had been discontinued from the start of the comparative period.

Statement of cash flows

For the purposes of the statement of cash flows, cash is considered to be cash on hand, in banks and cash equivalents, net of bank overdrafts and highly liquid investments that are readily convertible to known amounts of cash that are subject to an insignificant risk of changes in values. Cash excludes collateral pledged, discussed in note 26, which is separately disclosed as collateral funds.

Cash flows from certain items are disclosed net due to the short-term maturities and volume of transactions involved. The net external cash flows attributable to discontinued operations are presented in note 9.

Segment reporting

The determination of Telecom’s operating segments and the information reported for the operating segments is based on the management approach as set out in NZ IFRS 8, ‘Operating Segments’. Telecom’s CEO has been identified as Telecom’s chief operating decision-maker for the purpose of applying NZ IFRS 8.

Changes in accounting policies

Telecom has adopted amendments to NZ IAS 1 ‘Presentation of financial statements - presentation of other comprehensive income’ for these financial statements. These amendments require grouping of items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss in subsequent periods.

Critical accounting estimates

The preparation of these financial statements in conformity with NZ IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The principal areas of judgement in preparing these financial statements are set out below.

Assessment of goodwill

The carrying value of goodwill is assessed at least annually to determine if it is impaired. Performing this assessment generally requires management to estimate future cash flows to be generated by the related investment or cash-generating unit, which entails making judgements, including the expected rate of growth of revenues, margins expected to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows.

84 | Telecom Annual Report 2013

At 30 June 2013 Telecom had NZ$171 million of goodwill on its balance sheet (30 June 2012: NZ$106 million). The composition of this balance, by cash-generating unit, is set out in note 16 to these financial statements. No goodwill impairment arose as a result of the impairment review for the years ended 30 June 2013, 30 June 2012 and 30 June 2011.

Any future adverse impacts arising in assessing the carrying value of Telecom’s goodwill could lead to future goodwill impairment that could affect future earnings.

Revenue recognition

All areas of revenue recognition referred to in this note are assessed as critical accounting policies by management, as estimates and assumptions made can materially affect the financial statements. Examples of the key revenue lines subject to management’s judgement include:

Mobile (including subsidy recognition), access, calling, data and broadband revenues - in revenue arrangements, including multiple deliverables, the deliverables are assigned to separate units of accounting and the consideration is allocated based on its relative fair value. Determining these fair values can be complex and is subject to judgement.

IT services and certain data revenues - the revenue recognition on contracts that span more than one accounting period may be impacted by estimates of the total costs, ultimate profitability or other appropriate inputs. Assessing contracts on a percentage of completion basis requires judgement to be exercised over future costs, profitability or other milestones. These revenues are also subject to ongoing profitability reviews of underlying contracts in order to determine whether the latest estimates applied remain appropriate.

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

The determination of any impairment of assets is based on a large number of factors, such as those referred to above, as well as changes in current competitive conditions, expectations of growth in the telecommunications industry, the discontinuance of services and other changes in circumstances that indicate an impairment exists.

Assessing whether an asset is impaired may involve estimating the future cash flows that the asset is expected to generate. The key judgements include rates of expected revenue growth or decline, expected future margins and the selection of an appropriate discount rate for valuing future cash flows. Further, judgements have to be made regarding the expected utilisation period, which is closely linked to the regulatory environment. At 30 June 2013 property, plant and equipment and finite-life intangible assets had a carrying value of NZ$2,247 million (30 June 2012: NZ$2,309 million). During the year ended

30 June 2013 Telecom recognised an impairment charge totalling NZ$38 million, of which NZ$26 million is as a direct result of Telecom re-setting its strategy as work on certain projects has ceased. No impairment arose as a result of the review of the carrying value of Telecom’s assets for the years ended 30 June 2012. During the year ended 30 June 2011 Telecom recognised an impairment charge totalling NZ$257 million (NZ$42 million of which related to discontinued operations) due to the combined effect of the move to a fibre-oriented world and regulatory developments.

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

At 30 June 2013 Telecom had NZ$356 million of unrestricted tax losses and other temporary differences not currently recognised (30 June 2012 NZ$375 million). An increase in Telecom’s expected future taxable profits in certain jurisdictions or a change in tax law relating to these unrecognised losses could result in additional deferred tax assets being recognised.

Changes in tax laws may have a profound impact on Telecom’s taxation charges, assets, liabilities and cash flows.

Provisions and contingent liabilities

Management consults with legal counsel on matters related to litigation, with respect to matters in the ordinary course of business. In respect of all claims and litigation, Telecom provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. Telecom’s provisions principally relate to obligations arising from: property rationalisation programmes, restructuring programmes, claims and litigation. Estimates have been made of the cost of vacant properties and of any shortfall arising from any sub-lease income being lower than the lease cost, any such shortfall is recognised as a provision. Refer to note 19 for details on Telecom’s provisions.

investor.telecom.co.nz | 85

PERFORMANCE

Note 2 Segmental reporting

Telecom’s operating segments at 30 June 2013 consisted of the following:

Retail - provider of fixed line, mobile and internet services to consumers and the small/medium business market;

Wholesale & International - provider of voice, mobile, interconnect, managed data and international products and services to telecommunications service providers;

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

As noted in note 1 Telecom has re-presented its comparative segments results to reflect the discontinuation of Full Cost Apportionment (FCA), as well as a number of external interconnection revenues and costs historically recognised in Wholesale & International being allocated directly to the business unit the revenue or expense relates to. All internal transactions are eliminated on consolidation.

The segment results disclosed are based on those reported to Telecom’s CEO and are how Telecom analyses its business results. Segment results are measured based on net earnings before depreciation, finance income and costs, associates’ profits/losses and taxation expense. None of these items are assessed on a segment basis by Telecom’s CEO.

The financial information of each segment is set out below:

TOTAL

WHOLESALE & OPERATING

YEAR ENDED 30 JUNE 2013 INTERNATIONAL RETAIL GEN-i T&SS AAPT SEGMENTS

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Fixed 494 1,099 471 3 468 2,535

Mobile 11 697 213 - 5 926

IT Services 2 2 523 - - 527

Other 22 27 1 49 4 103

Other gains - - 2 5 1 8

Internal revenue 65 2 51 - 37 155

Total operating revenue and other gains 594 1,827 1,261 57 515 4,254

Segment Result 224 718 370 (287) 74 1,099

TOTAL

WHOLESALE & OPERATING

YEAR ENDED 30 JUNE 2012 INTERNATIONAL RETAIL GEN-i T&SS AAPT SEGMENTS

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Fixed 544 1,199 515 2 602 2,862

Mobile 6 698 226 - 10 940

IT Services 1 2 540 - - 543

Other 22 23 1 57 6 109

Other gains 6 3 4 5 - 18

Internal revenue 72 3 49 3 46 173

Total operating revenue and other gains 651 1,928 1,335 67 664 4,645

Segment Result 221 728 389 (306) 88 1,120

86 | Telecom Annual Report 2013

TOTAL

WHOLESALE & OPERATING

YEAR ENDED 30 JUNE 2011 INTERNATIONAL RETAIL GEN-i T&SS AAPT SEGMENTS

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Fixed 588 1,277 588 - 812 3,265

Mobile 9 711 208 - 18 946

IT Services 1 4 551 - - 556

Other 21 23 8 65 4 121

Other gains - - - 22 - 22

Internal revenue 109 - 47 10 66 232

Total operating revenue and other gains 728 2,015 1,402 97 900 5,142

Segment Result 206 718 364 (305) 90 1,073

Reconciliation from segment operating revenue and other gains to consolidated operating revenues and other gains

YEAR ENDED 30 JUNE 2013 2012 2011

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M

Segment operating revenue and other gains 4,254 4,645 5,142

Less operating revenue from internal customers (155) (173) (232)

Other gains not allocated for segmental reporting (note 6) 21 36 23

Dividends (note 3) 56 58 71

Other revenue not allocated for segmental reporting 13 10 -

Operating revenues and other gains (continuing operations) 4,189 4,576 5,004

Reconciliation from segment result to consolidated net earnings/(loss) before income tax

YEAR ENDED 30 JUNE 2013 2012 2011

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M

Segment result 1,099 1,120 1,073

Net result of corporate revenue and expenses (62) (72) (78)

Other gains not allocated for segmental reporting (note 6) 21 36 23

Other expenses not allocated for segmental reporting (note 6) (110) (5) (42)

Asset impairments not allocated for segmental reporting (note 6) (26) - (215)

Finance income (note 7) 32 26 15

Finance expense (note 7) (74) (106) (152)

Depreciation (332) (363) (468)

Amortisation (207) (213) (240)

Share of associates’ net profit - - 1

Net earnings/(loss) before income tax (continuing operations) 341 423 (83)

investor.telecom.co.nz | 87

PERFORMANCE

Geographic information

Telecom’s principal geographical regions are New Zealand and Australia. The operating revenue by region is based on where services are provided.

AS AT AND FOR THE YEAR ENDED 30 JUNE 2013 NEW ZEALAND AUSTRALIA OTHER TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Operating revenue from external customers 3,494 539 127 4,160

Property, plant and equipment 1,058 268 21 1,347

Intangible assets 1,048 18 5 1,071

AS AT AND FOR THE YEAR ENDED 30 JUNE 2012 NEW ZEALAND AUSTRALIA OTHER TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Operating revenue from external customers1 3,594 694 213 4,501

Property, plant and equipment 1,189 323 3 1,515

Intangible assets 853 22 25 900

1 Operating revenue from external customers excludes revenues from discontinued operations of NZ$21 million.

AS AT AND FOR THE YEAR ENDED 30 JUNE 2011 NEW ZEALAND AUSTRALIA OTHER TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Operating revenue from external customers1 3,654 968 286 4,908

Property, plant and equipment 3,494 373 25 3,892

Intangible assets 1,058 29 7 1,094

1 Operating revenue from external customers excludes revenues from discontinued operations of NZ$51 million.

Note 3 Operating revenues and other gains

GROUP PARENT

YEAR ENDED 30 JUNE 2013 2012 2011 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Sale of goods 159 190 124 - -

IT procurement revenues 218 216 222 - -

Rendering of services 3,727 4,058 4,542 - -

Dividends 56 58 71 214 774

Other gains (note 6) 29 54 45 - 1,556

Total operating revenues and other gains 4,189 4,576 5,004 214 2,330

88 | Telecom Annual Report 2013

Note 4 Fixed and other operating revenues

GROUP PARENT

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS) 2013 NZ$M 2012 NZ$M 2011 NZ$M 2013 NZ$M 2012 NZ$M

Fixed revenues

Access 829 863 885 - -

Voice/Calling 741 888 1,070 - -

Broadband 431 497 532 - -

Data 398 397 443 - -

Other 136 217 335 - -

2,535 2,862 3,265 - -

Other operating revenues

Miscellaneous other 113 119 121 - -

Dividend income 56 58 71 214 774

169 177 192 214 774

Note 5 Operating expenses

Labour

Included in labour costs are pension contributions of NZ$11 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (30 June 2012: NZ$11 million; 30 June 2011: NZ$14 million). Telecom also made employer contributions of NZ$8 million under the KiwiSaver and Company Tax Rate Amendments Act 2007 in the year ended 30 June 2013 (30 June 2012: NZ$7 million; 30 June 2011: NZ$6 million). Telecom has no other significant obligations to provide pension benefits in respect of employees.

Other operating expenses

YEAR ENDED 30 JUNE 2013 2012 2011

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M

Other operating expenses

Direct costs 80 105 122

Mobile acquisition, updates and dealer commissions 337 336 244

Procurement and IT services expenses 319 317 337

Broadband and internet 248 251 277

Field services 39 51 53

Computer costs 81 89 158

Accommodation and co-location 138 152 178

Advertising, promotions and communication 74 65 68

Bad debts 16 9 18

Other 152 160 140

1,484 1,535 1,595

investor.telecom.co.nz | 89

PERFORMANCE

Key management personnel costs

GROUP YEAR ENDED 30 JUNE 2013 NZ$000s 2012 NZ$000s 2011 NZ$000s

Directors’ remuneration 1,239 1,200 1,491

Salary and other short-term benefits1 8,274 11,396 15,980

Redundancy and termination payments 1,883 2,319 568

Long-term incentives and share-based compensation2 2,644 1,794 5,595

14,040 16,709 23,634

1 Includes short-term benefits paid on termination.

2 Excludes long-term incentives vesting during the year ended 30 June 2013 as such incentives were accounted for in the financial year in which they were granted.

The table above includes remuneration of the CEO and the other members of the Leadership Team, including amounts paid to members of the Leadership Team who left during the year ended 30 June 2013 or were in acting Leadership Team positions.

Auditors’ remuneration

GROUP YEAR ENDED 30 JUNE 2013 NZ$000s 2012 NZ$000s 2011 NZ$000s

Fees billed by principal accountants:

Audit fees 2,754 3,074 3,066

Audit-related fees 196 1,943 2,851

Other - 1,127 -

2,950 6,144 5,917

Donations

Donations for the year ended 30 June 2013 was NZ$2,979,000 (30 June 2012: NZ$3,082,000; 30 June 2011: NZ$588,000) which included Telecom’s donation to the Telecom Foundation of NZ$2,438,000 and payroll giving matching of NZ$398,000. No donations were made to political parties in New Zealand for the year ended 30 June 2013 (30 June 2012: nil; 30 June 2011: nil).

90 | Telecom Annual Report 2013

Note 6 Other gains, expenses and impairment

GROUP PARENT

YEAR ENDED 30 JUNE 2013 2012 2011 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Other gains

Other gains 5 8 22 - -

Settlement on insurances 15 8 - - -

Gain on sale 3 10 23 - -

Gain on winding up of foreign operation 6 28 - - -

Gain on distribution of Chorus shares - - - - 726

Adjustment to provision for intercompany balances - - - - 830

29 54 45 - 1,556

Asset impairments

Impairment of work in progress 25 - - - -

Impairment of software 4 - 154 - -

Impairment of buildings 6 - - - -

Impairment of telecommunications equipment and plant 2 - 61 - -

Impairment of other assets 1 - - - -

Impairment of intercompany balances - - - - 117

38 - 215 - 117

Other expenses

Restructuring (severances) 38 - - - -

Restructuring (surplus lease costs) 42 - - - -

Restructuring (other) 21 - - - -

Natural disaster costs 9 5 42 - -

Adjustment to provision for intercompany balances - - - 154 -

110 5 42 154 -

investor.telecom.co.nz | 91

PERFORMANCE

Other gains

Other gains

In the year ended 30 June 2013 other gains of NZ$5 million (30 June 2012: NZ$8 million, 30 June 2011: NZ$22 million) represented various resolutions and settlements reached with a supplier.

Settlement on insurance

In the year ended 30 June 2013 NZ$15 million was received from insurers in relation to the Canterbury earthquakes (30 June 2012: NZ$8 million).

Gain on sale

In the year ended 30 June 2013 the gain on sale of NZ$3 million comprised:

NZ$2 million gain on the sale of Davanti Consulting; and

NZ$1 million gain on sale of Telecom’s share of Community Telco Australia Pty Limited.

In the year ended 30 June 2012 the gain on sale of NZ$10 million comprised:

NZ$4 million gain on the sale of the Gen-i Software Solutions business; and

NZ$6 million gain on the sale of cable capacity.

In the year ended 30 June 2011 the gain on sale of NZ$23 million comprised:

NZ$18 million (A$15 million) gain on the sale of AAPT’s consumer division; and

NZ$5 million (A$4 million) gain on the sale of Telecom’s share in Yahoo!Xtra New Zealand Limited.

Gain on winding up of foreign operation

In the year ended 30 June 2013 a gain of NZ$6 million was recycled from the foreign currency translation reserve on the liquidation of Telecom Southern Cross Finance Limited (30 June 2012: NZ$28 million gain on the winding up of the Australian branch of TCNZ Finance Limited).

Other expenses

Restructuring

In the year ended 30 June 2013 Telecom incurred restructuring costs of NZ$101 million and impairment charges of NZ$26 million associated with implementing its new strategy.

Restructuring costs included:

NZ$38 million of labour costs;

NZ$42 million of surplus lease costs on office and network buildings no longer required; and

NZ$21 million of other restructuring costs.

Natural disaster costs

In the year ended 30 June 2013 NZ$9 million (30 June 2012: NZ$5 million; 30 June 2011: NZ$42 million) of costs were recognised in relation to the Canterbury earthquakes. These costs were comprised of incremental operational costs incurred, customer credits and asset impairments. Part of these costs have been recovered through Telecom’s insurance arrangements.

Asset impairments

In the year ended 30 June 2013 there was a non-cash impairment charge totalling NZ$38 million of the carrying value of certain property, plant and equipment and intangible assets. NZ$26 million of these impairments are as a direct result of Telecom re-setting its strategy as work on certain projects has ceased. The remaining NZ$12 million of impairments relates to assets whose future economic benefit is assessed as being lower than the assets’ carrying value. Included in impairment of work in progress is NZ$14 million of expenditure incurred in the year ended 30 June 2013. In the year ended 30 June 2012 there were no impairments. In the year ended 30 June 2011 there was a non-cash impairment charge totalling NZ$215 million of the carrying value of certain property, plant and equipment and intangible assets from continuing operations. NZ$42 million impairment was included in discontinued operations (see note 9). Total impairment recognised in the year ended 30 June 2011 was NZ$257 million. Certain material assets from the following programmes were assessed as being impaired at 30 June 2011:

FNT - a regulatory programme to replace traditional PSTN voice with a VoIP service over copper broadband; and Retail NGT Stage 1 - Telecom’s Retail NGT programme related to the delivery of a new customer relationship management and billing capability system.

Parent Company

Intercompany balances

The parent company recognised a loss of NZ$154 million (30 June 2012: gain of NZ$830 million) representing the movement in the value of a provision reflecting intercompany obligations of subsidiary companies assumed by the Parent Company. This loss arose due to an increase in obligations assumed by the Parent Company under a letter of support over subsidiary intercompany debts.

In the year ended 30 June 2012 the Parent Company wrote down its investments in subsidiaries by NZ$117 million. The parent company also recognised a NZ$726 million non-cash gain on the demerger.

92 | Telecom Annual Report 2013

Note 7 Finance income and expense

This note should be read in conjunction with note 9, discontinued operations. Unless otherwise stated, the numbers below include interest income and expense from continuing operations. Interest expense on Euro Medium Term Notes that transferred to Chorus is included in note 9.

GROUP PARENT

YEAR ENDED 30 JUNE 2013 2012 2011 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Finance income:

Interest income from cash and deposits 10 11 8 - -

Finance lease income 21 14 4 - -

Other interest income 1 1 3 - -

Interest income on loans to subsidiary companies - - - 273 323

Finance income 32 26 15 273 323

Finance expense:

Finance expense on long-term debt:

- Euro Medium Term Notes (EMTN)1 6 48 106 - -

- TeleBonds 35 40 41 - -

- Domestic notes 9 - - - -

- Bank funding 12 - - - -

Revaluation of interest rate derivatives - 3 - - -

Other interest and finance expenses 19 23 21 - -

Interest expense on loans from subsidiary companies - - - 509 457

81 114 168 509 457

Less interest capitalised (7) (8) (16) - -

Finance expense 74 106 152 509 457

1 Includes NZ$2 million transferred from the cash flow hedge reserve for the year ended 30 June 2013 (30 June 2012: NZ$19 million; 30 June 2011: NZ$73 million; of which NZ$49 million related to continuing operations).

Interest is capitalised on property, plant and equipment and intangible assets under development at an annualised rate of 6.0% (30 June 2012: 7.7%; 30 June 2011: 7.7%).

investor.telecom.co.nz | 93

PERFORMANCE

Note 8 Income tax

The income tax credit/(expense) for continuing operations is determined as follows:

GROUP PARENT

YEAR ENDED 30 JUNE 2013 2012 2011 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Income statement

Current income tax

Current year income tax credit/(expense) (126) (228) (34) 66 37

Adjustments in respect of prior periods (2) 28 (8) - -

Deferred income tax

Depreciation 17 124 50 - -

Provisions, accruals, tax losses and other (3) (14) (9) - -

Adjustments in respect of prior periods 11 (22) 6 - -

Reduction in tax rate - - (1) - -

Income tax credit/(expense) recognised in income statement (continuing operations) (103) (112) 4 66 37

Statement of comprehensive income

Current income tax

Current year income tax credit - 5 17 - -

Fair value of derivative financial instruments (3) (21) 13 - -

Income tax credit/(expense) recognised in other comprehensive income (3) (16) 30 - -

94 | Telecom Annual Report 2013

Reconciliation of income tax expense (continuing operations)

GROUP PARENT

YEAR ENDED 30 JUNE 2013 2012 2011 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Net earnings/(loss) for the year (continuing operations) 238 311 (79) (110) 2,116

Total income tax credit/(expense) (continuing operations) (103) (112) 4 66 37

Net earnings before income tax 341 423 (83) (176) 2,079

Tax at current rate of 28% (2012: 28%; 2011: 30%) (95) (118) 25 49 (582)

Adjustment to taxation

Non-deductible items (2) (1) (3) (43) 402

Tax effects of non-New Zealand profits 7 2 (11) - -

Non-taxable intercompany dividends - - - 60 217

Reduction in tax rate - - (1) - -

Adjustments in respect of prior periods 9 6 (2) - -

Current year losses not recognised (25) (7) (5) - -

Other 3 6 1 - -

Total income tax credit/(expense) (continuing operations) (103) (112) 4 66 37

Income tax effects relating to each component of other comprehensive income/(loss)

2013 2012 2011

TAX TAX TAX

GROUP BEFORE CREDIT/ NET OF BEFORE CREDIT/ NET OF BEFORE CREDIT/ NET OF

YEAR ENDED 30 JUNE TAX (EXPENSE) TAX TAX (EXPENSE) TAX TAX (EXPENSE) TAX

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Translation of foreign operations (26) - (26) (16) 3 (13) (20) 12 (8)

Hedge of net investment - - - (5) 2 (3) (16) 5 (11)

Reclassified to the income statement on disposal of foreign operation (6) - (6) (28) - (28) - - -

Revaluation of long-term investments 22 - 22 (68) - (68) (48) - (48)

Cash flow hedges (see note 26) 9 (3) 6 74 (21) 53 (40) 13 (27)

Other comprehensive income/(loss) for the year (1) (3) (4) (43) (16) (59) (124) 30 (94)

investor.telecom.co.nz | 95

PERFORMANCE

Note 9 Discontinued operations

Telecom successfully completed the demerger of Chorus effective from 1 December 2011. The Group income statement and comparatives have been re-presented to show the Chorus results to 30 November 2011 as a discontinued operation, separately from Telecom’s continuing operations. The discontinued operation results for the periods presented in the income statement are as follows:

YEAR ENDED 30 JUNE1 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) 2012 NZ$M 2011 NZ$M

Operating revenues and other gains

Fixed 66 138

Other operating revenues 13 31

Internal revenues from Telecom continuing operations 417 963

496 1,132

Operating expenses

Labour (17) (37)

Other operating expenses (137) (243)

Internal costs with Telecom continuing operations (21) (51)

Asset impairments - (42)

Depreciation (84) (265)

Amortisation (21) (54)

Net finance costs (20) (51)

Net earnings before income tax 196 389

Income tax expense (55) (115)

Net earnings for the period- before demerger-related items 141 274

Demerger-related items:

Gain on distribution of Chorus shares 764 -

Debt restructuring costs (110) -

Demerger and UFB costs (50) (29)

Net gain on asset arrangements between Chorus and Telecom 68 -

Tax benefit on demerger-related items 33

Total demerger related items 705 (29)

Earnings from discontinued operations attributable to equity 846 245

Basic earnings per share (in cents) 44 13

Diluted earnings per share (in cents) 44 13

1 Year ended 30 June 2012 includes Chorus operations to 30 November 2011.

The NZ$764 million non-cash gain on demerger of Chorus relates to the difference between the fair value (NZ$1,264 million) and book value (NZ$500 million) of the net assets derecognised on distribution of Chorus shares to shareholders, as required by NZ IFRIC 17: Distribution of Non-cash Assets to Owners.

Debt restructuring costs of NZ$110 million comprise NZ$36 million of fees that are an economic cost to Telecom and NZ$74 million of costs that relate to the realisation of economic positions held by Telecom.

96 | Telecom Annual Report 2013

Demerger and UFB costs were NZ$50 million in the year ended 30 June 2012 and NZ$29 million in the year ended 30 June 2011. These costs include advisers’ fees (including legal, accounting, investment banking fees and independent expert report costs) and separation-related costs.

Net non-cash gains by Telecom on asset arrangements between Chorus and Telecom of NZ$68 million in the year ended 30 June 2012 included net gains on entering into new finance lease arrangements with Chorus on demerger, and gains on jointly controlled asset arrangements with Chorus.

The NZ$42 million asset impairment in the year ended 30 June 2011 related to Wholesale FMO assets based on Telecom’s expectation that the service improvement programme proposal under Variation Four would proceed and therefore certain regulatory assets were considered stranded.

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

Long-term derivatives and liabilities 56

Total liabilities 1,865

Net assets of discontinued operations at date of demerger 500

The cash flows of the discontinued operations are as follows:

YEAR ENDED 30 JUNE 2012 2011

(DOLLARS IN MILLIONS) NZ$M NZ$M

Net cash flows from operating activities1 (174) (274)

Net cash flows from investing activities (146) (407)

Net cash flows from financing activities 234 -

Net cash flows from discontinued operations (86) (681)

1 Pre-demerger revenue received and expenses paid between the discontinued operations and continuing operations was not settled in cash and is therefore excluded from the cash flows from discontinued operations above.

investor.telecom.co.nz | 97

PERFORMANCE

Note 10 Earnings per share

GROUP YEAR ENDED 30 JUNE 2013 NZ$M 2012 NZ$M 2011 NZ$M

Basic and diluted earnings per share continuing operations

Numerator:

Net earnings for the year (NZ$m) continuing operations 238 311 (79)

Less net earnings attributable to non-controlling interests (2) (2) (2)

Net earnings attributable to equity holders (NZ$m) continuing operations 236 309 (81)

Denominator - weighted average ordinary shares (in millions) 1,845 1,918 1,924

Basic earnings per share (in New Zealand dollars) continuing operations:

From net earnings attributable to equity holders 0.13 0.16 (0.04)

Diluted earnings per share (in New Zealand dollars) continuing operations:

Denominator (in millions)

Ordinary shares 1,845 1,918 1,924

Options 2 4 4

1,847 1,922 1,928

Diluted earnings per share - continuing operations 0.13 0.16 (0.04)

Basic earnings per share

Numerator:

Net earnings for the year (NZ$m) 238 1,157 166

Less net earnings attributable to non-controlling interests (2) (2) (2)

Net earnings attributable to equity holders (NZ$m) 236 1,155 164

Denominator - weighted average ordinary shares (in millions) 1,845 1,918 1,924

Basic earnings per share (in New Zealand dollars):

From net earnings attributable to equity holders 0.13 0.60 0.09

Diluted earnings per share

Denominator (in millions)

Ordinary shares 1,845 1,918 1,924

Options 2 4 4

1,847 1,922 1,928

Diluted earnings per share (in New Zealand dollars):

From net earnings attributable to equity holders 0.13 0.60 0.09

Antidilutive potential shares (in millions)

Options - 1 1

98 | Telecom Annual Report 2013

Note 11 Dividends

Dividends declared and provided by the Parent Company are as follows:

PARENT

YEAR ENDED 30 JUNE 2013 2012

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) NZ$M NZ$M

Previous year second half dividend paid 204 182

Supplementary dividend 20 24

First half year dividend paid 146 173

Supplementary dividend 14 23

384 402

Second half year dividend declared subsequent to balance date not provided for (see note 33) 164 204

Dividends per share paid in the year (excluding supplementary dividends) NZ$0.190 NZ$0.185

Telecom receives an equivalent tax credit from Inland Revenue for the amount of supplementary dividends paid.

The following summary is based on tax laws of New Zealand as at 30 June 2013 and is subject to changes in New Zealand tax law, including changes that could have retroactive effect. Shareholders should seek taxation advice on the taxation treatment of their dividends. In general, shareholders may be subject to income tax on dividends received from Telecom under the relevant taxation laws to which they are subject.

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

Note 12 Derivatives

GROUP

YEAR ENDED 30 JUNE 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M

Short-term derivative assets:

Forward exchange contracts 4 1

Currency options 1 -

5 1

Long-term derivative assets:

Forward exchange contracts - 1

Interest rate swaps 1 -

1 1

Short-term derivative liabilities:

Forward exchange contracts (1) (3)

(1) (3)

Long-term derivative liabilities:

Interest rate swaps (1) (6)

Cross-currency interest rate swaps (21) (17)

(22) (23)

investor.telecom.co.nz | 99

PERFORMANCE

Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates and interest rates.

The notional values of contract amounts outstanding are as follows:

GROUP

YEAR ENDED 30 JUNE 2013 2012

(DOLLARS IN MILLIONS) CURRENCY MATURITIES NZ$M NZ$M

Cross-currency interest rate swaps NZD:GBP 2018 - 2020 110 110

Interest rate swaps NZD 2018 - 2020 210 110

Forward exchange contracts NZD:AUD 2013 - 2014 27 34

NZD:USD 2013 - 2014 131 95

NZD:EUR 2013 - 2014 43 27

Other 2013 - 2014 25 47

Currency options NZD:EUR 2013 3 19

NZD:USD 2013 9 24

NZD:AUD 2013 1 9

Note 13 Receivables and prepayments

GROUP PARENT

YEAR ENDED 30 JUNE 2013 2012 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Short-term receivables and prepayments:

Trade receivables 369 422 - -

Less allowance for doubtful accounts receivable (21) (18) - -

348 404 - -

Unbilled rentals and tolls 79 84 - -

Finance lease receivable (see note 27) 52 39 - -

Prepaid expenses and other receivables 179 157 - -

Due from subsidiaries - - 1 1

658 684 1 1

Long-term receivables and prepayments:

Finance lease receivable (see note 27) 154 146 - -

Prepaid spectrum licences - 55 - -

Other receivables 5 21 - -

159 222 - -

Bad debts of NZ$13 million (30 June 2012: NZ$16 million) were written off against the allowance for doubtful accounts during the year.

Note 14 Inventories

GROUP

YEAR ENDED 30 JUNE 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M

Maintenance materials and consumables 2 2

Goods held for resale 39 35

Work in progress 12 12

53 49

Total net of allowance for inventory obsolescence

Balance at beginning of the period (5) (9)

(Charged)/credited to the income statement - 4

Balance at end of the period (5) (5)

100 | Telecom Annual Report 2013

Note 15 Long-term investments

GROUP PARENT

YEAR ENDED 30 JUNE 2013 2012 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Shares in Hutchison 74 51 - -

Shares in TMT Ventures 2 5 - -

Government stock 1 1 - -

Subsidiary companies (see note 30)

Shares - - 4,889 5,402

Term advances - - 2,266 2,727

77 57 7,155 8,129

Shares in Hutchison

Telecom holds a 10% interest in Hutchison Telecommunications Australia Limited (Hutchison) which is quoted on the Australian Stock Exchange (ASX).

Telecom’s investment in Hutchison is classified at fair value through other comprehensive income. Fair value has been determined by reference to the closing bid price as quoted on the ASX. As at 30 June 2013 the quoted price of Hutchison’s shares on the ASX was A$0.046 (30 June 2012: A$0.030; 30 June 2011: A$0.068).

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

Telecom’s investment in associate companies consists of:

COUNTRY OWNERSHIP PRINCIPAL ACTIVITY

Pacific Carriage Holdings Limited Bermuda 50% A holding company

Southern Cross Cables Holdings Limited Bermuda 50% A holding company

Telecom held a 50% share in Community Telco Australia Pty Limited until this stake was sold for NZ$1 million in November 2012. Extract from associates’ financial statements:

GROUP

YEAR ENDED 30 JUNE 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M

Total assets 1,145 1,042

Total liabilities 2,125 1,992

Total revenues 180 202

Net earnings 91 76

Telecom ceases to recognise a share of net losses on its associates where its share of losses and dividends received have exceeded the initial investment. As at 30 June 2013 Telecom has recognised cumulative dividend income of NZ$679 million (30 June 2012: NZ$623 million) from these associates. As at 30 June 2013 Telecom’s share of the cumulative deficits of associates was NZ$509 million (30 June 2012: NZ$503 million). Telecom has no obligation to fund these deficits or repay dividends. Telecom’s share of profits not recognised for the year was NZ$46 million (30 June 2012: $38 million).

investor.telecom.co.nz | 101

PERFORMANCE

Note 16 Intangible assets

GROUP SPECTRUM OTHER WORK IN

YEAR ENDED 30 JUNE 2013 SOFTWARE CAPACITY LICENCES INTANGIBLES GOODWILL PROGRESS TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Cost

Balance as at 1 July 2012 1,720 583 60 56 1,139 146 3,704

Additions1 - 11 55 - - 229 295

Acquisitions - - - 36 66 - 102

Transfers 172 - - 3 - (175) -

Disposals (55) - - - - - (55)

Impairments (4) - - - - (9) (13)

Currency movements (9) - - - (1) – (10)

Balance as at 30 June 2013 1,824 594 115 95 1,204 191 4,023

Accumulated amortisation and impairment losses

Balance as at 1 July 2012 (1,372) (327) (36) (36) (1,033) - (2,804)

Amortisation (179) (19) (3) (6) - - (207)

Disposals 51 - - - - - 51

Currency movements 8 - - - - - 8

Balance as at 30 June 2013 (1,492) (346) (39) (42) (1,033) - (2,952)

Net book value at 30 June 2013 332 248 76 53 171 191 1,071

1 Total software capitalised in the year ended 30 June 2013 includes NZ$60 million of internally generated assets (30 June 2012: NZ$21 million).

GROUP SPECTRUM OTHER WORK IN

YEAR ENDED 30 JUNE 2012 SOFTWARE CAPACITY LICENCES INTANGIBLES GOODWILL PROGRESS TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Cost

Balance as at 1 July 2011 2,222 594 60 60 1,139 177 4,252

Additions 68 4 - 1 - 147 220

Transfers 115 - - - - (115) -

Jointly controlled assets recognised 32 - - - - - 32

Jointly controlled assets derecognised (22) - - - - - (22)

Distributed on demerger (see note 9) (355) - - (5) - (16) (376)

Disposals (338) (15) - - - (47) (400)

Currency movements (2) - - - - - (2)

Balance as at 30 June 2012 1,720 583 60 56 1,139 146 3,704

Accumulated amortisation and impairment losses

Balance as at 1 July 2011 (1,688) (324) (33) (33) (1,033) (47) (3,158)

Amortisation (209) (18) (3) (4) - - (234)

Distributed on demerger (see note 9) 181 - - 1 - - 182

Disposals 342 15 - - - 47 404

Currency movements 2 - - - - -2

Balance as at 30 June 2012 (1,372) (327) (36) (36) (1,033) - (2,804)

Net book value at 30 June 2012 348 256 24 20 106 146 900

102 | Telecom Annual Report 2013

Jointly controlled assets

Telecom shares a number of IT systems with Chorus with some systems owned by Telecom and some owned by Chorus. Due to the terms of the governance framework in place, these systems are deemed to be jointly controlled assets, as defined in NZ IAS 31: Interests in Joint Ventures. For assets that it does not own, Telecom recognises its share of the jointly controlled assets, as well as a liability for the future payments due, akin to a finance lease. The share of assets recognised varies from 5% to 69% of each asset. For assets that it does own, Telecom derecognised the share of the asset used by Chorus, as well as recognising a receivable for the future receipts due. The share of the assets derecognised varies from 1% to 67%. As at 30 June 2013 Telecom has recognised jointly controlled system assets owned by Chorus of NZ$16 million (30 June 2012: NZ$25 million).

Goodwill

Telecom’s cash-generating units are the lowest level of assets for which separately identifiable cash flows can be attributed. Goodwill by cash-generating unit is presented below:

GROUP

YEAR ENDED 30 JUNE 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M

Retail 25 25

Gen-i (note 24) 122 81

Revera (note 24) 7 -

AAPT 17 -

171 106

Impairment testing

The recoverable amount of each segment, or cash-generating unit (CGU), was calculated on the basis of value in use using a discounted cash flow model. Future cash flows were projected for one year, based on Board-approved business plans, with key assumptions being segment earnings and capital expenditure for the segment based on individual business unit forecasts on expected future performance.

Nil terminal growth was applied and a pre-tax discount rate of 11% (30 June 2012: 12%) was utilised. The terminal growth rates are determined based on the long-term historical growth rates of the sectors in which the CGU operates. The growth rates have been benchmarked against external data for the relevant sectors. None of the growth rates applied exceed the observed long-term historical average growth rates for those markets/sectors.

The forecasted financial information is based on both past experience and future expectations of CGU performance. The major inputs and assumptions used in performing an impairment assessment that require judgement include revenue forecasts, operating cost projections, customer numbers and customer churn, discount rates, growth rates and future technology paths.

During the years ended 30 June 2013, 30 June 2012 and 30 June 2011 no impairment arose as a result of the review of goodwill. Headroom currently exists in each CGU and, based on sensitivity analysis performed, no reasonably possible changes in the assumptions would cause the carrying amount of the CGUs to exceed their recoverable amount.

investor.telecom.co.nz | 103

PERFORMANCE

Note 17 Property, plant and equipment

GROUP TELECOMMUNICATIONS FREEHOLD OTHER WORK IN

YEAR ENDED 30 JUNE 2013 EQUIPMENT AND PLANT LAND BUILDINGS ASSETS PROGRESS TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M Cost

Balance as at 1 July 2012 5,782 62 490 578 60 6,972

Additions - - - - 170 170

Acquisitions - - 14 46 – 60

Transfers 136 - 38 33 (207) -

Impairment (2) - (6) (1) (2) (11)

Disposals (464) - (39) (30) - (533)

Currency movements (90) - (3) (2) - (95)

Balance as at 30 June 2013 5,362 62 494 624 21 6,563

Accumulated depreciation and impairment losses

Balance as at 1 July 2012 (4,711) - (282) (464) - (5,457)

Depreciation charge (237) - (31) (64) - (332)

Acquisitions - - (5) (28) - (33)

Transfers - - - - - -

Disposals 457 - 36 28 - 521

Currency movements 79 - 4 2 - 85

Balance as at 30 June 2013 (4,412) - (278) (526) - (5,216)

Net book value at 30 June 2013 950 62 216 98 21 1,347

GROUP TELECOMMUNICATIONS FREEHOLD OTHER WORK IN

YEAR ENDED 30 JUNE 2012 EQUIPMENT AND PLANT LAND BUILDINGS ASSETS PROGRESS TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Cost

Balance as at 1 July 2011 11,670 94 680 637 170 13,251

Additions 153 - 42 52 61 308

Transfers 114 - - - (114) -

Recognised under finance leases - - 20 - - 20

Derecognised under finance leases (53) - (66) - - (119)

Jointly controlled assets derecognised (31) - - - - (31)

Distributed on demerger (see note 9) (5,562) (32) (174) (21) (57) (5,846)

Disposals – other (490) - (11) (90) - (591)

Currency movements (19) - (1) - - (20)

Balance as at 30 June 2012 5,782 62 490 578 60 6,972

Accumulated depreciation and impairment losses

Balance as at 1 July 2011 (8,489) - (388) (479) (3) (9,359)

Depreciation charge (346) - (31) (70) – (447)

Transfers (1) - - 1 - -

Derecognised under finance leases 20 - 26 - - 46

Jointly controlled assets derecognised 15 - - - - 15

Distributed on demerger (see note 9) 3,574 – 100 14 - 3,688

Disposals 501 - 10 70 3 584

Currency movements 15 - 1 - - 16

Balance as at 30 June 2012 (4,711) - (282) (464) - (5,457)

Net book value at 30 June 2012 1,071 62 208 114 60 1,515

104 | Telecom Annual Report 2013

Values ascribed to land and buildings

Telecom’s properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network.

Finance leases – with Chorus

Telecom has entered into leases to occupy space in exchanges owned by Chorus and to allow Chorus to occupy space in Telecom exchanges. These leases are accounted for as finance leases with the lessor derecognising the leased proportion of the asset and the lessee recognising its share. For the year ended 30 June 2013 NZ$16 million (30 June 2012: NZ$18 million) is included in buildings leased under finance leases.

Jointly controlled assets

Telecom shares certain telecommunications equipment owned by Telecom with Chorus that is deemed to be jointly controlled assets. Telecom has derecognised the share of the assets used by Chorus, as well as recording a receivable for the future receipts due. During the year ended 30 June 2012 Telecom derecognised NZ$16 million of telecommunications equipment.

Note 18 Accounts payable and accruals

GROUP PARENT

YEAR ENDED 30 JUNE 2013 2012 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Short-term payables & accruals

Trade accounts payable 550 443 - -

Accrued personnel costs 92 149 - -

Revenue billed in advance 127 130 - -

Accrued interest 5 8 - -

Finance lease payable 6 6 - -

Other accrued expenses 39 39 37 69

819 775 37 69

Long-term payables & accruals

Finance lease payable 5 4 - -

Other payables & accruals 25 26 - - 30 30 - -

investor.telecom.co.nz | 105

PERFORMANCE

Note 19 Provisions

GROUP

YEAR ENDED 30 JUNE 2013 COMMERCIAL RESTRUCTURING PROPERTY OTHER TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Balance at 1 July 2012 6 2 11 14 33

Provisions acquired on acquisition of businesses - 9 6 - 15

Provisions made during the year 1 7 51 1 60

Provisions utilised during the year (4) (9) (3) (9) (25)

Provisions released during the year (1) - (1) - (2)

Provisions reversed during the year - (1) - - (1)

Balance as at 30 June 2013 2 8 64 6 80

Current 2 8 25 - 35

Non-current - - 39 6 45

Commercial

These provisions relate to disputes with customers and suppliers.

Restructuring

These provisions relate to restructuring activities previously undertaken or announced .

Property

Property provisions relate primarily to surplus lease costs (refer to note 6) and make-good requirements. The non-current portion will be utilised by 2024.

The provision for surplus lease costs contracts represents the present value of the future lease payments that the Group is presently obligated to make under non-cancellable operating lease contracts, less revenue expected to be earned on the lease, including estimated future sub-lease revenue, where applicable. The estimate may vary as a result of changes in the utilisation of the leased premises and sub-lease arrangements where applicable. The estimated vacant period for the sites range from 18 months to 6 years and the unexpired terms of the leases range from 2 to 11 years.

Other

Other provisions include various matters that are uncertain in amounts or timing.

Parent

As at 30 June 2013 the Parent’s obligation under a letter of support over subsidiary intercompany debts was NZ$2,052 million (30 June 2012: NZ$1,897 million).

Note 20 Debt due within one year

GROUP PARENT

YEAR ENDED 30 JUNE 2013 2012 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Long-term debt maturing within one year (see note 22) 103 312 - -

Short-term debt 122 95 - -

Due to subsidiaries - - 3,715 4,241

225 407 3,715 4,241

106 | Telecom Annual Report 2013

Note 21 Deferred tax

GROUP TAX PROVISIONS

YEAR ENDED 30 JUNE 2013 DEPRECIATION AND ACCRUALS OTHER TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Assets/(liabilities)

Balance at beginning of the year (189) 31 (1) (159)

Amounts recognised in earnings

Relating to the current period 17 - (3) 14

Adjustments in respect of prior periods 11 (2) 2 11

Acquisitions - - (10) (10)

Amounts recognised in equity

Relating to the current period - - (2) (2)

(161) 29 (14) (146)

GROUP TAX PROVISIONS

YEAR ENDED 30 JUNE 2012 DEPRECIATION AND ACCRUALS OTHER TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Assets/(liabilities)

Balance at beginning of the year (289) 42 21 (226)

Amounts recognised in earnings

Relating to the current period 1241 (12) (2) 110

Adjustments in respect of prior periods (24) 1 1 (22)

Amounts recognised in equity

Relating to the current period - - (21) (21)

(189) 31 (1) (159)

1 Includes the impact of NZ$178 million relating to assets transferred to Chorus.

Telecom has not recognised the tax effect of accumulated unrestricted losses and temporary differences amounting to NZ$356 million at 30 June 2013 (30 June 2012: NZ$375 million) based on the relevant corporation tax rate of the applicable tax jurisdiction. These losses and temporary differences may be available to be carried forward to offset against future taxable income. However, utilisation is contingent on the relevant subsidiaries producing taxable profits over a significant period of time and is subject to compliance with the relevant taxation authority requirements. At 30 June 2013 a further NZ$123 million (30 June 2012: NZ$133 million) of accumulated losses are considered to be restricted as to their use and cannot be utilised against future taxable operating profits.

As at 30 June 2013 there were no temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised (30 June 2012: nil).

investor.telecom.co.nz | 107

PERFORMANCE

Note 22 Long-term debt

GROUP

YEAR ENDED 30 JUNE 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M

EMTN 79 79

TeleBonds 226 539

Domestic notes 250 -

Bank funding 300 300

855 918

Less unamortised discount (1) (1)

854 917

Less long-term debt maturing within one year (see note 20) (103) (312)

751 605

Schedule of maturities

Due 1 to 2 years 173 103

Due 2 to 3 years 150 273

Due 3 to 4 years -150

Due 4 to 5 years 144 -

Due over 5 years 284 79

Total due after one year 751 605

None of Telecom’s debt is secured and all rank equally with other liabilities. There are no financial covenants over Telecom’s debt, however, there are certain triggers in the event of default, as defined in the various debt agreements. There have been no events of default over Telecom’s debt in the years ended 30 June 2013 and 30 June 2012.

Euro Medium Term Notes

GROUP

YEAR ENDED 30 JUNE 2013 2012

(DOLLARS IN MILLIONS)

FACE VALUE DUE INTEREST RATE1 NZ$M NZ$M

22m GBP 14 May 2018 5.6% 44 44

18m GBP 6 Apr 2020 5.8% 35 35

79 79

1 Before hedging instruments.

Cross-currency interest rate swaps and interest rate swaps have been entered into to manage EMTN currency and interest rate risk exposures (see note 26).

108 | Telecom Annual Report 2013

TeleBonds

Telecom has issued bonds (TeleBonds) to institutional and retail investors. These have been issued as compounding, income or zero coupon bonds. TeleBonds have effective interest rates ranging from 7.0% to 8.7% and maturity dates between July 2013 and April 2016. During the year ended 30 June 2013 NZ$313 million of TeleBonds matured and were repaid (30 June 2012: NZ$3 million).

Domestic notes

During the financial year, Telecom issued NZ$250 million of notes in New Zealand, maturing in October 2019. The notes are unsecured and pay a coupon of 5.25%.

Bank funding

During March, Telecom entered into a new 5 year NZ$100 million variable bank facility with Bank of Tokyo-Mitsubishi UFG. This facility is unsecured. The facility was fully drawn at 30 June 2013.

Telecom also has an unsecured variable NZ$400 million bank facility with Westpac New Zealand Limited. As at 30 June 2013 the Group has drawn down NZ$200 million (30 June 2012: NZ$300 million).

Note 23 Equity

Contributed capital

Movements in the Company’s issued ordinary shares were as follows:

GROUP AND PARENT

YEAR ENDED 30 JUNE 2013 2012

(DOLLARS IN MILLIONS) NUMBER NZ$M NUMBER NZ$M

Balance at the beginning of the year 1,856,745,213 990 1,924,678,136 1,528

Dividend reinvestment plan 6,493,301 15 (4,915) -

Employee shares 3,750,025 8 749,460 14

Shares repurchased (49,899,670) (114) (68,677,468) (169)

Distribution of Chorus shares to shareholder - - - (383)

Balance at the end of the year 1,817,088,869 899 1,856,745,213 990

All issued shares are fully paid and have no par value. Shareholders of ordinary shares have the right to vote at any general meeting of the Company.

investor.telecom.co.nz | 109

PERFORMANCE

Dividend reinvestment plan

Telecom has a dividend reinvestment plan. Under the plan shareholders can elect to receive dividends in additional shares. In respect of the year ended 30 June 2013, 9,793,591 shares with a total value of NZ$23 million (30 June 2012: 6,866,385 shares with a total value of NZ$16 million) were issued in lieu of dividends. During the year ended 30 June 2013, 3,300,290 shares were repurchased and cancelled to neutralise the dilution effect of the dividend reinvestment plan to non-participants (year ended 30 June 2012: 6,871,300). Shares issued in lieu of dividends are excluded from dividends paid in the statement of cash flows.

Restricted share scheme, share rights scheme and exercise of options

See note 25 for details of Telecom’s employee share schemes.

Shares repurchased

In February 2012 Telecom announced an on-market buyback of shares to return capital deemed surplus to existing requirements and to achieve a gearing ratio more consistent with Telecom’s long-term capital management policies. During the year ended 30 June 2013 Telecom repurchased 49,899,670 of its own shares at a cost of NZ$114 million. This brings the total shares repurchased as part of the on market buy-back to 118,577,138 at a cost of NZ$283 million (representing an average buyback price of NZ$2.39). Shares repurchased were cancelled immediately on acquisition.

Shares held in trust

As detailed in note 25, prior to vesting shares are held in trust before they are allocated to employees under the Telecom restricted share scheme. As at 30 June 2013, 232,504 shares were held in trust (30 June 2012: 96,649).

Hedge reserve

Movements in the fair value of derivatives are recognised directly in the hedge reserve when the derivative is in an effective cash flow hedge relationship. Cash flow hedge relationships are established when the derivative is recognised and the hedge relationship is documented.

Non-controlling interest

Non-controlling interest (also known as minority interest) consists of the share of the net earnings less dividends of subsidiaries controlled by Telecom but not attributable to the Group.

Share based deferred compensation reserve

Deferred compensation relating to restricted shares or share options is recognised over the related vesting period. Amounts are transferred from the share based deferred compensation reserve to share capital upon the vesting of the share or the option.

Revaluation reserve

The revaluation reserve is used to record the cumulative fair value gains and losses recognised on financial assets that are recognised at fair value through other comprehensive income. In accordance with NZ IFRS 9, gains and losses are recorded in other comprehensive income.

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

Distribution of Chorus shares to shareholders

NZIFRIC 17: Distributions of Non-cash Assets to Owners, required the demerger of Chorus in the year ended 30 June 2012 to be recognised at fair value. Telecom recognised the fair value reduction in equity as a) a return of capital and b) a distribution of retained earnings. The return of capital of NZ$383 million was calculated by dividing the market capitalisation of Chorus shares around demerger by the market capitalisation of Chorus and Telecom; around demerger and multiplying the result by the balance of Telecom’s share capital account. The part of the distribution that was not a return of capital is treated as a distribution of retained earnings.

110 | Telecom Annual Report 2013

Note 24 Acquisitions

Revera

On 7 May 2013 Telecom acquired 100% of the ordinary shares in IT infrastructure and data centre company Revera Limited for total consideration of NZ$85 million cash.

The acquisition of Revera has revenue, cost and capital synergies that allow Telecom to gain cost-efficient, effective and immediate access to additional specialised Cloud capabilities and data centre capacity. The goodwill recognised on acquisition is allocated to the CGU that is expected to benefit from the synergies of the transaction. NZ$41 million of the goodwill has been allocated to Gen-i and NZ$7 million allocated to Revera.

The following values are recognised in the financial statements in respect of the Revera acquisition:

7 MAY 2013

(DOLLARS IN MILLIONS) NZ$M

Assets

Receivables and prepayments 4

Fixed assets 27

Other intangible assets 32

Goodwill (note 16) 48

Total assets 111

Liabilities

Payables and accruals (6)

Taxation payable (1)

Deferred tax liability (9)

Provisions (1)

Finance lease payable (5)

Term debt (4)

Total liabilities (26)

Net assets acquired/consideration paid 85

During the year ended 30 June 2013 Revera contributed revenues of NZ$8 million. If the acquisition had occurred on

1 July 2012, it is estimated that the contribution to the Group revenue would have been NZ$48 million and earnings before tax would have been NZ$7 million.

Telecom incurred acquisition-related costs of NZ$2 million. NZ$1 million of this cost relates to warranty and indemnity insurance that will be expensed over the period the services will be received.

Nextep

During the period Telecom’s Australian operation acquired 100% of the Nextep DSL business from NEC Australia Pty Limited for a total consideration of NZ$6 million in cash (AUD$5 million). The carrying value of assets and liabilities acquired was:

7 DECEMBER 2012

(DOLLARS IN MILLIONS) NZ$M

Assets

Receivables and prepayments 1

Other intangible assets 4

Goodwill 18

Total assets 23

Liabilities

Payables and accruals (1)

Short-term provisions (12)

Long-term provisions (3)

Deferred tax liability (1)

Total liabilities (17)

Net assets acquired/consideration paid 6

During the year to 30 June 2013 Nextep contributed revenues of NZ$13 million and earnings before tax of NZ$2 million. If the acquisition had occurred on 1 July 2012, it is estimated that the contribution to the Group revenue would have been NZ$22 million and earnings before tax would have been NZ$4 million.

Note 25 Employee share schemes

Telecom incentive schemes

Telecom has operated a number of equity incentive schemes, which include a share option scheme, a restricted share scheme, share rights schemes and a CEO performance rights scheme. The total charge recognised for these schemes during the year ended 30 June 2013 was NZ$3 million (30 June 2012: NZ$3 million; 30 June 2011: NZ$8 million). The awards under the schemes are settled with ordinary shares of the Parent Company.

Telecom share option scheme

Telecom operated a share option scheme (SOS) from 1994 to 2005 whereby certain employees were granted options to purchase ordinary shares in the Parent Company. This scheme has been discontinued and the lapse date of the last tranche of options was 16 September 2011. There are no outstanding options under this scheme.

Telecom restricted share scheme

The Telecom restricted share scheme (RSS) was introduced for selected Telecom employees in September 2001. Under the RSS ordinary shares in Telecom are issued to Telecom Trustee Limited, a Telecom subsidiary. Participants purchase shares from Telecom Trustee Limited with funds lent to them by Telecom and which are held on their behalf by Telecom Trustee Limited. Generally, the shares vest after a three-year period, although a reduced period may be used in some cases. If the individual is still employed by Telecom at the end of the vesting period, the employee is provided a cash bonus which, must be used to repay the loan and the shares are then transferred to the individual.

investor.telecom.co.nz | 111

PERFORMANCE

There were 1,128,767 restricted shares awarded during the year ended 30 June 2013. No restricted shares were awarded during the year ended 30 June 2012. Shares with a grant date fair value of NZ$5 million vested during the year (30 June 2012: NZ$6 million;

30 June 2011: NZ$4 million).

Information regarding shares awarded under the RSS is as follows:

NUMBER OF SHARES

Unvested shares as at 30 June 2011 3,015,787

Forfeited (249,017)

Vested (1,683,118)

Unvested shares as at 30 June 2012 1,083,652

Awarded pursuant to RSS 1,128,767

Forfeited (334,050)

Vested (1,002,513)

Unvested shares as at 30 June 2013 875,856

Percentage of total ordinary shares 0.05%

The number of shares awarded pursuant to the RSS does not equal the number of shares created for the scheme as lapsed shares are held in trust and reissued.

The expense relating to the RSS in the year ending 30 June 2013 was NZ$1 million (30 June 2012: NZ$2 million; 30 June 2011: NZ$5 million).

Telecom share rights schemes

The Telecom share rights scheme (SRS) is used for selected Telecom Leadership Team members and senior employees. Telecom also operates the CEO performance rights scheme (PRS). Under the share rights scheme participants are granted rights to purchase Telecom shares at a nil cost strike price. Share rights have no voting rights until exercised and generally cannot be exercised for a three-year period. The share rights will be exercisable at the end of the vesting period only if the individual is still employed by Telecom and, in the case of the Leadership Team and the CEO, a total shareholder return performance hurdle has been met (other than in relation to a one-off grant of share rights to the CEO in FY13 which had no performance criteria attached). In special circumstances early vesting may occur.

There were 722,400 options granted under the SRS and 698,576 options granted under the PRS during the year ended 30 June 2013. The intrinsic value of options exercised during the year was NZ$6 million (30 June 2012: NZ$2 million; 30 June 2011: NZ$1 million). Options with an intrinsic value of NZ$3 million remain outstanding at the year end.

Information regarding options granted under the SRS and PRS is as follows:

NUMBER OF OPTIONS

30 June 2011 3,193,740

Granted (due to demerger)1 647,240

Exercised (746,959)

Forfeited (276,053)

30 June 2012 2,817,968

Granted 1,420,976

Exercised (2,646,920)

Forfeited (188,811)

30 June 2013 1,403,213

1 Options granted during the year ended 30 June 2012 were in compensation for a reduction in the option value due to a lower share price as a result of the demerger and have the same characteristics as the original options. These are not new options but an increase in the number of the original options. The income statement impact is the same as what would have occurred if the demerger had not occurred.

The following table summarises Telecom’s SRS and PRS options outstanding:

OPTIONS OUTSTANDING AS AT 30 JUNE 2013

OPTIONS

REMAINING LIFE1

PERIOD GRANTED OUTSTANDING

(YEARS)

1 July 2009 - 30 June 2010 96,006 0.5

1 July 2012 - 30 June 2013 1,307,207 2.5

1,403,213

1 Weighted average

Fair value of share scheme awards

Options granted under the SRS and PRS are valued based on the volume weighted average price of 20 days prior to grant date. The intrinsic value of options granted in the year ended 30 June 2013 was NZ$4 million. The fair value is less than the intrinsic value.

In the year ended 30 June 2013 Telecom has made awards under the SRS and PRS that are subject to performance conditions. The expense relating to all SRS and PRS awards was NZ$2 million in the year ending 30 June 2013 (30 June 2012: NZ$1 million;

30 June 2011: NZ$3 million).

NZ$6 million of share scheme awards (including restricted shares) remain unvested and, NZ$4 million not expensed as at

30 June 2013. This expense will be recognised over the vesting period of the awards.

112 | Telecom Annual Report 2013

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

Financial Instruments

Telecom’s financial instruments are classified under NZ IFRS as follows:

MEASURED FAIR VALUE THROUGH DESIGNATED

GROUP FAIR VALUE THROUGH OTHER COMPREHENSIVE IN HEDGING

AS AT 30 JUNE 2013 PROFIT & LOSS INCOME RELATIONSHIPS AMORTISED COST TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Assets

Current assets

Cash - - - 118 118

Short-term derivative assets 1 - 4 - 5

Trade receivables - - - 348 348

Finance lease receivables1 - - - 52 52

1 - 4 518 523

Non-current assets

Long-term derivative assets - - 1 - 1

Other receivables - - - 5 5

Finance lease receivables1 - - - 154 154

Long-term investments - 76 - 1 77

- 76 1 160 237

Liabilities

Current liabilities

Short-term derivative liabilities - - (1) - (1)

Trade accounts payable - - - (550) (550)

Finance lease payables - - - (6) (6)

Short-term debt - - - (122) (122)

Long-term debt due within one year - - - (103) (103)

- - (1) (781) (782)

Non-current liabilities

Finance lease payables - - - (5) (5)

Long-term derivative liabilities - - (22) - (22)

Long-term debt due after one year - - - (751) (751)

- - (22) (756) (778)

1 Finance lease receivables are stated based on amounts set off as presented in note 27.

investor.telecom.co.nz | 113

PERFORMANCE

FAIR VALUE THROUGH DESIGNATED

GROUP OTHER COMPREHENSIVE IN HEDGING

AS AT 30 JUNE 2012 INCOME RELATIONSHIPS AMORTISED COST TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Assets

Current assets

Cash - - 185 185

Short-term derivative assets - 1 - 1

Trade and other receivables - - 413 413

Finance lease receivables1 - - 39 39

- 1 637 638

Non-current assets

Long-term derivative assets - 1 - 1

Other receivables - - 21 21

Finance lease receivables1 - - 146 146

Long-term investments 56 - 1 57

56 1 168 225

Liabilities

Current liabilities

Short-term derivative liabilities - (3) - (3)

Trade accounts payable - - (443) (443)

Finance lease payables - - (6) (6)

Short-term debt - - (95) (95)

Long-term debt due within one year - - (312) (312)

- (3) (856) (859)

Non-current liabilities

Finance lease payables - - (4) (4)

Long-term derivative liabilities - (23) - (23)

Long-term debt due after one year - - (605) (605)

- (23) (609) (632)

1 Finance lease receivables are stated based on amounts set off as presented in note 27.

Reclassifications

The NZ$118 million cash balance has been reclassified out of fair value through profit and loss into amortised cost at 30 June 2013. The $185 million cash balance at 30 June 2012 has also been reclassified from fair value through profit and loss into amortised cost for consistent presentation. The fair value of the cash reclassified is equal to its carrying value and no gain or loss has been recognised in profit and loss or other comprehensive income relating to the reclassification. The reclassification is for presentation purposes and has no other impact on the financial statements at 30 June 2013.

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

114 | Telecom Annual Report 2013

GROUP

YEAR ENDED 30 JUNE 2013 LEVEL 1 LEVEL 2 LEVEL 3 TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Financial assets

Short-term derivative assets - 5 - 5

Long-term derivative assets - 1 - 1

Long-term investments 74 - 2 76

74 6 2 82

Financial liabilities

Short-term derivative liabilities - (1) - (1)

Long-term derivative liabilities - (22) - (22)

- (23) - (23)

GROUP

YEAR ENDED 30 JUNE 2012 LEVEL 1 LEVEL 2 LEVEL 3 TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Financial assets

Short-term derivative assets - 1 - 1

Long-term derivative assets - 1 - 1

Long-term investments1 51 - 5 56

51 2 5 58

Financial liabilities

Short-term derivative liabilities ‘ - (3) - (3)

Long-term derivative liabilities - (23) - (23)

- (26) - (26)

1 Excludes associates and government stock.

Reconciliation of Level 3 fair value measurements of financial assets:

GROUP

YEAR ENDED 30 JUNE 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M

Long-term investment in TMT

Balance at beginning of the year 5 6

Gain/(loss) recognised in other comprehensive income (1) (1)

Investment return (2) -

Balance at end of the year 2 5

investor.telecom.co.nz | 115

PERFORMANCE

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Long-term investments

At 30 June 2013 Telecom had quoted and unquoted investments. The quoted investments have standard terms and conditions and are traded in active markets. Telecom measures its investment in Hutchison and in TMT at fair value and due to the strategic nature of the investments held Telecom has elected to carry these investments at fair value through other comprehensive income. Telecom measures the fair value of Hutchison under NZ IFRS 9 using the observable market share price. TMT’s fair value is based on the latest available fund manager’s report.

Cross-currency interest rate swaps, interest rate swaps, forward exchange contracts and currency options

Fair values are estimated on the basis of the quoted market prices of these instruments. If a listed market price is unavailable, then fair value is estimated by using a valuation model involving discounted future cash flows of the derivative, using observable inputs, for example, for the relevant interest rate, foreign exchange rate or commodity price.

Finance lease receivable

The fair value of finance lease receivables is estimated to be NZ$194 million (30 June 2012: NZ$190 million) using a discount rate based on the relevant swap rate given the tenure of the lease and adding a credit margin that reflects the credit quality of the receivables.

Long-term debt

The fair value of long-term debt (calculated based on the present value of future principal and interest cash flows, discounted at market interest rates at balance date) was NZ$891 million compared to a carrying value of NZ$855 million (30 June 2012: fair value of NZ$957 million compared to a carrying value of NZ$917 million).

Cash, short-term debt, trade receivables, other receivables and trade accounts payable

The carrying amounts of these balances are approximately equivalent to their fair value because of the short term to maturity.

Other assumptions

NZD forward interest rates used to determine fair values range from 2.6% to 5.4%.

Risk management

Telecom is exposed to a range of market risks, including those risks associated with foreign currency, interest rates, credit, liquidity and equity.

Market risk

Telecom is exposed to market risk primarily from changes in foreign currency exchange rates and interest rates. Telecom employs risk management strategies, including the use of derivatives such as interest rate swaps, forward exchange contracts, foreign currency options and cross-currency interest rate swaps, to manage these exposures. Telecom monitors the use of derivative financial instruments through the use of well defined market and credit risk limits and timely reports to senior management. Telecom does not hold or issue derivative financial instruments for trading purposes. All contracts have been entered into with major creditworthy financial institutions. The risk associated with these transactions is that the fair value or cash flows of financial instruments will change due to movements in market rates, coupled with the cost of replacing these agreements at the current market rates in the event of default by the counterparty. Telecom is also subject to equity price risk in relation to long-term investments in listed and unlisted companies, as well as investments in associate companies, when not fully written down.

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

116 | Telecom Annual Report 2013

Telecom’s exposure to foreign currencies arising from financial instruments is:

GROUP

YEAR ENDED 30 JUNE 2013 AUD1 USD EUR GBP OTHER TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Exposures

Cash 32 18 4 8 - 62

Trade receivables 79 25 1 6 - 111

Long-term investments 74 - - - - 74

Trade accounts payable (63) (31) (1) - (57) (152)

Long-term debt - - - (78) - (78)

Total exposure from non-derivative

financial instruments 122 12 4 (64) (57) 17

Hedging instruments

Forward exchange contracts (4) 91 53 6 11 157

Cross-currency interest rate swaps - - - 78 - 78

Total exposure from hedging instruments (4) 91 53 84 11 235

1 Includes balance held in Australian operations.

GROUP

YEAR ENDED 30 JUNE 2012 AUD1 USD EUR GBP OTHER TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Exposures

Cash 52 66 9 12 - 139

Trade receivables 89 19 1 1 - 110

Long-term investments 51 1 - - - 52

Trade accounts payable (60) (38) (7) (6) (33) (144)

Long-term debt - - - (79) - (79)

Total exposure from non-derivative

financial instruments 132 48 3 (72) (33) 78

Hedging instruments

Forward exchange contracts (8) 93 25 - 33 143

Cross-currency interest rate swaps - - - 79 - 79

Total exposure from hedging instruments (8) 93 25 79 33 222

1 Includes balance held in Australian operations.

The above tables include Telecom’s foreign currency exposures to financial instruments. Non-financial assets or liabilities of foreign operations are excluded. Forecast sales and purchases in foreign currencies have not been included in the table above as they are not financial instruments.

As at 30 June 2013 a movement of 10% in the New Zealand dollar would impact the income statement and statement of changes in equity as detailed in the table below:

GROUP 10% DECREASE 10% INCREASE

YEAR ENDED 30 JUNE 2013 2012 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Impact on:

Net earnings before income tax (14) (9) 12 8

Equity (before income tax) 11 15 (7) (11)

This analysis assumes a movement in the New Zealand dollar across all currencies and only includes the effect of foreign exchange movements on financial instruments. All other variables remain constant.

investor.telecom.co.nz | 117

PERFORMANCE

Interest rate risk

Telecom employs the use of derivative financial instruments for the purpose of reducing its exposure to fluctuations in interest rates. Telecom uses cross-currency interest rate swaps to convert foreign currency borrowings into floating rate New Zealand dollar positions. Interest rate swaps are used to convert certain floating rate positions into fixed rate positions. As a consequence, Telecom’s interest rate positions are limited to New Zealand yield curves. Telecom’s objective in relation to interest rate risk management is to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom’s interest expense and net earnings within policies approved by the Telecom Board.

Interest rate repricing analysis

The following table indicates the effective interest rates and the earliest period in which recognised financial instruments reprice. Fixed rate balances are presented, including the effect of derivative financial instruments, hedging both interest rates and foreign exchange.

GREATER

GROUP WEIGHTED WITHIN 1-2 2-3 3-4 4-5 THAN

EFFECTIVE

YEAR ENDED 30 JUNE 2013 1 YEAR YEARS YEARS YEARS YEARS 5 YEARS TOTAL

INTEREST

(DOLLARS IN MILLIONS) RATE NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Floating rate:

Cash 1.9% 118 - - - - - 118

Long-term debt 4.1% (200) - - - - - (200)

Short-term debt 3.0% (122) - - - - - (122)

Fixed rate:

Long-term debt 6.0% (3) (73) (150) - (164) (295) (685)

(207) (73) (150) - (164) (295) (889)

GREATER

GROUP WEIGHTED WITHIN 1-2 2-3 3-4 4-5 THAN

EFFECTIVE

YEAR ENDED 30 JUNE 2012 1 YEAR YEARS YEARS YEARS YEARS 5 YEARS TOTAL

INTEREST

(DOLLARS IN MILLIONS) RATE NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Floating rate:

Cash 1.5% 185 - - - - - 185

Long-term debt 4.2% (300) - - - - - (300)

Short-term debt 3.0% (95) - - - - - (95)

Fixed rate:

Long-term debt 7.0% (312) (3) (73) (150) - (110) (648)

(522) (3) (73) (150) - (110) (858)

Telecom has not entered into any interest rate swaps to hedge interest payments of forecast short-term debt for the year ended

30 June 2013 (30 June 2012: nil).

Financial instruments with rates fixed for 90 days or less are deemed to be floating rate exposures.

As at 30 June 2013 a movement of 100 basis points would impact the income statement and statement of changes in equity (after hedging) as detailed in the table below:

GROUP 100 BASIS POINT DECREASE 100 BASIS POINT INCREASE

YEAR ENDED 30 JUNE 2013 2012 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Impact on:

Net earnings before income tax (1) (1) 1 1

Equity (before income tax) (5) (1) 5 1

This analysis assumes all other variables remain constant.

118 | Telecom Annual Report 2013

Liquidity risk

Liquidity risk represents Telecom’s ability to meet its contractual obligations as they fall due. Telecom evaluates its liquidity requirements on an ongoing basis.

In general, Telecom generates sufficient cash flows from its operating activities to meet its financial liabilities.

In the event of any shortfalls, Telecom has two short-term financing programmes in place; a US$1 billion European Commercial Paper Programme and a NZ$500 million Note Facility. In addition to the short-term financing programmes at 30 June 2013, Telecom had undrawn committed stand-by facility of NZ$400 million (30 June 2012: NZ$600 million) with a number of creditworthy banks, a committed two- and three-year bank facility totalling NZ$400 million, of which NZ$200 million was drawn at 30 June 2013 (30 June 2012: NZ$300 million) and a committed five year bank facility (effective March 2013) totalling NZ$100 million, of which NZ$100 million was drawn at 30 June 2013. As at 30 June 2013 Telecom also had committed overdraft facilities of NZ$20 million with New Zealand banks and A$5 million with Australian banks. There are no compensating balance requirements associated with these facilities. Telecom’s liquidity policy is to maintain unutilised committed facilities and available cash of at least 100% of the next 12 months’ net funding requirements. The policy also requires that the maximum amount of long-term debt maturing in any financial year is not to exceed NZ$400 million. Net debt must have a weighted average life of between 2.5 and 6.0 years.

As at 30 June 2013 management considered that it was in compliance with its liquidity policy as reported to Telecom’s Board. In addition to this assessment of compliance with Telecom’s liquidity policy, the exposure to liquidity risk based on contractual cash flows relating to financial liabilities is summarised below:

GROUP CARRYING CONTRACTUAL 0-6 6-12 1-2 2-3 3-4 4-5 5+

YEAR ENDED 30 JUNE 2013 AMOUNT CASH FLOWS MONTHS MONTHS YEARS YEARS YEARS YEARS YEARS

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Non-derivative financial liabilities

Trade accounts payable 550 550 550 - - - - - -

Finance lease payable 11 12 4 3 3 2 - - -

Short-term debt 122 122 122 - - - - - -

Long-term debt 855 1,014 20 120 208 178 18 161 309

Derivative financial liabilities

Interest rate swaps (net settled) 1 1 1 1 1 - - (1) (1)

Cross-currency interest rate swaps (gross settled)

Inflows - (105) - (5) (4) (4) (5) (48) (39)

Outflows 21 143 2 2 5 6 6 70 52

Forward exchange contracts

(gross settled)

Inflows - (83) (74) (9) - - - - -

Outflows 1 85 75 10 - - - - -

1,561 1,739 700 122 213 182 19 182 321

investor.telecom.co.nz | 119

PERFORMANCE

GROUP CARRYING CONTRACTUAL 0-6 6-12 1-2 2-3 3-4 4-5 5+

YEAR ENDED 30 JUNE 2012 AMOUNT CASH FLOWS MONTHS MONTHS YEARS YEARS YEARS YEARS YEARS

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Non-derivative financial liabilities

Trade accounts payable 443 443 443 - - - - - -

Finance lease payable 10 11 3 3 4 1 - - -

Short-term debt 95 95 95 - - - - - -

Long-term debt 917 1,037 20 336 125 296 167 5 88

Derivative financial liabilities

Interest rate swaps (net settled) 6 6 1 1 2 1 1 - -

Cross-currency interest rate swaps (gross settled)

Inflows - (110) - (4) (4) (4) (5) (5) (88)

Outflows 17 144 2 2 4 5 5 5 121

Forward exchange contracts

(gross settled)

Inflows - (133) (73) (59) (1) - - - -

Outflows 3 137 75 61 1 - - - -

1,491 1,630 566 340 131 299 168 5 121

Contractual cash flows include contractual undiscounted principal and interest payments. Telecom uses cash and derivative assets to manage liquidity.

Credit risk

In the normal course of its business, Telecom incurs credit risk from financial instruments if a counterparty fails to meet its contractual obligations. Credit risk arises on cash, short-term investments, trade receivables, other receivables, finance lease receivables and derivative financial instruments.

Telecom has a credit policy that is used to manage this exposure to credit risk. As part of this policy limits on exposures with significant counterparties have been set and approved by the Board and are monitored on a regular basis. Telecom places its cash, short-term investments and derivative financial instruments with high credit quality financial institutions and sovereign bodies. Telecom’s financial instruments do not have significant concentration of risk with any single party.

Telecom has certain derivative and debt agreements that are subject to bilateral credit support agreements that require Telecom or the counterparty to post collateral funds to support the value of certain derivatives. As at 30 June 2013 no collateral was posted (30 June 2012: nil). In the event of a downgrade of Telecom’s credit rating to either Baa1 (Moody’s Investors Service) or BBB+ (Standard & Poor’s) US$6 million (based on rates at 30 June 2013) of collateral would be required to be posted.

NZ$936 million of Telecom’s assets are subject to credit risk (30 June 2012: NZ$1,038 million). Telecom holds various letters of credit and guarantees over some of these amounts. Telecom does not hold any collateral over these amounts.

Finance lease receivables, other than those relating to asset and property usage agreements with Chorus, are secured over the underlying assets.

Telecom’s only financial assets that are past their due payment date are trade receivables. Telecom’s trade receivables are aged as follows:

GROUP

YEAR ENDED 30 JUNE 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M

Current 270 264

0-30 days past due 37 100

30-60 days past due 32 22

60-90 days past due 17 8

90+ days past due 13 28

369 422

Telecom has NZ$78 million (30 June 2012: NZ$140 million) of financial assets that are overdue and not impaired.

120 | Telecom Annual Report 2013

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

Movements in the allowance for doubtful accounts are as follows:

GROUP

YEAR ENDED 30 JUNE 2013 2012 2011

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M

Balance at beginning of the year 18 25 24

Charged to costs and expenses 21 12 21

Bad debts recovered (5) (3) (3)

Utilised (13) (16) (17)

Balance at end of the year 21 18 25

Equity risk

Investments that subject Telecom to equity risk include long-term investments in listed and unlisted companies, as well as investments in associate companies. Telecom’s exposure to equity risk as at 30 June 2013 was NZ$76 million (30 June 2012: NZ$57 million). Telecom manages its exposure to equity risk through representation on the board of investee companies or through regular reviews of the investee’s current and projected performance. A 10% movement in quoted prices of shares in Telecom’s listed investment, being Hutchison, would increase or decrease Telecom’s equity by NZ$7 million (30 June 2012: NZ$5 million).

Capital risk management

Telecom manages its capital considering shareholders’ interests, the value of Telecom’s assets and Telecom’s credit ratings. The following table summarises Telecom’s capital:

GROUP

YEAR ENDED 30 JUNE 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M

Cash (118) (185)

Short-term debt (note 20) 122 95

Long-term debt at hedged rates 885 949

Net debt 889 859

Equity 1,413 1,626

Capital 2,302 2,485

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

At 30 June 2013 Telecom’s credit rating for long-term and short-term debt with Moody’s Investors Service was A3 and P-2 respectively, with outlook stable. Standard & Poor’s ratings for long-term and short-term debt was A- and A-2 respectively, with outlook stable. Net debt includes long-term debt at the value of hedged cash flows due to arise on maturity, plus short-term debt, less any cash and short-term investments. Net debt is a non-GAAP measure, it is not defined in accordance with NZ IFRS, but is a measure used by management. The following table reconciles long-term debt at hedged rates to long-term debt at spot rates as reported under NZ IFRS.

investor.telecom.co.nz | 121

PERFORMANCE

The following table reconciles long-term debt at hedged rates to long-term debt at spot rates as reported under NZ IFRS.

GROUP

YEAR ENDED 30 JUNE 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M

Long-term debt (note 22) 854 917

Impact of hedged rates used 30 31

Unamortised discount 1 1

Long-term debt at hedged rates 885 949

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

2013 2012

YEAR ENDED 30 JUNE ASSETS

LIABILITIES ASSETS LIABILITIES

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Cash flow hedges

Forward exchange contracts 3 (1) 2 (3)

Interest rate swaps 1 (1) - (6)

Cross-currency interest rate swaps - (21) - (17)

Currency options 1 - - -

5 (23) 2 (26)

Derivatives not designated in hedge relationships - classified as fair value through the profit and loss

Forward exchange contracts 1 - - -

1 - - -

Total derivative assets/(liabilities) 6 (23) 2 (26)

122 | Telecom Annual Report 2013

Cash flow hedges

Telecom uses cross-currency interest rate swaps and interest rate swaps to manage interest and foreign exchange risk on debt. These swaps are jointly designated as cash flow hedges of the forecast interest and principal cash flows of the debt. The changes in the fair values of interest rate derivatives accumulated in equity are expected to be reclassified to finance expense as interest payments occur over the remaining term of the derivatives. At 30 June 2013 derivatives with a fair value deferred in equity of NZ$6 million are due to mature in 2018 (30 June 2012: NZ$4 million) and NZ$5 million in 2020 (30 June 2012 NZ$5 million).

Telecom enters into forward exchange contracts to hedge foreign currency purchases. The majority of the purchases are forecast to be made within 12 months of 30 June 2013.

When in a hedging relationship, the fair value of foreign exchange forward contracts will be included in the income statement at the same time as the underlying purchase impacts the determination of income. If the purchase relates to an operating expense, the fair value will be recognised when the underlying expense is recognised. If the purchase relates to an item of property, plant and equipment or intangible assets, the fair value will be recognised in the income statement as the asset depreciates or is amortised. If the purchase relates to an inventory item, the fair value will be recognised in the income statement when the underlying inventory is expensed.

During the period all hedged forecast transactions occurred as expected. This did not cause any cash flow hedge relationships to no longer qualify for hedge accounting with no resulting foreign exchange loss transferred from the cash flow hedge reserve to the income statement (year ended 30 June 2012: nil).

A reconciliation of movements in the cash flow hedge reserve follows:

2013 2012 2011

TAX TAX TAX

GROUP BEFORE CREDIT/ NET OF BEFORE CREDIT/ NET OF BEFORE CREDIT/ NET OF

YEAR ENDED 30 JUNE TAX (EXPENSE) TAX TAX (EXPENSE) TAX TAX (EXPENSE) TAX

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Balance at beginning of the year (6) (59) (32)

Gain/(loss) recognised in other comprehensive income 14 (4) 10 66 (18) 48 (134) 40 (94)

Amount reclassified from cash flow hedge reserve to finance expense 2(1) 1 24 (7) 17 73 (22) 51

Amount reclassified from cash flow hedge reserve to property, plant and equipment/intangible assets (6) 2 (4) (17) 4 (13) 17 (4) 13

Amount reclassified from cash flow hedge reserve to inventory (1) - (1) 1 - 1 4 (1) 3

Total movements to other comprehensive income 9 (3) 6 74 (21) 53 (40) 13 (27)

Balance at the end of the year - (6) (59)

investor.telecom.co.nz | 123

PERFORMANCE

Parent Company

The Parent Company’s financial instruments are classified under NZ IAS 39 and NZ IFRS 9 and are as follows:

PARENT

YEAR ENDED 30 JUNE 2013 FAIR VALUE AMORTISED TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M

Current assets: Receivables due from subsidiaries - 1 1

Non-current assets: Long-term investments - 2,266 2,266

Current liabilities: Debt due within one year - (3,715) (3,715)

Non-current liabilities: Long-term provisions (2,052) - (2,052)

PARENT

YEAR ENDED 30 JUNE 2012 FAIR VALUE AMORTISED TOTAL

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M

Current assets: Receivables due from subsidiaries - 1 1

Non-current assets: Long-term investments - 2,727 2,727

Current liabilities: Debt due within one year - (4,241) (4,241)

Non-current liabilities: Long-term provisions (1,897) - (1,897)

The Parent Company has no derivative financial instruments and has no financial assets that are measured at fair value.

Currency risk

The Parent Company does not take any action to reduce its exposure to any resulting currency risk.

Interest rate risk

The Parent Company has interest rate exposures on some loans to and from subsidiary companies. The Parent Company does not manage the associated risks.

Liquidity risk

The Parent Company’s maximum exposure to liquidity risk relating to financial liabilities is summarised below.

PARENT 0-6

YEAR ENDED 30 JUNE CARRYING CONTRACTUAL MONTHS

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M

Debt due to subsidiaries: 30 June 2013 (3,715) (3,715) (3,715)

Debt due to subsidiaries: 30 June 2012 (4,241) (4,241) (4,241)

Credit risk

The Parent Company has exposure to credit risk from balances owed from subsidiary companies. The maximum exposure to credit risk at 30 June 2013 is NZ$2,267 million (30 June 2012: NZ$2,728 million).

Equity risk

The Parent Company has exposure to equity risk by way of its investments in subsidiaries. The maximum exposure at 30 June 2013 is NZ$4,889 million (30 June 2012: NZ$5,402 million).

Hedging activities

The Parent Company has no material hedging activities.

124 | Telecom Annual Report 2013

Note 27 Commitments

Operating lease commitments - Telecom as lessee

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

Future minimum rental commitments for all non-cancellable operating leases are:

GROUP

YEAR ENDED 30 JUNE 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M

Less than 1 year 94 91

Between 1 and 5 years 294 280

More than 5 years 248 275

636 646

Finance lease payable - Telecom as lessee

Telecom has entered into commercial finance leases on a range of information technology equipment. The profile of lease payments (excluding Chorus leases) is set out below:

GROUP UNDISCOUNTED DISCOUNTED UNDISCOUNTED DISCOUNTED

YEAR ENDED 30 JUNE 2013 2013 2012 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Less than 1 year 6 6 6 6

Between 1 and 5 years 6 5 5 4

Total minimum future lease payments 12 11 11 10

Less unearned finance expense (1) - (1) -

Present value of minimum finance lease payments 11 11 10 10

Finance lease receivables - Telecom as lessor

Telecom has entered into commercial finance leases on a range of information and communications technology equipment for Telecom business customers. The profile of lease receipts (excluding Chorus leases) is set out below:

GROUP UNDISCOUNTED DISCOUNTED UNDISCOUNTED DISCOUNTED

YEAR ENDED 30 JUNE 2013 2013 2012 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M

Less than 1 year 47 44 33 31

Between 1 and 5 years 55 42 41 34

More than 5 years - - 1 -

Total minimum future lease receipts 102 86 75 65

Unguaranteed residual value - - 2 2

Gross finance lease receivable 102 86 77 67

Less unearned finance income (16) - (10) -

Present value of minimum lease receivable 86 86 67 67

Minimum lease receipts - short term 44 31

Minimum lease receipts - long term 42 36

Allowance for uncollectable lease payments 1 1 1 1

The interest rate inherent in the leases is fixed at the contract date for the entire lease term.

The balances are secured over the equipment leased. Telecom is not permitted to sell or repledge the collateral in the absence of a default by the lessee.

The maximum credit risk exposure for finance lease receivables is the carrying amount of the receivables. Other than the allowance for uncollectable lease payments noted above, the finance lease receivables at 30 June 2013 are neither past due nor impaired.

investor.telecom.co.nz | 125

PERFORMANCE

Finance leases with Chorus

On demerger, Telecom entered into a number of leases with Chorus for space in exchange buildings. Under these leases, Telecom is:

a lessor for space in Telecom exchanges; and

a lessee for space in Chorus exchanges

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

YEAR ENDED 30 JUNE 2013 2013 2013 2013 2013 2013

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M NZ$M

Less than 1 year 14 14 (6) (6) 8 8

Between 1 and 3 years 28 24 (13) (11) 15 13

Between 3 and 5 years 28 20 (13) (9) 15 11

More than 5 years 402 97 (15) (9) 387 88

Total expected future lease receipts/(payments) 472 155 (47) (35) 425 120

Finance lease receivable/(payable) 472 155 (47) (35) 425 120

Less unearned finance expense/(income) (317) - 12 - (305) -

Present value of finance lease receivable/(payable) 155 155 (35) (35) 120 120

Expected lease receipts/(payments) - short term 14 (6) 8

Expected lease receipts/(payments) - long term 141 (29) 112

126 | Telecom Annual Report 2013

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

Less unearned finance expense/(income) (330) - 15 - (315) N/A

Present value of finance lease receivable/(payable) 157 157 (39) (39) 118 118

Expected lease receipts/(payments) - short term 14 (6) 8

Expected lease receipts/(payments) - long term 143 (33) 110

The remaining term of the leases when Telecom is the lessor is for nine years, with multiple rights of renewal for a further 25 years. The term of the leases when Telecom is the lessee is for two years, with rights of renewal for a further six years. The full term has been used in the calculation of the finance leases payable and receivable as it is likely that due to the specialised nature of the building, the leases will be renewed to the maximum term.

Other commitments

At 30 June 2013 capital expenditure amounting to NZ$174 million (30 June 2012: NZ$110 million) had been committed under contractual arrangements. In addition, Telecom has an agreement to on-sell NZ$28 million of cable capacity. The capital expenditure commitments principally relate to information technology equipment and cable capacity.

As at 30 June 2013 Telecom had other supplier commitments of NZ$433 million, with NZ$401 million due in the year ending

30 June 2014.

investor.telecom.co.nz | 127

PERFORMANCE

Note 28 Contingencies

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

New Zealand

On demerger effective 1 December 2011 certain ongoing litigation was allocated between Chorus and Telecom. The allocated party will manage the allocated litigation at their cost, with indemnities in place to ensure that the party to which they are allocated bears the economic risk of that litigation. The Separation Deed provides that claims under the indemnities must exceed a certain minimum claim amount and (other than those in relation to litigation) be brought before 30 June 2014. In addition, the amount payable under the indemnities and other claims under the Separation Deed is limited to NZ$300 million.

Other claims

Various other lawsuits, claims, investigations (including tax inquiries) have been brought, are pending or are in process against Telecom and its subsidiaries, none of which are expected by Telecom to have a significant effect on the financial position or profitability of Telecom. However, Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims or inquiries are ultimately resolved against Telecom’s interests. There can be no assurance that such cases will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

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

Guarantees

Telecom has issued bank guarantees totalling A$10 million as at

30 June 2013 (30 June 2012: A$10 million) to guarantee rental payments of a subsidiary company. In the event of the subsidiary defaulting on these rental payments then Telecom has guaranteed to pay these amounts. The likelihood of any payment being made under this guarantee is low.

Cross-border lease guarantees

Telecom has cross-border leases in respect of certain telecommunications assets, which provide certain undertakings (including letters of credit) in accordance with guarantees entered into as part of the transactions. The maximum exposure under these guarantees is now assessed at NZ$12 million (30 June 2012: NZ$13 million).

Parent Company

The Parent Company has guaranteed, along with guaranteeing subsidiary companies, total indebtedness of TCNZ Finance Limited (a Telecom Group company) amounting to NZ$1,000 million (30 June 2012: NZ$1,037 million).

The Parent Company has also agreed to indemnify Telecom Trustee Limited, a Telecom subsidiary, for any losses incurred on the sale of Telecom shares held by the Trust. Accordingly, where the revaluation of these shares results in a carrying value below historic cost, an equivalent receivable from the Parent Company is recognised by Telecom Trustee Limited.

128 | Telecom Annual Report 2013

Note 29 Related party transactions

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

Telecom makes payments to Southern Cross in connection with capacity it has purchased on the Southern Cross network.

Transactions undertaken with these entities have been entered into on an arm’s length commercial basis. Balances in respect of these transactions with associate companies are set out in the table below.

GROUP

YEAR ENDED 30 JUNE 2013 2012 2011

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M

Revenue received from associates1 62 96 110

Expenses paid to associates 9 10 9

Capacity acquired from associates2,3 11 1 4

Receivables from associates - 7 8

1 Includes dividends received from Southern Cross of NZ$56 million in 2013 (30 June 2012: NZ$58 million; 30 June 2011: NZ$71 million).

2 Telecom’s intangible assets includes capacity acquired from Southern Cross, with a cost of NZ$593 million (30 June 2012: NZ$586 million; 30 June 2011: NZ$564 million) and accumulated amortisation of NZ$346 million (30 June 2012: NZ$338 million; 30 June 2011: NZ$320 million).

3 At 30 June 2013 Telecom has committed to purchases of NZ$56 million for cable capacity from Southern Cross.

Parent Company

Amounts due from subsidiary companies are for no fixed term and incur interest at interest rates that range from nil to 10%. Debts due to subsidiary companies within one year are for no fixed term and incur interest at a weighted average interest rate of 7.6% at 30 June 2013 (30 June 2012: 7.6%).

investor.telecom.co.nz | 129

Note 30 Subsidiaries

As at 30 June 2013 the significant companies of the Telecom Group and their activities were as follows:

COUNTRY OWNERSHIP PRINCIPAL ACTIVITY

TCNZ Australia Investments Pty Limited Australia 100% A holding company

Telecom New Zealand International Australia 100% Provides international wholesale telecommunications

Australia Pty Ltd services

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

Telecom Rentals Limited New Zealand 100% Leases telecommunications equipment to third parties

Telecom Leasing Limited New Zealand 100% Procures and leases assets

Teleco Insurance Limited Bermuda 100% A Group insurance company

Revera Limited New Zealand 100% IT infrastructure and data centre provider

Blaxton Properties Limited New Zealand 100% NZ property investment

The financial year end of all significant subsidiaries is 30 June.

130 | Telecom Annual Report 2013

Note 31 Reconciliation of net earnings to net cash flows from operating activities

GROUP PARENT

YEAR ENDED 30 JUNE 2013 2012 2011 2013 2012

(DOLLARS IN MILLIONS) NZ$M NZ$M NZ$M NZ$M NZ$M

Net earnings/(loss) for the year 238 1,157 166 (110) 2,116

Adjustments to reconcile net earnings to net cash flows from operating activities

Depreciation 332 447 733 - -

Amortisation 207 234 294 - -

Bad and doubtful accounts 21 12 21 - -

Deferred income tax (26) 88 (46) - -

Share of associates’ net profits - - (1) - -

Net insurance proceeds (15) - - - -

Asset impairments 38 - 257 - 117

Net gain on asset arrangements - (68) - - -

Gain on distribution of Chorus shares - (764) - - (726)

Debt restructuring costs (included in financing cash flows) - 110 - - -

Gain on winding up foreign operations (6) (28) - - -

Other - (13) (8) 154 (830)

Changes in assets and liabilities net of effects of non-cash and investing and financing activities

Decrease/(increase) in accounts receivable and related items 58 (5) (27) (15) 1,526

Decrease/(increase) in inventories (4) 6 1 - -

Increase/(decrease) in current taxation 49 (74) 30 - -

Increase/(decrease) in accounts payable and related items (7) (117) (71) 185 (1,429)

Net cash flows from operating activities 885 985 1,349 214 774

investor.telecom.co.nz | 131

PERFORMANCE

Note 32 Imputation credit account

The Parent Company is a member of the Telecom Imputation Group. The Telecom Imputation Group’s imputation credit account had a NZ$3 million debit (negative) balance at 30 June 2013 (2012: NZ$14 million credit).

Dividends paid by the Parent Company may include imputation credits representing the taxation payments made by the Company on its profits. New Zealand resident shareholders may claim a tax credit equal to the value of the imputation credits attached to dividends. Overseas shareholders in general are not entitled to claim the benefit of any imputation credits. Overseas shareholders may benefit from supplementary dividends.

Note 33 Significant events after balance date

On 22 August 2013 the Board approved the payment of a second half dividend of NZ$145 million, representing 8 cents per share. The dividend will be 75% imputed (at a ratio of 21/72) in line with the corporate income tax rate. In addition, supplementary dividends totalling approximately NZ$19 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from Inland Revenue equivalent to the amount of supplementary dividends paid.

Note 34 New accounting standards not yet adopted

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for Telecom’s accounting periods beginning on or after 1 July 2013 but which Telecom has not yet adopted. Telecom does not consider any other standards or interpretations in issue, but not yet applicable, to have a significant impact on its financial statements. Those which are relevant to Telecom are as follows:

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

Amendments to NZ IAS 28 Investments in associates and joint ventures

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

Amendments to NZ IAS 32 Financial instruments: disclosures offsetting financial assets and financial liabilities

Effective for periods beginning on or after 1 January 2014. These amendments clarify the meaning of ‘currently has a legally enforceable right to set-off’ and also clarify the application of NZ IAS 32 offsetting criteria to settlement systems, which apply gross settlement mechanisms that are not simultaneous.

132 | Telecom Annual Report 2013

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

As a result of Telecom’s stock exchange listings in New Zealand and Australia, it is subject to the governance requirements of each of these jurisdictions. This includes: the NZSX Listing Rules and Corporate Governance Best Practice Code; the Financial Markets Authority handbook ‘Corporate Governance in New Zealand Principles and Guidelines’; the ASX Listing Rules and the ASX Corporate Governance Council’s Principles and Recommendations.

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

Telecom’s American Depositary Shares (ADSs), each representing five ordinary Telecom shares and evidenced by American Depositary Receipts (ADRs), are traded on the over-the-counter (OTC) market in the United States. The Bank of New York Mellon is Telecom’s ADR Depositary. Telecom is registered with the United States Securities Exchange Commission (SEC) pursuant to the United States Securities Exchange Act of 1934 (Securities Exchange Act). However, Telecom has announced its intention to deregister in the future in the event it meets the relevant deregistration criteria following its delisting from the New York Stock Exchange on

19 July 2012. As a result of Telecom remaining registered under the Securities Exchange Act, Telecom is subject to SEC reporting obligations under the Securities Exchange Act and the United States Sarbanes-Oxley Act.

Compliance with NZSX Best Practice Code, Corporate Governance in New Zealand Principles and Guidelines and ASX Corporate Governance Council’s Principles and Recommendations

The NZSX Listing Rules require Telecom to include a statement in this Report disclosing the extent to which it has followed the NZSX Corporate Governance Best Practice Code for the reporting period. Telecom considers its governance practices comply with the Code in its entirety for FY13. Telecom also considers that its governance practices comply with the Corporate Governance in New Zealand Principles and Guidelines in their entirety for FY13. In addition, the ASX Listing Rules require Telecom to include a statement in this Report disclosing the extent to which Telecom’s governance practices comply with the ASX Corporate Governance Council’s Principles and Recommendations set out in the second edition of the Corporate Governance Principles and Recommendations (as amended in 2010) during the reporting period, identifying the recommendations that have not been followed and providing reasons for that variance. Telecom considers that it complies with each of the recommendations.

Further information

More detail about Telecom’s governance practices and copies of its principal governance documents (including the Board charter, the Nominations and Corporate Governance Committee charter, the Human Resources and Compensation Committee charter and the Audit and Risk Management Committee charter) are available on Telecom’s website. Go to: www.telecom.co.nz>TelecomGroup>Governance.

investor.telecom.co.nz | 133

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

Board membership, size and composition

As at 30 June 2013 the Board comprised eight directors: being a non-executive chairman, six non-executive directors and the CEO and executive director, Simon Moutter. The Board has a broad range of experience and skills appropriate to meet its objectives. Areas of expertise and experience include telecommunications, finance, legal, brand, marketing, accounting, governance and international business. For details of individual directors see Our company - Board of directors. The Nominations and Corporate Governance Committee is responsible for making recommendations to the Board regarding the Board’s size and composition. It also reviews the criteria for the selection of directors to ensure the Board comprises the right mix of skills and experience to meet the needs of Telecom.

Selection and role of chairman

The chairman is elected by the Board from the non-executive directors. The Board supports the separation of the role of chairman and CEO. The chairman’s role is to manage and provide leadership to the Board and to facilitate the Board’s interface with the CEO. The current chairman, Mark Verbiest, who was appointed on 1 December 2011 (and re-elected on

28 September 2012) is a non-executive director and, as required by the Board charter, is independent on the basis outlined below. For his biography, see Our company - Board of directors. The Board does not have a deputy chairman.

Director independence

The Board is committed to having a majority of directors who are judged by the Board to be independent of judgement and character and free of material relationships with Telecom and other entities and people who might influence, or could be perceived by others to influence, such judgement.

In setting the criteria for determining independence, the Board considered the requirements under the NZSX Listing Rules and the guidance provided in the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations. Independence standards consistent with the requirements of these jurisdictions have been adopted by Telecom and are contained in the Board charter. Telecom’s Board charter requires a majority of directors to be independent. While the Board has not set financial materiality thresholds for determining independence, it considers all relationships on a case-by-case basis and, as a general policy, considers a threshold of 5% to be relevant in determining materiality. When determining independence, relationships are considered from the perspective of both Telecom and the customer or supplier. At its 22 August 2013 Board meeting, the Board resolved, based on information provided by directors regarding their interests, that each non-executive director on the Board at the balance date and at the date of the meeting was independent, with the exception of Mr Roberts, who was found to be not independent as a result of a technical analysis of his role as CEO of Saatchi & Saatchi Worldwide. While the Board are of the view that there is in fact no actual conflict of interest, it recognises that there may be a perception that such a relationship could influence Mr Roberts’ decisions in relation to Telecom’s advertising spend with Saatchi

& Saatchi New Zealand (in accordance with the Board charter test). Despite this determination, the Board is of the opinion that Mr Roberts does not in fact exercise influence in relation to the engagement of Saatchi & Saatchi New Zealand as an advertising supplier to Telecom (as decisions relating to advertising spend are made by management, not the Board) and that in all other respects the Board regards Mr Roberts as independent. The Board also resolved that the executive director, Mr Moutter, was not independent by virtue of the fact that he is the CEO and therefore part of the management team.

The Board will review any determination it makes on a director’s independence on becoming aware of any information that indicates the director may have a relevant material relationship. For this purpose, directors are required to ensure that they immediately advise of any new or changed relationships so the Board can consider and determine the materiality of the relationship. For biographies of directors in office at 30 June 2013, see Our company - Board of directors. For further information about the directors’ interests see Performance - Related party transactions (note 29 to the financial statements) and

Disclosures - Interests Disclosures.

134 | Telecom Annual Report 2013

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

Diversity within the Board

The Board recognises that building diversity across Telecom will deliver enhanced business performance - this includes building diversity of thought within the Board of directors. Diverse backgrounds, gender, age, experience and perspectives are critical to building a high-performing business, better able to solve problems and implement new ideas. The current Board has depth and breadth of experience both in New Zealand and overseas as well as the diversity of age, gender and perspectives necessary to govern Telecom as it addresses opportunities and challenges.

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

All directors are regularly updated on relevant industry and company issues. This may include visits to Telecom operations and briefings from key Leadership Team members and industry experts. From time to time the Board may also undertake educational trips to receive briefings from companies in relevant industries. There is an ongoing programme of presentations to the Board by all business units. The Board expects all directors to undertake continuous education so that they may appropriately and effectively perform their duties.

Board performance review

Board evaluations are undertaken annually to seek director and Leadership Team feedback on a range of matters relating to Board performance, including its role and composition and engagement with management, shareholders and stakeholders. The collective results of the evaluation are then reported to the Board by the chairman and discussed with directors. The last Board evaluation survey was undertaken in May 2013.

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

investor.telecom.co.nz | 135

GOVERNANCE

Leadership Team performance review

The CEO is responsible for regularly reviewing the performance of his direct reports against their key performance objectives. The formal annual review process is generally conducted in August each year in respect of the immediately preceding financial year with the last review conducted in August 2013. This evaluation is undertaken using criteria set annually by the CEO that include the performance of the business, the accomplishment of strategic and operational objectives and other non-quantitative objectives agreed with the Human Resources and Compensation Committee at the beginning of each financial year. The Human Resources and Compensation Committee reviews and approves the CEO’s remuneration recommendations for his direct reports, including the payment level of their annual short-term incentives and any other variation of the terms and conditions of employment.

For further details relating to Leadership Team remuneration see Remuneration of the Leadership Team.

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

Telecom’s notice of meeting details those directors standing for re-election at Telecom’s next annual meeting.

Board access to information and advice

Telecom’s company secretary is responsible for supporting the effectiveness of the Board by ensuring that policies and procedures are followed and for coordinating the completion and dispatch of the Board agendas and papers.

All directors have access to senior management, including the company secretary, to discuss issues or obtain information on specific areas or items to be considered at the Board meeting or other areas they consider appropriate. The Board, Board committees and each director have the right, subject to the approval of the chairman, to seek independent professional advice at Telecom’s expense to assist them in carrying out their responsibilities. Further, the Board and Board committees have the authority to secure the attendance of outsiders with relevant experience and expertise at Board meetings.

Directors’ shareholding

As a matter of Board policy, non-executive directors are encouraged to hold Telecom shares. For disclosure of each director’s shareholding see Disclosures - Interests Disclosures - Director share ownership. Directors are required to comply with Telecom’s Insider Trading Policy and Rules when trading in Telecom shares. For further information about Telecom’s Insider Trading Policy see Insider Trading Policy and trading in Telecom securities below.

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

Leadership Team members and other senior employees regularly attend Board meetings and are also available to be contacted by directors between meetings. The Board and its committees also meet regularly in executive session, presided over by the chairman, without the CEO or other management present. Such sessions, in particular, deal with management performance and remuneration issues, Board performance evaluation issues and discussions with the General Manager Group Risk and Audit and external auditor to promote a robust independent audit process.

Attendance at Board and committee meetings

The Board held eight formal meetings and two special meetings during FY13. The table below shows director attendance at these Board meetings and committee member attendance at committee meetings. Sub-committees of the Board also met regularly throughout the year to consider matters of special importance.

136 | Telecom Annual Report 2013

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

Board and committee meeting attendance for FY13

BOARD MEETINGS SPECIAL BOARD MEETINGS AUDIT AND RISK MANAGEMENT COMMITTEE HUMAN RESOURCES COMPENSATION COMMITTEE NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE

AND

Total number of meetings held 8 2 4 5 2

P Berriman 8 2 4 – 2

M Horn 8 2 4 – 2

M Leyland 8 2 – 5 2

K Roberts 6 2 – 2 1

C Sitch 8 1 4 – 2

J Smyth 8 2 4 5 2

M Verbiest 8 2 4 5 2

S Moutter 8 2 – – –

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

investor.telecom.co.nz | 137

GOVERNANCE

Committee roles, responsibilities and membership

COMMITTEE HUMAN RESOURCES AND COMPENSATION COMMITTEE AUDIT AND RISK MANAGEMENT COMMITTEE NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE

Role To assist the Board in overseeing the management of the human resources activities of Telecom To assist the Board in its oversight of the integrity of the financial reporting and risk management framework To identify and recommend to the Board nominations for members of the Board

To ensure the independence of the external auditor To review and develop Telecom’s corporate governance principles and make recommendations to the Board

Responsibilities Review the current remuneration and human resources strategy, structure and policy of Telecom Oversee all matters concerning the integrity of the financial statements and financial reporting systems and processes Recommend candidates for appointment to the Board based on the criteria set out in the Board charter Board

Review and make recommendations to the Board on non-executive director remuneration, having regard to any relevant factors (including the shareholder-approved fee pool)

Ensure compliance with financial reporting and related regulatory requirements Oversee the performance evaluation of the Board and review Board succession planning

Consider the adequacy of internal controls after consultation with management and the external auditors

Review and evaluate the CEO’s performance against key objectives and make recommendations to the Board on the CEO’s remuneration Be actively involved in succession planning for the chairman

Review the fraud report on a quarterly basis and make any necessary disclosures to the external auditor Review, on an ongoing basis, the governance structures and processes of the Board and make recommendations to the

Review and approve the conditions and terms of employment of the CEO’s direct reports (other than members of the CEO’s Office)

Ensure that an appropriate risk management framework exists and review principal risks

Review and recommend to the Board the Recommend to the Board the appointment or termination of the Chief Financial Officer (CFO) and General Counsel removal of any director, subject to the provisions of the constitution

Appoint the external auditors (subject to annual shareholder approval)

Review and make recommendations to the Board with respect to incentive remuneration plans and equity-based compensation plans Make recommendations to the Board as to its size

Review the external auditor’s qualifications, performance and independence

Make recommendations to the Board with respect to the measurable objectives to be set by the Board for achieving diversity Approve the appointment of the internal auditor and review the activities and performance of the internal audit function

Annually assess the effectiveness of the diversity policy, the measurable objectives set for achieving diversity, the progress toward achieving them and make recommendations to the Board in respect of such assessments

Review Telecom’s compliance with applicable laws, regulations and standards through Telecom’s compliance frameworks

Provide oversight of the structure and outcome of remuneration incentive arrangements as they relate to key internal audit personnel

Ensure that appropriate disclosures with respect to diversity are made in Telecom’s annual report

Annually review and report to the Board on the relative proportion of women and men who make up Telecom’s workforce, at all levels of the business

Members as at Justine Smyth (Chair) Murray Horn (Chair) Mark Verbiest (Chair)

30 June 2013 Maury Leyland Paul Berriman Paul Berriman

Kevin Roberts Charles Sitch Murray Horn

Mark Verbiest Justine Smyth Maury Leyland

Mark Verbiest attends meetings Kevin Roberts

in an ex officio capacity Charles Sitch

Justine Smyth

138 | Telecom Annual Report 2013

Audit governance and independence

Audit and Risk Management Committee

The Audit and Risk Management Committee includes members who have appropriate financial experience and an understanding of the industry in which Telecom operates. All committee members are independent (in accordance with the independence criteria contained in the Board charter) and are financially literate. The committee charter requires that at least one member of the committee must be an ‘audit committee financial expert’ as defined in the SEC’s Form 20-F.

The Board considers that Dr Murray Horn is an ‘audit committee financial expert’ for the above purposes. Dr Horn is chairman of the Audit and Risk Management Committee and is an independent director (in accordance with the independence criteria in NYSE Rule 303A and as required under Item 16A of the SEC’s Form 20-F).

For the industry knowledge and financial experience of other members of the Audit and Risk Management Committee see

Our company – Board of directors.

The SEC has determined that an audit committee member who is designated as an ‘audit committee financial expert’ is not deemed to be an expert for any other purpose, including for the purposes of section 11 of the Securities Exchange Act 1934.

External audit independence

The Audit and Risk Management Committee is responsible for making recommendations to the Board concerning the appointment of Telecom’s external auditor and their terms of engagement. KPMG was automatically re-appointed as Telecom’s auditor for the upcoming year at Telecom’s annual meeting in September 2012. Shareholders also approved the Board setting the remuneration of the auditor at the annual meeting in September 2012. The chair of the Audit and Risk Management Committee may invite such persons to attend the committee meetings as deemed necessary. The committee regularly meets with the external auditor without management being present and meets management without the external auditor being present. Committee members may contact the external auditor directly at any time.

See Performance – Auditor’s Reports for the external auditor’s reports for 2013.

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

Aside from core audit services, Telecom’s auditor may provide the following services with prior approval from the Audit and Risk Management Committee:

other assurance services (eg, TSO certification, trust deed reporting);

accounting policy advice (including opinions on compliance with International Financial Reporting Standards);

listing advice; and

accounting/technical training.

investor.telecom.co.nz | 139

GOVERNANCE

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

The External Audit Independence Policy can be viewed on Telecom’s website (go to www.telecom.co.nz>Telecom Group>Governance). It is a requirement of the Audit and Risk Management Committee charter that the committee annually assesses and confirms to the Board the independence of the external auditor after consideration of the External Audit Independence Policy criteria. This includes assessing whether the independence of the external audit process has been maintained in light of the performance of any other assurance services. The Audit and Risk Management Committee undertook this assessment at its meeting in August 2013 and confirmed to the Board that it had complied in all respects with the External Audit Independence Policy and that the committee was satisfied as to the external auditor’s (KPMG) independence. As part of this assessment, KPMG confirmed in writing that it has complied with all aspects of the External Audit Independence Policy and provided relevant details in support of compliance with Public Company Accounting Oversight Board rule 3526.

Attendance at annual meeting

Representatives of Telecom’s external auditor will be available at Telecom’s annual meeting to answer shareholder questions about the conduct of the audit and the content of the external auditors’ reports.

1 For the purposes of this exclusion, the following persons (among others) are deemed to perform a financial reporting oversight role: CEO, CFO, group controller, the head of finance planning & performance management and the heads of finance for various business units in New Zealand and Australia.

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

For further information on the specific risks facing Telecom’s business see Performance – Risk factors.

Risk management roles and responsibilities

Risk management takes place in the context of normal business processes. In addition, risk is managed through the delegation of authority framework and other Telecom policies that provide a framework for managing specific pan-Telecom risks arising from the Company’s business direction and strategic environment. To manage financial risks around treasury transactions, the Board has approved principles and policies that specify who may authorise transactions and segregates the duties of those carrying them out.

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

140 | Telecom Annual Report 2013

CEO/CFO assurance

Although Telecom is not required to comply with all of the provisions of the Australian Corporations Act 2001, Telecom requires that its CEO and CFO make an annual declaration in relation to Telecom’s financial statements in the form set out in s295A of the Australian Corporations Act. Section 295A requires the CEO and CFO to declare that: (a) Telecom’s financial records have been properly maintained; (b) the financial statements comply with accounting standards; and (c) the financial statements give a true and fair view. The Board receives a written assurance from the CEO and the CFO that, to the best of their knowledge and belief, the declaration provided by them in the form set out in s295A of the Australian Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.

Internal audit

Telecom has an internal audit group based in New Zealand and Australia. The internal audit charter defines the internal audit group’s objectives, scope, independence, responsibilities and authority. The internal audit group’s primary objective is to assist the Board and CEO in exercising good governance by providing independent assurance on Telecom’s control and risk management processes. The Audit and Risk Management Committee approves the appointment and replacement of the General Manager Group Risk and Audit who reports to the Board through the committee. The internal audit group is independent from the activities and operations it audits, including risk management systems, and has unrestricted access to Telecom’s records and employees. The internal audit group regularly performs audits across Telecom business units in New Zealand and Australia. The internal audit team works to an internal audit plan approved by the Audit and Risk Management Committee. The Audit and Risk Management Committee ensures that the internal audit group is appropriately staffed and that its scope of work is adequate in light of the key risks facing Telecom.

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

Human Resources Policies, including employment, remuneration and benefits, equal opportunity, anti-harassment and discrimination;

Legal and Compliance Policy;

Information Management Policy;

Technology Policy; and

Delegation of Authority Framework.

Telecom has an integrated compliance framework consistent with AS/NZ-3806 Compliance Programmes. The implementation is monitored by the Audit and Risk Management Committee. Further detail on selected policies and procedures is set out below.

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

investor.telecom.co.nz | 141

GOVERNANCE

Conflicts of interest;

Receipt of gifts;

Corporate opportunities;

Confidentiality;

Expected behaviours (including to deal fairly and honestly with Telecom’s people, professional advisers, customers, and suppliers);

The proper use of Telecom’s assets and information;

Compliance with laws and Telecom policies;

Delegated authority; and

Reporting issues regarding breaches of the Code, legal obligations or other Telecom policies.

Telecom also has a Directors’ Code of Ethics, which addresses similar topics and establishes the behaviour expected of directors. Copies of the Code and Directors’ Code of Ethics, along with any amendments or waivers, can be found on Telecom’s website (go to: www.telecom.co.nz>TelecomGroup>Governance) and are also available free of charge on request from the company secretary by emailing company.secretary@telecom.co.nz.

Escalation procedures and whistle-blowing

Any Telecom employee (including a contractor) who becomes aware of a legal, regulatory, policy or other compliance issue has a responsibility to report it using Telecom’s breach reporting/whistle-blowing frameworks, which include a financial compliance escalation procedure. In addition, Telecom has a procedure whereby accounting, auditing or internal control breaches or concerns may be reported confidentially to the Audit and Risk Management Committee.

Insider Trading Policy and trading in Telecom securities

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

To help ensure compliance with these legal requirements, the Insider Trading Policy specifies that no director or Telecom employee may buy or sell Telecom shares while in possession of inside information. The policy also states that directors and Telecom employees in possession of inside information cannot directly or indirectly advise or encourage any person to deal in Telecom shares. The policy sets out additional rules for directors, Leadership Team members, direct reports to the Leadership Team and certain other Telecom employees, and includes the requirement to seek company consent before trading and mandatory trading black-out periods.

Compliance with the Insider Trading Policy is monitored through the consent process and by education and notification by Telecom’s share registrar when any director or officer engages in trading activities. Any breach of the Insider Trading Policy would be regarded very seriously. In addition, as required by the Securities Markets Act 1988 and the Securities Markets (Disclosure of Relevant Interests by Directors and Officers) Regulations 2003, all trading by directors and officers is reported to NZX. Trading by directors is also reported to ASX.

Market disclosure and communications policies

Telecom’s Market Disclosure Policy governs communications with shareholders and other stakeholders. Telecom is committed to providing comprehensive continuous disclosure to shareholders and other stakeholders and complying with the listing rules of the stock exchanges on which Telecom is listed. Telecom requires certain senior people (the CEO, CFO, company secretary and the general manager investor relations and capital markets) and, in some cases, the chairman, to discuss whether information is material prior to its release.

Telecom has appointed a disclosure officer (currently the general manager investor relations and capital markets) who, together with the company secretary, is responsible for ensuring that all material information is lodged promptly and without delay with the NZX and ASX.

The disclosure officer ensures that such information is published on Telecom’s website where appropriate, with further dissemination through broadcast emails to news agencies and other market commentators. Disclosure practices are monitored by the disclosure officer.

Telecom has also appointed certain Leadership Team members as authorised spokespeople who are required to ensure that all proposed public comments contain information already in the public domain or information that is not materially price sensitive. Management is responsible for ensuring compliance with the policy.

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

Full participation of shareholders at the annual meeting is encouraged. Shareholders may electronically appoint and direct a proxy to vote on their behalf at the annual meeting, by lodging their proxy form online at www.investorvote.co.nz/telecom. Telecom will be webcasting its 2013 annual meeting live. Shareholders will be given the opportunity to ask questions of the chairman, directors and auditor during the meeting. The webcast will be archived on the Telecom website after the meeting, along with a copy of the minutes of the meeting.

142 | Telecom Annual Report 2013

Diversity at Telecom

Telecom believes that building diversity of thought across the organisation will deliver enhanced business performance. Diverse backgrounds, experience and perspectives are critical to build a leading-edge business and delivering for our customers. Telecom is committed to attracting, recruiting, developing, promoting and retaining a diverse group of talented individuals who will help drive Telecom’s business performance. Telecom’s Diversity Policy enshrines the Company’s commitment to diversity and sets out the respective responsibilities of the Board, the Human Resources and Compensation Committee and management in relation to building diversity across the organisation.

The Human Resources and Compensation Committee is responsible for developing measurable objectives in relation to diversity within Telecom and recommending the objectives to the Board for approval. The committee is also responsible for conducting annual assessments of the measurable objectives and the progress made toward achieving them, as well as reporting on such progress. These responsibilities are set out in the respective Board and committee charters.

For FY13 to FY15 the Board has set the following measurable objectives for achieving greater diversity at Telecom:

Increase the percentage of women in senior leadership roles

through targeted strategies;

Attract a diverse workforce reflective of Telecom’s customer and community base;

Support diversity and inclusion through manager education programmes and wider diversity awareness; and

Retain and leverage a diverse workforce through focused people policies and practices.

The current state of the measurable objectives is as follows:

The percentage of women in senior leadership roles has increased from 23% to 25% from 30 June 2012 to 30 June 2013;

A number of initiatives have continued to support increasing gender diversity in senior leadership roles, including the Telecom Women in Leadership Programme for high-potential female employees in the leadership pipeline;

Due to the restructuring which has occurred during FY13, recruitment has slowed down considerably, and Telecom made the conscious decision to focus less on the attraction of new talent. When recruitment again increases, it is envisaged that the business will focus on the attraction of diverse talent; and

Telecom also made the business decision to put on hold a number of its induction and management education programmes (specifically addressing diversity) while Telecom focused on reducing its cost base. It is currently reviewing how to address this in the future.

As noted above, despite the major focus on restructuring during FY13, some visible progress towards the measurable objectives has been made. The Board envisages that Telecom is therefore on track to meet its longer-term goals.

Telecom Gender Composition

The current proportion of women at various levels within the Telecom workforce as at 30 June 2013 is set out in the table below. Comparative figures as at 30 June 2012 have also been included.

% female % male

2013 2012 2013 2012

Telecom Board of Directors 25 25 75 75

Leadership Team (Officers) 14 11 86 89

Senior Leadership 25 23 75 77

Overall Workforce 37 38 63 62

investor.telecom.co.nz | 143

GOVERNANCE

Remuneration at Telecom

Letter from the Human Resources and Compensation Committee chair

Dear Shareholder

As the chair of the Human Resources and Compensation Committee (HRCC), I am pleased to present the Remuneration section of Telecom’s annual report for the year ending 30 June 2013.

As I indicated was the case last year, FY13 has been a year of continued and profound change for Telecom, driven by global trends, local industry competition and the need to change legacy products, platforms and costs. As our industry continues to evolve at speed, so too must Telecom continue to accelerate its rate of change and make bold decisions. This has been reflected in the human resources and remuneration approach of the HRCC.

This year, Telecom committed to a major strategic shift aimed at positioning for the longer term. More immediately, the focus has been on simplifying the business and reducing costs. The total number of employees reduced from 7,619 on 30 June 2012 to 6,342 on 30 June 2013. This was a combination of natural attrition and redundancies.

We have simplified the performance management and remuneration processes to help drive better organisational outcomes. The performance management system has been extensively redesigned and streamlined. The annual short term incentive (STI) scheme has been narrowed to a smaller pool of employees who have more accountability for driving Telecom’s performance. Employees who will no longer be eligible to participate in the annual short-term incentive scheme from FY14 had a portion of their incentive target added to their base salary in recognition of this. Other simplifications introduced in FY13 include changes to the way annual leave is administered and Telecom’s staff telephone concession arrangements.

For FY13 the equity incentive is to be delivered to the relevant members of the Leadership Team and the CEO in cash deferred for a period of two years, vesting in September 2015. The intention is still to link the value of the incentive payment to share price performance.

The HRCC supported the CEO and Leadership Team’s recommendation to freeze their salaries and the salaries of all employees who will continue to be eligible to participate in the annual short-term incentive scheme, until market conditions and organisational performance provide better justification for an increase.

All of these human resources and remuneration simplification initiatives have been introduced to help make Telecom faster, more competitive and to deliver greater value for our shareholders, as part of the wider strategic reset of the business. The incentive structure for FY14 will also be reviewed in light of this.

We recognise that delivering on our ambitions will take time. The HRCC approach to remuneration and human resources in FY14 will therefore continue to be disciplined in its focus.

Yours sincerely

Justine Smyth

The Human Resources and Compensation Committee chair

144 | Telecom Annual Report 2013

Non-executive director remuneration

Directors’ fees

The total remuneration available to non-executive directors is fixed by shareholders. The current annual fee pool limit is NZ$1,500,000 and has not been increased since it was approved by shareholders at the annual meeting in October 2003.

The Human Resources and Compensation Committee (HRCC) annually reviews director remuneration, taking into account the responsibilities, skills, performance and experience of the directors, and then makes appropriate recommendations to the Board. The HRCC takes advice from independent consultants to ensure that remuneration is in line with other comparable companies in New Zealand.

During FY13 the fees paid to non-executive directors were as follows:

BOARD/COMMITTEE 1 CHAIRMAN 2 MEMBER

Base Fee – Board of Directors $330,000 $130,000

Audit and Risk Management $35,000 $17,000

Committee

Human Resources and $30,000 $15,000

Compensation Committee

Nominations and Corporate – –

Governance Committee

1 Committee chair and member fees are not payable to the chairman of the Board, and committee member fees are not payable to committee chairs.

Where a director is the member or chairman of more than one Board committee, the director receives the single highest applicable fee.

The fees paid to non-executive directors will remain the same for the year beginning 1 July 2013.

No director (excluding the CEO) receives compensation in the form of stock options or restricted shares or participates in a bonus or profit-sharing plan.

During FY13 the total remuneration earned by directors and the other benefits received by the directors of Telecom was as follows:

NAME TOTAL REMUNERATION (NZ$)

FOR THE PERIOD 1 JULY 2012

– 30 JUNE 2013 1

Mark Verbiest $330,000

Paul Berriman $147,000

Murray Horn $165,000

Maury Leyland $145,000

Kevin Roberts $145,000

Charles Sitch $147,000

Justine Smyth $160,000

Simon Moutter 2 –

Total $1,239,000

1 The figures shown are gross amounts and exclude GST where applicable. In addition to these amounts Telecom meets costs incurred by directors, which are incidental to the performance of their duties. This includes providing directors with telephone concessions and paying the cost of directors’ travel.

As these costs are incurred by Telecom to enable directors to perform their duties, no value is attributable to them as benefits to directors for the purposes of the above table.

2 As an executive director, Mr Moutter did not receive directors’ fees during FY13. For further details of Mr Moutter’s remuneration see CEO Remuneration.

Retirement allowances

No retirement allowances are provided to directors. No director (excluding the CEO) has a service contract with Telecom that provides for benefits or remuneration in the event that the service of any such director with Telecom is terminated. For details of benefits or remuneration to be paid to the CEO in such circumstances, see CEO remuneration.

Superannuation

No superannuation was paid to any Telecom director during FY13.

Remuneration and benefits to former directors

As a former executive director of the Company, Dr Paul Reynolds received $373,267, comprising a payment upon the vesting of long term incentives and other benefits provided as part of his termination terms. These payments were made following his cessation date, during FY13.

investor.telecom.co.nz | 145

GOVERNANCE

Telecom employee remuneration

Remuneration Governance

The HRCC is responsible for reviewing Telecom’s remuneration and human resources strategy, structure, policy and practices. Expert advice, best practice remuneration structures and market trends are regularly reviewed, alongside organisational strategy and performance, to ensure that the remuneration strategy for Telecom contributes to effective outcomes and value creation.

The HRCC recognises the role people play in the achievement of Telecom’s short-term and long-term objectives as a key source of competitive advantage. To successfully compete, Telecom must be able to attract, retain and motivate capable employees.

The HRCC is also ultimately responsible for the governance of Telecom’s remuneration policies and practices and for ensuring Telecom meets its legislative and regulatory requirements as they relate to remuneration matters.

A key area of focus for FY13 has been organisational design and restructuring to better align the work force with Telecom’s strategic priorities, and to help simplify and reset the business. Justine Smyth, Mark Verbiest, Maury Leyland and Kevin Roberts comprise the current HRCC members. Justine Smyth has chaired the Committee since 1 December 2011. During the year the HRCC has been responsible for reviewing, approving and making recommendations to the Board on a number of significant matters, including the following:

Talent management and succession planning;

Reviewing the Company’s approach to incentives and benefits;

Performance reviews of the CEO and Leadership Team;

Setting targets and assessing performance for incentive schemes;

Monitoring diversity policy and objectives;

Recruitment of the new CFO, Jolie Hodson, CEO of Gen-i, Tim Miles and Group HR Director, Joe McCollum; and

Redesign and simplification of the employee performance management process.

For further detail on the role and responsibilities of the HRCC see Board Committees.

Remuneration principles

There are four key principles determined by the HRCC that underpin Telecom’s remuneration policies.

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

The HRCC decides Telecom’s position within a comparative market and this determines remuneration ranges. Individual remuneration is set within these ranges taking account of a number of factors, including individual performance and capability, specific business needs, the criticality to Telecom of a specific position or individual, market shortages of specific skills, regional differences and economic climate. Remuneration ranges are reviewed annually to reflect movement in market remuneration. The HRCC believes that Telecom is currently generally well positioned within the employment market.

2. Remuneration is linked to performance so that higher levels of performance attract higher rewards

Overall business strategy shapes Telecom’s corporate plan. It cascades down to business groups and is reflected in business plans and finally in individual performance objectives.

Individual performance is a key input into the annual remuneration review decision such that above-target performance can result in higher levels of remuneration. Where applicable, the variable remuneration component is at-risk and includes specifically designed sales incentives, annual incentives and long-term incentives. Each of Telecom’s incentive schemes links desired performance outcomes with appropriate reward.

Sales incentives, specific to sales positions, are designed to drive achievement of sales, customer value and service targets.

Telecom’s annual incentive scheme provides a short-term reward for performance consistent with the Company’s corporate plan.

146 | Telecom Annual Report 2013

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

Telecom pays total remuneration at market level. The overall remuneration cost is linked to Telecom’s performance and therefore ability to pay.

4. Rewards to senior management are aligned to the long-term performance of the Company

The HRCC makes recommendations to the Board on senior management incentive remuneration plans, including long-term incentives. Senior management remuneration packages comprise a fixed portion and an at-risk portion that is only paid when performance objectives are met. A member of the Leadership Team’s remuneration package is comprised of approximately 50% as a fixed component, with the remaining 50% at-risk balancing short and longer-term performance.

Telecom incentive schemes

Telecom maintains a variety of both short-term and long-term incentive plans, allowing greater flexibility in providing a “custom fit” solution to drive desired performance outcomes. Different parts of the Company are at different stages of their development – some parts of the organisation are in early stage investment, some parts of the Company are more mature and, as with all true portfolios of business, some parts of the organisation may potentially be divested in the future. Hence it is appropriate to align incentive plans with the part of the Company to which they apply. In addition to sales incentives, Telecom has three types of incentives: a short-term annual incentive, an equity incentive and long term incentives. These schemes are designed to ensure there is an appropriate balance between short-, medium- and longer-term performance objectives. These are described in detail below.

Annual incentive scheme

Telecom’s annual cash-based short-term incentive scheme is an integral part of Telecom’s overall approach to competitive performance-based remuneration. It aims to reward eligible individuals for meeting or exceeding individual and company targets that are aligned to Telecom’s strategic direction. In previous years, employees at all levels in the organisation were eligible to participate in the scheme, however, from 1 July 2013, only senior employees who play a significant role in driving Telecom’s performance will be eligible to participate in the scheme. Employees who will no longer be eligible to participate in the scheme had a portion of their incentive target added to their base salary as a one-off recognition of the narrowing of the scheme.

The Board determines Telecom’s strategy and measures of success and agrees a corporate plan, with reference to external performance benchmarks. Based on this agreed plan, business performance targets are set at the beginning of the year, with the Board assessing performance against these targets following the completion of the financial year. The high-level corporate strategies and targets are used to set individual objectives that are stretching, measurable, achievable, realistic and time bound. The incentive design is intended to balance business performance and individual performance so that above target performance in both may result in above target payments, while below target performance in either results in lower or, in some cases, no incentive payments.

For FY13, the business performance targets related to EBITDA, free cash flow, customer connection numbers and revenue. Given the focus for FY13 has been on the simplification and resetting of the business, the Board has determined that payments made under the annual incentive scheme for FY13 will be based solely on the Company’s performance, with the outcomes delivered at the same level across the business. This is a departure from the approach taken in previous years where individual performance combined with company performance was taken into account to determine payments.

Equity Incentive Scheme

The Equity Incentive Scheme was introduced in September 2012 for members of the then Leadership Team. The Board has the discretion to deliver this incentive in redeemable ordinary shares or cash (such that the value delivered in cash would put the participant in a similar position to what they would have been in had shares been issued). In the event the relevant members of the Leadership Team are awarded redeemable shares, they would be prohibited from disposing of the redeemable ordinary shares for a specified period, generally two years. At the end of the specified period the redeemable ordinary shares automatically reclassify into ordinary shares. Awards made to the relevant members of the Leadership Team are subject to a pre-allocation performance hurdle, with the quantum of their award determined by their annual performance outcome achieved for the previous year ended

30 June.

For FY13 the Board has determined the equity incentive is to be delivered in cash deferred for a period of two years vesting in September 2015. Payment will be made with reference to the share price at the time of vesting which will put the recipients in the same financial position they would have been in had redeemable ordinary shares been issued.

Long-term incentive schemes

Telecom currently operates equity and cash-based long-term incentive schemes for the CEO, members of the Leadership Team and senior managers.

investor.telecom.co.nz | 147

GOVERNANCE

Telecom’s at-risk long-term incentive schemes have been modified as appropriate over different financial years to maintain appropriate incentivisation in a context of significant transformation in the telecommunications sector. Having a wide range of long-term incentive schemes in operation gives Telecom the flexibility it requires to grant under a particular scheme depending on what is appropriate in the circumstances. In FY13 (granted in September 2012) long-term incentives were delivered under the Share Rights Scheme (see Share Rights Scheme below) and the Restricted Share Scheme (see Restricted Share Scheme below).

Awards made to the CEO and the Leadership Team in FY13 are subject to post-allocation performance hurdles, with outcomes approved by the HRCC. Awards made to senior managers in FY13 were subject to a pre-allocation performance hurdle, with the quantum of their award determined by their annual performance outcome achieved for the previous year ended 30 June.

An overview of the long-term incentive schemes currently operating at Telecom during FY13 for the Leadership Team and senior managers are summarised in the table below. See CEO Remuneration for details of the CEO’s long-term incentive schemes.

Share Rights Scheme

Under the Share Rights Scheme, participants are granted rights to purchase Telecom shares at a nil cost strike price. Share rights have no voting rights until exercised and generally cannot be exercised for a three-year period. The share rights will be exercisable at the end of the vesting period only if the individual is still employed by Telecom and, in the case of the Leadership Team, a total shareholder return performance hurdle has been met. In special circumstances early vesting may occur. The total number of restricted shares and share rights on issue under these schemes comprised less than 1% of the total shares on issue at 30 June 2013. See note 25 to the financial statements in Performance for more details.

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

SCHEME TYPE GRANTED IN LEADERSHIP TEAM SENIOR MANAGERS

Telecom Share Share-based incentive FY13 Eligible Only Australian employees eligible

Rights Scheme Three year vesting Three year vesting

Post-allocation performance Pre-allocation performance hurdle hurdle

Telecom Restricted Share-based incentive FY13 Ineligible Only New Zealand employees

Share Scheme eligible

Three year vesting

Pre-allocation performance hurdle

Telecom Equity Link A cash-based incentive FY12 Eligible Eligible

Scheme which is directly linked

to the share price Three year vesting Three year vesting

performance of Telecom Post-allocation performance Pre-allocation performance hurdle hurdle

Telecom Cash-based A cash-based FY11 Eligible Eligible

LTI Scheme performance incentive Post-allocation performance Three year vesting hurdle Pre-allocation performance hurdle

Vested in September 2012

148 | Telecom Annual Report 2013

Equity Link Scheme

In FY12 the Leadership Team and senior managers received their long-term incentive awards under the Equity Link Scheme. The Equity Link Scheme provides a cash payment of an amount that is adjusted upwards or downwards based on Telecom share price movement over the specified period, ensuring that the value of the incentive payment is linked to share price performance. Vesting will occur in September 2014, provided the individual is still employed by Telecom and in the case of the Leadership Team, provided a total shareholder return performance hurdle has been met.

Cash-based LTI Scheme

In FY11 the Leadership Team and senior managers received their long-term incentive awards under a cash-based performance scheme.

For current members of the Leadership Team, vesting and payment occurred in September 2012, subject to performance hurdle testing and provided the relevant executive was still employed by Telecom. For senior managers, payment will occur in September 2013, provided the senior manager is still employed by Telecom. In special circumstances early vesting may occur.

Superannuation

During FY13 Telecom made pension contributions of

NZ$0.6 million to the New Zealand Government Superannuation Fund (FY12: NZ$0.9 million; FY11: NZ$1 million; FY10: NZ$1 million; FY09: NZ$1 million) and NZ$11 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (FY12: NZ$11 million; FY11: NZ$14 million; FY10: NZ$15 million; FY09: NZ$18 million). With effect from 1 April 2009, the KiwiSaver Act 2008 required Telecom to make a contribution of 2%, increasing to 3% from 1 April 2013, of total gross earnings for all New Zealand employees contributing to a KiwiSaver superannuation fund. Total KiwiSaver Employer Contributions made by Telecom for FY13 were NZ$8.2 million (FY12: NZ$7.4 million; FY11: NZ$6 million; FY10: NZ$4 million; FY09: NZ$2 million).

Leadership Team retirement or redundancy

Typically, the Leadership Team employment agreements provide that, in the event that a member is made redundant, he or she will be entitled to redundancy compensation equivalent to nine months of the member’s total base remuneration. The member will also be entitled to receive any incentive scheme entitlement in accordance with the rules of the relevant incentive scheme, in the event of his or her redundancy.

CEO remuneration

Employment agreement and termination benefits

Mr Moutter has an employment agreement that commenced on

13 August 2012. The agreement is not a fixed-term contract.

The employment agreement may be terminated by the Board on three months’ notice. If the Board gives notice of termination, Telecom must pay the CEO a termination payment equal to nine months’ base remuneration. In addition, the Board retains sole discretion to determine any entitlements under the CEO’s annual performance incentive, performance equity incentive and long-term performance incentive schemes (all outlined below) subject to the rules of these schemes.

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

Remuneration

The CEO’s remuneration package reflects the scope and complexity of the CEO’s role. The package for FY13 included a fixed cash component, an at risk short-term incentive (to be paid under the CEO Annual Performance Incentive Scheme), an at risk equity incentive (to be awarded under the CEO Performance Equity Scheme) and an at risk long-term incentive (to be awarded under the CEO Performance Rights Scheme). Sixty four percent of the CEO’s remuneration package is at risk.

investor.telecom.co.nz | 149

GOVERNANCE

The CEO’s employment agreement also provided for a one-off grant of NZ$750,000 share rights to acquire ordinary shares in Telecom (Additional Grant) to be made in FY13. This grant was made under the CEO Performance Rights Scheme; however it differed from other grants under that scheme in that there were no performance criteria attached to it. In addition, 50% of the share rights will be exercisable one year after the grant and the remaining 50% will be exercisable two years after the grant.

CEO Incentive Schemes

CEO Annual Performance Incentive Scheme

The CEO is eligible for an annual cash-based short-term incentive, which is subject to his achievement of specific performance objectives set by the Board based on the agreed strategy and business plan for the relevant financial year. The specific performance objectives will include financial criteria based on Telecom’s business and strategic plans and other criteria relating to corporate governance, reputation, effective leadership and management. These objectives will be set at the beginning of each financial year and assessed at the end of the financial year by the Board when it makes its determination of the incentive award. The Board will assess the CEO’s performance and determine the actual payment value of his short-term incentive in the range of 0 to 175% of his target value.

For FY13, the business performance targets related to EBITDA, free cash flow, customer connection numbers and revenue. Given the focus for FY13 has been on the simplification and resetting of the business, the Board has determined that the payment made under the CEO Annual Performance Incentive Scheme for FY13 will be based solely on the Company’s performance, which is consistent with the approach which is being taken with respect to the annual incentive scheme for other employees for FY13.

CEO Performance Equity Scheme

The CEO Performance Equity Scheme is intended to reward the CEO for achieving pre-specified target levels of performance during a financial year and to align the CEO’s remuneration with the long-term performance of Telecom. The performance objectives that apply under this scheme are the same as those that apply under the CEO Annual Performance Incentive Scheme. The Board will assess the CEO’s performance and determine the actual award in the range of 0 to 175% of his target value. The incentive award will be delivered in redeemable ordinary shares, or at the Board’s discretion, this award can be delivered in cash. The CEO is prohibited from disposing of the redeemable ordinary shares for a specified period, generally two years and Telecom may redeem the shares in certain termination situations. At the end of the specified period they will automatically reclassify into ordinary shares. The issue of the shares on these conditions links a substantial part of the CEO’s remuneration with the share price performance of Telecom.

The first grant under the CEO Performance Equity Scheme will occur in September 2013. Subsequent grants will be at the discretion of the Board within the context of the approval granted by shareholders and may be made in September of each year but in no case later than three years after the date of the 2012 Annual Meeting.

For FY13 the Board has exercised its discretion to deliver the CEO’s equity incentive in cash deferred for a period of two years vesting in September 2015. Payment will be made with reference to the share price at the time of vesting which will put the CEO in the same financial position he would have been in had redeemable ordinary shares been issued.

CEO Performance Rights Scheme

The CEO Performance Rights Scheme is intended to link part of the CEO’s remuneration with the long-term performance of Telecom and align the CEO’s interests with those of shareholders, through the granting of equity with post-allocation performance testing.

The CEO received an annual long-term incentive award of NZ$1,000,000 of share rights in FY13 (granted in October 2012), being the first issue of shares under the CEO Performance Rights Scheme. Subsequent grants of share rights will be at the discretion of the Board and may be made in September of each year but in no case later than three years after the date of the 2012 Annual Meeting.

Each share right is granted for no cash consideration and provides the right to purchase one Telecom ordinary share for no cash consideration (that is, each share right has a nil exercise price). The Board will set the period after which share rights are eligible for vesting (that is, become exercisable) at the time a grant is made. For the grant for FY13, the Board determined that one-half of the share rights would be eligible for vesting two years after the grant, and one-half of the share rights would be exercisable three years after the grant. For subsequent grants of share rights it is anticipated that the Board will specify that share rights be eligible for vesting three years after the grant.

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

150 | Telecom Annual Report 2013

Performance Hurdle

Share rights granted under the CEO Performance Rights Scheme (other than the Additional Grant) can only be exercised if the applicable performance hurdle has been met. For the share rights granted in October 2012, the CEO may only exercise those share rights if Telecom’s Total Shareholder Return (TSR) meets or exceeds the 50th percentile of a comparator group of the companies which comprise the NZX50 index when ranked by TSR calculated over the relevant period. Telecom’s TSR is a measure of the combination of share price appreciation and dividends paid since the date of the grant. TSR calculations for this hurdle will be made with reference to the closing price immediately prior to the effective date of issue and the volume weighted average price of that share for the 10 business days at the end of the relevant period. If Telecom’s TSR performance is equal to the 50th percentile of the TSR of the comparator group over the relevant period (subject to certain limits described in the following paragraphs) then 40% of the share rights in a tranche become exercisable, increasing on a straight-line basis such that all share rights in a tranche may be exercised if Telecom’s TSR is at or above the 85th percentile of the TSR of the comparator group.

Testing to determine whether the performance hurdle has been met will occur at the end of the vesting period of the grant. In order for share rights to be exercised, the minimum threshold of this hurdle must be met. If the maximum performance hurdle is not met, there will be a re-test twelve months later using the same methodology. The Board may amend the performance hurdle or specify a different performance hurdle or specify a different re-test date for future grants of share rights under the CEO Performance Rights Scheme if it determines, in its discretion, that the proposed performance hurdle ceases to be appropriate. The performance hurdle for a particular grant of share rights cannot be changed after those share rights have been granted. Achievement of the performance hurdle will be determined by the Board following receipt of data that verifies that the performance hurdle has been met for each tranche of share rights. Once the performance hurdle is met, the share rights may be exercised up to and including the lapse date. The Board also has discretion to grant shares rights with no performance hurdles. It is anticipated that the Board will specify that any subsequent grants of share rights are subject to performance hurdles.

Remuneration for period ending 30 June 2013

The table below shows the details of the remuneration earned by or paid to, the CEO, Mr Moutter, for FY13.

SHORT-TERM INCENTIVE2 EQUITY INCENTIVE2 LONG-TERM INCENTIVE

BASE SALARY AT RISK AT RISK AT RISK

FIXED1 (EARNED IN FY13, PAID IN FY14) (EARNED IN FY13, AWARDED IN FY14) (GRANTED IN FY13)

NZ$1,194,231 NZ$271,274 NZ$217,019 NZ$1,000,000 in the form of 399,186 performance rights3

NZ$750,000 in the form of 299,390

performance rights4

1 This figure includes employer contributions towards the CEO’s KiwiSaver scheme and is pro-rated from the date of the CEO’s commencement of employment with Telecom.

2 Pro-rated for FY13 from the date of the CEO’s commencement of employment with Telecom.

3 Subject to achievement of specific performance hurdles set by the board, 50 percent of the performance rights will vest in September 2014, and 50 percent will vest in September 2015.

4 These performance rights were awarded as a one-off grant and have no performance criteria attached. 50 percent of the performance rights will vest in September 2013, and 50 percent will vest in September 2014.

investor.telecom.co.nz | 151

GOVERNANCE

Remuneration of the Leadership Team

The aggregate amount of compensation earned by, and benefits granted to, all members of the Leadership Team (including the CEO) during FY13 was NZ$12,800,783. This figure includes termination payments and other remuneration and benefits paid to members of the Leadership Team who left during FY13 and to members who were in acting positions during FY13. It also includes the grant value of long-term incentives granted to all members of the Leadership Team during FY13; however no value is received under long-term incentives or the equity incentive unless they vest. Vesting of long-term incentives granted to current members of the Leadership Team in FY13 will occur in September 2015 (ie. FY16) subject to continued employment and satisfaction of performance hurdles.

This aggregate remuneration figure does not include the value of long term incentives vesting in FY13, as these were included in the aggregate figure for the relevant financial year in which the long-term incentive was granted.

As provided for other Telecom employees, members of the Leadership Team also receive telephone concessions. In addition, some members of the Leadership Team receive de minimus amounts by way of contributions to medical insurance premiums and membership to the Marram Trust (a community healthcare and holiday accommodation provider). If a member of the Leadership Team is a Kiwisaver member, a contribution is made towards that individual’s Kiwisaver scheme, as it is with all New Zealand employees. None of these amounts are included in this aggregate remuneration figure.

Aggregate equity security holdings and share ownership of members of the Leadership Team as at 12 August 2013.

MEMBER OF THE LEADERSHIP TEAM EQUITY SECURITY 1 NUMBER HELD AT 12 AUGUST 20132 EXPIRY DATE RANGE

David Havercroft Share Rights 59,878 14/12/15 – 14/12/16

Ordinary shares 28,704 N/A

Chris Quin Share Rights 119,817 16/12/13 – 14/12/16

Ordinary shares 197,192 N/A

Rod Snodgrass Share Rights 61,402 16/12/13 – 14/12/16

Ordinary shares 124,656 N/A

Tim Miles Share Rights 61,866 14/12/15 – 14/12/16

Simon Moutter Performance Rights 698,576 399,186 expiring 14/12/15 – 14/12/16;

299,390 expiring 14/12/13 – 14/12/14

David Yuile Share Rights 73,079 14/12/15 – 14/12/16

Ordinary shares 91,391 N/A

1 None of the equity securities have an exercise price. The share rights and performance rights are described in more detail in the Long-term incentive schemes and

CEO Incentive Schemes sections above.

2 All members hold less than 1% of the ordinary shares on issue as at 12 August 2013.

152 | Telecom Annual Report 2013

Employees

The table below sets out the total number of employees (excluding fixed-term employees and contractors) employed on a headcount basis by Telecom over the past three financial years as at 30 June. Telecom also reports the total number of employees on a full-time equivalent (FTE) basis (see

Performance – Key Performance Indicators), which is different to total headcount. At 30 June 2013 there were 57 fixed-term employees (ie, employees who are employed for a specified period rather than on a permanent basis). The reduction in employee numbers from 30 June 2012 to 30 June 2013 is a result of downsizing to align the work force with the Company’s strategy.

YEARS ENDED 30 JUNE 2013 2012 2011

Employees 6,342 7,619 8,297

The diagrams below provide a breakdown of persons employed by Telecom by business unit and geographic location as at

30 June 2013:

Permanent Employees by Business Unit

Permanent Employees by Country

1 Telecom Cook Islands Limited is 60% owned by Telecom.

2 Includes Revera employees.

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

Employee remuneration range

The table below shows the number of employees and former employees of Telecom, not being directors of Telecom, who, in their capacity as employees, received remuneration and other benefits during FY13 totalling at least NZ$100,000.

The remuneration figures shown include all monetary payments actually made during the year, including redundancies and the face value of any at-risk long-term incentives granted, where applicable (although such value will not be realised unless the incentives vest). Long-term incentives vesting during FY13 are not included as such incentives were accounted for in the financial year in which they were granted. Long-term incentives granted to employees in FY13 which lapsed during FY13 on the relevant employee’s termination are not included in the figures in the table.

The table does not include amounts paid post 30 June 2013 that related to FY13. Employees received telephone concessions that may have included free telephone line rental, national and international phone calls and online services. The value of this benefit is not included in these remuneration figures.

In addition, certain employees receive contributions towards membership of the Marram Trust (a community healthcare and holiday accommodation provider) contributions to the Government Superannuation Fund (a legacy benefit provided to a small number of employees) and, if the individual is a KiwiSaver member, a contribution of 2% prior to 1 April 2013 and 3% from 1 April 2013 of gross earnings towards that individual’s KiwiSaver scheme. These amounts are not included in these remuneration figures.

Any benefits received by employees that do not have an attributable value are not included. The remuneration details of those employees paid outside of New Zealand have been converted into New Zealand dollars.

investor.telecom.co.nz | 153

GOVERNANCE

No employee appointed as a director of a subsidiary company of Telecom receives or retains any remuneration or other benefits from Telecom for acting as such. REMUNERATION RANGE NZD NZ BASED EMPLOYEES INTERNATIONAL BASED EMPLOYEES TOTAL NUMBER OF EMPLOYEES

$1,980,001-$1,990,000 1 0 1

$1,830,001-$1,840,000 1 0 1

$1,410,001-$1,420,000 0 1 1

$1,300,001-$1,310,000 1 0 1

$1,250,001-$1,260,000 1 0 1

$1,120,001-$1,130,000 1 0 1

$1,110,001-$1,120,000 1 0 1 $980,001-$990,000 1 0 1 $970,001-$980,000 1 0 1 $880,001-$890,000 0 1 1 $850,001-$860,000 0 1 1

$780,001-$790,000 1 0 1 $720,001-$730,000 1 0 1 $710,001-$720,000 0 1 1 $670,001-$680,000 0 1 1 $640,001-$650,000 0 1 1

$620,001-$630,000 0 1 1 $600,001-$610,000 3 1 4 $580,001-$590,000 2 1 3 $570,001-$580,000 1 0 1 $550,001-$560,000 2 2 4

$540,001-$550,000 1 0 1 $530,001-$540,000 1 0 1 $520,001-$530,000 2 1 3 $510,001-$520,000 0 1 1 $500,001-$510,000 2 0 2

$490,001-$500,000 1 0 1 $480,001-$490,000 1 0 1 $470,001-$480,000 0 1 1 $460,001-$470,000 1 0 1 $450,001-$460,000 2 1 3

$440,001-$450,000 3 1 4 $430,001-$440,000 1 0 1

REMUNERATION RANGE NZD NZ BASED EMPLOYEES INTERNATIONAL BASED EMPLOYEES TOTAL NUMBER OF EMPLOYEES

$420,001-$430,000 2 1 3

$410,001-$420,000 2 0 2

$400,001-$410,000 4 3 7

$390,001-$400,000 4 0 4

$380,001-$390,000 2 3 5

$370,001-$380,000 6 3 9

$360,001-$370,000 3 4 7

$350,001-$360,000 4 8 12

$340,001-$350,000 3 6 9

$330,001-$340,000 2 3 5

$320,001-$330,000 8 7 15

$310,001-$320,000 5 6 11

$300,001-$310,000 6 7 13

$290,001-$300,000 9 6 15

$280,001-$290,000 9 6 15

$270,001-$280,000 12 7 19

$260,001-$270,000 14 15 29

$250,001-$260,000 18 7 25

$240,001-$250,000 27 17 44

$230,001-$240,000 32 16 48

$220,001-$230,000 31 35 66

$210,001-$220,000 32 31 63

$200,001-$210,000 45 39 84

$190,001-$200,000 71 26 97

$180,001-$190,000 60 36 96

$170,001-$180,000 87 40 127

$160,001-$170,000 133 48 181

$150,001-$160,000 179 36 215

$140,001-$150,000 219 58 277

$130,001-$140,000 237 51 288

$120,001-$130,000 310 54 364

$110,001-$120,000 339 75 414

$100,000-$110,000 381 63 444

TOTAL 2329 733 3062

Employees do not receive any value under long-term incentives (the grant (face) value of which is included in the remuneration figures in the above table) unless they vest.

154 | Telecom Annual Report 2013

DISCLOSURES

Interests disclosures

Director share ownership

As at 12 August 2013 directors and Leadership Team members had a beneficial interest in Telecom shares representing approximately 0.10% of the shares outstanding.

Telecom ordinary shares beneficially owned by directors and Leadership Team members have the same voting rights as all other ordinary shares of Telecom currently on issue.

As at 30 June 2013 directors had a relevant interest (as defined in the Securities Markets Act 1988) in Telecom shares as follows:

RELEVANT INTEREST IN TELECOM SHARES

NAME 30 JUNE 2013 PERCENTAGE1

Paul Berriman 20,000 0.0011

Murray Horn 20,000 0.0011

Maury Leyland 9,000 0.0005

Kevin Roberts 20,000 0.0011

Justine Smyth 210,000 0.0120

Mark Verbiest 17,568 0.0010

Simon Moutter 698,576 2 0.0384

1 Each percentage stated has been rounded to the nearest 1/1000th of a percent.

2 Held in the form of 698,576 share rights as detailed in the table under

Remuneration – CEO remuneration.

As at 12 August 2013 there was no change in directors’ relevant interests in Telecom shares.

Interests register

The following are particulars of entries made in the interests register for FY13:

Disclosure of director interests

Directors disclosed, pursuant to section 140 of the Companies Act 1993, an interest or cessation of interest in the following entities during FY13.

Murray Horn

ENTITY RELATIONSHIP

Wynyard Group Limited Appointed chairman

Marisco Properties Limited Appointed chairman

Maury Leyland

ENTITY RELATIONSHIP

Transpower New Zealand Limited Ceased to be a director

Simon Moutter

ENTITY RELATIONSHIP

Telecom Foundation Appointed appointer

Telecom Arts Trust Appointed appointer

Charles Sitch

ENTITY RELATIONSHIP

Bkk Partners Ceased to be an advisory

director

Justine Smyth

ENTITY RELATIONSHIP

Auckland International Airport Appointed director

Limited

Mark Verbiest

ENTITY RELATIONSHIP

Aspiring Foundation Trust Appointed chairman

Relevant interest in shares

Directors disclosed, pursuant to section 148 of the Companies Act 1993, the following acquisitions and disposals of relevant interests in Telecom shares during FY13:

Maury Leyland

DATE OF DISPOSAL/ CONSIDERATION NUMBER OF SHARES CLASS OF

ACQUISITION PAID/RECEIVED ACQUIRED/(DISPOSED) SECURITIES

11/12/2012 NZ$11,300 5,000 Ordinary shares

Simon Moutter

DATE OF DISPOSAL/ CONSIDERATION NUMBER OF SHARES CLASS OF

ACQUISITION PAID/RECEIVED ACQUIRED/(DISPOSED) SECURITIES

Services to Performance

01/10/2012 698,576

Telecom rights

Justine Smyth

DATE OF DISPOSAL/ CONSIDERATION NUMBER OF SHARES CLASS OF

ACQUISITION PAID/RECEIVED ACQUIRED/(DISPOSED) SECURITIES

19/09/2012 NZ$92,800 40,000 Ordinary shares

During FY13, entries were made in the interests register for the purposes of section 162 of the Companies Act 1993 in relation to insurance effected for Telecom’s directors and officers for a period of 12 months from 1 June 2013 and in relation to deeds of indemnity provided to all directors and specified officers of the Company.

Related party transactions

Key management personnel costs, which include the remuneration of the CEO and members of the Leadership Team, are disclosed in note 5 to the financial statements.

Other related party transactions that are required to be disclosed by IFRS are detailed in note 29 to the financial statements, see Performance for further details.

investor.telecom.co.nz | 155

DISCLOSURES

Shareholder and exchange disclosures

Stock exchange listing and OTC trading

The ordinary shares of Telecom Corporation of New Zealand Limited are listed on the NZSX and ASX. Telecom shares in the form of American Depositary Shares (ADSs, with one ADS equal to five ordinary shares) trade on the over-the-counter (OTC) market in the United States.

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

Telecom is incorporated in New Zealand; and

Telecom is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act 2001 dealing with the acquisition of shares (ie, substantial holdings and takeovers).

Overseas Investment Act 2005 and Regulations

Overseas persons who acquire shares in Telecom must also comply with the Overseas Investment Act 2005 and Regulations.

The Overseas Investment Act requires that an overseas person obtain consent from the relevant Minister or the Overseas Investment Office (as applicable) before entering into certain acquisitions of shares or interests in shares. The acquisitions for which consent is required are broadly acquisitions that result in the overseas person or an associate of an overseas person (either alone or together with its associates):

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

Shares

As at 12 August 2013 there were 1,817,088,869 Telecom shares on issue. At the same date there were also approximately 389 ADS holders in the United States holding the equivalent of 8.13% of Telecom shares.

156 | Telecom Annual Report 2013

Dividends declared

The following is a summary of all dividends declared by Telecom since 2009.

1ST QUARTER 2ND QUARTER 3RD QUARTER 4TH QUARTER

2009 NZ cents 6.00 6.00 6.00 6.00

US cents 13.81 13.40 16.01 18.05

2010 NZ cents 6.00 6.00 6.00 6.00

US cents 18.33 17.82 17.14 21.98

2011 NZ cents 3.50 3.50 3.50 7.50

US cents 13.23 12.86 14.11 36.51

2011 NZ cents (special dividend) 2.00

US cents (special dividend) 9.73

20121 NZ cents 9.00 11.00

US cents 36.54 43.41

2013 NZ cents 8.00 8.00

US cents 32.20 32.05 2

The amounts above in NZ cents are dividends per ordinary share and the amounts expressed in US cents are dividends per American Depositary Share (ADS). The amount of US cents is calculated based on an approximate exchange rate. The actual US dividend paid is based on the currency conversion exchange rate obtained by the Bank of New York Mellon when converting NZ dollars into US dollars and less transaction charges. On 1 April 1997 Telecom’s ADS to ordinary share ratio changed from 1:16 to 1:8. On 25 September 2007 Telecom’s ADS to ordinary share ratio changed from 1:8 to 1:5.

1 In FY12 Telecom moved from quarterly to semi-annual dividend payments to align with its financial reporting cycle.

2 Estimate based on an exchange rate at 12 August 2013 of US$0.8012.

The last date for shareholders to participate in the second semi-annual dividend announced on 23 August 2013 is 20 September 2013.

Price history

The following tables set out, for the periods indicated, the highest and lowest closing sale prices for the ordinary shares as derived from the Daily Official List of the NZSX.

(a) Annual high and low market prices for the last five financial years:

NZ$ PER SHARE

PERIOD HIGH LOW

1 July 2008 – 30 June 2009 3.81 2.20

1 July 2009 – 30 June 2010 2.88 1.81

1 July 2010 – 30 June 2011 2.51 1.82

1 July 2011 – 30 June 2012 2.77 1.94

1 July 2012 – 30 June 2013 2.84 2.16

(b) Quarterly high and low market prices for the last two full financial years:

NZ$ PER SHARE

PERIOD HIGH LOW

1 July 2011 – 30 September 2011 2.77 2.37

1 October 2011 – 31 December 2011 2.72 1.94

1 January 2012 – 31 March 2012 2.53 1.98

1 April 2012 – 30 June 2012 2.67 2.33

1 July 2012 – 30 September 2012 2.84 2.31

1 October 2012 – 31 December 2012 2.48 2.16

1 January 2013 – 31 March 2013 2.45 2.18

1 April 2013 – 30 June 2013 2.71 2.16

investor.telecom.co.nz | 157

DISCLOSURES

(c) Monthly high and low market prices for the last six months:

NZ$ PER SHARE

PERIOD HIGH LOW

1 February 2013 – 28 February 2013 2.43 2.21

1 March 2013 – 31 March 2013 2.45 2.22

1 April 2013 – 30 April 2013 2.65 2.34

1 May 2013 – 31 May 2013 2.71 2.26

1 June 2013 – 30 June 2013 2.32 2.16

1 July 2013 – 31 July 2013 2.37 2.21

Following the delisting of Telecom’s ADSs from the NYSE in 2012, Telecom’s ADSs trade in the United States in the OTC market in which trading volumes may be limited. See Performance – Risk Factors – Delisting of Telecom’s ADSs from the NYSE may influence trading opportunities for its ADSs and shares.

Share buybacks

Dividend Reinvestment Plan

For the FY13 interim dividend paid in April 2013 Telecom acquired an equivalent number of ordinary shares on-market, in order to avoid an increase in capital arising from the plan. Telecom does not intend to acquire the equivalent number of shares for the final FY13 dividend, which will be paid in October 2013. These mechanisms will be reviewed at each dividend date.

PERIOD TOTAL NUMBER OF SHARES (OR UNITS) PURCHASED AVERAGE PRICE PAID PER SHARE (OR UNITS) ($NZ) TOTAL NUMBER OF SHARES (OR UNITS) PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMMES MAXIMUM NUMBER (OR APPROXIMATE DOLLAR VALUE) OF SHARES (OR UNITS) THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMMES1

2012

July - - - -

August - - - -

September - - - -

October - - - -

November - - - -

December - - - -

2013

January - - - -

February - - - -

13–19 March 2013 3,300,290 $2.27 3,300,290 –

April - - -

May - - - -

June - - - -

Total 3,300,290 – 3,300,290 –

1 On 22 February 2013 Telecom announced that it would operate an on-market share buyback to neutralise its dividend reinvestment plan. Telecom was authorised by the Board to acquire on-market an equivalent number of ordinary shares as would be issued pursuant to Telecom’s dividend reinvestment plan in respect of the first semi-annual dividend for FY13. The maximum number of shares to be purchased was set at the beginning of the buyback period and was restricted to an equivalent number of shares issued pursuant to the dividend reinvestment plan for the first FY13 semi-annual dividend.

158 | Telecom Annual Report 2013

Surplus Capital Return

On 24 February 2012 Telecom announced that it would buyback on-market up to 200 million shares for an aggregate purchase price of not more than NZ$300 million during the 2012 calendar year. The share buybacks were effected by Telecom purchasing 118,577,138 ordinary shares on the NZSX at the prevailing market price from time to time for total consideration of NZ$282,865,977. Shares acquired under the buyback were cancelled. The share buyback programme was completed on 17 December 2012.

PERIOD TOTAL NUMBER OF SHARES (OR UNITS) PURCHASED 1 AVERAGE PRICE PAID PER SHARE (OR UNITS) ($ NZ) TOTAL NUMBER OF SHARES (OR UNITS) PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMMES MAXIMUM NUMBER (OR APPROXIMATE DOLLAR VALUE) OF SHARES (OR UNITS) THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMMES 2

2012

July - - - -

August - - - -

September 4,156,638 $2.35 4,156,638 -

October 5,075,000 $2.33 5,075,000 -

November 15,248,648 $2.35 15,248,648 -

December 25,419,384 $2.23 25,419,384 -

2013

January - - - -

February - - - -

March - - - -

April - - - -

May - - - -

June - - - -

Total 49,899,670 $2.29 49,899,670 -

1 All share purchases were on-market transactions.

2 The share buyback programme was completed on 17 December 2012 and as such no further shares may be purchased under the programme.

Shareholders

Current substantial security holders

According to information publicly available to Telecom via notices filed pursuant to the New Zealand Securities Markets Act 1988, the beneficial owners of 5% or more of Telecom’s ordinary shares as at 30 June 2013 and as at 12 August 2013 were as follows:

30 June 2013

OWNER

NUMBER OWNED AS AT 30 JUNE 2013

2013

% OF CLASS AS AT 30 JUNE 1 2012

2011

Blackrock Investment Management (Australia) Limited

128,978,201

7.10

6.89

n/a

1 The percentages quoted are based on the issued share capital of 1,924,678,136 as at 30 June 2011, 1,872,032,114 as at 30 June 2012 and 1,817,088,869 as at 30 June 2013.

As at 12 August 2013 there had been no change to the substantial security holding stated above. Substantial security holders have the same voting rights as other shareholders.

investor.telecom.co.nz | 159

DISCLOSURES

Twenty largest registered shareholders as at 12 August 2013

RANK HOLDER NAME HOLDING %

1 National Nominees New Zealand Limited 307,939,285 16.94

2 JP Morgan Chase Bank NA 225,445,894 12.40

3 HSBC Nominees (New Zealand) Limited A/C State Street 218,087,142 12.00

4 HSBC Nominees (New Zealand) Limited 183,479,293 10.09

5 Citibank Nominees (New Zealand) Limited 75,933,340 4.17

6 National Nominees Limited 74,040,112 4.07

7 Accident Compensation Corporation 65,387,691 3.59

8 BNP Paribas Nominees (NZ) Limited 61,417,730 3.38

9 HSBC Custody Nominees (Australia) Limited 61,232,440 3.36

10 New Zealand Superannuation Fund Nominees Limited 45,596,891 2.50

11 BNP Paribas Noms Pty Ltd 42,796,704 2.35

12 JP Morgan Nominees Australia Limited 29,449,842 1.62

13 Premier Nominees Ltd – Onepath Wholesale Australasian Shr Fund 24,105,908 1.32

14 TEA Custodians Limited 16,224,987 0.89

15 Citicorp Nominees Pty Limited 15,351,183 0.84

16 FNZ Custodians Limited 12,414,042 0.68

17 Westpac NZ Shares 2002 Wholesale Trust – A/C 10,680,985 0.58

18 Citicorp Nominees Pty Limited – Colonial First State Inv A/C 8,688,156 0.47

19 JP Morgan Nominees Australia Limited 6,258,401 0.34

20 HSBC Custody Nominees (Australia) Limited 5,678,823 0.31

Analysis of shareholding as at 12 August 2013

FROM TO HOLDER COUNT % HOLDING QUANTITY1%

1 1000 12,885 32.44 6,756,173 0.37

1,001 5,000 17,022 42.86 43,269,453 2.38

5,001 10,000 4,904 12.35 36,767,654 2.02

10,001 100,000 4,636 11.67 110,066,527 6.06

100,001 and over 268 0.67 1,620,229,062 89.17

Total 39,715 100 1,817,088,869 100

1 These figures include 875,856 restricted shares on issue (held by Telecom Trustee Limited on behalf of 40 beneficial holders as at 12 August 2013).

Non-marketable parcels – as at 12 August 2013 there were 1,160 shareholders holding between 1 and 99 ordinary shares (a minimum holding under the NZSX Listing Rules) and 3,009 shareholders holding less than the marketable parcel of A$500 of shares under the ASX Listing Rules.

Share rights – as at 12 August 2013 there were 1,301,661 share rights (including performance rights held by the former CEO, Dr Reynolds and current CEO, Mr Moutter) on issue held by 13 holders. The restricted shares and share rights are issued to Telecom employees as part of Telecom’s long-term incentive schemes. For more information on these incentive schemes see Remuneration – Long-term incentive schemes.

160 | Telecom Annual Report 2013

Additional shareholder information

Subsidiary company directors

The following people held office as directors of subsidiary companies at 30 June 2013. Alternate directors are indicated with an (A).

SUBSIDIARY COMPANY CURRENT DIRECTORS DIRECTORS WHO RETIRED DURING THE YEAR

AAPT Finance Pty Limited T Jerome, D Khuth, E Tan P Reid

AAPT Limited D Yuile, J van Woerkom, S Moutter, J Orlando, C Quin

A McInerney

AAPT Mobile Pty Limited T Jerome, D Khuth, E Tan P Reid

AAPT Wireless Holdings Pty Limited T Jerome, D Khuth, E Tan P Reid

AAPT Wireless Pty Limited T Jerome, D Khuth, E Tan P Reid

ABN 73 080 394 645 Pty Ltd T Jerome, D Khuth, E Tan P Reid

Blaxton Properties Limited1 L Byrne, T Miles, J Hodson

Commerce Solutions Pty Limited T Jerome, D Khuth, E Tan P Reid

Connect Internet Solutions Pty Limited T Jerome, D Khuth, E Tan P Reid

Ellipsat Australia Pty Limited T Jerome, D Khuth, E Tan P Reid

Gen-i Australia Pty Limited T Miles, P O’Donohoe, M Munro C Quin, P Howse, D Yuile

Gen-i Limited T Miles, L Byrne C Quin, T Gilbertson

Magna Data Australia Pty Limited T Jerome, D Khuth, E Tan P Reid

Magna Systems Pty Ltd T Jerome, D Khuth, E Tan P Reid

PowerTel Ltd D Yuile, J van Woerkom, S Moutter, J Orlando, C Quin

A McInerney

Request Broadband Pty Ltd T Jerome, D Khuth, E Tan P Reid

Request Business Solutions Pty Ltd T Jerome, D Khuth, E Tan P Reid

Revera (Australia) Pty Limited1 L Byrne, D Khuth, E Tan P Reid

Revera Limited1 L Byrne, T Miles, J Hodson

Spectrum Satellite Services Pty Limited T Jerome, D Khuth, E Tan P Reid

TCNZ (Bermuda) Limited C Adderley, R Snodgrass, S Rees Davies, G Lock (A), J Collis

M Amissah (A), J Redden (A), S Demerling (A),

J Wilson (A), T Counsell (A), M Laing (A),

F Evett (A)

TCNZ Australia Investments Pty Limited J van Woerkom, T Miles, P O’Donohoe, T Gilbertson, D Yuile, C Johnston, C Quin

M Munro

TCNZ (United Kingdom) Securities Limited M Scott, K Duncan, M Laing N Olson, A Francescangeli, M Skilton

TCNZ Cook Islands Holdings Limited J van Woerkom

TCNZ Cook Islands Limited J van Woerkom

TCNZ Finance Limited J van Woerkom, M Laing, L Byrne, J Hodson N Olson, T Gilbertson

TCNZ Financial Services Limited M Laing, L Byrne T Gilbertson

TCNZ Solutions Australia Pty Limited T Jerome, D Khuth, E Tan P Reid

Teleco Insurance Limited D Havercroft, M Laing, J Redden, S Rees Davies C Adderley, G Lock (A), J Collis (A),

(A), S Demerling (A), M Amissah (A), P Bubenzer (A)

R Snodgrass (A), N Clarke (A), L Byrne (A),

J Burke (A), F Evett (A), T Richardson-Augustus

(A), G Woods (A)

Teleco Insurance (NZ) Limited R Quince, M Laing T Gilbertson

Telecom 3G (Australia) Limited L Byrne N Olson, T Gilbertson

Telecom Capacity Limited R Snodgrass

Telecom Cook Islands Limited J Maher, J van Woerkom, M Beder, M Sword, J Selwood (A), N Newnham, C Walton (A)

T Okotai

Telecom Data Centres Limited M Laing, J van Woerkom M Skilton

Telecom Enterprises Australia Pty Limited D Yuile, J van Woerkom, A McInerney J Orlando, T Gilbertson

Telecom Enterprises Limited L Byrne, J Hodson N Olson, T Gilbertson

Telecom IP Limited L Byrne, J Hodson N Olson, T Gilbertson

Telecom Leasing Limited L Byrne, J Hodson, M Laing T Gilbertson, N Olson

Telecom Mobile Leasing No.1 Limited L Byrne, M Laing T Gilbertson

investor.telecom.co.nz | 161

DISCLOSURES

SUBSIDIARY COMPANY CURRENT DIRECTORS DIRECTORS WHO RETIRED DURING THE YEAR

Telecom Mobile Leasing No.2 Limited L Byrne, M Laing T Gilbertson

Telecom Mobile Limited L Byrne, J Hodson N Olson, T Gilbertson

Telecom New Zealand Australia Pty Limited D Yuile, J van Woerkom, A McInerney J Orlando, T Gilbertson

Telecom New Zealand Communications C Walton L Miller

(USA) Limited

Telecom New Zealand International C Walton, C Barnes K Thompson

Australia Pty Limited

Telecom New Zealand International Limited C Walton, L Byrne T Gilbertson

Telecom New Zealand Limited D Havercroft, C Quin, R Snodgrass, T Miles, N Olson, T Gilbertson, S Miller, M Laing

J Hodson

Telecom New Zealand Singapore Pte Limited L Seng, C Walton, A Tierney

Telecom New Zealand (UK) Enterprises J van Woerkom, M Laing N Olson, M Skilton

Limited

Telecom New Zealand UK Limited C Walton, M Scott, K Duncan D Hasemore, L Miller

Telecom New Zealand USA Limited C Walton L Miller

Telecom Pacific Limited L Byrne, J van Woerkom N Olson, T Gilbertson, M Skilton

Telecom Rentals Limited L Byrne, M Laing T Gilbertson

Telecom Retail Holdings Limited L Byrne, J Hodson N Olson, T Gilbertson

Telecom Southern Cross Limited L Byrne, J Hodson N Olson, T Gilbertson

Telecom Trustee Limited L Byrne, J Hodson N Olson, T Gilbertson

Telecom Wellington Investments Limited M Laing, L Byrne T Gilbertson

Telegistics Repair Limited J van Woerkom, L Byrne N Olson, T Gilbertson

Xtra Limited R Snodgrass, L Byrne T Gilbertson

1 Subsidiary acquired and directors listed from 7 May 2013.

162 | Telecom Annual Report 2013

Summary of Telecom’s constitution and key shareholder rights

A summary of the principal provisions of Telecom’s constitution and key shareholder rights is contained in Telecom’s 2012 annual report as filed with the SEC on 24 August 2012.

Telecom has established an ADR facility to provide for the deposit of shares and the creation of ADSs representing deposited securities and for the execution and delivery of ADRs evidencing such ADSs. The Deposit Agreement between Telecom and the Depositary governs the ADR facility and sets out the rights and responsibilities of Telecom, the Depositary and the owners and beneficial owners of ADSs. A summary of the key provisions of the Deposit Agreement and certain requirements of the Companies Act 1993 (Companies Act), the NZSX Listing Rules and the ASX Listing Rules (where these requirements differ materially from those that apply in the United States) is contained in Telecom’s 2012 annual report as filed with the SEC on 24 August 2012.

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

A zero rate of AIL is also available in certain limited circumstances in respect of certain debt securities issued by Telecom. See Taxation – Other taxes below for a description of the taxation of interest returns to non-residents.

Taxation

The following summary is based on tax laws of the United States and New Zealand in effect on the date of this Report and is subject to changes in United States or New Zealand law, including changes that could have retroactive effect.

The following summary does not take into account or discuss the tax laws of any country other than the United States or New Zealand.

This summary does not describe United States estate and gift tax considerations, nor state and local tax considerations within the United States, and is not a comprehensive description of all United States federal income tax or New Zealand tax considerations that may be relevant to a decision to purchase, sell or hold ADSs or shares. Furthermore, this summary does not address United States federal income tax or New Zealand income tax considerations relevant to holders of ADSs or shares who are subject to taxing jurisdictions other than, or in addition to, the United States and New Zealand. It does not address all possible categories of United States holders, some of which

(such as financial institutions, insurance companies, broker-dealers, partnerships and their partners, tax-exempt organisations (including private foundations) holders who own (directly, indirectly or constructively) 10% or more of Telecom’s voting stock, investors that hold ADSs or shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes or investors that have a functional currency other than the United States dollar) may be subject to special rules. This summary contains a description of the principal United States federal income tax and New Zealand tax consequences of the purchase, ownership and disposition of ADSs or shares by a ‘United States holder’ only (as separately defined in the sections United States taxation and New Zealand taxation below).

United States taxation

As used in this section United States taxation, the term ‘United States holder’ means a beneficial owner of ADSs or shares that is: (i) an individual citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes organised under the laws of the United States or any state or political subdivision thereof; (iii) an estate the income of which is subject to United States federal income tax without regard to its source; or (iv) a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or if the trust was in existence on 20 August 1996 and has elected to be treated as a United States person. This discussion assumes that United States holders hold ADSs or shares as capital assets for United States federal income tax purposes.

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

Dividends

For United States federal income tax purposes, any cash distributions paid (without reduction for New Zealand withholding tax, see New Zealand taxation – Dividends) with respect to ADSs or shares out of current or accumulated earnings and profits as determined under United States federal income tax principles (Earnings and Profits) to a United States holder, will be includible in the gross income of such holder as dividend income. Because Telecom does not intend to determine its Earnings and Profits, any distribution paid will generally be treated as a ‘dividend’ for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on such income received

investor.telecom.co.nz | 163

DISCLOSURES

from a ‘qualified foreign corporation’ at a maximum United States federal income tax rate of 20% (plus, under certain circumstances, an additional 3.8% Medicare tax) rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation classified as a ‘passive foreign investment company’ for United States federal income tax purposes) generally will be considered to be a qualified foreign corporation if (i) it is eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for the purposes of this provision and which includes an exchange of information program; or (ii) with respect to any dividend, it pays such dividend on stock (or ADSs with respect to stock) that is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and New Zealand that the Secretary of Treasury has determined is satisfactory for these purposes and Telecom believes it should be eligible for the benefits of the treaty. United States corporations that hold ADSs or shares will generally not be entitled to the ‘dividends received deduction’ generally available to United States corporations for dividends received from United States corporations (and certain non-United States corporations). A distribution of Telecom shares by Telecom to its shareholders made as part of a pro rata distribution to all shareholders of Telecom generally will not be treated as a taxable dividend to United States holders.

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

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. Subject to the limitations discussed below, the withholding tax imposed by New Zealand on dividends is a creditable foreign tax for United States federal income tax purposes in an amount generally equal to the US dollar equivalent of the withholding tax paid determined as follows: (i) for cash-basis taxpayers, at the conversion rate in effect on the day the withholding tax is paid; and (ii) for accrual-basis taxpayers, at the average exchange rate for the taxable year to which the withholding tax relates (or at the conversion rate in effect on the day the withholding tax is paid if the accrual basis taxpayer makes an applicable election). Therefore, the holder will generally be entitled to treat the amount withheld as a foreign tax paid by the holder in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid if the holder does not elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended).

The Internal Revenue Code imposes a number of limitations on the use of foreign tax credits. In general, foreign tax credits are limited to the same proportion of the United States tax against which such credit is taken, which the taxpayer’s net taxable income from the sources outside of the United States (foreign source income) bears to the taxpayer’s entire net taxable income for the taxable year. This foreign tax credit limitation must be computed separately for specific classes of income. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential United States federal income tax rates described above. The rules governing the foreign tax credit are complex and the availability of the foreign tax credit and the application of the limitations on the credit are fact-specific. Investors should consult their own tax advisers regarding the application of the foreign tax credit to their individual circumstances.

Sale or other disposition of ADSs or shares

A United States holder will recognise capital gain or loss on the sale or other disposition of ADSs or shares in an amount equal to the difference between (i) the amount realised upon their disposition and (ii) the holder’s basis in the ADSs or shares. Capital gain or loss will be long term if the ADSs or shares have been held for more than one year. Capital losses are generally deductible only against capital gains and not against ordinary income, subject to certain limited exceptions. Long term capital gains recognised by individual and certain other non-corporate United States holders are generally subject to preferential United States federal income tax rates.

Capital gains recognised by a United States holder on the sale or other disposition of ADSs or shares will be United States source gains. Losses from the sale of ADSs or shares will generally be sourced in the same manner as gains from the sale of such ADSs or shares. However, United States Treasury Regulations include a dividend recapture rule and other exceptions may apply. Investors are encouraged to consult their own tax advisers regarding the proper treatment of such losses. Exchanges, deposits and withdrawals of shares for ADSs or ADSs for shares by a United States holder, will not result in recognition of gain or loss for United States federal income tax purposes.

Backup withholding and information reporting

Information reporting generally will apply to payments of dividends on, and proceeds from the sale or redemption of, ADSs or shares made within the United States to a United States holder of ADSs or shares (other than an exempt recipient, including a corporation and certain other persons). Backup withholding, at a rate of 28%, will apply to those amounts if a United States holder (other than an exempt recipient) fails to provide an accurate tax identification number and certain other certification or fails to report interest and dividends required to be shown on its United States federal income tax return. Investors should consult their own tax advisers regarding their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Backup withholding is not an additional tax. The amount of backup withholding

164 | Telecom Annual Report 2013

imposed on a payment to a United States holder generally will be allowed as a credit against the United States holder’s United States federal income tax liability, and a United States holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Effective for taxable years beginning after 18 March 2010, an individual United States holder and certain entities may be required to submit to the Internal Revenue Service (IRS) certain information with respect to his or her beneficial ownership of the ADSs or shares. This law also imposes penalties if an individual United States holder is required to submit such information to the IRS and fails to do so. Investors should consult their own tax advisers regarding reporting requirements that may be imposed with respect to ownership of the ADSs or shares.

New Zealand taxation

As used in this section New Zealand taxation the term ‘United States holder’ means a beneficial owner of ADSs or shares who: (i) is resident in the United States for tax purposes and is accepted as such by the New Zealand taxing authorities; (ii) is not also resident in New Zealand for New Zealand tax purposes; and (iii) does not hold ADSs or shares in connection with any permanent establishment or fixed base in New Zealand.

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

investor.telecom.co.nz | 165

DISCLOSURES

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

Other taxes

Ordinarily, interest paid to non-residents is subject to NRWT at either the domestic rate of 15% or a reduced rate under any applicable income tax treaty. However, an issuer of a debt instrument to a non-associated non-resident lender may apply to have the instrument registered and the interest made subject to an approved issuer levy (AIL). AIL is a levy payable by the issuer equal to 2% of the interest payments. A zero rate for AIL was introduced effective from 7 May 2012 for debt instruments that meet certain qualifying criteria. The zero rate AIL generally only applies to a NZ dollar-denominated publicly offered debt instrument that is listed on a recognised exchange or satisfies a widely held test and where the registry and paying agency activities are carried out in New Zealand. The debt instrument cannot have been issued through a private placement or be an asset-backed security.

No stamp duty is payable in New Zealand on transfers of the shares and no notice of such transfers need be given by a shareholder to New Zealand fiscal authorities. New Zealand Goods and Services Tax does not apply to share issues or transfers.

New Zealand gift duty was repealed from 1 October 2011. Any gift of property situated in New Zealand by a United States holder from that date is now duty free. Before 1 October 2011, New Zealand gift duty applied in respect of any gift made by a United States holder of ADSs or shares where that gift and any other gift by the United States holder of property situated in New Zealand within 12 months before or after that first-mentioned gift exceeded in aggregate value NZ$27,000. For this purpose ADSs and shares are treated as property situated in New Zealand. Certain limited exemptions and reliefs exist. Gift duty applied at 5% on the amount of gifts over NZ$27,000 and increased on a graduated scale to a maximum rate of 25% on the amount of gifts over NZ$72,000.

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

Continuity of ownership requirement

Telecom must satisfy continuity of ownership requirements to retain its imputation credits. To this end it must maintain at least 66% of its ownership on a continuous basis from the date it derives imputation credits (ie, pays a tax instalment) to the date it attaches those imputation credits to dividends (ie, the date of payment of the dividend). Accordingly, imputation credits in Telecom’s imputation credit account will be lost upon the occurrence of a more than 34% change in its ownership at any time between the derivation of those credits and the attaching of those credits to dividends.

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

Legal proceedings

For details of Telecom’s significant legal proceedings and investigations see note 28 to the financial statements.

Documents on display (US)

Telecom files reports and other information with the Securities and Exchange Commission (SEC). You may read without charge, and copy at prescribed rates, any document filed at the public reference facilities of the SEC’s principal office at 100 F Street, NE, Washington, D.C. 205490, United States of America. The SEC also maintains a website that contains reports and other information that registrants are required to file electronically with the SEC. The address of this website is www.sec.gov.

Please call the SEC at 1 800 SEC 0330 for further information on the operation of the public reference facilities.

166 | Telecom Annual Report 2013

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

These forward-looking statements include, without limitation, statements relating to:

Telecom’s operations and business prospects;

Capital expenditure and investment plans;

Telecom’s business and operating strategies, including reducing costs, simplifying Telecom’s business and improving customer experiences and operational performance;

Telecom’s expectations for its future financial performance generally;

The regulatory environment and the impact of regulatory initiatives on Telecom;

Future dividend payout levels;

The performance of AAPT and its ability to achieve earnings growth;

Cash flow from operations and existing cash and available borrowings sufficient to fund Telecom’s expected capital expenditure, working capital and investment requirements;

The performance of investments, including dividends from Southern Cross;

Growth of, and opportunities available in, the communications and IT services markets and Telecom’s positioning to take advantage of such opportunities;

The convergence of technologies, growth and opportunities to offer new products and services;

Plans for the launch of new products and services;

Telecom’s network and infrastructure development plans, including 4G LTE;

Network performance, resilience and quality;

The impact of legal proceedings, investigations and inquiries involving Telecom;

Competition, market share, prices and growth; and

The operating environment and overall market conditions and trends.

Such forward-looking statements are not guarantees of future performance. Actual results, performance or achievements could differ materially from those projected in, or implied by, the forward-looking statements as a result of various assumptions, risks and uncertainties. In addition to the risks described elsewhere in the Report under Risk factors, other factors and risks could cause actual results to differ materially from those described in the forward-looking statements. These factors and risks include, but are not limited to: Telecom’s ability to successfully implement its strategy to shift from a traditional fixed and mobile infrastructure company to a future-orientated, competitive provider of communication entertainment and IT services;

Telecom’s ability to comply with regulatory requirements;

Competition in the markets in which Telecom operates and the entrance of new competitors to these markets, particularly in the New Zealand market for mobile phone services;

Uncertainties regarding fibre uptake;

Rapid technological changes and convergence of telecommunications, information services and media markets and technologies;

Degree of reliance on legacy fixed line revenues (including wholesale revenues;

Uncertainties regarding operating new systems and technologies;

Uncertainties regarding Telecom’s ability to secure spectrum for it’s 4G LTE network;

Uncertainties about the degree of growth in the number of markets in which Telecom operates;

Decreasing revenues from traditional services due to mobile and other substitution and competitive pressures;

Technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditure to improve the quality of service;

The anticipated benefits and advantages of new technologies, products and services, including broadband and other new-wave initiatives not being realised;

Significant changes in market shares for Telecom and its principal products and services;

Network or system interruptions;

Use of third-party suppliers and the resources available in the New Zealand labour market for delivery of important services and projects;

Uncertainties around acquisitions, divestments and investments;

Future regulatory actions and conditions;

General economic conditions within the countries in which Telecom operates; and

Other factors or trends affecting the telecommunications industry generally, the economies in which Telecom operates and Telecom’s financial condition in particular.

investor.telecom.co.nz | 167

DISCLOSURES

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

168 | Telecom Annual Report 2013

Glossary

In addition the following terms have the following meanings:

3G means third-generation mobile network as defined by the International Telecommunications Union.

4G means fourth generation mobile network as defined by the International Telecommunications Union.

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

HSNS means High-Speed Network Service.

ICT means Information and Communication Technologies.

IDC means International Data Corporation.

IFRS means International Financial Reporting Standards.

IOG means Independent Oversight Group that acted as the high-level external monitoring group for Telecom’s compliance with operational separation Undertakings, disbanded at 1 December 2011 as a result of the demerger

IP means Internet Protocol, a communications protocol suite used for carrying data on the internet.

IP-VPN means Internet Protocol-Virtual Private Network, an industry term for an IP-based VPN.

investor.telecom.co.nz | 169

DISCLOSURES

ISDN means the Integrated Services Digital Network, a switched digital transmission network that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate

Access offers 2 Mbit/s capacity on 30 channels.

ISP means Internet Service Provider.

Kiwi Share means the single Telecom preference share previously held by the New Zealand Government.

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

LTE means Long Term Evolution.

MBIE means Ministry of Business, Innovation and Employment.

MMS means Multimedia Messaging Service.

MPLS means Multi-Protocol Label Switching, an industry term for a data communications technique where labels are used to switch data packets across a network.

MVNO means Mobile Virtual Network Operator.

NM means Not Meaningful.

NYSE means New York Stock Exchange.

NZ IAS means New Zealand International Accounting Standard.

NZSX means the New Zealand main board equity security market operated by NZX.

NZX means NZX Limited.

OECD means Organisation for Economic Co-operation and Development.

OTA means Originating and Terminating Access.

OTN means Optical Transport Network.

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

SARC means Subscriber Acquisition and Retention Cost.

SEC means Securities and Exchange Commission.

SIP means Session Initiation Protocol.

SME means Small and Medium-sized Enterprises.

SMS means Short Message Service.

Southern Cross means Southern Cross Cables group of companies which consists of two sister companies, Southern Cross Cables

Holdings Limited and Pacific Carriage Holdings Limited and their subsidiaries.

T&SS means Technology & Shared Services.

TCF means Telecommunications Carriers Forum.

TDL means Telecommunications Development Levy.

TDM means Time Division Multiplex.

Tier 1 means telecommunications providers that have their own networks.

170 | Telecom Annual Report 2013

Tier 2 means telecommunications providers that buy access from Tier 1 providers (eg, Telecom Wholesale customers).

Tier 3 means telecommunications providers that buy their access from Tier 2 providers (eg, resellers of Tier 2 services).

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

VAS means Value Added Services.

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

investor.telecom.co.nz | 171

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

167 Victoria Street West Auckland 1010

Principal administrative office in Australia

Level 23

680 George Street Sydney NSW 2000 Ph +61 2 9009 9009

Company secretary

Laura Byrne (acting)

Annual Meeting of shareholders

Telecom’s Annual Meeting of shareholders will be held in the conference centre Level 2, Telecom Place, 167 Victoria Street West, Auckland on Friday, 8 November 2013 at 10.00am. A Notice of Annual Meeting and Proxy Form will be circulated to shareholders.

New Zealand registry

Computershare Investor Services Limited Private Bag 92119 Auckland 1142 Ph +64 9 488 8777 Fax +64 9 488 8787 New Zealand Toll Free 0800 737 100 Email: enquiry@computershare.co.nz Website: www.computershare.co.nz

Australian registry

Computershare Investor Services Pty Limited GPO Box 3329, Melbourne VIC 3001, Australia Ph +3 9415 4083 Freephone: 1 800 501 366 Fax +3 9473 2500 Email: enquiry@computershare.co.nz Website: www.computershare.co.nz

United States registry

BNY Mellon Depositary Receipts PO Box 43006 Providence, RI 02940-3006 United States

Toll Free phone number for United States domestic calls:

+1 888 BNY ADRS (+1 888 269 2377) Number for international calls:

+1 201 680 6825

Email: shrrelations@bnymellon.com Website: www.mybnymdr.com

Contact phone numbers

Australia 1800 123 350

Canada 18002800398

Hong Kong 800962867

New Zealand 0800737500

Singapore 8006411013

United Kingdom 0800960283

United States 18002082130

For more information

Shareholders with inquiries about transactions, changes of address or dividend payments should contact Telecom’s share registries.

Shareholder inquiries about Telecom’s operating and financial performance should be emailed to investor-info@telecom.co.nz or addressed to: GM Capital Markets & Investor Relations Telecom New Zealand Limited Private Bag 92028 Auckland 1142 New Zealand http://investor.telecom.co.nz

investor.telecom.co.nz ARBN 050 611 277

172 | Telecom Annual Report 2013

investor.telecom.co.nz

ARBN 050 611 277

Item 19 Exhibits

The following exhibits are filed as part of this annual report:

1	The Telecom Constitution as amended on 11 November 2011 (filed as Exhibit 1 to the Form 20-F for the fiscal year ended 30 June 2012).

2.1	Amended and Restated Deposit Agreement between Telecom, The Bank of New York Mellon, and Holders and Beneficial Owners of American Depositary Shares (filed as Exhibit 1 to the Form F-6 dated 30 May 2007).

2.2	Trust Deed dated 17 March 2000, as supplemented by a First Supplemental Trust Deed dated 1 June 2001, a Second Supplemental Trust Deed dated 30 November 2001, a Third Supplemental Trust Deed dated 19 December 2002, a Fourth Supplemental Trust Deed dated 16 December 2003 and a Fifth Supplemental Trust Deed dated 28 February 2005, relating to a Euro Medium-Term Note Programme, between TCNZ Finance Limited as Issuer, Telecom Corporation of New Zealand Limited and several of its guaranteeing subsidiaries named therein as Guarantors, and The Law Debenture Trust Corporation plc as Trustee (submitted to the SEC under cover of Forms 6-K dated 5 December 2001 and 6 September 2005). In addition, Telecom is party to a number of other instruments defining the rights of holders of long-term debt. None of these instruments covers securities in an amount in excess of 10% of Telecom’s total assets on a consolidated basis. Telecom will furnish copies of those instruments to the SEC upon its request

4.1	Chief Executive Officer’s (Mr Moutter) Employment Agreement and Letter of Offer dated 22 April 2012 and Letter of Appointment as Director dated 27 July 2012 (filed as Exhibit 4.1 to the Form 20-F for the fiscal year ended 30 June 2012).

4.2	Form of Chief Executive Officer Annual Performance Incentive Scheme 2012 (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2012).

4.3	Form of Chief Executive Officer Performance Rights Scheme 2012 (filed as Exhibit 4.3 to the Form 20F for the fiscal year ended 30 June 2012).

4.4	Form of Chief Executive Officer Performance Equity Scheme 2012 (filed as Exhibit 4.4 to the Form 20-F for the fiscal year ended 30 June 2012).

4.5	Telecom Restricted Share Scheme Rules relating to allocations made prior to August 2007 (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2005, filed as Exhibit 4.2 to the Form 20-F for the fiscal year ended 30 June 2007 and filed as Exhibit 4.6 for the fiscal year ended 30 June 2009) and set of Rules as amended in July 2012 (filed as Exhibit 4.5 to the Form 20-F for the fiscal year ended 30 June 2012).

4.6	Telecom Share Rights Scheme Rules relating to allocations made prior to August 2007 (filed as Exhibit 4.3 to the Form 20-F for the fiscal year ended 30 June 2003) and an amended set of Rules (filed as Exhibit 4.3 to the Form 20-F for the fiscal year ended 30 June 2006, filed as Exhibit 4.4 to the Form 20-F for the fiscal year ended 30 June 2007 and filed as Exhibit 4.7 for the fiscal year ended 30 June 2009) and set of Rules as amended in August 2011 (filed as Exhibit 4.7 to the Form 20-F for the fiscal year ended 30 June 2011) and set of Rules as amended in May 2012 (filed as Exhibit 4.6 to the Form 20-F for the fiscal year ended 30 June 2012).

4.7	Telecom Senior Incentive Scheme Rules dated 1 July 2013.

4.8	Form of Director appointment letter (filed as Exhibit 4.7 to the Form 20F for the fiscal year ended 30 June 2012).

4.9	Telecommunications Service Obligations Deed for Local Residential Telephone Service, as amended on 8 November 2011 (filed as Exhibit 4.8 to the Form 20-F for the fiscal year ended 30 June 2012).

4.10	Telecom Equity Link Scheme dated 26 August 2011 (filed as Exhibit 4.12 to the Form 20-F for the fiscal year ended 30 June 2011).

4.11	Telecom Executive Equity Incentive Scheme 2012 (filed as Exhibit 4.10 to the Form 20-F for the fiscal year ended 30 June 2012).

4.12	Interim period agreement dated 24 May 2011 between Telecom and Crown Fibre Holdings Limited (filed as Exhibit 4.13 to the Form 20-F for the fiscal year ended 30 June 2011). Appendix 5 to the Interim Period Agreement, which was the subject of a confidential treatment request which was granted in 2011, was filed separately as Exhibit 4.22 to the Form 20-F for the fiscal year ended 30 June 2012).

4.13	Amendment letter dated 18 August 2011 in respect of interim period agreement dated 24 May 2011 between Telecom and Crown Fibre Holdings Limited (filed as Exhibit 4.14 to the Form 20-F for the fiscal year ended 30 June 2011).

4.14	Amendment letter dated 23 August 2011 in respect of interim period agreement dated 24 May 2011 between Telecom and Crown Fibre Holdings Limited and network infrastructure project agreement dated 24 May 2011 (filed as Exhibit 4.15 to the Form 20-F for the fiscal year ended 30 June 2011).

4.15	Amendment letter dated 8 September 2011 in respect of interim period agreement dated 24 May 2011 (filed as Exhibit 4.16 to the Form 20-F for the fiscal year ended 30 June 2011).

4.16	Amendment letter dated 29 June 2011 in respect of interim period agreement dated 24 May 2011 (filed as Exhibit 4.15 to the Form 20-F for the fiscal year ended 30 June 2012).

4.17*	Network infrastructure project agreement dated 24 May 2011 between Telecom and Crown Fibre Holdings Limited (filed as Exhibit 4.17 to the Form 20-F for the fiscal year ended 30 June 2011).

4.18	Amendment letter dated 24 June 2011 in respect of network infrastructure project agreement dated 24 May 2011 between Telecom and Crown Fibre Holdings Limited (filed as Exhibit 4.18 to the Form 20-F for the fiscal year ended 30 June 2011).

4.19	Amendment letter dated 23 August 2011 in respect of network infrastructure project agreement dated 24 May 2011 between Telecom and Crown Fibre Holdings Limited (filed as Exhibit 4.19 to the Form 20-F for the fiscal year ended 30 June 2011).

4.20	New products commitment agreement dated 24 May 2011 between Telecom and Crown Fibre Holdings Limited (filed as Exhibit 4.20 to the Form 20-F for the fiscal year ended 30 June 2011 and filed as Exhibit 4.19 to the Form 20-F for the fiscal year ended 30 June 2012) as amended and restated on 18 September 2012.

4.21	Kiwi share conversion deed dated 11 July 2011 between Telecom and the Minister of Finance on behalf of the Crown (filed as Exhibit 4.21 to the Form 20-F for the fiscal year ended 30 June 2011) and an amended deed entered into on 25 October 2011 (filed as Exhibit 4.20 to the Form 20-F for the fiscal year ended 30 June 2012).

4.22	Separation deed, as amended and restated on 25 October 2011 between Telecom, Chorus Limited and Chorus New Zealand Limited (filed as Exhibit 4.21 to the Form 20-F for the fiscal year ended 30 June 2012).

4.23	Chorus UFB Services Agreement – General Terms dated 15 November 2011 between Chorus New Zealand Limited and Telecom New Zealand Limited (as a Service Provider) (filed as Exhibit 4.22 to the Form 20-F for the fiscal year ended 30 June 2012).

4.24	Chorus Services Agreement – General Terms dated 15 November 2011 between Chorus New Zealand Limited and Telecom New Zealand Limited (filed as Exhibit 4.23 to the Form 20-F for the fiscal year ended 30 June 2012).

4.25	Wholesale Commercial Services Agreement – General Terms dated 15 November 2011 between Chorus New Zealand Limited and Telecom New Zealand Limited (filed as Exhibit 4.24 to the Form 20-F for the fiscal year ended 30 June 2012) and amendment letter dated 1 December 2012.

8	List of Significant Subsidiaries – see Performance – Financial Statements – Notes to financial statements – Note 30 (Subsidiaries).

11	The Code of Ethics and Directors’ Code of Ethics (filed as Exhibit 11 to the Form 20-F for the year ended 30 June 2004)

12.1	Certification under section 302 of the United States Sarbanes-Oxley Act of 2002 for the fiscal year ended 30 June 2013 by the Chief Executive Officer.

12.2	Certification under section 302 of the United States Sarbanes-Oxley Act of 2002 for the fiscal year ended 30 June 2013 by the Chief Financial Officer.

13.1	Certification under section 906 of the United States Sarbanes-Oxley Act of 2002 for the fiscal year ended 30 June 2013 by the Chief Executive Officer.

13.2	Certification under section 906 of the United States Sarbanes-Oxley Act of 2002 for the fiscal year ended 30 June 2013 by the Chief Financial Officer.

*	Confidential treatment has been granted to sections indicated in the prior filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

TELECOM CORPORATION OF NEW ZEALAND LIMITED

/S/ SIMON MOUTTER
By:	Simon Moutter
Its:	Chief Executive Officer

Date: 23 August 2013